Form 20-F
period 1998-09-30
AMDOCS LTD
filed 1999-01-15
CIK 1062579

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended September 30, 1998

                                       or

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ______ to _____ .

COMMISSION FILE NUMBER 1-14840

                                 AMDOCS LIMITED

             (Exact name of registrant as specified in its charter
               and translation of Registrant's name into English)

                               Island of Guernsey

                (Jurisdiction of incorporation or organization)

                      Tower Hill House Le Bordage GY1 3QT
              St. Peter Port, Island of Guernsey, Channel Islands

                                  Amdocs, Inc.
                 1610 Des Peres Road, St. Louis, Missouri 63131

                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.

Title of each class                                 Name of exchange on which registered
-------------------                                 ------------------------------------
Ordinary Shares, par value pound sterling 0.01      New York Stock Exchange


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

                                      None
                                (Title of class)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT.

                                      None
                                (Title of class)

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

Ordinary Shares, par value pound sterling 0.01                 166,565,324(1)
Non-Voting Ordinary Shares, par value pound sterling 0.01       30,234,700
(Title of class)                                             (Number of shares)

(1) Not including 4,100,000 Ordinary Shares available for grant under the Company's 1998 Stock Option and Incentive Plan. As of December 1, 1998, options to purchase an aggregate of 3,539,600 Ordinary Shares had been granted and 560,400 Ordinary Shares remain available for future grants.

INDICATE BY CHECK MARK WHETHER THE REGISTRANT HAS (1) FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                             YES [X]      NO [ ]

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

                         ITEM 17 [ ]      ITEM 18 [X]

                                 AMDOCS LIMITED

                                   FORM 20-F

           ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1998

                                     INDEX

PART I

Item 1.       Description of Business
Item 2.       Description of Property
Item 3.       Legal Proceedings
Item 4.       Control of the Registrant
Item 5.       Nature of Trading Market
Item 6.       Exchange Controls and Other Limitations Affecting Security Holders
Item 7.       Taxation
Item 8.       Selected Financial Data
Item 9. Management's Discussion and Analysis of Results of Operations and Financial Condition
Item 9A.      Quantitative and Qualitative Disclosure About Market Risk
Item 10.      Directors and Officers of Registrant
Item 11.      Compensation of Directors and Officers
Item 12.      Options to Purchase Securities from Registrant or Subsidiaries
Item 13.      Interest of Management in Certain Transactions

PART II

Item 14.      Description of Securities to be Registered - Not applicable

PART III

Item 15.      Defaults Upon Senior Securities - Not applicable
Item 16. Changes in Securities and Changes in Security for Registered Securities

PART IV

Item 17.      Financial Statements - Not applicable
Item 18.      Financial Statements
Item 19.      Financial Statements and Exhibits

SIGNATURE

EXHIBIT INDEX

21.1 Subsidiaries of Amdocs Limited

23.1 Consent of Ernst & Young LLP

99.1 Amdocs Limited Press Release dated November 11, 1998

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

         Amdocs Limited is a holding company incorporated under the laws of the Island of Guernsey. The Company's global business, conducted through subsidiaries, is to provide product-driven information system solutions to major telecommunication companies in the United States and around the world.

         Unless the context otherwise requires, all references in this report to Amdocs or the Company include Amdocs Limited and its subsidiaries and their respective predecessors.

         The Company's business was founded in 1982. Prior to 1995, the Company and its operating subsidiaries were operated as a group of companies owned by common shareholders. In 1995, the companies underwent a reorganization as a result of which Amdocs Limited became the holding company for all the affiliated companies.

         The Company's Ordinary Shares are publicly traded on the New York Stock Exchange under the symbol "DOX."

         In the United States, the Company's main sales and development center is located in St. Louis, Missouri. The executive offices of the Company's principal subsidiary in the United States are located at 1610 Des Peres Road, St. Louis, Missouri 63131, and the telephone number at that location is (314) 821-3242.

Overview

         The Company's Business Support Systems ("BSS") consist of families of customized software products and services designed to meet the mission-critical needs of specific telecommunications market sectors. The Company provides primarily Customer Care and Billing Systems ("CC&B Systems") for wireless (cellular, PCS and paging), wireline (local, long distance, international and Internet) network operators and service providers, as well as for companies that offer multiple service packages, commonly referred to as convergent services (combinations of local, long distance, international, mobile, cable television
(CATV) and Internet services). In addition, the Company provides a full-range of Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of the process and the expertise required for system support, the Company also provides extensive customization, implementation, ongoing support, system enhancement and maintenance services.

         Since the inception of its business in 1982, the Company has concentrated on providing software products and services to major telecommunications companies. By focusing on this market, Amdocs believes that it has been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of the telecommunications industry. The Company's customer base includes the largest local exchange service providers in the United States (including all the regional Bell operating companies), major foreign network operators and service providers (including Deutsche Telekom (Germany) and Telstra Corporation Ltd. (Australia)) and emerging market leaders. The Company has been able to establish long-term working relationships with many of its customers, due, in part, to its broad-based expertise and its ability to address the evolving needs of a dynamic telecommunications industry. Of the Company's current customer base of over 60 customers, fifteen have been customers for five years or more.

         The telecommunications industry is undergoing rapid and fundamental changes due to the increased demand for telecommunications services, deregulation, privatization and technological advancements. These changes are creating opportunities for new entrants (e.g., competitive local exchange carriers) to provide both traditional and new types of services, including Internet, VOIP telephony, Internet directories, satellite and convergent services. In this environment, telecommunications service providers increasingly need to compete for customers by providing service and product offerings that are differentiated by factors such as service quality, advanced features, rapid implementation of new services, technological innovation and price. This trend, in turn, has created the need for sophisticated and flexible customer information solutions to support these services.

         The Company's BSS products and related services are designed to manage and improve key aspects of the business operations of telecommunications companies, such as customer care, call rating, invoice calculation, bill formatting, collections, fraud management and directory publishing services. The BSS products are tailored to address the unique needs of each telecommunications provider.

Industry Background

         Telecommunications Industry

         The global telecommunications industry is becoming increasingly more competitive due to deregulation and the development of new service technologies. Competition in the U.S. market began to increase in 1984 when AT&T was required to divest its local telephone operations and many new entrants began to invade the long distance market. The Telecommunications Act of 1996 has increased competition in the United States even further by allowing new and existing local (e.g., competitive local exchange carriers), long distance and cable companies to offer competing services. Many companies are beginning to compete by providing multiple or convergent services, offering combinations of local exchange, long distance, wireless and data communications services to customers in single geographic markets. Deregulation is also creating opportunities for new ways of doing business, such as wholesaling and reselling telecommunications services.

         Internationally, privatization and deregulation are resulting in increased international competition and the emergence of newly-authorized telecommunications network operators and service providers, especially in Europe, Latin America and the Asia-Pacific region. As markets are opened to competition, new competitors within these markets typically compete for market share with more established carriers, initially by providing access to service and then by providing competitive prices, by introducing new features and services and by being more responsive to customer needs. In addition, global expansion by multinational companies and concurrent technological advances are opening markets in less developed countries to enhanced telecommunications services and competition.

         In recent years, there has also been an explosion of new communications technologies, including the Internet, PCS, Direct Broadcast Satellites and Enhanced Specialized Mobile Radio, and improvements to existing services such as call-forwarding, caller ID and voice mail, as well as the introduction of advanced intelligent networks that offer new services such as voice activated dialing. Additionally, companies in the directory publishing industry, which is currently dominated by telecommunications companies that are owned by or affiliated with the public telecommunications carriers, generally employ a local sales force numbering thousands of representatives, serve an advertiser customer base of hundreds of thousands of businesses and publish hundreds of different directories each year. With the introduction of new technologies and distribution platforms, including Internet directories, the directory publishing industry is also experiencing significant changes.

         Information Systems

         As a result of these developments, many telecommunications companies are seeking a new generation of information systems to support their operations and to be more competitive. Many are looking to offer single-contact, single-invoice solutions with integrated pricing plans for all services ("one-stop shopping"). Traditional telecommunications information systems are generally not able to support multiple services or convergent systems efficiently. In addition, these legacy information systems generally utilize antiquated technology, are costly to maintain, are oriented to supporting a single-service approach and require significant time and effort to accommodate new products or features, such as pricing changes. In this dynamic environment, integrated, flexible and scalable information systems are increasingly a means of differentiating competitors.

         Many new and existing telecommunications companies do not have the financial or human resources or technological capability to internally develop efficient, flexible, cost-effective information systems on a timely basis. Moreover, as many telecommunications companies strive to become more consumer oriented, they are concentrating their efforts and resources on marketing to consumers and expanding their service offerings, and many are turning to third party vendors for their information systems which creates significant opportunities for the Company. Unlike the Company, however, many third-party vendors generally provide only generic software packages and maintenance services, while customization, implementation and other related and ongoing tasks are performed by a separate systems integration company.

The Amdocs Solution

         The Company believes that its total solutions orientation, product-driven approach and commitment to and support of quality personnel permit the Company to offer effective solutions to its customers that are both highly innovative and reliable, thus creating significant competitive advantages in the market for information systems solutions. The Company believes that its success derives from a combination of the following factors that differentiate it from most of its competitors.

         Total Solutions Orientation. Amdocs offers its customers total solutions that include BSS product-driven software tailored to the customer's specific requirements, implementation capability, systems integration, maintenance and ongoing support. By providing solutions support services directly to the customer, rather than through intermediaries and system integrators, the Company is able to utilize effectively its intensive technical knowledge of its BSS products in the overall execution of the project, significantly reducing project risk.

                  Amdocs product-driven software solutions approach is distinctly different from the project-based strategy that has traditionally characterized many of the telecommunications information systems providers over the past twenty years. The Company's product-driven software solutions use the Company's BSS products as the starting point for each project. This approach enhances the Company's ability to provide its customers with timely, cost-effective, low-risk solutions at a consistent level of quality.

         Functional and Flexible BSS Products. The Company's BSS products are based on an open, multi-tier, client-server, rule-based architecture that provides the functionality, scalability, modularity and adaptability required in today's deregulated, highly competitive telecommunications industry. Using BSS products, the Company's customers have achieved significant time-to-market advantages and reduced their dependence on technical and other staff, as a result of the open systems approach adopted by the Company.

         Highly Skilled Personnel. Amdocs is able to offer its customers superior products and services on a worldwide basis in large part due to its highly qualified and trained technical, sales, marketing and managerial personnel. The Company invests significantly in the ongoing training of its personnel, in key areas such as industry knowledge, software technologies and management capabilities. Primarily based on the skills and knowledge of its employees, the Company believes that it has developed a reputation for the reliable delivery of quality solutions within agreed time frames and budgets. The Company has a global recruitment capability and has development centers in Israel, the United States and Cyprus.

Business Strategy

         The Company's goal is to provide advanced information technology software products and related customer service and support to the world's leading telecommunications companies. The Company seeks to accomplish its goal by pursuing the strategies described below.

     * Continued Focus on the Telecommunications Industry. The Company intends to continue to concentrate its resources and efforts on providing strategic information systems to the growing number of telecommunications industry participants. This strategy has enabled the Company to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading telecommunications companies in the wireless, wireline and convergent service sectors.

     * Target Industry Leaders and Promising New Entrants. The Company intends to continue to direct its marketing efforts principally towards the major telecommunications companies and new entrants that are believed to have the potential to be market leaders. The Company's customer base includes the largest local exchange service providers in the United States (including all the regional Bell operating companies), major foreign network operators and service providers (including Deutsche Telekom (Germany) and Telstra Corporation Ltd. (Australia)) and emerging market leaders. The Company believes that the development of this premier customer base has helped position the Company as a market leader, while contributing to the stability of the Company's business. By targeting industry leaders and promising new entrants that require the most sophisticated information systems solutions, the Company believes that it is best able to ensure that it remains at the forefront of developments in the industry.

     * Deliver and Support Total Solutions. The Company's strategy is to use its BSS products as the basis for providing customers with total systems solutions. Using this product-driven solutions strategy, the Company strives to tailor its core software modules to the specific, individualized requirements of its customers. Working directly with the customer, the Company's development personnel develop the detailed functional specifications of the system required by the customer. In accordance with such specifications, the Company's system modules are then adapted or customized to meet the customer's specific business requirements. The Company believes that this approach minimizes risks and increases efficiencies by drawing on field-proven BSS products and techniques, and also helps to create for its customers significant time-to-market and other competitive advantages. By leveraging its specialized product knowledge, the Company believes that it can provide more effective system integration and implementation support services to its customers.

     * Maintain and Develop Long-Term Customer Relationships. The Company seeks to maintain and develop long-term, mutually beneficial relationships with its customers. As a result of this strategy, the Company has been able to establish long-term working relationships with many of its customers. Of the Company's current base of over 60 customers, fifteen have been customers for five years or more. These relationships have generally involved additional product sales, as well as ongoing support, system enhancement and maintenance services. The Company believes that such relationships are facilitated in many cases by the mission-critical strategic nature of the systems provided by the Company and by the customer's reliance on the Company's specialized skills and knowledge. In addition, the Company's strategy is to solidify its existing customer relationships by means of long-term support and maintenance contracts.

     * Further Enhance Global Capabilities. The Company intends to continue to develop and enhance its global business strategy by targeting advanced telecommunications markets around the world. The worldwide demand for telecommunications services is increasing rapidly, due, in part, to the needs of many underserved national markets and, in part, to increased competition among established and new network operators and service providers in more mature markets. The Company believes it has developed the human and other resources required to conduct business on a global basis and is well positioned to respond to the demands of a worldwide industry, including the increasing trend for the major telecommunications companies to invest in new national markets, often in partnership with local companies. The Company has also developed the capability for the rapid global deployment of appropriately skilled personnel, when and where required, to support customer projects.

Technology

     The Company has developed core competencies in various advanced technologies that are used in the Company's BSS products. By utilizing technologies such as rule-based techniques, intelligent agents, Internet technology, object-oriented design and programming and data mining, the Company is able to provide telecommunication companies with the flexibility required in a highly competitive, dynamic environment. For example, the use of rule and table-based technologies allows telecommunications companies to implement changes to the key elements of their marketing and customer service activities simply and rapidly, such as the introduction of new services, price plans, discount schemes and bill formats, eliminating the need to modify system code. Similarly, by drawing on Web-enabled and Internet technologies, the Company has been able to improve access to information for remote users, both internally within a telecommunication company's organization and between the organization and its subscribers.

     These technologies are integrated in an open, multi-tier, client-server, service-oriented architecture. In order to support the ability of its customers to operate all of their distributed and mainframe applications, the Company's BSS products are designed to work in a number of network and operating system environments, including UNIX, MVS and Windows NT.

     The architecture of the BSS products includes the following key characteristics:

     * Scalability. The BSS products are designed to take full advantage of the proven scalability of the UNIX platform, allowing progressive system expansion, proportional with the customer's growth in business volumes. Using the same software, the Company's BSS products can support operations for small as well as very large service providers.

     * Modularity. The BSS products are comprised of sets of functional modules. Each module can be installed on an individual standalone basis, interfacing with the customer's existing systems, or as part of an integrated BSS environment. This modularity provides the Company's customers with a highly flexible and cost effective solution that is able to incrementally expand with the customer's growing needs and capabilities. The modular approach also preserves the customers' initial investments in BSS products, while minimizing future disruptions and the overall cost of system implementation.

     * Portability. The architecture of the BSS products, by utilizing a UNIX platform, ensures that the Company's customers are able to choose from a variety of hardware vendors, including Digital, Hewlett-Packard, IBM and Sun Microsystems. In implementing solutions for wireline companies, the Company is also able to employ MVS and hybrid UNIX/MVS platforms. The BSS products utilize, where applicable, Java-based design and programming to augment cross-platform portability.

     * Open Systems. The BSS products accommodate well-defined application program interfaces with legacy systems and with other third party modules or packages. The systems are not dependent on any single hardware vendor or specific relational database management system, enabling the Company's customers to select among multiple hardware platforms and a variety of network and operating system environments. Similarly, the Company's BSS products utilize standard programming languages, such as C++, to ensure compatibility with the operating environments employed in most telecommunications companies. It is also the general policy of the Company to deliver to its customers complete copies of all source code, system documentation and other product information, which permits the customer to maintain and further customize the BSS products.

Products

     Amdocs has developed an extensive library of BSS software products, providing comprehensive information systems functionality for wireless (cellular, PCS and paging), wireline (local, long distance, international and Internet) and directory publishing operations. Core elements include customer care, call rating, invoice calculation, bill formatting, collections, fraud management and directory publishing services.

     Specialized modules are provided to support specific functionalities required in the different network environments (roaming functionality for wireless carriers, SIM-card functionality for GSM networks, value added services introduced by Advanced Intelligent Network (AIN) and preferred interexchange carrier functionality for long distance carriers). In addition, the Company has developed systems to support resellers and wholesalers of telecommunication services. The Company's systems also support telecommunications providers that offer multiple service packages, commonly referred to as convergent services (combinations of local, long distance, international, mobile, cable television and Internet services).

     The Company configures individual BSS modules into families of products, which serve as marketing packages oriented to the needs of specific customer segments. The Company offers Ensemble, its Customer Care and Billing System, in a number of versions to serve the different needs of telecommunications operators in the various network and business segments, such as wholesale and retail operations, and local, cellular, long distance, international and convergent operations. With the recent introduction of Ensemble, the Company is also able to provide enhanced support for convergent customer care and billing activities in fixed-line and mobile multi-service environments. The Company also offers its new generation ("NG") line of "ADSNG/Family of Products" which provides comprehensive support for directory publishing operations. Each individual module from the product families can be installed as an independent standalone application, interfacing with the customer's legacy and third party systems, or as part of an integrated Amdocs solution. The Company has also recently introduced a number of new products for Internet and electronic commerce applications, such as Internet-based bill viewing. The Company anticipates that over the next several years products developed or to be developed for such applications will make a modest but increasing contribution to revenue.

     Customer Care and Billing

     Both the "Customer Care and Billing Platform" and the "Convergence/Family of Products" offered by the Company encompass the following key application areas:

     * Customer Care--provides customer account information management and service support, including account initiation, handling of service orders, on-line assistance in choosing a price plan, installation scheduling and complaint handling.

     * Message Processing--calculates charges for usage (i.e., call rating) of telecommunications services, such as telephone calls and data transfer. Usage of the telecommunications network creates "messages" or call data records, which contain information such as the origin and destination of the call and its duration. In addition, this module provides for acquisition and formatting of the raw message data received from a switch, as well as calculates the charges for each call based on the service packages and price plans applicable to each individual user.

     * Invoicing--provides comprehensive functionality for bill preparation (totaling of usage and other charges, application of discounts, taxes and credits) and bill production, as well as the ability to offer so-called "hot billing" (or real-time billing).

     * Bill Formatter--enables the flexible definition and modification of bill formats, according to user requests (e.g., to combine charges from multiple services onto a single bill or to permit certain types of charges to be highlighted).

     * Revenue Management--provides comprehensive functionality for accounts receivable and collections, including invoice receipt, payment receipt, payment posting, financial reporting and automated handling of customers with outstanding debts.

     * Network Resource Mediation--manages the carrier's inventory of telephone numbers and SIM cards. This module also manages the interface between a telecommunications carrier's customer care and billing system and the network, transferring instructions regarding the provision or discontinuation of network services to specified users.

     * Dealer Compensation--manages the financial relationship between a wireless carrier and its authorized dealers, including commission calculation, chargebacks and residual compensation.

     * Retail--provides complete point of sale support, by managing sales and installation, supporting equipment rental, repairs and returns, cash register functions, inventory control and installation scheduling.

     * Fraud Management--employs sophisticated data analysis tools and makes use of the integrated user database to detect the fraudulent use of wireless phones and phone numbers.

     * Internet-based Bill Viewing--enables user interaction and bill view capabilities over the Internet through www.self.service.

     Directory Publishing

     The "ADS(NG)/Family of Products" provides comprehensive support for yellow page and white page directory sales and publishing operations, as well as for Internet directories and catalogs, including fully integrated electronic commerce capabilities. The directory line of products comprises a series of modules, including:

     * Sales--addresses all aspects of managing sales to advertisers, including preparation and management of the overall sales campaign, which encompasses selecting the advertisers to be targeted, allocating the advertisers to various sales channels (such as field sales or telemarketing sales), assigning the advertisers to sales representatives, tracking advertising sales results and calculating sales commissions. These modules also provide automated support for the advertising sales representative, including laptop-based applications for use by members of the sales force in the field.

     * Publishing--supports the process of entering, proofing and extracting the telephone listing and advertising information that is to be published in a directory.

              These modules encompass contract processing, service order processing, listing information management and directory extract in preparation for the actual production of the directory.

     * Marketing and Information Analysis--includes corporate data warehousing techniques, online analytical processing and data mining capabilities, oriented to the specific marketing needs of the directory publisher. For example, these modules can be used to identify changed patterns of advertisement buying behavior in certain groups of customers, or to perform "what if" analyses on marketing policy parameters. These modules are also used by management to analyze the directory market and customer behavior, assisting in the planning of corporate strategy and marketing tactics.

     * Prepress--manages the production of advertisements that are to be published in a directory and also supports the fully automated pagination of yellow page and white page directories, including the generation of the final typesetting file so that printed copies of the documents can be produced.

     * Customer Service--permits online support for handling customer inquiries and resolving customer complaints, including online correction of advertising data and billing adjustments.

     * Financial Management--specifically designed for the directory publisher's billing, accounts receivable and collections functions.

Services

     The Company believes that the methodology it employs to deliver its BSS products is one of the key factors that enable the Company to achieve the time-frame, budget and quality objectives of its customers' projects. The Company's methodology emphasizes rigorous project management, software development, solutions implementation and integration planning, as well as active customer participation at all stages to help prioritize and implement time-critical information system solutions that address the customer's individual needs.

     This process of customizing a system involves creating a tailored BSS product to address a customer's specific technical and business requirements. Following detailed functional design sessions with the customer, the Company modifies its BSS software modules to provide the complete functionality needed by the customer. The process permits both the Company and the customer to identify and jointly plan for ongoing resource requirements, as well as jointly to create specific guidelines for the types of organizational and other changes that may be required for implementation and integration.

     System implementation and integration activities are conducted by joint teams from the Company and the customer in parallel with the customization effort. Implementation and integration activities include, for example, project management, development of training, methods and procedures, design of work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In most cases, the role of Amdocs personnel is to provide support services to the customer's own implementation and integration team which has primary responsibility for the task. Customers sometimes require turn-key solutions, in which case the Company is able to provide full system implementation and integration services.

     Once the system becomes operational, the Company is generally retained by the customer to provide on-going services such as maintenance, enhancement design and development, and operational support. For substantially all of the Company's customers, the implementation and integration of an initial BSS product has been followed by the sale of additional systems and modules. In recent years, the Company has established long-term maintenance and support contracts with a number of its customers. These contracts have generally involved an expansion in the scope of support provided, while also ensuring a recurring source of revenue to the Company.

     The Company's business is conducted on a global basis. Amdocs maintains three development facilities located in Israel, the United States and Cyprus, operates a support center located in Brazil and has operations in Europe, North America, Latin America and the Asia-Pacific region. Support for implementation and integration activities is performed typically at the customer site. Once the system is operational or in production, ongoing support and maintenance are provided by a combination of remote support from the development centers with local support at the customer site.

     As part of the Company's effort to provide comprehensive solutions to its customers, it is actively considering entering into long-term agreements with certain of its existing and potential customers to provide a full range of services in connection with those operations of the customer that involve the Company's BSS products. These functions would include full responsibility for the ongoing development and enhancement of the customer's BSS products, the purchase and management of all related hardware assets and overall management of the customer's associated data centers. The Company concluded its first major multi-year services agreement in May 1998, entering into a six-year agreement with an affiliate of Telstra Corporation Ltd. of Australia. Under the agreement the Company will be responsible for software development, maintenance, support and facility management for Telstra's directory publishing activities.

Sales and Marketing

     The Company's sales and marketing activities are primarily directed at major telecommunications companies and at emerging network operators or services providers that are potential market leaders. As a result of the strategic importance of the Company's information systems to the operations of such companies, a number of constituencies within a customer's organization are typically involved in purchase decisions, including senior management, information systems personnel and user groups, such as the finance and marketing departments. Due to the comprehensiveness and large scale of the Company's systems, the time between the making of an initial proposal to a prospective customer and the signing of a sales contract is typically between six and twelve months.

     The Company employs a relatively small dedicated sales force and maintains sales offices in the United States, the United Kingdom, and several other countries. The Company's sales activities are supported by a marketing group, which is responsible for advertising, preparation of sales proposals and market research and analysis of industry trends and developments. The Company's sales efforts are dependent upon a close cooperation between the Company's sales representatives and development personnel. Development personnel are intensively involved from the early stages of the sales cycle. This approach enables the Company to demonstrate its technical and professional skills to potential customers, while creating the opportunity to discuss with the customer its system needs. To ensure that the Company has a clear understanding of customer needs and expectations, it is the Company's policy to have development personnel involved in a particular sales proposal continue to work with the customer. This approach creates continuity from the initial sales proposal through project development and beyond, into the on-going production phase.

     The management of the Company's operating subsidiaries is closely involved in establishing sales policies and overseeing sales activities. Management's role includes the setting of priorities among the multiple sales opportunities available at any point in time. Management is also responsible for allocating sufficient resources to each project to meet the Company's quality standards while also adhering to the project's cost and schedule parameters.

     The Company also interacts with various third parties in its sales activities, including independent sales agents, information systems consultants engaged by the Company's customers or prospective customers and systems integrators that provide complementary products and services to such customers. The Company also has value-added reseller agreements with certain hardware and database vendors.

Customers

     The Company's target market is comprised of telecommunications companies that require information systems with advanced functionality and technology. The companies in this market segment are typically industry leaders or innovative, well-backed new entrants. By working with such companies, the Company helps ensure that it remains at the forefront of developments in the telecommunications industry and that its product offerings continue to address the market's most sophisticated needs. The Company has an international orientation, focusing on potential customers in the developed, industrialized countries in North America, Europe, Latin America and the Asia-Pacific region.

     The Company has a world-class customer base comprising over 60 telecommunications companies. The Company's customers include global telecommunications leaders, as well as other leading network operators and service providers and directory publishers in the United States and around the world. The Company's customers include SBC Communications Inc. ("SBC") and a number of its operating subsidiaries, such as Southwestern Bell Mobile Systems, Southwestern Bell Yellow Pages and Southwestern Bell Communications Services (SBC's long distance provider) and Southwestern Bell Telephone Company. Additional customers of the Company include Bell Atlantic, BellSouth, US West, GTE, Sprint, Deutsche Telekom (Germany), SEAT (Italy), Telstra Corporation Ltd. (Australia), Telus (Canada), Telecom Eireann

(Ireland), Korean Telecom (South Korea), Vodac (United Kingdom), Bezeq (Israel), BCP (Brazil) and New Zealand Telecom (New Zealand). The Company has been able to establish long-term working relationships with many of its customers. Of the Company's total customer base, fifteen have been customers for five or more years. These long-term relationships are due, in part, to the Company's broad-based expertise and its ability to address the evolving needs of a dynamic telecommunications industry.

     The Company's single largest group of customers is SBC and its operating subsidiaries identified above, which accounted for in the aggregate 20.9%, 34.5% and 38.0% of the Company's revenue in fiscal 1998, fiscal 1997 and fiscal 1996, respectively. The Company's next largest customer is BellSouth, which accounted for 15.8%, 4.5% and 1.5% of the Company's revenue in fiscal 1998, fiscal 1997 and fiscal 1996, respectively. The third largest customer is Telstra, which accounted for 8.2%, 13.0% and 16.0% of the Company's revenue in fiscal years 1998, 1997 and 1996, respectively.

     Revenue derived from the Company's five largest customers, excluding SBC and its operating subsidiaries, accounted for approximately 27.1%, 33.2% and 42.7% of the Company's revenue in fiscal 1998, fiscal 1997 and fiscal 1996, respectively.

     The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customers:

                            1998           1997           1996
                            ----           ----           ----
North America              52.2%          63.7%          67.5%

Europe                     27.2%          11.3%          14.5%

Rest of the World          20.6%          25.0%          18.0%

Competition

     The market for telecommunications information systems is highly competitive and fragmented, and the Company expects competition to increase. The Company competes with many independent providers of information systems and services, including Alltel Corporation, American Management Systems, Convergys, Kenan Systems, LHS Group Inc. and Saville Systems, with system integrators, such as Andersen Consulting and EDS, and internal information systems departments of larger telecommunications carriers. The Company expects continued growth and competition in the telecommunications industry and the entrance of new competitors into the software information systems market in the future.

     The Company believes that the principal competitive factors in its market include responsiveness to carrier needs, timeliness of implementation, quality and reliability of products, price, project management capability and technical expertise. The Company also believes that its ability to compete depends in part on a number of competitive factors, including the development by others of software that is competitive with the Company's products and services, the price at which others offer competitive software and services, the extent of competitors' responsiveness to customer needs and the ability of the Company's competitors to hire, retain and motivate key personnel. The Company competes with a number of companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than the Company. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of the Company's prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, the Company's competitors may be able to adapt more quickly than the Company to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. Failure by the Company to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on the Company's results of operations and financial condition.

Proprietary Rights

     The Company regards significant portions of its software products and systems as proprietary and relies on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits access to, and distribution of, its proprietary information. The Company believes that the sophistication and complexity of its systems make it very difficult to copy such information or to subject such information to unauthorized use.

     The Company has developed a unique methodology for product development. Initially, the Company develops a core idea and the initial modules in-house. Thereafter, the Company approaches a customer and introduces the initial developments to a customer and further develops the product in conjunction with a project conducted for such a customer, thus allowing the Company to resolve and develop specific, novel information technology solutions addressing actual needs of the market. The Company maintains sole ownership of its products.

     As a result of certain strategic development projects conducted with SBC and certain of its subsidiaries, some of the Company's products were jointly developed and owned in the past by the Company and SBC subsidiaries. In September 1997, the Company entered into a series of agreements with such SBC subsidiaries pursuant to which the Company purchased certain rights from these SBC subsidiaries and terminated related future royalty payment obligations for a total consideration of $40.0 million.

     The Company does not include in its software any mechanisms to prevent or inhibit unauthorized use, but generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits access to, and distribution of, its proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization, or to develop similar technology independently. Furthermore, the laws of certain countries in which the Company sells its products do not protect the Company's software and intellectual property rights to the same extent as do the laws of the United States. If unauthorized copying or misuse of the Company's products were to occur to any substantial degree, the Company's business and results of operations could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

     Although the Company has not received any notices from third parties alleging infringement claims, there can be no assurance that third parties will not claim that the Company's current or future products infringe the proprietary rights of others. The Company expects that software developers will increasingly be subject to such claims as the number of products and competitors providing software and services to the telecommunications industry increases and overlaps occur. Any such claim, with or without merit, could result in costly litigation or might require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all.

Employees

     As of September 30, 1998, the Company and its subsidiaries employed on a full-time basis 2,900 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 375 managers and administrative professionals. The Company employs over 2,100 software and information specialists in Israel, with the remaining 800 located in the United States, Canada, Europe and the Asia-Pacific region. The Company often maintains teams of employees at a customer's premises to work on specific projects.

     The Company invests significant resources in recruitment, training and retention of quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background and management development. The Company's management development scheme is reinforced by a divisional structure, which provides opportunities for talented managers to gain experience in general management roles at the division level. The Company also invests considerable resources in personnel motivation, including providing various incentive plans for senior employees. The Company's future success depends in large part upon its continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel.

     The Company has to comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Europe, Israel, Japan and the United States. To date, compliance with such laws has not been a material burden for the Company. As the number of the Company's employees increases over time, the Company's compliance with such regulations could become more burdensome.

     The Company's operating subsidiaries are not party to any collective bargaining agreements. However, the Company's Israeli subsidiary is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association), which are applicable to the Company's Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. A significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the CPI. The amount and frequency of these adjustments are modified from time to time. The Company considers its relationship with its employees to be good and has never experienced a labor dispute, strike or work stoppage.

Research and Development

     The goals of the Company's research and development staff are to be responsive to customer needs, to keep abreast of industry developments, to apply technology selectively to the Company's systems, to build transition plans for adopting new technologies and to build a system architecture that is capable of absorbing such technologies. The Company has historically developed new modules and product offerings in response to an identified market demand. The Company's product development strategy is to fund the research and development of an advanced prototype, typically based on the Company's existing products or modules. Products are usually developed in conjunction with a customer project. By adopting this strategy, Amdocs seeks to remain at the forefront of technological development by working on technologically advanced solutions with its customers. Close cooperation with customers helps to ensure the relevance and timeliness of the products developed.

     The Company believes that its ability to identify innovative applications for emerging technologies has yielded the Company considerable competitive advantages. Examples of such innovations include the application of rule and table-based techniques to network mediation systems, intelligent agent systems in directory pagination, Web-enabled technology for Internet-based customer care and data mining technology for fraud management and churn control.

     The estimated amounts spent by the Company on research and development activities were $25.6, $17.4 and $14.7 million in fiscal 1998, fiscal 1997 and fiscal 1996, respectively, or 6.3%, 6.0% and 6.9%, respectively, of total revenue in each such year.

RISK FACTORS

     Dependence on the Telecommunications Industry

     The Company provides customized software products and services to telecommunications and directory publishing companies exclusively and, accordingly, is highly dependent upon the condition of the telecommunications industry. Although the markets for local exchange, long distance and wireless service have experienced significant growth and have been characterized by increased deregulation and competition in recent years, there can be no assurance that such trends will continue at similar rates, if at all, or that the Company will be able to market and sell effectively its information systems to potential customers in those markets. Developments in the telecommunications industry, such as industry consolidation, the formation of alliances among network operators and service providers and changes in the regulatory environment, could adversely affect the Company's existing or potential customers and, in turn, could have a material adverse effect on the operating results and financial condition of the Company.

     The Company believes that its future success depends to a significant extent on its ability to develop new customer relationships with successful network operators and service providers. Many new entrants into the telecommunications market lack significant financial and other resources. There can be no assurance that the Company will be able to develop new customer relationships or that the Company's new customers will be successful. Failure by the Company to attract new customer relationships or the failure of new customers to be successful could have a material adverse effect on the Company's business, results of operations and financial condition.

     Rapid Technological Change

     The market for the Company's products and services is characterized by rapidly developing technology, evolving industry standards and changing customer needs. Therefore, the Company believes that its future success will depend, to a significant extent, upon its ability to enhance its existing products and to introduce new products and features to meet the requirements of its customers. The Company is currently devoting significant resources to refining and expanding its base software modules and to developing BSS products that operate on state-of-the-art operating systems. There can be no assurance that the Company's present or future products will satisfy the evolving needs of the telecommunications market. If the Company is unable, due to resource, technological or other constraints, to anticipate or respond adequately to such demands, the Company's business and results of operations could be materially adversely affected.

     Dependence on SBC Communications Inc.

     The Company's single largest group of customers are SBC and its operating subsidiaries. SBC International Inc. ("SBCI"), a wholly-owned subsidiary of SBC, is also a significant shareholder of the Company, which holds approximately 22.7% of the Company's outstanding Ordinary Shares, including 100% of the Company's non-voting Ordinary Shares. The Company has had a strategic relationship with SBC and its operating subsidiaries since 1984, which has included the development of certain software products by the Company for several SBC operating subsidiaries. In September 1997, the Company acquired certain rights related to such software products from the SBC subsidiaries and terminated related future royalty payment obligations for a total consideration of $40.0 million.

     Substantially all the Company's work for SBC is conducted directly with SBC's operating subsidiaries, such as Southwestern Bell Mobile Systems, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services (SBC's long distance provider) and Southwestern Bell Telephone Company. These SBC relationships accounted for in the aggregate 20.9%, 34.5% and 38.0% of the Company's revenue in fiscal 1998, fiscal 1997 and fiscal 1996, respectively.

The absolute amount of revenue attributable to SBC and such subsidiaries amounted to $84.4 million in fiscal 1998, $99.9 million in fiscal 1997 and $80.5 million in fiscal 1996.

     Although the Company has received a substantial portion of its revenue from business with SBC and its operating subsidiaries, neither SBC nor any of its operating subsidiaries has any long-term contractual obligation to purchase additional products or services, and these customers generally have acquired fully-paid licenses to their installed systems. Additionally, all previous agreements entered into between the Company and SBC or its subsidiaries were entered into on an individual ad-hoc basis and not as part of any overall long-term commitment. Any future strategic agreements between the Company and SBC or its subsidiaries would be subject to negotiation between the parties. A significant decrease in the sale of products and services to SBC or its subsidiaries may materially adversely affect the Company's results of operations and financial condition.

     Reliance on Significant Customers

     The Company's business is highly dependent on a limited number of significant customers. The Company has approximately 60 customers, and revenue derived from the Company's five largest customers, excluding SBC and its operating subsidiaries, accounted for approximately 27.1%, 33.2% and 42.7% of total revenue in fiscal 1998, fiscal 1997 and fiscal 1996, respectively.

     Although the Company has received a substantial portion of its revenue from repeat business with established customers, most of the Company's major customers do not have any obligation to purchase additional products or services and generally have already acquired fully-paid licenses to their installed systems. Therefore, there can be no assurance that the Company's customers will continue to purchase new systems, system enhancements and services in amounts similar to previous years. The loss of any significant customer or a significant decrease in business from any such customer could have a material adverse effect on the Company's results of operations and financial condition.

     Fluctuations in Quarterly Operating Results

     The Company has experienced fluctuations in its quarterly operating results and anticipates that such fluctuations may continue and could intensify. There can be no assurance that the Company will be profitable in the future or that the levels of profitability will not vary significantly among quarterly periods. The Company's operating results may fluctuate as a result of many factors, including the size and timing of significant customer projects and license fees, increased competition, cancellations of significant projects by customers, changes in operating expenses, changes in Company strategy, personnel changes, foreign currency exchange rates and general economic and political factors. Most of the Company's license fee revenue and all of its service fee revenue are recognized as work is performed, using percentage of completion accounting. Given the Company's reliance on a limited number of significant customers, the Company's quarterly results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

     The Company believes that the placement of customer orders may be concentrated in specific quarterly periods due to customers' buying patterns and budgeting cycles in the telecommunications industry. Although the Company recognizes revenue as projects progress, which progress may vary significantly from project to project, the Company believes that variations in quarterly revenue are sometimes attributable to the timing of initial order placements. Due to the relatively fixed nature of certain of the Company's costs, a decline of revenue in any quarter would result in lower profitability for that quarter and, in such event, the price of the Company's Ordinary Shares could be materially adversely affected. See "Management's Discussion and Analysis of Results of Operation and Financial Condition".

     Length of Sales Cycle

     Information systems for telecommunications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of such products typically requires coordination and agreement across a potential customer's entire organization. For these and other reasons, the sales cycle associated with the purchase of the Company's information systems is lengthy, with the time between the making of an initial proposal to a prospective customer and the signing of a sales contract typically being between six and twelve months. There can be no assurance that delays associated with such timing factors will not have a material adverse effect on the Company's results of operations and financial condition.

     Risks Associated with International Markets

     The Company's business is conducted on a global basis. Amdocs maintains three development facilities located in Israel, the United States and Cyprus, operates a support center located in Brazil and has operations in Europe, North America, Latin America and the Asia-Pacific region. Although a majority of the Company's revenue in fiscal 1998 was derived from customers in North America, the Company obtains significant revenue from customers in Germany, Australia, the United Kingdom and Brazil. The Company's strategy is to continue to broaden its U.S. and European customer base and to expand into new international markets, the most significant of which are located in Latin America and the Asia-Pacific region.

     The Company is subject to certain risks inherent in doing business in international markets, including lack of acceptance of non-localized products, legal and cultural differences in the conduct of business, difficulties in staffing and managing foreign operations, longer payment cycles, difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings, trade barriers, immigration regulations that limit the ability of the Company to deploy its employees, and political instability. To the extent profit is generated or losses are incurred in particular foreign countries, there may also be material differences in the Company's effective income tax rate. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's international operations.

     Companies operating internationally are also subject to the risks of fluctuations in foreign currency exchange rates. The effects of such fluctuations on the Company are mitigated by the fact that a significant portion of the Company's revenue is in U.S. dollars and the Company generally hedges its currency exposure on both a short-term and long-term basis with respect to the balance of its revenue. However, a significant portion of the Company's operating costs are incurred outside the United States, and therefore fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may have a material adverse effect on the Company's results of operations and financial condition. The cost of the Company's operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the Israeli currency in relation to the dollar. As a result of this differential, the Company from time to time experiences increases in the costs of its operations in Israel, as expressed in dollars, which could in the future have a material adverse effect on its results of operations and financial condition.

     The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on the Company's business, results of operations and financial condition.

     Failure to Attract and Retain Skilled Professionals

     The Company's success depends in large part on its ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and telecommunication engineers. These types of qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be able to continue to attract and retain the skilled employees it requires and any inability to do so could adversely impact the Company's ability to manage and complete its existing projects and to compete for new customer contracts. In addition, the resources required to attract and retain such personnel may adversely affect the Company's operating margins. The failure to attract and retain qualified personnel may have a material adverse effect on the Company's business, results of operations and financial condition. The Company's success also depends, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel who have been with the Company for many years. The loss of the services of all or some of such employees could have a material adverse effect on the Company's business.

     Loss of Government Programs and Tax Benefits

     The Company benefits from certain government programs and tax benefits, including programs and benefits in Israel, Cyprus and the United Kingdom. To be eligible for these programs and tax benefits, the Company must continue to meet certain conditions. If the Company fails to meet such conditions in the future, it could be required to refund tax benefits already received. Additionally, certain of these programs and the related tax benefits are available to the Company for a limited number of years, and such benefits expire from time to time. There can be no assurance that such programs will be continued, that the Company will be able to meet the requirements for continuing to qualify for such programs or that such programs and tax benefits will be available at their current levels or that, upon expiration of a particular benefit, the Company will become eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit. The termination or reduction of certain programs and tax benefits, or the requirement to refund previously accredited tax benefits if the Company is found to be in violation of the stipulated conditions, could have a material adverse effect on the Company's overall effective tax rate.

     Product Defects; Project Risk

     The Company's software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct. There can be no assurance that such defects or errors will not cause delays in product introductions or damage customer satisfaction or that such events, were they to occur, would not have a material adverse effect on the Company's business, results of operations and financial condition.

     Since the Company's products are generally used by its customers to perform mission-critical functions, design defects, software errors, misuse of the Company's products, incorrect data from external sources or other potential problems within or out of the Company's control may arise from the use of the Company's products, and may result in financial or other damages to the Company's customers. Completion of the development and implementation phases of a project requires between six and twelve months of additional work. During this period, a customer's budgeting constraints and internal reviews, over which the Company has little or no control, can impact operating results. The Company's failure or inability to meet a customer's expectations in the provision of its products or the performance of its services may result in the termination of the Company's relationship with such customer or could give rise to claims against the Company. Although the Company has license agreements with its customers that contain provisions designed to limit the Company's exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect the Company against such claims in all cases. Such an event could damage the Company's reputation, adversely affecting its business, results of operations and financial condition.

     Year 2000 Compliance

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, prior to January 1, 2000, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential consequences of the Year 2000 phenomenon. Although the Company currently offers software products that are designed or have been modified to comply with the Year 2000 requirements, there can be no assurance that the Company's current software contains all necessary date code changes. The Company believes that a small number of its computer products marketed by the Company or currently used by its customers are not Year 2000 compliant. In addition, certain products and services provided to the Company's customers by other software vendors may not be Year 2000 compliant, thereby disrupting the ability of the Company's customers to use the Company's software. The Company has accrued $3.6 million as an expense to address such Year 2000 issues. See "Management's Discussion and Analysis of

Results of Operation and Financial Condition -- Year 2000 Issues". There can be no assurances that the costs to the Company to address the Year 2000 issues will not exceed such costs and will not have a material adverse effect on the Company's results of operations and business and financial condition. Moreover, due to the Company's dependence on a limited number of significant customers, any material adverse impact on such customers due to Year 2000 issues could also have a material adverse effect on the results of operations and business and financial condition of the Company.

     European Monetary Union Currency

     The European Monetary Union currency, or the euro, will be phased in over a three-year period commencing January 1, 1999, when participating European countries will begin using the euro currency for non-cash transactions. The Company intends to offer software products that are capable of accepting the euro currency and converting from local currencies to the euro. There can be no assurance that the Company's software or software provided to the Company's customers by other vendors will ensure an errorless transition to the euro currency. The Company has accrued $2.5 million representing the estimated amount of costs to modify its software products to accept the euro currency under existing agreements with customers relating to previously sold products. The Company does not currently anticipate recovering these expenditures from the customers, as they relate to warranty agreements. See "Management's Discussion and Analysis of Results of Operation and Financial Condition -- European Monetary Union Currency". There can be no assurances that such costs will not significantly exceed such estimate, in which case such costs could have a material adverse effect on the Company's results of operations and financial condition.

     Location of Certain Facilities

     The Company's business is conducted on a global basis. Amdocs maintains three development facilities located in Israel, the United States and Cyprus, operates a support center in Brazil and has operations in Europe, North America, Latin America and the Asia-Pacific region. The Company's Israeli subsidiary employs on a full-time basis over 2,100 software and information specialists and operates the Company's largest development facility. The Company's development facility in Cyprus has approximately 100 employees, and the Company is in the process of significantly expanding such facility. Any major hostilities involving Israel or Cypress or the interruption or curtailment of trade between Israel or Cypress and their current trading partners could have a material adverse effect on the Company. Accordingly, the Company may be significantly affected by conditions in Israel and Cyprus, including those described below.

     Conditions in Israel

     The Company's largest development center is located in the State of Israel. Although a substantial majority of the Company's sales are made to customers outside Israel and the Company maintains significant service teams on site with its customers, the Company is nonetheless directly influenced by the political, economic and military conditions affecting Israel. The Company has developed certain contingency plans to move certain development operations to various sites both within and outside of Israel in the event political or military conditions disrupt the Company's normal operations.

     Political Conditions. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed, including most recently the Wye accords signed in October 1998. In addition, Israel and several other Arab States have announced their intention to establish trade and other relations and are discussing certain projects. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon and, in recent months, there has been increased tension between Israel and the Palestinian community. Consequently, there can be no assurance as to how the peace process will develop or what effect it may have upon the Company.

     Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. The Company does not believe that the boycott has had a material adverse effect on the Company, but there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on the Company's business or financial condition in the future.

     Economic Conditions. Israel's economy has been subject to numerous destabilizing factors, including periods of inflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli Government has, for these and other reasons, intervened in the economy by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates. The Israeli Government has periodically changed its policies in all these areas. Although the Company derives most of its revenue outside of Israel, a substantial portion of its expenses are incurred in Israel and are affected by economic conditions in the country.

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for the reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Canada and Japan. These preferences allow Israel to export the products covered by such program either duty-free or at reduced tariffs. Israel became associated with the European Economic Community (now known as the European Union) in a Free Trade Agreement concluded in 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years.

     Israel and the United States entered into a Free Trade Agreement ("FTA") in 1985. Under the FTA, most products receive immediate duty-free status. The FTA eliminated all tariff and certain non-tariff barriers on most trade between the two countries in 1995. In September 1992, Israel signed a free trade agreement with the European Free Trade Association ("EFTA"), whose members include Switzerland, Norway, Iceland and Liechtenstein. The agreement became effective January 1, 1993, and entitles the exporting countries of EFTA trading with Israel to conditions similar to those that Israel enjoys trading with the United States. In recent years, Israel has established commercial and trade relations with a number of other nations (including China, Russia, India and other nations in Asia and Eastern Europe) with which Israel had not previously had such relations.

     Labor Relations. Although the Company's Israeli subsidiary is not party to any collective bargaining agreements, it is subject to certain labor related statutes and to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association of Israel) which are applicable to the Company's Israeli employees by order of the Israeli Ministry of Labor and Welfare.

     Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer with due cause. The Company currently funds its ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. The majority of the permanent employees of the Company are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. The Company contributes generally up to 15.83% (depending on the employee) of base wages to such plans and the permanent employees contribute 5% of base wages. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

     Army Service. Generally, all male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, required to perform up to 39 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of the Company's officers and employees are currently obligated to perform annual reserve duty. Although the Company has operated effectively under these requirements since it began operations, there can be no assurance that such will be the case in the future.

     Conditions in Cyprus

     Political Conditions. Cyprus was established as an independent republic in 1960. Intercommunal strife between the Greek and Turkish communities brought a Turkish invasion in 1974 that resulted in the occupation of about 40% of the Island. Efforts have been made over the last twenty years, by the United States, Great Britain, the European Union and other countries or organizations, to solve the problem through negotiations. Up to now these negotiations have not resulted in a solution agreeable to both communities. The Government of Cyprus, which is the only one recognized internationally, does not have control over or access to the northern part of the island which is occupied by the Turkish army. Recent efforts to resume United Nations sponsored peace talks aimed at unifying Cyprus have apparently failed. Tensions between Greek and Turkish Cypriots and between the Greek and Turkish Governments have increased during the last several months over the potential admission of Cyprus to the European Union and certain military defense issues.

     Economic Conditions. The economy of Cyprus is based on a free enterprise system. The Government has generally pursued an economic policy aimed at promoting and maintaining favorable investment conditions and supplementing, where considered necessary, private initiatives. In recent years the economy of Cyprus has been growing at an average rate of 4%. At the same time the economy is operating at near full employment with an unemployment rate of 3.1% in 1996. Inflation has also been relatively modest, with an increase in the retail price index of 3% in 1996.

     Cyprus is a member of the United Nations and the International Monetary Fund, and is a signatory to the General Agreement on Tariffs and Trade. Since 1972 Cyprus has had an association agreement with the European Union ("EU"). A Customers Union has been established and today there is free movement of goods between the two parties. Cyprus has applied for full membership of the EU and entry negotiations commenced in March 1998.

     Labor Relations. Cypriot law provides that both employees and employers contribute to the Social Insurance Fund and other related funds. Employers contribute 11.0% and employees 9.3% of gross salary, up to a maximum monthly amount. Non-Cypriot employees of the Company's Cypriot subsidiary are not covered by these provisions.

Certain Forward-Looking Statements

     This report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or the management of the Company identify forward-looking statements. Such statements, which include, without limitation, the matters set forth herein under the captions "Description of Business" and "Management's Discussion and Analysis of Results of Operations and Financial Condition," reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others the Company's ability to develop and introduce new products in the telecommunications market, any significant deterioration in the Company's relationship with its key customers, changes in the political and economic conditions in Israel and Cyprus, and other factors which may be outside of the Company's control including those discussed in this section. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

ITEM 2.  DESCRIPTION OF PROPERTY

     The Company leases space in numerous facilities in Israel, aggregating approximately 530,000 square feet, pursuant to leases expiring on various dates between December 1998 and December 2003, and has various options to extend the terms of such leases. Approximately 69,000 square feet of such facilities are owned by related companies which lease such facilities to the Company. The Company currently pays in Israel total yearly rental fees of approximately $9.5 million which are linked, in most cases, to the U.S. dollar.

     In September 1996, the Company's Israeli subsidiary entered into a ten year lease for 297,000 square feet in Ra'anana, Israel. In June 1998, the Israeli subsidiary relocated its main offices and most of its operations to this location. The annual rent for the Ra'anana facility is approximately $5.4 million. Subject to the modification of certain tax rules, the subsidiary will also have the option to extend the lease term for an additional eight years. In addition, the Israeli subsidiary holds, subject to certain terms and conditions, an option to acquire certain parts of the Ra'anana facility. In November 1998, the Israeli subsidiary rented an additional 18,300 square feet in Ra'anana.

     In August 1998, the Company entered into a 7 year lease (commencing December 1998) for 79,900 square feet in Chesterfield, Missouri. The Company intends to relocate its development center and all of its administrative personnel, now principally centered around St. Louis, Missouri, to such location. The annual rent for the facility will be approximately $1.7 million. In the beginning of 1999, the Company intends to terminate its current lease for approximately $300,000 annually. The Company also holds a number of other leases in the United States with an aggregate annual rent of approximately $75,000.

     The Company also leases 26,750 square feet for its development facility in Cyprus at an annual rent of approximately $330,000.

     The Company leases additional office space in the United Kingdom, Australia, Germany, Japan, Korea and Brazil.

ITEM 3. LEGAL PROCEEDINGS

     The Company is not involved in any material legal proceedings.

ITEM 4. CONTROL OF THE REGISTRANT

     The Company's voting Ordinary Shares are owned 34.4% by Welsh, Carson, Anderson & Stowe ("WCAS"), a private investment firm, and its affiliates, 8.7% by SBCI, 27.7% by Amdocs International Limited ("AIL"), a private company ultimately controlled by Morris S. Kahn, and 12.4% by entities in which certain members of management (including one who is a director) have a beneficial interest. In addition, an entity in which such members of management have a beneficial interest holds in the aggregate an 18.7% non-voting interest in AIL. SBCI also owns non-voting Ordinary Shares, which together with its voting Ordinary Shares, represent

22.7% of the voting Ordinary Shares and non-voting Ordinary Shares outstanding as of September 30, 1998. In connection with the recapitalization of the Company that preceded its initial public offering in June 1998, WCAS and certain entities in which members of management have a beneficial interest granted irrevocable proxies with respect to a portion of the Ordinary Shares held by them to a company beneficially owned by Morris S. Kahn. After giving effect to such proxies, such company and AIL will together have the right to vote 46.1% of the Company's voting Ordinary Shares, and WCAS and its affiliates will have the right to vote 23.4% of such shares.

     As a result of the concentration of the ownership of the Company's Ordinary Shares, WCAS, SBCI and AIL may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control of the Company. The Company's Board of Directors is currently comprised of five affiliates of WCAS, one affiliate of SBCI and five affiliates of AIL.

     The following table sets forth certain information with respect to the beneficial ownership as of September 30, 1998 of (i) any person known by the Company to be the beneficial owner of more than 10% of the outstanding Ordinary Shares and (ii) all directors and executive officers of the Company as a group.

                                                  Shares
                                                Beneficially         Percentage
            Name and Address                       Owned(1)         Ownership(2)
            ----------------                      --------          ------------
Welsh, Carson, Anderson & Stowe(3)(6)
  320 Park Avenue, Suite 2500
  New York, New York 10022                        57,372,796              29.2%

SBC International Inc.(4)
  175 E. Houston Street
  San Antonio, Texas 78205-2233                   44,734,700              22.7

Amdocs International Limited(5)(6)
  Suite 5, Tower Hill House
  Le Bordage, St. Peter Port
  Guernsey GY1 3QT
  The Channel Islands                             46,078,500              23.4

All directors and executive officers
  as a group (19 persons)(5)(6)                  172,518,824              87.2

(1) Unless otherwise indicated, the entities and individuals identified in this table have sole voting and investment power with respect to all Ordinary Shares and sole investment power with respect to all non-voting Ordinary Shares shown as beneficially owned by them, subject to community property laws, where applicable.

(2) The percentages shown are based on 166,565,324 Ordinary Shares and 30,234,700 non-voting Ordinary Shares outstanding on September 30, 1998, plus, as to each entity or group listed unless otherwise noted, the number of Ordinary Shares and non-voting Ordinary Shares deemed to be owned by such holder pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as of such date, assuming exercise of options held by such holder which are exercisable within 60 days of the date of this report.

(3) Includes 36,761,712 Ordinary Shares held by Welsh, Carson, Anderson & Stowe VII, L.P., 10,542,844 Ordinary Shares held by Welsh, Carson, Anderson & Stowe VI, L.P., 7,354,932 Ordinary Shares held by WCAS Capital Partners III, L.P., 226,512 Ordinary Shares held by WCAS Information Partners, L.P. and 2,486,796 Ordinary Shares held by partners and others affiliated with WCAS. Such partners are also partners of the sole general partner of each of the foregoing limited partnerships. The partners of WCAS who are also directors of the Company are Bruce K. Anderson (Chairman of the Board and Chief Executive Officer of the Company) and Robert A. Minicucci (Chief Financial Officer of the Company), and each may be deemed to be beneficial owners of the Company's Ordinary Shares held by WCAS.

(4) SBCI is a wholly-owned subsidiary of SBC, a company whose shares are publicly traded on the New York Stock Exchange. The number of shares shown as beneficially owned by SBCI is comprised of 14,500,000 Ordinary Shares and 30,234,700 non-voting Ordinary Shares. SBCI is the only shareholder of the Company that holds non-voting Ordinary Shares.

(5) In connection with the recapitalization of the Company effected as of May 20, 1998, in advance of the Company's initial public offering in June 1998, investment partnerships affiliated with WCAS and certain entities in which certain members of management have a beneficial interest granted irrevocable proxies with respect to a total of 23,521,899 and 7,226,440 Ordinary Shares, respectively, to a company which is the principal shareholder of AIL and which is beneficially owned by Morris S. Kahn. The proxies granted by the WCAS partnerships expire in ten years, or sooner if at any time the WCAS entities collectively own less than 10.0% of the Company's outstanding capital shares. The proxies granted by management expire ratably over the next two to three years. After giving effect to such proxies, AIL and its principal shareholder will together have the right to vote 46.1% of the Company's voting Ordinary Shares and WCAS will have the right to vote 23.4% of such shares.

(6) Affiliates of WCAS, SBCI and AIL serve on the Company's Board of Directors and, accordingly, such affiliates may be deemed to be the beneficial owners of the shares held by such entities.

     Call Option Agreement

     In September 1997, in connection with a Share Subscription Agreement and a Conditional Investment Agreement (described below), investment partnerships affiliated with WCAS and certain other investors, including certain entities in which certain directors and executive officers of the Company's subsidiaries have a beneficial interest (collectively, the "WCAS Investors"), granted to the Company's existing shareholders, SBCI, AIL, certain entities in which directors and executive officers of the Company have a beneficial interest and an irrevocable secular trust (the "Trust") for the benefit of certain employees (such entities and the Trust being referred to collectively as the "Other Investors"), a call option on up to 15,198,040 Ordinary Shares. The call option may be exercised, without the payment of any consideration to the WCAS Investors, if certain revenue and cash flow targets are met in fiscal years 1998 and 1999. The targets in fiscal year 1998 have been satisfied in full. If exercised, the call option would increase the relative ownership of SBCI, AIL and the Other Investors and decrease the relative ownership of the WCAS Investors with no change in the aggregate number of Ordinary Shares outstanding.

              The following table illustrates the Ordinary Share ownership of the entities party to the call option agreement (i) if the conditions under the call option agreement are not satisfied, and (ii) if all of the revenue and cash flow tests under such agreement were to be achieved in full.

                                                                  Beneficial Ownership if:
                                                                  ------------------------
                                                        Conditions of                      Conditions of
                                                         Call Option                        Call Option
                                                          Agreement                          Agreement
                                                       Are All Not Met                 Are All Met in Full
                                                       ---------------                 -------------------
Beneficial Owner                                   Number           Percent          Number             Percent
----------------                                   ------           -------          ------             -------
WCAS Investors                                      62,580,024       31.8%            47,381,984         24.1%
SBCI                                                44,734,700       22.7             50,888,838         25.9
AIL                                                 46,078,500       23.4             52,232,638         26.5
Other Investors                                     24,063,000       12.2             26,952,764         13.7

ITEM 5.  NATURE OF TRADING MARKET

         The Company's Ordinary Shares have been quoted on the New York Stock Exchange since June 19, 1998, under the symbol "DOX." Through September 30, 1998, the high and low reported sale prices for the Ordinary Shares were as follows:

                                     High          Low
Third Quarter 1998                   $16.5        $14.0
(since June 19, 1998)

Fourth Quarter 1998                  15.5         8.4
(through September 30, 1998)

         As of December 1, 1998, the last reported price of the Ordinary Shares was $15.125 and Ordinary Shares were held by 137 record holders. Based on a review of the addresses of such holders, 69 record holders, holding 65% of the outstanding Ordinary Shares, were residents of the United States of America.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         Not applicable.

ITEM 7. TAXATION

         Taxation of the Company

         The following is a summary of certain material tax considerations relating to the Company and its subsidiaries. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

         General. The Company's overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates of the countries in which the Company operates and the relative magnitude of the activities of the Company in those countries. The Company's consolidated effective tax rate for fiscal year 1998 was approximately 50% due to significant interest expense incurred in a tax jurisdiction in which the Company is tax exempt which resulted in no tax benefit to offset the tax expense incurred in other jurisdictions. There can be no assurance that the Company's effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of the various countries in which the Company operates. Moreover, the Company's effective tax rate in future years may be adversely affected in the event that a tax authority challenged the manner in which items of income and expense are allocated among the Company and its subsidiaries. In addition, the Company and certain of its subsidiaries have been granted certain special tax benefits, discussed below, in Cyprus, the United Kingdom and Israel. The loss of any such tax benefits could have an adverse effect on the Company's effective tax rate.

         Certain Guernsey Tax Considerations. The Company qualifies as an exempt company (i.e., it does not carry on business in Guernsey) so it generally is not subject to taxation in Guernsey.

         Certain Cyprus Tax Considerations. The Company's Cyprus subsidiary, Amdocs Development Limited, provides certain computer development services, primarily to certain of the Company's other subsidiaries. Corporations resident in Cyprus currently are subject to a maximum 25% income tax rate. The Government of Cyprus has issued a permit to the Cyprus subsidiary pursuant to which the activities to be conducted by it will be deemed to be offshore activities for the purpose of Cyprus taxation. As a result, the Cyprus subsidiary will be subject to an effective tax rate in Cyprus of 4.25%. In order for the subsidiary to remain entitled to this reduced rate of taxation pursuant to the permit, it must continue to satisfy certain requirements concerning its operations in Cyprus and it must undertake certain information reporting obligations to the Government of Cyprus.

         Certain United Kingdom Tax Considerations. The Company's United Kingdom subsidiary, Amdocs (UK) Limited ("Amdocs UK"), performs contracting and marketing functions for the Company's business, provides customers with development services, and acts as a holding company for certain of the Company's subsidiaries, including the Company's principal U.S. operating subsidiary.

         General Corporate Taxation in the United Kingdom. The statutory United Kingdom corporation tax rate currently is 31%. The corporation tax rate will decrease to 30% commencing on April 1, 1999. Amdocs UK pays UK corporation tax on its worldwide income, with a credit or deduction for non-UK income taxes paid. Amdocs UK pays tax on dividends received from its subsidiaries, with a credit for underlying non-UK taxes paid by such subsidiaries and withholding taxes paid on such dividends.

         International Headquarters Company Regime. The United Kingdom currently has a partial imputation system. Under the imputation system, when it distributes dividends, Amdocs UK must pay to the Inland Revenue an amount of advance corporation tax ("ACT"). That amount is currently equal to 25% of the dividend. The ACT amount may be offset against tax otherwise payable by Amdocs UK but a full offset may not be achieved in certain situations, such as when the UK tax is offset instead by credits for non-UK taxes paid by Amdocs UK on its foreign operations or with respect to dividends received from the Company's principal U.S. operating subsidiary. Surplus ACT may be carried forward.

         ACT is relieved under UK tax rules for foreign income dividends and international headquarters companies. These rules allow companies, such as Amdocs UK, that meet foreign ownership requirements to identify certain dividends as foreign income dividends, and pay them without accounting for ACT.

         The UK government has announced that ACT will be abolished for dividends paid on or after April 6, 1999.

         Certain Israeli Tax Considerations. The Company's Israeli subsidiary, Amdocs (Israel) Limited, operates the Company's largest development center. Discussed below are certain Israeli tax considerations relating to the Israeli subsidiary:

         General Corporate Taxation in Israel. Effective January 1, 1996, and thereafter, in general, Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income.

However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise (as further discussed below) may be considerably less.

         Law for the Encouragement of Capital Investments, 1959. Certain production and development facilities of the Company's Israeli subsidiary have been granted "Approved Enterprise" status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), which provides certain tax and financial benefits to investment programs that have been granted such status.

         The Investment Law provides that capital investments in production facilities (or other eligible assets) may, upon application to the Israeli Investment Center, be designated as an Approved Enterprise. Each instrument of approval for an Approved Enterprise relates to a specific investment program delineated both by the financial scope of the investment, including source of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific investment program and are contingent upon compliance with the conditions set out in the instrument of approval.

         Tax Benefits. Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% until the earlier of (i) seven consecutive years (or ten in the case of an FIC (as defined below)) commencing in the year in which the Approved Enterprise first generates taxable income,
(ii) twelve years from the year of commencement of production or (iii) fourteen years from the year of the approval of the Approved Enterprise status. Such income is eligible for further reductions in tax rates if the company qualifies as a Foreign Investors' Company ("FIC"), depending on the percentage of the foreign ownership. Subject to certain conditions, an FIC is a company more than 25% of whose share capital (in terms of shares, rights of profits, voting and appointment of directors) and more than 25% of whose combined share and loan capital is owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. A company that owns an Approved Enterprise, approved after April 1, 1986 may elect to forego the entitlement to grants and apply for an alternative package of tax benefits ("Alternative Benefits"). In addition, a company (like the Company's Israeli subsidiary) with an enterprise outside the National Priority Regions (which is not entitled to grants) may also apply for the Alternative Benefits. Under the Alternative Benefits, undistributed income from the Approved Enterprise operations is fully tax exempt (a tax holiday) for a defined period. The tax holiday ranges between two to ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel. On expiration of the tax holiday, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described above) for the remainder of the otherwise applicable period of benefits.

         The Company's Israeli subsidiary has elected the Alternative Benefits with respect to its current Approved Enterprise and enlargements thereof, pursuant to which the Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays for a period of two years (and in some cases for a period of four years) and reduced tax rates for an additional period of up to eight years. In case the Company's Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject, assuming that the current level of foreign investment in the Company is not reduced, to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid and up to 25% if such foreign investments are reduced (as detailed above). This tax is in addition to the withholding tax on dividends as described below. Under a new instrument of approval issued recently and relating to the current investment program of the Company's Israeli subsidiary and to the income derived therefrom, the Company's Israeli subsidiary is entitled to a reduced tax rate period of thirteen years (instead of the eight year period referred to above). The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are given according to an allocation formula provided for in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event the Company's Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and the subsidiary might be required to refund the amount of the canceled benefits, with the addition of CPI linkage differences and interest. The Company believes that the Approved Enterprise of the Company's Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

         From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by the Company in Israel (although such termination or reduction would not affect the Israeli subsidiary's existing Approved Enterprise or the benefits derived therefrom).

         Dividends

         Dividends paid out of income derived by an Approved Enterprise during the benefit periods (or out of dividends received from a company whose income is derived by an Approved Enterprise) are subject to withholding tax at a reduced rate of 15% (deductible at source). In the case of companies that do not qualify as a FIC, the reduced rate of 15% is limited to dividends paid at any time up to twelve years thereafter.

Taxation of Holders of Ordinary Shares

         Certain United States Federal Income Tax Considerations. The following discussion describes the material United States federal income tax consequences to a holder of Ordinary Shares that is (i) a citizen or resident of the United States, (ii) a corporation created or organized in, or under the laws of, the United States or of any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. trustees have the authority to control all substantial decisions of the trust (a "U.S. Holder"). This summary generally considers only U.S. Holders that will own Ordinary Shares as capital assets. This summary does not discuss the United States federal income tax consequences to a holder of Ordinary Shares that is not a U.S. Holder.

         This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to a holder of Ordinary Shares based on such holder's particular circumstances (including potential application of the alternative minimum tax), United States federal income tax consequences to certain holders that are subject to special treatment (such as taxpayers who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, holders of securities held as part of a "straddle", "hedge" or "conversion transaction" with other investments, or holders owning directly, indirectly or by attribution at least 10% of the Ordinary Shares), or any aspect of state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate taxes.

         Dividends. In general, a U.S. Holder receiving a distribution with respect to the Ordinary Shares will be required to include such distribution (including the amount of foreign taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from the current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for United States federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the Ordinary Shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. United States corporate shareholders will not be entitled to any deduction for distributions received as dividends on the Ordinary Shares.

         The amount of foreign income taxes that may be claimed as a credit against United States federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. The limitations set out in the Code include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends paid by the Company generally will be foreign source "passive income" for United States foreign tax credit purposes.

         Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of Ordinary Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. Holder and its tax basis in the Ordinary Shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Ordinary Shares for more than one year at the time of the disposition. In the case of a U.S. Holder that is an individual, trust or estate, capital gains realized upon a disposition of the Ordinary Shares generally will be subject to a maximum tax rate of 20% where the Ordinary Shares have been held for more than one year. Gains realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as United States source income for United States foreign tax credit purposes.

         Information Reporting and Backup Withholding. Dividend payments with respect to the Ordinary Shares and proceeds from the sale, exchange or redemption of Ordinary Shares may be subject to information reporting to the Internal Revenue Service ("IRS") and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

         Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS.

         Certain Guernsey Tax Considerations. Under the laws of Guernsey as currently in effect, a holder of Ordinary Shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there is (i) exempt from Guernsey income tax on dividends paid with respect to the Ordinary Shares and (ii) is not liable for Guernsey income tax on gains realized on sale or disposition of such Ordinary Shares. In addition, Guernsey does not impose a withholding tax on dividends paid by the Company to holders of Ordinary Shares.

         There are no capital gains, gift or inheritance taxes levied by Guernsey, and the Ordinary Shares generally are not subject to any transfer taxes, stamp duties or similar charges on issuance or transfer.

ITEM 8. SELECTED FINANCIAL DATA

         The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information set forth below has been derived from the combined or consolidated financial statements of the Company and its subsidiaries for the fiscal periods presented. During the year ended September 30, 1994, the Company's operating subsidiaries were operated as a group of companies owned by common shareholders and financial statements for such period were prepared on a combined basis and were not audited. Information as of and for the four years ended September 30, 1998 is derived from the consolidated financial statements of the Company and its subsidiaries which have been audited by Ernst & Young LLP, the Company's independent auditors.

         The selected consolidated financial information set forth below should be read in conjunction with "Item 9 - Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements and notes thereto included herein.

Statement of Operations Data -
In thousands (except per share data)

Year ended September 30,


                                                  1998             1997             1996             1995            1994
                                                  ----             ----             ----             ----            ----
Statement of Operations Data:
Revenue:

  License                                      $  42,891        $  25,995        $  16,298        $  10,898       $   9,720
  Service                                        360,876          264,107          195,422          156,414         111,590
                                               ---------        ---------        ---------        ---------       ---------
                                                 403,767          290,102          211,720          167,312         121,310

Operating expenses:

  Cost of license                                 10,732            3,711            4,011            2,904           1,979
  Cost of service                                231,360          173,704          129,177           93,516          65,146
  Research and development                        25,612           17,386           14,695           23,305           9,993
  Selling, general and administrative             51,168           40,769           28,347           32,210          22,145
  Nonrecurring charge(1)                              --           27,563               --               --              --
                                               ---------        ---------        ---------        ---------       ---------
                                                 318,872          263,133          176,230          151,935          99,263
                                               ---------        ---------        ---------        ---------       ---------
Operating income                                  84,895           26,969           35,490           15,377          22,047
Other income (expense), net(2)                   (24,126)          (3,266)            (476)             658             907
                                               ---------        ---------        ---------        ---------       ---------

Income before taxes                               60,769           23,703           35,014           16,035          22,954
Income tax expense                                30,385           17,827           10,506            4,811           6,886
                                               ---------        ---------        ---------        ---------       ---------
Income, before cumulative effect                  30,384            5,876           24,508           11,224          16,068
Cumulative effect, net                               277               --               --               --              --
                                               ---------        ---------        ---------        ---------       ---------
Net income                                     $  30,107        $   5,876        $  24,508        $  11,224       $  16,068
                                               =========        =========        =========        =========       =========

Basic earnings per voting and non-
  voting Ordinary Share                        $    0.19        $    0.05        $    0.23        $    0.11       $    0.17

Diluted earnings per voting and non-
  voting Ordinary Share                        $    0.19        $    0.05        $    0.22        $    0.11       $    0.17

Weighted average voting and
  non-voting Ordinary Shares outstanding
  for basic earnings per share                   158,528          108,330          107,920          100,076          92,176

Weighted average voting and non-
  voting Ordinary Shares outstanding for
  diluted earnings per share                     159,442          110,915          110,505          100,288          92,176

Dividends declared per share                   $    3.76        $    0.18        $    0.35        $    0.17       $    0.15

(1) In the fourth quarter of fiscal 1997, the Company recorded nonrecurring charges of $27.6 million. Of such amount, $25.8 million is attributable to the funding of a contribution to an irrevocable secular trust and the balance, $1.8 million, is due to the write-off of in-process technology related to certain software rights acquired from several operating subsidiaries of SBC.

(2) Information for the fiscal year ended September 30, 1998 includes $25 million of interest expense and amortization of debt issuance costs relating to outstanding senior bank term debt and subordinated debt.

Balance Sheet Data -
(In thousands)

As of September 30,


                                          1998             1997            1996            1995            1994
Balance Sheet Data:

  Cash and cash equivalents            $  25,389        $  53,732       $  16,083       $  20,214       $  17,819

  Working capital                        (84,278)          37,931           9,392          19,130          22,436
    Total assets                         239,966          220,582         104,531         101,483          77,106
  Long-term obligations (net of
  current portion)                         9,215            7,370           1,663              --              --
  Shareholders' equity (deficit)(1)      (21,889)          94,253          15,988          29,429          21,872

(1) The decrease in shareholders' equity from September 30, 1997 to September 30, 1998 reflects the payment of dividends totalling $478.7 million partially offsets by net income for the period and the issuance of Ordinary Shares.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         This report contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results reflected in those forward-looking statements, as they are subject to a variety of risk factors. See "Risk Factors". THE COMPANY DISCLAIMS ANY OBLIGATION TO UPDATE ITS FORWARD-LOOKING STATEMENTS.

         OVERVIEW

         The Company provides customized software products and services to the telecommunications industry, primarily CC&B Systems for wireless, wireline and multiple-service or convergent network operators and service providers. Amdocs also supplies Directory Systems to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. The Company's products are mission-critical for a customer's operations. Due to the complexity of the process and the expertise required for system support, the Company also provides extensive customization, implementation, ongoing support, system enhancement and maintenance services.

         The Company derives its revenue principally from (i) the initial sale of the Company's products and related services, including license fees and customization and implementation services, and (ii) recurring revenue from ongoing maintenance, support and related services provided to the Company's customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

         License revenue is recognized concurrently as work is performed, using percentage of completion accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and support services, is also recognized as work is performed, under the percentage of completion method. Revenue related to ongoing support is recognized as work is performed. Revenue from third party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of its percentage of completion accounting policies, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

         Since 1992, the Company has invested substantial resources to develop its information technology and to expand its range of products. As a result of significant information technology expenditures, the Company was able to offer a full range of integrated applications for its CC&B Systems at the same time factors such as increased demand for services, deregulation, privatization and technological advancements began to transform the telecommunications industry. License and service fees from the sale of CC&B Systems amounted to $251.8 million, $166.3 million and $102.5 million in fiscal years 1998, 1997 and 1996, respectively, representing 62.4%, 57.3% and 48.4%, respectively, of the Company's revenue for such periods.

The Company believes that the demand for CC&B Systems will continue to increase as the size and complexity of the telecommunications industry increases and that CC&B Systems will account for a larger share of the Company's total revenue in fiscal year 1999.

         Although the business of publishing traditional yellow page and white page directories is a mature business in the United States, it continues to be a significant source of revenue for the Company worldwide. The Company believes that it is a leading provider of Directory Systems in most of the markets it serves. License and service fee revenue from the sale of Directory Systems totaled $151.9 million, $123.8 million and $109.2 million in fiscal years 1998, 1997 and 1996, respectively, accounting for 37.6%, 42.7% and 51.6%, respectively, of the Company's revenue for such periods. The Company believes that the demand for Directory Systems will be favorably impacted by increased competition among international directory publishers, as well as by a broader introduction of electronic directories. However, the Company anticipates that the relative contribution of license and service fees for Directory Systems to total revenue will decrease over time. The Company has also recently introduced a number of new products for Directory-related Internet and electronic commerce applications. The Company anticipates that over the next several years products developed or to be developed for such applications will make a modest but increasing contribution to revenue.

         The Company's research and development activities have historically involved the development of new software modules and product offerings in response to an identified market demand, usually in conjunction with a customer project. The Company also expends additional amounts on applied research and software development activities to keep abreast of new technologies in the telecommunications market. Research and development expenditures amounted to $25.6 million, $17.4 million and $14.7 million in fiscal year 1998, 1997 and 1996, respectively, representing 6.3%, 6.0% and 6.9%, respectively, of the Company's revenue in such fiscal years. In the next several years, the Company intends to continue to make significant investments in its research and development activities both for CC&B Systems and Directory Systems.

         In September 1997, the Company purchased certain computer software programs and intellectual property rights from operating subsidiaries of SBC, a significant shareholder of the Company, for an aggregate amount of $40.0 million. The effect of these transactions is that the Company no longer pays royalties related to the purchased computer software. In process research and development related to these transactions resulted in a nonrecurring charge in fiscal year 1997 of $1.8 million. The remainder has been capitalized - $12.0 million as computer software, which is amortized over its estimated useful life of three years, and $26.2 million as intellectual property rights, which are amortized over their estimated useful life of ten years.

         CORPORATE REORGANIZATIONS AND INVESTMENTS

         The Company's business was founded in 1982. In 1985, SBCI, a wholly-owned subsidiary of SBC, acquired a 50% interest in such business. Prior to 1995, the Company and its operating subsidiaries were operated as a group of companies owned by common shareholders. In December 1995, the companies underwent a reorganization, as a result of which Amdocs Limited became the holding company for all the affiliated companies. At the same time, the

Company issued shares for an aggregate $16.6 million to certain entities in which certain officers and directors of the Company have a beneficial interest.

See "Interest of Management in Certain Transactions".

         In September 1997, the Company and the WCAS Investors entered into a Share Subscription Agreement pursuant to which the WCAS Investors acquired from the Company on September 22, 1997 $3.27 million in principal amount of the Company's junior promissory notes and shares representing 8.7% of the then outstanding equity of the Company for $61.2 million. On such date, the Company and the WCAS Investors also entered into a Conditional Investment Agreement, pursuant to which the WCAS Investors agreed, subject to the satisfaction of certain revenue and cash flow targets through November 30, 1997, to acquire additional shares of the Company which, when added to the shares acquired pursuant to the Share Subscription Agreement, would constitute 35.0% of the Company's outstanding equity as of September 22, 1997. Concurrently with the signing of the Conditional Investment Agreement, a subsidiary of the Company, European Software Marketing Ltd. ("ESM"), entered into a Note Purchase Agreement with WCAS Capital Partners III, L.P., an investment partnership affiliated with WCAS, and certain other investors, providing for the issuance of up to $125.0 million principal amount of 10% subordinated notes of ESM, subject to the satisfaction of the same financial targets set forth in the Conditional Investment Agreement. In January 1998, with such financial targets having been met, ESM sold $123.5 million principal amount of subordinated notes under the Note Purchase Agreement for a purchase price equal to their principal amount. On March 30, 1998, the Company completed the transactions contemplated by the Conditional Investment Agreement by issuing and selling to the WCAS Investors an aggregate 51,507,716 Ordinary Shares for $95.83 million in cash and the surrender of the $3.27 million principal amount of junior promissory notes issued by the Company in September 1997.

         The proceeds of the equity and subordinated debt investments made under the Share Subscription Agreement, the Conditional Investment Agreement and the Note Purchase Agreement were used, together with the proceeds of $315.0 million in term loans made to ESM in December 1997 under a senior bank credit facility (of which $90.0 million was prepaid with a portion of the equity investment) and internally generated funds, (i) to acquire for $40.0 million certain intellectual property rights from operating subsidiaries of SBC and (ii) to fund an internal corporate reorganization. In the reorganization, ESM acquired from the Company the outstanding capital stock of Amdocs (UK) Limited, the Company's operating subsidiary in the United Kingdom. ESM applied the proceeds of the senior and subordinated debt financings to pay a portion of the purchase price of such acquisition to the Company. Following the reorganization, $478.7 million in dividends were paid by the Company to its shareholders, including an aggregate $39.9 million to the WCAS Investors.

         In September 1997, the WCAS Investors also granted a call option on certain Ordinary Shares acquired under the Share Subscription Agreement and the Conditional Investment Agreement to the then existing shareholders of the Company, AIL, SBCI, certain entities in which directors and executive officers of the Company have a beneficial interest and the Trust. The call option may be exercised, without the payment of any consideration to the WCAS

Investors, if certain revenue and cash flow targets are met in fiscal years 1998 and 1999. The cash flow targets in fiscal year 1998 have been satisfied in full. If such targets are met in fiscal year 1999, the number of Ordinary Shares held by the WCAS Investors as a result of their net $120.4 million investment in the Company will be reduced from 62,580,024 to 47,381,984 Ordinary Shares. See "Control of the Registrant -- Call Option Agreement".

         On June 19, 1998, the Company commenced an initial public offering of 18,000,000 Ordinary Shares at an offering price of $14 per share. Total net proceeds, after deduction of offering expenses and underwriting commissions, amounted to $234.2 million. The Company used these funds to repay $183.8 million in outstanding term loans and its related interest and $49.0 million out of the $123.5 million in subordinated debt issued in January 1998.

         YEAR 2000 ISSUES

         BACKGROUND. The term "year 2000 issues" is a general term used to describe the various problems that may result from the improper processing of dates and faulty date calculations by computers and other machinery in the upcoming millennium. These problems generally arise from the fact that most of the world's legacy computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000's" from dates in the "1900's". These problems may also arise from other sources such as the use of special codes and conventions in software that make use of the date field. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, total failure of mass systems that depend on computers such as electricity, telephone networks, and banking systems.

         Year 2000 issues, which potentially impact the Company, include the Company's own internal systems, its customized software products sold and the compliance efforts of third parties. See "Risk Factors -- Year 2000 Compliance".

         THE COMPANY'S STATE OF READINESS. The Company has identified the information technology ("IT") and non-IT systems, software and products which could be affected by the year 2000 issue, and has assessed the efforts required to remediate or replace them. The Company has also identified versions of its products that will not be made compliant and is assisting customers in upgrading or migrating to year 2000 compliant versions. By the end of 1999, it is the Company's intention that all of the major or key systems, software and products will be remediated or replaced.

         The Company began evaluating year 2000 compliancy issues in mid 1996. Since then the following functions have been performed: thorough examination and study of year 2000 compliance status, process methodology adaptation, analysis of solution alternatives and determination of Amdocs' technical and business year 2000 policies. New systems, of recent years, have been developed as year 2000 compliant; older generations of applications are being migrated to year 2000 compliance in cooperation with our customers (using Amdocs year 2000 methodology and toolkit). None of these systems need mass data conversion, which is usually the most sensitive portion of the year 2000 migration. Recognizing the importance of year 2000 support in the IT industry and to provide an additional level of assurance to our customers,

Amdocs has decided to conduct a thorough and systematic verification process. This effort is based on the application of industry-wide standards for year 2000 compliance. This verification process utilizes a specialized tool kit developed by Amdocs including a powerful search utility (as a result of an analysis for cost-effectiveness). For many customers we offer to conduct the verification process, since the ultimate verification for year 2000 compliance should be executed in their own working environment. This subject is crucial in view of the technical and functional interaction with third party systems and those developed by the customers locally.

         The Company anticipates completing the majority of the testing, implementation of changes and necessary refinements by mid 1999. Management expects that systems, software and products for which the Company has responsibility currently are year 2000 compliant or will be compliant on a timely basis. The Company is currently not aware of any year 2000 issues with its customers that cannot be remedied.

         The Company has contacted all of its customers, and several of its vendors and other third parties with whom it deals to identify potential issues the Company might encounter concerning year 2000 compliancy. These communications are also used to elicit the status of year 2000 readiness, and to clarify which year 2000 issues are the responsibility of the Company and which are the responsibility of the third party. The Company does not anticipate that the year 2000 issues it will encounter with third parties will be different than those encountered by other providers of information services, including the Company's competitors. At this time, the Company is not aware of any year 2000 issues or problems relating to third parties with which the Company has a material relationship.

         COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES. A significant portion of the Company's year 2000 compliance efforts have occurred or are occurring in connection with system upgrades or replacements that were otherwise planned (but perhaps accelerated due to the year 2000 issue) or which have significant improvements and benefits unrelated to year 2000 issues. The remainder of the costs that are incremental and directly related to year 2000 issues are not expected to be material to the financial position or results of operations of the Company.

         The Company has accrued approximately $3.6 million representing the estimated amount of costs to modify previously sold customized software products. The Company does not anticipate capitalizing any of these costs as they relate to warranties related to products developed for customers.

         The Company has not yet estimated year 2000 costs for periods after 1999. Some post-1999 costs might be anticipated due to extra customer service efforts created by the failure of third parties to be year 2000 compliant. Neither the costs incurred for year 2000 compliance efforts, nor the delay or deferral of certain development projects that might have otherwise been undertaken in the absence of year 2000 compliance efforts, are expected to have a material effect on the Company's financial position or results of operations. Such costs generally have been funded by the re-deployment of both IT and non-IT personnel resources. In addition, the Company's philosophy is to address many year 2000 issues as part of re-engineering or replacement efforts. There were several situations in which customers funded a special effort for the year 2000, but those projects were usually treated by Amdocs as a part of ongoing support of the customer.

         THE COMPANY'S CONTINGENCY PLANS. Detailed contingency plans are being prepared and will be refined as appropriate. Those plans will focus on matters which appear to be the Company's most likely year 2000 risks, such as possible additional customer support efforts by the Company that would be necessary if customers or vendors are not year 2000 compliant, or if a year 2000 issue should not be timely detected in the Company's own compliance efforts.

         RISKS OF THE COMPANY'S YEAR 2000 ISSUES. The Company does not anticipate that the year 2000 issues and risks, including the most reasonably likely worst case year 2000 scenario, it will encounter will be significantly different than those encountered by other providers of information services. Although the Company believes its remediation, replacement and testing efforts will address all of the year 2000 issues for which the Company is responsible, to the extent these efforts are not successful, additional compliance efforts would be necessary together with additional customer service efforts and expenditures. If third parties fail in their compliance efforts, the Company could also be impacted and required to provide additional customer service efforts. In such an event, the Company could incur additional costs and experience a negative impact on revenue and operating income.

         The Company's cost and timetable estimates for its year 2000 efforts are subject to potentially significant estimation uncertainties that could cause actual results to differ materially. These estimates are based on management's current best estimates and reflect certain assumptions. Factors which could impact these estimates include: the availability of appropriate technology personnel; the rate and magnitude of related labor costs; the successful identification of all aspects of the Company's systems, the success of third parties in their year 2000 compliance efforts; software and products that require remediation or replacement; the extent of testing required; the costs of the Company's efforts to assist certain customers in the remediation of their customized code; and the amount of cost recoveries from those efforts. Due to the complexity and pervasiveness of the year 2000 issue, and in particular the uncertainty regarding the compliance efforts of third parties, no assurance can be given that these estimates will be achieved, and actual results could differ materially.

         EUROPEAN MONETARY UNION CURRENCY

         The European Monetary Union currency, or the euro, will be phased in over a three-year period commencing January 1, 1999, when participating European countries will begin using the euro currency for non-cash transactions. The Company intends to offer software products that are capable of handling the euro currency and converting from local currencies to the euro. There can be no assurance that the Company's software or software provided to the Company's customers by other vendors will ensure an errorless transition to the euro currency. The Company has accrued approximately $2.5 million representing the estimated amount of costs to modify its software products to accept the euro currency under existing agreements with customers relating to previously sold products. The Company does not currently anticipate recovering these expenditures from the customers, as they relate to warranty agreements. There can be no assurance that such costs will not significantly exceed such estimate, in which case such costs could have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors -- European Monetary Union Currency".

         EFFECTIVE TAX RATE

         The Company's overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates of the countries in which the Company operates and the relative magnitude of the activities of the Company in those countries. The Company's subsidiaries' effective tax rates for fiscal year 1998 were approximately 41% in the United States, 32% in the United Kingdom, 26% in Israel, 4.25% in Cyprus and 35% on average for the other countries in which the Company operates. See "Risk Factors -- Loss of Government Programs and Tax Benefits". The Company's consolidated effective tax rate for fiscal year 1998 was 50%, due to significant interest expense in a tax jurisdiction in which the Company is tax exempt, which resulted in no tax benefit to offset the tax expense incurred in other jurisdictions. The Company anticipates that its effective tax rate in future years will be positively impacted by substantial decreases in interest expenses in the tax jurisdiction in which the Company is tax exempt. See "Taxation of the Company".

         CURRENCY FLUCTUATIONS

         Approximately 80% of the Company's revenue and 60% of its operating expenses are paid in U.S. dollars or are paid in other currencies with the exchange rate linked to U.S. dollars. Other significant currencies in which the Company receives revenue or pays expenses are Australian dollars, Austrian shillings, British pounds, Canadian dollars, Israeli shekels and Japanese yen. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on the operations of the Company. As the Company expands its operations outside of the United States, its exposure to fluctuations in currency exchange rates could increase. The Company enters into various foreign exchange contracts in managing its foreign exchange risks. At September 30, 1998, the Company had no significant unhedged monetary assets, liabilities or commitments denominated in currencies other than the U.S. dollar.

         EMPLOYEE ARRANGEMENTS

         In September 1997, the Company contributed $25.8 million to the Trust for the benefit of certain employees, in recognition of past services rendered to the Company. The beneficiaries are primarily software and information technology specialists who have played an important role in the Company's success. The trust agreement provides that the beneficiaries will be entitled to receive amounts contributed by the Company on their behalf, subject to certain conditions, over the next five years. In September 1997, the Trust used the contribution from the Company and other resources to purchase from the Company 5,720,000 Ordinary Shares for an aggregate consideration of approximately $31.6 million. The Trust is required to liquidate any investments held in respect of any beneficiary and distribute only cash payments.

         The Company recorded the $25.8 million contribution as compensation expense in 1997, the year in which such contribution was made. The Trust will distribute on certain dates within the next five years cash amounts to those beneficiaries employed by the Company on such dates. The amounts to be distributed to the beneficiaries employed by the Company on the relevant dates will include an appreciation in the value of the Trust's assets and are dependent upon certain conditions, such as the amount of cash available and the Trust's ability to realize the value of the assets it holds. Termination of a beneficiary's employment with the Company will not affect entitlement to a beneficiary's minimum interest in the Trust and any terminated employee will receive such interest in September 2007. See "Interest of Management in Certain Transactions
- Employee Trust Agreement".

         In January 1998, the Company granted options to purchase 1,651,000 Ordinary Shares to employees under the Company's 1998 Stock Option and Incentive Plan (the "Plan") at an exercise price of $1.92 per share, with vesting over four years and a term of 10 years. Compensation expense was not recorded for these stock options as they were granted at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant.

         In June 1998, following the Company's initial public offering, the Company issued additional options under the Plan, granting options to purchase 855,400 shares with the same exercise price, expiration date and vesting dates as the options granted in January 1998. The Company recorded unearned compensation expense totaling $10.3 million as a separate component of shareholders' equity for the difference between the fair market value per share at the date of grant and the exercise price of $1.92. Additional paid in capital was increased by the same amount. The unearned compensation expense will be amortized ratably over the vesting period of 3.5 years.

         In September 1998, under the Plan, options to purchase 1,000,000 shares were granted at an exercise price of $8.75 per share, which was equal to the market price of the Ordinary Shares on the grant date, with vesting over four and eight years and a term of 10 years. See "Options to Purchase Securities from Registrant or Subsidiaries -- Employee Stock Options".

         The Company's success depends in large part on its ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and telecommunication engineers. These types of qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that the Company will be able to continue to attract and retain the skilled employees it requires and any inability to do so could adversely impact the Company's ability to manage and complete its existing projects and to compete for new customer contracts.

         RESULTS OF OPERATIONS

                  The following table sets forth, for the periods indicated, certain items in the Company's consolidated statements of operations reflected as a percentage of total revenue:

                                                   Year Ended September 30,
                                              --------------------------------
                                              1998          1997          1996
                                              ----          ----          ----
Revenue:
  License                                     10.6%          9.0%          7.7%
  Service                                     89.4          91.0          92.3
                                             -----         -----         -----
                                             100.0         100.0         100.0
                                             -----         -----         -----
Operating expenses:
  Cost of license                              2.7           1.3           1.9
  Cost of service                             57.3          59.9          61.0
  Research and development                     6.3           6.0           6.9
  Selling, general and administrative         12.7          14.0          13.4
  Nonrecurring charges                          --           9.5            --
                                             -----         -----         -----
                                              79.0          90.7          83.2
                                             -----         -----         -----

Operating income                              21.0           9.3          16.8
  Other expenses, net                          6.0           1.1           0.2
  Income taxes                                 7.5           6.2           5.0
                                             -----         -----         -----
Income before cumulative effect                7.5           2.0          11.6
Cumulative effect of change in
   accounting principle, net                     *            --            --
                                             -----         -----         -----
Net income                                     7.5%          2.0%         11.6%
                                             =====         =====         =====


*  Less than 0.1%

         Years ended September 30, 1998 and 1997

         Revenue. Revenue for the year ended September 30, 1998 was $403.8 million, an increase of $113.7 million, or 39.2%, compared to the prior year. License revenue increased from $26.0 million in fiscal year 1997 to $42.9 million in fiscal year 1998, an increase of 65.0%, and service revenue increased 36.6% or $96.8 million in fiscal year 1998. Total CC&B Systems revenue for the year ended September 30, 1998 was $251.8 million, an increase of $85.5 million, or 51.4%, compared to the prior fiscal year. Revenue attributable to Directory Systems was $151.9 million for the year ended September 30, 1998, an increase of $28.2 million, or 22.8%, from fiscal year 1997. The growth in revenue is attributable to sales to new customers as well as to sales of additional products and services to existing customers.

         In the year ended September 30, 1998, revenue from customers in North America, Europe and the rest of the world accounted for 52.2%, 27.2% and 20.6% respectively.

         Cost of License. Cost of license for the year ended September 30, 1998 was $10.7 million, an increase of $7.0 million, or 189.2%, from cost of license for the year ended

September 30, 1997. Cost of license in fiscal year 1998 includes amortization of purchased computer software and intellectual property rights, and in 1997 included royalty expense paid to certain subsidiaries of SBC in connection with the grant to the Company of licenses to use certain software jointly developed with such subsidiaries.

         Cost of Service. Cost of service for fiscal year 1998 was $231.4 million, an increase of $57.7 million, or 33.2%, from cost of service of $173.7 million for fiscal year 1997. As a percentage of revenue, cost of service decreased to 57.3% in the year ended September 30, 1998 from 59.9% in fiscal year 1997. The absolute increase in cost of service is consistent with the increase in revenue for the period, as these costs are predominately for compensation and reflect increased employment levels needed to support the growth in revenue.

         Research and Development. Research and development expense is primarily comprised of compensation expense for employees engaged in research and development activities, usually in conjunction with customer contracts. In the year ended September 30, 1998, research and development expense was $25.6 million, or 6.3% of revenue, compared with $17.4 million, or 6.0% of revenue, in the year ended September 30, 1997. The increase in research and development expense in fiscal year 1998 represents ongoing expenditures for both CC&B Systems and Directory Systems.

         Selling, General and Administrative. Compensation is the largest component of selling, general and administrative expense. Selling, general and administrative expense increased by 25.5% to $51.2 million, or 12.7% of revenue, in the year ended September 30, 1998 from $40.8 million, or 14.1% of revenue, in the prior fiscal year.

         Operating Income. Operating income in the year ended September 30, 1998 was $84.9 million, as compared with $54.5 million in fiscal year 1997, excluding the effect of the nonrecurring charges in that fiscal year, an increase of 55.8%. As a percentage of revenue, operating income was 21.0% in fiscal year 1998 as compared to 18.8% in fiscal year 1997 (excluding the effect of the nonrecurring charges in fiscal year 1997).

         Other Expense, Net. Other expense, net is primarily interest expense incurred by the Company related to senior bank debt and subordinated debt, which debt was substantially repaid from the proceeds of the Company's initial public offering. In the year ended September 30, 1998, other expense, net was an expense of $24.1 million, an increase of $20.8 million from fiscal year 1997.

         Income Taxes. Income taxes in the year ended September 30, 1998 were $30.4 million on income before taxes of $60.8 million. In the prior year, income taxes were $17.8 million on income before taxes of $23.7 million. See previous discussion of "Effective Tax Rate".

         Net Income. The Company's net income was $30.1 million in the year ended September 30, 1998 compared with net income of $5.9 million in fiscal year 1997. The increase was primarily the result of an increase in operating income. In addition, in fiscal year 1998 the

Company incurred $24.1 million in interest expense related to its outstanding debt; while in fiscal year 1997 the Company had a nonrecurring charge of $27.6 million.

         Years Ended September 30, 1997 and 1996

         Revenue. Revenue for fiscal year 1997 was $290.1 million, an increase of $78.4 million, or 37.0%, from fiscal year 1996. License revenue increased from $16.3 million in fiscal year 1996 to $26.0 million in fiscal year 1997, an increase of 59.5%, and service revenue increased 35.1% or $68.7 million in fiscal year 1997. The majority of the increase in total revenue was due to the expansion of the CC&B Systems business. Total CC&B Systems revenue for fiscal year 1997 was $166.3 million, an increase of $63.9 million, or 62.3%, from the prior year. Revenue attributable to Directory Systems was $123.8 million for fiscal year 1997, an increase of $14.5 million, or 13.3%, from fiscal year 1996.

         In fiscal year 1997, revenue from customers in North America, Europe and the rest of the world accounted for 63.7%, 11.3% and 25.0% respectively.

         Cost of License. Cost of license for fiscal year 1997 was $3.7 million, a decrease of $0.3 million, or 7.5%, from fiscal year 1996 cost of license of $4.0 million. The decrease was due to the acquisition of certain software rights from several operating subsidiaries of SBC, which eliminated the requirement to pay royalties.

         Cost of Service. Cost of service for the year ended September 30, 1997 was $173.7 million, an increase of $44.5 million, or 34.4%, from fiscal year 1996 cost of service of $129.2 million. As a percentage of revenue, cost of service decreased to 59.9% in fiscal year 1997 from 61.0% in fiscal year 1996. The absolute increase in cost of service was consistent with the increase in revenue for the period, and reflected increased compensation attributable to higher employment levels needed to support the growth in revenue.

         Research and Development. In fiscal year 1997, research and development expense was $17.4 million, or 6.0% of revenue, compared with $14.7 million, or 6.9% of revenue, in fiscal year 1996. The absolute increase in research and development expense in fiscal year 1997 represented ongoing expenditures for both CC&B Systems and Directory Systems, while the decrease as a percentage of revenue was attributable to the overall increase in revenue for the period.

         Selling, General and Administrative. Selling, general and administrative expense increased to $40.8 million, or 14.1% of revenue, in fiscal year 1997 from $28.3 million, or 13.4% of revenue, in the prior year, an increase of 43.8%. The increase was primarily attributable to increased marketing efforts for the Company's CC&B Systems.

         Nonrecurring Charges. In the fourth quarter of fiscal year 1997, the Company recorded nonrecurring charges of $27.6 million. Of such amount, $1.8 million was due to the write-off of in-process research and development for technology related to certain software rights (which rights include the termination of related future royalty payment obligations) acquired from several operating subsidiaries of SBC and the balance, $25.8 million, was attributable to the funding of a contribution to the Trust for the benefit of certain officers and employees.

         Operating Income. As a result of the $27.6 million of nonrecurring charges recognized in fiscal year 1997, operating income in fiscal year 1997 was $27.0 million, as compared with $35.5 million in fiscal year 1996. As a percentage of revenue, operating income was 9.3% in fiscal year 1997 as compared to 16.8% in fiscal year 1996. Excluding the effect of the nonrecurring charges, operating income would have been $54.5 million in fiscal year 1997, or 18.8% of revenue, an increase of $19.0 million, or 53.4%, between fiscal years 1997 and 1996. The increase in operating income as a percentage of revenue (excluding the effect of the nonrecurring charges) was primarily attributable to increased license revenue.

         Other Expense, Net. Other expense, net was an expense of $0.5 million in fiscal year 1996 and an expense of $3.3 million in fiscal year 1997. The increase in fiscal year 1997 was attributable to the settlement of the claims of various taxing authorities for additional taxes for years prior to such fiscal year. Approximately $3.0 million of expense was included in the 1997 period for interest on the tax assessments.

         Income Taxes. Income taxes in fiscal year 1997 were $17.8 million on income before taxes of $23.7 million. In fiscal year 1997, income taxes were $10.5 million on income before taxes of $35.0 million. In fiscal year 1997, the Company paid income taxes for the operations of its subsidiaries, principally in the United States, the United Kingdom and Israel, and recorded a loss in Guernsey, a jurisdiction in which the Company is tax-exempt.

         Net Income. The Company had net income of $5.9 million in fiscal year 1997 compared with net income of $24.5 million in fiscal year 1996, primarily as a result of the $27.6 million for the nonrecurring charges incurred in 1997.

         Selected Quarterly Financial Results

         The following table sets forth certain quarterly financial data for the Company in fiscal year 1998:

                                         Quarter Ended
                                          September 30,    June 30,       March 31,     December 31,
                                              1998           1998           1998           1997
                                            --------       --------       --------       --------
                                                               (in thousands)
Revenue:

  License                                   $ 13,150       $ 11,322       $  9,698       $  8,721
  Service                                    103,554         95,175         84,310         77,837
                                            --------       --------       --------       --------
                                             116,704        106,497         94,008         86,558

Operating expenses:
  Cost of license                              2,211          2,654          2,655          3,212
  Cost of service                             66,092         60,518         54,617         50,133
  Research and development                     7,485          7,172          5,634          5,321
  Selling, general and administrative         14,812         13,332         11,977         11,047
                                            --------       --------       --------       --------
Operating income                              26,104         22,821         19,125         16,845
Other expense, net                             2,354          9,935         10,839            998
Income taxes                                  11,875          6,443          4,181          7,886
                                            --------       --------       --------       --------
Income before cumulative effect               11,875          6,443          4,105          7,961
Cumulative effect of change in
  accounting principle, net                      277             --             --             --
                                            --------       --------       --------       --------
Net income                                  $ 11,598       $  6,443       $  4,105       $  7,961
                                            ========       ========       ========       ========

         The Company believes that the placement of customer orders may be concentrated in specific quarterly periods due to customers' buying patterns and budgeting cycles in the telecommunications industry. Although the Company recognizes revenue as projects progress, which progress may vary significantly from project to project, the Company believes that variations in quarterly revenue are sometimes attributable to the timing of initial order placements. Due to the relatively fixed nature of certain of the Company's costs, a decline in revenue in any quarter would result in lower profitability for that quarter. See "Risk Factors -Fluctuations in Quarterly Operating Results".

         LIQUIDITY AND CAPITAL RESOURCES

         Financing Transactions

         The Company has primarily financed its operations through cash generated from operations, sales of equity securities and borrowing from banks and other lenders. Cash and cash equivalents totaled $25.4 million at September 30, 1998. Net cash provided by operating activities amounted to $66.5 million, $26.1 million and $33.9 million for fiscal years 1998, 1997 and 1996, respectively.

         The Company has declared dividends to its shareholders totaling $478.7 million, $19.3 million and $37.9 million during fiscal years 1998, 1997 and 1996, respectively. The Company does not anticipate paying cash dividends on its Ordinary Shares in the foreseeable future. The Company currently intends to retain its earnings to repay its outstanding loans and to finance the development of its business. The terms of the July 1998 agreement discussed below incurred by a subsidiary effectively restrict the payment of cash dividends by the Company.

         At September 30, 1998, the Company had a shareholders' deficit of $21.9 million as a result of the internal corporate reorganization effected prior to the Company's initial public offering in June 1998, the $478.7 million in dividends distributed to shareholders in January 1998, and the net proceeds of $234.2 million from the initial public offering. The Company believes that cash generated from operations and the Company's current lines of credit will provide sufficient resources to meet the Company's capital needs over the next several years.

         At September 30, 1998, the Company had short term lines of credit totaling $147.0 million from various banks or bank groups, of which $91.6 million was outstanding as of September 30, 1998. As of such date, the Company had also used $4.5 million of its revolving credit facility to support outstanding letters of credit. In addition, as of September 30, 1998, the Company had long-term obligations outstanding of $12.2 million in connection with vehicle leasing arrangements. As of September 30, 1998, the Company had negative working capital of $84.3 million as compared to positive working capital of $37.9 million at September 30, 1997. However, the Company does not believe this will have a negative impact on its liquidity as this temporary situation is a result of the short-term financing arrangements.

         Pursuant to a July 1998 agreement (which is an amendment and restatement of the December 1997 agreement discussed below) with a syndicate of banks, the Company may borrow up to $100.0 million under a revolving line of credit. This agreement expires in June 2001. The Company borrowed $66.0 million under the line of credit to refinance a facility from a commercial bank and to repay $46.0 million of the subordinated debt held by the WCAS Investors as described below. The revolving line of credit bears a London Interbank Offered Rate (LIBOR) based interest rate (6.5 % at September 30, 1998). The credit agreement has various covenants that limit the Company's ability to make investments, incur debt, pay dividends and dispose of property. The Company is also required to maintain certain financial ratios as defined in the agreement. Except for vehicles, substantially all of the Company's assets have been pledged as security under the terms of the agreement. At September 30, 1998, the outstanding balance under this credit facility was $59.0 million, which is part of the total outstanding balance discussed above and, as of such date, the Company was in compliance with the covenants contained in the agreement.

         Under a credit agreement with the First International Bank of Israel, the Company's subsidiary in the State of Israel may borrow up to $40.0 million under a short term credit line. At September 30, 1998, the outstanding balance under this line was $32.6 million, which is part of the total outstanding balance discussed above. The credit line bears a LIBOR based interest rate

(6.7 % at September 30, 1998).

         The Company anticipates that all of its outstanding debt will be repaid with cash flows from operations.

         On September 22, 1997, the Company issued junior subordinated notes payable in the aggregate amount of $3.27 million to the WCAS Investors, as discussed earlier. The notes bore an interest rate of 5.75% per annum, and were due September 22, 1998. The notes were paid in March 1998.

         In December 1997, certain direct and indirect subsidiaries of the Company entered into a credit agreement (the "1997 Credit Agreement") with several commercial banks, which provided for three separate term loans and a revolving credit facility. The 1997 Credit Agreement provided for term loans of $125.0 million and $100.0 million with variable interest rates and quarterly principal payments due in December 2002 and June 2004, respectively, and a $90.0 million term loan with a variable interest rate and principal due in May 1998. In December 1997, certain subsidiaries of the Company borrowed $315.0 million under the term loans and placed such proceeds in a cash collateral account maintained by one of the commercial banks party to the 1997 Credit Agreement. The release of the cash held in the cash collateral account was subject to the occurrence of certain events. The events were met in January 1998, and the cash held in the cash collateral account was released to the Company.

         In March 1998, the Company received the proceeds of the additional equity investment by the WCAS Investors totaling approximately $99.0 million and used the proceeds to repay the term loan maturing in May 1998 and the short-term junior subordinated notes.

         In January 1998, the Company borrowed $20.0 million under the revolving credit portion of the 1997 Credit Agreement and used the proceeds to prepay certain of the remaining term loans. Under the terms of the revolver, this amount was due December 5, 2002. The balance due under the revolving line of credit was repaid in July 1998 with the proceeds of the Company's amended and restated $100.0 million revolving credit facility discussed earlier.

         The occurrence of certain qualifying events, as defined in the Conditional Investment Agreement, also resulted in the issuance of subordinated notes to the WCAS Investors totaling $123.5 million, and a requirement to make an equity investment in the Company of approximately $99.0 million, subject to possible adjustment, as provided in the Conditional Investment Agreement. The subordinated notes carried an interest rate of 10%, payable quarterly with principal due September 2004. The proceeds of the subordinated notes were received in January 1998.

         In June 1998 the Company used the proceeds from its initial public offering to repay $183.8 million in outstanding term loans under the 1997 Credit Agreement and $49.0 million out of the $123.5 million in subordinated debt issued in January 1998.

         Effective July 1998, the remaining $74.5 million of the subordinated debt was extinguished with cash flows from operations and with proceeds from the Company's revolving credit facility.

         Currently, capital expenditures of the Company are funded primarily by operating cash flows and capital leasing arrangements. The Company does not anticipate a change to this policy in the foreseeable future.

         Net Deferred Tax Assets

         Based on management's assessment, it is more likely than not that all the net deferred tax assets at September 30, 1998 will be realized through future taxable earnings. No significant increase in future taxable earnings would be required to fully realize the net deferred tax assets.


ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates or weak economic conditions in the markets in which the Company sells its products. To address these risks the Company enters into various hedging transactions as described below. The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

         Foreign Currency Risk

         The Company enters into foreign exchange forward contracts to hedge some of its foreign currency exposure. The Company uses such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency and anticipated costs to be incurred in a foreign currency. The Company seeks to minimize the risk that the fair value of sales of its products and services and cash flow required for the Company's expenses denominated in a currency other than their functional currency, the US dollar, will be affected by changes in exchange rates. See Note 18 to the consolidated financial statements.

         The following table summarizes the Company's foreign currency forward exchange agreements. The table presents the notional amounts (dollars in millions), weighted average exchange rates by expected (contractual) maturity dates, and fair value of the total derivative instruments. Notional values and average contract rates are calculated based on forward rates at September 30, 1998, US dollar translated.

                                                                    Year Ending September 30,
                                     --------------------------------------------------------------------------------
                                         1999         2000        2001        2002        After      FV of forwards
                                     --------------------------------------------------------------------------------
Forward contracts to sell
 foreign currencies for US dollars:
Great Britain Pounds
         Notional value              $    31.0     $    1.7         -           -            -         $ (1.6)
         Average contract rate             1.67         1.66        -           -            -

Austrian Schillings
         Notional value              $    14.80    $    0.9         -           -            -         $ (0.5)
         Average contract rate            11.64        11.52        -           -            -

Canadian Dollars
         Notional value              $    10.0          -           -           -            -              *
         Average contract rate             1.5          -           -           -            -

Japanese Yen
         Notional value              $     3.2          -           -           -            -              *
         Average contract rate           133.8          -           -           -            -

Forward contracts to buy
 foreign currencies for US dollars:

Australian Dollars
         Notional value              $    15.6     $    9.1     $   4.9      $  5.5      $  4.3        $ (3.1)
         Average contract rate             0.6          0.6         0.59        0.59        0.59

Israeli Shekels
         Notional value              $    80.4          -           -            -           -         $  0.5
         Average contract rate             3.94         -           -            -           -

* Less than $100,000.

         Interest Rate Risk

         The Company's interest expenses are most sensitive to changes in the London InterBank Offered Rate (LIBOR) as all of its short term borrowings bear a LIBOR based interest rate. Excess liquidity invested in short term investments bears minimal interest rate risk.

         At September 30, 1998, the Company had approximately $91.6 million outstanding on its revolving line of credit and short term credit agreements and $12.2 million recorded as long term lease obligations. The potential loss to the Company over one year that would result from a hypothetical, instantaneous, and unfavorable change of 100 basis points in the interest rates of all applicable financial assets and liabilities on September 30, 1998 would be approximately $1 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial assets and liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogenous category. As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely. See Notes 2 and 8 to the consolidated financial statements.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

General

         Amdocs Limited is organized under the laws of Guernsey and, as set forth in its Articles of Association, is a holding company for the various subsidiaries that conduct the Company's business on a worldwide basis. The Company's principal operating subsidiaries are Amdocs (Israel) Limited (Israel), Amdocs, Inc. (the United States) and Amdocs (UK) Limited (the United Kingdom). The Company relies on the executive officers of its operating subsidiaries to manage its business. In addition, Amdocs Management Limited, a management subsidiary of the Company, performs certain executive coordination functions for all of the Company's operating subsidiaries.

         Executive Officers and Directors and Other Key Employees

         The Board of Directors of the Company and the executive officers of the Company and its subsidiaries and their ages as of September 30, 1998, are as follows:

          Name                           Age                           Position
          ----                           ---                           --------
Bruce K. Anderson(2)(3)                   58              Chairman of the Board and Chief Executive
                                                          Officer, Amdocs Limited

Robert A. Minicucci(2)(3)                 46              Director and Chief Financial Officer, Amdocs
                                                          Limited

Boaz Dotan(2)(3)                          56              Director and Vice Chairman of the Board,
                                                          Amdocs Limited

Avinoam Naor                              50              Chief Executive Officer, Amdocs Management
                                                          Limited

Dov Baharav                               48              Senior Vice President and Chief Financial
                                                          Officer, Amdocs Management Limited

Thomas G. O'Brien                         38              Treasurer and Secretary, Amdocs Limited

Nehemia Lemelbaum                         56              Senior Vice President, Amdocs Management
                                                          Limited

Mario Segal                               51              Senior Vice President, Amdocs Management
                                                          Limited

Joshua Ehrlich                            49              Senior Vice President, Amdocs Management
                                                          Limited

Simon Cassif                              56              Senior Vice President, Amdocs (UK) Limited

James W. Andrews                          34              General Manager, Amdocs (UK) Limited

Adrian Gardner(1)(2)(3)                   36              Director

Stephen Hermer                            37              Director

James Kahan                               51              Director

Paz Littman(2)(3)                         42              Director

Shmuel Meitar                                                    55                    Director

Revital Naveh                                                    31                    Director

Lawrence Perlman(1)                                              60                    Director

Michael J. Price                                                 40                    Director

(1)  Member of the Audit Committee
(2)  Member of the Compensation Committee
(3)  Member of the Executive Committee

     Bruce K. Anderson has been Chief Executive Officer and Chairman of the Board of the Company since September 1997. Since August 1978, he has been a general partner of WCAS, an investment firm which specializes in the acquisition of companies in the information services and health care industries. Investment partnerships affiliated with WCAS are collectively the Company's largest stockholder. Mr. Anderson served for nine years with Automated Data
Processing, Inc. ("ADP") until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the Board of Directors of Medquist, Inc. and several private companies.

     Robert A. Minicucci has been Chief Financial Officer and a director of the Company since September 1997. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. Mr. Minicucci served for twelve years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. He is also a director of several private companies.

     Boaz Dotan has served as Vice Chairman of the Board of Directors since September 1997 and as a director of the Company since 1995. Mr. Dotan joined Amdocs in 1982 and held the position of President and Chief Executive Officer until 1995, at which time he was appointed Chairman of the Board of Directors and served in that capacity until September 1997. Mr. Dotan has been involved in software systems for over 30 years. Prior to joining Amdocs he worked for Bezeq, the Israel Telecommunication Corp. Ltd., as Manager of the Information Systems Division. Mr. Dotan holds a BSc in mathematics and statistics from Tel Aviv University, Israel.

     Avinoam Naor is Chief Executive Officer of Amdocs Management Limited, and has overall coordination responsibility for the operations and activities of the Company's operating subsidiaries. Mr. Naor joined the Company in 1982 and initially served as a Senior Vice President. He has been involved with software development for 27 years, working on projects for the development of infrastructure software for communications systems and developing and marketing directory assistance systems. Mr. Naor was a member of the team that established the computerized system for Golden Pages, the Israel Yellow Pages company.

     Dov Baharav is a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited, and has overall coordination responsibility for the financial reporting of the Company's operating subsidiaries. Mr. Baharav joined the Company in 1991 in St. Louis, Missouri and until 1995 he served as Vice President and President of Amdocs, Inc., the Company's principal U.S. subsidiary. Prior to joining the Company, Mr. Baharav served as Chief
Operating Officer of Oprotech Ltd., a publicly-held company that develops, manufactures and markets electro-optical devices.

     Thomas G. O'Brien is Treasurer and Secretary of Amdocs Limited and since July 1995 has held other financial management positions within the Company. From July 1993 to July 1995, Mr. O'Brien was Controller of Big River Mineral Corporation, a diversified natural resources company. From 1989 to 1993, Mr. O'Brien was the Assistant Controller for Big River Minerals Corporation. From 1983 to 1989, Mr. O'Brien was a certified public accountant with Arthur Young and Company (now Ernst & Young LLP). Mr. O'Brien is a member of the American Institute of Certified Public Accountants and the Missouri Society of Certified Public Accountants.

     Nehemia Lemelbaum is a Senior Vice President and the Chief Technology Officer of Amdocs Management Limited. He joined the Company in 1985, with initial responsibility for the Company's U.S. operations. Mr. Lemelbaum led the Company's development of graphic products for the Yellow Pages industry and directed the Company's development of customer care and billing systems. He served for nine years with Contahal Ltd., a leading Israeli software house, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (in effect the organization that is currently Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing.

     Mario Segal is a Senior Vice President and the Chief Operating Officer of Amdocs Management Limited. He joined the Company in 1984 as Senior Vice President and was a leading member of the team that developed the "ADS(NG)/Family of Products" directory automation systems and the "Customer Care and Billing Platform." Mr. Segal was also an account manager for a major North American Yellow Pages publisher and prior thereto managed the computer department of a major Israeli insurance company, leading large-scale software development projects and strategic planning of automation systems.

     Joshua Ehrlich is Senior Vice President, Business Development of Amdocs Management Limited. Mr. Ehrlich has overall responsibility for coordinating new business development. He joined the Company in 1985. Mr. Ehrlich served as the Account Manager for one of the Company's major North American installations, and subsequently had responsibility for major product development efforts. Following that, he assumed the responsibility for coordinating the sales support activities of the Company. Prior to joining Amdocs, Mr. Ehrlich managed the industrial application division of a leading Israeli software company, with responsibility for business development, overall project control and coordination of sales support.

     Simon Cassif is a Senior Vice President of Amdocs (UK) Limited. In this capacity, his principal responsibility is to develop the Company's relationships with strategic customers in Europe. Mr. Cassif joined Amdocs in January 1994 and has since been devoting most of his efforts to business development in the area of customer care and billing. Prior to joining Amdocs, Mr. Cassif was Chief Information Officer & Vice President, Systems and Computers at Bezeq, the Israel Telecommunication Corp. Ltd. Mr. Cassif held this position for twelve years, with full responsibility for Bezeq's technology strategy, information systems development and maintenance.

     James W. Andrews is General Manager of Amdocs (UK) Limited, with responsibility for supervising financial reporting and control, insurance, administration and human resources.

Mr. Andrews joined the Company in 1991 and has served in a number of financial management positions, including Financial Controller. Prior to joining the Company, Mr. Andrews was the Accounting Supervisor at Arch Mineral Corporation. He also served Arthur Andersen & Co. as a certified public accountant. Mr. Andrews is a member of the American Institute of Certified Public Accountants and the Missouri Society of Certified Public Accountants.

     Adrian Gardner has been a director of the Company since April 1998. Mr. Gardner is an Executive Director of Lazard Brothers & Co., Limited, based in London and working with technology and telecommunications-related companies. Prior to joining Lazard Brothers in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse. Mr. Gardner is a member of the Institute of Chartered Accountants in England and Wales and a member of The Securities Institute.

     Stephen Hermer has been a director of the Company since April 1998. In 1998, Mr. Hermer joined the law firm Olswang, based in London, where he practices corporate and securities law. Prior to that, he was a partner with the London law firm of Frere Cholmeley Bischoff.

     James S. Kahan has been a director of the Company since April 1998. Mr. Kahan has worked at SBC since 1983, and currently serves as its Senior Vice President-Corporate Development, a position he has held since 1992. Prior to that Mr. Kahan held positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T.

     Paz Littman has been a director of the Company since September 1997. Since October 1996, he has served as President of Aurum Management and Consulting Ltd., a privately-held company, which makes and manages investments for shareholders of the Aurec Group. From 1991 to 1996, Mr. Littman was an active partner with the law firm of Meitar, Littman & Co.

     Shmuel Meitar has been a director of the Company since 1989. Since 1991, he has been Vice Chairman of Aurec Ltd., a leading provider of communications, media and information services. Prior to 1991, Mr. Meitar served as President of the Aurec Group, which includes Golden Channels, the largest cable television franchise in Israel, and Golden Pages, the Israeli Yellow Pages. Mr. Meitar is also a director of Hollinger International Inc.

     Revital Naveh has been a director of the Company since April 1998. In July 1997, Ms. Naveh joined Aurum Management and Consulting Ltd., a privately held company, which makes and manages investments for shareholders of the Aurec Group. Prior to that, Ms. Naveh was an associate at the New York law firm of Skadden, Arps, Slate, Meagher & Flom LLP.

     Lawrence Perlman has been a director of the Company since April 1998. He has been Chairman of Ceridian Corporation since 1992, and its Chief Executive Officer since 1990. Ceridian Corporation is a provider of information services to employers to administer various human resource functions, as well as information services for the transportation and electronic media markets. Mr. Perlman is a director and Chairman of Seagate Technology, Inc., and a director of The Valspar Corporation and Computer Network Technology Corporation. Mr. Perlman has been a director of Ceridian since 1985.

     Michael J. Price has been a director of the Company since January 1998. He is co-Chief Executive Officer of FirstMark Communications LLC, a broadband wireless telecommunications company. Prior to that, he worked at Lazard Freres & Co. L.L.C., starting in 1987, serving first as a Vice President and then as a Managing Director, where he led their technology and telecommunications group. At Lazard Freres, Mr. Price also served on the firm's Banking, Venture Capital and Principal Oversight Committees.

Directors

     All directors hold office until the next annual meeting of the Company's shareholders or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

Executive Officers

     Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until the next annual meeting of the Board of Directors or until their respective successors have been duly elected or qualified or their positions are earlier vacated by resignation or otherwise. The executive officers of each of the Company's subsidiaries are elected by the Board of Directors of such subsidiary on an annual basis and serve until the next annual meeting of such Board of Directors or until their respective successors have been duly elected or qualified or their positions are earlier vacated by resignation or otherwise.

Board Committees

     The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the accounting practices of the Company.

     The Compensation Committee of the Board of Directors determines the salaries and incentive compensation of the officers of the Company and its subsidiaries and provides recommendations for the salaries and incentive compensation of the other employees and the consultants of the Company. The Compensation Committee also administers the Company's various compensation, stock and benefit plans.

     The Company has also established an Executive Committee which may act from time to time instead of the full Board of Directors and has such responsibilities as may be delegated to it by the Board.

Compensation Committee Interlocks and Insider Participation

     The Company's Compensation Committee consists of Messrs. Anderson, Minicucci, Dotan, Gardner and Littman. Of the members of the Committee, only Mr. Dotan was, at any time during fiscal 1998, an employee of the Company.

ITEM 11.      COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors and Executive Officers

     The Company pays its non-employee directors who are not associated with any of the principal shareholders of the Company (i) $10,000 per annum and (ii) $1,500 per meeting of the Board of Directors and $500 per meeting of a committee of the Board. The Company reimburses all of its directors for their reasonable travel expenses incurred in connection with attending meetings of the Board of Directors or committees thereof. Under certain circumstances, directors are also eligible to receive stock options. During fiscal year 1998, the Company granted options to two directors to purchase an aggregate of 21,000 Ordinary Shares at a price of $14 per share, vesting over four years.

     A total of nine persons who served either as an executive officer or director of the Company during fiscal year 1998 received remuneration from the Company. The aggregate remuneration paid by the Company to such persons was approximately $4 million, which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business association dues) or other fringe benefits.

     During fiscal year 1998, the Company granted options to six executive officers and directors to purchase an aggregate of 448,000 Ordinary Shares at an average price of $8.20 per share, with vesting over three to eight year terms.

ITEM 12.      OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Employee Stock Options

     In January 1998, the Company adopted the Option Plan which provides for the grant by the Company of restricted shares or options to officers, directors, employees or consultants of the Company or any of its subsidiaries. In June 1998, the Company increased the number of Ordinary Shares available under the Option Plan from 2,600,000 to 4,100,000 Ordinary Shares. In November 1998, the Board of Directors authorized a further increase to the number of Ordinary Shares available under the Option Plan from 4,100,000 Ordinary Shares to 6,600,000 Ordinary Shares, subject to shareholder approval. The purpose of the Option Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. The Option Plan is administered by a committee appointed by the Board and expires ten years after the date of its adoption.

     The Ordinary Shares acquired upon exercise of an option and the restricted shares that may be granted under the Option Plan will be subject to certain restrictions on transfer, sale or hypothecation. Options will be exercisable and restrictions on disposition of shares will lapse pursuant to the term of the individual agreements under which such options were granted or shares issued.

     In January 1998, the Company granted options to purchase 1,651,000 Ordinary Shares to employees under the Company's 1998 Stock Option and Incentive Plan (the "Plan") at an exercise price of $1.92 per share, with vesting over four years and a term of 10 years. Compensation expense was not recorded for these stock options as they were granted at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant.

     In June 1998, following the Company's initial public offering, the Company issued additional options under the Plan, granting options to purchase 855,400 shares with the same exercise price, expiration date and vesting dates as the options granted in January 1998. The Company recorded unearned compensation expense totaling $10.3 million as a separate component of shareholders' equity for the difference between the fair market value per share at the date of grant and the exercise price of $1.92. Additional paid in capital was increased by the same amount. The unearned compensation expense will be amortized ratably over the vesting period of 3.5 years.

     In September 1998, under the Plan, options to purchase 1,000,000 shares were granted at an exercise price of $8.75 per share, the market price of the Ordinary Shares on the grant date, with vesting over four and eight years and a term of 10 years.

     Of the options referred to above, options to purchase an aggregate 448,000 Ordinary Shares at an average price of $8.20 per share were granted to six executive officers and directors, with vesting over three to eight year terms.

ITEM 13.      INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Employee Trust Agreement. In September 1997, the Company contributed $25.8 million to the Trust in recognition of past services rendered to the Company. The beneficiaries are primarily software and information technology specialists who have played an important role in the Company's success. The Trust will distribute on certain dates within the next five years cash amounts to those beneficiaries employed by the Company on such dates. The amounts to be distributed to the beneficiaries employed by the Company on the relevant dates will include any appreciation in the value of the Trust's assets and are dependent upon certain conditions, such as the amount of cash available and the Trust's ability to realize the value of the assets it holds. Termination of a beneficiary's employment with the Company will not affect entitlement to a beneficiary's minimum interest in the Trust which was fixed at the time of the Company's contribution to the Trust, and any terminated employee will receive such interest in September 2007. In September 1997, the Trust used the contribution from the Company and other resources to purchase from the Company 5,720,000 Ordinary Shares for an aggregate consideration of approximately $31.6 million. The Trust is required to liquidate any investments held in respect of any beneficiary and distribute only a cash payment.

     Investment Agreements. In September 1997, the Company and the WCAS Investors entered into a Share Subscription Agreement pursuant to which the WCAS Investors acquired from the Company on September 22, 1997 $3.27 million in principal amount of the Company's junior promissory notes and shares representing 8.7% of the then outstanding equity of the Company for $61.2 million. On such date, the Company and the WCAS Investors also entered into a Conditional Investment Agreement, pursuant to which the WCAS Investors agreed, subject to the satisfaction of certain revenue and cash flow targets through November 30, 1997, to acquire additional shares of the Company which, when added to the shares acquired pursuant to the Share Subscription Agreement, would constitute 35.0% of the Company's outstanding equity as of September 22, 1997. Concurrently with the signing of the Conditional Investment Agreement, a subsidiary of the Company, ESM, entered into a Note Purchase Agreement with WCAS Capital Partners III, L.P., an investment partnership affiliated with WCAS, and certain other investors, providing for the issuance of up to $125 million principal amount of 10% subordinated notes of ESM, subject to the satisfaction of the same financial targets set forth in the Conditional Investment Agreement. In January 1998, with such financial targets having been met, ESM sold $123.5 million principal amount of subordinated notes under the Note Purchase Agreement for a purchase price equal to their principal amount. On March 30, 1998, the Company completed the transactions contemplated by the Conditional Investment Agreement by issuing and selling to the WCAS Investors an aggregate 51,507,716 Ordinary Shares for $95.83 million in cash and the surrender of the $3.27 million principal amount of junior promissory notes issued by the Company in September 1997.

     Certain entities in which certain directors and executive officers of the Company and its subsidiaries have a beneficial interest participated in the investments made pursuant to the Share Subscription Agreement and the Conditional Investment Agreement and acquired beneficial ownership of an aggregate 2,078,336 Ordinary Shares for a total investment of $4.0 million.

     The proceeds of the equity and subordinated debt investments made under the Share Subscription Agreement, the Conditional Investment Agreement and the Note Purchase Agreement were used, together with the proceeds of a senior bank debt financing and internally generated funds, (i) to acquire for $40.0 million certain intellectual property rights from operating subsidiaries of SBC and (ii) to fund an internal corporate reorganization. Following the reorganization, $478.7 million in dividends were paid to the Company's shareholders, including an aggregate $39.9 million to the WCAS Investors.

     In September 1997, the WCAS Investors also granted a call option on certain Ordinary Shares acquired under the Share Subscription Agreement and the Conditional Investment Agreement to the then existing shareholders of the Company, AIL, SBCI, certain entities in which executive officers of the Company have a beneficial interest and the Trust. The call option may be exercised, without the payment of any consideration to the WCAS Investors, if certain revenue and cash flow targets are met in fiscal 1998 and fiscal 1999. The targets in fiscal year 1998 have been satisfied in full. If such targets are met in full, the number of Ordinary Shares held by the WCAS Investors as a result of their net $120.4 million investment in the Company will be reduced from 62,580,024 to 47,381,984 Ordinary Shares.

     Shareholders Agreement. In connection with the Share Subscription Agreement and Conditional Investment Agreement, SBCI, WCAS (on behalf of the WCAS Investors), AIL (together with SBCI and the WCAS Investors, the "Significant Shareholders") and the Company, entered into a shareholders agreement, pursuant to which the Significant Shareholders have certain rights to have their shares registered for sale to the public under the Securities Act of 1933, as amended.

     Relationship with SBC. Until September 1997, SBC and certain of its operating subsidiaries had certain ownership and marketing rights with respect to certain of the Company's software products that were developed and owned jointly by the Company and such SBC subsidiaries.

     On September 22, 1997, the Company entered into a series of agreements with certain SBC subsidiaries regarding the transfer of such ownership and marketing rights to the Company. Pursuant to such agreements:

              (a) Southwestern Bell Yellow Pages, Inc. transferred to the Company all right, title and interest it held in certain modules of the Company's directory publishing system, in consideration for $2.0 million in cash and a royalty-free, perpetual, irrevocable right to use such modules.

              (b) Southwestern Bell Communication Services, Inc. ("SBCS") granted the Company the ownership interest and the right to license certain long distance systems under development and previously held by SBCS, in consideration for $10.4 million in cash and a royalty-free, perpetual, irrevocable right to use such systems.

              (c) Southwestern Bell Mobile Systems transferred to the Company, in consideration for $15.6 million in cash and a royalty-free, perpetual, irrevocable right to use the system, any and all right, title and interest it had in a mobile system which the Company developed as part of its customer care and billing systems.

              (d) Southwestern Bell Telephone Company ("SWBT") granted the Company an exclusive, royalty-free, irrevocable, perpetual and worldwide right to copy, distribute and sell licenses, display, present, modify, disseminate, reverse engineer and create derivatives on certain of the Company's "Billing Products" developed by the Company and SWBT, in consideration for the prepayment of royalties of $12.0 million in cash.

     SBC and certain of its operating subsidiaries are also significant customers of the Company. During fiscal 1996, fiscal 1997 and fiscal 1998, SBC and such subsidiaries accounted for approximately 38.0%, 34.5% and 20.9%, respectively, of the Company's revenue in such years.

     The 1995 Reorganization. Prior to 1995, the Company and its operating subsidiaries were operated as a group of companies owned by common shareholders. In 1995, the companies underwent a reorganization (the "1995 Reorganization"), as a result of which Amdocs Limited became the holding company for all the affiliated companies. Subsequent to such reorganization, the Company issued shares for an aggregate $16.6 million to certain entities in which certain officers, including one who is a director, of the Company have a beneficial interest. In connection with the 1995 Reorganization, such entities entered into shareholders agreements with SBCI and AIL (the "1995 Shareholders Agreements") in March and September of 1995. Pursuant to the 1995 Shareholders Agreements, the parties thereto have, subject to the occurrence of certain events, call and put rights with respect to the shares issued in connection with the 1995 Reorganization, which may be exercised at a price less than the original purchase price. These rights expire ratably over time and fully expire in 1999, in the case of one such entity, and 2002, in all other cases. The exercise of such rights will not affect the number of outstanding Ordinary Shares.

     Other Relationships. Since fiscal 1997, the Company has provided a CC&B System and related customization and implementation services to GoldenLines Limited, a provider of international telephone service for calls to and from Israel. SBC and a certain beneficial owner of AIL have a significant beneficial interest in GoldenLines.

     SBC and a beneficial owner of AIL also are the owners of a company that leases certain office facilities and provide certain miscellaneous support services to the Company in Israel.

                                    PART II

ITEM 14.      DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15.      DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 16.      CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
              SECURITIES

     Item 2 of Part II of the Company's Form 6-K for the quarter ending June 30, 1998 is hereby incorporated by reference.

                                    PART IV

ITEM 17.      FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.      FINANCIAL STATEMENTS

     See item 19.

ITEM 19.      FINANCIAL STATEMENTS AND EXHIBITS

Item 19A      Financial Statements

1.   Report of Independent Auditors

2.   Consolidated Balance Sheets as of September 30, 1998 and 1997

3. Consolidated Statements of Operations for the years ended September 30, 1998, 1997 and 1996

4. Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the years ended September 30, 1998, 1997 and 1996

5. Consolidated Statements of Cash Flows for the years ended September 30, 1998, 1997 and 1996

6.   Notes to Consolidated Financial Statements

Item 19B      Exhibits

21.1 Subsidiaries of Amdocs Limited

23.1 Consent of Ernst & Young LLP

99.1 Amdocs Limited Press Release dated November 11, 1998

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      Amdocs Limited


                                                  /s/ Thomas G. O'Brien
                                                  ------------------------------
Date: January 15, 1999                            Thomas G. O'Brien
                                                  Treasurer and Secretary
                                                  Authorized U.S. Representative

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Audited Consolidated Financial Statements

         Report of Independent Auditors                                         F-1

         Consolidated Balance Sheets as of September 30, 1998 and 1997          F-2

         Consolidated Statements of Operations for the years ended
         September 30, 1998, 1997 and 1996                                      F-4

         Consolidated Statements of Changes in Shareholders' Equity (Deficit)
         for the years ended September 30, 1998, 1997 and 1996                  F-6

         Consolidated Statements of Cash Flows for the years ended
         September 30, 1998, 1997 and 1996                                      F-7

         Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS

AMDOCS LIMITED

     We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 1998 and 1997, and the related statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP




St. Louis, Missouri
November 8, 1998

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

                                                                         As of September 30,
                                                                       -----------------------
                                                                         1998          1997
                                                                       ---------     ---------
ASSETS

Current Assets:
     Cash and cash equivalents                                         $  25,389     $  53,732
     Accounts receivable, including unbilled of
         $10,331 in 1998 and $2,031 in 1997                               79,723        48,565
     Accounts receivable from related parties,
         including unbilled of $537 in 1998
         and $0 in 1997                                                   10,235        15,393
     Deferred income taxes                                                14,534        12,532
     Prepaid expenses and other current assets                            11,991         6,161
                                                                       ---------     ---------
         Total current assets                                            141,872       136,383

Equipment, vehicles and leasehold
  improvements, net                                                       46,404        28,287
Deferred income taxes                                                      7,773         4,587
Intellectual property rights                                              23,362        25,982
Other noncurrent assets                                                   20,555        25,343
                                                                       ---------     ---------
                                                                       $ 239,966     $ 220,582
                                                                       =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities:

     Accounts payable and accrued expenses                             $  47,599     $  30,543
     Accrued personnel costs                                              29,948        23,098
     Short-term financing arrangements                                    91,565         1,998
     Unearned revenue                                                     29,241        17,440
     Notes payable to related parties                                         --         3,268
     Short-term portion of capital lease
         obligations                                                       2,952         1,954
     Forward exchange contracts                                            2,926            --
     Income taxes payable and deferred
         income taxes                                                     21,919        20,151
                                                                       ---------     ---------
         Total current liabilities                                       226,150        98,452

Long-term forward exchange contracts                                       2,222            --
Long-term portion of capital lease obligations                             9,215         7,370
Other noncurrent liabilities                                              24,268        20,507

Shareholders' equity (deficit):
     Preferred Shares - Authorized 25,000 shares;
     pound sterling 0.01 par value;  0 shares issued and outstanding           --            --
Ordinary Shares - Authorized 550,000 shares;
     pound sterling 0.01 par value;
     196,800 and 124,708 outstanding, respectively

     (1998 - 30,235 Non Voting Ordinary Shares and
     166,565 Voting Ordinary Shares)                                       3,149         1,996
Additional paid-in capital                                               447,503       105,779
Unrealized loss on derivative instruments                                 (1,495)           --
Unearned compensation                                                     (8,947)           --
Accumulated deficit                                                     (462,099)      (13,522)
         Total shareholders' equity (deficit)                            (21,889)       94,253
                                                                       ---------     ---------
                                                                       $ 239,966     $ 220,582
                                                                       =========     =========


See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

                                                     Year ended September 30,
                                                 --------------------------------
                                                   1998        1997        1996
                                                 --------    --------    --------
Revenue:

      License (*)                                $ 42,891    $ 25,995    $ 16,298
      Service (*)                                 360,876     264,107     195,422
                                                 --------    --------    --------
                                                  403,767     290,102     211,720
                                                 --------    --------    --------
Operating expenses:

      Cost of license (*)                          10,732       3,711       4,011
      Cost of service (*)                         231,360     173,704     129,177
      Research and development                     25,612      17,386      14,695
      Selling, general and administrative (*)      51,168      40,769      28,347
      Nonrecurring charges (*)                         --      27,563          --
                                                 --------    --------    --------
                                                  318,872     263,133     176,230
                                                 --------    --------    --------
Operating income                                   84,895      26,969      35,490
Other expense, net (*)                             24,126       3,266         476
                                                 --------    --------    --------
Income before income taxes and
      cumulative effect                            60,769      23,703      35,014
Income taxes                                       30,385      17,827      10,506
                                                 --------    --------    --------
Income before cumulative effect                    30,384       5,876      24,508
Cumulative effect of change in
      accounting principle, net of $277 tax           277          --          --
                                                 --------    --------    --------
Net income                                       $ 30,107    $  5,876    $ 24,508
                                                 ========    ========    ========


Basic earnings per share
      Income before cumulative effect            $   0.19    $   0.05    $   0.23
      Cumulative effect of a change in
      accounting principle (less than $0.01)           --          --          --
                                                 --------    --------    --------
      Net income                                 $   0.19    $   0.05    $   0.23
                                                 ========    ========    ========

Diluted earnings per share
      Income before cumulative effect            $   0.19    $   0.05    $   0.22
      Cumulative effect of a change in
      accounting principle (less than $0.01)           --          --          --
                                                 --------    --------    --------
      Net income                                 $   0.19    $   0.05    $   0.22
                                                 ========    ========    ========


(*) Includes the following income (expense) resulting from transactions with related parties for the year ended

     September 30, 1998, 1997 and 1996, respectively: License revenue - $2,300, $0, and $2,000; service revenue - $82,100, $100,500 and $76,500; cost of license - $0, $(3,382) and $(4,011); cost of service - $(2,325), $(2,523)
     and $(1,966); selling, general and administrative - $(510), $(377) and $(294); other expense, net - $(6,268), $0 and $0 (Note 3); nonrecurring charges - $0, $(1,800) and $0 (Note 3).

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT) (in thousands, except per share data)

                                                                          Unrealized                       Retained          Total
                                           Ordinary Shares   Additional      loss on                       Earnings  Shareholders'
                                          -----------------     Paid-in   derivative       Unearned    (Accumulated         Equity
                                           Shares    Amount     Capital  instruments   Compensation        Deficit)      (Deficit)
                                          -------   -------  ----------  -----------   ------------   ------------   -------------
Balance at September 30, 1995             107,934   $ 1,727  $   14,348  $        --   $         --   $     13,354   $      29,429
Conversion to Voting Shares                   (18)       --          --           --             --             --              --
Net income                                     --        --          --           --             --         24,508          24,508
Dividends declared, $0.35 per share            --        --          --           --             --        (37,949)        (37,949)
                                          -------   -------  ----------  -----------   ------------   ------------   -------------
Balance at September 30, 1996             107,916     1,727      14,348           --             --            (87)         15,988
Net income                                     --        --          --           --             --          5,876           5,876
Dividends declared, $0.18 per share            --        --          --           --             --        (19,311)        (19,311)
Issuance of Ordinary Shares, net           16,792       269      91,431           --             --             --          91,700
                                          -------   -------  ----------  -----------   ------------   ------------   -------------
Balance at September 30, 1997             124,708     1,996     105,779           --             --        (13,522)         94,253
Net income                                     --        --          --           --             --         30,107          30,107
Unrealized loss on derivative
 instruments, net of $640 tax                  --        --          --       (1,495)            --             --          (1,495)
Dividends declared, $3.76 per share            --        --          --           --             --       (478,684)       (478,684)
Issuance of Ordinary Shares, net           54,092       865      97,583           --             --             --          98,448
Initial public offering of
 Ordinary Shares, net                      18,000       288     233,902           --             --             --         234,190
Stock options granted to employees,
 net of forfeitures                            --        --      10,239           --        (10,239)            --              --
Amortization of unearned compensation          --        --          --           --          1,292             --           1,292
                                          -------   -------  ----------  -----------   ------------   ------------   -------------
Balance at September 30, 1998             196,800   $ 3,149  $  447,503  $    (1,495)  $     (8,947)  $   (462,099)  $     (21,889)
                                          =======   =======  ==========  ===========   ============   ============   =============

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                           Year ended September 30,
                                                         ----------------------------------------------------------
                                                            1998                      1997                   1996
                                                         ---------                 ---------              ---------
Cash Flow From Operating Activities:
Net Income                                               $  30,107                 $   5,876              $  24,508
Reconciliation of net income to
 net cash provided by operating
 activities:
  Depreciation                                              12,611                     8,066                  5,223
  Amortization                                              16,485                       328                     --
  Loss on sale of equipment                                    149                       137                     11
  Deferred income taxes                                     (1,991)                  (11,868)                 4,861
  Write-off of purchased
    computer software                                           --                     1,800                     --
Net changes in operating assets
 and liabilities:
  Accounts receivable                                      (26,000)                  (19,357)                (8,211)
  Prepaid expenses and other current assets                 (5,244)                    1,258                   (681)
  Other noncurrent assets                                   (3,324)                   (3,958)                (3,181)
  Accounts payable and accrued expenses                     23,906                    20,971                 (1,896)
  Forward exchange contracts                                 5,148                        --                     --
  Unearned revenue                                          11,800                     6,730                  5,697
  Income taxes payable                                      (1,429)                   11,225                  3,979
  Other noncurrent liabilities                               5,760                     4,843                  3,598
  Unrealized loss on derivative instruments                 (1,495)                       --                     --
                                                         ---------                 ---------              ---------
                                                             9,122                    21,712                   (695)
                                                         ---------                 ---------              ---------
Net cash provided by operating activities                   66,483                    26,051                 33,908

Cash Flow from Investing Activities:
Proceeds from sale of equipment, vehicles and
   leasehold improvements                                      889                       959                    253
Payments for purchase of equipment, vehicles
   and leasehold improvements                              (26,566)                  (10,213)                (5,526)
Purchase of computer software and intellectual
   property rights                                              --                   (40,000)                    --
                                                         ---------                 ---------              ---------
Net cash used in investing activities                      (25,677)                  (49,254)                (5,273)
Cash Flow from Financing Activities:
Dividends paid                                            (478,684)                  (18,000)               (40,013)
Net proceeds from issuance of Ordinary Shares              330,638                    91,700                     --
Payments under short-term finance arrangements            (269,946)                 (155,190)              (130,358)
Borrowings under short-term finance arrangements           358,862                   140,360                137,872
Net proceeds from issuance of long term debt               364,127                        --                     --
Principal payments on long term debt                      (368,521)                       --                     --
Principal payments on capital lease obligations             (2,357)                   (1,286)                  (267)
Proceeds from (payments on) issuance of notes payable       (3,268)                    3,268                     --
                                                         ---------                 ---------              ---------
Net cash provided by (used in) financing activities        (69,149)                   60,852                (32,766)
                                                         ---------                 ---------              ---------
Net increase (decrease) in cash and cash equivalents       (28,343)                   37,649                 (4,131)
Cash and cash equivalents at beginning of year              53,732                    16,083                 20,214
                                                         ---------                 ---------              ---------
Cash and cash equivalents at end of year                 $  25,389                 $  53,732              $  16,083
                                                         =========                 =========              =========


See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


                                                                      Year ended September 30,
                                                            --------------------------------------------
                                                              1998               1997              1996
                                                            -------            -------            ------
Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
  Income taxes, net of refunds                              $32,472            $18,352            $1,475
  Interest                                                   25,150              1,036             1,199

Non Cash Investing and Financing Activities

         Capital lease obligations of $5,200, $8,516 and $2,361 were incurred during the years ended September 30, 1998, 1997 and 1996 respectively, when the Company entered into lease agreements for vehicles.

         The Company declared a dividend to its shareholders as of June 30, 1997 of certain assets, consisting principally of the net assets and liabilities of a dormant entity, totaling approximately $1,311. The estimated value of the net assets distributed, based on internally prepared estimates, approximates the net book value at the date of distribution. The dividend is aggregated in the Statement of Changes in Shareholders' Equity (Deficit) with cash dividends paid of $18,000.






See accompanying notes

                                                                  AMDOCS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (in thousands, except per share data)

          SEPTEMBER 30, 1998


NOTE 1    NATURE OF ENTITY

          Amdocs Limited (the "Company") is a leading provider of product-driven information system solutions to the telecommunications industry. The Company and its subsidiaries operate in one business segment, providing computer systems integration and related services for the telecommunications industry. The Company designs, develops, markets, and supports computer software products and related services to telecommunications companies throughout the world.

          The Company is a Guernsey corporation, which holds directly or indirectly several wholly owned subsidiaries in the United States, Europe, Canada, Israel, Japan, Cyprus and Australia. The Company's customers are mainly in the North America, Europe, South America, Australia, and the Asia-Pacific region. The Company derives approximately 55 percent of its revenue from outside the United States. The majority of the Company's production facilities are located in the State of Israel. Additional development and support centers are located in the U.S., Brazil and Cyprus.


NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


          BASIS OF PRESENTATION

          The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S.


          CONSOLIDATION

          The financial statements include the accounts of the Company and all its subsidiaries, which are wholly owned. All significant intercompany transactions and balances have been eliminated in consolidation.


          FUNCTIONAL CURRENCY

          The U.S. dollar is the functional currency for the Company and its subsidiaries, as the U.S. dollar is the predominant currency of the Company's revenue.

                     (in thousands, except per share data)

          CASH AND CASH EQUIVALENTS

          Cash and cash equivalents consist of cash and short-term investments with insignificant interest rate risk and original maturities of 90 days or less.


          EQUIPMENT AND LEASEHOLD IMPROVEMENTS

          Computers, office furniture and equipment, vehicles and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which ranges from two to twelve years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether the events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

          RESEARCH AND DEVELOPMENT AND COMPUTER SOFTWARE

          Research and development expenditures consist of costs incurred during the development of new software modules and product offerings, usually in conjunction with a customer project. Such costs are charged to operations as incurred. Certain computer software costs are capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," which requires capitalization of software development costs subsequent to the establishment of technological feasibility.

          Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

          Purchased computer software, which is reported at the lower of amortized cost or net realizable value, is amortized over its estimated useful life of three years based on the ratio of the current gross revenue for each product to the total current and anticipated future gross revenue for each product. This accounting policy results in amortization of purchased computer software on a basis faster than the straight-line method.

          Periodically, the Company considers whether there are indicators of impairment that would require the evaluation of the net realizable value of the capitalized computer software in comparison to its carrying value.

          In September 1997 the Company acquired certain intellectual properties rights. These rights are

                      (in thousands except per share data)

          amortized over their estimated useful life of 10 years, on a straight line basis.

          Accumulated amortization of intellectual properties rights and computer software is $11,060 and $328 at September 30, 1998 and 1997.


          STOCK SPLIT

          In September 1997 and May 1998, the Board of Directors of the Company authorized stock splits effected as dividends of Ordinary Shares. All references in the consolidated financial statements referring to shares, per share amounts, and contingently issuable shares have been adjusted retroactively for the stock splits.


          INCOME TAXES

          The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect (under applicable law at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized.

          Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting, and also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to their parents.

          REVENUE RECOGNITION

          The Company's software products require significant customization and therefore the development projects are recognized as long term contracts in conformity with Accounting Research Bulletin (ARB) No. 45 "Long Term Construction Type Contracts" and Statement of Position
          (SOP) 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts" and SOP 97-2 "Software Revenue Recognition". License revenue is recognized as work is performed, using percentage of completion accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and support services, is recognized as work is performed, under the percentage of completion method. Revenue related to ongoing support is recognized as work is performed. Revenue from third party hardware and software sales is recognized when products are delivered. Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less. As a result of its percentage of completion accounting policies,

                      (in thousands except per share data)

          the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

          Losses are recognized on contracts in the period in which the liability is identified. Unearned revenue represents advance billings to customers for services and third-party products and generally is recognized within one year of receipt.

          Included in service revenue are sales of third-party products totaling $27,016 in 1996. Revenue from sales of such products in 1998 and 1997 are less than 10 percent of total revenue and are expected to continue to be below 10 percent in the future. Such products include third-party computer hardware and computer software products.


          COST OF LICENSE AND COST OF SERVICE

          Cost of license and service consists of all costs associated with providing services to customers, including warranty expense. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes amortization of purchased computer software and intellectual property rights and, in 1997 and 1996 royalty expense.

          Included in cost of service are costs of third-party products associated with reselling third-party computer hardware and computer software products to customers. In 1996, such costs totaled $22,124. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.


          NONRECURRING CHARGES

          Amounts reflected as nonrecurring charges in the consolidated statements of operations of the year ended September 30, 1997 represent two items: (a) the payment of a one-time special bonus of $25,763 paid to a trust for the benefit of certain officers and employees related to past services and (b) a write-off of $1,800 in connection with the acquisition of certain software rights related to in-process research and development.


          MODIFICATION OF ACCOUNTING FOR INTELLECTUAL PROPERTY RIGHTS

          In 1998, the Company revised its accounting for certain intellectual property rights acquired in 1997. The cost of such rights, $26,200, was previously reported as a nonrecurring charge in 1997. Effective September 30, 1997, the rights were capitalized and are amortized over their estimated useful life of 10 years.


          STOCK-BASED COMPENSATION

                      (in thousands except per share data)

          The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. See Note 14 for pro forma disclosures required in accordance with Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") of the Financial Accounting Standards Board.

          FAIR VALUE OF FINANCIAL INSTRUMENTS

          The financial instruments of the Company consist mainly of cash and cash equivalents, accounts receivable, short-term financing arrangements, forward exchange contracts, and lease obligations. In view of their nature, the fair value of the financial instruments included in the accounts of the Company does not significantly vary from their carrying amount.


          CONCENTRATION OF CREDIT RISK

          Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated deposits with major U.S. and U.K. banks. The Company does not expect any credit losses in respect of these items. The Company's revenue is generated primarily in North America, Europe, Australia, Brazil and the Asia-Pacific region, and most of its customers are among the largest telecommunications and directory publishing companies in the world (or owned by them). The Company performs ongoing analysis of its customer base and generally does not require collateral.


          RECLASSIFICATIONS

          Certain amounts in the 1997 and 1996 financial information have been reclassified to conform to the current year presentation.


          ADOPTION OF NEW ACCOUNTING STANDARDS

          In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share" which was adopted on December 31, 1997. SFAS No. 128 replaced previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude the dilutive effects of options, warrants and

                      (in thousands except per share data)

          convertible securities. Diluted earnings per share are very similar to previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary restated to conform to the SFAS No. 128 requirements.

          In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which was adopted on October 1, 1997. This new Statement establishes standards for reporting and displaying comprehensive income exclusive of net income and its components in a company's financial statements. At the present time, the only component of comprehensive income which must be included in the Company's financial statements is unrealized gains and losses on derivative instruments designated as cash flow hedges.

          ln June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which was adopted on December 31, 1997. SFAS No. 131 requires companies to provide financial and descriptive information about their operating segments. All operating segment information for all periods has been presented.

          In October 1997, the AICPA issued SOP 97-2, "Software Revenue Recognition," which updates the requirements of revenue recognition effective for transactions that the Company has entered into beginning January 1, 1998. The adoption of SOP 97-2 did not have a material impact on the Company's financial position or results of operations.

          In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company adopted the new Statement effective July 1, 1998. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

          In March 1998, the AICPA issued SOP 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal-Use". The provisions of the SOP must be applied in financial statements for fiscal years beginning after December 15, 1998. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. The company currently expenses such costs as incurred. The Company has not yet assessed what the impact of the SOP will be on the Company's future earnings or financial position.


          USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's most

                      (in thousands except per share data)

          significant estimates are related to contract accounting estimates used to recognize revenue under percentage of completion contracts. Actual results could differ from those estimates.


NOTE 3    RELATED-PARTY TRANSACTIONS

          The Company licenses software and provides computer systems integration and related services to several affiliates of a significant shareholder of the Company (the "affiliates"). Revenue from the affiliates totaled approximately $84,400, $100,500 and $78,500 in 1998, 1997 and 1996, respectively. Through September 1997 the Company also paid royalties to the affiliates for the licensing of computer software. Royalty expense totaled approximately $3,400 and $4,000 in 1997 and 1996, respectively. Amounts due to the affiliates related to these royalties were $0 and $436 at September 30, 1998 and 1997, respectively, and were included in accounts payable and accrued expenses.

          On September 22, 1997, the Company purchased certain computer software and intellectual property rights from the affiliates for an aggregate amount of $40,000. As a result, the Company no longer pays royalties to the affiliates related to the purchased computer software. In process research and development, related to this transaction resulted in a nonrecurring charge of $1,800. The remainder has been capitalized as computer software and intellectual property rights.

          On September 22, 1997, the Company issued junior subordinated notes payable in the aggregate amount of $3,268 to certain persons affiliated with the investors party to the Share Subscription Agreement referred to in Note 13. The notes bore an interest rate of
          5.75 percent per annum and were originally due September 22, 1998. The notes were paid in March 1998.

          In January 1998, the Company issued $123,500 in principal amount of 10 percent subordinated notes to affiliates of certain shareholders which were party to the Conditional Investment Agreement referred to in Note
          13. This amount was paid as described in Note 8.

          The Company leases office space in Israel on a month-to-month basis and purchases other miscellaneous support services from affiliates of certain shareholders. Amounts paid for rent and related maintenance and other miscellaneous support services were approximately $2,835, $2,900 and $2,260 for 1998, 1997 and 1996, respectively.


NOTE 4    COMPENSATING BALANCES

          The Company was required to maintain compensating cash balances of $574 at September 30, 1998 and 1997, relating to foreign currency contracts.


N0TE 5    EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS

          Components of equipment, vehicles and leasehold improvements, net are as follows:

                     (in thousands, except per share data)

                                                  1998       1997
                                                -------    -------
     Furniture and fixtures                     $ 6,852    $ 2,900
     Computer equipment                          37,534     24,688
     Vehicles furnished to employees             20,500     16,708
     Leasehold improvements                      12,353      3,481
                                                -------    -------
                                                 77,239     47,777
     Less accumulated depreciation               30,835     19,490
                                                -------    -------
                                                $46,404    $28,287
                                                =======    =======

          A subsidiary of the Company has entered into various leasing arrangements with a commercial bank of vehicles for periods of five years, carrying interest rates of LIBOR plus a varying interest rate of 0.7 percent to 1 percent (6.5 percent at September 30, 1998). The Company has accounted for these as capital leases. Capital lease payments, excluding interest, due over the next five years are as follows: $2,952 in 1999, $3,148 in 2000, $3,005 in 2001, $2,200 in
          2002 and $862 in 2003.


NOTE 6    OTHER NONCURRENT ASSETS

          Other noncurrent assets consist of the following:


                                                        1998              1997
                                                      -------------------------
Funded personnel benefit costs                        $13,622           $10,660
Computer software, net of amortization of
$8,222 in 1998, and $110 in 1997                        3,778            11,890
Other                                                   3,155             2,793
                                                      -------------------------
                                                      $20,555           $25,343
                                                      =========================



NOTE 7    INCOME TAXES

          The provision for income taxes consists of the following:

                              Year ended September 30,
                            ---------------------------
                              1998      1997     1996
                            ---------------------------
          Current           $32,376   $29,695   $ 5,645
          Deferred           (1,991)  (11,868)    4,861
                            ---------------------------
                            $30,385   $17,827   $10,506
                            ===========================

                      (in thousands except per share data)

              All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to their parent company.

                     (in thousands, except per share data)

Deferred income taxes are comprised of the following components:

                                                         1998         1997
                                                      ---------------------
DEFERRED ASSETS:                                      ---------------------
Unearned revenue                                      $  5,849     $  5,900
Accrued personnel costs                                  7,027        6,621
Computer software and intellectual property              1,735        3,339
Warranty and maintenance accruals                        2,184           --
Other                                                    5,512        1,259
                                                      ---------------------
Total deferred assets                                   22,307       17,119
                                                      ---------------------
DEFERRED LIABILITIES:
Anticipated withholdings on subsidiaries' earnings      (7,945)      (4,748)
                                                      ---------------------
Total deferred liabilities                              (7,945)      (4,748)
                                                      ---------------------
Net deferred assets                                   $ 14,362     $ 12,371
                                                      =====================


The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                              1998    1997    1996
                              ---------------------
Statutory Guernsey tax rate     20%     20%     20%
Guernsey tax-exempt status     (20)    (20)    (20)
Foreign taxes                   50*     75*     30
                              ---------------------
Effective income tax rate       50%     75%     30%
                              =====================

     * In 1998 and 1997 the Company incurred tax expense on the income of its operations in various countries and sustained a loss in a tax jurisdiction in which the Company is tax exempt, which resulted in no tax benefit to offset the expense incurred. As a result, the Company's effective income tax rate is significantly greater than the 1996 effective rate.

          The Company's Israeli subsidiary, which accounts for approximately 31 percent of the Company's income before income taxes, enjoys tax benefits from Approved Enterprise status, as established under Israeli law. The benefits from this status begin phasing out in 1999.

          During 1997, the Company settled claims from various taxing authorities resulting in an increase in taxes paid and deferred tax assets. Included in other income (expense), net for the year ended September 30, 1997 is approximately $3,000, representing interest on tax assessments relating to years prior to fiscal 1997.

                      (in thousands except per share data)

          The Company's assumption is that it is more likely than not that all the net deferred tax assets will be realized through future taxable earnings.


NOTE 8    SHORT-TERM FINANCING ARRANGEMENTS

          Pursuant to a July 1998 agreement (which is an amendment to the December 1997 agreement discussed below) with a syndicate of banks, the Company may borrow up to $100,000 under a revolving line of credit. This agreement expires in June 2001. The Company borrowed $66,000 under the line of credit to refinance a facility from a commercial bank, and to repay $46,000 of the subordinated debt to affiliates of the shareholders as described below. The revolving line of credit bears a variable interest rate (6.5 percent at September 30, 1998). The credit agreement has various covenants which limit the Company's ability to make investments, incur debt, pay dividends and dispose of property. The Company is also required to maintain certain financial ratios as defined in the agreement. Except for vehicles, substantially all of the Company's assets have been pledged as security under the terms of the agreement. At September 30, 1998, the outstanding balance under this credit facility was $59,000.

          Under a credit agreement with the First International Bank of Israel, the Company's subsidiary in the State of Israel may borrow up to $40,000 under a short term credit line. At September 30, 1998, the outstanding balance was $32,565. The short term credit line bears a variable interest rate (6.7 percent at September 30, 1998).

          In addition, the Company has short term revolving credit line totaling $7,000 from the FIBI BANK (UK) plc. As of September 30, 1998, the Company used approximately $4,500 of this revolving credit facility to support outstanding letters of credit.

          The Company's financing transactions for the year are described below:

          On September 22, 1997, the Company issued junior subordinated notes payable in the aggregate amount of $3,268 to certain entities affiliated with the investors party to the Share Subscription Agreement referred to in Note 13. The notes bore an interest rate of
          5.75 percent per annum, and were due September 22, 1998. The notes were paid in March 1998.

          In December 1997, certain direct and indirect subsidiaries entered into a credit agreement (the 1997 Credit Agreement) with several commercial banks, which provided for three separate term loans and a revolving credit facility. Term loans of $125,000 and $100,000 with variable interest rates and quarterly principal payments due through December 2002 and June 2004, respectively, and a $90,000 term loan with a variable interest rate and principal due in May 1998. In December 1997, the Company borrowed $315,000 under the term loans

                      (in thousands except per share data)

          and placed such proceeds in a cash collateral account maintained by one of the commercial banks subject to the 1997 Credit Agreement. The release of the cash held in the cash collateral account was subject to the occurrence of certain events, as defined. The events were met in January 1998, and the cash held in the cash collateral account was released to the Company.

          In March 1998, the Company received the proceeds of the additional equity investment discussed in Note 13 totaling approximately $99,000 and used the proceeds to repay the term loan maturing in May 1998 and the short-term notes payable to related parties.

          In January 1998, the Company borrowed $20,000 under the revolving credit portion of the 1997 Credit Agreement and used the proceeds to prepay certain of the term loans. Amounts borrowed under the revolving credit facility bore a variable interest rate and were due December 5, 2002. This amount was repaid in July 1998 with the proceeds of the Company's $100,000 revolving credit facility.

          The occurrence of certain qualifying events, as defined in the Conditional Investment Agreement as discussed in Note 13, also resulted in the issuance of unsecured long-term notes to affiliates of certain shareholders of the Company totaling $123,500, and a requirement for affiliates of certain shareholders to make an equity investment in the Company of approximately $99,000, subject to possible adjustment, as provided in the Conditional Investment Agreement. The long-term subordinated notes to affiliates carried an interest rate of 10 percent, payable quarterly with principal due September 2004. The proceeds of the long-term subordinated notes to affiliates were received in January 1998.

          On June 24, 1998 the Company used the proceeds from the initial public offering that was conducted on June 19, 1998 to repay $183,750 in outstanding term loans made in December 1997 and $49,000 out of the $123,500, 10 percent subordinated debt issued in January 1998.

          Subordinated debt to affiliates of the shareholders in the amount of $46,000 was repaid in July 1998 from the proceeds of the Company's revolving credit facility.

          Effective July 31, 1998, the Company extinguished the subordinated debt with cash flows from operations.

NOTE 9    OTHER NONCURRENT LIABILITIES

          Other noncurrent liabilities consist of the following:


                                               1998      1997
                                             -------   -------
Accrued personnel costs                      $24,268   $18,507
Ordinary Shares subscription deposit              --     2,000
                                             -------   -------
                                             $24,268   $20,507
                                             =======   =======

                      (in thousands except per share data)

NOTE 10   OTHER EXPENSE, NET

          Other expense, net consists of the following:

                                                   Year ended September 30,
                                             -----------------------------------
                                                1998         1997         1996
                                             -----------------------------------
Interest income                              $  3,445     $    873     $    964
Interest expense                              (24,947)        (981)      (1,291)
Interest expense related to settlement of
  tax claims                                       --       (3,000)          --
Other, net                                     (2,624)        (158)        (149)
                                             -----------------------------------
                                             $(24,126)    $ (3,266)    $   (476)
                                             ===================================

NOTE 11   COMMITMENTS

          The Company leases office space in various countries in which it does business under non-cancelable operating leases. Future minimum lease payments required for the five-year period beginning October 1, 1998 are as follows:

          FOR THE YEAR ENDED SEPTEMBER 30,
          --------------------------------
          1999                                                          $  9,700
          2000                                                            10,600
          2001                                                            10,300
          2002                                                             8,400
          2003                                                             7,400
                                                                        --------
                                                                        $ 46,400
                                                                        ========

          Rent expense was approximately $8,000, $5,400 and $4,900 for 1998, 1997 and 1996, respectively. The lease agreement related to the Company's principal facilities in Israel, for which the Company has provided a $2,000 guarantee, includes a purchase option.


NOTE 12   EMPLOYEE BENEFITS

          The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli subsidiary. The severance pay liability, which is included in other noncurrent liabilities, is

                     (in thousands, except per share data)


          partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Most of the deposits were funded by the Israeli subsidiary. Severance pay expenses were approximately $7,100, $5,500 and $4,200 for 1998, 1997 and 1996,
          respectively.

          The Company sponsors a defined contribution benefit plan covering substantially all employees in the U.S., U.K., and Canada. The plan provides for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's 1998, 1997 and 1996 plan contributions were not significant.


NOTE 13 CAPITAL TRANSACTIONS

         On June 19, 1998, the Company commenced an initial public offering of 18,000 Ordinary Shares at an offering price of $14 per share. Total net proceeds, after deduction of offering expenses and underwriting commissions, amounted to $234,190. The Company used these funds to repay interest and principal relating to $183,750 outstanding term loans made in December 1997 and $49,000 out of the $123,500 10 percent subordinated debt issued in January 1998.

         On July 17, 1998, pursuant to an over-allotment option granted by an existing shareholder of the Company to the underwriters involved with the Company's initial public offering, the underwriters elected to exercise their over-allotment option with respect to 1,344 nonvoting Ordinary Shares held by this shareholder. In accordance with the Company's Articles of Association, such nonvoting Ordinary Shares converted automatically into voting Ordinary Shares, upon their transfer.

         In May 1998, in contemplation of the Company's initial public offering, the Board of Directors took the following actions: (i) redeemed the outstanding Voting Shares at the par value thereof, (ii) amended the terms of the Ordinary Shares to create two classes: voting and non-voting; (iii) authorized 25,000 Preferred Shares, 500,000 Ordinary Shares and 50,000 non-voting Ordinary Shares; and (iv) declared a stock split of 52-for-1 for each Ordinary Share outstanding. The rights of the two classes of Ordinary Shares are identical except as to voting rights and all of the outstanding non-voting Ordinary Shares are held by a principal shareholder of the Company. All references to the number of shares and earnings per share have been restated to reflect the stock split and the redemption of Voting Shares has been given retroactive effect.

         In March 1998, the Company issued 51,508 Ordinary Shares according to the September 1997 Conditional Investment Agreement discussed below. Total proceeds (net of $2,600 fees) amounted to approximately $96,448.

                     (in thousands, except per share data)


         In January 1998, the Company's Board of Directors declared dividends of $478,684 which were paid at that time. The dividends were financed by the proceeds of the long term loans, long term notes of affiliates of certain shareholders, and surplus working capital.

         In January 1998, the Company issued 36 additional Voting Shares at par value which were redeemed in May 1998 as discussed above and issued the contingently issuable 2,584 Ordinary Shares which were paid in advance in the amount of $2,000 in the 1995 Stock Subscription Agreements.

         On September 22, 1997, the Company entered into a Share Subscription Agreement, under which 11,072 Ordinary Shares and 990 Voting Shares and $3,268 principal amount of junior promissory notes were issued to certain investors. Also, on September 22, 1997, the Company entered into a Conditional Investment Agreement whereby such investors were obligated to purchase 51,508 Ordinary Shares of the Company in the second quarter 1998 for approximately $99,000, if the Company achieved certain financial performance targets. In addition, the Company entered into a note purchase agreement with certain affiliates of the investors to issue, at its election, up to $125,000 of long-term notes, with interest at 10 percent and payable in 2004 subject to the same financial targets in the Conditional Investment Agreement. In addition, the ownership percentages between shareholders will change if the Company attains certain financial performance targets through September 30, 1999.

NOTE 14 STOCK OPTION AND INCENTIVE PLAN

         In January 1998, the Company adopted the Amdocs Limited 1998 Stock Option and Incentive Plan ("the Plan"). Under the provisions of the Plan, 4,100 Ordinary Shares are available to be granted to officers, directors, employees and consultants. Subsequent to year end, the Company increased the number of Ordinary Shares available to be granted to 6,600 Ordinary Shares. Under the Plan, in January 1998, 1,651 options were granted to purchase Ordinary Shares at an exercise price of $1.92 per share, with vesting over four years and a term of 10 years. No compensation expense is recorded for these stock options as they were granted at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant.

         On June 19, 1998, under the plan, the Company granted an additional
         855.4 options with the same exercise price, expiration date and vesting dates as the options granted in January 1998. The Company recorded unearned compensation expense totaling $10,333 as a separate component of shareholders' equity for the difference between the fair market value per share at the date of grant and the exercise price of $1.92. Additional Paid in Capital was increased by the same amount. The unearned compensation expense will be amortized ratably over the vesting period of 3.5 years.

                     (in thousands, except per share data)

         On June 19, 1998, options for 21 shares were granted to two non-employee directors at an exercise price equal to the market price of the Ordinary Shares on the grant date, with vesting over three years and a term of 10 years.

         On September 14, 1998, options for 1,000 shares were granted to employees at an exercise price of $8.75 which was equal to the market price of the Ordinary Shares on the grant date, with vesting over four and eight years and a term of 10 years.

         A summary of the Plan as of September 30, 1998, as well as changes during the year then ended, is presented below:


                                                       Weighted
                                        Number of       average
                                            Share      exercise
                                          options         price
                                          -------         -----
Outstanding as of beginning of year           ---      $    ---

Granted                                   3,527.4          3.93
Exercised                                     ---           ---
Forfeited                                    (7.8)         1.92
                                          -------
Outstanding as of end of year             3,519.6      $   3.93
                                          =======

The following table summarizes information about share options outstanding as of September 30, 1998:



                                                     Exercisable as of
  Outstanding as of September 30, 1998               September 30, 1998

                                Weighted
                                 average    Weighted                     Weighted
                               remaining     average                      average
Exercise           Number    contractual    exercise          Number     exercise
  prices      Outstanding           life       price     exercisable        price
  ------      -----------           ----       -----     -----------        -----
$  1.92           2,498.6           9.25    $  1.92              ---       $  ---

  14.00              21.0           9.75      14.00              5.3        14.00

   8.75           1,000.0             10       8.75              ---          ---


         The weighted average grant-date fair value of the 3,527.4 options granted during the year amounted to $6.12 per option. The Company utilized the Black-Scholes option pricing model to estimate fair value, utilizing the following assumptions for the year (all in weighted averages):


              Risk-free interest rate                                                          5.24%
              Expected life of options (in years)                                                7.1

                     (in thousands, except per share data)

              Expected annual volatility                                                       0.945
              Expected dividend yield                                                           None

         Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made in 1998 under such plans in accordance with SFAS No. 123, the Company's pro forma net income and earnings per share for the year ended September 30, 1998 would have been as follows:

              Pro forma net income                                                           $ 29,455
              Pro forma basic earnings per share                                                 0.19
              Pro forma diluted earnings per share                                               0.18

         All of the Company's stock options were granted during the year ended September 30, 1998. Accordingly, the impact of the stock options on pro forma net income and earnings per share does not reflect the annualized impact of such option grants.

NOTE 15 EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:


                                                   Year ended September 30,
                                                   ------------------------
                                             1998            1997            1996
                                             ----            ----            ----
Numerator:
Income before cumulative effect             $ 30,384        $  5,876        $ 24,508
                                            ========        ========        ========

Denominator:
  Denominator for basic earnings per share
    weighted average number of shares
     outstanding                             158,528         108,330         107,920

  Effect of dilutive contingently issuable
    shares                                       ---           2,585           2,585

  Effect of dilutive stock options granted       914             ---             ---
                                            --------        --------        --------

Denominator for dilutive earnings per
share -- adjusted weighted average shares
and assumed conversions                      159,442         110,915         110,505
                                            ========        ========        ========

Basic earnings per share                    $   0.19        $   0.05        $   0.23
                                            ========        ========        ========

                     (in thousands, except per share data)

Diluted earnings per share                  $   0.19        $   0.05        $   0.22
                                            ========        ========        ========


NOTE 16       SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

              GEOGRAPHIC INFORMATION

              The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.


                                             Year ended September 30,
                                             ------------------------
                                        1998           1997           1996
                                        ----           ----           ----
REVENUE
North America                         $210,867       $185,119       $142,921

Australia                               33,215         37,362         36,553
Europe                                 109,752         32,642         30,763

Other                                   49,933         34,979          1,483
                                      --------       --------       --------
Total                                 $403,767       $290,102       $211,720
                                      ========       ========       ========

LONG-LIVED ASSETS
Israel*                               $ 38,917       $ 26,779       $ 18,346

North America**                         30,441         39,771            ***

Other                                    7,378          2,402          1,794
                                      --------       --------       --------
                                      $ 76,736       $ 68,952       $ 20,140
                                      ========       ========       ========

*    Primarily computers and vehicles.

**   Primarily computer software and intellectual property rights.

***  Less than 10 percent of total long-lived assets.

REVENUE AND CUSTOMER INFORMATION

Customer care and billing systems (CC&B) include systems for wireless, wireline and multiple-service or convergent network operators and service providers. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic directories, such as Internet, kiosk and CD-ROM directories.

                     (in thousands, except per share data)


                        Year ended September 30,
                 -------------------------------------
                  1998           1997           1996
                --------       --------       --------
CC&B            $251,829       $166,335       $102,481
Directory        151,938        123,767        109,239
                --------       --------       --------
Total           $403,767       $290,102       $211,720
                ========       ========       ========

SALES TO SIGNIFICANT CUSTOMERS

The following table summarizes the percentage of sales to significant customers (when they exceed 10 percent of total revenue for the year).

                                                       Year Ended September 30,
                                                       ------------------------
                                                       1998      1997      1996
                                                       ----      ----      ----

Southwestern Bell Communications Services
Inc. and affiliates                                    21%       35%       38%
BellSouth Telecommunications, Inc., and
affiliates                                             16        *         *
Telstra Corporation Ltd.                                *        13        16
* less than 10 percent of total revenue

NOTE 17       SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                             Quarter ended
                         Sept 30,       June 30,       March 31,         Dec 31,
                         --------       --------       ---------         -------
1998
Revenue                  $116,704       $106,497        $ 94,008        $ 86,558
Operating income           26,104         22,821          19,125          16,845
Net income                 11,598          6,443           4,105           7,961
Basic earnings per
share                        0.06           0.04            0.03            0.06
Diluted earnings
per share                    0.06           0.04            0.03            0.06

                     (in thousands, except per share data)

                                             Quarter ended
                         Sept 30,       June 30,       March 31,         Dec 31,
                         --------       --------       ---------         -------
1997
Revenue                 $ 87,987        $ 77,089        $ 62,489        $ 62,537
Operating income
(loss)                   (10,586)         13,363          12,179          12,013
Net income (loss)        (18,307)          7,378           8,236           8,569
Basic earnings
(loss) per share           (0.17)           0.07            0.08            0.08
Diluted earnings
(loss) per share           (0.17)           0.07            0.07            0.08

The fiscal quarter ended September 30, 1997 includes nonrecurring charges of $27,563.

NOTE 18       FINANCIAL INSTRUMENTS

         Most of the Company's revenue and expenses are denominated in U.S. dollars. However, as the Company does business world-wide, the Company enters into various foreign exchange contracts in managing its foreign exchange risks. The derivative financial instruments are afforded hedge accounting treatment because they are effective in managing foreign exchange risks and are appropriately designated to the underlying exposures. The Company does not enter into derivative contracts for speculative purposes, not is it a party to any leveraged derivative instrument. Through its foreign currency hedging activities, the Company seeks to minimize the risk that fair value of the sales of products and services and cash flow required for the Company's expenses denominated in a currency different from the functional currency will be affected by changes in exchange rates. Cash flow hedges protect the Company from fluctuations in expenses expected to be incurred in subsidiaries that operate in non U.S. dollar-based environments. Fair value hedges protect cash flows generated by firm commitments from customers who purchase services in non U.S. dollar-based currencies.

         For its qualifying fair value hedges, the fair value of the derivative instrument and firm commitment are recorded as assets and liabilities on the balance sheet. The change in the fair value of the forward contract related to the ineffective portion of the hedging contracts is recorded in Other expense, net. For the year ended September 30, 1998, this amounted to an expense of $98.

         For its qualifying cash flow hedges, the fair value of the derivative instrument is recorded as an asset or liability on the balance sheet. The change in fair value of the derivative instrument related to the ineffective portion of the hedging contracts is recorded in Other expense, net. For the year ended September 30, 1998, this amounted to income of $300. The remaining change in fair value is reported in Other

                     (in thousands, except per share data)

         comprehensive income and will be recorded into earnings, as a component of the line item which contains the hedged item in the same period the forecasted transactions affect earnings. It is expected that $634 of net unrealized losses included in Other comprehensive income at September 30, 1998 will be recognized during the period ended September 30, 1999. At September 30, 1998 the maximum length of time over which the Company is hedging its exposure to the variability of future cash flows is 4 years.

         At September 30, 1998, the Company had forward exchange contracts to exchange various foreign currencies for U.S. dollars. The value of New Israeli shekels and Australian dollars to be purchased was $121,868 and the value of Great Britain pounds, Austrian shillings, Japanese yen, and Canadian dollars to be sold is $60,599. The fair value of forward derivatives as of September 30, 1998 is $(4,671).

                                  EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION

21.1                  Subsidiaries of Amdocs Limited

23.1                  Consent of Ernst & Young LLP

99.1                  Amdocs Limited Press Release dated November 11, 1998