Form 20-F
period 1999-09-30
AMDOCS LTD
filed 1999-12-07
CIK 1062579

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

              FOR THE TRANSITION PERIOD FROM ________ TO ________.

                         COMMISSION FILE NUMBER 1-14840

                                 AMDOCS LIMITED
        ---------------------------------------------------------------
    (Exact name of registrant as specified in its charter and translation of
                        Registrant's name into English)

                               ISLAND OF GUERNSEY
        ---------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                      TOWER HILL HOUSE LE BORDAGE GY1 3QT
              ST. PETER PORT, ISLAND OF GUERNSEY, CHANNEL ISLANDS

                                  AMDOCS, INC.
          1390 TIMBERLAKE MANOR PARKWAY, CHESTERFIELD, MISSOURI 63017
        ---------------------------------------------------------------
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the act.

      TITLE OF EACH CLASS              NAME OF EXCHANGE ON WHICH REGISTERED
      -------------------              ------------------------------------
Ordinary Shares, par value L0.01             New York Stock Exchange

     Securities registered or to be registered pursuant to section 12(g) of the act.

                                      NONE
        ---------------------------------------------------------------
                                (Title of class)

     Securities for which there is a reporting obligation pursuant to section 15(d) of the act.

                                      NONE
        ---------------------------------------------------------------
                                (Title of class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

Voting Ordinary Shares, par value L0.01                              174,589,951(1)
Nonvoting Ordinary Shares, par value L0.01                            24,210,073
(Title of class)                                              (Number of shares)

---------------
(1) Not including 6,600,000 ordinary shares available for grant under our stock option plan. As of September 30, 1999, options to purchase an aggregate of 6,237,000 ordinary shares had been granted and 363,000 ordinary shares remained available for future grants.

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

     Indicate by check mark which financial statement item the registrant has elected to follow.
                     Item 17 [ ]               Item 18 [X]

                                 AMDOCS LIMITED
                            ------------------------

                                   FORM 20-F

           ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999
                            ------------------------

                                     INDEX

                                     PART I
Item 1.   Description of Business.....................................      3
Item 2.   Description of Property.....................................     20
Item 3.   Legal Proceedings...........................................     20
Item 4.   Control of the Registrant...................................     20
Item 5.   Nature of Trading Market....................................     22
Item 6.   Exchange Controls and Other Limitations Affecting Security
          Holders -- Not applicable...................................     22
Item 7.   Taxation....................................................     22
Item 8.   Selected Financial Data.....................................     26
Item 9.   Management's Discussion and Analysis of Results of
          Operations and Financial Condition..........................     27
Item 9A.  Quantitative and Qualitative Disclosure about Market Risk...     35
Item 10.  Directors and Officers of Registrant........................     36
Item 11.  Compensation of Directors and Officers......................     40
Item 12.  Options to Purchase Securities from Registrant or
          Subsidiaries................................................     40
Item 13.  Interest of Management in Certain Transactions..............     41

                                    PART II
Item 14.  Description of Securities to be Registered -- Not
          applicable..................................................     43

                                    PART III
Item 15.  Defaults Upon Senior Securities -- Not applicable...........     43
Item 16.  Changes in Securities and Changes in Security for Registered
          Securities -- Not applicable................................     43

                                    PART IV
Item 17.  Financial Statements -- Not applicable......................     43
Item 18.  Financial Statements........................................     43
Item 19.  Financial Statements and Exhibits...........................     43
SIGNATURE
FINANCIAL STATEMENTS
EXHIBIT INDEX
21.1      Subsidiaries of Amdocs Limited
23.1      Consent of Ernst & Young LLP
99.1      Amdocs Limited Press Release dated November 9, 1999

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     Unless the context otherwise requires, all references in this annual report to "Amdocs," "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. References to "dollars" or $ are to United States dollars. Unless otherwise stated, all references to ordinary shares are to both voting and nonvoting ordinary shares.

GENERAL

     We are a holding company incorporated under the laws of the Island of Guernsey. Our global business, conducted through subsidiaries, is to provide information system solutions to major telecommunications companies in Europe, North America and the rest of the world.

     Our ordinary shares are publicly traded on the New York Stock Exchange under the symbol "DOX".

     In the United States, our main sales and development center is located in St. Louis, Missouri. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328.

OVERVIEW

     We are a leading provider of information system solutions to major telecommunications companies in Europe, North America and the rest of the world.

     Our Business Support Systems ("BSS") consist of families of customized software products and services designed to meet the mission-critical needs of specific telecommunications market sectors. We provide primarily Customer Care, Billing and Order Management Systems ("CC&B Systems") for network operators and service providers. Our systems support a wide range of telecommunications services including local, long distance, international, mobile, cable television, data, electronic commerce and Internet services. We support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of the process and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

     Since the inception of our business in 1982, we have concentrated on providing software products and services to major telecommunications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of leading telecommunications providers. Our customer base includes major telecommunications companies in North America (including all the regional Bell operating companies, Sprint and GTE), major foreign network operators and service providers (including Deutsche Telekom (Germany), Mannesmann Mobilfunk (Germany), Telstra (Australia) and Vodafone Group (United Kingdom)) and emerging market leaders.

     Our BSS products and related services are designed to manage and improve key aspects of the business operations of telecommunications companies, such as customer care, order management, call rating, invoice calculation, bill formatting, collections, fraud management and directory publishing services. The BSS products are tailored to address the unique needs of each telecommunications provider.

     Our products are designed to support a variety of service offerings, including wireline, wireless, data and convergent multi-service environments, in a network-independent manner.

INDUSTRY BACKGROUND

  Telecommunications Industry

     The global telecommunications industry is becoming increasingly more competitive due to deregulation and the development of new service technologies. Competition in the U.S. market began to increase in 1984 when AT&T was required to divest its local telephone operations and many new operators began to enter the long distance market. The Telecommunications Act of 1996 increased competition in the United States even further by allowing new and existing local (e.g., competitive local exchange carriers), long distance and cable companies to offer competing services. Many companies are beginning to compete by providing multiple or convergent services, offering combinations of local exchange, long distance, wireless, data and electronic commerce services. Deregulation is also creating opportunities for new ways of doing business, such as wholesaling and reselling telecommunications services. Internationally, privatization and deregulation are resulting in increased international competition and the emergence of newly authorized telecommunications network operators and service providers, especially in Europe, Latin America and the Asia-Pacific region. As markets are opened to competition, new competitors within these markets typically compete for market share with more established carriers, initially by providing access to service and then by providing competitive prices, by introducing new features and services and by being more responsive to customer needs. In parallel, the telecommunications industry is undergoing consolidation as companies seek to broaden their global reach and expand service offerings. In addition, global expansion by multinational companies and concurrent technological advances are opening markets in less developed countries to enhanced telecommunications services and competition.

     In recent years, there has also been an explosion of new communications technologies, including ATM, Internet Protocol (IP), xDSL, utilization of cable television infrastructure to provide rapid Internet, PCS, GPRS, WAP for wireless Internet, and intelligent networks. Additionally, the directory publishing industry, which is currently dominated by telecommunications companies that are owned by or affiliated with the public telecommunications carriers, is also experiencing significant changes due to the introduction of new technologies and distribution platforms, especially Internet directories.

  Information Systems

     As a result of these developments, many telecommunications companies are seeking a new generation of information systems to support their operations and to be more competitive. Many are looking to offer single-contact, single-invoice solutions with integrated pricing plans for a wide range of services ("one-stop shopping"). Traditional telecommunications information systems are generally not able to support multiple services or convergent systems efficiently. In addition, these legacy information systems generally utilize antiquated technology, are costly to maintain, and require significant time and effort to accommodate new products or features, such as pricing changes. In this dynamic environment, integrated, flexible and scalable information systems are increasingly a means of differentiating competitors.

     Many new and existing telecommunications companies do not have the financial or human resources or technological capability to internally develop efficient, flexible, cost-effective information systems on a timely basis. Moreover, as many telecommunications companies strive to become more consumer-oriented, they are concentrating their efforts and internal resources on marketing to consumers and expanding their service offerings, and many are turning to third-party vendors for their information systems which creates significant opportunities for us. Unlike us, however, many third-party vendors generally provide only generic software packages and maintenance services, while customization, implementation and other related and ongoing tasks are performed by a separate systems integration company.

THE AMDOCS SOLUTION

     We believe that our total solutions orientation, product-driven approach and commitment to and support of quality personnel permit us to offer effective solutions to our customers that are both highly innovative and reliable. We believe that our success derives from a combination of the following factors that differentiate us from most of our competitors.

          Total Solutions Orientation. We offer our customers total solutions that include BSS product-driven software tailored to the customer's specific requirements, implementation services, systems integration, maintenance, ongoing support and outsourcing. By providing services directly to the customer, rather than through intermediaries and system integrators, we are able to utilize effectively our intensive technical knowledge of our BSS products in the overall execution of the project, significantly reducing project risk. Our product-driven software solutions approach is distinctly different from the project-based strategy that has traditionally characterized many of the telecommunications information systems providers over the past twenty years. Our product-driven software solutions use our BSS products as the starting point for each project. This approach enhances our ability to provide our customers with timely, cost-effective, low-risk solutions at a consistent level of quality.

          Functional and Flexible BSS Products. Our BSS products are based on an open, multi-tier, client-server, rule-based architecture that provides the functionality, scalability, modularity and adaptability required by today's deregulated, highly competitive telecommunications industry. Through the flexibility of our BSS products, our customers are able to achieve significant time-to-market advantages and reduce their dependence on technical and other staff.

          Highly Skilled Personnel. We are able to offer our customers superior products and services on a worldwide basis in large part due to our highly qualified and trained technical, sales, marketing and managerial personnel. We invest significantly in the ongoing training of our personnel, in key areas such as industry knowledge, software technologies and management capabilities. Primarily based on the skills and knowledge of our employees, we believe that we have developed a reputation for the reliable delivery of quality solutions within agreed time frames and budgets. We have global recruitment capabilities and have development centers in Israel, the United States, Cyprus and Ireland.

BUSINESS STRATEGY

     Our goal is to provide advanced information technology software products and related customer service and support to the world's leading telecommunications companies. We seek to accomplish our goal by pursuing the strategies described below.

          - Continued Focus on the Telecommunications Industry. We intend to continue to concentrate our resources and efforts on providing strategic information systems to the growing number of telecommunications industry participants. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading telecommunications companies in the wireless, wireline and convergent service sectors.

          - Target Industry Leaders and Promising New Entrants. We intend to continue to direct our marketing efforts principally towards the major telecommunications companies and new entrants that are believed to have the potential to be market leaders. Our customer base includes major telecommunications companies in North America (including all the regional Bell operating companies, Sprint and GTE), major foreign network operators and service providers (including Deutsche Telekom (Germany), Mannesmann Mobilfunk (Germany), Telstra (Australia) and Vodafone Group (United Kingdom)) and emerging market leaders. We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the stability of our business. By targeting industry leaders and promising new entrants that require the most sophisticated information systems solutions, we believe that we are best able to ensure that we remain at the forefront of developments in the industry.

          - Deliver and Support Total Solutions. Our strategy is to use our BSS products as the basis for providing customers with total systems solutions. Using this product-driven solutions strategy, we strive to tailor our core software modules to the specific, individualized requirements of our customers. Working directly with the customer, our development personnel prepare the detailed functional specifications of the system required by the customer. In accordance with such specifications, system modules are then adapted or customized to meet the customer's specific business requirements. We believe that this approach minimizes risks and increases efficiencies by drawing on field-proven BSS products and techniques, and also helps to create for our customers significant time-to-market and other competitive advantages. By leveraging our specialized product knowledge, we believe that we can provide more effective system integration and implementation support services to our customers.

        - Maintain and Develop Long-Term Customer Relationships. We seek to maintain and develop long-term, mutually beneficial relationships with our customers. As a result of this strategy, we have been able to establish long-term working relationships with many of our customers. Of our current base of over 75 customers, 22 have been customers for five years or more. These relationships have generally involved additional product sales, as well as ongoing support, system enhancement and maintenance services. We believe that such relationships are facilitated in many cases by the mission-critical strategic nature of the systems provided by us and by the customer's reliance on our specialized skills and knowledge. In addition, our strategy is to solidify our existing customer relationships by means of long-term support and maintenance contracts.

        - Further Enhance Global Capabilities. We intend to continue to develop and enhance our global business strategy by targeting advanced telecommunications markets around the world. The worldwide demand for telecommunications services is increasing rapidly, due, in part, to the needs of many underserved national markets and, in part, to increased competition among established and new network operators and service providers in more mature markets. We believe we have developed the human and other resources required to conduct business on a global basis and we are well positioned to respond to the demands of a worldwide industry, including the increasing trend for the major telecommunications companies to invest in new national markets, often in partnership with local companies. We have also developed the capability for the rapid global deployment of appropriately skilled personnel, when and where required, to support customer projects.

TECHNOLOGY

     We have developed core competencies in various advanced technologies that are used in our BSS products. By utilizing technologies such as rule-based design, multi-tier architecture, object-oriented techniques and data mining, we are able to provide telecommunications companies with the flexibility required in a highly competitive, dynamic environment. For example, the use of rule and table-based technologies allows telecommunications companies to rapidly implement changes to their marketing and customer service activities, such as new services, price plans, discount schemes and bill formats, without the need to modify system code. Similarly, by drawing on Web-enabled and Internet technologies, we have been able to improve access to information for remote users, both internally within a telecommunications company's organization and between the organization and its subscribers.

     These technologies are integrated in an open, multi-tier, client-server, service-oriented architecture. In order to support the ability of our customers to operate all of their distributed and mainframe applications, our BSS products are designed to work in a number of network and operating system environments, including UNIX, MVS and Windows NT.

     The architecture of our BSS products includes the following key characteristics:

     - Scalability. Our BSS products are designed to take full advantage of the proven scalability of the UNIX platform, allowing progressive system expansion, proportional with the customer's growth in business volumes. Using the same software, our BSS products can support operations for small as well as very large service providers.

     - Modularity. Our BSS products are comprised of sets of functional modules. Each module can be installed on an individual stand-alone basis, interfacing with the customer's existing systems, or as part of an integrated BSS environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customers' growing needs and capabilities. The modular approach also preserves the customer's initial investment in BSS products, while minimizing future disruptions and the overall cost of system implementation.

     - Portability. Utilization of the UNIX platform ensures that our BSS customers are able to choose from a variety of hardware vendors, including Compaq, Hewlett Packard, IBM and Sun Microsystems. In implementing solutions for wireline companies, we are also able to employ MVS and hybrid UNIX/ MVS platforms. Certain applications can also be deployed on the Windows NT platform. The BSS products utilize, where applicable, Java-based design and programming to augment cross-platform portability.

     - Open Systems. Our BSS products accommodate well-defined application program interfaces with legacy systems and with other third-party software modules or packages. The systems are not dependent on any single hardware vendor or specific relational database management system, enabling our customers to select among multiple hardware platforms and a variety of network and operating system environments. Similarly, BSS products utilize standard programming languages, such as C++, to ensure compatibility with the operating environments employed in most telecommunications companies. It is also our general policy to deliver to our customers complete copies of all source code, system documentation and other product information, thereby permitting the customer to maintain and further customize our BSS products.

PRODUCTS

     We have developed an extensive library of BSS software products, providing comprehensive information systems functionality for local, long distance, international, mobile, cable television, data, electronic commerce and Internet services. Core elements include customer care, order management, call rating, invoice calculation, bill formatting, collections, fraud management and directory publishing services.

     Specialized modules are provided to support specific functionalities required in different network environments (roaming functionality for wireless carriers, SIM card functionality for GSM networks, value added services introduced by Advanced Intelligent Networks (AIN) and preferred interexchange carrier functionality for long distance carriers). In addition, we have developed systems to support resellers and wholesalers of telecommunication services. Our systems also support telecommunications providers that offer multiple service packages, commonly referred to as convergent services (combinations of local, long distance, international, mobile, cable television, data, electronic commerce and Internet services).

     We configure individual BSS modules into families of products, which serve as marketing packages oriented to the needs of specific customer segments. We offer Ensemble software, our Customer Care, Billing and Order Management System, in a number of versions to serve the different needs of telecommunications operators in the various network and business segments, such as wholesale and retail operations, and local, long distance, international, mobile, cable television, data, electronic commerce and Internet services. We also offer our new generation, or NG, line of "ADS (NG)/Family of Products" which provides comprehensive support for directory publishing operations. Each individual module from the product families can be installed as an independent stand-alone application, interfacing with the customer's legacy and third-party systems, or as part of an integrated Amdocs solution. We have also recently introduced a number of new products for Internet and electronic commerce applications, such as Internet-based bill viewing.

  Customer Care, Billing and Order Management

     The Ensemble suite of products offered by Amdocs encompasses the following key application areas:

     - Customer Care -- provides customer account information management and service support, including account initiation, on-line assistance in choosing a price plan, installation scheduling and complaint handling.

     - Order Management -- supports the ordering of products and services for all lines of business. This module assists customer service representatives in capturing the customer's order, negotiating with the customer and monitoring service delivery.

     - Event Processing -- calculates charges for usage (i.e., call rating) of telecommunications services, such as telephone calls and data transfer. Usage of the telecommunications network creates "messages" or call data records, which contain information such as the origin and destination of the call and its duration. In addition, this module provides for acquisition and formatting of the raw message data received from a telecommunications switch, as well as calculates the charges for each call based on the service packages and price plans applicable to each individual user.

     - Invoicing -- provides comprehensive functionality for bill preparation (totaling of usage and other charges, application of discounts, taxes and credits) and bill production, as well as the ability to offer so-called "hot billing" (or real-time billing).

     - Flexible Bill Formatter -- enables the flexible definition and modification of bill formats, according to user requests (e.g., to combine charges from multiple services onto a single bill or to permit certain types of charges to be highlighted).

     - Revenue Management -- provides comprehensive functionality for accounts receivable and collections, including invoice receipt, payment receipt, payment posting, financial reporting and automated handling of customers with outstanding debts.

     - Network Resource Mediation -- manages the carrier's inventory of telephone numbers and SIM cards. This module also manages the interface between a wireless carrier's customer care and billing system and the network, transferring instructions regarding the provision or discontinuation of network services to specified users.

     - Commission Management -- calculates and manages commissions to be paid by the wireless carrier to its authorized dealers and sales representatives.

     - Fraud Management -- employs sophisticated data analysis tools and makes use of the integrated user database to detect the fraudulent use of phones and phone numbers.

     - Internet-based Bill Viewing -- enables user interaction and bill view capabilities over the Internet through www.self.service.

     - Churn Management -- uses data mining techniques to identify customers with a high probability of switching to another carrier or of disconnecting service.

     - Intercarrier Settlement -- calculates, manages and reconciles payments for intercarrier network access.

  Directory Publishing

     The "ADS(NG)/Family of Products," our main offering in the Directory Systems area, provides comprehensive support for yellow page and white page directory sales and publishing operations, as well as for Internet directories and catalogs, including fully integrated electronic commerce capabilities. These systems support large directory publishing operations that employ a local sales force numbering thousands of representatives, serve an adviser customer base of hundreds of thousands of businesses and publish hundreds of different directories each year. The directory line of products comprises a series of modules, including:

     - Sales -- addresses all aspects of managing sales to advertisers, including preparation and management of the overall sales campaign, which encompasses selecting the advertisers to be targeted, allocating the advertisers to various sales channels (such as field sales or telemarketing sales), assigning the advertisers to sales representatives, tracking advertising sales results and calculating sales commissions. These modules also provide automated support for the advertising sales representative, including laptop-based applications for use by members of the sales force in the field.

     - Publishing -- supports the process of entering, proofing and extracting the telephone listing and advertising information that is to be published in a directory. These modules encompass contract processing, service order processing, listing information management and directory extract in preparation for the actual production of the directory.

     - Marketing and Information Analysis -- includes corporate data warehousing techniques, online analytical processing and data mining capabilities, oriented to the specific marketing needs of the directory publisher. For example, these modules can be used to identify changed patterns of advertisement buying behavior in certain groups of customers, or to perform "what if" analyses on marketing policy parameters. These modules are also used by management to analyze the directory market and customer behavior, assisting in the planning of corporate strategy and marketing tactics.

     - Prepress -- manages the production of advertisements that are to be published in a directory and also supports the fully automated pagination of yellow page and white page directories, including the generation of the final typesetting file so that printed copies of the documents can be produced.

     - Customer Service -- permits online support for handling customer inquiries and resolving customer complaints, including online correction of advertising data and billing adjustments.

     - Financial Management -- specifically designed for the directory publisher's billing, accounts receivable and collections functions.

SERVICES

     We believe that the methodology we employ to deliver BSS products is one of the key factors that enables us to achieve the time-frame, budget and quality objectives of our customers' projects. Our methodology emphasizes rigorous project management, software development, solutions implementation and integration planning, as well as active customer participation at all stages to help prioritize and implement time-critical information system solutions that address the customer's individual needs.

     This process of customizing a system involves creating a tailored BSS product to address a customer's specific technical and business requirements. Following detailed functional design sessions with the customer, we modify our BSS software modules to provide the complete functionality needed by the customer. The process permits both Amdocs and the customer to identify and jointly plan for ongoing resource requirements, as well as jointly to create specific guidelines for the types of organizational and other changes that may be required for implementation and integration.

     System implementation and integration activities are conducted by joint teams from Amdocs and the customer in parallel with the customization effort. Implementation and integration activities include, for example, project management, development of training, methods and procedures, design of work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In most cases, the role of Amdocs personnel is to provide support services to the customer's own implementation and integration team which has primary responsibility for the task. Customers sometimes require turn-key solutions, in which case we are able to provide full system implementation and integration services.

     Once the system becomes operational, we are generally retained by the customer to provide ongoing services such as maintenance, enhancement design and development, and operational support. For substantially all of our customers, the implementation and integration of an initial BSS product has been followed by the sale of additional systems and modules. In recent years, we have established long-term maintenance and support contracts with a number of our customers. These contracts have generally involved an expansion in the scope of support provided, while also ensuring a recurring source of revenue to us.

     Our business is conducted on a global basis. We maintain four development facilities located in Israel, the United States, Cyprus and Ireland, operate a support center located in Brazil and have operations in Europe, North America, Latin America and the Asia-Pacific region. Support for implementation and integration activities is performed typically at the customer site. Once the system is operational or in production, ongoing support and maintenance are provided by a combination of remote support from the development centers with local support at the customer site.

     As part of our effort to provide comprehensive solutions to our customers, we also offer outsourcing services to support the operation of the customer's BSS products. These functions would include full responsibility for the ongoing development and enhancement of our BSS products, the purchase and management of all related hardware assets and overall management of the customer's associated data centers.

SALES AND MARKETING

     Our sales and marketing activities are primarily directed at major telecommunications companies and at emerging network operators or services providers that are potential market leaders. As a result of the strategic importance of our information systems to the operations of such companies, a number of constituencies within a customer's organization are typically involved in purchase decisions, including senior management, information systems personnel and user groups such as the finance and marketing departments. Due to the comprehensiveness and large scale of our systems, the time between the making of an initial proposal to a prospective customer and the signing of a sales contract is typically between six and twelve months.

     We employ a relatively small dedicated sales force and maintain sales offices in the United States, the United Kingdom, and several other countries. Our sales activities are supported by a marketing group, which is responsible for advertising, preparation of sales proposals and market research and analysis of industry trends and developments. Our sales efforts are dependent upon close cooperation between our sales representatives and development personnel. Development personnel are intensively involved from the early stages of the sales cycle. This approach enables us to demonstrate our technical and professional skills to potential customers, while creating the opportunity to discuss with the customer its system needs. To ensure that we have a clear understanding of customer needs and expectations, it is our policy to have development personnel involved in a particular sales proposal continue to work with the customer. This approach creates continuity from the initial sales proposal through project development and beyond, into the ongoing production phase.

     The management of our operating subsidiaries is closely involved in establishing sales policies and overseeing sales activities. Management's role includes the setting of priorities among the multiple sales opportunities available at any point in time. Management is also responsible for allocating sufficient resources to each project to meet our quality standards while also adhering to the project's cost and schedule parameters.

     We also interact with various third parties in our sales activities, including independent sales agents, information systems consultants engaged by our customers or prospective customers and systems integrators that provide complementary products and services to such customers. We also have value-added reseller agreements with certain hardware and database vendors.

CUSTOMERS

     Our target market is comprised of telecommunications companies that require information systems with advanced functionality and technology. The companies in this market segment are typically industry leaders or innovative, well-backed new entrants. By working with such companies, we help ensure that we remain at the forefront of developments in the telecommunications industry and that our BSS product offerings continue to address the market's most sophisticated needs. We have an international orientation, focusing on potential customers in the developed, industrialized countries in Europe, North America, Latin America and the Asia-Pacific region.

     We have a world-class customer base comprising over 75 telecommunications companies. Our customers include global telecommunications leaders, as well as other leading network operators and service providers and directory publishers in the United States and around the world. Our customers include SBC Communications Inc. ("SBC") and a number of its operating subsidiaries, such as Southwestern Bell Mobile Systems, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services (SBC's long distance provider) and Southwestern Bell Telephone Company. Additional customers include:

Bell Atlantic
BellSouth
U.S. West
GTE
Sprint
Western Wireless
Belgacom (Belgium)
BCP (Brazil)

Deutsche Telekom (Germany)
Eircom PLC (Ireland)
Korean Telecom (South Korea)
Mannesmann Mobilfunk (Germany)
Netcom (Norway)
SEAT (Italy)
Telstra (Australia)
Telus (Canada)
Telecom New Zealand (New Zealand)
Vodafone Group (United Kingdom)

     We have been able to establish long-term working relationships with many of our customers. Of our total customer base, 22 have been customers for five or more years. These long-term relationships are due, in part, to our broad-based expertise and our ability to address the evolving needs of a dynamic telecommunications industry.

     Our single largest group of customers is SBC and its operating subsidiaries identified above, which accounted for in the aggregate 15.9%, 20.8% and 34.5% of our revenue in fiscal 1999, 1998 and 1997, respectively. Our next largest customer is Telstra, which accounted for 7.8%, 8.2% and 13.0% of our revenue in fiscal 1999, 1998 and 1997, respectively. The third largest customer is BellSouth, which accounted for 5.1%, 15.8% and 4.5% of our revenue in fiscal 1999, 1998 and 1997, respectively.

     Revenue derived from our five largest customers, excluding SBC and its operating subsidiaries, accounted for approximately 27.3%, 27.1% and 33.2% of our revenue in fiscal 1999, 1998 and 1997, respectively.

     The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customers:

                                                       1999    1998    1997
                                                       -----   -----   -----
Europe...............................................  41.8%   27.2%   11.3%
North America........................................  36.1%   52.2%   63.8%
Rest of the World....................................  22.1%   20.6%   24.9%

COMPETITION

     The market for telecommunications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with many independent providers of information systems and services, including Alltel Corporation, American Management Systems, Convergys, IBM, Kenan Systems (a subsidiary of Lucent Technologies), LHS Group Inc., Portal Software Inc., Saville Systems (a subsidiary of ADC Telecommunications, Inc.) and SEMA Group, with system integrators, such as Andersen Consulting and EDS, and with internal information systems departments of larger telecommunications carriers. We expect continued growth and competition in the telecommunications industry and the entrance of new competitors into the software information systems market in the future.

     We believe that we are able to differentiate ourselves from the competition by, among other things:

     - offering customers a total information system from a single vendor,

     - providing high quality reliable, scalable products,

     - managing effectively the timely implementation of products,

     - responding to customer service and support needs through a skilled professional organization, and

     - providing BSS solutions independent of any specific vendor of network equipment, hardware or software.

     We compete with a number of companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than we do. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than we would to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. There can be no assurance that we will be able to compete successfully with existing or new competitors. Failure by us to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on our results of operations and financial condition.

PROPRIETARY RIGHTS

     We regard significant portions of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our systems make it very difficult to copy such information or to subject such information to unauthorized use.

     We have developed a unique methodology for product development. Initially, we develop a core idea and the initial modules in-house. Thereafter, we approach a customer and introduce the initial developments to a customer and further develop the product in conjunction with a project conducted for such a customer, thus allowing us to resolve and develop specific, novel information technology solutions addressing actual needs of the market. We maintain sole ownership of our products.

     As a result of strategic development projects conducted with SBC and some of its subsidiaries, some of our products were jointly developed and owned in the past by SBC subsidiaries and us. In September 1997, we entered into a series of agreements with such SBC subsidiaries pursuant to which we purchased certain rights from these SBC subsidiaries and terminated related future royalty payment obligations for a total consideration of $40.0 million.

EMPLOYEES

     As of September 30, 1999, we employed on a full-time basis approximately 4,400 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 600 managers and administrative professionals. We employ over 3,000 software and information technology specialists in Israel, with the remaining located in North America, Europe and the Asia-Pacific region. We often maintain teams of employees at a customer's premises to work on specific projects.

     We invest significant resources in recruitment, training and retention of quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background and management development. Our management development scheme is reinforced by a divisional structure, which provides opportunities for talented managers to gain experience in general management roles at the division level. We also invest considerable resources in personnel motivation, including providing various incentive plans for senior employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel.

     We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Brazil, Europe, Israel, Japan and the United States. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time, our compliance with such regulations could become more burdensome.

     Our operating subsidiaries are not party to any collective bargaining agreements. However, our Israeli subsidiary is subject to certain labor-related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association), which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. A significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the CPI. The amount and frequency of these adjustments are modified from time to time. We consider our relationship with our employees to be good and have never experienced a labor dispute, strike or work stoppage.

RESEARCH AND DEVELOPMENT

     The goals of our research and development staff are to be responsive to customer needs, to keep abreast of industry developments, to apply technology selectively to our systems, to build transition plans for adopting new technologies and to build a system architecture that is capable of absorbing such technologies. We have historically developed new modules and product offerings in response to an identified market demand. Our product development strategy is to fund the research and development of an advanced prototype, typically based on our existing products or modules. Products are usually developed in conjunction with a customer project. By adopting this strategy, we seek to remain at the forefront of technological development by working on technologically advanced solutions with our customers. Close cooperation with customers helps to ensure the relevance and timeliness of the products developed.

     We believe that our ability to identify innovative applications for emerging technologies has yielded us considerable competitive advantages. Examples of such innovations include the application of rule and table-based techniques to network mediation systems, Web-enabled technology for Internet-based customer care and data mining technology for fraud management and churn control.

     We spent $40.9 million, $25.6 million and $17.4 million on research and development activities in fiscal 1999, 1998 and 1997, respectively, or 6.5%, 6.3% and 6.0%, respectively, of total revenue in those periods. For fiscal 2000, we expect to spend approximately $58.0 million on research and development activities.

RISK FACTORS

 FUNDAMENTAL CHANGES IN THE TELECOMMUNICATIONS MARKET COULD REDUCE DEMAND FOR OUR SYSTEMS

     Future developments in the telecommunications industry, such as continued industry consolidation, the formation of alliances among network operators and service providers and changes in the regulatory environment, could materially affect our existing or potential customers. This could reduce the demand for our products and services. As a result, we may be unable to effectively market and sell our information systems to potential customers in the telecommunications industry.

     We derive a significant portion of our revenue from products and services provided to directory publishers. We believe that the demand for those products and services will be affected by the extent of increased competition between directory publishers and other media channels, as well as a broader introduction of electronic directories. Our new products for these markets may not be successful or we may be unable to maintain our current level of revenue from directory systems.

 IF WE CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED

     We may be unable to compete successfully with existing or new competitors and our failure to adapt to changing market conditions and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition.

     The market for telecommunications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with independent providers of information systems and services and with in-house software departments of telecommunications companies. Our competitors include firms that provide comprehensive information systems, software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular telecommunications services such as Internet services, systems integrators, service bureaus and companies that offer software systems in combination with the sale of network equipment. We anticipate continued growth and competition in the telecommunications industry and, consequently, the emergence of new software providers in the industry that will compete with us.

     We also believe that our ability to compete depends in part on a number of competitive factors, including:

     - the development by others of software that is competitive with our products and services,

     - the price at which others offer competitive software and services,

     - the responsiveness of our competitors to customer needs, and

     - the ability of our competitors to hire, retain and motivate key personnel.

     We compete with a number of companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than do we. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products.

 WE MUST CONTINUALLY ENHANCE OUR PRODUCTS TO REMAIN COMPETITIVE

     We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our base software modules and to developing BSS products that operate on state-of-the-art operating systems. Our present or future products may not satisfy the evolving needs of the telecommunications market. If we are unable to anticipate or respond adequately to such demands, due to resource, technological or other constraints, our business and results of operations could be materially adversely affected.

     On November 30, 1999, we completed our acquisition of International Telecommunication Data Systems Inc. ("ITDS") in a stock-for-stock transaction. ITDS is a leading provider of billing and customer care service bureau solutions to wireless telecommunications service providers. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Recent Developments" for more information. We also may acquire other companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. There can be no assurance that suitable acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that the ITDS acquisition will enhance our products or strengthen our competitive position.

 WE DEPEND ON SBC FOR A SIGNIFICANT PORTION OF OUR REVENUES

     Our single largest group of customers are SBC and its operating subsidiaries. SBC International Inc., or SBCI, a wholly owned subsidiary of SBC, is also one of our significant shareholders. As of November 19, 1999, it currently holds approximately 22.6% of our outstanding ordinary shares. A significant decrease in the sale of products and services to SBC or its subsidiaries may materially adversely affect our results of operations and financial condition.

     Substantially all of our work for SBC is conducted directly with SBC's operating subsidiaries, such as Southwestern Bell Mobile Systems, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services (SBC's long distance provider) and Southwestern Bell Telephone Company. These SBC relationships accounted for in the aggregate 15.9%, 20.8% and 34.5% of our total revenue in fiscal 1999, 1998 and 1997, respectively. The absolute amount of revenue attributable to SBC and such subsidiaries amounted to $99.5 million, $84.4 million and $99.9 million in fiscal 1999, 1998 and 1997, respectively.

 OUR BUSINESS IS HIGHLY DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT CUSTOMERS

     Our business is highly dependent on a limited number of significant customers. The loss of any significant customer or a significant decrease in business from any of those customers could have a material adverse effect on our results of operations and financial condition. We currently have approximately 75 customers, and revenue derived from our five largest customers, excluding SBC and its operating subsidiaries, accounted for approximately 27.3%, 27.1% and 33.2% of revenue in fiscal 1999, 1998 and 1997, respectively.

     Although we have received a substantial portion of our revenue from repeat business with established customers, most of our major customers do not have any obligation to purchase additional products or services and generally have already acquired fully paid licenses to their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements and services in amounts similar to previous years.

 OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS

     We believe that our future success depends to a significant extent on our ability to develop long-term relationships with successful network operators and service providers. Many new entrants into the telecommunications market lack significant financial and other resources. We may be unable to develop new customer relationships and our new customers may be unsuccessful. Our failure to maintain customer relationships or the failure of new customers to be successful could have a material adverse effect on our business, results of operations and financial condition.

 THE SKILLED EMPLOYEES THAT WE NEED MAY BE DIFFICULT TO HIRE AND RETAIN

     Our success depends in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and telecommunications engineers. These types of qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future. We currently employ approximately 4,400 software and information technology specialists, of which over 3,000 are located in Israel. We intensively recruit technical personnel for our principal development centers in Israel, the United States, Cyprus and Ireland. Our ability to expand our business is highly dependent upon our success in recruiting such personnel and our ability to manage and coordinate our worldwide development efforts. We may be unable to continue to attract and retain the skilled employees we require and any inability to do so could adversely impact our ability to manage and complete our existing projects and to compete for new customer contracts. In addition, the resources required to attract and retain such personnel may adversely affect our operating margins. The failure to attract and retain qualified personnel may have a material adverse effect on our business, results of operations and financial condition. Our success also depends, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel who have been with us for many years. The loss of the services of all or some of these employees could have a material adverse effect on our business.

  OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE

     We have experienced fluctuations in our quarterly operating results and anticipate that such fluctuations may continue and could intensify. Our quarterly operating results may fluctuate as a result of many factors, including:

     - the size and timing of significant customer projects and license fees,

     - increased competition,

     - cancellations of significant projects by customers,

     - changes in operating expenses,

     - changes in our strategy,

     - personnel changes,

     - foreign currency exchange rates, and

     - general economic and political factors.

     Generally, our license fee revenue and our service fee revenue relating to customization and implementation are recognized as work is performed, using percentage of completion accounting. Given our reliance on a limited number of significant customers, our quarterly results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

     We believe that the placement of customer orders may be concentrated in specific quarterly periods due to the time requirements and budgetary constraints of our customers. Although we recognize revenue as projects progress, progress may vary significantly from project to project, and we believe that variations in quarterly revenue are sometimes attributable to the timing of initial order placements. Due to the relatively fixed nature of certain of our costs, a decline of revenue in any quarter would result in lower profitability for that quarter.

 OUR LENGTHY SALES CYCLE MAKES IT DIFFICULT TO ANTICIPATE THE TIMING OF SALES

     The sales cycle associated with the purchase of our information systems is lengthy, with the time between the making of an initial proposal to a prospective customer and the signing of a sales contract typically being between six and twelve months. Information systems for telecommunications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of such products typically requires coordination and agreement across a potential customer's entire organization. Delays associated with such timing factors may reduce our revenue in a particular period without a corresponding reduction in our costs, which could have a material adverse effect on our results of operations and financial condition.

  OUR INTERNATIONAL PRESENCE CREATES SPECIAL RISKS

     We are subject to certain risks inherent in doing business in international markets, including:

     - lack of acceptance of non-localized products,

     - legal and cultural differences in the conduct of business,

     - difficulties in staffing and managing foreign operations,

     - longer payment cycles,

     - difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings,

     - trade barriers,

     - immigration regulations that limit our ability to deploy our employees,

     - political instability, and

     - variations in effective income tax rates among countries where we conduct business.

One or more of these factors could have a material adverse effect on our international operations.

     We maintain four development facilities located in Israel, the United States, Cyprus and Ireland, operate a support center located in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a majority of our revenue in fiscal 1999 was derived from customers in Europe, we obtain significant revenue from customers in North America, the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our European and North American customer base and to expand into new international markets, the most significant of which are located in Latin America and the Asia-Pacific region.

 FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD ADVERSELY AFFECT OUR BUSINESS

     A significant portion of our operating costs are incurred outside the United States, and therefore fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations in Israel, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the Israeli currency in relation to the dollar. As a result of this differential, from time to time we experience increases in the costs of our operations in Israel, as expressed in dollars, which could in the future have a material adverse effect on our results of operations and financial condition.

     Generally, the effects of fluctuations in foreign currency exchange rates are mitigated by the fact that a significant portion of our revenue is in dollars and we generally hedge our currency exposure on both a short-term and long-term basis with respect to the balance of our revenue.

     The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

 WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY

     Any misappropriation of our technology or the development of competitive technology could seriously harm our business. We regard a substantial portion of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third party non-disclosure agreements and other methods to protect our proprietary rights. We do not include in our software any mechanisms to prevent or inhibit unauthorized use, but we generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to and distribution of proprietary information.

     The steps we have taken to protect our proprietary rights may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. Existing trade secret, copyright and trademark laws offer only limited protection. In addition, the laws of some foreign countries do not protect our proprietary technology to the same extent as the laws of the United States. Other companies could independently develop similar or superior technology without violating our proprietary rights.

     If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

 CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HARM OUR BUSINESS

     Although we have not received any notices from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the telecommunications industry increase and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any of these events could seriously harm our business.

     If anyone asserts a claim against us relating to proprietary technology or information, we might seek to license their intellectual property or to develop non-infringing technology. We might not be able to obtain a license on commercially reasonable terms or on any terms. Alternatively, our efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling our products and could therefore seriously harm our business.

 THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE

     We benefit from certain government programs and tax benefits, including programs and benefits in Israel and Cyprus. To be eligible for these programs and tax benefits, we must meet certain conditions. If we fail to meet these conditions we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

     Any of the following could have a material affect on our overall effective tax rate:

     - some programs may be discontinued,

     - we may be unable to meet the requirements for continuing to qualify for some programs,

     - these programs and tax benefits may be unavailable at their current levels, or

     - upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit or we may be required to refund previously accredited tax benefits if we are found to be in violation of the stipulated conditions.

 PRODUCT DEFECTS OR SOFTWARE ERRORS COULD ADVERSELY AFFECT OUR BUSINESS

     Design defects or software errors may cause delays in product introductions or damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

     Since our products are generally used by our customers to perform mission-critical functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control may arise from the use of our products, and may result in financial or other damages to our customers. Completion of the development and implementation phases of a project requires between six and twelve months of work. During this period, a customer's budgeting constraints and internal reviews, over which we have little or no control, can impact operating results. Our failure or inability to meet a customer's expectations in providing products or performing services may result in the termination of our relationship with that customer or could give rise to claims against us. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases. Claims and liabilities arising from customer problems could damage our reputation, adversely affecting our business, results of operations and financial condition.

  "YEAR 2000 ISSUES" MAY DISRUPT OUR OPERATIONS

     The term "year 2000 issues" is a general term used to describe the various problems that may result from the improper processing of dates and faulty date calculations by computers and other machinery in the upcoming millennium. These problems generally arise from the fact that most of the world's legacy computer hardware and software have historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000s" from dates in the "1900s". These problems may also arise from other sources such as the use of special codes and conventions in software that make use of the date field. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, total failure of mass systems that depend on computers such as electricity, telephone networks and banking systems.

     We assume that a small number of computer products marketed by us or currently used by our customers might not be year 2000 compliant. In addition, some products and services provided to our customers by other software vendors may not be year 2000 compliant, thereby disrupting the ability of our customers to use our software. We had accrued $0.5 million as of September 30, 1999, representing the estimated remaining costs to modify our software products to address year 2000 issues under existing agreements for previously sold products. See "Management's Discussion and Analysis of Results of Operation and Financial Condition -- Year 2000 Issues". Our ultimate costs to address year 2000 issues may significantly exceed our estimates, in which case those costs could have a material adverse effect on our results of operations and business and financial condition. Moreover, due to our dependence on a limited number of significant customers, any material adverse impact on such customers due to year 2000 issues could also have a material adverse effect on our business, results of operations and financial conditions.

 OUR SOFTWARE PRODUCTS MAY NOT SUCCESSFULLY ACCEPT THE NEW EUROPEAN MONETARY UNION CURRENCY ("EURO") OR CONVERT FROM LOCAL CURRENCIES TO THE EURO

     The euro is being phased in over a three-year period which commenced January 1, 1999 when participating European countries began using the euro currency for non-cash transactions. Computer systems and software products now need to be designed or modified to accept the euro currency and, during a transitional phase, will need to accept both the euro and local currencies. The conversion to the euro currency requires restructuring of databases and internal accounting systems and, in some cases, requires the conversion of historical data. We have begun to offer software products that are capable of accepting the euro currency and converting from local currencies to the euro and vice versa. Our software or software provided to our customers by other vendors may not ensure an errorless transition to the euro currency. We had accrued $0.6 million as of September 30, 1999, representing the estimated remaining costs to modify our software products to accept the euro currency under existing agreements for previously sold products. Our ultimate costs may significantly exceed our estimates, in which case those costs could have a material adverse effect on our business, results of operations and financial condition.

 OUR DEVELOPMENT FACILITIES IN ISRAEL AND CYPRUS MAY BE ADVERSELY AFFECTED BY POLITICAL AND ECONOMIC CONDITIONS IN THOSE COUNTRIES

     Our largest development center is located in the State of Israel. Although a substantial majority of our sales are made to customers outside Israel and we maintain significant service teams on site with our customers, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its current trading partners could have a material adverse effect on our business. We have developed certain contingency plans to move certain development operations to various sites both within and outside of Israel in the event political or military conditions disrupt our normal operations.

     Israel has entered into peace agreements with both Egypt and Jordan and is in the process of conducting peace negotiations with the Palestinian Community. Moreover, several other countries have announced their intentions to establish trade and other relations with Israel. Israel, however, has not entered into any peace arrangement with Syria or Lebanon. In addition, in recent months there has been a deterioration in Israel's relationship with the Palestinian Community.

     Consequently, we cannot predict how the peace process will develop or what effect it may have on us or our business.

     In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Efforts to resolve the problem have not yet resulted in an agreeable solution. During the last year, tensions between the parties involved increased significantly over certain military defense issues. Recently, however, the parties have agreed to enter into negotiations to be facilitated by the United Nations and the United States. Any major hostilities between Cyprus and Turkey or any failure of the parties to reach a peaceful resolution may have a material adverse effect on our development facility in Cyprus.

FORWARD LOOKING STATEMENTS

     Some of the information in this report contains forward looking statements that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect," "anticipate,"

"plan," "believe," "seek," "estimate" and similar words. Statements that we make in this report that are not statements of historical fact may also be forward looking statements. In particular, statements that we make in "Management's Discussion and Analysis of Results of Operations and Financial Condition" may be forward looking statements. Forward looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. The factors we discuss in "Risk Factors" and elsewhere in this report could cause our actual results to differ from any forward looking statements.

ITEM 2.  DESCRIPTION OF PROPERTY

     We lease space in various facilities in Israel, aggregating approximately 690,000 square feet, pursuant to leases expiring on various dates between July 2000 and October 2008, and we have various options to extend the terms of such leases. In Israel, we currently pay total yearly rental fees of approximately $12.4 million which are linked, in most cases, to the U.S. dollar. Included in these facilities are the following:

     - Our Israeli subsidiary rents approximately 300,000 square feet in Ra'anana, Israel under a ten-year lease (commencing June 1998). The annual rent for the Ra'anana facility is approximately $5.6 million. Subject to the modification of certain tax rules, the Israeli subsidiary will also have the option to extend the lease term for an additional eight years. In addition, the Israeli subsidiary holds, subject to certain terms and conditions, an option to acquire certain parts of the Ra'anana facility.

     - In addition, our Israeli subsidiary rents facilities in Ramat-Gan and Jerusalem. The annual rent for these facilities is approximately $3.9 million and $1.7 million, respectively. Approximately 73,000 square feet of the facilities in Ramat-Gan are owned by related companies which lease these facilities to us.

     In December 1998, our Israeli subsidiary entered into a ten-year lease for an additional 55,000 square feet commencing July 2000. The annual rent is approximately $1.0 million.

     Our subsidiary in the United States rents approximately 95,000 square feet in Chesterfield, Missouri under a seven-year lease (commencing December 1998). In June 1999, we relocated our development center and all of our administrative personnel, at the time principally centered around St. Louis, Missouri, to this facility. The annual rent for the facility is approximately $2.5 million. We also hold a number of other leases in the United States, with an aggregate annual rent of approximately $870,000.

     In addition, we lease approximately 45,000 square feet for our development facility in Cyprus at an annual rent of approximately $550,000.

     We lease additional office space in Australia, Brazil, Germany, Ireland, Japan, Korea and the United Kingdom.

ITEM 3.  LEGAL PROCEEDINGS

     We are not involved in any material legal proceedings.

ITEM 4.  CONTROL OF THE REGISTRANT

     Our voting ordinary shares are owned 25.3% by Welsh, Carson, Anderson & Stowe ("WCAS"), a private investment firm, and its affiliates, 11.8% by SBCI, and 11.5 % by Amdocs International Limited ("AIL"), a private company beneficially owned by Morris S. Kahn. SBCI also owns nonvoting ordinary shares, which together with its voting ordinary shares, represent 22.6% of the voting ordinary shares and nonvoting ordinary shares outstanding as of November 19, 1999.

     As a result of the concentration of ownership of our ordinary voting shares, some shareholders may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This control may have the effect of delaying or preventing a change in control of Amdocs.

     The following table sets forth specified information with respect to the beneficial ownership as of November 19, 1999 of (i) any person known by us to be the beneficial owner of more than 10% of the outstanding ordinary shares and
(ii) all of our directors and executive officers as a group.

                                                                 SHARES
                                                              BENEFICIALLY    PERCENTAGE
                      NAME AND ADDRESS                         OWNED (1)     OWNERSHIP (2)
                      ----------------                        ------------   -------------
Welsh, Carson, Anderson & Stowe (3)(5)......................   40,511,803        20.4%
  320 Park Avenue, Suite 2500
  New York, New York 10022
SBC International Inc. (4)..................................   44,864,211        22.6%
  175 E. Houston Street
  San Antonio, Texas 78205-2233
Amdocs International Limited (5)(6).........................   20,022,750        10.1%
  Suite 5, Tower Hill House
  Le Bordage, St. Peter Port
  Guernsey GY1 3QT
  The Channel Islands
All directors and executive officers as a group (18 persons)
  (3)(4)(7)(8)..............................................  124,539,359        62.7%

---------------
(1) Unless otherwise indicated, the entities and individuals identified in this table have sole voting and investment power with respect to all ordinary shares and sole investment power with respect to all ordinary nonvoting shares shown as beneficially owned by them, subject to community property laws, where applicable.

(2) The percentages shown are based on 174,589,951 ordinary voting shares and 24,210,073 ordinary nonvoting shares outstanding on November 19, 1999.

(3) Includes 25,864,877 ordinary voting shares held by Welsh, Carson, Anderson & Stowe VII, L.P., 7,417,770 ordinary voting shares held by Welsh, Carson, Anderson & Stowe VI, L.P., 5,174,797 ordinary voting shares held by WCAS Capital Partners III, L.P., 171,502 ordinary voting shares held by WCAS Information Partners, L.P. and 1,882,857 ordinary voting shares held by partners and others affiliated with WCAS. Those partners are also partners of the sole general partner of each of the foregoing limited partnerships. The partners of WCAS who are also directors of Amdocs are Bruce K. Anderson (Chairman of the Board and Chief Executive Officer of Amdocs) and Robert A. Minicucci (Chief Financial Officer of Amdocs), and each may be deemed to be beneficial owners of the ordinary voting shares held by WCAS. As a result of certain revenue and cash flow targets for fiscal 1998 and fiscal 1999 having been met by us in full, pursuant to an arrangement entered into in 1997, WCAS and certain of our other shareholders transferred an aggregate of 15,198,040 shares to AIL, SBCI and certain of our other shareholders with no change in the aggregate number of ordinary shares outstanding. AIL and SBCI each received 6,154,138 ordinary shares and the other shareholders received 2,889,764 ordinary shares.

(4) SBCI is a wholly-owned subsidiary of SBC, a company whose shares are publicly traded on the New York Stock Exchange. The number of shares shown as beneficially owned by SBCI is comprised of 20,654,138 ordinary voting shares and 24,210,073 ordinary nonvoting shares. SBCI is the only shareholder of Amdocs that holds ordinary nonvoting shares.

(5) In connection with our recapitalization effected as of May 20, 1998, in advance of our initial public offering in June 1998, investment partnerships affiliated with WCAS granted irrevocable proxies with respect to a total of 23,521,899 ordinary voting shares to a company which is the sole shareholder of AIL and which is beneficially owned by Morris S. Kahn. The proxies granted by the WCAS partnerships expire in May 2008, or sooner if at any time the WCAS entities collectively own less than 10.0% of our outstanding capital shares. After giving effect to such proxies, AIL and its beneficial shareholder will together have the right to vote 24.9% of our ordinary voting shares, and WCAS will have the right to vote 11.9% of such shares.

(6) The number of shares shown as beneficially owned by AIL includes 10,000,000 ordinary shares that AIL may be required to deliver to the Amdocs Automatic Common Exchange Security Trust (the "TRACES Trust") upon the exchange of Automatic Common Exchange Securities that were issued and sold by the TRACES Trust in June 1999. The exchange date for the Automatic Common Exchange Securities will occur no earlier than June 11, 2002.

(7) Affiliates of WCAS, SBCI and AIL serve on our board of directors and, accordingly, those affiliates may be deemed to be the beneficial owners of the shares held by such entities.

(8) All of our key executive officers hold, directly and indirectly, economic interest in approximately 28.7% of our outstanding shares (20.4% of which are beneficially held by WCAS).

ITEM 5.  NATURE OF TRADING MARKET

     Our ordinary shares have been quoted on the New York Stock Exchange since June 19, 1998, under the symbol "DOX". Through September 30, 1999, the high and low reported sale prices for the ordinary shares were as follows:

                                                               HIGH     LOW
                                                              ------   ------
Fiscal Year ending September 30, 1998:
     Third Quarter (since June 19, 1998)....................  $16.50   $14.00
     Fourth Quarter.........................................  $16.38   $ 8.19
Fiscal Year ending September 30, 1999:
     First Quarter..........................................  $17.50   $ 8.75
     Second Quarter.........................................  $26.38   $13.50
     Third Quarter..........................................  $29.69   $18.38
     Fourth Quarter.........................................  $30.25   $20.00

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     Not applicable.

ITEM 7.  TAXATION

TAXATION OF THE COMPANY

     The following is a summary of certain material tax considerations relating to us and our subsidiaries. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

  General

     Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates of the countries in which we operate and the magnitude of our activities in those countries. Our effective tax rate for fiscal 1999 was 30%. There can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenged the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries have been granted certain special tax benefits, discussed below, in Cyprus and Israel. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

  Certain Guernsey Tax Considerations

     We qualify as an exempt company (i.e. our shareholders are not Guernsey residents and we do not carry on business in Guernsey) so we generally are not subject to taxation in Guernsey.

  Certain Cyprus Tax Considerations

     Our Cyprus subsidiary, Amdocs Development Ltd., operates a development center. Corporations resident in Cyprus currently are subject to a maximum 25% income tax rate. The Government of Cyprus has issued a permit to our Cyprus subsidiary pursuant to which the activities conducted by it are deemed to be offshore activities for the purpose of Cyprus taxation. As a result, our Cyprus subsidiary is subject to an effective tax rate in Cyprus of 4.25%. In order for our subsidiary to remain entitled to this reduced rate of taxation pursuant to the permit, it must continue to satisfy certain requirements concerning its operations in Cyprus and it must undertake certain information reporting obligations to the Government of Cyprus.

  Certain Israeli Tax Considerations

     Our Israeli subsidiary, Amdocs (Israel) Limited, operates our largest development center. Discussed below are certain Israeli tax considerations relating to our Israeli subsidiary.

     General Corporate Taxation in Israel. Effective January 1, 1996, and thereafter, in general, Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income. However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise (as further discussed below) may be considerably less.

     Law for the Encouragement of Capital Investments, 1959. Certain production and development facilities of our Israeli subsidiary have been granted "Approved Enterprise" status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), which provides certain tax and financial benefits to investment programs that have been granted such status.

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

     Tax Benefits. Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% until the earlier of

     - seven consecutive years (or ten in the case of an FIC (as defined below)) commencing in the year in which the Approved Enterprise first generates taxable income,

     - twelve years from the year of commencement of production, or

     - fourteen years from the year of the approval of the Approved Enterprise status.

     Such income is eligible for further reductions in tax rates if we qualify as a Foreign Investors' Company ("FIC") depending on the percentage of the foreign ownership. Subject to certain conditions, an FIC is a company more than 25% of whose share capital (in terms of shares, rights of profits, voting and appointment of directors) and more than 25% of whose combined share and loan capital is owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. A company that owns an Approved Enterprise, approved after April 1, 1986, may elect to forego the entitlement to grants and apply for an alternative package of tax benefits. In addition, a company (like our Israeli subsidiary) with an enterprise outside the National Priority Regions (which is not entitled to grants) may also apply for the alternative benefits. Under the alternative benefits, undistributed income from the Approved Enterprise operations is fully tax exempt (a tax holiday) for a defined period. The tax holiday ranges between two to ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel. On expiration of the tax holiday, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described above) for the remainder of the otherwise applicable period of benefits.

     Our Israeli subsidiary has elected the alternative benefits with respect to its current Approved Enterprise and its enlargements, pursuant to which the Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays for a period of two years (and in some cases for a period of four years) and reduced tax rates for an additional period of up to eight years. In case our Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject, assuming that the current level of foreign investment in Amdocs is not reduced, to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid and up to 25% if such foreign investments are reduced (as detailed above). This tax is in addition to the withholding tax on dividends as described below. Under a new instrument of approval issued in December 1997 and relating to the current investment program of our Israeli subsidiary and to the income derived therefrom, our Israeli subsidiary is entitled to a reduced tax rate period of thirteen years (instead of the eight-year period referred to above.) The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are given according to an allocation formula provided for in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and the subsidiary might be required to refund the amount of the canceled benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

     From time to time, the Government of Israel has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by us in Israel (although such termination or reduction would not affect our Israeli subsidiary's existing Approved Enterprise or the related benefits).

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

TAXATION OF HOLDERS OF ORDINARY SHARES

  Certain United States Federal Income Tax Considerations

     The following discussion describes the material United States federal income tax consequences to a holder of our ordinary shares that is

          (i) a citizen or resident of the United States,

          (ii) a corporation created or organized in, or under the laws of, the United States or of any state thereof,

          (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or

          (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust.

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

     Dividends. In general, a U.S. holder receiving a distribution with respect to the ordinary shares will be required to include such distribution (including the amount of foreign taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined under United States federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for United States federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder's tax basis in the ordinary shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. See "Disposition of Ordinary Shares" below. United States corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

     The amount of foreign income taxes that may be claimed as a credit against United States federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations set out in the Code include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source "passive income" for United States foreign tax credit purposes.

     Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. holder and its tax basis in the ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the disposition. In the case of a U.S. holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the ordinary shares generally will be subject to a maximum tax rate of 20%. Gains realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for United States foreign tax credit purposes.

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

Generally a U.S. holder will provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     Amounts withheld under the backup withholding rules may be credited against a U.S. holder's tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS.

  Certain Guernsey Tax Considerations

     Under the laws of Guernsey as currently in effect, a holder of our ordinary shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there is (1) exempt from Guernsey income tax on dividends paid with respect to the ordinary shares and
(2) not liable for Guernsey income tax on gains realized on sale or disposition of such ordinary shares. In addition, Guernsey does not impose a withholding tax on dividends paid by us to the holders of our ordinary shares.

     There are no capital gains, gift or inheritance taxes levied by Guernsey, and the ordinary shares generally are not subject to any transfer taxes, stamp duties or similar charges on issuance or transfer.

ITEM 8.  SELECTED FINANCIAL DATA

     Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and presented in dollars. The selected historical consolidated financial information set forth below has been derived from the historical consolidated financial statements of Amdocs and its subsidiaries for the years presented. Historical information as of and for the five years ended September 30, 1999 is derived from our consolidated financial statements which have been audited by Ernst & Young LLP, our independent auditors.

     The information presented below is qualified by the more detailed historical consolidated financial statements included elsewhere in this report and should be read in conjunction with those consolidated financial statements and the discussion under "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this report.

                                                          YEAR ENDED SEPTEMBER 30,
                                            ----------------------------------------------------
                                              1999       1998       1997       1996       1995
                                            --------   --------   --------   --------   --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue...................................  $626,855   $403,767   $290,102   $211,720   $167,312
Operating Income..........................   146,998     84,895     26,969     35,490     15,377
Net Income (1)............................    98,543     30,107      5,876     24,508     11,224
Basic earnings per share..................      0.50       0.19       0.05       0.23       0.11
Diluted earnings per share................      0.49       0.19       0.05       0.22       0.11
Dividends declared per share (2)..........        --       3.76       0.18       0.35       0.17

                                                            AS OF SEPTEMBER 30,
                                            ----------------------------------------------------
                                              1999       1998       1997       1996       1995
                                            --------   --------   --------   --------   --------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets..............................  $430,011   $239,966   $220,582   $104,531   $101,483
Long-term obligations (net of current
  portion)................................    17,148      9,215      7,370      1,663         --
Shareholders' equity (deficit) (2)(3).....   123,737    (21,889)    94,253     15,988     29,429

---------------
(1) In the fourth quarter of fiscal 1997, we recorded nonrecurring charges of $27,563. Of such amount, $25,763 is attributable to the funding of a contribution to a trust and the balance, $1,800, is due to the write-off of in-process technology related to certain software rights acquired from several operating subsidiaries of SBC.

(2) In January 1998, we paid dividends totaling $478,684.

(3) We completed our initial public offering of 18,000 ordinary shares in June 1998 and a public offering of an additional 2,000 ordinary shares in June 1999. The net proceeds from the offerings to us were $234,190 and $41,400, respectively.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

     In Management's Discussion and Analysis we explain the general financial condition and the results of operations for Amdocs and its subsidiaries including:

     - what factors affect our business,

     - what our revenue and costs were in the years ended September 30, 1999, 1998 and 1997,

     - why those revenue and costs were different from year to year,

     - the sources of our revenue,

     - how all of this affects our overall financial condition,

     - what our expenditures were in the years ended September 30, 1999, 1998 and 1997, and

     - the sources of our cash to pay for future capital expenditures.

     Management's Discussion and Analysis should be read in conjunction with Amdocs' consolidated financial statements. In Management's Discussion and Analysis, we analyze and explain the annual changes in the specific line items in the consolidated statements of operations. Our analysis contains certain forward looking statements that involve risk and uncertainties. Our actual results could differ materially from the results reflected in these forward looking statements as they are subject to a variety of risk factors. See "Risk Factors" for more information. We disclaim any obligation to update our forward looking statements.

OVERVIEW

     We are a leading provider of software products and services to the telecommunications industry, primarily Customer Care, Billing and Order Management Systems, or CC&B Systems, for wireline, wireless, data and multiple-service or convergent network operators and service providers. We also supply Directory Sales and Publishing Systems, or Directory Systems, to publishers of both traditional printed yellow page and white page directories and Internet directories. Our products are mission-critical for a customer's operations. Due to the complexity of the process and the expertise required for system support, we also provide extensive customization, implementation, integration, ongoing support, system enhancement, maintenance and outsourcing services.

     We derive our revenue principally from:

     - the initial sale of our products and related services, including license fees and customization, implementation and integration services, and

     - recurring revenue from ongoing maintenance, support, outsourcing and other related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

     License revenue is recognized concurrently as work is performed, using the percentage of completion method of accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and initial support services, is also recognized as work is performed, under the percentage of completion method of accounting. Revenue from ongoing support services is recognized as work is performed. Revenue from third party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of our percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our quarterly operating results.

     Since 1992, we have invested substantial resources to develop our information technology and to expand our range of products. As a result of significant information technology expenditures, we were able to offer a full range of integrated applications for our CC&B Systems at the same time factors such as increased demand for services, deregulation, privatization and technological advancements began to transform the telecommunications industry.

     - License and service fee revenue from the sale of CC&B Systems amounted to $468.2 million in the year ended September 30, 1999, representing 74.7% of our revenue for such period, as compared to $251.8 million in fiscal 1998 and $166.3 million in fiscal 1997, where license and service fee revenue from the sale of CC&B Systems represented 62.4% and 57.3%, respectively, of our revenue for such periods.

     We believe that the demand for CC&B Systems will continue to increase due to, among other key factors:

     - the growth and globalization of the telecommunications market,

     - intensifying competition among telecommunications carriers,

     - rapid technological changes,

     - the proliferation of new telecommunications products and services, and

     - a shift from in-house management to vendor solutions and outsourcing.

     We also believe that a key driver of demand is the continuing trend for network operators and service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of local, long distance, international, mobile, cable television, data, electronic commerce and Internet services).

     As a result of these developments, we believe that CC&B Systems will continue to account for the largest share of our total revenue.

     During fiscal 1999, we entered into an agreement to acquire International Telecommunication Data Systems, Inc. ("ITDS"), a leading provider of outsourcing for billing operations. See discussion below "-- Recent Developments". This acquisition is expected to expand the scope of our CC&B Systems offering and further establish our leadership in providing total solutions to the telecommunications industry.

     Although the business of publishing traditional yellow page and white page directories is a mature business in the United States, it continues to be a significant source of revenue for us worldwide. We believe that we are a leading provider of Directory Systems in most of the markets that we serve.

     - License and service fee revenue from the sale of Directory Systems totaled $158.6 million in the year ended September 30, 1999, accounting for 25.3% of our revenue for such period, as compared to $151.9 million in fiscal 1998 and $123.8 million in fiscal 1997, where license and service fee revenue from the sale of Directory Systems represented 37.6% and 42.7%, respectively, of our revenue for such periods.

     We believe that the demand for Directory Systems will be favorably impacted by a broader introduction of electronic directories. We anticipate that over the next several years revenue will continue to grow from our Directory Systems offerings. However, we anticipate that the relative contribution to our total revenue of license and service fees from Directory Systems will decrease over time.

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our product development program. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the telecommunications market. Research and development expenditures amounted to $40.9 million, $25.6 million and $17.4 million in fiscal 1999, 1998 and 1997, respectively, representing 6.5%, 6.3% and 6.0%, respectively, of our revenue in these fiscal years. In the next several years, we intend to continue to make significant investments in our research and development activities.

     On June 7, 1999, we sold 2,000,000 ordinary shares and certain of our shareholders sold 18,426,000 ordinary shares in a public offering at a price of $22.4375 per share. The total net proceeds to us, after deduction of issuance costs, amounted to $41.4 million. In addition, on October 6, 1999, certain of our shareholders sold 20,700,000 ordinary shares in a secondary public offering at a price of $24.25 per share.

RESULTS OF OPERATIONS

     The following table sets forth for the fiscal years ended September 30, 1999, 1998 and 1997, certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                              YEAR ENDED
                                                             SEPTEMBER 30,
                                                         ---------------------
                                                         1999    1998    1997
                                                         -----   -----   -----
Revenue:
  License..............................................   11.9%   10.6%    9.0%
  Service..............................................   88.1    89.4    91.0
                                                         -----   -----   -----
                                                         100.0   100.0   100.0
                                                         -----   -----   -----
Operating expenses:
  Cost of license......................................    0.9     2.7     1.3
  Cost of service......................................   57.1    57.3    59.9
  Research and development.............................    6.5     6.3     6.0
  Selling, general and administrative..................   12.1    12.7    14.0
  Nonrecurring charges.................................     --      --     9.5
                                                         -----   -----   -----
                                                          76.6    79.0    90.7
                                                         -----   -----   -----
Operating income.......................................   23.4    21.0     9.3
Other expense, net.....................................    1.0     6.0     1.1
                                                         -----   -----   -----
Income before income taxes.............................   22.4    15.0     8.2
Income taxes...........................................    6.7     7.5     6.2
Cumulative effect of change in accounting principle,
  net..................................................     --       *      --
                                                         -----   -----   -----
Net income.............................................   15.7%    7.5%    2.0%
                                                         =====   =====   =====

---------------
* Less than 0.1%

  YEARS ENDED SEPTEMBER 30, 1999 AND 1998

     Revenue. Revenue for the year ended September 30, 1999 was $626.9 million, an increase of $223.1 million, or 55.3%, compared to fiscal 1998. The increase in revenue was primarily due to the continuance of the growth in the demand for our CC&B Systems solutions in our traditional target market of high-end and mid-tier telecommunications companies. Demand for customer care, billing and order management systems is diverse, as reflected by the broad cross section of new projects we were awarded in fiscal 1999. These projects covered customers in, among other locations, Europe, North America and Latin America, working within a wide range of operating environments, including wireline, wireless and data communications. In many cases, we expanded our ongoing relationships with existing customers, such as Deutsche Telekom (Germany) and Vodafone Group (United Kingdom). We also acquired many new customers, including GTE-TSI and Western Wireless in the United States, and Mannesmann Mobilfunk (Germany), Netcom (Norway) and Belgacom (Belgium) in Europe. In fiscal 1999, the demand for our CC&B Systems was primarily driven by the need for telecommunications companies to upgrade their customer care, billing and order management systems in response to growth in their subscriber base, increased competition in the subscriber market, and the need to offer convergent services.

     License revenue increased from $42.9 million in fiscal 1998 to $74.4 million in the year ended September 30, 1999, an increase of 73.4%. Service revenue increased by $191.6 million, or 53.1%, this fiscal year, from $360.9 million in fiscal 1998 to $552.5 million in fiscal 1999.

     Total CC&B Systems revenue for the year ended September 30, 1999 was $468.2 million, an increase of $216.4 million, or 85.9%, compared to fiscal 1998.

     Revenue from Directory Systems grew to $158.6 million for the year ended September 30, 1999, from $151.9 million for the previous fiscal year.

     In the year ended September 30, 1999, revenue from customers in Europe, North America and the rest of the world accounted for 41.8%, 36.1% and 22.1%, respectively, compared to 27.2%, 52.2% and 20.6%, respectively, in the year ended September 30, 1998. The growth in revenue from customers in Europe was primarily attributable to increased competition among telecommunications companies within and continued deregulation of the European market.

     Cost of License. Cost of license for fiscal 1999 was $5.5 million, a decrease of $5.2 million from cost of license for the prior fiscal year. Cost of license includes amortization of purchased computer software and intellectual property rights. The decrease in cost of license for fiscal 1999 was attributable primarily to reductions in the required amortization of purchased computer software.

     Cost of Service. Cost of service for fiscal 1999 was $357.8 million, an increase of $126.4 million, or 54.7%, compared to cost of service of $231.4 million for the year ended September 30, 1998. Cost of service is predominantly related to salary and employee related expenses. The absolute increase in cost of service is consistent with the increase in revenue for the year ended September 30, 1999, and reflects increased employment levels required to support our continuing growth in revenue.

     Research and Development. Research and development expense is primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our product development program. In fiscal 1999, research and development expense was $40.9 million, or 6.5% of revenue, compared with $25.6 million, or 6.3% of revenue, in the previous fiscal year. The increase in research and development expense represents ongoing expenditures primarily for CC&B Systems and also for Directory Systems.

     Selling, General and Administrative. Selling, general and administrative expense is primarily comprised of compensation expense and increased by 47.9% to $75.7 million, or 12.1% of revenue, in fiscal 1999, from $51.2 million, or 12.7% of revenue, in the year ended September 30, 1998. The absolute increase in selling, general and administrative expense is in line with the increase in our revenue for fiscal 1999.

     Operating Income. Operating income in the year ended September 30, 1999 was $147.0 million, as compared with $84.9 million in the previous fiscal year, an increase of 73.2%. Operating income was 23.4% of revenue for fiscal 1999, as compared to 21.0 % for fiscal 1998, primarily due to an increase in profit margin on license revenue.

     Other Expense, Net. Other expense, net consists primarily of interest expense. In the year ended September 30, 1999, other expense, net was $6.2 million, a decrease of $17.9 million from the prior fiscal year. The decrease is primarily attributed to reductions in our bank debt through the use of cash from operations and proceeds from our initial public offering in June 1998. Interest expense in fiscal 1998 related primarily to senior bank debt and subordinated debt.

     Income Taxes. Income taxes in fiscal 1999 were $42.2 million on income before taxes of $140.8 million, an overall effective tax rate of 30%. In fiscal 1998, income taxes were $30.4 million on income before taxes of $60.8 million, an overall effective tax rate of 50%, resulting from significant interest expense in a tax jurisdiction in which we are tax exempt, which resulted in no tax benefit to offset the tax incurred by us in other jurisdictions. See discussion below "-- Effective Tax Rate".

     Net Income. Net income was $98.5 million in the year ended September 30, 1999 compared to $30.1 million for the previous fiscal year. Net income was 15.7% of revenue for fiscal 1999, as compared to 7.5% for fiscal 1998.

     Diluted earnings per share increased from $0.19 in the year ended September 30, 1998 to $0.49 in fiscal 1999.

  YEARS ENDED SEPTEMBER 30, 1998 AND 1997

     Revenue. Revenue for the year ended September 30, 1998 was $403.8 million, an increase of $113.7 million, or 39.2%, compared to the prior fiscal year. License revenue increased from $26.0 million in fiscal 1997 to $42.9 million in fiscal 1998, an increase of 65.0%, and service revenue increased 36.6%, or $96.8 million, from fiscal 1997. Total CC&B Systems revenue for the year ended September 30, 1998 was $251.8 million, an increase of $85.5 million, or 51.4%, compared to the prior fiscal year. Revenue attributable to Directory Systems was $151.9 million for the year ended September 30, 1998, an increase of $28.2 million, or 22.8%, from fiscal 1997. The growth in revenue in fiscal 1998 was attributable to sales to new customers, as well as sales of additional products and services to existing customers.

     In fiscal 1998, revenue from customers in North America, Europe and the rest of the world accounted for 52.2%, 27.2% and 20.6%, respectively, compared to 63.8%, 11.3% and 24.9%, respectively, in fiscal 1997.

     Cost of License. Cost of license for fiscal 1998 was $10.7 million, an increase of $7.0 million, or 189.2%, from cost of license for fiscal 1997. Cost of license in fiscal 1998 included amortization of purchased computer software and intellectual property rights, and in fiscal 1997 included royalty expense paid to certain subsidiaries of SBC in connection with the grant to us of licenses to use certain software jointly developed with those subsidiaries.

     Cost of Service. Cost of service for fiscal 1998 was $231.4 million, an increase of $57.7 million, or 33.2%, from cost of service of $173.7 million for fiscal 1997. As a percentage of revenue, cost of service decreased to 57.3% in fiscal 1998 from 59.9% in fiscal 1997. The absolute increase in cost of service was consistent with the increase in revenue for the period, as these costs are predominately for compensation and reflect increased employment levels needed to support the growth in revenue.

     Research and Development. In fiscal 1998, research and development expense was $25.6 million, or 6.3% of revenue, compared with $17.4 million, or 6.0% of revenue, in fiscal 1997. The increase in research and development expense in fiscal 1998 represented ongoing expenditures for both CC&B Systems and Directory Systems.

     Selling, General and Administrative. Selling, general and administrative expense increased by 25.5%, to $51.2 million, in fiscal 1998, from $40.8 million in the prior fiscal year. As a percentage of revenue, selling, general and administrative expense decreased from 14.0% of revenue in fiscal 1997 to 12.7% of revenue in fiscal 1998.

     Nonrecurring Charges. In the fourth quarter of fiscal 1997, we recorded nonrecurring charges of $27.6 million. Of this amount, $1.8 million was due to the write-off of in-process research and development for technology related to certain software rights (which rights included the termination of related future royalty payment obligations) acquired from several operating subsidiaries of SBC and the balance, $25.8 million, was attributable to the funding of a contribution to a trust for the benefit of certain officers and employees. See "Interest of Management in Certain Transactions -- Employee Trust Agreement" for more information.

     Operating Income. Operating income in fiscal 1998 was $84.9 million, as compared with $54.5 million in fiscal 1997, which, excluding the effect of the nonrecurring charges in that fiscal year, was an increase of 55.8%. As a percentage of revenue, operating income was 21.0% in fiscal 1998 compared to 18.8% in fiscal 1997, excluding the effect of the nonrecurring charges in that fiscal year.

     Other Expense, Net. Other expense, net was an expense of $24.1 million in fiscal 1998 and an expense of $3.3 million in fiscal 1997. The increase was primarily related to senior bank debt and subordinated debt, which debt was substantially repaid from the proceeds of our initial public offering.

     Income Taxes. Income taxes in fiscal 1998 were $30.4 million on income before taxes of $60.8 million. In the prior fiscal year, income taxes were $17.8 million on income before taxes of $23.7 million. Our consolidated effective tax rate for fiscal 1998 was 50%, due to significant interest expense in a tax jurisdiction in which we are tax exempt, which resulted in no tax benefit to offset the tax expense incurred by us in other jurisdictions. In fiscal 1997, we sustained a loss in a tax jurisdiction in which we are tax exempt, which resulted in no tax benefit to offset tax expense incurred by us in other jurisdictions.

     Net Income. Our net income was $30.1 million in fiscal 1998 compared to net income of $5.9 million in fiscal 1997. Net income was 7.5% of revenue for fiscal 1998, as compared to 2.0% for fiscal 1997.

     Diluted earnings per share increased from $0.05 in the year ended September 30, 1997 to $0.19 in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

  Financing Transactions

     We have primarily financed our operations through cash generated from operations, borrowings from banks and other lenders and two public offerings of our ordinary shares. Cash and cash equivalents totaled $85.2 million as of September 30, 1999 compared to $25.4 million as of September 30, 1998. The increase in cash and cash equivalents as of September 30, 1999 is attributable primarily to cash flows from operations and the $41.4 million in net proceeds from an offering of our ordinary shares completed in June 1999. Net cash provided by operating activities amounted to $152.3 million and $66.5 million for the years ended September 30, 1999 and 1998, respectively. A significant portion of our cash flow from operations during the year ended September 30, 1999 was used to repay bank debt and to invest in short term cash equivalents. We currently intend to retain our future earnings to support the further expansion of our business.

     As of September 30, 1999, we had short-term lines of credit totaling $152.0 million from various banks or bank groups, of which $2.4 million was outstanding. As of that date, we also had utilized approximately $16.2 million of a revolving credit facility to support outstanding bank guarantees.

     As of September 30, 1999, we had positive working capital of $35.9 million as compared to negative working capital of $84.3 million as of September 30, 1998. The increase in working capital is primarily attributed to cash generated from operating activities and to the proceeds of our offering in June 1999. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our needs in the near future.

     As of September 30, 1999, we had long-term obligations outstanding of $22.9 million in connection with leasing arrangements. Currently, our capital expenditures, consisting primarily of computer equipment and vehicles, are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

  Net Deferred Tax Assets

     Based on our assessment, it is more likely than not that all the net deferred tax assets as of September 30, 1999 will be realized through future taxable earnings. No significant increase in future taxable earnings would be required to fully realize the net deferred tax assets.

YEAR 2000 ISSUES

  Our State of Readiness

     We have identified the information technology, or IT, and non-IT systems, software and products involved in our business that we believe could be affected by year 2000 issues, and have assessed the efforts required to remediate or replace them. We also have identified versions of our products that we believe will not be made compliant and are assisting customers in upgrading or migrating to year 2000 compliant versions. As of September 30, 1999, substantially all of our major or key systems, software and products had already been, or, during the final quarter of calendar year 1999 will be in the final stages of being, remediated or replaced.

     We began evaluating year 2000 compliance issues in mid-1996. Since then the following functions have been performed:

     - a thorough examination and study of year 2000 compliance status,

     - adoption of a work plan,

     - analysis of solution alternatives, and

     - determination of our technical and business year 2000 policies.

     In recent years, new systems have been developed as year 2000 compliant and many of the older generations of our applications were made year 2000 compliant in cooperation with our customers (using our year 2000 methodology and tool kit). None of these systems have required mass data conversion, which is usually the most sensitive portion of the year 2000 migration. Recognizing the importance of year 2000 support in the IT industry and to provide an additional level of assurance to our customers, we have been conducting a thorough and systematic verification process. This effort is based on the application of industry-wide standards for year 2000 compliance. This verification process utilizes a specialized tool kit developed by us which includes a powerful search utility. For many customers we have conducted the verification process, because the ultimate verification for year 2000 compliance is best executed in their own working environment.

     As of September 30, 1999, we had completed the majority of the testing, implementation of changes and necessary refinements, but we will continue our extensive testing through the end of calendar year 1999. We expect that systems, software and products for which we have contractual responsibility currently are year 2000 compliant or will be compliant on a timely basis. We are not aware of any year 2000 issues with our customers that cannot be remedied.

     We have contacted all of our customers, and several of our vendors and other third parties with which we have relationships to identify potential year 2000 issues. These communications are also used to clarify which year 2000 issues are our responsibility and which are the responsibility of the third party. We do not anticipate that our third party year 2000 issues will be different than those encountered by other providers of information services, including our competitors. At this time, we are not aware of any year 2000 issues or problems relating to third parties with which we have a material relationship.

     With respect to our internal IT systems (including IT-based office facilities such as data and voice communications, building management and security systems, human resources and recruitment systems, purchasing, invoicing, finance and budget systems, general ledger and other administrative systems), both third party software and in-house developments, we have adopted standard industry practices, as published by the British Standards Institute, and methodologies suggested by the Gartner Group (INSPCT), in preparing for the year 2000 date change. Our year 2000 internal readiness program primarily covers:

     - taking inventory of hardware, software and embedded systems,

     - assessing business risks associated with such systems,

     - creating action plans to address known risks,

     - executing and monitoring action plans, and

     - contingency planning.

     Although we have not incurred any material cost or experienced material disruptions in our business associated with preparing our internal systems for the year 2000, there can be no assurance that we will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in our internal systems, which are composed of third party software, third party hardware that contains embedded software and our own software products. We are currently in the final stages of the process of implementing action plans for the remediation of risk areas. Our contingency plans include, among other things, manual "work-arounds" for software and hardware failure, as well as substitution of systems, if necessary.

  Costs To Address Our Year 2000 Issues

     Substantially all of our year 2000 compliance efforts occurred in connection with system upgrades or replacements that were otherwise planned (but perhaps accelerated due to the year 2000 issue) or which had significant improvements and benefits unrelated to year 2000 issues. The remainder of the costs that are incremental and directly related to year 2000 issues are not expected to be material to our financial position or results of operations.

     As of September 30, 1999, we had accrued approximately $0.5 million representing the estimated remaining costs to modify previously sold customized software products. We do not anticipate capitalizing any of these costs as they are attributable to warranties related to products developed for customers.

  Our Contingency Plans

     We have developed detailed contingency plans that we are continuing to modify and refine as appropriate in the fourth quarter of calendar year 1999. Those plans focus on matters which appear to be our most likely year 2000 risks, such as possible additional customer support efforts by us that would be necessary if customers or vendors are not year 2000 compliant.

EUROPEAN MONETARY UNION CURRENCY

     The euro will be phased in over the three-year period that commenced on January 1, 1999, when participating European countries began using the euro currency for non-cash transactions. We have begun to offer software products that are capable of handling the euro currency and converting from local currencies to the euro. There can be no assurance that our software or software provided to our customers by other vendors will ensure an errorless transition to the euro currency. As of September 30, 1999, we had accrued approximately $0.6 million representing estimated remaining costs to modify our software products to accept the euro currency under existing agreements with customers relating to previously sold products. We do not currently anticipate recovering these expenditures from our customers, as they relate to warranty agreements. There can be no assurance that such costs will not significantly exceed such estimate, in which case such costs could have a material effect on our results of operations and financial condition.

EFFECTIVE TAX RATE

     Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates in the countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate for the year ended September 30, 1999 was 30% compared to 50% in the prior fiscal year. The consolidated effective tax rate of 50% for fiscal 1998 was due to significant interest expense in a tax jurisdiction in which we are tax exempt, which resulted in no tax benefit to offset the tax expense incurred by us in other jurisdictions.

RECENT DEVELOPMENTS

     On November 30, 1999, we completed our acquisition of ITDS, in a stock-for-stock transaction, which was accounted for under the purchase method of accounting. We issued 6,516,474 ordinary shares and options to acquire 1,107,621 ordinary shares in connection with the consummation of the transaction. ITDS is a leading provider of billing and customer care service bureau solutions to wireless telecommunication service providers. ITDS' revenue and net loss for its fiscal year ended December 31, 1998 were $115.5 million and $3.9 million, respectively. For the nine months ended September 30, 1999, ITDS had revenue and net income of $105.9 million and $12.7 million, respectively. ITDS had total assets of $173.4 million as of September 30, 1999.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

     Approximately 85% of our revenue is in dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 55% of our operating expenses are paid in dollars or are linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of September 30, 1999, we had hedged most of our significant exposures in currencies other than the dollar.

FOREIGN CURRENCY RISK

     We enter into foreign exchange forward contracts to hedge some of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency and anticipated costs to be incurred in a foreign currency. We seek to minimize the risk that the fair value of sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency, the dollar, will be affected by changes in exchange rates. See Note 18 to our consolidated financial statements. The following table summarizes our foreign currency forward exchange agreements as of September 30, 1999. The table (all dollar amounts in millions) presents the notional amounts, weighted average exchange rates by expected (contractual) maturity dates, and fair value of the total derivative instruments as of September 30, 1999. Notional values and average contract rates are calculated based on forward rates as of September 30, 1999 dollar translated.

                                            FOR THE YEAR ENDED SEPTEMBER 30,
                                            --------------------------------    FAIR VALUE
                                             2000      2001    2002    2003    OF DERIVATIVE
                                            -------   ------   -----   -----   -------------
Forward contracts to sell foreign currency in dollars:
British Pounds
  Notional value..........................  $ 11.70   $13.40      --      --       $(0.5)
  Average contract rate...................     1.65     1.64      --      --          --
Austrian Shillings
  Notional value..........................  $ 10.90       --      --      --       $(0.1)
  Average contract rate...................    12.70       --      --      --          --
Canadian Dollars
  Notional value..........................  $ 12.00       --      --      --       $(0.6)
  Average contract rate...................     1.46       --      --      --          --
Japanese Yen
  Notional value..........................  $  1.00       --      --      --           *
  Average contract rate...................   105.85       --      --      --          --
Other Currencies
  Notional value..........................  $  4.70       --      --      --           *

                                            FOR THE YEAR ENDED SEPTEMBER 30,
                                            --------------------------------    FAIR VALUE
                                             2000      2001    2002    2003    OF DERIVATIVE
                                            -------   ------   -----   -----   -------------
Forward contracts to buy foreign currency for dollars:
Australian Dollars
  Notional value..........................  $ 15.90   $ 5.40   $6.00   $4.70       $ 0.4
  Average contract rate...................     0.65     0.65    0.65    0.65          --
Israeli Shekels
  Notional value..........................  $142.50       --      --      --       $(2.5)
  Average contract rate...................     4.38       --      --      --          --

---------------
* Less than $100,000

INTEREST RATE RISK

     Our interest expenses and income are sensitive to changes in interest rates, as all of our borrowings and cash reserves are subject to interest rate changes. Excess liquidity invested in short-term investments currently bears minimal interest rate risk. As of September 30, 1999, we had approximately $2.4 million outstanding on our revolving line of credit and short-term credit agreements and $22.9 million recorded as long-term lease obligations, which in the aggregate bear minimal interest rate risk.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

GENERAL

     We are organized under the laws of Guernsey and, as set forth in our Articles of Association, we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our principal operating subsidiaries are Amdocs (Israel) Limited (Israel), Amdocs, Inc. (the United States), Amdocs (UK) Limited (the United Kingdom) and Amdocs Development Limited (Cyprus). We rely on the executive officers of our operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries.

EXECUTIVE OFFICERS AND DIRECTORS AND OTHER KEY EMPLOYEES

     The board of directors and the executive officers of Amdocs and our subsidiaries and their ages as of November 19, 1999, are as follows:

                      NAME                        AGE   POSITION
                      ----                        ---   --------
Bruce K. Anderson (2)(3)........................  59    Chairman of the Board and Chief
                                                          Executive Officer, Amdocs Limited
Robert A. Minicucci (2)(3)......................  47    Director and Chief Financial Officer,
                                                          Amdocs Limited
Avinoam Naor (3)................................  51    Director of Amdocs Limited and Chief
                                                          Executive Officer of Amdocs
                                                          Management Limited
Dov Baharav.....................................  49    Senior Vice President and Chief
                                                        Financial Officer, Amdocs Management
                                                          Limited
Thomas G. O'Brien...............................  38    Treasurer and Secretary, Amdocs
                                                        Limited
Nehemia Lemelbaum...............................  56    Senior Vice President, Amdocs
                                                          Management Limited
Mario Segal.....................................  52    Senior Vice President and Chief
                                                        Operating Officer, Amdocs Management
                                                          Limited
Joshua Ehrlich..................................  50    Senior Vice President, Amdocs
                                                          Management Limited
Simon Cassif....................................  57    Senior Vice President, Amdocs (UK)
                                                          Limited
Melinos Pissourios..............................  31    General Manager, Amdocs Development
                                                          Limited
Adrian Gardner (1)(2)(3)........................  37    Director
Stephen Hermer..................................  38    Director
James S. Kahan..................................  52    Director
Paz Littman (2)(3)..............................  43    Director
John T. McLennan................................  54    Director
Lawrence Perlman (1)............................  61    Director
Michael J. Price................................  42    Director
Urs Suter.......................................  41    Director

---------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of Executive Committee

     Bruce K. Anderson has been Chief Executive Officer and Chairman of the Board of Amdocs since September 1997. Since August 1978, he has been a general partner of WCAS, an investment firm which specializes in the acquisition of companies in the information services, communications and health care industries. Investment partnerships affiliated with WCAS are collectively our largest stockholder. Mr. Anderson served for nine years with Automated Data Processing, Inc. ("ADP") until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of several private companies.

     Robert A. Minicucci has been Chief Financial Officer and a director of Amdocs since September 1997. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. Mr. Minicucci served for twelve years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. He is also a director of several private companies.

     Avinoam Naor has been a director of Amdocs Limited since January 1999 and is Chief Executive Officer of Amdocs Management Limited, having overall coordination responsibility for the operations and activities of our operating subsidiaries. Mr. Naor was a member of the team that founded Amdocs in 1982 and initially served as a Senior Vice President. He has been involved with software development for 28 years, working on projects for the development of application and infrastructure software for communications systems and developing and marketing directory assistance systems. Mr. Naor was also a member of the team that established the computerized system for Golden Pages, the Israeli Yellow Pages company.

     Dov Baharav is a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited, and has overall coordination responsibility for the financial reporting of our operating subsidiaries. Mr. Baharav joined Amdocs in 1991 in St. Louis, Missouri and until 1995 served as Vice President and President of Amdocs, Inc., our principal U.S. subsidiary. Prior to joining Amdocs, Mr. Baharav served as Chief Operating Officer of Oprotech Ltd., a publicly held company that develops, manufactures and markets electro-optical devices.

     Thomas G. O'Brien is Treasurer and Secretary of Amdocs Limited and since July 1995 has held other financial management positions within Amdocs. From July 1993 to July 1995, Mr. O'Brien was Controller of Big River Minerals Corporation, a diversified natural resources company. From 1989 to 1993, Mr. O'Brien was the Assistant Controller for Big River Minerals Corporation. From 1983 to 1989, Mr. O'Brien was a certified public accountant with Arthur Young and Company (now Ernst & Young LLP). Mr. O'Brien is a member of the American Institute of Certified Public Accountants and the Missouri Society of Certified Public Accountants.

     Nehemia Lemelbaum is Senior Vice President, Strategy and Corporate Development, of Amdocs Management Limited. He joined Amdocs in 1985, with initial responsibility for our U.S. operations. Mr. Lemelbaum led our development of graphic products for the Yellow Pages industry and directed our development of CC&B Systems. He served for nine years with Contahal Ltd., a leading Israeli software house, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (in effect the organization that is currently Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing.

     Mario Segal is a Senior Vice President and the Chief Operating Officer of Amdocs Management Limited. He joined Amdocs in 1984 as Senior Vice President and was a leading member of the team that developed the "ADS(NG)/Family of Products" directory automation systems and the "Customer Care and Billing Platform". Mr. Segal was also an account manager for a major North American Yellow Pages publisher and prior thereto managed the computer department of a major Israeli insurance company, leading large-scale software development projects and strategic planning of automation systems.

     Joshua Ehrlich is Senior Vice President, Business Development, of Amdocs Management Limited. Mr. Ehrlich has overall responsibility for coordinating new business development. He joined Amdocs in 1985. Mr. Ehrlich served as the account manager for one of our major North American installations, and subsequently had responsibility for major product development efforts. Following that, he assumed the responsibility for coordinating our sales support activities. Prior to joining Amdocs, Mr. Ehrlich managed the industrial application division of a leading Israeli software company, with responsibility for business development, overall project control and coordination of sales support.

     Simon Cassif is a Senior Vice President of Amdocs (UK) Limited. He has principal responsibility for developing our relationships with strategic customers in Europe. Mr. Cassif joined Amdocs in January 1994 and has since been devoting most of his efforts to business development in the area of customer care and billing. Prior to joining Amdocs, Mr. Cassif was Chief Information Officer and Vice President, Systems and Computers at Bezeq, the Israel Telecommunication Corp. Ltd. Mr. Cassif held this position for twelve years, with full responsibility for Bezeq Information Technology strategy, systems development, maintenance and operations.

     Melinos Pissourios is General Manager of Amdocs Development Limited. Mr. Pissourios, who joined Amdocs in April 1998, is also the Financial Controller of Amdocs Development Limited in Cyprus. Prior to joining Amdocs, Mr. Pissourios was the Group Financial Controller at AEC Holland Group. He also worked for KPMG Peat Marwick for four years. Mr. Pissourios is a member of the Institute of Chartered Accountants of England & Wales and of the Cyprus Institute of Certified Public Accountants and he is a registered auditor in Cyprus.

     Adrian Gardner has been a director of Amdocs since April 1998. Mr. Gardner is an Executive Director of Lazard Brothers & Co., Limited, based in London and works with technology and telecommunications-related companies. Prior to joining Lazard Brothers in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now Price Waterhouse Coopers). Mr. Gardner is a member of the Institute of Chartered Accountants in England & Wales and a member of The Securities Institute.

     Stephen Hermer has been a director of Amdocs since April 1998. In 1998, Mr. Hermer joined the law firm of Olswang, based in London, where he practices corporate and securities law. Prior to that, he was a partner with the London law firm of Frere Cholmeley Bischoff.

     James S. Kahan has been a director of Amdocs since April 1998. Mr. Kahan has worked at SBC since 1983, and currently serves as its Senior Executive Vice President-Corporate Development, a position he has held since 1992. Prior to joining SBC, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T.

     Paz Littman has been a director of Amdocs since September 1997. Since October 1996, he has served as President of Aurum Management and Consulting Ltd., a privately held company, which makes and manages investments for shareholders of the Aurec Group. From 1991 to 1996, Mr. Littman was an active partner with the law firm of Meitar, Littman & Co.

     John T. McLennan has been a director of Amdocs since November 1999. Mr. McLennan founded and has been the President of Jenmark Consulting Inc. since 1997. From 1994 to 1997 Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan currently serves on the board of directors of Architel Systems Corporation and several other software/communication companies.

     Lawrence Perlman has been a director of Amdocs since April 1998. He has been Chairman of Ceridian Corporation since 1992, and its Chief Executive Officer since 1990. Ceridian Corporation is a provider of information services to employers to administer various human resource functions, as well as information services for the transportation and electronic media markets. Mr. Perlman is also a director and Chairman of Seagate Technology, Inc., and a director of The Valspar Corporation and Computer Network Technology Corporation. Mr. Perlman has been a director of Ceridian since 1985.

     Michael J. Price has been a director of Amdocs since January 1998. He is co-Chief Executive Officer of FirstMark Communications International LLC, a broadband communications company in Europe. Prior to that, he worked at Lazard Freres & Co. L.L.C., starting in 1987, serving first as a Vice President and then as a Managing Director, where he led its technology and telecommunications group. He is also a director of SpectraSite, a leading tower management company.

     Urs Suter has been a director of Amdocs since May 1999. Mr. Suter has been the managing partner of the law firm Suter Attorneys at Law, in Zurich, Switzerland, since 1995. Prior to that, he was a partner with Price Waterhouse (now Price Waterhouse Coopers). He is also a director of several private companies.

DIRECTORS

     All directors hold office until the next annual meeting of our shareholders or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

EXECUTIVE OFFICERS

     Executive officers of Amdocs are elected by the board of directors on an annual basis and serve until the next annual meeting of the board of directors or until their respective successors have been duly elected or qualified or their positions are earlier vacated by resignation or otherwise. The executive officers of each of the Amdocs subsidiaries are elected by the board of directors of such subsidiary on an annual basis and serve until the next annual meeting of such board of directors or until their respective successors have been duly elected or qualified or their positions are earlier vacated by resignation or otherwise.

BOARD COMMITTEES

     The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices.

     The Compensation Committee of the board of directors determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and the consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs.

     We have also established an Executive Committee which may act from time to time instead of the full board of directors and has such responsibilities as may be delegated to it by the Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our Compensation Committee consists of Messrs. Anderson, Minicucci, Gardner and Littman. None of the members of the Committee was an employee of ours at any time during fiscal 1999.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     As of September 30, 1999, we pay our non-employee directors who are not associated with any of our principal shareholders (i) $10,000 per annum and (ii) $1,500 per meeting of the board of directors and $500 per meeting of a committee of the Board. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board of directors or committees thereof. Under certain circumstances, directors are also eligible to receive stock options.

     A total of eleven persons who served either as an executive officer or director of Amdocs during fiscal 1999 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $4.5 million, which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues) or other fringe benefits.

     During fiscal year 1999, we granted options to four executive officers and directors to purchase a total of 1,008,700 ordinary shares at an average price of $23.57 per share, with vesting over three to nine year terms.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

EMPLOYEE STOCK OPTIONS

     From January, 1998 through September 30, 1999 we granted options, net of forfeitures, to purchase approximately 6,196,000 ordinary shares to our officers and employees, and options to purchase 41,000 ordinary shares to our non-employee directors and consultants, pursuant to a stock option and incentive plan (the "Option Plan") adopted in January 1998. The weighted average exercise price of those options is $11.75. The options vest over a period of three to nine years commencing from the date of the grant. The purpose of the Option Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. The Option Plan is administered by a committee appointed by the Board and expires ten years after the date of its adoption.

     The ordinary shares acquired upon exercise of an option and the restricted shares that may be granted under the Option Plan will be subject to certain restrictions on transfer, sale or hypothecation. Options will be exercisable and restrictions on disposition of shares will lapse pursuant to the term of the individual agreements under which such options were granted or shares issued.

     In connection with our acquisition of ITDS, we issued options to acquire 1,107,621 of our ordinary shares. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Recent Developments".

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

EMPLOYEE TRUST AGREEMENT

     In September 1997, we contributed $25.8 million to an irrevocable secular trust (the "Trust"), the beneficiaries of which are primarily software and information technology specialists who have played an important role in our success. The Trust will distribute on specified dates within the next five years cash amounts to those beneficiaries employed by us on those dates. The amounts to be distributed to the beneficiaries employed by us on the relevant dates will include any appreciation in the value of the Trust's assets and are dependent upon certain conditions, such as the amount of cash available and the Trust's ability to realize the value of the assets it holds. Termination of a beneficiary's employment with Amdocs will not affect entitlement to a beneficiary's minimum interest in the Trust which was fixed at the time of our contribution to the Trust, and any terminated employee will receive such interest in September 2007. In September 1997, the Trust used the contribution from Amdocs and other resources to purchase 5,720,000 ordinary shares from us for an aggregate consideration of approximately $31.6 million. The Trust is required to liquidate any investments held in respect of any beneficiary and distribute only a cash payment.

INVESTMENT AGREEMENTS

     In September 1997, Amdocs and affiliates of WCAS and certain other investors (the "WCAS Investors") entered into a Share Subscription Agreement under which the WCAS Investors acquired from us on September 22, 1997, $3.27 million principal amount of our junior promissory notes and shares representing 8.7% of our then outstanding equity for $61.2 million. On that date, Amdocs and the WCAS Investors also entered into a Conditional Investment Agreement, under which the WCAS Investors agreed, subject to the satisfaction of specific revenue and cash flow targets through November 30, 1997, to acquire additional shares of Amdocs which, when added to the shares acquired under the Share Subscription Agreement, would constitute 35.0% of our outstanding equity as of September 22, 1997. Concurrently with the signing of the Conditional Investment Agreement, a subsidiary of Amdocs, European Software Marketing Ltd. ("ESM"), entered into a Note Purchase Agreement with WCAS Capital Partners III, L.P., an investment partnership affiliated with WCAS, and several other investors, providing for the issuance of up to $125.0 million principal amount of 10% subordinated notes of ESM, subject to the satisfaction of the same financial targets set forth in the Conditional Investment Agreement. In January 1998, with the financial targets having been met, ESM sold $123.5 million principal amount of subordinated notes under the Note Purchase Agreement for a purchase price equal to their principal amount. On March 30, 1998, we completed the transactions contemplated by the Conditional Investment Agreement by issuing and selling to the WCAS Investors 51,507,716 ordinary shares for $95.83 million in cash and the surrender of the $3.27 million principal amount of junior promissory notes issued by us in September 1997.

     Some entities in which several of our directors and executive officers and our subsidiaries have a beneficial interest participated in the investments made pursuant to the Share Subscription Agreement and the Conditional Investment Agreement and acquired beneficial ownership of 2,078,336 ordinary shares for a total investment of $4.0 million.

     The proceeds of the equity and subordinated debt investments made under the Share Subscription Agreement, the Conditional Investment Agreement and the Note Purchase Agreement were used, together with the proceeds of a senior bank debt financing and internally generated funds, (1) to acquire for $40.0 million certain intellectual property rights from operating subsidiaries of SBC and (2) to fund an internal corporate reorganization. Following the reorganization, $478.7 million in dividends were paid to our shareholders, including a total of $39.9 million to the WCAS Investors.

SHAREHOLDERS AGREEMENTS

     In connection with the Share Subscription Agreement and Conditional Investment Agreement, SBCI, WCAS (on behalf of the WCAS Investors), AIL and Amdocs, entered into a shareholders agreement, under which these shareholders have certain rights to have their shares registered for sale to the public under the Securities Act of 1933, as amended.

     Pursuant to separate Shareholders Agreements entered into in 1995 among various of our shareholders as of that date, the parties thereto have, subject to the occurrence of specified events, call and put rights with respect to certain shares held by the parties. These rights expire ratably over time and fully expire in 2002. The exercise of such rights will not affect the number of ordinary shares.

RELATIONSHIP WITH SBC

     Until September 1997, SBC and some of its operating subsidiaries had specified ownership and marketing rights with respect to some of our software products that were developed and owned jointly by us and such SBC subsidiaries. In September 1997, we entered into a series of agreements with these SBC subsidiaries pursuant to which we purchased certain rights from them and terminated related future royalty payment obligations for a total consideration of $40.0 million.

     In March 1999, we entered into an agreement with a subsidiary of SBC, under which SBC has agreed that the level of support and development services that we will provide to SBC and its subsidiaries over the next three years will be at least equal to a substantial portion of the services we currently provide to SBC.

     SBC and some of its operating subsidiaries are also significant customers of ours. During fiscal 1999, 1998 and 1997, SBC and those subsidiaries accounted for approximately 15.9%, 20.8% and 34.5%, respectively, of our revenue.

OTHER RELATIONSHIPS

     Since fiscal 1997, we have provided a CC&B System and related customization and implementation services to GoldenLines Limited, a provider of international telephone service for calls to and from Israel. SBC and Morris S. Kahn have a significant beneficial interest in GoldenLines.

     SBC and Mr. Kahn also are the beneficial owners of a company that leases office facilities and provides certain miscellaneous support services to us in Israel.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

     Not applicable.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See item 19.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     Item 19A  Audited Consolidated Financial Statements

        1.  Report of Independent Auditors

        2.  Consolidated Balance Sheets as of September 30, 1999 and 1998

        3. Consolidated Statements of Operations for the years ended September 30, 1999, 1998 and 1997

        4. Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the years ended September 30, 1999, 1998 and 1997

        5. Consolidated Statements of Cash Flows for the years ended September 30, 1999, 1998 and 1997

        6.  Notes to Consolidated Financial Statements

     Item 19B  Exhibits

        21.1  Subsidiaries of Amdocs Limited

        23.1  Consent of Ernst & Young LLP

        99.1  Amdocs Limited Press Release dated November 9, 1999

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Amdocs Limited

                                          /s/  THOMAS G. O'BRIEN
                                          --------------------------------------
                                          Thomas G. O'Brien
                                          Treasurer and Secretary
                                          Authorized U.S. Representative

Date: December 6, 1999

               INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets as of September 30, 1999 and
  1998......................................................  F-3
Consolidated Statements of Operations for the years ended
  September 30, 1999, 1998 and 1997.........................  F-4
Consolidated Statements of Changes in Shareholders' Equity
  (Deficit) for the years ended September 30, 1999, 1998 and
  1997......................................................  F-5
Consolidated Statements of Cash Flows for the years ended
  September 30, 1999, 1998 and 1997.........................  F-6
Notes to Consolidated Financial Statements..................  F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders Amdocs Limited

     We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 1999 and 1998, and the related statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited as of September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the periods ended September 30, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

St. Louis, Missouri
November 4, 1999

                                 AMDOCS LIMITED

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  AS OF SEPTEMBER 30,
                                                              ---------------------------
                                                                1999              1998
                                                              ---------         ---------
                                         ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  85,174         $  25,389
  Accounts receivable, including unbilled of $3,415 in 1999
     and $10,331 in 1998....................................    145,184            79,723
  Accounts receivable from related parties, including
     unbilled of $828 in 1999 and $537 in 1998..............     14,128            10,235
  Deferred income taxes and taxes receivable................     29,899            14,534
  Prepaid expenses and other current assets.................     16,390            11,991
                                                              ---------         ---------
          Total current assets..............................    290,775           141,872
Equipment, vehicles and leasehold improvements, net.........     83,997            46,404
Deferred income taxes.......................................      5,605             7,773
Intellectual property, net..................................     20,742            23,362
Other noncurrent assets.....................................     28,892            20,555
                                                              ---------         ---------
          Total assets......................................  $ 430,011         $ 239,966
                                                              =========         =========
                     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable and accrued expenses.....................  $  64,802         $  47,599
  Accrued personnel costs...................................     40,092            29,948
  Short-term financing arrangements.........................      2,381            91,565
  Deferred revenue..........................................    104,688            29,241
  Short-term portion of capital lease obligations...........      5,722             2,952
  Forward exchange obligations..............................      3,792             2,926
  Income taxes payable and deferred income taxes............     33,412            21,919
                                                              ---------         ---------
          Total current liabilities.........................    254,889           226,150
Long-term portion of capital lease obligations..............     17,148             9,215
Other noncurrent liabilities................................     34,237            26,490
                                                              ---------         ---------
          Total liabilities.................................    306,274           261,855
                                                              ---------         ---------
Shareholders' equity (deficit):
  Preferred Shares -- Authorized 25,000 shares; L0.01 par
     value; 0 shares issued and outstanding.................         --                --
  Ordinary Shares -- Authorized 550,000 shares; L0.01 par
     value; 198,800 and 196,800 outstanding in 1999 and
     1998, respectively.....................................      3,181             3,149
  Additional paid-in capital................................    489,099           447,503
  Unrealized loss on derivative instruments.................     (1,157)           (1,495)
  Unearned compensation.....................................     (3,830)           (8,947)
  Accumulated deficit.......................................   (363,556)         (462,099)
                                                              ---------         ---------
          Total shareholders' equity (deficit)..............    123,737           (21,889)
                                                              ---------         ---------
          Total liabilities and shareholders' equity
            (deficit).......................................  $ 430,011         $ 239,966
                                                              =========         =========

                            See accompanying notes.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Revenue:
     License (*)............................................  $ 74,387   $ 42,891   $ 25,995
     Service (*)............................................   552,468    360,876    264,107
                                                              --------   --------   --------
                                                               626,855    403,767    290,102
                                                              --------   --------   --------
Operating expenses:
     Cost of license (*)....................................     5,515     10,732      3,711
     Cost of service (*)....................................   357,809    231,360    173,704
     Research and development...............................    40,874     25,612     17,386
     Selling, general and administrative....................    75,659     51,168     40,769
     Nonrecurring charges (*)...............................        --         --     27,563
                                                              --------   --------   --------
                                                               479,857    318,872    263,133
                                                              --------   --------   --------
Operating income............................................   146,998     84,895     26,969
Other expense, net (*)......................................     6,223     24,126      3,266
                                                              --------   --------   --------
Income before income taxes and cumulative effect............   140,775     60,769     23,703
Income taxes................................................    42,232     30,385     17,827
                                                              --------   --------   --------
Income before cumulative effect.............................    98,543     30,384      5,876
Cumulative effect of change in accounting principle, net of
  $277 tax..................................................        --        277         --
                                                              --------   --------   --------
          Net income........................................  $ 98,543   $ 30,107   $  5,876
                                                              ========   ========   ========
Basic earnings per share
  Income before cumulative effect...........................  $   0.50   $   0.19   $   0.05
  Cumulative effect of change in accounting principle (less
     than $0.01)............................................        --         --         --
                                                              --------   --------   --------
          Net income........................................  $   0.50   $   0.19   $   0.05
                                                              ========   ========   ========
Diluted earnings per share Income before cumulative
  effect....................................................  $   0.49   $   0.19   $   0.05
  Cumulative effect of change in accounting principle (less
     than $0.01)............................................        --         --         --
                                                              --------   --------   --------
          Net income........................................  $   0.49   $   0.19   $   0.05
                                                              ========   ========   ========
Basic weighted average number of shares outstanding.........   197,436    158,528    108,330
                                                              ========   ========   ========
Diluted weighted average number of shares outstanding.......   200,262    159,442    110,915
                                                              ========   ========   ========

---------------
(*) See Note 3.

                            See accompanying notes.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  UNREALIZED                                       TOTAL
                                ORDINARY SHARES    ADDITIONAL       LOSS ON                                    SHAREHOLDERS'
                                ----------------    PAID-IN       DERIVATIVE        UNEARNED     ACCUMULATED      EQUITY
                                SHARES    AMOUNT    CAPITAL       INSTRUMENTS     COMPENSATION     DEFICIT       (DEFICIT)
                                -------   ------   ----------   ---------------   ------------   -----------   -------------
BALANCE AS OF OCTOBER 1,
1996..........................  107,916   $1,727    $ 14,348        $    --         $     --      $     (87)     $  15,988
Net income....................       --      --           --             --               --          5,876          5,876
Dividends declared, $0.18 per
  share.......................       --      --           --             --               --        (19,311)       (19,311)
Issuance of Ordinary Shares,
  net.........................   16,792     269       91,431             --               --             --         91,700
                                -------   ------    --------        -------         --------      ---------      ---------
BALANCE AS OF SEPTEMBER 30,
  1997........................  124,708   1,996      105,779             --               --        (13,522)        94,253
Net income....................       --      --           --             --               --         30,107         30,107
Unrealized loss on derivative
  instruments, net of $640
  tax.........................       --      --           --         (1,495)              --             --         (1,495)
Dividends declared, $3.76 per
  share.......................       --      --           --             --               --       (478,684)      (478,684)
Issuance of Ordinary Shares,
  net.........................   54,092     865       97,583             --               --             --         98,448
Initial public offering of
  Ordinary Shares, net........   18,000     288      233,902             --               --             --        234,190
Stock options granted, net of
  forfeitures.................       --      --       10,239             --          (10,239)            --             --
Amortization of unearned
  compensation................       --      --           --             --            1,292             --          1,292
                                -------   ------    --------        -------         --------      ---------      ---------
BALANCE AS OF SEPTEMBER 30,
  1998........................  196,800   3,149      447,503         (1,495)          (8,947)      (462,099)       (21,889)
Net income....................       --      --           --             --               --         98,543         98,543
Unrealized income on
  derivative instruments, net
  of $145 tax.................       --      --           --            338               --             --            338
Issuance of Ordinary Shares,
  net.........................    2,000      32       41,352             --               --             --         41,384
Stock options granted, net of
  forfeitures.................       --      --          244             --             (163)            --             81
Amortization of unearned
  compensation................       --      --           --             --            5,280             --          5,280
                                -------   ------    --------        -------         --------      ---------      ---------
BALANCE AS OF SEPTEMBER 30,
  1999........................  198,800   $3,181    $489,099        $(1,157)        $ (3,830)     $(363,556)     $ 123,737
                                =======   ======    ========        =======         ========      =========      =========

                            See accompanying notes.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                             ---------------------------------
                                                               1999        1998        1997
                                                             ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income.................................................  $  98,543   $  30,107   $   5,876
Reconciliation of net income to net cash provided by
  operating activities:
     Depreciation..........................................     19,610      12,611       8,066
     Amortization..........................................     10,991      16,485         328
     Loss on sale of equipment.............................        549         149         137
     Deferred income taxes.................................     (4,026)     (1,351)    (11,868)
     Write-off of purchased computer software..............         --          --       1,800
     Unrealized income (loss) on derivative Instruments....        483      (2,135)         --
Net changes in operating assets and liabilities:
  Accounts receivable......................................    (69,354)    (26,000)    (19,357)
  Prepaid expenses and other current assets................     (4,400)     (5,244)      1,258
  Other noncurrent assets..................................    (10,350)     (3,324)     (3,958)
  Accounts payable and accrued expenses....................     24,018      23,906      20,971
  Forward exchange obligations.............................     (1,125)      5,148          --
  Deferred revenue.........................................     75,448      11,800       6,730
  Income taxes payable.....................................      2,177      (1,429)     11,225
  Other noncurrent liabilities.............................      9,739       5,760       4,843
                                                             ---------   ---------   ---------
Net cash provided by operating activities..................    152,303      66,483      26,051
                                                             ---------   ---------   ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
  improvements.............................................      1,461         889         959
Payments for purchase of equipment, vehicles and leasehold
  improvements.............................................    (42,180)    (26,566)    (10,213)
Purchase of computer software and intellectual property....     (1,000)         --     (40,000)
                                                             ---------   ---------   ---------
Net cash used in investing activities......................    (41,719)    (25,677)    (49,254)
                                                             ---------   ---------   ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Dividends paid.............................................         --    (478,684)    (18,000)
Net proceeds from issuance of Ordinary Shares..............     42,535     330,638      91,700
Payments under short-term finance arrangements.............   (395,345)   (269,946)   (155,190)
Borrowings under short-term finance arrangements...........    306,161     358,862     140,360
Net proceeds from issuance of long term debt...............         --     364,127          --
Principal payments on long term debt.......................         --    (368,521)         --
Principal payments on capital lease obligations............     (4,150)     (2,357)     (1,286)
Proceeds from (payments on) issuance of notes payable......         --      (3,268)      3,268
                                                             ---------   ---------   ---------
Net cash provided by (used in) financing activities........    (50,799)    (69,149)     60,852
                                                             ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents.......     59,785     (28,343)     37,649
Cash and cash equivalents at beginning of year.............     25,389      53,732      16,083
                                                             ---------   ---------   ---------
Cash and cash equivalents at end of year...................  $  85,174   $  25,389   $  53,732
                                                             =========   =========   =========

                            See accompanying notes.

                                 AMDOCS LIMITED

                                 (IN THOUSANDS)

                                                               YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------
                                                               1999      1998      1997
                                                              -------   -------   -------
SUPPLEMENTARY CASH FLOW INFORMATION
Interest and Income Taxes Paid
  Cash paid for:
     Income taxes, net of refunds...........................  $38,369   $32,472   $18,352
     Interest...............................................    6,393    25,150     1,036

NON CASH INVESTING AND FINANCING ACTIVITIES

     Capital lease obligations of $14,853, $5,200 and $8,516 were incurred during the years ended September 30, 1999, 1998 and 1997, respectively, when the Company (as hereinafter defined) entered into lease agreements for vehicles.

     The Company declared a dividend to its shareholders as of June 30, 1997 of certain assets, consisting principally of the net assets and liabilities of a dormant entity, totaling approximately $1,311. The estimated value of the net assets distributed, based on internally prepared estimates, approximated the net book value at the date of distribution. The dividend is aggregated in the Statement of Changes in Shareholders' Equity (Deficit) with cash dividends paid of $18,000.

     As of September 30, 1999, the Company incurred stock issuance costs of $1,153 which had not been paid as of that date.

                            See accompanying notes.

                                 AMDOCS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                               SEPTEMBER 30, 1999

1.  NATURE OF ENTITY

     Amdocs Limited (the "Company") is a leading provider of product-driven information system solutions to the telecommunications industry. The Company and its subsidiaries operate in one business segment, providing computer systems integration and related services for the telecommunications industry. The Company designs, develops, markets and supports computer software products and related services to telecommunications companies throughout the world.

     The Company is a Guernsey corporation, which holds directly or indirectly several wholly owned subsidiaries in Australia, Brazil, Europe, Israel, Japan, and North America. The Company's customers are mainly in North America, Europe, South America, Australia and the Asia-Pacific region. During 1999 the Company derived approximately 30 percent of its revenue from the United States. The majority of the Company's production facilities are located in the State of Israel. Additional development and support centers are located in the United States, Brazil and Cyprus.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.

  CONSOLIDATION

     The financial statements include the accounts of the Company and all its subsidiaries, which are wholly owned. All significant intercompany transactions and balances have been eliminated in consolidation.

  FUNCTIONAL CURRENCY

     The U.S. dollar is the functional currency for the Company and its subsidiaries, as the U.S. dollar is the predominant currency of the Company's revenue and expenses.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and short-term investments with insignificant interest rate risk and original maturities of 90 days or less.

  EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Computers, office furniture and equipment, vehicles and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which ranges from two to twelve years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

  RESEARCH AND DEVELOPMENT, COMPUTER SOFTWARE AND INTELLECTUAL PROPERTY

     Research and development expenditures consist of costs incurred during the development of new software modules and product offerings, either in conjunction with customer projects or as part of the Company's

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

product development program. Research and development costs which are in conjunction with a customer project are expensed as incurred. Certain computer software costs are capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", which requires capitalization of software development costs subsequent to the establishment of technological feasibility.

     Based on the Company's product development process, technological feasibility is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

     Purchased computer software, which is included in other noncurrent assets, is reported at the lower of amortized cost or net realizable value, and is amortized over its estimated useful life of three years based on the ratio of the current gross revenue for each product to the total current and anticipated future gross revenue for each product. This accounting policy results in amortization of purchased computer software on a basis faster than the straight-line method.

     Periodically, the Company considers whether there are indicators of impairment that would require the evaluation of the net realizable value of the capitalized computer software in comparison to its carrying value.

     Certain intellectual property rights acquired by the Company in September 1997 are amortized over their estimated useful life of 10 years, on a straight-line basis. Accumulated amortization is $16,402 and $11,060 as of September 30, 1999 and 1998, respectively.

  STOCK SPLIT

     In September 1997 and May 1998, the Board of Directors of the Company authorized stock splits effected as dividends of Ordinary Shares. All references in the consolidated financial statements referring to shares, per share amounts, and contingently issuable shares have been adjusted retroactively for the stock splits.

  INCOME TAXES

     The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect (under applicable laws at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized.

     Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting, and also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

  REVENUE RECOGNITION

     The Company's software products require significant customization and therefore the development projects are recognized as long term contracts in conformity with Accounting Research Bulletin (ARB) No. 45 "Long Term Construction Type Contracts" and Statement of Position (SOP) 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts" and SOP 97-2 "Software Revenue Recognition". License revenue is recognized as work is performed, under the percentage of completion method. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and initial support services, is recognized as work is performed, under the

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

percentage of completion method. Revenue related to ongoing support is recognized as work is performed. Revenue from third party hardware and software sales is recognized when products are delivered. Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less. As a result of its percentage of completion accounting policies, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects. Losses are recognized on contracts in the period in which the liability is identified.

     Deferred revenue represents billings to customers for licenses, services and third-party products for which revenue has not been recognized.

     Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and is less than 10 percent of total revenue in fiscal 1999, 1998 and 1997.

  COST OF LICENSE AND COST OF SERVICE

     Cost of license and service consists of all costs associated with providing services to customers, including warranty expense. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes amortization of purchased computer software and intellectual property rights and for 1997 includes royalty expense.

     Included in cost of service are costs of third-party products associated with reselling third-party computer hardware and computer software products to customers. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.

  STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant. See Note 15 for pro forma disclosures required in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation".

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments of the Company consist mainly of cash and cash equivalents, accounts receivable, short-term financing arrangements, forward exchange contracts and lease obligations. In view of their nature, the fair value of the financial instruments included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts.

  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated deposits with major U.S. and U.K. banks. The Company does not expect any credit losses in

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

respect of these items. The Company's revenue is generated primarily in Europe and North America and to a lesser extent in the Asia-Pacific region, Australia and Brazil. Most customers are among the largest telecommunications and directory publishing companies in the world (or owned by them). The Company performs ongoing analysis of its customer base and generally does not require collateral.

  RECLASSIFICATIONS

     Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

  EARNINGS PER SHARE

     The Company accounts for earnings per share based on SFAS No. 128 "Earnings per Share". SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of the dilutive outstanding stock options using the treasury stock method.

  DERIVATIVES AND HEDGING

     Effective July 1, 1998, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. The adoption of SFAS No. 133 on July 1, 1998 did not have a material impact on results of operations but resulted in the cumulative effect of change in accounting principle of $277, net of tax in 1998.

  ADOPTION OF NEW ACCOUNTING STANDARDS

     Effective October 1, 1998, the Company adopted the provisions of SOP 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal-Use". SOP 98-1 requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. In accordance with SOP 98-1, the Company capitalized approximately $2,000 of internally developed software costs in the year ended September 30, 1999.

     Effective October 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and display of comprehensive income and its components. Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth the reconciliation from net income to comprehensive income for the years ended:

                                                     1999      1998      1997
                                                    -------   -------   ------
Net income........................................  $98,543   $30,107   $5,876
Change in unrealized income (loss) on derivative
  instruments, net of tax.........................      338    (1,495)      --
                                                    -------   -------   ------
Comprehensive income..............................  $98,881   $28,612   $5,876
                                                    =======   =======   ======

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's most significant estimates are related to contract accounting estimates used to recognize revenue under percentage of completion contracts. Actual results could differ from those estimates.

3.  RELATED-PARTY TRANSACTIONS

     The following related party transactions are included in the statement of operations for the years ended September 30:

                                                            1999      1998      1997
                                                           -------   ------   --------
Revenue:
  License(1).............................................  $   743   $2,300   $     --
  Service................................................   98,761   82,100    100,500
Operating expenses:
  Cost of license(2).....................................       --       --      3,382
  Cost of service........................................    2,656    2,325      2,523
  Selling, general and administrative(3).................      570      510        377
  Nonrecurring charges(4)................................       --       --      1,800
Other expense, net(5)....................................       --    6,268         --

---------------
(1) The Company licenses software and provides computer systems integration and related services to several affiliates of a significant shareholder of the Company (the "Affiliates").

(2) Through September 1997 the Company paid royalties to the Affiliates for the licensing of computer software. Royalty expense totaled approximately $3,400 in 1997.

(3) The Company leases office space in Israel on a month-to-month basis and purchases other miscellaneous support services from affiliates of certain shareholders.

(4) On September 22, 1997, the Company purchased certain computer software programs and intellectual property rights from the Affiliates for an aggregate amount of $40,000. The effect of these transactions is that the Company no longer pays royalties to the Affiliates related to the purchased computer software. In-process research and development related to this transaction resulted in a nonrecurring charge of $1,800. The remainder has been capitalized as computer software and intellectual property rights.

(5) On September 22, 1997, the Company issued junior subordinated notes payable in the aggregate amount of $3,268 to certain persons affiliated with the investors party to the Share Subscription Agreement referred to in Note 14. The notes bore an interest rate of 5.75 percent per annum and were originally due

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    September 22, 1998. The notes were paid in March 1998. In January 1998, the Company issued $123,500 in principal amount of 10 percent subordinated notes to affiliates of certain shareholders which were party to the Conditional Investment Agreement referred to in Note 14. The subordinated notes were repaid in 1998.

4.  COMPENSATING BALANCES

     The Company was required to maintain compensating cash balances of $2,791 and $574 as of September 30, 1999 and 1998, respectively, primarily relating to foreign currency contracts and bank guarantees.

5.  EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

     Components of equipment, vehicles and leasehold improvements are as follows:

                                                             1999      1998
                                                            -------   -------
Furniture and fixtures....................................  $14,009   $ 7,148
Computer equipment........................................   67,416    37,238
Vehicles furnished to employees...........................   31,541    20,500
Leasehold improvements....................................   19,315    12,353
                                                            -------   -------
                                                            132,281    77,239
Less accumulated depreciation.............................   48,284    30,835
                                                            -------   -------
                                                            $83,997   $46,404
                                                            =======   =======

     The Company has entered into various arrangements for the leasing of vehicles for periods of five years, carrying interest rates of LIBOR plus a varying interest rate of 0.7 percent to 1.0 percent (6.2 percent as of September 30, 1999). The Company has accounted for these as capital leases and amortization costs have been included in depreciation expense. Capital lease payments, excluding interest, due over the next five years are as follows:

2000........................................  $5,722
2001........................................   5,758
2002........................................   5,157
2003........................................   4,092
2004........................................   2,141

6.  OTHER NONCURRENT ASSETS

     Other noncurrent assets consist of the following:

                                                             1999      1998
                                                            -------   -------
Funded personnel benefit costs............................  $18,264   $13,622
Computer software, net of amortization of $10,944 in 1999
  and $8,222 in 1998......................................    2,056     3,778
Other.....................................................    8,572     3,155
                                                            -------   -------
                                                            $28,892   $20,555
                                                            =======   =======

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

7.  INCOME TAXES

     The provision for income taxes consists of the following for the years ended:

                                                    1999      1998      1997
                                                   -------   -------   -------
Current..........................................  $46,258   $31,736   $29,695
Deferred.........................................   (4,026)   (1,351)  (11,868)
                                                   -------   -------   -------
                                                   $42,232   $30,385   $17,827
                                                   =======   =======   =======

     All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

     Deferred income taxes are comprised of the following components:

                                                             1999      1998
                                                            -------   -------
Deferred tax assets:
Deferred revenue..........................................  $21,021   $ 5,849
Accrued personnel costs...................................    8,184     7,027
Computer software and intellectual property...............       --     1,735
Warranty and maintenance accruals.........................      195     2,184
Other.....................................................    4,947     5,512
                                                            -------   -------
          Total deferred tax assets.......................   34,347    22,307
                                                            -------   -------
Deferred tax liabilities:
Anticipated withholdings on subsidiaries' earnings........  (14,033)   (7,945)
Computer software and intellectual property...............   (2,071)       --
                                                            -------   -------
Total deferred tax liabilities............................  (16,104)   (7,945)
                                                            -------   -------
Net deferred tax assets...................................  $18,243   $14,362
                                                            =======   =======

     The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                                                             1999   1998   1997
                                                             ----   ----   ----
Statutory Guernsey tax rate................................   20%    20%    20%
Guernsey tax-exempt status.................................  (20)   (20)   (20)
Foreign taxes..............................................   30     50     75
                                                             ---    ---    ---
Effective income tax rate..................................   30%    50%    75%
                                                             ===    ===    ===

     In 1998 and 1997 the Company incurred tax expense on the income of its operations in various countries and sustained a loss in a tax jurisdiction in which the Company is tax exempt. This resulted in no tax benefit to offset the expense incurred. No such loss occurred in 1999 and, as a result, the Company's effective income tax rate in 1998 and 1997 was significantly higher than the 1999 effective income tax rate.

     The Company's Israeli subsidiary, which accounted for approximately 36%, 34% and 39% for 1999, 1998 and 1997, respectively, of the Company's income before income taxes and non recurring charges, enjoys tax benefits from Approved Enterprise status, as established under Israeli law. The benefits from this status will begin phasing out in 1999. However, the effect on the 1999 effective income tax rate of the Company is not significant.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     During 1997, the Company settled claims from various taxing authorities resulting in an increase in taxes paid and deferred tax assets. Included in other expense, net for the year ended September 30, 1997 is approximately $3,000, representing interest on tax assessments relating to periods prior to fiscal 1997.

     The Company's assumption is that it is more likely than not that all of its net deferred tax assets will be realized through future taxable earnings.

8.  SHORT-TERM FINANCING ARRANGEMENTS

     The Company's financing transactions with related and other parties are described below:

     In December 1997, the Company entered into various credit agreements (the "Credit Agreements") with several commercial banks for loans totaling $315,000, with variable interest rates and periodic payments due through June 2004. All amounts initially borrowed under the Credit Agreements were repaid in 1998.

     According to an amendment to the Credit Agreements (the "Revolving Credit Agreement") entered into in July 1998, the Company may borrow up to $100,000 under a revolving line of credit. This agreement expires in June 2001. The revolving line of credit bears a variable interest rate (5.9 percent as of September 30, 1999). The Revolving Credit Agreement has various covenants, which limit the Company's ability to make investments, incur debt, pay dividends and dispose of property. The Company is also required to maintain certain financial ratios as defined in the Revolving Credit Agreement. Except for vehicles, substantially all of the Company's assets have been pledged as security under the terms of the Revolving Credit Agreement. As of September 30, 1999, the Company utilized approximately $7,000 of the Revolving Credit Agreement to support bank guarantees.

     Effective January 1998, the Company issued unsecured long-term subordinated notes to affiliates of certain shareholders of the Company totaling $123,500, and exercised a requirement for affiliates of certain shareholders to make an equity investment in the Company of approximately $99,000. The long-term subordinated notes to affiliates carried an interest rate of 10 percent, payable quarterly with principal due September 2004. The subordinated notes were repaid in 1998.

     According to an agreement with a bank in the State of Israel, the Company's Israeli subsidiary may borrow up to $40,000 under a short-term credit line. As of September 30, 1999, the outstanding balance under this arrangement was $2,381. The short-term credit line bears a variable interest rate (6.2 percent as of September 30, 1999).

     In addition, the Company has a short term revolving credit line totalling $12,000 from a bank in the United Kingdom. As of September 30, 1999, the Company had utilized approximately $9,200 of this revolving credit facility to support bank guarantees.

     The maximum amount of short-term borrowings under the revolving bank credit arrangements at the end of any month was approximately $97,300 in 1999 and $91,600 in 1998. The average short-term borrowings during the year were $63,500 in 1999 and $30,200 in 1998. The weighted average interest rates approximated
6.0 percent in 1999 and 6.4 percent in 1998.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

9.  OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist of the following:

                                                             1999      1998
                                                            -------   -------
Accrued personnel costs...................................  $32,441   $24,268
Long term forward exchange obligations....................      231     2,222
Other.....................................................    1,565        --
                                                            -------   -------
                                                            $34,237   $26,490
                                                            =======   =======

10.  NONRECURRING CHARGES

     Amounts reflected as nonrecurring charges in the consolidated statement of operations for the year ended September 30, 1997 represent:

          (1) the payment of a one-time special bonus of $25,763 paid to a trust for the benefit of certain officers and employees related to past services, and

          (2) a write-off of $1,800 in connection with the acquisition of certain software rights related to in-process research and development.

11.  OTHER EXPENSE, NET

     Other expense, net consists of the following:

                                                     1999      1998      1997
                                                    -------   -------   ------
Interest income...................................  $(1,680)  $(3,445)  $ (873)
Interest expense..................................    5,654    24,267      981
Interest expense relating to settlement of tax
  claims..........................................       --       680    3,000
Other, net........................................    2,249     2,624      158
                                                    -------   -------   ------
                                                    $ 6,223   $24,126   $3,266
                                                    =======   =======   ======

12.  COMMITMENTS

     The Company leases office space in various countries in which it does business under non-cancelable operating leases. Future minimum lease payments required for the five-year period beginning October 1, 1999 are as follows:

     FOR THE YEARS ENDED SEPTEMBER 30,
     ---------------------------------
2000.......................................  $13,700
2001.......................................   10,700
2002.......................................    8,600
2003.......................................    7,800
2004.......................................    7,000
                                             -------
                                             $47,800
                                             =======

     Rent expense was approximately $12,600, $8,000 and $5,400 for 1999, 1998 and 1997, respectively. The lease agreement related to the Company's principal facilities in Israel includes a purchase option.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

13.  EMPLOYEE BENEFITS

     The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli subsidiary. The severance pay liability, which is included in other noncurrent liabilities, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Severance pay expenses were approximately $9,200, $7,100 and $5,500 for 1999, 1998 and 1997, respectively.

     The Company sponsors a defined contribution plan covering substantially all employees in the U.S., U.K. and Canada. The plan provides for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's 1999, 1998 and 1997 plan contributions were not significant.

14.  CAPITAL TRANSACTIONS

     The following are details of the Ordinary Shares outstanding on September
30:

                                                             1999      1998
                                                            -------   -------
Voting Ordinary Shares....................................  174,590   166,565
Non-Voting Ordinary Shares................................   24,210    30,235
                                                            -------   -------
                                                            198,800   196,800
                                                            =======   =======

     All the Non-Voting Ordinary Shares are held by a single shareholder. Under the Company's Articles of Association, upon the transfer or sale of such shares to another party, the shares automatically convert to Voting Ordinary Shares.

     The Company's capital transactions are described below:

     On September 22, 1997, the Company entered into a Share Subscription Agreement, under which 11,072 Ordinary Shares and 990 Voting Shares and $3,268 principal amount of junior promissory notes were issued to certain investors. These notes were repaid in March 1998. Also, on September 22, 1997, the Company entered into a Conditional Investment Agreement whereby such investors were to be obligated to purchase 51,508 Ordinary Shares of the Company in second quarter 1998 for approximately $99,000, if the Company achieved certain financial performance targets. In addition, the Company entered into a note purchase agreement with certain affiliates of the investors to issue, at its election, up to $125,000 of subordinated notes.

     In January 1998, the Company issued 36 additional Voting Shares at par value which were redeemed in May 1998 as discussed below and issued 2,584 contingently issuable Ordinary Shares which were paid in advance in the amount of $2,000 pursuant to a 1995 Stock Subscription Agreements with certain shareholders.

     In January 1998, the Company's Board of Directors declared dividends of $478,684 which were paid at that time. The dividends were financed by the proceeds of the Credit Agreements and subordinated notes from affiliates of certain shareholders, and surplus working capital.

     In March 1998, the Company issued 51,508 Ordinary Shares according to the Conditional Investment Agreement discussed above. The net proceeds to the Company after the deduction of transaction costs amounted to $96,448.

     In May 1998, in contemplation of the Company's initial public offering, the Board of Directors took the following actions: (i) redeemed the outstanding Voting Shares at the par value thereof; (ii) amended the terms of the Ordinary Shares to create two classes: voting and non-voting; (iii) authorized 25,000 Preferred

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Shares, 500,000 Ordinary Shares and 50,000 non-voting Ordinary Shares; and (iv) declared a stock split of 52-for-1 for each Ordinary Share outstanding. The rights of the two classes of Ordinary Shares are identical except as to voting rights. After the initial public offering, all of the outstanding non-voting Ordinary Shares have been held by an existing shareholder of the Company. All references to the number of shares and earnings per share have been restated to reflect the stock split and the redemption of Voting Shares has been given retroactive effect.

     On June 19, 1998, the Company conducted an initial public offering on the New York Stock Exchange of 18,000 Ordinary Shares. Total net proceeds, after deduction of offering expenses and underwriting commissions, amounted to $234,190.

     On June 7, 1999, the Company and certain shareholders of the Company completed a public offering pursuant to which the Company sold 2,000 Ordinary Shares. The net proceeds to the Company, after deduction of underwriting discounts and offering expenses, amounted to $41,384.

15.  STOCK OPTION AND INCENTIVE PLAN

     In January 1998, the Company adopted, and in January 1999 the Company amended, the Amdocs Limited 1998 Stock Option and Incentive Plan, as amended ("the Plan"). Under the provisions of the Plan, 6,600 Ordinary Shares are available to be granted to officers, directors, employees and consultants fully vested over three to nine years and with a term of ten years.

     A summary of the Plan as of September 30, 1999 and 1998, as well as changes during the years then ended, is presented below:

                                                                       WEIGHTED
                                                           NUMBER OF   AVERAGE
                                                             SHARE     EXERCISE
                                                            OPTIONS     PRICE
                                                           ---------   --------
Outstanding as of October 1, 1997........................        --     $   --
Granted..................................................   3,527.4       3.93
Exercised................................................        --         --
Forfeited................................................      (7.8)      1.92
                                                            -------
Outstanding as of September 30, 1998.....................   3,519.6       3.93
Granted..................................................   2,752.6      21.67
Exercised................................................        --         --
Forfeited................................................     (35.3)      6.23
                                                            -------
Outstanding as of September 30, 1999.....................   6,236.9     $11.75
                                                            =======     ======

     The following table summarizes information about share options outstanding as of September 30, 1999:

         OUTSTANDING AS OF SEPTEMBER 30, 1999            EXERCISABLE AS OF SEPTEMBER 30, 1999
------------------------------------------------------   ------------------------------------
                               WEIGHTED
                                AVERAGE
                               REMAINING      WEIGHTED
                              CONTRACTUAL     AVERAGE
 EXERCISE       NUMBER           LIFE         EXERCISE       NUMBER        WEIGHTED AVERAGE
  PRICES      OUTSTANDING     (IN YEARS)       PRICE      EXERCISABLE       EXERCISE PRICE
-----------   -----------   ---------------   --------   --------------   -------------------
$1.92          2,492.6            8.27         $ 1.92            --              $  --
 8.75 - 16.75  1,613.4            6.38          11.62        166.75               9.08
21.90 - 23.63  2,130.9            9.82          23.34            --                 --

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes information about share options outstanding as of September 30, 1998:

         OUTSTANDING AS OF SEPTEMBER 30, 1998            EXERCISABLE AS OF SEPTEMBER 30, 1998
------------------------------------------------------   ------------------------------------
                               WEIGHTED
                                AVERAGE
                               REMAINING      WEIGHTED
                              CONTRACTUAL     AVERAGE
 EXERCISE       NUMBER           LIFE         EXERCISE       NUMBER        WEIGHTED AVERAGE
  PRICES      OUTSTANDING     (IN YEARS)       PRICE      EXERCISABLE       EXERCISE PRICE
-----------   -----------   ---------------   --------   --------------   -------------------
   $1.92       2,498.6            9.25         $1.92             --             $   --
8.75 - 14.00   1,021.0           10.75          8.86            5.3              14.00

     The weighted average grant-date fair value of the 2,752.6 and 3,527.4 options granted amounted to $13.92 and $6.12 for 1999 and 1998, respectively, per option. The Company utilized the Black-Scholes option pricing model to estimate fair value, utilizing the following assumptions for the year (all in weighted averages):

                                                              1999    1998
                                                              -----   -----
Risk-free interest rate.....................................   5.31%   5.24%
Expected life of options....................................    7.3     7.1
Expected annual volatility..................................  0.550   0.945
Expected dividend yield.....................................   None    None

     Had compensation cost for the Company's share option plan been determined based on fair value at the grant dates for awards made in 1999 and 1998 under such plan in accordance with SFAS 123, the Company's pro forma net income and earnings per share for the year ended September 30, 1999 and 1998 would have been as follows:

                                                             1999      1998
                                                            -------   -------
Pro forma net income......................................  $92,624   $29,463
Pro forma diluted earnings per share......................     0.46      0.18

16.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                    YEAR ENDED SEPTEMBER 30,
                                                  ----------------------------
                                                   1999      1998       1997
                                                  -------   -------   --------
Numerator:
  Income before cumulative effect...............  $98,543   $30,384   $  5,876
                                                  =======   =======   ========
Denominator:
  Denominator for basic earnings per
     share -- weighted average number of shares
     outstanding................................  197,436   158,528    108,330
  Effect of dilutive contingently issuable
     shares.....................................       --        --      2,585
  Effect of dilutive stock options granted......    2,826       914         --
                                                  -------   -------   --------
Denominator for dilutive earnings per
  share -- adjusted weighted average shares and
  assumed conversions...........................  200,262   159,442    110,915
                                                  =======   =======   ========
Basic earnings per share........................  $  0.50   $  0.19   $   0.05
                                                  =======   =======   ========
Diluted earnings per share......................  $  0.49   $  0.19   $   0.05
                                                  =======   =======   ========

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

17.  SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

  GEOGRAPHIC INFORMATION

     The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                                   YEAR ENDED SEPTEMBER 30,
                                                ------------------------------
                                                  1999       1998       1997
                                                --------   --------   --------
REVENUE
Europe........................................  $261,726   $109,752   $ 32,642
North America.................................   226,387    210,867    185,119
Australia.....................................    61,237     33,215     37,362
Other.........................................    77,505     49,933     34,979
                                                --------   --------   --------
     Total....................................  $626,855   $403,767   $290,102
                                                ========   ========   ========
LONG-LIVED ASSETS
Israel*.......................................  $ 61,472   $ 38,917   $ 26,779
North America**...............................    35,228     30,441     39,771
Other.........................................    18,772      7,378      2,402
                                                --------   --------   --------
                                                $115,472   $ 76,736   $ 68,952
                                                ========   ========   ========

---------------
 * Primarily computers and vehicles.
** Primarily computer software and intellectual property rights.

  REVENUE AND CUSTOMER INFORMATION

     Customer care, billing and order management systems (CC&B) include systems for wireless, wireline and multiple-service or convergent network operators and service providers. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic directories, such as Internet, kiosk and CD-ROM directories.

                                                   YEAR ENDED SEPTEMBER 30,
                                                ------------------------------
                                                  1999       1998       1997
                                                --------   --------   --------
CC&B..........................................  $468,216   $251,829   $166,335
Directory.....................................   158,639    151,938    123,767
                                                --------   --------   --------
     Total....................................  $626,855   $403,767   $290,102
                                                ========   ========   ========

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  SALES TO SIGNIFICANT CUSTOMERS

     The following table summarizes the percentage of sales to significant customers (when they exceed 10 percent of total revenue for the year).

                                                        YEAR ENDED SEPTEMBER 30,
                                                        ------------------------
                                                         1999     1998     1997
                                                        ------   ------   ------
Customer 1............................................    16%      21%      35%
Customer 2............................................     *       16        *
Customer 3............................................     *        *       13

---------------
* less than 10 percent of total revenue

18.  FINANCIAL INSTRUMENTS

     The Company enters into forward contracts to sell foreign currency in order to hedge its exposure associated with most firm commitments from customers in non-U.S. dollar-based currencies and treats these for accounting purposes as fair value hedges. The Company also enters into forward contracts in foreign currency to reduce the exposure associated with estimated receipts from customers and with liabilities (primarily personnel costs), in non-U.S. dollar-based currencies and treats these as cash flow hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. Generally, the Company measures the differential between forward rates and spot rates on forward exchange contracts as the inherent ineffectiveness of a hedging arrangement. Accordingly, changes in the fair value of forward exchange contracts, which are classified as fair value hedges, offset the change in the fair value of the hedged item to the extent of the arrangement's effectiveness. The effective portion of the change in the fair value of forward exchange contracts, which are classified as cash flow hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings.

     The following table describes forward contracts outstanding as of September 30:

                                                            1999       1998
                                                          --------   --------
Contracts treated as fair value hedges for the sale of:
     British pounds.....................................  $ 24,567   $ 31,361
     Canadian dollars...................................    11,394     10,000
     Austrian shillings.................................    10,779     15,372
     Japanese yen.......................................       770      3,866
     Other currencies...................................     4,658         --
                                                          --------   --------
                                                          $ 52,168   $ 60,599
                                                          ========   ========
Contracts treated as cash flow hedges for the purchase
     of:
     Israeli shekels....................................  $145,000   $ 80,000
     Australian dollars.................................    31,655     41,868
                                                          --------   --------
                                                          $176,655   $121,868
                                                          ========   ========

     The fair values of the forward derivatives were ($3,412) and ($4,671) on September 30, 1999 and 1998, respectively. The Company currently enters into forward exchange contracts exclusively with major financial institutions.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

19.  PENDING BUSINESS COMBINATION

     On September 3, 1999, the Company signed an agreement to acquire International Telecommunication Data Systems, Inc. ("ITDS") in a stock-for-stock transaction, which will be accounted for under the purchase method of accounting. The Company expects to issue between approximately 6,400 and 8,000 ordinary shares and between approximately 1,100 and 1,400 options for ordinary shares in connection with the consummation of the transaction. Closing of the transaction is subject to the approval of ITDS' shareholders, as well as certain other customary closing conditions. ITDS is a leading provider of billing and customer care service bureau solutions to wireless telecommunication service providers. ITDS revenue and net loss for its fiscal year ended December 31, 1998 were $115,460 and $3,926, respectively. For the nine months ended September 30, 1999, ITDS had revenue and net income of $105,889 and $12,706, respectively. ITDS had total assets of $173,396 as of September 30, 1999.

20.  SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following are details of the unaudited quarterly results of operations for the three months ended:

                                                  SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,
                                                  -------------   --------   ---------   ------------
1999
  Revenue.......................................    $182,716      $164,884   $147,830      $131,425
  Operating income..............................      43,430        37,782     35,625        30,161
  Net income....................................      29,839        25,421     23,141        20,142
  Basic and diluted earnings per share..........        0.15          0.13       0.12          0.10
1998
  Revenue.......................................    $116,704      $106,497   $ 94,008      $ 86,558
  Operating income..............................      26,104        22,821     19,125        16,845
  Net income....................................      11,598         6,443      4,105         7,961
  Basic and diluted earnings per share..........        0.06          0.04       0.03          0.06
1997
  Revenue.......................................    $ 87,987      $ 77,089   $ 62,489      $ 62,537
  Operating income (loss).......................     (10,586)       13,363     12,179        12,013
  Net income (loss).............................     (18,307)        7,378      8,236         8,569
  Basic earnings (loss) per share...............       (0.17)         0.07       0.08          0.08
  Diluted earnings (loss) per share.............       (0.17)         0.07       0.07          0.08

     The fiscal quarter ended September 30, 1997 includes nonrecurring charges of $27,563.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 21.1     Subsidiaries of Amdocs Limited
 23.1     Consent of Ernst & Young LLP
 99.1     Amdocs Limited Press Release Dated November 9, 1999