Form 20-F
period 2000-09-30
AMDOCS LTD
filed 2001-01-04
CIK 1062579

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000

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

                      SUITE 5, TOWER HILL HOUSE LE BORDAGE
          ST. PETER PORT, ISLAND OF GUERNSEY, GY1 3QT CHANNEL ISLANDS

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

Voting Ordinary Shares, par value L0.01                       198,029,595(1)
Non-Voting Ordinary Shares, par value L0.01                    23,136,273
(Title of class)                                              (Number of shares)

---------------
(1) Includes 9,037,774 shares held by shareholders of a company we acquired, which can be exchanged for our voting ordinary shares. Does not include (a) 12,159,578 ordinary shares remaining under our stock option plan, and (b) 1,703,672 ordinary shares reserved for issuance upon exercise of vested options granted by companies we have acquired. As of September 30, 2000, options to purchase an aggregate of 9,524,406 ordinary shares were outstanding and 2,635,172 ordinary shares remained available for future option grants under our stock option plan.

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

     Indicate by check mark which financial statement item the registrant has selected to follow.
                     Item 17 [ ]               Item 18 [X]

                                 AMDOCS LIMITED
                            ------------------------

                                   FORM 20-F
           ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000
                            ------------------------

                                     INDEX

                                     PART I
Item 1.   Identity of Directors, Senior Management and Advisors -- Not
          applicable..................................................      2
Item 2.   Offer Statistics and Expected Timetable -- Not applicable...      2
Item 3.   Key Information.............................................      2
Item 4.   Information on the Company..................................      9
Item 5.   Operating and Financial Review and Prospects................     21
Item 6.   Directors, Senior Management and Employees..................     29
Item 7.   Major Shareholders and Related Party Transactions...........     35
Item 8.   Financial Information.......................................     37
Item 9.   The Offer and Listing.......................................     38
Item 10.  Additional Information......................................     38
Item 11.  Quantitative and Qualitative Disclosure about Market Risk...     45
Item 12.  Description of Securities Other than Equity
          Securities -- Not applicable................................     46

                                    PART II
Item 13.  Defaults, Dividend Arrearages and Delinquencies -- Not
          applicable..................................................     47
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds -- Not applicable...........................     47

                                    PART III
Item 17.  Financial Statements -- Not applicable......................     47
Item 18.  Financial Statements........................................     47
Item 19.  Exhibits....................................................     47
SIGNATURES
EXHIBIT INDEX

                                     PART I

     Unless the context otherwise requires, all references in this annual report to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. References to "dollars" or $ are to United States dollars. Unless otherwise stated, all references to ordinary shares are to both voting and non-voting ordinary shares.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     Our historical Consolidated Financial Statements are prepared in accordance with accounting principals generally accepted in the United States ("GAAP") and presented in dollars. The selected historical consolidated financial information set forth below has been derived from the historical Consolidated Financial Statements of Amdocs for the years presented. Historical information as of and for the five years ended September 30, 2000 is derived from our Consolidated Financial Statements, which have been audited by Ernst & Young LLP, our independent auditors.

     The information presented below is qualified by the more detailed historical Consolidated Financial Statements set forth in our Current Report on Form 6-K dated December 29, 2000, and should be read in conjunction with those Consolidated Financial Statements and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this report.

                                                      YEAR ENDED SEPTEMBER 30,
                                     ----------------------------------------------------------
                                        2000         1999        1998        1997        1996
                                     ----------    --------    --------    --------    --------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue............................  $1,118,320    $626,855    $403,767    $290,102    $211,720
Operating income...................      74,124     146,998      84,895      26,969      35,490
Net income(1)......................       5,978      98,543      30,107       5,876      24,508
Basic earnings per share...........        0.03        0.50        0.19        0.05        0.23
Diluted earnings per share.........        0.03        0.49        0.19        0.05        0.22
Dividends declared per share.......          --          --        3.76        0.18        0.35

                                                        AS OF SEPTEMBER 30,
                                     ----------------------------------------------------------
                                        2000         1999        1998        1997        1996
                                     ----------    --------    --------    --------    --------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets.......................  $1,935,085    $430,011    $239,966    $220,582    $104,531
Long-term obligations (net of
  current portion).................      23,417      17,148       9,215       7,370       1,663
Shareholders' equity
  (deficit)(2)(3)..................   1,430,772     123,737     (21,889)     94,253      15,988

                                                               ORDINARY SHARES          ADDITIONAL
                                                         ---------------------------     PAID-IN
                                                          SHARES          AMOUNT         CAPITAL
                                                         ---------    --------------    ----------
                                                                      (IN THOUSANDS)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY DATA:
Balance as of October 1, 1996..........................    107,916        $1,727        $   14,348
  Issuance of ordinary shares..........................     16,792           269            91,431
                                                         ---------        ------        ----------
Balance as of September 30, 1997.......................    124,708         1,996           105,779
  Issuance of ordinary shares(2).......................     72,092         1,153           331,485
  Stock options granted, net of forfeitures............         --            --            10,239
                                                         ---------        ------        ----------
Balance as of September 30, 1998.......................    196,800         3,149           447,503
  Issuance of ordinary shares(2).......................      2,000            32            41,352
  Stock options granted, net of forfeitures............         --            --               244
                                                         ---------        ------        ----------
Balance as of September 30, 1999.......................    198,800         3,181           489,099
  Issuance of ordinary shares related to acquisitions,
     net(3)............................................     20,307           325         1,263,330
  Employee stock options exercised.....................      2,058            33            21,327
  Tax benefit of stock options exercised...............         --            --            10,825
  Stock options granted................................         --            --               235
                                                         ---------        ------        ----------
Balance as of September 30, 2000.......................    221,165        $3,539        $1,784,816
                                                         =========        ======        ==========

---------------

(1) In fiscal 2000, we recorded nonrecurring acquisition-related charges aggregating to $75,617, relating to our acquisitions of International Telecommunication Data Systems, Inc. ("ITDS") in November 1999 and Solect Technology Group Inc. ("Solect") in April 2000, in stock-for-stock transactions. The charges related to the ITDS transaction aggregated to $19,876 and were incurred by us in the first quarter of fiscal 2000. The charges related to the Solect transaction aggregated to $55,741 and were incurred by us in the third quarter of fiscal 2000. Each of these charges included write-offs of purchased in-process research and development and other indirect acquisition-related costs. In the fourth quarter of fiscal 1997, we recorded nonrecurring charges of $27,563. Of such amount, $25,763 was attributable to the funding of a contribution to a trust and the balance, $1,800, was due to the write-off of in-process technology related to certain software rights acquired from several operating subsidiaries of SBC Communications Inc. ("SBC").

(2) We completed our initial public offering of 18,000 ordinary shares in June 1998 and a public offering of an additional 2,000 ordinary shares in June 1999. The net proceeds to us from the offerings were $234,190 and $41,384, respectively.

(3) An aggregate of 7,564 ordinary shares, including shares issuable upon exercise of vested ITDS employee options, were issued in connection with the ITDS acquisition, and an aggregate of 15,500 ordinary shares, including shares issuable upon exercise of vested Solect employee options, were issued in connection with the Solect acquisition.

RISK FACTORS

  FUNDAMENTAL CHANGES IN THE COMMUNICATIONS MARKET COULD REDUCE DEMAND FOR OUR SYSTEMS

     Future developments in the communications industry, such as continued industry consolidation, the formation of alliances among network operators and service providers, and changes in the regulatory environment, could materially affect our existing or potential customers. This could reduce the demand for our products and services. As a result, we may be unable to effectively market and sell our information systems to potential customers in the communications industry.

     A portion of our revenue is derived from products and services provided to directory publishers. We believe that the demand for those products and services will be reduced as a result of the increased competition between directory publishers and other media channels, as well as a broader introduction of electronic directories. Our new products for these markets may not be successful and we believe our current levels of revenue from the sales of products and services to directory publishers are not likely to grow but will remain relatively stable.

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

     The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with independent providers of information systems and services and with in-house software departments of communications companies. Our competitors include firms that provide comprehensive information systems, software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services such as Internet and wireless services, systems integrators, service bureaus and companies that offer software systems in combination with the sale of network equipment. We anticipate continued growth and competition in the communications industry and, consequently, the emergence of new software providers in the industry that will compete with us.

     We also believe that our ability to compete depends in part on a number of factors, including:

     - the development by others of software that is competitive with our products and services,

     -  the price at which others offer competitive software and services,

     -  the responsiveness of our competitors to customer needs, and

     - the ability of our competitors to hire, retain and motivate key personnel.

     We compete with a number of companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than us. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. There can be no assurance that we will be able to compete successfully with existing or new competitors. Failure by us to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on our results of operations and financial condition.

  WE MUST CONTINUALLY ENHANCE OUR PRODUCTS TO REMAIN COMPETITIVE

     We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our base software modules and to developing Business Support Systems ("BSS") products that operate in state-of-the-art computing environments. Our present or future products may not satisfy the evolving needs of the communications market. If we are unable to anticipate or respond adequately to such demands, due to resource, technological or other constraints, our business and results of operations could be materially adversely affected.

     On November 30, 1999, in a stock-for-stock transaction, we completed our acquisition of International Telecommunication Data Systems, Inc. ("ITDS"), a leading provider of billing and customer care service bureau solutions to wireless communications service providers. On April 5, 2000, in a stock-for-stock transaction, we completed our acquisition of Solect Technology Group Inc. ("Solect"), a leading provider of Internet Protocol ("IP") billing and customer care software to Internet service providers, including wireless companies and Application Service Providers ("ASPs"). We also may acquire other companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. There can be no assurance that suitable acquisition candidates can be found, that acquisitions can be consummated on favorable terms, that the ITDS or Solect acquisitions will enhance our products or strengthen our competitive position or that we will be able to successfully and efficiently integrate these businesses into our own.

  OUR BUSINESS IS HIGHLY DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT CUSTOMERS

     Our business is highly dependent on a limited number of significant customers. The loss of any significant customer or a significant decrease in business from any of those customers could have a material adverse effect on our results of operations and financial condition. Aggregate revenue derived from the multiple business arrangements we have with each of our five largest customer groups and their affiliates, excluding SBC (see below), accounted for approximately 39.7%, 33.4% and 39.0% of revenue in fiscal 2000, 1999 and 1998, respectively. After giving effect to the acquisition of Mannesmann Mobilfunk by Vodafone Group in 2000, the combined company would have been one of our largest customers and would have accounted for more than 10% of our revenue in each of fiscal 2000 and 1999.

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

  WE DEPEND ON SBC COMMUNICATIONS INC. FOR A SIGNIFICANT PORTION OF OUR REVENUE

     One of our largest groups of customers is SBC Communications Inc. ("SBC") and its operating subsidiaries. SBC International Inc. ("SBCI"), a wholly-owned subsidiary of SBC, is also one of our largest shareholders. As of December 1, 2000, it held approximately 10.4% of our outstanding voting ordinary shares and all of our outstanding non-voting ordinary shares. A significant decrease in the sale of products and services to SBC or its subsidiaries may materially adversely affect our results of operations and financial condition.

     Substantially all of our work for SBC is conducted directly with SBC's operating subsidiaries, such as Southwestern Bell Mobile Systems, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services (SBC's long distance provider) and Southwestern Bell Telephone Company. These SBC relationships accounted for in the aggregate 12.6%, 15.9% and 20.8% of our total revenue in fiscal 2000, 1999 and 1998, respectively. The amount of revenue attributable to SBC and such subsidiaries amounted to $141.0 million, $99.5 million and $84.4 million in fiscal 2000, 1999 and 1998, respectively.

  OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS

     We believe that our future success depends to a significant extent on our ability to develop long-term relationships with successful network operators and service providers. Many new entrants into the communications market lack significant financial and other resources. We may be unable to develop new customer relationships and our new customers may be unsuccessful. Our failure to maintain customer relationships or the failure of new customers to be successful could have a material adverse effect on our business, results of operations and financial condition.

  THE SKILLED EMPLOYEES THAT WE NEED MAY BE DIFFICULT TO HIRE AND RETAIN

     Our success depends in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers. These types of qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future. We currently employ approximately 7,900 software and information technology specialists, of which over 4,200 are located in Israel and 1,900 are located in North America. We intensively recruit technical personnel for our principal development centers in Israel, the United States, Cyprus, Ireland and Canada. Our ability to expand our business is highly dependent upon our success in recruiting such personnel and our ability to manage and coordinate our worldwide development efforts. We may be unable to continue to attract and retain the skilled employees we require and any inability to do so could adversely impact our ability to manage and complete our existing projects and to compete for new customer contracts. In addition, the resources required to attract and retain such personnel may adversely affect our operating margins. The failure to attract and retain qualified personnel may have a material adverse effect on our business, results of operations and financial condition. Our success also depends, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel who have been with us for many years. The loss of the services of all or some of these employees could have a material adverse effect on our business.

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

  OUR LENGTHY SALES CYCLE MAKES IT DIFFICULT TO ANTICIPATE THE TIMING OF SALES

     The sales cycle associated with the purchase of our information systems is lengthy, with the time between the making of an initial proposal to a prospective customer and the signing of a sales contract typically being between three and twelve months. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of such products typically requires coordination and agreement across a potential customer's entire organization. Delays associated with such timing factors may reduce our revenue in a particular period without a corresponding reduction in our costs, which could have a material adverse effect on our results of operations and financial condition.

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

     We maintain development facilities in Israel, the United States, Cyprus, Ireland and Canada, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a majority of our revenue in fiscal 2000 was derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our European and North American customer base and to expand into new international markets.

  FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD ADVERSELY AFFECT OUR BUSINESS

     A significant portion of our operating costs are incurred outside the United States, and therefore fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations in Israel, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset with a time delay) by a devaluation of the Israeli currency in relation to the dollar. As a result of this differential, from time to time we experience increases in the costs of our operations in Israel, as expressed in dollars, which could in the future have a material adverse effect on our results of operations and financial condition.

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

  CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HARM OUR BUSINESS

     Although we have not received any notices from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increase and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any of these events could seriously harm our business.

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

  THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE

     We benefit from certain government programs and tax benefits, including programs and benefits in Israel, Cyprus and Ireland. To be eligible for these programs and tax benefits, we must meet certain conditions. If we fail to meet these conditions we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

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

     Since our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control may arise from the use of our products, and may result in financial or other damages to our customers. Completion of the development and implementation phases of a project requires between six and twelve months of work. During this period, a customer's budgeting constraints and internal reviews, over which we have little or no control, can impact operating results. Our failure or inability to meet a customer's expectations in providing products or performing services may result in the termination of our relationship with that customer or could give rise to claims against us. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases. Claims and liabilities arising from customer problems could damage our reputation, adversely affecting our business, results of operations and financial condition.

  OUR DEVELOPMENT FACILITIES IN ISRAEL AND CYPRUS MAY BE ADVERSELY AFFECTED BY POLITICAL AND ECONOMIC CONDITIONS IN THOSE COUNTRIES

     Out of the five development centers we maintain worldwide, our largest development center is located in Israel, which is also where we employ over half of our employees. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to move some development operations within Israel to various sites both within and outside of Israel in the event political or military conditions disrupt our normal operations.

     While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Moreover, while Israel is in the process of conducting peace negotiations with the Palestinian community, recently there has been a significant deterioration in Israel's relationship with the Palestinian community. Efforts to resolve the problem have failed to result in an agreeable solution. Continued hostilities between the Palestinian community and Israel and any failure to settle the conflict may have a material adverse effect on us and our business. Further deterioration of hostilities into a full scale conflict might require more widespread military reserve service by some of our employees which may have a material adverse effect on our business.

     Our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Efforts to finally resolve the problem have not yet resulted in an agreeable solution, although the parties did recently agree to enter into negotiations to be facilitated by the United Nations and the United States. Any major hostilities between Cyprus and Turkey or any failure of the parties to reach a peaceful resolution may have a material adverse effect on our development facility in Cyprus.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF AMDOCS

     Both our legal and commercial name is Amdocs Limited. We are a holding company, originally incorporated under the laws of the Island of Guernsey in 1988. From the inception of our business in 1982 until 1995, our business operated through a group of companies owned by common shareholders. Amdocs Limited became the holding company for all these affiliated companies in 1995. Our global business, conducted through subsidiaries, is to provide information system solutions to major communications companies in North America, Europe and the rest of the world. Our registered office is located in Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands, and the telephone number at that location is 011-44-1481-728444.

     In the United States, our main sales and development center is located in St. Louis, Missouri. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328.

     On November 30, 1999, in a stock-for-stock transaction, we completed the acquisition of ITDS, a leading provider of customer care and billing service bureau solutions to wireless communications providers. Our acquisition of ITDS enabled us to expand our service offering, enhancing our ability to provide outsourcing solutions for customers using our systems.

     On April 5, 2000, in a stock-for-stock transaction, we completed our acquisition of Solect, a leading provider of customer care and billing software to IP service providers. The Solect acquisition is part of our strategy to expand our commitment to the IP services market. With our acquisition of Solect, together with expanded internal development efforts in the IP area, we believe we are enhancing our ability to serve the growing IP needs of our existing wireless and wireline customers, while also expanding our target market to cover IP operators, such as Internet Service Providers ("ISPs"), ASPs and broadband providers.

     In the future, we may consider additional acquisitions in order to acquire new products or services or otherwise enhance our market position or strategic strengths.

     Our principal capital expenditures for each of fiscal 2000, 1999 and 1998 have been for computer equipment, for which we spent approximately $35.7 million, $30.2 million and $13.0 million in each respective year. We also lease vehicles for use by our employees, incurring lease obligations of $15.7 million, $14.9 million and $5.2 million, respectively, in each of the last three fiscal years.

     Principal capital expenditures currently in progress consist of approximately $80.0 million to be used in fiscal 2001 for additional computer equipment with the bulk of these expenditures for computer equipment to be located at our facilities in North America and Israel.

BUSINESS OVERVIEW

     We are a leading provider of software products and services to major communications companies in North America, Europe and the rest of the world.

     Our BSS products consist of families of customized software products and services designed to meet the critical business needs of specific communications market sectors. We provide primarily Customer Care, Billing and Order Management Systems ("CC&B Systems") for communications and IP service providers. Our systems support a wide range of communications services including wireline, wireless, broadband, electronic and mobile commerce and Internet services. We also support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of the process and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

     Since the inception of our business in 1982, we have concentrated on providing software products and services to major communications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of leading communications providers. Our customer base includes major North American and foreign communications companies, including major wireline companies (such as all the regional Bell operating companies in the United States, BT, Tele Danmark and Deutsche Telekom), wireless companies (such as Sprint PCS, Pacific Wireless, Vodafone Group, Mannesmann Mobilfunk and Telstra) and Internet companies (such as BT, E-Plus and PointOne).

     Our BSS products and related services are designed to manage and improve key aspects of the business operations of communications companies, such as customer care, order management, call rating, invoice calculation and preparation, bill formatting, collections, fraud management and directory publishing services. We tailor our BSS products to address the unique needs of each communications provider.

  INDUSTRY BACKGROUND

  Communications Industry

     The global communications industry is becoming increasingly more competitive due to deregulation and the development of new service technologies. Competition in the U.S. market began to increase in 1984 when AT&T was required to divest its local telephone operations and many new operators began to enter the long distance market. The Telecommunications Act of 1996 increased competition in the United States even further by allowing new and existing local, long distance and cable companies to offer competing services. Many companies now compete by providing multiple or convergent services, offering combinations of local exchange, long distance, wireless, Internet data and electronic and mobile commerce services. Deregulation is also creating opportunities for new ways of doing business, such as wholesaling and reselling communications services. Internationally, privatization and deregulation continue to encourage increased international competition and the emergence of newly authorized communications network operators and service providers, especially in Europe, Latin America and the Asia-Pacific region. As markets are opened to competition, new competitors within these markets typically compete for market share with more established carriers, initially by providing access to service and then by providing competitive prices, by introducing new features and services and by being more responsive to customer needs. In parallel, the communications industry is undergoing consolidation as companies seek to broaden their global reach and expand service offerings. In addition, global expansion by multinational companies and concurrent technological advances are opening markets in less developed countries to enhanced communications services and competition.

     In recent years, there has also been an explosion of new communications technologies, including ATM, IP, xDSL, utilization of cable television infrastructure to provide Internet services, PCS, GPRS (General Packet Radio Services), UMTS (Universal Mobile Telecommunications System), WAP (Wireless Application Protocol) for wireless Internet, and intelligent networks. Additionally, the directory publishing industry, which is currently dominated by communications companies that are owned by or affiliated with the public telecommunications carriers, is also experiencing significant changes due to the introduction of new technologies and distribution platforms, especially Internet directories.

  Information Systems

     As a result of these developments, many communications companies are seeking a new generation of information systems to support their operations and to be more competitive. Such communications companies are looking for systems that provide enhanced customer management, flexible rating capabilities to support rapid rollout of new price plans and advanced IP services, and the ability to provide customers with single-contact, single-invoice solutions with integrated pricing plans for a wide range of services (convergence or "one-stop shopping"). The legacy information systems used by communications companies generally do not provide the level of integration, flexibility and scalability needed by communications companies as they seek to differentiate themselves from their competitors in an increasingly competitive market place.

     Many new and existing communications companies do not have the financial or human resources or technological capability to internally develop efficient, flexible, cost-effective information systems on a timely basis. Moreover, as many communications companies strive to become more consumer-oriented, they are concentrating their efforts and internal resources on marketing to consumers and expanding their service offerings, and many are turning to third-party vendors for their information systems which creates significant opportunities for vendors of CC&B Systems, such as Amdocs.

  THE AMDOCS SOLUTION

     We believe that our total solutions orientation, product-driven approach and commitment to and support of quality personnel permit us to offer our customers effective solutions that are both highly innovative and reliable. We believe that our success derives from a combination of the following factors that differentiate us from most of our competitors.

     Total Solutions Orientation. We offer our customers total solutions that include BSS product-driven software tailored to the customer's specific requirements, implementation services, systems integration, maintenance, ongoing support and outsourcing. By providing services directly to the customer, we are able to utilize effectively our intensive technical knowledge of our BSS products in the overall execution of a project, significantly reducing project risk. Our product-driven software solutions approach is distinctly different from the project-based strategy that has traditionally characterized many of the communications information systems and service providers over the past twenty years. Our product-driven software solutions use our BSS products as the starting point for each project. This approach enhances our ability to provide our customers with timely, cost-effective, low-risk solutions at a consistent level of quality.

     Functional and Flexible BSS Products. Our BSS products are based on an open, multi-tier, client-server, rule and table-based architecture that provides the functionality, scalability, modularity and adaptability required by today's deregulated, highly competitive communications industry. Through the flexibility of our BSS products, our customers are able to achieve significant time-to-market advantages and reduce their dependence on technical and other staff.

     Highly Skilled Personnel. We are able to offer our customers superior products and services on a worldwide basis in large part due to our highly qualified and trained technical, sales, marketing and managerial personnel. We invest significantly in the ongoing training of our personnel, in key areas such as industry knowledge, software technologies and management capabilities. Primarily based on the skills and knowledge of our employees, we believe that we have developed a reputation for the reliable delivery of quality solutions within agreed time frames and budgets. We have global recruitment capabilities and have development centers in Israel, the United States, Cyprus, Ireland and Canada.

  BUSINESS STRATEGY

     Our goal is to provide advanced information technology software products and related customer service and support to the world's leading communications companies. We seek to accomplish our goal by pursuing the strategies described below.

     - Continued Focus on the Communications Industry. We intend to continue to concentrate our resources and efforts on providing strategic information systems to the growing number of communications industry participants. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading communications companies in the wireless, wireline, IP and convergent service sectors.

     - Target Industry Leaders and Promising New Entrants. We intend to continue to direct our marketing efforts principally towards the major communications companies and new entrants that are believed to have the potential to be market leaders. Our customer base includes major communications companies in North America (including SBC, Verizon, Bellsouth, Sprint, PCS and Nextel), major foreign network operators and service providers (including Deutsche Telekom (Germany), Mannesmann Mobilfunk (Germany), Telstra (Australia), BT (UK) and Vodafone Group
       (UK)) and emerging market leaders. We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the stability of our business. By targeting industry leaders and promising new entrants that require the most sophisticated information systems solutions, we believe that we are best able to ensure that we remain at the forefront of developments in the industry.

     - Deliver and Support Total Solutions. Our strategy is to use our BSS products as the basis for providing customers with total systems solutions. Using this product-driven solutions strategy, we strive to tailor our core software modules to the specific, individualized requirements of our customers. Working directly with the customer, our development personnel prepare the detailed functional specifications of the system required by the customer. In accordance with such specifications, system modules are then adapted or customized to meet the customer's specific business requirements. We believe that this approach minimizes risks and increases efficiencies by drawing on field-proven BSS products and techniques, and also helps to create significant time-to-market and other competitive advantages for our customers. By leveraging our specialized product knowledge, we believe that we can provide more effective system integration and implementation support services to our customers.

     - Maintain and Develop Long-Term Customer Relationships. We seek to maintain and develop long-term, mutually beneficial relationships with our customers. These relationships generally involve additional product sales, as well as ongoing support, system enhancement and maintenance services. We believe that such relationships are facilitated in many cases by the mission-critical strategic nature of the systems provided by us and by the customer's reliance on our specialized skills and knowledge. In addition, our strategy is to solidify our existing customer relationships by means of long-term support and maintenance contracts.

     - Further Enhance Global Capabilities. We intend to continue to develop and enhance our global business strategy by targeting advanced communications markets around the world. The worldwide demand for communications services is increasing rapidly, due, in part, to the rapid development of new communications technologies, the needs of many underserved national markets and, in part, to increased competition among established and new network operators and service providers in more mature markets. We believe we have developed the human and other resources required to conduct business on a global basis and we are well positioned to respond to the demands of a worldwide industry, including the increasing trend for major communications companies to invest in new national markets, often in partnership with local companies. We have also developed the capability for the rapid global deployment of appropriately skilled personnel, when and where required, to support customer projects.

  TECHNOLOGY

     We have developed core competencies in various advanced technologies that are used in our BSS products. By utilizing technologies such as rule and table-based design, multi-tier architecture, object-oriented techniques, data mining, web-enabling and open application program interfaces ("APIs"), we are able to provide communications companies with the flexibility required in a highly competitive, dynamic environment. For example, the use of rule and table-based technologies allows communications companies to rapidly implement changes to their marketing and customer service activities, such as new services, price plans, discount schemes and bill formats, without the need to modify system code. Similarly, by drawing on web-enabled, Internet technologies, we have been able to improve access to information for remote users, both internally within a communications company's organization and between the organization and its subscribers.

     These technologies are integrated in an open, multi-tier, client-server, service-oriented architecture. In order to support the ability of our customers to operate all of their distributed and mainframe applications, our BSS products are designed to work in a number of network and operating system environments, including UNIX, VMS and Windows NT.

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

     - Modularity. Our BSS products are comprised of sets of functional modules. Each module can be installed on an individual stand-alone basis, interfacing with the customer's existing systems, or as part of an integrated BSS environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customer's growing needs and capabilities. The modular approach also preserves the customer's initial investment in BSS products, while minimizing future disruptions and the overall cost of system implementation.

     - Portability. Utilization of the UNIX platform ensures that our BSS customers are able to choose from a variety of hardware vendors, including Compaq, Hewlett Packard, IBM and Sun Microsystems. In implementing solutions for wireline companies, we are also able to employ VMS and hybrid UNIX/VMS platforms. Certain applications can also be deployed on the Windows NT platform. The BSS products utilize, where applicable, Java-based design and programming to augment cross-platform portability.

     - Open Systems. Our BSS products accommodate well-defined APIs with legacy systems and with other third-party software modules or packages. The systems are not dependent on any single hardware vendor, enabling our customers to select among multiple hardware platforms and a variety of network and operating system environments. Similarly, BSS products utilize standard programming languages, such as C++, to ensure compatibility with the operating environments employed in most communications companies. It is also our general policy to deliver to our customers complete copies of all source code, system documentation and other product information, thereby permitting the customer to maintain and further customize our BSS products.

  PRODUCTS

     Our product offerings include an extensive library of BSS software products that we have developed to provide comprehensive information systems functionality for wireline, wireless, broadband, electronic and mobile commerce and IP service providers. Core elements include customer relationship management, order management, call rating, invoice calculation, bill formatting, collections, fraud management and directory publishing services.

     Specialized modules are provided to support specific functionalities required in different network environments (e.g., roaming functionality for wireless carriers, SIM card functionality for GSM networks, value added services introduced by Advanced Intelligent Networks ("AIN") and preferred interexchange carrier functionality for long distance carriers). In addition, we have developed systems to support resellers and wholesalers of communication services. Our systems also support communications providers that offer multiple service packages, commonly referred to as convergent services (combinations of wireline, wireless, cable television, broadband, electronic and mobile commerce and IP services).

     We configure individual BSS modules into families of products, which serve as marketing packages oriented to the needs of specific customer segments. We provide Ensemble(TM) software, our main CC&B Systems offering, in a number of versions to serve the different needs of communications operators in the various network and business segments, such as wireline, wireless, cable television, broadband and electronic and mobile commerce. As a result of our acquisition of Solect, our CC&B Systems offering also includes the IAF Horizon(TM) product for Internet and electronic and mobile commerce, encompassing functionalities such as Internet-based bill viewing, IP service management, IP provisioning, IP event collection and partner management. We also offer our new generation, or NG, line of ADS (NG)/Family of Products which provides comprehensive support for directory publishing operations. Each individual module from the product families can be installed as an independent stand-alone application, interfacing with the customer's legacy and third-party systems, or as part of an integrated Amdocs solution.

  Customer Care, Billing and Order Management

     The Ensemble(TM) suite of products offered by Amdocs encompasses the following key CC&B Systems application areas:

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

     - Event Processing -- calculates charges for usage (i.e., event rating) of communications services, such as telephone calls, Internet access and data transfer. Usage of the communications network creates event records, which contain information such as the origin and destination of a telephone call and its duration. This module provides for acquisition and formatting of the raw event data received from a communications switch, and calculates the charges for each event based on the service packages and price plans applicable to each individual user.

     - Invoicing -- provides comprehensive functionality for bill preparation (totaling of usage and other charges, application of discounts, taxes and credits) and bill production.

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

     - Electronic bill presentment and payment -- enables bill view and payment capabilities over the Internet.

     - Churn Management -- uses data mining techniques to identify customers with a high probability of switching to another carrier or of disconnecting service.

     - Intercarrier Settlement -- calculates, manages and reconciles payments for intercarrier network access, including settlement of roaming charges between cellular carriers.

     The IAF Horizon(TM) suite of CC&B Systems products acquired from Solect has helped us to focus on the IP service provider market. By allowing service providers to offer, collect and bill for IP services over packet-switched networks, IAF Horizon(TM) supports innovative new business models, such as virtual Service Providers ("vSPs"), mobile commerce, content aggregation, revenue sharing, sponsorship and hosting packaged applications.

     IAF Horizon(TM) is comprised of the following functional modules:

     - Service Management -- provides the functionality for flexibly defining service offerings, real-time provisioning of these services in the network, and collecting usage data for the services so that the service provider can bill for them.

     - PDC Service Plug-ins -- Provisioning Data Collectors ("PDCs") operate as a service plug-in, allowing service providers the opportunity to rapidly add new services without costly coding delays or system downtime.

     - Product Console -- allows the service provider's marketing managers to create product offerings, pricing and bundles quickly and easily through a web-based graphical user interface ("GUI").

     - Rater -- advanced rule and table-based rating engine, which allows service providers to develop complex rating rules in a simple logical manner via an intuitive HTML-based GUI.

     - Billing -- provides comprehensive billing capabilities, generates invoices in multiple formats (electronic and hard-copy), and offers optional credit card billing as well as interfaces to existing billing and invoicing systems.

     - Customer Care -- includes a highly configurable HTML template-driven interface for customer service representatives, corporate self-administration and self-care. This module allows IP service providers to create price plans. The templates are fully WAP enabled.

  Directory Publishing

     The ADS(NG)/Family of Products, our main offering in the Directory Systems area, provides comprehensive support for yellow page and white page directory sales and publishing operations, as well as for Internet directories and catalogs, including fully integrated electronic commerce capabilities. These systems support large directory publishing operations that employ a local sales force numbering thousands of representatives, serve customer bases of hundreds of thousands of businesses and publish hundreds of different directories each year. The directory line of products comprises a series of modules, including:

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

     Our business is conducted on a global basis. We maintain five development facilities located in Israel, the United States, Cyprus, Ireland and Canada, operate a support center located in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Support for implementation and integration activities is performed typically at the customer site. Once the system is operational or in production, ongoing support and maintenance are provided by a combination of remote support from the development centers with local support at the customer site.

     As part of our effort to provide comprehensive solutions to our customers, we also offer outsourcing services to support the operation of our BSS products for our customers. The outsourcing service we provide generally comprises combinations of functions such as responsibility for the ongoing development and enhancement of BSS systems that we have installed, the purchase and management of all related hardware assets and overall management of the customer's associated data centers.

  SALES AND MARKETING

     Our sales and marketing activities are primarily directed at major communications companies and at emerging network operators or services providers that are potential market leaders. As a result of the strategic importance of our information systems to the operations of such companies, a number of constituencies within a customer's organization are typically involved in purchase decisions, including senior management, information systems personnel and user groups such as the finance and marketing departments. Due to the comprehensiveness and large scale of our systems, the time between the making of an initial proposal to a prospective customer and the signing of a sales contract is typically between six and twelve months.

     We employ a relatively small and dedicated sales force and maintain sales offices in the United States, the United Kingdom, and several other countries. Our sales activities are supported by marketing efforts, including marketing communications, product management, market research and strategic alliances. Our sales efforts are dependent upon close cooperation between our sales representatives and development personnel. Development personnel are intensively involved from the early stages of the sales cycle. This approach enables us to demonstrate our technical and professional skills to potential customers, while creating the opportunity to discuss with the customer its system needs. To ensure that we have a clear understanding of customer needs and expectations, it is our policy to have development personnel involved in a particular sales proposal continue to work with the customer. This approach creates continuity from the initial sales proposal through project development and beyond, into the ongoing production phase.

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

  CUSTOMERS

     Our target market is comprised of communications companies that require information systems with advanced functionality and technology. The companies in this market segment are typically industry leaders or innovative, well-backed new entrants. By working with such companies, we help ensure that we remain at the forefront of developments in the communications industry and that our BSS product offerings continue to address the market's most sophisticated needs. We have an international orientation, focusing on potential customers in the developed, industrialized countries in North America, Europe, Latin America and the Asia-Pacific region.

     Our customers include global communications leaders, as well as other leading network operators and service providers and directory publishers in the United States and around the world. Our customers include SBC and a number of its operating subsidiaries, such as Southwestern Bell Mobile Systems, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services (SBC's long distance provider) and Southwestern Bell Telephone Company. Additional customers include:

BCP
Belgacom
BellSouth
BT
Deutsche Telekom
Eircom PLC
GTE International
Japan Telecom
Korean Telecom
Mannesmann Mobilfunk
Netcom
Nextel
PointOne
Qwest
Rogers AT&T
SEAT
Sprint
Tele Danmark
Telecom New Zealand
Telstra
Telus
Verizon
Vodafone Group
VoiceStream
Western Wireless

     Our single largest customer group is Vodafone Group, which accounted for 14.4%, 8.0% and 5.4% of our revenue in fiscal 2000, 1999 and 1998, respectively. Our next largest group of customers is SBC and its operating subsidiaries, which accounted for, in the aggregate, 12.6%, 15.9% and 20.8% of our revenue in fiscal 2000, 1999 and 1998, respectively.

     Aggregate revenue derived from the multiple business arrangements we have with each of our five largest customers and their affiliates, excluding SBC and its operating subsidiaries, accounted for approximately 39.7%, 33.4% and 39.0% of our revenue in fiscal 2000, 1999 and 1998, respectively.

     The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customers:

                                                             2000     1999     1998
                                                             -----    -----    -----
North America..............................................  45.6%    36.1%    52.2%
Europe.....................................................  42.4%    41.8%    27.2%
Rest of the World..........................................  12.0%    22.1%    20.6%

  COMPETITION

     The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with many independent providers of information systems and services, including American Management Systems, Convergys, IBM, Kenan Systems (a subsidiary of Lucent Technologies), Geneva Technology, Portal Software Inc., Saville Systems (a subsidiary of ADC Telecommunications, Inc.) and Sema Group, with system integrators, such as EDS, and with internal information systems departments of large communication companies. We expect continued growth and competition in the communications industry and the entrance of new competitors into the software information systems market in the future.

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

     We compete with a number of companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than us. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than we can to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. There can be no assurance that we will be able to compete successfully with existing or new competitors. Failure by us to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on our results of operations and financial condition.

EMPLOYEES

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

     See "Directors, Senior Management and Employees -- Employees" for further details regarding our employees and our relationships with them.

ORGANIZATIONAL STRUCTURE

     We are organized under the laws of Guernsey and, as set forth in our Articles of Association, we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our principal operating wholly-owned subsidiaries are Amdocs, Inc. (the United States), Amdocs (UK) Limited (the United Kingdom), Amdocs Development Limited (Republic of Cyprus), Amdocs Management Limited (the United Kingdom), Amdocs (Israel) Limited (Israel), Amdocs Software Systems Ltd (Ireland), Interna-tional Telecommunication Data Systems, Inc. (the United States) and Solect Technology Group Inc. (Canada).

PROPERTY, PLANTS AND EQUIPMENT

     We lease space in various facilities in Israel, aggregating approximately 890,000 square feet, pursuant to leases expiring on various dates between 2001 and 2016, and we have various options to extend the terms of such leases. In Israel, we currently pay total yearly rental fees of approximately $17.7 million, which are linked, in most cases, to the dollar. Included in these facilities are an aggregate 364,000 square feet in Ra'anana, with the remainder in Ramat-Gan, Hod-Hasharon, Jerusalem and Haifa. Approximately 73,000 square feet of the facilities in Ramat-Gan are owned by related companies that lease these facilities to us. See "Major Shareholders and Related Party Transactions -- Related Party Transactions".

     Our Israeli subsidiary has committed to rent an additional 215,000 square feet under a seven-year lease (commencing, in stages, in January 2001). The annual rent for the entire space will be approximately $4.1 million.

     Our Amdocs, Inc. subsidiary in the United States rents approximately 170,000 square feet in Chesterfield, Missouri under various leases expiring between 2005 and 2008. The aggregate annual rent for these facilities is approximately $4.2 million.

     Our ITDS subsidiary rents approximately 81,000 square feet in Stamford, Connecticut under a lease expiring in 2008 and 85,000 square feet in Champaign, Illinois under a lease expiring in 2006. The annual rent for these facilities is approximately $2.2 million and $1.1 million, respectively.

     We also hold a number of other leases in the United States, with an aggregate annual rent of approximately $1.4 million.

     Our Solect subsidiary rents two facilities in Toronto, Canada, aggregating approximately 85,000 square feet, pursuant to leases expiring between 2002 and 2007. The total annual rent for these facilities is approximately $2.2 million.

     Our subsidiary in the United Kingdom leases approximately 43,000 square feet in London under a lease expiring in 2007. The annual rent for the facility is approximately $2.2 million.

     Our subsidiary in Cyprus leases approximately 72,000 square feet in various facilities in Limassol at an annual rent of approximately $0.7 million. In addition we entered into a three-year lease for an additional 91,000 square feet that will commence in April 2001. The annual rent will be approximately $1.3 million.

     We lease additional office space in Australia, Brazil, France, Germany, Hong Kong, Ireland, Italy, Japan and Spain.

     Our BSS products are developed and, in many cases, operated over a system of UNIX, VMS and Windows NT servers owned by us and manufactured by, among others, Compaq, Hewlett Packard, IBM and Sun Microsystems, which are connected to approximately 8,000 personal computers owned by us.

     Automatic tape libraries provide full and incremental backups of the data used in and generated by our business. These tapes are kept on-site and off-site, as appropriate, to ensure security and integrity, and are connected with a high speed redundant wide area network ("WAN").

     The distributed development sites that we operate worldwide are connected by a high speed WAN.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

     Some of the information in this section contains forward looking statements that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate" and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward looking statements. See "Risk Factors" for more information.

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

     - what factors affect our business,

     - what our revenue and costs were in the fiscal years ended September 30, 2000, 1999 and 1998,

     - why those revenue and costs were different from year to year,

     - the sources of our revenue,

     - how all of this affects our overall financial condition,

     - what our expenditures were in the fiscal years ended September 30, 2000, 1999 and 1998, and

     - the sources of our cash to pay for future capital expenditures.

     In this section, we also analyze and explain the annual changes in the specific line items in our consolidated statements of operations. This section should be read in conjunction with our Consolidated Financial Statements, which are set forth in our Current Report on Form 6-K dated December 29, 2000.

OVERVIEW OF BUSINESS AND TREND INFORMATION

     We are a leading provider of software products and services to the communications industry. Our Business Support Systems ("BSS") consist of families of customized software products and services designed to meet the mission-critical needs of specific communications market sectors. We provide primarily Customer Care, Billing and Order Management Systems ("CC&B Systems") for communications and Internet Protocol ("IP") service providers. Our systems support a wide range of communications services, including wireline, wireless, broadband, electronic and mobile commerce and IP services. We also support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

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

     License revenue is primarily recognized as work is performed, using the percentage of completion method of accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and initial support services, is also recognized as work is performed, under the percentage of completion method of accounting. In outsourcing contracts, revenue from operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of our percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     License and service fee revenue from the sale of CC&B Systems amounted to $986.6 million in the year ended September 30, 2000, representing 88.2% of our revenue for such period, as compared to $468.2 million in fiscal 1999 and $251.8 million in fiscal 1998, where license and service fee revenue from the sale of CC&B Systems represented 74.7% and 62.4%, respectively, of our revenue for such periods.

     We believe that the demand for CC&B Systems will continue to increase due to, among other key factors:

     - the growth and globalization of the communications market,

     - intensifying competition among communications carriers,

     - rapid technological changes, such as the introduction of wireless Internet services via WAP (Wireless Application Protocol), GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

     - the proliferation of new communications products and services, especially IP and data services, and

     - a shift from in-house management to vendor solutions and outsourcing.

     We also believe that a key driver of demand is the continuing trend for communications and IP service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services).

     Another significant current market trend impacting our business is the growth of the IP services industry and market. The emergence and expansion of IP services creates significant opportunities for companies like us that offer CC&B Systems. Specifically, the development of this market permits us to offer our CC&B Systems to a growing group of new market entrants and to enhance our offerings to existing customers to facilitate their entry into the IP services market.

     Although we believe that we are a leading provider of Directory Systems in most of the markets that we serve, revenue from this business is not expected to grow significantly.

     License and service fee revenue from the sale of Directory Systems totaled $131.8 million in the year ended September 30, 2000, accounting for 11.8% of our revenue for such period, as compared to $158.6 million in fiscal 1999 and $151.9 million in fiscal 1998, where license and service fee revenue from the sale of Directory Systems represented 25.3% and 37.6%, respectively, of our revenue for such periods.

     The decrease in revenue from Directory Systems primarily reflects a reduction in the volume of Directory Systems services required by our existing customers. We expect that the demand for our Directory Systems will remain relatively stable in future periods and that the contribution to total revenue, as a percentage of revenue, of license and service fees from Directory Systems services will continue to decrease over time.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our product development program. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and IP market. Research and development expenditures amounted to $74.9 million, $40.9 million and $25.6 million in fiscal 2000, 1999 and 1998, respectively, representing 6.7%, 6.5% and 6.3%, respectively, of our revenue in these fiscal years. In the next several years, we intend to continue to make substantial investments in our research and development activities and anticipate a significant increase in absolute dollar terms in research and development expenditures.

     We regard significant portions of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our products.

  ACQUISITIONS

     On November 30, 1999, we completed the purchase of International Telecommunication Data Systems, Inc. ("ITDS") in a stock-for-stock transaction. The acquisition of ITDS, a leading provider of solutions to communications companies for outsourcing of billing operations, has expanded the scope of our CC&B Systems offering and, we believe, has further established our leadership in providing total solutions to the communications industry. In connection with the consummation of this transaction, we issued 6,461,376 ordinary shares and granted 1,102,955 options to purchase ordinary shares. The total purchase price of $189.0 million included issuance of ordinary shares, the grant of options and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in our balance sheet as of the acquisition date. An acquired technology valuation, which was determined by an independent specialist, included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. The fair value of existing technology products was valued at $12.3 million and is being amortized over five years. In-process research and development, valued at $19.9 million, was charged as an expense immediately following the completion of the acquisition since this technology had not reached technological feasibility and has no alternative use. Additional development, coding and testing efforts were required before technological feasibility could be determined. The fair value of customer base was valued at $0.6 million and the fair value of workforce-in-place was valued at $5.4 million, both of which are being amortized over five years. The excess of the purchase price over the net assets acquired, or goodwill, of $71.2 million is being amortized over 15 years.

     On April 5, 2000, we completed the purchase of Solect Technology Group Inc. ("Solect"), in a stock-for-stock transaction. The acquisition of Solect, a leading provider of billing and customer care software to IP service providers, including wireless and application service providers ("ASPs"), has expanded our IP service provider customer base for CC&B Systems. Under the terms of our combination agreement with Solect, all then outstanding Solect common shares were exchanged for shares of a newly issued class of exchangeable shares of Solect. The Solect exchangeable shares entitle holders to dividends and other rights economically equivalent to our ordinary shares, including the right, through a voting trust, to vote at our shareholder meetings, and are exchangeable at the option of the holders into our ordinary shares on a one-for-one basis. The total purchase price of $1,087.7 million included the issuance of 13,846,302 exchangeable shares, the grant of options to purchase 1,653,662 ordinary shares and transaction costs. An aggregate 1,170,000 of the exchangeable shares issued in the transaction have been placed in escrow until April 2001 to indemnify us against any breaches of representations or warranties under the combination agreement. The acquisition was accounted for using the purchase method of accounting. The fair market value of Solect's assets and liabilities has been included in our balance sheet as of the acquisition date. An acquired technology valuation, which was determined by an independent specialist, included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. The fair value of existing technology products was valued at $18.3 million and is being amortized over two years. In-process research and development, valued at $50.4 million, was charged as an expense immediately following the completion of the acquisition since this technology had not reached technological feasibility and has no alternative use. Additional development, coding and testing efforts were required before technological feasibility could be determined. The fair value of customer base was valued at $1.2 million and the fair value of workforce-in-place was valued at $3.3 million, both of which are being amortized over three years. The excess of the purchase price over the net assets acquired, or goodwill, of $986.3 million is being amortized over five years.

     In the future, we may consider additional acquisitions in order to acquire new products or services or otherwise enhance our market position or strategic strength.

OPERATING RESULTS

     The following table sets forth for the fiscal years ended September 30, 2000, 1999 and 1998, certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                          YEAR ENDED SEPTEMBER 30,
                                                   --------------------------------------
                                                           2000            1999     1998
                                                   --------------------    -----    -----
                                                     PRO
                                                   FORMA(*)       AS
                                                   --------    REPORTED
Revenue:
  License........................................    11.2%       11.2%      11.9%    10.6%
  Service........................................    88.8        88.8       88.1     89.4
                                                    -----       -----      -----    -----
                                                    100.0       100.0      100.0    100.0
                                                    -----       -----      -----    -----
Operating expenses:
  Cost of license................................     0.5         0.5        0.9      2.7
  Cost of service................................    57.2        57.2       57.1     57.3
  Research and development.......................     6.7         6.7        6.5      6.3
  Selling, general and administrative............    12.3        12.3       12.1     12.7
  Amortization of goodwill and purchased
     intangible assets...........................      --         9.9         --       --
  In-process research and development and other
     indirect acquisition-related costs..........      --         6.8         --       --
                                                    -----       -----      -----    -----
                                                     76.7        93.4       76.6     79.0
                                                    -----       -----      -----    -----
Operating income.................................    23.3         6.6       23.4     21.0
Other income (expense), net......................     1.0         1.0      (1.0)    (6.0)
                                                    -----       -----      -----    -----
Income before income taxes.......................    24.3         7.6       22.4     15.0
Income taxes.....................................     7.3         7.1        6.7      7.5
  Cumulative effect of change in accounting
     principles, net.............................      --          --         --     (**)
                                                    -----       -----      -----    -----
Net income.......................................    17.0%        0.5%      15.7%     7.5%
                                                    =====       =====      =====    =====

---------------

(*) The pro forma financial information excludes purchased in-process research and development charges and other indirect acquisition-related costs, amortization of goodwill and purchased intangible assets (collectively, the "ITDS and Solect acquisition-related charges") and related tax effects attributable to the ITDS and Solect transactions.

(**) Less than 0.1%.

  YEARS ENDED SEPTEMBER 30, 2000 AND 1999

     Revenue. Revenue for the year ended September 30, 2000 was $1,118.3 million, an increase of $491.5 million, or 78.4%, compared to fiscal 1999. Over 70% of the increase in revenue was due to the continued growth in the demand for our CC&B Systems in our traditional target markets of high-end and mid-tier communications companies and less than 30% was attributable to our acquisitions of ITDS and Solect. Demand for customer care, billing and order management systems is diverse, as reflected by the broad cross section of new projects we were awarded in fiscal 2000. These projects covered customers in, among other locations, North America, Europe and Latin America, working within a wide range of operating environments, including wireline, wireless and IP. In many cases, we expanded our ongoing relationships with existing customers. In fiscal 2000, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care, billing and order management systems in response to growth in their subscriber base, increased competition in the subscriber markets, and the need to offer convergent and IP services.

     License revenue increased from $74.4 million in fiscal 1999 to $124.8 million in the year ended September 30, 2000, an increase of 67.8%. Service revenue increased from $552.5 million in fiscal 1999 to $993.5 million in fiscal 2000, an increase of $441.0 million, or 79.8%.

     Total CC&B Systems revenue for the year ended September 30, 2000 was $986.6 million, an increase of $518.3 million, or 110.7%, compared to fiscal 1999.

     Revenue from Directory Systems decreased to $131.8 million for the year ended September 30, 2000, from $158.6 million for the prior fiscal year. The decrease in revenue from Directory Systems reflects a reduction in the volume of Directory Systems services required by our existing customers.

     In the year ended September 30, 2000, revenue from customers in North America, Europe and the rest of the world accounted for 45.6%, 42.4% and 12.0%, respectively, compared to 36.1%, 41.8% and 22.1%, respectively, in the year ended September 30, 1999. The growth in North America was primarily attributable to revenue we gained from existing ITDS customers and to our forming or expanding relationships with new or existing customers in North America in fiscal 2000.

     Cost of License. Cost of license for fiscal 2000 was $5.6 million, an increase of $0.1 million from cost of license for the prior fiscal year. Cost of license includes amortization of purchased computer software and intellectual property rights. The increase in cost of license for fiscal 2000 was primarily attributable to new purchases of computer software in fiscal 2000 and the related amortization.

     Cost of Service. Cost of service for fiscal 2000 was $639.9 million, an increase of $282.1 million, or 78.8%, compared to cost of service of $357.8 million for the year ended September 30, 1999. Cost of service is predominantly related to salary and employee related expenses. The absolute increase in cost of service is consistent with the increase in revenue for fiscal 2000, and reflects increased employment levels required to support our continued growth.

     Research and Development. Research and development expense is primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our product development programs. In fiscal 2000, research and development expense was $74.9 million, or 6.7% of revenue, compared with $40.9 million, or 6.5% of revenue, in the previous fiscal year. The bulk of the increase in research and development expense represents ongoing expenditures primarily for CC&B Systems, with the balance attributable to Directory Systems.

     Selling, General and Administrative. Selling, general and administrative expense is primarily comprised of compensation expense and increased by 81.1% to $137.0 million, or 12.3% of revenue, in fiscal 2000, from $75.7 million, or 12.1% of revenue, in the year ended September 30, 1999. The increase in selling, general and administrative expense is consistent with the increase in our revenue for fiscal 2000 and with our acquisitions of ITDS and Solect.

     Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets in the year ended September 30, 2000 relates to the ITDS and Solect transactions.

     In-process Research and Development and Other Indirect Acquisition-Related Costs. In-process research and development and other indirect acquisition-related costs in the year ended September 30, 2000 consisted primarily of one-time charges related to the ITDS and Solect transactions of $19.9 million and $50.4 million, respectively, for write-offs of purchased in-process research and development.

     Operating Income. Operating income for the year ended September 30, 2000 was $74.1 million, as compared with $147.0 million for the previous fiscal year, a decrease of 49.6%, primarily due to the ITDS and Solect acquisition-related charges. Pro forma operating income for the year ended September 30, 2000, excluding the ITDS and Solect acquisition-related charges, was $260.9 million, or 23.3% of revenue, as compared with $147.0 million, or 23.4% of revenue, in the year ended September 30, 1999, an increase of 77.5%.

     Other Income (Expense), Net. Other income (expense), net consists primarily of interest income. In the year ended September 30, 2000, other income, net was $10.7 million, an increase of $16.9 million from other expense, net of $6.2 million in the prior fiscal year. The increase in other income (expense), net is primarily attributed to increases in interest earned on cash equivalents and short-term interest-bearing investments.

     Income Taxes. Income taxes in fiscal 2000 were $78.9 million on income before income taxes of $84.9 million. Our effective tax rate in fiscal 2000 (calculated based on the income taxes out of the income before income taxes, excluding non recurring charges for write-offs of purchased in-process research and development and other indirect acquisition-related costs) was 49%, resulting from the non-cash amortization of goodwill related to the acquisitions of ITDS and Solect, much of which is not tax deductible. The pro forma effective tax rate for the year ended September 30, 2000, excluding the ITDS and Solect acquisition-related charges, was 30%. Income taxes were $42.2 million on income before income taxes of $140.8 million in fiscal 1999. Our effective tax rate in fiscal 1999 was 30%. See discussion below -- "Effective Tax Rate".

     Net Income. Net income was $6.0 million in the year ended September 30, 2000, as compared to $98.5 million for the previous fiscal year. Net income was 0.5% of revenue for fiscal 2000, as compared to 15.7% for fiscal 1999. Pro forma net income in fiscal 2000, excluding the ITDS and Solect acquisition-related charges, increased by 93.0% from fiscal 1999, reaching $190.1 million, representing 17.0% of revenue.

     Diluted Earnings per Share. Diluted earnings per share was $0.03 for the year ended September 30, 2000, as compared with $0.49 in fiscal 1999. Pro forma diluted earnings per share in the year ended September 30, 2000, excluding the ITDS and Solect acquisition-related charges, increased by 79.6% from the year ended September 30, 1999, reaching $0.88 per diluted share.

  YEARS ENDED SEPTEMBER 30, 1999 AND 1998

     Revenue. Revenue for the year ended September 30, 1999 was $626.9 million, an increase of $223.1 million, or 55.3%, compared to fiscal 1998. The increase in revenue was primarily due to the growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies. In fiscal 1999, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care, billing and order management systems in response to growth in their subscriber base, increased competition in the subscriber markets, and the need to offer convergent services.

     License revenue increased from $42.9 million in fiscal 1998 to $74.4 million in the year ended September 30, 1999, an increase of 73.4%. Service revenue increased by $191.6 million, or 53.1%, in fiscal 1999, from $360.9 million in fiscal 1998 to $552.5 million.

     Total CC&B Systems revenue for the year ended September 30, 1999 was $468.2 million, an increase of $216.4 million, or 85.9%, compared to fiscal 1998.

     Revenue from Directory Systems grew to $158.6 million for the year ended September 30, 1999, from $151.9 million for the prior fiscal year.

     In the year ended September 30, 1999, revenue from customers in Europe, North America and the rest of the world accounted for 41.8%, 36.1% and 22.1%, respectively, compared to 27.2%, 52.2% and 20.6%, respectively, in the year ended September 30, 1998. The growth in revenue from customers in Europe was primarily attributable to increased competition among communications companies within Europe and deregulation of the European market.

     Cost of License. Cost of license for fiscal 1999 was $5.5 million, a decrease of $5.2 million, from cost of license for the prior fiscal year. Cost of license included amortization of purchased computer software and intellectual property rights. The decrease in cost of license for fiscal 1999 was attributable primarily to reductions in the required amortization of certain purchased computer software.

     Cost of Service. Cost of service for fiscal 1999 was $357.8 million, an increase of $126.4 million, or 54.7%, compared to cost of service of $231.4 million for the year ended September 30, 1998. Cost of service was predominantly related to salary and employee related expenses. The absolute increase in cost of service was consistent with the increase in revenue for the year ended September 30, 1999.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our product development programs. In fiscal 1999, research and development expense was $40.9 million, or 6.5% of revenue, compared with $25.6 million, or 6.3% of revenue, in the previous fiscal year. The increase in research and development expense represented ongoing expenditures primarily for CC&B Systems and also for Directory Systems.

     Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 47.9% to $75.7 million, or 12.1% of revenue, in fiscal 1999, from $51.2 million, or 12.7% of revenue, in the year ended September 30, 1998. The absolute increase in selling, general and administrative expense was consistent with the increase in our revenue for fiscal 1999.

     Operating Income. Operating income in the year ended September 30, 1999 was $147.0 million, as compared with $84.9 million in the previous fiscal year, an increase of 73.1%. Operating income was 23.4% of revenue for fiscal 1999, as compared to 21.0% for fiscal 1998.

     Other Income (Expense), Net. Other income (expense), net consisted primarily of interest expense. In the year ended September 30, 1999, other expense, net was $6.2 million, a decrease of $17.9 million from the prior fiscal year. The decrease was primarily attributed to reductions in our bank debt through the use of cash from operations and the proceeds from our initial public offering in June 1998. Interest expense in fiscal 1998 related primarily to senior bank debt and subordinated debt.

     Income Taxes. Income taxes in fiscal 1999 were $42.2 million on income before income taxes of $140.8 million, representing an overall effective tax rate of 30%. In fiscal 1998, income taxes were $30.4 million on income before income taxes of $60.8 million, representing an overall effective tax rate of 50%. This higher tax rate resulted from significant interest expense in a tax jurisdiction where we were tax exempt, giving us no tax benefit to offset the tax incurred by us in other jurisdictions.

     Net Income. Net income was $98.5 million in the year ended September 30, 1999 compared to $30.1 million for the previous fiscal year. Net income was 15.7% of revenue for fiscal 1999, as compared to 7.5% for fiscal 1998.

     Diluted Earnings per Share. Diluted earnings per share increased from $0.19 in the year ended September 30, 1998 to $0.49 in fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents totaled $402.3 million as of September 30, 2000, compared to $85.2 million as of September 30, 1999. The increase in cash and cash equivalents is primarily attributable to cash flows from operations and, to a lesser degree, to cash balances of $31.9 million and $35.9 million we acquired as part of our acquisitions of ITDS and Solect, respectively, and to the exercise of employee stock options. Net cash provided by operating activities amounted to $287.6 million and $152.3 million for the years ended September 30, 2000 and 1999, respectively. A significant portion of our cash flow from operations during the year ended September 30, 2000 was used to invest in cash equivalents. We currently intend to retain our future earnings to support the further expansion of our business.

     As of September 30, 2000, we had short-term revolving lines of credit totaling $140.0 million from various banks or bank groups, of which $20.0 million was outstanding.

     As of September 30, 2000, we also had utilized approximately $19.3 million of revolving credit facilities to support outstanding letters of credit or bank guarantees.

     As of September 30, 2000, we had positive working capital of $319.0 million, as compared to positive working capital of $35.9 million as of September 30, 1999. The increase in working capital is primarily attributable to cash generated from operating activities and to the cash obtained from our acquisitions of ITDS and Solect. In our opinion, current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our near-term requirements.

     As of September 30, 2000, we had long-term obligations outstanding of $32.1 million in connection with leasing arrangements. Currently, our capital expenditures consist primarily of computer equipment and vehicles and are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

  NET DEFERRED TAX ASSETS

     As of September 30, 2000, deferred tax assets of $16.7 million, derived primarily from carry-forward net operating losses relating to Solect pre-acquisition losses, were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. Upon the subsequent realization of any such net operating losses, the valuation allowance will be released, resulting in an offsetting reduction of the goodwill recorded in the Solect acquisition.

EFFECTIVE TAX RATE

     Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates in the countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate (calculated based on the income taxes out of the income before income taxes, excluding non recurring charges for write-offs of purchased in-process research and development and other indirect acquisition-related costs) for the year ended September 30, 2000 was 49%, compared to 30% in the year ended September 30, 1999. This higher effective tax rate was attributable to amortization of goodwill related to our acquisitions of ITDS and Solect, much of which is not tax deductible. Excluding the impact of the ITDS and Solect acquisition-related charges, the effective tax rate for the year ended September 30, 2000 was 30%.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     We rely on the executive officers of our principal operating subsidiaries, including Amdocs, Inc. (the United States), Amdocs (UK) Limited (the United Kingdom), Amdocs Development Limited (Republic of Cyprus), Amdocs Management Limited (the United Kingdom), Amdocs (Israel) Limited (Israel), Amdocs Software Systems Ltd. (Ireland), International Telecommunication Data Systems, Inc. (the United States) and Solect Technology Group Inc. (Canada), to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries.

     As of December 22, 2000, our directors, senior managers and key employees upon whose work we are dependent are as follows:

                    NAME                       AGE    POSITION
                    ----                       ----   --------
Bruce K. Anderson(1)(2)......................    60   Chairman of the Board and Chief
                                                      Executive Officer
Robert A. Minicucci(1)(2)....................    48   Director and Chief Financial Officer
Avinoam Naor(2)..............................    52   Director; Chief Executive Officer of
                                                      Amdocs Management Limited
Dov Baharav..................................    50   Senior Vice President and Chief
                                                      Financial Officer, Amdocs Management
                                                        Limited
Nehemia Lemelbaum............................    57   Senior Vice President, Amdocs
                                                      Management Limited
Mario Segal..................................    53   Senior Vice President and Chief
                                                      Operating Officer, Amdocs Management
                                                        Limited
Eli Gelman...................................    42   Senior Vice President, Amdocs
                                                      Management Limited
Paul Atkinson................................    36   Senior Vice President, Amdocs
                                                      Management Limited
Shlomo Baleli................................    44   Senior Vice President, Amdocs
                                                      Management Limited
Thomas G. O'Brien............................    40   Treasurer and Secretary
Simon Cassif.................................    58   Senior Vice President, Amdocs (UK)
                                                        Limited
Melinos Pissourios...........................    32   General Manager, Amdocs Development
                                                        Limited
Kevin Picker.................................    43   Director and General Manager, Amdocs
                                                        (UK) Limited
Adrian Gardner(1)(2)(3)......................    38   Director
James S. Kahan(1)(2).........................    53   Director
John T. McLennan(3)..........................    55   Director
Lawrence Perlman(3)..........................    62   Director
Michael J. Price.............................    43   Director
Modi Rosen...................................    40   Director
Ron Zuckerman................................    43   Director

---------------

     (1)  Member of the Compensation Committee

     (2)  Member of Executive Committee

     (3)  Member of the Audit Committee

     Bruce K. Anderson has been Chief Executive Officer and Chairman of the Board of Amdocs since September 1997. Since August 1978, he has been a general partner of WCAS, an investment firm that specializes in the acquisition of companies in the information services, communications and health care industries. Investment partnerships affiliated with WCAS are collectively one of our largest shareholders. Mr. Anderson served for nine years with Automated Data Processing, Inc. ("ADP") until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of Bridge Information Systems, Inc.

     Robert A. Minicucci has been Chief Financial Officer and a director of Amdocs since September 1997. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. Mr. Minicucci served for twelve years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. He is also a director of several private companies including Global Knowledge Networks, Inc., Alliance Data Systems, Inc., Headstrong, Inc. and Attachmate, Inc.

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

     Dov Baharav is a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited, and has overall coordination responsibility for the financial reporting of our operating subsidiaries. Mr. Baharav joined Amdocs in 1991 in St. Louis, Missouri and until 1995 served first as Vice President and then as President of Amdocs, Inc., our principal U.S. subsidiary. Prior to joining Amdocs, Mr. Baharav served as Chief Operating Officer of Optrotech Ltd., a publicly held company that develops, manufactures and markets electro-optical devices.

     Nehemia Lemelbaum is Senior Vice President, Strategy and Corporate Development, of Amdocs Management Limited. He joined Amdocs in 1985, with initial responsibility for our U.S. operations. Mr. Lemelbaum led our development of graphic products for the yellow pages industry and directed our development of CC&B Systems. He served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (in effect the organization that eventually became Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing.

     Mario Segal is a Senior Vice President and the Chief Operating Officer of Amdocs Management Limited. He joined Amdocs in 1984 as Senior Vice President and was a leading member of the team that developed the ADS(NG)/Family of Products directory automation systems and the Ensemble(TM) platform. Mr. Segal was also an account manager for a major North American yellow pages publisher and prior thereto managed the computer department of a major Israeli insurance company, leading large-scale software development projects and strategic planning of automation systems.

     Eli Gelman is a Senior Vice President of Amdocs Management Limited, with responsibility for sales and strategic alliances. He has over 20 years of experience in the software industry, including over 10 years with Amdocs. Prior to his current position, he was a division president. He headed Amdocs' United States sales and marketing operations and helped spearhead our entry into the CC&B Systems market. Mr. Gelman was an account manager for our major European and North American installations, and has also led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks.

     Paul Atkinson has been a Senior Vice President of Amdocs Management Limited since October 2000, having overall responsibility for the Product Marketing and Marketing Communications departments. Mr. Atkinson served as Chief Executive Officer of Solect from 1994 until the acquisition of Solect by Amdocs in April 2000. Prior to joining Solect, Mr. Atkinson was the President and co-founder of Southwest Sun, the independent representative of Sun Microsystems in central Canada.

     Shlomo Baleli joined Amdocs in 1982 and has been a Senior Vice President of Amdocs Management Limited since October 2000. He has over 20 years experience in software engineering and in the development of software applications and infrastructure for communications systems and directory systems. Prior to joining Amdocs, he was a member of the team that established the computerized system for Golden Pages, the Israeli yellow pages company.

     Thomas G. O'Brien is Treasurer and Secretary of Amdocs Limited and since July 1995 has held other financial management positions within Amdocs. From July 1993 to July 1995, Mr. O'Brien was Controller of Big River Minerals Corporation, a diversified natural resources company. From 1989 to 1993, Mr. O'Brien was the Assistant Controller for Big River Minerals Corporation. From 1983 to 1989, Mr. O'Brien was a certified public accountant with Arthur Young and Company (now Ernst & Young LLP). Mr. O'Brien is a member of the American Institute of Certified Public Accountants.

     Simon Cassif is a Senior Vice President of Amdocs (UK) Limited. He has principal responsibility for developing our relationships with strategic customers in Europe. Mr. Cassif joined Amdocs in January 1994 and has since been devoting most of his efforts to business development in the area of customer care, billing and order management systems. Prior to joining Amdocs, Mr. Cassif was Chief Information Officer and Vice President, Systems and Computers at Bezeq, the Israel Telecommunication Corp. Ltd. Mr. Cassif held this position for twelve years, with full responsibility for Bezeq's information technology strategy, systems development, maintenance and operations.

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

     Kevin Picker has been a director and the General Manager of Amdocs (UK) Limited since October 1999. He joined the Amdocs group in 1997 as the financial director of Directory Technology (PTY) Ltd. From May 1992 Mr. Picker was the general manager of Myers Tyres in Australia and prior to that financial director of KM Printing and Publishing. Mr. Picker is a member of the Institute of Chartered Accountants in Australia (1994), the Israeli Institute of Certified Public Accountants (1995) and the South African Institute of Chartered Accountants (1980).

     Adrian Gardner has been a director of Amdocs since April 1998. Mr. Gardner is a Managing Director of Lazard LLC, based in London, and works with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a member of the Institute of Chartered Accountants in England & Wales and a member of The Securities Institute in the United Kingdom.

     James S. Kahan has been a director of Amdocs since April 1998. Mr. Kahan has worked at SBC since 1983, and currently serves as its Senior Executive Vice President-Corporate Development, a position he has held since 1992. Prior to joining SBC, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T. SBCI, a wholly-owned subsidiary of SBC, is one of our largest shareholders.

     John T. McLennan has been a director of Amdocs since November 1999. Since May 1999, he has served as Vice-Chair and Chief Executive Officer of AT&T Canada. Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until May 1999. From 1994 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan currently serves on the board of directors of Hummingbird Corporation and several other private software and communication companies.

     Lawrence Perlman has been a director of Amdocs since April 1998. He was Chairman of Ceridian Corporation from 1992 through 1999, and its Chief Executive Officer from 1990 through 1999. Ceridian Corporation is a provider of information services to employers to administer various human resource functions, as well as information services for the transportation and electronic media markets. Mr. Perlman is a director and Chairman of Seagate Technology, Inc., and a director of The Valspar Corporation and Computer Network Technology Corporation. Mr. Perlman has been a director of Ceridian since 1985.

     Michael J. Price has been a director of Amdocs since January 1998. He is co-Chairman of FirstMark Communications International LLC, a broadband communications company in Europe. Prior to that, he worked at Lazard Freres & Co. L.L.C., starting in 1987, serving first as a Vice President and then as a Managing Director, where he led its technology and telecommunications group. He is also a director of SpectraSite, a leading tower management company, and PeoplePC.

     Modi Rosen has been a director of Amdocs since December 2000. He founded and has been a co-manager of Magnum Communications Fund, a venture capital fund specializing in the Israeli telecommunications industry, since 1999. From 1997 to 1999, he was a Vice-President of Monitor Company, an international consulting group, where he advised European wireless and wireline companies, including Siemens. From 1991 to 1997, Mr. Rosen was a managing partner at Shaldor, an Israeli consultancy firm.

     Ron Zuckerman has been a director of Amdocs since December 2000. He founded and has been Chairman of the Board of Precise Software Solutions, a Nasdaq-listed company and a provider of information technology infrastructure performance management software, since 1991. He also founded Sapiens International, a Nasdaq-listed company and global e-business solutions provider, where he has served as Chairman since 1998, and EC-Gate, a solutions provider for e-marketplaces, where he has served as Chairman since 1996.

COMPENSATION

     Our directors who are not employees or affiliates of either the Company or any of our major shareholders have the choice of receiving as compensation either (i) an annual cash payment of $30,000 or (ii) options to purchase 10,000 ordinary shares, one-quarter of which vest immediately and the remainder of which vest annually in three equal installments. Any such director who serves as a chairman of a committee also receives options to purchase 1,000 ordinary shares under the same terms. In addition, we pay each such director $1,500 per meeting of the board of directors and $500 per meeting of a committee of the board of directors. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board of directors or committees thereof.

     A total of 20 persons who served either as directors of Amdocs or members of its administrative, supervisory or management bodies during fiscal 2000 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $7.1 million, which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. Included in this amount is remuneration to a former executive officer and to three former members of our board of directors.

     During fiscal 2000, directors or members of our administrative, supervisory or management bodies were granted options to purchase a total of 21,112 ordinary shares at an average price of $43.45 per share, with vesting over three to four year terms. All options were issued pursuant to our 1998 Stock Option and Incentive Plan, as amended (the "Option Plan"). See "Employee Stock Option and Incentive Plan".

BOARD PRACTICES

     All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

     Other than an employment agreement between us and Mr. Naor, which provides that Mr. Naor shall be paid a cash severance upon termination of his employment, there are no service contracts between us and any of our directors providing for benefits upon termination of their employment.

  BOARD COMMITTEES

     The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. Our Audit Committee consists of Messrs. Gardner, McLennan and Perlman, all of whom are independent directors, as required by the rules of the New York Stock Exchange, Inc. ("NYSE").

     The Compensation Committee of the board of directors determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and the consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs. Our Compensation Committee consists of Messrs. Anderson, Gardner, Kahan and Minicucci. None of the members of the Committee was an employee of ours at any time during fiscal 2000.

     We have also established an Executive Committee that may act from time to time instead of the full board of directors and has such responsibilities as may be delegated to it by the board from time to time. Our Executive Committee consists of Messrs. Anderson, Gardner, Kahan, Miniccuci and Naor.

EMPLOYEES

     As of September 30, 2000, we employed on a full-time basis approximately 7,400 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 1,000 managers and administrative professionals. We employ approximately 4,000 and 2,200 software and information technology specialists in Israel and North America, respectively, with the remaining principally located in Europe and the Asia-Pacific region. We often maintain teams of employees at a customer's premises to work on specific projects.

     As of September 30, 1999, we employed on a full-time basis approximately 4,400 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 600 managers and administrative professionals. We employed over 3,000 and 780 software and information technology specialists in Israel and North America, respectively, with the remaining located in Europe and the Asia-Pacific region.

     As of September 30, 1998, we employed on a full-time basis approximately 2,900 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 375 managers and administrative professionals. We employed over 2,100 and 500 software and information technology specialists in Israel and North America, respectively, with the remaining located in Europe and the Asia-Pacific region.

     We have to comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Brazil, Canada, Europe, Israel, Japan and the United States. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time, our compliance with such regulations could become more burdensome.

     Our principal operating subsidiaries are not party to any collective bargaining agreements. However, our Israeli subsidiary is subject to certain labor-related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association), which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. A significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time. We consider our relationship with our employees to be good and have never experienced a labor dispute, strike or work stoppage.

     In addition, all employees in Brazil, including members of management, are represented by unions. Collective bargaining between employers and unions is mandatory, negotiated annually, and covers work conditions, including cost of living increases, minimum wages that exceed the government thresholds and overtime pay.

SHARE OWNERSHIP

  SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY
EMPLOYEES

     As of December 1, 2000, the aggregate number of our voting ordinary shares beneficially owned by our directors, senior managers and certain key employees was 68,369,254 shares. This number includes voting ordinary shares held by SBCI and WCAS since affiliates of SBCI and WCAS serve on our board of directors and, accordingly, such designees may be deemed to be the beneficial owners of the voting ordinary shares held by such entities. Each such designee disclaims beneficial ownership of such shares. The number also includes voting ordinary shares held by Amdocs International Limited ("AIL"), affiliates of which were on our board of directors at December 1, 2000 but have since resigned. See "Major Shareholders and Related Party Transactions -- Major Shareholders".

     Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

  EMPLOYEE STOCK OPTION AND INCENTIVE PLAN

     The Option Plan provides for the grant by Amdocs of restricted shares or stock options to our directors, employees (including officers) and consultants. Of the 13,300,000 ordinary shares originally available for issuance under the Option Plan, options to purchase 10,427,565 ordinary shares have been granted as of December 1, 2000, and 2,872,435 ordinary shares remain available for future grants. The board of directors has authorized an increase of 19,000,000 ordinary shares to the Option Plan, subject to shareholder approval at our next general meeting of shareholders. The purpose of the Option Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company.

     The Option Plan provides for the granting of "incentive stock options" and "non-qualified stock options" to purchase ordinary shares and/or the granting of rights to purchase ordinary shares on a "restricted" basis. The terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; and (iii) no options or awards may be granted after January 2008.

     The Option Plan is administered by the Compensation Committee, which determines all the terms of the awards (subject to the above), including which employees are granted awards. The board of directors may amend or terminate the Option Plan, provided that stockholder approval is required to increase the number of ordinary shares available under the Option Plan, to decrease the basis upon which the minimum exercise price of options is determined or to extend the term of an individual option or the period in which awards may be granted. Ordinary shares acquired upon exercise of an award are subject to certain restrictions on sale, transfer or hypothecation.

     As of December 1, 2000, there were outstanding options to purchase an aggregate 9,261,093 ordinary shares at exercise prices ranging from $1.92 to $77.25 per share and no restricted shares had been awarded.

     As a result of the ITDS and Solect transactions, as of December 1, 2000, we are obligated to issue (and have reserved for issuance) an additional 566,592 and 1,087,337 ordinary shares, respectively, upon exercise of options that had previously been granted under the ITDS and Solect option plans. These options vest over a period of 3.5 years and have exercise prices ranging from $0.001 to $74.79 per share. No additional options have been or will be granted under these plans.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     Our voting ordinary shares are owned 13.8% by AXA Financial, Inc. and its affiliates, 10.4% by SBCI, 9.4% by Amdocs International Limited ("AIL"), a private company beneficially owned by Morris S. Kahn and 8.4% by Welsh, Carson, Anderson & Stowe ("WCAS"), a private investment firm, and its affiliates.

     As a result of the concentration of ownership of our voting ordinary shares, some shareholders may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This control may have the effect of delaying or preventing a change in control of Amdocs.

     The following table sets forth specified information with respect to the beneficial ownership as of December 1, 2000 of any person known by us to be the beneficial owner of more than 5% of our outstanding voting ordinary shares.

                                                                 SHARES
                                                              BENEFICIALLY    PERCENTAGE
                      NAME AND ADDRESS                          OWNED(1)     OWNERSHIP(2)
                      ----------------                        ------------   ------------
AXA Financial, Inc.(3)......................................   27,453,122        13.8%
  1290 Avenue of the Americas
  New York, New York 10104
SBC International Inc.(4)...................................   20,654,138        10.4%
  175 E. Houston Street
  San Antonio, Texas 78205-2233
Amdocs International Limited(5).............................   18,744,442         9.4%
  Suite 5, Tower Hill House
  Le Bordage, St. Peter Port
  Guernsey GY1 3QT
  The Channel Islands
Welsh, Carson, Anderson & Stowe(6)..........................   16,752,911         8.4%
  320 Park Avenue, Suite 2500
  New York, New York 10022

---------------
(1) Unless otherwise indicated, the entities identified in this table have sole voting and investment power with respect to all voting ordinary shares shown as beneficially owned by them, subject to community property laws, where applicable.

(2) The percentages shown are based on 198,370,603 voting ordinary shares outstanding on December 1, 2000.

(3) Includes 26,911,722 shares held indirectly through AXA Financial's majority-owned subsidiary Alliance Capital Management L.P. and 541,400 shares held indirectly through AXA Financial's wholly-owned subsidiary the Equitable Life Assurance Society of the United States.

(4) SBCI is a wholly-owned subsidiary of SBC, a company whose shares are publicly traded on the NYSE. SBCI also owns 22,864,373 non-voting ordinary shares, which, together with its voting ordinary shares, represent 19.7% of our aggregate outstanding shares as of December 1, 2000. SBCI is the only shareholder that holds our non-voting ordinary shares. James S. Kahan, Senior Executive Vice President-Corporate Development of SBC, serves on our board of directors.

(5) The number of shares shown as beneficially owned by AIL includes 10,000,000 voting ordinary shares that AIL may be required to deliver to the Amdocs Automatic Common Exchange Security Trust (the "TRACES Trust") upon the exchange of Automatic Common Exchange Securities that were issued and sold by the TRACES Trust in June 1999. The exchange date for the Automatic Common Exchange Securities will occur no earlier than June 11, 2002.

(6) Includes 10,857,994 voting ordinary shares held by Welsh, Carson, Anderson & Stowe VII, L.P., 3,107,681 voting ordinary shares held by Welsh, Carson, Anderson & Stowe VI, L.P. and 2,787,236 voting ordinary shares held by WCAS Capital Partners III, L.P. Bruce K. Anderson and Robert A. Minicucci, principals of the various WCAS entities, serve on our board of directors and as Chairman of the Board and Chief Executive Officer of Amdocs, and Chief Financial Officer of Amdocs, respectively.

     Pursuant to a call option agreement entered into in September 1997 among various of our shareholders as of that date, a call option was exercised in November 1999, without the payment of any consideration, as a result of certain revenue and cash flow targets having been met by us, which resulted in the relative ownership of certain of our shareholders increasing or decreasing with no change in the aggregate number of our outstanding ordinary shares.

     As of December 1, 2000, our ordinary shares were held by approximately 274 recordholders. Based on a review of the information provided to us by our transfer agent, 180 recordholders, holding approximately 83.0% of our outstanding ordinary shares, were residents of the United States.

RELATED PARTY TRANSACTIONS

  INVESTMENT AGREEMENTS

     In September 1997, Amdocs and affiliates of WCAS and certain other investors (the "WCAS Investors") entered into a Share Subscription Agreement under which the WCAS Investors acquired from us on September 22, 1997, $3.27 million principal amount of junior promissory notes and ordinary shares issued by us representing 8.7% of our then outstanding equity for $61.2 million. On that date, Amdocs and the WCAS Investors also entered into a Conditional Investment Agreement, under which the WCAS Investors agreed, subject to the satisfaction of specific revenue and cash flow targets through November 30, 1997, to acquire additional shares of Amdocs which, when added to the shares acquired under the Share Subscription Agreement, would constitute 35.0% of our outstanding equity as of September 22, 1997. Concurrently with the signing of the Conditional Investment Agreement, a subsidiary of Amdocs, European Software Marketing Ltd. ("ESM"), entered into a Note Purchase Agreement with WCAS Capital Partners III, L.P., an investment partnership affiliated with WCAS, and several other investors, providing for the issuance of up to $125.0 million principal amount of 10% subordinated notes of ESM, subject to the satisfaction of the same financial targets set forth in the Conditional Investment Agreement. In January 1998, with the financial targets having been met, ESM sold $123.5 million principal amount of subordinated notes under the Note Purchase Agreement for a purchase price equal to their principal amount. On March 30, 1998, we completed the transactions contemplated by the Conditional Investment Agreement by issuing and selling to the WCAS Investors 51,507,716 ordinary shares for $95.83 million in cash and the surrender of the $3.27 million principal amount of junior promissory notes issued by us in September 1997.

     Some entities in which several of our directors and executive officers and our subsidiaries have a beneficial interest participated in the investments made pursuant to the Share Subscription Agreement and the Conditional Investment Agreement and acquired beneficial ownership of 2,078,336 ordinary shares for a total investment of $4.0 million.

     The proceeds of the equity and subordinated debt investments made under the Share Subscription Agreement, the Conditional Investment Agreement and the Note Purchase Agreement were used, together with the proceeds of a senior bank debt financing and internally generated funds, to acquire for $40.0 million certain intellectual property rights from operating subsidiaries of SBC and to fund an internal corporate reorganization. Following the reorganization, $478.7 million in dividends were paid to our shareholders, including a total of $39.9 million to the WCAS Investors.

  SHAREHOLDERS AGREEMENTS

     In connection with the Share Subscription Agreement and Conditional Investment Agreement, SBCI, WCAS (on behalf of the WCAS Investors), AIL and Amdocs, entered into a Shareholders Agreement, under which these shareholders have certain rights to have their shares registered for sale to the public under the Securities Act of 1933, as amended.

     Pursuant to separate Shareholders Agreements entered into in 1995 among various of our shareholders as of that date, the parties thereto have, subject to the occurrence of specified events, call and put rights with respect to certain shares held by the parties. These rights expire ratably over time and fully expire in 2002. The exercise of such rights will not affect the number of our outstanding ordinary shares.

  RELATIONSHIP WITH SBC

     SBC and some of its operating subsidiaries are also significant customers of ours. During fiscal 2000, 1999 and 1998, SBC and those subsidiaries accounted for approximately 12.6%, 15.9% and 20.8%, respectively, of our revenue.

     In March 1999, we entered into an agreement with a subsidiary of SBC, under which SBC has agreed that the level of support and development services that we provide to SBC and its subsidiaries over the subsequent three years will be at least equal to a substantial portion of the services we provided to SBC as of such date.

  OTHER RELATIONSHIPS

     Since fiscal 1997, we have provided a CC&B Systems and related customization and implementation services to GoldenLines Limited, a provider of international telephone service for calls to and from Israel. SBC and Morris S. Kahn have a significant beneficial interest in GoldenLines.

     SBC and Mr. Kahn also are the beneficial owners of a company that leases certain office facilities and provides certain miscellaneous support services to us in Israel.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     Our Consolidated Financial Statements are set forth in our Current Report on Form 6-K dated December 29, 2000, which is incorporated herein by reference.

LEGAL PROCEEDINGS

     We are not involved in any material legal proceedings.

DIVIDEND POLICY

     We did not pay any cash dividends on our ordinary shares in fiscal 2000 or 1999. We paid cash dividends totaling $478.7 million, $19.3 million and $37.9 million on our ordinary shares in each of fiscal 1998, 1997 and 1996, respectively. After the payment of the dividends in 1998 that followed a corporate reorganization, we decided in general to retain earnings to finance the development of our business. The payment of any future dividends will be paid by us based on conditions then existing, including our earnings, financial condition and capital requirements as well as other conditions we deem relevant. The terms of our existing debt and any additional debt that may be incurred by us may effectively limit our ability to pay dividends.

ITEM 9.  THE OFFER AND LISTING

     Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol "DOX". The annual high and low reported sale prices for the ordinary shares were $96.00 and $19.81, respectively, for fiscal 2000 and were $30.25 and $8.75, respectively, for fiscal 1999. Through November 30, 2000, the high and low reported sale prices for the ordinary shares were as follows:

                                                               HIGH     LOW
                                                              ------   ------
Fiscal Year ending September 30, 1998:
  Third Quarter (since June 19, 1998).......................  $16.50   $14.00
  Fourth Quarter............................................  $16.38   $ 8.19
Fiscal Year ending September 30, 1999:
  First Quarter.............................................  $17.50   $ 8.75
  Second Quarter............................................  $26.38   $13.50
  Third Quarter.............................................  $29.69   $18.38
  Fourth Quarter............................................  $30.25   $20.00
Fiscal Year ending September 30, 2000:
  First Quarter.............................................  $37.94   $19.81
  Second Quarter............................................  $96.00   $32.44
  Third Quarter.............................................  $88.75   $49.00
  Fourth Quarter............................................  $88.75   $59.38
Most recent six months:
  June, 2000................................................  $81.50   $62.50
  July, 2000................................................  $88.75   $66.13
  August, 2000..............................................  $73.38   $59.38
  September, 2000...........................................  $72.75   $60.00
  October, 2000.............................................  $67.38   $53.88
  November, 2000............................................  $73.50   $51.63

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The Company is registered at the Greffe (Companies Registry) in Guernsey, the Channel Islands and has been assigned company number 19528, registered office situated at Suite 5, Tower Hill House, Le Bordage, St Peter Port, Island of Guernsey, GY1 3QT, Channel Islands. The telephone number at that location is 011-44-1481-728444.

     The purpose of the Company is to perform any and all corporate activities permissible under Guernsey law and are set forth in detail at Clause 3(1) to
(37) of the Memorandum of Association of the Company (the "Memorandum of Association").

     Article 21(2) of the Amended and Restated Articles of Association of the Company (the "Articles of Association") provides that a director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding such director's interest and an interested director will not be liable to the Company for any profit realized through any such contract or arrangement by reason of such director holding the office of director. Article 21 of the Articles of Association provides that the remuneration of the directors shall from time to time be determined by the Company by ordinary resolution. No provision is made in the Articles of Association for directors to vote compensation to themselves or any members of their body under any circumstances. Article 22 provides that directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue securities whether outright or as security for any debt, liability or obligation of the Company for any third party. Such borrowing powers can only be altered through an amendment to the Articles of Association. Directors of the Company are not required to own shares of the Company in order to serve as directors.

     The share capital of the Company is L5,750,000 divided into (i) 25,000,000 preferred shares with a par value of L0.01 per share and (ii) 550,000,000 ordinary shares with a par value of L0.01 per share, consisting of 500,000,000 voting ordinary shares and 50,000,000 non-voting ordinary shares. The rights, preferences and restrictions attaching to each class of the shares are as follows:

  PREFERRED SHARES

     - Issue -- the preferred shares may be issued from time to time in one or more series of any number of shares up to the amount authorized.

     - Directors Authorization to Issue Preferred Shares -- authority is vested in the directors from time to time to authorize the issue of one or more series of preferred shares and to provide for the designations, powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon.

     - Relative Rights -- all shares of any one series of preferred shares must be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends shall be cumulative.

     - Liquidation -- in the event of any liquidation, dissolution or winding-up of the Company, the holders of preferred shares are entitled to preference with respect to payment and to receive payment (at the rate fixed in any resolution or resolutions adopted by the directors in such case) plus an amount equal to all dividends accumulated to the date of final distribution to such holders. The holders of preferred shares are entitled to no further payment other than that stated above. If upon any liquidation the assets of the Company are insufficient to pay in full the amount stated above then such assets shall be distributed among the holders of preferred shares.

     - Voting Rights -- except as otherwise provided for by the directors upon the issue of any new series of preferred shares, the holders of shares of preferred shares have no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of members.

  ORDINARY SHARES AND NON-VOTING ORDINARY SHARES

     Except as otherwise provided by the Memorandum of Association and Articles of Association, the ordinary shares and non-voting ordinary shares are identical and entitle holders thereof to the same rights and privileges.

     - Dividends -- when and as dividends are declared on the shares of the Company the holders of voting ordinary shares and non-voting shares are entitled to share equally, share for share, in such dividends except that if dividends are declared which are payable in voting ordinary shares or non-voting ordinary shares, dividends must be declared which are payable at the same rate in both classes of shares.

     - Conversion of Non-Voting Ordinary Shares into Voting Ordinary
       Shares -- upon the transfer of non-voting ordinary shares from the original holder thereof to any third party not affiliated with such original holder, non-voting ordinary shares are redesignated in the books of the Company as voting ordinary shares and automatically convert into the same number of voting ordinary shares.

     - Liquidation -- upon any liquidation, dissolution or winding-up of the Company, the assets of the Company remaining after creditors and the holders of any preferred shares have been paid in full shall be distributed to the holders of voting ordinary shares and non-voting ordinary shares equally share for share.

     - Voting Rights -- the holders of voting ordinary shares are entitled to vote on all matters to be voted on by the members, and the holders of non-voting ordinary shares are not entitled to any voting rights.

     - Preferences -- except for liquidation preference, the voting ordinary shares and non-voting ordinary shares are subject to all the powers, rights, privileges, preferences and priorities of the preferred shares as are set out in the Articles of Association.

     As regards both preferred shares and voting and non-voting ordinary shares, the Company has power to purchase any of its own shares, whether or not they are redeemable and may make a payment out of capital for such purchase.

     There are no provisions for a classified board of directors or for cumulative voting for directors.

     Article 8 of the Articles of Association provides that all or any of the rights, privileges, or conditions attached to any class or group of shares may be changed as follows:

     - by an agreement between the Company and any person purporting to contract on behalf of the holders of shares of the class or group affected, provided that such agreement is ratified in writing by the holders of at least two-thirds of the issued shares of the class affected; or

     - with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed by majority of three-fourths of the votes of the holders of shares of the class or group affected entitled to vote and voting in person or by attorney or proxy and passed at a separate meeting of the holders of such shares but not otherwise.

     The Companies (Guernsey) Law, 1994 (the "Companies Law") provides that, where not provided for in the Articles of Association, a special resolution of the shareholders is required to alter the Articles of Association. A special resolution must be passed by not less than three-quarters of the votes recorded at a meeting called for purposes of voting on the matter. As such, the conditions set out above are as significant as the requirements of Guernsey law.

     Provisions in respect of the holding of general meetings and extraordinary general meetings are set out at Articles 14, 15 and 16 of the Articles of Association. The Articles provide that an annual general meeting must be held once in every calendar year (provided that not more than 15 months have elapsed since the last such meeting) at such time and place as the directors appoint and, in default, an annual general meeting may be convened by any two members holding at least 10% in the aggregate of the Company's share capital. The directors may, whenever they deem fit, convene an extraordinary general meeting, and extraordinary general meetings will also be convened on the requisition in writing of holders of at least 20% of the issued share capital of the Company carrying voting rights or, if the directors fail upon such requisition to convene such meeting within 21 days then such meeting may be convened by such holders in such manner as provided by the Companies Law. A minimum of 10 days' written notice is required in connection with an annual general meeting and a minimum of 14 days' written notice is required in connection with any other meeting. The notice shall specify the place, the day and the hour of the meeting, and in the case of any special business, the general nature of that business to such persons as are entitled by the Articles of Association to receive such notices from the Company provided that a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in the Articles, be deemed to have been duly called if it is so agreed by all the members entitled to attend and vote thereat.

     There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

     There are no provisions in the Memorandum of Association or Articles of Association that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

     There are no provisions in the Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. United States federal law, however, requires that all directors, executive officers and holders of 10% or more of the stock of a company that has a class of stock registered under the Securities Exchange Act of 1934, as amended, disclose such ownership. In addition, holders of more than 5% of a registered equity security must disclose such ownership.

     Pursuant to Article 13 of the Articles of Association, the Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution prescribes. A restructuring of the existing share capital must be done by extraordinary resolution, and the

Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in accordance with Guernsey law. These provisions in relation to the alteration of the Company's capital are in accordance with but no more onerous than the Companies Law.

MATERIAL CONTRACTS

     Other than the ITDS and Solect acquisition transaction agreements and related documents, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business. See "Information on the Company -- History and Development of Amdocs".

EXCHANGE CONTROLS

     Not applicable.

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

  General

     Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates in the countries in which we operate and the relative magnitude of our activities in those countries. Our consolidated effective tax rate (calculated based on the income taxes out of the income before income taxes, excluding nonrecurring charges for write-offs of purchased in-process research and development and other indirect acquisition-related costs) for fiscal 2000 was 49%. This higher effective tax rate was attributable to amortization of goodwill related to our acquisitions of ITDS and Solect, much of which is not tax deductible. Excluding the impact of the ITDS and Solect acquisition-related charges, the effective tax rate for fiscal 2000 was 30%. There can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenged the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries have been granted certain special tax benefits, discussed below, in Cyprus, Ireland and Israel. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

  Certain Guernsey Tax Considerations

     We qualify as an exempt company (i.e., our shareholders are not Guernsey residents and we do not carry on business in Guernsey) so we generally are not subject to taxation in Guernsey.

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

  Certain Irish Tax Considerations

     Our Irish subsidiary, Amdocs Software Systems Ltd., operates a development center. The corporation tax rate on its trading activities is 24% for 2000 and will decline to 20% in 2001 and to 16% in 2002, and finally to 12.5% in 2003. The subsidiary has entered into an agreement with the Irish Industrial Development Agency pursuant to which it qualifies for certain job creation grants and, consequently, certain activities conducted by it are deemed to be manufacturing activities for the purpose of Irish taxation. As a result, the subsidiary is subject to a corporation tax rate in Ireland of 10% with respect to its manufacturing activities. This tax rate on manufacturing activities will be available to our Irish subsidiary until December 31, 2002. As of January 1, 2003, our Irish subsidiary will be subject to a single corporation tax rate of 12.5% on all of its trading and manufacturing activities.

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

     Our Israeli subsidiary has elected the alternative benefits with respect to its current Approved Enterprise and its enlargements, pursuant to which the Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays for a period of two years (and in some cases for a period of four years) and reduced tax rates for an additional period of up to eight years. In case our Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject, assuming that the current level of foreign investment in Amdocs is not reduced, to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid and up to 25% if such foreign investments are reduced (as detailed above). This tax is in addition to the withholding tax on dividends as described below. Under an instrument of approval issued in December 1997 and relating to the current investment program of our Israeli subsidiary and to the income derived therefrom, our Israeli subsidiary is entitled to a reduced tax rate period of thirteen years (instead of the eight-year period referred to above.) The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are given according to an allocation formula provided for in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and the subsidiary might be required to refund the amount of the canceled benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

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

     This summary generally considers only U.S. holders that own ordinary shares as capital assets. This summary does not discuss the United States federal income tax consequences to a holder of ordinary shares that is not a U.S. holder.

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

  Certain Guernsey Tax Considerations

     Under the laws of Guernsey as currently in effect, a holder of our ordinary shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there is exempt from Guernsey income tax on dividends paid with respect to the ordinary shares and is not liable for Guernsey income tax on gains realized on sale or disposition of such ordinary shares. In addition, Guernsey does not impose a withholding tax on dividends paid by us to the holders of our ordinary shares.

     There are no capital gains, gift or inheritance taxes levied by Guernsey, and the ordinary shares generally are not subject to any transfer taxes, stamp duties or similar charges on issuance or transfer.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

     Approximately 89% of our revenue is in dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 58% of our operating expenses are paid in dollars or are linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the European Monetary Union currency ("euro") and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of September 30, 2000, we had hedged most of our significant exposures in currencies other than the dollar.

FOREIGN CURRENCY RISK

     We enter into foreign exchange forward contracts to hedge some of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency and anticipated costs to be incurred in a foreign currency. We seek to minimize the risk that the fair value of sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency, the dollar, will be affected by changes in exchange rates. See Note 20 to our Consolidated Financial Statements, set forth in our Current Report on Form 6-K dated December 29, 2000. The following table summarizes our foreign currency forward exchange agreements as of September 30, 2000. The table (all dollar amounts in millions) presents the notional amounts, weighted average exchange rates by expected (contractual) maturity dates, and fair value of the total derivative instruments as of September 30, 2000. Notional values and average contract rates are calculated based on forward rates as of September 30, 2000, dollar translated.

                                                                                       AS OF
                                             FOR THE YEAR ENDED SEPTEMBER 30,    SEPTEMBER 30, 2000
                                             ---------------------------------     FAIR VALUE OF
                                               2001        2002        2003          DERIVATIVE
                                             ---------   ---------   ---------   ------------------
Forward contracts to sell foreign currency in dollars:
British Pounds
  Notional value...........................   $ 19.35          --          --         $ (1.10)
  Average contract rate....................      1.57          --          --              --
Canadian Dollars
  Notional value...........................   $  1.96     $  6.37          --         $ (0.17)
  Average contract rate....................      1.46        1.46          --              --
Euro (Deutsche Marks)
  Notional value...........................   $  0.18          --          --              (*)
  Average contract rate....................      2.19          --          --              --
Forward contracts to buy foreign currency for dollars:
Australian Dollars
  Notional value...........................   $ 11.54     $  6.00     $  4.70         $  3.05
  Average contract rate....................      0.61        0.65        0.65              --
Israeli Shekels
  Notional value...........................   $196.70          --          --         $ (4.79)
  Average contract rate....................      4.15          --          --              --

---------------

     (*)  Less than $100,000

INTEREST RATE RISK

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of United States governmental securities and commercial paper and currently bear minimal interest rate risk. As of September 30, 2000, we had approximately $20.0 million outstanding on our revolving line of credit and short-term credit agreements and $32.1 million recorded as long-term lease obligations, which in the aggregate bear minimal interest rate risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND SCHEDULE

     Our Consolidated Financial Statements and related schedule are set forth in our Current Report on Form 6-K dated December 29, 2000, which is incorporated herein by reference.

ITEM 19.  EXHIBITS

 1.       Memorandum and Articles of Association of Amdocs Limited
          (Exhibits 3.1 and 3.2 to Amdocs' Registration Statement on
          Form F-1 dated June 19, 1998; Registration No. 333-8826)
 3.       Voting and Exchange Trust Agreement dated as of April 5,
          2000 among Amdocs Limited, Amdocs (Denmark) ApS., Amdocs
          Holdings ULC, Solect Technology Group Inc. and The Trust
          Company of Bank of Montreal
 4.a.1    Agreement and Plan of Merger dated as of September 3, 1999 among Amdocs Limited, Ivan Acquisition Corp. and
          International Telecommunication Data Systems, Inc. (Exhibit
          2.1 to Amdocs' Current Report on Form 6-K dated September
          10, 1999)
 4.a.2    Combination Agreement dated as of February 28, 2000 among
          Amdocs Limited, Solect Technology Group Inc., Amdocs
          (Denmark) ApS. and Amdocs Holdings ULC (Exhibit 2.1 to
          Amdocs' Current Report on Form 6-K dated March 3, 2000)
 8.       Subsidiaries of Amdocs Limited
10.a.1    Consent of Ernst & Young LLP

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          Amdocs Limited

                                          /s/  THOMAS G. O'BRIEN
                                          --------------------------------------
                                          Thomas G. O'Brien
                                          Treasurer and Secretary
                                          Authorized U.S. Representative

Date: January 4, 2001

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                      DESCRIPTION
        -------                                    -----------
           1.              Memorandum and Articles of Association of Amdocs Limited
                           (Exhibits 3.1 and 3.2 to Amdocs' Registration Statement on
                           Form F-1 dated June 19, 1998; Registration No. 333-8826)
           3.              Voting and Exchange Trust Agreement dated as of April 5,
                           2000 among Amdocs Limited, Amdocs (Denmark) ApS., Amdocs
                           Holdings ULC, Solect Technology Group Inc. and The Trust
                           Company of Bank of Montreal
           4.a.1           Agreement and Plan of Merger dated as of September 3, 1999 among Amdocs Limited, Ivan Acquisition Corp. and
                           International Telecommunication Data Systems, Inc. (Exhibit
                           2.1 to Amdocs' Current Report on Form 6-K dated September
                           10, 1999)
           4.a.2           Combination Agreement dated as of February 28, 2000 among
                           Amdocs Limited, Solect Technology Group Inc., Amdocs
                           (Denmark) ApS. and Amdocs Holdings ULC (Exhibit 2.1 to
                           Amdocs' Current Report on Form 6-K dated March 3, 2000)
           8.              Subsidiaries of Amdocs Limited
          10.a.1           Consent of Ernst & Young LLP