Form 20-F
period 2001-09-30
AMDOCS LTD
filed 2001-12-27
CIK 1062579

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

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

Voting Ordinary Shares, par value L0.01                       211,848,851(1)
Non-Voting Ordinary Shares, par value L0.01                   10,778,798
(Title of class)                                              (Number of shares)

---------------
(1) Includes 2,366,647 shares held by shareholders of a company we acquired, which can be exchanged for our voting ordinary shares. Does not include (a) 30,198,285 ordinary shares remaining under our stock option plan, (b) 1,061,134 ordinary shares reserved for issuance upon exercise of vested options granted by companies we have acquired, and (c) an aggregate 5,429,350 ordinary shares reserved for issuance upon conversion of 2% Convertible Notes due June 1, 2008. As of September 30, 2001, options to purchase an aggregate of 13,090,108 ordinary shares were outstanding and 17,108,177 ordinary shares remained available for future option grants under our stock option plan.

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

     Indicate by check mark which financial statement item the registrant has selected to follow.
                     Item 17 [ ]               Item 18 [X]

                                 AMDOCS LIMITED
                            ------------------------

                                   FORM 20-F
           ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001
                            ------------------------

                                     INDEX

                                     PART I
Item 1.   Identity of Directors, Senior Management and Advisors -- Not
          applicable..................................................      2
Item 2.   Offer Statistics and Expected Timetable -- Not applicable...      2
Item 3.   Key Information.............................................      2
Item 4.   Information on the Company..................................     11
Item 5.   Operating and Financial Review and Prospects................     22
Item 6.   Directors, Senior Management and Employees..................     33
Item 7.   Major Shareholders and Related Party Transactions...........     40
Item 8.   Financial Information.......................................     41
Item 9.   The Offer and Listing.......................................     42
Item 10.  Additional Information......................................     42
Item 11.  Quantitative and Qualitative Disclosure about Market Risk...     49
Item 12.  Description of Securities Other than Equity
          Securities -- Not applicable................................     50

                                    PART II
Item 13.  Defaults, Dividend Arrearages and Delinquencies -- Not
          applicable..................................................     51
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds -- Not applicable...........................     51

                                    PART III
Item 17.  Financial Statements -- Not applicable......................     51
Item 18.  Financial Statements........................................     51
Item 19.  Exhibits....................................................     52

                                     PART I

     Unless the context otherwise requires, all references in this annual report to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. References to "dollars" or $ are to U.S. dollars. Unless otherwise stated, all references to ordinary shares are to both voting and non-voting ordinary shares.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     Our historical Consolidated Financial Statements are prepared in accordance with accounting principals generally accepted in the United States ("GAAP") and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from the historical Consolidated Financial Statements of Amdocs for the years presented. Historical information as of and for the five years ended September 30, 2001 is derived from our Consolidated Financial Statements, which have been audited by Ernst & Young LLP, our independent auditors.

     The information presented below is qualified by the more detailed historical Consolidated Financial Statements (and should be read in conjunction with those Statements) and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this report.

                                                     YEAR ENDED SEPTEMBER 30,
                                   ------------------------------------------------------------
                                      2001          2000         1999        1998        1997
                                   ----------    ----------    --------    --------    --------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenue..........................  $1,533,910    $1,118,320    $626,855    $403,767    $290,102
Operating income.................     159,281        74,124     146,998      84,895      26,969
Net income(1)....................      66,386         5,978      98,543      30,107       5,876
Basic earnings per share.........        0.30          0.03        0.50        0.19        0.05
Diluted earnings per share.......        0.29          0.03        0.49        0.19        0.05
Dividends declared per share.....          --            --          --        3.76        0.18

                                                       AS OF SEPTEMBER 30,
                                   ------------------------------------------------------------
                                      2001          2000         1999        1998        1997
                                   ----------    ----------    --------    --------    --------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets.....................  $2,624,436    $1,935,085    $430,011    $239,966    $220,582
Long-term obligations
  2% Convertible Notes due June
     1, 2008(2)..................     500,000            --          --          --          --
  Long-term portion of capital
     lease obligations...........      24,779        23,417      17,148       9,215       7,370
Shareholders' equity
  (deficit)(3)(4)................   1,512,091     1,430,772     123,737     (21,889)     94,253

                                                               ORDINARY SHARES         ADDITIONAL
                                                          -------------------------     PAID-IN
                                                          SHARES         AMOUNT         CAPITAL
                                                          -------    --------------    ----------
                                                                     (IN THOUSANDS)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY DATA:
Balance as of September 30, 1997........................  124,708        $1,996        $  105,779
  Issuance of ordinary shares(3)........................   72,092         1,153           331,485
  Stock options granted, net of forfeitures.............       --            --            10,239
                                                          -------        ------        ----------
Balance as of September 30, 1998........................  196,800         3,149           447,503
  Issuance of ordinary shares(3)........................    2,000            32            41,352
  Stock options granted, net of forfeitures.............       --            --               244
                                                          -------        ------        ----------
Balance as of September 30, 1999........................  198,800         3,181           489,099
  Issuance of ordinary shares related to acquisitions,
     net(4).............................................   20,307           325         1,263,330
  Employee stock options exercised......................    2,058            33            21,327
  Tax benefit of stock options exercised................       --            --            10,825
  Stock options granted.................................       --            --               235
                                                          -------        ------        ----------
Balance as of September 30, 2000........................  221,165         3,539         1,784,816
  Employee stock options exercised......................    1,463            21            13,946
  Tax benefit of stock options exercised................       --            --             7,345
  Stock options granted.................................       --            --               183
                                                          -------        ------        ----------
Balance as of September 30, 2001........................  222,628        $3,560        $1,806,290
                                                          =======        ======        ==========

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

(2) In May 2001, we issued to qualified institutional buyers $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). On September 25, 2001, following a shelf registration on Form F-3, the Notes began trading in the public market.

(3) In the second quarter of fiscal 1998, we issued 54,092 ordinary shares pursuant to agreements with certain shareholders. We completed our initial public offering of 18,000 ordinary shares in June 1998 and a public offering of an additional 2,000 ordinary shares in June 1999. The net proceeds to us from the offerings were $234,190 and $41,384, respectively.

(4) An aggregate of 7,564 ordinary shares, including shares issuable upon exercise of vested ITDS employee options, were issued in connection with the ITDS acquisition, and an aggregate of 15,500 ordinary shares, including shares issuable upon exercise of vested Solect employee options, were issued in connection with the Solect acquisition.

RISK FACTORS

  WE ARE EXPOSED TO GENERAL GLOBAL ECONOMIC AND MARKET CONDITIONS, PARTICULARLY THOSE IMPACTING THE COMMUNICATIONS INDUSTRY

     Developments in the communications industry, such as the impact of general global economic conditions, continued industry consolidation, the formation of alliances among network operators and service providers, and changes in the regulatory environment could materially affect our existing or potential customers. Recently, these conditions have reduced the high growth that the communications industry had experienced over the past several years, and have caused the market value, financial results and prospects, and capital spending levels of many communications companies to decline or degrade. The impact of these conditions on the communications industry could reduce the demand for our products and services, and the revenue growth rates that we have achieved in recent years. As a result, we may be unable to effectively market and sell our information systems to potential customers in the communications industry.

     A portion of our revenue is derived from products and services provided to directory publishers. We believe that the demand for those products and services will remain relatively stable as a result of the increased competition between directory publishers and other media channels. Our new products for these markets may not be successful and we believe our current levels of revenue from the sales of products and services to directory publishers are not likely to grow significantly.

     The September 11, 2001 terrorist attacks on the United States and the subsequent military response by the United States in Afghanistan have had, and we expect will continue for some time to have, a negative effect on the global economy. These events and any similar acts of violence or war may negatively affect the communications industry, our revenue and our profitability and could also result in a disruption of our business or the businesses of our customers.

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

     We compete with a number of companies that have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot assure you that we will be able to compete successfully with existing or new competitors. Failure by us to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on our results of operations and financial condition.

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

     We may acquire companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. We cannot assure you that suitable acquisition candidates can be found, that acquisitions can be consummated on favorable terms, that we will be able to successfully and efficiently integrate acquired businesses into our own or that our acquisitions will enhance or continue to enhance our products or strengthen our competitive position.

  WE DEPEND ON SBC COMMUNICATIONS INC. FOR A SIGNIFICANT PORTION OF OUR REVENUE

     One of our largest groups of customers is SBC Communications Inc. ("SBC") and its operating subsidiaries. A significant decrease in the sale of products and services to SBC or its subsidiaries may materially adversely affect our results of operations and financial condition. SBC International Inc. ("SBCI"), a wholly-owned subsidiary of SBC, is also one of our largest shareholders. As of November 30, 2001, it held approximately 14.4% of our outstanding voting ordinary shares and all of our outstanding non-voting ordinary shares.

     Substantially all of our work for SBC is conducted directly with SBC's operating subsidiaries and affiliates, such as Cingular Wireless, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services and Southwestern Bell Telephone Company. These SBC relationships accounted for, in the aggregate, 13.3%, 12.6% and 15.9% of our total revenue in fiscal 2001, 2000 and 1999, respectively. The revenue attributable to SBC and such subsidiaries and affiliates amounted to $203.9 million, $141.0 million and $99.5 million in fiscal 2001, 2000 and 1999, respectively.

  OUR BUSINESS IS HIGHLY DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT CUSTOMERS

     Our business is highly dependent on a limited number of significant customers, including SBC. The loss of any significant customer or a significant decrease in business from any of those customers could have a material adverse effect on our results of operations and financial condition. Aggregate revenue derived from the multiple business arrangements we have with each of our five largest customer groups and their affiliates, excluding SBC and its operating subsidiaries and affiliates, accounted for approximately 41.3% of revenue in fiscal 2001.

     Although we have received a substantial portion of our revenue from recurring business with established customers, most of our major customers do not have any obligation to purchase additional products or services and generally have already acquired fully paid licenses to their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements and services in amounts similar to previous years.

  OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS

     We believe that our future success depends to a significant extent on our ability to develop long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing BSS products. We may be unable to develop new customer relationships and our new customers may be unsuccessful. Either of these factors could have a material adverse effect on our business, results of operations and financial condition.

  THE SKILLED EMPLOYEES THAT WE NEED MAY BE DIFFICULT TO HIRE AND RETAIN

     Our success depends in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers. These types of qualified personnel are in great demand and are likely to remain a limited resource. As of November 30, 2001, we employed on a full time basis approximately 9,100 software and information technology specialists, of which over 4,200 are located in Israel and 3,100 are located in North America. We intensively recruit technical personnel for our principal development centers in Israel, the United States, Cyprus, Ireland and Canada. Our ability to expand our business is highly dependent upon our success in recruiting such personnel and our ability to manage and coordinate our worldwide development efforts. We may be unable to continue to attract and retain the skilled employees we require and any inability to do so could adversely impact our ability to manage and complete our existing projects and to compete for new customer contracts. In addition, the resources required to attract and retain such personnel may adversely affect our operating margins. The failure to attract and retain qualified personnel may have a material adverse effect on our business, results of operations and financial condition. Our success also depends, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel who have been with us for many years. The loss of the services of all or some of these employees could have a material adverse effect on our business.

  OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE

     We have experienced fluctuations in our quarterly operating results and anticipate that such movement may continue and could intensify. Fluctuations may result from many factors, including:

     -  the size and timing of significant customer projects and license fees,

     -  cancellations of significant projects by customers,

     -  changes in operating expenses,

     -  increased competition,

     -  changes in our strategy,

     -  personnel changes,

     -  foreign currency exchange rates, and

     -  general economic and political factors.

     Generally, our license fee revenue and our service fee revenue relating to customization and modification are recognized as work is performed, using percentage of completion accounting. Given our reliance on a limited number of significant customers, our quarterly results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

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

  OUR BUSINESS IS IMPACTED BY THE LENGTH OF OUR SALES CYCLE

     Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. The purchase of such products typically also requires coordination and agreement across a potential customer's entire organization. Delays associated with such timing factors may reduce our revenue in a particular period without a corresponding reduction in our costs, which could have a material adverse effect on our results of operations and financial condition. Moreover, as a result of the current slowdown in the growth of the global communications market, our typical sales cycle associated with the purchase of our information systems has lengthened, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract has increased. For the reasons discussed above, we believe that such lengthening of our sales cycle could reduce growth in our revenue.

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

     We maintain development facilities in Israel, the United States, Cyprus, Ireland and Canada, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our European and North American customer base and to expand into new international markets.

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

     A portion of our revenue is not incurred in dollars or linked to the dollar, and therefore fluctuations in exchange rates between the currencies in which such revenue is incurred and the dollar may have a material effect on our results of operations and financial condition.

     Generally, the effects of fluctuations in foreign currency exchange rates are mitigated by the fact that the majority of our revenue and operating costs is in dollars or linked to the dollar and we generally hedge our currency exposure on both a short-term and long-term basis with respect to expected revenue and operating costs.

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

     Any of the following could have a material effect on our overall effective tax rate:

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

     Since our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control may arise from the use of our products, and may result in financial or other damages to our customers. Completion of the development and implementation phases of a project generally requires between six and twelve months of work. During this period, a customer's budgeting constraints and internal reviews, over which we have little or no control, can impact operating results. Our failure or inability to meet a customer's expectations in providing products or performing services may result in the termination of our relationship with that customer or could give rise to claims against us. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and financial condition.

  OUR DEVELOPMENT FACILITIES IN ISRAEL AND CYPRUS MAY BE ADVERSELY AFFECTED BY POLITICAL AND ECONOMIC CONDITIONS IN THOSE COUNTRIES

     Out of the five development centers we maintain worldwide, our largest development center is located in Israel in six different sites throughout the country. Approximately half of our employees are located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel.

     While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into any peace arrangement with Syria or Lebanon. Over the past year there has been a significant deterioration in Israel's relationship with the Palestinian Authority and a related increase in violence. Efforts to resolve the problem have failed to result in an agreeable solution. Continued hostilities between the Palestinian community and Israel and any failure to settle the conflict may have a material adverse effect on our business and us. Further deterioration of hostilities into a full-scale conflict might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business.

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

  THE MARKET PRICE OF OUR ORDINARY SHARES HAS AND MAY CONTINUE TO FLUCTUATE
  WIDELY

     The market price of our ordinary shares has fluctuated widely and may continue to do so. For example, since the beginning of fiscal 2001 through December 21, 2001 the sales price of our ordinary shares ranged from a low of $24.00 per share to a high of $80.50 per share. Many factors could cause the market price of our ordinary shares to rise and fall. Some of these factors are:

     -  variations in our quarterly operating results,

     -  announcements of technological innovations by us or our competitors,

     - introduction of new products or new pricing policies by us or our competitors,

     -  trends in the communications industry,

     -  acquisitions or strategic alliances by us or others in our industry,

     - changes in estimates of our performance or recommendations by financial analysts, and

     -  market conditions in the industry and the economy as a whole.

     In addition, the stock market often experiences significant price and volume fluctuations. These fluctuations particularly affect the market prices of the securities of many high technology companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. When the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a securities class action lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management. Any of these events could seriously harm our business.

  FUTURE SALES BY EXISTING SHAREHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR ORDINARY SHARES

     Sales of substantial amounts of ordinary shares in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the ordinary shares. As of November 30, 2001, we had 222,742,898 ordinary shares issued and outstanding, a substantial portion of which are either freely tradeable on the New York Stock Exchange (the "NYSE") or currently eligible for sale pursuant to Rule 144, under the Securities Act of 1933, as amended (the "Securities Act")(subject to compliance with the volume and manner of sale limitations of Rule 144), or pursuant to another exemption from the registration requirements of the Securities Act.

     Our principal shareholders have the right, in certain circumstances, to require us to register their shares under the Securities Act for resale to the public. In addition, we have registered under the Securities Act a total of 35,062,121 ordinary shares, reserved for issuance upon the exercise of options that have been or may be granted under our stock option plans and stock option plans assumed by us in connection with our acquisitions of International Telecommunication Data Systems, Inc. ("ITDS") and Solect Technology Group Inc. ("Solect"). The right to exercise options outstanding under these plans is subject to certain vesting requirements.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY, DEVELOPMENT AND ORGANIZATIONAL STRUCTURE OF AMDOCS

     Amdocs Limited was organized under the laws of the Island of Guernsey in 1988 and, since 1995, we have been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing information system solutions to major communications companies in North America, Europe and the rest of the world. Our registered office is located in Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands, and the telephone number at that location is 011-44-1481-728444.

     In the United States, our main sales and development center is located in St. Louis, Missouri. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328.

     Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating wholly-owned subsidiaries are Amdocs, Inc. (United States), Amdocs (UK) Limited, Amdocs Development Limited (Cyprus), Amdocs Management Limited (United Kingdom), Amdocs (Israel) Limited, Amdocs Software Systems Ltd (Ireland), Amdocs Champaign, Inc. (previously ITDS Intellicom Services, Inc.)(United States), Amdocs Stamford, Inc. (previously
ITDS)(United States) and Amdocs Canada, Inc. (previously Solect).

     Our acquisition of ITDS in November 1999 enabled us to expand our service offering and enhanced our ability to provide outsourcing solutions to our customers. (We have since renamed ITDS, Amdocs Stamford, Inc.) Our acquisition of Solect in April 2000 enhanced our ability to serve the growing Internet Protocol ("IP") needs of our customers, while also expanding our target market to cover IP operators, such as Internet Service Providers ("ISPs"), Application Service Providers ("ASPs") and broadband providers. (We have since renamed Solect, Amdocs Canada, Inc.)

     On November 28, 2001, we completed our acquisition from Nortel Networks Corporation of substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors, for approximately $200 million in cash. We believe that this acquisition positions us as a leading provider of CRM to the communications industry and reinforces our leadership in delivering a comprehensive portfolio of BSS products and applications.

     In January 2001 we formed Certen Inc. ("Certen") with Bell Canada to provide customer care and billing solutions to Bell Canada and some of its affiliated companies. Certen is owned 90% by Bell Canada and 10% by us. Commencing on the 30-month anniversary of the transaction, convertible debentures issued by Certen to us will be convertible into an additional 35% ownership interest in Certen. The relative ownership interests of the shareholders might further be modified through the exercise of a series of contractual rights, commencing on the 30-month anniversary of the transaction. We will provide the customer care and billing software required by Certen, including customization, installation, maintenance and other services.

     In the future, we may consider, as part of our strategy, additional acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     Our principal capital expenditures for each of fiscal 2001, 2000 and 1999 have been for computer equipment, for which we spent approximately $62.0 million, $35.7 million and $30.2 million in each respective year. We also lease vehicles for use by our employees, incurring lease obligations of $13.1 million, $15.7 million and $14.9 million, respectively, in each of the last three fiscal years.

     Principal capital expenditures currently in progress consist of approximately $81.1 million to be used in fiscal 2002 for additional computer equipment with the bulk of these expenditures for computer equipment to be located at our facilities in North America and Israel.

BUSINESS OVERVIEW

     We are a leading provider of software products and services to major communications companies in North America, Europe and the rest of the world.

     Our BSS products consist of software products designed to support the business operations of communications companies. Our BSS products and related services are designed to manage and improve key aspects of the business operations of communications companies, such as CRM, order management, call rating, invoice calculation and preparation, bill formatting, collections, fraud management, Partner Relationship Management ("PRM") and directory publishing services. We tailor our BSS products to address the unique needs of each communications provider.

     We primarily provide Customer Care and Billing, CRM and Order Management Systems (collectively, "CC&B Systems") for communications service providers. Our systems support a wide range of communications services including wireline, wireless, broadband, electronic and mobile commerce and IP services. We also support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

     Since the inception of our business in 1982, we have concentrated on providing software products and services to major communications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of leading communications providers. Our customer base includes major North American and foreign communications companies, including major wireline companies (such as Verizon, BellSouth, SBC, Bell Canada, Tele Danmark and Deutsche Telekom), wireless companies (such as Sprint PCS, Nextel, Cingular Wireless and Vodafone Group) and Internet companies (such as BT Global Mobile Portal, SBC Internet Services and E-Plus Online).

  INDUSTRY BACKGROUND

     Communications Industry

     Over the past 20 years, the global communications industry has become increasingly more competitive as a result of deregulation and the development of new service technologies. Competition in the U.S. market began to increase in 1984 when AT&T was required to divest its local telephone operations and many new operators began to enter the long distance market. The Telecommunications Act of 1996 increased competition in the United States even further by allowing new and existing local, long distance and cable companies to offer competing services. Many companies now compete by providing multiple or convergent services, offering combinations of local exchange, long distance, wireless, Internet data and electronic and mobile commerce services. Deregulation is also creating opportunities for new ways of doing business, such as wholesaling and reselling communications services. Internationally, privatization and deregulation continue to encourage increased international competition and the emergence of newly authorized communications network operators and service providers, especially in Europe, Latin America and the Asia-Pacific region. As markets are opened to competition, new competitors within these markets typically compete for market share with more established carriers, initially by providing access to service and then by providing competitive prices, by introducing new features and services and by being more responsive to customer needs. In parallel, the communications industry is undergoing consolidation as companies seek to broaden their global reach and expand service offerings. In addition, global expansion by multinational companies and concurrent technological advances are opening markets in less developed countries to enhanced communications services and competition.

     In recent years, there has also been a large increase of new communications technologies, including ATM, IP, xDSL, utilization of cable television infrastructure to provide Internet services, PCS, GPRS (General Packet Radio Services), UMTS (Universal Mobile Telecommunications System), WAP (Wireless Application Protocol) for wireless Internet, and intelligent networks. Additionally, the directory publishing industry, which is currently dominated by communications companies that are owned by or affiliated with the public telecommunications carriers, is experiencing significant changes due to the introduction of new technologies and distribution platforms, especially Internet directories.

     Recently, market conditions in the communications industry have reduced the high growth that the communications industry had experienced over the past several years. As a result, the market value, financial results and prospects and capital spending levels of many communications companies have declined or degraded. However, we believe that our future business prospects remain strong in the current market because of our long-term customer relationships, solutions-based business model and diverse product portfolio, as discussed below. In addition, we believe that the current market conditions create additional opportunities for outsourcing of CC&B Systems.

     Information Systems

     As a result of the technological and business developments in the communications industry, many communications companies are seeking a new generation of information systems to support their operations. These communications companies are looking for systems that provide enhanced customer management to support customer retention, flexible rating capabilities to support rapid rollout of new price plans and advanced IP services, and the ability to provide customers with single-contact, single-invoice solutions with integrated pricing plans for a wide range of services (convergence or "one-stop shopping"). The legacy information systems used by communications companies generally do not provide the level of integration, flexibility and scalability needed by communications companies as they seek to differentiate themselves from their competitors in an increasingly competitive marketplace.

     Many new and existing communications companies do not have the financial or human resources or technological capability to internally develop efficient, flexible, cost-effective information systems on a timely basis. Moreover, as many communications companies strive to become more consumer-oriented, they are concentrating their efforts and internal resources on marketing to consumers and expanding their service offerings, and many are turning to third-party vendors for their information systems which creates significant opportunities for vendors of CC&B Systems and providers of outsourcing services, such as Amdocs.

  THE AMDOCS SOLUTION

     We believe that our total solutions orientation, product-driven approach and commitment to and support of quality personnel permit us to offer our customers effective solutions that are both highly innovative and reliable. We believe that our success derives from a combination of the following factors that differentiate us from most of our competitors.

     - Total Solutions Orientation. We offer our customers total solutions that include BSS product-driven software tailored to the customer's specific requirements, implementation services, systems integration, maintenance, ongoing support and outsourcing. By providing services directly to the customer, we are able to effectively utilize our intricate technical knowledge of our BSS products in the overall execution of a project, significantly reducing project risk. Our product-driven software solutions approach is distinctly different from the project-based strategy that has traditionally characterized many of the communications information systems and service providers over the past twenty years. Our product-driven software solutions use our BSS products as the starting point for each project. This approach enhances our ability to provide our customers with timely, cost-effective, low-risk solutions at a consistent level of quality.

     - Functional and Flexible BSS Products. Our BSS products are based on an open, multi-tier, client-server, rule and table-based architecture that provides the functionality, scalability, modularity and adaptability required by today's deregulated, highly competitive communications industry. The flexibility of our BSS products enables our customers to achieve significant time-to-market advantages and reduce their dependence on technical and other staff.

     - Highly Skilled Personnel. We are able to offer our customers superior products and services on a worldwide basis in large part because of our highly qualified and trained technical, sales, marketing and managerial personnel. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Primarily based on the skills and knowledge of our employees, we believe that we have developed a reputation for reliably delivering quality solutions within agreed time frames and budgets. We have global recruitment capabilities and have development centers in Israel, the United States, Cyprus, Ireland and Canada.

  BUSINESS STRATEGY

     Our goal is to provide advanced information technology software products and related customer service and support to the world's leading communications companies. We seek to accomplish our goal by pursuing the strategies described below.

     - Continued Focus on the Communications Industry. We intend to continue to concentrate our resources and efforts on providing strategic information systems to the communications industry. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading communications companies in the wireless, wireline, IP and convergent service sectors.

     - Target Industry Leaders and Promising New Entrants. We intend to continue to direct our marketing efforts principally towards the major communications companies and new entrants that are believed to have the potential to be market leaders. Our customer base includes major communications companies in North America (including SBC, Verizon, BellSouth, Sprint PCS and Nextel), Europe (including Deutsche Telekom (Germany), BT (UK) and Vodafone Group (UK)) and the Asia-Pacific region (Telstra (Australia), Japan Telecom (Japan) and KT Freetel (South Korea)). We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the stability of our business. By targeting industry leaders and promising new entrants that require the most sophisticated information systems solutions, we believe that we are best able to ensure that we remain at the forefront of developments in the industry.

     - Deliver and Support Total Solutions. Our strategy is to use our BSS products as the basis for providing customers with total systems solutions. Using this product-driven solutions strategy, we strive to tailor our core software modules to the specific, individualized requirements of our customers. Working directly with the customer, our development personnel prepare detailed functional specifications. In accordance with such specifications, system modules are then adapted or customized to meet the customer's specific business requirements. We believe that this approach minimizes risks and increases efficiencies by drawing on field-proven BSS products and techniques, and also helps to create significant time-to-market and other competitive advantages for our customers. By leveraging our specialized product knowledge, we believe that we can provide more effective system integration and implementation support services to our customers.

     - Provide Customers with End-to-End Solutions. We seek to provide our customers with end-to-end solutions to meet all their BSS needs. For communications service providers, we seek to provide end-to-end CC&B Systems across all lines of their business, such as wireline, mobile and IP. In addition, we seek to provide a complete range of services to support these systems. This end-to-end approach also means that we offer to support global communications service providers throughout their various international operations. We believe that our ability to provide end-to-end solutions helps establish us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

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

  TECHNOLOGY

     We have developed core competencies in various advanced technologies that are used in our BSS products. By utilizing technologies such as rule and table-based design, multi-tier architecture, object-oriented techniques, data mining, web-enabling and open application program interfaces ("APIs"), we are able to provide communications companies with the flexibility required in a highly competitive, dynamic environment. For example, the use of rule and table-based technologies allows communications companies to rapidly implement changes to their marketing and customer service activities, such as new services, price plans, discount schemes and bill formats, without the need to modify system code. Similarly, by drawing on web-enabled, Internet technologies, we have been able to improve access to information by remote users, both internally within a communications company's organization and between the organization and its subscribers.

     These technologies are integrated in an open, multi-tier, client-server, service-oriented architecture. In order to support the ability of our customers to operate all of their distributed and mainframe applications, our BSS products are designed to work in a number of network and operating system environments, including UNIX, MVS and Windows NT.

     The architecture of our BSS products includes the key characteristics described below.

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

     - Portability. Utilization of the UNIX platform ensures that our BSS customers are able to choose from a variety of hardware vendors, including Compaq, Hewlett Packard, IBM and Sun Microsystems. In implementing solutions for wireline companies, we are also able to employ MVS and hybrid UNIX/MVS platforms. Certain applications can also be deployed on the Windows NT platform. The BSS products utilize, where applicable, Java-based design and programming to augment cross-platform portability.

  PRODUCTS

     Our product offerings include an extensive library of BSS software products that we have developed to provide comprehensive information systems functionality for wireline, wireless, broadband, electronic and mobile commerce and IP service providers. Core elements include CRM, order management, call rating, invoice calculation, bill formatting, collections, fraud management, PRM and directory publishing services.

     We configure individual BSS modules into families of products, which serve as marketing packages oriented to the needs of specific customer segments. We provide Ensemble(TM) software, our main CC&B Systems offering, in a number of versions to serve the different needs of communications operators in the various network and business segments, such as wireline, wireless, broadband and electronic and mobile commerce. As a result of our acquisition of Solect, our CC&B Systems offering also includes the IAF Horizon(TM) product for Internet and electronic and mobile commerce, encompassing functionalities such as Internet-based bill viewing, IP service management, IP provisioning, IP event collection and partner management. We expanded our CRM offering with our acquisition of Clarify. We also offer our new generation, or NG, line of ADS
(NG)/Family of Products which provides comprehensive support for directory publishing operations. Each individual module from the product families can be installed as an independent stand-alone application, interfacing with the customer's legacy and third-party systems, or as part of an integrated Amdocs solution.

     CC&B Systems

     The Ensemble(TM) suite of products offered by Amdocs encompasses the following key customer care and billing, CRM and order management application areas:

     - Customer Management -- provides customer account information management and service support, including account initiation, on-line assistance in choosing a price plan, installation scheduling and complaint handling.

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

     - Bill Formatter -- enables the flexible definition and modification of bill formats, according to user requests (e.g., to combine charges from multiple services onto a single bill or to permit certain types of charges to be highlighted).

     - Revenue Management -- provides comprehensive functionality for accounts receivable and collections, including invoice receipt, payment receipt, payment posting, financial reporting and automated handling of customers with outstanding debts.

     - Resource Management -- manages the carrier's inventory of telephone numbers and SIM cards.

     - Wireless and IP Provisioning -- Manages the interface between the carrier's customer care and billing system and the network, transferring instructions regarding the provision or discontinuation of wireless and IP services to specified users.

     - Commission Management -- calculates and manages commissions to be paid by the wireless carrier to its authorized dealers and sales representatives.

     - Fraud Management -- employs sophisticated data analysis tools and makes use of the integrated user database to detect the fraudulent use of phones and phone numbers.

     - Web-based Customer Care -- enables bill viewing and payment capabilities over the Internet for both residential and business/corporate customers.

     - Churn Management -- uses data mining techniques to identify customers with a high probability of switching to another carrier or of disconnecting service.

     - Partner Relationship Management -- calculates, manages and reconciles payments for intercarrier network access, including settlement of roaming charges between cellular carriers, as well as management of agreements and settlements between carriers and their business partners.

     The Clarify CRM product suite acquired from Nortel Networks enables us to provide a complete end-to-end or modular applications suite for communications service providers. The Amdocs suite of CRM products are divided into the three main categories described below.

     - Sales Marketing Solutions. Our sales marketing solutions provide a single, end-to-end approach for addressing the entire customer lifecycle. The applications included in these solutions provide every professional involved in the sales cycle with their own unique view of customer data. The solutions enable management of the entire sales process, from lead generation to deal closure, including analysis of business intelligence gathered from the sale, definition of optimal sales strategies and analysis of the service provider's performance in predicting and identifying key areas of opportunity. Our solutions also provide detailed tracking and measurement of marketing programs at the customer level. Using built-in analysis and scripting capabilities, our solutions can be used to create and manage new sales campaigns.

     - Service and Support Solutions. Our service and support solutions provide customer service support and trouble management capabilities for the handling of customer trouble calls, questions and service requests. Our solutions create trouble tickets, which are automatically routed to the appropriate queues and workflows for prompt and efficient issue resolution. With links to logistics management applications, communications service providers can manage the entire service support cycle, from call handling to scheduling, field dispatch, on-site data collection and parts inventory and fulfillment. Using our solutions, service technicians are able to provide on-site assessments of the information and materials needed to resolve customer problems, reducing their service response time. With self-service capabilities, a service provider's customers can create service requests, and track the progress of open requests, on a 24/7 basis.

     - Business Intelligence and Customer Analytics Solutions. Our customer analytics solutions provide insight in evaluating customer value and profitability. Our patented analytic algorithms and advanced data mining processes offer communications service providers the ability to take key front-office and customer behavior metrics, such as demand prediction, cross-selling opportunities and customer profitability estimates, and use that information to determine customer needs/lifetime value for personalized one-to-one marketing and sales efforts.

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

     System implementation and integration activities are conducted by joint teams from Amdocs and the customer in parallel with the customization effort. Implementation and integration activities include, for example, project management, development of training methods and procedures, design of work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In most cases, the role of Amdocs personnel is to provide support services to the customer's own implementation and integration team, which has primary responsibility for the task. Customers sometimes require turn-key solutions, in which case we are able to provide full system implementation and integration services.

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

     Our business is conducted on a global basis. We maintain five development facilities located in Israel, the United States, Cyprus, Ireland and Canada, operate a support center located in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Support for implementation and integration activities is typically performed at the customer site. Once the system is operational or in production, we provide ongoing support and maintenance through a combination of remote support from the development centers and local support at the customer site.

     As part of our effort to provide comprehensive solutions to our customers, we also offer outsourcing services to support operation of our BSS products. These outsourcing services generally comprise a combination of functions such as responsibility for the ongoing development and enhancement of BSS systems that we have installed, the purchase and management of related hardware assets and overall management of the customer's associated data centers.

  SALES AND MARKETING

     Our sales and marketing activities are primarily directed at major communications companies. As a result of the strategic importance of our information systems to the operations of such companies, a number of constituencies within a customer's organization are typically involved in purchase decisions, including senior management, information systems personnel and user groups such as the finance and marketing departments. The current slowdown in the growth of the global communications market has lengthened our typical sales cycle associated with the purchase of our information systems, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract has increased. Our sales cycle currently ranges between six to twelve months for the majority of our new sales. See "Risk Factors -- Our business is impacted by lengthening sales cycles".

     We employ a relatively small and dedicated sales force and maintain sales offices in the United States, the United Kingdom, and several other countries. Our sales activities are supported by marketing efforts, including marketing communications, product management, market research and strategic alliances. Our sales efforts are dependent upon close cooperation between our sales representatives and development personnel. Development personnel are intensively engaged with potential clients from the early stages of the sales cycle. This approach enables us to demonstrate our technical and professional skills to potential customers and to simultaneously engage our customer in a discussion of its system needs. In addition, to ensure that we maintain a clear understanding of customer needs and expectations, it is our policy to have the development personnel who were involved in a particular sales proposal continue to work with the customer. This approach creates continuity from the initial sales proposal through project development and beyond, into the ongoing production phase.

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

     In November 2000, we announced a global alliance with Accenture Ltd ("Accenture"). Under the terms of the alliance, we cooperate with Accenture on sales, implementation and servicing of CC&B Systems. We believe that this alliance allows us to enhance our penetration of new markets, increase our market share and improve the service we provide to existing customers.

     We also interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by our customers or prospective customers and systems integrators that provide complementary products and services to such customers. We also have value-added reseller agreements with certain hardware and database vendors.

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

     Our customers include global communications leaders, as well as other leading network operators and service providers and directory publishers in the United States and around the world. Our customers include SBC and a number of its operating subsidiaries and affiliates, such as Cingular Wireless, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services and Southwestern Bell Telephone Company. Additional customers include:

    BCP                                               Rogers AT&T
    Bell Canada                                       Sprint
    BellSouth                                         Tele Danmark
    BT                                                Telecom New Zealand
    Deutsche Telekom                                  Telstra
    Eircom PLC                                        Telus
    Japan Telecom                                     Verizon
    Korea Telecom                                     Vodafone Group
    Netcom                                            VoiceStream
    Nextel                                            Western Wireless

     Our single largest customer group is SBC and its operating subsidiaries, which accounted for, in the aggregate, 13.3%, 12.6% and 15.9% of our revenue in fiscal 2001, 2000 and 1999, respectively. Our next largest group of customers is Vodafone Group, which accounted for 11.1%, 14.4% and 8.0% of our revenue in fiscal 2001, 2000 and 1999, respectively.

     Aggregate revenue derived from the multiple business arrangements we have with each of our five largest customers and their affiliates, excluding SBC and its operating subsidiaries, accounted for approximately 41.3%, 39.7% and 33.4% of our revenue in fiscal 2001, 2000 and 1999, respectively.

     The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customers:

                                                             2001     2000     1999
                                                             -----    -----    -----
North America..............................................  53.8%    45.6%    36.1%
Europe.....................................................  35.8     42.4     41.8
Rest of the World..........................................  10.4     12.0     22.1

  COMPETITION

     The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with many independent providers of information systems and services, including American Management Systems, Convergys (which recently acquired Geneva Group), IBM, Kenan Systems (a subsidiary of Lucent Technologies), Portal Software Inc., Saville Systems (a subsidiary of ADC Telecommunications, Inc.), SchlumbergerSema Group and Siebel Systems Inc., with system integrators, such as EDS, and with internal information systems departments of large communication companies. We expect continued growth and competition in the communications industry and the entrance of new competitors into the software information systems market in the future.

     We believe that we are able to differentiate ourselves from the competition by, among other things:

     - offering customers a total information system from a single vendor,

     - providing high quality reliable, scalable products,

     - effectively managing the timely implementation of products, and

     - responding to customer service and support needs through a skilled professional organization.

     We compete with a number of companies that have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than we can to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. There can be no assurance that we will be able to compete successfully with existing or new competitors. Failure by us to adapt to changing market conditions and to compete successfully with established or new competitors may have a material adverse effect on our results of operations and financial condition.

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

PROPERTY, PLANTS AND EQUIPMENT

     We lease space in various facilities in Israel, aggregating approximately 1,158,000 square feet, pursuant to leases expiring on various dates between 2001 and 2016, and we have various options to extend the terms of such leases. In Israel, we currently pay total yearly rental fees of approximately $22.3 million, which are linked, in most cases, to the dollar. Included in these facilities are an aggregate 628,000 square feet in Ra'anana, with the remainder in Ramat-Gan, Hod-Hasharon, Jerusalem and Haifa. Approximately 73,000 square feet of the facilities in Ramat-Gan are owned by related companies that lease these facilities to us.

     Our Amdocs, Inc. subsidiary in the United States rents approximately 170,000 square feet in Chesterfield, Missouri under various leases expiring between 2005 and 2008. The aggregate annual rent for these facilities is approximately $4.2 million.

     A subsidiary rents approximately 81,000 square feet in Stamford, Connecticut under a lease expiring in 2008 and another subsidiary rents approximately 85,000 square feet in Champaign, Illinois under a lease expiring in 2006. The annual rent for these facilities is approximately $2.2 million and $1.1 million, respectively. We are in the process of combining these two facilities into one data center in Champaign. Once this consolidation is complete, we will close our Stamford data center and sublet that site.

     We also hold a number of other leases in the United States, with an aggregate annual rent of approximately $1.1 million.

     Our Amdocs Canada subsidiary currently rents two facilities in Toronto, Canada, aggregating approximately 120,000 square feet, under leases expiring between 2002 and 2007. The total annual rent for these facilities is approximately $3.5 million. In addition, we have entered into a ten-year lease commencing in June 2002 for an additional 150,000 square feet. The annual rent under the new lease will be approximately $3.4 million. We intend to move to the new facility, vacate 45,000 square feet of our current space and to sublet the remaining 75,000 square feet.

     Our subsidiary in the United Kingdom leases approximately 44,000 square feet in London under a lease expiring in 2007, with an annual rent of approximately $2.2 million. We are currently subletting 11,000 square feet of this space to a third party for $0.6 million per year.

     Our subsidiary in Cyprus leases approximately 164,000 square feet in various facilities in Limassol under leases expiring between 2003 and 2005. The aggregate annual rent for these facilities is approximately $2.0 million.

     We lease additional office space in Argentina, Australia, Brazil, Denmark, France, Germany, Hong Kong, Ireland, Italy, Japan and Spain.

     Our BSS products are developed and, in many cases, operated over a system of UNIX, MVS and Windows NT servers owned by us and manufactured by, among others, Compaq, Hewlett Packard, IBM and Sun Microsystems, which are connected to approximately 10,000 personal computers owned by us.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

     Some of the information in this section contains forward looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential" and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward looking statements. See "Risk Factors" for more information.

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

     - what factors affect our business,

     - what our revenue and costs were in the fiscal years ended September 30, 2001, 2000 and 1999,

     - why those revenue and costs were different from year to year,

     - the sources of our revenue,

     - how all of this affects our overall financial condition,

     - what our expenditures were in the fiscal years ended September 30, 2001, 2000 and 1999, and

     - the sources of our cash to pay for future capital expenditures.

     In this section, we also analyze and explain the annual changes in the specific line items in our consolidated statements of income. This section should be read in conjunction with our Consolidated Financial Statements included elsewhere in this report.

OVERVIEW OF BUSINESS AND TREND INFORMATION

     We are a leading provider of software products and services to the communications industry. Our BSS products consist of families of software products and services designed to meet the mission-critical needs of specific communications market sectors. We provide primarily CC&B Systems for communications and IP service providers. Our systems support a wide range of communications services, including wireline, wireless, broadband, electronic and mobile commerce and IP services. We also support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Systems to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

     In the future, we may consider, as part of our strategy, acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. See discussions below -- "Acquisitions" and "Subsequent Events".

     We derive our revenue principally from:

     - the initial sale of our products and related services, including license fees and customization, implementation and integration services, and

     - recurring revenue from ongoing support, maintenance, outsourcing and other related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in the number of a customer's subscribers.

     We usually sell our software as part of an overall solution offered to a customer, in which significant customization and modification to our software generally is required. As a result, revenue generally is recognized over the course of these long-term projects. Initial license revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of the specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and modification, is also recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions, that do not require significant customization and modification, is recognized upon delivery. In outsourcing contracts, revenue from the operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a substantial portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. Recently, these conditions have reduced the high growth that the communications industry had experienced over the past several years. As a result, the market value, financial results and prospects, and capital spending levels of many communications companies have declined or degraded.

     As a result of the current slowdown in the growth of the global communications market, our typical sales cycle has lengthened, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract has increased. Our sales cycle currently ranges between six to twelve months for the majority of our new sales. We believe that such lengthening of our sales cycle and the impact of the current general economic downturn on the communications industry may result in slower revenue growth rates for us than has been achieved in recent years.

     As a result of the September 11, 2001 terrorist attacks on the United States and the subsequent military response by the United States in Afghanistan, the global economy has been negatively affected. These events may adversely affect our revenue and our profitability and could also result in a disruption of our business or the businesses of our customers.

     License and service fee revenue from the sale of CC&B Systems amounted to $1,379.7 million in the year ended September 30, 2001, representing 89.9% of our revenue for such period, as compared to $986.5 million in fiscal 2000 and $468.2 million in fiscal 1999, when license and service fee revenue from the sale of CC&B Systems represented 88.2% and 74.7%, respectively, of our revenue for such periods.

     We believe that we are a leading global provider of CC&B Systems. We provide a broad set of CC&B Systems with proven functionality and scalability, accompanied by a comprehensive range of support services.

     We believe that the demand for our CC&B Systems will continue to increase due to, among other key factors:

     - the growth and deregulation of the communications market,

     - the global penetration and expansion of communications services,

     - the proliferation of new communications products and services, especially IP and data services,

     - rapid technological changes, such as the introduction of wireless Internet services via GPRS and UMTS technology,

     - intensifying competition among communications carriers, and

     - a shift from in-house management to vendor solutions and outsourcing.

     We also believe that a key driver of demand is the continuing trend for communications service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services).

     In addition, we believe that our CC&B solutions enable communications providers to improve productivity and reduce costs.

     License and service fee revenue from the sale of Directory Systems totaled $154.2 million in the year ended September 30, 2001, accounting for 10.1% of our revenue for such period, as compared to $131.8 million in fiscal 2000 and $158.6 million in fiscal 1999, when license and service fee revenue from the sale of Directory Systems represented 11.8% and 25.3%, respectively, of our revenue for such periods.

     We believe that we are a leading provider of Directory Systems in most of the markets that we serve.

     We expect that the demand for our Directory Systems will remain relatively stable in future periods and that the contribution to total revenue, as a percentage of revenue, of license and service fees from Directory Systems services will, as a result, continue to decrease over time.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and IP markets. Research and development expenditures amounted to $105.8 million, $74.9 million and $40.9 million in fiscal 2001, 2000 and 1999, respectively, representing 6.9%, 6.7% and 6.5%, respectively, of our revenue in these fiscal years. In the next several years we intend to continue to make substantial investments in our research and development activities.

     We regard significant portions of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our software products.

INVESTMENT

     In January 2001 we formed Certen with Bell Canada to provide customer care and billing solutions to Bell Canada and some of its affiliated companies. Certen is owned 90% by Bell Canada and 10% by us. Commencing on the 30-month anniversary of the transaction, convertible debentures issued by Certen to us will be convertible into an additional 35% ownership interest in Certen. The relative ownership interests of the shareholders might further be modified through the exercise of a series of contractual rights, commencing on the 30-month anniversary of the transaction. We will provide the customer care and billing software required by Certen, including customization, installation, maintenance and other services. We account for our investment in Certen under the cost method.

CONVERTIBLE NOTES

     In May 2001 we issued to qualified institutional buyers $500.0 million aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). On September 25, 2001, following a shelf registration on Form F-3, the Notes began trading in the public market. We are obligated to pay interest on the Notes semi-annually on June 1 and December 1 of each year, and made our first interest payment on December 1, 2001. The Notes are senior unsecured obligations and rank equal in right of payment with all our existing and future senior unsecured indebtedness. The Notes are convertible, at the option of the holders at any time before the maturity date, into ordinary shares at a conversion rate of 10.8587 shares per $1,000 principal amount of Notes, subject to adjustment in certain events. The Notes are subject to redemption at any time on or after June 1, 2006, all or in part, at our option, at a redemption price of 100% of the principal amount plus accrued and unpaid interest; and are subject to repurchase, at the holder's option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. We may choose to pay the repurchase price in cash, ordinary shares or a combination of cash and ordinary shares. As of September 30, 2001 all of the Notes were outstanding.

ACQUISITIONS

     On November 30, 1999, we completed the purchase of ITDS in a stock-for-stock acquisition. The acquisition of ITDS, a leading provider of solutions to communications companies for outsourcing of billing operations, expanded the scope of our CC&B Systems offering and, we believe, further established our leadership in providing total solutions to the communications industry. In connection with the consummation of this transaction, we issued 6,461,376 ordinary shares and granted options to purchase 1,102,955 ordinary shares. The total purchase price of $189.0 million included issuance of ordinary shares, the grant of options and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in our balance sheet and the results of ITDS's operations are included in our consolidated statement of income, commencing on December 1, 1999. The value of acquired technology, which was determined by an independent specialist, included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. The fair value of existing technology products was valued at $12.3 million and is being amortized over approximately two years commencing on December 1, 1999. In-process research and development, valued at $19.9 million, was charged as an expense immediately following the completion of the acquisition since this technology had not reached technological feasibility and had no alternative use. Additional development, coding and testing efforts were required before technological feasibility could be determined. The fair value of customer base was valued at $0.6 million and the fair value of workforce-in-place was valued at $5.4 million, both of which are being amortized over five years commencing on December 1, 1999. The excess of the purchase price over the net assets acquired, or goodwill, of $71.2 million is being amortized over 15 years commencing on December 1, 1999.

     On April 5, 2000, we completed the purchase of Solect in a stock-for-stock acquisition. The acquisition of Solect, a leading provider of billing and customer care software to IP service providers, including wireless and application service providers, or ASPs, expanded our IP service provider customer base for CC&B Systems. Under the terms of our combination agreement with Solect, all then outstanding Solect common shares were exchanged for shares of a newly issued class of exchangeable shares of Solect. (We have since renamed Solect, Amdocs Canada, Inc.) The exchangeable shares entitle holders to dividends and other rights economically equivalent to our ordinary shares, including the right, through a voting trust, to vote at our shareholder meetings, and are exchangeable at the option of the holders into our ordinary shares on a one-for-one basis. The total purchase price of $1,087.7 million included the issuance of 13,846,302 exchangeable shares, the grant of options to purchase 1,653,662 ordinary shares and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of Solect's assets and liabilities has been included in our balance sheet and the results of Solect's operations are included in our consolidated statement of income, commencing on April 6, 2000. The value of acquired technology, which was determined by an independent specialist, included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. The fair value of existing technology products was valued at $18.3 million and is being amortized over two years commencing on April 6, 2000. In-process research and development, valued at $50.4 million, was charged as an expense immediately following the completion of the acquisition since this technology had not reached technological feasibility and had no alternative use. Additional development, coding and testing efforts were required before technological feasibility could be determined. The fair value of customer base was valued at $1.2 million and the fair value of workforce-in-place was valued at $3.3 million, both of which are being amortized over three years commencing on April 6, 2000. The excess of the purchase price over the net assets acquired, or goodwill, of $986.2 million is being amortized over five years commencing on April 6, 2000.

NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

     SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 will have no impact on our business, results of operations, or financial condition.

     SFAS 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. According to the adoption requirements of SFAS 142, we have the option of applying the new standard on accounting for goodwill and other intangible assets beginning either in the quarters ended on December 31, 2001 or December 31, 2002. We anticipate adopting this Statement in the quarter ended December 31, 2002. Subsequent to the adoption of SFAS 142, we will perform the first of the required impairment tests of goodwill and intangible assets recorded as of the date of adoption. We have not yet determined what the effect of these tests will be on our earnings and financial position. We recorded $202.4 million and $102.8 million of goodwill amortization during fiscal years 2001 and 2000, respectively, and no goodwill amortization during fiscal year 1999.

OPERATING RESULTS

     The following table sets forth for the fiscal years ended September 30, 2001, 2000 and 1999 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                                     YEAR ENDED SEPTEMBER 30,
                                       -----------------------------------------------------
                                               2001                    2000            1999
                                       --------------------    --------------------    -----
                                         PRO          AS         PRO          AS
                                       FORMA(*)    REPORTED    FORMA(*)    REPORTED
                                       --------    --------    --------    --------
Revenue:
  License............................    11.2%       11.2%       11.2%       11.2%      11.9%
  Service............................    88.8        88.8        88.8        88.8       88.1
                                        -----       -----       -----       -----      -----
                                        100.0       100.0       100.0       100.0      100.0
                                        -----       -----       -----       -----      -----
Operating expenses:
  Cost of license....................     0.4         0.4         0.5         0.5        0.9
  Cost of service....................    55.3        55.3        57.2        57.2       57.1
  Research and development...........     6.9         6.9         6.7         6.7        6.5
  Selling, general and
     administrative..................    12.7        12.7        12.3        12.3       12.1
  Amortization of goodwill and
     purchased intangible assets.....      --        14.3          --         9.9         --
  In-process research and development
     and other indirect
     acquisition-related costs.......      --          --          --         6.8         --
                                        -----       -----       -----       -----      -----
                                         75.3        89.6        76.7        93.4       76.6
                                        -----       -----       -----       -----      -----
Operating income.....................    24.7        10.4        23.3         6.6       23.4
Interest income (expense) and other,
  net................................     1.4         1.4         1.0         1.0       (1.0)
                                        -----       -----       -----       -----      -----
Income before income taxes...........    26.1        11.8        24.3         7.6       22.4
Income taxes.........................     7.8         7.5         7.3         7.1        6.7
                                        -----       -----       -----       -----      -----
Net income...........................    18.3%        4.3%       17.0%        0.5%      15.7%
                                        =====       =====       =====       =====      =====

---------------

(*) We acquired ITDS and Solect in fiscal year 2000. The pro forma financial information regarding our operating results is provided as a complement to results reported in accordance with GAAP. The pro forma financial information excludes (i) amortization of goodwill and purchased intangible assets and all related tax effects attributable to the acquisitions of ITDS and Solect and (ii) for fiscal year 2000 only, purchased in-process research and development charges, other indirect acquisition-related costs, and all related tax effects (clauses (i) and (ii) collectively referred to herein as the "ITDS and Solect acquisition-related charges").

  YEARS ENDED SEPTEMBER 30, 2001 AND 2000

     Revenue. Revenue for the year ended September 30, 2001 was $1,533.9 million, an increase of $415.6 million, or 37.2%, over fiscal 2000. The increase in revenue was due to the continued growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies. License revenue increased from $124.8 million in the year ended September 30, 2000 to $171.4 million during fiscal 2001, an increase of 37.3%, and service revenue increased 37.1% from $993.5 million in the year ended September 30, 2000 to $1,362.5 million in fiscal 2001.

     Total CC&B Systems revenue for the year ended September 30, 2001 was $1,379.7 million, an increase of $393.1 million, or 39.8%, over fiscal 2000. In the year ended September 30, 2001, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care and billing, CRM and order management systems in response to competition in the subscriber markets, the need to offer convergent and IP services, and the need to improve productivity and operational efficiency.

     Revenue from Directory Systems was $154.2 million for the year ended September 30, 2001, an increase of $22.5 million, or 17.1%, over fiscal 2000. The increase is attributable primarily to extensions of agreements with and additional services rendered to existing customers.

     In the year ended September 30, 2001, revenue from customers in North America, Europe and the rest of the world accounted for 53.8%, 35.8% and 10.4%, respectively, compared to 45.6%, 42.4% and 12.0%, respectively, in fiscal 2000. The growth in North America was attributable primarily to revenue we gained from forming or expanding relationships with new or existing customers in fiscal 2001.

     Cost of License. Cost of license for fiscal 2001 was $5.7 million, which is approximately equal to the cost of license in the prior fiscal year. Cost of license includes amortization of purchased computer software and intellectual property rights.

     Cost of Service. Cost of service for fiscal 2001 was $847.6 million, an increase of $207.7 million, or 32.5%, over the cost of service of $639.9 million for the year ended September 30, 2000. As a percentage of revenue, cost of service decreased to 55.3% in the year ended September 30, 2001 from 57.2% in fiscal 2000. The decrease in cost of service as a percentage of revenue is primarily due to increases in our operational efficiency in the year ended September 30, 2001. In the second half of fiscal 2001, we adopted a plan to increase the efficiency of our operations and lower costs by reducing discretionary expenses. As a result of this plan, we were able to reduce the growth rate of our costs and achieve greater operational efficiency in fiscal 2001.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development programs. In the year ended September 30, 2001, research and development expense was $105.8 million, or 6.9% of revenue, compared with $74.9 million, or 6.7% of revenue, in the previous fiscal year. The increase represents ongoing expenditures primarily for CC&B Systems.

     Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 42.8% to $195.6 million, or 12.7% of revenue, in the year ended September 30, 2001, from $137.0 million, or 12.3% of revenue, in fiscal 2000. The increase is attributable primarily to increases in our selling and marketing efforts in the year ended September 30, 2001.

     Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets for the year ended September 30, 2001 was $220.0 million, compared to $111.2 million in fiscal 2000. Amortization of goodwill and purchased intangible assets relates to the acquisitions of ITDS and Solect. The increase in amortization of goodwill and purchased intangible assets in fiscal 2001 is due to the full-year amortization period applied in fiscal 2001 compared to a shorter amortization period in fiscal 2000.

     In-process Research and Development and Other Indirect Acquisition-Related Costs. In-process research and development and other indirect acquisition-related costs were last incurred in fiscal 2000 and consisted of a nonrecurring charge of $75.6 million related to the acquisitions of ITDS and Solect.

     Operating Income. Operating income in the year ended September 30, 2001 was $159.3 million, compared to $74.1 million in fiscal 2000, an increase of 115%, primarily due to the effect of a nonrecurring charge for write-off of purchased in-process research and development related to the acquisitions of ITDS and Solect in fiscal 2000. Pro forma operating income for the year ended September 30, 2001, excluding ITDS and Solect acquisition-related charges, was $379.3 million, or 24.7% of revenue, compared to $260.9 million, or 23.3% of revenue, for fiscal 2000, an increase of 45.4%.

     Interest Income and Other, Net. In the year ended September 30, 2001, interest income and other, net, was $22.3 million, an increase of $11.6 million over fiscal 2000. The increase in interest income and other, net, is primarily attributable to the increase in our cash equivalents and short-term interest-bearing investments partially offset by overall interest rate declines.

     Income Taxes. Income taxes in the year ended September 30, 2001 were $115.2 million on income before income taxes of $181.6 million. Our effective tax rate in the year ended September 30, 2001 was 63%, resulting from the non-cash amortization of goodwill related to the ITDS and Solect acquisitions, much of which is not tax deductible. In the year ended September 30, 2000, income taxes were $78.9 million on income before income taxes of $84.9 million. In the year ended September 30, 2000, the effective tax rate (based on the ratio between income taxes and income before income taxes, excluding nonrecurring charges for write-offs of purchased in-process research and development and other indirect acquisition-related costs) was 49%. The pro forma effective tax rate for fiscal 2001 and 2000, excluding ITDS and Solect acquisition-related charges, was 30%. See discussion below -- "Effective Tax Rate".

     Net Income. Net income was $66.4 million in the year ended September 30, 2001, compared to net income of $6.0 million in the previous fiscal year. Pro forma net income in fiscal 2001, excluding ITDS and Solect acquisition-related charges, increased by 47.8% over fiscal 2000, reaching $281.1 million, representing 18.3% of revenue.

     Diluted Earnings per Share. Diluted earnings per share were $0.29 for the year ended September 30, 2001, compared to $0.03 in fiscal 2000. Pro forma diluted earnings per share in the year ended September 30, 2001, excluding ITDS and Solect acquisition-related charges, increased by 40.9% from the year ended September 30, 2000, reaching $1.24 per diluted share.

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

     Total CC&B Systems revenue for the year ended September 30, 2000 was $986.5 million, an increase of $518.3 million, or 111%, compared to fiscal 1999. The diversity of demand for CC&B Systems was reflected by the broad cross section of new projects we were awarded in fiscal 2000. These projects covered customers in, among other locations, Europe, North America and Latin America, working within a wide range of operating environments, including wireline, wireless and IP. In many cases, we expanded our ongoing relationships with existing customers. In fiscal 2000, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care, billing and order management systems in response to growth in their subscriber base, increased competition in the subscriber markets, and the need to offer convergent and IP services.

     Revenue from Directory Systems decreased to $131.8 million for the year ended September 30, 2000, from $158.6 million for the prior fiscal year. The decrease in revenue from Directory Systems primarily reflected a reduction in the volume of Directory Systems services required by our existing customers.

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

     Cost of Service. Cost of service for fiscal 2000 was $639.9 million, an increase of $282.1 million, or 78.8%, compared to cost of service of $357.8 million for the year ended September 30, 1999. Cost of service was predominantly related to salary and employee-related expenses. The absolute increase in cost of service was consistent with the increase in revenue for fiscal 2000, and reflected increased employment levels required to support our growth.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development programs. In fiscal 2000, research and development expense was $74.9 million, or 6.7% of revenue, compared with $40.9 million, or 6.5% of revenue, in the previous fiscal year. The bulk of the increase in research and development expense represented ongoing expenditures primarily for CC&B Systems, with the balance attributable to Directory Systems.

     Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 81.1% to $137.0 million, or 12.3% of revenue, in fiscal 2000, from $75.7 million, or 12.1% of revenue, in the year ended September 30, 1999. The increase in selling, general and administrative expense was consistent with the increase in our revenue for fiscal 2000 and with our acquisitions of ITDS and Solect.

     Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets in the year ended September 30, 2000 related to the ITDS and Solect transactions.

     In-process Research and Development and Other Indirect Acquisition-Related Costs. In-process research and development and other indirect acquisition-related costs in the year ended September 30, 2000 consisted primarily of nonrecurring charges related to the ITDS and Solect transactions of $19.9 million and $50.4 million, respectively, for write-offs of purchased in-process research and development.

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

     Interest Income (Expense) and Other, Net. Interest income (expense) and other, net, consisted primarily of interest income. In the year ended September 30, 2000, interest income and other, net, was $10.7 million, an increase of $16.9 million from the prior fiscal year. The increase in interest income and other, net, was primarily attributable to increases in interest earned on cash equivalents and short-term interest-bearing investments.

     Income Taxes. Income taxes in fiscal 2000 were $78.9 million on income before income taxes of $84.9 million. Our effective tax rate in fiscal 2000 (based on the ratio between income taxes and income before income taxes, excluding nonrecurring charges for write-offs of purchased in-process research and development and other indirect acquisition-related costs) was 49%, resulting from the non-cash amortization of goodwill related to the acquisitions of ITDS and Solect, much of which was not tax deductible. The pro forma effective tax rate for the year ended September 30, 2000, excluding the ITDS and Solect acquisition-related charges, was 30%. In fiscal 1999 income taxes were $42.2 million on income before income taxes of $140.8 million. Our effective tax rate in fiscal 1999 was 30%. See discussion below -- "Effective Tax Rate".

     Net Income. Net income was $6.0 million in the year ended September 30, 2000, as compared to $98.5 million in the previous fiscal year. Net income was 0.5% of revenue for fiscal 2000, as compared to 15.7% for fiscal 1999. Pro forma net income in fiscal 2000, excluding the ITDS and Solect acquisition-related charges, increased by 93.0% from fiscal 1999, reaching $190.1 million, representing 17.0% of revenue.

     Diluted Earnings per Share. Diluted earnings per share were $0.03 for the year ended September 30, 2000, as compared with $0.49 in fiscal 1999. Pro forma diluted earnings per share in the year ended September 30, 2000, excluding the ITDS and Solect acquisition-related charges, increased by 79.6% from the year ended September 30, 1999, reaching $0.88 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,110.1 million as of September 30, 2001, compared to $402.3 million as of September 30, 2000. The increase is primarily attributable to net proceeds from the issuance of the Notes and cash flows from operations. Net cash provided by operating activities amounted to $338.0 million and $287.6 million for fiscal 2001 and 2000, respectively. The increase in cash flows from operations was due to increased net income before depreciation and amortization offset by increases in working capital, principally from accounts receivable. A significant portion of our cash flow from operations during the year ended September 30, 2001 was used to invest in cash equivalents and short-term interest-bearing investments. We currently intend to retain our future operating cash flows to support the further expansion of our business.

     As of September 30, 2001, we had positive working capital of $1,059.9 million, compared to positive working capital of $319.0 million as of September 30, 2000. The increase is attributable primarily to cash generated from the issuance of the Notes and operating activities. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our needs in the near future.

     All of the Notes were outstanding as of September 30, 2001, representing an aggregate principal amount of $500.0 million plus accumulated interest. See discussion above -- "Convertible Notes".

     As of September 30, 2001, we had short-term general revolving lines of credit totaling $40.0 million, none of which were outstanding. In addition, as of September 30, 2001, we had credit facilities totaling $22.6 million limited for the use of letters of credit and bank guaranties from various banks. We had utilized approximately $22.9 million from these credit facilities and from compensating cash balances to support outstanding letters of credit and bank guarantees as of September 30, 2001.

     Subsequent to the balance sheet date, we entered into an additional credit facility limited for the use of letters of credit and bank guaranties totaling $20.0 million from a commercial bank.

     We had outstanding long-term obligations of $35.2 million in connection with leasing arrangements as of September 30, 2001.

     Currently, our capital expenditures consist primarily of computer equipment and vehicles and are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

     As of September 30, 2001, deferred tax assets of $27.9 million, derived primarily from carry-forward net operating losses relating to Solect pre-acquisition losses, were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. When realization of the tax benefits associated with such net operating losses is deemed probable, the valuation allowance will be released, resulting primarily in an offsetting reduction of the goodwill recorded in the Solect acquisition.

EFFECTIVE TAX RATE

     Our overall effective tax rate has historically been approximately 30% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate for the year ended September 30, 2001 was 63%, compared to 49% (based on the ratio between income taxes and income before income taxes, excluding nonrecurring charges for write-offs of purchased in-process research and development and other indirect acquisition-related costs) in the year ended September 30, 2000. This higher effective tax rate was attributable to amortization of goodwill related to our acquisitions of ITDS and Solect, much of which is not tax deductible. Excluding the impact of the ITDS and Solect acquisition-related charges, the effective tax rate for the years ended September 30, 2001 and 2000 was 30%.

SUBSEQUENT EVENTS

     On November 28, 2001, we completed our acquisition from Nortel Networks of substantially all of the assets of Clarify, a leading provider of CRM software to communications companies and other enterprise sectors, for approximately $200.0 million in cash. We believe that this acquisition positions us as a leading provider of CRM to the communications industry and reinforces our leadership in delivering a comprehensive portfolio of BSS products and applications.

     The transaction will be accounted for by the purchase accounting method, as required by SFAS 141 (see discussion above -- "New Accounting Standards"). We expect to incur a nonrecurring acquisition-related charge in the first quarter of fiscal 2002 to account for certain costs relating to the acquisition, primarily the write-off of purchased in-process research and development.

     On November 6, 2001, we announced that our board of directors had approved a share repurchase program authorizing the repurchase of up to 11.0 million of our ordinary shares, or approximately 5% of our currently outstanding ordinary shares. According to the program, shares may be repurchased from time to time over the next twelve months on the open market, in privately negotiated transactions or otherwise, all in accordance with any applicable laws, and at prices per share as we deem appropriate. If any repurchases are made, we intend to fund the repurchases with available funds.

     As part of our plan to achieve increased operational efficiency and to reduce costs, we have decided to combine our Stamford, Connecticut data center with one we operate in Champaign, Illinois, and thereupon to close our Stamford facility. As a direct result of this plan, we expect to incur a nonrecurring charge of between $10.0 million to $15.0 million, primarily for the write-off of leasehold improvements and rent obligations, during the first quarter of fiscal 2002.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries.

     As of December 24, 2001, our directors, senior managers and key employees upon whose work we are dependent were as follows:

                    NAME                       AGE                   POSITION
                    ----                       ----                  --------
Bruce K. Anderson(1)(2)......................    61   Chairman of the Board and Chief
                                                      Executive Officer
Robert A. Minicucci(1)(2)....................    49   Director and Chief Financial Officer
Avinoam Naor(1)(2)...........................    53   Director; Chief Executive Officer of
                                                      Amdocs Management Limited
Dov Baharav..................................    51   Senior Vice President and Chief
                                                      Financial Officer, Amdocs Management
                                                        Limited
Nehemia Lemelbaum............................    58   Director; Senior Vice President, Amdocs
                                                        Management Limited
Mario Segal..................................    54   Director; Senior Vice President and
                                                      Chief Operating Officer, Amdocs
                                                        Management Limited
Eli Gelman...................................    43   Senior Vice President, Amdocs
                                                      Management Limited
Yigal Bar-Yossef.............................    54   Senior Vice President, Amdocs
                                                      Management Limited
Shlomo Baleli................................    45   Senior Vice President, Amdocs
                                                      Management Limited
Thomas G. O'Brien............................    41   Treasurer and Secretary
Simon Cassif.................................    59   Senior Vice President, Amdocs (UK)
                                                        Limited
Melinos Pissourios...........................    33   General Manager, Amdocs Development
                                                        Limited
Kevin Picker.................................    44   Director and General Manager, Amdocs
                                                        (UK) Limited
Charles E. Foster............................    65   Director
Adrian Gardner(1)(2)(3)......................    39   Director
James S. Kahan(1)(2).........................    54   Director
John T. McLennan(3)..........................    56   Director
Lawrence Perlman(3)..........................    63   Director
Michael J. Price.............................    44   Director
Modi Rosen...................................    41   Director
Ron Zuckerman................................    44   Director

---------------

     (1)  Member of the Compensation Committee

     (2)  Member of Executive Committee

     (3)  Member of the Audit Committee

     Bruce K. Anderson has been Chief Executive Officer and Chairman of the Board of Amdocs since September 1997. Since August 1978, he has been a general partner of Welsh, Carson, Anderson & Stowe ("WCAS"), an investment firm that specializes in the acquisition of companies in the information services, communications and health care industries. Investment partnerships affiliated with WCAS are collectively one of our largest shareholders. Mr. Anderson served for nine years with Automated Data

Processing, Inc. ("ADP") until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of Alliance Data Systems, Inc., a publicly held company, and Headstrong, Inc.

     Robert A. Minicucci has been Chief Financial Officer and a director of Amdocs since September 1997. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for twelve years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is also a director of Alliance Data Systems, Inc., a publicly held company, and several private companies.

     Avinoam Naor has been a director of Amdocs Limited since January 1999 and is Chief Executive Officer of Amdocs Management Limited, having overall coordination responsibility for the operations and activities of our operating subsidiaries. Mr. Naor was a member of the team that founded Amdocs in 1982, initially serving as a Senior Vice President. He was appointed President and CEO of Amdocs Management Limited in 1995. In 1998 he led our initial public offering, and has since directed our major acquisitions and secondary offerings. He has been involved with software development for 28 years, working on projects for the development of application and infrastructure software for communications systems and developing and marketing directory assistance systems.

     Dov Baharav is a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited, and has overall coordination responsibility for the financial reporting and human resources of our operating subsidiaries. Mr. Baharav joined Amdocs in 1991 in St. Louis, Missouri and until 1995 served first as Vice President and then as President of Amdocs, Inc., our principal U.S. subsidiary. Prior to joining Amdocs, Mr. Baharav served as Chief Operating Officer of Optrotech Ltd., a publicly held company that develops, manufactures and markets electro-optical devices.

     Nehemia Lemelbaum was appointed a director of Amdocs in December 2001 and is the Senior Vice President, Strategy and Corporate Development, of Amdocs Management Limited. He joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led our development of graphic products for the yellow pages industry and directed our development of CC&B Systems. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing.

     Mario Segal was appointed a director of Amdocs in December 2001 and is a Senior Vice President and the Chief Operating Officer of Amdocs Management Limited. He joined Amdocs in 1984 as Senior Vice President and was a leading member of the team that developed the ADS(NG)/Family of Products directory automation systems and the Ensemble(TM) platform. Prior to joining Amdocs, Mr. Segal was an account manager for a major North American yellow pages publisher and prior thereto managed the computer department of a major Israeli insurance company, leading large-scale software development projects and strategic planning of automation systems.

     Eli Gelman is a Senior Vice President of Amdocs Management Limited, with responsibility for sales, strategic alliances and business development. He has over 25 years of experience in the software industry, including over 14 years with Amdocs. Prior to his current position, he was a division president. He headed Amdocs' United States sales and marketing operations and helped spearhead our entry into the CC&B Systems market. Mr. Gelman was an account manager for our major European and North American installations, and has also led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks.

     Yigal Bar-Yossef is the Senior Vice President of Marketing for Amdocs Management Limited, and has responsibility for Amdocs' newly-acquired Clarify Division. Prior to joining Amdocs in 2001, Mr. Bar-Yossef served as Managing Director and CEO of Pelephone Communications Ltd., Israel's pioneer cellular company, which was jointly owned at the time by BEZEQ (Israel PTT) and Motorola Inc. Before that, he served as Managing Director of Digital Israel, a wholly-owned subsidiary of Digital Equipment Corporation (DEC).

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

     Thomas G. O'Brien is Treasurer and Secretary of Amdocs Limited and since July 1995 has held other financial management positions within Amdocs. From July 1993 to July 1995, Mr. O'Brien was Controller of Big River Minerals Corporation, a diversified natural resources company. From 1989 to 1993, Mr. O'Brien was the Assistant Controller for Big River Minerals Corporation. From 1983 to 1989, Mr. O'Brien was with Arthur Young and Company (now Ernst & Young LLP). Mr. O'Brien is a member of the American Institute of Certified Public Accountants.

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

     Kevin Picker has been a director and the General Manager of Amdocs (UK) Limited since October 1999. He joined the Amdocs group in 1997 as the financial director of Directory Technology (PTY) Ltd. From May 1992 Mr. Picker was the general manager of Myers Tyres in Australia and prior to that financial director of KM Printing and Publishing. Mr. Picker is a member of the Institute of Chartered Accountants in Australia, the Israeli Institute of Certified Public Accountants and the South African Institute of Chartered Accountants.

     Charles E. Foster was appointed a director of Amdocs in December 2001. He was Chairman of the Board of Prodigy Communications Corporation from June until November 2001. From April 1997 until June 2001, Mr. Foster served as Group President of SBC, where he was responsible, at various times, for engineering, network, centralized services, marketing and operations, information systems, procurement, treasury, international operations, wireless services, merger integration, real estate, yellow pages and cable TV operations. SBCI, a wholly-owned subsidiary of SBC, is one of our largest shareholders. Mr. Foster is a member of the Texas Society of Professional Engineers.

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

     James S. Kahan has been a director of Amdocs since April 1998. He has worked at SBC since 1983, and currently serves as its Senior Executive Vice President-Corporate Development, a position he has held since 1992. SBCI, a wholly-owned subsidiary of SBC, is one of our largest shareholders. Prior to joining SBC, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T.

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

     Lawrence Perlman has been a director of Amdocs since April 1998. He was Chairman of Ceridian Corporation from 1992 through 1999, and its Chief Executive Officer from 1990 through 1999. Ceridian Corporation is a provider of information services to employers to administer various human resource functions, as well as information services for the transportation market. Mr. Perlman was a director and Chairman of Seagate Technology, Inc., a global data storage company, until November 2000. Currently he serves as Chairman and Chief Executive Officer of XIOtech Corporation, a data network company that is a subsidiary of Seagate, and as Chairman of Arbitron Inc., a media information company. He also serves as a director of Carlson Companies, Inc. and Valspar Corporation.

     Michael J. Price has been a director of Amdocs since January 1998. He is Vice Chairman of Evercore Partners, Inc., a leading advisory and private equity firm. He was co-Chairman of FirstMark Communications Europe S.A., a broadband communications company in Europe, from 1998 to 2001. Prior to that, he worked at Lazard Freres & Co. L.L.C., starting in 1987, serving first as a Vice President and then as a Managing Director, where he led its technology and telecommunications group. Mr. Price is also a director of SpectraSite, a leading tower management company, and FirstMark Communications Europe S.A.

     Modi Rosen has been a director of Amdocs since December 2000. He founded and has been a co-manager of Magnum Communications Fund, a venture capital fund specializing in the Israeli telecommunications industry, since 1999. From 1997 to 1999, he was a Vice-President of Monitor Company, an international consulting group, where he advised European wireless and wireline companies, including Siemens. From 1991 to 1997, he was a managing partner at Shaldor, an Israeli consultancy firm. Mr. Rosen is also a director of several Israeli private companies.

     Ron Zuckerman has been a director of Amdocs since December 2000. He founded and has been Chairman of the Board of Precise Software Solutions, a Nasdaq-listed company and a provider of information technology infrastructure performance management software, since 1991. He also founded Sapiens International, a Nasdaq-listed company and global e-business solutions provider, where he has served as Chairman since 1998, and EC-Gate, a solutions provider for e-marketplaces, where he has served as Chairman since 1996. Mr. Zuckerman is also a director of several private companies.

COMPENSATION

     Our directors who are not employees or affiliates of either the Company or any of our major shareholders have the choice of receiving as compensation either (i) an annual a cash payment of $30,000 or (ii) every three years, a grant of options to purchase 10,000 ordinary shares, one-quarter of which vest immediately and the remainder of which vest annually in three equal installments. Any such director who serves as a chairman of a committee also receives options to purchase 1,000 ordinary shares under the same terms. In addition, we pay each such director $1,500 per meeting of the board of directors and $500 per meeting of a committee of the board of directors. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board of directors or committees thereof.

     A total of 23 persons who served either as directors of Amdocs or members of its administrative, supervisory or management bodies during fiscal 2001 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $15.5 million, which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. Included in this amount is remuneration to one former executive officer and two former directors.

     During fiscal 2001, directors or members of our administrative, supervisory or management bodies were granted options to purchase a total of 793,450 ordinary shares at an average price of $36.20 per share, with vesting over three to eight year terms. In addition, in the first quarter of fiscal 2002, we granted options to purchase 21,000 ordinary shares at an exercise price of $27.75 to two of our directors with respect to compensation earned in fiscal 2001.

     To recognize significant contributions to Amdocs over the years, in the first quarter of fiscal 2002 we made one-time grants of options to four of our non-employee directors to purchase an aggregate 40,000 ordinary shares at an exercise price of $27.75 per share.

     All options were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below -- "Share Ownership -- Employee Stock Option and Incentive Plan".

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

  BOARD COMMITTEES

     The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. Our Audit Committee consists of Messrs. Perlman (Chair), Gardner and McLennan, all of whom are independent directors, as required by the rules of the NYSE.

     The Compensation Committee of the board of directors determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and the consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs. Our Compensation Committee consists of Messrs. Anderson (Chair), Gardner, Kahan, Minicucci and Naor. None of the members of the Committee was an employee of ours at any time during fiscal 2001, with the exception of Mr. Naor, who does not participate in any discussions relating to his own compensation.

     We have also established an Executive Committee that may act from time to time instead of the full board of directors and has such responsibilities as may be delegated to it by the board from time to time. Our Executive Committee consists of Messrs. Anderson (Chair), Gardner, Kahan, Miniccuci and Naor.

EMPLOYEES

     As of September 30, 2001, we employed on a full-time basis approximately 8,600 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 1,100 managers and administrative professionals. We employ approximately 4,200 and 2,700 software and information technology specialists in Israel and North America, respectively, with the remaining principally located in Europe and the Asia-Pacific region. We often maintain teams of employees at a customer's premises to work on specific projects.

     As of September 30, 2000, we employed on a full-time basis approximately 7,400 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 1,000 managers and administrative professionals. As of that date, we employed approximately 4,000 and 2,200 software and information technology specialists in Israel and North America, respectively, with the remaining principally located in Europe and the Asia-Pacific region. We often maintain teams of employees at a customer's premises to work on specific projects.

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

     We comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Brazil, Canada, Europe, Israel, Japan and the United States. Our employees in Europe are protected, in some countries, by mandatory collective bargaining agreements. The legal duties imposed on us by these agreements relate mainly to minimum wage payment obligations. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time, our compliance with such regulations could become more burdensome.

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

SHARE OWNERSHIP

  SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY
  EMPLOYEES

     As of November 30, 2001, the aggregate number of our voting ordinary shares beneficially owned by our directors, senior managers and certain key employees was 52,286,292 shares. This number includes voting ordinary shares held by SBCI and WCAS since affiliates of SBCI and WCAS serve on our board of directors and, accordingly, such designees may be deemed to be the beneficial owners of the voting ordinary shares held by such entities. Each such designee disclaims beneficial ownership of such shares. See "Major Shareholders and Related Party Transactions".

     Beneficial ownership by a person assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

  EMPLOYEE STOCK OPTION AND INCENTIVE PLAN

     Our 1998 Stock Option and Incentive Plan, as amended (the "Option Plan") provides for the grant by Amdocs of restricted shares or stock options to our directors, employees (including officers) and consultants. Of the 32,300,000 ordinary shares originally available for issuance under the Option Plan, options to purchase 16,200,931 ordinary shares have been granted as of November 30, 2001, and

16,099,069 ordinary shares remain available for future grants. The purpose of the Option Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company.

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

     The Option Plan is administered by the Compensation Committee, which determines all the terms of the awards (subject to the above), including which employees, directors or consultants are granted awards. The board of directors may amend or terminate the Option Plan, provided that stockholder approval is required to increase the number of ordinary shares available under the Option Plan, to decrease the basis upon which the minimum exercise price of options is determined or to extend the term of an individual option or the period in which awards may be granted. Ordinary shares acquired upon exercise of an award are subject to certain restrictions on sale, transfer or hypothecation.

     As of November 30, 2001, there were outstanding options to purchase an aggregate 14,010,163 ordinary shares at exercise prices ranging from $1.92 to $78.31 per share and no restricted shares had been awarded.

     As a result of the ITDS and Solect transactions, as of November 30, 2001, we are obligated to issue (and have reserved for issuance) an additional 331,260 and 650,629 ordinary shares, respectively, upon exercise of options that had previously been granted under the ITDS and Solect option plans (the "Predecessor Plans") and were exchanged for options to purchase our ordinary shares. These options vest over a period of 3.5 years and have exercise prices ranging from $0.001 to $93.49 per share. No additional options have been or will be granted under the Predecessor Plans.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth specified information with respect to the beneficial ownership of our voting ordinary shares as of November 30, 2001 of any person known by us to be the beneficial owner of more than 5% of such shares.

                                                                 SHARES
                                                              BENEFICIALLY    PERCENTAGE
NAME AND ADDRESS                                                OWNED(1)     OWNERSHIP(2)
----------------                                              ------------   ------------
SBC International Inc.(3)...................................   30,654,138        14.4%
  175 E. Houston Street
  San Antonio, Texas 78205-2233
AXA Financial, Inc.(4)......................................   15,899,634         7.4%
  1290 Avenue of the Americas
  New York, New York 10104
Welsh, Carson, Anderson & Stowe(5)..........................   10,585,340         5.0%
  320 Park Avenue, Suite 2500
  New York, New York 10022

---------------
(1) Unless otherwise indicated, the entities identified in this table have sole voting and investment power with respect to all voting ordinary shares shown as beneficially owned by them, subject to community property laws, where applicable.

(2) The percentages shown are based on 213,539,100 voting ordinary shares outstanding on November 30, 2001.

(3) Includes 16,473,823 voting ordinary shares held by SBC Option Delivery LLC, a majority-owned subsidiary of SBCI, and 10,000,000 voting ordinary shares held by another shareholder, which SBCI has the sole power to vote, but not to dispose of, pursuant to an irrevocable proxy granted to SBCI on December 19, 2000. The proxy will expire on the earlier of June 11, 2002 or the occurrence of certain events described in the proxy. In addition to the shares listed above, SBCI also owns 9,203,798 non-voting ordinary shares, which, in accordance with their terms, become voting ordinary shares upon being transferred by SBCI to any party that is not an affiliate of SBCI. SBCI is the only shareholder of our non-voting ordinary shares. SBCI is a wholly-owned subsidiary of SBC. James S. Kahan, Senior Executive Vice President-Corporate Development of SBC, serves on our board of directors.

(4) Represents 15,478,834 voting ordinary shares held by Alliance Capital Management L.P. (a majority-owned subsidiary of AXA Financial), 262,800 shares held by AXA Investment Managers UK Ltd. (an affiliate of AXA Financial) and 158,000 voting ordinary shares held by The Equitable Life Assurance Society of the United States (a wholly-owned subsidiary of AXA Financial).

(5) Includes 6,814,611 voting ordinary shares held by Welsh, Carson, Anderson & Stowe VII, L.P., 1,990,966 voting ordinary shares held by Welsh, Carson, Anderson & Stowe VI, L.P. and 1,779,763 voting ordinary shares held by WCAS Capital Partners III, L.P. Bruce K. Anderson and Robert A. Minicucci, principals of the various WCAS entities, serve on our board of directors and as Chairman of the Board and Chief Executive Officer of Amdocs, and Chief Financial Officer of Amdocs, respectively.

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

     As of November 30, 2001, our ordinary shares were held by approximately 229 recordholders. Based on a review of the information provided to us by our transfer agent, 166 recordholders, holding approximately 90.7% of our outstanding ordinary shares, were residents of the United States.

RELATED PARTY TRANSACTIONS

  SHAREHOLDERS AGREEMENTS

     In connection with a series of transactions in 1997, SBCI, WCAS (on behalf of certain affiliates of WCAS and other investors), AIL and Amdocs, entered into a Shareholders Agreement, under which these shareholders have certain rights to have their shares registered for sale to the public under the Securities Act.

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

  RELATIONSHIP WITH SBC

     SBC and some of its operating subsidiaries are also significant customers of ours. During fiscal 2001, 2000 and 1999, SBC and those subsidiaries accounted for approximately 13.3%, 12.6% and 15.9%, respectively, of our revenue.

     In March 1999, we entered into an agreement with a subsidiary of SBC, under which SBC agreed that the level of support and development services that we provided to SBC and its subsidiaries over the subsequent three years would be at least equal to a substantial portion of the services we provided to SBC as of such date. This commitment expired in May 2001.

     SBC is also a beneficial owner of companies that lease certain office facilities and provide certain miscellaneous support services to us in Israel and United States.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     See "Financial Statements" for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this report.

LEGAL PROCEEDINGS

     We are not involved in any material legal proceedings.

DIVIDEND POLICY

     We did not pay any cash dividends on our ordinary shares in fiscal 2001, 2000 or 1999. After the payment of dividends in 1998 that followed a corporate reorganization, we decided in general to retain earnings to finance the development of our business. The payment of any future dividends will be paid by us based on conditions then existing, including our earnings, financial condition and capital requirements as well as other conditions we deem relevant. The terms of any debt that we may incur could effectively limit our ability to pay dividends.

ITEM 9.  THE OFFER AND LISTING

     Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol "DOX". The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

                                                               HIGH       LOW
                                                              -------   -------
FISCAL YEAR ENDED SEPTEMBER 30
1998........................................................  $ 16.50   $  8.19
2000........................................................  $ 96.00   $ 19.81
2001........................................................  $ 80.50   $ 25.85

QUARTER
Fiscal 2000:
  First Quarter.............................................  $ 37.94   $ 19.81
  Second Quarter............................................  $ 96.00   $ 32.44
  Third Quarter.............................................  $ 88.75   $ 49.00
  Fourth Quarter............................................  $ 88.75   $ 59.38
Fiscal 2001:
  First Quarter.............................................  $ 73.50   $ 51.63
  Second Quarter............................................  $ 80.50   $ 43.50
  Third Quarter.............................................  $ 66.50   $ 40.60
  Fourth Quarter............................................  $ 55.75   $ 25.85
Fiscal 2002:
  First Quarter (through December 21, 2001).................  $ 35.70   $ 30.01

MOST RECENT SIX MONTHS
  June, 2001................................................  $ 66.50   $ 52.80
  July, 2001................................................  $ 55.75   $ 37.00
  August, 2001..............................................  $ 46.75   $ 36.00
  September, 2001...........................................  $ 38.45   $ 25.85
  October, 2001.............................................  $ 30.94   $ 24.00
  November, 2001............................................  $ 35.90   $ 26.30

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

MATERIAL CONTRACTS

     Other than the ITDS, Solect and Clarify acquisition transaction agreements and related documents, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business. See "Information on the Company -- History and Development of Amdocs".

TAXATION

  TAXATION OF THE COMPANY

     The following is a summary of certain material tax considerations relating to Amdocs and our subsidiaries. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

     General

     Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate (calculated based on the ratio between income taxes and income before income taxes, excluding the impact in fiscal 2000 of nonrecurring charges for write-offs of purchased in-process research and development and other indirect acquisition-related costs) for fiscal 2001 was 63%, compared to 49% in fiscal 2000. This higher effective tax rate was attributable to amortization of goodwill related to our acquisitions of ITDS and Solect, much of which is not tax deductible. Excluding the impact of the ITDS and Solect acquisition-related charges, the effective tax rate for fiscal 2001 was 30%. There can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenged the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, the Company and certain of our subsidiaries have been granted certain special tax benefits, discussed below, in Cyprus, Ireland and Israel. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

     Certain Guernsey Tax Considerations

     We qualify as an exempt company (i.e., our shareholders are not Guernsey residents and we do not carry on business in Guernsey) so we generally are not subject to taxation in Guernsey.

     Certain Cypriot Tax Considerations

     Our Cyprus subsidiary, Amdocs Development Ltd., operates a development center. Corporations resident in Cyprus currently are subject to a maximum 25% income tax rate. The Government of Cyprus has issued a permit to our Cypriot subsidiary pursuant to which the activities conducted by it are deemed to be offshore activities for the purpose of Cypriot taxation. As a result, our Cypriot subsidiary is subject to an effective tax rate in Cyprus of 4.25%. In order for our subsidiary to remain entitled to this reduced rate of taxation pursuant to the permit, it must continue to satisfy certain requirements concerning its operations in Cyprus and it must undertake certain information reporting obligations to the Government of Cyprus.

     Certain Irish Tax Considerations

     Our Irish subsidiary, Amdocs Software Systems Ltd., operates a development center. The corporation tax rate on its trading activities is 20% for 2001 and will decline to 16% in 2002, and finally to 12.5% in 2003. The subsidiary has entered into an agreement with the Irish Industrial Development Agency pursuant to which it qualifies for certain job creation grants and, consequently, certain activities conducted by it are deemed to be manufacturing activities for the purpose of Irish taxation. As a result, the subsidiary is subject to a corporation tax rate in Ireland of 10% with respect to its manufacturing activities. This tax rate on manufacturing activities will be available to our Irish subsidiary until December 31, 2002. As of January 1, 2003, our Irish subsidiary will be subject to a single corporation tax rate of 12.5% on all of its trading and manufacturing activities.

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

     Such income is eligible for further reductions in tax rates if we qualify as a Foreign Investors' Company ("FIC") depending on the percentage of the foreign ownership. Subject to certain conditions, an

FIC is a company more than 25% of whose share capital (in terms of shares, rights of profits, voting and appointment of directors) and more than 25% of whose combined share and loan capital are owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. A company that owns an Approved Enterprise, approved after April 1, 1986, may elect to forego the entitlement to grants and apply for an alternative package of tax benefits. In addition, a company (like our Israeli subsidiary) with an enterprise outside the National Priority Regions (which is not entitled to grants) may also apply for the alternative benefits. Under the alternative benefits, undistributed income from the Approved Enterprise operations is fully tax exempt (a tax holiday) for a defined period. The tax holiday ranges between two to ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel. On expiration of the tax holiday, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described above) for the remainder of the otherwise applicable period of benefits.

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

DOCUMENTS ON DISPLAY

     We file annual, quarterly and current reports and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any of our filings at the SEC's public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

     You may request copies of the filings, at no cost, by writing to or telephoning us as follows:

           Amdocs, Inc.
           1390 Timberlake Manor Parkway
           Chesterfield, Missouri 63017
           Telephone: (314) 212-8328

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

     Approximately 90% of our revenue is in U.S. dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 60% of our operating expenses (excluding amortization for goodwill and intangible assets) are paid in dollars or linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the European Monetary Union currency ("euro") and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. If we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of September 30, 2001, we had hedged most of our significant exposures in currencies other than the dollar.

FOREIGN CURRENCY RISK

     We enter into foreign exchange forward contracts to hedge most of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily British pounds and the euro, and anticipated costs to be incurred in a foreign currency, primarily Australian dollars, Canadian dollars and Israeli shekels. We seek to minimize the risk that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. See Note 22 to our Consolidated Financial Statements included elsewhere in this report. The following table summarizes our foreign currency forward exchange agreements as of September 30, 2001. The table (all dollar amounts in millions) presents the notional amounts by expected (contractual) maturity dates, and fair value of the total derivative instruments as of September 30, 2001. Notional values are calculated based on forward rates as of September 30, 2001, dollar translated.

                                                               FOR THE YEAR ENDED          AS OF
                                                                  SEPTEMBER 30,        SEPTEMBER 30,
                                                             -----------------------   -------------
                                                                2002         2003          2001
                                                             -----------   ---------   -------------
                                                                 NOTIONAL AMOUNT       FAIR VALUE OF
                                                             TRANSLATED TO US DOLLAR    DERIVATIVE
                                                             -----------------------   -------------
Forward contracts hedging:
Revenue....................................................    $  17.6       $ 8.2        $ (0.5)
Costs......................................................     (213.5)       (3.5)        (10.8)
                                                               -------       -----        ------
                                                               $(195.9)      $ 4.7        $(11.3)
                                                               =======       =====        ======

INTEREST RATE RISK

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings, other than the Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of federal agency securities and corporate bonds and currently bear minimal interest rate risk. As of September 30, 2001, we had nothing outstanding on either our revolving lines of credit or our short-term credit facilities, and $35.2 million recorded as long-term lease obligations, which in the aggregate bear minimal interest rate risk.

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

ITEM 18.  FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND SCHEDULE

     The following Consolidated Financial Statements and Financial Statement Schedule are included at the end of this report:

FINANCIAL STATEMENTS

     Report of Independent Auditors

     Consolidated Balance Sheets as of September 30, 2001 and 2000

     Consolidated Statements of Income for the years ended September 30, 2001, 2000 and 1999

     Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the years ended September 30, 2001, 2000 and 1999

     Consolidated Statements of Cash Flows for the years ended September 30, 2001, 2000 and 1999

     Notes to Consolidated Financial Statements

FINANCIAL STATEMENT SCHEDULE

     Valuation and Qualifying Accounts

ITEM 19.  EXHIBITS

 1.       Memorandum and Articles of Association of Amdocs Limited
          (Exhibits 3.1 and 3.2 to Amdocs' Registration Statement on
          Form F-1 dated June 19, 1998; Registration No. 333-8826)
 3.       Voting and Exchange Trust Agreement dated as of April 5,
          2000 among Amdocs Limited, Amdocs (Denmark) ApS., Amdocs
          Holdings ULC, Solect Technology Group Inc. and The Trust
          Company of Bank of Montreal (Exhibit 3 to Amdocs' Annual
          Report on Form 20-F for the fiscal year ended September 30,
          2000)
 4.a.1    Agreement and Plan of Merger dated as of September 3, 1999 among Amdocs Limited, Ivan Acquisition Corp. and
          International Telecommunication Data Systems, Inc. (Exhibit
          2.1 to Amdocs' Current Report on Form 6-K dated September
          10, 1999)
 4.a.2    Combination Agreement dated as of February 28, 2000 among
          Amdocs Limited, Solect Technology Group Inc., Amdocs
          (Denmark) ApS. and Amdocs Holdings ULC (Exhibit 2.1 to
          Amdocs' Current Report on Form 6-K dated March 3, 2000)
 4.a.3    Acquisition Agreement dated as of October 1, 2001, between
          Amdocs Limited and Nortel Networks Corporation. (Exhibit 2.1
          to Amdocs' Current Report on Form 6-K dated October 10,
          2001)
 8.       Subsidiaries of Amdocs Limited
 10.a.1   Consent of Ernst & Young LLP
 10.a.2   Amdocs Limited Press Release dated November 6, 2001

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

Date: December 27, 2001

               INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE

FINANCIAL STATEMENTS

  Report of Independent Auditors............................  F-2

  Consolidated Balance Sheets as of September 30, 2001 and
     2000...................................................  F-3

  Consolidated Statements of Income for the years ended
     September 30, 2001, 2000 and 1999......................  F-4

  Consolidated Statements of Changes in Shareholders' Equity
     (Deficit) for the years ended September 30, 2001, 2000
     and 1999...............................................  F-5

  Consolidated Statements of Cash Flows for the years ended
     September 30, 2001, 2000 and 1999......................  F-6

  Notes to Consolidated Financial Statements................  F-8

FINANCIAL STATEMENT SCHEDULE

  Valuation and Qualifying Accounts.........................  S-1

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders Amdocs Limited

     We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 2001. Our audits also included the financial statement schedule listed in the index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited as of September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

                                                           /s/ ERNST & YOUNG LLP

New York, New York
November 1, 2001

                                 AMDOCS LIMITED

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   AS OF SEPTEMBER 30,
                                                              -----------------------------
                                                                 2001               2000
                                                              ----------         ----------
                                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  872,998         $  402,300
  Short-term interest-bearing investments...................     237,069                 --
  Accounts receivable, including unbilled of $23,272 and
     $4,203, less allowances of $3,219 and $6,868, in 2001
     and 2000, respectively (*).............................     384,851            263,100
  Deferred income taxes and taxes receivable................      38,916             35,179
  Prepaid expenses and other current assets.................      38,045             34,327
                                                              ----------         ----------
          TOTAL CURRENT ASSETS..............................   1,571,879            734,906
Equipment, vehicles and leasehold improvements, net.........     173,695            128,081
Deferred income taxes.......................................      19,722             13,900
Goodwill and other intangible assets, net...................     788,187          1,011,053
Other noncurrent assets.....................................      70,953             47,145
                                                              ----------         ----------
          TOTAL ASSETS......................................  $2,624,436         $1,935,085
                                                              ==========         ==========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses.....................  $  166,527         $  128,249
  Accrued personnel costs...................................     103,990             70,196
  Short-term financing arrangements.........................          --             20,000
  Deferred revenue..........................................     140,033            133,546
  Short-term portion of capital lease obligations...........      10,400              8,713
  Deferred income taxes and taxes payable...................      91,026             55,197
                                                              ----------         ----------
          TOTAL CURRENT LIABILITIES.........................     511,976            415,901
Convertible notes and long-term portion of capital lease
  obligations...............................................     524,779             23,417
Deferred income taxes.......................................       7,410             11,191
Other noncurrent liabilities................................      68,180             53,804
                                                              ----------         ----------
          TOTAL LIABILITIES.................................   1,112,345            504,313
                                                              ----------         ----------
SHAREHOLDERS' EQUITY:
  Preferred Shares -- Authorized 25,000 shares; L0.01 par
     value;
     0 shares issued and outstanding........................          --                 --
  Ordinary Shares -- Authorized 550,000 shares; L0.01 par
     value;
     222,628 and 221,165 outstanding in 2001 and 2000,
     respectively...........................................       3,560              3,539
  Additional paid-in capital................................   1,806,290          1,784,816
  Accumulated other comprehensive income (loss).............      (6,382)             1,159
  Unearned compensation.....................................        (185)            (1,164)
  Accumulated deficit.......................................    (291,192)          (357,578)
                                                              ----------         ----------
          TOTAL SHAREHOLDERS' EQUITY........................   1,512,091          1,430,772
                                                              ----------         ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $2,624,436         $1,935,085
                                                              ==========         ==========

---------------
(*) See Note 4.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------
                                                                2001         2000        1999
                                                             ----------   ----------   --------
REVENUE:
     License (*)...........................................  $  171,430   $  124,822   $ 74,387
     Service (*)...........................................   1,362,480      993,498    552,468
                                                             ----------   ----------   --------
                                                              1,533,910    1,118,320    626,855
                                                             ----------   ----------   --------
OPERATING EXPENSES:
     Cost of license.......................................       5,651        5,624      5,515
     Cost of service (*)...................................     847,591      639,900    357,809
     Research and development..............................     105,807       74,852     40,874
     Selling, general and administrative (*)...............     195,592      137,004     75,659
     Amortization of goodwill and purchased intangible
       assets..............................................     219,988      111,199         --
     In-process research and development and other indirect
       acquisition-related costs...........................          --       75,617         --
                                                             ----------   ----------   --------
                                                              1,374,629    1,044,196    479,857
                                                             ----------   ----------   --------
Operating income...........................................     159,281       74,124    146,998
Interest income (expense) and other, net (*)...............      22,286       10,734     (6,223)
                                                             ----------   ----------   --------
Income before income taxes.................................     181,567       84,858    140,775
Income taxes...............................................     115,181       78,880     42,232
                                                             ----------   ----------   --------
NET INCOME.................................................  $   66,386   $    5,978   $ 98,543
                                                             ==========   ==========   ========
BASIC EARNINGS PER SHARE...................................  $     0.30   $     0.03   $   0.50
                                                             ==========   ==========   ========
DILUTED EARNINGS PER SHARE.................................  $     0.29   $     0.03   $   0.49
                                                             ==========   ==========   ========
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING........     222,002      212,005    197,436
                                                             ==========   ==========   ========
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING......     226,832      216,935    200,262
                                                             ==========   ==========   ========

---------------
(*) See Note 4.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                    ACCUMULATED                                     TOTAL
                                   ORDINARY SHARES    ADDITIONAL       OTHER                                    SHAREHOLDERS'
                                   ----------------    PAID-IN     COMPREHENSIVE     UNEARNED     ACCUMULATED      EQUITY
                                   SHARES    AMOUNT    CAPITAL     INCOME (LOSS)   COMPENSATION     DEFICIT       (DEFICIT)
                                   -------   ------   ----------   -------------   ------------   -----------   -------------
BALANCE AS OF OCTOBER 1, 1998....  196,800   $3,149   $  447,503      $(1,495)       $(8,947)      $(462,099)    $  (21,889)
Comprehensive income:
  Net income.....................       --      --            --           --             --          98,543         98,543
  Decrease in unrealized loss on
    derivative instruments,
    net of $145 tax..............       --      --            --          338             --              --            338
                                                                                                                 ----------
  Comprehensive income...........                                                                                    98,881
                                                                                                                 ----------
Issuance of Ordinary Shares,
  net............................    2,000      32        41,352           --             --              --         41,384
Stock options granted, net of
  forfeitures....................       --      --           244           --           (163)             --             81
Amortization of unearned
  compensation...................       --      --            --           --          5,280              --          5,280
                                   -------   ------   ----------      -------        -------       ---------     ----------
BALANCE AS OF SEPTEMBER 30,
  1999...........................  198,800   3,181       489,099       (1,157)        (3,830)       (363,556)       123,737
Comprehensive income:
  Net income.....................       --      --            --           --             --           5,978          5,978
  Decrease in unrealized loss on
    derivative instruments,
    net of $1,000 tax............       --      --            --        2,333             --              --          2,333
  Increase in unrealized loss on
    cash equivalents income,
    net of $(7) tax..............       --      --            --          (17)            --              --            (17)
                                                                                                                 ----------
  Comprehensive income...........                                                                                     8,294
                                                                                                                 ----------
Employee stock options
  exercised......................    2,058      33        21,327           --             --              --         21,360
Tax benefit of stock options
  exercised......................       --      --        10,825           --             --              --         10,825
Issuance of Ordinary Shares
  related to acquisitions, net...   20,307     325     1,263,330           --             --              --      1,263,655
Stock options granted............       --      --           235           --             --              --            235
Amortization of unearned
  compensation...................       --      --            --           --          2,666              --          2,666
                                   -------   ------   ----------      -------        -------       ---------     ----------
BALANCE AS OF SEPTEMBER 30,
  2000...........................  221,165   3,539     1,784,816        1,159         (1,164)       (357,578)     1,430,772
Comprehensive income:
  Net income.....................       --      --            --           --             --          66,386         66,386
  Decrease in unrealized gain on
    derivatives, net of $(3,891)
    tax..........................       --      --            --       (9,078)            --              --         (9,078)
  Increase in unrealized income
    on cash equivalents and
    short-term interest-bearing
    investments, net of $659
    tax..........................       --      --            --        1,537             --              --          1,537
                                                                                                                 ----------
  Comprehensive income...........                                                                                    58,845
                                                                                                                 ----------
Employee stock options
  exercised......................    1,463      21        13,946           --             --              --         13,967
Tax benefit of stock options
  exercised......................       --      --         7,345           --             --              --          7,345
Stock options granted............       --      --           183           --             --              --            183
Amortization of unearned
  compensation...................       --      --            --           --            979              --            979
                                   -------   ------   ----------      -------        -------       ---------     ----------
BALANCE AS OF SEPTEMBER 30,
  2001...........................  222,628   $3,560   $1,806,290      $(6,382)       $  (185)      $(291,192)    $1,512,091
                                   =======   ======   ==========      =======        =======       =========     ==========

     As of September 30, 2001, 2000 and 1999, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $(7,902), $1,176 and $(1,157) and unrealized gain (loss) on cash equivalents and short-term interest-bearing investments, net of tax, of $1,520, $(17) and $0, as of September 30, 2001, 2000 and 1999, respectively.

     The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                             ---------------------------------
                                                               2001        2000        1999
                                                             ---------   ---------   ---------
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income.................................................  $  66,386   $   5,978   $  98,543
Reconciliation of net income to net cash provided by
  operating activities:
     Depreciation and amortization.........................    282,625     155,359      30,601
     Adjustment to the basis of investments................      6,750          --          --
     In-process research and development expenses..........         --      70,319          --
     Loss on sale of equipment.............................        593         148         549
     Deferred income taxes.................................      5,018      (1,196)     (4,026)
     Tax benefit of stock options exercised................      7,345      10,825          --
     Unrealized income (loss) on other comprehensive
       income..............................................    (10,773)      3,309         483
Net changes in operating assets and liabilities, net of
  amounts acquired:
  Accounts receivable......................................   (121,751)    (29,763)    (69,354)
  Prepaid expenses and other current assets................     (3,718)    (12,408)     (4,400)
  Other noncurrent assets..................................     (7,826)    (10,861)    (10,350)
  Accounts payable and accrued expenses....................     71,772      38,852      22,893
  Deferred revenue.........................................      6,487      24,313      75,448
  Income taxes payable.....................................     20,703      16,071       2,177
  Other noncurrent liabilities.............................     14,376      16,642       9,739
                                                             ---------   ---------   ---------
Net cash provided by operating activities..................    337,987     287,588     152,303
                                                             ---------   ---------   ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
  improvements.............................................      2,062       1,280       1,461
Payments for purchase of equipment, vehicles, leasehold
  improvements and other...................................    (91,891)    (62,740)    (43,180)
Purchase of short-term interest-bearing investments, net...   (237,069)         --          --
Investment in noncurrent assets............................    (12,291)     (9,000)         --
Net cash acquired in acquisitions..........................         --      67,791          --
                                                             ---------   ---------   ---------
Net cash used in investing activities......................   (339,189)     (2,669)    (41,719)
                                                             ---------   ---------   ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Net proceeds from issuance of Ordinary Shares..............         --          --      42,535
Proceeds from employee stock options exercised.............     13,967      21,360          --
Payments under short-term finance arrangements.............    (20,000)   (284,464)   (395,345)
Borrowings under short-term finance arrangements...........         --     301,933     306,161
Net proceeds from issue of long-term convertible notes.....    488,000          --          --
Principal payments on capital lease obligations............    (10,067)     (6,622)     (4,150)
                                                             ---------   ---------   ---------
Net cash provided by (used in) financing activities........    471,900      32,207     (50,799)
                                                             ---------   ---------   ---------
Net increase in cash and cash equivalents..................    470,698     317,126      59,785
Cash and cash equivalents at beginning of year.............    402,300      85,174      25,389
                                                             ---------   ---------   ---------
Cash and cash equivalents at end of year...................  $ 872,998   $ 402,300   $  85,174
                                                             =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                                 (IN THOUSANDS)

                                                               YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
SUPPLEMENTARY CASH FLOW INFORMATION
Interest and Income Taxes Paid
  Cash paid for:
     Income taxes, net of refunds...........................  $77,429   $49,262   $38,369
     Interest...............................................    2,901     2,614     6,393

NON-CASH INVESTING AND FINANCING ACTIVITIES

     Capital lease obligations of $13,116, $15,732 and $14,853 were incurred during the years ended September 30, 2001, 2000 and 1999, respectively, when the Company (as defined below) entered into lease agreements for vehicles.

     In fiscal 2000, the Company issued 6,461 Ordinary Shares and options to acquire 1,103 Ordinary Shares in connection with the acquisition of ITDS (as defined below). The Company issued 13,846 exchangeable shares and options to acquire 1,654 Ordinary Shares in connection with the acquisition of Solect (as defined below). See Note 3.

     As of September 30, 1999, the Company incurred stock issuance costs of $1,153, which had not been paid as of that date. Such costs were paid during fiscal year 2000.

  The accompanying notes are an integral part of these consolidated financial statements

                                 AMDOCS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 -- NATURE OF ENTITY

     Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one business segment, providing business support systems and related services for the communications industry. The Company designs, develops, markets, supports and operates information system solutions for communications companies throughout the world.

     The Company is a Guernsey corporation, which directly or indirectly holds several wholly-owned subsidiaries in the Asia-Pacific region, Australia, Europe, Israel, Latin America and North America. The Company's customers are mainly in North America, Europe, Latin America and the Asia-Pacific region. During fiscal 2001, the Company derived approximately 54 percent of its revenue from North America. The Company's main production and operating facilities are located in Israel, the United States, Ireland, Canada and Cyprus.

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

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and short-term interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

  INVESTMENTS

     From time to time the Company invests in short-term interest-bearing investments. The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of federal agency securities and corporate bonds, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as other comprehensive income (loss) in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

     The Company also has certain investments in non-publicly traded companies. These investments are included in other noncurrent assets in the Company's balance sheet and are generally carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying values if necessary.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS

     Equipment, vehicles and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which ranges from 2 to 10 years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

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

     Purchased computer software is reported at the lower of amortized cost or net realizable value, and is amortized over its estimated useful life based on the pro-rata amount of the future revenue expected to be realized from the software. This accounting policy results in amortization of purchased computer software on a basis faster than the straight-line method.

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

  INCOME TAXES

     The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect (under applicable laws at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. In the

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

event that a valuation allowance relating to business acquisitions is subsequently reduced, the adjustment will reduce the original amount allocated to goodwill.

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

  REVENUE RECOGNITION

     The Company usually sells its software as part of an overall solution offered to a customer, in which significant customization and modification to the Company's software generally is required. As a result, revenue generally is recognized over the course of these long-term projects in conformity with Accounting Research Bulletin (ARB) No. 45 "Long Term Construction Type Contracts", Statement of Position (SOP) 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts" and SOP 97-2 "Software Revenue Recognition". Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of the specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and modification, is recognized as work is performed, under the percentage of completion method of accounting. Software revenue that does not require significant customization and modification, is recognized upon delivery, in accordance with the principles emphasized in Staff Accounting Bulletins (SAB) 101 "Revenue Recognition in Financial Statements" and SOP 97-2. In outsourcing contracts, revenue from operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced. Revenue from ongoing support is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery, and recorded at gross or net amount according to the criteria established in Emerging Issues Task Force (EITF) 99-19 "Recording Revenue Gross as a Principal versus Net as an Agent" and SAB 101. Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less. Losses are recognized on contracts in the period in which the liability is identified. As a result of a substantial portion of our revenue being subject to the percentage of completion accounting policies, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

     Deferred revenue represents billings to customers for licenses, services and third-party products for which revenue has not been recognized. Unbilled accounts receivable include all amounts that had not been billed as of the balance sheet date due to their not being billable under contractual or other arrangements with customers.

     Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10 percent of total revenue in each of fiscal 2001, 2000 and 1999.

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

  RESEARCH AND DEVELOPMENT

     Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, either in conjunction with customer projects or as part of the Company's internal product development programs. Research and development costs, which are in conjunction with a customer project, are expensed as incurred.

     Based on the Company's product development process, technological feasibility, as defined in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

  STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant. See Note 19 for pro forma disclosures required in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". Compensation expenses that are deductible in a tax return in a period different from the one in which they are reported as expenses in measuring net income are temporary differences that result in deferred taxes. To the extent that compensation is not recorded for stock-based compensation, the benefit of the related tax deduction is recorded as an increase to additional paid-in capital in the period of the tax reduction.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, short-term financing arrangements, forward exchange contracts, lease obligations and convertible notes. In view of their nature, the fair value of the financial instruments, excluding the convertible notes, included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts.

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

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

the largest communications and directory publishing companies in the world (or are owned by them). The Company performs ongoing credit analyses of its customer base and generally does not require collateral.

  EARNINGS PER SHARE

     The Company accounts for earnings per share based on SFAS No. 128 "Earnings per Share". SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of the dilutive outstanding stock options using the treasury stock method and the effect of the dilutive outstanding convertible notes using the if-converted method.

  DERIVATIVES AND HEDGING

     The Company accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

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

NOTE 3 -- ACQUISITIONS

  ITDS

     On November 30, 1999, the Company completed a stock-for-stock acquisition of International Telecommunication Data Systems, Inc. ("ITDS"), a leading provider of solutions to communications companies for outsourcing of billing operations. The total purchase price of $189,034, based on a per share price of $28.25 for the Company's Ordinary Shares, included issuance of 6,461 Ordinary Shares, the grant of options to purchase 1,103 Ordinary Shares and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in the Company's balance sheet and the results of ITDS' operations are included in the Company's consolidated statement of income, commencing on December 1, 1999. The value of acquired technology, which was independently determined, included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

method, which considered the present value of cash flows by product lines. The fair value of core technology was valued at $12,342 and is being amortized over approximately two years commencing on December 1, 1999. Purchased in-process research and development, valued at $19,876, was charged as an expense immediately following the completion of the acquisition since this technology had not reached technological feasibility and had no alternative use. This technology required additional development, coding and testing efforts before technological feasibility could be determined. The fair value of customer base was valued at $647 and the fair value of workforce-in-place was valued at $5,407, each of which is being amortized over five years commencing on December 1, 1999. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, of $71,154 is being amortized over 15 years commencing on December 1, 1999.

  SOLECT

     On April 5, 2000, the Company completed a stock-for-stock acquisition of Solect Technology Group Inc. ("Solect"), a leading provider of customer care and billing software to IP service providers. Under the terms of the combination agreement, all then outstanding Solect common shares were exchanged for shares of a newly issued class of exchangeable shares of Solect. The Solect exchangeable shares entitle holders to dividends and other rights economically equivalent to the Company's Ordinary Shares, including the right, through a voting trust, to vote at the Company's shareholder meetings, and are exchangeable at the option of holders into the Company's Ordinary Shares on a one-for-one basis. The total purchase price of $1,087,711, based on a per share price of $69.875 for the Company's Ordinary Shares, included both the issuance of 13,846 exchangeable shares, the grant of options to purchase 1,654 Ordinary Shares, as well as transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of Solect's assets and liabilities has been included in the Company's balance sheet and the results of Solect's operations are included in the Company's consolidated statement of income, commencing on April 6, 2000. The value of acquired technology, which was independently determined, included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method, which considered the present value of cash flows by product lines. The fair value of core technology was valued at $18,259 and is being amortized over two years commencing on April 6, 2000. Purchased in-process research and development, valued at $50,443, was charged as an expense immediately following the completion of the acquisition since this technology had not reached technological feasibility and had no alternative use. This technology required varying additional development, coding and testing efforts before technological feasibility could be determined. The fair value of customer base was valued at $1,211 and the fair value of workforce-in-place was valued at $3,259, each of which is being amortized over three years commencing on April 6, 2000. The excess of the purchase price over the fair value of net assets acquired, or goodwill, of $986,160 is being amortized over five years commencing on April 6, 2000.

     Set forth below is the unaudited pro forma revenue, operating income
(loss), net loss and loss per share figures for the years ended September 30, 1999 and 2000, as if ITDS and Solect had been acquired

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

as of October 1, 1998, excluding the write-off of purchased in-process research and development and other indirect acquisition-related costs:

                                                        YEAR ENDED SEPTEMBER 30,
                                                        -------------------------
                                                            2000          1999
                                                        ------------   ----------
Revenue...............................................   $1,152,783     $775,653
Operating income (loss)...............................       41,516      (43,744)
Net loss..............................................      (25,516)     (97,933)
Basic loss per share..................................        (0.12)       (0.45)
Diluted loss per share................................        (0.12)       (0.45)

NOTE 4 -- RELATED PARTY TRANSACTIONS

     The following related party balances are included in the balance sheet:

                                                           AS OF SEPTEMBER 30,
                                                           --------------------
                                                             2001        2000
                                                           ---------   --------
Accounts receivable, including unbilled of $4,479 and $0
  in 2001 and 2000, respectively.........................  $104,096    $27,116
Other noncurrent assets(*)...............................     7,827         --

---------------
(*) Consists of convertible debentures issued to the Company. See Note 8.

     The following related party transactions are included in the statements of income:

                                                   YEAR ENDED SEPTEMBER 30,
                                                 -----------------------------
                                                   2001       2000      1999
                                                 --------   --------   -------
Revenue(1):
  License......................................  $ 37,356   $ 15,888   $   743
  Service......................................   264,278    144,859    98,761
Operating expenses(2):
  Cost of service..............................     3,232      2,814     2,656
  Selling, general and administrative..........       663        700       570
Interest income and other, net(3)..............        89         --        --

---------------
(1) The Company licenses software and provides computer systems integration and related services to several affiliates of a significant shareholder of the Company.

(2) The Company leases office space in Israel on a month-to-month basis and purchases other miscellaneous support services from affiliates of certain shareholders.

(3) Interest on convertible debentures issued to the Company. See Note 8.

NOTE 5 -- COMPENSATING BALANCES

     The Company was required to maintain compensating cash balances of $4,818 and $4,777 as of September 30, 2001 and 2000, respectively, relating to letters of credit and bank guarantees.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6 -- SHORT-TERM INTEREST-BEARING INVESTMENTS

     Short-term interest-bearing investments consist of the following as of September 30, 2001:

                                                          AMORTIZED    MARKET
                                                            COST       VALUE
                                                          ---------   --------
Federal agency..........................................  $192,095    $193,537
Corporate bonds.........................................    29,692      30,468
Commercial papers.......................................    13,053      13,064
                                                          --------    --------
                                                           234,840     237,069
Allowance for unrealized income.........................     2,229          --
                                                          --------    --------
          Total.........................................  $237,069    $237,069
                                                          ========    ========

     As of September 30, 2001, short-term interest-bearing investments had the following maturity dates:

                                                               MARKET
                                                               VALUE
                                                              --------
2002........................................................  $181,602
2003........................................................    35,891
2004........................................................    18,447
2005........................................................     1,129
                                                              --------
          Total.............................................  $237,069
                                                              ========

NOTE 7 -- EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

     Components of equipment, vehicles and leasehold improvements, net are:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2001       2000
                                                          --------   --------
Computer equipment......................................  $171,155   $110,583
Vehicles furnished to employees.........................    54,140     44,766
Leasehold improvements..................................    49,137     30,593
Furniture and fixtures..................................    31,434     24,297
                                                          --------   --------
                                                           305,866    210,239
Less accumulated depreciation...........................   132,171     82,158
                                                          --------   --------
                                                          $173,695   $128,081
                                                          ========   ========

     The Company has entered into various arrangements for the leasing of vehicles for periods of five years, carrying interest rates of LIBOR plus an interest rate of 0.5 percent (3.1 percent as of September 30, 2001). The Company has accounted for these as capital leases and amortization costs have

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

been included in depreciation expense. Capital lease payments, excluding interest, due over the next five years are as follows:

         FOR THE YEARS ENDED SEPTEMBER 30,
         ---------------------------------
2002.......................................  $10,400
2003.......................................    9,478
2004.......................................    7,712
2005.......................................    5,979
2006.......................................    1,610

NOTE 8 -- INVESTMENT

     In January 2001 the Company and Bell Canada formed Certen Inc. ("Certen") to provide customer care and billing solutions to Bell Canada and some of its affiliated companies. Certen is owned 90% by Bell Canada and 10% by the Company. Commencing on the 30-month anniversary of the transaction, convertible debentures issued by Certen to the Company will be convertible into an additional 35% ownership interest in Certen. The relative ownership interests of the shareholders might further be modified through the exercise of a series of contractual rights, commencing on the 30-month anniversary of the transaction. The Company will provide the customer care and billing software required by Certen, including customization, installation, maintenance and other services. The Company accounts for the investment in Certen under the cost method.

NOTE 9 -- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

     Goodwill and other intangible assets, net are:

                                                       ESTIMATED
                                                      USEFUL LIFE     AS OF SEPTEMBER 30,
                                                          (IN       -----------------------
                                                        YEARS)         2001         2000
                                                      -----------   ----------   ----------
Goodwill............................................   5-15         $1,057,314   $1,057,466
Intellectual property rights and purchased computer
  software..........................................   2-10             77,358       74,107
Other intangible assets.............................    3-5             12,403       12,403
                                                                    ----------   ----------
                                                                     1,147,075    1,143,976
Less accumulated amortization.......................                   358,888      132,923
                                                                    ----------   ----------
                                                                    $  788,187   $1,011,053
                                                                    ==========   ==========

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 10 -- OTHER NONCURRENT ASSETS

     Other noncurrent assets consist of the following:

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Funded personnel benefit costs..............................  $33,624    $25,913
Noncurrent investments, at cost (*).........................    6,964      9,250
Noncurrent investment in convertible debentures.............    7,827         --
Convertible notes issuance cost, net........................   10,667         --
Other.......................................................   11,871     11,982
                                                              -------    -------
                                                              $70,953    $47,145
                                                              =======    =======

---------------
(*) In fiscal 2001, the Company recorded charges of $6,750 to adjust the carrying value of four investments it has made. The Company continues to monitor the economic and financial aspects of its remaining interests in these investments.

NOTE 11 -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                            YEAR ENDED SEPTEMBER 30,
                                                          ----------------------------
                                                            2001      2000      1999
                                                          --------   -------   -------
Current.................................................  $110,163   $80,076   $46,258
Deferred................................................     5,018    (1,196)   (4,026)
                                                          --------   -------   -------
                                                          $115,181   $78,880   $42,232
                                                          ========   =======   =======

     All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

     Deferred income taxes are comprised of the following components:

                                                            AS OF SEPTEMBER 30,
                                                            -------------------
                                                              2001       2000
                                                            --------   --------
Deferred tax assets:
  Deferred revenue........................................  $18,033    $19,560
  Accrued personnel costs.................................   20,589     15,733
  Computer software and intellectual property.............    6,553      3,496
  Net operating loss carry forwards.......................   30,358     19,139
  Other...................................................   10,275      5,259
  Valuation allowances....................................  (27,907)   (16,743)
                                                            -------    -------
          Total deferred tax assets.......................   57,901     46,444
                                                            -------    -------

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            AS OF SEPTEMBER 30,
                                                            -------------------
                                                              2001       2000
                                                            --------   --------
Deferred tax liabilities:
  Anticipated withholdings on subsidiaries' earnings......  (32,730)   (17,391)
  Intangible assets, computer software and intellectual
     property.............................................   (7,410)   (11,191)
  Other...................................................   (2,185)      (500)
                                                            -------    -------
          Total deferred tax liabilities..................  (42,325)   (29,082)
                                                            -------    -------
Net deferred tax assets...................................  $15,576    $17,362
                                                            =======    =======

     The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                                                                 YEAR ENDED
                                                               SEPTEMBER 30,
                                                             ------------------
                                                             2001   2000   1999
                                                             ----   ----   ----
Statutory Guernsey tax rate................................   20%    20%    20%
Guernsey tax-exempt status.................................  (20)   (20)   (20)
Foreign taxes..............................................   30     30     30
Effect of acquisition-related costs........................   33     19     --
                                                             ---    ---    ---
Effective income tax rate..................................   63%    49%    30%
                                                             ===    ===    ===

     In fiscal 2001, the Company incurred non-deductible goodwill amortization related to the acquisitions of ITDS and Solect, and in fiscal 2000 also certain non-tax deductible indirect acquisition-related costs. As a result, the Company's effective income tax rate in 2001 and 2000 (based on the ratio between income taxes and income before income taxes, excluding nonrecurring charges for write-offs of purchased in-process research and development and other indirect acquisition-related costs) is significantly higher than the 1999 effective income tax rate.

     As of September 30, 2001, the Company had approximately $60,000 of Canadian net operating loss carry-forwards, most of which were acquired in the Solect transaction. The net operating loss carry-forwards will expire within four to ten years. Given the uncertainty of the realization of these assets through future taxable earnings, a valuation allowance of $27,907 has been recorded.

NOTE 12 -- SHORT-TERM FINANCING ARRANGEMENTS

     The Company's financing transactions are described below:

     The Company had a revolving line of credit from several commercial banks of up to $100,000, which expired on June 30, 2001.

     According to agreements with several commercial banks, the Company may borrow up to $40,000 under short-term credit lines. The short-term credit lines bear a variable interest rate. For most of fiscal 2001 and as of September 30, 2001, there was no outstanding balance under any of these credit lines.

     According to agreements with several commercial banks, the Company may use credit facilities up to $22,600 limited for the use of letters of credit and bank guarantees. As of September 30, 2001, the Company had utilized from these credit facilities and from compensating cash balances approximately $22,900 to support letters of credit and bank guarantees.

     Subsequent to the balance sheet date, the Company entered into an additional credit facility limited for the use of bank guaranties and letters of credit totaling $20,000 from a commercial bank.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 13 -- CONVERTIBLE NOTES

     In May 2001 the Company issued to qualified institutional buyers $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). On September 25, 2001, following a shelf registration on Form F-3, the Notes began trading in the public market. The Company is obligated to pay interest on the Notes semi-annually on June 1 and December 1 of each year. The Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company. The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares at a conversion rate of 10.8587 shares per one thousand dollars principal amount, subject to adjustment in certain events. The Notes are subject to redemption at any time on or after June 1, 2006, all or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest; and are subject to repurchase, at the holders' option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to pay the repurchase price in cash, Ordinary Shares or a combination of cash and Ordinary Shares. As of September 30, 2001 all of the Notes were outstanding.

NOTE 14 -- OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist of the following:

                                                            AS OF SEPTEMBER 30,
                                                            -------------------
                                                              2001       2000
                                                            --------   --------
Accrued personnel costs...................................  $62,663    $49,313
Long-term forward exchange obligations....................    2,265      2,987
Other.....................................................    3,252      1,504
                                                            -------    -------
                                                            $68,180    $53,804
                                                            =======    =======

NOTE 15 -- INTEREST INCOME (EXPENSE) AND OTHER, NET

     Interest income (expense) and other, net consists of the following:

                                                    YEAR ENDED SEPTEMBER 30,
                                                   ---------------------------
                                                    2001      2000      1999
                                                   -------   -------   -------
Interest income..................................  $33,042   $14,274   $ 1,680
Interest expense.................................   (8,678)   (2,528)   (5,654)
Other, net.......................................   (2,078)   (1,012)   (2,249)
                                                   -------   -------   -------
                                                   $22,286   $10,734   $(6,223)
                                                   =======   =======   =======

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 16 -- COMMITMENTS

     The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum lease payments required for the five-year period beginning October 1, 2001 are as follows:

    FOR THE YEARS ENDED SEPTEMBER 30,
    ---------------------------------
2002......................................  $ 36,407
2003......................................    33,915
2004......................................    30,596
2005......................................    28,750
2006......................................    27,050
                                            --------
                                            $156,718
                                            ========

     Rent expense was approximately $31,600, $20,400 and $12,600 for 2001, 2000 and 1999, respectively.

NOTE 17 -- EMPLOYEE BENEFITS

     The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included in other noncurrent liabilities, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Severance expenses were approximately $17,242, $17,614 and $9,200 for 2001, 2000 and 1999, respectively.

     The Company sponsors defined contribution plans covering certain employees in the U.S., U.K. and Canada. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's 2001, 2000 and 1999 plan contributions were not significant.

NOTE 18 -- CAPITAL TRANSACTIONS

     The following are details of the Ordinary Shares outstanding:

                                                            AS OF SEPTEMBER 30,
                                                            -------------------
                                                              2001       2000
                                                            --------   --------
Voting Ordinary Shares....................................  211,849    198,029
Non-Voting Ordinary Shares................................   10,779     23,136
                                                            -------    -------
                                                            222,628    221,165
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

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     On November 30, 1999 the Company issued 6,461 Ordinary Shares in connection with the acquisition of ITDS. On April 5, 2000 the Company issued 13,846 exchangeable shares in connection with the acquisition of Solect. See Note 3.

     Total proceeds from the exercise of employee stock options amounted to $13,967 and $21,360 in fiscal 2001 and 2000, respectively.

NOTE 19 -- STOCK OPTION AND INCENTIVE PLAN

     In January 1998, the Company first adopted, and in each of January 1999, January 2000 and January 2001 the Company has amended, the Amdocs Limited 1998 Stock Option and Incentive Plan ("the Plan"). Under the provisions of the Plan, 32,300 Ordinary Shares are available to be granted to officers, directors, employees and consultants. Such options fully vest over one to nine years and have a term of ten years.

     On November 30, 1999, the Company issued additional options to purchase 1,103 Ordinary Shares in connection with the acquisition of ITDS to replace issued ITDS options. On April 5, 2000, the Company issued additional options to purchase 1,654 Ordinary Shares in connection with the acquisition of Solect to replace issued Solect options. See Note 3.

     The following table summarizes information about share options, as well as changes during the years ended September 30, 2001, 2000 and 1999:

                                                                       WEIGHTED
                                                           NUMBER OF   AVERAGE
                                                             SHARE     EXERCISE
                                                            OPTIONS     PRICE
                                                           ---------   --------
Outstanding as of October 1, 1998........................   3,519.6     $ 3.93
Granted..................................................   2,752.6      21.67
Exercised................................................        --         --
Forfeited................................................     (35.3)      6.23
                                                           --------
Outstanding as of September 30, 1999.....................   6,236.9      11.75
Granted..................................................   4,948.7      52.82
Options exchanged in acquisitions........................   2,756.7      18.24
Exercised................................................  (2,057.5)     10.38
Forfeited................................................    (656.7)     30.11
                                                           --------
Outstanding as of September 30, 2000.....................  11,228.1      30.62
Granted..................................................   5,745.2      50.15
Exercised................................................  (1,462.8)      9.73
Forfeited................................................  (1,359.3)     49.59
                                                           --------
Outstanding as of September 30, 2001.....................  14,151.2      38.89
                                                           ========

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes information about share options outstanding as of September 30, 2001:

              OUTSTANDING AS OF SEPTEMBER 30, 2001                 EXERCISABLE AS OF SEPTEMBER 30, 2001
----------------------------------------------------------------   ------------------------------------
                                         WEIGHTED
                                         AVERAGE        WEIGHTED
                                        REMAINING       AVERAGE
      EXERCISE           NUMBER      CONTRACTUAL LIFE   EXERCISE       NUMBER        WEIGHTED AVERAGE
       PRICE           OUTSTANDING      (IN YEARS)       PRICE      EXERCISABLE       EXERCISE PRICE
--------------------   -----------   ----------------   --------   --------------   -------------------
$          0 -  3.01     1,507.9           6.77          $ 2.01        553.4              $ 2.00
        8.75 - 16.75     1,191.6           7.28           11.49        437.4               11.41
       20.85 - 27.82     2,068.3           8.15           24.08        272.0               23.05
       30.94 - 38.00     1,781.5           8.69           34.82          5.8               31.37
       38.30 - 47.25     2,322.1           9.43           43.61        101.0               41.05
       47.90 - 65.01     4,356.4           8.94           59.11        190.7               62.95
       65.25 - 93.49       923.4           8.81           71.34         37.9               71.96

     The following table summarizes information about share options outstanding as of September 30, 2000:

              OUTSTANDING AS OF SEPTEMBER 30, 2000                 EXERCISABLE AS OF SEPTEMBER 30, 2000
----------------------------------------------------------------   ------------------------------------
                                         WEIGHTED
                                         AVERAGE        WEIGHTED
                                        REMAINING       AVERAGE
      EXERCISE           NUMBER      CONTRACTUAL LIFE   EXERCISE       NUMBER        WEIGHTED AVERAGE
       PRICE           OUTSTANDING      (IN YEARS)       PRICE      EXERCISABLE       EXERCISE PRICE
--------------------   -----------   ----------------   --------   --------------   -------------------
$          0 -  3.01     2,384.4           7.68          $ 1.92        640.7              $ 1.85
        8.75 - 16.75     1,659.3           8.22           11.39        261.5                9.27
       18.70 - 28.05     1,990.5           8.72           23.56         88.3               24.37
       28.06 - 37.40     1,452.3           9.15           33.63         20.1               31.63
       37.41 - 46.74       205.9           7.10           41.39        125.9               41.74
       53.19 - 65.44     2,678.5           9.74           59.09         44.8               64.32
       65.45 - 93.49       857.2           9.51           70.82        100.3               71.96

     The weighted average grant-date fair value of the 5,754.2 and 4,948.7 options granted amounted to $23.07 and $35.71 for 2001 and 2000, respectively, per option. The Company utilized the Black-Scholes option-pricing model to estimate fair value, utilizing the following assumptions for the year (all in weighted averages):

                                                        YEAR ENDED SEPTEMBER 30,
                                                       ---------------------------
                                                       2001       2000       1999
                                                       -----      -----      -----
Risk-free interest rate..............................   5.15%      5.75%      5.31%
Expected life of options.............................   9.52       9.51        7.3
Expected annual volatility...........................  0.660      1.086      0.550
Expected dividend yield..............................   None       None       None

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Had compensation cost for the Company's options been determined based on fair value at the grant dates for awards made in 2001, 2000 and 1999 in accordance with SFAS 123, the Company's pro forma net income (loss) and earnings
(loss) per share would have been as follows:

                                                    YEAR ENDED SEPTEMBER 30,
                                                  ----------------------------
                                                   2001       2000      1999
                                                  -------   --------   -------
Pro forma net income (loss).....................  $(3,502)  $(23,022)  $92,624
Pro forma diluted earnings (loss) per share.....    (0.02)     (0.11)     0.46

NOTE 20 -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                   YEAR ENDED SEPTEMBER 30,
                                                ------------------------------
                                                  2001       2000       1999
                                                --------   --------   --------
Numerator:
  Net income..................................  $ 66,386   $  5,978   $ 98,543
                                                ========   ========   ========
Denominator:
  Denominator for basic earnings per share --
     weighted average number of shares
     outstanding (*)..........................   222,002    212,005    197,436
  Effect of dilutive stock options granted....     4,830      4,930      2,826
                                                --------   --------   --------
  Denominator for dilutive earnings per
     share -- adjusted weighted average shares
     and assumed conversions(*)...............   226,832    216,935    200,262
                                                ========   ========   ========
Basic earnings per share......................  $   0.30   $   0.03   $   0.50
                                                ========   ========   ========
Diluted earnings per share....................  $   0.29   $   0.03   $   0.49
                                                ========   ========   ========

---------------
 (*) The weighted average number of shares outstanding includes the Solect exchangeable shares.

     The effect of the Notes on diluted earnings per share was anti-dilutive for the year ended September 30, 2001, and therefore was not included in the calculation above.

NOTE 21 -- SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

     The Company and its subsidiaries operate in one business segment, providing business support systems and related services for the communications industry.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  GEOGRAPHIC INFORMATION

     The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                                  YEAR ENDED SEPTEMBER 30,
                                             ----------------------------------
                                                2001         2000        1999
                                             ----------   ----------   --------
REVENUE
North America..............................  $  825,309   $  510,129   $226,387
Europe.....................................     549,106      474,300    261,726
Other......................................     159,495      133,891    138,742
                                             ----------   ----------   --------
Total......................................  $1,533,910   $1,118,320   $626,855
                                             ==========   ==========   ========
LONG-LIVED ASSETS
North America(*)...........................  $  866,846   $1,041,383   $ 35,228
Israel(**).................................      88,794       85,518     61,472
Other......................................      43,571       33,466     18,772
                                             ----------   ----------   --------
Total......................................  $  999,211   $1,160,367   $115,472
                                             ==========   ==========   ========

---------------
(*) Primarily goodwill, computer software and intellectual property rights. (**) Primarily computers and vehicles.

  REVENUE AND CUSTOMER INFORMATION

     Customer care and billing, customer relationship management or CRM, and order management systems (collectively, "CC&B") include systems for wireline, wireless, broadband, electronic and mobile commerce and IP services. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic Internet directories.

                                                  YEAR ENDED SEPTEMBER 30,
                                             ----------------------------------
                                                2001         2000        1999
                                             ----------   ----------   --------
CC&B.......................................  $1,379,654   $  986,553   $468,216
Directory..................................     154,256      131,767    158,639
                                             ----------   ----------   --------
Total......................................  $1,533,910   $1,118,320   $626,855
                                             ==========   ==========   ========

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  SALES TO SIGNIFICANT CUSTOMERS

     The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

                                                                 YEAR ENDED
                                                               SEPTEMBER 30,
                                                             ------------------
                                                             2001   2000   1999
                                                             ----   ----   ----
SBC Communications Inc. group..............................   13%    13%    16%
Vodafone group.............................................   11     14    (*)
Nextel Communications group................................   10    (*)    (*)

---------------
 (*) Less than 10 percent of total revenue

NOTE 22 -- FINANCIAL INSTRUMENTS

     The Company enters into forward contracts to sell foreign currency in order to hedge its exposure associated with most firm commitments from customers in non-U.S. dollar-based currencies and treats these for accounting purposes as fair value hedges. The Company also enters into forward contracts in foreign currency to reduce the exposure associated with estimated receipts from customers and with anticipated costs (primarily personnel costs), in non-U.S. dollar-based currencies and treats these as cash flow hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. Generally, the Company measures the differential between forward rates and spot rates on forward exchange contracts as the inherent ineffectiveness of a hedging arrangement. Accordingly, changes in the fair value of forward exchange contracts, which are classified as fair value hedges, offset the change in the fair value of the hedged item to the extent of the arrangement's effectiveness. The effective portion of the change in the fair value of forward exchange contracts, which are classified as cash flow hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings. Forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to hedge the impact of the variability in exchange rates on certain accounts receivables denominated in foreign currencies.

     The fair values of the forward derivatives were $(11,298) and $3,016 on September 30, 2001 and 2000, respectively. The Company currently enters into forward exchange contracts exclusively with major financial institutions.

     During fiscal 2001, there were no significant gains or losses recognized in earnings for hedge ineffectiveness, and the Company did not recognize in earnings any significant gains or losses resulting from a hedged firm commitment that no longer qualified as a fair value hedge.

     Derivatives gains and losses, that are included in other comprehensive income, are reclassified into earnings at the time the forecasted revenue or operation expenses are recognized. The Company estimates that a $10,258 derivative loss included in other comprehensive income will be reclassified into earnings within the next twelve months.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 23 -- SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following are details of the unaudited quarterly results of operations for the three months ended:

                                                  SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,
                                                  -------------   --------   ---------   ------------
2001
  Revenue.......................................    $415,447      $404,007   $372,289      $342,167
  Operating income..............................      49,529        44,864     37,356        27,532
  Net income....................................      19,905        18,492     15,413        12,576
  Basic and diluted earnings per share..........        0.09          0.08       0.07          0.06
2000 (*)
  Revenue.......................................    $315,067      $297,002   $270,745      $235,506
  Operating income (loss).......................      20,955       (39,806)    60,115        32,860
  Net income (loss).............................      12,993       (67,159)    42,863        17,281
  Basic earnings (loss) per share...............        0.06         (0.31)      0.21          0.09
  Diluted earnings (loss) per share.............        0.06         (0.31)      0.20          0.08
1999
  Revenue.......................................    $182,716      $164,884   $147,830      $131,425
  Operating income..............................      43,430        37,782     35,625        30,161
  Net income....................................      29,839        25,421     23,141        20,142
  Basic and diluted earnings per share..........        0.15          0.13       0.12          0.10

---------------
 (*) In fiscal 2000, the fiscal quarters ended December 31, 1999 and June 30,
     2000 included purchased in-process research and development and other indirect acquisition-related costs of $19,876 and $55,741, respectively.

NOTE 24 -- NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

     SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 will have no impact on the business, results of operations, or financial condition of the Company.

     SFAS 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

     According to the adoption requirements of SFAS 142, the Company has the option of applying the new standard on accounting for goodwill and other intangible assets beginning either in the quarter ended on December 31, 2001 or December 31, 2002. The Company anticipates adopting this Statement in the quarter ended December 31, 2002. Subsequent to the adoption of the new rules, the Company will perform the first of the required impairment tests of goodwill and intangible assets recorded as of the date of adoption and has not yet determined what the effect of these tests will be on the Company's earnings and financial position. The Company recorded $202,399 and $102,824, of goodwill amortization during the years ended September 30, 2001 and 2000, and no goodwill amortization during the year ended September 30, 1999.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 25 -- SUBSEQUENT EVENTS

  ACQUISITION

     On November 28, 2001, the Company completed its acquisition from Nortel Networks Corporation of substantially all of the assets of its Clarify business ("Clarify"), a leading provider of CRM software to communications companies and other enterprise sectors. This acquisition positions the Company as a leading provider of CRM to the communications industry and reinforces its leadership in delivering a comprehensive portfolio of business software applications.

     The Company acquired Clarify for approximately $200,000 in cash. The transaction will be accounted for by the purchase accounting method as required by SFAS 141.

     The Company expects to incur a nonrecurring acquisition-related charge in its first fiscal quarter ending December 31, 2001 to account for certain costs relating to the acquisition, primarily the write-off of purchased in-process research and development.

     The process of the purchase price allocation will soon be finalized. Total amounts assigned to the acquired intangible assets and goodwill will be determined in the purchase price allocation process.

  SHARE REPURCHASE PROGRAM

     On November 6, 2001, the Company announced that its board of directors had approved a share repurchase program authorizing the repurchase of up to 11,000 Ordinary Shares, or approximately 5% of the Company's currently outstanding Ordinary Shares. According to the program, shares may be repurchased from time to time over the next twelve months on the open market, in privately negotiated transactions or otherwise, all in accordance with any applicable laws, and at prices per share as the Company deems appropriate. If any repurchases are made, the Company intends to fund the repurchases with available funds.

  OPERATIONAL EFFICIENCY PLAN

     As part of the Company's plan to achieve increased operational efficiency and to reduce costs, the Company has decided to combine the Stamford, Connecticut data center with one the Company operates in Champaign, Illinois, and thereupon to close its Stamford facility. As a direct result of this plan, the Company expects to incur a nonrecurring charge of between $10,000 to $15,000, primarily for the write-off of leasehold improvements and rent obligations, during the first quarter of 2002.

                                             AMDOCS LIMITED
                                 FINANCIAL STATEMENT SCHEDULE
                              VALUATION AND QUALIFYING ACCOUNTS

                                                          ADDITIONS
                                                   -----------------------
                                      BALANCE AT   CHARGED TO   CHARGED TO                BALANCE AT
                                      BEGINNING    COSTS AND      OTHER                     END OF
            DESCRIPTION               AT PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS     PERIOD
            -----------               ----------   ----------   ----------   ----------   ----------
Allowances for doubtful debts.......     6,868           --           --       (3,649)       3,219
Valuation allowances................    16,743       11,164           --           --       27,907

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
1.        Memorandum and Articles of Association of Amdocs Limited
          (Exhibits 3.1 and 3.2 to Amdocs' Registration Statement on
          Form F-1 dated June 19, 1998; Registration No. 333-8826)
3.        Voting and Exchange Trust Agreement dated as of April 5,
          2000 among Amdocs Limited, Amdocs (Denmark) ApS., Amdocs
          Holdings ULC, Solect Technology Group Inc. and The Trust
          Company of Bank of Montreal (Exhibit 3 to Amdocs' Annual
          Report on Form 20-F for the fiscal year ended September 30,
          2000)
4.a.1     Agreement and Plan of Merger dated as of September 3, 1999 among Amdocs Limited, Ivan Acquisition Corp. and
          International Telecommunication Data Systems, Inc. (Exhibit
          2.1 to Amdocs' Current Report on Form 6-K dated September
          10, 1999)
4.a.2     Combination Agreement dated as of February 28, 2000 among
          Amdocs Limited, Solect Technology Group Inc., Amdocs
          (Denmark) ApS. and Amdocs Holdings ULC (Exhibit 2.1 to
          Amdocs' Current Report on Form 6-K dated March 3, 2000)
4.a.3     Acquisition Agreement dated as of October 1, 2001, between
          Amdocs Limited and Nortel Networks Corporation. (Exhibit 2.1
          to Amdocs' Current Report on Form 6-K dated October 10,
          2001)
8.        Subsidiaries of Amdocs Limited
10.a.1    Consent of Ernst & Young LLP
10.a.2    Amdocs Limited Press Release dated November 6, 2001