Form 20-F
period 2002-09-30
AMDOCS LTD
filed 2003-03-24
CIK 1062579

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

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

Voting Ordinary Shares, par value L0.01                       213,048,394(1)
Non-Voting Ordinary Shares, par value L0.01                   2,534,988
(Title of class)                                              (Number of shares)

---------------
(1) Net of 7,732,500 shares held in treasury and includes 75,828 shares held by shareholders of a company we acquired, which can be exchanged for our voting ordinary shares. Does not include (a) 27,129,090 ordinary shares reserved for issuance upon exercise of options granted under our stock option plan,
    (b) 562,887 ordinary shares reserved for issuance upon exercise of vested options granted by companies we have acquired, and (c) an aggregate of 4,832,708 ordinary shares reserved for issuance upon conversion of our 2% Convertible Notes due June 1, 2008. As of September 30, 2002, 2,639,648 ordinary shares remained available for future option grants under our stock option plan.

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

     Indicate by check mark which financial statement item the registrant has selected to follow.
                     Item 17 [ ]               Item 18 [X]

                                 AMDOCS LIMITED
                            ------------------------

                                   FORM 20-F

           ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002
                            ------------------------

                                     INDEX

                                  PART I

Item 1.   Identity of Directors, Senior Management and Advisors.......    3
Item 2.   Offer Statistics and Expected Timetable.....................    3
Item 3.   Key Information.............................................    3
Item 4.   Information on the Company..................................   14
Item 5.   Operating and Financial Review and Prospects................   26
Item 6.   Directors, Senior Management and Employees..................   43
Item 7.   Major Shareholders and Related Party Transactions...........   50
Item 8.   Financial Information.......................................   51
Item 9.   The Offer and Listing.......................................   52
Item 10.  Additional Information......................................   52
Item 11.  Quantitative and Qualitative Disclosures about Market
          Risk........................................................   60
Item 12.  Description of Securities Other than Equity Securities......   61

                                  PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............   61
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds.............................................   61
Item 15.  Controls and Procedures.....................................   61
Item 16.  [Reserved]..................................................   62

                                 PART III

Item 17.  Financial Statements........................................   62
Item 18.  Financial Statements........................................   62
Item 19.  Exhibits....................................................   62

     Unless the context otherwise requires, all references in this annual report to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. References to "dollars" or "$" are to U.S. dollars. Unless otherwise stated, all references to ordinary shares are to both voting and non-voting ordinary shares.

     We own or have rights to trademarks or trade names that we use in conjunction with the sale of our products, including, without limitation, each of the following: Amdocs(TM), Ensemble(TM), AmdocsEnabler(TM) and Clarify(TM).

                           FORWARD LOOKING STATEMENTS

     This Annual Report on Form 20-F contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this Annual Report that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth below under the caption "Risk Factors".

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     Our historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2002 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent auditors. You should read the information presented below in conjunction with those statements.

     The information presented below is qualified by the more detailed historical consolidated financial statements and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this report.

                                                     YEAR ENDED SEPTEMBER 30,
                                  --------------------------------------------------------------
                                     2002          2001          2000         1999        1998
                                  ----------    ----------    ----------    --------    --------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.........................  $1,613,565    $1,533,910    $1,118,320    $626,855    $403,767
Operating income(1)(2)..........      49,161       159,281        74,124     146,998      84,895
Net (loss) income(1)(2)(3)......      (5,061)       66,386         5,978      98,543      30,107
Basic (loss) earnings per
  share.........................       (0.02)         0.30          0.03        0.50        0.19
Diluted (loss) earnings per
  share.........................       (0.02)         0.29          0.03        0.49        0.19
Dividends declared per share....          --            --            --          --        3.76

                                                       AS OF SEPTEMBER 30,
                                  --------------------------------------------------------------
                                     2002          2001          2000         1999        1998
                                  ----------    ----------    ----------    --------    --------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets....................  $2,540,094    $2,624,436    $1,935,085    $430,011    $239,966
Long term obligations
  2% Convertible Notes due June
     1, 2008(4).................     445,054       500,000            --          --          --
  Long-term portion of capital
     lease obligations..........      15,138        24,779        23,417      17,148       9,215
Shareholders' equity
  (deficit)(5)(6)(7)............   1,416,275     1,512,091     1,430,772     123,737     (21,889)

                                                  ORDINARY SHARES     ADDITIONAL
                                                 -----------------     PAID-IN
                                                 SHARES     AMOUNT     CAPITAL     TREASURY STOCK
                                                 -------    ------    ----------   --------------
                                                                  (IN THOUSANDS)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
  DATA:
Balance as of September 30, 1998...............  196,800    $3,149    $  447,503     $      --
  Issuance of ordinary shares(5)...............    2,000        32        41,352            --
  Stock options granted, net of forfeitures....       --        --           244            --
                                                 -------    ------    ----------     ---------
Balance as of September 30, 1999...............  198,800     3,181       489,099            --
  Issuance of ordinary shares related to
     acquisitions, net(6)......................   20,307       325     1,263,330            --
  Employee stock options exercised.............    2,058        33        21,327            --
  Tax benefit of stock options exercised.......       --        --        10,825            --
  Stock options granted........................       --        --           235            --
                                                 -------    ------    ----------     ---------
Balance as of September 30, 2000...............  221,165     3,539     1,784,816            --
  Employee stock options exercised.............    1,463        21        13,946            --
  Tax benefit of stock options exercised.......       --        --         7,345            --
  Stock options granted........................       --        --           183            --
                                                 -------    ------    ----------     ---------
Balance as of September 30, 2001...............  222,628     3,560     1,806,290            --
  Employee stock options exercised.............      687        12         5,149            --
  Tax benefit of stock options exercised.......       --        --         6,808            --
  Expense related to vesting of stock
     options...................................       --        --            98            --
  Repurchase of shares(7)......................   (7,732)       --            --      (109,281)
                                                 -------    ------    ----------     ---------
Balance as of September 30, 2002...............  215,583    $3,572    $1,818,345     $(109,281)
                                                 =======    ======    ==========     =========

---------------

(1) In fiscal 2000, we recorded nonrecurring acquisition-related charges of $75,617, relating to our acquisitions of International Telecommunication Data Systems, Inc. ("ITDS") in November 1999 and Solect Technology Group Inc. ("Solect") in April 2000, in stock-for-stock transactions. The aggregate charges related to the ITDS transaction were $19,876 and were incurred by us in the first quarter of fiscal 2000. The aggregate charges related to the Solect transaction were $55,741 and were incurred by us in the third quarter of fiscal 2000. These charges included write-offs of purchased in-process research and development and other indirect acquisition-related costs.

(2) In the first quarter of fiscal 2002, we recorded nonrecurring acquisition-related charges of in-process research and development of $17,400, relating to our acquisition from Nortel Networks Corporation of substantially all of the assets of its Clarify business ("Clarify") for cash. We also recorded restructuring charges of $13,311 relating to the consolidation of our Stamford, Connecticut data center into our Champaign, Illinois facility, and the resulting closure of the Stamford facility. In the fourth quarter of fiscal 2002, we recorded restructuring charges of $20,919 relating to our cost reduction program.

(3) In the fourth quarter of fiscal 2002, we recorded a gain of $6,012 relating to the repurchase of a portion of our convertible notes (see footnote 4 below).

(4) In May 2001, we issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). On July 23, 2002, our Board of Directors authorized us to repurchase Notes in such amounts, at such prices and at such times considered appropriate. During the fourth quarter of fiscal 2002, we repurchased $54,946 aggregate principal amount of Notes, at an average price of 89% of the principal amount. As of September 30, 2002, $445,054 aggregate principal amount of Notes was outstanding.

(5) We completed a public offering of 2,000 ordinary shares in June 1999. The net proceeds to us from the offering were $41,384.

(6) An aggregate of 7,564 ordinary shares, including shares issuable upon exercise of vested ITDS employee options, were issued in connection with the ITDS acquisition, and an aggregate of 15,500 ordinary shares, including shares issuable upon exercise of vested Solect employee options, were issued in connection with the Solect acquisition.

(7) On November 6, 2001, our Board of Directors approved a twelve-month share repurchase program and authorized us to repurchase our ordinary shares. During fiscal 2002, we repurchased 7,732 ordinary shares, at an average price of $14.13 per share.

RISK FACTORS

 WE ARE EXPOSED TO GENERAL GLOBAL ECONOMIC AND MARKET CONDITIONS, PARTICULARLY THOSE IMPACTING THE COMMUNICATIONS INDUSTRY

     Developments in the communications industry, such as the impact of general global economic conditions, continued industry consolidation, the formation of alliances among network operators and service providers, and changes in the regulatory environment have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced the high growth rates that the communications industry had previously experienced, and have caused the market value, financial results and prospects, and capital spending levels of many communications companies to decline or degrade. Over the past year, further slowdowns in customer buying decisions stemming from financial pressure on operating expenses and overall reductions in the capital investment budgets of many communications service providers have led to fewer new contracts than expected, as well as smaller than expected initial spending commitments and reduced discretionary spending under our contracts with some of our customers. These factors, combined with the continuing general economic slowdown, resulted in our achieving lower revenue levels than expected during the second half of fiscal 2002. We expect these adverse economic conditions to continue at least in the near term, making it difficult for us to resume the growth of our revenue. Until they improve, these conditions will continue to harm our business.

  IF WE CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS, OUR BUSINESS COULD BE HARMED

     We may be unable to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, it could have a material adverse effect on our results of operations and financial condition.

     The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with independent providers of information systems and services and with the in-house software departments of communications companies. Our competitors include firms that provide comprehensive information systems, software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services such as Internet and wireless services, systems integrators, service bureaus and companies that offer software systems in combination with the sale of network equipment.

     We believe that our ability to compete depends on a number of factors, including:

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

  WE MUST CONTINUALLY ENHANCE OUR PRODUCTS TO REMAIN COMPETITIVE

     We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our base software modules and to developing Business Support Systems products that operate in state-of-the-art computing environments. Our present or future products may not satisfy the evolving needs of the communications industry. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

  WE MAY SEEK TO ACQUIRE COMPANIES OR TECHNOLOGIES, WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     We may acquire companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. We cannot assure you that suitable acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that we will be able to complete otherwise favorable acquisitions because of antitrust or other regulatory concerns. If we do complete acquisitions, we cannot assure you that they will ultimately enhance our products or strengthen our competitive position. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial position.

  WE DEPEND ON SBC COMMUNICATIONS INC. FOR A SIGNIFICANT PORTION OF OUR REVENUE

     One of our largest groups of customers is comprised of SBC Communications Inc. ("SBC") and its operating subsidiaries. A significant decrease in the sale of products and services to SBC may materially adversely affect our results of operations and financial condition. SBC, through its subsidiaries, is also one of our largest shareholders. As of February 19, 2003, SBC beneficially owned approximately 9.4% of our outstanding ordinary shares.

     Substantially all of our work for SBC is conducted directly with SBC's operating subsidiaries, such as Cingular Wireless, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services and Southwestern Bell Telephone Company. These SBC relationships accounted for, in the aggregate, 10.6%, 13.3% and 12.6% of our total revenue in fiscal 2002, 2001 and 2000, respectively. The revenue attributable to SBC and such subsidiaries amounted to $171.5 million, $203.9 million and $141.0 million in fiscal 2002, 2001 and 2000, respectively. Based on long-term agreements currently in place with certain SBC subsidiaries and the outsourcing agreement announced in January 2003 with SBC's directory operations, we expect that revenue attributable to SBC entities will remain a significant percentage of our total revenue in 2003.

  OUR BUSINESS IS HIGHLY DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT CUSTOMERS

     Our business is highly dependent on a limited number of significant customers, including SBC. The loss of any significant customer or a significant decrease in business from any of those customers could harm our results of operations and financial condition. Aggregate revenue derived from the multiple business arrangements we have with each of our five largest customer groups, excluding the SBC group, accounted for approximately 45.6% of our revenue in fiscal 2002.

     Although we have received a substantial portion of our revenue from recurring business with established customers, most of our major customers do not have any obligation to purchase additional products or services from us and generally have already acquired fully paid licenses to their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements or services in amounts similar to previous years or may delay implementation of committed projects.

  OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS

     We believe that our future success will depend to a significant extent on our ability to develop long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing Business Support Systems. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high quality services to customers that have already implemented our products. If we are unable to meet customers' expectations in providing products or performing services, our business and results of operations could be harmed.

  WE MAY BE EXPOSED TO THE CREDIT RISK OF CUSTOMERS THAT HAVE BEEN ADVERSELY AFFECTED BY WEAKENED MARKETS

     We typically sell our software and related customization, modification and maintenance services as part of long-term projects. During the life of a project, a customer's budgeting constraints, can impact the scope of a project and the customer's ability to make required payments. In addition, the creditworthiness of our customers may deteriorate over time, and we can be adversely affected by bankruptcies or other business failures.

  THE SKILLED AND HIGHLY QUALIFIED EMPLOYEES THAT WE NEED MAY BE DIFFICULT TO HIRE AND RETAIN

     Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees. Despite recent reductions in headcount, we will need to hire sales, support, technical and other personnel this year and in the future. We may face difficulties identifying and hiring qualified personnel and may be unable to retain employees with the skills and experience that we require. Our inability to hire and retain the appropriate personnel could make it difficult for us to manage our operations and to compete for new customer contracts.

     Our success will also depend, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel. The loss of the services of all or some of these executives could harm our business.

  OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE

     We have experienced fluctuations in our quarterly operating results and anticipate that such movement may continue and could intensify. Fluctuations may result from many factors, including:

     - the size and timing of significant customer projects and license fees,

     - delays in or cancellations of significant projects by customers,

     - changes in operating expenses,

     - increased competition,

     - changes in our strategy,

     - personnel changes,

     - foreign currency exchange rate fluctuations, and

     - general economic and political conditions.

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

  OUR BUSINESS IS IMPACTED BY THE LENGTH OF OUR SALES CYCLE

     Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products typically also requires coordination and agreement across many departments within a potential customer's organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. As a result of the continued slowdown in the growth of the global communications market, our typical sales cycle has lengthened, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract has increased. The lengthening of our sales cycle has and could continue in the future to reduce growth in our revenue. In addition, the lengthening of our sales cycle contributes to an increased cost of sales, thereby reducing our profitability.

  IF THE MARKET FOR OUR PRODUCTS DOES NOT IMPROVE, WE MAY INCUR ADDITIONAL RESTRUCTURING CHARGES

     In an effort to implement long-term cost reduction measures, we have reduced our workforce and have reallocated certain personnel among different areas of our operations. A reduction in personnel can result in significant severance, administrative and legal expenses and may also adversely affect or delay various sales, marketing and product development programs and activities. If the deterioration in the communications industry continues, we may be forced to implement additional restructuring plans to further reduce our costs, which could result in additional restructuring charges. Additional restructuring charges could have a material adverse effect on our financial results.

  IF WE FAIL TO SUCCESSFULLY PLAN AND MANAGE CHANGES IN THE SIZE OF OUR OPERATIONS OUR BUSINESS WILL SUFFER

     Over the last several years, we have both grown and contracted our operations in order to profitably offer our products and services in a rapidly changing market. If we are unable to manage these changes and plan and manage any future changes in the size and scope of our operations, our business will suffer.

     Our recent restructurings and cost reduction measures have reduced the size of our operations. On January 31, 2003, we had 7,800 software and information technology positions compared to 9,100 software and information technology positions on November 30, 2001 and 7,900 such positions on November 30, 2000. During these periods, we leased and disposed of office space and related obligations in an effort to keep pace with the changing size of our operations. Our recent cost reduction measures include consolidating and/or relocating certain of our operations to different geographic locations. These activities could lead to difficulties and significant expenses related to identifying and moving into suitable office space and subleasing or assigning any surplus space. We have accrued the estimated expenses that will result from our restructuring efforts. However, if it is determined that the amount accrued is insufficient, an additional charge could have an unfavorable impact on our financial statements in the period this was determined.

  OUR INTERNATIONAL PRESENCE CREATES SPECIAL RISKS

     We are affected by risks associated with conducting business internationally. We maintain development facilities in Israel, the United States, Cyprus, Ireland and Canada, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer base and to expand into new international markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

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

     One or more of these factors could have a material adverse effect on our international operations, which could harm our results of operations and financial condition.

  POLITICAL AND ECONOMIC CONDITIONS IN THE MIDDLE EAST MAY ADVERSELY AFFECT OUR BUSINESS

     Of the five development centers we maintain worldwide, our largest development center is located in five different sites throughout Israel. Approximately half of our employees are located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring region. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

     While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries. Over the past two years there has been a significant deterioration in Israel's relationship with the Palestinian Authority and a related increase in violence. Efforts to resolve the problem have failed to result in an agreeable solution. Continued violence between the Palestinian community and Israel may have a material adverse effect on our business. In addition, our operations in Israel may be affected by any armed conflict with Iraq. If any military action is initiated against Iraq, the hostilities could adversely affect Israel. Further deterioration of relations with the Palestinian Authority and/or an Iraqi conflict might require more military reserve service by some of our employees, which may have a material adverse effect on our business.

     In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Efforts to finally resolve the problem have not yet resulted in an agreement. The European Union ("E.U.") has recently announced that Cyprus will be included in the next round of E.U. enlargement, which is expected to be January 1, 2004. The two communities are going through a series of intensive discussions facilitated by the United Nations, the E.U. and the United States, which are expected to lead to an agreement before the entry of Cyprus to the E.U. Any major hostilities between Cyprus and Turkey or any failure of the parties to reach a peaceful resolution may have a material adverse effect on our development facility in Cyprus.

  FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD ADVERSELY AFFECT OUR BUSINESS

     A significant portion of our operating costs is incurred outside the United States. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations in Israel, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset with a time delay) by a devaluation of the Israeli currency in relation to the dollar. As a result of this differential, from time to time we experience increases in the costs of our operations in Israel, as expressed in dollars, which could in the future have a material adverse effect on our results of operations and financial condition.

     In addition, a portion of our revenue is not incurred in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the currencies in which such revenue is incurred and the dollar may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

     Generally, the effects of fluctuations in foreign currency exchange rates are mitigated by the fact that the majority of our revenue and operating costs is in dollars or linked to the dollar and we generally hedge our currency exposure on both a short-term and long-term basis with respect to expected revenue and operating costs. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations.

     The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

  WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY

     Any misappropriation of our technology or the development of competitive technology could seriously harm our business. We regard a substantial portion of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark, trade secret laws, customer licensing agreements, employee and third party non-disclosure agreements and other methods to protect our proprietary rights. We do not include in our software any mechanisms to prevent or inhibit unauthorized use, but we generally enter into confidentiality agreements with our employees, consultants, subcontractors, customers and potential customers and limit access to, and distribution of, our proprietary information.

     The steps we have taken to protect our proprietary rights may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. Existing trade secret, copyright and trademark laws offer only limited protection. In addition, the laws of some foreign countries do not protect our proprietary technology to the same extent as the laws of the United States. There is also the risk that other companies could independently develop similar or superior technology without violating our proprietary rights.

     If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome, protracted and expensive and could involve a high degree of risk.

  CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HARM OUR BUSINESS

     Although we have not received any complaints from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services. Any of these events could seriously harm our business.

     If anyone asserts a claim against us relating to proprietary technology or information, while we might seek to license their intellectual property, we might not be able to obtain a license on commercially reasonable terms or on any terms. In addition, any efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling our products and could therefore seriously harm our business.

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

     Because our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control may arise from the use of our products, and may result in financial or other damages to our customers, for which we may be held responsible. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and financial condition and the ability to obtain "Errors and Omissions" insurance.

  THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE

     We benefit from a variety of government programs and tax benefits, including programs and benefits in Israel, Cyprus and Ireland. Generally, these programs contain conditions that we must meet in order to be eligible to obtain any benefit. If we fail to meet these conditions we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

     Any of the following could have a material effect on our overall effective tax rate:

     - some programs may be discontinued,

     - we may be unable to meet the requirements for continuing to qualify for some programs,

     - these programs and tax benefits may be unavailable at their current levels,

     - upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit, or

     - we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

  WE ARE CURRENTLY A PARTY TO SECURITIES LITIGATION CLASS ACTION LAWSUITS, WHICH, IF DETERMINED ADVERSELY, COULD NEGATIVELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS

     Beginning on June 24, 2002, a number of complaints were filed by holders of our ordinary shares against us and four of our officers and directors, in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The complaints allege violations of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. Each plaintiff seeks to represent a putative class of all purchasers of our ordinary shares between July 18, 2000 (or, in some of the complaints, July 24, 2001) and June 20, 2002. The complaints generally allege that, during that period, we and the individual defendants made false or misleading statements, in press releases and Securities and Exchange Commission filings, regarding among other things our future prospects, backlog, revenue, gross margin, acquisitions and accounting practices. Each plaintiff seeks unspecified monetary damages and other relief against all defendants. The parties in the New York cases have stipulated to transfer them to the Eastern District of Missouri. The court has recently appointed a lead plaintiff. An unfavorable resolution of these matters could materially affect our results of operations and financial condition. We intend to defend ourself vigorously against these claims and, in so doing, we may incur substantial costs. In addition, the litigation has been, and may continue to be, time-consuming and costly and could divert the attention of our management personnel. These lawsuits or any future lawsuits filed against us could seriously harm our business.

  THE MARKET PRICE OF OUR ORDINARY SHARES HAS AND MAY CONTINUE TO FLUCTUATE
  WIDELY

     The market price of our ordinary shares has fluctuated widely and may continue to do so. During fiscal 2002, our ordinary shares traded as high as $39.25 per share. Prior to our June 20, 2002 announcement of the expected decline in our revenue from projected results for the third quarter of fiscal 2002, our ordinary shares traded as low as $14.45 per share. Subsequent to that announcement and through March 18, 2003, our ordinary shares have traded between $5.85 and $13.95 per share. Many factors could cause the market price of our ordinary shares to rise and fall. Some of these factors are:

     - market conditions in the industry and the economy as a whole,

     - variations in our quarterly operating results,

     - announcements of technological innovations by us or our competitors,

     - introduction of new products or new pricing policies by us or our competitors,

     - trends in the communications or software industries,

     - acquisitions or strategic alliances by us or others in our industry,

     - changes in estimates of our performance or recommendations by financial analysts, and

     - political developments in the Middle East.

     In addition, the stock market often experiences significant price and volume fluctuations. These fluctuations particularly affect the market prices of the securities of many high technology companies. These broad market fluctuations could adversely affect the market price of our ordinary shares.

  FUTURE SALES BY EXISTING SHAREHOLDERS COULD DEPRESS THE MARKET PRICE OF OUR ORDINARY SHARES

     Sales of substantial amounts of ordinary shares in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the ordinary shares. As of January 31, 2003, we had 215,775,612 ordinary shares outstanding, a substantial portion of which are either freely tradable on the New York Stock Exchange or currently eligible for sale pursuant to Rule 144, under the Securities Act of 1933, as amended (subject to compliance with the volume and manner of sale limitations of Rule 144), or pursuant to another exemption from the registration requirements of the Securities Act.

     Our principal shareholders have the right, in certain circumstances, to require us to register their shares under the Securities Act for resale to the public. In addition, we have registered under the Securities Act a total of (i) 35,062,121 ordinary shares, reserved for issuance upon the exercise of options that have been or may be granted under our stock option plans and stock option plans assumed by us in connection with our acquisitions of International Telecommunication Data Systems, Inc. and Solect Technology Group Inc. and (ii) 5,429,350 ordinary shares reserved for issuance upon conversion of our 2% Convertible Notes due June 1, 2008. The right to exercise options outstanding under these plans is subject to certain vesting requirements.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY, DEVELOPMENT AND ORGANIZATIONAL STRUCTURE OF AMDOCS

     Amdocs Limited was organized under the laws of the Island of Guernsey in 1988. Since 1995, we have been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing Business Support Systems, including software and services, to major communications companies in North America, Europe and the rest of the world. Our registered office is located in Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands, and the telephone number at that location is 011-44-1481-728444.

     In the United States, our main sales and development center is located in St. Louis, Missouri. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328.

     Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating wholly owned subsidiaries are Amdocs, Inc. (United States), Amdocs (UK) Limited, Amdocs Development Limited (Cyprus), Amdocs Management Limited (United Kingdom), Amdocs (Israel) Limited, Amdocs Software Systems Ltd (Ireland), Amdocs Champaign, Inc. (previously ITDS Intellicom Services, Inc.) (United States) and Amdocs Canada, Inc. (previously Solect).

     We have pursued acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths. Our acquisition of ITDS in November 1999 enabled us to expand our service offerings and enhanced our ability to provide outsourcing solutions to our customers. (We have since renamed ITDS, Amdocs Stamford, Inc.) Our acquisition of Solect (since renamed Amdocs Canada, Inc.) in April 2000 enhanced our ability to serve the growing Internet Protocol ("IP") needs of our customers, while also expanding our target market to cover IP operators, such as Internet Service Providers ("ISPs"), Application Service Providers ("ASPs") and broadband providers. Our acquisition in November 2001 from Nortel Networks Corporation of substantially all of the assets of its Clarify business, a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors, has positioned us as a leading provider of CRM to the communications industry and, through our addition of Clarify's CRM software to our product offerings, reinforced our leadership in delivering a comprehensive portfolio of business software applications.

     In January 2001 we formed Certen Inc. ("Certen") with Bell Canada to provide customer care and billing solutions to Bell Canada and some of its affiliated companies. Certen is owned 90% by Bell Canada and 10% by us. We are providing the customer care and billing software required by Certen, including customization, installation, maintenance and other services.

     In the future, we may consider, as part of our strategy, additional acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     In March 2002, we announced a senior management transition. Effective July 1, 2002, Dov Baharav, who previously had served as Chief Financial Officer of Amdocs Management Limited, assumed the role of President and Chief Executive Officer. Ron Moskovitz, who previously had served as Vice President of Finance for Amdocs Management Limited, took over the role of Chief Financial Officer. Mr. Baharav replaced Avinoam Naor in the positions of President and Chief Executive Officer of Amdocs Management Limited. Mr. Naor became the Vice Chairman of our Board of Directors.

     Under the leadership of our new management team and in response to changing market conditions, we implemented a new organizational structure during the fourth quarter of fiscal 2002. Our operations are now centered around two main groups, the Offering Group and the Delivery Group. The Offering Group is responsible for developing and marketing our Business Support Systems products which are delivered through the Delivery Group. The Delivery Group is responsible for project and service delivery and selling products to our customers.

     During fiscal 2002, we took steps to reduce our costs and achieve increased operational efficiency. In October 2001, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and we closed the Stamford facility. In June 2002, we announced our intention to implement a cost reduction program to reduce costs by approximately 10% in response to a decline of our forecasted revenue for the third and fourth quarters of fiscal 2002. As part of this program, we reduced our workforce by approximately 1,000 positions and vacated facilities in different centers around the world. In November 2002, we announced a series of additional measures designed to reduce costs and improve productivity. As part of this plan, we reduced our workforce by approximately 400 positions and vacated additional facilities in different centers around the world. In addition, we intend to implement other cost reduction measures, including travel cuts and reductions in other discretionary costs.

     Our principal capital expenditures for fiscal 2002, 2001 and 2000 have been for computer equipment, for which we spent approximately $42.8 million, $62.0 million and $35.7 million, respectively. We also lease vehicles for use by our employees, incurring lease obligations of $2.2 million, $13.1 million and $15.7 million, respectively, in each of the last three fiscal years.

     Principal capital expenditures currently in progress consist of approximately $11.2 million for additional computer equipment, with the bulk of these expenditures for computer equipment to be located at our facilities in North America and Israel.

BUSINESS OVERVIEW

     Our market focus is the communications industry, and we are a leading provider of software products and services to major communications companies in North America, Europe and the rest of the world. The products and services that we provide are known as business support systems, which we refer to as "BSS". Our BSS products consist primarily of customer care and billing, CRM and order management systems. We refer to these products, collectively, as "CC&B Systems". Our products also include a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     Our CC&B Systems and Directory Systems are designed to meet the mission-critical needs of leading communications service providers. Our BSS products and related services are designed to manage and improve key aspects of the business operations of communications companies, such as CRM, order management, call rating, invoice calculation and preparation, bill formatting, collections, partner relationship management ("PRM") and directory publishing services. We support a wide range of communications services including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and Internet Protocol based services. We also support companies that offer multiple service packages, commonly referred to as convergent services. Because of the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services, such as the operation of data centers and the provision of communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

     Since the inception of our business in 1982, we have concentrated on providing software products and services to major communications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of leading communications providers. Our customer base includes major North American and foreign communications companies, including major wireline companies (such as Verizon, BellSouth, SBC, Bell Canada, Tele Danmark and Deutsche Telekom) and wireless companies (such as Sprint PCS, Nextel, Cingular Wireless and Vodafone Group).

  INDUSTRY BACKGROUND

     Communications Industry

     For close to 20 years, competition in the global communications industry has increased as a result of deregulation and the development of new service technologies. Competition in the U.S. market began to increase in 1984 when AT&T was required to divest its local telephone operations and many new operators began to enter the long distance market. The Telecommunications Act of 1996 increased competition in the United States even further by allowing new and existing local, long distance and cable companies to offer competing services. Many companies now compete by providing multiple or convergent services, offering combinations of local exchange, long distance, wireless, content and electronic and mobile commerce services. Deregulation is also creating opportunities for new ways of doing business, such as wholesaling and reselling communications services. Internationally, privatization and deregulation continue to encourage increased international competition and the emergence of newly authorized communications network operators and service providers, especially in Europe, Latin America and the Asia-Pacific region. As markets are opened to competition, new competitors within these markets typically compete for market share with more established carriers, initially by providing access to service and then by providing competitive prices, by introducing new features and services and by being more responsive to customer needs. In parallel, the communications industry has undergone consolidation as companies seek to broaden their global reach and expand service offerings. In addition, global expansion by multinational companies and concurrent technological advances are opening markets in less developed countries to enhanced communications services and competition.

     In recent years, there has also been a large increase of new communications technologies, including ATM, IP, xDSL, WiFi, utilization of cable television infrastructure to provide Internet services, GPRS (General Packet Radio Services), UMTS (Universal Mobile Telecommunications System), WAP (Wireless Application Protocol) for wireless Internet, and intelligent networks. Additionally, the directory publishing industry, which is currently dominated by communications companies that are owned by or affiliated with the public telecommunications carriers, is experiencing significant changes due to the introduction of new technologies and distribution platforms, especially Internet directories.

     Recent market conditions in the communications industry have reduced the high growth that the communications industry had experienced earlier in its history. As a result, the market value, financial results and prospects and capital spending levels of many communications companies have declined or degraded. If these market conditions persist, we and other vendors to the communications industry will continue to be adversely affected.

     Information Systems

     While the demand for BSS systems has decreased as a result of the downturn in the communications industry, many communications companies, even in the current business environment, are seeking to improve their systems. These communications companies are looking for systems that reduce IT and operational costs, enhance customer management to support customer retention, support rapid rollout of new marketing packages and advanced data services, and the ability to provide customers with single-contact, single-invoice solutions for multiple services (convergence or "one-stop shopping").

     As a result, communications companies require information systems that provide the level of integration, flexibility and scalability they need to improve operational efficiency and to differentiate themselves from their competitors in an increasingly competitive marketplace. To save scarce capital and operating expenditure resources, some carriers are investing in pre-configured open-architecture software products, which require limited customization rather than highly customized solutions.

     In order to implement efficient, flexible, cost-effective information systems on a timely basis, many new and existing communications companies are looking to buy CC&B Systems from external vendors, rather than developing new systems with internal resources. Moreover, as many communications companies strive to become more consumer-oriented, they are concentrating their efforts and internal resources on servicing customers and expanding their service offerings, and many are turning to third-party vendors for their information systems. These factors create significant opportunities for vendors of CC&B Systems and providers of outsourcing services, such as Amdocs.

  THE AMDOCS SOLUTION

     We believe that our total solutions orientation, product-driven approach and commitment to and support of quality personnel permit us to offer our customers effective products and services that are both highly innovative and reliable. We believe that our success derives from a combination of the following factors that differentiate us from most of our competitors.

     - Total Solutions Orientation. We offer our customers total solutions that include both BSS products and a broad range of services, including customization, implementation, systems integration, maintenance, ongoing support and outsourcing. By providing services directly to the customer, we are able to effectively utilize our intricate technical knowledge of our BSS products in the overall execution of a project, helping to ensure delivery and significantly reducing project risk. Our total solutions approach differs from the multi-party approach commonly used in the market, in which products developed by a BSS software vendor are implemented by a third-party system integrator. We believe that our approach enhances our ability to provide our customers with timely, cost-effective, low-risk solutions at a consistent level of quality.

     - Functional and Flexible BSS Products. Our BSS products are based on an open, multi-tier, client-server, rule and table-based architecture that provides the functionality, scalability, modularity and adaptability required by communications companies in today's highly competitive market. The flexibility of our BSS products enables our customers to achieve significant time-to-market advantages and reduce their dependence on technical and other staff.

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

     - Continued Focus on the Communications Industry. We intend to continue to concentrate our main resources and efforts on providing strategic information systems to the communications industry. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading communications companies in the wireless, wireline, and convergent service sectors.

     - Target Industry Leaders and Promising New Entrants. We intend to continue to direct our marketing efforts principally towards the major communications companies and new entrants that we believe have the potential to be market leaders. Our customer base includes major communications companies in North America (including SBC, Verizon, Sprint PCS and Nextel), Europe (including Deutsche Telekom (Germany), BT (UK), Vodafone Group (UK) and Telefonica (Spain)) and the Asia-Pacific region (Telstra (Australia)). We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the core strength of our business. By targeting industry leaders and promising new entrants that require the most sophisticated information systems solutions, we believe that we are best able to ensure that we remain at the forefront of developments in the industry.

     - Deliver and Support Total Solutions. Our strategy is to provide customers with total systems solutions consisting of our BSS products and our specialized services. By leveraging our product and industry knowledge, we believe that we can provide more effective system integration and implementation support services to our customers.

     - Provide Customers with a Broad Suite of Products. We seek to provide our customers with a broad suite of products to meet all their BSS needs. For communications service providers, we seek to provide CC&B Systems across all lines of their business, such as wireline, mobile and data. This approach also means that we can support global communications service providers throughout their various international operations. We believe that our ability to provide a broad suite of products helps establish us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

     - Maintain and Develop Long-Term Customer Relationships. We seek to maintain and develop long-term, mutually beneficial relationships with our customers. These relationships generally involve additional product sales, as well as ongoing support, system enhancement and maintenance services. We believe that such relationships are facilitated in many cases by the mission-critical strategic nature of the systems provided by us and by the added value we provide through our specialized skills and knowledge. In addition, our strategy is to solidify our existing customer relationships by means of long-term support and maintenance contracts.

  TECHNOLOGY

     We have developed core competencies in various advanced technologies that are used in our BSS products. By utilizing technologies such as rule and table-based design, multi-tier architecture, object-oriented techniques, data mining, web-enabling and open application program interfaces, we are able to provide communications companies with the flexibility required in a highly competitive, dynamic environment. For example, the use of rule and table-based technologies allows communications companies to rapidly implement changes to their marketing and customer service activities, such as new services, price plans, discount schemes and bill formats, without the need to modify system code. Similarly, by drawing on web-enabled, Internet technologies, we have been able to improve access to information by remote users, both internally within a communications company's organization and between the organization and its subscribers. These technologies are integrated in an open, multi-tier, service-oriented architecture. The architecture of our BSS products includes the key characteristics described below.

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

     - Portability. Utilization of the UNIX platform ensures that our BSS customers are able to choose from a variety of hardware vendors, including Hewlett-Packard, IBM and Sun Microsystems. Certain applications can also be deployed on the MVS or Windows NT platforms. The BSS products utilize, where applicable, Java-based design and programming to augment cross-platform portability.

  PRODUCTS

     Our product offerings include an extensive library of BSS software products that we have developed to provide comprehensive information systems functionality for communications service providers. Core elements include CRM, order management, call rating, invoice calculation, bill formatting, collections, PRM and directory publishing services.

     We configure individual BSS modules into families of products, which serve as marketing packages oriented to the needs of specific customer segments. We provide our main CC&B Systems offering in a number of versions to serve the different needs of communications operators in the various network and business segments, such as wireline, wireless, broadband and electronic and mobile commerce. Our main packages include:

     - Amdocs Enabler: compact offline and online charging product, supporting prepaid and postpaid billing plans, for voice and next generation services.

     - Amdocs Mobile: end-to-end billing product for mobile operators, based on Amdocs Enabler, together with customer management, provisioning, resources management and financial management functions.

     - Amdocs Wireline: end-to-end billing product for wireline operators, based on Amdocs Enabler, together with customer management, resource management and financial management functions.

     - Amdocs ClarifyCRM: end-to-end customer management product for all operators, providing support for managing customer relationships, including service and support, sales and ordering, and marketing and analytics.

     We also offer our new generation, or NG, line of ADS (NG)/Family of Products which provides comprehensive support for directory publishing operations.

     Each individual module from the product families can be installed as an independent stand-alone application, interfacing with the customer's legacy and third-party systems, or as part of an integrated Amdocs solution.

     CC&B Systems

     The CC&B suites of products that we offer encompass the following key application areas:

     - Customer Management -- provides customer account information management and service support, including account initiation, on-line assistance in choosing a price plan, installation scheduling and complaint handling.

     - Acquisition and Formatting -- provides for acquisition and formatting of the event records, which are created by usage of the communications network. The event records contain information such as the origin and destination of a telephone call and its duration.

     - Rating -- calculates charges for usage of communications services, such as postpaid and prepaid telephone calls, Internet access and data transfer. The rating module calculates the charges for each event based on the service packages and price plans applicable to each individual user.

     - Billing -- provides comprehensive functionality for bill preparation (totaling of usage and other charges, application of discounts, taxes and credits) and bill production.

     - Bill Formatter -- enables the flexible definition and modification of bill formats, according to user requests (e.g., to combine charges from multiple services onto a single bill or to permit certain types of charges to be highlighted).

     - Accounts Receivable and Collections -- provides comprehensive functionality for accounts receivable and collections, including invoice receipt, payment receipt, payment posting, financial reporting and automated handling of customers with outstanding debts.

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

     - Commerce Payments -- manages real-time payment and exchange of information between buyer and seller for next generation commerce and content transactions.

     The ClarifyCRM product suite that we acquired from Nortel Networks enables us to provide a complete suite of modular applications. Our suite of CRM products is divided into the following three main categories:

     - Sales and Ordering Solutions -- offers comprehensive sales automation, order negotiation and capture, and commissions management products supporting the broad needs of sales professionals in all sales situations. We provide a range of fully integrated sales automation tools enabling local and remote sales professionals to be more effective in managing sales opportunities, developing quotes, forecasting revenue and communicating with other sales team members. Our products manage sales activities in all direct and indirect channels and handle all back-office equipment inventory control, commission calculations and performance-based compensation plans.

     - Service and Support Solutions -- enables companies to maximize efficiencies in customer service organizations. Our products ensure that customer service representatives have straightforward, online access to a single storehouse for customer data to reduce service response times and increase efficiencies in contacts with a customer. Our products manage and track all customer interactions in all applications and contact channels through resolution. Customers have access to 24-hour a day customer care and order services through Internet and mobile portals.

     - Marketing and Analytics Solutions -- offers full sales campaign management, customer retention and cross-sell and up-sell functionality, using advanced data mining, data warehousing and predictive modeling techniques. Our products rely on field-proven data discovery, analysis and forecasting to analyze customer usage and causes of churn. Analysis of customer information and usage history also enables the generation of predictive tools for analyzing credit risk. Using our products, communications providers can pinpoint customer behavior trends, then take proactive measures to maximize return on sales and marketing, and track the effectiveness of sales campaigns and ongoing service offerings.

     Directory Publishing

     Our main offering in the Directory Systems area is the ADS(NG)/Family of Products. These products provide comprehensive support for yellow page and white page directory sales and publishing operations, as well as for Internet directories and catalogs, including fully integrated electronic commerce capabilities. These systems support large directory publishing operations that employ a local sales force numbering thousands of representatives, serve customer bases of hundreds of thousands of businesses and publish hundreds of different directories each year. The directory line of products comprises a series of modules, including:

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

  SERVICES

     We believe that the methodology we employ to deliver BSS products is one of the key factors that enables us to achieve the time-frame, budget and quality objectives of our customers' projects. Our methodology emphasizes rigorous project management, customization, solutions implementation and integration planning, as well as active customer participation at all stages to help prioritize and implement time-critical information system solutions that address the customer's individual needs.

     The extent of services provided varies from customer to customer. Some communications service providers prefer a highly customized approach, with extensive modifications to the BSS product and a significant level of ongoing support. In recent years, more of our customers have chosen to implement standard, pre-configured products with limited customization and less ongoing support. We have invested considerable research and development efforts in upgrading our application suite to address this market requirement.

     The process of customizing a system involves creating a tailored BSS product to address a customer's specific technical and business requirements. System implementation and integration activities are conducted by joint teams from Amdocs and the customer in parallel with the customization effort. Implementation and integration activities include project management, development of training methods and procedures, design of work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In most cases, the role of Amdocs personnel is to provide support services to the customer's own implementation and integration team, which has primary responsibility for the task. Customers sometimes require turn-key solutions, in which case we are able to provide full system implementation and integration services.

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

     As part of our effort to provide comprehensive solutions to our customers, we also offer outsourcing services to support operation of our BSS products. These outsourcing services generally comprise a combination of functions such as responsibility for the ongoing development and enhancement of BSS systems that we have installed, the purchase and management of related hardware assets and overall management of the customer's associated data centers

  SALES AND MARKETING

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

     We maintain sales offices in the United States, the United Kingdom, and several other countries. Our sales activities are supported by marketing efforts, including marketing communications, product management, market research and strategic alliances. The management of our operating subsidiaries is closely involved in establishing sales policies and overseeing sales activities. Management's role includes the setting of priorities among the multiple sales opportunities available at any point in time. Management is also responsible for allocating sufficient resources to each project to meet our quality standards while also adhering to the project's cost and schedule parameters.

     We also interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by our customers or prospective customers and systems integrators that provide complementary products and services to such customers. We also have value-added reseller agreements with certain hardware and database vendors.

  CUSTOMERS

     Our target market is comprised of communications companies that require information systems with advanced functionality and technology. The companies in our target segment are typically market leaders or innovative, well-backed new entrants. By working with such companies, we help ensure that we remain at the forefront of developments in the communications industry and that our BSS product offerings continue to address the market's most sophisticated needs. We have an international orientation, focusing on potential customers in the developed, industrialized countries in North America, Europe, Latin America and the Asia-Pacific region. In addition, we offer CRM applications to selected customers and segments outside of the communications industry.

     Our customers include global communications leaders, as well as other leading network operators and service providers and directory publishers in the United States and around the world. Our customers include SBC and a number of its operating subsidiaries, such as Cingular Wireless, Southwestern Bell

Yellow Pages, Southwestern Bell Communications Services and Southwestern Bell Telephone Company. Additional customers include:

    BCP                                               Tele Danmark
    Bell Canada                                       Telefonica
    BT                                                Telstra
    Deutsche Telekom                                  Telus
    Netcom                                            Verizon
    Nextel                                            Vodafone Group
    Rogers AT&T                                       VoiceStream
    Sprint PCS                                        Western Wireless

     Our single largest customer group is Nextel Communications, which accounted for, in the aggregate, 11.8%, 10.3% and 5.9% of our revenue in fiscal 2002, 2001 and 2000, respectively. Our next largest group of customers is SBC, which accounted for 10.6%, 13.3% and 12.6% of our revenue in fiscal 2002, 2001 and 2000, respectively.

     Aggregate revenue derived from the multiple business arrangements we have with each of our five largest customers and their subsidiaries, excluding SBC, accounted for approximately 45.6%, 41.3% and 39.7% of our revenue in fiscal 2002, 2001 and 2000, respectively.

     The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customers:

                                                             2002     2001     2000
                                                             -----    -----    -----
North America..............................................  61.9%    53.8%    45.6%
Europe.....................................................  28.9     35.8     42.4
Rest of the World..........................................  9.2      10.4     12.0

  COMPETITION

     The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with many independent providers of information systems and services, including American Management Systems, Convergys, CSG, IBM, Portal Software Inc., Saville Systems (a subsidiary of ADC Telecommunications, Inc.), SchlumbergerSema Group and Siebel Systems, Inc., with system integrators, such as EDS, and with internal information systems departments of large communication companies. We expect continued competition in the communications industry and the entrance of new competitors into the software information systems market in the future.

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

  EMPLOYEES

     We invest significant resources in training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background and management development. Our management development scheme is reinforced by a divisional structure, which provides opportunities for talented managers to gain experience in general management roles at the division level. We also invest considerable resources in personnel motivation, including providing various incentive plans for sales staff and high quality employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel.

     See "Directors, Senior Management and Employees -- Employees" for further details regarding our employees and our relationships with them.

  INTELLECTUAL PROPERTY

     We regard a substantial portion of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark, trade secret laws, customer licensing agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. We do not include in our software any mechanisms to prevent or inhibit unauthorized use, but we generally enter into confidentiality agreements with our employees, consultants, subcontractors, customers and potential customers and limit access to, and distribution of, our proprietary information. While we rely on these methods to protect our technology, we believe that factors such as the knowledge, skill and experience of our personnel, new product developments, frequent product enhancements and the timeliness and quality of support services are also critical to our success.

  PROPERTY, PLANTS AND EQUIPMENT

     Facilities

     We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 2,100,000 square feet worldwide, including significant leases in the United States, Israel, Cyprus, Canada and the United Kingdom. Our aggregate committed annual lease costs are approximately $45 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of February 1, 2003:

                                                                  AREA
LOCATION                                                       (SQ. FEET)
--------                                                       ----------
United States
  Chesterfield, MO..........................................     180,000
  San Jose, CA..............................................     132,000
  Stamford, CT(*)...........................................      81,000
  Champaign, IL.............................................     105,000
  Others....................................................      93,000
                                                               ---------
     Total..................................................     591,000

Israel
  Ra'anana..................................................     634,000
  Hod-Hasharon..............................................     201,000
  Jerusalem.................................................      32,000
  Haifa(*)..................................................     133,000
  Negev.....................................................      38,000
                                                               ---------
     Total..................................................   1,038,000

Cyprus (Limassol)...........................................     110,000
Canada (Toronto)(*).........................................     220,000
United Kingdom (London)(*)..................................      59,000
Rest of the world(**).......................................     118,000

---------------

 (*) Includes space sublet to third parties.

(**) Includes Argentina, Australia, Brazil, Czech Republic, Denmark, France,
     Germany, Hong Kong, Hungary, Ireland, Italy, Japan, Poland, South Africa, Spain, Thailand and The Netherlands.

     Our leases expire on various dates between 2003 and 2012, not including various options to extend lease terms.

     Equipment

     We develop our BSS products over a system of UNIX, MVS and Windows NT/2000 servers owned by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Synscsort, CA, Merant, IBM, HP and BEA. Our data storage is based on equipment from EMC, SUN, NetApp and Hewlett-Packard. Our development servers are connected to approximately 15,000 personal computers owned by us.

     Automatic tape libraries provide full and incremental backups of the data used in and generated by our business. The backup tapes are kept on-site and off-site, as appropriate, to ensure security and integrity, and are used as part of our disaster recovery plan. The distributed development sites that we operate worldwide are connected by a high speed redundant wide area network ("WAN"), using telecommunication equipment manufactured by, among others, Cisco and Nortel.

     The distributed development sites that we operate worldwide are also connected by a high speed WAN.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

     - the factors that affect our business,

     - our revenue and costs for the fiscal years ended September 30, 2002, 2001 and 2000,

     - the reasons why such revenue and costs were different from year to year,

     - the sources of our revenue,

     - the impact of changes we have made to our organizational structure,

     - how all of this affects our overall financial condition,

     - our expenditures for the fiscal years ended September 30, 2002, 2001 and 2000, and

     - the sources of our cash to pay for future capital expenditures and possible acquisitions.

     In this section, we also analyze and explain the annual changes in the specific line items in our consolidated statements of operations. You should read this section in conjunction with our consolidated financial statements, included elsewhere in this report.

OVERVIEW OF BUSINESS AND TREND INFORMATION

     Our market focus is the communications industry, and we are a leading provider of software products and services to that industry. Our BSS products consist primarily of customer care and billing, customer relationship management and order management systems. Our products also include a full range of directory sales and publishing systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     Our CC&B Systems and our Directory Systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and IP based services. We also support companies that offer multiple service packages, commonly referred to as convergent services. Because of the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services, such as the operation of data centers and the provision of communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

     As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. See the discussion below under the caption "Acquisitions".

     We derive our revenue principally from:

     - the sale of licenses for our products, including initial license fees and incremental license fees resulting from increases in a customer's business volume,

     - the sale of services related to our products, including customization, implementation and integration services,

     - recurring revenue from ongoing support and maintenance provided to our customers, and

     - providing outsourcing and other related services for our customers.

     We usually sell our software as part of an overall solution offered to a customer, in which significant customization and modification to our software generally is required. As a result, we generally recognize revenue over the course of these long-term projects. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In outsourcing contracts, we recognize revenue from the operation and maintenance of customers' billing systems in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a substantial portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry, the market value, financial results and prospects, and capital spending levels of communications companies have declined or degraded.

     The persistence and worsening of the downturn in the communications industry have significantly impacted our business. Over the past year, further slowdowns in customer buying decisions stemming from overall reductions in the capital investment budgets of many communications service providers have led to fewer new contracts than we had expected, as well as smaller than expected initial spending commitments and reduced discretionary spending under our contracts with some of our customers. These factors, combined with the continuing general economic slowdown, resulted in our achieving lower revenue levels than expected during the second half of fiscal 2002.

     Due to our heavy dependence on the communications industry, we can be adversely affected by bankruptcies or other business failures in that industry. Failures in the communications industry could harm our business and might have a material adverse effect on our operating results and financial condition.

     Total license and service revenue for the fiscal year ended September 30, 2002 was $1,613.6 million, compared to $1,533.9 million in fiscal 2001 and $1,118.3 million in fiscal 2000.

     License and service fees from the sale of CC&B Systems amounted to $1,440.0 million in the year ended September 30, 2002, compared to $1,379.7 million in fiscal 2001 and $986.5 million in fiscal 2000. In fiscal 2002, license and service fees from the sale of CC&B Systems represented 89.2% of our total revenue, compared to 89.9% in fiscal 2001 and 88.2% in fiscal 2000.

     We believe that we are a leading global provider of CC&B Systems. We provide a broad set of CC&B Systems, with proven functionality and scalability, accompanied by a comprehensive range of support services.

     We believe that demand for our CC&B Systems is driven by, among other key factors:

     - the global penetration of communications service providers,

     - the emergence of new communications products and services, especially IP, data and content services,

     - technological changes, such as the introduction of wireless Internet services via GPRS and UMTS technology,

     - the business needs of communications service providers to reduce costs and retain customers, and

     - a shift from in-house management to vendor solutions.

     We also believe that additional drivers of demand are the continuing trend for communications service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity and reduce costs of communications providers.

     Another key to demand for our CC&B Systems is the practice by certain communications service providers to outsource entirely their customer care and billing functions.

     Although we are unable at this time to forecast demand for our CC&B Systems, we could experience additional revenue softness in the future as a result of the downturn in the communications industry. This industry-wide downturn had a direct negative impact on our results in fiscal 2002, reducing both the number of new contracts we have been able to obtain, and the initial spending commitments and discretionary spending levels of some of our customers. In the first quarter of fiscal 2003, we had total revenue of $339 million and as of January 31, 2003, we expect that total revenue for the second quarter of fiscal 2003 will be in the range of $333 million to $340 million. As of January 31, 2003, we have no clear indication for the second half of fiscal 2003. Accordingly, at this point, we cannot predict whether revenue levels will continue to deteriorate or have stabilized. However, we expect that revenue attributable to our CC&B Systems in fiscal 2003 will be lower than in fiscal 2002.

     License and service fees from the sale of Directory Systems amounted to $173.6 million in the year ended September 30, 2002, compared to $154.2 million in fiscal 2001 and $131.8 million in fiscal 2000. In fiscal 2002, license and service fees from the sale of Directory Systems represented 10.8% of our total revenue, compared to 10.1% in fiscal 2001 and 11.8% in fiscal 2000.

     We believe that we are a leading provider of Directory Systems in most of the markets that we serve. We anticipate that revenue levels for our Directory Systems and related outsourcing projects for fiscal 2003 will be slightly higher than in fiscal 2002.

SENIOR MANAGEMENT TRANSITION AND NEW ORGANIZATIONAL STRUCTURE

     In March 2002, we announced a senior management transition. Effective July 1, 2002, Dov Baharav, who previously had served as Chief Financial Officer of Amdocs Management Limited, assumed the role of President and Chief Executive Officer. Ron Moskovitz, who previously had served as Vice President of Finance for Amdocs Management Limited, took over the role of Chief Financial Officer. Mr. Baharav replaced Avinoam Naor in the positions of President and Chief Executive Officer of Amdocs Management Limited. Mr. Naor became the Vice Chairman of our Board of Directors.

     Under the leadership of our new management team and in response to changing market conditions, we implemented a new organizational structure during the fourth quarter of fiscal 2002. Our operations are now centered around two main groups, the Offering Group and the Delivery Group. The Offering Group is responsible for developing and marketing our BSS products, while the Delivery Group is responsible for project and service delivery to our customers.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

     In October 2001, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and we closed the Stamford facility. As a direct result of this closure, we recorded a nonrecurring charge of $13.3 million in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs.

     In addition, in the first quarter of fiscal 2002, as part of a general effort to reduce costs, we have decreased our overall commitments for employee compensation, through a lesser reliance on fixed compensation programs and a greater reliance on discretionary arrangements.

     On June 20, 2002, we announced our intention to implement a cost reduction program to reduce costs by approximately 10% in response to a decline of our forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts than we had expected, as well as smaller than expected initial spending commitments and reduced discretionary spending under our contracts with some of our customers.

     We recorded a charge of $20.9 million in the fourth quarter of fiscal 2002, consisting primarily of employee separation costs in connection with the elimination of approximately 1,000 positions, with the remainder for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, we expect to pay substantially all of the remaining accrual balance of the cost reduction program in the first quarter of fiscal 2003.

     These charges are included in "restructuring charges, in-process research and development and other indirect acquisition-related costs" for the year ended September 30, 2002.

     Implementation of our cost reduction program permitted us to achieve cost savings of approximately $18 million in the fourth quarter of fiscal 2002. We believe that the cost reduction program will create additional quarterly cost savings of approximately $12 million, which will achieve an overall savings of $30 million each quarter on an ongoing basis compared to the expense level in the third quarter of fiscal 2002. During the fourth quarter of fiscal 2002 we notified all affected employees of their termination. However, some of these individuals remained on our payroll as our employees through the end of the fourth quarter. As a result, the cost savings achieved in the fourth quarter were partial.

     For additional cost reduction measures, see the discussion below under the caption "Subsequent Event".

ADOPTION OF NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

     SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

     SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be subject to periodic impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

     Other intangible assets, such as workforce-in-place, will be reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

     Effective October 1, 2002 we adopted SFAS No. 142. Subsequent to the adoption of the new rules, we performed the transitional tests of goodwill and intangible assets recorded as of October 1, 2002. Thereafter, a periodic impairment test will be performed at least annually. We operate in one business segment, and our reporting unit is consistent with that one operating segment. In calculating the fair value of the reporting unit, we used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS 142. We will perform our annual impairment review during the fourth quarter of each year commencing in the fourth quarter of fiscal 2003. We recorded goodwill and workforce-in-place amortization of $204.6 million in fiscal 2002, $204.6 million in fiscal 2001 and $104.3 million in fiscal 2000. See the discussion below under the caption "Acquisitions".

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 eliminates previous requirements to classify gains and losses from extinguishment of debt as extraordinary items in earnings. Gains or losses from extinguishment of debt for fiscal years beginning after May 15, 2002 shall not be classified as extraordinary items unless certain provisions are met. Early adoption was encouraged. We adopted SFAS No. 145 in the fourth quarter of fiscal 2002 in connection with the gain related to the repurchase of our convertible notes. See the discussion below under the caption "Convertible Notes".

ACQUISITIONS

     As part of our strategy, we may pursue acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     In November 1999, we acquired International Telecommunication Data Systems, Inc. ("ITDS") in a stock-for-stock acquisition. The acquisition of ITDS, a leading provider of solutions to communications companies for outsourcing of billing operations, expanded the scope of our CC&B Systems offerings. We believe that this acquisition further established our leadership in providing total solutions to the communications industry. The total purchase price of $189.0 million consisted of the issuance of 6,461,376 ordinary shares, the grant of options to purchase 1,102,955 ordinary shares and transaction costs. We have since renamed ITDS, Amdocs Stamford, Inc.

     In April 2000, we acquired Solect Technology Group Inc. ("Solect") in a stock-for-stock acquisition. The acquisition of Solect, a leading provider of billing and customer care software to IP service providers, including wireless and application service providers, or ASPs, expanded our IP service provider customer base for CC&B Systems. In the acquisition, all then outstanding common shares of Solect were exchanged for shares of a newly issued class of exchangeable shares of Solect. The exchangeable shares entitle holders to dividends and other rights economically equivalent to our ordinary shares, including the right, through a voting trust, to vote at our shareholder meetings. The exchangeable shares are exchangeable at the option of the holders into our ordinary shares on a one-for-one basis. The total purchase price of $1,087.7 million consisted of the issuance of 13,846,302 exchangeable shares, the grant of options to purchase 1,653,662 ordinary shares and transaction costs. We have since renamed Solect, Amdocs Canada, Inc.

     On November 28, 2001, we purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of CRM software to communications companies and other enterprise sectors. This acquisition positioned us as a leading provider of CRM software to the communications industry and, through our addition of Clarify's CRM software to our CC&B Systems offerings, reinforced our leadership in delivering a comprehensive portfolio of business software applications. Following the acquisition, we have continued to sell Clarify's CRM software to customers other than communication service providers. Although these customers are not the primary focus of our business, we believe that revenue from such customers will slightly increase over time. The total purchase price for Clarify, as of September 30, 2002, was $212.0 million in cash, including transaction costs of $8.3 million. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11.3 million reduction of the purchase price to $200.7 million in the first quarter of fiscal 2003.

     We accounted for the ITDS, Solect and Clarify acquisitions using the purchase method of accounting. We have included the fair market value of the assets and liabilities acquired in these transactions in our balance sheet and the results of operations for the acquired entities in our consolidated statements of operations as of the closing date of each acquisition. In each case, we obtained a valuation of the intangible assets acquired. The value of the acquired technology included both existing technology and in-process research and development. The valuation of these items was estimated by applying the income forecast method, which considered the present value of cash flows by product lines. We amortized the fair value of existing technology products over two years, commencing as of the closing date of the applicable acquisition. We charged as an expense in-process research and development immediately following the completion of each acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method", because in each case such technology had not reached technological feasibility and had no alternative use. We are amortizing the fair value of customer arrangements and workforce-in-place over five years in the case of ITDS and three years in the case of Solect and Clarify. These amortizations commenced on the closing date of the applicable acquisition.

     The excess of the purchase price over the fair value of the net assets acquired constitutes goodwill. We began amortizing goodwill from the ITDS acquisition over a 15-year period and from the Solect acquisition over a five-year period, in each case commencing on the closing date of the applicable acquisition. According to the transition provisions of SFAS No. 142, goodwill for acquisitions completed subsequent to June 30, 2001 is not amortized and goodwill for acquisitions completed prior to June 30, 2001 is amortized only through September 30, 2002. See the discussion above under the caption "Adoption of New Accounting Standards". In accordance with these provisions, the goodwill relating to the Clarify acquisition has been not amortized. Commencing October 1, 2002, as a result of our adoption of SFAS No. 142, we will cease amortizing goodwill related to the ITDS and Solect acquisitions and all goodwill will be subject to periodic impairment tests. Also effective October 1, 2002, we adopted SFAS No. 141 for acquisitions prior to July 1, 2001, which requires us to reclassify to goodwill certain other intangible assets, such as workforce-in-place. The amount assigned to Clarify goodwill was subject to possible purchase price adjustments and other contingencies, which were settled in October 2002, as discussed above.

     No further investments were made in the projects written-off in our acquisitions.

     For more information on our acquisitions, see Note 3 to the consolidated financial statements included in this document.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $124.1 million, $105.8 million and $74.9 million in the fiscal years ended September 30, 2002, 2001 and 2000, respectively, representing 7.7%, 6.9% and 6.7%, respectively, of our revenue in these fiscal years. We believe that our research and development efforts are a key element of our strategy and are essential to our success. Although we intend to continue to devote resources to research and development as required to maintain and further strengthen our market position, our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures.

     We regard significant portions of our software products and systems as proprietary. We rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, subcontractors, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our software products.

CONVERTIBLE NOTES

     In May 2001 we issued $500.0 million aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). We are obligated to pay interest on the Notes semi-annually on June 1 and December 1 of each year. The Notes are our senior unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness. The Notes are convertible, at the option of the holders at any time before the maturity date, into our ordinary shares at a conversion rate of 10.8587 shares per $1,000 principal amount of Notes, representing a conversion price of approximately $92.09 per share. The Notes are subject to redemption at any time on or after June 1, 2006, in whole or in part, at our option, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holder's option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. We may choose to pay the repurchase price in cash, ordinary shares or a combination of cash and ordinary shares.

     On July 23, 2002, our Board of Directors authorized us to repurchase Notes, in such amounts, at such prices and at such times considered appropriate. Such repurchases may be made on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws and the terms of the Notes. As of September 30, 2002, we had repurchased $54.9 million aggregate principal amount of the Notes, at an average price of $890 per $1,000 principal amount. We funded these repurchases, and intend to fund any future repurchases, with available funds. As of September 30, 2002, $445.1 million aggregate principal amount of the Notes was outstanding.

SHARE REPURCHASE PROGRAM

     In November 2001, our Board of Directors approved a twelve-month share repurchase program, authorizing the repurchase of up to 11 million of our ordinary shares, or approximately 5% of our outstanding ordinary shares as of that date. In April 2002, our Board of Directors expanded the stock repurchase plan to authorize the purchase of up to 20 million shares, or approximately 9% of our then outstanding ordinary shares. Under the program, from time to time through November 2002, we were authorized to repurchase shares on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws, and at times and prices as we deemed appropriate. During 2002 we repurchased 7.7 million of our ordinary shares at a weighted average price of $14.13 per share. We funded these repurchases, and intend to fund any future repurchases, with available funds.

INVESTMENT

     In January 2001 we formed Certen Inc. ("Certen") with Bell Canada to provide customer care and billing solutions to Bell Canada and some of its affiliated companies. Certen is owned 90% by Bell Canada and 10% by us. Commencing on the 30-month anniversary of the transaction, convertible debentures issued by Certen to us will be convertible into an additional 35% ownership interest in Certen. Our relative ownership interests might be modified further through the exercise of a series of contractual rights, commencing on the 30-month anniversary of the transaction. We are providing the customer care and billing software required by Certen, including customization, installation, maintenance and other services. We account for our investment in Certen under the cost method.

ADJUSTMENT TO THE BASIS OF INVESTMENTS

     In fiscal 2002, we recorded pretax charges of $5.5 million to adjust the carrying value of two investments, accounted for by us under the cost method. In fiscal 2001, we recorded pretax charges of $6.8 million to adjust the carrying value of four investments, accounted for by us under the cost method. We periodically monitor the economic and financial aspects of our interests in all of our investments. Following these adjustments, as of September 30, 2002, our only remaining investment accounted for under the cost method was Certen.

OPERATING RESULTS

     The following table sets forth for the fiscal years ended September 30, 2002, 2001 and 2000 certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                  YEAR ENDED SEPTEMBER 30,
                            --------------------------------------------------------------------
                                    2002                    2001                    2000
                            --------------------    --------------------    --------------------
                              PRO          AS         PRO          AS         PRO          AS
                            FORMA(*)    REPORTED    FORMA(*)    REPORTED    FORMA(*)    REPORTED
                            --------    --------    --------    --------    --------    --------
Revenue:
  License.................     9.5%        9.5%       11.2%       11.2%       11.2%       11.2%
  Service.................    90.5        90.5        88.8        88.8        88.8        88.8
                             -----       -----       -----       -----       -----       -----
                             100.0       100.0       100.0       100.0       100.0       100.0
                             -----       -----       -----       -----       -----       -----
Operating expenses:
  Cost of license.........     0.3         0.3         0.4         0.4         0.5         0.5
  Cost of service.........    57.5        57.5        55.3        55.3        57.2        57.2
  Research and
     development..........     7.7         7.7         6.9         6.9         6.7         6.7
  Selling, general and
     administrative.......    13.9        13.9        12.7        12.7        12.3        12.3
  Amortization of goodwill
     and purchased
     intangible assets....      --        14.4          --        14.3          --         9.9
  Restructuring charges,
     in-process research
     and development and
     other indirect
     acquisition-related
     costs................      --         3.2          --          --          --         6.8
                             -----       -----       -----       -----       -----       -----
                              79.4        97.0        75.3        89.6        76.7        93.4
                             -----       -----       -----       -----       -----       -----
Operating income..........    20.6         3.0        24.7        10.4        23.3         6.6
Interest income and other,
  net.....................     0.8         1.2         1.4         1.4         1.0         1.0
                             -----       -----       -----       -----       -----       -----
Income before income
  taxes...................    21.4         4.2        26.1        11.8        24.3         7.6
Income taxes..............     6.0         4.6         7.8         7.5         7.3         7.1
                             -----       -----       -----       -----       -----       -----
Net (loss) income.........    15.4%       (0.3)%      18.3%        4.3%       17.0%        0.5%
                             =====       =====       =====       =====       =====       =====

---------------

(*) The above pro forma financial information regarding our operating results is provided as a complement to results reported in accordance with accounting principles generally accepted in the United States. We use this pro forma financial information in our internal analysis because it enables us to consistently analyze the critical components and results of operations and to have a meaningful comparison to prior years. This pro forma financial information excludes (i) amortization of goodwill and purchased intangible assets, (ii) for fiscal 2002 and 2000 only, $17.4 million and $75.6 million, respectively, for purchased in-process research and development and other indirect acquisition-related costs, attributable to our acquisitions, (iii) for fiscal 2002 only, $13.3 million for a nonrecurring charge related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility, $20.9 million for restructuring charge related to the cost reduction program, (iv) for fiscal 2002 only, $6.0 million gain attributable to the repurchase of Notes and (v) all related tax effects attributable to the above of $23.3 million, $5.3 million and $2.6 million for fiscal 2002, 2001 and 2000, respectively. We refer to the items in clauses (i) and (ii) collectively, as the "acquisition-related charges".

  FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001

     Revenue. Total revenue for the year ended September 30, 2002 was $1,613.6 million, an increase of $79.7 million, or 5.2%, over fiscal 2001. This growth rate was significantly less than the 37.2% revenue increase we had been able to achieve between fiscal 2000 and 2001, primarily as a result of the pronounced decrease in our CC&B Systems revenue in the second half of fiscal 2002, partially offset by revenue attributable to our acquisition of Clarify. While CC&B Systems revenue levels in the first six months of fiscal 2002 were 23.8% higher than revenue levels for CC&B Systems in the comparable period of fiscal 2001, and 6.3% higher sequentially based on a comparison of our second to our first fiscal quarters of 2002, CC&B Systems revenue declined significantly in the second six months of fiscal 2002. The Company experienced a $130.6 million, or 16.6%, decline in revenue from our CC&B Systems between the first half and second half of fiscal 2002 and sequential declines of $65.9 million or 16.3% and $23.0 million or 6.8%, between the second and third fiscal quarters and third and fourth fiscal quarters of 2002, respectively.

     The recent quarterly trends in our total revenue are summarized below (in millions):

                                                    Q1        Q2        Q3        Q4
                                                  ------    ------    ------    ------
Fiscal 2002.....................................  $422.6    $455.3    $380.1    $355.5
Fiscal 2001.....................................  $342.2    $372.3    $404.0    $415.4

     As of January 31, 2003 we expect that total revenue for the first half of fiscal 2003 will be in the range of $672 million to $679 million. We are unable at this time to forecast beyond the first half of fiscal 2003. We could experience stabilization of revenue levels or additional revenue softness in future quarters. However, we expect that our revenue in fiscal 2003 will be lower than in fiscal 2002.

     License revenue decreased from $171.4 million in the year ended September 30, 2001 to $153.7 million in the year ended September 30, 2002, a decrease of 10.4%, while service revenue increased 7.2% to $1,459.9 million in the year ended September 30, 2002 from $1,362.5 million in the year ended September 30, 2001. The decrease in license revenue and the smaller than expected growth in service revenue are attributable primarily to the slowdown in customer buying decisions in the second half of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers. This reduction in investment by our customers has resulted in our obtaining fewer new contracts than expected and smaller than expected initial spending commitments under contracts with some of our customers. The smaller than anticipated increase in service revenue is also attributable, in part, to reduced discretionary spending under our contracts with some of our customers in the second half of fiscal 2002.

     Total CC&B Systems revenue for the year ended September 30, 2002 was $1,440.0 million, an increase of $60.3 million, or 4.4%, over fiscal 2001. During fiscal 2002, the demand for our CC&B Systems was primarily driven by the need for communications companies to continue to upgrade their customer care and billing, CRM software and order management systems in response to competition in the subscriber markets, the need to offer new data services and the need to improve productivity and operational efficiency. In addition, demand for our CC&B Systems was enhanced by our acquisition of Clarify, which added Clarify's CRM software to our CC&B Systems offerings. As a result of the Clarify acquisition, we derived a portion of our CC&B Systems revenue in fiscal 2002 from customers other than communications service providers. For the year ended September 30, 2002, $59.9 million of our CC&B Systems revenue was attributable to such customers. Although our business is not focused on such non-communications service provider customers, we believe that revenue from such customers will slightly increase over time.

     Revenue from Directory Systems was $173.6 million for the year ended September 30, 2002, an increase of $19.3 million, or 12.5%, over fiscal 2001. The increase is attributable primarily to extensions of agreements with and additional services rendered to existing customers.

     In the year ended September 30, 2002, revenue from customers in North America, Europe and the rest of the world accounted for 61.9%, 28.9% and 9.2%, respectively, compared to 53.8%, 35.8% and 10.4%, respectively, for fiscal 2001. The growth in North American revenue in the year ended September 30, 2002, was attributable primarily to increased activity from existing customers.

     Cost of License. Cost of license for the year ended September 30, 2002 was $5.1 million, a decrease of $0.6 million, or 10.6%, over the cost of license for fiscal 2001. Cost of license includes amortization of purchased computer software and intellectual property rights, and is decreasing as a result of our amortizing on a faster than straight-line basis.

     Cost of Service. Cost of service for the year ended September 30, 2002 was $928.3 million, an increase of $80.7 million, or 9.5%, over the cost of service of $847.6 million for fiscal 2001. As a percentage of revenue, cost of service increased to 57.5% in fiscal 2002 from 55.3% in fiscal 2001. The increase in cost of service as a percentage of revenue is attributable to the decrease in license revenue and the slight decrease in the gross margin of our service revenue in the second half of fiscal 2002. As a result of general economic and other factors negatively impacting our markets, we took steps to decrease our costs. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program".

     Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development program. For the year ended September 30, 2002, research and development expense was $124.1 million, or 7.7% of revenue, compared with $105.8 million, or 6.9% of revenue, in fiscal 2001. The increase in expense reflects ongoing expenditures primarily for CC&B Systems. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

     Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 14.3% to $223.6 million, or 13.9% of revenue, in the year ended September 30, 2002 from $195.6 million, or 12.7% of revenue, in fiscal 2001. The increase in selling, general and administrative expense as a percentage of revenue is attributable primarily to the increase in our selling and marketing efforts in fiscal 2002 and, to a lesser degree, to the reduction in our revenue growth, which was not offset by a corresponding decrease in our selling, general and administrative expense.

     Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets for the year ended September 30, 2002 was $231.8 million, compared to $220.0 million in fiscal 2001. The increase in amortization expense in fiscal 2002 is due to non-goodwill related amortization resulting from the Clarify acquisition. In accordance with SFAS No. 142, goodwill related to Clarify, an acquisition completed after July 1, 2001, is not amortized, but is subject to periodic impairment tests. For acquisitions completed prior to July 1, 2001, under SFAS No. 142 amortization of goodwill and certain other intangibles, such as workforce-in-place, will cease on October 1, 2002. In fiscal 2002 and 2001, total amortization related to such goodwill and workforce-in-place was $204.6 million. Effective as of October 1, 2002, we adopted SFAS No. 142 and goodwill related to our acquisitions will no longer be amortized. Instead, any such goodwill will be subject only to the same periodic impairment tests now applicable to Clarify-related goodwill. See the discussion above under the caption "Acquisitions".

     Restructuring Charges, In-Process Research and Development and Other Indirect Acquisition-Related Costs. Restructuring charges, in-process research and development and other indirect acquisition-related costs in fiscal 2002 consisted of a one-time charge of $17.4 million for write-off of purchased in-process research and development resulting from the Clarify transaction, a nonrecurring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility and a restructuring charge of $20.9 million related to the cost reduction program we implemented in the fourth quarter of fiscal 2002. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program".

     Operating Income. Operating income for the year ended September 30, 2002, was $49.2 million, compared to $159.3 million for fiscal 2001, a decrease of 69.1%. The decrease resulted primarily from the reduction in our revenue growth in fiscal 2002, which was not offset by a corresponding decrease in our costs, as well as from the Clarify acquisition-related charges and the restructuring charges resulting from the Stamford facility closing and the implementation of our cost reduction program. Pro forma operating income for the year ended September 30, 2002, excluding acquisition-related charges and the restructuring charges, was $332.6 million, or 20.6% of revenue, compared to $379.3 million, or 24.7% of revenue, for fiscal 2001, a decrease of 12.3%.

     Interest Income and Other, Net. For the year ended September 30, 2002, interest income and other, net, was $19.3 million, a decrease of $3.0 million from fiscal 2001. The decrease in interest income and other, net, is primarily attributable to the full-year interest expense and amortization of debt issuance costs related to our Notes, compared to four months of these costs in fiscal 2001. The decrease in interest income and other, net, was partially offset by gain of $6.0 million from the repurchase of our Notes. See the discussion above under the caption "Convertible Notes".

     Income Taxes. Income taxes for the year ended September 30, 2002 were $73.5 million on pretax income of $68.5 million. Our blended effective tax rate for fiscal 2002 was 107%, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible. See the discussion below under the caption "Effective Tax Rate". The pro forma effective tax rate for the year ended September 30, 2002, excluding the acquisition-related charges, the restructuring charges resulting from the Stamford facility closing, the implementation of our cost reduction program and the gain from the repurchase of our Notes, was 28%. For the year ended September 30, 2001, income taxes were $115.2 million on income before income taxes of $181.6 million. The blended effective tax rate for fiscal 2001 was 63% (due to non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible) and the pro forma effective tax rate for such period, excluding acquisition-related charges, was 30%.

     Net (Loss) Income. We incurred a net loss of $5.1 million in the year ended September 30, 2002, compared to net income of $66.4 million in fiscal 2001. The net loss in fiscal 2002 resulted primarily from a decrease in our license revenue and the reduction in our revenue growth in fiscal 2002, which was not offset by a corresponding decrease in our costs, as well as from the Clarify acquisition-related charges and the restructuring charges resulting from the Stamford facility closing and the implementation of the cost reduction program. We expect that our adoption of SFAS No. 142 as of October 1, 2002 will have a positive impact on our results of operations in fiscal 2003. As a result of the adoption, we will no longer be required to amortize the goodwill from any of our acquisitions made prior to July 1, 2001. Instead, any such goodwill will be subject only to periodic impairment tests, as is the case currently for the goodwill from the Clarify acquisition. See the discussion above under the caption "Acquisitions". Pro forma net income for the year ended September 30, 2002, excluding the acquisition-related charges, the restructuring charges resulting from the Stamford facility closing and the implementation of our cost reduction program, the gain from the repurchase of our Notes and tax effects related to these items, decreased by 11.4% from fiscal 2001, to $249.0 million, representing 15.4% of revenue. The decrease in our pro forma net income was due to a decrease in our revenue growth in the year ended September 30, 2002, caused by a significant slowdown in our market in the second half of fiscal 2002, which was not offset by a corresponding decrease in the growth of our costs.

     Set forth below is the effect of non-amortization of goodwill and workforce-in-place (in millions, except per share data):

                                                              FOR THE YEAR ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Reported net (loss) income..................................   $ (5.1)    $ 66.4
Add back: goodwill and workforce-in-place amortizations.....    204.6      204.6
Attributable tax effect.....................................     (2.7)      (2.7)
                                                               ------     ------
Adjusted net income.........................................   $196.8     $268.3
                                                               ======     ======
Adjusted basic earnings per share...........................   $ 0.89     $ 1.21
                                                               ======     ======
Adjusted diluted earnings per share.........................   $ 0.88     $ 1.18
                                                               ======     ======

     Diluted (Loss) Earnings Per Share. Diluted loss per share was $0.02 for the year ended September 30, 2002, compared to diluted earnings per share of $0.29 in fiscal 2001. Pro forma diluted earnings per share for the year ended September 30, 2002, excluding the acquisition-related charges, the restructuring charges resulting from the Stamford facility closing and the implementation of the cost reduction program and the gain from the repurchase of our Notes and tax effects related to these items, decreased by 9.7% from fiscal 2001, to $1.12 per diluted share. Excluding acquisition-related charges, our pro forma earnings per share in the first quarter of fiscal 2003 was $0.20, and as of January 31, 2003, we expect that our pro forma earnings per share in the second quarter of fiscal 2003 will be in the range of $0.18 to $0.20. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program".

  FISCAL YEARS ENDED SEPTEMBER 30, 2001 AND 2000

     Revenue. Total revenue for the year ended September 30, 2001 was $1,533.9 million, an increase of $415.6 million, or 37.2%, over fiscal 2000. The increase in revenue was due to continued growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies. License revenue increased from $124.8 million in the year ended September 30, 2000 to $171.4 million during fiscal 2001, an increase of 37.3%, and service revenue increased 37.1% from $993.5 million in the year ended September 30, 2000 to $1,362.5 million in fiscal 2001.

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

     Revenue from Directory Systems was $154.2 million for the year ended September 30, 2001, an increase of $22.5 million, or 17.1%, over fiscal 2000. The increase was attributable primarily to extensions of agreements with and additional services rendered to existing customers.

     In the year ended September 30, 2001, revenue from customers in North America, Europe and the rest of the world accounted for 53.8%, 35.8% and 10.4%, respectively, compared to 45.6%, 42.4% and 12.0%, respectively, in fiscal 2000. The growth in North America was attributable primarily to revenue we had gained from forming or expanding relationships with new or existing customers in fiscal 2001.

     Cost of License. Cost of license for fiscal 2001 was $5.7 million, which was approximately equal to the cost of license in the prior fiscal year. Cost of license included amortization of purchased computer software and intellectual property rights.

     Cost of Service. Cost of service for fiscal 2001 was $847.6 million, an increase of $207.7 million, or 32.5%, over the cost of service of $639.9 million for the year ended September 30, 2000. As a percentage of revenue, cost of service decreased to 55.3% in the year ended September 30, 2001 from 57.2% in fiscal 2000. The decrease in cost of service as a percentage of revenue was primarily due to increases in our operational efficiency in the year ended September 30, 2001. In the second half of fiscal 2001, we adopted a plan to increase the efficiency of our operations and lower costs by reducing discretionary expenses. As a result of this plan, we were able to reduce the growth rate of our costs and achieve greater operational efficiency in fiscal 2001.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development programs. In the year ended September 30, 2001, research and development expense was $105.8 million, or 6.9% of revenue, compared with $74.9 million, or 6.7% of revenue, in the previous fiscal year. The increase represented ongoing expenditures primarily for CC&B Systems.

     Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 42.8% to $195.6 million, or 12.7% of revenue, in the year ended September 30, 2001, from $137.0 million, or 12.3% of revenue, in fiscal 2000. The increase was attributable primarily to increases in our selling and marketing efforts in the year ended September 30, 2001.

     Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets for the year ended September 30, 2001 was $220.0 million, compared to $111.2 million in fiscal 2000. Amortization of goodwill and purchased intangible assets relates to the acquisitions of ITDS and Solect. The increase in amortization of goodwill and purchased intangible assets in fiscal 2001 was due to the full-year amortization period applied in fiscal 2001 compared to a shorter amortization period in fiscal 2000.

     In-process Research and Development and Other Indirect Acquisition-Related Costs. No in-process research and development and other indirect acquisition-related costs were incurred in fiscal 2001. In fiscal 2000 such costs consisted of a nonrecurring charge of $75.6 million related to the acquisitions of ITDS and Solect.

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

     Interest Income and Other, Net. In the year ended September 30, 2001, interest income and other, net, was $22.3 million, an increase of $11.6 million over fiscal 2000. The increase in interest income and other, net, was primarily attributable to the increase in our cash equivalents and short-term interest-bearing investments partially offset by overall interest rate declines.

     Income Taxes. Income taxes in the year ended September 30, 2001 were $115.2 million on income before income taxes of $181.6 million. Our effective tax rate in the year ended September 30, 2001 was 63%, resulting from the non-cash amortization of goodwill related to the ITDS and Solect acquisitions, much of which is not tax deductible. In the year ended September 30, 2000, income taxes were $78.9 million on income before income taxes of $84.9 million. In the year ended September 30, 2000, the effective tax rate (based on the ratio between income taxes and income before income taxes, excluding nonrecurring charges for write-offs of purchased in-process research and development and other indirect acquisition-related costs) was 49%. The pro forma effective tax rate for fiscal 2001 and 2000, excluding ITDS and Solect acquisition-related charges, was 30%. See the discussion below under the caption "Effective Tax Rate".

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

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,047.8 million as of September 30, 2002, compared to $1,110.1 million as of September 30, 2001. The decrease is attributable primarily to the use of $371.4 million in cash to acquire Clarify and to repurchase our shares and Notes, which was partially offset by positive cash flows from operations. Net cash provided by operating activities amounted to $412.3 million for fiscal 2002 and $338.0 million for fiscal 2001. The increase in cash flows from operations was primarily due to a decrease in working capital. We currently intend to retain our future operating cash flows to support the further expansion of our business including new outsourcing deals and acquisitions, although we may also use a portion of our cash for future repurchases of our outstanding securities. See the discussions above under the captions "Share Repurchase Program" and "Convertible Notes".

     As of September 30, 2002, we had positive working capital of $938.6 million, compared to positive working capital of $1,059.9 million as of September 30, 2001. The decrease is attributable primarily to cash paid for the acquisition of Clarify and the implementation of our share and Notes repurchase programs. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for the next fiscal year.

     As of September 30, 2002, $445.1 million aggregate principal amount of the Notes was outstanding. In July 2002, our Board of Directors authorized us to repurchase outstanding Notes, in such amounts, at such prices and at such times considered appropriate by us. During the fourth quarter of fiscal 2002 we repurchased $54.9 million aggregate principal amount of the Notes. We funded these repurchases, and intend to fund any future repurchases, with available funds. On June 1, 2004, the holders of our Notes may require us to redeem their Notes. See the discussion above under the caption "Convertible Notes".

     As of September 30, 2002, we had available short-term general revolving lines of credit totaling $40.0 million, none of which were outstanding. In addition, as of September 30, 2002 we had credit facilities totaling $43.8 million, limited for the use of letters of credit and bank guarantees from various banks. Outstanding letters of credit and bank guarantees as of September 30, 2002 totaled $24.5 million. These were mostly supported by a combination of the credit facilities described above and compensating cash balances that we maintain with the issuing banks.

     As of September 30, 2002, we had outstanding long-term obligations of $25.5 million in connection with leasing arrangements.

     The following table summarizes our contractual obligations as of September 30, 2002 and the effect such obligations are expected to have on our liquidity and cash flows in future periods, (in millions):

                                                              CASH PAYMENTS DUE BY PERIOD
                                               ---------------------------------------------------------
                                                        LESS THAN
CONTRACTUAL OBLIGATIONS                        TOTAL     1 YEAR     1-3 YEARS   4-5 YEARS   OVER 5 YEARS
-----------------------                        ------   ---------   ---------   ---------   ------------
Convertible notes(*).........................  $445.1     $  --      $445.1       $  --        $  --
Capital lease obligations....................    25.5      10.3        13.0         2.2           --
Non-cancelable operating leases..............   204.2      43.8        77.2        56.8         26.4
                                               ------     -----      ------       -----        -----
                                               $674.8     $54.1      $535.3       $59.0        $26.4
                                               ======     =====      ======       =====        =====

---------------

(*) June 1, 2004 is the earliest date that the holders of Notes may require us to redeem their Notes. See the discussion above under the caption "Convertible Notes".

     Our capital expenditures were approximately $59 million in fiscal 2002. These expenditures consisted primarily of purchases of computer equipment and, to a lesser degree, vehicles and leasehold improvements. We funded our capital expenditures principally from operating cash flows and capital leasing arrangements. We do not anticipate any changes to this policy in the foreseeable future.

     Our accounts receivable allowance for fiscal 2002 was adjusted upward by approximately $22.1 million, from the allowance as of September 30, 2001. The increase in our accounts receivable allowance is primarily a result of our purchase accounting treatment of the Clarify acquisition as well as allowances for instances where collectibility was not reasonably assured.

NET DEFERRED TAX ASSETS

     As of September 30, 2002, deferred tax assets of $10.7 million derived primarily from carry-forward net operating losses derived by our Canadian subsidiary were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. When realization of the tax benefits associated with such net operating losses is deemed probable, the valuation allowance will be released. In September 2002 we have released valuation allowances of deferred tax assets derived from carry-forward operating losses relating to losses incurred by Solect prior to our acquisition of that company in April 2000, resulting in an offsetting reduction of the goodwill recorded in the Solect acquisition of approximately $9.0 million. The release of these valuation allowances was made based on our estimation that we will be able to realize the tax benefits associated with those net operating losses.

EFFECTIVE TAX RATE

     Our blended effective tax rate was 107% for the year ended September 30, 2002, compared to 63% for fiscal 2001. These high effective tax rates were primarily attributable to amortization of goodwill related to our acquisitions, much of which is not tax deductible. In the year ended September 30, 2002 our effective tax rate was also adversely affected by the fixed non-deductible expenditures representing a larger component of our pretax income. Our overall pro forma effective tax rate for fiscal year 2002 was 28% compared to our historical pro forma effective tax rate of 30%, due to the corporate income tax rates in the various countries in which we operate and changes in the relative magnitude of our business in those countries.

     We expect a reduction in our pro forma effective tax rate in fiscal 2003 from 28% to 25%. The reduction is due to our continued expansion into countries with lower effective tax rates.

CRITICAL ACCOUNTING POLICIES

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

     We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date.

     Our critical accounting policies are as follows:

     - Revenue recognition and contract accounting

     - Doubtful accounts

     - Tax accounting

     - Derivative and hedge accounting

     - Realizability of long-lived assets

     Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies. We believe that, compared to the critical accounting policies listed above, the other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period.

  REVENUE RECOGNITION AND CONTRACT ACCOUNTING

     Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

     A significant portion of our revenue is recognized over the course of long-term projects, under the percentage of completion method of accounting. The percentage of completion method requires significant judgment, such as estimations of progress-to-completion, contract revenue and contract costs.

     Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that collection of a fee is not reasonably assured, we defer the revenue recognition until the time collection becomes reasonably assured, which is generally upon receipt of cash.

     For arrangements with multiple obligations, we allocate revenue to each component based upon its fair value, which is determined in reliance on the specific objective evidence for that element. Such determination is judgmental and is typically based on normal pricing and discounting practices for those elements in similar arrangements.

     Revenue from third-party hardware and software sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances and requires significant judgment.

  DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. We evaluate accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay. If collection is not reasonably assured at the time the transaction is consummated, we do not recognize revenue until collection becomes reasonably assured. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts is established through a charge to selling, general and administrative expenses.

  TAX ACCOUNTING

     As part of the process of preparing our consolidated financial statements we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

     Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome and in assessing the need for the valuation allowance, there is no assurance that the final tax outcome and the valuation allowance will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

  DERIVATIVE AND HEDGE ACCOUNTING

     Approximately 10% of our revenue and 35% of our operating expenses (excluding acquisition-related charges and restructuring charges) are not denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts to hedge a significant portion of our foreign currency exposure to minimize fluctuations in revenue and expenses. The majority of our hedging arrangements are classified as cash flow hedges. Accordingly, changes in the fair value of these forward exchange contracts are recorded in other comprehensive Income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

     Establishing and accounting for foreign exchange contracts involve judgments, such as determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

     Although we believe that our estimates are accurate and meet the requirement of hedge accounting, actual results differ from these estimates, and such difference could cause fluctuation of our recorded revenue and expenses.

  REALIZABILITY OF LONG-LIVED ASSETS

     We are required to assess the impairment of long-lived assets, tangible and intangible, on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment based on number of factors, including significant changes in the manner of our use of the acquired assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

     Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is made. We measure fair value based on a projected future cash flow using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

     Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances, which would result in materially different amounts being reported.

SUBSEQUENT EVENT

     On November 27, 2002 we announced a series of measures designed to reduce costs and improve productivity. As part of this plan, we will reduce our workforce by approximately 400 positions out of a total workforce of 9,000 employees. The reductions will be from different centers around the world. In addition, we will implement other cost reduction measures, including travel cuts and reductions in other discretionary costs.

LITIGATION

     Beginning on June 24, 2002, a number of complaints were filed by holders of our ordinary shares against us and four of our officers and directors, in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The complaints allege violations of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. Each plaintiff seeks to represent a putative class of all purchasers of our ordinary shares between July 18, 2000 (or, in some of the complaints, July 24, 2001) and June 20, 2002. The complaints generally allege that, during that period, we and the individual defendants made false or misleading statements, in press releases and Securities and Exchange Commission filings, regarding among other things our future prospects, backlog, revenue, gross margin, acquisitions and accounting practices. Each plaintiff seeks unspecified monetary damages and other relief against all defendants. The parties in the New York cases have stipulated to transfer them to the Eastern District of Missouri. The court has recently appointed a lead plaintiff. We dispute the allegations of wrongdoing in these complaints and intend to defend ourself vigorously.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries.

     As of January 31, 2003, our directors, senior managers and key employees upon whose work we are dependent were as follows:

NAME                                           AGE                   POSITION
----                                           ----                  --------
Bruce K. Anderson(1)(3)......................    62   Chairman of the Board and President,
                                                        Amdocs Limited
Avinoam Naor(1)(3)...........................    54   Vice Chairman, Amdocs Limited
Charles E. Foster............................    66   Director, Amdocs Limited
Adrian Gardner(2)............................    40   Director, Amdocs Limited
James S. Kahan(1)(3).........................    55   Director, Amdocs Limited
John T. McLennan(2)..........................    57   Director, Amdocs Limited
Robert A. Minicucci(1)(3)....................    50   Director; Vice President, Amdocs
                                                      Limited
Mario Segal..................................    55   Director, Amdocs Limited
Dov Baharav(1)(3)............................    52   Director, Amdocs Limited; President and
                                                        Chief Executive Officer, Amdocs
                                                        Management Limited
Eli Gelman...................................    44   Director, Amdocs Limited; Executive
                                                      Vice President, Amdocs Management
                                                        Limited
Nehemia Lemelbaum............................    60   Director, Amdocs Limited; Senior Vice
                                                        President, Amdocs Management Limited
Ron Moskovitz................................    39   Chief Financial Officer, Amdocs
                                                        Management Limited
Nissim Daunov................................    46   Senior Vice President, Amdocs
                                                      Management Limited
Thomas G. O'Brien............................    42   Treasurer and Secretary, Amdocs Limited
Simon Cassif.................................    60   Senior Vice President, Amdocs (UK)
                                                        Limited
Melinos Pissourios...........................    34   General Manager, Amdocs Development
                                                        Limited
Kevin Picker.................................    45   Director and General Manager, Amdocs
                                                        (UK) Limited

---------------

     (1) Member of the Executive Committee

     (2) Member of Audit Committee

     (3) Member of the Compensation Committee

     Bruce K. Anderson has been Chairman of the Board of Directors of Amdocs since September 1997 and currently holds the title of President of our holding company, Amdocs Limited. Since August 1978, he has been a general partner of Welsh, Carson, Anderson & Stowe ("WCAS"), an investment firm that specializes in the acquisition of companies in the information services, communications and health care industries. Investment partnerships affiliated with WCAS are collectively one of our largest shareholders. Mr. Anderson served for nine years with Automated Data Processing, Inc. ("ADP") until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of Alliance Data Systems, Inc., a publicly held company, and Headstrong, Inc.

     Avinoam Naor has been a director of Amdocs since January 1999 and currently holds the title of Vice Chairman of the Board of Directors. Mr. Naor was a member of the team that founded Amdocs in 1982, initially serving as a Senior Vice President. He was appointed President and Chief Executive Officer of Amdocs Management Limited in 1995 and held that position until July 2002. In 1998 he led our initial public offering, and has since directed our major acquisitions and secondary offerings. He has been involved with software development for 29 years.

     Charles E. Foster has been a director of Amdocs since December 2001. He was Chairman of the Board of Prodigy Communications Corporation from June until November 2001. From April 1997 until June 2001, Mr. Foster served as Group President of SBC, where he was responsible, at various times, for engineering, network, centralized services, marketing and operations, information systems, procurement, treasury, international operations, wireless services, merger integration, real estate, yellow pages and cable TV operations. SBC International, Inc. ("SBCI"), a wholly owned subsidiary of SBC, is one of our largest shareholders. SBC, together with its affiliates, is a significant customer of ours. Mr. Foster is a member of the Texas Society of Professional Engineers and a director of Storage Technology Corporation, a publicly-traded company engaged in the manufacture of products for storing digital data.

     Adrian Gardner has been a director of Amdocs since April 1998. Mr. Gardner is the Chief Financial Officer and a director of Strakan Group, Ltd., a pharmaceuticals company based in the United Kingdom, which he joined in April 2002. Prior to joining Strakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology- and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a member of the Institute of Chartered Accountants in England & Wales.

     James S. Kahan has been a director of Amdocs since April 1998. He has worked at SBC since 1983, and currently serves as a Senior Executive Vice President, a position he has held since 1992. SBCI, a wholly owned subsidiary of SBC, is one of our largest shareholders. SBC, together with its subsidiaries, is a significant customer of ours. Prior to joining SBC, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T.

     John T. McLennan has been a director of Amdocs since November 1999. Since May 1999, he has served as Vice-Chair and Chief Executive Officer of AT&T Canada. Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until May 1999. From 1994 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan is also a director of Hummingbird Ltd., a Canadian publicly held company engaged in the production of enterprise management software, and of several other private software and communication companies.

     Robert A. Minicucci has been a director of Amdocs since September 1997 and currently holds the title of Vice President of Amdocs Limited. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for twelve years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is also a director of Alliance Data Systems, Inc., a publicly held company, and several private companies.

     Mario Segal has been a director of Amdocs since December 2001 and served as a Senior Vice President and the Chief Operating Officer of Amdocs Management Limited until July 2002. He joined Amdocs in 1984 as Senior Vice President and was a leading member of the team that developed the ADS (NG)/Family of Products directory automation systems and the Ensemble platform. Prior to joining Amdocs, Mr. Segal was an account manager for a major North American yellow pages publisher and prior thereto managed the computer department of a major Israeli insurance company, leading large-scale software development projects and strategic planning of automation systems.

     Dov Baharav has been a director of Amdocs and the President and Chief Executive Officer of Amdocs Management Limited since July 2002. Mr. Baharav has overall coordination responsibilities for the operations and activities of our operating subsidiaries. In 1991, Mr. Baharav joined Amdocs Inc., our principal U.S. subsidiary, serving as its Vice President and then President in St. Louis, Missouri until 1995. From 1995 until July 2002, Mr. Baharav was a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited. Prior to joining Amdocs, Mr. Baharav served as Chief Operating Officer of Optrotech Ltd., a publicly held company that develops, manufactures and markets electro-optical devices.

     Eli Gelman has been a director of Amdocs since July 2002 and is an Executive Vice President of Amdocs Management Limited, where he has responsibility for sales, strategic alliances and corporate and business development. He has more than 26 years of experience in the software industry, including more than 15 years with Amdocs. Prior to his current position, he was a division president, where he headed Amdocs' United States sales and marketing operations and helped spearhead our entry into the CC&B Systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks.

     Nehemia Lemelbaum has been a director of Amdocs since December 2001 and is a Senior Vice President of Amdocs Management Limited. He joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led our development of graphic products for the yellow pages industry and later led our development of CC&B Systems, as well as our penetration into the CC&B Systems market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing.

     Ron Moskovitz is a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited, and has overall coordination responsibility for the financial reporting of our operating subsidiaries. Mr. Moskovitz joined Amdocs in 1998 and served until July 2002 as Vice President of Finance. He has been responsible for the company's financial organization, and was involved in Amdocs' initial public offering, merger and acquisition activities and various other financial operations. Prior to joining Amdocs, Mr. Moskovitz served in various senior financial positions with Tower Semiconductor, a publicly-held semiconductor manufacturer. Mr. Moskovitz is a Certified Public Accountant
(Isr).

     Nissim Daunov is a Senior Vice President at Amdocs Management Limited, responsible for all product units in the Offering Group (CRM, Billing, and OMS). Additionally, he is responsible for Corporate Marketing and R&D. For the past 23 years, Mr. Daunov has been involved in design, development and implementation of large-scale data processing systems, handling large data volumes over distributed networks. Mr. Daunov joined Amdocs in 1986.

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

COMPENSATION

     Our directors who are not employees or affiliates of the Company, or are not affiliates of any of our principal shareholders have the choice of receiving as compensation either (i) an annual a cash payment of $30,000 or (ii) every three years, a grant of options to purchase 10,000 ordinary shares, one-quarter of which vest immediately and the remainder of which vest annually in three equal installments. Any such director who serves as a chairman of a committee also receives options to purchase 1,000 ordinary shares under the same terms. In addition, we pay each such director $1,500 per meeting of the Board of Directors and $500 per meeting of a committee of the Board of Directors. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the Board of Directors or committees thereof.

     A total of 24 persons who served either as directors of Amdocs or members of its administrative, supervisory or management bodies during all or part of fiscal 2002 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $10.8 million, which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. Included in this amount is remuneration to three former executive officers and four former directors for the applicable portions of fiscal 2002.

     During fiscal 2002, directors or members of our administrative, supervisory or management bodies were granted options to purchase a total of 5,641,677 ordinary shares at a weighted average price of $12.95 per share, with vesting over two to five year terms. In addition, in the first quarter of fiscal 2003, we granted options to purchase 10,000 ordinary shares at an exercise price of $6.40 to one of our non-employee directors with respect to compensation. The option grant constituted compensation to the director, which the director elected to receive in lieu of a cash payment, and vests over three years.

     To recognize significant contributions to Amdocs over the years, in the first quarter of fiscal 2003 and during fiscal year 2002 we granted of options to six of our non-employee directors to purchase an aggregate 375,000 ordinary shares at a weighted average exercise price of $15.16 per share.

     All options were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below -- "Share Ownership -- Employee Stock Option and Incentive Plan".

BOARD PRACTICES

     Our entire Board of Directors is comprised of up to 13 directors. Eleven directors were elected to our Board of Directors at our annual meeting of shareholders on January 23, 2003. As permitted by our Articles of Association, the Board of Directors may fill the two remaining vacancies at any time. All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

     Other than the employment agreements between us and our Chief Executive Officer and Executive Vice President which provide for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment.

  BOARD COMMITTEES

     The Executive Committee may act from time to time instead of the full Board of Directors and has such responsibilities as may be delegated to it by the Board of Directors. Our Executive Committee consists of Messrs. Anderson (Chair), Naor, Baharav, Kahan and Minicucci.

     The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. During fiscal 2002, our Audit Committee consisted of Messrs. Lawrence Perlman (Chair), Adrian Gardner and John T. McLennan, all of whom were independent directors, as required by the rules of the NYSE. Mr. Perlman did not stand for reelection as a director at our January 2003 annual general meeting of shareholders.

     The Compensation Committee of the Board of Directors determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and certain consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs. Our Compensation Committee consists of Messrs. Anderson (Chair), Naor, Baharav, Kahan and Minicucci. None of the members of the Committee was an employee of ours at any time during fiscal 2002, with the exception of Messrs. Naor and Baharav. Neither Mr. Baharav nor Mr. Naor participates in any discussions relating to his own compensation.

EMPLOYEES

     The following table presents the approximate number of our full-time employees as of each date indicated, by function and by geographical location:

                                                               AS OF SEPTEMBER 30,
                                                              ---------------------
                                                              2002    2001    2000
                                                              -----   -----   -----
  Software and Information Technology
     Israel.................................................  4,100   4,200   4,000
     North America..........................................  2,600   2,700   2,200
     Rest of World..........................................  1,700   1,700   1,200
                                                              -----   -----   -----
                                                              8,400   8,600   7,400
  Management and Administration.............................  1,000   1,100   1,000
                                                              -----   -----   -----
Total employees.............................................  9,400   9,700   8,400
                                                              =====   =====   =====

     During fiscal 2002, we took steps to reduce our costs and achieve increased operational efficiency, including by making reductions in our workforce of approximately 1,000 positions. Some of the affected employees remained on our payroll as our employees through September 30, 2002. In addition, in November 2002, we announced additional measures to reduce costs, including additional reductions in our workforce of approximately 400 positions. As of January 31, 2003, we employed on a full-time basis approximately 7,800 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 1,000 managers and administrative professionals. Approximately 3,800 of these software and information technology specialists are located in Israel and approximately 2,400 are located in North America.

     We comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Brazil, Canada, Europe, Israel, Japan and the United States. Our employees in Europe are protected, in some countries, by mandatory collective bargaining agreements. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in particular countries, our compliance with such regulations could become more burdensome.

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

SHARE OWNERSHIP

  SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY
  EMPLOYEES

     As of January 31, 2003, the aggregate number of our voting ordinary shares beneficially owned by our directors, senior managers and certain key employees was 54,130,359 shares. This number includes ordinary shares held by SBC and WCAS since affiliates of SBC and WCAS serve on our Board of Directors and, accordingly, such designees may be deemed to be the beneficial owners of the voting ordinary shares held by such entities. Each such designee disclaims beneficial ownership of such shares. See "Major Shareholders and Related Party Transactions".

     Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

  EMPLOYEE STOCK OPTION AND INCENTIVE PLAN

     Our 1998 Stock Option and Incentive Plan, as amended (the "Option Plan"), provides for the grant by Amdocs of restricted shares or stock options to our directors, employees (including officers) and consultants. Of the 32,300,000 ordinary shares originally available for issuance under the Option Plan, options to purchase 28,875,882 ordinary shares have been granted as of January 31, 2003, and options to purchase additional 3,424,118 ordinary shares remained available for future grants. The purpose of the Option Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company.

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

     The Option Plan is administered by the Compensation Committee, which determines all the terms of the awards (subject to the above), including which employees, directors or consultants are granted awards. The Board of Directors may amend or terminate the Option Plan, provided that shareholder approval is required to increase the number of ordinary shares available under the Option Plan, to materially increase the benefits accruing to participants, to change the class of employees eligible for participation, to decrease the basis upon which the minimum exercise price of options is determined or to extend the period in which awards may be granted or to grant an option that is exercisable for more than ten years. Ordinary shares acquired upon exercise of an award are subject to certain restrictions on sale, transfer or hypothecation.

     As of January 31, 2003, there were outstanding options to purchase an aggregate of 26,230,496 ordinary shares at exercise prices ranging from $1.92 to $78.31 per share and no restricted shares had been awarded.

     As a result of the ITDS and Solect transactions, as of January 31, 2003, we are obligated to issue (and have reserved for issuance) an additional 162,788 and 198,955 ordinary shares, respectively, upon exercise of options that had previously been granted under the ITDS and Solect option plans (the "Predecessor Plans") and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $0.001 to $71.97 per share. No additional options have been or will be granted under the Predecessor Plans.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth specified information with respect to the beneficial ownership of our voting ordinary shares as of January 31, 2003 of any person known by us to be the beneficial owner of more than 5% of such shares.

                                                                 SHARES
                                                              BENEFICIALLY    PERCENTAGE
NAME AND ADDRESS                                                OWNED(1)     OWNERSHIP(2)
----------------                                              ------------   ------------
Southeastern Asset Management, Inc.(3)......................   40,563,500        18.8%
  6410 Poplar Avenue, Suite 900
  Memphis, Tennessee 38119

SBC Communications Inc.(4)..................................   20,303,426         9.4
  175 E. Houston Street
  San Antonio, Texas 78205-2233

Welsh, Carson, Anderson & Stowe(5)..........................   21,263,981         9.9
  320 Park Avenue, Suite 2500
  New York, New York 10022

All directors and executive officers as a group                54,130,359        25.1
  (15 persons)(6)...........................................

---------------
(1) Unless otherwise indicated, the entities identified in this table have sole voting and investment power with respect to all voting ordinary shares shown as beneficially owned by them, subject to community property laws, where applicable.

(2) The percentages shown are based on 215,775,612 ordinary shares outstanding on January 31, 2003.

(3) Based on a Form 13G filed by Southeastern Asset Management, Inc. ("Southeastern") with the SEC on February 7, 2003, Southeastern beneficially owns an aggregate of 40,563,500 ordinary shares. In the Form 13G, Southeastern indicates that it has sole voting power over 28,334,100 voting ordinary shares, and sole dispositive power over 35,633,100 ordinary shares. The Form 13G indicates that Southeastern shares the investment and voting discretion over 4,930,400 ordinary shares with Longleaf Partners Funds Trust.

(4) Based upon information provided to us by SBC, SBCI, a wholly owned subsidiary of SBC, holds 7,557,603 of our ordinary shares, and SBC Option Delivery LLC, a majority-owned subsidiary of SBCI, holds 12,745,823 of our ordinary shares. James S. Kahan, Senior Executive Vice President of SBC, serves on our Board of Directors.

(5) Based upon information provided to us by WCAS, WCAS beneficially owns an aggregate of 21,263,981 ordinary shares, which includes 12,678,461 ordinary shares held by Welsh, Carson, Anderson & Stowe IX, L.P., 5,527,054 ordinary shares held by Welsh, Carson, Anderson & Stowe VII, L.P., 1,614,792 ordinary shares held by Welsh, Carson, Anderson & Stowe VI, L.P. and 1,443,494 ordinary shares held by WCAS Capital Partners III, L.P. Bruce K. Anderson and Robert A. Minicucci, principals of the various WCAS entities, serve on our Board of Directors and Mr. Anderson is Chairman of our Board.

(6) Includes ordinary shares held by SBC and WCAS. See footnotes 4 and 5 above. Affiliates of SBC and WCAS serve on the Company's Board of Directors and, accordingly, such designees may be deemed to be the beneficial owners of the voting ordinary shares held by such entities. Each such designee disclaims beneficial ownership of such shares. Also includes options granted to such directors and executive officers of the Company, which are exercisable within 60 days of January 31, 2003.

     Over the last three years, our major shareholders have included our directors and executive officers as a group, SBC, WCAS and other institutional investors. The share ownership by WCAS, SBC and our directors and executive officers has not significantly changed during this period. AXA Financial, which at December 1, 2000 held 13.8% of our ordinary shares, is no longer a major shareholder. Southeastern Asset

Management, which in previous years was not a major shareholder, held 18.8% of our ordinary shares at January 31, 2003.

     As of January 31, 2003, our ordinary shares were held by approximately 222 recordholders. Based on a review of the information provided to us by our transfer agent, 158 recordholders, holding approximately 95.8% of our outstanding ordinary shares, were residents of the United States.

RELATED PARTY TRANSACTIONS

  SHAREHOLDERS AGREEMENTS

     In connection with a series of transactions in 1997, SBCI, WCAS (on behalf of certain affiliates of WCAS and other investors), Amdocs International Limited and Amdocs, entered into a Shareholders Agreement, under which these shareholders have certain rights to have their shares registered for sale to the public under the Securities Act.

  RELATIONSHIP WITH SBC

     In addition to being a major shareholder, SBC, and some of its operating subsidiaries, are also significant customers of ours. During fiscal 2002, 2001 and 2000, SBC and those subsidiaries accounted for approximately 10.6%, 13.3% and 12.6%, respectively, of our revenue. Based on long-term agreements currently in place with certain SBC subsidiaries and the outsourcing agreement announced in January 2003 with SBC's directory operations, we expect that revenue attributable to SBC entities will remain a significant portion of our revenue in 2003. Mr. Kahan, a member of our Board of Directors, is also an employee of SBC.

     SBC is also a beneficial owner of companies that provide certain miscellaneous support services to us in United States.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     See "Financial Statements" for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this report.

LEGAL PROCEEDINGS

     Beginning on June 24, 2002, a number of complaints were filed by holders of our ordinary shares against us and four of our officers and directors, in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The complaints allege violations of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. Each plaintiff seeks to represent a putative class of all purchasers of our ordinary shares between July 18, 2000 (or, in some of the complaints, July 24, 2001) and June 20, 2002. The complaints generally allege that, during that period, we and the individual defendants made false or misleading statements, in press releases and Securities and Exchange Commission filings, regarding among other things our future prospects, backlog, revenue, gross margin, acquisitions and accounting practices. Each plaintiff seeks unspecified monetary damages and other relief against all defendants. The parties in the New York cases have stipulated to transfer them to the Eastern District of Missouri. The court has recently appointed a lead plaintiff. We dispute the allegations of wrongdoing in these complaints and intend to defend ourself vigorously.

DIVIDEND POLICY

     We did not pay any cash dividends on our ordinary shares in fiscal 2002, 2001 or 2000. After the payment of dividends in 1998 that followed a corporate reorganization, we decided in general to retain earnings to finance the development of our business. The payment of any future dividends will be paid by us based on conditions then existing, including our earnings, financial condition and capital requirements, as well as other conditions we deem relevant. The terms of any debt that we may incur could effectively limit our ability to pay dividends.

ITEM 9.  THE OFFER AND LISTING

     Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol "DOX". The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

                                                               HIGH       LOW
                                                              -------   -------
FISCAL YEAR ENDED SEPTEMBER 30
1998........................................................  $ 16.50   $  8.19
1999........................................................  $ 30.25   $  8.75
2000........................................................  $ 96.00   $ 19.81
2001........................................................  $ 80.50   $ 25.85
2002........................................................  $ 39.25   $  6.10

QUARTER
Fiscal 2001:
  First Quarter.............................................  $ 73.50   $ 51.62
  Second Quarter............................................  $ 80.50   $ 43.50
  Third Quarter.............................................  $ 66.50   $ 40.60
  Fourth Quarter............................................  $ 55.75   $ 25.85
Fiscal 2002:
  First Quarter.............................................  $ 35.90   $ 24.00
  Second Quarter............................................  $ 39.25   $ 23.60
  Third Quarter.............................................  $ 26.27   $  6.62
  Fourth Quarter............................................  $  9.65   $  6.10
Fiscal 2003:
  First Quarter.............................................  $ 11.98   $  5.85
  Second Quarter (through March 18, 2003)...................  $ 13.95   $  9.86

MOST RECENT SIX MONTHS
  September, 2002...........................................  $  7.87   $  6.10
  October, 2002.............................................  $  7.50   $  5.85
  November, 2002............................................  $ 11.98   $  6.60
  December, 2002............................................  $ 11.89   $  9.68
  January, 2003.............................................  $ 13.95   $  9.86
  February, 2003............................................  $ 13.45   $ 11.50

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The Company is registered at the Greffe (Companies Registry) in Guernsey, the Channel Islands and has been assigned company number 19528, registered office situated at Suite 5, Tower Hill House, Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT, Channel Islands. The telephone number at that location is 011-44-1481-728444.

     The purpose of the Company is to perform any and all corporate activities permissible under Guernsey law, as forth in detail at Clause 3(1) to (37) of the Memorandum of Association of the Company (the "Memorandum of Association").

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

     - Authorization to Issue Preferred Shares -- authority is vested in the directors from time to time to authorize the issue of one or more series of preferred shares and to provide for the designations, powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon.

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

     - Preferences -- the voting ordinary shares and non-voting ordinary shares are subject to all the powers, rights, privileges, preferences and priorities of the preferred shares as are set out in the Articles of Association.

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

     Provisions in respect of the holding of general meetings and extraordinary general meetings are set out at Articles 14, 15 and 16 of the Articles of Association. The Articles of Association provide that an annual general meeting must be held once in every calendar year (provided that not more than 15 months have elapsed since the last such meeting) at such time and place as the directors appoint and, in default, an annual general meeting may be convened by any two members holding at least 10% in the aggregate of the Company's share capital. The directors may, whenever they deem fit, convene an extraordinary general meeting, and extraordinary general meetings will also be convened on the requisition in writing of holders of at least 20% of the issued share capital of the Company carrying voting rights or, if the directors fail upon such requisition to convene such meeting within 21 days then such meeting may be convened by such holders in such manner as provided by the Companies Law. A minimum of 10 days' written notice is required in connection with an annual general meeting and a minimum of 14 days' written notice is required in connection with any other meeting. The notice shall specify the place, the day and the hour of the meeting, and in the case of any special business, the general nature of that business to such persons as are entitled by the Articles of Association to receive such notices from the Company provided that a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in the Articles, be deemed to have been duly called if it is so agreed by all the members entitled to attend and vote thereat.

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

     There are no provisions in the Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. United States federal law, however, requires that all directors, executive officers and holders of 10% or more of the stock of a company that has a class of stock registered under the Securities Exchange Act of 1934, as amended (other than a foreign private issuer, such as Amdocs), disclose such ownership. In addition, holders of more than 5% of a registered equity security of a company (including a foreign private issuer) must disclose such ownership.

     Pursuant to Article 13 of the Articles of Association, the Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution prescribes. A restructuring of the existing share capital must be done by extraordinary resolution (which requires the same vote as a special resolution), and the Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in accordance with Guernsey law. These provisions in relation to the alteration of the Company's capital are in accordance with but no more onerous than the Companies Law.

MATERIAL CONTRACTS

     Other than the Clarify acquisition transaction agreement and related documents, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business. See "Information on the Company -- History and Development of Amdocs".

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

     General

     Our blended effective tax rate was 107% for the year ended September 30, 2002, compared to 63% for fiscal 2001 and 93% for fiscal 2000. These high effective tax rates were primarily attributable to amortization of goodwill related to our acquisitions, much of which is not tax deductible. In the year ended September 30, 2002 our effective tax rate was also adversely affected by the fixed non-deductible expenditures representing a larger component of our pretax income. Excluding the impact of the non-deductible goodwill related to our acquisitions, our pro forma effective tax rate for fiscal 2002 was 28% compared to our historical pro forma effective tax rate of 30%, due to the corporate income tax rates in the various countries in which we operate and changes in the relative magnitude of our business in those countries.

     We expect a reduction in our pro forma effective tax rate in fiscal 2003 from 28% to 25%. The reduction is due to our continued expansion into countries with lower effective tax rates.

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

     Certain Cypriot Tax Considerations

     Our Cyprus subsidiary, Amdocs Development Ltd., operates a development center. Corporations resident in Cyprus currently are subject to a maximum 25% income tax rate. The Government of Cyprus has issued a permit to our Cypriot subsidiary pursuant to which the activities conducted by it are deemed to be offshore activities for the purpose of Cypriot taxation. As a result, our Cypriot subsidiary is subject to an effective tax rate in Cyprus of 4.25%. In order for our subsidiary to remain entitled to this reduced rate of taxation pursuant to the permit, it must continue to satisfy certain requirements concerning its operations in Cyprus and it must undertake certain information reporting obligations to the Government of Cyprus. A new Income Tax law has been enacted in July 2002, introducing a number of changes to the current system in an attempt to harmonize the regulations with E.U. provisions and abandon any harmful tax practices as defined by the Organisation for Economic Co-operation and Development. The new legislation went into effect on January 1, 2003 and the Income tax rate was set at 10% for all corporations resident in Cyprus. Our subsidiary will take advantage of the transitionary rules and will continue to enjoy an effective tax rate of 4.25% until December 2005 as long as certain requirements imposed by the Government of Cyprus are met. Thereafter, our subsidiary will be taxed under the 10% tax rate.

     Certain Irish Tax Considerations

     Our Irish subsidiary, Amdocs Software Systems Ltd., operates a development center. The corporation tax rate on its trading activities was 16% for 2002 and will decline to 12.5% in 2003. The subsidiary has entered into an agreement with the Irish Industrial Development Agency pursuant to which it qualifies for certain job creation grants and, consequently, certain activities conducted by it are deemed to be manufacturing activities for the purpose of Irish taxation. As a result, the subsidiary was subject to a corporation tax rate in Ireland of 10% with respect to its manufacturing activities. This tax rate on manufacturing activities was available to our Irish subsidiary until December 31, 2002. As of January 1, 2003, our Irish subsidiary was subject to a single corporation tax rate of 12.5% on all of its trading and manufacturing activities.

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

     The following discussion describes the material United States federal income tax consequences to a holder of our ordinary shares that is

     (i)   a citizen or resident of the United States,

     (ii) a corporation created or organized in, or under the laws of, the United States or of any state thereof,

     (iii) an estate, the income of which is includable in gross income for

     (iv) United States federal income tax purposes regardless of its source, or

     (v) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust.

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

     Passive Foreign Investment Company Considerations. If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be treated as a "passive foreign investment company" under U.S. federal income tax law for such year and succeeding years. If we are treated as a passive foreign investment company, a U.S. holder may be subject to increased tax liability upon the sale of our ordinary shares or upon the receipt of certain distributions, unless such U.S. holder makes an election to mark our ordinary shares to market annually.

     Based on an analysis of our financial position, we believe that we have not been a passive foreign investment company for U.S. federal income tax purposes for any preceding taxable year and expect that we will not become a passive foreign investment company during the current taxable year. However, because the tests for determining passive foreign investment company status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, based on the market price of our ordinary shares, and the amount and type of our gross income, we cannot assure you that we will not become a passive foreign investment company in the future or that the IRS will agree with our conclusion regarding our current passive foreign investment company status. We intend to use reasonable efforts to avoid becoming a passive foreign investment company.

     Rules relating to a passive foreign investment company are very complex. U.S. holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the applicability of passive foreign investment company rules to their investments in our ordinary shares.

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

     You may request copies of the filings, at no cost, by writing to or telephoning us as follows:

           Amdocs, Inc.
           1390 Timberlake Manor Parkway
           Chesterfield, Missouri 63017
           Telephone: (314) 212-8328

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

     Approximately 90% of our revenue is in U.S. dollars or linked to the U.S. dollar. Therefore, the dollar is our functional currency. Approximately 65% of our operating expenses (excluding acquisition-related charges and restructuring charges) are paid in dollars or linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro (ECU) and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As more of our customers seek contracts that are denominated in currencies such as the ECU and not the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of September 30, 2002, we had substantially hedged our significant exposures in currencies other than the U.S. dollar.

FOREIGN CURRENCY RISK

     We enter into foreign exchange forward contracts to hedge most of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily British pounds and the ECU, and anticipated costs to be incurred in a foreign currency, primarily Australian dollars, Canadian dollars and Israeli shekels. We also use forward contracts to hedge the impact of the variability in exchange rates on certain accounts receivables, denominated in British pounds and the ECU, and on the investment in Certen convertible debentures denominated in Canadian dollars. We seek to minimize the risk that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. See Note 22 to our consolidated financial statements included elsewhere in this report. The following table summarizes our foreign currency forward exchange agreements as of September 30, 2002. All the forward contracts are expected to mature during fiscal 2003. The table below (all dollar amounts in millions) presents the notional amounts, and fair value of the total derivative instruments as of September 30, 2002. Notional values are calculated based on forward rates as of September 30, 2002, U.S. dollar translated.

                                                              AS OF SEPTEMBER 30, 2002
                                                        -------------------------------------
                                                         NOTIONAL AMOUNT
                                                          TRANSLATED TO         FAIR VALUE OF
                                                          U.S. DOLLAR(*)         DERIVATIVES
                                                        ------------------      -------------
Revenue...............................................       $   8.9                $(0.9)
Costs.................................................        (145.8)                (6.7)
Balance sheet items...................................          41.2                  0.5
                                                             -------                -----
                                                             $ (95.7)               $(7.1)
                                                             =======                =====

---------------
(*) Positive notional amounts represent forward contracts to sell foreign currency. Negative notional amounts represent forward contracts to buy foreign currency.

INTEREST RATE RISK

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings, other than the Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of treasury notes, federal agency securities, corporate bonds and money market funds and currently bear minimal interest rate risk. As of September 30, 2002, we had nothing outstanding on either our revolving lines of credit or our short-term credit facilities, and $25.5 million recorded as long-term lease obligations, which in the aggregate bear minimal interest rate risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

ITEM 15.  CONTROLS AND PROCEDURES

     (a) Evaluation of disclosure controls and procedures. To their best knowledge and belief and based on their evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

     (b) Changes in internal controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND SCHEDULE

     The following Consolidated Financial Statements and Financial Statement Schedule are included at the end of this report:

FINANCIAL STATEMENTS

     Report of Independent Auditors

     Consolidated Balance Sheets as of September 30, 2002 and 2001

     Consolidated Statements of Operations for the years ended September 30, 2002, 2001 and 2000

     Consolidated Statements of Changes in Shareholders' Equity for the years ended September 30, 2002, 2001 and 2000

     Consolidated Statements of Cash Flows for the years ended September 30, 2002, 2001 and 2000

     Notes to Consolidated Financial Statements

FINANCIAL STATEMENT SCHEDULE

     Valuation and Qualifying Accounts

ITEM 19.  EXHIBITS

     The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

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

                                          Amdocs Limited

                                          /s/  THOMAS G. O'BRIEN
                                          --------------------------------------
                                          Thomas G. O'Brien
                                          Treasurer and Secretary
                                          Authorized U.S. Representative

Date: March 24, 2003

                                 CERTIFICATIONS

I, Dov Baharav, certify that:

     1. I have reviewed this annual report on Form 20-F of Amdocs Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/  DOV BAHARAV
---------------------------------------------------------
Dov Baharav,
Chief Executive Officer,
Amdocs Management Limited

I, Ron Moskovitz, certify that:

     1. I have reviewed this annual report on Form 20-F of Amdocs Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/  RON MOSKOVITZ
---------------------------------------------------------
Ron Moskovitz,
Chief Financial Officer,
Amdocs Management Limited

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Amdocs Limited

      We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended September 30, 2002. Our audits also included the financial statement schedule listed in the index at Item 2 of Part
I. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited as of September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth herein.


/s/ ERNST & YOUNG LLP

New York, New York
October 31, 2002

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                  AS OF SEPTEMBER 30,
                                                                              ----------------------------
                                                                                 2002             2001
                                                                              -----------      -----------
ASSETS

Current assets:
   Cash and cash equivalents                                                  $   466,655      $   872,998
   Short-term interest-bearing investments                                        581,164          237,069
   Accounts receivable, net (*)                                                   312,732          384,851
   Deferred income taxes and taxes receivable                                      48,154           38,916
   Prepaid expenses and other current assets (*)                                   72,196           38,045
                                                                              -----------      -----------
         Total current assets                                                   1,480,901        1,571,879

Equipment, vehicles and leasehold improvements, net                               160,902          173,695
Deferred income taxes                                                              37,582           19,722
Goodwill and other intangible assets, net                                         750,530          788,187
Other noncurrent assets (*)                                                       110,179           70,953
                                                                              -----------      -----------
         Total assets                                                         $ 2,540,094      $ 2,624,436
                                                                              ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued expenses                                      $   192,129      $   166,527
   Accrued personnel costs                                                         86,942          103,990
   Deferred revenue                                                               149,590          140,033
   Short-term portion of capital lease obligations                                 10,347           10,400
   Deferred income taxes and taxes payable                                        103,315           91,026
                                                                              -----------      -----------
         Total current liabilities                                                542,323          511,976


Convertible notes                                                                 445,054          500,000
Deferred income taxes                                                              12,363            7,410
Noncurrent liabilities and other                                                  124,079           92,959
                                                                              -----------      -----------
         Total liabilities                                                      1,123,819        1,112,345
                                                                              -----------      -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; L0.01 par value; 0 shares
     issued and outstanding                                                            --               --
   Ordinary Shares - Authorized 550,000 shares; L0.01 par value; 223,316 and 222,628 issued and 215,583 and 222,628 outstanding, in 2002 and
     2001, respectively                                                             3,572            3,560
   Additional paid-in capital                                                   1,818,345        1,806,290
   Treasury stock                                                                (109,281)              --
   Accumulated other comprehensive loss                                              (108)          (6,382)
   Unearned compensation                                                               --             (185)
   Accumulated deficit                                                           (296,253)        (291,192)
                                                                              -----------      -----------
         Total shareholders' equity                                             1,416,275        1,512,091
                                                                              -----------      -----------
         Total liabilities and shareholders' equity                           $ 2,540,094      $ 2,624,436
                                                                              ===========      ===========

(*) See Note 4

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                          YEAR ENDED SEPTEMBER 30,
                                                                 --------------------------------------------
                                                                     2002            2001            2000
                                                                 -----------      -----------     -----------
Revenue:
   License (*)                                                   $   153,664      $   171,430     $   124,822
   Service (*)                                                     1,459,901        1,362,480         993,498
                                                                 -----------      -----------     -----------
                                                                   1,613,565        1,533,910       1,118,320
                                                                 -----------      -----------     -----------
Operating expenses:
    Cost of license                                                    5,054            5,651           5,624
    Cost of service (*)                                              928,283          847,591         639,900
    Research and development                                         124,082          105,807          74,852
    Selling, general and administrative (*)                          223,551          195,592         137,004
    Amortization of goodwill and purchased intangible assets         231,804          219,988         111,199
    Restructuring charges, in-process research and
      development and other indirect acquisition-related
      costs                                                           51,630               --          75,617
                                                                 -----------      -----------     -----------
                                                                   1,564,404        1,374,629       1,044,196
                                                                 -----------      -----------     -----------

Operating income                                                      49,161          159,281          74,124
Interest income and other, net (*)                                    19,298           22,286          10,734
                                                                 -----------      -----------     -----------

Income before income taxes                                            68,459          181,567          84,858
Income taxes                                                          73,520          115,181          78,880
                                                                 -----------      -----------     -----------

Net (loss) income                                                $    (5,061)     $    66,386     $     5,978
                                                                 ===========      ===========     ===========

Basic (loss) earnings per share                                  $     (0.02)     $      0.30     $      0.03
                                                                 ===========      ===========     ===========

Diluted (loss) earnings per share                                $     (0.02)     $      0.29     $      0.03
                                                                 ===========      ===========     ===========

Basic weighted average number of shares outstanding                  220,361          222,002         212,005
                                                                 ===========      ===========     ===========

Diluted weighted average number of shares outstanding                220,361          226,832         216,935
                                                                 ===========      ===========     ===========

(*) See Note 4.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                                     Accumulated
                            Ordinary Shares  Additional                 Other                                    Total
                            ---------------   Paid-in    Treasury   Comprehensive    Unearned    Accumulated  Shareholders'
                            Shares   Amount   Capital     Stock        Income      Compensation    Deficit       Equity
                                                                        (Loss)
                            -------  ------  ----------  ---------  -------------  ------------  -----------  -------------
BALANCE AS OF OCTOBER 1,
1999                        198,800  $3,181  $  489,099  $      --  $      (1,157) $     (3,830) $  (363,556) $     123,737
Comprehensive income:
  Net income                     --      --          --         --             --            --        5,978          5,978
  Decrease in unrealized
     loss on derivative
     instruments, net of
     $1,000 tax                  --      --          --         --          2,333            --           --          2,333
  Increase in unrealized
     loss on cash
     equivalents income,
     net of $(7) tax             --      --          --         --            (17)           --           --            (17)
                                                                                                              -------------
  Comprehensive income                                                                                                8,294
                                                                                                              -------------
Employee stock options
   exercised                  2,058      33      21,327         --             --            --           --         21,360
Tax benefit of stock
   options exercised             --      --      10,825         --             --            --           --         10,825
Issuance of Ordinary
   Shares related to
   acquisitions, net         20,307     325   1,263,330         --             --            --           --      1,263,655
Stock options granted            --      --         235         --             --            --           --            235
Amortization of unearned
   compensation                  --      --          --         --             --         2,666           --          2,666
                            -------  ------  ----------  ---------  -------------  ------------  -----------  -------------
BALANCE AS OF SEPTEMBER
   30, 2000                 221,165   3,539   1,784,816         --          1,159        (1,164)    (357,578)     1,430,772
Comprehensive income:
  Net income                     --      --          --         --             --            --       66,386         66,386
  Decrease in unrealized
     gain on derivatives,
     net of $(3,891) tax         --      --          --         --         (9,078)           --           --         (9,078)
  Increase in unrealized
     gain on cash
     equivalents and
     short-term interest-
     bearing investments,
     net of $659 tax             --      --          --         --          1,537            --           --          1,537
                                                                                                              -------------
  Comprehensive income                                                                                               58,845
                                                                                                              -------------
Employee stock options
   exercised                  1,463      21      13,946         --             --            --           --         13,967
Tax benefit of stock
   options exercised             --      --       7,345         --             --            --           --          7,345
Stock options granted            --      --         183         --             --            --           --            183
Amortization of unearned
   compensation                  --      --          --         --             --           979           --            979
                            -------  ------  ----------  ---------  -------------  ------------  -----------  -------------
BALANCE AS OF SEPTEMBER
   30, 2001                 222,628   3,560   1,806,290         --         (6,382)         (185)    (291,192)     1,512,091
Comprehensive income:
  Net loss                       --      --          --         --             --            --       (5,061)        (5,061)
  Decrease in unrealized
     loss on foreign
     currency hedging
     contracts, net of
     $1,357 tax                  --      --          --         --          2,682            --           --          2,682
  Decrease in unrealized
     loss on cash
     equivalents and
     short-term interest-
     bearing investments,
     net of $1,336 tax           --      --          --         --          3,592            --           --          3,592
                                                                                                              -------------
  Comprehensive income                                                                                                1,213
                                                                                                              -------------
Employee stock options
   exercised                    687      12       5,149         --             --            --           --          5,161
Tax benefit of stock
   options exercised             --      --       6,808         --             --            --           --          6,808
Expense related to vesting
   of stock options              --      --          98         --             --            --           --             98
Repurchase of shares         (7,732)     --          --   (109,281)            --            --           --       (109,281)
Amortization of unearned
   compensation                  --      --          --         --             --           185           --            185
                            -------  ------  ----------  ---------  -------------  ------------  -----------  -------------
BALANCE AS OF SEPTEMBER
   30, 2002                 215,583  $3,572  $1,818,345  $(109,281) $        (108) $         --  $  (296,253) $   1,416,275
                            =======  ======  ==========  =========  =============  ============  ===========  =============

As of September 30, 2002, 2001 and 2000, accumulated other comprehensive income
(loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $(5,220), $(7,902) and $1,176 and unrealized gain (loss) on cash equivalents and short-term interest-bearing investments, net of tax, of $5,112, $1,520 and $(17), as of September 30, 2002, 2001 and 2000, respectively.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                YEAR ENDED SEPTEMBER 30,
                                                         ---------------------------------------
                                                           2002           2001           2000
                                                         ---------      ---------      ---------
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss) income                                        $  (5,061)     $  66,386      $   5,978
Reconciliation of net (loss) income to net cash
   provided by operating activities:
     Depreciation and amortization                         309,821        282,625        155,359
     Adjustment to the basis of investments                  5,500          6,750             --
     In-process research and development expenses           17,400             --         70,319
     Loss on sale of equipment                                 549            593            148
     Gain on repurchase of convertible notes                (6,012)            --             --
     Deferred income taxes                                  (1,665)         5,018         (1,196)
     Tax benefit of stock options exercised                  6,808          7,345         10,825
     Unrealized other comprehensive income (loss)            8,967        (10,773)         3,309
Net changes in operating assets and liabilities,
   net of amounts acquired:
   Accounts receivable                                      97,055       (121,751)       (29,763)
   Prepaid expenses and other current assets               (22,992)        (3,718)       (12,408)
   Other noncurrent assets                                  (9,875)        (7,826)       (10,861)
   Accounts payable and accrued expenses                    (2,461)        71,772         38,852
   Deferred revenue                                        (21,253)         6,487         24,313
   Income taxes payable                                     (4,798)        20,703         16,071
   Noncurrent liabilities and other                         40,293         14,376         16,642
                                                         ---------      ---------      ---------
Net cash provided by operating activities                  412,276        337,987        287,588
                                                         ---------      ---------      ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and
   leasehold improvements                                    1,795          2,062          1,280
Payments for purchase of equipment, vehicles,
   leasehold improvements and other                        (58,562)       (91,891)       (62,740)
Purchase of short-term interest-bearing
   investments, net                                       (344,095)      (237,069)            --
Investment in noncurrent assets                            (39,584)       (12,291)        (9,000)
Net cash (paid for) acquired in acquisitions              (213,180)            --         67,791
                                                         ---------      ---------      ---------
Net cash used in investing activities                     (653,626)      (339,189)        (2,669)
                                                         ---------      ---------      ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised               5,161         13,967         21,360
Repurchase of shares                                      (109,281)            --             --
Repurchase of convertible notes                            (48,934)            --             --
Payments under short-term finance arrangements                  --        (20,000)      (284,464)
Borrowings under short-term finance arrangements                --             --        301,933
Net proceeds from issue of long-term convertible
   notes                                                        --        488,000             --
Principal payments on capital lease obligations            (11,939)       (10,067)        (6,622)
                                                         ---------      ---------      ---------
Net cash (used in) provided by financing activities       (164,993)       471,900         32,207
                                                         ---------      ---------      ---------
Net (decrease) increase in cash and cash equivalents      (406,343)       470,698        317,126
Cash and cash equivalents at beginning of year             872,998        402,300         85,174
                                                         ---------      ---------      ---------
Cash and cash equivalents at end of year                 $ 466,655      $ 872,998      $ 402,300
                                                         =========      =========      =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 AMDOCS LIMITED
               CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONTINUED)
                                 (IN THOUSANDS)

                                                                     YEAR ENDED SEPTEMBER 30,
                                                          ------------------------------------------------
                                                             2002              2001               2000
                                                          -----------       -----------        -----------
SUPPLEMENTARY CASH FLOW INFORMATION
Interest and Income Taxes Paid
   Cash paid for:
     Income taxes, net of refunds                         $    75,371       $    77,429        $    49,262
     Interest                                                  11,221             2,901              2,614

NON-CASH INVESTING AND FINANCING ACTIVITIES

         Capital lease obligations of $2,245, $13,116 and $15,732 were incurred during the years ended September 30, 2002, 2001 and 2000, respectively, when the Company (as defined below) entered into lease agreements for vehicles.

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

                                 AMDOCS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1 - NATURE OF ENTITY

         Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one business segment, providing business support systems and related services primarily for the communications industry. The Company designs, develops, markets, supports, operates and provides outsourcing of information system solutions primarily to leading communications companies throughout the world.

         The Company is a Guernsey corporation, which directly or indirectly holds several wholly owned subsidiaries in the Asia-Pacific region, Europe, Israel, Latin America and North America. The majority of the Company's customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company's main production and operating facilities are located in Israel, the United States (U.S.), Cyprus, Canada and Ireland.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

CONSOLIDATION

         The financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

FUNCTIONAL CURRENCY

         As the U.S. dollar is the predominant currency by which the Company's revenue and expenses are denominated, the U.S. dollar is the functional currency for the Company and its subsidiaries.


CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

INVESTMENTS

         When excess funds are available, the Company invests in short-term interest-bearing investments. The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of treasury notes, federal agency securities, corporate bonds and money market funds, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


and are reflected, net of tax, as "other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

         From time to time the Company also has made certain investments in non-publicly traded companies. These investments are included in other noncurrent assets in the Company's balance sheet and are generally carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying values if necessary.

EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS

         Equipment, vehicles and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which ranges from 2 to 10 years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

GOODWILL AND OTHER INTANGIBLE ASSETS

         The total purchase price of product line or business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Goodwill associated with acquisitions completed prior to July 1, 2001 was amortized on a straight-line basis over its estimated useful life. For future goodwill amortization, see the discussion below under the caption "Adoption of New Accounting Standards".

         Other intangible assets consist primarily of purchased computer software, intellectual property rights, core technology and customer arrangements.

         Purchased computer software is reported at the lower of amortized cost or net realizable value, and is amortized over its estimated useful life based on the pro-rata amount of the future revenue expected to be realized from the software. This accounting policy results in accelerated amortization of purchased computer software as compared to the straight-line method.

         Intellectual property rights, core technology, workforce-in-place and customer arrangements acquired by the Company are amortized over their estimated useful lives on a straight-line basis.

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


          Through the end of fiscal 2002, the Company considered whether there are indicators of impairment that would require the comparison of the estimated net realizable value of goodwill and other intangible assets to their carrying value under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Any impairment would be recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

COMPREHENSIVE INCOME

         The Company accounts for comprehensive income under the provisions of SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and display of comprehensive income and its components. Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

CONVERTIBLE NOTES

         The Company presents the outstanding principal amount of the convertible notes as part of noncurrent liabilities. Accrued interest on the convertible notes is included in "accounts payable and accrued expenses". The Company amortizes the issuance cost related to the convertible notes on a straight-line basis over the term of the convertible notes. Gain or loss on repurchase of convertible notes represents the difference between the principal amount and the purchase price. Such gain, aggregating $6,012, is included in "interest income and other, net". The unamortized issuance cost calculated on a pro-rata basis, related to the repurchased convertible notes, is included in "interest income and other, net".

TREASURY STOCK

         The Company repurchases its Ordinary Shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

INCOME TAXES

         The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect (under applicable laws at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. In the event that a valuation allowance relating to a business acquisition is subsequently reduced, the adjustment will reduce the original amount allocated to goodwill.

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


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

REVENUE RECOGNITION

         The Company usually sells its software as part of an overall solution offered to a customer, in which significant customization and modification to the Company's software is required. As a result, revenue generally is recognized over the course of these long-term projects in conformity with Accounting Research Bulletin ("ARB") No. 45 "Long Term Construction-Type Contracts", Statement of Position ("SOP") 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and SOP 97-2 "Software Revenue Recognition". Losses are recognized on contracts in the period in which the loss is identified in accordance with SOP 81-1. Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of the specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and modification, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that does not require significant customization and modification, is recognized upon delivery, in accordance with the principles emphasized in Staff Accounting Bulletin ("SAB") 101 "Revenue Recognition in Financial Statements" and SOP 97-2. In outsourcing contracts, revenue from operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery, and recorded at gross or net amount according to the criteria established in Emerging Issues Task Force ("EITF") 99-19 "Recording Revenue Gross as a Principal versus Net as an Agent" and SAB 101. Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less. As a result of a substantial portion of the Company's revenue being subject to the percentage of completion accounting method, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

         Many of the Company's agreements include multiple obligations. For these multiple elements arrangements, the fair value of each component is determined based on specific objective evidence for that element and revenue is allocated to each component based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above.

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


         Deferred revenue represents billings to customers for licenses, services and third-party products for which revenue has not been recognized. Unbilled accounts receivable include all amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Allowances that are netted against accounts receivable, represent amounts provided for accounts which their collectibility is not reasonably assured.

         Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10 percent of total revenue in each of fiscal 2002, 2001 and 2000.

COST OF LICENSE AND COST OF SERVICE

         Cost of license and service consists of all costs associated with providing services to customers, including identified losses on contracts and warranty expense. Estimated losses on contracts are recognized in the period in which the loss is identified in accordance with SOP 81-1. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes royalty payments to software suppliers, amortization of purchased computer software and intellectual property rights.

         Included in cost of service are costs of third-party products associated with reselling third-party computer hardware and software products to customers, when revenue from third-party products is recorded at the gross amount. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.

RESEARCH AND DEVELOPMENT

         Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, either in conjunction with customer projects or as part of the Company's internal product development programs. Research and development costs, which are incurred in conjunction with a customer project, are expensed as incurred.

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

STOCK-BASED COMPENSATION

         The Company accounts for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant. See Note 18 for pro forma disclosures required in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". Compensation expenses that are deductible in a tax return in a period different from the one in which they are reported as expenses in measuring net income are temporary differences that result in deferred taxes. To the extent that compensation is not recorded for stock-based compensation, the benefit of the related tax deduction is recorded as an increase to additional paid-in capital in the period of the tax reduction.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, short-term financing arrangements, forward exchange contracts, lease obligations and convertible notes. In view of their nature, the fair value of the financial instruments, excluding the convertible notes (for which the fair value at September 30, 2002 is approximately $400,000), included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts.

CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated securities with major U.S. institutions. The Company does not expect any credit losses with respect to these items. The Company's revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company's business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral.

EARNINGS PER SHARE

         The Company accounts for earnings per share based on SFAS No. 128 "Earnings per Share". SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding stock options using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method.

DERIVATIVES AND HEDGING

         The Company accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

RECLASSIFICATIONS

         Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

ADOPTION OF NEW ACCOUNTING STANDARDS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets".

         SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.

         SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

         Other intangible assets, such as workforce-in-place, will be reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

         Effective October 1, 2002 the Company will adopt SFAS No. 142. Subsequent to the adoption of the new rules, the Company will perform the first of the required periodic impairment tests of goodwill and intangible assets recorded as of October 1, 2002. Thereafter, a periodic impairment test will be performed at least annually. The Company has not yet determined what the effect of these tests will be on its earnings and financial position. The Company recorded $204,561, $204,566 and $104,268, of goodwill and

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


workforce-in-place amortization during the years ended September 30, 2002, 2001 and 2000, respectively.

         Set forth below is the effect of non-amortization of goodwill and workforce-in-place:

                                                                     YEAR ENDED SEPTEMBER 30,
                                                          ---------------------------------------------
                                                             2002              2001               2000
                                                          ---------         ---------         ---------
         Reported net (loss) income                       $  (5,061)        $  66,386         $   5,978
         Add back: goodwill and workforce-in-place
          amortizations                                     204,561           204,566           104,268
         Attributable tax effect                             (2,717)           (2,717)           (2,088)
                                                          ---------         ---------         ---------
         Adjusted net income                              $ 196,783         $ 268,235         $ 108,158
                                                          =========         =========         =========
         Adjusted basic earnings per share                $    0.89         $    1.21         $    0.51
                                                          =========         =========         =========
         Adjusted diluted earnings per share              $    0.88         $    1.18         $    0.50
                                                          =========         =========         =========

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates previous requirements to classify gains and losses from extinguishment of debt as extraordinary items in earnings. Gains or losses from extinguishment of debt for fiscal years beginning after May 15, 2002 shall not be classified as extraordinary items unless certain provisions are met. Early adoption was encouraged. The Company adopted SFAS No. 145 in the fourth quarter of fiscal 2002 in connection with the gain related to the repurchase of its convertible notes. See Note 12.


USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - ACQUISITIONS

ITDS

         On November 30, 1999, the Company acquired International Telecommunication Data Systems, Inc. ("ITDS"), a leading provider of solutions to communications companies for outsourcing of billing operations. The total purchase price of $189,034, based on a per share price of $28.25 for the Company's Ordinary Shares, consisted of the issuance of 6,461 Ordinary Shares, the grant of options to purchase 1,103 Ordinary Shares and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in the Company's balance sheet and the results of ITDS' operations are included

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


in the Company's consolidated statement of income, commencing on December 1, 1999. The value of acquired technology, which was independently determined, included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method, which considered the present value of cash flows by product lines. The fair value of core technology was valued at $12,342 and was fully amortized over approximately two years commencing on December 1, 1999. Purchased in-process research and development, valued at $19,876, was charged as an expense immediately following the completion of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"), since this technology had not reached technological feasibility and had no alternative use. This technology required additional development, coding and testing efforts before technological feasibility could be determined. The fair value of customer base was valued at $647 and the fair value of workforce-in-place was valued at $5,407, each of which is being amortized over five years commencing on December 1, 1999. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, of $70,895 is being amortized over 15 years commencing on December 1, 1999. Effective October 1, 2002, SFAS No. 142 will be adopted by the Company. Under SFAS No. 142, amortization of goodwill will cease for acquisitions completed prior to July 1, 2001. As a result, commencing fiscal 2003, goodwill related to the ITDS acquisition will no longer be amortized, but will be subject to periodic impairment tests. Other intangible assets, such as workforce-in-place, will be reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

SOLECT

         On April 5, 2000, the Company acquired Solect Technology Group Inc. ("Solect"), a leading provider of customer care and billing software to IP service providers. Under the terms of the combination agreement, all then outstanding Solect common shares were exchanged for shares of a newly issued class of exchangeable shares of Solect. The Solect exchangeable shares entitle holders to dividends and other rights economically equivalent to the Company's Ordinary Shares, including the right, through a voting trust, to vote at the Company's shareholder meetings, and are exchangeable at the option of holders into the Company's Ordinary Shares on a one-for-one basis. The total purchase price of $1,087,711, based on a per share price of $69.875 for the Company's Ordinary Shares, included the issuance of 13,846 exchangeable shares, the grant of options to purchase 1,654 Ordinary Shares, as well as transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of Solect's assets and liabilities has been included in the Company's balance sheet and the results of Solect's operations are included in the Company's consolidated statement of income, commencing on April 6, 2000. The value of acquired technology, which was independently determined, included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


lines. The fair value of core technology was valued at $18,259 and was fully amortized over two years commencing on April 6, 2000. Purchased in-process research and development, valued at $50,443, was charged as an expense immediately following the completion of the acquisition in accordance with FIN 4, since this technology had not reached technological feasibility and had no alternative use. This technology required varying additional development, coding and testing efforts before technological feasibility could be determined. The fair value of customer base was valued at $1,211 and the fair value of workforce-in-place was valued at $3,259, each of which is being amortized over three years commencing on April 6, 2000. The excess of the purchase price over the fair value of net assets acquired, or goodwill, of $985,271 is being amortized over five years commencing on April 6, 2000. As a result of the adoption of SFAS No. 142, commencing fiscal 2003, goodwill related to the Solect acquisition will no longer be amortized, but will be subject to periodic impairment tests. Other intangible assets, such as workforce-in-place, will be reclassified as goodwill, according to SFAS No. 141's new definition of intangible assets.

         Set forth below is the unaudited pro forma revenue, operating income, net loss and loss per share figures for the year ended September 30, 2000, as if ITDS and Solect had been acquired as of October 1, 1998, excluding the write-off of purchased in-process research and development and other indirect acquisition-related costs:

                                                         YEAR ENDED
                                                     SEPTEMBER 30, 2000
                                                     ------------------
       Revenue                                           $1,152,783
       Operating income                                      41,516
       Net loss                                             (25,516)
       Basic loss per share                                   (0.12)
       Diluted loss per share                                 (0.12)

CLARIFY

         On November 28, 2001, the Company purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. This acquisition positioned the Company as a leading provider of CRM software to the communications industry and, through the addition of Clarify's CRM software to the Company's Business Support Systems offerings, reinforced the Company's leadership in delivering a comprehensive portfolio of business software applications. Following the acquisition, the Company has continued to sell Clarify's CRM software to customers other than communications service providers, although this is not the focus of the Company's business and, as a result, it believes that revenue from such customers will slightly increase over time. The aggregate initial purchase price for Clarify as of September 30, 2002 was $212,000 in cash, including transaction costs of $8,250. The purchase price was subject to final price adjustments that

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


were settled in October 2002 and resulted in an $11,265 reduction of the purchase price to $200,735 in the first quarter of fiscal 2003. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Clarify's assets and liabilities has been included in the Company's balance sheet and the results of Clarify's operations are included in the Company's consolidated statements of operations, commencing on November 29, 2001. The Company obtained a valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $65,600 of acquired identifiable intangible assets, $17,400 was assigned to in-process research and development and was written off as of the closing date of the acquisition, in accordance with FIN 4. The fair value assigned to core technology was $13,400 and is being amortized over two years commencing on November 29, 2001. The fair value assigned to customer arrangements was $34,800 and is being amortized over three years commencing on November 29, 2001.The excess of the purchase price over the fair value of the net assets acquired, or goodwill, as of September 30, 2002, was $161,258, of which $156,478 is tax deductible. The amount assigned to goodwill was subject to possible purchase price adjustments and other contingencies, which were settled in October 2002, as discussed above. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. Under the transition provisions of SFAS No. 142, goodwill for acquisitions prior to July 1, 2001 will continue to be amortized only through September 30, 2002. As a result, goodwill associated with the acquisition of Clarify is not amortized, while goodwill associated with other acquisitions by the Company will be amortized only through the end of fiscal 2002.

         The following is the preliminary allocation of the purchase price and deferred tax liability:

        Net liabilities acquired                                 $  (11,987)
        Core technology                                              13,400
        Customer arrangements                                        34,800
        In-process research and development                          17,400
        Deferred tax liability                                       (2,871)
        Goodwill                                                    161,258
                                                                 ----------
                                                                 $  212,000
                                                                 ==========

         As discussed above, the purchase price was subject to final price adjustments that were settled in October 2002. The purchase price allocation above is not final and will be affected by these adjustments.

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


         Set forth below is the unaudited pro forma revenue, operating income, net income (loss) and per share figures for the years ended September 30, 2002 and 2001, as if Clarify had been acquired as of October 1, 2000, excluding the write-off of purchased in-process research and development:

                                                        YEAR ENDED SEPTEMBER 30,
                                                  -----------------------------------
                                                      2002                   2001
                                                  -------------          ------------
       Revenue                                    $   1,633,565          $  1,776,063
       Operating income                                  54,962                27,218
       Net income (loss)                                  2,753               (33,521)
       Basic earnings (loss) per share                     0.01                 (0.15)
       Diluted earnings (loss) per share                   0.01                 (0.15)

         As a result of SFAS No. 142, goodwill associated with acquisitions completed after June 30, 2001 is not amortized and, accordingly, the pro forma information above reflects no amortization of goodwill related to the Clarify acquisition.

NOTE 4 - RELATED PARTY TRANSACTIONS

         The following related party balances are included in the balance sheets:

                                                                                AS OF SEPTEMBER 30,
                                                                          -------------------------------
                                                                              2002               2001
                                                                          ------------      -------------
          Accounts receivable, including unbilled of $100 and $4,479
            in 2002 and 2001, respectively                                $     55,458      $     104,096
          Prepaid expenses and other current assets (1)                          1,550                  -
          Other noncurrent assets (2)                                           48,453             10,091

     --------------------

         (1) Consists of interest receivable accrued on convertible debentures issued to the Company by Certen Inc. ("Certen"), a company formed by Bell Canada and the Company in January 2001.

         (2) Consists of an investment in Certen in equity and convertible debentures. The investment in Certen is accounted for under the cost method, based on the Company's 10% ownership of Certen. As part of its original commitment, the total additional financial investment the Company will be making in Certen is approximately $5,000, translated from Canadian dollars, which is the functional currency for the Certen transaction. The Company's exposure to currency fluctuation with respect to the convertible debenture component of this investment has been substantially hedged.

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


         The Company licenses software and provides computer systems integration and related services to affiliates of SBC Communications, Inc., including Certen. The following related party revenue is included in the statements of operations:

                                                                   YEAR ENDED SEPTEMBER 30,
                                                     ----------------------------------------------------
                                                           2002               2001               2000
                                                     -------------        ------------      -------------
       Revenue:
           License                                   $      30,551        $     37,356      $      15,888
           Service                                         314,341             264,278            144,859

         The following related party expenses are included in the statements of operations:

                                                                       YEAR ENDED SEPTEMBER 30,
                                                            --------------------------------------------
                                                                2002             2001             2000
                                                            -----------      -----------       ---------
       Operating expenses (1):
           Cost of service                                  $     2,642      $     3,232       $   2,814
           Selling, general and administrative                      336              663             700

       Interest income and other, net  (2)                        1,886               89               -

     --------------------

         (1) The Company leases office space on a month-to-month basis and purchases other miscellaneous support services from affiliates of a certain shareholder.

         (2) Represents interest and exchange rate differences, net of hedging, on the convertible debentures issued in connection with the Certen transaction. Absent hedging, these amounts would be $1,402, $89 and $0 for the years ended September 30, 2002, 2001 and 2000, respectively.

NOTE 5 - SHORT-TERM INTEREST-BEARING INVESTMENTS

         Short-term interest-bearing investments consisted of the following:

                                                      AMORTIZED COST                      MARKET VALUE
                                                    AS OF SEPTEMBER 30,                AS OF SEPTEMBER 30,
                                               ----------------------------       ---------------------------
                                                   2002             2001             2002             2001
                                               ----------        ----------       ----------       ----------
      Federal agencies                         $  110,743        $  192,095       $  112,092       $  193,537
      U.S. government treasuries                   77,279                 -           79,276                -
      Corporate bonds                             100,544            29,692          102,646           30,468
      Mortgages (including government and
         corporate)                               254,593                 -          256,027                -
      Municipal bonds                              13,543                 -           13,543                -
      Other                                        17,355            13,053           17,580           13,064
                                               ----------        ----------       ----------       ----------
                                                  574,057           234,840          581,164          237,069
      Allowance for unrealized gain                 7,107             2,229                -                -
                                               ----------        ----------       ----------       ----------
      Total                                    $  581,164        $  237,069       $  581,164       $  237,069
                                               ==========        ==========       ==========       ==========

                                 AMDOCS LIMITED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


         As of September 30, 2002, short-term interest-bearing investments had the following expected maturity dates:

                                            MARKET VALUE
                                            ------------
        2003                                  $280,204
        2004                                   155,887
        2005                                    90,386
        2006                                    44,841
        2007                                     9,846
                                              --------
        Total                                 $581,164
                                              ========



NOTE 6 - ACCOUNTS RECEIVABLE, NET

         Accounts receivable, net consists of the following:

                                                     AS OF SEPTEMBER 30,
                                             ----------------------------------
                                                  2002                 2001
                                             -------------        -------------
          Accounts receivable - billed       $     314,828        $     365,697
          Accounts receivable - unbilled            24,144               23,272
          Less - allowances                        (26,240)              (4,118)
                                             -------------        -------------
          Accounts receivable, net           $     312,732        $     384,851
                                             =============        =============

NOTE 7 - EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

         Components of equipment, vehicles and leasehold improvements, net are:

                                                   AS OF SEPTEMBER 30,
                                                ------------------------
                                                  2002            2001
                                                --------        --------
         Computer equipment                     $211,010        $171,155
         Vehicles furnished to employees          53,696          54,140
         Leasehold improvements                   54,319          49,137
         Furniture and fixtures                   38,672          31,434
                                                --------        --------
                                                 357,697         305,866
         Less accumulated depreciation           196,795         132,171
                                                --------        --------
                                                $160,902        $173,695
                                                ========        ========

         The Company has entered into various arrangements for the leasing of vehicles for periods of five years, carrying interest rates of LIBOR plus an interest rate ranging 0.5% to 0.9% (between 2.29% to 2.69% as of September 30, 2002). The Company has accounted for these as capital leases and amortization costs have been included in depreciation expense. Vehicles under capital lease arrangements had cost of $49,582 and

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


$52,165 with related accumulated depreciation of $21,520 and $15,351 as of September 30, 2002 and 2001, respectively.

         Capital lease payments, excluding interest, due over the next five years are as follows:

     FOR THE YEARS ENDED SEPTEMBER 30,
     ---------------------------------
     2003                                     $  10,347
     2004                                         6,639
     2005                                         6,304
     2006                                         2,079
     2007                                           118


NOTE 8 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

         Goodwill and other intangible assets, net are:



                                                  ESTIMATED               AS OF SEPTEMBER 30,
                                                  USEFUL LIFE       -------------------------------
                                                  (IN YEARS)          2002                  2001
                                                  ----------          ----                  ----
Goodwill (1)(2)                                      5-15           $1,208,469           $1,057,314
Intellectual property rights and purchased
  computer software                                  2-10               91,758               77,358
Other intangible assets                               3-5               47,378               12,403
                                                                    ----------           ----------
                                                                     1,347,605            1,147,075
Less accumulated amortization                                          597,075              358,888
                                                                    ----------           ----------
                                                                    $  750,530           $  788,187
                                                                    ==========           ==========


--------------------
(1) In accordance with SFAS No. 142, goodwill from acquisitions completed after June 30, 2001 is not amortized, but is subject to periodic impairment tests. Under SFAS No. 142, amortization of goodwill will cease, for acquisitions completed prior to July 1, 2001, on October 1, 2002.

(2) In September 2002, the Company recorded an offsetting reduction of the goodwill related to Solect acquisition due to a release of tax valuation allowance. See Note 10.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 9 - OTHER NONCURRENT ASSETS

         Other noncurrent assets consist of the following:

                                                           AS OF SEPTEMBER 30,
                                                         ----------------------
                                                            2002          2001
                                                         --------      --------
Funded employee benefit costs (1)                        $ 40,495      $ 33,624
Noncurrent investments, at cost (2)(3)                      7,596         6,964
Noncurrent investment in convertible debentures (2)        40,857         7,827
Convertible notes issuance cost, net                        5,934        10,667
Restricted cash and cash equivalents (4)                    5,072         4,818
Other                                                      10,225         7,053
                                                         --------      --------
                                                         $110,179      $ 70,953
                                                         ========      ========


--------------------
(1)         See Note 16.

(2) Consists of certain investments in non-publicly traded companies under the cost method, including investment in Certen. In January 2001 the Company and Bell Canada formed Certen to provide customer care and billing solutions to Bell Canada and some of its affiliated companies. Certen is owned 90% by Bell Canada and 10% by the Company. Commencing on the 30-month anniversary of the transaction, convertible debentures issued by Certen to the Company will be convertible into an additional 35% ownership interest in Certen. The relative ownership interests of the Company might further be modified through the exercise of a series of contractual rights, commencing on the 30-month anniversary of the transaction. The Company provides the customer care and billing software required by Certen, including customization, installation, maintenance and other services. The Company accounts for the investment in Certen under the cost method. See Note 4.

(3) In fiscal 2002, the Company recorded pretax charges of $5,500 to adjust the carrying value of two investments, accounted for by the Company under the cost method. In fiscal 2001, the Company recorded pretax charges of $6,750 to adjust the carrying value of four investments, accounted for by the Company under the cost method. Following these adjustments, as of September 30, 2002, the Company had one remaining investment, the investment in Certen, accounted for under the cost method. The Company continues to monitor the economic and financial aspects of its remaining interests in this investment.

(4) The Company was required to maintain restricted cash and cash equivalents balances relating to letters of credit and bank guarantees.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 10 - INCOME TAXES

         The provision for income taxes consists of the following:

                      YEAR ENDED SEPTEMBER 30,
              -----------------------------------------
                2002             2001            2000
              ---------       ---------      ---------
Current       $  75,185       $ 110,163      $  80,076
Deferred         (1,665)          5,018         (1,196)
              ---------       ---------      ---------
              $  73,520       $ 115,181      $  78,880
              =========       =========      =========


         All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

         Deferred income taxes are comprised of the following components:

                                                                         AS OF SEPTEMBER 30,
                                                                        ---------------------
                                                                        2002            2001
                                                                      --------       --------
Deferred tax assets:
  Deferred revenue                                                    $ 23,303       $ 18,033
  Accrued employee costs                                                19,367         20,589
  Intangible assets, computer software and intellectual property        14,790          6,553
  Net operating loss carry forwards                                     22,657         30,358
  Other                                                                 11,899         10,275
  Valuation allowances                                                 (10,704)       (27,907)
                                                                      --------       --------
  Total deferred tax assets                                             81,312         57,901
                                                                      --------       --------
Deferred tax liabilities:
  Anticipated withholdings on subsidiaries' earnings                   (42,149)       (32,730)
  Intangible assets, computer software and intellectual property       (10,007)        (7,410)
  Other                                                                 (8,522)        (2,185)
                                                                      --------       --------
  Total deferred tax liabilities                                       (60,678)       (42,325)
                                                                      --------       --------
Net deferred tax assets                                               $ 20,634       $ 15,576
                                                                      ========       ========

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


         The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                                                            YEAR ENDED SEPTEMBER 30,
                                                          ----------------------------
                                                          2002        2001        2000
                                                          ----        ----        ----
Statutory Guernsey tax rate                                20%         20%         20%
Guernsey tax-exempt status                                (20)        (20)        (20)
Foreign taxes                                              28          30          30
                                                          ----        ----        ----
Income tax rate before effect of
  acquisitions-related costs and restructuring
  charges                                                  28          30          30
Effect of acquisition-related costs                        48          33          19
                                                          ----        ----        ----
Income tax rate before restructuring charges,
  in-process research and development and gain from
  the repurchase of Notes                                  76          63          49
Restructuring charges and in-process research
  development and gain from the repurchase of Notes        31          --          44
                                                          ----        ----        ----
Effective income tax rate                                 107%         63%         93%
                                                          ====        ====        ====

          These high effective tax rates were primarily attributable to amortization of goodwill related to the Company's acquisitions, much of which is not tax deductible. In the year ended September 30, 2002 the Company's effective tax rate was also adversely affected by the fixed non-deductible expenditures representing a larger component of the Company's pretax income.

          As of September 30, 2002, the Company had deferred tax assets of $22,657 derived primarily from Canadian net operating loss carry-forwards. The net operating loss carry-forwards will expire within eight to ten years. Until fiscal 2002 the realization of these assets through future taxable earnings was uncertain, and as a result a valuation allowance was recorded. As of September 30, 2002, the Company estimated that operating losses acquired in the Solect transaction would be realized through future taxable earnings. As a result, related valuation allowance of $8,957 was released as an offsetting reduction of the goodwill recorded in the Solect transaction. The remainder of the valuation allowance of $10,704 is related to Canadian operating losses other than those acquired in the Solect transaction.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 11 - SHORT-TERM FINANCING ARRANGEMENTS

         The Company's financing transactions are described below:

         As of September 30, 2002, the Company had available short-term general revolving lines of credit totaling $40,000. During fiscal 2002 and as of September 30, 2002, there was no outstanding balance under any of these credit lines.

         In addition, as of September 30, 2002, the Company had credit facilities totaling $43,840, limited for the use of letters of credit and bank guarantees from various banks. Outstanding letters of credit and bank guarantees as of September 30, 2002 totaled $24,460. These were mostly supported by a combination of the credit facilities described above and restricted cash balances that the Company maintains with the issuing banks. See Note 9.

NOTE 12 - CONVERTIBLE NOTES

         In May 2001 the Company issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). The Company is obligated to pay interest on the Notes semi-annually on June 1 and December 1 of each year. The Notes are senior unsecured obligations of the Company and rank equal in right of payment with all of existing and future senior unsecured indebtedness of the Company. The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares of the Company at a conversion rate of 10.8587 shares per one thousand dollars principal amount, representing a conversion price of approximately $92.09 per share. The Notes are subject to redemption at any time on or after June 1, 2006, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders' option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to pay the repurchase price in cash, Ordinary Shares or a combination of cash and Ordinary Shares.

         On July 23, 2002, the board of directors authorized the Company to repurchase the Notes, in such amounts, at such prices and at such times considered appropriate. Such repurchases may be made on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws and the terms of the Notes. During the fourth quarter of fiscal 2002, the Company had repurchased $54,946 aggregate principal amount of the Notes at an average price of $890 per $1,000 principal amount, resulting in a gain of $6,012. See Note 14. The Company funded these repurchases, and intends to fund any future repurchases, with available funds. As of September 30, 2002, $445,054 aggregate principal amount of the Notes was outstanding.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 13 - NONCURRENT LIABILITIES AND OTHER

         Noncurrent liabilities and other consist of the following:

                                                      AS OF SEPTEMBER 30,
                                                      --------------------
                                                      2002           2001
                                                    --------      --------
Accrued employees costs                             $ 66,850      $ 62,663
Noncurrent customer advances                          24,146            --
Long-term portion of capital lease obligations        15,138        24,779
Noncurrent forward exchange obligations                   --         2,265
Accrued lease obligations                             14,031         2,166
Other                                                  3,914         1,086
                                                    --------      --------
                                                    $124,079      $ 92,959
                                                    ========      ========


NOTE 14 - INTEREST INCOME AND OTHER, NET

         Interest income and other, net consists of the following:

                                              YEAR ENDED SEPTEMBER 30,
                                      ---------------------------------------
                                         2002           2001            2000
                                      --------       --------       --------
Interest income                       $ 31,856       $ 32,156       $ 14,254
Interest expense                       (16,004)        (8,678)        (2,528)
Gain from repurchase of Notes(*)         6,012             --             --
Other, net                              (2,566)        (1,192)          (992)
                                      --------       --------       --------
                                      $ 19,298       $ 22,286       $ 10,734
                                      ========       ========       ========

--------------------

(*) See Note 12.

NOTE 15 - CONTINGENCIES

Commitments

         The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2002 are as follows:

     FOR THE YEARS ENDED SEPTEMBER 30,
     ---------------------------------
     2003                                                    $    43,794
     2004                                                         40,681
     2005                                                         36,540
     2006                                                         32,945
     2007                                                         23,805
     Thereafter                                                   26,416
                                                             -----------
                                                             $   204,181
                                                             ===========

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


         Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $2,634, $2,681, $1,794, $1,444, $914 and $1,746 for the years ended September 30, 2003, 2004, 2005, 2006, 2007 and thereafter, respectively. Of the $192,968 net operating leases, net of $11,213 of sublease income, $11,087 has been included in accrued restructuring charges as of September 30, 2002.

         Rent expense, including accruals for future lease losses, was approximately $39,141, $40,506 and $20,400 for fiscal 2002, 2001 and 2000, respectively.

Litigation

         Beginning on June 24, 2002, a number of complaints were filed by holders of the Company's Ordinary Shares against the Company and four of its officers and directors, in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The complaints allege violations of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. Each plaintiff seeks to represent a putative class of all purchasers of the Company's Ordinary Shares between July 18, 2000 (or, in some of the complaints, July 24, 2001) and June 20, 2002. The complaints generally allege that, during that period, the Company and the individual defendants made false or misleading statements, in press releases and Securities and Exchange Commission filings, regarding among other things the Company's future prospects, backlog, revenue, gross margin, acquisitions and accounting practices. Each plaintiff seeks unspecified monetary damages and other relief against all defendants. The parties in the New York cases have stipulated to transfer them to the Eastern District of Missouri. The court has not yet appointed a lead plaintiff. The Company disputes the allegations of wrongdoing in these complaints and intends to defend itself vigorously.

NOTE 16 - EMPLOYEE BENEFITS

         The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Severance expenses were approximately $9,953, $17,242 and $17,614 for fiscal 2002, 2001 and 2000, respectively.

            The Company sponsors defined contribution plans covering certain employees in the U.S., U.K. and Canada. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's fiscal 2002, 2001 and 2000 plan contributions were not significant.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 17 - CAPITAL TRANSACTIONS

         The following are details of the Ordinary Shares issued and outstanding:

                                    AS OF SEPTEMBER 30,
                                  ----------------------
                                    2002            2001
                                  -------        -------
Voting Ordinary Shares            220,780        211,849
Non-Voting Ordinary Shares          2,535         10,779
                                  -------        -------
Ordinary Shares issued            223,315        222,628
Less - treasury stock              (7,732)            --
                                  -------        -------
Ordinary Shares outstanding       215,583        222,628
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

         Total proceeds from the exercise of employee stock options amounted to $5,161, $13,967 and $21,360 in fiscal 2002, 2001 and 2000, respectively.

         On November 6, 2001, the Company announced that its board of directors had approved a twelve-month share repurchase program authorizing the repurchase of up to 11,000 Ordinary Shares, or approximately 5% of the Company's outstanding Ordinary Shares as of that date. On April 23, 2002, the Company announced that its board of directors had expanded the existing stock repurchase plan to authorize the purchase of up to 20,000 shares, or approximately 9% of the Company's outstanding Ordinary Shares. Under the program, from time to time through November 2002, the Company was authorized to repurchase shares on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws, and at times and prices considered appropriate by the Company. During fiscal 2002 the Company repurchased 7,732 Ordinary Shares, at an average price of $14.13 per share. The Company funded these repurchases, and intends to fund any future repurchases, with available funds.

NOTE 18 - STOCK OPTION AND INCENTIVE PLAN

         In January 1998, the Company first adopted, and in each of January 1999, January 2000 and January 2001 the Company has amended, the Amdocs Limited 1998 Stock Option and Incentive Plan (the "Plan"). Under the provisions of the Plan, 32,300

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


Ordinary Shares are available to be granted to officers, directors, employees and consultants. Such options fully vest over one to nine years and have a term of ten years.

         On November 30, 1999, the Company issued additional options to purchase 1,103 Ordinary Shares in connection with the acquisition of ITDS to replace issued ITDS options. On April 5, 2000, the Company issued additional options to purchase 1,654 Ordinary Shares in connection with the acquisition of Solect to replace issued Solect options. See Note 3.

         The following table summarizes information about share options, as well as changes during the years ended September 30, 2002, 2001 and 2000:

                                           NUMBER OF       WEIGHTED
                                            SHARE           AVERAGE
                                           OPTIONS       EXERCISE PRICE
                                           ---------     --------------
Outstanding as of October 1, 1999          6,236.9       $  11.75

Granted                                    4,948.7          52.82
Options exchanged in acquisitions          2,756.7          18.24
Exercised                                 (2,057.5)         10.38
Forfeited                                   (656.7)         30.11
                                          ---------
Outstanding as of September 30, 2000      11,228.1          30.62

Granted                                    5,745.2          50.15
Exercised                                 (1,462.8)          9.73
Forfeited                                 (1,359.3)         49.59
                                          ---------
Outstanding as of September 30, 2001      14,151.2          38.89

Granted                                   16,648.5          23.88
Exercised                                   (688.9)          7.49
Forfeited                                 (2,418.8)         44.02
                                          ---------
Outstanding as of September 30, 2002      27,692.0          30.30
                                          =========

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


         The following table summarizes information about share options outstanding as of September 30, 2002:

                            OUTSTANDING AS OF                                                  EXERCISABLE AS OF
                           SEPTEMBER 30, 2002                                                SEPTEMBER 30, 2002
----------------------------------------------------------------------------         --------------------------------
                                                WEIGHTED
                                                AVERAGE
                                               REMAINING            WEIGHTED
                                              CONTRACTUAL            AVERAGE                              WEIGHTED
                            NUMBER                LIFE              EXERCISE           NUMBER             AVERAGE
   EXERCISE PRICE        OUTSTANDING           (IN YEARS)             PRICE          EXERCISABLE       EXERCISE PRICE
   --------------        -----------          -----------           --------         -----------       --------------
$ 0-3.01                   993.9                   5.70               $ 2.02            857.3               $ 1.95
  6.40-18.60             6,163.5                   9.23                 8.70            766.1                11.93
 20.85-28.60             4,238.3                   8.41                26.36            418.7                23.91
 30.94-31.90             6,257.0                   9.20                31.01              4.6                30.94
 33.07-47.25             5,732.8                   8.51                37.63          1,256.6                38.29
 47.90-65.01             3,528.4                   7.98                58.58          1,240.1                58.34
 66.25-78.31               778.1                   7.81                71.04            358.5                71.03


         The weighted average grant-date fair value of the 16,648.5, 5,745.2 and 4,948.7 options granted in fiscal 2002, 2001 and 2000, respectively, amounted to $10.93, $23.07 and $35.71, respectively, per option. The Company utilized the Black-Scholes option-pricing model to estimate fair value, utilizing the following assumptions for the year (all in weighted averages):

                                    YEAR ENDED SEPTEMBER 30,
                                ------------------------------
                                 2002        2001        2000
                                -----       -----       -----
Risk-free interest rate          2.85%       5.15%       5.75%
Expected life of options         2.89        3.26        3.23
Expected annual volatility      0.756       0.660       1.086
Expected dividend yield          None        None        None


         Had compensation cost for the Company's options been determined based on fair value at the grant dates for awards made in fiscal 2002, 2001 and 2000 in accordance with SFAS No. 123, the Company's pro forma net loss and loss per share would have been as follows:

                                                   YEAR ENDED SEPTEMBER 30,
                                      ---------------------------------------------
                                          2002               2001             2000
                                      -----------       -----------     -----------
Pro forma net loss                    $  (115,224)      $    (3,502)    $   (23,022)
Pro forma diluted loss per share            (0.52)            (0.02)          (0.11)

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 19 - (LOSS) EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted
(loss) earnings per share:

                                                                    YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------------
                                                                2002            2001            2000
                                                             ---------       ---------      ---------
Numerator:
    Net (loss) income                                        $  (5,061)      $  66,386      $   5,978
                                                             =========       =========      =========
Denominator:
   Denominator for basic (loss) earnings per share -
     weighted average number of shares outstanding (1)         220,361         222,002        212,005
   Effect of dilutive stock options granted (2)                     --           4,830          4,930
                                                             ---------       ---------      ---------
   Denominator for dilutive (loss) earnings per share -
     adjusted weighted average shares and assumed
     conversions (1)                                           220,361         226,832        216,935
                                                             =========       =========      =========
Basic (loss) earnings per share                              $   (0.02)      $    0.30      $    0.03
                                                             =========       =========      =========
Diluted (loss) earnings per share                            $   (0.02)      $    0.29      $    0.03
                                                             =========       =========      =========


--------------------

(1) The weighted average number of shares outstanding includes exchangeable shares issued to shareholders of Amdocs Canada, Inc. (formerly Solect) pursuant to the Company's acquisition of Solect in April 2000, which are exchangeable for the Company's Ordinary Shares on a one-for-one basis.

(2) Due to net loss, 2,201 anti-dilutive securities are excluded from the computation of diluted average number of shares outstanding.

         The effect of the Notes on diluted (loss) earnings per share was anti-dilutive for the years ended September 30, 2002 and 2001, and therefore was not included in the calculation above. The weighted average effect of the repurchase of Ordinary Shares by the Company has been included in the calculation of basic (loss) earnings per share. See Note 17.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 20 - SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

         The Company and its subsidiaries operate in one business segment, providing business support systems and related services primarily for the communications industry.

     GEOGRAPHIC INFORMATION

         The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                YEAR ENDED SEPTEMBER 30,
                       ------------------------------------------
                           2002            2001            2000
                       ----------      ----------      ----------
     REVENUE
North America          $  999,037      $  825,309      $  510,129
Europe                    466,098         549,106         474,300
Rest of the world         148,430         159,495         133,891
                       ----------      ----------      ----------
Total                  $1,613,565      $1,533,910      $1,118,320
                       ==========      ==========      ==========

LONG-LIVED ASSETS
North America (1)      $  842,782      $  866,846      $1,041,383
Israel (2)                 77,988          88,794          85,518
Rest of the world          60,346          43,571          33,466
                       ----------      ----------      ----------
Total                  $  981,116      $  999,211      $1,160,367
                       ==========      ==========      ==========


--------------------
(1) Primarily goodwill, computer software and intellectual property rights.

(2)         Primarily computers and vehicles.



     REVENUE AND CUSTOMER INFORMATION

         Customer care and billing, customer relationship management or CRM, and order management systems (collectively, "CC&B") include systems for wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and IP services. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic Internet directories.

                         YEAR ENDED SEPTEMBER 30,
               ------------------------------------------
                  2002            2001             2000
               ----------      ----------      ----------
CC&B           $1,439,980      $1,379,654      $  986,553
Directory         173,585         154,256         131,767
               ----------      ----------      ----------
Total          $1,613,565      $1,533,910      $1,118,320
               ==========      ==========      ==========

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     SALES TO SIGNIFICANT CUSTOMERS

         The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

                                                  YEAR ENDED SEPTEMBER 30,
                                                  ------------------------
                                                   2002     2001     2000
                                                   ----     ----     ----
Nextel Communications group                         12%      10%      (*)%
SBC Communications Inc. group, a related party      11       13       13
Vodafone group                                      10       11       14

--------------------
(*) Less than 10 percent of total revenue



NOTE 21 - OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

         In October 2001, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, the Company recorded a nonrecurring charge of $13,311 in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs. In addition, as part of a general effort to reduce costs, the Company has decreased its overall commitments for employee compensation, through a lesser reliance on fixed compensation programs and a greater reliance on discretionary arrangements.

         On June 20, 2002, the Company announced its intention to implement a cost reduction program to reduce costs by approximately 10% in response to a decline of the Company's forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts for the Company than it had expected, as well as smaller than expected initial spending commitments and reduced discretionary spending under the Company's contracts with some of its customers.

         The Company recorded a charge of $20,919 in the fourth quarter of fiscal 2002, consisting primarily of employee separation costs in connection with the elimination of approximately one thousand positions of software and information technology specialists and administrative professionals that have been eliminated by the Company, with the remainder for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, the

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


Company expects to pay substantially all of the remaining accrual balance of the cost reduction program in the first quarter of fiscal 2003.

         These charges are included in "restructuring charges, in-process research and development and other indirect acquisition-related costs" for the year ended September 30, 2002.

         As of September 30, 2002, the remaining restructuring expense reserves were $14,884. The remaining employee separation costs are expected to be paid out through the first quarter of fiscal 2003. Facility related costs are expected to be paid out through April 2012. Actual future cash requirements may differ materially from the accrual as of September 30, 2002, particularly if actual sublease income is significantly different from current estimates.

         A summary of restructuring activities along with respective remaining reserves follows:

                                                                                    Balance as of
                           Restructuring Charges       Cash           Non-cash    September 30, 2002
                           ---------------------       ----           --------    ------------------
                          Plan 1(*)    Plan 2(*)
                          ---------    ---------
Employee separation
  costs                  $  2,530      $ 11,353       $(10,525)      $     --           $  3,357
Facilities                  6,255         7,880         (3,048)            --             11,087
Asset write-offs            4,126         1,584             --         (5,710)                --
Other                         400           102            (62)            --                440
                         --------      --------       --------       --------           --------
                         $ 13,311      $ 20,919       $(13,635)      $ (5,710)          $ 14,884
                         ========      ========       ========       ========           ========


--------------------
(*) Plan 1 refers to the closure of the Stamford facility in the first quarter of fiscal 2002. Plan 2 refers to the cost reduction program implemented in the fourth quarter of fiscal 2002.

For additional cost reduction measures, see Note 24.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 22 - FINANCIAL INSTRUMENTS

         The Company enters into forward contracts to sell foreign currency in order to hedge its exposure associated with some firm commitments from customers in non-U.S. dollar-based currencies and treats these for accounting purposes as fair value hedges. The Company also enters into forward contracts in foreign currency to reduce the exposure associated with estimated receipts from customers and with anticipated costs (primarily personnel costs), in non-U.S. dollar-based currencies and treats these as cash flow hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. Generally, the Company measures the differential between forward rates and spot rates on forward exchange contracts as the inherent ineffectiveness of a hedging arrangement. Accordingly, changes in the fair value of forward exchange contracts, which are classified as fair value hedges, offset the change in the fair value of the hedged item to the extent of the arrangement's effectiveness. The effective portion of the change in the fair value of forward exchange contracts, which are classified as cash flow hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings. Forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to hedge the impact of the variability in exchange rates on certain accounts receivables and investment in Certen convertible debentures denominated in foreign currencies.

         The fair values of the forward derivatives were $(7,125) and $(11,298) on September 30, 2002 and 2001, respectively. The Company currently enters into forward exchange contracts exclusively with major financial institutions.

         During fiscal 2002 and 2001, there were no significant gains or losses recognized in earnings for hedge ineffectiveness, and the Company did not recognize in earnings any significant gains or losses resulting from a hedged firm commitment that no longer qualified as a fair value hedge. During fiscal 2002, the Company recognized in earnings $25 loss resulting from hedged forecasted cash flows that no longer qualified as cash flow hedges.

         Derivatives gains and losses, that are included in other comprehensive income, are reclassified into earnings at the time the forecasted revenue or operation expenses are recognized. The Company estimates that a $4,874 derivative net loss included in other comprehensive income will be reclassified into earnings within the next twelve months.

                                 AMDOCS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 23 - SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following are details of the unaudited quarterly results of operations for the three months ended:

                                           SEPTEMBER
                                              30,           JUNE 30,        MARCH 31,    DECEMBER 31,
                                           ---------       ---------       ---------     ------------
2002 (*)
Revenue                                    $ 355,520       $ 380,135       $ 455,269      $ 422,641
Operating (loss) income                      (25,385)          2,503          50,813         21,229
Net (loss) income                             (8,986)        (26,851)         26,441          4,334
Basic and diluted (loss) earnings per
  share                                        (0.04)          (0.12)           0.12           0.02

2001
Revenue                                    $ 415,447       $ 404,007       $ 372,289      $ 342,167
Operating income                              49,529          44,864          37,356         27,532
Net income                                    19,905          18,492          15,413         12,576
Basic and diluted earnings per share            0.09            0.08            0.07           0.06


--------------------
(*) In fiscal 2002, the fiscal quarters ended December 31, 2001 and September 30, 2002 included restructuring charges, purchased in-process research and development expense and gain from the repurchase of Notes of $30,711, $20,919 and $6,012, respectively.

NOTE 24 - SUBSEQUENT EVENT

         On November 27, 2002 the Company announced a series of measures designed to reduce costs and improve productivity. As part of this plan, the Company will reduce its workforce by approximately 400 positions out of a total workforce of 9,000 employees. The reductions will be from different centers around the world. In addition, the Company will implement other cost reduction measures, including travel cuts and reductions in other discretionary costs.

VALUATION AND QUALIFYING ACCOUNTS

                                                      Additions
------------------------------------------------------------------------------------------------------------
Description               Balance at      Charged to    Charged to other       Deductions      Balance at
                          beginning of    costs and     accounts                               end of period
                          period          expenses
------------------------------------------------------------------------------------------------------------
Accounts receivable         4,118            --             22,859(*)               (737)             26,240
allowances
Valuation allowances       27,907            --                 --               (17,203)             10,704

(*) Includes accounts receivable allowance of $13,777 acquired as part of the acquisition of Clarify.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
1.        Memorandum and Articles of Association of Amdocs Limited
          (incorporated by reference to Exhibits 3.1 and 3.2 to
          Amdocs' Registration Statement on Form F-1 dated June 19,
          1998; Registration No. 333-8826)



2.a.1     Indenture dated May 30, 2001 between Amdocs and United
          States Trust Company of New York (incorporated by reference to Exhibit 4.1 to Amdocs' Form 6-K dated May 31, 2001)



2.a.2     Registration Rights Agreement dated May 30, 2001 between
          Amdocs and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.2 to Amdocs' Form 6-K dated May 31, 2001)



3.        Voting and Exchange Trust Agreement dated as of April 5,
          2000 among Amdocs Limited, Amdocs (Denmark) ApS., Amdocs
          Holdings ULC, Solect Technology Group Inc. and The Trust
          Company of Bank of Montreal (incorporated by reference to Exhibit 3 to Amdocs' Annual Report on Form 20-F for the fiscal year ended September 30, 2000



4.a.1 Agreement and Plan of Merger dated as of September 3, 1999 among Amdocs Limited, Ivan Acquisition Corp. and
          International Telecommunication Data Systems, Inc.
          (incorporated by reference to Exhibit 2.1 to Amdocs' Current
          Report on Form 6-K dated September 10, 1999)



4.a.2     Combination Agreement dated as of February 28, 2000 among
          Amdocs Limited, Solect Technology Group Inc., Amdocs
          (Denmark) ApS. and Amdocs Holdings ULC (incorporated by reference to Exhibit 2.1 to Amdocs' Current Report on Form
          6-K dated March 3, 2000)



4.a.3     Acquisition Agreement dated as of October 1, 2001, between
          Amdocs Limited and Nortel Networks Corporation.
          (incorporated by reference to Exhibit 2.1 to Amdocs' Current
          Report on Form 6-K dated October 10, 2001)



4.b.1     Information Technology Services Agreement between Amdocs,
          Inc. and SBC Services, Inc. dated January 9, 2003
          (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission)



4.c.1 Amdocs Limited 1998 Stock Option and Incentive Plan, as amended January 24, 2001 (incorporated by reference to Exhibit 4 to Amdocs' Registration Statement on Form S-8
          dated April 6, 2001; Registration No. 333-58454)



8.        Subsidiaries of Amdocs Limited



10.a.1    Consent of Ernst & Young LLP



10.a.2    Certification of Chief Executive Officer and Chief Financial
          Officer