Form 20-F
period 2003-09-30
AMDOCS LTD
filed 2003-12-24
CIK 1062579

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
              FOR THE TRANSITION PERIOD FROM ________ TO ________.

                           COMMISSION FILE NUMBER 1-14840

                                 AMDOCS LIMITED
        ---------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

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

     Securities registered or to be registered pursuant to Section 12(b) of the
Act:

      TITLE OF EACH CLASS              NAME OF EXCHANGE ON WHICH REGISTERED
      -------------------              ------------------------------------
Ordinary Shares, par value L0.01          New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the
Act:

                                      NONE
        ---------------------------------------------------------------

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE
        ---------------------------------------------------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares, par value L0.01                              216,057,098(1)
(Title of class)                                              (Number of shares)

---------------
(1) Net of 7,732,500 shares held in treasury. Does not include (a) 25,314,760 ordinary shares reserved for issuance upon exercise of options granted under our stock option plan, (b) 250,930 ordinary shares reserved for issuance upon exercise of options granted by companies we have acquired, and (c) 4,348,410 ordinary shares reserved for issuance upon conversion of our 2% Convertible Notes due June 1, 2008. As of September 30, 2003, 4,126,299 ordinary shares remained available for future option grants under our stock option plan.

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

     Indicate by check mark which financial statement item the registrant has selected to follow.
                     Item 17 [ ]               Item 18 [X]

                                 AMDOCS LIMITED
                            ------------------------

                                   FORM 20-F

           ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003
                            ------------------------

                                     INDEX

                                   PART I

Item 1.    Identity of Directors, Senior Management and Advisors.......    3
Item 2.    Offer Statistics and Expected Timetable.....................    3
Item 3.    Key Information.............................................    3
Item 4.    Information on the Company..................................   14
Item 5.    Operating and Financial Review and Prospects................   26
Item 6.    Directors, Senior Management and Employees..................   45
Item 7.    Major Shareholders and Related Party Transactions...........   52
Item 8.    Financial Information.......................................   53
Item 9.    The Offer and Listing.......................................   54
Item 10.   Additional Information......................................   54
Item 11.   Quantitative and Qualitative Disclosure about Market Risk...   62
Item 12.   Description of Securities Other than Equity Securities......   64

                                  PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.............   64
Item 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds.............................................   64
Item 15.   Controls and Procedures.....................................   64
Item 16A.  Audit Committee Financial Expert............................   64
Item 16B.  Code of Ethics..............................................   64
Item 16C.  Principal Accountant Fees and Services......................   64
Item 16D.  Exemption From the Listing Standards for Audit Committees...   65

                                  PART III

Item 17.   Financial Statements........................................   65
Item 18.   Financial Statements........................................   65
Item 19.   Exhibits....................................................   66

     Unless the context otherwise requires, all references in this Annual Report on Form 20-F to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. Our consolidated financial statements are prepared in accordance with U.S. GAAP and are expressed in U.S. dollars. References to "dollars" or "$" are to U.S. dollars. Our fiscal year ends on September 30 of each year. References to any specific financial year refer to the year ended September 30 of the calendar year specified.

     We own or have rights to trademarks or trade names that we use in conjunction with the sale of our products and services, including, without limitation, each of the following: Amdocs(TM), Ensemble(TM), AmdocsEnabler(TM) and Clarify(TM).

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

     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth below under the caption "Risk Factors".

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     Our historical consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2003 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent auditors. You should read the information presented below in conjunction with those statements.

     The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.

                                                      YEAR ENDED SEPTEMBER 30,
                                    ------------------------------------------------------------
                                       2003         2002         2001         2000        1999
                                    ----------   ----------   ----------   ----------   --------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue...........................  $1,483,327   $1,613,565   $1,533,910   $1,118,320   $626,855
Operating income(1)(2)(3).........     210,418       49,161      159,281       74,124    146,998
Net income (loss)(1)(2)(3)(4).....     168,883       (5,061)      66,386        5,978     98,543
Basic earnings (loss) per share...        0.78        (0.02)        0.30         0.03       0.50
Diluted earnings (loss) per
  share...........................        0.77        (0.02)        0.29         0.03       0.49
Dividends declared per share......          --           --           --           --         --

                                                        AS OF SEPTEMBER 30,
                                    ------------------------------------------------------------
                                       2003         2002         2001         2000        1999
                                    ----------   ----------   ----------   ----------   --------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets......................  $2,877,517   $2,540,094   $2,624,436   $1,935,085   $430,011
Long term obligations
  2% Convertible Notes due June 1,
  2008(4).........................     400,454      445,054      500,000           --         --
  Long-term portion of capital
     lease obligations............      23,825       15,138       24,779       23,417     17,148
Shareholders' equity(5)(6)........   1,591,600    1,416,275    1,512,091    1,430,772    123,737

                                                   ORDINARY SHARES    ADDITIONAL
                                                   ----------------    PAID-IN
                                                   SHARES    AMOUNT    CAPITAL     TREASURY STOCK
                                                   -------   ------   ----------   --------------
                                                                   (IN THOUSANDS)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
  DATA:
Balance as of September 30, 1999.................  198,800   $3,181   $  489,099     $      --
  Issuance of ordinary shares related to
     acquisitions, net(5)........................   20,307      325    1,263,330            --
  Employee stock options exercised...............    2,058       33       21,327            --
  Tax benefit of stock options exercised.........       --       --       10,825            --
  Stock options granted..........................       --       --          235            --
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2000.................  221,165    3,539    1,784,816            --
  Employee stock options exercised...............    1,463       21       13,946            --
  Tax benefit of stock options exercised.........       --       --        7,345            --
  Stock options granted..........................       --       --          183            --
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2001.................  222,628    3,560    1,806,290            --
  Employee stock options exercised...............      687       12        5,149            --
  Tax benefit of stock options exercised.........       --       --        6,808            --
  Expense related to vesting of stock options....       --       --           98            --
  Repurchase of shares(6)........................   (7,732)      --           --      (109,281)
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2002.................  215,583    3,572    1,818,345      (109,281)
  Employee stock options exercised...............      475        8        2,312            --
  Tax benefit of stock options exercised.........       --       --          262            --
  Expense related to vesting of stock options....       --       --           37            --
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2003.................  216,058   $3,580   $1,820,956     $(109,281)
                                                   =======   ======   ==========     =========

---------------

(1) In fiscal 2000, we recorded acquisition-related charges of $75,617, relating to our acquisitions of International Telecommunication Data Systems, Inc. ("ITDS") in November 1999 and Solect Technology Group Inc. ("Solect") in April 2000, in stock-for-stock transactions. These charges included write-offs of purchased in-process research and development and other indirect acquisition-related costs.

(2) In fiscal 2002, we recorded acquisition-related charges for in-process research and development of $17,400, relating to our November 2001 acquisition from Nortel Networks Corporation of substantially all of the assets of its Clarify business ("Clarify") for cash. We also recorded restructuring charges of $34,230 relating to the closure of our Stamford, Connecticut data center and our cost reduction program.

(3) In the first quarter of fiscal 2003, we recorded a restructuring charge of $9,956 related to our cost reduction program. In the fourth quarter of fiscal 2003, we recorded an acquisition-related charge of $4,133 related to our July 2003 acquisition from Bell Canada of its 90% ownership interest in Certen Inc. ("Certen") for cash. Prior to this acquisition, we had 10% ownership interest in Certen. This charge reflects our 10% share in Certen's pre-acquisition results.

(4) In May 2001, we issued $500,000 aggregate principal amount of our 2% Convertible Notes dues June 1, 2008 (the "Notes"). On July 23, 2002, our Board of Directors authorized us to repurchase Notes in such amounts, at such prices and at such times considered appropriate. During the fourth quarter of fiscal 2003, we repurchased $44,600 aggregate principal amount of Notes, at an average price of 99% of the principal amount. During fiscal 2002, we repurchased $54,946 aggregate principal amount of Notes, at an average price of 89% of the principal amount. In fiscal 2003 and 2002, we recorded gains of $448 and $6,012, respectively, relating to the repurchases of the Notes. As of September 30, 2003, $400,454 aggregate principal amount of Notes was outstanding. As of that date, the aggregate principal amount of Notes outstanding is presented as a current liability, due to the holders' option to require us to repurchase the Notes on June 1, 2004.

(5) In addition, options to purchase an aggregate of 2,757 ordinary shares were issued in exchange for employee options in connection with the Solect and ITDS acquisitions.

(6) On November 6, 2001, our Board of Directors approved a twelve-month share repurchase program and authorized us to repurchase our ordinary shares. During fiscal 2002, we repurchased 7,732 ordinary shares, at an average price of $14.13 per share. During fiscal 2003, we did not repurchase any ordinary shares. On November 5, 2003, our Board of Directors approved an additional twelve-month share repurchase program. In accordance with this program, as of December 22, 2003, we had repurchased an additional 4,990 ordinary shares, at an average price of $24.82 per share.

RISK FACTORS

  WE ARE EXPOSED TO GENERAL GLOBAL ECONOMIC AND MARKET CONDITIONS, PARTICULARLY THOSE IMPACTING THE COMMUNICATIONS INDUSTRY.

     Developments in the communications industry, such as the impact of general global economic conditions, continued industry consolidation, the formation of alliances among network operators and service providers, and changes in the regulatory environment have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced the high growth rates that the communications industry had previously experienced, and have caused the market value, financial results and prospects, and capital spending levels of many communications companies to decline or degrade. The need for communications providers to control operating expenses and capital investment budgets has resulted in slowed customer buying decisions, as well as price pressures. Adverse conditions in the business environment for communications companies have had, and could continue to have, a negative impact on our business by reducing the number of new contracts we are able to sign and the size of initial spending commitments, as well as decreasing the level of discretionary spending under contracts with existing customers.

  IF WE CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS, OUR BUSINESS COULD BE HARMED.

     We may be unable to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, it could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for Managed Services we provide to customers under long-term service agreements. These Managed Services include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support.

     The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with independent providers of information systems and services and with the in-house software departments of communications companies. Our competitors include firms that provide comprehensive information systems and Managed Services solutions, software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services such as Internet and wireless services, systems integrators, service bureaus and companies that offer software systems in combination with the sale of network equipment.

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

  WE MUST CONTINUALLY ENHANCE OUR PRODUCTS TO REMAIN COMPETITIVE.

     We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our base software modules and to developing Integrated Customer Management products that operate in state-of-the-art computing environments. Our present or future products may not satisfy the evolving needs of the communications industry. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

  WE MAY SEEK TO ACQUIRE COMPANIES OR TECHNOLOGIES, WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We may acquire companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. We cannot assure you that suitable acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that we will be able to complete otherwise favorable acquisitions because of antitrust or other regulatory concerns. If we do complete acquisitions, we cannot assure you that they will ultimately enhance our products or strengthen our competitive position. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

  OUR BUSINESS IS HIGHLY DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT CUSTOMERS.

     Our business is highly dependent on a limited number of significant customers. Our three largest groups of customers are comprised of Nextel Communications, Inc. ("Nextel"), SBC Communications Inc. ("SBC") and Bell Canada and certain of their subsidiaries. In fiscal 2003, Nextel and its subsidiaries accounted for approximately 15% of our revenue, and each of SBC and Bell Canada and their subsidiaries accounted for approximately 11%. Aggregate revenue derived from the multiple business arrangements we have with each of our five largest customer groups, including Nextel, SBC and Bell Canada, accounted for approximately 55% of our revenue in fiscal 2003. SBC has historically been one of our largest shareholders, and, as of November 28, 2003, it beneficially owned approximately 9.4% of our outstanding ordinary shares. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition.

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

  OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS.

     We believe that our future success will depend to a significant extent on our ability to develop long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing Integrated Customer Management systems. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high quality services to customers that have already implemented our products. If we are unable to meet customers' expectations in providing products or performing services, our business and results of operations could be harmed.

  WE MAY BE EXPOSED TO THE CREDIT RISK OF CUSTOMERS THAT HAVE BEEN ADVERSELY AFFECTED BY WEAKENED MARKETS.

     We typically sell our software and related services as part of long-term projects. During the life of a project, a customer's budgeting constraints can impact the scope of a project and the customer's ability to make required payments. In addition, the creditworthiness of our customers may deteriorate over time, and we can be adversely affected by bankruptcies or other business failures.

  WE MAY NEED TO USE A SIGNIFICANT AMOUNT OF OUR CASH AND/OR ISSUE A SIGNIFICANT NUMBER OF OUR ORDINARY SHARES IF WE ARE REQUIRED TO REPURCHASE OUR 2% CONVERTIBLE NOTES DUE 2008.

     Holders of our 2% Convertible Notes due 2008 (the "Notes") may require us to repurchase all or any of their Notes as early as June 1, 2004 at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any. The Notes are convertible into our ordinary shares at a conversion rate of
10.8587 shares per $1,000 principal amount, representing a conversion price of approximately $92.09 per share. As of December 1, 2003, the closing price of our stock on the New York Stock Exchange ("NYSE") was $26.04. Because the conversion price of the Notes is significantly higher than the current market price of the ordinary shares, it is likely that the holders of the Notes will require us to repurchase their Notes on June 1, 2004.

     We may choose to pay the repurchase price for the Notes in cash, ordinary shares or a combination of cash and ordinary shares. As of September 30, 2003, $400.5 million aggregate principal amount of the Notes was outstanding. If we repurchase the Notes using cash, it would significantly reduce the amount of cash and cash equivalents on our consolidated balance sheet. If we repurchase the Notes using shares, it could involve the issuance of a significant number of our ordinary shares. If we repurchased all of the Notes using only ordinary shares, we could be required to issue over 15.3 million ordinary shares, based on the closing price of the ordinary shares on the NYSE on December 1, 2003. If we repurchased all or part of the Notes using ordinary shares, it could cause the trading price of the ordinary shares to decline.

  THE SKILLED AND HIGHLY QUALIFIED EMPLOYEES THAT WE NEED MAY BE DIFFICULT TO HIRE AND RETAIN.

     Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees. We continually need to hire sales, support, technical and other personnel. We may face difficulties identifying and hiring qualified personnel and may be unable to retain employees with the skills and experience that we require. Our inability to hire and retain the appropriate personnel could make it difficult for us to manage our operations and to compete for new customer contracts.

     Our success will also depend, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel. The loss of the services of all or some of these executives could harm our business.

  OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE.

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

  OUR BUSINESS IS IMPACTED BY THE LENGTH OF OUR SALES CYCLE.

     Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products typically also requires coordination and agreement across many departments within a potential customer's organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. The lengthening of our sales cycle could reduce growth in our revenue in the future. In addition, the lengthening of our sales cycle contributes to an increased cost of sales, thereby reducing our profitability.

  IF THE MARKET FOR OUR PRODUCTS DETERIORATES, WE MAY INCUR ADDITIONAL RESTRUCTURING CHARGES.

     In an effort to implement long-term cost reduction measures, we reduced our workforce in the fourth quarter of fiscal 2002 and in the first quarter of fiscal 2003 and reallocated certain personnel among different areas of our operations. A reduction in personnel can result in significant severance, administrative and legal expenses and may also adversely affect or delay various sales, marketing and product development programs and activities. Depending on market conditions in the communications industry and our business and financial needs, we may be forced to implement additional restructuring plans to further reduce our costs, which could result in additional restructuring charges. Additional restructuring charges could have a material adverse effect on our financial results.

  IF WE FAIL TO SUCCESSFULLY PLAN AND MANAGE CHANGES IN THE SIZE OF OUR OPERATIONS OUR BUSINESS WILL SUFFER.

     Over the last several years, we have both grown and contracted our operations in order to profitably offer our products and services in a rapidly changing market. If we are unable to manage these changes and plan and manage any future changes in the size and scope of our operations, our business will suffer.

     Our restructurings and cost reduction measures reduced the size of our operations. On January 31, 2003, we employed approximately 7,800 individuals in software and information technology positions, compared to approximately 9,100 on November 30, 2001. Our software and information technology workforce increased to 9,000 positions as of November 30, 2003, primarily as a result of the Certen acquisition in July 2003 and a Managed Services agreement signed in January 2003. During periods of contraction, we disposed of office space and related obligations in an effort to keep pace with the changing size of our operations. Our recent cost reduction measures included consolidating and/or relocating certain of our operations to different geographic locations. These activities could lead to difficulties and significant expenses related to subleasing or assigning any surplus space. We have accrued the estimated expenses that will result from our restructuring efforts. However, if it is determined that the amount accrued is insufficient, an additional charge could have an unfavorable impact on our consolidated financial statements in the period this was determined.

  OUR INTERNATIONAL PRESENCE CREATES SPECIAL RISKS.

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

  POLITICAL AND ECONOMIC CONDITIONS IN THE MIDDLE EAST MAY ADVERSELY AFFECT OUR BUSINESS.

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

     While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries. Over the past three years there has been a significant deterioration in Israel's relationship with the Palestinian Authority and a related increase in violence. Efforts to resolve the problem have failed to result in an agreeable solution. Continued violence between the Palestinian community and Israel may have a material adverse effect on our business. Further deterioration of relations with the Palestinian Authority might require more military reserve service by some of our employees, which may have a material adverse effect on our business.

     In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Efforts to resolve the problem have not yet resulted in an agreement. Cyprus is scheduled to join the European Union ("E.U.") on May 1, 2004. The Greek and Turkish communities recently undertook a series of intensive discussions facilitated by the United Nations ("U.N."), the E.U. and the United States, in an effort to reach an agreement before the entry of Cyprus to the E.U. The Turkish community rejected the resulting U.N.-brokered peace plan. Any major hostilities between Cyprus and Turkey or the failure of the parties to reach a peaceful resolution may have a material adverse effect on our development facility in Cyprus.

  FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD ADVERSELY AFFECT OUR BUSINESS.

     A significant portion of our operating costs is incurred outside the United States. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations outside of the United States, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in a particular country is not offset (or is offset with a time delay) by a devaluation of the local currency in relation to the dollar. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

     In addition, a portion of our revenue (approximately 20% in fiscal 2003) is not incurred in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the currencies in which such revenue is incurred and the dollar may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

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

  WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY.

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

     The steps we have taken to protect our proprietary rights may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. Existing trade secret, copyright and trademark laws offer only limited protection. In addition, the laws of some foreign countries do not protect our proprietary technology or allow enforcement of confidentiality covenants to the same extent as the laws of the United States. There is also the risk that other companies could independently develop similar or superior technology without violating our proprietary rights.

     If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome, protracted and expensive and could involve a high degree of risk.

  CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HARM OUR BUSINESS.

     Although we have not received any complaints from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. Any of these events could seriously harm our business.

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

  PRODUCT DEFECTS OR SOFTWARE ERRORS COULD ADVERSELY AFFECT OUR BUSINESS.

     Design defects or software errors may cause delays in product introductions or damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

     Because our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control may arise from the use of our products, and may result in financial or other damages to our customers, for which we may be held responsible. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages caused to them arising from the use of our products, even if our liability is limited by a license or other agreement. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and financial condition and the ability to obtain "Errors and Omissions" insurance.

 SYSTEM DISRUPTIONS AND FAILURES MAY RESULT IN CUSTOMER DISSATISFACTION, CUSTOMER LOSS OR BOTH, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR REPUTATION AND BUSINESS.

     Our Integrated Customer Management systems are an integral part of our customers' business operations. The continued and uninterrupted performance of these systems by our customers is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide services to them. Sustained or repeated system failures would reduce the attractiveness of our services significantly, and could result in decreased demand for our products and services.

     Our Managed Services include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support. Our ability to perform Managed Services depends on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, earthquake, terrorism attack, vandalism and similar unexpected adverse events. Despite our efforts to implement network security measures, our systems are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. We do not carry enough business interruption insurance to compensate for any significant losses that may occur as a result of any of these events.

     We have experienced systems outages and service interruptions in the past. We expect to experience additional outages in the future. To date, these outages have not had a material adverse effect on us. However, in the future, a prolonged system-wide outage or frequent outages could cause harm to our reputation and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.

 THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE.

     We have benefited or currently benefit from a variety of government programs and tax benefits, including programs and benefits in Israel, Cyprus and Ireland. Generally, these programs contain conditions that we must meet in order to be eligible to obtain any benefit. If we fail to meet these conditions we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

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

  WE ARE CURRENTLY A PARTY TO SECURITIES LITIGATION CLASS ACTION LAWSUITS AND A SECURITIES EXCHANGE COMMISSION INVESTIGATION, WHICH COULD NEGATIVELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     Beginning in June 2002, a number of complaints were filed by holders of the Company's ordinary shares against the Company and certain of its officers and directors in the United States District Court for the Eastern District of Missouri and the Southern District of New York. The cases were transferred to and consolidated in the Eastern District of Missouri. The consolidated amended complaint filed in the action alleged that the Company and the individual defendants had made false or misleading statements about the Company's business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. On December 1, 2003, the court issued an order granting the Company's motion to dismiss the securities class action lawsuits and directing that judgment be entered in favor of the defendants. Under the Federal rules the plaintiffs have a period of 30 days in which to appeal the court's decision. The litigation has been, and, if the plaintiffs pursue an appeal, may continue to be, time-consuming and costly and could divert the attention of our management personnel. These lawsuits or any future lawsuits filed against us could harm our business.

     In addition, the Company has been informed that the Midwest Regional Office of the United States Securities and Exchange Commission (the "SEC") is conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope or outcome of the investigation. The Company is cooperating fully with the

SEC staff. At a minimum, this investigation may divert the attention of our management and other resources that would otherwise be engaged in operating our business.

  THE MARKET PRICE OF OUR ORDINARY SHARES HAS AND MAY CONTINUE TO FLUCTUATE WIDELY.

     The market price of our ordinary shares has fluctuated widely and may continue to do so. During fiscal year 2003, our ordinary shares traded as high as $27.25 per share and as low as $5.85 per share. Our ordinary shares traded as high as $39.25 per share and as low as $6.10 per share in fiscal 2002 and as high as $80.50 per share and as low as $25.85 per share in fiscal 2001. As of December 1, 2003, the closing price of our ordinary shares was $26.04 per share. Many factors could cause the market price of our ordinary shares to rise and fall, including:

     - market conditions in the industry and the economy as a whole,

     - variations in our quarterly operating results,

     - announcements of technological innovations by us or our competitors,

     - introductions of new products or new pricing policies by us or our competitors,

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

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY, DEVELOPMENT AND ORGANIZATIONAL STRUCTURE OF AMDOCS

     Amdocs Limited was organized under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing Integrated Customer Management systems, including software and services, to major communications companies in North America, Europe and the rest of the world. Our registered office is located in Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands, and the telephone number at that location is 011-44-1481-728444.

     In the United States, our main sales and development center is located in St. Louis, Missouri. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328.

     Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are located in Canada, Cyprus, Ireland, Israel, the United Kingdom and the United States.

     We have pursued acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths. Our acquisition of ITDS in November 1999 enabled us to expand our service offerings and enhanced our ability to provide Managed Services solutions to our customers. In April 2000, we acquired Solect, which enhanced our ability to serve the growing Internet Protocol ("IP") needs of our customers. The acquisition in November 2001 from Nortel Networks Corporation of substantially all of the assets of its Clarify business, which provided Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors, has positioned us as a leading provider of CRM to the communications industry and, through our addition of Clarify's CRM software to our product offerings, reinforced our leadership in delivering a comprehensive portfolio of business software applications. In July 2003, we purchased Bell Canada's 90% ownership interest in Certen, which we formed with Bell Canada in January 2001. This acquisition expanded our Managed Services offerings and positioned us as a leading provider of Managed Services to the communications industry. As a result of the acquisition, Certen is now our wholly owned subsidiary.

     In the future, we may consider, as part of our strategy, additional acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     During fiscal 2003 and 2002, we took steps to reduce our costs and achieve increased operational efficiency. In fiscal 2002, we implemented a cost reduction program to reduce costs in response to a decline in our revenue for the third and fourth quarters of fiscal 2002. As part of this cost reduction program, we reduced our workforce by approximately 1,000 software and information technology specialists and administrative professionals and vacated facilities in different centers around the world. In an effort to achieve increased operational efficiency and to more closely monitor and reduce costs, in fiscal 2002 we also consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and closed the Stamford facility. In November 2002, we announced a series of additional measures designed to reduce costs and improve productivity. As part of this plan, we reduced our workforce by approximately 400 software and information technology specialists and administrative professionals and vacated facilities in different centers around the world. In addition, we implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs. As a result of these cost reduction programs, our software and information technology workforce consisted of approximately 7,800 employees as of January 31, 2003. Primarily as a result of the Certen acquisition in July 2003 and a Managed Services agreement signed with an affiliate of SBC in January 2003, we increased our software and information technology workforce by approximately 1,200 employees. Our total software and information technology workforce subsequently increased to approximately 9,000 employees as of November 30, 2003.

     Our principal capital expenditures for fiscal 2003, 2002 and 2001 have been for computer equipment, for which we spent approximately $50.5 million, $42.8 million and $62.0 million, respectively. Principal capital expenditures currently in progress consist of approximately $6.5 million for additional computer equipment, with the bulk of these expenditures for computer equipment to be located at our facilities in North America and Israel.

BUSINESS OVERVIEW

     Our market focus is primarily the communications industry, and we are a leading provider of software products and services to major communications companies in North America, Europe and the rest of the world. Our products and services provide an integrated approach to customer management, which we refer to as "Integrated Customer Management". Our Integrated Customer Management product offerings consist primarily of billing and customer relationship management systems, which we refer to, collectively, as "Customer Care and Billing Systems", or "CC&B Systems". We refer to customer relationship management products included within CC&B Systems as "CRM" products. Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers, which include CRM, order management, call rating, invoice calculation and preparation, bill formatting, collections, partner relationship management and directory publishing services. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and IP based services. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent services. Due to the complexity of our customers' projects and the expertise required for system support, we also provide extensive system implementation, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support, in all cases on either or a combination of a fixed or unit charge basis to our customers.

     Since the inception of our business in 1982, we have concentrated on providing software products and services to major communications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of leading communications providers. Our customer base includes major North American, European and other communications companies, including major wireline companies (such as Bell Canada, SBC, Telefonica and Deutsche Telekom) and wireless companies (such as Nextel, Cingular Wireless, Vodafone Group and T-Mobile).

 INDUSTRY BACKGROUND

     Communications Industry

     For close to 20 years, competition in the global communications industry has increased as a result of deregulation and the development of new service technologies. Competition in the U.S. market began to increase in 1984 when AT&T was required to divest its local telephone operations and many new operators began to enter the long distance market. The Telecommunications Act of 1996 increased competition in the United States even further by allowing new and existing local, long distance and cable companies to offer competing services. Many companies now compete by providing bundled or convergent services, offering combinations of local exchange, long distance, wireless, broadband access, content and electronic and mobile commerce services. Deregulation is also creating opportunities for new ways of doing business, such as wholesaling and reselling communications services. Privatization and deregulation continue to encourage increased competition worldwide. As markets are opened to competition, new competitors within these markets typically compete for market share with more established carriers by offering competitive prices, introducing new features and services and being more responsive to customer needs. In parallel, the communications industry has undergone consolidation as companies seek to broaden their global reach and expand service offerings. In addition, global expansion by multinational companies and concurrent technological advances are opening markets in less developed countries to enhanced communications services and competition.

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

     Recent market conditions in the communications industry have reduced the high growth that the communications industry had experienced earlier in its history. As a result, the market value, financial results and prospects and capital spending levels of many communications companies have declined or degraded. If these market conditions deteriorate further, we and other vendors to the communications industry could be adversely affected.

     Information Systems

     While the demand for Integrated Customer Management systems has decreased as a result of the downturn in the communications industry, many communications companies, even in the current business environment, are seeking to improve their systems. These communications companies are looking for systems that reduce IT and operational costs, enhance customer management to support customer retention, and support rapid rollout of new marketing packages and advanced data services, as well as the ability to provide customers with single-contact, single-invoice solutions for convergent or bundled services.

     As a result, communications companies require information systems that provide the level of integration, flexibility and scalability they need to improve operational efficiency and to differentiate themselves from their competitors in an increasingly competitive marketplace. To save scarce capital and operating expenditure resources, some carriers are investing in pre-configured open-architecture software products, which require limited customization, rather than highly customized solutions.

     In order to implement efficient, flexible, cost-effective information systems on a timely basis, many new and existing communications companies are looking to buy CC&B Systems from external vendors, rather than developing new systems with internal resources. Moreover, as many communications companies strive to become more consumer-oriented, they are concentrating their efforts and internal resources on servicing customers and expanding their service offerings, and many are turning to third-party vendors for their information systems. These factors create significant opportunities for vendors of CC&B Systems and providers of Managed Services, such as Amdocs.

  THE AMDOCS SOLUTION

     We believe that our total solutions orientation, product-driven approach and commitment to and support of quality personnel permit us to offer our customers effective products and services that are both highly innovative and reliable. We believe that our success derives from a combination of the following factors that differentiate us from most of our competitors.

     - Integrated Portfolio of Products. We offer our customers Integrated Customer Management by providing a portfolio of pre-integrated billing and CRM products. This approach is designed to help communications service providers link customer-facing business processes and touch points across back-office and front-office systems. We believe that our Integrated Customer Management portfolio of products helps providers to profitably and effectively manage their customers, while also reducing project risk and cost.

     - Integrated Products and Services Solution. We offer our customers total solutions that combine products with a broad range of services, including customization, implementation, integration, maintenance, ongoing support and Managed Services. By providing services directly to the customer, we are able to effectively utilize our intricate technical knowledge of our Integrated Customer Management products in the overall execution of a project, helping to ensure delivery and significantly reducing project risk. Our total solutions approach differs from the multi-party approach commonly used in the market, in which products developed by a software vendor are implemented by a third-party system integrator. We believe that our approach enhances our ability to provide our customers with timely, cost-effective, low-risk solutions at a consistent level of quality.

     - Functional and Flexible Integrated Customer Management Products. Our Integrated Customer Management products are based on an open, multi-tier, client-server, rule and table-based architecture that provides the functionality, scalability, modularity and adaptability required by communications companies in today's highly competitive market. The flexibility of our Integrated Customer Management products enables our customers to achieve significant time-to-market advantages and reduce their dependence on technical and other staff.

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

     - Continued Focus on the Communications Industry. We intend to continue to concentrate our main resources and efforts on providing strategic information systems to the communications industry. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading communications companies in the wireless, wireline and convergent service sectors.

     - Target Industry Leaders. We intend to continue to direct our marketing efforts principally towards the major communications companies. Our customer base includes major communications companies in North America (including SBC, Verizon and Nextel), Europe (including Deutsche Telekom (Germany), BT (UK), Vodafone Group (UK) and Telefonica (Spain)) and the Asia-Pacific region (Telstra (Australia)). We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the core strength of our business. By targeting industry leaders that require the most sophisticated information systems solutions, we believe that we are best able to ensure that we remain at the forefront of developments in the industry.

     - Deliver Integrated Products and Services Solutions. Our strategy is to provide customers with total systems solutions consisting of our Integrated Customer Management products and our specialized services. By leveraging our product and industry knowledge, we believe that we can provide more effective system integration and implementation services as well as Managed Services to our customers.

     - Provide Customers with a Broad, Integrated Suite of Products. We seek to provide our customers with a broad suite of products to meet all their Integrated Customer Management needs. For communications service providers, we seek to provide CC&B Systems across all lines of their business, such as wireline, mobile and data. This approach also means that we can support global communications service providers throughout their various international operations. We believe that our ability to provide a broad suite of products helps establish us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

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

  TECHNOLOGY

     We have developed core competencies in various advanced technologies that are used in our Integrated Customer Management products. By utilizing technologies such as rule and table-based design, multi-tier architecture, object-oriented techniques, data mining, web-enabling and open application program interfaces, we are able to provide communications companies with the flexibility required in a highly competitive, dynamic environment. For example, the use of rule and table-based technologies allows communications companies to rapidly implement changes to their marketing and customer service activities, such as new services, price plans, discount schemes and bill formats, without the need to modify system code. Similarly, by drawing on web-enabled, Internet technologies, we have been able to improve access to information by remote users, both internally within a communications company's organization and between the organization and its subscribers. These technologies are integrated in an open, multi-tier, service-oriented architecture. The architecture of our Integrated Customer Management products includes the key characteristics described below.

     - Scalability. Our Integrated Customer Management products are designed to take full advantage of the proven scalability of the UNIX platform, allowing progressive system expansion, proportional with the customer's growth in business volumes. Using the same software, our Integrated Customer Management products can support operations for small as well as very large service providers.

     - Modularity. Our Integrated Customer Management products are comprised of sets of functional modules. Each module can be installed on an individual stand-alone basis, interfacing with the customer's existing systems, or as part of an integrated Amdocs system environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customer's growing needs and capabilities. The modular approach also preserves the customer's initial investment in Integrated Customer Management products, while minimizing future disruptions and the overall cost of system implementation.

     - Portability. Utilization of the UNIX platform for our Integrated Customer Management products ensures that our customers are able to choose from a variety of hardware vendors, including Hewlett Packard, IBM and Sun Microsystems. Certain applications can also be deployed on the MVS or Windows NT platforms. The Integrated Customer Management products utilize, where applicable, Java-based design and programming to augment cross-platform portability.

  PRODUCTS

     Our product offerings include an extensive library of Integrated Customer Management software products that we have developed to provide comprehensive information systems functionality for communications service providers. Our Integrated Customer Management systems cover the full range of CRM, order management, call rating, invoice calculation and preparation, bill formatting, collections, partner relationship management and directory publishing services.

     We configure individual Integrated Customer Management modules into families of products, which serve as marketing packages oriented to the needs of specific customer segments. We provide our main CC&B Systems offering in a number of versions to serve the different needs of communications operators in the various network and business segments, such as wireline, wireless, broadband and electronic and mobile commerce. Our main packages include:

     - Amdocs Enabler: offline and online charging products, supporting prepaid and postpaid billing, for voice and next generation services.

     - Amdocs ClarifyCRM: end-to-end customer management products for all operators, providing support for managing customer relationships, including service and support, sales and ordering, and marketing and analytics.

     We also offer our new generation, or NG, line of ADS (NG)/Family of Products that provides comprehensive support for directory publishing operations.

     Each individual module from the product families can be installed as an independent stand-alone application, interfacing with the customer's legacy and third-party systems, or as part of an integrated Amdocs solution.

     CC&B Systems

     Our CC&B suite of products consists of modules for each of the following key application areas:

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

     Our ClarifyCRM suite of products consists of modules for each of the following three main categories:

     - Sales and Ordering Solutions -- offer comprehensive sales automation and order management products supporting the broad needs of sales professionals in sales situations. We provide a range of integrated sales automation tools enabling local and remote sales professionals to manage sales opportunities, develop quotes, forecast revenue and communicate with other sales team members. Amdocs Order Management applications help companies manage and track the ordering process from order capture and negotiation, through to provisioning and service delivery.

     - Service and Support Solutions -- enable companies to maximize efficiencies in customer service organizations. Our offering includes support centers, contact centers and self-service solutions. These applications provide a unified desktop framework that allows agents to support customer care activities, including marketing, ordering, billing and servicing. They enhance customer service and communications to help improve customer satisfaction and retention. Amdocs Service and Support solutions provide companies a complete view of the customer by integrating incoming and outgoing customer contacts from all channels.

     - Marketing and Analytics Solutions -- provide an integrated suite of marketing and analytic applications focused on optimizing the key customer metrics that affect a business, including customer acquisition, retention, penetration and lifetime value. Our products help companies identify customer behavioral trends and allow our customers to take proactive measures in order to improve retention rates of their high-value customers and focus offers on their best prospective or existing customers either in real-time or using traditional outbound campaigns. Using our products, communications providers can track the effectiveness their strategies and refine them as necessary.

     Directory Publishing

     Our main Directory Systems product offering is the ADS(NG)/Family of Products. These products provide comprehensive support for yellow page and white page directory sales and publishing operations, as well as for Internet directories and catalogs, including fully integrated electronic commerce capabilities. These systems support large directory publishing operations that employ a local sales force numbering thousands of representatives, serve customer bases of hundreds of thousands of businesses and publish hundreds of different directories each year. The directory line of products comprises a series of modules, including:

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

     - Publishing -- supports the process of entering, proofing and extracting the telephone listing and advertising information that is to be published in the customer's yellow page or white page directory or electronic Internet directory. These modules encompass contract processing, service order processing, listing information management and directory extract in preparation for the actual production of the directory.

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

  SERVICES

     We believe that the methodology we employ to deliver Integrated Customer Management products is one of the key factors that enables us to achieve the time-frame, budget and quality objectives of our customers' projects. Our methodology emphasizes rigorous project management, customization, solutions implementation and integration planning, as well as active customer participation at all stages to help prioritize and implement time-critical information system solutions that address the customer's individual needs.

     The extent of services provided varies from customer to customer. Some communications service providers prefer a highly customized approach, with extensive modifications to the Integrated Customer Management products and a significant level of ongoing support. In recent years, more of our customers have chosen to implement standard, pre-configured products with limited customization and less ongoing support. We have invested considerable research and development efforts in upgrading our applications suite to address this market requirement.

     The process of customizing a system involves creating tailored Integrated Customer Management products to address a customer's specific technical and business requirements. System implementation and integration activities are conducted by joint teams from Amdocs and the customer in parallel with the customization effort. Implementation and integration activities include project management, development of training methods and procedures, design of work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In most cases, the role of Amdocs personnel is to provide support services to the customer's own implementation and integration team, which has primary responsibility for the task. Customers sometimes require turnkey solutions, in which case we are able to provide full system implementation and integration services.

     Once the system becomes operational, we are generally retained by the customer to provide ongoing services such as maintenance, enhancement design and development, and operational support. For substantially all of our customers, the implementation and integration of an initial Integrated Customer Management system has been followed by the sale of additional systems and modules. In recent years, we have established long-term maintenance and support contracts with a number of our customers. These contracts have generally involved an expansion in the scope of support provided, while also ensuring a recurring source of revenue to us.

     As part of our effort to provide comprehensive solutions to our customers, we offer Managed Services to support operation of our Integrated Customer Management products. These Managed Services include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support.

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

     We maintain sales offices in the United States, the United Kingdom and several other countries. Our sales activities are supported by marketing efforts, including marketing communications, product management, market research and strategic alliances. The management of our operating subsidiaries is closely involved in establishing sales policies and overseeing sales activities. Management's role includes the setting of priorities among the multiple sales opportunities available at any point in time. Management is also responsible for allocating sufficient resources to each project to meet our quality standards while also adhering to the project's cost and schedule parameters.

     We also interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by our customers or prospective customers and systems integrators that provide complementary products and services to such customers. We also have value-added reseller agreements with certain hardware and database vendors.

  CUSTOMERS

     Our target market is comprised of communications companies that require information systems with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the communications industry and that our Integrated Customer Management product offerings continue to address the market's most sophisticated needs. We have an international orientation, focusing on potential customers in the developed, industrialized countries in North America, Europe, Latin America and the Asia-Pacific region. In addition, we offer CRM applications to selected customers and segments outside of the communications industry.

     Our customers include global communications leaders, as well as other leading network operators and service providers and directory publishers in the United States and around the world. Our customers include:

    BCP                                               SBC
    Bell Canada                                       Sprint PCS
    BT                                                Telefonica
    Cingular Wireless                                 Telstra
    Deutsche Telekom                                  Telus
    Dex Media                                         T-Mobile
    Far EasTone                                       Verizon
    Group Cegetel                                     Vimplecom
    Netcom                                            Vodafone Group
    Nextel                                            Western Wireless
    Rogers AT&T

     Our single largest customer group is Nextel and its subsidiaries, which accounted for, in the aggregate, approximately 15%, 12% and 10% of our revenue in fiscal 2003, 2002 and 2001, respectively. Our next largest group of customers is SBC and its subsidiaries. Substantially all of our work for SBC is conducted directly with SBC's operating subsidiaries, such as Cingular Wireless, Southwestern Bell Yellow Pages, Southwestern Bell Communications Services and Southwestern Bell Telephone Company. These SBC relationships accounted for, in the aggregate, approximately 11%, 11% and 13% of our total revenue in fiscal 2003, 2002 and 2001, respectively. SBC, through its subsidiaries, has historically been one of our largest shareholders. As of November 28, 2003, SBC beneficially owned approximately 9.4% of our outstanding ordinary shares. Our third largest customer group is Bell Canada and its subsidiaries, which accounted for, in the aggregate, approximately 11%, 9% and 6% of our revenue in fiscal 2003, 2002 and 2001, respectively.

     Aggregate revenue derived from the multiple business arrangements we have with each of our five largest customers and their subsidiaries, including Nextel, SBC and Bell Canada (and their subsidiaries), accounted for approximately 55%, 49% and 49% of our revenue in fiscal 2003, 2002 and 2001, respectively.

     The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

                                                              2003    2002    2001
                                                              ----    ----    ----
North America...............................................  62.0%   61.9%   53.8%
Europe......................................................  29.8    28.9    35.8
Rest of the World...........................................   8.2     9.2    10.4

  COMPETITION

     The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with many independent providers of information systems and services, including American Management Systems, Convergys, CSG Systems International, Portal Software, Saville Systems (a subsidiary of ADC Telecommunications), SchlumbergerSema Group and Siebel Systems, with system integrators and providers of Managed Services solutions, such as EDS, and with internal information systems departments of large communication companies. We expect continued competition in the communications industry and the entrance of new competitors into the software information systems market in the future.

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

     See the discussion under "Operating and Financial Review and Prospects -- Research and Development, Patents and Licenses".

  PROPERTY, PLANTS AND EQUIPMENT

     Facilities

     We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 2,300,000 square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus and the United Kingdom. Our aggregate annual lease costs are approximately $48.0 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of November 30, 2003:

                                                                 AREA
LOCATION                                                      (SQ. FEET)
--------                                                      ----------
United States:
  Chesterfield, MO(*).......................................   180,000
  San Jose, CA..............................................   129,000
  Champaign, IL.............................................   105,000
  Others(*).................................................   163,000
                                                               -------
     Total..................................................   577,000

Israel:
  Ra'anana..................................................   512,000
  Hod-Hasharon..............................................   201,000
  Haifa(*)..................................................   121,000
  Others....................................................    72,000
                                                               -------
     Total..................................................   906,000

Canada:
  Toronto(*)................................................   334,000
  Others....................................................   168,000
                                                               -------
     Total..................................................   502,000

Cyprus (Limassol)...........................................    96,000
United Kingdom (London) (*).................................    59,000
Rest of the world (**)......................................   126,000

---------------

 (*) Includes space sublet to third parties.

(**) Includes Argentina, Australia, Brazil, Czech Republic, Denmark, France,
     Germany, Hong Kong, Hungary, Ireland, Italy, Japan, Poland, South Africa, Spain, Thailand and The Netherlands.

     Our leases expire on various dates between 2003 and 2012, not including various options to extend lease terms.

     Equipment

     We develop our Integrated Customer Management products over a system of UNIX, MVS and Windows NT/2000 servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Synscsort, CA, Merant, IBM, HP and

BEA. Our data storage is based on equipment from EMC, SUN, NetApp and Hewlett-Packard. Our development servers are connected to approximately 14,000 personal computers owned or leased by us.

     Automatic tape libraries provide full and incremental backups of the data used in and generated by our business. The backup tapes are kept on-site and off-site, as appropriate, to ensure security and integrity, and are used as part of our disaster recovery plan. The distributed development sites that we operate worldwide are connected by a high-speed redundant wide area network ("WAN"), using telecommunication equipment manufactured by, among others, Cisco and Nortel.

     The distributed development sites that we operate worldwide are also connected by a high speed WAN.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs Limited and its subsidiaries including:

     - the factors that affect our business,

     - our revenue and costs for the fiscal years ended September 30, 2003, 2002 and 2001,

     - the reasons why such revenue and costs were different from year to year,

     - the sources of our revenue,

     - how all of this affects our overall financial condition,

     - our expenditures for the fiscal years ended September 30, 2003, 2002 and 2001, and

     - the sources of our cash to pay for future capital expenditures and possible acquisitions.

     In this section, we also analyze and explain the annual changes in the specific line items in our consolidated statements of operations. You should read this section in conjunction with our consolidated financial statements and the notes thereto, which follow.

OVERVIEW OF BUSINESS AND TREND INFORMATION

     Our market focus is primarily the communications industry, and we are a leading provider of software products and services to major communications companies in North America, Europe and the rest of the world. Our Integrated Customer Management product offerings consist primarily of billing and customer relationship management systems. Our portfolio of products also includes a full range of Directory Systems, consisting of directory sales and publishing systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and IP based services. We also support companies that offer bundled or convergent service packages. Due to the complexity of our customers' projects and the expertise required for system support, we also provide extensive implementation, system integration, system modification, ongoing support, system enhancement and maintenance services. In addition, we offer Managed Services, which include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support, in all cases on either or a combination of a fixed or unit charge basis to our customers.

     As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. See the discussion below under the caption "Acquisitions".

     We derive our revenue principally from:

     - the initial sales of our products and related services, including license fees and modification, implementation and integration services,

     - providing Managed Services and other related services for our solutions, and

     - recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

     We usually sell our software as part of an overall solution offered to a customer, in which significant modification is normally required. As a result, we generally recognize revenue over the course of these long-term projects. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery and installation. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry, the market value, financial results and prospects, and capital spending levels of communications companies have declined or degraded.

     The challenging environment in the communications industry has significantly impacted our business. Delays in customer buying decisions stemming from rigorous management of operating expenses and overall reductions in the capital investment budgets of many communications service providers have led to fewer new contracts, as well as smaller initial spending commitments and reduced discretionary spending under contracts with some of our customers. Our revenue for the fiscal year ended September 30, 2003 decreased by $130.2 million, or 8.1%, from fiscal 2002. We continue to encounter delays in obtaining commitments from customers. However, there have been increasing signs of stabilization in the market. During fiscal 2003, total quarterly revenue increased by 4.6% between the first and second quarters, by 6.2% between the second and third quarters and by 9.2% between the third and fourth quarters, primarily as a result of new Managed Services agreements and our acquisition of Certen in the fourth quarter of fiscal 2003. Despite continued uncertain conditions in the communications industry, we believe that we will be able to achieve modest sequential growth in revenue and earnings in the coming quarters.

     Due to our heavy dependence on the communications industry, we can be adversely affected by consolidations of service providers and by bankruptcies or other business failures in that industry. The potential loss of a customer due to consolidation or failures in the communications industry could harm our business and might have a material adverse effect on our consolidated operating results and financial condition.

     Total license and service revenue for the fiscal year ended September 30, 2003 was $1,483.3 million, compared to $1,613.6 million in fiscal 2002 and $1,533.9 million in fiscal 2001.

     License and service fees from the sale of CC&B Systems amounted to $1,280.4 million in the fiscal year ended September 30, 2003, compared to $1,440.0 million in fiscal 2002 and $1,379.7 million in fiscal 2001. In fiscal 2003, license and service fees from the sale of CC&B Systems represented 86.3% of our total revenue, compared to 89.2% in fiscal 2002 and 89.9% in fiscal 2001.

     We believe that we are a leading global provider of CC&B Systems. We provide a broad set of billing and CRM products, with proven functionality and scalability, accompanied by a comprehensive range of support services.

     We believe that demand for our CC&B Systems is driven by, among other key factors:

     - the global penetration of communications service providers,

     - the emergence of new communications products and services, especially IP, data and content services,

     - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

     - the ongoing consolidation within the communications industry,

     - the business needs of communications service providers to reduce costs and retain high value customers, and

     - a shift from in-house management to vendor solutions.

     We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their subscribers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity.

     License and service fees from the sale of Directory Systems amounted to $202.9 million in the fiscal year ended September 30, 2003, compared to $173.6 million in fiscal 2002 and $154.2 million in fiscal 2001. In fiscal 2003, license and service fees from the sale of Directory Systems represented 13.7% of our total revenue, compared to 10.8% in fiscal 2002 and 10.1% in fiscal 2001.

     We believe that we are a leading provider of Directory Systems in most of the markets that we serve. As a result of new agreements announced in 2003, we expect that our revenue from Directory Systems will remain relatively stable in fiscal 2004.

     License and service revenue from the sale of CC&B Systems and Directory Systems includes revenue from Managed Services arrangements. Managed Services projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins typically improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire relationships.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

     In the first quarter of fiscal 2003, we announced a series of measures designed to reduce costs and improve productivity and recorded a charge of $10.0 million, consisting primarily of employee separation costs in connection with the termination of employment of approximately 400 software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. The employee terminations occurred at various locations around the world. In addition, we implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

     This cost reduction program is in addition to the measures implemented during the first and fourth quarters of fiscal 2002. In the fourth quarter of fiscal 2002, we recorded a charge of $20.9 million, consisting primarily of employee separation costs in connection with the termination of employment of approximately 1,000 software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. In the first quarter of fiscal 2002, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, we recorded a restructuring charge of $13.3 million in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs.

     All of these charges are included in "restructuring charges, in-process research and development and other" for the years ended September 30, 2003 and 2002.

ACQUISITIONS

     As part of our strategy, we may pursue acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     On November 28, 2001, we purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business, a leading provider of CRM software to communications companies and other enterprise sectors. This acquisition positioned us as a leading provider of CRM software to the communications industry and, through our addition of Clarify's CRM software to our portfolio of product offerings, reinforced our leadership in delivering Integrated Customer Management software applications. Following the acquisition, we have continued to sell Clarify's CRM software to customers other than communications service providers. The total purchase price for Clarify, as of September 30, 2002, was $212.0 million in cash, including transaction costs of $8.3 million. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11.1 million reduction of the purchase price to $200.9 million in the first quarter of fiscal 2003.

     We accounted for the Clarify acquisition using the purchase method of accounting. We have included the fair market value of the assets and liabilities acquired in our consolidated balance sheet and the results of operations for Clarify in our consolidated statements of operations as of the closing date of the acquisition. We obtained a valuation of the intangible assets acquired and the acquired technology, including both existing technology and in-process research and development. The valuation of these items was estimated by applying the income forecast method, which considered the present value of cash flows by product lines. We amortized the fair value of existing technology products over two years, commencing as of the closing date of the acquisition. We charged as an expense in-process research and development immediately following the completion of the acquisition in accordance with the Financial Accounting Standards Board ("FASB") Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method", because the technology had not reached technological feasibility and had no alternative use. As of the closing date of the acquisition, we commenced amortization of the fair value of customer arrangements over three years.

     On July 2, 2003, we acquired from Bell Canada its 90% ownership interest in Certen, which we formed with Bell Canada in January 2001 to provide customer care and billing solutions to Bell Canada and a number of Bell Canada's affiliated companies. This acquisition expanded our Managed Services offerings and positioned us as a leading provider of Managed Services to the communications industry. Prior to this acquisition, we owned 10% of Certen. As a result of the acquisition, Certen is now our wholly owned subsidiary. Since Certen's inception, we have provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. We now have a major billing operations Managed Services agreement with Bell Canada through December 2010. The total purchase price for Certen was approximately $66.0 million in cash. In addition, we incurred transaction related costs of approximately $5.0 million.

     We accounted for the Certen acquisition using the purchase method of accounting. We have included the fair market value of the assets and liabilities acquired in this transaction in our consolidated balance sheet and the results of operations for Certen in our consolidated statement of operations as of the closing date of the acquisition. We are in the process of obtaining a valuation of the intangible assets acquired. A final determination of purchase accounting adjustments will be made following the completion of the valuation. The total purchase price is being allocated to Certen's assets and liabilities, including the identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. We allocated to goodwill the excess of the purchase price over the fair value of the net assets acquired, including the identifiable intangibles. In addition, deferred taxes were recognized for the difference between the book and tax basis of certain assets and liabilities, including the acquired identifiable intangibles. We are amortizing the fair value of the customer arrangement over seven and half years commencing on the closing date of the acquisition (the remaining life of the Managed Services agreement).

     The excess of the purchase price over the fair value of the net assets acquired, including the identifiable intangibles, constitutes goodwill. According to the transition provisions of Statements of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", goodwill for acquisitions completed subsequent to June 30, 2001 is not amortized and goodwill for acquisitions completed prior to June 30, 2001 is amortized only through September 30, 2002. See the discussion below under the caption "Adoption of New Accounting Standards". In accordance with these provisions, the goodwill relating to the Clarify and Certen acquisitions has not been amortized.

     For more information on our acquisitions, see Note 3 to the consolidated financial statements included in this document.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $119.3 million, $124.1 million and $105.8 million in the fiscal years ended September 30, 2003, 2002 and 2001, respectively, representing 8.0%, 7.7% and 6.9%, respectively, of our revenue in these fiscal years. We believe that our research and development efforts are a key element of our strategy and are essential to our success. Although we intend to continue to devote resources to research and development as required to maintain and further strengthen our market position, our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. In the near-term, we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on future potential opportunities in the communications industry.

     We regard significant portions of our software products and systems as proprietary. We rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, subcontractors, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our Integrated Customer Management offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our software products.

CONVERTIBLE NOTES

     In May 2001, we issued $500.0 million aggregate principal amount of 2% Convertible Notes due June 1, 2008. We are obligated to pay interest on the Notes semi-annually on June 1 and December 1 of each year. The Notes are senior unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness. The Notes are convertible, at the option of the holders at any time before the maturity date, into our ordinary shares at a conversion rate of 10.8587 shares per $1,000 principal amount of Notes, representing a conversion price of approximately $92.09 per share. The Notes are subject to redemption at any time on or after June 1, 2006, in whole or in part, at our option, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holder's option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase dates. Due to the high conversion price for the Notes, it is likely that the holders of the Notes will require us to redeem their Notes on June 1, 2004. We may choose to pay the repurchase price in cash, ordinary shares or a combination of cash and ordinary shares.

     On July 23, 2002, our Board of Directors authorized us to repurchase Notes, in such amounts, at such prices and at such times considered appropriate. Such repurchases may be made on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws and the terms of the Notes. In the fourth quarter of fiscal 2003, we repurchased $44.6 million aggregate principal amount of the Notes, at an average price of $990 per $1,000 principal amount. In the fourth quarter of fiscal 2002, we repurchased $54.9 million aggregate principal amount of the Notes, at an average price of $890 per $1,000 principal amount. We funded these repurchases, and intend to fund any future repurchases, with available funds. As of September 30, 2003, $400.5 million aggregate principal amount of the Notes was outstanding.

SHARE REPURCHASE PROGRAM

     On November 5, 2003, we announced that our Board of Directors had authorized a share repurchase program of up to five million ordinary shares over the next twelve months. The authorization permits us to purchase ordinary shares in open market or privately negotiated transactions and at prices we deem appropriate. We stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances in connection with acquisitions or pursuant to employee equity plans. In accordance with this program, as of December 22, 2003, we had repurchased approximately 5.0 million ordinary shares, at an average price of $24.82 per share. Pursuant to a previous share repurchase program, in fiscal 2002 we purchased 7.7 million of our ordinary shares at a weighted average price of $14.13 per share.

ADJUSTMENT TO THE BASIS OF INVESTMENTS

     We recorded pretax charges of $5.5 million and $6.8 million in fiscal 2002 and fiscal 2001, respectively, to adjust the carrying value of certain investments accounted for by us under the cost method. Following these adjustments and the Certen transaction, we had no investments accounted for under the cost method as of September 30, 2003, with a carrying value other than zero.

OPERATING RESULTS

     The following table sets forth for the fiscal years ended September 30, 2003, 2002 and 2001 certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               2003      2002      2001
                                                              ------    ------    ------
Revenue:
     License................................................    4.4%      9.5%     11.2%
     Service................................................   95.6      90.5      88.8
                                                              -----     -----     -----
                                                              100.0     100.0     100.0
                                                              -----     -----     -----
Operating expenses:
  Cost of license...........................................    0.4       0.3       0.4
  Cost of service...........................................   61.2      57.5      55.3
  Research and development..................................    8.0       7.7       6.9
  Selling, general and administrative.......................   13.9      13.9      12.7
  Amortization of goodwill and purchased intangible
     assets.................................................    1.4      14.4      14.3
  Restructuring charges, in-process research and development
     and other..............................................    0.9       3.2        --
                                                              -----     -----     -----
                                                               85.8      97.0      89.6
                                                              -----     -----     -----
Operating income............................................   14.2       3.0      10.4
Interest income and other, net..............................    1.0       1.2       1.4
                                                              -----     -----     -----
Income before income taxes..................................   15.2       4.2      11.8
Income taxes................................................    3.8       4.5       7.5
                                                              -----     -----     -----
Net income (loss)...........................................   11.4%     (0.3)%     4.3%
                                                              =====     =====     =====

 FISCAL YEARS ENDED SEPTEMBER 30, 2003 AND 2002

     Revenue. Total revenue for the year ended September 30, 2003 was $1,483.3 million, a decrease of $130.2 million, or 8.1%, from fiscal 2002. The decrease in revenue was primarily due to the slowdown in customer buying decisions, stemming from overall reductions in the capital investment budgets of many communications service providers.

     License revenue decreased from $153.7 million in fiscal 2002 to $65.6 million in fiscal 2003, a decrease of 57.3%, and service revenue decreased by 2.9% from $1,459.9 million in fiscal 2002 to $1,417.7 million in fiscal 2003. The decrease in license revenue is attributable primarily to the reduction in capital investments by our communications customers, which resulted in our obtaining fewer new contracts than in fiscal 2002 and smaller initial spending commitments under contracts with some of our customers. The significant new contracts that we did obtain were for Managed Services arrangements, which contain only a small license revenue component. In addition, the current communications market environment has resulted in pricing pressure, particularly with respect to license fees. The decrease in service revenue is attributable to smaller initial spending commitments by our communications customers and reduced discretionary spending under contracts with some of our customers. Recently, there have been some increasing signs of stabilization in the market. During 2003, total quarterly revenue increased by 4.6% between the first and second quarters, by 6.2% between the second and third quarters and by 9.2% between the third and fourth quarters, primarily as a result of the new Managed Services agreements and our acquisition of Certen in the fourth quarter of fiscal 2003.

     The recent quarterly trends in our total revenue are summarized below (in millions):

                                                       Q1       Q2       Q3       Q4
                                                     ------   ------   ------   ------
Fiscal 2003........................................  $339.4   $355.0   $377.2   $411.7
Fiscal 2002........................................  $422.6   $455.3   $380.2   $355.5

     The decline in our overall revenue in fiscal 2003 was primarily attributable to a decrease in revenue from CC&B Systems. Total CC&B Systems revenue for fiscal 2003 was $1,280.4 million, a decrease of $159.6 million, or 11.1%, from fiscal 2002. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their billing, CRM and order management systems. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Approximately $59.0 million of CC&B Systems revenue for fiscal 2003 was derived from customers other than communications service providers.

     Revenue from Directory Systems was $202.9 million for fiscal 2003, an increase of $29.3 million, or 16.9%, over fiscal 2002. The increase is attributable primarily to new Managed Services agreements as well as extensions of agreements with, and additional services rendered to, existing customers, which was partially offset by completion of some major implementation projects.

     In fiscal 2003, revenue from customers in North America, Europe and the rest of the world accounted for 62.0%, 29.8% and 8.2% of our total revenue, respectively, compared to 61.9%, 28.9% and 9.2%, respectively, for fiscal 2002.

     Cost of License. Cost of license for fiscal 2003 was $5.8 million compared to $6.0 million for fiscal 2002. Cost of license mainly includes amortization of purchased computer software and intellectual property rights.

     Cost of Service. Cost of service for fiscal 2003 was $907.6 million, a decrease of $19.7 million, or 2.1%, from the cost of service of $927.4 million for fiscal 2002. As a percentage of revenue, cost of service increased to 61.2% in fiscal 2003 from 57.5% in fiscal 2002. The decrease in cost of service is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Although our cost of service decreased in fiscal 2003, our gross margin also decreased. The decrease in the gross margin is attributable to the decrease in license revenue and to the fact that our cost reductions were proportionally less than the decrease in our service revenue. Our gross margin was also affected by new Managed Services projects, which tend to be less profitable in their initial period. We have taken steps to decrease our costs and increase our gross margin. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

     Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In fiscal 2003, research and development expense was $119.3 million, or 8.0% of revenue, compared with $124.1 million, or 7.7% of revenue, in fiscal 2002. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

     Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and decreased by 7.7% to $206.3 million, or 13.9% of revenue, in fiscal 2003 from $223.6 million, or 13.9% of revenue, in fiscal 2002. The decrease in selling, general and administrative expense is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Selling, general and administrative expense decreased in fiscal 2003 proportionally with our revenue, resulting in the same percentage of revenue as in fiscal 2002.

     Amortization of Goodwill and Purchased Intangible Assets. Effective as of October 1, 2002, we adopted SFAS No. 142 and goodwill related to our acquisitions is no longer amortized. Instead, any such goodwill is subject only to periodic impairment tests. See the discussion below under the caption "Adoption of New Accounting Standards". Amortization of goodwill for fiscal 2002 was $204.6 million. Amortization of purchased intangible assets for fiscal 2003 was $19.9 million, compared to $27.2 million in fiscal 2002. Amortization of purchased intangible assets for fiscal 2002 included amortization of purchased intangible assets that were fully amortized in fiscal 2002.

     Restructuring Charges, In-Process Research and Development and
Other. Restructuring charges, in-process research and development and other in fiscal 2003 consisted of a restructuring charge of $10.0 million related to the cost reduction program we implemented in the first quarter of fiscal 2003 and the cumulative effect of our 10% share in Certen's pre-acquisition results of $4.1 million. Restructuring charges, in-process research and development and other in fiscal 2002 consisted of a one-time charge of $17.4 million for write-off of purchased in-process research and development resulting from the Clarify transaction, a restructuring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility and a restructuring charge of $20.9 million related to the cost reduction program we implemented in the fourth quarter of fiscal 2002. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

     Operating Income. Operating income for fiscal 2003, was $210.4 million, or 14.2% of revenue, compared to $49.2 million, or 3.0% of revenue, in fiscal 2002. The increase is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in fiscal 2003.

     Operating income for fiscal 2002 included amortization of goodwill of $204.6 million, amortization of purchased intangible assets of $27.2 million, restructuring charges of $34.2 million and the write-off of in-process research and development of $17.4 million. Excluding amortization of goodwill and purchased intangible assets and the write-off of in-process research and development, operating income for fiscal 2002 was $298.4 million, or 18.5% of revenue. Operating income for fiscal 2003 included amortization of purchased intangible assets of $19.9 million, restructuring charges of $10.0 million and the cumulative effect of our 10% share in Certen's pre-acquisition results of $4.1 million. Excluding amortization of purchased intangible assets and the cumulative effect of our 10% share in Certen's pre-acquisition results, operating income for fiscal 2003, was $234.5 million, or 15.8% of revenue, a decrease of 21.4% from the prior year. The decrease in our operating income, excluding amortization of purchased intangible assets and goodwill, the write-off of in-process research and development and the cumulative effect of our 10% share in Certen's pre-acquisition results, was due to a decrease in our revenue, mainly license revenue, in fiscal 2003, caused by the slowdown in our markets, which was not offset by a corresponding decrease in our operating costs. Our operating income was also affected by our new Managed Services projects that are less profitable in their initial period.

     Interest Income and Other, Net. For fiscal 2003, interest income and other, net, was $14.8 million, a decrease of $4.5 million from fiscal 2002. The decrease in interest income and other, net, is primarily attributable to the decline in interest rates on our short-term interest-bearing investments, and to the gain recognized in the fourth quarter of fiscal 2002 from the repurchases of our Notes that was greater than the gain from our repurchases in the fourth quarter of 2003. See the discussion above under the caption "Convertible Notes".

     Income Taxes. Income taxes for fiscal 2003 were $56.3 million on pretax income of $225.2 million. Our effective tax rate in fiscal 2003 was 25%. As a result of the adoption of SFAS No. 142 we no longer amortize goodwill resulting from acquisitions, thus goodwill amortization that is not tax-deductible no longer affects our effective tax rate. In fiscal 2002, income taxes were $73.5 million on pretax income of $68.5 million, or 107% of pretax income, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax-deductible. The effective tax rate for fiscal 2002, excluding amortization of purchased intangible assets and goodwill, was 28%. See the discussion below under the caption "Effective Tax Rate".

     Net Income (Loss). Net income was $168.9 million in fiscal 2003, compared to a net loss of $5.1 million in fiscal 2002. Net income for fiscal 2003 included amortization of purchased intangible assets, restructuring charges and the cumulative effect of our 10% share in Certen's pre-acquisition results. Excluding amortization of purchased intangible assets and the cumulative effect of our 10% share in Certen's pre-acquisition results and related tax effects, net income was $186.9 million, representing 12.6% of revenue, a decrease of 16.7% from fiscal 2002. Net loss for fiscal 2002 included amortization of goodwill and purchased intangible assets, restructuring charges, the write-off of in-process research and development and the gain from the repurchase of our Notes. Excluding amortization of goodwill and purchased intangible assets, the write-off of in-process research and development and the gain from the repurchase of our Notes and related tax effects, net income for fiscal 2002 was $224.4 million, or 13.9% of revenue. The decrease in our net income, excluding amortization of purchased intangible assets and goodwill, the write-off of in-process research and development, the gain from the repurchase of our Notes and the cumulative effect of our 10% share in Certen's pre-acquisition results, was due to a decrease in our revenue in fiscal 2003, caused by the slowdown in our markets, which was not offset by a corresponding decrease in our operating costs. Our net income was also affected by new Managed Services projects that are less profitable in their initial period.

     Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated period of benefit. Net income and earnings per share for fiscal 2002, adjusted to exclude amortization of goodwill and workforce-in-place, net of tax, are as follows (in millions, except per share data):

                                                                YEAR ENDED
                                                               SEPTEMBER 30,
                                                                   2002
                                                               -------------
Reported net loss...........................................      $ (5.1)
Add back: goodwill and workforce-in-place amortization......       204.6
Attributable tax effect.....................................        (2.7)
                                                                  ------
Adjusted net income.........................................      $196.8
                                                                  ======
Adjusted basic earnings per share...........................      $ 0.89
                                                                  ======
Adjusted diluted earnings per share.........................      $ 0.88
                                                                  ======

     Diluted Earnings (Loss) Per Share. Diluted earnings per share were $0.77 for fiscal 2003, compared to net loss per share of $0.02 in fiscal 2002. Diluted earnings per share in fiscal 2003, excluding amortization of purchased intangible assets and goodwill, the write-off of in-process research and development, the gain from the repurchase of our Notes and the cumulative effect of our 10% share in Certen's pre-acquisition results and related tax effects, decreased by 15.8% from $1.01 in fiscal 2002, to $0.85 per diluted share.

  FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001

     Revenue. Total revenue for the year ended September 30, 2002 was $1,613.6 million, an increase of $79.7 million, or 5.2%, over fiscal 2001. This growth rate was significantly less than the 37.2% revenue increase we had been able to achieve between fiscal 2000 and 2001, primarily as a result of the pronounced decrease in our CC&B Systems revenue in the second half of fiscal 2002, partially offset by revenue attributable to our acquisition of Clarify. While CC&B Systems revenue levels in the first six months of fiscal 2002 were 23.8% higher than revenue levels for CC&B Systems in the comparable period of fiscal 2001, and 6.3% higher sequentially based on a comparison of our second to our first fiscal quarters of 2002, CC&B Systems revenue declined significantly in the second six months of fiscal 2002. We experienced a $130.6 million, or 16.6%, decline in revenue from our CC&B Systems between the first half and second half of fiscal 2002 and sequential declines of $65.9 million or 16.3% and $23.0 million or 6.8%, between the second and third fiscal quarters and third and fourth fiscal quarters of 2002, respectively.

     The quarterly trends in our total revenue in fiscal 2002 and 2001 are summarized below (in millions):

                                                               Q1       Q2       Q3       Q4
                                                             ------   ------   ------   ------
Fiscal 2002................................................  $422.6   $455.3   $380.2   $355.5
Fiscal 2001................................................  $342.2   $372.3   $404.0   $415.4

     License revenue decreased from $171.4 million in fiscal 2001 to $153.7 million in fiscal 2002, a decrease of 10.4%, while service revenue increased by 7.2% to $1,459.9 million in fiscal 2002 from $1,362.5 million in fiscal 2001. The decrease in license revenue and the smaller than expected growth in service revenue are attributable primarily to the slowdown in customer buying decisions in the second half of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers. This reduction in investment by our customers resulted in our obtaining fewer new contracts than expected and smaller than expected initial spending commitments under contracts with some of our customers. The smaller than anticipated increase in service revenue was also attributable, in part, to reduced discretionary spending under contracts with some of our customers in the second half of fiscal 2002.

     Total CC&B Systems revenue for fiscal 2002 was $1,440.0 million, an increase of $60.3 million, or 4.4%, over fiscal 2001. During fiscal 2002, the demand for our CC&B Systems was primarily driven by the need for communications companies to continue to upgrade their customer care and billing, CRM software and order management systems in response to competition in the subscriber markets, the need to offer new data services and the need to improve productivity and operational efficiency. In addition, demand for our CC&B Systems was enhanced by our acquisition of Clarify, which added Clarify's CRM software to our CC&B Systems portfolio of offerings. As a result of the Clarify acquisition, we derived a portion of our CC&B Systems revenue in fiscal 2002 from customers other than communications service providers. For fiscal 2002, $59.9 million of our CC&B Systems revenue was attributable to such customers.

     Revenue from Directory Systems was $173.6 million for fiscal 2002, an increase of $19.3 million, or 12.5%, over fiscal 2001. The increase was attributable primarily to extensions of agreements with, and additional services rendered to, existing customers.

     In fiscal 2002, revenue from customers in North America, Europe and the rest of the world accounted for 61.9%, 28.9% and 9.2%, respectively, compared to 53.8%, 35.8% and 10.4%, respectively, for fiscal 2001. The growth in North American revenue in fiscal 2002 was attributable primarily to increased activity from existing customers.

     Cost of License. Cost of license for fiscal 2002 was $6.0 million, an increase of $0.3 million, or 5.9%, over the cost of license for fiscal 2001. Cost of license includes amortization of purchased computer software and intellectual property rights, and is decreasing as a result of our amortizing on a faster than straight-line basis.

     Cost of Service. Cost of service for fiscal 2002 was $927.4 million, an increase of $79.8 million, or 9.4%, over the cost of service of $847.6 million for fiscal 2001. As a percentage of revenue, cost of service increased to 57.5% in fiscal 2002 from 55.3% in fiscal 2001. The increase in cost of service as a percentage of revenue was attributable to the decrease in license revenue and the slight decrease in the gross margin of our service revenue in the second half of fiscal 2002. As a result of general economic and other factors negatively impacting our markets, we took steps to decrease our costs. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

     Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development program. For fiscal 2002, research and development expense was $124.1 million, or 7.7% of revenue, compared with $105.8 million, or 6.9% of revenue, in fiscal 2001. The increase in expense reflects ongoing expenditures primarily for CC&B Systems. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

     Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 14.3% to $223.6 million, or 13.9% of revenue, in fiscal 2002 from $195.6 million, or 12.7% of revenue, in fiscal 2001. The increase in selling, general and administrative expense as a percentage of revenue was attributable primarily to the increase in our selling and marketing efforts in fiscal 2002 and, to a lesser degree, to the reduction in our revenue growth, which was not offset by a corresponding decrease in our selling, general and administrative expense.

     Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets for fiscal 2002 was $231.8 million, compared to $220.0 million in fiscal 2001. The increase in amortization expense in fiscal 2002 was due to non-goodwill related amortization resulting from the Clarify acquisition. In accordance with SFAS No. 142, goodwill related to Clarify, an acquisition completed after July 1, 2001, is not amortized, but is subject to periodic impairment tests. For acquisitions completed prior to July 1, 2001, under SFAS No. 142 amortization of goodwill and certain other intangibles, such as workforce-in-place, ceased on October 1, 2002. In fiscal 2002 and 2001, total amortization related to such goodwill and workforce-in-place was $204.6 million. Effective as of October 1, 2002, we adopted SFAS No. 142 and goodwill related to our acquisitions is no longer amortized. Instead, any such goodwill became subject only to the same periodic impairment tests applicable to Clarify-related goodwill.

     Restructuring Charges, In-Process Research and Development and
Other. Restructuring charges, in-process research and development and other in fiscal 2002 consisted of a one-time charge of $17.4 million for write-off of purchased in-process research and development resulting from the Clarify transaction, a restructuring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility and a restructuring charge of $20.9 million related to the cost reduction program we implemented in the fourth quarter of fiscal 2002. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

     Operating Income. Operating income for fiscal 2002 was $49.2 million, compared to $159.3 million for fiscal 2001, a decrease of 69.1%. The decrease resulted primarily from the reduction in our revenue growth in fiscal 2002, which was not offset by a corresponding decrease in our costs, as well as from the Clarify acquisition-related charges and the restructuring charges resulting from the Stamford facility closing and the implementation of our cost reduction program.

     Operating income for fiscal 2001 included amortization of goodwill and purchased intangible assets of $220.0 million. Excluding amortization of goodwill and purchased intangible assets, operating income for fiscal 2001 was $379.3 million, or 24.7% of revenue. Operating income for fiscal 2002 included amortization of goodwill and purchased intangible assets of $231.8 million, restructuring charges of $34.2 million and the write-off of in-process research and development of $17.4 million. Excluding amortization of goodwill and purchased intangible assets and the write-off of in-process research and development, operating income for fiscal 2002 was $298.4 million, or 18.5% of revenue, a decrease of 21.3% from the prior year. The decrease in our operating income, excluding amortization of purchased intangible assets and goodwill and the write-off of in-process research and development, was due to a decrease in our revenue in fiscal 2002, caused by the slowdown in our market in the second half of fiscal 2002, which was not offset by a corresponding decrease in our operating costs.

     Interest Income and Other, Net. For fiscal 2002, interest income and other, net, was $19.3 million, a decrease of $3.0 million from fiscal 2001. The decrease in interest income and other, net, was primarily attributable to the full-year interest expense and amortization of debt issuance costs related to our Notes, compared to four months of these costs in fiscal 2001. The decrease in interest income and other, net, was partially offset by gain of $6.0 million from the repurchase of our Notes. See the discussion above under the caption "Convertible Notes".

     Income Taxes. Income taxes for fiscal 2002 were $73.5 million on pretax income of $68.5 million. Our effective tax rate for fiscal 2002 was 107%, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible. See the discussion below under the caption "Effective Tax Rate". The effective tax rate for fiscal 2002, excluding the acquisition-related charges, and the gain from the repurchase of our Notes, was 28%. For the year ended September 30, 2001, income taxes were $115.2 million on income before income taxes of $181.6 million. The effective tax rate for fiscal 2001 was 63% (due to non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible) and the effective tax rate for such period, excluding acquisition-related charges, was 30%.

     Net (Loss) Income. We incurred a net loss of $5.1 million in fiscal 2002, compared to net income of $66.4 million in fiscal 2001. The net loss in fiscal 2002 resulted primarily from a decrease in our license revenue and the reduction in our revenue growth in fiscal 2002, which was not offset by a corresponding decrease in our costs, as well as from the Clarify acquisition-related charges and the restructuring charges resulting from the Stamford facility closing and the implementation of the cost reduction program. Our adoption of SFAS No. 142 as of October 1, 2002 had a positive impact on our results of operations in fiscal 2003. As a result of the adoption, we no longer amortize the goodwill from any of our acquisitions. Instead, any such goodwill is subject only to periodic impairment tests.

     Net income for fiscal 2001 included amortization of goodwill and purchased intangible assets. Excluding amortization of goodwill and purchased intangible assets and related tax effects, net income for fiscal 2001 was $281.1 million, or 18.3% of revenue. Net income for fiscal 2002 included amortization of goodwill and purchased intangible assets, purchased in-process research and development, restructuring charges and the gain from the repurchase of our Notes. Excluding the aforementioned items, net income was $224.4 million, representing 13.9% of revenue, a decrease of 20.2% from the prior year. The decrease in our net income, excluding amortization of purchased intangible assets and goodwill, the write-off of in-process research and development and the gain from the repurchase of our Notes, was due to a decrease in our revenue in the year ended September 30, 2002, caused by the slowdown in our markets in the second half of fiscal 2002, which was not offset by a corresponding decrease in our operating costs.

     Set forth below is the effect of non-amortization of goodwill and workforce-in-place (in millions, except per share data):

                                                                YEAR ENDED
                                                               SEPTEMBER 30,
                                                              ---------------
                                                               2002     2001
                                                              ------   ------
Reported net (loss) income..................................  $ (5.1)  $ 66.4
Add back: goodwill and workforce-in-place amortizations.....   204.6    204.6
Attributable tax effect.....................................    (2.7)    (2.7)
                                                              ------   ------
Adjusted net income.........................................  $196.8   $268.3
                                                              ======   ======
Adjusted basic earnings per share...........................  $ 0.89   $ 1.21
                                                              ======   ======
Adjusted diluted earnings per share.........................  $ 0.88   $ 1.18
                                                              ======   ======

     Diluted (Loss) Earnings Per Share. Diluted loss per share was $0.02 for fiscal 2002, compared to diluted earnings per share of $0.29 in fiscal 2001. Diluted earnings per share in fiscal 2002, excluding amortization of purchased intangible assets and goodwill, the write-off of in-process research and development and the gain from the repurchase of our Notes and related tax effects, decreased by 18.5% from $1.24 in fiscal 2001, to $1.01 per diluted share. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,290.9 million as of September 30, 2003, compared to $1,047.8 million as of September 30, 2002. The increase is attributable primarily to cash flows from operations which was partially offset by the use of $67.6 million in cash in connection with the acquisition of Certen, less $25.5 million in cash received in connection with that acquisition, and $44.2 million in cash to repurchase a portion of our Notes. Net cash provided by operating activities amounted to $382.0 million for fiscal 2003 and $412.3 million for fiscal 2002. The decrease in cash flows from operations was primarily due to decreased net income before depreciation and amortization, which was partially offset by a decrease in working capital excluding cash. We currently intend to retain our future operating cash flows to support the further expansion of our business including investments related to new Managed Services projects and acquisitions, although we may also use a portion of our cash for future repurchases of our outstanding securities. See the discussions above under the captions "Share Repurchase Program" and "Convertible Notes".

     As of September 30, 2003, we had positive working capital of $567.3 million, compared to positive working capital of $938.6 million as of September 30, 2002. The decrease is attributable primarily to the reclassification of the Notes as a short-term liability because the holders of the Notes may require us to redeem the Notes on June 1, 2004. The decrease was partially offset by the increase in cash, cash equivalents and short-term interest-bearing investments. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

     As of September 30, 2003, $400.5 million aggregate principal amount of the Notes was outstanding. In July 2002, our Board of Directors authorized us to repurchase outstanding Notes, in such amounts, at such prices and at such times considered appropriate by us. During the fourth quarter of fiscal 2002 and the fourth quarter of fiscal 2003 we repurchased $54.9 million and $44.6 million aggregate principal amount of the Notes, respectively. We funded these repurchases, and intend to fund any future repurchases, with available funds. On June 1, 2004, the holders of our Notes may require us to redeem their Notes at 100% of their principal amount plus accrued interest to the redemption date. Due to the high conversion price for the Notes, it is likely that the holders of the Notes will require us to redeem their Notes. We may choose to redeem the Notes in cash, in ordinary shares, or in a combination of cash and ordinary shares. See the discussion above under the caption "Convertible Notes".

     As of September 30, 2003, we had available short-term general revolving lines of credit totaling $30.0 million, none of which were outstanding. In addition, as of September 30, 2003 we had credit facilities totaling $40.3 million, limited for the use of letters of credit and bank guarantees from various banks. Outstanding letters of credit and bank guarantees as of September 30, 2003 totaled $22.6 million. These were mostly supported by a combination of the credit facilities described above and compensating cash balances that we maintain with the issuing banks.

     As of September 30, 2003, we had outstanding long-term obligations of $48.2 million in connection with leasing arrangements.

     The following table summarizes our contractual obligations as of September 30, 2003 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

                                                              CASH PAYMENTS DUE BY PERIOD
                                               ---------------------------------------------------------
                                                        LESS THAN
CONTRACTUAL OBLIGATIONS                        TOTAL     1 YEAR     1-3 YEARS   4-5 YEARS   OVER 5 YEARS
-----------------------                        ------   ---------   ---------   ---------   ------------
Convertible notes(*).........................  $400.5    $400.5       $  --       $  --        $  --
Financing arrangement........................     2.8       2.2         0.6          --           --
Capital lease obligations....................    48.2      25.5        22.7          --           --
Non-cancelable operating leases..............   146.5      38.8        55.2        33.5         19.0
                                               ------    ------       -----       -----        -----
                                               $598.0    $467.0       $78.5       $33.5        $19.0
                                               ======    ======       =====       =====        =====

---------------

(*) June 1, 2004 is the earliest date that the holders of our Notes may require us to redeem their Notes. See the discussion above under the caption "Convertible Notes".

     Our capital expenditures were approximately $63.0 million in fiscal 2003. These expenditures consisted primarily of purchases of computer equipment and, to a lesser degree, leasehold improvements and vehicles. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

     In September 2003, we released $13.3 million of valuation allowances related to deferred tax assets derived from carry-forward operating losses incurred by our Canadian subsidiary. In September 2002, we released valuation allowances related to deferred tax assets derived from carry-forward operating losses relating to losses incurred by the subsidiary prior to our acquisition of that company in April 2000, resulting in an offsetting reduction of the goodwill recorded in the acquisition of approximately

$9.0 million. The release of these valuation allowances was made based on our estimation that we will be able to realize the tax benefits associated with those net operating losses.

EFFECTIVE TAX RATE

     Our effective tax rate for fiscal year 2003 was 25% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries.

     Effective October 1, 2002, following the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions. See the discussion below under the caption "Adoption of New Accounting Standards". As a result, goodwill amortization that is not tax-deductible no longer affects our effective tax rate.

     In fiscal 2002, our effective tax rate was 107%. This high effective tax rate was primarily attributable to amortization of goodwill related to our acquisitions, much of which was not tax deductible. In fiscal 2002 our effective tax rate was also adversely affected by the revision we made in our third quarter of fiscal 2002 to our annual estimated pretax income levels. Excluding the amortization related to our acquisitions, our overall effective tax rate would have been 28% for fiscal 2002.

     We expect a reduction in our effective tax rate in fiscal 2004 from 25% to 23%. The reduction is due to our continued expansion into countries with lower effective tax rates.

ADOPTION OF NEW ACCOUNTING STANDARDS

  ACCOUNTING FOR REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES

     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements With Multiple Deliverables" ("Issue 00-21"). Issue 00-21 provides guidance for determining the unit(s) of accounting in arrangements that include multiple products, services, and/or rights to use assets. Issue 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We have adopted Issue 00-21 effective July 1, 2003. The guidance in EITF 00-21 did not modify our previous accounting for transactions that includes multiple deliverables.

  ACCOUNTING FOR STOCK-BASED COMPENSATION

     In June 2002 the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an Amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS No. 148 were effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS No. 148 is effective for interim periods beginning after December 15, 2002. We follow Accounting Principles Board No. 25 in accounting for our employee stock options. The transition and annual disclosure requirements of SFAS No. 148 were effective for us commencing January 1, 2003. We adopted the interim disclosure provision in the quarter ended March 31, 2003, which is provided in Note 2 to the consolidated financial statements included in this Annual Report.

  GOODWILL AND PURCHASED INTANGIBLE ASSETS

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Certain intangible assets will continue to be amortized over their useful lives. According to SFAS No. 141's new definition of intangible assets, workforce-in-place was reclassified to goodwill.

     Effective October 1, 2002 we adopted SFAS No. 142. Subsequent to the adoption of the new rules, we performed the transitional impairment tests of goodwill recorded as of October 1, 2002. Thereafter, an annual impairment test will be performed in the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. As discussed in Note 1 to the consolidated financial statements included in this document, Amdocs and its subsidiaries operate in one operating segment, which is the reporting unit under SFAS No.
142. In calculating the fair value of the reporting unit, we used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and as a result of the annual impairment tests.

     Prior to fiscal 2003, goodwill and workforce-in-place were amortized using the straight-line method over their estimated period of benefit. We recorded goodwill and workforce-in-place amortization of $204.6 million in fiscal 2002 and in fiscal 2001.

  GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 eliminates previous requirements to classify gains and losses from extinguishment of debt as extraordinary items in earnings. Gains or losses from extinguishment of debt for fiscal years beginning after May 15, 2002 may not be classified as extraordinary items unless certain provisions are met. Early adoption was encouraged. We adopted SFAS No. 145 in the fourth quarter of fiscal 2002 in connection with the gains related to the repurchases of a portion of our Notes. See the discussion above under the caption "Convertible Notes".

  GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

     In November 2002 the FASB issued FASB Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires that at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The additional disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain of our guarantees issued before December 31, 2002.

     We are a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of our customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to us under this agreement. The indemnification under this agreement expires in December 2005. As of September 30, 2003 and September 30, 2002, the maximum potential amount of our future exposure under this guarantee pursuant to FIN No. 45 was $4.7 million.

     We generally sell our ClarifyCRM products with a limited warranty for a period of 90 days. Our policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on our experience, only minimal warranty services have been required and, as a result, we did not accrue any amounts for product warranty liability during fiscal 2003.

     We generally indemnify our customers against claims of intellectual property infringement made by third parties arising from the use of our software. To date, we have incurred only minimal costs as a result of such obligations and have not accrued any liabilities related to such indemnification in our financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

  COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

     In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity, including restructuring activities, be recognized and measured initially at fair value only when the liability is incurred, or for certain one-time employee termination costs over a future service period. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. As a result, SFAS No. 146 may affect both the timing and amounts of the recognition of future restructuring costs. SFAS No. 146 was effective for exit or disposal activities that were initiated after December 31, 2002.

  NON-SOFTWARE ELEMENTS IN AN ARRANGEMENT CONTAINING SOFTWARE

     In July 2003, the EITF reached a consensus on EITF Issue No. 03-05, "Applicability of AICPA Statement of Position ("SOP") 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than Incidental Software" ("Issue 03-05"). Issue 03-05 is regarding whether non-software deliverables (e.g., non-software related equipment or services) included in an arrangement that contains software that is more than incidental to the products or services as a whole are included within the scope of Statement of Position 97-2, "Software Revenue Recognition". Software-related elements include software products, upgrades/enhancements, post-contract customer support, and services as well as any non-software deliverables for which a software deliverable is essential to its functionality. Under Issue 03-05, in an arrangement that includes software, computer hardware that will contain the software, and additional unrelated equipment, if the software is essential to the functionality of the hardware, the hardware would be considered software-related and, therefore, included within the scope of SOP 97-2. Issue 03-05 is effective for arrangements entered into in the first reporting period (annual or interim) beginning after August 13, 2003. We are in the process of analyzing the effect of Issue 03-05 on our consolidated financial position and results of operations and believe it will not be significant.

CRITICAL ACCOUNTING POLICIES

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

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

     Our critical accounting policies are as follows:

     - Revenue recognition and contract accounting

     - Doubtful accounts

     - Tax accounting

     - Derivative and hedge accounting

     - Realizability of long-lived assets

     Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies. We believe that, compared to the critical accounting policies listed above, the other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported consolidated results of operations for a given period.

 REVENUE RECOGNITION AND CONTRACT ACCOUNTING

     Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

     A significant portion of our revenue is recognized over the course of long-term projects, under the percentage of completion method of accounting. The percentage of completion method requires significant judgment, such as estimations of progress-to-completion, contract revenue, loss contracts and contract costs.

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

     For arrangements with multiple obligations, we allocate revenue to each component based upon its fair value, which is determined in reliance on the specific objective evidence for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements in similar arrangements.

     Revenue from third-party hardware and software sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

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

 TAX ACCOUNTING

     As part of the process of preparing our consolidated financial statements we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

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

 DERIVATIVE AND HEDGE ACCOUNTING

     Approximately 20% of our revenue and 40% of our operating expenses (excluding acquisition-related charges and restructuring charges) are not denominated in U.S. dollar or linked to the U.S. dollar. We enter into foreign exchange forward contracts to hedge a significant portion of our foreign currency exposure to minimize fluctuations in revenue and expenses. The majority of our hedging arrangements are classified as cash flow hedges. Accordingly, changes in the fair value of these forward exchange contracts are recorded in other comprehensive income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

 REALIZABILITY OF LONG-LIVED ASSETS

     We are required to assess the impairment of long-lived assets, tangible and intangible, on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment based on a number of factors, including any significant changes in the manner of our use of the acquired assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

     Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is recorded. We measure fair value based on a projected future cash flow using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

     Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

LITIGATION

     On December 2, 2003 we announced that the United States District Court for the Eastern District of Missouri had issued an order granting our motion to dismiss the securities class action lawsuits that had been pending against us and certain of our directors and officers since June 2002. The court's order also directed that judgment be entered in favor of the defendants. The consolidated complaint filed in the action alleged that we and the individual defendants had made false or misleading statements about our business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. Under the Federal rules the plaintiffs have a period of 30 days in which to appeal the court's decision.

SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

     We have been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to our announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, our forecasting beginning with our April 23, 2002 press release. Although we believe that we will be able to satisfy any concerns the SEC staff may have in this regard, we are unable to predict the duration, scope, or outcome of the investigation. We are cooperating fully with the SEC staff.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries.

     As of November 30, 2003, our directors, senior managers and key employees upon whose work we are dependent were as follows:

NAME                                           AGE                   POSITION
----                                           ----                  --------
Bruce K. Anderson(1)(3)......................    63   Chairman of the Board and President,
                                                        Amdocs Limited
Avinoam Naor(1)(3)...........................    55   Vice Chairman, Amdocs Limited
Adrian Gardner(2)............................    41   Director and Chairman of the Audit
                                                        Committee, Amdocs Limited
Julian A. Brodsky............................    70   Director, Amdocs Limited
Charles E. Foster(2).........................    67   Director, Amdocs Limited
James S. Kahan(1)(3).........................    56   Director, Amdocs Limited
John T. McLennan(2)..........................    58   Director, Amdocs Limited
Robert A. Minicucci(1)(3)....................    51   Director and Vice President, Amdocs
                                                        Limited
Mario Segal..................................    56   Director, Amdocs Limited
Dov Baharav(1)(3)............................    53   Director, Amdocs Limited; President and
                                                        Chief Executive Officer, Amdocs
                                                        Management Limited
Eli Gelman...................................    45   Director, Amdocs Limited; Executive
                                                      Vice President, Amdocs Management
                                                        Limited
Nehemia Lemelbaum............................    61   Director, Amdocs Limited; Senior Vice
                                                        President, Amdocs Management Limited
Ron Moskovitz................................    40   Senior Vice President and Chief
                                                      Financial Officer, Amdocs Management
                                                        Limited
David Avner..................................    52   Senior Vice President, Amdocs
                                                      Management Limited
Nissim Daunov................................    46   Senior Vice President, Amdocs
                                                      Management Limited
Thomas G. O'Brien............................    43   Treasurer and Secretary, Amdocs Limited
Melinos Pissourios...........................    35   Managing Director and General Manager,
                                                        Amdocs Development Limited
Burt Podbere.................................    37   General Manager, Amdocs Software
                                                        Systems Limited

---------------

     (1) Member of the Executive Committee

     (2) Member of Audit Committee

     (3) Member of the Compensation Committee

     Bruce K. Anderson has been Chairman of the Board of Directors of Amdocs since September 1997 and currently holds the title of President of our holding company, Amdocs Limited. Since August 1978, he has been a general partner of Welsh, Carson, Anderson & Stowe ("WCAS"), an investment firm that specializes in the acquisition of companies in the information services, communications and health care industries. Until September 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. Mr. Anderson served for nine years with Automated Data Processing, Inc. ("ADP") until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of Alliance Data Systems, Inc., a publicly held company, and Headstrong, Inc.

     Avinoam Naor has been a director of Amdocs since January 1999 and currently holds the title of Vice Chairman of the Board of Directors. Mr. Naor was a member of the team that founded Amdocs in 1982, initially serving as a Senior Vice President. He was appointed President and Chief Executive Officer of Amdocs Management Limited in 1995 and he held that position until July 2002. In 1998 he led our initial public offering, and while he was Chief Executive Officer of Amdocs Management Limited, he directed our major acquisitions and secondary offerings. He has been involved with software development for 29 years.

     Adrian Gardner has been a director of Amdocs since April 1998 and is Chairman of the Audit Committee. Mr. Gardner is the Chief Financial Officer and a director of Strakan Group, Ltd., a pharmaceuticals company based in the United Kingdom, which he joined in April 2002. Prior to joining Strakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology- and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a member of the Institute of Chartered Accountants in England & Wales.

     Julian A. Brodsky has been a director of Amdocs since July 2003. Mr. Brodsky has served as a director and as Vice Chairman of Comcast Corporation for more than five years. Prior to November 2002, he served as a director and Vice Chairman of Comcast Holdings for more than five years. Mr. Brodsky is also Chairman of Comcast Interactive Capital, LP, a venture fund affiliated with Comcast. He is also a director of RBB Fund, Inc.

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

     John T. McLennan has been a director of Amdocs since November 1999. Since May 2000, he has served as Vice-Chair and Chief Executive Officer of Allstream (formerly AT&T Canada). Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until May 2000. From 1993 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan is also a director of Allstream, Hummingbird Ltd., a Canadian publicly held company engages in the production of enterprise management software, and of several other private software and communication companies.

     Robert A. Minicucci has been a director of Amdocs since September 1997 and currently holds the title of Vice President of our holding company, Amdocs Limited. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for twelve years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is also a director of Alliance Data Systems, Inc., a publicly held company, and several private companies.

     Mario Segal has been a director of Amdocs since December 2001 and served as a Senior Vice President and the Chief Operating Officer of Amdocs Management Limited until July 2002. He joined Amdocs in 1984 as Senior Vice President and was a leading member of the team that developed the ADS (NG)/Family of Products directory automation systems and the Amdocs CC&B Systems platform. Prior to joining Amdocs, Mr. Segal was an account manager for a major North American yellow pages publisher and prior thereto managed the computer department of a major Israeli insurance company, leading large-scale software development projects and strategic planning of automation systems.

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

     Eli Gelman has been a director of Amdocs since July 2002 and is the Executive Vice President of Amdocs Management Limited, where he has responsibility for sales, strategic alliances and corporate and business development. He has more than 26 years of experience in the software industry, including more than 15 years with Amdocs. Prior to his current position, he was a division president, where he headed our United States sales and marketing operations and helped spearhead our entry into the CC&B Systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks.

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

     Ron Moskovitz is a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited, and has overall coordination responsibility for the financial reporting of our operating subsidiaries. Mr. Moskovitz joined Amdocs in 1998 and served until July 2002 as Vice President of Finance. He has been responsible for the Company's financial organization, and was involved in Amdocs' initial public offering, merger and acquisition activities and various other financial operations. Prior to joining Amdocs, Mr. Moskovitz served in various senior financial positions with Tower Semiconductor, a publicly held semiconductor manufacturer. Mr. Moskovitz is a Certified Public Accountant
(Isr).

     David Avner is a Senior Vice President of Amdocs Management Limited, where he has responsibility for corporate operations. Mr. Avner has had more than 20 years of experience in the software industry, including the four years he has been with Amdocs. Immediately prior to his current position, Mr. Avner was a group president, in which capacity he headed our European and Latin America operations. Before that, Mr. Avner was a vice president in charge of a number of major European and North American installations. Prior to joining Amdocs, Mr. Avner was the General Manager of Strauss Dairy (now part of the Strauss-Elite Group), a leading producer of dairy and other food products in Israel, and prior to that was its Chief Information Officer.

     Nissim Daunov is a Senior Vice President of Amdocs Management Limited, and is responsible for new initiatives in financial services. For the past 23 years, Mr. Daunov has been involved in design, development and implementation of large-scale data processing systems, handling large data volumes over distributed networks. In the last year, Mr. Daunov was responsible for our product development and marketing organizations. Mr. Daunov joined Amdocs in 1986.

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

     Melinos Pissourios is Managing Director and General Manager of Amdocs Development Limited. Mr. Pissourios, who joined Amdocs in April 1998, is also the Financial Controller of Amdocs Development Limited in Cyprus. Prior to joining Amdocs, Mr. Pissourios was the Group Financial Controller at AEC Holland Group. He also worked for KPMG Peat Marwick for four years. Mr. Pissourios is a member of the Institute of Chartered Accountants of England & Wales and of the Cyprus Institute of Certified Public Accountants and he is a registered auditor in Cyprus.

     Burt Podbere has been the General Manager of Amdocs Software Systems Limited in Ireland since October 2002. He joined the Amdocs group in May 2001 as the financial director of Amdocs Canada Inc. Prior to joining Amdocs, Mr. Podbere was the Canadian Group Controller at US Filter Corporation, part of the Vivendi group of companies. He also worked for Ernst & Young LLP for four years. Mr. Podbere is a member of the Canadian Institute of Chartered Accountants.

COMPENSATION

     Our directors who are not employees of the Company ("Non-Employee Directors") receive compensation for their services as directors in the form of cash and options to purchase ordinary shares. Our compensation policy, as modified as of October 1, 2003, provides that each Non-Employee Director receives an annual cash payment of $30,000. Each of our Non-Employee Directors also receives an initial option grant for the purchase of 10,000 ordinary shares. Thereafter, Non-Employee Directors receive an annual option grant for the purchase of 5,000 ordinary shares, except for Non-Employee Directors who are members of our Audit Committee, who receive an annual option grant for the purchase of 6,000 ordinary shares. All option grants to our Non-Employee Directors vest as to one-quarter of the shares immediately, with the remainder vesting annually in three equal installments. Each Non-Employee Director receives $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of the Board of Directors, except for Non-Employee Directors who are members of our Audit Committee, who receive $2,000 per meeting of the Audit Committee. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

     A total of 20 persons who served either as directors of Amdocs or members of its administrative, supervisory or management bodies during all or part of fiscal 2003 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $9.7 million, which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. Included in this amount is remuneration to three former executive officers and one former director for the applicable portions of fiscal 2003.

     During fiscal 2003, we granted options to purchase ordinary shares to certain of our Non-Employee Directors, but did not make any option grants to members of our administrative, supervisory or management bodies. We granted to five Non-Employee Directors options to purchase an aggregate of 51,000 ordinary shares at a weighted average price of $10.13 per share, with vesting over three year terms. To recognize significant contributions to Amdocs over the years, we also granted to three of our Non-Employee Directors options to purchase an aggregate of 159,000 ordinary shares at a weighted average exercise price of $8.83 per share, with vesting over three year terms.

     All options were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below -- "Share Ownership -- Employee Stock Option and Incentive Plan".

BOARD PRACTICES

     Our entire Board of Directors is comprised of up to 13 directors. Eleven directors were elected to our Board of Directors at our annual meeting of shareholders on January 23, 2003 and one director was appointed to our Board of Directors effective July 2003. As permitted by our Articles of Association, the Board of Directors may fill the one remaining vacancy at any time. All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

  BOARD COMMITTEES

     Our Board of Directors has formed three committees set forth below. Members of each committee are appointed by the Board of Directors.

     The Executive Committee may act from time to time instead of the full Board of Directors and has such responsibilities as may be delegated to it by the Board of Directors. The current members of our Executive Committee are Messrs. Anderson (Chair), Naor, Baharav, Kahan and Minicucci.

     The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The current members of our Audit Committee are Messrs. Gardner (Chair), McLennan and Foster, all of whom are independent directors, as required by the rules of the NYSE.

     The Compensation Committee of the Board of Directors determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and certain consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs. The current members of our Compensation Committee are Messrs. Anderson (Chair), Naor, Baharav, Kahan and Minicucci. None of the members of the Committee was an employee of ours at any time during fiscal 2003, with the exception of Mr. Baharav. Mr. Baharav does not participate in any discussions relating to his own compensation.

EMPLOYEES

     The following table presents the approximate number of our full-time employees as of each date indicated, by function and by geographical location:

                                                               AS OF SEPTEMBER 30,
                                                              ----------------------
                                                               2003    2002    2001
                                                              ------   -----   -----
  Software and Information Technology
     Israel.................................................   4,100   4,100   4,200
     North America..........................................   3,500   2,600   2,700
     Rest of World..........................................   1,600   1,700   1,700
                                                              ------   -----   -----
                                                               9,200   8,400   8,600
  Management and Administration.............................   1,000   1,000   1,100
                                                              ------   -----   -----
Total employees.............................................  10,200   9,400   9,700
                                                              ======   =====   =====

     During fiscal 2002 and the first quarter of fiscal 2003, we took steps to reduce our costs and achieve increased operational efficiency, including by making reductions in our workforce. In the fourth quarter of 2002, as part of a cost reduction program, we reduced our workforce by approximately 1,000 software and information technology specialists and administrative professionals. In November 2002, we announced additional measures to reduce costs, including further reductions in our workforce of approximately 400 software and information technology specialists and administrative professionals. During fiscal 2003, as a result of our acquisition of Certen and our Managed Services agreement with SBC, we increased our workforce by approximately 1,200 employees. As of November 30, 2003, we employed on a full-time basis approximately 9,000 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 1,000 managers and administrative professionals. Approximately 4,000 of these software and information technology specialists are located in Israel and approximately 3,500 are located in North America.

     As a company with global operations, we are required to comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Brazil, Canada, Europe, Israel, Japan and the United States. Our employees in Europe are protected, in some countries, by mandatory collective bargaining agreements. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in particular countries, our compliance with such regulations could become more burdensome.

     Our principal operating subsidiaries are not party to any collective bargaining agreements. However, our Israeli subsidiary is subject to certain labor-related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association), which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. A significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is an adjustment of wages in relation to increases in the consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time. We consider our relationship with our employees to be good and have never experienced a labor dispute, strike or work stoppage.

     In addition, all employees in Brazil, including members of management, are represented by unions. Collective bargaining between employers and unions is mandatory, negotiated annually, and covers work conditions, including cost of living increases, minimum wages that exceed government thresholds and overtime pay.

     Some employees in Canada have union representation. There is no history of strikes or work stoppages, and our relationships with these employees are good. At the present time, we are appealing a ruling by the Canadian Industrial Relations Board that addresses the structure of the relevant bargaining unit and imposes Canadian Federal (as opposed to provincial) jurisdiction. We believe the outcome of the appeal will not have a material adverse effect on our operations or financial results.

SHARE OWNERSHIP

 SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY EMPLOYEES

     As of November 28, 2003, the aggregate number of our ordinary shares beneficially owned by our directors, senior managers and certain key employees was 33,465,836 shares. This number includes ordinary shares held by SBC, since Mr. Kahan, Senior Executive Vice President of SBC, serves on our Board of Directors, and accordingly, he may be deemed to be the beneficial owner of the shares held by SBC. Mr. Kahan disclaims beneficial ownership of such shares. Historically, this number also included shares held by WCAS, since Messrs. Anderson and Minicucci, affiliates of WCAS, serve on our Board of Directors. As of September 24, 2003, various investment partnerships affiliated with WCAS ceased to be shareholders of the Company. See "Major Shareholders and Related Party Transactions".

     Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

 EMPLOYEE STOCK OPTION AND INCENTIVE PLAN

     Our 1998 Stock Option and Incentive Plan, as amended (the "Option Plan"), provides for the grant by Amdocs of restricted shares or stock options to our directors, employees (including officers) and consultants. The purpose of the Option Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. As of November 28, 2003, of the 32,300,000 ordinary shares available for issuance under the Option Plan, 3,341,837 ordinary shares had been issued as a result of option exercises and 3,842,955 ordinary shares remained available for future grants. As of November 28, 2003, there were outstanding options to purchase an aggregate of 25,115,208 ordinary shares at exercise prices ranging from $1.92 to $78.31 per share and no restricted shares had been awarded.

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

     As a result of the ITDS and Solect transactions, as of November 28, 2003, we are obligated to issue (and have reserved for issuance) an additional 150,883 and 88,180 ordinary shares, respectively, upon exercise of options that had previously been granted under the ITDS and Solect option plans (the "Predecessor Plans") and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $1.87 to $71.97 per share. No additional options have been or will be granted under the Predecessor Plans.

     In December 2003 our Board of Directors approved, and recommended that the Company's shareholders approve, an amendment to the Option Plan. The amendment to the Option Plan would increase by 6 million shares the number of Ordinary Shares available for issuance and eliminate the Company's ability to conduct option repricing programs in which options are surrendered to the Company in exchange for new options and/or restricted stock. The shareholders will consider the amendment to the Option Plan at the Company's Annual General Meeting of Shareholders to be held January 22, 2004.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of November 28, 2003 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 216,098,335 ordinary shares outstanding as of November 28, 2003.

                                                                 SHARES
                                                              BENEFICIALLY   PERCENTAGE
NAME AND ADDRESS                                                 OWNED       OWNERSHIP
----------------                                              ------------   ----------
SBC Communications Inc.(1)..................................   20,297,698        9.4%
  175 E. Houston Street
  San Antonio, Texas 78205-2233

MFS Investment Management(2)................................   17,225,000        8.0%
  500 Boylston Street, 15th Floor
  Boston, Massachusetts 02116

All directors and executive officers as a group (18
  persons)(3)...............................................   33,465,836       15.4%

---------------
(1) Based upon information provided to us by SBC, SBCI, a wholly owned subsidiary of SBC, holds 7,551,875 of our ordinary shares, and SBC Option Delivery LLC, a majority-owned subsidiary of SBCI holds 12,745,823 of our ordinary shares. James S. Kahan, Senior Executive Vice President of SBC, serves on our Board of Directors.

(2) Based on a third-party report obtained by the Company regarding share ownership by institutional investors, MFS Investment Management Co. owned 17,225,000 shares at November 25, 2003.

(3) Includes ordinary shares held by SBC. See footnote 1 above. Mr. Kahan, Senior Executive Vice President of SBC, serves on the Company's Board of Directors and, accordingly, may be deemed to be the beneficial owner of the ordinary shares held by SBC. Mr. Kahan disclaims beneficial ownership of such shares. Also includes options granted to such directors and executive officers of the Company, which are exercisable within 60 days of November 28, 2003.

     Over the last three years, our major shareholders have included our directors and executive officers as a group, SBC, WCAS and other institutional investors. The share ownership by SBC has not significantly changed during this period. Investment partnerships affiliated with WCAS, which had been major shareholders in each of the last three fiscal years, ceased to be shareholders of the Company in September 2003 as a result of distributions made to the partners of such investment partnerships. Although the ownership of our directors and executive officers as a group appears to have decreased substantially in fiscal 2003, excluding the shares held WCAS, the share ownership has not changed significantly during the last three years. Because Messrs. Anderson and Minicucci, affiliates of various WCAS entities, serve on our Board of Directors, the shares owned by WCAS had been included in the aggregate holdings of our executive officers and directors as a group in prior years. Southeastern Asset Management, which had been a major shareholder in fiscal 2002, ceased to be a major shareholder in June 2003. AXA Financial, which had been a major shareholder in fiscal 2001, ceased to be a major shareholder in December 2002. MFS Investment Management became a major shareholder in September 2003.

     As of December 11, 2003, our ordinary shares were held by 231 recordholders. Based on a review of the information provided to us by our transfer agent, 173 recordholders, holding approximately 96.2% of our outstanding ordinary shares, were residents of the United States.

RELATED PARTY TRANSACTIONS

     In addition to being a major shareholder, SBC, and some of its operating subsidiaries, are also significant customers of ours. During fiscal 2003, 2002 and 2001, SBC and those subsidiaries accounted for approximately 11%, 11% and 13%, respectively, of our revenue. Based on long-term agreements currently in place with certain SBC subsidiaries and the Managed Services agreement announced in January 2003 with SBC's directory operations, we expect that revenue attributable to SBC entities will remain a significant portion of our revenue in 2004. Mr. Kahan, a member of our Board of Directors, is also Senior Executive Vice President of SBC.

     SBC is also a beneficial owner of companies that provide certain miscellaneous support services to us in United States.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     See "Financial Statements" for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this Annual Report.

LEGAL PROCEEDINGS

     On December 2, 2003 we announced that the United States District Court for the Eastern District of Missouri had issued an order granting our motion to dismiss the securities class action lawsuits that had been pending against us and certain of our directors and officers since June 2002. The court's order also directed that judgment be entered in favor of the defendants. The consolidated complaint filed in the action alleged that we and the individual defendants had made false or misleading statements about our business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. Under the Federal rules the plaintiffs have a period of 30 days in which to appeal the court's decision.

DIVIDEND POLICY

     We did not pay any cash dividends on our ordinary shares in fiscal 2003, 2002 or 2001. After the payment of dividends in 1998 that followed a corporate reorganization, we decided in general to retain earnings to finance the development of our business. The payment of any future dividends will be paid by us based on conditions then existing, including our earnings, financial condition and capital requirements, as well as other conditions we deem relevant. The terms of any debt that we may incur could effectively limit our ability to pay dividends.

ITEM 9.  THE OFFER AND LISTING

     Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol "DOX". The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

                                                               HIGH       LOW
                                                              -------   -------
FISCAL YEAR ENDED SEPTEMBER 30
1999........................................................  $ 30.25   $  8.75
2000........................................................  $ 96.00   $ 19.81
2001........................................................  $ 80.50   $ 25.85
2002........................................................  $ 39.25   $  6.10
2003........................................................  $ 27.25   $  5.85


QUARTER
Fiscal 2002:
  First Quarter.............................................  $ 35.90   $ 24.00
  Second Quarter............................................  $ 39.25   $ 23.60
  Third Quarter.............................................  $ 26.27   $  6.62
  Fourth Quarter............................................  $  9.65   $  6.10
Fiscal 2003:
  First Quarter.............................................  $ 11.98   $  5.85
  Second Quarter............................................  $ 13.95   $  9.86
  Third Quarter.............................................  $ 25.01   $ 13.25
  Fourth Quarter............................................  $ 27.25   $ 18.55
Fiscal 2004:
  First Quarter (through December 22, 2003).................  $ 27.10   $ 18.90

MOST RECENT SIX MONTHS
  June, 2003................................................  $ 25.01   $ 19.60
  July, 2003................................................  $ 27.25   $ 19.50
  August, 2003..............................................  $ 22.60   $ 18.55
  September, 2003...........................................  $ 23.50   $ 18.60
  October, 2003.............................................  $ 21.70   $ 18.90
  November, 2003............................................  $ 25.66   $ 20.85

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

     The share capital of the Company is L5,750,000 divided into (i) 25,000,000 preferred shares with a par value of L0.01 per share and (ii) 550,000,000 ordinary shares with a par value of L0.01 per share, consisting of 500,000,000 voting ordinary shares and 50,000,000 non-voting ordinary shares. As of September 30, 2003, 216,057,098 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are as follows:

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

MATERIAL CONTRACTS

     In the last two years, we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

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

     General

     Our effective tax rate was 25% for the year ended September 30, 2003, compared to 107% for fiscal 2002 and 63% for fiscal 2001. The high effective tax rates in fiscal 2002 and in fiscal 2001 were primarily attributable to amortization of goodwill related to our acquisitions, much of which is not tax deductible. Effective October 1, 2002, following the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions. See the discussion above under the caption "Operating and Financial Review and prospects -- Adoption of New Accounting Standards". As a result, goodwill amortization that is not tax-deductible no longer affects our effective tax rate. In the year ended September 30, 2002 our effective tax rate was also adversely affected by the fixed non-deductible expenditures representing a larger component of our pretax income. Excluding the impact of the non-deductible goodwill related to our acquisitions, our effective tax rate for fiscal 2002 was 28% compared to our historical effective tax rate of 30%, due to the corporate income tax rates in the various countries in which we operate and changes in the relative magnitude of our business in those countries.

     We expect a reduction in our effective tax rate in fiscal 2004 from 25% to 23%. The reduction is due to our continued expansion into countries with lower effective tax rates.

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

     Certain Cypriot Tax Considerations

     Our Cyprus subsidiary, Amdocs Development Ltd., operates a development center. Corporations resident in Cyprus are taxed on income at 10% commencing January 1, 2003 (previously at a 25% corporate tax rate) following a new Income Tax law enacted in July 2002, introducing a number of changes to the current system in an attempt to harmonize the regulations with E.U. provisions and abandon any harmful tax practices as defined by the Organization for Economic Co-operation and Development. The Government of Cyprus had issued a permit to our Cypriot subsidiary pursuant to which the activities conducted by it were deemed to be offshore activities for the purpose of Cypriot taxation. As a result, our Cypriot subsidiary is subject to an effective tax rate in Cyprus of 4.25%. In order for our subsidiary to remain entitled to this reduced rate of taxation pursuant to the permit, it had to satisfy certain requirements concerning its operations in Cyprus and to undertake certain information reporting obligations to the Government of Cyprus. The new Income Tax law repealed the favorable tax provisions applicable to offshore activities subject to certain transition rules. Pursuant to the rules, our subsidiary will continue to enjoy an effective tax rate of 4.25% until December 2005 as long as certain requirements imposed by the Government of Cyprus are met. Thereafter, our subsidiary will be taxed at the 10% tax rate.

     Certain Irish Tax Considerations

     Our Irish subsidiary, Amdocs Software Systems Ltd., operates a development center. The corporation tax rate on its trading activities was 16% for 2002 and declined to 12.5% in 2003. The subsidiary has entered into an agreement with the Irish Industrial Development Agency pursuant to which it qualifies for certain job creation grants and, consequently, certain activities conducted by it are deemed to be manufacturing activities for the purpose of Irish taxation. As a result, the subsidiary was subject to a corporation tax rate in Ireland of 10% with respect to its manufacturing activities. This tax rate on manufacturing activities was available to our Irish subsidiary until December 31, 2002. As of January 1, 2003, our Irish subsidiary was subject to a single corporation tax rate of 12.5% on all of its trading and manufacturing activities.

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

     Our Israeli subsidiary has elected the alternative benefits with respect to its current Approved Enterprise and its enlargements, pursuant to which the Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two or ten years (and in some cases for a period of four years) and, in the case of two year tax holidays, reduced tax rates for an additional period of up to eight years. In case our Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject, assuming that the current level of foreign investment in Amdocs is not reduced, to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid and up to 25% if such foreign investments are reduced (as detailed above). This tax is in addition to the withholding tax on dividends as described below. Under an instrument of approval issued in December 1997 and relating to the current investment program of our Israeli subsidiary and to the income derived therefrom, our Israeli subsidiary is entitled to a reduced tax rate period of thirteen years (instead of the eight-year period referred to above.) The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are given according to an allocation formula provided for in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and the subsidiary might be required to refund the amount of the canceled benefits, with the addition of CPI linkage differences and interest. We believe that the Approved

Enterprise of our Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

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

  TAXATION OF HOLDERS OF ORDINARY SHARES

     Certain United States Federal Income Tax Considerations

     The following discussion describes the material United States federal income tax consequences to the ownership or disposition of our ordinary shares to a holder that is

     (i)   an individual who is a citizen or resident of the United States;

     (ii) a corporation created or organized in, or under the laws of, the United States or of any state thereof;

     (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

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

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to a holder of ordinary shares based on such holder's particular circumstances (including potential application of the alternative minimum tax), United States federal income tax consequences to certain holders that are subject to special treatment (such as taxpayers who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, holders of securities held as part of a "straddle", "hedge" or "conversion transaction" with other investments, or holders owning directly, indirectly or by attribution at least 10% of the ordinary shares), or any aspect of state, local or non-United States tax laws. Additionally, this discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate taxes.

     This summary is for general information only and is not binding on the Internal Revenue Service ("IRS"). There can be no assurance that the IRS will not challenge one or more of the statements made herein. U.S. holders are urged to consult their own tax advisers as to the particular tax consequences to them of owning and disposing of our ordinary shares.

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

     Dividend income is generally taxed as ordinary income. However, as a result of recent United States tax legislation, a maximum United States federal income tax rate of 15% will apply to "qualified dividend income" received by individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2002 and before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of United States corporations as well as dividends paid on shares of "qualified foreign corporations", including shares of a foreign corporation which are readily tradable on an established securities market in the United States. Since our ordinary shares are readily tradable on the New York Stock Exchange, we believe that dividends paid by us with respect to our ordinary shares should constitute "qualified dividend income" for United States federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

     The amount of foreign income taxes that may be claimed as a credit against United States federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations set out in the Code include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source "passive income" or "financial services income" for United States foreign tax credit purposes.

     Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. holder and its tax basis in the ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the disposition. In the case of a U.S. holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the ordinary shares after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum United States federal tax income rate of 15%. Gains realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for United States foreign tax credit purposes.

     Information Reporting and Backup Withholding. Dividend payments with respect to the ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally a U.S. holder will provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

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

DOCUMENTS ON DISPLAY

     We are subject to the reporting requirements of foreign private issuers under the U.S. Securities Exchange Act of 1934. Pursuant to the Exchange Act, we file reports with the SEC, including this Annual Report on Form 20-F. We also submit reports to the SEC, including Reports of Foreign Private Issuers on Form 6-K. You may read and copy such reports at the SEC's public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Such reports are also available to the public on the SEC's website at http://www.sec.gov. Some of this information may also be found on our website at www.amdocs.com.

     You may request copies of our reports, at no cost, by writing to or telephoning us as follows:

           Amdocs, Inc.
           1390 Timberlake Manor Parkway
           Chesterfield, Missouri 63017
           Telephone: (314) 212-8328

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

     The U.S. dollar is our functional currency. In fiscal 2003, approximately 80% of our revenue was in U.S. dollars or linked to the U.S. dollar, and approximately 60% of our operating expenses (excluding acquisition-related charges and restructuring charges) were paid in dollars or linked to dollars. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the euro and not the U.S. dollar, we expect that the percentage of our revenue and operating expenses in U.S. dollar will decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of September 30, 2003, we had substantially hedged our significant exposures in currencies other than the U.S. dollar.

FOREIGN CURRENCY RISK

     We enter into foreign exchange forward contracts to hedge most of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily British pounds, Canadian dollars and the ECU, and anticipated costs to be incurred in a foreign currency, primarily Australian dollars, Canadian dollars and Israeli shekels. We also use forward contracts to hedge the impact of the variability in exchange rates on certain accounts receivables, denominated in British pounds and the ECU. We seek to minimize the risk that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. See Note 22 to our consolidated financial statements included in this Annual Report. The following table summarizes our foreign currency forward exchange agreements as of September 30, 2003. All the forward contracts are expected to mature during fiscal 2004. The table below (all dollar amounts in millions) presents the notional amounts and fair value of the total derivative instruments as of September 30, 2003. Notional values are calculated based on forward rates as of September 30, 2003, U.S. dollar translated.

                                                              AS OF SEPTEMBER 30, 2003
                                                           -------------------------------
                                                           NOTIONAL AMOUNT
                                                            TRANSLATED TO    FAIR VALUE OF
                                                           U.S. DOLLAR(*)     DERIVATIVES
                                                           ---------------   -------------
Revenue..................................................      $ 33.1            $(1.5)
Costs....................................................       (93.4)             7.2
Balance sheet items......................................         7.6             (0.4)
                                                               ------            -----
                                                               $(52.7)           $ 5.3
                                                               ======            =====

---------------
(*) Positive notional amounts represent forward contracts to sell foreign currency. Negative notional amounts represent forward contracts to buy foreign currency.

     Subsequent to the balance sheet date, we entered into foreign exchange forward contracts for approximately $100 million notional amount. These derivatives were entered to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, including long-term exposures.

INTEREST RATE RISK

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, other than the Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations, mortgages and money market funds and currently bear minimal interest rate risk. As of September 30, 2003, we had nothing outstanding on either of our revolving lines of credit or our short-term credit facilities. As of September 30, 2003, we had outstanding long-term lease obligations of $48.2 million and a financing arrangement of $2.8 million, which in the aggregate bear minimal interest rate risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

ITEM 15.  CONTROLS AND PROCEDURES

     The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2003. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited concluded that, as of September 30, 2003, the Company's disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited by others within those entities, particularly during the period in which this Annual Report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

     No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended September 30, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that the Company has at least one audit committee financial expert, Adrian Gardner, serving on its Audit Committee.

ITEM 16B.  CODE OF ETHICS

     The Company has adopted a written code of ethics that applies to all Company employees, including the Company's principal executive officer, principal financial officer and principal accounting officer.

     You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

        Amdocs, Inc.
        1390 Timberlake Manor Parkway
        Chesterfield, Missouri 63017
        Telephone: (314) 212-8328

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     During each of the last two fiscal years, Ernst & Young LLP has acted as the Company's independent auditors.

AUDIT FEES

     Ernst & Young billed the Company approximately $1.85 million for audit services for fiscal 2003, including fees associated with the annual audit and reviews of the Company's quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed the Company approximately $1.2 million for audit services for fiscal 2002.

AUDIT-RELATED FEES

     Ernst & Young billed the Company approximately $0.8 million for audit-related services for fiscal 2003. Audit-related services principally include due diligence examinations, SAS 70 report issuances, as well as assistance with the requirements of the Sarbanes-Oxley Act of 2002 and related SEC regulations. Ernst & Young billed the Company approximately $0.5 million for audit-related services for fiscal 2002.

TAX FEES

     Ernst & Young billed the Company approximately $1.3 million for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2003. Ernst & Young billed the Company approximately $1.4 million for tax advice in fiscal 2002.

ALL OTHER FEES

     Ernst & Young billed the Company approximately $0.1 million for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2003. In fiscal 2003, such other services included human resource consulting. Ernst & Young billed the Company approximately $0.2 million for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2002. In fiscal 2002, such other services included human resource consulting.

PRE-APPROVAL POLICIES FOR NON-AUDIT SERVICES

     Prior to the engagement of Ernst & Young each year, the engagement is approved by the Audit Committee of the Board of Directors and by vote of the Company's shareholders at the Company's Annual General Meeting of Shareholders. The Company's Audit Committee has also adopted its own rules of procedure. The Audit Committee's rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2003, the Company's Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND SCHEDULE

     The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2003, 2002 and 2001, are included at the end of this Annual
Report:

  AUDITED FINANCIAL STATEMENTS OF AMDOCS LIMITED

     Report of Independent Auditors

     Consolidated Balance Sheets as of September 30, 2003 and 2002

     Consolidated Statements of Operations for the years ended September 30, 2003, 2002 and 2001

     Consolidated Statements of Changes in Shareholders' Equity for the years ended September 30, 2003, 2002 and 2001

     Consolidated Statements of Cash Flows for the years ended September 30, 2003, 2002 and 2001

     Notes to Consolidated Financial Statements

  FINANCIAL STATEMENT SCHEDULE OF AMDOCS LIMITED

     Valuation and Qualifying Accounts

     The following Financial Statements of Certen Inc., with respect to the acquisition by Amdocs Limited of Certen Inc. on July 2, 2003, are included at the end of this Annual Report:

  AUDITED FINANCIAL STATEMENTS OF CERTEN INC.

     Independent Auditors' Report

     Statement of Operations and Retained Earnings for the twelve months ended December 31, 2002

     Balance Sheet as at December 31, 2002

     Statement of Cash Flows for the year ended December 31, 2002

     Notes to Financial Statements

  UNAUDITED FINANCIAL STATEMENTS OF CERTEN INC.

     Unaudited Statement of Operations and Retained Earnings for the six months ended June 30, 2003

     Unaudited Balance Sheet as at June 30, 2003

     Unaudited Statement of Cash Flows for the year ended June 30, 2003

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

Date: December 24, 2003

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 1.       Memorandum and Articles of Association of Amdocs Limited
          (incorporated by reference to Exhibits 3.1 and 3.2 to
          Amdocs' Registration Statement on Form F-1 dated June 19,
          1998; Registration No. 333-8826)
 2.a.1    Indenture dated May 30, 2001 between Amdocs and United
          States Trust Company of New York (incorporated by reference to Exhibit 4.1 to Amdocs' Form 6-K dated May 31, 2001)
 2.a.2    Registration Rights Agreement dated May 30, 2001 between
          Amdocs and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.2 to Amdocs' Form 6-K dated May 31, 2001)
 4.a.1    Agreement and Plan of Merger dated as of September 3, 1999 among Amdocs Limited, Ivan Acquisition Corp. and
          International Telecommunication Data Systems, Inc.
          (incorporated by reference to Exhibit 2.1 to Amdocs' Current
          Report on Form 6-K dated September 10, 1999)
 4.a.2    Combination Agreement dated as of February 28, 2000 among
          Amdocs Limited, Solect Technology Group Inc., Amdocs
          (Denmark) ApS. and Amdocs Holdings ULC (incorporated by
          reference to Exhibit 2.1 to Amdocs' Current Report on Form
          6-K dated March 3, 2000)
 4.a.3    Acquisition Agreement dated as of October 1, 2001, between
          Amdocs Limited and Nortel Networks Corporation.
          (incorporated by reference to Exhibit 2.1 to Amdocs' Current
          Report on Form 6-K dated October 10, 2001)
 4.b.1    Information Technology Services Agreement between Amdocs,
          Inc. and SBC Services, Inc. dated January 9, 2003
          (confidential material has been redacted and complete
          exhibits have been separately filed with the Securities and
          Exchange Commission)(incorporated by reference to Exhibit
          4.b.1 to Amdocs' Annual Report on Form 20-F for the fiscal year ended September 30, 2003)
 4.b.2    Master Agreement for Software and Services between Amdocs,
          Inc. and SBC Operations, Inc., effective July 7, 1998
          (confidential material has been redacted and complete
          exhibits have been separately filed with the Securities and
          Exchange Commission)(incorporated by reference to Exhibit
          10.13 to Amdocs' Amedment No. 1 to Registration Statement on
          Form F-1, dated May 21, 1999, Registration No. 333-75151)
 4.c.1    Amdocs Limited 1998 Stock Option and Incentive Plan, as
          amended January 24, 2001 (incorporated by reference to
          Exhibit 4 to Amdocs' Registration Statement on Form S-8
          dated April 6, 2001; Registration No. 333-58454)
 8.       Subsidiaries of Amdocs Limited
12.1      Certification of Chief Executive Officer pursuant to Rule
          13a-14(a)/15d-14(a)
12.2      Certification of Chief Financial Officer pursuant to Rule
          13a-14(a)/15d-14(a)
13.1      Certification of Chief Executive Officer pursuant to 18
          U.S.C. 1350
13.2      Certification of Chief Financial Officer pursuant to 18
          U.S.C. 1350
14.1      Consent of Ernst & Young LLP
14.2      Consent of Deloitte & Touche LLP

                         INDEX TO FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE

                          AMDOCS LIMITED

AUDITED FINANCIAL STATEMENTS
  Report of Independent Auditors............................   F-2
  Consolidated Balance Sheets as of September 30, 2003 and
     2002...................................................   F-3
  Consolidated Statements of Operations for the years ended
     September 30, 2003, 2002 and 2001......................   F-4
  Consolidated Statements of Changes in Shareholders' Equity
     for the years ended September 30, 2003, 2002 and
     2001...................................................   F-5
  Consolidated Statements of Cash Flows for the years ended
     September 30, 2003, 2002 and 2001......................   F-6
  Notes to Consolidated Financial Statements................   F-8

FINANCIAL STATEMENT SCHEDULE
  Valuation and Qualifying Accounts.........................  F-39

                           CERTEN INC.

AUDITED FINANCIAL STATEMENTS OF CERTEN INC.
  Independent Auditors' Report..............................  F-40
  Statement of Operations and Retained Earnings for the
     twelve months ended December 31, 2002..................  F-41
  Balance Sheet as at December 31, 2002.....................  F-42
  Statement of Cash Flows for the year ended December 31,
     2002...................................................  F-43
  Notes to Financial Statements.............................  F-44

UNAUDITED FINANCIAL STATEMENTS OF CERTEN INC.
  Unaudited Statement of Operations and Retained Earnings
     for the six months ended June 30, 2003.................  F-55
  Unaudited Balance Sheet as at June 30, 2003...............  F-56
  Unaudited Statement of Cash Flows for the year ended June
     30, 2003...............................................  F-57

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and the Shareholders Amdocs Limited

     We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2003. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part
III. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

     As discussed in Note 2 to the accompanying consolidated financial statements, effective October 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

                                                           /s/ ERNST & YOUNG LLP

October 30, 2003
New York, NY

                                 AMDOCS LIMITED

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   AS OF SEPTEMBER 30,
                                                              -----------------------------
                                                                 2003               2002
                                                              ----------         ----------
                                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  847,600         $  466,655
  Short-term interest-bearing investments...................     443,292            581,164
  Accounts receivable, net(*)...............................     198,274            312,732
  Deferred income taxes and taxes receivable................      60,868             48,154
  Prepaid expenses and other current assets(*)..............      85,902             72,196
                                                              ----------         ----------
          TOTAL CURRENT ASSETS..............................   1,635,936          1,480,901
Equipment, vehicles and leasehold improvements, net.........     203,467            160,902
Deferred income taxes.......................................     105,943             37,582
Goodwill and other intangible assets, net...................     855,975            750,530
Other noncurrent assets(*)..................................      76,196            110,179
                                                              ----------         ----------
          TOTAL ASSETS......................................  $2,877,517         $2,540,094
                                                              ==========         ==========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  101,116         $   44,704
  Accrued expenses and other current liabilities............     123,223            147,425
  Accrued personnel costs...................................     106,857             86,942
  Convertible notes.........................................     400,454                 --
  Short-term portion of financing arrangement...............       2,179                 --
  Deferred revenue..........................................     174,616            149,590
  Short-term portion of capital lease obligations...........      27,140             10,347
  Deferred income taxes and taxes payable...................     133,002            103,315
                                                              ----------         ----------
          TOTAL CURRENT LIABILITIES.........................   1,068,587            542,323
Convertible notes...........................................          --            445,054
Deferred income taxes.......................................      44,835             12,363
Noncurrent liabilities and other............................     172,495            124,079
                                                              ----------         ----------
          TOTAL LIABILITIES.................................   1,285,917          1,123,819
                                                              ----------         ----------
SHAREHOLDERS' EQUITY:
  Preferred Shares -- Authorized 25,000 shares; L0.01 par
     value; 0 shares issued and outstanding.................          --                 --
  Ordinary Shares -- Authorized 550,000 shares; L0.01 par
     value; 223,790 and 223,315 issued and 216,058 and
     215,583 outstanding, in 2003 and 2002, respectively....       3,580              3,572
  Additional paid-in capital................................   1,820,956          1,818,345
  Treasury stock, at cost -- 7,732 Ordinary Shares..........    (109,281)          (109,281)
  Accumulated other comprehensive income (loss).............       3,715               (108)
  Accumulated deficit.......................................    (127,370)          (296,253)
                                                              ----------         ----------
          TOTAL SHAREHOLDERS' EQUITY........................   1,591,600          1,416,275
                                                              ----------         ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $2,877,517         $2,540,094
                                                              ==========         ==========

---------------
(*) See Note 4.
  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                           ------------------------------------
                                                              2003         2002         2001
                                                           ----------   ----------   ----------
REVENUE:
  License(*).............................................  $   65,582   $  153,664   $  171,430
  Service(*).............................................   1,417,745    1,459,901    1,362,480
                                                           ----------   ----------   ----------
                                                            1,483,327    1,613,565    1,533,910
                                                           ----------   ----------   ----------
OPERATING EXPENSES:
     Cost of license.....................................       5,752        5,984        5,651
     Cost of service(*)..................................     907,607      927,353      847,591
     Research and development............................     119,256      124,082      105,807
     Selling, general and administrative(*)..............     206,265      223,551      195,592
     Amortization of goodwill and purchased intangible
       assets............................................      19,940      231,804      219,988
     Restructuring charges, in-process research and
       development and other.............................      14,089       51,630           --
                                                           ----------   ----------   ----------
                                                            1,272,909    1,564,404    1,374,629
                                                           ----------   ----------   ----------
Operating income.........................................     210,418       49,161      159,281
Interest income and other, net(*)........................      14,759       19,298       22,286
                                                           ----------   ----------   ----------
Income before income taxes...............................     225,177       68,459      181,567
Income taxes.............................................      56,294       73,520      115,181
                                                           ----------   ----------   ----------
NET INCOME (LOSS)........................................  $  168,883   $   (5,061)  $   66,386
                                                           ==========   ==========   ==========
BASIC EARNINGS (LOSS) PER SHARE..........................  $     0.78   $    (0.02)  $     0.30
                                                           ==========   ==========   ==========
DILUTED EARNINGS (LOSS) PER SHARE........................  $     0.77   $    (0.02)  $     0.29
                                                           ==========   ==========   ==========
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING......     215,849      220,361      222,002
                                                           ==========   ==========   ==========
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING....     219,876      220,361      226,832
                                                           ==========   ==========   ==========

---------------

(*) See Note 4.

     The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                        ACCUMULATED
                           ORDINARY SHARES    ADDITIONAL                   OTHER                                        TOTAL
                           ----------------    PAID-IN     TREASURY    COMPREHENSIVE     UNEARNED     ACCUMULATED   SHAREHOLDERS'
                           SHARES    AMOUNT    CAPITAL       STOCK     INCOME (LOSS)   COMPENSATION     DEFICIT        EQUITY
                           -------   ------   ----------   ---------   -------------   ------------   -----------   -------------
BALANCE AS OF OCTOBER 1,
 2000....................  221,165   $3,539   $1,784,816   $      --      $ 1,159        $(1,164)      $(357,578)    $1,430,772
Comprehensive income:
 Net income..............       --      --            --          --           --             --          66,386         66,386
 Decrease in unrealized
   gain on derivatives,
   net of $(3,891) tax...       --      --            --          --       (9,078)            --              --         (9,078)
 Increase in unrealized
   gain on cash
   equivalents and
   short-term interest-
   bearing investments,
   net of $659 tax.......       --      --            --          --        1,537             --              --          1,537
                                                                                                                     ----------
 Comprehensive income....                                                                                                58,845
                                                                                                                     ----------
Employee stock options
 exercised...............    1,463      21        13,946          --           --             --              --         13,967
Tax benefit of stock
 options exercised.......       --      --         7,345          --           --             --              --          7,345
Stock options granted....       --      --           183          --           --             --              --            183
Amortization of unearned
 compensation............       --      --            --          --           --            979              --            979
                           -------   ------   ----------   ---------      -------        -------       ---------     ----------
BALANCE AS OF SEPTEMBER
 30, 2001................  222,628   3,560     1,806,290          --       (6,382)          (185)       (291,192)     1,512,091
Comprehensive income:
 Net loss................       --      --            --          --           --             --          (5,061)        (5,061)
 Decrease in unrealized
   loss on foreign
   currency hedging
   contracts, net of
   $1,357 tax............       --      --            --          --        2,682             --              --          2,682
 Decrease in unrealized
   loss on cash
   equivalents and
   short-term interest-
   bearing investments,
   net of $1,336 tax.....       --      --            --          --        3,592             --              --          3,592
                                                                                                                     ----------
 Comprehensive income....                                                                                                 1,213
                                                                                                                     ----------
Employee stock options
 exercised...............      687      12         5,149          --           --             --              --          5,161
Tax benefit of stock
 options exercised.......       --      --         6,808          --           --             --              --          6,808
Expense related to
 vesting of stock
 options.................       --      --            98          --           --             --              --             98
Repurchase of shares.....   (7,732)     --            --    (109,281)          --             --              --       (109,281)
Amortization of unearned
 compensation............       --      --            --          --           --            185              --            185
                           -------   ------   ----------   ---------      -------        -------       ---------     ----------
BALANCE AS OF SEPTEMBER
 30, 2002................  215,583   3,572     1,818,345    (109,281)        (108)            --        (296,253)     1,416,275
Comprehensive income:
 Net income..............       --      --            --          --           --             --         168,883        168,883
 Unrealized gain on
   foreign currency
   hedging contracts, net
   of $3,258 tax.........       --      --            --          --        8,903             --              --          8,903
 Decrease in unrealized
   gain on cash
   equivalents and
   short-term interest-
   bearing investments,
   net of $(1,977) tax...       --      --            --          --       (5,080)            --              --         (5,080)
                                                                                                                     ----------
 Comprehensive income....                                                                                               172,706
                                                                                                                     ----------
Employee stock options
 exercised...............      475       8         2,312          --           --             --              --          2,320
Tax benefit of stock
 options exercised.......       --      --           262          --           --             --              --            262
Expense related to
 vesting of stock
 options.................       --      --            37          --           --             --              --             37
                           -------   ------   ----------   ---------      -------        -------       ---------     ----------
BALANCE AS OF SEPTEMBER
 30, 2003................  216,058   $3,580   $1,820,956   $(109,281)     $ 3,715        $    --       $(127,370)    $1,591,600
                           =======   ======   ==========   =========      =======        =======       =========     ==========

     As of September 30, 2003, 2002 and 2001, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $3,683, $(5,220) and $(7,902) and unrealized gain on cash equivalents and short-term interest-bearing investments, net of tax, of $32, $5,112 and $1,520, as of September 30, 2003, 2002 and 2001, respectively.

     The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                             ---------------------------------
                                                               2003        2002        2001
                                                             ---------   ---------   ---------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)..........................................  $ 168,883   $  (5,061)  $  66,386
Reconciliation of net income (loss) to net cash provided by
  operating activities:
     Depreciation and amortization.........................     97,452     309,821     282,625
     Adjustment to the basis of investments................         --       5,500       6,750
     In-process research and development expenses and
       other...............................................      4,133      17,400          --
     Loss on sale of equipment.............................        396         549         593
     Gain on repurchase of convertible notes...............       (448)     (6,012)         --
     Deferred income taxes.................................      4,001      (1,665)      5,018
     Tax benefit of stock options exercised................        262       6,808       7,345
     Unrealized other comprehensive income (loss)..........      5,103       8,967     (10,773)
Net changes in operating assets and liabilities, net of
  amounts acquired:
  Accounts receivable......................................     58,485      97,055    (121,751)
  Prepaid expenses and other current assets................     (4,025)    (22,992)     (3,718)
  Other noncurrent assets..................................    (26,882)     (9,875)     (7,826)
  Accounts payable and accrued expenses....................     (5,429)     (2,461)     71,772
  Deferred revenue.........................................     53,294     (21,253)      6,487
  Income taxes payable.....................................     21,854      (4,798)     20,703
  Noncurrent liabilities and other.........................      4,892      40,293      14,376
                                                             ---------   ---------   ---------
Net cash provided by operating activities..................    381,971     412,276     337,987
                                                             ---------   ---------   ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
  improvements.............................................      2,532       1,795       2,062
Payments for purchase of equipment, vehicles, leasehold
  improvements and other...................................    (62,410)    (58,562)    (91,891)
Proceeds from sale (purchase) of short-term
  interest-bearing investments, net........................    137,872    (344,095)   (237,069)
Investment in noncurrent assets............................         --     (39,584)    (12,291)
Net cash paid for in acquisitions..........................    (30,980)   (213,180)         --
                                                             ---------   ---------   ---------
Net cash provided by (used in) investing activities........     47,014    (653,626)   (339,189)
                                                             ---------   ---------   ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised.............      2,320       5,161      13,967
Repurchase of shares.......................................         --    (109,281)         --
Repurchase of convertible notes............................    (44,153)    (48,934)         --
Payments under short-term finance arrangements.............         --          --     (20,000)
Net proceeds from issue of long-term convertible notes.....         --          --     488,000
Borrowings under financing arrangement.....................      3,345          --          --
Principal payments under financing arrangement.............       (595)         --          --
Proceeds from sale-leaseback transaction...................      8,076          --          --
Principal payments on capital lease obligations............    (17,033)    (11,939)    (10,067)
                                                             ---------   ---------   ---------
Net cash (used in) provided by financing activities........    (48,040)   (164,993)    471,900
                                                             ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents.......    380,945    (406,343)    470,698
Cash and cash equivalents at beginning of year.............    466,655     872,998     402,300
                                                             ---------   ---------   ---------
Cash and cash equivalents at end of year...................  $ 847,600   $ 466,655   $ 872,998
                                                             =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                                                               YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------
                                                               2003      2002      2001
                                                              -------   -------   -------
SUPPLEMENTARY CASH FLOW INFORMATION
Interest and Income Taxes Paid
  Cash paid for:
     Income taxes, net of refunds...........................  $30,823   $75,371   $77,429
     Interest...............................................    9,690    11,221     2,901

NON-CASH INVESTING AND FINANCING ACTIVITIES

     Capital lease obligations of $0, $2,245 and $13,116 were incurred during the years ended September 30, 2003, 2002 and 2001, respectively, when the Company (as defined below) entered into lease agreements for vehicles.

     Accrued transaction costs of $3,283 related to an acquisition made in the fourth quarter of the year ended September 30, 2003 will be paid over the next fiscal year.

     The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                               SEPTEMBER 30, 2003

NOTE 1 -- NATURE OF ENTITY

     Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one operating segment, providing integrated customer management systems and related services primarily for the communications industry. The Company designs, develops, markets, supports, operates and provides Managed Services for information system solutions primarily to leading communications companies throughout the world.

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

  CONSOLIDATION

     The financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

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

  INVESTMENTS

     When excess funds are available, the Company invests in short-term interest-bearing investments. The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations, mortgages and money market funds, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

     From time to time the Company also makes certain investments in non-publicly traded companies. Such investments are included in other noncurrent assets in the Company's consolidated balance sheet and are generally carried at cost. The Company monitors such investments for impairment and makes appropriate reductions in carrying values if necessary.

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

  GOODWILL AND OTHER INTANGIBLE ASSETS

     The total purchase price of product line or business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Goodwill associated with acquisitions completed prior to July 1, 2001 was amortized on a straight-line basis over its estimated useful life. Commencing October 1, 2002 goodwill is no longer amortized, but is subject to periodical impairment tests. See the discussion below under the caption "Adoption of New Accounting Standards".

     Other intangible assets consist primarily of purchased computer software, intellectual property rights, core technology and customer arrangements.

     Intellectual property rights, purchased computer software and core technology acquired by the Company are amortized over their estimated useful lives on a straight-line basis. Workforce-in-place acquired by the Company was amortized over their estimated useful lives on a straight-line basis through fiscal 2002. Commencing October 1, 2002, workforce-in-place is considered goodwill and no longer is amortized. See the discussion below under the caption "Adoption of New Accounting Standards".

     Some of acquired customer arrangements are amortized over their estimated useful lives based on the pro-rata amount of the future revenue expected to be realized from the customer arrangements. This accounting policy results in accelerated amortization of purchased computer software as compared to the straight-line method. All other acquired customer arrangements are amortized over their estimated useful lives on a straight-line basis.

  LONG-LIVED ASSETS

     The Company considers whether there are indicators of impairment that would require the comparison of the estimated net realizable value of intangible assets with finite lives, equipment, leasehold improvements and vehicles and other long-lived assets, using a discounted cash flow analysis, to their carrying value under Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any impairment would be recognized when the fair market value of such long-lived assets is less than their carrying value. No impairments were identified as of September 30, 2003.

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

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  CONVERTIBLE NOTES

     The Company presents the outstanding principal amount of the convertible notes as part of current liabilities. Accrued interest on the convertible notes is included in "accrued expenses and other current liabilities". The Company amortizes the issuance costs related to the convertible notes on a straight-line basis over the term of the convertible notes. Gain or loss on repurchase of convertible notes represents the difference between the principal amount and the purchase price. Such gains, aggregating $448 and $6,012, are included in "interest income and other, net" in fiscal 2003 and 2002, respectively. The amortized issuance cost calculated on a pro-rata basis, related to the repurchased convertible notes, is included in "interest income and other, net".

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

     Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting, and also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

  REVENUE RECOGNITION

     The Company usually sells its software as part of an overall solution offered to a customer, in which significant modification to the Company's software is required. As a result, revenue generally is recognized over the course of these long-term projects in conformity with Accounting Research Bulletin ("ARB") No. 45 "Long Term Construction-Type Contracts", Statement of Position ("SOP") 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and SOP 97-2 "Software Revenue Recognition". Losses are recognized on contracts in the period in which the loss is identified in accordance with SOP 81-1. Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of the specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and modification, is recognized as work is performed, under the percentage of completion method of accounting. In cases where extended payment terms exist, license and related customization fees are recognized when payments are due, in accordance with SOP 97-2. Revenue from software solutions that does not require significant customization and modification, is recognized upon delivery, in accordance with the principles emphasized in Staff Accounting Bulletin ("SAB") 101 "Revenue Recognition in Financial Statements" and SOP 97-2. In Managed Services contracts, revenue from the operation of a customer's system is recognized either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

party hardware and software sales is recognized upon delivery and installation, and recorded at gross or net amount according to the criteria established in Emerging Issues Task Force ("EITF") 99-19 "Recording Revenue Gross as a Principal versus Net as an Agent" and SAB 101. Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less. As a result of a significant portion of the Company's revenue being subject to the percentage of completion accounting method, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

     Many of the Company's agreements include multiple deliverables. For these multiple elements arrangements, the fair value of each component is determined based on specific objective evidence for that element and revenue is allocated to each component based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above.

     In circumstances where the Company enters into a contract with a customer for the provision of Managed Services for a defined period of time, the Company defers, in accordance with SAB 101, certain costs incurred by the Company at the inception of the contract. These costs include costs associated with migration of data and the establishment of software interfaces. The deferred costs are amortized on a straight-line basis over the life of the respective customer contract. Revenue associated with these capitalized costs is deferred and will be recognized over the life of the respective customer contract.

     In cases where extended payment terms exist and revenue is deferred until payments are due, related costs are capitalized and recognized accordingly.

     Deferred revenue represents billings to customers for licenses, services and third-party products for which revenue has not been recognized. Unbilled accounts receivable include all amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Allowances that are netted against accounts receivable represent amounts provided for accounts, which their collectibility is not reasonably assured.

     Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10% of total revenue in each of fiscal 2003, 2002 and 2001.

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

 EMPLOYEE BENEFIT PLANS

     The Company maintains a non-contributory defined benefit plan for one of its Canadian subsidiaries that provide for pensions for substantially all of that subsidiary's employees based on length of service and rate of pay. Additionally, the Company provides to these employees other retirement benefits such as certain health care and life insurance benefits on retirement and various disability plans, workers' compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependants, after employment but before retirement, under specified circumstances.

     The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management's best estimates of expected plan investments performance, salary escalation, retirement ages of employees and expected health care costs.

     The fair value of the employee benefit plans assets is based on market values. The plan assets are valued at market-related value for the purpose of calculating the expected return on plan assets and the amortization of experience gains and losses. Past service costs, which may arise from plan amendments, are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

 STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant. Net income (loss) for the years ended September 30, 2003, 2002 and 2001, reflect employee stock-based compensation cost of $0, $185 and $979, respectively. Compensation expenses that are deductible in a tax return in a period different from the one in which they are reported as expenses in measuring net income are temporary differences that result in deferred taxes. To the extent that compensation is not recorded for stock-based compensation, the benefit of the related tax deduction is recorded as an increase to additional paid-in capital in the period of the tax reduction.

     In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an Amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS No. 148 is effective for interim periods beginning after December 15, 2002. The transition and annual disclosure requirements of SFAS No. 148 were effective for the Company commencing January 1, 2003. The Company adopted the disclosure provision during fiscal 2003.

     The Company determined pro forma net income (loss) and earnings (loss) per share information as if the fair value method described in SFAS No. 123, as amended by SFAS No. 148, had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

     The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

                                                     YEAR ENDED SEPTEMBER 30,
                                                     ------------------------
                                                      2003     2002     2001
                                                     ------   ------   ------
Risk-free interest rate............................    2.70%    2.85%    5.15%
Expected life of options...........................    2.93     2.89     3.26
Expected annual volatility.........................   0.568    0.756    0.660
Expected dividend yield............................    None     None     None
Fair value per option..............................  $ 4.00   $10.93   $23.07

     The pro forma effect on net income (loss) and earnings (loss) per share is as follows for the presented periods:

                                                  YEAR ENDED SEPTEMBER 30,
                                                -----------------------------
                                                  2003       2002      2001
                                                --------   --------   -------
Net income (loss), as reported................  $168,883   $ (5,061)  $66,386
Add: Stock-based employee compensation expense
  included in net income (loss), net of
  related tax effect..........................        --        185       979
Less: Total stock-based employee compensation
  expense determined under fair value method
  for all awards, net of related tax
  effects.....................................   (23,539)   (94,559)  (62,331)
                                                --------   --------   -------
Pro forma net income (loss)...................  $145,344   $(99,435)  $ 5,034
                                                ========   ========   =======
Basic earnings (loss) per share:
  As reported.................................  $   0.78   $  (0.02)  $  0.30
                                                ========   ========   =======
  Pro forma...................................  $   0.67   $  (0.45)  $  0.02
                                                ========   ========   =======
Diluted earnings (loss) per share:
  As reported.................................  $   0.77   $  (0.02)  $  0.29
                                                ========   ========   =======
  Pro forma...................................  $   0.67   $  (0.45)  $  0.02
                                                ========   ========   =======

     The pro forma results for fiscal years 2002 and 2001 have been modified due to a recalculation of the amounts for such years. These recalculations resulted in a reduction of pro forma stock-based

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

compensation expense, net of tax, of $15,789 and $8,536 in fiscal 2002 and 2001, respectively, and increased pro forma diluted earnings per share, or decreased pro forma diluted loss per share, by $0.07 and $0.04 in fiscal 2002 and 2001, respectively.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, short-term financing arrangements, forward exchange contracts, lease obligations and convertible notes. In view of their nature, the fair value of the financial instruments, including the convertible notes, included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts.

 CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments and trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated securities with major U.S. institutions. The Company does not expect any credit losses with respect to these items. The Company's revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company's business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral. As of September 30, 2003 the Company had two customers that had accounts receivable balances of more than 10% of total accounts receivable, aggregating 27.4% (16.7% and 10.7%).

 EARNINGS PER SHARE

     The Company accounts for earnings per share based on SFAS No. 128 "Earnings per Share". SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding stock options using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method.

 DERIVATIVES AND HEDGING

     The Company accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended and related Interpretations. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

 RECLASSIFICATIONS

     Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

 ADOPTION OF NEW ACCOUNTING STANDARDS

    Accounting for Revenue Arrangements with Multiple Deliverables

     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements With Multiple Deliverables" ("Issue 00-21"). Issue 00-21 provides guidance for determining the unit(s) of accounting in arrangements that include multiple products, services, and/or rights to use assets. Issue 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has adopted Issue 00-21 effective July 1, 2003. The guidance in EITF 00-21 did not modify our previous accounting for transactions that includes multiple deliverables.

    Goodwill and Purchased Intangible Assets

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets will continue to be amortized over their useful lives. According to SFAS No. 141's new definition of intangible assets, workforce-in-place was reclassified to goodwill.

     Effective October 1, 2002 the Company adopted SFAS No. 142. At which time the Company performed the transitional tests of goodwill recorded as of October 1, 2002. Thereafter, an annual impairment test will be performed in the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. As discussed in Note 1 above, the Company and its subsidiaries operate in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the operating unit, the Company used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and there was no impairment at the annual impairment test date.

     Prior to fiscal 2003, goodwill and workforce-in-place were amortized using the straight-line method over their estimated period of benefit. Net (loss) income and earnings (loss) per share for the twelve

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

months ended September 30, 2002 and 2001 adjusted to exclude amortization of goodwill and workforce-in-place, net of tax, are as follows:

                                                          YEAR ENDED SEPTEMBER 30,
                                                          -------------------------
                                                             2002          2001
                                                          -----------   -----------
Reported net (loss) income..............................   $ (5,061)     $ 66,386
Add back: goodwill and workforce-in-place
  amortizations.........................................    204,561       204,566
Attributable tax effect.................................     (2,717)       (2,717)
                                                           --------      --------
Adjusted net income.....................................   $196,783      $268,235
                                                           ========      ========
Adjusted basic earnings per share.......................   $   0.89      $   1.21
                                                           ========      ========
Adjusted diluted earnings per share.....................   $   0.88      $   1.18
                                                           ========      ========

     The following table presents details of the Company's total goodwill:

As of September 30, 2002....................................  $705,862
Decrease in goodwill as a result of a settlement (see Note
  3)........................................................   (13,524)
Goodwill resulted from acquisition (see Note 3).............   104,796
                                                              --------
As of September 30, 2003....................................  $797,134
                                                              ========

     The following table presents details of amortization expense of purchased intangible assets as reported in the consolidated statements of operations:

                                                   YEAR ENDED SEPTEMBER 30,
                                                  ---------------------------
                                                   2003      2002      2001
                                                  -------   -------   -------
Cost of license.................................  $ 4,075   $ 3,550   $ 5,577
Amortization of purchased intangible assets.....   19,940    27,243    15,422
                                                  -------   -------   -------
Total...........................................  $24,015   $30,793   $20,999
                                                  =======   =======   =======

     The following table presents details of the Company's total purchased intangible assets:

                                                          ACCUMULATED
                                                GROSS     AMORTIZATION     NET
                                               --------   ------------   -------
SEPTEMBER 30, 2003
Core technology..............................  $ 44,535    $ (43,418)    $ 1,117
Customer arrangements........................    70,073      (26,653)     43,420
Intellectual property rights and purchased
  computer software..........................    51,996      (37,692)     14,304
                                               --------    ---------     -------
Total........................................  $166,604    $(107,763)    $58,841
                                               ========    =========     =======
SEPTEMBER 30, 2002
Core technology..............................  $ 44,535    $ (36,718)    $ 7,817
Customer arrangements........................    36,658      (13,413)     23,245
Intellectual property rights and purchased
  computer software..........................    47,223      (33,617)     13,606
                                               --------    ---------     -------
Total........................................  $128,416    $ (83,748)    $44,668
                                               ========    =========     =======

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The estimated future amortization expense of purchased intangible assets as of September 30, 2003 is as follows:

                                                              AMOUNT
                                                              -------
FISCAL YEAR:
2004........................................................  $19,430
2005........................................................   10,203
2006........................................................    7,871
2007........................................................    6,857
2008 and after..............................................   14,480

     Guarantor's Accounting and Disclosure Requirements for Guarantees

     In November 2002 the FASB issued FASB Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires that, at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The additional disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain of the Company's guarantees issued before December 31, 2002.

     The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of September 30, 2003 and September 30, 2002, the maximum potential amount of the Company's future exposure under this guarantee pursuant to FIN No. 45 was $4,717.

     The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal 2003.

     The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its financial statements.

     Gains and Losses From Extinguishment of Debt

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates previous requirements to classify gains and losses from extinguishment of debt as extraordinary items in earnings. Gains or losses from extinguishment of debt for fiscal years beginning after May 15, 2002 shall not be classified as extraordinary items unless certain provisions are met. Early adoption was encouraged. The Company adopted SFAS No. 145 in the fourth quarter of fiscal 2002 in connection with the gains related to the repurchases of its convertible notes. See Note 12.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  RECENT ACCOUNTING PRONOUNCEMENTS

     Costs Associated with Exit or Disposal Activities

     In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity, including restructuring activities, be recognized and measured at fair value when the liability is incurred, or, for certain one-time employee termination costs, over a future service period. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. As a result, SFAS No. 146 may affect the timing of amounts recognized for future restructuring activities that are not associated with a business combination. SFAS No. 146 was effective for exit or disposal activities that were initiated after December 31, 2002.

     Non-Software Elements in an Arrangement Containing Software

     In July 2003, the EITF reached a consensus on EITF Issue No. 03-05, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than Incidental Software" ("Issue 03-05"). Issue 03-05 is regarding whether non-software deliverables (e.g., non-software related equipment or services) included in an arrangement that contains software that is more than incidental to the products or services as a whole are included within the scope of Statement of Position 97-2, "Software Revenue Recognition". Software-related elements include software products, upgrades/enhancements, post-contract customer support, and services as well as any non-software deliverables for which a software deliverable is essential to its functionality.

     Under Issue 03-05, in an arrangement that includes software, computer hardware that will contain the software, and additional unrelated equipment, if the software is essential to the functionality of the hardware, the hardware would be considered software-related and, therefore, included within the scope of SOP 97-2. Issue 03-05 is effective for arrangements entered into in the first reporting period (annual or interim) beginning after August 13, 2003. The Company is in the process of analyzing the effect of Issue 03-05 on its consolidated financial position and results of operations and believes it will not be significant.

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

NOTE 3 -- ACQUISITIONS

  CLARIFY

     On November 28, 2001, the Company purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. This acquisition positioned the Company as a leading provider of CRM software to the communications industry and, through the addition of Clarify's CRM software to the Company's portfolio of product offerings, reinforced the Company's leadership in delivering Integrated Customer Management software applications. Following the acquisition, the Company has continued to sell Clarify's CRM software to customers other than

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

communications service providers, although this is not the focus of the Company's business. The aggregate initial purchase price for Clarify as of September 30, 2002 was $212,000 in cash, including transaction costs of $8,250. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11,111 reduction of the purchase price to $200,889 in the first quarter of fiscal 2003. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Clarify's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Clarify's operations are included in the Company's consolidated statements of operations, commencing on November 29, 2001. The Company obtained a valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $65,600 of acquired identifiable intangible assets, $17,400 was assigned to in-process research and development and was written off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". The fair value assigned to core technology was $13,400 and is being amortized over two years commencing on November 29, 2001. The fair value assigned to customer arrangements was $34,800 and is being amortized over three years commencing on November 29, 2001. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, following the settlement was $147,734, of which $144,182 is tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of Clarify is not amortized.

     The following is the final allocation of the purchase price and deferred tax liability:

Net liabilities acquired....................................  $ (9,574)
Core technology.............................................    13,400
Customer arrangements.......................................    34,800
In-process research and development.........................    17,400
Deferred tax liability......................................    (2,871)
Goodwill....................................................   147,734
                                                              --------
                                                              $200,889
                                                              ========

  CERTEN

     On July 2, 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen Inc. ("Certen", which was renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition the Company had related transaction costs of approximately $5,000. The Company and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. This acquisition expanded the Company's Managed Services operation and positioned it as a major provider of Managed Services to the communications industry. Prior to this acquisition, Bell's ownership interest in Certen was 90% and the Company owned the remainder. As a result of the acquisition, Certen is now a wholly owned subsidiary of the Company. Since Certen's inception, the Company has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. The Company now has a major billing operations Managed Services agreement with Bell through December 2010.

     The acquisition was accounted for using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Certen's assets and liabilities has been included in the Company's

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

consolidated balance sheet and the results of Certen's operations are included in the Company's consolidated statements of operations, commencing on July 2, 2003. The Company is in the process of obtaining a valuation of the intangible assets acquired in the Certen transaction. A final determination of purchase accounting adjustments will be made following the completion of the valuation. The total purchase price is being allocated to Certen's assets and liabilities, including identifiable intangible, based on their respective estimated fair values, on the date the transaction was consummated. Because the Company had a preexisting right to utilize the Amdocs billing software and customization prior to the acquisition, the software and customization on Certen's books has no value to the Company. The value of the acquired customer arrangement was made by applying the income forecast method. The value assigned to the customer arrangement was $33,415 and is being amortized over seven and half years commencing on July 2, 2003 (the remaining life of the Managed Services agreement). The excess of the purchase price over the fair value of the net assets and identifiable intangible acquired, or goodwill, was $104,796, which is not tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of Certen is not amortized. In addition, deferred taxes were recognized for the difference between the book and tax basis of certain assets and liabilities.

     As mentioned above, prior to the acquisition Bell's ownership interest in Certen was 90% and the Company owned the remainder, and therefore the Company accounted for the investment in Certen under the cost method for its 10% ownership. In the fourth quarter of 2003, the Company recognized its 10% share in Certen's results prior to the acquisition. The Company's share in Certen's pre-acquisition results was a charge of $4,133, and is included in "restructuring charges, in-process research and development and other" for the year ended September 30, 2003.

     The following is the preliminary allocation of the purchase price and deferred tax liability:

Purchase price..............................................  $ 65,887
  Estimated transaction costs...............................     5,000
                                                              --------
  Total purchase price......................................    70,887
  Write-off of deferred revenue and allowance on Amdocs
     books, net of tax......................................   (33,666)
                                                              --------
  Net amount for purchase price allocation..................  $ 37,221
                                                              ========
Allocation of purchase price:
  90% tangible assets acquired, net of capitalized Amdocs
     system on Certen's books...............................  $ 87,769
  90% liabilities assumed...................................  (244,112)
                                                              --------
  Net tangible assets.......................................  (156,343)
  Customer arrangement......................................    33,415
  Adjustment to fair value of pension and other
     post-employment benefit liabilities....................   (10,202)
  EITF 95-3 and other liabilities...........................    (8,704)
  Deferred taxes resulting from the difference between the
     assigned value of certain assets and liabilities and
     their respective tax bases.............................    74,259
                                                              --------
  Net fair value of tangible assets acquired................   (67,575)
  Goodwill..................................................   104,796
                                                              --------
                                                              $ 37,221
                                                              ========

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Set forth below is the unaudited pro forma revenue, operating income, net income (loss) and per share figures for the years ended September 30, 2003, 2002 and 2001, as if Clarify had been acquired as of October 1, 2000 and as if Certen had been acquired as of October 1, 2001 excluding the write-off of purchased in-process research and development:

                                                 YEAR ENDED SEPTEMBER 30,
                                           ------------------------------------
                                              2003         2002         2001
                                           ----------   ----------   ----------
Revenue..................................  $1,621,957   $1,774,678   $1,776,063
Operating income (loss)..................     189,978       (5,835)      27,218
Net income (loss)........................     151,441      (44,097)    (33,521)
Basic earnings (loss) per share..........        0.70        (0.20)      (0.15)
Diluted earnings (loss) per share........        0.69        (0.20)      (0.15)

     As a result of SFAS No. 142, goodwill associated with acquisitions completed after June 30, 2001 is not amortized and, accordingly, the pro forma information above reflects no amortization of goodwill related to the Clarify and Certen acquisitions.

NOTE 4 -- RELATED PARTY TRANSACTIONS

     The financial information presented below includes balances with SBC Communications, Inc. ("SBC") and Certen, prior to its acquisition by the Company in July 2003. During the quarter ended December 31, 2002, SBC ceased to be a principal shareholder of the Company, according to SFAS No. 57, "Related Party Disclosures", and thus is no longer a related party.

     The following related party balances are included in the consolidated balance sheet as of September 30, 2002:

Accounts receivable.........................................  $55,458
Prepaid expenses and other current assets(1)................    1,550
Other noncurrent assets(2)..................................   48,453

---------------
(1) Consists of interest receivable accrued on convertible debentures issued to the Company by Certen.

(2) Consists of an investment by the Company in equity and convertible debentures of Certen. The investment in Certen was accounted for under the cost method, based on the Company's 10% ownership of Certen as of September 30, 2002.

     The Company has licensed software and provided computer systems integration and related services to affiliates of SBC and to Certen. The following related party revenue is included in the consolidated statements of operations:

                                                  YEAR ENDED SEPTEMBER 30,
                                               ------------------------------
                                                 2003       2002       2001
                                               --------   --------   --------
Revenue:
  License....................................  $  3,827   $ 30,551   $ 37,356
  Service....................................    84,122    314,341    264,278

     The year ended September 30, 2003 includes license and service revenue related only to Certen through the acquisition date, July 2, 2003. The years ended September 30, 2002 and 2001 include license and service revenue related to SBC and Certen.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following related party expenses are included in the consolidated statements of operations:

                                                     YEAR ENDED SEPTEMBER 30,
                                                     ------------------------
                                                      2003     2002     2001
                                                     ------   ------   ------
Operating expenses(1):
  Cost of service..................................  $   --   $2,642   $3,232
  Selling, general and administrative..............      --      336      663
Interest income and other, net(2)..................   1,662    1,886       89

---------------
(1) The Company leased office space on a month-to-month basis and purchases other miscellaneous support services from affiliates of SBC.

(2) Represents interest and exchange rate differences, net of hedging, on the convertible debentures of Certen for the years ended September 30, 2002 and 2001, and for the year ended September 30, 2003 only through the acquisition date, July 2, 2003. Absent hedging, these amounts would be $9,344, $1,402 and $89 for the years ended September 30, 2003, 2002 and 2001, respectively.

NOTE 5 -- SHORT-TERM INTEREST-BEARING INVESTMENTS

     Short-term interest-bearing investments consisted of the following:

                                               AMORTIZED COST         MARKET VALUE
                                             AS OF SEPTEMBER 30,   AS OF SEPTEMBER 30,
                                             -------------------   -------------------
                                               2003       2002       2003       2002
                                             --------   --------   --------   --------
Federal agencies...........................  $ 50,371   $110,743   $ 50,403   $112,092
U.S. government treasuries.................    23,373     77,279     23,674     79,276
Corporate backed obligations...............   197,243    178,455    197,157    179,879
Corporate bonds............................    64,153    100,544     64,151    102,646
Mortgages (including government and
  corporate)...............................    44,743     76,138     44,724     76,148
Commercial paper/CD........................    35,643         --     35,457         --
Private placement..........................    26,219      7,330     26,225      7,546
Municipal bonds............................     1,501     13,543      1,501     13,543
Other......................................        --     10,025         --     10,034
                                             --------   --------   --------   --------
                                              443,246    574,057    443,292    581,164
Allowance for unrealized gain..............        46      7,107         --         --
                                             --------   --------   --------   --------
          Total............................  $443,292   $581,164   $443,292   $581,164
                                             ========   ========   ========   ========

     As of September 30, 2003, short-term interest-bearing investments had the following expected maturity dates:

                                                               MARKET
                                                               VALUE
                                                              --------
2004........................................................  $138,419
2005........................................................   130,818
2006........................................................   128,555
2007........................................................    45,500
                                                              --------
          Total.............................................  $443,292
                                                              ========

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6 -- ACCOUNTS RECEIVABLE, NET

     Accounts receivable, net consists of the following:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2003       2002
                                                          --------   --------
Accounts receivable --billed............................  $200,220   $314,828
Accounts receivable --unbilled..........................    16,072     24,144
Less --allowances.......................................   (18,018)   (26,240)
                                                          --------   --------
Accounts receivable, net................................  $198,274   $312,732
                                                          ========   ========

NOTE 7 -- EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

     Components of equipment, vehicles and leasehold improvements, net are:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2003       2002
                                                          --------   --------
Computer equipment......................................  $311,319   $211,010
Vehicles furnished to employees.........................    50,080     53,696
Leasehold improvements..................................    49,834     54,319
Furniture and fixtures..................................    40,109     38,672
                                                          --------   --------
                                                           451,342    357,697
Less accumulated depreciation...........................   247,875    196,795
                                                          --------   --------
                                                          $203,467   $160,902
                                                          ========   ========

     The Company has entered into various arrangements for the leasing of vehicles for periods of five years, carrying interest rates of LIBOR plus an interest rate ranging 0.5% to 0.9% (between 1.66% to 2.06% as of September 30, 2003). Vehicles under capital lease arrangements had cost of $43,918 and $49,582 with related accumulated depreciation of $26,121 and $21,520 as of September 30, 2003 and 2002, respectively. As a result of the Certen acquisition, the Company assumed various arrangements for the leasing of computer equipment (hardware and software) for remaining periods of two to three years, denominated in Canadian dollars with interest rates ranging between 5.16% to 11.7%. Computer equipment under capital lease arrangements had a cost of $48,203 with related accumulated depreciation of $2,111 as of September 30, 2003.

     The Company has accounted for these as capital leases and amortization costs have been included in depreciation expense.

     Capital lease payments, excluding interest, due over the next five years are as follows:

FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------
2004.......................................  $25,472
2005.......................................   18,859
2006.......................................    3,761
2007.......................................       69

     The above capital lease payments do not reflect a liability of $2,804, reflecting adjustment to fair value, resulting from the preliminary valuation of capital lease agreements assumed in the acquisition of Certen. This adjustment will be amortized over the life of the lease.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The above capital lease payments include a sale-leaseback transaction that was recognized on Certen's books as of the acquisition date. The proceeds for this transaction were received after the acquisition date, and are reflected in the consolidated cash flow statement for fiscal 2003 as "proceeds from sale-leaseback transaction".

NOTE 8 -- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

     Goodwill and other intangible assets, net are:

                                                                      AS OF SEPTEMBER 30,
                                                   ESTIMATED USEFUL   -------------------
                                                   LIFE (IN YEARS)      2003       2002
                                                   ----------------   --------   --------
Intellectual property rights and purchased
  computer software..............................     2-10            $ 96,531   $ 91,758
Other intangible assets..........................    3-7.5              70,073     36,658
                                                                      --------   --------
                                                                       166,604    128,416
Less accumulated amortization....................                      107,763     83,748
                                                                      --------   --------
                                                                        58,841     44,668
Goodwill, net(1)(2)..............................                      797,134    705,862
                                                                      --------   --------
                                                                      $855,975   $750,530
                                                                      ========   ========

---------------
(1) In accordance with SFAS No. 142, goodwill from acquisitions completed after June 30, 2001 is not amortized, but is subject to periodic impairment tests. Under SFAS No. 142, amortization of goodwill ceased, for acquisitions completed prior to July 1, 2001, on October 1, 2002. In accordance with SFAS No. 141's new definition of intangible assets, workforce-in-place was reclassified to goodwill.

(2) In September 2002, the Company recorded a reduction of the goodwill related to an acquisition due to a release of a valuation allowance with respect to a tax asset that existed at the acquisition date. See Note 10.

NOTE 9 -- OTHER NONCURRENT ASSETS

     Other noncurrent assets consist of the following:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                2003       2002
                                                              --------   ---------
Funded employee benefit costs(1)............................  $49,020    $ 40,495
Managed services costs(2)...................................   15,916          --
Noncurrent investments, at cost(3)(4).......................       --       7,596
Noncurrent investment in convertible debentures(3)..........       --      40,857
Convertible notes issuance cost, net........................    2,096       5,934
Restricted cash and cash equivalents(5).....................      234       5,072
Other.......................................................    8,930      10,225
                                                              -------    --------
                                                              $76,196    $110,179
                                                              =======    ========

---------------
(1) See Note 16.

(2) See Note 2.

(3) As of September 30, 2002 consisted of investment in Certen under the cost method. As of September 30, 2003, Certen is a wholly owned subsidiary of the Company and is consolidated as of that date. See Note 3.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(4) In fiscal 2002, the Company recorded pretax charges of $5,500 to adjust the carrying value of two investments, accounted for by the Company under the cost method. In fiscal 2001, the Company recorded pretax charges of $6,750 to adjust the carrying value of four investments, accounted for by the Company under the cost method. Following these adjustments, as of September 30, 2002, the Company had one remaining investment, the investment in Certen. As of September 30, 2003, following the acquisition of Certen and the adjustments described above, all the Company's remaining cost method investments are presented at nil fair value.

(5) The Company was required to maintain restricted cash and cash equivalents balances relating to letters of credit and bank guarantees.

NOTE 10 -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                           YEAR ENDED SEPTEMBER 30,
                                                         ----------------------------
                                                          2003      2001       2000
                                                         -------   -------   --------
Current................................................  $52,293   $75,185   $110,163
Deferred...............................................    4,001    (1,665)     5,018
                                                         -------   -------   --------
                                                         $56,294   $73,520   $115,181
                                                         =======   =======   ========

     All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

     Deferred income taxes are comprised of the following components:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2003       2002
                                                          --------   --------
Deferred tax assets:
  Deferred revenue......................................  $ 27,056   $ 23,303
  Accrued employee costs................................    26,333     19,367
  Equipment, vehicles and leasehold improvements, net...    47,932      3,315
  Intangible assets, computer software and intellectual
     property...........................................    15,052     14,790
  Net operating loss carry forwards.....................    13,629     19,342
  Other.................................................    23,061     11,899
  Valuation allowances..................................        --    (10,704)
                                                          --------   --------
          Total deferred tax assets.....................   153,063     81,312
                                                          --------   --------
Deferred tax liabilities:
  Anticipated withholdings on subsidiaries' earnings....   (43,046)   (42,149)
  Equipment, vehicles and leasehold improvements, net...    (6,634)    (4,254)
  Intangible assets, computer software and intellectual
     property...........................................   (28,563)   (10,007)
  Other.................................................   (14,867)    (4,268)
                                                          --------   --------
          Total deferred tax liabilities................   (93,110)   (60,678)
                                                          --------   --------
Net deferred tax assets.................................  $ 59,953   $ 20,634
                                                          ========   ========

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                                                                YEAR ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                            2003   2002   2001
                                                            ----   ----   ----
Statutory Guernsey tax rate...............................   20%    20%    20%
Guernsey tax-exempt status................................  (20)   (20)   (20)
Foreign taxes.............................................   25     28     30
                                                            ---    ---    ---
Income tax rate before effect of acquisition-related
  costs, restructuring charges and gains from the
  repurchases of Notes....................................   25     28     30
Effect of acquisition-related costs, restructuring charges
  and gains from the repurchases of Notes.................   --     79     33
                                                            ---    ---    ---
Effective income tax rate.................................   25%   107%    63%
                                                            ===    ===    ===

     As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes. Effective October 1, 2002, following the adoption of SFAS No. 142, the Company no longer amortizes goodwill resulting from acquisitions. See Note 3 above. As a result, goodwill amortization that is not tax-deductible no longer affects the Company's effective tax rate.

     The high effective tax rates in the years ended September 30, 2002 and 2001 were primarily attributable to amortization of goodwill related to the Company's acquisitions, much of which is not tax deductible. In the year ended September 30, 2002 the Company's effective tax rate was also adversely affected by the fixed non-deductible expenditures representing a larger component of the Company's pretax income.

     As of September 30, 2003 the Company estimated that operating losses related to its Canadian subsidiary would be realized through future taxable earnings. As a result, related valuation allowance of $13,282 was released through the income tax provision. As of September 30, 2002, the Company estimated that operating losses incurred by the subsidiary prior to the Company's acquisition of that company in April 2000 would be realized through future taxable earnings. As a result, the related valuation allowance of $8,957 was released as an offsetting reduction of the goodwill recorded in that transaction. As of September 30, 2003, there was no valuation allowance balance.

NOTE 11 -- FINANCING ARRANGEMENTS

  SHORT-TERM

     The Company's financing transactions are described below:

     As of September 30, 2003, the Company had available a short-term general revolving line of credit totaling $30,000. During fiscal 2003 and as of September 30, 2003, there was no outstanding balance under this credit line. The cost of maintaining this revolving line of credit was insignificant.

     In addition, as of September 30, 2003, the Company had credit facilities totaling $40,340, limited for the use of letters of credit and bank guarantees from various banks. Outstanding letters of credit and bank guarantees as of September 30, 2003 totaled $22,624. These were mostly supported by a combination of the credit facilities described above and restricted cash balances that the Company maintains with the issuing banks. See Note 9.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  LONG-TERM

     Following the Company's acquisition of Certen (see Note 3), the Company assumed a loan bearing an annual interest rate of 7.53% denominated in Canadian dollars. The proceeds from this loan, that was recognized on Certen's books as of the acquisition date, were received after the acquisition date, and are reflected in the consolidated cash flow statement for fiscal 2003 as "borrowings under financing arrangement". The principal and interest is payable in quarterly installments and matures in fiscal 2005. Future repayment of the loan is as follows:

FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------
2004........................................  $2,179
2005........................................     571
                                              ------
                                              $2,750
                                              ======

NOTE 12 -- CONVERTIBLE NOTES

     In May 2001 the Company issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "Notes"). The Company is obligated to pay interest on the Notes semi-annually on June 1 and December 1 of each year. The Notes are senior unsecured obligations of the Company and rank equal in right of payment with all of existing and future senior unsecured indebtedness of the Company. The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares of the Company at a conversion rate of 10.8587 shares per one thousand dollars principal amount, representing a conversion price of approximately $92.09 per share. The Notes are subject to redemption at any time on or after June 1, 2006, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders' option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. Due to the high conversion price for the Notes, it is likely that the holders of the Notes will require the Company to redeem their Notes on June 1, 2004. The Company may choose to pay the repurchase price in cash, Ordinary Shares or a combination of cash and Ordinary Shares. As of September 30, 2003, the Notes are presented as current liabilities.

     On July 23, 2002, the board of directors authorized the Company to repurchase the Notes, in such amounts, at such prices and at such times considered appropriate. Such repurchases may be made on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws and the terms of the Notes. During the fourth quarter of fiscal 2003, the Company repurchased $44,600 aggregate principal amount of the Notes at an average price of $990 per $1,000 principal amount, resulting in a gain of $448. During the fourth quarter of fiscal 2002, the Company repurchased $54,946 aggregate principal amount of the Notes at an average price of $890 per $1,000 principal amount, resulting in a gain of $6,012. See Note 14. The Company funded these repurchases, and intends to fund any future repurchases, with available funds. As of September 30, 2003, $400,454 aggregate principal amount of the Notes was outstanding.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 13 -- NONCURRENT LIABILITIES AND OTHER

     Noncurrent liabilities and other consist of the following:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2003       2002
                                                          --------   --------
Accrued employees costs.................................  $ 75,654   $ 66,850
Accrued pension liability(1)............................    16,372         --
Noncurrent customer advances............................    34,725     24,146
Long-term portion of capital lease obligations..........    23,825     15,138
Accrued lease obligations...............................    10,235     14,031
Other...................................................    11,684      3,914
                                                          --------   --------
                                                          $172,495   $124,079
                                                          ========   ========

---------------

(1) See Note 16.

NOTE 14 -- INTEREST INCOME AND OTHER, NET

     Interest income and other, net consists of the following:

                                                  YEAR ENDED SEPTEMBER 30,
                                                -----------------------------
                                                  2003       2002      2001
                                                --------   --------   -------
Interest income...............................  $ 26,580   $ 31,856   $32,156
Interest expense..............................   (11,425)   (16,004)   (8,678)
Gain from repurchase of Notes(1)..............       448      6,012        --
Other, net....................................      (844)    (2,566)   (1,192)
                                                $ 14,759   $ 19,298   $22,286
                                                ========   ========   =======

---------------

(1) See Note 12.

NOTE 15 -- CONTINGENCIES

  COMMITMENTS

     The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2003 are as follows:

FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------
2004......................................  $ 38,757
2005......................................    30,920
2006......................................    24,263
2007......................................    19,558
2008......................................    13,915
Thereafter................................    19,074
                                            --------
                                            $146,487
                                            ========

     Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $5,812, $4,572, $3,625, $3,050, $2,007 and $4,752 for the years ended September 30,

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

2004, 2005, 2006, 2007, 2008 and thereafter, respectively. Of the $122,669 net operating leases, net of $23,818 of sublease income, $9,006 has been included in accrued restructuring charges as of September 30, 2003.

     Rent expense, including accruals for future lease losses, was approximately $33,039, $39,141 and $40,506 for fiscal 2003, 2002 and 2001, respectively.

  LITIGATION

     On December 2, 2003 the Company announced that the United States District Court for the Eastern District of Missouri had issued an order granting the Company's motion to dismiss the securities class action lawsuits that had been pending against the Company and certain of its directors and officers since June 2002. The court's order also directed that judgment be entered in favor of the defendants. The consolidated complaint filed in the action alleged that the Company and the individual defendants had made false or misleading statements about the Company's business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. Under the federal rules the plaintiffs have a period of 30 days in which to appeal the court's decision.

  LEGAL PROCEEDINGS

     The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

  SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

     The Company has been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

NOTE 16 -- EMPLOYEE BENEFITS

     The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Severance expenses were approximately $15,036, $9,953 and $17,242 for fiscal 2003, 2002 and 2001, respectively.

     The Company sponsors defined contribution plans covering certain employees in the U.S., U.K. and Canada. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's fiscal 2003, 2002 and 2001 plan contributions were not significant.

     Following the Company's acquisition of Certen (see Note 3) and commencing on the acquisition date, July 2, 2003, the Company maintains several non-contributory defined benefit plans that provide for pension, other retirement and post employment benefits for the Certen employees based on length of

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

service and rate of pay. The funding policy is to make contributions to the plans based on various generally accepted actuarial methods. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in units of the BCE Master Trust Fund, a Trust established by Bell.

     The net periodic benefit cost for the year ended September 30, 2003 (commencing July 2, 2003), related to pension and other benefits were as follows:

                                                              PENSION     OTHER
                                                              BENEFITS   BENEFITS
                                                              --------   --------
Service costs...............................................   $ 493       $ 90
Interest on benefit obligations.............................     564         98
Expected return on plan assets..............................    (409)        --
                                                               -----       ----
                                                               $ 648       $188
                                                               =====       ====

     The following table sets forth the funded status of the plans as of September 30, 2003:

                                                           PENSION     OTHER
                                                           BENEFITS   BENEFITS
                                                           --------   --------
Change in plan assets:
Fair value of plan assets in acquisition acquired........  $ 27,060   $    --
Actual return on plan assets.............................     1,032        --
Foreign exchange loss....................................      (107)       --
Benefits paid............................................       (14)       --
                                                           --------   -------
Fair value of plan assets as of September 30, 2003.......    27,971        --
                                                           --------   -------
Change in benefit obligations:
Benefit obligations assumed in acquisition...............   (37,400)   (5,262)
Service costs............................................      (493)      (90)
Interest on benefit obligations..........................      (564)      (98)
Foreign exchange gain....................................       149        24
Benefits paid............................................        14        --
                                                           --------   -------
Benefit obligations as of September 30, 2003.............   (38,294)   (5,426)
                                                           --------   -------
Funded status-plan deficit as of September 30, 2003......   (10,323)   (5,426)
Unrecognized net loss....................................      (623)       --
                                                           --------   -------
Accrued benefit costs as of September 30, 2003...........  $(10,946)  $(5,426)
                                                           ========   =======

     The significant assumptions adopted in measuring the Canadian subsidiary's pension and other benefit obligations were as follows:

Weighted average discount rate.................  6.5%
Weighted average expected long-term rate of
  return on plan assets........................  7.5
Weighted average rate of compensation
  increase.....................................  3.5

     For measurement purposes, a 4.5% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for the year ended September 30, 2003 (commencing July 2, 2003), except for the cost of medication, which was assumed to increase 10.5%

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

annual rate for 2003. This rate was assumed to gradually decline to 4.5% by 2008 and remain stable thereafter.

NOTE 17 -- CAPITAL TRANSACTIONS

     The following are details of the Ordinary Shares issued and outstanding:

                                                            AS OF SEPTEMBER 30,
                                                            -------------------
                                                              2003       2002
                                                            --------   --------
Voting Ordinary Shares....................................  223,790    220,780
Non-Voting Ordinary Shares................................       --      2,535
                                                            -------    -------
Ordinary Shares issued....................................  223,790    223,315
Less -- treasury stock....................................   (7,732)    (7,732)
                                                            -------    -------
Ordinary Shares outstanding...............................  216,058    215,583
                                                            =======    =======

     The Company's capital transactions are described below:

     Total proceeds from the exercise of employee stock options amounted to $2,320, $5,161 and $13,967 in fiscal 2003, 2002 and 2001, respectively.

     During fiscal 2002 the Company repurchased 7,732 Ordinary Shares, at an average price of $14.13 per share pursuant to a share repurchase program. The Company funded these repurchases, and intends to fund any future repurchases, with available funds. On November 5, 2003, the Company announced that its board of directors had authorized a share repurchase program of up to five million Ordinary Shares over the next twelve months. The authorization permits the Company to purchase Ordinary Shares in open market or privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances in connection with acquisitions or pursuant to employee equity plans.

NOTE 18 -- STOCK OPTION AND INCENTIVE PLAN

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

     The following table summarizes information about share options, as well as changes during the years ended September 30, 2003, 2002 and 2001:

                                                                       WEIGHTED
                                                           NUMBER OF   AVERAGE
                                                             SHARE     EXERCISE
                                                            OPTIONS     PRICE
                                                           ---------   --------
Outstanding as of October 1, 2000........................  11,228.1     $30.62
Granted..................................................   5,745.2      50.15
Exercised................................................  (1,462.8)      9.73
Forfeited................................................  (1,359.3)     49.59
                                                           --------

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       WEIGHTED
                                                           NUMBER OF   AVERAGE
                                                             SHARE     EXERCISE
                                                            OPTIONS     PRICE
                                                           ---------   --------
Outstanding as of September 30, 2001.....................  14,151.2      38.89
Granted..................................................  16,648.5      23.88
Exercised................................................    (688.9)      7.49
Forfeited................................................  (2,418.8)     44.02
                                                           --------
Outstanding as of September 30, 2002.....................  27,692.0      30.30
Granted..................................................   3,151.2      10.49
Exercised................................................    (474.5)      4.89
Forfeited................................................  (4,803.0)     37.16
                                                           --------
Outstanding as of September 30, 2003.....................  25,565.7      27.04
                                                           ========

     As of September 30, 2003, 4,126.3 Ordinary Shares remained available for grant pursuant to the Plan.

     The following table summarizes information about share options outstanding as of September 30, 2003:

                       OUTSTANDING                                   EXERCISABLE
---------------------------------------------------------   ------------------------------
                                  WEIGHTED
                                  AVERAGE        WEIGHTED
                                 REMAINING       AVERAGE
                  NUMBER      CONTRACTUAL LIFE   EXERCISE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICE  OUTSTANDING      (IN YEARS)       PRICE     EXERCISABLE    EXERCISE PRICE
--------------  -----------   ----------------   --------   -----------   ----------------
$ 1.87 -  3.01     629,737          4.59          $ 1.98       629,737         $ 1.98
  6.40 - 18.60   8,860,695          8.67            9.11     1,625,693          10.32
 19.21 - 28.60   3,719,059          7.38           26.09     1,302,006          25.50
 30.94 - 31.90   5,231,767          8.20           31.01     2,165,264          31.01
 33.07 - 45.07   3,598,976          7.30           38.16     1,880,373          38.06
 47.90 - 65.01   2,937,206          6.99           58.32     1,793,317          58.06
 66.25 - 78.31     588,251          6.86           70.53       413,387          70.33

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 19 -- EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                                  YEAR ENDED SEPTEMBER 30,
                                               ------------------------------
                                                 2003       2002       2001
                                               --------   --------   --------
Numerator:
  Net income (loss)..........................  $168,883   $ (5,061)  $ 66,386
                                               ========   ========   ========
Denominator:
  Denominator for basic earnings (loss) per
     share -- weighted average number of
     shares outstanding(1)...................   215,849    220,361    222,002
  Effect of dilutive stock options
     granted(2)..............................     4,027         --      4,830
                                               --------   --------   --------
  Denominator for dilutive earnings(loss) per
     share -- adjusted weighted average
     shares and assumed conversions(1).......   219,876    220,361    226,832
                                               ========   ========   ========
Basic earnings (loss) per share..............  $   0.78   $  (0.02)  $   0.30
                                               ========   ========   ========
Diluted earnings (loss) per share............  $   0.77   $  (0.02)  $   0.29
                                               ========   ========   ========

---------------
(1) The weighted average number of shares outstanding includes exchangeable shares issued to shareholders of Amdocs Canada, Inc. (formerly Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which were exchangeable for the Company's Ordinary Shares on a one-for-one basis. As of September 30, 2003, none of the exchangeable shares remained outstanding.

(2) Due to net loss, 2,201 anti-dilutive securities are excluded from the computation of diluted average number of shares outstanding in the year ended September 30, 2002.

     The effect of the Notes on diluted earnings (loss) per share was anti-dilutive for the years ended September 30, 2003, 2002 and 2001, and therefore was not included in the calculation above. The weighted average effect of the repurchase of Ordinary Shares by the Company has been included in the calculation of basic earnings (loss) per share. See Note 17.

NOTE 20 -- SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

     The Company and its subsidiaries operate in one operating segment, providing business support systems and related services primarily for the communications industry.

  GEOGRAPHIC INFORMATION

     The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 YEAR ENDED SEPTEMBER 30,
                                           ------------------------------------
                                              2003         2002         2001
                                           ----------   ----------   ----------
REVENUE
United States............................  $  732,400   $  817,728   $  690,444
Canada...................................     183,973      178,240      133,201
Europe...................................     442,673      466,098      549,106
Rest of the world........................     124,281      151,499      161,159
                                           ----------   ----------   ----------
Total....................................  $1,483,327   $1,613,565   $1,533,910
                                           ==========   ==========   ==========

                                                    AS OF SEPTEMBER 30,
                                              --------------------------------
                                                 2003        2002       2001
                                              ----------   --------   --------
LONG-LIVED ASSETS
United States(1)............................  $  308,959   $302,950   $152,827
Canada(2)...................................     686,748    539,832    714,019
Rest of the world...........................      90,911    138,334    132,365
                                              ----------   --------   --------
Total.......................................  $1,086,618   $981,116   $999,211
                                              ==========   ========   ========

---------------
(1) Primarily goodwill, computer software and hardware.

(2) Primarily goodwill.

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

                                                 YEAR ENDED SEPTEMBER 30,
                                           ------------------------------------
                                              2003         2002         2001
                                           ----------   ----------   ----------
CC&B.....................................  $1,280,430   $1,439,980   $1,379,654
Directory................................     202,897      173,585      154,256
                                           ----------   ----------   ----------
Total....................................  $1,483,327   $1,613,565   $1,533,910
                                           ==========   ==========   ==========

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  SALES TO SIGNIFICANT CUSTOMERS

     The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

                                                            YEAR ENDED SEPTEMBER
                                                                     30,
                                                            ---------------------
                                                            2003    2002    2001
                                                            -----   -----   -----
Nextel Communications group...............................   15%     12%     10%
SBC Communications Inc. group(1)..........................   11      11      13
Bell Canada group(2)......................................   11      (*)     (*)
Vodafone group............................................   (*)     10      11

---------------
(*) Less than 10 percent of total revenue

(1) During the quarter ended December 31, 2002, SBC has ceased to be a principal shareholder of the Company, according to SFAS No. 57 and thus is no longer a related party.

(2) Bell Canada group includes Certen through June 30, 2003. In July 2003, the Company acquired Bell's ownership interest in Certen, and Certen became a wholly owned subsidiary of the Company. See Note 3.

NOTE 21 -- OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

     In November 2002 the Company announced a series of measures designed to reduce costs and improve productivity. In the first quarter of fiscal 2003, the Company recorded a charge of $9,956, consisting primarily of employee separation costs in connection with the termination of the employment of approximately four hundred software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. The employee terminations occurred at various locations around the world. In addition, the Company implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

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

     In October 2001, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, the Company recorded a restructuring charge of $13,311 in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs. In addition, as part of a general effort to reduce costs, the Company has decreased its overall commitments for employee compensation, through a lesser reliance on fixed compensation programs and a greater reliance on discretionary arrangements.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     These charges are included in "restructuring charges, in-process research and development and other" for the years ended September 30, 2003 and 2002.

     As of September 30, 2003, the remaining restructuring expense reserves were $9,247. The remaining employee separation costs are expected to be paid out through the first quarter of fiscal 2004. Facility related costs are expected to be paid out through April 2012. Actual future cash requirements may differ materially from the accrual as of September 30, 2003, particularly if actual sublease income is significantly different from current estimates.

     A summary of restructuring activities along with respective remaining reserves follows:

                                               EMPLOYEE
                                              SEPARATION                  ASSET
                                                COSTS      FACILITIES   WRITE-OFFS   OTHER    TOTAL
                                              ----------   ----------   ----------   -----   --------
Balance as of October 1, 2001...............   $     --     $    --      $    --     $  --   $     --
Restructuring charges.......................     13,883      14,135        5,710       502     34,230
Cash payments...............................    (10,526)     (3,048)          --       (62)   (13,636)
Non-cash....................................         --          --       (5,710)       --     (5,710)
                                               --------     -------      -------     -----   --------
Balance as of September 30, 2002............      3,357      11,087           --       440     14,884
Restructuring charge........................      4,011       4,022        1,829        94      9,956
  Cash payments.............................     (7,130)     (5,334)          --      (280)   (12,744)
  Non-cash..................................         --          --       (1,829)       --     (1,829)
  Adjustments (1)...........................          3        (769)          --      (254)    (1,020)
                                               --------     -------      -------     -----   --------
Balance as of September 30, 2003............   $    241     $ 9,006      $    --     $  --   $  9,247
                                               ========     =======      =======     =====   ========

---------------

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar of $102 that were charged to "interest income and other, net" and adjustments of $918 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $769, an increase of restructuring liabilities related to employee separation costs of $105 and a decrease in other related costs of $254. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

NOTE 22 -- FINANCIAL INSTRUMENTS

     The Company enters into forward contracts to purchase and sell foreign currencies to reduce the exposure associated with revenue denominated in a foreign currency and exposure associated with anticipated expenses (primarily personnel costs), in non-U.S. dollar-based currencies and designates these as cash flow hedges. The Company also may enter into forward contracts to sell foreign currency in order to hedge its exposure associated with some firm commitments from customers in non-U.S. dollar-based currencies and designates these for accounting purposes as fair value hedges. As of September 30, 2003, the Company had no outstanding fair value hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. The Company currently enters into forward exchange contracts exclusively with major financial institutions. Forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to offset the effect of exchange rates on certain assets and liabilities.

     The hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in forward rates for cash flow hedges as compared to the changes in the fair value of the

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

cash flows associated with the underlying hedged transactions. The effective portion of the change in the fair value of forward exchange contracts, which are classified as cash flow hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings. For fair value hedges, changes in the fair value of forward exchange contracts offset the change in the fair value of the hedged item to the extent of the arrangement's effectiveness. Any residual change in fair value of the forward contracts, such as time value, excluded from effectiveness testing for hedges of estimated receipts from customers, is recognized immediately in "interest income and other, net". Hedge ineffectiveness, if any, is also included in current period in earnings in "interest income and other, net".

     The Company discontinues hedge accounting for a forward contract when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of hedged item; (2) the derivative matures or is terminated; (3) it is determined that the forecasted hedged transaction will no longer occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment, or (5) management decides to remove the designation of the derivative as a hedging instrument.

     When hedge accounting is discontinued, and if the derivative remains outstanding, the Company will record the derivative at its fair value on the consolidated balance sheet, recognizing changes in the fair value in current period earnings in "interest income and other, net". When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings in "interest income and other, net".

     The fair value of the open contracts recorded by the Company in its consolidated balance sheets as an asset or a liability is as follows:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                2003       2002
                                                              --------   ---------
Prepaid expenses and other current assets...................   $7,447     $ 1,165
  Accrued expenses and other current liabilities............   (2,138)     (8,290)
                                                               ------     -------
  Net fair value............................................   $5,309     $(7,125)
                                                               ======     =======

     All forward contracts outstanding as of September 30, 2003 are expected to mature within the next twelve months.

     During fiscal years 2003 and 2002, the gains or losses recognized in earnings for hedge ineffectiveness, including the time value portion excluded from effectiveness testing, were not significant. During fiscal years 2003 and 2002 the Company recognized losses of $143 and $0, respectively for a hedged firm commitment that no longer qualified as a fair value hedge. During fiscal years 2003 and 2002, the Company recognized losses of $16 and $25, respectively resulting from hedged forecasted cash flows that no longer qualified as cash flow hedges.

     Derivatives gains and losses, that are included in other comprehensive income, are reclassified into earnings at the time the forecasted revenue or expenses are recognized. The Company estimates that a $3,489 net gain related to forward contracts that is included in other comprehensive income as of September 30, 2003 will be reclassified into earnings within the next twelve months. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

     Subsequent to the balance sheet date, the Company entered into material foreign exchange forward contracts for approximately $100,000 notional amount. These derivatives were designated as cash flow hedges, to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, including long-term exposures.

                                 AMDOCS LIMITED

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 23 -- SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following are details of the unaudited quarterly results of operations for the three months ended:

                                                 SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,
                                                 -------------   --------   ---------   ------------
2003(1)
  Revenue......................................    $411,759      $377,168   $355,014      $339,386
  Operating income.............................      56,167        59,982     56,314        37,955
  Net income...................................      43,871        47,438     45,375        32,199
  Basic earnings per share.....................        0.20          0.22       0.21          0.15
  Diluted earnings per share...................        0.20          0.21       0.21          0.15
2002(2)
  Revenue......................................    $355,520      $380,135   $455,269      $422,641
  Operating (loss) income......................     (25,385)        2,503     50,813        21,229
  Net (loss) income............................      (8,986)      (26,851)    26,441         4,334
  Basic and diluted (loss) earnings per
     share.....................................       (0.04)        (0.12)      0.12          0.02

---------------

(1) In fiscal 2003, the fiscal quarter ended December 31, 2002 included a restructuring charge of $9,956, and the fiscal quarter ended September 30, 2003 included a charge related to the Company's 10% share in Certen's pre-acquisition results of $4,133.

(2) In fiscal 2002, the fiscal quarter ended December 31, 2001 included a restructuring charge and purchased in-process research and development expense of $13,311 and $17,400, respectively, and the fiscal quarter ended September 30, 2002 included a restructuring charge and gain from the repurchases of Notes of $20,919 and $6,012, respectively.

                                 AMDOCS LIMITED

                          FINANCIAL STATEMENT SCHEDULE
                       VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                                  ACCOUNTS             VALUATION
                                                                 RECEIVABLE        ALLOWANCES ON NET
                                                                 ALLOWANCES       DEFERRED TAX ASSETS
                                                              -----------------   -------------------
Balance as of October 1, 2000...............................      $   6,868            $  16,743
Additions:
  Charged to costs and expenses.............................             --               11,164
  Charged to other accounts.................................            899                   --
Deductions..................................................         (3,649)                  --
                                                                  ---------            ---------
Balance as of September 30, 2001............................          4,118               27,907
Additions:
  Charged to costs and expenses.............................             --                   --
  Charged to other accounts.................................         22,859(1)                --
Deductions..................................................           (737)             (17,203)
                                                                  ---------            ---------
Balance as of September 30, 2002............................         26,240               10,704
Additions:
  Charged to costs and expenses.............................         17,585                   --
  Charged to other accounts.................................             --                2,578(2)
Deductions..................................................        (25,807)(3)          (13,282)(4)
                                                                  ---------            ---------
Balance as of September 30, 2003............................      $  18,018            $      --
                                                                  =========            =========

---------------

(1) Includes accounts receivable allowance of $13,777 acquired as part of the acquisition of Clarify.

(2) Includes valuation allowances on net deferred tax assets incurred during fiscal 2003.

(3) Includes accounts receivable allowance eliminated as a result of the acquisition of Certen and write-off of accounts receivable previously reserved.

(4) Release of valuation allowance.

Deloitte & Touche, LLP
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4113
www.deloitte.ca
                                                        (DELOITTE & TOUCHE LOGO)

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Certen Inc.

     We have audited the balance sheet of Certen Inc. as at December 31, 2001 and 2002 and the statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) DELOITTE & TOUCHE, LLP

Chartered Accountants

March 19, 2003
(July 2, 2003 as to Note 17)

(DELOITTE TOUCHE TOHMATSU LOGO)

                                  CERTEN INC.

   STATEMENT OF OPERATIONS AND RETAINED EARNINGS YEAR ENDED DECEMBER 31, 2002
                           (IN THOUSANDS OF DOLLARS)

                                                                 2002          2001
                                                              -----------   -----------
                                                              (12 MONTHS)   (11 MONTHS)
                                                                   $             $
REVENUE
  Billing services..........................................    365,286       312,444
  Professional services.....................................     71,499        52,352
                                                                -------       -------
                                                                436,785       364,796
Cost of services, selling and administrative expenses.......    331,224       287,490
Net benefit plans expense (Note 6)..........................      2,233         1,900
                                                                -------       -------
Operating earnings before the undernoted....................    103,328        75,406
Amortization (Notes 4 and 5)................................     60,518        18,234
Restructuring charge (Note 3)...............................        721            --
                                                                -------       -------
Operating earnings..........................................     42,089        57,172
Interest expense -- long-term debt..........................      4,991         1,111
Accretion on convertible debentures due to related party
  (Note 9)..................................................      5,457           908
Other expenses..............................................      2,030         1,415
                                                                -------       -------
Earnings before income taxes................................     29,611        53,738
                                                                -------       -------
Income taxes
  Current...................................................         70         2,491
  Future....................................................     14,247        14,473
                                                                -------       -------
                                                                 14,317        16,964
                                                                -------       -------
NET EARNINGS................................................     15,294        36,774
Retained earnings, beginning of year........................     35,774            --
Related party adjustment (Note 6)...........................         --        (1,000)
                                                                -------       -------
RETAINED EARNINGS, END OF YEAR..............................     51,068        35,774
                                                                =======       =======

    The accompanying notes are an integral part of the financial statements.

                                  CERTEN INC.

                     BALANCE SHEET AS AT DECEMBER 31, 2002
                           (IN THOUSANDS OF DOLLARS)

                                                               2002      2001
                                                              -------   -------
                                                                 $         $
ASSETS
Current assets
  Cash......................................................   33,590    59,500
  Accounts receivable.......................................    5,021    20,858
  Other current receivables.................................    4,359    48,695
  Prepaid expenses..........................................      420        --
                                                              -------   -------
                                                               43,390   129,053
Property, plant and equipment (Note 4)......................   49,494    36,822
Intangible assets (Note 5)..................................  365,386   196,345
Future income taxes.........................................    1,418       642
Accrued benefit asset (Note 6)..............................    4,572     8,000
                                                              -------   -------
                                                              464,260   370,862
                                                              =======   =======
LIABILITIES
Current liabilities
  Bank indebtedness.........................................       --     1,807
  Promissory note due to related party (Note 7).............       --     6,133
  Accounts payable and accrued liabilities..................  117,286   162,646
  Income and other taxes payable............................   12,106    11,217
  Current portion of obligation under capital leases (Note
     8).....................................................   34,491    10,249
  Other current liabilities.................................    1,345        26
                                                              -------   -------
                                                              165,228   192,078
Convertible debentures due to related party (Note 9)........   33,227    13,212
Obligation under capital leases (Note 8)....................   31,910    36,231
Future income taxes.........................................   30,138    15,115
Accrued benefit liability (Note 6)..........................    9,705    10,900
Other long-term liabilities.................................    2,855        98
                                                              -------   -------
                                                              273,063   267,634
                                                              -------   -------
Commitments and contingencies (Note 15)
SHAREHOLDERS' EQUITY
  Option on convertible debentures due to related party.....   37,960    18,659
  Common shares (Note 11)...................................  102,169    48,795
  Retained earnings.........................................   51,068    35,774
                                                              -------   -------
                                                              191,197   103,228
                                                              -------   -------
                                                              464,260   370,862
                                                              =======   =======

    The accompanying notes are an integral part of the financial statements.

ON BEHALF OF THE BOARD OF DIRECTORS:

------------------------------------------------------ Director

------------------------------------------------------ Director

                                  CERTEN INC.

              STATEMENT OF CASH FLOWS YEAR ENDED DECEMBER 31, 2002
                           (IN THOUSANDS OF DOLLARS)

                                                                 2002          2001
                                                              -----------   -----------
                                                              (12 MONTHS)   (11 MONTHS)
                                                                   $             $
OPERATING ACTIVITIES
  Net earnings..............................................     15,294        36,774
  Adjustments for:
     Amortization (Notes 4 and 5)...........................     60,518        18,234
     Accretion on convertible debentures due to related
      party (Note 9)........................................      5,457           908
     Future income taxes....................................     14,247        14,473
     Net benefit plans expense (Note 6).....................      2,233         1,900
  Net change in non-cash working capital items (Note 12)....     15,556       104,433
                                                               --------      --------
                                                                113,305       176,722
                                                               --------      --------
INVESTING ACTIVITIES
  Capital expenditures......................................   (208,259)     (154,920)
                                                               --------      --------
FINANCING ACTIVITIES
  Issuance of convertible debentures due to related party...     33,859        30,963
  Issuance of common shares (Note 11).......................     47,241         4,928
  Payment of capital leases.................................    (10,249)           --
                                                               --------      --------
                                                                 70,851        35,891
                                                               --------      --------
Net (decrease) increase in cash and cash equivalents........    (24,103)       57,693
Cash and cash equivalents, beginning of year................     57,693            --
                                                               --------      --------
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 12)............     33,590        57,693
                                                               ========      ========

    The accompanying notes are an integral part of the financial statements.

                                  CERTEN INC.

         NOTES TO THE FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2002
 (ALL TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT WHERE OTHERWISE NOTED)

1.  DESCRIPTION OF THE BUSINESS

     On September 28, 2000, 3814840 Canada Inc. was incorporated under the Canada Business Corporations Act and was renamed on January 22, 2001, Certen Inc. ("Certen" or the "Company"). On January 26, 2001, Certen commenced its operations. The Company's shareholders consist of Bell Canada and Solect Technology Group Inc. (subsequently renamed Amdocs Canada Inc. ("Amdocs").

     Effective January 26, 2001, Bell Canada transferred to Certen, at book value, which approximates fair value of $50 million of capital assets in return for a $45 million promissory note due to related party and 50,000 common shares of the Company for a total value of $5 million. Additionally, on the same date, Certen issued to Amdocs a $3.5 million, 6% convertible debenture, maturing on January 26, 2008 and 5,617 common shares for a total value of $561,735. At December 31, 2002, Bell Canada and Amdocs hold an 89.9% and 10.1% interest, respectively in Certen.

     Certen provides billing solutions to its primary customer and controlling shareholder, Bell Canada.

2.  SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative figures have been reclassified to conform to the current year presentation. The significant differences relevant to the Company between Canadian and United States GAAP are described and reconciled in Note 16. All amounts are in Canadian dollars unless otherwise indicated.

     For the period ended December 31, 2001, the statements of operations and retained earnings and cash flows cover the period of January 26, 2001 to December 31, 2001.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As a result of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

  REVENUE RECOGNITION

     The Company recognizes revenues as services are rendered to its customers.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consists primarily of cash and temporary investments having an initial maturity of three months or less.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost less accumulated amortization where applicable. Assets under development are not amortized until put into service. Amortization of property, plant and

                                  CERTEN INC.

equipment is computed using the straight-line method, with rates based on the estimated useful lives of the assets as follows:

Computer hardware...........................................         5 years
Furniture and fixtures......................................        12 years
Leasehold improvements......................................   Term of lease

  INTANGIBLE ASSETS

     Finite life intangible assets consisting of software and licenses are carried at cost less accumulated amortization where applicable. Internal use software and related licenses under development are not amortized until placed into production. Amortization of software and licenses is computed using the straight line method over the estimated useful life of the assets of three to five years.

  LEASES

     Assets recorded under capital leases are amortized on a straight-line basis over the economic life of the asset or based on the lease term, as appropriate. Obligations recorded under capital leases are reduced by rental payments net of imputed interest.

  TRANSLATION OF FOREIGN CURRENCIES

     Monetary assets and liabilities are translated at the rates in effect at the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. Translation exchange gains and losses on monetary assets and liabilities are reflected in net earnings for the year.

  EMPLOYEE BENEFIT PLANS

     Certen maintains non-contributory defined benefit plans that provide for pensions for substantially all its employees based on length of service and rate of pay. Additionally, the Company provides other retirement benefits such as certain health care and life insurance benefits on retirement and various disability plans, workers' compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependants, after employment but before retirement, under specified circumstances.

     Certen accrues its obligations under employee benefit plans and the related costs net of plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management's best estimate of expected plan investments performance, salary escalation, retirement ages of employees and expected health care costs.

     The fair value of employee benefit plans assets is based on market values. The plan assets are valued at market-related value for the purpose of calculating the expected return on plan assets. Past service costs, which may arise from plan amendments, are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market value of plan assets is amortized over the average remaining service period of active employees. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement. A valuation will be performed every three years to determine the actuarial present value of the accrued pension and other retirement benefits.

                                  CERTEN INC.

  INCOME TAXES

     Certen uses the liability method of accounting for income taxes. Future income taxes relate to the expected future tax consequences of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Future tax assets are recognized only to the extent that, it is more likely than not that the future tax asset will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

3.  RESTRUCTURING CHARGE

     During 2002, Certen recorded a pre-tax restructuring charge of $721,000, as a result of a decision to streamline management, clerical and other support functions. The restructuring charge related mainly to employee severance and other directly related employee costs for approximately 20 employees. This restructuring program was substantially completed by December 31, 2002. The remaining unpaid balance of this restructuring provision as at December 31, 2002 amounted to approximately $459,000.

     As a result of this restructuring, Certen recognized a gain on the settlement of the Company's retirement benefit plans obligation of $2,769,000 as well as previously unrecognized net actuarial losses of $1,670,000 on the transfer of approximately 110 employees to Bell Canada. These amounts have been reflected in the net benefit plans expense (Note 6).

4.  PROPERTY, PLANT AND EQUIPMENT

                                                  2002                             2001
                                     ------------------------------   ------------------------------
                                                              NET                              NET
                                              ACCUMULATED     BOOK             ACCUMULATED     BOOK
                                      COST    AMORTIZATION   VALUE     COST    AMORTIZATION   VALUE
                                     ------   ------------   ------   ------   ------------   ------
                                       $           $           $        $           $           $
Computer hardware..................  11,810       7,348       4,462   11,389      3,480        7,909
Furniture and fixtures.............   2,301         337       1,964    2,031        147        1,884
Leasehold improvements.............     990         523         467      535         38          497
Computer hardware under capital
  leases...........................  47,399       5,824      41,575   26,579         47       26,532
Assets under development...........   1,026          --       1,026       --         --           --
                                     ------      ------      ------   ------      -----       ------
                                     63,526      14,032      49,494   40,534      3,712       36,822
                                     ======      ======      ======   ======      =====       ======

     The amortization expense for property, plant and equipment for 2002 amounts to $12,394,000 ($3,712,000 in 2001) of which $5,777,000 ($47,000 in 2001)
relates to computer hardware under capital leases.

5.  INTANGIBLE ASSETS

                                               2002                                2001
                                 ---------------------------------   ---------------------------------
                                           ACCUMULATED    NET BOOK             ACCUMULATED    NET BOOK
                                  COST     AMORTIZATION    VALUE      COST     AMORTIZATION    VALUE
                                 -------   ------------   --------   -------   ------------   --------
                                    $           $            $          $           $            $
Software and licenses..........  159,696      53,854      105,842    101,930      14,522       87,408
Software and licenses under
  capital leases...............   29,127       7,064       22,063     19,902          --       19,902
Assets under development.......  237,481          --      237,481     89,035          --       89,035
                                 -------      ------      -------    -------      ------      -------
                                 426,304      60,918      365,386    210,867      14,522      196,345
                                 =======      ======      =======    =======      ======      =======

                                  CERTEN INC.

     The amortization expense for intangible assets for 2002 amounts to $48,124,000 ($14,522,000 in 2001) of which $7,064,000 (nil in 2001) relates to software and licenses under capital leases. During 2002, $215,437,000 ($210,867,000 in 2001) intangible assets were acquired.

6.  EMPLOYEE BENEFIT PLANS

     Certen maintains non-contributory defined benefit plans that provide for pension, other retirement and post employment benefits for substantially all its employees based on length of service and rate of pay. The Company's funding policy is to make contributions to its pension fund based on actuarial methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds, debentures and secured mortgages.

     Effective April 1, 2001, Bell Canada transferred approximately 700 employees to Certen. Accordingly, on April 1, 2001 Certen recorded, at fair value, an accrued benefit asset of $9 million with respect to its pension benefits and an accrued benefit liability of $10 million relating to other employee benefits. The $1 million related party adjustment difference was recorded as reduction of retained earnings.

     The benefit obligations, the fair value of assets and the funded status of the defined benefit plans at December 31 were as follows:

                                                  PENSION BENEFITS    OTHER BENEFITS
                                                  ----------------   -----------------
                                                   2002      2001     2002      2001
                                                  -------   ------   -------   -------
                                                     $        $         $         $
Fair value of plan assets.......................   48,700   69,921        --        --
Benefit obligation..............................   60,061   67,464    10,413    11,813
                                                  -------   ------   -------   -------
Funded status-plan (deficit) surplus............  (11,361)   2,457   (10,413)  (11,813)
Unamortized net actuarial loss..................   15,933    5,543       708       913
                                                  -------   ------   -------   -------
ACCRUED BENEFIT ASSET (LIABILITY)...............    4,572    8,000    (9,705)  (10,900)
                                                  =======   ======   =======   =======

     The net benefit plans expense for 2002, related to pension benefits, amounted to $3,428,000 ($1,000,000 in 2001); whereas, other benefits reflected a credit of $1,195,000 ($900,000 expense in 2001).

     The plans assets are held in units of the BCE Master Trust Fund.

     The significant assumptions adopted in measuring Certen's pension and other benefit obligations were as follows:

                                                              2002   2001
                                                              ----   ----
                                                               %      %
Discount rate...............................................  6.50   6.50
Expected long-term rate of return on plan assets............  8.30   8.75
Rate of compensation increase...............................  3.50   3.50

     For measurement purposes, a 4.5% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for 2002, except for the cost of medication, which was assumed to increase at a 10.5% annual rate for 2002. This rate was assumed to gradually decline to 4.5% by 2008 and remain stable thereafter.

7.  PROMISSORY NOTE DUE TO RELATED PARTY

     The promissory note due to related party was non-interest bearing and payable on demand to Bell Canada. On January 29, 2002, Certen opted to repay the promissory note through the issuance of 61,334 common shares of the Company at an issuance price of $100 per share.

                                  CERTEN INC.

8.  OBLIGATION UNDER CAPITAL LEASES

     In 2002 and 2001, Certen entered into sale-leaseback transactions for the acquisition of hardware and software. The capital leases bear interest rates of 11.7% and 5.5%, respectively, per annum and are payable in monthly installments, maturing in 2005.

     In 2002, included in other long-term liabilities is a deferred gain of $3,802,000 recorded on the sale and subsequent leaseback of the assets which will be amortized over the three-year term of the lease.

     Repayment of the capital leases over the next five years is as follows:

                                                                 $
                                                               ------
2003........................................................   37,541
2004........................................................   24,270
2005........................................................    9,712
2006........................................................       --
2007........................................................       --
                                                               ------
Total minimum payments under capital leases.................   71,523
Less: amount representing interest..........................    5,122
                                                               ------
Net minimum payments under capital leases...................   66,401
                                                               ======
Current portion.............................................   34,491
Long-term portion...........................................   31,910
                                                               ------
                                                               66,401
                                                               ======

9.  CONVERTIBLE DEBENTURES DUE TO RELATED PARTY

     The convertible debentures bear a compounded annual interest rate of 6% and mature on January 26, 2008. However, if Bell Canada extends the terms of the Master Outsourcing Agreement beyond seven years, then the maturity date will be extended accordingly. Amdocs has the option to convert the debentures into common shares of the Company at any time following 30 months from the issuance date. Each $100 of principal is convertible into one common share of the Company.

     During 2002 and 2001, Certen issued to Amdocs convertible debentures in the amounts of $33,859,000 and $30,963,000, respectively, for a total balance outstanding at December 31, 2002 of $64,822,000. The conversion option associated with the convertible debentures was separated and presented as a separate component of shareholders' equity. The accretion of the convertible debentures is equal to the value of the conversion option, and is charged to earnings over the term of the convertible debentures.

10.  FINANCIAL INSTRUMENTS

  CREDIT RISK

     Certen is exposed to a concentration of credit risk given that the Company's primary customer is Bell Canada and affiliates.

  CURRENCY EXPOSURES

     Certen is exposed to currency risk on its trade accounts payable. At December 31, 2002, an amount of US$49,254,000 (CDN$77,110,000) (US$19,281,000
(CDN$30,608,000) in 2001) is included in accounts payable and accrued liabilities.

                                  CERTEN INC.

  INTEREST RATE EXPOSURES

     The Company is exposed to interest rate risk arising from fluctuations in interest rates, specifically on its long-term debt at fixed interest rates.

  FAIR VALUE

     At December 31, 2002 and 2001, the carrying value of the cash and cash equivalents, accounts receivable, other current receivables, prepaid expenses, bank indebtedness, promissory note due to related party, accounts payable and accrued liabilities, income and other taxes payable, and other current liabilities approximate fair value due to the short-term maturity of these financial instruments. The fair value of the obligation under capital leases also approximates its carrying value. The fair value of the Company's convertible debentures due to related party is based on estimates using present value techniques, which is significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates which reflect varying degree of risk. At December 31, 2002 the estimated fair value of the convertible debentures due to related party was approximately $27 million ($12 million at December 31, 2001). Due to the use of subjective judgment and uncertainties, the fair value amount should not be interpreted as being payable in an immediate settlement of the instrument.

11.  COMMON SHARES

     An unlimited number of common shares are authorized with no par value.

                                                      2002                  2001
                                               -------------------   -------------------
                                               NUMBER OF   STATED    NUMBER OF   STATED
AT DECEMBER 31                                  SHARES     CAPITAL    SHARES     CAPITAL
--------------                                 ---------   -------   ---------   -------
                                                              $                     $
Outstanding, beginning of year...............    487,949    48,795         --        --
  Shares issued for cash consideration.......    472,408    47,241     49,283     4,928
  Shares to repay promissory note due to
     related party...........................     61,334     6,133    438,666    43,867
                                               ---------   -------    -------    ------
Outstanding, end of year.....................  1,021,691   102,169    487,949    48,795
                                               =========   =======    =======    ======

12.  SUPPLEMENTAL CASH FLOW INFORMATION

     The following are the components of cash and cash equivalents at December
31:

                                                               2002     2001
                                                              ------   ------
                                                                $        $
Cash........................................................  33,590   59,500
Bank indebtedness...........................................      --   (1,807)
                                                              ------   ------
Cash and cash equivalents...................................  33,590   57,693
                                                              ======   ======

                                  CERTEN INC.

  WORKING CAPITAL COMPONENTS:

     Net change in non-cash working capital items for the periods ended December 31 are as follows:

                                                                 2002          2001
                                                              -----------   -----------
                                                              (12 MONTHS)   (11 MONTHS)
                                                                   $             $
Accounts receivable.........................................     15,837       (20,858)
Other current receivables...................................     44,336       (48,695)
Prepaid expenses............................................       (420)           --
Accounts payable and accrued liabilities....................    (45,360)      162,646
Income and other taxes payable..............................        889        11,217
Other.......................................................        274           123
                                                                -------       -------
                                                                 15,556       104,433
                                                                =======       =======

12.  SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)

     The non-cash operating, investing and financing activities, which are excluded from the statement of cash flows for the periods ended December 31 were as follows:

                                                                 2002          2001
                                                              -----------   -----------
                                                              (12 MONTHS)   (11 MONTHS)
                                                                   $             $
OPERATING ACTIVITIES
  Transfer of accrued benefit liability.....................         --        10,000
  Transfer of accrued benefit assets........................         --        (9,000)
  Excess of accrued benefit liability over accrued benefit
     assets.................................................         --        (1,000)
                                                                -------       -------
                                                                     --            --
                                                                -------       -------
INVESTING ACTIVITIES
  Purchase of assets under capital leases...................    (30,170)      (46,480)
  Acquisition of capital assets through the issuance of a
     promissory note due to related party and common
     shares.................................................         --       (50,000)
                                                                -------       -------
                                                                (30,170)      (96,480)
                                                                -------       -------
FINANCING ACTIVITIES
  Obligation under capital leases...........................     30,170        46,480
  Issuance of common shares in acquisition of capital
     assets.................................................         --         5,000
  Issuance of promissory note due to related party in
     acquisition of capital assets..........................         --        45,000
  Promissory note due to related party repaid by issuance of
     common shares..........................................     (6,133)      (38,867)
  Issuance of common shares to repay promissory note due to
     related party..........................................      6,133        38,867
  Separation of option from convertible debentures due to
     related party..........................................    (19,301)      (18,659)
  Option on convertible debentures due to related party.....     19,301        18,659
                                                                -------       -------
                                                                 30,170        96,480
                                                                =======       =======

                                  CERTEN INC.

     Interest paid and income tax paid for the periods ended December 31:

                                                                 2002          2001
                                                              -----------   -----------
                                                              (12 MONTHS)   (11 MONTHS)
                                                                   $             $
Interest paid...............................................     2,658           --
Income taxes paid...........................................     3,072           --
                                                                 =====         ====

13. RELATED PARTY TRANSACTIONS

     In the normal course of business, the Company engaged in the following transactions with related parties and such transactions were measured at exchange value:

                                                       2002                        2001
                                             -------------------------   -------------------------
                                                    (12 MONTHS)                 (11 MONTHS)
                                             BELL CANADA,     AMDOCS     BELL CANADA,     AMDOCS
                                               BCE AND         AND         BCE AND         AND
                                              AFFILIATES    AFFILIATES    AFFILIATES    AFFILIATES
                                             ------------   ----------   ------------   ----------
                                                  $             $             $             $
REVENUE
  Sale of goods and services...............    436,380            --       364,505            --
COST OF SERVICES, SELLING AND
  ADMINISTRATIVE
  Purchase of goods and services...........    113,104        51,701       106,621        25,887
  Rent.....................................      6,766            --         5,309            --
INTEREST EXPENSE...........................         --         3,418            --           583
ACCRETION ON CONVERTIBLE DEBENTURES........         --         5,457            --           908
OTHER EXPENSE
  Interest income..........................        970            --           995            --
  Management fee...........................      3,453            --           583            --
  Lease guarantee..........................        384            --            --            --

     The balance sheet includes the following balances with related parties at December 31:

                                                       2002                        2001
                                             -------------------------   -------------------------
                                                    (12 MONTHS)                 (11 MONTHS)
                                             BELL CANADA,     AMDOCS     BELL CANADA,     AMDOCS
                                               BCE AND         AND         BCE AND         AND
                                              AFFILIATES    AFFILIATES    AFFILIATES    AFFILIATES
                                             ------------   ----------   ------------   ----------
                                                  $             $             $             $
Cash.......................................      7,500            --        59,500            --
Accounts receivable........................      4,830            --        20,776            --
Accounts payable and accrued liabilities...     21,507        78,436        92,247        30,658
Promissory note............................         --            --         6,133            --
Other liabilities..........................        229            --            --            --
Convertible debentures.....................         --        33,227            --        13,212
Option on convertible debentures...........         --        37,960            --        18,659

     The following purchases of goods and services were capitalized for the years ended December 31:

                                                      2002                        2001
                                            -------------------------   -------------------------
                                                   (12 MONTHS)                 (11 MONTHS)
                                            BELL CANADA,     AMDOCS     BELL CANADA,     AMDOCS
                                              BCE AND         AND         BCE AND         AND
                                             AFFILIATES    AFFILIATES    AFFILIATES    AFFILIATES
                                            ------------   ----------   ------------   ----------
                                                 $             $             $             $
Capitalized goods and services............     28,027       153,827        17,234       100,879

                                  CERTEN INC.

14.  ECONOMIC DEPENDENCE

     Substantially all of Certen's revenue is generated from services rendered to Bell Canada and affiliates. The Master Outsourcing Services Agreement sets out the services to be provided to Bell Canada and extends to January 26, 2008, at which time the agreement may be extended. However, Bell Canada may terminate the agreement with one year's prior written notice to Certen and Bell Canada will incur a termination charge.

15.  COMMITMENTS AND CONTINGENCIES

  COMMITMENTS

     At December 31, 2002, the minimum payments under operating leases, primarily consisting of rental payments, were as follows:

                                                                $
                                                              -----
2003........................................................  8,072
2004........................................................  7,952
2005........................................................  7,512
2006........................................................  7,408
2007........................................................     --

     Additionally, in 2003, Certen has contractual obligations to acquire intellectual property totaling US$7,000,000 and site licenses and services in the amount of US$58,545,000 from Amdocs. Certen also has contractual obligations in 2003 to acquire various services from other non-related parties totaling $7,683,000.

     In the event Certen terminates for convenience the BCH Modernization program, the following amount in US dollars will become due to Amdocs according to the year in which the termination would occur:

                                                               US$
                                                              ------
2003........................................................  60,000
2004........................................................  50,000
2005........................................................  40,000
2006........................................................  30,000

  CONTINGENCIES

     In the normal course of operations, Certen has become involved in a claim. As the outcome of the claim and the estimated amount of the loss, if any, cannot be determined at this time, management has not made a provision for any potential eventual loss.

                                  CERTEN INC.

16. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO UNITED STATES GAAP

     The significant differences between Canadian and United States GAAP affecting Certen's net earnings and shareholders' equity are detailed as follows:

  RECONCILIATION OF NET EARNINGS:

                                                                 2002          2001
                                                              -----------   -----------
                                                              (12 MONTHS)   (11 MONTHS)
                                                                   $             $
CANADIAN GAAP -- NET EARNINGS...............................    15,294        36,774
Adjustments:
  Accretion of convertible debentures due to related
     party(a)...............................................     5,457           908
  Capitalization of training costs(b).......................    (3,243)           --
  Capitalization of interest(c).............................     2,609            79
                                                                ------        ------
UNITED STATES GAAP -- NET EARNINGS..........................    20,117        37,761
                                                                ======        ======

  RECONCILIATION OF SHAREHOLDERS' EQUITY:

                                                               2002      2001
                                                              -------   -------
                                                                 $         $
CANADIAN GAAP -- SHAREHOLDERS' EQUITY.......................  191,197   103,228
Adjustments:
  Accretion on convertible debentures due to related
     party(a)...............................................    6,365       908
  Option on convertible debentures due to related
     party(a)...............................................  (37,960)  (18,659)
  Capitalization of training costs(b).......................   (3,243)       --
  Capitalization of interest(c).............................    2,688        79
                                                              -------   -------
UNITED STATES GAAP -- SHAREHOLDERS' EQUITY..................  159,047    85,556
                                                              =======   =======

---------------

(a) Accretion on convertible debentures due to related party
     Under Canadian GAAP the issuer of financial instruments that contain both a liability and an equity component must separate and classify the instruments according to their nature. Under United States GAAP, the issuer is not required to separate such financial instruments. Consequently, the accretion on convertible debentures due to related party is added back to United States GAAP net earnings.

(b) Capitalization of training costs
     Under Canadian GAAP, training costs incurred in the development of internal-use software is capitalized. Under United States GAAP, these costs are expensed as incurred.

(c) Capitalization of interest expense
     Under United States GAAP interest expense related to internally developed capital assets must be capitalized. Canadian GAAP makes no such requirements and therefore, Certen has expensed all interest costs.

17.  SUBSEQUENT EVENTS

     On July 1, 2003, 126 employees transferred from the Company to Bell Canada. Management is currently assessing the impact of such a transfer on the accrued benefit asset and accrued benefit liability.

     On July 2, 2003, Amdocs Limited announced the completion of its acquisition of Bell Canada's ownership interest in Certen (subsequently renamed Amdocs Canadian Managed Services Inc.). As part of this transaction, Certen will extend the terms of its billing operations outsourcing agreement with Bell

                                  CERTEN INC.

Canada by three years to December 2010 as per the Further Amended and Restated Master Outsourcing Services Agreement (FARMOSA).

     Under the terms of the FARMOSA, Certen must maintain minimum service level standards.

                                  CERTEN INC.

 STATEMENT OF OPERATIONS AND RETAINED EARNINGS SIX-MONTH PERIOD ENDED JUNE 30,
                                      2003
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                   $
                                                              -----------
                                                              (UNAUDITED)
REVENUE
  Billing services..........................................    215,881
  Professional services.....................................     11,799
                                                                -------
                                                                227,680
Cost of services, selling and administrative expenses.......    169,270
Net benefit plans expense...................................      2,139
                                                                -------
Operating earnings before undernoted........................     56,271
Amortization................................................     56,453
Restructuring charge........................................         80
                                                                -------
Operating loss..............................................       (262)
Interest expense-long-term debt.............................      3,615
Accretion on convertible debentures due to related party....      3,054
Other income................................................     (1,414)
                                                                -------
Loss before income taxes....................................     (5,517)
                                                                -------
Income taxes
  Current...................................................         --
  Future....................................................       (691)
                                                                -------
                                                                   (691)
                                                                -------
NET LOSS....................................................     (6,208)
Retained earnings, beginning of period......................     51,068
                                                                -------
RETAINED EARNINGS, END OF PERIOD............................     44,860
                                                                =======

                                  CERTEN INC.

                       BALANCE SHEET AS AT JUNE 30, 2003
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                   $
                                                              -----------
                                                              (UNAUDITED)
                                 ASSETS
Current assets
  Cash......................................................     34,358
  Accounts receivable.......................................      4,891
  Other current receivables.................................     24,292
  Prepaid expense...........................................      7,471
                                                                -------
                                                                 71,012
Property, plant and equipment...............................     53,495
Intangible assets...........................................    384,277
Future income taxes.........................................     10,082
Accrued benefit asset.......................................      3,046
                                                                -------
                                                                521,912
                                                                =======
                               LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities..................    155,110
  Income and other taxes payable............................      8,241
  Current portion of loan payable...........................      2,976
  Current portion of obligation under capital leases........     27,740
  Other current liabilities.................................      4,920
                                                                -------
                                                                198,987
Convertible debentures due to related party.................     36,281
Loan payable................................................      1,529
Obligation under capital leases.............................     25,179
Future income taxes.........................................     39,493
Accrued benefit liability...................................     10,318
Other long-term liabilities.................................     25,136
                                                                -------
                                                                336,923
                                                                -------
Commitments and contingencies

SHAREHOLDERS' EQUITY
  Option on convertible debentures due to related party.....     37,960
  Common shares.............................................    102,169
  Retained earnings.........................................     44,860
                                                                -------
                                                                184,989
                                                                -------
                                                                521,912
                                                                =======

                                  CERTEN INC.

          STATEMENT OF CASH FLOWS SIX-MONTH PERIOD ENDED JUNE 30, 2003
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                    $
                                                               -----------
                                                               (UNAUDITED)
OPERATING ACTIVITIES
  Net loss..................................................      (6,208)
  Adjustments for:
     Amortization...........................................      56,453
     Accretion on convertible debentures due to related
      party.................................................       3,054
     Gain from sale of property, plant and equipment........         (11)
     Future income taxes....................................         691
     Net benefit plans expense..............................       2,139
  Net change in non-cash working capital items..............      47,987
                                                                 -------
                                                                 104,105
                                                                 -------
INVESTING ACTIVITIES
  Capital expenditures......................................     (79,311)
  Proceeds from disposal of property, plant and equipment...         332
                                                                 -------
                                                                 (78,979)
                                                                 -------
FINANCING ACTIVITIES
  Repayment of capital leases...............................     (24,358)
                                                                 -------
Net increase in cash and cash equivalents...................         768
Cash and cash equivalents, beginning of period..............      33,590
                                                                 -------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................      34,358
                                                                 =======