Form 20-F/A
period 2003-09-30
AMDOCS LTD
filed 2004-09-21
CIK 1062579

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                          ---------------------------

                                  FORM 20-F/A
                                AMENDMENT NO. 1

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

     Indicate by check mark which financial statement item the registrant has selected to follow.
                     Item 17 [ ]               Item 18 [X]

                                EXPLANATORY NOTE

     THIS ANNUAL REPORT ON FORM 20-F/A IS BEING FILED AS AMENDMENT NO. 1 TO THE ANNUAL REPORT ON FORM 20-F OF AMDOCS LIMITED (THE "COMPANY") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON DECEMBER 24, 2003, FOR THE PURPOSE OF AMENDING THE FOLLOWING ITEMS: ITEMS 3, 4, 5, 6, 7, 8, 11, 18 AND 19.

                                 AMDOCS LIMITED
                            ------------------------

                                   FORM 20-F

           ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003
                            ------------------------

                                     INDEX

                                   PART I

Item 3.    Key Information.............................................    3
Item 4.    Information on the Company..................................   15
Item 5.    Operating and Financial Review and Prospects................   27
Item 6.    Directors, Senior Management and Employees..................   47
Item 7.    Major Shareholders and Related Party Transactions...........   55
Item 8.    Financial Information.......................................   56
Item 11.   Quantitative and Qualitative Disclosure about Market Risk...   57

                                  PART III

Item 18.   Financial Statements........................................   58
Item 19.   Exhibits....................................................   59

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

(4) In May 2001, we issued $500,000 aggregate principal amount of our 2% Convertible Notes dues June 1, 2008 (the "2% Notes"). On July 23, 2002, our Board of Directors authorized us to repurchase 2% Notes in such amounts, at such prices and at such times considered appropriate. During the fourth quarter of fiscal 2003, we repurchased $44,600 aggregate principal amount of 2% Notes, at an average price of 99% of the principal amount. During fiscal 2002, we repurchased $54,946 aggregate principal amount of 2% Notes, at an average price of 89% of the principal amount. In fiscal 2003 and 2002, we recorded gains of $448 and $6,012, respectively, relating to the repurchases of the 2% Notes. As of September 30, 2003, $400,454 aggregate principal amount of 2% Notes was outstanding. As of that date, the aggregate principal amount of 2% Notes outstanding is presented as a current liability, due to the holders' option to require us to repurchase the 2% Notes on June 1, 2004.

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

RISK FACTORS

  WE ARE EXPOSED TO GENERAL GLOBAL ECONOMIC AND MARKET CONDITIONS, PARTICULARLY THOSE IMPACTING THE COMMUNICATIONS INDUSTRY.

     Developments in the communications industry, such as the impact of general global economic conditions, continued industry consolidation, the formation of alliances among network operators and service providers, and changes in the regulatory environment have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced the high growth rates that the communications industry had previously experienced, and have caused the market value, financial results and prospects, and capital spending levels of many communications companies to decline or degrade. In recent years, the communications industry has experienced significant financial pressures that have caused many in the industry to cut expenses and limit investment in capital intensive projects and have led to numerous restructurings and bankruptcies.

     The need for communications providers to control operating expenses and capital investment budgets has resulted in slowed customer buying decisions, as well as price pressures. Due to adverse conditions in the business environment for communications companies, our revenues declined in the second half of fiscal 2002 and continued to decline in the first quarter of fiscal 2003. As a result, we undertook restructuring programs in fiscal 2002 and fiscal 2003 to reduce costs. Adverse market conditions could continue to have a negative impact on our business by reducing the number of new contracts we are able to sign and the size of initial spending commitments, as well as decreasing the level of discretionary spending under contracts with existing customers. In addition, a further slowdown in the buying decisions of communications providers could extend our sales cycle period and limit our ability to forecast our flow of new contracts.

  IF WE FAIL TO ADAPT TO CHANGING MARKET CONDITIONS AND CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS, OUR BUSINESS COULD BE HARMED.

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

  IF WE DO NOT CONTINUALLY ENHANCE OUR PRODUCTS AND SERVICE OFFERINGS, WE MAY HAVE DIFFICULTY RETAINING EXISTING CUSTOMERS AND ATTRACTING NEW CUSTOMERS.

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

  OUR BUSINESS IS DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT CUSTOMERS, AND THE LOSS OF ANY ONE OF OUR SIGNIFICANT CUSTOMERS COULD HARM OUR RESULTS OF OPERATIONS.

     Our business is dependent on a limited number of significant customers. Our three largest groups of customers are comprised of Bell, Canada Nextel Communications ("Nextel"), and SBC Communications Inc. ("SBC") and certain of their subsidiaries, each of which accounted for more than 10% of our revenue in fiscal 2003. Aggregate revenue derived from the multiple business arrangements we have with our five largest customer groups accounted for approximately 55% of our revenue in fiscal 2003. SBC has historically been one of our largest shareholders, and, as of November 28, 2003, it beneficially owned approximately 9.4% of our outstanding ordinary shares. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition.

     Although we have received a substantial portion of our revenue from recurring business with established customers, most of our major customers do not have any obligation to purchase additional products or services from us and generally have already acquired fully paid licenses to their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements or services in amounts similar to previous years or may delay implementation of committed projects, each of which could reduce our revenues and profits.

  OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS AND TO MEET THEIR EXPECTATIONS IN PROVIDING PRODUCTS AND PERFORMING SERVICES.

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

  THE SKILLED AND HIGHLY QUALIFIED EMPLOYEES THAT WE NEED TO DEVELOP, IMPLEMENT AND MODIFY OUR SOLUTIONS MAY BE DIFFICULT TO HIRE AND RETAIN, AND IF WE ARE UNABLE TO HIRE AND RETAIN SUCH PERSONNEL, WE COULD FACE INCREASED COSTS TO RETAIN OUR SKILLED EMPLOYEES.

     Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees. Although we made reductions in our workforce in fiscal 2002 and in the first quarter of fiscal 2003, we continually need to hire sales, support, technical and other personnel. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, if we were to obtain several new customers or implement several new large-scale projects in a short period of time, we may need to attract and train additional employees at a rapid rate. We may face difficulties identifying and hiring qualified personnel. Our inability to hire and retain the appropriate personnel could increase our costs of retaining skilled employees and make it difficult for us to manage our operations, to meet our commitments and to compete for new customer contracts.

     Our success will also depend, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel. The loss of the services of all or some of these executives could harm our operations and impair our efforts to expand our business.

  OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE, AND A DECLINE IN REVENUE IN ANY QUARTER COULD RESULT IN LOWER PROFITABILITY FOR THAT QUARTER AND FLUCTUATIONS IN THE MARKET PRICE OF OUR ORDINARY SHARES.

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

     We believe that the placement of customer orders may be concentrated in specific quarterly periods due to the time requirements and budgetary constraints of our customers. Although we recognize revenue as projects progress, progress may vary significantly from project to project, and we believe that variations in quarterly revenue are sometimes attributable to the timing of initial order placements. Due to the relatively fixed nature of certain of our costs, a decline of revenue in any quarter could result in lower profitability for that quarter. In addition, fluctuations in our quarterly operating results could cause significant fluctuations in the market price of our ordinary shares.

  OUR REVENUE, EARNINGS AND PROFITABILITY ARE IMPACTED BY THE LENGTH OF OUR SALES CYCLE, AND A LONGER SALES CYCLE COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products typically also requires coordination and agreement across many departments within a potential customer's organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. Beginning in the second half of fiscal 2002, buying decisions of communications providers were often delayed due to adverse conditions in the business environment, and our sales cycle period lengthened as a result. The lengthening of our sales cycle could reduce growth in our revenue in the future. In addition, the lengthening of our sales cycle contributes to an increased cost of sales, thereby reducing our profitability.

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

  OUR INTERNATIONAL PRESENCE EXPOSES US TO RISKS ASSOCIATED WITH VARIED AND CHANGING POLITICAL, CULTURAL AND ECONOMIC CONDITIONS WORLDWIDE.

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

  POLITICAL AND ECONOMIC CONDITIONS IN THE MIDDLE EAST MAY ADVERSELY AFFECT OUR BUSINESS AND OUR DEVELOPMENT FACILITY IN CYPRUS MAY BE ADVERSELY AFFECTED BY POLITICAL CONDITIONS IN THAT COUNTRY.

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

     In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Although Cyprus recently joined the European Union, intensive discussions facilitated by the United Nations, the European Union and the United States have not resulted in an agreed-upon plan of reunification for Cyprus. Any major hostilities between Cyprus and Turkey or the failure of the parties to finalize a peaceful resolution may have a material adverse effect on our development facility in Cyprus.

  OUR INTERNATIONAL OPERATIONS EXPOSE US TO RISKS ASSOCIATED WITH FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     Although approximately half of our employees are located in Israel and we have operations throughout the world, the majority of our revenues and costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our operating costs is incurred outside the United States in other currencies. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations outside of the United States, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in a particular country is not offset (or is offset with a time delay) by a devaluation of the local currency in relation to the dollar. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

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

  IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY FROM MISAPPROPRIATION, OUR BUSINESS MAY BE HARMED.

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

 THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE.

     There can be no assurance that our effective tax rate of 25% for the year ended September 30, 2003 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

     For example, the government of Cyprus has issued a permit to our Cypriot subsidiary pursuant to which its activities are deemed to be offshore activities for Cypriot tax purposes, resulting in an effective tax rate in Cyprus of 4.25%. Our Irish subsidiary entered into an agreement with the Irish Industrial Development Agency by which it qualified for certain job creation grants and, consequently, certain of its activities were deemed to be manufacturing activities for Irish tax purposes, resulting in a corporation tax rate of 10% until December 31, 2002 with respect to such manufacturing activities. Beginning January 1, 2003, our Irish subsidiary became subject to a single corporation tax rate of 12.5%. Israeli companies are generally subject to a company tax of 36% of taxable income, however, certain production and development facilities of our Israeli subsidiary have been granted a status that allows for taxation at a rate of 25% or lower. The status by which these facilities enjoy reduced taxation is subject to certain time limitations.

     If we fail to meet the conditions upon which certain favorable tax treatment area based, we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

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

     Beginning in June 2002, a number of complaints were filed by holders of our ordinary shares against us and certain of our officers and directors in the United States District Court for the Eastern District of Missouri and the Southern District of New York. The cases were transferred to and consolidated in the Eastern District of Missouri. The consolidated amended complaint filed in the action alleged that we and the individual defendants had made false or misleading statements about our business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. On December 1, 2003, the court issued an order granting our motion to dismiss the securities class action lawsuits and directing that judgment be entered in favor of the defendants. On December 29, 2003, the lead plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit from the final judgment entered on December 1, 2003. The litigation has been, and, if the plaintiffs pursue an appeal, may continue to be, time-consuming and costly and could divert the attention of our management personnel. These lawsuits or any future lawsuits filed against us could harm our business.

     In addition, we have been informed that the Midwest Regional Office of the United States Securities and Exchange Commission (the "SEC") is conducting a private investigation into the events leading up to our announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, our forecasting beginning with our April 23, 2002 press release. Although we believe that we will be able to satisfy any concerns the SEC staff may have in this regard, we are unable to predict the duration, scope or outcome of the investigation. We are cooperating fully with the SEC staff. At a minimum, this investigation may divert the attention of our management and other resources that would otherwise be engaged in operating our business.

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

 IT MAY BE DIFFICULT FOR OUR SHAREHOLDERS TO ENFORCE ANY JUDGMENT OBTAINED IN THE UNITED STATES AGAINST US OR OUR AFFILIATES.

     We are incorporated under the laws of the Island of Guernsey and several of our directors and executive officers are not residents of the United States. A significant portion of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process upon us within the United States or upon such persons outside their jurisdiction of residence. Also, we have been advised that there is doubt as to the enforceability in Guernsey of judgments of the U.S. courts of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

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

     Since the inception of our business in 1982, we have concentrated on providing software products and services to major communications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of leading communications providers. Our customer base includes major North American, European and other communications companies, including major wireline companies and wireless companies.

 INDUSTRY BACKGROUND

     Communications Industry

     It is our view that, for close to 20 years, competition in the global communications industry has increased as a result of deregulation and the development of new service technologies. Competition in the U.S. market began to increase in 1984 when AT&T was required to divest its local telephone operations and many new operators began to enter the long distance market. The Telecommunications Act of 1996 increased competition in the United States even further by allowing new and existing local, long distance and cable companies to offer competing services. Our experience tells us that many companies now compete by providing bundled or convergent services, offering combinations of local exchange, long distance, wireless, broadband access, content and electronic and mobile commerce services. Deregulation is also creating opportunities for new ways of doing business, such as wholesaling and reselling communications services. Privatization and deregulation continue to encourage increased competition worldwide. We believe that, as markets are opened to competition, new competitors within these markets typically compete for market share with more established carriers by offering competitive prices, introducing new features and services and being more responsive to customer needs. In parallel, the communications industry has undergone consolidation as companies seek to broaden their global reach and expand service offerings. In addition, global expansion by multinational companies and concurrent technological advances are opening markets in less developed countries to enhanced communications services and competition.

     In recent years, there has also been a large increase of new communications technologies, including ATM, IP, xDSL, WiFi, utilization of cable television infrastructure to provide Internet services, GPRS (General Packet Radio Services), UMTS (Universal Mobile Telecommunications System), WAP (Wireless Application Protocol) for wireless Internet, and intelligent networks. Additionally, the directory publishing industry, which we believe is currently dominated by communications companies that are owned by or affiliated with the public telecommunications carriers, is experiencing significant changes due to the introduction of new technologies and distribution platforms, especially Internet directories.

     We believe that recent market conditions in the communications industry have reduced the high growth that the communications industry had experienced earlier in its history. As a result, the market value, financial results and prospects and capital spending levels of many communications companies have declined or degraded. If these market conditions deteriorate further, we and other vendors to the communications industry could be adversely affected.

     Information Systems

     While the demand for Integrated Customer Management systems has decreased as a result of the downturn in the communications industry, many communications companies, even in the current business environment, are seeking to improve their systems. It is our belief that these communications companies are looking for systems that reduce IT and operational costs, enhance customer management to support customer retention, and support rapid rollout of new marketing packages and advanced data services, as well as the ability to provide customers with single-contact, single-invoice solutions for convergent or bundled services.

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

     We believe that, in order to implement efficient, flexible, cost-effective information systems on a timely basis, many new and existing communications companies are looking to buy CC&B Systems from external vendors, rather than developing new systems with internal resources. Moreover, as many communications companies strive to become more consumer-oriented, they are concentrating their efforts and internal resources on servicing customers and expanding their service offerings, and many are turning to third-party vendors for their information systems. These factors create significant opportunities for vendors of CC&B Systems and providers of Managed Services, such as Amdocs.

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

     - Target Industry Leaders. We intend to continue to direct our marketing efforts principally towards the major communications companies. We derive a significant portion of our revenues from our customer base of major communications companies in North America, Europe and the Asia-Pacific region. We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the core strength of our business. By targeting industry leaders that require the most sophisticated information systems solutions, we believe that we are best able to ensure that we remain at the forefront of developments in the industry.

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

     Our three largest groups of customers are comprised of Bell Canada, Nextel Communications ("Nextel") and SBC Communications Inc. ("SBC") and certain of their subsidiaries, each of which accounted for more than 10% of our revenue in fiscal 2003. Aggregate revenue derived from the multiple business arrangements we have with our five largest customer groups accounted for approximately 55% of our revenue in fiscal 2003. SBC has historically been one of our largest shareholders, and, as of November 28, 2003, it beneficially owned approximately 9.4% of our outstanding ordinary shares.

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

  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. As a result of our research and development program, in fiscal 2003 we launched major releases of our flagship products -- our billing platform, which we call Amdocs Enabler version 5, and Amdocs ClarifyCRM version 12. Enabler version 5 supports new revenue streams and business models with advanced online charging capabilities and supports multi-market/multi-national operations, all on a single platform. ClarifyCRM version 12 features advanced user interface technology that delivers real-time, relevant and actionable customer information to the service agent's desktop, transforming the high-volume call center into a more efficient and effective multi-channel customer contact center. We are continuously focusing significant development efforts on the integration between our products in order to provide Integrated Customer Management to our customers. We believe that our research and development efforts are a key element of our strategy and are essential to our success.

     Our software and software systems are largely comprised of software and systems that we have developed and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and certain aspects of our products make use of readily available software components which we license from third parties. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. Our software and software systems have never been the subject of a material intellectual property infringement claim. We rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We also enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information. Additionally, we limit customer access to the source code for our software and software systems. However, these measures taken by us may not be adequate to protect our technology from third-party infringement. In addition, our competitors may also independently develop technologies that are substantially equivalent or superior to ours.

     The Company's technology is not dependent on patents or licenses from third parties.

     See the discussion under "Operating and Financial Review and Prospects -- Research and Development, Patents and Licenses."

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

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery and installation. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

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

     For more information on our operational efficiency and cost reduction programs, see Note 21 to the consolidated financial statements included in this Annual Report.

ACQUISITIONS

     As part of our strategy, we may pursue acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     On November 28, 2001, we purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business, a leading provider of CRM software to communications companies and other enterprise sectors. This acquisition positioned us as a leading provider of CRM software to the communications industry and, through our addition of Clarify's CRM software to our portfolio of product offerings, reinforced our leadership in delivering Integrated Customer Management software applications. This acquisition completed our CRM product suite, enabling us to deliver a pre-integrated CRM, billing and order management solution and stand-alone communications CRM offering to communications providers. Following the acquisition we integrated the Clarify sales to telecommunication customers into our overall sales efforts. Generally, we sell our ClarifyCRM products to telecommunication customers as integral parts of projects that also include license and service arrangements. Following the acquisition, we have continued to sell Clarify's CRM software to customers other than communications service providers. The total purchase price for Clarify, as of September 30, 2002, was $212.0 million in cash, including transaction costs of $8.3 million. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11.1 million reduction of the purchase price to $200.9 million in the first quarter of fiscal 2003.

     Our global business is providing Integrated Customer Management systems, software and services, including ClarifyCRM products. Our Integrated Customer Management systems include a portfolio of pre-integrated billing and CRM products. Such systems combine products with a broad range of services, including customization, implementation, integration, maintenance, ongoing support and Managed Services. In addition, following the Clarify acquisition, we combined our own CRM product suite with the acquired product to form our ClarifyCRM products. We also provide our customers with system interfaces, systems integration and conversion services. Therefore, we analyze our sales efforts and revenue development by customer.

     On July 2, 2003, we acquired from Bell Canada its 90% ownership interest in Certen, which we formed with Bell Canada in January 2001 to provide customer care and billing solutions to Bell Canada and a number of Bell Canada's affiliated companies. Prior to this acquisition, we owned 10% of Certen. As a result of the acquisition, Certen is now our wholly owned subsidiary. Since Certen's inception, we have provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. This acquisition expanded our Managed Services offerings and positioned us as a leading provider of Managed Services to the communications industry, and was our next logical step in the evolution of our relationship with Bell Canada. In addition, as a result of this acquisition, we continue to develop an integrated billing platform to replace legacy systems built on a product-by-product basis. In fiscal 2002 and 2003, our total revenue from the Bell Canada group was $137.5 million and $160.1 million, respectively. We now have a major billing operations Managed Services agreement with Bell Canada through December 2010. The total purchase price for Certen was approximately $66.0 million in cash. In addition, we incurred transaction related costs of approximately $5.0 million.

     Certen's historical financial reports for the year ended December 31, 2002 and for the six months ended June 30, 2003 are included within this annual report. Following the acquisition, Certen continued to provide Managed Services to Bell Canada as it did prior to the acquisition, and the wholly owned subsidiary contributes a positive cash flow to us. The acquisition did not affect our liquidity position.

     For more information on our acquisitions, see Note 3 to the consolidated financial statements included in this document.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $119.3 million, $124.1 million and $105.8 million in the fiscal years ended September 30, 2003, 2002 and 2001, respectively, representing 8.0%, 7.7% and 6.9%, respectively, of our revenue in these fiscal years. As a result of our research and development program, in fiscal 2003 we launched major releases of our flagship products - our billing platform, which we call Amdocs Enabler version 5, and Amdocs ClarifyCRM version 12. Enabler version 5 supports new revenue streams and business models with advanced online charging capabilities and supports multi-market/multi-national operations, all on a single platform. ClarifyCRM version 12 features advanced user interface technology that delivers real-time, relevant and actionable customer information to the service agent's desktop, transforming the high-volume call center into a more efficient and effective multi-channel customer contact center. We are continuously focusing significant development efforts on the integration between our products in order to provide Integrated Customer Management to our customers. We believe that our research and development efforts are a key element of our strategy and are essential to our success. Although we intend to continue to devote resources to research and development as required to maintain and further strengthen our market position, our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. In the near-term, we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on future potential opportunities in the communications industry.

     Our software and software systems are largely comprised of software and systems that we have developed and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and certain aspects of our products make use of readily available software components that we license from third parties. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. Our software and software systems have never been the subject of a material intellectual property infringement claim. We rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We also enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information. Additionally, we limit customer access to the source code for our software and software systems. However, these measures taken by us may not be adequate to protect our technology from third-party infringement. In addition, our competitors may also independently develop technologies that are substantially equivalent or superior to ours.

     The Company's technology is not dependent on patents or licenses from third parties.

CONVERTIBLE NOTES

     In May 2001, we issued $500.0 million aggregate principal amount of 2% Convertible Notes due June 1, 2008, which we refer to as the 2% Notes. On May 3, 2004, we announced a cash offer for the $395.5 million aggregate principal amount of 2% Notes then outstanding. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require us to repurchase on June 1, 2004 all or any part of such holder's 2% Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, we had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares, and we elected to pay for the 2% Notes solely with cash.

     On June 1, 2004, we announced that the offer had expired and that we had accepted for purchase $395.1 million in aggregate principal amount of the 2% Notes in the tender offer. The untendered 2% Notes remain as our outstanding obligations, in accordance with their terms.

     On March 5, 2004, we issued $450.0 million aggregate principal amount of 0.50% Convertible Senior Notes due 2024, which we refer as the 0.50% Notes, through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We used approximately $170.1 million of the net proceeds from the sale of the 0.50% Notes to repurchase approximately 6.1 million of ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the offering. We intend to use the balance of the net proceeds for general corporate purposes, including working capital and capital expenditures, as well as for future possible strategic opportunities, including acquisitions. We also used net proceeds and other cash resources to repurchase approximately $395.1 million in aggregate principal amount of our 2% Notes.

SHARE REPURCHASE PROGRAM

     On November 5, 2003, we announced that our Board of Directors had authorized a share repurchase program of up to five million ordinary shares over the next twelve months. The authorization permitted us to purchase ordinary shares in open market or privately negotiated transactions and at prices we deemed appropriate. We stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances in connection with acquisitions or pursuant to employee equity plans. In accordance with this program, as of December 22, 2003, we had repurchased approximately 5.0 million ordinary shares, at an average price of $24.82 per share.

     On July 28, 2004, we announced that our Board of Directors had extended the share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in open market or privately negotiated transactions and at times and prices we deem appropriate. In accordance with this extension, as of September 21, 2004, we had repurchased approximately 4.9 million ordinary shares, at an average price of $20.40 per share.

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
                                                              =====     =====     =====

 FISCAL YEARS ENDED SEPTEMBER 30, 2003 AND 2002

     The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2003, compared to the fiscal year ended September 30, 2002. Following the table is a discussion and analysis of our business and results of operations for such years.

                                            YEAR ENDED SEPTEMBER 30,    INCREASE (DECREASE)
                                            -------------------------   -------------------
                                               2003          2002         AMOUNT       %
                                            -----------   -----------   ----------   ------
                                                        (IN THOUSANDS)
Revenue:
  License.................................  $   65,582    $  153,664    $ (88,082)   (57.3)%
  Service.................................   1,417,745     1,459,901      (42,156)    (2.9)
                                            ----------    ----------    ---------
                                             1,483,327     1,613,565     (130,238)    (8.1)
                                            ----------    ----------    ---------
Operating expenses:
  Cost of license.........................       5,752         5,984         (232)    (3.9)
  Cost of service.........................     907,607       927,353      (19,746)    (2.1)
  Research and development................     119,256       124,082       (4,826)    (3.9)
  Selling, general and administrative.....     206,265       223,551      (17,286)    (7.7)
  Amortization of goodwill and purchased
     intangible assets....................      19,940       231,804     (211,864)   (91.4)
  Restructuring charges, in-process
     research and development and other...      14,089        51,630      (37,541)   (72.7)
                                            ----------    ----------    ---------
                                             1,272,909     1,564,404     (291,495)   (18.6)
                                            ----------    ----------    ---------

                                            YEAR ENDED SEPTEMBER 30,    INCREASE (DECREASE)
                                            -------------------------   -------------------
                                               2003          2002         AMOUNT       %
                                            -----------   -----------   ----------   ------
                                                        (IN THOUSANDS)
Operating income..........................     210,418        49,161      161,257    328.0
Interest income and other, net............      14,759        19,298       (4,539)   (23.5)
                                            ----------    ----------    ---------
Income before income taxes................     225,177        68,459      156,718    228.9
Income taxes..............................      56,294        73,520      (17,226)   (23.4)
                                            ----------    ----------    ---------
Net income (loss).........................  $  168,883    $   (5,061)   $ 173,944
                                            ==========    ==========    =========

     Revenue. Total revenue decreased by $130.2 million, or 8.1%, in the fiscal year ended September 30, 2003 to $1,483.3 million from $1,613.6 million in fiscal 2002. The decrease in revenue was due to the slowdown in customer buying decisions, stemming from overall reductions in the capital investment budgets of many communications service providers.

     License revenue decreased by $88.1 million, or 57.3%, in the fiscal year ended September 30, 2003 to $65.6 million from $153.7 million in fiscal 2002 Service revenue decreased by $42.2 million, or 2.9%, in the fiscal year ended September 30, 2003 to $1,417.7 million from $1,459.9 million in fiscal 2002. The decrease in license revenue is attributable primarily to the reduction in capital investments by our communications customers, which resulted in our obtaining fewer new contracts than in fiscal 2002 and smaller initial spending commitments under contracts with some of our customers. The significant new contracts that we did obtain in fiscal 2003 were for Managed Services arrangements, which contain only a small license revenue component. We believe that this reduction in capital spending caused our communications customers to shift from purchasing large-scale end-to-end solutions to purchasing more gradual side-by-side installations with fewer users or fewer modules with the possibility of extending orders in the future. In addition, the current communications market environment has resulted in pricing pressure, particularly with respect to license fees. The decrease in service revenue is attributable to smaller initial spending commitments by our communications customers and reduced discretionary spending under contracts with some of our customers. We did not significantly change our pricing policy for products and services and accordingly, pricing pressure resulted in fewer new customer projects.

     Recently, there have been some increasing signs of stabilization in the market. Total quarterly revenue increased by $15.6 million, or 4.6%, between the first and second quarters and by $22 million, or 6.2%, between the second and third quarters. These sequential increases were as a result of new Managed Services agreements signed during fiscal 2003. In addition, total quarterly revenue increased by $34.5 million, or 9.2%, between the third and fourth quarters, consisting of approximately $45 million resulting from new Managed Services agreements signed during fiscal 2003 (including the effect of the Certen acquisition in the fourth quarter of fiscal 2003), offset by a decrease in the volume of services rendered to existing customers of approximately $10 million.

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

     The decline in our overall revenue in fiscal 2003 was attributable to a decrease in revenue from CC&B Systems. Total CC&B Systems revenue decreased by $159.6 million, or 11.1%, in the fiscal year ended September 30, 2003 to $1,280.4 million from $1,440.0 million in fiscal 2002. License and service revenue from the sale of CC&B Systems represented 86.3% and 89.2% of our total revenue in fiscal years 2003 and 2002, respectively. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their billing, CRM and order management systems. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Approximately $59.0 million of CC&B Systems revenue for fiscal 2003 was derived from customers other than communications service providers.

     Revenue from Directory Systems increased by $29.3 million, or 16.9%, in the fiscal year ended September 30, 2003 to $202.9 million from $173.6 million in fiscal 2002. Approximately $47 million of the increase in Directory Systems revenue in fiscal 2003 was attributable to new Managed Services agreements signed during fiscal 2003. This revenue was partially offset by completion of certain implementation projects that accounted for approximately $18 million of revenue in fiscal 2002. License and service revenue from the sale of Directory Systems represented 13.7% and 10.8% of our total revenue in fiscal years 2003 and 2002, respectively.

     In fiscal 2003, revenue from customers in North America, Europe and the rest of the world accounted for 62.0%, 29.8% and 8.2% of our total revenue, respectively, compared to 61.9%, 28.9% and 9.2%, respectively, for fiscal 2002. The decrease in the absolute amount of revenue from customers in North America was attributable to a decrease in the volume of services rendered to existing customers, which was offset by a $74 million increase from new Managed Services arrangements signed during fiscal 2003, including the Certen acquisition.

     Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. Cost of license for fiscal 2003 was $5.8 million compared to $6.0 million for fiscal 2002, or, as a percentage of license revenue, 8.8% and 3.9%, respectively.

     Cost of Service. The decrease in cost of service in fiscal 2003 was 2.1%, which was less than 8.1%, the decrease in our total revenue in fiscal 2003, and resulted in a 3.8% decrease in our gross margin, as a percentage of revenue. The decrease in cost of service in fiscal 2003 is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Although our cost of service decreased in fiscal 2003, our gross margin also decreased. The decrease in the gross margin is attributable to the decrease in license revenue of $88.1 million and to the fact that our cost reductions were proportionally less than the decrease in our service revenue. Our gross margin was also affected by new Managed Services projects, which tend to be less profitable in their initial period. We have taken steps to decrease our costs and increase our gross margin. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

     Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. Research and development expense decreased by $4.8 million, or 3.9%, in the fiscal year ended September 30, 2003 to $119.3 million, or 8.0% of revenue, from $124.1 million, or 7.7% of revenue, in fiscal 2002. As a result of our research and development program, in fiscal 2003 we launched major releases of our flagship products -- our billing platform, which we call Amdocs Enabler version 5, and Amdocs ClarifyCRM version 12. Enabler version 5 supports new revenue streams and business models with advanced online charging capabilities and supports multi-market/multi-national operations, all on a single platform. ClarifyCRM version 12 features advanced user interface technology that delivers real-time, relevant, and actionable customer information to the service agent's desktop, transforming the high-volume call center into a more efficient and effective multi-channel customer contact center. We are currently focusing significant development efforts on the integration between our products in order to provide Integrated Customer Management to our customers, while continuing to upgrade our existing systems. The majority of our research and development expenditures are aimed to our billing and CRM systems, and the remainder to directory, content and order management solutions. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

     Selling, General and Administrative. Selling, general and administrative expense decreased by $17.3 million, or 77%, in the fiscal year ended September 30, 2003 to $206.3 million, or 13.9% of revenue, in fiscal 2003 from $223.6 million, or 13.9% of revenue, in fiscal 2002. Selling, general and administration expense was primarily comprised of compensation expense. The decrease in selling, general and administrative expense is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Selling, general and administrative expense decreased in fiscal 2003 proportionally with our revenue, resulting in the same percentage of revenue as in fiscal 2002.

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

     Operating Income. Operating income increased by $161.3 million, or 328%, in the fiscal year ended September 30, 2003, to $210.4 million, or 14.2% of revenue, from $49.2 million, or 3.0% of revenue, in fiscal 2002. The increase is attributable to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in fiscal 2003, which accounted for $204.6 million in fiscal 2002.

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

     Interest Income and Other, Net. Interest income and other, net, decreased by $4.5 million, or 23.5%, in the fiscal year ended September 30, 2003 to $14.8 million from $19.3 million in fiscal 2002. The decrease in interest income and other, net, is attributable to a decline in interest rates on our short-term interest-bearing investments which resulted in a decrease of $4.5 million in interest income, and to the $6.0 million gain recognized in the fourth quarter of fiscal 2002 from the repurchases of our 2% Notes that was greater than the $0.4 million gain from our repurchases in the fourth quarter of 2003. These decreases were offset primarily by the decrease in interest expense of approximately $4 million related to the 2% Notes that we repurchased in the fourth quarter of fiscal 2002, and by a decrease of $1.6 million in other interest expenses. See the discussion above under the caption "Convertible Notes".

     Income Taxes. Income taxes for fiscal 2003 were $56.3 million on pretax income of $225.2 million, resulting in an effective tax rate of 25%. As a result of the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions, thus goodwill amortization that is not tax-deductible no longer affects our effective tax rate. In fiscal 2002, income taxes were $73.5 million on pretax income of $68.5 million, or 107% of pretax income. This higher effective tax rate in 2002 was attributable to the fact that non-cash amortization of goodwill related to acquisitions (much of which is not tax deductible) represented a large component of our pretax income. Excluding the effect of such non-deductible non-cash amortization of goodwill (which accounted for 89% of the effective tax rate) and offsetting such 89% by the 10% decrease in the tax rate due to the repurchase of our 2% Notes, our effective tax rate for 2002 would have been 28%. See the discussion below under the caption "Effective Tax Rate".

     Net Income (Loss). Net income was $168.9 million in fiscal 2003, compared to a net loss of $5.1 million in fiscal 2002. Net income for fiscal 2003 included amortization of purchased intangible assets, restructuring charges and the cumulative effect of our 10% share in Certen's pre-acquisition results. Net loss for fiscal 2002 included amortization of goodwill and purchased intangible assets, restructuring charges, the write-off of in-process research and development and the gain from the repurchase of our 2% Notes.

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

  FISCAL YEARS ENDED SEPTEMBER 30, 2002 AND 2001

     The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2002, compared to the fiscal year ended September 30, 2001. Following the table is a discussion and analysis of our business and results of operations for such years.

                                            YEAR ENDED SEPTEMBER 30,    INCREASE (DECREASE)
                                            -------------------------   -------------------
                                               2002          2001         AMOUNT       %
                                            -----------   -----------   ----------   ------
                                                        (IN THOUSANDS)
Revenue:
  License.................................  $  153,664    $  171,430    $ (17,766)   (10.4)%
  Service.................................   1,459,901     1,362,480       97,421      7.2
                                            ----------    ----------    ---------
                                             1,613,565     1,533,910       79,655      5.2
                                            ----------    ----------    ---------
Operating expenses:
  Cost of license.........................       5,984         5,651          333      5.9
  Cost of service.........................     927,353       847,591       79,762      9.4
  Research and development................     124,082       105,807       18,275     17.3
  Selling, general and administrative.....     223,551       195,592       27,959     14.3
  Amortization of goodwill and purchased
     intangible assets....................     231,804       219,988       11,816      5.4
  Restructuring charges and in-process
     research and development.............      51,630            --       51,630
                                            ----------    ----------    ---------
                                             1,564,404     1,374,629      189,775     13.8
                                            ----------    ----------    ---------

                                            YEAR ENDED SEPTEMBER 30,    INCREASE (DECREASE)
                                            -------------------------   -------------------
                                               2002          2001         AMOUNT       %
                                            -----------   -----------   ----------   ------
                                                        (IN THOUSANDS)
Operating income..........................      49,161       159,281     (110,120)   (69.1)
Interest income and other, net............      19,298        22,286       (2,988)   (13.4)
                                            ----------    ----------    ---------
Income before income taxes................      68,459       181,567     (113,108)   (62.3)
Income taxes..............................      73,520       115,181      (41,661)   (36.2)
                                            ----------    ----------    ---------
Net (loss) income.........................  $   (5,061)   $   66,386    $ (71,447)
                                            ==========    ==========    =========

     Revenue. Total revenue increased by $79.7 million, or 5.2%, in the fiscal year ended September 30, 2002 to $1,613.6 million from $1,553.9 million in fiscal 2001. This growth rate was significantly less than the 37.2% revenue increase we had been able to achieve between fiscal 2000 and 2001, as a result of the pronounced decrease in our CC&B Systems revenue in the second half of fiscal 2002, partially offset by revenue attributable to our acquisition of Clarify. While CC&B Systems revenue levels in the first six months of fiscal 2002 were 23.8% higher than revenue levels for CC&B Systems in the comparable period of fiscal 2001, and 6.3% higher sequentially based on a comparison of our second to our first fiscal quarters of 2002, CC&B Systems revenue declined significantly in the second six months of fiscal 2002. We experienced a $130.6 million, or 16.6%, decline in revenue from our CC&B Systems between the first half and second half of fiscal 2002 and sequential declines of $65.9 million or 16.3% and $23.0 million or 6.8%, between the second and third fiscal quarters and third and fourth fiscal quarters of 2002, respectively.

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

     License revenue decreased by $17.8 million, or 10.4%, in the fiscal year ended September 30, 2002 to $153.7 million from $171.4 million in fiscal 2001. Service revenue increased by $97.4 million, or 7.2%, in the fiscal year ended September 30, 2002 to $1,459.9 million from $1,362.5 million in fiscal 2001. The decrease in license revenue and the smaller than expected growth in service revenue are attributable to the slowdown in customer buying decisions in the second half of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers. This reduction in investment by our customers resulted in our obtaining fewer new contracts than expected and smaller than expected initial spending commitments under contracts with some of our customers. The smaller than anticipated increase in service revenue was also attributable, in part, to reduced discretionary spending under contracts with some of our customers in the second half of fiscal 2002.

     Total CC&B Systems revenue increased by $60.3 million, or 4.4%, in the fiscal year ended September 30, 2002 to $1,440.0 million from $1,379.7 million in fiscal 2001. As a result of the Clarify acquisition, we derived a portion of our CC&B Systems revenue in fiscal 2002 from customers other than communications service providers. The increase in our CC&B Systems revenue for fiscal 2002 was attributable to such customers. License and service revenue from the sale of CC&B Systems represented 89.2% and 89.9% of our total revenue in fiscal years 2002 and 2001, respectively. During fiscal 2002, the demand for our CC&B Systems was primarily driven by the need for communications companies to continue to upgrade their customer care and billing, CRM software and order management systems in response to competition in the subscriber markets, the need to offer new data services and the need to improve productivity and operational efficiency. In addition, demand for our CC&B Systems was enhanced by our acquisition of Clarify, which added Clarify's CRM software to our CC&B Systems portfolio of offerings.

     Revenue from Directory Systems increased by $19.3 million, or 12.5%, in the fiscal year ended September 30, 2002 to $173.6 million from $ 154.2 million in fiscal 2001. The increase was attributable to extensions of agreements with, and additional services rendered to, existing customers. License and service revenue from the sale of Directory Systems represented 10.8% and 10.1% of our total revenue in fiscal years 2002 and 2001, respectively.

     In fiscal 2002, revenue from customers in North America, Europe and the rest of the world accounted for 61.9%, 28.9% and 9.2%, respectively, compared to 53.8%, 35.8% and 10.4%, respectively, for fiscal 2001. As a result of the Clarify acquisition, $39.9 million of the growth in North American revenue in fiscal 2002 was attributable to customers other than communications service providers, and the remaining $133.9 million of the increase was attributable to extensions of agreements with, and additional services rendered to, existing customers. The decrease in Europe and in the rest of the world was attributable to the completion of projects, which accounted for $94.1 million of revenue in fiscal 2001.

     Cost of License. Cost of license for fiscal 2002 was $6.0 million, an increase of $0.3 million, or 5.9%, over the cost of license for fiscal 2001. Cost of license includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. Cost of license, as a percentage of license revenue, for fiscal 2002 and fiscal 2001, was 3.9% and 3.3%, respectively.

     Cost of Service. The increase in cost of service in fiscal 2002 was 9.4%, which was higher than 5.2%, the increase in our total revenue in fiscal 2002, and resulted in a 2.1% decrease in our gross margin, as a percentage of revenue. The increase in cost of service as a percentage of revenue was attributable to the decrease in license revenue of $17.8 million and the slight decrease in the gross margin of our service revenue in the second half of fiscal 2002. As a result of general economic and other factors negatively impacting our markets, we took steps to decrease our costs. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

     Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. Research and development expense increased by $18.3 million, or 17.3%, in the fiscal year ended September 30, 2002 to $124.1 million, or 7.7% of revenue, from $105.8 million, or 6.9% of revenue, in fiscal 2001. The increase in expense reflects ongoing expenditures primarily for CC&B Systems and the remainder for Directory Systems. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

     Selling, General and Administrative. Selling, general and administrative expense increased by $28.0 million, or 14.3%, in the fiscal year ended September 30, 2002 $223.6 million, or 13.9% of revenue, in fiscal 2002 from $195.6 million, or 12.7% of revenue, in fiscal 2001. The increase in selling, general and administrative expense as a percentage, by 1.2%, of revenue was attributable primarily to the increase in our selling and marketing efforts in fiscal 2002 and, to a lesser degree, to the reduction in our revenue growth, which was not offset by a corresponding decrease in our selling, general and administrative expense.

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

     Restructuring Charges and In-Process Research and
Development. Restructuring charges and in-process research and development in fiscal 2002 consisted of a one-time charge of $17.4 million for write-off of purchased in-process research and development resulting from the Clarify transaction, a restructuring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility and a restructuring charge of $20.9 million related to the cost reduction program we implemented in the fourth quarter of fiscal 2002. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

     Operating Income. Operating income decreased by $110.1 million, or 69.1%, in the fiscal year ended September 30, 2002, to $49.2 million, or 3.0% of revenue, from $159.3 million, or 10.4% of revenue, in fiscal 2001. The decrease resulted primarily from the reduction in our revenue growth in fiscal 2002, which was not offset by a corresponding decrease in our costs, as well as from the Clarify acquisition-related charges and the restructuring charges resulting from the Stamford facility closing and the implementation of our cost reduction program.

     Operating income for fiscal 2002 included amortization of goodwill and purchased intangible assets of $231.8 million, restructuring charges of $34.2 million and the write-off of in-process research and development of $17.4 million. Operating income for fiscal 2001 included amortization of goodwill and purchased intangible assets of $220.0 million.

     Interest Income and Other, Net. Interest income and other, net, decreased by $3.0 million, or 13.4%, in the fiscal year ended September 30, 2002 to $19.3 million from $22.3 million in fiscal 2001. The decrease in interest income and other, net, was attributable to the full-year interest expense and amortization of debt issuance costs related to our 2% Notes, compared to four months of these costs in fiscal 2001. The decrease in interest income and other, net, was partially offset by gain of $6.0 million from the repurchase of our 2% Notes. See the discussion above under the caption "Convertible Notes".

     Income Taxes. Income taxes for fiscal 2002 were $73.5 million on pretax income of $68.5 million, resulting in an effective tax rate of 107%. This effective tax rate was attributable to the fact that non-cash amortization of goodwill related to acquisitions (much of which is not tax deductible) represented a large component of our pretax income. Excluding the effect of such non-deductible non-cash amortization of goodwill (which accounted for 89% of the effective tax rate) and offsetting such 89% by the 10% decrease in the tax rate due to the repurchase of our 2% Notes, our effective tax rate for 2002 would have been 28%. See the discussion below under the caption "Effective Tax Rate". Income taxes for fiscal 2001 were $115.2 million on pretax income of $181.6 million, resulting in an effective tax rate of 63%. This effective tax rate was attributable to the fact that non-cash amortization of goodwill related to acquisitions (much of which is not tax deductible) represented a significant component of our pretax income. Excluding the effect of such non-deductible non-cash amortization of goodwill (which accounted for 33% of the effective tax rate), our effective tax rate for 2001 would have been 30%.

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

     Net income for fiscal 2001 included amortization of goodwill and purchased intangible assets. Net income for fiscal 2002 included amortization of goodwill and purchased intangible assets, purchased in-process research and development, restructuring charges and the gain from the repurchase of our 2% Notes.

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

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,290.9 million as of September 30, 2003, compared to $1,047.8 million as of September 30, 2002. The increase is attributable primarily to cash flows from operations which was partially offset by the use of $67.6 million in cash in connection with the acquisition of Certen, less $25.5 million in cash received in connection with that acquisition, and $44.2 million in cash to repurchase a portion of our 2% Notes. Net cash provided by operating activities amounted to $382.0 million for fiscal 2003 and $412.3 million for fiscal 2002. The decrease in cash flows from operations was primarily due to decreased net income before depreciation and amortization, which was partially offset by a decrease in working capital excluding cash. We currently intend to retain our future operating cash flows to support the further expansion of our business including investments related to new Managed Services projects and acquisitions, although we may also use a portion of our cash for future repurchases of our outstanding securities. See the discussions above under the captions "Share Repurchase Program" and "Convertible Notes".

     As of September 30, 2003, we had positive working capital of $567.3 million, compared to positive working capital of $938.6 million as of September 30, 2002. The decrease is attributable primarily to the reclassification of the 2% Notes as a short-term liability because the holders of the 2% Notes may require us to redeem the 2% Notes on June 1, 2004. The decrease was partially offset by the increase in cash, cash equivalents and short-term interest-bearing investments. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

     As of September 30, 2003, $400.5 million aggregate principal amount of the 2% Notes was outstanding. In July 2002, our Board of Directors authorized us to repurchase outstanding 2% Notes, in such amounts, at such prices and at such times considered appropriate by us. During the fourth quarter of fiscal 2002 and the fourth quarter of fiscal 2003 we repurchased $54.9 million and $44.6 million aggregate principal amount of the 2% Notes, respectively. We funded these repurchases with available funds. On May 3, 2004, we announced a cash offer for the $395.5 million aggregate principal amount of 2% Notes then outstanding. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require us to repurchase on June 1, 2004 all or any part of such holder's 2% Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, we had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares, and we elected to pay for the 2% Notes solely with cash. On June 1, 2004, we announced that the offer had expired and that we had accepted for purchase $395.1 million in aggregate principal amount of the 2% Notes in the tender offer. The untendered 2% Notes remain as our outstanding obligations, in accordance with their terms. See the discussion above under the caption "Convertible Notes".

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
                                               ======    ======       =====       =====        =====

---------------

(*) See the discussion above under the caption "Convertible Notes".

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

     In fiscal 2002, our effective tax rate was 107%. This effective tax rate in 2002 was attributable to the fact that non-cash amortization of goodwill related to acquisitions (much of which is not tax deductible) represented a large component of our pretax income. Excluding the effect of such non-deductible non-cash amortization of goodwill (which accounted for 89% of the effective tax rate) and offsetting such 89% by the 10% decrease in the tax rate due to the repurchase of our 2% Notes, our effective tax rate for 2002 would have been 28%. This high effective tax rate was also adversely affected by the revision we made in our third quarter of fiscal 2002 to our annual estimated pretax income levels.

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

  GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 eliminates previous requirements to classify gains and losses from extinguishment of debt as extraordinary items in earnings. Gains or losses from extinguishment of debt for fiscal years beginning after May 15, 2002 may not be classified as extraordinary items unless certain provisions are met. Early adoption was encouraged. We adopted SFAS No. 145 in the fourth quarter of fiscal 2002 in connection with the gains related to the repurchases of a portion of our 2% Notes. See the discussion above under the caption "Convertible Notes".

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

LITIGATION

     On December 2, 2003 we announced that the United States District Court for the Eastern District of Missouri had issued an order granting our motion to dismiss the securities class action lawsuits that had been pending against us and certain of our directors and officers since June 2002. The court's order also directed that judgment be entered in favor of the defendants. The consolidated complaint filed in the action alleged that we and the individual defendants had made false or misleading statements about our business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. On December 29, 2003, the lead plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit from the final judgment entered on December 1, 2003.

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

---------------

     (1) Member of the Executive Committee

     (2) Member of Audit Committee

     (3) Member of the Compensation Committee

     Bruce K. Anderson has been Chairman of the Board of Directors of Amdocs since September 1997 and, until September 2004, held the title of President of our holding company, Amdocs Limited. Since August 1978, he has been a general partner of Welsh, Carson, Anderson & Stowe ("WCAS"), an investment firm that specializes in the acquisition of companies in the information services, communications and health care industries. Until September 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. Mr. Anderson served for nine years with Automated Data Processing, Inc. ("ADP") until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of Alliance Data Systems, Inc., a publicly held company, and Headstrong, Inc.

     Avinoam Naor served as a director of Amdocs from January 1999 and held the title of Vice Chairman of the Board of Directors from July 2002. Mr. Naor was a member of the team that founded Amdocs in 1982, initially serving as a Senior Vice President. He was appointed President and Chief Executive Officer of Amdocs Management Limited in 1995 and he held that position until July 2002. In 1998 he led our initial public offering, and while he was Chief Executive Officer of Amdocs Management

Limited, he directed our major acquisitions and secondary offerings. He has been involved with software development for 29 years. Mr. Naor resigned from our Board of Directors in August 2004.

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

     Robert A. Minicucci has been a director of Amdocs since September 1997 and, until September 2004, held the title of Vice President of our holding company, Amdocs Limited. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for twelve years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is also a director of Alliance Data Systems, Inc., a publicly held company, and several private companies.

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

     Nissim Daunov was a Senior Vice President of Amdocs Management Limited until June 2004, and was responsible for new initiatives in financial services. For the past 23 years, Mr. Daunov has been involved in design, development and implementation of large-scale data processing systems, handling large data volumes over distributed networks. In the last year, Mr. Daunov was responsible for our product development and marketing organizations. Mr. Daunov joined Amdocs in 1986.

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

BOARD PRACTICES

     Our entire Board of Directors is comprised of up to 13 directors. Eleven directors were elected to our Board of Directors at our annual meeting of shareholders on January 23, 2003, one director was appointed to our Board of Directors effective July 2003 and one director resigned in August 2004. As permitted by our Articles of Association, the Board of Directors may fill the one remaining vacancy at any time. All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

     The Executive Committee may act from time to time instead of the full Board of Directors and has such responsibilities as may be delegated to it by the Board of Directors. The current members of our Executive Committee are Messrs. Anderson (Chair), Baharav, Kahan and Minicucci.

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

     The Compensation Committee of the Board of Directors determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and certain consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs. The current members of our Compensation Committee are Messrs. Anderson (Chair), Kahan and Minicucci. None of the members of the Committee was an employee of ours at any time during fiscal 2003.

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

SHARE OWNERSHIP

 SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY EMPLOYEES

     As of August 31, 2004, the aggregate number of our ordinary shares beneficially owned by our directors, senior managers and certain key employees was 23,815,546 shares. This number includes ordinary shares held by SBC, since Mr. Kahan, Senior Executive Vice President of SBC, serves on our Board of Directors, and accordingly, he may be deemed to be the beneficial owner of the shares held by SBC. Mr. Kahan disclaims beneficial ownership of such shares. Historically, this number also included shares held by WCAS, since Messrs. Anderson and Minicucci, affiliates of WCAS, serve on our Board of Directors. As of September 24, 2003, various investment partnerships affiliated with WCAS ceased to be shareholders of the Company. See "Major Shareholders and Related Party Transactions". As of August 31, 2004, other than Mr. Kahan, none of our directors, senior managers or key employees beneficially own 1% or more of our outstanding ordinary shares. As described above, Mr. Kahan may be deemed to beneficially own 15,200,509 ordinary shares, or approximately 7.3% of our ordinary shares outstanding as of August 31, 2004.

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

     In December 2003 our Board of Directors approved, and recommended that the Company's shareholders approve, an amendment to the Option Plan. The amendment to the Option Plan would increase by 6 million shares the number of Ordinary Shares available for issuance and eliminate the Company's ability to conduct option repricing programs in which options are surrendered to the Company in exchange for new options and/or restricted stock. The shareholders approved the amendment to the Option Plan at the Company's Annual General Meeting of Shareholders on January 22, 2004.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of August 31, 2004 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 207,183,394 ordinary shares outstanding as of August 31, 2004.

                                                                 SHARES
                                                              BENEFICIALLY   PERCENTAGE
NAME AND ADDRESS                                                 OWNED       OWNERSHIP
----------------                                              ------------   ----------
MFS Investment Management(1)................................   19,400,000        9.4%
  500 Boylston Street, 15th Floor
  Boston, Massachusetts 02116

SBC Communications Inc.(2)..................................   15,147,698        7.3%
  175 E. Houston Street
  San Antonio, Texas 78205-2233

Fidelity Management and Research(3).........................   12,600,000        6.1%
  82 Devonshire Street
  Boston, Massachusetts 02109

All directors and executive officers as a group (18
  persons)(4)...............................................   23,815,546       11.3%

---------------
(1) Based on a third-party report obtained by the Company regarding share ownership by institutional investors, MFS Investment Management owned 19,400,000 ordinary shares at August 6, 2004.

(2) Based upon information provided to us by SBC, SBCI, a wholly owned subsidiary of SBC, holds 7,551,875 of our ordinary shares, and SBC Option Delivery LLC, a majority-owned subsidiary of SBCI holds 7,595,823 of our ordinary shares. James S. Kahan, Senior Executive Vice President of SBC, serves on our Board of Directors.

(3) Based on a third-party report obtained by the Company regarding share ownership by institutional investors, Fidelity Management and Research owned 12,600,000 ordinary shares at August 31, 2004.

(4) Includes ordinary shares held by SBC. See footnote 1 above. Mr. Kahan, Senior Executive Vice President of SBC, serves on the Company's Board of Directors and, accordingly, may be deemed to be the beneficial owner of the ordinary shares held by SBC. Mr. Kahan disclaims beneficial ownership of such shares. Also includes options granted to such directors and executive officers of the Company, which are exercisable within 60 days of August 31, 2004.

     Over the last three years, our major shareholders have included our directors and executive officers as a group, SBC, WCAS and other institutional investors. SBC's share ownership has decreased to 7.3% from 14.4% in November 2001. Investment partnerships affiliated with WCAS, which had been major shareholders in each of the last three fiscal years, ceased to be shareholders of the Company in September 2003 as a result of distributions made to the partners of such investment partnerships. Although the ownership of our directors and executive officers as a group appears to have decreased substantially in fiscal 2003, excluding the shares held WCAS, the share ownership has not changed significantly during the last three years. Because Messrs. Anderson and Minicucci, affiliates of various WCAS entities, serve on our Board of Directors, the shares owned by WCAS had been included in the aggregate holdings of our executive officers and directors as a group in prior years. Southeastern Asset Management, which had been a major shareholder in fiscal 2002, ceased to be a major shareholder in June 2003. AXA Financial, which had been a major shareholder in fiscal 2001, ceased to be a major shareholder in December 2002. MFS Investment Management became a major shareholder in September 2003. FMR Corp. became a major shareholder in February 2004.

     As of August 31, 2004, our ordinary shares were held by 242 recordholders. Based on a review of the information provided to us by our transfer agent, 165 recordholders, holding approximately 97% of our outstanding ordinary shares, were residents of the United States.

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

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     See "Financial Statements" for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this Annual Report.

LEGAL PROCEEDINGS

     On December 2, 2003 we announced that the United States District Court for the Eastern District of Missouri had issued an order granting our motion to dismiss the securities class action lawsuits that had been pending against us and certain of our directors and officers since June 2002. The court's order also directed that judgment be entered in favor of the defendants. The consolidated complaint filed in the action alleged that we and the individual defendants had made false or misleading statements about our business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. On December 29, 2003, the lead plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit from the final judgment entered on December 1, 2003.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No. 52, "Foreign Currency Translation," our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditures throughout Amdocs' group. In fiscal 2003, approximately 80% of our revenue was in U.S. dollars or linked to the U.S. dollar, and approximately 60% of our operating expenses (excluding acquisition-related charges and restructuring charges) were paid in dollars or linked to dollars. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies other than the U.S. dollar, we expect that the percentage of our revenue and operating expenses denominated in U.S. dollars will decrease slightly over time. Historically, fluctuations in currency exchange rates have had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of September 30, 2003, we had substantially hedged our significant exposures in currencies other than the U.S. dollar. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

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

INTEREST RATE RISK

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, other than the 2% Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations, mortgages and money market funds and currently bear minimal interest rate risk. As of September 30, 2003, we had nothing outstanding on either of our revolving lines of credit or our short-term credit facilities. As of September 30, 2003, we had outstanding long-term lease obligations of $48.2 million and a financing arrangement of $2.8 million, which in the aggregate bear minimal interest rate risk.

                                    PART III

ITEM 18.  FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND SCHEDULE

     The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2003, 2002 and 2001, are included at the end of this Annual
Report:

  AUDITED FINANCIAL STATEMENTS OF AMDOCS LIMITED

     Report of Independent Registered Public Accountants

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

     Independent Registered Chartered Accountants' Report

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

Date: September 21, 2004

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 1.       Memorandum and Articles of Association of Amdocs Limited
          (incorporated by reference to Exhibits 3.1 and 3.2 to
          Amdocs' Registration Statement on Form F-1 dated June 19,
          1998; Registration No. 333-8826)
 2.a.1    Indenture dated May 30, 2001 between Amdocs and United
          States Trust Company of New York (incorporated by reference to Exhibit 4.1 to Amdocs' Form 6-K dated May 31, 2001)
 2.a.2    Registration Rights Agreement dated May 30, 2001 between
          Amdocs and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.2 to Amdocs' Form 6-K dated May 31, 2001)
 4.a.1    Agreement and Plan of Merger dated as of September 3, 1999 among Amdocs Limited, Ivan Acquisition Corp. and
          International Telecommunication Data Systems, Inc.
          (incorporated by reference to Exhibit 2.1 to Amdocs' Current
          Report on Form 6-K dated September 10, 1999)
 4.a.2    Combination Agreement dated as of February 28, 2000 among
          Amdocs Limited, Solect Technology Group Inc., Amdocs
          (Denmark) ApS. and Amdocs Holdings ULC (incorporated by
          reference to Exhibit 2.1 to Amdocs' Current Report on Form
          6-K dated March 3, 2000)
 4.a.3    Acquisition Agreement dated as of October 1, 2001, between
          Amdocs Limited and Nortel Networks Corporation.
          (incorporated by reference to Exhibit 2.1 to Amdocs' Current
          Report on Form 6-K dated October 10, 2001)
 4.b.1    Information Technology Services Agreement between Amdocs,
          Inc. and SBC Services, Inc. dated January 9, 2003
          (confidential material has been redacted and complete
          exhibits have been separately filed with the Securities and
          Exchange Commission)(incorporated by reference to Exhibit
          4.b.1 to Amdocs' Annual Report on Form 20-F for the fiscal year ended September 30, 2003)
 4.b.2    Master Agreement for Software and Services between Amdocs,
          Inc. and SBC Operations, Inc., effective July 7, 1998
          (confidential material has been redacted and complete
          exhibits have been separately filed with the Securities and
          Exchange Commission)(incorporated by reference to Exhibit
          10.13 to Amdocs' Amendment No. 1 to Registration Statement
          on Form F-1, dated May 21, 1999, Registration No. 333-75151)
 4.c.1    Amdocs Limited 1998 Stock Option and Incentive Plan, as
          amended January 24, 2001 (incorporated by reference to
          Exhibit 4 to Amdocs' Registration Statement on Form S-8
          dated April 6, 2001; Registration No. 333-58454)
 8*       Subsidiaries of Amdocs Limited
12.1      Certification of Chief Executive Officer pursuant to Rule
          13a-14(a)/15d-14(a)
12.2      Certification of Chief Financial Officer pursuant to Rule
          13a-14(a)/15d-14(a)
13.1      Certification of Chief Executive Officer pursuant to 18
          U.S.C. 1350
13.2      Certification of Chief Financial Officer pursuant to 18
          U.S.C. 1350
14.1      Consent of Ernst & Young LLP
14.2      Consent of Deloitte & Touche LLP

---------------

* Previously filed.

                         INDEX TO FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE

                          AMDOCS LIMITED

AUDITED FINANCIAL STATEMENTS
  Report of Independent Registered Public Accountants.......   F-2
  Consolidated Balance Sheets as of September 30, 2003 and
     2002...................................................   F-3
  Consolidated Statements of Operations for the years ended
     September 30, 2003, 2002 and 2001......................   F-4
  Consolidated Statements of Changes in Shareholders' Equity
     for the years ended September 30, 2003, 2002 and
     2001...................................................   F-5
  Consolidated Statements of Cash Flows for the years ended
     September 30, 2003, 2002 and 2001......................   F-6
  Notes to Consolidated Financial Statements................   F-8

FINANCIAL STATEMENT SCHEDULE
  Valuation and Qualifying Accounts.........................  F-43

                           CERTEN INC.

AUDITED FINANCIAL STATEMENTS OF CERTEN INC.
  Independent Registered Chartered Accountants' Report......  F-44
  Statement of Operations and Retained Earnings for the
     twelve months ended December 31, 2002..................  F-45
  Balance Sheet as at December 31, 2002.....................  F-46
  Statement of Cash Flows for the year ended December 31,
     2002...................................................  F-47
  Notes to Financial Statements.............................  F-48

UNAUDITED FINANCIAL STATEMENTS OF CERTEN INC.
  Unaudited Statement of Operations and Retained Earnings
     for the six months ended June 30, 2003.................  F-59
  Unaudited Balance Sheet as at June 30, 2003...............  F-60
  Unaudited Statement of Cash Flows for the year ended June
     30, 2003...............................................  F-61

              REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and the Shareholders of Amdocs Limited

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

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

     As discussed in Note 2 to the accompanying consolidated financial statements, effective October 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

                              /s/ ERNST & YOUNG

October 30, 2003, except for paragraphs 4 and 5 of Note 12, as to which the dates are June 1, 2004 and March 5, 2004, respectively
New York, New York

                                 AMDOCS LIMITED

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   AS OF SEPTEMBER 30,
                                                              -----------------------------
                                                                 2003               2002
                                                              ----------         ----------
                                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  847,600         $  466,655
  Short-term interest-bearing investments...................     443,292            581,164
  Accounts receivable, net(*)...............................     198,274            312,732
  Deferred income taxes and taxes receivable................      60,868             48,154
  Prepaid expenses and other current assets(*)..............      85,902             72,196
                                                              ----------         ----------
          TOTAL CURRENT ASSETS..............................   1,635,936          1,480,901
Equipment, vehicles and leasehold improvements, net.........     203,467            160,902
Deferred income taxes.......................................     105,943             37,582
Goodwill....................................................     797,134            705,862
Intangible assets, net......................................      58,841             44,668
Other noncurrent assets(*)..................................      76,196            110,179
                                                              ----------         ----------
          TOTAL ASSETS......................................  $2,877,517         $2,540,094
                                                              ==========         ==========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  101,116         $   44,704
  Accrued expenses and other current liabilities............     123,223            147,425
  Accrued personnel costs...................................     106,857             86,942
  Convertible notes.........................................     400,454                 --
  Short-term portion of financing arrangement...............       2,179                 --
  Deferred revenue..........................................     174,616            149,590
  Short-term portion of capital lease obligations...........      27,140             10,347
  Deferred income taxes and taxes payable...................     133,002            103,315
                                                              ----------         ----------
          TOTAL CURRENT LIABILITIES.........................   1,068,587            542,323
Convertible notes...........................................          --            445,054
Deferred income taxes.......................................      44,835             12,363
Noncurrent liabilities and other............................     172,495            124,079
                                                              ----------         ----------
          TOTAL LIABILITIES.................................   1,285,917          1,123,819
                                                              ----------         ----------
SHAREHOLDERS' EQUITY:
  Preferred Shares -- Authorized 25,000 shares; L0.01 par
     value; 0 shares issued and outstanding.................          --                 --
  Ordinary Shares -- Authorized 550,000 shares; L0.01 par
     value; 223,790 and 223,315 issued and 216,058 and
     215,583 outstanding, in 2003 and 2002, respectively....       3,580              3,572
  Additional paid-in capital................................   1,820,956          1,818,345
  Treasury stock, at cost -- 7,732 Ordinary Shares..........    (109,281)          (109,281)
  Accumulated other comprehensive income (loss).............       3,715               (108)
  Accumulated deficit.......................................    (127,370)          (296,253)
                                                              ----------         ----------
          TOTAL SHAREHOLDERS' EQUITY........................   1,591,600          1,416,275
                                                              ----------         ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $2,877,517         $2,540,094
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

                                 AMDOCS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                               SEPTEMBER 30, 2003

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

  FUNCTIONAL CURRENCY

     The Company manages its foreign subsidiaries as integral direct components of its operations. According to the salient economic factors indicated in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation", the Company's cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are denominated in the U.S. dollar. The operations of the Company's foreign subsidiaries provide the same type of services with the same type of expenditures throughout Amdocs' group. Accordingly, the Company has determined that its functional currency is the U.S. dollar. The Company periodically assesses the applicability of the U.S. dollar as the Company's functional currency by reviewing the salient indicators.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

  INVESTMENTS

     When excess funds are available, the Company invests in short-term interest-bearing investments. The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations, mortgages and money market funds, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on short-term interest-

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

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

  LONG-LIVED ASSETS

     The Company considers whether there are indicators of impairment that would require the comparison of the estimated net realizable value of intangible assets with finite lives, equipment, leasehold improvements and vehicles and other long-lived assets, using a discounted cash flow analysis, to their carrying value under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any impairment would be recognized when the fair market value of such long-lived assets is less than their carrying value. No impairments were identified as of September 30, 2003.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

  REVENUE RECOGNITION

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, combined license and service revenue generally is recognized over the course of these long-term projects, using the percentage of completion method of accounting in conformity with Accounting Research Bulletin ("ARB") No. 45 "Long Term Construction-Type Contracts", Statement of Position ("SOP") 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Contracts" and SOP 97-2 "Software Revenue Recognition". Losses are recognized on contracts in the period in which the loss is identified in accordance with SOP 81-1. Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, is recognized as work is performed, under the percentage of completion method of accounting. In cases where extended payment terms exist, license and related customization fees are recognized when payments are due, in accordance with SOP 97-2. Revenue from software solutions that does not require significant customization and modification, is recognized upon delivery, in accordance with the principles emphasized in Staff Accounting Bulletin ("SAB") 104 "Revenue Recognition" and SOP 97-2. In Managed Services contracts, revenue from the operation of a customer's system is recognized either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third party hardware sales is recognized upon delivery and installation, and revenue from third party software sales is recognized upon delivery. Revenue from third party hardware and software sales is recorded according to the criteria established in Emerging Issues Task Force ("EITF") 99-19 "Recording Revenue Gross as a Principal versus Net as an Agent" and SAB 104. Revenue is recorded at gross amounts for transactions in which the Company is the primary obligor under the arrangement and/or that possess other attributes such as pricing and supplier selection latitude. In specific circumstances where the Company does not meet the criteria for gross recognition in EITF 99-19, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis. Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less. As a result of a significant portion of the Company's revenue being subject to the percentage of completion accounting method, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

     Many of the Company's agreements include multiple deliverables. For these multiple elements arrangements, the fair value of each component is determined based on specific objective evidence for that element and revenue is allocated to each component based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above. The Company uses the residual method in accordance with SOP 97-2 in multiple elements arrangements that include license for the sale of software solutions that do not require significant customization and modification and first year maintenance to determine the appropriate value for the license component.

     In circumstances where the Company enters into a contract with a customer for the provision of Managed Services for a defined period of time, the Company defers, in accordance with SAB 104, certain costs incurred by the Company at the inception of the contract. These costs include costs associated with migration of data and the establishment of software interfaces. The deferred costs are amortized on a straight-line basis over the life of the respective customer contract. Revenue associated with these capitalized costs is deferred and will be recognized over the life of the respective customer contract.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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
                                                ========   ========   =======

     The pro forma results for fiscal years 2002 and 2001 have been modified due to a recalculation of the amounts for such years. These recalculations resulted in a reduction of pro forma stock-based compensation expense, net of tax, of $15,789 and $8,536 in fiscal 2002 and 2001, respectively, and increased pro forma diluted earnings per share, or decreased pro forma diluted loss per share, by $0.07 and $0.04 in fiscal 2002 and 2001, respectively.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

     Prior to fiscal 2003, goodwill and workforce-in-place were amortized using the straight-line method over their estimated period of benefit. Net (loss) income and earnings (loss) per share for the twelve months ended September 30, 2002 and 2001 adjusted to exclude amortization of goodwill and workforce-in-place, net of tax, are as follows:

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
                                                  =======   =======   =======

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

NOTE 3 -- ACQUISITIONS

  CLARIFY

     On November 28, 2001, the Company purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. This acquisition positioned the Company as a leading provider of CRM software to the communications industry and, through the addition of Clarify's CRM software to the Company's portfolio of product offerings, reinforced the Company's leadership in delivering Integrated Customer Management software applications. This acquisition completed the Company's CRM product suite, enabling the Company to deliver pre-integrated CRM, billing and order management solution and stand-alone communications CRM offering for communications providers. Following the acquisition the Company integrated the Clarify sales to telecommunication customers into its overall sales efforts. Generally, the Company sells its ClarifyCRM products to telecommunication customers as integral parts of projects that also include license and service arrangements. Following the acquisition, the Company has continued to sell Clarify's CRM software to customers other than communications service providers, although this is not the focus of the Company's business. The aggregate initial purchase price for Clarify as of September 30, 2002 was $212,000 in cash, including transaction costs of $8,250. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11,111 reduction of the purchase price to $200,889 in the first quarter of fiscal 2003. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Clarify's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Clarify's operations are included in the Company's consolidated statements of operations, commencing on November 29, 2001. The Company obtained a valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $65,600 of acquired identifiable intangible assets, $17,400 was assigned to in-process research and development and was written off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". The fair value assigned to core technology was $13,400 and is being amortized over two years commencing on November 29, 2001. The fair value assigned to customer arrangements was $34,800 and is being amortized over three years commencing on November 29, 2001. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, following the settlement was $147,734, of which $144,182 is tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of Clarify is not amortized.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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
                                                              --------
                                                              $200,889
                                                              ========

  CERTEN

     On July 2, 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen Inc. ("Certen", which was renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition the Company had related transaction costs of approximately $5,000. The Company and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. This acquisition expanded the Company's Managed Services operation and positioned it as a major provider of Managed Services to the communications industry, and was its next logical step in the evolution of the Company's relationship with Bell. In addition, as a result of this acquisition, the Company continued to develop an integrated billing platform to replace legacy systems built on a product-by-product basis. Prior to this acquisition, Bell's ownership interest in Certen was 90% and the Company owned the remainder. As a result of the acquisition, Certen is now a wholly owned subsidiary of the Company. Since Certen's inception, the Company has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. The Company now has a major billing operations Managed Services agreement with Bell through December 2010.

     The acquisition was accounted for using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Certen's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Certen's operations are included in the Company's consolidated statements of operations, commencing on July 2, 2003. The Company is in the process of obtaining a valuation of the intangible assets acquired in the Certen transaction. A final determination of purchase accounting adjustments will be made following the completion of the valuation. The total purchase price is being allocated to Certen's assets and liabilities, including identifiable intangible, based on their respective estimated fair values, on the date the transaction was consummated. Because the Company had a preexisting right to utilize the Amdocs billing software and customization prior to the acquisition, the software and customization on Certen's books has no value to the Company. The value of the acquired customer arrangement was made by applying the income forecast method. The value assigned to the customer arrangement was $33,415 and is being amortized over seven and half years commencing on July 2, 2003 (the remaining life of the Managed Services agreement). The excess of the purchase price over the fair value of the net assets and identifiable intangible acquired, or goodwill, was $104,796, which is not tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of Certen is not amortized. In addition, deferred taxes were recognized for the difference between the book and tax basis of certain assets and liabilities.

     As mentioned above, prior to the acquisition Bell's ownership interest in Certen was 90% and the Company owned the remainder, and therefore the Company accounted for the investment in Certen under

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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
                                                          ========   ========

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

(4) In fiscal 2002, the Company recorded pretax charges of $5,500 to adjust the carrying value of two investments, accounted for by the Company under the cost method. The declines in the fair values of the investments were judged to be other than temporary and, therefore, the cost basis was written down. The write-downs were taken due to the severe financial difficulties the individual companies were facing, combined with a lack of earnings potential and other going concern issues in accordance

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

    with SAB 59, "Accounting for Noncurrent Marketable Equity Securities." Further, the fair value of each investee had been substantially less than the cost of the investment and the Company's management did not expect a recovery in fair value. Some of the companies have ceased operations and the others are privately-held companies with minimal operations. All of the companies were small private companies that had prospects for developing technology that might be of interest to the Company. In fiscal 2001, the Company recorded pretax charges of $6,750 to adjust the carrying value of four investments, accounted for by the Company under the cost method. Following these adjustments, as of September 30, 2002, the Company had one remaining investment, the investment in Certen. As of September 30, 2003, following the acquisition of Certen and the adjustments described above, all the Company's remaining cost method investments are presented at nil fair value.

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
                                                          ========   ========

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                                                                YEAR ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                            2003   2002   2001
                                                            ----   ----   ----
Statutory Guernsey tax rate...............................   20%    20%    20%
Guernsey tax-exempt status................................  (20)   (20)   (20)
Foreign taxes.............................................   30     28     30
Valuation allowance.......................................   (5)    --     --
                                                            ---    ---    ---
Income tax rate before effect of acquisition-related
  costs, restructuring charges and gains from the
  repurchases of convertible notes........................   25     28     30
Effect of:
  Acquisition-related costs...............................   --     59     33
  Restructuring charges...................................   --     30     --
  Gains from the repurchases of convertible notes.........   --    (10)    --
                                                            ---    ---    ---
                                                             25%   107%    63%
                                                            ===    ===    ===

     As a Guernsey company with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes. Effective October 1, 2002, the Company adopted SFAS No. 142. As a result, the Company no longer amortizes goodwill, the majority of which is not tax-deductible. Therefore, this non tax-deductible item did not negatively impact the Company's effective tax rate in fiscal 2003.

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

     As of September 30, 2003 the Company estimated that operating losses related to its Canadian subsidiary would be realized through future taxable earnings. As a result, related valuation allowance of $13,282 was released through the income tax provision. The decrease in the Company's effective tax rate following the release of the valuation allowance was reflected in the Company's results of operations. As of September 30, 2002, the Company estimated that operating losses incurred by the subsidiary prior to the Company's acquisition of that company in April 2000 would be realized through future taxable earnings. As a result, the related valuation allowance of $8,957 was released as an offsetting reduction of the goodwill recorded in that transaction. As of September 30, 2003, there was no valuation allowance balance. The valuation allowance related to the Company's Canadian subsidiary was changed during fiscal 2003 due to changes in timing differences prior to the Company's conclusion that the operating losses related to this subsidiary would be realized through future taxable earnings.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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
                                              ------
                                              $2,750
                                              ======

NOTE 12 -- CONVERTIBLE NOTES

     In May 2001 the Company issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "2% Notes"). The Company is obligated to pay interest on the 2% Notes semi-annually on June 1 and December 1 of each year. The 2% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all of existing and future senior unsecured indebtedness of the Company. The 2% Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares of the Company at a conversion rate of 10.8587 shares per one thousand dollars principal amount, representing a conversion price of approximately $92.09 per share. The 2% Notes are subject to redemption at any time on or after June 1, 2006, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The 2% Notes are subject to repurchase, at the holders' option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. Due to the high conversion price for the 2% Notes, it is likely that the holders of the 2% Notes will require the Company to redeem their 2% Notes on June 1, 2004. The Company may choose to pay the repurchase price in cash, Ordinary Shares or a combination of cash and Ordinary Shares. As of September 30, 2003, the 2% Notes are presented as current liabilities.

     On July 23, 2002, the board of directors authorized the Company to repurchase the 2% Notes, in such amounts, at such prices and at such times considered appropriate. Such repurchases may be made on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws and the terms of the 2% Notes. During the fourth quarter of fiscal 2003, the Company repurchased $44,600 aggregate principal amount of the 2% Notes at an average price of $990 per $1,000 principal amount, resulting in a gain of $448. During the fourth quarter of fiscal 2002, the Company repurchased $54,946 aggregate principal amount of the 2% Notes at an average price of $890 per $1,000 principal amount, resulting in a gain of $6,012. See Note 14. The Company funded these repurchases, and intends to fund any future repurchases, with available funds. As of September 30, 2003, $400,454 aggregate principal amount of the 2% Notes was outstanding.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     During the three months ended December 31, 2003, the Company repurchased $5,000 aggregate principal amount of the 2% Notes for an aggregate purchase price of $4,987.

     On June 1, 2004, the Company completed a cash offer for the 2% Notes. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require the Company to repurchase on June 1, 2004 all or any part of such holder's notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, the Company had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares. The Company elected to pay for the notes solely with cash. The Company accepted for payment $395,110 principal amount of 2% Notes surrendered for repurchase pursuant to the offer. The untendered $344 principal amount of 2% Notes will remain as obligations of the Company, due June 1, 2008, in accordance with their terms.

     On March 5, 2004, the Company issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Company used $170,061 of the net proceeds from the sale of the 0.50% Notes to repurchase 6,074 ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the offering.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

2004, 2005, 2006, 2007, 2008 and thereafter, respectively. Of the $122,669 net operating leases, net of $23,818 of sublease income, $9,006 has been included in accrued restructuring charges as of September 30, 2003.

     Rent expense, including accruals for future lease losses, was approximately $33,039, $39,141 and $40,506 for fiscal 2003, 2002 and 2001, respectively.

  LITIGATION

     On December 2, 2003 the Company announced that the United States District Court for the Eastern District of Missouri had issued an order granting the Company's motion to dismiss the securities class action lawsuits that had been pending against the Company and certain of its directors and officers since June 2002. The court's order also directed that judgment be entered in favor of the defendants. The consolidated complaint filed in the action alleged that the Company and the individual defendants had made false or misleading statements about the Company's business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. On December 29, 2003, the lead plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit from the final judgment entered on December 1, 2003.

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

     Following the Company's acquisition of Certen (see Note 3) and commencing on the acquisition date, July 2, 2003, the Company maintains several non-contributory defined benefit plans that provide for

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

pension, other retirement and post employment benefits for the Certen employees based on length of service and rate of pay. The funding policy is to make contributions to the plans based on various generally accepted actuarial methods. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in units of the BCE Master Trust Fund, a Trust established by Bell.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

     On July 28, 2004, the Company announced that its board of directors had extended the share repurchase program for the additional repurchase of up to $100,000 of its Ordinary Shares in open market or privately negotiated transactions and at times and prices the Company deems appropriate. In accordance with this extension, as of August 10, 2004, the Company had repurchased 2,219 Ordinary Shares, at an average price of $21.10 per share.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

     The effect of the 2% Notes on diluted earnings (loss) per share was anti-dilutive for the years ended September 30, 2003, 2002 and 2001, and therefore was not included in the calculation above. The weighted average effect of the repurchase of Ordinary Shares by the Company has been included in the calculation of basic earnings (loss) per share. See Note 17.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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
                                           ==========   ==========   ==========

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  SALES TO SIGNIFICANT CUSTOMERS

     The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

                                                                YEAR ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                            2003   2002   2001
                                                            ----   ----   ----
Nextel Communications group...............................   15%    12%    10%
SBC Communications Inc. group(1)..........................   11     11     13
Bell Canada group(2)......................................   11     (*)    (*)
Vodafone group............................................   (*)    10     11

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

NOTE 21 -- OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

  FISCAL YEAR ENDED SEPTEMBER 30, 2003

     In the first quarter of fiscal 2003, the Company implemented a series of measures designed to reduce costs and improve productivity, with targeted quarterly savings of approximately $8,000. As part of this plan, the Company reduced its workforce by approximately 400 employees, representing approximately 4% of the Company's worldwide workforce of 9,000 full-time employees, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

     The restructuring charge associated with these actions and recorded in the first quarter of fiscal 2003 was $9,956. Approximately $4,451 of the total charge was paid in cash as of September 30, 2003. The remaining employee separation costs, are expected to be paid out through the first quarter of fiscal 2004. The remaining facility related costs, are expected to be paid out through June 2008.

     Details of $9,956 Restructuring Charge:

     The Company recorded a charge of $4,011 related to employee separation costs in connection with the termination of employment of software information technology specialists and administrative professionals from various locations around the world. The Company recorded a charge of $4,022 related to facilities, representing rent obligations relating to vacated facilities in Raanana, Israel and St. Louis, Missouri. The Company also recorded a provision of $1,829 for asset write-offs, principally for leasehold improvements in Raanana, Israel and St. Louis, Missouri that were abandoned.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The first quarter of fiscal 2003 restructuring charge is comprised of the following as of September 30, 2003:

                                          EMPLOYEE
                                         SEPARATION                  ASSET
                                           COSTS      FACILITIES   WRITE-OFFS   OTHER    TOTAL
                                         ----------   ----------   ----------   -----   -------
Balance as of October 1, 2002..........   $    --       $   --      $    --     $ --    $    --
Charges................................     4,011        4,022        1,829       94      9,956
Cash payments..........................    (3,890)        (467)          --      (94)    (4,451)
Non cash...............................        --           --       (1,829)      --     (1,829)
Adjustments(1).........................        38         (453)          --       --       (415)
                                          -------       ------      -------     ----    -------
Balance as of September 30, 2003.......   $   159       $3,102      $    --     $ --    $ 3,261
                                          =======       ======      =======     ====    =======

---------------

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar of $81 that were credited to "interest income and other, net" and adjustments of $334 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $453 and an increase of restructuring liabilities related to employee separation costs of $119. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

     The financial savings of these actions, of approximately $8,000 quarterly commencing in the second quarter of 2003, is reflected as a reduction in operating expense. These cost savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, new Managed Services agreements and increased revenue, may require an increase in headcount and other increased spending.

  FISCAL YEAR ENDED SEPTEMBER 30, 2002

     In the fourth quarter of fiscal 2002, the Company implemented a cost reduction program targeted to reduce costs by approximately $30,000 quarterly in response to a decline of the forecasted revenue for the third and fourth quarters of fiscal 2002. The decline resulted from, among other factors, slowdowns in customer buying decisions in the third quarter of fiscal 2002, stemming from overall reductions in the capital investment budgets of many communications service providers, leading to fewer new contracts than expected, as well as from smaller than expected initial spending commitments and reduced discretionary spending under contracts with some customers.

     The restructuring charge associated with these actions and recorded in the fourth quarter of fiscal 2002 was $20,919. Approximately $15,933 of the total charge was paid in cash as of September 30, 2003. The remaining employee separation costs, are expected to be paid out through the first quarter of fiscal 2004. The remaining facility related costs, are expected to be paid out through April 2012.

     Details of $20,919 Restructuring Charge:

     The Company recorded a charge of $11,353 related to employee separation costs in connection with the termination of employment of approximately 1,000 employees, representing approximately 10% of the Company's worldwide workforce of 9,900 full-time employees. The actual number of employees terminated approximated original estimates. There was not a single group of employees or business function that was solely impacted by these measures; instead it impacted information technology specialists and administration professionals across a broad range of functions according to the areas with reduced activities. The Company recorded a charge of $7,880 related to facilities, representing rent obligations

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

relating to vacated facilities in various locations in Canada, Israel and the United States. The Company also recorded a provision of $1,584 for asset write-offs, principally for leasehold improvements in Canada, Israel and the United States that were abandoned.

     The fourth quarter of fiscal 2002 restructuring charge is comprised of the following as of September 30, 2003:

                                         EMPLOYEE
                                        SEPARATION                  ASSET
                                          COSTS      FACILITIES   WRITE-OFFS   OTHER    TOTAL
                                        ----------   ----------   ----------   -----   -------
Balance as of October 1, 2001.........   $    --      $    --      $    --     $ --    $    --
Charges...............................    11,353        7,880        1,584      102     20,919
Cash payments.........................    (8,053)        (456)          --      (57)    (8,566)
Non cash..............................        --           --       (1,584)      --     (1,584)
                                         -------      -------      -------     ----    -------
Balance as of September 30, 2002......     3,300        7,424           --       45     10,769
Cash payments.........................    (3,240)      (4,082)          --      (45)    (7,367)
Adjustments(1)........................        22         (148)          --       --       (126)
                                         -------      -------      -------     ----    -------
Balance as of September 30, 2003......   $    82      $ 3,194      $    --     $ --    $ 3,276
                                         =======      =======      =======     ====    =======

---------------

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar of $21 that were credited to "interest income and other, net" and adjustments of $105 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $148 and an increase of restructuring liabilities related to employee separation costs of $43. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

     The financial savings of these actions of approximately $30,000 quarterly commencing in the first quarter of fiscal 2003 is reflected as a reduction in operating expense. These cost savings may not be permanent as increased activity levels resulting from, among other factors, acquisitions, Managed Services agreements and increased revenue, may require an increase in headcount and other increased spending.

     In the first quarter of fiscal 2002, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility and closed the Stamford facility.

     The restructuring charge associated with this action and recorded in the first quarter of fiscal 2002 was $13,311. Approximately $5,996 of the total charge was paid in cash as of September 30, 2003. The remainder of the charge, comprised of facility related costs, is expected to be paid out through August 2008.

     Details of $13,311 Restructuring charge:

     Approximately $6,255 of the total restructuring charge related to facilities and represented rent obligations outstanding for the Stamford site. Approximately $4,126 of the total restructuring charge related to the write-off of leasehold improvements at the Stamford site that were abandoned. The Company also recorded a provision of $2,530 related to employee separation costs in connection with the termination of employment of 166 employees.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The restructuring charge related to the consolidation of the Stamford and Champaign facilities is comprised of the following as of September 30, 2003:

                                        EMPLOYEE
                                       SEPARATION                  ASSET
                                         COSTS      FACILITIES   WRITE-OFFS   OTHER    TOTAL
                                       ----------   ----------   ----------   -----   -------
Balance as of October 1, 2001........   $    --      $    --      $    --     $  --   $    --
Charges..............................     2,530        6,255        4,126       400    13,311
Cash payments........................    (2,473)      (2,592)          --        (5)   (5,070)
Non cash.............................        --           --       (4,126)       --    (4,126)
                                        -------      -------      -------     -----   -------
Balance as of September 30, 2002.....        57        3,663           --       395     4,115
Cash payments........................        --         (785)          --      (141)     (926)
Adjustments(1).......................       (57)        (168)          --      (254)     (479)
                                        -------      -------      -------     -----   -------
Balance as of September 30, 2003.....   $    --      $ 2,710      $    --     $  --   $ 2,710
                                        =======      =======      =======     =====   =======

---------------

(1) Reflects adjustments of $479 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $168, a decrease of restructuring liabilities related to employee separation costs of $57 and a decrease in other related costs of $254. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

     The operating costs related to the Stamford site that were eliminated were approximately $8,500 in its last quarter of activity.

     Actual future cash requirements may differ materially from the accrual as of September 30, 2003, particularly if actual sublease income differs significantly from current estimates.

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

     The hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in forward rates for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. The effective portion of the change in the fair value of forward exchange contracts, which are classified as cash flow hedges, is recorded as

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

comprehensive income until the underlying transaction is recognized in earnings. For fair value hedges, changes in the fair value of forward exchange contracts offset the change in the fair value of the hedged item to the extent of the arrangement's effectiveness. Any residual change in fair value of the forward contracts, such as time value, excluded from effectiveness testing for hedges of estimated receipts from customers, is recognized immediately in "interest income and other, net". Hedge ineffectiveness, if any, is also included in current period in earnings in "interest income and other, net".

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

     The fair value of the open contracts recorded by the Company in its consolidated balance sheets as an asset or a liability is as follows:

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2003       2002
                                                              --------   --------
Prepaid expenses and other current assets...................  $ 7,447    $ 1,165
  Accrued expenses and other current liabilities............   (2,138)    (8,290)
                                                              -------    -------
  Net fair value............................................  $ 5,309    $(7,125)
                                                              =======    =======

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

(2) In fiscal 2002, the fiscal quarter ended December 31, 2001 included a restructuring charge and purchased in-process research and development expense of $13,311 and $17,400, respectively, and the fiscal quarter ended September 30, 2002 included a restructuring charge and gain from the repurchases of 2% Notes of $20,919 and $6,012, respectively.

                                 AMDOCS LIMITED

                          FINANCIAL STATEMENT SCHEDULE
                       VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                                  ACCOUNTS             VALUATION
                                                                 RECEIVABLE        ALLOWANCES ON NET
                                                                 ALLOWANCES       DEFERRED TAX ASSETS
                                                              -----------------   -------------------
Balance as of October 1, 2000...............................      $   6,868            $  16,743
Additions:
  Charged to costs and expenses.............................             --               11,164
  Charged to revenue........................................            899                   --
Deductions..................................................         (3,649)                  --
                                                                  ---------            ---------
Balance as of September 30, 2001............................          4,118               27,907
Additions:
  Charged to costs and expenses.............................             --                   --
  Charged to revenue........................................          9,082                   --
  Charged to other accounts.................................         13,777(1)                --
Deductions..................................................           (737)             (17,203)
                                                                  ---------            ---------
Balance as of September 30, 2002............................         26,240               10,704
Additions:
  Charged to costs and expenses.............................             --                   --
  Charged to revenue........................................         17,585                   --
  Charged to other accounts.................................             --                2,578(2)
Deductions..................................................        (25,807)(3)          (13,282)(4)
                                                                  ---------            ---------
Balance as of September 30, 2003............................      $  18,018            $      --
                                                                  =========            =========

---------------

(1) Accounts receivable allowance acquired as part of the acquisition of Clarify.

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