Form 20-F
period 2004-09-30
AMDOCS LTD
filed 2004-12-30
CIK 1062579

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT
    OF 1934
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004

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

Ordinary Shares, par value L0.01                              201,334,057(1)
(Title of class)                                              (Number of shares)

---------------
(1) Net of 23,613,623 shares held in treasury. Does not include (a) 25,850,798 ordinary shares reserved for issuance upon exercise of stock options granted under our stock option plan, (b) 195,680 ordinary shares reserved for issuance upon exercise of options granted by companies we have acquired, and
    (c) 10,435,995 ordinary shares reserved for issuance upon conversion of our 0.50% Convertible Senior Notes due 2024, and (d) 2,954 ordinary shares reserved for issuance upon conversion of our 2% Convertible Senior Notes due 2008. As of September 30, 2004, 8,476,277 ordinary shares remained available for future option grants under our stock option plan.

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

     Indicate by check mark which financial statement item the registrant has selected to follow.
                     Item 17 [ ]               Item 18 [X]

                                 AMDOCS LIMITED
                            ------------------------

                                   FORM 20-F

           ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004
                            ------------------------

                                     INDEX

                                   PART I
Item 1.    Identity of Directors, Senior Management and Advisors.......    3
Item 2.    Offer Statistics and Expected Timetable.....................    3
Item 3.    Key Information.............................................    3
Item 4.    Information on the Company..................................   15
Item 5.    Operating and Financial Review and Prospects................   27
Item 6.    Directors, Senior Management and Employees..................   45
Item 7.    Major Shareholders and Related Party Transactions...........   53
Item 8.    Financial Information.......................................   54
Item 9.    The Offer and Listing.......................................   54
Item 10.   Additional Information......................................   55
Item 11.   Quantitative and Qualitative Disclosure about Market Risk...   63
Item 12.   Description of Securities Other than Equity Securities......   65

                                  PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.............   65
Item 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds.............................................   65
Item 15.   Controls and Procedures.....................................   65
Item 16A.  Audit Committee Financial Expert............................   65
Item 16B.  Code of Ethics..............................................   65
Item 16C.  Principal Accountant Fees and Services......................   66
Item 16D.  Exemption From the Listing Standards for Audit Committees...   67
Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
           Purchasers..................................................   67

                                  PART III

Item 17.   Financial Statements........................................   69
Item 18.   Financial Statements........................................   69
Item 19.   Exhibits....................................................   69

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

     We own or have rights to trademarks or trade names that we use in conjunction with the sale of our products and services, including, without limitation, each of the following: Amdocs(TM), Ensemble(TM), AmdocsEnabler(TM) and Clarify(TM.)

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2004 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent auditors. You should read the information presented below in conjunction with those statements.

     The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.

                                                      YEAR ENDED SEPTEMBER 30,
                                   --------------------------------------------------------------
                                      2004         2003         2002         2001         2000
                                   ----------   ----------   ----------   ----------   ----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..........................  $1,773,732   $1,483,327   $1,613,565   $1,533,910   $1,118,320
Operating income(1)(2)(3)(4).....     296,200      210,418       49,161      159,281       74,124
Net income (loss)(5).............     234,860      168,883       (5,061)      66,386        5,978
Basic earnings (loss) per
  share..........................        1.13         0.78        (0.02)        0.30         0.03
Diluted earnings (loss) per
  share..........................        1.10         0.77        (0.02)        0.29         0.03
Dividends declared per share.....          --           --           --           --           --

                                                        AS OF SEPTEMBER 30,
                                   --------------------------------------------------------------
                                      2004         2003         2002         2001         2000
                                   ----------   ----------   ----------   ----------   ----------
                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets.....................  $2,863,884   $2,877,517   $2,540,094   $2,624,436   $1,935,085
Long term obligations
  2% Convertible Notes due June
     1, 2008(5)..................         272      400,454      445,054      500,000           --
  0.50% Convertible Senior Notes
     due 2024(6).................     450,000           --           --           --           --
  Long-term portion of capital
     lease obligations...........       4,112       23,825       15,138       24,779       23,417
Shareholders' equity(7)..........   1,444,190    1,591,600    1,416,275    1,512,091    1,430,772

                                                   ORDINARY SHARES    ADDITIONAL
                                                   ----------------    PAID-IN
                                                   SHARES    AMOUNT    CAPITAL     TREASURY STOCK
                                                   -------   ------   ----------   --------------
                                                                   (IN THOUSANDS)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
  DATA:
Balance as of September 30, 2000.................  221,165   $3,539   $1,784,816     $      --
  Employee stock options exercised...............    1,463       21       13,946            --
  Tax benefit of stock options exercised.........       --       --        7,345            --
  Stock options granted..........................       --       --          183            --
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2001.................  222,628    3,560    1,806,290            --
  Employee stock options exercised...............      687       12        5,149            --
  Tax benefit of stock options exercised.........       --       --        6,808            --
  Expense related to vesting of stock options....       --       --           98            --
  Repurchase of shares(7)........................   (7,732)      --           --      (109,281)
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2002.................  215,583    3,572    1,818,345      (109,281)
  Employee stock options exercised...............      475        8        2,312            --
  Tax benefit of stock options exercised.........       --       --          262            --
  Expense related to vesting of stock options....       --       --           37            --
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2003.................  216,058    3,580    1,820,956      (109,281)
  Issuance of ordinary shares related to
     acquisition, net(8).........................      561       --          747        14,392
  Employee stock options exercised...............    1,157       21       12,056            --
  Tax benefit of stock options exercised.........       --       --        3,094            --
  Stock options granted, net of foreitures.......       --       --          749            --
  Repurchase of shares(7)........................  (16,442)      --           --      (407,527)
  Expense related to vesting of stock options....       --       --            6            --
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2004.................  201,334   $3,601   $1,837,608     $(502,416)
                                                   =======   ======   ==========     =========

---------------

(1) In fiscal 2000, we recorded acquisition-related charges of $75,617, relating to our acquisitions of International Telecommunication Data Systems, Inc. ("ITDS") in November 1999 and Solect Technology Group Inc. ("Solect") in April 2000, in stock-for-stock transactions. These charges included write-offs of purchased in-process research and development and other indirect acquisition-related costs. In addition, fiscal 2000 includes $104,268 of amortization of goodwill related to our acquisitions.

(2) Fiscal 2001 includes $204,566 of amortization of goodwill related to our acquisitions.

(3) In fiscal 2002, we recorded acquisition-related charges for in-process research and development of $17,400, relating to our November 2001 acquisition from Nortel Networks Corporation of substantially all of the assets of its Clarify business ("Clarify") for cash. We also recorded restructuring charges of $34,230 relating to the closure of our Stamford, Connecticut data center and our cost reduction program. In addition, fiscal 2002 includes $204,561 of amortization of goodwill related to our acquisitions.

(4) In fiscal 2003, we recorded a restructuring charge of $9,956 related to our cost reduction program and an acquisition-related charge of $4,133 related to our July 2003 acquisition from Bell Canada of its 90% ownership interest in Certen Inc. ("Certen") for cash. Prior to this acquisition, we had 10% ownership interest in Certen. This charge reflects our 10% share in Certen's pre-acquisition results. Effective October 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and no longer amortize goodwill.

(5) In May 2001, we issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "2% Notes"). During the first quarter of fiscal 2004, we repurchased $5,000 aggregate principal amount of 2% Notes for an aggregate purchase price of $4,987. During fiscal 2003 and 2002, we repurchased $44,600 and $54,946 aggregate principal amount of 2% Notes, respectively. In fiscal 2004, 2003 and 2002, we recorded gains of $13, $448 and $6,012, respectively, relating to the repurchases of 2% Notes. On June 1, 2004, we purchased $395,110 in aggregate principal amount of 2% Notes that had been tendered pursuant to the right of the holders to require us to purchase their 2% Notes on such date at a price equal to 100% of the principal amount plus accrued and unpaid interest. Of the $344 principal amount of untendered 2% Notes, $72 was subsequently purchased by us at a price of 100% of their principal amount and the balance remains as our outstanding obligations, in accordance with their terms.

(6) In March 2004, we issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due March 15, 2024 (the "0.50% Notes").

(7) In accordance with a share repurchase program authorized by our Board of Directors, we repurchased 4,990 ordinary shares, at an average price of $24.82 per share, during the first quarter of fiscal 2004. In connection with our acquisition of XACCT Technologies Ltd. ("XACCT"), our Board of Directors approved the repurchase of ordinary shares to offset the dilutive effect of share issuances in the acquisition. The closing of the acquisition occurred in February 2004, and we repurchased 484 ordinary shares in February 2004, at an average price of $27.67 per share. In connection with our issuance of the 0.50% Notes, the Board of Directors approved the repurchase of ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions, concurrently with the sale of the 0.50% Notes, to offset the dilutive effect of the ordinary shares issuable upon conversion of the 0.50% Notes. The closing of the sale of the 0.50% Notes occurred in March 2004, and we repurchased 6,074 ordinary shares, for an aggregate purchase price of $170,061, out of the 10,436 ordinary shares issuable upon conversion of the 0.50% Notes, based on a conversion rate of 23.1911 shares per $1,000 principal amount. In July 2004, we announced that our Board of Directors had extended our share repurchase program for the additional repurchase of up to $100,000 of our ordinary shares in open market or privately negotiated transactions and at times and prices we deem appropriate. In accordance with this extension we repurchased 4,894 ordinary shares, at an average price of $20.40 per share.

(8) On February 19, 2004, we acquired XACCT, a privately-held provider of mediation software to communications service providers. We acquired XACCT's outstanding shares for $28,425, of which $13,286 was paid in cash and the balance in 561 of the Company's ordinary shares valued at $15,139.

RISK FACTORS

  WE ARE EXPOSED TO GENERAL GLOBAL ECONOMIC AND MARKET CONDITIONS, PARTICULARLY THOSE IMPACTING THE COMMUNICATIONS INDUSTRY.

     Developments in the communications industry, such as the impact of general global economic conditions, continued industry consolidation, the formation of alliances among network operators and service providers, and changes in the regulatory environment have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced the high growth rates that the communications industry had previously experienced, and have caused the market value, financial results and prospects, and capital spending levels of many communications companies to decline or degrade. In recent years, the communications industry has experienced significant financial pressures that have caused many in the industry to cut expenses and limit investment in capital intensive projects and have led to numerous restructurings and bankruptcies. Recent communications company mergers may have a material adverse effect on our results of operations.

     The need for communications providers to control operating expenses and capital investment budgets has resulted in slowed customer buying decisions, as well as price pressures. Due to adverse conditions in the business environment for communications companies in fiscal 2002 and fiscal 2003, our revenues declined in the second half of fiscal 2002 and continued to decline in the first quarter of fiscal 2003. As a result, we undertook restructuring programs in fiscal 2002 and fiscal 2003 to reduce costs. Although the decline in our quarterly revenue halted in the second quarter of fiscal 2003, adverse market conditions in the future could have a negative impact on our business by reducing the number of new contracts we are able to sign and the size of initial spending commitments, as well as decreasing the level of discretionary spending under contracts with existing customers. In addition, a further slowdown in the buying decisions of communications providers could extend our sales cycle period and limit our ability to forecast our flow of new contracts.

  IF WE FAIL TO ADAPT TO CHANGING MARKET CONDITIONS AND CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS, OUR BUSINESS COULD BE HARMED.

     We may be unable to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, it could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for Managed Services we provide to customers under long-term service agreements. These Managed Services include services, such as system modernization and consolidation, operation of data centers, ongoing support, maintenance, system modification, billing and communications facility management.

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

  WE MAY SEEK TO ACQUIRE COMPANIES OR TECHNOLOGIES, THAT COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

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

     Our business is dependent on a limited number of significant customers. Our three largest groups of customers are comprised of Bell Canada, Nextel Communications ("Nextel") and SBC Communications Inc. ("SBC") and certain of their subsidiaries, each of which accounted for more than 10% of our revenue in fiscal 2004. Aggregate revenue derived from the multiple business arrangements we have with our five largest customer groups accounted for approximately 61% of our revenue in fiscal 2004. SBC has historically been one of our largest shareholders, and, as of November 24, 2004, it beneficially owned approximately 6.3% of our outstanding ordinary shares. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition.

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

     - the size and timing of significant customer projects and license and service fees,

     - delays in or cancellations of significant projects by customers,

     - changes in operating expenses,

     - increased competition,

     - changes in our strategy,

     - personnel changes,

     - foreign currency exchange rate fluctuations, and

     - general economic and political conditions.

     Generally, our combined license fee revenue and service fee revenue relating to customization, modification, implementation and integration are recognized as work is performed, using the percentage of completion method of accounting. Given our reliance on a limited number of significant customers, our quarterly results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

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

     Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products typically also requires coordination and agreement across many departments within a potential customer's organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. In fiscal 2002 and fiscal 2003, buying decisions of communications providers were often delayed due to adverse conditions in the business environment, and our sales cycle period lengthened as a result. The lengthening of our sales cycle could reduce growth in our revenue in the future. In addition, the lengthening of our sales cycle contributes to an increased cost of sales, thereby reducing our profitability.

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

     Our restructurings and cost reduction measures reduced the size of our operations. On January 31, 2003, after implementation of the second reduction in our workforce, we employed approximately 7,800 individuals in software and information technology positions, compared to approximately 9,100 on November 30, 2001. Our software and information technology workforce increased to 9,000 positions as of November 30, 2003, primarily as a result of the Certen acquisition in July 2003 and a Managed Services agreement signed in January 2003, and to 9,600 positions as of September 30, 2004. During periods of contraction, we disposed of office space and related obligations in an effort to keep pace with the changing size of our operations. These cost reduction measures included consolidating and/or relocating certain of our operations to different geographic locations. These activities could lead to difficulties and significant expenses related to subleasing or assigning any surplus space. We have accrued the estimated expenses that will result from our restructuring efforts. However, if it is determined that the amount accrued is insufficient, an additional charge could have an unfavorable impact on our consolidated financial statements in the period this was determined.

  OUR INTERNATIONAL PRESENCE EXPOSES US TO RISKS ASSOCIATED WITH VARIED AND CHANGING POLITICAL, CULTURAL AND ECONOMIC CONDITIONS WORLDWIDE.

     We are affected by risks associated with conducting business internationally. We maintain development facilities in Canada, Cyprus, Ireland, Israel and the United States, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Recently, we established a new development center in India. Although a majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer base and to expand into new international markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

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

     Of the six development centers we maintain worldwide, our largest development center is located in five different sites throughout Israel. Approximately 45% of our employees are located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring region. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

     While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries. Over the past several years there has been a significant deterioration in Israel's relationship with the Palestinian Authority and a related increase in violence. Efforts to resolve the problem have failed to result in an agreeable solution. Continued violence between the Palestinian community and Israel may have a material adverse effect on our business. Further deterioration of relations with the Palestinian Authority might require more military reserve service by some of our employees, which may have a material adverse effect on our business.

     In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Although Cyprus has joined the European Union, intensive discussions facilitated by the United Nations, the European Union and the United States have not resulted in an agreed-upon plan of reunification for Cyprus. Any major hostilities between Cyprus and Turkey or the failure of the parties to finalize a peaceful resolution may have a material adverse effect on our development facility in Cyprus.

  OUR INTERNATIONAL OPERATIONS EXPOSE US TO RISKS ASSOCIATED WITH FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     Although approximately 45% of our employees are located in Israel and we have operations throughout the world, the majority of our revenues and costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our operating costs is incurred outside the United States in other currencies. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations outside of the United States, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in a particular country is not offset (or is offset with a time delay) by a devaluation of the local currency in relation to the dollar. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

     In addition, a portion of our revenue (approximately 30% in fiscal 2004) is not incurred in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the currencies in which such revenue is incurred and the dollar may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the Euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

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

     Our systems are an integral part of our customers' business operations. The continued and uninterrupted performance of these systems by our customers is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide services to them. Sustained or repeated system failures would reduce the attractiveness of our services significantly, and could result in decreased demand for our products and services.

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

  THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE.

     There can be no assurance that our effective tax rate of 22% for the year ended September 30, 2004 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

     For example, the government of Cyprus has issued a permit to our Cypriot subsidiary pursuant to which its activities are deemed to be offshore activities for Cypriot tax purposes, resulting in an effective tax rate in Cyprus of 4.25%. Our Irish subsidiary entered into an agreement with the Irish Industrial Development Agency by which it qualified for certain job creation grants and, consequently, certain of its activities were deemed to be manufacturing activities for Irish tax purposes, resulting in a corporation tax rate of 10% until December 31, 2002 with respect to such manufacturing activities. Beginning January 1, 2003, our Irish subsidiary became subject to a single corporation tax rate of 12.5%. Pursuant to recently enacted legislation, Israeli companies are generally subject to a company tax rate on taxable income of 35% for 2004, 34% for 2005, 32% for 2006 and 30% thereafter. However, certain production and development facilities of our Israeli subsidiary have been granted a status that allows for taxation at a rate of 25% or lower. The status by which these facilities enjoy reduced taxation is subject to certain time limitations.

     If we fail to meet the conditions upon which certain favorable tax treatment are based, we could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

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

  WE ARE CURRENTLY THE SUBJECT OF A SECURITIES EXCHANGE COMMISSION INVESTIGATION, WHICH COULD NEGATIVELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

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

  THE MARKET PRICE OF OUR ORDINARY SHARES HAS AND MAY CONTINUE TO FLUCTUATE WIDELY.

     The market price of our ordinary shares has fluctuated widely and may continue to do so. During fiscal year 2004, our ordinary shares have traded as high as $30.69 per share and as low as $18.08 per share. Our ordinary shares traded as high as $80.50 per share in fiscal 2001 and as low as $5.85 per share in fiscal 2003. As of December 27, 2004, the closing price of our ordinary shares was $26.22 per share. Many factors could cause the market price of our ordinary shares to rise and fall, including:

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

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY, DEVELOPMENT AND ORGANIZATIONAL STRUCTURE OF AMDOCS

     Amdocs Limited was organized under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing software and services solutions to enable major services providers in North America, Europe and the rest of the world to move toward Integrated Customer Management. Our registered office is located in Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands, and the telephone number at that location is 011-44-1481-728444.

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

     We have pursued acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths. Our acquisition of ITDS in November 1999 enabled us to expand our service offerings and enhanced our ability to provide Managed Services solutions to our customers. In April 2000, we acquired Solect, which enhanced our ability to serve the growing Internet Protocol ("IP") needs of our customers. The acquisition in November 2001 from Nortel Networks Corporation of substantially all of the assets of its Clarify business, which provided Customer Relationship Management ("CRM") software to communications services companies and other enterprise sectors, has positioned us as a leading provider of CRM to the communications industry and, through our addition of Clarify's CRM software to our product offerings, reinforced our leadership in delivering a comprehensive portfolio of business software applications. In July 2003, we purchased Bell Canada's 90% ownership interest in Certen, which we formed with Bell Canada in January 2001. This acquisition expanded our Managed Services offerings and positioned us as a leading provider of Managed Services to the communications industry. As a result of the acquisition, Certen is now our wholly owned subsidiary. In February 2004, we acquired XACCT, a provider of mediation software to communications service providers.

     In the future, we may consider, as part of our strategy, additional acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     During fiscal 2002 and 2003, we took steps to reduce our costs and achieve increased operational efficiency. In fiscal 2002, we implemented a cost reduction program to reduce costs in response to a decline in our revenue for the third and fourth quarters of fiscal 2002. As part of this cost reduction program, we reduced our workforce by approximately 1,000 software and information technology specialists and administrative professionals and vacated facilities in different centers around the world. In an effort to achieve increased operational efficiency and to more closely monitor and reduce costs, in fiscal 2002 we also consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and closed the Stamford facility. In November 2002, we announced a series of additional measures designed to reduce costs and improve productivity. As part of this plan, we reduced our workforce by approximately 400 software and information technology specialists and administrative professionals and vacated facilities in different centers around the world. In addition, we implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs. As a result of these cost reduction programs, our software and information technology workforce consisted of approximately 7,800 employees as of January 31, 2003. During fiscal 2003, we increased our software and information technology workforce by approximately 1,200 employees, primarily as a result of the Certen acquisition in July 2003 and a Managed Services agreement signed with an affiliate of SBC in January 2003. As of September 30, 2004, our software and information technology workforce had increased to approximately 9,600 employees.

     Our principal capital expenditures for fiscal 2004, 2003 and 2002 have been for computer equipment, for which we spent approximately $50.8 million, $50.5 million and $42.8 million, respectively. Principal capital expenditures currently in progress consist of approximately $4.5 million for additional computer equipment, with the bulk of these expenditures for computer equipment to be located at our facilities in North America and Israel.

BUSINESS OVERVIEW

     Our market focus is primarily the communications industry, and we are a leading provider of software products and services to leading communications service providers in North America, Europe and the rest of the world. We are also expanding on our experience by working with service providers in the financial services sector, since certain of the challenges faced by companies in this sector are similar to those of the communications service providers.

     Our products and services help our customers move toward an integrated approach to customer management, which we refer to as "Integrated Customer Management". Our Integrated Customer Management product offerings consist primarily of billing and customer relationship management systems, which we refer to, collectively, as "Customer Care and Billing Systems", or "CC&B Systems". We refer to customer relationship management products included within CC&B Systems as "CRM" products.

     Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. Consequently, our portfolio includes CRM, order management, mediation, call rating, invoice calculation and preparation, bill formatting, collections, provisioning, content and partner relationship management, support solutions, customer interaction products. We support a wide range of communications services, including wireline, wireless, cable, voice, video, data, broadband, content, electronic and mobile commerce and IP-based services. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent services.

     Due to the complexity of our customers' projects and the expertise required for system support, we also provide information technology, or IT, services, including extensive system implementation, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services, such as the operation of data centers, ongoing support, maintenance services, system modification, the provisions of billing services and communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers. We are also expanding to system integration and providing IT consulting services, such as profit enhancement.

     Since the inception of our business in 1982, we have concentrated on providing software products and services to major communications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of leading communications providers. Our customer base includes major North American, European and other communications companies, including major wireline and wireless companies.

  INDUSTRY BACKGROUND

     Communications Industry

     It is our view that, for close to 20 years, competition in the global communications industry has increased as a result of deregulation and the development of new service technologies. Competition in the U.S. market began to increase in 1984 when AT&T was required to divest its local telephone operations and many new operators began to enter the long distance market. The Telecommunications Act of 1996 increased competition in the United States even further by allowing new and existing local, long distance and cable companies to offer competing services. Our experience tells us that many companies now compete by providing bundled or convergent services, offering combinations of local exchange, long distance, wireless, broadband access, content and electronic and mobile commerce services. Deregulation is also creating opportunities for new ways of doing business, such as wholesaling and reselling communications services. Privatization and deregulation continue to encourage increased competition worldwide. We believe that, as markets are opened to competition, new competitors within these markets typically compete for market share with more established carriers by offering competitive prices, introducing new features and services and being more responsive to customer needs. In parallel, the communications industry has undergone consolidation, as companies seek to broaden their global reach and expand service offerings. In addition, global expansion by multinational companies and concurrent technological advances are opening markets in less developed countries to enhanced communications services and competition.

     In recent years, there has also been a large increase of new communications technologies, including ATM (Asynchronous Transfer Mode), IP, xDSL (a type of Digital Subscriber Line), WiFi (Wireless Fidelity), utilization of cable television infrastructure to provide Internet services, GPRS (General Packet Radio Services), UMTS (Universal Mobile Telecommunications System), WAP (Wireless Application Protocol) for wireless Internet, VoIP (Voice over Internet Protocol), IPTV (Internet Protocol Television) and intelligent networks. Additionally, the directory publishing industry, which we believe is currently dominated by communications companies that are owned by or affiliated with the public telecommunications carriers, is experiencing significant changes due to the introduction of new technologies and distribution platforms, especially Internet directories.

     Information Systems

     While the demand for products and services was negatively affected by the downturn in the communications industry during 2002 and 2003, many communications companies are seeking to upgrade their systems and install new systems that would enable them to move toward Integrated Customer Management and to offer new services. We believe that these communications companies are looking for systems that reduce IT and operational costs, enhance customer management to support customer retention, and support rapid rollout of new marketing packages and advanced data services, as well as the ability to provide customers with single-contact, single-invoice solutions for convergent or bundled services.

     As a result, we believe communications companies require information systems that provide the level of integration, flexibility and scalability they need to improve operational efficiency and to differentiate them from their competitors in an increasingly competitive marketplace. To save scarce capital and operating expenditure resources, some carriers are investing in pre-configured open-architecture software products, which require limited customization, rather than highly customized solutions.

     We believe that, in order to implement efficient, flexible, cost-effective information systems on a timely basis, many new and existing communications companies are looking to buy CC&B Systems from external vendors, rather than developing new systems with internal resources. Moreover, as many communications companies strive to become more customer-oriented, they are concentrating efforts and internal resources on servicing their customers and expanding their service offerings, and many are turning to third-party vendors for their information systems. These factors create significant opportunities for vendors of CC&B Systems and providers of Managed Services, such as Amdocs.

  THE AMDOCS SOLUTIONS

     We believe that our solutions orientation, product-driven approach, commitment to and support of quality personnel and offering of a combination of products and services permit us to offer our customers effective solutions that are both highly innovative and reliable. We believe that our success derives from a combination of the following factors that differentiate us from most of our competitors.

     - Integrated Portfolio of Products. We enable our customers to achieve Integrated Customer Management by providing a portfolio of pre-integrated products that span the entire customer lifecycle. Our portfolio is designed to support Integrated Customer Management across the organization, providing a single platform for aligning business processes around the customer, linking customer-facing business processes and touch points across back-office and front-office systems. Products are pre-integrated for a seamless modular extension of our solution as a service provider moves toward achieving Integrated Customer Management and to ensure fast and reduced-cost implementations.

     - Solutions Combining Products and Services. We offer our customers total solutions that combine products with a broad range of services, including customization, implementation, integration, maintenance, ongoing support and Managed Services. By providing services directly to the customer, we are able to effectively utilize our intricate technical knowledge of our Integrated Customer Management products in the overall execution of a project, helping to ensure delivery and significantly reducing project risk. Our solutions approach differs from the multi-party approach commonly used in the market, in which products developed by a software vendor are implemented by a third-party system integrator. We believe that our approach enhances our ability to provide our customers with timely, cost-effective, low-risk solutions at a consistent level of quality.

     - Functional and Flexible Portfolio. Our Integrated Customer Management products are based on an open, multi-tier, client-server, rule and table-based architecture that provides the functionality, scalability, modularity and adaptability required by communications companies in today's highly competitive market. The open, standard architecture allows products to operate as standalone within existing environments. The flexibility of our Integrated Customer Management products enables our customers to achieve significant time-to-market advantages and reduce their dependence on technical and other staff.

     - Deep Industry Expertise and Highly Skilled Personnel. We are able to offer our customers superior products and services on a worldwide basis in large part because of our highly qualified and trained technical, sales, marketing and managerial personnel. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Primarily based on the skills and knowledge of our employees, we believe that we have developed a reputation for reliably delivering quality solutions within agreed time frames and budgets. We have a global presence and recruitment capabilities and have development centers in Canada, Cyprus, Ireland, Israel and the United States. Recently, we established a new development center in India.

  BUSINESS STRATEGY

     Our goal is to provide advanced information technology software products and related service and support to the world's leading communications companies. We seek to accomplish our goal by pursuing the strategies described below.

     - Continued Focus on the Communications Industry. We intend to continue to concentrate our main resources and efforts on providing strategic information systems to the communications industry. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading communications companies in the wireless, wireline, cable and convergent service sectors. However, we are expanding on our experience by working with service providers in the financial services sector.

     - Target Industry Leaders. We intend to continue to direct our marketing efforts principally toward the major communications companies. We derive a significant portion of our revenues from our customer base of major communications companies in North America, Europe and the Asia-Pacific region. We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the core strength of our business. By targeting industry leaders that require the most sophisticated information systems solutions, we believe that we are best able to ensure that we remain at the forefront of developments in the industry.

     - Deliver Integrated Products and Services Solutions. Our strategy is to provide customers with total systems solutions consisting of our Integrated Customer Management products and our specialized services. By leveraging our product and industry knowledge, we believe that we can provide more effective system integration and implementation services, as well as Managed Services to our customers.

     - Provide Customers with a Broad, Integrated Suite of Products. We seek to provide our customers with a broad suite of products to help them move toward true Integrated Customer Management. For communications service providers, we seek to provide CC&B Systems across all lines of their business, such as wireline, mobile and data. This approach also means that we can support global communications service providers throughout their various international operations. We believe that our ability to provide a broad suite of products helps establish us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

     - Maintain and Develop Long-Term Customer Relationships. We seek to maintain and develop long-term, mutually beneficial relationships with our customers. These relationships generally involve additional product sales, as well as ongoing support, system enhancement and maintenance services. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of the systems provided by us and by the added value we provide through our specialized skills and knowledge. In addition, our strategy is to solidify our existing customer relationships by means of long-term support and maintenance contracts.

  TECHNOLOGY

     We have developed core competencies in various advanced technologies that are used in our Integrated Customer Management products. By utilizing technologies such as rule and table-based design, multi-tier architecture, object-oriented techniques, data mining, web-enabling and open application program interfaces, we are able to provide communications companies with the flexibility required in a highly competitive, dynamic environment. For example, the use of rule and table-based technologies allows communications companies to rapidly implement changes to their marketing and customer service activities, such as new services, price plans, discount schemes and bill formats, without the need to modify system code. Similarly, by drawing on web-enabled, Internet technologies, we have been able to improve access to information by remote users, both internally within a communications company's organization and between the organization and its subscribers. These technologies are integrated in an open, multi-tier, service-oriented architecture. The architecture of our Integrated Customer Management product portfolio includes the key characteristics described below.

     - Scalability. Our Integrated Customer Management products are designed to take full advantage of the proven scalability of the UNIX platform, allowing progressive system expansion, proportional with the customer's growth in business volumes. Using the same software, our Integrated Customer Management products can support operations for small, as well as very large service providers.

     - Modularity. Our Integrated Customer Management product portfolio is comprised of sets of functional modules. Each module can be installed on an individual standalone basis, interfacing with the customer's existing systems, or as part of an integrated Amdocs system environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customer's growing needs and capabilities. The modular approach also preserves the customer's initial investment in Integrated Customer Management products, while minimizing future disruptions and the overall cost of system implementation.

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

  PRODUCTS

     Our product offerings include an extensive library of Integrated Customer Management software products that we have developed to provide comprehensive information systems functionality for communications service providers. Our Integrated Customer Management systems cover the full range of CRM, order management, mediation, real-time rating and billing, including enhanced support for a broad range of billing-related activities, content and partner relationship management, support and customer interaction products, as well as directory publishing services.

     We configure individual Integrated Customer Management modules into families of products, which serve as marketing packages oriented to the needs of specific customer segments. We provide our main CC&B Systems offering in a number of versions to serve the different needs of communications operators in the various network and business segments, such as wireline, wireless, cable, broadband and electronic and mobile commerce. Our main packages include:

     - Amdocs Enabler: offline and online charging products, supporting prepaid and postpaid billing, for voice and next generation services.

     - Amdocs ClarifyCRM: end-to-end customer management products for all operators, providing support for managing customer relationships, including service and support, sales and ordering, and marketing and analytics.

     - Order Management: a real-time ordering system with provisioning capabilities that supports all lines of businesses and enables service providers to launch new services quickly.

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

     - Bill Formatter -- enables the flexible definition and modification of bill formats, according to user requests (e.g., to combine charges from multiple services on to a single bill or to permit certain types of charges to be highlighted).

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

     - Amdocs eCare -- enables residential and corporate customers to use the Internet to self-manage interactions with their communications service providers.

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

     - Marketing and Analytics Solutions -- provide tools to analyze and optimize the key customer metrics that affect a business, including customer acquisition, retention, penetration and lifetime value. Using our products in conjunction with generally available business intelligence tools, our customers can identify usage and other behavioral trends, allowing them to take proactive measures in order to improve retention rates of their high-value customers and focus offers on their best prospective or existing customers either in real-time or using traditional outbound campaigns. As a result, communications providers can track the effectiveness of their strategies and refine them as necessary.

     Our Order Management suite of products consists of modules for each of the following two main categories:

     - Ordering Module -- enables service providers to quickly configure new services and offer them to their customers. To ensure maximum flexibility for new service configurations, the ordering module is supported by preconfigured ordering processes that allow an operator to quickly launch traditional services using industry best practices.

     - Provisioning Module -- enables service providers to access Operational Support Systems applications, such as Network Resource Management and Work Force Management, and use them to quickly deploy new orders and services to their customers.

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

  SERVICES

     We believe that the methodology we employ to enable Integrated Customer Management and to deliver our products and services is one of the key factors that allows us to achieve the time-frame, budget and quality objectives of our customers' projects. Our methodology incorporates rigorous focus on the people, processes and technology of an organization (program management, customer-specific solution development, implementation and integration and operation), as well as active customer participation at all stages to help prioritize and implement time-critical information system solutions that address the customer's individual needs.

     The extent of services provided varies from customer to customer. Some communications service providers prefer a highly customized approach, with extensive modifications to the Integrated Customer Management products and a significant level of ongoing support. In recent years, more of our customers have chosen to implement standard, pre-configured products with limited customization and less ongoing support. We have invested considerable research and development efforts in upgrading our applications suite to address this market requirement and to meet our customers' unique needs.

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

     Once the system becomes operational, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development, and operational support. For substantially all of our customers, the implementation and integration of an initial Integrated Customer Management system has been followed by the sale of additional systems and modules. In recent years, we have established long-term maintenance and support contracts with a number of our customers. These contracts have generally involved an expansion in the scope of support provided, while also ensuring a recurring source of revenue to us.

     As part of our effort to provide comprehensive solutions to our customers, we offer a broad suite of consulting, integration and Managed Services to support operation of our Integrated Customer Management products. These Managed Services include services, such as system modernization and consolidation, operation of data centers, ongoing support, maintenance, system modification, billing and communications facility management.

     Our business is conducted on a global basis. We maintain five development facilities located in Canada, Cyprus, Ireland, Israel and the United States, operate a support center located in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Recently, we established a new development center in India. Support for implementation and integration activities is typically performed at the customer site. Once the system is operational or is in production, we provide ongoing support and maintenance through a combination of remote support from the development centers and local support at the customer site.

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

  CUSTOMERS

     Our target market is comprised of communications companies that require information systems with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the communications industry and that our Integrated Customer Management product offerings continue to address the market's most sophisticated needs. We have an international orientation, focusing on potential customers in the developed, industrialized countries in North America, Europe, Latin America and the Asia-Pacific region. We are also expanding on our experience by working with service providers in the financial services sector, since the challenges faced by companies in this sector are similar to those of the communications service providers.

     Our customers include global communications leaders, as well as other leading network operators and service providers, as well as directory publishers in the United States and around the world. Our customers include:

    ABN AMRO                                          Rogers AT&T Wireless
    BCP                                               SBC
    Bell Canada                                       Sprint PCS
    BT                                                Telefonica
    CenturyTel                                        Telkom SA
    Cingular Wireless                                 Telstra
    Deutsche Telekom                                  Telus
    Dex Media                                         T-Mobile
    Far EasTone                                       Verizon
    Group Cegetel                                     Vimplecom
    Netcom                                            Vodafone Group
    Nextel                                            Western Wireless

     Our three largest groups of customers are comprised of Bell Canada, Nextel and SBC and certain of their subsidiaries, each of which accounted for more than 10% of our revenue in fiscal 2004. Aggregate revenue derived from the multiple business arrangements we have with our five largest customer groups accounted for approximately 61% of our revenue in fiscal 2004. SBC has historically been one of our largest shareholders, and, as of November 24, 2004, it beneficially owned approximately 6.3% of our outstanding ordinary shares.

     The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

                                                              2004   2003   2002
                                                              ----   ----   ----
North America...............................................  65.9%  62.0%  61.9%
Europe......................................................  27.1   29.8   28.9
Rest of the World...........................................   7.0    8.2    9.2

  COMPETITION

     The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with many independent providers of information systems and services, including CGI Group, Convergys, CSG Systems International, Intec Telecom Systems, Portal Software, and Siebel Systems, with system integrators and providers of IT services, such as Accenture, EDS and IBM Global Services, and with internal information systems departments of large communication companies. We expect continued competition in the communications industry and the entrance of new competitors into the software information systems market in the future.

     We believe that we are able to differentiate ourselves from the competition by, among other things:

     - offering customers a total information system from a single vendor,

     - providing high quality reliable, scalable and modular products,

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

  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. While we continue to upgrade our existing systems, in fiscal 2004 we focused significant research and development efforts on the integration between our products and a unified user interface in order to assist our customers in adopting an Integrated Customer Management strategy. As part of these efforts, we expect to launch Amdocs 6 in calendar 2005. The majority of our research and development expenditures is directed at our billing and CRM systems, and the remainder to directory, content management, mediation, order management products and self service. We believe that our research and development efforts are a crucial element of our strategy and are essential to our success.

     Our software and software systems are largely comprised of software and systems that we have developed and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and certain aspects of our products make use of readily available software components that we license from third parties. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. Our software and software systems have never been the subject of a material intellectual property infringement claim. We rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We also enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information. Additionally, we limit customer access to the source code of our software and software systems. However, these measures taken by us may not be adequate to protect our technology from third-party infringement. In addition, our competitors may also independently develop technologies that are substantially equivalent or superior to ours.

     Our technology is not dependent on patents or licenses from third parties.

     See the discussion under "Operating and Financial Review and Prospects -- Research and Development, Patents and Licenses."

  PROPERTY, PLANTS AND EQUIPMENT

     Facilities

     We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 2,530,000 square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India and the United Kingdom. Our aggregate annual lease costs are approximately $49.0 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of November 30, 2004:

                                                                  AREA
LOCATION                                                       (SQ. FEET)
--------                                                       ----------
United States:
  Chesterfield, MO(*).......................................     180,000
  San Jose, CA..............................................     129,000
  Champaign, IL.............................................     105,000
  Others(*).................................................     222,000
                                                               ---------
     Total..................................................     636,000

Israel:
  Ra'anana..................................................     618,000
  Hod-Hasharon..............................................     202,000
  Haifa(*)..................................................     133,000
  Others....................................................      85,000
                                                               ---------
     Total..................................................   1,038,000

Canada:
  Toronto(*)................................................     244,000
  Montreal..................................................     144,000
  Others....................................................      91,000
                                                               ---------
     Total..................................................     479,000

Cyprus (Limassol)...........................................     103,000
India (Pune)................................................     114,000
United Kingdom(*)...........................................      48,000
Rest of the world(**).......................................     110,000

---------------

 (*) Includes space sublet to third parties.

(**) Includes Argentina, Australia, Brazil, Czech Republic, France, Germany,
     Greece, Hong Kong, Hungary, Indonesia, Ireland, Italy, Japan, Mexico, Poland, Russia, South Africa, Spain, Sweden, Switzerland, Thailand and The Netherlands.

     Our leases expire on various dates between 2004 and 2014, not including various options to extend lease terms.

     Equipment

     We develop our Integrated Customer Management products over a system of UNIX, MVS and Windows 2000/2003 servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Synscsort, CA, Merant, IBM, HP, SUN and BEA. Our data storage is based on equipment from EMC, SUN, NetApp and Hewlett-Packard. Our development servers are connected to approximately 16,000 personal computers owned or leased by us.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs Limited and its subsidiaries including:

     - the factors that affect our business,

     - our revenue and costs for the fiscal years ended September 30, 2004, 2003 and 2002,

     - the reasons why such revenue and costs were different from year to year,

     - the sources of our revenue,

     - how all of this affects our overall financial condition,

     - our capital expenditures for the fiscal years ended September 30, 2004, 2003 and 2002, and

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

OVERVIEW OF BUSINESS AND TREND INFORMATION

     Our market focus is primarily the communications industry, and we are a leading provider of software products and services to that industry. Our Integrated Customer Management product offerings consist primarily of CC&B Systems. Our portfolio also includes a full range of Directory Systems.

     Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, video, data, broadband, content, electronic and mobile commerce and IP based services. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent services. Due to the complexity of our customers' projects and the expertise required for system support, we also provide extensive implementation, system integration, system customization and modification, and ongoing support including data-base management, system enhancement and maintenance services. In addition, we offer "Managed Services", which include services such as the operation of data centers, ongoing support, maintenance services, system modification, the provision of billing services and communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

     Our business is conducted on a global basis. We maintain five development facilities located in Israel, the United States, Cyprus, Ireland and Canada. Recently, we established a new development center in India. We expect the development center in India to grow and support the overall activity of our business worldwide, at comparatively lower operating costs.

     As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. See the discussion below under the caption "Acquisitions".

     We derive our revenue principally from:

     - the initial sales of licenses to use our products and related services, including modification, implementation and integration services,

     - providing Managed Services and other related services for our solutions, and

     - recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry during fiscal years 2003 and 2002, the market value, financial results and prospects, and capital spending levels of communications companies have declined or degraded.

     During fiscal 2004, several communications service providers demonstrated a greater readiness to commit to new projects. Nevertheless, during fiscal years 2003 and 2002, delays in customer buying decisions stemming from rigorous management of operating expenses and overall reductions in the capital investment budgets of many communications service providers led to fewer new contracts, as well as smaller initial spending commitments and reduced discretionary spending under contracts with certain of our customers. As a result of these market conditions, our revenue in the third quarter of fiscal 2002 decreased by more than $75 million from the previous quarter. Revenue continued to decline in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003. During fiscal 2003, the market began to stabilize. As a result, we resumed sequential revenue growth in the second quarter of fiscal 2003. During fiscal 2003, total quarterly revenue increased by 4.6% between the first and second quarters, by 6.2% between the second and third quarters and by 9.2% between the third and fourth quarters, primarily as a result of new Managed Services agreements and our acquisition of Certen in the fourth quarter of fiscal 2003. While we continue to operate in a challenging environment, we believe that our market leadership, together with our expanding relationships with strategic customers and the overall improvement of market conditions, create a firm basis for growth. We expect modest growth in the first quarter of fiscal 2005 and anticipate an increase in our growth rate in the second quarter of fiscal 2005.

     Our quarterly revenue for the last twelve quarters is summarized below (in millions):

                                                       Q1       Q2       Q3       Q4
                                                     ------   ------   ------   ------
Fiscal 2004........................................  $428.3   $442.8   $450.2   $452.4
Fiscal 2003........................................  $339.4   $355.0   $377.2   $411.7
Fiscal 2002........................................  $422.6   $455.3   $380.2   $355.5

     We believe that we are a leading global provider of CC&B Systems. We provide a broad set of billing and CRM products, with proven functionality and scalability, accompanied by a comprehensive range of support services.

     We believe that demand for our CC&B Systems is driven by, among other key factors:

     - the global use of communications services,

     - the emergence of new communications products and services, including IP, video, broadband, data and content services and IPTV,

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

     Revenue from Managed Services arrangements is included in both license and service revenue from the sale of CC&B Systems and Directory Systems. Managed Services projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire relationships. Revenue related to Managed Services agreements in the year ended September 30, 2004 was approximately 40% of total revenue.

ACQUISITIONS

     As part of our strategy, we may pursue acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     In November 2001, we purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business, a leading provider of CRM software to communications companies and other enterprise sectors. This acquisition positioned us as a leading provider of CRM software to the communications industry and, through our addition of Clarify's CRM software to our portfolio of product offerings, reinforced our leadership in delivering Integrated Customer Management software applications. This acquisition completed our CRM product suite, enabling us to deliver a pre-integrated CRM, billing and order management solution and stand-alone communications CRM offering to communications providers. Following the acquisition we integrated the Clarify sales to telecommunication customers into our overall sales efforts. Generally, we sell our ClarifyCRM products to telecommunication customers as integral parts of projects that also include license and service arrangements. Following the acquisition, we have continued to sell Clarify's CRM software to customers other than communications service providers. The total purchase price for Clarify, as of September 30, 2002, was $212.0 million in cash, including transaction costs of $8.3 million. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11.1 million reduction of the purchase price to $200.9 million in the first quarter of fiscal 2003.

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

     In July 2003, we acquired from Bell Canada ("Bell") its 90% ownership interest in Certen, which we formed with Bell in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. Prior to this acquisition, we owned 10% of Certen. As a result of the acquisition, Certen is now our wholly owned subsidiary. Since Certen's inception, we have provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. This acquisition expanded our Managed Services offerings and positioned us as a major provider of Managed Services to the communications industry, and was our next logical step in the evolution of our relationship with Bell. In addition, as a result of this acquisition, we continued to develop an integrated billing platform to replace legacy systems built on a product-by-product basis. The total purchase price for the 90% ownership interest in Certen was approximately $66.0 million in cash. In addition, we incurred transaction related costs of approximately $3.0 million.

     On February 19, 2004, we acquired XACCT, a privately-held provider of mediation software to communications service providers. We acquired XACCT's outstanding shares for approximately $28.0 million, of which approximately $13.0 million was paid in cash and the balance in 560,777 of our ordinary shares, valued at $15.0 million. In addition, we had related transaction costs of approximately $0.8 million. This acquisition further expands the scope of our billing capabilities in the network mediation space, enabling the collection, formatting and distribution of network usage events. With this acquisition, we achieved the capability to support end-to-end event processing, from network mediation through billing, for voice, data, content and commerce prepaid and postpaid transactions. We repurchased 484,500 of our ordinary shares in February 2004 to offset the dilutive effect of shares issued in the acquisition. The fair market value of XACCT's assets and liabilities has been included in our balance sheet and the results of XACCT's operations have been included in our consolidated statement of income, commencing on February 19, 2004.

     For more information on our acquisitions, see Note 3 to the consolidated financial statements included in this document.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

     In the first quarter of fiscal 2003, we announced a series of measures designed to reduce costs and improve productivity and recorded a charge of $10.0 million, consisting primarily of employee separation costs in connection with the termination of employment of approximately four hundred software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and the accrual of rent obligations. The employee terminations occurred at various locations around the world. In addition, we implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

     This cost reduction program is in addition to the measures implemented during the first and fourth quarters of fiscal 2002. In the fourth quarter of fiscal 2002, we recorded a charge of $20.9 million, consisting primarily of employee separation costs in connection with the termination of employment of approximately one thousand software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and the accrual of rent obligations. In the first quarter of fiscal 2002, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, we recorded a restructuring charge of $13.3 million in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and the accrual of rent obligations, with the remainder for employee separation costs.

     During the fourth quarter of fiscal 2004, we increased the accrual related to our unused facilities in Stamford, Connecticut by approximately $4.0 million to reflect the current subleasing market in Stamford.

     For more information on our operational efficiency and cost reduction programs, see Note 21 to the consolidated financial statements included in this document.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $126.4 million, $119.3 million and $124.1 million in the fiscal years ended September 30, 2004, 2003 and 2002, respectively, representing 7.1%, 8.0% and 7.7%, respectively, of our revenue in these fiscal years. While we continue to upgrade our existing systems, in fiscal 2004 we focused significant research and development efforts on the integration between our products and unified user interface in order to enable our customers adopting an Integrated Customer Management strategy. As part of these efforts we expect to launch Amdocs 6 in calendar 2005. The majority of our research and development expenditures is directed at our billing and CRM systems, and the remainder to directory, content management, mediation, order management products and self service. We believe that our research and development efforts are a crucial element of our strategy and are essential to our success. Although we intend to continue to devote resources to research and development as required to maintain and further strengthen our market position, our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. In the near-term, we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on future potential opportunities in the communications industry.

     Our software and software systems are largely comprised of software and systems that we have developed and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and certain aspects of our products make use of readily available software components that we license from third parties. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. Our software and software systems have never been the subject of a material intellectual property infringement claim. We rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We also enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information. Additionally, we limit customer access to the source code of our software and software systems. However, these measures taken by us may not be adequate to protect our technology from third-party infringement. In addition, our competitors may also independently develop technologies that are substantially equivalent or superior to ours.

     The Company's technology is not dependent on patents or licenses from third parties.

CONVERTIBLE NOTES

     In May 2001, we issued $500.0 million aggregate principal amount of 2% Notes due June 1, 2008. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require us to repurchase on June 1, 2004 all or any part of such holder's 2% Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, we had the option to pay for the 2% Notes with cash, ordinary shares or a combination of cash and ordinary shares.

     As of June 1, 2004, holders had tendered to us for repurchase $395.1 million in principal amount of the $395.5 million aggregate principal amount of 2% Notes then outstanding and we purchased the tendered 2% Notes for cash. Subsequently we purchased additional 2% Notes and as of September 30, 2004, $0.3 million principal amount of the 2% Notes remain as our outstanding obligations, in accordance with their terms.

     On March 5, 2004, we issued $450.0 million aggregate principal amount of 0.50% Notes due 2024 through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We used approximately $170.1 million of the net proceeds from the sale of the 0.50% Notes to repurchase approximately 6.1 million ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the offering. We also used net proceeds and other cash resources to repurchase the 2% Notes tendered as of June 1, 2004.

SHARE REPURCHASE PROGRAM

     In November 2003, we announced that our Board of Directors had authorized a share repurchase program of up to five million ordinary shares over the next twelve months. The authorization permitted us to purchase ordinary shares in the open market or privately negotiated transactions and at prices we deemed appropriate. We stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances in connection with acquisitions or pursuant to employee equity plans. During the first quarter of fiscal 2004, we purchased 5.0 million of our ordinary shares under this repurchase program, at a weighted average price of $24.82 per share.

     On July 28, 2004, we announced that our Board of Directors extended the share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in the open market or privately negotiated transactions and at times and prices we deem appropriate. In accordance with this extension, we repurchased in the fourth quarter of fiscal 2004 approximately 4.9 million ordinary shares, at an average price of $20.40 per share.

     On December 20, 2004, we announced that our Board of Directors extended the share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in the open market or privately negotiated transactions and at times and prices we deem appropriate.

OPERATING RESULTS

     The following table sets forth for the fiscal years ended September 30, 2004, 2003 and 2002 certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                              YEAR ENDED SEPTEMBER 30,
                                                              ------------------------
                                                               2004     2003     2002
                                                              ------   ------   ------
Revenue:
  License...................................................    4.3%     4.4%     9.5%
  Service...................................................   95.7     95.6     90.5
                                                              -----    -----    -----
                                                              100.0    100.0    100.0
                                                              -----    -----    -----
Operating expenses:
  Cost of license...........................................    0.3      0.4      0.3
  Cost of service...........................................   63.0     61.2     57.5
  Research and development..................................    7.1      8.0      7.7
  Selling, general and administrative.......................   11.9     13.9     13.9
  Amortization of goodwill and purchased intangible
     assets.................................................    1.0      1.4     14.4
  Restructuring charges, in-process research and development
     and other..............................................     --      0.9      3.2
                                                              -----    -----    -----
                                                               83.3     85.8     97.0
                                                              -----    -----    -----
Operating income............................................   16.7     14.2      3.0
Interest income and other, net..............................    0.3      1.0      1.2
                                                              -----    -----    -----
Income before income taxes..................................   17.0     15.2      4.2
Income taxes................................................    3.7      3.8      4.5
                                                              -----    -----    -----
Net income (loss)...........................................   13.3%    11.4%    (0.3)%
                                                              =====    =====    =====

  FISCAL YEARS ENDED SEPTEMBER 30, 2004 AND 2003

     The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2004, compared to the fiscal year ended September 30, 2003. Following the table is a discussion and analysis of our business and results of operations for such years.

                                            YEAR ENDED SEPTEMBER 30,    INCREASE (DECREASE)
                                            -------------------------   -------------------
                                               2004          2003        AMOUNT        %
                                            -----------   -----------   ---------   -------
                                                       (IN THOUSANDS)
Revenue:
  License.................................  $   76,586    $   65,582    $ 11,004      16.8%
  Service.................................   1,697,146     1,417,745     279,401      19.7
                                            ----------    ----------    --------
                                             1,773,732     1,483,327     290,405      19.6
                                            ----------    ----------    --------
Operating expenses:
  Cost of license.........................       5,022         5,752        (730)    (12.7)
  Cost of service.........................   1,117,810       907,607     210,203      23.2
  Research and development................     126,407       119,256       7,151       6.0
  Selling, general and administrative.....     210,384       206,265       4,119       2.0
  Amortization of purchased intangible
     assets...............................      17,909        19,940      (2,031)    (10.2)
  Restructuring charges and other.........          --        14,089     (14,089)   (100.0)
                                            ----------    ----------    --------
                                             1,477,532     1,272,909     204,623      16.1
                                            ----------    ----------    --------
Operating income..........................     296,200       210,418      85,782      40.8
Interest income and other, net............       4,903        14,759      (9,856)    (66.8)
                                            ----------    ----------    --------
Income before income taxes................     301,103       225,177      75,926      33.7
Income taxes..............................      66,243        56,294       9,949      17.7
                                            ----------    ----------    --------
Net income................................  $  234,860    $  168,883    $ 65,977      39.1
                                            ==========    ==========    ========

     Revenue. Total revenue increased by $290.4 million, or 19.6%, in the year ended September 30, 2004 to $1,773.7 million from $1,483.3 million in fiscal 2003. The increase in total revenue in fiscal 2004 was due to an increase in service revenue attributable to the Managed Services agreements signed during fiscal 2003 and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003. Revenue related to Managed Services agreements was approximately 40% of total revenue. Revenue from the Managed Services agreements entered into during fiscal 2003, including the effect of the Certen acquisition, increased total revenue by approximately $211 million in the year ended September 30, 2004.

     License and service revenue from the sale of CC&B Systems was $1,537.0 million for the year ended September 30, 2004, an increase of $256.6 million, or 20.0%, from the year ended September 30, 2003. Approximately 60% of the increase was attributable to our acquisition of Certen in the fourth quarter of fiscal 2003, approximately $8 million resulted from our acquisition of XACCT in February 2004 and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of CC&B Systems represented 86.7% and 86.3% of our total revenue in fiscal 2004 and 2003, respectively. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to integrate their billing, CRM and order management systems into Integrated Customer Management products and services. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Recently, however, there has been an improvement in market conditions contributing to the increase in revenue in the year ended September 30, 2004.

     License and service revenue from the sale of Directory Systems was $236.7 million for the year ended September 30, 2004, an increase of $33.8 million, or 16.7%, from fiscal 2003. Approximately $62 million of the increase in Directory Systems revenue in fiscal 2004 was attributable to Managed Services agreements. This revenue was partially offset by the completion of certain implementation projects that accounted for $27 million of revenue in the comparable period of fiscal 2003. License and service revenue from the sale of Directory Systems represented 13.3% and 13.7% of our total revenue in fiscal 2004 and 2003, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems will remain relatively stable in fiscal 2005.

     In fiscal 2004, revenue from customers in North America, Europe and the rest of the world accounted for 65.9%, 27.1% and 7.0%, respectively, of total revenue compared to 62.0%, 29.8% and 8.2%, respectively, for the year ended September 30, 2003. Approximately 85% of the increase in revenue from customers in North America was attributable to Managed Services agreements, including the acquisition of Certen, which expanded our activity and revenue from customers in North America, and approximately 15% was attributable to the expansion of relationships with existing customers in North America. The decreased contribution to revenue from customers in Europe relative to customers in North America, as a percentage of revenue, resulted from the relatively greater growth in activity from customers in North America than in Europe during fiscal 2004. Revenue from customers outside of North America and Europe, in absolute amount, was relatively stable in fiscal 2004 compared to fiscal 2003.

     Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In fiscal 2004, cost of license, as a percentage of license revenue, was 6.6% compared to 8.8% in fiscal 2003.

     Cost of Service. The increase in cost of service in fiscal 2004 was 23.2%, which was higher than the 19.6% increase in our total revenue in fiscal 2004, and resulted in a 1.7% decrease in our gross margin, as a percentage of revenue. Our gross margin was affected by the Managed Services agreements signed during fiscal 2003, which we expect to be less profitable in their initial period. The increase in cost of service was also attributable to the $4.0 million increase in the accrual related mainly to our unused facilities in Stamford, Connecticut, which we made in the fourth quarter of fiscal 2004, to reflect the current subleasing market in Stamford. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

     Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. Research and development expense increased by $7.2 million, or 6.0%, in the year ended September 30, 2004 to $126.4 million from $119.3 million in fiscal 2003. Such increase in research and development expense was proportionally less than the increase in our total revenue, and decreased, as a percentage of revenue, from 8.0% of revenue in fiscal 2003 to 7.1% of revenue in fiscal 2004. While we continue to upgrade our existing systems, in fiscal 2004 we focused significant research and development efforts on the integration between our products and unified user interface in order to enable our customers to adopt Integrated Customer Management strategy. As part of these efforts we plan to launch Amdocs 6 in calendar 2005. The majority of our research and development expenditures are directed to our billing and CRM systems, and the remainder to directory, content, mediation, order management solutions and other. Although we intend to continue to devote resources to research and development, our research and development budget, like all of our costs, is sensitive to our overall financial condition. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. See the discussion above under the caption "Research and Development, Patents and Licenses".

     Selling, General and Administrative. Selling, general and administrative expense increased by $4.1 million, or 2.0%, in fiscal 2004 to $210.4 million, from $206.3 million in fiscal 2003. Selling, general and administrative expense was primarily comprised of compensation expense. The increase in selling, general and administrative expense was attributable to the overall increase in our operations, as well as to the increase in our selling and marketing efforts, although the 2% increase was significantly less than the 19.6% increase in our total revenue, due to the impact of the cost reduction programs implemented in fiscal 2003 and 2002.

     Amortization of Purchased Intangible Assets. Amortization of purchased intangible assets for the year ended September 30, 2004 was $17.9 million, compared to $19.9 million in fiscal 2003. The decrease in amortization of purchased intangible assets was due to purchased intangible assets that were fully amortized in fiscal 2003, which was partially offset by amortization of purchased intangible assets acquired in the Certen and XACCT acquisitions.

     Restructuring Charges and Other. The restructuring charges and other in the year ended September 30, 2003 consisted of a restructuring charge of $10.0 million related to the cost reduction program we implemented in the first quarter of fiscal 2003 and a $4.1 million charge reflecting the cumulative effect, in the fourth quarter of fiscal 2003, of our 10% share in Certen's results prior to our acquisition of Certen.

     Operating Income. Operating income increased by $85.8 million, or 40.8%, in the year ended September 30, 2004, to $296.2 million, or 16.7% of revenue, from $210.4 million, or 14.2% of revenue, in fiscal 2003. The increase in operating income in fiscal 2004 resulted from the 19.6% increase in our total revenue, which was partially offset by the 1.7% decrease in our gross margin, as a percentage of revenue, attributable to the relatively lower gross margin of our Managed Services projects in their early stages of implementation, and to the effect of the $14.1 million of restructuring charges and other in the year ended September 30, 2003.

     Interest Income and Other, Net. Interest income and other, net decreased by $9.9 million, or 66.8%, in fiscal 2004 to $4.9 million from $14.8 million in fiscal 2003. The decrease in interest income and other, net was primarily attributable to the decline in interest rates on our short-term interest-bearing investments, which resulted from our decision to shorten the duration of our investments due to volatility in the interest rate environment, and was also affected by the decrease of interest income on debentures issued by Certen to us that was eliminated as a result of the Certen acquisition. In addition, interest income and other, net decreased as a result of capital lease obligations acquired in the Certen acquisition, and, to a lesser extent, to changes in exchange rates of currencies other than the dollar. Although we hedge significant exposures in currencies other than the dollar, currency fluctuations partially affect our interest income and other, net. The decrease in interest income and other, net was partially offset by the net decrease in interest expense related to the repurchase of our 2% Notes in June 2004 and the issuance of the 0.50% Notes in March 2004. See the discussion above under the caption "Convertible Notes".

     Income Taxes. Income taxes for fiscal 2004 were $66.2 million on pretax income of $301.1 million, an effective tax rate of 22% compared to 25% in fiscal 2003. Our effective tax rate is dependent on the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate in fiscal 2004 was due to our continued expansion into countries with lower income tax rates. See the discussion below under the caption "Effective Tax Rate".

     Net Income. Net income was $234.9 million in fiscal 2004, compared to a net income of $168.9 million in fiscal 2003. The increase in net income was attributable to the 19.6% increase in our total revenue and to the effect of the $14.1 million restructuring charges and other in the year ended September 30, 2003. The increase was partially offset by the 1.7% decrease in our gross margin, as a percentage of revenue, attributable to the relatively lower gross margin of our Managed Services projects in their early stages of implementation.

     Diluted Earnings Per Share. Diluted earnings per share were $1.10 for the year ended September 30, 2004, compared to $0.77 in the year ended September 30, 2003.

     In fiscal 2004, we purchased 16.4 million of our ordinary shares, reducing the diluted weighted average number of shares outstanding from 219.9 million in fiscal 2003 to 214.2 million in fiscal 2004.

  FISCAL YEARS ENDED SEPTEMBER 30, 2003 AND 2002

     The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2003, compared to the fiscal year ended September 30, 2002. Following the table is a discussion and analysis of our business and results of operations for such years.

                                            YEAR ENDED SEPTEMBER 30,    INCREASE (DECREASE)
                                            -------------------------   -------------------
                                               2003          2002         AMOUNT       %
                                            -----------   -----------   ----------   ------
                                                        (IN THOUSANDS)
Revenue:
  License.................................  $   65,582    $  153,664    $ (88,082)   (57.3)%
  Service.................................   1,417,745     1,459,901      (42,156)    (2.9)
                                            ----------    ----------    ---------
                                             1,483,327     1,613,565     (130,238)    (8.1)
                                            ----------    ----------    ---------
Operating expenses:
  Cost of license.........................       5,752         5,984         (232)    (3.9)
  Cost of service.........................     907,607       927,353      (19,746)    (2.1)
  Research and development................     119,256       124,082       (4,826)    (3.9)
  Selling, general and administrative.....     206,265       223,551      (17,286)    (7.7)
  Amortization of goodwill and purchased
     intangible assets....................      19,940       231,804     (211,864)   (91.4)
  Restructuring charges, in-process
     research and development and other...      14,089        51,630      (37,541)   (72.7)
                                            ----------    ----------    ---------
                                             1,272,909     1,564,404     (291,495)   (18.6)
                                            ----------    ----------    ---------
Operating income..........................     210,418        49,161      161,257    328.0
Interest income and other, net............      14,759        19,298       (4,539)   (23.5)
                                            ----------    ----------    ---------
Income before income taxes................     225,177        68,459      156,718    228.9
Income taxes..............................      56,294        73,520      (17,226)   (23.4)
                                            ----------    ----------    ---------
Net income (loss).........................  $  168,883    $   (5,061)   $ 173,944
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

     License revenue decreased by $88.1 million, or 57.3%, in the fiscal year ended September 30, 2003 to $65.6 million from $153.7 million in fiscal 2002. Service revenue decreased by $42.2 million, or 2.9%, in the fiscal year ended September 30, 2003 to $1,417.7 million from $1,459.9 million in fiscal 2002. The decrease in license revenue is attributable primarily to the reduction in capital investments by our communications customers, which resulted in our obtaining fewer new contracts than in fiscal 2002 and smaller initial spending commitments under contracts with some of our customers. The significant new contracts that we did obtain in fiscal 2002 were for Managed Services arrangements, which contain only a small license revenue component. We believe that this reduction in capital spending caused our communications customers to shift from purchasing large-scale end-to-end solutions to purchasing more gradual side-by-side installations with fewer users or fewer modules with the possibility of extending orders in the future. In addition, the communications market environment resulted in pricing pressure, particularly with respect to license fees. The decrease in service revenue is attributable to smaller initial spending commitments by our communications customers and reduced discretionary spending under contracts with some of our customers. We did not significantly change our pricing policy for products and services and accordingly, pricing pressure resulted in fewer new customer projects.

     Total quarterly revenue increased by $15.6 million, or 4.6%, between the first and second quarters and by $22 million, or 6.2%, between the second and third quarters. These sequential increases were as a result of new Managed Services agreements signed during fiscal 2003. In addition, total quarterly revenue increased by $34.5 million, or 9.2%, between the third and fourth quarters, consisting of approximately $45 million resulting from new Managed Services agreements signed during fiscal 2003 (including the effect of the Certen acquisition) in the fourth quarter of fiscal 2003, offset by a decrease in the volume of services rendered to existing customers of approximately $10 million.

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

     Revenue from Directory Systems increased by $29.3 million, or 16.9%, in the fiscal year ended September 30, 2003 to $202.9 million from $173.6 million in fiscal 2002. Approximately $47 million of the increase in Directory Systems revenue in fiscal 2003 was attributable to new Managed Services agreements, which signed during fiscal 2003. This revenue was partially offset by completion of certain implementation projects that accounted for approximately $18 million of revenue in fiscal 2002. License and service revenue from the sale of Directory Systems represented 13.7% and 10.8% of our total revenue in fiscal years 2003 and 2002, respectively.

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

     Cost of Service. The decrease in cost of service in fiscal 2003 was 2.1%, which was less than the 8.1% decrease in our total revenue in fiscal 2003, and resulted in a 3.8% decrease in our gross margin, as a percentage of revenue. The decrease in cost of service in fiscal 2003 is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Although our cost of service decreased in fiscal 2003, our gross margin also decreased. The decrease in the gross margin is attributable to the decrease in license revenue of $88.1 million and to the fact that our cost reductions were proportionally less than the decrease in our service revenue. Our gross margin was also affected by new Managed Services projects, which tend to be less profitable in their initial period. We have taken steps to decrease our costs and increase our gross margin. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs".

     Research and Development. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. Research and development expense decreased by $4.8 million, or 3.9%, in the fiscal year ended September 30, 2003 to $119.3 million, or 8.0% of revenue, from $124.1 million, or 7.7% of revenue in fiscal 2002. As a result of our research and development program, in fiscal 2003 we launched major releases of our flagship products -- our billing platform, which we call Amdocs Enabler version 5, and Amdocs ClarifyCRM version 12. Enabler version 5 supports new revenue streams and business models with advanced online charging capabilities and supports multi-market/multi-national operations, all on a single platform. ClarifyCRM version 12 features advanced user interface technology that delivers real-time, relevant, and actionable customer information to the service agent's desktop, transforming the high-volume call center into a more efficient and effective multi-channel customer contact center. We focus significant development efforts on the integration between our products in order to provide Integrated Customer Management to our customers, while continuing to upgrade our existing systems. The majority of our research and development expenditures are aimed to our billing and CRM systems, and the remainder to directory, content and order management solutions. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures.

     Selling, General and Administrative. Selling, general and administrative expense decreased by $17.3 million, or 7.7%, in the fiscal year ended September 30, 2003 to $206.3 million, or 13.9% of revenue, in fiscal 2003 from $223.6 million, or 13.9% of revenue, in fiscal 2002. Selling, general and administrative expense was primarily comprised of compensation expense. The decrease in selling, general and administrative expense is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. Selling, general and administrative expense decreased in fiscal 2003 proportionally with our revenue, resulting in the same percentage of revenue as in fiscal 2002.

     Amortization of Goodwill and Purchased Intangible Assets. Effective as of October 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets", and goodwill related to our acquisitions is no longer amortized. Instead, any such goodwill is subject only to periodic impairment tests. Amortization of goodwill for fiscal 2002 was $204.6 million. Amortization of purchased intangible assets for fiscal 2003 was $19.9 million, compared to $27.2 million in fiscal 2002. Amortization of purchased intangible assets for fiscal 2002 included amortization of purchased intangible assets that were fully amortized in fiscal 2002.

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

     Interest Income and Other, Net. Interest income and other, net, decreased by $4.5 million, or 23.5%, in the fiscal year ended September 30, 2003 to $14.8 million from $19.3 million in fiscal 2002. The decrease in interest income and other, net, is attributable to a decline in interest rates on our short-term interest-bearing investments which resulted in a decrease of $4.5 million in interest income, and to the $6.0 million gain recognized in the fourth quarter of fiscal 2002 from the repurchases of our 2% Notes that was greater than the $0.4 million gain from our repurchases in the fourth quarter of fiscal 2003. These decreases were offset primarily by the decrease in interest expense of approximately $4 million related to the 2% Notes that we repurchased in the fourth quarter of fiscal 2002, and by a decrease of $1.6 million in other interest expenses.

     Income Taxes. Income taxes for fiscal 2003 were $56.3 million on pretax income of $225.2 million, resulting in an effective tax rate of 25%. As a result of the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions, thus goodwill amortization that is not tax-deductible no longer affects our effective tax rate. In fiscal 2002, income taxes were $73.5 million on pretax income of $68.5 million, or 107% of pretax income. This higher effective tax rate in 2002 was attributable to the fact that non-cash amortization of goodwill related to acquisitions (much of which is not tax-deductible) represented a large component of our pretax income. Excluding the effect of such non-deductible non-cash amortization of goodwill (which accounted for 89% of the effective tax rate) and offsetting such 89% by the 10% decrease in the tax rate due to the repurchase of our 2% Notes, our effective tax rate for 2002 would have been 28%. See the discussion below under the caption "Effective Tax Rate".

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

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,190.7 million as of September 30, 2004, compared to $1,290.9 million as of September 30, 2003. The decrease is attributable to the use of approximately $395.1 million to repurchase the 2% Notes, the use of $170.1 million to repurchase ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the sale of the 0.50% Notes, and the use of an additional $237.4 million to repurchase our ordinary shares pursuant to our share repurchase programs and in connection with our acquisition of XACCT, which was partially offset by the net proceeds from the issuance of $450.0 million of the 0.50% Notes in March 2004 and positive cash flows from operations. Net cash provided by operating activities amounted to $344.3 million for fiscal 2004 and $391.8 million for fiscal 2003. Although net income before depreciation and amortization increased in fiscal 2004, cash flows from operations decreased, due primarily to increases in accounts receivable. We currently intend to retain our future operating cash flows to support the further expansion of our business, including investments related to new Managed Services projects and acquisitions. From time to time, we may also repurchase our shares, subject to our Board of Directors' authorization.

     Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

     As of September 30, 2004, we had positive working capital of $813.5 million, compared to positive working capital of $567.3 million as of September 30, 2003. The increase is attributable primarily to cash generated from operating activities and the net proceeds from the issuance of the 0.50% Notes, which was partially offset by use of cash to repurchase the 2% Notes and repurchase our ordinary shares.

     As of September 30, 2004, $0.3 million and $450.0 million aggregate principal amount of our 2% Notes and 0.50% Notes were outstanding, respectively. See the discussion above under the caption "Convertible Notes".

     As of September 30, 2004, we had available short-term general revolving lines of credit totaling $31.0 million, pursuant to which $1.0 million of loans were outstanding. In addition, as of September 30, 2004, we had outstanding letters of credit and bank guarantees from various banks totaling $13.0 million.

     As of September 30, 2004, we had outstanding long-term obligations of $23.3 million in connection with leasing arrangements.

     The following table summarizes our contractual obligations as of September 30, 2004, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

                                                              CASH PAYMENTS DUE BY PERIOD
                                               ---------------------------------------------------------
                                                        LESS THAN
CONTRACTUAL OBLIGATIONS                        TOTAL     1 YEAR     1-3 YEARS   4-5 YEARS   OVER 5 YEARS
-----------------------                        ------   ---------   ---------   ---------   ------------
Convertible notes(*).........................  $460.4     $ 2.3      $  7.0      $451.1        $  --
Financing arrangements.......................     1.6       1.6          --          --           --
Capital lease obligations....................    24.4      20.3         4.1          --           --
Pension funding..............................    32.6       3.4         8.6         6.3         14.3
Non-cancelable operating leases..............   200.0      50.5        99.1        29.2         21.2
                                               ------     -----      ------      ------        -----
                                               $719.0     $78.1      $118.8      $486.6        $35.5
                                               ======     =====      ======      ======        =====

---------------

(*) See the discussion above under the caption "Convertible Notes".

     Our capital expenditures were approximately $54.1 million in fiscal 2004. Approximately 85% of these expenditures consisted of purchases of computer equipment and, the remainder, leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

     As of September 30, 2004, deferred tax assets of $11.4 million, derived from net capital and operating loss carry forwards related to some of our subsidiaries, were offset by valuation allowances due to the uncertainty of the realizing any tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes.

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

EFFECTIVE TAX RATE

     Our effective tax rate for fiscal year 2004 was 22%, compared to 25% in fiscal 2003, due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries.

     Effective October 1, 2002, following the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions. As a result, goodwill amortization that is not tax-deductible no longer affects our effective tax rate.

     In fiscal 2002, our effective tax rate was 107%. This effective tax rate in 2002 was attributable to the fact that non-cash amortization of goodwill related to our acquisitions (much of which is not tax deductible) represented a large component of our pretax income. Excluding the effect of such non-deductible non-cash amortization of goodwill (which accounted for 89% of the effective tax rate) and offsetting such 89% by the 10% decrease in the tax rate due to the repurchase of our 2% Notes, our effective tax rate for 2002 would have been 28%. This high effective tax rate was also adversely affected by the revision we made in our third quarter of fiscal 2002 to our annual estimated pretax income levels.

     We expect a reduction in our effective tax rate in fiscal 2005 from 22% to between 21% and 20%. The reduction is due to our continued expansion into countries with lower income tax rates.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share

     In September 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share" ("Issue 04-8"). Issue 04-8 addresses contingently convertible debt instruments, which are generally convertible into common shares of the issuer after the common stock price has exceeded a predetermined threshold for a specified time period. Currently, the potential dilutive effect of the conversion feature is excluded from diluted earnings per share until the market price contingency is met. Under Issue 04-8 all instruments that have embedded conversion features that are contingent on market conditions indexed to an issuer's share price should be included in diluted earnings per share computations, if dilutive, regardless of whether the market conditions have been met. The effective date of Issue 04-8 is for reporting periods ending after December 15, 2004 (first quarter of our fiscal year 2005). The consensus would be applied retroactively to instruments outstanding at the date of adoption. Diluted earnings per share of all prior periods presented for comparative purposes should be restated to conform to the consensus guidance. For instruments whose terms have been modified prior to the date of adoption, the consensus would apply to terms of instruments in place at the date of adoption, and diluted earnings per share for all prior periods would be restated based upon the modified terms. For instruments that have been cash settled before the date of adoption, restatement of diluted earnings per share is not required. The effect of Issue 04-8 is the increase of weighted average number of shares used for diluted earnings per share calculation by 10.4 million shares underlying our 0.50% Notes, while interest and issuance costs amortization net of tax, would be added to net income. We believe that the change in accounting rules will reduce previously reported quarterly diluted earnings per share by approximately $0.01 per share for each of the third and fourth quarters of fiscal 2004, and by approximately $0.02 per share for fiscal 2004.

CRITICAL ACCOUNTING POLICIES

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

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

     - Goodwill

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

     For arrangements with multiple deliverables, we allocate revenue to each component based upon its relative fair value, which is determined in reliance on the specific objective evidence for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements in similar arrangements.

     Revenue from third-party hardware and software sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

     See Note 2 to the consolidated financial statements included in this document for further information.

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

  TAX ACCOUNTING

     As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. This process involves us estimating our actual current tax exposure, which is accrued as taxes payable, together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

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

  DERIVATIVE AND HEDGE ACCOUNTING

     Approximately 70% of our revenue and 50% of our operating expenses are denominated in U.S. dollar or linked to the U.S. dollar. We enter into foreign exchange forward contracts to hedge a significant portion of our foreign currency exposure to minimize fluctuations in revenue and expenses. The majority of our hedging arrangements are classified as cash flow hedges. Accordingly, changes in the fair value of these forward exchange contracts are recorded in other comprehensive income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

  GOODWILL

     We follow SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

     Effective October 1, 2002, we adopted SFAS No. 142, and we performed the transitional tests of goodwill recorded as of October 1, 2002. Thereafter, an annual impairment test will be performed in the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and there was no impairment at the annual impairment test dates.

  REALIZABILITY OF LONG-LIVED ASSETS

     We are required to assess the impairment of long-lived assets, other than goodwill, tangible and intangible under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", on a periodic basis, and if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

     Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is recorded. We measure fair value using an undiscounted projected future cash flow.

     Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

LITIGATION

     On December 2, 2003 we announced that the United States District Court for the Eastern District of Missouri had issued an order granting our motion to dismiss the securities class action lawsuits that had been pending against us and certain of our directors and officers since June 2002. The court's order also directed that judgment be entered in our favor. On December 2, 2004, the United States Court of Appeals for the Eighth Circuit affirmed per curiam the dismissal of the complaint.

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

     As of November 30, 2004, our directors, senior managers and key employees upon whose work we are dependent were as follows:

NAME                                           AGE                   POSITION
----                                           ----                  --------
Bruce K. Anderson(2)(4)......................    64   Chairman of the Board, Amdocs Limited
Adrian Gardner(1)(3).........................    42   Director and Chairman of the Audit
                                                        Committee, Amdocs Limited
Julian A. Brodsky(3).........................    71   Director, Amdocs Limited
Charles E. Foster(1)(3)......................    68   Director, Amdocs Limited
James S. Kahan(2)(3)(4)......................    57   Director, Amdocs Limited
John T. McLennan(1)..........................    59   Director, Amdocs Limited
Robert A. Minicucci(2)(4)....................    52   Director, Amdocs Limited
Simon Olswang................................    61   Director, Amdocs Limited
Mario Segal..................................    57   Director, Amdocs Limited
Dov Baharav(4)...............................    54   Director, Amdocs Limited; President and
                                                        Chief Executive Officer, Amdocs
                                                        Management Limited
Eli Gelman...................................    46   Director, Amdocs Limited; Executive
                                                      Vice President, Amdocs Management
                                                        Limited
Nehemia Lemelbaum(4).........................    62   Director, Amdocs Limited; Senior Vice
                                                        President, Amdocs Management Limited
Ron Moskovitz................................    41   Senior Vice President and Chief
                                                      Financial Officer, Amdocs Management
                                                        Limited
Harel Kodesh.................................    46   Chief Products Officer, Amdocs
                                                        Management Limited
Michael Matthews.............................    48   Chief Marketing Officer, Amdocs
                                                        Management Limited
Thomas G. O'Brien............................    44   Treasurer and Secretary, Amdocs Limited

NAME                                           AGE                   POSITION
----                                           ----                  --------
Melinos Pissourios...........................    36   Managing Director and General Manager,
                                                        Amdocs Development Limited
Burt Podbere.................................    38   General Manager, Amdocs Software
                                                        Systems Limited

---------------

     (1) Member of the Audit Committee

     (2) Member of the Compensation Committee

     (3) Member of the Nominating and Corporate Governance Committee

     (4) Member of the Executive Committee

     Bruce K. Anderson has been Chairman of the Board of Directors of Amdocs since September 1997. Since August 1978, Mr. Anderson has been a general partner of Welsh, Carson, Anderson & Stowe ("WCAS"), an investment firm that specializes in the acquisition of companies in the information services, communications and health care industries. Until September 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. Mr. Anderson served for nine years with Automated Data Processing, Inc. ("ADP") until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of Alliance Data Systems, Inc., a publicly held company that provides transaction, credit and marketing services to large consumer based businesses, and Headstrong, Inc., a global consultancy firm.

     Adrian Gardner has been a director of Amdocs since April 1998 and is Chairman of the Audit Committee. Mr. Gardner is the Chief Financial Officer and a director of ProStrakan Group, Ltd., a pharmaceuticals company based in the United Kingdom, which he joined in April 2002. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology- and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a member of the Institute of Chartered Accountants in England & Wales.

     Julian A. Brodsky has been a director of Amdocs since July 2003. Mr. Brodsky has served as a director and as Vice Chairman of Comcast Corporation for more than five years. Prior to November 2002, he served as a director and Vice Chairman of Comcast Holdings for more than five years. For five years prior to May 2004, Mr. Brodsky was Chairman of Comcast Interactive Capital, LP, a venture fund affiliated with Comcast. He is also a director of RBB Fund, Inc. and Grey Global Group.

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

     John T. McLennan has been a director of Amdocs since November 1999. From May 2000 until June 2004, he served as Vice-Chair and Chief Executive Officer of Allstream (formerly AT&T Canada). Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until May 2000.

From 1993 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan is also a director of Manitoba Telephone Systems, Air Canada Enterprises, Hummingbird Ltd., a Canadian publicly held company engaged in the production of enterprise management software, and of several other private software and communication companies.

     Robert A. Minicucci has been a director of Amdocs since September 1997. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for twelve years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is also a director of Alliance Data Systems, Inc., a publicly held company, and several private companies.

     Simon Olswang has been a director of Amdocs since November 2004. He recently retired as Chairman of Olswang, a United Kingdom law firm he founded in 1981. In 1995 Mr. Olswang co-founded Informed Sources International Ltd, a strategic media industry consultancy in Europe and North America. Mr. Olswang is a co-founder and non-executive director of LongAcre Partners Ltd, a specialized mergers and acquisitions and advisory firm focusing on the media and entertainment industries. He is a member of the Board of Directors of The British Library and of the British Screen Advisory Council and has served as a non-executive director of a number of companies and organizations, including Aegis Group plc, The Press Association and the British Film Institute. Mr. Olswang serves as Chairman of Governors of Langdon College of Further (Special) Education in Salford, of which he is a co-founder and trustee.

     Mario Segal has been a director of Amdocs since December 2001 and served as a Senior Vice President and the Chief Operating Officer of Amdocs Management Limited from 1995 until July 2002. He joined Amdocs in 1984 as Senior Vice President and was a leading member of the team that developed the ADS
(NG)/Family of Products directory automation systems and the Amdocs CC&B Systems platform. Prior to joining Amdocs, Mr. Segal was an account manager for a major North American yellow pages publisher and prior thereto managed the computer department of a major Israeli insurance company, leading large-scale software development projects and strategic planning of automation systems.

     Dov Baharav has been a director of Amdocs and the President and Chief Executive Officer of Amdocs Management Limited, our wholly owned subsidiary, since July 2002. Mr. Baharav has overall coordination responsibilities for the operations and activities of our operating subsidiaries. In 1991, Mr. Baharav joined Amdocs Inc., our principal wholly owned U.S. subsidiary, serving as its Vice President and then President in St. Louis, Missouri until 1995. From 1995 until July 2002, Mr. Baharav was a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited. Prior to joining Amdocs, Mr. Baharav served as Chief Operating Officer of Optrotech Ltd., a publicly held company that develops, manufactures and markets electro-optical devices.

     Eli Gelman has been a director of Amdocs and the Executive Vice President of Amdocs Management Limited since July 2002. Mr. Gelman has responsibility for sales, strategic alliances and corporate and business development. He has more than 27 years of experience in the software industry, including the last 16 years with Amdocs. Prior to his current position, he was a division president, where he headed our United States sales and marketing operations and helped spearhead our entry into the CC&B Systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks.

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

     Ron Moskovitz has been Senior Vice President and the Chief Financial Officer of Amdocs Management Limited since July 2002, and has overall coordination responsibility for the financial reporting of our operating subsidiaries. Mr. Moskovitz joined Amdocs in 1998 and served until July 2002 as Vice President of Finance. He has been responsible for the Company's financial organization, and was involved in Amdocs' initial public offering, merger and acquisition activities and various other financial operations. Prior to joining Amdocs, Mr. Moskovitz served in various senior financial positions with Tower Semiconductor, a publicly held semiconductor manufacturer. Mr. Moskovitz is a Certified Public Accountant (Isr) and holds an MBA degree.

     Harel Kodesh has been the Chief Products Officer of Amdocs Management Limited since 2003. Mr. Kodesh oversees Amdocs' product activities and is responsible for the company's technological vision and execution. From 2000 until 2003, Mr. Kodesh served as president and chief executive officer of Wingcast LLC, a joint venture between Qualcomm Inc. and Ford Motor Company formed to offer telecommunications and other technology services for vehicles. Between 1990 and 2000, Mr. Kodesh held executive positions at Microsoft Corp., where he served from 1998 until 2000 as vice president of its information appliances division.

     Michael Matthews has been with Amdocs since February 2003 and is the Chief Marketing Officer of Amdocs Management Limited. He has more than twenty-five years experience across a broad spectrum of disciplines in high technology companies. From 1999 until February 2003, he was an early investor, strategist and operating executive at Groove Networks, a privately held start-up technology company. From 1996 through 1999, Mr. Matthews was executive vice president, worldwide marketing for PLATINUM technology inc., a database management company that has since been acquired by Computer Associates International Inc. Mr. Matthews began his career in Australia selling computers for NCR Corporation and has also worked with Digital Equipment Corp. and Sterling Software Inc. as sales and marketing manager and vice president, business development, respectively. He holds a degree in Civil Engineering from the University of Queensland (Australia).

     Thomas G. O'Brien has been Treasurer and Secretary of Amdocs Limited since 1998 and has held other financial management positions within Amdocs since 1995. From 1993 to 1995, Mr. O'Brien was Controller of Big River Minerals Corporation, a diversified natural resources company. From 1989 to 1993, Mr. O'Brien was the Assistant Controller for Big River Minerals Corporation. From 1983 to 1989, Mr. O'Brien was with Arthur Young and Company (now Ernst & Young LLP). Mr. O'Brien is a member of the American Institute of Certified Public Accountants.

     Melinos Pissourios has been the Managing Director and General Manager of Amdocs Development Limited since April 1998. Mr. Pissourios is also the Financial Controller of Amdocs Development Limited in Cyprus. Prior to joining Amdocs, Mr. Pissourios was the Group Financial Controller at AEC Holland Group. He also worked for KPMG Peat Marwick for four years. Mr. Pissourios is a member of the Institute of Chartered Accountants of England & Wales and of the Cyprus Institute of Certified Public Accountants and he is a registered auditor in Cyprus.

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

COMPENSATION

     As of November 3, 2004, our directors who are not employees of the Company ("Non-Employee Directors") receive compensation for their services as directors in the form of cash and options to purchase ordinary shares. Our compensation policy provides that each Non-Employee Director receives an annual cash payment of $30,000. Each of our Non-Employee Directors also receives an initial option grant for the purchase of 12,000 ordinary shares. Thereafter, Non-Employee Directors receive an annual option grant for the purchase of 7,500 ordinary shares, except for Non-Employee Directors who are members of our Audit Committee or Executive Committee, who receive an annual option grant for the purchase of 8,500 ordinary shares. All option grants to our Non-Employee Directors vest as to one-quarter of the shares immediately, with the remainder vesting annually in three equal installments. The exercise price of all options granted to our Non-Employee Directors is the market price of our shares on the last trading day preceding the grant date. Each Non-Employee Director receives $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of the Board of Directors, except for Non-Employee Directors who are members of our Audit Committee or Executive Committee, who receive $2,000 per meeting. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

     During fiscal 2004, we granted options to purchase ordinary shares to certain of our Non-Employee Directors, but did not make any option grants to members of our administrative, supervisory or management bodies. We granted to nine Non-Employee Directors options to purchase an aggregate of 48,000 ordinary shares at a weighted average price of $21.20 per share, with vesting over three year terms.

     All options were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below -- "Share Ownership -- Employee Stock Option and Incentive Plan".

     A total of 18 persons who served either as directors of Amdocs or members of its administrative, supervisory or management bodies during all or part of fiscal 2004 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $7.5 million, which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. Included in this amount is remuneration to two former executive officers and one former director for the applicable portions of fiscal 2004.

BOARD PRACTICES

     Our entire Board of Directors is comprised of 13 directors. Twelve directors were elected to our Board of Directors at our annual meeting of shareholders on January 23, 2003. One director resigned from our Board of Directors in August 2004 and one director was appointed to our Board of Directors effective November 2004. As permitted by our Articles of Association, the Board of Directors may fill the one remaining vacancy at any time. All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

     Other than the employment agreements between us and the President and Chief Executive Officer of Amdocs Management Limited, and the Executive Vice President of Amdocs Management Limited, which provide for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment.

  BOARD COMMITTEES

     Our Board of Directors has formed four committees set forth below. Members of each committee are appointed by the Board of Directors.

     The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors, and assists with the Board of Directors' oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements. The current members of our Audit Committee are Messrs. Gardner (Chair), Foster and McLennan, all of whom are independent directors, as defined by the rules of the New York Stock Exchange, or the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an "audit committee financial expert" as defined by rules promulgated by the SEC. The Audit Committee written charter is available on our website at www.amdocs.com.

     The Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited and makes recommendations to our Board of Directors with respect to the compensation of our other executive officers. The current members of our Compensation Committee are Messrs. Anderson, Kahan and Minicucci, all of whom are independent directors, as defined by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Compensation Committee written charter is available on our website at www.amdocs.com.

     The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors and our management. The current members of the Nominating and Corporate Governance Committee are Messrs. Brodsky, Gardner, Foster and Kahan, all of whom are independent directors, as required by the NYSE listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. Additionally, the Nominating and Corporate Governance Committee, which was established in November 2004, is in the process of approving corporate governance guidelines that it expects to recommend for approval by our Board of Directors at its upcoming meetings. Upon such approval by our Board, we intend to make the corporate governance guidelines available on our website. We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.

     The Executive Committee has such responsibilities as may be delegated to it from time to time by the Board of Directors. The current members of our Executive Committee are Messrs. Anderson, Baharav, Kahan, Lemelbaum and Minicucci.

     Our independent directors receive no compensation from the Company, except in connection with their membership on the Board of Directors and its committees as described above regarding Non-Employee Directors under "-- Compensation".

EMPLOYEES

     The following table presents the approximate number of our full-time employees as of each date indicated, by function and by geographical location:

                                                                AS OF SEPTEMBER 30,
                                                              -----------------------
                                                               2004     2003    2002
                                                              ------   ------   -----
  Software and Information Technology
     Israel.................................................   4,100    4,100   4,100
     North America..........................................   3,400    3,500   2,600
     Rest of World..........................................   2,100    1,600   1,700
                                                              ------   ------   -----
                                                               9,600    9,200   8,400
  Management and Administration.............................   1,000    1,000   1,000
                                                              ------   ------   -----
Total employees.............................................  10,600   10,200   9,400
                                                              ======   ======   =====

     During fiscal 2002 and the first quarter of fiscal 2003, we took steps to reduce our costs and achieve increased operational efficiency, including by making reductions in our workforce. In the fourth quarter of 2002, as part of a cost reduction program, we reduced our workforce by approximately 1,000 software and information technology specialists and administrative professionals. In November 2002, we announced additional measures to reduce costs, including further reductions in our workforce of approximately 400 software and information technology specialists and administrative professionals. During fiscal 2003, as a result of our acquisition of Certen and our Managed Services agreement with SBC, we increased our workforce by approximately 1,200 employees. As of September 30, 2004, we employed on a full-time basis approximately 9,600 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 1,000 managers and administrative professionals.

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

     Our principal operating subsidiaries are not party to any collective bargaining agreements. However, our Israeli subsidiaries are subject to certain labor-related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association), which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. A significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is an adjustment of wages in relation to increases in the consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time.

     Some employees in Canada have union representation. In addition, all employees in Brazil, including members of management, are represented by unions. Collective bargaining between employers and unions is mandatory, negotiated annually, and covers work conditions, including cost of living increases, minimum wages that exceed government thresholds and overtime pay.

     We consider our relationship with our employees to be good and have never experienced a labor dispute, strike or work stoppage.

SHARE OWNERSHIP

  SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY
  EMPLOYEES

     As of November 24, 2004, the aggregate number of our ordinary shares beneficially owned by our directors, senior managers and certain key employees was 20,636,098 shares. This number includes

12,747,698 ordinary shares held by SBC, since Mr. Kahan, Senior Executive Vice President of SBC, serves on our Board of Directors, and accordingly, he may be deemed to be the beneficial owner of the shares held by SBC. Mr. Kahan disclaims beneficial ownership of such shares. Historically, this number also included shares held by WCAS, since Messrs. Anderson and Minicucci, affiliates of WCAS, serve on our Board of Directors. As of September 24, 2003, various investment partnerships affiliated with WCAS ceased to be shareholders of the Company. See "Major Shareholders and Related Party Transactions". As of November 24, 2004, other than Mr. Kahan, none of our directors, senior managers or key employees beneficially own 1% or more of our outstanding ordinary shares.

     Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

  EMPLOYEE STOCK OPTION AND INCENTIVE PLAN

     Our 1998 Stock Option and Incentive Plan, as amended (the "Option Plan"), provides for the grant by Amdocs of restricted shares or stock options to our directors, employees (including officers) and consultants. The purpose of the Option Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. As of September 30, 2004, of the 38,300,000 ordinary shares available for issuance under the Option Plan, 3,972,925 ordinary shares had been issued as a result of option exercises and 8,476,277 ordinary shares remained available for future grants. As of September 30, 2004, there were outstanding options to purchase an aggregate of 25,850,798 ordinary shares at exercise prices ranging from $0 to $78.31 per share and no restricted shares had been awarded.

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

     As a result of acquisitions, as of September 30, 2004, we are obligated to issue (and have reserved for issuance) an additional 195,680 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies (the "Predecessor Plans") and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $1.87 to $71.97 per share. No additional options have been or will be granted under the Predecessor Plans.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of November 24, 2004 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 201,946,567 ordinary shares outstanding as of November 24, 2004.

                                                                 SHARES
                                                              BENEFICIALLY   PERCENTAGE
NAME AND ADDRESS                                                 OWNED       OWNERSHIP
----------------                                              ------------   ----------
Massachusetts Financial Services Company(1).................   19,406,163        9.6%
  500 Boylston Street, 15th Floor
  Boston, Massachusetts 02116

SBC Communications Inc.(2)..................................   12,747,698        6.3%
  175 E. Houston Street
  San Antonio, Texas 78205-2233

All directors and executive officers as a group
  (18 persons)(3)...........................................   20,636,098       10.2%

---------------
(1) Based on a Form 13F filed by Massachusetts Financial Services Company ("MFS") with the SEC on November 10, 2004, as of September 30, 2004, MFS had sole voting power over 19,088,913 of our ordinary shares and no voting power over 317,250 ordinary shares. The Form 13F indicates that MFS had sole investment discretion over 19,406,163 ordinary shares.

(2) Based upon information provided to us by SBC, as of November 24, 2004, SBCI, a wholly owned subsidiary of SBC, held 7,551,875 of our ordinary shares, and SBC Option Delivery LLC, a majority-owned subsidiary of SBCI, held 5,195,823 of our ordinary shares. James S. Kahan, Senior Executive Vice President of SBC, serves on our Board of Directors.

(3) Includes ordinary shares held by SBC. See footnote 2 above. Mr. Kahan, Senior Executive Vice President of SBC, serves on the Company's Board of Directors and, accordingly, may be deemed to be the beneficial owner of the ordinary shares held by SBC. Mr. Kahan disclaims beneficial ownership of such shares. Also includes options granted to such directors and executive officers of the Company that are exercisable within 60 days of November 24, 2004. With the exception of Mr. Kahan, no individual director or executive officer may be deemed to be the beneficial owner of more than 1% of the Company's outstanding ordinary shares.

     Over the last three years, our major shareholders have included our directors and executive officers as a group, SBC, WCAS, Fidelity Management and Research ("FMR"), which became a major shareholder in fiscal 2003, MFS, which became a major shareholder in September 2003, and other institutional investors. SBC's share ownership has decreased to 6.3% as of November 24, 2004 from 14.4% in November 2001. FMR ceased to be a major shareholder in fiscal 2004. Investment partnerships affiliated with WCAS, which had been major shareholders in the three fiscal years ending September 30, 2003, ceased to be shareholders of the Company in September 2003 as a result of distributions made to the partners of such investment partnerships. Southeastern Asset Management, which had been a major shareholder in fiscal 2002, ceased to be a major shareholder in June 2003. AXA Financial, which had been a major shareholder in fiscal 2001, ceased to be a major shareholder in December 2002.

     As of November 24, 2004, our ordinary shares were held by 235 recordholders. Based on a review of the information provided to us by our transfer agent, 162 recordholders, holding approximately 97% of our outstanding ordinary shares, were residents of the United States.

RELATED PARTY TRANSACTIONS

     In addition to being a major shareholder, SBC, and some of its operating subsidiaries, are also significant customers of ours. During fiscal 2004, 2003 and 2002, SBC and those subsidiaries accounted for approximately 12%, 11% and 11%, respectively, of our revenue. Based on long-term agreements currently in place with certain SBC subsidiaries and the Managed Services agreement announced in January 2003 with SBC's directory operations, we expect that revenue attributable to SBC entities will remain a significant portion of our revenue in fiscal 2005. Mr. Kahan, a member of our Board of Directors, is also Senior Executive Vice President of SBC.

     SBC is also a beneficial owner of companies that provide certain miscellaneous support services to us in United States.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     See "Financial Statements" for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this Annual Report.

LEGAL PROCEEDINGS

     On December 2, 2003 we announced that the United States District Court for the Eastern District of Missouri had issued an order granting our motion to dismiss the securities class action lawsuits that had been pending against us and certain of our directors and officers since June 2002. The court's order also directed that judgment be entered in our favor. On December 2, 2004, the United States Court of Appeals for the Eighth Circuit affirmed per curiam the dismissal of the complaint.

DIVIDEND POLICY

     We did not pay any cash dividends on our ordinary shares in fiscal 2004, 2003 or 2002. After the payment of dividends in 1998 that followed a corporate reorganization, we decided in general to retain earnings to finance the development of our business. The payment of any future dividends will be paid by us based on conditions then existing, including our earnings, financial condition and capital requirements, as well as other conditions we deem relevant. The terms of any debt that we may incur could effectively limit our ability to pay dividends.

ITEM 9.  THE OFFER AND LISTING

     Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol "DOX". The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

                                                               HIGH       LOW
                                                              -------   -------
FISCAL YEAR ENDED SEPTEMBER 30
2000........................................................  $ 96.00   $ 19.81
2001........................................................  $ 80.50   $ 25.85
2002........................................................  $ 39.25   $  6.10
2003........................................................  $ 27.25   $  5.85
2004........................................................  $ 30.69   $ 18.08
QUARTER
Fiscal 2003:
  First Quarter.............................................  $ 11.98   $  5.85
  Second Quarter............................................  $ 13.95   $  9.86
  Third Quarter.............................................  $ 25.01   $ 13.25
  Fourth Quarter............................................  $ 27.25   $ 18.55

                                                               HIGH       LOW
                                                              -------   -------
Fiscal 2004:
  First Quarter.............................................  $ 27.10   $ 18.90
  Second Quarter............................................  $ 29.74   $ 22.17
  Third Quarter.............................................  $ 30.69   $ 22.65
  Fourth Quarter............................................  $ 24.00   $ 18.08
Fiscal 2005:
  First Quarter (through December 27, 2004).................  $ 27.56   $ 20.70
MOST RECENT SIX MONTHS
  June, 2004................................................  $ 25.95   $ 22.65
  July, 2004................................................  $ 24.00   $ 19.75
  August, 2004..............................................  $ 22.40   $ 18.08
  September, 2004...........................................  $ 23.20   $ 20.01
  October, 2004.............................................  $ 25.40   $ 20.70
  November, 2004............................................  $ 27.25   $ 24.25

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

     The share capital of the Company is L5,750,000 divided into (i) 25,000,000 preferred shares with a par value of L0.01 per share and (ii) 550,000,000 ordinary shares with a par value of L0.01 per share, consisting of 500,000,000 voting ordinary shares and 50,000,000 non-voting ordinary shares. As of September 30, 2004, 201,334,057 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are as follows:

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

     - Voting Rights -- except as otherwise provided for by the directors upon the issue of any new series of preferred shares, the holders of preferred shares have no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of members.

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

MATERIAL CONTRACTS

     Other than the Certen acquisition transaction agreement, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

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

     General

     Our effective tax rate was 22% for the year ended September 30, 2004, compared to 25% for fiscal 2003 and 107% for fiscal 2002. The high effective tax rate in fiscal 2002 was primarily attributable to amortization of goodwill related to our acquisitions, much of which is not tax deductible. Effective October 1, 2002, following the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions. See the discussion above under the caption "Operating and Financial Review and prospects -- Critical Accounting
Policies -- Goodwill". As a result, goodwill amortization that is not tax-deductible no longer affects our effective tax rate. In the year ended September 30, 2002 our effective tax rate was also adversely affected by the fixed non-deductible expenditures representing a larger component of our pretax income. Excluding the impact of the non-deductible goodwill related to our acquisitions, our effective tax rate for fiscal 2002 was 28% due to the corporate income tax rates in the various countries in which we operate and changes in the relative magnitude of our business in those countries.

     We expect a reduction in our effective tax rate in fiscal 2005 from 22% to between 21% and 20%. The reduction is due to our continued expansion into countries with lower effective tax rates.

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

     General Corporate Taxation in Israel. In June 2004, the Israeli parliament enacted legislation, which has gradually reduced the "Companies Tax" rates of taxable income apply to Israeli companies. According to this legislation, the Companies Tax rate on taxable income in 2004 and upcoming years will be as follows: 35% in 2004, 34% in 2005, 32% in 2006, and 30% in 2007 and thereafter.
However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise may be considerably less.

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

     Tax Benefits. Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% until the earlier of:

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

     From time to time, the Government of Israel considers revising the benefits available to companies under the Investment Law. The Investment Law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is March 31, 2005 (which may be extended by ministerial decision), and no new benefits will be granted after that date unless the expiration date is extended again. There can be no assurance that new benefits will be available after March 31, 2005 or that existing benefits will be continued in the future at their current level or at any level. The termination or substantial reduction of any of the benefits available under the Investment Law could have a material adverse effect on future investments by us in Israel (although such termination or reduction would not affect our Israeli subsidiary's existing Approved Enterprise or the related benefits).

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

  TAXATION OF HOLDERS OF ORDINARY SHARES

  Certain United States Federal Income Tax Considerations

     The following discussion describes the material United States federal income tax consequences to the ownership or disposition of our ordinary shares to a holder that is:

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

DOCUMENTS ON DISPLAY

     We are subject to the reporting requirements of foreign private issuers under the U.S. Securities Exchange Act of 1934. Pursuant to the Exchange Act, we file reports with the SEC, including this Annual Report on Form 20-F. We also submit reports to the SEC, including Reports of Foreign Private Issuers on Form 6-K. You may read and copy such reports at the SEC's public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Such reports are also available to the public on the SEC's website at www.sec.gov. Some of this information may also be found on our website at www.amdocs.com.

     You may request copies of our reports, at no cost, by writing to or telephoning us as follows:

           Amdocs, Inc.
           1390 Timberlake Manor Parkway
           Chesterfield, Missouri 63017
           Telephone: (314) 212-8328

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No. 52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditures throughout Amdocs' group.

     During fiscal 2004, our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar decreased compared to fiscal 2003, from 80% to 70% and from 60% to 50%, respectively, primarily as a result of the acquisition of Certen Inc., the majority of whose business is in Canadian dollars. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, we expect that the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar will decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the

U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

FOREIGN CURRENCY RISK

     We enter into foreign exchange forward contracts to hedge most of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily British pounds, Canadian dollars and the Euro, and anticipated costs to be incurred in a foreign currency, primarily Australian dollars, Canadian dollars and Israeli shekels. We also use forward contracts to hedge the impact of the variability in exchange rates on certain accounts receivables, denominated primarily in British pounds and the Euro. We seek to minimize the risk that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. See
Note 22 to our consolidated financial statements. The following table summarizes our foreign currency forward exchange agreements as of September 30, 2004. All the forward contracts are expected to mature during fiscal 2005 or during fiscal 2006. The table below (all dollar amounts in millions) presents the notional amounts and fair value of the total derivative instruments as of September 30, 2004. Notional values are calculated based on forward rates as of September 30, 2004, U.S. dollar translated.

                                                            AS OF SEPTEMBER 30, 2004
                                                       -----------------------------------
                                                        NOTIONAL AMOUNT       FAIR VALUE
                                                         TRANSLATED TO            OF
                                                         U.S. DOLLAR(*)       DERIVATIVES
                                                       ------------------    -------------
                                                       CONTRACTS MATURING
                                                         DURING FISCAL
                                                       ------------------
                                                         2005       2006
                                                       --------    ------
Revenue..............................................  $  49.0     $37.7         $(4.4)
Costs................................................   (142.8)     (0.6)          2.5
Balance sheet items..................................      1.0        --          (0.2)
                                                       -------     -----         -----
                                                       $ (92.8)    $37.1         $(2.1)
                                                       =======     =====         =====

---------------

(*) Positive notional amounts represent forward contracts to sell foreign currency. Negative notional amounts represent forward contracts to buy foreign currency.

INTEREST RATE RISK

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, other than the 0.50% Notes and 2% Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations and mortgages, and currently bear minimal interest rate risk. As of September 30, 2004, we had $1.0 million of outstanding borrowings under our revolving lines of credit or our short-term credit facilities. As of September 30, 2004, we had outstanding long-term lease obligations of $23.3 million and a financing arrangement of $0.6 million, which in the aggregate bear minimal interest rate risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable

ITEM 15.  CONTROLS AND PROCEDURES

     The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2004. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of September 30, 2004, the Company's disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited by others within those entities, particularly during the period in which this Annual Report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

     No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended September 30, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that the Company has at least one audit committee financial expert, Adrian Gardner, serving on its Audit Committee.

ITEM 16B.  CODE OF ETHICS AND BUSINESS CONDUCT

     Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for directors and employees, including executive officers, of the Company, our subsidiaries and other business entities controlled by us worldwide.

     Our Code of Ethics and Business Conduct is available on our website at www.amdocs.com, or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

           Amdocs, Inc.
           1390 Timberlake Manor Parkway
           Chesterfield, Missouri 63017
           Telephone: (314) 212-8328

     We intend to post on our website all disclosures that are required by law or NYSE rules concerning any amendments to, or waivers from, any provision of the code.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     During each of the last two fiscal years, Ernst & Young LLP has acted as the Company's independent auditors.

AUDIT FEES

     Ernst & Young billed the Company approximately $2.6 million for audit services for fiscal 2004, including fees associated with the annual audit and reviews of the Company's quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed the Company approximately $1.85 million for audit services for fiscal 2003.

AUDIT-RELATED FEES

     Ernst & Young billed the Company approximately $1.2 million for audit-related services for fiscal 2004. Audit-related services principally include due diligence examinations, SAS 70 report issuances, assistance with the requirements of the Sarbanes-Oxley Act of 2002 and related SEC regulations, attestation services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. Ernst & Young billed the Company approximately $0.8 million for audit-related services for fiscal 2003.

TAX FEES

     Ernst & Young billed the Company approximately $1.8 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2004. Ernst & Young billed the Company approximately $1.3 million for tax advice in fiscal 2003.

ALL OTHER FEES

     Ernst & Young did not bill the Company for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2004. Ernst & Young billed the Company approximately $0.1 million for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2003. In fiscal 2003, such other services included human resource consulting.

PRE-APPROVAL POLICIES FOR NON-AUDIT SERVICES

     The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by the Company's independent auditors. These policies generally provide that the Company will not engage its independent auditors to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

     From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to the Company by its independent auditors during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2004, the Company's Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

     The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2004 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

     Ordinary Shares

                                 (A)               (B)                (C)                      (D)
                                                                TOTAL NUMBER OF
                                                               SHARES (OR UNITS)       MAXIMUM NUMBER (OR
                                                               PURCHASED AS PART    APPROXIMATE DOLLAR VALUE)
                           TOTAL NUMBER OF    AVERAGE PRICE       OF PUBLICLY       OF SHARES (OR UNITS) THAT
                          SHARES (OR UNITS)   PAID PER SHARE    ANNOUNCED PLANS    MAY YET BE PURCHASED UNDER
PERIOD                        PURCHASED         (OR UNIT)         OR PROGRAMS      THE PLANS OR PROGRAMS(1)(2)
------                    -----------------   --------------   -----------------   ---------------------------
10/01/03-10/31/03.......             --           $   --                  --                              --
11/01/03-11/30/03.......        460,100            24.49             460,100                       4,539,900
12/01/03-12/31/03.......      4,529,800            24.86           4,529,800                          10,100
01/01/04-01/31/04.......             --               --                  --                          10,100
02/01/04-02/29/04.......        484,500(3)         27.67             484,500(3)                       10,100
03/01/04-03/31/04.......      6,073,600(4)         28.00           6,073,600(4)                       10,100
04/01/04-04/30/04.......             --               --                  --                          10,100
05/01/04-05/31/04.......             --               --                  --                          10,100
06/01/04-06/30/04.......             --               --                  --                          10,100
07/01/04-07/31/04.......      1,437,000            21.68           1,437,000        10,100 and $68.8 million
08/01/04-08/31/04.......      2,588,300            19.49           2,588,300        10,100 and $18.4 million
09/01/04-09/30/04.......        868,600            21.11             868,600                          10,100
                             ----------                           ----------
Total...................     16,441,900            24.77          16,441,900                          10,100
                             ==========                           ==========

---------------

(1) On November 5, 2003, the Company announced that its board of directors had authorized a share repurchase program of up to five million ordinary shares during fiscal 2004. The authorization permits the Company to purchase ordinary shares in open market or privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions.

(2) On July 28, 2004, the Company announced that its board of directors had extended the Company's share repurchase program by authorizing the repurchase of up to $100.0 million of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices considered appropriate by the Company.

(3) In connection with the Company's acquisition of XACCT, the board of directors approved the repurchase of ordinary shares to offset the dilutive effect of share issuances in the acquisition. The closing of the acquisition occurred in February 2004, and the Company repurchased through open market purchases 484,500 ordinary shares in February 2004. No additional share repurchases are authorized in connection with the acquisition.

(4) In connection with the Company's issuance of the 0.50% Notes, the board of directors approved the repurchase of ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions, concurrently with the sale of the notes, to offset the dilutive effect of the ordinary shares issuable upon conversion of the 0.50% Notes. The closing of the sale of the 0.50% Notes occurred in March 2004, and the Company repurchased 6,073,600 ordinary shares, out of the 10,435,995 ordinary shares issuable upon conversion of the 0.50% Notes, based on a conversion rate of 23.1911 shares per $1,000 principal amount.

     Convertible Notes

                                     (A)                (B)                 (C)                    (D)
                                                                                              MAXIMUM NUMBER
                                                                                             (OR APPROXIMATE
                                                   AVERAGE PRICE      TOTAL NUMBER OF        DOLLAR VALUE) OF
                                                  PAID PER $1,000   PRINCIPAL AMOUNT OF    PRINCIPAL AMOUNT OF
                               TOTAL PRINCIPAL       PRINCIPAL       CONVERTIBLE NOTES      CONVERTIBLE NOTES
                                  AMOUNT OF          AMOUNT OF      PURCHASED AS PART OF     THAT MAY YET BE
                              CONVERTIBLE NOTES     CONVERTIBLE      PUBLICLY ANNOUNCED    PURCHASED UNDER THE
PERIOD                            PURCHASED            NOTES         PLANS OR PROGRAMS     PLANS OR PROGRAMS(1)
------                        -----------------   ---------------   --------------------   --------------------
10/01/03-10/31/03...........    $         --         $      --          $         --           $400,454,000
11/01/03-11/30/03...........              --                --                    --            400,454,000
12/01/03-12/31/03...........       5,000,000            998.75             5,000,000            395,454,000
01/01/04-01/31/04...........              --                --                    --            395,454,000
02/01/04-02/29/04...........              --                --                    --            395,454,000
03/01/04-03/31/04...........              --                --                    --            395,454,000
04/01/04-04/30/04...........              --                --                    --            395,454,000
05/01/04-05/31/04...........              --                --                    --            395,454,000
06/01/04-06/30/04...........     395,110,000(2)       1,000.00           395,110,000(2)             344,000
07/01/04-07/31/04...........          72,000            995.00                72,000                272,000
08/01/04-08/31/04...........              --                --                    --                272,000
09/01/04-09/30/04...........              --                --                    --                272,000
                                ------------                            ------------
Total.......................    $400,182,000            999.98          $400,182,000                272,000
                                ============                            ============

---------------

(1) In July 2002, the Company's board of directors authorized the Company to repurchase the 2% Notes, in such amounts, at such prices and at such times considered appropriate.

(2) On June 1, 2004, the Company completed a cash offer for the 2% Notes. Pursuant to the indenture for the 2% Notes, each holder of the 2% Notes had the right to require the Company to repurchase on June 1, 2004 all or any part of such holder's notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the 2% Notes, the Company had the option to pay for the 2% Notes with cash, ordinary shares, or a combination of cash and ordinary shares. The Company elected to pay for the 2% Notes solely with cash. The Company accepted for payment $395.1 million principal amount of 2% Notes surrendered for repurchase pursuant to the offer. The untendered 2% Notes remain as the Company's obligations due June 1, 2008, in accordance with their terms.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND SCHEDULE

     The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2004, 2003 and 2002, are included at the end of this Annual
Report:

  AUDITED FINANCIAL STATEMENTS OF AMDOCS LIMITED

     Report of Independent Registered Public Accounting Firm

     Consolidated Balance Sheets as of September 30, 2004 and 2003

     Consolidated Statements of Operations for the years ended September 30, 2004, 2003 and 2002

     Consolidated Statements of Changes in Shareholders' Equity for the years ended September 30, 2004, 2003 and 2002

     Consolidated Statements of Cash Flows for the years ended September 30, 2004, 2003 and 2002

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

                                          Amdocs Limited

                                          /s/ THOMAS G. O'BRIEN
                                          --------------------------------------
                                          Thomas G. O'Brien
                                          Treasurer and Secretary
                                          Authorized U.S. Representative

Date: December 30, 2004

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 1.       Memorandum and Articles of Association of Amdocs Limited
          (incorporated by reference to Exhibits 3.1 and 3.2 to
          Amdocs' Registration Statement on Form F-1 dated June
          19,1998; Registration No. 333-8826)
 2.a.1    Indenture dated May 30, 2001 between Amdocs and United
          States Trust Company of New York (incorporated by reference to Exhibit 4.1 to Amdocs' Form 6-K dated May 31, 2001)
 2.a.2    Registration Rights Agreement dated May 30, 2001 between
          Amdocs and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.2 to Amdocs' Form 6-K dated May 31, 2001)
 2.a.3    Indenture, dated March 5, 2004, between Amdocs Limited and
          The Bank of New York, as trustee, for 0.50% Convertible
          Senior Notes due 2024 (incorporated by reference to Exhibit
          99.1 to Amdocs' Report on Form 6-K, filed March 5, 2004)
 2.a.4    Registration Rights Agreement, dated March 5, 2004, among
          Amdocs Limited and Morgan Stanley & Co. Incorporated,
          Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner &
          Smith Incorporated (incorporated by reference to Exhibit
          99.2 to Amdocs' Report on Form 6-K, filed March 5, 2004)
 4.a.1    Agreement and Plan of Merger dated as of September 3, 1999 among Amdocs Limited, Ivan Acquisition Corp. and
          International Telecommunication Data Systems, Inc.
          (incorporated by reference to Exhibit 2.1 to Amdocs' Current
          Report on Form 6-K dated September 10, 1999)
 4.a.2    Combination Agreement dated as of February 28, 2000 among
          Amdocs Limited, Solect Technology Group Inc., Amdocs
          (Denmark) ApS. and Amdocs Holdings ULC (incorporated by
          reference to Exhibit 2.1 to Amdocs' Current Report on Form
          6-K dated March 3, 2000)
 4.a.3    Acquisition Agreement dated as of October 1, 2001, between
          Amdocs Limited and Nortel Networks Corporation.
          (incorporated by reference to Exhibit 2.1 to Amdocs' Current
          Report on Form 6-K dated October 10, 2001)
 4.a.4    Share Purchase Agreement dated as of May 28, 2003 between
          Amdocs Holdings ULC and Bell Canada (incorporated by
          reference to Exhibit 99.1 to Amdocs' Amendment No. 1 to
          Registration Statement on Form F-3, dated September 21,
          2004, Registration No. 333-114344).
 4.b.1    Information Technology Services Agreement between Amdocs,
          Inc. and SBC Services, Inc. dated January 9, 2003
          (confidential material has been redacted and complete
          exhibits have been separately filed with the Securities and
          Exchange Commission) (incorporated by reference to Exhibit
          4.b.1 to Amdocs' Annual Report on Form 20-F for the fiscal year ended September 30, 2003)
 4.b.2    Master Agreement for Software and Services between Amdocs,
          Inc. and SBC Operations, Inc., effective July 7, 1998
          (confidential material has been redacted and complete
          exhibits have been separately filed with the Securities and
          Exchange Commission) (incorporated by reference to Exhibit
          10.13 to Amdocs' Amendment No. 1 to Registration Statement
          on Form F-1, dated May 21, 1999, Registration No. 333-75151)
 4.b.3    Software Master Agreement between Amdocs Software Systems
          Limited and SBC Services, Inc., effective December 10, 2003
          (confidential material has been redacted and complete
          exhibits have been separately filed with the Securities and
          Exchange Commission) (incorporated by reference to Exhibit
          99.2 to Amdocs' Amendment No. 1 to Registration Statement on
          Form F-3, dated September 21, 2004, Registration No.
          333-114344)
 4.b.4    Agreement between Amdocs Inc. and SBC Services, Inc. for
          Software and Professional Services, effective August 7, 2003
          (confidential material has been redacted and complete
          exhibits have been separately filed with the Securities and
          Exchange Commission) (incorporated by reference to Exhibit
          99.3 to Amdocs' Amendment No. 1 to Registration Statement on
          Form F-3, dated September 21, 2004, Registration No.
          333-114344)
 4.b.5    Customer Care and Billing Services Agreement, between Nextel
          Finance Company and Amdocs Software Systems Limited, dated as of January 1, 2000, as amended (confidential material has been redacted and complete exhibits have been separately
          filed with the Securities and Exchange Commission)
          (incorporated by reference to Exhibit 99.1 to Amdocs'
          Current Report on Form 6-K dated September 30, 2004)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 4.b.6    Further Amended and Restated Master Outsourcing Services
          Agreement, between Bell Canada and Certen Inc., dated as of
          July 1, 2003 (confidential material has been redacted and
          complete exhibits have been separately filed with the
          Securities and Exchange Commission) (incorporated by
          reference to Exhibit 99.1 to Amdocs' Current Report on Form
          6-K dated October 1, 2004)
 4.c.1    Amdocs Limited 1998 Stock Option and Incentive Plan, as
          amended January 24, 2001 (incorporated by reference to
          Exhibit 4 to Amdocs' Registration Statement on Form S-8
          dated April 6, 2001; Registration No. 333-58454)
 8        Subsidiaries of Amdocs Limited
12.1      Certification of Chief Executive Officer pursuant to Rule
          13a-14(a)/15d-14(a)
12.2      Certification of Chief Financial Officer pursuant to Rule
          13a-14(a)/15d-14(a)
13.1      Certification of Chief Executive Officer pursuant to 18
          U.S.C. 1350
13.2      Certification of Chief Financial Officer pursuant to 18
          U.S.C. 1350
14.1      Consent of Ernst & Young LLP

                                 AMDOCS LIMITED
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Registered Public Accounting Firm...   F-2
  Consolidated Balance Sheets as of September 30, 2004 and
     2003...................................................   F-3
  Consolidated Statements of Operations for the years ended
     September 30, 2004, 2003 and 2002......................   F-4
  Consolidated Statements of Changes in Shareholders' Equity
     for the years ended September 30, 2004, 2003 and
     2002...................................................   F-5
  Consolidated Statements of Cash Flows for the years ended
     September 30, 2004, 2003 and 2002......................   F-6
  Notes to the Consolidated Financial Statements............   F-8
FINANCIAL STATEMENT SCHEDULE
  Valuation and Qualifying Accounts.........................  F-46

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Amdocs Limited

     We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2004. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part
III. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Note 2 to the accompanying consolidated financial statements, effective October 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

                                                           /s/ ERNST & YOUNG LLP

New York, New York
October 28, 2004

                                 AMDOCS LIMITED

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   AS OF SEPTEMBER 30,
                                                              -----------------------------
                                                                 2004               2003
                                                              ----------         ----------
                                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  550,352         $  847,600
  Short-term interest-bearing investments...................     640,347            443,292
  Accounts receivable, net..................................     254,779            198,274
  Deferred income taxes and taxes receivable................      62,284             60,868
  Prepaid expenses and other current assets.................      80,229             85,902
                                                              ----------         ----------
          TOTAL CURRENT ASSETS..............................   1,587,991          1,635,936
Equipment, vehicles and leasehold improvements, net.........     181,121            203,467
Deferred income taxes.......................................     113,589            105,943
Goodwill....................................................     806,874            797,134
Intangible assets, net......................................      47,512             58,841
Other noncurrent assets.....................................     126,797             76,196
                                                              ----------         ----------
          TOTAL ASSETS......................................  $2,863,884         $2,877,517
                                                              ==========         ==========

                           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  104,415         $  101,116
  Accrued expenses and other current liabilities............     137,664            123,223
  Accrued personnel costs...................................     124,284            106,857
  2% Convertible notes......................................          --            400,454
  Short-term portion of financing arrangements..............       1,604              2,179
  Deferred revenue..........................................     223,122            174,616
  Short-term portion of capital lease obligations...........      19,706             27,140
  Deferred income taxes and taxes payable...................     163,648            133,002
                                                              ----------         ----------
          TOTAL CURRENT LIABILITIES.........................     774,443          1,068,587
Convertible notes...........................................     450,272                 --
Deferred income taxes.......................................      40,530             44,835
Noncurrent liabilities and other............................     154,449            172,495
                                                              ----------         ----------
          TOTAL LIABILITIES.................................   1,419,694          1,285,917
                                                              ----------         ----------
SHAREHOLDERS' EQUITY:
  Preferred Shares -- Authorized 25,000 shares; L0.01 par
     value; 0 shares issued and outstanding.................          --                 --
  Ordinary Shares -- Authorized 550,000 shares; L0.01 par
     value; 224,947 and 223,790 issued and 201,334 and
     216,058 outstanding, in 2004 and 2003, respectively....       3,601              3,580
  Additional paid-in capital................................   1,837,608          1,820,956
  Treasury stock, at cost -- 23,613 and 7,732 Ordinary
     Shares, in 2004 and 2003, respectively.................    (502,416)          (109,281)
  Accumulated other comprehensive (loss) income.............      (1,919)             3,715
  Unearned compensation.....................................        (174)                --
  Retained earnings (accumulated deficit)...................     107,490           (127,370)
                                                              ----------         ----------
          TOTAL SHAREHOLDERS' EQUITY........................   1,444,190          1,591,600
                                                              ----------         ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $2,863,884         $2,877,517
                                                              ==========         ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                           ------------------------------------
                                                              2004         2003         2002
                                                           ----------   ----------   ----------
REVENUE:
  License(*).............................................  $   76,586   $   65,582   $  153,664
  Service(*).............................................   1,697,146    1,417,745    1,459,901
                                                           ----------   ----------   ----------
                                                            1,773,732    1,483,327    1,613,565
                                                           ----------   ----------   ----------
OPERATING EXPENSES:
     Cost of license.....................................       5,022        5,752        5,984
     Cost of service(*)..................................   1,117,810      907,607      927,353
     Research and development............................     126,407      119,256      124,082
     Selling, general and administrative(*)..............     210,384      206,265      223,551
     Amortization of goodwill and purchased intangible
       assets............................................      17,909       19,940      231,804
     Restructuring charges, in-process research and
       development and other.............................          --       14,089       51,630
                                                           ----------   ----------   ----------
                                                            1,477,532    1,272,909    1,564,404
                                                           ----------   ----------   ----------
Operating income.........................................     296,200      210,418       49,161
Interest income and other, net(*)........................       4,903       14,759       19,298
                                                           ----------   ----------   ----------
Income before income taxes...............................     301,103      225,177       68,459
Income taxes.............................................      66,243       56,294       73,520
                                                           ----------   ----------   ----------
NET INCOME (LOSS)........................................  $  234,860   $  168,883   $   (5,061)
                                                           ==========   ==========   ==========
BASIC EARNINGS (LOSS) PER SHARE..........................  $     1.13   $     0.78   $    (0.02)
                                                           ==========   ==========   ==========
DILUTED EARNINGS (LOSS) PER SHARE........................  $     1.10   $     0.77   $    (0.02)
                                                           ==========   ==========   ==========
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING......     208,726      215,849      220,361
                                                           ==========   ==========   ==========
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING....     214,197      219,876      220,361
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

                                 AMDOCS LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                  ACCUMULATED                     RETAINED
                                     ORDINARY SHARES    ADDITIONAL                   OTHER                        EARNINGS
                                     ----------------    PAID-IN     TREASURY    COMPREHENSIVE     UNEARNED     (ACCUMULATED
                                     SHARES    AMOUNT    CAPITAL       STOCK     (LOSS) INCOME   COMPENSATION     DEFICIT)
                                     -------   ------   ----------   ---------   -------------   ------------   ------------
BALANCE AS OF OCTOBER 1, 2001......  222,628   $3,560   $1,806,290   $      --      $(6,382)        $(185)       $(291,192)
Comprehensive income:
 Net loss..........................       --      --            --          --           --            --           (5,061)
 Unrealized gain on foreign
   currency hedging contracts, net
   of $1,357 tax...................       --      --            --          --        2,682            --               --
 Unrealized gain on cash
   equivalents and short-term
   interest-bearing investments,
   net of $1,336 tax...............       --      --            --          --        3,592            --               --
 Comprehensive income..............
Employee stock options exercised...      687      12         5,149          --           --            --               --
Tax benefit of stock options
 exercised.........................       --      --         6,808          --           --            --               --
Expense related to vesting of stock
 options...........................       --      --            98          --           --            --               --
Repurchase of shares...............   (7,732)     --            --    (109,281)          --            --               --
Amortization of unearned
 compensation......................       --      --            --          --           --           185               --
                                     -------   ------   ----------   ---------      -------         -----        ---------
BALANCE AS OF SEPTEMBER 30, 2002...  215,583   3,572     1,818,345    (109,281)        (108)           --         (296,253)
Comprehensive income:
 Net income........................       --      --            --          --           --            --          168,883
 Unrealized gain on foreign
   currency hedging contracts, net
   of $3,258 tax...................       --      --            --          --        8,903            --               --
 Unrealized loss on cash
   equivalents and short-term
   interest-bearing investments,
   net of $(1,977) tax.............       --      --            --          --       (5,080)           --               --
 Comprehensive income..............
Employee stock options exercised...      475       8         2,312          --           --            --               --
Tax benefit of stock options
 exercised.........................       --      --           262          --           --            --               --
Expense related to vesting of stock
 options...........................       --      --            37          --           --            --               --
                                     -------   ------   ----------   ---------      -------         -----        ---------
BALANCE AS OF SEPTEMBER 30, 2003...  216,058   3,580     1,820,956    (109,281)       3,715            --         (127,370)
Comprehensive income:
 Net income........................       --      --            --          --           --            --          234,860
 Unrealized loss on foreign
   currency hedging contracts, net
   of $(1,575) tax.................       --      --            --          --       (4,915)           --               --
 Unrealized loss on short-term
   interest-bearing investments,
   net of $(204) tax...............       --      --            --          --         (719)           --               --
 Comprehensive income..............
Employee stock options exercised...    1,157      21        12,056          --           --            --               --
Tax benefit of stock options
 exercised.........................       --      --         3,094          --           --            --               --
Repurchase of shares...............  (16,442)     --            --    (407,527)          --            --               --
Issuance of Ordinary Shares related
 to acquisition, net...............      561      --           747      14,392           --            --               --
Stock options granted, net of
 forfeitures.......................       --      --           749          --           --          (749)              --
Amortization of unearned
 compensation......................       --      --            --          --           --           575               --
Expense related to vesting of stock
 options...........................       --      --             6          --           --            --               --
                                     -------   ------   ----------   ---------      -------         -----        ---------
BALANCE AS OF SEPTEMBER 30, 2004...  201,334   $3,601   $1,837,608   $(502,416)     $(1,919)        $(174)       $ 107,490
                                     =======   ======   ==========   =========      =======         =====        =========


                                         TOTAL
                                     SHAREHOLDERS'
                                        EQUITY
                                     -------------
BALANCE AS OF OCTOBER 1, 2001......   $1,512,091
Comprehensive income:
 Net loss..........................       (5,061)
 Unrealized gain on foreign
   currency hedging contracts, net
   of $1,357 tax...................        2,682
 Unrealized gain on cash
   equivalents and short-term
   interest-bearing investments,
   net of $1,336 tax...............        3,592
                                      ----------
 Comprehensive income..............        1,213
                                      ----------
Employee stock options exercised...        5,161
Tax benefit of stock options
 exercised.........................        6,808
Expense related to vesting of stock
 options...........................           98
Repurchase of shares...............     (109,281)
Amortization of unearned
 compensation......................          185
                                      ----------
BALANCE AS OF SEPTEMBER 30, 2002...    1,416,275
Comprehensive income:
 Net income........................      168,883
 Unrealized gain on foreign
   currency hedging contracts, net
   of $3,258 tax...................        8,903
 Unrealized loss on cash
   equivalents and short-term
   interest-bearing investments,
   net of $(1,977) tax.............       (5,080)
                                      ----------
 Comprehensive income..............      172,706
                                      ----------
Employee stock options exercised...        2,320
Tax benefit of stock options
 exercised.........................          262
Expense related to vesting of stock
 options...........................           37
                                      ----------
BALANCE AS OF SEPTEMBER 30, 2003...    1,591,600
Comprehensive income:
 Net income........................      234,860
 Unrealized loss on foreign
   currency hedging contracts, net
   of $(1,575) tax.................       (4,915)
 Unrealized loss on short-term
   interest-bearing investments,
   net of $(204) tax...............         (719)
                                      ----------
 Comprehensive income..............      229,226
                                      ----------
Employee stock options exercised...       12,077
Tax benefit of stock options
 exercised.........................        3,094
Repurchase of shares...............     (407,527)
Issuance of Ordinary Shares related
 to acquisition, net...............       15,139
Stock options granted, net of
 forfeitures.......................           --
Amortization of unearned
 compensation......................          575
Expense related to vesting of stock
 options...........................            6
                                      ----------
BALANCE AS OF SEPTEMBER 30, 2004...   $1,444,190
                                      ==========

     As of September 30, 2004, 2003 and 2002, accumulated other comprehensive
(loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(1,232), $3,683 and $(5,220) and unrealized (loss) gain on cash equivalents and short-term interest-bearing investments, net of tax, of $(687), $32 and $5,112, as of September 30, 2004, 2003 and 2002, respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEAR ENDED SEPTEMBER 30,
                                                          -------------------------------------
                                                             2004          2003         2002
                                                          -----------   -----------   ---------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss).......................................  $   234,860   $   168,883   $  (5,061)
Reconciliation of net income (loss) to net cash provided
  by operating activities:
     Depreciation and amortization......................      100,877        97,452     309,821
     Adjustment to the basis of investments.............           --            --       5,500
     In-process research and development expenses and
       other............................................           --         4,133      17,400
     (Gain) loss on sale of equipment...................       (1,436)          396         549
     Gain on repurchase of 2% convertible notes.........          (13)         (448)     (6,012)
     Deferred income taxes..............................      (11,272)        4,001      (1,665)
     Tax benefit of stock options exercised.............        3,094           262       6,808
     Realized gain from short-term interest-bearing
       investments......................................        1,863         2,802          --
     Unrealized other comprehensive income..............           --            --       8,967
Net changes in operating assets and liabilities, net of
  amounts acquired:
  Accounts receivable...................................      (53,723)       58,485      97,055
  Prepaid expenses and other current assets.............        1,856         2,278     (22,992)
  Other noncurrent assets...............................      (44,401)      (26,882)     (9,875)
  Accounts payable and accrued expenses.................       31,697           429      (2,461)
  Deferred revenue......................................       46,713        53,294     (21,253)
  Income taxes payable..................................       33,773        21,854      (4,798)
  Noncurrent liabilities and other......................          516         4,892      40,293
                                                          -----------   -----------   ---------
Net cash provided by operating activities...............      344,404       391,831     412,276
                                                          -----------   -----------   ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
  improvements..........................................        4,431         2,532       1,795
Payments for purchase of equipment, vehicles and
  leasehold improvements................................      (54,148)      (62,410)    (58,562)
Purchase of short-term interest-bearing investments.....   (1,325,383)   (1,065,236)         --
Proceeds from sale of short-term interest-bearing
  investments...........................................    1,125,538     1,193,248          --
Purchase of short-term interest-bearing investments,
  net...................................................           --            --    (344,095)
Investment in noncurrent assets.........................           --            --     (39,584)
Net cash paid for in acquisitions.......................      (10,651)      (30,980)   (213,180)
                                                          -----------   -----------   ---------
Net cash (used in) provided by investing activities.....     (260,213)       37,154    (653,626)
                                                          -----------   -----------   ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised..........       12,077         2,320       5,161
Repurchase of shares....................................     (407,527)           --    (109,281)
Redemption of 2% convertible notes......................     (395,110)           --          --
Repurchase of 2% convertible notes......................       (5,059)      (44,153)    (48,934)
Net proceeds from issue of long-term 0.50% convertible
  notes.................................................      441,610            --          --
Borrowings under financing arrangements.................          987         3,345          --
Principal payments under financing arrangements.........       (2,213)         (595)         --
Proceeds from sale-leaseback transaction................           --         8,076          --
Principal payments on capital lease obligations.........      (26,204)      (17,033)    (11,939)
                                                          -----------   -----------   ---------
Net cash used in financing activities...................     (381,439)      (48,040)   (164,993)
                                                          -----------   -----------   ---------
Net (decrease) increase in cash and cash equivalents....     (297,248)      380,945    (406,343)
Cash and cash equivalents at beginning of year..........      847,600       466,655     872,998
                                                          -----------   -----------   ---------
Cash and cash equivalents at end of year................  $   550,352   $   847,600   $ 466,655
                                                          ===========   ===========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                                                               YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------
                                                               2004      2003      2002
                                                              -------   -------   -------
SUPPLEMENTARY CASH FLOW INFORMATION
Interest and Income Taxes Paid
  Cash paid for:
     Income taxes, net of refunds...........................  $35,677   $30,823   $75,371
     Interest...............................................   11,940     9,690    11,221

NON-CASH INVESTING AND FINANCING ACTIVITIES

     Capital lease obligations of $2,245 were incurred during the year ended September 30, 2002, when the Company (as defined below) entered into lease agreements for vehicles.

     In the year ended September 30, 2004, the Company issued 561 Ordinary Shares in connection with the acquisition of XACCT (as defined below) valued at $15,139. See Note 3.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                               SEPTEMBER 30, 2004

NOTE 1 -- NATURE OF ENTITY

     Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one operating segment, providing integrated customer management systems and related services. The Company designs, develops, markets, supports, operates and provides Managed Services for information system solutions primarily to leading communications companies throughout the world.

     The Company is a Guernsey corporation, which directly or indirectly holds several wholly owned subsidiaries in the Asia-Pacific region, Europe, Israel, Latin America and North America. The majority of the Company's customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company's main production and operating facilities are located in Israel, the United States (U.S.), Cyprus, Canada and Ireland. Recently, the Company established a new development center in India.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

  CONSOLIDATION

     The financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

  FUNCTIONAL CURRENCY

     The Company manages its foreign subsidiaries as integral direct components of its operations. According to the salient economic factors indicated in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation", the Company's cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are denominated in the U.S. dollar. The operations of the Company's foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. Accordingly, the Company has determined that its functional currency is the U.S. dollar. The Company periodically assesses the applicability of the U.S. dollar as the Company's functional currency by reviewing the salient indicators.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

  INVESTMENTS

     The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations and mortgages, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on short-term interest-bearing

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

     From time to time the Company also makes certain investments in non-publicly traded companies. Such investments are included in other noncurrent assets in the Company's consolidated balance sheet and are generally carried at cost. The Company monitors such investments for impairment and makes appropriate reductions in carrying values if necessary.

     In fiscal 2002, the Company recorded pretax charges of $5,500 to adjust the carrying value of two investments, accounted for by the Company under the cost method. The declines in the fair values of the investments were judged to be other than temporary and, therefore, the cost basis was written down. The write-downs were taken due to the severe financial difficulties the individual companies were facing, combined with a lack of earnings potential and other going concern issues in accordance with Staff Accounting Bulletin ("SAB") 59, "Accounting for Noncurrent Marketable Equity Securities". Further, the fair value of each investee had been substantially less than the cost of the investment and the Company's management did not expect a recovery in fair value. Some of the companies have ceased operations and the others have minimal operations. All of the companies were small privately-held companies that had prospects for developing technology that might be of interest to the Company. As of September 30, 2004 and 2003, as a result of the acquisition of Certen Inc. and the adjustments described above, all of the Company's remaining cost method investments are presented at nil fair value.

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

  GOODWILL AND OTHER INTANGIBLE ASSETS

     The Company follows SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets will continue to be amortized over their useful lives. According to SFAS No. 141's new definition of intangible assets, workforce-in-place was reclassified to goodwill.

     The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill. Goodwill associated with acquisitions completed prior to July 1, 2001 was amortized on a straight-line basis over its estimated useful life. Commencing October 1, 2002 goodwill is no longer amortized, but is subject to periodical impairment tests. See Note 8.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Other intangible assets consist primarily of purchased computer software, intellectual property rights, core technology and customer arrangements.

     Intellectual property rights, purchased computer software and core technology acquired by the Company are amortized over their estimated useful lives on a straight-line basis. Workforce-in-place acquired by the Company was amortized over its estimated useful life on a straight-line basis through fiscal 2002. Commencing October 1, 2002, workforce-in-place is considered goodwill and no longer is amortized. See Note 8.

     Some of acquired customer arrangements are amortized over their estimated useful lives based on the pro-rata amount of the future revenue expected to be realized from the customer arrangements. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other acquired customer arrangements are amortized over their estimated useful lives on a straight-line basis.

  LONG-LIVED ASSETS

     The Company considers whether there are indicators of impairment that would require the comparison of the estimated net realizable value of intangible assets with finite lives, equipment, leasehold improvements and vehicles and other long-lived assets, using an undiscounted cash flow analysis, to their carrying value under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any impairment would be recognized when the fair market value of such long-lived assets is less than their carrying value. During the year ended September 30, 2004 the Company identified and recognized an impairment charge (included in cost of service) of $2,785 related to software technology that the Company had no future use for, and therefore was abandoned.

  COMPREHENSIVE INCOME (LOSS)

     The Company accounts for comprehensive income under the provisions of SFAS No. 130, "Reporting Comprehensive Income", which established standards for the reporting and display of comprehensive income and its components. Comprehensive income (loss) represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

  CONVERTIBLE NOTES

     Accrued interest on the Company's convertible notes is included in "accrued expenses and other current liabilities". The Company amortizes the issuance costs related to the convertible notes on a straight-line basis over the term of the convertible notes. Gain or loss on repurchase of convertible notes represents the difference between the principal amount and the purchase price. Such gains, aggregating $13, $448 and $6,012, are included in "interest income and other, net" in fiscal 2004, 2003 and 2002, respectively. The amortized issuance cost calculated on a pro-rata basis, related to the repurchased 2% convertible notes, is included in "interest income and other, net".

  TREASURY STOCK

     The Company repurchases its Ordinary Shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

  REVENUE RECOGNITION

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, combined license and service revenue generally is recognized over the course of these long-term projects, using the percentage of completion method of accounting in conformity with Accounting Research Bulletin ("ARB") No. 45, "Long Term Construction-Type Contracts", Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and SOP 97-2, "Software Revenue Recognition". Losses are recognized on contracts in the period in which the loss is identified in accordance with SOP 81-1.

     Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee.

     Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification as part of a long-term contract is recognized as work is performed, under the percentage of completion method of accounting. In cases where extended payment terms exist, license and related customization fees are recognized when payments are due, in accordance with SOP 97-2. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided, in accordance with SAB 104, "Revenue Recognition" and SOP 97-2. The Company complies with Emerging Issues Task Force ("EITF") 03-05, "Applicability of AICPA SOP 97-2 to Non-Software Deliverables in an Arrangement Containing More Than Incidental Software".

     In Managed Services contracts, revenue from the operation of a customer's system is recognized either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed.

     Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded according to the criteria established in EITF 99-19, "Recording Revenue Gross

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

as a Principal versus Net as an Agent" and SAB 104. Revenue is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement and/or possesses other attributes such as pricing and supplier selection latitude. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis.

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

     Many of the Company's agreements include multiple deliverables. For these multiple element arrangements, the fair value of each component is determined based on specific objective evidence for that element and revenue is allocated to each component based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above. The Company uses the residual method in accordance with SOP 97-2 and EITF 00-21, "Revenue Arrangements with Multiple Deliverables", in multiple element arrangements that include license for the sale of software solutions that do not require significant customization and modification and first year maintenance to determine the appropriate value for the license component.

     In circumstances where the Company enters into a contract with a customer for the provision of Managed Services for a defined period of time, the Company defers, in accordance with SAB 104, certain costs incurred by the Company at the inception of the contract. These costs include costs associated with migration of data and the establishment of software interfaces. The deferred costs are amortized on a straight-line basis over the life of the respective customer contract. Revenue associated with these capitalized costs is deferred and is recognized over the life of the respective customer contract.

     In cases where extended payment terms exist and revenue is deferred until payments are due, related costs are capitalized as contract costs and recognized as revenue is recognized.

     Deferred revenue represents billings to customers for licenses, services and third-party products for which revenue has not been recognized. Unbilled accounts receivable include all amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Allowances that are netted against accounts receivable represent amounts provided for accounts for which their collectibility is not reasonably assured.

     Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10% of total revenue in each of fiscal 2004, 2003 and 2002.

  COST OF LICENSE AND COST OF SERVICE

     Cost of license and cost of service consist of all costs associated with providing services to customers, including identified losses on contracts and warranty expense. Estimated losses on contracts are recognized in the period in which the loss is identified in accordance with SOP 81-1. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes royalty payments to software suppliers, amortization of purchased computer software and intellectual property rights.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Cost of service also includes costs of third-party products associated with reselling third-party computer hardware and software products to customers, when revenue from third-party products is recorded at the gross amount. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.

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

  EMPLOYEE BENEFIT PLANS

     The Company maintains a non-contributory defined benefit plan for one of its Canadian subsidiaries that provides for pensions for substantially all of that subsidiary's employees based on length of service and rate of pay. Additionally, the Company provides to these employees other retirement benefits such as certain health care and life insurance benefits on retirement and various disability plans, workers' compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependants, after employment but before retirement, under specified circumstances.

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

     The fair value of the employee benefit plans' assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experience gains and losses. Past service costs, which may arise from plan amendments, are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

  STOCK-BASED COMPENSATION

     The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options. Pursuant to these accounting standards, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options in accordance with the accelerated expense attribution method. No compensation expense is recorded for stock options that are granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

grant. Compensation expenses that are deductible in a tax return in a period different from the one in which they are reported as expenses in measuring net income are temporary differences that result in deferred taxes. To the extent that compensation is not recorded for stock-based compensation, the benefit of the related tax deduction is recorded as an increase to additional paid-in capital in the period of the tax reduction.

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

     As presented below, the Company determined pro forma net income (loss) and earnings (loss) per share information as if the fair value method described in SFAS No. 123, as amended by SFAS No. 148, had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

     The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

                                                     YEAR ENDED SEPTEMBER 30,
                                                     ------------------------
                                                      2004     2003     2002
                                                     ------   ------   ------
Risk-free interest rate............................    3.12%    2.70%    2.85%
Expected life of options...........................    4.49     2.93     2.94
Expected annual volatility.........................   0.687    0.568    0.756
Expected dividend yield............................    None     None     None
Fair value per option..............................  $12.62   $ 5.08   $10.72

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth the pro forma effect of applying SFAS No. 123 on net income (loss) and earnings (loss) per share for the presented periods:

                                                 YEAR ENDED SEPTEMBER 30,
                                              -------------------------------
                                                2004       2003       2002
                                              --------   --------   ---------
Net income (loss), as reported..............  $234,860   $168,883   $  (5,061)
Add: Stock-based compensation expense
  included in net income (loss), net of
  related tax effects.......................       453      1,153         204
Less: Total stock-based compensation expense
  determined under fair value method for all
  awards, net of related tax effects........   (35,989)   (59,947)   (101,231)
                                              --------   --------   ---------
Pro forma net income (loss).................  $199,324   $110,089   $(106,088)
                                              ========   ========   =========
Basic earnings (loss) per share:
  As reported...............................  $   1.13   $   0.78   $   (0.02)
                                              ========   ========   =========
  Pro forma.................................  $   0.95   $   0.51   $   (0.48)
                                              ========   ========   =========
Diluted earnings (loss) per share:
  As reported...............................  $   1.10   $   0.77   $   (0.02)
                                              ========   ========   =========
  Pro forma.................................  $   0.93   $   0.50   $   (0.48)
                                              ========   ========   =========

     The pro forma results for fiscal years 2003 and 2002 have been revised due to a correction of the stock-based employee expense amounts for such years. These corrections resulted in a decrease in pro forma net income of $35,255 in fiscal 2003, and in an increase in pro forma net loss of $6,653 in fiscal 2002 from amounts previously reported, and a decrease in pro forma diluted earnings per share of $0.17 in fiscal 2003, and an increase in pro forma diluted loss per share of $0.03 in fiscal 2002 from amounts previously reported.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, short-term financing arrangements, forward exchange contracts, lease obligations and convertible notes. In view of their nature, the fair value of the financial instruments, excluding the convertible notes (for which the fair value as of September 30, 2004 is approximately $406,000), included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts.

  CONCENTRATIONS OF CREDIT RISK

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

     The Company's revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company's business is subject to the effects of general global economic conditions and, in particular, market

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral. The allowance for doubtful accounts is for estimated losses resulting from the inability of the Company's customers to make required payments. The Company evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay. As of September 30, 2004, the Company had no customers that had accounts receivable balances of more than 10% of total accounts receivable. As of September 30, 2003, the Company had two customers that had accounts receivable balances of more than 10% of total accounts receivable, aggregating 27.4% (16.7% and 10.7%).

  EARNINGS PER SHARE

     The Company accounts for earnings per share based on SFAS No. 128, "Earnings per Share". SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding stock options using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method.

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

  GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

     The Company follows FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 requires that, at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. See Note 15.

  GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT

     The Company follows SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates previous requirements to classify gains and losses from extinguishment of debt as extraordinary items in earnings. The Company adopted SFAS No. 145 in the fourth quarter of fiscal 2002 in connection with the gains related to the repurchases of its convertible notes. See Note 12.

  RECLASSIFICATIONS

     Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  ADOPTION OF NEW ACCOUNTING STANDARDS

     SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits", requires additional disclosures about assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The provisions of this Statement are effective for fiscal years ending after December 15, 2003. The Company adopted the disclosure provisions in fiscal 2004.

  RECENT ACCOUNTING PRONOUNCEMENTS

     The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share

     In September 2004, the EITF reached a consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share" ("Issue 04-8"). Issue 04-8 relates to contingently convertible debt instruments, which are generally convertible into common shares of the issuer after the common stock price has exceeded a predetermined threshold for a specified time period (market price trigger). Currently, the potential dilutive effect of the conversion feature is excluded from diluted earnings per share until the market price contingency is met. Under Issue 04-8 all instruments that have embedded conversion features that are contingent on market conditions indexed to an issuer's share price should be included in diluted earnings per share computations, if dilutive, regardless of whether the market conditions have been met. The effective date of Issue 04-8 is for reporting periods ending after December 15, 2004 (first quarter of the Company's fiscal 2005). The consensus would be applied retroactively to instruments outstanding at the date of adoption. Diluted earnings per share of all prior periods presented for comparative purposes should be restated to conform to the consensus guidance. For instruments whose terms have been modified prior to the date of adoption, the consensus would apply to terms of instruments in place at the date of adoption, and diluted earnings per share for all prior periods would be restated based upon the modified terms. For instruments that have been cash settled before the date of adoption, restatement of diluted earnings per share is not required. The Company believes that the change in accounting rules will reduce previously reported quarterly diluted earnings per share by approximately $0.01 per share for each of the third and fourth quarters of fiscal 2004, and by approximately $0.02 per share for fiscal 2004.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 -- ACQUISITIONS

  CLARIFY

     In November 2001, the Company purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. The aggregate initial purchase price for Clarify as of September 30, 2002 was $212,000 in cash, including transaction costs of $8,250. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11,111 reduction of the purchase price to $200,889 in the first quarter of fiscal 2003. The acquisition was accounted for as a business combination using the purchase method of accounting, as

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

required by SFAS No. 141. The fair market value of Clarify's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Clarify's operations are included in the Company's consolidated statements of operations, commencing on November 29, 2001. The Company obtained a valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $65,600 of acquired identifiable intangible assets, $17,400 was assigned to in-process research and development and was written-off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". The fair value assigned to core technology was $13,400 and was amortized over two years commencing on November 29, 2001. The fair value assigned to customer arrangements was $34,800 and is being amortized over three years commencing on November 29, 2001. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, following the settlement was $147,734, of which $141,345 is tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of Clarify is not amortized.

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
                                                              --------
                                                              $200,889
                                                              ========

  CERTEN

     In July 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen Inc. ("Certen", which was renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition, the Company had related transaction costs of approximately $3,000. The Company and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. Prior to this acquisition, the Company owned 10% of Certen and Bell's ownership interest in Certen was 90%. As a result of the acquisition, Certen is now a wholly owned subsidiary of the Company. Since Certen's inception, the Company has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. This acquisition expanded the Company's Managed Services offerings and positioned it as a major provider of Managed Services to the communications industry, and was its next logical step in the evolution of its relationship with Bell. In addition, as a result of this acquisition, the Company continued to develop an integrated billing platform to replace legacy systems built on a product-by-product basis. Following the acquisition, Certen continues to provide Managed Services to Bell as it did prior to the acquisition. The Company has a major billing operations Managed Services agreement with Bell through December 2010.

     The acquisition was accounted for using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Certen's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Certen's operations are included in the Company's consolidated statements of operations, commencing on July 2, 2003. The Company obtained a

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

valuation of the intangible assets acquired in the Certen transaction. The total purchase price was allocated to Certen's assets and liabilities, including identifiable intangible, based on their respective estimated fair values, on the date the transaction was consummated. Because the Company had a preexisting right to utilize the Amdocs billing software and customization prior to the acquisition, there was minimal incremental value to the Company in acquiring the software that was licensed to and customized for Certen. The value of the acquired customer arrangement was made by applying the income forecast method. The value assigned to the customer arrangement was $36,385 and is being amortized over seven and half years commencing on July 2, 2003 (the remaining life of the Managed Services agreement). The excess of the purchase price over the fair value of the net assets and identifiable intangible acquired, or goodwill, was $101,081, which is not tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of Certen is not amortized. In addition, deferred taxes were recognized for the difference between the book and tax basis of certain assets and liabilities.

     Prior to the Company's acquisition of Bell's ownership interest in Certen, the Company accounted for its investment in Certen under the cost method for its 10% ownership. In the fourth quarter of 2003, the Company recognized its 10% share in Certen's results prior to the acquisition. The Company's share in Certen's pre-acquisition results was a charge of $4,133, and is included in "restructuring charges, in-process research and development and other" for the year ended September 30, 2003.

     The following is the final allocation of the purchase price and deferred taxes:

Purchase price..............................................  $ 65,887
Transaction costs...........................................     2,925
                                                              --------
Total purchase price........................................    68,812
Write-off of deferred revenue and allowance on Amdocs books,
  net of tax................................................   (33,666)
                                                              --------
Net amount for purchase price allocation....................  $ 35,146
                                                              ========

     Allocation of purchase price:

90% tangible assets acquired, net of capitalized Amdocs
  system on Certen's books..................................  $  80,929
90% liabilities assumed.....................................   (241,460)
                                                              ---------
Net tangible assets.........................................   (160,531)
Customer arrangement........................................     36,385
Adjustment to fair value of pension and other
  post-employment benefit liabilities.......................    (12,605)
EITF 95-3 and other liabilities.............................     (2,857)
Deferred taxes resulting from the difference between the
  assigned value of certain assets and liabilities and their
  respective tax bases......................................     73,673
                                                              ---------
Net fair value of tangible assets acquired..................    (65,935)
Goodwill....................................................    101,081
                                                              ---------
                                                              $  35,146
                                                              =========

     Set forth below is the unaudited pro forma revenue, operating income
(loss), net income (loss) and per share figures for the years ended September 30, 2003 and 2002, as if Clarify had been acquired as of

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

October 1, 2000 and as if Certen had been acquired as of October 1, 2001, excluding the write-off of purchased in-process research and development:

                                                       YEAR ENDED SEPTEMBER 30,
                                                       -------------------------
                                                          2003          2002
                                                       -----------   -----------
Revenue..............................................  $1,621,957    $1,774,678
Operating income (loss)..............................     188,468        (6,231)
Net income (loss)....................................     150,224       (44,679)
Basic earnings (loss) per share......................        0.70         (0.20)
Diluted earnings (loss) per share....................        0.68         (0.20)

     As a result of SFAS No. 142, goodwill associated with acquisitions completed after June 30, 2001 is not amortized and, accordingly, the pro forma information above reflects no amortization of goodwill related to the Clarify and Certen acquisitions.

  XACCT

     On February 19, 2004, the Company acquired XACCT Technologies Ltd. ("XACCT"), a privately-held provider of mediation software to communications service providers. The Company acquired XACCT's outstanding shares for $28,425, of which $13,286 was paid in cash and the balance in 561 of the Company's Ordinary Shares. In addition, the Company had related transaction costs of approximately $750. This acquisition further expands the scope of the Company's billing capabilities in the network mediation space, enabling the collection, formatting and distribution of network usage events. With this acquisition, the Company achieves the capability to support end-to-end event processing, from network mediation through billing, for voice, data, content and commerce prepaid and postpaid transactions. The Company repurchased 484 Ordinary Shares in February 2004 to offset the dilutive effect of shares issued in the acquisition. The fair market value of XACCT's assets and liabilities has been included in the Company's balance sheet and the results of XACCT's operations have been included in the Company's consolidated statement of income, commencing on February 19, 2004. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, was $13,455, which is not tax deductible. The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of XACCT is not amortized.

     In addition, the Company granted XACCT's key employees an aggregate of 35 options with no exercise price, which vest over eighteen months. In accordance with APB 25, the Company recorded deferred compensation, net of forfeitures, of $749, which is amortized over the vesting period in accordance with the accelerated expense attribution method.

     The following is the preliminary allocation of the purchase price and deferred tax assets:

Net assets acquired.........................................  $   584
Technology..................................................    9,209
Customer arrangements.......................................    1,064
Deferred tax assets.........................................    4,863
Goodwill....................................................   13,455
                                                              -------
                                                              $29,175
                                                              =======

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Pro forma information on the Company's consolidated results of operations for the years ended September 30, 2004, 2003 and 2002 to reflect the XACCT acquisition is not presented, as its results of operations during such years are not material to the Company's consolidated results of operations.

NOTE 4 -- RELATED PARTY TRANSACTIONS

     The financial information presented below includes transactions with SBC Communications, Inc. ("SBC") through December 31, 2002 and Certen, prior to the Company's acquisition of the remaining 90% of Certen in July 2003. As a result of the Certen acquisition, Certen is a wholly owned subsidiary of the Company, and ceased to be a related party as of July 2, 2003, according to SFAS No. 57, "Related Party Disclosures". In addition, during the quarter ended December 31, 2002, SBC ceased to be a principal shareholder of the Company, according to SFAS No. 57, and thus is no longer a related party.

     The Company had licensed software and provided computer systems integration and related services to affiliates of SBC and to Certen. The following related party revenue is included in the consolidated statements of operations:

                                                               YEAR ENDED
                                                             SEPTEMBER 30,
                                                           ------------------
                                                            2003       2002
                                                           -------   --------
Revenue:
  License................................................  $ 3,827   $ 30,551
  Service................................................   84,122    314,341

     The following related party expenses are included in the consolidated statements of operations:

                                                                YEAR ENDED
                                                               SEPTEMBER 30,
                                                              ---------------
                                                               2003     2002
                                                              ------   ------
Operating expenses(1):
  Cost of service...........................................  $   --   $2,642
  Selling, general and administrative.......................      --      336
Interest income and other, net(2)...........................   1,662    1,886

---------------
(1) The Company leased office space on a month-to-month basis and purchased other miscellaneous support services from affiliates of SBC.

(2) Represents interest and exchange rate differences, net of hedging, on the convertible debentures of Certen for the year ended September 30, 2002, and for the year ended September 30, 2003 only through the acquisition date, July 2, 2003. Absent hedging, these amounts would be $9,344 and $1,402 for the years ended September 30, 2003 and 2002, respectively.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 5 -- SHORT-TERM INTEREST-BEARING INVESTMENTS

     Short-term interest-bearing investments consist of the following:

                                               AMORTIZED COST         MARKET VALUE
                                             AS OF SEPTEMBER 30,   AS OF SEPTEMBER 30,
                                             -------------------   -------------------
                                               2004       2003       2004       2003
                                             --------   --------   --------   --------
Federal agencies...........................  $ 51,572   $ 50,371   $ 51,476   $ 50,403
U.S. government treasuries.................    51,242     23,373     50,872     23,674
Corporate backed obligations...............   224,859    197,243    224,612    197,157
Corporate bonds............................   130,103     64,153    130,096     64,151
Mortgages (including government and
  corporate)...............................    67,272     44,743     67,117     44,724
Commercial paper/CD........................    35,500     35,643     35,496     35,457
Private placement..........................    80,680     26,219     80,678     26,225
Municipal bonds............................        --      1,501         --      1,501
                                             --------   --------   --------   --------
                                              641,228    443,246    640,347    443,292
Allowance for unrealized (loss) gain.......      (881)        46         --         --
                                             --------   --------   --------   --------
          Total............................  $640,347   $443,292   $640,347   $443,292
                                             ========   ========   ========   ========

     As of September 30, 2004, short-term interest-bearing investments had the following maturity dates:

                                                               MARKET
                                                               VALUE
                                                              --------
2005........................................................  $ 96,432
2006........................................................   124,058
2007........................................................   127,909
2008........................................................    57,663
2009........................................................    50,093
Thereafter..................................................   184,192
                                                              --------
                                                              $640,347
                                                              ========

NOTE 6 -- ACCOUNTS RECEIVABLE, NET

     Accounts receivable, net consists of the following:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2004       2003
                                                          --------   --------
Accounts receivable --billed............................  $242,254   $200,220
Accounts receivable --unbilled..........................    24,696     16,072
Less --allowances.......................................   (12,171)   (18,018)
                                                          --------   --------
Accounts receivable, net................................  $254,779   $198,274
                                                          ========   ========

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 7 -- EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

     Components of equipment, vehicles and leasehold improvements, net are:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2004       2003
                                                          --------   --------
Computer equipment......................................  $355,143   $311,319
Vehicles furnished to employees.........................    35,817     50,080
Leasehold improvements..................................    57,769     49,834
Furniture and fixtures..................................    41,368     40,109
                                                          --------   --------
                                                           490,097    451,342
Less accumulated depreciation...........................   308,976    247,875
                                                          --------   --------
                                                          $181,121   $203,467
                                                          ========   ========

     The Company has entered into various arrangements for the leasing of vehicles for periods of five years, carrying interest rates of LIBOR plus a margin ranging 0.5% to 0.9% (between 2.52% to 2.92% as of September 30, 2004). Vehicles under capital lease arrangements had a cost of $30,021 and $43,918 with related accumulated depreciation of $22,542 and $26,121 as of September 30, 2004 and 2003, respectively. As a result of the Certen acquisition, the Company assumed various arrangements for the leasing of computer equipment (hardware and software) for remaining periods of two to three years, denominated in Canadian dollars with interest rates ranging between 5.16% to 11.7%. Computer equipment under capital lease arrangements had a cost of $48,203 with related accumulated depreciation of $14,013 and $2,111 as of September 30, 2004 and 2003, respectively.

     The Company has accounted for these as capital leases and amortization costs have been included in depreciation expense. Total depreciation expense on equipment, vehicles and leasehold improvements for fiscal years 2004, 2003 and 2002, was $73,619, $69,560 and $66,621, respectively.

     Capital lease payments, excluding interest, due over the remaining lease terms are as follows:

FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------
2005.......................................  $19,262
2006.......................................    3,987
2007.......................................       89
                                             -------
                                             $23,338
                                             =======

     The above capital lease payments do not reflect a liability of $480, reflecting adjustment to fair value, resulting from the final valuation of capital lease agreements assumed in the acquisition of Certen. This adjustment will be amortized over the life of the lease.

     As of September 30, 2004, $7,227 of the above capital lease payments is guaranteed by Bell until payment is made in full.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 8 -- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

     Effective October 1, 2002 the Company adopted SFAS No. 142, and the Company performed the transitional tests of goodwill recorded as of October 1, 2002. Thereafter, an annual impairment test will be performed in the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. As discussed in Note 1, the Company and its subsidiaries operate in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and there was no impairment at the annual impairment test dates.

     Prior to fiscal 2003, goodwill and workforce-in-place were amortized using the straight-line method over their estimated period of benefit. Net loss and loss per share for fiscal 2002 adjusted to exclude amortization of goodwill and workforce-in-place, net of tax, are as follows:

                                                               YEAR ENDED
                                                              SEPTEMBER 30,
                                                                  2002
                                                              -------------
Reported net loss...........................................    $ (5,061)
Add back: goodwill and workforce-in-place amortizations.....     204,561
Attributable tax effect.....................................      (2,717)
                                                                --------
Adjusted net income.........................................    $196,783
                                                                ========
Adjusted basic earnings per share...........................    $   0.89
                                                                ========
Adjusted diluted earnings per share.........................    $   0.88
                                                                ========

     The following table presents details of the Company's total goodwill:

As of September 30, 2002....................................  $705,862
Decrease in Clarify goodwill as a result of a purchase price
  settlement (see Note 3)...................................   (13,524)
Goodwill resulted from Certen acquisition (see Note 3)......   104,796
                                                              --------
As of September 30, 2003....................................   797,134
Decrease in Certen goodwill as a result of a purchase price
  allocation adjustment (see Note 3)........................    (3,715)
Goodwill resulted from XACCT acquisition (see Note 3).......    13,455
                                                              --------
As of September 30, 2004....................................  $806,874
                                                              ========

     The following table presents details of amortization expense of purchased intangible assets as reported in the consolidated statements of operations:

                                                   YEAR ENDED SEPTEMBER 30,
                                                  ---------------------------
                                                   2004      2003      2002
                                                  -------   -------   -------
Cost of license.................................  $ 3,878   $ 4,075   $ 3,550
Cost of service.................................    2,785        --        --
Amortization of purchased intangible assets.....   17,909    19,940    27,243
                                                  -------   -------   -------
Total...........................................  $24,572   $24,015   $30,793
                                                  =======   =======   =======

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table presents details of the Company's total purchased intangible assets:

                                              ESTIMATED
                                             USEFUL LIFE              ACCUMULATED
                                             (IN YEARS)     GROSS     AMORTIZATION     NET
                                             -----------   --------   ------------   -------
SEPTEMBER 30, 2004
Core technology............................    2-3         $ 53,744    $ (46,326)    $ 7,418
Customer arrangements......................   2-7.5          74,107      (41,655)     32,452
Intellectual property rights and purchased
  computer software........................    3-10          51,996      (44,354)      7,642
                                                           --------    ---------     -------
Total......................................                $179,847    $(132,335)    $47,512
                                                           ========    =========     =======
SEPTEMBER 30, 2003
Core technology............................    2-3         $ 44,535    $ (43,418)    $ 1,117
Customer arrangements......................   3-7.5          70,073      (26,653)     43,420
Intellectual property rights and purchased
  computer software........................    3-10          51,996      (37,692)     14,304
                                                           --------    ---------     -------
Total......................................                $166,604    $(107,763)    $58,841
                                                           ========    =========     =======

     The estimated future amortization expense of purchased intangible assets as of September 30, 2004 is as follows:

                                             AMOUNT
                                             -------
FISCAL YEAR:
2005......................................   $12,574
2006......................................    10,639
2007......................................     8,532
2008......................................     4,851
2009......................................     4,851
Thereafter................................     6,065

NOTE 9 -- OTHER NONCURRENT ASSETS

     Other noncurrent assets consist of the following:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                2004        2003
                                                              ---------   --------
Funded employee benefit costs(1)............................  $ 54,591    $49,020
Managed services costs(2)...................................    49,582     15,916
Convertible notes issuance cost, net........................     7,406      2,096
Restricted cash and cash equivalents(3).....................       275        234
Other.......................................................    14,943      8,930
                                                              --------    -------
                                                              $126,797    $76,196
                                                              ========    =======

---------------
(1) See Note 16.

(2) See Note 2.

(3) The Company is required to maintain restricted cash and cash equivalents balances relating to letters of credit and bank guarantees.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 10 -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                           YEAR ENDED SEPTEMBER 30,
                                                          ---------------------------
                                                           2004      2003      2002
                                                          -------   -------   -------
Current.................................................  $72,588   $52,293   $75,185
Deferred................................................   (6,345)    4,001    (1,665)
                                                          -------   -------   -------
                                                          $66,243   $56,294   $73,520
                                                          =======   =======   =======

     All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

     Deferred income taxes are comprised of the following components:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2004       2003
                                                          --------   --------
Deferred tax assets:
  Deferred revenue......................................  $ 36,869   $ 27,056
  Accrued employee costs................................    29,473     26,333
  Equipment, vehicles and leasehold improvements, net...    49,436     47,932
  Intangible assets, computer software and intellectual
     property...........................................    13,738     15,052
  Net operating loss carry forwards.....................    27,945     13,629
  Other.................................................    24,826     23,061
  Valuation allowances..................................   (11,424)        --
                                                          --------   --------
  Total deferred tax assets.............................   170,863    153,063
                                                          --------   --------
Deferred tax liabilities:
  Anticipated withholdings on subsidiaries' earnings....   (38,973)   (43,046)
  Equipment, vehicles and leasehold improvements, net...    (9,832)    (6,634)
  Intangible assets, computer software and intellectual
     property...........................................   (29,157)   (28,563)
  Other.................................................    (8,134)   (14,867)
                                                          --------   --------
  Total deferred tax liabilities........................   (86,096)   (93,110)
                                                          --------   --------
Net deferred tax assets.................................  $ 84,767   $ 59,953
                                                          ========   ========

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                                                                YEAR ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                            2004   2003   2002
                                                            ----   ----   ----
Statutory Guernsey tax rate...............................   20%    20%    20%
Guernsey tax-exempt status................................  (20)   (20)   (20)
Foreign taxes.............................................   20     30     28
Valuation allowance.......................................    2     (5)    --
                                                            ---    ---    ---
Income tax rate before effect of acquisition-related
  costs, restructuring charges and gains from the
  repurchases of convertible notes........................   22     25     28
Effect of:
  Acquisition-related costs...............................   --     --     59
  Restructuring charges...................................   --     --     30
  Gains from the repurchases of convertible notes.........   --     --    (10)
                                                            ---    ---    ---
                                                             22%    25%   107%
                                                            ===    ===    ===

     As a Guernsey company with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes. Effective October 1, 2002, the Company adopted SFAS No. 142. As a result, the Company no longer amortizes goodwill, the majority of which is not tax-deductible. Therefore, this non tax-deductible item did not negatively impact the Company's effective tax rate in fiscal years 2004 and 2003.

     The high effective tax rate in the year ended September 30, 2002 was primarily attributable to amortization of goodwill related to the Company's acquisitions, much of which was not tax deductible. In the year ended September 30, 2002 the Company's effective tax rate was also adversely affected by the fixed non-deductible expenditures representing a larger component of the Company's pretax income.

     During fiscal 2004, the Company recognized deferred tax assets of $11,424 derived from net capital and operating loss carry forwards related to certain of its subsidiaries. The expiration of these losses carry forwards is unlimited. Given the uncertainty of the realization of these assets through future taxable earnings, a valuation allowance of $11,424 was recorded as of September 30, 2004.

     As of September 30, 2003, the Company estimated that operating losses related to its Canadian subsidiary would be realized through future taxable earnings. As a result, related valuation allowance of $13,282 was released through the income tax provision. The decrease in the Company's effective tax rate following the release of the valuation allowance was reflected in the Company's results of operations. As of September 30, 2002, the Company estimated that operating losses incurred by the subsidiary prior to the Company's acquisition of that company in April 2000 would be realized through future taxable earnings. As a result, the related valuation allowance of $8,957 was released as an offsetting reduction of the goodwill recorded in that transaction. As of September 30, 2004 and 2003, there was no valuation allowance balance related to the Canadian subsidiary. The valuation allowance related to the Company's Canadian subsidiary was changed during fiscal 2003 due to changes in timing differences prior to the Company's conclusion that the operating losses related to this subsidiary would be realized through future taxable earnings.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 11 -- FINANCING ARRANGEMENTS

  SHORT-TERM

     The Company's financing transactions are described below:

     As of September 30, 2004, the Company had available short-term general revolving lines of credit totaling $31,000. As of September 30, 2004, the outstanding balance under these credit lines was $987. The cost of maintaining these revolving lines of credit was insignificant.

     In addition, as of September 30, 2004, the Company had outstanding letters of credit and bank guarantees of $12,956. These were mostly supported by a combination of the credit facilities and restricted cash balances that the Company maintains with various banks. See Note 9.

  LONG-TERM

     Following the Company's acquisition of Certen (see Note 3), the Company assumed a loan bearing an annual interest rate of 7.53% and denominated in Canadian dollars. The principal of $617 and interest is payable in quarterly installments and matures in fiscal 2005.

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

     During the first quarter of 2004, the Company repurchased $5,000 aggregate principal amount of the 2% Notes for an aggregate purchase price of $4,987, and during the fourth quarter of 2004 and subsequent to the redemption on June 1, 2004, the Company repurchased $72 aggregate principal amount of the 2% Notes for an aggregate purchase price of $72. During the fourth quarter of fiscal 2003, the Company repurchased $44,600 aggregate principal amount of the 2% Notes at an average price of $990 per $1,000 principal amount, resulting in a gain of $448. During the fourth quarter of fiscal 2002, the Company repurchased $54,946 aggregate principal amount of the 2% Notes at an average price of $890 per $1,000 principal amount, resulting in a gain of $6,012. See Note 14. The Company funded these repurchases, and intends to fund any future repurchases, with available funds. As of June 1, 2004 holders had tendered to the Company for repurchase $395,110 principal amount of 2% Notes of the $395,454 then outstanding, and we purchased the tendered 2% Notes for cash. Subsequently, we purchased additional 2% Notes and as of September 30, 2004, $272 principal amount of 2% Notes remain as obligations of the Company, due June 1, 2008, in accordance with their terms. As of September 30, 2004, the remaining 2% Notes are presented as noncurrent liabilities under "Convertible notes". As of September 30, 2003, the 2% Notes were presented as current liabilities.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     In March 2004, the Company issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Company is obligated to pay interest on the 0.50% Notes semi-annually on March 15 and September 15 of each year. The 0.50% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company. The 0.50% Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares of the Company at a conversion rate of
23.1911 shares per one thousand dollars principal amount, representing a conversion price of approximately $43.12 per share, as follows: (i) during any fiscal quarter commencing after March 31, 2004, and only during that quarter if the closing sale price of the Company's Ordinary Shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the proceeding fiscal quarter (initially 130% of $43.12, or $56.06); (ii) upon the occurrence of specified credit rating events with respect to the notes; (iii) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of the Company's Ordinary Shares and the conversion rate; provided, however, holders may not convert their notes (in reliance on this subsection) if on any trading day during such measurement period the closing sale price of the Company's Ordinary Shares was between 100% and 130% of the then current conversion price of the notes (initially, between $43.12 and $56.06); (iv) if the notes have been called for redemption, or (v) upon the occurrence of specified corporate events. The 0.50% Notes are subject to redemption at any time on or after March 20, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, on such redemption date. The 0.50% Notes are subject to repurchase, at the holders' option, on March 15, 2009, 2014 and 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date ("Put Rights"). The Company may choose to pay the repurchase price in cash, Ordinary Shares or a combination of cash and Ordinary Shares. Recently, the FASB issued an exposure draft that would amend SFAS No. 128 to require that if a convertible financial instrument has an option to settle a required redemption in cash or shares, the assumption is the option would be settled in shares and therefore the "if converted" method should be applied based on the current share price and not according to the conversion price (the current accounting guidelines) when computing diluted earnings per share. Subsequent to the balance sheet date the Board of Directors has authorized the Company to amend the 0.50% Notes by waiving its right to a share settlement upon exercise of Put Rights and committing to a cash settlement. If the Company amends the 0.50% Notes as authorized by its Board of Directors, then the expected new accounting rule would have no impact on the Company's consolidated financial results.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 13 -- NONCURRENT LIABILITIES AND OTHER

     Noncurrent liabilities and other consist of the following:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2004       2003
                                                          --------   --------
Accrued employees costs.................................  $ 82,478   $ 75,654
Accrued pension liability(1)............................    21,255     16,372
Noncurrent customer advances............................    26,281     34,725
Long-term portion of capital lease obligations..........     4,112     23,825
Accrued lease obligations...............................    10,835     10,235
Other...................................................     9,488     11,684
                                                          --------   --------
                                                          $154,449   $172,495
                                                          ========   ========

---------------
(1) See Note 16.

NOTE 14 -- INTEREST INCOME AND OTHER, NET

     Interest income and other, net consists of the following:

                                                  YEAR ENDED SEPTEMBER 30,
                                               ------------------------------
                                                 2004       2003       2002
                                               --------   --------   --------
Interest income..............................  $ 17,941   $ 26,580   $ 31,856
Interest expense.............................   (12,867)   (11,425)   (16,004)
Gain from repurchase of 2% Notes(1)..........        13        448      6,012
Other, net...................................      (184)      (844)    (2,566)
                                               --------   --------   --------
                                               $  4,903   $ 14,759   $ 19,298
                                               ========   ========   ========

---------------
(1) See Note 12.

NOTE 15 -- CONTINGENCIES

  COMMITMENTS

     The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2004 are as follows:

FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------
2005......................................  $ 46,061
2006......................................    40,142
2007......................................    29,979
2008......................................    19,252
2009......................................    14,730
Thereafter................................    35,641
                                            --------
                                            $185,805
                                            ========

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $6,846, $5,688, $4,606, $2,786, $1,968 and $5,461 for the years ended September 30, 2005, 2006, 2007, 2008, 2009 and thereafter, respectively. Of the $158,450 net operating leases, net of $27,355 of sublease income, $10,280 has been included in accrued restructuring charges as of September 30, 2004.

     Rent expense, including accruals for future lease losses, was approximately $43,505, $33,039 and $39,141 for fiscal 2004, 2003 and 2002, respectively.

     The Company leases vehicles under operating leases. Future minimum non-cancelable lease payments required after October 1, 2004 are as follows:

FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------
2005.......................................  $ 4,365
2006.......................................    3,985
2007.......................................    3,985
2008.......................................    1,804
                                             -------
                                             $14,139
                                             =======

  LITIGATION

     On December 2, 2003 the Company announced that the United States District Court for the Eastern District of Missouri had issued an order granting the Company's motion to dismiss the securities class action lawsuits that had been pending against the Company and certain of its directors and officers since June 2002. The court's order also directed that judgment be entered in the Company's favor. On December 2, 2004, the United States Court of Appeals for the Eighth Circuit affirmed per curiam the dismissal of the complaint.

  OTHER LEGAL PROCEEDINGS

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

  GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

     The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

indemnification under this agreement expires in December 2005. As of September 30, 2004 and September 30, 2003, the maximum potential amount of the Company's future exposure under this guarantee pursuant to FIN No. 45 was $4,717.

     The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2004 and 2003.

     The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

NOTE 16 -- EMPLOYEE BENEFITS

     The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Severance expenses were approximately $15,363, $15,036 and $9,953 for fiscal 2004, 2003 and 2002, respectively.

     The Company sponsors defined contribution plans covering certain employees in the U.S., U.K. and Canada. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's contributions in fiscal 2004, 2003 and 2002 under such plans were not significant.

     Following the Company's acquisition of Certen (see Note 3) and commencing on the acquisition date, July 2, 2003, the Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post employment benefits for Certen employees based on length of service and rate of pay. The measurement date for the pension plan was September 30, 2003 and the measurement date for the other benefits was December 31, 2003.

  COMPONENTS OF NET BENEFIT PLANS COST

     The net periodic benefit cost for the year ended September 30, 2004, related to pension and other benefits were as follows:

                                                             PENSION     OTHER
                                                             BENEFITS   BENEFITS
                                                             --------   --------
Service costs..............................................  $ 1,967      $373
Interest on benefit obligations............................    2,676       386
Expected return on plan assets.............................   (2,200)       --
                                                             -------      ----
                                                             $ 2,443      $759
                                                             =======      ====

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
                                                               =====       ====

  COMPONENTS OF ACCRUED BENEFIT LIABILITY

     The following table sets forth changes in the fair value of plan assets, benefit obligations and the funded status of the plans:

                                                           PENSION     OTHER
                                                           BENEFITS   BENEFITS
                                                           --------   --------
CHANGE IN PLAN ASSETS:
Fair value of plan assets as of September 30, 2003.......  $ 27,971   $    --
Actual return on plan assets.............................     3,077        --
Foreign exchange gain....................................     1,735        --
Employer contribution....................................     2,208         8
Benefits paid............................................      (949)       (8)
                                                           --------   -------
FAIR VALUE OF PLAN ASSETS AS OF SEPTEMBER 30, 2004.......    34,042        --
                                                           --------   -------
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligations as of September 30, 2003.............   (38,294)   (5,426)
Service costs............................................    (1,967)     (373)
Interest on benefit obligations..........................    (2,676)     (386)
Actuarial losses.........................................    (2,446)     (248)
Special termination costs................................    (2,209)     (360)
Foreign exchange loss....................................    (3,108)     (449)
Benefits paid............................................       949         8
                                                           --------   -------
BENEFIT OBLIGATIONS AS OF SEPTEMBER 30, 2004.............   (49,751)   (7,234)
                                                           --------   -------
FUNDED STATUS-PLAN DEFICIT AS OF SEPTEMBER 30, 2004......   (15,709)   (7,234)
Unrecognized actuarial net losses........................    (1,077)     (257)
                                                           --------   -------
ACCRUED BENEFIT COSTS AS OF SEPTEMBER 30, 2004...........  $(14,632)  $(6,977)
                                                           ========   =======
ACCRUED BENEFIT COSTS INCLUDED IN ACCRUED PERSONNEL
  COSTS..................................................  $   (354)  $    --
                                                           ========   =======
ACCRUED BENEFIT COSTS INCLUDED IN NONCURRENT LIABILITIES
  AND OTHER..............................................  $(14,278)  $(6,977)
                                                           ========   =======

     As of September 30, 2004, the accumulated benefit obligation for the pension plan was $41,097, and $6,824 for the other benefits.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth the funded status of the plans as of September 30, 2003:

                                                           PENSION     OTHER
                                                           BENEFITS   BENEFITS
                                                           --------   --------
CHANGE IN PLAN ASSETS:
Fair value of plan assets in acquisition acquired........  $ 27,060   $    --
Actual return on plan assets.............................     1,032        --
Foreign exchange loss....................................      (107)       --
Benefits paid............................................       (14)       --
                                                           --------   -------
FAIR VALUE OF PLAN ASSETS AS OF SEPTEMBER 30, 2003.......    27,971        --
                                                           --------   -------
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligations assumed in acquisition...............   (37,400)   (5,262)
Service costs............................................      (493)      (90)
Interest on benefit obligations..........................      (564)      (98)
Foreign exchange gain....................................       149        24
Benefits paid............................................        14        --
                                                           --------   -------
BENEFIT OBLIGATIONS AS OF SEPTEMBER 30, 2003.............   (38,294)   (5,426)
                                                           --------   -------
FUNDED STATUS-PLAN DEFICIT AS OF
SEPTEMBER 30, 2003.......................................   (10,323)   (5,426)
Unrecognized actuarial net gain..........................       623        --
                                                           --------   -------
ACCRUED BENEFIT COSTS AS OF SEPTEMBER 30, 2003...........  $(10,946)  $(5,426)
                                                           ========   =======

  SIGNIFICANT ASSUMPTIONS

     The significant assumptions adopted in measuring the Canadian subsidiary's accrued benefit obligations and the net periodic benefit cost were as follows:

                                                              2004   2003
                                                              ----   ----
AS OF SEPTEMBER 30:
  ACCRUED BENEFIT OBLIGATIONS
  Weighted average discount rate, end of year...............  6.25%  6.50%
  Weighted average rate of compensation increase, end of
     year...................................................  3.50   3.50
FOR THE YEAR ENDED SEPTEMBER 30:
  NET PERIODIC BENEFIT COST
  Weighted average discount rate, end of preceding year.....  6.50%   n/a(1)
  Weighted average expected long-term rate of return on plan
     assets, end of preceding year..........................  7.50    n/a(1)
  Weighted average rate of compensation increase, end of
     preceding year.........................................  3.50    n/a(1)

---------------

(1) The plans commenced following the Company's acquisition of Certen on July 2, 2003; therefore there is no data for this time period.

     The expected future rate of return assumption is based on the target asset allocation policy and the expected future rates of return on these assets.

     For measurement purposes, a 4.5% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for the year ended September 30, 2004, except

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

for the cost of medication, which was assumed to increase at an annual rate of 10.5% for 2004. This rate was assumed to gradually decline to 4.5% by 2010 and remain stable thereafter.

     A 1% change in the assumed health care cost trend rates would have the following effect as of September 30, 2004:

                                                        1% INCREASE   1% DECREASE
                                                        -----------   -----------
Effect on other benefits -- total service and interest
  cost................................................    $  102         $ (82)
Effect on other benefits -- accrued benefit
  obligations.........................................     1,116          (878)

  PENSION PLAN ASSETS

     The following table sets forth the allocation of the pension plan assets as of September 30, 2004 and 2003, the target allocation for 2005 and the expected long-term rate of return by asset class. The fair value of the plan assets was $34,042 as of September 30, 2004 and $27,971 as of September 30, 2003.

                                                        PERCENTAGE       WEIGHTED-
                                                         OF PLAN          AVERAGE
                                            TARGET     ASSETS AS OF      LONG-TERM
                                          ALLOCATION  SEPTEMBER 30,    RATE OF RETURN
                                          ----------  -------------    --------------
ASSET CATEGORY                               2005     2004      2003        2004
--------------                            ----------  ----      ----   --------------
Equity securities.......................  45%-65%      57%       56%        9.0%
Debt securities.........................   35-55       43        44         5.5
                                                      ---       ---
Total...................................              100%      100%        7.5
                                                      ===       ===

     Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in units of the BCE Master Trust Fund, a Trust established by Bell. The investment strategy is to maintain an asset allocation that is diversified between multiple different asset classes, and between multiple managers within each asset class, in order to minimize the risk of large losses and to maximize the long-term risk-adjusted rate of return.

  PROJECTED CASH FLOWS

     The Company is responsible for adequately funding the pension plan. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. The Company contributed $2,208 to the pension plan in 2004 which was the minimum contribution required by law. Because the Company does not fund the other employee future benefit plan, the total payments of $8 paid in 2004 represents payments made to beneficiaries under this plan. The following table sets forth the Company's estimates for future minimum contributions to the pension plan and for benefit payments under the other benefit plan.

                                                             PENSION     OTHER
FOR THE YEARS ENDED SEPTEMBER 30,                            BENEFITS   BENEFITS
---------------------------------                            --------   --------
2005.......................................................  $ 3,285     $   89
2006.......................................................    2,628        109
2007.......................................................    2,725        121
2008.......................................................    2,836        136
2009.......................................................    2,950        155
2010 - 2014................................................   16,236      1,266
                                                             -------     ------
Total......................................................  $30,660     $1,876
                                                             =======     ======

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 17 -- CAPITAL TRANSACTIONS

     The following are details of the Ordinary Shares issued and outstanding:

                                                            AS OF SEPTEMBER 30,
                                                            -------------------
                                                              2004       2003
                                                            --------   --------
Voting Ordinary Shares issued.............................  224,947    223,790
Less -- treasury stock....................................  (23,613)    (7,732)
                                                            -------    -------
Ordinary Shares outstanding...............................  201,334    216,058
                                                            =======    =======

     The Company's capital transactions are described below:

     Total proceeds from the exercise of employee stock options amounted to $12,077, $2,320 and $5,161 in fiscal 2004, 2003 and 2002, respectively.

     During fiscal 2002, the Company repurchased 7,732 Ordinary Shares, at an average price of $14.13 per share pursuant to a share repurchase program.

     On November 5, 2003, the Company announced that its Board of Directors had authorized a share repurchase program of up to 5,000 Ordinary Shares over the next twelve months. The authorization permitted the Company to purchase Ordinary Shares in open market or privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions. During the first quarter of fiscal 2004, the Company repurchased 4,990 Ordinary Shares under this repurchase program, for an aggregate purchase price of $123,993.

     In connection with the Company's acquisition of XACCT (see Note 3), the Company's Board of Directors approved the repurchase of Ordinary Shares to offset the dilutive effect of share issuances in the acquisition. The closing of the acquisition occurred in February 2004, and the Company repurchased 484 Ordinary Shares in February 2004 for an aggregate purchase price of $13,417.

     In connection with the Company's issuance of the 0.50% Notes (see Note 12), the Board of Directors approved the repurchase of Ordinary Shares sold short by purchasers of the 0.50% Notes in negotiated transactions, concurrently with the sale of the notes, to offset the dilutive effect of the Ordinary Shares issuable upon conversion of the 0.50% Notes. The closing of the sale of the 0.50% Notes occurred in March 2004, and the Company repurchased 6,074 Ordinary Shares, for an aggregate purchase price of $170,061, out of the 10,436 Ordinary Shares issuable upon conversion of the 0.50% Notes, based on a conversion rate of
23.1911 shares per $1,000 principal amount.

     On July 28, 2004, the Company announced that its Board of Directors extended the share repurchase program for the additional repurchase of up to $100,000 of its Ordinary Shares in open market or privately negotiated transactions and at times and prices the Company deems appropriate. In accordance with this extension, the Company repurchased 4,894 Ordinary Shares, at an average price of $20.40 per share.

     The Company funded these repurchases, and intends to fund any future repurchases, with available funds.

NOTE 18 -- STOCK OPTION AND INCENTIVE PLAN

     In January 1998, the Company first adopted, and in each of January 1999, January 2000, January 2001 and January 2004, the Company has amended, the Amdocs Limited 1998 Stock Option and Incentive Plan (the "Plan"). Under the provisions of the Plan, 38,300 Ordinary Shares were authorized to

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

be granted to officers, directors, employees and consultants. Such options fully vest over a period of up to seven years and have a term of ten years.

     The following table summarizes information about share options, as well as changes during the years ended September 30, 2004, 2003 and 2002:

                                                                       WEIGHTED
                                                           NUMBER OF   AVERAGE
                                                             SHARE     EXERCISE
                                                            OPTIONS     PRICE
                                                           ---------   --------
Outstanding as of October 1, 2001........................  14,151.2     $38.89
Granted..................................................  16,648.5      23.88
Exercised................................................    (688.9)      7.49
Forfeited................................................  (2,418.8)     44.02
                                                           --------
Outstanding as of September 30, 2002.....................  27,692.0      30.30
Granted..................................................   3,151.2      10.49
Exercised................................................    (474.5)      4.89
Forfeited................................................  (4,803.0)     37.16
                                                           --------
Outstanding as of September 30, 2003.....................  25,565.7      27.04
Granted..................................................   4,177.2      22.07
Exercised................................................  (1,156.5)     10.44
Forfeited................................................  (2,539.9)     30.89
                                                           --------
Outstanding as of September 30, 2004.....................  26,046.5      26.61
                                                           ========

     As of September 30, 2004, 8,476.3 Ordinary Shares remained available for grant pursuant to the Plan.

     The following table summarizes information about share options outstanding as of September 30, 2004:

                       OUTSTANDING                                   EXERCISABLE
---------------------------------------------------------   ------------------------------
                                  WEIGHTED
                                   AVERAGE       WEIGHTED
                                  REMAINING      AVERAGE
   EXERCISE        NUMBER        CONTRACTUAL     EXERCISE     NUMBER      WEIGHTED AVERAGE
    PRICE        OUTSTANDING   LIFE (IN YEARS)    PRICE     EXERCISABLE    EXERCISE PRICE
   --------      -----------   ---------------   --------   -----------   ----------------
$    0 -  3.01       472.4          3.93          $ 1.86        462.7          $ 1.90
  6.40 - 18.60     8,138.2          7.88            9.99      2,796.5            9.59
 19.21 - 28.60     6,510.1          7.84           24.56      1,827.2           25.92
 30.94 - 31.90     4,694.6          7.20           31.01      3,851.9           31.01
 33.07 - 45.07     3,198.3          6.27           38.30      2,483.7           38.16
 47.90 - 65.01     2,535.3          5.96           58.36      2,184.7           58.13
 66.25 - 78.31       497.6          5.83           70.23        476.4           70.10

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 19 -- EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                                   YEAR ENDED SEPTEMBER 30,
                                                ------------------------------
                                                  2004       2003       2002
                                                --------   --------   --------
Numerator:
     Net income (loss)........................  $234,860   $168,883   $ (5,061)
                                                ========   ========   ========
Denominator:
  Denominator for basic earnings (loss) per
     share -- weighted average number of
     shares outstanding(1)....................   208,726    215,849    220,361
  Effect of dilutive stock options
     granted(2)...............................     5,471      4,027         --
                                                --------   --------   --------
  Denominator for dilutive earnings (loss) per
     share -- adjusted weighted average shares
     and assumed conversions(1)...............   214,197    219,876    220,361
                                                ========   ========   ========
Basic earnings (loss) per share...............  $   1.13   $   0.78   $  (0.02)
                                                ========   ========   ========
Diluted earnings (loss) per share.............  $   1.10   $   0.77   $  (0.02)
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

     The effect of the 2% Notes issued by the Company in May 2001 on diluted earnings (loss) per share was anti-dilutive for the years ended September 30, 2004, 2003 and 2002, and therefore was not included in the calculation above. The effect of the 0.50% Notes issued by the Company in March 2004 on diluted earnings per share was not included in the above calculation due to the conditions on their conversion. The weighted average effect of the repurchase of Ordinary Shares by the Company has been included in the calculation of basic earnings (loss) per share. See Note 17.

NOTE 20 -- SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

     The Company and its subsidiaries operate in one operating segment, providing business support systems and related services primarily for the communications industry.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  GEOGRAPHIC INFORMATION

     The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

                                                 YEAR ENDED SEPTEMBER 30,
                                           ------------------------------------
                                              2004         2003         2002
                                           ----------   ----------   ----------
REVENUE
United States............................  $  824,931   $  732,400   $  817,728
Canada...................................     333,898      183,973      178,240
Europe...................................     480,177      442,673      466,098
Rest of the world........................     134,726      124,281      151,499
                                           ----------   ----------   ----------
Total....................................  $1,773,732   $1,483,327   $1,613,565
                                           ==========   ==========   ==========

                                                   AS OF SEPTEMBER 30,
                                           ------------------------------------
                                              2004         2003         2002
                                           ----------   ----------   ----------
LONG-LIVED ASSETS
United States(1).........................  $  340,090   $  308,959   $  302,950
Canada(2)................................     668,806      686,748      539,832
Rest of the world........................      98,817       90,911      138,334
                                           ----------   ----------   ----------
Total....................................  $1,107,713   $1,086,618   $  981,116
                                           ==========   ==========   ==========

---------------
(1) Primarily goodwill, computer software and hardware.

(2) Primarily goodwill.

  REVENUE AND CUSTOMER INFORMATION

     Customer care and billing, customer relationship management or CRM, and order management systems (collectively, "CC&B") include systems for wireline, wireless, voice, video, data, broadband, content, electronic and mobile commerce and IP services. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic Internet directories.

                                                 YEAR ENDED SEPTEMBER 30,
                                           ------------------------------------
                                              2004         2003         2002
                                           ----------   ----------   ----------
CC&B.....................................  $1,536,993   $1,280,430   $1,439,980
Directory................................     236,739      202,897      173,585
                                           ----------   ----------   ----------
Total....................................  $1,773,732   $1,483,327   $1,613,565
                                           ==========   ==========   ==========

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  SALES TO SIGNIFICANT CUSTOMERS

     The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

                                                                 YEAR ENDED
                                                               SEPTEMBER 30,
                                                             ------------------
                                                             2004   2003   2002
                                                             ----   ----   ----
Customer 1.................................................   18%    11%    (*)%
Customer 2.................................................   14     15     12
Customer 3.................................................   12     11     11
Customer 4.................................................   (*)    (*)    10

---------------
(*) Less than 10 percent of total revenue

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

     The restructuring charge associated with these actions and recorded in the first quarter of fiscal 2003 was $9,956. Approximately $5,923 of the total charge was paid in cash as of September 30, 2004. The remaining facility related costs, are expected to be paid out through June 2008.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The first quarter of fiscal 2003 restructuring charge is comprised of the following as of September 30, 2004:

                                           EMPLOYEE
                                          SEPARATION                  ASSET
                                            COSTS      FACILITIES   WRITE-OFFS   OTHER    TOTAL
                                          ----------   ----------   ----------   -----   -------
Balance as of October 1, 2002...........   $    --      $    --      $    --     $ --    $    --
Charges.................................     4,011        4,022        1,829       94      9,956
Cash payments...........................    (3,890)        (467)          --      (94)    (4,451)
Non cash................................        --           --       (1,829)      --     (1,829)
Adjustments(1)..........................        38         (453)          --       --       (415)
                                           -------      -------      -------     ----    -------
Balance as of September 30, 2003........       159        3,102           --       --      3,261
Cash payments...........................      (167)      (1,305)          --       --     (1,472)
Adjustments.............................         8           --           --       --          8
                                           -------      -------      -------     ----    -------
Balance as of September 30, 2004........   $    --      $ 1,797      $    --     $ --    $ 1,797
                                           =======      =======      =======     ====    =======

---------------
(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar of $81 that were credited to "interest income and other, net" and adjustments of $334 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $453 and an increase of restructuring liabilities related to employee separation costs of $119. The net amount was credited to "cost of service" and "selling, general and administrative" expenses in the year ended September 30, 2003.

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

     The restructuring charge associated with these actions and recorded in the fourth quarter of fiscal 2002 was $20,919. Approximately $17,063 of the total charge was paid in cash as of September 30, 2004. The remaining facility related costs, are expected to be paid out through April 2012.

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

     The fourth quarter of fiscal 2002 restructuring charge is comprised of the following as of September 30, 2004:

                                           EMPLOYEE
                                          SEPARATION                  ASSET
                                            COSTS      FACILITIES   WRITE-OFFS   OTHER    TOTAL
                                          ----------   ----------   ----------   -----   -------
Balance as of October 1, 2001...........   $    --      $    --      $    --     $ --    $    --
Charges.................................    11,353        7,880        1,584      102     20,919
Cash payments...........................    (8,053)        (456)          --      (57)    (8,566)
Non cash................................        --           --       (1,584)      --     (1,584)
                                           -------      -------      -------     ----    -------
Balance as of September 30, 2002........     3,300        7,424           --       45     10,769
Cash payments...........................    (3,240)      (4,082)          --      (45)    (7,367)
Adjustments(1)..........................        22         (148)          --       --       (126)
                                           -------      -------      -------     ----    -------
Balance as of September 30, 2003........        82        3,194           --       --      3,276
Cash payments...........................        --       (1,130)          --       --     (1,130)
Adjustments(2)..........................       (82)         601           --       --        519
                                           -------      -------      -------     ----    -------
Balance as of September 30, 2004........   $    --      $ 2,665      $    --     $ --    $ 2,665
                                           =======      =======      =======     ====    =======

---------------
(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar of $21 that were credited to "interest income and other, net" and adjustments of $105 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $148 and an increase of restructuring liabilities related to employee separation costs of $43. The net amount was credited to "cost of service" and "selling, general and administrative" expenses in the year ended September 30, 2003.

(2) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar of $71 that were charged to "interest income and other, net" and adjustments of $448 due to changes in previous estimates. These adjustments resulted in an increase of restructuring liabilities related to facilities of $513 and a decrease of restructuring liabilities related to employee separation costs of $65. The net amount was credited to "cost of service" and "selling, general and administrative" expenses in the year ended September 30, 2004.

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

     The restructuring charge associated with this action and recorded in the first quarter of fiscal 2002 was $13,311. Approximately $7,108 of the total charge was paid in cash as of September 30, 2004. The remainder of the charge, comprised of facility related costs, is expected to be paid out through August 2008.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

     The restructuring charge related to the consolidation of the Stamford and Champaign facilities is comprised of the following as of September 30, 2004:

                                          EMPLOYEE
                                         SEPARATION                  ASSET
                                           COSTS      FACILITIES   WRITE-OFFS   OTHER    TOTAL
                                         ----------   ----------   ----------   -----   -------
Balance as of October 1, 2001..........   $    --      $    --      $    --     $  --   $    --
Charges................................     2,530        6,255        4,126       400    13,311
Cash payments..........................    (2,473)      (2,592)          --        (5)   (5,070)
Non cash...............................        --           --       (4,126)       --    (4,126)
                                          -------      -------      -------     -----   -------
Balance as of September 30, 2002.......        57        3,663           --       395     4,115
Cash payments..........................        --         (785)          --      (141)     (926)
Adjustments(1).........................       (57)        (168)          --      (254)     (479)
                                          -------      -------      -------     -----   -------
Balance as of September 30, 2003.......        --        2,710           --        --     2,710
Cash payments..........................        --       (1,112)          --        --    (1,112)
Adjustments(2).........................        --        4,220           --        --     4,220
                                          -------      -------      -------     -----   -------
Balance as of September 30, 2004.......   $    --      $ 5,818      $    --     $  --   $ 5,818
                                          =======      =======      =======     =====   =======

---------------
(1) Reflects adjustments of $479 due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities of $168, a decrease of restructuring liabilities related to employee separation costs of $57 and a decrease in other related costs of $254. The net amount was credited to "cost of service" and "selling, general and administrative" expenses in the year ended September 30, 2003.

(2) Reflects adjustments of $4,220 due to changes in previous estimates. These adjustments resulted in an increase of restructuring liabilities related to facilities of $4,220, which was charged to "cost of service" and "selling, general and administrative" expenses in the year ended September 30, 2004.

     The operating costs related to the Stamford site that were eliminated were approximately $8,500 in its last quarter of activity.

     Actual future cash requirements may differ materially from the accrual as of September 30, 2004, particularly if actual sublease income differs significantly from current estimates.

     These charges are included in "restructuring charges, in-process research and development and other" for the years ended September 30, 2003 and 2002.

NOTE 22 -- FINANCIAL INSTRUMENTS

     The Company enters into forward contracts to purchase and sell foreign currencies to reduce the exposure associated with revenue denominated in a foreign currency and exposure associated with anticipated expenses (primarily personnel costs), in non-U.S. dollar-based currencies and designates these as cash flow hedges. The Company also may enter into forward contracts to sell foreign currency in order to hedge its exposure associated with some firm commitments from customers in non-U.S. dollar-based

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

currencies and designates these for accounting purposes as fair value hedges. As of September 30, 2004 and 2003, the Company had no outstanding fair value hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. The Company currently enters into forward exchange contracts exclusively with major financial institutions. Forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to offset the effect of exchange rates on certain assets and liabilities. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of three years.

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

     The Company discontinues hedge accounting for a forward contract when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of hedged item; (2) the derivative matures or is terminated; (3) it is determined that the forecasted hedged transaction will no longer occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management decides to remove the designation of the derivative as a hedging instrument.

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

     The fair value of the open contracts recorded by the Company in its consolidated balance sheets as an asset or a liability is as follows:

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
Prepaid expenses and other current assets...................  $ 2,529    $ 7,447
Accrued expenses and other current liabilities..............   (2,465)    (2,138)
Noncurrent liabilities and other............................   (2,200)        --
                                                              -------    -------
Net fair value..............................................  $(2,136)   $ 5,309
                                                              =======    =======

     All forward contracts outstanding as of September 30, 2004 are expected to mature within the next two years.

     During fiscal years 2004, 2003 and 2002, the gains or losses recognized in earnings for hedge ineffectiveness, excluding the time value portion excluded from effectiveness testing, were not material. During fiscal years 2004, 2003 and 2002, the Company recognized losses of $0, $143 and $0, respectively,

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

for a hedged firm commitment that no longer qualified as a fair value hedge. During fiscal years 2004, 2003 and 2002, the Company recognized losses of $1,189, $16 and $25, respectively, resulting from hedged forecasted cash flows that no longer qualified as cash flow hedges. All of the above gains or losses are included in "interest income and other, net".

     Derivatives gains and losses, that are included in other comprehensive income (loss), are reclassified into earnings at the time the forecasted revenue or expenses are recognized. The Company estimates that a $213 net gain related to forward contracts that is included in other comprehensive income as of September 30, 2004 will be reclassified into earnings within the next twelve months. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

NOTE 23 -- SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following are details of the unaudited quarterly results of operations for the three months ended:

                                                  SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,
                                                  -------------   --------   ---------   ------------
2004
  Revenue.......................................    $452,455      $450,224   $442,758      $428,295
  Operating income..............................      76,948        76,699     75,584        66,969
  Net income....................................      61,582        59,920     60,290        53,068
  Basic earnings per share......................        0.30          0.29       0.29          0.25
  Diluted earnings per share....................        0.30          0.28       0.28          0.24
2003(1)
  Revenue.......................................    $411,759      $377,168   $355,014      $339,386
  Operating income..............................      56,167        59,982     56,314        37,955
  Net income....................................      43,871        47,438     45,375        32,199
  Basic earnings per share......................        0.20          0.22       0.21          0.15
  Diluted earnings per share....................        0.20          0.21       0.21          0.15

---------------
(1) In fiscal 2003, the fiscal quarter ended December 31, 2002 included a restructuring charge of $9,956, and the fiscal quarter ended September 30, 2003 included a charge related to the Company's 10% share in Certen's pre-acquisition results of $4,133.

                                 AMDOCS LIMITED

                          FINANCIAL STATEMENT SCHEDULE
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                             ACCOUNTS         VALUATION
                                                            RECEIVABLE    ALLOWANCES ON NET
                                                            ALLOWANCES   DEFERRED TAX ASSETS
                                                            ----------   -------------------
Balance as of October 1, 2001.............................   $  4,118         $ 27,907
Additions:
  Charged to costs and expenses...........................         --               --
  Charged to revenue......................................      9,082               --
  Charged to other accounts...............................     13,777(1)            --
Deductions................................................       (737)         (17,203)
                                                             --------         --------
Balance as of September 30, 2002..........................     26,240           10,704
Additions:
  Charged to costs and expenses...........................         --               --
  Charged to revenue......................................     17,585               --
  Charged to other accounts...............................         --            2,578(2)
Deductions................................................    (25,807)(3)       (13,282)(4)
                                                             --------         --------
Balance as of September 30, 2003..........................     18,018               --
Additions:
  Charged to costs and expenses...........................         --            8,076(5)
  Charged to revenue......................................      2,881               --
  Charged to other accounts...............................      4,176            3,348
Deductions................................................    (12,905)              --
                                                             --------         --------
Balance as of September 30, 2004..........................   $ 12,171         $ 11,424
                                                             ========         ========

---------------

(1) Includes accounts receivable allowance of $13,777 acquired as part of the acquisition of Clarify.

(2) Includes valuation allowances on net deferred tax assets incurred during fiscal 2003.

(3) Includes accounts receivable allowance eliminated as a result of the acquisition of Certen and write-off of accounts receivable previously reserved.

(4) Release of valuation allowance.

(5) Valuation allowances on deferred tax assets incurred during fiscal 2004.