Form 20-F
period 2005-09-30
AMDOCS LTD
filed 2005-12-28
CIK 1062579

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

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report............
              FOR THE TRANSITION PERIOD FROM ________ TO ________.

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

            Ordinary Shares, par value L0.01                                  200,181,700(1)
                    (Title of class)                                        (Number of shares)

---------------
(1) Net of 27,138,823 shares held in treasury. Does not include (a) 25,807,382 ordinary shares reserved for issuance upon exercise of stock options granted under our stock option plan or by companies we have acquired, and (b) 10,438,949 ordinary shares reserved for issuance upon conversion of outstanding convertible debt securities.

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                          Yes [X]               No [ ]

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                          Yes [ ]               No [X]

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes [X]               No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                     Item 17 [ ]               Item 18 [X]

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                          Yes [ ]               No [X]

                                 AMDOCS LIMITED
                            ------------------------

                                   FORM 20-F

           ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005
                            ------------------------

                                     INDEX

                                   PART I
Item 1.    Identity of Directors, Senior Management and Advisors.......    3
Item 2.    Offer Statistics and Expected Timetable.....................    3
Item 3.    Key Information.............................................    3
Item 4.    Information on the Company..................................   15
Item 5.    Operating and Financial Review and Prospects................   29
Item 6.    Directors, Senior Management and Employees..................   45
Item 7.    Major Shareholders and Related Party Transactions...........   52
Item 8.    Financial Information.......................................   53
Item 9.    The Offer and Listing.......................................   54
Item 10.   Additional Information......................................   54
Item 11.   Quantitative and Qualitative Disclosure about Market Risk...   63
Item 12.   Description of Securities Other than Equity Securities......   64

                                  PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.............   64
Item 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds.............................................   64
Item 15.   Controls and Procedures.....................................   64
Item 16A.  Audit Committee Financial Expert............................   65
Item 16B.  Code of Ethics..............................................   65
Item 16C.  Principal Accountant Fees and Services......................   65
Item 16D.  Exemption From the Listing Standards for Audit Committees...   66
Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
           Purchasers..................................................   66

                                  PART III

Item 17.   Financial Statements........................................   67
Item 18.   Financial Statements........................................   67
Item 19.   Exhibits....................................................  67

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2005 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

     The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.

                                      2005         2004         2003         2002         2001
                                   ----------   ----------   ----------   ----------   ----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..........................  $2,038,621   $1,773,732   $1,483,327   $1,613,565   $1,533,910
Operating income.................     338,492      296,200      210,418       49,161      159,281
Net income (loss)(1).............     288,636      234,860      168,883       (5,061)      66,386
Basic earnings (loss) per
  share..........................        1.44         1.13         0.78        (0.02)        0.30
Diluted earnings (loss) per
  share(2).......................        1.35         1.08         0.77        (0.02)        0.29
Dividends declared per share.....          --           --           --           --           --

                                      2005         2004         2003         2002         2001
                                   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
Total assets.....................  $3,202,468   $2,863,884   $2,877,517   $2,540,094   $2,624,436
Long term obligations
  2% Convertible Notes due June
     1, 2008(1)..................         272          272      400,454      445,054      500,000
  0.50% Convertible Senior Notes
     due 2024(3).................     450,000      450,000           --           --           --
  Long-term portion of capital
     lease obligations...........          --        4,112       23,825       15,138       24,779
Shareholders' equity(4)..........   1,656,452    1,444,190    1,591,600    1,416,275    1,512,091

                                                   ORDINARY SHARES    ADDITIONAL
                                                   ----------------    PAID-IN
                                                   SHARES    AMOUNT    CAPITAL     TREASURY STOCK
                                                   -------   ------   ----------   --------------
                                                                   (IN THOUSANDS)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
  DATA:
Balance as of September 30, 2001.................  222,628   $3,560   $1,806,290     $      --
  Employee stock options exercised...............      687       12        5,149            --
  Tax benefit of stock options exercised.........       --       --        6,808            --
  Expense related to vesting of stock options....       --       --           98            --
  Repurchase of shares(4)........................   (7,732)      --           --      (109,281)
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2002.................  215,583    3,572    1,818,345      (109,281)
  Employee stock options exercised...............      475        8        2,312            --
  Tax benefit of stock options exercised.........       --       --          262            --
  Expense related to vesting of stock options....       --       --           37            --
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2003.................  216,058    3,580    1,820,956      (109,281)
  Issuance of ordinary shares related to
     acquisition, net(5).........................      561       --          747        14,392
  Employee stock options exercised...............    1,157       21       12,056            --
  Tax benefit of stock options exercised.........       --       --        3,094            --
  Stock options granted, net of forfeitures......       --       --          749            --
  Repurchase of shares(4)........................  (16,442)      --           --      (407,527)
  Expense related to vesting of stock options....       --       --            6            --
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2004.................  201,334    3,601    1,837,608      (502,416)
                                                   -------   ------   ----------     ---------
  Issuance of restricted stock and stock options
     related to acquisitions, net................      144        2        6,034            --
  Employee stock options exercised...............    2,229       41       23,983            --
  Tax benefit of stock options exercised.........       --       --        3,147            --
  Repurchase of shares(4)........................   (3,525)      --           --       (99,976)
  Expense related to vesting of stock options....       --       --          150            --
                                                   -------   ------   ----------     ---------
Balance as of September 30, 2005.................  200,182   $3,644   $1,870,922     $(602,392)
                                                   =======   ======   ==========     =========

---------------

(1) In 2001, we issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "2% Notes"). During the first quarter of fiscal 2004, we repurchased $5,000 aggregate principal amount of 2% Notes for an aggregate purchase price of $4,987. During fiscal 2003 and 2002, we repurchased $44,600 and $54,946 aggregate principal amount of 2% Notes, respectively. In fiscal 2004, 2003 and 2002, we recorded gains of $13, $448 and $6,012, respectively, relating to the repurchases of 2% Notes. In 2004, we purchased $395,110 in aggregate principal amount of 2% Notes that had been tendered pursuant to the right of the holders to require us to purchase their 2% Notes on such date at a price equal to 100% of the principal amount plus accrued and unpaid interest. Of the $344 principal amount of untendered 2% Notes, we subsequently purchased $72 at a price of 100% of their principal amount and the balance remains as our outstanding obligations, in accordance with their terms.

(2) Diluted weighted average number of shares outstanding for the year ended September 30, 2004 has been restated, due to the adoption of Emerging Issue Task Force Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF 04-8"), which requires that prior period earnings per share computations be restated to show the effect on weighted average shares of the conversion of contingently convertible debt into equity. As a result of the restatement, diluted earnings per share has been reduced by $0.02 per share for the year ended September 30, 2004.

(3) In 2004, we issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due March 15, 2024 (the "0.50% Notes").

(4) From time to time, our Board of Directors has authorized us to repurchase ordinary shares in open market or privately negotiated transactions and at times and prices we deem appropriate. During fiscal 2002, we repurchased 7,732 ordinary shares at an average price of $14.13 per share. During the first quarter of fiscal 2004, we repurchased 4,990 ordinary shares at an average price of $24.82 per share. In connection with our February 2004 acquisition of XACCT Technologies Ltd. ("XACCT"), we repurchased 484 ordinary shares at an average price of $27.67 per share to offset the dilutive effect of share issuances in the acquisition. Concurrently with our March 2004 issuance of the 0.50% Notes, we repurchased 6,074 ordinary shares sold short by purchasers of the 0.50% Notes for an aggregate purchase price of $170,061 to offset the dilutive effect of the ordinary shares issuable upon conversion of the 0.50% Notes. During the fourth quarter of fiscal 2004, we repurchased 4,894 ordinary shares at an average price of $20.40 per share. In fiscal 2005, we repurchased 3,525 ordinary shares at an average price of $28.33 per share.

(5) In February 2004, we acquired XACCT, a privately-held provider of mediation software to communications service providers. We acquired XACCT's outstanding shares for $28,425, of which $13,286 was paid in cash and the balance in 561 of the Company's ordinary shares valued at $15,139.

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

     In fiscal 2003, the need for communications providers to control operating expenses and capital investment budgets resulted in slowed customer buying decisions, as well as price pressures. Due to adverse conditions in the business environment for communications companies, our revenues declined in the first quarter of fiscal 2003 and as a result, we undertook a restructuring program to reduce costs. Although the decline in our quarterly revenue halted in the second quarter of fiscal 2003, adverse market conditions in the future could have a negative impact on our business by reducing the number of new contracts we are able to sign and the size of initial spending commitments, as well as decreasing the level of discretionary spending under contracts with existing customers. In addition, a reoccurrence of the slowdown in the buying decisions of communications providers could extend our sales cycle period and limit our ability to forecast our flow of new contracts.

  IF WE FAIL TO ADAPT TO CHANGING MARKET CONDITIONS AND CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS, OUR BUSINESS COULD BE HARMED.

     We may be unable to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, it could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for Managed Services we provide to customers under long-term service agreements. These Managed Services include services, such as system modernization and consolidation, operation of data centers, ongoing support, maintenance services, system modification, the provision of rating and billing services and communications facility management.

     The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with independent providers of information systems and services and with the in-house software departments of communications companies. Our competitors include firms that provide comprehensive information systems and Managed Services solutions, software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services such as Internet, wireline and wireless services, systems integrators, service bureaus and companies that offer software systems in combination with the sale of network equipment.

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

     We compete with a number of companies that have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot assure you that we will be able to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, our results of operations and financial condition may be adversely affected.

  IF WE DO NOT CONTINUALLY ENHANCE OUR PRODUCTS AND SERVICE OFFERINGS, WE MAY HAVE DIFFICULTY RETAINING EXISTING CUSTOMERS AND ATTRACTING NEW CUSTOMERS.

     We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our base software modules and to developing Integrated Customer Management products that operate in state-of-the-art computing environments. Our present or future products may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

  WE MAY SEEK TO ACQUIRE COMPANIES OR TECHNOLOGIES, THAT COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     In July 2005, we acquired from DST Systems, Inc., which we refer to as DST, its DST Innovis, Inc. and DST Interactive, Inc. subsidiaries, which we refer to collectively as DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies. In August 2005, we acquired Longshine Information Technology Company Ltd., or Longshine, a leading vendor of customer care and billing software in China. In the future, we may acquire other companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. We cannot assure you that suitable future acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that we will be able to complete otherwise favorable acquisitions because of antitrust or other regulatory concerns.

     We cannot assure you that our acquisitions of DST Innovis or Longshine, or any future acquisitions that we may make, will enhance our products or strengthen our competitive position. In addition, our acquisitions of DST Innovis and Longshine, and any future acquisitions that we may make, could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

  OUR BUSINESS IS DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT CUSTOMERS, AND THE LOSS OF ANY ONE OF OUR SIGNIFICANT CUSTOMERS COULD HARM OUR RESULTS OF OPERATIONS.

     Our business is dependent on a limited number of significant customers. Our three largest groups of customers are comprised of AT&T Inc., which was formerly known as SBC Communications Inc. and which we refer to as AT&T, Bell Canada and Sprint Nextel Corporation, which we refer to as Sprint Nextel and certain of their subsidiaries, each of which accounted for approximately 10% or more of our revenue in fiscal 2005. Aggregate revenue derived from the multiple business arrangements we have with our six largest customer groups accounted for approximately 63% of our revenue in fiscal 2005. AT&T has historically been one of our largest shareholders, and, as of December 16, 2005, it beneficially owned approximately 5.3% of our outstanding ordinary shares. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition.

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

     Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, if we were to obtain several new customers or implement several new large-scale projects in a short period of time, we may need to attract and train additional employees at a rapid rate. We may face difficulties identifying and hiring qualified personnel. Our inability to hire and retain the appropriate personnel could increase our costs of retaining skilled employees and make it difficult for us to manage our operations, to meet our commitments and to compete for new customer contracts.

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

     Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products typically also requires coordination and agreement across many departments within a potential customer's organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. In fiscal 2003, buying decisions of communications providers were often delayed due to adverse conditions in the business environment, and our sales cycle period lengthened as a result. Although this trend improved in fiscal 2004 and 2005, the lengthening of our sales cycle could reduce growth in our revenue in the future. In addition, the lengthening of our sales cycle contributes to an increased cost of sales, thereby reducing our profitability.

  IF THE MARKET FOR OUR PRODUCTS DETERIORATES, WE MAY INCUR ADDITIONAL RESTRUCTURING CHARGES.

     In the fourth quarter of fiscal 2005, we commenced a series of measures designed to align our operational structure to our expected future growth, to allow better integration of our recent DST Innovis and Longshine acquisitions and to improve efficiency, which included termination of employment of software and IT specialists and administrative professionals at various locations around the world. A reduction in personnel can result in significant severance, administrative and legal expenses and may also adversely affect or delay various sales, marketing and product development programs and activities. Depending on market conditions in the communications industry and our business and financial needs, we may be forced to implement additional restructuring plans to further reduce our costs, which could result in additional restructuring charges. Additional restructuring charges could have a material adverse effect on our financial results.

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

     Our restructurings and cost reduction measures reduced the size of our operations. On January 31, 2003, after implementation of personnel reductions, our workforce consisted of approximately 7,800 individuals in software and information technology positions, compared to approximately 9,100 on November 30, 2001. Our software and information technology workforce increased to approximately 9,000 positions as of November 30, 2003, primarily as a result of the Certen acquisition in July 2003 and a Managed Services agreement signed in January 2003, to approximately 9,600 positions as of September 30, 2004 and to approximately 12,000 as of September 30, 2005. The increase in technology workforce in fiscal 2005 was attributable to our DST Innovis and Longshine acquisitions, as well to organic growth in the size of our operations. During periods of contraction, we have disposed of office space and related obligations in efforts to keep pace with the changing size of our operations and we may do so in the future. These cost reduction measures have included, and may in the future include, consolidating and/or relocating certain of our operations to different geographic locations. These activities could lead to difficulties and significant expenses related to subleasing or assigning any surplus space. We have accrued the estimated expenses that will result from our past restructuring efforts. However, if it is determined that the amount accrued is insufficient, an additional charge could have an unfavorable impact on our consolidated financial statements in the period this was determined.

 OUR INTERNATIONAL PRESENCE EXPOSES US TO RISKS ASSOCIATED WITH VARIED AND CHANGING POLITICAL, CULTURAL, LEGAL AND ECONOMIC CONDITIONS WORLDWIDE.

     We are affected by risks associated with conducting business internationally. We maintain development facilities in Canada, China, Cyprus, India, Ireland, Israel and the United States, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer base and to expand into new international markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

     - lack of acceptance of non-localized products,

     - legal and cultural differences in the conduct of business,

     - difficulties in staffing and managing foreign operations,

     - longer payment cycles,

     - difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings,

     - trade barriers,

     - difficulties in complying with varied legal and regulatory requirements across jurisdictions,

     - immigration regulations that limit our ability to deploy our employees,

     - political instability, and

     - variations in effective income tax rates among countries where we conduct business.

     One or more of these factors could have a material adverse effect on our international operations, which could harm our results of operations and financial condition.

 POLITICAL AND ECONOMIC CONDITIONS IN THE MIDDLE EAST, CYPRUS AND OTHER COUNTRIES MAY ADVERSELY AFFECT OUR BUSINESS.

     Of the development centers we maintain worldwide, our largest development center is located in five different sites throughout Israel. Approximately 39% of our employees are located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring region. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

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

     In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Although Cyprus has joined the European Union, intensive discussions facilitated by the United Nations, the European Union and the United States did not result in an agreed-upon plan of reunification for Cyprus. Any major hostilities between Cyprus and Turkey or the failure of the parties to finalize a peaceful resolution may have a material adverse effect on our development facility in Cyprus.

     In 2004, we established a development center in India, and we have recently expanded our operations in Russia and China. Conducting business in each of these countries involves unique challenges, including political instability, the transparency, consistency and effectiveness of business regulation, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations.

 OUR INTERNATIONAL OPERATIONS EXPOSE US TO RISKS ASSOCIATED WITH FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     Although we have operations throughout the world, the majority of our revenues and approximately 50% of our costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, approximately 50% of our operating costs in fiscal 2005 were incurred outside the United States in other currencies. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations outside of the United States, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in a particular country is not offset (or is offset with a time delay) by a devaluation of the local currency in relation to the dollar. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

     In addition, a portion of our revenue (approximately 30% in fiscal 2005) is not incurred in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the currencies in which such revenue is incurred and the dollar may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the Euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

     Generally, the effects of fluctuations in foreign currency exchange rates are mitigated by the fact that the majority of our revenue and approximately 50% of our operating costs are in dollars or linked to the dollar and we generally hedge our currency exposure on both a short-term and long-term basis with respect to expected revenue and operating costs. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations.

     The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

 IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY FROM MISAPPROPRIATION, OUR BUSINESS MAY BE HARMED.

     Any misappropriation of our technology or the development of competitive technology could seriously harm our business. Our software and software systems are largely comprised of software and systems we have developed or acquired and that we regard as proprietary. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, non-disclosure agreements and other methods to protect our proprietary rights. We also enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information and we also limit our customer access to the source codes of our software and our software systems. However, we do not include in our software any mechanisms to prevent or inhibit unauthorized use.

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

 CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HARM OUR BUSINESS.

     Our software and software systems are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of readily available software components that we license from third parties, including our employees and contractors. As a developer of complex software systems, third parties may claim that portions of our systems violate their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain, however, our competitors may independently develop technologies that are substantially equivalent or superior to ours.

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

 THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE.

     There can be no assurance that our effective tax rate of 20% for the year ended September 30, 2005 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

     For example, the government of Cyprus has issued a permit to our Cypriot subsidiary pursuant to which its activities are deemed to be offshore activities for Cypriot tax purposes, resulting in an effective tax rate in Cyprus of 4.25%. This tax rate will continue to apply to our Cypriot subsidiary until December 31, 2005. As of January 1, 2006 our Cypriot subsidiary will be subject to the generally applicable 10% corporate tax rate. Pursuant to legislation in 2004, Israeli companies are generally subject to a company tax rate on taxable income of 34% for 2005, 31% for 2006, 29% for 2007, 27% for 2008, 26% for 2009 and 25%
for 2010 and thereafter. However, certain production and development facilities of our Israeli subsidiary have been granted "Approved Enterprise" status that allows for taxation at a rate of 25% or lower. The entitlement of these facilities to reduced taxation is subject to certain time limitations. The Law for the Encouragement of Capital Investments, 1959 ("Investment Law"), which allows the benefits granted for Approved Enterprises, was amended in 2005 to impose additional eligibility criteria for Approved Enterprise benefits. The Company's management does not believe that the new Investment Law would have a material effect on the Company in 2006.

     If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time. For example, our favorable tax treatment in India expires in March 2009 and is limited to income derived from specific pre-approved information technology activities.

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

 WE ARE CURRENTLY THE SUBJECT OF A SECURITIES EXCHANGE COMMISSION INVESTIGATION, WHICH COULD NEGATIVELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     In 2003, we were informed that the Midwest Regional Office of the Securities and Exchange Commission (the "SEC"), was conducting a private investigation into the events leading up to our announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appeared to be focused on, but was not explicitly limited to, our forecasting beginning with our April 23, 2002 press release. We responded to an initial document request by the SEC, but have not received any requests for additional information or had any substantive contacts with the SEC related to this investigation since 2003. We have cooperated with the SEC staff and believe that we would be able to satisfy any concerns the SEC staff may have as to the matters under investigation. However, we are unable to predict whether the SEC will actively pursue this investigation or what the outcome may be. At a minimum, this investigation may divert the attention of our management and other resources that would otherwise be engaged in operating our business.

 THE MARKET PRICE OF OUR ORDINARY SHARES HAS AND MAY CONTINUE TO FLUCTUATE
 WIDELY.

     The market price of our ordinary shares has fluctuated widely and may continue to do so. During fiscal year 2005, our ordinary shares have traded as high as $30.96 per share and as low as $20.70 per share. Our ordinary shares traded as high as $80.50 per share in fiscal 2001 and as low as $5.85 per share in fiscal 2003. As of December 27, 2005, the closing price of our ordinary shares was $27.46 per share. Many factors could cause the market price of our ordinary shares to rise and fall, including:

     - market conditions in the industry and the economy as a whole,

     - variations in our quarterly operating results,

     - announcements of technological innovations by us or our competitors,

     - introductions of new products or new pricing policies by us or our competitors,

     - trends in the communications or software industries, including industry consolidation,

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

 IT MAY BE DIFFICULT FOR OUR SHAREHOLDERS TO ENFORCE ANY JUDGMENT OBTAINED IN THE UNITED STATES AGAINST US OR OUR AFFILIATES.

     We are incorporated under the laws of the Island of Guernsey and a majority of our directors and executive officers are not citizens or residents of the United States. A significant portion of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process upon us within the United States or upon such persons outside their jurisdiction of residence. Also, we have been advised that there is doubt as to the enforceability in Guernsey of judgments of the U.S. courts of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY, DEVELOPMENT AND ORGANIZATIONAL STRUCTURE OF AMDOCS

     Amdocs Limited was organized under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing software and services solutions to enable major services providers in North America, Europe and the rest of the world to move toward an integrated approach to customer management, which we refer to as Integrated Customer Management. Our registered office is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands, and the telephone number at that location is 011-44-1481-728444.

     In the United States, our main sales and development center is in St. Louis, Missouri. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328.

     Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in Canada, China, Cyprus, India, Ireland, Israel, the United Kingdom and the United States.

     We have pursued acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths. Our 1999 acquisition of ITDS enabled us to expand our service offerings and enhanced our ability to provide Managed Services solutions to our customers. In 2000, we acquired Solect, which enhanced our ability to serve the growing Internet Protocol, or IP, needs of our customers. We believe our 2001 acquisition from Nortel Networks Corporation of substantially all of the assets of its Clarify business, which provided Customer Relationship Management, or CRM, software to communications services companies and other enterprise sectors, positioned us as a leading provider of CRM to the communications industry and, through our addition of Clarify's CRM software to our product offerings, reinforced our leadership in delivering a comprehensive portfolio of business software applications. In 2003, we purchased Bell Canada's 90% ownership interest in Certen, which we formed with Bell Canada in 2001. This acquisition expanded our Managed Services offerings and positioned us as a leading provider of Managed Services to the communications industry. As a result of the acquisition, Certen is now our wholly owned subsidiary. In 2004, we acquired XACCT, a provider of mediation software to communications service providers.

     On July 1, 2005, we acquired from DST all of the common stock of DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies, or the Broadband Industry. We believe that this acquisition has positioned us to offer a comprehensive set of solutions to companies in the Broadband Industry as they transition to ICM. We are continuing to integrate the DST Innovis products into our ICM Enabling Systems and to expand our ICM Enabling Systems offerings to the Broadband Industry. On August 3, 2005, we acquired Longshine, a privately-held leading vendor of customer care and billing software in China, which counts three of China's four largest communications service providers among its customers. This acquisition enables us to offer our products and services to Chinese service providers, and we believe it will allow us to expand our presence in this large and fast growing market.

     In the future, we may consider, as part of our strategy, additional acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     In November 2002, we announced a series of measures designed to reduce costs and improve productivity. As part of this plan, we reduced our workforce by approximately 400 software and information technology specialists and administrative professionals and vacated facilities in different centers around the world. In addition, we implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs. As a result of these cost reduction measures, our software and information technology workforce decreased from approximately 9,100 on November 30, 2001 to approximately 7,800 as of January 31, 2003. During fiscal 2003, we increased our software and information technology workforce by approximately 1,200 employees, primarily as a result of the Certen acquisition in July 2003 and a Managed Services agreement signed with AT&T (formerly SBC) in January 2003. As of September 30, 2004, our software and information technology workforce had increased to approximately 9,600 employees. During fiscal 2005, we commenced a series of measures designed to align our operational structure to our expected future growth, to allow better integration of our recent acquisitions of DST Innovis and Longshine and to improve efficiency, which included termination of employment of software and IT specialists and administrative professionals at various locations around the world. As of September 30, 2005, our software and information technology workforce had increased to approximately 12,000 employees. The increase in software and information technology workforce in fiscal 2005 was attributable to our DST Innovis and Longshine acquisitions, as well to organic growth in the size of our operations.

     Our principal capital expenditures for fiscal 2005, 2004 and 2003 have been for computer equipment, for which we spent approximately $57.6 million, $50.8 million and $50.5 million, respectively. We anticipate our principal capital expenditures in fiscal 2006 will consist of additional computer equipment, with the bulk of these expenditures for computer equipment to be located at our facilities in North America, India and Israel.

BUSINESS OVERVIEW

     We combine software and services with business knowledge to accelerate the adoption of Integrated Customer Management strategies by service providers. Our market focus is primarily Tier 1 and Tier 2 companies in the communications industry, and we are a leading provider of software products and services to that industry. Our addressable market has now been expanded to include companies in the Broadband Industry, as a result of our recent acquisition of DST Innovis. The acquisition not only enlarges our customer base, but also allows us to offer a broader set of solutions to customers in the Broadband Industry. We are also leveraging our experience by working with service providers in the financial services sector, since certain of the challenges faced by companies in this sector are similar to those of communications service providers.

     Our products and services help our customers move toward Integrated Customer Management. Our product offerings include CRM, order management, service fulfillment, mediation, and content revenue management products, which we collectively refer to as Integrated Customer Management Enabling Systems, or ICM Enabling Systems. In the past, we referred to ICM Enabling Systems as CC&B Systems.

     Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as Directory Systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     We have designed ICM Enabling Systems to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support different lines of business, including wireline, wireless, cable and satellite, and a wide range of communications services, including voice, video, data, Internet Protocol, or IP, broadband, content, electronic and mobile commerce. We also support companies that offer multiple service packages which are commonly referred to as bundled or convergent service packages.

     Due to the complexity of our customers' projects and the expertise required for system support, we also provide information technology, or IT, services, including extensive consulting, business strategy, system implementation, training, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, the provision of rating and billing services and communications facility management services, in all cases on either, or a combination of, a fixed or unit charge basis to our customers.

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

  INDUSTRY BACKGROUND

     Communications Industry

     It is our view that, for more than 20 years, competition in the global communications industry has increased as a result of deregulation and the development of new service technologies that allow introducing new products and services into the evolving market, including content and IP services, as well as bundling of wireline and wireless voice, video and data services. The industry is also undergoing transformation, mainly driven by the continued industry consolidation trend and the continuing increase in customer demands.

     Competition in the U.S. market began to increase in 1984 when AT&T was required to divest its local telephone operations and many new operators began to enter the long distance market. The Telecommunications Act of 1996 increased competition in the United States even further by allowing new and existing local, long distance and cable companies to offer competing services. Our experience tells us that many companies now compete by providing bundled or convergent services, offering combinations of local exchange, long distance, wireless, broadband access, content and electronic and mobile commerce services. Deregulation is also creating opportunities for new ways of doing business, such as wholesaling and reselling communications services. Privatization and deregulation continue to encourage increased competition worldwide. We believe that, as markets are opened to competition, new competitors within these markets typically compete for market share with more established carriers by operating at lower cost, offering competitive prices, introducing new features and services and being more responsive to customer needs. In parallel, the communications industry has undergone consolidation, as companies seek to broaden their global reach and expand service offerings and control costs. In addition, global expansion by multinational companies and concurrent technological advances are opening markets in less developed countries to enhanced communications services and competition.

     In recent years, there has also been a large increase of new communications technologies, including ATM (Asynchronous Transfer Mode), IP, xDSL (a type of Digital Subscriber Line), utilization of cable television infrastructure to provide Internet services, GPRS (General Packet Radio Services), UMTS (Universal Mobile Telecommunications System), WiFi (Wireless Fidelity) and WAP (Wireless Application Protocol) for wireless Internet, VoIP (Voice over Internet Protocol), IPTV (Internet Protocol Television) and intelligent networks. Additionally, the directory publishing industry, which we believe is currently dominated by communications companies that are owned by or affiliated with telecommunications carriers, is experiencing significant changes due to the introduction of new technologies and distribution platforms, especially Internet directories.

     Information Systems

     While the demand for products and services was negatively affected by the downturn in the communications industry during 2002 and 2003, many communications companies are currently seeking to upgrade their systems and install new systems that would enable them to move toward an Integrated Customer Management strategy and to offer new or bundled services. We believe that these communications companies are looking for systems that reduce IT and operational costs, enhance customer management to increase average revenue and profitability per user, support customer retention, and enable rapid rollout of new marketing packages and advanced data services, as well as the ability to provide customers with single-contact, single-invoice solutions for convergent or bundled services.

     As a result, we believe communications companies require best-of-suite information systems that provide the level of integration, flexibility and scalability they need to improve operational efficiency and to differentiate them from their competitors in an increasingly competitive marketplace. To save scarce capital and operating expenditure resources, some carriers are investing in pre-configured open-architecture software products, which require limited customization, rather than highly customized solutions.

     We believe that, in order to implement efficient, flexible, cost-effective information systems on a timely basis, many new and existing communications companies are looking to buy ICM Enabling Systems from external vendors, rather than developing new systems with internal resources. Moreover, as many communications companies strive to become more customer-oriented, they are concentrating efforts and internal resources on servicing their customers and expanding their service offerings, and many are turning to third-party vendors for their information systems. These factors create significant opportunities for vendors of ICM Enabling Systems and providers of Managed Services, such as Amdocs.

  THE AMDOCS OFFERINGS

     We believe that our product-driven approach, commitment to and support of quality personnel and deep industry knowledge and expertise permit us to create and deliver effective offerings that are both highly innovative and reliable. In addition, we offer solutions that address specific business issues of service providers. We believe that our success derives from a combination of the following factors that differentiate us from most of our competitors.

     - Amdocs 6 Portfolio of Pre-Integrated, Modular Products. We enable our customers to achieve Integrated Customer Management by providing a portfolio of pre-integrated software products that span the entire customer lifecycle launched in 2005 and named Amdocs 6. Our portfolio is designed to enable ICM across our customer's organization, and enable them to align its business processes around the customer, linking customer-facing business processes and touch points across back-office and front-office systems. Our products are designed to allow modular extension as a service provider moves toward achieving ICM and to ensure fast and reduced-cost implementations.

     - Solutions Combining Products, Services and Partner Technology, as needed. We offer our customers solutions that address specific business issues, such as customer profitability and segmentation or launching IP convergent services. Our solutions combine products with a broad range of services, including customization, implementation, integration, maintenance, ongoing support and Managed Services, as well as partner technology. By providing services directly to the customer, we are able to effectively utilize our intricate technical knowledge of our products in the overall execution of a project, helping to ensure delivery and significantly reducing project risk. Our solutions approach differs from the multi-party approach commonly used in the market, in which products developed by a software vendor are implemented by a third-party system integrator. We believe that our approach enhances our ability to provide our customers with timely, cost-effective, low-risk solutions at a consistent level of quality.

     - Functional and Flexible Portfolio. Our Amdocs 6 products portfolio is based on an open architecture that provides the functionality, scalability, modularity and adaptability required by service providers in today's highly competitive market. The open, standard architecture allows products to operate as standalone within existing environments. The flexibility of our product portfolio enables our customers to achieve significant time-to-market advantages and reduce their dependence on technical and other staff.

     - Deep Industry Expertise and Highly Skilled Personnel. We are able to offer our customers superior products and services on a worldwide basis in large part because of our highly qualified and trained technical, sales, marketing and managerial personnel. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Primarily based on the skills and knowledge of our employees, we believe that we have developed a reputation for reliably delivering quality solutions within agreed time frames and budgets. We have a global presence and recruitment capabilities and have development centers in Canada, China, Cyprus, India, Ireland, Israel and the United States.

  BUSINESS STRATEGY

     Our goal is to provide advanced information technology software products and related service and support to the world's leading service providers. We seek to accomplish our goal by pursuing the strategies described below.

     - Continued Focus on the Communications and Broadband Industries. We intend to continue to concentrate our main resources and efforts on providing strategic information systems to service providers in the communications and broadband industries. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading communications companies in the wireless, wireline, broadband cable and satellite service sectors. However, we are also expanding our experience by working with service providers in the financial services sector.

     - Target Industry Leaders. We intend to continue to direct our marketing efforts principally toward the major communications companies that are undergoing continuous consolidation that decreases the number of overall potential clients in the market. We derive a significant portion of our revenues from our customer base of major service providers in North America, Europe and the Asia-Pacific region. We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the core strength of our business. By targeting industry leaders that require the most sophisticated information systems solutions, we believe that we are best able to ensure that we remain at the forefront of developments in the industry.

     - Deliver Integrated Products and Services Solutions. Our strategy is to provide customers with total systems solutions consisting of our product portfolio and our specialized services. By leveraging our product and industry knowledge, we believe that we can provide more effective system integration and implementation services, as well as Managed Services, to our customers.

     - Provide Customers with a Broad, Integrated Portfolio of Products. We seek to provide our customers with a broad portfolio of products, which we call Amdocs 6, to help them achieve Integrated Customer Management. For communications service providers, we seek to provide ICM Enabling Systems across all lines of their business, such as wireline, wireless, broadband cable and satellite. This approach also means that we can support global communications service providers throughout their various international operations. We believe that our ability to provide a broad suite of products helps establish us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

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

  TECHNOLOGY

     We have developed core competencies in various advanced technologies that are used in our ICM Enabling Systems. By utilizing technologies such as rule and table-based design, multi-tier architecture, object-oriented techniques, data mining, web-enabling and open application program interfaces, we are able to provide communications companies with the flexibility required in a highly competitive, dynamic environment. For example, the use of rule and table-based technologies allows communications companies to rapidly implement changes to their marketing and customer service activities, such as new services, price plans, discount schemes and bill formats, without the need to modify system code. Similarly, by drawing on web-enabled, Internet technologies, we have been able to improve access to information by remote users, both internally within a communications company's organization and between the organization and its subscribers. These technologies are integrated in an open, multi-tier, service-oriented architecture. The architecture of our product portfolio includes the key characteristics described below.

     - Scalability. Our ICM Enabling Systems are designed to take full advantage of the proven scalability of the UNIX platform, allowing progressive system expansion, proportional with the customer's growth in business volumes. Using the same software, our ICM Enabling Systems can support operations for small, as well as very large service providers.

     - Modularity. Our product portfolio is comprised of sets of functional modules. Each of our products can be installed on an individual standalone basis, interfacing with the customer's existing systems, or as part of an integrated Amdocs system environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customer's growing needs and capabilities. The modular approach also preserves the customer's initial investment in products, while minimizing future disruptions and the overall cost of system implementation.

     - Portability. Utilization of the UNIX platform for our ICM Enabling Systems ensures that our customers are able to choose from a variety of hardware vendors, including Hewlett-Packard, IBM and Sun Microsystems. Certain applications can also be deployed on the MVS or Windows NT platforms. The ICM Enabling Systems utilize, where applicable, Java-based design and programming to augment cross-platform portability.

  PRODUCTS

     Our product offerings include an extensive portfolio of software products that we have developed to provide comprehensive information systems functionality for communications service providers. Our software systems cover the full range of CRM, order management, mediation, real-time rating and billing, including enhanced support for a broad range of billing-related activities, content and partner relationship management, support and customer interaction products, as well as directory publishing services.

     We configure individual ICM Enabling Systems into families of solutions, which serve as marketing packages oriented to the needs of specific customer segments. We provide our main ICM Enabling Systems in a number of versions to serve the different needs of communications operators in the various network and business segments, such as wireline, wireless, cable, broadband and electronic and mobile commerce. Our products focus on the three main business challenges of our customers:

     - Revenue Management: Products that enable service providers to manage and track sources of revenue through any channel, from service consumption to cash in hand.

     - Customer Management: End-to-end customer management products for all operators, providing support for managing customer relationships, including service and support, sales and ordering, and marketing and analytics.

     - Service Management: Products that define, orchestrate and execute the complete lifecycle of ordering and service fulfillment processes.

     Each individual module from the product families can be installed as an independent stand-alone application, interfacing with the customer's legacy and third-party systems, or as part of an integrated Amdocs platform.

     Revenue Management

     Our Revenue Management products include the following key application modules:

     - Amdocs Charging (formerly Amdocs Enabler) -- provides flexible, real time rating and billing for all voice, data, content and commerce services.

     - Amdocs Document Designer -- creates flexible, personalized bills, letters, invoices and statements for mass production, providing an optimal bill architecture.

     - Amdocs Balance Manager -- performs real-time balance management for prepaid accounts, including balance updates and reservations.

     - Amdocs Commerce Broker -- supports real-time sale and delivery of content and commerce transactions, rates and authorizes transactions, provides advice of charge, manages subscriptions and supports multiple payment options.

     - Amdocs Partner Manager (formerly Partner Relationship Manager) -- manages content, inter-carrier and dealer partnerships, including recruitment and contract definition, partner authorization and approval processes, revenue-share calculation, invoicing and settlement.

     - Amdocs Service Mediation Manager -- removes barriers and ensures the accurate flow of information from the network to the billing system.

     Customer Management

     Our Customer Management products, substantially represented by the Amdocs CRM portfolio, include the following main modules:

     - Amdocs Customer Interaction Manager -- provides customer service representatives with a comprehensive view of customer accounts and activity.

     - Amdocs Self Service -- enables residential and corporate customers to use the Internet to self-manage interactions with their communications service providers.

     - Amdocs Support -- provides comprehensive, service request/case management for multi-level customer support, network management and support operations.

     - Amdocs SLA Manager -- provides system for measuring, monitoring and managing quality-of-service goals.

     - Amdocs Change Manager -- enables providers to achieve better predictability and control the risk associated with IT change, especially as it impacts customers.

     Service Management

     Our Service Management products include the following main modules:

     - Amdocs Ordering -- automates the entire ordering and fulfillment process through to completion, for all services and lines of business.

     - Amdocs Fulfillment Manager -- a telecom-focused process management and integration product that supports the modeling, automation, and orchestration of network provisioning, subscriber activation, and operational readiness processes.

     - Amdocs Activation Manager -- automates the activation of network services and individual subscribers.

     Directory Systems

     Our main Directory Systems product offering is the ADS (NG) family of products. These products provide comprehensive support for yellow page and white page directory sales and publishing operations, as well as for Internet directories and catalogs. These systems support large directory publishing operations that employ a local sales force numbering thousands of representatives, serve customer bases of hundreds of millions of businesses and publish thousands of different directories each year. The directory line of products comprises a series of pre-integrated modules, including:

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

     - Production and Delivery -- manages the production of advertisements that are to be published in a directory and also supports the fully automated pagination of yellow page and white page directories, including the generation of the final typesetting file so that printed copies of the documents can be produced. Our product and delivery services also support online Internet directories.

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

     As part of our effort to provide comprehensive solutions to our customers, we offer a broad suite of consulting, integration and Managed Services to support operation of our products. The Managed Services offered by Amdocs include services such as system modernization and consolidation, operation of data centers, ongoing support, maintenance, system modification, the provision of rating and billing and communications facility management. We have expanded our consulting capabilities and now offer the Amdocs ICM Blueprint Framework, a comprehensive and growing portfolio of consulting services and business-process support that enables our customers to achieve Integrated Customer Management. It includes optimization and improvement services for customer contact centers and other business processes, and implementation services for business support systems and operation support system applications.

     Our suite of consulting integration capabilities includes the following main services:

     - Amdocs Contact Center Optimization Service -- focuses on improving the efficiency and effectiveness of contact center operations and self-service capabilities.

     - Amdocs ICM Benchmark Service -- assists customers to define their own Integrated Customer Management vision and strategy and to measure their ICM maturity versus industry best practices across people, processes and technology.

     - Amdocs Billing Operations Improvement Service -- improves the effectiveness and efficiency of existing operations in areas such as bill-cycle time, hardware and software performance, error handling, service time-to-market and quality.

     - Amdocs Program Management Services -- assists customers to effectively manage their mission-critical projects through an approach that includes the planning, monitoring and control of all aspects of a project.

     - Amdocs Learning and Workforce Readiness Services -- ensures the transfer of critical knowledge and best practices enabling customers to apply new or existing Amdocs' systems.

     - Amdocs Testing -- acceptance testing services for our products, including test planning, functional testing, data testing, interface testing and non-functional testing.

     - Amdocs Business Process Integration Services -- ensures key business processes' alignment through a comprehensive methodology, innovative tools, and synchronization to key frameworks.

     - Amdocs Service Fulfillment Improvement Service -- focuses on optimizing order-to-activation processes for delivering the intentional customer experience in the converged next generation service fulfillment environment.

     - Amdocs Service Assurance Service -- provides customers with the ability to guarantee the availability of services once they have been launched and activated for their customers.

     - Amdocs Network Assurance Service -- focuses on improving the efficiency, effectiveness, and utilization of the customer's network.

     The extent of services provided varies from customer to customer. Some communications service providers prefer a highly customized approach, with extensive modifications to our products and a significant level of ongoing support. In recent years, more of our customers have chosen to implement standard, pre-configured products with less customization and ongoing support. We have invested considerable research and development efforts in upgrading our applications suite to address this market requirement and to meet our customers' unique needs.

     The process of customizing a system involves creating tailored products to address a customer's specific technical and business requirements. System implementation and integration activities are conducted by joint teams from Amdocs and the customer in parallel with the customization effort. Implementation and integration activities include project management, development of training methods and procedures, design of work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In most cases, the role of Amdocs personnel is to provide support services to the customer's own implementation and integration team, which has primary responsibility for the task. Customers sometimes require turnkey solutions, in which case we are able to provide full system implementation and integration services.

     Once the system becomes operational, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support. For substantially all of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. In recent years, we have established long-term maintenance and support contracts with a number of our customers. These contracts have generally involved an expansion in the scope of support provided, while also ensuring a recurring source of revenue to us.

     Our business is conducted on a global basis. We maintain development facilities in Canada, China, Cyprus, India, Ireland, Israel and the United States, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Support for implementation and integration activities is typically performed at the customer site. Once the system is operational or is in production, we provide ongoing support and maintenance through a combination of remote support from the development centers and local support at the customer site.

  SALES AND MARKETING

     Our sales and marketing activities are primarily directed at major communications, broadband cable and satellite companies. As a result of the strategic importance of our information systems to the operations of such companies, a number of constituencies within a customer's organization are typically involved in purchasing decisions, including senior management, information systems personnel and user groups, such as the finance, customer service and marketing departments.

     We maintain sales offices in the United States, the United Kingdom and several other countries. Our sales activities are supported by marketing efforts, including marketing communications, product management, market research and strategic alliances. The management of our operating subsidiaries is closely involved in establishing sales policies and overseeing sales activities. Management's role includes setting priorities among the multiple sales opportunities available at any point in time. Management is also responsible for allocating sufficient resources to each project to meet our quality standards, while also adhering to the project's cost and schedule parameters.

     We also interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by our customers or prospective customers and systems integrators that provide complementary products and services to such customers. We also have value-added reseller agreements with certain hardware and database vendors.

  CUSTOMERS

     Our target market is comprised of communications, broadband cable and satellite companies that require information systems with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the communications and broadband industries and that our product offerings continue to address the market's most sophisticated needs. We have an international orientation, focusing on potential customers in the developed, industrialized countries in North America and Europe, as well as customers in Latin America and the Asia-Pacific region. We are also expanding on our experience by working with service providers in the financial services sector, since the challenges faced by companies in this sector are similar to those of the communications service providers.

     Our customers include global communications leaders and leading network operators and service providers, as well as directory publishers in the United States and around the world. Our customers include:

    ABN AMRO                                          Netcom
    AT&T (formerly SBC)                               Sprint Nextel
    Bell Canada                                       Svyazinvest
    BT                                                R.H. Donnelley
    China Mobile                                      Rogers
    Cingular Wireless                                 Telefonica de Espana
    Comcast                                           Telkom South Africa
    Deutsche Telekom                                  Telstra
    Dex Media                                         Telus
    DIRECTV                                           T-Mobile
    Elisa                                             Verizon Communications
    Group Cegetel                                     Vodafone

     Our three largest groups of customers are comprised of AT&T (formerly SBC), Bell Canada and Sprint Nextel and certain of their subsidiaries, each of which accounted for approximately 10% or more of our revenue in fiscal 2005. Aggregate revenue derived from the multiple business arrangements we have with our six largest customer groups accounted for approximately 63% of our revenue in fiscal 2005.

     The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

                                                              2005   2004   2003
                                                              ----   ----   ----
North America...............................................  68.3%  65.9%  62.0%
Europe......................................................  24.0   27.1   29.8
Rest of the World...........................................   7.7    7.0    8.2

  COMPETITION

     The market for information systems in the communications and broadband media industries, is highly competitive and fragmented. We observe changes in the competitive landscape that derive from the continued industry consolidation trend. We compete with many independent providers of information systems and services, including CGI Group, Comverse, Convergys, CSG Systems International, Intec Telecom Systems, Portal Software, and Siebel Systems, which Oracle Corporation has agreed to acquire, with system integrators and providers of IT services, such as Accenture, EDS and IBM Global Services, and with internal information systems departments of large communication companies. We also cooperate in certain opportunities and projects with some of the system integrators above mentioned. We expect continued competition in the communications industry and the entrance of new competitors into the software information systems market in the future.

     We believe that we are able to differentiate ourselves from the competition by, among other things:

     - focusing all efforts, from R&D to product delivery, on enabling our customers to achieve Integrated Customer Management,

     - offering customers a total information system from a single vendor,

     - providing high quality, reliable, scalable and modular products,

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

  EMPLOYEES

     We invest significant resources in training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background and management development. Our management development efforts are reinforced by an organizational structure that provides opportunities for talented managers to gain experience in general management roles at the division level. We also invest considerable resources in personnel motivation, including providing various incentive plans for sales staff and high quality employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel.

     See "Directors, Senior Management and Employees -- Employees" for further details regarding our employees and our relationships with them.

  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either as part of our internal product development programs or in conjunction with a customer project. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. In fiscal 2004 and 2005, we have focused significant research and development efforts on the integration between our products and a unified user interface in order to enable our customers to adopt an Integrated Customer Management approach. As part of these efforts, in February 2005 we launched a comprehensive portfolio of products, which we refer to as Amdocs 6. Amdocs 6 is our pre-integrated portfolio of modular, billing, CRM, self-service, order management, mediation and content revenue management software products. The majority of our research and development expenditures is directed at our ICM Enabling Systems, and the remainder to directory solutions. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. In the near-term, we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on future potential opportunities in the communications industry.

     Our software and software systems are largely comprised of software and systems that we have developed and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and, although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of readily available software components that we license from third parties. As a developer of complex software systems, third parties may claim that portions of our systems violate their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain, however, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We are taking several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights and nondisclosure agreements. We enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information and we also limit customer access to the source code of our software and software systems.

     See the discussion under "Operating and Financial Review and Prospects -- Research and Development, Patents and Licenses."

  PROPERTY, PLANTS AND EQUIPMENT

     Facilities

     We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 2,886,000 square feet worldwide, including significant leases in the United States, Israel, Canada, China, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of November 30, 2005, including maintenance and other related costs, are approximately $61.4 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of November 30, 2005:

                                                                 AREA
LOCATION                                                      (SQ. FEET)
--------                                                      ----------
United States:
  St. Louis, MO(*)..........................................    161,000
  San Jose, CA..............................................    129,000
  Champaign, IL.............................................    123,000
  Sacramento, CA............................................    113,000
  Others(*).................................................    323,000
                                                              ---------
     Total..................................................    849,000

Israel:
  Ra'anana..................................................    618,000
  Hod-Hasharon..............................................    217,000
  Haifa(*)..................................................    133,000
  Others....................................................     85,000
                                                              ---------
     Total..................................................  1,053,000

Canada:
  Toronto(*)................................................    243,000
  Montreal..................................................    107,000
  Others....................................................     68,000
                                                              ---------
     Total..................................................    418,000

China.......................................................     75,000
Cyprus (Limassol)...........................................    113,000
India (Pune)................................................    166,000
United Kingdom(*)...........................................     87,000
Rest of the world(**).......................................    125,000

---------------

 (*) Includes space sublet to third parties.

(**) Includes Australia, Brazil, Czech Republic, France, Germany, Greece, Hong
     Kong, Hungary, Indonesia, Ireland, Italy, Japan, Mexico, Poland, Russia, South Africa, Spain, Sweden, Switzerland, Thailand and The Netherlands.

     Our leases expire on various dates between 2005 and 2015, not including various options to extend lease terms.

     Equipment

     We develop our Integrated Customer Management products over a system of UNIX, MVS and Windows 2000/2003 servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Synscsort, CA, Merant, IBM, HP, SUN and BEA. Our data storage is based on equipment from EMC, SUN, NetApp and Hewlett-Packard. Our development servers are connected to approximately 18,000 personal computers owned or leased by us.

     Automatic tape libraries provide full and incremental backups of the data used in and generated by our business. The backup tapes are kept on-site and off-site, as appropriate, to ensure security and integrity, and are used as part of our disaster recovery plan. The distributed development sites that we operate worldwide are connected by a high-speed redundant wide area network, or WAN, using telecommunication equipment manufactured by, among others, Cisco and Nortel.

     The distributed development sites that we operate worldwide are also connected by a high speed WAN.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs Limited and its subsidiaries, including:

     - the factors that affect our business,

     - our revenue and costs for the fiscal years ended September 30, 2005, 2004 and 2003,

     - the reasons why such revenue and costs were different from year to year,

     - the sources of our revenue,

     - how all of this affects our overall financial condition,

     - our capital expenditures for the fiscal years ended September 30, 2005, 2004 and 2003, and

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

OVERVIEW OF BUSINESS AND TREND INFORMATION

     We combine software and services with business knowledge to accelerate the adoption of integrated customer management by service providers. Our market focus is primarily the Tier 1 and Tier 2 communications industry, and we are a leading provider of software products and services to that industry. Our addressable market has been expanded to include broadband media cable and satellite companies, which we refer to as the Broadband Industry, as a result of our recent acquisition of DST Innovis. The acquisition not only enlarges our customer base, but also allows us to offer a broader set of solutions to customers in the Broadband Industry. We are also leveraging our experience by working with service providers in the financial services sector, since certain of the challenges faced by companies in this sector are similar to those of communications service providers. Our products and services help our customers move toward an integrated approach to customer management, which we refer to as Integrated Customer Management, or ICM. Our portfolio of product offerings includes billing, customer relationship management, or CRM, order management, service fulfillment, mediation, and content revenue management products, which we collectively refer to as Integrated Customer Management Enabling Systems, or ICM Enabling Systems. In the past, we referred to ICM Enabling Systems as CC&B Systems. In fiscal 2005, our total revenue was $2,038.6 million. Revenue attributable to the sale of ICM Enabling Systems was $1,776.5 million, or 87.1%, of our total revenue.

     Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as Directory Systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     We have designed ICM Enabling Systems to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support different lines of business, including wireline, wireless, cable and satellite, and a wide range of communications services, including voice, video, data, Internet Protocol ("IP") broadband, content, electronic and mobile commerce and IP-based services. We also support companies that offer multiple service packages that are commonly referred to as bundled or convergent service packages. Due to the complexity of our customers' projects and the expertise required for systems support, we also provide information technology, or IT, services, including extensive consulting, business strategy, system implementation, training, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, the provision of rating and billing services and communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

     We believe we are a leading global provider of ICM Enabling Systems. We provide a broad set of products, with proven functionality and scalability, accompanied by a comprehensive range of business consulting, system implementation and integration services.

     We believe that demand for our ICM Enabling Systems is driven by, among other key factors:

     - global use of communications services,

     - emergence of new communications products and services, especially video, broadband, data and content services and IP convergence services, such as Internet Protocol Television, or IPTV, Voice over IP, or VoIP and services based on IP Multimedia Subsystem systems,

     - technological changes, such as the introduction of 3G wireless technology, next-generation content systems, and WiFi and WiMax based access technologies,

     - ongoing consolidation within the communications industry,

     - continued convergence of communications services, broadband cable and satellite industries,

     - business needs of communications service providers to reduce costs and retain high value customers in a highly competitive environment, and

     - a shift from in-house management to vendor solutions.

     We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their customers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our ICM Enabling Systems to improve customer satisfaction, loyalty, profitability and overall productivity.

     Revenue from Managed Services arrangements is included in both license and service revenue from the sale of ICM Enabling Systems and Directory Systems. Managed Services projects are a significant part of our business, accounting for approximately 40% of our fiscal 2005 and 2004 revenues and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire life of the relationships.

     We conduct our business globally, and, as a result, we are subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. In fiscal 2005, customers in North America accounted for 68.3% of our revenue, while customers in Europe and the rest of the world accounted for 24.0% and 7.7%, respectively. Recently we expanded our operations in China as a result of the acquisition of Longshine Information Technology Company, Ltd., or Longshine, a leading vendor of customer care and billing software in China. We maintain development facilities in Canada, Cyprus, India, Ireland, China, Israel and the United States.

     The telecommunications industry is being transformed by continued consolidation and the convergence of the telecommunications, broadband cable and satellite industries. We believe consolidation and convergence are accelerating carriers' needs to operate systems at significantly lower costs, and we believe we have positioned ourselves to take advantage of these trends. At the same time, the acquisition of DST Innovis has expanded our addressable markets and propelled us, we believe, into a leadership position in the Broadband Industry. As a result, and despite the uncertainties that still exist in the market, including those associated with the consolidation in the industry, we expect continued growth in fiscal 2006.

ACQUISITIONS

     As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     On July 1, 2005, we acquired from DST Systems, Inc., which we refer to as DST, all of the common stock of DST's wholly owned subsidiaries, DST Innovis Inc. and DST Interactive, Inc. We refer to these acquired subsidiaries together as DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies. The purchase price for DST Innovis was approximately $237.5 million. We believe that this acquisition has positioned us to offer a comprehensive set of solutions to companies in the Broadband Industry as they transition to ICM. DST Innovis contributed approximately $51.4 million to our revenue in fiscal 2005. We are continuing to integrate the DST Innovis products into our ICM Enabling Systems and to expand our ICM Enabling Systems offerings to the Broadband Industry.

     In connection with the DST Innovis acquisition, we signed a long-term agreement with DST, pursuant to which DST will continue to support the printing and mailing of bills for the DST Innovis customer base. Under the terms of that agreement, DST will be a preferred vendor of billing, printing, and mailing for projects that combine those services with billing support, and DST is expected to be selected as the provider of these services for additional Amdocs customers in North America.

     On August 3, 2005, we acquired Longshine, a privately-held leading vendor of customer care and billing software in China, which counts three of China's four largest communications service providers among its customers. This acquisition enables us to offer our products and services to Chinese service providers, and we believe it will allow us to expand our presence in this large and fast growing market. The purchase price for Longshine was approximately $34.1 million. We may also be obligated to pay up to approximately $16.0 million, in additional purchase price, over the next two years based on the achievement of specified performance targets.

     Please see Note 3 to the consolidated financial statements included in this Annual Report.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either as part of our internal product development programs or in conjunction with a customer project . We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $144.5 million, $126.4 million and $119.3 million in the fiscal years ended September 30, 2005, 2004 and 2003, respectively, representing 7.1%, 7.1% and 8.0%, respectively, of our revenue in these fiscal years.

     While we continue to upgrade our existing systems, we also devoted significant research and development efforts in fiscal 2005 to the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts, in February 2005 we launched a comprehensive portfolio of products, which we refer to as Amdocs 6. Amdocs 6 is our pre-integrated portfolio of modular, billing, CRM, self-service, order management, mediation and content revenue management software products.

     The majority of our research and development expenditures is directed at our ICM Enabling Systems, and the remainder to directory solutions. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. In the near-term, we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on future potential opportunities in the communications industry.

     Our software and software systems are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of readily available software components that we license from third parties. As a developer of complex software systems, third parties may claim that portions of our systems violate their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain; however, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We are taking several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights and nondisclosure agreements. We enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information and we also limit customer access to the source code of our software and software systems.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

     In the fourth quarter of fiscal 2005, we commenced a series of measures designed to align our operational structure to our expected future growth, to allow better integration of our recent acquisitions of DST Innovis and Longshine and to improve efficiency. As part of this plan we recorded a charge of $8.1 million in connection with the termination of employment of software and information technology specialists and administrative professionals at various locations around the world.

     In connection with the DST Innovis acquisition, we commenced integration activities that included a plan to exit specific research and development activities and to terminate employees associated with these activities. The liability associated with this plan, which was recorded as part of the purchase accounting, consisted of $6.3 million associated with employee separation costs and $7.8 million associated with assumed contractual and other obligations.

     During the first quarter of fiscal 2005, we decreased the accrual related to our unused facilities, recorded in connection with our cost reduction program in 2002, by approximately $1.8 million due to changes in previous estimates.

     During the fourth quarter of fiscal 2004, we increased the accrual related to our unused facilities in Stamford, Connecticut by approximately $4.0 million to reflect the current subleasing market in Stamford.

     For more information on our operational efficiency and cost reduction programs, see Notes 3 and 21 to the consolidated financial statements included in this Annual Report.

OPERATING RESULTS

     The following table sets forth for the fiscal years ended September 30, 2005, 2004 and 2003 certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                              YEAR ENDED SEPTEMBER 30,
                                                              ------------------------
                                                               2005     2004     2003
                                                              ------   ------   ------
Revenue:
  License...................................................    4.9%     4.3%     4.4%
  Service...................................................   95.1     95.7     95.6
                                                              -----    -----    -----
                                                              100.0    100.0    100.0
                                                              -----    -----    -----
Operating expenses:
  Cost of license...........................................    0.2      0.3      0.4
  Cost of service...........................................   63.4     63.0     61.2
  Research and development..................................    7.1      7.1      8.0
  Selling, general and administrative.......................   11.3     11.9     13.9
  Amortization of purchased intangible assets...............    0.8      1.0      1.4
  Restructuring charges, in-process research and
     development, and other.................................    0.6       --      0.9
                                                              -----    -----    -----
                                                               83.4     83.3     85.8
                                                              -----    -----    -----
  Operating income..........................................   16.6     16.7     14.2
  Interest income and other, net............................    1.1      0.3      1.0
                                                              -----    -----    -----
  Income before income taxes................................   17.7     17.0     15.2
  Income taxes..............................................    3.5      3.7      3.8
                                                              -----    -----    -----
  Net income................................................   14.2%    13.3%    11.4%
                                                              =====    =====    =====

  FISCAL YEARS ENDED SEPTEMBER 30, 2005 AND 2004

     The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2005, compared to the fiscal year ended September 30, 2004. Following the table is a discussion and analysis of our business and results of operations for such years.

                                             YEAR ENDED SEPTEMBER 30,    INCREASE (DECREASE)
                                             -------------------------   --------------------
                                                2005          2004         AMOUNT        %
                                             -----------   -----------   ----------   -------
                                                         (IN THOUSANDS)
Revenue:
  License..................................  $  100,044    $   76,586     $ 23,458      30.6
  Service..................................   1,938,577     1,697,146      241,431      14.2
                                             ----------    ----------     --------
                                              2,038,621     1,773,732      264,889      14.9
                                             ----------    ----------     --------
Operating expenses:
  Cost of license..........................       4,083         5,022         (939)    (18.7)
  Cost of service..........................   1,291,572     1,117,810      173,762      15.5
  Research and development.................     144,457       126,407       18,050      14.3
  Selling, general and administrative......     232,066       210,384       21,682      10.3
  Amortization of purchased intangible
     assets................................      15,356        17,909       (2,553)    (14.3)
  Restructuring charges, in-process
     research and development and other....      12,595            --       12,595        --
                                             ----------    ----------     --------
                                              1,700,129     1,477,532      222,597      15.1
                                             ----------    ----------     --------
Operating income...........................     338,492       296,200       42,292      14.3
Interest income and other, net.............      22,303         4,903       17,400     354.9
                                             ----------    ----------     --------
Income before income taxes.................     360,795       301,103       59,692      19.8
Income taxes...............................      72,159        66,243        5,916       8.9
                                             ----------    ----------     --------
Net income.................................  $  288,636    $  234,860     $ 53,776      22.9
                                             ==========    ==========     ========

     Revenue. Total revenue increased by $264.9 million, or 14.9%, in fiscal 2005 to $2,038.6 million from $1,773.7 million in fiscal 2004. Approximately 32.0% of the increase in total revenue in fiscal 2005 was due to an increase in business related to Managed Services customers, approximately 19.4% was attributable to revenue contributed by DST Innovis and the remainder was attributable to additional revenue from existing and new customers.

     License and service revenue from the sale of ICM Enabling Systems was $1,776.5 million for fiscal 2005, an increase of $239.5 million, or 15.6%, from fiscal 2004. Approximately 23.2% of the increase was attributable to revenues from Managed Services customers. Approximately 21.5% of the increase was attributable to revenues contributed by DST Innovis, and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of ICM Enabling Systems represented 87.1% and 86.7% of our total revenue in fiscal 2005 and 2004, respectively. The demand for our ICM Enabling Systems is primarily driven by the need for communications service providers to continue to integrate their billing, CRM and order management systems into Integrated Customer Management products and services.

     License and service revenue from the sale of Directory Systems was $262.1 million for fiscal 2005, an increase of $25.3 million, or 10.7%, from fiscal 2004. Approximately 88.2% of the increase in Directory Systems revenue in fiscal 2005 was attributable to an increase in business related to Managed Services customers and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of Directory Systems represented 12.9% and 13.3% of our total revenue in fiscal 2005 and 2004, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems in absolute amount will slightly increase in fiscal 2006.

     In fiscal 2005, revenue from customers in North America, Europe and the rest of the world accounted for 68.3%, 24.0% and 7.7%, respectively, of total revenue compared to 65.9%, 27.1% and 7.0%, respectively, for fiscal 2004. Approximately 35.9% of the increase in revenue from customers in North America was attributable to Managed Services agreements, approximately 21.9% of the increase was attributable to revenues contributed by DST Innovis, and the remainder was attributable to additional revenue from existing and new customers in North America. Revenue from customers in Europe, in absolute amounts, was relatively stable compared to fiscal 2004, and this resulted in a decrease as a percentage of total revenue. The increase in revenue from customers outside of North America and Europe was attributable to additional revenue from existing and new customers.

     Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Such amortization is relatively stable from period to period and, absent items that were fully amortized or impaired, is generally fixed in amount, therefore an increase or decrease in license revenue could cause a significant fluctuation in cost of license as a percentage of license revenue. In fiscal 2005, cost of license, as a percentage of license revenue, was 4.1% compared to 6.6% in fiscal 2004.

     Cost of Service. Cost of service increased by 15.5% in fiscal 2005 as compared to fiscal 2004. This increase in cost of service was slightly higher than the 14.9% increase in our total revenue in fiscal 2005. As a percentage of revenue, cost of service was 63.4% in fiscal 2005 compared to 63.0% in fiscal 2004. Our gross margin may vary depending on the types and geographic locations of projects that we undertake.

     Research and Development. As a percentage of revenue, research and development expense was 7.1% in fiscal 2005 and 2004. Research and development expense increased by $18.1 million, or 14.3%, in fiscal 2005 to $144.5 million from $126.4 million in fiscal 2004. Approximately 85.4% of the increase, in absolute amounts, was attributable to the acquisition of DST Innovis. While we continue to upgrade our existing systems, we also devoted significant research and development efforts in fiscal 2005 to the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts, in February 2005 we launched a comprehensive portfolio of products, which we refer to as Amdocs 6. Amdocs 6 is our pre-integrated portfolio of modular, billing, CRM, self-service, order management, mediation and content revenue management software products. The majority of our research and development expenditures is directed at our ICM Enabling Systems, and the remainder to Directory Systems. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue, would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see the discussion above under the caption "Research and Development, Patents and Licenses."

     Selling, General and Administrative. Selling, general and administrative expense increased by $21.7 million, or 10.3%, in fiscal 2005 to $232.1 million, from $210.4 million in fiscal 2004. Selling, general and administrative expense primarily consisted of compensation expense. The increase in selling, general and administrative expense was attributable to an overall increase in our operations, as well as to the increase in our selling and marketing efforts, although the 10.3% increase was less than the 14.9% increase in our total revenue.

     Amortization of Purchased Intangible Assets. Amortization of purchased intangible assets for fiscal 2005 was $15.4 million, compared to $17.9 million in fiscal 2004. The decrease in amortization of purchased intangible assets was due to purchased intangible assets that were fully amortized in fiscal 2004 and in the first three months of fiscal 2005 offset by $5.4 million in amortization of purchased intangible assets acquired in the DST Innovis and Longshine acquisitions.

     Restructuring Charges, In-Process Research and Development and
Other. Restructuring charges, in-process research and development and other in fiscal 2005 consisted of an $8.1 million restructuring charge related to our restructuring plan in the fourth quarter of fiscal 2005, and a charge of $4.5 million for the write-off of purchased in-process research and development and other costs related to our acquisition of DST Innovis. Please see the discussion above under the caption "Operational Efficiency and Cost Reduction Programs."

     Operating Income. Operating income increased by $42.3 million, or 14.3%, in fiscal 2005, to $338.5 million, from $296.2 million in fiscal 2004. Operating income in fiscal 2005 was negatively affected by $12.6 million in restructuring charges, in-process research and development and other and by the slight increase of cost of service as a percentage of revenue. These negative effects were partially offset by the decrease, as a percentage of revenue, in selling, general and administrative expense.

     Interest Income and Other, Net. Interest income and other, net increased by $17.4 million, or 354.9%, in fiscal 2005 to $22.3 million from $4.9 million in fiscal 2004. The increase in interest income and other, net, was primarily attributable to the increase in market interest rates on our short-term interest-bearing investments, and to the decrease in our interest expense due to our June 2004 redemption of our 2% Convertible Notes, due 2008, which we refer to as our 2% Notes, partially offset by interest expense on our 0.50% Convertible Senior Notes due 2024, or our 0.50% Notes, which we issued in March 2004.

     Income Taxes. Income taxes for fiscal 2005 were $72.2 million on pretax income of $360.8 million, which resulted in an effective tax rate of 20% compared to 22% in fiscal 2004. Our effective tax rate is dependent on the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate in fiscal 2005 was due to our continued expansion into countries with lower income tax rates. See the discussion below under the caption "Effective Tax Rate."

     Net Income. Net income was $288.6 million in fiscal 2005, compared to net income of $234.9 million in fiscal 2004. The increase in net income was attributable to the 14.3% increase in our operating income, the increase in interest income and other, net and the decrease in our effective tax rate during fiscal 2005.

     Diluted Earnings Per Share. Diluted earnings per share were $1.35 for fiscal 2005, compared to $1.08 in fiscal 2004. The increase in diluted earnings per share resulted from the increase in net income and from the reduction in diluted weighted average number of shares outstanding due to our share repurchases during fiscal 2004 and 2005, partially offset by the dilutive effect of our convertible notes. Please see Note 19 to the consolidated financial statements included in this Annual Report.

  FISCAL YEARS ENDED SEPTEMBER 30, 2004 AND 2003

     The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2004, compared to the fiscal year ended September 30, 2003. Following the table is a discussion and analysis of our business and results of operations for such years.

                                            YEAR ENDED SEPTEMBER 30,    INCREASE (DECREASE)
                                            -------------------------   -------------------
                                               2004          2003        AMOUNT        %
                                            -----------   -----------   ---------   -------
                                                       (IN THOUSANDS)
Revenue:
  License.................................  $   76,586    $   65,582    $ 11,004      16.8
  Service.................................   1,697,146     1,417,745     279,401      19.7
                                            ----------    ----------    --------
                                             1,773,732     1,483,327     290,405      19.6
                                            ----------    ----------    --------
Operating expenses:
  Cost of license.........................       5,022         5,752        (730)    (12.7)
  Cost of service.........................   1,117,810       907,607     210,203      23.2
  Research and development................     126,407       119,256       7,151       6.0
  Selling, general and administrative.....     210,384       206,265       4,119       2.0
  Amortization of purchased intangible
     assets...............................      17,909        19,940      (2,031)    (10.2)
  Restructuring charges and other.........          --        14,089     (14,089)   (100.0)
                                            ----------    ----------    --------
                                             1,477,532     1,272,909     204,623      16.1
                                            ----------    ----------    --------
Operating income..........................     296,200       210,418      85,782      40.8
Interest income and other, net............       4,903        14,759      (9,856)    (66.8)
                                            ----------    ----------    --------
Income before income taxes................     301,103       225,177      75,926      33.7
Income taxes..............................      66,243        56,294       9,949      17.7
                                            ----------    ----------    --------
Net income................................  $  234,860    $  168,883    $ 65,977      39.1
                                            ==========    ==========    ========

     Revenue. Total revenue increased by $290.4 million, or 19.6%, in fiscal 2004 to $1,773.7 million from $1,483.3 million in fiscal 2003. The increase in total revenue in fiscal 2004 was due to an increase in service revenue attributable to the Managed Services agreements signed during fiscal 2003 and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003. Revenue related to Managed Services agreements was approximately 40% of total revenue in fiscal 2004. Revenue from the Managed Services agreements entered into during fiscal 2003, including the effect of the Certen acquisition, increased total revenue by approximately $211 million in the year ended September 30, 2004.

     License and service revenue from the sale of ICM Enabling Systems was $1,537.0 million for fiscal 2004, an increase of $256.6 million, or 20.0%, from fiscal 2003. Approximately 60% of the increase was attributable to our acquisition of Certen in the fourth quarter of fiscal 2003, approximately $8 million resulted from our acquisition of XACCT in February 2004 and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of ICM Enabling Systems represented 86.7% and 86.3% of our total revenue in fiscal 2004 and 2003, respectively. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. In 2004, however, there was an improvement in market conditions contributing to the increase in revenue in fiscal 2004. Please see
Note 3 to the consolidated financial statements included in this Annual Report for a description of the Certen and XACCT acquisitions.

     License and service revenue from the sale of Directory Systems was $236.7 million for fiscal 2004, an increase of $33.8 million, or 16.7%, from fiscal 2003. Approximately $62 million of the increase in Directory Systems revenue in fiscal 2004 was attributable to Managed Services agreements. This revenue was partially offset by the completion of certain implementation projects that accounted for $27 million of revenue in the comparable period of fiscal 2003. License and service revenue from the sale of Directory Systems represented 13.3% and 13.7% of our total revenue in fiscal 2004 and 2003, respectively.

     In fiscal 2004, revenue from customers in North America, Europe and the rest of the world accounted for 65.9%, 27.1% and 7.0%, respectively, of total revenue compared to 62.0%, 29.8% and 8.2%, respectively, for fiscal 2003. Approximately 85% of the increase in revenue from customers in North America was attributable to Managed Services agreements, including the acquisition of Certen, which expanded our activity and revenue from customers in North America, and approximately 15% was attributable to the expansion of relationships with existing customers in North America. The decreased contribution to revenue from customers in Europe relative to customers in North America, as a percentage of revenue, resulted from the relatively greater growth in activity from customers in North America than in Europe during fiscal 2004. Revenue from customers outside of North America and Europe, in absolute amount, was relatively stable in fiscal 2004 compared to fiscal 2003.

     Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue could cause a significant fluctuation in cost of license as a percentage of license revenue. In fiscal 2004, cost of license, as a percentage of license revenue, was 6.6% compared to 8.8% in fiscal 2003.

     Cost of Service. The increase in cost of service in fiscal 2004 was 23.2%, which was higher than the 19.6% increase in our total revenue in fiscal 2004, and resulted in a 1.7% decrease in our gross margin, as a percentage of revenue. Our gross margin was affected by the Managed Services agreements signed during fiscal 2003, which we expect to be less profitable in their initial period. The increase in cost of service was also attributable to the $4.0 million increase in the accrual related mainly to our unused facilities in Stamford, Connecticut, which we made in the fourth quarter of fiscal 2004, to reflect the current subleasing market in Stamford. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs."

     Research and Development. Research and development expense increased by $7.2 million, or 6.0%, in fiscal 2004 to $126.4 million from $119.3 million in fiscal 2003. Such increase in research and development expense was proportionally less than the increase in our total revenue, and research and development decreased, as a percentage of revenue, from 8.0% of revenue in fiscal 2003 to 7.1% of revenue in fiscal 2004.

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

     Amortization of Purchased Intangible Assets. Amortization of purchased intangible assets for fiscal 2004 was $17.9 million, compared to $19.9 million in fiscal 2003. The decrease in amortization of purchased intangible assets was due to purchased intangible assets that were fully amortized in fiscal 2003, which was partially offset by amortization of purchased intangible assets acquired in the Certen and XACCT acquisitions.

     Restructuring Charges and Other. The restructuring charges and other in fiscal 2003 consisted of a restructuring charge of $10.0 million related to the cost reduction program we implemented in the first quarter of fiscal 2003 and a $4.1 million charge reflecting the cumulative effect, in the fourth quarter of fiscal 2003, of our 10% share in Certen's results prior to our acquisition of Certen.

     Operating Income. Operating income increased by $85.8 million, or 40.8%, in fiscal 2004, to $296.2 million, or 16.7% of revenue, from $210.4 million, or 14.2% of revenue, in fiscal 2003. The increase in operating income in fiscal 2004 resulted from the 19.6% increase in our total revenue, which was partially offset by the 1.7% decrease in our gross margin, as a percentage of revenue, attributable to the relatively lower gross margin of our Managed Services projects in their early stages of implementation, and to the effect of the $14.1 million of restructuring charges and other in fiscal 2003.

     Interest Income and Other, Net. Interest income and other, net decreased by $9.9 million, or 66.8%, in fiscal 2004 to $4.9 million from $14.8 million in fiscal 2003. The decrease in interest income and other, net was primarily attributable to the decline in interest rates on our short-term interest-bearing investments, which resulted from our decision to shorten the duration of our investments due to volatility in the interest rate environment, and was also affected by the decrease of interest income on debentures issued by Certen to us that was eliminated as a result of the Certen acquisition. In addition, interest income and other, net decreased as a result of capital lease obligations acquired in the Certen acquisition, and, to a lesser extent, to changes in exchange rates of currencies other than the dollar. Although we hedge significant exposures in currencies other than the dollar, currency fluctuations partially affect our interest income and other, net. The decrease in interest income and other, net was partially offset by the net decrease in interest expense related to the repurchase of our 2% Notes in June 2004 and the issuance of the 0.50% Notes in March 2004. Please see the discussion below under the caption "Liquidity and Capital Resources."

     Income Taxes. Income taxes for fiscal 2004 were $66.2 million on pretax income of $301.1 million, an effective tax rate of 22% compared to 25% in fiscal 2003. Our effective tax rate is dependent on the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate in fiscal 2004 was due to our continued expansion into countries with lower income tax rates. See the discussion below under the caption "Effective Tax Rate."

     Net Income. Net income was $234.9 million in fiscal 2004, compared to a net income of $168.9 million in fiscal 2003. The increase in net income was attributable to the 19.6% increase in our total revenue and to the effect of the $14.1 million restructuring charges and other in fiscal 2003. The increase was partially offset by the 1.7% decrease in our gross margin, as a percentage of revenue, attributable to the relatively lower gross margin of our Managed Services projects in their early stages of implementation.

     Diluted Earnings Per Share. Diluted earnings per share were $1.08 for fiscal 2004, compared to $0.77 in fiscal 2003. Please see Note 19 to the consolidated financial statements included in this Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,145.6 million as of September 30, 2005, compared to $1,190.7 million as of September 30, 2004. The decrease during fiscal 2005 is attributable to the use of approximately $262.3 million in cash paid in connection with our DST Innovis and Longshine acquisitions, approximately $100.0 million to repurchase ordinary shares pursuant to our share repurchase program during fiscal 2005 and the use of $71.4 million in cash for capital expenditures, partially offset by positive cash flows from operations. Net cash provided by operating activities amounted to $381.8 million for fiscal 2005 and $344.4 million for fiscal 2004. We currently intend to retain our future operating cash flows to support the further expansion of our business, including acquisitions.

     Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

     In March 2004, we issued $450.0 million aggregate principal amount of our 0.50% Notes through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We used approximately $170.1 million of the net proceeds from the sale of the 0.50% Notes to repurchase approximately 6.1 million ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the offering. We also used net proceeds and other cash resources to repurchase $400.2 million principal amount of our 2% Notes in 2004. As of September 30, 2005, $0.3 and $450.0 million aggregate principal amount of our 2% Notes and 0.50% Notes were outstanding, respectively.

     As of September 30, 2005, we had available short-term general revolving lines of credit totaling $31.0 million, pursuant to which $1.0 million of loans were outstanding. In addition, as of September 30, 2005, we had outstanding letters of credit and bank guarantees from various banks totaling $12.3 million.

     As of September 30, 2005, we had outstanding short term loans of $5.4 million, which are secured by specified pledges and guaranties. The following table summarizes our contractual obligations as of September 30, 2005, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

                                                           CASH PAYMENTS DUE BY PERIOD
                                         ----------------------------------------------------------------
                                                     LESS THAN                                   OVER
CONTRACTUAL OBLIGATIONS                  TOTAL         1 YEAR        1-3 YEARS   4-5 YEARS     5 YEARS
-----------------------                  ------   ----------------   ---------   ---------   ------------
Convertible notes......................  $458.1        $ 2.5          $455.6       $  --        $  --
Financing arrangements.................     6.4          6.4              --          --           --
Capital lease obligations..............     2.1          2.1              --          --           --
Pension funding........................    35.4          3.0             9.7         6.9         15.8
Non-cancelable operating leases........   244.2         62.9           111.8        39.8         29.7
                                         ------        -----          ------       -----        -----
                                         $746.2        $76.9          $577.1       $46.7        $45.5
                                         ======        =====          ======       =====        =====

     Our capital expenditures were approximately $71.4 million in fiscal 2005. Approximately 80% of these expenditures consisted of purchases of computer equipment, with the remainder attributable to leasehold improvements. Our policy is to fund our capital expenditures principally from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

     From time to time, we have engaged in share repurchase programs in which we repurchase our shares in the open market or privately negotiated transactions and at times and prices we deem appropriate. During fiscal 2004, we purchased approximately 9.9 million of our ordinary shares at a weighted average price of $22.64 per share. In December 2004, we extended our share repurchase program for the additional repurchase of up to $100.0 million of our ordinary shares. In accordance with this extension, we repurchased in fiscal 2005 approximately 3.5 million ordinary shares, at an average price of $28.33 per share and an aggregate purchase price of approximately $100.0 million.

NET DEFERRED TAX ASSETS

     As of September 30, 2005, deferred tax assets of $14.3 million, derived from net capital and operating loss carry forwards related to some of our subsidiaries, were offset by valuation allowances due to the uncertainty of the realizing any tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes. In September 2003, we released $13.3 million of valuation allowances related to deferred tax assets derived from carry forward operating losses incurred by our Canadian subsidiary.

EFFECTIVE TAX RATE

     Our effective tax rate for fiscal year 2005 was 20%, compared to 22% in fiscal 2004, due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries.

     Following the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions. As a result, goodwill amortization that is not tax-deductible no longer affects our effective tax rate.

     We expect our effective tax rate in fiscal 2006 to be between 18% and 20%.

CRITICAL ACCOUNTING POLICIES

     Our discussion and analysis of our consolidated financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

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

     Our critical accounting policies are as follows:

     - Revenue recognition and contract accounting

     - Tax accounting

     - Derivative and hedge accounting

     - Goodwill and intangible assets

     - Realizability of long-lived assets

     - Accounts receivable reserves

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

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

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

     Please see Note 2 to the consolidated financial statements included in this Annual Report.

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

     We have filed or are in the process of filing federal, state and foreign tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that adequate amounts have been provided for and any adjustments that may result from tax return audits are not likely to have a material, adverse effect on our consolidated results of operations, financial condition or cash flows.

  DERIVATIVE AND HEDGE ACCOUNTING

     Approximately 70% of our revenue and 50% of our operating expenses are denominated in U.S. dollar or linked to the U.S. dollar. We enter into foreign exchange forward contracts to hedge a significant portion of our foreign currency exposure to lower fluctuations in revenue and expenses. The majority of our hedging arrangements are classified as cash flow hedges. Accordingly, changes in the fair value of these forward exchange contracts are recorded in other comprehensive income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

  GOODWILL AND INTANGIBLE ASSETS

     We follow SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

     We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and there was no impairment at the annual impairment test dates.

  REALIZABILITY OF LONG-LIVED ASSETS

     We are required to assess the impairment of long-lived assets, other than goodwill, tangible and intangible under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on a periodic basis, and if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

     Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is recorded. We measure fair value using an undiscounted projected future cash flow.

  ACCOUNTS RECEIVABLE RESERVES

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

RECENT ACCOUNTING PRONOUNCEMENTS

  STOCK-BASED COMPENSATION

     In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123 (SFAS 123(R)). SFAS 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the Security and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R).

     We have adopted SFAS 123(R) effective October 1, 2005 using the modified prospective method. We have selected the Black-Scholes option pricing model as the most appropriate fair value method for our awards and will recognize compensation costs using the graded vesting attribution method.

     As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have a significant impact on our consolidated results of operations, although it will have no impact on our overall consolidated financial position or consolidated cash flows. We expect the compensation charges under SFAS 123(R) to reduce diluted net income per share by approximately $0.16 to $0.20 per share for fiscal 2006. However, our assessment of the estimated compensation charges is affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors. Had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3.1 million, $3.1 million, and $0 in fiscal years 2005, 2004 and 2003, respectively.

  ACCOUNTING FOR MODIFICATIONS TO CONVERSION OPTIONS EMBEDDED IN DEBT SECURITIES AND RELATED ISSUES

     In September 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 05-7 "Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues" ("Issue 05-7"). Under Issue 05-7 the following consensus have been reached: 1. A change in fair value of a conversion option upon modification should be included in the analysis to determine whether a debt instrument has been extinguished in accordance with Issue 96-19. The incremental fair value resulting from the modification of the conversion option should be included as an upfront cash flow; 2. The incremental fair value of the modification of the conversion option should be recognized as a discount on the convertible debt (with an offsetting entry to additional paid-in capital) that would be accreted to interest expense; 3. The issuer should not recognize a new beneficial conversion feature (BCF) or reassess an existing BCF upon modification of the conversion option in a debt instrument. The consensus should be applied prospectively for interim or annual periods beginning after December 15, 2005. We do not expect the adoption of Issue 05-7 to have a material impact on our consolidated results of operations or financial condition.

LITIGATION AND SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

     In December 2003, we announced that the United States District Court for the Eastern District of Missouri had issued an order granting our motion to dismiss the securities class action lawsuit that had been pending against us and several of our directors and officers since June 2002. The court's order also directed that judgment be entered in our favor. In December 2004, the United States Court of Appeals for the Eighth Circuit affirmed per curiam the dismissal of the lawsuit.

     In 2003, we were informed that the Midwest Regional Office of the SEC was conducting a private investigation into the events leading up to our announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appeared to be focused on, but was not explicitly limited to, our forecasting beginning with our April 23, 2002 press release. We responded to an initial document request by the SEC but have not received any requests for additional information or had any substantive contact with the SEC with respect to this investigation since 2003. We have cooperated with the SEC staff and believe that we would be able to satisfy any concerns the SEC staff may have as to the matters under investigation. However, given the current status of the investigation, we are still unable to predict the duration, scope, or outcome of the investigation.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries.

     As of November 30, 2005, our directors, senior managers and key employees upon whose work we are dependent were as follows:

NAME                                           AGE                   POSITION
----                                           ----                  --------
Bruce K. Anderson(2)(4)......................    65   Chairman of the Board, Amdocs Limited
Adrian Gardner(1)(3).........................    43   Director and Chairman of the Audit
                                                        Committee, Amdocs Limited
Charles E. Foster(1)(3)......................    69   Director and Chairman of the Nominating
                                                        and Corporate Governance Committee,
                                                        Amdocs Limited
James S. Kahan(2)(3)(4)......................    58   Director and Chairman of the
                                                      Compensation Committee, Amdocs Limited
Julian A. Brodsky(3).........................    72   Director, Amdocs Limited
Nehemia Lemelbaum(4).........................    63   Director, Amdocs Limited
John T. McLennan(1)..........................    60   Director, Amdocs Limited
Robert A. Minicucci(2)(4)....................    53   Director, Amdocs Limited
Simon Olswang(1).............................    62   Director, Amdocs Limited
Mario Segal..................................    58   Director, Amdocs Limited
Dov Baharav(4)...............................    55   Director, Amdocs Limited; President and
                                                        Chief Executive Officer, Amdocs
                                                        Management Limited
Eli Gelman...................................    47   Director, Amdocs Limited; Executive
                                                      Vice President, Amdocs Management
                                                        Limited
Ron Moskovitz................................    42   Senior Vice President and Chief
                                                      Financial Officer, Amdocs Management
                                                        Limited
Harel Kodesh.................................    47   Senior Vice President and Chief
                                                      Products Officer, Amdocs Management
                                                        Limited
Michael Matthews.............................    49   Senior Vice President and Chief
                                                      Marketing Officer, Amdocs Management
                                                        Limited
Thomas G. O'Brien............................    45   Treasurer and Secretary, Amdocs Limited
Melinos Pissourios...........................    37   Managing Director and General Manager,
                                                        Amdocs Development Limited

---------------

     (1) Member of the Audit Committee

     (2) Member of the Compensation Committee

     (3) Member of the Nominating and Corporate Governance Committee

     (4) Member of the Executive Committee

     Bruce K. Anderson has been Chairman of the Board of Directors of Amdocs since September 1997. Since August 1978, Mr. Anderson has been a general partner of Welsh, Carson, Anderson & Stowe ("WCAS"), an investment firm that specializes in the acquisition of companies in the information and business services and health care industries. Until September 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. Mr. Anderson served for nine years with Automated

Data Processing, Inc. ("ADP") until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of Alliance Data Systems, Inc., a publicly held company that provides transaction, credit and marketing services to large consumer based businesses, and Headstrong, Inc., a global consultancy firm.

     Adrian Gardner has been a director of Amdocs since April 1998 and is Chairman of the Audit Committee. Mr. Gardner is the Chief Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, which he joined in April 2002. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology- and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a member of the Institute of Chartered Accountants in England & Wales.

     Charles E. Foster has been a director of Amdocs since December 2001 and is Chairman of the Nominating and Corporate Governance Committee. He was Chairman of the Board of Prodigy Communications Corporation from June until November 2001. From April 1997 until June 2001, Mr. Foster served as Group President of SBC, where he was responsible, at various times, for engineering, network, centralized services, marketing and operations, information systems, procurement, treasury, international operations, wireless services, merger integration, real estate, yellow pages and cable TV operations. On November 18, 2005, SBC acquired AT&T Corp. and became AT&T Inc., which we refer to as AT&T. AT&T, together with its affiliates, holds 5.3% of our outstanding ordinary shares and is a significant customer of ours. Mr. Foster serves as trustee of the Southwest Foundation for Bio-Medical Research, a non-profit research institute. Mr. Foster is a member of the Texas Society of Professional Engineers.

     James S. Kahan has been a director of Amdocs since April 1998 and is Chairman of the Compensation Committee. Since 1983, he has worked at SBC, which is now known as AT&T, and currently serves as a Senior Executive Vice President, a position he has held since 1992. AT&T, together with its affiliates, holds 5.3% of our outstanding ordinary shares and is a significant customer of ours. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp.

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

     Nehemia Lemelbaum has been a director of Amdocs since December 2001 and was a Senior Vice President of Amdocs Management Limited from 1985 until January 2005. He joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led our development of graphic products for the yellow pages industry and later led our development of customer care and billing systems, as well as our penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing.

     John T. McLennan has been a director of Amdocs since November 1999. From May 2000 until June 2004, he served as Vice-Chair and Chief Executive Officer of Allstream (formerly AT&T Canada). Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until May 2000. From 1993 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan is also a director of Manitoba Telephone Systems, Air Canada Enterprises, Emera Inc., a Canadian publicly held energy services company, Hummingbird Ltd., a

Canadian publicly held enterprise management software company, Medisys Health Group Inc., a Canadian publicly held health services company, and several other private software and communication companies.

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

     Simon Olswang has been a director of Amdocs since November 2004. He recently retired as Chairman of Olswang, a media and communications law firm in the United Kingdom that he founded in 1981. He is a member of the Board of Directors of The British Library, DIC Entertainment Corporation, the Intellectual Property Institute, London, and the British Screen Advisory Council and has served as a non-executive director of a number of companies and organizations, including Aegis Group plc, The Press Association and the British Film Institute. Mr. Olswang serves as Chairman of Governors of Langdon College of Further (Special) Education in Salford, of which he is a co-founder and trustee.

     Mario Segal has been a director of Amdocs since December 2001 and served as a Senior Vice President and the Chief Operating Officer of Amdocs Management Limited from 1995 until July 2002. He joined Amdocs in 1984 as Senior Vice President and was a leading member of the team that developed our directory automation systems and our customer care and billing systems platform. Prior to joining Amdocs, Mr. Segal was an account manager for a major North American yellow pages publisher and prior thereto managed the computer department of a major Israeli insurance company, leading large-scale software development projects and strategic planning of automation systems.

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

     Eli Gelman has been a director of Amdocs and the Executive Vice President of Amdocs Management Limited since July 2002. Mr. Gelman has responsibility for sales, strategic alliances and corporate and business development. He has more than 27 years of experience in the software industry, including the last 16 years with Amdocs. Prior to his current position, he was a division president, where he headed our United States sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks.

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

COMPENSATION

     Our directors who are not employees of the Company, which we refer to as our Non-Employee Directors, receive compensation for their services as directors in the form of cash and options to purchase ordinary shares. Our compensation policy provides that each Non-Employee Director receives an annual cash payment of $35,000. Each member of our Audit and Executive Committees receives an annual cash payment of $10,000. In addition, the chairmen of our Audit and Executive Committees each receive an annual cash payment of $10,000 and the chairmen of our Compensation and Nominating and Corporate Governance Committees each receive an annual cash payment of $5,000. Upon election or appointment to our Board of Directors, each Non-Employee Directors also receives an initial option grant for the purchase of 12,000 ordinary shares. Thereafter, Non-Employee Directors receive an annual option grant for the purchase of 7,500 ordinary shares. All option grants to our Non-Employee Directors vest as to one-quarter of the shares immediately, with the remainder vesting annually in three equal installments. The exercise price of all options granted to our Non-Employee Directors is the market price of our shares on the last trading day preceding the grant date. Each Non-Employee Director receives $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of the Board of Directors, except for Non-Employee Directors who are members of our Audit Committee or Executive Committee, who each receive $2,000 per meeting. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

     During fiscal 2005, we granted to nine Non-Employee Directors options to purchase an aggregate of 78,000 ordinary shares at a weighted average price of $24.45 per share, with vesting over three year terms.

     All options were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below -- "Share Ownership -- Employee Stock Option and Incentive Plan".

     A total of 18 persons who served either as directors of Amdocs or members of its administrative, supervisory or management bodies during all or part of fiscal 2005 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $9.3 million, which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. Included in this amount is remuneration to one former officer for the applicable portion of fiscal 2005.

BOARD PRACTICES

     Our Board of Directors is comprised of 12 directors, each of whom was elected to our Board of Directors at our annual meeting of shareholders on January 20, 2005, and our Board of Directors has one vacancy. All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

     Executive officers of Amdocs are elected by the Board of Directors on an annual basis and serve until the next annual meeting of the Board of Directors or until their respective successors have been duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The executive officers of each of the Amdocs subsidiaries are elected by the board of directors of such subsidiary on an annual basis and serve until the next annual meeting of such board of directors or until their respective successors have been duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

     The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors, and assists with the Board of Directors' oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements. The current members of our Audit Committee are Messrs. Gardner (Chair), Foster, McLennan and Olswang, all of whom are independent directors, as defined by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an "audit committee financial expert" as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. The Audit Committee written charter is available on our website at www.amdocs.com.

     The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors and our management. The current members of the Nominating and Corporate Governance Committee are Messrs. Foster (Chair), Brodsky, Gardner and Kahan, all of whom are independent directors, as required by the NYSE listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

     The Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited and makes recommendations to our Board of Directors with respect to the compensation of our other executive officers. The current members of our Compensation Committee are Messrs. Kahan (Chair), Anderson and Minicucci, all of whom are independent directors, as defined by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Compensation Committee written charter is available on our website at www.amdocs.com.

     The Executive Committee has such responsibilities as may be delegated to it from time to time by the Board of Directors. The current members of our Executive Committee are Messrs. Anderson (Chair), Baharav, Kahan, Lemelbaum and Minicucci.

     Our independent directors receive no compensation from the Company, except in connection with their membership on the Board of Directors and its committees as described above regarding Non-Employee Directors under "-- Compensation".

FULL-TIME WORKFORCE PERSONNEL

     The following table presents the approximate number of our full-time workforce as of each date indicated, by function and by geographical location:

                                                               AS OF SEPTEMBER 30,
                                                              ----------------------
                                                               2005    2004    2003
                                                              ------   -----   -----
  Software and Information Technology
     Israel.................................................   4,090   3,835   4,007
     North America..........................................   4,173   3,180   3,420
     Rest of World..........................................   3,747   1,965   1,564
                                                              ------   -----   -----
                                                              12,010   8,980   8,991
  Management and Administration.............................   1,190     908     900
                                                              ------   -----   -----
Total full-time workforce...................................  13,200   9,888   9,891
                                                              ======   =====   =====

     During fiscal 2002 and the first quarter of fiscal 2003, we took steps to reduce our costs and achieve increased operational efficiency, including by making reductions in our workforce. At the end of fiscal 2003, as a result of our acquisition of Certen and our Managed Services agreement with AT&T, we had increased our workforce by approximately 1,200 personnel. As of September 30, 2005, our full-time workforce consisted of approximately 12,000 software and information technology specialists, engaged in research, development, maintenance and support activities, and approximately 1,190 management and administrative professionals.

     As a company with global operations, we are required to comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Brazil, Canada, China, Europe, India, Israel, Japan, Mexico, South Africa and the United States. Our employees in Europe are protected, in some countries, by mandatory collective bargaining agreements. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in particular countries, our compliance with such regulations could become more burdensome.

     Our principal operating subsidiaries are not party to any collective bargaining agreements. However, our Israeli subsidiaries are subject to certain labor-related statutes and to certain provisions of general extension orders issued by the Israeli Ministry of Labor and Welfare. A significant provision applicable to all employees in Israel under collective bargaining agreements and extension orders is an adjustment of wages in relation to increases in the consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time.

     Some employees in Canada have union representation. In addition, all employees in Brazil, including members of management, are represented by unions. Collective bargaining between employers and unions is mandatory, negotiated annually, and covers work conditions, including cost of living increases, minimum wages that exceed government thresholds and overtime pay.

     We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

SHARE OWNERSHIP

  SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY
  EMPLOYEES

     As of December 16, 2005, the aggregate number of our ordinary shares beneficially owned by our directors, senior managers and certain key employees was 19,328,025 shares. This number includes 10,747,698 ordinary shares held by AT&T, since Mr. Kahan, Senior Executive Vice President of AT&T, serves on our Board of Directors, and accordingly, he may be deemed to be the beneficial owner of the shares held by AT&T. Mr. Kahan disclaims beneficial ownership of such shares. Historically, this number also included shares held by WCAS, since Messrs. Anderson and Minicucci, affiliates of WCAS, serve on our Board of Directors. As of September 24, 2003, various investment partnerships affiliated with WCAS ceased to be shareholders of the Company. See "Major Shareholders and Related Party Transactions". As of December 16, 2005, other than Mr. Kahan, none of our directors, senior managers or key employees beneficially owned 1% or more of our outstanding ordinary shares.

     Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

  STOCK OPTION AND INCENTIVE PLAN

     On November 9, 2005, our Board of Directors adopted, subject to shareholder approval, an amendment to our 1998 Stock Option and Incentive Plan, as amended (the "1998 Plan"), increasing from 38,300,000 to 46,300,000 the maximum number of Ordinary Shares issuable under the 1998 Plan, continuing the term of the 1998 Plan for an additional 10-year term until January 17, 2016, and making certain other changes. This amendment, which is more fully described in our Notice and Proxy Statement that was been mailed to our shareholders beginning on December 19, 2006 and furnished in our Form 6-K Report of Foreign Private Issuer dated December 19, 2006, will be considered by our shareholders at our January 2006 Annual General Meeting.

     The 1998 Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the 1998 Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. As of September 30, 2005, of the 38,300,000 ordinary shares available for issuance under the 1998 Plan, 6,315,808 ordinary shares had been issued as a result of option exercises and restricted shares issuance, under the provisions of the 1998 Plan, and 6,331,467 ordinary shares remained available for future grants. As of November 30, 2005, there were outstanding options to purchase an aggregate of 26,240,080 ordinary shares at exercise prices ranging from $0 to $78.31 per share and 430,247 restricted shares had been awarded.

     The 1998 Plan is administered by a committee, which determines all the terms of the awards (subject to the above), including which employees, directors or consultants are granted awards. The Board of Directors may amend or terminate the 1998 Plan, provided that shareholder approval is required to increase the number of ordinary shares available under the 1998 Plan, to materially increase the benefits accruing to participants, to change the class of employees eligible for participation, to decrease the basis upon which the minimum exercise price of options is determined or to extend the period in which awards may be granted or to grant an option that is exercisable for more than ten years. Ordinary shares acquired upon exercise of an award are subject to certain restrictions on sale, transfer or hypothecation No awards may be granted after January 2016.

     As a result of acquisitions, as of September 30, 2005, we are obligated to issue (and have reserved for issuance) an additional 154,657 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies (the "Predecessor Plans") and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $2.35 to $71.97 per share. No additional options have been or will be granted under the predecessor plans.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 16, 2005 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 201,342,466 ordinary shares outstanding as of December 16, 2005.

                                                                 SHARES
                                                              BENEFICIALLY   PERCENTAGE
NAME AND ADDRESS                                                 OWNED       OWNERSHIP
----------------                                              ------------   ----------
Massachusetts Financial Services Company(1).................   17,486,630       8.7%
  500 Boylston Street, 15th Floor
  Boston, Massachusetts 02116

AT&T Inc.(2)................................................   10,747,698       5.3%
  175 E. Houston Street
  San Antonio, Texas 78205-2233

All directors and executive officers as a group
  (17 persons)(3)...........................................   19,328,025       9.4%

---------------

(1) The address of Massachusetts Financial Services Company ("MFS") is 500 Boylston Street, Boston, Massachusetts 02116. Based on a Schedule 13G filed by MFS with the SEC on February 10, 2005, as of December 31, 2004, MFS has sole voting power over 17,177,360 of our ordinary shares and no voting power over 309,270 ordinary shares. The Schedule 13G indicates that MFS has sole dispositive power over 17,486,630 ordinary shares.

(2) The address of AT&T Inc. is 175 East Houston, San Antonio, Texas 78205. Based upon information provided to us by AT&T, as of December 16, 2005, AT&T beneficially owned 10,747,698 of our ordinary shares. James S. Kahan, Senior Executive Vice President of AT&T, serves on our Board of Directors. On November 18, 2005, SBC Communications, Inc. acquired AT&T Corp. and became AT&T Inc.

(3) Includes ordinary shares held by AT&T. See footnote 2 above. Mr. Kahan, Senior Executive Vice President of AT&T, serves on our Board of Directors and, accordingly, may be deemed to be the beneficial owner of the ordinary shares held by AT&T. Mr. Kahan disclaims beneficial ownership of such shares. Also includes options granted to our directors and executive officers that are exercisable within 60 days of December 16, 2005.

     Over the last three years, our major shareholders have included our directors and executive officers as a group, AT&T, WCAS, Fidelity Management and Research, or FMR, which became a major shareholder in fiscal 2003, MFS, which became a major shareholder in September 2003, and other institutional investors. AT&T's share ownership has decreased to 5.3% as of December 16, 2005 from 9.1% in November 2002. FMR ceased to be a major shareholder in fiscal 2004. Investment partnerships affiliated with WCAS, which had been major shareholders in the three fiscal years ending September 30, 2003, ceased to be shareholders of the Company in September 2003 as a result of distributions made to the partners of such investment partnerships. Southeastern Asset Management, which had been a major shareholder in fiscal 2002, ceased to be a major shareholder in June 2003.

     As of December 16, 2005, our ordinary shares were held by 224 recordholders. Based on a review of the information provided to us by our transfer agent, 151 recordholders, holding approximately 98% of our outstanding ordinary shares, were residents of the United States.

RELATED PARTY TRANSACTIONS

     In addition to being a major shareholder, AT&T, and some of its operating subsidiaries, are also significant customers of ours. During fiscal 2005, 2004 and 2003, AT&T and those subsidiaries accounted for approximately 10% or more of our revenue in each of these years. We expect that revenue attributable to AT&T entities will remain a significant portion of our revenue in fiscal 2006. Mr. Kahan, a member of our Board of Directors, is also Senior Executive Vice President of AT&T.

     AT&T is also a beneficial owner of companies that provide certain miscellaneous support services to us in United States.

ITEM 8.  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     See "Financial Statements" for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this Annual Report.

LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings arising in the normal course of its business. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

DIVIDEND POLICY

     After the payment of dividends in 1998 that followed a corporate reorganization, we decided in general to retain earnings to finance the development of our business, and we have not paid any cash dividends on our ordinary shares since that time. The payment of any future dividends will be paid by us based on conditions then existing, including our earnings, financial condition and capital requirements, as well as other conditions we deem relevant. The terms of any debt that we may incur could effectively limit our ability to pay dividends.

ITEM 9.  THE OFFER AND LISTING

     Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol "DOX". The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

                                                               HIGH       LOW
                                                              -------   -------
FISCAL YEAR ENDED SEPTEMBER 30
2001........................................................  $ 80.50   $ 25.85
2002........................................................  $ 39.25   $  6.10
2003........................................................  $ 27.25   $  5.85
2004........................................................  $ 30.69   $ 18.08
2005........................................................  $ 30.96   $ 20.70
QUARTER
Fiscal 2004:
  First Quarter.............................................  $ 27.10   $ 18.90
  Second Quarter............................................  $ 29.74   $ 22.17
  Third Quarter.............................................  $ 30.69   $ 22.65
  Fourth Quarter............................................  $ 24.00   $ 18.08
Fiscal 2005:
  First Quarter.............................................  $ 27.56   $ 20.70
  Second Quarter............................................  $ 30.66   $ 24.29
  Third Quarter.............................................  $ 30.96   $ 25.48
  Fourth Quarter............................................  $ 30.30   $ 25.97
Fiscal 2006:
  First Quarter (through December 27, 2005).................  $ 28.91   $ 24.30
MOST RECENT SIX MONTHS
  June, 2005................................................  $ 27.64   $ 25.48
  July, 2005................................................  $ 29.97   $ 26.44
  August, 2005..............................................  $ 30.30   $ 27.60
  September, 2005...........................................  $ 29.76   $ 25.97
  October, 2005.............................................  $ 27.80   $ 24.30
  November, 2005............................................  $ 28.91   $ 25.63

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The Company is registered at the Greffe (Companies Registry) in Guernsey, the Channel Islands and has been assigned company number 19528, with its registered office situated at Suite 5, Tower Hill House, Le Bordage, St Peter Port, Island of Guernsey, GY1 3QT, Channel Islands. The telephone number at that location is 011-44-1481-728444.

     The purpose of the Company is to perform any and all corporate activities permissible under Guernsey law, as forth in detail at Clause 3(1) to (37) of the Memorandum of Association of the Company (the "Memorandum of Association").

     Article 21(2) of the Amended and Restated Articles of Association of the Company (the "Articles of Association") provides that a director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding such director's interest and an interested director will not be liable to the Company for any profit realized through any such contract or arrangement by reason of such director holding the office of director. Article 20 of the Articles of Association provides that the remuneration of the directors shall from time to time be determined by the Company by ordinary resolution, but that the directors are authorized to determine from time to time the remuneration for any outside or unaffiliated directors. Article 22 provides that directors may exercise all the powers of the

Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue securities whether outright or as security for any debt, liability or obligation of the Company for any third party. Such borrowing powers can only be altered through an amendment to the Articles of Association. Directors of the Company are not required to own shares of the Company in order to serve as directors.

     The share capital of the Company is L5,750,000 divided into (i) 25,000,000 preferred shares with a par value of L0.01 per share and (ii) 550,000,000 ordinary shares with a par value of L0.01 per share, consisting of 500,000,000 voting ordinary shares and 50,000,000 non-voting ordinary shares. As of September 30, 2005, 200,181,700 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are as follows:

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

     - Dividends -- when and as dividends are declared on the shares of the Company the holders of voting ordinary shares and non-voting shares are entitled to share equally, share for share, in such dividends except that if dividends are declared that are payable in voting ordinary shares or non-voting ordinary shares, dividends must be declared that are payable at the same rate in both classes of shares.

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

     As regards both preferred shares and voting and non-voting ordinary shares, the Company has power to purchase any of its own shares, whether or not they are redeemable and may make a payment out of capital for such purchase, however the terms of such repurchases must be approved in advance by a special resolution of the holders of our ordinary shares.

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

     Provisions in respect of the holding of general meetings and extraordinary general meetings are set out at Articles 14, 15 and 16 of the Articles of Association. The Articles of Association provide that an annual general meeting must be held once in every calendar year (provided that not more than 15 months have elapsed since the last such meeting) at such time and place as the directors appoint and, in default, an annual general meeting may be convened by any two members holding at least 10% in the aggregate of the Company's share capital. The directors may, whenever they deem fit, convene an extraordinary general meeting, and extraordinary general meetings will also be convened on the requisition in writing of holders of at least 20% of the issued share capital of the Company carrying voting rights or, if the directors fail upon such requisition to convene such meeting within 21 days, then such meeting may be convened by such holders in such manner as provided by the Companies Law. A minimum of 10 days' written notice is required in connection with an annual general meeting and a minimum of 14 days' written notice is required in connection with any other meeting. The notice shall specify the place, the day and the hour of the meeting, and in the case of any special business, the general nature of that business to such persons as are entitled by the Articles of Association to receive such notices from the Company provided that a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in the Articles, be deemed to have been duly called if it is so agreed by all the members entitled to attend and vote thereat.

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

MATERIAL CONTRACTS

     On July 1, 2005, we and a wholly owned subsidiary of ours entered into a Share Sale and Purchase Agreement, dated as of July 1, 2005, with DST, pursuant to which we acquired on that date all of the capital stock of DST Interactive, Inc. and DST Innovis, Inc., which we refer to collectively as DST Innovis.

     Under the agreement, we paid a purchase price of approximately $237.5 million in cash, subject to upward or downward adjustment based upon the working capital of DST Innovis.

     As part of the acquisition, we and DST also entered to several ancillary and related agreements designed to ensure a smooth transition of DST Innovis from DST to us, including customary transition service and license agreements. In addition, we signed a long-term agreement with a subsidiary of DST, pursuant to which that subsidiary will continue to support the printing and mailing of bills for the DST Innovis customer base. Under the terms of that agreement, the DST subsidiary will be a preferred vendor of billing printing and mailing for projects that combine those services with billing support, and the DST subsidiary is expected to be selected as the provider of these services for additional Amdocs customers in North America.

     The description of this agreement is not complete and is qualified in its entirety by reference to the full text of agreement, which was filed as Exhibit
99.1 to our July 5, 2005 Form 6-K Report of Foreign Private Issuer.

     In the past two years, we have not entered into any other materials contracts other than contracts entered into in the ordinary course of our business.

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

     General

     Our effective tax rate was 20% for the year ended September 30, 2005, compared to 22% for fiscal 2004 and 25% for fiscal 2003. Effective October 1, 2002, following the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions. See the discussion above under the caption "Operating and Financial Review and Prospects -- Critical Accounting
Policies -- Goodwill". As a result, goodwill amortization that is not tax-deductible no longer affects our effective tax rate.

     We expect our effective tax rate in fiscal 2006 to be between 18% and 20%. This reduction is due to our continued expansion into countries with lower effective tax rates.

     There can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenged the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, the Company and certain of our subsidiaries have been granted certain special tax benefits, discussed below, in Cyprus, India, Ireland and Israel. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

     Certain Guernsey Tax Considerations

     We qualify as an exempt company (i.e., our shareholders are not Guernsey residents and we do not carry on business in Guernsey) so we generally are not subject to taxation in Guernsey.

     Certain Cypriot Tax Considerations

     Our Cyprus subsidiary operates a development center. Corporations resident in Cyprus are taxed on income at 10% commencing January 1, 2003 (previously at a 25% corporate tax rate) following the Income Tax law enacted in July 2002, that introduced a number of changes to the current system in an attempt to harmonize the regulations with E.U. provisions and abandon any harmful tax practices as defined by the Organization for Economic Co-operation and Development. The Government of Cyprus had issued a permit to our Cypriot subsidiary pursuant to which the activities conducted by it were deemed to be offshore activities for the purpose of Cypriot taxation. As a result, our Cypriot subsidiary will be subject, until December 31, 2005, to an effective tax rate in Cyprus of 4.25%, as long as certain requirements imposed by the Government of Cyprus are met. Thereafter, our subsidiary will be taxed at the 10% corporate tax rate.

     Certain Indian Tax Considerations

     Through subsidiaries, we operate a development center and a business processing operations center in India. In 2005, the corporation tax rate applicable in India on trading activities was slightly reduced to 33.66%. Our subsidiaries in India operate under a specific favorable tax entitlement that is based upon pre-approved information technology related services activity. As a result, our subsidiaries are entitled to corporate income tax exemptions on all income derived from such pre-approved information technology activity, provided they continue to meet the conditions required for such tax benefits. The benefits are scheduled to expire April 1, 2009.

     Certain Irish Tax Considerations

     Our Irish subsidiary operates a development center. The corporation tax rate on this subsidiary's trading activities was 16% for 2002 and declined to 12.5% in 2003. The subsidiary has entered into an agreement with the Irish Industrial Development Agency pursuant to which it qualifies for certain job creation grants and, consequently, certain activities conducted by it are deemed to be manufacturing activities for the purpose of Irish taxation. As a result, the subsidiary was subject to a corporation tax rate in Ireland of 10% with respect to its manufacturing activities. This tax rate on manufacturing activities was available to our Irish subsidiary until December 31, 2002. As of January 1, 2003, our Irish subsidiary was subject to a single corporation tax rate of 12.5% on all of its trading and manufacturing activities.

  Certain Israeli Tax Considerations

     Our Israeli subsidiary, Amdocs (Israel) Limited, operates our largest development center. Discussed below are certain Israeli tax considerations relating to our Israeli subsidiary.

     General Corporate Taxation in Israel. In August 2005, the Israeli parliament enacted legislation, which has gradually reduced the "Companies Tax" rates of taxable income apply to Israeli companies. According to this legislation, the Companies Tax rate on taxable income in 2005 and upcoming years was and will be as follows: 34% in 2005, 31% in 2006, and 29% in 2007, 27% in 2008, 26% in 2009 and 25% for 2010 and thereafter. However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise may be considerably less.

     Law for the Encouragement of Capital Investments, 1959. Certain production and development facilities of our Israeli subsidiary have been granted "Approved Enterprise" status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), which provides certain tax and financial benefits to investment programs that have been granted such status.

     In April 2005, the Israeli parliament enacted legislation which significantly revised the Investment Law. Generally, investment programs of our Israeli subsidiary that have already obtained instruments of approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the old provisions as described below of the Investment Law prior being revised. The revisions that were introduced into the Investment Law did not affect our effective tax rate for year ended September 30, 2005 and we do not expect them to have a significant impact on our effective tax rate in fiscal year 2006.

     The provisions of the Investment Law applicable to investment programs approved prior to the effective date of the amendments to the Investment Law provide that capital investments in production facilities (or other eligible assets) may, upon application to the Israeli Investment Center, be designated as an Approved Enterprise. Each instrument of approval for an Approved Enterprise relates to a specific investment program delineated both by the financial scope of the investment, including source of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific investment program and are contingent upon compliance with the conditions set out in the instrument of approval.

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

     Our Israeli subsidiary has elected the alternative benefits with respect to its current Approved Enterprise and its enlargements, pursuant to which the Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two or ten years (and in some cases for a period of four years) and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years. In case our Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject, assuming that the current level of foreign investment in Amdocs is not reduced, to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid and up to 25% if such foreign investments are reduced (as detailed above). This tax is in addition to the withholding tax on dividends as described below. Under an instrument of approval issued in December 1997 and relating to a specific investment program of our Israeli subsidiary and to the income derived therefrom, our Israeli subsidiary is entitled to a reduced tax rate period of thirteen years (instead of the eight-year period referred to above). The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are given according to an allocation formula provided for in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and the subsidiary might be required to refund the amount of the canceled benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

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

DOCUMENTS ON DISPLAY

     We are subject to the reporting requirements of foreign private issuers under the U.S. Securities Exchange Act of 1934. Pursuant to the Exchange Act, we file reports with the SEC, including this Annual Report on Form 20-F. We also submit reports to the SEC, including Form 6-K Reports of Foreign Private Issuers. You may read and copy such reports at the SEC's public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Such reports are also available to the public on the SEC's website at www.sec.gov. Some of this information may also be found on our website at www.amdocs.com.

     You may request copies of our reports, at no cost, by writing to or telephoning us as follows:

           Amdocs, Inc.
           1390 Timberlake Manor Parkway
           Chesterfield, Missouri 63017
           Telephone: (314) 212-8328

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No. 52, "Foreign Currency Translation," our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditures throughout Amdocs' group.

     During fiscal 2005, our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar were at the same level compared to fiscal 2004, 70% and 50%, respectively. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

FOREIGN CURRENCY RISK

     We enter into foreign exchange forward contracts and options to hedge most of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily British pounds, Canadian dollars and the Euro, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels. We also use forward contracts to hedge the impact of the variability in exchange rates on certain accounts receivables, denominated primarily in British pounds and the Euro, and on certain account payables, primarily Israeli shekels. We seek to minimize the risk that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. See Note 22 to our consolidated financial statements included in this document. The following table summarizes our foreign currency forward exchange agreements as of September 30, 2005. All the forward contracts are expected to mature during fiscal 2006 or during fiscal 2007. The table below (all dollar amounts in millions) presents the notional amounts and fair value of the total derivative instruments as of September 30, 2005. Notional values are calculated based on forward rates as of September 30, 2005, U.S. dollar translated.

                                                             AS OF SEPTEMBER 30, 2005
                                                         ---------------------------------
                                                          NOTIONAL AMOUNT      FAIR VALUE
                                                           TRANSLATED TO           OF
                                                           U.S. DOLLAR(*)      DERIVATIVES
                                                         ------------------    -----------
                                                         CONTRACTS MATURING
                                                           DURING FISCAL
                                                         ------------------
                                                           2006       2007
                                                         --------    ------
Revenue................................................  $  62.0     $45.3       $ (8.8)
Costs..................................................   (154.7)     (0.7)        (3.9)
Balance sheet items....................................      1.3        --           --
                                                         -------     -----       ------
                                                         $ (91.4)    $44.6       $(12.7)
                                                         =======     =====       ======

---------------

(*) Positive notional amounts represent forward contracts to sell foreign currency. Negative notional amounts represent forward contracts to buy foreign currency.

INTEREST RATE RISK

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, other than the 0.50% Notes and 2% Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, federal agency securities, corporate bonds, corporate backed obligations and mortgages, and currently bear minimal interest rate risk. As of September 30, 2005, we had $1.0 million of outstanding borrowings under our revolving lines of credit or our short-term credit facilities and $5.4 million outstanding short term loans, and accordingly, we believe we are subject to minimal interest rate risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

     The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, evaluated the effectiveness of the Company's disclosure controls and procedures as of September 30, 2005. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of September 30, 2005, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

     No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that the Company has at least one audit committee financial expert, Adrian Gardner, serving on its Audit Committee. Our Board of Directors has determined that Mr. Gardner is an independent director.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     During each of the last three fiscal years, Ernst & Young LLP has acted as the Company's independent registered public accounting firm.

AUDIT FEES

     Ernst & Young billed the Company approximately $2.7 million for audit services for fiscal 2005, including fees associated with the annual audit and reviews of the Company's quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed the Company approximately $2.6 million for audit services for fiscal 2004.

AUDIT-RELATED FEES

     Ernst & Young billed the Company approximately $1.1 million for audit-related services for fiscal 2005. Audit-related services principally include due diligence examinations, SAS 70 report issuances, assistance with the requirements of the Sarbanes-Oxley Act of 2002 and related SEC regulations, attestation services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. Ernst & Young billed the Company approximately $1.2 million for audit-related services for fiscal 2004.

TAX FEES

     Ernst & Young billed the Company approximately $1.5 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2005. Ernst & Young billed the Company approximately $1.8 million for tax advice in fiscal 2004.

ALL OTHER FEES

     Ernst & Young did not bill the Company for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2005 or fiscal 2004.

PRE-APPROVAL POLICIES FOR NON-AUDIT SERVICES

     The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by the Company's independent registered public accounting firm. These policies generally provide that the Company will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

     From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to the Company by its independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2005, the Company's Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

     The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2005 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

     Ordinary Shares

                                 (A)               (B)                (C)                      (D)
                                                                TOTAL NUMBER OF
                                                               SHARES (OR UNITS)       MAXIMUM NUMBER (OR
                                                               PURCHASED AS PART    APPROXIMATE DOLLAR VALUE)
                           TOTAL NUMBER OF    AVERAGE PRICE       OF PUBLICLY       OF SHARES (OR UNITS) THAT
                          SHARES (OR UNITS)   PAID PER SHARE    ANNOUNCED PLANS    MAY YET BE PURCHASED UNDER
PERIOD                        PURCHASED         (OR UNIT)         OR PROGRAMS      THE PLANS OR PROGRAMS(1)(2)
------                    -----------------   --------------   -----------------   ---------------------------
05/01/05-05/31/05.......      3,525,200           $28.33           3,525,200                    --
                              ---------                            ---------
Total...................      3,525,200                            3,525,200
                              =========                            =========

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND SCHEDULE

     The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2005, 2004 and 2003, are included at the end of this Annual
Report:

  AUDITED FINANCIAL STATEMENTS OF AMDOCS LIMITED

     Report of Independent Registered Public Accounting Firm

     Consolidated Balance Sheets as of September 30, 2005 and 2004

     Consolidated Statements of Operations for the years ended September 30, 2005, 2004 and 2003

     Consolidated Statements of Changes in Shareholders' Equity for the years ended September 30, 2005, 2004 and 2003

     Consolidated Statements of Cash Flows for the years ended September 30, 2005 2004 and 2003

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

                                          Amdocs Limited

                                          /s/ Thomas G. O'Brien
                                          --------------------------------------
                                          Thomas G. O'Brien
                                          Treasurer and Secretary
                                          Authorized U.S. Representative

Date: December 28, 2005

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                DESCRIPTION
  -------                              -----------
    1.         Memorandum and Articles of Association of Amdocs Limited
               (incorporated by reference to Exhibits 3.1 and 3.2 to
               Amdocs' Registration Statement on Form F-1 dated June 19,
               1998; Registration No. 333-8826)
    2.a.1      Indenture dated May 30, 2001 between Amdocs and United
               States Trust Company of New York (incorporated by reference to Exhibit 4.1 to Amdocs' Form 6-K dated May 31, 2001)
    2.a.2      Registration Rights Agreement dated May 30, 2001 between
               Amdocs and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.2 to Amdocs' Form 6-K dated May 31, 2001)
    2.a.3      Indenture, dated March 5, 2004, between Amdocs Limited and
               The Bank of New York, as trustee, for 0.50% Convertible
               Senior Notes due 2024 (incorporated by reference to Exhibit
               99.1 to Amdocs' Form 6-K, filed March 5, 2004)
    2.a.4      Registration Rights Agreement, dated March 5, 2004, among
               Amdocs Limited and Morgan Stanley & Co. Incorporated,
               Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner &
               Smith Incorporated (incorporated by reference to Exhibit
               99.2 to Amdocs' Form 6-K, filed March 5, 2004)
    4.a.1      Agreement and Plan of Merger dated as of September 3, 1999 among Amdocs Limited, Ivan Acquisition Corp. and
               International Telecommunication Data Systems,
               Inc.(incorporated by reference to Exhibit 2.1 to Amdocs'
               Form 6-K dated September 10, 1999)
    4.a.2      Combination Agreement dated as of February 28, 2000 among
               Amdocs Limited, Solect Technology Group Inc., Amdocs
               (Denmark) ApS. and Amdocs Holdings ULC (incorporated by
               reference to Exhibit 2.1 to Amdocs' Form 6-K dated March 3,
               2000)
    4.a.3      Acquisition Agreement dated as of October 1, 2001, between
               Amdocs Limited and Nortel Networks Corporation (incorporated by reference to Exhibit 2.1 to Amdocs' Form 6-K dated
               October 10, 2001)
    4.a.4      Share Purchase Agreement dated as of May 28, 2003 between
               Amdocs Holdings ULC and Bell Canada (incorporated by
               reference to Exhibit 99.1 to Amdocs' Amendment No. 1 to
               Registration Statement on Form F-3, dated September 21,
               2004, Registration No. 333-114344)
    4.a.5      Share Sale and Purchase Agreement, dated as of July 1, 2005, by and among DST Systems, Inc., Amdocs, Inc. and Amdocs
               Limited (incorporated by reference to Exhibit 99.1 to
               Amdocs' Form 6-K dated July 5, 2005)
    4.b.1      Information Technology Services Agreement between Amdocs,
               Inc. and SBC Services, Inc. dated January 9, 2003
               (confidential material has been redacted and complete
               exhibits have been separately filed with the Securities and
               Exchange Commission) (incorporated by reference to Exhibit
               4.b.1 to Amdocs' Annual Report on Form 20-F for the fiscal year ended September 30, 2003)
    4.b.2      Master Agreement for Software and Services between Amdocs,
               Inc. and SBC Operations, Inc., effective July 7, 1998
               (confidential material has been redacted and complete
               exhibits have been separately filed with the Securities and
               Exchange Commission) (incorporated by reference to Exhibit
               10.13 to Amdocs' Amendment No. 1 to Registration Statement
               on Form F-1, dated May 21, 1999, Registration No. 333-75151)
    4.b.3      Software Master Agreement between Amdocs Software Systems
               Limited and SBC Services, Inc., effective December 10, 2003
               (confidential material has been redacted and complete
               exhibits have been separately filed with the Securities and
               Exchange Commission) (incorporated by reference to Exhibit
               99.2 to Amdocs' Amendment No. 1 to Registration Statement on
               Form F-3, dated September 21, 2004, Registration No.
               333-114344)
    4.b.4      Agreement between Amdocs Inc. and SBC Services, Inc. for
               Software and Professional Services, effective August 7, 2003
               (confidential material has been redacted and complete
               exhibits have been separately filed with the Securities and
               Exchange Commission) (incorporated by reference to Exhibit
               99.3 to Amdocs' Amendment No. 1 to Registration Statement on
               Form F-3, dated September 21, 2004, Registration No.
               333-114344)

  EXHIBIT
    NO.                                DESCRIPTION
  -------                              -----------
    4.b.5      Customer Care and Billing Services Agreement, between Nextel
               Finance Company and Amdocs Software Systems Limited, dated as of January 1, 2000, as amended (confidential material has been redacted and complete exhibits have been separately
               filed with the Securities and Exchange Commission)
               (incorporated by reference to Exhibit 99.1 to Amdocs' Form
               6-K dated September 30, 2004)
    4.b.6      Further Amended and Restated Master Outsourcing Services
               Agreement, between Bell Canada and Certen Inc., dated as of
               July 1, 2003 (confidential material has been redacted and
               complete exhibits have been separately filed with the
               Securities and Exchange Commission) (incorporated by
               reference to Exhibit 99.1 to Amdocs' Form 6-K dated October
               1, 2004)
    4.c.1      Amdocs Limited 1998 Stock Option and Incentive Plan, as
               amended January 24, 2001 (incorporated by reference to
               Exhibit 4 to Amdocs' Registration Statement on Form S-8
               dated April 6, 2001 (Registration No. 333-58454))
    8          Subsidiaries of Amdocs Limited
   12.1        Certification of Chief Executive Officer pursuant to Rule
               13a-14(a)/15d-14(a)
   12.2        Certification of Chief Financial Officer pursuant to Rule
               13a-14(a)/15d-14(a)
   13.1        Certification of Chief Executive Officer pursuant to
               18U.S.C. 1350
   13.2        Certification of Chief Financial Officer pursuant to
               18U.S.C. 1350
   14.1        Consent of Ernst & Young LLP

                                 AMDOCS LIMITED
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Registered Public Accounting Firm...   F-2
  Consolidated Balance Sheets as of September 20, 2005 and
     2004...................................................   F-3
  Consolidated Statements of Income for the years ended
     September 30, 2005, 2004 and 2003......................   F-4
  Consolidated Statements of Changes in Shareholders' Equity
     for the years ended September 30, 2005, 2004 and
     2003...................................................   F-5
  Consolidated Statements of Cash Flow for the years ended
     September 30, 2005, 2004 and 2003......................   F-6
  Notes to the Consolidated Financial Statements............   F-8
FINANCIAL STATEMENT SCHEDULE
  Valuation and Qualifying Accounts.........................  F-46

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Amdocs Limited

     We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part
III. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                           /s/ ERNST & YOUNG LLP

New York, New York
November 3, 2005

                                 AMDOCS LIMITED

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   AS OF SEPTEMBER 30,
                                                              -----------------------------
                                                                 2005               2004
                                                              ----------         ----------
                                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  707,552         $  550,352
  Short-term interest-bearing investments...................     438,011            640,347
  Accounts receivable, net..................................     304,237            254,779
  Deferred income taxes and taxes receivable................     101,162             62,284
  Prepaid expenses and other current assets.................      76,780             80,229
                                                              ----------         ----------
          TOTAL CURRENT ASSETS..............................   1,627,742          1,587,991
Equipment, vehicles and leasehold improvements, net.........     181,812            181,121
Deferred income taxes.......................................     120,217            113,589
Goodwill....................................................     969,639            806,874
Intangible assets, net......................................     159,619             47,512
Other noncurrent assets.....................................     143,439            126,797
                                                              ----------         ----------
          TOTAL ASSETS......................................  $3,202,468         $2,863,884
                                                              ==========         ==========

                           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  114,392         $  104,415
  Accrued expenses and other current liabilities............     199,458            137,664
  Accrued personnel costs...................................     148,426            124,284
  Short-term portion of financing arrangements..............       6,377              1,604
  Deferred revenue..........................................     216,770            223,122
  Short-term portion of capital lease obligations...........       2,103             19,706
  Deferred income taxes and taxes payable...................     171,377            163,648
                                                              ----------         ----------
          TOTAL CURRENT LIABILITIES.........................     858,903            774,443
Convertible notes...........................................     450,272            450,272
Deferred income taxes.......................................      50,571             40,530
Noncurrent liabilities and other............................     186,270            154,449
                                                              ----------         ----------
          TOTAL LIABILITIES.................................   1,546,016          1,419,694
                                                              ----------         ----------
SHAREHOLDERS' EQUITY:
  Preferred Shares -- Authorized 25,000 shares; L0.01 par
     value; 0 shares issued and outstanding.................          --                 --
  Ordinary Shares -- Authorized 550,000 shares; L0.01 par
     value; 227,321 and 224,947 issued and 200,182 and
     201,334 outstanding, in 2005 and 2004, respectively....       3,644              3,601
  Additional paid-in capital................................   1,870,922          1,837,608
  Treasury stock, at cost -- 27,139 and 23,613 Ordinary
     Shares, in 2005 and 2004, respectively.................    (602,392)          (502,416)
  Accumulated other comprehensive loss......................     (10,886)            (1,919)
  Unearned compensation.....................................        (962)              (174)
  Retained earnings.........................................     396,126            107,490
                                                              ----------         ----------
          TOTAL SHAREHOLDERS' EQUITY........................   1,656,452          1,444,190
                                                              ----------         ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $3,202,468         $2,863,884
                                                              ==========         ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                           ------------------------------------
                                                              2005         2004         2003
                                                           ----------   ----------   ----------
REVENUE:
  License(*).............................................  $  100,044   $   76,586   $   65,582
  Service(*).............................................   1,938,577    1,697,146    1,417,745
                                                           ----------   ----------   ----------
                                                            2,038,621    1,773,732    1,483,327
                                                           ----------   ----------   ----------
OPERATING EXPENSES:
     Cost of license.....................................       4,083        5,022        5,752
     Cost of service.....................................   1,291,572    1,117,810      907,607
     Research and development............................     144,457      126,407      119,256
     Selling, general and administrative.................     232,066      210,384      206,265
     Amortization of goodwill and purchased intangible
       assets............................................      15,356       17,909       19,940
     Restructuring charges, in-process research and
       development and other.............................      12,595           --       14,089
                                                           ----------   ----------   ----------
                                                            1,700,129    1,477,532    1,272,909
                                                           ----------   ----------   ----------
Operating income.........................................     338,492      296,200      210,418
Interest income and other, net(*)........................      22,303        4,903       14,759
                                                           ----------   ----------   ----------
Income before income taxes...............................     360,795      301,103      225,177
Income taxes.............................................      72,159       66,243       56,294
                                                           ----------   ----------   ----------
NET INCOME...............................................  $  288,636   $  234,860   $  168,883
                                                           ==========   ==========   ==========
BASIC EARNINGS PER SHARE.................................  $     1.44   $     1.13   $     0.78
                                                           ==========   ==========   ==========
DILUTED EARNINGS PER SHARE...............................  $     1.35   $     1.08   $     0.77
                                                           ==========   ==========   ==========
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING......     201,023      208,726      215,849
                                                           ==========   ==========   ==========
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING(1).........................................     217,162      220,285      219,876
                                                           ==========   ==========   ==========

---------------

(*) See Note 4.

(1) Diluted weighted average number of shares outstanding for the year ended September 30, 2004 has been restated, due to the adoption of Emerging Issue Task Force Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF 04-8"), which requires that prior period earnings per share computations be restated to show the effect on weighted average shares of the conversion of the contingently convertible debt into equity. The restatement reduced diluted earnings per share by $0.02 per share for the year ended September 30, 2004. (See Note
    19)

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                  ACCUMULATED
                                                                                     OTHER                        RETAINED
                                     ORDINARY SHARES    ADDITIONAL               COMPREHENSIVE                    EARNINGS
                                     ----------------    PAID-IN     TREASURY       (LOSS)         UNEARNED     (ACCUMULATED
                                     SHARES    AMOUNT    CAPITAL       STOCK        INCOME       COMPENSATION     DEFICIT)
                                     -------   ------   ----------   ---------   -------------   ------------   ------------
BALANCE AS OF OCTOBER 1, 2002......  215,583   $3,572   $1,818,345   $(109,281)    $   (108)       $    --       $(296,253)
Comprehensive income:
 Net income........................       --      --            --          --           --             --         168,883
 Unrealized gain on foreign
   currency hedging contracts, net
   of $3,258 tax...................       --      --            --          --        8,903             --              --
 Unrealized loss on cash
   equivalents and short-term
   interest-bearing investments,
   net of $(1,977) tax.............       --      --            --          --       (5,080)            --              --
 Comprehensive income..............
Employee stock options exercised...      475       8         2,312          --           --             --              --
Tax benefit of stock options
 exercised.........................       --      --           262          --           --             --              --
Expense related to vesting of stock
 options...........................       --      --            37          --           --             --              --
                                     -------   ------   ----------   ---------     --------        -------       ---------
BALANCE AS OF SEPTEMBER 30, 2003...  216,058   3,580     1,820,956    (109,281)       3,715             --        (127,370)
Comprehensive income:
 Net income........................       --      --            --          --           --             --         234,860
 Unrealized loss on foreign
   currency hedging contracts, net
   of $(1,575) tax.................       --      --            --          --       (4,915)            --              --
 Unrealized loss on short-term
   interest-bearing investments,
   net of $(204) tax...............       --      --            --          --         (719)            --              --
 Comprehensive income..............
Employee stock options exercised...    1,157      21        12,056          --           --             --              --
Tax benefit of stock options
 exercised.........................       --      --         3,094          --           --             --              --
Repurchase of shares...............  (16,442)     --            --    (407,527)          --             --              --
Issuance of Ordinary Shares related
 to acquisition, net...............      561      --           747      14,392           --             --              --
Stock options granted, net of
 forfeitures.......................       --      --           749          --           --           (749)             --
Amortization of unearned
 compensation......................       --      --            --          --           --            575              --
Expense related to vesting of stock
 options...........................       --      --             6          --           --             --              --
                                     -------   ------   ----------   ---------     --------        -------       ---------
BALANCE AS OF SEPTEMBER 30, 2004...  201,334   3,601     1,837,608    (502,416)      (1,919)          (174)        107,490
Comprehensive income:
 Net income........................       --      --            --          --           --             --         288,636
 Unrealized loss on foreign
   currency hedging contracts, net
   of $(1,927) tax.................       --      --            --          --       (7,865)            --              --
 Unrealized loss on short-term
   interest-bearing investments,
   net of $(253) tax...............       --      --            --          --       (1,102)            --              --
 Comprehensive income..............
Employee stock options exercised...    2,229      41        23,983          --           --             --              --
Tax benefit of stock options
 exercised.........................       --      --         3,147          --           --             --              --
Repurchase of shares...............   (3,525)     --            --     (99,976)          --             --              --
Issuance of restricted stock and
 stock options related to
 acquisitions, net.................      144       2         6,034          --           --         (1,428)             --
Amortization of unearned
 compensation......................       --      --            --          --           --            640              --
Expense related to vesting of stock
 options...........................       --      --           150          --           --             --              --
                                     -------   ------   ----------   ---------     --------        -------       ---------
BALANCE AS OF SEPTEMBER 30, 2005...  200,182   $3,644   $1,870,922   $(602,392)    $(10,886)       $  (962)      $ 396,126
                                     =======   ======   ==========   =========     ========        =======       =========


                                         TOTAL
                                     SHAREHOLDERS'
                                        EQUITY
                                     -------------
BALANCE AS OF OCTOBER 1, 2002......   $1,416,275
Comprehensive income:
 Net income........................      168,883
 Unrealized gain on foreign
   currency hedging contracts, net
   of $3,258 tax...................        8,903
 Unrealized loss on cash
   equivalents and short-term
   interest-bearing investments,
   net of $(1,977) tax.............       (5,080)
                                      ----------
 Comprehensive income..............      172,706
                                      ----------
Employee stock options exercised...        2,320
Tax benefit of stock options
 exercised.........................          262
Expense related to vesting of stock
 options...........................           37
                                      ----------
BALANCE AS OF SEPTEMBER 30, 2003...    1,591,600
Comprehensive income:
 Net income........................      234,860
 Unrealized loss on foreign
   currency hedging contracts, net
   of $(1,575) tax.................       (4,915)
 Unrealized loss on short-term
   interest-bearing investments,
   net of $(204) tax...............         (719)
                                      ----------
 Comprehensive income..............      229,226
                                      ----------
Employee stock options exercised...       12,077
Tax benefit of stock options
 exercised.........................        3,094
Repurchase of shares...............     (407,527)
Issuance of Ordinary Shares related
 to acquisition, net...............       15,139
Stock options granted, net of
 forfeitures.......................           --
Amortization of unearned
 compensation......................          575
Expense related to vesting of stock
 options...........................            6
                                      ----------
BALANCE AS OF SEPTEMBER 30, 2004...    1,444,190
Comprehensive income:
 Net income........................      288,636
 Unrealized loss on foreign
   currency hedging contracts, net
   of $(1,927) tax.................       (7,865)
 Unrealized loss on short-term
   interest-bearing investments,
   net of $(253) tax...............       (1,102)
                                      ----------
 Comprehensive income..............      279,669
                                      ----------
Employee stock options exercised...       24,024
Tax benefit of stock options
 exercised.........................        3,147
Repurchase of shares...............      (99,976)
Issuance of restricted stock and
 stock options related to
 acquisitions, net.................        4,608
Amortization of unearned
 compensation......................          640
Expense related to vesting of stock
 options...........................          150
                                      ----------
BALANCE AS OF SEPTEMBER 30, 2005...   $1,656,452
                                      ==========

     As of September 30, 2005, 2004 and 2003, accumulated other comprehensive
(loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(9,097), $(1,232) and $3,683 and unrealized (loss) gain on cash equivalents and short-term interest-bearing investments, net of tax, of $(1,789), $(687) and $32, as of September 30, 2005, 2004 and 2003, respectively.
  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEAR ENDED SEPTEMBER 30,
                                                          -------------------------------------
                                                            2005         2004          2003
                                                          ---------   -----------   -----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income..............................................  $ 288,636   $   234,860   $   168,883
Reconciliation of net income to net cash provided by
  operating activities:
     Depreciation and amortization......................     93,828       100,877        97,452
     In-process research and development expenses and
       other............................................      2,760            --         4,133
     (Gain) loss on sale of equipment...................       (786)       (1,436)          396
     Gain on repurchase of 2% convertible notes.........         --           (13)         (448)
     Deferred income taxes..............................      8,062       (11,272)        4,001
     Tax benefit of stock options exercised.............      3,147         3,094           262
     Realized (gain) loss from short-term
       interest-bearing investments.....................       (657)        1,863         2,802
Net changes in operating assets and liabilities, net of
  amounts acquired:
  Accounts receivable...................................    (15,106)      (53,723)       58,485
  Prepaid expenses and other current assets.............      3,667         1,856         2,278
  Other noncurrent assets...............................    (17,593)      (44,401)      (26,882)
  Accounts payable and accrued expenses.................     26,542        31,697           429
  Deferred revenue......................................     (5,702)       46,713        53,294
  Income taxes payable..................................     (6,643)       33,773        21,854
  Noncurrent liabilities and other......................      1,596           516         4,892
                                                          ---------   -----------   -----------
Net cash provided by operating activities...............    381,751       344,404       391,831
                                                          ---------   -----------   -----------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
  improvements..........................................      5,829         4,431         2,532
Payments for purchase of equipment, vehicles and
  leasehold improvements................................    (71,374)      (54,148)      (62,410)
Purchase of short-term interest-bearing investments.....   (747,073)   (1,325,383)   (1,065,236)
Proceeds from sale of short-term interest-bearing
  investments...........................................    948,711     1,125,538     1,193,248
Net cash paid for in acquisitions.......................   (262,253)      (10,651)      (30,980)
                                                          ---------   -----------   -----------
Net cash (used in) provided by investing activities.....   (126,160)     (260,213)       37,154
                                                          ---------   -----------   -----------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised..........     24,024        12,077         2,320
Repurchase of shares....................................    (99,976)     (407,527)           --
Redemption of 2% convertible notes......................         --      (395,110)           --
Repurchase of 2% convertible notes......................         --        (5,059)      (44,153)
Net proceeds from issue of long-term 0.50% convertible
  notes.................................................         --       441,610            --
Borrowings under financing arrangements.................         --           987         3,345
Principal payments under financing arrangements.........       (667)       (2,213)         (595)
Proceeds from sale-leaseback transaction................         --            --         8,076
Principal payments on capital lease obligations.........    (21,772)      (26,204)      (17,033)
                                                          ---------   -----------   -----------
Net cash used in financing activities...................    (98,391)     (381,439)      (48,040)
                                                          ---------   -----------   -----------
Net increase (decrease) in cash and cash equivalents....    157,200      (297,248)      380,945
Cash and cash equivalents at beginning of year..........    550,352       847,600       466,655
                                                          ---------   -----------   -----------
Cash and cash equivalents at end of year................  $ 707,552   $   550,352   $   847,600
                                                          =========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                                 (IN THOUSANDS)

                                                               YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------
                                                               2005      2004      2003
                                                              -------   -------   -------
SUPPLEMENTARY CASH FLOW INFORMATION
Interest and Income Taxes Paid
  Cash paid for:
     Income taxes, net of refunds...........................  $66,668   $35,677   $30,823
     Interest...............................................    5,233    11,940     9,690

NON-CASH INVESTING AND FINANCING ACTIVITIES

     In the year ended September 30, 2004, the Company issued 561 Ordinary Shares in connection with the acquisition of XACCT (as defined below) valued at $15,139. See Note 3.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                               SEPTEMBER 30, 2005

NOTE 1 -- NATURE OF ENTITY

     Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one segment, providing integrated offering products and services that enable its customers to move toward an integrated approach to customer management. The Company designs, develops, markets, supports, operates and provides information system solutions, including Managed Services, primarily to leading communications companies throughout the world.

     The Company is a Guernsey corporation, which directly or indirectly holds several wholly owned subsidiaries around the globe. The majority of the Company's customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company's main production and operating facilities are located in Israel, the United States (U.S.), Cyprus, Canada, Ireland and India. Recently, the Company expanded its operations in China as a result of the acquisition of Longshine.

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

  FUNCTIONAL CURRENCY

     The Company manages its foreign subsidiaries as integral direct components of its operations. According to the salient economic factors indicated in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," the Company's cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominantly denominated in the U.S. dollar. The operations of the Company's foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. Accordingly, the Company has determined that its functional currency is the U.S. dollar. The Company periodically assesses the applicability of the U.S. dollar as the Company's functional currency by reviewing the salient indicators.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

  INVESTMENTS

     The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations and mortgages, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

and amortized costs of such securities and are reflected, net of tax, as "accumulated other comprehensive loss" in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

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

  GOODWILL AND OTHER INTANGIBLE ASSETS

     SFAS No. 141 "Business Combinations" requires that the purchase method of accounting be used for all business combinations. Under SFAS No. 142 "Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have indefinite lives are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets are amortized over their useful lives.

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

     Some of the acquired customer arrangements are amortized over their estimated useful lives based on the pro-rata amount of the future revenue expected to be realized from the customer arrangements. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other acquired customer arrangements are amortized over their estimated useful lives on a straight-line basis.

  LONG-LIVED ASSETS

     The Company considers whether there are indicators of impairment that would require the comparison of the estimated net realizable value of intangible assets with finite lives, equipment, leasehold improvements and vehicles and other long-lived assets, using an undiscounted cash flow analysis, to their carrying value under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Any impairment would be recognized when the fair market value of such long-lived assets is less than their carrying value. During the year ended September 30, 2004 the Company identified and recognized an impairment charge (included in cost of service) of $2,785 related to software technology that the Company had no future use for, and therefore was abandoned.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  COMPREHENSIVE INCOME (LOSS)

     The Company accounts for comprehensive income under the provisions of SFAS No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income and its components. Comprehensive income (loss) represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

  CONVERTIBLE NOTES

     Accrued interest on the Company's convertible notes is included in "accrued expenses and other current liabilities." The Company amortizes the issuance costs related to the convertible notes on a straight-line basis over the term of the convertible notes. Gain or loss on repurchase of convertible notes represents the difference between the principal amount and the purchase price. Such gains, aggregating $0, $13 and $448, are included in "interest income and other, net" in fiscal 2005, 2004 and 2003, respectively. The amortized issuance cost calculated on a pro-rata basis, related to the repurchased 2% convertible notes, is included in "interest income and other, net."

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

     It is the Company's policy to establish accruals for taxes that may become payable in future years as a result of examinations by tax authorities. The Company establishes the accruals based upon management's assessment of probable contingencies. The Company believes it has appropriately accrued for probable contingencies.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

As a result, combined license and service revenue generally is recognized over the course of these long-term projects, using the percentage of completion method of accounting in conformity with Accounting Research Bulletin ("ARB") No. 45, "Long Term Construction-Type Contracts," Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and SOP 97-2, "Software Revenue Recognition." Losses are recognized on contracts in the period in which the loss is identified in accordance with SOP 81-1.

     Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee.

     Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification as part of a long-term contract is recognized as work is performed, under the percentage of completion method of accounting. In cases where extended payment terms exist, license and related customization fees are recognized when payments are due, in accordance with SOP 97-2. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided, in accordance with SAB 104, "Revenue Recognition" and SOP 97-2. The Company complies with Emerging Issues Task Force ("EITF") 03-05, "Applicability of AICPA SOP 97-2 to Non-Software Deliverables in an Arrangement Containing More Than Incidental Software."

     In Managed Services contracts as well as in other long term contracts, revenue from the operation of a customer's system is recognized either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed.

     Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded according to the criteria established in EITF 99-19, "Recording Revenue Gross as a Principal versus Net as an Agent" and SAB 104. Revenue is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement and/or possesses other attributes such as pricing and supplier selection latitude. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis.

     Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10% of total revenue in each of fiscal 2005, 2004 and 2003.

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

     Many of the Company's agreements include multiple deliverables. For these multiple element arrangements, the fair value of each component is determined based on specific objective evidence for that element and revenue is allocated to each component based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above. The Company uses the residual method in accordance with SOP 97-2 and EITF 00-21, "Revenue Arrangements with Multiple

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Deliverables," in multiple element arrangements that include license for the sale of software solutions that do not require significant customization and modification and first year maintenance to determine the appropriate value for the license component.

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

     Deferred revenue represents billings to customers for licenses, services and third-party products for which revenue has not been recognized. Unbilled accounts receivable include all revenue amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Allowances that are netted against accounts receivable represent amounts provided for accounts for which their collectibility is not reasonably assured.

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

  RESEARCH AND DEVELOPMENT

     Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, either as part of the Company's internal product development programs or in conjunction with customer projects. Research and development costs, which are incurred in conjunction with a customer project, are expensed as incurred.

     Based on the Company's product development process, technological feasibility, as defined in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

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

  STOCK-BASED COMPENSATION

     The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its employee stock options and restricted stock. Pursuant to these accounting standards, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date, and for restricted stock based on the market value of the underlying shares at the date of grant. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options or restricted stock in accordance with the accelerated expense attribution method. No compensation expense is recorded for stock options that are granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant. Compensation expenses that are deductible in a tax return in a period different from the one in which they are reported as expenses in measuring net income are temporary differences that result in deferred taxes. To the extent that compensation is not recorded for stock-based compensation, the benefit of the related tax deduction is recorded as an increase to additional paid-in capital in the period of the tax reduction.

     As presented below, the Company determined pro forma net income and earnings per share information as if the fair value method described in Statements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an Amendment of Financial Accounting Standards Board Statement No. 123," had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods all in weighted averages (for options granted during the year):

                                                     YEAR ENDED SEPTEMBER 30,
                                                     ------------------------
                                                      2005     2004     2003
                                                     ------   ------   ------
Risk-free interest rate............................    3.42%    3.12%    2.70%
Expected life of options...........................    4.47     4.49     2.93
Expected annual volatility.........................   0.630    0.687    0.568
Expected dividend yield............................    None     None     None
Fair value per option..............................  $12.75   $12.62   $ 5.08

     The following table sets forth the pro forma effect of applying SFAS No. 123 on net income and earnings per share for the presented periods:

                                                  YEAR ENDED SEPTEMBER 30,
                                               ------------------------------
                                                 2005       2004       2003
                                               --------   --------   --------
Net income, as reported......................  $288,636   $234,860   $168,883
Add: Stock-based compensation expense
  included in net income, net of related tax
  effects....................................       632        453      1,153
Less: Total stock-based compensation expense
  determined under fair value method for all
  awards, net of related tax effects.........   (35,666)   (35,989)   (59,947)
                                               --------   --------   --------
Pro forma net income.........................  $253,602   $199,324   $110,089
                                               ========   ========   ========
Basic earnings per share:
  As reported................................  $   1.44   $   1.13   $   0.78
                                               ========   ========   ========
  Pro forma..................................  $   1.26   $   0.95   $   0.51
                                               ========   ========   ========
Diluted earnings per share:
  As reported................................  $   1.35   $   1.08   $   0.77
                                               ========   ========   ========
  Pro forma..................................  $   1.19   $   0.92   $   0.50
                                               ========   ========   ========

     The pro forma results for fiscal year 2004 has been revised due to the adoption of EITF 04-8 which resulted in a decrease in pro forma diluted earnings per share of $0.01 in fiscal 2004, from amounts previously reported.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, short-term financing arrangements, forward exchange contracts, lease obligations and convertible notes. In view of their nature, the fair value of the financial instruments, excluding the convertible notes (for which the fair value as of September 30, 2005 is approximately $411,000), included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts. See Note 22.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

     The Company's revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company's business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral. The allowance for doubtful accounts is for estimated losses resulting from the inability of the Company's customers to make required payments. The Company evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay. As of September 30, 2005, the Company had two customers that had accounts receivable balances of more than 10% of total accounts receivable, aggregating 21.7% (11.0% and 10.7%). As of September 30, 2004, the Company had no customers that had accounts receivable balances of more than 10% of total accounts receivable.

  EARNINGS PER SHARE

     The Company accounts for earnings per share based on SFAS No. 128, "Earnings per Share." SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding stock options using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method.

  DERIVATIVES AND HEDGING

     The Company accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and related Interpretations. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  RECLASSIFICATIONS

     Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

  ADOPTION OF NEW ACCOUNTING STANDARDS

     The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share

     In September 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share" ("EITF 04-8"). EITF 04-8 relates to contingently convertible debt instruments, which are generally convertible into common shares of the issuer after the common stock price has exceeded a predetermined threshold for a specified time period (market price trigger). According to the accounting treatment in effect prior to the first quarter of fiscal 2005, the potential dilutive effect of the conversion feature was excluded from diluted earnings per share until the market price contingency was met. Under EITF 04-8, all instruments that have embedded conversion features that are contingent on market conditions indexed to an issuer's share price are required to be included in diluted earnings per share computations, if dilutive, regardless of whether the market conditions have been met. The effective date of EITF 04-8 was for reporting periods ending after December 15, 2004. The consensus is required to be applied retroactively to instruments outstanding at the date of adoption. Diluted earnings per share of all prior periods presented for comparative purposes have been restated to conform to the consensus guidance. The Company adopted EITF 04-8 in the first quarter of fiscal 2005, which required the addition of 10,436 ordinary shares issuable upon conversion of the Company's 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") to the diluted earnings per share calculation. The adoption of EITF 04-8 reduced the Company's previously reported diluted earnings per share by $0.02 per share for fiscal 2004.

  RECENT ACCOUNTING PRONOUNCEMENTS

     Stock-Based Compensation

     In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123 (SFAS 123(R)). SFAS 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the Security and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R).

     The Company adopted SFAS 123(R) effective October 1, 2005 using the modified prospective method. The Company has selected the Black-Scholes option pricing model as the most appropriate fair value method for its awards and will recognize compensation costs using the graded vesting attribution method.

     As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have a significant impact on the Company's consolidated results of operations, although it will have no impact on its overall consolidated financial position or consolidated cash flows. The Company expects the compensation charges under SFAS 123(R) to reduce diluted net income per share by approximately $0.16

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

to $0.20 per share for fiscal 2006. However, the Company's assessment of the estimated compensation charges is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of the Company's stock price and employee stock option exercise behaviors. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 above. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3,147, $3,094, and $262 in fiscal 2005, 2004 and 2003, respectively.

     Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues

     In September 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 05-7 "Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues" ("Issue 05-7"). Under Issue 05-7 the following consensus have been reached: 1. A change in fair value of a conversion option upon modification should be included in the analysis to determine whether a debt instrument has been extinguished in accordance with Issue 96-19. The incremental fair value resulting from the modification of the conversion option should be included as an upfront cash flow; 2. The incremental fair value of the modification of the conversion option should be recognized as a discount on the convertible debt (with an offsetting entry to additional paid-in capital) that would be accreted to interest expense; 3. The issuer should not recognize a new beneficial conversion feature (BCF) or reassess an existing BCF upon modification of the conversion option in a debt instrument. The consensus should be applied prospectively from December 15, 2005. The Company does not expect the adoption of Issue 05-7 to have a material impact on the Company's results of operations or financial condition.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

     The acquisition was accounted for using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Certen's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Certen's operations are included in the Company's consolidated statements of income, commencing on July 2, 2003. The Company obtained a valuation of the intangible assets acquired in the Certen transaction. The total purchase price was allocated to Certen's assets and liabilities, including identifiable intangible, based on their respective estimated fair values, on the date the transaction was consummated. Because the Company had a preexisting right to utilize the Amdocs billing software and customization prior to the acquisition, there was minimal incremental value to the Company in acquiring the software that was licensed to and customized for Certen. The value of the acquired customer arrangement was made by applying the income forecast method. The value assigned to the customer arrangement was $36,385 and is being amortized over seven and half years commencing on July 2, 2003 (the remaining life of the Managed Services agreement). The excess of the purchase price over the fair value of the net assets and identifiable intangible acquired, or goodwill, was $91,188, which is not tax deductible. During fiscal 2005, the Company revised the allocation of the purchase price and recalculated deferred tax assets related to the fair value of an acquired pension liability and to a change in tax rate estimation at realization. The revised purchase price allocation resulted in a decrease of $9,893 in goodwill.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following is the final allocation of the purchase price and deferred taxes:

Purchase price..............................................  $ 65,887
Transaction costs...........................................     2,925
                                                              --------
Total purchase price........................................    68,812
Write-off of deferred revenue and allowance on Amdocs books,
  net of tax................................................   (33,666)
                                                              --------
Net amount for purchase price allocation....................  $ 35,146
                                                              ========

     Allocation of purchase price:

90% tangible assets acquired, net of capitalized Amdocs
  system on Certen's books..................................  $  80,929
90% liabilities assumed.....................................   (241,460)
                                                              ---------
Net liabilities.............................................   (160,531)
Customer arrangement........................................     36,385
Adjustment to fair value of pension and other
  post-employment benefit liabilities.......................    (12,605)
EITF 95-3 and other liabilities.............................     (2,857)
Deferred taxes resulting from the difference between the
  assigned value of certain assets and liabilities and their
  respective tax bases......................................     83,566
                                                              ---------
Net fair value of tangible assets acquired..................    (56,042)
Goodwill....................................................     91,188
                                                              ---------
                                                              $  35,146
                                                              =========

  XACCT

     On February 19, 2004, the Company acquired XACCT Technologies Ltd. ("XACCT"), a privately-held provider of mediation software to communications service providers. The Company acquired XACCT's outstanding shares for $28,425, of which $13,286 was paid in cash and the balance in 561 of the Company's Ordinary Shares. In addition, the Company had related transaction costs of approximately $750. This acquisition further expands the scope of the Company's billing capabilities in the network mediation space, enabling the collection, formatting and distribution of network usage events. With this acquisition, the Company achieves the capability to support end-to-end event processing, from network mediation through billing, for voice, data, content and commerce prepaid and postpaid transactions. The Company repurchased 484 Ordinary Shares in February 2004 to offset the dilutive effect of shares issued in the acquisition. The fair market value of XACCT's assets and liabilities has been included in the Company's balance sheet and the results of XACCT's operations have been included in the Company's consolidated statements of income, commencing on February 19, 2004. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, was $13,455, which is not tax deductible.

     In addition, the Company granted XACCT's key employees an aggregate of 35 options with no exercise price, which vest over eighteen months. In accordance with APB 25, the Company recorded deferred compensation, net of forfeitures, of $749, which is amortized over the vesting period in accordance with the accelerated expense attribution method.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following is the final allocation of the purchase price and deferred tax assets:

Net assets acquired.........................................  $   584
Core technology.............................................    9,209
Customer arrangements.......................................    1,064
Deferred tax assets.........................................    4,863
Goodwill....................................................   13,455
                                                              -------
                                                              $29,175
                                                              =======

     Pro forma information on the Company's consolidated results of income for the years ended September 30, 2004 and 2003 to reflect the XACCT acquisition is not presented, as its results of operations during such years are not material to the Company's consolidated results of operations.

  DST INNOVIS

     On July 1, 2005 the Company acquired from DST Systems, Inc., or DST, all of the common stock of DST's wholly owned subsidiaries, DST Innovis, Inc. and DST Interactive, Inc. The Company refers to these acquired subsidiaries together as DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies, which the Company refers to as the Broadband Industry. The Company believes that this acquisition has positioned the Company to offer a comprehensive set of solutions to companies in the Broadband Industry as they transition to ICM.

     The purchase price for DST Innovis was approximately $237,461, which included $3,150 of transaction costs. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of DST Innovis's assets and liabilities has been included in the Company's consolidated balance sheet and the results of DST Innovis's operations are included in the Company's consolidated statements of income, commencing on July 1, 2005. The Company obtained an independent valuation of the intangible assets acquired in the DST Innovis transaction. The total purchase price was allocated to DST Innovis's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $125,642 of acquired identifiable intangible assets, $2,760 was assigned to in-process research and development and was written-off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The fair value assigned to core technology was $63,180 and is amortized over 3 to 4.5 years commencing on July 1, 2005. The fair value assigned to customer arrangements was $59,702 and is amortized over 15 years commencing on July 1, 2005. The excess of the purchase price over the fair value of the net assets and identifiable intangibles acquired, or goodwill, was $131,386, of which $102,095 is tax deductible. The goodwill is accounted for under SFAS No. 142 and is accordingly subject to periodic impairment tests.

     In connection with the DST acquisition, the Company signed a long-term agreement with DST, pursuant to which DST will continue to support the printing and mailing of bills for the DST Innovis customer base. Under the terms of that agreement, DST will be a preferred vendor of billing, printing, and mailing for projects that combine those services with billing support, and DST is expected to be selected as the provider of these services for additional Amdocs customers in North America. The Company recorded a liability of $24,188 resulting from this agreement. This liability will be amortized over the life of the agreement.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     In addition, the Company commenced integration activities based on a plan to exit specific research and development activities and to terminate employees associated with these activities. In accordance with EITF 95-3, "Recognition of Liabilities in connection with a purchase Business Combination," the plan must be finalized within one year of the acquisition date and must identify all significant actions to be taken to complete the plan. The liability associated with this plan, which was recorded as part of the purchase accounting, consisted of $6,274 associated with employee separation costs and $7,776 associated with contractual and other obligations.

     The following is the preliminary allocation of the purchase price and deferred tax assets:

Net assets acquired.........................................  $  7,388
Core technology.............................................    63,180
Customer arrangements.......................................    59,702
In-process research and development.........................     2,760
EITF 95-3 and other liabilities.............................   (19,294)
Printing and mailing obligation.............................   (24,188)
Deferred taxes resulting from the difference between the
  assigned value of certain assets and liabilities and their
  respective tax bases......................................    16,527
Goodwill....................................................   131,386
                                                              --------
                                                              $237,461
                                                              ========

  LONGSHINE

     On August 3, 2005, the Company acquired Longshine Information Technology Company Ltd., or Longshine, a privately-held leading vendor of customer care and billing software in China. This acquisition enables the Company to offer its products and services to Chinese service providers and the Company believes it will allow the Company to expand its presence in this fast growing market. The purchase price for Longshine was approximately $34,100, which included $1,100 of transaction costs. The Company may also be obligated to pay up to approximately $16,000, in additional purchase price, over the next two years based on the achievement of specified performance targets. The fair market value of Longshine assets and liabilities has been included in the Company's consolidated balance sheet and the results of Longshine operations have been included in the Company's consolidated statement of income, commencing on August 3, 2005. The Company obtained an independent valuation of the intangible assets acquired in the Longshine transaction. The total purchase price was allocated to Longshine's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The excess of the purchase price over the fair value of the net liabilities and identifiable intangibles acquired, or goodwill, was $41,272. The goodwill is accounted for under SFAS No. 142 and is subject to periodic impairment tests.

     The following is the preliminary allocation of the purchase price:

Net liabilities acquired....................................  $(14,372)
Core technology.............................................     1,000
Customer arrangements.......................................     6,200
Goodwill....................................................    41,272
                                                              --------
                                                              $ 34,100
                                                              ========

     Pro forma information on the Company's consolidated statements of income for the years ended September 30, 2005 and 2004 to reflect the Longshine acquisition is not presented, as its results of operations during such years are not material to the Company's consolidated statements of income.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Set forth below is the unaudited pro forma revenue, operating income, net income and per share figures for the years ended September 30, 2005, 2004 and 2003 as if Certen had been acquired as of October 1, 2002 and as if DST Innovis had been acquired as of October 1, 2003 excluding the capitalization of research and development expense, write-off of purchased in-process research and development and other acquisition related costs:

                                                 YEAR ENDED SEPTEMBER 30,
                                           ------------------------------------
                                              2005         2004         2003
                                           ----------   ----------   ----------
Revenue..................................  $2,212,806   $2,013,612   $1,621,957
Operating income.........................     332,525      292,137      188,468
Net income...............................     280,125      229,179      150,224
Basic earnings per share.................        1.39         1.10         0.70
Diluted earnings per share...............        1.31         1.05         0.68

NOTE 4 -- RELATED PARTY TRANSACTIONS

     The financial information presented below includes transactions with SBC Communications Inc. and affiliates ("SBC") through December 31, 2002 and Certen, prior to the Company's acquisition of the remaining 90% of Certen in July 2003. As a result of the Certen acquisition, Certen is a wholly owned subsidiary of the Company, and ceased to be a related party as of July 2, 2003, according to SFAS No. 57, "Related Party Disclosures." In addition, during the quarter ended December 31, 2002, SBC ceased to be a principal shareholder of the Company, according to SFAS No. 57, and thus is no longer a related party.

     The Company had licensed software and provided computer systems integration and related services to affiliates of SBC and to Certen. The following related party revenue is included in the consolidated statements of income:

                                                                YEAR ENDED
                                                               SEPTEMBER 30,
                                                                   2003
                                                               -------------
Revenue:
  License...................................................      $ 3,827
  Service...................................................       84,122

     As of September 30, 2003 the Company had interest income of $1,662 which represents interest and exchange rate differences, net of hedging, on the convertible debentures of Certen for the year ended September 30, 2003 only through the acquisition date, July 2, 2003. Absent hedging, this amount would be $9,344 for the year ended September 30, 2003.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 5 -- SHORT-TERM INTEREST-BEARING INVESTMENTS

     Short-term interest-bearing investments consist of the following:

                                               AMORTIZED COST         MARKET VALUE
                                             AS OF SEPTEMBER 30,   AS OF SEPTEMBER 30,
                                             -------------------   -------------------
                                               2005       2004       2005       2004
                                             --------   --------   --------   --------
Federal agencies...........................  $ 87,116   $ 51,572   $ 86,591   $ 51,476
U.S. government treasuries.................    70,644     51,242     70,187     50,872
Corporate backed obligations...............   157,834    224,859    157,059    224,612
Corporate bonds............................    50,401    130,103     50,218    130,096
Mortgages (including government and
  corporate)...............................    47,852     67,272     47,622     67,117
Commercial paper/CD........................     4,056     35,500      4,056     35,496
Private placement..........................    22,344     80,680     22,278     80,678
                                             --------   --------   --------   --------
                                              440,247    641,228    438,011    640,347
Allowance for unrealized loss..............    (2,236)      (881)        --         --
                                             --------   --------   --------   --------
Total......................................  $438,011   $640,347   $438,011   $640,347
                                             ========   ========   ========   ========

     As of September 30, 2005, short-term interest-bearing investments had the following maturity dates:

                                                              MARKET VALUE
                                                              ------------
2006........................................................    $103,291
2007........................................................     116,481
2008........................................................      65,741
2009........................................................      42,572
Thereafter..................................................     109,926
                                                                --------
                                                                $438,011
                                                                ========

NOTE 6 -- ACCOUNTS RECEIVABLE, NET

     Accounts receivable, net consists of the following:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2005       2004
                                                          --------   --------
Accounts receivable --billed............................  $282,151   $242,254
Accounts receivable --unbilled..........................    28,994     24,696
Less --allowances.......................................    (6,908)   (12,171)
                                                          --------   --------
Accounts receivable, net................................  $304,237   $254,779
                                                          ========   ========

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 7 -- EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

     Components of equipment, vehicles and leasehold improvements, net are:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2005       2004
                                                          --------   --------
Computer equipment......................................  $406,705   $355,143
Vehicles furnished to employees.........................    24,493     35,817
Leasehold improvements..................................    68,882     57,769
Furniture and fixtures..................................    43,076     41,368
                                                          --------   --------
                                                           543,156    490,097
Less accumulated depreciation...........................   361,344    308,976
                                                          --------   --------
                                                          $181,812   $181,121
                                                          ========   ========

     The Company had entered into various arrangements for the leasing of vehicles for periods of five years, carrying interest rates of LIBOR plus a margin ranging 0.5% to 0.9%, and as of September 30, 2005, the Company repaid all its remaining leasing obligations. Vehicles under these capital lease arrangements had a cost of $18,058 and $30,021 with related accumulated depreciation of $14,460 and $22,542 as of September 30, 2005 and 2004, respectively. As a result of the Certen acquisition, the Company assumed various arrangements for the leasing of computer equipment (hardware and software) for remaining periods of two to three years, denominated in Canadian dollars with interest rates ranging between 5.16% to 11.7%. Computer equipment under capital lease arrangements had a cost of $48,203 with related accumulated depreciation of $22,787 and $14,013 as of September 30, 2005 and 2004, respectively.

     The Company has accounted for these as capital leases and amortization costs have been included in depreciation expense. Total depreciation expense on equipment, vehicles and leasehold improvements for fiscal years 2005, 2004 and 2003, was $74,193, $73,619 and $69,560, respectively.

     As of September 30, 2005, the remaining capital lease payments, excluding interest, is $2,065, this amount is due during fiscal 2006.

     The capital lease payments include a sale-leaseback transaction that was recognized on Certen's books as of the acquisition date. The proceeds for this transaction were received after the acquisition date, and are reflected in the consolidated cash flow statement for fiscal 2003 as "proceeds from sale-leaseback transaction."

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 8 -- GOODWILL AND INTANGIBLE ASSETS, NET

     The following table presents details of the Company's total goodwill:

As of September 30, 2003....................................  $797,134
Decrease in Certen goodwill as a result of a purchase price
  allocation adjustment (see Note 3)........................    (3,715)
Goodwill resulted from XACCT acquisition (see Note 3).......    13,455
                                                              --------
As of September 30, 2004....................................   806,874
Decrease in Certen goodwill as a result of a purchase price
  allocation adjustment (see Note 3)........................    (9,893)
Goodwill resulted from DST Innovis acquisition (see Note
  3)........................................................   131,386
Goodwill resulted from Longshine acquisition (see Note 3)...    41,272
                                                              --------
As of September 30, 2005....................................  $969,639
                                                              ========

     The following table presents details of amortization expense of purchased intangible assets as reported in the consolidated statements of operations:

                                                   YEAR ENDED SEPTEMBER 30,
                                                  ---------------------------
                                                   2005      2004      2003
                                                  -------   -------   -------
Cost of license.................................  $ 2,620   $ 3,878   $ 4,075
Cost of service.................................       --     2,785        --
Amortization of purchased intangible assets.....   15,356    17,909    19,940
                                                  -------   -------   -------
Total...........................................  $17,976   $24,572   $24,015
                                                  =======   =======   =======

     The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and there was no impairment at the annual impairment test dates.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table presents details of the Company's total purchased intangible assets:

                                             ESTIMATED
                                            USEFUL LIFE              ACCUMULATED
                                            (IN YEARS)     GROSS     AMORTIZATION     NET
                                            -----------   --------   ------------   --------
SEPTEMBER 30, 2005
Core technology...........................   2-4.5        $117,925    $ (53,699)    $ 64,226
Customer arrangements.....................    2-15         140,009      (49,637)      90,372
Intellectual property rights and purchased
  computer software.......................    3-10          51,996      (46,975)       5,021
                                                          --------    ---------     --------
Total.....................................                $309,930    $(150,311)    $159,619
                                                          ========    =========     ========
SEPTEMBER 30, 2004
Core technology...........................    2-3         $ 53,744    $ (46,326)    $  7,418
Customer arrangements.....................   2-7.5          74,107      (41,655)      32,452
Intellectual property rights and purchased
  computer software.......................    3-10          51,996      (44,354)       7,642
                                                          --------    ---------     --------
Total.....................................                $179,847    $(132,335)    $ 47,512
                                                          ========    =========     ========

     The estimated future amortization expense of purchased intangible assets as of September 30, 2005 is as follows:

                                             AMOUNT
                                             -------
FISCAL YEAR:
2006.......................................  $32,564
2007.......................................   30,457
2008.......................................   24,507
2009.......................................   17,589
2010.......................................   11,486
Thereafter.................................   43,016

NOTE 9 -- OTHER NONCURRENT ASSETS

     Other noncurrent assets consist of the following:

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2005       2004
                                                              --------   --------
Funded employee benefit costs(1)............................  $ 59,086   $ 54,591
Managed services costs(2)...................................    54,314     49,582
Prepaid maintenance and other...............................    10,900      8,863
Convertible notes issuance cost, net........................     5,795      7,406
Other.......................................................    13,344      6,355
                                                              --------   --------
                                                              $143,439   $126,797
                                                              ========   ========

---------------
(1) See Note 16.

(2) See Note 2.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 10 -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                           YEAR ENDED SEPTEMBER 30,
                                                          ---------------------------
                                                           2005      2004      2003
                                                          -------   -------   -------
Current.................................................  $64,038   $72,588   $52,293
Deferred................................................    8,121    (6,345)    4,001
                                                          -------   -------   -------
                                                          $72,159   $66,243   $56,294
                                                          =======   =======   =======

     All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

     Deferred income taxes are comprised of the following components:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2005       2004
                                                          --------   --------
Deferred tax assets:
  Deferred revenue......................................  $ 38,041   $ 36,869
  Accrued employee costs................................    42,343     29,473
  Equipment, vehicles and leasehold improvements, net...    45,752     49,436
  Intangible assets, computer software and intellectual
     property...........................................    14,257     13,738
  Net operating loss carry forwards.....................    35,924     27,945
  Other.................................................    43,324     24,826
  Valuation allowances..................................   (14,302)   (11,424)
                                                          --------   --------
  Total deferred tax assets.............................   205,339    170,863
                                                          --------   --------
Deferred tax liabilities:
  Anticipated withholdings on subsidiaries' earnings....   (43,909)   (38,973)
  Equipment, vehicles and leasehold improvements, net...    (7,262)    (9,832)
  Intangible assets, computer software and intellectual
     property...........................................   (32,683)   (29,157)
  Managed services costs................................   (10,110)    (1,299)
  Other.................................................    (5,514)    (6,835)
                                                          --------   --------
  Total deferred tax liabilities........................   (99,478)   (86,096)
                                                          --------   --------
Net deferred tax assets.................................  $105,861   $ 84,767
                                                          ========   ========

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                                                                YEAR ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                            2005   2004   2003
                                                            ----   ----   ----
Statutory Guernsey tax rate...............................   20%    20%    20%
Guernsey tax-exempt status................................  (20)   (20)   (20)
Foreign taxes.............................................   19     20     30
Valuation allowance.......................................    1      2     (5)
                                                            ---    ---    ---
                                                             20%    22%    25%
                                                            ===    ===    ===

     As a Guernsey company with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes.

     During fiscal 2005, the Company recognized deferred tax assets of $2,878 derived from operating loss carry forwards related to one of its subsidiaries. The expiration of these losses carry forwards is unlimited. Given the uncertainty of the realization of these assets through future taxable earnings, an additional valuation allowance of $2,878 was recorded as of September 30, 2005.

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

     As of September 30, 2003, the Company estimated that operating losses related to its Canadian subsidiary would be realized through future taxable earnings. As a result, related valuation allowance of $13,282 was released through the income tax provision. The decrease in the Company's effective tax rate following the release of the valuation allowance was reflected in the Company's results of operations. As of September 30, 2005 and 2004, there was no valuation allowance balance related to the Canadian subsidiary. The valuation allowance related to the Company's Canadian subsidiary was changed during fiscal 2003 due to changes in timing differences prior to the Company's conclusion that the operating losses related to this subsidiary would be realized through future taxable earnings.

NOTE 11 -- FINANCING ARRANGEMENTS

  SHORT-TERM

     The Company's financing transactions are described below:

     As of September 30, 2005, the Company had available short-term general revolving lines of credit totaling $31,000. As of September 30, 2005, the outstanding balance under these credit lines was $977. The cost of maintaining these revolving lines of credit was insignificant.

     As of September 30, 2005, the Company had outstanding letters of credit and bank guarantees of $12,316. These were mostly supported by a combination of the credit facilities and restricted cash balances that the Company maintains with various banks.

     In addition as of September 30, 2005, the Company had outstanding short term loan of $5,399, which is secured by certain pledges and guaranties.

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

     During the first quarter of 2004, the Company repurchased $5,000 aggregate principal amount of the 2% Notes for an aggregate purchase price of $4,987, and during the fourth quarter of 2004 and subsequent to the redemption on June 1, 2004, the Company repurchased $72 aggregate principal amount of the 2% Notes for an aggregate purchase price of $72. During the fourth quarter of fiscal 2003, the Company repurchased $44,600 aggregate principal amount of the 2% Notes at an average price of $990 per $1,000 principal amount, resulting in a gain of $448. During the fourth quarter of fiscal 2002, the Company repurchased $54,946 aggregate principal amount of the 2% Notes at an average price of $890 per $1,000 principal amount, resulting in a gain of $6,012. See Note 14. The Company funded these repurchases, and intends to fund any future repurchases, with available funds. As of June 1, 2004 holders had tendered to the Company for repurchase $395,110 principal amount of 2% Notes of the $395,454 then outstanding, and the Company purchased the tendered 2% Notes for cash. Subsequently, the Company purchased additional 2% Notes and as of September 30, 2005, $272 principal amount of 2% Notes remain as obligations of the Company, due June 1, 2008, in accordance with their terms. The remaining 2% Notes are presented as noncurrent liabilities under "Convertible notes."

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

NOTE 13 -- NONCURRENT LIABILITIES AND OTHER

     Noncurrent liabilities and other consist of the following:

                                                          AS OF SEPTEMBER 30,
                                                          -------------------
                                                            2005       2004
                                                          --------   --------
Accrued employees costs.................................  $ 88,353   $ 82,478
Noncurrent customer advances............................    34,994     26,281
Accrued pension liability...............................    23,193     21,255
Accrued print and mail obligation.......................    17,806         --
Accrued lease obligations...............................    12,475     10,835
Long-term portion of capital lease obligations..........        --      4,112
Other...................................................     9,449      9,488
                                                          --------   --------
                                                          $186,270   $154,449
                                                          ========   ========

NOTE 14 -- INTEREST INCOME AND OTHER, NET

     Interest income and other, net consists of the following:

                                                  YEAR ENDED SEPTEMBER 30,
                                                -----------------------------
                                                 2005       2004       2003
                                                -------   --------   --------
Interest income...............................  $32,341   $ 17,941   $ 26,580
Interest expense..............................   (5,734)   (12,867)   (11,425)
Gain from repurchase of 2% Notes(1)...........       --         13        448
Other, net....................................   (4,304)      (184)      (844)
                                                -------   --------   --------
                                                $22,303   $  4,903   $ 14,759
                                                =======   ========   ========

---------------
(1) See Note 12.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 15 -- CONTINGENCIES

  COMMITMENTS

     The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2005 are as follows:

FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------
2006......................................  $ 55,099
2007......................................    45,725
2008......................................    29,618
2009......................................    24,355
2010......................................    22,774
Thereafter................................    46,707
                                            --------
                                            $224,278
                                            ========

     Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $8,375, $7,089, $4,875, $3,458, $3,214 and $6,959 for the years ended September 30, 2006, 2007, 2008, 2009, 2010 and thereafter, respectively. Of the $190,308 net operating leases, net of $33,970 of sublease income, $7,727 has been included in accrued restructuring charges as of September 30, 2005.

     Rent expense, including accruals for future lease losses, was approximately $38,982, $43,505 and $33,039 for fiscal 2005, 2004 and 2003, respectively.

     The Company leases vehicles under operating leases. Future minimum non-cancelable lease payments required after October 1, 2005 are as follows:

FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------
2006.......................................  $ 7,752
2007.......................................    7,078
2008.......................................    4,258
2009.......................................      752
                                             -------
                                             $19,840
                                             =======

  LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

  LITIGATION AND SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

     In December 2003, the Company announced that the United States District Court for the Eastern District of Missouri had issued an order granting its motion to dismiss the securities class action lawsuit that had been pending against the Company and several of its directors and officers since June 2002. The

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

court's order also directed that judgment be entered in the Company's favor. In December 2004, the United States Court of Appeals for the Eighth Circuit affirmed per curiam the dismissal of the lawsuit.

In 2003, the Company was informed that the Midwest Regional Office of the SEC was conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appeared to be focused on, but was not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. The Company responded to an initial document request by the SEC but has not received any requests for additional information or had any substantive contact with the SEC with respect to this investigation since 2003. The Company has cooperated with the SEC staff and believes that it would be able to satisfy any concerns the SEC staff may have as to the matters under investigation. However, given the current status of the investigation, the Company is still unable to predict the duration, scope, or outcome of the investigation.

  GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

     The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of September 30, 2005 and September 30, 2004, the maximum potential amount of the Company's future exposure under this guarantee pursuant to FIN No. 45 was $4,717.

     The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2005 and 2004.

     The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

NOTE 16 -- EMPLOYEE BENEFITS

     The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Severance expenses were approximately $16,720, $15,363 and $15,036 for fiscal 2005, 2004 and 2003, respectively.

     The Company sponsors defined contribution plans covering certain employees in the United States, United Kingdom, Israel and Canada. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's contributions in fiscal 2005, 2004 and 2003 under such plans were not significant compared to total operating expenses.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  COMPONENTS OF NET BENEFIT PLANS COST

     The net periodic benefit costs for the year ended September 30, 2005, related to pension and other benefits were as follows:

                                                             PENSION     OTHER
                                                             BENEFITS   BENEFITS
                                                             --------   --------
Service costs..............................................  $ 2,185      $265
Interest on benefit obligations............................    3,340       482
Expected return on plan assets.............................   (2,739)       --
                                                             -------      ----
                                                             $ 2,786      $747
                                                             =======      ====

     The net periodic benefit costs for the year ended September 30, 2004, related to pension and other benefits were as follows:

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
                                                             =======      ====

  COMPONENTS OF ACCRUED BENEFIT LIABILITY

     The following table sets forth changes in the fair value of plan assets, benefit obligations and the funded status of the plans:

                                                          PENSION     OTHER
                                                          BENEFITS   BENEFITS
                                                          --------   --------
CHANGE IN PLAN ASSETS:
Fair value of plan assets as of September 30, 2004......  $ 34,042   $     --
Actual return on plan assets............................     4,360         --
Foreign exchange gain...................................     2,674         --
Employer contribution...................................     3,300        164
Benefits paid...........................................    (2,552)      (164)
                                                          --------   --------
FAIR VALUE OF PLAN ASSETS AS OF SEPTEMBER 30, 2005......    41,824         --
                                                          --------   --------
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligations as of September 30, 2004............   (49,751)    (7,234)
Service costs...........................................    (2,185)      (265)
Interest on benefit obligations.........................    (3,340)      (483)
Actuarial losses........................................   (10,237)    (3,210)
Foreign exchange loss...................................    (4,344)      (703)
Benefits paid...........................................     2,552        164
                                                          --------   --------
BENEFIT OBLIGATIONS AS OF SEPTEMBER 30, 2005............   (67,305)   (11,731)
                                                          --------   --------
FUNDED STATUS-PLAN DEFICIT AS OF SEPTEMBER 30, 2005.....   (25,481)   (11,731)
Unrecognized actuarial net losses.......................   (10,409)    (3,610)
                                                          --------   --------
ACCRUED BENEFIT COSTS AS OF SEPTEMBER 30, 2005, INCLUDED
  IN NONCURRENT LIABILITIES AND OTHER...................  $(15,072)  $ (8,121)
                                                          ========   ========

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     As of September 30, 2005, the accumulated benefit obligation for the pension plan was $54,775, and $11,278 for the other benefits.

     The following table sets forth the funded status of the plans as of September 30, 2004:

                                                              PENSION     OTHER
                                                              BENEFITS   BENEFITS
                                                              --------   --------
CHANGE IN PLAN ASSETS:
Fair value of plan assets as of September 30, 2003..........  $ 27,971   $    --
Actual return on plan assets................................     3,077        --
Foreign exchange gain.......................................     1,735        --
Employer contribution.......................................     2,208         8
Benefits paid...............................................      (949)       (8)
                                                              --------   -------
FAIR VALUE OF PLAN ASSETS AS OF SEPTEMBER 30, 2004..........    34,042        --
                                                              --------   -------
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligations as of September 30, 2003................   (38,294)   (5,426)
Service costs...............................................    (1,967)     (373)
Interest on benefit obligations.............................    (2,676)     (386)
Actuarial losses............................................    (2,446)     (248)
Special termination costs...................................    (2,209)     (360)
Foreign exchange loss.......................................    (3,108)     (449)
Benefits paid...............................................       949         8
                                                              --------   -------
BENEFIT OBLIGATIONS AS OF SEPTEMBER 30, 2004................   (49,751)   (7,234)
                                                              --------   -------
FUNDED STATUS-PLAN DEFICIT AS OF SEPTEMBER 30, 2004.........   (15,709)   (7,234)
Unrecognized actuarial net losses...........................    (1,077)     (257)
                                                              --------   -------
ACCRUED BENEFIT COSTS AS OF SEPTEMBER 30, 2004..............  $(14,632)  $(6,977)
                                                              ========   =======
ACCRUED BENEFIT COSTS INCLUDED IN ACCRUED PERSONNEL COSTS...  $   (354)  $    --
                                                              ========   =======
ACCRUED BENEFIT COSTS INCLUDED IN NONCURRENT LIABILITIES AND
  OTHER.....................................................  $(14,278)  $(6,977)
                                                              ========   =======

  SIGNIFICANT ASSUMPTIONS

     The significant assumptions adopted in measuring the Canadian subsidiary's accrued benefit obligations and the net periodic benefit cost were as follows:

                                                              2005   2004
                                                              ----   ----
AS OF SEPTEMBER 30:
  ACCRUED BENEFIT OBLIGATIONS
  Weighted average discount rate, end of year...............  5.50%  6.25%
  Weighted average rate of compensation increase, end of
     year...................................................  3.50   3.50
FOR THE YEAR ENDED SEPTEMBER 30:
  NET PERIODIC BENEFIT COST
  Weighted average discount rate, end of preceding year.....  6.25%  6.50%
  Weighted average expected long-term rate of return on plan
     assets, end of preceding year..........................  7.50   7.50
  Weighted average rate of compensation increase, end of
     preceding year.........................................  3.50   3.50

     The expected future rate of return assumption is based on the target asset allocation policy and the expected future rates of return on these assets.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     For measurement purposes, a 4.5% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for the year ended September 30, 2005, except for the cost of medication, which was assumed to increase at an annual rate of 10.5% for 2005. This rate was assumed to gradually decline to 4.5% by 2011 and remain stable thereafter.

     A 1% change in the assumed health care cost trend rates would have the following effect as of September 30, 2005:

                                                              1% INCREASE   1% DECREASE
                                                              -----------   -----------
Effect on other benefits -- total service and interest
  cost......................................................    $  120        $   (97)
Effect on other benefits -- accrued benefit obligations.....     1,849         (1,698)

  PENSION PLAN ASSETS

     The following table sets forth the allocation of the pension plan assets as of September 30, 2005 and 2004, the target allocation for 2006 and the expected long-term rate of return by asset class. The fair value of the plan assets was $41,824 as of September 30, 2005 and $34,042 as of September 30, 2004.

                                                               PERCENTAGE OF      WEIGHTED-
                                                                PLAN ASSETS        AVERAGE
                                                    TARGET         AS OF          LONG-TERM
                                                  ALLOCATION   SEPTEMBER 30,    RATE OF RETURN
                                                  ----------   --------------   --------------
ASSET CATEGORY                                       2006      2005     2004         2005
--------------                                    ----------   -----   ------   --------------
Equity securities...............................  45%-65%        57%     57%         9.0%
Debt securities.................................   35-55         43      43          5.5
                                                                ---     ---
Total...........................................                100%    100%         7.5
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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  PROJECTED CASH FLOWS

     The Company is responsible for adequately funding the pension plan. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. The Company contributed $3,300 to the pension plan in 2005 which was the minimum contribution required by law. Because the Company does not fund the other employee future benefit plan, the total payments of $164 paid in 2005 represents benefit payments made to beneficiaries. The following table sets forth the Company's estimates for future minimum contributions to the pension plan and for other benefit payments.

                                                              PENSION     OTHER
FOR THE YEARS ENDED SEPTEMBER 30,                             BENEFITS   BENEFITS
---------------------------------                             --------   --------
2006........................................................  $ 2,800     $  200
2007........................................................    2,900        200
2008........................................................    3,000        300
2009........................................................    3,000        300
2010........................................................    3,100        300
2011 - 2015.................................................   16,500      2,800
                                                              -------     ------
Total.......................................................  $31,300     $4,100
                                                              =======     ======

NOTE 17 -- CAPITAL TRANSACTIONS

     The following are details of the Ordinary Shares issued and outstanding:

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2005       2004
                                                              --------   --------
Voting Ordinary Shares issued...............................  227,321    224,947
Less -- treasury stock......................................  (27,139)   (23,613)
                                                              -------    -------
Ordinary Shares outstanding.................................  200,182    201,334
                                                              =======    =======

     The Company's capital transactions are described below:

     Total proceeds from the exercise of employee stock options amounted to $24,024, $12,077 and $2,320 in fiscal 2005, 2004 and 2003, respectively.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

     On December 20, 2004, the Company announced that its Board of Directors had extended the Company's share repurchase program for the additional repurchase of up to $100,000 of its ordinary shares in the open market or privately negotiated transactions and at times and prices the Company deems appropriate. In accordance with this extension, the Company repurchased in the third quarter of fiscal 2005, 3,525 ordinary shares, at an average price of $28.33 per share.

     The Company funded these repurchases, and intends to fund any future repurchases, with available funds.

NOTE 18 -- STOCK OPTION AND INCENTIVE PLAN

     In January 1998, the Company first adopted, and in each of January 1999, January 2000, January 2001 and January 2004, the Company has amended, the Amdocs Limited 1998 Stock Option and Incentive Plan (the "Plan"). Under the provisions of the Plan, 38,300 Ordinary Shares were authorized to be granted to officers, directors, employees and consultants. Such options fully vest over a period of up to seven years and have a term of ten years.

     The following table summarizes information about share options, as well as changes during the years ended September 30, 2005, 2004 and 2003:

                                                                       WEIGHTED
                                                           NUMBER OF   AVERAGE
                                                             SHARE     EXERCISE
                                                            OPTIONS     PRICE
                                                           ---------   --------
Outstanding as of October 1, 2002........................  27,692.0     $30.30
Granted..................................................   3,151.2      10.49
Exercised................................................    (474.5)      4.89
Forfeited................................................  (4,803.0)     37.16
                                                           --------
Outstanding as of September 30, 2003.....................  25,565.7      27.04
Granted..................................................   4,177.2      22.07
Exercised................................................  (1,156.5)     10.44
Forfeited................................................  (2,539.9)     30.89
                                                           --------
Outstanding as of September 30, 2004.....................  26,046.5      26.61
Granted..................................................   4,892.0      24.36
Exercised................................................  (2,228.7)     10.78
Forfeited................................................  (2,902.4)     32.32
                                                           --------
Outstanding as of September 30, 2005.....................  25,807.4      26.91
                                                           ========

     In addition, in connection with the Company's acquisition of DST Innovis, the Company issued 144 shares of restricted stock under the provisions of the Plan. Such restricted stock vest up to three years.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     As of September 30, 2005, 6,331.5 Ordinary Shares remained available for grant pursuant to the Plan.

     The following table summarizes information about share options outstanding as of September 30, 2005:

                       OUTSTANDING                                   EXERCISABLE
---------------------------------------------------------   ------------------------------
                                  WEIGHTED
                                   AVERAGE       WEIGHTED
                                  REMAINING      AVERAGE
   EXERCISE        NUMBER        CONTRACTUAL     EXERCISE     NUMBER      WEIGHTED AVERAGE
    PRICE        OUTSTANDING   LIFE (IN YEARS)    PRICE     EXERCISABLE    EXERCISE PRICE
   --------      -----------   ---------------   --------   -----------   ----------------
$   0 -  3.01..      327.7          2.81          $ 1.87        327.7          $ 1.87
6.40 - 18.60..     6,105.5          6.86           10.28      3,022.8           10.11
19.21 - 28.60..    9,816.6          7.90           24.28      2,740.6           25.30
29.35 - 31.90..    4,213.1          6.33           30.95      3,680.0           31.01
33.07 - 45.07..    2,750.7          5.27           38.51      2,604.6           38.75
47.90 - 65.01..    2,168.0          4.95           58.31      2,163.0           58.32
66.25 - 78.31..      425.8          4.82           70.34        425.8           70.34

NOTE 19 -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                  YEAR ENDED SEPTEMBER 30,
                                               ------------------------------
                                                 2005       2004       2003
                                               --------   --------   --------
Numerator:
  Numerator for basic earnings per share.....  $288,636   $234,860   $168,883
  Effect of assumed conversion of 0.50%
     convertible notes.......................     3,939      2,296         --
                                               ========   ========   ========
Numerator for diluted earnings per share.....  $292,575   $237,156   $168,883
                                               ========   ========   ========
Denominator:
  Denominator for basic earnings per share --
     weighted average number of shares
     outstanding.............................   201,023    208,726    215,849
  Restricted stock...........................        25         --         --
  Effect of assumed conversion of 0.50%
     convertible notes.......................    10,436      6,088         --
  Effect of dilutive stock options granted...     5,678      5,471      4,027
                                               --------   --------   --------
  Denominator for dilutive earnings per
     share -- adjusted weighted average
     shares and assumed conversions..........   217,162    220,285    219,876
                                               ========   ========   ========
Basic earnings per share.....................  $   1.44   $   1.13   $   0.78
                                               ========   ========   ========
Diluted earnings per share...................  $   1.35   $   1.08   $   0.77
                                               ========   ========   ========

     The effect of the 2% Notes issued by the Company in May 2001 on diluted earnings per share was anti-dilutive for the years ended September 30, 2005, 2004 and 2003, and therefore was not included in the calculation above. The effect of the 0.50% Notes issued by the Company in March 2004 on diluted earnings per share was included in the above calculation See Note 2. The adoption of EITF 04-8 reduced the Company's previously reported diluted earnings per share by $0.02 per share for fiscal 2004.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The weighted average effect of the repurchase of Ordinary Shares by the Company has been included in the calculation of basic earnings per share. See
Note 17.

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

                                                 YEAR ENDED SEPTEMBER 30,
                                           ------------------------------------
                                              2005         2004         2003
                                           ----------   ----------   ----------
REVENUE
United States............................  $  985,811   $  824,931   $  732,400
Canada...................................     404,212      333,898      183,973
Europe...................................     488,193      480,177      442,673
Rest of the world........................     160,405      134,726      124,281
                                           ----------   ----------   ----------
Total....................................  $2,038,621   $1,773,732   $1,483,327
                                           ==========   ==========   ==========

                                                   AS OF SEPTEMBER 30,
                                           ------------------------------------
                                              2005         2004         2003
                                           ----------   ----------   ----------
LONG-LIVED ASSETS
United States(1).........................  $  588,448   $  340,090   $  308,959
Canada(2)................................     655,014      668,806      686,748
Rest of the world........................     151,961       98,817       90,911
                                           ----------   ----------   ----------
Total....................................  $1,395,423   $1,107,713   $1,086,618
                                           ==========   ==========   ==========

---------------
(1) Primarily goodwill, computer software and hardware.

(2) Primarily goodwill.

  REVENUE AND CUSTOMER INFORMATION

     Integrated Customer Management Enabling Systems, or ICM Enabling Systems. In the past, the Company referred to ICM Enabling Systems as CC&B Systems, include billing, customer relationship management ("CRM"), order management, self service, service fulfillment, mediation, and content revenue management products. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic Internet directories.

                                                 YEAR ENDED SEPTEMBER 30,
                                           ------------------------------------
                                              2005         2004         2003
                                           ----------   ----------   ----------
ICM Enabling Systems.....................  $1,776,536   $1,536,993   $1,280,430
Directory................................     262,085      236,739      202,897
                                           ----------   ----------   ----------
Total....................................  $2,038,621   $1,773,732   $1,483,327
                                           ==========   ==========   ==========

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  SALES TO SIGNIFICANT CUSTOMERS

     The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

                                                       YEAR ENDED SEPTEMBER 30,
                                                      --------------------------
                                                      2005   2004(1)    2003(1)
                                                      ----   --------   --------
Customer 1..........................................   17%      18%        11%
Customer 2..........................................   14       16         19

---------------

(1) The percentage of sales to significant customers groups for fiscal years 2004 and 2003 were restated to reflect customer consolidation.

NOTE 21 -- OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

     In accordance with SFAS 112 "Employers' Accounting for Post Employment Benefits" (SFAS 112) and SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146) or, for actions prior to December 31, 2002, EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," the Company recognized a total of $8,135, $0 and $9,956 in restructuring charges in fiscal 2005, 2004 and 2003, respectively.

     The following describes restructuring actions the Company has initiated over the past four fiscal years:

  Fiscal Year Ended September 30, 2005

     In the fourth quarter of fiscal 2005, the Company commenced a series of measures designed to align its operational structure to its expected future growth, to allow better integration of recent acquisitions of DST Innovis and Longshine, and to improve efficiency. As part of this plan, the Company recorded a charge of $8,135 in connection with the termination of employment of software and information technology specialists and administrative professionals. Approximately $1,133 of the total charge was paid in cash as of September 30, 2005. The remaining separation costs are expected to be paid out during fiscal 2006.

  Fiscal Year Ended September 30, 2003

     In the first quarter of fiscal 2003, the Company implemented a series of measures designed to reduce costs and improve productivity. As part of this plan, the Company reduced its workforce by approximately 400 employees, representing approximately 4% of the Company's worldwide workforce at that time, of 9,000 full-time employees, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

     The restructuring charge associated with these actions and recorded in the first quarter of fiscal 2003 was $9,956. Approximately $6,365 of the total charge was paid in cash as of September 30, 2005. The remaining facility related costs, are expected to be paid out through June 2008.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The first quarter of fiscal 2003 restructuring charge is comprised of the following as of September 30, 2005:

                                         EMPLOYEE
                                        SEPARATION                  ASSET
                                          COSTS      FACILITIES   WRITE-OFFS   OTHER    TOTAL
                                        ----------   ----------   ----------   -----   -------
Balance as of October 1, 2002.........   $    --      $    --      $    --     $ --    $    --
Charges...............................     4,011        4,022        1,829       94      9,956
Cash payments.........................    (3,890)        (467)          --      (94)    (4,451)
Non cash..............................        --           --       (1,829)      --     (1,829)
Adjustments(1)........................        38         (453)          --       --       (415)
                                         -------      -------      -------     ----    -------
Balance as of September 30, 2003......       159        3,102           --       --      3,261
Cash payments.........................      (167)      (1,305)          --       --     (1,472)
Adjustments(1)........................         8           --           --       --          8
                                         -------      -------      -------     ----    -------
Balance as of September 30, 2004......        --        1,797           --       --      1,797
Cash payments.........................        --         (442)          --       --       (442)
Adjustments(1)........................        --          268           --       --        268
                                         -------      -------      -------     ----    -------
Balance as of September 30, 2005......   $    --      $ 1,623      $    --     $ --    $ 1,623
                                         =======      =======      =======     ====    =======

---------------

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar that were credited to "interest income and other, net" and adjustments due to changes in previous estimates. These adjustments resulted in a (decrease) increase of restructuring liabilities related to facilities and an increase of restructuring liabilities related to employee separation costs. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

  Fiscal Year Ended September 30, 2002

     In the fourth quarter of fiscal 2002, the Company implemented a cost reduction program targeted to reduce costs. The restructuring charge associated with these actions and recorded in the fourth quarter of fiscal 2002 was $20,919. Approximately $17,367 of the total charge was paid in cash as of September 30, 2005. The remaining facility related costs, are expected to be paid out through December 2007.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The fourth quarter of fiscal 2002 restructuring charge is comprised of the following as of September 30, 2005:

                                                   EMPLOYEE
                                                  SEPARATION
                                                    COSTS      FACILITIES   OTHER    TOTAL
                                                  ----------   ----------   -----   -------
Balance as of October 1, 2002...................   $ 3,300      $ 7,424     $ 45    $10,769
Cash payments...................................    (3,240)      (4,082)     (45)    (7,367)
Adjustments(1)..................................        22         (148)      --       (126)
                                                   -------      -------     ----    -------
Balance as of September 30, 2003................        82        3,194       --      3,276
Cash payments...................................        --       (1,130)      --     (1,130)
Adjustments(1)..................................       (82)         601       --        519
                                                   -------      -------     ----    -------
Balance as of September 30, 2004................        --        2,665       --      2,665
Cash payments...................................        --         (305)      --       (305)
Adjustments(1)..................................        --       (1,817)      --     (1,817)
                                                   -------      -------     ----    -------
Balance as of September 30, 2005................   $    --      $   543     $ --    $   543
                                                   =======      =======     ====    =======

---------------

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar that were credited to "interest income and other, net" and adjustments due to changes in previous estimates. These adjustments resulted in a (decrease) increase of restructuring liabilities related to facilities and an increase (decrease) of restructuring liabilities related to employee separation costs. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

     In the first quarter of fiscal 2002, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility and closed the Stamford facility.

     The restructuring charge associated with this action and recorded in the first quarter of fiscal 2002 was $13,311. Approximately $8,544 of the total charge was paid in cash as of September 30, 2005. The remainder of the charge, comprised of facility related costs, is expected to be paid out through August 2008.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The restructuring charge related to the consolidation of the Stamford and Champaign facilities is comprised of the following as of September 30, 2005:

                                                  EMPLOYEE
                                                 SEPARATION
                                                   COSTS      FACILITIES   OTHER    TOTAL
                                                 ----------   ----------   -----   -------
Balance as of October 1, 2002..................     $ 57       $ 3,663     $ 395   $ 4,115
Cash payments..................................       --          (785)     (141)     (926)
Adjustments(1).................................      (57)         (168)     (254)     (479)
                                                    ----       -------     -----   -------
Balance as of September 30, 2003...............       --         2,710        --     2,710
Cash payments..................................       --        (1,112)       --    (1,112)
Adjustments(1).................................       --         4,220        --     4,220
                                                    ----       -------     -----   -------
Balance as of September 30, 2004...............       --         5,818        --     5,818
Cash payments..................................       --        (1,436)       --    (1,436)
Adjustments(1).................................       --           119        --       119
                                                    ----       -------     -----   -------
Balance as of September 30, 2005...............     $ --       $ 4,501     $  --   $ 4,501
                                                    ====       =======     =====   =======

---------------

(1) Reflects adjustments due to changes in previous estimates. These adjustments resulted in a (decrease) increase of restructuring liabilities related to facilities and a decrease of restructuring liabilities related to employee separation costs. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

     Actual future cash requirements may differ materially from the accrual as of September 30, 2005, particularly if actual sublease income differs significantly from current estimates.

     These charges are included in "restructuring charges, in-process research and development and other" for the years ended September 30, 2005 and 2003.

NOTE 22 -- FINANCIAL INSTRUMENTS

     The Company enters into forward contracts and options to purchase and sell foreign currencies to reduce the exposure associated with revenue denominated in a foreign currency and exposure associated with anticipated expenses (primarily personnel costs), in non-U.S. dollar-based currencies and designates these for accounting purposes as cash flow hedges. The Company also may enter into forward contracts to sell foreign currency in order to hedge its exposure associated with some firm commitments from customers in non-U.S. dollar-based currencies and designates these for accounting purposes as fair value hedges. As of September 30, 2005 and 2004, the Company had no outstanding fair value hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. The Company currently enters into forward exchange contracts exclusively with major financial institutions. Forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to offset the effect of exchange rates on certain assets and liabilities. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of three years.

     The hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. The effective portion of the change in the fair value of forward exchange contracts or options, which are classified as cash flow

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings. For fair value hedges, changes in the fair value of forward exchange contracts offset the change in the fair value of the hedged item to the extent of the arrangement's effectiveness. Any residual change in fair value of the forward contracts, such as time value, excluded from effectiveness testing for hedges of estimated receipts from customers, is recognized immediately in "interest income and other, net." Hedge ineffectiveness, if any, is also included in current period in earnings in "interest income and other, net."

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

     When hedge accounting is discontinued, and if the derivative remains outstanding, the Company will record the derivative at its fair value on the consolidated balance sheet, recognizing changes in the fair value in current period earnings in "interest income and other, net." When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings in "interest income and other, net."

     The fair value of the open contracts recorded by the Company in its consolidated balance sheets as an asset or a liability is as follows:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                2005        2004
                                                              ---------   --------
Prepaid expenses and other current assets...................  $    369    $ 2,529
Other noncurrent assets.....................................        46         --
Accrued expenses and other current liabilities..............   (10,755)    (2,465)
Noncurrent liabilities and other............................    (2,361)    (2,200)
                                                              --------    -------
Net fair value..............................................  $(12,701)   $(2,136)
                                                              ========    =======

     All forward contracts outstanding as of September 30, 2005 are expected to mature within the next two years.

     During fiscal years 2005, 2004 and 2003, the gains or losses recognized in earnings for hedge ineffectiveness, excluding the time value portion excluded from effectiveness testing, were not material. During fiscal years 2005, 2004 and 2003, the Company recognized losses of $0, $0 and $143, respectively, for a hedged firm commitment that no longer qualified as a fair value hedge. During fiscal years 2005, 2004 and 2003, the Company recognized losses of $265, $1,189 and $16, respectively, resulting from hedged forecasted cash flows that no longer qualified as cash flow hedges. All of the above gains or losses are included in "interest income and other, net".

     Derivatives gains and losses, that are included in other comprehensive income (loss), are reclassified into earnings at the time the forecasted revenue or expenses are recognized. The Company estimates that a $7,187 net loss related to forward contracts that is included in other comprehensive income as of September 30, 2005 will be reclassified into earnings within the next twelve months. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 23 -- SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following are details of the unaudited quarterly results of operations for the three months ended:

                                                 SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,
                                                 -------------   --------   ---------   ------------
2005
  Revenue......................................    $573,318      $507,355   $488,416      $469,532
  Operating income.............................     495,922       415,293    401,223       387,691
  Net income...................................      67,799        77,097     74,297        69,443
  Basic earnings per share.....................        0.34          0.38       0.37          0.34
  Diluted earnings per share...................        0.32          0.36       0.34          0.32
2004
  Revenue......................................    $452,455      $450,224   $442,758      $428,295
  Operating income.............................      76,948        76,699     75,584        66,969
  Net income...................................      61,582        59,920     60,290        53,068
  Basic earnings per share.....................        0.30          0.29       0.29          0.25
  Diluted earnings per share...................        0.29          0.27       0.28          0.24

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                           ACCOUNTS           VALUATION
                                                          RECEIVABLE      ALLOWANCES ON NET
                                                          ALLOWANCES     DEFERRED TAX ASSETS
                                                          ----------     -------------------
Balance as of October 1, 2002...........................   $ 26,240           $ 10,704
Additions:
  Charged to costs and expenses.........................         --                 --
  Charged to revenue....................................     17,585                 --
  Charged to other accounts.............................         --              2,578(1)
Deductions..............................................    (25,807)(2)        (13,282)(3)
                                                           --------           --------
Balance as of September 30, 2003........................     18,018                 --
Additions:
  Charged to costs and expenses.........................         --              8,076(4)
  Charged to revenue....................................      2,881                 --
  Charged to other accounts.............................      4,176              3,348
Deductions..............................................    (12,904)                --
                                                           --------           --------
Balance as of September 30, 2004........................     12,171             11,424
Additions:
  Charged to costs and expenses.........................        571              2,878(5)
  Charged to revenue....................................        426                 --
  Charged to other accounts.............................      2,580(6)              --
Deductions..............................................     (8,840)                --
                                                           --------           --------
Balance as of September 30, 2005........................   $  6,908           $ 14,302
                                                           ========           ========

---------------

(1) Includes valuation allowances on net deferred tax assets incurred during fiscal 2003.

(2) Includes accounts receivable allowance eliminated as a result of the acquisition of Certen and write-off of accounts receivable previously reserved.

(3) Release of valuation allowance.

(4) Valuation allowances on deferred tax assets incurred during fiscal 2004.

(5) Valuation allowances on deferred tax assets incurred during fiscal 2005.

(6) Includes accounts receivable allowance of $2,580 acquired as part of the acquisitions of DST Innovis and Longshine.