Form 20-F
period 2006-09-30
AMDOCS LTD
filed 2006-12-13
CIK 1062579

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     Date of event requiring this shell company report............


             FOR THE TRANSITION PERIOD FROM _________ TO _________.

                            COMMISSION FILE NUMBER 1-14840

                                    AMDOCS LIMITED

                        -------------------------------------
                (Exact name of Registrant as specified in its charter)

                                  ISLAND OF GUERNSEY

                        -------------------------------------
                   (Jurisdiction of incorporation or organization)

                         SUITE 5, TOWER HILL HOUSE LE BORDAGE
             ST. PETER PORT, ISLAND OF GUERNSEY, GY1 3QT CHANNEL ISLANDS

                                     AMDOCS, INC.
             1390 TIMBERLAKE MANOR PARKWAY, CHESTERFIELD, MISSOURI 63017
                        -------------------------------------
                       (Address of principal executive offices)

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

                      -------------------------------------

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE

                      -------------------------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.



        Ordinary Shares, par value L0.01                           206,792,730(1)
                (Title of class)                                 (Number of shares)


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

                               Yes [X]     No [ ]

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer [X]     Accelerated filer [ ]     Non-accelerated
                                    filer [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [ ]     Item 18 [X]

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes [ ]     No [X]

--------

(1) Net of 27,138,823 shares held in treasury. Does not include (a) 22,793,944 ordinary shares reserved for issuance upon exercise of stock options granted under our stock option plan or by companies we have acquired, and (b) 10,437,895 ordinary shares reserved for issuance upon conversion of outstanding convertible debt securities.

                                 AMDOCS LIMITED

                                 --------------

                                    FORM 20-F

           ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006

                                 --------------

                                      INDEX




                                       PART I
Item 1.     Identity of Directors, Senior Management and Advisors............     3
Item 2.     Offer Statistics and Expected Timetable..........................     3
Item 3.     Key Information..................................................     3
Item 4.     Information on the Company.......................................    14
Item 5.     Operating and Financial Review and Prospects.....................    29
Item 6.     Directors, Senior Management and Employees.......................    46
Item 7.     Major Shareholders and Related Party Transactions................    54
Item 8.     Financial Information............................................    55
Item 9.     The Offer and Listing............................................    56
Item 10.    Additional Information...........................................    56
Item 11.    Quantitative and Qualitative Disclosure about Market Risk........    65
Item 12.    Description of Securities Other than Equity Securities...........    66

                                      PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies..................    66
            Material Modifications to the Rights of Security Holders and Use
Item 14.    of Proceeds......................................................    66
Item 15.    Controls and Procedures..........................................    66
Item 16A.   Audit Committee Financial Expert.................................    67
Item 16B.   Code of Ethics and Business Conduct..............................    67
Item 16C.   Principal Accountant Fees and Services...........................    67
Item 16D.   Exemption From the Listing Standards for Audit Committees........    68
            Purchases of Equity Securities by the Issuer and Affiliated
Item 16E.   Purchasers.......................................................    68

                                      PART III
Item 17.    Financial Statements.............................................    69
Item 18.    Financial Statements.............................................    69
Item 19.    Exhibits.........................................................    69

     Unless the context otherwise requires, all references in this Annual Report on Form 20-F to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. Our consolidated financial statements are prepared in accordance with U.S. GAAP and are expressed in U.S. dollars. References to "dollars" or "$" are to U.S. dollars. Our fiscal year ends on September 30 of each year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified.

     We own or have rights to trademarks or trade names that we use in conjunction with the sale of our products and services, including, without limitation, each of the following: Amdocs(TM), Ensemble(TM), AmdocsEnabler(TM) and Clarify(TM).

                           FORWARD LOOKING STATEMENTS

     This Annual Report on Form 20-F contains forward-looking statements (within the meaning of the U.S. federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could", "intend" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this Annual Report that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2006 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

     The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.


                                     2006         2005         2004         2003         2002
                                  ----------   ----------   ----------   ----------   ----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)


STATEMENT OF OPERATIONS DATA:
Revenue.........................  $2,480,050   $2,038,621   $1,773,732   $1,483,327   $1,613,565
Operating income................     332,132      338,492      296,200      210,418       49,161
Net income (loss)...............     318,636      288,636      234,860      168,883       (5,061)
Basic earnings (loss) per
  share.........................        1.57         1.44         1.13         0.78        (0.02)
Diluted earnings (loss) per
  share.........................        1.48         1.35         1.08         0.77        (0.02)
Dividends declared per share....          --           --           --           --           --




                                     2006         2005         2004         2003         2002
                                  ----------   ----------   ----------   ----------   ----------


BALANCE SHEET DATA:
Total assets....................  $3,962,828   $3,202,468   $2,863,884   $2,877,517   $2,540,094
Long term obligations
  2% Convertible Notes due June
     1, 2008(1).................          --          272          272      400,454      445,054
  0.50% Convertible Senior Notes
     due 2024(2)................     450,000      450,000      450,000           --           --
  Long-term portion of capital
     lease obligations..........          --           --        4,112       23,825       15,138
Shareholders' equity(3).........   2,154,165    1,656,452    1,444,190    1,591,600    1,416,275

                                               ORDINARY SHARES   ADDITIONAL
                                              ----------------     PAID-IN
                                               SHARES   AMOUNT     CAPITAL    TREASURY STOCK
                                              -------   ------   ----------   --------------
                                                              (IN THOUSANDS)


STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
  DATA:
Balance as of September 30, 2002............  215,583   $3,572   $1,818,345      $(109,281)
  Employee stock options exercised..........      475        8        2,312             --
  Tax benefit of stock options exercised....       --       --          262             --
  Expense related to vesting of stock
     options................................       --       --           37             --
                                              -------   ------   ----------      ---------
Balance as of September 30, 2003............  216,058    3,580    1,820,956       (109,281)
  Issuance of ordinary shares related to
     acquisition, net(4)....................      561       --          747         14,392
  Employee stock options exercised..........    1,157       21       12,056             --
  Tax benefit of stock options exercised....       --       --        3,094             --
  Stock options granted, net of
     forfeitures............................       --       --          749             --
  Repurchase of shares(3)...................  (16,442)      --           --       (407,527)
  Expense related to vesting of stock
     options................................       --       --            6             --
                                              -------   ------   ----------      ---------
Balance as of September 30, 2004............  201,334    3,601    1,837,608       (502,416)
  Issuance of restricted stock and stock
     options related to acquisitions, net...      144        2        6,034             --
  Employee stock options exercised..........    2,229       41       23,983             --
  Tax benefit of stock options exercised....       --       --        3,147             --
  Repurchase of shares(3)...................   (3,525)      --           --        (99,976)
  Expense related to vesting of stock
     options................................       --       --          150             --
                                              -------   ------   ----------      ---------
Balance as of September 30, 2005............  200,182    3,644    1,870,922       (602,392)
  Employee stock options exercised..........    5,869      106      106,853             --
  Tax benefit of stock options exercised....       --       --        7,619             --
  Issuance of restricted stock, net of
     cancellations..........................      742       13           --             --
  Issuance of restricted stock and stock
     options related to acquisitions, net...       --       --        4,634             --
  Equity-based compensation expense related
     to employees...........................       --       --       46,178             --
  Reclassification of unearned compensation
     to additional paid in capital..........       --       --         (962)            --
  Equity-based compensation expense related
     to non employee stock options..........       --       --           65             --
Balance as of September 30, 2006............  206,793   $3,763   $2,035,309      $(602,392)
                                              =======   ======   ==========      =========



--------

   (1) In fiscal 2001, we issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "2% Notes"). During fiscal 2006, 2004, 2003 and 2002, we repurchased $97, $400,182, $44,600 and $54,946 aggregate principal amount of 2% Notes, respectively. The $175 balance remains as our outstanding obligations, under short term liabilities, in accordance with their terms.

   (2) In fiscal 2004, we issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due March 15, 2024 (the "0.50% Notes").

   (3) From time to time, our Board of Directors has authorized us to repurchase ordinary shares in open market or privately negotiated transactions and at times and prices we deem appropriate. During fiscal 2002, we repurchased 7,732 ordinary shares at an average price of $14.09 per share. During fiscal 2004, we repurchased an aggregate of 16,442 ordinary shares at an average price of $24.77 per share in connection with open market repurchases, our February 2004 acquisition of XACCT Technologies Ltd. ("XACCT") and our March 2004 issuance of the 0.50% Notes. In fiscal 2005, we repurchased 3,525 ordinary shares at an average price of $28.33 per share.

   (4) In fiscal 2004, we acquired XACCT, a privately-held provider of mediation software to communications service providers. We acquired XACCT's outstanding shares for $28,425, of which $13,286 was paid in cash and the balance in 561 of our ordinary shares valued at $15,139.

RISK FACTORS

  WE ARE EXPOSED TO GENERAL GLOBAL ECONOMIC AND MARKET CONDITIONS, PARTICULARLY THOSE IMPACTING THE COMMUNICATIONS INDUSTRY.

     Developments in the communications industry, such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results and prospects, and capital spending levels of many communications companies to decline or degrade. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and thus led to restructurings and bankruptcies.

     Due to adverse conditions in the business environment for communications companies, communications providers needed to control operating expenses and capital investment budgets resulting in slowed customer buying decisions, as well as price pressures, and as a result, our revenues declined in fiscal 2002. Although conditions in the communications industry have improved since then, adverse market conditions in the future could have a negative impact on our business by reducing the number of new contracts we are able to sign and the size of initial spending commitments, as well as decreasing the level of discretionary spending under contracts with existing customers. In addition, a reoccurrence of the slowdown in the buying decisions of communications providers could extend our sales cycle period and limit our ability to forecast our flow of new contracts.

  IF WE FAIL TO ADAPT TO CHANGING MARKET CONDITIONS AND CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS, OUR BUSINESS COULD BE HARMED.

     We may be unable to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, it could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for Managed Services we provide to customers under long-term service agreements. These Managed Services include services such as management of datacenter operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation and management of end to end business processes for billing and customer care operations.

     The market for communications information systems is highly competitive and fragmented, and we expect competition to increase. We compete with independent software and service providers and with the in-house IT and network departments of communications companies. Our competitors include firms that provide IT services, including consulting, systems integration and Managed Services, software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services such as Internet, wireline and wireless services, cable, satellite, service bureaus and companies that offer software systems in combination with the sale of network equipment.

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

     We compete with a number of companies that have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their abilities to address the needs of our prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot assure you that we will be able to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, our results of operations and financial condition may be adversely affected.

  IF WE DO NOT CONTINUALLY ENHANCE OUR PRODUCTS AND SERVICE OFFERINGS, WE MAY HAVE DIFFICULTY RETAINING EXISTING CUSTOMERS AND ATTRACTING NEW CUSTOMERS.

     We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our base software modules and to developing Integrated Customer Management-enabling products. Our present or future products may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

  WE MAY SEEK TO ACQUIRE COMPANIES OR TECHNOLOGIES THAT COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     In July 2005, we acquired from DST Systems, Inc., which we refer to as DST, its DST Innovis, Inc. and DST Interactive, Inc. subsidiaries, which we refer to collectively as DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies. In August 2005, we acquired Longshine Information Technology Company Ltd., or Longshine, a leading vendor of customer care and billing software in China. In May 2006, we acquired Qpass Inc., which we refer to as Qpass, a leading provider of digital commerce software and solutions, and in August 2006, we acquired Cramer Systems Group Ltd., or Cramer, a leading provider of operations support systems. In the future, we may acquire other companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. We cannot assure you that suitable future acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that we will be able to complete otherwise favorable acquisitions because of antitrust or other regulatory concerns.

     We cannot assure you that our acquisitions of DST Innovis, Longshine, Qpass or Cramer, or any future acquisitions that we may make, will enhance our products or strengthen our competitive position. We also cannot guarantee that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our acquisitions of DST Innovis, Longshine, Qpass, or Cramer, and any future acquisitions that we may make, could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. Any failure to recognize significant defects in the internal control policies of acquired companies or to properly integrate and retain personnel may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

  OUR BUSINESS IS DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT CUSTOMERS, AND THE LOSS OF ANY ONE OF OUR SIGNIFICANT CUSTOMERS COULD HARM OUR RESULTS OF OPERATIONS.

     Our business is dependent on a limited number of significant customers. Our four largest groups of customers are comprised of AT&T Inc., which was formerly known as SBC Communications Inc. and which we refer to as AT&T, Bell Canada, Cingular and Sprint Nextel Corporation, which we refer to as Sprint Nextel, and certain of their subsidiaries, each of which accounted for approximately 10% or more of our revenue in fiscal 2006. Aggregate revenue derived from the multiple business arrangements we have with our six largest customer groups accounted for approximately 59% of our revenue in fiscal 2006. AT&T has historically been one of our largest shareholders, and, as of November 30, 2006, it beneficially owned approximately 5.2% of our outstanding ordinary shares. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition.

     Although we have received a substantial portion of our revenue from recurring business with established customers, many of our major customers do not have any obligation to purchase additional products or services from us and generally have already acquired fully paid licenses to their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements or services in amounts similar to previous years or may delay implementation of committed projects, each of which could reduce our revenues and profits.

  OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS AND TO MEET THEIR EXPECTATIONS IN PROVIDING PRODUCTS AND PERFORMING SERVICES.

     We believe that our future success will depend to a significant extent on our ability to develop long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing Integrated Customer Management-enabling systems. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high quality services to customers that have already implemented our products. If we are unable to meet customers' expectations in providing products or performing services, our business and results of operations could be harmed.

  THE SKILLED AND HIGHLY QUALIFIED WORKFORCE THAT WE NEED TO DEVELOP, IMPLEMENT AND MODIFY OUR SOLUTIONS MAY BE DIFFICULT TO HIRE AND RETAIN, AND WE COULD FACE INCREASED COSTS TO ATTRACT AND RETAIN OUR SKILLED WORKFORCE.

     Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified personnel. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, if we were to obtain several new customers or implement several new large-scale projects in a short period of time, we may need to attract and train additional IT professionals at a rapid rate. We may face difficulties identifying and hiring qualified personnel. Our inability to hire and retain the appropriate personnel could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, to meet our commitments and to compete for new customer contracts.

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

     Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products typically also requires coordination and agreement across many departments within a potential customer's organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. For example, in fiscal 2003, we believe buying decisions of communications providers were often delayed due to adverse conditions in the business environment, and our sales cycle period lengthened as a result. Although this trend has improved since then, the lengthening of our sales cycle could reduce growth in our revenue in the future. In addition, the lengthening of our sales cycle contributes to an increased cost of sales, thereby reducing our profitability.

  IF THE MARKET FOR OUR PRODUCTS DETERIORATES, WE MAY INCUR ADDITIONAL RESTRUCTURING CHARGES.

     In fiscal 2005, we commenced a series of measures designed to align our operational structure to our expected future growth, to allow better integration of our recent acquisitions and to improve efficiency, which included termination of employment of software and IT specialists and administrative professionals at various locations around the world. A reduction in personnel can result in significant severance, administrative and legal expenses and may also adversely affect or delay various sales, marketing and product development programs and activities. Depending on market conditions in the communications industry and our business and financial needs, we may be forced to implement additional restructuring plans to further reduce our costs, which could result in additional restructuring charges. Additional restructuring charges could have a material adverse effect on our financial results.

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

     Restructurings and cost reduction measures that we have implemented from time to time have reduced the size of our operations and headcount, and acquisitions and organic growth have from time to time increased our headcount. For example, in connection with implementation of personnel reductions in 2002, we reduced our workforce from approximately 9,100 individuals to approximately 7,800, however, by September 30, 2006, as the result of acquisitions and organic growth in the size of our operations, our workforce had increased to approximately 16,000. During periods of contraction, we have disposed of office space and related obligations in efforts to keep pace with the changing size of our operations and we may do so in the future. These cost reduction measures have included, and may in the future include, consolidating and/or relocating certain of our operations to different geographic locations. These activities could lead to difficulties and significant expenses related to subleasing or assigning any surplus space. We have accrued the estimated expenses that will result from our past restructuring efforts. However, if it is determined that the amount accrued is insufficient, an additional charge could have an unfavorable impact on our consolidated financial statements in the period this was determined.

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

  POLITICAL AND ECONOMIC CONDITIONS IN THE MIDDLE EAST, CYPRUS AND OTHER COUNTRIES MAY ADVERSELY AFFECT OUR BUSINESS.

     Of the development centers we maintain worldwide, our largest development center is located in five different sites throughout Israel. Approximately 33% of our workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

     While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries. Over the past several years there has been a significant deterioration in Israel's relationship with the Palestinian Authority and a related increase in violence, including recent hostilities related to Lebanon and the Gaza Strip. Efforts to resolve the problem have failed to result in an agreeable solution. Continued violence between the Palestinian community and Israel may have a material adverse effect on our business. Further deterioration of relations with the Palestinian Authority might require more military reserve service by some of our workforce, which may have a material adverse effect on our business.

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

     In 2004, we established a development center in India, and since 2005, we have expanded our operations in Russia and China. Conducting business in each of these countries involves unique challenges, including political instability, the transparency, consistency and effectiveness of business regulation, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations.

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

     Although we have operations throughout the world, the majority of our revenues and approximately 50% to 60% of our operating costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, approximately 40% to 50% of our operating costs in fiscal 2006 were incurred outside the United States in other currencies. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations outside of the United States, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in a particular country is not offset (or is offset with a time delay) by a devaluation of the local currency in relation to the dollar. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

     In addition, a portion of our revenue (approximately 20% to 30% in fiscal
2006) is not incurred in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the currencies in which such revenue is incurred and the dollar may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the Euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

     Generally, the effects of fluctuations in foreign currency exchange rates are mitigated by the fact that the majority of our revenue and approximately 50% to 60% of our operating costs are in dollars or linked to the dollar. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, and we generally hedge our currency exposure on both a short-term and long-term basis with respect to expected revenue and operating costs. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations.

     The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

  IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY FROM MISAPPROPRIATION, OUR BUSINESS MAY BE HARMED.

     Any misappropriation of our technology or the development of competitive technology could seriously harm our business. Our software and software systems are largely comprised of software and systems we have developed or acquired and that we regard as proprietary. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, non-disclosure agreements and other methods to protect our proprietary rights. We also enter into non-disclosure and confidentiality agreements with our customers, workforce and marketing representatives and with certain contractors with access to sensitive information and we also limit our customer access to the source codes of our software and our software systems. However, we do not include in our software any mechanisms to prevent or inhibit unauthorized use.

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

     We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. Additionally, following our acquisition of Qpass, we support service providers and media companies with respect to digital content services, and as a result, we may be subject to claims related to such services. Any of these events could seriously harm our business.

     If anyone asserts a claim against us relating to proprietary technology or information, we might seek to license their intellectual property, we might not, however, be able to obtain a license on commercially reasonable terms or on any terms. In addition, any efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling our products and could therefore seriously harm our business.

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

     Because our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or outside of our control may arise from the use of our products, and may result in financial or other damages to our customers, for which we may be held responsible. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages caused to them arising from the use of our products, even if our liability is limited by a license or other agreement. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and financial condition and the ability to obtain "Errors and Omissions" insurance.

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

  THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE.

     There can be no assurance that our effective tax rate of 14.8% for the year ended September 30, 2006 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

     For example, the government of Cyprus has issued a permit to our Cypriot subsidiary pursuant to which its activities are deemed to be offshore activities for Cypriot tax purposes, resulting in an effective tax rate in Cyprus of 4.25%. This tax rate was applicable to our Cypriot subsidiary until December 31, 2005. As of January 1, 2006 our Cypriot subsidiary is subject to the generally applicable 10% corporate tax rate. Pursuant to legislation in 2005, Israeli companies are generally subject to a company tax rate on taxable income of 31% for 2006, 29% for 2007, 27% for 2008, 26% for 2009 and 25% for 2010 and
thereafter. However, certain production and development facilities of our Israeli subsidiary have been granted "Approved Enterprise" status that allows for taxation at a rate of 25% or lower. The entitlement of these facilities to reduced taxation is subject to certain time limitations. The Law for the Encouragement of Capital Investments, 1959 ("Investment Law"), which allows the benefits granted for Approved Enterprises, was amended in 2005 to impose additional eligibility criteria for Approved Enterprise benefits. Our management does not believe that the new Investment Law will have a material effect on the Company in 2007.

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

  THE MARKET PRICE OF OUR ORDINARY SHARES HAS AND MAY CONTINUE TO FLUCTUATE WIDELY.

     The market price of our ordinary shares has fluctuated widely and may continue to do so. During fiscal year 2006, our ordinary shares traded as high as $41.01 per share and as low as $24.30 per share. As of December 8, 2006, the closing price of our ordinary shares was $38.55 per share. Many factors could cause the market price of our ordinary shares to rise and fall, including:

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

     - changes in our backlog levels, and

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

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY, DEVELOPMENT AND ORGANIZATIONAL STRUCTURE OF AMDOCS

     Amdocs Limited was organized under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing software and services solutions to enable major services providers in North America, Europe and the rest of the world to move toward an integrated approach to customer management, which we refer to as Integrated Customer Management, or ICM. Our registered office is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands, and the telephone number at that location is +44-1481-728444.

     In the United States, our main sales and development center is in St. Louis, Missouri. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is +1-314-212-8328.

     Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in Australia, Canada, China, Cyprus, India, Ireland, Israel, the United Kingdom and the United States.

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

     In July 2005, we acquired from DST all of the capital stock of DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies, or the Broadband

Industry. We believe that this acquisition has positioned us to offer a comprehensive set of solutions to companies in the Broadband Industry as they transition to ICM.

     In August 2005, we acquired Longshine, a privately-held leading vendor of customer care and billing software in China, which counts three of China's four largest communications service providers among its customers. This acquisition enables us to offer our products and services to Chinese service providers, and we believe it will allow us to expand our presence in this large and fast growing market.

     On May 31, 2006, we acquired all of the capital stock of Qpass Inc., or Qpass, a leading provider of digital commerce software and solutions. We expect that this acquisition will allow us to support service providers and media companies seeking to launch and monetize digital content, and we believe that this acquisition positions us as the leader in the emerging digital content market.

     On August 14, 2006, we acquired all of the capital stock of Cramer Systems Group Limited, or Cramer, a privately-held leading provider of operation support systems, or OSS, solutions. We expect that our acquisition of Cramer will enable us to leverage and greatly enhance our current assets in the business support systems, or BSS, and OSS market.

     In the future, we may consider, as part of our strategy, additional acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     As of September 30, 2004, our software and information technology workforce numbered approximately 9,600. During fiscal 2005, we commenced a series of measures designed to align our operational structure to our expected future growth, to allow better integration of our acquisitions of DST Innovis and Longshine and to improve efficiency, which included termination of employment of software and IT specialists and administrative professionals at various locations around the world. As of September 30, 2006, our software and information technology workforce had increased to approximately 15,000. The increase in software and information technology workforce in fiscal 2006 was attributable to our Qpass and Cramer acquisitions, as well to organic growth in the size of our operations.

     Our principal capital expenditures for fiscal 2006, 2005 and 2004 have been for computer equipment, for which we spent approximately $66.6 million, $57.6 million and $50.8 million, respectively. We anticipate our principal capital expenditures in fiscal 2007 will consist of additional computer equipment, with the bulk of these expenditures for computer equipment to be located at our facilities in North America, India and Israel.

BUSINESS OVERVIEW

     Consolidation in the communications industry is continuing, and competition among incumbent and new entrant service providers is intensifying. At the same time, convergence is accelerating, with consumers expecting continuous access to bundled voice, data and video services through any device. We believe service providers are responding to this challenge by seeking to develop new revenue streams that take advantage of ubiquitous connectivity and convergence. In this changing environment, we believe service providers will succeed if they differentiate their offerings by delivering a customer experience that is simple, personal, and valuable at every point of service. We believe this will require service providers to adopt the strategy of integrated customer management, or ICM.

     We refer to Amdocs systems as ICM-enabling Systems because they enable many of the world's leading service providers to deliver an intentional, integrated and innovative customer experience:

     - an intentional experience by offering consistency and simplicity across any device, channel or network;

     - an integrated experience by providing integrated business and operational service support, maximizing operational excellence for a total cost of service advantage for service providers; and

     - innovative experience by supporting sophisticated multi-play, internet protocol (IP) and digital content services for a unique time-to-leadership advantage.

     We provide a platform that combines software, service and expertise to help our customers execute ICM strategies and achieve service, operational and financial excellence.

     Our market focus is primarily Tier 1 and Tier 2 companies in the communications industry, including leading wireline and wireless telecommunications, broadband cable and satellite companies. In fiscal 2006, we acquired Qpass Inc. and Cramer Systems Group Limited -- which we refer to as Qpass and Cramer -- to further enhance our portfolio of products offerings, meet the growing demand for the delivery of next generation services and provide a complete end-to-end offering (combined BSS and OSS).

     We believe that the digital content space promises to be a key growth area. Our acquisition of Qpass allows us to offer a broader set of solutions to service providers and media companies seeking to launch and monetize new IP-based services and content. With this acquisition we believe that Amdocs is now uniquely positioned to support and be the leader in this emerging market.

     We also have strengthened our presence in the OSS area by acquiring Cramer, a leading provider of OSS solutions. It is critical for service providers to automate and integrate the BSS and OSS business processes in order to offer provisioning, immediate activation and service assurance. With this acquisition, we believe we are uniquely positioned to enable service providers to integrate those business processes and, as a result, rapidly introduce new offerings, significantly reduce cost of operations and focus on customers.

     We believe the increasing need for our customers to achieve integrated customer management, and our ability to address this demand, will continue to drive our growth in fiscal year 2007.

     Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as Directory Systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     We have designed ICM-enabling Systems to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support different lines of business, including wireline, wireless, cable and satellite, and a wide range of communications services, including voice, video, data, Internet Protocol, or IP, broadband, content, electronic and mobile commerce. We also support companies that offer multiple service packages which are commonly referred to as bundled or convergent service packages.

     Due to the complexity of our customers' projects and the expertise required for system support, we also provide information technology, or IT, services, including extensive consulting, business strategy, systems implementation, training, systems integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services such as systems modernization and consolidation, the operation of data centers, ongoing support, maintenance services, systems modification, the provision of rating and billing services and communications facility management services, in all cases on either, or a combination of, a fixed or unit charge basis to our customers.

     Since the inception of our business in 1982, we have concentrated on providing software products and services to major communications companies. By focusing on this market, we believe that we have been able to develop the innovative products and the industry expertise, project management skills and technological competencies required for the advanced, large-scale, specifications-intensive system projects typical of leading communications providers. Our customer base includes major communications companies, including major wireline and wireless companies, located around the world.

  INDUSTRY BACKGROUND

     Communications Industry

     It is our view that, for more than 20 years, competition in the global communications industry has increased as a result of deregulation and the development of new service technologies that allow introduction of new products and services, including content and IP services, as well as bundling of wireline and wireless voice, video and data services. The industry is continuing to undergo transformation, mainly driven by the continued consolidation trend, emergence of new competitors and the continuing increase in customer demands. We believe that the telecommunications industry will continue to be driven by consolidation, convergence, competition and the customer.

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

     In recent years, there has also been a large increase of new communications technologies, including ATM (Asynchronous Transfer Mode), IP, xDSL (a type of Digital Subscriber Line), utilization of cable television infrastructure to provide Internet services, GPRS (General Packet Radio Services), UMTS (Universal Mobile Telecommunications System), WiFi (Wireless Fidelity) and WAP (Wireless Application Protocol) for wireless Internet, VoIP (Voice over Internet Protocol), IPTV (Internet Protocol Television) and intelligent networks. Additionally, the directory publishing industry, which we believe is currently dominated by communications companies that are owned by or affiliated with telecommunications carriers, continues to experience significant changes due to the introduction of new technologies and distribution platforms, especially Internet directories.

     Information Systems

     While the demand for our products and services was negatively affected by the downturn in the communications industry during 2002 and 2003, many communications companies are currently seeking to upgrade their systems and install new systems that would enable them to move toward an Integrated Customer Management strategy to attract and retain key customers, as well as to evolve to next generation networks in order to offer new or bundled services. We believe that these service providers are looking for systems that reduce IT and operational costs, enhance customer management to increase average revenue and profitability per user, support customer retention, and enable rapid rollout of new marketing packages and advanced data services, as well as the ability to provide customers with single-contact, single-invoice solutions for convergent or bundled services. We believe this is in part driven by the move towards convergence and the demand from consumers for ubiquitous connectivity: access to any service anytime, anywhere, through any device.

     As a result, we believe service providers require best-of-suite information systems that provide the level of integration, flexibility and scalability they need to improve operational efficiency and to differentiate themselves from their competitors in an increasingly competitive marketplace. To save scarce capital and operating expenditure resources, some carriers are investing in pre-configured open-architecture software products, which require limited customization, rather than highly customized solutions.

     We believe that, in order to implement efficient, flexible, cost-effective information systems on a timely basis, many new and existing communications companies are looking to buy ICM-enabling Systems from external vendors, rather than developing new systems with internal resources. Moreover, as many communications companies strive to become more customer-oriented, they are concentrating efforts and internal resources on servicing their customers and expanding their service offerings, and many are turning to third-party vendors for their information systems. These factors create significant opportunities for vendors of information technology software products and providers of Managed Services, such as Amdocs.

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

     - Amdocs 7 Portfolio of Pre-Integrated, Modular Products. In October 2006, we made available the billing and mediation components of Amdocs 7, and we expect to release the comprehensive Amdocs 7 portfolio in the first half of fiscal 2007. Building on Amdocs 6, Amdocs 7 will enable our customers to achieve Integrated Customer Management by providing a portfolio of pre-integrated software products that span the entire customer lifecycle across BSS/OSS. Our portfolio is designed to enable ICM across our customer's organization, and enable it to align its business processes around the subscriber, linking subscriber-facing business processes and touch points across back-office and front-office systems. Our products are designed to allow modular extension as a service provider moves toward achieving ICM and to ensure fast and reduced-cost implementations.

     - Solutions Combining Products, Services and Partner Technology, as needed. We offer our customers solutions that address specific business issues, such as subscriber profitability and segmentation, or the identification of consumer segments to be targeted. Our solutions combine products with a broad range of services, including customization, implementation, integration, maintenance, ongoing support and Managed Services, as well as with technologies supplied by our partners. By providing services directly to the consumer, we are able to effectively utilize our intricate technical knowledge of our products in the overall execution of a project, helping to ensure delivery and significantly reducing project risk. Our solutions approach differs from the multi-party approach commonly used in the market, in which products developed by a software vendor are implemented by a third-party system integrator. We believe that our approach enhances our ability to provide our customers with timely, cost-effective, low-risk solutions at a consistent level of quality.

     - Functional and Flexible Portfolio. Our Amdocs 7 product portfolio is based on an open architecture that provides the functionality, scalability, modularity and adaptability required by service providers in today's highly competitive market. The open, standard architecture allows products to operate as standalone applications within existing environments. The flexibility of our product portfolio enables our customers to achieve significant time-to-market advantages and reduce their dependence on technical and other staff.

     - Deep Industry Expertise and Highly Skilled Personnel. We are able to offer our customers superior products and services on a worldwide basis in large part because of our highly qualified and trained technical, sales, marketing and managerial personnel. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Primarily based on the skills and knowledge of our workforce, we believe that we have developed a reputation for reliably delivering quality solutions within agreed time frames and budgets. We have a global presence and recruitment capabilities and have development centers in Canada, China, Cyprus, India, Ireland, Israel and the United States.

  BUSINESS STRATEGY

     Our goal is to provide ICM-enabling Systems information technology software products and related service and support to the world's leading service providers. We seek to accomplish our goal by pursuing the strategies described below.

     - Continued Focus on the Communications and Broadband Industries. We intend to continue to concentrate our main resources and efforts on providing ICM-enabling Systems to service providers in the communications and broadband industries. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading communications companies in the wireless, wireline, broadband cable and satellite service sectors. We are also expanding our experience by working with service providers in the financial services sector.

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

     - Deliver Integrated Products and Services Solutions. Our strategy is to provide customers with total systems solutions consisting of our product portfolio and our specialized services across BSS and OSS. By leveraging our product and industry knowledge, we believe that we can provide more effective system integration and implementation services, as well as Managed Services, to our customers.

     - Provide Customers with a Broad Portfolio of Integrated Products. We seek to provide our customers with a broad portfolio of products, which we call Amdocs 7, to help them achieve Integrated Customer Management. For communications service providers, we seek to provide ICM-enabling Systems across all lines of their business, such as wireline, wireless, broadband cable and satellite. This approach also means that we can support global communications service providers throughout their various international operations. We believe that our ability to provide a broad suite of products helps establish us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

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

  TECHNOLOGY

     Our portfolio architecture is designed to increase our customers' business agility and lower their overall total cost of ownership. Our technology platform allows our applications to work in multiple customer environments, including:

     - Hardware:  IBM, Hewlett-Packard, Sun Microsystems

     - Operating Systems:  IBM AIX, HP-UX, Solaris, Windows

     - Database Management Systems:  Oracle, SQL Server, IBM UDB

     - Middleware:  BEA WebLogic, IBM WebSphere

     We believe this ability affords our customers the freedom to choose a preferred operating environment and to maximize return on existing infrastructure investments. To help service providers respond more quickly to changes in their market and lower their integration costs, we utilize service-oriented architecture principles in our portfolio design. For example, Amdocs Integration Framework includes a central service repository for defining business services for both Amdocs and external applications allowing our applications to seamlessly integrate with each other and with third party Enterprise Server Bus or legacy applications.

     Our portfolio applications are based around consistent architectural guidelines and software infrastructure, and they also leverage, where appropriate, consistent foundation tools and services for areas such as integration, process management, monitoring and control, security, and information management. This allows service providers to mitigate the many costs typically involved in deploying and operating a new application, such as costs related to installation, configuration, integration and monitoring.

     In addition to providing a common foundation and aligning to industry standards, our product portfolio also includes the following key characteristics:

     - Scalability. Our applications are designed to take full advantage the scalability capabilities of the underlying platform, allowing progressive system expansion, proportional with the customer's growth in business volumes. Using the same software, our applications can support operations for small, as well as very large service providers.

     - Modularity. Our product portfolio is comprised of sets of individual functional application products. Each of our applications can be installed on an individual standalone basis, interfacing with the customer's existing systems, or as part of an integrated Amdocs system environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customer's growing needs and capabilities. The modular approach also preserves the customer's initial investment in products, while minimizing future disruptions and the overall cost of system implementation.

     - Portability. Our applications support diverse hardware and operating systems to ensure that our customers can choose from a variety of vendors, including Hewlett-Packard, IBM and Sun Microsystems. Certain applications can also be deployed on the Windows NT platform. Our applications utilize, where applicable, Java-based design and programming to augment cross-platform portability.

  PRODUCTS

     Our product offerings include an extensive portfolio of ICM-enabling software products that we have developed to provide comprehensive information systems functionality for communications service providers. Our software systems cover the full range of revenue management (including billing, mediation and partner settlement), customer management (including ordering, customer relationship management, or CRM, and self service), service and resource management (fulfillment, activation, inventory management, network planning and customer assurance) and digital commerce management (including content revenue management).

     We configure individual ICM-enabling Systems into families of solutions, which serve as marketing packages oriented to the needs of specific customer segments. We provide our main ICM-enabling Systems in a number of versions to serve the different needs of communications operators in the various network and business segments, such as wireline, wireless, cable, broadband and electronic and mobile commerce. Our products focus on the four main business challenges of our customers:

     - Revenue Management: Products that enable service providers to manage and track sources of revenue through any channel, from service consumption to cash in hand.

     - Customer Management: End-to-end customer management products for all operators, providing support for managing customer relationships, including service and support, sales and ordering, and marketing and analytics.

     - Service and Resource Management: Products that define, orchestrate and execute the complete lifecycle of ordering and service fulfillment processes.

     - Digital Commerce Management: Products that helps service providers and media companies realize new revenue streams by managing the digital commerce lifecycle.

     Each individual module from the product families can be installed as an independent stand-alone application, interfacing with the customer's legacy and third party systems, or as part of an integrated Amdocs platform.

     Revenue Management

     Our Revenue Management products include the following key application modules:

     - Amdocs Charging -- provides flexible, real time rating and billing for all voice, data, content and commerce services, supporting any method of payment, including postpaid, prepaid or any converged combination.

     - Amdocs Document Designer -- creates flexible, personalized bills, letters, invoices and statements for mass production, providing an optimal bill architecture.

     - Amdocs Balance Manager -- performs real-time balance management for prepaid accounts, including balance updates and reservations.

     - Advanced Recurring Charge Manager -- specifically addresses the needs of cable and satellite providers, allowing flexible handling of recurring charges.

     - Amdocs Partner Manager -- manages inter-carrier and dealer partnerships, including recruitment and contract definition, partner authorization and approval processes, revenue-share calculation, invoicing and settlement.

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

     - Amdocs Sales -- comprehensive sales force automation solution that automates the work of sales representatives while allowing them to offer the highest level of service to their customers.

     - Amdocs Support -- provides comprehensive, service request/case management for multi-level customer support, network management and support operations.

     - Amdocs Ordering -- automates the entire ordering and fulfillment process through to completion, for all services and lines of business.

     Service and Resource Management

     Our Service Management products include the following main modules:

     - Amdocs BSS/OSS Manager -- bridges the gap between BSS and OSS, service fulfillment and assurance, as well as next generation and legacy services.

     - Amdocs Activation Manager -- automates the activation of network services and individual subscribers.

     - Amdocs SLA Manager -- provides system for measuring, monitoring and managing quality-of-service goals.

     - Amdocs Change Manager -- enables providers to achieve better predictability and control risks associated with IT change, particularly as it impacts customers.

     - Amdocs Service Order Manager -- converts customer-facing orders into network-facing service requests, and sends notifications and status-tracking to the order-handling system to update progress of order fulfillment.

     - Amdocs Cramer Resource Manager -- provides field engineers with the information and tools to efficiently complete field service requests, as well as closed loop diagnosis-to-dispatch functionality from initial customer contact to onsite problem resolution.

     - Amdocs Cramer Service Catalog -- streamlines the creation of new services and management of service portfolios by enabling the operator to define the technical structure of new and existing products and to set reusable design patterns.

     Digital Commerce Management

     Our Digital Commerce Management products include the following key application modules:

     - Amdocs Qpass Store Manager -- supports multiple content discovery channels, including Web, WAP, client-based technologies and IPTV to manage store presentation, create content and service promotions, and quickly publish updates.

     - Amdocs Qpass Content Catalog Manager -- allows content providers to describe, categorize and edit content, which can then be previewed, tested, approved and added to a centralized content pool available for sale to subscribers.

     - Amdocs Qpass Content Delivery Manager -- delivers a content item to an end device, automatically matching file format. It supports advanced media types and digital rights management across multiple delivery channels.

     - Amdocs Qpass Content Partner Manager -- automates the workflow for content-provider lifecycle management, enabling full provisioning of content providers within hours, sophisticated revenue-sharing contracts and settlements, and tools for the content partner to manage its account and offers, and to review reports.

     - Amdocs Qpass Merchandising Manager -- allows quick and simple creation, roll-out and update of product offers, promotions and campaigns across channels and platforms.

     - Amdocs Qpass Commerce Transaction Manager -- provides end-to-end transaction management for in-depth market and activity knowledge, revenue assurance and financial transparency. It supports multiple payment methods, real-time business policy enforcements, and financial reporting and tracking.

     Foundation

     Our foundation modules, used across out portfolio, includes:

     - Amdocs Product Catalog -- a single, central repository for all products and services across the operator's organization, speeding time-to-market and enabling innovative bundling. It supports simplified, efficient product lifecycle management and integration of company-wide product and service information.

     - Amdocs Error Manager -- organizes and solves high-volume record errors between any two transactional systems, minimizing revenue leakage and reducing time and effort required to fix errors.

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

     As part of our effort to provide comprehensive solutions to our customers, we offer a broad suite of consulting, integration and Managed Services to support operation of our products. The Managed Services offered by Amdocs include services such as system modernization and consolidation, operation of data centers, ongoing support, maintenance, system modification, the provision of rating and billing and communications facility management. We have expanded our consulting capabilities and now offer the Amdocs ICM Blueprint Framework, a comprehensive and growing portfolio of consulting services and business-process support that enables our customers to achieve Integrated Customer Management. It includes optimization and improvement services for customer contact centers and other business processes, and implementation services for business support systems and operation support systems.

     Our service offerings include:

     - Customer Management -- includes our new Customer Management Roadmap Service, as well as the Contact Center Optimization Service and Campaign Management Optimization Service.

     - Digital Commerce Management -- comprehensive set of services including Content Management Services, Managed Application Services, and Professional Services.

     - Service and Resource Management -- three core services supporting the Amdocs Service and Resource Management offerings: Order-to-Activation Service, Customer-Centric Service, Assurance Service and Network Lifecycle Management Service.

     - Revenue Management -- consists of three services supporting Amdocs solutions across Billing, Mediation and Partner Settlement. Includes our new Next Generation Revenue Realization Service which provides a holistic approach for planning and realizing revenues from next-generation services, including IPTV, VoIP, Mobile TV, IMS and WiMax, as well as the Next Generation Billing Operations Optimization Service and Revenue Assurance Service.

     - Strategy, Planning and Systems Integration -- a comprehensive set of services including our IT Strategy and Roadmap Service, Business Process Integration Service and Learning and Workforce Readiness Service.

     - Managed Services -- set of flexible service offerings to enable Service Providers to off-load management of support business functions or specific operations and infrastructure support.

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



ABN AMRO                                SEAT Pagine Gialle S.p.A.
AT&T (formerly SBC)                     SFR Group
Bell Canada                             Sprint Nextel
BT                                      Svyazinvest
China Mobile                            TDC
Cingular Wireless                       Telefonica de Espana
Comcast                                 Telkom South Africa
Deutsche Telekom                        Telstra
DIRECTV                                 TELUS
KPN Mobile                              T-Mobile
NetCom Norway, part of TeliaSonera      Verizon Communications
  Group
R.H. Donnelley                          Vodafone
Rogers


     Our four largest groups of customers are comprised of AT&T (formerly SBC), Bell Canada, Cingular and Sprint Nextel, and certain of their subsidiaries, each of which accounted for approximately 10% or more of our revenue in fiscal 2006. Aggregate revenue derived from the multiple business arrangements we have with our six largest customer groups accounted for approximately 59% of our revenue in fiscal 2006 and 63% in 2005.

     The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:


                                                          2006   2005   2004
                                                          ----   ----   ----


North America...........................................  69.9%  68.3%  65.9%
Europe..................................................  21.8   24.0   27.1
Rest of the World.......................................   8.3    7.7    7.0

  COMPETITION

     The market for information systems in the communications and broadband media industries, is highly competitive and fragmented. We observe changes in the competitive landscape that derive from the continued industry consolidation trend. We compete with many independent providers of information systems and services, including CGI Group, Comverse, Convergys, CSG Systems International, Intec Telecom Systems and Oracle Corporation, with system integrators and providers of IT services, such as Accenture, EDS and IBM Global Services, and with internal information systems departments of large communication companies. We also cooperate in certain opportunities and projects with some of the system integrators above mentioned. We expect continued competition in the communications industry and the entrance of new competitors into the software information systems market in the future.

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

     While we continued to upgrade our existing systems in fiscal 2006, we also devoted significant research and development efforts to the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts, during fiscal 2006 we invested in the next major release of our comprehensive portfolio, which we refer to as Amdocs 7. In October 2006, we made available the billing and mediation components of Amdocs 7, and we expect to release the comprehensive Amdocs 7 portfolio in the first half of fiscal 2007. Amdocs 7 will expand on the capabilities of our previous Amdocs 6 release by integrating new products for the cable broadband and satellite industry, by incorporating products recently acquired as a result of the Cramer and Qpass acquisitions and through operational and functional enhancements. Amdocs 7 will comprise an enhanced portfolio of modular billing, CRM, self-service, order management, mediation, OSS and content management software products.

     The majority of our research and development expenditures is directed at our ICM-enabling Systems, and the remainder to directory solutions. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. In the near-term, we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on future potential opportunities in the communications industry.

     Our software and software systems are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of readily available software components licensed from third parties. As a developer of complex software systems, third parties may claim that portions of our systems infringe their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain, however, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have taken and intend to continue to take, several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, nondisclosure agreements, we enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information, and we also limit customer access to the source code of our software and software systems.

     See the discussion under "Operating and Financial Review and Prospects -- Research and Development, Patents and Licenses."

  PROPERTY, PLANTS AND EQUIPMENT

     Facilities

     We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3,182,000 square feet worldwide, including significant leases in the United States, Israel, Canada, China, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of November 30, 2006, including maintenance and other related costs, are approximately $69.5 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of November 30, 2006:


                                                                   AREA
LOCATION                                                        (SQ. FEET)
--------                                                        ----------


United States:
  St. Louis, MO(*)............................................     154,000
  San Jose, CA................................................     112,000
  Champaign, IL...............................................     123,000
  Sacramento, CA..............................................     113,000
  Others(*)...................................................     368,000
                                                                 ---------
     Total....................................................     870,000
Israel:
  Ra'anana....................................................     637,000
  Hod-Hasharon................................................     217,000
  Haifa(*)....................................................     133,000
  Others......................................................      99,000
                                                                 ---------
     Total....................................................   1,086,000
Canada:
  Toronto(*)..................................................     243,000
  Montreal....................................................     107,000
  Others......................................................      68,000
                                                                 ---------
     Total....................................................     418,000
China.........................................................      81,000
Cyprus (Limassol).............................................     127,000
India (Pune)..................................................     298,000
United Kingdom(*).............................................     140,000
Rest of the world(**).........................................     162,000


--------

    (*) Includes space sublet to third parties.

   (**) Includes Austria, Australia, Brazil, Czech Republic, Denmark, France,
        Germany, Greece, Hungary, Indonesia, Ireland, Italy, Japan, Mexico, Poland, Russia, South Africa, Spain, Sweden, Switzerland, Thailand and The Netherlands.

     Our leases expire on various dates between 2007 and 2015, not including various options to extend lease terms.

     Equipment

     We develop our Integrated Customer Management products over a system of UNIX, MVS, Linux and Windows 2000/2003 servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Synscsort, CA, Merant, IBM, HP, SUN and BEA. Our data storage is based on equipment from EMC, SUN, NetApp and Hewlett-Packard. Our development servers are connected to approximately 20,000 personal computers owned or leased by us.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs Limited and its subsidiaries, including:

     - the factors that affect our business,

     - our revenue and costs for the fiscal years ended September 30, 2006, 2005 and 2004,

     - the reasons why such revenue and costs were different from year to year,

     - the sources of our revenue,

     - how all of this affects our overall financial condition,

     - our capital expenditures for the fiscal years ended September 30, 2006, 2005 and 2004,

     - the changes in our business, including those resulting from acquisitions of other businesses, and

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

OVERVIEW OF BUSINESS AND TREND INFORMATION

     Consolidation in the communications industry is continuing, and competition among incumbent and new entrant service providers is intensifying. At the same time, convergence is accelerating, with consumers expecting continuous access to bundled voice, data and video services through any device. We believe service providers are responding to this challenge and are seeking to develop new revenue streams that take advantage of ubiquitous connectivity and convergence. In this changing environment, we believe service providers will succeed if they differentiate their offerings by delivering a customer experience that is simple, personal, and valuable at every point of service. We believe this will require service providers to adopt the strategy of integrated customer management, or ICM.

     We refer to Amdocs systems as ICM Enabling Systems because they enable many of the world's leading service providers to deliver an intentional, integrated and innovative customer experience:

     - an intentional experience by offering consistency and simplicity across any device, channel or network;

     - an integrated experience by providing integrated business and operational service support, maximizing operational excellence for a total cost of service advantage for service providers;

     - innovative experience by supporting sophisticated multi-play, internet protocol (IP) and digital content services for a unique time-to-leadership advantage.

     We provide a platform that combines software, service and expertise to help our customers execute ICM strategies and achieve service, operational and financial excellence.

     Our market focus is primarily Tier 1 and Tier 2 companies in the communications industry, including leading wireline and wireless telecommunications, broadband cable and satellite companies. In fiscal 2006, we acquired Qpass Inc. and Cramer Systems Group Limited -- which we refer to as Qpass and Cramer -- to further enhance our portfolio of products offerings, meet the growing demand for the delivery of next-generation services and provide a complete end-to-end offering (combined business support and operations support systems, or BSS/OSS).

     We believe that the digital content space promises to be a key growth area. Our acquisition of Qpass allows us to offer a broader set of solutions to service providers and media companies seeking to launch and monetize new IP-based services and content. With this acquisition we believe that Amdocs is now uniquely positioned to support and be the leader in this emerging market.

     We also have strengthened our presence in the OSS area by acquiring Cramer, a leading provider of OSS solutions. It is critical for service providers to automate and integrate the BSS and OSS business processes in order to offer provisioning, immediate activation and service assurance. With this acquisition, we believe we are uniquely positioned to enable service providers to integrate those business processes and, as a result, rapidly introduce new offerings, significantly reduce cost of operations and focus on customers.

     We believe the increasing need for our customers to achieve integrated customer management and our ability to address this demand, will continue to drive our growth in fiscal year 2007.

OFFERINGS

     Amdocs provides a broad portfolio of integrated, modular software products, with proven functionality and scalability, accompanied by a comprehensive range of business consulting, system implementation and integration services. Our portfolio of product offerings includes revenue management (including billing, mediation and partner settlement), customer management (including ordering, customer relationship management, or CRM and self-service), service and resource management (including fulfillment, activation, inventory management, network planning and customer assurance) and digital commerce management (including content revenue management). We refer to these offerings collectively as ICM Enabling Systems. In fiscal 2006, our total revenue was $2,480.0 million, of which $2,201.2 million, or 88.8%, was attributable to the sale of ICM Enabling Systems.

     Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as Directory Systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     We have designed the Amdocs ICM Enabling Systems to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support different lines of business, including wireline, wireless, cable and satellite, and a wide range of communications services, including voice, video, data, IP, broadband, content, electronic and mobile commerce. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent service packages. Due to the complexity of our customers' projects and the expertise required for systems support, we also provide information technology, or IT, services, including extensive consulting, business strategy, system implementation, training, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, the provision of rating and billing services and communications facility management services. All IT and Managed Services are provided to our customers on a fixed or unit charge basis or a combination of the two.

     Revenue from Managed Services arrangements (from the sale of ICM Enabling Systems and Directory Systems) is included in both license and service revenue. Managed Services projects are a significant part of our business, accounting for approximately 35% and 40% of our fiscal 2006 and 2005 revenues, respectively, and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation.

     We are also leveraging our experience by working with service providers in the financial services sector, because some of the challenges faced by companies in this sector are similar to those encountered by communications service providers.

     We conduct our business globally, and, as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications industry. In fiscal 2006, customers in North America accounted for 69.9% of our revenue, while customers in Europe and the rest of the world accounted for 21.8% and 8.3%, respectively. We maintain development facilities in Canada, China, Cyprus, India, Ireland, Israel and the United States.

     We believe that demand for our ICM Enabling Systems is primarily driven by the following key factors:

     - Industry transformation, including:

       - global use of communications and content services,

       - increase in digital and mobile commerce,

       - ongoing consolidation within the communications industry, and

       - continued convergence of communications, broadband cable and satellite industries.

     - Technology advances, such as:

       - emergence of new communications products and services, especially video, broadband, data and content services, including IP-based services, such as Internet Protocol Television (IPTV) and Voice over IP
         (VoIP),

       - evolution to next generation networks such as IP Multimedia Subsystem
         (IMS), that enable truly converged services offerings like fixed-mobile convergence, and

       - technological changes, such as the introduction of 3G wireless technology, next-generation content systems and WiFi- and WiMax- based access technologies.

     - Customer focus, such as:

       - the desire of service providers to focus on their customers in order to build profitable customer relationships,

       - the "authority shift" toward the consumer, with customers demanding new, innovative services that can be accessed anytime and anywhere, as well as higher levels of customer service, and

       - the need for service providers to differentiate themselves by creating a unique and mutually valuable customer experience.

     - The need for operational efficiency, including:

       - the shift from in-house management to vendor solutions,

       - business needs of service providers to reduce costs and lower total cost of ownership while retaining high value customers in a highly competitive environment,

       - automating and integrating business processes that span across business support systems (BSS) and operations support systems (OSS), and

       - OSS transformation projects, designed to transform fragmented legacy OSS systems that can make it difficult to introduce new services in a timely and cost-effective manner.

ACQUISITIONS

     As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     On August 14, 2006, we acquired all of the capital stock of Cramer, a privately-held leading provider of OSS solutions. The aggregate purchase price for Cramer was $417.2 million, which consisted of $410.6 million in cash (including cash on hand), $2.2 million related to the assumption of stock options and restricted shares held by Cramer employees and $4.4 million of transaction costs. The purchase price is subject to post closing adjustments which we expect will not be material. We expect that our acquisition of Cramer will enable us to leverage and greatly enhance our current assets in the BSS and OSS market.

     On May 31, 2006, we acquired all of the capital stock of Qpass, a leading provider of digital commerce software and solutions. The aggregate purchase price for Qpass was $281.8 million, which consisted of $274.0 million in cash, $2.4 million related to the assumption of stock options held by Qpass employees and $5.4 million of transaction costs. We expect that this acquisition will allow us to support service providers and media companies seeking to launch and monetize digital content, and we believe that this acquisition positions us as the leader in the emerging digital content market.

     In August 2005, we acquired Longshine, a privately-held leading vendor of customer care and billing software in China, which counts three of China's four largest communications service providers among its customers. This acquisition enabled us to offer our products and services to Chinese service providers, and we believe it will help us expand our presence in this large and expanding market. The purchase price for Longshine was approximately $41.7 million, which included $8.9 million of additional purchase price as a result of the achievement of specified performance targets at the end of the first year from acquisition, and $1.3 million of transaction costs. We may also be obligated to pay up to approximately $8.0 million in additional purchase price over the next year based on the achievement of specified performance targets.

     In July 2005, we acquired from DST Systems, Inc., which we refer to as DST, all of the capital stock of DST's wholly owned subsidiaries, DST Innovis, Inc. and DST Interactive, Inc. We refer to these acquired subsidiaries together as DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies. The purchase price for DST Innovis was approximately $237.5 million, which included $3.2 million of transaction costs. We believe that this acquisition has positioned us to offer a comprehensive set of solutions to companies in the broadband industry as they transition to ICM.

     In connection with the DST Innovis acquisition, we signed a long-term agreement with DST, pursuant to which DST will continue to support the printing and mailing of bills for the DST Innovis customer base. Under the terms of that agreement, DST will be a preferred vendor of billing, printing, and mailing for projects that combine those services with billing support for additional Amdocs customers in the United States.

     Please see Note 3 to the consolidated financial statements included in this Annual Report.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either as part of our internal product development programs or in conjunction with a customer project. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $186.8 million, $144.5 million and $126.4 million in the fiscal years ended September 30, 2006, 2005 and 2004, respectively, representing 7.5%, 7.1% and 7.1%, respectively, of our revenue in these fiscal years.

     While we continued to upgrade our existing systems in fiscal 2006, we also devoted significant research and development efforts to the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts, during fiscal 2006 we invested in the next major release of our comprehensive portfolio, which we refer to as Amdocs 7. In October 2006, we made available the billing and mediation components of Amdocs 7, and we expect to release the comprehensive Amdocs 7 portfolio in the first half of fiscal 2007. Amdocs 7 will expand on the capabilities of our previous Amdocs 6 release by integrating new products for the cable broadband and satellite industry, by incorporating products recently acquired as a result of the Cramer and Qpass acquisitions and through operational and functional enhancements. Amdocs 7 will comprise an enhanced portfolio of modular billing, CRM, self-service, order management, mediation, OSS and content management software products.

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

     Our software and software systems are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of readily available software components licensed from third parties. As a developer of complex software systems, third parties may claim that portions of our systems infringe their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain, however, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have taken and intend to continue to take, several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, nondisclosure agreements, we enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information, and we also limit customer access to the source code of our software and software systems.

OPERATING RESULTS

     The following table sets forth for the fiscal years ended September 30, 2006, 2005 and 2004, certain items in our consolidated statements of operations reflected as a percentage of total revenue:


                                                         YEAR ENDED SEPTEMBER
                                                                 30,
                                                        ---------------------
                                                         2006    2005    2004
                                                        -----   -----   -----


Revenue:
  License.............................................    4.7%    4.9%    4.3%
  Service.............................................   95.3    95.1    95.7
                                                        -----   -----   -----
                                                        100.0   100.0   100.0
                                                        -----   -----   -----
Operating expenses:
  Cost of license.....................................    0.2     0.2     0.3
  Cost of service.....................................   63.7    63.4    63.0
  Research and development............................    7.5     7.1     7.1
  Selling, general and administrative.................   12.7    11.3    11.9
  Amortization of purchased intangible assets.........    1.5     0.8     1.0
  Restructuring charges, in-process research and
     development, and other acquisition related
     costs............................................    1.0     0.6      --
                                                        -----   -----   -----
                                                         86.6    83.4    83.3
                                                        -----   -----   -----
Operating income......................................   13.4    16.6    16.7
Interest income and other, net........................    1.7     1.1     0.3
                                                        -----   -----   -----
Income before income taxes............................   15.1    17.7    17.0
Income taxes..........................................    2.2     3.5     3.7
                                                        -----   -----   -----
Net income............................................   12.9%   14.2%   13.3%
                                                        =====   =====   =====


  FISCAL YEARS ENDED SEPTEMBER 30, 2006 AND 2005

     The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2006, compared to the fiscal year ended September 30, 2005. Following the table is a discussion and analysis of our business and results of operations for these years.


                                            YEAR ENDED SEPTEMBER        INCREASE
                                                    30,                (DECREASE)
                                          -----------------------   ----------------
                                             2006         2005       AMOUNT      %
                                          ----------   ----------   --------   -----
                                                    (IN THOUSANDS)
                                          ----------------------------------


Revenue:
  License...............................  $  116,285   $  100,044   $ 16,241    16.2%
  Service...............................   2,363,765    1,938,577    425,188    21.9
                                          ----------   ----------   --------
                                           2,480,050    2,038,621    441,429    21.7
                                          ----------   ----------   --------
Operating expenses:
  Cost of license.......................       4,003        4,083        (80)   (2.0)
  Cost of service.......................   1,579,823    1,291,572    288,251    22.3
  Research and development..............     186,760      144,457     42,303    29.3
  Selling, general and administrative...     313,997      232,066     81,931    35.3
  Amortization of purchased intangible
     assets.............................      37,610       15,356     22,254   144.9
  Restructuring charges, in-process
     research and development and other
     acquisition related costs..........      25,725       12,595     13,130   104.2
                                          ----------   ----------   --------
                                           2,147,918    1,700,129    447,789    26.3
                                          ----------   ----------   --------
Operating income........................     332,132      338,492     (6,360)   (1.9)
Interest income and other, net..........      41,741       22,303     19,438    87.2
                                          ----------   ----------   --------
Income before income taxes..............     373,873      360,795     13,078     3.6
Income taxes............................      55,237       72,159    (16,922)  (23.5)
                                          ----------   ----------   --------
Net income..............................  $  318,636   $  288,636   $ 30,000    10.4%
                                          ==========   ==========   ========



     Revenue. Total revenue increased by $441.4 million, or 21.7%, in fiscal 2006 to $2,480.0 million from $2,038.6 million in fiscal 2005. Approximately 58% of the increase in total revenue in fiscal 2006 was attributable to revenue contributed by acquisitions made during fiscal 2006 and during the fourth quarter of fiscal 2005, of which $187.6 was attributable to DST Innovis. The remainder of the increase in total revenue was primarily attributable to additional revenue from consolidation projects for existing Tier 1 customers.

     License and service revenue from the sale of ICM Enabling Systems was $2,201.2 million for fiscal 2006, an increase of $424.7 million, or 23.9%, from fiscal 2005. Approximately 60% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006 and during the fourth quarter of fiscal 2005, of which $187.6 was attributable to DST Innovis. The remainder of the increase in total revenue was attributable to additional revenue from consolidation projects for existing Tier 1 customers. License and service revenue from the sale of ICM Enabling Systems represented 88.8% and 87.1% of our total revenue in fiscal 2006 and 2005, respectively. The demand for our ICM Enabling Systems is primarily driven by the need for communications service providers to rapidly introduce new offerings and focus on their customers.

     License and service revenue from the sale of Directory Systems was $278.8 million for fiscal 2006, an increase of $16.7 million, or 6.4%, from fiscal 2005. Approximately 69% of the increase in Directory Systems revenue in fiscal 2006 was attributable to an increase in business related to Managed Services customers. License and service revenue from the sale of Directory Systems represented 11.2% and 12.9% of our total revenue in fiscal 2006 and 2005, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems in absolute amount will increase slightly in fiscal 2007.

     In fiscal 2006, revenue from customers in North America, Europe and the rest of the world accounted for 69.9%, 21.8% and 8.3%, respectively, of total revenue compared to 68.3%, 24.0% and 7.7%, respectively, for fiscal 2005. Approximately 54% of the increase in revenue from customers in North America was attributable to revenue contributed by DST Innovis, and the remainder was primarily attributable to projects for existing customers in North America. Revenue from customers in Europe increased in absolute amounts, but the increase was less than the 21.7% increase in our total revenue which resulted in a decrease in revenue from customers in Europe as a percentage of total revenue. The increase in revenue from customers in the rest of the world as a percentage of our total revenue in fiscal 2006 was attributable primarily to revenue contributed in China.

     Cost of License. Cost of license consists primarily of amortization of purchased computer software and intellectual property rights. Such amortization is relatively stable from period to period and, absent items that were fully amortized or impaired, is generally fixed in amount. Therefore, an increase or decrease in license revenue could cause a significant fluctuation in cost of license as a percentage of license revenue. In fiscal 2006, cost of license, as a percentage of license revenue, was 3.4% compared to 4.1% in fiscal 2005.

     Cost of Service. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense, warranty expense and costs of third-party products. The increase in cost of service in fiscal 2006 was 22.3%, which is greater than the increase in our total revenue in fiscal 2006. As a percentage of revenue, cost of service was 63.7%, compared to 63.4% in fiscal 2005. Cost of service in fiscal 2006 includes the effect of $18.0 million of equity-based compensation expense. Equity-based compensation expense in fiscal 2005 was insignificant. Our gross margin may vary depending on the types and geographic locations of projects that we undertake.

     Research and Development. As a percentage of revenue, research and development expense was 7.5% and 7.1% in fiscal 2006 and 2005, respectively. Research and development expense increased by $42.3 million, or 29.3%, in fiscal 2006 to $186.8 million from $144.5 million in fiscal 2005. The increase in research and development expense was attributable primarily to research and development activities in our efforts to develop new products for the cable broadband and satellite industry and integrate products into our ICM Enabling Systems as well as research and development activities related to the Qpass and Cramer acquisitions. Research and development expense in fiscal 2006 includes the effect of $4.7 million of equity-based compensation expense. Equity-based compensation expense in fiscal 2005 was not significant.

     While we invested in upgrading our existing systems in fiscal 2006, we also devoted significant research and development efforts to the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts, during fiscal 2006, we invested in the next major release of our comprehensive portfolio, Amdocs 7. In October 2006, we made available the billing and mediation components of Amdocs 7 and we expect to release the comprehensive Amdocs 7 portfolio in the first half of fiscal 2007. Amdocs 7 will expand on the capabilities of our previous Amdocs 6 release and will comprise an enhanced portfolio of modular billing, CRM, self-service, order management, mediation, OSS and content management software products.

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

     Selling, General and Administrative. Selling, general and administrative expense increased by $81.9 million, or 35.3%, in fiscal 2006 to $314.0 million from $232.1 million in fiscal 2005. Selling, general and administrative expense primarily consisted of compensation expense. The increase in selling, general and administrative expense was attributable to an overall increase in our operations including the impact of DST Innovis, Longshine, Qpass and Cramer acquisitions, as well as to the inclusion of $23.4 million of equity-based compensation expense. Equity-based compensation expense in fiscal 2005 was not significant.

     Amortization of Purchased Intangible Assets. Amortization of purchased intangible assets for fiscal 2006 was $37.6 million, compared to $15.4 million in fiscal 2005. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in the DST Innovis, Longshine, Qpass and Cramer acquisitions, partially offset by purchased intangible assets that were fully amortized in the first quarter of fiscal 2005.

     Restructuring Charges, In-Process Research and Development and Other Acquisition Related Costs. Restructuring charges, in-process research and development and other acquisition related costs in fiscal 2006 consisted of $25.7 million for the write-off of purchased in-process research and development related to our acquisitions of Cramer and Qpass. In fiscal 2005, restructuring charges, in-process research and development and other acquisition related costs consisted of an $8.1 million restructuring charge related to our restructuring plan in the fourth quarter of fiscal 2005 to allow better integration of our acquisitions of DST Innovis and Longshine and to improve efficiency, and a charge of $4.5 million for the write-off of purchased in-process research and development and other costs related to our acquisition of DST Innovis.

     In-process research and development was written-off as of the closing dates of the acquisitions, in accordance with Financial Accounting Standards Board Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The in-process research and development had no alternative future use and had not reached technological feasibility as of the closing date of the acquisition. The acquisition of Cramer accounted for $17.3 million of in-process research and development during fiscal 2006, which related to the next two major releases of Cramer's current technology, of which one was launched during the first quarter of fiscal 2007.

     Operating Income. Despite the 21.7% increase in revenue in fiscal 2006, operating income in fiscal 2006 was negatively affected by the inclusion of $46.2 million of equity-based compensation expense, by the $22.3 million increase in amortization of purchased intangible assets and by the $13.1 million increase in restructuring charges, in-process research and development and other acquisition related costs. In total, fiscal 2006 operating income decreased by $6.4 million, or 1.9%, to $332.1 million from $338.5 million in fiscal 2005.

     Interest Income and Other, Net. Interest income and other, net increased by $19.4 million, or 87.2%, in fiscal 2006 to $41.7 million from $22.3 million in fiscal 2005. The increase in interest income and other, net, was primarily attributable to the increase in market interest rates on our short-term interest-bearing investments.

     Income Taxes. Income taxes for fiscal 2006 were $55.2 million on pretax income of $373.9 million, which resulted in an effective tax rate of 14.8% compared to 20% in fiscal 2005. Of the reduction in our effective tax rate, 3.0% was attributable to an increase in lower taxed earnings from global operations and approximately 2.2% was attributable to the net effect of acquisition-related costs and equity-based compensation expense. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

     See the discussion below under the caption "Effective Tax Rate."

     Net Income. Net income was $318.6 million in fiscal 2006, compared to net income of $288.6 million in fiscal 2005. The increase in net income was attributable to the overall increase in our operations, the increase in interest income and other, net, and the decrease in our effective tax rate partially offset by the increase in restructuring charges, in-process research and development and other, the increase in amortization of purchased intangible assets, and by the inclusion of equity-based compensation expense during fiscal 2006.

     Diluted Earnings Per Share. Diluted earnings per share was $1.48 for fiscal 2006, compared to $1.35 in fiscal 2005. The increase in diluted earnings per share resulted primarily from the increase in net income. Please see Note 18 to the consolidated financial statements included in this Annual Report.

  FISCAL YEARS ENDED SEPTEMBER 30, 2005 AND 2004

     The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2005, compared to the fiscal year ended September 30, 2004. Following the table is a discussion and analysis of our business and results of operations for these years.


                                            YEAR ENDED SEPTEMBER        INCREASE
                                                    30,                (DECREASE)
                                          -----------------------   ----------------
                                             2005         2004       AMOUNT      %
                                          ----------   ----------   --------   -----
                                                    (IN THOUSANDS)
                                          ----------------------------------


Revenue:
  License...............................  $  100,044   $   76,586   $ 23,458    30.6%
  Service...............................   1,938,577    1,697,146    241,431    14.2
                                          ----------   ----------   --------
                                           2,038,621    1,773,732    264,889    14.9
                                          ----------   ----------   --------
Operating expenses:
  Cost of license.......................       4,083        5,022       (939)  (18.7)
  Cost of service.......................   1,291,572    1,117,810    173,762    15.5
  Research and development..............     144,457      126,407     18,050    14.3
  Selling, general and administrative...     232,066      210,384     21,682    10.3
  Amortization of purchased intangible
     assets.............................      15,356       17,909     (2,553)  (14.3)
  Restructuring charges and other.......      12,595           --     12,595      --
                                          ----------   ----------   --------
                                           1,700,129    1,477,532    222,597    15.1
                                          ----------   ----------   --------
Operating income........................     338,492      296,200     42,292    14.3
Interest income and other, net..........      22,303        4,903     17,400   354.9
                                          ----------   ----------   --------
Income before income taxes..............     360,795      301,103     59,692    19.8
Income taxes............................      72,159       66,243      5,916     8.9
                                          ----------   ----------   --------
Net income..............................  $  288,636   $  234,860   $ 53,776    22.9%
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

     License and service revenue from the sale of ICM Enabling Systems was $1,776.5 million for fiscal 2005, an increase of $239.5 million, or 15.6%, from fiscal 2004. Approximately 23.2% of the increase was attributable to revenues from Managed Services customers. Approximately 21.5% of the increase was attributable to revenue contributed by DST Innovis, and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of ICM Enabling Systems represented 87.1% and 86.7% of our total revenue in fiscal 2005 and 2004, respectively. The demand for our ICM Enabling Systems is primarily driven by the need for communications service providers to continue to integrate their billing, CRM and order management systems into Integrated Customer Management products and services.

     License and service revenue from the sale of Directory Systems was $262.1 million for fiscal 2005, an increase of $25.4 million, or 10.7%, from fiscal 2004. Approximately 88.2% of the increase in Directory Systems revenue in fiscal 2005 was attributable to an increase in business related to Managed Services customers and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of Directory Systems represented 12.9% and 13.3% of our total revenue in fiscal 2005 and 2004, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve.

     In fiscal 2005, revenue from customers in North America, Europe and the rest of the world accounted for 68.3%, 24.0% and 7.7%, respectively, of total revenue compared to 65.9%, 27.1% and 7.0%, respectively, for fiscal 2004. Approximately 35.9% of the increase in revenue from customers in North America was attributable to Managed Services agreements, approximately 21.9% of the increase was attributable to revenue contributed by DST Innovis, and the remainder was attributable to additional revenue from existing and new customers in North America. Revenue from customers in Europe, in absolute amounts, was relatively stable compared to fiscal 2004, and this resulted in a decrease as a percentage of total revenue. The increase in revenue from customers outside of North America and Europe was attributable to additional revenue from existing and new customers.

     Cost of License. Cost of license consists primarily of amortization of purchased computer software and intellectual property rights. Such amortization is relatively stable from period to period and, absent items that were fully amortized or impaired, is generally fixed in amount. Therefore, an increase or decrease in license revenue could cause a significant fluctuation in cost of license as a percentage of license revenue. In fiscal 2005, cost of license, as a percentage of license revenue, was 4.1% compared to 6.6% in fiscal 2004.

     Cost of Service. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense, warranty expense and costs of third-party products. Cost of service increased by 15.5% in fiscal 2005 as compared to fiscal 2004. This increase in cost of service was slightly higher than the 14.9% increase in our total revenue in fiscal 2005. As a percentage of revenue, cost of service was 63.4% compared to 63.0% in fiscal 2004. Our gross margin may vary depending on the types and geographic locations of projects that we undertake.

     Research and Development. As a percentage of revenue, research and development expense was 7.1% in fiscal 2005 and 2004. Research and development expense increased by $18.1 million, or 14.3%, in fiscal 2005 to $144.5 million from $126.4 million in fiscal 2004. Approximately 85.4% of the increase, in absolute amounts, was attributable to the acquisition of DST Innovis. While we continued to upgrade our existing systems in fiscal 2005, we also devoted significant research and development efforts in fiscal 2005 to the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts, in February 2005, we launched a comprehensive portfolio of products, which we refer to as Amdocs
6. Amdocs 6 is our pre-integrated portfolio of modular, billing, CRM, self-service, order management, mediation and content revenue management software products. The majority of our research and development expenditures is directed at our ICM Enabling Systems, and the remainder to Directory Systems. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue, would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see the discussion above under the caption "Research and Development, Patents and Licenses."

     Selling, General and Administrative. Selling, general and administrative expense increased by $21.7 million, or 10.3%, in fiscal 2005 to $232.1 million from $210.4 million in fiscal 2004. Selling, general and administrative expense primarily consisted of compensation expense. The increase in selling, general and administrative expense was attributable to an overall increase in our operations, as well as to the increase in our selling and marketing efforts, although the 10.3% increase was less than the 14.9% increase in our total revenue.

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

     Restructuring Charges, In-Process Research and Development and Other Acquisition Related Costs. Restructuring charges, in-process research and development and other acquisition related costs in fiscal 2005 consisted of an $8.1 million restructuring charge related to our restructuring plan in the fourth quarter of fiscal

2005, and a charge of $4.5 million for the write-off of purchased in-process research and development and other costs related to our acquisition of DST Innovis.

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

     Diluted Earnings Per Share. Diluted earnings per share was $1.35 for fiscal 2005, compared to $1.08 in fiscal 2004. The increase in diluted earnings per share resulted from the increase in net income and from the reduction in diluted weighted average number of shares outstanding due to our share repurchases during fiscal 2004 and 2005, partially offset by the dilutive effect of our convertible notes. Please see Note 18 to the consolidated financial statements included in this Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $979.4 million as of September 30, 2006, compared to $1,145.6 million as of September 30, 2005. The decrease during fiscal 2006 is attributable to the use of approximately $624.8 million in net cash paid in connection with our Cramer and Qpass acquisitions and approximately $80.7 million for capital expenditures, partially offset by $429.2 million in positive cash flows from operations and $106.9 million in proceeds from the exercise of employee stock options. Net cash provided by operating activities amounted to $429.2 million for fiscal 2006 and $381.8 million for fiscal 2005. We currently intend to retain our future operating cash flows to support the further expansion of our business, including by acquisitions.

     Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

     In March 2004, we issued $450.0 million aggregate principal amount of our 0.50% Notes through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We used the net proceeds and additional cash resources to retire $400.2 million of outstanding debt. We also used approximately $170.1 million of the net proceeds from the sale of the 0.50% Notes to repurchase approximately 6.1 million ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the offering. As of September 30, 2006, $450.0 million aggregate principal amount of our 0.50% Notes were outstanding.

     As of September 30, 2006, we had available short-term general revolving lines of credit totaling $30.9 million, none of which was outstanding. In addition, as of September 30, 2006, we had outstanding letters of credit and bank guarantees from various banks totaling $8.7 million.

     As of September 30, 2006, we had outstanding short-term loans of $1.7 million, which are secured by specified pledges and guaranties.

     The following table summarizes our contractual obligations as of September 30, 2006, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):


                                                        CASH PAYMENTS DUE BY PERIOD
                                               --------------------------------------------
                                                        LESS THAN     1-3     4-5    OVER 5
CONTRACTUAL OBLIGATIONS                         TOTAL     1 YEAR     YEARS   YEARS    YEARS
-----------------------                        ------   ---------   ------   -----   ------


Convertible notes............................  $455.8     $ 2.4     $453.4   $  --    $  --
Financing arrangements.......................     1.7       1.7         --      --       --
Pension funding..............................    19.9       1.9        5.4     3.9      8.7
Non-cancelable operating leases..............   293.9      72.8      147.7    48.7     24.7
                                               ------     -----     ------   -----    -----
                                               $771.3     $78.8     $606.5   $52.6    $33.4
                                               ======     =====     ======   =====    =====



     Our capital expenditures were approximately $80.7 million in fiscal 2006. Approximately 80% of these expenditures consisted of purchases of computer equipment with the remainder attributable mainly to leasehold improvements. Our policy is to fund our capital expenditures principally from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

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

NET DEFERRED TAX ASSETS

     As of September 30, 2006, deferred tax assets of $29.3 million, derived from net capital and operating loss carry forwards related to some of our subsidiaries, were offset by valuation allowances due to the uncertainty of the realizing any tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes or through goodwill.

EFFECTIVE TAX RATE

     Our effective tax rate for fiscal year 2006 was 14.8%, compared to 20% in fiscal 2005. Our effective tax rate depends on the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. We expect our effective tax rate in fiscal 2007 to be between 14% and 16%.

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

     We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date. Our critical accounting policies are as follows:

     - Revenue recognition and contract accounting

     - Tax accounting

     - Business combinations

     - Equity-based compensation expense

     - Goodwill and intangible assets

     - Derivative and hedge accounting

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

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the Managed Services arrangement. Typically, Managed Services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. A significant portion of our revenue is recognized over the course of long-term projects under the percentage of completion method of accounting. The percentage of completion method requires the exercise of judgment, such as with respect to estimations of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

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

  TAX ACCOUNTING

     As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. This process involves us estimating our current tax exposure, which is accrued as taxes payable, together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

     Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome and in assessing the need for the valuation allowance, there is no assurance that the final tax outcome and the valuation allowance will not be different than those that are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

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

  BUSINESS COMBINATIONS

     In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development based on their estimated fair values. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

     Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain assets acquired and liabilities assumed include but are not limited to: future expected cash flows from license and service sales, maintenance and hosting agreements, customer contracts and acquired developed technologies, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed, the acquired company's brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

  EQUITY-BASED COMPENSATION EXPENSE

     We account for equity-based compensation in accordance with SFAS No. 123(R), Share-Based Payment. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service periods. Determining the fair value of share-based awards at the grant date requires the exercise of judgment. In addition, the exercise of judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, equity-based compensation expense and our results of operations could be materially impacted. Please see further discussion below under the caption "Adoption of New Accounting Standard."

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

  DERIVATIVE AND HEDGE ACCOUNTING

     Approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses are denominated in U.S. dollar or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency exposure to lower fluctuations in revenue and expenses. The majority of our hedging arrangements are classified as cash flow hedges. Accordingly, changes in the fair value of these forward exchange contracts and options are recorded in other comprehensive income (loss). We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

  ACCOUNTS RECEIVABLE RESERVES

     The allowance for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. We evaluate accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay. If collection is not reasonably assured at the time the transaction is consummated, we do not recognize revenue until collection becomes reasonably assured. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts is established either through a charge to selling, general and administrative expenses or as a reduction to revenue.

     Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

ADOPTION OF NEW ACCOUNTING STANDARD

  ACCOUNTING FOR EQUITY-BASED COMPENSATION

     Effective October 1, 2005, we adopted FASB Statement No. 123 (revised
2004), "Share-Based Payment," a revision of SFAS No. 123 ("SFAS 123(R)"). SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the U.S. Securities and Exchange Commission, or the SEC, issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R). Prior to October 1, 2005, we accounted for equity-based payments to employees under the recognition and measurement provisions of APB No. 25. Equity-based compensation expense recognized under SFAS 123(R) for fiscal 2006 was $46.2 million.

     As of September 30, 2006, there was $63.5 million of unrecognized compensation expense related to nonvested stock options and nonvested restricted stock awards. We recognize compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

     We adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in fiscal 2006 include (a) compensation costs for all stock-based payments granted prior to, but that had not yet vested as of, October 1, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) compensation costs for the equity-based payments granted subsequent to October 1, 2005, based on the grant date fair value estimated in accordance with SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-options awards and value restricted stock based on the market value of the underlying shares at the date of grant. We recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

     As a result of adopting SFAS 123(R) on October 1, 2005, our income before income taxes for fiscal 2006 (not including restricted stock expense) was $40.4 million lower than if we had continued to account for equity-based compensation under APB No. 25. Net income for fiscal 2006 (not including restricted stock expense) was $35.7 million lower than if we had continued to account for equity-based compensation under APB No. 25. Basic earnings per share for fiscal 2006 was $0.17 lower than if we had continued to account for equity-based compensation under APB No. 25. Diluted earnings per share for fiscal 2006 was $0.15 lower than if we had continued to account for equity-based compensation under APB No. 25.

     Prior to the adoption of SFAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. SFAS 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The $0.7 million excess tax benefit classified as financing cash inflows would have been classified as an operating cash inflow if we had not adopted SFAS 123(R).

     We use a combination of implied volatility of the Company's traded options and historical stock price volatility ("blended volatility") as the expected volatility assumption required in the Black-Scholes option valuation model. Prior to October 1, 2005, we had used our historical stock price volatility in accordance with SFAS 123 for purpose of presenting pro forma information. The selection of the blended volatility approach was based upon the availability of traded options on our shares and our assessment that blended volatility is more representative of future share price trends than historical volatility. As equity-based compensation expense recognized in the Consolidated Statement of Operations for fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under SFAS 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

RECENT ACCOUNTING PRONOUNCEMENTS

     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status, measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

     SFAS 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. We are currently evaluating the effect that the application of SFAS 158 will have on our consolidated results of operations and financial condition.

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the effect that the application of SFAS 157 will have on our consolidated results of operations and financial condition.

     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements -- Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We do not believe SAB 108 will have a material effect on our financial statements and related disclosures.

     In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," An Interpretation of SFAS No. 109, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the application of FIN 48 will have on our consolidated results of operations and financial condition.

     In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FASB Statement No. 133 and 140 ("FAS 155"), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. We are currently evaluating the effect of SFAS 155, which is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries.

     As of November 30, 2006, our directors, senior managers and key employees upon whose work we are dependent were as follows:


NAME                        AGE                   POSITION
----                        ---                   --------


Bruce K. Anderson(2)(4)..   66      Chairman of the Board, Amdocs Limited
Adrian Gardner(1)(3).....   44      Director and Chairman of the Audit
                                      Committee, Amdocs Limited
Charles E. Foster(1)(3)..   70      Director and Chairman of the
                                      Nominating and Corporate Governance
                                      Committee, Amdocs Limited
James S. Kahan(2)(3)(4)..   59      Director and Chairman of the
                                      Compensation Committee, Amdocs
                                      Limited
Julian A. Brodsky(3).....   73      Director, Amdocs Limited
Nehemia Lemelbaum(4).....   64      Director, Amdocs Limited
John T. McLennan(1)......   61      Director, Amdocs Limited
Robert A.                   54
  Minicucci(2)(4)........           Director, Amdocs Limited
Simon Olswang(1).........   63      Director, Amdocs Limited
Mario Segal(3)...........   59      Director, Amdocs Limited
Joseph Vardi.............   64      Director, Amdocs Limited
Dov Baharav(4)...........   56      Director, Amdocs Limited; President
                                      and Chief Executive Officer, Amdocs
                                      Management Limited
Eli Gelman...............   48      Director, Amdocs Limited; Executive
                                      Vice President and Chief Operating
                                      Officer, Amdocs Management Limited
Ron Moskovitz............   43      Senior Vice President and Chief
                                      Financial Officer, Amdocs Management
                                      Limited
Harel Kodesh.............   48      Senior Vice President and Chief
                                      Products Officer, Amdocs Management
                                      Limited
Michael Matthews.........   50      Senior Vice President and Chief
                                      Marketing Officer, Amdocs Management
                                      Limited
Thomas G. O'Brien........   46      Treasurer and Secretary, Amdocs
                                      Limited
Spyros Christodoulides...   45      Managing Director, Amdocs Development
                                      Limited


--------

   (1) Member of the Audit Committee

   (2) Member of the Compensation Committee

   (3) Member of the Nominating and Corporate Governance Committee

   (4) Member of the Executive Committee

     Bruce K. Anderson has been Chairman of the Board of Directors of Amdocs since September 1997. Since August 1978, Mr. Anderson has been a general partner of Welsh, Carson, Anderson & Stowe ("WCAS"), an investment firm that specializes in the acquisition of companies in the information and business services and health care industries. Until September 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. Mr. Anderson served for nine years with Automated Data Processing, Inc. ("ADP") until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of Alliance Data Systems, Inc., a publicly held company that provides transaction, credit and marketing services to large consumer based businesses.

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

     Charles E. Foster has been a director of Amdocs since December 2001 and is Chairman of the Nominating and Corporate Governance Committee. He was Chairman of the Board of Prodigy Communications Corporation from June until November 2001. From April 1997 until June 2001, Mr. Foster served as Group President of SBC, where he was responsible, at various times, for engineering, network, centralized services, marketing and operations, information systems, procurement, treasury, international operations, wireless services, merger integration, real estate, yellow pages and cable TV operations. On November 18, 2005, SBC acquired AT&T Corp. and became AT&T Inc., which we refer to as AT&T. AT&T, together with its affiliates, holds 5.2% of our outstanding ordinary shares and is a significant customer of ours. Mr. Foster serves as trustee of the Southwest Foundation for Bio-Medical Research, a non-profit research institute. Mr. Foster is a member of the Texas Society of Professional Engineers and a director of Morningside Ministries, a non-profit operator of nursing homes in the San Antonio area.

     James S. Kahan has been a director of Amdocs since April 1998 and is Chairman of the Compensation Committee. Since 1983, he has worked at SBC, which is now known as AT&T, and currently serves as a Senior Executive Vice President, a position he has held since 1992. AT&T, together with its affiliates, holds 5.2% of our outstanding ordinary shares and is a significant customer of ours. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp.

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

     Simon Olswang has been a director of Amdocs since November 2004. In 2002, Mr. Olswang retired as Chairman of Olswang, a media and communications law firm in the United Kingdom that he founded in 1981. He is a member of the Boards of Directors of The British Library, DIC Entertainment Corporation and the British Screen Advisory Council, and he has served as a non-executive director of a number of companies and organizations, including Aegis Group plc, The Press Association and the British Film Institute. Mr. Olswang serves as Chairman of Governors of Langdon College of Further (Special) Education in Salford, of which he is a co-founder and trustee.

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

     Joseph Vardi has been a director of Amdocs since November 2006. He co-founded numerous technology and other companies, including Advanced Technology Ltd, International Technologies Lasers Ltd and Contigo Mobility Inc. In 1998, Dr. Vardi served as chairman of Mirabilis Ltd., which created ICQ, the first internet-wide instant messaging application, and which was acquired by America Online Inc in 1998. Dr. Vardi has served as an advisor to AOL since 1999. From 2003 to 2005, Dr. Vardi served as an advisor to Amazon Inc. Since May 2006, he has served as an advisor to Commtouch Software Ltd., an email security company, and since April 2006, he has served as an advisor to RichFX Inc, a rich media merchandising company. From 1970 to 1974, Dr. Vardi was Director General of the Israeli Ministry of Development, and from 1977 to 1979, he was Director General of the Ministry of Energy and the chairman of the Israeli National Oil Company. From 1971 to 1974 he was chairman of Israel Chemicals LTD., Israel's largest natural resources company. Dr. Vardi has served on the boards of numerous government and private corporations, including the advisory board of the Central Bank of Israel, Israel Electric Corp., Bezeq, Scitex and Israel Oil Refineries LTD.

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

     Eli Gelman has been a director of Amdocs and the Executive Vice President of Amdocs Management Limited since July 2002 and its Chief Operating Officer since October 2006. Mr. Gelman has more than 28 years of experience in the software industry, including the last 17 years with Amdocs. Prior to his current position, he was a division president, where he headed our United States sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks.

     Ron Moskovitz has been Senior Vice President and the Chief Financial Officer of Amdocs Management Limited since July 2002, and has overall responsibility for the financial reporting, treasury, planning and control, operations and investor relationsof our operating subsidiaries. Mr. Moskovitz joined Amdocs in 1998 and served until July 2002 as Vice President of Finance. He has been responsible for the Company's financial organization, and was involved in Amdocs' initial public offering, merger and acquisition activities and various other financial operations. Prior to joining Amdocs, Mr. Moskovitz served in various senior financial positions with Tower Semiconductor, a publicly held semiconductor manufacturer. Mr. Moskovitz is a Certified Public Accountant (Isr) and holds an MBA degree.

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

     Spyros Christodoulides is Managing Director of Amdocs Development Limited. Mr Christodoulides joined Amdocs in March 2006 and is also the Financial Controller of Amdocs Development Limited in Cyprus. Prior to joining Amdocs, Mr. Christodoulides worked for almost sixteen years for Reuters, a global information company, where he held several senior financial positions. Mr Christodoulides is a member of the American Institute of Certified Public Accountants and of the Cyprus Institute of Certified Public Accountants and he is a registered auditor in Cyprus.

COMPENSATION

     Our directors who are not employees of the Company, which we refer to as our Non-Employee Directors, receive compensation for their services as directors in the form of cash and options to purchase ordinary shares. Our compensation policy provides that each Non-Employee Director receives an annual cash payment of $35,000. Each member of our Audit and Executive Committees who is a Non-Employee Director receives an annual cash payment of $10,000. In addition, the chairmen of our Audit and Executive Committees each receive an annual cash payment of $10,000 and the chairmen of our Compensation and Nominating and Corporate Governance Committees each receive an annual cash payment of $5,000. Upon election or appointment to our Board of Directors, each Non-Employee Director also receives an initial option grant for the purchase of 12,000 ordinary shares. Thereafter, Non-Employee Directors receive an annual option grant for the purchase of 11,500 ordinary shares. All option grants to our Non-Employee Directors vest as to one-quarter of the shares immediately, with the remainder vesting annually in three equal installments. The exercise price of all options granted to our Non-Employee Directors is the NYSE closing price of our shares on the last trading day preceding the grant date. Each Non-Employee Director receives $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of the Board of Directors, except for Non-Employee Directors who are members of our Audit Committee or Executive Committee, who each receive $2,000 per meeting. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

     During fiscal 2006, we granted to ten Non-Employee Directors options to purchase an aggregate of 75,000 ordinary shares at a weighted average price of $27.60 per share, with vesting over three year terms.

     All options were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below -- "Share Ownership -- Employee Stock Option and Incentive Plan".

     A total of 18 persons who served either as directors of Amdocs or members of its administrative, supervisory or management bodies during all or part of fiscal 2006 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $8.9 million, which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. Included in this amount is remuneration to one former officer for the applicable portion of fiscal 2006.

BOARD PRACTICES

     Our Board of Directors is comprised of 13 directors, 12 of whom were elected to our Board of Directors at our annual meeting of shareholders on January 19, 2006, and one of whom was elected by our Board of Directors on November 1, 2006. All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

     Other than the employment agreements between us and the President and Chief Executive Officer of Amdocs Management Limited, and the Executive Vice President and Chief Operating Officer of Amdocs Management Limited, which provide for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment.

  BOARD COMMITTEES

     Our Board of Directors has formed four committees set forth below. Members of each committee are appointed by the Board of Directors.

     The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to our independent registered public accounting firm, the performance of our independent registered public accounting firm, and assists with the Board of Directors' oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting. The current members of our Audit Committee are Messrs. Gardner (Chair), Foster, McLennan and Olswang, all of whom are independent directors, as defined by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an "audit committee financial expert" as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. The Audit Committee written charter is available on our website at www.amdocs.com.

     The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our

Board of Directors and our management. The current members of the Nominating and Corporate Governance Committee are Messrs. Foster (Chair), Brodsky, Gardner, Kahan and Segal, all of whom are independent directors, as required by the NYSE listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

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

WORKFORCE PERSONNEL

     The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location:


                                                         AS OF SEPTEMBER 30,
                                                      ------------------------
                                                       2006     2005     2004
                                                      ------   ------   ------


Software and Information Technology
     Israel.........................................   4,686    4,090    4,100
     North America..................................   4,391    4,173    3,400
     Rest of World..................................   5,749    3,747    2,100
                                                      ------   ------   ------
                                                      14,826   12,010    9,600
  Management and Administration.....................   1,408    1,190    1,000
                                                      ------   ------   ------
Total workforce.....................................  16,234   13,200   10,600
                                                      ======   ======   ======



     As of September 30, 2006, our workforce consisted of approximately 14,800 software and information technology specialists, engaged in research, development, consulting, maintenance and support activities, and approximately 1,400 management and administrative professionals.

     As a company with global operations, we are required to comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Brazil, Canada, China, Cyprus, Europe, India, Israel, Japan, Mexico, South Africa and the United States. Our employees in Europe are protected, in some countries, by mandatory collective bargaining agreements. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in particular countries, our compliance with such regulations could become more burdensome.

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

SHARE OWNERSHIP

  SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY
  EMPLOYEES

     As of November 30, 2006, the aggregate number of our ordinary shares beneficially owned by our directors and officers was 17,607,162 shares. This number includes 10,747,698 ordinary shares held by AT&T, since Mr. Kahan, Senior Executive Vice President of AT&T, serves on our Board of Directors, and accordingly, he may be deemed to be the beneficial owner of the shares held by AT&T. Mr. Kahan disclaims beneficial ownership of such shares. Historically, this number also included shares held by WCAS, since Messrs. Anderson and Minicucci, affiliates of WCAS, serve on our Board of Directors. As of September 24, 2003, various investment partnerships affiliated with WCAS ceased to be shareholders of the Company. See "Major Shareholders and Related Party Transactions". As of November 30, 2006, other than Mr. Kahan, none of our directors or officers beneficially owned 1% or more of our outstanding ordinary shares.

     Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

  STOCK OPTION AND INCENTIVE PLAN

     Our Board of Directors has adopted, and our shareholders have approved, our 1998 Stock Option and Incentive Plan, as amended (the "1998 Plan"), pursuant to which up to 46,300,000 of our Ordinary Shares may be issued. The 1998 Plan expires on January 17, 2016.

     The 1998 Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the 1998 Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. As of September 30, 2006, of the 46,300,000 ordinary shares available for issuance under the 1998 Plan, 12,790,097 ordinary shares had been issued as a result of option exercises and restricted shares issuance, under the provisions of the 1998 Plan, and 11,247,751 ordinary shares remained available for future grants. As of November 30, 2006, there were outstanding options to purchase an aggregate of 22,480,888 ordinary shares at exercise prices ranging from $1.92 to $78.31 per share and an aggregate of 731,149 restricted shares.

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

     As a result of acquisitions, as of September 30, 2006, we are obligated to issue (and have reserved for issuance) an additional 531,794 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $0.38 to $71.97 per share. No additional options have been or will be granted under these predecessor plans.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of November 30, 2006 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 207,415,797 ordinary shares outstanding as of November 30, 2006.


                                                                 SHARES
                                                              BENEFICIALLY   PERCENTAGE
NAME AND ADDRESS                                                  OWNED       OWNERSHIP
----------------                                              ------------   ----------


Massachusetts Financial Services Company(1).................   19,359,027        9.3%
  500 Boylston Street, 15th Floor
  Boston, Massachusetts 02116
AT&T Inc.(2)................................................   10,747,698        5.2%
  175 E. Houston Street
  San Antonio, Texas 78205-2233
All directors and executive officers as a group (18
  persons)(3)...............................................   17,607,162        8.5


--------

   (1) The address of Massachusetts Financial Services Company ("MFS") is 500 Boylston Street, Boston, Massachusetts 02116. Based on a Schedule 13G filed by MFS with the SEC on February 14, 2006, as of December 31, 2005, MFS has sole voting power over 19,164,807 of our ordinary shares and sole dispositive power over 19,359,027 ordinary shares.

   (2) The address of AT&T Inc. is 175 East Houston, San Antonio, Texas 78205. Based upon information provided to us by AT&T, as of November 30, 2006, AT&T beneficially owned 10,747,698 of our ordinary shares. James S. Kahan, Senior Executive Vice President of AT&T, serves on our Board of Directors.

   (3) Includes ordinary shares held by AT&T. See footnote 2 above. Mr. Kahan, Senior Executive Vice President of AT&T, serves on our Board of Directors and, accordingly, may be deemed to be the beneficial owner of the ordinary shares held by AT&T. Mr. Kahan disclaims beneficial ownership of such shares. Also includes options granted to our directors and executive officers that are exercisable within 60 days of November 30, 2006.

     Over the last three years, our major shareholders have included our directors and executive officers as a group, AT&T, Fidelity Management and Research, or FMR, which became a major shareholder in fiscal 2003, MFS, which became a major shareholder in September 2003, and other institutional investors. AT&T's share ownership has decreased to 5.2% as of November 30, 2006 from 9.1% in November 2002. FMR ceased to be a major shareholder in fiscal 2004.

     As of November 30, 2006, our ordinary shares were held by 224 recordholders. Based on a review of the information provided to us by our transfer agent, 166 recordholders, holding approximately 99% of our outstanding ordinary shares held of record, were residents of the United States.

RELATED PARTY TRANSACTIONS

     In addition to being a major shareholder, AT&T, and some of its operating subsidiaries, are also significant customers of ours. During fiscal 2006 and 2005, AT&T and those subsidiaries accounted for approximately 10% or more of our revenue in each of these years. We expect that revenue currently attributable to Cingular will become attributable to AT&T in fiscal 2007 as a result of the pending acquisition of Bell South by AT&T, pursuant to which we expect AT&T will acquire complete ownership of Cingular. Mr. Kahan, a member of our Board of Directors, is also Senior Executive Vice President of AT&T.

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

ITEM 9.  THE OFFER AND LISTING

     Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol "DOX". The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:


                                                             HIGH      LOW
                                                            ------   ------


FISCAL YEAR ENDED SEPTEMBER 30
2002......................................................  $39.25   $ 6.10
2003......................................................  $27.25   $ 5.85
2004......................................................  $30.69   $18.08
2005......................................................  $30.96   $20.70
2006......................................................  $41.01   $24.30
QUARTER
Fiscal 2005:
  First Quarter...........................................  $27.56   $20.70
  Second Quarter..........................................  $30.66   $24.29
  Third Quarter...........................................  $30.96   $25.48
  Fourth Quarter..........................................  $30.30   $25.97
Fiscal 2006:
  First Quarter...........................................  $28.91   $24.30
  Second Quarter..........................................  $36.07   $27.00
  Third Quarter...........................................  $39.15   $33.20
  Fourth Quarter..........................................  $41.01   $32.89
Fiscal 2007:
  First Quarter (through December 8, 2006)................  $40.74   $36.38
MOST RECENT SIX MONTHS
  June, 2006..............................................  $38.09   $33.20
  July, 2006..............................................  $38.00   $32.89
  August, 2006............................................  $38.50   $34.25
  September, 2006.........................................  $41.01   $37.80
  October, 2006...........................................  $40.74   $38.62
  November, 2006..........................................  $40.24   $36.38


ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The Company is registered at the Greffe (Companies Registry) in Guernsey, the Channel Islands and has been assigned company number 19528, with its registered office situated at Suite 5, Tower Hill House, Le Bordage, St Peter Port, Island of Guernsey, GY1 3QT, Channel Islands. The telephone number at that location is +44-1481-728444.

     The purpose of the Company is to perform any and all corporate activities permissible under Guernsey law, as set forth in detail at Clause 3(1) to (37) of the Memorandum of Association of the Company (the "Memorandum of Association").

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

     The share capital of the Company is L5,750,000 divided into (i) 25,000,000 preferred shares with a par value of L0.01 per share and (ii) 550,000,000 ordinary shares with a par value of L0.01 per share, consisting of 500,000,000 voting ordinary shares and 50,000,000 non-voting ordinary shares. As of September 30, 2006, 206,792,730 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are as follows:

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

     Provisions in respect of the holding of general meetings and extraordinary general meetings are set out at Articles 14, 15 and 16 of the Articles of Association. The Articles of Association provide that an annual general meeting must be held once in every calendar year (provided that not more than 15 months have elapsed since the last such meeting) at such time and place as the directors appoint and, in default, an annual general meeting may be convened by any two members holding at least 10% in the aggregate of the Company's share capital. The directors may, whenever they deem fit, convene an extraordinary general meeting, and extraordinary general meetings will also be convened on the requisition in writing of holders of at least 20% of the issued share capital of the Company carrying voting rights or, if the directors fail upon such requisition to convene such meeting within 21 days, then such meeting may be convened by such holders in such manner as provided by the Companies (Guernsey) Law, 1994 (the "Companies Law"). A minimum of 10 days' written notice is required in connection with an annual general meeting and a minimum of 14 days' written notice is required in connection with any other meeting. The notice shall specify the place, the day and the hour of the meeting, and in the case of any special business, the general nature of that business to such persons as are entitled by the Articles of Association to receive such notices from the Company provided that a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in the Articles, be deemed to have been duly called if it is so agreed by all the members entitled to attend and vote thereat.

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

MATERIAL CONTRACTS

     On April 17, 2006, we and a wholly-owned subsidiary entered into an Agreement and Plan of Merger with Qpass and Ray A. Rothrock, as agent of the shareholders of Qpass. The aggregate purchase price for Qpass was $281.8 million, which consisted of $274.0 million in cash, $2.4 million related to the assumption of stock options held by Qpass employees and $5.4 million of transaction costs. The description of this agreement is not complete and is qualified in its entirety by reference to the full text of agreement, which was filed as Exhibit 99.1 to our April 21, 2006 Form 6-K Report of Foreign Private Issuer.

     On July 18, 2006, we and a wholly-owned subsidiary entered into a Share Sale and Purchase Agreement to acquire all the capital stock of Cramer. The aggregate purchase price for Cramer was $417.2 million, which consisted of $410.6 million in cash (including cash on hand), $2.2 million related to the assumption of stock options and restricted shares held by Cramer employees and $4.4 million of transaction costs. The purchase price is subject to post closing adjustments that we expect will not be material. The description of this agreement is not complete and is qualified in its entirety by reference to the full text of agreement, which was filed as Exhibit 99.1 to our July 20, 2006 Form 6-K Report of Foreign Private Issuer.

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

     General

     Our effective tax rate was 14.8% for the year ended September 30, 2006, compared to 20% for fiscal 2005 and 22% for fiscal 2004.

     We expect our effective tax rate in fiscal 2007 to be between 14% and 16%. This reduction is attributable to lower taxed earnings from global operations and the net effect of acquisition-related costs and equity-based compensation expense.

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

     Certain Guernsey Tax Considerations

     We qualify as an exempt company (i.e., our shareholders are not Guernsey residents and we do not carry on business in Guernsey) so we generally are not subject to taxation in Guernsey. Tax legislation recently enacted in Guernsey with effect from January 1, 2008 is expected to repeal the exemption and subject us to a zero percent corporate tax rate, which we believe will not impact our effective tax rate.

     Certain Cypriot Tax Considerations

     Our Cyprus subsidiary operates a development center. Corporations resident in Cyprus are taxed on income at 10% commencing January 1, 2003 (previously at a 25% corporate tax rate) following the Income Tax law enacted in July 2002, that introduced a number of changes to the current system in an attempt to harmonize the regulations with E.U. provisions and abandon any harmful tax practices as defined by the Organization for Economic Co-operation and Development. The Government of Cyprus had issued a permit to our Cypriot subsidiary pursuant to which the activities conducted by it were deemed to be offshore activities for the purpose of Cypriot taxation. As a result, our Cypriot subsidiary was subject, until December 31, 2005, to an effective tax rate in Cyprus of 4.25%, as long as certain requirements imposed by the Government of Cyprus were met, and our subsidiary is currently taxed at the 10% corporate tax rate.

     Certain Indian Tax Considerations

     Through subsidiaries, we operate a development center and a business processing operations center in India. In 2006, the corporation tax rate applicable in India on trading activities was 33.66%. Our subsidiaries in India operate under a specific favorable tax entitlement that is based upon pre-approved information technology related services activity. As a result, our subsidiaries are entitled to corporate income tax exemptions on all income derived from such pre-approved information technology activity, provided they continue to meet the conditions required for such tax benefits. The benefits are scheduled to expire April 1, 2009. Under Indian laws, any dividend distribution by our Indian subsidiaries shall be subject to dividend distribution tax at the rate of 14.025% to be paid by such subsidiaries.

     Certain Israeli Tax Considerations

     Our Israeli subsidiary, Amdocs (Israel) Limited, operates our largest development center. Discussed below are certain Israeli tax considerations relating to our Israeli subsidiary, Amdocs (Israel) Limited.

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

     In April 2005, the Israeli parliament enacted legislation which significantly revised the Investment Law. Generally, investment programs of our Israeli subsidiary, Amdocs (Israel) Limited, that have already obtained instruments of approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the old provisions as described below of the Investment Law prior being revised. The revisions that were introduced into the Investment Law did not affect our effective tax rate for year ended September 30, 2006 and we do not expect them to have a significant impact on our effective tax rate in fiscal year 2007.

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

     Our Israeli subsidiary, Amdocs (Israel) Limited, has elected the alternative benefits with respect to its current Approved Enterprise and its enlargements, pursuant to which the Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two or ten years (and in some cases for a period of four years) and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years. In case our Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject, assuming that the current level of foreign investment in Amdocs is not reduced, to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid and up to 25% if such foreign investments are reduced (as detailed above). This tax is in addition to the withholding tax on dividends as described below. Under an instrument of approval issued in December 1997 and an amendment issued in September 2006 to an instrument of approval issued in December 2000 and relating to specific investment programs of our Israeli subsidiary and to the income derived therefrom, our Israeli subsidiary is entitled to a reduced tax rate period of thirteen years (instead of the eight-year period referred to above). The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are given according to an allocation formula provided for in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and the subsidiary might be required to refund the amount of the canceled benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our Israeli subsidiary, Amdocs (Israel) Limited, substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

     Dividends

     Dividends paid out of income derived by an Approved Enterprise during the benefit periods (or out of dividends received from a company whose income is derived by an Approved Enterprise) are subject to withholding tax at a reduced rate of 15% (deductible at source). In the case of companies that do not qualify as a FIC, the reduced rate of 15% is limited to dividends paid at any time up to twelve years thereafter. This withholding tax is in addition to the corporate tax that a company is subject to in the event it pays a dividend out of income earned during the tax holiday period related to its Approved Enterprise status.

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

     Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. holder and its tax basis in the ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the disposition. In the case of a U.S. holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the ordinary shares after May 5, 2003 and before the end of a taxable year which begins before January 1, 2011 generally will be subject to a maximum United States federal tax income rate of 15%. Gains realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for United States foreign tax credit purposes.

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

     Certain Guernsey Tax Considerations

     Under the laws of Guernsey as currently in effect, a holder of our ordinary shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there is exempt from Guernsey income tax on dividends paid with respect to the ordinary shares and is not liable for Guernsey income tax on gains realized on sale or disposition of such ordinary shares. In addition, Guernsey does not impose a withholding tax on dividends paid by us to the holders of our ordinary shares. Recent tax legislation was enacted in Guernsey, effective as of January 1, 2008, to tax Guernsey resident shareholders on actual or deemed distribution of certain profits of a Guernsey company. We do not believe this legislation will affect the taxation of a holder of ordinary shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there.

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

     You may request copies of our reports, at no cost, by writing to or telephoning us as follows:

            Amdocs, Inc.
            1390 Timberlake Manor Parkway
            Chesterfield, Missouri 63017
            Telephone: +1-314-212-8328

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

     We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No. 52, "Foreign Currency Translation," our cash flow, sales price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominantly denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group.

     During fiscal 2006, our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar were approximately 70% to 80% and 50% to 60%, respectively. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates on our consolidated operations was not material. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts and options. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

FOREIGN CURRENCY RISK

     We enter into foreign exchange forward contracts and options to hedge most of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily British pounds, Canadian dollars and the Euro, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels. We also use forward contracts to hedge the impact of the variability in exchange rates on certain accounts receivable, denominated primarily in British pounds and the Euro, and on certain accounts payable, primarily Israeli shekels. We seek to minimize the risk that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. See Note 21 to our consolidated financial statements included in this document. The following table summarizes our foreign currency forward exchange agreements and options as of September 30, 2006. A significant portion of the forward contracts are expected to mature during fiscal 2007 and the rest during fiscal 2008. The table below (all dollar amounts in millions) presents the notional amounts and fair value of the total derivative instruments as of September 30, 2006. Notional values are calculated based on forward rates as of September 30, 2006, U.S. dollar translated.


                                                       AS OF SEPTEMBER 30, 2006
                                                   -------------------------------
                                                   NOTIONAL AMOUNT
                                                    TRANSLATED TO
                                                    U.S. DOLLAR(*)
                                                   ---------------
                                                     DERIVATIVES
                                                       MATURING
                                                    DURING FISCAL
                                                   ---------------   FAIR VALUE OF
                                                     2007     2008    DERIVATIVES
                                                   -------   -----   -------------


Revenue..........................................  $  54.0   $  --       $(3.9)
Costs............................................   (182.6)   (0.9)        7.3
Balance sheet items..............................     18.0      --         0.2
                                                   -------   -----       -----
                                                   $(110.6)  $(0.9)      $ 3.6
                                                   =======   =====       =====



--------

(*) Positive notional amounts represent forward contracts to sell foreign currency. Negative notional amounts represent forward contracts and options to buy foreign currency.

INTEREST RATE RISK

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, other than the 0.50% Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper, U.S. treasury notes, U.S. federal agency securities, corporate bonds, corporate backed obligations and mortgages. As of September 30, 2006, there were no outstanding borrowings under our revolving lines of credit or our short-term credit facilities and $1.7 million outstanding short term loans, and accordingly, we believe we are subject to insignificant interest rate risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

     The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, evaluated the effectiveness of the Company's disclosure controls and procedures as of September 30, 2006. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of September 30, 2006, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

     No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

     Management's report on the Company's internal control over financial reporting (as such defined in Rules 13a-15(f) and 15d-15(f) under the Exchange
Act), and the related report of our independent public accounting firm, are included in on pages F-3 and F-4 of this Annual Report on Form 20-F, and are incorporated herein by reference.

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

     Our Code of Ethics and Business Conduct is available on our website at www.amdocs.com, or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

            Amdocs, Inc.
            1390 Timberlake Manor Parkway
            Chesterfield, Missouri 63017
            Telephone: +1-314-212-8328

     We intend to post on our website all disclosures that are required by law or NYSE rules concerning any amendments to, or waivers from, any provision of the code.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     During each of the last three fiscal years, Ernst & Young LLP has acted as the Company's independent registered public accounting firm.

AUDIT FEES

     Ernst & Young billed the Company approximately $3.5 million for audit services for fiscal 2006, including fees associated with the annual audit and reviews of the Company's quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed the Company approximately $2.7 million for audit services for fiscal 2005.

AUDIT-RELATED FEES

     Ernst & Young billed the Company approximately $1.5 million for audit-related services for fiscal 2006. Audit-related services principally include due diligence examinations, SAS 70 report issuances and attestation services that are not required by statute or regulation. Ernst & Young billed the Company approximately $1.1 million for audit-related services for fiscal 2005.

TAX FEES

     Ernst & Young billed the Company approximately $1.1 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2006. Ernst & Young billed the Company approximately $1.5 million for tax advice in fiscal 2005.

ALL OTHER FEES

     Ernst & Young did not bill the Company for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2006 or fiscal 2005.

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

     From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to the Company by its independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2006, the Company's Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

     The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2006 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

     2% Notes


                                                                             (C)                      (D)

                                                         (B)           TOTAL NUMBER OF
                                      (A)                            PRINCIPAL AMOUNT OF       MAXIMUM NUMBER (OR
                                                    AVERAGE PRICE     CONVERTIBLE NOTES    APPROXIMATE DOLLAR VALUE)
                                TOTAL PRINCIPAL    PAID PER $1,000    PURCHASED AS PART      OF PRINCIPAL AMOUNT OF
                                   AMOUNT OF          PRINCIPAL          OF PUBLICLY         CONVERTIBLE NOTES THAT
                               CONVERTIBLE NOTES      AMOUNT OF        ANNOUNCED PLANS     MAY YET BE PURCHASED UNDER
PERIOD                             PURCHASED      CONVERTIBLE NOTES      OR PROGRAMS      THE PLANS OR PROGRAMS(1)(2)
------                         -----------------  -----------------  -------------------  ---------------------------


06/01/06-06/30/06............        97,000             $1,000              97,000                  $175,000
                                     ------                                 ------
Total........................        97,000             $1,000              97,000                  $175,000
                                     ======                                 ======


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND SCHEDULE

     The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2006, 2005 and 2004, are included at the end of this Annual
Report:

  AUDITED FINANCIAL STATEMENTS OF AMDOCS LIMITED

     Reports of Independent Registered Public Accounting Firm

     Consolidated Balance Sheets as of September 30, 2006 and 2005

     Consolidated Statements of Income for the years ended September 30, 2006, 2005 and 2004

     Consolidated Statements of Changes in Shareholders' Equity for the years ended September 30, 2006, 2005 and 2004

     Consolidated Statements of Cash Flows for the years ended September 30, 2006, 2005 and 2004

     Notes to Consolidated Financial Statements

  FINANCIAL STATEMENT SCHEDULES OF AMDOCS LIMITED

     Valuation and Qualifying Accounts

     All other schedules have been omitted since they are either not required or not applicable, or the information has otherwise been included.

ITEM 19.  EXHIBITS

     The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        Amdocs Limited

                                         /s/ Thomas G. O'Brien
                                         ---------------------------------------
                                         Thomas G. O'Brien
                                         Treasurer and Secretary
                                         Authorized U.S. Representative

Date: December 12, 2006

                                  EXHIBIT INDEX


   EXHIBIT
     NO.                                     DESCRIPTION
   -------                                   -----------


1.             Memorandum and Articles of Association of Amdocs Limited (incorporated by reference to Exhibits 3.1 and 3.2 to Amdocs' Registration Statement
               on Form F-1 dated June 19, 1998; Registration No. 333-8826)
2.a.1          Indenture dated May 30, 2001 between Amdocs and United States Trust
               Company of New York (incorporated by reference to Exhibit 4.1 to
               Amdocs' Form 6-K dated May 31, 2001)
2.a.2          Registration Rights Agreement dated May 30, 2001 between Amdocs and
               Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.2 to
               Amdocs' Form 6-K dated May 31, 2001)
2.a.3          Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of
               New York, as trustee, for 0.50% Convertible Senior Notes due 2024
               (incorporated by reference to Exhibit 99.1 to Amdocs' Form 6-K, filed
               March 5, 2004)
2.a.4          Registration Rights Agreement, dated March 5, 2004, among Amdocs
               Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co.
               and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs' Form 6-K, filed March 5, 2004)
4.a.1          Share Sale and Purchase Agreement, dated as of July 1, 2005, by and among DST Systems, Inc., Amdocs, Inc. and Amdocs Limited (incorporated by reference to Exhibit 99.1 to Amdocs' Form 6-K dated July 5, 2005)
4.a.2          Agreement and Plan of Merger, dated as of April 17, 2006, by and among
               Amdocs Limited, Amdocs Thesaurus, Inc., Qpass Inc. and Ray A.
               Rothrock, as Shareholders' Agent (incorporated by reference to Exhibit
               99.1 to Amdocs' Form 6-K dated April 21, 2006)
4.a.3          Share Sale and Purchase Agreement relating to Cramer Systems Group
               Limited, dated July 18, 2006, by and among Amdocs Limited, Amdocs
               Astrum Limited and certain shareholders of Cramer Systems Group
               Limited (incorporated by reference to Exhibit 99.1 to Amdocs' Form 6-K dated July 20, 2006)
4.a.4          Agreement, dated August 14, 2006, amending the Share Sale and Purchase
               Agreement relating to Cramer Systems Group Limited dated July 18,
               2006, by and among Amdocs Limited, Amdocs Astrum Limited and certain shareholders of Cramer Systems Group Limited (incorporated by reference to Exhibit 99.1 to Amdocs' Form 6-K dated August 17, 2006)
4.a.5          Agreement, dated September 14, 2006, amending the Share Sale and
               Purchase Agreement relating to Cramer Systems Group Limited dated July
               18, 2006, by and among Amdocs Limited, Amdocs Astrum Limited and certain shareholders of Cramer Systems Group Limited, as amended
               (incorporated by reference to Exhibit 99.1 to Amdocs' Form 6-K dated
               September 14, 2006)
4.b.1          Information Technology Services Agreement between Amdocs, Inc. and SBC
               Services, Inc. dated January 9, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the
               Securities and Exchange Commission) (incorporated by reference to
               Exhibit 4.b.1 to Amdocs' Annual Report on Form 20-F for the fiscal year ended September 30, 2003)
4.b.2          Master Agreement for Software and Services between Amdocs, Inc. and
               SBC Operations, Inc., effective July 7, 1998 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 10.13 to Amdocs' Amendment No. 1 to Registration
               Statement on Form F-1, dated May 21, 1999, Registration No. 333-75151)
4.b.3          Software Master Agreement between Amdocs Software Systems Limited and
               SBC Services, Inc., effective December 10, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.2 to Amdocs' Amendment No. 1 to Registration
               Statement on Form F-3, dated September 21, 2004, Registration No. 333-
               114344)
4.b.4          Agreement between Amdocs Inc. and SBC Services, Inc. for Software and
               Professional Services, effective August 7, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs' Amendment No. 1 to Registration
               Statement on Form F-3, dated September 21, 2004, Registration No. 333-
               114344)

   EXHIBIT
     NO.                                     DESCRIPTION
   -------                                   -----------

4.b.5          Amended and Restated Customer Care and Billing Services Agreement,
               dated as of July 1, 2006, between Sprint/United Management Company and
               Amdocs Software Systems Limited (confidential material has been redacted and complete exhibits have been separately filed with the
               Securities and Exchange Commission) (incorporated by reference to
               Exhibit 99.1 to Amdocs' Form 6-K dated December 13, 2006)
4.b.6          Agreement Amending the Further Amended and Restated Master Outsourcing
               Agreement and Master License and Services Agreement, dated as of
               October 5, 2006, between Bell Canada and Amdocs Canadian Managed
               Services Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange
               Commission) (incorporated by reference to Exhibit 99.2 to Amdocs' Form
               6-K dated December 13, 2006)
4.c.1          Amdocs Limited 1998 Stock Option and Incentive Plan, as amended
8              Subsidiaries of Amdocs Limited
12.1           Certification of Chief Executive Officer pursuant to Rule 13a-
               14(a)/15d-14(a)
12.2           Certification of Chief Financial Officer pursuant to Rule 13a-
               14(a)/15d-14(a)
13.1           Certification of Chief Executive Officer pursuant to 18U.S.C. 1350
13.2           Certification of Chief Financial Officer pursuant to 18U.S.C. 1350
14.1           Consent of Ernst & Young LLP

                                 AMDOCS LIMITED
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                          PAGE
                                                                          ----


AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Management's Report on Internal Control Over Financial Reporting.....    F-2
  Reports of Independent Registered Public Accounting Firm.............    F-3
  Consolidated Balance Sheets as of September 30, 2006 and 2005........    F-5
  Consolidated Statements of Income for the years ended September 30,
     2006, 2005 and 2004...............................................    F-6
  Consolidated Statements of Changes in Shareholders' Equity for the
     years ended September 30, 2006, 2005 and 2004.....................    F-7
  Consolidated Statements of Cash Flows for the years ended September
     30, 2006, 2005 and 2004...........................................    F-8
  Notes to the Consolidated Financial Statements.......................   F-10
FINANCIAL STATEMENT SCHEDULE
  Valuation and Qualifying Accounts....................................   F-44

        MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     - Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

     - Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

     - Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

     Based on its assessment, management concluded that, as of September 30, 2006, the Company's internal control over financial reporting is effective based on those criteria.

     The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young's report with respect to the management's assessment of the Company's internal control over financial reporting is included herein.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Amdocs Limited

     We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part
III. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Amdocs Limited's internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2006 expressed an unqualified opinion thereon.

                                                           /s/ ERNST & YOUNG LLP

New York, New York
November 30, 2006

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S
             ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders
Amdocs Limited

     We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Amdocs Limited maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal
Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amdocs Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management's assessment that Amdocs Limited maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the COSO criteria.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2006 and our report dated November 30, 2006 expressed an unqualified opinion thereon.

                                                           /s/ ERNST & YOUNG LLP

New York, New York
November 30, 2006

                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                              AS OF SEPTEMBER 30,
                                                           -------------------------
                                                              2006           2005
                                                           ----------     ----------


ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................   $  607,187     $  707,552
  Short-term interest-bearing investments...............      372,194        438,011
  Accounts receivable, net..............................      425,805        304,237
  Deferred income taxes and taxes receivable............      136,044        101,162
  Prepaid expenses and other current assets.............       97,476         76,780
                                                           ----------     ----------
          TOTAL CURRENT ASSETS..........................    1,638,706      1,627,742
Equipment, vehicles and leasehold improvements, net.....      220,290        181,812
Deferred income taxes...................................      133,690        120,217
Goodwill................................................    1,461,606        969,639
Intangible assets, net..................................      347,716        159,619
Other noncurrent assets.................................      160,820        143,439
                                                           ----------     ----------
          TOTAL ASSETS..................................   $3,962,828     $3,202,468
                                                           ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable......................................   $  148,398     $  114,392
  Accrued expenses and other current liabilities........      270,268        199,458
  Accrued personnel costs...............................      178,441        148,426
  Short-term portion of financing arrangements and
     capital lease obligations..........................        1,963          8,480
  Deferred revenue......................................      253,376        216,770
  Deferred income taxes and taxes payable...............      179,241        171,377
                                                           ----------     ----------
          TOTAL CURRENT LIABILITIES.....................    1,031,687        858,903
Convertible notes.......................................      450,000        450,272
Deferred income taxes...................................      129,339         50,571
Noncurrent liabilities and other........................      197,637        186,270
                                                           ----------     ----------
          TOTAL LIABILITIES.............................    1,808,663      1,546,016
                                                           ----------     ----------
SHAREHOLDERS' EQUITY:
  Preferred Shares -- Authorized 25,000 shares; L0.01
     par value; 0 shares issued and outstanding.........           --             --
  Ordinary Shares -- Authorized 550,000 shares; L0.01
     par value; 233,932 and 227,321 issued and 206,793
     and 200,182 outstanding, in 2006 and 2005,
     respectively.......................................        3,763          3,644
  Additional paid-in capital............................    2,035,309      1,870,922
  Treasury stock, at cost -- 27,139 Ordinary Shares in
     2006 and 2005......................................     (602,392)      (602,392)
  Accumulated other comprehensive income (loss).........        2,723        (10,886)
  Unearned compensation.................................           --           (962)
  Retained earnings.....................................      714,762        396,126
                                                           ----------     ----------
          TOTAL SHAREHOLDERS' EQUITY....................    2,154,165      1,656,452
                                                           ----------     ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....   $3,962,828     $3,202,468
                                                           ==========     ==========




The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                          YEAR ENDED SEPTEMBER 30,
                                                    ------------------------------------
                                                      2006(1)       2005         2004
                                                    ----------   ----------   ----------


REVENUE:
  License.........................................  $  116,285   $  100,044   $   76,586
  Service.........................................   2,363,765    1,938,577    1,697,146
                                                    ----------   ----------   ----------
                                                     2,480,050    2,038,621    1,773,732
                                                    ----------   ----------   ----------
OPERATING EXPENSES:
     Cost of license..............................       4,003        4,083        5,022
     Cost of service..............................   1,579,823    1,291,572    1,117,810
     Research and development.....................     186,760      144,457      126,407
     Selling, general and administrative..........     313,997      232,066      210,384
     Amortization of purchased intangible assets..      37,610       15,356       17,909
     Restructuring charges, in-process research
       and development and other acquisition-
       related costs..............................      25,725       12,595           --
                                                    ----------   ----------   ----------
                                                     2,147,918    1,700,129    1,477,532
                                                    ----------   ----------   ----------
Operating income..................................     332,132      338,492      296,200
Interest income and other, net....................      41,741       22,303        4,903
                                                    ----------   ----------   ----------
Income before income taxes........................     373,873      360,795      301,103
Income taxes......................................      55,237       72,159       66,243
                                                    ----------   ----------   ----------
NET INCOME........................................  $  318,636   $  288,636   $  234,860
                                                    ==========   ==========   ==========
BASIC EARNINGS PER SHARE..........................  $     1.57   $     1.44   $     1.13
                                                    ==========   ==========   ==========
DILUTED EARNINGS PER SHARE........................  $     1.48   $     1.35   $     1.08
                                                    ==========   ==========   ==========
BASIC WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING.....................................     203,194      201,023      208,726
                                                    ==========   ==========   ==========
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING.....................................     218,534      217,162      220,285
                                                    ==========   ==========   ==========



--------

   (1) The twelve months ended September 30, 2006 include equity-based compensation pre-tax expense of $46,178, which was classified as follows:
       $18,042 to cost of service, $4,711 to research and development and $23,425 to selling, general and administrative.

The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)



                                                                       ACCUMULATED
                                                                          OTHER                      RETAINED
                              ORDINARY SHARES  ADDITIONAL             COMPREHENSIVE                  EARNINGS        TOTAL
                              ---------------    PAID-IN    TREASURY      INCOME       UNEARNED    (ACCUMULATED  SHAREHOLDERS'
                               SHARES  AMOUNT    CAPITAL     STOCK        (LOSS)     COMPENSATION    DEFICIT)        EQUITY
                              -------  ------  ----------  ---------  -------------  ------------  ------------  -------------


BALANCE AS OF OCTOBER 1,
  2003......................  216,058  $3,580  $1,820,956  $(109,281)    $  3,715       $    --      $(127,370)    $1,591,600
Comprehensive income:
  Net income................       --      --          --         --           --            --        234,860        234,860
  Unrealized loss on foreign
     currency hedging
     contracts, net of
     $(1,575) tax...........       --      --          --         --       (4,915)           --             --         (4,915)
  Unrealized loss on short-
     term interest-bearing
     investments, net of
     $(204) tax.............       --      --          --         --         (719)           --             --           (719)
                                                                                                                   ----------
  Comprehensive income......                                                                                          229,226
                                                                                                                   ----------
Employee stock options
  exercised.................    1,157      21      12,056         --           --            --             --         12,077
Tax benefit of stock options
  exercised.................       --      --       3,094         --           --            --             --          3,094
Repurchase of shares........  (16,442)     --          --   (407,527)          --            --             --       (407,527)
Issuance of Ordinary Shares
  related to acquisition,
  net.......................      561      --         747     14,392           --            --             --         15,139
Stock options granted, net
  of forfeitures............       --      --         749         --           --          (749)            --             --
Amortization of unearned
  compensation..............       --      --          --         --           --           575             --            575
Expense related to vesting
  of stock options..........       --      --           6         --           --            --             --              6
                              -------  ------  ----------  ---------     --------       -------      ---------     ----------
BALANCE AS OF SEPTEMBER 30,
  2004......................  201,334   3,601   1,837,608   (502,416)      (1,919)         (174)       107,490      1,444,190
Comprehensive income:
  Net income................       --      --          --         --           --            --        288,636        288,636
  Unrealized loss on foreign
     currency hedging
     contracts, net of
     $(1,927) tax...........       --      --          --         --       (7,865)           --             --         (7,865)
  Unrealized loss on short-
     term interest-bearing
     investments, net of
     $(253) tax.............       --      --          --         --       (1,102)           --             --         (1,102)
                                                                                                                   ----------
  Comprehensive income......                                                                                          279,669
                                                                                                                   ----------
Employee stock options
  exercised.................    2,229      41      23,983         --           --            --             --         24,024
Tax benefit of stock options
  exercised.................       --      --       3,147         --           --            --             --          3,147
Repurchase of shares........   (3,525)     --          --    (99,976)          --            --             --        (99,976)
Issuance of restricted stock
  and stock options related
  to acquisitions, net......      144       2       6,034         --           --        (1,428)            --          4,608
Amortization of unearned
  compensation..............       --      --          --         --           --           640             --            640
Expense related to vesting
  of stock options..........       --      --         150         --           --            --             --            150
                              -------  ------  ----------  ---------     --------       -------      ---------     ----------
BALANCE AS OF SEPTEMBER 30,
  2005......................  200,182   3,644   1,870,922   (602,392)     (10,886)         (962)       396,126      1,656,452
     Comprehensive income:
  Net income................       --      --          --         --           --            --        318,636        318,636
  Unrealized gain on foreign
     currency hedging
     contracts, net of
     $1,847 tax.............       --      --          --         --       11,938            --             --         11,938
  Unrealized gain on short-
     term interest-bearing
     investments, net of
     $485 tax...............       --      --          --         --        1,671            --             --          1,671
                                                                                                                   ----------
  Comprehensive income......                                                                                          332,245
                                                                                                                   ----------
Employee stock options
  exercised.................    5,869     106     106,853         --           --            --             --        106,959
Tax benefit of stock options
  exercised.................       --      --       7,619         --           --            --             --          7,619
Issuance of restricted
  stock, net of
  cancellations.............      742      13          --         --           --            --             --             13
Issuance of restricted stock
  and stock options related
  to acquisitions, net......       --      --       4,634         --           --            --             --          4,634
Equity-based compensation
  expense related to
  employees.................       --      --      46,178         --           --            --             --         46,178
Reclassification of unearned
  compensation to additional
  paid-in capital...........       --      --        (962)        --           --           962             --             --
Equity-based compensation
  expense related to non
  employee stock options....       --      --          65         --           --            --             --             65
                              -------  ------  ----------  ---------     --------       -------      ---------     ----------
BALANCE AS OF SEPTEMBER 30,
  2006......................  206,793  $3,763  $2,035,309  $(602,392)    $  2,723       $    --      $ 714,762     $2,154,165
                              =======  ======  ==========  =========     ========       =======      =========     ==========




     As of September 30, 2006, 2005 and 2004, accumulated other comprehensive income (loss) is comprised of unrealized (loss) gain on derivatives, net of tax, of $2,841, $(9,097) and $(1,232) and unrealized loss on cash equivalents and short-term interest-bearing investments, net of tax, of $(118), $(1,789) and $(687).

The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)



                                                          YEAR ENDED SEPTEMBER 30,
                                                   -------------------------------------
                                                       2006         2005         2004
                                                   -----------   ---------   -----------


CASH FLOW FROM OPERATING ACTIVITIES:
Net income.......................................  $   318,636   $ 288,636   $   234,860
Reconciliation of net income to net cash provided
  by operating activities:
     Depreciation and amortization...............      117,900      93,828       100,877
     In-process research and development
       expenses..................................       25,725       2,760            --
     Equity-based compensation expense...........       46,178          --            --
     Loss (gain) on sale of equipment............          789        (786)       (1,436)
     Deferred income taxes.......................       22,811       8,062       (11,272)
     Excess tax benefit from equity-based
       compensation..............................         (722)         --            --
     Tax benefit of stock options exercised......           --       3,147         3,094
     Realized (gain) loss from short-term
       interest-bearing investments and other....       (4,030)       (657)        1,850
Net changes in operating assets and liabilities,
  net of amounts acquired:
  Accounts receivable............................      (79,363)    (15,106)      (53,723)
  Prepaid expenses and other current assets......      (10,536)      3,667         1,856
  Other noncurrent assets........................      (18,313)    (17,593)      (44,401)
  Accounts payable and accrued expenses..........       54,569      26,542        31,697
  Deferred revenue...............................      (52,050)     (5,702)       46,713
  Income taxes payable...........................      (10,796)     (6,643)       33,773
  Noncurrent liabilities and other...............       18,422       1,596           516
                                                   -----------   ---------   -----------
Net cash provided by operating activities........      429,220     381,751       344,404
                                                   -----------   ---------   -----------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and
  leasehold improvements.........................        4,274       5,829         4,431
Payments for purchase of equipment, vehicles and
  leasehold improvements.........................      (80,717)    (71,374)      (54,148)
Purchase of short-term interest-bearing
  investments....................................   (1,216,259)   (747,073)   (1,325,383)
Proceeds from sale of short-term interest-bearing
  investments....................................    1,288,261     948,711     1,125,538
Net cash paid for acquisitions...................     (624,801)   (262,253)      (10,651)
                                                   -----------   ---------   -----------
Net cash used in investing activities............     (629,242)   (126,160)     (260,213)
                                                   -----------   ---------   -----------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised...      106,853      24,024        12,077
Excess tax benefit from equity-based
  compensation...................................          722          --            --
Repurchase of shares.............................           --     (99,976)     (407,527)
Repurchase of 2% convertible notes...............          (97)         --      (400,169)
Net proceeds from issue of long-term 0.50%
  convertible notes..............................           --          --       441,610
Borrowings under financing arrangements..........           --          --           987
Principal payments under financing arrangements..       (4,677)       (667)       (2,213)
Principal payments on capital lease obligations..       (3,144)    (21,772)      (26,204)
                                                   -----------   ---------   -----------
Net cash provided by (used in) financing
  activities.....................................       99,657     (98,391)     (381,439)
                                                   -----------   ---------   -----------
Net (decrease) increase in cash and cash
  equivalents....................................     (100,365)    157,200      (297,248)
Cash and cash equivalents at beginning of year...      707,552     550,352       847,600
                                                   -----------   ---------   -----------
Cash and cash equivalents at end of year.........  $   607,187   $ 707,552   $   550,352
                                                   ===========   =========   ===========




The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                                 (IN THOUSANDS)


                                                           YEAR ENDED SEPTEMBER 30,
                                                         ---------------------------
                                                           2006      2005      2004
                                                         -------   -------   -------


SUPPLEMENTARY CASH FLOW INFORMATION
Interest and Income Taxes Paid Cash paid for:
  Income taxes, net of refunds.........................  $40,861   $62,668   $35,677
  Interest.............................................    2,630     5,233    11,940



The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                               SEPTEMBER 30, 2006

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

     The Company is a Guernsey corporation, which directly or indirectly holds several wholly owned subsidiaries around the world. The majority of the Company's customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company's main production and operating facilities are located in Israel, the United States, United Kingdom, Cyprus, Australia, Canada, China, Ireland and India.

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

  FUNCTIONAL CURRENCY

     The Company manages its foreign subsidiaries as integral direct components of its operations. According to the salient economic factors indicated in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," the Company's cash flow, sales price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominantly denominated in the U.S. dollar. The operations of the Company's foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. Accordingly, the Company has determined that its functional currency is the U.S. dollar. The Company periodically assesses the applicability of the U.S. dollar as the Company's functional currency by reviewing the salient indicators.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

  INVESTMENTS

     The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of commercial paper, U.S. treasury notes, U.S. federal agency securities, corporate bonds, corporate backed obligations and mortgages, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS

     Equipment, vehicles and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which primarily ranges from 3 to 10 years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

  GOODWILL AND OTHER INTANGIBLE ASSETS

     SFAS No. 141, "Business Combinations" ("SFAS No. 141") requires that the purchase method of accounting be used for all business combinations. Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have indefinite lives are subject to an annual impairment test in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets are amortized over their useful lives.

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

     Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other acquired customer arrangements are amortized over their estimated useful lives on a straight-line basis.

  LONG-LIVED ASSETS

     The Company considers whether there are indicators of impairment that would require the comparison of the estimated net realizable value of intangible assets with finite lives, equipment, leasehold improvements and vehicles and other long-lived assets, using an undiscounted cash flow analysis, to their carrying value under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Any impairment would be recognized when the fair market value of such long-lived assets is less than their carrying value. During the year ended September 30, 2004, the Company identified and recognized an impairment charge (included in cost of service) of $2,785 related to software technology that the Company had no future use for, and therefore was abandoned.

  COMPREHENSIVE INCOME (LOSS)

     The Company accounts for comprehensive income (loss) under the provisions of SFAS No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income (loss) and its components. Comprehensive income (loss) represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  CONVERTIBLE NOTES

     Accrued interest on the Company's convertible notes is included in "accrued expenses and other current liabilities." The Company amortizes the issuance costs related to the convertible notes on a straight-line basis over the term of the convertible notes. The amortized issuance cost calculated on a pro-rata basis, related to the repurchased 0.5% convertible notes, is included in "interest income and other, net."

  TREASURY STOCK

     The Company repurchases its Ordinary Shares from time to time on the open market or in other transactions and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

  INCOME TAXES

     The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or where future deductibility is uncertain. In the event that a valuation allowance relating to a business acquisition is subsequently reduced, the adjustment will reduce the original amount allocated to goodwill.

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

     Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

     In Managed Services contracts as well as in other long term contracts, revenue from the operation of a customer's system is recognized either as services are performed based on time elapsed, output produced or volume of data processed. Revenue from ongoing support services is recognized as work is performed.

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

     Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10% of total revenue in each of fiscal 2006, 2005 and 2004.

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

     Many of the Company's agreements include multiple deliverables. For these multiple element arrangements, the fair value of each component is determined based on specific objective evidence for that element and revenue is allocated to each component based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above. The Company uses the residual method in accordance with SOP 97-2 and EITF 00-21, "Revenue Arrangements with Multiple Deliverables," in multiple element arrangements that include license for the sale of software solutions that do not require significant customization and modification and first year maintenance to determine the appropriate value for the license component.

     In circumstances where the Company enters into a contract with a customer for the provision of Managed Services for a defined period of time, the Company defers, in accordance with SAB 104, certain incremental costs incurred at the inception of the contract. These costs include time and expense incurred in association with the origination of a contract. The deferred costs are amortized on a straight-line basis over the life of the respective customer contract. Revenue associated with these capitalized costs is deferred and is recognized over the same period.

     In cases where extended payment terms exist and revenue is deferred until payments are due, related costs are capitalized as contract costs and recognized as revenue is recognized.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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

     The fair value of the employee benefit plans' assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experience gains and losses. Past service costs, which may arise from plan amendments, are amortized on a straight-line basis over the average remaining service period of the employees who were active at the date of

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

  EQUITY-BASED COMPENSATION

     Effective October 1, 2005, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment," a revision of SFAS No. 123 ("SFAS 123(R)"). SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

     Prior to October 1, 2005, the Company accounted for equity-based payments to employees under the recognition and measurement provisions of APB No. 25. Pursuant to these accounting standards, the Company recorded deferred compensation for stock options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date, and for restricted stock based on the market value of the underlying shares at the date of grant. No compensation expense was recorded for stock options that were granted to employees and directors at an exercise price equal to or greater than the fair market value of the Ordinary Shares at the time of the grant.

     The Company adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in fiscal 2006 include (a) compensation costs for all equity-based payments granted prior to, but that had not yet vested as of, October 1, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and (b) compensation costs for the equity-based payments granted subsequent to October 1, 2005, based on the grant date fair value estimated in accordance with SFAS 123(R). The Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The Company recognizes compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

     As a result of adopting SFAS 123(R) on October 1, 2005, the Company's income before income taxes and net income for fiscal 2006 (not including restricted stock expense) were $40,432 and $35,725, respectively, lower, than if the Company had continued to account for equity-based compensation under APB No.
25. Basic and diluted earnings per share for fiscal 2006 were $0.17 and $0.15 lower, respectively, than if the Company had continued to account for share based compensation under APB No. 25. The total income tax benefit recognized in the income statement for equity-based compensation (including restricted stock) for fiscal 2006 was $5,575, and $0 for fiscal 2005.

     Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. SFAS 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The $722 excess tax benefit classified as financing cash inflows would have been classified as an operating cash inflow if the Company had not adopted SFAS 123(R).

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company uses a combination of implied volatility of the Company's traded options and historical stock price volatility ("blended volatility") as the expected volatility assumption required in the Black-Scholes option valuation model. Prior to October 1, 2005, the Company had used its historical stock price volatility in accordance with SFAS 123 for purposes of presenting its pro forma information. The selection of the blended volatility approach was based upon the availability of traded options on the Company's shares and the Company's assessment that blended volatility is more representative of future share price trends than historical volatility. As equity-based compensation expense recognized in the Company's consolidated statement of income for fiscal 2006 is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, short-term financing arrangements, forward exchange contracts and options, lease obligations and convertible notes. The fair value of the financial instruments, excluding the convertible notes (for which the fair value as of September 30, 2006 is approximately $481,000), included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts. See Note 21.

  CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments and trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated securities primarily with major U.S. institutions. The Company does not expect any credit losses with respect to these items.

     The Company's revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most of the Company's customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company's business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral. The allowance for doubtful accounts is for estimated losses resulting from the inability of the Company's customers to make required payments. The Company evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay. As of September 30, 2006, the Company had two customers that had accounts receivable balances of more than 10% of total accounts receivable, aggregating 23.4% (12.1% and 11.3%). As of September 30, 2005, the Company had two customers that had accounts receivable balances of more than 10% of total accounts receivable, aggregating 21.7% (11.0% and 10.7%).

  EARNINGS PER SHARE

     The Company accounts for earnings per share based on SFAS No. 128, "Earnings per Share." SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding equity-based awards using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method.

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

  RECLASSIFICATIONS

     Certain immaterial amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's over funded status or a liability for a plan's under funded status, measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

     SFAS 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the effect that the application of SFAS 158 will have on its consolidated results of operations and financial condition.

     In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

The Company is currently evaluating the effect that the application of SFAS 157 will have on our consolidated results of operations and financial condition.

     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements -- Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company does not believe SAB 108 will have a material effect on its financial statements and related disclosures.

     In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," An Interpretation of SFAS No. 109," ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 will have on our consolidated results of operations and financial condition.

     In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FASB Statement No. 133 and 140 ("FAS 155"), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company is currently evaluating the effect of SFAS 155, which is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006.

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

NOTE 3 -- ACQUISITIONS

  CRAMER

     On August 14, 2006, the Company acquired all of the capital stock of Cramer Systems Group Limited, or Cramer, a privately-held leading provider of operations support systems (OSS) solutions. The Company expects that this acquisition will enable it to leverage and greatly enhance its current assets in the BSS (business support systems) and OSS market.

     The aggregate purchase price for Cramer was $417,228, which consisted of $410,551 in cash (including cash on hand), $2,228 related to the assumption of stock options and restricted shares held by Cramer employees and $4,449 of transaction costs. The purchase price is subject to post closing adjustments which the Company expects will not be material. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the fair value of the restricted shares was valued based on the market

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

value of the underlying shares at the date of grant (see note 17). The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Cramer assets and liabilities has been included in the Company's consolidated balance sheet and the results of Cramer's operations have been included in the Company's consolidated statements of income, commencing on August 15, 2006. The Company obtained a preliminary independent valuation of the intangible assets acquired in the Cramer transaction. The total purchase price was allocated to Cramer's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was determined by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $177,203 of acquired identifiable intangible assets, $17,310 was assigned to in-process research and development related to the next two major releases of Cramer's current technology, of which one was launched during the first quarter of fiscal 2007. The in-process research and development was written-off as of the closing date of the acquisition, in accordance with Financial Accounting Standards Board Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The in-process research and development had no alternative future use and had not reached technological feasibility as of the closing date of the acquisition. The fair value assigned to core technology was $88,690 and is being amortized over five years commencing on August 15, 2006. The fair value assigned to customer arrangements was $69,043 and is being amortized over seven years commencing on August 15, 2006 based on pro-rata amounts of the future discounted cash flows. The fair value assigned to trademark was $2,160 and is being amortized over two years commencing on August 15, 2006. The excess of the purchase price over the fair value of the net assets and identifiable intangibles acquired, or goodwill, was $249,464 of which none is tax deductible.

     The following is the allocation of the purchase price:



Assets acquired..........................................  $ 93,050
Liabilities assumed......................................   (70,673)
                                                           --------
Net assets acquired......................................    22,377
Core technology..........................................    88,690
Customer arrangements....................................    69,043
Trademark................................................     2,160
In-process research and development......................    17,310
Deferred taxes resulting from the difference between the
  assigned value of certain assets and their respective
  tax bases and loss carry forward, net..................   (31,816)
Goodwill.................................................   249,464
                                                           --------
                                                           $417,228
                                                           ========



  QPASS

     On May 31, 2006, the Company acquired all of the capital stock of Qpass Inc., or Qpass, a leading provider of digital commerce software and solutions. The Company expects that this acquisition will allow it to support service providers and media companies seeking to launch and monetize digital content, and believes that this acquisition positions it as the leader in the emerging digital content market.

     The aggregate purchase price for Qpass was $281,829, which consisted of $274,024 in cash, $2,405 related to the assumption of stock options held by Qpass employees and $5,400 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model (see note
17). The acquisition was accounted for as a business combination using the purchase method of accounting, as required

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

by SFAS No. 141. The fair market value of Qpass assets and liabilities has been included in the Company's consolidated balance sheet and the results of Qpass's operations have been included in the Company's consolidated statements of income, commencing on June 1, 2006. The Company obtained a preliminary independent valuation of the intangible assets acquired in the Qpass transaction. The total purchase price was allocated to Qpass's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was determined by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $72,981 of acquired identifiable intangible assets, $8,340 was assigned to in-process research and development and was written-off as of the closing date of the acquisition, in accordance with Financial Accounting Standards Board Interpretation No. 4. The in-process research and development had no alternative future use and had not reached technological feasibility as of the closing date of the acquisition. The fair value assigned to core technology was $28,060 and is being amortized over three to 4.5 years commencing on June 1, 2006. The fair value assigned to customer arrangements was $36,581 and is being amortized over seven years commencing on June 1, 2006. The excess of the purchase price over the fair value of the net liabilities and identifiable intangibles acquired, or goodwill, was $238,455, of which none is tax deductible.

     The following is the allocation of the purchase price:



Assets acquired..........................................  $ 25,801
Liabilities assumed......................................   (54,824)
                                                           --------
Net liabilities assumed..................................   (29,023)
Core technology..........................................    28,060
Customer arrangements....................................    36,581
In-process research and development......................     8,340
Deferred taxes resulting from the difference between the
  assigned value of certain assets and liabilities and
  their respective tax bases and loss carry forward,
  net....................................................      (584)
Goodwill.................................................   238,455
                                                           --------
                                                           $281,829
                                                           ========



  LONGSHINE

     On August 3, 2005, the Company acquired Longshine Information Technology Company Ltd., or Longshine, a privately-held leading vendor of customer care and billing software in China. This acquisition enables the Company to offer its products and services to Chinese service providers and the Company believes it will allow the Company to expand its presence in this fast growing market. The purchase price for Longshine was approximately $41,696, which included $8,851 of additional purchase price as a result of the achievements of specified performance targets at the end of the first year from acquisition, and $1,312 of transaction costs. The Company may also be obligated to pay up to approximately $8,000, in additional purchase price, over the next year based on the achievement of specified performance targets. The fair market value of Longshine assets and liabilities has been included in the Company's consolidated balance sheet and the results of Longshine operations have been included in the Company's consolidated statement of income, commencing on August 3, 2005. The Company obtained an independent valuation of the intangible assets acquired in the Longshine transaction. The total purchase price was allocated to Longshine's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The excess of the purchase price over the fair value of the net liabilities and identifiable intangibles acquired, or goodwill, was $45,305. During fiscal 2006, within the one year allocation

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

period the Company revised the allocation of the purchase price as it obtained more information required to measure the fair value of the assets and liabilities acquired and as a result of the additional purchase price of $8,851, as mentioned above. The revised purchase price allocation resulted in an increase of $4,033 in goodwill.

     The following is the final allocation of the purchase price:



Net liabilities assumed..................................  $(11,109)
Core technology..........................................     1,000
Customer arrangements....................................     6,500
Goodwill.................................................    45,305
                                                           --------
                                                           $ 41,696
                                                           ========



  DST INNOVIS

     On July 1, 2005, the Company acquired from DST Systems, Inc., or DST, all of the common stock of DST's wholly owned subsidiaries, DST Innovis, Inc. and DST Interactive, Inc. The Company refers to these acquired subsidiaries together as DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies, which the Company refers to as the Broadband Industry. The Company believes that this acquisition has positioned the Company to offer a comprehensive set of solutions to companies in the Broadband Industry as they transition to ICM.

     The purchase price for DST Innovis was approximately $237,461, which included $3,150 of transaction costs. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of DST Innovis's assets and liabilities has been included in the Company's consolidated balance sheet and the results of DST Innovis's operations are included in the Company's consolidated statements of income, commencing on July 1, 2005. The Company obtained an independent valuation of the intangible assets acquired in the DST Innovis transaction. The total purchase price was allocated to DST Innovis's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $125,642 of acquired identifiable intangible assets, $2,760 was assigned to in-process research and development and was written-off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The fair value assigned to core technology was $63,180 and is amortized over three to 4.5 years commencing on July 1, 2005. The fair value assigned to customer arrangements was $59,702 and is amortized over 15 years commencing on July 1, 2005. The excess of the purchase price over the fair value of the net assets and identifiable intangibles acquired, or goodwill, was $130,120, of which $101,312 is tax deductible. During fiscal 2006, within the one year allocation period the Company revised the allocation of the purchase price as it obtained more information and changed its estimations relating to the printing and mailing obligation and to other assets and liabilities acquired. The revised purchase price allocation resulted in a decrease of $1,266 in goodwill.

     In connection with the DST acquisition, the Company signed a long-term agreement with DST, pursuant to which DST will continue to support the printing and mailing of bills for the DST Innovis customer base. Under the terms of that agreement, DST will be a preferred vendor of billing, printing, and mailing for projects that combine those services with billing support for additional Amdocs customers in the United States. The Company recorded a liability of $25,777 resulting from this agreement. This liability will be amortized over the life of the agreement.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     In addition, the Company commenced integration activities based on a plan to exit specific research and development activities and to terminate employees associated with these activities. In accordance with EITF 95-3, "Recognition of Liabilities in connection with a Purchase Business Combination," The liability associated with this plan, which was recorded as part of the purchase accounting, is presented in the following table:


                                       EMPLOYEE
                                      SEPARATION   CONTRACTUAL
                                         COSTS     OBLIGATIONS   OTHER    TOTAL
                                      ----------   -----------   -----   -------


Balance as of October 1, 2005.......    $ 4,940       $7,103     $ 673   $12,716
Cash payments.......................     (4,681)        (219)     (418)   (5,318)
Adjustments(1)......................       (247)          (9)     (155)     (411)
                                        -------       ------     -----   -------
Balance as of September 30, 2006....    $    12       $6,875     $ 100   $ 6,987
                                        =======       ======     =====   =======




   (1) Reflects adjustments due to changes in original estimates within the one year allocation period. The adjustments were recorded as part of the purchase accounting which resulted in reduction of goodwill.

     The following is the final allocation of the purchase price and deferred tax assets:



Net assets acquired......................................  $  7,388
Core technology..........................................    63,180
Customer arrangements....................................    59,702
In-process research and development......................     2,760
EITF 95-3 and other liabilities..........................   (17,059)
Printing and mailing obligation..........................   (25,777)
Deferred taxes resulting from the difference between the
  assigned value of certain assets and liabilities and
  their respective tax bases.............................    17,147
Goodwill.................................................   130,120
                                                           --------
                                                           $237,461
                                                           ========



  PRO FORMA FINANCIAL INFORMATION

     Set forth below are the unaudited pro forma revenue, operating income, net income and per share figures for the years ended September 30, 2006, 2005 and 2004, as if DST Innovis had been acquired as of October 1, 2003, and as if Cramer had been acquired as of October 1, 2004, excluding the capitalization of research and development expense, write-off of purchased in-process research and development and other acquisition related costs:


                                              YEAR ENDED SEPTEMBER 30,
                                        ------------------------------------
                                           2006         2005         2004
                                        ----------   ----------   ----------


Revenue...............................  $2,575,703   $2,290,361   $2,013,612
Operating income......................     321,333      314,173      292,137
Net income............................     297,746      259,412      229,179
Basic earnings per share..............        1.47         1.29         1.10
Diluted earnings per share............        1.38         1.21         1.05


     Pro forma information regarding the Company's consolidated statements of income for the years ended September 30, 2006, 2005 and 2004 to reflect the Longshine and Qpass acquisitions is not presented, as these acquisitions are not considered material business combinations.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 4 -- SHORT-TERM INTEREST-BEARING INVESTMENTS

     Short-term interest-bearing investments consist of the following:


                                             AMORTIZED COST         MARKET VALUE
                                          AS OF SEPTEMBER 30,   AS OF SEPTEMBER 30,
                                          -------------------   -------------------
                                            2006       2005       2006       2005
                                          --------   --------   --------   --------


Federal agencies........................  $ 45,928   $ 87,116   $ 46,202   $ 86,591
U.S. government treasuries..............    11,815     70,644     11,940     70,187
Corporate backed obligations............   131,129    157,834    130,921    157,059
Corporate bonds.........................    47,892     50,401     47,776     50,218
Mortgages (including government and
  corporate)............................    81,656     47,852     81,559     47,622
Commercial paper/CD.....................    39,458      4,056     39,458      4,056
Private placement.......................    14,397     22,344     14,338     22,278
                                          --------   --------   --------   --------
                                           372,275    440,247    372,194    438,011
Allowance for unrealized loss...........       (81)    (2,236)        --         --
                                          --------   --------   --------   --------
Total...................................  $372,194   $438,011   $372,194   $438,011
                                          ========   ========   ========   ========



     As of September 30, 2006, short-term interest-bearing investments had the following maturity dates:


                                                         MARKET VALUE
                                                         ------------


2007...................................................    $ 57,713
2008...................................................      36,022
2009...................................................      92,904
2010...................................................      30,227
Thereafter.............................................     155,328
                                                           --------
                                                           $372,194
                                                           ========



NOTE 5 -- ACCOUNTS RECEIVABLE, NET

     Accounts receivable, net consists of the following:


                                                   AS OF SEPTEMBER 30,
                                                   -------------------
                                                     2006       2005
                                                   --------   --------


Accounts receivable -- billed....................  $383,763   $282,151
Accounts receivable -- unbilled..................    54,117     28,994
Less -- allowances...............................   (12,075)    (6,908)
                                                   --------   --------
Accounts receivable, net.........................  $425,805   $304,237
                                                   ========   ========


                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6 -- EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

     Components of equipment, vehicles and leasehold improvements, net are:


                                                   AS OF SEPTEMBER 30,
                                                   -------------------
                                                     2006       2005
                                                   --------   --------


Computer equipment...............................  $474,794   $406,705
Vehicles furnished to employees..................    11,642     24,493
Leasehold improvements...........................    93,397     68,882
Furniture and fixtures...........................    45,281     43,076
                                                   --------   --------
                                                    625,114    543,156
Less accumulated depreciation....................   404,824    361,344
                                                   --------   --------
                                                   $220,290   $181,812
                                                   ========   ========



     Total depreciation expense on equipment, vehicles and leasehold improvements for fiscal years 2006, 2005 and 2004, was $75,964, $74,193 and $73,619, respectively.

NOTE 7 -- GOODWILL AND INTANGIBLE ASSETS, NET

     The following table presents details of the Company's total goodwill:



As of October 1, 2004...................................  $  806,874
Decrease in goodwill as a result of a purchase price
  allocation adjustment (related to fiscal 2003
  acquisition)..........................................      (9,893)
Goodwill resulted from DST Innovis acquisition (see Note
  3)....................................................     131,386
Goodwill resulted from Longshine acquisition (see Note
  3)....................................................      41,272
                                                          ----------
As of September 30, 2005................................     969,639
Goodwill resulted from Cramer acquisition (see Note 3)..     249,464
Goodwill resulted from Qpass acquisition (see Note 3)...     238,455
Decrease in DST goodwill as a result of a purchase price
  allocation adjustment (see Note 3)....................      (1,266)
Increase in Longshine goodwill as a result of a purchase
  price allocation adjustment (see Note 3)..............       4,033
Other(1)................................................       1,281
                                                          ----------
As of September 30, 2006................................  $1,461,606
                                                          ==========




   (1) Represents goodwill related to immaterial acquisition.

     The following table presents details of amortization expense of purchased intangible assets as reported in the consolidated statements of income:


                                                YEAR ENDED SEPTEMBER 30,
                                              ---------------------------
                                                2006      2005      2004
                                              -------   -------   -------


Cost of license.............................  $ 2,620   $ 2,620   $ 3,878
Cost of service.............................       --        --     2,785
Amortization of purchased intangible
  assets....................................   37,610    15,356    17,909
                                              -------   -------   -------
Total.......................................  $40,230   $17,976   $24,572
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

     The following table presents details of the Company's total purchased intangible assets:


                                          ESTIMATED
                                         USEFUL LIFE               ACCUMULATED
                                          (IN YEARS)     GROSS    AMORTIZATION      NET
                                         -----------   --------   ------------   --------


SEPTEMBER 30, 2006
Core technology........................      3-5       $235,946     $ (78,560)   $157,386
Customer arrangements..................      7-15       248,155       (62,251)    185,904
Intellectual property rights and
  purchased computer software..........      3-10        51,996       (49,595)      2,401
Trademark..............................       2           2,160          (135)      2,025
                                                       --------     ---------    --------
Total..................................                $538,257     $(190,541)   $347,716
                                                       ========     =========    ========
SEPTEMBER 30, 2005
Core technology........................     2-4.5      $117,925     $ (53,699)   $ 64,226
Customer arrangements..................      2-15       140,009       (49,637)     90,372
Intellectual property rights and
  purchased computer software..........      3-10        51,996       (46,975)      5,021
                                                       --------     ---------    --------
Total..................................                $309,930     $(150,311)   $159,619
                                                       ========     =========    ========



     The estimated future amortization expense of purchased intangible assets as of September 30, 2006 is as follows:


                                          AMOUNT
                                         --------


FISCAL YEAR:
2007...................................  $ 70,813
2008...................................    73,221
2009...................................    63,628
2010...................................    52,549
2011...................................    34,545
Thereafter.............................    52,960
                                         --------
Total..................................  $347,716
                                         ========


                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 8 -- OTHER NONCURRENT ASSETS

     Other noncurrent assets consist of the following:


                                                         AS OF SEPTEMBER 30,
                                                         -------------------
                                                           2006       2005
                                                         --------   --------


Funded employee benefit costs(1).......................  $ 70,669   $ 59,086
Managed services deferred costs(2).....................    63,352     54,314
Prepaid maintenance and other..........................     8,262     10,900
Rent and other deposits................................    10,599      8,908
Other..................................................     7,938     10,231
                                                         --------   --------
                                                         $160,820   $143,439
                                                         ========   ========




   (1) See Note 15.

   (2) See Note 2.

NOTE 9 -- INCOME TAXES

     The provision for income taxes consists of the following:


                                                     YEAR ENDED SEPTEMBER 30,
                                                   ---------------------------
                                                     2006      2005      2004
                                                   -------   -------   -------


Current..........................................  $42,290   $64,038   $72,588
Deferred.........................................   12,947     8,121    (6,345)
                                                   -------   -------   -------
                                                   $55,237   $72,159   $66,243
                                                   =======   =======   =======



     All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Deferred income taxes are comprised of the following components:


                                                    AS OF SEPTEMBER 30,
                                                   --------------------
                                                      2006       2005
                                                   ---------   --------


Deferred tax assets:
  Deferred revenue...............................  $  29,369   $ 38,041
  Accrued employee costs.........................     53,851     42,343
  Equipment, vehicles and leasehold improvements,
     net.........................................     18,842     45,752
  Intangible assets, computer software and
     intellectual property.......................     17,221     14,257
  Net operating loss carry forwards..............     97,813     35,924
  Other..........................................     58,102     43,324
  Valuation allowances...........................    (29,335)   (14,302)
                                                   ---------   --------
  Total deferred tax assets......................    245,863    205,339
                                                   ---------   --------
Deferred tax liabilities:
  Anticipated withholdings on subsidiaries'
     earnings....................................    (47,004)   (43,909)
  Equipment, vehicles and leasehold improvements,
     net.........................................     (3,992)    (7,262)
  Intangible assets, computer software and
     intellectual property.......................   (108,171)   (32,683)
  Managed services costs.........................    (14,580)   (10,110)
  Other..........................................    (12,025)    (5,514)
                                                   ---------   --------
  Total deferred tax liabilities.................   (185,772)   (99,478)
                                                   ---------   --------
Net deferred tax assets..........................  $  60,091   $105,861
                                                   =========   ========



     The effective income tax rate varied from the statutory Guernsey tax rate as follows:


                                                         YEAR ENDED
                                                        SEPTEMBER 30,
                                                     ------------------
                                                     2006   2005   2004
                                                     ----   ----   ----


Statutory Guernsey tax rate........................    20%    20%    20%
Guernsey tax-exempt status.........................   (20)   (20)   (20)
Foreign taxes......................................    16     19     20
Valuation allowance................................     1      1      2
                                                      ---    ---    ---
Income tax rate before effect of acquisition-
  related costs, and equity-based compensation
  expense..........................................    17     20     22
Effect of acquisition-related costs and equity-
  based compensation expense.......................    (2)    --     --
                                                      ---    ---    ---
                                                       15%    20%    22%
                                                      ===    ===    ===



     As a Guernsey company with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes.

     During fiscal 2006, the Company recognized deferred tax assets of $15,033 derived from net capital and operating loss carry forwards related to certain of its subsidiaries. The expiration period of $7,451 of these losses carry forwards is up to 20 years, the rest of the losses expiration is unlimited. Given the uncertainty of the realization of these assets through future taxable earnings, an additional valuation allowance of $15,033

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

was recorded during fiscal 2006, out of which $11,393 was recorded in connection with the Cramer and Qpass acquisitions.

     During fiscal 2005, the Company recognized deferred tax assets of $2,878 derived from operating loss carry forwards related to one of its subsidiaries. During fiscal 2004, the Company recognized deferred tax assets of $11,424 derived from net capital and operating loss carry forwards related to certain of its subsidiaries. The expiration of these losses carry forwards is unlimited. Given the uncertainty of the realization of these assets through future taxable earnings, additional valuation allowances of $2,878 and $11,424 was recorded during fiscal 2005 and 2004, respectively.

NOTE 10 -- FINANCING ARRANGEMENTS

     The Company's financing transactions are described below:

     As of September 30, 2006, the Company had available short-term general revolving lines of credit totaling $30,936. As of September 30, 2006, no amounts were outstanding under these credit lines. The cost of maintaining these revolving lines of credit was insignificant.

     As of September 30, 2006, the Company had outstanding letters of credit and bank guarantees of $8,671. These were mostly supported by a combination of the credit facilities and restricted cash balances that the Company maintains with various banks.

     In addition, as of September 30, 2006, the Company had outstanding short term loans of $1,733, which is secured by certain pledges and guarantees and $175 related to another debt instrument.

NOTE 11 -- CONVERTIBLE NOTES

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

NOTE 12 -- NONCURRENT LIABILITIES AND OTHER

     Noncurrent liabilities and other consist of the following:


                                                   AS OF SEPTEMBER 30,
                                                   -------------------
                                                     2006       2005
                                                   --------   --------


Accrued employees costs(1).......................  $111,909   $ 88,353
Noncurrent customer advances.....................    28,936     34,994
Accrued pension liability........................    24,476     23,193
Accrued print and mail obligation................    14,424     17,806
Accrued lease obligations........................     8,514     12,475
Other............................................     9,378      9,449
                                                   --------   --------
                                                   $197,637   $186,270
                                                   ========   ========




   (1) Primarily severance pay liability in accordance with Israeli law (see note 15).

NOTE 13 -- INTEREST INCOME AND OTHER, NET

     Interest income and other, net consists of the following:


                                               YEAR ENDED SEPTEMBER 30,
                                             ----------------------------
                                               2006      2005      2004
                                             -------   -------   --------


Interest income............................  $50,962   $32,341   $ 17,941
Interest expense...........................   (5,433)   (5,734)   (12,867)
Other, net.................................   (3,788)   (4,304)      (171)
                                             -------   -------   --------
                                             $41,741   $22,303   $  4,903
                                             =======   =======   ========


                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 14 -- CONTINGENCIES

  COMMITMENTS

     The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2006 are as follows:


FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------


2007...................................  $ 60,832
2008...................................    52,967
2009...................................    42,505
2010...................................    37,972
2011...................................    34,298
Thereafter.............................    39,064
                                         --------
                                         $267,638
                                         ========



     Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $8,122, $4,919, $3,497, $3,278, $4,022 and $5,907 for the years ended September 30, 2007, 2008, 2009, 2010, 2011 and thereafter, respectively. Of the $237,893 net operating leases, net of $29,745 of sublease income, $5,837 has been included in accrued restructuring charges as of September 30, 2006.

     Rent expense net of sublease income, including accruals for future lease losses, was approximately $41,088, $38,982 and $43,505 for fiscal 2006, 2005 and 2004, respectively.

     The Company leases vehicles under operating leases. Future minimum non-cancelable lease payments required after October 1, 2006 are as follows:


FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------


2007....................................  $11,896
2008....................................    8,928
2009....................................    4,657
2010....................................      655
                                          -------
                                          $26,136
                                          =======



  LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

  GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

     The Company generally sells its products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2006 and 2005.

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

NOTE 15 -- EMPLOYEE BENEFITS

     The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included as accrued employee costs in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. These severance expenses were approximately $26,403, $16,720 and $15,363 for fiscal 2006, 2005 and 2004, respectively.

     The Company sponsors defined contribution plans covering certain of its employees around the world. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's contributions in fiscal 2006, 2005 and 2004 under such plans were not significant compared to total operating expenses.

     The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post employment benefits for employees of a Canadian subsidiary based on length of service and rate of pay. The measurement date for the pension plan and for the other benefits was September 30, 2006.

  COMPONENTS OF NET BENEFIT PLANS COST

     The net periodic benefit costs for the years ended September 30, related to pension and other benefits were as follows:


                                           PENSION BENEFITS          OTHER BENEFITS
                                     ---------------------------   ------------------
                                       2006      2005      2004    2006   2005   2004
                                     -------   -------   -------   ----   ----   ----


Service costs......................  $ 1,886   $ 2,185   $ 1,967   $324   $265   $373
Interest on benefit obligations....    3,345     3,340     2,676    507    482    386
Expected return on plan assets.....   (3,182)   (2,739)   (2,200)    --     --     --
Settlements........................      313        --        --     --     --     --
                                     -------   -------   -------   ----   ----   ----
                                     $ 2,362   $ 2,786   $ 2,443   $831   $747   $759
                                     =======   =======   =======   ====   ====   ====


                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  COMPONENTS OF ACCRUED BENEFIT LIABILITY

     The following table sets forth changes in the fair value of plan assets, benefit obligations and the funded status of the plans as of September 30, 2006:


                                              PENSION BENEFITS   OTHER BENEFITS
                                              ----------------   --------------


CHANGE IN PLAN ASSETS:
Fair value of plan assets as of October 1,
  2005......................................      $ 41,824          $     --
Actual return on plan assets................         3,458                --
Foreign exchange gain.......................         1,973                --
Employer contribution.......................         2,889               156
Benefits paid...............................        (9,857)             (156)
                                                  --------          --------
FAIR VALUE OF PLAN ASSETS AS OF SEPTEMBER
  30, 2006..................................        40,287                --
                                                  --------          --------
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligations as of October 1, 2005...       (67,305)          (11,731)
Service costs...............................        (1,886)             (324)
Interest on benefit obligations.............        (3,345)             (507)
Actuarial gains (losses)....................         2,289              (774)
Curtailment gains...........................         2,785             2,726
Foreign exchange loss.......................        (3,068)             (547)
Benefits paid...............................         9,857               156
                                                  --------          --------
BENEFIT OBLIGATIONS AS OF SEPTEMBER 30,
  2006......................................       (60,673)          (11,001)
                                                  --------          --------
FUNDED STATUS-PLAN DEFICIT AS OF SEPTEMBER
  30, 2006..................................       (20,386)          (11,001)
Unrecognized actuarial net losses...........        (5,122)           (1,789)
                                                  --------          --------
ACCRUED BENEFIT COSTS AS OF SEPTEMBER 30,
  2006, INCLUDED IN NONCURRENT LIABILITIES
  AND OTHER.................................      $(15,264)         $ (9,212)
                                                  ========          ========



     As of September 30, 2006, the accumulated benefit obligation for the pension plan was $54,292, and $10,611 for other benefits.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth the funded status of the plans as of September 30, 2005:


                                              PENSION BENEFITS   OTHER BENEFITS
                                              ----------------   --------------


CHANGE IN PLAN ASSETS:
Fair value of plan assets as of October 1,
  2004......................................      $ 34,042          $     --
Actual return on plan assets................         4,360                --
Foreign exchange gain.......................         2,674                --
Employer contribution.......................         3,300               164
Benefits paid...............................        (2,552)             (164)
                                                  --------          --------
FAIR VALUE OF PLAN ASSETS AS OF SEPTEMBER
  30, 2005..................................        41,824                --
                                                  --------          --------
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligations as of October 1, 2004...       (49,751)           (7,234)
Service costs...............................        (2,185)             (265)
Interest on benefit obligations.............        (3,340)             (483)
Actuarial losses............................       (10,237)           (3,210)
Foreign exchange loss.......................        (4,344)             (703)
Benefits paid...............................         2,552               164
                                                  --------          --------
BENEFIT OBLIGATIONS AS OF SEPTEMBER 30,
  2005......................................       (67,305)          (11,731)
                                                  --------          --------
FUNDED STATUS-PLAN DEFICIT AS OF SEPTEMBER
  30, 2005..................................       (25,481)          (11,731)
Unrecognized actuarial net losses...........       (10,409)           (3,610)
                                                  --------          --------
ACCRUED BENEFIT COSTS AS OF SEPTEMBER 30,
  2005, INCLUDED IN NONCURRENT LIABILITIES
  AND OTHER.................................      $(15,072)         $ (8,121)
                                                  ========          ========



     As of September 30, 2005, the accumulated benefit obligation for the pension plan was $54,775, and $11,278 for other benefits.

  SIGNIFICANT ASSUMPTIONS

     The significant assumptions adopted in measuring the Canadian subsidiary's accrued benefit obligations and the net periodic benefit cost were as follows:


                                                        2006     2005
                                                        ----     ----


AS OF SEPTEMBER 30:
  ACCRUED BENEFIT OBLIGATIONS
  Weighted average discount rate, end of year.........  5.25%    5.50%
  Weighted average rate of compensation increase, end
     of year..........................................  3.50     3.50
FOR THE YEAR ENDED SEPTEMBER 30:
  NET PERIODIC BENEFIT COST
  Weighted average discount rate, end of preceding
     year.............................................  5.50%    6.25%
  Weighted average expected long-term rate of return
     on plan assets, end of preceding year............  7.50     7.50
  Weighted average rate of compensation increase, end
     of preceding year................................  3.50     3.50


     The expected future rate of return assumption is based on the target asset allocation policy and the expected future rates of return on these assets.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     For measurement purposes, a 4.5% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for the year ended September 30, 2006, except for the cost of medication, which was assumed to increase at an annual rate of 10% for 2006. This rate was assumed to gradually decline to 5% by 2014 and remain stable thereafter.

     A 1% change in the assumed health care cost trend rates would have the following effect as of September 30, 2006:


                                                       1% INCREASE   1% DECREASE
                                                       -----------   -----------


Effect on other benefits -- total service and
  interest cost......................................     $  164       $  (135)
Effect on other benefits -- accrued benefit
  obligations........................................      2,189        (1,695)


  PENSION PLAN ASSETS

     The following table sets forth the allocation of the pension plan assets as of September 30, 2006 and 2005, the target allocation for 2007 and the expected long-term rate of return by asset class. The fair value of the plan assets was $40,287 as of September 30, 2006 and $41,824 as of September 30, 2005.


                                                            PERCENTAGE OF
                                                           PLAN ASSETS AS     WEIGHTED-AVERAGE
                                                            OF SEPTEMBER       LONG-TERM RATE
                                       TARGET ALLOCATION         30,              OF RETURN
                                       -----------------   --------------     ----------------
ASSET CATEGORY                                2007         2006      2005           2006
--------------                         -----------------   ----      ----     ----------------


Equity securities....................       45%-65%          55%       57%           9.7%
Debt securities......................         35-55          45        43            4.9
                                            -------         ---       ---
Total................................          100%         100%      100%           7.5
                                            =======         ===       ===



     Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in units of the BCE Master Trust Fund, a Trust established by Bell Canada. The investment strategy is to maintain an asset allocation that is diversified between multiple different asset classes, and between multiple managers within each asset class, in order to minimize the risk of large losses and to maximize the long-term risk-adjusted rate of return.

  PROJECTED CASH FLOWS

     The Company is responsible for adequately funding the pension plan. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. The Company contributed $2,889 to the pension plan in 2006 which was the minimum contribution required by law. Because the Company does not fund the other employee future benefit plan, the total payments of $156 paid in 2006 represents benefit payments made to beneficiaries. The following table sets forth the Company's estimates for future minimum contributions to the pension plan and for other benefit payments.


FOR THE YEARS ENDED SEPTEMBER 30,             PENSION BENEFITS   OTHER BENEFITS
---------------------------------             ----------------   --------------


2007........................................       $ 1,700           $  200
2008........................................         1,400              300
2009........................................         1,500              300
2010........................................         1,500              400
2011........................................         1,500              400
2012 - 2016.................................         8,400            2,300
                                                   -------           ------
Total.......................................       $16,000           $3,900
                                                   =======           ======


                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 16 -- CAPITAL TRANSACTIONS

     On November 5, 2003, the Company announced that its Board of Directors had authorized a share repurchase program of up to 5,000 Ordinary Shares over the next twelve months. The authorization permitted the Company to purchase Ordinary Shares in open market or privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions. During the first quarter of fiscal 2004, the Company repurchased 4,990 Ordinary Shares under this repurchase program, for an aggregate purchase price of $123,993. In connection with an acquisition by the Company in fiscal 2004, the Company's Board of Directors approved the repurchase of additional Ordinary Shares to offset the dilutive effect of share issuances in the acquisition. The closing of the acquisition occurred in February 2004, and the Company repurchased 484 Ordinary Shares in February 2004 for an aggregate purchase price of $13,417.

     In connection with the Company's issuance of the 0.50% Notes (see Note 11), the Board of Directors approved the repurchase of Ordinary Shares sold short by purchasers of the 0.50% Notes in negotiated transactions, concurrently with the sale of the notes, to offset the dilutive effect of the Ordinary Shares issuable upon conversion of the 0.50% Notes. The closing of the sale of the 0.50% Notes occurred in March 2004, and the Company repurchased 6,074 Ordinary Shares, for an aggregate purchase price of $170,061, out of the 10,436 Ordinary Shares issuable upon conversion of the 0.50% Notes, based on a conversion rate of
23.1911 shares per $1,000 principal amount.

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

NOTE 17 -- STOCK OPTION AND INCENTIVE PLAN

     In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the "Plan"), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of Ordinary Shares issuable under the Plan. In January 2006, the maximum number of Ordinary Shares authorized to be granted under the Plan was increased from 38,300 to 46,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years. In the fourth quarter of fiscal 2005, the Company commenced routinely granting restricted shares and the Company's equity-based grant package may be comprised of restricted stock awards and a fewer number of stock options. As of September 30, 2006, 11,247.8 Ordinary Shares remained available for grant pursuant to the Plan.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes information about stock options to purchase the Company's Ordinary Shares, as well as changes during the years ended September 30, 2006, 2005 and 2004:


                                                NUMBER OF     WEIGHTED AVERAGE
                                              SHARE OPTIONS    EXERCISE PRICE
                                              -------------   ----------------


Outstanding as of October 1, 2003...........     25,565.7          $27.04
Granted.....................................      4,177.2           22.07
Exercised...................................     (1,156.5)          10.44
Forfeited...................................     (2,539.9)          30.89
                                                 --------
Outstanding as of September 30, 2004........     26,046.5           26.61
Granted.....................................      4,892.0           24.36
Exercised...................................     (2,228.7)          10.78
Forfeited...................................     (2,902.4)          32.32
                                                 --------
Outstanding as of September 30, 2005........     25,807.4           26.91
Granted(1)..................................      4,812.1           29.41
Exercised...................................     (5,869.5)          18.24
Forfeited...................................     (1,956.0)          34.42
                                                 --------
Outstanding as of September 30, 2006........     22,794.0          $29.02
                                                 ========
Exercisable on September 30, 2006...........     12,609.7          $32.14
                                                 ========




   (1) Includes options to purchase 297.6 Ordinary Shares assumed in connection with the Company's acquisition of Qpass at weighted average exercise price of $8.01, and options to purchase 161.0 Ordinary Shares assumed in connection with the Company's acquisition of Cramer at weighted average exercise price of $6.50.

     The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during fiscal 2006:


                                                           WEIGHTED AVERAGE
                                               NUMBER OF    GRANT DATE FAIR
                                                 SHARES          VALUE
                                               ---------   ----------------


Outstanding as of October 1, 2005............    133.8          $26.43
Granted(1)...................................    747.4           31.96
Vested.......................................    (94.9)          26.43
Forfeited....................................     (6.0)          32.12
                                                 -----          ------
Outstanding as of September 30, 2006.........    780.3          $31.68
                                                 =====          ======




   (1) Includes 156.8 restricted shares assumed in connection with the Company's acquisition of Cramer at weighted average grant date fair value of $40.7 per share.

     The total intrinsic value of options exercised and the value of restricted shares vested during fiscal 2006 was $92,583 and $2,777, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2006 was $290,758 and $143,677, respectively.

     As of September 30, 2006, there was $63,545 of unrecognized compensation expense related to nonvested stock options and nonvested restricted stock awards. The Company recognizes compensation costs using the

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

     The following table summarizes information about stock options outstanding as of September 30, 2006:


                                  OUTSTANDING
------------------------------------------------------------------------------            EXERCISABLE
                                             WEIGHTED AVERAGE                    ----------------------------
                                                 REMAINING         WEIGHTED                       WEIGHTED
EXERCISE                          NUMBER        CONTRACTUAL         AVERAGE         NUMBER         AVERAGE
PRICE                          OUTSTANDING    LIFE (IN YEARS)   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
--------                       -----------   ----------------   --------------   -----------   --------------


$0.38 - 4.76.................      334.6           5.25             $ 2.51           166.7         $ 1.99
6.40 - 18.60.................    3,431.1           5.94              10.99         2,090.8          10.74
19.78 - 22.75................    3,630.1           7.68              22.02           946.7          21.99
23.43 - 26.68................    3,013.7           6.41              25.21         1,453.6          24.31
27.30 - 29.91................    2,577.3           8.29              27.95           623.3          28.45
31.01 - 32.15................    4,001.4           6.29              31.30         2,961.9          31.01
32.95 - 40.80................    2,543.8           7.27              35.79         1,104.7          34.43
43.05 - 65.01................    2,899.9           4.19              52.87         2,899.9          52.87
66.50 - 78.31................      362.1           3.81              70.15           362.1          70.15


     The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):


                                                YEAR ENDED SEPTEMBER 30,
                                                ------------------------
                                                 2006     2005     2004
                                                ------   ------   ------


Risk-free interest rate(1)....................    4.56%    3.42%    3.12%
Expected life of stock options(2).............    4.37     4.47     4.49
Expected volatility(3)........................    34.9%    63.0%    68.7%
Expected dividend yield(4)....................    None     None     None
Fair value per option(5)......................  $13.36   $12.75   $12.62



   (1) Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company's employee stock options.

   (2) Expected life of stock options is based upon historical experience.

   (3) Expected volatility for fiscal 2006 is based on blended volatility. For fiscal years 2005 and 2004, expected volatility is based on the Company's historical stock price.

   (4) Expected dividend yield is based on the Company's history and future expectation of dividend payouts.

   (5) Fiscal 2006 includes fair value of options assumed in connection with the Company's acquisitions of Qpass and Cramer (see note 3). Fiscal 2006 fair value excluding Qpass and Cramer assumed options is $11.34.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth the pro forma effect of applying SFAS No. 123 on net income and earnings per share for the presented periods:


                                                        YEAR ENDED
                                                      SEPTEMBER 30,
                                                   -------------------
                                                     2005       2004
                                                   --------   --------


Net income as reported...........................  $288,636   $234,860
Add: Equity-based compensation expense included
  in net income, net of related tax effects......       632        453
Less: Total equity-based compensation expense
  determined under fair value method for all
  awards, net of related tax effects.............   (35,666)   (35,989)
                                                   --------   --------
Pro forma net income.............................  $253,602   $199,324
                                                   ========   ========
Basic earnings per share:
  As reported....................................  $   1.44   $   1.13
                                                   ========   ========
  Pro forma......................................  $   1.26   $   0.95
                                                   ========   ========
Diluted earnings per share:
  As reported....................................  $   1.35   $   1.08
                                                   ========   ========
  Pro forma......................................  $   1.19   $   0.92
                                                   ========   ========



NOTE 18 -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:


                                              YEAR ENDED SEPTEMBER 30,
                                           ------------------------------
                                             2006       2005       2004
                                           --------   --------   --------


Numerator:
  Numerator for basic earnings per
     share...............................  $318,636   $288,636   $234,860
  Effect of assumed conversion of 0.50%
     convertible notes...................     3,948      3,939      2,296
                                           --------   --------   --------
Numerator for diluted earnings per
  share..................................  $322,584   $292,575   $237,156
                                           ========   ========   ========
Denominator:
  Denominator for basic earnings per
     share -- weighted average number of
     shares outstanding..................   203,194    201,023    208,726
  Restricted stock.......................       141         25         --
  Effect of assumed conversion of 0.50%
     convertible notes...................    10,436     10,436      6,088
  Effect of dilutive stock options
     granted.............................     4,763      5,678      5,471
                                           --------   --------   --------
  Denominator for dilutive earnings per
     share -- adjusted weighted average
     shares and assumed conversions......   218,534    217,162    220,285
                                           ========   ========   ========
Basic earnings per share.................  $   1.57   $   1.44   $   1.13
                                           ========   ========   ========
Diluted earnings per share...............  $   1.48   $   1.35   $   1.08
                                           ========   ========   ========


                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The effect of the 0.50% Notes issued by the Company in March 2004 on diluted earnings per share was included in the above calculation (See Note 2).

     The weighted average effect of the repurchase of Ordinary Shares by the Company has been included in the calculation of basic earnings per share.

NOTE 19 -- SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

     The Company and its subsidiaries operate in one operating segment, providing business and operations support systems and related services primarily for the communications industry.

  GEOGRAPHIC INFORMATION

     The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.


                                              YEAR ENDED SEPTEMBER 30,
                                        ------------------------------------
                                           2006         2005         2004
                                        ----------   ----------   ----------


REVENUE
United States.........................  $1,319,261   $  985,811   $  824,931
Canada................................     406,941      404,212      333,898
Europe................................     539,784      488,193      480,177
Rest of the world.....................     214,064      160,405      134,726
                                        ----------   ----------   ----------
Total.................................  $2,480,050   $2,038,621   $1,773,732
                                        ==========   ==========   ==========





                                                 AS OF SEPTEMBER 30,
                                        ------------------------------------
                                           2006         2005         2004
                                        ----------   ----------   ----------


LONG-LIVED ASSETS
United States(1)......................  $  889,879   $  588,448   $  340,090
Canada(2).............................     637,328      655,014      668,806
Europe(3).............................     447,106       18,187       18,979
Rest of the world.....................     145,450      133,774       79,838
                                        ----------   ----------   ----------
Total.................................  $2,119,763   $1,395,423   $1,107,713
                                        ==========   ==========   ==========




   (1) Primarily goodwill, intangible assets and computer software and hardware.

   (2) Primarily goodwill.

   (3) Primarily goodwill and intangible assets as of September 30, 2006.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  REVENUE AND CUSTOMER INFORMATION

     Integrated Customer Management Enabling Systems, or ICM Enabling Systems includes the following offerings: revenue management (including billing, mediation and partner settlement), customer management (including ordering, customer relationship management, or CRM and self-service), service and resource management (including fulfillment, activation, inventory management, network planning and customer assurance) and digital commerce management (including content revenue management). Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic Internet directories.


                                              YEAR ENDED SEPTEMBER 30,
                                        ------------------------------------
                                           2006         2005         2004
                                        ----------   ----------   ----------


ICM Enabling Systems..................  $2,201,245   $1,776,536   $1,536,993
Directory.............................     278,805      262,085      236,739
                                        ----------   ----------   ----------
Total.................................  $2,480,050   $2,038,621   $1,773,732
                                        ==========   ==========   ==========



  SALES TO SIGNIFICANT CUSTOMERS

     The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).


                                                  YEAR ENDED SEPTEMBER 30,
                                                  ------------------------
                                                  2006   2005(1)   2004(1)
                                                  ----   -------   -------


Customer 1......................................   14%      17%       18%
Customer 2......................................   13       15        17
Customer 3......................................   11       10        (*)
Customer 4......................................   10       (*)       (*)



   (*) Less than 10 percent of total revenue.

   (1) The percentage of sales to significant customers groups for fiscal years 2005 and 2004 were restated to reflect customer consolidation.

NOTE 20 -- OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

     In accordance with SFAS No. 112 "Employers' Accounting for Post Employment Benefits" (SFAS 112) and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), the Company recognized a total of $0, $8,135 and $0 in restructuring charges in fiscal 2006, 2005 and 2004, respectively.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following describes restructuring actions the Company has initiated in fiscal 2005:

     In the fourth quarter of fiscal 2005, the Company commenced a series of measures designed to align its operational structure to its expected future growth, to allow better integration following the acquisitions of DST Innovis and Longshine, and to improve efficiency. As part of this plan, the Company recorded a charge of $8,135 in connection with the termination of employment of software and information technology specialists and administrative professionals. Approximately $7,238 of the total charge had been paid in cash as of September 30, 2006. The remaining separation costs are expected to be paid out during fiscal 2007.


                                                            EMPLOYEE
                                                           SEPARATION
                                                              COSTS
                                                           ----------


Balance as of October 1, 2004............................    $    --
Charges..................................................      8,135
Cash payments............................................     (1,133)
                                                             -------
Balance as of September 30, 2005.........................      7,002
Cash payments............................................     (6,105)
Adjustments(1)...........................................       (651)
                                                             -------
Balance as of September 30, 2006.........................    $   246
                                                             =======





   (1) Reflects adjustments due to changes in previous estimates, which were recorded in cost of service expenses, and differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar, which were recorded in interest income and other, net.

NOTE 21 -- FINANCIAL INSTRUMENTS

     The Company enters into forward contracts and options to purchase and sell foreign currencies to reduce the exposure associated with revenue denominated in a foreign currency and exposure associated with anticipated expenses (primarily personnel costs), in non-U.S. dollar-based currencies and designates these for accounting purposes as cash flow hedges. The Company also may enter into forward contracts to sell foreign currency in order to hedge its exposure associated with some firm commitments from customers in non-U.S. dollar-based currencies and designates these for accounting purposes as fair value hedges. As of September 30, 2006 and 2005, the Company had no outstanding fair value hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. The Company currently enters into forward exchange contracts exclusively with major financial institutions. Forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to offset the effect of exchange rates on certain assets and liabilities. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years.

     The hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. The effective portion of the change in the fair value of forward exchange contracts or options, which are classified as cash flow hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings. Any residual change in fair value of the forward contracts, such as time value, excluded from effectiveness testing for hedges of estimated receipts from customers, is recognized immediately in "interest income and other, net." Hedge ineffectiveness, if any, is also included in current period in earnings in "interest income and other, net."

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company discontinues hedge accounting for a forward contract or options when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of hedged item; (2) the derivative matures or is terminated; (3) it is determined that the forecasted hedged transaction will no longer occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management decides to remove the designation of the derivative as a hedging instrument.

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

     The fair value of the open contracts recorded by the Company in its consolidated balance sheets as an asset or a liability is as follows:


                                                            AS OF SEPTEMBER
                                                                  30,
                                                          ------------------
                                                            2006      2005
                                                          -------   --------


Prepaid expenses and other current assets...............  $ 7,792   $    369
Other noncurrent assets.................................        9         46
Accrued expenses and other current liabilities..........   (4,165)   (10,755)
Noncurrent liabilities and other........................       --     (2,361)
                                                          -------   --------
Net fair value..........................................  $ 3,636   $(12,701)
                                                          =======   ========



     A significant portion of the forward contracts and options outstanding as of September 30, 2006 are expected to mature within the next year.

     During fiscal years 2006, 2005 and 2004, the gains or losses recognized in earnings for hedge ineffectiveness, excluding the time value portion excluded from effectiveness testing, were not material. During fiscal years 2006, 2005 and 2004, the Company did not recognize any losses for a hedged firm commitment that no longer qualified as a fair value hedge. During fiscal years 2006, 2005 and 2004, the Company recognized losses of $0, $265 and $1,189, respectively, resulting from hedged forecasted cash flows that no longer qualified as cash flow hedges. All of the above gains or losses are included in "interest income and other, net."

     Derivatives gains and losses, that are included in other comprehensive income, are reclassified into earnings at the time the forecasted revenue or expenses are recognized. The Company estimates that a $2,834 net gain related to forward contracts and options that are included in other comprehensive income as of September 30, 2006 will be reclassified into earnings within the next twelve months. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 22 -- SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following are details of the unaudited quarterly results of operations for the three months ended:


                                            SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,
                                            -------------   --------   ---------   ------------


2006
  Revenue.................................     $665,445     $626,448    $601,129     $587,028
  Operating income........................       76,194       84,470      88,789       82,679
  Net income..............................       75,955       85,585      81,762       75,334
  Basic earnings per share................         0.37         0.42        0.40         0.38
  Diluted earnings per share..............         0.35         0.39        0.38         0.36
2005
  Revenue.................................     $573,318     $507,355    $488,416     $469,532
  Operating income........................       77,396       92,062      87,193       81,841
  Net income..............................       67,799       77,097      74,297       69,443
  Basic earnings per share................         0.34         0.38        0.37         0.34
  Diluted earnings per share..............         0.32         0.36        0.34         0.32

                        VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                                                     VALUATION ALLOWANCES
                                                                            ON NET
                                               ACCOUNTS RECEIVABLE       DEFERRED TAX
                                                    ALLOWANCES              ASSETS
                                               -------------------   --------------------


Balance as of October 1, 2003................        $ 18,018               $    --
Additions:
  Charged to costs and expenses..............              --                 8,076 (1)
  Charged to revenue.........................           2,881                    --
  Charged to other accounts..................           4,176                 3,348
Deductions...................................         (12,904)                   --
                                                     --------               -------
Balance as of September 30, 2004.............          12,171                11,424
Additions:
  Charged to costs and expenses..............             571                 2,878 (2)
  Charged to revenue.........................             426                    --
  Charged to other accounts..................           2,580 (3)                --
Deductions...................................          (8,840)                   --
                                                     --------               -------
Balance as of September 30, 2005.............           6,908                14,302
  Charged to costs and expenses..............           1,592                 3,640 (4)
  Charged to revenue.........................           1,448                    --
  Charged to other accounts..................           4,406 (5)            11,393 (6)
Deductions...................................          (2,279)                   --
                                                     --------               -------
Balance as of September 30, 2006.............        $ 12,075               $29,335
                                                     ========               =======





   (1) Valuation allowances on deferred tax assets incurred during fiscal 2004.

   (2) Valuation allowances on deferred tax assets incurred during fiscal 2005.

   (3) Includes accounts receivable allowance of $2,580 acquired as part of the acquisitions of DST Innovis and Longshine.

   (4) Valuation allowances on deferred tax assets incurred during fiscal 2006.

   (5) Includes accounts receivable allowance of $4,406 acquired primarily as part of the acquisition of Cramer.

   (6) Includes valuation allowances on deferred tax assets incurred in connection with the Cramer and Qpass acquisitions.