Form 20-F/A
period 2006-09-30
AMDOCS LTD
filed 2007-02-14
CIK 1062579

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                               Amendment No. 1 to
                                    FORM 20-F

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

                                EXPLANATORY NOTE

     This Amendment No. 1 to Annual Report on Form 20-F of Amdocs Limited for the fiscal year ended September 30, 2006 is filed solely for the purpose of revising page F-3 of Part III, Item 18 Financial Statements, to include a revised Report of Independent Registered Public Accounting Firm. The report that was filed as a part of our Annual Report on Form 20-F filed on December 13, 2006 (the "Original Filing") inadvertently omitted an explanatory paragraph to refer to the Company's change in method of accounting for equity-based compensation as set forth in Note 2 to the financial statements contained the Original Filing. This report has been revised to include such an explanatory paragraph to refer to the Company's change in method of accounting for equity-based compensation. The attached revised Report of Independent Registered Public Accounting Firm and accompanying financial statements and notes are substituted for the form of report and financial statements contained in the Original Filing. Except as described above and except for certain updates to Part III, Item 19 Exhibits, no other changes have been made to the Annual Report on Form 20-F and accordingly, all Items other than Part III, Items 18 and 19 have been omitted.

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

                                        SIGNATURES

               The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

                                                    Amdocs Limited

                                                   /s/ Thomas G. O'Brien
                                                   -----------------------------
                                                   Thomas G. O'Brien
                                                   Treasurer and Secretary
                                                   Authorized U.S.
                                                   Representative

Date: February 14, 2007

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

   EXHIBIT
     NO.                                     DESCRIPTION
   -------                                   -----------

4.b.5          Amended and Restated Customer Care and Billing Services Agreement,
               dated as of July 1, 2006, between Sprint/United Management Company and
               Amdocs Software Systems Limited (confidential material has been redacted and complete exhibits have been separately filed with the
               Securities and Exchange Commission) (incorporated by reference to
               Exhibit 99.1 to Amdocs' Form 6-K dated December 13, 2006)
4.b.6          Agreement Amending the Further Amended and Restated Master Outsourcing
               Agreement and Master License and Services Agreement, dated as of
               October 5, 2006, between Bell Canada and Amdocs Canadian Managed
               Services Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange
               Commission) (incorporated by reference to Exhibit 99.2 to Amdocs' Form
               6-K dated December 13, 2006)
4.c.1*         Amdocs Limited 1998 Stock Option and Incentive Plan, as amended
8*             Subsidiaries of Amdocs Limited
12.1           Certification of Chief Executive Officer pursuant to Rule 13a-
               14(a)/15d-14(a)
12.2           Certification of Chief Financial Officer pursuant to Rule 13a-
               14(a)/15d-14(a)
13.1           Certification of Chief Executive Officer pursuant to 18U.S.C. 1350
13.2           Certification of Chief Financial Officer pursuant to 18U.S.C. 1350
14.1           Consent of Ernst & Young LLP


--------

   * Previously filed as exhibits to the Company's Annual Report on Form 20-F for the fiscal year ended September 30, 2006.

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

     As discussed in Note 2 to the consolidated financial statements, effective October 1, 2005, the Company changed its method of accounting for equity-based compensation to adopt Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

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

     As of September 30, 2006, there was $63,545 of unrecognized compensation expense related to nonvested stock options and nonvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

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