Form 20-F
period 2007-09-30
AMDOCS LTD
filed 2007-12-03
CIK 1062579

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

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007

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

        Ordinary Shares, par value L0.01                           209,762,394(1)
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

                               Yes [ ]     No [X]

--------

(1) Net of 28,549,873 shares held in treasury. Does not include (a) 20,456,488 ordinary shares reserved for issuance upon exercise of stock options granted under our stock option plan or by companies we have acquired, and (b) 10,437,895 ordinary shares reserved for issuance upon conversion of outstanding convertible debt securities.

                                 AMDOCS LIMITED

                                 --------------

                                    FORM 20-F

           ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007

                                 --------------

                                      INDEX


                                      PART I
Item 1.     Identity of Directors, Senior Management and Advisors...........     3
Item 2.     Offer Statistics and Expected Timetable.........................     3
Item 3.     Key Information.................................................     3
Item 4.     Information on the Company......................................    14
Item 5.     Operating and Financial Review and Prospects....................    28
Item 6.     Directors, Senior Management and Employees......................    45
Item 7.     Major Shareholders and Related Party Transactions...............    52
Item 8.     Financial Information...........................................    53
Item 9.     The Offer and Listing...........................................    54
Item 10.    Additional Information..........................................    54
Item 11.    Quantitative and Qualitative Disclosure about Market Risk.......    62
Item 12.    Description of Securities Other than Equity Securities..........    63

                                      PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies.................    64
Item 14.    Material Modifications to the Rights of Security Holders and Use
            of Proceeds.....................................................    64
Item 15.    Controls and Procedures.........................................    64
Item 16A.   Audit Committee Financial Expert................................    64
Item 16B.   Code of Ethics and Business Conduct.............................    64
Item 16C.   Principal Accountant Fees and Services..........................    65
Item 16D.   Exemption From the Listing Standards for Audit Committees.......    65
Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated
            Purchasers......................................................    66

                                     PART III
Item 17.    Financial Statements............................................    67
Item 18.    Financial Statements............................................    67
Item 19.    Exhibits........................................................    67

Index to Consolidated Financial Statements..................................   F-1

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

     We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including, without limitation, each of the following: Amdocs(TM), Clarify(TM), Cramer(TM), Customer Experience System(TM), Intentional Customer Experience(TM), OpenMarket(TM) and Qpass(TM).

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

     Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; the loss of a significant customer; consolidation within the industries in which our customers operate; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth below under the caption "Risk Factors".

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2007 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

     The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under "Operating and Financial Review and Prospects" included elsewhere in this Annual Report.

                                     2007         2006         2005         2004         2003
                                  ----------   ----------   ----------   ----------   ----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.........................  $2,836,173   $2,480,050   $2,038,621   $1,773,732   $1,483,327
Operating income................     357,433      332,132      338,492      296,200      210,418
Net income......................     364,937      318,636      288,636      234,860      168,883
Basic earnings per share........        1.76         1.57         1.44         1.13         0.78
Diluted earnings per share......        1.65         1.48         1.35         1.08         0.77
Dividends declared per share....          --           --           --           --           --



                                     2007         2006         2005         2004         2003
                                  ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
Total assets....................  $4,344,599   $3,962,828   $3,202,468   $2,863,884   $2,877,517
Long-term obligations
  2% Convertible Notes due June
     1, 2008(1).................          --           --          272          272      400,454
  0.50% Convertible Senior Notes
     due 2024(2)................     450,000      450,000      450,000      450,000           --
  Long-term portion of capital
     lease obligations..........          --           --           --        4,112       23,825
Shareholders' equity(3).........   2,600,243    2,154,165    1,656,452    1,444,190    1,591,600

                                                    ORDINARY SHARES   ADDITIONAL
                                                   ----------------     PAID-IN
                                                    SHARES   AMOUNT     CAPITAL    TREASURY STOCK
                                                   -------   ------   ----------   --------------
                                                                   (IN THOUSANDS)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
  DATA:
Balance as of September 30, 2003................   216,058   $3,580   $1,820,956      $(109,281)
  Issuance of ordinary shares related to
     acquisition, net(4)........................       561       --          747         14,392
  Employee stock options exercised..............     1,157       21       12,056             --
  Tax benefit of stock options exercised........        --       --        3,094             --
  Stock options granted, net of forfeitures.....        --       --          749             --
  Repurchase of shares(3).......................   (16,442)      --           --       (407,527)
  Expense related to vesting of stock options...        --       --            6             --
                                                   -------   ------   ----------      ---------
Balance as of September 30, 2004................   201,334   $3,601   $1,837,608      $(502,416)
  Issuance of restricted stock and stock options
     related to acquisitions, net...............       144        2        6,034             --
  Employee stock options exercised..............     2,229       41       23,983             --
  Tax benefit of stock options exercised........        --       --        3,147             --
  Repurchase of shares(3).......................    (3,525)      --           --        (99,976)
  Expense related to vesting of stock options...        --       --          150             --
                                                   -------   ------   ----------      ---------
Balance as of September 30, 2005................   200,182   $3,644   $1,870,922      $(602,392)
  Employee stock options exercised..............     5,869      106      106,853             --
  Tax benefit of stock options exercised........        --       --        7,619             --
  Issuance of restricted stock, net of
     cancellations..............................       742       13           --             --
  Issuance of restricted stock and stock options
     related to acquisitions, net...............        --       --        4,634             --
  Equity-based compensation expense related to
     employees..................................        --       --       46,178             --
  Reclassification of unearned compensation to
     additional paid in capital.................        --       --         (962)            --
  Equity-based compensation expense related to
     non employee stock options.................        --       --           65             --
                                                   -------   ------   ----------      ---------
Balance as of September 30, 2006................   206,793   $3,763   $2,035,309      $(602,392)
  Employee stock options exercised..............     3,970       79       74,576             --
  Tax benefit of stock options exercised........        --       --        3,965             --
  Repurchase of shares(3).......................    (1,411)      --           --        (49,837)
  Issuance of restricted stock, net of
     cancellations..............................       410        8           --             --
  Issuance of restricted stock and stock options
     related to acquisitions, net...............        --       --          768             --
  Equity-based compensation expense related to
     employees..................................        --       --       53,587             --
  Equity-based compensation expense related to
     non employee stock options.................        --       --           29             --
Balance as of September 30, 2007................   209,762   $3,850   $2,168,234      $(652,229)
                                                   =======   ======   ==========      =========



--------

   (1) In fiscal 2001, we issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "2% Notes"). To date, we have repurchased all but $175 of the 2% Notes. The outstanding 2% Notes are included under short-term liabilities.

   (2) In fiscal 2004, we issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due March 15, 2024 (the "0.50% Notes").

   (3) From time to time, our Board of Directors has authorized us to repurchase ordinary shares in open market or privately negotiated transactions and at times and prices we deem appropriate. During fiscal 2004, we repurchased an aggregate of 16,442 ordinary shares at an average price of $24.77 per share in connection with open market repurchases, our February 2004 acquisition of XACCT Technologies Ltd. ("XACCT") and our March 2004 issuance of the 0.50% Notes. During fiscal 2005, we repurchased 3,525 ordinary shares at an average price of $28.33 per share, and during fiscal 2007, we repurchased 1,411 ordinary shares at an average price of $35.30 per share.

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

RISK FACTORS

  WE ARE EXPOSED TO GENERAL GLOBAL ECONOMIC AND MARKET CONDITIONS, PARTICULARLY THOSE IMPACTING THE COMMUNICATIONS INDUSTRY.

     Developments in the communications industry, such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies.

     During adverse conditions in the business environment for communications companies, communications providers need to control operating expenses and capital investment budgets resulting in slowed customer buying decisions, as well as price pressures, which can adversely affect our revenue. Adverse market conditions in the future could have a negative impact on our business by reducing the number of new contracts we are able to sign and the size of initial spending commitments, as well as decreasing the level of discretionary spending under contracts with existing customers. In addition, a reoccurrence of the slowdown in the buying decisions of communications providers could extend our sales cycle period and limit our ability to forecast our flow of new contracts.

  IF WE FAIL TO ADAPT TO CHANGING MARKET CONDITIONS AND CANNOT COMPETE SUCCESSFULLY WITH EXISTING OR NEW COMPETITORS, OUR BUSINESS COULD BE HARMED.

     We may be unable to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, it could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for managed services we provide to customers under long-term service agreements. These managed services include services such as management of datacenter operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation and management of end-to-end business processes for billing and customer care operations.

     The market for communications information systems is highly competitive and fragmented, and we expect competition to continue to increase. We compete with independent software and service providers and with the in-house IT and network departments of communications companies. Our main competitors include firms that provide IT services (including consulting, systems integration and managed services), software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services (such as Internet, wireline and wireless services, cable, satellite and service bureaus) and companies that offer software systems in combination with the sale of network equipment. Following our 2006 acquisition of Qpass Inc., which we refer to as Qpass, we also compete with companies that provide digital commerce software and solutions.

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

     A number of our competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their abilities to address the needs of our prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot assure you that we will be able to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, our results of operations and financial condition may be adversely affected.

  IF WE DO NOT CONTINUALLY ENHANCE OUR PRODUCTS AND SERVICE OFFERINGS, WE MAY HAVE DIFFICULTY RETAINING EXISTING CUSTOMERS AND ATTRACTING NEW CUSTOMERS.

     We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our base software modules and to developing our customer experience systems. Our present or future products may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

  OUR BUSINESS IS DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT CUSTOMERS, AND THE LOSS OF ANY ONE OF OUR SIGNIFICANT CUSTOMERS COULD HARM OUR RESULTS OF OPERATIONS.

     Our business is dependent on a limited number of significant customers, of which AT&T was our largest in fiscal 2007. In fiscal 2007, our three largest groups of customers were AT&T (including Cingular, which became wholly-owned by AT&T in December 2006), Sprint Nextel and Bell Canada, and certain of their subsidiaries, each of which accounted for more than 10% of our revenue in fiscal 2007. Together, these three customer groups accounted for 48% of our revenue in fiscal 2007. Aggregate revenue derived from the multiple business arrangements we have with customer groups that were responsible for at least 5% of annual revenue accounted for approximately 54% of our revenue in fiscal 2007 (four customers) and 55% of our revenue in fiscal 2006 (four customers), in each case, treating AT&T and Cingular as a single customer. AT&T has historically been one of our largest shareholders, and, as of November 26, 2007, it beneficially owned approximately 5.1% of our outstanding ordinary shares. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition.

     Although we have received a substantial portion of our revenue from recurring business with established customers, many of our major customers do not have any obligation to purchase additional products or services from us and generally have already acquired fully paid licenses to their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements or services in amounts similar to previous years or may delay implementation of committed projects, each of which could reduce our revenue and profits.

  OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO DEVELOP LONG-TERM RELATIONSHIPS WITH OUR CUSTOMERS AND TO MEET THEIR EXPECTATIONS IN PROVIDING PRODUCTS AND PERFORMING SERVICES.

     We believe that our future success will depend to a significant extent on our ability to develop long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing customer experience systems. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high quality services to customers that have already implemented our products. If we are unable to meet customers' expectations in providing products or performing services, our business and results of operations could be harmed.

  WE MAY SEEK TO ACQUIRE COMPANIES OR TECHNOLOGIES THAT COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     In 2005, we acquired from DST Systems, Inc., which we refer to as DST, its DST Innovis, Inc. and DST Interactive, Inc. subsidiaries, which we refer to collectively as DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies. In 2005, we also acquired Longshine Information Technology Company Ltd., or Longshine, a leading vendor of customer care and billing software in China. In 2006, we acquired Qpass, a leading provider of digital commerce software and solutions, as well as Cramer Systems Group Ltd., or Cramer, a leading provider of operations support systems. In February 2007, we acquired SigValue Technologies, Inc., or SigValue, a provider of integrated billing, customer care and service control platform designed for telecommunications service providers in high-growth emerging markets around the world. In the future, we may acquire other companies where we believe we can acquire new products or services or otherwise enhance our market position or strategic strengths. We cannot assure you that suitable future acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that we will be able to complete otherwise favorable acquisitions because of antitrust or other regulatory concerns.

     We cannot assure you that our acquisitions of DST Innovis, Longshine, Qpass, Cramer or SigValue, or any future acquisitions that we may make, will enhance our products or strengthen our competitive position. We also cannot guarantee that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our past acquisitions, and any future acquisitions that we may make, could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. Any failure to recognize significant defects in the internal control policies of acquired companies or to properly integrate and retain personnel may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

  THE SKILLED AND HIGHLY QUALIFIED WORKFORCE THAT WE NEED TO DEVELOP, IMPLEMENT AND MODIFY OUR SOLUTIONS MAY BE DIFFICULT TO HIRE AND RETAIN, AND WE COULD FACE INCREASED COSTS TO ATTRACT AND RETAIN OUR SKILLED WORKFORCE.

     Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified personnel. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, if we were to obtain several new customers or implement several new large-scale projects in a short period of time, we may need to attract and train additional IT professionals at a rapid rate. We may face difficulties identifying and hiring qualified personnel. Our inability to hire and retain the appropriate personnel could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, to meet our commitments and to compete for new customer contracts. In particular, wage costs in some of the countries in which we maintain development centers, such as Cyprus and India, have historically been significantly lower than wage costs in the United States and Europe for comparably-skilled professionals, although such costs are increasing. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive.

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

     We have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue and could intensify. Fluctuations may result from many factors, including:

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

     We believe that the placement of customer orders may be concentrated in specific quarterly periods due to the time requirements and budgetary constraints of our customers. Although we recognize revenue as projects are performed, progress may vary significantly from project to project, and we believe that variations in quarterly revenue are sometimes attributable to the timing of initial order placements. Due to the relatively fixed nature of certain of our costs, a decline of revenue in any quarter could result in lower profitability for that quarter. In addition, fluctuations in our quarterly operating results could cause significant fluctuations in the market price of our ordinary shares.

  OUR REVENUE, EARNINGS AND PROFITABILITY ARE AFFECTED BY THE LENGTH OF OUR SALES CYCLE, AND A LONGER SALES CYCLE COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

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

  IF THE MARKET FOR OUR PRODUCTS DETERIORATES, WE MAY INCUR ADDITIONAL RESTRUCTURING CHARGES.

     In the second quarter of fiscal 2007, we commenced a series of measures designed to align our operational structure to our expected future growth and to improve efficiency. As part of this plan, we recorded an expense of $6.0 million, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and for rent obligations. From time to time in the past, we have undertaken similar cost reduction measures. For example, in fiscal 2005, we commenced a series of measures designed in part to allow better integration of acquisitions and to improve efficiency. Reductions in personnel can result in significant severance, administrative and legal expenses and may also adversely affect or delay various sales, marketing and product development programs and activities. Depending on market conditions in the communications industry and our business and financial needs, we may be forced to implement additional restructuring plans to further reduce our costs, which could result in additional restructuring charges. Additional restructuring charges could have a material adverse effect on our financial results.

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

     Restructurings and cost reduction measures that we have implemented from time to time have reduced the size of our operations and headcount, and acquisitions and organic growth have from time to time increased our headcount. For example, in connection with implementation of personnel reductions in 2002, we reduced our workforce from approximately 9,100 individuals to as low as 7,800; however, by September 30, 2007, as the result of acquisitions and organic growth in the size of our operations, our workforce had increased to approximately 17,500. During periods of contraction, we have disposed of office space and related obligations in efforts to keep pace with the changing size of our operations and we may do so in the future. These cost reduction measures have included, and may in the future include, consolidating and/or relocating certain of our operations to different geographic locations. These activities could lead to difficulties and significant expenses related to subleasing or assigning any surplus space and retaining and expanding our base of skilled professionals. We have accrued the estimated expenses that will result from our past restructuring efforts. However, if it is determined that the amount accrued is insufficient, an additional charge could have an unfavorable impact on our consolidated financial statements in the period this was determined.

  OUR INTERNATIONAL PRESENCE EXPOSES US TO RISKS ASSOCIATED WITH VARIED AND CHANGING POLITICAL, CULTURAL, LEGAL AND ECONOMIC CONDITIONS WORLDWIDE.

     We are affected by risks associated with conducting business internationally. We maintain development facilities in China, Cyprus, India, Ireland, Israel and the United States, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer base and to expand into new international markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

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

  POLITICAL AND ECONOMIC CONDITIONS IN THE MIDDLE EAST, CYPRUS AND OTHER COUNTRIES MAY ADVERSELY AFFECT OUR BUSINESS.

     Of the development centers we maintain worldwide, our largest development center is located in five different sites throughout Israel. Approximately 30% of our workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

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

     In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Although Cyprus has joined the European Union, intensive discussions facilitated by the United Nations, the European Union and the United States have not resulted in an agreed-upon plan of reunification for Cyprus. Major hostilities between Cyprus and Turkey could have a material adverse effect on our development facility in Cyprus.

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

     Although we have operations throughout the world, the majority of our revenue and approximately 50% to 60% of our operating costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, approximately 40% to 50% of our operating costs in fiscal 2007 were incurred outside the United States in other currencies. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. The cost of our operations outside of the United States, as expressed in dollars, could be adversely affected by the extent to which any increase in the rate of inflation in a particular country is not offset (or is offset with a time delay) by a devaluation of the local currency in relation to the dollar. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

     In addition, a portion of our revenue (approximately 30% in fiscal 2007) is not incurred in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the currencies in which such revenue is incurred and the dollar may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the Euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

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

  IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY FROM MISAPPROPRIATION, OUR BUSINESS MAY BE HARMED.

     Any misappropriation of our technology or the development of competitive technology could seriously harm our business. Our software and software systems are largely comprised of software and systems we have developed or acquired and that we regard as proprietary. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, non-disclosure agreements and other methods to protect our proprietary rights. We also enter into non-disclosure and confidentiality agreements with our customers, workforce and marketing representatives and with certain contractors with access to sensitive information, and we also limit our customer access to the source codes of our software and our software systems. However, we do not include in our software any mechanisms to prevent or inhibit unauthorized use.

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

     We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. Additionally, following our acquisition of Qpass, we support service providers and media companies with respect to digital content services, which could subject us to claims related to such services.

     If anyone asserts a claim against us relating to proprietary technology or information, we might seek to license their intellectual property. We might not, however, be able to obtain a license on commercially reasonable terms or on any terms. In addition, any efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling our products and could therefore seriously harm our business.

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

     Our systems are an integral part of our customers' business operations. The continued and uninterrupted performance of these systems by our customers is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide services to them. Sustained or repeated system failures would reduce the attractiveness of our services significantly and could result in decreased demand for our products and services.

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

  THE TERMINATION OR REDUCTION OF CERTAIN GOVERNMENT PROGRAMS AND TAX BENEFITS COULD ADVERSELY AFFECT OUR OVERALL EFFECTIVE TAX RATE.

     There can be no assurance that our effective tax rate of 10.6% for the year ended September 30, 2007 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

     For example, through subsidiaries, we operate a development center and a business processing operations center in India. In 2007, the corporation tax rate applicable in India on trading activities was 33.99%. Our subsidiaries in India operate under a specific favorable tax entitlement that is based upon pre-approved information technology related services activity. As a result, our subsidiaries are entitled to certain corporate income tax exemptions on all income derived from such pre-approved information technology activity, provided they continue to meet the conditions required for such tax benefits. The benefits are scheduled to expire April 1, 2009. Please see "Item
10 -- Additional Information -- Taxation -- Certain Indian Tax Considerations" for more information.

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

  THE MARKET PRICE OF OUR ORDINARY SHARES HAS AND MAY CONTINUE TO FLUCTUATE WIDELY.

     The market price of our ordinary shares has fluctuated widely and may continue to do so. Since September 30, 2005, our ordinary shares traded as high as $41.01 per share and as low as $24.30 per share. As of November 26, 2007, the closing price of our ordinary shares was $31.38 per share. Many factors could cause the market price of our ordinary shares to rise and fall, including:

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

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY, DEVELOPMENT AND ORGANIZATIONAL STRUCTURE OF AMDOCS

     Amdocs Limited was organized under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing software and services solutions to enable communications companies and other major services providers in North America, Europe and the rest of the world to move toward an integrated approach to customer management. Our registered office is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands, and the telephone number at that location is +44-1481-728444.

     In the United States, our main sales and development center is in St. Louis, Missouri. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is +1-314-212-8328.

     Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in China, Cyprus, India, Ireland, Israel and the United States.

     We have pursued acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths. Our 1999 acquisition of ITDS enabled us to expand our service offerings and enhanced our ability to provide managed services solutions to our customers. In 2000, we acquired Solect, which enhanced our ability to serve the growing Internet Protocol, or IP, needs of our customers. We believe our 2001 acquisition from Nortel Networks Corporation of substantially all of the assets of its Clarify business, which provided Customer Relationship Management, or CRM, software to communications services companies and other enterprise sectors, positioned us as a leading provider of CRM to the communications industry and, through our addition of Clarify's CRM software to our product offerings, reinforced our leadership in delivering a comprehensive portfolio of business software applications. In 2003, we purchased Bell Canada's 90% ownership interest in Certen, which we formed with Bell Canada in 2001. This acquisition expanded our managed services offerings and positioned us as a leading provider of managed services to the communications industry. As a result of the acquisition, Certen is now our wholly-owned subsidiary. In 2004, we acquired XACCT, a provider of mediation software to communications service providers.

     In July 2005, we acquired from DST all of the capital stock of DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies, or the broadband industry. We believe that this acquisition has positioned us to offer a comprehensive set of solutions to companies in the broadband industry.

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

     In May 2006, we acquired all of the capital stock of Qpass, a leading provider of digital commerce software and solutions. We expect that this acquisition will allow us to support service providers and media companies seeking to launch and monetize digital content, and we believe that this acquisition positions us as a leader in the emerging digital content market.

     In August 2006, we acquired all of the capital stock of Cramer, a privately-held leading provider of operation support systems, or OSS, solutions. We expect that our acquisition of Cramer will enable us to leverage and greatly enhance our current assets in the business support systems, or BSS, and OSS market.

     On February 7, 2007, we acquired SigValue, a provider of an integrated billing, customer care and service control platform designed for telecommunications service providers in high-growth emerging markets, where the customer base is predominately comprised of mobile pre-paid subscribers. We previously owned 14% of SigValue's outstanding capital stock and acquired the balance in the acquisition. We expect that this acquisition will expand our offerings for rapidly growing emerging markets.

     In the future, we may consider, as part of our strategy, additional acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     Our software and information technology workforce has increased from 12,000 as of September 30, 2005 to 15,000 as of the end of fiscal 2006 and to 16,000 as of the end of fiscal 2007. The increases in our workforce are attributable to the Qpass and Cramer acquisitions, as well as to organic growth in the size of our operations.

     Our principal capital expenditures for fiscal 2007, 2006 and 2005 have been for computer equipment, for which we spent approximately $117.3 million, $66.6 million and $57.6 million, respectively. Capital expenditures increased in fiscal 2007 as we invested in managed services projects and continued to support the overall growth of our business. We anticipate our principal capital expenditures in fiscal 2008 will consist of additional computer equipment, with the bulk of these expenditures for computer equipment to be located at our facilities in North America, India and Israel.

BUSINESS OVERVIEW

     Amdocs is a leading provider of software and services for communication service providers. Our market focus is primarily Tier 1 and Tier 2 communications companies, including leading wireline and wireless telecommunications, broadband cable and satellite service providers.

     We develop, implement and manage software and services associated with the business support systems and operational support systems (BSS and OSS) that enable service providers to deliver a better customer experience, by, for example, introducing products quickly, understanding their customers more deeply, processing orders efficiently and solving problems productively. We refer to these systems as customer experience systems.

     We believe the demand for our customer experience systems is primarily driven by the need for communications service providers to transform their businesses. Consolidation in the communications industry is continuing, and competition among incumbent and new entrant service providers is intensifying. At the same time, convergence is accelerating, with consumers expecting continuous access to voice, data and video services anywhere, through any device. Service providers are responding to this challenge by seeking to develop new revenue streams that take advantage of ubiquitous connectivity and convergence. In this changing environment, we believe service providers will succeed by differentiating their offerings in order to deliver a customer experience that is simple, personal, and valuable at every point of service. Service providers can do this by adopting our strategy of integrated customer management. Although the pace at which service providers were embarking on transformation projects at the beginning of fiscal 2007 was not as we had expected, we continue to regard the need to transform as a long-term industry trend that will continue to drive the demand for our customer experience systems.

  INDUSTRY BACKGROUND

     Communications Industry

     Over the 25 years Amdocs has been in business, competition in the global communications industry has increased as a result of deregulation and the development of new technologies, including Internet Protocol (IP) Multimedia Subsystem (IMS) and others, that allow introduction of new products and services, including content and IP-based services, as well as bundling and convergence of wireline and wireless voice, video and data services. The industry is continuing to undergo transformation, driven by these pressures of convergence and competition and by continuing increases in customer demands. We believe that the telecommunications industry will continue to be driven by consolidation, convergence, competition and the customer.

     Competition in the U.S. market began to increase in 1984 when AT&T was required to divest its local telephone operations and many new operators began to enter the long distance market. The Telecommunications Act of 1996 increased competition in the United States even further by allowing new and existing local, long distance and cable companies to offer competing services. Many companies now compete by providing bundled or convergent services, offering combinations of local exchange, long-distance, wireless, broadband access, content and electronic and mobile commerce services. Deregulation is also creating opportunities for new ways of doing business, such as wholesaling and reselling communications services. Privatization and deregulation continue to encourage increased competition worldwide. We believe that, as markets are opened to competition, new competitors within these markets typically compete for market share with more established carriers by operating at lower cost, offering competitive prices, introducing new features and services and being more responsive to customer needs. In parallel, the communications industry has undergone consolidation, as companies seek to broaden their global reach and expand service offerings and control costs. In addition, global expansion by multinational companies and concurrent technological advances are opening markets in less developed countries to enhanced communications services and competition.

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

     Information Systems

     Increased global spending on information systems by communications service providers suggests that many are seeking to upgrade existing systems and install new systems that would enable them to transform their business to deliver new, next-generation, convergent or bundled services in the context of a differentiating, intentional customer experience. We believe that these service providers are looking for systems that reduce IT and operational costs, enhance customer management to increase average revenue and profitability per user, support customer retention, and enable rapid rollout of new marketing packages and advanced data services. In addition, these systems must have the ability to orchestrate end-to-end business processes and provide customers with single-contact, single-invoice solutions for their services. We believe this is driven by the move toward convergence and the demand from consumers for simplicity and ubiquitous connectivity: access to any service anytime, anywhere, through any device.

     As a result, we believe service providers require modular, yet integrated, information systems that provide the level of integration, flexibility and scalability they need to improve operational efficiency and to differentiate themselves from their competitors in an increasingly competitive marketplace. To save scarce capital and operating expenditure resources, some carriers are investing in pre-configured open-architecture software products, which require limited customization, rather than highly customized solutions.

     As many communications companies strive to become more customer-oriented, they are concentrating efforts and internal resources on servicing their customers and expanding their service offerings. In order to implement efficient, flexible, cost-effective information systems on a timely basis, many providers are looking to buy customer experience systems from external vendors, rather than developing new systems with their own internal resources. We believe this creates significant opportunities for vendors of information technology software products and providers of managed services, such as Amdocs.

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

     - Software Products. In fiscal 2007, we released the Amdocs 7 portfolio. Building on Amdocs 6, Amdocs 7 was designed to enable our customers to achieve integrated customer management and deliver an intentional customer experience by providing a portfolio of pre-integrated software products that spans the entire customer lifecycle across BSS and OSS. Our portfolio was built to enable service providers to centralize common information assets, such as customer, product and network resource data, align their business processes around the end-customer, and link subscriber-facing business processes and touch points across back-office and front-office systems. Our products are designed to allow modular extension as a service provider evolves, to ensure fast and reduced-cost, reduced-risk implementations.

       In addition to the products included in the Amdocs 7 portfolio, in fiscal 2007 we also made available software products serving the network management/OSS and digital content management domains, as well as a complete, compact solution designed to address the needs of service providers in emerging markets. Amdocs also continues to provide software solutions to support the advertising and media needs of directory publishers.

     - Consulting Services. Amdocs' consulting services include customization, implementation, integration, maintenance, ongoing support and managed services.

     - Solutions Combining Products, Services and Partner Technologies. We offer our customers solutions that address specific business issues, such as subscriber profitability and segmentation, or the identification of consumer segments to be targeted or strengths to be enhanced. Our solutions combine our software products and/or our partners' products with a broad range of consulting services. By incorporating our services in our solution offerings, we are able to effectively utilize our intimate technical knowledge of our products in the overall execution of a project, helping to ensure delivery and significantly reducing project risk. We believe that we are able to provide our customers with timely, cost-effective, low-risk solutions at a consistent level of quality.

     - Flexibility and Adherence to Industry Standards. Our Amdocs 7 product portfolio is based on an open architecture that provides the functionality, scalability, modularity and adaptability required by service providers in today's highly competitive market. The open, standards-based architecture is based on the principles of service-oriented architecture (SOA) and business process management, and allows products to operate as stand-alone applications within existing environments. The flexibility of our product portfolio enables our customers to achieve significant time-to-market advantages and reduce their dependence on technical and other staff. Amdocs is an active voice among industry standards bodies, such as the TeleManagement Forum.

     - Deep Industry Expertise and Highly Skilled Personnel. We are able to offer our customers superior products and services on a worldwide basis in large part because of our highly qualified and trained technical, sales, marketing and management personnel. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Primarily based on the skills and knowledge of our workforce, we believe that we have developed a reputation for reliably delivering quality solutions within agreed time frames and budgets. We have a global presence and recruitment capabilities, and have development centers in China, Cyprus, India, Ireland, Israel and the United States.

  BUSINESS STRATEGY

     Our goal is to provide services and support to the world's leading service providers. We seek to accomplish our goal by pursuing the strategies described below.

     - Continued Focus on the Communications and Broadband Industries. We intend to continue to concentrate our main resources and efforts on providing customer experience systems to service providers in the communications and broadband industries. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive information systems solutions required by the leading communications companies in the wireless, wireline, broadband cable and satellite service sectors. We have also applied our experience to assist service providers in the financial services sector to meet operational challenges (high volume of transactions, traditionally siloed operations and emerging need for customer focus) that are similar to those experienced by communications companies.

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

     - Expand into Emerging Markets. Through our acquisition of SigValue in fiscal 2007, we have sought to improve our ability to serve the needs of service providers operating in emerging markets where subscriber growth, principally prepaid wireless service, is far greater than in more developed Western markets, but average revenue per user is relatively low. Our prospects in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities never served before. This spectrum of emerging market providers requires offerings ranging from low-cost software with pre-packaged services that can be implemented rapidly, to robust service delivery platforms.

     - Deliver Integrated Products and Services Solutions. Our strategy is to provide customers with total systems solutions consisting of our software products portfolio and our specialized services across BSS and OSS. By leveraging our product and industry knowledge, we believe that we can provide more effective system integration and implementation services, as well as managed services, to our customers.

     - Provide Customers with a Broad Portfolio of Integrated Products. We seek to provide our customers with a broad portfolio of products to help them deliver an intentional customer experience. We seek to provide customer experience systems across service providers' lines of business, such as wireline, wireless, broadband cable and satellite. This approach also means that we can support global service providers throughout their various international operations. We believe that our ability to provide a broad suite of products helps establish us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

     - Maintain and Develop Long-Term Customer Relationships. We seek to maintain and develop long-term, mutually beneficial relationships with our customers. These relationships generally involve additional product sales, as well as ongoing support, system enhancement and maintenance, and managed services. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of the systems we provide and by the added value we provide through our specialized skills and knowledge. In addition, our strategy is to solidify our existing customer relationships by means of long-term support and maintenance and managed services contracts.

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

     Our portfolio applications are based around consistent architectural guidelines and software infrastructure, and they also leverage, where appropriate, consistent foundation tools and services for areas such as integration, process management, monitoring and control, security, and information management. With these tools, we aim to provide our customers a sound framework upon which to implement, integrate and centralize their operating environments. This allows service providers to mitigate many costs associated with deploying and operating new applications, such as those related to installation, configuration, integration and monitoring.

     Our product portfolio also includes the following key characteristics:

     - Scalability. Our applications are designed to take full advantage of the scalability capabilities of the underlying platform, allowing progressive system expansion, proportional with the customer's growth in business volumes. Using the same software, our applications can support operations for small, as well as very large service providers.

     - Modularity. Our product portfolio is comprised of sets of individual functional application products. Each of our applications can be installed on an individual stand-alone basis, interfacing with the customer's existing systems, or as part of an integrated Amdocs system environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customer's growing needs and capabilities. The modular approach also preserves the customer's initial investment in products, while minimizing future disruptions and the overall cost of system implementation.

     - Portability. Our applications support diverse hardware and operating systems to ensure that our customers can choose from a variety of vendors, including Hewlett-Packard, IBM and Sun Microsystems. Certain applications can also be deployed on the Windows NT platform. Our applications utilize, where applicable, Java-based design and programming to augment cross-platform portability.

  PRODUCTS

     Our product offerings include an extensive portfolio of customer experience systems that we have developed to provide comprehensive information systems functionality for communications service providers. Our software systems cover the full range of revenue management (including billing, mediation and partner settlement), customer management (including ordering, customer relationship management, or CRM, and self service), service and resource management (fulfillment, activation, inventory management, network planning and customer assurance) and digital commerce management (including content revenue management), and foundation products (such as enterprise product catalog).

     We configure individual customer experience systems into families of offerings, oriented to the service provider needs they address. Our products focus on the four main business challenges of our customers:

     - Revenue Management: Products that enable service providers to manage and track sources of revenue through any channel, from service consumption to cash in hand.

     - Customer Management: End-to-end customer management products for all operators, providing support for managing customer relationships, including service and support, sales and ordering, and marketing.

     - Service and Resource Management: Products that define, orchestrate and execute the complete lifecycle of ordering and service fulfillment processes and network management.

     - Digital Commerce Management: Products that help service providers and media companies realize new revenue streams by managing the digital commerce lifecycle and the value chain of parties involved in delivering digital goods and services.

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

     - Amdocs Cramer Resource Manager -- provides field engineers with the information and tools to efficiently complete field service requests, as well as diagnosis-to-dispatch functionality from initial customer contact to onsite problem resolution.

     - Amdocs Cramer Service Catalog -- streamlines the creation of new services and management of service portfolios by enabling the operator to define the technical structure of new and existing products and to set reusable design patterns.

     Digital Commerce Management

     Our Digital Commerce Management products include the following key application modules:

     - Amdocs Qpass Store Manager -- supports multiple content discovery channels, including web, WAP, client-based technologies and IPTV, to manage store presentation, create content and service promotions, and quickly publish updates.

     - Amdocs Qpass Content Catalog Manager -- allows content providers to describe, categorize and edit content, which can then be previewed, tested, approved and added to a centralized content pool available for sale to subscribers.

     - Amdocs Qpass Content Delivery Manager -- delivers a content item to an end device, automatically matching file format; it supports advanced media types and digital rights management across multiple delivery channels.

     - Amdocs Qpass Content Partner Manager -- automates the workflow for content-provider lifecycle management, enabling full and prompt provisioning of content providers, sophisticated revenue-sharing contracts and settlements, and tools for the content partner to manage its account and offers, and to review reports.

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

     Foundation

     Our foundation products span and support our portfolio and form a platform upon which our customers can implement, integrate and centralize their operating environments. They include:

     - Application Framework -- A common infrastructure used for building business functionality and enable internal and external integration; includes Amdocs Integration Framework, Smart Client Framework and Process Manager.

     - Information Framework -- A set of tools to store, process and extract common data shared by portfolio components and to process business information; includes Amdocs Enterprise Product Catalog.

     - Operational Framework -- A single operational environment and unified management tools serving all portfolio components and applications; includes Amdocs Error Manager, System Configurator, Security Manager, Monitoring & Control.

     - Delivery Framework -- A set of common development and deployment tools, methodologies and services that enable customers to simplify the way they customize and deploy the Amdocs products.

     Directory Systems

     Our main directory systems product offering is Integrated Advertising Management, or IAM, launched in July 2007. These products provide comprehensive support for traditional yellow pages and white pages directory sales and publishing operations, as well as for new interactive advertising products, such as advertisements, directories and catalogs, delivered across multiple digital media, including the Internet and mobile devices. These systems support large directory publishing operations that employ a local sales force numbering thousands of representatives, serve customer bases of hundreds of millions of businesses, and publish thousands of different directories each year. The IAM framework consists of the following key functional areas:

     - Target/Market -- Supports all marketing functions from product design, rollout and offer development, to advertising sales campaign development and deployment. Offerings may consist of multiple products to multiple advertiser segments across multiple media and multiple delivery channels, with any combination of fixed and dynamically pricing schemes.

     - Sales and Ordering -- Supports multiple sales channels, including telemarketing, premise and self service. Advertisers are able to modify advertising product attributes and ad campaign elements without affecting contractual agreements, thereby eliminating the need for renegotiation.

     - Deliver -- Supports production, rendering, and delivery of advertising products across multiple media, integrating the production and delivery of ad content with sales, and mining data for analytics and bid and fraud management.

     - Bill -- Provides a mechanism for monetizing advertising events. A sophisticated mediation layer interacts with the network layer to capture events such as calls, clicks, page views, and delivery, and supports complex rating and billing functionality. Revenue management capabilities such as accounts receivable and collection are also included in the module.

     - Syndication Partner Management (SPM) -- Enables publishers to manage complex relationships with search and content syndication partners and affiliates. SPM defines revenue-sharing models in partner contracts, and automatically rates and generates payments for events accordingly. SPM also includes functionality for reporting and auditing partner activities.

     - Support -- Provides support for publishers' operational activities such as ordering, billing, managing advertiser account profiles, verifying contracts, and viewing advertiser campaigns. Advanced tools for analytics and reporting enable advertisers to view and modify ad campaigns in real-time.

  SERVICES

     As part of our effort to provide comprehensive solutions to our customers, we offer a broad suite of consulting, integration and managed services to support operation of our products. Designed to help service providers achieve an integrated customer management strategy, our services methodology incorporates rigorous focus on the people, processes and technology of an organization, and we invite active customer participation at all stages to help prioritize and implement time-critical information system solutions that address the customer's individual needs. We believe that our services methodology helps allow us to achieve the timeframe, budget and quality objectives we jointly set with customers.

     Our services portfolio consists of:

     - Strategy and Planning Services -- strategic advisory services designed to help service providers achieve integrated customer management. These services often lead to large-scale transformation projects and address wide-sweeping operational strategy issues such as the convergence of IP services, managing the customer lifecycle, realizing revenues from next-generation services, and IMS planning and deployment.

     - Systems Integration Services -- a comprehensive suite of services ranging from requirements definition, program management, conversion and migration, and business integration to testing, training and workforce readiness services.

     - Business Optimization Services -- enable service providers to measure, improve and continuously optimize the business performance of their systems and operations to derive maximum benefit from IT investments. Our business optimization services span the domains of customer management, revenue management and service and resource management. Examples of business optimization services include billing operations improvement, contact center optimization and campaign management optimization.

     - Managed Services -- flexible outsourcing solutions to enable our customers to outsource management and support of critical business functions such as billing and customer care operations so they may focus on their core business. These services include management of datacenter operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation and management of end-to-end business processes for billing and customer care operations.

     The extent of services provided varies from customer to customer. Some service providers prefer a highly customized approach, with extensive modifications to our products and a significant level of ongoing support. We have invested considerable research and development efforts in upgrading our applications suite to address this market requirement and to meet our customers' unique needs.

     The process of customizing a system involves tailoring Amdocs' core applications to address a customer's specific technical and business requirements. Depending on the customer's need, system implementation and integration activities often are conducted jointly by teams from Amdocs and the customer in parallel with the customization effort. Implementation and integration activities include project management, development of training methods and procedures, design of work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In some cases, Amdocs personnel provide support services to the customer's own implementation and integration team, which has primary responsibility for the task. In other cases, we take a primary role in facilitating implementation and integration. In yet other instances, customers require turnkey solutions, in which case we are able to provide full system implementation and integration services.

     Once the system becomes operational, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support. For substantially all of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. In recent years, we have established long-term maintenance and support contracts with a number of our customers. These contracts have generally involved an expansion in the scope of support provided, while also providing us with recurring revenue.

     Our business is conducted on a global basis. We maintain development facilities in China, Cyprus, India, Ireland, Israel and the United States, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Support for implementation and integration activities is typically performed at the customer site. Once the system is operational or is in production, we provide ongoing support and maintenance through a combination of remote support from the development centers and local support at the customer site.

  SALES AND MARKETING

     Our sales and marketing activities are primarily directed at major communications and broadband cable and satellite companies. As a result of the strategic importance of our information systems to the operations of such companies, a number of constituencies within a customer's organization are typically involved in purchasing decisions, including senior management, information systems personnel and user groups, such as the finance, customer service and marketing departments.

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

  CUSTOMERS

     Our target market is comprised of communications and broadband cable and satellite companies that require information systems with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the communications and broadband industries and that our product offerings continue to address the market's most sophisticated needs. We have an international orientation, focusing on potential customers in the developed, industrialized countries in North America and Europe, as well as customers in Latin America and the Asia-Pacific region. We have also applied our experience to assist service providers in the financial services sector to meet operational challenges (high volume of transactions, traditionally siloed operations and emerging need for customer focus) that are similar to those experienced by communications service providers.

     Our customers include global communications leaders and leading network operators and service providers, as well as directory publishers in the United States and around the world. Our customers include:

ABN AMRO                                R.H. Donnelley
AT&T                                    Rogers
Bell Canada                             SEAT Pagine Gialle S.p.A.
BT                                      Sprint Nextel
Cablevision                             Svyazinvest
China Mobile                            TDC
Comcast                                 Telefonica de Espana
Deutsche Telekom                        Telkom South Africa
DIRECTV                                 Telstra
Effortel                                TELUS
Elisa                                   T-Mobile
Excelcom                                Verizon Communications
Kazakhtelecom                           VimpelCom
KPN Mobile                              Vodafone

     Our business is dependent on a limited number of significant customers, of which AT&T was our largest in fiscal 2007. In fiscal 2007, our three largest groups of customers were AT&T (including Cingular, which became wholly-owned by AT&T in December 2006), Sprint Nextel and Bell Canada, and certain of their subsidiaries, each of which accounted for more than 10% of our revenue in fiscal 2007. Together, these three customer groups accounted for 48% of our revenue in fiscal 2007. Aggregate revenue derived from the multiple business arrangements we have with customer groups that were responsible for at least 5% of annual revenue accounted for approximately 54% of our revenue in fiscal 2007 (four customers) and 55% of our revenue in fiscal 2006 (four customers), in each case, treating AT&T and Cingular as a single customer.

     The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

                                                          2007   2006   2005
                                                          ----   ----   ----
North America...........................................  66.6%  69.9%  68.3%
Europe..................................................  21.5   21.8   24.0
Rest of the World.......................................  11.9    8.3    7.7


  COMPETITION

     The market for information systems and services in the communications and broadband media industries is growing and increasingly competitive. Internal information systems departments of large communication companies remain a part of Amdocs' competitive landscape. Our independent competitors generally fall into three categories:

     - providers of information systems, including Comverse, Convergys, CSG Systems International and Oracle Corporation;

     - system integrators and providers of IT services, such as Accenture, Cognizant, HP, Infosys, IBM Global Services, Satyam, Tata Consultancy Services, Tech Mahinda, and Wipro (some of whom we also cooperate with in certain opportunities and projects); and

     - network equipment providers such as Motorola and Nokia.

     Providers of information systems and systems integrators mainly serve other industries, while network equipment providers focus primarily on equipment manufacturing. Nevertheless, we expect the competition in our industry to grow.

     We believe that we are able to differentiate ourselves from our competitors by, among other things:

     - applying our 25-year heritage to the development and delivery of products and professional services that enable our customers to achieve integrated customer management and deliver an intentional customer experience,

     - focusing on the communications sector and continuing to design and develop solutions targeted to this industry,

     - innovating and enabling our customers to adopt new business models that will improve their ability to compete and win in a changing market,

     - providing high-quality, reliable, scalable, integrated, yet modular, information systems, and

     - offering customers end-to-end accountability from a single vendor.

     We compete with a number of companies that have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Some of these companies are continuing their attempts to expand their communications industry market penetration. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that we will be able to compete successfully with existing or new competitors. Our failure to adapt to changing market conditions and compete successfully with established or new competitors would have a material adverse effect on our results of operations and financial condition.

  EMPLOYEES

     We invest significant resources in training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background and management development. Our management development efforts are reinforced by an organizational structure that provides opportunities for talented managers to gain experience in general management roles. We also invest considerable resources in personnel motivation, including providing various incentive plans for sales staff and high quality employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel.

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

     While we have continued to upgrade our existing systems over the last several years, we also devoted significant research and development efforts to the integration between our products and a unified user interface in order to enable our customers to adopt an integrated customer management approach. As part of these efforts, during fiscal 2006 we invested in Amdocs 7, the next major release of our comprehensive portfolio. In October 2006, we made available the billing and mediation components of Amdocs 7, and we released the comprehensive Amdocs 7 portfolio in the first half of fiscal 2007. Amdocs 7 expands on the capabilities of our previous Amdocs 6 release by integrating new products for the cable broadband and satellite industry, by incorporating products recently acquired as a result of the Cramer and Qpass acquisitions and by implementing operational and functional enhancements. Amdocs 7 comprises an enhanced portfolio of modular billing, CRM, self-service, order management, mediation, OSS and content management software products.

     The majority of our research and development expenditures is directed at our customer experience systems, and the remainder to directory solutions. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     Our software and software systems are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of readily available software components licensed from third parties. As a developer of complex software systems, third parties may claim that portions of our systems infringe their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have taken, and intend to continue to take, several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, nondisclosure agreements, we enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information, and we also limit customer access to the source code of our software and software systems.

     See the discussion under "Operating and Financial Review and Prospects -- Research and Development, Patents and Licenses."

  PROPERTY, PLANTS AND EQUIPMENT

     Facilities

     We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3,244,000 square feet worldwide, including significant leases in the United States, Israel, Canada, China, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of November 30, 2007, including maintenance and other related costs, are approximately $71.2 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of November 30, 2007:

                                                                   AREA
LOCATION                                                        (SQ. FEET)
--------                                                        ----------
United States:
  St. Louis, MO(*)............................................     160,818
  San Jose, CA................................................     112,120
  Champaign, IL...............................................     136,762
  Eldorado Hills, CA..........................................     113,290
  Others(*)...................................................     383,082
                                                                 ---------
     Total....................................................     906,073
Israel:
  Ra'anana....................................................     637,782
  Hod-Hasharon................................................     236,521
  Haifa(*)....................................................     108,779
  Others......................................................     167,195
                                                                 ---------
     Total....................................................   1,150,279
Canada:
  Toronto(*)..................................................     151,071
  Montreal....................................................     105,669
  Others......................................................      26,828
                                                                 ---------
     Total....................................................     283,568
China.........................................................      82,837
Cyprus (Limassol).............................................     123,433
India (Pune)..................................................     404,146
United Kingdom(*).............................................      98,394
Rest of the world(**).........................................     195,173


--------

    (*) Includes space sublet to third parties.

   (**) Includes Austria, Australia, Brazil, Czech Republic, Denmark, France,
        Germany, Greece, Hungary, Indonesia, Ireland, Italy, Japan, Kazakhstan, Korea, Malaysia, Mexico, Poland, Russia, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, The Netherlands and the United Arab Emirates.

     Our leases expire on various dates between 2008 and 2020, not including various options to extend lease terms.

     Equipment

     We develop our customer experience systems over a system of UNIX, MVS, Linux and Windows 2000/2003 servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Synscsort, CA, Merant, IBM, HP, SUN and BEA. Our data storage is based on equipment from EMC, SUN, NetApp and Hewlett-Packard. Our development servers are connected to approximately 22,000 personal computers owned or leased by us.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

     In this section, we discuss the general financial condition and the results of operations for Amdocs Limited and its subsidiaries, including:

     - the factors that affect our business,

     - our revenue and costs for the fiscal years ended September 30, 2007, 2006 and 2005,

     - the reasons why such revenue and costs were different from year to year,

     - the sources of our revenue,

     - how all of this affects our overall financial condition,

     - our capital expenditures for the fiscal years ended September 30, 2007, 2006 and 2005,

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

OVERVIEW OF BUSINESS AND TREND INFORMATION

     Amdocs is a leading provider of software and services for communications service providers. Our market focus is primarily Tier 1 and Tier 2 communications companies, including leading wireline and wireless telecommunications, broadband cable and satellite service providers.

     We develop, implement and manage software and services associated with the business support systems and operational support systems (BSS and OSS) that enable service providers to deliver a better customer experience, by, for example, introducing products quickly, understanding their customers more deeply, processing orders efficiently and solving problems productively. We refer to these systems as customer experience systems.

     We believe the demand for our customer experience systems is primarily driven by the need for communications service providers to transform their business. Consolidation in the communications industry is continuing, and competition among incumbent and new entrant service providers is intensifying. At the same time, convergence is accelerating, with consumers expecting continuous access to voice, data and video services anywhere, through any device. Service providers are responding to this challenge by seeking to develop new revenue streams that take advantage of ubiquitous connectivity and convergence. In this changing environment, we believe service providers will succeed by differentiating their offerings in order to deliver a customer experience that is simple, personal, and valuable at every point of service. Service providers can do this by adopting our strategy of integrated customer management. Although the pace at which service providers were embarking on transformation projects at the beginning of fiscal 2007 was not as we had expected, we continue to regard the need to transform as a long-term industry trend that will continue to drive the demand for our customer experience systems.

     In fiscal 2006, we acquired Qpass Inc. and Cramer Systems Group
Limited -- which we refer to, respectively, as Qpass and Cramer -- to provide a complete end-to-end, BSS/OSS offering and meet the growing demand for the delivery of next-generation services. During the second quarter of fiscal 2007, we acquired SigValue Technologies, Inc., which we refer to as SigValue. We believe this acquisition will expand our offering for fast-growing emerging markets, where the customer base is predominantly comprised of mobile pre-paid subscribers. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

OFFERINGS

     Amdocs offerings of software and related services consist of:

     - A complete, modular portfolio of BSS and OSS software, including revenue management (billing, mediation and partner settlement), customer management (ordering, customer relationship management or CRM, and self-service), service and resource management (network management, planning and fulfillment ) digital commerce management (content revenue management) and foundation products (such as enterprise product catalog).

     - A comprehensive line of services, from strategy to execution. Because our customers' projects are complex and require systems support expertise, we also provide information technology, or IT, services, including extensive consulting, business strategy, system implementation, training, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer managed services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, rating and billing services and communications facility management services.

     We have designed our customer experience systems to meet the mission-critical needs of leading service providers around the world. We support their various lines of business, including wireline, wireless, cable and satellite, and a wide range of communication services, including voice, video, data, IP, broadband, content, electronic and mobile commerce applications. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent service packages. We have also applied our experience to assist service providers in the financial services sector to meet operational challenges that are similar to those experienced by communications companies. In fiscal 2007, our total revenue was $2,836 million, of which $2,552 million, or 90%, was attributable to the sale of customer experience systems.

     Amdocs also offers a full range of directory sales and publishing systems and related services, which we refer to as directory systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

     We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications industry. In fiscal 2007, customers in North America accounted for 66.6% of our revenue, while customers in Europe and the rest of the world accounted for 21.5% and 11.9%, respectively. We maintain development facilities in China, Cyprus, India, Ireland, Israel and the United States.

     We believe that demand for our customer experience systems is primarily driven by the following key factors:

     - Industry transformation, including:

       - ubiquitous use of communications and content services,

       - increases in digital and mobile commerce,

       - ongoing consolidation among incumbent communications providers,

       - increased competition from new entrants,

       - continued convergence of communications, broadband cable and satellite industries, and

       - continued commoditization and pricing pressure.

     - Technology advances, such as:

       - emergence of new communications products and services, especially video, broadband, data and content services, including IP-based services, such as Internet Protocol (IP) Television (IPTV) and Voice over IP (VoIP),

       - evolution to next generation networks such as IP Multimedia Subsystem
         (IMS), that enable converged services offerings like fixed-mobile convergence, and

       - technological changes, such as the introduction of 3G and 4G wireless technology, next-generation content systems and WiFi- and WiMax- based access technologies.

     - Customer focus, such as:

       - the need for service providers to focus on their customers in order to build profitable customer relationships,

       - the "authority shift" toward the consumer, with customers demanding new, innovative services that can be personalized, that are timely and relevant to them, that they can participate in creating, and that can be accessed anytime and anywhere,

       - ever-increasing expectation of customer service and support, including access to self service options, and

       - the need for service providers to differentiate themselves by creating a unique and mutually valuable customer experience.

     - The need for operational efficiency, including:

       - the shift from in-house management to vendor solutions,

       - business needs of service providers to reduce costs and lower total cost of ownership while retaining high-value customers in a highly competitive environment,

       - automating and integrating business processes that span service providers' BSS and OSS systems and create a simple, one-company face to customers,

       - integrating and implementing new next-generation networks (and retiring legacy networks) to deploy new technologies, and

       - transforming fragmented legacy OSS systems to introduce new services in a timely and cost-effective manner.

     Revenue from managed services arrangements (for customer experience systems and directory systems) is included in both license and service revenue. Managed services projects are a significant part of our business, accounting for approximately 35% to 40% of our fiscal 2007 and 2006 revenues, and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our managed services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, managed services projects can be less profitable in the initial period. Margins tend to improve over time as we derive benefit from the operational efficiencies provided by system modernization and consolidation.

ACQUISITIONS

     As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

     In February 2007, we acquired SigValue, a provider of an integrated billing, customer care and service control platform designed for telecommunications service providers in high-growth emerging markets. We previously owned 14% of SigValue's outstanding capital stock and acquired the balance in the acquisition. We expect that this acquisition will expand our offering for the fast growing emerging markets, where the customer base is predominantly comprised of mobile pre-paid subscribers.

     The aggregate purchase price for the remaining 86% of SigValue's outstanding capital stock was $71.2 million which consisted of $69.7 million in cash (including cash on hand), $0.8 million related to the assumption of stock options held by SigValue employees and $0.7 million of transaction costs.

     In August 2006, we acquired Cramer, a privately-held leading provider of OSS solutions. The aggregate purchase price for Cramer was $421.0 million. Our acquisition of Cramer enabled us to leverage and greatly enhance our assets in the BSS and OSS market.

     In May 2006, we acquired Qpass, a leading provider of digital commerce software and solutions. The aggregate purchase price for Qpass was $281.0 million. This acquisition has allowed us to support service providers and media companies seeking to launch and monetize digital content, and we believe that it has positioned us as a leader in the emerging digital content market.

     In 2005, we acquired Longshine, a privately-held leading vendor of customer care and billing software in China, which counts three of China's four largest communications service providers among its customers. This acquisition enabled us to offer our products and services to Chinese service providers, and we believe it will help us expand our presence in this large and expanding market. The aggregate purchase price for Longshine was approximately $49.8 million.

     In 2005, we acquired from DST Systems, Inc., which we refer to as DST, all of the capital stock of DST's wholly-owned subsidiaries, DST Innovis, Inc. and DST Interactive, Inc. We refer to these acquired subsidiaries together as DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies. The purchase price for DST Innovis was approximately $237.5 million. We believe that this acquisition has positioned us to offer a comprehensive set of solutions to companies in the broadband industry as they transition to integrated customer management.

     In connection with the DST Innovis acquisition, we signed a long-term agreement with DST, pursuant to which DST continues to support the printing and mailing of bills for the DST Innovis customer base. Under the terms of that agreement, DST is a preferred vendor of billing, printing, and mailing for projects that combine those services with billing support for additional Amdocs customers in the United States.

     Please see Note 3 to the consolidated financial statements for more information regarding our acquisitions.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either as part of our internal product development programs or in conjunction with a customer project. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $230.4 million, $186.8 million and $144.5 million in the fiscal years ended September 30, 2007, 2006 and 2005, respectively, representing 8.1%, 7.5% and 7.1%, respectively, of our revenue in these fiscal years.

     While we continued to upgrade our existing systems in fiscal 2007, we also devoted significant research and development efforts to the integration between our products and a unified user interface in order to enable our customers to adopt an integrated customer management approach. As part of these efforts, in January 2007 we launched Amdocs 7, the next major release of our comprehensive portfolio. Amdocs 7 expanded on the capabilities of our previous Amdocs 6 release by integrating new products for the cable broadband and satellite industry, by incorporating products acquired as a result of the Cramer and Qpass acquisitions and by implementing operational and functional enhancements. Amdocs 7 comprises an enhanced portfolio of modular billing, CRM, self-service, order management, mediation, OSS and content management software products.

     The majority of our research and development expenditures is directed at our customer experience systems, and the remainder to directory solutions. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

     Our software and software systems are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of readily available software components licensed from third parties. As a developer of complex software systems, third parties may claim that portions of our systems infringe their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have taken, and intend to continue to take, several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, nondisclosure agreements, we enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information, and we also limit customer access to the source code of our software and software systems.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

     In the quarter ended March 31, 2007, we commenced a series of measures designed to align our operational structure to our expected future growth and to improve efficiency. As part of this plan, we recorded a charge of $6.0 million, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and for rent obligations.

SHARE REPURCHASE PROGRAM

     In August 2007, our board of directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In fiscal 2007, we repurchased 1.4 million ordinary shares at an average price of $35.30 per share under this plan.

OPERATING RESULTS

     The following table sets forth for the fiscal years ended September 30, 2007, 2006 and 2005, certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                         YEAR ENDED SEPTEMBER
                                                                 30,
                                                        ---------------------
                                                         2007    2006    2005
                                                        -----   -----   -----
Revenue:
  License.............................................    5.6%    4.7%    4.9%
  Service.............................................   94.4    95.3    95.1
                                                        -----   -----   -----
                                                        100.0   100.0   100.0
                                                        -----   -----   -----
Operating expenses:
  Cost of license.....................................    0.1     0.2     0.2
  Cost of service.....................................   63.2    63.7    63.4
  Research and development............................    8.1     7.5     7.1
  Selling, general and administrative.................   13.1    12.7    11.3
  Amortization of purchased intangible assets.........    2.6     1.5     0.8
  Restructuring charges, in-process research and
     development, and other acquisition related
     costs............................................    0.3     1.0     0.6
                                                        -----   -----   -----
                                                         87.4    86.6    83.4
                                                        -----   -----   -----
Operating income......................................   12.6    13.4    16.6
Interest income and other, net........................    1.8     1.7     1.1
                                                        -----   -----   -----
Income before income taxes............................   14.4    15.1    17.7
Income taxes..........................................    1.5     2.2     3.5
                                                        -----   -----   -----
Net income............................................   12.9%   12.9%   14.2%
                                                        =====   =====   =====



  FISCAL YEARS ENDED SEPTEMBER 30, 2007 AND 2006

     The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2007, compared to the fiscal year ended September 30, 2006. Following the table is a discussion and analysis of our business and results of operations for these years.

                                            YEAR ENDED SEPTEMBER        INCREASE
                                                    30,                (DECREASE)
                                          -----------------------   ----------------
                                             2007         2006       AMOUNT      %
                                          ----------   ----------   --------   -----
                                                    (IN THOUSANDS)
                                          ----------------------------------
Revenue:
  License...............................  $  159,357   $  116,285   $ 43,072    37.0%
  Service...............................   2,676,816    2,363,765    313,051    13.2
                                          ----------   ----------   --------
                                           2,836,173    2,480,050    356,123    14.4
                                          ----------   ----------   --------
Operating expenses:
  Cost of license.......................       3,914        4,003        (89)   (2.2)
  Cost of service.......................   1,792,468    1,579,823    212,645    13.5
  Research and development..............     230,444      186,760     43,684    23.4
  Selling, general and administrative...     370,194      313,997     56,197    17.9
  Amortization of purchased intangible
     assets.............................      74,959       37,610     37,349    99.3
  Restructuring charges, in-process
     research and development and other
     acquisition related costs..........       6,761       25,725    (18,964)  (73.7)
                                          ----------   ----------   --------
                                           2,478,740    2,147,918    330,822    15.4
                                          ----------   ----------   --------
Operating income........................     357,433      332,132     25,301     7.6
Interest income and other, net..........      50,566       41,741      8,825    21.1
                                          ----------   ----------   --------
Income before income taxes..............     407,999      373,873     34,126     9.1
Income taxes............................      43,062       55,237    (12,175)  (22.0)
                                          ----------   ----------   --------
Net income..............................  $  364,937   $  318,636   $ 46,301    14.5%
                                          ==========   ==========   ========


     Revenue. Total revenue increased by $356.1 million, or 14.4%, in fiscal 2007 to $2,836 million from $2,480 million in fiscal 2006. Approximately 52% of the increase was attributable to revenue contributed by the businesses that we acquired during fiscal 2006 and 2007, a portion of which we attribute to synergies and benefits resulting from those businesses being a part of the Amdocs group, and the remainder was attributable to additional revenue from consolidation and transformation projects for tier one customers.

     License revenue increased by $43.1 million, or 37.0%, in fiscal 2007 to $159.4 million from $116.3 million in fiscal 2006. The increase in license revenue was attributable primarily to license revenue contributed by acquisitions made during fiscal 2006, as well as to additional license revenue from our customers.

     License and service revenue attributable to the sale of customer experience systems was $2,552 million in fiscal 2007, an increase of $350.5 million, or 15.9%, from fiscal 2006. Approximately 52% of the increase was attributable to revenue contributed by the businesses that we acquired during fiscal 2006 and 2007, a portion of which we attribute to synergies and benefits resulting from those businesses being a part of the Amdocs group, and the remainder was primarily attributable to additional revenue from consolidation and transformation projects for tier one customers. License and service revenue from the sale of customer experience systems represented 90.0% and 88.8% of our total revenue in fiscal 2007 and 2006, respectively. We believe the demand for our customer experience systems is primarily driven by the need for communications service providers to adopt the strategy of integrated customer management. Although the pace at which service providers were embarking on transformation projects at the beginning of fiscal 2007 was not as we had expected, we continue to regard the need to transform as a long-term industry trend that will continue to drive the demand for our customer experience systems.

     License and service revenue from the sale of directory systems was $284.4 million for fiscal 2007, an increase of $5.6 million, or 2.0%, from fiscal 2006. License and service revenue from the sale of directory systems represented 10.0% and 11.2% of our total revenue in fiscal 2007 and 2006, respectively. We believe that we are a leading provider of directory systems in most of the markets we serve.

     In fiscal 2007, revenue from customers in North America, Europe and the rest of the world accounted for 66.6%, 21.5% and 11.9%, respectively, of total revenue compared to 69.9%, 21.8% and 8.3%, respectively, for fiscal 2006. Revenue from customers in North America and Europe increased in absolute amounts, but in each case the increase was less than the 14.4% increase in our total revenue which resulted in a decrease in revenue from customers in North America and Europe as a percentage of total revenue. The increase in revenue from customers in the rest of the world in fiscal 2007 was attributable primarily to revenue contributed in Asia Pacific.

     Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In fiscal 2007, cost of license as a percentage of license revenue was 2.5%, compared to 3.4% in fiscal 2006.

     Cost of Service. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The increase in cost of service in fiscal 2007 was $212.6 million or 13.5%, which is less than the increase in our total revenue in fiscal 2007. As a percentage of revenue, cost of service was 63.2% in fiscal 2007, compared to 63.7% in fiscal 2006. The decrease in cost of service in fiscal 2007 as a percentage of revenue was attributable to a decrease in cost of service expense related to our core business, partially offset by cost of service expenses related to our fiscal 2006 and 2007 acquisitions. Our gross margin may vary depending on the types and geographic locations of projects that we undertake.

     Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $43.6 million, or 23.4%, in fiscal 2007 to $230.4 million from $186.8 million in fiscal 2006. Research and development expense increased as a percentage of revenue from 7.5% in fiscal 2006 to 8.1% in fiscal 2007. The increase in research and development expense as a percentage of revenue was attributable primarily to research and development activities related to our fiscal 2006 and 2007 acquisitions. While we invested in upgrading our existing systems in fiscal 2007, we also devoted significant research and development efforts to the integration between our products and a unified user interface in order to enable our customers to adopt an integrated customer management approach. As part of these efforts, in January 2007 we launched Amdocs 7, the next major release of our comprehensive portfolio. Amdocs 7 expanded on the capabilities of our previous Amdocs 6 release and comprises an enhanced portfolio of modular billing, CRM, self-service, order management, mediation, OSS and content management software products.

     The majority of our research and development expenditures is directed at our customer experience systems, and the remainder to directory systems. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see the discussion above under the caption "Research and Development, Patents and Licenses."

     Selling, General and Administrative. Selling, general and administrative expense increased by $56.2 million, or 17.9%, in fiscal 2007 to $370.2 million, from $314.0 million in fiscal 2006. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense as a percentage of revenue is attributable to selling, general and administrative expense related to our fiscal 2006 and 2007 acquisitions partially offset by a decrease in selling, general and administrative expense related to our core business.

     Amortization of Purchased Intangible Assets. Amortization of purchased intangible assets in fiscal 2007 was $74.9 million, compared to $37.6 million in fiscal 2006. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in our fiscal 2006 and 2007 acquisitions.

     Restructuring Charges, In-Process Research and Development and
Other. Restructuring charges, in-process research and development and other in fiscal 2007 consisted of a $6.0 million restructuring charge related to our restructuring plan in the second quarter of fiscal 2007, and a charge of $2.7 million for the write-off of purchased in-process research and development related to our acquisition of SigValue, offset by the cumulative effect of our 14% share in SigValue's pre-acquisition results of $1.9 million. In fiscal 2006, restructuring charges, in-process research and development and other acquisition related costs consisted of $25.7 million for the write-off of purchased in-process research and development related to our acquisitions of Cramer and Qpass.

     In-process research and development was written-off as of the closing dates of the acquisitions, in accordance with Financial Accounting Standards Board Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The in-process research and development had no alternative future use and had not reached technological feasibility as of the closing dates of the acquisitions.

     Operating Income. Operating income increased by $25.3 million, or 7.6%, in fiscal 2007, to $357.4 million from $332.1 million in fiscal 2006. Operating expense grew at a greater rate than the 14.4% increase in revenue during fiscal 2007, which resulted in a decrease in operating income as a percentage of revenue. The increase in operating expense as a percentage of revenue is primarily attributable to the increases in amortization of purchased intangible assets, and to operating expense related to our fiscal 2006 and 2007 acquisitions, partially offset by a decrease in our core operating expenses as a percentage of revenue, and in restructuring charges, in-process research and development and other.

     Interest Income and Other, Net. Interest income and other, net increased by $8.8 million in fiscal 2007 to $50.6 million from $41.7 million in fiscal 2006. The increase is primarily attributable to the impact of foreign exchange benefits.

     Income Taxes. Income taxes for fiscal 2007 were $43.1 million on pretax income of $408.0 million, resulting in an effective tax rate of 10.6% compared to 14.8% in fiscal 2006. Of the reduction in our effective tax rate, 2.1% was attributable to the net effect of acquisition-related costs (which include amortization of purchased intangible assets and other), restructuring charges and equity-based compensation expense, 1.4% was attributable to the net change in valuation allowances and tax reserves, offset by 2.1% attributable to adjustments to deferred tax liabilities related to two fiscal 2006 acquisitions, and the remaining difference was primarily attributable to the geographical distribution of earnings from global operations. Our effective tax rate for fiscal year 2008 is expected to be between 9% and 12% on an annualized basis compared to 10.6% in fiscal year 2007. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter as well as changes in the Company's tax reserves in the ordinary course of business. See the discussion below under the caption "Effective Tax Rate."

     Net Income. Net income was $364.9 million in fiscal 2007, compared to net income of $318.6 million in fiscal 2006. The increase in net income is attributable to the increase in operating income and interest income and other, net and to the decrease of our effective tax rate in fiscal 2007.

     Diluted Earnings Per Share. Diluted earnings per share increased by $0.17, or 11.5%, in fiscal 2007 to $1.65 from $1.48 in fiscal 2006. The increase in diluted earnings per share resulted from the increase in net income partially offset by the increase in diluted weighted average number of shares outstanding. Please see Note 18 to our consolidated financial statements included in this Annual Report on Form 20-F.

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
                                          ==========   ==========   ========



     Revenue. Total revenue increased by $441.4 million, or 21.7%, in fiscal 2006 to $2,480.0 million from $2,038.6 million in fiscal 2005. Approximately 58% of the increase in total revenue in fiscal 2006 was attributable to revenue contributed by acquisitions made during fiscal 2006 and during the fourth quarter of fiscal 2005, of which $187.6 million was attributable to DST Innovis. The remainder of the increase in total revenue was primarily attributable to additional revenue from consolidation projects for existing Tier 1 customers.

     License and service revenue from the sale of customer experience systems was $2,201.2 million for fiscal 2006, an increase of $424.7 million, or 23.9%, from fiscal 2005. Approximately 60% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006 and during the fourth quarter of fiscal 2005, of which $187.6 million was attributable to DST Innovis. The remainder of the increase in total revenue was attributable to additional revenue from consolidation projects for existing Tier 1 customers. License and service revenue from the sale of customer experience systems represented 88.8% and 87.1% of our total revenue in fiscal 2006 and 2005, respectively.

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

     In fiscal 2006, revenue from customers in North America, Europe and the rest of the world accounted for 69.9%, 21.8% and 8.3%, respectively, of total revenue compared to 68.3%, 24.0% and 7.7%, respectively, for fiscal 2005. Approximately 54% of the increase in revenue from customers in North America was attributable to revenue contributed by DST Innovis, and the remainder was primarily attributable to projects for existing customers in North America. Revenue from customers in Europe increased in absolute amounts, but the increase was less than the 21.7% increase in our total revenue, which resulted in a decrease in revenue from customers in Europe as a percentage of total revenue. The increase in revenue from customers in the rest of the world as a percentage of our total revenue in fiscal 2006 was attributable primarily to revenue contributed in China.

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

     Research and Development. As a percentage of revenue, research and development expense was 7.5% and 7.1% in fiscal 2006 and 2005, respectively. Research and development expense increased by $42.3 million, or 29.3%, in fiscal 2006 to $186.8 million from $144.5 million in fiscal 2005. The increase in research and development expense was attributable primarily to research and development activities in our efforts to develop new products for the cable broadband and satellite industry and integrate products into our customer experience systems as well as research and development activities related to the Qpass and Cramer acquisitions. Research and development expense in fiscal 2006 includes the effect of $4.7 million of equity-based compensation expense. Equity-based compensation expense in fiscal 2005 was not significant.

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

     In-process research and development was written-off as of the closing dates of the acquisitions, in accordance with Financial Accounting Standards Board Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The in-process research and development had no alternative future use and had not reached technological feasibility as of the closing dates of the acquisitions. The acquisition of Cramer accounted for $17.3 million of in-process research and development during fiscal 2006, which related to the next two major releases of Cramer's current technology, of which one was launched during the first quarter of fiscal 2007.

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

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and short-term interest-bearing investments totaled $1,179.3 million as of September 30, 2007, compared to $979.4 million as of September 30, 2006. The increase during fiscal 2007 is attributable to $424.0 million in positive cash flows from operations and $74.7 million in proceeds from the exercise of employee stock options, partially offset by approximately $166.4 million for capital expenditures, $90.7 million in net cash paid for acquisitions and $49.8 million used to repurchase ordinary shares pursuant to our share repurchase program. Net cash provided by operating activities amounted to $424.0 million for fiscal 2007 and $429.2 million for fiscal 2006. We currently intend to retain our future operating cash flows to support the further expansion of our business, including by acquisitions.

     Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

     In March 2004, we issued $450.0 million aggregate principal amount of our 0.50% Notes through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We used the net proceeds and additional cash resources to retire $400.2 million of outstanding debt. We also used approximately $170.1 million of the net proceeds from the sale of the 0.50% Notes to repurchase approximately 6.1 million ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the offering. As of September 30, 2007, $450.0 million aggregate principal amount of our 0.50% Notes were outstanding.

     On November 27, 2007, we also entered into an unsecured $500 million five-year revolving credit facility with a syndicate of banks, which facility will be available for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time. As of September 30, 2007, we also had available short-term general revolving lines of credit totaling $30.9 million, none of which was outstanding. In addition, as of September 30, 2007, we had outstanding stand by letters of credit and bank guarantees from various banks totaling $8.0 million.

     As of September 30, 2007, we had outstanding short-term loans of $1.8 million, which are secured by specified pledges and guaranties.

     The following table summarizes our contractual obligations as of September 30, 2007, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

                                                        CASH PAYMENTS DUE BY PERIOD
                                               --------------------------------------------
                                                        LESS THAN     1-3     4-5    OVER 5
CONTRACTUAL OBLIGATIONS                         TOTAL     1 YEAR     YEARS   YEARS    YEARS
-----------------------                        ------   ---------   ------   -----   ------
Convertible notes............................  $453.5     $  2.4    $451.1   $  --    $  --
Financing arrangements.......................     1.8        1.8        --      --       --
Pension funding..............................    30.8        4.2      12.9     4.4      9.3
Purchase obligations.........................    28.7       19.6       9.1      --       --
Non-cancelable operating leases..............   293.0       77.6     165.1    42.5      7.8
                                               ------     ------    ------   -----    -----
                                               $807.8     $105.6    $638.2   $46.9    $17.1
                                               ======     ======    ======   =====    =====



     Our capital expenditures were approximately $166.4 million in fiscal 2007. Approximately 70% of these expenditures consisted of purchases of computer equipment with the remainder attributable mainly to leasehold improvements. Our policy is to fund our capital expenditures principally from operating cash flows, and we do not anticipate any changes to this policy in the foreseeable future.

     From time to time, we have engaged in share repurchase programs in which we repurchase our shares in the open market or privately negotiated transactions and at times and prices we deem appropriate.

     In August 2007, our board of directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In fiscal 2007, we repurchased 1.4 million ordinary shares at an average price of $35.30 per share under this plan.

NET DEFERRED TAX ASSETS

     As of September 30, 2007, deferred tax assets of $33.3 million, derived from net capital and operating loss carry forwards related to some of our subsidiaries, were offset by valuation allowances due to the uncertainty of the realizing any tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes or through goodwill.

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

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services and those in which the services are not available from third-party vendors are deemed essential to the software. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In managed services contracts, we typically recognize revenue from the operation of a customer's system as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. A significant portion of our revenue is recognized over the course of long-term projects under the percentage of completion method of accounting. The percentage of completion method requires the exercise of judgment, such as with respect to estimations of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

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

     For arrangements with multiple deliverables, we allocate revenue to each component based upon its relative fair value, which is determined in reliance on the Vendor Specific Objective Evidence ("VSOE") of fair value for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements when sold separately in similar arrangements.

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

     We have filed or are in the process of filing tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that any adjustments that may result from tax return audits are not likely to have a material, adverse effect on our consolidated results of operations, financial condition or cash flows.

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

  EQUITY-BASED COMPENSATION EXPENSE

     Effective October 1, 2005, we account for equity-based compensation in accordance with SFAS No. 123(R), Share-Based Payment. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service periods. We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-options awards and value restricted stock based on the market value of the underlying shares at the date of grant. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. We use a combination of implied volatility of the Company's traded options and historical stock price volatility ("blended volatility") as the expected volatility assumption required in the Black-Scholes option valuation model. The selection of the blended volatility approach was based upon the availability of traded options on our shares and our assessment that blended volatility is more representative of future share price trends than historical volatility. Equity-based compensation expense recognized in the Consolidated Statement of Operations were reduced for estimated forfeitures.

     Determining the fair value of share-based awards at the grant date requires the exercise of judgment. In addition, the exercise of judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, equity-based compensation expense and our results of operations could be materially impacted. Please see Note 17 of the notes to the consolidated financial statements for further information.

  GOODWILL AND INTANGIBLE ASSETS

     We follow SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

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

  DERIVATIVE AND HEDGE ACCOUNTING

     Approximately 70% of our revenue and 50% to 60% of our operating expenses are denominated in U.S. dollar or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency exposure to lower fluctuations in revenue and expenses. The majority of our hedging arrangements are classified as cash flow hedges. Accordingly, changes in the fair value of these forward exchange contracts and options are recorded in other comprehensive income (loss). We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement No. 115 ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements and is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts Statement No. 157, "Fair Value Measurements" ("SFAS 157"). We are currently evaluating the effect that the application of SFAS 159 will have on our consolidated results of operations and financial condition.

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

     SFAS 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. We have adopted SFAS 158 in the fourth quarter of fiscal year 2007. The net of tax impact on accumulated other comprehensive income of adopting Statement 158 was $0.7 million at September 30, 2007.

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

     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements -- Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We applied the provisions of SAB 108 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

     In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," An Interpretation of SFAS No. 109, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. While we continue to analyze the effect of adopting the provisions of FIN 48, we currently expect that the adoption of FIN 48 will not have a material effect on our reserve for uncertain tax positions.

     In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FASB Statement No. 133 and 140 ("FAS 155"), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. We applied the provisions of SFAS 155 in the first quarter of fiscal 2007 and there was no material impact to the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries.

     As of November 30, 2007, our directors, senior managers and key employees upon whose work we are dependent were as follows:

NAME                        AGE                   POSITION
----                        ---                   --------
Bruce K.
  Anderson(2)(4)(5)......   67      Chairman of the Board, Amdocs Limited
Adrian Gardner(1)(3).....   45      Director and Chairman of the Audit
                                      Committee, Amdocs Limited
Charles E. Foster(1)(3)..   71      Director and Chairman of the
                                      Nominating and Corporate Governance
                                      Committee, Amdocs Limited
James S. Kahan(2)(3)(4)..   60      Director and Chairman of the
                                      Compensation Committee, Amdocs
                                      Limited
Joseph Vardi(5)..........   65      Director and Chairman of the
                                      Technology and Innovation Committee,
                                      Amdocs Limited
Julian A. Brodsky(3).....   74      Director, Amdocs Limited
Nehemia Lemelbaum(4)(5)..   65      Director, Amdocs Limited
John T. McLennan(1)......   62      Director, Amdocs Limited
Robert A.
  Minicucci(2)(4)........   55      Director, Amdocs Limited
Simon Olswang(1).........   63      Director, Amdocs Limited
Mario Segal(3)...........   60      Director, Amdocs Limited
Dov Baharav(4)...........   57      Director, Amdocs Limited; President
                                      and Chief Executive Officer, Amdocs
                                      Management Limited
Eli Gelman(5)............   49      Director, Amdocs Limited; Executive
                                      Vice President and Chief Operating
                                      Officer, Amdocs Management Limited
Guy Dubois...............   53      Executive Vice President, Amdocs
                                      Management Limited
Tamar Rapaport Dagim.....   36      Senior Vice President and Chief
                                      Financial Officer, Amdocs Management
                                      Limited
Harel Kodesh.............   49      Senior Vice President and Chief
                                      Products Officer, Amdocs Management
                                      Limited
Thomas G. O'Brien........   46      Treasurer and Secretary, Amdocs
                                      Limited


--------

   (1) Member of the Audit Committee
   (2) Member of the Compensation Committee
   (3) Member of the Nominating and Corporate Governance Committee
   (4) Member of the Executive Committee
   (5) Member of the Technology and Innovation Committee

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

     Adrian Gardner has been a director of Amdocs since April 1998 and is Chairman of the Audit Committee. Since November 2007, Mr. Gardner has been Chief Financial Officer of PA Consulting Group, a London-based business consulting firm. From April until November 2007, Mr. Gardner was a private investor. Mr. Gardner was Chief Financial Officer of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until April 2007 and a director from 2002 until June 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology- and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a member of the Institute of Chartered Accountants in England & Wales.

     Charles E. Foster has been a director of Amdocs since December 2001 and is Chairman of the Nominating and Corporate Governance Committee. He was Chairman of the Board of Prodigy Communications Corporation from June until November 2001. From April 1997 until June 2001, Mr. Foster served as Group President of SBC, where he was responsible, at various times, for engineering, network, centralized services, marketing and operations, information systems, procurement, treasury, international operations, wireless services, merger integration, real estate, yellow pages and cable TV operations. In 2005, SBC acquired AT&T Corp. and became AT&T Inc. AT&T, together with its affiliates, holds 5.1% of our outstanding ordinary shares and is a significant customer of ours. Mr. Foster serves as trustee of the Southwest Foundation for Bio-Medical Research, a non-profit research institute. Mr. Foster is a member of the Texas Society of Professional Engineers and a director of Morningside Ministries, a non-profit operator of nursing homes in the San Antonio area.

     James S. Kahan has been a director of Amdocs since April 1998 and is Chairman of the Compensation Committee. From 1983 until his June 2007 retirement, he worked at SBC, which is now AT&T, and served as a Senior Executive Vice President from 1992 until June 2007. AT&T, together with its affiliates, holds 5.1% of our outstanding ordinary shares and is a significant customer of ours. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp.

     Joseph Vardi has been a director of Amdocs since November 2006. He co-founded numerous technology and other companies, including Advanced Technology Ltd, International Technologies Lasers Ltd and Contigo Mobility Inc. In 1998, Dr. Vardi served as chairman of Mirabilis Ltd., which created ICQ, the first internet-wide instant messaging application, and which was acquired by America Online Inc in 1998. Dr. Vardi has served as an advisor to AOL since 1999. From 2003 to 2005, Dr. Vardi served as an advisor to Amazon Inc. Since May 2006, he has served as an advisor to Commtouch Software Ltd., an email security company, and since April 2006, he has served as an advisor to RichFX Inc, a rich media merchandising company. From 1970 to 1974, Dr. Vardi was Director General of the Israeli Ministry of Development, and from 1977 to 1979, he was Director General of the Ministry of Energy and the chairman of the Israeli National Oil Company. From 1971 to 1974 he was chairman of Israel Chemicals LTD., Israel's largest natural resources company. Dr. Vardi has served on the boards of numerous government and private corporations, including the advisory board of the Central Bank of Israel, Israel Electric Corp., Bezeq, Scitex and Israel Oil Refineries LTD. Dr. Vardi has determined not to stand for reelection as a director upon expiration of his current term.

     Julian A. Brodsky has been a director of Amdocs since July 2003. Mr. Brodsky has served as a director and as Vice Chairman of Comcast Corporation since 1989. From 1989 to May 2004, Mr. Brodsky was Chairman of Comcast Interactive Capital, LP, a venture fund affiliated with Comcast. He is a director of RBB Fund, Inc.

     Nehemia Lemelbaum has been a director of Amdocs since December 2001 and was a Senior Vice President of Amdocs Management Limited from 1985 until January 2005. Since 2005, Mr Lemelbaum has been a private investor. He joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led our development of graphic products for the yellow pages industry and later led our development of customer care and billing systems, as well as our penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing.

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

     Dov Baharav has been a director of Amdocs and the President and Chief Executive Officer of Amdocs Management Limited, our wholly-owned subsidiary, since July 2002. Mr. Baharav has overall coordination responsibilities for the operations and activities of our operating subsidiaries. In 1991, Mr. Baharav joined Amdocs Inc., our principal wholly-owned U.S. subsidiary, serving as its Vice President and then President in St. Louis, Missouri until 1995. From 1995 until July 2002, Mr. Baharav was a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited. Prior to joining Amdocs, Mr. Baharav served as

Chief Operating Officer of Optrotech Ltd., a publicly held company that develops, manufactures and markets electro-optical devices.

     Eli Gelman has been a director of Amdocs and the Executive Vice President of Amdocs Management Limited since 2002 and its Chief Operating Officer since October 2006. Mr. Gelman has more than 28 years of experience in the software industry, including the last 20 years with Amdocs. Prior to his current position, he was a division president, where he headed our United States sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks.

     Guy Dubois has been an Executive Vice President and head of the Product Business Group of Amdocs Management Limited since July 2007, where he oversees our product businesses, global product strategy and direction, sales, marketing, customer service and professional services, as well as product planning and development. Prior to joining Amdocs, Mr. Dubois was President and Chief Executive Officer of Cramer from 2005 until our 2006 acquisition of Cramer. In 2006, Mr. Dubois was appointed President of the newly formed Cramer, Amdocs OSS Division, a position he held until his appointment as Executive Vice President in 2007. Mr. Dubois was Executive Vice President of PeopleSoft Corporation from 2000 until 2005, where he led overall strategy, business development and execution for all company activities outside North America. Previously, he held senior positions with Vantive, Sybase and Digital Equipment Corporation.

     Tamar Rapaport-Dagim has been Senior Vice President and Chief Financial Officer of Amdocs Management Limited since November 2007. Ms. Rapaport-Dagim joined Amdocs in 2004 and served as Vice President of Finance from 2004 until 2007. Prior to joining Amdocs, from 2000 to 2004, Ms. Rapaport-Dagim was the Chief Financial Officer of Emblaze, a provider of multimedia solutions over wireless and IP networks. She has also served as controller of Teledata Networks (formerly a subsidiary of ADC Telecommunications) and has held various finance management positions in public accounting.

     Harel Kodesh has been the Chief Products Officer of Amdocs Management Limited since 2003. Mr. Kodesh oversees our product activities and is responsible for the company's technological vision and execution. From 2000 until 2003, Mr. Kodesh served as president and chief executive officer of Wingcast LLC, a joint venture between Qualcomm Inc. and Ford Motor Company formed to offer telecommunications and other technology services for vehicles. Between 1990 and 2000, Mr. Kodesh held executive positions at Microsoft Corp., where he served from 1998 until 2000 as vice president of its information appliances division.

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

COMPENSATION

     Our directors who are not employees of the Company, which we refer to as our Non-Employee Directors, receive compensation for their services as directors in the form of cash and options to purchase ordinary shares. Our compensation policy provides that each Non-Employee Director receives an annual cash payment of $35,000. Each member of our Audit and Executive Committees who is a Non-Employee Director receives an annual cash payment of $10,000. In addition, the chairmen of our Audit and Executive Committees each receive an annual cash payment of $10,000 and the chairmen of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees each receive an annual cash payment of $5,000. Each Non-Employee Director receives $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of the Board of Directors, except for Non-Employee Directors who are members of our Audit Committee or Executive Committee, who each receive $2,000 per meeting. Upon election or appointment to our Board of Directors, each Non-Employee Director also receives an initial option grant for the purchase of 12,000 ordinary shares. Thereafter, Non-Employee Directors receive an annual option grant for the purchase of 11,500 ordinary shares. All option grants to our Non-Employee Directors vest as to one-quarter of the shares immediately, with the remainder vesting annually in three equal installments. The exercise price of all options granted to our Non-Employee Directors is the NYSE closing price of our shares on the last trading day preceding the grant date. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

     During fiscal 2007, we granted to 11 Non-Employee Directors options to purchase an aggregate of 127,000 ordinary shares at a weighted average price of $39.14 per share, with vesting over three year terms.

     All options were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below -- "Share Ownership -- Employee Stock Option and Incentive Plan".

     A total of 19 persons who served either as directors of Amdocs or members of its administrative, supervisory or management bodies during all or part of fiscal 2007 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $7.3 million, which includes amounts set aside or accrued to provide bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. Included in this amount is remuneration to one former officer and to one new officer for the applicable portions of fiscal 2007.

BOARD PRACTICES

     Our Board of Directors is comprised of 13 directors, each of whom was elected to our Board of Directors at our annual meeting of shareholders on January 18, 2007. All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

  BOARD COMMITTEES

     Our Board of Directors has formed five committees set forth below. Members of each committee are appointed by the Board of Directors.

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

     The Technology and Innovation Committee was established to assist the Board of Directors in reviewing the Company's technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Messrs. Vardi (Chair), Anderson, Gelman and Lemelbaum.

     Our independent directors receive no compensation from the Company, except in connection with their membership on the Board of Directors and its committees as described above regarding Non-Employee Directors under "-- Compensation".

WORKFORCE PERSONNEL

     The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location:

                                                         AS OF SEPTEMBER 30,
                                                      ------------------------
                                                       2007     2006     2005
                                                      ------   ------   ------
Software and Information Technology
     Israel.........................................   4,588    4,686    4,090
     North America..................................   4,541    4,391    4,173
     Rest of the World..............................   6,849    5,749    3,747
                                                      ------   ------   ------
                                                      15,978   14,826   12,010
  Management and Administration.....................   1,483    1,408    1,190
                                                      ------   ------   ------
Total workforce.....................................  17,461   16,234   13,200
                                                      ======   ======   ======



     As of September 30, 2007, our workforce consisted of approximately 16,000 software and information technology specialists, engaged in research, development, consulting, maintenance and support activities, and approximately 1,500 management and administrative professionals.

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

     Some employees in Canada have union representation. In addition, all employees in Brazil, including members of management, are represented by unions. Collective bargaining between employers and unions is mandatory, negotiated annually, and covers work conditions, including cost of living increases, minimum wages that exceed government thresholds and overtime pay. In the Netherlands we have works council which represents the employees. We work closely with the works council to ensure compliance with the local law. In France, we have employee representatives.

     We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

SHARE OWNERSHIP

  SECURITY OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT AND CERTAIN KEY
  EMPLOYEES

     As of November 26, 2007, the aggregate number of our ordinary shares beneficially owned by our directors and officers was 5,994,979 shares. Historically, this number had included shares held by AT&T, since Mr. Kahan, who served as Senior Executive Vice President of AT&T until June 2007, serves on our Board of Directors. As of November 26, 2007, none of our directors or officers beneficially owned 1% or more of our outstanding ordinary shares.

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

     The 1998 Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the 1998 Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. As of September 30, 2007, of the 46,300,000 ordinary shares available for issuance under the 1998 Plan, 17,105,035 ordinary shares had been issued as a result of option exercises and restricted share issuances under the provisions of the 1998 Plan, and 9,188,928 ordinary shares remained available for future grants. As of October 31, 2007, there were outstanding options to purchase an aggregate of 19,805,379 ordinary shares at exercise prices ranging from $1.92 to $78.31 per share and an aggregate of 878,234 restricted shares outstanding under the 1998 Plan. On October 31, 2007, the Board of Directors adopted, subject to shareholder approval, an amendment to the 1998 Plan increasing from 46,300,000 to 55,300,000 the maximum number of ordinary shares issuable under the 1998 Plan.

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

     As a result of acquisitions, as of September 30, 2007, we are obligated to issue (and have reserved for issuance) an additional 450,451 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $0.38 to $71.97 per share. No additional options have been or will be granted under these predecessor plans.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of November 26, 2007 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 208,739,891 ordinary shares outstanding as of November 26, 2007.

                                                                 SHARES
                                                              BENEFICIALLY   PERCENTAGE
NAME AND ADDRESS                                                  OWNED       OWNERSHIP
----------------                                              ------------   ----------
Massachusetts Financial Services Company(1).................   11,420,559        5.5
T. Rowe Price Associates, Inc.(2)...........................   11,263,600        5.4
Thornburg Investment Management, Inc.(3)....................   11,023,305        5.3
AT&T Inc.(4)................................................   10,717,482        5.1
All directors and executive officers as a group (17
  persons)(5)...............................................    5,994,979        2.8


--------

   (1) The address of Massachusetts Financial Services Company ("MFS") is 500 Boylston Street, Boston, Massachusetts 02116. Based on a Schedule 13G filed by MFS with the SEC on February 9, 2007, as of December 31, 2006, MFS had sole voting power over 11,146,785 of our ordinary shares and sole dispositive power over 11,420,559 ordinary shares.

   (2) The address of T. Rowe Price Associates, Inc. ("Price Associates") is 100
       E. Pratt Street, Baltimore, Maryland 21202. Based on a Schedule 13G filed by Price Associates with the SEC on February 14, 2007, as of December 31, 2006, Price Associates had sole voting power over 1,677,400 of our ordinary shares and sole dispositive power over 11,263,600 ordinary shares.

   (3) The address of Thornburg Investment Management, Inc. ("Thornburg") is 119
       E. Marcy Street, Santa Fe, New Mexico 87501. Based on a Schedule 13G/A filed by Thornburg with the SEC on March 21, 2007, as of December 31, 2006, Price Associates had sole voting power over 10,832,880 of our ordinary shares and sole dispositive power over 11,023,305 ordinary shares.

   (4) The address of AT&T Inc. is 175 East Houston, San Antonio, Texas 78205. Based upon information provided to us by AT&T, as of November 26, 2007, AT&T beneficially owned 10,717,482 of our ordinary shares.

   (5) Includes options held by such directors and executive officers that are exercisable within 60 days of November 26, 2007.

     Over the last three years, our major shareholders have included our directors and executive officers as a group, AT&T, and other institutional investors including MFS, Price Associates and Thornburg. AT&T's share ownership has decreased to 5.1% as of November 26, 2007 from 9.1% in November 2002. FMR ceased to be a major shareholder in fiscal 2004.

     As of November 26, 2007, our ordinary shares were held by 747 record holders. Based on a review of the information provided to us by our transfer agent, 386 record holders, holding approximately 99% of our outstanding ordinary shares held of record, were residents of the United States.

RELATED PARTY TRANSACTIONS

     In addition to being a major shareholder, AT&T and some of its operating subsidiaries are also significant customers of ours. During the last three fiscal years, AT&T and those subsidiaries (giving retroactive effect to Cingular becoming a wholly-owned AT&T subsidiary in December 2006) accounted for approximately 20% or more of our revenue in each year. AT&T is also a beneficial owner of companies that provide certain miscellaneous support services to us in United States.

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

ITEM 9.  THE OFFER AND LISTING

     Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol "DOX". The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

                                                             HIGH      LOW
                                                            ------   ------
FISCAL YEAR ENDED SEPTEMBER 30
2003......................................................  $27.25   $ 5.85
2004......................................................  $30.69   $18.08
2005......................................................  $30.96   $20.70
2006......................................................  $41.01   $24.30
2007......................................................  $40.74   $32.50
QUARTER
Fiscal 2006:
  First Quarter...........................................  $28.91   $24.30
  Second Quarter..........................................  $36.07   $27.00
  Third Quarter...........................................  $39.15   $33.20
  Fourth Quarter..........................................  $41.01   $32.89
Fiscal 2007:
  First Quarter...........................................  $40.74   $35.22
  Second Quarter..........................................  $39.48   $32.50
  Third Quarter...........................................  $40.26   $34.39
  Fourth Quarter..........................................  $40.36   $32.75
Fiscal 2008:
  First Quarter (through November 26, 2007)...............  $38.03   $30.42
MOST RECENT SIX MONTHS
  June 2007...............................................  $40.26   $37.00
  July 2007...............................................  $40.36   $35.80
  August 2007.............................................  $37.10   $33.68
  September 2007..........................................  $37.44   $34.13
  October 2007............................................  $38.03   $32.75
  November 2007 (through November 26, 2007)...............  $38.03   $30.42


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

     The share capital of the Company is L5,750,000 divided into (i) 25,000,000 preferred shares with a par value of L0.01 per share and (ii) 550,000,000 ordinary shares with a par value of L0.01 per share, consisting of 500,000,000 voting ordinary shares and 50,000,000 non-voting ordinary shares. As of September 30, 2007, 209,762,394 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are as follows:

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

     On November 27, 2007, we entered into a Credit Agreement among us, certain of our subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent. The agreement provides for an unsecured $500 million five-year revolving credit facility with a syndicate of banks, which facility will be available for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time.

     In the past two years, we have not entered into any other material contracts other than contracts entered into in the ordinary course of our business.

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

     General

     Our effective tax rate was 10.6% for the year ended September 30, 2007, compared to 14.8% for fiscal 2006 and 20% for fiscal 2005. We expect our effective tax rate in fiscal 2008 to be between 9% and 12%.

     There can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of the various countries in which we operate.

Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenged the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, the Company and certain of our subsidiaries benefit from certain special tax benefits. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

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

     Certain Indian Tax Considerations

     Through subsidiaries, we operate a development center and a business processing operations center in India. In 2007, the corporation tax rate applicable in India on trading activities was 33.99%. Our subsidiaries in India operate under a specific favorable tax entitlement that is based upon pre-approved information technology related services activity. As a result, our subsidiaries are entitled to corporate income tax exemptions on all income derived from such pre-approved information technology activity, provided they continue to meet the conditions required for such tax benefits. The benefits are scheduled to expire April 1, 2009. It should be noted however, that as of April 1, 2007, the Minimum Alternative Tax ("MAT") would be applicable to our Indian subsidiaries currently enjoying such tax benefits. The MAT is be levied on book profits at the rate of 11.33% and could be carried forward for five years to be credited against corporate income tax. Under Indian laws, any dividend distribution by our Indian subsidiaries shall be subject to dividend distribution tax at the rate of 16.995% to be paid by such subsidiaries.

     Certain Israeli Tax Considerations

     Our Israeli subsidiary, Amdocs (Israel) Limited, operates our largest development center. Discussed below are certain Israeli tax considerations relating to this subsidiary.

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

     In April 2005, the Israeli parliament enacted legislation which significantly revised the Investment Law. Generally, investment programs of our Israeli subsidiary that have already obtained instruments of approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the old provisions as described below of the Investment Law prior being revised. The revisions that were introduced into the Investment Law did not affect our effective tax rate for year ended September 30, 2007 and we do not expect them to have a significant impact on our effective tax rate in fiscal 2008.

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

     Such income is eligible for further reductions in tax rates if we qualify as a Foreign Investors' Company ("FIC") depending on the percentage of the foreign ownership. Subject to certain conditions, an FIC is a company more than 25% of whose share capital (in terms of shares, rights of profits, voting and appointment of directors) and more than 25% of whose combined share and loan capital are owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. A company that owns an Approved Enterprise approved after April 1, 1986, may elect to forego the entitlement to grants and apply for an alternative package of tax benefits. In addition, a company (like our Israeli subsidiary) with an enterprise outside the National Priority Regions (which is not entitled to grants) may also apply for the alternative benefits. Under the alternative benefits, undistributed income from the Approved Enterprise operations is fully tax exempt (a tax holiday) for a defined period. The tax holiday ranges between two to ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel. On expiration of the tax holiday, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described above) for the remainder of the otherwise applicable period of benefits.

     Our primary Israeli subsidiary has elected the alternative benefits with respect to its current Approved Enterprise and its enlargements, pursuant to which the Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two or ten years (and in some cases for a period of four years) and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years. In case this Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject, assuming that the current level of foreign investment in Amdocs is not reduced, to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid and up to 25% if such foreign investments are reduced (as detailed above). This tax is in addition to the withholding tax on dividends as described below. Under an instrument of approval issued in December 1997 and an amendment issued in September 2006 to an instrument of approval issued in December 2000 and relating to specific investment programs of our Israeli subsidiary and to the income derived therefrom, the subsidiary is entitled to a reduced tax rate period of thirteen years (instead of the eight-year period referred to above). The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are given according to an allocation formula provided for in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and the subsidiary might be required to refund the amount of the canceled benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

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

     Dividend income is generally taxed as ordinary income. However, a maximum United States federal income tax rate of 15% will apply to "qualified dividend income" received by individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2002 and before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of United States corporations as well as dividends paid on shares of "qualified foreign corporations", including shares of a foreign corporation which are readily tradable on an established securities market in the United States. Since our ordinary shares are readily tradable on the New York Stock Exchange, we believe that dividends paid by us with respect to our ordinary shares should constitute "qualified dividend income" for United States federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

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

CORPORATE GOVERNANCE

     We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders along with this Annual Report, and to our website at www.amdocs.com.

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

     You may request copies of our reports, at no cost, by writing to or telephoning us as follows:

            Amdocs, Inc.
            1390 Timberlake Manor Parkway
            Chesterfield, Missouri 63017
            Telephone: +1-314-212-8328

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

CURRENCY FLUCTUATIONS

     We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. Based on the salient economic factors indicated in SFAS No. 52, "Foreign Currency Translation," we have determined that the U.S. dollar is our functional currency.

     During fiscal 2007, our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar were approximately 70% and 50% to 60%, respectively. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time. Historically, the effect of fluctuations in currency exchange rates on our consolidated operations was not material. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts and options. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

FOREIGN CURRENCY RISK

     We enter into foreign exchange forward contracts and options to hedge most of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily British pounds, Canadian dollars and the Euro, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels. We also use forward contracts to hedge the impact of the variability in exchange rates on certain accounts receivable, denominated primarily in Australian dollars, Canadian dollars, and the Euro, and on certain accounts payable, primarily Israeli shekels. We seek to minimize the risk that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. See Note 21 to our consolidated financial statements included in this document. The following table summarizes our foreign currency forward exchange agreements and options as of September 30, 2007. A significant portion of the forward contracts are expected to mature during fiscal 2008 and the rest during fiscal 2009. The table below (all dollar amounts in millions) presents the notional amounts and fair value of the total derivative instruments as of September 30, 2007. Notional values are calculated based on forward rates as of September 30, 2007, U.S. dollar translated.

                                                       AS OF SEPTEMBER 30, 2007
                                                   -------------------------------
                                                   NOTIONAL AMOUNT
                                                    TRANSLATED TO
                                                    U.S. DOLLAR(*)
                                                   ---------------
                                                     DERIVATIVES
                                                       MATURING
                                                    DURING FISCAL
                                                   ---------------   FAIR VALUE OF
                                                     2008     2009    DERIVATIVES
                                                   -------   -----   -------------
Revenue..........................................  $  58.7   $15.5       $(7.3)
Costs............................................   (210.9)   (1.0)        6.0
Balance sheet items..............................      3.0      --        (0.1)
                                                   -------   -----       -----
                                                   $(149.2)  $14.5       $(1.4)
                                                   =======   =====       =====




     (*) Positive notional amounts represent forward contracts to sell foreign currency. Negative notional amounts represent forward contracts and options to buy foreign currency.

INTEREST RATE RISK

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, other than the 0.50% Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper, certificates of deposit, U.S. government treasuries, U.S. agencies, corporate bonds, asset backed obligations, and mortgages. As of September 30, 2007, there were $1.8 million outstanding short-term loans and there were no outstanding borrowings under our revolving lines of credit or our short-term credit facilities, and, accordingly, we believe we are subject to short-term interest rate risk which we do not expect to be material.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

     The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, evaluated the effectiveness of the Company's disclosure controls and procedures as of September 30, 2007. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of September 30, 2007, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

     No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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

AUDIT FEES

     Ernst & Young billed the Company approximately $3.6 million for audit services for fiscal 2007, including fees associated with the annual audit and reviews of the Company's quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed the Company approximately $3.5 million for audit services for fiscal 2006.

AUDIT-RELATED FEES

     Ernst & Young billed the Company approximately $0.7 million for audit-related services for fiscal 2007. Audit-related services principally include due diligence examinations and SAS 70 report issuances. Ernst & Young billed the Company approximately $1.5 million for audit-related services for fiscal 2006.

TAX FEES

     Ernst & Young billed the Company approximately $1.9 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2007. Ernst & Young billed the Company approximately $1.1 million for tax advice in fiscal 2006.

ALL OTHER FEES

     Ernst & Young did not bill the Company for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2007 or fiscal 2006.

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

     From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to the Company by its independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2007, the Company's Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

     The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2007 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

     Ordinary Shares

                                                                       (c)                      (d)

                                                                 TOTAL NUMBER OF
                                   (a)                                SHARES            MAXIMUM NUMBER (OR
                                                     (b)        PURCHASED AS PART    APPROXIMATE DOLLAR VALUE)
                             TOTAL NUMBER OF                       OF PUBLICLY            OF SHARES THAT
                                  SHARES        AVERAGE PRICE    ANNOUNCED PLANS    MAY YET BE PURCHASED UNDER
PERIOD                          PURCHASED      PAID PER SHARE      OR PROGRAMS       THE PLANS OR PROGRAMS(1)
------                       ---------------   --------------   -----------------   --------------------------
8/1/07-8/31/07.............       829,250          $35.47             829,250              $370,587,069
9/1/07-9/30/07.............       581,800          $35.06             581,800              $350,190,925
                                ---------                           ---------
Total......................     1,411,050          $35.30           1,411,050              $350,190,925
                                =========                           =========




(1) In August 2007, our board of directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND SCHEDULE

     The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2007, 2006 and 2005, are included at the end of this Annual
Report:

  AUDITED FINANCIAL STATEMENTS OF AMDOCS LIMITED

     Reports of Independent Registered Public Accounting Firm

     Consolidated Balance Sheets as of September 30, 2007 and 2006

     Consolidated Statements of Income for the years ended September 30, 2007, 2006 and 2005

     Consolidated Statements of Changes in Shareholders' Equity for the years ended September 30, 2007, 2006 and 2005

     Consolidated Statements of Cash Flows for the years ended September 30, 2007, 2006 and 2005

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

                                        Amdocs Limited

                                        /s/ THOMAS G. O'BRIEN
                                        ----------------------------------------
                                        Thomas G. O'Brien
                                        Treasurer and Secretary
                                        Authorized U.S. Representative

Date: December 3, 2007

                                  EXHIBIT INDEX

   EXHIBIT
     NO.                                     DESCRIPTION
   -------                                   -----------
1.             Memorandum and Articles of Association of Amdocs Limited (incorporated by reference to Exhibits 3.1 and 3.2 to Amdocs' Registration Statement
               on Form F-1 dated June 19, 1998; Registration No. 333-8826)
2.a.1          Indenture dated May 30, 2001 between Amdocs and United States Trust
               Company of New York (incorporated by reference to Exhibit 4.1 to
               Amdocs' Form 6-K dated May 31, 2001)
2.a.2          Registration Rights Agreement dated May 30, 2001 between Amdocs and
               Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.2 to
               Amdocs' Form 6-K dated May 31, 2001)
2.a.3          Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of
               New York, as trustee, for 0.50% Convertible Senior Notes due 2024
               (incorporated by reference to Exhibit 99.1 to Amdocs' Form 6-K, filed
               March 5, 2004)
2.a.4          Registration Rights Agreement, dated March 5, 2004, among Amdocs
               Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co.
               and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs' Form 6-K, filed March 5, 2004)
4.a.1          Share Sale and Purchase Agreement, dated as of July 1, 2005, by and among DST Systems, Inc., Amdocs, Inc. and Amdocs Limited (incorporated by reference to Exhibit 99.1 to Amdocs' Form 6-K dated July 5, 2005)
4.a.2          Agreement and Plan of Merger, dated as of April 17, 2006, by and among
               Amdocs Limited, Amdocs Thesaurus, Inc., Qpass Inc. and Ray A.
               Rothrock, as Shareholders' Agent (incorporated by reference to Exhibit
               99.1 to Amdocs' Form 6-K dated April 21, 2006)
4.a.3          Share Sale and Purchase Agreement relating to Cramer Systems Group
               Limited, dated July 18, 2006, by and among Amdocs Limited, Amdocs
               Astrum Limited and certain shareholders of Cramer Systems Group
               Limited (incorporated by reference to Exhibit 99.1 to Amdocs' Form 6-K dated July 20, 2006)
4.a.4          Agreement, dated August 14, 2006, amending the Share Sale and Purchase
               Agreement relating to Cramer Systems Group Limited dated July 18,
               2006, by and among Amdocs Limited, Amdocs Astrum Limited and certain shareholders of Cramer Systems Group Limited (incorporated by reference to Exhibit 99.1 to Amdocs' Form 6-K dated August 17, 2006)
4.a.5          Agreement, dated September 14, 2006, amending the Share Sale and
               Purchase Agreement relating to Cramer Systems Group Limited dated July
               18, 2006, by and among Amdocs Limited, Amdocs Astrum Limited and certain shareholders of Cramer Systems Group Limited, as amended
               (incorporated by reference to Exhibit 99.1 to Amdocs' Form 6-K dated
               September 14, 2006)
4.b.1          Further Amended and Restated Information Technology Services
               Agreement, dated September 1, 2007, between Amdocs, Inc. and AT&T
               Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange
               Commission) (incorporated by reference to Exhibit 99.3 to Amdocs'
               Report of Foreign Private Issuer on Form 6-K dated December 3, 2007)
4.b.2          Master Agreement for Software and Services between Amdocs, Inc. and
               SBC Operations, Inc., effective July 7, 1998 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 10.13 to Amdocs' Amendment No. 1 to Registration
               Statement on Form F-1, dated May 21, 1999, Registration No. 333-75151)
4.b.3          Software Master Agreement between Amdocs Software Systems Limited and
               SBC Services, Inc., effective December 10, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.2 to Amdocs' Amendment No. 1 to Registration
               Statement on Form F-3, dated September 21, 2004, Registration No. 333-
               114344)
4.b.4          Agreement between Amdocs Inc. and SBC Services, Inc. for Software and
               Professional Services, effective August 7, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs' Amendment No. 1 to Registration
               Statement on Form F-3, dated September 21, 2004, Registration No. 333-
               114344)

   EXHIBIT
     NO.                                     DESCRIPTION
   -------                                   -----------
4.b.5          Amended and Restated Customer Care and Billing Services Agreement,
               dated as of July 1, 2006, between Sprint/United Management Company and
               Amdocs Software Systems Limited (confidential material has been redacted and complete exhibits have been separately filed with the
               Securities and Exchange Commission) (incorporated by reference to
               Exhibit 99.1 to Amdocs' Form 6-K dated December 13, 2006)
4.b.6          Agreement Amending the Further Amended and Restated Master Outsourcing
               Agreement and Master License and Services Agreement, dated as of
               October 5, 2006, between Bell Canada and Amdocs Canadian Managed
               Services Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange
               Commission) (incorporated by reference to Exhibit 4.c.1 to Amdocs'
               Report of Foreign Private Issuer on Form 6-K dated December 13, 2006)
4.b.7          Information Technology Services Agreement, dated as of April 1, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs' Report of Foreign Private Issuer
               on Form 6-K dated December 3, 2007)
4.b.8          Information Technology Services Agreement, dated as of April 17, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.2 to Amdocs' Report of Foreign Private Issuer
               on Form 6-K dated December 3, 2007)
4.b.9          Credit Agreement, dated as of November 27, 2007, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P.
               Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A.,
               Toronto branch, as Canadian agent
4.c.1          Amdocs Limited 1998 Stock Option and Incentive Plan, as amended
               (incorporated by reference to Exhibit 4.c.1 to Amdocs' Annual Report on Form 20-F filed December 13, 2006)
8              Subsidiaries of Amdocs Limited
12.1           Certification of Chief Executive Officer pursuant to Rule 13a-
               14(a)/15d-14(a)
12.2           Certification of Chief Financial Officer pursuant to Rule 13a-
               14(a)/15d-14(a)
13.1           Certification of Chief Executive Officer pursuant to 18U.S.C. 1350
13.2           Certification of Chief Financial Officer pursuant to 18U.S.C. 1350
14.1           Consent of Ernst & Young LLP

                                 AMDOCS LIMITED
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                          PAGE
                                                                          ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Management's Report on Internal Control Over Financial Reporting.....    F-2
  Reports of Independent Registered Public Accounting Firm.............    F-3
  Consolidated Balance Sheets as of September 30, 2007 and 2006........    F-5
  Consolidated Statements of Income for the years ended September 30,
     2007, 2006 and 2005...............................................    F-6
  Consolidated Statements of Changes in Shareholders' Equity for the
     years ended September 30, 2007, 2006 and 2005.....................    F-7
  Consolidated Statements of Cash Flows for the years ended September
     30, 2007, 2006 and 2005...........................................    F-8
  Notes to the Consolidated Financial Statements.......................   F-10
FINANCIAL STATEMENT SCHEDULE
  Valuation and Qualifying Accounts....................................   F-43

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

     The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2007. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

     Based on its assessment, management concluded that, as of September 30, 2007, the Company's internal control over financial reporting is effective based on those criteria.

     The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Amdocs Limited

     We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2007. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part
III. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Notes 2 and 17 to the consolidated financial statements, effective October 1, 2005, the Company changed its method of accounting for equity-based compensation to adopt Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Amdocs Limited's internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 3, 2007 expressed an unqualified opinion thereon.

                                                           /s/ ERNST & YOUNG LLP

New York, New York
December 3, 2007

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Amdocs Limited

     We have audited Amdocs Limited's internal control over financial reporting as of September 30, 2007, based on criteria established in Internal
Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amdocs Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

     In our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the COSO criteria.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2007 and our report dated December 3, 2007 expressed an unqualified opinion thereon.

                                                           /s/ ERNST & YOUNG LLP

New York, New York
December 3, 2007

                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               AS OF SEPTEMBER 30,
                                                             -----------------------
                                                                2007         2006
                                                             ----------   ----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................  $  615,501   $  607,187
  Short-term interest-bearing investments..................     563,779      372,194
  Accounts receivable, net.................................     493,418      425,805
  Deferred income taxes and taxes receivable...............     117,623      136,044
  Prepaid expenses and other current assets................      98,746       97,476
                                                             ----------   ----------
          TOTAL CURRENT ASSETS.............................   1,889,067    1,638,706
Equipment, vehicles and leasehold improvements, net........     283,839      220,290
Deferred income taxes......................................     192,761      133,690
Goodwill...................................................   1,489,132    1,461,606
Intangible assets, net.....................................     303,456      347,716
Other noncurrent assets....................................     186,344      160,820
                                                             ----------   ----------
          TOTAL ASSETS.....................................  $4,344,599   $3,962,828
                                                             ==========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.........................................  $  192,395   $  148,398
  Accrued expenses and other current liabilities...........     222,616      270,268
  Accrued personnel costs..................................     177,926      178,441
  Short-term portion of financing arrangements and capital
     lease obligations.....................................       2,055        1,963
  Deferred revenue.........................................     173,775      253,376
  Deferred income taxes and taxes payable..................     205,960      179,241
                                                             ----------   ----------
          TOTAL CURRENT LIABILITIES........................     974,727    1,031,687
Convertible notes..........................................     450,000      450,000
Deferred income taxes......................................     122,983      129,339
Noncurrent liabilities and other...........................     196,646      197,637
                                                             ----------   ----------
          TOTAL LIABILITIES................................   1,744,356    1,808,663
                                                             ----------   ----------
SHAREHOLDERS' EQUITY:
  Preferred Shares -- Authorized 25,000 shares; L0.01 par
     value; 0 shares issued and outstanding................          --           --
  Ordinary Shares -- Authorized 550,000 shares; L0.01 par
     value; 238,312 and 233,932 issued and 209,762 and
     206,793 outstanding, in 2007 and 2006, respectively...       3,850        3,763
  Additional paid-in capital...............................   2,168,234    2,035,309
  Treasury stock, at cost -- 28,550 and 27,139 Ordinary
     Shares in 2007 and 2006...............................    (652,229)    (602,392)
  Accumulated other comprehensive income...................         689        2,723
  Retained earnings........................................   1,079,699      714,762
                                                             ----------   ----------
          TOTAL SHAREHOLDERS' EQUITY.......................   2,600,243    2,154,165
                                                             ----------   ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.......  $4,344,599   $3,962,828
                                                             ==========   ==========




The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          YEAR ENDED SEPTEMBER 30,
                                                    ------------------------------------
                                                       2007         2006         2005
                                                    ----------   ----------   ----------
REVENUE:
  License.........................................  $  159,357   $  116,285   $  100,044
  Service.........................................   2,676,816    2,363,765    1,938,577
                                                    ----------   ----------   ----------
                                                     2,836,173    2,480,050    2,038,621
                                                    ----------   ----------   ----------
OPERATING EXPENSES:
     Cost of license..............................       3,914        4,003        4,083
     Cost of service..............................   1,792,468    1,579,823    1,291,572
     Research and development.....................     230,444      186,760      144,457
     Selling, general and administrative..........     370,194      313,997      232,066
     Amortization of purchased intangible assets..      74,959       37,610       15,356
     Restructuring charges, in-process research
       and development and other acquisition-
       related costs..............................       6,761       25,725       12,595
                                                    ----------   ----------   ----------
                                                     2,478,740    2,147,918    1,700,129
                                                    ----------   ----------   ----------
Operating income..................................     357,433      332,132      338,492
Interest income and other, net....................      50,566       41,741       22,303
                                                    ----------   ----------   ----------
Income before income taxes........................     407,999      373,873      360,795
Income taxes......................................      43,062       55,237       72,159
                                                    ----------   ----------   ----------
NET INCOME........................................  $  364,937   $  318,636   $  288,636
                                                    ==========   ==========   ==========
BASIC EARNINGS PER SHARE..........................  $     1.76   $     1.57   $     1.44
                                                    ==========   ==========   ==========
DILUTED EARNINGS PER SHARE........................  $     1.65   $     1.48   $     1.35
                                                    ==========   ==========   ==========
BASIC WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING.....................................     207,846      203,194      201,023
                                                    ==========   ==========   ==========
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING.....................................     223,256      218,534      217,162
                                                    ==========   ==========   ==========




The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                          ACCUMULATED
                                                                             OTHER
                                 ORDINARY SHARES  ADDITIONAL             COMPREHENSIVE                                TOTAL
                                 ---------------    PAID-IN    TREASURY      INCOME       UNEARNED     RETAINED   SHAREHOLDERS'
                                  SHARES  AMOUNT    CAPITAL     STOCK        (LOSS)     COMPENSATION   EARNINGS       EQUITY
                                 -------  ------  ----------  ---------  -------------  ------------  ----------  -------------
BALANCE AS OF OCTOBER 1, 2004..  201,334  $3,601  $1,837,608  $(502,416)    $ (1,919)      $  (174)   $  107,490    $1,444,190
Comprehensive income:
  Net income...................       --      --          --         --           --            --       288,636       288,636
  Unrealized loss on foreign
     currency hedging
     contracts, net of $(1,927)
     tax.......................       --      --          --         --       (7,865)           --            --        (7,865)
  Unrealized loss on short-term
     interest-bearing
     investments, net of $(253)
     tax.......................       --      --          --         --       (1,102)           --            --        (1,102)
                                                                                                                    ----------
  Comprehensive income.........                                                                                        279,669
                                                                                                                    ----------
Employee stock options
  exercised....................    2,229      41      23,983         --           --            --            --        24,024
Tax benefit of stock options
  exercised....................       --      --       3,147         --           --            --            --         3,147
Repurchase of shares...........   (3,525)     --          --    (99,976)          --            --            --       (99,976)
Issuance of restricted stock
  and stock options related to
  acquisitions, net............      144       2       6,034         --           --        (1,428)           --         4,608
Amortization of unearned
  compensation.................       --      --          --         --           --           640            --           640
Expense related to vesting of
  stock options................       --      --         150         --           --            --            --           150
                                 -------  ------  ----------  ---------     --------       -------    ----------    ----------
BALANCE AS OF SEPTEMBER 30,
  2005.........................  200,182   3,644   1,870,922   (602,392)     (10,886)         (962)      396,126     1,656,452
Comprehensive income:
  Net income...................       --      --          --         --           --            --       318,636       318,636
  Unrealized gain on foreign
     currency hedging
     contracts, net of $1,847
     tax.......................       --      --          --         --       11,938            --            --        11,938
  Unrealized gain on short-term
     interest-bearing
     investments, net of $485
     tax.......................       --      --          --         --        1,671            --            --         1,671
                                                                                                                    ----------
  Comprehensive income.........                                                                                        332,245
                                                                                                                    ----------
Employee stock options
  exercised....................    5,869     106     106,853         --           --            --            --       106,959
Tax benefit of stock options
  exercised....................       --      --       7,619         --           --            --            --         7,619
Issuance of restricted stock,
  net of cancellations.........      742      13          --         --           --            --            --            13
Issuance of restricted stock
  and stock options related to
  acquisitions, net............       --      --       4,634         --           --            --            --         4,634
Equity-based compensation
  expense related to
  employees....................       --      --      46,178         --           --            --            --        46,178
Reclassification of unearned
  compensation to additional
  paid-in capital..............       --      --        (962)        --           --           962            --            --
Equity-based compensation
  expense related to non
  employee stock options.......       --      --          65         --           --            --            --            65
                                 -------  ------  ----------  ---------     --------       -------    ----------    ----------
BALANCE AS OF SEPTEMBER 30,
  2006.........................  206,793   3,763   2,035,309   (602,392)       2,723            --       714,762     2,154,165
Comprehensive income:
  Net income...................       --      --          --         --           --            --       364,937       364,937
  Unrealized loss on foreign
     currency hedging
     contracts, net of $(1,363)
     tax.......................       --      --          --         --       (3,420)           --            --        (3,420)
  Unrealized gain on short-term
     interest-bearing
     investments, net of $30
     tax.......................       --      --          --         --          659            --            --           659
                                                                                                                    ----------
  Comprehensive income.........                                                                                        362,176
                                                                                                                    ----------
Adjustment to accumulated other
  comprehensive income upon
  adoption of statement 158 net
  of $(378) tax................       --      --          --         --          727            --            --           727
Employee stock options
  exercised....................    3,970      79      74,576         --           --            --            --        74,655
Repurchase of shares...........   (1,411)     --          --    (49,837)          --            --            --       (49,837)
Tax benefit of stock options
  exercised....................       --      --       3,965         --           --            --            --         3,965
Issuance of restricted stock,
  net of cancellations.........      410       8          --         --           --            --            --             8
Issuance of stock options
  related to acquisitions,
  net..........................       --      --         768         --           --            --            --           768
Equity-based compensation
  expense related to
  employees....................       --      --      53,587         --           --            --            --        53,587
Equity-based compensation
  expense related to non-
  employee stock options.......       --      --          29         --           --            --            --            29
                                 -------  ------  ----------  ---------     --------       -------    ----------    ----------
BALANCE AS OF SEPTEMBER 30,
  2007.........................  209,762  $3,850  $2,168,234  $(652,229)    $    689       $    --    $1,079,699    $2,600,243
                                 =======  ======  ==========  =========     ========       =======    ==========    ==========



     As of September 30, 2007, 2006 and 2005, accumulated other comprehensive income (loss) is comprised of unrealized (loss) gain on derivatives, net of tax, of $(579), $2,841 and $(9,097) unrealized income (loss) on cash equivalents and short-term interest-bearing investments, net of tax, of $541, $(118) and $(1,789) and adjustment to accumulated other comprehensive income upon adoption of statement 158, net of tax, of $727.

The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                           YEAR ENDED SEPTEMBER 30,
                                                     -----------------------------------
                                                        2007         2006         2005
                                                     ---------   -----------   ---------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income.........................................  $ 364,937   $   318,636   $ 288,636
Reconciliation of net income to net cash provided
  by operating activities:
     Depreciation and amortization.................    164,994       117,900      93,828
     In-process research and development expenses..        750        25,725       2,760
     Equity-based compensation expense.............     53,587        46,178          --
     (Gain) loss on sale of equipment..............         (8)          789        (786)
     Deferred income taxes.........................    (21,095)       22,811       8,062
     Excess tax benefit from equity-based
       compensation................................       (795)         (722)         --
     Tax benefit of stock options exercised........         --            --       3,147
     Realized gain from short-term interest-bearing
       investments and other.......................     (2,936)       (4,030)       (657)
Net changes in operating assets and liabilities,
  net of amounts acquired:
  Accounts receivable..............................    (66,582)      (79,363)    (15,106)
  Prepaid expenses and other current assets........        (62)      (10,536)      3,667
  Other noncurrent assets..........................    (26,264)      (18,313)    (17,593)
  Accounts payable and accrued expenses............     29,642        54,569      26,542
  Deferred revenue.................................    (97,425)      (52,050)     (5,702)
  Income taxes payable.............................     12,243       (10,796)     (6,643)
  Noncurrent liabilities and other.................     13,009        18,422       1,596
                                                     ---------   -----------   ---------
Net cash provided by operating activities..........    423,995       429,220     381,751
                                                     ---------   -----------   ---------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and
  leasehold improvements...........................      3,832         4,274       5,829
Payments for purchase of equipment and leasehold
  improvements.....................................   (166,426)      (80,717)    (71,374)
Purchase of short-term interest-bearing
  investments......................................   (969,198)   (1,216,259)   (747,073)
Proceeds from sale of short-term interest-bearing
  investments......................................    781,239     1,288,261     948,711
Net cash paid for acquisitions.....................    (90,724)     (624,801)   (262,253)
                                                     ---------   -----------   ---------
Net cash used in investing activities..............   (441,277)     (629,242)   (126,160)
                                                     ---------   -----------   ---------
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised.....     74,663       106,853      24,024
Excess tax benefit from equity-based compensation..        795           722          --
Repurchase of shares...............................    (49,837)           --     (99,976)
Repurchase of 2% convertible notes.................         --           (97)         --
Principal payments under financing arrangements....         --        (4,677)       (667)
Principal payments on capital lease obligations....        (25)       (3,144)    (21,772)
                                                     ---------   -----------   ---------
Net cash provided by (used in) financing
  activities.......................................     25,596        99,657     (98,391)
                                                     ---------   -----------   ---------
Net increase (decrease) in cash and cash
  equivalents......................................      8,314      (100,365)    157,200
Cash and cash equivalents at beginning of year.....    607,187       707,552     550,352
                                                     ---------   -----------   ---------
Cash and cash equivalents at end of year...........  $ 615,501   $   607,187   $ 707,552
                                                     =========   ===========   =========




The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                                 (IN THOUSANDS)


                                                           YEAR ENDED SEPTEMBER 30,
                                                         ---------------------------
                                                           2007      2006      2005
                                                         -------   -------   -------
SUPPLEMENTARY CASH FLOW INFORMATION
Interest and Income Taxes Paid
  Cash paid for:
  Income taxes, net of refunds.........................  $43,590   $40,861   $62,668
  Interest.............................................    4,167     2,630     5,233



The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                               SEPTEMBER 30, 2007

NOTE 1 -- NATURE OF ENTITY

     Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one segment, providing integrated offering products and services that enable the Company's customers to move toward an integrated approach to customer management. The Company designs, develops, markets, supports, operates and provides information system solutions, including managed services, primarily to leading communications companies throughout the world.

     The Company is a Guernsey corporation, which directly or indirectly holds several wholly-owned subsidiaries around the world. The majority of the Company's customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company's main production and operating facilities are located in Cyprus, India, Ireland, Israel, the United States and China.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

  CONSOLIDATION

     The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

  FUNCTIONAL CURRENCY

     The Company manages its foreign subsidiaries as integral direct components of its operations. The operations of the Company's foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. Based on the salient economic factors indicated in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," the Company has determined that its functional currency is the U.S. dollar. The Company periodically assesses the applicability of the U.S. dollar as the Company's functional currency by reviewing the salient indicators.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

  INVESTMENTS

     The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of commercial paper, certificates of deposit, U.S. government treasuries, U.S. agencies, corporate bonds, asset backed obligations and mortgages, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as "accumulated other comprehensive income" in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

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

     Other intangible assets consist primarily of purchased computer software, intellectual property rights, core technology, customer arrangements and trademarks. Intellectual property rights, purchased computer software, core technology and trademarks acquired by the Company are amortized over their estimated useful lives on a straight-line basis.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  CONVERTIBLE NOTES

     Accrued interest on the Company's convertible notes is included in "accrued expenses and other current liabilities." The Company amortizes the issuance costs related to the convertible notes on a straight-line basis over the term of the convertible notes. The amortized issuance cost, calculated on a pro-rata basis, related to the repurchased 0.5% convertible notes is included in "interest income and other, net."

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

  REVENUE RECOGNITION

     Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, combined license and service revenue generally is recognized over the course of these long-term projects, using the percentage of completion method of accounting in conformity with Accounting Research Bulletin ("ARB") No. 45, "Long Term Construction-Type Contracts," Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and SOP 97-2, "Software Revenue Recognition." When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit in accordance with SOP 81-1.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification as part of a long-term contract, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided, in accordance with SAB 104, "Revenue Recognition" and SOP 97-2. The Company complies with Emerging Issues Task Force ("EITF") 03-05, "Applicability of AICPA SOP 97-2 to Non-Software Deliverables in an Arrangement Containing More Than Incidental Software."

     Fees are generally considered fixed and determinable unless a significant portion (more than 10%) of the licensing and related service fee is due more then 12 months after delivery, in which case license and related customization fees are recognized when payments are due, in accordance with SOP 97-2.

     In managed services contracts as well as in other long-term contracts, revenue from the operation of a customer's system is recognized either as services are performed based on time elapsed, output produced or volume of data processed. Revenue from ongoing support services is recognized as work is performed or based on straight line over the service period.

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

     Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10% of total revenue in each of fiscal 2007, 2006 and 2005.

     Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year.

     As a result of a significant portion of the Company's revenue being subject to the percentage of completion accounting method, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

     Many of the Company's agreements include multiple deliverables. For these multiple element arrangements, the Company allocates revenue to each element based upon its relative fair value as determined by Vendor Specific Objective Evidence ("VSOE"). The Company uses the residual method in accordance with SOP 97-2 and EITF 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21") in the absence of fair value for a delivered element the Company first allocates revenue to the fair value of the undelivered elements and residual revenue to delivered elements. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization and modification and first year maintenance to determine the appropriate value for the license component.

     In circumstances where the Company enters into a contract with a customer for the provision of managed services for a defined period of time, the Company defers, in accordance with SAB 104, certain incremental costs incurred at the inception of the contract. These costs include time and expense incurred in association with the origination of a contract. In addition, under the provisions of EITF No. 00-21, if the revenue for a delivered item is not recognized because it is not separable from the managed services arrangement, then the

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


Company also defers the cost of the delivered item. The deferred costs are amortized on a straight-line basis over the life of the applicable customer contract. Revenue associated with these capitalized costs is deferred and is recognized over the same period.

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

     The Company uses a combination of implied volatility of the Company's traded options and historical stock price volatility ("blended volatility") as the expected volatility assumption required in the Black-Scholes option valuation model. Prior to October 1, 2005, the Company had used its historical stock price volatility in accordance with SFAS 123 for purposes of presenting its pro forma information. The selection of the blended volatility approach was based upon the availability of traded options on the Company's shares and the Company's assessment that blended volatility is more representative of future share price trends than historical volatility. As equity-based compensation expense recognized in the Company's consolidated statements of income for fiscal 2007 and 2006 is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, short-term financing arrangements, forward exchange contracts and options, lease obligations and convertible notes. The fair value of the financial instruments, excluding the convertible notes (for which the fair value as of September 30, 2007 is approximately $472,000), included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts. See Note 21.

  CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments and trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated securities primarily with major U.S. institutions. The Company does not expect material losses with respect to these items.

     The Company's revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most of the Company's customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company's business is subject to the effects of general global economic conditions and, in particular, market

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral. The allowance for doubtful accounts is for estimated losses resulting from the inability of the Company's customers to make required payments. The Company evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay. As of September 30, 2007, the Company had two customers that had accounts receivable balances of more than 10% of total accounts receivable, aggregating 31.4% (21.0% and 10.4%). As of September 30, 2006, the Company had two customers that had accounts receivable balances of more than 10% of total accounts receivable, aggregating 32.4% (21.1% and 11.3%).

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

  RECENT ACCOUNTING PRONOUNCEMENTS

     In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement No. 115 ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements and is effective for

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts Statement No. 157, "Fair Value Measurements" ("SFAS 157"). The Company is currently evaluating the effect that the application of SFAS 159 will have on its consolidated results of operations and financial condition.

     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," an amendment of FASB Statements No. 87, 88, 106 and 132(R)("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's over funded status or a liability for a plan's under funded status, measure a defined benefit postretirement plan's assets and obligations that determine its funded status as of the end of the employer's fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

     SFAS 158 does not change the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has adopted SFAS 158 in the fourth quarter of fiscal year 2007. The net of tax impact on accumulated other comprehensive income of adopting Statement 158 was $727 at September 30, 2007.

     In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect that the application of SFAS 157 will have on its consolidated results of operations and financial condition.

     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements -- Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company adopted the provisions of SAB 108 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

     In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an Interpretation of SFAS No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. While the Company continues to analyze the effect of adopting the provisions of FIN 48, it currently expects that the adoption of FIN 48 will not have a material effect on its reserve for uncertain tax positions.

     In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FASB Statement No. 133 and 140 ("SFAS 155"), which permits fair value

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The Company applied the provisions of SFAS 155 in the first quarter of fiscal 2007 and there was no material impact to the consolidated financial statements.

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

NOTE 3 -- ACQUISITIONS

  SIGVALUE

     On February 7, 2007, the Company acquired SigValue Technologies, Inc. ("SigValue"), a provider of an integrated billing, customer care and service control platform designed for telecommunications service providers in high-growth emerging markets around the world, where the customer base is predominantly comprised of mobile pre-paid subscribers. Prior to the acquisition, the Company owned 14% of SigValue's outstanding capital stock. Under the terms of the agreement, the Company acquired the balance of SigValue's remaining share capital. The Company expects that this acquisition will expand its offering for the fast growing emerging markets.

     The aggregate purchase price for the remaining 86% of SigValue's outstanding capital stock was $71,193, which consisted of $69,728 in cash (including cash on hand), $768 related to the assumption of stock options held by SigValue employees and $697 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model. The acquisition was accounted for using the purchase method of accounting, as required by Statement of Financial Accounting Standard No. 141, "Business Combinations" ("SFAS No. 141"). The fair market value of SigValue's assets and liabilities has been included in the Company's consolidated balance sheets and the results of SigValue's operations are included in the Company's consolidated statements of operations, commencing on February 8, 2007. The Company obtained a preliminary independent valuation of the intangible assets acquired in the SigValue transaction. The total purchase price was allocated to SigValue's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was determined by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $27,436 of acquired identifiable intangible assets (which represents 86% of total identifiable intangible assets), $2,666 was assigned to in-process research and development. The in-process research and development was written-off as of the closing date of the acquisition, in accordance with Financial Accounting Standards Board Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The in-process research and development had no alternative future use and had not reached technological feasibility as such date. The fair value assigned to core technology was $19,513 and is being amortized over four years commencing on February 8, 2007. The fair value assigned to customer arrangements was $4,775 and is being amortized over six years commencing on February 8, 2007 based on pro-rata amounts of the future discounted cash flows. The fair value assigned to

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


trademarks was $482 and is being amortized over two years commencing on February 8, 2007. The excess of the purchase price over 86% of the fair value of the net assets and identifiable intangibles acquired, or goodwill, was $28,707 of which none is tax deductible.

     As described above, prior to the acquisition the Company's ownership interest in SigValue was 14%, and therefore the Company accounted for the investment in SigValue under the cost method. In the second quarter of 2007, the Company recognized its 14% share in SigValue's results from the time it first acquired an ownership interest in SigValue through the acquisition of 100% ownership of SigValue on February 7, 2007. The Company's share in SigValue's pre-acquisition results was income of $1,916, which is included in restructuring charges, in-process research and development and other.

     The following is the allocation of the purchase price:

Assets acquired(1)........................................  $22,231
Liabilities assumed.......................................   (2,912)
                                                            -------
Net assets acquired.......................................   19,319
Core technology...........................................   19,513
Customer arrangements.....................................    4,775
Trademarks................................................      482
In-process research and development.......................    2,666
Net deferred tax liability resulting from the difference
  between the assigned value of certain assets and their
  respective tax bases and loss carry forward, net........   (4,269)
Goodwill..................................................   28,707
                                                            -------
                                                            $71,193
                                                            =======




       (1)  Includes primarily cash and cash equivalents.

  CRAMER

     On August 14, 2006, the Company acquired all of the capital stock of Cramer Systems Group Limited, or Cramer, a privately-held leading provider of operations support systems (OSS) solutions. This acquisition enabled the Company to leverage and greatly enhance its assets in the BSS (business support systems) and OSS market.

     The aggregate purchase price for Cramer was $420,997 which consisted of $412,402 in cash (including cash on hand), $2,228 related to the assumption of stock options and restricted shares held by Cramer employees and $6,367 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the fair value of the restricted shares was valued based on the market value of the underlying shares at the date of grant (see Note 17). The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Cramer assets and liabilities has been included in the Company's consolidated balance sheets and the results of Cramer's operations have been included in the Company's consolidated statements of income, commencing on August 15, 2006. The Company obtained an independent valuation of the intangible assets acquired in the Cramer transaction. The total purchase price was allocated to Cramer's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was determined by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $177,203 of acquired identifiable

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


intangible assets, $17,310 was assigned to in-process research and development related to the next two major releases of Cramer's current technology. The in-process research and development was written-off as of the closing date of the acquisition, in accordance with Financial Accounting Standards Board Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The in-process research and development had no alternative future use and had not reached technological feasibility as of such date. The fair value assigned to core technology was $88,690 and is being amortized over five years commencing on August 15, 2006. The fair value assigned to customer arrangements was $69,043 and is being amortized over seven years commencing on August 15, 2006 based on pro-rata amounts of the future discounted cash flows. The fair value assigned to trademarks was $2,160 and is being amortized over two years commencing on August 15, 2006. The excess of the purchase price over the fair value of the net assets and identifiable intangibles acquired, or goodwill, was $243,681 of which none is tax deductible. During fiscal 2007, within the one year allocation period, the Company revised the allocation of the purchase price as it obtained more information and changed its estimates related to the tax basis of assumed liabilities and related to certain other acquired assets and assumed liabilities. The revised purchase price allocation resulted in a net decrease of $5,783 in goodwill.

     The following is the allocation of the purchase price:

Assets acquired..........................................  $ 93,480
Liabilities assumed......................................   (72,782)
                                                           --------
Net assets acquired......................................    20,698
Core technology..........................................    88,690
Customer arrangements....................................    69,043
Trademarks...............................................     2,160
In-process research and development......................    17,310
Deferred taxes resulting from the difference between the
  assigned value of certain assets and their respective
  tax bases and loss carry forward, net..................   (20,585)
Goodwill.................................................   243,681
                                                           --------
                                                           $420,997
                                                           ========



  QPASS

     On May 31, 2006, the Company acquired all of the capital stock of Qpass Inc., or Qpass, a leading provider of digital commerce software and solutions. This acquisition has allowed the Company to support service providers and media companies seeking to launch and monetize digital content, and the Company believes that this acquisition positioned it as a leader in the emerging digital content market.

     The aggregate purchase price for Qpass was $280,984, which consisted of $274,024 in cash, $2,405 related to the assumption of stock options held by Qpass employees and $4,555 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model (see Note
17). The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Qpass assets and liabilities has been included in the Company's consolidated balance sheets and the results of Qpass's operations have been included in the Company's consolidated statements of income, commencing on June 1, 2006. The Company obtained a preliminary independent valuation of the intangible assets acquired in the Qpass transaction. The total purchase price was allocated to Qpass's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was determined by

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


applying the income forecast method, which considered the present value of cash flows by product lines. Of the $72,981 of acquired identifiable intangible assets, $8,340 was assigned to in-process research and development and was written-off as of the closing date of the acquisition, in accordance with Financial Accounting Standards Board Interpretation No. 4. The in-process research and development had no alternative future use and had not reached technological feasibility as of such date. The fair value assigned to core technology was $28,060 and is being amortized over three to 4.5 years commencing on June 1, 2006. The fair value assigned to customer arrangements was $36,581 and is being amortized over seven years commencing on June 1, 2006. The excess of the purchase price over the fair value of the net liabilities and identifiable intangibles acquired, or goodwill, was $234,737 of which none is tax deductible. During fiscal 2007, within the one year allocation period, the Company revised the allocation of the purchase price as it obtained more information and changed its estimates related to certain acquired assets and assumed liabilities. The revised purchase price allocation resulted in a net decrease of $3,718 in goodwill.

     The following is the allocation of the purchase price:

Assets acquired..........................................  $ 25,743
Liabilities assumed......................................   (54,601)
                                                           --------
Net liabilities assumed..................................   (28,858)
Core technology..........................................    28,060
Customer arrangements....................................    36,581
In-process research and development......................     8,340
Deferred taxes resulting from the difference between the
  assigned value of certain assets and liabilities and
  their respective tax bases and loss carry forward,
  net....................................................     2,124
Goodwill.................................................   234,737
                                                           --------
                                                           $280,984
                                                           ========



  LONGSHINE

     On August 3, 2005, the Company acquired Longshine Information Technology Company Ltd., or Longshine, a privately-held leading vendor of customer care and billing software in China. This acquisition enables the Company to offer its products and services to Chinese service providers, and the Company believes it will allow the Company to expand its presence in this fast growing market. The purchase price for Longshine was approximately $49,835, which included $16,990 of additional purchase price as a result of the achievements of specified performance targets at the end of the first and second years from acquisition, and $1,312 of transaction costs. The fair market value of Longshine assets and liabilities has been included in the Company's consolidated balance sheets and the results of Longshine operations have been included in the Company's consolidated statement of income, commencing on August 4, 2005. The Company obtained an independent valuation of the intangible assets acquired in the Longshine transaction. The total purchase price was allocated to Longshine's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The excess of the purchase price over the fair value of the net liabilities and identifiable intangibles acquired, or goodwill, was $53,444. During fiscal 2006, within the one year allocation period the Company revised the allocation of the purchase price as it obtained more information required to measure the fair value of the assets and liabilities acquired and as a result of the additional purchase price of $8,851 earned in that year. The revised purchase price allocation resulted in an increase of $4,033 in goodwill in fiscal 2006.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following is the final allocation of the purchase price:

Net liabilities assumed..................................  $(11,109)
Core technology..........................................     1,000
Customer arrangements....................................     6,500
Goodwill.................................................    53,444
                                                           --------
                                                           $ 49,835
                                                           ========



  DST INNOVIS

     On July 1, 2005, the Company acquired from DST Systems, Inc., or DST, all of the common stock of DST's wholly-owned subsidiaries, DST Innovis, Inc. and DST Interactive, Inc. The Company refers to these acquired subsidiaries together as DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies, which the Company refers to as the Broadband Industry. The Company believes that this acquisition has positioned the Company to offer a comprehensive set of solutions to companies in the Broadband Industry as they transition to integrated customer management.

     The purchase price for DST Innovis was approximately $237,461, which included $3,150 of transaction costs. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of DST Innovis's assets and liabilities has been included in the Company's consolidated balance sheets and the results of DST Innovis's operations are included in the Company's consolidated statements of income, commencing on July 1, 2005. The Company obtained an independent valuation of the intangible assets acquired in the DST Innovis transaction. The total purchase price was allocated to DST Innovis's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $125,642 of acquired identifiable intangible assets, $2,760 was assigned to in-process research and development and was written-off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The fair value assigned to core technology was $63,180 and is amortized over 3 to 4.5 years commencing on July 1, 2005. The fair value assigned to customer arrangements was $59,702 and is amortized over 15 years commencing on July 2, 2005. The excess of the purchase price over the fair value of the net assets and identifiable intangibles acquired, or goodwill, was $130,253, of which $101,312 is tax deductible. During fiscal 2006, within the one year allocation period the Company revised the allocation of the purchase price as it obtained more information and changed its estimations relating to the printing and mailing obligation and to other assets and liabilities acquired. The revised purchase price allocation resulted in a decrease of $1,266 in goodwill.

     In connection with the DST acquisition, the Company signed a long-term agreement with DST, pursuant to which DST continues to support the printing and mailing of bills for the DST Innovis customer base. Under the terms of that agreement, DST is a preferred vendor of billing, printing, and mailing for projects that combine those services with billing support for additional Amdocs customers in the United States. The Company recorded a liability of $25,777 resulting from this agreement. This liability is being amortized over the life of the agreement.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following is the final allocation of the purchase price and deferred tax assets:

Net assets acquired......................................  $  7,388
Core technology..........................................    63,180
Customer arrangements....................................    59,702
In-process research and development......................     2,760
EITF 95-3 and other liabilities..........................   (17,059)
Printing and mailing obligation..........................   (25,777)
Deferred taxes resulting from the difference between the
  assigned value of certain assets and liabilities and
  their respective tax bases.............................    17,014
Goodwill.................................................   130,253
                                                           --------
                                                           $237,461
                                                           ========



  PRO FORMA FINANCIAL INFORMATION

     Set forth below are the unaudited pro forma revenue, operating income, net income and per share figures for the years ended September 30, 2006 and 2005 as if DST Innovis and Cramer had been acquired as of October 1, 2004, excluding the capitalization of research and development expense, write-off of purchased in-process research and development and other acquisition related costs:

                                                   YEAR ENDED SEPTEMBER
                                                           30,
                                                 -----------------------
                                                    2006         2005
                                                 ----------   ----------
Revenue........................................  $2,575,703   $2,290,361
Operating income...............................     321,333      314,173
Net income.....................................     297,746      259,412
Basic earnings per share.......................        1.47         1.29
Diluted earnings per share.....................        1.38         1.21


     Pro forma information regarding the Company's consolidated statements of income for the years ended September 30, 2007, 2006 and 2005 to reflect the SigValue, Longshine and Qpass acquisitions is not presented, as these acquisitions are not considered material business combinations.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 4 -- SHORT-TERM INTEREST-BEARING INVESTMENTS

     Short-term interest-bearing investments consist of the following:

                                             AMORTIZED COST         MARKET VALUE
                                          AS OF SEPTEMBER 30,   AS OF SEPTEMBER 30,
                                          -------------------   -------------------
                                            2007       2006       2007       2006
                                          --------   --------   --------   --------
U.S. agencies...........................  $108,468   $ 45,928   $109,789   $ 46,202
U.S. government treasuries..............    40,546     11,815     40,990     11,940
Asset backed obligations................   155,358    131,129    154,646    130,921
Corporate bonds.........................    73,653     47,892     73,554     47,776
Mortgages (including government and
  corporate)............................   102,128     81,656    101,739     81,559
Commercial paper/CD.....................    45,342     39,458     45,342     39,458
Private placement.......................    37,676     14,397     37,719     14,338
                                          --------   --------   --------   --------
                                           563,171    372,275    563,779    372,194
Unrealized gain (loss)..................       608        (81)        --         --
                                          --------   --------   --------   --------
Total...................................  $563,779   $372,194   $563,779   $372,194
                                          ========   ========   ========   ========



     As of September 30, 2007, short-term interest-bearing investments had the following maturity dates:

                                                         MARKET VALUE
                                                         ------------
2008...................................................    $ 78,051
2009...................................................     145,563
2010...................................................     110,688
2011...................................................      44,115
Thereafter.............................................     185,362
                                                           --------
                                                           $563,779
                                                           ========



NOTE 5 -- ACCOUNTS RECEIVABLE, NET

     Accounts receivable, net consists of the following:

                                                   AS OF SEPTEMBER 30,
                                                   -------------------
                                                     2007       2006
                                                   --------   --------
Accounts receivable -- billed....................  $457,393   $383,763
Accounts receivable -- unbilled..................    63,441     54,117
Less -- allowances...............................   (27,416)   (12,075)
                                                   --------   --------
Accounts receivable, net.........................  $493,418   $425,805
                                                   ========   ========


                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6 -- EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

     Components of equipment, vehicles and leasehold improvements, net are:

                                                   AS OF SEPTEMBER 30,
                                                  ---------------------
                                                     2007        2006
                                                  ---------   ---------
Computer equipment..............................  $ 574,294   $ 474,794
Vehicles furnished to employees.................      3,363      11,642
Leasehold improvements..........................    127,707      93,397
Furniture and fixtures..........................     48,814      45,281
                                                  ---------   ---------
                                                    754,178     625,114
Less accumulated depreciation...................   (470,339)   (404,824)
                                                  ---------   ---------
                                                  $ 283,839   $ 220,290
                                                  =========   =========



     Total depreciation expense on equipment, vehicles and leasehold improvements for fiscal years 2007, 2006 and 2005, was $85,916, $75,964 and $74,193, respectively.

NOTE 7 -- GOODWILL AND INTANGIBLE ASSETS, NET

     The following table presents details of the Company's total goodwill:

As of October 1, 2005...................................  $  969,639
Goodwill resulted from Cramer acquisition...............     249,464
Goodwill resulted from Qpass acquisition................     238,455
Decrease in DST goodwill as a result of a purchase price
  allocation adjustment (see Note 3)....................      (1,266)
Increase in Longshine goodwill as a result of a purchase
  price allocation adjustment (see Note 3)..............       4,033
Other(1)................................................       1,281
                                                          ----------
As of September 30, 2006................................   1,461,606
Goodwill resulted from SigValue acquisition (see Note
  3)....................................................      28,707
Increase in Longshine goodwill as a result of a
  additional purchase price (see Note 3)................       8,139
Decrease in Cramer goodwill as a result of a purchase
  price allocation adjustments (see Note 3).............      (5,783)
Decrease in Qpass goodwill as a result of a purchase
  price allocation adjustments (see Note 3).............      (3,718)
Other...................................................         181
                                                          ----------
As of September 30, 2007................................  $1,489,132
                                                          ==========



       (1)  Represents goodwill related to immaterial acquisition.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table presents the amortization expense of our purchased intangible assets included in each financial statement caption reported in the consolidated statements of income:

                                                YEAR ENDED SEPTEMBER 30,
                                              ---------------------------
                                                2007      2006      2005
                                              -------   -------   -------
Cost of license.............................  $ 2,402   $ 2,620   $ 2,620
Amortization of purchased intangible
  assets....................................   74,959    37,610    15,356
                                              -------   -------   -------
Total.......................................  $77,361   $40,230   $17,976
                                              =======   =======   =======



     The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142, and there was no impairment at the annual impairment test dates.

     The following table presents details of the Company's total purchased intangible assets:

                                          ESTIMATED
                                         USEFUL LIFE               ACCUMULATED
                                          (IN YEARS)     GROSS    AMORTIZATION      NET
                                         -----------   --------   ------------   --------
SEPTEMBER 30, 2007
Core technology........................      3-5       $263,790     $(126,095)   $137,695
Customer arrangements..................      6-15       252,930       (88,440)    164,490
Intellectual property rights and
  purchased computer software..........      3-10        51,996       (51,996)         --
Trademarks.............................       2           2,642        (1,371)      1,271
                                                       --------     ---------    --------
Total..................................                $571,358     $(267,902)   $303,456
                                                       ========     =========    ========
SEPTEMBER 30, 2006
Core technology........................      3-5       $235,946     $ (78,560)   $157,386
Customer arrangements..................      7-15       248,155       (62,251)    185,904
Intellectual property rights and
  purchased computer software..........      3-10        51,996       (49,595)      2,401
Trademarks.............................       2           2,160          (135)      2,025
                                                       --------     ---------    --------
Total..................................                $538,257     $(190,541)   $347,716
                                                       ========     =========    ========



     The estimated future amortization expense of purchased intangible assets as of September 30, 2007 is as follows:

                                          AMOUNT
                                         --------
FISCAL YEAR:
2008...................................  $ 81,517
2009...................................    70,694
2010...................................    59,543
2011...................................    38,336
2012...................................    14,248
Thereafter.............................    39,118
                                         --------
Total..................................  $303,456
                                         ========


                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 8 -- OTHER NONCURRENT ASSETS

     Other noncurrent assets consist of the following:

                                                   AS OF SEPTEMBER 30,
                                                   -------------------
                                                     2007       2006
                                                   --------   --------
Funded employee benefit costs(1).................  $ 87,938   $ 70,669
Managed services deferred costs(2)...............    70,438     63,352
Prepaid maintenance and other....................    10,733      8,262
Rent and other deposits..........................     8,372     10,599
Other............................................     8,863      7,938
                                                   --------   --------
                                                   $186,344   $160,820
                                                   ========   ========



       (1)  See Note 15.

       (2)  See Note 2.

NOTE 9 -- INCOME TAXES

     The provision for income taxes consists of the following:

                                               YEAR ENDED SEPTEMBER 30,
                                             ----------------------------
                                               2007       2006      2005
                                             --------   -------   -------
Current....................................  $ 66,780   $42,290   $64,038
Deferred...................................   (23,718)   12,947     8,121
                                             --------   -------   -------
                                             $ 43,062   $55,237   $72,159
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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Deferred income taxes are comprised of the following components:

                                                   AS OF SEPTEMBER 30,
                                                  ---------------------
                                                     2007        2006
                                                  ---------   ---------
Deferred tax assets:
  Deferred revenue..............................  $  22,766   $  29,369
  Accrued employee costs........................     52,544      53,851
  Equipment, vehicles and leasehold
     improvements, net..........................     12,371      18,842
  Intangible assets, computer software and
     intellectual property......................     19,886      17,221
  Net operating loss carry forwards.............    122,969      97,813
  Other.........................................     80,101      58,102
  Valuation allowances..........................    (33,251)    (29,335)
                                                  ---------   ---------
  Total deferred tax assets.....................    277,386     245,863
                                                  ---------   ---------
Deferred tax liabilities:
  Anticipated withholdings on subsidiaries'
     earnings...................................    (50,618)    (47,004)
  Equipment, vehicles and leasehold
     improvements, net..........................     (3,817)     (3,992)
  Intangible assets, computer software and
     intellectual property......................   (102,603)   (108,171)
  Managed services costs........................    (16,086)    (14,580)
  Other.........................................    (12,752)    (12,025)
                                                  ---------   ---------
  Total deferred tax liabilities................   (185,876)   (185,772)
                                                  ---------   ---------
Net deferred tax assets.........................  $  91,510   $  60,091
                                                  =========   =========



     The effective income tax rate varied from the statutory Guernsey tax rate as follows:

                                                         YEAR ENDED
                                                        SEPTEMBER 30,
                                                     ------------------
                                                     2007   2006   2005
                                                     ----   ----   ----
Statutory Guernsey tax rate........................    20%    20%    20%
Guernsey tax-exempt status.........................   (20)   (20)   (20)
Foreign taxes......................................    11     15     20
                                                      ---    ---    ---
Effective income tax rate..........................    11%    15%    20%
                                                      ===    ===    ===



     As a Guernsey company with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes.

     During fiscal 2007, the net change in valuation allowances was $3,916, which related to the uncertainty of realizing tax benefits for net capital and operating loss carry forwards related to certain of its subsidiaries . When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes or through goodwill when it relates to a business combination. The expiration period of $5,745 of these losses carry forwards is up to 20 years, the remainder of the losses do not expire. The Company recorded $5,667 of the valuation allowance in connection with fiscal 2006 acquisitions. During fiscal 2007, the Company released certain valuation allowances in connection with the Company's estimation that carry forward losses related to one of its subsidiaries will be realized through future taxable earnings. The decrease in the valuation allowance was partially offset by an increase in tax reserves for this same subsidiary.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     During fiscal 2006, deferred tax assets of $15,033 derived from net capital and operating loss carry forwards related to certain of the Company's subsidiaries were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes or through goodwill when it relates to a business combination. The expiration period of $7,451 of these loss carry forwards is up to 20 years, the remainder of the losses do not expire. The Company recorded $11,393 of the valuation allowance in connection with fiscal 2006 acquisitions.

NOTE 10 -- FINANCING ARRANGEMENTS

     The Company's financing transactions are described below:

     As of September 30, 2007, the Company had available short-term general revolving lines of credit totaling $30,900. As of September 30, 2007, no amounts were outstanding under these credit lines. The cost of maintaining these revolving lines of credit was insignificant.

     As of September 30, 2007, the Company had outstanding stand-by letters of credit and bank guarantees of $8,009. These were mostly supported by a combination of the credit facilities and restricted cash balances that the Company maintains with various banks.

     In addition, as of September 30, 2007, the Company had outstanding short-term loans of $1,825, which are secured by certain pledges and guarantees and $175 related to another debt instrument.

NOTE 11 -- CONVERTIBLE NOTES

     In March 2004, the Company issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Company is obligated to pay interest on the 0.50% Notes semi-annually on March 15 and September 15 of each year. The 0.50% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company. The 0.50% Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares of the Company at a conversion rate of
23.1911 shares per one thousand dollars principal amount, representing a conversion price of approximately $43.12 per share, as follows: (i) during any fiscal quarter commencing after March 31, 2004, and only during that quarter if the closing sale price of the Company's Ordinary Shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the proceeding fiscal quarter (initially 130% of $43.12 or $56.06); (ii) upon the occurrence of specified credit rating events with respect to the notes; (iii) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of the Company's Ordinary Shares and the conversion rate; provided, however, holders may not convert their notes (in reliance on this subsection) if on any trading day during such measurement period the closing sale price of the Company's Ordinary Shares was between 100% and 130% of the then current conversion price of the notes (initially, between $43.12 and $56.06); (iv) if the notes have been called for redemption, or (v) upon the occurrence of specified corporate events.

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

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The FASB issued an exposure draft that would amend SFAS No. 128 to require that, if a convertible financial instrument has an option to settle a required redemption in cash or shares, the assumption is the option would be settled in shares and therefore the "if converted" method should be applied based on the current share price and not according to the conversion price (the current accounting guidelines) when computing diluted earnings per share. The Board of Directors has authorized the Company to amend the 0.50% Notes by waiving its right to a share settlement upon exercise of Put Rights and committing to a cash settlement. If the Company amends the 0.50% Notes as authorized by its Board of Directors, then the expected new accounting rule would have no impact on the Company's consolidated financial results.

NOTE 12 -- NONCURRENT LIABILITIES AND OTHER

     Noncurrent liabilities and other consist of the following:

                                                   AS OF SEPTEMBER 30,
                                                   -------------------
                                                     2007       2006
                                                   --------   --------
Accrued employees costs(1).......................  $137,167   $111,909
Noncurrent customer advances.....................    13,018     28,936
Accrued pension liability(2).....................    22,281     24,476
Accrued print and mail obligation................    10,468     14,424
Accrued lease obligations........................     8,534      8,514
Other............................................     5,178      9,378
                                                   --------   --------
                                                   $196,646   $197,637
                                                   ========   ========




       (1) Primarily severance pay liability in accordance with Israeli law (see Note 15).

       (2) Relates to funded status of non-contributory defined benefit plans (see Note 15).

NOTE 13 -- INTEREST INCOME AND OTHER, NET

     Interest income and other, net consists of the following:

                                                YEAR ENDED SEPTEMBER 30,
                                              ---------------------------
                                                2007      2006      2005
                                              -------   -------   -------
Interest income.............................  $49,138   $50,962   $32,341
Interest expense............................   (6,540)   (5,433)   (5,734)
Other, net..................................    7,968    (3,788)   (4,304)
                                              -------   -------   -------
                                              $50,566   $41,741   $22,303
                                              =======   =======   =======


                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 14 -- CONTINGENCIES

  COMMITMENTS

     The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2007 are as follows:

FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------
2008...................................  $ 64,152
2009...................................    55,181
2010...................................    51,460
2011...................................    44,624
2012...................................    21,630
Thereafter.............................    28,615
                                         --------
                                         $265,662
                                         ========



     Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $7,299, $5,346, $5,158, $5,705, $3,804 and $2,309 for the years ended September 30, 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. Of the $236,041 net operating leases, net of $29,621 of sublease income, $3,474 has been included in accrued restructuring charges as of September 30, 2007.

     Rent expense net of sublease income, including accruals for future lease losses, was approximately $42,209, $41,088 and $38,982 for fiscal 2007, 2006 and 2005, respectively.

     The Company leases vehicles under operating leases. Future minimum non-cancelable lease payments required after October 1, 2007 are as follows:

FOR THE YEARS ENDED SEPTEMBER 30,
---------------------------------
2008....................................  $13,371
2009....................................    8,872
2010....................................    4,937
                                          -------
                                          $27,180
                                          =======



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

  GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

     The Company generally sells its products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2007 and 2006.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

NOTE 15 -- EMPLOYEE BENEFITS

     The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included as accrued employee costs in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. These severance expenses were approximately $28,832, $26,403 and $16,720 for fiscal 2007, 2006 and 2005, respectively.

     The Company sponsors defined contribution plans covering certain of its employees around the world. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's contributions in fiscal 2007, 2006 and 2005 under such plans were not material compared to total operating expenses.

     In September 2006, SFAS 158 was issued which requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of such plans in the balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the balance sheet and provide additional disclosures.

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

     The fair value of the employee benefit plans' assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experience gains and losses. Past service costs, which may arise from plan amendments, are amortized on a straight-line basis over the average remaining service period of the employees who were active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

     On September 30, 2007, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the September 30, 2007 balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The net of tax impact on accumulated other comprehensive income of adopting SFAS 158 was $727 at September 30, 2007. The pension and other benefits costs in fiscal 2007, 2006, and 2005 were $1,237, $3,193, and $3,533 respectively.

NOTE 16 -- CAPITAL TRANSACTIONS

     In August 2007, the Company announced that its board of directors had authorized a share repurchase plan allowing the repurchase of up to $400 million of its outstanding Ordinary Shares. The authorization permits the Company to purchase its Ordinary Shares in open market or privately negotiated transactions at

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


times and prices that it considers appropriate. In fiscal 2007, the Company repurchased 1,411 Ordinary Shares at an average price of $35.30 per share under this plan.

     In December 2004, the Company announced that its Board of Directors had extended a previously announced share repurchase program for the additional repurchase of up to $100,000 of its Ordinary Shares in the open market or privately negotiated transactions and at times and prices the Company deems appropriate. In accordance with this extension, the Company repurchased in the third quarter of fiscal 2005, 3,525 Ordinary Shares, at an average price of $28.33 per share.

NOTE 17 -- STOCK OPTION AND INCENTIVE PLAN

     In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the "Plan"), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of Ordinary Shares issuable under the Plan. In October 2007, subject to shareholder approval, the Company's board of directors approved an increase in the maximum number of Ordinary Shares authorized to be granted under the Plan from 46,300 to 55,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years. In the fourth quarter of fiscal 2005, the Company commenced routinely granting restricted shares and the Company's equity-based grant package may be comprised of restricted stock awards and a fewer number of stock options. As of September 30, 2007, and without giving effect to the October 2007 increase, 9,189 Ordinary Shares remained available for grant pursuant to the Plan.

     The following table summarizes information about options to purchase the Company's Ordinary Shares, as well as changes during the years ended September 30, 2007, 2006 and 2005:

                                               NUMBER OF
                                                 SHARE     WEIGHTED AVERAGE
                                                OPTIONS     EXERCISE PRICE
                                               ---------   ----------------
Outstanding as of October 1, 2004............   26,046.5        $26.61
Granted......................................    4,892.0         24.36
Exercised....................................   (2,228.7)        10.78
Forfeited....................................   (2,902.4)        32.32
                                                --------
Outstanding as of September 30, 2005.........   25,807.4         26.91
Granted(1)...................................    4,812.1         29.41
Exercised....................................   (5,869.5)        18.24
Forfeited....................................   (1,956.0)        34.42
                                                --------
Outstanding as of September 30, 2006.........   22,794.0         29.02
Granted......................................    2,830.2         35.92
Exercised....................................   (3,970.1)        18.80
Forfeited....................................   (1,197.6)        34.77
                                                --------
Outstanding as of September 30, 2007.........   20,456.5        $31.62
                                                ========
Exercisable on September 30, 2007............   12,089.4        $32.66
                                                ========




       (1) Includes options to purchase 297.6 Ordinary Shares assumed in connection with the Company's acquisition of Qpass at weighted average exercise price of $8.01, and options to purchase 161.0

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

            Ordinary Shares assumed in connection with the Company's acquisition of Cramer at weighted average exercise price of $6.50.

     The following table summarizes information relating to awards of restricted shares, as well as changes during the years ended September 30, 2007 and 2006:

                                                           WEIGHTED AVERAGE
                                               NUMBER OF    GRANT DATE FAIR
                                                 SHARES          VALUE
                                               ---------   ----------------
Outstanding as of October 1, 2005............     133.8         $26.43
Granted(1)...................................     747.4          33.22
Vested.......................................     (94.9)         26.43
Forfeited....................................      (6.0)         32.12
                                                 ------
Outstanding as of September 30, 2006.........     780.3          32.89
Granted......................................     468.1          37.04
Vested.......................................    (235.8)         33.76
Forfeited....................................     (57.5)         36.43
                                                 ------
Outstanding as of September 30, 2007.........     955.1         $34.50
                                                 ======




       (1) Includes 156.8 restricted shares assumed in connection with the Company's acquisition of Cramer at weighted average grant date fair value of $40.70 per share.

     The total intrinsic value of options exercised and the value of restricted shares vested during fiscal 2007 was $75,219 and $8,765, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2007 was $168,822 and $107,096, respectively.

     The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for fiscal 2007 and 2006 was $8,633 and $5,575, respectively.

     As of September 30, 2007, there was $50,362 of unrecognized compensation expense related to nonvested stock options and nonvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes information about stock options outstanding as of September 30, 2007:

                                  OUTSTANDING
------------------------------------------------------------------------------            EXERCISABLE
                                             WEIGHTED AVERAGE                    ----------------------------
                                                 REMAINING         WEIGHTED                       WEIGHTED
EXERCISE                          NUMBER        CONTRACTUAL         AVERAGE         NUMBER         AVERAGE
PRICE                          OUTSTANDING    LIFE (IN YEARS)   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
--------                       -----------   ----------------   --------------   -----------   --------------
$0.38 - 4.76.................      270.2           4.82             $ 2.31           179.9         $ 2.19
6.40 - 18.60.................    1,548.3           4.63              12.31         1,333.8          11.96
19.78 - 22.75................    2,855.4           6.74              22.00         1,279.0          21.98
23.43 - 26.68................    2,430.8           4.98              25.07         1,621.0          24.52
27.30 - 29.91................    2,182.0           7.51              27.88           869.0          28.09
31.01 - 32.15................    3,394.2           5.34              31.31         2,681.4          31.10
32.95 - 34.96................    2,677.9           7.45              34.35           824.4          33.75
35.87 - 40.80................    2,137.6           8.77              38.63           340.8          38.87
43.10 - 65.01................    2,630.9           3.19              52.72         2,630.9          52.72
66.25 - 78.31................      329.2           2.80              70.00           329.2          70.00


     On October 1, 2005, the Company adopted FASB Statement No. 123 (revised
2004), "Share-Based Payment," a revision of SFAS No. 123 ("SFAS 123(R)"). SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

     Employee equity-based compensation pre-tax expense under SFAS 123(R) for the years ended September 30, 2007 and 2006 was as follows:

                                                         YEAR ENDED
                                                       SEPTEMBER 30,
                                                     -----------------
                                                       2007      2006
                                                     -------   -------
Cost of service....................................  $25,418   $18,042
Research and development...........................    6,574     4,711
Selling, general and administrative................   21,595    23,425
                                                     -------   -------
Total..............................................  $53,587   $46,178


     The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

                                                YEAR ENDED SEPTEMBER 30,
                                                ------------------------
                                                 2007     2006     2005
                                                ------   ------   ------
Risk-free interest rate(1)....................    4.57%    4.56%    3.42%
Expected life of stock options(2).............    4.43     4.37     4.47
Expected volatility(3)........................    31.6%    34.9%    63.0%
Expected dividend yield(4)....................    None     None     None
Fair value per option(5)......................  $12.65   $13.36   $12.75


          --------

          (1) Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company's employee stock options.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



       (2)  Expected life of stock options is based upon historical experience.

       (3) Expected volatility for fiscal years 2007 and 2006 are based on blended volatility. For fiscal year 2005, expected volatility is based on the Company's historical stock price.

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

     The following table sets forth the pro forma effect of applying SFAS No. 123 on net income and earnings per share for the presented periods:

                                                           YEAR ENDED
                                                         SEPTEMBER 30,
                                                         -------------
                                                              2005
                                                         -------------
Net income as reported.................................     $288,636
Add: Equity-based compensation expense included in net
  income, net of related tax effects...................          632
Less: Total equity-based compensation expense
  determined under fair value method for all awards,
  net of related tax effects...........................      (35,666)
                                                            --------
Pro forma net income...................................     $253,602
                                                            ========
Basic earnings per share:
  As reported..........................................     $   1.44
                                                            ========
  Pro forma............................................     $   1.26
                                                            ========
Diluted earnings per share:
  As reported..........................................     $   1.35
                                                            ========
  Pro forma............................................     $   1.19
                                                            ========


                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 18 -- EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                              YEAR ENDED SEPTEMBER 30,
                                           ------------------------------
                                             2007       2006       2005
                                           --------   --------   --------
Numerator:
  Numerator for basic earnings per
     share...............................  $364,937   $318,636   $288,636
  Effect of assumed conversion of 0.50%
     convertible notes...................     3,940      3,948      3,939
                                           --------   --------   --------
Numerator for diluted earnings per
  share..................................  $368,877   $322,584   $292,575
                                           ========   ========   ========
Denominator:
  Denominator for basic earnings per
     share -- weighted average number of
     shares outstanding..................   207,846    203,194    201,023
  Restricted stock.......................       373        141         25
  Effect of assumed conversion of 0.50%
     convertible notes...................    10,436     10,436     10,436
  Effect of dilutive stock options
     granted.............................     4,601      4,763      5,678
                                           --------   --------   --------
  Denominator for dilutive earnings per
     share -- adjusted weighted average
     shares and assumed conversions......   223,256    218,534    217,162
                                           ========   ========   ========
Basic earnings per share.................  $   1.76   $   1.57   $   1.44
                                           ========   ========   ========
Diluted earnings per share...............  $   1.65   $   1.48   $   1.35
                                           ========   ========   ========



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

                                              YEAR ENDED SEPTEMBER 30,
                                        ------------------------------------
                                           2007         2006         2005
                                        ----------   ----------   ----------
REVENUE
United States.........................  $1,482,668   $1,319,261   $  985,811
Canada................................     400,530      406,941      404,212
Europe................................     609,170      539,784      488,193
Rest of the world.....................     343,805      214,064      160,405
                                        ----------   ----------   ----------
Total.................................  $2,836,173   $2,480,050   $2,038,621
                                        ==========   ==========   ==========




                                                 AS OF SEPTEMBER 30,
                                        ------------------------------------
                                           2007         2006         2005
                                        ----------   ----------   ----------
LONG-LIVED ASSETS
United States(1)......................  $  890,306   $  889,879   $  588,448
Canada(2).............................     625,980      637,328      655,014
Europe(3).............................     432,203      447,106       18,187
Rest of the world.....................     226,343      145,450      133,774
                                        ----------   ----------   ----------
Total.................................  $2,174,832   $2,119,763   $1,395,423
                                        ==========   ==========   ==========



          (1) Primarily goodwill, intangible assets and computer software and hardware.

          (2) Primarily goodwill.

          (3) Primarily goodwill and intangible assets as of September 30, 2007 and 2006.

  REVENUE AND CUSTOMER INFORMATION

     Customer experience systems includes the following offerings: revenue management (including billing, mediation and partner settlement), customer management (including ordering, customer relationship management, or CRM and self-service), service and resource management (network management, planning and fulfillment), digital commerce management (including content revenue management) and foundation (enterprise product catalog). Directory includes directory sales and publishing systems and related services for publishers of both traditional printed yellow pages and white pages directories and electronic Internet directories.

                                              YEAR ENDED SEPTEMBER 30,
                                        ------------------------------------
                                           2007         2006         2005
                                        ----------   ----------   ----------
Customer experience systems...........  $2,551,718   $2,201,245   $1,776,536
Directory.............................     284,455      278,805      262,085
                                        ----------   ----------   ----------
Total.................................  $2,836,173   $2,480,050   $2,038,621
                                        ==========   ==========   ==========


                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

  SALES TO SIGNIFICANT CUSTOMERS

     The following table summarizes the percentage of sales to significant customer groups (when they exceed 10 percent of total revenue for the year).

                                                   YEAR ENDED SEPTEMBER 30,
                                                 ----------------------------
                                                 2007     2006(1)     2005(1)
                                                 ----     -------     -------
Customer 1.....................................   22%        23%         20%
Customer 2.....................................   15         13          15
Customer 3.....................................   11         14          17



          (1) The percentage of sales to significant customer groups for fiscal years 2006 and 2005 have been restated to give effect to customer consolidations as if such consolidations were completed as of October 1, 2004.

NOTE 20 -- OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

     In accordance with SFAS No. 112 "Employers' Accounting for Post Employment Benefits" ("SFAS 112") and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), the Company recognized a total of $6,011, $0 and $8,135 in restructuring charges in fiscal 2007, 2006 and 2005, respectively.

     In the quarter ended March 31, 2007, the Company commenced a series of measures designed to align its operational structure to its expected future growth and to improve efficiency. As part of this plan, the Company recorded a charge of $6,011, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and for facility related costs. Approximately $4,768 of the total charge had been paid in cash as of September 30, 2007. The facility related costs are expected to be paid through May 2013.

     Each of these expenses related to our operational efficiency and cost reduction program is included in restructuring charges and in-process research and development and other.

     The restructuring accrual for this cost reduction program is comprised of the following as of September 30, 2007:

                                              EMPLOYEE
                                             SEPARATION
                                                COSTS     FACILITIES    TOTAL
                                             ----------   ----------   -------
Balance as of October 1, 2006..............    $    --      $   --     $    --
Charge.....................................      4,935       1,076       6,011
Cash payments..............................     (4,583)       (185)     (4,768)
Non-cash...................................       (151)        209          58
                                               -------      ------     -------
Balance as of September 30, 2007...........    $   201      $1,100     $ 1,301
                                               =======      ======     =======



     The following describes restructuring actions the Company initiated in fiscal 2005:

     In the fourth quarter of fiscal 2005, the Company commenced a series of measures designed to align its operational structure to its expected future growth, to allow better integration following the acquisitions of DST Innovis and Longshine, and to improve efficiency. As part of this plan, the Company recorded a charge of $8,135 in connection with the termination of employment of software and information technology

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


specialists and administrative professionals. Approximately $7,432 of the total charge had been paid in cash as of September 30, 2007.

                                                            EMPLOYEE
                                                           SEPARATION
                                                              COSTS
                                                           ----------
Balance as of October 1, 2005............................    $ 7,002
Cash payments............................................     (6,105)
Adjustments(1)...........................................       (651)
                                                             -------
Balance as of September 30, 2006.........................        246
Cash payments............................................       (194)
                                                             -------
Balance as of September 30, 2007.........................    $    52
                                                             =======



          (1) Reflects adjustments due to changes in previous estimates, which were recorded in cost of service expenses, and differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar, which were recorded in interest income and other, net.

     In connection with the acquisition of DST Innovis, Inc. and DST Interactive, Inc (collectively, "DST Innovis") in fiscal 2005, the Company commenced integration activities with respect to the DST Innovis business based on a plan to exit specific research and development activities and to terminate employees associated with these activities. The liabilities associated with this plan, which were recorded as part of the purchase accounting, are presented in the following table:

                                              CONTRACTUAL
                                              OBLIGATIONS   OTHER    TOTAL
                                              -----------   -----   -------
Balance as of October 1, 2006...............    $ 6,875      $112   $ 6,987
Cash payments...............................     (2,628)       --    (2,628)
                                                -------      ----   -------
Balance as of September 30, 2007............    $ 4,247      $112   $ 4,359
                                                =======      ====   =======



NOTE 21 -- FINANCIAL INSTRUMENTS

     The Company enters into forward contracts and options to purchase and sell foreign currencies to reduce the exposure associated with revenue denominated in a foreign currency and exposure associated with anticipated expenses (primarily personnel costs) in non-U.S. dollar-based currencies and designates these for accounting purposes as cash flow hedges. The Company also may enter into forward contracts to sell foreign currency in order to hedge its exposure associated with some firm commitments from customers in non-U.S. dollar-based currencies and designates these for accounting purposes as fair value hedges. As of September 30, 2007 and 2006, the Company had no outstanding fair value hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. The Company currently enters into forward exchange contracts exclusively with major financial institutions. Forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to offset the effect of exchange rates on certain assets and liabilities. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years.

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

     The fair value of the open contracts recorded by the Company in its consolidated balance sheets as an asset or a liability is as follows:

                                                            AS OF SEPTEMBER
                                                                  30,
                                                           -----------------
                                                             2007      2006
                                                           -------   -------
Prepaid expenses and other current assets................  $ 6,492   $ 7,792
Other noncurrent assets..................................       10         9
Accrued expenses and other current liabilities...........   (6,494)   (4,165)
Noncurrent liabilities and other.........................   (1,388)       --
                                                           -------   -------
Net fair value...........................................  $(1,380)  $ 3,636
                                                           =======   =======



     A significant portion of the forward contracts and options outstanding as of September 30, 2007 are expected to mature within the next year.

     During fiscal years 2007, 2006 and 2005, the gains or losses recognized in earnings for hedge ineffectiveness, excluding the time value portion excluded from effectiveness testing, were not material. During fiscal years 2007, 2006 and 2005, the Company did not recognize any losses for a hedged firm commitment that no longer qualified as a fair value hedge. During fiscal years 2007, 2006 and 2005, the Company recognized losses of $35, $0 and $265, respectively, resulting from hedged forecasted cash flows that no longer qualified as cash flow hedges. All of the above gains or losses are included in "interest income and other, net."

     Derivatives gains and losses, which are included in other comprehensive income, are reclassified into earnings at the time the forecasted revenue or expenses are recognized. The Company estimates that a $809 net loss related to forward contracts and options that are included in other comprehensive income as of September 30, 2007 will be reclassified into earnings within the next twelve months. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

                                 AMDOCS LIMITED

         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 22 -- SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following are details of the unaudited quarterly results of operations for the three months ended:

                                            SEPTEMBER 30,   JUNE 30,   MARCH 31,   DECEMBER 31,
                                            -------------   --------   ---------   ------------
2007
  Revenue.................................     $726,689     $712,091    $706,361     $691,032
  Operating income........................       94,140       91,989      83,798       87,506
  Net income..............................       96,243       88,181      87,171       93,342
  Basic earnings per share................         0.46         0.42        0.42         0.45
  Diluted earnings per share..............         0.43         0.40        0.40         0.42
2006
  Revenue.................................     $665,445     $626,448    $601,129     $587,028
  Operating income........................       76,194       84,470      88,789       82,679
  Net income..............................       75,955       85,585      81,762       75,334
  Basic earnings per share................         0.37         0.42        0.40         0.38
  Diluted earnings per share..............         0.35         0.39        0.38         0.36

                        VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                     VALUATION ALLOWANCES
                                                                            ON NET
                                               ACCOUNTS RECEIVABLE       DEFERRED TAX
                                                    ALLOWANCES              ASSETS
                                               -------------------   --------------------
Balance as of September 30, 2004.............        $12,171               $ 11,424
Additions:
  Charged to costs and expenses..............            571                  2,878 (1)
  Charged to revenue.........................            426                     --
  Charged to other accounts..................          2,580 (2)                 --
Deductions...................................         (8,840)                    --
                                                     -------               --------
Balance as of September 30, 2005.............          6,908                 14,302
  Charged to costs and expenses..............          1,592                  3,640 (3)
  Charged to revenue.........................          1,448                     --
  Charged to other accounts..................          4,406 (4)             11,393 (5)
Deductions...................................         (2,279)                    --
                                                     -------               --------
Balance as of September 30, 2006.............         12,075                 29,335
  Charged to costs and expenses..............          1,316                  9,933 (6)
  Charged to revenue.........................         23,102                     --
  Charged to other accounts..................             27                  5,667 (5)
Deductions...................................         (9,104)               (11,684)
Balance as of September 30, 2007.............        $27,416               $ 33,251
                                                     =======               ========



     --------

     (1) Valuation allowances on deferred tax assets incurred during fiscal
         2005.

     (2) Includes accounts receivable allowance of $2,580 acquired as part of the acquisitions of DST Innovis and Longshine.

     (3) Valuation allowances on deferred tax assets incurred during fiscal
         2006.

     (4) Includes accounts receivable allowance of $4,406 acquired primarily as part of the acquisition of Cramer.

     (5) Includes valuation allowances on deferred tax assets incurred in connection with the 2006 acquisitions.

     (6) Valuation allowances on deferred tax assets incurred during fiscal
         2007.