Form 20-F
period 2008-09-30
AMDOCS LTD
filed 2008-12-08
CIK 1062579

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report............

For the transition period from            to           .

Commission File Number 1-14840

AMDOCS LIMITED
(Exact name of Registrant as specified in its charter)

Guernsey
(Jurisdiction of incorporation or organization)

Suite 5, Tower Hill House Le Bordage
St. Peter Port, Guernsey, GY1 3QT

Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)

Thomas G. O’Brien
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
Telephone: 314-212-8328
Email: dox_info@amdocs.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered

Ordinary Shares, par value £0.01	New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares, par value £0.01	203,915,726(1)
(Title of class)	(Number of shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑               No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

(1)	Net of 36,919,790 shares held in treasury. Does not include (a) 22,387,689 ordinary shares reserved for issuance upon exercise of stock options granted under our stock option plan or by companies we have acquired, and (b) 10,435,995 ordinary shares reserved for issuance upon conversion of outstanding convertible debt securities.

AMDOCS LIMITED

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs”, “we”, “our”, “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. Our consolidated financial statements are prepared in accordance with U.S. GAAP and are expressed in U.S. dollars. References to “dollars” or ‘‘$” are to U.S. dollars. Our fiscal year ends on September 30 of each year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified.

We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including, without limitation, each of the following: Amdocstm, Clarifytm, Cramertm, CEStm, Intentional Customer Experiencetm, OpenMarkettm, Qpasstm and JacobsRimell tm.

Forward Looking Statements

This Annual Report on Form 20-F contains forward-looking statements (within the meaning of the U.S. federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, “intend” and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this Annual Report that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; the loss of a significant customer; consolidation within the industries in which our customers operate; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth below under the caption “Risk Factors”.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2008 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2008	2007	2006	2005	2004
	(in thousands, except per share data)

Statement of Operations Data:
Revenue	$3,162,096	$2,836,173	$2,480,050	$2,038,621	$1,773,732
Operating income	405,596	357,433	332,132	338,492	296,200
Net income	378,906	364,937	318,636	288,636	234,860
Basic earnings per share	1.83	1.76	1.57	1.44	1.13
Diluted earnings per share	1.74	1.65	1.48	1.35	1.08
Dividends declared per share	—	—	—	—	—

	2008	2007	2006	2005	2004

Balance Sheet Data:
Total assets	$4,579,063	$4,344,599	$3,962,828	$3,202,468	$2,863,884
Long-term obligations
2% Convertible Notes due June 1, 2008	—	—	—	272	272
0.50% Convertible Senior Notes due 2024(1)	450,000	450,000	450,000	450,000	450,000
Long-term portion of capital lease obligations	356	—	—	—	4,112
Shareholders’ equity	2,805,191	2,600,243	2,154,165	1,656,452	1,444,190

			Additional
	Ordinary Shares		Paid-In
	Shares	Amount	Capital	Treasury Stock
	(in thousands)

Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2004	201,334	$3,601	$1,837,608	$(502,416)
Issuance of restricted stock and stock options related to acquisitions, net	144	2	6,034	—
Employee stock options exercised	2,229	41	23,983	—
Tax benefit of stock options exercised	—	—	3,147	—
Repurchase of shares	(3,525)	—	—	(99,976)
Expense related to vesting of stock options	—	—	150	—

Balance as of September 30, 2005	200,182	$3,644	$1,870,922	$(602,392)
Employee stock options exercised	5,869	106	106,853	—
Tax benefit of stock options exercised	—	—	7,619	—
Issuance of restricted stock, net of cancellations	742	13	—	—
Issuance of restricted stock and stock options related to acquisitions, net	—	—	4,634	—
Equity-based compensation expense related to employees	—	—	46,178	—
Reclassification of unearned compensation to additional paid in capital	—	—	(962)	—
Equity-based compensation expense related to non employee stock options	—	—	65	—

Balance as of September 30, 2006	206,793	$3,763	$2,035,309	$(602,392)
Employee stock options exercised	3,970	79	74,576	—
Tax benefit of stock options exercised	—	—	3,965	—
Repurchase of shares	(1,411)	—	—	(49,837)
Issuance of restricted stock, net of cancellations	410	8	—	—
Issuance of restricted stock and stock options related to acquisitions, net	—	—	768	—
Equity-based compensation expense related to employees	—	—	53,587	—
Equity-based compensation expense related to non employee stock options	—	—	29	—

Balance as of September 30, 2007	209,762	$3,850	$2,168,234	$(652,229)
Employee stock options exercised	2,052	41	37,527	—
Tax benefit of stock options exercised	—	—	1,549	—
Repurchase of shares	(8,370)	—	—	(255,051)
Issuance of restricted stock, net of cancellations	472	9	—	—
Equity-based compensation expense related to employees	—	—	57,490	—

Balance as of September 30, 2008	203,916	$3,900	$2,264,800	$(907,280)

(1)	In November 2008, our Board of Directors authorized us to repurchase up to $100 million aggregate principal amount of our 0.50% Convertible Senior Notes due 2024, which we refer to as our notes, in such amounts, at such prices and at such times that we deem appropriate. During the first quarter of fiscal 2009, we purchased $100 million aggregate principal amount of our notes at an average price of 98% of the principal amount, excluding accrued interest and transaction fees. In March 2009, the remaining notes are redeemable by us, and if we do not elect to redeem the notes, then the holders of the notes may require us to repurchase the notes, in each case at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. We anticipate that a substantial portion of the outstanding notes will be put to us in March 2009 if we do not elect to redeem them. As of November 30, 2008, $350,000 aggregate principal amount of our notes was outstanding.

Risk Factors

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

Developments in the communications industry, such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Although we are unable to determine what the full effects of the current economic turmoil will be, the forecasted worldwide recession may lead to significant adverse consequences for our customers and our business.

During adverse conditions in the business environment for communications companies, service providers need to control operating expenses and capital investment budgets which may result in slowed customer buying decisions and price pressures that can adversely affect our revenue. Adverse market conditions in the future could have a negative impact on our business by reducing the number of new contracts we are able to sign and the size of initial spending commitments, as well as decreasing the level of discretionary spending under contracts with existing customers. In addition, a reoccurrence of the slowdown in the buying decisions of service providers could extend our sales cycle period and limit our ability to forecast our flow of new contracts.

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

The market for communications information systems is highly competitive and fragmented, and we expect competition to continue to increase. We compete with independent software and service providers and with the in-house IT and network departments of communications companies. Our main competitors include firms that provide IT services (including consulting, systems integration and managed services), software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services (such as Internet, wireline and wireless services, cable, satellite and service bureaus) and companies that offer software systems in combination with the sale of network equipment. Since our 2006 acquisition of Qpass Inc., which we refer to as Qpass, we also compete with companies that provide digital commerce software and solutions.

We believe that our ability to compete depends on a number of factors, including:

•	the development by others of software that is competitive with our products and services,

•	the price at which others offer competitive software and services,

•	the ability of competitors to deliver projects at a level of quality that rivals our own,

•	the responsiveness of our competitors to customer needs, and

•	the ability of our competitors to hire, retain and motivate key personnel.

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

Our business is dependent on a limited number of significant customers, of which AT&T was our largest in fiscal 2008, accounting for 28% of our revenue. In fiscal 2008, our three largest groups of customers were AT&T, Bell Canada and Sprint Nextel, and certain of their subsidiaries, each of which accounted for more than 10% of our revenue in fiscal 2008. Together, these three customer groups accounted for approximately 51% of our revenue in fiscal 2008. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customer groups accounted for approximately 75% of our revenue in fiscal 2008 and 73% of our revenue in fiscal 2007. AT&T has historically been one of our largest shareholders, and, as of November 24, 2008, it beneficially owned approximately 5.1% of our outstanding ordinary shares. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions.

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

We believe that our future success will depend to a significant extent on our ability to develop long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing customer experience systems. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high quality services to customers that have already implemented our products. If we are unable to meet customers’ expectations in providing products or performing services, our business and results of operations could be harmed.

We may seek to acquire companies or technologies that could disrupt our ongoing business, distract our management and employees and adversely affect our results of operations.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. Since 1999, we have completed numerous acquisitions, which, among other things, have expanded our business into customer care and billing solutions for broadband media cable and satellite companies and into digital commerce software and solutions, enhanced our offerings in the operational support systems, or OSS, market and added expertise in providing integrated billing and customer care systems in high-growth emerging markets. In the future, we may acquire other companies that we believe will advance our business strategy. We cannot assure you that suitable future acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that we will be able to complete otherwise favorable acquisitions because of antitrust or other regulatory concerns.

We cannot assure you that the acquisitions we have completed, or any future acquisitions that we may make, will enhance our products or strengthen our competitive position. We also cannot guarantee that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. Any failure to recognize significant defects in the internal control policies of acquired companies or to properly integrate and retain personnel may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

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

We have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue and could intensify. Fluctuations may result from many factors, including:

•	the size and timing of significant customer projects and license and service fees,

•	delays in or cancellations of significant projects by customers,

•	changes in operating expenses,

•	increased competition,

•	changes in our strategy,

•	personnel changes,

•	foreign currency exchange rate fluctuations, and

•	general economic and political conditions.

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

Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products typically also requires coordination and agreement across many departments within a potential customer’s organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, which may recur in the current economic climate, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. The lengthening of our sales cycle could reduce growth in our revenue in the future. In addition, the lengthening of our sales cycle contributes to an increased cost of sales, thereby reducing our profitability.

If the market for our products deteriorates, we may be required to reduce the scope of our operations, and if we fail to successfully plan and manage changes in the size of our operations, our business will suffer.

Over the last several years, we have both grown and contracted our operations in order to profitably offer our products and services in a rapidly changing market. If we are unable to manage these changes and plan and manage any future changes in the size and scope of our operations, our business will suffer.

For example, in the fourth quarter of fiscal 2008 and in the second quarter of fiscal 2007, we commenced several measures designed to align our operational structure to our expected future growth and to improve efficiency. As part of these plans, we recorded expenses of $6.0 million in fiscal 2007 and $12.1 in fiscal 2008, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and, in fiscal 2007, for rent obligations. From time to time in the past, we have undertaken similar cost reduction measures.

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

During periods of contraction, we have disposed of office space and related obligations in efforts to keep pace with the changing size of our operations and we may do so in the future. These cost reduction measures have included, and may in the future include, consolidating and/or relocating certain of our operations to different geographic locations. These activities could lead to difficulties and significant expenses related to subleasing or assigning any surplus space and retaining our base of skilled professionals. It is our policy to accrue the estimated expenses that will result from our restructuring efforts. However, if it is determined that the amount accrued is insufficient, an additional charge could have an unfavorable impact on our consolidated financial statements in the period this was determined.

The current credit crisis may adversely affect our investment portfolio, other financial assets and our ability to secure additional credit availability.

Our cash, cash equivalents and short-term interest-bearing investments totaled $1,244.4 million as of September 30, 2008. Our policy is to retain substantial cash balances in order to support our growth. Our short-term investments consist primarily of U.S. government treasuries, U.S. agency securities, corporate bonds, commercial paper, certificates of deposit, asset-backed obligations and mortgages. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the markets may result in impairments of the carrying value of our investment assets. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

Bank failures or closings or further declines in the financial condition of U.S. and European banks and other financial institutions may adversely affect our normal financial operations, as well as our ability to secure additional credit facilities, if needed. The unavailability of additional credit may prevent us from executing our future business plans, including potential acquisitions.

We may be exposed to the credit risk of customers that have been adversely affected by weakened markets.

We typically sell our software and related services as part of long-term projects. During the life of a project, a customer’s budgeting constraints can impact the scope of a project and the customer’s ability to make required payments. In addition, due to adverse general business conditions, such as the recent turmoil in the financial markets, the creditworthiness of our customers may deteriorate over time, and we can be adversely affected by bankruptcies or other business failures.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide.

We are affected by risks associated with conducting business internationally. We maintain development facilities in China, Cyprus, India, Ireland, Israel and the United States, operate a support center in Brazil and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer bases and to expand into new international markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

•	lack of acceptance of non-localized products,

•	legal and cultural differences in the conduct of business,

•	difficulties in staffing and managing foreign operations,

•	longer payment cycles,

•	difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings,

•	trade barriers,

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions,

•	immigration regulations that limit our ability to deploy our employees,

•	political instability and threats of terrorism, and

•	variations in effective income tax rates among countries where we conduct business.

One or more of these factors could have a material adverse effect on our international operations, which could harm our results of operations and financial condition.

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

Although we have operations throughout the world, approximately 70% of our revenue and approximately 50% to 60% of our operating costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, approximately 40% to 50% of our operating costs in fiscal 2008 were incurred outside the United States in other currencies. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. From time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

For example, during fiscal 2008, we recognized $18.9 million in foreign exchange losses under interest income and other, net, mainly due to the revaluation of assets and liabilities denominated in other currencies resulting from the rapid and significant foreign exchange rate changes associated with global economic turbulence in the fourth quarter of fiscal 2008. We believe that foreign exchange rates will continue to present challenges in fiscal 2009.

In addition, a portion of our revenue (approximately 30% in fiscal 2008) is not incurred in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the currencies in which such revenue is incurred and the dollar may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the Euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, and we generally hedge our net currency exposure with respect to expected revenue and operating costs and certain balance sheet items. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations.

The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

Political and economic conditions in the Middle East and other countries may adversely affect our business.

Of the development centers we maintain worldwide, our largest development center is located in four different sites throughout Israel. Approximately 27% of our workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries. Over the past several years there has been a significant deterioration in Israel’s relationship with the Palestinian Authority and a related increase in violence, including recent hostilities related to Lebanon and the Gaza Strip. Efforts to resolve the problem have failed to result in a permanent solution. Continued violence between the Palestinian community and Israel may have a material adverse effect on our business. Further deterioration of relations with the Palestinian Authority might require more military reserve service by some of our workforce, which may have a material adverse effect on our business.

In 2004, we established a development center in India, and since 2005, we have expanded our operations in India, China and the Commonwealth of Independent States (including Russia). Conducting business in each of these countries involves unique challenges, including political instability, threats of terrorism, the transparency, consistency and effectiveness of business regulation, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations. We have development and other facilities at multiple locations in India and had over 3,700 software and information technology employees in India as of the end of fiscal 2008. Recent terrorist activity in India has led to tensions between India and Pakistan and our operations in India may be adversely affected by future political and other events in the region.

In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Despite the admission of Cypress into the European Union and recent improvements in the relations between the parties, discussions facilitated by the United Nations, the European Union and the United States have not resulted in a plan of reunification for Cyprus. Major hostilities between Cyprus and Turkey could have a material adverse effect on our development facility in Cyprus.

If we are unable to protect our proprietary technology from misappropriation, our business may be harmed.

Any misappropriation of our technology or the development of competitive technology could seriously harm our business. Our software and software systems are largely comprised of software and systems we have developed or acquired and that we regard as proprietary. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, non-disclosure agreements and other methods to protect our proprietary rights. We enter into non-disclosure and confidentiality agreements with our customers, workforce and marketing representatives and with certain contractors with access to sensitive information, and we also limit our customer access to the source codes of our software and our software systems. However, we generally do not include in our software any mechanisms to prevent or inhibit unauthorized use.

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

We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. Additionally, since our 2006 acquisition of Qpass, we support service providers and media companies with respect to digital content services, which could subject us to claims related to such services.

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

Because our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products incorrect data from external sources or other potential problems within or outside of our control may arise from the use of our products, and may result in financial or other damages to our customers, for which we may be held responsible. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages caused to them arising from the use of our products, even if our liability is limited by a license or other agreement. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and financial condition and the ability to obtain “Errors and Omissions” insurance.

System disruptions and failures may result in customer dissatisfaction, customer loss or both, which could materially and adversely affect our reputation and business.

Our systems are an integral part of our customers’ business operations. The continued and uninterrupted performance of these systems by our customers is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide services to them. Sustained or repeated system failures would reduce the attractiveness of our services significantly and could result in decreased demand for our products and services.

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

There can be no assurance that our effective tax rate of 9.3% for the year ended September 30, 2008 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. For example, through subsidiaries, we operate development centers and a business processing operations center in India. In 2008, the corporation tax rate applicable in India on trading activities was 33.99%. Our subsidiaries in India operate under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, our subsidiaries in Pune are entitled to considerable corporate income tax reductions that reduce their applicable tax rate to 11.33%, and our newly-established subsidiary in Delhi is currently entitled to a tax exemption. Such favorable tax treatment is applied, where applicable, on all income derived from such pre-approved information technology activity, provided the subsidiaries continue to meet the conditions required for such tax benefits. The benefits applicable to our subsidiaries based in Pune are scheduled to expire on April 1, 2010 and the benefits applicable to our Delhi subsidiary are scheduled to phase out over 15 years from the subsidiary’s establishment. Please see “Item 10 — Additional Information — Taxation — Certain Indian Tax Considerations” for more information.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. In addition, any of the following could have a material effect on our overall effective tax rate:

•	some tax benefit programs may be limited in duration or may be discontinued,

•	we may be unable to meet the requirements for continuing to qualify for some programs,

•	these programs and tax benefits may be unavailable at their current levels, or

•	upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit.

The market price of our ordinary shares has and may continue to fluctuate widely.

The market price of our ordinary shares has fluctuated widely and may continue to do so. Since September 30, 2007, our ordinary shares have traded as high as $38.03 and as low as $16.19 per share. As of November 24, 2008, the closing price of our ordinary shares was $19.12 per share. Many factors could cause the market price of our ordinary shares to rise and fall, including:

•	market conditions in the industry and the economy as a whole,

•	variations in our quarterly operating results,

•	announcements of technological innovations by us or our competitors,

•	introductions of new products or new pricing policies by us or our competitors,

•	trends in the communications or software industries, including industry consolidation,

•	acquisitions or strategic alliances by us or others in our industry,

•	changes in estimates of our performance or recommendations by financial analysts,

•	changes in our shareholder base,

•	changes in our backlog levels, and

•	political developments in the Middle East or other areas of the world.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations, including particularly significant fluctuations in recent months in connection with the credit crisis. In the past, market fluctuations have, from time to time, particularly affected the market prices of the securities of many high technology companies. These broad market fluctuations could adversely affect the market price of our ordinary shares.

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

History, Development and Organizational Structure of Amdocs

Amdocs Limited was organized under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing software and services solutions to enable communications companies that are major services providers in North America, Europe and the rest of the world to move toward an integrated approach to customer management. Our registered office is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Guernsey, GY1 3QT, and the telephone number at that location is +44-1481-728444.

In the United States, our main sales and development center is in St. Louis, Missouri. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is +1-314-212-8328.

Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in Cyprus, India, Ireland, Israel and the United States.

We have pursued acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths. Since fiscal 2000, we have completed numerous acquisitions, the principal ones since fiscal 2006 are summarized below:

Fiscal Year	Acquired Business	Description of Business

2006	Qpass	Software systems for digital commerce
2006	Cramer	Operation support software systems
2007	SigValue	Customer care, billing and service control systems for communications providers in high-growth emerging markets
2008	JacobsRimell	Fulfillment software for the broadband cable industry
2009	ChangingWorlds	Mobile device personalization technology

Our acquisitions have enabled us to expand our service offerings and our customer base and to enhance our ability to provide managed services solutions to our customers. Through acquisitions, we have also expanded our presence in growing geographical and emerging communications markets reinforcing our leadership in delivering a comprehensive portfolio of business software applications. In the future, we may consider, as part of our strategy, additional acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

Our software and information technology workforce has increased from 14,826 as of September 30, 2006 to 15,978 as of the end of fiscal 2007 and to 17,100 as of the end of fiscal 2008. The increases in our workforce are attributable to our acquisitions, as well as to organic growth in the size of our operations.

Our principal capital expenditures for fiscal 2008, 2007 and 2006 have been for computer equipment, for which we spent approximately $113.2 million, $117.3 million, and $66.6 million, respectively. Capital expenditures in fiscal 2008 reflect investments in managed services projects and the continued support of the overall growth of our business. We anticipate our principal capital expenditures in fiscal 2009 will consist of additional computer equipment, with the bulk of these expenditures for computer equipment to be located at our facilities in North America, India and Israel.

Business Overview

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers. Although our market focus has traditionally been primarily on Tier 1 and Tier 2 service providers in developed markets, we have begun to focus on Tier 3 and 4 providers in these markets and on providers in emerging markets, such as China, the Commonwealth of Independent States, India and Latin America.

We develop, implement and manage software and services associated with the business support systems and operational support systems (BSS and OSS) that enable service providers to deliver a better customer experience, by, for example, introducing products quickly, understanding their customers more deeply, processing orders efficiently and solving problems productively. We refer to these systems collectively as customer experience systems because of the crucial impact and increasing importance that these systems have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the need of service providers to anticipate and respond to market demands. In established markets, service providers are transforming their businesses as they attempt to derive revenue and profit from IP-based digital content and commerce services, while confronting increased competition from non-traditional competitors, including major Internet companies, handset manufacturers and network equipment providers. In emerging markets, many startup operations are introducing communications services to markets for the first time, coping with massive scale and rapid growth; other companies are undergoing consolidations as providers with global brands seek to do business in these new geographies. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe they will succeed by differentiating their offerings by delivering a customer experience that is simple, personal and valuable at every point of service. We refer to this type of customer experience as the “intentional customer experience.” We seek to address these market forces through a strategy of forward-looking product development and holistic, vertical integration encompassing all systems from the customer to the network. Our goal is to supply software products and services that provide functionality and flexibility to service providers as they — and their markets — grow and change.

Industry Background

Communications Industry

Over the more than two decades that Amdocs has been in business, the global communications industry has changed — and continues to change — dramatically. Competition has increased as a result of deregulation in the United States, which effectively commenced with the historic break-up of AT&T in 1984, and the privatization of formerly government owned or controlled communications providers in many other countries. Consolidation has swept the world’s mature markets and continues in emerging markets. The emergence of technologies, such as Internet Protocol (IP), IP Multimedia Subsystem (IMS), worldwide interoperability for microwave access (WiMax) and others, has enabled and accelerated the introduction of new products and services, which has led to the new, “open Internet,” enabling new, non-traditional players to emerge. In turn, these relatively new services, including content and IP-based services, have created an expectation of immediacy, personal relevance and ubiquity, and expanded the universe of participants involved in delivering them. The bundling and blending of wireline and wireless voice, video and data services continues, and the evolution of directory systems has ushered in new technologies and distribution platforms, making possible digital advertising, search applications and location-based services — components of what we call the “digital lifestyle.” We believe that, as a result of all these forces, industry players are seeking to compete by operating at lower cost, offering competitive prices, rapidly introducing to market new features and services and being more responsive to customer needs as they evolve in real time, across different networks and geographies.

The business- and operational-support systems — or customer experience systems — upon which service providers depend are considered vital to achieving competitive advantage. We find that our customers are seeking to upgrade existing systems and install new systems to enable them to transform their businesses in order to deliver new, next-generation, convergent or bundled services in the context of a differentiating, intentional customer experience. We believe that service providers are looking for systems and services that reduce IT and operational costs and transformation risk, enhance customer management to increase average revenue and profitability per user, support customer retention, and enable rapid rollout of new marketing packages and advanced data services. In addition, these systems must have the ability to orchestrate end-to-end business processes and provide customers with single-contact, single-invoice solutions for their services. We believe these needs are driven by the move toward convergence and the demand from consumers for simplicity and ubiquitous connectivity: access to any service anytime, anywhere, through any device as part of their digital lifestyle.

As a result, we believe service providers require modular, yet integrated, customer experience systems that provide the level of integration, flexibility and scalability they need to improve operational efficiency and to differentiate themselves from their competitors in an increasingly crowded marketplace. We recognize that some providers may choose to rely on their own internal resources to serve their customers and expand their service offerings. However, in order to implement efficient, flexible, cost-effective information systems on a timely basis, we find that many providers are looking to acquire customer experience systems from external vendors. To further save scarce capital and operating expenditure resources, many of these providers are investing in pre-configured open-architecture software products, which require limited customization, rather than highly-customized solutions. Additionally, some providers may choose to outsource the management of these systems as a way to reduce costs and focus internal resources on corporate competencies — delivering communication, media and entertainment services, rather than managing software systems. We believe these factors create significant opportunities for vendors of information technology software products and providers of managed services, such as Amdocs.

The Amdocs Offerings

We believe that our product-driven approach, commitment to and support of quality personnel and deep industry knowledge and expertise permit us to create and deliver effective offerings that are highly innovative, reliable and cost-effective. In addition, we offer software products that address the specific business needs of service providers. We believe that our success derives from a combination of the following factors that differentiate us from most of our competitors.

•	Software Products. In fiscal 2008, we released the Amdocs CES (customer experience systems) 7.5 portfolio of software products. Building on Amdocs 6 and Amdocs 7, Amdocs CES 7.5 provides the fourth generation of integration between our post-paid and pre-paid billing, customer relationship management (CRM) and ordering applications that are designed to enable our customers to achieve integrated customer management and deliver an intentional customer experience. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across business support systems (BSS) and operational support systems (OSS), and enable service providers to centralize common information assets, such as customer, product and network resource data, align their business processes around the end customer, and link subscriber-facing business processes and touch points across back-office and front-office systems. Our products are designed to allow modular extension as a service provider evolves, to ensure fast and reduced-cost, reduced-risk implementations.

The Amdocs CES 7.5 product portfolio is based on an open architecture that is intended to provide the functionality, scalability, modularity and adaptability required by service providers in their dynamic, highly competitive markets. The open architecture is based on the principles of service-oriented architecture (SOA) and business process management, which helps to ensure our products operate together or as stand-alone applications within existing environments. We believe this flexibility enables our customers to achieve significant time-to-market advantages and reduce their dependence on technical and other staff. In addition, our products are designed to uphold the prevailing industry standards set by standards bodies such as the TeleManagement (TM) Forum. Amdocs is an active, board-level member in the TM Forum and other industry forums.

•	Services. Amdocs’ services include consulting and systems integration and delivery services, product support and managed services to support the deployment and operations of our products. We combine deep industry knowledge, advanced methodologies, industry best practices and pre-configured tools to deliver consistent results and minimize our customers’ risks.

•	Solution Bundles and Packs. Building on the products included in the Amdocs CES 7.5 portfolio, we offer bundled solutions of products (including those of Amdocs and third parties) and/or services that address specific business issues, such as subscriber profitability and segmentation, or the identification of consumer segments to be targeted, or system strengths to be enhanced. “Packs” are turnkey versions of our products, designed for fast, lower-cost implementation, often deployed in emerging markets or by new market entrants in developed markets. We believe that these bundled and packaged offerings provide our customers with timely, cost-effective, relatively low-risk solutions to specific business issues at a consistent level of quality.

•	Experience. We are able to offer our customers superior products and services on a worldwide basis in large part because of our highly qualified and trained technical, sales, marketing and management personnel. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Leveraging this training and experience, we have developed a field-proven set of business processes, tools and methodologies that we apply to all ongoing product development and delivery activities. Significantly based on the skills and knowledge of our workforce, we believe that we have developed a reputation for reliably delivering quality solutions within agreed time frames and budgets.

Business Strategy

Our goal is to provide products, services and support to the world’s leading service providers, as they transform from voice or video utilities to purveyors of the digital lifestyle. We seek to accomplish our goal by pursuing the strategies described below.

•	Continued Focus on the Communications, Media and Entertainment Industry. We intend to continue to concentrate our main resources and efforts on providing customer experience systems to service providers in the communications, media and entertainment industry. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive customer experience systems required by the leading wireless, wireline, broadband cable and satellite companies. We consider our longstanding and continuing focus on this industry a competitive advantage.

•	Target Industry Leaders. We intend to continue to direct our marketing efforts principally toward the major service providers in established markets. We derive a substantial majority of our revenues from our customer base of major service providers in North America and Europe. We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the core strength of our business. By targeting industry leaders that require the most sophisticated customer experience systems, we believe that we are better able to remain at the forefront of developments in the industry.

•	Expand into Emerging Markets. Through our acquisition of SigValue in fiscal 2007 and our own development efforts, we believe we have improved our ability to serve the needs of service providers operating in emerging markets where subscriber growth, principally prepaid wireless service, is far greater than in more developed Western markets, but where average revenue per user is relatively low. Our prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this spectrum of emerging market providers requires offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust service delivery offerings, to complete customer experience systems.

•	Provide Customers with a Broad, Deep Portfolio of Integrated Products. We seek to provide our customers with a broad, yet vertically-integrated portfolio of products to help them deliver an intentional customer experience. We seek to provide customer experience systems across the BSS and OSS domains and across multiple lines of business, often including wireline, wireless, broadband cable and satellite services. Integration is achieved through an open, service-oriented architecture, allowing our products to work well together and with third-party products. This holistic approach serves to support the world’s largest service providers throughout their various, often international operations. We believe that our ability to provide a broad, deep suite of products helps position us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

•	Leverage our Managed Services and Consulting Capabilities. Managed services enable Amdocs to assume responsibility for the operation and management our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Managed services benefit our customers by affording them improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems, and by enabling them to focus on their own internal strengths, leaving systems concerns to us. Managed services also benefit Amdocs, as they can be a source of predictable revenue and long-term relationships for us. Similarly, Amdocs’ consulting services are mutually beneficial for Amdocs and our customers. Consulting engagements can lead to the sale of new licenses and additional services projects. In addition, our consultants’ experience in the field is channeled into our product development process, applying the best-practices and business processes we have accumulated over more than 25 years to enhance the performance of our products and improve the success of future projects for our customers.

•	Maintain and Develop Long-Term Customer Relationships. We seek to maintain and develop long-term, mutually beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to their needs. We find that our most positive, productive customer relationships lead to additional product sales, as well as ongoing, long-term support, system enhancement and maintenance, and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that our strong customer relationships, and the recurring revenue that they produce, are a competitive advantage for us, especially in times of economic stress.

Products

Our product offerings include an extensive software portfolio that we have developed to provide comprehensive customer experience systems functionality for service providers. Our software systems cover the full range of revenue management, customer management, service and resource management, digital commerce and service delivery and information management.

We configure individual customer experience systems into families of offerings oriented to the service provider needs that they are designed to address. Our products focus on the five main business challenges of our customers:

•	Revenue Management: Products that enable service providers to manage and track sources of revenue through any channel, from service consumption to cash in hand. Amdocs’ Revenue Management offerings include:

•	Billing and Charging: enables flexible, real-time rating and billing for all voice, data broadband, content, commerce and video services, whether pre-paid, post-paid or a blend of both.

•	Mediation: enables service providers to transform network activity in real time into a form that can be used to authorize events on the network, bill a customer or pay a content provider.

•	Partner Settlement: allows service providers to manage an unlimited number of partners providing services over the network across several lines of business, such as interconnect, roaming and mobile virtual network operator (MVNO) operations as well as digital content, commerce and advertising and dealer incentives.

•	Customer Management: Products that cover the critical touchpoints at which customers interact with service providers, helping to ensure consistent interactions across all channels and throughout the customer lifecycle. Amdocs’ Customer Management offerings include:

•	Contact Center and Agent Interactions: consolidates information for a customer service agent to provide real-time guidance and up-selling and cross-selling recommendations, all within a single unified interface.

•	Service and Support: prioritizes case handling, enables support and closes the loop between the initial service request and problem resolution, including field service.

•	Online and Self-Directed Interactions: enables end-users to manage their own billing, ordering, trouble-ticketing, account maintenance and reporting through business-to-consumer and business-to-business customer portals.

•	Sales and Ordering: captures orders initiated from any channel, including the Internet, call center and sales automation systems, then validates and breaks down the orders into component actions, and triggers the request to the appropriate systems for completion.

•	Service and Resource Management (OSS): Products that comprise the core operational support systems, such as network planning, service fulfillment and assurance. Amdocs’ Service and Resource Management (OSS) offerings include:

•	Network Planning: enables network planners to analyze current, short and long-term consumption trends of network resources and to plan and roll out a “service-ready network.”

•	Service Fulfillment: includes pre-packaged automation for specific services and lines of business, including broadband, satellite and cable; also supports the fulfillment of multiple services, either to support a convergent services bundle, or to standardize fulfillment across the organization with a single interface to orchestrate all fulfillment processes.

•	Service Assurance: assures services by proactively identifying and resolving network problems before outages affect customers (through integration with the inventory system), and reactively with trouble ticketing functionality to enable faster resolution of service issues.

•	Inventory and Discovery: provides a single source of service and network inventory and performance data, to support network planning and service fulfillment and assurance.

•	Digital Commerce and Service Delivery: Products that help service providers, entertainment and media companies realize new revenue streams by managing the digital commerce lifecycle and the value chain of parties involved in delivering digital goods and services. Amdocs’ Digital Commerce and Service Delivery offerings include:

•	Search and Digital Advertising: manages the entire digital advertising lifecycle, from partner management campaign inception, personalization and management, to reporting and billing.

•	Digital Commerce: facilitates a rich, personal shopping experience for digital content, enabling service providers to offer consumers personalized product and service recommendations across all mobile content channels and media types.

•	Open Services: provides a collaboration environment in which third-party developers can develop new applications and use service providers’ systems, such as billing and customer case, to support interactions with end-users.

•	Service Delivery and Control: comes with dozens of pre-built value-added services, such as ringback tones and missed call notifications, and hundreds of pre-configured service building blocks to quickly bring to market an infinite number of service combinations.

•	Information Management: Products that provide service providers a single view of each customer they serve and product they offer. Amdocs’ Information Management offerings include:

•	Product Management: consolidates product information into a central location, efficiently maintains the information and maximizes the value of product assets.

•	Customer Data Integration: consolidates customer information from all systems and lines of business across the enterprise.

Foundation

We consider the products in our “foundation” layer to be critical components of our portfolio. These products are integrated with all the product areas described above and form the platform upon which our customers can implement, integrate and centralize their operating environments.

Our foundation products are organized into three broad frameworks, including:

•	Application Framework: a common infrastructure designed to ease the integration of our own and third-party applications.

•	Operational Framework: a unified operational environment with tools, including a common interface, to manage all portfolio applications.

•	Delivery Framework: a set of common tools, methodologies and web services that enable customers to simplify the way they customize and deploy our products.

High-Growth and Emerging Markets Systems

The Amdocs offering designed for service providers in high-growth emerging markets is called the Amdocs Compact Convergence Solution. This “service-provider-in-a-box” solution provides the software and hardware needed to quickly and cost-effectively bring services to market and support any network or payment type. Its integrated software includes operational- and business-support systems, such as customer care and self-care, real-time charging for converged services, a service delivery platform, and value-added services. Specifically, the Amdocs Compact Convergence Solution includes:

•	Compact Business Platform: Provides out-of the-box essential business functionality, such as customer care, invoicing and provisioning, and the ability to configure and apply new business processes as needed.

•	Compact Charging Platform: Allows service providers to implement and execute a range of tariff plans and pricing strategies, and to bill customers for service usage.

•	Service Platform: Provides value-added services out of the box, and enables service providers to adjust services or create new ones using its service creation capabilities.

Directory Systems

The directory systems product offering is comprised of the Integrated Advertising Management Framework, the Amdocs solution for Internet Yellow Pages (IYP) and a set of products enabling multimedia advertising via IP television (IPTV), mobile telephone and the Internet. These products enable local directory publishers to become the “destination of choice” for consumers, advertisers and distribution partners. The Directory Systems offerings include:

•	Integrated Advertising Management: Comprised of pre-integrated and modular applications that support traditional yellow pages and white pages directory sales and publishing operations as well as interactive advertising products, such as advertisements, directories and catalogs delivered across multiple digital media, including the Internet and mobile devices. The Integrated Advertising Management framework consists of the following key functional areas:

•	Target/Market — Supports all marketing functions from product design, rollout and offer development, to lead management and support for multiple advertiser segment definitions.

•	Sales and Ordering — Supports the definition of flexible advertising sales campaigns and the management of purchased orders.

•	Deliver — Supports production of advertising products across multiple media; the design is intended to allow content to be collected, verified, managed and maintained using a virtual repository consisting of multiple content types from multiple sources.

•	Syndication Partner Management (SPM) — Enables publishers to manage complex relationships with search and content syndication partners and affiliates. SPM defines revenue-sharing models in partner contracts, and automatically rates and generates payments for events accordingly. SPM also includes functionality for reporting and auditing partner activities.

•	Finance — Provides a robust mechanism for monetizing simple and complex advertising events. A mediation layer interacts with the network layer to capture events and supports complex rating and billing functionality.

•	Support — Provides support for publishers’ operational activities such as the creation of new orders, billing, managing advertiser account profiles, verifying contracts, and viewing advertiser promotions and campaigns.

•	Internet Yellow Pages Solution: Includes full support for the Internet Yellow Pages operation under the Web 2.0 paradigm, including the following key functional areas:

•	Local Directories — Uses an online local search portal and provides business search capabilities and supports social networking.

•	User Manager — Supports the collection and maintenance of users’ profiles and the tracking of users’ site activities.

•	User Generated Content (UGC) Manager — Supports users’ ability to contribute content to the Internet Yellow Pages 2.0 site repository.

•	Local Search — Combines fuzzy logic, run-time expansion and machine learning to provide greater accuracy for online and mobile search applications.

Technology

Our portfolio architecture is designed to increase our customers’ business agility and lower their overall total cost of ownership. Our technology platform allows our applications to work in multiple customer environments, including:

•	Hardware: IBM, Hewlett-Packard, Sun Microsystems

•	Operating Systems: IBM AIX, HP-UX, Solaris, Windows

•	Database Management Systems: Oracle, SQL Server, IBM UDB

•	Middleware: BEA WebLogic, IBM WebSphere

We believe this ability affords our customers the freedom to choose a preferred operating environment and to maximize return on existing infrastructure investments. To help service providers respond more quickly to changes in their markets and lower their integration costs, we employ service-oriented architecture principles in our portfolio design. For example, Amdocs Integration Framework includes a central service repository for defining business services for both Amdocs and external applications allowing our applications to seamlessly integrate with each other and with third party enterprise server bus or legacy applications.

Our portfolio applications are based around consistent architectural guidelines and software infrastructure, and they also leverage, where appropriate, consistent foundation tools and services for areas such as integration, process management, monitoring and control, security, and information management. Our platform-agnostic foundation layer spans our applications and helps us evolve our products towards robust service-oriented architecture (SOA) integration and business process support. With these tools, we aim to provide our customers a sound framework upon which to implement, integrate and centralize their operating environments. This allows service providers to mitigate many costs associated with deploying and operating new applications, such as those related to installation, configuration, integration and monitoring.

Our product portfolio also includes the following key characteristics:

•	Scalability. Our applications are designed to take full advantage of the scalability capabilities of the underlying platform, allowing progressive system expansion, proportional with the customer’s growth in business volumes. Using the same software, our applications can support operations for small, as well as very large service providers.

•	Modularity. Our product portfolio is comprised of sets of individual functional application products. Each of our applications can be installed on an individual stand-alone basis, interfacing with the customer’s existing systems, or as part of an integrated Amdocs system environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customer’s growing needs and capabilities. The modular approach also preserves the customer’s initial investment in products, while minimizing future disruptions and the overall cost of system implementation.

•	Portability. Our applications support diverse hardware and operating systems to ensure that our customers can choose from a variety of vendors, including Hewlett-Packard, IBM and Sun Microsystems. Certain applications can also be deployed on the Windows NT platform. Our applications utilize, where applicable, Java-based design and programming to augment cross-platform portability.

Services

As part of our effort to provide comprehensive offerings, we offer a broad suite of services that are designed to help service providers transform their businesses and deliver an intentional customer experience. Our services methodology incorporates rigorous focus on the people, processes and technology of an organization, and we invite active customer participation at all stages to help prioritize and implement time-critical system solutions that address the customer’s individual needs. We believe that our services methodology helps us to achieve the timeframe, budget and quality objectives we jointly set with customers.

Our services portfolio includes:

•	Consulting and Systems Integration Services — These services span the entire consulting universe from assessment and advisory services to optimization and business transformation that help lower overall operational costs. We have developed advanced methodologies, industry best-practices and pre-configured tools to deliver consistent results and minimize the service providers’ exposure to risk.

•	Managed Services — This set of flexible services offerings is uniquely tailored for the service provider industry to outsource the performance and management of their support business functions, operations and infrastructure support. Our services for managed services projects include data center and infrastructure management, application management and ongoing support, systems modernization and consolidation, business process operations support and end-to-end transformational business process outsourcing (BPO).

•	Delivery Services — Uses best-in-class delivery methodologies (e.g. project management governance, solution architecture and quality assurance), best practices, business processes and testing tools for optimal delivery. Our delivery services are designed to maximize the value of our products and provide service providers with cost-effective business transformation and reduce their exposure to risk.

•	Product Support Services — Support packages designed to maximize our customers’ business performance, strengthen their competitive position and ensure ongoing, consistent operations over the long-term.

The extent of services provided varies from customer to customer. Our services engagements can range in size and scope from deploying single point solutions to orchestrating large-scale transformation projects. We have invested considerable research and development efforts in upgrading our applications suite to address this market requirement and to meet each customer’s unique needs.

Depending on the customer’s needs, system implementation and integration activities often are conducted jointly by teams from Amdocs and the customer in parallel with the customization effort. Implementation and integration activities include project management, development of training methods and procedures, design of work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In some cases, Amdocs personnel provide support services to the customer’s own implementation and integration team, which has primary responsibility for the task. In other cases, we take a primary role in facilitating implementation and integration. In yet other instances, customers require turnkey solutions, in which case we are able to provide full system implementation and integration services.

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

Sales and Marketing

Our sales and marketing activities are primarily directed at major communications, media and entertainment companies. As a result of the strategic importance of our customer experience systems to the operations of these companies, a number of constituencies within a customer’s organization are typically involved in purchasing decisions, including senior management, information systems personnel and user groups, such as the finance, customer service and marketing departments. We maintain sales offices in the United States, the United Kingdom and several other countries.

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We reorganized our marketing function in fiscal 2008 to better align it with our sales functions. We also created a new Alliances group in fiscal 2008 to provide a more formal structure for, and to support, our activities with partner companies, such as IBM, Alcatel-Lucent, Hewlett-Packard and others.

We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by our customers or prospective customers and systems integrators that provide complementary products and services to such customers. We also have value-added reseller agreements with certain hardware and database vendors.

Customers

Our target market is comprised of service providers in the communication, media and entertainment industry that require customer experience systems with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the communication, media and entertainment industry and that our product offerings continue to address the market’s most sophisticated needs. We have an international orientation. The broad base of our customers is in North America and Europe, however, with our expanded in emerging markets, we also have customers in geographies as diverse as China, India and the Commonwealth of Independent States.

Our customers include global communications leaders and leading network operators and service providers, as well as directory publishers in the United States and around the world. Our customers include:

America Movil	Seat Pagine Gialle S.p.A.
AT&T	Sprint Nextel
Bakcell	Sunrise
Bell Canada	Svyazinvest
BT	Telefonica de Espana
Cablevision	Telkom South Africa
China Mobile	Telstra
Comcast	TELUS
Deutsche Telekom	T-Mobile
DIRECTV	TRUE Corporation
Elisa	Verizon Communications
Excelcom	VimpelCom
Kazakhtelecom	Virgin Media
KPN Mobile	Vodafone D2
RH Donnelley	Vodafone Netherlands
Rogers	Vodafone UK

Our business is dependent on a limited number of significant customers, of which AT&T was our largest in fiscal 2008, accounting for 28% of fiscal 2008 revenue. In fiscal 2008, our three largest groups of customers were AT&T, Bell Canada and Sprint Nextel, and certain of their subsidiaries, each of which accounted for more than 10% of our revenue in fiscal 2008. Together, these three customer groups accounted for approximately 51% of our revenue in fiscal 2008. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customer groups accounted for approximately 75% of our revenue in fiscal 2008 and 73% of our revenue in fiscal 2007.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2008	2007	2006

North America	68.7%	66.6%	69.9%
Europe	17.3	21.5	21.8
Rest of the World	14.0	11.9	8.3

Competition

The market for customer experience systems and services in the communication, media and entertainment industry continues to become increasingly more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of large communication companies as well as independent competitors that can be categorized as follows:

•	providers of OSS/BSS systems, including Comverse, Convergys, CSG Systems International and Oracle Corporation;

•	system integrators and providers of IT services, such as Accenture, Cognizant, HP, Infosys, IBM Global Services, Satyam Computer Services Ltd, Tata Consultancy Services and Tech Mahindra Ltd (some of whom we also cooperate with in certain opportunities and projects); and

•	network equipment providers such as Motorola and Nokia.

Systems integrators and many providers of information systems mainly serve other industries, while network equipment providers focus primarily on equipment manufacturing. Nevertheless, we expect the competition in our industry to increase from such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

•	applying our 25-plus-year heritage to the development and delivery of products and professional services that enable our customers to achieve service differentiation via an intentional customer experience,

•	focusing on service providers and continuing to design and develop solutions targeted specifically to this industry,

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market,

•	providing high-quality, reliable, scalable, integrated, yet modular applications, and

•	offering customers end-to-end accountability from a single vendor.

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

Employees

We invest significant resources in training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background, business aspects and management development. Our management development efforts are reinforced by an organizational structure that provides opportunities for talented managers to gain experience in general management roles. We also invest considerable resources in personnel motivation, including providing various incentive plans for sales staff and high quality employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel.

See “Directors, Senior Management and Employees — Employees” for further details regarding our employees and our relationships with them.

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

While we have continued to upgrade our existing systems over the last several years, we have also devoted significant research and development efforts to the integration between our products. As part of these efforts, during fiscal 2007, we invested in Amdocs CES 7.5, the latest major release of our comprehensive portfolio, which we introduced in February 2008. Amdocs CES 7.5 expands on the capabilities of our previous Amdocs 7 release by improving subscriber management through a unified user interface, providing support for seamless service ordering across all channels, offering a single source for all product and subscriber information, and comprehensive support for critical service provider business processes. Amdocs CES 7.5 comprises an enhanced portfolio of modular billing, CRM, self-service, order management, mediation, OSS and content management software products.

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

Our products are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of readily available software components licensed from third parties. As a developer of complex software systems, third parties may claim that portions of our systems infringe their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have taken, and intend to continue to take, several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights and nondisclosure agreements; we enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information; and we also limit customer access to the source code of our software and software systems.

See the discussion under “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses.”

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3,139,000 square feet worldwide, including significant leases in the United States, Israel, Canada, China, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of November 30, 2008, including maintenance and other related costs, are approximately $65.7 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of November 30, 2008:

Area
Location	(Sq. Feet)

United States:
St. Louis, MO	91,928
San Jose, CA(*)	112,120
Champaign, IL	199,183
Eldorado Hills, CA(*)	70,008
Others(*)	361,995

Total	835,234
Israel:
Ra’anana	641,443
Hod-Hasharon(*)	236,522
Haifa	74,609
Others	157,479

Total	1,110,053
Canada:
Toronto(*)	66,128
Montreal	57,705
Others	26,828

Total	150,661
China	85,587
Cyprus (Limassol)	103,893
India:
Pune	442,633
Delhi	122,890

Total	565,523
United Kingdom(*)	103,460
Rest of the world(**)	185,060

(*)	Includes space sublet to third parties.

(**)	Includes Austria, Australia, Brazil, Czech Republic, Denmark, France, Germany, Greece, Hungary, Indonesia, Ireland, Italy, Japan, Kazakhstan, Korea, Malaysia, Mexico, New Zealand, Poland, Romania, Russia, Singapore, South Africa, Spain, Sweden, Taiwan, Thailand, Turkey, The Netherlands and the United Arab Emirates.

Our leases expire on various dates between 2009 and 2020, not including various options to extend lease terms.

Equipment

We develop our customer experience systems over a system of UNIX, MVS, Linux and Windows 2000/2003 servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Synscsort, CA, Merant, IBM, HP, SUN and BEA. Our data storage is based on equipment from EMC, SUN, NetApp and Hewlett-Packard. Our development servers are connected to approximately 22,150 personal computers owned or leased by us.

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

The distributed development sites that we operate worldwide are also connected by a high speed WAN.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

In this section, we discuss the general financial condition and the results of operations for Amdocs Limited and its subsidiaries, including:

•	the factors that affect our business,

•	our revenue and costs for the fiscal years ended September 30, 2008, 2007 and 2006,

•	the reasons why specific line items in our consolidated statements of income were different from year to year,

•	the sources of our revenue,

•	how all of this affects our overall financial condition,

•	our capital expenditures for the fiscal years ended September 30, 2008, 2007 and 2006,

•	the changes in our business, including those resulting from acquisitions of other businesses, and

•	the sources of our cash to pay for future capital expenditures and possible acquisitions.

You should read this section in conjunction with our consolidated financial statements and the notes thereto, which follow.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers. Although our market focus has traditionally been primarily on Tier 1 and Tier 2 service providers in developed markets, we have begun to focus on Tier 3 and 4 providers in these markets, and on providers in emerging markets, such as China, the Commonwealth of Independent States, India and Latin America.

We develop, implement and manage software and services associated with the business support systems and operational support systems (BSS and OSS) that enable service providers to deliver a better customer experience, by, for example, introducing products quickly, understanding their customers more deeply, processing orders efficiently and solving problems productively. We refer to these systems collectively as customer experience systems because of the crucial impact and increasing importance that these systems have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the need of service providers to anticipate and respond to market demands. In established markets, service providers are transforming their businesses as they attempt to derive revenue and profit from IP-based digital content and commerce services, while confronting increased competition from non-traditional competitors, including major Internet companies, handset manufacturers and network equipment providers. In emerging markets, many startup operations are introducing communications services to markets for the first time, coping with massive scale and rapid growth; other companies are undergoing consolidations as providers with global brands seek to do business in these new geographies. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe they will succeed by differentiating their offerings by delivering a customer experience that is simple, personal and valuable at every point of service. We refer to this type of customer experience as the “intentional customer experience.” We seek to address these market forces through a strategy of forward-looking product development and holistic, vertical integration encompassing all systems from the customer to the network. Our goal is to supply software products and services that provide functionality and flexibility to service providers as they — and their markets — grow and change.

In part, we have sought to expand both our functionality and geographic markets, through acquisitions. Since 1999, we have completed numerous acquisitions, which, among other things, have expanded our business into customer care and billing solutions for broadband media cable and satellite companies and enhanced our offerings in the OSS market. In fiscal 2006, we acquired Qpass Inc. and Cramer Systems Group Limited — which we refer to, respectively, as Qpass and Cramer — in order to offer software products for the digital content and commerce markets and to enhance our end-to-end BSS/OSS offerings. In fiscal 2007, we acquired SigValue Technologies Inc., which we refer to as SigValue, to add expertise in providing integrated billing and customer care systems in high-growth emerging markets. In fiscal 2008, we acquired JacobsRimell Ltd. (JacobsRimell), a provider of fulfillment solutions for the broadband cable industry, to enrich our OSS offering for cable, and in fiscal 2009, we acquired ChangingWorlds, a provider of mobile device personalization technology. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, or otherwise enhance our market position or strategic strengths.

Please see Note 3 to the consolidated financial statements for more information regarding our acquisitions.

Offerings

Amdocs’ offerings of software and related services consist of:

•	A complete, modular yet integrated portfolio of customer experience systems, including revenue management (billing and charging, mediation, and partner settlement), customer management (contact center and agent interaction, service and support, sales and ordering, and online and self-directed interactions), service and resource management (OSS) (network planning, service fulfillment, service assurance, and inventory and discovery) digital commerce and service delivery (digital commerce, search and digital advertising, open services, and service delivery and control), information management (product management and customer data integration), and foundation (application framework, operational framework and delivery framework).

•	A comprehensive line of services. Because our customers’ projects are complex and require systems support expertise, we provide information technology, or IT, services, including extensive consulting, delivery and managed services to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization and ongoing support, enhancement and maintenance services. In addition, we offer comprehensive training services to help our customers develop competency in their Amdocs systems and applications.

We have designed our customer experience systems to meet the high-volume, complex needs of Tier 1 and Tier 2 service providers, and as well as to address the unique issues of service providers in emerging markets. We support their various lines of business, including wireline, wireless, cable and satellite, and a wide range of communication services, including voice, video, data, IP, broadband, content, electronic and mobile commerce applications. We also support companies that offer bundled or convergent service packages.

We also offer a full range of directory sales and publishing systems and related services, which we refer to as directory systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories. We have expanded our range of directory services to include support for digital advertising, search applications, and location-based services.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In fiscal 2008, customers in North America accounted for 68.7% of our revenue, while customers in Europe and the rest of the world accounted for 17.3% and 14.0%, respectively. We maintain development facilities in China, Cyprus, India, Ireland, Israel and the United States.

We believe that demand for our customer experience systems is primarily driven by the following key factors:

•	Industry transformation, including:

•	ubiquitous use of communications and content services,

•	increases in digital and mobile commerce,

•	continued explosive growth in emerging markets,

•	consolidation among service providers in established markets, often including companies with multi-national operations,

•	increased competition, including non-traditional players,

•	continued convergence of communications, broadband cable and satellite services, and

•	continued commoditization and pricing pressure.

•	Technology advances, such as:

•	emergence and development of new communications products and services, such as web services, video, broadband, data and content services, including IP-based services, such as Internet Protocol (IP) Television (IPTV), worldwide interoperability for microwave access (WiMax) and Voice over IP (VoIP),

•	evolution to next-generation networks, such as IP Multimedia Subsystem (IMS), that enable converged services offerings like fixed-mobile convergence, and

•	technological changes, such as the introduction of 3G and 4G wireless technology, next-generation content systems and WiFi- and WiMax-based access technologies.

•	Customer focus, such as:

•	the need for service providers to focus on their customers in order to build profitable customer relationships,

•	the “authority shift” toward the consumer, with increased customer expectations for new, innovative services that are personally relevant and that can be accessed anytime, anywhere and from any device,

•	ever-increasing expectation of customer service and support, including access to self-service options that are convenient and consistent across all channels, and

•	the need for service providers to differentiate themselves by creating a unique and mutually-valuable customer experience.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating and integrating business processes that span service providers’ BSS and OSS systems and create a simple, one-company face to customers,

•	integrating and implementing new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS systems to introduce new services in a timely and cost-effective manner.

In fiscal 2008, our total revenue was $3,162.1 million, of which $2,894.3 million, or 91.5%, was attributable to the sale of customer experience systems. Revenue from managed services arrangements (for customer experience systems and directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business, accounting for approximately 35% to 40% of our fiscal 2008 and 2007 revenues, and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our managed services projects, we generally invest in modernization and consolidation of the customer’s systems. Invoices are usually structured on a periodic fixed or unit charge basis. Managed services projects can be less profitable in the initial period, however, margins tend to improve over time as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Research and Development, Patents and Licenses

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either as part of our internal product development programs or in conjunction with a customer project. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $225.5 million, $230.4 million and $186.8 million in the fiscal years ended September 30, 2008, 2007 and 2006, respectively, representing 7.1%, 8.1% and 7.5%, respectively, of our revenue in these fiscal years.

While we continued to upgrade our existing systems in fiscal year 2008, we have also devoted significant research and development efforts to the integration between our products. As part of these efforts, during fiscal 2007, we invested in Amdocs CES 7.5, the latest major release of our comprehensive portfolio, which we introduced in February 2008. Amdocs CES 7.5 expands on the capabilities of our previous Amdocs 7 release by improving subscriber management through a unified user interface, providing support for seamless ordering across all channels, offering a single source for all product and subscriber information, and comprehensive support for critical service provider business processes. Amdocs CES 7.5 comprises an enhanced portfolio of modular billing, CRM, self-service, order management, mediation, OSS and content management software products.

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

Operational Efficiency and Cost Reduction Program

In the fourth quarter of fiscal 2008 and in the second quarter of fiscal 2007, we commenced a series of measures designed to improve efficiency and to align our operational structure to our expected future growth . As part of these plans, we recorded a charge of $12.1 million and $6.0 million in fiscal 2008 and fiscal 2007, respectively, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and, in fiscal 2007, for rent obligations.

Notes Repurchase Program

In November 2008, our Board of Directors authorized us to repurchase $100 million of our 0.50% Convertible Senior Notes in such amounts, at such prices and at such times that we deem appropriate. During the first quarter of fiscal 2009, using proceeds from our revolving credit facility, we purchased $100 million aggregate principal amount of our notes at an average price of 98% of the principal amount, excluding accrued interest and transaction fees. In March 2009, the remaining notes are redeemable by us, and if we do not elect to redeem the notes, then the holders of the notes may require us to repurchase the notes, at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest. We anticipate that a substantial portion of the outstanding notes will be put to us in March 2009 if we do not elect to redeem them.

Operating Results

The following table sets forth for the fiscal years ended September 30, 2008, 2007 and 2006, certain items in our consolidated statements of operations reflected as a percentage of total revenue:

	Year ended September 30,
	2008	2007	2006

Revenue:
License	4.3%	5.6%	4.7%
Service	95.7	94.4	95.3

	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.2
Cost of service	64.0	63.2	63.7
Research and development	7.1	8.1	7.5
Selling, general and administrative	12.8	13.1	12.7
Amortization of purchased intangible assets	2.7	2.6	1.5
Restructuring charges, in-process research and development, and other acquisition related costs	0.5	0.3	1.0

	87.2	87.4	86.6

Operating income	12.8	12.6	13.4
Interest income and other, net	0.4	1.8	1.7

Income before income taxes	13.2	14.4	15.1
Income taxes	1.2	1.5	2.2

Net income	12.0%	12.9%	12.9%

Fiscal Years Ended September 30, 2008 and 2007

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2008, compared to the fiscal year ended September 30, 2007. Following the table is a discussion and analysis of our business and results of operations for these years.

	Year ended September 30,		Increase (Decrease)
	2008	2007	Amount	%
	(in thousands)

Revenue:
License	$135,487	$159,357	$(23,870)	(15.0)%
Service	3,026,609	2,676,816	349,793	13.1

	3,162,096	2,836,173	325,923	11.5

Operating expenses:
Cost of license	2,729	3,914	(1,185)	(30.3)
Cost of service	2,023,562	1,792,468	231,094	12.9
Research and development	225,492	230,444	(4,952)	(2.1)
Selling, general and administrative	404,134	370,194	33,940	9.2
Amortization of purchased intangible assets	86,687	74,959	11,728	15.6
Restructuring charges, in-process research and development and other acquisition related costs	13,896	6,761	7,135	105.5

	2,756,500	2,478,740	277,760	11.2

Operating income	405,596	357,433	48,163	13.5
Interest income and other, net	11,955	50,566	(38,611)	(76.4)

Income before income taxes	417,551	407,999	9,552	2.3
Income taxes	38,645	43,062	(4,417)	(10.3)

Net income	$378,906	$364,937	$13,969	3.8%

Revenue.  Total revenue increased by $325.9 million, or 11.5%, to $3,162.1 million in fiscal 2008, from $2,836.2 million in fiscal 2007. Approximately 48% of the increase was attributable to an increase in business related to managed services customers and the remainder was primarily attributable to additional revenue from consolidation and transformation projects for Tier 1 and for cable and satellite customers, from revenue related to OSS projects and from revenue contributed by customers in emerging markets.

License revenue decreased by $23.9 million, or 15.0%, to $135.5 million in fiscal 2008, from $159.4 million in fiscal 2007. The decrease in license revenue was attributable primarily to completion of some projects.

License and service revenue attributable to the sale of customer experience systems was $2,894.3 million in fiscal 2008, an increase of $342.6 million, or 13.4%, from fiscal 2007. The increase was primarily attributable to revenue related to the expansion of our managed services activities, revenue from consolidation and transformation projects for Tier 1 and for cable and satellite customers, from revenue related to OSS projects and from revenue contributed by customers in emerging markets.

License and service revenue from the sale of customer experience systems represented 91.5% and 90.0% of our total revenue in fiscal 2008 and 2007, respectively.

License and service revenue from the sale of directory systems was $267.8 million for fiscal 2008, a decrease of $16.7 million, or 5.9%, from fiscal 2007. The decrease was primarily attributable to decrease in activities related to our existing customers. License and service revenue from the sale of directory systems represented 8.5% and 10.0% of our total revenue in fiscal 2008 and 2007, respectively. We believe that we are a leading provider of directory systems in most of the markets we serve. We expect that our revenue from directory systems will decrease in fiscal 2009.

In fiscal 2008, revenue from customers in North America, Europe and the rest of the world accounted for 68.7%, 17.3% and 14.0%, respectively, of total revenue, compared to 66.6%, 21.5% and 11.9%, respectively, for fiscal 2007. The decrease in revenue contributed from customers in Europe was attributable primarily to completion of projects. The increase in the percentage of revenue contributed from customers in the rest of the world in fiscal 2008 was attributable primarily to revenue contributed by customers in the Asia-Pacific region and emerging markets.

Cost of License and Service.  Cost of license mainly includes royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The increase in cost of license and service in fiscal 2008 was $229.9 million or, 12.8%, which is higher than the increase in our total revenue in fiscal 2008. As a percentage of revenue, cost of license and service was 64.1% in fiscal 2008, compared to 63.3% in fiscal 2007. Our cost of service in fiscal 2008 was impacted by expansion of our managed services activities, partially offset by cost savings resulting from our expansion into lower cost jurisdictions and increased efficiencies in our overall operations. Margins from managed services tend to improve over time as we realize synergies, create cost efficiencies and improve business processes.

Research and Development.  Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $4.9 million, or 2.1%, to $225.5 million in fiscal 2008, from $230.4 million in fiscal 2007. Research and development expense decreased as a percentage of revenue from 8.1% in fiscal 2007 to 7.1% in fiscal 2008. We believe that our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

The majority of our research and development expenditures is directed at our customer experience systems, and the remainder to directory systems. Please see the discussion above under the caption “Research and Development, Patents and Licenses.”

Selling, General and Administrative.  Selling, general and administrative expense increased by $33.9 million, or 9.2%, to $404.1 million in fiscal 2008, from $370.2 million in fiscal 2007. Selling, general and administrative expense is primarily comprised of compensation expense. Selling, general and administrative expense increased at a lower rate than the 11.5% increase in our total revenue, which resulted in a decrease as a percentage of revenue, from 13.1% in fiscal 2007 to 12.8% in fiscal 2008. The increase in selling, general and administrative expense was attributable to an overall increase in our operations.

Amortization of Purchased Intangible Assets.  Amortization of purchased intangible assets in fiscal 2008 was $86.7 million, compared to $74.9 million in fiscal 2007. The increase in amortization of purchased intangible assets was primarily due to purchased intangible assets acquired in our fiscal 2006, 2007 and 2008 acquisitions.

Restructuring Charges, In-Process Research and Development and Other.  Restructuring charges, in-process research and development and other increased by $7.1 million, or 105.5%, to $13.9 million in fiscal 2008, from $6.8 million in fiscal 2007. Restructuring charges, in-process research and development and other in fiscal 2008 consisted of a $12.1 million restructuring charge related to our restructuring plan in the fourth quarter of fiscal 2008 and a $1.8 million charge for the write-off of purchased in-process research and development related to an immaterial acquisition during fiscal 2008. Restructuring charges, in-process research and development and other in fiscal 2007 consisted of a $6.0 million restructuring charge related to our restructuring plan in the second quarter of fiscal 2007, and a $0.8 million net charge for the write-off of purchased in-process research and development and other related to a fiscal 2007 acquisition. Please see the discussion above under the caption ‘‘Operational Efficiency and Cost Reduction Program.”

In-process research and development was written-off as of the closing dates of the acquisitions, in accordance with Financial Accounting Standards Board Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FASB No. 4”). The in-process research and development had no alternative future use and had not reached technological feasibility as of the closing dates of the acquisitions.

Operating Income.  Operating income increased by $48.2 million, or 13.5%, to $405.6 million in fiscal 2008, from $357.4 million in fiscal 2007. Operating expense grew at a slightly lower rate than the 11.5% increase in revenue during fiscal 2008, which resulted in a slight increase in operating income as a percentage of revenue.

Interest Income and Other, Net.  Interest income and other, net decreased by $38.6 million to $12.0 million in fiscal 2008, from $50.6 million in fiscal 2007. The decrease in interest income and other, net, was primarily attributable to the impact of foreign exchange losses and to lower income on our short-term interest-bearing investments due to current market conditions.

Income Taxes.  Income taxes for fiscal 2008 were $38.6 million on pretax income of $417.6 million, resulting in an effective tax rate of 9.3%, compared to 10.6% in fiscal 2007. Of the decrease in our effective tax rate, approximately 2.1% was attributable to adjustments made during fiscal 2007 to deferred tax liabilities related to two fiscal 2006 acquisitions, approximately 1.8% was attributable to a tax benefit resulting from a lapse of statute of limitations and approximately 1.1% was attributable to the changes in our tax reserves. These decreases were partially offset by increases of approximately 3.7% attributable to changes in the valuation allowances and approximately 0.3% attributable to the effect of acquisition-related costs (which include amortization of purchased intangible assets, and in-process research and development and other), restructuring charges and equity-based compensation expense, and the remaining difference was primarily attributable to a decrease in our effective tax rate due to the geographical distribution of earnings from global operations. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter. Please see Note 9 to our consolidated financial statements and the discussion below under the caption “Effective Tax Rate.”

Net Income.  Net income was $378.9 million in fiscal 2008, compared to net income of $364.9 million in fiscal 2007. The increase in net income was attributable to the increase in our operating income and to the decrease of our effective tax rate, offset by the decrease in interest income and other, net.

Diluted Earnings Per Share.  Diluted earnings per share increased by $0.09, or 5.5%, to $1.74 in fiscal 2008, from $1.65 in fiscal 2007. The increase in diluted earnings per share resulted from the increase in net income and the decrease in diluted weighted average number of shares outstanding. Please see Note 18 to our consolidated financial statements.

Fiscal Years Ended September 30, 2007 and 2006

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2007, compared to the fiscal year ended September 30, 2006. Following the table is a discussion and analysis of our business and results of operations for these years.

	Year ended September 30,		Increase (Decrease)
	2007	2006	Amount	%
	(in thousands)

Revenue:
License	$159,357	$116,285	$43,072	37.0%
Service	2,676,816	2,363,765	313,051	13.2

	2,836,173	2,480,050	356,123	14.4

Operating expenses:
Cost of license	3,914	4,003	(89)	(2.2)
Cost of service	1,792,468	1,579,823	212,645	13.5
Research and development	230,444	186,760	43,684	23.4
Selling, general and administrative	370,194	313,997	56,197	17.9
Amortization of purchased intangible assets	74,959	37,610	37,349	99.3
Restructuring charges, in-process research and development and other acquisition related costs	6,761	25,725	(18,964)	(73.7)

	2,478,740	2,147,918	330,822	15.4

Operating income	357,433	332,132	25,301	7.6
Interest income and other, net	50,566	41,741	8,825	21.1

Income before income taxes	407,999	373,873	34,126	9.1
Income taxes	43,062	55,237	(12,175)	(22.0)

Net income	$364,937	$318,636	$46,301	14.5%

Revenue.  Total revenue increased by $356.1 million, or 14.4%, to $2,836 million in fiscal 2007, from $2,480 million in fiscal 2006. Approximately 52% of the increase was attributable to revenue contributed by the businesses that we acquired during fiscal 2006 and 2007, a portion of which we attribute to synergies and benefits resulting from those businesses being a part of the Amdocs group. The remainder was primarily attributable to additional revenue from consolidation and transformation projects for Tier 1 customers.

License revenue increased by $43.1 million, or 37.0%, to $159.4 million in fiscal 2007, from $116.3 million in fiscal 2006. The increase in license revenue was attributable primarily to license revenue contributed by acquisitions made during fiscal 2006, as well as additional license revenue from our customers.

License and service revenue attributable to the sale of customer experience systems was $2,552 million in fiscal 2007, an increase of $350.5 million, or 15.9%, from fiscal 2006. Approximately 52% of the increase was attributable to revenue contributed by the businesses that we acquired during fiscal 2006 and 2007, a portion of which we attribute to synergies and benefits resulting from those businesses being a part of the Amdocs group, and the remainder was primarily attributable to additional revenue from consolidation and transformation projects for Tier 1 customers. License and service revenue from the sale of customer experience systems represented 90.0% and 88.8% of our total revenue in fiscal 2007 and 2006, respectively.

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

In fiscal 2007, revenue from customers in North America, Europe and the rest of the world accounted for 66.6%, 21.5% and 11.9%, respectively, of total revenue compared to 69.9%, 21.8% and 8.3%, respectively, for fiscal 2006. Revenue from customers in North America and Europe increased in absolute amounts, but in each case the increase was less than the 14.4% increase in our total revenue which resulted in a decrease in revenue from customers in North America and Europe as a percentage of total revenue . The increase in revenue from customers in the rest of the world in fiscal 2007 was attributable primarily to revenue contributed by customers in the Asia-Pacific region.

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

The majority of our research and development expenditures is directed at our customer experience systems, and the remainder to directory systems. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see the discussion above under the caption “Research and Development, Patents and Licenses.”

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

Restructuring Charges, In-Process Research and Development and Other.  Restructuring charges, in-process research and development and other in fiscal 2007 consisted of a $6.0 million restructuring charge related to our restructuring plan in the second quarter of fiscal 2007, and a charge of $2.7 million for the write-off of purchased in-process research and development related to our acquisition of SigValue, offset by the cumulative effect of our 14% share in SigValue’s pre-acquisition results of $1.9 million. In fiscal 2006, restructuring charges, in-process research and development and other acquisition related costs consisted of $25.7 million for the write-off of purchased in-process research and development related to our acquisitions of Cramer and Qpass.

In-process research and development was written-off as of the closing dates of the acquisitions, in accordance with Financial Accounting Standards Board Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FASB No. 4”). The in-process research and development had no alternative future use and had not reached technological feasibility as of the closing dates of the acquisitions.

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

Income Taxes.  Income taxes for fiscal 2007 were $43.1 million on pretax income of $408.0 million, resulting in an effective tax rate of 10.6% compared to 14.8% in fiscal 2006. Of the reduction in our effective tax rate, 2.1% was attributable to the net effect of acquisition-related costs (which include amortization of purchased intangible assets and other), restructuring charges and equity-based compensation expense, 1.4% was attributable to the net change in valuation allowances and tax reserves, offset by 2.1% attributable to adjustments to deferred tax liabilities related to two fiscal 2006 acquisitions, and the remaining difference was primarily attributable to the geographical distribution of earnings from global operations. Our effective tax rate for fiscal year 2008 is expected to be between 9% and 12% on an annualized basis compared to 10.6% in fiscal year 2007. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter and changes in our tax reserves in the ordinary course of business. See the discussion below under the caption “Effective Tax Rate.”

Net Income.  Net income was $364.9 million in fiscal 2007, compared to net income of $318.6 million in fiscal 2006. The increase in net income is attributable to the increase in operating income and interest income and other, net and to the decrease of our effective tax rate in fiscal 2007.

Diluted Earnings Per Share.  Diluted earnings per share increased by $0.17, or 11.5%, in fiscal 2007 to $1.65 from $1.48 in fiscal 2006. The increase in diluted earnings per share resulted from the increase in net income partially offset by the increase in diluted weighted average number of shares outstanding. Please see Note 18 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, cash equivalents and short-term interest-bearing investments totaled $1,244.4 million as of September 30, 2008, compared to $1,179.3 million as of September 30, 2007. The increase during fiscal 2008 is mainly attributable to $483.6 million in positive cash flows from operations and $37.6 million in proceeds from the exercise of employee stock options, partially offset by approximately $247.6 million used to repurchase ordinary shares pursuant to our share repurchase program, $135.8 million for capital expenditures and $58.8 million in net cash paid for acquisitions. Net cash provided by operating activities amounted to $483.6 million for fiscal 2008 and $424.0 million for fiscal 2007.

Our policy is to retain substantial cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

Our short-term interest-bearing investments are classified as available-for-sale securities. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income, net of tax. Such short-term interest-bearing investments consist primarily of U.S. government treasuries, U.S. agency securities and corporate bonds. We have conservative investment policy guidelines and, consistent with these guidelines, in prior years we also purchased AAA asset-backed obligations and mortgages. Our interest-bearing investments are stated at fair value. The estimated fair values of the investments are based on quoted market prices and on observable market inputs as of the end of the reporting period. We review various factors in determining whether we should recognize an impairment charge for our short-term interest-bearing investments, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. Based on our considerations of these factors the other-than-temporary impairment on our short-term interest-bearing investments was immaterial during fiscal 2008, 2007 and 2006.

In November 2007, we entered into an unsecured $500 million five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option (from several pre-defined alternatives) and depends on the circumstances of any advance and, is based on our credit ratings. As of September 30, 2008, we were in compliance with specified financial covenants that the agreement imposes on us and had not borrowed against this facility. However, during the first quarter of fiscal 2009, we borrowed $100 million under the facility which accrues interest at rate that is equal to LIBOR plus 35 basis points margin, and used the proceeds to repurchase a portion of our outstanding notes as described below.

In November 2008, our Board of Directors authorized us to repurchase 100 million of our notes in such amounts, at such prices and at such times that we deem appropriate. During the first quarter of fiscal 2009, using proceeds from our revolving credit facility as described above, we purchased $100 million aggregate principal amount of our notes at an average price of 98% of the principal amount, excluding accrued interest and transaction fees. In March 2009, the notes are redeemable by us, and if we do not elect to redeem the notes, then the holders of the notes may require us to repurchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. We anticipate that a substantial portion of the outstanding notes will be put to us in March 2009 if we do not elect to redeem them.

As of September 30, 2008, we had outstanding letters of credit and bank guarantees from various banks totaling $5.2 million. As of September 30, 2008, we also had outstanding short-term loans of $1.5 million secured by specified pledges and guarantees.

The following table summarizes our contractual obligations as of September 30, 2008, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Cash Payments Due by Period
		Less Than	1-3	4-5	Over 5
Contractual Obligations	Total	1 Year	Years	Years	Years

Convertible notes including interest (1)	$486.1	$2.3	$6.8	$4.5	$472.5
Financing arrangements	1.5	1.5	—	—	—
Pension funding	20.0	4.4	4.9	3.6	7.1
Purchase Obligations	39.8	26.4	13.4	—	—
Non-cancelable operating leases	229.1	71.7	125.4	25.5	6.5

	$776.5	$106.3	$150.5	$33.6	$486.1

(1)	During the first quarter of fiscal 2009, using proceeds from our revolving credit facility as described above, we purchased $100 million aggregate principal amount of our notes at an average price of 98% of the principal amount, excluding accrued interest and transaction fees. In March 2009, the notes are redeemable by us, and if we do not elect to redeem the notes, then the holders of the notes may require us to repurchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. The notes mature on 2024, however, we anticipate that a substantial portion of the outstanding notes will be put to us in March 2009 if we do not elect to redeem them. Please see Note 11 to our consolidated financial statements.

Our capital expenditures were approximately $135.8 million in fiscal 2008. Approximately 83% of these expenditures consisted of purchases of computer equipment with the remainder attributable mainly to leasehold improvements. Our fiscal 2008 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures principally from operating cash flows, and we do not anticipate any changes to this policy in the foreseeable future.

From time to time, we have engaged in share repurchase programs in which we repurchase our shares in the open market or privately negotiated transactions and at times and prices we deem appropriate.

In August 2007, our board of directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In fiscal 2008, we repurchased 8.4 million ordinary shares at an average price of $30.45 per share (excluding broker and transaction fees), leaving us with authority as of September 30, 2008 to repurchase up to $95.3 million of our ordinary shares under the share repurchase plan. In the first quarter of fiscal 2009 (through November 30, 2008), we repurchased approximately 0.5 million ordinary shares at an average price of $26.90 per share (excluding broker and transaction fees). Although we currently do not plan to repurchase additional ordinary shares in the immediate future, we have authority, as of November 30, 2008, to repurchase up to $82.7 million of our ordinary shares under this plan.

Net Deferred Tax Assets

As of September 30, 2008, deferred tax assets of $76.5 million, derived from net capital and operating loss carryforwards related primarily to some of our subsidiaries, were offset by valuation allowances due to the uncertainty of the realizing any tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes or through goodwill.

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

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date. Our critical accounting policies are as follows:

•	Revenue recognition and contract accounting

•	Tax accounting

•	Business combinations

•	Equity-based compensation expense

•	Goodwill and intangible assets

•	Derivative and hedge accounting

•	Short-term interest-bearing investments

•	Realizability of long-lived assets

•	Accounts receivable reserves

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

Revenue Recognition and Contract Accounting

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services and other related services for our solutions, and

•	recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services and those in which the services are not available from third-party vendors are deemed essential to the software. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. A significant portion of our revenue is recognized over the course of long-term projects under the percentage of completion method of accounting. The percentage of completion method requires the exercise of judgment, such as with respect to estimations of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that collection of a fee is not reasonably assured, we defer the revenue recognition until the time collection becomes reasonably assured, which is generally upon receipt of cash. We regularly review the allowance by considering factors that may affect a customer’s ability to pay, such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions.

For arrangements with multiple deliverables, we allocate revenue to each component based upon its relative fair value, which is determined in reliance on the Vendor Specific Objective Evidence (“VSOE”) of fair value for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements when sold separately in similar arrangements. We use the residual method in accordance with SOP 97-2, “Software Revenue Recognition” (“SOP 97-2”) and EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”). In the absence of fair value for a delivered element we first allocate revenue to the fair value of the undelivered elements and residual revenue to the delivered elements. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification and implementation and maintenance to determine the appropriate value for the license component.

Revenue from third-party hardware and software sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

Tax Accounting

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. We also assess temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

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

Effective October 1, 2007, we adopted Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN No. 48”), which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

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

Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain assets acquired and liabilities assumed include, but are not limited to: future expected cash flows from license and service sales, maintenance and hosting agreements, customer contracts and acquired developed technologies, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed and the acquired company’s brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

As discussed above under “Tax Accounting,” we may establish a valuation allowance for certain deferred tax assets of a newly acquired entity. This process requires significant judgment and analysis.

Equity-Based Compensation Expense

We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”). Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service periods. We estimate the fair value of employee stock options using a Black-Scholes valuation model and value restricted stock based on the market value of the underlying shares at the date of grant. We recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. We use a combination of implied volatility of our traded options and historical stock price volatility (“blended volatility”) as the expected volatility assumption required in the Black-Scholes option valuation model. The selection of the blended volatility approach was based upon the availability of traded options on our shares and our assessment that blended volatility is more representative of future share price trends than historical volatility. Equity-based compensation expense recognized in our consolidated statement of operations were reduced for estimated forfeitures.

Determining the fair value of share-based awards at the grant date requires the exercise of judgment. In addition, the exercise of judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, equity-based compensation expense and our results of operations could be materially impacted. Please see Note 17 to our consolidated financial statements.

Goodwill and Intangible Assets

We follow SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives and are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

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

Derivative and Hedge Accounting

Approximately 70% of our revenue and 50% to 60% of our operating expenses are denominated in U.S. dollar or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in each foreign currency, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive income (loss). We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

Short-Term Interest-Bearing Investments

Our short-term interest-bearing investments are classified as available-for-sale securities. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income, net of tax. Such short-term interest-bearing investments consist primarily of U.S. government treasuries, U.S. agency securities and corporate bonds. We have conservative investment policy guidelines and, consistent with these guidelines, in prior years we also purchased only AAA asset-backed obligations and mortgages. Our interest-bearing investments are stated at fair value. The estimated fair values of the investments are based on quoted market prices and on observable market inputs as of the end of the reporting period. We review various factors in determining whether we should recognize an impairment charge for our short-term interest-bearing investments, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. Based on our considerations of these factors, the other-than-temporary impairment on our short-term interest-bearing investments was immaterial during fiscal 2008, 2007 and 2006.

Due to the continuing changes and uncertainty in the credit markets, it is possible that the valuation of the securities will further fluctuate, and as market conditions change, we may determine that unrealized losses, which are currently considered temporary in nature, may become “other than temporary,” resulting in additional impairment charges.

Realizability of Long-Lived Assets

We are required to assess the impairment of long-lived assets, other than goodwill, tangible and intangible under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) on a periodic basis, and if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows.

Accounts Receivable Reserves

The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably assured. We evaluate accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which we base on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. If collection is not reasonably assured at the time the transaction is consummated, we do not recognize revenue until collection becomes reasonably assured. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts is established either through a charge to selling, general and administrative expenses or as a reduction to revenue.

Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

Recent Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF No. 03-6-1”). According to FSP EITF No. 03-6-1, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities under Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”). As such, they should be included in the computation of basic earnings per share (“EPS”) using the two-class method. FSP EITF No. 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, as well as interim periods within those years. Once effective, all prior-period EPS data presented must be adjusted retrospectively. We are currently evaluating the effect that adopting the provisions of FSP EITF No. 03-6-1 will have on our consolidated results of operations, and we currently expect that the effect will not be material.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Although SFAS No. 161 requires us to make additional disclosures, it does not affect the underlying accounting policy or the application thereof.

In December 2007, the FASB issued Statement No. 141 (revised), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141(R) applies to us prospectively for business combinations for which the acquisition date is on or after October 1, 2009.

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements” -an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated shareholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. We are currently evaluating the effect that the application of SFAS No. 160 will have on our consolidated results of operations and financial condition.

In February 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of FASB Statement No. 115 (“SFAS No. 159”), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements and is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). We will apply SFAS No. 159 beginning in the first quarter of fiscal 2009, and we do not expect it to have a material impact on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. SFAS No. 157-2, Effective Date of FASB Statement No. 157, which provides a one-year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). We do not expect the adoption of SFAS No. 157 for financial assets and financial liabilities to have a material impact on our results of operations or financial position. We are currently assessing the impact that SFAS No. 157 will have on our results of operations and financial position when it is applied to nonfinancial assets and nonfinancial liabilities beginning in the first quarter of fiscal 2010.

Adoption of New Accounting Standard

In June 2006, the FASB issued FIN No. 48 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN No. 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure and transition. We adopted

FIN No. 48 in the first quarter of fiscal 2008. The adoption of FIN No. 48 did not result in a change to retained earnings. Please see Note 9 to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries.

As of November 30, 2008, our directors and senior managers were as follows:

Name	Age	Position

Bruce K. Anderson(2)(4)(5)	68	Chairman of the Board, Amdocs Limited
Adrian Gardner(1)(3)	46	Director and Chairman of the Audit Committee, Amdocs Limited
Charles E. Foster(1)(3)	72	Director and Chairman of the Nominating and Corporate Governance Committee, Amdocs Limited
James S. Kahan(2)(3)(4)	61	Director and Chairman of the Compensation Committee, Amdocs Limited
Zohar Zisapel(5)	59	Director and Chairman of the Technology and Innovation Committee, Amdocs Limited
Julian A. Brodsky(3)	75	Director, Amdocs Limited
Eli Gelman(5)	50	Director, Amdocs Limited
Nehemia Lemelbaum(4)(5)	66	Director, Amdocs Limited
John T. McLennan(1)	63	Director, Amdocs Limited
Robert A. Minicucci(2)(4)	56	Director, Amdocs Limited
Simon Olswang(1)	64	Director, Amdocs Limited
Dov Baharav(4)	58	Director, Amdocs Limited; President and Chief Executive Officer, Amdocs Management Limited
Tamar Rapaport Dagim	37	Senior Vice President and Chief Financial Officer, Amdocs Management Limited
James Liang	51	Senior Vice President and Chief Strategy Officer, Amdocs, Inc.
Ayal Shiran	43	Senior Vice President and Head of Customer Business Group
Anshoo Gaur	40	Division President, Amdocs Development Center India Pvt. Ltd.
Thomas G. O’Brien	47	Treasurer and Secretary, Amdocs Limited

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

(4)	Member of the Executive Committee

(5)	Member of the Technology and Innovation Committee

In November 2008, Mario Segal resigned as a director of Amdocs. Mr. Segal had been a director since December 2001 and served as Senior Vice President and Chief Operating Officer of Amdocs Management Limited from 1995 until July 2002.

Bruce K. Anderson has been Chairman of the Board of Directors of Amdocs since September 1997. Since August 1978, Mr. Anderson has been a general partner of Welsh, Carson, Anderson & Stowe (“WCAS”), an investment firm that specializes in the acquisition of companies in the information and business services and health care industries. Until September 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. Mr. Anderson served for nine years with Automated Data Processing, Inc. (“ADP”) until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of Alliance Data Systems, Inc., a publicly held company that provides transaction, credit and marketing services to large consumer based businesses.

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

Charles E. Foster has been a director of Amdocs since December 2001 and is Chairman of the Nominating and Corporate Governance Committee. He was Chairman of the Board of Prodigy Communications Corporation from June until November 2001. From April 1997 until June 2001, Mr. Foster served as Group President of SBC, where he was responsible, at various times, for engineering, network, centralized services, marketing and operations, information systems, procurement, treasury, international operations, wireless services, merger integration, real estate, yellow pages and cable TV operations. In 2005, SBC acquired AT&T Corp. and became AT&T Inc. AT&T, together with its affiliates, holds 5.1% of our outstanding ordinary shares and is our most significant customer. Mr. Foster serves as trustee of the Southwest Foundation for Bio-Medical Research, a non-profit research institute. Mr. Foster is a member of the Texas Society of Professional Engineers and a director of Morningside Ministries, a non-profit operator of nursing homes in the San Antonio area.

James S. Kahan has been a director of Amdocs since April 1998 and is Chairman of the Compensation Committee. From 1983 until his June 2007 retirement, he worked at SBC, which is now AT&T, and served as a Senior Executive Vice President from 1992 until June 2007. AT&T, together with its affiliates, holds 5.1% of our outstanding ordinary shares and is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp.

Zohar Zisapel has been a director of Amdocs since July 2008 and is the Chairman of the Technology and Innovation Committee. Mr. Zisapel co-founded RAD Data Communications Ltd. and has been its chairman since 1982, a privately-held voice and data communications company and part of the RAD Group, a family of independent networking and telecommunications companies. Mr. Zisapel also serves as chairman of Ceragon Networks Ltd., RADVision Ltd. and RADCOM Ltd., each of which is a publicly-traded member of the RAD Group, as well as on the boards of directors of several privately-held companies. Mr. Zisapel previously served as head of the electronics research and development department in the Israeli Ministry of Defense from 1978 until 1982 and as chairman of the Israel Association of Electronic Industries from 1998 until 2001.

Julian A. Brodsky has been a director of Amdocs since July 2003. Mr. Brodsky has served as a director and as Vice Chairman of Comcast Corporation since 1989. From 1989 to May 2004, Mr. Brodsky was Chairman of Comcast Interactive Capital, LP, a venture fund affiliated with Comcast. He is a director of RBB Fund, Inc.

Eli Gelman has been a director of Amdocs since 2002. Since April 2007, Mr. Gelman has devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs

Management Limited from 2002 until 2007 and as our Chief Operating Officer from October 2006 until April 2007. Prior to October 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Mr. Gelman has more than 28 years of experience in the software industry, including more than 20 years with Amdocs. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks.

Nehemia Lemelbaum has been a director of Amdocs since December 2001 and was a Senior Vice President of Amdocs Management Limited from 1985 until January 2005. Since 2005, Mr. Lemelbaum has been a private investor. He joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led our development of graphic products for the yellow pages industry and later led our development of customer care and billing systems, as well as our penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing.

John T. McLennan has been a director of Amdocs since November 1999. From May 2000 until June 2004, he served as Vice-Chair and Chief Executive Officer of Allstream (formerly AT&T Canada). Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until May 2000. From 1993 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan is also a director of Air Canada Jazz, a publicly held regional airline company, Emera Inc., a Canadian publicly held energy services company, and Chairman of Nova Scotia Power Inc., a wholly-owned subsidiary of Emera Inc.

Robert A. Minicucci has been a director of Amdocs since September 1997. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is also a director of Alliance Data Systems, Inc., a publicly held company, and several private companies.

Simon Olswang has been a director of Amdocs since November 2004. In 2002, Mr. Olswang retired as Chairman of Olswang, a media and communications law firm in the United Kingdom that he founded in 1981. He is a member of the Advisory Board of Palamon Capital Partners LLP. Mr. Olswang was a member of the Board of Directors of The British Library until March 2008 and has served as a non-executive director of a number of companies and organizations, including Aegis Group plc, The Press Association and the British Film Institute. Mr. Olswang serves as Trustee of Langdon College of Further (Special) Education in Salford, of which he is a co-founder.

Dov Baharav has been a director of Amdocs and the President and Chief Executive Officer of Amdocs Management Limited, our wholly-owned subsidiary, since July 2002. Mr. Baharav has overall coordination responsibilities for the operations and activities of our operating subsidiaries. In 1991, Mr. Baharav joined Amdocs, Inc., our principal wholly-owned U.S. subsidiary, serving as its Vice President and then President in St. Louis, Missouri until 1995. From 1995 until July 2002, Mr. Baharav was a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited. Prior to joining Amdocs, Mr. Baharav served as Chief Operating Officer of Optrotech Ltd., a publicly held company that develops, manufactures and markets electro-optical devices.

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

James L. Liang has been our Senior Vice President and Chief Strategy Officer since July 2008. Mr. Liang is responsible for guiding our corporate strategy and strategic alliances, as well as for leading the company’s acquisitions and divestitures work. From January 2005 to June 2008, Mr. Liang served as Vice President of Strategy of IBM’s Global Technology Services Division, where he was responsible for charting the overall strategic direction for this division. From January 1993 to December 2004, Mr. Liang served as an investment banker at Morgan Stanley, providing capital raising and advisory services to technology industry clients.

Ayal Shiran has been Senior Vice President and Head of the Customer Business Group since August 2008. Mr. Shiran joined Amdocs in 2004, with initial responsibility as President of our Customer Business Unit responsible for Amdocs business with Cingular Wireless and later as Division President, responsible for Amdocs business with AT&T group of companies, including SBC, Bellsouth and Cingular. Prior to joining Amdocs, Mr. Shiran served as Acting Vice President at TTI Team Telecom International, a telecommunications company. He also served in the Israel Air Force, where he was responsible for various projects concerning the development of computer systems for the F-15 jet airplane, and software development laboratories for the F-15 at Boeing.

Anshoo Gaur has been our Division President for India operations since August 2007. From 2006 to 2007, Mr. Gaur was the President of IT Infrastructure Management of EDS/MphasiS, a technology services company. From 2005 to 2006, Mr. Gaur served as the Managing Director of EDS India Enterprise (“EDS”), where he was responsible for India strategy and operations. From 2003 to 2005, Mr. Gaur was the Global Transformation Director for Desktop Services of EDS.

Thomas G. O’Brien has been Treasurer and Secretary of Amdocs Limited since 1998 and has held other financial management positions within Amdocs since 1995. From 1993 to 1995, Mr. O’Brien was Controller of Big River Minerals Corporation, a diversified natural resources company. From 1989 to 1993, Mr. O’Brien was the Assistant Controller for Big River Minerals Corporation. From 1983 to 1989, Mr. O’Brien was with Arthur Young and Company (now Ernst & Young LLP). Mr. O’Brien is a member of the American Institute of Certified Public Accountants.

Compensation

Our directors who are not our employees, which we refer to as our Non-Employee Directors, receive compensation for their services as directors in the form of cash and options to purchase ordinary shares. During fiscal 2008, our compensation policy provided that each Non-Employee Director receives an annual cash payment of $35,000, however, for fiscal 2009, our Board of Directors has approved a reduction in this annual cash payment to $31,500. Each member of our Audit and Executive Committees who is a Non-Employee Director receives an annual cash payment of $10,000. In addition, the Chairman of the Board of Directors receives an annual cash payment of $75,000, the Chairmen of our Audit and Executive Committees each receive an annual cash payment of $10,000 and the Chairmen of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees each receive an annual cash payment of $5,000. Each Non-Employee Director receives $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of the Board of Directors, except for Non-Employee Directors who are members of our Audit Committee or Executive Committee, who each receive $2,000 per meeting. Upon election or appointment to our Board of Directors, each Non-Employee Director also receives an initial option grant for the purchase of 12,000 ordinary shares. Thereafter, Non-Employee Directors receive an annual option grant for the purchase of 11,500 ordinary shares. All option grants to our Non-Employee Directors vest as to one-quarter of the shares immediately, with the remainder vesting annually in three equal installments. The exercise price of all options granted to our Non-Employee Directors is the NYSE closing price of our shares on the last trading day preceding the grant date. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

A total of 22 persons who served either as directors of Amdocs or members of its senior management during all or part of fiscal 2008 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $10.1 million, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2008, we granted to such persons options to purchase an aggregate of 2,683,833 ordinary shares at a weighted average price of $32.71 per share with vesting generally over three to four-year terms and expiring ten years from the date of grant, and an aggregate of 222,222 restricted shares subject to four-year vesting. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan”.

Board Practices

Our Board of Directors is comprised of 12 directors, as of November 30, 2008, of whom 11 were elected to our Board of Directors at our annual meeting of shareholders on January 23, 2008. Mr. Zisapel was elected by our Board of Directors on July 23, 2008 to fill a vacancy on our Board of Directors. All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

Other than the employment agreement between us and the President and Chief Executive Officer of Amdocs Management Limited, which provides for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment.

Board Committees

Our Board of Directors has formed five committees set forth below. Members of each committee are appointed by the Board of Directors.

The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting. The current members of our Audit Committee are Messrs. Gardner (Chair), Foster, McLennan and Olswang, all of whom are independent directors, as defined by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. The Audit Committee written charter is available on our website at www.amdocs.com.

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

The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Messrs. Zisapel (Chair), Anderson, Gelman and Lemelbaum.

Our independent directors receive no compensation from us, except in connection with their membership on the Board of Directors and its committees as described above regarding Non-Employee Directors under “— Compensation”.

Workforce Personnel

The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location (in each of which we operate at multiple sites):

	As of September 30,
	2008	2007	2006

Software and Information Technology
North America	5,351	4,541	4,391
Israel	4,314	4,588	4,686
India	3,767	3,091	2,182
Rest of the World	3,668	3,758	3,567

	17,100	15,978	14,826
Management and Administration	1,435	1,483	1,408

Total Workforce	18,535	17,461	16,234

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

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of November 24, 2008, the aggregate number of our ordinary shares beneficially owned by our directors and senior management was 5,893,734 shares. As of November 24, 2008, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares. Shares held by AT&T are not included in shares beneficially owned by our directors and officers as of November 24, 2008. Historically, this number had included shares held by AT&T, since Mr. Kahan, who served as Senior Executive Vice President of AT&T until June 2007, serves on our Board of Directors.

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

Stock Option and Incentive Plan

Our Board of Directors has adopted, and our shareholders have approved, our 1998 Stock Option and Incentive Plan, as amended (the “1998 Plan”), pursuant to which up to 55,300,000 of our ordinary shares may be issued. The 1998 Plan expires on January 17, 2016.

The 1998 Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the 1998 Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2008, of the 55,300,000 ordinary shares available for issuance under the 1998 Plan, 19,533,114 ordinary shares had been issued as a result of option exercises and restricted share issuances under the provisions of the 1998 Plan, and 13,563,452 ordinary shares remained available for future grants. As of October 31, 2008, there were outstanding options to purchase an aggregate of 22,073,665 ordinary shares at exercise prices ranging from $6.40 to $78.31 per share and an aggregate of 1,064,405 restricted shares outstanding under the 1998 Plan.

The 1998 Plan is administered by a committee, which determines all the terms of the awards (subject to the above), including which employees, directors or consultants are granted awards. The Board of Directors may amend or terminate the 1998 Plan, provided that shareholder approval is required to increase the number of ordinary shares available under the 1998 Plan, to materially increase the benefits accruing to participants, to change the class of employees eligible for participation, to decrease the basis upon which the minimum exercise price of options is determined or to extend the period in which awards may be granted or to grant an option that is exercisable for more than ten years. Ordinary shares acquired upon exercise of a restricted stock award are subject to certain restrictions on sale, transfer or hypothecation. No awards may be granted after January 2016.

As a result of acquisitions, as of September 30, 2008, we are obligated to issue (and have reserved for issuance) an additional 184,255 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $0.38 to $67.59 per share. No additional options have been or will be granted under these predecessor plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of November 24, 2008 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 203,615,917 ordinary shares outstanding as of November 24, 2008. Information concerning shareholders other than AT&T and our directors and executive officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of November 24, 2008.

	Shares
	Beneficially	Percentage
Name	Owned	Ownership

T. Rowe Price Associates, Inc.(1)	17,360,591	8.5
Janus Capital Management LLC(2)	16,389,277	8.0
J &W Seligman & Co. Incorporated(3)	11,740,656	5.8
Glenview Capital Management, LLC(4)	11,639,877	5.7
AT&T Inc.(5)	10,364,698	5.1
All directors and executive officers as a group (17 persons)(6)	5,893,734	2.8

(1)	The address of T. Rowe Price Associates, Inc. (“T. Rowe Price”) is 100 E. Pratt Street, Baltimore, Maryland 21202. Based on a Schedule 13G filed by T. Rowe Price with the SEC on February 12, 2008, as of December 31, 2007, T. Rowe Price had sole voting power over 3,629,100 of our ordinary shares and sole dispositive power over 17,360,591 of our ordinary shares.

(2)	The address of Janus Capital Management LLC (“Janus”) is 151 Detroit Street, Denver, Colorado 80206. Based on a Schedule 13G filed by Janus with the SEC on February 14, 2008, as of December 31, 2007, Janus Capital has an indirect 86.5% ownership stake in Enhanced Investment Technologies LLC (“INTECH”) and an indirect 30% ownership stake in Perkins, Wolf, McDonnell and Company, LLC (“Perkins Wolf”). Due to this ownership structure, holdings for Janus, Perkins Wolf and INTECH are aggregated. Janus, Perkins Wolf and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively, the “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus may be deemed to be the beneficial owner of 16,389,277 ordinary shares held by the Managed Portfolios. However, Janus does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(3)	The address of J &W Seligman & Co. Incorporated (“Seligman”) is 100 Park Avenue, New York, New York 10017. Based on a Schedule 13G filed by Seligman with the SEC on January 28, 2008, as of December 31, 2007, Seligman had shared voting power over 11,740,656 of our ordinary shares and shared dispositive power over 11,740,656 of our ordinary shares. William C. Morris, as the owner of a majority of the outstanding voting securities of Seligman, may be deemed to beneficially own the shares reported by Seligman.

(4)	The address of Glenview Capital Management, LLC (“Glenview”) is 767 Fifth Avenue, 44th Floor, New York, New York 10153. Based on a Schedule 13G filed by Glenview with the SEC on April 18, 2008, as of April 17, 2008, Glenview had shared voting power and shared dispositive power over all of these ordinary shares. Of these ordinary shares, 386,390 were held for the account of Glenview Capital Partners, L.P., 6,377,229 were held for the account of Glenview Capital Master Fund, Ltd., 2,595,536 were held for the account of Glenview Institutional Partners, L.P., 694,616 were held for the account of GCM Little Arbor Master Fund, Ltd., 120,812 were held for the account of GCM Little Arbor Institutional Partners, L.P.,

747,059 were held for the account of Glenview Capital Opportunity Fund, L.P., 686,270 were held for the account of Glenview Offshore Opportunity Master Fund, Ltd., 8,545 were held for the account of GCM Little Arbor Partners, L.P. and 23,420 were held for the account of GCM Opportunity Fund, L.P. Lawrence M. Robbins, as the Chief Executive Officer of Glenview, may be deemed to beneficially own the shares reported by Glenview.

(5)	The address of AT&T Inc. is 175 East Houston, San Antonio, Texas 78205. Based upon information provided to us by AT&T, as of November 24, 2008, AT&T beneficially owned 10,364,698 of our ordinary shares.

(6)	Includes options held by such directors and executive officers that are exercisable within 60 days after November 24, 2008.

Over the last three years, our major shareholders have included our directors and executive officers as a group, AT&T, and other institutional investors, including T. Rowe Price, Massachusetts Financial Services Company (“MFS”) and Thornburg Investment Management, Inc (“Thornburg”). AT&T’s share ownership has decreased to 5.1% as of November 24, 2008 from 9.1% in November 2002, and it has, at times during fiscal 2008, decreased to below 5.0%. MFS and Thornburg ceased to be major shareholders in fiscal 2008. Thornburg did not file a 13G for fiscal 2008.

As of November 24, 2008, our ordinary shares were held by 1,296 record holders. Based on a review of the information provided to us by our transfer agent, 1,233 record holders, holding approximately 86.2% of our outstanding ordinary shares held of record, were residents of the United States.

Related Party Transactions

In addition to being a major shareholder at times during fiscal 2008, AT&T and some of its operating subsidiaries are also significant customers of ours. During fiscal 2008, AT&T and those subsidiaries accounted for approximately 28% of our revenue. AT&T is also a beneficial owner of companies that provide certain miscellaneous support services to us in United States.

ITEM 8.	FINANCIAL INFORMATION

Financial Statements

See “Financial Statements” for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this Annual Report.

Legal Proceedings

We are involved in various legal proceedings arising in the normal course of our business. Based upon the advice of counsel, we do not believe that the ultimate resolution of these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Dividend Policy

After the payment of dividends in 1998 that followed a corporate reorganization, we decided in general to retain earnings to finance the development of our business, and we have not paid any cash dividends on our ordinary shares since that time. The payment of any future dividends will be paid by us based on conditions then existing, including our earnings, financial condition and capital requirements, as well as other conditions we deem relevant. The terms of our revolving credit facility restrict, and the terms of any other debt that we may incur could effectively limit, our ability to pay dividends.

ITEM 9.	THE OFFER AND LISTING

Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol “DOX”. The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

	High	Low

Fiscal Year Ended September 30
2004	$30.69	$18.08
2005	$30.96	$20.70
2006	$41.01	$24.30
2007	$40.74	$32.50
2008	$38.03	$24.65
Quarter
Fiscal 2007:
First Quarter	$40.74	$35.22
Second Quarter	$39.48	$32.50
Third Quarter	$40.26	$34.39
Fourth Quarter	$40.36	$32.75
Fiscal 2008:
First Quarter	$34.72	$33.73
Second Quarter	$31.77	$30.69
Third Quarter	$31.28	$30.50
Fourth Quarter	$29.59	$28.72
Fiscal 2009:
First Quarter (through November 24, 2008)	$27.71	$16.19
Most Recent Six Months
June 2008	$31.81	$31.09
July 2008	$30.02	$29.13
August 2008	$30.37	$29.76
September 2008	$28.36	$27.24
October 2008	$27.71	$19.39
November 2008 (through November 24, 2008)	$24.60	$16.19

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Amdocs Limited is registered at the Companies Registry in Guernsey and has been assigned company number 19528, with its registered office situated at Suite 5, Tower Hill House, Le Bordage, St Peter Port, Guernsey, GY1 3QT. The telephone number at that location is +44-1481-728444.

Amdocs Limited’s purpose is to engage in any and all corporate activities permissible under Guernsey law, as set forth in detail at Clause 3(1) to (37) of our Memorandum of Association (the “Memorandum of Association”). Article 21(2) of our Amended and Restated Articles of Association (the “Articles of Association”) provides that a director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding such director’s interest and an interested director will not be liable to us for any profit realized through any such contract or arrangement by reason of such director holding the office of director. Article 20 of the Articles of Association provides that the remuneration of the directors shall from time to time be determined by us by ordinary resolution of our shareholders, but that the directors are authorized to determine from time to time the remuneration for any outside or unaffiliated directors. Article 22 provides that directors may exercise all the powers of Amdocs Limited to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue securities whether outright or as security for any debt, liability or obligation of the company for any third party. Such borrowing powers can only be altered through an amendment to the Articles of Association. Our Memorandum of Association and Articles of Association do not impose a requirement on our directors to own shares of Amdocs Limited in order to serve as directors, however, our Board of Directors has adopted guidelines for minimum share ownership by our directors and senior managers, who have until January 2010 to be in compliance with the guidelines.

On July 1, 2008, a new companies law, the Companies (Guernsey) Law, 2008 (the “New Companies Law”), became effective in Guernsey. Under the New Companies Law, the term “Memorandum of Incorporation” is now used in place of the term “Memorandum of Association,” and the term “Articles of Incorporation” is now used in place of the term “Articles of Association.” Accordingly, we use these terms interchangeably below.

In order to comply with the provisions of the New Companies Law, our Board of Directors has approved certain amendments to our Memorandum of Incorporation and Articles of Incorporation, which will be presented to shareholders for their approval at our annual meeting of shareholders scheduled for January 2009. The proposed amendments will:

(i) amend the Memorandum of Association to state that our purpose is to engage in any and all corporate activities permissible under Guernsey law and to delete the detailed specification of permissible activities contained in the current Memorandum of Association;

(ii) eliminate certain provisions of the current Articles of Association that are set forth in substantially the same terms in the New Companies Law, including provisions dealing with transactions between a director and us and the rights of shareholders to receive certificates for their shares;

(iii) permit our Board of Directors to issue up to 700 million ordinary shares and 25 million preferred shares for a period of up to five years after the adoption of the amended Articles of Incorporation, subject to the ability of shareholders to approve extensions of such authority for further periods not exceeding five years;

(iv) conform the provisions of the Articles of Incorporation dealing with the indemnification of directors and officers to the requirements of the New Companies Law;

(v) expressly authorize us to obtain insurance to cover claims against directors and officers to the fullest extent permitted by the New Companies Law;

(vi) permit our Board of Directors to determine the compensation of all directors, whether or not employed by us; and

(vii) state that the Board of Directors will have all the powers necessary for managing and for directing and supervising the management of our business and affairs and delete the specification of powers contained in the current Articles of Association.

Our current share capital is £5,750,000 divided into (i) 25,000,000 preferred shares with a par value of £0.01 per share and (ii) 550,000,000 ordinary shares with a par value of £0.01 per share, consisting of 500,000,000 voting ordinary shares and 50,000,000 non-voting ordinary shares. Under the New Companies Law, and subject to shareholder approval of the amended Memorandum of Incorporation and Articles of Incorporation, our share capital will continue to include 25,000,000 preferred shares and we will be permitted to issue up to 700,000,000 ordinary shares. As of September 30, 2008, 203,915,726 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares, under our current Memorandum of Association and Articles of Association, which would not change as a result of the amendments described above, are as follows:

Preferred Shares

•	Issue — the preferred shares may be issued from time to time in one or more series of any number of shares up to the amount authorized.

•	Authorization to Issue Preferred Shares — authority is vested in the directors from time to time to authorize the issue of one or more series of preferred shares and to provide for the designations, powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon.

•	Relative Rights — all shares of any one series of preferred shares must be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends shall be cumulative.

•	Liquidation — in the event of any liquidation, dissolution or winding-up of Amdocs Limited, the holders of preferred shares are entitled to preference with respect to payment and to receive payment (at the rate fixed in any resolution or resolutions adopted by the directors in such case) plus an amount equal to all dividends accumulated to the date of final distribution to such holders. The holders of preferred shares are entitled to no further payment other than that stated above. If upon any liquidation, our assets are insufficient to pay in full the amount stated above then such assets shall be distributed among the holders of preferred shares.

•	Voting Rights — except as otherwise provided for by the directors upon the issue of any new series of preferred shares, the holders of preferred shares have no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of members.

Ordinary Shares and Non-Voting Ordinary Shares

Except as otherwise provided by the Memorandum of Association and Articles of Association, the ordinary shares and non-voting ordinary shares are identical and entitle holders thereof to the same rights and privileges.

•	Dividends — when and as dividends are declared on our shares, the holders of voting ordinary shares and non-voting shares are entitled to share equally, share for share, in such dividends except that if dividends are declared that are payable in voting ordinary shares or non-voting ordinary shares, dividends must be declared that are payable at the same rate in both classes of shares.

•	Conversion of Non-Voting Ordinary Shares into Voting Ordinary Shares — upon the transfer of non-voting ordinary shares from the original holder thereof to any third party not affiliated with such original holder, non-voting ordinary shares are redesignated in our books as voting ordinary shares and automatically convert into the same number of voting ordinary shares.

•	Liquidation — upon any liquidation, dissolution or winding-up of Amdocs Limited, our assets remaining after creditors and the holders of any preferred shares have been paid in full shall be distributed to the holders of voting ordinary shares and non-voting ordinary shares equally share for share.

•	Voting Rights — the holders of voting ordinary shares are entitled to vote on all matters to be voted on by the members, and the holders of non-voting ordinary shares are not entitled to any voting rights.

•	Preferences — the voting ordinary shares and non-voting ordinary shares are subject to all the powers, rights, privileges, preferences and priorities of the preferred shares as are set out in the Articles of Association.

As regards both preferred shares and voting and non-voting ordinary shares, we have the power to purchase any of its own shares, whether or not they are redeemable and may make a payment out of capital for such purchase, however the terms of such repurchases must be approved in advance by a special resolution of the holders of our ordinary shares. Our subsidiaries may purchase our ordinary shares without the approval of our shareholders.

The current Articles of Association provide that our directors, officers and other agents will be indemnified against liabilities sustained in connection with the performance of their duties as directors, officers or agents, except to the extent attributable to their own willful act or default. In accordance with the New Companies Law, the Articles will be amended, subject to shareholder approval, to provide that our directors, officers and other agents will be indemnified by us from and against all liabilities sustained in connection with their performance of their duties, except to the extent prohibited by the New Companies Law. Under that Law, we may not indemnify for certain excluded liabilities, which are:

•	fines imposed in criminal proceedings;

•	regulatory fines;

•	expenses incurred in defending criminal proceedings resulting in a conviction;

•	expenses incurred in defending civil proceedings brought by the company or an affiliated company in which judgment is rendered against the director; and

•	expenses incurred in unsuccessfully seeking judicial relief from claims of a breach of duty.

Although our directors may not be exempted from, or indemnified for, liabilities to Amdocs Limited arising out of negligence, default, breach of duty or breach of trust, liabilities to third parties (including to our shareholders) arising out of negligence, default, breach of duty or breach of trust may be indemnified by us and the New Companies Law authorizes Guernsey companies to purchase insurance against such liabilities to companies or to third parties for the benefit of directors and we do maintain such insurance. In any event, judicial relief is available for an officer charged with a neglect of duty if the court determines that such person acted honestly and reasonably, having regard to all the circumstances of the case.

There are no provisions for a classified Board of Directors or for cumulative voting for directors.

Article 8 of the Articles of Association provides that all or any of the rights, privileges, or conditions attached to any class or group of shares may be changed as follows:

•	by an agreement between us and any person purporting to contract on behalf of the holders of shares of the class or group affected, provided that such agreement is ratified in writing by the holders of at least two-thirds of the issued shares of the class affected; or

•	with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed by majority of three-fourths of the votes of the holders of shares of the class or group affected entitled to vote and voting in person or by attorney or proxy and passed at a separate meeting of the holders of such shares but not otherwise.

A special resolution must be passed by not less than three-quarters of the votes recorded at a meeting called for purposes of voting on the matter. As such, the conditions set out above are as significant as the requirements of Guernsey law.

Provisions in respect of the holding of general meetings and extraordinary general meetings are set out at Articles 14, 15 and 16 of the Articles of Association. The Articles of Association provide that an annual general meeting must be held once in every calendar year (provided that not more than 15 months have elapsed since the last such meeting) at such time and place as the directors appoint and, in default, an annual general meeting may be convened by any two members holding at least 10% in the aggregate of our share capital. The directors may, whenever they deem fit, convene an extraordinary general meeting, and extraordinary general meetings will also be convened on the requisition in writing of holders of at least 20% of our issued share capital carrying voting rights or, if the directors fail upon such requisition to convene such meeting within 21 days, then such meeting may be convened by such holders in such manner as provided by Guernsey Law. A minimum of 10 days’ written notice is required in connection with an annual general meeting and a minimum of 14 days’ written notice is required in connection with any other meeting. The notice shall specify the place, the day and the hour of the meeting, and in the case of any special business, the general nature of that business to such persons as are entitled by the Articles of Association to receive such notices from us provided that a meeting shall, notwithstanding that it is called by shorter notice than that specified in the Articles, be deemed to have been duly called if it is so agreed by all the members entitled to attend and vote thereat.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

There are no provisions in the Memorandum of Association or Articles of Association that would have the effect of delaying, deferring or preventing a change in control of Amdocs Limited and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries).

There are no provisions in the Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. U.S. federal law, however, requires that all directors, executive officers and holders of 10% or more of the stock of a company that has a class of stock registered under the Securities Exchange Act of 1934, as amended (other than a foreign private issuer, such as Amdocs Limited), disclose such ownership. In addition, holders of more than 5% of a registered equity security of a company (including a foreign private issuer) must disclose such ownership.

Pursuant to Article 13 of the Articles of Association, we may from time to time by ordinary resolution increase our share capital by such sum, to be divided into shares of such amount, as the resolution prescribes. A restructuring of the existing share capital must be done by extraordinary resolution (which requires the same vote as a special resolution), and we may by special resolution reduce our share capital, any capital redemption reserve fund or any share premium account in accordance with Guernsey law. These provisions in relation to the alteration of our capital are in accordance with but no more onerous than the Companies Law.

Material Contracts

On November 27, 2007, we entered into a Credit Agreement among us, certain of our subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent. The agreement provides for an unsecured $500 million five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time.

On December 28, 2007, we entered into an Amended and Restated Information Technology Services Agreement, which amends and restates in its entirety the Information Technology Services Agreement that we entered into with AT&T Services, Inc. effective April 17, 2007. The agreement provides that Amdocs will provide services for application software to AT&T for fees as specified therein.

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

General

Our effective tax rate was 9.3% for the year ended September 30, 2008, compared to 10.6% for fiscal 2007 and 14.8% for fiscal 2006.

There can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenged the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries benefit from certain special tax benefits. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

Certain Guernsey Tax Considerations

In the past we qualified as an exempt company (i.e., our shareholders are not Guernsey residents and we do not carry on business in Guernsey) so we generally were not subject to taxation in Guernsey. Tax legislation enacted in Guernsey with effect from January 1, 2008 repealed the exemption and subjected us to a zero percent corporate tax rate, which we believe will not impact our effective tax rate.

Certain Indian Tax Considerations

Through subsidiaries, we operate a development center and a business processing operations center in Pune, India, and another development center in Delhi, India. In 2008, the corporation tax rate applicable in India on trading activities was 33.99%. Our subsidiaries in India operate under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, our subsidiaries based in Pune are entitled to corporate income tax exemptions on all income derived from such pre-approved information technology activity, provided they continue to meet the conditions required for such tax benefits. The benefits applicable for our Pune-based subsidiaries are scheduled to expire on April 1, 2010. However, as of April 1, 2007, the Minimum Alternative Tax (“MAT”) became applicable to our Indian subsidiaries based in Pune. The MAT is levied on book profits at the rate of 11.33% and can be carried forward for five years to be credited against corporate income tax. Our-Delhi based subsidiary is subject to a separate tax entitlement under which, it is exempt from tax on its tax incentive-eligible activity for its first five years of operation and it will enjoy 50% reduction on its corporate income tax for such activity for the following five years. After 10 years of operations, such 50% reduction may be available for an additional five years, subject to further investment-related undertakings that we would be required to make. Under Indian laws, any dividend distribution by our Indian subsidiaries would be subject to a dividend distribution tax at the rate of 16.995% to be paid by such subsidiaries.

Certain Israeli Tax Considerations

Our Israeli subsidiary, Amdocs (Israel) Limited, operates our largest development center. Discussed below are certain Israeli tax considerations relating to this subsidiary.

General Corporate Taxation in Israel.  In August 2005, the Israeli parliament enacted legislation, which has gradually reduced the “Companies Tax” rates of taxable income apply to Israeli companies. According to this legislation, the Companies Tax rate on taxable income in 2005 and upcoming years was and will be as follows: 34% in 2005, 31% in 2006, and 29% in 2007, 27% in 2008, 26% in 2009 and 25% for 2010 and thereafter. However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise may be considerably less.

Law for the Encouragement of Capital Investments, 1959.  Certain production and development facilities of our Israeli subsidiary have been granted “Approved Enterprise” status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), which provides certain tax and financial benefits to investment programs that have been granted such status.

In April 2005, the Israeli parliament enacted legislation that significantly revised the Investment Law. Generally, investment programs of our Israeli subsidiary that have already obtained instruments of approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the old provisions as described below of the Investment Law prior to being revised. The revisions that were introduced into the Investment Law did not affect our effective tax rate for year ended September 30, 2008 and we do not expect them to have a significant impact on our effective tax rate in fiscal 2009.

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

Tax Benefits.  Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% until the earliest of:

•	seven consecutive years (or ten in the case of an FIC (as defined below)) commencing in the year in which the Approved Enterprise first generates taxable income,

•	12 years from the year of commencement of production, or

•	14 years from the year of the approval of the Approved Enterprise status.

Such income is eligible for further reductions in tax rates if we qualify as a Foreign Investors’ Company (“FIC”) depending on the percentage of the foreign ownership. Subject to certain conditions, an FIC is a company more than 25% of whose share capital (in terms of shares, rights of profits, voting and appointment of directors) and more than 25% of whose combined share and loan capital are owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. A company that owns an Approved Enterprise approved after April 1, 1986, may elect to forego the entitlement to grants and apply for an alternative package of tax benefits. In addition, a company (like our Israeli subsidiary) with an enterprise outside the National Priority Regions (which is not entitled to grants) may also apply for the alternative benefits. Under the alternative benefits, undistributed income from the Approved Enterprise operations is fully tax exempt (a tax holiday) for a defined period. The tax holiday ranges between two to ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel. On expiration of the tax holiday, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described above) for the remainder of the otherwise applicable period of benefits.

Our primary Israeli subsidiary has elected the alternative benefits with respect to its current Approved Enterprise and its enlargements, pursuant to which the Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two or ten years (and in some cases for a period of four years) and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years. In case this Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject, assuming that the current level of foreign investment in Amdocs is not reduced, to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid and up to 25% if such foreign investments are reduced (as detailed above). This tax is in addition to the withholding tax on dividends as described below. Under an instrument of approval issued in December 1997 and an amendment issued in September 2006 to an instrument of approval issued in December 2000 and relating to specific investment programs of our Israeli subsidiary and to the income derived therefrom, the subsidiary is entitled to a reduced tax rate period of 13 years (instead of the eight-year period referred to above). The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are given according to an allocation formula provided for in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and the subsidiary might be required to refund the amount of the canceled benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

Dividends

Dividends paid out of income derived by an Approved Enterprise during the benefit periods (or out of dividends received from a company whose income is derived by an Approved Enterprise) are subject to withholding tax at a reduced rate of 15% (deductible at source). In the case of companies that do not qualify as a FIC, the reduced rate of 15% is limited to dividends paid at any time up to 12 years thereafter. This withholding tax is in addition to the corporate tax that a company is subject to in the event it pays a dividend out of income earned during the tax holiday period related to its Approved Enterprise status.

Taxation Of Holders Of Ordinary Shares

Certain United States Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences to the ownership or disposition of our ordinary shares to a U.S. holder. A U.S. holder is:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation created or organized in, or under the laws of, the United States or of any state thereof;

(iii) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

(iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust.

This summary generally considers only U.S. holders that own ordinary shares as capital assets. This summary does not discuss the U.S. federal income tax consequences to a holder of ordinary shares that is not a U.S. holder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of ordinary shares based on such holder’s particular circumstances (including potential application of the alternative minimum tax), U.S. federal income tax consequences to certain holders that are subject to special treatment (such as taxpayers who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, holders of securities held as part of a “straddle”, “hedge” or “conversion transaction” with other investments, or holders owning directly, indirectly or by attribution at least 10% of the ordinary shares), or any aspect of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate taxes.

This summary is for general information only and is not binding on the Internal Revenue Service (“IRS”). There can be no assurance that the IRS will not challenge one or more of the statements made herein. U.S. holders are urged to consult their own tax advisers as to the particular tax consequences to them of owning and disposing of our ordinary shares.

Dividends.  In general, a U.S. holder receiving a distribution with respect to the ordinary shares will be required to include such distribution (including the amount of foreign taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in the ordinary shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. See “Disposition of Ordinary Shares” below. In general, U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

Dividend income is generally taxed as ordinary income. However, a maximum U.S. federal income tax rate of 15% will apply to “qualified dividend income” received by individuals (as well as certain trusts and estates) before January 1, 2011, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of “qualified foreign corporations”, including shares of a foreign corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are readily tradable on the New York Stock Exchange, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

The amount of foreign income taxes that may be claimed as a credit against U.S. federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations set out in the Code include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source “passive income” or “financial services income” for U.S. foreign tax credit purposes.

Disposition of Ordinary Shares.  Upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. holder and its tax basis in the ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the disposition. In the case of a U.S. holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the ordinary shares during taxable years beginning before January 1, 2011 generally will be subject to a maximum U.S. federal tax income rate of 15%. Gains realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

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

Amounts withheld under the backup withholding rules may be credited against a U.S. holder’s tax liability or refunded if the holder provides the required information to the IRS.

Passive Foreign Investment Company Considerations.  If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be treated as a “passive foreign investment company” under U.S. federal income tax law for such year and succeeding years. If we are treated as a passive foreign investment company, we do not intend to take steps necessary to qualify as a qualified electing fund. However, if we are treated as a passive foreign investment company, a U.S. holder may be subject to increased tax liability upon the sale of our ordinary shares or upon the receipt of certain distributions, unless such U.S. holder makes an election to mark our ordinary shares to market annually.

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

Documents On Display

We are subject to the reporting requirements of foreign private issuers under the U.S. Securities Exchange Act of 1934. Pursuant to the Exchange Act, we file reports with the SEC, including this Annual Report on Form 20-F. We also submit reports to the SEC, including Form 6-K Reports of Foreign Private Issuers. You may read and copy such reports at the SEC’s public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Such reports are also available to the public on the SEC’s website at www.sec.gov. Some of this information may also be found on our website at www.amdocs.com.

You may request copies of our reports, at no cost, by writing to or telephoning us as follows:

Amdocs, Inc.
Attention: Thomas G. O’Brien
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017
Telephone: +1-314-212-8328

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Currency Risk

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. Based on the salient economic factors indicated in SFAS No. 52, “Foreign Currency Translation,” we have determined that the U.S. dollar is our functional currency. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During fiscal 2008, our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar were approximately 70% and 50% to 60%, respectively. As a result of long-term contracts and more customers seeking contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily Canadian dollars, Euros and Australian dollars, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels and Indian rupees. We also use forward contracts to hedge the impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in Canadian dollars, Israeli shekels, British pounds, Australian dollars and Euros. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 21 to our consolidated financial statements. The following table summarizes our foreign currency forward exchange agreements and options as of September 30, 2008. A significant portion of the forward contracts and options are expected to mature during fiscal 2009 and the rest during fiscal 2010. The table below (all dollar amounts in millions) presents the notional amounts and fair value of the total derivative instruments as of September 30, 2008. Notional values are calculated based on forward rates as of September 30, 2008, U.S. dollar translated.

	As of September 30, 2008
	Notional Amount
	Translated to
	U.S. Dollar(*)
	Derivatives
	Maturing
	During Fiscal		Fair Value of
	2009	2010	Derivatives

Revenue	$116.8	$0.9	$2.8
Costs	(354.9)	(0.8)	(11.4)
Assets	79.4	—	2.3
Liabilities	(101.6)	—	(1.9)

	$(260.3)	$0.1	$(8.2)

(*)	Positive notional amounts represent forward contracts to sell foreign currency. Negative notional amounts represent forward contracts and options to buy foreign currency.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, other than the 0.50% Notes, are subject to interest rate changes. Our short-term interest-bearing investments are invested in short term conservative debt instruments. Excess liquidity is invested in short-term high quality interest-bearing investments primarily U.S. dollar-denominated. Such short-term interest-bearing investments consist mainly of U.S. government treasuries, U.S. agencies, and corporate bonds. As of September 30, 2008, there were $1.5 million outstanding short term loans and there were no outstanding borrowings under our revolving lines of credit or our short-term credit facilities.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2008. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding adequate disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2008, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on our internal control over financial reporting (as such defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and the related report of our independent public accounting firm, are included in on pages F-3 and F-4 of this Annual Report on Form 20-F, and are incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that there is at least one audit committee financial expert, Adrian Gardner, serving on our Audit Committee. Our Board of Directors has determined that Mr. Gardner is an independent director.

ITEM 16B.	CODE OF ETHICS AND BUSINESS CONDUCT

Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for our directors and employees, including executive officers, our subsidiaries and other business entities controlled by us worldwide.

Our Code of Ethics and Business Conduct is available on our website at www.amdocs.com, or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Amdocs, Inc.
Attention: Thomas G. O’Brien
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017
Telephone: +1-314-212-8328

We intend to post on our website all disclosures that are required by law or NYSE rules concerning any amendments to, or waivers from, any provision of the code.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During each of the last three fiscal years, Ernst & Young LLP has acted as our independent registered public accounting firm.

Audit Fees

Ernst & Young billed us approximately $3.8 million for audit services for fiscal 2008, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.6 million for audit services for fiscal 2007.

Audit-Related Fees

Ernst & Young billed us approximately $1.0 million for audit-related services for fiscal 2008. Audit-related services principally include due diligence examinations and SAS 70 report issuances. Ernst & Young billed us approximately $0.7 million for audit-related services for fiscal 2007.

Tax Fees

Ernst & Young billed us approximately $1.6 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2008. Ernst & Young billed us approximately $1.9 million for tax advice in fiscal 2007.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2008 or fiscal 2007.

Pre-Approval Policies for Non-Audit Services

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2008, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2008 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

			(c)
			Total Number of	(d)
			Shares	Maximum Number (or
	(a)		Purchased as Part	Approximate Dollar Value)
	Total Number of	(b)	of Publicly	of Shares that
	Shares	Average Price	Announced Plans	May Yet Be Purchased Under
Period	Purchased	Paid per Share	or Programs	the Plans or Programs(1)

10/1/07 — 10/31/07	565,106	$33.77	565,106	$331,109,793
11/1/07 — 11/30/07	997,700	$32.85	997,700	$298,333,727
12/1/07 — 12/31/07	612,800	$33.63	612,800	$277,725,141
1/1/08 — 1/31/08	405,448	$32.06	405,448	$264,725,486
2/1/08 — 2/28/08	359,000	$31.27	359,000	$253,500,920
3/1/08 — 3/31/08	886,100	$28.97	886,100	$227,826,473
6/1/08 — 6/30/08	1,562,184	$31.92	1,562,184	$177,959,939
7/1/08 — 7/31/08	8,600	$28.00	8,600	$177,719,165
8/1/08 — 8/31/08	270,000	$30.02	270,000	$169,613,360
9/1/08 — 9/30/08	2,702,979	$27.49	2,702,979	$95,307,756

Total	8,369,917	$30.45	8,369,917	$95,307,756

(1)	In August 2007, our Board of Directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In fiscal 2008, we repurchased approximately 8.4 million ordinary shares at an average price of $30.45 per share (excluding broker and transaction fees) under this plan, leaving us with authority as of September 30, 2008, to repurchase up to $95.3 million of our ordinary shares under the share repurchase plan. In the first quarter of 2009 (through November 30, 2008), we repurchased approximately 0.5 million ordinary shares at an average price of $26.90 per share (excluding broker and transaction fees). Although we currently do not plan to repurchase additional ordinary shares in the immediate future, we have authority, as of November 30, 2008, to repurchase up to $82.7 million of our ordinary shares under this plan.

Convertible Notes

In November 2008, our Board of Directors authorized us to repurchase up to $100 million aggregate principal amount of our notes in such amounts, at such prices and at such times that we deem appropriate. During the first quarter of fiscal 2009, using loan proceeds from our revolving credit facility, we purchased $100 million aggregate principal amount of our notes at an average price of 98% of the principal amount, excluding accrued interest and transaction fees. In March 2009, the remaining notes are redeemable by us, and if we do not elect to redeem the notes, then the holders of the notes may require us to repurchase the notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. We anticipate that a substantial portion of the outstanding notes will be put to us in March 2009 if we do not elect to redeem them. As of November 30, 2008, $350,000 aggregate principal amount of our notes was outstanding.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2008, 2007 and 2006, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2008 and 2007

Consolidated Statements of Income for the years ended September 30, 2008, 2007 and 2006

Consolidated Statements of Changes in Shareholders’ Equity for the years ended September 30, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for the years ended September 30, 2008, 2007 and 2006

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

Amdocs Limited

/s/  Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary
Authorized U.S. Representative

Date: December 8, 2008

EXHIBIT INDEX

Exhibit
No.	Description

1.	Memorandum and Articles of Association of Amdocs Limited (incorporated by reference to Exhibits 3.1 and 3.2 to Amdocs’ Registration Statement on Form F-1 dated June 19, 1998; Registration No. 333-8826)
2.a.1	Indenture dated May 30, 2001 between Amdocs and United States Trust Company of New York (incorporated by reference to Exhibit 4.1 to Amdocs’ Form 6-K dated May 31, 2001)
2.a.2	Registration Rights Agreement dated May 30, 2001 between Amdocs and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.2 to Amdocs’ Form 6-K dated May 31, 2001)
2.a.3	Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of New York, as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K, filed March 5, 2004)
2.a.4	Registration Rights Agreement, dated March 5, 2004, among Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Form 6-K, filed March 5, 2004)
4.a.1	Share Sale and Purchase Agreement, dated as of July 1, 2005, by and among DST Systems, Inc., Amdocs, Inc. and Amdocs Limited (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K dated July 5, 2005)
4.a.2	Agreement and Plan of Merger, dated as of April 17, 2006, by and among Amdocs Limited, Amdocs Thesaurus, Inc., Qpass Inc. and Ray A. Rothrock, as Shareholders’ Agent (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K dated April 21, 2006)
4.a.3	Share Sale and Purchase Agreement relating to Cramer Systems Group Limited, dated July 18, 2006, by and among Amdocs Limited, Amdocs Astrum Limited and certain shareholders of Cramer Systems Group Limited (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K dated July 20, 2006)
4.a.4	Agreement, dated August 14, 2006, amending the Share Sale and Purchase Agreement relating to Cramer Systems Group Limited dated July 18, 2006, by and among Amdocs Limited, Amdocs Astrum Limited and certain shareholders of Cramer Systems Group Limited (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K dated August 17, 2006)
4.a.5	Agreement, dated September 14, 2006, amending the Share Sale and Purchase Agreement relating to Cramer Systems Group Limited dated July 18, 2006, by and among Amdocs Limited, Amdocs Astrum Limited and certain shareholders of Cramer Systems Group Limited, as amended (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K dated September 14, 2006)
4.b.1	Further Amended and Restated Information Technology Services Agreement, dated September 1, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 3, 2007)
4.b.2	Master Agreement for Software and Services between Amdocs, Inc. and SBC Operations, Inc., effective July 7, 1998 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 10.13 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-1, dated May 21, 1999, Registration No. 333-75151)
4.b.3	Software Master Agreement between Amdocs Software Systems Limited and SBC Services, Inc., effective December 10, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.2 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4.b.4	Agreement between Amdocs, Inc. and SBC Services, Inc. for Software and Professional Services, effective August 7, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)

Exhibit
No.	Description

4.b.5	Amended and Restated Customer Care and Billing Services Agreement, dated as of July 1, 2006, between Sprint/United Management Company and Amdocs Software Systems Limited (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K dated December 13, 2006)
4.b.6	Agreement Amending the Further Amended and Restated Master Outsourcing Agreement and Master License and Services Agreement, dated as of October 5, 2006, between Bell Canada and Amdocs Canadian Managed Services Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 13, 2006)
4.b.7	Information Technology Services Agreement, dated as of April 1, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 3, 2007)
4.b.8	Amended and Restated Information Technology Services Agreement, dated as of December 28, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 8, 2008)
4.b.9	Credit Agreement, dated as of November 27, 2007, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 4.B.9 to Amdocs’ Annual Report on Form 20-F filed December 3, 2007)
4.c.1	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Annual Report on Form 20-F filed December 13, 2006)
8	Subsidiaries of Amdocs Limited
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
14.1	Consent of Ernst & Young LLP

AMDOCS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2008. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part III. These financial statements and the schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in the Notes to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, Accounting For Uncertainty in Income Taxes, effective October 1, 2007 and the Company changed its method of accounting for equity-based compensation to adopt Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective October 1, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amdocs Limited’s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 8, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
December 8, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Amdocs Limited

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amdocs Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2008 of Amdocs Limited and our report dated December 8, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
December 8, 2008

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	As of September 30,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$718,850	$615,501
Short-term interest-bearing investments	525,528	563,779
Accounts receivable, net	573,764	473,847
Deferred income taxes and taxes receivable	84,515	117,623
Prepaid expenses and other current assets	102,930	98,746

Total current assets	2,005,587	1,869,496
Equipment, vehicles and leasehold improvements, net	317,081	283,839
Deferred income taxes	187,173	192,761
Goodwill	1,526,371	1,489,132
Intangible assets, net	270,551	303,456
Other noncurrent assets	272,300	206,666

Total assets	$4,579,063	$4,345,350

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$157,357	$192,395
Accrued expenses and other current liabilities	224,699	222,616
Accrued personnel costs	218,229	177,926
Short-term portion of financing arrangements and capital lease obligations	1,660	2,055
Deferred revenue	197,851	174,526
Deferred income taxes and taxes payable	30,228	205,960

Total current liabilities	830,024	975,478
Convertible notes	450,000	450,000
Deferred income taxes and taxes payable	266,548	122,983
Noncurrent liabilities and other	227,300	196,646

Total liabilities	1,773,872	1,745,107

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 550,000 shares; £0.01 par value 240,836 and 238,312 issued and 203,916 and 209,762 outstanding, in 2008 and 2007, respectively	3,900	3,850
Additional paid-in capital	2,264,800	2,168,234
Treasury stock, at cost — 36,920 and 28,550 Ordinary Shares in 2008 and 2007	(907,280)	(652,229)
Accumulated other comprehensive (loss) income	(14,834)	689
Retained earnings	1,458,605	1,079,699

Total shareholders’ equity	2,805,191	2,600,243

Total liabilities and shareholders’ equity	$4,579,063	$4,345,350

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year ended September 30,
	2008	2007	2006

Revenue:
License	$135,487	$159,357	$116,285
Service	3,026,609	2,676,816	2,363,765

	3,162,096	2,836,173	2,480,050

Operating expenses:
Cost of license	2,729	3,914	4,003
Cost of service	2,023,562	1,792,468	1,579,823
Research and development	225,492	230,444	186,760
Selling, general and administrative	404,134	370,194	313,997
Amortization of purchased intangible assets	86,687	74,959	37,610
Restructuring charges, in-process research and development and other acquisition-related costs	13,896	6,761	25,725

	2,756,500	2,478,740	2,147,918

Operating income	405,596	357,433	332,132
Interest income and other, net	11,955	50,566	41,741

Income before income taxes	417,551	407,999	373,873
Income taxes	38,645	43,062	55,237

Net income	$378,906	$364,937	$318,636

Basic earnings per share	$1.83	$1.76	$1.57

Diluted earnings per share	$1.74	$1.65	$1.48

Basic weighted average number of shares outstanding	206,590	207,846	203,194

Diluted weighted average number of shares outstanding	219,606	223,256	218,534

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands)

					Accumulated
					Other
			Additional		Comprehensive			Total
	Ordinary Shares		Paid-in	Treasury	Income	Unearned	Retained	Shareholders’
	Shares	Amount	Capital	Stock	(Loss)	Compensation	Earnings	Equity

Balance as of October 1, 2005	200,182	$3,644	$1,870,922	$(602,392)	$(10,886)	$(962)	$396,126	$1,656,452
Comprehensive income:
Net income	—	—	—	—	—	—	318,636	318,636
Unrealized gain on foreign currency hedging contracts, net of $1,847 tax	—	—	—	—	11,938	—	—	11,938
Unrealized gain on short-term interest-bearing investments, net of $485 tax	—	—	—	—	1,671	—	—	1,671

Comprehensive income								332,245
Employee stock options exercised	5,869	106	106,853	—	—	—	—	106,959
Tax benefit of stock options exercised	—	—	7,619	—	—	—	—	7,619
Issuance of restricted stock, net of cancellations	742	13	—	—	—	—	—	13
Issuance of restricted stock and stock options related to acquisitions, net	—	—	4,634	—	—	—	—	4,634
Equity-based compensation expense related to employees	—	—	46,178	—	—	—	—	46,178
Reclassification of unearned compensation to additional paid-in capital	—	—	(962)	—	—	962	—	—
Equity-based compensation expense related to non employee stock options	—	—	65	—	—	—	—	65

Balance as of September 30, 2006	206,793	3,763	2,035,309	(602,392)	2,723	—	714,762	2,154,165
Comprehensive income:
Net income	—	—	—	—	—	—	364,937	364,937
Unrealized loss on foreign currency hedging contracts, net of $(1,363) tax	—	—	—	—	(3,420)	—	—	(3,420)
Unrealized gain on short-term interest-bearing investments, net of $30 tax	—	—	—	—	659	—	—	659

Comprehensive income								362,176
Adjustment to accumulated other comprehensive income upon adoption of statement 158 net of $(378) tax	—	—	—	—	727	—	—	727
Employee stock options exercised	3,970	79	74,576	—	—	—	—	74,655
Repurchase of shares	(1,411)	—	—	(49,837)	—	—	—	(49,837)
Tax benefit of stock options exercised	—	—	3,965	—	—	—	—	3,965
Issuance of restricted stock, net of cancellations	410	8	—	—	—	—	—	8
Issuance of stock options related to acquisitions, net	—	—	768	—	—	—	—	768
Equity-based compensation expense related to employees	—	—	53,587	—	—	—	—	53,587
Equity-based compensation expense related to non- employee stock options	—	—	29	—	—	—	—	29

Balance as of September 30, 2007	209,762	3,850	2,168,234	(652,229)	689	—	1,079,699	2,600,243
Comprehensive income:
Net income	—	—	—	—	—	—	378,906	378,906
Unrealized loss on foreign currency hedging contracts, net of $3,272 tax	—	—	—	—	(4,578)	—	—	(4,578)
Unrealized loss on short-term interest-bearing investments, net of $(468) tax	—	—	—	—	(10,002)	—	—	(10,002)
Unrealized loss on defined benefit plan assets, net of $(489) tax	—	—	—	—	(943)	—	—	(943)

Comprehensive income								363,383
Employee stock options exercised	2,052	41	37,527	—	—	—	—	37,568
Repurchase of shares	(8,370)	—	—	(255,051)	—	—	—	(255,051)
Tax benefit of stock options exercised	—	—	1,549	—	—	—	—	1,549
Issuance of restricted stock, net of forfeitures	472	9	—	—	—	—	—	9
Equity-based compensation expense related to employees	—	—	57,490	—	—	—	—	57,490

Balance as of September 30, 2008	203,916	$3,900	$2,264,800	$(907,280)	$(14,834)	$—	$1,458,605	$2,805,191

As of September 30, 2008, 2007 and 2006, accumulated other comprehensive income (loss) is comprised of unrealized (loss) gain on derivatives, net of tax, of $(5,157), $(579) and $2,841, unrealized (loss) income on cash equivalents and short-term interest-bearing investments, net of tax, of $(9,461), $541 and $(118) and unrealized (loss) gain on defined benefit plan assets, net of tax of $(216), $727 and $0.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended September 30,
	2008	2007	2006

Cash Flow from Operating Activities:
Net income	$378,906	$364,937	$318,636
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	192,937	164,994	117,900
In-process research and development expenses	1,780	750	25,725
Equity-based compensation expense	57,490	53,587	46,178
(Gain) loss on sale of equipment	(970)	(8)	789
Deferred income taxes	1,111	(21,095)	22,811
Excess tax benefit from equity-based compensation	(211)	(795)	(722)
Loss (gain) from short-term interest-bearing investments	5,553	(2,936)	(4,030)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(118,291)	(67,333)	(79,363)
Prepaid expenses and other current assets	4,173	(62)	(10,536)
Other noncurrent assets	(31,739)	(26,264)	(18,313)
Accounts payable, accrued expenses and other current liabilities	(27,501)	29,642	54,569
Deferred revenue	28,408	(96,674)	(52,050)
Income taxes payable, net	(26,824)	12,243	(10,796)
Noncurrent liabilities and other	18,799	12,984	18,422

Net cash provided by operating activities	483,621	423,970	429,220

Cash Flow from Investing Activities:
Proceeds from sale of equipment, vehicles and leasehold improvements	2,655	3,832	4,274
Payments for purchase of equipment, vehicles and leasehold improvements	(135,823)	(166,426)	(80,717)
Purchase of short-term interest-bearing investments	(685,873)	(969,198)	(1,216,259)
Proceeds from sale of short-term interest-bearing investments	708,100	781,239	1,288,261
Net cash paid for acquisitions	(58,772)	(90,724)	(624,801)

Net cash used in investing activities	(169,713)	(441,277)	(629,242)

Cash Flow from Financing Activities:
Proceeds from employee stock options exercised	37,577	74,663	106,853
Excess tax benefit from equity-based compensation	211	795	722
Repurchase of shares	(247,630)	(49,837)	—
Repurchase of 2% convertible notes	(175)	—	(97)
Principal payments under financing arrangements	(542)	—	(4,677)
Principal payments on capital lease obligations	—	—	(3,144)

Net cash (used in) provided by financing activities	(210,559)	25,621	99,657

Net increase (decrease) in cash and cash equivalents	103,349	8,314	(100,365)
Cash and cash equivalents at beginning of year	615,501	607,187	707,552

Cash and cash equivalents at end of year	$718,850	$615,501	$607,187

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(in thousands)

	Year ended September 30,
	2008	2007	2006

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$51,273	$44,642	$40,861
Interest	4,863	4,167	2,630

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

Note 1 —	Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software products and services to the communications, media and entertainment industry. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems, including revenue, customer and information management, digital commerce and service delivery, service and resource management, and consulting and managed services, primarily to leading wireless, wireline, broadband cable and satellite service providers throughout the world.

The Company is a Guernsey corporation, which directly or indirectly holds several wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main production and operating facilities are located in Cyprus, India, Ireland, Israel, the United States, and China.

Note 2 —	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Reclassifications

Certain immaterial amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

Functional Currency

The Company manages its foreign subsidiaries as integral direct components of its operations. The operations of the Company’s foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. Based on the salient economic factors indicated in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” the Company has determined that its functional currency is the U.S. dollar. The Company periodically assesses the applicability of the U.S. dollar as the Company’s functional currency by reviewing the salient indicators.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

Investments

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of U.S. government treasuries, U.S. agencies and corporate bonds, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses on short-term interest-bearing investments are

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

included in earnings and are derived using the specific identification method for determining the cost of securities. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers.

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

Goodwill and Other Intangible Assets

SFAS No. 141, “Business Combinations” (“SFAS No. 141”) requires that the purchase method of accounting be used for all business combinations. Under SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets deemed to have indefinite lives are subject to an annual impairment test in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets are amortized over their useful lives.

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

Long-Lived Assets

The Company considers whether there are indicators of impairment that would require the comparison of the estimated net realizable value of intangible assets with finite lives, equipment, leasehold improvements and vehicles and other long-lived assets, using an undiscounted cash flow analysis, to their carrying value under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Any impairment would be recognized when the fair market value of such long-lived assets is less than their carrying value.

Comprehensive Income (Loss)

The Company accounts for comprehensive income (loss) under the provisions of SFAS No. 130, “Reporting Comprehensive Income,” which established standards for the reporting and display of

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

comprehensive income (loss) and its components. Comprehensive income (loss) represents the change in shareholders’ equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

Convertible Notes

Accrued interest on the Company’s convertible notes is included in “accrued expenses and other current liabilities.” The Company amortizes the issuance costs related to the convertible notes on a straight-line basis over the term of the convertible notes.

Treasury Stock

The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

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

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting, and also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

Effective October 1, 2007, the Company adopted Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109” (“FIN No. 48”). FIN No. 48, is a change in accounting for income taxes. FIN No. 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company will classify the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes. Please see Note 9 to the consolidated financial statements.

Revenue Recognition

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

result, combined license and service revenue generally is recognized over the course of these long-term projects, using the percentage of completion method of accounting in conformity with Accounting Research Bulletin (“ARB”) No. 45, “Long Term Construction-Type Contracts,” Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), Software Revenue Recognition (“SOP 97-2”). When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit in accordance with SOP 81-1.

Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber level or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee.

Service revenue that involves significant ongoing obligations, including fees for software customization, modification, implementation and integration as part of a long-term contract, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. Service revenue that does not involve significant ongoing obligations is recognized as services are rendered, in accordance with SAB No. 104, “Revenue Recognition” and SOP 97-2. The Company complies with Emerging Issues Task Force (“EITF”) No. 03-05, “Applicability of AICPA SOP 97-2 to Non-Software Deliverables in an Arrangement Containing More Than Incidental Software.”

Fees are generally considered fixed and determinable unless a significant portion (more than 10%) of the license and related service fee is due more then 12 months after delivery, in which case license and related services fees are recognized when payments are due, in accordance with SOP 97-2.

In managed services contracts and in other long term contracts, revenue from the operation of a customer’s system is recognized either as services are performed based on time elapsed, output produced or volume of data processed. Revenue from ongoing support services is recognized as work is performed or based on straight-line over the service period.

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded according to the criteria established in EITF No. 99-19, “Recording Revenue Gross as a Principal versus Net as an Agent” and SAB No. 104. Revenue is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement and/or possesses other attributes such as pricing and supplier selection latitude. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis.

Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products. Revenue from third-party sales was less than 10% of total revenue in each of fiscal 2008, 2007 and 2006.

Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year.

As a result of a significant portion of the Company’s revenue being subject to the percentage of completion accounting method, the Company’s annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company’s progress in completing such projects.

Many of the Company’s agreements include multiple deliverables. For these multiple element arrangements, the Company allocates revenue to each element based upon its relative fair value as determined

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

by Vendor Specific Objective Evidence (“VSOE”). The Company uses the residual method in accordance with SOP 97-2 and EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”). In the absence of fair value for a delivered element the Company first allocates revenue to the fair value of the undelivered elements and residual revenue to delivered elements. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification, implementation and integration and maintenance to determine the appropriate value for the license component.

In circumstances where the Company enters into a contract with a customer for the provision of managed services for a defined period of time, the Company defers, in accordance with SAB No. 104, certain incremental costs incurred at the inception of the contract. These costs include time and expense incurred in association with the origination of a contract. In addition, under the provisions of EITF No. 00-21, if the revenue for a delivered item is not recognized because it is not separable from the managed services arrangement, then the Company also defers the cost of the delivered item. The deferred costs are amortized on a straight-line basis over the life of the applicable customer contract. Revenue associated with these capitalized costs is deferred and is recognized over the same period.

In cases where extended payment terms exist and revenue is deferred until payments are due, related costs are capitalized as contract costs and recognized as revenue is recognized.

Deferred revenue represents billings to customers for licenses and services for which revenue has not been recognized. Unbilled accounts receivable include all revenue amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Allowances that are netted against accounts receivable represent amounts provided for accounts for which their collectibility is not reasonably assured.

Cost of License and Cost of Service

Cost of license and cost of service consist of all costs associated with providing software licenses and services to customers, including identified losses on contracts and warranty expense. Estimated losses on contracts accounted for in accordance with SOP 81-1 are recognized in the period in which the loss is identified. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes royalty payments to software suppliers, amortization of purchased computer software and intellectual property rights.

Cost of service also includes costs of third-party products associated with reselling third-party computer hardware and software products to customers, when revenue from third-party products is recorded at the gross amount. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.

Research and Development

Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, either as part of the Company’s internal product development programs or in conjunction with customer projects. Research and development costs, which are incurred in conjunction with a customer project, are expensed as incurred.

Based on the Company’s product development process, technological feasibility, as defined in SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), is established upon completion of a detailed program design or, in the absence thereof,

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

Equity-Based Compensation

The Company accounts for equity-based payments to employees in accordance with FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In addition, the Company has applied the provisions of Staff Accounting Bulletin No. 107 (“SAB No. 107”), in its adoption of SFAS No. 123(R). The Company estimates the fair value of employee stock options using a Black-Scholes valuation model and values restricted stock based on the market value of the underlying shares at the date of grant. The Company recognizes compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight-line method.

The Company uses a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”) as the expected volatility assumption required in the Black-Scholes option valuation model. Prior to the Company’s adoption of SFAS No. 123(R) on October 1, 2005, the Company had used its historical stock price volatility in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) for purposes of presenting its pro forma information. The selection of the blended volatility approach was based upon the availability of traded options on the Company’s shares and the Company’s assessment that blended volatility is more representative of future share price trends than historical volatility. As equity-based compensation expense recognized in the Company’s consolidated statements of income for fiscal 2008, 2007 and 2006 is based on awards ultimately expected to vest, such expense has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Fair Value of Financial Instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, short-term financing arrangements, forward exchange contracts and options, lease obligations and convertible notes. The fair value of the financial instruments, excluding the convertible notes (for which the fair value as of September 30, 2008 is approximately $438,000), included in the accounts of the Company does not significantly vary from their carrying amount.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments and trade receivables. The Company has conservative investment policy guidelines under which it invests its excess cash primarily in highly liquid U.S. dollar-denominated securities primarily with major U.S. institutions. The Company’s revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most of the Company’s customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company’s business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral. The allowance for doubtful accounts is for estimated losses resulting

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

from the inability of the Company’s customers to make required payments. The Company evaluates accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. As of September 30, 2008, the Company had two groups of customers with accounts receivable balances of more than 10% of total accounts receivable, aggregating 39% (27.5% and 11.5%). These two groups of customers accounted for approximately 40% of our revenue in fiscal 2008. As of September 30, 2007, the Company had two customers that had accounts receivable balances of more than 10% of total accounts receivable, aggregating 31.4% (21.0% and 10.4%).

Earnings per Share

The Company accounts for earnings per share based on SFAS No. 128, “Earnings per Share” (“SFAS No. 128”). SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding equity-based awards using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method.

Derivatives and Hedging

The Company accounts for derivatives and hedging based on SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended and related Interpretations. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge the changes in the fair value will be included in earnings.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

The Company follows FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). FIN No. 45 requires that, at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee.

Recent Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF No. 03-6-1”). According to FSP EITF No. 03-6-1, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities under SFAS No. 128. As such, they should be included in the computation of basic earnings per share (“EPS”) using the two-class method. FSP EITF No. 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, as well as interim periods within those years. Once effective, all prior-period EPS data presented must be adjusted retrospectively. The Company is

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

currently evaluating the effect that adopting the provisions of FSP EITF No. 03-6-1 will have on its consolidated results of operations, and it currently expects that the effect will not be material.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133. SFAS No. 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Although SFAS No. 161 requires the Company to make additional disclosures, it does not affect the underlying accounting policy or the application thereof.

In December 2007, the FASB issued Statement No. 141 (revised), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141(R) applies to the Company prospectively for business combinations for which the acquisition date is on or after October 1, 2009.

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements” - an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 changes the accounting for noncontrolling (minority) interests in consolidated financial statements including the requirements to classify noncontrolling interests as a component of consolidated shareholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. The Company is currently evaluating the effect that the application of SFAS No. 160 will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of FASB Statement No. 115 (“SFAS No. 159”), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements and is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also adopts Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 159 is effective for the Company in the first quarter of fiscal 2009, and it is not expected to have a material impact on its results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. SFAS No. 157-2, Effective Date of FASB Statement No. 157, which provides a one-year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

disclosed in the financial statements at fair value on a recurring basis (at least annually). The adoption of SFAS No. 157 for financial assets and financial liabilities is not expected to have a material impact on the Company’s results of operations or financial position. The Company is currently assessing the impact that SFAS No. 157 will have on its results of operations and financial position when it is applied to nonfinancial assets and nonfinancial liabilities beginning in the first quarter of fiscal 2010.

Adoption of New Accounting Standard

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 in the first quarter of fiscal 2008. The adoption of FIN 48 did not result in a change to retained earnings. Please see Note 9 to the consolidated financial statements.

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

Note 3 —	Acquisitions

SigValue

In February 2007, the Company acquired SigValue Technologies, Inc. (“SigValue”), a provider of an integrated billing, customer care and service control platform designed for telecommunications service providers in high-growth emerging markets around the world, where the customer base is predominantly comprised of mobile pre-paid subscribers. Prior to the acquisition, the Company owned 14% of SigValue’s outstanding capital stock. Under the terms of the agreement, the Company acquired the balance of SigValue’s remaining share capital. The Company expects that this acquisition will expand its offering for the fast growing emerging markets.

The aggregate purchase price for the remaining 86% of SigValue’s outstanding capital stock was $71,193, which consisted of $69,728 in cash (including cash on hand), $768 related to the assumption of stock options held by SigValue employees and $697 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model. The acquisition was accounted for using the purchase method of accounting, as required by Statement of Financial Accounting Standard No. 141, “Business Combinations” (“SFAS No. 141”). The fair market value of SigValue’s assets and liabilities has been included in the Company’s consolidated balance sheets and the results of SigValue’s operations are included in the Company’s consolidated statements of operations, commencing on February 8, 2007. The total purchase price was allocated to SigValue’s assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was determined by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $27,436 of acquired identifiable intangible assets (which represents 86% of total identifiable intangible assets), $2,666 was assigned to in-process research and development. The in-process

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

research and development was written-off as of the closing date of the acquisition, in accordance with Financial Accounting Standards Board Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.” The in-process research and development had no alternative future use and had not reached technological feasibility as such date. The fair value assigned to core technology was $19,513 and is being amortized over four years commencing on February 8, 2007. The fair value assigned to customer arrangements was $4,775 and is being amortized over six years commencing on February 8, 2007 based on pro-rata amounts of the future discounted cash flows. The fair value assigned to trademarks was $482 and is being amortized over two years commencing on February 8, 2007. The amount of the purchase price that exceeded 86% of the fair value of the net assets and identifiable intangibles acquired, or goodwill, was $28,971, of which none is tax deductible.

As described above, prior to the acquisition the Company’s ownership interest in SigValue was 14%, and therefore the Company accounted for the investment in SigValue under the cost method. In the second quarter of 2007, the Company recognized its 14% share in SigValue’s results from the time it first acquired an ownership interest in SigValue through the acquisition of 100% ownership of SigValue on February 7, 2007. The Company’s share in SigValue’s pre-acquisition results was income of $1,916, which is included in restructuring charges, in-process research and development and other.

Cramer

In August 2006, the Company acquired all of the capital stock of Cramer Systems Group Limited (“Cramer”), a privately-held leading provider of operations support systems (OSS) solutions. This acquisition enabled the Company to leverage and greatly enhance its assets in the BSS (business support systems) and OSS market.

The aggregate purchase price for Cramer was $420,997 which consisted of $412,402 in cash (including cash on hand), $2,228 related to the assumption of stock options and restricted shares held by Cramer employees and $6,367 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the fair value of the restricted shares was valued based on the market value of the underlying shares at the date of grant. Please see Note 17 to the consolidated financial statements. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Cramer assets and liabilities has been included in the Company’s consolidated balance sheets and the results of Cramer’s operations have been included in the Company’s consolidated statements of income, commencing on August 15, 2006. The total purchase price was allocated to Cramer’s assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was determined by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $177,203 of acquired identifiable intangible assets, $17,310 was assigned to in-process research and development related to the next two major releases of Cramer’s current technology. The in-process research and development was written-off as of the closing date of the acquisition, in accordance with Financial Accounting Standards Board Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.” The in-process research and development had no alternative future use and had not reached technological feasibility as of such date. The fair value assigned to core technology was $88,690 and is being amortized over five years commencing on August 15, 2006. The fair value assigned to customer arrangements was $69,043 and is being amortized over seven years commencing on August 15, 2006 based on pro-rata amounts of the future discounted cash flows. The fair value assigned to trademarks was $2,160 and is being amortized over two years commencing on August 15, 2006. The excess of the purchase price over the fair value of the net assets and identifiable intangibles acquired, or goodwill, was $263,334 of which none is tax deductible. During fiscal 2007, the Company revised

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

the allocation of the purchase price as it obtained more information and changed its estimates related to the tax basis of assumed liabilities and related to certain other acquired assets and assumed liabilities. The revised purchase price allocation resulted in a net decrease of $5,783 in goodwill. During fiscal 2008, the Company determined that it should have established a valuation allowance related to certain net operating losses that existed at the acquisition date. As a result, the Company adjusted purchase accounting to reflect a $19,653 increase in the tax valuation allowance and in goodwill.

Qpass

In May 2006, the Company acquired all of the capital stock of Qpass Inc. (“Qpass”), a leading provider of digital commerce software and solutions. This acquisition has allowed the Company to support service providers and media companies seeking to launch and monetize digital content, and the Company believes that this acquisition positioned it as a leader in the emerging digital content market.

The aggregate purchase price for Qpass was $280,984, which consisted of $274,024 in cash, $2,405 related to the assumption of stock options held by Qpass employees and $4,555 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model. Please see Note 17 to the consolidated financial statements. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Qpass assets and liabilities has been included in the Company’s consolidated balance sheets and the results of Qpass’s operations have been included in the Company’s consolidated statements of income, commencing on June 1, 2006. The total purchase price was allocated to Qpass’s assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was determined by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $72,981 of acquired identifiable intangible assets, $8,340 was assigned to in-process research and development and was written-off as of the closing date of the acquisition, in accordance with Financial Accounting Standards Board Interpretation No. 4. The in-process research and development had no alternative future use and had not reached technological feasibility as of such date. The fair value assigned to core technology was $28,060 and is being amortized over 3 to 4.5 years commencing on June 1, 2006. The fair value assigned to customer arrangements was $36,581 and is being amortized over seven years commencing on June 1, 2006. The excess of the purchase price over the fair value of the net liabilities and identifiable intangibles acquired, or goodwill, was $234,737 of which none is tax deductible. During fiscal 2007, within the one-year allocation period, the Company revised the allocation of the purchase price as it obtained more information and changed its estimates related to certain acquired assets and assumed liabilities. The revised purchase price allocation resulted in a net decrease of $3,718 in goodwill.

Pro forma financial information

Set forth below are the unaudited pro forma revenue, operating income, net income and per share figures for the years ended September 30, 2006 as if Cramer had been acquired as of October 1, 2005, excluding the

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

capitalization of research and development expense, write-off of purchased in-process research and development and other acquisition related costs:

Year ended
September 30,
2006

Revenue	$2,575,703
Operating income	321,333
Net income	297,746
Basic earnings per share	1.47
Diluted earnings per share	1.38

Pro forma information regarding the Company’s consolidated statements of income for the years ended September 30, 2007 and 2006 to reflect the SigValue and Qpass acquisitions is not presented, as these acquisitions are not considered material business combinations.

Note 4 — Short-Term Interest-Bearing Investments

Short-term interest-bearing investments consist of the following:

	Amortized Cost		Market Value
	As of September 30,		As of September 30,
	2008	2007	2008	2007

U.S. government treasuries	$119,825	$40,546	$121,065	$40,990
U.S. agencies	112,396	108,468	113,250	109,789
Corporate bonds	103,578	111,329	101,886	111,273
Asset backed obligations	71,651	155,358	69,179	154,646
Mortgages (including government and corporate)	66,362	102,128	58,677	101,739
Commercial paper/CD	61,578	45,342	61,471	45,342

	535,390	563,171	525,528	563,779
Unrealized gain (loss)	(9,862)	608	—	—

Total	$525,528	$563,779	$525,528	$563,779

The gross unrealized losses related to short-term interest-bearing investments were primarily due to credit market conditions and changes in market prices. The Company has determined that the gross unrealized losses on short-term interest-bearing investments as of September 30, 2008 are temporary in nature. The Company reviews various factors in determining whether it should recognize an impairment charge for its short-term interest-bearing investments, including its intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. Based on the Company’s considerations of these factors, the other-than-temporary impairment on its short-term interest-bearing investments was immaterial in fiscal years 2008, 2007 and 2006.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

As of September 30, 2008, short-term interest-bearing investments had the following maturity dates:

Market Value

2009	$164,634
2010	164,243
2011	54,434
2012	20,722
Thereafter	121,495

$525,528

Note 5 —	Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of September 30,
	2008	2007

Accounts receivable — billed	$560,064	$457,393
Accounts receivable — unbilled	48,264	43,870
Less — allowances	(34,564)	(27,416)

Accounts receivable, net	$573,764	$473,847

Note 6 —	Equipment, Vehicles and Leasehold Improvements, Net

Components of equipment, vehicles and leasehold improvements, net are:

	As of September 30,
	2008	2007

Computer equipment	$671,126	$574,294
Vehicles furnished to employees	372	3,363
Leasehold improvements	144,319	127,707
Furniture and fixtures	51,048	48,814

	866,865	754,178
Less accumulated depreciation	(549,784)	(470,339)

	$317,081	$283,839

Total depreciation expense on equipment, vehicles and leasehold improvements for fiscal years 2008, 2007 and 2006, was $103,740, $85,916 and $75,964, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 7 —	Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill (please also see Note 3 to the consolidated financial statements):

As of October 1, 2006	1,461,606
Goodwill resulted from SigValue acquisition	28,707
Increase in goodwill as a result of additional purchase price in connection with 2005 acquisition	8,139
Decrease in Cramer goodwill as a result of a purchase price allocation adjustments	(5,783)
Decrease in Qpass goodwill as a result of a purchase price allocation adjustments	(3,718)
Other	181

As of September 30, 2007	1,489,132
Increase in Cramer goodwill as a result of valuation allowance of pre-existing losses adjustment	19,653
Other(1)	17,586

As of September 30, 2008	$1,526,371

(1)	Represents goodwill related primarily to immaterial acquisitions.

The following table presents the amortization expense of the Company’s purchased intangible assets included in each financial statement caption reported in the consolidated statements of income:

	Year ended September 30,
	2008	2007	2006

Cost of license	$—	$2,402	$2,620
Cost of service	849	—	—
Amortization of purchased intangible assets	86,687	74,959	37,610

Total	$87,536	$77,361	$40,230

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and there was no impairment at the annual impairment test dates.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table presents details of the Company’s total purchased intangible assets:

	Estimated
	useful life		Accumulated
	(in years)	Gross	Amortization	Net

September 30, 2008
Core technology	3-7	$290,648	$(175,989)	$114,659
Customer arrangements	6-15	267,938	(123,734)	144,204
Intellectual property rights and purchased computer software	3-10	51,996	(51,996)	—
Other	2	15,407	(3,719)	11,688

Total		$625,989	$(355,438)	$270,551

September 30, 2007
Core technology	3-5	$263,790	$(126,095)	$137,695
Customer arrangements	6-15	252,930	(88,440)	164,490
Intellectual property rights and purchased computer software	3-10	51,996	(51,996)	—
Trademarks	2	2,642	(1,371)	1,271

Total		$571,358	$(267,902)	$303,456

The estimated future amortization expense of purchased intangible assets as of September 30, 2008 is as follows:

Amount

Fiscal year:
2009	$78,902
2010	67,446
2011	45,903
2012	21,827
2013	14,829
Thereafter	41,644

Total	$270,551

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 8 —	Other Noncurrent Assets

Other noncurrent assets consist of the following:

	As of September 30,
	2008	2007

Funded employee benefit costs(1)	$115,874	$87,938
Managed services deferred costs(2)	81,402	70,438
Long term accounts receivable-unbilled	47,055	20,322
Prepaid maintenance and other	7,231	10,733
Rent and other deposits	8,146	8,372
Other	12,592	8,863

	$272,300	$206,666

(1)	Please see Note 15 to the consolidated financial statements.

(2)	Please see Note 2 to the consolidated financial statements.

Note 9 —	Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year ended September 30,
	2008	2007	2006

Current	$36,341	$66,780	$42,290
Deferred	2,304	(23,718)	12,947

	$38,645	$43,062	$55,237

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Deferred income taxes are comprised of the following components:

	As of September 30,
	2008	2007

Deferred tax assets:
Deferred revenue	$13,905	$22,766
Accrued employee costs	56,780	52,544
Equipment, vehicles and leasehold improvements, net	2,544	12,371
Intangible assets, computer software and intellectual property	26,692	19,886
Net operating loss carryforwards	160,140	122,969
Other	68,291	80,101

Total deferred tax assets	328,352	310,637
Valuation allowances	(76,481)	(33,251)

Total deferred tax assets, net	251,871	277,386

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(47,029)	(50,618)
Equipment, vehicles and leasehold improvements, net	(4,573)	(3,817)
Intangible assets, computer software and intellectual property	(103,944)	(102,603)
Managed services costs	(16,097)	(16,086)
Other	(22,034)	(12,752)

Total deferred tax liabilities	(193,677)	(185,876)

Net deferred tax assets	$58,194	$91,510

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year ended September 30,
	2008	2007	2006

Statutory Guernsey tax rate	0%	20%	20%
Guernsey tax-exempt status	—	(20)	(20)
Foreign taxes	9	11	15

Effective income tax rate	9%	11%	15%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. Tax legislation recently enacted in Guernsey with effect from January 1, 2008 repealed the exemption that the Company previously utilized, and subjects the Company to a corporate tax rate of zero percent, which has not affected the Company’s overall effective tax rate.

During fiscal 2008, the net increase in valuation allowances was $43,230, which related to the uncertainty of realizing tax benefits primarily for net capital and operating loss carryforwards related to certain of its subsidiaries. When realization of the tax benefits associated with such losses is deemed more likely than not, the valuation allowance will be released through income taxes or through goodwill when it relates to a business combination.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The period before which $4,449 of these loss carryforwards expires is up to 20 years and the remainder of the losses do not expire. The Company recorded $26,208 of the valuation allowance in connection with fiscal 2006 and 2008 acquisitions. During fiscal 2008, the Company recorded a deferred tax asset for carryforward losses relating to one of its subsidiaries as the statute of limitation related to the fiscal years in which these losses had occurred lapsed. This deferred tax asset was partially offset by a valuation allowance.

During fiscal 2007, the net change in valuation allowances was $3,916, which related to the uncertainty of realizing tax benefits for net capital and operating loss carryforwards related to certain of its subsidiaries. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes or through goodwill when it relates to a business combination. The period of $5,745 of these loss carryforwards is up to 20 years and the remainder of the losses do not expire. The Company recorded $5,667 of the valuation allowance in connection with fiscal 2006 acquisitions. During fiscal 2007, the Company released certain valuation allowances in connection with the Company’s estimation that carryforward losses related to one of its subsidiaries will be realized through future taxable earnings. The decrease in the valuation allowance was partially offset by an increase in tax reserves for this same subsidiary.

On October 1, 2007, the Company adopted FIN No. 48 which prescribes a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. The adoption of FIN No. 48 did not result in a change to the Company’s retained earnings. The total amount of gross unrecognized tax benefits as of the date of adoption, which includes interest and penalties, was $108,929, of which $105,473 would affect the Company’s effective tax rate if realized. The Company historically classified unrecognized tax benefits in current income taxes payable. In implementing FIN No. 48, the Company has reclassified unrecognized tax benefits for which the Company does not anticipate making payment within one year to long-term income taxes payable.

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

Balance at October 1, 2007	$108,929
Additions based on tax positions related to the current year	19,280
Net additions for tax positions of prior years	1,142
Settlements with tax authorities(1)	(43,080)
Lapse of statute of limitations	(499)

Balance at September 30, 2008	$85,772

(1)	As a result of settlements of certain tax matters during fiscal, 2008, the amount of gross unrecognized tax benefits was reduced by $43,080 (including interest), of which $13,185 was recorded as tax payable. The statute of limitations applicable to some of the items released as a result of these settlements would have been lapsed during 2008.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $85,772 as of September 30, 2008, of which $81,825 would affect the effective tax rate if realized.

The Company’s policy of including interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes on the consolidated statements of income did not change as a result of implementing FIN No. 48. As of the date of adoption of FIN No. 48, the Company had accrued $17,530 in income taxes payable for interest and penalties relating to unrecognized tax benefits. As of September 30, 2008, the Company has accrued $13,997 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $1,596 of net interest and penalties income was recognized in the statement of operation in fiscal 2008.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The Company is currently under audit in several jurisdictions for the tax years 2001 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

Within the next 12 months the Company believes that the amount of unrecognized tax benefits will increase in the ordinary course of business, in addition it is reasonably possible that the amount of unrecognized tax benefits will decrease by $13,526 as a result of lapse of statute of limitations in jurisdictions in which the Company operates.

Note 10 —	Financing Arrangements

The Company’s financing transactions are described below:

In November 2007, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of the company’s ordinary shares that it may consider from time to time. The interest rate for borrowings under the credit facility is chosen at our option (from several pre-defined alteratives) and depends on circumstances of any advance and is based on the Company’s credit ratings. As of September 30, 2008 the Company was in compliance with specified financial covenants that the agreement imposes on it and had not borrowed against this facility. However, during the first quarter of fiscal 2009, the Company borrowed $100,000 under the credit facility which accrues interest at rate that is equal to Libor plus 35 basis points margin, and used the proceeds to repurchase $100,000 aggregate principal amount of its 0.50% Convertible Senior Notes at an average price of 98% of the principal amount excluding accrued interest and transaction fees.

As of September 30, 2008, the Company had outstanding letters of credit and bank guarantees of $5,183. These were mostly supported by a combination of the credit facilities and restricted cash balances that the Company maintains with various banks. In addition, as of September 30, 2008, the Company had outstanding short-term loans totaling $1,467 secured by certain pledges and guarantees.

Note 11 —	Convertible Notes

In March 2004, the Company issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due 2024 (the “0.50% Notes”) through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Company is obligated to pay interest on the 0.50% Notes semi-annually on March 15 and September 15 of each year. The 0.50% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company. The 0.50% Notes are convertible, at the option of the holders at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 23.1911 shares per one thousand dollars principal amount, representing a conversion price of approximately $43.12 per share, as follows: (i) during any fiscal quarter commencing after March 31, 2004, and only during that quarter if the closing sale price of the Company’s ordinary shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the proceeding fiscal quarter (initially 130% of $43.12 or $56.06); (ii) upon the occurrence of specified credit rating events with respect to the notes; (iii) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of the Company’s ordinary shares and the conversion rate; provided, however, holders may not convert their notes (in reliance on this subsection) if on any trading day during such measurement period the closing sale price of the Company’s ordinary shares was between 100% and 130% of the then current conversion price of the notes (initially, between $43.12 and $56.06); (iv) if the notes have been called for redemption, or (v) upon the occurrence of specified corporate events.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The 0.50% Notes are subject to redemption at any time on or after March 20, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, on such redemption date. The 0.50% Notes are subject to repurchase, at the holders’ option, on March 15, 2009, 2014 and 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date (“Put Rights”). The Company may choose to pay the repurchase price in cash, ordinary shares or a combination of cash and ordinary shares.

During the first quarter of fiscal 2009, the Company repurchased $100,000 aggregate principal amount of the 0.50% Notes at an average price of 98% of the principal amount excluding accrued interest and transaction fees.

The FASB issued an exposure draft that would amend SFAS No. 128 to require that, if a convertible financial instrument has an option to settle a required redemption in cash or shares, the assumption is the option would be settled in shares and therefore the “if converted” method should be applied based on the current share price and not according to the conversion price (the current accounting guidelines) when computing diluted earnings per share. The Board of Directors has authorized the Company to amend the 0.50% Notes by waiving its right to a share settlement upon exercise of Put Rights and committing to a cash settlement. If the Company amends the 0.50% Notes as authorized by its Board of Directors, then the expected new accounting rule would have no impact on the Company’s consolidated financial results.

Note 12 —	Noncurrent Liabilities and Other

Noncurrent liabilities and other consist of the following:

	As of September 30,
	2008	2007

Accrued employees costs(1)	$172,340	$137,167
Noncurrent customer advances	19,349	13,018
Accrued pension liability(2)	19,194	22,281
Accrued print and mail obligation	6,980	10,468
Accrued lease obligations	5,730	8,729
Other	3,707	4,983

	$227,300	$196,646

(1)	Primarily severance pay liability in accordance with Israeli law. Please see Note 15 to the consolidated financial statements.

(2)	Relates to funded status of non-contributory defined benefit plans. Please see Note 15 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 13 —	Interest income and other, net

Interest income and other, net consists of the following:

	Year ended September 30,
	2008	2007	2006

Interest income	$42,839	$49,138	$50,962
Interest expense	(6,772)	(6,540)	(5,433)
Foreign exchange (loss) gain	(18,856)	9,232	(1,155)
Other, net	(5,256)	(1,264)	(2,633)

	$11,955	$50,566	$41,741

Note 14 —	Contingencies

Commitments

The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2008 are as follows:

For the years ended September 30,

2009	$54,652
2010	49,393
2011	40,446
2012	18,795
2013	15,218
Thereafter	16,755

$195,259

Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $4,022, $3,283, $3,217, $2,624, and $1,712 for the years ended September 30, 2009, 2010, 2011, 2012 and 2013 and thereafter, respectively.

Rent expense net of sublease income, including accruals for future lease losses, was approximately $39,572, $42,209 and $41,088 for fiscal 2008, 2007 and 2006, respectively.

The Company leases vehicles under operating leases. Future minimum non-cancelable lease payments required after October 1, 2008 are as follows:

For the years ended September 30,

2009	$16,891
2010	12,375
2011	4,103

$33,369

Legal Proceedings

The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Guarantor’s Accounting and Disclosure Requirements for Guarantees

The Company generally sells its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2008, 2007 and 2006.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

Note 15 —	Employee Benefits

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included as accrued employee costs in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. These severance expenses were approximately $26,085, $28,832 and $26,403 for fiscal 2008, 2007 and 2006, respectively.

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal 2008, 2007 and 2006 under such plans were not material compared to total operating expenses.

In September 2006, SFAS No. 158 was issued which requires plan sponsors of defined benefit pension and other postretirement benefit plans to recognize the funded status of such plans in the balance sheet, measure the fair value of plan assets and benefit obligations as of the date of the balance sheet and provide additional disclosures.

The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post employment benefits for employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees and expected health care costs.

The fair value of the employee benefit plans’ assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experience gains and losses. Past service costs, which may arise from plan amendments, are amortized on a straight-line basis over the average remaining service period of the employees who were active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

The pension and other benefits costs in fiscal 2008, 2007 and 2006 were $1,213, $1,237 and $3,193, respectively.

Note 16 —	Capital Transactions

In August 2007, the Company announced that its board of directors had authorized a share repurchase plan allowing the repurchase of up to $400,000 of its outstanding ordinary shares. The authorization permits

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. In fiscal 2008, the Company repurchased 8,370 ordinary shares at an average price of $30.45 per share (excluding broker and transaction fees). As of September 30, 2008, the Company may repurchase up to $95,308 of its ordinary shares under the share repurchase plan.

Note 17 —	Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. In January 2008, the maximum number of ordinary shares authorized to be granted under the Plan was increased from 46,300 to 55,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the years ended September 30, 2008, 2007 and 2006:

	Number of
	Share	Weighted Average
	Options	Exercise Price

Outstanding as of October 1, 2005	25,807.4	$26.91
Granted(1)	4,812.1	29.41
Exercised	(5,869.5)	18.24
Forfeited	(1,956.0)	34.42

Outstanding as of September 30, 2006	22,794.0	29.02
Granted	2,830.2	35.92
Exercised	(3,970.1)	18.80
Forfeited	(1,197.6)	34.77

Outstanding as of September 30, 2007	20,456.5	31.62
Granted	5,631.1	33.05
Exercised	(2,051.7)	18.31
Forfeited	(1,648.2)	35.85

Outstanding as of September 30, 2008	22,387.7	$32.89

Exercisable on September 30, 2008	12,995.6	$33.00

(1)	Includes options to purchase 297.6 ordinary shares assumed in connection with the Company’s acquisition of Qpass at weighted average exercise price of $8.01, and options to purchase 161.0 ordinary shares assumed in connection with the Company’s acquisition of Cramer at weighted average exercise price of $6.50.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table summarizes information relating to awards of restricted shares, as well as changes during the years ended September 30, 2008, 2007 and 2006:

		Weighted Average
	Number of	Grant Date Fair
	Shares	Value

Outstanding as of October 1, 2005	133.8	$26.43
Granted(1)	747.4	33.22
Vested	(94.9)	26.43
Forfeited	(6.0)	32.12

Outstanding as of September 30, 2006	780.3	32.89
Granted	468.1	37.04
Vested	(235.8)	33.76
Forfeited	(57.5)	36.43

Outstanding as of September 30, 2007	955.1	34.50
Granted	611.1	32.53
Vested	(321.5)	32.81
Forfeited	(139.6)	35.45

Outstanding as of September 30, 2008	1,105.1	$33.78

(1)	Includes 156.8 restricted shares assumed in connection with the Company’s acquisition of Cramer at weighted average grant date fair value of $40.70 per share.

The total intrinsic value of options exercised and the value of restricted shares vested during fiscal 2008 was $27,931 and $10,228, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2008 was $41,099 and $35,905, respectively.

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for fiscal 2008, 2007 and 2006 was $5,903, $8,633 and $5,575, respectively.

As of September 30, 2008, there was $57,584 of unrecognized compensation expense related to nonvested stock options and nonvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table summarizes information about stock options outstanding as of September 30, 2008:

Outstanding				Exercisable
		Weighted Average
		Remaining
		Contractual	Weighted		Weighted
Exercise	Number	Life	Average	Number	Average
Price	Outstanding	(in Years)	Exercise Price	Exercisable	Exercise Price

$0.38 — 4.76	87.7	6.23	$2.41	77.2	$2.58
6.40 — 18.60	803.7	4.25	13.32	785.4	13.38
19.78 — 22.75	2,018.7	5.70	21.98	1,608.7	21.99
23.43 — 26.65	2,189.6	3.71	24.94	1,855.8	24.69
27.30 — 29.91	2,381.5	7.17	28.21	1,401.4	27.94
30.12 — 32.15	3,482.5	4.85	31.23	2,716.5	31.18
32.31 — 33.16	3,628.1	9.17	33.06	20.4	33.05
33.50 — 34.96	2,434.0	6.48	34.44	1,206.4	34.13
35.45 — 39.82	2,643.9	8.43	37.34	605.8	38.48
43.10 — 65.01	2,424.7	2.21	52.58	2,424.7	52.58
66.25 — 78.31	293.3	1.86	69.78	293.3	69.78

Employee equity-based compensation pre-tax expense under SFAS No. 123(R) for the years ended September 30, 2008 and 2007 was as follows:

	Year ended September 30,
	2008	2007	2006

Cost of service	$23,547	$25,418	$18,042
Research and development	4,714	6,574	4,711
Selling, general and administrative	29,229	21,595	23,425

Total	$57,490	$53,587	$46,178

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year ended September 30,
	2008	2007	2006

Risk-free interest rate(1)	3.23%	4.57%	4.56%
Expected life of stock options(2)	4.32	4.43	4.37
Expected volatility(3)	33.3%	31.6%	34.9%
Expected dividend yield(4)	None	None	None
Fair value per option(5)	$10.45	$12.65	$13.36

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.

(2)	Expected life of stock options is based upon historical experience.

(3)	Expected volatility for fiscal years 2008, 2007 and 2006 is based on blended volatility.

(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

(5)	Fiscal 2006 includes fair value of options assumed in connection with the Company’s acquisitions of Qpass and Cramer. Please see Note 3 to the consolidated financial statements. Fiscal 2006 fair value is $11.34, excluding Qpass and Cramer assumed options.

Note 18 —	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended September 30,
	2008	2007	2006

Numerator:
Numerator for basic earnings per share	$378,906	$364,937	$318,636
Effect of assumed conversion of 0.50% convertible notes	3,940	3,940	3,948

Numerator for diluted earnings per share	$382,846	$368,877	$322,584

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	206,590	207,846	203,194
Restricted stock	380	373	141
Effect of assumed conversion of 0.50% convertible notes	10,436	10,436	10,436
Effect of dilutive stock options granted	2,200	4,601	4,763

Denominator for dilutive earnings per share — adjusted weighted average shares and assumed conversions	219,606	223,256	218,534

Basic earnings per share	$1.83	$1.76	$1.57

Diluted earnings per share	$1.74	$1.65	$1.48

The effect of the 0.50% Notes issued by the Company in March 2004 on diluted earnings per share was included in the above calculation. Please see Note 2 to the consolidated financial statements.

The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

Note 19 —	Segment Information and Sales to Significant Customers

The Company and its subsidiaries operate in one operating segment, providing software products and services for the communications, media and entertainment industry.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Geographic Information

The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

	Year ended September 30,
	2008	2007	2006

Revenue
United States	$1,762,210	$1,482,668	$1,319,261
Canada	405,569	400,530	406,941
Europe	548,027	609,170	539,784
Rest of the world	446,290	343,805	214,064

Total	$3,162,096	$2,836,173	$2,480,050

	As of September 30,
	2008	2007	2006

Long-lived Assets(1)
United States	$153,739	$137,160	$98,607
Israel	56,130	52,717	47,315
India	39,208	33,159	22,190
Europe	33,165	23,665	13,098
Rest of the world	34,839	37,138	39,080

Total	$317,081	$283,839	$220,290

(1)	Includes equipment, vehicles and leasehold improvements.

Revenue and Customer Information

Customer experience systems includes the following offerings: revenue management (billing and charging, mediation, and partner settlement), customer management (contact center and agent interaction, service and support, sales and ordering, and online and self-directed interactions), service and resource management (OSS) (network planning, service fulfillment, service assurance and inventory and discovery) digital commerce and service delivery (digital commerce, search and digital advertising, open services and service delivery and control), information management (product management and customer data integration) and foundation (application framework, operational framework and delivery framework). Customer experience systems also includes a comprehensive line of services such as consulting, delivery and managed services, system implementation, integration, modification, consolidation, modernization and ongoing support, enhancement and maintenance services. Directory includes directory sales and publishing systems and related services for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

	Year ended September 30,
	2008	2007	2006

Customer experience systems	$2,894,335	$2,551,718	$2,201,245
Directory	267,761	284,455	278,805

Total	$3,162,096	$2,836,173	$2,480,050

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Sales to Significant Customers

The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

	Year ended September 30,
	2008	2007	2006

Customer 1	28%	22%	23%
Customer 2	12	15	13
Customer 3	10	11	14

Note 20 —	Operational Efficiency and Cost Reduction Programs

In accordance with SFAS No. 112 “Employers’ Accounting for Post Employment Benefits” (“SFAS No. 112”) and SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), the Company recognized a total of $12,116, $6,011 and $0 in restructuring charges in fiscal 2008, 2007 and 2006, respectively.

In the quarter ended September 30, 2008, the Company commenced a series of measures designed to improve efficiency and align its operational structure to its expected future growth. As part of this plan, the Company recorded a charge of $12,116, consisting of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world. Approximately $1,926 of the total charge had been paid in cash as of September 30, 2008.

In the quarter ended March 31, 2007, the Company commenced a series of measures designed to align its operational structure to its expected future growth and to improve efficiency. As part of this plan, the Company recorded a charge of $6,011, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and for facility related costs. Approximately $5,322 of the total charge had been paid in cash as of September 30, 2008. The facility related costs are expected to be paid through May 2013.

The restructuring accrual for this cost reduction program is comprised of the following as of September 30, 2008:

	Employee
	Separation
	Costs	Facilities	Total

Balance as of October 1, 2007	$201	$1,100	$1,301
Cash payments	(153)	(401)	(554)
Non-cash	—	(447)	(447)

Balance as of September 30, 2008	$48	$252	$300

The following describes restructuring actions the Company initiated in fiscal 2005:

In connection with the acquisition of DST Innovis, Inc. and DST Interactive, Inc. (collectively, “DST Innovis”) in fiscal 2005, the Company commenced integration activities with respect to the DST Innovis business based on a plan to exit specific research and development activities and to terminate employees

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

associated with these activities. The liabilities associated with this plan, which were recorded as part of the purchase accounting, are presented in the following table:

	Contractual
	Obligations	Other	Total

Balance as of October 1, 2007	$4,247	$112	$4,359
Cash payments	(630)	—	(630)
Non-cash adjustments	(3,576)	(112)	(3,688)

Balance as of September 30, 2008	$ 41	$—	$ 41

Note 21 —	Financial Instruments

The Company enters into forward contracts and options to purchase and sell foreign currencies to reduce the net exposure associated with revenue denominated in a foreign currency and net exposure associated with anticipated expenses (primarily personnel costs) in non-U.S. dollar-based currencies and designates these for accounting purposes as cash flow hedges. The Company also may enter into forward contracts to sell foreign currency in order to hedge its exposure associated with some firm commitments from customers in non-U.S. dollar-based currencies and designates these for accounting purposes as fair value hedges. As of September 30, 2008 and 2007, the Company had no outstanding fair value hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company also enters into forward contracts that are not designated as hedging instruments under SFAS No. 133 and are used to offset the effect of exchange rates on certain assets and liabilities and certain revenue and expense that are not designated for accounting purposes as cash flow hedges. The Company does not engage in currency speculation. The Company currently enters into forward exchange contracts and options exclusively with major financial institutions. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years.

The hedges that are designated for accounting purposes as cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. The effective portion of the change in the fair value of forward exchange contracts or options, which are classified as cash flow hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings. Any residual change in fair value of the forward contracts, such as time value, excluded from effectiveness testing for hedges of estimated receipts from customers, is recognized immediately in “interest income and other, net.” Hedge ineffectiveness, if any, is also included in current period in earnings in “interest income and other, net.”

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

When hedge accounting is discontinued, and if the derivative remains outstanding, the Company will record the derivative at its fair value on the consolidated balance sheet, recognizing changes in the fair value in current period earnings in “interest income and other, net.” When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings in “interest income and other, net.”

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The Company has $260,382 net negative notional value foreign currency forward contracts and options maturing through 2009. Negative notional amounts represent forward contracts and options to buy foreign currency. Notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in calculation of cash settlements under the contracts. The fair value of the open contracts recorded by the Company in its consolidated balance sheets as an asset or a liability is as follows:

	As of September 30,
	2008	2007

Prepaid expenses and other current assets	$15,259	$6,492
Other noncurrent assets	28	10
Accrued expenses and other current liabilities	(23,517)	(6,494)
Noncurrent liabilities and other	—	(1,388)

Net fair value	$(8,230)	$(1,380)

A significant portion of the forward contracts and options outstanding as of September 30, 2008 are expected to mature within the next year.

During fiscal years 2008, 2007 and 2006, the gains or losses recognized in earnings for hedge ineffectiveness, excluding the time value portion excluded from effectiveness testing, were not material. During fiscal years 2008, 2007 and 2006, the Company recognized no material losses resulting from hedged forecasted cash flows that no longer qualified as cash flow hedges. All of the above gains or losses are included in “interest income and other, net.”

Derivatives gains and losses, which are included in other comprehensive income, are reclassified into earnings at the time the forecasted revenue or expenses are recognized. The Company estimates that a $5,196 net loss related to forward contracts and options that are included in other comprehensive income as of September 30, 2008 will be reclassified into earnings within the next twelve months. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

Note 22 —	Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,

2008
Revenue	$825,277	$820,288	$774,281	$742,250
Operating income	101,463	105,951	102,880	95,302
Net income	82,711	100,672	99,859	95,664
Basic earnings per share	0.40	0.49	0.48	0.46
Diluted earnings per share	0.38	0.46	0.46	0.44
2007
Revenue	$726,689	$712,091	$706,361	$691,032
Operating income	94,140	91,989	83,798	87,506
Net income	96,243	88,181	87,171	93,342
Basic earnings per share	0.46	0.42	0.42	0.45
Diluted earnings per share	0.43	0.40	0.40	0.42

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Valuation Allowances
		on Net
	Accounts Receivable	Deferred Tax
	Allowances	Assets

Balance as of September 30, 2005	$6,908	$14,302
Charged to costs and expenses	1,592	3,640	(1)
Charged to revenue	1,448	—
Charged to other accounts	4,406 (2)	11,393	(3)
Deductions	(2,279)	—

Balance as of September 30, 2006	12,075	29,335
Charged to costs and expenses	1,316	9,933	(4)
Charged to revenue	23,102	—
Charged to other accounts	27	5,667	(3)
Deductions	(9,104)	(11,684	)(5)

Balance as of September 30, 2007	27,416	33,251
Charged to costs and expenses	97	24,479	(6)
Charged to revenue	1,962	—
Charged to other accounts	7,607	26,208	(3)
Deductions	(2,518)	(7,457	)(5)

Balance as of September 30, 2008	$34,564	$76,481

(1)	Valuation allowances on deferred tax assets incurred during fiscal 2006.

(2)	Includes accounts receivable allowance of $4,406 acquired primarily as part of a 2006 acquisition.

(3)	Includes valuation allowances on deferred tax assets incurred primarily in connection with 2006 acquisitions.

(4)	Valuation allowances on deferred tax assets incurred during fiscal 2007.

(5)	Deductions in the valuation allowances on net deferred tax assets were released to income taxes on the consolidated statements of income.

(6)	Valuation allowances on deferred tax assets incurred during fiscal 2008.