Form 20-F
period 2009-09-30
AMDOCS LTD
filed 2009-12-07
CIK 1062579

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009

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

Ordinary Shares, par value £0.01 (Title of class)	205,079,239(1) (Number of shares)

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

Yes ☑               No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☑               No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.(Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐               No ☑

(1)	Net of 37,387,598 shares held in treasury. Does not include (a) 21,321,437 ordinary shares reserved for issuance upon exercise of stock options granted under our stock option plan or by companies we have acquired, and (b) 23,655 ordinary shares reserved for issuance upon conversion of outstanding convertible debt securities.

AMDOCS LIMITED

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2009

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified.

We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including, without limitation, each of the following: Amdocstm, Clarifytm, Cramertm, CEStm, Intentional Customer Experiencetm, OpenMarkettm, Qpasstm, JacobsRimelltm and ChangingWorldstm.

Forward Looking Statements

This Annual Report on Form 20-F contains forward-looking statements (within the meaning of the U.S. federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect,” “anticipate,” “believe,” “seek,” “estimate,” “project,” “forecast,” “continue,” “potential,” “should,” “would,” “could,” “intend” and “may,” and other words that convey uncertainty of future events or outcome. Statements that we make in this Annual Report that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; the loss of a significant customer; consolidation within the industries in which our customers operate; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth below under the caption “Risk Factors.”

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP, and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2009 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2009	2008	2007	2006	2005
	(in thousands, except per share data)

Statement of Operations Data:
Revenue	$2,862,607	$3,162,096	$2,836,173	$2,480,050	$2,038,621
Operating income	367,319	405,596	357,433	332,132	338,492
Net income	326,176	378,906	364,937	318,636	288,636
Basic earnings per share	1.61	1.83	1.76	1.57	1.44
Diluted earnings per share	1.58	1.74	1.65	1.48	1.35
Dividends declared per share	—	—	—	—	—

	2009	2008	2007	2006	2005

Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$1,173,041	$1,244,378	$1,179,280	$979,381	$1,145,563
Total assets	4,328,417	4,579,063	4,345,350	3,962,828	3,202,468
Long-term obligations
Convertible Senior Notes(1)	1,020	450,000	450,000	450,000	450,272
Long-term portion of capital lease obligations	510	356	—	—	—
Shareholders’ equity	3,213,053	2,805,191	2,600,243	2,154,165	1,656,452

(1)	During fiscal 2009, using proceeds from our revolving credit facility, we purchased $449.0 million aggregate principal amount of our 0.50% convertible notes at an average price of 99.5% of the principal amount, excluding accrued interest and transaction fees. As of September 30, 2009, $1.0 million principal amount of the notes remain as our obligations, due in 2024, in accordance with their terms.

			Additional
	Ordinary Shares		Paid-In
	Shares	Amount	Capital	Treasury Stock
	(in thousands)

Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2005	200,182	$3,644	$1,870,922	$(602,392)
Employee stock options exercised	5,869	106	106,853	—
Tax benefit of stock options exercised/cancelled	—	—	7,619	—
Issuance of restricted stock, net of forfeitures	742	13	—	—
Issuance of restricted stock and stock options related to acquisitions, net	—	—	4,634	—
Equity-based compensation expense related to employees	—	—	46,178	—
Reclassification of unearned compensation to additional paid in capital	—	—	(962)	—
Equity-based compensation expense related to non-employee stock options	—	—	65	—

Balance as of September 30, 2006	206,793	$3,763	$2,035,309	$(602,392)
Employee stock options exercised	3,970	79	74,576	—
Tax benefit of stock options exercised/cancelled	—	—	3,965	—
Repurchase of shares	(1,411)	—	—	(49,837)
Issuance of restricted stock, net of forfeitures	410	8	—	—
Issuance of stock options related to acquisitions, net	—	—	768	—
Equity-based compensation expense related to employees	—	—	53,587	—
Equity-based compensation expense related to non-employee stock options	—	—	29	—

Balance as of September 30, 2007	209,762	$3,850	$2,168,234	$(652,229)
Employee stock options exercised	2,052	41	37,527	—
Tax benefit of stock options exercised/cancelled	—	—	1,549	—
Repurchase of shares	(8,370)	—	—	(255,051)
Issuance of restricted stock, net of forfeitures	472	9	—	—
Equity-based compensation expense related to employees	—	—	57,490	—

Balance as of September 30, 2008	203,916	$3,900	$2,264,800	$(907,280)
Employee stock options exercised	1,289	23	27,863	—
Tax benefit of stock options exercised/cancelled	—	—	(1,484)	—
Repurchase of shares	(468)	—	—	(12,594)
Issuance of restricted stock, net of forfeitures	342	7	—	—
Equity-based compensation expense related to employees	—	—	42,911	—

Balance as of September 30, 2009	205,079	$3,930	$2,334,090	$(919,874)

Risk Factors

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

Developments in the communications industry, such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Although we are unable to determine what its full effects will be, the current worldwide economic turmoil has had, and may have further, adverse consequences for our customers and our business.

During adverse conditions in the business environment for communications companies, service providers often need to control operating expenses and capital investment budgets, which can adversely affect our business. For example, the recent business climate for communications companies has resulted in slowed customer buying decisions and price pressures that have increased pressure on our ability to generate revenue. These adverse market conditions have had a negative impact on our business by decreasing our new customer engagements and the size of initial spending commitments under those engagements, as well as decreasing the level of discretionary spending with existing customers. In addition, the slowdown in the buying decisions of service providers has extended our sales cycle period and limits our ability to forecast our flow of new contracts. If such adverse business conditions continue or arise again in the future, our business may be harmed.

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

The market for communications information systems is highly competitive and fragmented, and we expect competition to continue to increase. We compete with independent software and service providers and with the in-house IT and network departments of communications companies. Our main competitors include firms that provide IT services (including consulting, systems integration and managed services), software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services (such as Internet, wireline and wireless services, cable, satellite and service bureaus) and network equipment providers that offer software systems in combination with the sale of network equipment. Since our 2006 acquisition of Qpass Inc., which we refer to as Qpass, we also compete with companies that provide digital commerce software and solutions.

We believe that our ability to compete depends on a number of factors, including:

•	the development by others of software products that are competitive with our products and services,

•	the price at which others offer competitive software and services,

•	the ability of competitors to deliver projects at a level of quality that rivals our own,

•	the responsiveness of our competitors to customer needs, and

•	the ability of our competitors to hire, retain and motivate key personnel.

A number of our competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their abilities to address the needs of our existing or prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. We cannot assure you that we will be able to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, our results of operations and financial condition may be adversely affected.

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

Our business is dependent on a limited number of significant customers, of which AT&T was our largest in fiscal 2009, accounting for 33% of our revenue. In fiscal 2009, our two next largest customers were Bell Canada and Sprint Nextel, and certain of their subsidiaries, each of which accounted for approximately 10% of our revenue in fiscal 2009. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 76% of our revenue in fiscal 2009 and 75% of our revenue in fiscal 2008. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions.

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

It is a part of our business strategy to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. Since 1999, we have completed numerous acquisitions, which, among other things, have expanded our business into customer management and billing solutions for broadband media cable and satellite companies, as well as digital commerce software and solutions, enhanced our offerings in the operational support systems, or OSS, market, and enabled us to provide integrated billing and customer care systems in high-growth emerging markets. In the future, we may acquire other companies that we believe will advance our business strategy. We cannot assure you that suitable future acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that we will be able to complete otherwise favorable acquisitions because of antitrust or other regulatory concerns.

We cannot assure you that the acquisitions we have completed, or any future acquisitions that we may make, will enhance our products or strengthen our competitive position. We also cannot assure you that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. Any failure to recognize significant defects in the internal control policies of acquired companies or to properly integrate and retain personnel may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire and retain, and we could face increased costs to attract and retain our skilled workforce.

Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified personnel. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, if we were to obtain several new customers or implement several new large-scale projects in a short period of time, we may need to attract and train additional IT professionals at a rapid rate. We may face difficulties identifying and hiring qualified personnel. Our inability to hire and retain the appropriate personnel could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new customer contracts. In particular, wage costs in some of the countries in which we maintain development centers, such as Cyprus and India, have historically been significantly lower than wage costs in the United States, Europe and Israel for comparably-skilled professionals, although such costs are increasing. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive.

As a result of our entry into the digital commerce space, we now compete for high quality employees in that space’s limited and competitive talent market. In addition, recent cost containment measures undertaken in response to current business conditions, such as the relocation of projects to lower costs countries, may lead to greater employee attrition and increase the cost of retaining our most skilled employees. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge, organizational and leadership skills.

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

We have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue. Fluctuations may result from many factors, including:

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

We believe that the placement of customer orders may be concentrated in specific quarterly periods due to the time requirements and budgetary constraints of our customers. Although we recognize a significant portion of our revenue as projects are performed, progress may vary significantly from project to project, and we believe that variations in quarterly revenue are sometimes attributable to the timing of initial order placements. Due to the relatively fixed nature of certain of our costs, a decline of revenue in any quarter could result in lower profitability for that quarter. In addition, fluctuations in our quarterly operating results could cause significant fluctuations in the market price of our ordinary shares.

Our revenue, earnings and profitability are affected by the length of our sales cycle, and a longer sales cycle could adversely affect our results of operations and financial condition.

Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products and services typically also requires coordination and agreement across many departments within a potential customer’s organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. The lengthening of our sales cycle could reduce growth in our revenue. In addition, the lengthening of our sales cycle contributes to an increased cost of sales, thereby reducing our profitability.

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

For example, in the first quarter of fiscal 2009, the fourth quarter of fiscal 2008 and the second quarter of fiscal 2007, we undertook measures designed to improve efficiency and to align our operational structure to our expected level of future activities. As part of these plans, we recorded expenses of $15.1 million in fiscal 2009, $12.1 million in fiscal 2008 and $6.0 million in fiscal 2007, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and, in fiscal 2007, for rent obligations. From time to time in the past, we have undertaken similar cost reduction measures.

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

Our cash, cash equivalents and short-term interest-bearing investments totaled $1,173.0 million as of September 30, 2009. Our policy is to retain substantial cash balances in order to support our growth. Our short-term investments consist primarily of money market funds, U.S. government treasuries, U.S. agency securities and government guaranteed debt. Although we believe that we generally adhere to conservative investment guidelines, recent market turmoil has resulted in immaterial impairments of the carrying value of certain of our investment assets. Continuing adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

Bank failures or closings or further declines in the financial condition of U.S. or European banks or other financial institutions may adversely affect our normal financial operations, as well as our ability to secure additional credit facilities, if needed. The unavailability of additional credit may prevent us from executing our future business plans, including potential acquisitions.

We may be exposed to the credit risk of customers that have been adversely affected by weakened markets.

We typically sell our software and related services as part of long-term projects. During the life of a project, a customer’s budgeting constraints can impact the scope of a project and the customer’s ability to make required payments. In addition, adverse general business conditions may degrade the creditworthiness of our customers over time, and we can be adversely affected by bankruptcies or other business failures.

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

Although we have operations throughout the world, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, approximately 40% to 50% of our operating costs in fiscal 2009 were incurred outside the United States in other currencies. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. From time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

For example, during fiscal 2008, we recognized $18.9 million in foreign exchange losses under interest (expense) income and other, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with global economic turbulence beginning in the fourth quarter of fiscal 2008. Although our foreign exchange losses were less significant in fiscal 2009, we believe that foreign exchange rates may continue to present challenges in future periods.

In addition, a portion of our revenue (approximately 20% to 30% in fiscal 2009) is not incurred in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the dollar and the currencies in which such revenue is incurred may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

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

Of the development centers we maintain worldwide, our two largest development centers are located in Israel and India. In Israel, the centers are located in three different sites throughout Israel, and approximately 23% of our software and information technology workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

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

In 2004, we established a development center in India, and since 2005, we have expanded our operations in India, China and the Commonwealth of Independent States (including Russia). Conducting business in each of these countries involves unique challenges, including political instability, threats of terrorism, the transparency, consistency and effectiveness of business regulation, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations. We have development and other facilities at multiple locations in India, and approximately 28% of our software and information technology workforce is located in India. Recent terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region.

In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy approximately 40% of the island. Despite the admission of Cyprus into the European Union and recent improvements in the relations between the parties, discussions facilitated by the United Nations, the European Union and the United States have not resulted in a plan of reunification for Cyprus. Major hostilities between Cyprus and Turkey could have a material adverse effect on our development facility in Cyprus.

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

There can be no assurance that our effective tax rate of 10.9% for the year ended September 30, 2009 will not change over time as a result of changes in corporate income tax rates, or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate.

We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. For example, through subsidiaries, we operate development centers and a business processing operations center in India. In 2009, the corporation tax rate applicable in India on trading activities was 34%. Our subsidiaries in India operate under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, our subsidiaries in Pune are entitled to considerable corporate income tax reductions that reduce their current applicable tax rate to 17%, and our newly-established subsidiary in Delhi is currently entitled to a tax exemption. Such favorable tax treatment is applied, where applicable, on all income derived from such pre-approved information technology activity, provided the subsidiaries continue to meet the conditions required for such tax benefits. The benefits applicable to our subsidiaries based in Pune are scheduled to expire on April 1, 2011 and the benefits applicable to our Delhi subsidiary are scheduled to phase out over 15 years from the subsidiary’s establishment. Proposed changes in Indian tax law may reduce or eliminate the availability of the noted beneficial tax rates for our Indian subsidiaries. Please see “Item 10 — Additional Information — Taxation — Certain Indian Tax Considerations” for more information.

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

The market price of our ordinary shares has fluctuated widely and may continue to do so. From September 30, 2007 to November 30, 2009, our ordinary shares have traded as high as $38.03 and as low as $14.61 per share. As of November 30, 2009, the closing price of our ordinary shares was $26.43 per share. Many factors could cause the market price of our ordinary shares to rise and fall, including:

•	market conditions in the industry and the economy as a whole,

•	variations in our quarterly operating results,

•	changes in our backlog levels,

•	announcements of technological innovations by us or our competitors,

•	introductions of new products or new pricing policies by us or our competitors,

•	trends in the communications or software industries, including industry consolidation,

•	acquisitions or strategic alliances by us or others in our industry,

•	changes in estimates of our performance or recommendations by financial analysts,

•	changes in our shareholder base, and

•	political developments in the Middle East or other areas of the world.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. In the past, market fluctuations have, from time to time, particularly affected the market prices of the securities of many high technology companies. These broad market fluctuations could adversely affect the market price of our ordinary shares.

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

Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in Canada, Cyprus, India, Ireland, Israel and the United States.

We have pursued and may continue to pursue acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths. Since fiscal 2000, we have completed numerous acquisitions; our principal acquisitions since fiscal 2006 are summarized below:

Fiscal Year	Acquired Business	Description of Business

2006	Qpass	Software systems for digital commerce
2006	Cramer	Operation support software systems
2007	SigValue	Customer care, billing and service control systems for communications providers in high-growth emerging markets
2008	JacobsRimell	Fulfillment software for the broadband cable industry
2009	ChangingWorlds	Mobile device personalization technology
2010	jNetX	Service delivery platform provider

Our acquisitions have enabled us to expand our service offerings and our customer base and to enhance our ability to provide managed services solutions to our customers. Through acquisitions, we have also expanded our presence in growing and emerging communications markets, reinforcing our leadership in delivering a comprehensive portfolio of business software applications.

As the result of our acquisitions and organic growth in the size of our operations, our software and information technology workforce increased from 15,978 as of the end of fiscal 2007 to 17,100 as of the end of fiscal 2008, although our workforce has fluctuated with changes in business conditions. In light of the current economic downturn, we reduced our software and information technology workforce to 15,871 as of the end of fiscal 2009.

Our principal capital expenditures for fiscal 2009, 2008 and 2007 have been for computer equipment, for which we spent approximately $71.5 million, $113.2 million, and $117.3 million, respectively. Capital expenditures in fiscal 2009 were mainly attributable to investments in our operating facilities and our development centers around the world. We anticipate our principal capital expenditures in fiscal 2010 will consist of additional computer equipment, with the bulk of these expenditures for computer equipment to be located at our facilities in North America, Cyprus, India and Israel.

Business Overview

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers. Although our market focus has traditionally been primarily on Tier 1 and Tier 2 service providers in developed markets, we have also focused in the last several years on Tier 3 and 4 providers in developed markets and on providers in emerging markets, such as Latin America, China, the Commonwealth of Independent States, India and Southeast Asia.

We develop, implement and manage software and services associated with business support systems, or BSS, and operational support systems, or OSS, to enable service providers to introduce new products quickly, understand their customers more deeply, process orders more efficiently and support new business models. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the need of service providers to anticipate and respond to consumer demands. In a global communications industry impacted by the move toward convergence of services and devices and increasing network capacity, consumers expect immediate and constant connectivity to personalized services, information and applications. We refer to these developments as the evolution to the “Connected World.”

In established markets, service providers are transforming their businesses as they attempt to derive revenue and profit from IP-based digital content and commerce services, while confronting increased competition from non-traditional competitors, including major Internet companies and handset manufacturers. In emerging markets, many startup operations are introducing communications services to markets for the first time, coping with massive scale and rapid growth; other companies are undergoing consolidations as providers with global brands seek to do business in these new geographies. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe they will succeed in differentiating their offerings by delivering a customer experience that is simple, personal and valuable at every point of service. We refer to this type of customer experience as the “intentional customer experience.” We seek to address these market forces through a strategy of forward-looking product development and holistic, vertical integration encompassing all systems from the customer to the network. Our goal is to supply cost-effective, scalable software products and services that provide functionality and flexibility to service providers as they — and their markets — grow and change.

Industry Background

Communications Industry

Over the more than two decades that Amdocs has been in business, the global communications industry has changed — and continues to change — dramatically. Competition has increased as a result of deregulation in the United States, which effectively commenced with the historic break-up of AT&T in 1984, and the privatization of formerly government owned or controlled communications providers in many other countries. Consolidation has swept the world’s mature markets and continues in emerging markets. The emergence of technologies, such as Internet Protocol (IP), IP Multimedia Subsystem (IMS), worldwide interoperability for microwave access (WiMax), Long Term Evolution (LTE) and others, has enabled and accelerated the introduction of new products and services, which has led to the new, “open Internet,” enabling new, non-traditional players to emerge. In turn, these relatively new services, including content and IP-based services, have created an expectation of immediacy, personal relevance and ubiquity, and expanded the universe of participants involved in delivering them. We believe that, as a result of all these forces, industry players are seeking to compete by offering competitive prices, rapidly introducing to market new features and services and being more responsive to customer needs, as they evolve in real time, across different networks and geographies.

The business- and operational-support systems — or customer experience systems — upon which service providers depend are considered vital to achieving competitive advantage. Our customers are transforming their businesses by upgrading their existing systems and installing new systems to deliver new, next-generation, convergent services. We believe that service providers are looking for systems and services that reduce IT and operational costs and transformation risk, enhance customer management to increase average revenue and profitability per user, support customer retention, and enable rapid rollout of new marketing packages, advanced digital data services and new business models. In addition, these systems must have the ability to orchestrate end-to-end business processes and provide customers with single-contact, single-invoice solutions for their services.

As a result, we believe service providers require modular customer experience systems that provide the level of integration, flexibility and scalability they need to improve operational efficiency and to differentiate themselves from their competitors in an increasingly crowded marketplace. We recognize that some providers may choose to rely on their own internal resources to serve their customers and expand their service offerings. However, in order to implement efficient, flexible, cost-effective information systems on a timely basis, we find that many providers are looking to acquire customer experience systems from external vendors. To further save scarce capital and operating expenditure resources, many of these providers are investing in pre-configured open-architecture software products, which require limited customization, rather than highly-customized solutions. Additionally, some providers may choose to outsource the management of these systems as a way to reduce costs and focus internal resources on corporate competencies — delivering communication, media and entertainment services, rather than managing software systems. We believe these factors create significant opportunities for vendors of information technology software products and providers of managed services, such as Amdocs.

The Amdocs Offerings

We believe that our product-driven approach, commitment to and support of quality personnel and deep industry knowledge and expertise enable us to create and deliver effective offerings that are highly innovative, reliable and cost-effective. In addition, we offer software products that address the specific business needs of service providers. We believe that our success derives from a combination of the following factors that differentiate us from most of our competitors.

•	Software Products. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS and OSS. Our products enable service providers to centralize common information assets, such as customer, product and network resource data, align their business processes around the end customer and link subscriber-facing business processes and touch points across back-office and front-office systems. In addition, our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations. Amdocs CES (Customer Experience Systems) 7.5 provides the fourth generation of integration between our post-paid and pre-paid billing, customer relationship management (CRM) and ordering applications that are designed to enable our customers to achieve integrated customer management and deliver an intentional customer experience. Building on the CES 7.5 portfolio, in fiscal 2009, we released several products and solutions, including Amdocs Convergent Charging Turbo Edition and the Amdocs Mobile Money Solution; and prepackaged offerings, such as the BSS Pack, Carrier Ethernet Operational Product Pack and E-Billing StartPack that are preconfigured for fast, cost-effective deployment to support specific business processes.

The Amdocs CES 7.5 portfolio is based on an open architecture that is intended to provide the functionality, scalability, modularity and adaptability required by service providers in their dynamic, highly competitive markets. The open architecture is based on the principles of service-oriented architecture (SOA) and business process management, which helps to ensure our products operate together or as stand-alone applications within existing environments. We believe this flexibility enables our customers to achieve significant time-to-market advantages and reduces their dependence on technical and other personnel. In addition, our products are designed to uphold the prevailing industry standards set by standards bodies such as the TeleManagementtm Forum. Amdocs is an active, board-level member in the TeleManagement Forum and other industry forums.

•	Services. Our services include business consulting, systems integration and delivery services, managed services and product services to support the deployment and operations of our products. We combine deep industry knowledge, advanced methodologies, industry best practices and pre-configured tools to deliver consistent results and minimize our customers’ risks.

•	Solution Bundles and Packs. Building on products included in the Amdocs CES 7.5 portfolio, we offer bundled solutions of products (including those of Amdocs and third parties) and services that address specific business issues, such as subscriber profitability and segmentation, the identification of consumer segments to be targeted, and system strengths to be enhanced. “Packs” are turnkey versions of our products, designed for fast, lower-cost implementation, often deployed in emerging markets or by new market entrants in developed markets. We believe that these bundled and packaged offerings provide our customers with timely, cost-effective, relatively low-risk solutions to specific business issues at a consistent level of quality.

•	Experience. We are able to offer our customers superior products and services on a worldwide basis in large part because of our highly qualified and trained technical, sales, marketing, consulting and management personnel. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Leveraging this training and experience, we have developed a field-tested set of business processes, tools and methodologies that we apply to all ongoing product development and delivery activities. Based in significant part on the skills and knowledge of our workforce, we believe that we have developed a reputation for reliably delivering quality solutions.

Business Strategy

Our goal is to provide products, services and support to the world’s leading service providers, as they evolve to remain relevant and competitive in an increasingly connected world. We seek to accomplish our goal by pursuing the strategies described below.

•	Continued Focus on the Communications, Media and Entertainment Industry. We intend to continue to concentrate our main resources and efforts on providing customer experience systems to service providers in the communications, media and entertainment industry. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive customer experience systems required by the leading wireless, wireline, broadband cable and satellite companies. We consider our longstanding and continuing focus on this industry a competitive advantage.

•	Target Industry Leaders. We intend to continue to direct our marketing efforts principally toward the major service providers. We derive a substantial majority of our revenues from our customer base of major service providers in North America and Europe. We believe that the development of this premier customer base has helped position us as a market leader, while contributing to the core strength of our business. By targeting industry leaders that require the most sophisticated customer experience systems, we believe that we are better able to remain at the forefront of developments in the industry.

•	Continued Expansion into Emerging Markets. Through our acquisition of SigValue in fiscal 2007, our ongoing development efforts and our expansion into China, Latin America and Southeast Asia, we believe we have improved our ability to serve the needs of service providers operating in emerging markets where subscriber growth, principally for prepaid wireless service, is far greater than in more developed Western markets, but where average revenue per user is relatively low. Our prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this spectrum of emerging market providers require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust service delivery offerings, to complete customer experience systems.

•	Provide Customers with a Broad, Deep Portfolio of Integrated Products. We seek to provide our customers with a broad, yet vertically-integrated, portfolio of products to help them deliver an intentional customer experience. We seek to provide customer experience systems across the BSS and OSS domains and across multiple lines of business, often including wireline, wireless, broadband cable and satellite services. Integration of our systems is achieved through an open, service-oriented architecture, allowing our products to work well together and with third-party products. This holistic approach serves to support the world’s largest service providers throughout their various, often international operations. We believe that our ability to provide a broad, deep suite of products helps position us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

•	Leverage our Managed Services Capabilities. Managed services enable us to assume responsibility for the operation and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Managed services benefit our customers by affording them improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems, and by enabling them to focus on their own internal strengths, leaving systems concerns to us. Managed services also benefit us, as they can be a source of predictable revenue and long-term relationships.

•	Leverage our Consulting Capabilities. Our consulting services are mutually beneficial for Amdocs and our customers. Consulting engagements can lead to the sale of new licenses and additional services projects. In addition, our consultants’ experience in the field is channeled into our product development process, applying the best practices and business processes we have accumulated over more than 25 years to enhance the performance of our products and improve the success of future projects for our customers.

•	Maintain and Develop Long-Term Customer Relationships. We seek to maintain and develop long-term, mutually beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to their needs. We find that our most positive, productive customer relationships lead to additional product sales, as well as ongoing, long-term support, system enhancement and maintenance, and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships and the recurring revenue that such relationships produce provide a competitive advantage for us.

Products

Our product offerings consist of an extensive software portfolio that we have developed to provide comprehensive customer experience systems functionality for service providers. Our software systems support the full span of the customer lifecycle: revenue management, customer management, service and resource management, personalized portal and value-added services and portfolio management. In addition to these offering areas, we also provide solutions for high growth and emerging markets, as well as directory systems.

Our products focus on:

•	Revenue Management: Products that enable service providers to manage and collect all sources of revenue through any channel, from service consumption to cash-in-hand. Amdocs’ Revenue Management offerings include:

•	Charging and Billing: enables flexible, real-time rating and billing for all voice, data broadband, content, commerce and video services, whether pre-paid, post-paid or a blend of both.

•	Mediation: enables service providers to address BSS/OSS data processing and event handling needs across all lines of business and to transform raw network data into actionable business information that can be used to authorize events on the network, bill a customer or pay a content provider.

•	Partner Settlements: allows service providers to manage an unlimited number of partners providing services over the network across several lines of business, such as interconnect, roaming and mobile virtual network operator (MVNO) operations, as well as digital content and advertising.

•	Customer Management: Products that transform the way service providers deliver a cost-effective, superior customer experience across channels. Amdocs’ Customer Management offerings include:

•	Contact Center and Retail Interaction Management: gives customer contact center agents and store representatives the information needed to easily and efficiently execute all customer-facing activities.

•	Service and Support: prioritizes case handling, enables support and closes the loop between the initial service request and problem resolution, including field service.

•	Sales and Ordering: provides an end-to-end solution, across all customer channels, to complete an order-to-cash cycle from a business or an end customer across multiple lines of business.

•	Service and Resource Management (OSS): Products that comprise the core operational support systems, such as network planning, service fulfillment and assurance. Amdocs’ Service and Resource Management (OSS) offerings include:

•	Network Planning: enables network planners to analyze current, short- and long-term consumption trends of network resources and to plan and roll out a “service-ready network.”

•	Service Fulfillment: includes pre-packaged automation for specific services and lines of business, including broadband, satellite and cable; also supports the fulfillment of multiple services, either to support a convergent services bundle, or to standardize fulfillment across the organization with a single interface to orchestrate all fulfillment processes.

•	Service Assurance: supports service assurance by managing the problem resolution process, including impact analysis to assess what services are affected by outages.

•	Inventory and Discovery: provides a single source of service and network inventory and performance data, to support network planning and service fulfillment and assurance.

•	Service Management: provides an automated, end-to-end solution to manage the entire order fulfillment lifecycle, including multiple order channels and lines of business.

•	Personalized Portal and Value-Added Services: Solutions that help service providers create a personalized online experience for their subscribers and maximize profits from content, value-added services and applications. Amdocs’ Portal and Value-Added Services offerings include:

•	Commerce and Partner Collaboration: facilitates a personalized shopping experience for digital, physical and network goods. This offering spans e-commerce, digital commerce and app stores, enabling service providers to benefit from emerging business models, such as converged online storefronts.

•	Portal and Self-Service: enables service providers to deliver a mobile and web portal experience, providing personalized on- and off-portal browsing, self-directed service and intelligent searching. It allows subscribers to manage their own services, bills across all lines of business and turns service interactions into cross-sell opportunities.

•	Service Delivery and Control: provides a Next Generation Intelligent Network (IN) service delivery platform for the creation, delivery and control of products, value-added services and end-user applications. The solution includes a graphical service creation environment (SCE) for rapid service design and creation, dozens of pre-built value-added services, such as ringback tones and missed call notifications, a messaging platform (SMSC), a real-time service control point (SCP) and application and media servers, such as interactive voice response (IVR) and unstructured supplementary service data (USSD).

•	Portfolio Management: Products and frameworks that are integrated within all our product offering areas and form the platform upon which our customers can implement, integrate and centralize their operating environments. Our Portfolio Management offerings include:

•	Product Management: consolidates a service provider’s product information into a central location, efficiently maintains the information and maximizes the value of product assets.

•	Application Framework: a common infrastructure designed to ease the integration of Amdocs and third-party applications.

•	Operational Framework: a unified operational tools environment, including a common interface to manage all portfolio applications.

•	Delivery Framework: a set of common tools, methodologies and web services that enable our customers to simplify the customization and deployment of our products.

High-Growth Emerging Markets Systems

We have designed Amdocs Compact Convergence as our offering for service providers in high-growth emerging markets. This integrated, end-to-end, network-connected service delivery solution provides the software and hardware needed to quickly and cost-effectively launch new lines of business or deploy new technologies. It includes operational- and business-support systems, a service delivery platform, and value-added services. Specifically, Amdocs Compact Convergence includes:

•	Compact Business Platform: Provides out-of-the-box essential business functionality, such as invoicing and provisioning, and the ability to configure and apply new business processes, as needed. It includes customer care, self web-care and reporting capabilities, in addition to a set of system and operational tools for functions, such as network monitoring and analysis.

•	Compact Charging Platform: Supports convergent rating and real-time charging for services, including voice, messaging data and value-added services. It also provides support for any payment method, allowing service providers to implement and execute a range of tariff plans and pricing strategies and to bill customers for service usage.

•	Service Platform: Provides value-added services out of the box and enables service providers to adjust services or create new ones using its service creation capabilities.

Directory Systems

Our directory systems, or advertising, media and entertainment offerings, are comprised of a comprehensive set of products and services designed to enable local content and advertising publishers to manage the entire advertising process across multiple electronic and print media and channels. Our directory systems offerings include:

•	Consumer Engagement: Offerings that allow directory publishers to launch an Internet directory or to extend their existing portal functionality, including personalized Yellow Page content and advertising delivery, as well as advanced search capabilities across multiple channels.

•	Advertiser Engagement: Offerings that support any combination of traditional printed Yellow Pages and new interactive advertising products across multiple delivery channels, managing the complete lifecycle of advertisers and advertising products.

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

We believe our technology platform’s flexibility affords our customers the freedom to choose a preferred operating environment and to maximize return on existing infrastructure investments. To help service providers respond more quickly to changes in their markets and lower their integration costs, we employ service-oriented architecture principles in our portfolio design. For example, Amdocs Integration Framework includes a central service repository for defining business services for both Amdocs and external applications, allowing our applications to integrate with each other and with third party enterprise server bus or legacy applications.

Our portfolio applications are based around consistent architectural guidelines and software infrastructure and they also leverage, where appropriate, consistent foundation tools and services for areas such as integration, process management, monitoring and control, security and information management. Our platform-agnostic foundation layer spans our applications and helps us evolve our products towards robust service-oriented architecture integration and business process support. With these tools, we aim to provide our customers a sound framework upon which to implement, integrate and centralize their operating environments. This allows service providers to mitigate many costs associated with deploying and operating new applications, such as those related to installation, configuration, integration and monitoring.

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

Services

As part of our effort to provide comprehensive offerings, we offer a broad suite of services. Because our customers’ projects are complex and require systems support expertise, we provide information technology, or IT, services, including extensive consulting, product and managed services to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization and ongoing support, enhancement and maintenance services. In addition, we offer comprehensive training services to help our customers develop competency in their Amdocs systems and applications. Our services methodology incorporates rigorous focus on the people, processes and technology of an organization, and we invite active customer participation at all stages to help prioritize and implement time-critical system solutions that address the customer’s individual needs. We believe that our services methodology helps us to achieve the timeframe, budget and quality objectives we jointly set with our customers.

Our services portfolio includes:

•	Consulting and Technology Services — These services span assessment and advisory services designed to help our customers to achieve optimal results from their business transformation projects, drive additional revenue streams and control their operating costs. We have developed advanced methodologies, industry best-practices and pre-configured tools to deliver a cohesive implementation plan, including business and enterprise architecture, functional solution architecture, change management and business benefit realization.

•	Managed Services — This set of flexible strategic sourcing services is uniquely tailored for the service provider industry to outsource the performance and management of their support business functions, operations and infrastructure support across all environments, whether Amdocs systems or other implementations. Our services for managed services projects include IT and infrastructure management, application management and ongoing support, systems modernization and consolidation, business process operations support, end-to-end transformational business process outsourcing (BPO) and delivery.

•	Product Services — Professional support and maintenance services designed to help our customers solve key challenges and to maximize their investment in our products throughout the entire product life cycle.

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

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, China, Cyprus, India, Ireland, Israel and the United States, and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region.

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

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We reorganized our marketing organization in fiscal 2009 to better align it with our sales functions and to provide an increased focus on emerging markets. Our marketing activities also continue to support projects with partner companies, such as IBM, Alcatel-Lucent, Hewlett-Packard and others.

We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by our customers or prospective customers and systems integrators that provide complementary products and services to such customers. We also have value-added reseller agreements with certain hardware and database vendors.

Customers

Our target market is comprised of service providers in the communication, media and entertainment industry that require customer experience systems with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the communication, media and entertainment industry and that our product offerings continue to address the market’s most sophisticated needs. We have an international orientation. The broad base of our customers is in North America and Europe, however, with our expansion in emerging markets, we also have customers in geographies as diverse as China, the Commonwealth of Independent States, India, Latin America and Southeast Asia.

Our customers include global communications leaders and leading network operators and service providers, as well as directory publishers in the United States and around the world. Our customers include:

America Movil	MetroPCS
AT&T	RH Donnelley
Bakcell	Rogers
Bell Canada	Sprint Nextel
BT	Svyazinvest
Cablevision	Telefonica de Espana/Germany
China Mobile	Telkom South Africa
Clearwire	Telstra
Comcast	TELUS
Deutsche Telekom	T-Mobile
DIRECTV	Verizon Communications
Elisa	VimpelCom
Excelcom	Virgin Media
Instituto Costarricense de Electricidad	Vodafone D2
J:COM	Vodafone Netherlands
Kazakhtelecom	Vodafone UK
KPN Mobile

Our business is dependent on a limited number of significant customers, of which AT&T was our largest in fiscal 2009, accounting for 33% of fiscal 2009 revenue. In fiscal 2009, our two next largest customers were Bell Canada and Sprint Nextel, and certain of their subsidiaries, each of which accounted for approximately 10% of our revenue in fiscal 2009. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 76% of our revenue in fiscal 2009 and 75% of our revenue in fiscal 2008.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2009	2008	2007

North America	75.3%	68.7%	66.6%
Europe	13.8	17.3	21.5
Rest of the World	10.9	14.0	11.9

Competition

The market for customer experience systems and services in the communication, media and entertainment industry continues to become increasingly more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of large communication companies as well as independent competitors that can be categorized as follows:

•	providers of OSS/BSS systems, including Comverse, Convergys, CSG Systems International, NetCracker, Oracle Corporation and Telecordia;

•	system integrators and providers of IT services, such as Accenture, Cognizant, Hewlett-Packard, IBM Global Services, Infosys, Tata Consultancy Services, Tech Mahindra Ltd and Wipro (some of whom we also cooperate with in certain opportunities and projects); and

•	network equipment providers such as Alcatel-Lucent, Ericsson, Huawei and Nokia Siemens (some of whom we also cooperate with in certain opportunities and projects).

We expect the competition in our industry to increase from such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

•	applying our 25-plus-year heritage to the development and delivery of products and professional services that enable our customers to achieve service differentiation by means of an intentional customer experience,

•	focusing on communications service providers and continuing to design and develop solutions targeted specifically to this industry,

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market,

•	providing high-quality, reliable, scalable, integrated, yet modular applications, and

•	offering customers end-to-end accountability from a single vendor.

We compete with a number of companies that have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Some of these companies are continuing their attempts to expand their communications industry market penetration. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our existing or prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that we will be able to compete successfully with existing or new competitors. Our failure to adapt to changing market conditions and compete successfully with established or new competitors would have a material adverse effect on our results of operations and financial condition.

Employees

We invest significant resources in training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background, business aspects, management development and leadership. Our management development efforts are reinforced by an organizational structure that provides opportunities for talented managers to gain experience in general management roles. We also invest considerable resources in personnel motivation, including providing various incentive plans for sales staff and high quality employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel and outstanding leaders.

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

While we have continued to upgrade our existing systems over the last several years, we have also devoted significant research and development efforts to the integration between our products. In fiscal 2009, we invested in several additional releases of our last major release, Amdocs CES 7.5, as well as on our next major product release. Amdocs CES 7.5 expanded the capabilities of our previous Amdocs 7 release by improving subscriber management through a unified user interface, providing support for seamless service ordering across all channels, delivering real-time rating and charging across postpaid and prepaid services through turbo charging technology, and offering a single source for all product and subscriber information and comprehensive support for critical service provider business processes. Amdocs CES 7.5 comprises an enhanced portfolio of modular billing, CRM, self-service, order management, mediation, OSS and content management software products. Amdocs CES 7.5 enhanced our portfolio in various areas, including billing, self service, digital commerce and the personalization engine we acquired from ChangingWorlds. Our next major product release will address additional challenges and opportunities of the Connected World by further personalizing the mobile Internet experience, enhancing retail processes, providing more effective smart device support, enabling a personalized one-stop shopping experience and driving operational efficiencies with advanced network management capabilities.

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

See the discussion under “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses.”

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 2,843,373 square feet worldwide, including significant leases in the United States, Israel, Canada, China, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of November 30, 2009, including maintenance and other related costs, were approximately $59.2 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of November 30, 2009:

Area
Location	(Sq. Feet)

United States:
St. Louis, MO	113,625
San Jose, CA(*)	112,120
Champaign, IL	195,183
Eldorado Hills, CA(*)	113,291
Others	202,268

Total	736,487
Israel:
Ra’anana	641,443
Hod-Hasharon	81,052
Haifa	74,608
Others	108,406

Total	905,508
Canada:
Toronto(*)	58,446
Montreal	55,414
Others	24,931

Total	138,791
China	96,579
Cyprus (Limassol)	103,892
India:
Pune	449,951
Delhi	122,416

Total	572,367
United Kingdom(*)	103,569
Rest of the world(**)	186,180

Total	2,843,373

(*)	Includes space sublet to third parties.

(**)	Includes Austria, Australia, Brazil, Costa Rica, Czech Republic, Denmark, France, Germany, Greece, Hungary, Indonesia, Ireland, Italy, Japan, Kazakhstan, Malaysia, Mexico, Netherlands, Russia, Singapore, South Africa, Spain, Sweden, Thailand, Turkey, and Vietnam.

Our leases expire on various dates between 2010 and 2020, not including various options to terminate or extend lease terms.

Equipment

We develop our customer experience systems over a system of UNIX, MVS, Linux and Windows 2000/2003 servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Synscsort, CA, IBM, Hewlett-Packard, SUN and BEA. Our data storage is based on equipment from EMC, SUN, NetApp and Hewlett-Packard. Our development servers are connected to more than 20,000 personal computers owned or leased by us.

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

The distributed development sites that we operate worldwide are also connected by a high speed WAN.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

In this section, we discuss the general financial condition and the results of operations for Amdocs Limited and its subsidiaries, including:

•	the factors that affect our business,

•	our revenue and costs for the fiscal years ended September 30, 2009, 2008 and 2007,

•	the reasons why specific line items in our consolidated statements of income were different from year to year,

•	the sources of our revenue,

•	how all of this affects our overall financial condition,

•	our capital expenditures for the fiscal years ended September 30, 2009, 2008 and 2007,

•	the changes in our business, including those resulting from acquisitions of other businesses, and

•	the sources of our cash to pay for future capital expenditures and possible acquisitions.

You should read this section in conjunction with our consolidated financial statements and the notes thereto, which follow.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers. Although our market focus has traditionally been primarily on Tier 1 and Tier 2 service providers in developed markets, we have also focused in the last several years on Tier 3 and 4 providers in developed markets, and on providers in emerging markets, such as China, the Commonwealth of Independent States, India, Latin America and Southeast Asia.

We develop, implement and manage software and services associated with business support systems, or BSS, and operational support systems, or OSS, that enable service providers to introduce new products quickly, understand their customers more deeply, process orders more efficiently and support new business models. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the need of service providers to anticipate and respond to consumer demands. In a global communications industry impacted by the move toward convergence of services and devices and increasing network capacity, consumers expect immediate and constant connectivity to personalized services, information and applications. We refer to these developments as the evolution to the “Connected World.”

In established markets, service providers are transforming their businesses as they attempt to derive revenue and profit from IP-based content services, while confronting increased competition from non-traditional competitors, including major Internet companies and handset manufacturers. In emerging markets, many startup operations are introducing communications services to markets for the first time, coping with massive scale and rapid growth; other companies are undergoing consolidations as providers with global brands seek to do business in these new geographies. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe they will succeed in differentiating their offerings by delivering a customer experience that is simple, personal and valuable at every point of service. We refer to this type of customer experience as the “intentional customer experience.” We seek to address these market forces through a strategy of forward-looking product development and holistic, vertical integration encompassing all systems from the customer to the network. Our goal is to supply cost-effective, scalable software products and services that provide functionality and flexibility to service providers as they — and their markets — grow and change.

In part, we have sought to expand both our functionality and geographic markets through acquisitions. Since 1999, we have completed numerous acquisitions, which, among other things, have expanded our business into customer care and billing solutions for cable and satellite companies and enhanced our offerings in the OSS market. In fiscal 2006, we acquired Qpass Inc. and Cramer Systems Group Limited — in order to offer software products for the digital content and commerce markets and to enhance our end-to-end BSS/OSS offerings. In fiscal 2007, we acquired SigValue Technologies Inc. to add expertise in providing integrated billing and customer care systems in high-growth emerging markets. In fiscal 2008, we acquired JacobsRimell Ltd., a provider of fulfillment solutions for the broadband cable industry, to enrich our OSS offering for cable, in fiscal 2009, we acquired ChangingWorlds, a provider of mobile device personalization technology, and in fiscal year 2010, we acquired jNetX, a provider in the service delivery platform market to enable service providers to combine converged network services with IT and Web domain services for innovative and valuable applications. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, or otherwise enhance our market position or strategic strengths.

Please see Note 3 to our consolidated financial statements for more information regarding our acquisitions.

Offerings

Amdocs’ offerings of software and related services consist of:

•	A complete, modular yet integrated portfolio of customer experience systems, including revenue management (billing and charging, mediation, and partner settlements), customer management (contact center and retail interaction management, service and support, and sales and ordering), service and resource management (OSS) (network planning, service fulfillment, service assurance, inventory and discovery, and service management), personalized portal and value-added services (commerce and partner collaboration, portal and self-service, and service delivery and control), and portfolio management (product management, application framework, operational framework and delivery framework).

•	A comprehensive line of services. Because our customers’ projects are complex and require systems support expertise, we provide information technology, or IT, services, including extensive consulting, product and managed services to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization, ongoing support, enhancement and maintenance services. In addition, we offer comprehensive training services to help our customers develop competency in their Amdocs systems and applications.

We have designed our customer experience systems to meet the high-volume, complex needs of Tier 1 and Tier 2 service providers and to address the unique issues of service providers in emerging markets. We support our customers’ various lines of business, including wireline, wireless, cable and satellite, and a wide range of communication services, including voice, video, data, broadband, content, electronic and mobile commerce applications. We also support companies that offer bundled or convergent service packages.

We also offer a full range of directory systems and related services for publishers of both traditional printed Yellow Page and white page directories and electronic Internet directories. We have expanded our range of directory services to include support for three-screen Yellow Pages, video advertising, voice and mobile, search applications, and personalization and advertising serving services.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In fiscal 2009, customers in North America accounted for 75.3% of our revenue, while customers in Europe and the rest of the world accounted for 13.8% and 10.9%, respectively. We maintain development facilities in China, Cyprus, India, Ireland, Israel and the United States. AT&T was our largest customer in fiscal 2009, accounting for 33% of our revenue, and aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 76% of our revenue in fiscal 2009 and 75% of our revenue in fiscal 2008.

We believe that demand for our customer experience systems is primarily driven by the following key factors:

•	Industry transformation, including:

•	increasing use of communications and content services,

•	widespread access to content, information and applications,

•	continued rapid growth in emerging markets,

•	consolidation among service providers in established markets, often including companies with multi-national operations,

•	increased competition, including non-traditional players,

•	continued bundling and blending of communications and entertainment, and

•	continued commoditization and pricing pressure.

•	Technology advances, such as:

•	emergence and development of new communications products and services, such as web services, video, broadband, data and content services, including IP-based services, such as Internet Protocol (IP) Television (IPTV), worldwide interoperability for microwave access (WiMax) and Voice over IP (VoIP),

•	evolution to next-generation networks, such as IP Multimedia Subsystem (IMS), that enable converged services offerings, such as fixed-mobile convergence,

•	technological changes, such as the introduction of 3G and 4G wireless technology, next-generation content systems, WiFi, WiMax-, and LTE-based access technologies, and

•	evolution to and expansion of more sophisticated and interconnected communication devices, such as smart devices, personal computers and home security systems that enable communication across devices and widespread access to information.

•	Customer focus, such as:

•	the need for service providers to focus on their customers in order to build profitable customer relationships,

•	the need for service providers to have a unified view of the customer across multiple services, devices and channels,

•	the “authority shift” toward the consumer, with increased customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device,

•	the ever-increasing expectation of customer service and support, including access to self-service options that are convenient and consistent across all channels, and

•	the need for service providers to differentiate themselves by creating a unique and mutually-valuable customer experience.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating and integrating business processes that span service providers’ BSS and OSS systems and create a simple, one-company face to customers,

•	integrating and implementing new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS systems to introduce new services in a timely and cost-effective manner.

In fiscal 2009, our total revenue was $2,862.6 million, of which $2,685.5 million, or 93.8%, was attributable to the sale of customer experience systems. Revenue from managed services arrangements (for customer experience systems and directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business, accounting for slightly more than 40% of our fiscal 2009 revenue and slightly less than 40% of our fiscal 2008 revenues, and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our managed services projects, we generally invest in modernization and consolidation of the customer’s systems. Invoices are usually structured on a periodic fixed or unit charge basis. Managed services projects can be less profitable in the initial period, however, margins tend to improve over time as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Research and Development, Patents and Licenses

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either as part of our internal product development programs or in conjunction with a customer project. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $210.4 million, $225.5 million and $230.4 million in the fiscal years 2009, 2008 and 2007, respectively, representing 7.3%, 7.1% and 8.1%, respectively, of our revenue in these fiscal years.

While we have continued to upgrade our existing systems over the last several years, we have also devoted significant research and development efforts to the integration between our products. In fiscal 2009, we invested in several additional releases of our last major release, Amdocs CES 7.5, as well as on our next major product release. Amdocs CES 7.5 expanded the capabilities of our previous Amdocs 7 release by improving subscriber management through a unified user interface, providing support for seamless service ordering across all channels, delivering real-time rating and charging across postpaid and prepaid services through turbo charging technology, and offering a single source for all product and subscriber information and comprehensive support for critical service provider business processes. Amdocs CES 7.5 comprises an enhanced portfolio of modular billing, CRM, self-service, order management, mediation, OSS and content management software products. Amdocs CES 7.5 enhanced our portfolio in various areas, including billing, self service, digital commerce and the personalization engine we acquired from ChangingWorlds. Our next major product release will address additional challenges and opportunities of the Connected World by further personalizing the mobile Internet experience, enhancing retail processes, providing more effective smart device support, enabling a personalized one-stop shopping experience and driving operational efficiencies with advanced network management capabilities.

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

Operational Efficiency and Cost Reduction Program

In the first quarter of fiscal 2009, the fourth quarter of fiscal 2008 and in the second quarter of fiscal 2007, we commenced a series of measures designed to improve efficiency and to align our operational structure to our expected level of future activities, including reductions in headcount, subcontractors, travel and other discretionary costs. As part of these plans, we recorded a charge of $15.1, $12.1 million and $6.0 million in fiscal 2009, 2008 and fiscal 2007, respectively, consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world and, in fiscal 2007, for rent obligations.

Notes Repurchase Program

During fiscal 2009, using proceeds from our revolving credit facility, we purchased $449.0 million aggregate principal amount of our 0.50% convertible notes at an average price of 99.5% of the principal amount, excluding accrued interest and transaction fees. As of September 30, 2009, $1.0 million principal amount of the notes remain as our obligations, due in 2024, in accordance with their terms.

Operating Results

The following table sets forth for the fiscal years ended September 30, 2009, 2008 and 2007, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Year ended September 30,
	2009	2008	2007

Revenue:
License	4.7%	4.3%	5.6%
Service	95.3	95.7	94.4

	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.1
Cost of service	64.0	64.0	63.2
Research and development	7.3	7.1	8.1
Selling, general and administrative	12.0	12.8	13.1
Amortization of purchased intangible assets	3.0	2.7	2.6
Restructuring charges and in-process research and development	0.8	0.5	0.3

	87.2	87.2	87.4

Operating income	12.8	12.8	12.6
Interest (expense) income and other, net	—	0.4	1.8

Income before income taxes	12.8	13.2	14.4
Income taxes	1.4	1.2	1.5

Net income	11.4%	12.0%	12.9%

Fiscal Years Ended September 30, 2009 and 2008

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2009, compared to the fiscal year ended September 30, 2008. Following the table is a discussion and analysis of our business and results of operations for these years.

	Year ended September 30,		Increase (Decrease)
	2009	2008	Amount	%
	(in thousands)

Revenue:
License	$135,146	$135,487	$(341)	(0.3)%
Service	2,727,461	3,026,609	(299,148)	(9.9)

	2,862,607	3,162,096	(299,489)	(9.5)

Operating expenses:
Cost of license	2,686	2,729	(43)	(1.6)
Cost of service	1,831,947	2,023,562	(191,615)	(9.5)
Research and development	210,387	225,492	(15,105)	(6.7)
Selling, general and administrative	344,335	404,134	(59,799)	(14.8)
Amortization of purchased intangible assets	85,153	86,687	(1,534)	(1.8)
Restructuring charges and in-process research and development	20,780	13,896	6,884	49.5

	2,495,288	2,756,500	(261,212)	(9.5)

Operating income	367,319	405,596	(38,277)	(9.4)
Interest (expense) income and other, net	(1,165)	11,955	(13,120)	(109.7)

Income before income taxes	366,154	417,551	(51,397)	(12.3)
Income taxes	39,978	38,645	1,333	3.4

Net income	$326,176	$378,906	$(52,730)	(13.9)%

Revenue.  Total revenue decreased by $299.5 million, or 9.5%, to $2,862.6 million in fiscal 2009, from $3,162.1 million in fiscal 2008. Of the 9.5% decrease in revenue, 3.5% was attributable to foreign exchange impacts. The decrease in revenue in fiscal 2009 was also attributable to the downturn in macroeconomic conditions, which resulted in a slower pace of new project signings and fewer transformation deals, as well as a decrease in revenue from directory systems customers. The decrease was partially offset by increases in revenue from cable and satellite customers and from managed services telecommunication customers.

License and service revenue attributable to the sale of customer experience systems was $2,685.5 million in fiscal 2009, a decrease of $208.9 million, or 7.2%, from fiscal 2008. The decrease was primarily attributable to a decrease in revenue from transformation projects and to foreign exchange impacts, partially offset by an increase in revenue attributable to cable and satellite customers and from managed services arrangements. License and service revenue resulting from the sale of customer experience systems represented 93.8% and 91.5% of our total revenue in fiscal 2009 and 2008, respectively.

License and service revenue from the sale of directory systems was $177.1 million for fiscal 2009, a decrease of $90.6 million, or 33.8%, from fiscal 2008. The decrease was primarily attributable to a decrease in revenue from existing directory systems customers. License and service revenue from the sale of directory systems represented 6.2% and 8.5% of our total revenue in fiscal 2009 and 2008, respectively.

In fiscal 2009, revenue from customers in North America, Europe and the rest of the world accounted for 75.3%, 13.8% and 10.9%, respectively, of total revenue, compared to 68.7%, 17.3% and 14.0%, respectively, for fiscal 2008. Revenue from customers in North America, in absolute amount, was relatively stable in fiscal 2009 compared to fiscal 2008, which resulted in an increase in revenue from customers in North America as a percentage of total revenue. The decrease in revenue from customers in Europe was primarily attributable to completion of projects, a decrease in the pace of new project commitments and foreign exchange impacts. The decrease in revenue from customers in the rest of the world was primarily attributable to completion of projects, a decrease in the pace of new project commitments, a decrease in revenue attributable to the sale of directory systems and foreign exchange impacts.

Cost of License and Service.  Cost of license includes license fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service decreased by $191.7 million, or 9.5%, to $1,834.6 million in fiscal 2009, from $2,026.3 million in fiscal 2008. As a percentage of revenue, cost of license and service was 64.1% in fiscal 2009, the same level as in fiscal 2008. Cost of service in fiscal 2009, as a percentage of revenue, was affected by the decrease in revenue which was offset by the effects of our cost savings programs, including reductions in headcount, subcontractors, travel and other costs, our expansion into lower cost jurisdictions, foreign exchange impacts and higher margins from existing managed services arrangements. Margins from existing managed services tend to improve over time as we realize synergies, create cost efficiencies and improve business processes.

Research and Development.  Research and development is primarily comprised of compensation expense. Research and development expense decreased in absolute amount by $15.1 million, or 6.7%, to $210.4 million in fiscal 2009, from $225.5 million in fiscal 2008, primarily as a result of our cost savings measures and changes in the geographical mix of our research and development resources. However, as a percentage of revenue, research and development expense increased to 7.3% in fiscal 2009, compared to 7.1% in fiscal 2008. Our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. The majority of our research and development expenditures is directed at our customer experience systems, and the remainder to directory systems. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative.  Selling, general and administrative expense decreased by $59.8 million, or 14.8%, to $344.3 million in fiscal 2009, from $404.1 million in fiscal 2008. Selling, general and administrative expense is primarily comprised of compensation expense. The decrease in selling, general and administrative expense was primarily attributable to the effects of our cost savings programs and foreign exchange impacts.

Restructuring Charges and In-Process Research and Development.  Restructuring charges and in-process research and development increased by $6.9 million, or 49.5%, to $20.8 million in fiscal 2009, from $13.9 million in fiscal 2008. Restructuring charges and in-process research and development in fiscal 2009 consisted of a $15.1 million restructuring charge related primarily to our restructuring plan in the first quarter of fiscal 2009 and a $5.7 million charge for the write-off of purchased in-process research and development related to a small acquisition during fiscal 2009. Restructuring charges and in-process research and development in fiscal 2008 consisted of a $12.1 million restructuring charge related to our restructuring plan in the fourth quarter of fiscal 2008 and a $1.8 million charge for the write-off of purchased in-process research and development related to a small acquisition during fiscal 2008.

In-process research and development was written off as of the closing dates of the acquisitions. The in-process research and development had no alternative future use and had not reached technological feasibility as of the closing dates of the acquisitions. Effective October 1, 2009, we adopted new accounting rules for business combinations and as a result will capitalize in-process research and development.

Operating Income.  Operating income decreased by $38.3 million, or 9.4%, to $367.3 million in fiscal 2009, from $405.6 million in fiscal 2008. As a percentage of revenue, operating income was 12.8% in fiscal 2009, the same level as in fiscal 2008. Operating income in fiscal 2009 was affected by the decrease in revenue, foreign exchange impacts and increase in restructuring and in-process research and development charges, which was offset by the effects of our cost savings programs, our expansion into lower cost jurisdictions and higher margins from existing managed services arrangements.

Interest (Expense) Income and Other, Net.  Interest (expense) income and other, net decreased by $13.1 million to expense of $1.2 million in fiscal 2009, from income of $12.0 million in fiscal 2008. The decrease in interest (expense) income and other, net, was primarily attributable to lower income on our short-term interest-bearing investments due to market conditions, offset by an improvement in foreign exchange effects.

Income Taxes.  Income taxes for fiscal 2009 were $40.0 million on pre-tax income of $366.2 million, resulting in an effective tax rate of 10.9%, compared to 9.3% in fiscal 2008. Of the increase in our effective tax rate, approximately 4.5% was attributable to changes in our tax reserves, approximately 1.8% was attributable to a tax benefit in fiscal 2008, resulting from a lapse of statute of limitations and approximately 0.4% attributable to changes in our valuation allowances, which was partially offset by a decrease of approximately 5.2% attributable to the geographical distribution of earnings from global operations and the remaining difference was attributable to the net effect of acquisition-related costs (which include amortization of purchased intangible assets, and in-process research and development), restructuring charges and equity-based compensation expense. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter. Please see Note 11 to our consolidated financial statements.

Net Income.  Net income decreased by $52.7 million, or 13.9%, to $326.2 million in fiscal 2009, from $378.9 million in fiscal 2008. The decrease in net income was attributable primarily to the decrease in operating income and the decrease in interest (expense) income and other, net.

Diluted Earnings Per Share.  Diluted earnings per share decreased by $0.16, or 9.2%, to $1.58 in fiscal 2009, from $1.74 in fiscal 2008. The decrease in diluted earnings per share resulted primarily from the decrease in net income, partially offset by the decrease in diluted weighted average shares outstanding resulting primarily from the repurchase and redemption of our convertible notes and the full impact of the repurchase of our ordinary shares in fiscal 2008. Please see Note 20 to our consolidated financial statements.

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

Cost of License and Service.  Cost of license mainly includes royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. The increase in cost of license and service in fiscal 2008 was $229.9 million or, 12.8%, which is higher than the increase in our total revenue in fiscal 2008. As a percentage of revenue, cost of license and service was 64.1% in fiscal 2008, compared to 63.3% in fiscal 2007. Our cost of service in fiscal 2008 was affected by expansion of our managed services activities, partially offset by cost savings resulting from our expansion into lower cost jurisdictions and increased efficiencies in our overall operations.

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

Restructuring Charges, In-Process Research and Development and Other.  Restructuring charges, in-process research and development and other increased by $7.1 million, or 105.5%, to $13.9 million in fiscal 2008, from $6.8 million in fiscal 2007. Restructuring charges, in-process research and development and other in fiscal 2008 consisted of a $12.1 million restructuring charge related to our restructuring plan in the fourth quarter of fiscal 2008 and a $1.8 million charge for the write-off of purchased in-process research and development related to an immaterial acquisition during fiscal 2008. Restructuring charges, in-process research and development and other in fiscal 2007 consisted of a $6.0 million restructuring charge related to our restructuring plan in the second quarter of fiscal 2007, and a $0.8 million net charge for the write-off of purchased in-process research and development and other related to a fiscal 2007 acquisition. Please see the discussion above under the caption “Operational Efficiency and Cost Reduction Program.”

In-process research and development was written off as of the closing dates of the acquisitions. The in-process research and development had no alternative future use and had not reached technological feasibility as of the closing dates of the acquisitions.

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

Income Taxes.  Income taxes for fiscal 2008 were $38.6 million on pre-tax income of $417.6 million, resulting in an effective tax rate of 9.3%, compared to 10.6% in fiscal 2007. Of the decrease in our effective tax rate, approximately 2.1% was attributable to adjustments made during fiscal 2007 to deferred tax liabilities related to two fiscal 2006 acquisitions, approximately 1.8% was attributable to a tax benefit resulting from a lapse of statute of limitations and approximately 1.1% was attributable to the changes in our tax reserves. These decreases were partially offset by increases of approximately 3.7% attributable to changes in the valuation allowances and approximately 0.3% attributable to the effect of acquisition-related costs (which include amortization of purchased intangible assets, and in-process research and development and other), restructuring charges and equity-based compensation expense, and the remaining difference was primarily attributable to a decrease in our effective tax rate due to the geographical distribution of earnings from global operations. Please see Note 11 to our consolidated financial statements.

Net Income.  Net income was $378.9 million in fiscal 2008, compared to net income of $364.9 million in fiscal 2007. The increase in net income was attributable to the increase in our operating income and to the decrease of our effective tax rate, offset by the decrease in interest income and other, net.

Diluted Earnings Per Share.  Diluted earnings per share increased by $0.09, or 5.5%, to $1.74 in fiscal 2008, from $1.65 in fiscal 2007. The increase in diluted earnings per share resulted from the increase in net income and the decrease in diluted weighted average shares outstanding. Please see Note 20 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, cash equivalents and short-term interest-bearing investments totaled $1,173.0 million as of September 30, 2009, compared to $1,244.4 million as of September 30, 2008. The decrease during fiscal 2009 was mainly attributable to $446.8 million used for the redemption and repurchase of our convertible notes, $82.3 million for net capital expenditures, $65.9 million in net cash paid for acquisitions and $20.0 million used to repurchase our ordinary shares pursuant to our share repurchase program, partially offset by $519.2 million in positive cash flows from operations and $27.9 million in proceeds from the exercise of employee stock options. Net cash provided by operating activities amounted to $519.2 million and $483.0 million for fiscal 2009 and 2008, respectively.

Our policy is to retain substantial cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

Our interest-bearing investments are classified as available-for-sale securities. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income, net of tax. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, U.S. agency securities and government guaranteed debt. We have conservative investment policy guidelines and consistent with these guidelines, in prior years, we also purchased AAA-rated asset-backed obligations and mortgages. Our interest-bearing investments are stated at fair value. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs. Please see Note 4 to the consolidated financial statements. In the third quarter of fiscal 2009, we adopted the April 2009 accounting pronouncement that provides guidance on recognition and presentation of other-than-temporary impairments and assessed whether the unrealized losses for the investments in our portfolio were other-than-temporary under this guidance. For securities that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to the credit loss. To the extent that the net present value of the projected cash flows was less than the amortized cost of the securities, the difference is considered credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. Based on this assessment, we recognized a credit loss of $1.1 million in fiscal 2009. As of September 30, 2009, unrealized losses of $3.5 million related to other-than-temporarily impaired securities was included in accumulated other comprehensive loss.

In November 2007, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit rating. As of September 30, 2009, we were in compliance with the financial covenants under the revolving credit facility. During the first half of fiscal 2009, we borrowed $450.0 million under the facility at an average interest rate equal to LIBOR plus 40 basis points and used the proceeds to acquire our outstanding notes as described below. During the second half of fiscal 2009, we repaid all of the $450.0 million outstanding under our credit facility.

During fiscal 2009, using proceeds from our revolving credit facility, we purchased $449.0 million aggregate principal amount of our 0.50% convertible notes at an average price of 99.5% of the principal amount, excluding accrued interest and transaction fees. As of September 30, 2009, $1.0 million principal amount of the notes remain as our obligations, due in 2024, in accordance with their terms.

As of September 30, 2009, we had outstanding letters of credit and bank guarantees from various banks totaling $15.1 million. As of September 30, 2009, we had outstanding obligations of $0.9 million in connection with leasing arrangements.

Our capital expenditures were approximately $83.3 million in fiscal 2009. Approximately 86% of these expenditures consisted of purchases of computer equipment with the remainder attributable mainly to leasehold improvements. Our fiscal 2009 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures principally from operating cash flows, and we do not anticipate any changes to this policy in the foreseeable future.

From time to time, we have engaged in share repurchase programs in which we repurchase our shares in the open market or privately negotiated transactions and at times and prices we deem appropriate.

In August 2007, our board of directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permitted us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we considered appropriate. In fiscal 2008, we repurchased 8.4 million ordinary shares at an average price of $30.45 per share (excluding broker and transaction fees). In the first quarter of fiscal 2009, we repurchased approximately 0.5 million ordinary shares at an average price of $26.90 per share excluding broker and transaction fees. As of August 2009, our authority to repurchase our ordinary shares expired.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2009, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Cash Payments Due by Period
		Less Than	1-3	4-5	Over 5
Contractual Obligations	Total	1 Year	Years	Years	Years

Convertible notes including interest	$1.1	$—	$—	$—	$1.1
Pension funding	15.3	1.5	4.8	3.5	5.5
Purchase Obligations	37.9	26.5	11.4	—	—
Non-cancelable operating leases	159.0	64.9	79.6	14.5	—

	$213.3	$92.9	$95.8	$18.0	$6.6

The total amount of unrecognized tax benefits for uncertain tax positions was $103.3 million as of September 30, 2009. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

Net Deferred Tax Assets

As of September 30, 2009, we had deferred tax assets of $82.8 million, derived primarily from net capital and operating loss carryforwards related to some of our subsidiaries, which were offset by valuation allowances due to the uncertainty of the realizing any tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes.

Critical Accounting Policies

Our discussion and analysis of our consolidated financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date. Our critical accounting policies are as follows:

•	Revenue recognition and contract accounting

•	Tax accounting

•	Business combinations

•	Share-based compensation expense

•	Goodwill and intangible assets

•	Derivative and hedge accounting

•	Short-term interest-bearing investments

•	Realizability of long-lived assets

•	Accounts receivable reserves

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

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. A significant portion of our revenue is recognized over the course of long-term projects under the percentage of completion method of accounting. The percentage of completion method requires the exercise of judgment, such as with respect to estimations of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that collection of a fee is not reasonably assured, we defer the revenue recognition until the time collection becomes reasonably assured, which is generally upon receipt of cash. We regularly review the allowance for doubtful accounts by considering factors that may affect a customer’s ability to pay, such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions.

For arrangements with multiple deliverables, we allocate revenue to each component based upon its relative fair value, which is determined in reliance on the Vendor Specific Objective Evidence (“VSOE”) of fair value for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements when sold separately in similar arrangements. We use the residual method in accordance with software revenue recognition and revenue arrangements with multiple deliverables guidance. In the absence of fair value for a delivered element we first allocate revenue to the fair value of the undelivered elements and residual revenue to the delivered elements. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification and implementation and maintenance to determine the appropriate value for the license component. Beginning October 1, 2009, we adopted the new authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Please See “ — Recent Accounting Pronouncements.”

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

We recognize the tax benefit from an uncertain tax position only if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

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

Share-Based Compensation Expense

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

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. We use a combination of implied volatility of our traded options and historical stock price volatility (“blended volatility”) as the expected volatility assumption required in the Black-Scholes option valuation model. Share-based compensation expense recognized in our consolidated statements of income was reduced for estimated forfeitures.

Determining the fair value of share-based awards at the grant date requires the exercise of judgment. In addition, the exercise of judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially affected. Please see Note 19 to our consolidated financial statements.

Goodwill and Intangible Assets

Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is subject to periodic impairment tests. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2009, 2008 and 2007.

Derivative and Hedge Accounting

Approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses are denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive income (loss). We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

Establishing and accounting for foreign exchange contracts involve judgments, such as determining the fair value of the contracts, determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

Although we believe that our estimates are accurate and meet the requirement of hedge accounting, actual results differ from these estimates, and such difference could cause fluctuation of our recorded revenue and expenses.

Short-Term Interest-Bearing Investments

Our short-term interest-bearing investments are classified as available-for-sale securities. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income, net of tax. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, U.S. agency securities and government guaranteed debt. We have conservative investment policy guidelines and, consistent with these guidelines, in prior years, we also purchased only AAA-rated asset-backed obligations and mortgages. Our interest-bearing investments are stated at fair value. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs. In the third quarter of fiscal 2009, we adopted the April 2009 accounting pronouncement that provides guidance on recognition and presentation of other-than-temporary impairments and assessed whether the unrealized losses for the investments in our portfolio were other-than-temporary under this guidance. For securities that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to the credit loss. To the extent that the net present value of the projected cash flows was less than the amortized cost of the security, the difference is considered credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. Prior to April 2009, we reviewed various factors in determining whether we should recognize an impairment charge for our short-term interest-bearing investments, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. The other-than-temporary impairment on our short-term interest-bearing investments was immaterial during fiscal 2009, 2008 and 2007.

Given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market price in an active market or observable inputs, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of the investment portfolio as of September 30, 2009.

It is possible that the valuation of the securities will further fluctuate, and as market conditions change, we may determine that unrealized losses, which are currently considered temporary in nature, may become “other than temporary,” resulting in additional impairment charges.

Realizability of Long-Lived Assets

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal 2009, 2008 and 2007.

Accounts Receivable Reserves

The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably assured. We evaluate accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which we base on factors that may affect a customer’s ability and intent to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. If collection is not reasonably assured at the time the transaction is consummated, we do not recognize revenue until collection becomes reasonably assured. If we estimate that our customers’ ability and intent to make payments have been impaired, additional allowances may be required. The allowance for doubtful accounts is established either through a charge to selling, general and administrative expenses or as a reduction to revenue.

Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued authoritative guidance for revenue recognition relating to arrangements containing both hardware and software elements. Under the new guidance, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and will now be subject to other relevant revenue recognition guidance. Additionally, the FASB superseded its authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence or third-party evidence is unavailable. Both guidance pronouncements will be effective for fiscal years starting June 15, 2010 and early adoption is permitted. We adopted the pronouncements effective October 1, 2009.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for us beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We believe that the adoption of this new guidance will not have a material impact on our financial statements.

In June 2008, the FASB issued authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities. According to this guidance, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities. As such, they should be included in the computation of basic earnings per share, or EPS, using the two-class method. This guidance became effective for us beginning after October 1, 2009. Once effective, all prior-period EPS data presented must be adjusted retrospectively. We believe that the adoption of this guidance will reduce previously reported basic and diluted earnings per share by up to $0.01 per share for fiscal 2009 and 2008.

In February 2008, FASB delayed until the beginning of fiscal 2010, the effective date of the fair value measurements guidance for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). We do not expect that the application of the fair value measurements guidance, when applied to non-financial assets and liabilities, will have a material impact on our results of operations or financial position.

In December 2007, the FASB issued authoritative guidance on business combinations. The guidance significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. Among the more significant changes of this guidance, acquired in-process research and development will be capitalized and upon completion amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; contingent consideration will be recognized at fair value at the acquisition date with subsequent changes recognized in earnings, and reductions in deferred tax valuation allowance relating to a business acquisition will be recognized in earnings. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance applies to us prospectively for business combinations for which the acquisition date is on or after October 1, 2009.

In December 2007, the FASB issued authoritative guidance that changes the accounting and reporting for noncontrolling (minority) interests in consolidated financial statements including the requirement to classify noncontrolling interests as a component of consolidated stockholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. This guidance became effective for us starting October 1, 2009. We do not expect that the application of this guidance will have a material impact on our consolidated results of operations or financial condition.

Adoption of New Accounting Standards

On July 1, 2009, the FASB issued the FASB Accounting Standards Codification, or the Codification. The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing pronouncements issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and related literature. The Codification eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009.

In May 2009, the FASB issued authoritative guidance on subsequent events, which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may have occurred for potential recognition or disclosure in the financial statements. The guidance also sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted this guidance during the quarter ended June 30, 2009. Please see Note 2 to our consolidated financial statements.

In April 2009, the FASB issued authoritative guidance on how to determine the fair value of an asset and liability when the volume and level of activity for such asset or liability has significantly decreased in relation to normal market activity for such asset or liability. It also provides guidance on identifying circumstances that indicate a transaction is not orderly and when the use of multiple (or different) valuation techniques may be warranted and considered. In addition, this guidance requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. Our adoption of this guidance on April 1, 2009, did not have a material impact on our financial statements.

In April 2009, the FASB issued authoritative guidance on recognition and presentation of other-than-temporary impairments. This guidance clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt and equity securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis. If either of those criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. We adopted this guidance on April 1, 2009, and reclassified the $1,783 non-credit related portion of other-than-temporary impairment losses recognized in prior period earnings as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009. Please see Note 5 to our consolidated financial statements.

In April 2009, the FASB issued authoritative guidance regarding interim disclosures about fair value of financial instruments which were previously only disclosed on an annual basis. Entities are now required to disclose the fair value of financial instruments that are not recorded at fair value in the financial statements in both their interim and annual financial statements. Additionally, a disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods is required. This guidance does not change the accounting treatment for these financial instruments. We adopted this guidance on April 1, 2009. Please see Notes 2 and 4 to our consolidated financial statements.

In March 2008, the FASB issued amended guidance on disclosures about derivative instruments and hedging activities. This guidance applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items. This guidance requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. We adopted this guidance on January 1, 2009. Our adoption of this guidance did not impact our consolidated financial results as it requires additional disclosure, rather than a change in accounting. Please see Note 6 to our consolidated financial statements.

In February 2007, the FASB issued authoritative guidance on the fair value option for financial assets and financial liabilities, which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. Effective October 1, 2008, we adopted this guidance, but we have not elected the fair value option for any eligible financial instruments as of September 30, 2009.

In September 2006, the FASB issued authoritative guidance on fair value measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In October 2008, the FASB issued additional guidance clarifying the application of the fair value measurements guidance in a market that is not active, and providing guidance on the key considerations in determining the fair value of a financial asset in such a market. Effective October 1, 2008, we adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of this guidance for financial assets and financial liabilities did not have a material impact on our results of operations or the fair values of our financial assets and liabilities. Please see Note 4 to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries.

As of November 30, 2009, our directors and senior managers were as follows:

Name	Age	Position

Bruce K. Anderson(2)(4)(5)	69	Chairman of the Board, Amdocs Limited
Adrian Gardner(1)(3)	47	Director and Chairman of the Audit Committee, Amdocs Limited
Charles E. Foster(1)(3)	73	Director and Chairman of the Nominating and Corporate Governance Committee, Amdocs Limited
James S. Kahan(2)(3)(4)	62	Director and Chairman of the Compensation Committee, Amdocs Limited
Zohar Zisapel(5)	60	Director and Chairman of the Technology and Innovation Committee, Amdocs Limited
Julian A. Brodsky(3)	76	Director, Amdocs Limited
Eli Gelman(5)	51	Director, Amdocs Limited
Nehemia Lemelbaum(4)(5)	67	Director, Amdocs Limited
John T. McLennan(1)	64	Director, Amdocs Limited
Robert A. Minicucci(2)(4)	57	Director, Amdocs Limited
Simon Olswang(1)	65	Director, Amdocs Limited
Giora Yaron	60	Director, Amdocs Limited
Dov Baharav(4)	59	Director, Amdocs Limited; President and Chief Executive Officer, Amdocs Management Limited
Tamar Rapaport Dagim	38	Senior Vice President and Chief Financial Officer, Amdocs Management Limited
James Liang	52	Senior Vice President and Chief Strategy Officer, Amdocs Management Limited
Ayal Shiran	44	Senior Vice President and Head of Customer Business Group, Amdocs Management Limited
Anshoo Gaur	41	Division President, Amdocs Development Center India Pvt. Ltd.
Thomas G. O’Brien	48	Treasurer and Secretary, Amdocs Limited

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

(4)	Member of the Executive Committee

(5)	Member of the Technology and Innovation Committee

Bruce K. Anderson has been Chairman of the Board of Directors of Amdocs since September 1997. Since August 1978, Mr. Anderson has been a general partner of Welsh, Carson, Anderson & Stowe (“WCAS”), an investment firm that specializes in the acquisition of companies in the information and business services and health care industries. Until September 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. Mr. Anderson served for nine years with Automated Data Processing, Inc. (“ADP”) until his resignation as Executive Vice President and a director of ADP, and President of ADP

International, effective August 1978. Mr. Anderson serves on the board of Alliance Data Systems, Inc., a publicly-held company that provides transaction, credit and marketing services to large consumer based businesses.

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

Charles E. Foster has been a director of Amdocs since December 2001 and is Chairman of the Nominating and Corporate Governance Committee. He was Chairman of the Board of Prodigy Communications Corporation from June until November 2001. From April 1997 until June 2001, Mr. Foster served as Group President of SBC, where he was responsible, at various times, for engineering, network, centralized services, marketing and operations, information systems, procurement, treasury, international operations, wireless services, merger integration, real estate, Yellow Pages and cable TV operations. In 2005, SBC acquired AT&T Corp. and became AT&T Inc. AT&T is our most significant customer. Mr. Foster serves as trustee of the Southwest Foundation for Bio-Medical Research, a non-profit research institute. Mr. Foster is a former member of the Texas Society of Professional Engineers and a director of Morningside Ministries Foundation, a non-profit operator of nursing homes in the San Antonio area.

James S. Kahan has been a director of Amdocs since April 1998 and is Chairman of the Compensation Committee, and a member of the Executive and Nominating and Corporate Governance Committees. From 1983 until his June 2007 retirement, he worked at SBC, which is now AT&T, and served as a Senior Executive Vice President from 1992 until June 2007. AT&T is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp. Mr. Kahan also serves on the Board of Directors of Live Nation, Inc., the world’s largest producer of live music concerts and events.

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

Eli Gelman has been a director of Amdocs since 2002. Since April 2008, Mr. Gelman has devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from October 2002 until April 2008 and as our Chief Operating Officer from October 2006 until April 2008. Prior to October 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Mr. Gelman has more than 28 years of experience in the software industry, including more than 20 years with Amdocs. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks.

Nehemia Lemelbaum has been a director of Amdocs since December 2001 and was a Senior Vice President of Amdocs Management Limited from 1985 until January 2005. Since 2005, Mr. Lemelbaum has been a private investor and since December 2006, Mr. Lemelbaum has been a director and the Chief Executive Officer of EHYN, a privately-held investment company. He joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led our development of graphic products for the Yellow Pages industry and later led our development of customer care and billing systems, as well as our penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing.

John T. McLennan has been a director of Amdocs since November 1999. From May 2000 until June 2004, he served as Vice-Chair and Chief Executive Officer of Allstream (formerly AT&T Canada). Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until May 2000. From 1993 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan is also a director of Air Canada Jazz, a publicly-held regional airline company, Chairman of Emera Inc., a Canadian publicly-held energy services company, and director of Nova Scotia Power Inc., a wholly-owned subsidiary of Emera Inc.

Robert A. Minicucci has been a director of Amdocs since September 1997. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is also a director of two other publicly-held companies: Alliance Data Systems, Inc. and Retalix Ltd., and several private companies.

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

Dr. Giora Yaron has been a director of Amdocs since July 2009. Dr. Yaron co-founded Itamar Medical Ltd., a publicly-traded medical technology company, and has been its co-chairman since 1997. Dr. Yaron provides consulting services to Itamar Medical and to various other technology companies. He also co-founded Exanet, Inc., a privately-held company focused on building single entity scalable storage networks, and has been its chairman since 2000. Since 2004, Dr. Yaron has been the chairman of Yissum Research Development Company, the technology transfer company of the Hebrew University of Jerusalem. Dr. Yaron also has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008. In addition, Dr. Yaron previously co-founded and served as chairman of Qumranet Inc. from 2006 to 2008, a privately-held enterprise software company acquired by Red Hat, Mercury Interactive from 1996 to 2006, a publicly-traded IT optimization software company acquired by Hewlett-Packard, P-cube Inc., a privately-held company focused on content-based switching for smart networks acquired by Cisco, Comsys Communication and Signal Processing Ltd., a semiconductor company.

Dov Baharav has been a director of Amdocs and the President and Chief Executive Officer of Amdocs Management Limited, our wholly-owned subsidiary, since July 2002. Mr. Baharav has overall coordination responsibilities for the operations and activities of our operating subsidiaries. In 1991, Mr. Baharav joined

Amdocs, Inc., our principal wholly-owned U.S. subsidiary, serving as its Vice President and then President in St. Louis, Missouri until 1995. From 1995 until July 2002, Mr. Baharav was a Senior Vice President and the Chief Financial Officer of Amdocs Management Limited. Prior to joining Amdocs, Mr. Baharav served as Chief Operating Officer of Optrotech Ltd., a publicly-held company that develops, manufactures and markets electro-optical devices.

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

Ayal Shiran has been Senior Vice President and Head of the Customer Business Group since August 2008. Mr. Shiran joined Amdocs in 2004, with initial responsibility as President of our Customer Business Unit responsible for Amdocs business with Cingular Wireless and later as Division President, responsible for Amdocs business with the AT&T group of companies, including SBC, Bellsouth and Cingular. Prior to joining Amdocs, Mr. Shiran served as Acting Vice President at TTI Team Telecom International, a telecommunications company. He also served in the Israel Air Force, where he was responsible for various projects concerning the development of computer systems for the F-15 jet airplane, and software development laboratories for the F-15 at Boeing.

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

Compensation

For 2010, we recently revised our compensation program for our directors who are not our employees, which we refer to as our Non-Employee Directors. For their services as directors during fiscal 2009, our Non-Employee Directors received compensation in the form of cash and options to purchase ordinary shares. During fiscal 2009, each Non-Employee Director received an annual cash payment of $31,500, reflecting a $3,500 reduction in compensation from prior years, which was approved by our Board of Directors. Each member of our Audit and Executive Committees who is a Non-Employee Director received an annual cash payment of $10,000. In addition, the Chairman of the Board of Directors received $75,000 in cash and options to purchase 16,910 ordinary shares. The Chairmen of our Audit and Executive Committees each received an annual cash payment of $10,000 and the Chairmen of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $5,000. Each Non-Employee Director received $1,500 per meeting of the Board of Directors and $1,000 per meeting of a committee of the Board of Directors, except for Non-Employee Directors who are members of our Audit Committee or Executive Committee, who each received $2,000 per meeting. During fiscal 2009, upon election or appointment to our Board of Directors, each Non-Employee Director also received an initial option grant for the purchase of 12,000 ordinary shares, followed by annual option grants for the purchase of 11,500 ordinary shares. All option grants to our Non-Employee Directors vest as to one-quarter of the shares immediately, with the remainder vesting annually in three equal installments. The exercise price of all options granted to our Non-Employee Directors is the NYSE closing price of our shares on the last trading day preceding the grant date. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

Commencing in fiscal 2010, our Non-Employee Directors will receive compensation for their services as directors in the form of cash and restricted shares. Our new compensation policy provides that each Non-Employee Director will receive an annual cash payment of $80,000. Each member of our Audit and Executive Committees who is a Non-Employee Director and who is not the chairman of such committees will receive an annual cash payment of $5,000. Each member of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees, who is a Non-Employee Director and who is not the chairman of such committees, will receive an annual cash payment of $1,000. The Chairmen of our Audit and Executive Committees will each receive an annual cash payment of $10,000 and the Chairmen of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees will each receive an annual cash payment of $5,000. Non-Employee Directors will receive an annual grant of restricted shares at a total value of $150,000. The Chairman of the Board of Directors will receive an additional annual amount equal to $200,000, of which $75,000 will be paid in cash and $125,000 will be awarded in the form of restricted shares. All restricted share awards to our Non-Employee Directors will be immediately vested with respect to 25%, with the remainder vesting annually in three equal installments. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors will be the NYSE closing price of our shares on the last trading day preceding the grant date. We will continue to reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

A total of 19 persons who served either as directors of Amdocs or members of its senior management during all or part of fiscal 2009 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons was approximately $4.4 million, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2009, we granted to such persons options to purchase an aggregate of 730,577 ordinary shares at a weighted average price of $19.23 per share with vesting generally over three to four-year terms and expiring ten years from the date of grant, and an aggregate of 115,824 restricted shares subject to two four-year vesting. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices

Our Board of Directors is comprised of 13 directors, 12 of whom were elected to our Board of Directors at our annual meeting of shareholders on January 22, 2009. Dr. Yaron was elected by our Board of Directors in July 2009 to fill a vacancy on our Board of Directors. All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

The executive officers of Amdocs Limited and each of its subsidiaries are elected by the board of directors of the relevant company on an annual basis and serve until the next annual meeting of such board of directors or until their respective successors have been duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

Our independent directors receive no compensation from us, except in connection with their membership on the Board of Directors and its committees as described above regarding Non-Employee Directors under “— Compensation.”

Workforce Personnel

The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location (in each of which we operate at multiple sites):

	As of September 30,
	2009	2008	2007

Software and Information Technology
North America	4,547	5,351	4,541
Israel	3,616	4,314	4,588
India	4,418	3,767	3,091
Rest of the World	3,290	3,668	3,758

	15,871	17,100	15,978
Management and Administration	1,373	1,435	1,483

Total Workforce	17,244	18,535	17,461

As a company with global operations, we are required to comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Brazil, Canada, China, Cyprus, France, Germany, India, Israel, Japan, Mexico, South Africa, the United Kingdom and the United States. Our employees in Europe are protected, in some countries, by mandatory collective bargaining agreements. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in particular countries, our compliance with such regulations could become more burdensome.

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

Some employees in Canada have union representation. In addition, all employees in Brazil, including local senior employees, are represented by unions. Collective bargaining between employers and unions is mandatory, negotiated annually, and covers work conditions, including cost of living increases, minimum wages that exceed government thresholds and overtime pay. In the Netherlands we have a works council which represents the employees. We work closely with the works council to ensure compliance with the local law. In France, we have employee representatives.

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of November 23, 2009, the aggregate number of our ordinary shares beneficially owned by our directors and senior management was 6,088,728 shares. As of November 23, 2009, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

Stock Option and Incentive Plan

Our Board of Directors has adopted, and our shareholders have approved, our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the 1998 Plan, pursuant to which up to 55,300,000 of our ordinary shares may be issued. The 1998 Plan expires on January 17, 2016.

The 1998 Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the 1998 Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2009, of the 55,300,000 ordinary shares available for issuance under the 1998 Plan, 21,111,216 ordinary shares had been issued as a result of option exercises and restricted share issuances under the provisions of the 1998 Plan, and 12,983,096 ordinary shares remained available for future grants. As of October 31, 2009, there were outstanding options to purchase an aggregate of 22,523,935 ordinary shares at exercise prices ranging from $6.40 to $78.31 per share.

The 1998 Plan is administered by a committee, which determines all the terms of the awards (subject to the above), including which employees, directors or consultants are granted awards. The Board of Directors may amend or terminate the 1998 Plan, provided that shareholder approval is required to increase the number of ordinary shares available under the 1998 Plan, to materially increase the benefits accruing to participants, to change the class of employees eligible for participation, to decrease the basis upon which the minimum exercise price of options is determined or to extend the period in which awards may be granted or to grant an option that is exercisable for more than ten years. Ordinary shares subject to restricted stock awards are subject to certain restrictions on sale, transfer or hypothecation. No awards may be granted after January 2016.

As a result of acquisitions, as of September 30, 2009, we are obligated to issue (and have reserved for issuance) an additional 115,749 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $0.38 to $37.66 per share. No additional options have been or will be granted under these predecessor plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of November 23, 2009 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 205,612,198 ordinary shares outstanding as of November 23, 2009. Information concerning shareholders is based on periodic public filings made by such shareholders and may not necessarily be accurate as of November 23, 2009.

	Shares
	Beneficially	Percentage
Name	Owned	Ownership

Thornburg Investment Management Inc.(1)	20,963,453	10.2
Ameriprise Financial, Inc.(2)	13,248,322	6.4
All directors and executive officers as a group (18 persons)(3)	6,088,728	2.9%

(1)	The address of Thornburg Investment Management Inc., or Thornburg, is 2300 North Ridgetop Road, Santa Fe, New Mexico 87506. Based on a Schedule 13G filed by Thornburg with the SEC on March 10, 2009, Thornburg had sole voting and dispositive power over all of these ordinary shares.

(2)	Based on a Schedule 13G filed by Ameriprise Financial, Inc., or Ameriprise, and RiverSource Investments, LLC, or RiverSource, with the SEC on February 12, 2009, Ameriprise and RiverSource had shared voting power over 299 of our ordinary shares and shared dispositive power over 13,248,322 of our ordinary shares. Ameriprise is the parent company of RiverSource. Ameriprise and RiverSource disclaim beneficial ownership of these shares. The address of Ameriprise and RiverSource is 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

(3)	Includes options held by such directors and executive officers that are exercisable within 60 days after November 23, 2009.

Over the last three years, our major shareholders have included our directors and executive officers as a group, AT&T and its affiliates, and other institutional investors, including T. Rowe Price, Massachusetts Financial Services Company (“MFS”), Janus Capital Management LLC (“Janus”), J &W Seligman & Co. Incorporated (“Seligman”) and Glenview Capital Management, LLC (“Glenview”). AT&T’s share ownership has decreased below 5.0% as of November 23, 2009 from 5.2% in November 2006. MFS ceased to be a major shareholder in fiscal 2008. T. Rowe Price, Janus and Glenview Capital Management, LLC ceased to be major shareholders in fiscal 2009. Seligman was acquired by Ameriprise in 2008. None of our major shareholders have voting rights that are different from those of any other shareholder.

As of November 23, 2009, our ordinary shares were held by 1,920 record holders. Based on a review of the information provided to us by our transfer agent, 925 record holders, holding approximately 99.96% of our outstanding ordinary shares held of record, were residents of the United States.

Related Party Transactions

AT&T, together with some of its operating subsidiaries, is our most significant customer. During fiscal 2009, AT&T and those subsidiaries accounted for approximately 33% of our revenue. AT&T is also a beneficial owner of companies that provide certain miscellaneous support services to us in United States.

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

Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol “DOX.” The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

	High	Low

Fiscal Year Ended September 30
2005	$30.96	$20.70
2006	$41.01	$24.30
2007	$40.74	$32.50
2008	$38.03	$24.65
2009	$27.71	$14.61
Quarter
Fiscal 2008:
First Quarter	$38.03	$30.42
Second Quarter	$34.80	$27.18
Third Quarter	$33.47	$27.20
Fourth Quarter	$31.37	$24.65
Fiscal 2009:
First Quarter	$27.71	$15.62
Second Quarter	$21.66	$14.61
Third Quarter	$22.55	$18.15
Fourth Quarter	$27.40	$19.88
Fiscal 2010:
First Quarter (through November 30, 2009)	$27.65	$24.10
Most Recent Six Months
June 2009	$22.55	$20.07
July 2009	$24.35	$19.88
August 2009	$24.92	$23.23
September 2009	$27.40	$23.57
October 2009	$27.65	$24.76
November 2009	$27.39	$24.10

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Amdocs Limited is registered at the Companies Registry in Guernsey and has been assigned company number 19528, with its registered office situated at Suite 5, Tower Hill House, Le Bordage, St Peter Port, Guernsey, GY1 3QT. The telephone number at that location is +44-1481-728444.

Our Memorandum of Incorporation, or the Memorandum, provides that the objects and powers of Amdocs Limited are not restricted and our Articles of Incorporation, or the Articles, provides that our business is to engage in any lawful act or activity for which companies may be organized under the Companies (Guernsey) Law, 2008, as amended, or the Companies Law.

Article 70(1) of the Articles provides that a director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding such director’s interest and an interested director will not be liable to us for any profit realized through any such contract or arrangement by reason of such director holding the office of director. Article 71(1) of the Articles provides that the directors shall be paid out of the funds of Amdocs Limited by way of fees such sums as the Board shall reasonably determine. Article 73 of the

Articles provides that directors may exercise all the powers of Amdocs Limited to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue securities whether outright or as security for any debt, liability or obligation of the Amdocs Limited for any third party. Such borrowing powers can only be altered through an amendment to the Articles by special resolution. Our Memorandum and Articles do not impose a requirement on the directors to own shares of Amdocs Limited in order to serve as directors, however, the Board of Directors has adopted guidelines for minimum share ownership by the directors, who have until 2013 to be in compliance with the guidelines.

On July 1, 2008, the Companies Law was introduced, repealing the existing legislation in Guernsey governing companies. In order to comply with the provisions of the Companies Law, we adopted a new Memorandum and Articles at our annual meeting of shareholders on January 22, 2009.

Some of the significant amendments were to:

(i) amend the Memorandum to state that the objects and powers of Amdocs Limited are unrestricted;

(ii) eliminate certain provisions of the previous articles that are set forth in substantially the same terms in the Companies Law, including provisions dealing with transactions between a director and Amdocs Limited and the rights of shareholders to receive certificates for their shares;

(iii) permit our Board of Directors to issue up to 700 million ordinary shares and 25 million preferred shares for a period of up to five years, subject to the ability of shareholders to revoke such authority or approve extensions of such authority for further periods not exceeding five years;

(iv) conform the provisions of the Articles dealing with the indemnification of directors and officers to the requirements of the Companies Law;

(v) expressly authorize Amdocs Limited to obtain insurance to cover claims against directors and officers to the fullest extent permitted by the Companies Law;

(vi) permit our Board of Directors to determine the compensation of all directors, whether or not employed by Amdocs Limited; and

(vii) state that the Board of Directors will have all the powers necessary for managing, directing and supervising the management of our business and affairs and delete the specification of powers contained in the previous articles.

Our current share capital is £5,250,000, which is comprised of (i) 25,000,000 preferred shares with a par value of £0.01 per share and (ii) 700,000,000 ordinary shares with a par value of £0.01 per share, consisting of voting and non-voting ordinary shares. As of September 30, 2009, 205,072,590 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares were not changed by the amendment to our charter documents and are set out in the Memorandum and Articles and are as follows:

Preferred Shares

•	Issue — the preferred shares may be issued from time to time in one or more series of any number of shares up to the amount authorized.

•	Authorization to Issue Preferred Shares — authority is vested in the directors from time to time to authorize the issue of one or more series of preferred shares and to provide for the designations, powers, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon.

•	Relative Rights — all shares of any one series of preferred shares must be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends shall accrue.

•	Liquidation — in the event of any liquidation, dissolution or winding-up of Amdocs Limited, the holders of preferred shares are entitled to a preference with respect to payment and to receive payment (at the rate fixed in any resolution or resolutions adopted by the directors in such case) plus an amount equal to all dividends accumulated to the date of final distribution to such holders. The holders of preferred shares are entitled to no further payment other than that stated above. If upon any liquidation our assets are insufficient to pay in full the amount stated above, then such assets shall be distributed among the holders of preferred shares ratably in accordance with the respective amount such holder would have received if all amounts had been paid in full.

•	Voting Rights — except as otherwise provided for by the directors upon the issue of any new series of preferred shares, the holders of preferred shares have no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of shareholders.

Ordinary Shares and Non-Voting Ordinary Shares

Except as otherwise provided by the Memorandum and Articles, the ordinary shares and non-voting ordinary shares are identical and entitle holders thereof to the same rights and privileges.

•	Dividends — when and as dividends are declared on our shares, the holders of voting ordinary shares and non-voting shares are entitled to share equally, share for share, in such dividends except that if dividends are declared that are payable in voting ordinary shares or non-voting ordinary shares, dividends must be declared that are payable at the same rate in both classes of shares.

•	Conversion of Non-Voting Ordinary Shares into Voting Ordinary Shares — upon the transfer of non-voting ordinary shares from the original holder thereof to any third party not affiliated with such original holder, non-voting ordinary shares are redesignated in our books as voting ordinary shares and automatically convert into the same number of voting ordinary shares.

•	Liquidation — upon any liquidation, dissolution or winding-up, any assets remaining after creditors and the holders of any preferred shares have been paid in full shall be distributed to the holders of voting ordinary shares and non-voting ordinary shares equally share for share.

•	Voting Rights — the holders of voting ordinary shares are entitled to vote on all matters to be voted on by the shareholders, and the holders of non-voting ordinary shares are not entitled to any voting rights.

•	Preferences — the voting ordinary shares and non-voting ordinary shares are subject to all the powers, rights, privileges, preferences and priorities of the preferred shares as are set out in the Articles.

As regards both preferred shares and voting and non-voting ordinary shares, we have the power to purchase any of our own shares, whether or not they are redeemable and may make a payment out of capital for such purchase. Where our shares are repurchased by us off market, the repurchase must be approved by special resolution of our shareholders. If we are making a market acquisition of our own shares, the acquisition must be approved by an ordinary resolution of our shareholders. In practice, we expect that we would continue to effect any future repurchases of our ordinary shares through our subsidiaries.

The Articles now provide that our directors, officers and other agents will be indemnified by us from and against all liabilities sustained in connection with their performance of their duties, except to the extent prohibited by the Companies Law. Under the Companies Law, Amdocs Limited may not indemnify a director for certain excluded liabilities, which are:

•	fines imposed in criminal proceedings;

•	regulatory fines;

•	expenses incurred in defending criminal proceedings resulting in a conviction;

•	expenses incurred in defending civil proceedings brought by Amdocs Limited or an affiliated company in which judgment is rendered against the director; and

•	expenses incurred in unsuccessfully seeking judicial relief from claims of a breach of duty.

Although the directors may not be exempted from, or indemnified for, liabilities to Amdocs Limited arising out of negligence, default, breach of duty or breach of trust, liabilities to third parties (including to our shareholders) arising out of negligence, default, breach of duty or breach of trust may be indemnified by us and the Companies Law authorizes Guernsey companies to purchase insurance against such liabilities to companies or to third parties for the benefit of directors. We currently maintain such insurance. Judicial relief is available for an officer charged with a neglect of duty if the court determines that such person acted honestly and reasonably, having regard to all the circumstances of the case.

There are no provisions in the Memorandum or Articles that provide for a classified board of directors or for cumulative voting for directors.

If the share capital is divided into different classes of shares, Article 11 of the Articles provides that the rights attached to any class of shares (unless otherwise provided by the terms of issue) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution of the holders of the shares of that class.

A special resolution is defined by the Companies Law as being a resolution passed by a majority of shareholders representing not less than 75% of the total voting rights of the shareholders present in person or by proxy.

Rather than attend general or special meetings of our shareholders, shareholders may confer voting authority by proxy to be represented at such meetings. Generally speaking, proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as ordinary shares that are present for purposes of determining whether a quorum is present at a general or special meeting. Nominees who are members of the NYSE, and who, as brokers, hold ordinary shares in “street name” for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the ordinary shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter, we will not count those votes in favor of such matter, however, such “broker non-votes” will be counted as ordinary shares that are present for purposes of determining whether a quorum is present.

Provisions in respect of the holding of general meetings and extraordinary general meetings are set out at Articles 22-41 of the Articles. The Articles provide that an annual general meeting must be held once in every calendar year (provided that not more than 15 months have elapsed since the last such meeting) at such time and place as the directors appoint. The shareholders of the Company may waive the requirement to hold an annual general meeting in accordance with the Companies Law. The directors may, whenever they deem fit, convene an extraordinary general meeting. General meetings may be convened by any shareholders holding more than 10% in the aggregate of Amdocs Limited’s share capital. Shareholders may participate in general meetings by video link, telephone conference call or other electronic or telephonic means of communication.

A minimum of ten days’ written notice is required in connection with an annual general meeting and a minimum of 14 days’ written notice is required for an extraordinary general meeting, although a general meeting may be called by shorter notice if all shareholders entitled to attend and vote agree. The notice shall specify the place, the day and the hour of the meeting, and in the case of any special business, the general nature of that business and details of any special resolutions, waiver resolutions or unanimous resolutions being proposed at the meeting. The notice must be sent to every shareholder and every director and may be published on a website.

At general meetings, the Chairman of the Board may choose whether a resolution put to a vote shall be decided by a show of hands or by a poll. However, a poll may be demanded by not less than five shareholders having the right to vote on the resolution or by shareholders representing not less than 10% of the total voting rights of all shareholders having the right to vote on the resolution.

A shareholder is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of Amdocs Limited.

Amdocs Limited may pass resolutions by way of written resolution.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

There are no provisions in the Memorandum or Articles that would have the effect of delaying, deferring or preventing a change in control of Amdocs Limited and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries).

There are no provisions in the Memorandum or Articles governing the ownership threshold above which our shareholder ownership must be disclosed. U.S. federal law, however, requires that all directors, executive officers and holders of 10% or more of the stock of a company that has a class of stock registered under the Securities Exchange Act of 1934, as amended (other than a foreign private issuer, such as Amdocs Limited), disclose such ownership. In addition, holders of more than 5% of a registered equity security of a company (including a foreign private issuer) must disclose such ownership.

Pursuant to Article 19 of the Articles, we may from time to time, by ordinary resolution, increase our share capital by such sum, to be divided into shares of such amount, as the resolution prescribes. The directors may reduce our share capital or any other capital subject to us satisfying the solvency requirements set out in the Companies Law.

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

General

Our effective tax rate was 10.9% for fiscal 2009, compared to 9.3% for fiscal 2008 and 10.6% for fiscal 2007.

There can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenged the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries benefit from certain special tax benefits. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

Certain Guernsey Tax Considerations

Tax legislation enacted in Guernsey with effect from January 1, 2008 subjected us to a zero percent corporate tax rate. In October 2009, Guernsey officials announced that Guernsey’s corporate income tax regime was under review.

Certain Indian Tax Considerations

Through subsidiaries, we operate a development center and a business processing operations center in Pune, India, and another development center in Delhi, India. In 2009, the corporation tax rate applicable in India on trading activities was 34%. Our subsidiaries in India operate under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, our subsidiaries based in Pune are entitled to considerable corporate income tax exemptions on all income derived from such pre-approved information technology activity, provided they continue to meet the conditions required for such tax benefits. The benefits applicable for our Pune-based subsidiaries are scheduled to expire on April 1, 2011. However, as of April 1, 2007, the Minimum Alternative Tax, or MAT, became applicable to our Indian subsidiaries based in Pune. The MAT is levied on book profits at the rate of 17% (during the Indian fiscal year commencing on April 1, 2009) and can be carried forward for 10 years to be credited against corporate income tax. Our-Delhi based subsidiary is subject to a separate tax entitlement under which it is exempt from tax on its tax incentive-eligible activity for its first five years of operation and it will enjoy 50% reduction on its corporate income tax for such activity for the following five years. After 10 years of operations, such 50% reduction may be available for an additional five years, subject to further investment-related undertakings that we would be required to make. Under Indian laws, any dividend distribution by our Indian subsidiaries would be subject to a dividend distribution tax at the rate of 17% to be paid by such subsidiaries. Recently, the Indian government published a preliminary draft for the replacement of the country’s tax code. This draft, if enacted, would substantially change Indian tax laws, and might reduce or eliminate the availability of these beneficial tax rates for our Indian subsidiaries.

Certain Israeli Tax Considerations

Our Israeli subsidiary, Amdocs (Israel) Limited, operates one of our largest development centers. Discussed below are certain Israeli tax considerations relating to this subsidiary.

General Corporate Taxation in Israel.  In August 2005, the Israeli parliament enacted legislation that has gradually reduced the “Companies Tax” rates of taxable income apply to Israeli companies. According to this legislation, the Companies Tax rate on taxable income in 2005 and upcoming years was and will be as follows: 34% in 2005, 31% in 2006, and 29% in 2007, 27% in 2008, 26% in 2009 and 25% for 2010 and thereafter. However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise may be considerably less.

Law for the Encouragement of Capital Investments, 1959.  Certain production and development facilities of our Israeli subsidiary have been granted “Approved Enterprise” status pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

In general, investment programs of our Israeli subsidiary that have already obtained instruments of approval for an Approved Enterprise by the Israeli Investment Center prior to the change in legislation in 2005 continue to be subject to the old provisions of the Investment Law as described below. The revisions that were introduced into the Investment Law in 2005 did not affect our effective tax rate for year ended September 30, 2009 and we do not expect them to have a significant impact on our effective tax rate in fiscal 2010.

The provisions of the Investment Law applicable to investment programs approved prior to the effective date of the amendments to the Investment Law provide that capital investments in production facilities (or other eligible assets) may, upon application to the Israeli Investment Center, be designated as an “Approved Enterprise.” Each instrument of approval for an Approved Enterprise relates to a specific investment program delineated both by the financial scope of the investment, including source of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific investment program and are contingent upon compliance with the conditions set out in the instrument of approval.

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

Such income is eligible for further reductions in tax rates if we qualify as a Foreign Investors’ Company, or FIC, depending on the percentage of the foreign ownership. Subject to certain conditions, an FIC is a company more than 25% of whose share capital (in terms of shares, rights of profits, voting and appointment of directors) and more than 25% of whose combined share and loan capital is owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. A company that owns an Approved Enterprise approved after April 1, 1986, may elect to forego the entitlement to grants and apply for an alternative package of tax benefits. In addition, a company (like our Israeli subsidiary) with an enterprise outside the National Priority Regions (which is not entitled to grants) may also apply for the alternative benefits. Under the alternative benefits, undistributed income from the Approved Enterprise operations is fully tax exempt (a tax holiday) for a defined period. The tax holiday ranges between two to ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel. On expiration of the tax holiday, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described above) for the remainder of the otherwise applicable period of benefits.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of ordinary shares based on such holder’s particular circumstances (including potential application of the alternative minimum tax), U.S. federal income tax consequences to certain holders that are subject to special treatment (such as taxpayers who are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, holders of securities held as part of a “straddle,” “hedge” or “conversion transaction” with other investments, or holders owning directly, indirectly or by attribution at least 10% of the ordinary shares), or any aspect of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate taxes.

This summary is for general information only and is not binding on the Internal Revenue Service, or the IRS. There can be no assurance that the IRS will not challenge one or more of the statements made herein. U.S. holders are urged to consult their own tax advisers as to the particular tax consequences to them of owning and disposing of our ordinary shares.

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

Dividend income is generally taxed as ordinary income. However, a maximum U.S. federal income tax rate of 15% will apply to “qualified dividend income” received by individuals (as well as certain trusts and estates) before January 1, 2011, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of “qualified foreign corporations,” including shares of a foreign corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are readily tradable on the NYSE, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

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

Based on an analysis of our financial position, we believe that we have not been a passive foreign investment company for U.S. federal income tax purposes for any preceding taxable year and expect that we will not become a passive foreign investment company during the current taxable year. However, because the tests for determining passive foreign investment company status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, based on the market price of our ordinary shares, and the amount and type of our gross income, we cannot guarantee that we will not become a passive foreign investment company in the future or that the IRS will agree with our conclusion regarding our current passive foreign investment company status. We intend to use reasonable efforts to avoid becoming a passive foreign investment company.

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

You may request copies of our reports, at no cost, by writing to or telephoning us as follows:

Amdocs, Inc.
Attention: Thomas G. O’Brien
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017
Telephone: +1-314-212-8328

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. We have determined that the U.S. dollar is our functional currency. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators as indicated in the authoritative guidance for foreign currency matters.

During fiscal 2009, our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar were approximately 70% to 80% and 50% to 60%, respectively. If more customers will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily Canadian dollars, Australian dollars and euros, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels, British pounds and Indian rupees. We also use such contracts to hedge the impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in Israeli shekels, Canadian dollars, euros, British pounds and Australian dollars. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 6 to our consolidated financial statements.

The table below (all dollar amounts in millions) presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2009. Notional values are U.S. dollar translated and calculated based on forward rates as of September 30, 2009 for forward contracts and based on spot rates as of September 30, 2009 for options.

		Fair Value of
	Notional Value*	Derivatives

Foreign exchange contracts	$524.3	$13.9

(*)	Gross notional amounts do not quantify risk or represent our assets or liabilities, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments are invested in short term conservative debt instruments. Excess liquidity is invested in short-term high quality interest-bearing investments primarily U.S. dollar-denominated. Such short-term interest-bearing investments consist mainly of money market funds, U.S. government treasuries, U.S. agencies and government guaranteed debt. As of September 30, 2009, there were no outstanding borrowings under our revolving lines of credit or our short-term credit facilities.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2009. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2009, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Ernst & Young billed us approximately $3.3 million for audit services for fiscal 2009, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.8 million for audit services for fiscal 2008.

Audit-Related Fees

Ernst & Young billed us approximately $1.3 million for audit-related services for fiscal 2009. Audit-related services principally include SAS 70 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.0 million for audit-related services for fiscal 2008.

Tax Fees

Ernst & Young billed us approximately $1.1 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2009. Ernst & Young billed us approximately $1.6 million for tax advice in fiscal 2008.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2009 or fiscal 2008.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2009, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2009 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

			(c)
			Total Number of	(d)
			Shares	Maximum Number (or
	(a)		Purchased as Part	Approximate Dollar Value)
	Total Number of	(b)	of Publicly	of Shares that
	Shares	Average Price	Announced Plans	May Yet Be Purchased Under
Period	Purchased	Paid per Share(2)	or Programs	the Plans or Programs(1)

10/1/08 — 10/31/08	467,808	$26.90	467,808	$82,723,018
11/1/08 — 11/30/08	—	—	—	82,723,018
12/1/08 — 12/31/08	—	—	—	82,723,018
1/1/09 — 1/31/09	—	—	—	82,723,018
2/1/09 — 2/28/09	—	—	—	82,723,018
3/1/09 — 3/31/09	—	—	—	82,723,018
4/1/09 — 4/30/09	—	—	—	82,723,018
5/1/09 — 5/31/09	—	—	—	82,723,018
6/1/09 — 6/30/09	—	—	—	82,723,018
7/1/09 — 7/31/09	—	—	—	82,723,018
8/1/09 — 8/31/09	—	—	—	—
9/1/09 — 9/30/09	—	—	—	—

Total	467,808	$26.90	467,808	$—

(1)	In August 2007, our Board of Directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permitted us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we considered appropriate. During the first quarter of fiscal 2009, we repurchased 0.5 million ordinary shares of this repurchase program, at an average price of $26.90 per share. As of August 2009, our authority to repurchase ordinary shares expired.

(2)	The average price per share excludes broker and transaction fees.

Convertible Notes

			(c)	(d)
		(b)	Total Number of	Maximum Number (or
	(a)	Average Price	Principal Amount of	Approximate Dollar Value)
	Total Principal	Paid per $1,000	Convertible Notes	of Convertible Notes that
	Amount of	Principal Amount	Purchased as Part of	May Yet Be
	Convertible Notes	of Convertible	Publicly Announced	Purchased Under
Period	Purchased	Notes	Plans or Programs	the Plans or Programs(1)

10/1/08 — 10/31/08	$—	$—	$—	$450,000,000
11/1/08 — 11/30/08	100,000,000	978.88	100,000,000	350,000,000
12/1/08 — 12/31/08	—	—	—	350,000,000
1/1/09 — 1/31/09	—	—	—	350,000,000
2/1/09 — 2/28/09	18,200,000	996.0	18,200,000	331,800,000
3/1/09 — 3/31/09	330,780,000	1,000.0	330,780,000	1,020,000
4/1/09 — 4/30/09	—	—	—	1,020,000
5/1/09 — 5/31/09	—	—	—	1,020,000
6/1/09 — 6/30/09	—	—	—	1,020,000
7/1/09 — 7/31/09	—	—	—	1,020,000
8/1/09 — 8/31/09	—	—	—	1,020,000
9/1/09 — 9/30/09	—	—	—	1,020,000

Total	$448,980,000	$995.1	$448,980,000	$1,020,000

(1)	During fiscal 2009, using proceeds from our revolving credit facility, we purchased $449.0 million aggregate principal amount of our 0.50% convertible notes at an average price of 99.5% of the principal amount, excluding accrued interest and transaction fees. As of September 30, 2009, $1.0 million principal amount of the notes remain as our obligation, due in 2024, in accordance with their terms.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2009, 2008 and 2007, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2009 and 2008

Consolidated Statements of Income for the years ended September 30, 2009, 2008 and 2007

Consolidated Statements of Changes in Shareholders’ Equity for the years ended September 30, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended September 30, 2009, 2008 and 2007

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

Amdocs Limited

/s/  Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary
Authorized U.S. Representative

Date: December 7, 2009

EXHIBIT INDEX

Exhibit
No.		Description

1.1		Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibits 99.1 to Amdocs’ Form 6-K filed January 26, 2009)
1.2		Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 99.2 to Amdocs’ Form 6-K filed January 26, 2009)
2	.a.1	Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of New York, as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K, filed March 5, 2004)
2	.a.2	Registration Rights Agreement, dated March 5, 2004, among Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Form 6-K, filed March 5, 2004)
4	.b.1	Further Amended and Restated Information Technology Services Agreement, dated September 1, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 3, 2007)
4	.b.2	Master Agreement for Software and Services between Amdocs, Inc. and SBC Operations, Inc., effective July 7, 1998 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 10.13 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-1, dated May 21, 1999, Registration No. 333-75151)
4	.b.3	Software Master Agreement between Amdocs Software Systems Limited and SBC Services, Inc., effective December 10, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.2 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4	.b.4	Agreement between Amdocs, Inc. and SBC Services, Inc. for Software and Professional Services, effective August 7, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4	.b.5	Amended and Restated Customer Care and Billing Services Agreement, dated as of July 1, 2006, between Sprint/United Management Company and Amdocs Software Systems Limited (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K dated December 13, 2006)
4	.b.6	Agreement Amending the Further Amended and Restated Master Outsourcing Agreement and Master License and Services Agreement, dated as of October 5, 2006, between Bell Canada and Amdocs Canadian Managed Services Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 13, 2006)
4	.b.7	Information Technology Services Agreement, dated as of April 1, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 3, 2007)
4	.b.8	Amended and Restated Information Technology Services Agreement, dated as of December 28, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 8, 2008)

Exhibit
No.		Description

4	.b.9	Credit Agreement, dated as of November 27, 2007, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 4.B.9 to Amdocs’ Annual Report on Form 20-F filed December 3, 2007)
4	.c.1	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Annual Report on Form 20-F filed December 13, 2006)
8		Subsidiaries of Amdocs Limited
12.1		Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
12.2		Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
13.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2		Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
14.1		Consent of Ernst & Young LLP
100.1		The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2009, filed with the SEC on December 7, 2009, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2009 and 2008, (ii) Consolidated Statements of Income for the years ended September 30, 2009, 2008 and 2007, (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended September 30, 2009, 2008 and 2007, (iv) the Consolidated Statements of Cash Flows for the years ended September 30, 2009, 2008 and 2007, and (iv) Notes to Consolidated Financial Statements (tagged as blocks of text).

AMDOCS LIMITED

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2009, the Company’s internal control over financial reporting is effective based on those criteria.

The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2009. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part III. These financial statements and the schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in the Notes to the consolidated financial statements, the Company adopted the requirements of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting For Uncertainty in Income Taxes (primarily codified in FASB Topic 740-10, Income Taxes), effective October 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amdocs Limited’s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 7, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
December 7, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Amdocs Limited

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amdocs Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2009 of Amdocs Limited and our report dated December 7, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
December 7, 2009

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	As of September 30,
	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$728,762	$718,850
Short-term interest-bearing investments	444,279	525,528
Accounts receivable, net	454,965	573,764
Deferred income taxes and taxes receivable	117,848	84,515
Prepaid expenses and other current assets	126,704	102,930

Total current assets	1,872,558	2,005,587
Equipment and leasehold improvements, net	279,659	317,081
Deferred income taxes	137,662	187,173
Goodwill	1,539,424	1,526,371
Intangible assets, net	227,337	270,551
Other noncurrent assets	271,777	272,300

Total assets	$4,328,417	$4,579,063

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$86,189	$157,357
Accrued expenses, other current liabilities and other	174,341	226,359
Accrued personnel costs	154,841	218,229
Deferred revenue	186,158	197,851
Deferred income taxes and taxes payable	9,338	30,228

Total current liabilities	610,867	830,024
Convertible notes	1,020	450,000
Deferred income taxes and taxes payable	273,110	266,548
Noncurrent liabilities and other	230,367	227,300

Total liabilities	1,115,364	1,773,872

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 and 550,000 shares; £0.01 par value; 242,466 and 240,836 issued and 205,079 and 203,916 outstanding, in 2009 and 2008, respectively	3,930	3,900
Additional paid-in capital	2,334,090	2,264,800
Treasury stock, at cost — 37,387 and 36,920 Ordinary Shares in 2009 and 2008, respectively	(919,874)	(907,280)
Accumulated other comprehensive income (loss)	8,343	(14,834)
Retained earnings	1,786,564	1,458,605

Total shareholders’ equity	3,213,053	2,805,191

Total liabilities and shareholders’ equity	$4,328,417	$4,579,063

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year ended September 30,
	2009	2008	2007

Revenue:
License	$135,146	$135,487	$159,357
Service	2,727,461	3,026,609	2,676,816

	2,862,607	3,162,096	2,836,173

Operating expenses:
Cost of license	2,686	2,729	3,914
Cost of service	1,831,947	2,023,562	1,792,468
Research and development	210,387	225,492	230,444
Selling, general and administrative	344,335	404,134	370,194
Amortization of purchased intangible assets	85,153	86,687	74,959
Restructuring charges, in-process research and development and other	20,780	13,896	6,761

	2,495,288	2,756,500	2,478,740

Operating income	367,319	405,596	357,433
Interest (expense) income and other, net	(1,165)	11,955	50,566

Income before income taxes	366,154	417,551	407,999
Income taxes	39,978	38,645	43,062

Net income	$326,176	$378,906	$364,937

Basic earnings per share	$1.61	$1.83	$1.76

Diluted earnings per share	$1.58	$1.74	$1.65

Basic weighted average number of shares outstanding	202,867	206,590	207,846

Diluted weighted average number of shares outstanding	207,606	219,606	223,256

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands)

					Accumulated
					Other
			Additional		Comprehensive		Total
	Ordinary Shares		Paid-in	Treasury	(Loss)	Retained	Shareholders’
	Shares	Amount	Capital	Stock	Income	Earnings	Equity

Balance as of October 1, 2006	206,793	$3,763	$2,035,309	$(602,392)	$2,723	$714,762	$2,154,165
Comprehensive income:
Net income	—	—	—	—	—	364,937	364,937
Unrealized loss on foreign currency hedging contracts, net of $(1,363) tax	—	—	—	—	(3,420)	—	(3,420)
Unrealized gain on short-term interest-bearing investments, net of $30 tax	—	—	—	—	659	—	659

Comprehensive income							362,176
Adjustment to accumulated other comprehensive income upon adoption of SFAS 158 (primarily codified in ASC 715-Compensation-Retirement Benefits) net of $(378) tax	—	—	—	—	727	—	727
Employee stock options exercised	3,970	79	74,576	—	—	—	74,655
Repurchase of shares	(1,411)	—	—	(49,837)	—	—	(49,837)
Tax benefit of stock options exercised/cancelled	—	—	3,965	—	—	—	3,965
Issuance of restricted stock, net of forfeitures	410	8	—	—	—	—	8
Issuance of stock options related to acquisitions, net	—	—	768	—	—	—	768
Equity-based compensation expense related to employees	—	—	53,587	—	—	—	53,587
Equity-based compensation expense related to non-employee stock options	—	—	29	—	—	—	29

Balance as of September 30, 2007	209,762	3,850	2,168,234	(652,229)	689	1,079,699	2,600,243
Comprehensive income:
Net income	—	—	—	—	—	378,906	378,906
Unrealized loss on foreign currency hedging contracts, net of $3,272 tax	—	—	—	—	(4,578)	—	(4,578)
Unrealized loss on short-term interest-bearing investments, net of $(468) tax	—	—	—	—	(10,002)	—	(10,002)
Unrealized loss on defined benefit plan, net of $(489) tax	—	—	—	—	(943)	—	(943)

Comprehensive income							363,383
Employee stock options exercised	2,052	41	37,527	—	—	—	37,568
Repurchase of shares	(8,370)	—	—	(255,051)	—	—	(255,051)
Tax benefit of stock options exercised/cancelled	—	—	1,549	—	—	—	1,549
Issuance of restricted stock, net of forfeitures	472	9	—	—	—	—	9
Equity-based compensation expense related to employees	—	—	57,490	—	—	—	57,490

Balance as of September 30, 2008	203,916	3,900	2,264,800	(907,280)	(14,834)	1,458,605	2,805,191
Comprehensive income:
Net income	—	—	—	—	—	326,176	326,176
Unrealized gain on foreign currency hedging contracts, net of $647 tax	—	—	—	—	18,092	—	18,092
Unrealized gain on short-term interest-bearing investments, net of $218 tax	—	—	—	—	4,828	—	4,828
Unrealized gain on defined benefit plan, net of $1,078 tax	—	—	—	—	2,040	—	2,040

Comprehensive income							351,136
Cumulative effect from adoption of FSP No. 115-2/124-2 (primarily codified in ASC 320-10- Investments-Debt and Equity Securities-Overall) at April 1, 2009	—	—	—	—	(1,783)	1,783	—
Employee stock options exercised	1,289	23	27,863	—	—	—	27,886
Repurchase of shares	(468)	—	—	(12,594)	—	—	(12,594)
Tax benefit of stock options exercised/cancelled	—	—	(1,484)	—	—	—	(1,484)
Issuance of restricted stock, net of forfeitures	342	7	—	—	—	—	7
Equity-based compensation expense related to employees	—	—	42,911	—	—	—	42,911

Balance as of September 30, 2009	205,079	$3,930	$2,334,090	$(919,874)	$8,343	$1,786,564	$3,213,053

As of September 30, 2009, 2008 and 2007, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $12,936, $(5,157) and $(579), unrealized (loss) income on cash equivalents and short-term interest-bearing investments, net of tax, of $(6,417), $(9,461) and $541 and unrealized gain (loss) on defined benefit plan, net of tax of $1,824, $(216) and $727.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended September 30,
	2009	2008	2007

Cash Flow from Operating Activities:
Net income	$326,176	$378,906	$364,937
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	198,119	192,937	164,994
In-process research and development expenses	5,640	1,780	750
Equity-based compensation expense	42,911	57,490	53,587
Loss (gain) on sale of equipment	197	(970)	(8)
Deferred income taxes	16,249	1,111	(21,095)
Gain on repurchase of convertible notes	(2,185)	—	—
Excess tax benefit from equity-based compensation	(18)	(211)	(795)
Loss (gain) from short-term interest-bearing investments	4,449	4,945	(3,012)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	131,527	(118,291)	(67,333)
Prepaid expenses and other current assets	(13,614)	4,173	(62)
Other noncurrent assets	(2,690)	(31,739)	(26,264)
Accounts payable, accrued expenses and accrued personnel	(160,321)	(27,501)	29,642
Deferred revenue	20,956	28,408	(96,674)
Income taxes payable, net	(19,980)	(26,824)	12,243
Noncurrent liabilities and other	(28,260)	18,799	12,984

Net cash provided by operating activities	519,156	483,013	423,894

Cash Flow from Investing Activities:
Proceeds from sale of equipment, vehicles and leasehold improvements	994	2,655	3,832
Payments for purchase of equipment and leasehold improvements	(83,325)	(135,823)	(166,426)
Proceeds from sale of short-term interest-bearing investments	1,045,278	708,708	781,315
Purchase of short-term interest-bearing investments	(963,433)	(685,873)	(969,198)
Net cash paid for acquisitions	(65,890)	(58,772)	(90,724)

Net cash used in investing activities	(66,376)	(169,105)	(441,201)

Cash Flow from Financing Activities:
Borrowings under long-term financing arrangements	450,000	—	—
Payments under long-term financing arrangements	(450,000)	—	—
Redemption of convertible notes	(330,780)	(175)	—
Repurchase of convertible notes	(116,015)	—	—
Repurchase of shares	(20,014)	(247,630)	(49,837)
Proceeds from employee stock options exercised	27,893	37,577	74,663
Payments under capital lease and short-term financing arrangements	(3,970)	(542)	—
Excess tax benefit from equity-based compensation	18	211	795

Net cash (used in) provided by financing activities	(442,868)	(210,559)	25,621

Net increase in cash and cash equivalents	9,912	103,349	8,314
Cash and cash equivalents at beginning of year	718,850	615,501	607,187

Cash and cash equivalents at end of year	$728,762	$718,850	$615,501

The accompanying notes are an integral part of these consolidated financial statements.

	Year ended September 30,
	2009	2008	2007

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$39,793	$51,273	$44,642
Interest	3,321	4,863	4,167

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

Note 1 — Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, media and entertainment industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems, including revenue management, customer management, service and resource management (OSS), personalized portal and value-added services, portfolio management, and consulting and managed services, primarily to leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of directory sales and publishing systems.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main production and operating facilities are located in Canada, Cyprus, India, Ireland, Israel, the United States and China.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Subsequent events were evaluated through December 7, 2009, the date these financial statements were issued.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain immaterial amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

Functional Currency

The Company manages its foreign subsidiaries as integral direct components of its operations. The operations of the Company’s foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. The Company has determined that its functional currency is the U.S. dollar. The Company periodically assesses the applicability of the U.S. dollar as the Company’s functional currency by reviewing the salient indicators as indicated in the authoritative guidance for foreign currency matters.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Investments

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, U.S. agencies and government guaranteed debt, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. For securities that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit loss. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered credit loss and is recorded through earnings.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which primarily ranges from three to ten years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill and Other Intangible Assets

Goodwill and intangible assets deemed to have indefinite lives are subject to an annual impairment test. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets are amortized over their useful lives.

The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

Other intangible assets consist primarily of core technology, customer arrangements and trademarks. Core technology and trademarks acquired by the Company are amortized over their estimated useful lives on a straight-line basis.

Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other acquired customer arrangements are amortized over their estimated useful lives on a straight-line basis.

Long-Lived Assets

The Company tests long-lived assets, including definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets, including definite life intangible assets, that management expects to hold and use is based on the fair value of the asset. Long-lived assets, including definite life intangible assets, to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Comprehensive Income (Loss)

Comprehensive income, net of related taxes where applicable, includes, in addition to net income:

(i) unrealized gains and losses on available-for-sale securities;

(ii) unrealized gains and losses in respect of derivative instruments designated as a cash flow hedge; and

(iii) unrealized losses on defined benefit plans.

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

The Company recognizes the tax benefit from an uncertain tax position only if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company will classify the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes. Please see Note 11 to the consolidated financial statements.

Revenue Recognition

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, combined license and service revenue generally is recognized over the course of these long-term

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

projects, using the percentage of completion method of accounting and in accordance with software revenue recognition authoritative guidance. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit.

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

Service revenue that involves significant ongoing obligations, including fees for software customization, modification, implementation and integration as part of a long-term contract, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. Service revenue that does not involve significant ongoing obligations is recognized as services are rendered.

Fees are generally considered fixed and determinable unless a significant portion (more than 10%) of the license and related service fee is due more than 12 months after delivery, in which case license and related services fees are recognized when payments are due.

In managed services contracts and in other long term contracts, revenue from the operation of a customer’s system is recognized either as services are performed based on time elapsed, output produced or volume of data processed. Revenue from ongoing support services is recognized as work is performed or based on straight-line over the service period.

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement and/or possesses other attributes such as pricing and supplier selection latitude. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis.

Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products. Revenue from third-party sales was less than 10% of total revenue in each of fiscal 2009, 2008 and 2007.

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

Many of the Company’s agreements include multiple deliverables. For these multiple element arrangements, the Company allocates revenue to each element based upon its relative fair value as determined by Vendor Specific Objective Evidence (“VSOE”). The Company uses the residual method in accordance with software revenue recognition and revenue arrangements with multiple deliverables authoritative guidance. In the absence of fair value for a delivered element, the Company first allocates revenue to the fair value of the undelivered elements and residual revenue to delivered elements. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification, implementation and integration and maintenance to determine the appropriate value for the license component. Beginning October 1, 2009, the Company adopted the new authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Please see Recent Accounting Pronouncements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

In circumstances where the Company enters into a contract with a customer for the provision of managed services for a defined period of time, the Company defers certain incremental costs incurred at the inception of the contract. These costs include time and expense incurred in association with the origination of a contract. In addition, if the revenue for a delivered item is not recognized because it is not separable from the undelivered item, then the Company also defers the cost of the delivered item. The deferred costs are amortized on a straight-line basis over the life of the applicable customer contract. Revenue associated with these capitalized costs is deferred and is recognized over the same period.

In cases where extended payment terms exist and revenue is deferred until payments are due, related costs are capitalized as contract costs and recognized as revenue is recognized.

Deferred revenue represents billings to customers for licenses and services for which revenue has not been recognized. Deferred revenue that is expected to be recognized beyond the next twelve months is considered long-term deferred revenue. Unbilled accounts receivable include all revenue amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Unbilled accounts receivable that are expected to be billed beyond the next twelve months are considered long-term unbilled receivables. Allowances that are netted against accounts receivable represent amounts provided for accounts for which their collectibility is not reasonably assured.

Cost of License and Cost of Service

Cost of license and cost of service consist of all costs associated with providing software licenses and services to customers, including identified losses on contracts and warranty expense. Estimated losses on contracts are recognized in the period in which the loss is identified. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes license fees and royalty payments to software suppliers.

Cost of service also includes costs of third-party products associated with reselling third-party computer hardware and software products to customers, when revenue from third-party products is recorded at the gross amount. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.

Research and Development

Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, either as part of the Company’s internal product development programs, which are sold, leased or otherwise marketed, or in conjunction with customer projects. Research and development costs are expensed as incurred.

Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

Equity-Based Compensation

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on their estimated fair values. The Company estimates the fair value of employee stock options at the date of grant using a Black-Scholes valuation model and values restricted stock based on the market value of the underlying shares at the date of grant. The Company recognizes

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight-line method.

The Company uses a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”) as the expected volatility assumption required in the Black-Scholes option valuation model. As equity-based compensation expense recognized in the Company’s consolidated statements of income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.

Fair Value of Financial Instruments

The Company’s financial instruments consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, and forward exchange contracts and options. The fair value of the financial instruments included in the accounts of the Company does not significantly vary from their carrying amount.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments and trade receivables. Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple counterparties and monitoring the risk profiles of these counterparties. The Company has conservative investment policy guidelines under which it invests its excess cash primarily in highly liquid U.S. dollar-denominated securities primarily with major U.S. institutions. The Company’s revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most of the Company’s customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company’s business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably assured.

The Company evaluates accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. As of September 30, 2009, the Company had one customer, including its subsidiaries, with an accounts receivable balance of more than 10% of total accounts receivable, aggregating 32.6%. This customer accounted for approximately 33% of our revenue in fiscal 2009. As of September 30, 2008, the Company had two customers, including their subsidiaries, with accounts receivable balances of more than 10% of total accounts receivable, aggregating 39.0% (27.5% and 11.5%). These two customers accounted for approximately 40% of our revenue in fiscal 2008.

Earnings per Share

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Derivatives and Hedging

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. If a derivative meets the definition of a hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative designated as a hedge is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or the FASB, issued authoritative guidance for revenue recognition relating to arrangements containing both hardware and software elements. Under the new guidance, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and will now be subject to other relevant revenue recognition guidance. Additionally, the FASB superseded its authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence or third-party evidence is unavailable. Both guidance pronouncements will be effective for fiscal years starting June 15, 2010 and early adoption is permitted. The Company adopted the pronouncements effective October 1, 2009.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for the Company beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Company believes that the adoption of this new guidance will not have a material impact on its financial statements.

In June 2008, the FASB issued authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities. According to this guidance, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities. As such, they should be included in the computation of basic earnings per share, or EPS, using the two-class method. This guidance became effective for the Company beginning October 1, 2009. Once effective, all prior-period EPS data presented must be adjusted retrospectively. The Company believes that the adoption of this guidance will reduce previously reported basic and diluted earnings per share by up to $0.01 per share for fiscal 2009 and 2008.

In February 2008, FASB delayed until the beginning of fiscal 2010, the effective date of the fair value measurements guidance for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). The Company does not expect that the application of the fair value measurements guidance, when applied to non-financial assets and liabilities, will have a material impact on its results of operations or financial position.

In December 2007, the FASB issued authoritative guidance on business combinations. The guidance significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. Among the more significant changes, acquired in-process research and development will be capitalized and upon completion amortized over its

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; contingent consideration will be recognized at fair value at the acquisition date with subsequent changes recognized in earnings, and reductions in deferred tax valuation allowance relating to a business acquisition will be recognized in earnings. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance applies to the Company prospectively for business combinations for which the acquisition date is on or after October 1, 2009.

In December 2007, the FASB issued authoritative guidance that changes the accounting and reporting for noncontrolling (minority) interests in consolidated financial statements, including the requirement to classify noncontrolling interests as a component of consolidated stockholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. This guidance became effective for the Company starting October 1, 2009. The Company does not expect that the application of this guidance will have a material impact on its consolidated results of operations and financial condition.

Adoption of New Accounting Standards

On July 1, 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”). The Codification became the single source of authoritative nongovernmental U.S. GAAP, superseding existing pronouncements issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and related literature. The Codification eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009.

In May 2009, the FASB issued authoritative guidance on subsequent events, which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may have occurred for potential recognition or disclosure in the financial statements. The guidance also sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted this guidance during the quarter ended June 30, 2009. Please see Notes 2 and 4 to the Company’s consolidated financial statements.

In April 2009, the FASB issued authoritative guidance on how to determine the fair value of an asset and a liability when the volume and level of activity for such asset or liability has significantly decreased in relation to normal market activity for such asset or liability. It also provides guidance on identifying circumstances that indicate a transaction is not orderly and when the use of multiple (or different) valuation techniques may be warranted and considered. In addition, this guidance requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. The adoption of this guidance on April 1, 2009, did not have a material impact on the Company’s financial statements.

In April 2009, the FASB issued authoritative guidance on recognition and presentation of other-than-temporary impairments. This guidance clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt and equity securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

required to sell a security before recovery of its amortized cost basis. If either of those criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. The Company adopted this guidance on April 1, 2009, and reclassified the $1,783 non-credit related portion of other than temporary impairment losses recognized in prior period earnings as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009. Please see Note 5 to the Company’s consolidated financial statements.

In April 2009, the FASB issued authoritative guidance regarding interim disclosures about fair value of financial instruments which were previously only disclosed on an annual basis. Entities are now required to disclose the fair value of financial instruments that are not recorded at fair value in the financial statements in both their interim and annual financial statements. Additionally, a disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods is required. This guidance does not change the accounting treatment for these financial instruments. The Company adopted this guidance on April 1, 2009. Please see Note 2 to the Company’s consolidated financial statements.

In March 2008, the FASB issued amended guidance on disclosures about derivative instruments and hedging activities. This guidance applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items. This guidance requires entities to provide greater transparency through additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. The adoption of this guidance did not impact the Company’s consolidated financial results as it requires additional disclosure, rather than a change in accounting. Please see Note 6 to the Company’s consolidated financial statements.

In February 2007, the FASB issued authoritative guidance on the fair value option for financial assets and financial liabilities, which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. Effective October 1, 2008, the Company adopted this guidance, but it has not elected the fair value option for any eligible financial instruments as of September 30, 2009.

In September 2006, the FASB issued authoritative guidance on fair value measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. In October 2008, the FASB issued additional guidance clarifying the application of the fair value measurements guidance in a market that is not active, and providing guidance on the key considerations in determining the fair value of a financial asset in such a market. Effective October 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of this guidance for financial assets and financial liabilities did not have a material impact on the Company’s results of operations or the fair values of its financial assets and liabilities. Please see Note 4 to the Company’s consolidated financial statements.

Note 3 — Acquisitions

SigValue

In February 2007, the Company acquired SigValue Technologies, Inc. (“SigValue”), a provider of an integrated billing, customer care and service control platform designed for telecommunications service

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

providers in high-growth emerging markets around the world, where the customer base is predominantly comprised of mobile pre-paid subscribers. Prior to the acquisition, the Company owned 14% of SigValue’s outstanding capital stock and accounted for this investment under the cost method. Under the terms of the agreement, the Company acquired the balance of SigValue’s remaining share capital for $71,193, primarily cash. Upon closing of the acquisition, the Company recognized its 14% share in SigValue’s results from the time it first acquired an interest in SigValue through the purchase of the remaining shares. The Company’s share in pre-acquisition results was income of $1,916 which is included in restructuring charges, in-process research and development and other. This acquisition expanded the Company’s offering for service providers in fast growing emerging markets.

The Company acquired few entities during fiscal 2008 and 2009. The entities have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material.

Note 4 — Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities;

Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2009:

	Level 1	Level 2	Total

Available-for-sale securities:
Money market funds	$465,249	$—	$465,249
U.S. government treasuries	272,405	—	272,405
U.S. agencies	—	93,211	93,211
Government guaranteed debt	—	83,949	83,949
Supranational and sovereign debt	—	15,751	15,751
Corporate bonds	—	32,130	32,130
Asset backed obligations	—	16,645	16,645
Mortgages (including agencies and corporate)	—	32,392	32,392
Commercial paper	8,000	14	8,014

Total available-for-sale securities	745,654	274,092	1,019,746

Derivative financial instruments, net	—	13,882	13,882

Total	$745,654	$287,974	$1,033,628

Available for sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves.

Note 5 —	Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2009
		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value

Money market funds	$465,249	$—	$—	$465,249
U.S. government treasuries	271,483	922	—	272,405
U.S. agencies	91,772	1,439	—	93,211
Government guaranteed debt	83,212	764	27	83,949
Supranational and sovereign debt	15,610	141	—	15,751
Corporate bonds	32,924	730	1,524	32,130
Asset backed obligations	19,630	179	3,164	16,645
Mortgages (including agencies and corporate)	38,339	552	6,499	32,392
Commercial paper	8,127	—	113	8,014

Total(1)	$1,026,346	$4,727	$11,327	$1,019,746

(1)	Available-for-sale securities are classified as short term interest-bearing investments on the Company’s balance sheet, except for $575,467 of securities with original maturities of 90 days or less which are included in cash and cash equivalents as of September 30, 2009.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

	As of September 30, 2008
		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Fair Value

Money market funds	$266,993	$—	$—	$266,993
U.S. government treasuries	155,725	1,358	118	156,965
U.S. agencies	179,384	1,134	280	180,238
Corporate bonds	103,578	180	1,872	101,886
Asset backed obligations	71,651	253	2,725	69,179
Mortgages (including agencies and corporate)	66,362	251	7,936	58,677
Commercial paper/certificates of deposits	85,286	—	107	85,179

Total(1)	$928,979	$3,176	$13,038	$919,117

(1)	Available-for-sale securities are classified as short term interest-bearing investments on the Company’s balance sheet, except for $393,589 of securities with original maturities of 90 days or less which are included in cash and cash equivalents as of September 30, 2008.

As of September 30, 2009, the unrealized losses were primarily due to credit market conditions and interest rate movements. A significant portion of the unrealized losses has been in a continuous loss position for 12 months or greater. In the quarter ended June 30, 2009, the Company adopted the April 2009 accounting pronouncement that provides guidance on recognition and presentation of other-than-temporary impairments and assessed whether the unrealized losses for the investments in its portfolio were other-than-temporary under this guidance. For securities the Company intends to sell or it is more likely than not that it will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that the Company does not intend to sell and it is not more likely than not that the Company will be required to sell, the Company used a discounted cash flow analysis to determine the portion of the impairment that relates to credit loss. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. Based on this assessment, the Company recognized through earnings a credit loss of $1,094 in fiscal 2009. As of September 30, 2009, unrealized losses of $3,463 related to other-than-temporarily impaired securities are included in accumulated other comprehensive loss.

A non-credit related amount of $1,783 for other-than-temporary impairment losses recognized in earnings prior to April 1, 2009 was reclassified as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009.

The following table presents a cumulative roll forward of credit losses recognized in earnings as of September 30, 2009:

Balance as of April 1, 2009	$794
Credit loss on debt securities for which an other-than-temporary impairment was not previously recognized	667
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	427
Reductions for securities realized during the period	(131)

Balance as of September 30, 2009	$1,757

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

As of September 30, 2009, the Company’s available-for-sale securities had the following maturity dates:

Market Value

Due within one year	$737,698
Due within two years	123,929
Due within three years	81,520
Due within four years	31,965
Thereafter	44,634

$1,019,746

Note 6 —	Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $19,630 as of September 30, 2009. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2009. Notional values are U.S. dollar translated and calculated based on forward rates as of September 30, 2009 for forward contracts and based on spot rates as of September 30, 2009 for options.

Notional Value*

Foreign exchange contracts	$524,318

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The Company records all derivative instruments on the balance sheet at fair value. Please see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of September 30, 2009, as an asset or a liability is as follows:

As of September 30, 2009

Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$19,023
Other noncurrent assets	24
Accrued expenses and other current liabilities	(3,709)
Noncurrent liabilities and other	(32)

15,306
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	583
Accrued expenses and other current liabilities	(2,007)

(1,424)

Net fair value	$13,882

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward contracts and options contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward contracts and options outstanding as of September 30, 2009 are expected to mature within the next 12 months).

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of shareholders’ equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated receipts from customers, are recognized immediately in interest (expense) income and other, net.

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income into revenue, cost of service, research and development and selling, general and administrative for the nine months ended September 30, 2009 were $3,039, $(17,679), $(2,836) and $(2,483), respectively (an aggregate of $(19,614), net of taxes). The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the nine months ended September 30, 2009, was not material.

As of September 30, 2009, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income totaled $12,936 which will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. Gains

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

(losses) from cash flow hedges recognized in other comprehensive income during the nine months ended September 30, 2009 were $4,152, or $3,841 net of taxes.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuances in the normal course of business.

The activity related to the changes in net unrealized (losses) gains on cash flow hedges, net of tax, is as follows:

Net unrealized losses on cash flow hedges, net of tax, as of December 31, 2008	$(10,519)
Changes associated with hedging transactions, net of tax $(311)	3,841
Reclassification into earnings, net of tax $(344)	19,614

Net unrealized gains on cash flow hedges, net of tax, as of September 30, 2009	$12,936

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense.

These instruments are generally short term in nature, with typical maturities of less than one year, and are subject to fluctuations in foreign exchange rates. Gains or losses on these derivatives, which partially offset the foreign currency impact from the underlying exposures, classified into revenue, cost of service, research and development, selling, general and administrative, interest (expense) income and other, net and income taxes for the nine months ended September 30, 2009 were $(4,395), $1,425, $(1,204), $920, $(10,761) and $(496), respectively.

Note 7 —	Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of September 30,
	2009	2008

Accounts receivable — billed	$443,094	$560,064
Accounts receivable — unbilled	21,749	48,264
Less — allowances(1)	(9,878)	(34,564)

Accounts receivable, net	$454,965	$573,764

(1)	The decrease in accounts receivable allowances in fiscal 2009, was primarily attributable to a settlement with a customer in which the allowances were written off against the related accounts receivable and had no impact on revenue or net income in fiscal 2009.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 8 — Equipment and Leasehold Improvements, Net

Components of equipment and leasehold improvements, net are:

	As of September 30,
	2009	2008

Computer equipment	$725,398	$671,126
Leasehold improvements	145,539	144,319
Furniture, fixtures and other	53,179	51,420

	924,116	866,865
Less accumulated depreciation	(644,457)	(549,784)

	$279,659	$317,081

Total depreciation expense on equipment and leasehold improvements for fiscal years 2009, 2008 and 2007, was $110,365, $103,740 and $85,916, respectively.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of October 1, 2007	$1,489,132
Increase in Cramer goodwill as a result of valuation allowance of pre-existing losses adjustment	19,653
Other(1)	17,586

As of September 30, 2008	1,526,371
Other(1)	16,534
Decrease in goodwill as a result of release of valuation allowances on deferred tax assets	(3,481)

As of September 30, 2009	$1,539,424

(1)	Represents goodwill related primarily to immaterial acquisitions.

The following table presents the amortization expense of the Company’s purchased intangible assets, included in each financial statement caption reported in the consolidated statements of income:

	Year ended September 30,
	2009	2008	2007

Cost of license	$—	$—	$2,402
Cost of service	1,820	849	—
Amortization of purchased intangible assets	85,153	86,687	74,959

Total	$86,973	$87,536	$77,361

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company used its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill at the annual impairment test date.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table presents details of the Company’s total purchased intangible assets:

	Estimated
	useful life		Accumulated
	(in years)	Gross	Amortization	Net

September 30, 2009
Core technology	3-7	$317,952	$(225,328)	$92,624
Customer arrangements	6-15	281,254	(158,704)	122,550
Intellectual property rights and purchased computer software	3-10	51,996	(51,996)	—
Other	2-10	18,546	(6,383)	12,163

Total		$669,748	$(442,411)	$227,337

September 30, 2008
Core technology	3-7	$290,648	$(175,989)	$114,659
Customer arrangements	6-15	267,938	(123,734)	144,204
Intellectual property rights and purchased computer software	3-10	51,996	(51,996)	—
Other	2-10	15,407	(3,719)	11,688

Total		$625,989	$(355,438)	$270,551

The estimated future amortization expense of purchased intangible assets as of September 30, 2009 is as follows:

Amount

Fiscal year:
2010	$76,753
2011	55,078
2012	30,642
2013	18,084
2014	10,661
Thereafter	36,119

Total	$227,337

Note 10 —	Other Noncurrent Assets

Other noncurrent assets consist of the following:

	As of September 30,
	2009	2008

Funded employee benefit costs(1)	$112,300	$115,874
Deferred costs(2)	92,129	81,402
Long term accounts receivable-unbilled	38,600	47,055
Rent and other deposits	7,912	8,146
Prepaid maintenance and other	5,928	7,231
Other	14,908	12,592

	$271,777	$272,300

(1)	Please see Note 18 to the consolidated financial statements.

(2)	Please see Note 2 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 11 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year ended September 30,
	2009	2008	2007

Current	$21,361	$36,341	$66,780
Deferred	18,617	2,304	(23,718)

	$39,978	$38,645	$43,062

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2009	2008

Deferred tax assets:
Deferred revenue	$21,499	$13,905
Accrued employee costs	43,772	56,780
Intangible assets, computer software and intellectual property	24,691	26,692
Net operating loss carryforwards	128,000	160,140
Other	73,633	70,835

Total deferred tax assets	291,595	328,352
Valuation allowances(1)	(82,780)	(76,481)

Total deferred tax assets, net	208,815	251,871

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(42,595)	(47,029)
Intangible assets, computer software and intellectual property	(96,747)	(103,944)
Managed services costs	(16,339)	(16,097)
Other	(17,751)	(26,607)

Total deferred tax liabilities	(173,432)	(193,677)

Net deferred tax assets	$35,383	$58,194

(1)	Subsequent releases of the valuation allowance will be recognized through earnings.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year ended September 30,
	2009	2008	2007

Statutory Guernsey tax rate	0%	0%	20%
Guernsey tax-exempt status	—	—	(20)
Foreign taxes	11	9	11

Effective income tax rate	11%	9%	11%

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

During fiscal 2009, the net increase in valuation allowances was $6,299, which related to the uncertainty of realizing tax benefits primarily for net capital and operating loss carryforwards related to certain of its subsidiaries and was recorded primarily to income tax expense. The Company released $3,481 of the valuation allowance in connection with fiscal 2006 and 2008 acquisitions. Prior to the adoption of the new business combination authoritative guidance on October 1, 2009, realization of the valuation allowances associated with business combinations was recorded as an adjustment of goodwill and amounts not associated with business combinations were recognized as part of income tax expense. As of September 30, 2009, the Company had net operating loss carryforwards of $443,753. The periods at which $163,916 of these net operating loss carryforwards expire are up to 20 years and the remainder do not expire.

During fiscal 2008, the net change in valuation allowances was $43,230, which related to the uncertainty of realizing tax benefits for net capital and operating loss carryforwards related to certain of its subsidiaries. The Company recorded $26,208 of the valuation allowance in connection with fiscal 2006 acquisitions. During fiscal 2008, the Company recorded a deferred tax asset for carryforward losses relating to one of its subsidiaries as the statute of limitation related to the fiscal years in which these losses had occurred lapsed. This deferred tax asset was partially offset by a valuation allowance.

Effective October 1, 2007, the Company adopted the requirements of FASB Interpretation No. 48, Accounting For Uncertainty in Income Taxes (primarily codified in FASB Topic 740-10, Income Taxes), which prescribes a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. The adoption of this guidance did not result in a change to the Company’s retained earnings. Prior to the adoption of this guidance, the Company classified unrecognized tax benefits in current income taxes payable. In implementing this guidance, the Company has reclassified unrecognized tax benefits for which the Company does not anticipate making payment within one year to long-term income taxes payable.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year ended September 30,
	2009	2008

Balance at beginning of fiscal year	$85,772	$108,929
Additions based on tax positions related to the current year	16,285	19,280
Additions for tax positions of prior years	3,918	1,142
Settlements with tax authorities(1)	—	(43,080)
Lapse of statute of limitations	(2,671)	(499)

Balance at end of fiscal year	$103,304	$85,772

(1)	As a result of settlements of certain tax matters during fiscal 2008, the amount of gross unrecognized tax benefits was reduced by $43,080 (including interest), of which $13,185 was recorded as tax payable. The statute of limitations applicable to some of the items released as a result of these settlements would have been lapsed during 2008.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $103,304 as of September 30, 2009, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2009, the Company has accrued $16,038 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $2,041 of net interest and penalties expense was recognized in the statement of income in fiscal 2009. As of September 30, 2008, the Company has accrued $13,997 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $1,596 of net interest and penalties income was recognized in the statement of income in fiscal 2008.

The Company is currently under audit in several jurisdictions for the tax years 2001 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

Within the next 12 months the Company believes that the amount of unrecognized tax benefits will increase in the ordinary course of business, in addition it is reasonably possible that the amount of unrecognized tax benefits will decrease by $2,673 as a result of lapse of statute of limitations in jurisdictions in which the Company operates.

Note 12 — Repurchase of Shares

In August 2007, the Company announced that its board of directors had authorized a share repurchase plan allowing the repurchase of up to $400,000 of its outstanding ordinary shares. The authorization permitted the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considered appropriate. In fiscal 2008, the Company repurchased 8,370 ordinary shares at an average price of $30.45 per share (excluding broker and transaction fees). In the first quarter of fiscal 2009, the Company repurchased 468 ordinary shares under this repurchase program, at an average price of $26.90 per share (excluding broker and transaction fees). As of August 2009, this authority to repurchase ordinary shares expired.

Note 13 — Financing Arrangements

In November 2007, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based on the Company’s credit ratings. As of September 30, 2009, the Company was in compliance with the financial covenants under the revolving credit

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

facility. During the first half of fiscal 2009, the Company borrowed an aggregate of $450,000 under the facility at an average interest rate equal to LIBOR plus 40 basis points and used the proceeds to acquire its outstanding notes as described in Note 14 to the consolidated financial statements. During the second half of fiscal 2009, the Company repaid all of the $450,000 outstanding under its credit facility.

As of September 30, 2009, the Company had outstanding letters of credit and bank guarantees of $15,057. These were supported by a combination of the credit facilities and restricted cash balances that the Company maintains with various banks. In addition, as of September 30, 2009, the Company had outstanding obligations of $881 in connection with leasing arrangements.

Note 14 — Convertible Notes

In March 2004, the Company issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due 2024 (the “0.50% Notes”) through a private placement to qualified institutional buyers pursuant to a Rule 144A offering under the Securities Act. The Company is obligated to pay interest on the 0.50% Notes semi-annually on March 15 and September 15 of each year. The 0.50% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company. The 0.50% Notes are convertible, at the option of the holders at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 23.1911 shares per one thousand dollars principal amount, representing a conversion price of approximately $43.12 per share, as follows: (i) during any fiscal quarter commencing after March 31, 2004, and only during that quarter if the closing sale price of the Company’s ordinary shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the proceeding fiscal quarter (initially 130% of $43.12 or $56.06); (ii) upon the occurrence of specified credit rating events with respect to the notes; (iii) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of the Company’s ordinary shares and the conversion rate; provided, however, holders may not convert their notes (in reliance on this subsection) if on any trading day during such measurement period the closing sale price of the Company’s ordinary shares was between 100% and 130% of the then current conversion price of the notes (initially, between $43.12 and $56.06); (iv) if the notes have been called for redemption; or (v) upon the occurrence of specified corporate events.

The 0.50% Notes are subject to redemption at any time, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, on such redemption date. The 0.50% Notes are subject to repurchase, at the holders’ option, on March 15, 2014 and 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to pay the repurchase price in cash, ordinary shares or a combination of cash and ordinary shares.

During fiscal 2009, using proceeds from the Company’s revolving credit facility, the Company purchased $448,980 aggregate principal amount of its 0.50% convertible notes at an average price of 99.5% of the principal amount, excluding accrued interest and transaction fees. As of September 30, 2009, $1,020 aggregate principal amount of the notes remained as obligations of the Company, due 2024, in accordance with their terms.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 15 — Noncurrent Liabilities and Other

Noncurrent liabilities and other consist of the following:

	As of September 30,
	2009	2008

Accrued employees costs(1)	$152,994	$172,340
Noncurrent customer advances	53,611	19,349
Accrued pension liability(2)	9,540	19,194
Accrued lease obligations	6,417	5,730
Accrued print and mail obligation	4,838	6,980
Other	2,967	3,707

	$230,367	$227,300

(1)	Primarily severance pay liability in accordance with Israeli law. Please see Note 18 to the consolidated financial statements.

(2)	Relates to funded status of non-contributory defined benefit plans. Please see Note 18 to the consolidated financial statements.

Note 16 — Interest (expense) income and other, net

Interest (expense) income and other, net consists of the following:

	Year ended September 30,
	2009	2008	2007

Interest income	$16,371	$42,839	$49,138
Interest expense	(6,977)	(6,772)	(6,540)
Gain from repurchase of 0.5% Notes(1)	2,185	—	—
Foreign exchange (loss) gain	(5,713)	(18,856)	9,232
Other, net	(7,031)	(5,256)	(1,264)

	$(1,165)	$11,955	$50,566

(1)	See Note 14 to the consolidated financial statements.

Note 17 — Contingencies

Commitments

The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2009 are as follows:

For the years ended September 30,

2010	$50,389
2011	37,505
2012	18,145
2013	15,529
2014	10,512
Thereafter	3,970

$136,050

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $4,286, $4,228, $3,237, $1,631, and $469 for the years ended September 30, 2010, 2011, 2012, 2013 and 2014 and thereafter, respectively.

Rent expense net of sublease income, including accruals for future lease losses, was approximately $43,726, $39,572 and $42,209 for fiscal 2009, 2008 and 2007, respectively.

The Company leases vehicles under operating leases. Future minimum non-cancelable lease payments required after October 1, 2009 are as follows:

For the years ended September 30,

2010	$14,090
2011	6,310
2012	1,651

$22,051

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

Guarantor’s Accounting and Disclosure Requirements for Guarantees

The Company generally sells its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2009, 2008 and 2007.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

Note 18 — Employee Benefits

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included as accrued employee costs in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. These severance expenses were $14,616, $26,085 and $28,832 for fiscal 2009, 2008 and 2007, respectively.

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal 2009, 2008 and 2007 under such plans were not material compared to total operating expenses.

The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post employment benefits for employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

actuarially determined using the projected benefit method pro-rated on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees and expected health care costs. The Company recognized the funded status of such plans in the balance sheet.

The fair value of the employee benefit plans’ assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experienced gains and losses. Past service costs, which may arise from plan amendments, are amortized on a straight-line basis over the average remaining service period of the employees who were active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

The pension and other benefits costs in fiscal 2009, 2008 and 2007 were $686, $1,213 and $1,237, respectively.

Note 19 — Stock Option and Incentive Plan

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

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the years ended September 30, 2009, 2008 and 2007:

	Number of
	Share	Weighted Average
	Options	Exercise Price

Outstanding as of October 1, 2006	22,794.0	$29.02
Granted	2,830.2	35.92
Exercised	(3,970.1)	18.80
Forfeited	(1,197.6)	34.77

Outstanding as of September 30, 2007	20,456.5	31.62
Granted	5,631.1	33.05
Exercised	(2,051.7)	18.31
Forfeited	(1,648.2)	35.85

Outstanding as of September 30, 2008	22,387.7	32.89
Granted	3,658.1	18.70
Exercised	(1,289.4)	21.63
Forfeited	(3,435.0)	34.20

Outstanding as of September 30, 2009	21,321.4	$30.93

Exercisable on September 30, 2009(1)	12,947.7	$33.43

(1)	At September 30, 2009, the weighted average remaining contractual life of exercisable options was 4.25 years.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table summarizes information relating to awards of restricted shares, as well as changes during the years ended September 30, 2009, 2008 and 2007:

		Weighted Average
	Number of	Grant Date Fair
	Shares	Value

Outstanding as of October 1, 2006	780.3	$32.89
Granted	468.1	37.04
Vested	(235.8)	33.76
Forfeited	(57.5)	36.43

Outstanding as of September 30, 2007	955.1	34.50
Granted	611.1	32.53
Vested	(321.5)	32.81
Forfeited	(139.6)	35.45

Outstanding as of September 30, 2008	1,105.1	33.78
Granted	583.2	18.42
Vested	(315.7)	33.43
Forfeited	(247.9)	34.80

Outstanding as of September 30, 2009	1,124.7	$25.69

The total intrinsic value of options exercised and the value of restricted shares vested during fiscal 2009 was $2,317 and $6,305, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2009 was $47,283 and $18,254, respectively.

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for fiscal 2009, 2008 and 2007 was $5,660, $5,903 and $8,633, respectively.

As of September 30, 2009, there was $40,315 of unrecognized compensation expense related to nonvested stock options and nonvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table summarizes information about stock options outstanding as of September 30, 2009:

Outstanding				Exercisable
		Weighted Average
		Remaining
		Contractual	Weighted		Weighted
Exercise	Number	Life	Average	Number	Average
Price	Outstanding	(in Years)	Exercise Price	Exercisable	Exercise Price

$0.38 — 4.76	71.1	5.28	$2.23	79.9	$1.97
6.40 — 16.75	541.2	3.67	12.77	486.6	12.69
16.92 — 19.78	2,112.8	9.12	17.44	109.4	18.89
19.94 — 22.38	2,430.5	7.15	20.87	1,138.8	21.85
22.43 — 27.6	2,985.5	5.75	26.08	2,562.3	26.12
27.71 — 31.01	3,206.1	4.09	30.45	2,528.9	30.60
31.74 — 33.16	3,874.0	7.88	32.87	1,505.2	32.72
33.50 — 35.45	2,821.6	6.24	34.76	1,568.8	34.45
35.87— 43.1	1,450.9	4.83	40.13	1,140.1	40.64
45.07 — 59.8	994.8	1.03	52.04	994.8	52.04
61.8 — 78.31	832.9	1.11	64.65	832.9	64.65

Employee equity-based compensation pre-tax expense for the years ended September 30, 2009, 2008 and 2007 was as follows:

	Year ended September 30,
	2009	2008	2007

Cost of service	$21,733	$23,547	$25,418
Research and development	4,249	4,714	6,574
Selling, general and administrative	16,929	29,229	21,595

Total	$42,911	$57,490	$53,587

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year ended September 30,
	2009	2008	2007

Risk-free interest rate(1)	1.94%	3.23%	4.57%
Expected life of stock options(2)	4.46	4.32	4.43
Expected volatility(3)	47.9%	33.3%	31.6%
Expected dividend yield(4)	None	None	None
Fair value per option	$7.54	$10.45	$12.65

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.

(2)	Expected life of stock options is based upon historical experience.

(3)	Expected volatility is based on blended volatility. Please see Note 2 to the consolidated financial statements.

(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 20 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended September 30,
	2009	2008	2007

Numerator:
Numerator for basic earnings per share	$326,176	$378,906	$364,937
Effect of assumed conversion of 0.50% convertible notes	1,486	3,940	3,940

Numerator for diluted earnings per share	$327,662	$382,846	$368,877

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	202,867	206,590	207,846
Restricted stock	412	380	373
Effect of assumed conversion of 0.50% convertible notes	3,948	10,436	10,436
Effect of dilutive stock options granted	379	2,200	4,601

Denominator for dilutive earnings per share — adjusted weighted average shares and assumed conversions	207,606	219,606	223,256

Basic earnings per share	$1.61	$1.83	$1.76

Diluted earnings per share	$1.58	$1.74	$1.65

The effect of the 0.50% Notes issued by the Company in March 2004 on diluted earnings per share was included in the above calculation. Please see Note 2 to the consolidated financial statements.

The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

For the twelve months ended September 30, 2009, 2008 and 2007, 20,623, 13,429 and 6,810 shares, respectively were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

Note 21 — Segment Information and Sales to Significant Customers

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

	Year ended September 30,
	2009	2008	2007

Revenue
United States	$1,754,309	$1,762,210	$1,482,668
Canada	400,264	405,569	400,530
Europe	394,263	548,027	609,170
Rest of the world	313,771	446,290	343,805

Total	$2,862,607	$3,162,096	$2,836,173

	As of September 30,
	2009	2008	2007

Long-lived Assets(1)
United States	$138,520	$153,739	$137,160
Israel	43,978	56,130	52,717
India	32,578	39,208	33,159
Europe	35,366	33,165	23,665
Rest of the world	29,217	34,839	37,138

Total	$279,659	$317,081	$283,839

(1) Includes equipment and leasehold improvements.

Revenue and Customer Information

Customer experience systems includes the following offerings: revenue management (charging and billing, mediation, and partner settlements), customer management (contact center and retail interaction management, service and support and sales and ordering), service and resource management (OSS) (network planning, service fulfillment, service assurance, inventory and discovery and service management), personalized portal and value-added services (commerce and partner collaboration, portal and self-service, and service delivery and control), and portfolio management (product management, application framework, operational framework and delivery framework). Customer experience systems also includes a comprehensive line of services such as consulting, delivery and managed services, system implementation, integration, modification, consolidation, modernization and ongoing support, enhancement and maintenance. Directory includes directory sales and publishing systems and related services for publishers of both traditional printed Yellow Page and white page directories and electronic Internet directories.

	Year ended September 30,
	2009	2008	2007

Customer experience systems	$2,685,460	$2,894,335	$2,551,718
Directory	177,147	267,761	284,455

Total	$2,862,607	$3,162,096	$2,836,173

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Sales to Significant Customers

The following table summarizes the percentage of sales to significant customers groups (when they amount to 10 percent or more of total revenue for the year).

	Year ended September 30,
	2009	2008	2007

Customer 1	33%	28%	22%
Customer 2	10	12	15
Customer 3	10	10	11

Note 22 — Operational Efficiency and Cost Reduction Programs

In accordance with authoritative guidance for employers’ accounting for post employment benefits and accounting for costs associated with exit or disposal activities, the Company recognized a total of $15,140, $12,116 and $6,011 in restructuring charges in fiscal 2009, 2008 and 2007, respectively.

In the three months ended December 31, 2008, the Company commenced a series of measures designed to align its operational structure to its expected future activities and to improve efficiency. As part of this plan, the Company recorded a charge of $14,187 consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world.

The restructuring accrual for this cost reduction program is comprised of the following as of September 30, 2009:

Employee
Separation Costs

Balance as of October 1, 2008	$—
Restructuring charges	14,187
Cash payments	(12,348)
Adjustment	(1,167)

Balance as of September 30, 2009	$672

In the quarter ended September 30, 2008, the Company commenced a series of measures designed to improve efficiency and align its operational structure to its expected future activities. As part of this plan, the Company recorded in the quarters ended September 30, 2008 and December 31, 2008 a charge of $12,116 and $953, respectively, consisting of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The restructuring accrual for this cost reduction program is comprised of the following as of September 30, 2009:

Employee
Separation Costs

Balance as of October 1, 2007	$—
Restructuring charges	12,116
Cash payments	(1,926)

Balance as of September 30, 2008	10,190
Restructuring charges	953
Cash payments	(9,839)
Adjustment	(1,114)

Balance as of September 30, 2009	$190

Note 23 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,

2009
Revenue	$707,419	$690,265	$711,084	$753,839
Operating income	96,845	93,246	95,959	81,269
Net income	85,751	85,548	80,630	74,247
Basic earnings per share	0.42	0.42	0.40	0.37
Diluted earnings per share	0.42	0.42	0.39	0.35
2008
Revenue	$825,277	$820,288	$774,281	$742,250
Operating income	101,463	105,951	102,880	95,302
Net income	82,711	100,672	99,859	95,664
Basic earnings per share	0.40	0.49	0.48	0.46
Diluted earnings per share	0.38	0.46	0.46	0.44

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

			Valuation Allowances
			on Net
	Accounts Receivable		Deferred Tax
	Allowances		Assets

Balance as of September 30, 2006	$12,075		$29,335
Charged to costs and expenses	1,316		9,933	(1)
Charged to revenue	23,102		—
Charged to other accounts	27		5,667	(2)
Deductions	(9,104)		(11,684	)(3)

Balance as of September 30, 2007	27,416		33,251
Charged to costs and expenses	97		24,479	(4)
Charged to revenue	1,962		—
Charged to other accounts	7,607		26,208	(2)
Deductions	(2,518)		(7,457	)(3)

Balance as of September 30, 2008	34,564		76,481
Charged to costs and expenses	1,436		22,756	(5)
Charged to revenue	3,768		—
Charged to other accounts	3,397	(6)	—
Deductions	(33,287	)(8)	(16,457	)(7)

Balance as of September 30, 2009	$9,878		$82,780

(1)	Valuation allowances on deferred tax assets incurred during fiscal 2007.

(2)	Includes valuation allowances on deferred tax assets incurred primarily in connection with 2006 acquisitions.

(3)	Deductions in the valuation allowances on net deferred tax assets were released to earnings.

(4)	Valuation allowances on deferred tax assets incurred during fiscal 2008.

(5)	Valuation allowances on deferred tax assets incurred during fiscal 2009.

(6)	Acquired as part of a 2009 small acquisition.

(7)	$3,481 of valuation allowances on deferred tax assets incurred primarily in connection with 2006 and 2008 acquisitions was released through goodwill, $7,172 of valuation allowances on deferred tax assets was written off against the related deferred tax assets, the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(8)	Primarily attributable to a settlement with a customer in which the allowances were written off against the related accounts receivable.