Form 20-F
period 2010-09-30
AMDOCS LTD
filed 2010-12-07
CIK 1062579

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from            to           .

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

Ordinary Shares, par value £0.01	193,049,164(1)
(Title of class)	(Number of shares)

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

(1)	Net of 51,082,645 shares held in treasury. Does not include (a) 22,198,151 ordinary shares reserved for issuance upon exercise of stock options granted under our stock option plan or by companies we have acquired, and (b) 23,655 ordinary shares reserved for issuance upon conversion of outstanding convertible debt securities.

AMDOCS LIMITED

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2010

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products, such as Amdocs CES 8, refer to current and future versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified.

We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including, without limitation, each of the following: Amdocstm, Clarifytm, Cramertm, CEStm, Intentional Customer Experiencetm, OpenMarkettm, Qpasstm, JacobsRimelltm, ChangingWorldstm and jNetXtm.

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

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP, and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2010 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2010	2009(1)	2008(1)	2007(1)	2006(1)
	(In thousands, except per share data)

Statement of Operations Data:
Revenue	$2,984,223	$2,862,607	$3,162,096	$2,836,173	$2,480,050
Operating income	410,433	367,319	405,596	357,433	332,132
Net income	343,906	326,176	378,906	364,937	318,636
Basic earnings per share	1.70	1.60	1.82	1.75	1.56
Diluted earnings per share	1.69	1.57	1.74	1.65	1.47
Dividends declared per share	—	—	—	—	—

	2010	2009	2008	2007	2006
	(In thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$1,433,299	$1,173,041	$1,244,378	$1,179,280	$979,381
Total assets	4,820,604	4,328,417	4,579,063	4,345,350	3,962,828
Long-term obligations
Convertible Senior Notes(2)	1,020	1,020	450,000	450,000	450,000
Long-term portion of capital lease obligations	353	510	356	—	—
Shareholders’ equity	3,229,380	3,213,053	2,805,191	2,600,243	2,154,165

(1)	The basic and diluted weighted average number of shares outstanding for the fiscal years ended September 30, 2009, 2008, 2007 and 2006 have been retroactively adjusted to reflect the adoption of new earnings per share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced basic and/or diluted earnings per share for the fiscal years ended September 30, 2009, 2008, 2007 and 2006 by up to $0.01.

(2)	During fiscal 2009, using proceeds from our revolving credit facility, we purchased $449.0 million aggregate principal amount of our 0.50% convertible notes at an average price of 99.5% of the principal amount, excluding accrued interest and transaction fees. As of September 30, 2010 and 2009, $1.02 million principal amount of the notes remain outstanding, due in 2024, in accordance with their terms.

			Additional
	Ordinary Shares		Paid-In
	Shares	Amount	Capital	Treasury Stock
	(In thousands)

Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2006	206,793	$3,763	$2,035,309	$(602,392)
Employee stock options exercised	3,970	79	74,576	—
Tax benefit of stock options exercised/cancelled	—	—	3,965	—
Repurchase of shares	(1,411)	—	—	(49,837)
Issuance of restricted stock, net of forfeitures	410	8	—	—
Issuance of stock options related to acquisitions, net	—	—	768	—
Equity-based compensation expense related to employees	—	—	53,587	—
Equity-based compensation expense related to non-employee stock options	—	—	29	—

Balance as of September 30, 2007	209,762	3,850	2,168,234	(652,229)
Employee stock options exercised	2,052	41	37,527	—
Tax benefit of stock options exercised/cancelled	—	—	1,549	—
Repurchase of shares	(8,370)	—	—	(255,051)
Issuance of restricted stock, net of forfeitures	472	9	—	—
Equity-based compensation expense related to employees	—	—	57,490	—

Balance as of September 30, 2008	203,916	3,900	2,264,800	(907,280)
Employee stock options exercised	1,289	23	27,863	—
Tax benefit of stock options exercised/cancelled	—	—	(1,484)	—
Repurchase of shares	(468)	—	—	(12,594)
Issuance of restricted stock, net of forfeitures	342	7	—	—
Equity-based compensation expense related to employees	—	—	42,911	—

Balance as of September 30, 2009	205,079	3,930	2,334,090	(919,874)
Employee stock options exercised	1,097	17	23,618	—
Repurchase of shares(1)	(13,695)	—	—	(389,287)
Issuance of restricted stock, net of forfeitures	568	9	—	—
Equity-based compensation expense related to employees	—	—	44,455	—

Balance as of September 30, 2010	193,049	$3,956	$2,402,163	$(1,309,161)

(1)	In April 2010, our board of directors authorized a share repurchase plan allowing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In fiscal 2010, we repurchased 13.7 million ordinary shares at an average price of $28.41 per share (excluding broker and transaction fees). As of September 30, 2010, we had remaining authority to repurchase up to $311.0 million of our outstanding ordinary shares.

Risk Factors

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. The recent worldwide recession and the current uncertainty as to economic recovery have had, and may have further, adverse consequences for our customers and our business.

When faced with adverse conditions in the business environment for communications companies, service providers often need to control operating expenses and capital investment budgets, which can adversely affect our business. For example, downturns in the business climate for communications companies have resulted in slowed customer buying decisions and price pressures that adversely affected our ability to generate revenue. In recent years, adverse market conditions have had a negative impact on our business by decreasing our new customer engagements and the size of initial spending commitments under those engagements, as well as decreasing the level of discretionary spending with existing customers. In addition, the slowdown in the buying decisions of service providers extended our sales cycle period and limited our ability to forecast our flow of new contracts. If such adverse business conditions continue or arise again in the future, our business may be harmed.

If we fail to adapt to changing market conditions and cannot compete successfully with existing or new competitors, our business could be harmed.

We may be unable to compete successfully with existing or new competitors. Our failure to adapt to changing market conditions and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for managed services we provide to customers under long-term service agreements. These managed services include services such as management of data center operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation and management of end-to-end business processes for billing and customer care operations.

The market for communications information systems is highly competitive and fragmented, and we expect competition to continue to increase. We compete with independent software and service providers and with the in-house IT and network departments of communications companies. Our main competitors include firms that provide IT services (including consulting, systems integration and managed services), software vendors that sell products for particular aspects of a total information system, software vendors that specialize in systems for particular communications services (such as Internet, wireline and wireless services, cable, satellite and service bureaus) and network equipment providers that offer software systems in combination with the sale of network equipment. Since our 2006 acquisition of Qpass, we also compete with companies that provide digital commerce software and solutions.

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

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 29% of our revenue in fiscal 2010, compared to 33% in fiscal 2009. In the second half of fiscal 2009, AT&T reduced its discretionary spending with us. The lower resulting revenue level persisted into fiscal 2010, offset in part by an increase in our managed services for AT&T; however, revenue from AT&T on a quarterly basis in fiscal 2010 was relatively stable. In fiscal 2010, our two next largest customers were Bell Canada and Sprint Nextel, and certain of their subsidiaries, each of which accounted for 10% or more of our revenue in fiscal 2010. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 75% of our revenue in fiscal 2010 and 76% of our revenue in fiscal 2009. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions.

Although we have received a substantial portion of our revenue from recurring business with established customers, many of our major customers do not have any obligation to purchase additional products or services from us and generally have already acquired fully paid licenses to their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements or services in amounts similar to previous years or may delay implementation or significantly reduce the scope of committed projects, each of which could reduce our revenue and profits.

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

We may seek to acquire companies or technologies that could disrupt our ongoing business, divert the attention of our management and employees and adversely affect our results of operations.

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

We cannot assure you that the acquisitions we have completed, or any future acquisitions that we may make, will enhance our products or strengthen our competitive position. We also cannot assure you that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. For example, in 2005, we acquired Longshine Information Technology Company Ltd., or Longshine, a Chinese subsidiary. Although it had been our plan to fully integrate Longshine into our operations, our expansion into China met with a number of business challenges, and we did not integrate Longshine’s business. In 2010, we divested a majority stake in Longshine, and now retain a minority interest in that company. Any failure to recognize significant defects in the internal control policies of acquired companies or to properly integrate and retain personnel may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce.

Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified personnel. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time, may require us to attract and train additional IT professionals at a rapid rate. We may face difficulties identifying and hiring qualified personnel. Although we are heavily investing in training our new employees, we may not be able to train them rapidly enough to meet the increasing demands on our business, particularly in light of high attrition rates in some regions where we have operations. Our inability to hire, train and retain the appropriate personnel could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new customer contracts. In particular, wage costs in some of the countries in which we maintain development centers, such as Cyprus and India, have historically been significantly lower than wage costs in the United States, Europe and Israel for comparably-skilled professionals, although such costs are increasing. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive.

As a result of our entry into the digital commerce space, we now compete for high quality employees in that space’s limited and competitive talent market. In addition, cost containment measures effected in recent years, such as the relocation of projects to lower costs countries, may lead to greater employee attrition and increase the cost of retaining our most skilled employees. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge, organizational and leadership skills.

Our success will also depend, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel. The loss of the services of all or some of these executives could harm our operations and impair our efforts to expand our business. In November 2010, Dov Baharav, who had been our President and Chief Executive Officer and a director since 2002, retired from these offices, and Eli Gelman, who was our Executive Vice President from 2002 to 2008, our Chief Operating Officer from 2006 to 2008 and a director since 2002, became our President and Chief Executive Officer.

Our quarterly operating results may fluctuate, and a decline in revenue in any quarter could result in lower profitability for that quarter and fluctuations in the market price of our ordinary shares.

We have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue. Fluctuations may result from many factors, including:

•	the size and timing of significant customer projects and license and service fees,

•	delays in or cancellations of significant projects by customers,

•	changes in operating expenses,

•	increased competition,

•	changes in our strategy,

•	personnel changes,

•	foreign currency exchange rate fluctuations,

•	penetration of new markets, and

•	general economic and political conditions.

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

Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products and services typically also requires coordination and agreement across many departments within a potential customer’s organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, such as during 2009, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. The lengthening of our sales cycle could reduce growth in our revenue. In addition, the lengthening of our sales cycle contributes to increased selling expenses, thereby reducing our profitability.

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

Restructurings and cost reduction measures that we have implemented from time to time, have reduced the size of our operations and workforce. Reductions in personnel can result in significant severance, administrative and legal expenses and may also adversely affect or delay various sales, marketing and product development programs and activities. During periods of contraction, we have disposed of office space and related obligations in efforts to keep pace with the changing size of our operations and we may do so in the future. These cost reduction measures have included, and may in the future include, consolidating and/or relocating certain of our operations to different geographic locations. These activities could lead to difficulties and significant expenses related to subleasing or assigning any surplus space and retaining our base of skilled professionals. It is our policy to accrue the estimated expenses that will result from our restructuring efforts. We accrued restructuring charges totaling $33.2 million in fiscal 2007, 2008 and 2009. However, if it is determined that the amount accrued is insufficient, an additional charge could have an unfavorable impact on our consolidated financial statements in the period this was determined.

Acquisitions and organic growth have, from time to time, increased our headcount. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, which we may have difficulties doing successfully.

Turmoil in the world’s capital markets may adversely affect our investment portfolio and other financial assets.

Our cash, cash equivalents and short-term interest-bearing investments totaled $1.23 billion, net of short-term debts, as of September 30, 2010. Our policy is to retain substantial cash balances in order to support our growth. Our short-term investments consist primarily of money market funds, U.S. government treasuries, U.S. agency securities and government guaranteed debt. Although we believe that we generally adhere to conservative investment guidelines, the recent turmoil in world capital markets has resulted in immaterial impairments of the carrying value of certain of our investment assets. Continuing adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

Declines in the financial condition of banks or other global financial institutions may adversely affect our normal financial operations.

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

We are affected by risks associated with conducting business internationally. We maintain development facilities in Brazil, Cyprus, India, Ireland, Israel and the United States, and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer bases and to expand into new international markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

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

One or more of these factors could have a material adverse effect on our international operations, which could harm our results of operations and financial condition. For example, in 2005, as part of our strategic plan to establish a local China presence in order to help penetrate that market, we acquired Longshine. Although it had been our plan to fully integrate Longshine into our operations, our expansion there met with a number of business challenges, and we did not do so. In 2010, we realigned our strategy in China by divesting a majority stake in Longshine, and now retain a minority interest in that company.

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

Although we have operations throughout the world, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, approximately 40% to 50% of our operating costs in fiscal 2010 were incurred outside the United States in other currencies. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. From time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

For example, during fiscal 2008, we recognized higher than usual foreign exchange losses under interest and other (expense) income, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with the global economic turbulence. Although our foreign exchange losses have been less significant since then as a result of enhanced hedging strategies, we believe that foreign exchange rates may continue to present challenges in future periods.

In addition, a portion of our revenue (approximately 20% to 30% in fiscal 2010) is not incurred in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the dollar and the currencies in which such revenue is incurred may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

We do not hedge all of our currency exposure, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, and we generally hedge our net currency exposure with respect to expected revenue and operating costs and certain balance sheet items. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations.

The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

Political and economic conditions in the Middle East and other countries may adversely affect our business.

Of the development centers we maintain worldwide, our two largest development centers are located in Israel and India. In Israel, the centers are located in three different sites throughout Israel, and approximately 24% of our software and information technology workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

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

In recent years, we have expanded our operations internationally, particularly in India and the Commonwealth of Independent States (including Russia). Conducting business in these and other countries involves unique challenges, including political instability, threats of terrorism, the transparency, consistency and effectiveness of business regulation, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations. We have development and other facilities at multiple locations in India, and approximately 36.5% of our software and information technology workforce is located in India. Terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region.

In addition, our development facility in Cyprus may be adversely affected by political conditions in that country. As a result of intercommunal strife between the Greek and Turkish communities, Turkish troops invaded Cyprus in 1974 and continue to occupy a large portion of the island. Despite the admission of Cyprus into the European Union and recent improvements in the relations between the parties, discussions facilitated by the United Nations, the European Union and the United States have not resulted in a plan of reunification for Cyprus. Major hostilities between Cyprus and Turkey could have a material adverse effect on our development facility in Cyprus.

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

Claims by others that we infringe their proprietary technology could harm our business and subject us to potentially burdensome litigation.

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

We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. Additionally, since our 2006 acquisition of Qpass, we support service providers and media companies with respect to digital content services, which could subject us to claims related to such services. Our entry into the digital content services market has also subjected us to direct legal claims from retail consumers arising from the delivery of such services.

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

Design defects or software errors may cause delays in product introductions and project implementations, damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

Because our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or outside of our control may arise during implementation or from the use of our products, and may result in financial or other damages to our customers, for which we may be held responsible. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages caused to them arising from the use of our products, even if our liability is limited by a license or other agreement. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and financial condition and the ability to obtain “Errors and Omissions” insurance.

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

There can be no assurance that our effective tax rate of 10.7% for the year ended September 30, 2010 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate.

We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. For example, through subsidiaries, we operate development centers and a business processing operations center in India. In 2010, the corporation tax rate applicable in India on trading activities was 33.2%. Our subsidiaries in India operate under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, our subsidiaries in Pune are entitled to considerable corporate income tax reductions for certain of their respective eligible income which reduce their current applicable tax rate (cash basis) to 18%. Further, our subsidiary in Delhi and a new unit we recently established in Pune are also currently entitled to a tax exemption. Such favorable tax treatment is applied, where applicable, on all income derived from such pre-approved information technology activity, provided the subsidiaries continue to meet the conditions required for such tax benefits. The benefits applicable to our subsidiaries based in Pune are scheduled to expire on April 1, 2011 and the benefits applicable to our Delhi subsidiary are scheduled to phase out over 15 years from the subsidiary’s establishment. Proposed changes in Indian tax law may reduce or eliminate the availability of the noted beneficial tax rates for our Indian subsidiaries. Please see “Item 10 — Additional Information — Taxation — Certain Indian Tax Considerations” for more information.

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

The market price of our ordinary shares has fluctuated widely and may continue to do so. From September 30, 2008 to November 30, 2010, our ordinary shares have traded as high as $32.44 and as low as $14.61 per share. As of November 30, 2010, the closing price of our ordinary shares was $26.00 per share. Many factors could cause the market price of our ordinary shares to rise and fall, including:

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

History, Development and Organizational Structure of Amdocs

Amdocs Limited was organized as a company with limited liability under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing software and services solutions to enable communications companies that are major services providers in North America, Europe and the rest of the world to move toward an integrated approach to customer management. Our registered office is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Guernsey, GY1 3QT, and the telephone number at that location is +44-1481-728444.

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

We have pursued and may continue to pursue acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths. Since fiscal 2000, we have completed numerous acquisitions; our principal acquisitions since fiscal 2006 are summarized below:

Fiscal Year	Acquired Business	Description of Business

2006	Qpass	Software systems for digital commerce
2006	Cramer	Operation support software systems
2007	SigValue	Customer care, billing and service control systems for communications providers in high-growth emerging markets
2008	JacobsRimell	Fulfillment software for the broadband cable industry
2009	ChangingWorlds	Mobile device personalization technology
2010	jNetX	Service delivery platform provider
2010	MX Telecom	Mobile payments and messaging aggregator

Our acquisitions have enabled us to expand our service offerings and our customer base and to enhance our ability to provide managed services solutions to our customers. Through acquisitions, we have also expanded our presence in growing and emerging communications markets, reinforcing our leadership in delivering a comprehensive portfolio of business software applications.

As the result of our organic growth and acquisitions in the size of our operations, our software and information technology workforce increased from 15,871 as of the end of fiscal 2009 to 18,051 as of the end of fiscal 2010. In the past, our workforce has fluctuated with changes in business conditions. In 2009, in light of the economic downturn, we had reduced our software and information technology workforce during fiscal year 2009 from 17, 100 as of the end of fiscal 2008 to 15,871 as of the end of fiscal 2009.

Our principal capital expenditures for fiscal 2010, 2009 and 2008 have been for computer equipment, for which we spent approximately $70.6 million, $71.5 million, and $113.2 million, respectively. Capital expenditures in fiscal 2010 were mainly attributable to investments in our operating facilities and our development centers around the world. We anticipate our principal capital expenditures in fiscal 2011 will be financed internally and will consist of additional computer equipment.

Business Overview

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers. Although our market focus has traditionally been primarily on Tier-1 and Tier-2 service providers in developed markets, we have also focused in the last several years on Tier-3 and Tier-4 providers in developed markets and on providers in emerging markets, such as Latin America, the Commonwealth of Independent States, India and Southeast Asia.

We develop, implement and manage software and services associated with business support systems (BSS) and operational support systems (OSS) to enable service providers to introduce new products quickly, understand their customers more deeply, process orders more efficiently and support new business models. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the need of service providers to anticipate and respond to consumer demands. In a global communications industry impacted by a growing number of connected devices and the resulting demand for increased bandwidth, consumers expect immediate and constant connectivity to personalized services, information and applications. We seek to address these market forces through a strategy of innovation from the network and business support systems to the device and end user. We continue to introduce and enhance products and services that deliver organizational and process improvements to bring value to our customers as they — and their markets — grow and change. Our goal is to supply scalable offerings that provide the functionality and flexibility to service providers that facilitate innovation and enable cost-effective execution.

Industry Background

Communications Industry

We believe that, as the economy continues to stabilize, service providers are beginning to invest in renewed growth, while maintaining a strong focus on cost reduction and efficient operations, as seen by a number of transformation projects planned by leading service providers worldwide. The rise of the smartphone and communications and entertainment applications, or “apps” is already providing unprecedented growth in data demand, while other connected devices such as the iPad, Kindle and the improvement in machine-to-machine (M2M) technologies will only further this growth in what we refer to as the “connected world”. In response to the demand for increased bandwidth, service providers, both wireline and wireless, are investing in their networks and are searching for ways to monetize this investment, moving away from flat-rate pricing.

In recent years, non-traditional service providers and device manufacturers have penetrated the wireless market and are now poised to compete for customer attention in the television market as well. Additionally, social networks such as Facebook and Twitter are becoming an alternative mode of communications to traditional voice communication. To meet the challenges from new competitors and differentiate themselves, service providers are moving towards a model of converged services, with wireline operators offering Internet Protocol TV services as well as the convergence of fixed-mobile networks. Service providers are also looking to strengthen their standing with enterprise customers as well as exploring new opportunities in the wholesale market.

To capture new revenue streams in the emerging connected world, service providers will need the ability to expand faster to connect more emerging devices and penetrate new connected industry verticals; they will need to provide customers with a truly connected experience across devices, networks, screens and services, and they must continue to build cost-efficient businesses and technical environments that can change quickly and onboard new partners. We believe service providers will place a greater emphasis on modernization and transformation projects for both networks and business support systems as they look for innovative ways to improve operations.

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

The Amdocs Offerings

We believe that our product-driven approach, commitment to and support of quality personnel and deep industry knowledge and expertise enable us to create and deliver effective offerings that are highly innovative, reliable and cost-effective. In addition, we offer software products that address the specific business needs of service providers. We believe our success derives from a combination of the following factors that differentiate us from most of our competitors.

•	Software Products. In fiscal 2010, we released the Amdocs CES (Customer Experience Systems) 8 portfolio. Building on Amdocs CES 7.5, our predecessor software portfolio, Amdocs CES 8 provides integration between our post-paid and pre-paid billing, customer relationship management and ordering applications that are designed to enable our customers to achieve integrated customer management and deliver an intentional customer experience. The CES 8 portfolio was designed to enable our customers to support new business models, devices and partnerships by centralizing common assets, such as customer, network and product data. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS, OSS and service delivery to align business processes around the end customer. In addition, our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations.

The Amdocs CES 8 portfolio is based on an open architecture that is intended to provide the functionality, scalability, modularity and adaptability required by service providers in their dynamic, highly competitive markets. The open architecture is based on the principles of service-oriented architecture (SOA) and business process management, which helps to ensure our products operate together or as stand-alone applications within existing environments. We believe this flexibility enables our customers to achieve significant time-to-market advantages and reduces their dependence on technical and other personnel.

•	Services. Our services include business consulting, systems integration and delivery services, managed services and product services to support the deployment and operations of our products. We combine deep industry knowledge, advanced methodologies, industry best practices and pre-configured tools to deliver consistent results and minimize our customers’ risks.

•	Solution Bundles and Packs. Building on products included in the Amdocs CES 8 portfolio, we offer bundled solutions of products (including those of Amdocs and third parties) and services that address specific business issues, such as subscriber profitability and segmentation, the identification of consumer segments to be targeted, and system strengths to be enhanced. “Packs” are turnkey versions of our products, designed for fast, lower-cost implementation, often deployed in emerging markets or by new market entrants in developed markets. We believe that these bundled and packaged offerings provide our customers with timely, cost-effective, relatively low-risk solutions to specific business issues at a consistent level of quality.

•	Experience. We are able to offer our customers superior products and services on a worldwide basis in large part because of our highly qualified and trained technical, sales, marketing, consulting and management personnel. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Leveraging ongoing training and experience, we have developed a field-tested set of business processes, tools and methodologies that we apply to all ongoing product development and delivery activities. Based in significant part on the skills and knowledge of our workforce, we believe that we have developed a reputation for reliably delivering quality solutions.

Due to the complex and dynamic nature of our customers’ business needs, the products and services that we provide are typically integrated and designed to work in concert to provide each customer with a complete solution.

Business Strategy

Our goal is to provide products, services and support to the world’s leading service providers as they evolve to remain relevant and competitive in an increasingly connected world. We seek to accomplish our goal by pursuing the strategies described below.

•	Continued Focus on the Communications, Media and Entertainment Industry. We intend to continue to focus our primary resources and efforts on providing customer experience systems to service providers in the communications, media and entertainment industry. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive customer experience systems required by the leading wireless, wireline, broadband cable and satellite companies. We consider our longstanding and continuing focus on this industry a competitive advantage.

•	Target Industry Leaders. We intend to continue to direct our marketing efforts primarily toward communications, media and entertainment industry leaders. By targeting such leading service providers, which require the most sophisticated customer experience systems, we believe that we are better able to remain at the forefront of developments in the industry. We derive the substantial majority of our revenues from our customer base of major service providers in North America and Europe. We believe that the development of this customer base has helped position us as a market leader, while contributing to the core strength of our business.

•	Continued Expansion into Emerging Markets. We continue to improve our ability to serve the needs of service providers operating in emerging markets where subscriber growth, principally for prepaid wireless service, is far greater than in more developed Western markets, but where average revenue per user is relatively low. Our prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this spectrum of emerging market service providers requires offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust service delivery offerings, to complete customer experience systems.

•	Provide Customers with a Broad, Deep Portfolio of Integrated Products. We seek to provide our customers with a broad, yet vertically-integrated, portfolio of products to help them deliver an intentional customer experience. We provide customer experience systems across the BSS and OSS domains and across multiple lines of business, including wireline, wireless, broadband cable and satellite services. Integration of our systems is achieved through an open, service-oriented architecture, allowing our products to work well together and with third-party products. This holistic approach serves to support the world’s largest service providers throughout their often international operations. We believe that our ability to provide a broad, deep suite of products helps position us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

•	Leverage Our Managed Services Capabilities. Managed services enable us to assume responsibility for the operation and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our customers receive improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems, so they can focus on their own internal strengths, leaving systems concerns to us. Managed services also benefit us, as they can be a source of predictable revenue and long-term relationships.

•	Leverage Our Consulting Capabilities. We seek to maintain and develop long-term, mutually-beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to their needs. These relationships, which include consulting engagements, can lead to the sale of new licenses and additional services projects. In addition, our consultants’ experience in the field is channeled into our product development process, applying the best practices and business processes we have accumulated over more than 25 years to enhance the performance of our products and improve the success of future projects for our customers.

•	Maintain and Develop Long-Term Customer Relationships. We find that our most positive, productive customer relationships lead to additional product sales, as well as ongoing, long-term support, system enhancement and maintenance, and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships and the recurring revenue that such relationships produce provide a competitive advantage for us.

Products

Our product offerings consist of an extensive software portfolio that we have developed to provide comprehensive customer experience systems functionality for service providers. Our software systems support the full span of the customer lifecycle: revenue management, customer management, service and resource management and service delivery. Further, our systems support portfolio enablers which consist of offerings to help service providers make intelligent decisions, manage the product lifecycle and simplify the integration, operation and administration of applications . We also provide solutions for high growth and emerging markets, as well as advertising and media solutions for directory publishers.

Our products focus on:

•	Revenue Management: Products that enable service providers to manage and collect all sources of revenue through any channel, from service consumption to cash-in-hand. Amdocs’ Revenue Management offerings include:

•	Convergent Charging and Billing: facilitates the purchase, consumption and payment for pre-paid and post-paid customers across multi-play operations.

•	Mediation: enables service providers to address BSS/OSS data processing and event handling needs across all lines of business and to transform raw network data into actionable business information that can be used to authorize events on the network, bill a customer or pay a content provider.

•	Partner Settlements: allows service providers to manage an unlimited number of partners providing services over the network across several lines of business, such as interconnect, roaming and mobile virtual network operator (MVNO) operations, as well as digital content and advertising.

•	Compact Convergence: offering for Tier-3 and Tier-4 operators in high-growth, emerging markets; provides out-of-the-box essential business functionality, such as invoicing and provisioning, customer care, self web-care and reporting capabilities.

•	Customer Management: Products that transform the way service providers deliver a cost-effective, superior customer experience across channels. Amdocs’ Customer Management offerings include:

•	Customer Care: provides a unified desktop that consolidates information from disparate systems and applications to deliver personalized customer service across lines of business.

•	Sales and Ordering: provides the complete order-to-cash cycle from a business or an end customer across multiple lines of business; captures orders initiated from any channel, validates and unbundles the customer order and triggers requests to the appropriate systems for completion.

•	Service and Resource Management (OSS): Products that comprise the core operational support systems, such as network planning, service fulfillment and assurance. Amdocs’ Service and Resource Management (OSS) offerings include:

•	Network Planning: enables network planners to analyze current, short- and long-term consumption trends of network resources and to plan and roll out a “service-ready network.”

•	Service Fulfillment: includes pre-packaged automation for specific services and lines of business, including broadband, satellite and cable; also supports the fulfillment of multiple services, either to support a convergent services bundle, or to standardize fulfillment across the organization with a single interface to orchestrate all fulfillment processes.

•	Service Assurance: supports service assurance by managing the problem resolution process, including impact analysis to assess what services are affected by outages.

•	Inventory and Discovery: provides a single source of service and network inventory and performance data, to support network planning and service fulfillment and assurance.

•	Service Management: provides an automated, end-to-end solution to manage the entire order fulfillment lifecycle, including multiple order channels and lines of business.

•	Service Delivery: Solutions that help service providers solve delivery challenges for Internet Protocol (IP) and next-generation services, often known as Telco 2.0. Our service delivery offerings include:

•	Convergent Service Platform: provides a standards-based Java service platform for developing and deploying innovative end-user applications across any network topology. Deployed in the network, it works in the service plan to give service providers the ability to transform business models within their BSS and OSS.

•	Digital Services: provides a complete portal, storefront, commerce search and advertising platform that allows service providers to provide a personalized experience; supports mobile, broadband and IPTV.

•	Convergent Applications: runs on the Amdocs jNetX convergent service platform, providing network-based applications for fixed, mobile and emerging devices; includes a broad suite of call-control applications and charging-based applications, helping service providers move away from legacy environments and fully leverage and monetize all their network assets.

•	Portfolio Enablers: Products that serve as the underlying drivers for technology innovation across the Amdocs CES portfolio of offerings. These products provide the foundation, enablers and building blocks to quickly create and modify business processes, provide a single customer view and effectively manage products to deliver a positive customer experience and achieve time-to-market advantage.

Advertising and Media Solutions

Our advertising and media offerings for directory publishers are comprised of a comprehensive set of products and services designed to enable local search and directory publishers to manage the entire media selling, fulfillment, consumer experience and financial processes across online, print and mobile media. These directory systems offerings include:

•	Consumer Engagement and Publishing Operations: Offerings that enable directory publishers to enrich both content and the consumer’s local search experience on multi-media publishing properties, as well as to enable and scale up partner distribution and advertising networks.

•	Media Business: Offerings to support the complete lifecycle of advertisers, customers and media products, including traditional printed yellow pages, new media products, customer management, financials and support as well as sales productivity management tools.

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

Services

We offer a broad suite of services to advise, transform and optimize business and technology processes. We provide consulting, system integration, managed services and product support to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization and ongoing support, enhancement and maintenance needs. In addition, we offer comprehensive learning services to help our customers develop competency in their Amdocs systems and applications. Our services methodology incorporates rigorous focus on the people, processes and technology of an organization, and we invite active customer participation at all stages to help prioritize and implement time-critical system solutions that address the customer’s individual needs.

Our services portfolio includes:

•	Business Consulting Services — These services span the project lifecycle and range from assessment and advisory services to optimization services that measure and improve operational performance, and help to define the project scope and implementation path of business solutions to deliver tangible operations improvements.

•	System Integration Services — This suite of services allows us to act as a prime integrator from project deployment to implementation and operations. We have developed advanced methodologies, industry best practices and pre-configured tools to deliver a cohesive implementation plan, including solution, architecture, change management and business benefit realization.

•	Managed Services — This set of flexible strategic sourcing services is uniquely tailored for the service provider industry to outsource the performance and management of their support business functions, operations and infrastructure support across all environments, whether Amdocs systems or other implementations. Our services for managed services projects include IT and infrastructure management, application management and ongoing support, systems modernization and consolidation, business process operation support, end to end transformational business process outsourcing (BPO), IT outsourcing (ITO) and delivery. Our managed services models can be leveraged to support day-to-day operations and to foster strategic business objectives.

•	Product Support Services — These services are designed to help our customers solve key challenges and to maximize their investment in our products throughout the entire product life cycle. Our global product support organization uses certified methodologies and provides support options, including online services and personalized interactions.

The extent of services provided varies from customer to customer. Our services engagements can range in size and scope from deploying single point solutions to orchestrating large-scale transformation projects. Depending on the customer’s needs, system implementation and integration activities often are conducted jointly by teams from Amdocs and the customer. Implementation and integration activities include project management, development of training methods and procedures, design of work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In some cases, Amdocs personnel provide support services to the customer’s own implementation and integration team, which has primary responsibility for the task. In other cases, we take a primary role in facilitating implementation and integration. In yet other instances, customers require turnkey solutions, in which case we provide full system implementation and integration services.

Once the system becomes operational, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support. For substantially all of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support provided, while also providing us with recurring revenue.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Cyprus, India, Ireland, Israel and the United States, and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region.

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

Customers

Our target market is comprised of service providers in the communication, media and entertainment industry that require customer experience systems with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the communication, media and entertainment industry and that our product offerings continue to address the market’s most sophisticated needs. We have an international orientation. The broad base of our customers is in North America and Europe, however, due to our expansion in emerging markets, we also have customers in geographies as diverse as the Commonwealth of Independent States, India, Latin America and Southeast Asia.

Our customers include global communications leaders and leading network operators and service providers, as well as directory publishers in the United States and around the world. Our customers include:

America Movil	RH Donnelley
AT&T	Rogers
Bakcell	Sprint Nextel
Bell Canada	Svyazinvest
BT	Telefonica de Espana
Cablevision	Telefonica 02 Germany
Claro Brazil	Telkom South Africa
Clearwire	Telstra
Comcast	TELUS
Deutsche Telekom	T-Mobile
DIRECTV	Verizon Communications
Elisa	VimpelCom
Instituto Costarricense de Electricidad	Virgin Media
J:COM	Vodafone Germany
Kazakhtelecom	Vodafone Netherlands
KPN	Vodafone UK
MetroPCS	XL Axiata

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 29% of our revenue in fiscal 2010, compared to 33% in fiscal 2009. In the second half of fiscal 2009, AT&T reduced its discretionary spending with us. The lower resulting revenue level persisted into fiscal 2010, offset in part by an increase in our managed services for AT&T; however, revenue from AT&T on a quarterly basis in fiscal 2010 was relatively stable. In fiscal 2010, our two next largest customers were Bell Canada and Sprint Nextel, and certain of their subsidiaries, each of which accounted for 10% or more of our revenue in fiscal 2010. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 75% of our revenue in fiscal 2010 and 76% of our revenue in fiscal 2009. The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2010	2009	2008

North America	75.8%	75.3%	68.7%
Europe	11.8	13.8	17.3
Rest of the World	12.4	10.9	14.0

Competition

The market for customer experience systems and services in the communication, media and entertainment industry continues to become increasingly more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of large communication companies as well as independent competitors that can be categorized as follows:

•	providers of BSS/OSS systems, including Comverse, Convergys, CSG Systems International, NetCracker, Oracle Corporation and Telecordia;

•	system integrators and providers of IT services, such as Accenture, Cognizant, Hewlett-Packard, IBM Global Services, Infosys, Tata Consultancy Services, Tech Mahindra Ltd and Wipro (some of whom we also cooperate with in certain opportunities and projects); and

•	network equipment providers such as Alcatel-Lucent, Ericsson, Huawei, Nokia Siemens and ZTE (some of whom we also cooperate with in certain opportunities and projects).

We expect the competition in our industry to increase from such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

•	applying our 25-plus-year heritage to the development and delivery of products and professional services that enable our customers to achieve service differentiation by means of an intentional customer experience,

•	focusing on communications service providers and continuing to design and develop solutions targeted specifically to this industry,

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market,

•	providing high-quality, reliable, scalable, integrated, yet modular applications,

•	providing flexible and tailored IT and business process outsourcing solutions and delivery models, and

•	offering customers end-to-end accountability from a single vendor.

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

Employees

We invest significant resources in the training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background, business, management development and leadership. Our management development efforts are reinforced by an organizational structure that provides opportunities for talented managers to gain experience in general management roles. We also invest considerable resources in personnel motivation, including providing various incentive plans for sales staff and high quality employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel and outstanding leaders.

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

While we have continued to upgrade our existing systems over the last several years, we have also devoted significant research and development efforts to integration among our products. In fiscal 2010, we released the Amdocs CES (Customer Experience Systems) 8 portfolio. Building on Amdocs CES 7.5, portfolio, we dedicated significant efforts and resources to the integration among CES 8 and our other products within the portfolio including deeper integration between our billing, customer relationship management and ordering applications that are designed to enable our customers to achieve integrated customer management and deliver an intentional customer experience. The CES 8 portfolio was designed to enable our customers to support new business models, devices and partnerships by centralizing common assets, such as customer, network and product data. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS and OSS to align their business processes around the end customer. Our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations. In addition, Amdocs focuses on offering business solutions that leverage functionality from across the CES portfolio combined with services and industry knowledge. These business solutions address larger business problems and provide greater value to our customers.

Our next major product release will address additional challenges and opportunities of the connected world by delivering enhanced functionality to enable our customers to execute on innovative solutions more cost effectively. For software development, Amdocs uses Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

The majority of our research and development expenditures is directed at our customer experience systems, and the remainder is directed at directory solutions. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

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

See the discussion under “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses.”

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 2.8 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of November 30, 2010, including maintenance and other related costs, were approximately $59.2 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of November 30, 2010:

Area
Location	(Sq. Feet)

United States:
St. Louis, MO	91,928
San Jose, CA(*)	112,120
Champaign, IL	178,063
Eldorado Hills, CA(*)	113,291
Others	195,473

Total	690,875
Israel:
Ra’anana	643,219
Hod-Hasharon	95,906
Haifa	74,609
Others(*)	108,408

Total	922,142
Canada:
Toronto(*)	58,446
Montreal	55,414
Others	19,527

Total	133,387
Cyprus (Limassol)	74,675
India:
Pune	493,949
Delhi	168,294

Total	662,243
United Kingdom(*)	101,712
Rest of the world(*)(**)	210,862

Total	2,795,896

(*)	Includes space sublet to third parties.

(**)	Includes Australia, Austria, Brazil, China, Costa Rica, Czech Republic, Denmark, France, Germany, Greece, Hungary, Indonesia, Ireland, Italy, Japan, Kazakhstan, Malaysia, Mexico, Netherlands, Russia, Singapore, South Africa, Spain, Sweden, Thailand, and Vietnam.

Our leases expire on various dates between calendar years 2010 through 2020, not including various options to terminate or extend lease terms.

Equipment

We develop our customer experience systems over a system of UNIX, MVS, Linux and Windows 2000/2003/2008 servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Synscsort, RedHat,CA, IBM and Hewlett-Packard. Our data storage is based on equipment from EMC, SUN, NetApp, Hitachi and Hewlett-Packard. Our development servers are connected to more than 20,000 personal computers owned or leased by us.

Automatic tape libraries and virtual tape libraries (VTL) provide full and incremental backups of the data used in and generated by our business. The backup tapes are kept on-site and off-site, as appropriate, to ensure security and integrity, and are used as part of our disaster recovery plan. The distributed development sites that we operate worldwide are connected by a high-speed redundant wide area network, or WAN, using telecommunication equipment manufactured by, among others, Cisco and Avaya/Nortel.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers. Although our market focus has traditionally been primarily on Tier-1 and Tier-2 service providers in developed markets, we have also focused in the last several years on Tier-3 and Tier-4 providers in developed markets, and on providers in emerging markets, such as the Commonwealth of Independent States, India, Latin America and Southeast Asia. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that providers seek to differentiate their offerings by delivering a customer experience that is simple, personal and valuable at every point of service.

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and service delivery platforms, to enable service providers to introduce new products quickly, understand their customers more deeply, process orders more efficiently and support new business models. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

In a global communications industry impacted by unprecedented growth in data demand, increasing number of connected devices, and improvement in machine-to-machine (M2M) technologies, consumers expect immediate and constant connectivity to personalized services, information and applications. We refer to these developments as the evolution to the “connected world.” We seek to address these market forces through a strategy of innovation from the network and business support systems to the device and end user. Our goal is to supply cost-effective, scalable software products and services that provide functionality and flexibility to service providers as they — and their markets — grow and change.

In part, we have sought to expand both our functionality and geographic markets through acquisitions. Since 1999, we have completed numerous acquisitions, which, among other things, have expanded our business into customer care and billing solutions for cable and satellite companies and enhanced our offerings in the OSS, digital content and commerce markets and high growth emerging markets. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, or otherwise enhance our market position or strategic strengths.

Please see Note 3 to our consolidated financial statements for more information regarding our acquisitions.

Offerings

Amdocs’ offerings of software and related services consist of:

•	A complete, modular yet integrated portfolio of customer experience systems, including revenue management (convergent charging and billing, mediation, and partner settlements), customer management (customer care, and sales and ordering), service and resource management (OSS) (network planning, service fulfillment, service assurance, inventory and discovery, and service management), service delivery (convergent service platform, digital services, and convergent applications), and portfolio enablers.

•	A comprehensive line of services. Because our customers’ projects are complex and require systems support expertise, we provide business process and information technology, or IT, services, including consulting, systems integration and delivery services, managed services and product support to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization, ongoing support, enhancement and maintenance needs. In addition, we offer comprehensive learning services to help our customers develop competency in their Amdocs systems and applications.

We have designed our customer experience systems to meet the high-volume, complex needs of Tier-1 and Tier-2 service providers and to address the unique issues of service providers in high growth emerging markets. We support our customers’ various lines of business, including wireline, wireless, cable and satellite, and a wide range of communication services, including voice, video, data, broadband, content, electronic and mobile commerce applications. In addition, we support companies that offer bundled or convergent service packages.

We also offer advertising and media services for directory publishers are comprised of a comprehensive set of products and services designed to enable local search and directory publishers to manage the entire media selling, fulfillment, consumer experience and financial processes across online, print and mobile media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In fiscal 2010, customers in North America accounted for 75.8% of our revenue, while customers in Europe and the rest of the world accounted for 11.8% and 12.4%, respectively. We maintain development facilities in Brazil, Cyprus, India, Ireland, Israel and the United States. AT&T was our largest customer in fiscal 2010, accounting for 29% of our revenue, as compared to 33% in fiscal 2009. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 75% of our revenue in fiscal 2010 and 76% of our revenue in fiscal 2009.

We believe that demand for our customer experience systems is primarily driven by the following key factors:

•	Industry transformation, including:

•	increasing use of communications and content services,

•	widespread access to content, information and applications,

•	continued rapid growth in emerging markets,

•	expansion into new lines of business

•	consolidation among service providers in established markets, often including companies with multi-national operations,

•	increased competition, including non-traditional players,

•	continued bundling and blending of communications and entertainment, and

•	continued commoditization and pricing pressure.

•	Technology advances, such as:

•	emergence and development of new communications products and services, such as web services, video, broadband, data and content services, including IP-based services, such as Internet Protocol (IP), Internet Protocol Television (IPTV), machine to machine (M2M), worldwide interoperability for microwave access (WiMax) and Voice over IP (VoIP),

•	evolution to and expansion of more sophisticated and interconnected communication devices, such as smart devices, electronic book readers, energy meters, global positioning systems and home security systems that enable communication across and between devices and widespread access to information,

•	evolution to next-generation networks, such as IP Multimedia Subsystem (IMS), that enable converged services offerings, such as fixed-mobile convergence, and

•	technological changes, such as the introduction of 3G and 4G wireless technology, next-generation content systems, FTTx, Carrier Ethernet, WiMax-, and LTE-based access technologies.

•	Customer focus, such as:

•	the need for service providers to focus on their customers in order to build profitable customer relationships,

•	the need for service providers to have a unified view of the customer across multiple services, devices and channels,

•	the “authority shift” toward the consumer, with increased customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device,

•	the ever-increasing expectation of customer service and support, including access to self-service options that are convenient and consistent across all channels, and

•	the need for service providers to differentiate themselves by creating a unique and mutually-valuable customer experience.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating and integrating business processes that span service providers’ BSS and OSS systems and create a simple, one-company face to customers,

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS systems to introduce new services in a timely and cost-effective manner.

In fiscal 2010, our total revenue was $2,984.2 million, of which $2,775.3 million, or 93.0%, was attributable to the sale of customer experience systems. Revenue from managed services arrangements (for customer experience systems and directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business, accounting for over 45% of our fiscal 2010 revenue and slightly more than 40% of our fiscal 2009 revenues, and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our managed services projects, we generally invest in modernization and consolidation of the customer’s systems. Invoices are usually structured on a periodic fixed or unit charge basis. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, especially in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

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

While we have continued to upgrade our existing systems over the last several years, we have also devoted significant research and development efforts to integration among our products. In fiscal 2010, we released the Amdocs CES (Customer Experience Systems) 8 portfolio. Building on Amdocs CES 7.5 portfolio, we dedicated significant efforts and resources to the integration among CES 8 and our other products within the portfolio including deeper integration between our billing, customer relationship management and ordering applications that are designed to enable our customers to achieve integrated customer management and deliver an intentional customer experience. The CES 8 portfolio was designed to enable our customers to support new business models, devices and partnerships by centralizing common assets, such as customer, network and product data. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS and OSS to align their business processes around the end customer. Our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations. In addition, Amdocs focuses on offering business solutions that leverage functionality from across the CES portfolio combined with services and industry knowledge. These business solutions address larger business problems and provide greater value to our customers.

Our next major product release, will address additional challenges and opportunities of the connected world by delivering enhanced functionality to enable our customers to execute on innovative solutions more cost effectively. For software development, Amdocs uses Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

The majority of our research and development expenditures is directed at our customer experience systems, and the remainder is directed at directory solutions. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Operating Results

The following table sets forth for the fiscal years ended September 30, 2010, 2009 and 2008, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Year Ended September 30,
	2010	2009	2008

Revenue:
License	3.4%	4.7%	4.3%
Service	96.6	95.3	95.7

	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.1
Cost of service	63.8	64.0	64.0
Research and development	7.0	7.3	7.1
Selling, general and administrative	12.5	12.0	12.8
Amortization of purchased intangible assets and other	2.9	3.0	2.7
Restructuring charges and in-process research and development	—	0.8	0.5

	86.3	87.2	87.2

Operating income	13.7	12.8	12.8
Interest and other (expense) income, net	(0.8)	—	0.4

Income before income taxes	12.9	12.8	13.2
Income taxes	1.4	1.4	1.2

Net income	11.5%	11.4%	12.0%

Fiscal Years Ended September 30, 2010 and 2009

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2010, compared to the fiscal year ended September 30, 2009. Following the table is a discussion and analysis of our business and results of operations for these years.

	Year ended September 30,		Increase (Decrease)
	2010	2009	Amount	%
	(In thousands)

Revenue:
License	$100,967	$135,146	$(34,179)	(25.3)%
Service	2,883,256	2,727,461	155,795	5.7

	2,984,223	2,862,607	121,616	4.2

Operating expenses:
Cost of license	2,021	2,686	(665)	(24.8)
Cost of service	1,903,645	1,831,947	71,698	3.9
Research and development	207,836	210,387	(2,551)	(1.2)
Selling, general and administrative	373,585	344,335	29,250	8.5
Amortization of purchased intangible assets and other	86,703	85,153	1,550	1.8
Restructuring charges and in-process research and development	—	20,780	(20,780)	(100.0)

	2,573,790	2,495,288	78,502	3.1

Operating income	410,433	367,319	43,114	11.7
Interest and other expense, net	(25,135)	(1,165)	(23,970)	2,057.5

Income before income taxes	385,298	366,154	19,144	5.2
Income taxes	41,392	39,978	1,414	3.5

Net income	$343,906	$326,176	$17,730	5.4%

Revenue.  Total revenue increased by $121.6 million, or 4.2%, to $2,984.2 million in fiscal 2010, from $2,862.6 million in fiscal 2009. The increase in revenue was primarily attributable to revenue related to managed services arrangements and to foreign exchange impacts. The increase was partially offset by decreases in revenue related to implementation and integration projects. In the second half of fiscal 2009, AT&T reduced its discretionary spending with us. The lower resulting revenue level persisted into fiscal 2010, offset in part by an increase in our managed services for AT&T; however, revenue from AT&T on a quarterly basis in fiscal 2010 was relatively stable.

License revenue in fiscal 2010 decreased by $34.2 million, or 25.3%, to $101.0 million, from $135.1 million in fiscal 2009. License revenue declined primarily due to the completion of some implementation and integration projects and the impact of fewer project signings in 2009.

License and service revenue attributable to the sale of customer experience systems increased by $89.8 million, or 3.3%, to $2,775.3 million in fiscal 2010, from $2,685.5 million in fiscal 2009. License and service revenue resulting from the sale of customer experience systems represented 93.0% and 93.8% of our total revenue in fiscal 2010 and 2009, respectively.

License and service revenue from the sale of directory systems increased by $31.8 million, or 18.0%, to $208.9 million in fiscal 2010, from $177.1 million in fiscal 2009. The increase was primarily attributable to the completion of major project milestones. License and service revenue from the sale of directory systems represented 7.0% and 6.2% of our total revenue in fiscal 2010 and 2009, respectively.

In fiscal 2010, revenue from customers in North America, Europe and the rest of the world accounted for 75.8%, 11.8% and 12.4%, respectively, of our total revenue, compared to 75.3%, 13.8% and 10.9%, respectively, for fiscal 2009. The increase as a percentage of revenue from customers in North America was primarily attributable to an increase in revenue from other than our top three customers, mainly related to managed services arrangements. The decrease in revenue from customers in Europe was primarily attributable to a decline in implementation and integration projects related revenue. Revenue from customers in the rest of the world increased primarily due to revenue contributed by customers in emerging markets as well as completion of major project milestones.

Cost of License and Service.  Cost of license includes license fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service increased by $71.0 million, or 3.9%, to $1,905.7 million in fiscal 2010, from $1,834.6 million in fiscal 2009. As a percentage of revenue, cost of license and service decreased to 63.9% in fiscal 2010 from 64.1% in fiscal 2009. The increase in our cost of license and service was primarily attributable to increase in our headcount to support the growth in the size of our operations, partially offset by costs savings resulting primarily from expansion into lower cost jurisdictions. Our cost of service, as a percentage of revenue, in fiscal 2010 was positively affected by higher margins from existing managed services arrangements. Margins from existing managed services tend to improve over time, especially in the initial period of an engagement, as we create cost efficiencies and improve business processes.

Research and Development.  Research and development is primarily comprised of compensation expense. Research and development expense decreased by $2.6 million, or 1.2%, to $207.8 million in fiscal 2010, from $210.4 million in fiscal 2009. Research and development expense decreased as a percentage of revenue from 7.3% in fiscal 2009, to 7.0% in fiscal 2010. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative.  Selling, general and administrative expense increased by $29.3 million, or 8.5%, to $373.6 million in fiscal 2010, from $344.3 million in fiscal 2009. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in fiscal 2010 was primarily attributable to selling efforts, a significant portion of which were in emerging markets.

Restructuring Charges and In-Process Research and Development.  In fiscal 2009, we recorded restructuring charges and in-process research and development expenses of $20.8 million, which consisted of a $15.1 million restructuring charge related primarily to our restructuring plan in the first quarter of fiscal 2009 and a $5.7 million charge for the write-off of purchased in-process research and development related to a small acquisition during the first quarter of fiscal 2009. We did not take any such restructuring charges in fiscal 2010. Effective October 1, 2009, we adopted revised accounting guidance for business combinations and as a result capitalized immaterial in-process research and development.

Operating Income.  Operating income increased by $43.1 million, or 11.7%, to $410.4 million in fiscal 2010, from $367.3 million in fiscal 2009. Operating income increased as a percentage of revenue, from 12.8% in fiscal 2009 to 13.7% in fiscal 2010. The increase in operating income as a percentage of revenue was primarily attributable to our continued efforts to improve efficiencies including expansion into lower cost jurisdictions, the effect of our fiscal 2009 restructuring charges and in-process research and development charges, and foreign exchange impacts, partially offset by the increase in selling expense in fiscal 2010.

Interest and Other Expense, Net.  Interest and other expense, net increased by $24.0 million to $25.1 million in fiscal 2010, from $1.2 million in fiscal 2009. The increase in interest and other expense, net, was primarily attributable to a $23.4 million loss from our April 2010 divestiture of a majority interest in a Chinese subsidiary. We retain a minority interest in this Chinese company. Please see Note 16 to our consolidated financial statements.

Income Taxes.  Income taxes for fiscal 2010 were $41.4 million on pre-tax income of $385.3 million, resulting in an effective tax rate of 10.7%, compared to 10.9% in fiscal 2009. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter. Please see Note 11 to our consolidated financial statements.

Net Income.  Net income increased by $17.7 million, or 5.4%, to $343.9 million in fiscal 2010, from $326.2 million in fiscal 2009. The increase in net income was attributable mainly to the increase in operating income, partially offset by the increase in interest and other expense, net.

Diluted Earnings Per Share.  Diluted earnings per share increased by $0.12, or 7.6%, to $1.69 in fiscal 2010, from $1.57 in fiscal 2009. The increase in diluted earnings per share resulted primarily from the increase in net income, as well as the decrease in diluted weighted average shares outstanding resulting primarily from our repurchase of ordinary shares in fiscal 2010. Please see Note 21 to our consolidated financial statements.

Fiscal Years Ended September 30, 2009 and 2008

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2009, compared to the fiscal year ended September 30, 2008. Following the table is a discussion and analysis of our business and results of operations for these years.

	Year ended September 30,		Increase (Decrease)
	2009	2008	Amount	%
	(In thousands)

Revenue:
License	$135,146	$135,487	$(341)	(0.3)%
Service	2,727,461	3,026,609	(299,148)	(9.9)

	2,862,607	3,162,096	(299,489)	(9.5)

Operating expenses:
Cost of license	2,686	2,729	(43)	(1.6)
Cost of service	1,831,947	2,023,562	(191,615)	(9.5)
Research and development	210,387	225,492	(15,105)	(6.7)
Selling, general and administrative	344,335	404,134	(59,799)	(14.8)
Amortization of purchased intangible assets	85,153	86,687	(1,534)	(1.8)
Restructuring charges and in-process research and development	20,780	13,896	6,884	49.5

	2,495,288	2,756,500	(261,212)	(9.5)

Operating income	367,319	405,596	(38,277)	(9.4)
Interest and other (expense) income, net	(1,165)	11,955	(13,120)	(109.7)

Income before income taxes	366,154	417,551	(51,397)	(12.3)
Income taxes	39,978	38,645	1,333	3.4

Net income	$326,176	$378,906	$(52,730)	(13.9)%

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

Research and Development.  Research and development expense decreased in absolute amount by $15.1 million, or 6.7%, to $210.4 million in fiscal 2009, from $225.5 million in fiscal 2008, primarily as a result of our cost savings measures and changes in the geographical mix of our research and development resources. However, as a percentage of revenue, research and development expense increased to 7.3% in fiscal 2009, compared to 7.1% in fiscal 2008.

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

Diluted Earnings Per Share.  Diluted earnings per share decreased by $0.16, or 9.2%, to $1.58 in fiscal 2009, from $1.74 in fiscal 2008. The decrease in diluted earnings per share resulted primarily from the decrease in net income, partially offset by the decrease in diluted weighted average shares outstanding resulting primarily from the repurchase and redemption of our convertible notes and the full impact of the repurchase of our ordinary shares in fiscal 2008. Please see Note 21 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, cash equivalents and short-term interest-bearing investments totaled $1.43 billion as of September 30, 2010, compared to $1.17 billion as of September 30, 2009. The increase during fiscal 2010 was mainly attributable to positive cash flows from operations of $685.2 million and $200.0 million in borrowings under financing arrangements, partially offset by $389.3 million used to repurchase our ordinary shares pursuant to our share repurchase program and $200.3 million in net cash paid for acquisitions. Net cash provided by operating activities amounted to $685.2 million and $519.2 million for fiscal 2010 and 2009, respectively.

Our policy is to retain substantial cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

Our interest-bearing investments are classified as available-for-sale securities. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income, net of tax. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, U.S. agency securities and government guaranteed debt. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs. Please see Note 4 to our consolidated financial statements. During fiscal 2010 and 2009, we recognized immaterial credit loss. As of September 30, 2010, unrealized losses of $1.5 million related to other-than-temporarily impaired securities are included in accumulated other comprehensive income.

In fiscal 2008, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit rating. As of September 30, 2010, we were in compliance with the financial covenants under the revolving credit facility. During the first half of fiscal 2009, we borrowed $450.0 million under the facility at an average interest rate equal to LIBOR plus 40 basis points and used the proceeds to acquire our outstanding notes as described below. During the second half of fiscal 2009, we repaid all of the $450.0 million outstanding under our credit facility. In September 2010, we borrowed an aggregate of $200.0 million under the facility and repaid it in October 2010.

During fiscal 2009, using proceeds from our revolving credit facility, we purchased $449.0 million aggregate principal amount of our 0.50% convertible notes at an average price of 99.5% of the principal amount, excluding accrued interest and transaction fees. As of September 30, 2010 and 2009, $1.0 million principal amount of the notes remained outstanding, due in 2024, in accordance with their terms.

As of September 30, 2010, we had outstanding letters of credit and bank guarantees from various banks totaling $62.2 million. As of September 30, 2010, we had outstanding obligations of $0.7 million in connection with leasing arrangements.

Our capital expenditures, net were approximately $86.9 million in fiscal 2010. Approximately 80% of these expenditures consisted of purchases of computer equipment, with the remainder attributable mainly to leasehold improvements. Our fiscal 2010 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures principally from operating cash flows, and we do not anticipate any changes to this policy in the foreseeable future.

From time to time, we have engaged in share repurchase programs in which we repurchase our shares in the open market or privately negotiated transactions and at times and prices we deem appropriate.

In April 2010, our board of directors authorized a share repurchase plan allowing the repurchase of up to $700 million of our outstanding ordinary shares over the following 12 months. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In fiscal 2010, we repurchased 13.7 million ordinary shares at an average price of $28.41 per share (excluding broker and transaction fees). As of September 30, 2010, we had remaining authority to repurchase up to $311.0 million of our outstanding ordinary shares. In the first quarter of fiscal 2011 (through December 3, 2010), we repurchased approximately 2.9 million ordinary shares at an average price of $27.57 per share (excluding broker and transaction fees).

In August 2007, our board of directors authorized a share repurchase plan allowing the repurchase of up to $400 million of our outstanding ordinary shares. The authorization permitted us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we considered appropriate. In fiscal 2008, we repurchased 8.4 million ordinary shares at an average price of $30.45 per share (excluding broker and transaction fees). In the first quarter of fiscal 2009, we repurchased approximately 0.5 million ordinary shares at an average price of $26.90 per share (excluding broker and transaction fees). As of August 2009, our authority to repurchase our ordinary shares under this plan expired.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2010, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
		Less Than	1-3	4-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Convertible notes including interest	$1.1	$—	$—	$—	$1.1
Pension funding	17.8	2.2	5.3	3.5	6.8
Purchase Obligations	43.1	30.5	12.6	—	—
Non-cancelable operating leases	115.9	62.4	49.2	4.3	—

	$177.9	$95.1	$67.1	$7.8	$7.9

The total amount of unrecognized tax benefits for uncertain tax positions was $118.7 million as of September 30, 2010. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

Deferred Tax Asset Valuation Allowance

As of September 30, 2010, we had deferred tax assets of $106.7 million, derived primarily from net capital and operating loss carryforwards related to some of our subsidiaries, which were offset by valuation allowances due to the uncertainty of the realizing any tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through earnings.

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

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date. Our critical accounting policies are as follows:

•	Revenue recognition and contract accounting

•	Tax accounting

•	Business combinations

•	Share-based compensation expense

•	Goodwill, intangible assets and long-lived assets - impairment assessment

•	Derivative and hedge accounting

•	Short-term interest-bearing investments

•	Realizability of long-lived assets

•	Accounts receivable reserves

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

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimations of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

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

For arrangements with multiple deliverables, we allocate revenue to each component based upon its relative fair value, which is determined in reliance on the Vendor Specific Objective Evidence (“VSOE”) of fair value for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements when sold separately in similar arrangements. For arrangements within the scope of software revenue recognition guidance, we use the residual method in the absence of fair value for a delivered element. The residual method requires that we first allocate revenue to the fair value of the undelivered elements and residual revenue to the delivered elements. If VSOE of any undelivered items does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of (i) delivery of those elements for which VSOE does not exist or (ii) when VSOE can be established. However, in limited cases where maintenance is the only undelivered element without VSOE, the entire arrangement fee is recognized ratably. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification and implementation and maintenance to determine the appropriate value for the license component. Beginning October 1, 2009, we adopted the new authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under this guidance, we allocate revenue to each identified unit of accounting by using estimated selling price, or ESP, for individual elements of an arrangement when VSOE or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration. We determine ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which the Company offers its services and internal costs. The determination of ESP is judgmental and is made through consultation with and approval by management. Please see “ Recent Accounting Pronouncements.”

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

Although we believe the assumptions and estimates of fair value we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain assets acquired and liabilities assumed include, but are not limited to: future expected cash flows from license and service sales, maintenance and hosting agreements, customer contracts and acquired developed technologies, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed and the acquired company’s brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

As discussed above under “Tax Accounting,” we may establish a valuation allowance for certain deferred tax assets and estimate the value of uncertain tax positions of a newly acquired entity. This process requires significant judgment and analysis.

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

Determining the fair value of share-based awards at the grant date requires the exercise of judgment. In addition, the exercise of judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially affected. Please see Note 20 to our consolidated financial statements.

Goodwill, Intangible Assets and Long-Lived Assets - Impairment Assessment

Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is subject to periodic impairment tests. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2010, 2009 and 2008.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal 2010, 2009 and 2008.

Derivative and Hedge Accounting

Approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses are denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

Establishing and accounting for foreign exchange contracts involve judgments, such as determining the fair value of the contracts, determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

Although we believe that our estimates are accurate and meet the requirement of hedge accounting, if actual results differ from these estimates, such difference could cause fluctuation of our recorded revenue and expenses.

Fair Value Measurement of Short-Term Interest-Bearing Investments

Our short-term interest-bearing investments are classified as available-for-sale securities and are stated at fair value in the Consolidated Balance Sheets. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income, net of tax. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, U.S. agency securities and government guaranteed debt. We believe we have conservative investment policy guidelines. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs such as quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques using observable market inputs. Effective at the beginning of the third quarter of fiscal 2009, we were required to evaluate our available-for-sale securities for other-than-temporary impairments subject to new accounting guidance. Pursuant to this accounting guidance, for securities with unrealized losses that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to a credit loss. To the extent that the net present value of the projected cash flows was less than the amortized cost of the security, the difference is considered credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. Prior to April 2009, we reviewed various factors in determining whether we should recognize an impairment charge for our short-term interest-bearing investments, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. The other-than-temporary impairment on our short-term interest-bearing investments was immaterial during fiscal 2010, 2009 and 2008.

Given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market price in an active market or observable inputs, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of the investment portfolio as of September 30, 2010.

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

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued authoritative guidance on the consolidation of variable interest entities, which is effective for us beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this new guidance did not have a material impact on our financial statements.

Adoption of New Accounting Standards

In January 2010, the FASB issued guidance to amend the disclosure requirements of fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons for the transfers, the reasons for any transfer in or out of Level 3 of the fair value measurement hierarchy and a roll forward of activities on purchases, sales, issuance, and settlements of recurring assets and liabilities measured at Level 3 of the fair value measurement hierarchy. In addition to these new disclosure requirements the new guidance also clarifies certain existing disclosure requirements. The guidance became effective for us beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for us beginning October 1, 2011. The adoption of this new guidance did not have a material impact on our financial statements.

In October 2009, the FASB issued authoritative guidance for revenue recognition relating to arrangements containing both hardware and software elements. Under the new guidance, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and will now be subject to other relevant revenue recognition guidance. Additionally, the FASB updated its authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. The revised guidance eliminates the requirement that “objective and reliable” evidence of fair value exist for an undelivered item in order for a delivered item to be treated as a specific unit of accounting. In addition, the guidance modifies the methodology to allocate transaction consideration to each identified unit of accounting by allowing the use of estimated selling price, or ESP, for individual elements of an arrangement when vendor specific objective evidence, or VSOE, of fair value or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration. We elected to early adopt the pronouncements at the beginning of our first quarter of fiscal 2010 on a prospective basis for applicable transactions originating or materially modified after October 1, 2009. If VSOE of fair value or third-party evidence of selling price is unavailable, we determine ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which we offer our services and internal costs. The determination of ESP is made through consultation with and approval by our management. This guidance does not generally change the units of accounting in our revenue arrangements or the methodology by which transaction consideration is allocated to the various units of accounting due to the fact that for the majority of our existing multiple deliverables arrangements, we allocated transaction consideration for purposes of revenue recognition to each identified unit of accounting based upon its relative fair value, determined using VSOE. The new accounting standards for revenue recognition if applied to the year ended September 30, 2009 would not have had a material impact on our results of operations or financial position for that fiscal year. In addition, the adoption of the new guidance did not have a material impact on our results of operations or financial position in fiscal 2010.

Effective October 1, 2009, we adopted the new earnings per share authoritative guidance that provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities. As such, they should be included in the computation of basic earnings per share, or EPS, using the two-class method. Prior-period EPS data presented have been adjusted retroactively, and this adjustment reduced basic and diluted EPS for the fiscal year ended September 30, 2009 and basic EPS for the fiscal year ended September 30, 2008 by $0.01.

Effective October 1, 2009, we adopted the fair value measurements guidance for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). The adoption of this accounting guidance did not have a material impact on our results of operations or financial position.

Effective October 1, 2009, we adopted the revised accounting guidance for business combinations. This guidance significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. Among the more significant changes, acquired in-process research and development will be capitalized and upon completion amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; contingent consideration will be recognized at fair value at the acquisition date with subsequent changes recognized in earnings, and reductions in deferred tax valuation allowance relating to a business acquisition will be recognized in earnings. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The impact of this accounting guidance on our results of operations or financial position will vary depending on each specific business combination. This guidance did not have a material impact on our results of operations or financial position in fiscal 2010.

Effective October 1, 2009, we adopted the guidance that changes the accounting and reporting for noncontrolling (minority) interests in consolidated financial statements, including the requirement to classify noncontrolling interests as a component of consolidated stockholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. The adoption of this accounting guidance had no impact on our consolidated results of operations and financial position.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. In November 2010, Dov Baharav, who had been our President and Chief Executive Officer and a director since 2002, retired from these offices, and Eli Gelman, who was our Executive Vice President from 2002 to 2008, our Chief Operating Officer from 2006 to 2008 and a director since 2002, became our President and Chief Executive Officer. In addition, James Liang, our Senior Vice President and Chief Strategy Officer, has informed us that he will resign effective January 31, 2011.

As of November 30, 2010, our directors and senior managers were as follows:

Name	Age	Position

Bruce K. Anderson(2)(4)(5)	70	Chairman of the Board, Amdocs Limited
Adrian Gardner(1)(3)	48	Director and Chairman of the Audit Committee, Amdocs Limited
Charles E. Foster(1)(3)	74	Director and Chairman of the Nominating and Corporate Governance Committee, Amdocs Limited
James S. Kahan(2)(3)(4)	63	Director and Chairman of the Compensation Committee, Amdocs Limited
Zohar Zisapel(5)	61	Director and Chairman of the Technology and Innovation Committee, Amdocs Limited
Julian A. Brodsky(3)	77	Director, Amdocs Limited
Nehemia Lemelbaum(4)(5)	68	Director, Amdocs Limited
John T. McLennan(1)	65	Director, Amdocs Limited
Robert A. Minicucci(2)(4)	58	Director, Amdocs Limited
Simon Olswang(1)	66	Director, Amdocs Limited
Richard Sarnoff(1)	51	Director, Amdocs Limited
Giora Yaron(5)	61	Director, Amdocs Limited
Eli Gelman(4)(5)	52	Director, Amdocs Limited; President and Chief Executive Officer, Amdocs Management Limited
Tamar Rapaport Dagim	39	Senior Vice President and Chief Financial Officer, Amdocs Management Limited
James Liang	53	Senior Vice President and Chief Strategy Officer, Amdocs Management Limited
Ayal Shiran	45	Senior Vice President and Head of Customer Business Group, Amdocs Management Limited
Brian Shepherd	43	Senior Vice President and Head of Broadband Cable and Satellite Group, Diversification and Global Marketing Amdocs, Inc.
Anshoo Gaur	42	Division President, Amdocs Development Center India Pvt. Ltd.
Thomas G. O’Brien	49	Treasurer and Secretary, Amdocs Limited

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

(4)	Member of the Executive Committee

(5)	Member of the Technology and Innovation Committee

Bruce K. Anderson has been Chairman of the Board of Directors of Amdocs since September 1997. Since August 1978, Mr. Anderson has been a general partner of Welsh, Carson, Anderson & Stowe (“WCAS”), an investment firm that specializes in the acquisition of companies in the information and business services and health care industries. Until September 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. Mr. Anderson served for nine years with Automated Data Processing, Inc. (“ADP”) until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of Alliance Data Systems, Inc., a publicly-held company that provides transaction, credit and marketing services to large consumer based businesses. Mr. Anderson’s career in information technology investing and service, and his experience as a director of many public and private companies, have given him sharp business acumen, financial expertise and extensive experience providing strategic and financial advisory services to complex organizations.

Adrian Gardner has been a director of Amdocs since April 1998 and is Chairman of the Audit Committee. Since November 2007, Mr. Gardner has been Chief Financial Officer of PA Consulting Group, a London-based business consulting firm. From April until November 2007, Mr. Gardner was a private investor. Mr. Gardner was Chief Financial Officer of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until April 2007 and a director from April 2002 until June 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology- and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a member of the Institute of Chartered Accountants in England & Wales. Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

Charles E. Foster has been a director of Amdocs since December 2001 and is Chairman of the Nominating and Corporate Governance Committee. Since January 2010, Mr. Foster has served as the Chair of the Board of Trustees of CPS Energy, a municipally owned energy utility. He was Chairman of the Board of Prodigy Communications Corporation from June until November 2001. From April 1997 until June 2001, Mr. Foster served as Group President of SBC, where he was responsible, at various times, for engineering, network, centralized services, marketing and operations, information systems, procurement, treasury, international operations, wireless services, merger integration, real estate, Yellow Pages and cable TV operations. In 2005, SBC acquired AT&T Corp. and became AT&T Inc. AT&T is our most significant customer. Mr. Foster serves as trustee of the Southwest Foundation for Bio-Medical Research, a non-profit research institute. Mr. Foster is a former member of the Texas Society of Professional Engineers and a director of Morningside Ministries Foundation, a non-profit operator of nursing homes in the San Antonio area. Mr. Foster’s decades of operations and management experience and responsibility at SBC lends him deep telecommunications industry expertise.

James S. Kahan has been a director of Amdocs since April 1998 and is Chairman of the Compensation Committee, and a member of the Executive and Nominating and Corporate Governance Committees. From 1983 until his June 2007 retirement, he worked at SBC, which is now AT&T, and served as a Senior Executive Vice President from 1992 until June 2007. AT&T is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp. Mr. Kahan also serves on the Board of Directors of Live Nation Entertainment, Inc., the world’s largest live music and ticketing entity. Mr. Kahan’s long service at SBC and AT&T, as well as his management and financial experience at several public and private companies, have provided him with extensive knowledge of the telecommunications industry, particularly with respect to corporate development, mergers and acquisitions and business integration.

Zohar Zisapel has been a director of Amdocs since July 2008 and is the Chairman of the Technology and Innovation Committee. Mr. Zisapel co-founded RAD Data Communications Ltd. and has been its chairman since 1982, a privately-held voice and data communications company and part of the RAD Group, a family of independent networking and telecommunications companies. Mr. Zisapel also serves as chairman of Ceragon Networks Ltd., RADVision Ltd. and RADCOM Ltd., each of which is a publicly-traded member of the RAD Group, as well as on the boards of directors of several privately-held companies. Mr. Zisapel previously served as chairman of the Israel Association of Electronic Industries from 1998 until 2001. Mr. Zisapel’s experience as founder, chairman and director of several public and private high technology companies, and his leadership in several government organizations, demonstrate his leadership capability and provide him with valuable insights into the voice and data communications industries.

Julian A. Brodsky has been a director of Amdocs since July 2003. Mr. Brodsky has served as a director and as Vice Chairman of Comcast Corporation since 1989. From 1989 to May 2004, Mr. Brodsky was Chairman of Comcast Interactive Capital, LP, a venture fund affiliated with Comcast. He is a director of RBB Fund, Inc. Mr. Brodsky brings to our board of directors deep and extensive knowledge of the cable industry gained through his longstanding executive leadership roles at Comcast, as well as financial expertise in capital markets, accounting and tax matters gained through his experience as Chief Financial Officer of Comcast and as a practicing CPA.

Nehemia Lemelbaum has been a director of Amdocs since December 2001 and was a Senior Vice President of Amdocs Management Limited from 1985 until January 2005. Since 2005, Mr. Lemelbaum has been a private investor and since November 2009, he has been a director of Retalix, a publicly-held global software company. Since December 2006, Mr. Lemelbaum has also been a director and the Chief Executive Officer of EHYN, a privately-held investment company. He joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led our development of graphic products for the Yellow Pages industry and later led our development of customer care and billing systems, as well as our penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing. With more than two decades in our leadership ranks, including representing us with analysts and investors for five years during and after our initial public offering, Mr. Lemelbaum has extensive communication software industry experience, and deep institutional knowledge and understanding of our business and strategy.

John T. McLennan has been a director of Amdocs since November 1999. From May 2000 until June 2004, he served as Vice-Chair and Chief Executive Officer of Allstream (formerly AT&T Canada). Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until May 2000. From 1993 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan is also a director of Air Canada Jazz, a publicly-held regional airline company, Chairman of Emera Inc., a Canadian publicly-held energy services company, and director of Nova Scotia Power Inc., a wholly-owned subsidiary of Emera Inc. From 2005 to 2008, Mr. McLennan also served as a director of Medisys Inc., a healthcare management company. We believe Mr. McLennan’s qualifications to sit on our board of directors include his years of experience in the telecommunications industry, including as chief executive officer of a leading Canadian telecommunications provider, and his experience providing strategic advice to complex organizations across a variety of industries, including as a public company director.

Robert A. Minicucci has been a director of Amdocs since September 1997. He has been a general partner of WCAS since 1993. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is also a director of two other publicly-held companies: Alliance Data Systems, Inc. and Retalix Ltd., and several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than twenty different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, have provided him with strong business acumen and strategic and financial expertise.

Simon Olswang has been a director of Amdocs since November 2004. In 2002, Mr. Olswang retired as Chairman of Olswang, a media and communications law firm in the United Kingdom that he founded in 1981. He is a member of the Advisory Board of Palamon Capital Partners LLP and of the Board of Directors of Amiad Filtration Systems Limited, an Israeli company listed on the London AIM market, which is active in the clean water industry. Mr. Olswang was a member of the Board of Directors of The British Library until March 2008 and has served as a non-executive director of a number of companies and organizations, including Aegis Group plc, The Press Association and the British Film Institute. Mr. Olswang previously served as Trustee of Langdon College of Further (Special) Education in Salford, of which he is a co-founder. We believe Mr. Olswang’s qualifications to sit on our board of directors include his extensive experience providing strategic and legal advisory services to complex organizations, as well as startups, in the media and communications industry.

Richard Sarnoff has been a director of Amdocs since March 1, 2010, and is employed by Bertelsmann AG, a diversified media and services company, where he serves as Co-Chairman of Bertelsmann, Inc. and President of Bertelsmann Digital Media Investments. Previously, Mr. Sarnoff served as Executive Vice President and Chief Financial Officer of Random House, Inc., a general trade book publisher and subsidiary of Bertelsmann AG. Since 2005, he has served on the Board of Directors of Activision Blizzard, Inc., a worldwide online and console game and entertainment software publisher. Mr. Sarnoff also served as a member of the Supervisory Board of Bertelsmann

AG from 2002 to 2008, as a member of the Board of Directors of the Princeton Review, an educational preparation company, from 2000 to 2009 and as a member of the Board of Directors of Audible, Inc., a provider of spoken audio entertainment, information, and educational programming, from 2001 to 2008. He was also formerly Chairman of the Board of the American Association of Publishers. We believe that Mr. Sarnoff brings to our board his experience and business expertise gained while serving in executive roles and board positions for companies in the media, entertainment and digital technology industries.

Dr. Giora Yaron has been a director of Amdocs since July 2009. Dr. Yaron co-founded Itamar Medical Ltd., a publicly-traded medical technology company, and has been its co-chairman since 1997. Dr. Yaron provides consulting services to Itamar Medical and to various other technology companies. He co-founded Exanet, Inc., a privately-held company focused on building single entity scalable storage networks, and has been its chairman since 2000. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology company and serves as one of its directors. Since 2004, Dr. Yaron has been the chairman of Yissum Research Development Company, the technology transfer company of the Hebrew University of Jerusalem. Dr. Yaron also has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008. In addition, Dr. Yaron previously co-founded and served as chairman of Qumranet Inc. from 2006 to 2008, a privately-held enterprise software company acquired by Red Hat, Mercury Interactive from 1996 to 2006, a publicly-traded IT optimization software company acquired by Hewlett-Packard, P-cube Inc., a privately-held company focused on content-based switching for smart networks acquired by Cisco, Comsys Communication and Signal Processing Ltd., a semiconductor company. We believe that Dr. Yaron’s qualifications to sit on our board of directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.

Eli Gelman has been a director of Amdocs since 2002. On November 15, 2010, Mr. Gelman became the President and Chief Executive Officer of Amdocs Management Limited, our wholly-owned subsidiary. Since January 2010, Mr. Gelman has served as a director of Retalix, a publicly-held global software company, and from January 2010 to December 2010, he also served as the Chairman of Retalix. From April 2008 to December 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from October 2002 until April 2008 and as our Chief Operating Officer from October 2006 until April 2008. Prior to October 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks. Mr. Gelman’s qualifications to serve on our board of directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer. With more than 28 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

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

James L. Liang has been our Senior Vice President and Chief Strategy Officer since July 2008. Mr. Liang is responsible for guiding our corporate strategy, as well as for leading the company’s acquisitions and divestitures work. From January 2005 to June 2008, Mr. Liang served as Vice President of Strategy of IBM’s Global Technology Services Division, where he was responsible for charting the overall strategic direction for this division. From January 1993 to December 2004, Mr. Liang served as an investment banker at Morgan Stanley, providing capital raising and advisory services to technology industry clients.

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

Brian A. Shepherd has been our Senior Vice President and Head of Broadband Cable and Satellite Group, Diversification and Global Marketing since November 2010. He joined Amdocs as Business Unit President of Cable and Satellite in 2005 as part of our acquisition of DST Innovis, where he had been Senior Vice President of Customer Business Operations since 2002. From October 2006 to October 2008, he served as our Division President — North America Communications and Cable, from November 2008 to April 2010, he served as President of Amdocs Interactive, leading our digital commerce and content business, and from May 2010 to October 2010, he was Group President — Digital Services, Global Marketing, and Broadband Cable and Satellite. Prior to his experience with DST Innovis and Amdocs, Mr. Shepherd was an executive with SoDeog Technologies, a wireless software company, and as a strategy consultant with McKinsey & Company.

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

Compensation

During fiscal 2010, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $80,000. Each member of our Audit and Executive Committees who is a Non-Employee Director and who is not the chairman of such committees received an annual cash payment of $5,000. Each member of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees, who is a Non-Employee Director and who is not the chairman of such committees, received an annual cash payment of $1,000. The Chairmen of our Audit and Executive Committees each received an annual cash payment of $10,000 and the Chairmen of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $5,000. Each Non-Employee Director received an annual grant of restricted shares at a total value of $150,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000, of which $75,000 was paid in cash and $125,000 was awarded in the form of restricted shares. All restricted share awards to our Non-Employee Directors are immediately vested with respect to 25%, with the remainder vesting annually in three equal installments. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the NYSE closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

A total of 19 persons who served either as directors of Amdocs or members of its senior management during all or part of fiscal 2010 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons in fiscal 2010 was approximately $7.8 million, compared to $4.4 million in fiscal 2009 and $10.1 million in fiscal 2008, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2010, we granted to such persons options to purchase an aggregate of 1,750,444 ordinary shares at a weighted average price of $27.50 per share with vesting generally over three to four-year terms and expiring ten years from the date of grant, and an aggregate of 196,518 restricted shares subject to three to four-year vesting. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices

The size of our Board of Directors is 13; 12 directors were elected to our Board of Directors at our annual meeting of shareholders on January 21, 2010; one director was appointed to our Board of Directors effective March 1, 2010; and one director resigned from our Board of Directors effective November 18, 2010. All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

The executive officers of Amdocs Limited and each of its subsidiaries are elected by the board of directors of the relevant company on an annual basis and serve until the next annual meeting of such board of directors or until their respective successors have been duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

Other than the employment agreement between us and our President and Chief Executive Officer, which provides for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment. The employment agreement between us and our former President and Chief Executive Officer also provided for immediate cash severance upon termination of employment.

Board Committees

Our Board of Directors has formed five committees set forth below. Members of each committee are appointed by the Board of Directors.

The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting. The current members of our Audit Committee are Messrs. Gardner (Chair), Foster, McLennan, Olswang and Sarnoff, all of whom are independent directors, as defined by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. The Audit Committee written charter is available on our website at www.amdocs.com.

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

The Executive Committee has such responsibilities as may be delegated to it from time to time by the Board of Directors. The current members of our Executive Committee are Messrs. Anderson (Chair), Gelman, Kahan, Lemelbaum and Minicucci.

The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Messrs. Zisapel (Chair), Anderson, Gelman, Lemelbaum and Dr. Yaron.

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

Workforce Personnel

The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location (in each of which we operate at multiple sites):

	As of September
	2010	2009	2008

Software and Information Technology, Sales and Marketing
North America	4,725	4,547	5,351
Israel	4,306	3,616	4,314
India	6,588	4,418	3,767
Rest of the World	2,432	3,290	3,668

	18,051	15,871	17,100
Management and Administration	1,404	1,373	1,435

Total Workforce	19,455	17,244	18,535

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

A small number of employees in Canada have union representation. In addition, all employees in Brazil, including local senior employees, are represented by unions. Collective bargaining between employers and unions is mandatory, negotiated annually, and covers work conditions, including cost of living increases, minimum wages that exceed government thresholds and overtime pay. In the Netherlands we have a works council which represents the employees. We work closely with the works council to ensure compliance with the local law. In France, we have employee representatives and a new works counsel with whom we work closely, as required under local laws.

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of November 22, 2010, the aggregate number of our ordinary shares beneficially owned by our directors and senior management was 4,742,358 shares. As of November 22, 2010, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

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

The 1998 Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the 1998 Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2010, of the 55,300,000 ordinary shares available for issuance under the 1998 Plan, 22,746,602 ordinary shares had been issued as a result of option exercises and restricted share issuances under the provisions of the 1998 Plan, and 10,431,451 ordinary shares remained available for future grants. As of October 31, 2010, there were outstanding options to purchase an aggregate of 21,967,808 ordinary shares at exercise prices ranging from $6.40 to $78.31 per share.

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

As a result of acquisitions, as of September 30, 2010, we are obligated to issue (and have reserved for issuance) an additional 76,204 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $0.38 to $37.66 per share. No additional options have been or will be granted under these predecessor plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of November 22, 2010 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 191,772,268 ordinary shares outstanding as of November 22, 2010. Information concerning shareholders is based on periodic public filings made by such shareholders and may not necessarily be accurate as of November 22, 2010. None of our major shareholders have voting rights that are different from those of any other shareholder.

	Shares
	Beneficially	Percentage
Name	Owned	Ownership

Thornburg Investment Management Inc.(1)	20,682,441	10.78%
Manning & Napier Advisors, Inc..(2)	12,111,330	6.32%
Ameriprise Financial, Inc.(3)	11,586,312	6.04%
All directors and executive officers as a group (19 persons)(4)	4,742,358	2.45%

(1)	The address of Thornburg Investment Management Inc., or Thornburg, is 2300 North Ridgetop Road, Santa Fe, New Mexico 87506. Based on a Schedule 13G filed by Thornburg with the SEC on January 7, 2010, Thornburg had sole voting and dispositive power over all of these ordinary shares.

(2)	Based on a Schedule 13G filed by Manning & Napier Advisors, Inc., or Manning & Napier, with the SEC on June 18, 2010, Manning & Napier had sole voting power over 11,326,615 of our ordinary shares and sole dispositive power over 12,111,300 of our ordinary shares. The address of Manning & Napier is 290 Woodcliff Drive, Fairport, NY 14450.

(3)	Based on a Schedule 13G filed by Ameriprise Financial, Inc., or Ameriprise, and RiverSource Investments, LLC, or RiverSource, with the SEC on February 10, 2010, Ameriprise and RiverSource had shared dispositive power over 11,586,312 of our ordinary shares. Ameriprise is the parent company of RiverSource. Ameriprise and RiverSource disclaim beneficial ownership of these shares. The address of Ameriprise and RiverSource is 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

(4)	Includes options held by such directors and executive officers that are exercisable within 60 days after November 22, 2010.

Over the last three years, our major shareholders have included our directors and executive officers as a group, AT&T and its affiliates, and other institutional investors, including T. Rowe Price, Massachusetts Financial Services Company (“MFS”), Janus Capital Management LLC (“Janus”), J &W Seligman & Co. Incorporated (“Seligman”) and Glenview Capital Management, LLC (“Glenview”). AT&T’s share ownership has decreased below 5.0% as of November 22, 2010 from 5.2% in November 2006. MFS ceased to be a major shareholder in fiscal 2008. T. Rowe Price, Janus and Glenview Capital Management, LLC ceased to be major shareholders in fiscal 2009. Seligman was acquired by Ameriprise in 2008.

As of November 22, 2010, our ordinary shares were held by 2,189 record holders. Based on a review of the information provided to us by our transfer agent, 1,057 record holders, holding approximately 99.66% of our outstanding ordinary shares held of record, were residents of the United States.

Related Party Transactions

AT&T, together with some of its operating subsidiaries, is our most significant customer. During fiscal 2010, AT&T and those subsidiaries accounted for 29% of our revenue. AT&T is also a beneficial owner of companies that provide certain miscellaneous support services to us in the United States.

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

Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol “DOX.” The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

	High	Low

Fiscal Year Ended September 30
2006	$41.01	$24.30
2007	$40.74	$32.50
2008	$38.03	$24.65
2009	$27.71	$14.61
2010	$32.44	$24.10
Quarter
Fiscal 2009:
First Quarter	$27.71	$15.62
Second Quarter	$21.66	$14.61
Third Quarter	$22.55	$18.15
Fourth Quarter	$27.40	$19.88
Fiscal 2010:
First Quarter	$29.04	$24.10
Second Quarter	$30.94	$27.75
Third Quarter	$32.44	$26.65
Fourth Quarter	$29.26	$25.64
Fiscal 2011:
First Quarter (through November 30, 2010)	$30.96	$25.75
Most Recent Six Months
June 2010	$28.50	$26.65
July 2010	$29.26	$26.15
August 2010	$28.63	$25.64
September 2010	$28.75	$26.30
October 2010	$30.78	$28.57
November 2010	$30.96	$25.75

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Amdocs Limited is registered as a company with limited liability pursuant to the laws of the Island of Guernsey with company number 19528 and whose registered office situated at Suite 5, Tower Hill House, Le Bordage, St Peter Port, Guernsey, GY1 3QT. The telephone number at that location is +44-1481-728444.

Our Memorandum of Incorporation, or the Memorandum, provides that the objects and powers of Amdocs Limited are not restricted and our Articles of Incorporation, or the Articles, provides that our business is to engage in any lawful act or activity for which companies may be organized under the Companies (Guernsey) Law, 2008, as amended, or the Companies Law.

The Articles grant the Board of Directors all the powers necessary for managing, directing and supervising the management of the business and affairs of Amdocs Limited.

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

Our current share capital is £5,250,000, which is comprised of (i) 25,000,000 preferred shares with a par value of £0.01 per share and (ii) 700,000,000 ordinary shares with a par value of £0.01 per share, consisting of voting and non-voting ordinary shares. As of September 30, 2010, 193,049,164 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares were not changed by the amendment to our charter documents and are set out in the Memorandum and Articles and are as follows:

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

The Articles now provide that our directors, officers and other agents will be indemnified by us from and against all liabilities to Amdocs Limited or third parties (including our shareholders) sustained in connection with their performance of their duties, except to the extent prohibited by the Companies Law. Under the Companies Law, Amdocs Limited may not indemnify a director for certain excluded liabilities, which are:

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

In addition to the excluded liabilities listed above, directors may also not be indemnified by us for liabilities to us or any of our subsidiaries arising out of negligence, default, breach of duty or breach of trust of a director in relation to us or any of our subsidiaries. The Companies Law authorizes Guernsey companies to purchase insurance against such liabilities to companies or to third parties for the benefit of directors. We currently maintain such insurance. Judicial relief is available for an officer charged with a neglect of duty if the court determines that such person acted honestly and reasonably, having regard to all the circumstances of the case.

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

On December 31, 2009, we entered into a Further Amended and Restated Information Technology Services Agreement, which amends and restates in its entirety the Information Technology Services Agreement that we entered into effective April 17, 2007 with AT&T Services, as well as the Amended and Restated Information Technology Services Agreement that we entered into effective December 28, 2007 with AT&T Services. The agreement provides that Amdocs will provide services for application software to AT&T for fees as specified therein.

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

General

Our effective tax rate was 10.7% for fiscal 2010, compared to 10.9% for fiscal 2009 and 9.3% for fiscal 2008.

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

Certain Indian Tax Considerations

Through subsidiaries, we operate a development center and a business processing operations center in Pune, India, and another development center in Delhi, India. In 2010, the corporation tax rate applicable in India on trading activities was 33.2%. Our subsidiaries in India operate under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, our subsidiaries based in Pune are entitled to considerable corporate income tax exemptions on all income derived from such pre-approved information technology activity, provided they continue to meet the conditions required for such tax benefits. The benefits applicable for our Pune-based subsidiaries are scheduled to expire on April 1, 2011. However, as of April 1, 2007, the Minimum Alternative Tax, or MAT, became applicable to our Indian subsidiaries based in Pune. The MAT is levied on book profits at the rate of 18% (during the Indian fiscal year commencing on April 1, 2010) and can be carried forward for 10 years to be credited against corporate income tax. Our-Delhi based subsidiary and a newly established unit in Pune as part of one of our subsidiaries (per their respective eligible income) are subject to a separate tax entitlement under which it is exempt from tax on its tax incentive-eligible activity for its first five years of operation and it will enjoy 50% reduction on its corporate income tax for such activity for the following five years. After 10 years of operations, such 50% reduction may be available for an additional five years, subject to further investment-related undertakings that we would be required to make. Under Indian laws, any dividend distribution by our Indian subsidiaries would be subject to a dividend distribution tax at the rate of 16.6% to be paid by such subsidiaries. Recently, the Indian government published a draft for the replacement of the country’s tax code. This draft, if enacted, would substantially change Indian tax laws, and might reduce or eliminate the availability of these beneficial tax rates for our Indian subsidiaries.

Certain Israeli Tax Considerations

Our Israeli subsidiary, Amdocs (Israel) Limited, operates one of our largest development centers. Discussed below are certain Israeli tax considerations relating to this subsidiary.

General Corporate Taxation in Israel.  In 2005, the Israeli parliament enacted legislation that has gradually reduced the “Companies Tax” rates of taxable income apply to Israeli companies. According to this legislation, the Companies Tax rate on taxable income will be 25% for 2010 and thereafter. However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise may be considerably less.

Law for the Encouragement of Capital Investments, 1959.  Certain production and development facilities of our Israeli subsidiary have been granted “Approved Enterprise” status pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

In general, investment programs of our Israeli subsidiary that have already obtained instruments of approval for an Approved Enterprise by the Israeli Investment Center prior to the change in legislation in 2005 continue to be subject to the old provisions of the Investment Law as described below. The revisions that were introduced into the Investment Law in 2005 did not affect our effective tax rate for year ended September 30, 2010 and we do not expect them to have a significant impact on our effective tax rate in fiscal 2010.

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

During fiscal year 2010, as part of its budget approval process, the Israeli Cabinet proposed amendments to the Encouragements of Capital Investment Act. If such amendments are adopted, significant tax incentive changes in Israel would become effective in 2011. Among other things, these changes would include a prospective cancellation of all tax incentives under existing law. However, under the proposed transition rules, incentive programs commenced prior to 2011 would continue to apply until expired, unless the company elects to apply the regimes provided by the new law. Additionally, the proposed amendments include a tax incentive package that consists of flat tax rates of 5% through 15%, depending on size and location of the taxable entity, for calendar years 2011 through 2012 and 5% through 12%, depending on size and location of the taxable entity from 2013 forward. These incentives would apply to industrial companies that meet certain criteria.

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

On January 1, 2011, certain tax rates in the United States are scheduled to increase, including the rate on long term capital gains, which is scheduled to increase up to a maximum rate of 20%, and the rate on ordinary income (including income from dividends), which is scheduled to increase up to a maximum rate of 39.6%.

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

During fiscal 2010, our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar were approximately 70% to 80% and 50% to 60%, respectively. If more customers will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily Canadian dollars, Australian dollars and euros, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels, Indian rupees and British pounds . We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in Israeli shekels, Canadian dollars, euros, British pounds and Australian dollars. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 6 to our consolidated financial statements.

The table below (all dollar amounts in millions) presents the total volume or notional amounts of our derivative instruments as of September 30, 2010. Notional values are U.S. dollar translated and calculated based on forward rates as of September 30, 2010 for forward contracts, and based on spot rates as of September 30, 2010 for options.

		Fair Value of
	Notional Value*	Derivatives

Foreign exchange contracts	$738.1	$4.3

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments are invested in short-term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of money market funds, U.S. government treasuries, U.S. agencies and government guaranteed debt. As of September 30, 2010, there was $200.0 million of short-term outstanding borrowing under our revolving lines of credit, which we repaid in October 2010.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2010. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2010, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on our internal control over financial reporting (as such defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and the related reports of our independent public accounting firm, are included on pages F-2, F-3 and F-4 of this Annual Report on Form 20-F, and are incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that there is at least one audit committee financial expert, Adrian Gardner, serving on our Audit Committee. Our Board of Directors has determined that Mr. Gardner is an independent director.

ITEM 16B.	CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for our directors and employees, including our principal executive officer, principal financial officer and other executive officers, our subsidiaries and other business entities controlled by us worldwide.

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

Audit Fees

Ernst & Young billed us approximately $3.2 million for audit services for fiscal 2010, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.3 million for audit services for fiscal 2009.

Audit-Related Fees

Ernst & Young billed us approximately $1.7 million for audit-related services for fiscal 2010. Audit-related services principally include SAS 70 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.3 million for audit-related services for fiscal 2009.

Tax Fees

Ernst & Young billed us approximately $1.4 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2010. Ernst & Young billed us approximately $1.1 million for tax advice in fiscal 2009.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2010 or fiscal 2009.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2010, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2010 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

			(c)
			Total Number of	(d)
			Shares	Maximum Number (or
	(a)		Purchased as Part	Approximate Dollar Value)
	Total Number of	(b)	of Publicly	of Shares that
	Shares	Average Price	Announced Plans	May Yet Be Purchased Under
Period	Purchased	Paid per Share	or Programs	the Plans or Programs(1)

04/1/10-04/30/10	840,000	$31.66	840,000	$673,405,135
05/1/10-05/31/10	3,138,236	30.42	3,138,236	577,951,922
06/1/10-06/30/10	3,115,511	27.75	3,115,511	491,495,395
07/1/10-07/31/10	3,189,900	27.74	3,189,900	403,007,829
08/1/10-08/31/10	2,770,100	27.07	2,770,100	328,015,477
09/1/10-09/30/10	641,300	26.56	641,300	310,983,520

Total	13,695,047	$28.41	13,695,047	$310,983,520

(1)	In April 2010, our board of directors authorized a share repurchase plan allowing the repurchase of up to $700 million of our outstanding ordinary shares over the following 12 months. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In fiscal 2010, we repurchased 13.7 million ordinary shares at an average price of $28.41 per share (excluding broker and transaction fees). As of September 30, 2010, we had remaining authority to repurchase up to $311.0 million of our outstanding ordinary shares. In the first quarter of fiscal 2011 (through December 3, 2010), we repurchased approximately 2.9 million ordinary shares at an average price of $27.57 per share (excluding broker and transaction fees).

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2010, and to our website at www.amdocs.com.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2010, 2009 and 2008, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2010 and 2009

Consolidated Statements of Income for the years ended September 30, 2010, 2009 and 2008

Consolidated Statements of Changes in Shareholders’ Equity for the years ended September 30, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended September 30, 2010, 2009 and 2008

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

Amdocs Limited

/s/
Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary
Authorized U.S. Representative

Date: December 7, 2010

EXHIBIT INDEX

Exhibit
No.		Description

1.1		Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibits 99.1 to Amdocs’ Form 6-K filed January 26, 2009)
1.2		Amended and Restated Articles of Incorporation of Amdocs Limited
2	.a.1	Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of New York, as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K, filed March 5, 2004)
2	.a.2	Registration Rights Agreement, dated March 5, 2004, among Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Form 6-K, filed March 5, 2004)
4	.b.1	Further Amended and Restated Information Technology Services Agreement, dated September 1, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 3, 2007)
4	.b.2	Master Agreement for Software and Services between Amdocs, Inc. and SBC Operations, Inc., effective July 7, 1998 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 10.13 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-1, dated May 21, 1999, Registration No. 333-75151)
4	.b.3	Software Master Agreement between Amdocs Software Systems Limited and SBC Services, Inc., effective December 10, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.2 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4	.b.4	Agreement between Amdocs, Inc. and SBC Services, Inc. for Software and Professional Services, effective August 7, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4	.b.5	Amended and Restated Customer Care and Billing Services Agreement, dated as of July 1, 2006, between Sprint/United Management Company and Amdocs Software Systems Limited (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K dated December 13, 2006)
4	.b.6	Agreement Amending the Further Amended and Restated Master Outsourcing Agreement and Master License and Services Agreement, dated as of October 5, 2006, between Bell Canada and Amdocs Canadian Managed Services Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 13, 2006)
4	.b.7	Further Amended and Restated Information Technology Services Agreement, dated as of December 31, 2009, by and between AT&T Services, Inc. and Amdocs Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated November 1, 2010)
4	.b.8	Credit Agreement, dated as of November 27, 2007, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 4.B.9 to Amdocs’ Annual Report on Form 20-F filed December 3, 2007)
4	.c.1	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Annual Report on Form 20-F filed December 13, 2006)

Exhibit
No.		Description

8		Subsidiaries of Amdocs Limited
12.1		Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
12.2		Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
13.1		Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2		Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
14.1		Consent of Ernst & Young LLP
100	.1*	The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2010, filed with the SEC on December 7, 2010, formatted in Extensible Business Reporting Language (XBRL):(i) Consolidated Balance Sheets as of September 30, 2010 and 2009, (ii) Consolidated Statements of Income for the years ended September 30, 2010, 2009 and 2008, (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended September 30, 2010, 2009 and 2008, (iv) the Consolidated Statements of Cash Flows for the years ended September 30, 2010, 2009 and 2008, and (iv) Notes to Consolidated Financial Statements (tagged as blocks of text)

*	As permitted by Rule 405(a)(2) of Regulation S-T, this exhibit will be filed by an amendment to this Form 20-F within 30 days from the date of this filing.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2010, the Company’s internal control over financial reporting is effective based on those criteria.

The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2010. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part III. These financial statements and the schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amdocs Limited’s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 7, 2010 expressed an unqualified opinion thereon.

/s/
ERNST & YOUNG LLP

New York, New York
December 7, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Amdocs Limited

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amdocs Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2010 of Amdocs Limited and our report dated December 7, 2010 expressed an unqualified opinion thereon.

/s/
ERNST & YOUNG LLP

New York, New York
December 7, 2010

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	As of September 30,
	2010	2009

ASSETS
Current assets:
Cash and cash equivalents	$1,036,195	$728,762
Short-term interest-bearing investments	397,104	444,279
Accounts receivable, net	580,000	454,965
Deferred income taxes and taxes receivable	126,083	117,848
Prepaid expenses and other current assets	112,417	126,704

Total current assets	2,251,799	1,872,558
Equipment and leasehold improvements, net	258,273	279,659
Deferred income taxes	132,403	137,662
Goodwill	1,637,416	1,539,424
Intangible assets, net	218,762	227,337
Other noncurrent assets	321,951	271,777

Total assets	$4,820,604	$4,328,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$168,321	$86,189
Accrued expenses and other current liabilities	250,455	174,341
Accrued personnel costs	202,773	154,841
Short-term financing arrangements	200,000	—
Deferred revenue	184,481	186,158
Deferred income taxes and taxes payable	18,117	9,338

Total current liabilities	1,024,147	610,867
Deferred income taxes and taxes payable	293,723	273,110
Other noncurrent liabilities	273,354	231,387

Total liabilities	1,591,224	1,115,364

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 244,131 and 242,466 issued and 193,049 and 205,079 outstanding, in 2010 and 2009, respectively	3,956	3,930
Additional paid-in capital	2,402,163	2,334,090
Treasury stock, at cost — 51,082 and 37,387 ordinary shares in 2010 and 2009, respectively	(1,309,161)	(919,874)
Accumulated other comprehensive income	1,952	8,343
Retained earnings	2,130,470	1,786,564

Total shareholders’ equity	3,229,380	3,213,053

Total liabilities and shareholders’ equity	$4,820,604	$4,328,417

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended September 30,
	2010	2009	2008

Revenue:
License	$100,967	$135,146	$135,487
Service	2,883,256	2,727,461	3,026,609

	2,984,223	2,862,607	3,162,096

Operating expenses:
Cost of license	2,021	2,686	2,729
Cost of service	1,903,645	1,831,947	2,023,562
Research and development	207,836	210,387	225,492
Selling, general and administrative	373,585	344,335	404,134
Amortization of purchased intangible assets and other	86,703	85,153	86,687
Restructuring charges and in-process research and development	—	20,780	13,896

	2,573,790	2,495,288	2,756,500

Operating income	410,433	367,319	405,596
Interest and other (expense) income, net	(25,135)	(1,165)	11,955

Income before income taxes	385,298	366,154	417,551
Income taxes	41,392	39,978	38,645

Net income	$343,906	$326,176	$378,906

Basic earnings per share(1)	$1.70	$1.60	$1.82

Diluted earnings per share(1)	$1.69	$1.57	$1.74

Basic weighted average number of shares outstanding(1)	202,584	204,023	207,639

Diluted weighted average number of shares outstanding(1)	204,076	208,350	220,275

(1)	The basic and diluted weighted average number of shares outstanding for the fiscal years ended September 30, 2009 and 2008 have been retroactively adjusted to reflect the adoption of new earnings per share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced basic and diluted earnings per share for the fiscal year ended September 30, 2009 and basic earnings per share for the fiscal year ended September 30, 2008 by $0.01.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands)

					Accumulated
					Other
			Additional		Comprehensive		Total
	Ordinary Shares		Paid-in	Treasury	Income	Retained	Shareholders’
	Shares	Amount	Capital	Stock	(Loss)	Earnings	Equity

Balance as of October 1, 2007	209,762	$3,850	$2,168,234	$(652,229)	$689	$1,079,699	$2,600,243
Comprehensive income:
Net income	—	—	—	—	—	378,906	378,906
Unrealized loss on foreign currency hedging contracts, net of $3,272 tax	—	—	—	—	(4,578)	—	(4,578)
Unrealized loss on short-term interest-bearing investments, net of $(468) tax	—	—	—	—	(10,002)	—	(10,002)
Unrealized loss on defined benefit plan, net of $(489) tax	—	—	—	—	(943)	—	(943)

Comprehensive income							363,383
Employee stock options exercised	2,052	41	37,527	—	—	—	37,568
Repurchase of shares	(8,370)	—	—	(255,051)	—	—	(255,051)
Tax benefit of stock options exercised/cancelled	—	—	1,549	—	—	—	1,549
Issuance of restricted stock, net of forfeitures	472	9	—	—	—	—	9
Equity-based compensation expense related to employees	—	—	57,490	—	—	—	57,490

Balance as of September 30, 2008	203,916	3,900	2,264,800	(907,280)	(14,834)	1,458,605	2,805,191
Comprehensive income:
Net income	—	—	—	—	—	326,176	326,176
Unrealized gain on foreign currency hedging contracts, net of $647 tax	—	—	—	—	18,092	—	18,092
Unrealized gain on short-term interest-bearing investments, net of $218 tax	—	—	—	—	4,828	—	4,828
Unrealized gain on defined benefit plan, net of $1,078 tax	—	—	—	—	2,040	—	2,040

Comprehensive income							351,136
Cumulative effect from adoption of FSP No. 115-2/124-2 (primarily codified in ASC 320-10- Investments-Debt and Equity Securities-Overall) at April 1, 2009	—	—	—	—	(1,783)	1,783	—
Employee stock options exercised	1,289	23	27,863	—	—	—	27,886
Repurchase of shares	(468)	—	—	(12,594)	—	—	(12,594)
Tax benefit of stock options exercised/cancelled	—	—	(1,484)	—	—	—	(1,484)
Issuance of restricted stock, net of forfeitures	342	7	—	—	—	—	7
Equity-based compensation expense related to employees	—	—	42,911	—	—	—	42,911

Balance as of September 30, 2009	205,079	3,930	2,334,090	(919,874)	8,343	1,786,564	3,213,053
Comprehensive income:
Net income	—	—	—	—	—	343,906	343,906
Unrealized loss on foreign currency hedging contracts, net of $(1,537) tax	—	—	—	—	(6,934)	—	(6,934)
Unrealized gain on short-term interest-bearing investments, net of $129 tax	—	—	—	—	5,150	—	5,150
Unrealized loss on defined benefit plan, net of $(2,011) tax	—	—	—	—	(4,607)	—	(4,607)

Comprehensive income							337,515
Employee stock options exercised	1,097	17	23,618	—	—	—	23,635
Repurchase of shares	(13,695)	—	—	(389,287)	—	—	(389,287)
Issuance of restricted stock, net of forfeitures	568	9	—	—	—	—	9
Equity-based compensation expense related to employees	—	—	44,455	—	—	—	44,455

Balance as of September 30, 2010	193,049	$3,956	$2,402,163	$(1,309,161)	$1,952	$2,130,470	$3,229,380

As of September 30, 2010, 2009 and 2008, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $6,002, $12,936 and $(5,157), unrealized loss on cash equivalents and short-term interest-bearing investments, net of tax, of $(1,267), $(6,417) and $(9,461) and unrealized (loss) gain on defined benefit plan, net of tax of $(2,783), $1,824 and $(216).

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,
	2010	2009	2008

Cash Flow from Operating Activities:
Net income	$343,906	$326,176	$378,906
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	195,940	198,119	192,937
Loss from divestiture of a subsidiary	23,399	—	—
In-process research and development expenses	—	5,640	1,780
Equity-based compensation expense	44,455	42,911	57,490
Loss (gain) on sale of equipment	400	197	(970)
Deferred income taxes	(19,137)	16,249	1,111
Gain on repurchase of convertible notes	—	(2,185)	—
Excess tax benefit from equity-based compensation	(126)	(18)	(211)
(Gain) loss from short-term interest-bearing investments	(1,284)	4,449	4,945
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(131,387)	131,527	(118,291)
Prepaid expenses and other current assets	9,009	(13,614)	4,173
Other noncurrent assets	(35,948)	(2,690)	(31,739)
Accounts payable, accrued expenses and accrued personnel	187,652	(160,321)	(27,501)
Deferred revenue	33,927	20,956	28,408
Income taxes payable, net	20,272	(19,980)	(26,824)
Other noncurrent liabilities	14,120	(28,260)	18,799

Net cash provided by operating activities	685,198	519,156	483,013

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(86,945)	(82,331)	(133,168)
Proceeds from sale of short-term interest-bearing investments	1,503,231	1,045,278	708,708
Purchase of short-term interest-bearing investments	(1,449,494)	(963,433)	(685,873)
Net cash paid for acquisitions	(200,307)	(65,890)	(58,772)
Net cash received from divestiture of a subsidiary and other	22,009	—	—

Net cash used in investing activities	(211,506)	(66,376)	(169,105)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	450,000	—
Payments under financing arrangements	—	(450,000)	—
Redemption of convertible notes	—	(330,780)	(175)
Repurchase of convertible notes	—	(116,015)	—
Repurchase of shares	(389,287)	(20,014)	(247,630)
Proceeds from employee stock options exercised	23,644	27,893	37,577
Payments under capital lease, short-term financing arrangements and other	(616)	(3,952)	(331)

Net cash used in financing activities	(166,259)	(442,868)	(210,559)

Net increase in cash and cash equivalents	307,433	9,912	103,349
Cash and cash equivalents at beginning of year	728,762	718,850	615,501

Cash and cash equivalents at end of year	$1,036,195	$728,762	$718,850

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$46,448	$39,793	$51,273
Interest	2,846	3,321	4,863

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

Note 1 —	Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, media and entertainment industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems, including revenue management, customer management, service and resource management (OSS), service delivery, portfolio enablers, and consulting, system integration, managed services and product support, primarily to leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of directory sales and publishing systems.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main production and operating facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and maturities from acquisition date of 90 days or less.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Investments

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, U.S. agencies and government guaranteed debts, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the first in first out (FIFO) method for determining the cost of securities. Effective at the beginning of the third quarter of fiscal 2009, the Company was required to evaluate its available-for-sale securities for other-than-temporary impairments subject to new accounting guidance. Under this guidance, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit loss. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered credit loss and is recorded through earnings. Upon the adoption of this new accounting guidance, a non-credit related amount of $1,783 for other-than-temporary impairment losses recognized in earnings prior to April 1, 2009 was reclassified as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009.

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

Goodwill, Intangible Assets and Long-Lived Assets

Goodwill and intangible assets deemed to have indefinite lives are subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other definite-life intangible assets are amortized over their useful lives.

The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

Other definite-life intangible assets consist primarily of core technology, customer arrangements and trademarks. Core technology and trademarks acquired by the Company are amortized over their estimated useful lives on a straight-line basis.

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

The Company tests long-lived assets, including definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets, including definite life intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets, including definite life intangible assets, to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Comprehensive Income

Comprehensive income, net of related taxes where applicable, includes, in addition to net income:

(i) unrealized gains and losses on available-for-sale securities;

(ii) unrealized gains and losses in respect of derivative instruments designated as a cash flow hedge; and

(iii) unrealized gains and losses on defined benefit plans.

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

The Company recognizes the tax benefit from an uncertain tax position only if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The tax benefits recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company will classify the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes. Please see Note 11 to the consolidated financial statements.

Revenue Recognition

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, combined license and service revenue generally is recognized over the course of these long-term projects, using the percentage of completion method of accounting in accordance with software revenue recognition authoritative guidance. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit.

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

Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products. Revenue from third-party sales was less than 10% of total revenue in each of fiscal 2010, 2009 and 2008.

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

Many of the Company’s agreements include multiple deliverables. For these multiple element arrangements, the Company allocates revenue to each element based upon its relative fair value as determined by Vendor Specific Objective Evidence (“VSOE”). For arrangements within the scope of software revenue recognition authoritative guidance the Company uses the residual method in the absence of fair value for a delivered element. The residual method requires that the Company first allocate revenue to the fair value of the undelivered elements and residual revenue to delivered elements. If VSOE of any undelivered items does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of (i) delivery of those elements for which VSOE does not exist or (ii) when VSOE can be established. However, in limited cases where maintenance is the only undelivered element without VSOE, the entire arrangement fee is recognized ratably. The residual method is used

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification, implementation and integration and maintenance to determine the appropriate value for the license component. Beginning October 1, 2009, the Company adopted the new authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under this guidance the Company allocates revenue to each identified unit of accounting by using estimated selling price, or ESP, for individual elements of an arrangement when VSOE or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration. Please see Recent Accounting Pronouncements.

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

Deferred revenue represents billings to customers for licenses and services for which revenue has not been recognized. Deferred revenue that is expected to be recognized beyond the next 12 months is considered long-term deferred revenue. Unbilled accounts receivable include all revenue amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Unbilled accounts receivable that are expected to be billed beyond the next 12 months are considered long-term unbilled receivables. Allowances that are netted against accounts receivable represent amounts provided for accounts for which their collectibility is not reasonably assured.

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

Cost of service also includes costs of third-party products associated with reselling third-party computer hardware and software products to customers, when revenue from third-party products is recorded at the gross amount. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of the Company’s software and services.

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

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments and trade receivables. Cash and cash equivalents are maintained with several financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple counterparties and monitoring the risk profiles of these counterparties. The Company has conservative investment policy guidelines under which it invests its excess cash primarily in highly liquid U.S. dollar-denominated securities. The Company’s revenue is generated primarily in North America. To a lesser extent, revenue is generated in Europe, the Asia-Pacific region and Latin America. Most of the Company’s customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company’s business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably assured.

The Company evaluates accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. As of September 30, 2010 and 2009 the Company had one customer, including its subsidiaries, with an accounts receivable balance of more than 10% of total accounts receivable, aggregating 30.0% and 32.6%, respectively. This customer accounted for approximately 29% and 33% of our revenue in fiscal 2010 and 2009, respectively.

Earnings per Share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding, the effect of dilutive outstanding equity-based awards using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method.

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

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued authoritative guidance on the consolidation of variable interest entities, which is effective for the Company beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this new guidance did not have a material impact on the Company’s financial statements.

Adoption of New Accounting Standards

In January 2010, the FASB issued guidance to amend the disclosure requirements of fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons for the transfers, the reasons for any transfer in or out of Level 3 of the fair value measurement hierarchy and a roll forward of activities on purchases, sales, issuances, and settlements of recurring assets and liabilities measured at Level 3 of the fair value measurement hierarchy. In addition to these new disclosure requirements the new guidance also clarifies certain existing disclosure requirements. The guidance became effective for the Company beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for the Company beginning October 1, 2011. The adoption of this new guidance did not have a material impact on the Company’s financial statements.

In October 2009, the FASB issued authoritative guidance for revenue recognition relating to arrangements containing both hardware and software elements. Under the new guidance, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of software revenue recognition guidance, and will now be subject to other relevant revenue recognition guidance. Additionally, the FASB updated its authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. The revised guidance eliminates the requirement that “objective and reliable” evidence of fair value exist for an undelivered item in order for a delivered item to be treated as a specific unit of accounting. In addition, the guidance modifies the methodology to allocate transaction consideration to each identified unit of accounting by allowing the use of estimated selling price, or ESP, for individual elements of an arrangement when vendor specific objective evidence, or VSOE, of fair value or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration. The Company elected to early adopt the pronouncements at the beginning of its first quarter of fiscal 2010 on a prospective basis for applicable transactions originating or materially modified after October 1, 2009. If VSOE of fair value or third-party evidence of selling price is unavailable, the Company determines ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which the Company offers its services and internal costs. The determination of ESP is made through consultation with and approval by management. This guidance does not generally change the units of accounting in the Company’s revenue arrangements or the methodology by which transaction consideration is allocated to the various units of accounting due to the fact that, for the majority of the Company’s existing multiple deliverables arrangements, the Company allocated transaction consideration for purposes of revenue recognition to each identified unit of accounting based upon its relative fair value, determined using VSOE. The new accounting standards for revenue recognition if applied to the year ended September 30, 2009 would not have had a material impact on the

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Company’s results of operations or financial position for that fiscal year. In addition, the adoption of the new guidance did not have a material impact on the Company’s results of operations or financial position in fiscal 2010.

Effective October 1, 2009, the Company adopted the new earnings per share authoritative guidance that provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities. As such, they should be included in the computation of basic earnings per share, or EPS, using the two-class method. Prior-period EPS data presented have been adjusted retroactively. This adjustment reduced basic and diluted EPS for the fiscal year ended September 30, 2009 and basic EPS for the fiscal year ended September 30, 2008 by $0.01.

Effective October 1, 2009, the Company adopted the fair value measurements guidance for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). The adoption of this guidance did not have a material impact on the Company’s results of operations or financial position.

Effective October 1, 2009, the Company adopted the revised accounting guidance for business combinations. This guidance significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. Among the more significant changes, acquired in-process research and development will be capitalized and upon completion amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; contingent consideration will be recognized at fair value at the acquisition date with subsequent changes recognized in earnings, and reductions in deferred tax valuation allowance relating to a business acquisition will be recognized in earnings. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. The impact of this accounting guidance on the Company’s results of operations or financial position will vary depending on each specific business combination. This guidance did not have a material impact on the Company’s results of operations or financial position in fiscal 2010.

Effective October 1, 2009, the Company adopted the guidance that changes the accounting and reporting for noncontrolling (minority) interests in consolidated financial statements, including the requirement to classify noncontrolling interests as a component of consolidated stockholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest. The adoption of this guidance had no impact on the Company’s consolidated results of operations or financial position.

Note 3 —	Acquisitions

The Company acquired few entities during fiscal 2010, 2009 and 2008. The entities have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material.

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

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 and 2009:

	As of September 30, 2010
	Level 1	Level 2	Total

Available-for-sale securities:
Money market funds	$867,335	$—	$867,335
U.S. government treasuries	111,912	—	111,912
U.S. agencies	—	65,724	65,724
Government guaranteed debt	—	102,112	102,112
Supranational and sovereign debt	—	23,771	23,771
Corporate bonds	—	58,742	58,742
Asset backed obligations	—	7,147	7,147
Mortgages (including agencies and corporate)	—	18,948	18,948
Commercial paper and certificate of deposit	10,048	9,254	19,302

Total available-for-sale securities	989,295	285,698	1,274,993

Derivative financial instruments, net	—	4,333	4,333

Total	$989,295	$290,031	$1,279,326

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

	As of September 30, 2009
	Level 1	Level 2	Total

Available-for-sale securities:
Money market funds	$465,249	$—	$465,249
U.S. government treasuries	272,405	—	272,405
U.S. agencies	—	93,211	93,211
Government guaranteed debt	—	83,949	83,949
Supranational and sovereign debt	—	15,751	15,751
Corporate bonds	—	32,130	32,130
Asset backed obligations	—	16,645	16,645
Mortgages (including agencies and corporate)	—	32,392	32,392
Other	8,000	14	8,014

Total available-for-sale securities	745,654	274,092	1,019,746

Derivative financial instruments, net	—	13,882	13,882

Total	$745,654	$287,974	$1,033,628

Available for sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2010.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued personal costs, short-term financing arrangements and other current liabilities approximates their fair value because of the relatively short maturity of these items.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 5 —	Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2010
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Money market funds	$867,335	$—	$—	$867,335
U.S. government treasuries	111,685	227	—	111,912
U.S. agencies	64,837	887	—	65,724
Government guaranteed debt	100,832	1,280	—	102,112
Supranational and sovereign debt	23,672	99	—	23,771
Corporate bonds	59,247	728	1,233	58,742
Asset backed obligations	8,230	—	1,083	7,147
Mortgages (including agencies and corporate)	21,062	372	2,486	18,948
Commercial paper and certificate of deposit	19,414	—	112	19,302

Total(1)	$1,276,314	$3,593	$4,914	$1,274,993

(1)	Available-for-sale securities are classified as short-term interest-bearing investments on the Company’s balance sheet, except for $877,889 of securities with maturities from date of acquisition of 90 days or less which are included in cash and cash equivalents as of September 30, 2010.

	As of September 30, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Money market funds	$465,249	$—	$—	$465,249
U.S. government treasuries	271,483	922	—	272,405
U.S. agencies	91,772	1,439	—	93,211
Government guaranteed debt	83,212	764	27	83,949
Supranational and sovereign debt	15,610	141	—	15,751
Corporate bonds	32,924	730	1,524	32,130
Asset backed obligations	19,630	179	3,164	16,645
Mortgages (including agencies and corporate)	38,339	552	6,499	32,392
Other	8,127	—	113	8,014

Total(2)	$1,026,346	$4,727	$11,327	$1,019,746

(2)	Available-for-sale securities are classified as short-term interest-bearing investments on the Company’s balance sheet, except for $575,467 of securities with maturities from date of acquisition of 90 days or less which are included in cash and cash equivalents as of September 30, 2009.

As of September 30, 2010, the unrealized losses were primarily due to credit market conditions and interest rate movements. A significant portion of the unrealized losses has been in a continuous loss position for 12 months or greater. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company recognized through earnings a credit loss of $760 and $1,094 in fiscal 2010 and 2009, respectively. As of September 30, 2010, unrealized losses of $1,526 related to other-than-temporarily impaired securities are included in accumulated other comprehensive income.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table presents a cumulative roll forward of credit losses recognized in earnings as of September 30, 2010:

Balance as of April 1, 2009	$794
Credit loss on debt securities for which an other-than-temporary impairment was not previously recognized	667
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	427
Reductions for securities realized during the period	(131)

Balance as of September 30, 2009	1,757
Credit loss on debt securities for which an other-than-temporary impairment was not previously recognized	198
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	562
Reductions for securities realized during the period	(930)

Balance as of September 30, 2010	$1,587

As of September 30, 2010, the Company’s available-for-sale securities had the following maturity dates:

Market Value

within one year	$1,071,240
1 to 2 years	109,715
2 to 3 years	55,545
3 to 4 years	5,561
Thereafter	32,932

$1,274,993

Note 6 —	Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $13,682 as of September 30, 2010. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2010. Notional values are U.S. dollar translated and calculated based on forward rates as of September 30, 2010 for forward contracts, and based on spot rates as of September 30, 2010 for options.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Notional Value*

Foreign exchange contracts	$738,125

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. Please see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of September 30, 2010 and 2009, as an asset or a liability is as follows:

	As of
	September 30,
	2010	2009

Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$8,993	$19,023
Other noncurrent assets	669	24
Accrued expenses and other current liabilities	(960)	(3,709)
Other noncurrent liabilities	(292)	(32)

	8,410	15,306
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	4,020	583
Accrued expenses and other current liabilities	(8,097)	(2,007)

	(4,077)	(1,424)

Net fair value	$4,333	$13,882

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward contracts and options contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward contracts and options outstanding as of September 30, 2010 are expected to mature within the next 12 months).

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income, a separate component of shareholders’ equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated receipts from customers, are recognized immediately in interest and other (expense) income, net.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The effect of the Company’s cash flow hedging instruments in the consolidated statement of income for the fiscal year ended September 30, 2010, which partially offset the foreign currency impact from the underlying exposures, is summarized as follows:

Gains (Losses) Reclassified from
Other Comprehensive Income
(Effective Portion)
Fiscal Year Ended
September 30, 2010

Line item in statement of income:
Revenue	$(3,466)
Cost of service	9,131
Research and development	2,490
Selling, general and administrative	1,306

Total	$9,461

The effect of the Company’s cash flow hedging instruments in the consolidated statement of income for the nine months ended September 30, 2009, which partially offset the foreign currency impact from the underlying exposures, is summarized as follows:

Gains (Losses) Reclassified from
Other Comprehensive Income
(Effective Portion)
Nine Months Ended
September 30, 2009 *

Line item in statement of income:
Revenue	$3,039
Cost of service	(17,679)
Research and development	(2,836)
Selling, general and administrative	(2,483)

Total	$(19,959)

*	Since the adoption date of the amended guidance on disclosure about derivative instruments and hedging activities.

An aggregate gain of $8,138, net of taxes, was reclassified from other comprehensive income in the fiscal year ended September 30, 2010. An aggregate loss of $19,614, net of taxes, was reclassified from other comprehensive income in the nine months ended September 30, 2009. The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal year ended September 30, 2010 and for the nine months ended September 30, 2009, was not material.

As of September 30, 2010, amounts related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income totaled $6,002 which will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. Gains from cash flow hedges recognized in other comprehensive income during the fiscal year ended September 30, 2010 were $(990), or $(1,204), net of taxes.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The activity related to the changes in net unrealized gains on cash flow hedges, net of tax, is as follows:

Net unrealized gains on cash flow hedges, net of tax, as of October 1, 2009	$12,936
Changes associated with hedging transactions, net of tax $(214)	1,204
Reclassification into earnings, net of tax $(1,323)	(8,138)

Net unrealized gains on cash flow hedges, net of tax, as of September 30, 2010	$6,002

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense.

These instruments are generally short-term in nature, with typical maturities of less than one year, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statement of income for the fiscal year ended September 30, 2010, which partially offset the foreign currency impact from the underlying exposure, is summarized as follows:

Gains (Losses)
Recognized in Income
Fiscal Year Ended
September 30, 2010

Line item in statement of income:
Revenue	$(2,461)
Cost of service	1,464
Research and development	280
Selling general and administrative	339
Interest and other (expense) income, net	(1,613)
Income taxes	(489)

Total	$(2,480)

The effect of the Company’s non-designated as hedging instruments in the consolidated statement of income for the nine months ended September 30, 2009, which partially offset the foreign currency impact from the underlying exposure, is summarized as follows:

Gains (Losses)
Recognized in Income
Nine Months Ended
September 30, 2009*

Line item in statement of income:
Revenue	$(4,395)
Cost of service	1,425
Research and development	(1,204)
Selling general and administrative	920
Interest and other (expense) income, net	(10,761)
Income taxes	(496)

Total	$(14,511)

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

*	Since the adoption date of the amended guidance on disclosure about derivative instruments and hedging activities.

Note 7 —	Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of September 30,
	2010	2009

Accounts receivable — billed	$529,182	$443,094
Accounts receivable — unbilled(1)	62,246	21,749
Less — allowances	(11,428)	(9,878)

Accounts receivable, net	$580,000	$454,965

(1)	The increase in accounts receivable unbilled in the fiscal year ended September 30, 2010 was primarily attributable to timing differences between delivery and invoicing milestones in projects.

Note 8 —	Equipment and Leasehold Improvements, Net

Components of equipment and leasehold improvements, net are:

	As of September 30,
	2010	2009

Computer equipment	$777,135	$725,398
Leasehold improvements	157,268	145,539
Furniture, fixtures and other	55,129	53,179

	989,532	924,116
Less accumulated depreciation	(731,259)	(644,457)

	$258,273	$279,659

Total depreciation expense on equipment and leasehold improvements for fiscal years 2010, 2009 and 2008, was $111,966, $110,365 and $103,740, respectively.

Note 9 —	Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of October 1, 2008	$1,526,371
Goodwill resulting from immaterial acquisitions	16,534
Decrease in goodwill as a result of release of valuation allowances on deferred tax assets	(3,481)

As of September 30, 2009	1,539,424
Goodwill resulting from immaterial acquisitions	151,434
Decrease in goodwill as a result of divestiture of a subsidiary(1)	(53,442)

As of September 30, 2010	$1,637,416

(1)	Please see Note 17 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table presents the amortization expense of the Company’s purchased intangible assets, included in each financial statement caption reported in the consolidated statements of income:

	Year Ended September 30,
	2010	2009	2008

Cost of service	$1,533	$1,820	$849
Amortization of purchased intangible assets and other	82,441	85,153	86,687

Total	$83,974	$86,973	$87,536

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company used its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill as of the fiscal 2010 annual impairment test date.

The following table presents details of the Company’s total purchased intangible assets:

	Estimated
	Useful Life		Accumulated
	(in years)	Gross	Amortization	Net

September 30, 2010
Core technology	4-8	$364,057	$(272,798)	$91,259
Customer arrangements	6-15	304,308	(189,062)	115,246
Intellectual property rights and purchased computer software	3-10	51,996	(51,996)	—
Other	2-10	20,753	(8,496)	12,257

Total		$741,114	$(522,352)	$218,762

September 30, 2009
Core technology	3-7	$317,952	$(225,328)	$92,624
Customer arrangements	6-15	281,254	(158,704)	122,550
Intellectual property rights and purchased computer software	3-10	51,996	(51,996)	—
Other	2-10	18,546	(6,383)	12,163

Total		$669,748	$(442,411)	$227,337

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The estimated future amortization expense of purchased intangible assets as of September 30, 2010 is as follows:

Amount

Fiscal year:
2011	$65,795
2012	41,361
2013	28,759
2014	21,308
2015	17,199
Thereafter	44,340

Total	$218,762

Note 10 —	Other Noncurrent Assets

Other noncurrent assets consist of the following:

	As of September 30,
	2010	2009

Funded employee benefit costs(1)	$131,274	$112,300
Deferred costs(2)	109,698	92,129
Long term accounts receivable-unbilled	43,018	38,600
Other	37,961	28,748

	$321,951	$271,777

(1)	Please see Note 19 to the consolidated financial statements.

(2)	Please see Note 2 to the consolidated financial statements.

Note 11 —	Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2010	2009	2008

Current	$60,529	$21,361	$36,341
Deferred	(19,137)	18,617	2,304

	$41,392	$39,978	$38,645

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Deferred income taxes are comprised of the following components:

	As of September 30,
	2010	2009

Deferred tax assets:
Deferred revenue	$37,304	$21,499
Accrued employee costs	48,746	43,772
Intangible assets, computer software and intellectual property	21,184	24,691
Net operating loss carryforwards	144,830	124,045
Other	81,416	77,588

Total deferred tax assets	333,480	291,595
Valuation allowances(1)	(106,743)	(82,780)

Total deferred tax assets, net	226,737	208,815

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(37,521)	(42,595)
Intangible assets, computer software and intellectual property	(111,423)	(96,747)
Managed services costs	(13,898)	(16,339)
Other	(18,819)	(17,751)

Total deferred tax liabilities	(181,661)	(173,432)

Net deferred tax assets	$45,076	$35,383

(1)	Subsequent releases of the valuation allowance will be recognized through earnings.

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2010	2009	2008

Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes	11	11	9

Effective income tax rate	11%	11%	9%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

During fiscal 2010, the net increase in valuation allowances was $23,963, which related to the uncertainty of realizing tax benefits primarily for net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. Of the increase, $10,541 was charged to other accounts, primarily goodwill, with the remainder recorded to earnings. As of September 30, 2010, the Company had net operating loss carryforwards of $520,098, of which $159,682 have expiration dates through 2029 and the remainder do not expire.

During fiscal 2009, the net increase in valuation allowances was $6,299, which related to the uncertainty of realizing tax benefits primarily for net capital and operating loss carryforwards related to certain of the Company’s subsidiaries and was recorded primarily to income tax expense. The Company released $3,481 of the valuation allowance in connection with fiscal 2006 and 2008 acquisitions. Prior to the adoption of the new business combination authoritative guidance on October 1, 2009, realization of the valuation allowances associated with business combinations was recorded as an adjustment of goodwill and amounts not associated with business combinations were recognized as part of income tax expense.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2010	2009

Balance at beginning of fiscal year	$103,304	$85,772
Additions based on tax positions related to the current year	19,883	16,285
Additions for tax positions of prior years(1)	19,832	3,918
Settlements with tax authorities	(20,703)	—
Lapse of statute of limitations	(3,654)	(2,671)

Balance at end of fiscal year	$118,662	$103,304

(1)	Primarily relates to immaterial acquisitions in fiscal 2010.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $118,662 as of September 30, 2010, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2010, the Company has accrued $15,570 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $880 was recognized in the statement of income in fiscal 2010. As of September 30, 2009, the Company has accrued $16,038 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $2,041 was recognized in the statement of income in fiscal 2009.

The Company is currently under audit in several jurisdictions for the tax years 2005 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

Within the next 12 months the Company believes that the amount of unrecognized tax benefits will increase in the ordinary course of business. In addition it is reasonably possible that the amount of unrecognized tax benefits will decrease by $8,545 as a result of expected resolutions of tax audits and lapse of statute of limitations in jurisdictions in which the Company operates.

Note 12 —	Repurchase of Shares

In April 2010, the Company’s board of directors authorized a share repurchase plan allowing the repurchase of up to $700,000 of its outstanding ordinary shares over the following 12 months. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. In fiscal 2010, the Company repurchased 13,695 ordinary shares at an average price of $28.41 per share (excluding broker and transaction fees). As of September 30, 2010, the Company had remaining authority to repurchase up to $310,984 of its outstanding ordinary shares. In the first quarter of fiscal 2011 (through December 3, 2010), the Company repurchased approximately 2,930.1 ordinary shares at an average price of $27.57 per share (excluding broker and transaction fees).

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

In November 2007, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depending on the circumstances of any advance and is based on the Company’s credit ratings. As of September 30, 2010, the Company was in compliance with the financial covenants under the revolving credit facility. During the first half of fiscal 2009, the Company borrowed an aggregate of $450,000 under the facility at an average interest rate equal to LIBOR plus 40 basis points and used the proceeds to acquire its outstanding notes as described in Note 14 to the consolidated financial statements. During the second half of fiscal 2009, the Company repaid all of the $450,000 outstanding under its credit facility. In September 2010, the Company borrowed an aggregate of $200,000 under the facility and repaid it in October 2010.

As of September 30, 2010, the Company had outstanding letters of credit and bank guarantees of $62,229. These were supported by a combination of the credit facilities and restricted cash balances that the Company maintains with various banks. In addition, as of September 30, 2010, the Company had outstanding obligations of $705 in connection with leasing arrangements.

Note 14 —	Convertible Notes

In 2004, the Company issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due 2024 (the “0.50% Notes”). The Company is obligated to pay interest on the 0.50% Notes semi-annually on March 15 and September 15 of each year. The 0.50% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company. The 0.50% Notes are convertible, at the option of the holders at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 23.1911 shares per one thousand dollars principal amount, representing a conversion price of approximately $43.12 per share, as follows: (i) during any fiscal quarter commencing after March 31, 2004, and only during that quarter if the closing sale price of the Company’s ordinary shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the proceeding fiscal quarter (initially 130% of $43.12 or $56.06); (ii) upon the occurrence of specified credit rating events with respect to the notes; (iii) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of the Company’s ordinary shares and the conversion rate; provided, however, holders may not convert their notes (in reliance on this subsection) if on any trading day during such measurement period the closing sale price of the Company’s ordinary shares was between 100% and 130% of the then current conversion price of the notes (initially, between $43.12 and $56.06); (iv) if the notes have been called for redemption; or (v) upon the occurrence of specified corporate events.

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

During fiscal 2009, using proceeds from the Company’s revolving credit facility, the Company purchased $448,980 aggregate principal amount of its 0.50% convertible notes at an average price of 99.5% of the principal amount, excluding accrued interest and transaction fees. As of September 30, 2010, $1,020 aggregate principal amount of the notes, presented under other noncurrent liabilities, remained outstanding, due 2024, in accordance with their terms.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 15 —	Noncurrent Liabilities and Other

Noncurrent liabilities and other consist of the following:

	As of September 30,
	2010	2009

Accrued employees costs(1)	$170,780	$152,994
Noncurrent deferred revenue	75,826	53,611
Accrued pension liability(2)	15,173	9,540
Other	11,575	15,242

	$273,354	$231,387

(1)	Primarily severance pay liability in accordance with Israeli law. Please see Note 19 to the consolidated financial statements.

(2)	Primarily relates to funded status of non-contributory defined benefit plans. Please see Note 19 to the consolidated financial statements.

Note 16 —	Interest and other (expense) income, net

Interest and other (expense) income, net consists of the following:

	Year Ended September 30,
	2010	2009	2008

Interest income	$7,670	$16,371	$42,839
Interest expense	(3,135)	(7,865)	(7,529)
Gain from repurchase of 0.5% Notes(1)	—	2,185	—
Foreign exchange loss	(5,551)	(5,713)	(18,856)
Loss from divestiture of a subsidiary(2)	(23,399)	—	—
Other, net	(720)	(6,143)	(4,499)

	$(25,135)	$(1,165)	$11,955

(1)	See Note 14 to the consolidated financial statements.

(2)	See Note 17 to the consolidated financial statements.

Note 17 —	Divestiture of a Subsidiary

In April 2010, the Company divested an 81% majority stake in Longshine Information Technology Company Ltd., its Chinese subsidiary acquired in 2005, to a newly formed and locally-managed entity, Longshine Technology Holding, Ltd. for approximately $26,730. The Company divested its stake after the market dynamics in China did not evolve as it had anticipated and the Company believed the divestiture would enable it to better focus its efforts on service provider opportunities in China with the Company’s CES 8 portfolio. The Company retains a minority interest in Longshine which is recorded under other noncurrent assets using the cost method. In connection with the divestiture, during fiscal 2010, the Company recorded a loss of $23,399. The loss has been reflected in interest and other (expense) income, net.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 18 —	Contingencies

Commitments

The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments based on the Company’s contractual obligations as of September 30, 2010 are as follows:

For the Years Ended September 30,

2011	$45,033
2012	20,923
2013	15,725
2014	8,312
Thereafter	4,262

$94,255

Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $4,236, $3,226, $1,813 and $461 for the years ended September 30, 2011, 2012, 2013 and 2014, respectively.

Rent expense net of sublease income, including accruals for future lease losses, was approximately $40,560, $43,726 and $39,572 for fiscal 2010, 2009 and 2008, respectively.

The Company leases vehicles under operating leases. Future minimum non-cancelable lease payments required after October 1, 2010 are as follows:

For the Years Ended September 30,

2011	$17,005
2012	3,466
2013	438

$20,909

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

Guarantor’s Accounting and Disclosure Requirements for Guarantees

The Company generally offers its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2010, 2009 and 2008.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 19 —	Employee Benefits

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included as accrued employee costs in other noncurrent liabilities, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. These severance expenses were $19,570, $14,616 and $26,085 for fiscal 2010, 2009 and 2008, respectively.

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal 2010, 2009 and 2008 under such plans were not material compared to total operating expenses.

The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post employment benefits for certain employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees, discount rate, inflation and expected health care costs. The Company recognized the funded status of such plans in the balance sheet.

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

The pension and other benefits costs related to the non-contributory defined benefit plans were immaterial in fiscal 2010, 2009 and 2008.

Note 20 —	Stock Option and Incentive Plan

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the years ended September 30, 2010, 2009 and 2008:

	Number of
	Share	Weighted Average
	Options	Exercise Price

Outstanding as of October 1, 2007	20,456.5	$31.62
Granted	5,631.1	33.05
Exercised	(2,051.7)	18.31
Forfeited	(1,648.2)	35.85

Outstanding as of September 30, 2008	22,387.7	32.89
Granted	3,658.1	18.70
Exercised	(1,289.4)	21.63
Forfeited	(3,435.0)	34.20

Outstanding as of September 30, 2009	21,321.4	30.93
Granted	4,735.2	27.71
Exercised	(1,096.6)	21.55
Forfeited	(2,761.8)	40.64

Outstanding as of September 30, 2010	22,198.2	$29.50

Exercisable on September 30, 2010(1)	13,299.7	$31.32

(1)	At September 30, 2010, the weighted average remaining contractual life of exercisable options was 4.50 years.

The following table summarizes information relating to awards of restricted shares, as well as changes during the years ended September 30, 2010, 2009 and 2008:

		Weighted Average
	Number of	Grant Date Fair
	Shares	Value

Outstanding as of October 1, 2007	955.1	$34.50
Granted	611.1	32.53
Vested	(321.5)	32.81
Forfeited	(139.6)	35.45

Outstanding as of September 30, 2008	1,105.1	33.78
Granted	583.2	18.42
Vested	(315.7)	33.43
Forfeited	(247.9)	34.80

Outstanding as of September 30, 2009	1,124.7	25.69
Granted	650.2	27.43
Vested	(445.4)	26.83
Forfeited	(78.0)	26.95

Outstanding as of September 30, 2010	1,251.5	$26.11

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The total intrinsic value of options exercised and the value of restricted shares vested during fiscal 2010 was $8,262 and $12,105, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2010 was $57,138 and $27,687, respectively.

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for fiscal 2010, 2009 and 2008 was $3,677, $5,660 and $5,903, respectively.

As of September 30, 2010, there was $39,713 of unrecognized compensation expense related to nonvested stock options and nonvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

The following table summarizes information about stock options outstanding as of September 30, 2010:

Outstanding				Exercisable
		Weighted Average
		Remaining
		Contractual	Weighted		Weighted
	Number	Life	Average	Number	Average
Exercise Price	Outstanding	(in Years)	Exercise Price	Exercisable	Exercise Price

$ 0.38 — 4.76	47.8	4.31	$2.09	47.8	$2.09
6.40 — 16.75	321.4	2.48	11.18	312.4	11.02
16.92 — 19.78	1,791.5	8.12	17.46	447.6	17.74
19.94 — 22.38	2,204.5	6.09	20.89	1,260.7	21.55
22.43 — 26.65	2,918.8	6.93	25.41	1,695.5	25.20
26.68 — 28.59	3,688.7	7.95	27.70	1,130.8	27.62
28.60 — 32.12	3,668.1	3.83	30.77	3,000.5	30.97
32.15 — 33.16	3,001.4	7.19	33.05	1,843.3	33.05
33.74 — 35.45	2,344.1	6.62	34.96	1,442.1	34.85
35.87 — 47.90	1,594.8	3.24	41.03	1,501.9	41.23
52.75 — 78.31	617.1	0.31	61.46	617.1	61.46

Employee equity-based compensation pre-tax expense for the years ended September 30, 2010, 2009 and 2008 was as follows:

	Year Ended September 30,
	2010	2009	2008

Cost of service	$20,061	$21,733	$23,547
Research and development	4,218	4,249	4,714
Selling, general and administrative	20,176	16,929	29,229

Total	$44,455	$42,911	$57,490

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2010	2009	2008

Risk-free interest rate(1)	1.98%	1.94%	3.23%
Expected life of stock options(2)	4.32	4.46	4.32
Expected volatility(3)	31.5%	47.9%	33.3%
Expected dividend yield(4)	None	None	None
Fair value per option	$7.66	$7.54	$10.45

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.

(2)	Expected life of stock options is based upon historical experience.

(3)	Expected volatility is based on blended volatility. Please see Note 2 to the consolidated financial statements.

(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Note 21 —	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2010	2009(1)	2008(1)

Numerator:
Numerator for basic earnings per share	$343,906	$326,176	$378,906
Effect of assumed conversion of 0.50% convertible notes	—	1,486	3,940

Numerator for diluted earnings per share	$343,906	$327,662	$382,846

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	202,584	204,023	207,639
Effect of assumed conversion of 0.50% convertible notes	24	3,948	10,436
Effect of dilutive stock options granted	1,468	379	2,200

Denominator for dilutive earnings per share — adjusted weighted average shares and assumed conversions	204,076	208,350	220,275

Basic earnings per share	$1.70	$1.60	$1.82

Diluted earnings per share	$1.69	$1.57	$1.74

(1)	The basic and diluted weighted average number of shares outstanding for the fiscal years ended September 30, 2009 and 2008 have been retroactively adjusted to reflect the adoption of new earnings per share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced basic and diluted earnings per share for the fiscal year ended September 30, 2009 and basic earnings per share for the fiscal year ended September 30, 2008 by $0.01.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

For the fiscal years ended September 30, 2010, 2009 and 2008, 16,201, 20,623 and 13,429 shares, respectively were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

Note 22 —	Segment Information and Sales to Significant Customers

The Company and its subsidiaries operate in one operating segment, providing software products and services for the communications, media and entertainment industry.

Geographic Information

The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

	Year Ended September 30,
	2010	2009	2008

Revenue
United States	$1,847,351	$1,754,309	$1,762,210
Canada	404,658	400,264	405,569
Europe	353,239	394,263	548,027
Rest of the world	378,975	313,771	446,290

Total	$2,984,223	$2,862,607	$3,162,096

	As of September 30,
	2010	2009	2008

Long-lived Assets(1)
United States	$110,245	$138,520	$153,739
Israel	40,717	43,978	56,130
India	36,322	32,578	39,208
Europe	35,353	35,366	33,165
Rest of the world	35,636	29,217	34,839

Total	$258,273	$279,659	$317,081

(1)	Includes equipment and leasehold improvements.

Revenue and Customer Information

Customer experience systems includes the following offerings: revenue management (convergent charging and billing, mediation, and partner settlements), customer management (customer care, and sales and ordering), service and resource management (OSS) (network planning, service fulfillment, service assurance, inventory and discovery and service management), service delivery (convergent service platform, digital services, and convergent applications), and portfolio enablers. Customer experience systems also includes a comprehensive line of services such as consulting, delivery and managed services, system implementation, integration, modification, consolidation, modernization and ongoing support, enhancement and maintenance. Directory includes comprehensive set of products and services for directory publishers.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

	Year Ended September 30,
	2010	2009	2008

Customer experience systems	$2,775,271	$2,685,460	$2,894,335
Directory	208,952	177,147	267,761

Total	$2,984,223	$2,862,607	$3,162,096

Sales to Significant Customers

The following table summarizes the percentage of sales to significant customer groups (when they amount to 10 percent or more of total revenue for the year).

	Year Ended September 30,
	2010	2009	2008

Customer 1	29%	33%	28%
Customer 2	12	10	12
Customer 3	10	10	10

Note 23 —	Operational Efficiency and Cost Reduction Programs

In accordance with authoritative guidance for employers’ accounting for post employment benefits and accounting for costs associated with exit or disposal activities, the Company recognized a total of $0, $15,140 and $12,116 in restructuring charges in fiscal 2010, 2009 and 2008, respectively.

In the three months ended December 31, 2008, the Company commenced a series of measures designed to align its operational structure to its expected future activities and to improve efficiency. As part of this plan, the Company recorded a charge of $14,187 consisting primarily of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world. The majority of the payments for the separation of employees were made in fiscal 2009. Remaining amounts were paid in fiscal 2010.

In the quarter ended September 30, 2008, the Company commenced a series of measures designed to improve efficiency and align its operational structure to its expected future activities. As part of this plan, the Company recorded in the quarters ended September 30, 2008 and December 31, 2008 a charge of $12,116 and $953, respectively, consisting of employee separation costs in connection with the termination of the employment of software and information technology specialists and administrative professionals at various locations around the world. The majority of the payments for the separation of employees were made in fiscal 2009 and 2008. Remaining amounts were paid in fiscal 2010.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 24 —	Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,

2010
Revenue	$762,194	$753,249	$743,969	$724,811
Operating income	102,888	105,269	103,127	99,149
Net income	94,738	92,265	68,550	88,353
Basic earnings per share	0.49	0.45	0.33	0.43
Diluted earnings per share	0.48	0.45	0.33	0.43
2009(1)
Revenue	$707,419	$690,265	$711,084	$753,839
Operating income	96,845	93,246	95,959	81,269
Net income	85,751	85,548	80,630	74,247
Basic earnings per share	0.42	0.42	0.40	0.36
Diluted earnings per share	0.42	0.42	0.39	0.35

(1)	The basic and diluted weighted average number of shares outstanding for the quarters ended within fiscal 2009 have been retroactively adjusted to reflect the adoption of new earnings per share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced basic earnings per share for the first quarter of fiscal year 2009 by $0.01.

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

			Valuation Allowances
			on Net
	Accounts Receivable		Deferred Tax
	Allowances		Assets

Balance as of September 30, 2007	$27,416		$33,251
Charged to costs and expenses	97		24,479	(1)
Charged to revenue	1,962		—
Charged to other accounts	7,607		26,208	(2)
Deductions	(2,518)		(7,457	)(3)

Balance as of September 30, 2008	34,564		76,481
Charged to costs and expenses	1,436		22,756	(4)
Charged to revenue	3,768		—
Charged to other accounts	3,397	(5)	—
Deductions	(33,287	)(7)	(16,457	)(6)

Balance as of September 30, 2009	9,878		82,780
Charged to costs and expenses	2,710		18,344	(8)
Charged to revenue	1,329		—
Charged to other accounts	1,503	(10)	15,601	(9)
Deductions	(3,992)		(9,982	)(11)

Balance as of September 30, 2010	$11,428		$106,743

(1)	Valuation allowances on deferred tax assets incurred during fiscal 2008.

(2)	Includes valuation allowances on deferred tax assets incurred primarily in connection with a 2006 acquisition.

(3)	Deductions in the valuation allowances on net deferred tax assets were released to earnings.

(4)	Valuation allowances on deferred tax assets incurred during fiscal 2009.

(5)	Acquired as part of a 2009 small acquisition.

(6)	$3,481 of valuation allowances on deferred tax assets incurred primarily in connection with 2006 and 2008 acquisitions was released through goodwill, $7,172 of valuation allowances on deferred tax assets was written off against the related deferred tax assets, the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(7)	Primarily attributable to a settlement with a customer in which the allowances were written off against the related accounts receivable.

(8)	Valuation allowances on deferred tax assets incurred during fiscal 2010.

(9)	Includes valuation allowances on deferred tax assets incurred in connection with 2010 small acquisitions.

(10)	Acquired as part of 2010 small acquisitions

(11)	$5,060 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.