Form 20-F/A
period 2010-09-30
AMDOCS LTD
filed 2010-12-09
CIK 1062579

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
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

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended September 30, 2010, as originally filed with the Securities and Exchange Commission on December 7, 2010, is to furnish Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T.

Exhibit 101 provides the following financial information from our Annual Report on Form 20-F for the fiscal year ended September 30, 2010, formatted in eXtensible Business Reporting Language:

(i) Consolidated Balance Sheets as of September 30, 2010 and 2009;

(ii) Consolidated Statements of Income for the fiscal years ended September 30, 2010, 2009 and 2008;

(iii) Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended September 30, 2010, 2009 and 2008;

(iv) Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2010, 2009 and 2008; and

(v) Notes to Consolidated Financial Statements.

No other changes have been made to the original Annual Report on Form 20-F. This Amendment No. 1 to our Annual Report on Form 20-F speaks as of the original filing date and has not been updated to reflect events occurring subsequent to the original filing date.

Pursuant to Rule 406T of Regulation S-T, the interactive data files comprising Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

PART III

ITEM 19.	EXHIBITS

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Amdocs Limited

/s/
Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary
Authorized U.S. Representative

Date: December 9, 2010

EXHIBIT INDEX

Exhibit
No.		Description

1.1		Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibits 99.1 to Amdocs’ Form 6-K filed January 26, 2009)
1	.2*	Amended and Restated Articles of Incorporation of Amdocs Limited
2	.a.1	Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of New York, as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K, filed March 5, 2004)
2	.a.2	Registration Rights Agreement, dated March 5, 2004, among Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Form 6-K, filed March 5, 2004)
4	.b.1	Further Amended and Restated Information Technology Services Agreement, dated September 1, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 3, 2007)
4	.b.2	Master Agreement for Software and Services between Amdocs, Inc. and SBC Operations, Inc., effective July 7, 1998 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 10.13 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-1, dated May 21, 1999, Registration No. 333-75151)
4	.b.3	Software Master Agreement between Amdocs Software Systems Limited and SBC Services, Inc., effective December 10, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.2 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4	.b.4	Agreement between Amdocs, Inc. and SBC Services, Inc. for Software and Professional Services, effective August 7, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4	.b.5	Amended and Restated Customer Care and Billing Services Agreement, dated as of July 1, 2006, between Sprint/United Management Company and Amdocs Software Systems Limited (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K dated December 13, 2006)
4	.b.6	Agreement Amending the Further Amended and Restated Master Outsourcing Agreement and Master License and Services Agreement, dated as of October 5, 2006, between Bell Canada and Amdocs Canadian Managed Services Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 13, 2006)
4	.b.7	Further Amended and Restated Information Technology Services Agreement, dated as of December 31, 2009, by and between AT&T Services, Inc. and Amdocs Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated November 1, 2010)
4	.b.8	Credit Agreement, dated as of November 27, 2007, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 4.B.9 to Amdocs’ Annual Report on Form 20-F filed December 3, 2007)
4	.c.1	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Annual Report on Form 20-F filed December 13, 2006)

Exhibit
No.		Description

8*		Subsidiaries of Amdocs Limited
12	.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
12	.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
13	.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
13	.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
14	.1*	Consent of Ernst & Young LLP
101**		The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the fiscal year ended September 30, 2010, filed with the SEC on December 7, 2010, formatted in eXtensible Business Reporting Language (XBRL):(i) Consolidated Balance Sheets as of September 30, 2010 and 2009, (ii) Consolidated Statements of Income for the fiscal years ended September 30, 2010, 2009 and 2008, (iii) Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended September 30, 2010, 2009 and 2008, (iv) the Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2010, 2009 and 2008, and (iv) Notes to Consolidated Financial Statements

*	Previously filed.

**	Submitted electronically herewith.