Form 20-F
period 2011-09-30
AMDOCS LTD
filed 2011-12-08
CIK 1062579

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2011
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

Ordinary Shares, par value £0.01	174,691,685(1)
(Title of class)	(Number of shares)

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

(1)	Net of 72,948,182 shares held in treasury. Does not include (a) 20,445,645 ordinary shares reserved for issuance upon exercise of stock options granted under our stock option plan or by companies we have acquired, and (b) 23,655 ordinary shares reserved for issuance upon conversion of outstanding convertible debt securities.

AMDOCS LIMITED

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2011

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

We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including, without limitation, each of the following: Amdocstm, Bridgewater Systemstm, ChangingWorldstm, Clarifytm, Cramertm, CEStm, Collabrenttm, DST Innovistm Ensembletm, Enablertm, Intelecabletm, Intentional Customer Experiencetm, JacobsRimelltm, jNetXtm, MX Telecomtm, OpenMarkettm, Qpasstm, SigValuetm, Streamezzotm, Stibo Graphic Softwaretm and Xaccttm.

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

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP, and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2011 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2011	2010	2009(1)	2008(1)	2007(1)
		(In thousands, except per share data)

Statement of Operations Data:
Revenue	$3,177,728	$2,984,223	$2,862,607	$3,162,096	$2,836,173
Operating income	404,364	410,433	367,319	405,596	357,433
Net income	346,665	343,906	326,176	378,906	364,937
Basic earnings per share	1.87	1.70	1.60	1.82	1.75
Diluted earnings per share	1.86	1.69	1.57	1.74	1.65
Dividends declared per share	—	—	—	—	—

	2011	2010	2009	2008	2007
			(In thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$1,173,470	$1,433,299	$1,173,041	$1,244,378	$1,179,280
Total assets	4,636,572	4,820,604	4,328,417	4,579,063	4,345,350
Long-term obligations
Convertible Senior Notes(2)	1,020	1,020	1,020	450,000	450,000
Long-term portion of capital lease obligations	457	353	510	356	—
Shareholders’ equity	3,023,301	3,229,380	3,213,053	2,805,191	2,600,243

(1)	The basic and diluted weighted average number of shares outstanding for the fiscal years ended September 30, 2009, 2008 and 2007 have been retroactively adjusted to reflect the adoption of new earnings per share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced basic and/or diluted earnings per share for the fiscal years ended September 30, 2009, 2008 and 2007 by up to $0.01.

(2)	During fiscal 2009, using proceeds from our revolving credit facility, we purchased $449.0 million aggregate principal amount of our 0.50% convertible notes at an average price of 99.5% of the principal amount, excluding accrued interest and transaction fees. As of September 30, 2011, $1.02 million principal amount of the notes remain outstanding, due in 2024, in accordance with their terms.

			Additional
	Ordinary Shares		Paid-In
	Shares	Amount	Capital	Treasury Stock
			(In thousands)

Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2007	209,762	$3,850	$2,168,234	$(652,229)
Employee stock options exercised	2,052	41	37,527	—
Tax benefit of stock options exercised/cancelled	—	—	1,549	—
Repurchase of shares	(8,370)	—	—	(255,051)
Issuance of restricted stock, net of forfeitures	472	9	—	—
Equity-based compensation expense related to employees	—	—	57,490	—

Balance as of September 30, 2008	203,916	3,900	2,264,800	(907,280)
Employee stock options exercised	1,289	23	27,863	—
Tax benefit of stock options exercised/cancelled	—	—	(1,484)	—
Repurchase of shares	(468)	—	—	(12,594)
Issuance of restricted stock, net of forfeitures	342	7	—	—
Equity-based compensation expense related to employees	—	—	42,911	—

Balance as of September 30, 2009	205,079	3,930	2,334,090	(919,874)
Employee stock options exercised	1,097	17	23,618	—
Repurchase of shares	(13,695)	—	—	(389,287)
Issuance of restricted stock, net of forfeitures	568	9	—	—
Equity-based compensation expense related to employees	—	—	44,455	—

Balance as of September 30, 2010	193,049	$3,956	$2,402,163	$(1,309,161)

Employee stock options exercised	2,590	42	56,417	—
Repurchase of shares(1)	(21,866)	—	—	(624,241)
Issuance of restricted stock, net of forfeitures	919	15	—	—
Equity-based compensation expense related to employees	—	—	36,631	—

Balance as of September 30, 2011	174,692	$4,013	$2,495,211	$(1,933,402)

(1)	In April 2010, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. In February 2011, our board of directors adopted an additional share repurchase plan authorizing the repurchase of up to $1 billion of our outstanding ordinary shares over the following 24 months. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In April 2011, we completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and started executing repurchases under the February 2011 plan. In fiscal 2011, we repurchased 21.9 million ordinary shares at an average price of $28.53 per share (excluding broker and transaction fees). As of September 30, 2011, we had remaining authority to repurchase up to $687.1 million of our outstanding ordinary shares.

Risk Factors

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. The recent worldwide recession has had, and the European debt crisis and the continuing uncertainty as to economic recovery may have, adverse consequences for our customers and our business.

Downturns in the business climate for communications companies have in the past resulted in slowed customer buying decisions and price pressures that adversely affected our ability to generate revenue. Adverse market conditions may have a negative impact on our business by decreasing our new customer engagements and the size of initial spending commitments under those engagements, as well as decreasing the level of discretionary spending by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions arise in the future, our business may be harmed.

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

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 29% of our revenue in fiscal 2011 and 2010. In fiscal 2011, our two next largest customers were Bell Canada and Sprint Nextel, and certain of their subsidiaries, each of which accounted for approximately 10% or more of our revenue in fiscal 2011. Revenue from Bell Canada will be negatively affected by a scheduled price reduction under our contract with Bell Canada to be effective in fiscal 2012. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 73% of our revenue in fiscal 2011 and 75% of our revenue in fiscal 2010. The loss of any significant customer or a significant decrease in business from any such customer could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions.

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

It is a part of our business strategy to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. Since 1999, we have completed numerous acquisitions, which, among other things, have expanded our business into customer management and billing solutions for broadband media cable and satellite companies, as well as digital commerce software and solutions, enhanced our offerings in the operational support systems, or OSS, market, extended our presence into the network policy management market, and enabled us to provide integrated billing and customer care systems in high-growth emerging markets. In the future, we may acquire other companies that we believe will advance our business strategy. We cannot assure you that suitable future acquisition candidates can be found, that acquisitions can be consummated on favorable terms or that we will be able to complete otherwise favorable acquisitions because of antitrust or other regulatory concerns.

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

We have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue. Fluctuations may result from many factors, including:

•	the size, timing and pace of progress of significant customer projects and license and service fees,

•	delays in or cancellations of significant projects by customers,

•	changes in operating expenses,

•	increased competition,

•	changes in our strategy,

•	personnel changes,

•	foreign currency exchange rate fluctuations,

•	penetration of new markets, and

•	general economic and political conditions.

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

Restructurings and cost reduction measures that we have implemented, from time to time, have reduced the size of our operations and workforce. Reductions in personnel can result in significant severance, administrative and legal expenses and may also adversely affect or delay various sales, marketing and product development programs and activities. These cost reduction measures have included, and may in the future include, employee separation costs and consolidating and/or relocating certain of our operations to different geographic locations. We accrued restructuring charges totaling $27.3 million in fiscal 2008 and 2009.

Acquisitions and organic growth have, from time to time, increased our headcount. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, which we may have difficulties doing successfully.

Volatility and turmoil in the world’s capital markets may adversely affect our investment portfolio and other financial assets.

Our cash, cash equivalents and short-term interest-bearing investments totaled $923 million, net of short-term debts, as of September 30, 2011. Our policy is to retain sufficient cash balances in order to support our growth. Our short-term investments consist primarily of money market funds, U.S. government treasuries, corporate bonds, government guaranteed debt and U.S. agency securities. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets. Continuing adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

We are affected by risks associated with conducting business internationally. We maintain development facilities in Brazil, Cyprus, India, Ireland, Israel and the United States, and have operations in North America, Europe, Latin America and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer bases and to expand into international markets, including emerging markets, such as those in Latin America, the Commonwealth of Independent States, India and Southeast Asia. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

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

One or more of these factors could have a material adverse effect on our international operations, which could harm our results of operations and financial condition. For example, in 2005, as part of our strategic plan to establish a local China presence in order to help penetrate that market, we acquired Longshine Information Technology Company Ltd., or Longshine. Although it had been our plan to fully integrate Longshine into our operations, our expansion there met with a number of business challenges, and we did not do so. In 2010, we realigned our strategy in China by divesting a majority stake in Longshine, and now retain a minority interest in that company.

As we continue to develop our business in emerging markets, we face increasing challenges that could adversely impact our results of operations, reputation and business.

As we continue to expand our business in emerging markets, such as those in Latin America, the Commonwealth of Independent States, India and Southeast Asia, we face challenges related to more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), inadvertent breaches of local laws or regulations and not being able to recruit sufficient personnel with appropriate skills and experience. In addition, local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery regulations to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

For example, during fiscal 2008, we recognized higher than usual foreign exchange losses under interest and other expense, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with the global economic turbulence. Although our foreign exchange losses have been less significant since then as a result of enhanced hedging strategies, we believe that foreign exchange rates may continue to present challenges in future periods.

In addition, a portion of our revenue (approximately 20% to 30% in fiscal 2011) is not incurred in dollars or linked to the dollar, and, therefore, fluctuations in exchange rates between the dollar and the currencies in which such revenue is incurred may have a material effect on our results of operations and financial condition. If more of our customers seek contracts that are denominated in currencies such as the euro and not the dollar, our exposure to fluctuations in currency exchange rates could increase.

Our policy is to hedge significant net exposures in the major foreign currencies in which we operate, and we generally hedge our net currency exposure with respect to expected revenue and operating costs and certain balance sheet items. We do not hedge all of our currency exposure, including for currencies for which the cost of hedging is prohibitively expensive. We cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations.

The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

Political and economic conditions in the Middle East and other countries may adversely affect our business.

Of the development centers we maintain worldwide, our two largest development centers are located in Israel and India. In Israel, the centers are located in three different sites throughout Israel, and approximately 24% of our software and information technology, sales and marketing workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries and the numerous uprisings in North Africa and the Middle East, including in Egypt, Syria and Jordan which border Israel, have introduced additional uncertainty in the region. Recent events in Iran, including reports of its continuing nuclear development program, have further strained relations between Israel and Iran. Continued political or economic uncertainty, or violence, in the region could have a material adverse effect on our business.

Over the past several years there has been a significant deterioration in Israel’s relationship with the Palestinian Authority and a related increase in violence, including recent hostilities related to Lebanon and the Gaza Strip. Efforts to resolve the problem have failed to result in a permanent solution. Continued violence between the Palestinian community and Israel may have a material adverse effect on our business. Further deterioration of relations with the Palestinian Authority or other countries in the Middle East might require more military reserve service by some of our workforce, which may have a material adverse effect on our business.

In recent years, we have expanded our operations internationally, particularly in India and the Commonwealth of Independent States (including Russia). Conducting business in these and other countries involves unique challenges, including political instability, threats of terrorism, the transparency, consistency and effectiveness of business regulation, business corruption, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations. We have development and other facilities at multiple locations in India, and approximately 36% of our software and information technology, sales and marketing workforce is located in India. Terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region.

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

Our ability to serve our customers depends on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, earthquake, terrorism attack, vandalism and similar unexpected adverse events. Despite our efforts to implement network security measures, our systems are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. Although we maintain insurance that we believe is appropriate for our business and industry, such coverage may not be sufficient to compensate for any significant losses that may occur as a result of any of these events.

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

There can be no assurance that our effective tax rate of 12.4% for the year ended September 30, 2011 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate.

We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. For example, through subsidiaries, we operate development centers and a business processing operations center in India. In 2011, the effective corporation tax rate applicable in India on trading activities was 32.4%. Our subsidiaries in India operate under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, our subsidiary in Delhi and a business unit we established in Pune are entitled to considerable corporate income tax reductions for certain of their respective eligible income, which reduce their current applicable tax rate (cash basis) to 20%. Such favorable tax treatment is applied on all income derived from such pre-approved information technology activity, provided the subsidiaries continue to meet the conditions required for such tax benefits. The benefits applicable to our subsidiaries based in Pune expired on March 31, 2011 and the benefits applicable to our Delhi subsidiary and the business unit established in Pune in 2010 are scheduled to phase out over 15 years from the commencement of operations. Proposed changes in Indian tax law may reduce or eliminate the availability of the noted beneficial tax rates for our Indian subsidiaries. Please see “Item 10 — Additional Information — Taxation — Certain Indian Tax Considerations” for more information.

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

The market price of our ordinary shares has fluctuated widely and may continue to do so. From September 30, 2009 to November 30, 2011, our ordinary shares have traded as high as $32.44 and as low as $24.10 per share. As of November 30, 2011, the closing price of our ordinary shares was $28.24 per share. Many factors could cause the market price of our ordinary shares to rise and fall, including:

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

Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in Canada, Cyprus, Hungary, India, Ireland, Israel and the United States.

We have pursued and may continue to pursue acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths. Since fiscal 2000, we have completed numerous acquisitions; our principal acquisitions since fiscal 2006 are summarized below:

Fiscal Year	Acquired Business	Description of Business

2006	Qpass	Software systems for digital commerce
2006	Cramer	Operation support software systems
2007	SigValue	Customer care, billing and service control systems for communications providers in high-growth emerging markets
2008	JacobsRimell	Fulfillment software for the broadband cable industry
2009	ChangingWorlds	Mobile device personalization technology
2010	jNetX	Service delivery platform provider
2010	MX Telecom	Mobile payments and messaging aggregator
2011	Bridgewater Systems	Policy management and network control solutions

Our acquisitions have enabled us to expand our service offerings and our customer base and to enhance our ability to provide managed services solutions to our customers. Through acquisitions, we have also expanded our presence in growing and emerging communications markets, reinforcing our leadership in delivering a comprehensive portfolio of business software applications.

As the result of our organic growth and acquisitions, our software and information technology, sales and marketing workforce has increased since the recent economic downturn from 15,871 as of the end of fiscal 2009 to 18,051 as of the end of fiscal 2010 to 18,361 as of the end of fiscal 2011. In the past, our workforce has fluctuated with changes in business conditions.

Our principal capital expenditures for fiscal 2011, 2010 and 2009 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $98.6 million, $70.6 million and $71.5 million, respectively. We anticipate our principal capital expenditures in fiscal 2012 will be financed internally and will consist of additional computer equipment.

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

We believe the demand for our customer experience systems is driven by the need of service providers to anticipate and respond to consumer demands. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that providers seek to differentiate their offerings by delivering a customer experience that is simple, personal and valuable at every point of service. We refer to this type of customer experience as the “intentional customer experience.” In a global communications industry impacted by a growing number of connected devices and the resulting demand for increased bandwidth, consumers expect immediate and constant connectivity to personalized services, information and applications. We seek to address these market forces through a strategy of innovation from the network and business support systems to the device and end user. We continue to introduce and enhance products and services that deliver organizational and process improvements to bring value to our customers as they — and their markets — grow and change. Our goal is to supply scalable offerings that provide the functionality and flexibility to service providers that facilitate innovation and enable cost-effective execution.

Industry Background

Communications Industry

As economic conditions remain uncertain, we believe that service providers will continue to maintain a strong focus on cost reduction and efficient operations, as seen by a number of transformation projects planned by leading service providers worldwide. The rise of the smartphone and communications and entertainment applications, or “apps,” is already providing unprecedented growth in data demand, while other connected devices such as the iPad, Kindle and the improvement in machine-to-machine (M2M) technologies will only further this growth in what we refer to as the “connected world”. In response to the demand for increased bandwidth, service providers, both wireline and wireless, are investing in their networks and are searching for ways to optimize and monetize their investment.

In recent years, non-traditional service providers and device manufacturers have penetrated the wireless market and are now poised to compete for customer attention in the television market as well. Additionally, social networks such as Facebook and Twitter are becoming widely-accepted alternatives to traditional voice communication. To meet the challenges from new competitors and differentiate themselves, service providers are moving towards a model of converged services, with wireline operators offering Internet Protocol TV services as well as the convergence of fixed-mobile networks. Service providers are also looking to strengthen their standing with enterprise customers as well as exploring new opportunities in the wholesale market and providing M2M services to new vertical market segments, such as the health and automotive industries.

To capture new revenue streams in the connected world, service providers will need the ability to expand within existing and non-traditional business models; they will need to provide customers with a simple and personalized experience across devices, networks, screens and services, and they must continue to build cost-efficient businesses and technical environments that can change quickly and onboard new partners. We believe service providers will place a greater emphasis on modernization and transformation projects for both networks and business support systems as they look for innovative ways to improve operations.

As a result, we believe service providers require customer experience systems that provide the level of integration, flexibility and scalability needed to improve operational efficiency and to differentiate themselves from their competitors in an increasingly crowded marketplace. We believe these factors create significant opportunities for vendors of information technology software products and providers of managed services, such as Amdocs.

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

•	Software Products. In fiscal 2011, we continued to release aspects of our Amdocs CES (Customer Experience Systems) 8 portfolio. We are planning additional releases of Amdocs CES 8 throughout 2012. Amdocs CES 8 provides integration between our post-paid and pre-paid billing, customer relationship management, operational support and ordering applications that are designed to enable our customers to

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

•	Services. Our services include business consulting, systems integration and delivery services, managed services and product services to support the deployment and operations of our products. We combine deep industry knowledge, advanced methodologies, industry best practices and pre-configured tools to deliver consistent results and minimize our customers’ risks.

•	Solution Bundles and Packs. Building on products included in the Amdocs CES 8 portfolio, we offer bundled solutions of products (including those of Amdocs and third parties) and services that address specific business issues, such as subscriber profitability, the identification of consumer segments to be targeted, and system strengths to be enhanced. “Packs” are turnkey versions of our products, designed for fast, lower-cost implementation. We believe that these bundled and packaged offerings provide our customers with timely, cost-effective, relatively low-risk solutions to specific business issues at a consistent level of quality.

•	Experience. We are able to offer our customers superior products and services on a worldwide basis in large part because of our highly qualified and trained technical, sales, marketing, consulting and management personnel. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Leveraging ongoing training and experience, we have developed a field-tested set of business processes, tools and methodologies that we apply to all ongoing product development and service delivery. Based in significant part on the skills and knowledge of our workforce, we believe that we have developed a reputation for reliably delivering quality solutions.

Due to the complex and dynamic nature of our customers’ business needs, the products and services that we provide are typically integrated and designed to work in concert to provide each customer with a complete solution.

Business Strategy

Our goal is to provide products, services and support to the world’s leading service providers as they evolve to remain relevant and competitive in the connected world. We seek to accomplish our goal by pursuing the strategies described below.

•	Continued Focus on the Communications, Media and Entertainment Industry. We focus our primary resources and efforts on providing customer experience systems to service providers in the communications, media and entertainment industry. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive customer experience systems required by the leading wireless, wireline, broadband cable and satellite companies. We consider our longstanding and continuing focus on this industry a competitive advantage.

•	Target Industry Leaders. We intend to continue to direct our marketing efforts primarily toward communications, media and entertainment industry leaders. By targeting such leading service providers, which require the most sophisticated customer experience systems, we believe that we are better able to remain at the forefront of developments in the industry. We derive the substantial majority of our revenues from our customer base of major service providers. We believe that the development of this customer base has helped position us as a market leader, while contributing to the core strength of our business.

•	Continued Expansion into Emerging Markets. We continue to improve our ability to serve the needs of service providers operating in emerging markets. Prepaid subscriber growth remains high and average revenue per user remains relatively low in these markets in comparison to more developed Western markets. At the same time, however, we have started to see a shift in service provider focus as they begin to regard the customer experience as a key competitive differentiator. Our prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus on the customer experience and the spectrum of emerging market service providers requires offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust service, to complete customer experience systems.

•	Provide Customers with a Broad, Deep Portfolio of Integrated Products. We seek to provide our customers with a broad, yet integrated, portfolio of products to help them deliver an intentional customer experience. We provide customer experience systems across the BSS, OSS and network control domains, service delivery platforms and multiple lines of business, including wireline, wireless, broadband cable and satellite services. Integration of our systems is achieved through an open, service-oriented architecture, allowing our products to work well together and with third-party products. This holistic approach serves to support the world’s largest service providers throughout their often international operations. We believe that our ability to provide a broad, deep suite of products helps position us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

•	Leverage Our Managed Services Capabilities. Managed services enable us to assume responsibility for the operation and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our customers receive improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems, so they can focus on their own internal strengths, leaving systems concerns to us. Managed services also benefit us, as they can be a source of predictable revenue and long-term relationships.

•	Leverage Our Consulting Capabilities. We seek to maintain and develop long-term, mutually-beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to their needs. These relationships, which include consulting engagements, can lead to the sale of new licenses and additional services projects. In addition, our consultants’ experience in the field is channeled into our product development process, applying the best practices and business processes we have accumulated over nearly 30 years to enhance the performance of our products and improve the success of future projects for our customers.

•	Maintain and Develop Long-Term Customer Relationships. We find that our most positive, productive customer relationships lead to additional product sales, as well as ongoing, long-term support, system enhancement and maintenance, and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships and the recurring revenue that such relationships produce provide a competitive advantage for us.

Products

Our product offerings consist of an extensive software portfolio that we have developed to provide comprehensive customer experience systems functionality for service providers. Our software systems support the full span of the customer lifecycle: revenue management, customer management, operations support and service delivery. Further, our systems support portfolio enablers which consist of offerings to help service providers make intelligent decisions, manage the product lifecycle and simplify the integration, operation and administration of applications. We also provide solutions for high growth and emerging markets, as well as advertising and media solutions for directory publishers.

Our products focus on:

•	Revenue Management: Products that enable service providers to manage and collect all sources of revenue through any channel, from service consumption to cash-in-hand. Amdocs’ Revenue Management offerings include:

•	Convergent Charging and Billing: facilitates the purchase, consumption and payment for all customer types, services and payment methods, including pre-paid and post-paid, across multiple lines of business.

•	Mediation: enables service providers to address BSS/OSS data processing and event handling needs across all lines of business and to transform raw network data into actionable business information that can be used to authorize events on the network, bill a customer or pay a content provider.

•	Partner Relationship Management: enables end-to-end partner lifecycle management for different aspects of partnership relationships, including interconnect, roaming, wholesale and mobile virtual network operator (MVNO) (a mobile service provider that does not have its own spectrum), content and advertising and dealer management.

•	Compact Convergence: is a real-time converged billing and service delivery solution for small to medium-sized service providers, MVNOs and for mobile virtual network enablers that provide services to MVNOs. This offering features out-of-the-box essential business functionality, such as invoicing and provisioning, customer care, self Web-care and reporting capabilities.

•	Customer Management: Products that transform the way service providers deliver a cost-effective, superior customer experience across all interaction channels and touch points. Amdocs’ Customer Management offerings include:

•	Customer Care: provides a “one-stop shop” solution that delivers a complete view of the customer across all lines of business, enabling customer service representatives to deliver personalized service from a single, intuitive desktop application.

•	Sales and Ordering: provides the complete order-to-cash cycle from a business or an end customer across all lines of business by capturing orders initiated from any channel, validating customer orders and sending requests to the appropriate system for completion.

•	Operation Support Systems (OSS): Products that comprise the core operational support systems, such as network planning, service fulfillment and assurance. Amdocs’ OSS offerings include:

•	Network Planning: enables network planners to analyze current, short- and long-term consumption trends of network resources and to plan and roll out a “service-ready network.”

•	Service Fulfillment: includes pre-packaged automation for specific services and lines of business, including broadband, satellite and cable; also supports the fulfillment of multiple services, either to support a convergent services bundle, or to standardize fulfillment across the organization with a single interface to orchestrate all fulfillment processes.

•	Service Assurance: supports service assurance by managing the problem resolution process, including impact analysis to assess what services are affected by outages.

•	Inventory and Discovery: provides a single source of service and network inventory and performance data, to support network planning and service fulfillment and assurance.

•	Service Order Management: provides an automated, end-to-end solution to manage the entire order fulfillment lifecycle, including multiple order channels and lines of business.

•	Network Control: Portfolio of products that feature network controls to manage how and under which circumstances subscribers and devices can access networks, and dynamic policy controls that manage what happens to the device or subscriber when on the network, such as bandwidth usage controls. The portfolio features Service Controller (AAA), Policy Controller (PCRF) and Home Subscriber Server (HSS), anchored by a common identity management system that stores subscriber plan, location and other data. We believe that by combining recently acquired Bridgewater’s real-time network and policy control capabilities with Amdocs’ convergent charging technology, service providers will be able to accelerate data monetization with innovative services based on a complete view of the customer, including his or her plan, preferences and real-time data experience status.

•	Service Delivery: Solutions that help service providers solve delivery challenges for Internet Protocol (IP) and next-generation services, often known as Telco 2.0. Our service delivery offerings include:

•	Convergent Service Platform: provides a standards-based Java service platform for developing and deploying innovative end-user applications across any network topology. Deployed in the network, the platform gives service providers the ability to transform business models without affecting their BSS and OSS configurations.

•	Convergent Applications: runs on the Amdocs Convergent Service Platform, providing network-based applications for fixed, mobile and emerging devices; includes a broad suite of call-control applications and charging-based applications, helping service providers move away from legacy environments and fully leverage and monetize all their network assets.

•	Digital Services: provides a complete portal, storefront, commerce search and advertising platform that allows service providers to provide a personalized digital experience; supports mobile, broadband and IPTV.

•	Portfolio Enablers: Products that serve as the underlying drivers for technology innovation across the Amdocs CES portfolio of offerings. These products provide the foundation, enablers and building blocks to quickly create and modify business processes, provide a single customer view and effectively manage products to deliver an intentional customer experience and achieve time-to-market advantage.

Advertising and Media Solutions

Our advertising and media offerings for local marketing service providers and search and directory publishers are comprised of a comprehensive set of products and services designed to enable the management of the media selling, fulfillment, consumer experience and financial processes across online, print and mobile media. These directory systems offerings include:

•	Sales Productivity: Offerings that enable cost effective sales operations within media sales organizations through innovative sales tools and best practice sales processes.

•	Business Agility: Sales, CRM, ordering, product lifecycle management, fulfillment, content management, campaign management and billing offerings that enhance the productivity and cost efficiency of digital and print local marketing service providers.

•	Consumer Engagement and Monetization: Offerings that enable local search and directory publishers to add advanced search, ad serving, mobile and social lead generation functionalities to the consumer’s local search experience, and to scale up partner content syndication and advertising networks.

Technology

Our portfolio architecture is designed to increase our customers’ business agility and lower their overall total cost of ownership. Our technology platform allows our applications to work in multiple customer environments, including:

•	Hardware: IBM, Hewlett-Packard, Oracle/Sun, Intel

•	Operating Systems: IBM AIX, HP-UX, Solaris, Windows, Red Hat Linux

•	Database Management Systems: Oracle, SQL Server, IBM UDB

•	Middleware: Oracle WebLogic, IBM WebSphere

•	Storage: EMC, NetApp, IBM, Hewlett-Packard

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

Our product portfolio also includes the following key characteristics:

•	Scalability. Our applications are designed to take full advantage of the scalability capabilities of the underlying platform, allowing progressive system expansion, proportional with the customer’s growth in business volumes. Using the same software, our applications can support operations for small, as well as very large service providers.

•	Modularity. Our product portfolio is comprised of sets of individual functional application products. Each of our applications can be installed on an individual stand-alone basis, interfacing with the customer’s existing systems, or as part of an integrated Amdocs system environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customer’s growing needs and capabilities. The modular approach preserves the customer’s initial investment in products, while minimizing future disruptions and the overall cost of system implementation.

•	Portability. Our applications support diverse hardware and operating systems to ensure that our customers can choose from a variety of vendors.

•	Openness. Our product portfolio can integrate with other industry products to benefit customers that prefer a “best of breed” solution. Partner selection is based on the preferences of our customers.

Services

We offer a broad suite of services to advise, transform, support and optimize business and technology processes. We provide consulting, systems integration, delivery services, managed services and product support to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization and ongoing support, enhancement and maintenance needs. In addition, we offer comprehensive learning services to help our customers develop competency in their Amdocs systems and applications. Our services methodology incorporates rigorous focus on the people, processes and technology of an organization, and we invite active customer participation at all stages to help prioritize and implement time-critical system solutions that address the customer’s individual needs.

Our services portfolio includes:

•	Business Consulting Services — These services span the project lifecycle and range from assessment and advisory services to optimization services that measure and improve operational performance, and help to define the project scope and implementation path of business solutions to deliver tangible operations improvements.

•	System Integration Services — This suite of services allows us to act as a prime integrator from project deployment to implementation and operations. These services span the entire business lifecycle, including vision and strategy, transformation and delivery and management and optimization. We have developed advanced methodologies, industry best practices and pre-configured tools to deliver a cohesive implementation plan, including solution, architecture, change management and business benefit realization.

•	Managed Services — This set of flexible strategic sourcing services is uniquely tailored for the service provider industry to outsource the performance and management of their support business functions, operations and infrastructure support across all environments, whether Amdocs systems or other implementations. Managed services offerings include comprehensive software and other services related to the managed operations, such as IT and infrastructure management, application management and ongoing support, systems modernization and consolidation, business process operation support, end to end transformational business process outsourcing (BPO), IT outsourcing (ITO) and delivery. Our managed services models can be leveraged to support day-to-day operations and to foster strategic business objectives.

•	Product Support Services — These services are designed to help our customers solve key challenges and to protect and maximize their investment in our products throughout the entire product life cycle. Our global product support organization uses certified methodologies and provides support options, including online services and personalized interactions.

The extent of services provided varies from customer to customer. Our services engagements can range in size and scope from deploying single point solutions to orchestrating large-scale transformation projects. Depending on the customer’s needs, system implementation and integration activities are often conducted jointly by teams from Amdocs and the customer. Implementation and integration activities include project management, development of training methods and procedures, design of work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In some cases, Amdocs personnel provide support services to the customer’s own implementation and integration team, which has primary responsibility for the task. In other cases, we take a primary role in facilitating implementation and integration. In yet other instances, customers require turnkey solutions, in which case we provide full system implementation and integration services.

Once the system becomes operational, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support provided, while also providing us with recurring revenue.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Cyprus, India, Ireland, Israel and the United States, and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region.

Sales and Marketing

Our sales and marketing activities are primarily directed at major communications, media and entertainment companies. As a result of the strategic importance of our customer experience systems to the operations of these companies, a number of constituencies within a customer’s organization are typically involved in purchasing decisions, including senior management, information systems personnel and user groups, such as the finance, customer service and marketing departments. We maintain sales offices in the United States, Europe, Latin America and Asia Pacific.

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

Customers

Our target market is comprised of service providers in the communication, media and entertainment industry that require customer experience systems with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the communication, media and entertainment industry and that our product offerings continue to address the market’s most sophisticated needs. We have an international orientation. We have a broad base of customers in North America and Europe, however, due to our expansion in emerging markets, we also have customers in geographies as diverse as the Commonwealth of Independent States, India, Latin America and Southeast Asia.

Our customers include global communications leaders and leading network operators and service providers, as well as directory publishers in the United States and around the world. Our customers include:

America Movil	DexOne
AT&T	Rogers
Bakcell	Sprint Nextel
Bell Canada	Telefonica de Espana
BT	Telefonica 02 Germany
Cablevision	Telkom South Africa
Cellcom	Telstra
Claro Brazil	TELUS
Clearwire	T-Mobile
Comcast	TIM Brasil
Deutsche Telekom	US Cellular
DIRECTV	Verizon Communications
Elisa	VimpelCom
Instituto Costarricense de Electricidad	Virgin Media
J:COM	Vodafone Germany
Kazakhtelecom	Vodafone Netherlands
KPN	Vodafone UK
MetroPCS	XL Axiata

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 29% of our revenue in fiscal 2011 and 2010. In fiscal 2011, our two next largest customers were Bell Canada and Sprint Nextel, and certain of their subsidiaries, each of which accounted for approximately 10% or more of our revenue in fiscal 2011. Revenue from Bell Canada will be negatively affected by a scheduled price reduction under our contract with Bell Canada to be effective in fiscal 2012. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 73% of our revenue in fiscal 2011 and 75% of our revenue in fiscal 2010. The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2011	2010	2009

North America	73.4%	75.8%	75.3%
Europe	12.7	11.8	13.8
Rest of the World	13.9	12.4	10.9

Competition

The market for customer experience systems and services in the communication, media and entertainment industry continues to become increasingly more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of large communication companies as well as independent competitors that can be categorized as follows:

•	providers of BSS/OSS systems, including Comverse, Convergys, CSG Systems, Ericsson/Telcordia and Oracle;

•	system integrators and providers of IT services, such as Accenture, Cognizant, Hewlett-Packard, Huawei, IBM Global Services, Infosys, Tata Consultancy Services, Tech Mahindra Ltd and Wipro (some of whom we also cooperate with in certain opportunities and projects); and

•	network equipment providers such as Alcatel-Lucent, Ericsson, Huawei, Nokia Siemens, NEC and ZTE (some of whom we also cooperate with in certain opportunities and projects).

We expect the competition in our industry to increase from such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

•	applying our nearly 30-year heritage to the development and delivery of products and professional services that enable our customers to achieve service differentiation by means of an intentional customer experience,

•	focusing on communications service providers and continuing to design and develop solutions targeted specifically to this industry,

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market,

•	providing high-quality, reliable, scalable, integrated, yet modular applications,

•	providing flexible and tailored IT and business process outsourcing solutions and delivery models, and

•	offering customers end-to-end accountability from a single vendor.

We compete with a number of companies that have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Some of these companies are continuing their attempts to expand their market penetration in the communications industry. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their ability to address the needs of our existing or prospective customers. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that we will be able to compete successfully with existing or new competitors. Our failure to adapt to changing market conditions and compete successfully with established or new competitors would have a material adverse effect on the results of our operations and financial condition.

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

See “Directors, Senior Management and Employees — Workforce Personnel” for further details regarding our employees and our relationships with them.

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

In fiscal 2011, we continued to release aspects of our Amdocs CES (Customer Experience Systems) 8 portfolio. We are planning additional releases of Amdocs CES 8 throughout 2012. We dedicated significant efforts and resources to the integration among CES 8 portfolio including deeper integration between our charging and billing, customer relationship management, ordering and foundation applications. The CES 8 portfolio was designed to enable our customers to support new business models, devices and partnerships by centralizing common assets, such as customer, network and product data. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS and OSS to align their business processes around the end customer. Our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations. In addition, Amdocs focuses on offering business solutions that leverage functionality from across the CES portfolio combined with services and industry knowledge. These business solutions address larger business problems and provide greater value to our customers.

Our next major product portfolio release will address additional challenges and opportunities of the connected world by delivering enhanced functionality to enable our customers to implement more cost-effective innovative solutions relating to network monetization and enhanced customer experience. For software development, Amdocs uses Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

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

See the discussion under “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses.”

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 2.8 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of October 31, 2011, including maintenance and other related costs, were approximately $58 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of October 31, 2011:

Area
Location	(Sq. Feet)

United States:
St. Louis, MO	91,928
San Jose, CA(*)	112,120
Champaign, IL	178,063
Eldorado Hills, CA(*)	113,291
Others	210,457

Total	705,859
Israel:
Ra’anana	674,413
Hod-Hasharon	81,138
Haifa	38,147
Others(*)	108,665

Total	902,363
Canada:
Toronto(*)	76,317
Montreal	59,537
Ottawa	40,422

Total	176,276
Cyprus (Limassol)	74,675
India:
Pune	548,277
Delhi	134,533

Total	682,810
United Kingdom(*)	79,095
Rest of the world(*)(**)	186,323

Total	2,807,401

(*)	Includes space sublet to third parties.

(**)	Primarily includes Australia, Austria, Brazil, China, Czech Republic, France, Indonesia, Ireland, Malaysia, Mexico, Netherlands, Russia, and South Africa.

Our leases expire on various dates between calendar years 2011 through 2020, not including various options to terminate or extend lease terms.

Equipment

We develop our customer experience systems over a system of UNIX, Linux and Windows servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft,

Oracle, Synscsort, RedHat, CA, IBM and Hewlett-Packard. Our data storage is based on equipment from EMC, SUN, NetApp, IBM, Hitachi and Hewlett-Packard. Our development servers are connected to more than 20,000 personal computers owned or leased by us.

Automatic tape libraries and virtual tape libraries (VTL) provide full and incremental backups of the data used in and generated by our business. The backup tapes are kept on-site and off-site, as appropriate, to ensure security and integrity, and are used as part of our disaster recovery plan. The distributed development sites that we operate worldwide are connected by a high-speed redundant wide area network, using telecommunication equipment manufactured by, among others, Cisco and Avaya.

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

We develop, implement and manage software and services associated with business support systems (BSS) and operational support systems (OSS), to enable service providers to introduce new products quickly, understand their customers more deeply, process orders more efficiently and support new business models. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

In a global communications industry impacted by unprecedented growth in data demand, increasing number of connected devices, improvement in M2M technologies, the rising influence of device makers and over-the-top players that bypass traditional television providers, consumers expect immediate and constant connectivity to personalized services, information and applications. To capture new revenue streams in this connected world, service providers will need the ability to expand within existing and non-traditional business models as they simultaneously attempt to reduce their costs in providing current and new services. We seek to address these market forces through a strategy of innovation from the network and business support systems to the device and end user. Our goal is to supply cost-effective, scalable software products and services that provide functionality and flexibility to service providers as they — and their markets — grow and change.

In part, we have sought to expand both our functionality and geographic markets through acquisitions. Since 1999, we have completed numerous acquisitions, which, among other things, have expanded our business into customer care and billing solutions for cable and satellite companies and enhanced our offerings in the OSS, digital content and commerce markets and high growth emerging markets. In fiscal 2011, we acquired Bridgewater Systems, a Canadian-based provider of policy management and network control solutions. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, or otherwise enhance our market position or strategic strengths.

Please see Note 3 to our consolidated financial statements for more information regarding our acquisitions.

Offerings

Amdocs’ offerings of software and related services consist of:

•	A complete, modular yet integrated portfolio of customer experience systems, including revenue management (convergent charging and billing, mediation, and partner relationship management), customer management (customer care, and sales and ordering), OSS (network planning, service fulfillment, service assurance, inventory and discovery, service order management and OSS systems integration services), service delivery (convergent service platform, digital services, and convergent applications), portfolio enablers and network control.

•	A comprehensive line of services. Because our customers’ projects are complex and require systems support expertise, we provide business process and information technology, or IT, services, including consulting, systems integration and delivery services, managed services and product support to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization, ongoing support, enhancement and maintenance needs. In addition, we offer comprehensive learning services to help our customers develop competency in their Amdocs systems and applications.

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

We also offer advertising and media products and services for local marketing service providers and search and directory publishers designed to enable those providers and publishers to manage the entire media selling, fulfillment, consumer experience and financial processes across online, print and mobile media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In fiscal 2011, customers in North America accounted for 73.4% of our revenue, while customers in Europe and the rest of the world accounted for 12.7% and 13.9%, respectively. Customers in emerging markets accounted for 8.6% of our revenue in fiscal 2011. We maintain development facilities in Brazil, Cyprus, India, Ireland, Israel and the United States. Historically, AT&T has been our largest customer, accounting for 29% of our revenue in fiscal 2010 and 2011. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 73% of our revenue in fiscal 2011 and 75% of our revenue in fiscal 2010.

We believe that demand for our customer experience systems is primarily driven by the following key factors:

•	Industry transformation, including:

•	increasing use of communications and content services,

•	widespread access to content, information and applications,

•	continued rapid growth in emerging markets,

•	expansion into new lines of business

•	consolidation among service providers in established markets, often including companies with multi-national operations,

•	increased competition, including non-traditional players,

•	continued bundling and blending of communications and entertainment, and

•	continued commoditization and pricing pressure.

•	Technology advances, such as:

•	emergence and development of new communications products and services, such as web services, video, broadband, data and content services, including IP-based services, such as Internet Protocol (IP), Internet

Protocol Television (IPTV), machine-to-machine (M2M), worldwide interoperability for microwave access (WiMax) and Voice over IP (VoIP),

•	evolution to and expansion of more sophisticated and connected communication devices, such as smart devices, electronic book readers, energy meters, global positioning systems and home security systems that enable communication across and between devices and widespread access to information,

•	evolution to next-generation networks, such as IP Multimedia Subsystem (IMS), that enable converged services offerings, such as fixed-mobile convergence, and

•	technological changes, such as the introduction of 3G and 4G wireless technology, next-generation content systems, FTTx, Carrier Ethernet, WiMax-, and LTE-based access technologies.

•	Customer focus, such as:

•	the need for service providers to focus on their customers in order to build profitable customer relationships,

•	the need for service providers to have a unified view of the customer across multiple services, devices and channels,

•	the “authority shift” toward the consumer, with increased customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device,

•	the ever-increasing expectation of customer service and support, including access to self-service options that are convenient and consistent across all channels, and

•	the need for service providers to differentiate themselves by creating a unique and mutually-valuable customer experience.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating and integrating business processes that span service providers’ BSS and OSS systems and create a simple, one-company face to customers,

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS systems to introduce new services in a timely and cost-effective manner.

In fiscal 2011, our total revenue was $3.18 billion, of which $2.98 billion, or 93.7%, was attributable to the sale of customer experience systems. Revenue from managed services arrangements (for customer experience systems and directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $1.52 billion and $1.40 billion of revenue in fiscal 2011 and 2010, respectively. In managed services contracts revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

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

In fiscal 2011, we continued to release aspects of our Amdocs CES (Customer Experience Systems) 8 portfolio. We are planning additional releases of Amdocs CES 8 throughout 2012. We dedicated significant efforts and resources to the integration among CES 8 portfolio including deeper integration between our charging and billing, customer relationship management, ordering and foundation applications. The CES 8 portfolio was designed to enable our customers to support new business models, devices and partnerships by centralizing common assets, such as customer, network and product data. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS and OSS to align their business processes around the end customer. Our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations. In addition, Amdocs focuses on offering business solutions that leverage functionality from across the CES portfolio combined with services and industry knowledge. These business solutions address larger business problems and provide greater value to our customers.

Our next major product portfolio release will address additional challenges and opportunities of the connected world by delivering enhanced functionality to enable our customers to implement more cost-effective and innovative solutions relating to network monetization and enhanced customer experience. For software development, Amdocs uses Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

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

Operating Results

The following table sets forth for the fiscal years ended September 30, 2011, 2010 and 2009, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Year Ended September 30,
	2011	2010	2009

Revenue:
License	3.8%	3.4%	4.7%
Service	96.2	96.6	95.3

	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.1
Cost of service	65.0	63.8	64.0
Research and development	7.0	7.0	7.3
Selling, general and administrative	12.9	12.5	12.0
Amortization of purchased intangible assets and other	2.3	2.9	3.0
Restructuring charges and in-process research and development	—	—	0.8

	87.3	86.3	87.2

Operating income	12.7	13.7	12.8
Interest and other expense, net	0.3	0.8	—

Income before income taxes	12.4	12.9	12.8
Income taxes	1.5	1.4	1.4

Net income	10.9%	11.5%	11.4%

Fiscal Years Ended September 30, 2011 and 2010

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. Following the table is a discussion and analysis of our business and results of operations for these years.

	Year ended September 30,		Increase (Decrease)
	2011	2010	Amount	%
	(In thousands)

Revenue:
License	$119,237	$100,967	$18,270	18.1%
Service	3,058,491	2,883,256	175,235	6.1

	3,177,728	2,984,223	193,505	6.5

Operating expenses:
Cost of license	2,627	2,021	606	30.0
Cost of service	2,066,740	1,903,645	163,095	8.6
Research and development	221,886	207,836	14,050	6.8
Selling, general and administrative	409,465	373,585	35,880	9.6
Amortization of purchased intangible assets and other	72,646	86,703	(14,057)	(16.2)

	2,773,364	2,573,790	199,574	7.8

Operating income	404,364	410,433	(6,069)	(1.5)
Interest and other expense, net	8,657	25,135	(16,478)	(65.6)

Income before income taxes	395,707	385,298	10,409	2.7
Income taxes	49,042	41,392	7,650	18.5

Net income	$346,665	$343,906	$2,759	0.8%

Revenue.  Total revenue increased by $193.5 million, or 6.5%, to $3,177.7 million in fiscal 2011, from $2,984.2 million in fiscal 2010. The increase in revenue was primarily attributable to revenue related to existing and new managed services arrangements and to a lesser extent to revenue related to implementation and integration projects. Our fiscal 2011 revenue was also positively impacted by foreign exchange fluctuations.

License revenue in fiscal 2011 increased by $18.2 million, or 18.1%, to $119.2 million, from $101.0 million in fiscal 2010. The increase in license revenue was primarily attributable to new implementation and integration projects.

License and service revenue attributable to the sale of customer experience systems increased by $203.0 million, or 7.3%, to $2,978.3 million in fiscal 2011, from $2,775.3 million in fiscal 2010. The increase in revenue was primarily attributable to revenue related to existing and new managed services arrangements, and to a lesser extent to revenue related to implementation and integration projects. License and service revenue resulting from the sale of customer experience systems represented 93.7% and 93.0% of our total revenue in fiscal 2011 and 2010, respectively.

License and service revenue from the sale of directory systems decreased by $9.5 million, or 4.6%, to $199.4 million in fiscal 2011, from $208.9 million in fiscal 2010. The decrease was primarily attributable to a decrease in revenue from existing customers. License and service revenue from the sale of directory systems represented 6.3% and 7.0% of our total revenue in fiscal 2011 and 2010, respectively.

In fiscal 2011, revenue from customers in North America, Europe and the rest of the world accounted for 73.4%, 12.7% and 13.9%, respectively, of total revenue, compared to 75.8%, 11.8% and 12.4%, respectively, for fiscal 2010. The increase in revenue as a percentage of total revenue from customers in Europe and the rest of the world, of which a significant portion was from emerging markets, was primarily attributable to revenue related to new implementation and integration projects as well as to new managed services arrangements. Revenue from North American customers, in absolute amounts, increased during fiscal 2011, primarily from existing and new implementation and integration projects and managed services arrangements. However, our revenue growth rate in Europe and the rest of the world was greater than the growth rate we experienced in North America which resulted in a decrease in revenue from customers in North America as a percentage of total revenue.

Cost of License and Service.  Cost of license includes license fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service increased by $163.7 million, or 8.6%, to $2,069.4 million in fiscal 2011, from $1,905.7 million in fiscal 2010. As a percentage of revenue, cost of license and service increased to 65.1% in fiscal 2011 from 63.9% in fiscal 2010. The increase in our cost of license and services as a percentage of revenue was primarily attributable to several key customer implementations that required incremental spending as well as to investment in internal training and knowledge building programs for our employees. Our cost of license and service was also negatively impacted by foreign exchange fluctuations.

Research and Development.  Research and development is primarily comprised of compensation expense. Research and development expense increased by $14.1 million, or 6.8%, to $221.9 million in fiscal 2011, from $207.8 million in fiscal 2010. The increase in research and development expense is primarily attributable to investments in our next release of the Amdocs CES portfolio, as well as to foreign exchange impacts. Research and development expense as a percentage of revenue was 7.0% in fiscal years 2011 and 2010. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative.  Selling, general and administrative expense increased by $35.9 million, or 9.6%, to $409.5 million in fiscal 2011, from $373.6 million in fiscal 2010. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense as a percentage of revenue was primarily attributable to increased selling efforts, a significant portion of which were in emerging markets and in Europe, as well as to an increase in accounts receivable allowances.

Amortization of Purchased Intangible Assets and Other.  Amortization of purchased intangible assets and other decreased by $14.1 million, or 16.2%, to $72.6 million in fiscal 2011, from $86.7 million in fiscal 2010. The decrease in amortization of purchased intangible assets and other was primarily due to purchased intangible assets that were fully amortized in prior periods, as well as to the timing of amortization charges resulting from the use of accelerated amortization methods for certain intangible assets purchased in prior periods, partially offset by amortization of intangible assets and other acquisition costs related to several small acquisitions in fiscal 2011 and 2010.

Operating Income.  Operating income decreased by $6.0 million, or 1.5%, to $404.4 million in fiscal 2011, from $410.4 million in fiscal 2010. Operating income decreased as a percentage of revenue, from 13.7% in fiscal 2010 to 12.7% in fiscal 2011. The decrease in operating income as a percentage of revenue was primarily attributable to the increase of cost of service and selling, general and administrative expense, which was higher than the increase in revenue, partially offset by the decrease in amortization of purchased intangible assets and other. The positive foreign exchange fluctuations on our revenue were offset by similar negative fluctuations on our operating expense resulting in an immaterial impact on our operating income.

Interest and Other Expense, Net.  Interest and other expense, net decreased by $16.4 million to $8.7 million in fiscal 2011, from $25.1 million in fiscal 2010. The decrease was primarily attributable to the effect of a loss in fiscal 2010 from divestiture of a Chinese subsidiary in which a majority interest was sold in April 2010, partially offset by foreign exchange loss in fiscal 2011.

Income Taxes.  Income taxes for fiscal 2011 were $49.0 million on pre-tax income of $395.7 million, resulting in an effective tax rate of 12.4%, compared to 10.7% in fiscal 2010. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter. Please see Note 11 to our consolidated financial statements.

Net Income.  Net income increased by $2.8 million, or 0.8%, to $346.7 million in fiscal 2011, from $343.9 million in fiscal 2010. The increase in net income was attributable mainly to the decrease in interest and other expense, net, partially offset by a decrease in operating income and an increase in income tax expense.

Diluted Earnings Per Share.  Diluted earnings per share increased by $0.17, or 10.1%, to $1.86 in fiscal 2011, from $1.69 in fiscal 2010. The increase in diluted earnings per share resulted primarily from the decrease in diluted weighted average numbers of shares outstanding as a result of repurchase of our ordinary shares. Please see Note 20 to our consolidated financial statements.

Fiscal Years Ended September 30, 2010 and 2009

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2010, compared to the fiscal year ended September 30, 2009. Following the table is a discussion and analysis of our business and results of operations for these years.

	Year ended September 30,		Increase (Decrease)
	2010	2009	Amount	%
	(In thousands)

Revenue:
License	$100,967	$135,146	$(34,179)	(25.3)%
Service	2,883,256	2,727,461	155,795	5.7

	2,984,223	2,862,607	121,616	4.2

Operating expenses:
Cost of license	2,021	2,686	(665)	(24.8)
Cost of service	1,903,645	1,831,947	71,698	3.9
Research and development	207,836	210,387	(2,551)	(1.2)
Selling, general and administrative	373,585	344,335	29,250	8.5
Amortization of purchased intangible assets and other	86,703	85,153	1,550	1.8
Restructuring charges and in-process research and development	—	20,780	(20,780)	(100.0)

	2,573,790	2,495,288	78,502	3.1

Operating income	410,433	367,319	43,114	11.7
Interest and other expense, net	25,135	1,165	23,970	2,057.5

Income before income taxes	385,298	366,154	19,144	5.2
Income taxes	41,392	39,978	1,414	3.5

Net income	$343,906	$326,176	$17,730	5.4%

Revenue.  Total revenue increased by $121.6 million, or 4.2%, to $2,984.2 million in fiscal 2010, from $2,862.6 million in fiscal 2009. The increase in revenue was primarily attributable to revenue related to managed services arrangements and to foreign exchange impacts. The increase was partially offset by decreases in revenue related to implementation and integration projects. In the second half of fiscal 2009, AT&T reduced its discretionary spending with us. The lower resulting revenue level persisted into 2010, offset in part by an increase in our managed services for AT&T; however, revenue from AT&T on a quarterly basis in 2010 was relatively stable.

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

In fiscal 2010, revenue from customers in North America, Europe and the rest of the world accounted for 75.8%, 11.8% and 12.4%, respectively, of total revenue, compared to 75.3%, 13.8% and 10.9%, respectively, for fiscal 2009. The increase as a percentage of revenue from customers in North America was primarily attributable to an increase in revenue from other than our top three customers, mainly related to managed services arrangements. The decrease in revenue from customers in Europe was primarily attributable to a decline in implementation and integration projects related revenue. Revenue from customers in the rest of the world increased primarily due to revenue contributed by customers in emerging markets as well as completion of major project milestones.

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

Research and Development.  Research and development is primarily comprised of compensation expense. Research and development expense decreased by $2.6 million, or 1.2%, to $207.8 million in fiscal 2010, from $210.4 million in fiscal 2009. Research and development expense decreased as a percentage of revenue from 7.3% in fiscal, 2009 to 7.0% in fiscal 2010. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

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

Liquidity and Capital Resources

Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $0.92 billion as of September 30, 2011, compared to $1.23 billion as of September 30, 2010. The decrease during fiscal 2011 was mainly attributable to $624.2 million used to repurchase our ordinary shares pursuant to our share repurchase programs, $146.7 million in net cash paid for an acquisition and $109.8 million for capital expenditures, net, partially offset by $535.5 million in cash flow from operations. Net cash provided by operating activities amounted to $535.5 million and $685.2 million for fiscal 2011 and 2010, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds, government guaranteed debt and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive (loss) income, net of tax. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs. Please see Notes 4 and 5 to our consolidated financial statements. During fiscal 2011 and 2010, we recognized immaterial credit losses. As of September 30, 2011, unrealized losses of $0.7 million related to other-than-temporarily impaired securities was included in accumulated other comprehensive (loss) income.

In November 2007, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit rating. As of September 30, 2011, we were in compliance with the financial covenants under the revolving credit facility. In September 2010, we borrowed an aggregate of $200.0 million under the facility and repaid it in October 2010. In September 2011, we borrowed an aggregate of $250.0 million under the facility and repaid it in October 2011.

As of September 30, 2011, we had outstanding letters of credit and bank guarantees from various banks totaling $41.2 million. As of September 30, 2011, we had outstanding obligations of $1.1 million in connection with leasing arrangements.

Our capital expenditures, net, were approximately $109.8 million in fiscal 2011. Approximately 90% of these expenditures consisted of purchases of computer equipment, with the remainder attributable mainly to leasehold improvements. Our fiscal 2011 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures principally from operating cash flows, and we do not anticipate any changes to this policy in the foreseeable future.

In April 2010, our board of directors authorized a share repurchase plan allowing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. In February 2011, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares over the following 24 months. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate. In April 2011 we completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and started executing repurchases under the February 2011 plan. In fiscal 2011, we repurchased 21.9 million ordinary shares at an average price of $28.53 per share (excluding broker and transaction fees). As of September 30, 2011, we had remaining authority to repurchase up to $687.1 million of our outstanding ordinary shares.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2011, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
		Less Than	1-3	4-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Convertible notes including interest	$1.1	$—	$—	$—	$1.1
Pension funding	15.5	1.9	5.6	3.4	4.6
Purchase obligations	43.3	28.6	14.7	—	—
Non-cancelable operating leases	250.8	61.1	112.4	77.3	—

Total	$310.7	$91.6	$132.7	$80.7	$5.7

The total amount of unrecognized tax benefits for uncertain tax positions was $132.9 million as of September 30, 2011. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

Deferred Tax Asset Valuation Allowance

As of September 30, 2011, we had deferred tax assets of $137.8 million, derived primarily from net capital and operating loss carryforwards related to some of our subsidiaries, which were offset by valuation allowances due to the uncertainty of the realizing any tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through earnings.

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

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date. Our critical accounting policies are as follows:

•	Revenue recognition and contract accounting

•	Tax accounting

•	Business combinations

•	Share-based compensation expense

•	Goodwill, intangible assets and long-lived assets-impairment assessment

•	Derivative and hedge accounting

•	Fair value measurement of short-term interest-bearing investments

•	Accounts receivable reserves

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

Revenue Recognition and Contract Accounting

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

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

Our revenue recognition policy takes into consideration the credit-worthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that collection of a fee is not reasonably assured, we defer the revenue recognition until the time collection becomes reasonably assured, which is generally upon receipt of cash. We regularly review the allowance for doubtful accounts by considering factors that may affect a customer’s ability to pay, such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions.

For arrangements with multiple deliverables within the scope of software revenue recognition guidance, we allocate revenue to each component based upon its relative fair value, which is determined in reliance on the Vendor Specific Objective Evidence (“VSOE”) of fair value for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements when sold separately in similar arrangements. In the absence of fair value for a delivered element, we use the residual method. The residual method requires that we first allocate revenue to the fair value of the undelivered elements and residual revenue to the delivered elements. If VSOE of any undelivered items does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of (i) delivery of those elements for which VSOE does not exist or (ii) when VSOE can be established. However, in limited cases where maintenance is the only undelivered element without VSOE, the entire arrangement fee is recognized ratably. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification and implementation and maintenance to determine the appropriate value for the license component. Beginning October 1, 2009, we adopted the new authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under this guidance, we allocate revenue to each element based upon the relative fair value. Fair value would be allocated by using a hierarchy of (1) VSOE, (2) third-party evidence of selling price for that element, or (3)  estimated selling price, or ESP, for individual elements of an arrangement when VSOE or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration. We determine ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which we offer our services and internal costs. The determination of ESP is judgmental and is made through consultation with and approval by management.

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

Although we believe the assumptions and estimates of fair value we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain assets acquired and liabilities assumed include, but are not limited to: future expected cash flows from license and service sales, maintenance, customer contracts and acquired developed technologies, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed and the acquired company’s brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

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

Goodwill, Intangible Assets and Long-Lived Assets - Impairment Assessment

Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is subject to periodic impairment tests. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The goodwill impairment test involves a two-step process. The first step, identifying a potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Any excess of the reporting unit goodwill carrying value over the respective implied fair value is recognized as an impairment loss.

We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2011, 2010 and 2009.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal 2011, 2010 and 2009.

Derivative and Hedge Accounting

Approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses are denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive (loss) income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

Fair Value Measurement of Short-Term Interest-Bearing Investments

Our short-term interest-bearing investments are classified as available-for-sale securities and are stated at fair value in our consolidated balance sheets. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive (loss) income, net of tax. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds, government guaranteed debt and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs such as quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques using observable market inputs. Effective at the beginning of the third quarter of fiscal 2009, we were required to evaluate our available-for-sale securities for other-than-temporary impairments subject to updated accounting guidance. Pursuant to this accounting guidance, for securities with unrealized losses that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to credit losses. To the extent that the net present value of the projected cash flows was less than the amortized cost of the security, the difference is considered credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. Prior to April 2009, we reviewed various factors in determining whether we should recognize an impairment charge for our short-term interest-bearing investments, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. The other-than-temporary impairment on our short-term interest-bearing investments was immaterial during fiscal 2011, 2010 and 2009.

Given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market price in an active market or observable inputs, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of the investment portfolio as of September 30, 2011.

It is possible that the valuation of the securities will further fluctuate, and as market conditions change, we may determine that unrealized losses, which are currently considered temporary in nature, may become “other than temporary” resulting in additional impairment charges.

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

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board, or FASB, issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for us beginning October 1, 2012 and early adoption is permitted. We do not expect that the adoption of this new guidance will have a material impact on our financial statements.

In June 2011, the FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity, and will become effective for us beginning October 1, 2012. We are still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for us beginning January 1, 2012. We do not expect that the adoption of this new guidance will have a material impact on our financial statements.

Adoption of New Accounting Standards

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which was effective for us beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this new guidance did not have a material impact on our financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. In November 2010, Dov Baharav, who had been our President and Chief Executive Officer and a director since 2002, retired from these offices, and Eli Gelman, who was our Executive Vice President from 2002 to 2008, our Chief Operating Officer from 2006 to 2008 and a director since 2002, became our President and Chief Executive Officer. In addition, James Liang, our Senior Vice President and Chief Strategy Officer, resigned effective January 31, 2011, Charles E. Foster and Richard Sarnoff each resigned from our board of directors, effective April 28, 2011 and Bruce K. Anderson resigned as Chairman of the Board, effective October 1, 2011, although Mr. Anderson continues as a director. Robert A. Minicucci, who has been a director since 1997, has succeeded Mr. Anderson as Chairman of the Board. As of November 30, 2011, our directors and senior managers were as follows:

Name	Age	Position

Robert A. Minicucci(3)(4)	59	Chairman of the Board, Amdocs Limited
Bruce K. Anderson(2)(4)(5)	71	Director and Chairman of the Executive Committee, Amdocs Limited
Adrian Gardner(1)(3)	49	Director and Chairman of the Audit Committee, Amdocs Limited
John T. McLennan(1)(2)	66	Director and Chairman of the Compensation Committee, Amdocs Limited
Simon Olswang(1)(3)	67	Director and Chairman of the Nominating and Corporate Governance Committee, Amdocs Limited
Zohar Zisapel(3)(5)	62	Director and Chairman of the Technology and Innovation Committee, Amdocs Limited
Julian A. Brodsky(2)(3)	78	Director, Amdocs Limited
James S. Kahan(4)	64	Director, Amdocs Limited
Richard T.C. LeFave	59	Director, Amdocs Limited
Nehemia Lemelbaum(4)(5)	69	Director, Amdocs Limited
Giora Yaron(5)	62	Director, Amdocs Limited
Eli Gelman(4)(5)	53	Director, Amdocs Limited; President and Chief Executive Officer, Amdocs Management Limited
Tamar Rapaport-Dagim	40	Senior Vice President and Chief Financial Officer, Amdocs Management Limited
Ayal Shiran	46	Senior Vice President and Head of Customer Business Group, Amdocs Management Limited
Brian Shepherd	44	Senior Vice President and Head of Broadband Cable and Satellite Group, Diversification and Global Marketing Amdocs, Inc.
Anshoo Gaur	43	Division President, Amdocs Development Center India Pvt. Ltd.
Thomas G. O’Brien	50	Treasurer and Secretary, Amdocs Limited

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

(4)	Member of the Executive Committee

(5)	Member of the Technology and Innovation Committee

Robert A. Minicucci has been Chairman of the Board of Directors of Amdocs since October 2011 and a director since September 1997. He has been a general partner of Welsh, Carson, Anderson & Stowe, or WCAS, an investment firm that specializes in the acquisition of companies in the information and business services and health care industries, since 1993. Until September 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is also a director of two other publicly-held companies: Alliance Data Systems, Inc. and Retalix Ltd., and several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than twenty different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, have provided him with strong business acumen and strategic and financial expertise.

Bruce K. Anderson has been a director since September 1997 and is Chairman of the Executive Committee. Mr. Anderson was Chairman of the Board of Directors of Amdocs from September 1997 to September 2011. Since August 1978, Mr. Anderson has been a general partner of WCAS. Mr. Anderson served for nine years with Automated Data Processing, Inc. (“ADP”) until his resignation as Executive Vice President and a director of ADP, and President of ADP International, effective August 1978. Mr. Anderson serves on the board of Alliance Data Systems, Inc., a publicly-held company that provides transaction, credit and marketing services to large consumer based businesses. Mr. Anderson’s career in information technology investing and service, and his experience as a director of many public and private companies, have given him sharp business acumen, financial expertise and extensive experience providing strategic and financial advisory services to complex organizations.

Adrian Gardner has been a director of Amdocs since April 1998 and is Chairman of the Audit Committee. Since October 2011, Mr. Gardner has been Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm listed on the London Stock Exchange. From March 2011 to October 2011, Mr. Gardner was a private investor. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from November 2007 to March 2011. From April until November 2007, Mr. Gardner was a private investor. Mr. Gardner was Chief Financial Officer of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until April 2007 and a director from April 2002 until June 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a member of the Institute of Chartered Accountants in England & Wales. Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

John T. McLennan has been a director of Amdocs since November 1999 and is Chairman of the Compensation Committee. From May 2000 until June 2004, he served as Vice-Chair and Chief Executive Officer of Allstream (formerly AT&T Canada). Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until May 2000. From 1993 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan is also a director of Air Canada Jazz, a publicly-held regional airline company, Chairman of Emera Inc., a Canadian publicly-held energy services company, and director of Nova Scotia Power Inc., a wholly-owned subsidiary of Emera Inc. From 2005 to 2008, Mr. McLennan also served as a director of Medisys Inc., a healthcare management company. We believe Mr. McLennan’s qualifications to sit on our board of directors include his years of experience in the telecommunications industry, including as chief executive officer of a leading Canadian telecommunications provider, and his experience providing strategic advice to complex organizations across a variety of industries, including as a public company director.

Simon Olswang has been a director of Amdocs since November 2004 and is Chairman of the Nominating and Corporate Governance Committee. In 2002, Mr. Olswang retired as Chairman of Olswang, a media and communications law firm in the United Kingdom that he founded in 1981. He is a member of the Advisory Board of Palamon Capital Partners LLP and of the Board of Directors of Amiad Filtration Systems Limited, an Israeli company listed on the London AIM market, which is active in the clean water industry. Mr. Olswang was a member of the Board of Directors of The British Library until March 2008 and has served as a non-executive director of a number of companies and organizations, including Aegis Group plc, The Press Association and the British Film Institute. Mr. Olswang previously served as Trustee of Langdon College of Further (Special) Education in Salford, of which he is a co-founder. We believe Mr. Olswang’s qualifications to sit on our board of directors include his extensive experience providing strategic and legal advisory services to complex organizations, as well as startups, in the media and communications industry.

Zohar Zisapel has been a director of Amdocs since July 2008 and is the Chairman of the Technology and Innovation Committee. Mr. Zisapel co-founded RAD Data Communications Ltd. and has been its chairman since 1982, a privately-held voice and data communications company and part of the RAD Group, a family of independent networking and telecommunications companies. Mr. Zisapel also serves as chairman of Ceragon Networks Ltd., RADVision Ltd. and RADCOM Ltd., each of which is a publicly-traded member of the RAD Group, as a director of Silicom Ltd., a public company, as well as on the boards of directors of several privately-held companies. Mr. Zisapel previously served as chairman of the Israel Association of Electronic Industries from 1998 until 2001. Mr. Zisapel’s experience as founder, chairman and director of several public and private high technology companies, and his leadership in several government organizations, demonstrate his leadership capability and provide him with valuable insights into the voice and data communications industries.

Julian A. Brodsky has been a director of Amdocs since July 2003. Mr. Brodsky served as a director and as Vice Chairman of Comcast Corporation from 1989 to 2011. From 1989 to May 2004, Mr. Brodsky was Chairman of Comcast Interactive Capital, LP, a venture fund affiliated with Comcast. He is a director of RBB Fund, Inc. Mr. Brodsky brings to our board of directors deep and extensive knowledge of the cable industry gained through his longstanding executive leadership roles at Comcast, as well as financial expertise in capital markets, accounting and tax matters gained through his experience as Chief Financial Officer of Comcast and as a practicing CPA.

James S. Kahan has been a director of Amdocs since April 1998 and is a member of the Executive Committee. From 1983 until his June 2007 retirement, he worked at SBC, which is now AT&T, and served as a Senior Executive Vice President from 1992 until June 2007. AT&T is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp. Mr. Kahan also serves on the Board of Directors of Live Nation Entertainment, Inc., the world’s largest live music and ticketing entity, and Frontier Communication Corporation, the largest U.S. provider of rural communication services. Mr. Kahan’s long service at SBC and AT&T, as well as his management and financial experience at several public and private companies, have provided him with extensive knowledge of the telecommunications industry, particularly with respect to corporate development, mergers and acquisitions and business integration.

Richard T.C. LeFave has been a director of Amdocs since November 2011. Since May 2008, Mr. LeFave has been a Principal at D&L Partners, LLC, an information technology consulting firm. Mr. LeFave served as Chief Information Officer for Nextel Communications, a telecommunications company, from 1999 until its merger with Sprint Corporation in September 2005, after which he served as Chief Information Officer for Sprint Nextel Corporation until May 2008. From 1995 to 1999, Mr. LeFave served as Chief Information Officer for Southern New England Telephone Company, a provider of communications products and services. We believe Mr. LeFave’s qualifications to sit on our board include his extensive experience and leadership in the information technology and telecommunications industry.

Nehemia Lemelbaum has been a director of Amdocs since December 2001 and was a Senior Vice President of Amdocs Management Limited from 1985 until January 2005. Since 2005, Mr. Lemelbaum has been a private investor and since November 2009, he has been a director of Retalix, a publicly-held global software company. Since December 2006, Mr. Lemelbaum has also been a director and the Chief Executive Officer of EHYN, a privately-held investment company. He joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led our development of graphic products for the Yellow Pages industry and later led our development of customer care and billing systems, as well as our penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Chief Executive Officer. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing. With more than two decades in our leadership ranks, including representing us with analysts and investors for five years during and after our initial public offering, Mr. Lemelbaum has extensive communication software industry experience, and deep institutional knowledge and understanding of our business and strategy.

Dr. Giora Yaron has been a director of Amdocs since July 2009. Dr. Yaron co-founded Itamar Medical Ltd., a publicly-traded medical technology company, and has been its co-chairman since 1997. Dr. Yaron provides consulting services to Itamar Medical and to various other technology companies. He co-founded P-cube, Pentacom, Qumranet, Exanet and Comsys, privately-held companies sold to multinational corporations. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology company and serves as one of its directors. Since 2010, Dr. Yaron has been the chairman of The Executive Council of Tel Aviv University, an institution of higher education. Dr. Yaron also has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008 and on the advisory board of the Israeli

Ministry of Defense since 2011. Dr. Yaron has served as the chairman of Mercury Interactive from 1996 to 2006, a publicly-traded IT optimization software company acquired by Hewlett-Packard. We believe that Dr. Yaron’s qualifications to sit on our board of directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.

Eli Gelman has been a director of Amdocs since 2002. On November 15, 2010, Mr. Gelman became the President and Chief Executive Officer of Amdocs Management Limited, our wholly-owned subsidiary. Since January 2010, Mr. Gelman has served as a director of Retalix, a publicly-held global software company, and from January 2010 to December 2010, he also served as the Chairman of Retalix. From April 2008 to December 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from October 2002 until April 2008 and as our Chief Operating Officer from October 2006 until April 2008. Prior to October 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks. Mr. Gelman’s qualifications to serve on our board of directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer. With more than 29 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

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

Compensation

During fiscal 2011, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $80,000. Each member of our Audit and Executive Committees who is a Non-Employee Director and who is not the chairman of such committees received an annual cash payment of $5,000. Each member of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees, who is a Non-Employee Director and who is not the chairman of such committees, received an annual cash payment of $1,000. The Chairmen of our Audit and Executive Committees each received an annual cash payment of $10,000 and the Chairmen of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $5,000. Each Non-Employee Director received an annual grant of restricted shares at a total value of $150,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000, of which $75,000 was paid in cash and $125,000 was awarded in the form of restricted shares. All restricted share awards to our Non-Employee Directors are immediately vested with respect to 25%, with the remainder vesting annually in three equal installments. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the NYSE closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings.

A total of 20 persons who served either as directors of Amdocs or members of its senior management during all or part of fiscal 2011 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons in fiscal 2011 was approximately $13.3 million, compared to $7.8 million in fiscal 2010 and $4.4 million in fiscal 2009, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2011, we granted to such persons options to purchase an aggregate of 1,042,161 ordinary shares at a weighted average price of $26.57 per share with vesting generally over three to four-year terms and expiring ten years from the date of grant, and an aggregate of 341,642 restricted shares subject to three to four-year vesting. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices

The size of our Board of Directors is 13; 13 directors were elected to our Board of Directors at our annual meeting of shareholders on January 26, 2010, two directors resigned from our Board of Directors effective April 28, 2011, and one director was appointed to our Board of Directors effective November 29, 2011 leaving one vacancy. All directors hold office until the next annual meeting of our shareholders, which generally is in January of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting. The current members of our Audit Committee are Messrs. Gardner (Chair), McLennan and Olswang, all of whom are independent directors, as defined by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. The Audit Committee written charter is available on our website at www.amdocs.com.

The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors and our management. The current members of the Nominating and Corporate Governance Committee are Messrs. Olswang (Chair), Brodsky, Gardner, Kahan and Minicucci, all of whom are independent directors, as required by the NYSE listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

The Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited and makes recommendations to our Board of Directors with respect to the compensation of our other executive officers. The current members of our Compensation Committee are Messrs. McLennan (Chair), Anderson and Brodsky, all of whom are independent directors, as defined by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Compensation Committee written charter is available on our website at www.amdocs.com.

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

Workforce Personnel

The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location (in each of which we operate at multiple sites):

	As of September 30
	2011	2010	2009

Software and Information Technology, Sales and Marketing
North America	4,836	4,725	4,547
Israel	4,334	4,306	3,616
India	6,582	6,588	4,418
Rest of the World	2,609	2,432	3,290

	18,361	18,051	15,871
Management and Administration	1,465	1,404	1,373

Total Workforce	19,826	19,455	17,244

As a company with global operations, we are required to comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Brazil, Canada, China, Cyprus, France, Germany, India, Israel, Japan, Mexico, South Africa, the United Kingdom and the United States. Our employees in certain countries of Europe, and to a limited extent in Canada and Brazil, are protected by mandatory collective bargaining agreements. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in specific countries, our compliance with such regulations could become more burdensome.

Our principal operating subsidiaries are not party to any collective bargaining agreements. However, our Israeli subsidiaries are subject to certain provisions of general extension orders issued by the Israeli Ministry of Labor and Welfare which derive from various labor related statutes. The most significant of these provisions provide for mandatory pension benefits and wage adjustments in relation to increases in the consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time.

A small number of employees in Canada have union representation. In addition, all employees in Brazil, including local senior employees, are represented by unions. Collective bargaining between employers and unions is mandatory in those countries, negotiated annually, and covers work conditions, including cost of living increases, minimum wages that exceed government thresholds and overtime pay. We have a works council body in the Netherlands and France which represents the employees and with which we work closely to ensure compliance with the applicable local law. We also have an employee representative body in France.

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of December 5, 2011, the aggregate number of our ordinary shares beneficially owned by our directors and senior management was 5,024,526 shares. As of December 5, 2011, none of our directors or members of senior management, other than Mr. Anderson, beneficially owned 1% or more of our outstanding ordinary shares. Mr. Anderson beneficially owned 1,942,860 ordinary shares, or approximately 1.1% of our ordinary shares outstanding as of December 5, 2011.

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

Stock Option and Incentive Plan

Our Board of Directors has adopted, and our shareholders have approved, our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the 1998 Plan, pursuant to which up to 55,300,000 of our ordinary shares may be issued. The 1998 Plan expires on January 17, 2016. Subject to stockholder approval at our 2012 Annual General Meeting, our Board of Directors has approved a 7,000,000 ordinary share increase in the size of the 1998 Stock Option Plan, with the limitation that these additional ordinary shares may only be used to grant stock options or stock appreciation rights.

The 1998 Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the 1998 Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2011, of the 55,300,000 ordinary shares available for issuance under the 1998 Plan, 26,234,063 ordinary shares had been issued as a result of option exercises and restricted share issuances under the provisions of the 1998 Plan, and 8,850,377 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards dominated in stock units. As of November 30, 2011, there were outstanding options to purchase an aggregate of 19,071,061 ordinary shares at exercise prices ranging from $6.40 to $39.82 per share.

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

As a result of acquisitions, as of September 30, 2011, we are obligated to issue (and have reserved for issuance) an additional 230,085 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $0.38 to $37.66 per share. No additional options have been or will be granted under these predecessor plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 5, 2011 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 172,265,944 ordinary shares outstanding as of December 5, 2011. Information concerning shareholders is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 5, 2011. None of our major shareholders have voting rights that are different from those of any other shareholder.

	Shares
	Beneficially	Percentage
Name	Owned	Ownership

Manning & Napier Advisors, Inc.(1)	17,713,713	10.28%
Thornburg Investment Management Inc.(2)	15,757,400	9.15%
Ameriprise Financial, Inc.(3)	12,931,201	7.51%
All directors and executive officers as a group (17 persons)(4)	5,024,526	2.88%

(1)	Based on a Schedule 13G filed by Manning & Napier Advisors, Inc., or Manning & Napier, with the SEC on February 11, 2011, Manning & Napier had sole voting power over 15,822,958 of our ordinary shares and sole dispositive power over 17,713,713 of our ordinary shares. The address of Manning & Napier is 290 Woodcliff Drive, Fairport, New York 14450.

(2)	The address of Thornburg Investment Management Inc., or Thornburg, is 2300 North Ridgetop Road, Santa Fe, New Mexico 87506. Based on a Schedule 13G filed by Thornburg with the SEC on January 24, 2011, Thornburg had sole voting and dispositive power over all of these ordinary shares.

(3)	Based on a Schedule 13G filed by Ameriprise Financial, Inc., or Ameriprise, and Columbia Management Investment Advisers, LLC, or Columbia, with the SEC on February 11, 2011, Ameriprise and Columbia had shared voting power over 4,010,936 of our ordinary shares and shared dispositive power over 12,931,201 of our ordinary shares. Ameriprise is the parent company of Columbia. Ameriprise and Columbia disclaim beneficial ownership of these shares. The address of Ameriprise and RiverSource is 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

(4)	Includes options held by such directors and executive officers that are exercisable within 60 days after December 5, 2011.

Over the last three years, our major shareholders have included our directors and executive officers as a group, Thornberg, Manning, Ameriprise and its affiliates, AT&T and its affiliates, and other institutional investors, including T. Rowe Price, Janus Capital Management LLC (“Janus”), J&W Seligman & Co. Incorporated (“Seligman”) and Glenview Capital Management, LLC (“Glenview”). AT&T’s share ownership decreased below 5.0% during fiscal 2009 from 5.2% in November 2006. T. Rowe Price, Janus and Glenview Capital Management, LLC ceased to be major shareholders in fiscal 2009. Seligman was acquired by Ameriprise in 2008.

As of December 5, 2011, our ordinary shares were held by 907 record holders. Based on a review of the information provided to us by our transfer agent, 592 record holders, holding approximately 99.96% of our outstanding ordinary shares held of record, were residents of the United States.

Related Party Transactions

AT&T, together with some of its operating subsidiaries, is our most significant customer. During fiscal 2011, AT&T and those subsidiaries accounted for 29% of our revenue. AT&T is also a beneficial owner of companies that provide certain miscellaneous support services to us in the United States.

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

Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol “DOX.” The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

	High	Low

Fiscal Year Ended September 30
2007	$40.74	$32.50
2008	$38.03	$24.65
2009	$27.71	$14.61
2010	$32.44	$24.10
2011	$32.00	$25.41
Quarter
Fiscal 2010:
First Quarter	$29.04	$24.10
Second Quarter	$30.94	$27.75
Third Quarter	$32.44	$26.65
Fourth Quarter	$29.26	$25.64
Fiscal 2011:
First Quarter	$30.96	$25.75
Second Quarter	$30.65	$26.83
Third Quarter	$31.00	$28.34
Fourth Quarter	$32.00	$25.41
Fiscal 2012:
First Quarter (through November 30, 2011)	$31.06	$25.67
Most Recent Six Months
June 2011	$30.50	$28.34
July 2011	$31.98	$30.29
August 2011	$32.00	$25.81
September 2011	$28.66	$25.41
October 2011	$31.06	$25.67
November 2011	$30.74	$27.36

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Amdocs Limited is registered as a company with limited liability pursuant to the laws of the Island of Guernsey with company number 19528 and whose registered office situated at Suite 5, Tower Hill House, Le Bordage, St Peter Port, Guernsey, GY1 3QT. The telephone number at that location is +44-1481-728444.

Our Memorandum of Incorporation, or the Memorandum, provides that the objects and powers of Amdocs Limited are not restricted and our Articles of Incorporation, or the Articles, provide that our business is to engage in any lawful act or activity for which companies may be organized under the Companies (Guernsey) Law, 2008, as amended, or the Companies Law.

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

On January 22, 2009 the Board of Directors was granted a five-year standing authority by the shareholders to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares. As of September 30, 2011, 174,691,685 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares were not changed by the amendment to our charter documents and are set out in the Memorandum and Articles and are as follows:

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

As regards both preferred shares and voting and non-voting ordinary shares, we have the power to purchase any of our own shares, whether or not they are redeemable and may make a payment out of capital for such purchase. If we repurchase shares off market, the repurchase must be approved by special resolution of our shareholders. If we are making a market acquisition of our own shares, the acquisition must be approved by an ordinary resolution of our shareholders. In practice, we expect that we would continue to effect any future repurchases of our ordinary shares through our subsidiaries.

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

General

Our effective tax rate was 12.4% for fiscal 2011, compared to 10.7% for fiscal 2010 and 10.9% for fiscal 2009.

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

Certain Indian Tax Considerations

Through subsidiaries, we operate a development center and a business processing operations center in Pune, India, and another development center in Delhi, India. In 2011, the corporation tax rate applicable in India on trading activities was 32.4%. Our subsidiaries in India operate under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, our subsidiary in Delhi and a business unit we established in Pune are entitled to considerable corporate income tax exemptions on all income derived from such pre-approved information technology activity, provided they continue to meet the conditions required for such tax benefits. The benefits applicable for our Pune-based subsidiaries expired on April 1, 2011. However, as of March 31, 2011, the Minimum Alternative Tax, or MAT, became applicable to all our Indian subsidiaries. The MAT is levied on book profits at the effective rate of 20% (during the Indian fiscal year commencing on April 1, 2011) and can be carried forward for 10 years to be credited against corporate income tax. Our-Delhi based subsidiary and the unit established in Pune are subject to a separate tax entitlement under which each is exempt from tax on its tax incentive-eligible activity for its first five years of operation and each will enjoy 50% reduction on its corporate income tax for such activity for the following five years. After 10 years of operations, such 50% reduction may be available for an additional five years, subject to further investment-related undertakings that we would be required to make. Under Indian laws, any dividend distribution by our Indian subsidiaries would be subject to a dividend distribution tax at the rate of 16.2% to be paid by such subsidiaries. The Indian government has published a draft for the replacement of the country’s tax code. This draft, if enacted, would substantially change Indian tax laws, and might reduce or eliminate the availability of these beneficial tax rates for our Indian subsidiaries.

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

In general, investment programs of our Israeli subsidiary that have already obtained instruments of approval for an Approved Enterprise by the Israeli Investment Center prior to the change in legislation in 2005 continue to be subject to the old provisions of the Investment Law as described below. The revisions that were introduced into the Investment Law in 2005 did not affect our effective tax rate for year ended September 30, 2011 and we do not expect them to have a significant impact on our effective tax rate in fiscal 2012.

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

In recent years changes were introduced to the Encouragements of Capital Investment Act. Among other things, these changes include a prospective cancellation of all tax incentives under existing law. However, under the proposed transition rules, incentive programs commenced prior to 2011 would continue to apply until expired, unless the company elects to apply the regimes provided by the new law. Additionally, the amendments include a tax incentive package that consists of flat tax rates of 10% through 15%, depending on size and location of the taxable entity, for calendar years 2011 through 2012; 7% through 12.5%, depending on size and location of the taxable entity from 2013 through 2014, and 6% through 12% for calendar years 2015 forward. These incentives would apply to industrial companies that meet certain criteria.

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

During fiscal 2011, our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar were approximately 70% to 80% and 50% to 60%, respectively. If more customers will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily Canadian dollars, euros and Australian dollars, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels, Indian rupees and British pounds. We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in Israeli shekels, Canadian dollars, euros and Australian dollars. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 6 to our consolidated financial statements.

The table below (all dollar amounts in millions) presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2011. Notional values are U.S. dollar translated and calculated based on forward rates as of September 30, 2011 for forward contracts, and based on spot rates as of September 30, 2011 for options.

		Fair Value of
	Notional Value*	Derivatives

Foreign exchange contracts	$1,156	$(10.3)

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments are invested in short term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of money market funds, U.S. government treasuries, corporate bonds, government guaranteed debt and U.S. agency securities. As of September 30, 2011, there was $250.0 million of short-term outstanding borrowing under our revolving lines of credit, which we repaid in October 2011.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2011. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2011, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our Code of Ethics and Business Conduct is available on our website at www.amdocs.com, or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Amdocs, Inc.
Attention: Thomas G. O’Brien
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017
Telephone: +1-314-212-8328

We intend to post on our website within five business days all disclosures that are required by law or NYSE rules concerning any amendments to, or waivers from, any provision of the code.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During each of the last three fiscal years, Ernst & Young LLP has acted as our independent registered public accounting firm.

Audit Fees

Ernst & Young billed us approximately $3.3 million for audit services for fiscal 2011, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.2 million for audit services for fiscal 2010.

Audit-Related Fees

Ernst & Young billed us approximately $1.2 million for audit-related services for fiscal 2011. Audit-related services principally include SAS 70 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.7 million for audit-related services for fiscal 2010.

Tax Fees

Ernst & Young billed us approximately $1.8 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2011. Ernst & Young billed us approximately $1.4 million for tax advice in fiscal 2010.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2011 or fiscal 2010.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2011, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2011 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

			(c)
			Total Number of	(d)
			Shares	Maximum Number (or
	(a)		Purchased as Part	Approximate Dollar Value)
	Total Number of	(b)	of Publicly	of Shares that
	Shares	Average Price	Announced Plans	May Yet Be Purchased Under
Period	Purchased	Paid per Share	or Programs	the Plans or Programs(1)

10/1/10-10/31/10	731,229	$29.53	731,229	$289,391,334
11/1/10-11/30/10	1,653,408	$27.10	1,653,408	$224,586,773
12/1/10-12/31/10	1,747,354	$26.87	1,747,354	$197,635,065
01/1/11-01/31/11	1,621,724	$28.02	1,621,724	$152,198,297
02/1/11-02/28/11	1,764,402	$29.43	1,764,402	$1,100,278,602
03/1/11-03/31/11	2,179,520	$29.26	2,179,520	$1,036,503,245
04/1/11-04/30/11	1,656,698	$29.44	1,656,698	$987,722,371
05/1/11-05/31/11	1,815,713	$29.95	1,815,713	$933,344,426
06/1/11-06/30/11	1,833,829	$29.36	1,833,829	$879,503,876
07/1/11-07/31/11	1,324,458	$30.82	1,324,458	$838,678,294
08/1/11-08/31/11	2,926,702	$27.45	2,926,702	$758,346,795
09/1/11-09/30/11	2,610,500	$27.28	2,610,500	$687,136,548

Total	21,865,537	$28.53	21,865,537	$687,136,548

(1)	In April 2010, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. In February 2011, our board of directors adopted an additional share repurchase plan authorizing the repurchase of up to $1 billion of our outstanding ordinary shares over the following 24 months. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In April 2011, we completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and started executing repurchases under the February 2011 plan. In fiscal 2011, we repurchased 21.9 million ordinary shares at an average price of $28.53 per share (excluding broker and transaction fees). As of September 30, 2011, we had remaining authority to repurchase up to $687.1 million of our outstanding ordinary shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2011, and to our website at www.amdocs.com.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2011, 2010 and 2009, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2011 and 2010

Consolidated Statements of Income for the years ended September 30, 2011, 2010 and 2009

Consolidated Statements of Changes in Shareholders’ Equity for the years ended September 30, 2011, 2010 and 2009

Consolidated Statements of Cash Flows for the years ended September 30, 2011, 2010 and 2009

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

Amdocs Limited

/s/  Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary
Authorized U.S. Representative

Date: December 8, 2011

EXHIBIT INDEX

Exhibit
No.		Description

1.1		Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibits 99.1 to Amdocs’ Form 6-K filed January 26, 2009)
1.2		Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)
2	.a.1	Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of New York, as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K, filed March 5, 2004)
2	.a.2	Registration Rights Agreement, dated March 5, 2004, among Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Form 6-K, filed March 5, 2004)
4	.b.1	Further Amended and Restated Information Technology Services Agreement, dated September 1, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 3, 2007)
4	.b.2	Master Agreement for Software and Services between Amdocs, Inc. and SBC Operations, Inc., effective July 7, 1998 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 10.13 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-1, dated May 21, 1999, Registration No. 333-75151)
4	.b.3	Software Master Agreement between Amdocs Software Systems Limited and SBC Services, Inc., effective December 10, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.2 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4	.b.4	Agreement between Amdocs, Inc. and SBC Services, Inc. for Software and Professional Services, effective August 7, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4	.b.5	Amended and Restated Customer Care and Billing Services Agreement, dated as of July 1, 2006, between Sprint/United Management Company and Amdocs Software Systems Limited (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K dated December 13, 2006)
4	.b.6	Agreement Amending the Further Amended and Restated Master Outsourcing Agreement and Master License and Services Agreement, dated as of October 5, 2006, between Bell Canada and Amdocs Canadian Managed Services Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 13, 2006)
4	.b.7	Further Amended and Restated Information Technology Services Agreement, dated as of December 31, 2009, by and between AT&T Services, Inc. and Amdocs Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated November 1, 2010)
4	.b.8	Credit Agreement, dated as of November 27, 2007, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 4.B.9 to Amdocs’ Annual Report on Form 20-F filed December 3, 2007)
4	.c.1	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K filed May 12, 2009)

Exhibit
No.	Description

8	Subsidiaries of Amdocs Limited
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
14.1	Consent of Ernst & Young LLP
100.1	The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2011 and 2010, (ii) Consolidated Statements of Income for the years ended September 30, 2011, 2010 and 2009, (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended September 30, 2011, 2010 and 2009, (iv) the Consolidated Statements of Cash Flows for the years ended September 30, 2011, 2010 and 2009, and (iv) Notes to Consolidated Financial Statements

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm which has issued an attestation report on the Company’s internal control over financial reporting included elsewhere in this Annual Report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2011. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part III. These financial statements and the schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amdocs Limited’s internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 8, 2011 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

New York, New York
December 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Amdocs Limited

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amdocs Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2011 of Amdocs Limited and our report dated December 8, 2011 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

New York, New York
December 8, 2011

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	As of September 30,
	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$831,371	$1,036,195
Short-term interest-bearing investments	342,099	397,104
Accounts receivable, net	565,853	580,000
Deferred income taxes and taxes receivable	112,656	126,083
Prepaid expenses and other current assets	127,341	112,417

Total current assets	1,979,320	2,251,799
Equipment and leasehold improvements, net	258,402	258,273
Deferred income taxes	123,171	132,403
Goodwill	1,739,732	1,637,416
Intangible assets, net	193,422	218,762
Other noncurrent assets	342,525	321,951

Total assets	$4,636,572	$4,820,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$126,977	$168,321
Accrued expenses and other current liabilities	255,212	250,455
Accrued personnel costs	212,414	202,773
Short-term financing arrangements	250,000	200,000
Deferred revenue	151,423	184,481
Deferred income taxes and taxes payable	15,180	18,117

Total current liabilities	1,011,206	1,024,147
Deferred income taxes and taxes payable	310,045	293,723
Other noncurrent liabilities	292,020	273,354

Total liabilities	1,613,271	1,591,224

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 247,640 and 244,131 issued and 174,692 and 193,049 outstanding, in 2011 and 2010, respectively	4,013	3,956
Additional paid-in capital	2,495,211	2,402,163
Treasury stock, at cost — 72,948 and 51,082 ordinary shares in 2011 and 2010, respectively	(1,933,402)	(1,309,161)
Accumulated other comprehensive (loss) income	(19,656)	1,952
Retained earnings	2,477,135	2,130,470

Total shareholders’ equity	3,023,301	3,229,380

Total liabilities and shareholders’ equity	$4,636,572	$4,820,604

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended September 30,
	2011	2010	2009

Revenue:
License	$119,237	$100,967	$135,146
Service	3,058,491	2,883,256	2,727,461

	3,177,728	2,984,223	2,862,607

Operating expenses:
Cost of license	2,627	2,021	2,686
Cost of service	2,066,740	1,903,645	1,831,947
Research and development	221,886	207,836	210,387
Selling, general and administrative	409,465	373,585	344,335
Amortization of purchased intangible assets and other	72,646	86,703	85,153
Restructuring charges and in-process research and development	—	—	20,780

	2,773,364	2,573,790	2,495,288

Operating income	404,364	410,433	367,319
Interest and other expense, net	8,657	25,135	1,165

Income before income taxes	395,707	385,298	366,154
Income taxes	49,042	41,392	39,978

Net income	$346,665	$343,906	$326,176

Basic earnings per share	$1.87	$1.70	$1.60

Diluted earnings per share	$1.86	$1.69	$1.57

Basic weighted average number of shares outstanding	185,213	202,584	204,023

Diluted weighted average number of shares outstanding	186,559	204,076	208,350

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands)

					Accumulated
					Other
			Additional		Comprehensive		Total
	Ordinary Shares		Paid-in	Treasury	(Loss)	Retained	Shareholders’
	Shares	Amount	Capital	Stock	Income	Earnings	Equity

Balance as of October 1, 2008	203,916	$3,900	$2,264,800	$(907,280)	$(14,834)	$1,458,605	$2,805,191
Comprehensive income:
Net income	—	—	—	—	—	326,176	326,176
Unrealized gain on foreign currency hedging contracts, net of $647 tax	—	—	—	—	18,092	—	18,092
Unrealized gain on short-term interest-bearing investments, net of $218 tax	—	—	—	—	4,828	—	4,828
Unrealized gain on defined benefit plan, net of $1,078 tax	—	—	—	—	2,040	—	2,040

Comprehensive income							351,136
Cumulative effect from adoption of FSP No. 115-2/124-2 (primarily codified in ASC 320-10- Investments-Debt and Equity Securities-Overall) at April 1, 2009	—	—	—	—	(1,783)	1,783	—
Employee stock options exercised	1,289	23	27,863	—	—	—	27,886
Repurchase of shares	(468)	—	—	(12,594)	—	—	(12,594)
Tax benefit of stock options exercised/cancelled	—	—	(1,484)	—	—	—	(1,484)
Issuance of restricted stock, net of forfeitures	342	7	—	—	—	—	7
Equity-based compensation expense related to employees	—	—	42,911	—	—	—	42,911

Balance as of September 30, 2009	205,079	3,930	2,334,090	(919,874)	8,343	1,786,564	3,213,053
Comprehensive income:
Net income	—	—	—	—	—	343,906	343,906
Unrealized loss on foreign currency hedging contracts, net of $(1,537) tax	—	—	—	—	(6,934)	—	(6,934)
Unrealized gain on short-term interest-bearing investments, net of $129 tax	—	—	—	—	5,150	—	5,150
Unrealized loss on defined benefit plan, net of $(2,011) tax	—	—	—	—	(4,607)	—	(4,607)

Comprehensive income							337,515
Employee stock options exercised	1,097	17	23,618	—	—	—	23,635
Repurchase of shares	(13,695)	—	—	(389,287)	—	—	(389,287)
Issuance of restricted stock, net of forfeitures	568	9	—	—	—	—	9
Equity-based compensation expense related to employees	—	—	44,455	—	—	—	44,455

Balance as of September 30, 2010	193,049	3,956	2,402,163	(1,309,161)	1,952	2,130,470	3,229,380
Comprehensive income:
Net income	—	—	—	—	—	346,665	346,665
Unrealized loss on foreign currency hedging contracts, net of $(1,589) tax	—	—	—	—	(20,439)	—	(20,439)
Unrealized loss on short-term interest-bearing investments, net of $(24) tax	—	—	—	—	(756)	—	(756)
Unrealized loss on defined benefit plan, net of $(145) tax	—	—	—	—	(413)	—	(413)

Comprehensive income							325,057
Employee stock options exercised	2,590	42	56,417	—	—	—	56,459
Repurchase of shares	(21,866)	—	—	(624,241)	—	—	(624,241)
Issuance of restricted stock, net of forfeitures	919	15	—	—	—	—	15
Equity-based compensation expense related to employees	—	—	36,631	—	—	—	36,631

Balance as of September 30, 2011	174,692	$4,013	$2,495,211	$(1,933,402)	$(19,656)	$2,477,135	$3,023,301

As of September 30, 2011, 2010 and 2009, accumulated other comprehensive (loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(14,437), $6,002 and $12,936, unrealized loss on short-term interest-bearing investments, net of tax, of $(2,023), $(1,267) and $(6,417) and unrealized (loss) gain on defined benefit plan, net of tax, of $(3,196), $(2,783) and $1,824.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,
	2011	2010	2009

Cash Flow from Operating Activities:
Net income	$346,665	$343,906	$326,176
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	181,477	195,940	198,119
Loss from divestiture of a subsidiary	—	23,399	—
In-process research and development expenses	—	—	5,640
Equity-based compensation expense	36,631	44,455	42,911
Deferred income taxes	1,252	(19,137)	16,249
Gain on repurchase of convertible notes	—	—	(2,185)
Excess tax benefit from equity-based compensation	(178)	(126)	(18)
Loss (gain) from short-term interest-bearing investments	1,386	(1,284)	4,449
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	38,062	(131,387)	131,527
Prepaid expenses and other current assets	(10,741)	9,009	(13,614)
Other noncurrent assets	(15,807)	(35,948)	(2,690)
Accounts payable, accrued expenses and accrued personnel	(46,976)	187,652	(160,321)
Deferred revenue	(34,444)	33,927	20,956
Income taxes payable, net	27,289	20,272	(19,980)
Other noncurrent liabilities	10,876	14,520	(28,063)

Net cash provided by operating activities	535,492	685,198	519,156

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(109,779)	(86,945)	(82,331)
Proceeds from sale of short-term interest-bearing investments	591,147	1,503,231	1,045,278
Purchase of short-term interest-bearing investments	(521,999)	(1,449,494)	(963,433)
Net cash paid for acquisitions	(162,964)	(200,307)	(65,890)
Net cash received from divestiture of a subsidiary	—	20,275	—
Other	(18,076)	1,734	—

Net cash used in investing activities	(221,671)	(211,506)	(66,376)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	250,000	200,000	450,000
Payments under financing arrangements	(200,000)	—	(450,000)
Redemption of convertible notes	—	—	(330,780)
Repurchase of convertible notes	—	—	(116,015)
Repurchase of shares	(624,241)	(389,287)	(20,014)
Proceeds from employee stock options exercised	56,474	23,644	27,893
Payments under capital lease, short-term financing arrangements and other	(878)	(616)	(3,952)

Net cash used in financing activities	(518,645)	(166,259)	(442,868)

Net (decrease) increase in cash and cash equivalents	(204,824)	307,433	9,912
Cash and cash equivalents at beginning of year	1,036,195	728,762	718,850

Cash and cash equivalents at end of year	$831,371	$1,036,195	$728,762

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$19,611	$46,448	$39,793
Interest	433	2,846	3,321

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

Note 1 —	Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, media and entertainment industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems primarily for leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of advertising and media solutions for local marketing service providers and search and directory publishers.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Investments

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds, government guaranteed debt and U.S. agency securities, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive (loss) income” in shareholders’ equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the first in first out (FIFO) method for determining the cost of securities. The Company recognizes an impairment charge in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while other declines in fair value related to other factors are recognized in other comprehensive (loss) income. The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit losses. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered credit loss.

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

Goodwill, Intangible Assets and Long-Lived Assets

Goodwill and intangible assets deemed to have indefinite lives are subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The goodwill impairment test involves a two-step process. The first step, identifying a potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Any excess of the reporting unit goodwill carrying value over the respective implied fair value is recognized as an impairment loss.

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

Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy generally results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other acquired customer arrangements are amortized over their estimated useful lives on a straight-line basis.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The Company tests long-lived assets, including definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition. Measurement of an impairment loss for long-lived assets, including definite life intangible assets that management expects to hold and use is based on the fair value of the cash generating unit. Long-lived assets, including definite life intangible assets, to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Comprehensive (Loss) Income

Comprehensive (loss) income, net of related taxes where applicable, includes, in addition to net income:

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

Income Taxes

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not, the Company will not be able to realize their benefit.

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

Revenue Recognition

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, combined license and service revenue generally is recognized over the course of these long-term projects, using the percentage of completion

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

method of accounting. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit.

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

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement as well as, in some cases, possesses other attributes such as pricing and supplier selection latitude. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis. Revenue from third-party sales is included in service revenue and was less than 10% of total revenue in each of fiscal 2011, 2010 and 2009.

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

Many of the Company’s agreements include multiple deliverables. The Company’s multiple element arrangements are comprised of a variety of different combinations of the deliverables mentioned above. For multiple element arrangements within the scope of software revenue recognition guidance, the Company allocates revenue to each element based upon its relative fair value as determined by Vendor Specific Objective Evidence (“VSOE”). In the absence of fair value for a delivered element the Company uses the residual method. The residual method requires that the Company first allocate revenue to the fair value of the undelivered elements and residual revenue to delivered elements. If VSOE of any undelivered items does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of (i) delivery of those elements for which VSOE does not exist or (ii) when VSOE can be established. However, in limited cases where maintenance is the only undelivered element without VSOE, the entire arrangement fee is recognized ratably. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification, implementation and integration and maintenance to determine the appropriate value for the license component. Beginning October 1, 2009, the Company adopted the new authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under this guidance the Company allocates revenue to each element based upon the relative fair value. Fair value

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

would be allocated by using a hierarchy of 1) VSOE, 2) third-party evidence of selling price for that element, or 3) estimated selling price, or ESP, for individual elements of an arrangement when VSOE or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration. The Company determines ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which the Company offers its services and internal costs. The determination of ESP is judgmental and is made through consultation with and approval by management.

In circumstances where the Company enters into a contract with a customer for the provision of managed services for a defined period of time, the Company defers certain incremental costs incurred at the inception of the contract. These costs include time and expense incurred in association with the origination of a contract. In addition, if the revenue for a delivered item is not recognized because it is not separable from the undelivered item, then the Company also defers the cost of the delivered item. The deferred costs are amortized on a straight-line basis over the managed services period, or over the recognition period of the undelivered item. Revenue associated with these capitalized costs is deferred and is recognized over the same period.

Deferred revenue represents billings to customers for licenses and services for which revenue has not been recognized. Deferred revenue that is expected to be recognized beyond the next 12 months is considered long-term deferred revenue. Unbilled accounts receivable include all revenue amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Unbilled accounts receivable that are expected to be billed beyond the next 12 months are considered long-term unbilled receivables. Allowances that are netted against accounts receivable represent amounts provided for accounts for which their collectibility is not probable.

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

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments, and trade receivables. Cash and cash equivalents are maintained with several financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple financial institutions and monitoring the risk profiles of these counterparties. The Company has conservative investment policy guidelines under which it invests its excess cash primarily in highly liquid U.S. dollar-denominated securities. The Company’s revenue is generated primarily in North America. To a lesser extent, revenue is generated in Europe, the Asia-Pacific region and Latin America. Most of the Company’s customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company’s business is subject to the effects of general global economic conditions and market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral.

The Company evaluates accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably probable. As of September 30, 2011, the Company had two customers, including their subsidiaries, with accounts receivable balance of more than 10% of total accounts receivable, aggregating 35.3%, which is lower than their respective portion of total revenue. As of September 30, 2010, the Company had one customer, including its subsidiaries, with an accounts receivable balance of more than 10% of total accounts receivable, aggregating 30.0%.

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

Derivatives and Hedging

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive (loss) income until the hedged item is recognized in earnings. The ineffective portion of a derivative designated as a cash flow hedge is recognized in earnings. If a derivative does not meet the definition of a cash flow hedge, the changes in the fair value are included in earnings.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board, or FASB, issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for the Company beginning October 1, 2012 and early adoption is permitted. The Company does not expect the adoption of this new guidance will have a material impact on its financial statements.

In June 2011, the FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity, and will become effective for the Company beginning October 1, 2012. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the company beginning January 1, 2012. The Company does not expect the adoption of this new guidance will have a material impact on its financial statements.

Adoption of New Accounting Standards

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which was effective for the Company beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this new guidance did not have a material impact on the Company’s financial statements.

Note 3 —	Acquisitions

The Company acquired several entities during fiscal 2011, 2010 and 2009. The entities have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year.

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

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2011 and 2010:

	As of September 30, 2011
	Level 1	Level 2	Total

Available-for-sale securities:
Money market funds	$510,711	$—	$510,711
U.S. government treasuries	110,339	—	110,339
Corporate bonds	—	80,355	80,355
Government guaranteed debt	—	71,160	71,160
U.S. agency securities	—	57,540	57,540
Supranational and sovereign debt	—	10,270	10,270
Mortgages (including agencies and corporate)	—	6,395	6,395
Asset backed obligations	—	4,509	4,509
Commercial paper and certificates of deposit	10,105	6,105	16,210

Total available-for-sale securities	631,155	236,334	867,489

Derivative financial instruments, net	—	(10,270)	(10,270)

Total	$631,155	$226,064	$857,219

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

	As of September 30, 2010
	Level 1	Level 2	Total

Available-for-sale securities:
Money market funds	$867,335	$—	$867,335
U.S. government treasuries	111,912	—	111,912
Corporate bonds	—	58,742	58,742
Government guaranteed debt	—	102,112	102,112
U.S. agency securities	—	65,724	65,724
Supranational and sovereign debt	—	23,771	23,771
Mortgages (including agencies and corporate)	—	18,948	18,948
Asset backed obligations	—	7,147	7,147
Commercial paper and certificates of deposit	10,048	9,254	19,302

Total available-for-sale securities	989,295	285,698	1,274,993

Derivative financial instruments, net	—	4,333	4,333

Total	$989,295	$290,031	$1,279,326

Available for sale securities classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2011.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued personal costs, short-term financing arrangements and other current liabilities approximates their fair value because of the relatively short maturity of these items.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 5 —	Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2011
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Money market funds	$510,711	$—	$—	$510,711
U.S. government treasuries	110,021	318	—	110,339
Corporate bonds	80,517	400	562	80,355
Government guaranteed debt	70,725	435	—	71,160
U.S. agency securities	57,232	308	—	57,540
Supranational and sovereign debt	10,247	23	—	10,270
Mortgages (including agencies and corporate)	7,576	—	1,181	6,395
Asset backed obligations	5,469	—	960	4,509
Commercial paper and certificates of deposit	17,092	—	882	16,210

Total(1)	$869,590	$1,484	$3,585	$867,489

(1)	Available-for-sale securities are classified as short-term interest-bearing investments on the Company’s balance sheet, except for $525,390 of securities with maturities from date of acquisition of 90 days or less which are included in cash and cash equivalents as of September 30, 2011.

	As of September 30, 2010
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Money market funds	$867,335	$—	$—	$867,335
U.S. government treasuries	111,685	227	—	111,912
Corporate bonds	59,247	728	1,233	58,742
Government guaranteed debt	100,832	1,280	—	102,112
U.S. agency securities	64,837	887	—	65,724
Supranational and sovereign debt	23,672	99	—	23,771
Mortgages (including agencies and corporate)	21,062	372	2,486	18,948
Asset backed obligations	8,230	—	1,083	7,147
Commercial paper and certificates of deposit	19,414	—	112	19,302

Total(2)	$1,276,314	$3,593	$4,914	$1,274,993

(2)	Available-for-sale securities are classified as short-term interest-bearing investments on the Company’s balance sheet, except for $877,889 of securities with maturities from date of acquisition of 90 days or less which are included in cash and cash equivalents as of September 30, 2010.

As of September 30, 2011, the unrealized losses were primarily due to credit market conditions and interest rate movements. A significant portion of the unrealized losses has been in a continuous loss position for 12 months or greater. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, an immaterial credit loss was recognized through earnings in fiscal 2011, 2010 and 2009. As of September 30, 2011, unrealized losses of $718 related to other-than-temporarily impaired securities are included in accumulated other comprehensive (loss) income.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table presents a cumulative roll forward of credit losses recognized in earnings as of September 30, 2011:

Balance as of October 1, 2009	$1,757
Credit losses on debt securities for which an other-than-temporary impairment was not previously recognized	198
Additional credit losses on debt securities for which an other-than-temporary impairment was previously recognized	562
Reductions for securities realized during the period	(930)

Balance as of September 30, 2010	1,587
Credit losses on debt securities for which an other-than-temporary impairment was not previously recognized	73
Additional credit losses on debt securities for which an other-than-temporary impairment was previously recognized	289
Reductions for securities realized during the period	(1,221)

Balance as of September 30, 2011	$728

As of September 30, 2011, the Company’s available-for-sale securities had the following maturity dates:

Market Value

within one year	$672,112
1 to 2 years	138,223
2 to 3 years	38,655
3 to 4 years	3,479
Thereafter	15,020

$867,489

Note 6 —	Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. The Company has elected to present the related assets and liabilities on a gross basis. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform according to the terms of the contracts, based on the fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $10,475 as of September 30, 2011. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the credit-worthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2011. Notional values are U.S. dollar translated and calculated based on forward rates as of September 30, 2011 for forward contracts, and based on spot rates as of September 30, 2011 for options.

Notional Value*

Foreign exchange contracts	$1,156,073

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. Please see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of September 30, 2011 and September 30, 2010, as an asset or a liability is as follows:

	As of
	September 30,
	2011	2010

Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$3,800	$8,993
Other noncurrent assets	597	669
Accrued expenses and other current liabilities	(14,292)	(960)
Other noncurrent liabilities	(4,622)	(292)

	(14,517)	8,410
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	9,411	4,020
Accrued expenses and other current liabilities	(5,164)	(8,097)

	4,247	(4,077)

Net fair value	$(10,270)	$4,333

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward and option contracts outstanding as of September 30, 2011 are expected to mature within the next 12 months).

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, a separate component of shareholders’ equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statement of income for the fiscal years ended September 30, 2011 and 2010, respectively, which partially offset the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from
	Other Comprehensive (Loss) Income (Effective Portion)
	Year Ended September 30,
	2011	2010

Line item in statement of income:
Revenue	$(2,410)	$(3,466)
Cost of service	11,244	9,131
Research and development	2,477	2,490
Selling, general and administrative	2,220	1,306

Total	$13,531	$9,461

An aggregate gain of $11,956 and $8,138, net of taxes, was reclassified from other comprehensive (loss) income in the fiscal years ended September 30, 2011 and 2010, respectively. The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2011 and 2010, was not material.

As of September 30, 2011, net losses related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive (loss) income totaled $14,437, of which $11,211 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. (Losses) gains from cash flow hedges recognized in other comprehensive (loss) income during the fiscal years ended September 30, 2011 and 2010 were $(8,497) and $990, or $(8,483) and $1,204, net of taxes, respectively.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

The activity related to the changes in net unrealized (losses) gains on cash flow hedges, net of tax, is as follows:

	Year Ended September 30,
	2011	2010

Net unrealized gains on cash flow hedges, net of tax, beginning of period	$6,002	$12,936
Changes associated with hedging transactions, net of tax	(8,483)	1,204
Reclassification into earnings, net of tax	(11,956)	(8,138)

Net unrealized (loss) gains on cash flow hedges, net of tax, end of period	$(14,437)	$6,002

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statement of income for the fiscal years ended September 30, 2011 and 2010, respectively, which partially offset the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses)
	Recognized in Income
	Year Ended September 30,
	2011	2010

Line item in statement of income:
Revenue	$(2,060)	$(2,461)
Cost of service	(1,301)	1,464
Research and development	151	280
Selling, general and administrative	(254)	339
Interest and other expense, net	1,713	(1,613)
Income taxes	(311)	(489)

Total	$(2,062)	$(2,480)

Note 7 —	Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of September 30,
	2011	2010

Accounts receivable — billed	$509,371	$529,182
Accounts receivable — unbilled	72,048	62,246
Less — allowances	(15,566)	(11,428)

Accounts receivable, net	$565,853	$580,000

Note 8 —	Equipment and Leasehold Improvements, Net

Components of equipment and leasehold improvements, net are:

	As of September 30,
	2011	2010

Computer equipment	$866,691	$777,135
Leasehold improvements	164,781	157,268
Furniture, fixtures and other	57,710	55,129

	1,089,182	989,532
Less accumulated depreciation	(830,780)	(731,259)

	$258,402	$258,273

Total depreciation expense on equipment and leasehold improvements for fiscal years 2011, 2010 and 2009, was $113,910, $111,966 and $110,365, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 9 —	Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of October 1, 2009	$1,539,424
Goodwill resulting from immaterial acquisitions	151,434
Decrease in goodwill as a result of divestiture of a subsidiary(1)	(53,442)

As of September 30, 2010	1,637,416
Goodwill resulting from an immaterial acquisition(2)	103,586
Other	(1,270)

As of September 30, 2011	$1,739,732

(1)	Please see Note 16 to the consolidated financial statements.

(2)	During fiscal 2011, the Company acquired Bridgewater Systems (“Bridgewater”), a provider of policy management and network control solutions. In allocating the total preliminary purchase price for Bridgewater, based on estimated fair values, the Company recorded $103,586 of goodwill, $16,900 of core technology amortized over 8 years, $22,899 of customer arrangements amortized over 10 years and $2,329 of other intangible assets amortized over 5 years.

The following table presents the amortization expense of the Company’s purchased intangible assets, included in each financial statement caption reported in the consolidated statements of income:

	Year Ended September 30,
	2011	2010	2009

Cost of service	$1,609	$1,533	$1,820
Amortization of purchased intangible assets	65,958	82,441	85,153

Total	$67,567	$83,974	$86,973

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company used its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2011, 2010 and 2009.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table presents details of the Company’s total purchased intangible assets:

	Estimated
	Useful Life		Accumulated
	(in years)	Gross	Amortization	Net

September 30, 2011
Core technology	4-8	$381,056	$(311,541)	$69,515
Customer arrangements	6-15	327,207	(215,961)	111,246
Intellectual property rights and purchased computer software	3-10	51,996	(51,996)	—
Other	2-10	23,082	(10,421)	12,661

Total		$783,341	$(589,919)	$193,422

September 30, 2010
Core technology	4-8	$364,057	$(272,798)	$91,259
Customer arrangements	6-15	304,308	(189,062)	115,246
Intellectual property rights and purchased computer software	3-10	51,996	(51,996)	—
Other	2-10	20,753	(8,496)	12,257

Total		$741,114	$(522,352)	$218,762

The estimated future amortization expense of purchased intangible assets as of September 30, 2011 is as follows:

Amount

Fiscal year:
2012	$52,145
2013	35,787
2014	26,493
2015	21,736
2016	18,590
Thereafter	38,671

Total	$193,422

Note 10 —	Other Noncurrent Assets

Other noncurrent assets consist of the following:

	As of September 30,
	2011	2010

Funded employee benefit costs(1)	$137,515	$131,274
Deferred costs(2)	94,546	109,698
Long term accounts receivable-unbilled	32,657	43,018
Prepaid expense	31,894	6,523
Other	45,913	31,438

	$342,525	$321,951

(1)	Please see Note 18 to the consolidated financial statements.

(2)	Please see Note 2 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 11 —	Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2011	2010	2009

Current	$47,791	$60,529	$21,361
Deferred	1,251	(19,137)	18,617

	$49,042	$41,392	$39,978

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2011	2010

Deferred tax assets:
Deferred revenue	$40,436	$37,304
Employee compensation and benefits	65,320	66,804
Intangible assets, computer software and intellectual property	16,882	21,184
Net operating loss carryforwards	136,940	144,830
Other	92,412	63,358

Total deferred tax assets	351,990	333,480
Valuation allowances(1)	(137,836)	(106,743)

Total deferred tax assets, net	214,154	226,737

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(36,640)	(37,521)
Intangible assets, computer software and intellectual property	(106,408)	(111,423)
Managed services costs	(11,110)	(13,898)
Other	(23,674)	(18,819)

Total deferred tax liabilities	(177,832)	(181,661)

Net deferred tax assets	$36,322	$45,076

(1)	Subsequent releases of the valuation allowance will be recognized through earnings.

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2011	2010	2009

Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes	12	11	11

Effective income tax rate	12%	11%	11%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

During fiscal 2011, the net increase in valuation allowances was $31,093, which related to the uncertainty of realizing tax benefits primarily for net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. Of the increase, $12,625 was charged to other accounts, primarily goodwill in connection with a 2011 immaterial acquisition, with the remainder recorded to earnings. As of September 30, 2011, the Company had net operating loss carryforwards of $485,199, of which $152,738 have expiration dates through 2031 and the remainder do not expire.

During fiscal 2010, the net increase in valuation allowances was $23,963, which related to the uncertainty of realizing tax benefits primarily for net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. Of the increase, $10,541 was charged to other accounts, primarily goodwill in connection with 2010 immaterial acquisitions, with the remainder recorded to earnings. As of September 30, 2010, the Company had net operating loss carryforwards of $520,098, of which $159,682 have expiration dates through 2029 and the remainder do not expire.

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2011	2010

Balance at beginning of fiscal year	$118,662	$103,304
Additions based on tax positions related to the current year	19,849	19,883
Additions for tax positions of prior years(1)	3,548	19,832
Settlements with tax authorities	(5,231)	(20,703)
Lapse of statute of limitations	(3,967)	(3,654)

Balance at end of fiscal year	$132,861	$118,662

(1)	Additions for tax positions of prior years in fiscal 2010, primarily relates to immaterial acquisitions in fiscal 2010.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $132,861 as of September 30, 2011, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2011, the Company has accrued $17,973 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $2,403 was recognized in the statement of income in fiscal 2011. As of September 30, 2010, the Company has accrued $15,570 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $880 was recognized in the statement of income in fiscal 2010.

The Company is currently under audit in several jurisdictions for the tax years 2005 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

Within the next 12 months the Company believes that the amount of unrecognized tax benefits will increase in the ordinary course of business. In addition it is reasonably possible that the amount of unrecognized tax benefits will decrease by $14,230 as a result of lapse of statute of limitations in jurisdictions in which the Company operates.

Note 12 —	Repurchase of Shares

In April 2010, the Company’s board of directors authorized a share repurchase plan allowing the repurchase of up to $700,000 of its outstanding ordinary shares over the following 12 months. In February 2011, the Company’s board of directors adopted a share repurchase plan authorizing the repurchase of up to $1,000,000 of the Company’s

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

outstanding ordinary shares over the following 24 months. The authorizations permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. In April 2011, the Company completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and began executing repurchases under the February 2011 plan. In fiscal 2011, the Company repurchased 21,866 ordinary shares at an average price of $28.53 per share (excluding broker and transaction fees). In fiscal 2010, the Company repurchased 13,695 ordinary shares at an average price of $28.41 per share (excluding broker and transaction fees). As of September 30, 2011, the Company had remaining authority to repurchase up to $687,137 of its outstanding ordinary shares.

Note 13 —	Financing Arrangements

In November 2007, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks, which is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depending on the circumstances of any advance and is based on the Company’s credit ratings. As of September 30, 2011, the Company was in compliance with the financial covenants under the revolving credit facility. In September 2010, the Company borrowed an aggregate of $200,000 under the facility and repaid it in October 2010. In September 2011, the Company borrowed an aggregate of $250,000 under the facility and repaid it in October 2011.

As of September 30, 2011, the Company had outstanding letters of credit and bank guarantees of $41,225. These were supported by a combination of the credit facilities and restricted cash balances that the Company maintains with various banks. In addition, as of September 30, 2011, the Company had outstanding obligations of $1,126 in connection with leasing arrangements.

Note 14 —	Other Noncurrent Liabilities

Other noncurrent liabilities consists of the following:

	As of September 30,
	2011	2010

Accrued employees costs(1)	$181,890	$170,780
Noncurrent deferred revenue	80,560	75,826
Accrued pension liability(2)	14,926	15,173
Other	14,644	11,575

	$292,020	$273,354

(1)	Primarily severance pay liability in accordance with Israeli law. Please see Note 18 to the consolidated financial statements.

(2)	Primarily relates to funded status of non-contributory defined benefit plans. Please see Note 18 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 15 —	Interest and other expense, net

Interest and other expense, net, consists of the following:

	Year Ended September 30,
	2011	2010	2009

Interest income	$(6,180)	$(7,670)	$(16,371)
Interest expense	2,882	3,135	7,865
Gain from repurchase of 0.5% Notes	—	—	(2,185)
Foreign exchange loss	9,737	5,551	5,713
Loss from divestiture of a subsidiary(1)	—	23,399	—
Other, net	2,218	720	6,143

	$8,657	$25,135	$1,165

(1)	See Note 16 to the consolidated financial statements.

Note 16 —	Divestiture of a Subsidiary

In April 2010, the Company divested an 81% majority stake in Longshine Information Technology Company Ltd., its Chinese subsidiary acquired in 2005, to a newly formed and locally-managed entity, Longshine Technology Holding, Ltd. for approximately $26,730. The Company divested its stake after the market dynamics in China did not evolve as it had anticipated and the Company believed the divestiture would enable it to better focus its efforts on service provider opportunities in China with the Company’s CES 8 portfolio. The Company retains a minority interest in Longshine, which is accounted using the cost method. In connection with the divestiture, during fiscal 2010, the Company recorded a loss of $23,399. The loss has been reflected in interest and other expense, net.

Note 17 —	Contingencies

Commitments

The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments based on the Company’s contractual obligations as of September 30, 2011 are as follows:

For the years ended September 30,

2012	$60,391
2013	47,125
2014	36,153
2015	28,663
Thereafter	77,354

$249,686

Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $4,292, $2,791, $603 and $83 for the years ended September 30, 2012, 2013, 2014 and 2015, respectively.

Rent expense net of sublease income, including accruals for future lease losses, was approximately $40,104, $40,560 and $43,726 for fiscal 2011, 2010 and 2009, respectively.

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

Guarantor’s Accounting and Disclosure Requirements for Guarantees

The Company generally offers its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2011, 2010 and 2009.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

Note 18 —	Employee Benefits

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included as accrued employee costs in other noncurrent liabilities, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. These severance expenses were $28,054, $19,570 and $14,616 for fiscal 2011, 2010 and 2009, respectively.

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal 2011, 2010 and 2009 under such plans were not material compared to total operating expenses.

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

The pension and other benefits costs related to the non-contributory defined benefit plans were immaterial in fiscal 2011, 2010 and 2009.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 19 —	Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. The maximum number of ordinary shares authorized to be granted under the Plan is 55,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the years ended September 30, 2011, 2010 and 2009:

	Number of
	Share	Weighted Average
	Options	Exercise Price

Outstanding as of October 1, 2008	22,388	$32.89
Granted	3,658	18.70
Exercised	(1,289)	21.63
Forfeited	(3,436)	34.20

Outstanding as of September 30, 2009	21,321	30.93
Granted	4,735	27.71
Exercised	(1,097)	21.55
Forfeited	(2,761)	40.64

Outstanding as of September 30, 2010	22,198	29.50
Granted	4,210	28.00
Exercised	(2,590)	21.79
Forfeited	(3,372)	38.73

Outstanding as of September 30, 2011(1)	20,446	$28.64

Exercisable on September 30, 2011(1)	12,656	$29.66

(1)	At September 30, 2011, the weighted average remaining contractual life of outstanding and exercisable options was 6.20 and 4.82 years, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table summarizes information relating to awards of restricted shares, as well as changes during the years ended September 30, 2011, 2010 and 2009:

		Weighted Average
	Number of	Grant Date Fair
	Shares	Value

Outstanding as of October 1, 2008	1,105	$33.78
Granted	583	18.42
Vested	(315)	33.43
Forfeited	(248)	34.80

Outstanding as of September 30, 2009	1,125	25.69
Granted	650	27.43
Vested	(445)	26.83
Forfeited	(78)	26.95

Outstanding as of September 30, 2010	1,252	26.11
Granted	1,154	28.99
Vested	(437)	26.03
Forfeited	(235)	27.93

Outstanding as of September 30, 2011	1,734	$27.80

The total intrinsic value of options exercised and the value of restricted shares vested during fiscal 2011 was $19,394 and $12,376, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2011 was $27,504 and $15,091, respectively.

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for fiscal 2011, 2010 and 2009 was $2,350, $3,677 and $5,660, respectively.

As of September 30, 2011, there was $46,441 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method, which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

The following table summarizes information about stock options outstanding as of September 30, 2011:

Outstanding				Exercisable
		Weighted Average
		Remaining
		Contractual	Weighted		Weighted
	Number	Life	Average	Number	Average
Exercise Price	Outstanding	(in Years)	Exercise Price	Exercisable	Exercise Price

$ 0.38 — 16.75	285	2.11	$11.14	245	$10.99
16.92 — 19.12	1,086	7.22	17.34	458	17.47
19.94 — 25.38	1,542	5.59	21.37	877	21.95
25.89 — 26.50	2,058	6.77	26.05	1,955	26.04
26.57 — 27.47	2,725	8.84	26.68	191	26.72
27.60 — 29.14	4,208	7.53	28.59	1,445	27.92
29.19 — 32.12	2,908	2.42	31.18	2,513	31.22
32.15 — 33.16	2,890	6.18	33.04	2,599	33.07
33.74 — 35.00	1,499	5.44	34.74	1,287	34.71
35.45 — 37.66	905	5.72	35.80	746	35.88
38.02 — 39.82	340	5.09	39.12	340	39.12

Employee equity-based compensation pre-tax expense for the years ended September 30, 2011, 2010 and 2009 was as follows:

	Year Ended September 30,
	2011	2010	2009

Cost of service	$14,641	$20,061	$21,733
Research and development	2,701	4,218	4,249
Selling, general and administrative	19,289	20,176	16,929

Total	$36,631	$44,455	$42,911

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2011	2010	2009

Risk-free interest rate(1)	1.50%	1.98%	1.94%
Expected life of stock options(2)	4.50	4.32	4.46
Expected volatility(3)	30.5%	31.5%	47.9%
Expected dividend yield(4)	None	None	None
Fair value per option	$7.76	$7.66	$7.54

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.

(2)	Expected life of stock options is based upon historical experience.

(3)	Expected volatility is based on blended volatility. Please see Note 2 to the consolidated financial statements.

(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

Note 20 —	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2011	2010	2009

Numerator:
Numerator for basic earnings per share	$346,665	$343,906	$326,176
Effect of assumed conversion of 0.50% convertible notes	—	—	1,486

Numerator for diluted earnings per share	$346,665	$343,906	$327,662

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	185,213	202,584	204,023
Effect of assumed conversion of 0.50% convertible notes	24	24	3,948
Effect of dilutive stock options granted	1,322	1,468	379

Denominator for dilutive earnings per share — adjusted weighted average shares and assumed conversions	186,559	204,076	208,350

Basic earnings per share	$1.87	$1.70	$1.60

Diluted earnings per share	$1.86	$1.69	$1.57

The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

For the fiscal year ended September 30, 2011, 2010 and 2009, 14,970, 16,201 and 20,623 shares, respectively were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

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

	Year Ended September 30,
	2011	2010	2009

Revenue
United States	$1,899,173	$1,847,351	$1,754,309
Canada	433,923	404,658	400,264
Europe	403,115	353,239	394,263
Rest of the world	441,517	378,975	313,771

Total	$3,177,728	$2,984,223	$2,862,607

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

	As of September 30,
	2011	2010	2009

Long-lived Assets(1)
United States	$81,773	$110,245	$138,520
Israel	45,669	40,717	43,978
India	35,071	36,322	32,578
Europe	47,717	35,353	35,366
Rest of the world	48,172	35,636	29,217

Total	$258,402	$258,273	$279,659

(1)	Includes equipment and leasehold improvements.

Revenue and Customer Information

Customer experience systems includes the following offerings: revenue management (convergent charging and billing, mediation, and partner relationship management), customer management (customer care, and sales and ordering), operations support systems (OSS) (network planning, service fulfillment, service assurance, inventory and discovery, service order management and OSS systems integration services), service delivery (convergent service platform, digital services, and convergent applications), portfolio enablers and network control. Customer experience systems also include a comprehensive line of services such as consulting, delivery and managed services, system implementation, integration, modification, consolidation, modernization and ongoing support, enhancement and maintenance. Directory includes comprehensive set of products and services for local marketing service providers and search and directory publishers.

	Year Ended September 30,
	2011	2010	2009

Customer experience systems	$2,978,288	$2,775,271	$2,685,460
Directory	199,440	208,952	177,147

Total	$3,177,728	$2,984,223	$2,862,607

Sales to Significant Customers

The following table summarizes the percentage of sales to significant customer groups (when they amount to at least 10 percent of total revenue for the year).

	Year Ended September 30,
	2011	2010	2009

Customer 1	29%	29%	33%
Customer 2	11	12	10
Customer 3	10	10	10

Note 22 —	Operational Efficiency Program

In the three months ended December 31, 2008, the Company commenced a series of measures designed to align its operational structure to its expected future activities and to improve efficiency. In fiscal 2009, as part of this plan and in connection with a previous year plan, the Company recorded a charge of $15,140 consisting primarily of employee separation costs in connection with the termination of the employment of software and information

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollar and share amounts in thousands, except per share data)

technology specialists and administrative professionals at various locations around the world. The majority of the payments for the separation of employees were made in fiscal 2009. Remaining amounts were paid in fiscal 2010.

Note 23 —	Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,

2011
Revenue	$812,203	$801,409	$788,935	$775,181
Operating income	104,552	105,672	106,556	87,584
Net income	87,379	91,785	94,110	73,391
Basic earnings per share	0.49	0.50	0.50	0.38
Diluted earnings per share	0.49	0.50	0.50	0.38
2010
Revenue	$762,194	$753,249	$743,969	$724,811
Operating income	102,888	105,269	103,127	99,149
Net income	94,738	92,265	68,550	88,353
Basic earnings per share	0.49	0.45	0.33	0.43
Diluted earnings per share	0.48	0.45	0.33	0.43

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

			Valuation Allowances
			on Net
	Accounts Receivable		Deferred Tax
	Allowances		Assets

Balance as of October 1, 2008	$34,564		$76,481
Charged to costs and expenses	1,436		22,756	(1)
Charged to revenue	3,768		—
Charged to other accounts	3,397	(2)	—
Deductions	(33,287	) (4)	(16,457	) (3)

Balance as of September 30, 2009	9,878		82,780
Charged to costs and expenses	2,710		18,344	(5)
Charged to revenue	1,329		—
Charged to other accounts	1,503	(7)	15,601	(6)
Deductions	(3,992)		(9,982	) (8)

Balance as of September 30, 2010	11,428		106,743
Charged to costs and expenses	7,602		24,372	(9)
Charged to revenue	2,132		—
Charged to other accounts	1,488	(11)	16,685	(10)
Deductions	(7,084)		(9,964	)(12)

Balance as of September 30, 2011	$15,566		$137,836

(1)	Valuation allowances on deferred tax assets incurred during fiscal 2009.

(2)	Acquired as part of a 2009 small acquisition.

(3)	$3,481 of valuation allowances on deferred tax assets incurred primarily in connection with 2006 and 2008 acquisitions was released through goodwill, $7,172 of valuation allowances on deferred tax assets was written off against the related deferred tax assets, the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(4)	Primarily attributable to a settlement with a customer in which the allowances were written off against the related accounts receivable.

(5)	Valuation allowances on deferred tax assets incurred during fiscal 2010.

(6)	Includes valuation allowances on deferred tax assets incurred in connection with 2010 small acquisitions.

(7)	Acquired as part of 2010 small acquisitions.

(8)	$5,060 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(9)	Valuation allowances on deferred tax assets incurred during fiscal 2011.

(10)	Includes valuation allowances on deferred tax assets incurred in connection with 2011 small acquisition.

(11)	Acquired as part of 2011 small acquisition.

(12)	$4,060 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.