Form 20-F
period 2012-09-30
AMDOCS LTD
filed 2012-12-11
CIK 1062579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                 to                 .

Commission File Number 1-14840

AMDOCS LIMITED

(Exact name of Registrant as specified in its charter)

Island of Guernsey

(Jurisdiction of incorporation or organization)

Suite 5, Tower Hill House Le Bordage

St. Peter Port, Island of Guernsey, GY1 3QT

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Elizabeth W. McDermon

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

Ordinary Shares, par value £0.01	162,454,100(1)
(Title of class)	(Number of shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(1)	Net of 89,235,927 shares held in treasury. Does not include (a) 17,654,396 ordinary shares reserved for issuance upon exercise of stock options granted under our stock option plan or by companies we have acquired, and (b) 23,655 ordinary shares reserved for issuance upon conversion of outstanding convertible debt securities.

AMDOCS LIMITED

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2012

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products, refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. For example, references to Amdocs CES 8 also refer to CES 8.1 and CES 8.2 and references to Amdocs CES 9 (which has not yet been released) also refer to its subsequent versions. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2012 as “fiscal 2012.”

We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including, without limitation, each of the following: AmdocsTM, Bridgewater SystemsTM, ChangingWorldsTM, ClarifyTM, CramerTM, CESTM, CollabrentTM, DST InnovisTM, EnsembleTM, EnablerTM, IntelecableTM, Intentional Customer ExperienceTM, JacobsRimellTM, jNetXTM, MX TelecomTM, OpenMarketTM, QpassTM, SigValueTM, StreamezzoTM, Stibo Graphic SoftwareTM, XacctTM, Aging in PlaceTM, Embrace Challenge, Experience SuccessTM, and Quality ConsumptionTM.

Forward Looking Statements

This Annual Report on Form 20-F contains forward-looking statements (within the meaning of the U.S. federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect,” “anticipate,” “believe,” “seek,” “estimate,” “project,” “forecast,” “continue,” “potential,” “should,” “would,” “could,” “intend” and “may,” and other words that convey uncertainty of future events or outcome. Statements that we make in this Annual Report that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of the filing of this Annual Report on Form 20-F.

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

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP, and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2012 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2012	2011	2010	2009(1)	2008(1)
	(In thousands, except per share data)
Statement of Operations Data:
Revenue	$3,246,903	$3,177,728	$2,984,223	$2,862,607	$3,162,096
Operating income	442,472	404,364	410,433	367,319	405,596
Net income	391,371	346,665	343,906	326,176	378,906
Basic earnings per share	2.33	1.87	1.70	1.60	1.82
Diluted earnings per share	2.31	1.86	1.69	1.57	1.74
Dividends declared per share(2)	0.13	—	—	—	—

	2012	2011	2010	2009	2008
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$1,118,177	$1,173,470	$1,433,299	$1,173,041	$1,244,378
Total assets	4,645,223	4,636,572	4,820,604	4,328,417	4,579,063
Long-term obligations
Convertible Senior Notes(3)	1,020	1,020	1,020	1,020	450,000
Long-term portion of capital lease obligations	20	457	353	510	356
Shareholders’ equity	3,033,202	3,023,301	3,229,380	3,213,053	2,805,191

(1)	The basic and diluted weighted average number of shares outstanding for the fiscal years ended September 30, 2009 and 2008 have been retroactively adjusted to reflect the adoption of new earnings per share authoritative guidance requiring the inclusion of unvested share-based payment awards containing nonforfeitable rights to dividends or dividend equivalents in the calculation of basic weighted average number of shares outstanding. This adjustment reduced basic and/or diluted earnings per share for the fiscal years ended September 30, 2009, and 2008 by up to $0.01.
(2)	The Company declared a dividend of $0.13 per share in the fourth quarter of fiscal 2012, payable in the first quarter of fiscal 2013.

(3)	During fiscal 2009, using proceeds from our revolving credit facility, we purchased $449.0 million aggregate principal amount of our 0.50% convertible notes at an average price of 99.5% of the principal amount, excluding accrued interest and transaction fees. As of September 30, 2012, $1.02 million principal amount of the notes remain outstanding, due in 2024, in accordance with their terms.

	Ordinary Shares		Additional Paid-In Capital	Treasury Stock
	Shares	Amount
	(In thousands)
Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2008	203,916	$3,900	$2,264,800	$(907,280)
Employee stock options exercised	1,289	23	27,863	—
Tax benefit of stock options exercised/cancelled	—	—	(1,484)	—
Repurchase of shares	(468)	—	—	(12,594)
Issuance of restricted stock, net of forfeitures	342	7	—	—
Equity-based compensation expense related to employees	—	—	42,911	—

Balance as of September 30, 2009	205,079	$3,930	$2,334,090	$(919,874)
Employee stock options exercised	1,097	17	23,618	—
Repurchase of shares(1)	(13,695)	—	—	(389,287)
Issuance of restricted stock, net of forfeitures	568	9	—	—
Equity-based compensation expense related to employees	—	—	44,455	—

Balance as of September 30, 2010	193,049	$3,956	$2,402,163	$(1,309,161)

Employee stock options exercised	2,590	42	56,417	—
Repurchase of shares(1)	(21,866)	—	—	(624,241)
Issuance of restricted stock, net of forfeitures	919	15	—	—
Equity-based compensation expense related to employees	—	—	36,631	—

Balance as of September 30, 2011	174,692	$4,013	$2,495,211	$(1,933,402)

Employee stock options exercised	3,585	56	86,610	—
Repurchase of shares	16,288	—	—	(484,608)
Issuance of restricted stock, net of forfeitures	465	8	—	—
Equity-based compensation expense related to employees	—	—	43,429	—

Balance as of September 30, 2012	162,454	$4,077	$2,625,250	$(2,418,010)

(1)	In April 2010, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. In February 2011, our board of directors adopted an additional share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares over the following 24 months. In April 2011, we completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and started executing repurchases under the February 2011 plan. In fiscal 2012, we repurchased 16.3 million ordinary shares at an average price of $29.74 per share (excluding broker and transaction fees). As of September 30, 2012, we had remaining authority to repurchase up to $202.8 million of our outstanding ordinary shares under the February 2011 plan. In November 2012, our board of directors adopted another share repurchase plan authorizing the repurchase of up to $500.0 million of our ordinary shares. The November 2012 plan has no expiration date. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Risk Factors

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. The recent worldwide recession has had, and the European debt crisis and the continuing uncertainty as to economic recovery may have, adverse consequences for our customers and our business.

Downturns in the business climate for communications companies have in the past resulted in slower customer buying decisions and price pressures that adversely affected our ability to generate revenue. Adverse market conditions may have a negative impact on our business by decreasing our new customer engagements and the size of initial spending commitments under those engagements, as well as decreasing the level of discretionary spending by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts . If such adverse business conditions arise in the future, our business may be harmed.

If we fail to adapt to changing market conditions and cannot compete successfully with existing or new competitors, our business could be harmed.

We may be unable to compete successfully with existing or new competitors. Our failure to adapt to changing market conditions and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for managed services we provide to customers under long-term service agreements. These managed services include management of data center operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation and management of end-to-end business processes for billing and customer care operations.

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

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 26% of our revenue in fiscal 2012 and 29% in fiscal 2011. In fiscal 2012, our two next largest customers were Sprint Nextel, Bell Canada and certain of their subsidiaries. Sprint Nextel accounted for 10% of our revenue in fiscal 2012 and 11% in fiscal 2011, and Bell Canada accounted for less than 10% of our revenue in fiscal 2012 and 10% in fiscal 2011. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 69% of our revenue in fiscal 2012 and 73% of our revenue in fiscal 2011. The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions.

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

Our future success will depend on our ability to develop and maintain long-term relationships with our customers and to meet their expectations in providing products and performing services.

We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing customer experience systems. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high quality services to customers that have already implemented our products. If we are unable to meet customers’ expectations in providing products or performing services, our business and results of operations could be harmed.

We may seek to acquire companies or technologies that could disrupt our ongoing business, divert the attention of our management and employees and adversely affect our results of operations.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. Since 1999, we have completed numerous acquisitions, which, among other things, have expanded our business into customer management and billing solutions for broadband media cable and satellite companies, as well as digital commerce software and solutions, enhanced our offerings in the operational support systems, or OSS, market, extended our presence into the network policy management market, and enabled us to provide integrated billing and customer care systems in high-growth emerging markets. In the future, we may acquire other companies that we believe will advance our business strategy. We may not be able to identify suitable future acquisition candidates, consummate acquisitions on favorable terms or complete otherwise favorable acquisitions because of antitrust or other regulatory concerns.

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

Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees, consultants and other professionals. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time may require us to attract and train additional IT professionals at a rapid rate. We may face difficulties identifying and hiring qualified personnel. Although we are heavily investing in training our new employees, we may not be able to train them rapidly enough to meet the increasing demands on our business, particularly in light of high attrition rates in some regions where we have operations. Our inability to hire, train and retain the appropriate personnel could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new customer contracts. In particular, wage costs in some of the countries in which we maintain development centers, such as Cyprus and India, have historically been significantly lower than wage costs in the United States, Europe and Israel for comparably-skilled professionals, although such costs are increasing. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive.

As a result of our entry into the digital commerce space, we now compete for high quality employees in that space’s limited and competitive talent market. In addition, cost containment measures effected in recent years, such as the relocation of projects to lower costs countries, may lead to greater employee attrition and increase the cost of retaining our most skilled employees. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills.

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

At times, we have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue to occur. Fluctuations may result from many factors, including:

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

We may be required to increase or decrease the scope of our operations in response to changes in the demand for our products, and if we fail to successfully plan and manage changes in the size of our operations, our business will suffer.

Over the last several years, we have both grown and contracted our operations, in some cases rapidly, in order to profitably offer our products and services in a continuously changing market. If we are unable to manage these changes and plan and manage any future changes in the size and scope of our operations, our business will suffer.

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

Acquisitions, organic growth and absorption of significant numbers of customers’ employees in connection with managed services projects have, from time to time, increased our headcount. Our total workforce, which includes employees and consultants, has increased from 17,244 at the end of fiscal 2009 to over 20,000 as of September 30, 2012. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, which we may have difficulties doing successfully.

Volatility and turmoil in the world’s capital markets may adversely affect our investment portfolio and other financial assets.

Our cash, cash equivalents and short-term interest-bearing investments totaled $918 million, net of short-term debt, as of September 30, 2012. Our policy is to retain sufficient cash balances in order to support our growth. Our short-term investments consist primarily of money market funds, U.S. government treasuries, corporate bonds, government guaranteed debt and U.S. agency securities. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets. Continuing adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

We are affected by risks associated with conducting business internationally. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States, and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer bases and to expand into international markets, including emerging markets, such as those in Latin America, the Commonwealth of Independent States, India and Southeast Asia. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

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

One or more of these factors could have a material adverse effect on our international operations, which could harm our results of operations and financial condition. As an example of the difficulties of conducting business in foreign jurisdictions, in 2005, as part of our strategic plan to establish a local presence to penetrate the Chinese market, we acquired Longshine Information Technology Company Ltd., or Longshine. Although it had been our plan to fully integrate Longshine into our operations, our expansion there met with a number of business challenges, and we subsequently realigned our strategy in China and divested our ownership of Longshine.

As we continue to develop our business in emerging markets, we face increasing challenges that could adversely impact our results of operations, reputation and business.

As we continue to expand our business in emerging markets, such as those in Latin America, the Commonwealth of Independent States, India and Southeast Asia, we face challenges related to more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), inadvertent breaches of local laws or regulations and difficulties in recruiting sufficient personnel with appropriate skills and experience. In addition, local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery regulations to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

Although we have operations throughout the world, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. Fluctuations in exchange rates between the dollar and the currencies in which such revenues are earned or such costs are incurred may have a material adverse effect on our results of operations and financial condition. From time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

For example, during the height of the financial crisis in fiscal 2008, we recognized higher than usual foreign exchange losses under interest and other expense, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with the global economic turbulence. Although our foreign exchange losses have been less significant since then as a result of enhanced hedging strategies, we believe that foreign exchange rates may continue to present challenges in future periods.

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

Of the development centers we maintain worldwide, two of our largest development centers are located in Israel and India. In Israel, the centers are located in several different sites, and approximately 23% of our software and information technology, sales and marketing workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We have developed contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. If we have to implement these plans, our operations would be disrupted and we would incur significant additional expenditures, which would adversely affect our business and results of operations.

While Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries and recent instability in North Africa and the Middle East, including in Egypt, Syria and Jordan which border Israel, have introduced additional uncertainty in the region. Recent events in Iran, including reports of its continuing nuclear development program, continue to strain relations between Israel and Iran. Continued political or economic uncertainty, or violence, in the region could have a material adverse effect on our business.

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

In recent years, we have expanded our operations internationally, particularly in India, Southeast Asia and Latin America. Conducting business in these and other countries involves unique challenges, including political instability, threats of terrorism, the transparency, consistency and effectiveness of business regulation, business corruption, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations. We have development and other facilities at multiple locations in India, and approximately 36% of our software and information technology, sales and marketing workforce is located in India. Terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region.

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

Design defects or software errors may cause delays in product introductions and project implementations and damage customer satisfaction, and may have a material adverse effect on our business, results of operations and financial condition. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

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

There can be no assurance that our effective tax rate of 11.4% for the year ended September 30, 2012 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate.

We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. For example, through subsidiaries, we operate development centers and a business processing operations center in India. In 2012, the effective corporate tax rate applicable in India on trading activities was 32.4%. Our subsidiaries in India operate under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, our subsidiary in Delhi and a business unit we established in Pune in 2010 are entitled to considerable corporate income tax reductions for certain of their respective eligible income, which reduce their current applicable tax rate (cash basis) to 20%. Such favorable tax treatment is applied on all income derived from such pre-approved information technology activity, provided the subsidiaries continue to meet the conditions required for such tax benefits. The benefits applicable to our Delhi subsidiary and the Pune business unit are scheduled to phase out over 15 years from the commencement of operations. Proposed changes in Indian tax law may reduce or eliminate the availability of the noted beneficial tax rates for our Indian subsidiaries. Please see “Item 10 — Additional Information — Taxation — Certain Indian Tax Considerations” for more information.

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

The market price of our ordinary shares has from time to time fluctuated widely and may continue to do so. Many factors could cause the market price of our ordinary shares to rise and fall, including:

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

In addition, the stock market frequently experiences significant price and volume fluctuations. In the past, market fluctuations have, from time to time, particularly affected the market prices of the securities of many high technology companies. These broad market fluctuations could adversely affect the market price of our ordinary shares.

It may be difficult for our shareholders to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of the Island of Guernsey and a majority of our directors and executive officers are not citizens or residents of the United States. A significant portion of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for investors to effect service of process upon us within the United States or upon such persons outside their jurisdiction of residence. Also, we have been advised that there is doubt as to the enforceability in Guernsey of judgments of the United States courts of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

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

Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in Canada, Cyprus, Hungary, India, Ireland, Israel and the United States. Please see Exhibit 8 to this Annual Report on Form 20-F for a listing of our significant subsidiaries.

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

As the result of our organic growth and acquisitions, our software and information technology, sales and marketing workforce has increased since the 2009 economic downturn from 18,051 as of the end of fiscal 2010 to 18,361 as of the end of fiscal 2011 to 18,623 as of the end of fiscal 2012. In the past, our workforce has fluctuated with changes in business conditions.

Our principal capital expenditures for fiscal 2012, 2011 and 2010 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $107.4 million, $98.6 million and $70.6 million, respectively. As our managed services activity may expand, we may face an increase in our capital expenditures in the future. We anticipate our capital expenditures in fiscal 2013 will be financed internally and will consist of, among other things, additional computer equipment.

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

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and network control product offerings to enable service providers to introduce new products and services quickly, understand their customers more deeply, process orders more efficiently, monetize data and support new business models while controlling costs. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the need of service providers to help their consumers navigate the increasing number of devices, services and plans available in the connected communications world, while coping with the rapidly growing demand for data that these new devices and services have created. In fiscal 2012, we shifted our marketing focus from ‘what we do’ to ‘who we are’, based on our 30-year history of achievements that demonstrates how we are uniquely positioned to help our customers realize their vision regardless of how complex the solution may be. We embrace service providers’ biggest challenges, applying a strategy of innovation from the network and business support systems to the device and end user to ensure that our customers experience success. We continue to introduce and enhance products and services that enable service providers to simplify the customer experience, harness and capitalize on the data explosion, stay ahead with new digital services and improve operational efficiencies. Our goal is to supply scalable offerings that provide the functionality and flexibility to service providers that facilitate innovation and enable cost-effective execution. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that providers seek to differentiate their offerings by delivering a customer experience that is simple, personal and valuable at every point of service.

Industry Background

Communications Industry

As economic conditions remain uncertain, we believe that service providers will continue to maintain a strong focus on cost reduction and efficient operations, as seen by a number of transformation projects planned by leading service providers worldwide. The smartphone and associated communications and entertainment applications, or apps, continue to drive unprecedented growth in data demand, while other connected devices such as the iPad, Kindle and the improvement in machine-to-machine (M2M) technologies will only further this growth in what we refer to as the “connected world”. In response to the demand for increased bandwidth, service providers, both wireline and wireless, are investing in their networks and are searching for ways to optimize and monetize their investment.

In recent years, non-traditional service providers and device manufacturers have penetrated the wireless market and are now poised to compete for customer attention in the television market as well. Additionally, social networks such as Facebook and Twitter, alongside over-the-top players such as Skype, Viber and WhatsApp, have become widely-accepted alternatives to traditional voice communications. To meet the challenges from new competitors and differentiate themselves, service providers are moving towards a model of bundled services, with wireline operators, for example offering Internet Protocol TV services as well as the convergence of fixed-mobile networks. Service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide M2M services to new vertical market segments, such as the health and automotive industries.

To capture new revenue streams in the connected world, service providers will need the ability to expand within existing and non-traditional business models; they will need to provide customers with a simple and personalized experience across devices, networks, screens and services, and they must continue to build cost-efficient businesses and technical environments that can change quickly and onboard new partners. We believe service providers will place a greater emphasis on modernization and transformation projects for both network and business support systems as they look for innovative ways to improve operations.

As a result, we believe service providers require customer experience systems that provide the level of integration, flexibility and scalability needed to improve operational efficiency and to differentiate themselves from their competitors in an increasingly crowded marketplace. We believe these factors create significant opportunities for vendors of information technology software products and providers of managed services and end-to-end systems integration, such as Amdocs.

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

•

Software Products. Throughout fiscal 2011 and fiscal 2012, we continued to release aspects of our Amdocs CES (Customer Experience Systems) 8 portfolio. Amdocs CES 8 provides integration between our post-paid and pre-paid billing, customer relationship management, operational support, network control and ordering applications and is designed to enable our customers to support new business models, devices and partnerships by centralizing common assets, such as customer, network and product data. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS, OSS and service delivery to align business processes around the end customer. In addition, our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations.

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

•

Services. Our services include business consulting and systems integration as well as information technology outsourcing (ITO) and business process outsourcing (BPO) managed services to support the deployment and operations of a service provider’s IT and key business processes. As a prime systems integrator we assume end-to-end responsibility to monitor, manage and deploy the overall development and integration activities of Amdocs and third-party vendors throughout the transformation lifecycle. Our managed services provides multi-year, flexible and tailored business processes and applications services, including, application development and maintenance, IT and infrastructure services and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

•

Solution Packs. “Packs” are turnkey versions of our products, designed for fast, lower-cost implementation. We believe that these packaged offerings provide our customers with timely, cost-effective, relatively low-risk solutions to specific business issues at a consistent level of quality.

•

Experience. We are able to offer our customers superior products and services on a worldwide basis in large part because of our highly qualified and trained technical, sales, marketing, consulting and management personnel. We combine deep industry knowledge and experience, advanced methodologies, industry best practices and pre-configured tools to help deliver consistent results and minimize our customers’ risks. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Based in significant part on the skills and knowledge of our workforce, we believe that we have developed a reputation for reliably delivering quality solutions.

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

•

Continued Focus on the Communications, Media and Entertainment Industry. We focus our resources and efforts primarily on providing customer experience systems to service providers in the communications, media and entertainment industry. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive customer experience systems required by the leading wireless, wireline, broadband cable and satellite companies. We consider our longstanding and continuing focus on this industry a competitive advantage.

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

•

Continued Expansion into Emerging Markets. We continue to improve our ability to serve the needs of service providers operating in emerging markets. Prepaid subscriber growth remains high and average revenue per user remains relatively low in these markets in comparison to more developed Western markets. At the same time, however, we have started to see a shift in service provider focus as they begin to regard the customer experience as a key competitive differentiator. Our prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus on the customer experience and the wide spectrum of emerging market service providers require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience systems.

•	Provide Customers with a Broad, Deep Portfolio of Integrated Products. We seek to provide our customers with a broad, yet integrated, portfolio of products to help them deliver a customer experience

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

•

Leverage Our Managed Services Capabilities. Managed services enable us to assume responsibility for the operation and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors, and can extend across the service provider’s entire IT and encompass key business process operational needs. Our customers receive improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems, so they can focus on their own internal strengths, leaving systems concerns to us. Managed services also benefit us, as they can be a source of predictable revenue and long-term relationships.

•

Maintain and Develop Long-Term Customer Relationships. We seek to maintain and develop long-term, mutually beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to their needs. We believe these relationships can lead to additional product sales, as well as ongoing, long-term support, system enhancement and maintenance, and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships and the recurring revenue that such relationships produce provide a competitive advantage for us.

Products

Our product offerings consist of an extensive software portfolio that we have developed to provide comprehensive customer experience systems functionality for service providers. Our software systems support the full span of the customer lifecycle: revenue management, customer management, operations support, network control and digital services. Further, our systems employ a common architecture, including shared frameworks and services for deployment, configuration, integration, security, user interface and monitoring and control. We also provide solutions for high growth and emerging markets, as well as advertising and media solutions for digital local marketing and search service providers, including directory publishers.

Our products focus on:

•

Revenue Management: Products that manage the end-to-end network services revenue stream from offer definition to cash-in-hand and spans the consumer, business and partner domains. Amdocs’ Revenue Management offerings include:

•

Convergent Charging and Billing: enables the consumption, monetization and management of network services across any customer, network and device type and supports all lines of business and payment types.

•	Mediation: enables service providers to address BSS/OSS data processing and event handling needs across all lines of business and to transform raw network data into actionable business information.

•

Partner Management: enables end-to-end partner lifecycle management for different aspects of partnership relationships, including interconnect, roaming, wholesale and mobile virtual network operator (MVNO) (a mobile service provider that does not have its own spectrum), content and advertising and dealer management.

•

Service Delivery: focuses on service creation, deployment and execution to enable service providers to rapidly deliver new services to any user on any network. These offerings leverage Amdocs’ Service Platform which is a real-time, open, standards-based, Java service delivery environment, for developing, integrating, deploying and managing communications services across a multi-network environment, including fixed, mobile, IP-Multimedia subsystem (IMS), SS7 and IP-based, to capitalize on over-the-top (OTT) and third-party developer opportunities.

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

•

Customer Management: Products that transform the way service providers deliver a cost-effective, superior customer experience across all interaction channels and touch points. Amdocs’ Customer Management offerings include:

•	Multichannel Selling: unifies all sales channels around a single sales and ordering hub to provide the most complete order-to-cash cycle.

•

Assisted Multichannel: delivers a complete view of the customer across all lines of business to ensure all customer service channels can quickly and effectively diagnose and resolve customer issues, as well as handle escalations resulting from customer complaints, trouble tickets or cases submitted via a self-service channel.

•	OSS: Products that comprise the core operational support systems, such as network planning, service fulfillment and assurance. Amdocs’ OSS offerings include:

•	Network Planning: enables network planners to analyze current, short- and long-term consumption trends of network resources and to plan and roll out a “service-ready network.”

•

Service Fulfillment: formalizes and automates the order-to-activation processes for residential, small and medium-sized businesses (SMBs) and enterprise customers. The offering includes pre-packaged automation for specific services and lines of business, including broadband, satellite and cable and supports the fulfillment of multiple services, either to support a convergent services bundle or to standardize fulfillment across the organization with a single interface for all fulfillment processes.

•	Service Assurance: supports service assurance by managing the problem resolution process, including impact analysis to assess what services are affected by network outages.

•	Inventory and Discovery: provides a single and accurate source of service and network inventory and performance data, to support network planning and service fulfillment and assurance.

•

Network Control: Products that manage how and under which circumstances subscribers and devices can access networks, including dynamic policy controls that manage what happens to the device or subscriber when on the network, such as how much data is consumed and when to trigger a service top-up or notification. Dynamic network control functions allow service providers to manage the data experience in real time by controlling access to 3G, 4G, fixed and Wi-Fi networks. These controls also manage network resource, bandwidth consumption and enable the creation of services, including tiered offers, bandwidth boost and data pass which provides temporary data access. Amdocs’ Network Control offerings include:

•

Service Controller: provides authentication, authorization and accounting services for subscribers and devices in addition to real-time session management to enable mobility, roaming and security access.

•

Home Subscriber Server (HSS): is the master repository in Long Term Evolution (LTE) and IP Multimedia Subsystem (IMS) that contains subscriber and device profile and state information. It supports authentication, authorization and mobility management functions in LTE.

•

Policy Controller: provides real-time network, application and subscriber policy control allowing service providers to manage mobile data growth and deliver personalized services. It determines how and under which circumstances subscribers have access to applications and network resources and ensures the appropriate quality of service.

•	Intelligent Diameter Routing Agent: provides a flexible and robust diameter routing solution for 3G/4G/IMS control plane connectivity and routing needs. It enables centralized functions, such as load-balancing across clusters of applications, routing user request to the appropriate elements and binding different protocol interfaces corresponding to a subscriber.

•

Data Experience Solution: is a pre-integrated policy and charging solution designed for rapid mobile data service creation and monetization across a broad set of functions. It features an integrated policy and charging engine, product catalog, subscriber authentication and management and diameter routing. The solution consists of eight pre-configured market offers that are available out-of-the-box to accelerate new service introduction and minimize customization.

•	Digital Services: Suite of packaged and ready-to-use digital services solutions. Amdocs’ Digital Services offerings include:

•

Connected Home Solution: offered as a software as a service (SaaS) model for cost-efficiency and fast time to market, it is a cloud-based solution that can integrate with a service provider’s existing BSS, OSS and customer relationship management (CRM) systems. This offering is delivered as a packaged suite of services for home monitoring, automation and comfort, energy management, wellness and assisted living and entertainment and media.

•

Mobile Payments: is a cloud-based gateway service that enables wireless service providers to offer mobile payments to customers and to settle against any payment method, including postpaid, bill, prepaid balance, wallet or credit cards. It enables service providers to onboard and manage a large set of app stores, merchants and aggregators and to process transactions for any type of goods, such as digital, remote or physical.

•

Digital Commerce Solution: enables services providers to sell content through any channel in any business model. It supports the management of any type of content, including apps, games, video and audio and the delivery to a wide-range of devices, such as mobile, tablet, PC and IPTV. This offering comes with multi-tenancy, multi-language and multi-currency functions to support multiple portals, storefronts or subsidiaries on a single instance of the solution.

•

Personalization: consists of personalized portals, personalized recommendation and personalized offers products that are based on real-time machine-learning and predictive analytics to enhance the multichannel customer experience and stimulate service provider revenue growth. These products automatically obtain behavioral intelligence from customer interactions to enhance service planning and increase targeted effectiveness.

•

M2M Solution: Since the majority of new M2M devices are provided via a business-to-business model, service providers require an enablement platform for M2M partners and resellers. We provide a cost-efficient, partner-driven solution that supports wired and wireless communications between machines across virtually any M2M vertical and business model, with the flexibility service providers need to support their business requirements.

•

Unified Foundation: Products and tools that serve as the underlying drivers for technology innovation across the Amdocs CES portfolio of offerings. These products provide the foundation, enablers and building blocks to quickly create and modify business processes, provide a single customer view and effectively manage products to deliver expected service levels and achieve time-to-market advantage.

Advertising and Media Solutions

Our advertising and media offerings for digital local marketing and search service providers, including directory publishers, are comprised of a comprehensive set of business and operational products and services designed to enable the management of digital media selling, fulfillment, operations, consumer experience and financial processes across online, print and mobile media. These offerings are sold as individual products or comprehensive packaged solutions. These advertising and media directory systems offerings include:

•

Sales Force Automation: Offerings that combine a toolkit alongside best practices and processes to increase sales and reduce costs. These offerings are uniquely tailored to serve the evolving needs of local media consultants.

•

Business Agility: Sales, CRM, ordering, product lifecycle management, fulfillment, content management, campaign management and billing offerings that enhance the productivity and cost efficiency of digital and print local marketing service providers.

•

Consumer Engagement and Monetization: Offerings that enable local media publishers to add advanced search, ad network monetization, mobile and social lead generation functionalities to the consumer’s local search experience, and to scale up partner content syndication and advertising networks.

Technology

Our portfolio architecture is designed to increase our customers’ business agility and lower their overall total cost of ownership. Our technology platform allows our applications to work in multiple customer environments, including:

•	Hardware: IBM, Hewlett-Packard, Oracle/Sun, Intel

•	Operating Systems: Windows, Red Hat Linux

•	Database Management Systems: Oracle, SQL Server

•	Middleware: Oracle WebLogic, IBM WebSphere

•	Storage: EMC, NetApp, IBM, Hewlett-Packard

We believe our technology platform’s flexibility affords our customers the freedom to choose a preferred operating environment and to maximize return on existing infrastructure investments. To help service providers respond more quickly to changes in their markets and lower their integration costs, we employ service-oriented architecture principles in our portfolio design. For example, Amdocs Integration Framework includes a central service repository for defining business services for both Amdocs and external applications, allowing our applications to integrate with each other and with third-party enterprise server bus or legacy applications.

Our portfolio applications are based around consistent architectural guidelines and software infrastructure and they also leverage, where appropriate, consistent foundation tools and services for areas such as installation, integration, process management, monitoring and control, security and information management. Our platform-agnostic foundation layer spans our applications and helps us evolve our products towards robust service-oriented architecture integration and business process support. With these tools, we aim to provide our customers a sound framework upon which to implement, integrate and centralize their operating environments. This allows service providers to mitigate many costs associated with deploying and operating new applications, such as those related to installation, configuration, integration and monitoring.

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

•	Reliability. Our system and component architecture supports high availability and redundancy to allow connected and uninterrupted operations at full network speed and device load.

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

•	Portability. Our applications support diverse hardware and operating systems to ensure that our customers can choose from a variety of vendors.

•	Openness. Our product portfolio can integrate with other industry products to benefit customers that prefer a “best-of-breed” solution. Partner selection is based on the preferences of our customers.

Services

We offer a broad suite of services to advise, transform, support and optimize business and technology processes. We provide business consulting, systems integration, ITO and key BPO managed services as well as product support to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization and ongoing support, enhancement and maintenance needs. In addition, we offer comprehensive learning services to help our customers develop competency in their Amdocs systems and applications. Our services methodology incorporates rigorous focus on the people, processes and technology of an organization, and we invite active customer participation at all stages to help prioritize and implement time-critical system solutions that address the customer’s individual needs.

Our services portfolio includes:

•

Business Consulting Services — These services cover the project lifecycle and range from assessment and advisory services to optimization services that measure and improve business and operational performance, and help to define the project strategy, scope and implementation path of business solutions to deliver tangible business and operational value.

•

Systems Integration and Delivery Services — This suite of services allows us to act as a prime integrator from program management and project deployment to solution implementation and operations. These services span the entire business lifecycle, including vision and strategy, business transformation, delivery and optimization. We have developed advanced methodologies, industry best practices and pre-configured tools to deliver a cohesive implementation plan, including solution architecture, organizational change management, learning and development, benefits realization modeling and sales channels optimization. Our holistic approach ensures that people, processes and technology are fully aligned with our customer’s vision and goals.

•

Managed Services — Our portfolio of strategic sourcing services is tailored for service providers to gain competitive advantage through long-term ITO and BPO services. Amdocs’ IT outsourcing services includes IT technology and infrastructure services, application development and maintenance services, application operations, system modernization and consolidation and IT management. Whether our customer’s IT environment includes Amdocs products, third-party software or in-house and legacy systems, our specialized services span the industry landscape across mobile, wireline, broadband, cable and satellite lines of business. Our value-based BPO, such as order management, billing operation and data warehousing management, combines innovative technology with business expertise to drive significant efficiencies in manual processes which may result in improved business key performance indicators and reduced costs. Our managed services models can be leveraged to support day-to-day operations and strategic business objectives.

•

Product Support Services — These services are designed to help our customers solve key challenges and to protect and maximize their investment in our products throughout the entire product life cycle. Our global product support organization uses industry-recognized methodologies and provides support options, including online services and personalized interactions.

The extent of services provided varies from customer to customer. Our services engagements can range in size and scope from deploying single point solutions to orchestrating large-scale transformation projects.

Depending on the customer’s needs, system implementation and integration activities are often conducted jointly by teams from Amdocs and the customer. Implementation and integration activities include program and project management, development of training methods and procedures, design of business processes and work flows, hardware planning and installation, network and system design and installation, system conversion and documentation. In some cases, Amdocs personnel provide support services to the customer’s own implementation and integration team, which has primary responsibility for the task. In other cases, we take a primary role in facilitating implementation and integration. In yet other instances, customers require turnkey solutions, in which case we provide full system implementation and integration services.

Once the system becomes operational, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support, or to act as a prime systems integrator for post-production activities that may include interfaces and third-party systems. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support provided, while also providing us with recurring revenue.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel and the United States, and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region.

Sales and Marketing

Our sales and marketing activities are primarily directed at major communications, media and entertainment companies.

As a result of the strategic importance of our customer experience systems to the operations of service providers, a number of constituencies within a customer’s organization are typically involved in purchasing decisions, including senior management, information systems personnel and user groups, such as the finance, customer service and marketing departments. We maintain sales offices in the United States, Europe, Latin America and Asia Pacific.

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

Customers

Our target market is comprised of service providers in the communication, media and entertainment industry that require customer experience systems with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the communications, media and entertainment industry and that our product offerings continue to address the market’s most sophisticated needs. We have an international orientation. We have a broad base of customers in North America and Europe, however, due to our expansion in emerging markets, we also have customers in geographies as diverse as the Commonwealth of Independent States, India, Latin America and Southeast Asia.

Our customers include global communications leaders and leading network operators and service providers, as well as directory publishers in the United States and around the world. Our customers include:

America Movil	Mobilicity
AT&T	Rogers Communications
Bakcell	Sprint Nextel
Bell Canada	Telefonica de Espana
BT	Telefonica 02 Germany
Cablevision	Telkom South Africa
Cellcom	Telstra
Claro Brasil	TELUS
Clearwire	T-Mobile
Comcast	TIM Brasil
Deutsche Telekom	UPC Netherlands
DexOne	US Cellular
DIRECTV	Verizon Communications
Elisa	VimpelCom
Globe Telecom	Virgin Media
Instituto Costarricense de Electricidad	Vodafone Germany
J:COM	Vodafone Netherlands
Kazakhtelecom	Vodafone Romania
KPN	Vodafone UK
Magyar Telekom	XL Axiata
MetroPCS

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 26% of our revenue in fiscal 2012 and 29% in fiscal 2011. In fiscal 2012, our two next largest customers were Sprint Nextel and Bell Canada, and certain of their subsidiaries. Sprint Nextel accounted for 10% of our revenue in fiscal 2012 and 11% in fiscal 2011, and Bell Canada accounted for less than 10% of our revenue in fiscal 2012 and 10% in fiscal 2011. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 69% of our revenue in fiscal 2012 and 73% of our revenue in fiscal 2011. In May 2012, AT&T sold a majority stake in its directory business. Revenue attributable to this business after the sale has been excluded from the total revenue attributable to AT&T. If all of AT&T’s directory business revenue is excluded for periods prior to the sale of its majority stake, AT&T would have accounted for 24% of our revenue in fiscal 2012 and 26% in fiscal 2011.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2012	2011	2010
North America	69.8%	73.4%	75.8%
Europe	13.6	12.7	11.8
Rest of the World	16.6	13.9	12.4

Competition

The market for customer experience systems and services in the communications, media and entertainment industry continues to become increasingly more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of large communication companies as well as independent competitors that can be categorized as follows:

•	providers of BSS/OSS systems, including Comverse, CSG International, Oracle and SAP;

•

system integrators and providers of IT services, such as Accenture, Cognizant, Hewlett-Packard, IBM Global Services, Infosys, Tata Consultancy Services, Tech Mahindra Ltd and Wipro (some of whom we also cooperate with in certain opportunities and projects); and

•

network equipment providers such as Alcatel-Lucent, Ericsson, Huawei, Nokia Siemens, NEC and ZTE (some of whom we also cooperate with in certain opportunities and projects and some of whom have also moved into the BSS/OSS space).

We expect the competition in our industry to increase from such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

•

applying our 30-year heritage to the development and delivery of products and professional services that enable our customers to overcome their challenges and achieve service differentiation by means of simplifying the customer experience, harnessing data, staying ahead of the competition and focusing on efficiencies,

•	focusing on service providers and continuing to design and develop solutions targeted specifically to the communications, media and entertainment industry,

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market,

•	providing high-quality, reliable, scalable, integrated, yet modular applications,

•	providing flexible and tailored IT and business process outsourcing solutions and delivery models, and

•	offering customers end-to-end accountability from a single vendor.

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

Throughout fiscal 2011 and fiscal 2012, we continued to release aspects of our CES 8 portfolio. We dedicated significant efforts and resources to the integration among the components of the CES 8 portfolio, including deeper integration between our charging and billing, customer relationship management, ordering and foundation applications. The CES 8 portfolio was designed to enable our customers to support new business models, devices and partnerships by centralizing common assets, such as customer, network and product data. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS and OSS to align their business processes around the end customer. Our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations. In addition, Amdocs focuses on offering business solutions that leverage functionality from across the CES portfolio combined with services and industry knowledge. These business solutions address larger business problems and provide greater value to our customers.

During fiscal 2012, we also devoted research and development resources to Amdocs CES 9, our next major product portfolio release. CES 9 will address additional challenges and opportunities of the connected world by delivering enhanced functionality to enable our customers to implement more cost-effective innovative solutions relating to network monetization and enhanced customer experience in the assisted and unassisted channels. For software development, Amdocs uses Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

A substantial majority of our research and development expenditures is directed at our customer experience systems, and the remainder is directed at advertising and media directory systems offerings. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

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

See the discussion under “Operating and Financial Review and Prospects — Research and Development, Patents and Licenses.”

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 2.9 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of October 31, 2012, including maintenance and other related costs, were approximately $60.5 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of October 31, 2012:

Location	Area (Sq. Feet)
United States:
St. Louis, MO	81,238
San Jose, CA(*)	112,120
Champaign, IL	174,223
Eldorado Hills, CA(*)	113,291
Others	198,909

Total	679,781
Israel:
Ra’anana	674,179
Hod-Hasharon	81,109
Haifa	38,133
Others(*)	193,075

Total	986,496
Canada:
Toronto(*)	8,817
Montreal	59,317
Ottawa	40,272

Total	108,406
Cyprus (Limassol)	65,636
India:
Pune	570,770
Delhi	135,665

Total	706,435
United Kingdom(*)	79,626
Rest of the world(*)(**)	234,973

Total	2,861,353

(*)	Includes space sublet to third parties.
(**)	Primarily includes Australia, Austria, Brazil, China, Costa Rica, Czech Republic, France, Germany, Indonesia, Japan, Ireland, Malaysia, Mexico, Netherlands, the Philippines, Russia, Singapore and South Africa.

Our leases expire on various dates from calendar years 2012 through 2025, not including various options to terminate or extend lease terms.

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

Automatic tape libraries and virtual tape libraries provide full and incremental backups of the data used in and generated by our business. The backup tapes are kept on-site and off-site, as appropriate, to ensure security and integrity, and are used as part of our disaster recovery plan. The distributed development sites that we operate worldwide are connected by a high-speed redundant wide area network, using telecommunication equipment manufactured by, among others, Cisco and Avaya.

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

We develop, implement and manage software and services associated with BSS, OSS and network control product offerings to enable service providers to introduce new products and services quickly, understand their customers more deeply, process orders more efficiently, monetize data and support new business models while controlling costs. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

In a global communications industry impacted by unprecedented growth in data demand, increasing number of connected devices, improvement in M2M technologies, the rising influence of device makers and over-the-top players that bypass traditional service providers, consumers expect immediate and constant connectivity to personalized services, information and applications. To capture new revenue streams in this connected world, service providers will need the ability to expand within existing and non-traditional business models as they simultaneously attempt to reduce their costs in providing current and new services. We seek to address these market forces through a strategy of innovation from the network and business support systems to the device and end user. Our goal is to supply cost-effective, scalable software products and services that provide functionality and flexibility to service providers as they — and their markets — grow and change.

In part, we have sought, through acquisitions, to expand our service offerings and customer base and to enhance our ability to provide managed services to our customers. Since 1999, we have completed numerous acquisitions, which, among other things, have expanded our business into customer care and billing solutions for cable and satellite companies and enhanced our offerings in the OSS, digital content and commerce markets and high growth emerging markets. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, or otherwise enhance our market position or strategic strengths.

Offerings

Amdocs’ offerings of software and related services consist of:

•

A complete, modular yet integrated portfolio of customer experience systems, including revenue management (convergent charging and billing, mediation, partner management and service delivery), customer management (multichannel selling and assisted multichannel), OSS (network planning, service fulfillment, service assurance, inventory and discovery and OSS systems integration services), network control (service controller, home subscriber server, policy controller, intelligent routing controller and data experience solution) and digital services (connected home solution, mobile payments, digital commerce solution, personalization and M2M solutions), all employing a unified foundation of products and tools.

•

A comprehensive line of services. Because our customers’ projects are complex and require systems support expertise, we provide business process and IT services, including business consulting, systems integration and ITO and BPO services, managed services and product support to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization, ongoing support, enhancement and maintenance needs. In addition, we offer comprehensive learning services to help our customers develop competency in their Amdocs systems and applications.

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

We also offer advertising and media products and services for digital local marketing and local search service providers, including directory publishers, to facilitate a cost-effective digital media-centric operations from selling ads to the management of the fulfillment, operations, consumer experience and financial processes across online, print and mobile media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In fiscal 2012, customers in North America accounted for 69.8% of our revenue, while customers in Europe and the rest of the world accounted for 13.6% and 16.6%, respectively. Customers in emerging markets accounted for 11.5% of our revenue in fiscal 2012. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States. Historically, AT&T has been our largest customer, accounting for 26% of our revenue in fiscal 2012 and 29% in fiscal 2011. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 69% of our revenue in fiscal 2012 and 73% of our revenue in fiscal 2011. In May 2012, AT&T sold a majority stake in its directory business. Revenue attributable to this business after the sale has been excluded from the total revenue attributable to AT&T. If all of AT&T’s directory business revenue is excluded for periods prior to the sale of its majority stake, AT&T would have accounted for 24% of our revenue in fiscal 2012 and 26% in fiscal 2011.

We believe that demand for our customer experience systems is primarily driven by the following key factors:

•	Transformation within the communication industry, including:

•	increasing use of communications and content services,

•	widespread access to content, information and applications,

•	continued rapid growth in emerging markets,

•	expansion into new lines of business,

•	consolidation among service providers in established markets, often including companies with multi-national operations,

•	increased competition, including from non-traditional players,

•	continued bundling and blending of communications and entertainment, and

•	continued commoditization and pricing pressure.

•	Technology advances, such as:

•

emergence and development of new communications products and services, such as Web services, video, broadband, data and content services, including IP-based services, such as Internet Protocol (IP), Internet Protocol Television (IPTV), M2M, Wi-Fi and Voice over IP,

•

evolution to and expansion of more sophisticated and connected communication devices, such as smart devices, electronic book readers, energy meters and systems for global positioning, home security and home health monitoring, that enable communication across and between devices and widespread access to information,

•	evolution to next-generation networks that enable converged services offerings, such as fixed-mobile convergence, and

•

technological changes, such as the introduction of 3G and 4G wireless technology, next-generation content systems, fiber to the x (FTTx), Wi-Fi, and LTE-based access technologies such as voice over LTE (VoLTE).

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

•	the ever-increasing expectation of customer service and support, including access to self-service options that are convenient and consistent across all channels, and

•	the need for service providers to differentiate themselves by creating a unique and mutually-valuable customer experience.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating and integrating business processes that span service providers’ BSS, OSS and network control platforms and create a simple, one-company face to customers,

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS systems to introduce new services in a timely and cost-effective manner.

In fiscal 2012, our total revenue was $3.25 billion, of which $3.07 billion, or 94.4%, was attributable to the sale of customer experience systems. Revenue from managed services arrangements (for customer experience systems and advertising and media directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $1.68 billion and $1.52 billion of revenue in fiscal 2012 and 2011, respectively. In managed services contracts revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

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

Throughout fiscal 2011 and fiscal 2012, we continued to release aspects of our Amdocs CES 8 portfolio. We dedicated significant efforts and resources to the integration among the components of the CES 8 portfolio, including deeper integration between our charging and billing, customer relationship management, ordering and foundation applications. The CES 8 portfolio was designed to enable our customers to support new business models, devices and partnerships by centralizing common assets, such as customer, network and product data. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS and OSS to align their business processes around the end customer. Our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations. In addition, Amdocs focuses on offering business solutions that leverage functionality from across the CES portfolio combined with services and industry knowledge. These business solutions address larger business problems and provide greater value to our customers.

During fiscal 2012, we also devoted research and development resources to Amdocs CES 9, our next major product portfolio release. CES 9 will address additional challenges and opportunities of the connected world by delivering enhanced functionality to enable our customers to implement more cost-effective and innovative solutions relating to network monetization and enhanced customer experience in the assisted and unassisted channels. For software development, Amdocs uses Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

A substantial majority of our research and development expenditures is directed at our customer experience systems, and the remainder is directed at advertising and media directory systems offerings. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Operating Results

The following table sets forth for the fiscal years ended September 30, 2012, 2011 and 2010, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Year Ended September 30,
	2012	2011	2010
Revenue:
License	3.7%	3.8%	3.4%
Service	96.3	96.2	96.6

	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.1
Cost of service	64.1	65.0	63.8
Research and development	7.5	7.0	7.0
Selling, general and administrative	13.1	12.9	12.5
Amortization of purchased intangible assets and other	1.6	2.3	2.9

	86.4	87.3	86.3

Operating income	13.6	12.7	13.7
Interest and other expense, net	0.0	0.3	0.8

Income before income taxes	13.6	12.4	12.9
Income taxes	1.5	1.5	1.4

Net income	12.1%	10.9%	11.5%

Fiscal Years Ended September 30, 2012 and 2011

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2012, compared to the fiscal year ended September 30, 2011. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2012	2011	Amount	%
	(In thousands)

Revenue:
License	$120,443	$119,237	$1,206	1.0%
Service	3,126,460	3,058,491	67,969	2.2

	3,246,903	3,177,728	69,175	2.2

Operating expenses:
Cost of license	3,523	2,627	896	34.1
Cost of service	2,081,945	2,066,740	15,205	0.7
Research and development	242,063	221,886	20,177	9.1
Selling, general and administrative	424,671	409,465	15,206	3.7
Amortization of purchased intangible assets and other	52,229	72,646	(20,417)	(28.1)

	2,804,431	2,773,364	31,067	1.1

Operating income	442,472	404,364	38,108	9.4
Interest and other expense, net	948	8,657	(7,709)	(89.0)

Income before income taxes	441,524	395,707	45,817	11.6
Income taxes	50,153	49,042	1,111	2.3

Net income	$391,371	$346,665	$44,706	12.9%

Revenue. Total revenue increased by $69.2 million, or 2.2%, to $3,246.9 million in fiscal 2012, from $3,177.7 million in fiscal 2011. The increase in revenue was primarily attributable to revenue related to our activities in emerging markets and in Europe, as well as to revenue related to our new network control offering, partially offset by slower spending by AT&T and by lower revenue resulting from contractual price reductions with Bell Canada. Our fiscal 2012 revenue was also negatively impacted by foreign exchange fluctuations.

Total revenue attributable to the sale of customer experience systems increased by $87.9 million, or 3.0%, to $3,066.2 million in fiscal 2012, from $2,978.3 million in fiscal 2011. The increase in revenue was primarily attributable to revenue related to our activities in emerging markets and in Europe, as well as to revenue related to our new network control offering, partially offset by slower spending by AT&T and by lower revenue resulting from contractual price reductions with Bell Canada. License and service revenue resulting from the sale of customer experience systems represented 94.4% and 93.7% of our total revenue in fiscal 2012 and 2011, respectively.

Total revenue attributable to the sale of directory systems decreased by $18.7 million, or 9.4%, to $180.7 million in fiscal 2012, from $199.4 million in fiscal 2011. The decrease was primarily attributable to a decrease in revenue related to managed services arrangements associated with general slowness in the directory systems market. License and service revenue from the sale of directory systems represented 5.6% and 6.3% of our total revenue in fiscal 2012 and 2011, respectively.

In fiscal 2012, revenue from customers in North America, Europe and the rest of the world accounted for 69.8%, 13.6% and 16.6%, respectively, of total revenue, compared to 73.4%, 12.7% and 13.9%, respectively, for fiscal 2011. Revenue from North American customers decreased during fiscal 2012, primarily from slower spending by AT&T and from lower revenue resulting from contractual price reductions with Bell Canada, partially offset by an increase in revenue from other customers and in revenue related to our new network control offering. The increase in revenue from customers in Europe was primarily attributable to revenue related to transformation and implementation projects. The increase in revenue from customers in the rest of the world was primarily attributable to our activity in emerging markets.

Cost of License and Service. Cost of license includes fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service increased by $16.1 million, or 0.8%, to $2,085.5 million in fiscal 2012, from $2,069.4 million in fiscal 2011. As a percentage of revenue, cost of license and service decreased to 64.2% in fiscal 2012 from 65.1% in fiscal 2011. The decrease in our cost of license and service as a percentage of revenue was primarily attributable to the benefits of efficiencies realized from prior investments in internal training and knowledge building programs for our employees, as well as from various process improvements. This decrease was also attributable to several key customer implementations that required incremental spending during fiscal 2011 and was partially offset by the increase in revenue from customers in emerging markets, as a percentage of total revenue, which is characterized by lower margins.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $20.2 million, or 9.1%, to $242.1 million in fiscal 2012, from $221.9 million in fiscal 2011. The increase in research and development expense was primarily attributable to our network control research and development activity. Research and development expense increased as a percentage of revenue from 7.0% in fiscal 2011 to 7.5% in fiscal 2012. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense increased by $15.2 million, or 3.7%, to $424.7 million in fiscal 2012, from $409.5 million in fiscal 2011. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense was primarily attributable to increased selling efforts.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other decreased by $20.4 million, or 28.1%, to $52.2 million in fiscal 2012, from $72.6 million in fiscal 2011. The decrease in amortization of purchased intangible assets and other was primarily due to purchased intangible assets that were fully amortized in prior periods, partially offset by amortization of intangible assets related to the fiscal 2011 acquisition of Bridgewater Systems.

Operating Income. Operating income increased by $38.1 million, or 9.4%, to $442.5 million in fiscal 2012, from $404.4 million in fiscal 2011. Operating income increased as a percentage of revenue, from 12.7% in fiscal 2011 to 13.6% in fiscal 2012. The increase in operating income as a percentage of revenue was primarily attributable to the increase of cost of service being lower than the increase in revenue, as well as to the decrease in amortization of purchased intangible assets and other. The negative foreign exchange impacts on our revenue were partially offset by positive impacts on our operating expense, resulting in a minor impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, decreased by $7.7 million to $0.9 million in fiscal 2012, from $8.7 million in fiscal 2011. The decrease in interest and other expense, net, was primarily attributable to a $6.3 million gain resulting from the sale of our minority interest in Longshine Information Technology Company Ltd., our former Chinese subsidiary, recorded in the three months ended March 31, 2012. Please see Note 16 to our consolidated financial statements.

Income Taxes. Income taxes for fiscal 2012 were $50.2 million on pre-tax income of $441.5 million, resulting in an effective tax rate of 11.4%, compared to 12.4% in fiscal 2011. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter. Please see Note 11 to our consolidated financial statements.

Net Income. Net income increased by $44.7 million, or 12.9%, to $391.4 million in fiscal 2012, from $346.7 million in fiscal 2011. The increase in net income was attributable to the increase in operating income and to the decrease in interest and other expense, net, partially offset by an increase in income tax expense.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.45, or 24.2%, to $2.31 in fiscal 2012, from $1.86 in fiscal 2011. The increase in diluted earnings per share resulted from the increase in net income and from the change in the diluted weighted average number of shares outstanding resulting primarily from our repurchase of ordinary shares in fiscal 2012 and 2011. Please see Note 20 to our consolidated financial statements.

Fiscal Years Ended September 30, 2011 and 2010

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2011, compared to the fiscal year ended September 30, 2010. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

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

License and service revenue attributable to the sale of directory systems decreased by $9.5 million, or 4.6%, to $199.4 million in fiscal 2011, from $208.9 million in fiscal 2010. The decrease was primarily attributable to a decrease in revenue from existing customers. License and service revenue from the sale of directory systems represented 6.3% and 7.0% of our total revenue in fiscal 2011 and 2010, respectively.

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

Cost of License and Service. Cost of license includes fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service increased by $163.7 million, or 8.6%, to $2,069.4 million in fiscal 2011, from $1,905.7 million in fiscal 2010. As a percentage of revenue, cost of license and service increased to 65.1% in fiscal 2011 from 63.9% in fiscal 2010. The increase in our cost of license and services as a percentage of revenue was primarily attributable to several key customer implementations that required incremental spending as well as to investment in internal training and knowledge building programs for our employees. Our cost of license and service was also negatively impacted by foreign exchange fluctuations.

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

Operating Income. Operating income decreased by $6.0 million, or 1.5%, to $404.4 million in fiscal 2011, from $410.4 million in fiscal 2010. Operating income decreased as a percentage of revenue, from 13.7% in fiscal 2010 to 12.7% in fiscal 2011. The decrease in operating income as a percentage of revenue was primarily attributable to the increase of cost of service and selling, general and administrative expense being higher than the increase in revenue, partially offset by the decrease in amortization of purchased intangible assets and other. The positive foreign exchange fluctuations on our revenue were offset by similar negative fluctuations on our operating expense resulting in an immaterial impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net decreased by $16.4 million to $8.7 million in fiscal 2011, from $25.1 million in fiscal 2010. The decrease in interest and other expense, net, was primarily attributable to the effect of a loss in fiscal 2010 from divestiture of a Chinese subsidiary in which a majority interest was sold in April 2010, partially offset by foreign exchange loss in fiscal 2011.

Income Taxes. Income taxes for fiscal 2011 were $49.0 million on pre-tax income of $395.7 million, resulting in an effective tax rate of 12.4%, compared to 10.7% in fiscal 2010. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter. Please see Note 11 to our consolidated financial statements.

Net Income. Net income increased by $2.8 million, or 0.8%, to $346.7 million in fiscal 2011, from $343.9 million in fiscal 2010. The increase in net income was attributable primarily to the decrease in interest and other expense, net, partially offset by a decrease in operating income and an increase in income tax expense.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.17, or 10.1%, to $1.86 in fiscal 2011, from $1.69 in fiscal 2010. The increase in diluted earnings per share resulted primarily from the decrease in the diluted weighted average number of shares outstanding as a result of our repurchase of ordinary shares. Please see Note 20 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $918.2 million as of September 30, 2012, compared to $923.5 million as of September 30, 2011. The decrease during fiscal 2012 was mainly attributable to $484.6 million used to repurchase our ordinary shares pursuant to our share repurchase program and $122.1 million for capital expenditures, net, partially offset by $514.1 million in cash flow from operations and $86.7 million of proceeds from employee stock options exercised. Net cash provided by operating activities amounted to $514.1 million and $535.5 million for fiscal 2012 and 2011, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next fiscal year.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds, government guaranteed debt and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive (loss) income, net of tax. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal 2012 and 2011, we recognized immaterial credit losses. As of September 30, 2012, temporary unrealized losses of $0.6 million included in accumulated other comprehensive (loss) income, were related to securities for which credit losses were previously recognized and considered other-than-temporarily impaired securities. Please see Notes 4 and 5 to our consolidated financial statements.

In December 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit rating. As of September 30, 2012, we were in compliance with the financial covenants under the revolving credit facility. In September 2012, we borrowed an aggregate of $200.0 million under the facility and repaid it in October 2012.

As of September 30, 2012, we had outstanding letters of credit and bank guarantees from various banks totaling $67.2 million. As of September 30, 2012, we had outstanding obligations of $0.6 million in connection with leasing arrangements, most of which was included in other current liabilities on our balance sheet.

Our capital expenditures, net, were approximately $122.1 million in fiscal 2012. Approximately 90% of these expenditures consisted of purchases of computer equipment, with the remainder attributable mainly to leasehold improvements. Our fiscal 2012 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows, and we do not anticipate any changes to this policy in the foreseeable future.

In April 2010, our board of directors authorized a share repurchase plan allowing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. In February 2011, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares over the following 24 months. In April 2011, we completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and started executing repurchases under the February 2011 plan. In fiscal 2012, we repurchased 16.3 million ordinary shares at an average price of $29.74 per share (excluding broker and transaction fees). As of September 30, 2012, we had remaining authority to repurchase up to $202.8 million of our outstanding ordinary shares under the February 2011 plan. In November 2012, our board of directors adopted another share repurchase plan authorizing the repurchase of up to $500.0 million of our outstanding ordinary shares. The November 2012 plan has no expiration date. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

We have historically not paid dividends to shareholders and we did not pay dividends during fiscal 2012. On July 31, 2012, our shareholders approved the institution of a quarterly cash dividend program at the rate of $0.13 per share. On August 1, 2012, our board of directors authorized the first quarterly cash dividend payment, in the aggregate amount of $21.1 million, which was paid on October 19, 2012. On November 6, 2012, our board of directors approved another dividend payment, at the rate of $0.13 per share, and set December 31, 2012, as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 18, 2013.

As a general long-term guideline, we expect to allocate roughly half of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) towards growth investments, including mergers and acquisitions, and return the other half to our shareholders through a combination of the dividend program and share repurchases. Our actual share repurchases activity and payment of future dividends, if any, will be based on several factors including our financial performance, outlook and liquidity.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2012, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt(1)	$201.1	$200.0	$—	$—	$1.1
Pension funding	15.3	2.0	5.8	2.9	4.6
Purchase obligations	34.7	24.5	10.2	—	—
Non-cancelable operating leases	236.7	58.5	107.0	41.1	30.1

Total	$487.8	$285.0	$123.0	$44.0	$35.8

(1)	In September 2012, we borrowed an aggregate of $200.0 million under our revolving credit facility and repaid it in October 2012.

The total amount of unrecognized tax benefits for uncertain tax positions was $133.9 million as of September 30, 2012. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

Deferred Tax Asset Valuation Allowance

As of September 30, 2012, we had deferred tax assets of $117.0 million, derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses. Releases of the valuation allowances, if any, will be recognized through earnings.

Critical Accounting Policies

Our discussion and analysis of our consolidated financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

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

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced or volume of data processed, such as subscribers count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that collection of a fee is not reasonably assured, we defer the revenue recognition until the time collection becomes reasonably assured.

For arrangements with multiple deliverables within the scope of software revenue recognition guidance, we allocate revenue to each component based upon its relative fair value, which is determined based on the Vendor Specific Objective Evidence (“VSOE”) of fair value for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements when sold separately in similar arrangements. In the absence of fair value for a delivered element, we use the residual method. The residual method requires that we first allocate revenue based on fair value to the undelivered elements and then the residual revenue is allocated to the delivered elements. If VSOE of any undelivered items does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of (i) delivery of those elements for which VSOE does not exist or (ii) when VSOE can be established. However, in limited cases where maintenance is the only undelivered element without VSOE, the entire arrangement fee is recognized ratably upon commencement of the maintenance services. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification and implementation and maintenance to determine the appropriate value for the license component. Beginning October 1, 2009, we adopted the new authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under this guidance, we allocate revenue to each element based upon the relative fair value. Fair value would be allocated by using a hierarchy of (1) VSOE, (2) third-party evidence of selling price for that element, or (3) estimated selling price, or ESP, for individual elements of an arrangement when VSOE or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration for non-software arrangements. We determine ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which we offer our services and internal costs. The determination of ESP is judgmental and is made through consultation with and approval by management.

Revenue from third-party hardware and software sales is recorded at a gross or net amount according to certain indicators. In certain arrangements, we may earn revenue from other third-party services which is recorded at a gross amount as we are the primary obligor under the arrangement. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

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

Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including estimating expected dividends. In addition, the exercise of judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially affected. Please see Note 19 to our consolidated financial statements.

Goodwill, Intangible Assets and Long-Lived Assets — Impairment Assessment

Goodwill is measured as the excess of the cost of a business acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is subject to periodic impairment tests. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The goodwill impairment test involves a two-step process. The first step, identifying a potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Any excess of the reporting unit goodwill carrying value over the respective implied fair value is recognized as an impairment loss.

We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2012, 2011 and 2010.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal 2012, 2011 and 2010.

Derivative and Hedge Accounting

During fiscal 2012, 2011 and 2010, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive (loss) income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

Fair Value Measurement of Short-Term Interest-Bearing Investments

Our short-term interest-bearing investments are classified as available-for-sale securities and are stated at fair value in our consolidated balance sheets. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive (loss) income, net of tax. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds, government guaranteed debt and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs such as quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques using observable market inputs. For securities with unrealized losses that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to credit losses. To the extent that the net present value of the projected cash flows was less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. The other-than-temporary impairment on our short-term interest-bearing investments was immaterial during fiscal 2012, 2011 and 2010.

Given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market price in an active market or observable inputs, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of the investment portfolio as of September 30, 2012.

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

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board, or FASB, issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update became effective for us beginning October 1, 2012. We do not expect that the adoption of this new guidance will have a material impact on our financial statements.

In June 2011, the FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, thus eliminating the option to present the components of other comprehensive income as part of the statement of equity. In addition, the guidance requires that the reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statements, however, in December 2011, the FASB indefinitely deferred the requirements related to the presentation of reclassification adjustments. The guidance became effective for us beginning October 1, 2012, and will only result in changes in our financial statements presentation.

Adoption of New Accounting Standards

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements under U.S. GAAP and International Financial Reporting Standards are similar. This guidance was effective for us beginning January 1, 2012. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption of this new guidance did not have a material impact on our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. Bruce K. Anderson, who was Chairman of our board of directors from September 1997 to September 2011 and a director since 1997, resigned from our board of directors effective November 6, 2012. In addition, Thomas G. O’Brien, our Treasurer and Secretary, resigned effective August 1, 2012 and Elizabeth W. McDermon has succeeded Mr. O’Brien as Secretary of Amdocs Limited. As of November 30, 2012, our directors and senior managers were as follows:

Name	Age	Position
Robert A. Minicucci	60	Chairman of the Board, Amdocs Limited
Adrian Gardner(1)	50	Director and Chairman of the Audit Committee, Amdocs Limited
John T. McLennan(2)	67	Director and Chairman of the Management Resources and Compensation Committee, Amdocs Limited
Simon Olswang(1)(3)	68	Director and Chairman of the Nominating and Corporate Governance Committee, Amdocs Limited
Zohar Zisapel(2)(4)	63	Director and Chairman of the Technology and Innovation Committee, Amdocs Limited
Julian A. Brodsky(1)(3)	79	Director, Amdocs Limited
James S. Kahan(3)	65	Director, Amdocs Limited
Richard T.C. LeFave(2)	60	Director, Amdocs Limited
Nehemia Lemelbaum(1)(4)	70	Director, Amdocs Limited
Giora Yaron(4)	64	Director, Amdocs Limited
Eli Gelman	54	Director, Amdocs Limited; President and Chief Executive Officer, Amdocs Management Limited
Tamar Rapaport-Dagim	41	Senior Vice President and Chief Financial Officer, Amdocs Management Limited
Ayal Shiran	47	Senior Vice President and Head of Customer Business Group, Amdocs Management Limited
Brian Shepherd	45	Executive Vice President and Group President, Amdocs Strategy Group, Amdocs, Inc.
Anshoo Gaur	44	Division President, Amdocs Development Center India Pvt. Ltd.
Elizabeth W. McDermon	35	Secretary, Amdocs Limited; Vice President of Corporate Strategy and Investor Relations, Amdocs Inc.

(1)	Member of the Audit Committee
(2)	Member of the Management Resources and Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Technology and Innovation Committee

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

John T. McLennan has been a director of Amdocs since November 1999 and is Chairman of the Management Resources and Compensation Committee. From May 2000 until June 2004, he served as Vice-Chair and Chief Executive Officer of Allstream (formerly AT&T Canada). Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until May 2000. From 1993 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan is also a director of Air Canada Jazz, a publicly-held regional airline company, Chairman of Emera Inc., a Canadian publicly-held energy services company, and director of Nova Scotia Power Inc., a wholly-owned subsidiary of Emera Inc. From 2005 to 2008, Mr. McLennan also served as a director of Medisys Inc., a healthcare management company. We believe Mr. McLennan’s qualifications to sit on our board of directors include his years of experience in the telecommunications industry, including as chief executive officer of a leading Canadian telecommunications provider, and his experience providing strategic advice to complex organizations across a variety of industries, including as a public company director.

Simon Olswang has been a director of Amdocs since November 2004 and is Chairman of the Nominating and Corporate Governance Committee. In 2002, Mr. Olswang retired as Chairman of Olswang, a media and communications law firm in the United Kingdom that he founded in 1981. He is a member of the Advisory Board of Palamon Capital Partners LLP and of the board of directors of Amiad Filtration Systems Limited, an Israeli company listed on the London AIM market, which is active in the clean water industry. In May 2012, Mr. Olswang was appointed a Trustee of Tel Hai Academic College. Mr. Olswang was a member of the board of directors of The British Library until March 2008 and has served as a non-executive director of a number of companies and organizations, including Aegis Group plc, The Press Association and the British Film Institute. Mr. Olswang previously served as Trustee of Langdon College of Further (Special) Education in Salford, of which he is a co-founder. We believe Mr. Olswang’s qualifications to sit on our board of directors include his extensive experience providing strategic and legal advisory services to complex organizations, as well as startups, and his membership of the boards of directors of companies and other bodies active in the media and communications industry.

Zohar Zisapel has been a director of Amdocs since July 2008 and is the Chairman of the Technology and Innovation Committee. Mr. Zisapel co-founded and was chairman of RAD Data Communications Ltd. from 1982 until August 2012, a privately-held voice and data communications company and part of the RAD Group, a family of independent networking and telecommunications companies. Mr. Zisapel also serves as chairman of

Ceragon Networks Ltd. and RADCOM Ltd., each of which is a publicly-traded member of the RAD Group, as a director of Silicom Ltd., a public company, as well as on the boards of directors of several privately-held companies. Mr. Zisapel previously served as chairman of the Israel Association of Electronic Industries from 1998 until 2001. Mr. Zisapel’s experience as founder, chairman and director of several public and private high technology companies, and his leadership in several government organizations, demonstrate his leadership capability and provide him with valuable insights into the voice and data communications industries.

Julian A. Brodsky has been a director of Amdocs since July 2003. Since 2011, Mr. Brodsky has served as a senior advisor to Comcast Corporation. Mr. Brodsky served as a director and as Vice Chairman of Comcast Corporation from 1989 to 2011. From 1969 to May 2004, Mr. Brodsky was Chairman of Comcast Interactive Capital, LP, a venture fund affiliated with Comcast. He is a director of RBB Fund, Inc. Mr. Brodsky brings to our board of directors deep and extensive knowledge of the cable industry gained through his longstanding executive leadership roles at Comcast, as well as financial expertise in capital markets, accounting and tax matters gained through his experience as Chief Financial Officer of Comcast and as a practicing CPA.

James S. Kahan has been a director of Amdocs since April 1998. From 1983 until his June 2007 retirement, he worked at SBC, which is now AT&T, and served as a Senior Executive Vice President from 1992 until June 2007. AT&T is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp. Mr. Kahan also serves on the board of directors of Live Nation Entertainment, Inc., the world’s largest live music and ticketing entity, and Frontier Communication Corporation, the largest U.S. provider of rural communication services. Mr. Kahan’s long service at SBC and AT&T, as well as his management and financial experience at several public and private companies, have provided him with extensive knowledge of the telecommunications industry, particularly with respect to corporate development, mergers and acquisitions and business integration.

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

Dr. Giora Yaron has been a director of Amdocs since July 2009. Dr. Yaron co-founded Itamar Medical Ltd., a publicly-traded medical technology company, and has been its co-chairman since 1997. Dr. Yaron provides consulting services to Itamar Medical and to various other technology companies. He co-founded P-cube, Pentacom, Qumranet, Exanet and Comsys, privately-held companies sold to multinational corporations. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology company and serves as one of its directors. Since 2010, Dr. Yaron has been the chairman of The Executive Council of Tel Aviv University, an institution of higher education and the chairman of Ramot (the Tel Aviv University’s technology transfer company). Dr. Yaron also has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008 and on the advisory board of the Israeli Ministry of Defense since 2011. Dr. Yaron served from 1996 to 2006 as a member of the board of directors of Mercury Interactive, a publicly-traded IT optimization software company acquired by Hewlett-Packard, including as chairman from 2004 to 2006. We believe that Dr. Yaron’s qualifications to sit on our board of directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.

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

Ayal Shiran has been Senior Vice President and Head of the Customer Business Group since August 2008. Mr. Shiran joined Amdocs in 2004, with initial responsibility as President of our Customer Business Unit responsible for Amdocs business with Cingular Wireless and later as Division President, responsible for Amdocs business with the AT&T group of companies, including SBC, Bellsouth and Cingular. Prior to joining Amdocs, Mr. Shiran served as Acting Vice President at TTI Team Telecom International, a telecommunications company. He also served in the Israeli Air Force, where he was responsible for various projects concerning the development of computer systems for the F-15 jet airplane, and software development laboratories for the F-15 at Boeing.

Brian A. Shepherd has been our Executive Vice President and Group President, Amdocs Strategy Group since October 2012 and was our Senior Vice President and Head of Broadband Cable and Satellite Group, Diversification and Global Marketing from November 2010 to September 2012. He joined Amdocs as Business Unit President of Cable and Satellite in 2005 as part of our acquisition of DST Innovis, where he had been Senior Vice President of Customer Business Operations since 2002. From October 2006 to October 2008, he served as our Division President — North America Communications and Cable, from November 2008 to April 2010, he served as President of Amdocs Interactive, leading our digital commerce and content business, and from May 2010 to October 2010, he was Group President — Digital Services, Global Marketing, and Broadband Cable and Satellite. Prior to his experience with DST Innovis and Amdocs, Mr. Shepherd was an executive with SoDeog Technologies, a wireless software company, and as a strategy consultant with McKinsey & Company.

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

Elizabeth W. McDermon has been Secretary of Amdocs Limited since August 2012. Ms. McDermon joined Amdocs in November 2008 and has been Vice President of Investor Relations since November 2009 and Vice President of Investor Relations and Corporate Strategy since January 2011. From 2000 to 2008, Ms. McDermon was an equity research analyst at Goldman Sachs & Co. covering the telecommunications software, data processing and IT services sectors.

Compensation

During fiscal 2012, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $60,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committees received an annual cash payment of $12,500. Each member of our Compensation, Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not the chairman of such committees received an annual cash payment of $7,500. The Chairman of our Audit Committee received an annual cash payment of $25,000 and the Chairmen of our Management Resources and Compensation, Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $15,000. Each Non-Employee Director received an annual grant of restricted shares at a total value of $150,000. The Chairman of the Board of Directors received an additional annual amount equal to $150,000, of which $25,000 was paid in cash and $125,000 was awarded in the form of restricted shares. All restricted share awards to our Non-Employee Directors are immediately vested with respect to 25%, with the remainder vesting annually in three equal installments. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the NYSE closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. Cash compensation paid to our Non-Employee Directors is prorated for partial year service.

A total of 18 persons who served either as directors of Amdocs or members of its senior management during all or part of fiscal 2012 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons in fiscal 2012 was approximately $7.6 million, compared to $13.3 million in fiscal 2011 and $7.8 million in fiscal 2010, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2012, we granted to such persons options to purchase an aggregate of 681,069 ordinary shares at a weighted average price of $28.66 per share with vesting generally over four-year terms and expiring ten years from the date of grant, and an aggregate of 224,373 restricted shares subject to three to four-year vesting. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices

The size of our Board of Directors is 13; 12 directors were elected to our Board of Directors at our annual meeting of shareholders on February 2, 2012, and one director resigned from of Board of Directors effective November 6, 2012, leaving two vacancies. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

Board Committees

Our Board of Directors maintains three committees as set forth below. Members of each committee are appointed by the Board of Directors.

The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. The current members of our Audit Committee are Messrs. Gardner (Chair), Brodsky, Lemelbaum and Olswang, all of whom are independent directors, as defined by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. The Audit Committee written charter is available on our website at www.amdocs.com.

The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors. The current members of the Nominating and Corporate Governance Committee are Messrs. Olswang (Chair), Brodsky and Kahan, all of whom are independent directors, as required by the NYSE listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. The current members of our Management Resources and Compensation Committee are Messrs. McLennan (Chair), LeFave and Zisapel, all of whom are independent directors, as defined by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Management Resources and Compensation Committee written charter is available on our website at www.amdocs.com.

The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Messrs. Zisapel (Chair), Lemelbaum and Dr. Yaron.

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

Workforce Personnel

The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location (in each of which we operate at multiple sites):

	As of September 30
	2012	2011	2010
Software and Information Technology, Sales and Marketing
North America	4,755	4,836	4,725
Israel	4,210	4,334	4,306
India	6,681	6,582	6,588
Rest of the World	2,977	2,609	2,432

	18,623	18,361	18,051
Management and Administration	1,482	1,465	1,404

Total Workforce	20,105	19,826	19,455

As a company with global operations, we are required to comply with various labor and immigration laws throughout the world, including laws and regulations in Australia, Brazil, Canada, Cyprus, France, Germany, India, Israel, Japan, Mexico, the Philippines, South Africa, the United Kingdom and the United States. Our employees in certain countries of Europe, and to a limited extent in Canada and Brazil, are protected by mandatory collective bargaining agreements. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in specific countries, our compliance with such regulations could become more burdensome.

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

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of December 3, 2012, the aggregate number of our ordinary shares beneficially owned by our directors and senior management was 3,379,472 shares. As of December 3, 2012, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

Stock Option and Incentive Plan

Our Board of Directors has adopted, and our shareholders have approved, our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the 1998 Plan, pursuant to which up to 62,300,000 of our ordinary shares may be issued.

The 1998 Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the 1998 Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2012, of the 62,300,000 ordinary shares available for issuance under the 1998 Plan, 30,257,917 ordinary shares had been issued as a result of option exercises and restricted share issuances under the provisions of the 1998 Plan, and 14,541,559 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards dominated in stock units. As of November 30, 2012, there were outstanding options to purchase an aggregate of 16,777,214 ordinary shares at exercise prices ranging from $13.28 to $39.60 per share.

The 1998 Plan is administered by a committee that determines all the terms of the awards (subject to the above), including which employees, directors or consultants are granted awards. The Board of Directors may amend or terminate the 1998 Plan, provided that shareholder approval is required to increase the number of ordinary shares available under the 1998 Plan, to materially increase the benefits accruing to participants, to change the class of employees eligible for participation, to decrease the basis upon which the minimum exercise price of options is determined or to extend the period in which awards may be granted or to grant an option that is exercisable for more than ten years. Ordinary shares subject to restricted stock awards are subject to certain restrictions on sale, transfer or hypothecation. No awards may be granted after January 2016.

As a result of acquisitions, as of September 30, 2012, we were obligated to issue (and have reserved for issuance) an additional 153,872 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $0.38 to $37.66 per share. No additional options have been or will be granted under these predecessor plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 3, 2012 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 162,543,165 ordinary shares outstanding as of December 3, 2012. Information concerning shareholders is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 3, 2012. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
T. Rowe Price Associates, Inc. (1)	17,596,758	10.83%
Manning & Napier Advisors, Inc. (2)	16,730,588	10.29%
Janus Capital Management LLC (3)	13,421,044	8.26%
FMR LLC (4)	10,726,903	6.60%
Ameriprise Financial, Inc. (5)	10,489,135	6.45%
All directors and executive officers as a group (16 persons) (6)	3,379,472	2.05%

(1)	Based on a Schedule 13G/A filed by T. Rowe Price Associates, Inc., or T. Rowe Price, with the SEC on May 10, 2012, as of April 30, 2012, T. Rowe Price had sole voting power over 3,459,360 of our ordinary shares and sole dispositive power over 17,596,758 of our ordinary shares. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

(2)	Based on a Schedule 13G/A filed by Manning & Napier Advisors, Inc., or Manning & Napier, with the SEC on January 27, 2012, as of December 31, 2011, Manning & Napier had sole voting power over 14,809,642 of our ordinary shares and sole dispositive power over 16,730,588 of our ordinary shares. The address of Manning & Napier is 290 Woodcliff Drive, Fairport, New York 14450.
(3)	Based on a Schedule 13G filed by Janus Capital Management LLC, or Janus, with the SEC on February 14, 2012, as of December 31, 2011, Janus has a direct 94.8% ownership stake in INTECH Investment Management, or INTECH, and a direct 77.8% ownership stake in Perkins Investment Management LLC, or Perkins. Due to this ownership structure, holdings for Janus, Perkins and INTECH are aggregated. Janus, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively, the “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus may be deemed to be the beneficial owner of 13,421,044 ordinary shares held by the Managed Portfolios. However, Janus does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Capital is 51 Detroit Street, Denver, Colorado 80206.
(4)	Based on a Schedule 13G filed by FMR LLC with the SEC on February 14, 2012, as of December 31, 2011, FMR LLC had sole power to vote or direct the vote over 92,353 shares and sole power to dispose or direct the disposition of 10,726,903 shares. This includes 10,626,150 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment advisor; 106 shares beneficially owned by Strategic Advisers, Inc. (“SAI”) in its capacity as an investment advisor; 147 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) as a result of its serving as an investment manager of institutional accounts owning such shares; and 100,500 shares over which FIL Limited (“FIL”) has sole dispositive power through its investment advisory and management services to a number of non-U.S. investment companies and institutional investors. Fidelity and SAI are wholly owned subsidiaries of FMR LLC. PGATC is an indirect wholly owned subsidiary of FMR LLC. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL or trusts for their benefit, own shares of FIL voting stock. Edward C. Johnson 3d, and members of his family, directly or through trusts, own approximately 49% of the voting power of FMR LLC. The address of Fidelity, FMTC and SAI is 82 Devonshire Street, Boston, Massachusetts 02109. The address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.
(5)	Based on a Schedule 13G/A filed by Ameriprise Financial, Inc., or Ameriprise, and Columbia Management Investment Advisers, LLC, or Columbia, with the SEC on February 14, 2012, as of December 31, 2011, Ameriprise and Columbia had shared voting power over 2,917,468 of our ordinary shares and shared dispositive power over 10,489,135 of our ordinary shares. Ameriprise is the parent company of Columbia. Ameriprise and Columbia disclaim beneficial ownership of these shares. The address of Ameriprise and RiverSource is 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474.
(6)	Includes options held by such directors and executive officers that are exercisable within 60 days after December 3, 2012. As of such date, none of our directors, senior managers or key employees beneficially own 1% or more of our outstanding ordinary shares.

Thornburg Investment Management Inc.’s share ownership decreased below 5% during fiscal 2012 from 9.15% in fiscal 2011. Manning’s share ownership has increased from 6.32% at the end of fiscal 2010 to 10.29% at the end of fiscal 2012.

As of December 3, 2012, our ordinary shares were held by 1,000 record holders. Based on a review of the information provided to us by our transfer agent, 662 record holders, holding approximately 99.9% of our outstanding ordinary shares held of record, were residents of the United States.

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

Dividend Policy

On July 31, 2012, at a special shareholders meeting, the Company’s shareholders approved the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per share. On August 1, 2012, the board of directors declared the first dividend payment, which was paid on October 19, 2012. On November 6, 2012, the Board declared the second quarterly cash dividend payment and set December 31, 2012 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 18, 2013.

Going forward, our Board of Directors will consider on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require further shareholder approval.

ITEM 9. THE OFFER AND LISTING

Our ordinary shares have been quoted on the NYSE since June 19, 1998, under the symbol “DOX.” The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

	High	Low
Fiscal Year Ended September 30
2008	$38.03	$24.65
2009	$27.71	$14.61
2010	$32.44	$24.10
2011	$32.00	$25.41
2012	$33.79	$25.67
Quarter
Fiscal 2011:
First Quarter	$30.96	$25.75
Second Quarter	$30.65	$26.83
Third Quarter	$31.00	$28.34
Fourth Quarter	$32.00	$25.41
Fiscal 2012:
First Quarter	$31.06	$25.67
Second Quarter	$31.90	$28.22
Third Quarter	$32.39	$28.16
Fourth Quarter	$33.79	$28.41

	High	Low
Fiscal 2013:
First Quarter (through November 30, 2012)	$33.85	$31.41
Most Recent Six Months
June 2012	$29.95	$28.16
July 2012	$30.42	$28.69
August 2012	$32.58	$28.41
September 2012	$33.79	$31.98
October 2012	$33.32	$32.06
November 2012	$33.85	$31.41

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

Article 70(1) of the Articles provides that a director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding such director’s interest and an interested director will not be liable to us for any profit realized through any such contract or arrangement by reason of such director holding the office of director. Article 71(1) of the Articles provides that the directors shall be paid out of the funds of Amdocs Limited by way of fees such sums as the Board shall reasonably determine. Article 73 of the Articles provides that directors may exercise all the powers of Amdocs Limited to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue securities whether outright or as security for any debt, liability or obligation of Amdocs Limited for any third party. Such borrowing powers can only be altered through an amendment to the Articles by special resolution. Our Memorandum and Articles do not impose a requirement on the directors to own shares of Amdocs Limited in order to serve as directors, however, the Board of Directors has adopted guidelines for minimum share ownership by the directors, who have until the end of 2013 to be in compliance with the guidelines.

On January 22, 2009 the Board of Directors was granted a five-year standing authority by the shareholders to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares. As of September 30, 2012, 162,454,100 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares were not changed by the amendment to our charter documents and are set out in the Memorandum and Articles and are as follows:

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

Material Contracts

On December 20, 2011, we entered into a Credit Agreement among us, certain of our subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent providing for an unsecured $500 million five-year revolving credit facility with a syndicate of banks, which facility is available for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time.

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

General

Our effective tax rate was 11.4% for fiscal 2012, compared to 12.4% for fiscal 2011 and 10.7% for fiscal 2010.

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

Certain Guernsey Tax Considerations

Tax legislation in Guernsey subjects us to the standard rate of corporate income tax for a Guernsey resident company of zero percent.

Certain Indian Tax Considerations

Through subsidiaries, we operate a development center and a business processing operations center in Pune, India, and another development center in Delhi, India. In 2012, the corporate tax rate applicable in India on trading activities was 32.4%. Our subsidiaries in India operate under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, our subsidiary in Delhi and a business unit we established in Pune are entitled to considerable corporate income tax exemptions on all income derived from such pre-approved information technology activity, provided they continue to meet the conditions required for such tax benefits. However, as of March 31, 2011, the Minimum Alternative Tax, or MAT, became applicable to all our Indian subsidiaries. The MAT is levied on book profits at the effective rate of 20% (during the Indian fiscal year commencing on April 1, 2011) and can be carried forward for 10 years to be credited against corporate income taxes. Our-Delhi based subsidiary and the unit established in Pune are subject to a separate tax entitlement under which each is exempt from tax on its tax incentive-eligible activity for its first five years of operation and each will enjoy a 50% reduction on its corporate income tax for such activity for the following five years. After 10 years of operations, such 50% reduction may be available for an additional five years, subject to further investment-related undertakings that we would be required to make. Under Indian laws, any dividend distribution by our Indian subsidiaries would be subject to a dividend distribution tax at the rate of 16.2% to be paid by such subsidiaries. The Indian government has published a draft for the replacement of the country’s tax code. This draft, if enacted, would substantially change Indian tax laws, and might reduce or eliminate the availability of these beneficial tax rates for our Indian subsidiaries.

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

In general, investment programs of our Israeli subsidiary that have already obtained instruments of approval for an Approved Enterprise by the Israeli Investment Center prior to the change in legislation in 2005 continue to be subject to the old provisions of the Investment Law as described below. The revisions that were introduced into the Investment Law in 2005 did not affect our effective tax rate for year ended September 30, 2012 and we do not expect them to have a significant impact on our effective tax rate in fiscal 2013.

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

Our primary Israeli subsidiary has elected the alternative benefits with respect to its current Approved Enterprise and its enlargements, pursuant to which the Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two to ten years and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years. In case this Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject, assuming that the current level of foreign investment in Amdocs is not reduced, to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid and up to 25% if such foreign investments are reduced (as detailed above). This tax is in addition to the withholding tax on dividends as described below. Specific investment programs of our Israeli subsidiary and the income derived therefrom, are entitled to reduced tax rates for 13 years (instead of the eight-year period referred to above). The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are given according to an allocation formula provided for in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and the subsidiary might be required to refund the amount of the canceled benefits, with the addition of CPI differences and interest. We believe that the Approved Enterprise of our Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

In recent years changes were introduced to the Encouragements of Capital Investment Act. Among other things, these changes include a prospective cancellation of all tax incentives under existing law. However, under the transition rules, incentive programs commenced prior to 2011 would continue to apply until expired, unless the company elects to apply the regimes provided by the new law. Additionally, the amendments include a tax incentive package that consists of flat tax rates of 10% through 15%, depending on size and location of the taxable entity, for calendar years 2011 through 2012; 7% through 12.5%, depending on size and location of the taxable entity from 2013 through 2014, and 6% through 12% for calendar years 2015 forward. These incentives would apply to industrial companies that meet certain criteria.

Dividends

Dividends paid out of income derived by an Approved Enterprise during the benefit periods (or out of dividends received from a company whose income is derived by an Approved Enterprise) are subject to withholding tax at a reduced rate of 15% (deductible at source). As of January 1, 2012, dividends paid out of non-Approved Enterprise income are subject to a 30% withholding tax. This withholding tax is in addition to the corporate tax that a company is subject to in the event it pays a dividend out of exempt income earned during the tax holiday period related to its Approved Enterprise status. In addition, legislation was recently enacted in Israel to reduce the corporate tax rates on distributions of retained earnings derived from an Approved Enterprise, provided that a portion of such retained earnings are reinvested in Israel in specified manners.

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

Dividend income is generally taxed as ordinary income. However, a maximum U.S. federal income tax rate of 15% currently applies to “qualified dividend income” received by individuals (as well as certain trusts and estates), provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of “qualified foreign corporations,” including shares of a foreign corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are readily tradable on the NYSE, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies. The reduced tax rate for “qualified dividend income” is scheduled to expire on December 31, 2012, unless further extended by Congress. In addition, dividends paid by us will not qualify for the 15% U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes, which we would be if (i) at least 75% of our gross income is “passive income” (i.e., dividends, interest, royalties, rents and gains from commodities and securities transactions), or (ii) on average at least 50% of the gross value of our assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” We do not believe that we will be classified as such in the current taxable year and do not expect to become one in the foreseeable future.

The amount of foreign income taxes that may be claimed as a credit against U.S. federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations set out in the U.S. Internal Revenue Code of 1986, as amended, include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source “passive income” or “financial services income” for U.S. foreign tax credit purposes.

In addition, U.S. holders generally will be subject to information reporting requirements with respect to dividends that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” U.S. holders may also be subject to backup withholding (currently at 28%, but scheduled to increase to 31% for payments made after December 31, 2012 absent Congressional action) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. holder and its tax basis in the ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the disposition. In the case of a U.S. holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the ordinary shares during taxable years beginning before January 1, 2011 generally will be subject to a maximum U.S. federal tax income rate of 15%. For taxable years beginning on or after January 1, 2013, such rate is scheduled to increase to 20% absent Congressional action. Gains realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Medicare Contribution Tax. For taxable years beginning after December 31, 2012, U.S. holders who are individuals, estates and certain trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares) or, in the case of trusts and estates, on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent that the U.S. Holder’s total modified adjusted income exceeds certain thresholds.

Information Reporting and Backup Withholding.

Certain U.S. holders are required to report information with respect to their investment in our ordinary shares not held through a custodial account with a U.S. financial institution to the IRS. In general, U.S. taxpayers holding specified “foreign financial assets” (which generally would include our ordinary shares) with an aggregate value exceeding certain threshold amounts should report information about those assets on IRS Form 8938, which must be attached to the taxpayer’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties.

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

Amounts withheld under the backup withholding rules may be credited against a U.S. holder’s tax liability or refunded if the holder timely provides the required information to the IRS.

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

You may request copies of our reports, at no cost, by writing to or telephoning us as follows:

Amdocs, Inc.

Attention: Elizabeth W. McDermon

1390 Timberlake Manor Parkway,

Chesterfield, Missouri 63017

Telephone: 314-212-8328

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

During fiscal 2012, our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar were approximately 70% to 80% and 50% to 60%, respectively. If more customers will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

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

The table below (all dollar amounts in millions) presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2012. Notional values are U.S. dollar translated and calculated based on forward rates as of September 30, 2012, for forward contracts, and based on spot rates as of September 30, 2012 for options.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts	$950	$(23.9)

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments are invested in short term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of money market funds, U.S. government treasuries, corporate bonds, government guaranteed debt and U.S. agency securities. As of September 30, 2012, there was $200.0 million of short-term outstanding borrowing under our revolving lines of credit, which we repaid in October 2012.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2012. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2012, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2012, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for our directors and employees, including our principal executive officer, principal financial officer and other executive officers, of our subsidiaries and other business entities controlled by us worldwide.

Our Code of Ethics and Business Conduct is available on our website at www.amdocs.com, or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Amdocs, Inc.

Attention: Elizabeth W. McDermon

1390 Timberlake Manor Parkway,

Chesterfield, Missouri 63017

Telephone: 314-212-8328

We intend to post on our website within five business days all disclosures that are required by law or NYSE rules concerning any amendments to, or waivers from, any provision of the code.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During each of the last three fiscal years, Ernst & Young LLP has acted as our independent registered public accounting firm.

Audit Fees

Ernst & Young billed us approximately $2.9 million for audit services for fiscal 2012, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.3 million for audit services for fiscal 2011.

Audit-Related Fees

Ernst & Young billed us approximately $1.2 million for audit-related services for fiscal 2012. Audit-related services principally include SAS 70 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.2 million for audit-related services for fiscal 2011.

Tax Fees

Ernst & Young billed us approximately $1.6 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2012. Ernst & Young billed us approximately $1.8 million for tax advice in fiscal 2011.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2012 or fiscal 2011.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2012, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2012 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
10/1/11-10/31/11	1,730,800	$28.45	1,730,800	$637,890,719
11/1/11-11/30/11	1,405,600	$29.30	1,405,600	$596,706,349
12/1/11-12/31/11	1,756,500	$28.02	1,756,500	$547,495,109
01/1/12-01/31/12	1,294,442	$28.98	1,294,442	$509,980,300
02/1/12-02/29/12	1,186,367	$30.31	1,186,367	$474,022,660
03/1/12-03/31/12	1,405,300	$30.81	1,405,300	$430,723,533
04/1/12-04/30/12	534,248	$31.49	534,248	$413,902,014
05/1/12-05/31/12	1,621,500	$30.12	1,621,500	$365,068,004
06/1/12-06/30/12	1,932,200	$29.06	1,932,200	$308,925,704
07/1/12-07/31/12	1,294,000	$29.62	1,294,000	$270,598,502
08/1/12-08/31/12	1,419,905	$31.45	1,419,905	$225,938,628
09/1/12-09/30/12	706,883	$32.77	706,883	$202,775,967

Total	16,287,745	$29.74	16,287,745	$202,775,967

(1)	In April 2010, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. In February 2011, our board of directors adopted an additional share repurchase plan authorizing the repurchase of up to $1 billion of our outstanding ordinary shares over the following 24 months. In April 2011, we completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and started executing repurchases under the February 2011 plan. In fiscal 2012, we repurchased 16.3 million ordinary shares at an average price of $29.74 per share (excluding broker and transaction fees). As of September 30, 2012, we had remaining authority to repurchase up to $202.8 million of our outstanding ordinary shares, under the February 2011 plan. In November 2012, our board of directors adopted another share repurchase plan authorizing the repurchase of up to $500.0 million of our ordinary shares. The November 2012 plan has no expiration date. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2012, and to our website at www.amdocs.com.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2012, 2011 and 2010, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2012 and 2011
Consolidated Statements of Income for the years ended September 30, 2012, 2011 and 2010
Consolidated Statements of Changes in Shareholders’ Equity for the years ended September 30, 2012, 2011 and 2010
Consolidated Statements of Cash Flows for the years ended September 30, 2012, 2011 and 2010
Notes to Consolidated Financial Statements

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

Amdocs Limited

/S/ ELIZABETH W. MCDERMON
Elizabeth W. McDermon
Secretary and Authorized Signatory

Date: December 11, 2012

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibits 99.1 to Amdocs’ Form 6-K filed January 26, 2009)
1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)
2.a.1	Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of New York, as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K, filed March 5, 2004)
2.a.2	Registration Rights Agreement, dated March 5, 2004, among Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Form 6-K, filed March 5, 2004)
4.b.1	Further Amended and Restated Information Technology Services Agreement, dated September 1, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 3, 2007)
4.b.2	Master Agreement for Software and Services between Amdocs, Inc. and SBC Operations, Inc., effective July 7, 1998 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 10.13 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-1, dated May 21, 1999, Registration No. 333-75151)
4.b.3	Software Master Agreement between Amdocs Software Systems Limited and SBC Services, Inc., effective December 10, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.2 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4.b.4	Agreement between Amdocs, Inc. and SBC Services, Inc. for Software and Professional Services, effective August 7, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4.b.5	Amended and Restated Customer Care and Billing Services Agreement, dated as of July 1, 2006, between Sprint/United Management Company and Amdocs Software Systems Limited (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K dated December 13, 2006)
4.b.6	Agreement Amending the Further Amended and Restated Master Outsourcing Agreement and Master License and Services Agreement, dated as of October 5, 2006, between Bell Canada and Amdocs Canadian Managed Services Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 13, 2006)
4.b.7	Further Amended and Restated Information Technology Services Agreement, dated as of December 31, 2009, by and between AT&T Services, Inc. and Amdocs Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated November 1, 2010)
4.b.8	Credit Agreement, dated as of December 20, 2011, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 22, 2011)

Exhibit No.	Description
4.b.9	Customer Care and Billing Services Agreement, dated as of October 1, 2012, between Sprint/United Management Company and Amdocs Software Systems Limited (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 11, 2012)
4.c.1	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K filed May 12, 2009)
8	Subsidiaries of Amdocs Limited
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
14.1	Consent of Ernst & Young LLP
100.1	The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2012 and 2011, (ii) Consolidated Statements of Income for the years ended September 30, 2012, 2011 and 2010, (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended September 30, 2012, 2011 and 2010, (iv) the Consolidated Statements of Cash Flows for the years ended September 30, 2012, 2011 and 2010, and (iv) Notes to Consolidated Financial Statements

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2012. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2012 and 2011, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part III. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amdocs Limited’s internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 11, 2012 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

New York, New York

December 11, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amdocs Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2012 and 2011, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2012 of Amdocs Limited and our report dated December 11, 2012 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

New York, New York

December 11, 2012

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of September 30,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$879,158	$831,371
Short-term interest-bearing investments	239,019	342,099
Accounts receivable, net	687,223	565,853
Deferred income taxes and taxes receivable	109,282	112,656
Prepaid expenses and other current assets	126,388	127,341

Total current assets	2,041,070	1,979,320
Equipment and leasehold improvements, net	277,907	258,402
Deferred income taxes	127,266	123,171
Goodwill	1,741,786	1,739,732
Intangible assets, net	141,278	193,422
Other noncurrent assets	315,916	342,525

Total assets	$4,645,223	$4,636,572

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$167,630	$126,977
Accrued expenses and other current liabilities	306,892	255,212
Accrued personnel costs	216,301	212,414
Short-term financing arrangements	200,000	250,000
Deferred revenue	145,184	151,423
Deferred income taxes and taxes payable	29,551	15,180

Total current liabilities	1,065,558	1,011,206
Deferred income taxes and taxes payable	301,795	310,045
Other noncurrent liabilities	244,668	292,020

Total liabilities	1,612,021	1,613,271

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 251,690 and 247,640 issued and 162,454 and 174,692 outstanding, in 2012 and 2011, respectively	4,077	4,013
Additional paid-in capital	2,625,250	2,495,211
Treasury stock, at cost — 89,236 and 72,948 ordinary shares in 2012 and 2011, respectively	(2,418,010)	(1,933,402)
Accumulated other comprehensive (loss) income	(25,501)	(19,656)
Retained earnings	2,847,386	2,477,135

Total shareholders’ equity	3,033,202	3,023,301

Total liabilities and shareholders’ equity	$4,645,223	$4,636,572

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended September 30,
	2012	2011	2010
Revenue:
License	$120,443	$119,237	$100,967
Service	3,126,460	3,058,491	2,883,256

	3,246,903	3,177,728	2,984,223

Operating expenses:
Cost of license	3,523	2,627	2,021
Cost of service	2,081,945	2,066,740	1,903,645
Research and development	242,063	221,886	207,836
Selling, general and administrative	424,671	409,465	373,585
Amortization of purchased intangible assets and other	52,229	72,646	86,703

	2,804,431	2,773,364	2,573,790

Operating income	442,472	404,364	410,433
Interest and other expense, net	948	8,657	25,135

Income before income taxes	441,524	395,707	385,298
Income taxes	50,153	49,042	41,392

Net income	$391,371	$346,665	$343,906

Basic earnings per share	$2.33	$1.87	$1.70

Diluted earnings per share	$2.31	$1.86	$1.69

Basic weighted average number of shares outstanding	168,275	185,213	202,584

Diluted weighted average number of shares outstanding	169,437	186,559	204,076

Cash dividends declared per ordinary share	$0.13	—	—

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance as of October 1, 2009	205,079	$3,930	$2,334,090	$(919,874)	$8,343	$1,786,564	$3,213,053
Comprehensive income:
Net income	—	—	—	—	—	343,906	343,906
Unrealized loss on foreign currency hedging contracts, net of $(1,537) tax	—	—	—	—	(6,934)	—	(6,934)
Unrealized gain on short-term interest-bearing investments, net of $129 tax	—	—	—	—	5,150	—	5,150
Unrealized loss on defined benefit plan, net of $(2,011) tax	—	—	—	—	(4,607)	—	(4,607)

Comprehensive income							337,515
Employee stock options exercised	1,097	17	23,618	—	—	—	23,635
Repurchase of shares	(13,695)	—	—	(389,287)	—	—	(389,287)
Issuance of restricted stock, net of forfeitures	568	9	—	—	—	—	9
Equity-based compensation expense related to employees	—	—	44,455	—	—	—	44,455

Balance as of September 30, 2010	193,049	3,956	2,402,163	(1,309,161)	1,952	2,130,470	3,229,380
Comprehensive income:
Net income	—	—	—	—	—	346,665	346,665
Unrealized loss on foreign currency hedging contracts, net of $(1,589) tax	—	—	—	—	(20,439)	—	(20,439)
Unrealized loss on short-term interest-bearing investments, net of $(24) tax	—	—	—	—	(756)	—	(756)
Unrealized loss on defined benefit plan, net of $(145) tax	—	—	—	—	(413)	—	(413)

Comprehensive income							325,057
Employee stock options exercised	2,590	42	56,417	—	—	—	56,459
Repurchase of shares	(21,866)	—	—	(624,241)	—	—	(624,241)
Issuance of restricted stock, net of forfeitures	919	15	—	—	—	—	15
Equity-based compensation expense related to employees	—	—	36,631	—	—	—	36,631

Balance as of September 30, 2011	174,692	4,013	2,495,211	(1,933,402)	(19,656)	2,477,135	3,023,301
Comprehensive income:
Net income	—	—	—	—	—	391,371	391,371
Unrealized loss on foreign currency hedging contracts, net of $(2,489) tax	—	—	—	—	(3,505)	—	(3,505)
Unrealized gain on short-term interest-bearing investments, net of $40 tax	—	—	—	—	2,077	—	2,077
Unrealized loss on defined benefit plan, net of $(1,598) tax	—	—	—	—	(4,417)	—	(4,417)

Comprehensive income							385,526
Employee stock options exercised	3,585	56	86,610	—	—	—	86,666
Repurchase of shares	(16,288)	—	—	(484,608)	—	—	(484,608)
Cash dividends declared ($0.13 per ordinary share)	—	—	—	—	—	(21,120)	(21,120)
Issuance of restricted stock, net of forfeitures	465	8	—	—	—	—	8
Equity-based compensation expense related to employees	—	—	43,429	—	—	—	43,429

Balance as of September 30, 2012	162,454	$4,077	$2,625,250	$(2,418,010)	$(25,501)	$2,847,386	$3,033,202

As of September 30, 2012, 2011 and 2010, accumulated other comprehensive (loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(17,942), $(14,437) and $6,002, unrealized gain (loss) on short-term interest-bearing investments, net of tax, of $54, $(2,023) and $(1,267) and unrealized (loss) on defined benefit plan, net of tax, of $(7,613), $(3,196) and $(2,783).

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2012	2011	2010
Cash Flow from Operating Activities:
Net income	$391,371	$346,665	$343,906
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	159,614	181,477	195,940
Loss from divestiture of a subsidiary	—	—	23,399
Equity-based compensation expense	43,429	36,631	44,455
Deferred income taxes	(4,857)	1,252	(19,137)
Excess tax benefit from equity-based compensation	(181)	(178)	(126)
Gain on sale of investments	(9,172)	—	—
Loss (gain) from short-term interest-bearing investments	3,041	1,386	(1,284)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(106,551)	38,062	(131,387)
Prepaid expenses and other current assets	1,601	(10,741)	9,009
Other noncurrent assets	19,734	(15,807)	(35,948)
Accounts payable, accrued expenses and accrued personnel	60,200	(46,976)	187,652
Deferred revenue	(55,811)	(34,444)	33,927
Income taxes payable, net	14,305	27,289	20,272
Other noncurrent liabilities	(2,654)	10,876	14,520

Net cash provided by operating activities	514,069	535,492	685,198

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(122,053)	(109,779)	(86,945)
Proceeds from sale of short-term interest-bearing investments	440,145	591,147	1,503,231
Purchase of short-term interest-bearing investments	(337,989)	(521,999)	(1,449,494)
Net cash paid for acquisitions	—	(162,964)	(200,307)
Net cash received from divestiture of a subsidiary	—	—	20,275
Cash received from sale of investments	11,172	—	—
Other	(8,564)	(18,076)	1,734

Net cash used in investing activities	(17,289)	(221,671)	(211,506)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	250,000	200,000
Payments under financing arrangements	(250,000)	(200,000)	—
Repurchase of shares	(484,608)	(624,241)	(389,287)
Proceeds from employee stock options exercised	86,674	56,474	23,644
Payments under capital lease, short-term financing arrangements and other	(1,059)	(878)	(616)

Net cash used in financing activities	(448,993)	(518,645)	(166,259)

Net increase (decrease) in cash and cash equivalents	47,787	(204,824)	307,433
Cash and cash equivalents at beginning of year	831,371	1,036,195	728,762

Cash and cash equivalents at end of year	$879,158	$831,371	$1,036,195

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$36,909	$19,611	$46,448
Interest	408	433	2,846

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

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States.

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

Reclassifications

From time to time, certain immaterial amounts in prior years’ financial statements may be reclassified to conform to the current year’s presentation.

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

The Company capitalizes certain expenditures for software that is internally developed for use in the business, which is classified as computer equipment. Amortization of internal use software begins when the software is ready for service and continues on the straight-line method over the estimated useful life.

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

Dividends

The Company has historically not paid dividends to shareholders and it did not pay dividends during fiscal 2012. On July 31, 2012, the Company’s shareholders approved the institution of a quarterly cash dividend program at the rate of $0.13 per share. On August 1, 2012, the Company’s board of directors authorized the first quarterly cash dividend payment, in the aggregate amount of $21,120, which was paid on October 19, 2012. On November 6, 2012, the Company’s board of directors approved another dividend payment, at the rate of $0.13 per share, and set December 31, 2012, as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 18, 2013.

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

Revenue Recognition

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, combined license and service revenue is generally recognized over the course of these long-term projects, using the percentage of completion method of accounting. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit.

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

In managed services contracts and in other long term contracts, revenue from the operation of a customer’s system is recognized either as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement as well as, in some cases, possesses other attributes such as pricing and supplier selection latitude. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis. Revenue from third-party sales is included in service revenue and was less than 10% of total revenue in each of fiscal 2012, 2011 and 2010. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as the Company is the primary obligor under the arrangement.

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

Many of the Company’s agreements include multiple deliverables. The Company’s multiple element arrangements are comprised of a variety of different combinations of the deliverables mentioned above. For multiple element arrangements within the scope of software revenue recognition guidance, the Company allocates revenue to each element based upon its relative fair value as determined by Vendor Specific Objective Evidence (“VSOE”). In the absence of fair value for a delivered element the Company uses the residual method. The residual method requires that the Company first allocate revenue to the fair value of the undelivered elements and residual revenue to delivered elements. If VSOE of any undelivered items does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of (i) delivery of those elements for which VSOE does not exist or (ii) when VSOE can be established. However, in limited cases where maintenance is the only undelivered element without VSOE, the entire arrangement fee is recognized ratably upon commencement of the maintenance services. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification, implementation and integration and maintenance to determine the appropriate value for the license component. Beginning October 1, 2009, the Company adopted the new authoritative guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under this guidance the Company allocates revenue to each element based upon the relative fair value. Fair value would be allocated by using a hierarchy of 1) VSOE, 2) third-party evidence of selling price for that element, or 3) estimated selling price, or ESP, for individual elements of an arrangement when VSOE or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration. The Company determines ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which the Company offers its services and internal costs. The determination of ESP is judgmental and is made through consultation with and approval by management.

In circumstances where the Company enters into a contract with a customer for the provision of managed services for a defined period of time, the Company defers certain direct costs incurred at the inception of the contract. These costs include time and expense incurred in association with the origination of a contract. In addition, if the revenue for a delivered item is not recognized because it is not separable from the undelivered item, then the Company also defers the cost of the delivered item. The deferred costs are amortized on a straight-line basis over the managed services period, or over the recognition period of the undelivered item. Revenue associated with these capitalized costs is deferred and is recognized over the same period.

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

Cost of License and Cost of Service

Cost of license and cost of service consist of all costs associated with providing software licenses and services to customers, including identified losses on contracts and warranty expense. Estimated losses on

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

contracts accounted for using the percentage of completion method of accounting are recognized in the period in which the loss is identified. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes license fees and royalty payments to software suppliers.

Cost of service also includes costs of third-party products associated with reselling third-party computer hardware and software products to customers, when revenue from third-party products is recorded at the gross amount. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of the Company’s software and services.

Research and Development

Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, either as part of the Company’s internal product development programs, which are sold, leased or otherwise marketed. Research and development costs are expensed as incurred.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The Company evaluates accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably probable. As of September 30, 2012, the Company had two customers, including their subsidiaries, with accounts receivable balances of 10% or more of total accounts receivable, aggregating 28.0%, which was lower than their respective portion of total revenue. As of September 30, 2011, the Company had two customers, including their subsidiaries, with accounts receivable balances of 10% or more of total accounts receivable, aggregating 35.3%, which was lower than their respective portion of total revenue.

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

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board, or FASB, issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update became effective for the Company beginning October 1, 2012. The Company does not expect the adoption of this new guidance will have a material impact on its financial statements.

In June 2011, the FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, thus eliminating the option to present the components of other comprehensive income as part of the statement of equity. In addition, the guidance requires that the reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statements, however, in December 2011, the FASB indefinitely deferred the requirements related to the presentation of reclassification adjustments. The guidance became effective for the Company beginning October 1, 2012, and will only result in changes in the Company’s financial statements presentation.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Adoption of New Accounting Standards

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements under U.S. GAAP and International Financial Reporting Standards are similar. This guidance was effective for the Company beginning January 1, 2012. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption of this new guidance did not have a material impact on the Company’s financial statements.

Note 3 — Acquisitions

The Company acquired several entities during fiscal 2011 and 2010. The entities have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2012 and 2011:

	As of September 30, 2012
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$485,012	$—	$485,012
U.S. government treasuries	93,387	—	93,387
Corporate bonds	—	60,923	60,923
Government guaranteed debt	—	32,689	32,689
U.S. agency securities	—	27,756	27,756
Supranational and sovereign debt	—	11,644	11,644
Mortgages (including agencies and corporate)	—	5,134	5,134
Asset backed obligations	—	3,417	3,417
Commercial paper and certificates of deposit	6,155	1,501	7,656

Total available-for-sale securities	584,554	143,064	727,618

Derivative financial instruments, net	—	(23,928)	(23,928)

Total	$584,554	$119,136	$703,690

	As of September 30, 2011
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$510,711	$—	$510,711
U.S. government treasuries	110,339	—	110,339
Corporate bonds	—	80,355	80,355
Government guaranteed debt	—	71,160	71,160
U.S. agency securities	—	57,540	57,540
Supranational and sovereign debt	—	10,270	10,270
Mortgages (including agencies and corporate)	—	6,395	6,395
Asset backed obligations	—	4,509	4,509
Commercial paper and certificates of deposit	10,105	6,105	16,210

Total available-for-sale securities	631,155	236,334	867,489

Derivative financial instruments, net	—	(10,270)	(10,270)

Total	$631,155	$226,064	$857,219

Available for sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2012 or fiscal 2011.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

Note 5 — Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$485,012	$—	$—	$485,012
U.S. government treasuries	93,255	132	—	93,387
Corporate bonds	60,350	573	—	60,923
Government guaranteed debt	32,484	205	—	32,689
U.S. agency securities	27,637	119	—	27,756
Supranational and sovereign debt	11,628	16	—	11,644
Mortgages (including agencies and corporate)	5,780	—	646	5,134
Asset backed obligations	3,800	—	383	3,417
Commercial paper and certificates of deposit	7,656	—	—	7,656

Total(1)	$727,602	$1,045	$1,029	$727,618

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2012, $239,019 of securities were classified as short term interest-bearing investments and $488,599 of securities were classified as cash and cash equivalents.

	As of September 30, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$510,711	$—	$—	$510,711
U.S. government treasuries	110,021	318	—	110,339
Corporate bonds	80,517	400	562	80,355
Government guaranteed debt	70,725	435	—	71,160
U.S. agency securities	57,232	308	—	57,540
Supranational and sovereign debt	10,247	23	—	10,270
Mortgages (including agencies and corporate)	7,576	—	1,181	6,395
Asset backed obligations	5,469	—	960	4,509
Commercial paper and certificates of deposit	17,092	—	882	16,210

Total(2)	$869,590	$1,484	$3,585	$867,489

(2)	As of September 30, 2011, $342,099 of securities were classified as short term interest-bearing investments and $525,390 of securities were classified as cash and cash equivalents.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

As of September 30, 2012, the unrealized losses were primarily due to credit market conditions and interest rate movements. A significant portion of the unrealized losses has been in a continuous loss position for 12 months or greater. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, an immaterial credit loss was recognized through earnings in fiscal 2012, 2011 and 2010. As of September 30, 2012, temporary unrealized losses of $576 included in accumulated other comprehensive (loss) income, were related to securities for which credit losses were recognized and that were considered other-than-temporarily impaired securities.

The following table presents a cumulative roll forward of credit losses recognized in earnings as of September 30, 2012:

Balance as of October 1, 2010	$1,587
Credit loss on debt securities for which an other-than-temporary impairment was not previously recognized	73
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	289
Reduction of credit loss for securities realized during the period	(1,221)

Balance as of September 30, 2011	728
Credit loss on debt securities for which an other-than-temporary impairment was not previously recognized	299
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	4
Reduction of credit loss for securities realized during the period	(213)

Balance as of September 30, 2012	$818

As of September 30, 2012, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$620,386
1 to 2 years	54,214
2 to 3 years	42,903
3 to 4 years	374
Thereafter	9,741

$727,618

Note 6 — Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. The Company has elected to present the related assets and liabilities on a gross basis. Considering the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $1,086 as of September 30, 2012. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2012. Notional values are U.S. dollar translated and calculated based on forward rates as of September 30, 2012 for forward contracts, and based on spot rates as of September 30, 2012 for options.

Notional Value*
Foreign exchange contracts	$950,170

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. Please see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of September 30, 2012 and September 30, 2011, as an asset or a liability is as follows:

	As of
	September 30,
	2012	2011
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$855	$3,800
Other noncurrent assets	1,453	597
Accrued expenses and other current liabilities	(20,087)	(14,292)
Other noncurrent liabilities	(4,166)	(4,622)

	(21,945)	(14,517)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	1,507	9,411
Accrued expenses and other current liabilities	(3,490)	(5,164)

	(1,983)	4,247

Net fair value	$(23,928)	$(10,270)

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward and option contracts outstanding as of September 30, 2012 are expected to mature within the next 12 months).

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, a separate component of shareholders’ equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2012, 2011 and 2010, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive (Loss) Income (Effective Portion) Year Ended September 30,
	2012	2011	2010
Line item in statements of income:
Revenue	$3,091	$(2,410)	$(3,466)
Cost of service	(21,504)	11,244	9,131
Research and development	(2,928)	2,477	2,490
Selling, general and administrative	(3,395)	2,220	1,306

Total	$(24,736)	$13,531	$9,461

An aggregate (loss) gain of $(22,603), $11,956 and $8,138, net of taxes, was reclassified from other comprehensive (loss) income in the fiscal years ended September 30, 2012, 2011 and 2010, respectively. The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2012, 2011 and 2010, was not material.

As of September 30, 2012, net losses related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive (loss) income totaled $17,942, of which $15,964 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. (Losses) gains from cash flow hedges recognized in other comprehensive (loss) income during the fiscal years ended September 30, 2012, 2011 and 2010 were $(30,730), $(8,497) and $990, or $(26,108), $(8,483) and $1,204, net of taxes, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The activity related to the changes in net unrealized (losses) gains on cash flow hedges recorded in accumulated other comprehensive (loss) income, net of tax, is as follows:

	Year Ended September 30,
	2012	2011	2010
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$(14,437)	$6,002	$12,936
Changes associated with hedging transactions, net of tax	(26,108)	(8,483)	1,204
Reclassification into earnings, net of tax	22,603	(11,956)	(8,138)

Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(17,942)	$(14,437)	$6,002

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

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2012, 2011 and 2010, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income Year Ended September 30,
	2012	2011	2010
Line item in statements of income:
Revenue	$(302)	$(2,060)	$(2,461)
Cost of service	(1,548)	(1,301)	1,464
Research and development	(319)	151	280
Selling, general and administrative	(518)	(254)	339
Interest and other expense, net	(1,250)	1,713	(1,613)
Income taxes	506	(311)	(489)

Total	$(3,431)	$(2,062)	$(2,480)

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 7 — Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of September 30,
	2012	2011
Accounts receivable — billed	$573,090	$509,371
Accounts receivable — unbilled(1)	130,697	72,048
Less — allowances	(16,564)	(15,566)

Accounts receivable, net	$687,223	$565,853

(1)	The increase in accounts receivable unbilled during fiscal year 2012, was primarily attributable to timing differences between delivery and invoicing milestones related to implementation and integration projects, as well as to managed services arrangements.

Note 8 — Equipment and Leasehold Improvements, Net

Components of equipment and leasehold improvements, net are:

	As of September 30,
	2012	2011
Computer equipment	$967,381	$866,691
Leasehold improvements	174,568	164,781
Furniture, fixtures and other	59,972	57,710

	1,201,921	1,089,182
Less accumulated depreciation	(924,014)	(830,780)

	$277,907	$258,402

Total depreciation expense on equipment and leasehold improvements for fiscal years 2012, 2011 and 2010, was $107,470, $113,910 and $111,966, respectively.

As of September 30, 2012 and 2011, the unamortized software assets developed for internal use were $57,960 and $40,993, respectively.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of October 1, 2010	$1,637,416
Goodwill resulting from an immaterial acquisition(1)	103,586
Other	(1,270)

As of September 30, 2011	1,739,732
Other	2,054

As of September 30, 2012	$1,741,786

(1)	During fiscal 2011, the Company acquired Bridgewater Systems (“Bridgewater”), a provider of policy management and network control solutions. In allocating the total preliminary purchase price for

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

The following table presents the amortization expense of the Company’s purchased intangible assets, included in each financial statement caption reported in the consolidated statements of income:

	Year Ended September 30,
	2012	2011	2010
Cost of service	$1,609	$1,609	$1,533
Amortization of purchased intangible assets	50,535	65,958	82,441

Total	$52,144	$67,567	$83,974

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company used its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2012, 2011 and 2010.

The following table presents details of the Company’s total purchased intangible assets:

	Estimated Useful Life (in years)	Gross	Accumulated Amortization	Net
September 30, 2012
Core technology	4-8	$381,056	$(332,322)	$48,734
Customer arrangements	6-15	327,207	(245,119)	82,088
Intellectual property rights and purchased computer software	—	51,996	(51,996)	—
Other	2-10	23,082	(12,626)	10,456

Total		$783,341	$(642,063)	$141,278

September 30, 2011
Core technology	4-8	$381,056	$(311,541)	$69,515
Customer arrangements	6-15	327,207	(215,961)	111,246
Intellectual property rights and purchased computer software	—	51,996	(51,996)	—
Other	2-10	23,082	(10,421)	12,661

Total		$783,341	$(589,919)	$193,422

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The estimated future amortization expense of purchased intangible assets as of September 30, 2012 is as follows:

Amount
Fiscal year:
2013	$35,787
2014	26,493
2015	21,736
2016	18,590
2017	15,827
Thereafter	22,845

Total	$141,278

Note 10 — Other Noncurrent Assets

Other noncurrent assets consist of the following:

	As of September 30,
	2012	2011
Funded employee benefit costs(1)	$137,299	$137,515
Deferred costs(2)	71,089	94,546
Long term accounts receivable-unbilled	17,198	32,657
Prepaid expense	10,344	31,894
Other	79,986	45,913

	$315,916	$342,525

(1)	Please see Note 18 to the consolidated financial statements.
(2)	Please see Note 2 to the consolidated financial statements.

Note 11 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2012	2011	2010
Current	$55,010	$47,790	$60,529
Deferred	(4,857)	1,252	(19,137)

	$50,153	$49,042	$41,392

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Deferred income taxes are comprised of the following components:

	As of September 30,
	2012	2011
Deferred tax assets:
Deferred revenue	$38,214	$40,436
Employee compensation and benefits	74,248	65,320
Intangible assets, computer software and intellectual property	13,747	16,882
Tax credits, net capital and operating loss carryforwards	169,091	204,594
Other	36,826	24,758

Total deferred tax assets	332,126	351,990
Valuation allowances(1)	(117,011)	(137,836)

Total deferred tax assets, net	215,115	214,154

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(40,175)	(36,640)
Intangible assets, computer software and intellectual property	(101,583)	(106,408)
Other	(28,131)	(34,784)

Total deferred tax liabilities	(169,889)	(177,832)

Net deferred tax assets	$45,226	$36,322

(1)	Subsequent releases of the valuation allowances, if any, will be recognized through earnings.

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2012	2011	2010
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes	11	12	11

Effective income tax rate	11%	12%	11%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

During fiscal 2012, the net decrease in valuation allowances was $20,825, which related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2012, the Company had tax credits, net capital and operating loss carryforwards of $503,666, of which $162,844 have expiration dates through 2032 and the remainder do not expire.

During fiscal 2011, the net increase in valuation allowances was $31,093, which related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. Of the increase, $12,625 was charged to other accounts, primarily goodwill in connection with a 2011 immaterial acquisition, with the remainder recorded to earnings. As of September 30, 2011, the Company had tax credits and net capital and operating loss carryforwards of $591,392, of which $162,973 have expiration dates through 2031 and the remainder do not expire.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2012	2011
Balance at beginning of fiscal year	$132,861	$118,662
Additions based on tax positions related to the current year	20,183	19,849
Additions for tax positions of prior years	4,918	3,548
Reductions for tax positions of prior years	(5,527)	—
Settlements with tax authorities	(3,290)	(5,231)
Lapse of statute of limitations	(15,271)	(3,967)

Balance at end of fiscal year	$133,874	$132,861

The total amount of unrecognized tax benefits, which includes interest and penalties, was $133,874 as of September 30, 2012, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2012, the Company had accrued $18,704 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $731 was recognized in the statements of income in fiscal 2012. As of September 30, 2011, the Company had accrued $17,973 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $2,403 was recognized in the statements of income in fiscal 2011.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

Within the next 12 months the Company believes that the amount of unrecognized tax benefits will increase in the ordinary course of business. In addition it is reasonably possible that the amount of unrecognized tax benefits will decrease by $30,143 as a result of lapse of statute of limitations in jurisdictions in which the Company operates.

Note 12 — Repurchase of Shares

In April 2010, the Company’s board of directors authorized a share repurchase plan allowing the repurchase of up to $700,000 of its outstanding ordinary shares over the following 12 months. In February 2011, the Company’s board of directors adopted a share repurchase plan authorizing the repurchase of up to $1,000,000 of the Company’s outstanding ordinary shares over the following 24 months. In April 2011, the Company completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and began executing repurchases under the February 2011 plan. In fiscal 2012, the Company repurchased approximately 16,288 ordinary shares at an average price of $29.74 per share (excluding broker and transaction fees). In fiscal 2011, the Company repurchased approximately 21,866 ordinary shares at an average price of $28.53 per share (excluding broker and transaction fees). As of September 30, 2012, the Company had remaining authority to repurchase up to $202,776 of its outstanding ordinary shares under the February 2011 plan. In November 2012, the Company’s board of directors adopted another share repurchase plan authorizing the repurchase of up to $500,000 of its outstanding ordinary shares. The November 2012 plan has no expiration date. The authorizations permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 13 — Financing Arrangements

In November 2007, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks. In December 2011, the Company entered into a new $500,000 five-year revolving credit facility with a syndicate of banks, which replaced the November 2007 credit facility. The new credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based on the Company’s credit ratings. As of September 30, 2012, the Company was in compliance with the financial covenants under the revolving credit facility. In September 2011, the Company borrowed an aggregate of $250,000 under the November 2007 facility and repaid it in October 2011. In September 2012, the Company borrowed an aggregate of $200,000 under the December 2011 facility and repaid it in October 2012.

As of September 30, 2012, the Company had outstanding letters of credit and bank guarantees of $67,182. These were supported by a combination of unused lines of credit and restricted cash balances that the Company maintains with various banks. In addition, as of September 30, 2012, the Company had outstanding obligations of $630 in connection with leasing arrangements, most of which was included in other current liabilities on the Company’s balance sheet.

Note 14 — Other Noncurrent Liabilities

Other noncurrent liabilities consists of the following:

	As of September 30,
	2012	2011
Accrued employees costs(1)	$180,563	$181,890
Noncurrent deferred revenue	30,988	80,560
Accrued pension liability(2)	21,373	14,926
Other	11,744	14,644

	$244,668	$292,020

(1)	Primarily severance pay liability in accordance with Israeli law. Please see Note 18 to the consolidated financial statements.
(2)	Primarily relates to funded status of non-contributory defined benefit plans. Please see Note 18 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 15 — Interest and other expense, net

Interest and other expense, net, consists of the following:

	Year Ended September 30,
	2012	2011	2010
Interest income	$(5,478)	$(6,180)	$(7,670)
Interest expense	3,175	2,882	3,135
Foreign exchange loss	7,378	9,737	5,551
Gain on sale of investments(1)	(9,172)	—	—
Loss from divestiture of a subsidiary(2)	—	—	23,399
Other, net	5,045	2,218	720

	$948	$8,657	$25,135

(1)	Includes primarily a gain on sale of minority interest in Longshine Information Technology Company Ltd. (“Longshine”) – see Note 16 to the consolidated financial statements.
(2)	Includes loss from divestiture of the Company’s majority stake in Longshine - see Note 16 to the consolidated financial statements.

Note 16 — Divestiture of a Subsidiary

In April 2010, the Company divested an 81% majority stake in Longshine, its Chinese subsidiary acquired in 2005, to a newly formed and locally-managed entity, Longshine Technology Holding, Ltd. for approximately $26,730. The Company divested its stake after the market dynamics in China did not evolve as it had anticipated. The Company retained a minority interest in Longshine, which was accounted using the cost method. In connection with the divestiture, during fiscal 2010, the Company recorded a loss of $23,399. The loss has been reflected in interest and other expense, net.

In February 2012, the Company sold its minority interest in Longshine and recorded a gain of $6,270, which has been reflected in interest and other expense, net.

Note 17 — Contingencies

Commitments

The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments based on the Company’s contractual obligations as of September 30, 2012 are as follows:

For the years ended September 30,
2013	$57,942
2014	43,922
2015	34,821
2016	28,240
2017	21,972
Thereafter	49,156

$236,053

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $2,235, $1,030, $379, $0 and $0 for the years ended September 30, 2013, 2014, 2015, 2016 and 2017, respectively.

Rent expense net of sublease income was approximately $41,488, $40,104 and $40,560 for fiscal 2012, 2011 and 2010, respectively.

Legal Proceedings

The Company is involved in various legal proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is more likely than not, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

The Company generally offers its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2012, 2011 and 2010.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

Note 18 — Employee Benefits

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included as accrued employee costs in other noncurrent liabilities, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. These accrued severance expenses were $24,611, $28,054 and $19,570 for fiscal 2012, 2011 and 2010, respectively.

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal 2012, 2011 and 2010 under such plans were not material compared to total operating expenses.

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

The pension and other benefits costs related to the non-contributory defined benefit plans were immaterial in fiscal 2012, 2011 and 2010.

Note 19 — Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. In February 2012, the maximum number of ordinary shares authorized to be granted under the Plan was increased from 55,300 to 62,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the fiscal year ended September 30, 2012:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2011	20,446	$28.64
Granted	3,672	29.08
Exercised	(3,585)	24.17
Forfeited	(2,879)	30.91

Outstanding as of September 30, 2012(1)	17,654	$29.27

Exercisable as of September 30, 2012(1)	9,510	$30.44

(1)	At September 30, 2012, the weighted average remaining contractual life of outstanding and exercisable options was 6.57 and 4.99 years, respectively.

The following table summarizes information relating to awards of restricted shares, as well as changes during the fiscal year ended September 30, 2012:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2011	1,734	$27.80
Granted	637	28.96
Vested	(526)	27.74
Forfeited	(172)	26.77

Outstanding as of September 30, 2012	1,673	$28.36

The total intrinsic value of options exercised during fiscal 2012, 2011 and 2010 was $22,929, $19,394 and $8,262, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The value of restricted shares vested during fiscal 2012, 2011 and 2010 was $15,594, $12,376 and $12,105, respectively.

The following table summarizes information about stock options outstanding as of September 30, 2012:

Outstanding				Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.38 — 19.12	840	5.76	$16.52	562	$16.34
19.94 — 26.38	1,259	3.95	23.32	907	24.14
26.43 — 26.57	1,661	8.03	26.56	377	26.56
26.68 — 28.59	2,655	5.90	27.78	1,542	27.79
28.66 — 29.14	3,385	8.75	28.89	408	29.09
29.19 — 32.12	2,792	7.84	30.16	789	31.50
32.15 — 33.16	2,673	5.22	33.07	2,636	33.08
33.74 — 35.00	1,285	5.02	34.81	1,185	34.79
35.45 — 39.60	1,104	4.73	36.62	1,104	36.62

The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2012 was $72,382 and $30,662, respectively.

Employee equity-based compensation pre-tax expense for the years ended September 30, 2012, 2011 and 2010 was as follows:

	Year Ended September 30,
	2012	2011	2010
Cost of service	$22,641	$14,641	$20,061
Research and development	4,320	2,701	4,218
Selling, general and administrative	16,468	19,289	20,176

Total	$43,429	$36,631	$44,455

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for fiscal 2012, 2011 and 2010 was $6,254, $2,350 and $3,677, respectively.

As of September 30, 2012, there was $41,911 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method, which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2012	2011	2010
Risk-free interest rate(1)	0.70%	1.50%	1.98%
Expected life of stock options(2)	4.50	4.50	4.32
Expected volatility(3)	28.5%	30.5%	31.5%
Expected dividend yield(4)	0.02%	None	None
Fair value per option	$7.18	$7.76	$7.66

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.

(2)	Expected life of stock options is based upon historical experience.

(3)	Expected volatility is based on blended volatility. Please see Note 2 to the consolidated financial statements.

(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Note 20 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2012	2011	2010
Numerator:
Numerator for diluted earnings per share	$391,371	$346,665	$343,906

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	168,275	185,213	202,584
Effect of assumed conversion of 0.50% convertible notes	24	24	24
Effect of dilutive stock options granted	1,138	1,322	1,468

Denominator for dilutive earnings per share — adjusted weighted average shares and assumed conversions	169,437	186,559	204,076

Basic earnings per share	$2.33	$1.87	$1.70

Diluted earnings per share	$2.31	$1.86	$1.69

The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

For the fiscal year ended September 30, 2012, 2011 and 2010, 12,313, 14,970 and 16,201 shares, respectively were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

Note 21 — Segment Information and Sales to Significant Customers

The Company and its subsidiaries operate in one operating segment, providing software products and services for the communications, media and entertainment industry service providers.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Geographic Information

The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

	Year Ended September 30,
	2012	2011	2010
Revenue
North America (Mainly United States)	$2,266,110	$2,333,096	$2,261,925
Europe	441,731	403,115	353,239
Rest of the world	539,062	441,517	369,059

Total	$3,246,903	$3,177,728	$2,984,223

	As of September 30,
	2012	2011	2010
Long-lived Assets(1)
North America (Mainly United States)	$83,645	$102,739	$129,929
Europe	65,746	47,717	35,353
Rest of the world:
Israel	51,086	45,669	40,717
India	29,401	35,071	36,322
Others	48,029	27,206	15,952

Total	$277,907	$258,402	$258,273

(1)	Includes equipment and leasehold improvements.

Revenue and Customer Information

Customer experience systems include the following offerings: revenue management (convergent charging and billing, mediation, and partner relationship management), customer management (customer care, and sales and ordering), operations support systems (OSS) (network planning, service fulfillment, service assurance, inventory and discovery, service order management and OSS systems integration services), service delivery (convergent service platform, digital services and convergent applications), portfolio enablers and network control. Customer experience systems also include a comprehensive line of services such as consulting, delivery and managed services, system implementation, integration, modification, consolidation, modernization and ongoing support, enhancement and maintenance. Directory includes comprehensive set of products and services for local marketing service providers and search and directory publishers.

	Year Ended September 30,
	2012	2011	2010
Customer experience systems	$3,066,170	$2,978,288	$2,775,271
Directory	180,733	199,440	208,952

Total	$3,246,903	$3,177,728	$2,984,223

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Sales to Significant Customers

The following table summarizes the percentage of sales to significant customer groups (when they amount to at least 10 percent of total revenue for the year).

	Year Ended September 30,
	2012	2011	2010
Customer 1	26%	29%	29%
Customer 2	10	11	12
Customer 3	*	10	10

*	Represents an amount of less than 10%.

Note 22 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2012
Revenue	$822,128	$808,837	$808,928	$807,010
Operating income	113,501	110,051	109,872	109,048
Net income	98,021	98,749	101,870	92,731
Basic earnings per share	0.60	0.59	0.60	0.54
Diluted earnings per share	0.60	0.59	0.60	0.53
2011
Revenue	$812,203	$801,409	$788,935	$775,181
Operating income	104,552	105,672	106,556	87,584
Net income	87,379	91,785	94,110	73,391
Basic earnings per share	0.49	0.50	0.50	0.38
Diluted earnings per share	0.49	0.50	0.50	0.38

Note 23 — Subsequent Event

On July 31, 2012, the Company’s shareholders approved the institution of a quarterly cash dividend program at the rate of $0.13 per share. On August 1, 2012, the Company’s board of directors authorized the first payment, in the aggregate amount of $21,120, which was paid on October 19, 2012. On November 6, 2012, the Company’s board of directors approved another dividend payment, in the rate of $0.13 per share, and set December 31, 2012, as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 18, 2013.

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Accounts Receivable Allowances		Valuation Allowances on Net Deferred Tax Assets
Balance as of October 1, 2009	$9,878		$82,780
Charged to costs and expenses	2,710		18,344	(1)
Charged to other accounts	2,832	(3)	15,601	(2)
Deductions	(3,992)		(9,982	)(4)

Balance as of September 30, 2010	11,428		106,743
Charged to costs and expenses	7,602		24,372	(5)
Charged to other accounts	3,620	(7)	16,685	(6)
Deductions	(7,084)		(9,964	)(8)

Balance as of September 30, 2011	15,566		137,836
Charged to costs and expenses	4,498		23,708	(9)
Charged to other accounts	1,659	(7)	—
Deductions	(5,159)		(44,533	)(10)

Balance as of September 30, 2012	$16,564		$117,011

(1)	Valuation allowances on deferred tax assets incurred during fiscal 2010.

(2)	Includes valuation allowances on deferred tax assets incurred in connection with 2010 small acquisitions.

(3)	$1,503 of accounts receivable allowances were acquired as part of 2010 small acquisitions and were charged to other accounts during fiscal 2010.

(4)	$5,060 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(5)	Valuation allowances on deferred tax assets incurred during fiscal 2011.

(6)	Includes valuation allowances on deferred tax assets incurred in connection with 2011 small acquisition.

(7)	$1,488 and $640 were related to 2011 small acquisition and were charged to other accounts during fiscal 2011 and 2012, respectively.

(8)	$4,060 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(9)	Valuation allowances on deferred tax assets incurred during fiscal 2012.

(10)	$38,268 of valuation allowances on deferred tax assets were written off against the related deferred tax assets which expired unused, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.