Form 20-F
period 2013-09-30
AMDOCS LTD
filed 2013-12-09
CIK 1062579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013

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

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

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

Ordinary Shares, par value £0.01	160,061,975(1)
(Title of class)	(Number of shares)

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

(1)	Net of 99,605,716 shares held in treasury. Does not include (a) 12,137,186 ordinary shares reserved for issuance upon exercise of stock options granted under our stock option plan or by companies we have acquired, and (b) 24,096 ordinary shares reserved for issuance upon conversion of outstanding convertible debt securities.

AMDOCS LIMITED

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2013

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products, refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2013 as “fiscal 2013.”

We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including Amdocs™ and CES™, among others.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP, and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2013 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2013	2012	2011	2010	2009
	(In thousands, except per share data)
Statement of Operations Data:
Revenue	$3,345,854	$3,246,903	$3,177,728	$2,984,223	$2,862,607
Operating income	481,552	442,472	404,364	410,433	367,319
Net income	412,439	391,371	346,665	343,906	326,176
Basic earnings per share	2.56	2.33	1.87	1.70	1.60
Diluted earnings per share	2.53	2.31	1.86	1.69	1.57
Dividends declared per share(1)	0.52	0.13	—	—	—

	2013	2012	2011	2010	2009
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$1,326,380	$1,118,177	$1,173,470	$1,433,299	$1,173,041
Total assets	4,925,813	4,645,223	4,636,572	4,820,604	4,328,417
Long-term obligations
Convertible Senior Notes(2)	1,020	1,020	1,020	1,020	1,020
Shareholders’ equity	3,274,783	3,033,202	3,023,301	3,229,380	3,213,053

(1)	We instituted a discretionary quarterly cash dividend program in the amount of $0.13 per share commencing in the fourth quarter of fiscal 2012 and with the first payment in the first quarter of fiscal 2013.
(2)	During fiscal 2009, we purchased $449.0 million aggregate principal amount of our 0.50% convertible notes. As of September 30, 2013, $1.02 million principal amount of the notes remained outstanding, due in 2024.

	Ordinary Shares		Additional Paid-In Capital	Treasury Stock
	Shares	Amount
	(In thousands)
Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2009	205,079	$3,930	$2,334,090	$(919,874)
Employee stock options exercised	1,097	17	23,618	—
Repurchase of shares(1)	(13,695)	—	—	(389,287)
Issuance of restricted stock, net of forfeitures	568	9	—	—
Equity-based compensation expense related to employees	—	—	44,455	—

Balance as of September 30, 2010	193,049	$3,956	$2,402,163	$(1,309,161)

Employee stock options exercised	2,590	42	56,417	—
Repurchase of shares(1)	(21,866)	—	—	(624,241)
Issuance of restricted stock, net of forfeitures	919	15	—	—
Equity-based compensation expense related to employees	—	—	36,631	—

Balance as of September 30, 2011	174,692	$4,013	$2,495,211	$(1,933,402)

Employee stock options exercised	3,585	56	86,610	—
Repurchase of shares(1)	(16,288)	—	—	(484,608)
Issuance of restricted stock, net of forfeitures	465	8	—	—
Equity-based compensation expense related to employees	—	—	43,429	—

Balance as of September 30, 2012	162,454	$4,077	$2,625,250	$(2,418,010)

Employee stock options exercised	7,243	112	213,308	—
Repurchase of shares(1)	(10,370)	—	—	(367,061)
Issuance of restricted stock, net of forfeitures	735	10	—	—
Equity-based compensation expense related to employees	—	—	40,340	—

Balance as of September 30, 2013	160,062	$4,199	$2,878,898	$(2,785,071)

(1)	From time to time, our board of directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our current share repurchase plan authorizes the repurchase of up to $500.0 million of our outstanding ordinary shares with no expiration date. In fiscal 2013, we repurchased 10.4 million ordinary shares at an average price of $35.38 per share (excluding broker and transaction fees). As of September 30, 2013, we had remaining authority to repurchase up to $335.9 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Risk Factors

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. The recent worldwide recession and European debt crisis had, and the continuing uncertainty as to economic recovery may have, adverse consequences for our customers and our business.

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

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 28% of our revenue in fiscal 2013 and 26% in fiscal 2012. In fiscal 2013, our two next largest customers were Sprint Nextel, Bell Canada and certain of their subsidiaries. Sprint Nextel accounted for less than 10% of our revenue in fiscal 2013 and for 10% in fiscal 2012. Bell Canada accounted for less than 10% of our revenue in each of fiscal 2013 and 2012. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 70% of our revenue in each fiscal 2013 and 2012. The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions.

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

It is a part of our business strategy to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and the network control market. In the future, we may acquire other companies that we believe will advance our business strategy. We may not be able to identify suitable future acquisition candidates, consummate acquisitions on favorable terms or complete otherwise favorable acquisitions because of antitrust or other regulatory concerns.

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

As a result of our entry into the digital commerce space, we now compete for high quality employees in that space’s limited and competitive talent market. In addition, cost containment measures effected in recent years, such as the relocation of projects to lower costs countries, may lead to greater employee attrition and increase the cost of retaining our most skilled employees. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. While we have never experienced an organized labor dispute, strike or work stoppage, any such dispute in the future could have a negative impact on our business.

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

In the past, we have both grown and contracted our operations, in some cases rapidly, in order to profitably offer our products and services in a continuously changing market. If we are unable to manage these changes and plan and manage any future changes in the size and scope of our operations, our business will suffer.

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

Acquisitions, organic growth and absorption of significant numbers of customers’ employees in connection with managed services projects have, from time to time, increased our headcount. Our total workforce, which includes employees and consultants, has increased from 17,244 at the end of fiscal 2009 to 20,774 as of September 30, 2013. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, which we may have difficulties doing successfully.

Volatility and turmoil in the world’s capital markets may adversely affect our investment portfolio and other financial assets.

Our cash, cash equivalents and short-term interest-bearing investments totaled $1,126 million, net of short-term debt, as of September 30, 2013. Our policy is to retain sufficient cash balances in order to support our growth. Our short-term investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments during the last three fiscal years of the carrying value of certain of our investment assets. Continuing adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

We are affected by risks associated with conducting business internationally. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States, and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer bases and to expand into international markets, including emerging markets, such as those in Latin America, the Commonwealth of Independent States, India and Southeast Asia. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

•	lack of acceptance of non-localized products,

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions, including those applicable to employees and the terms of employment,

•	difficulties in staffing and managing foreign operations,

•	longer payment cycles,

•	difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings,

•	trade barriers,

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions,

•	immigration regulations that limit our ability to deploy our employees,

•	political instability and threats of terrorism, and

•	variations in effective income tax rates among countries where we conduct business.

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

Conflicts in North Africa and the Middle East, including in Egypt and Syria which border Israel, have resulted in continued political uncertainty and violence in the region. Reports of Iran’s continuing nuclear development program have seriously strained relations between Israel and Iran. In addition, efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution. Further deterioration of relations with the Palestinian Authority or other countries in the Middle East might require increased military reserve service by some of our workforce, which may have a material adverse effect on our business.

In recent years, we have expanded our operations internationally, particularly in India, Southeast Asia and Latin America. Conducting business in these and other countries involves unique challenges, including political instability, threats of terrorism, the transparency, consistency and effectiveness of business regulation, business corruption, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations. We have development and other facilities at multiple locations in India, and approximately 37% of our software and information technology, sales and marketing workforce is located in India. Terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region.

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

We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. In addition, patent infringement claims are increasingly being asserted by patent holding companies, which do not use the technology subject to their patents, and whose sole business is to enforce patents against companies, such as us, for monetary gain. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. We support service providers and media companies with respect to digital content services, which could subject us to claims related to such services. Our entry into the digital content services market has also subjected us to possible claims of infringement of the ownership rights to media content, as well as to direct legal claims from retail consumers arising from the delivery of such services.

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

System disruptions and failures or security and privacy breaches may result in customer dissatisfaction, customer loss or both, which could materially and adversely affect our reputation and business.

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

Our ability to serve our customers depends on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, earthquake, terrorism attack, vandalism and similar unexpected adverse events. Despite our efforts to implement network security measures, our systems are also vulnerable to computer viruses, attacks, break-ins and similar disruptions from unauthorized tampering. Although we maintain insurance that we believe is appropriate for our business and industry, such coverage may not be sufficient to compensate for any significant losses that may occur as a result of any of these events.

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

There can be no assurance that our effective tax rate of 13.3% for the year ended September 30, 2013 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate.

We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. For example, we operate development centers and a business processing operations center in India. In 2013, the corporate tax rate applicable in India on trading activities was 33.99%. Our Indian business operates under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, these activities are entitled to considerable corporate income tax reductions for our eligible income, which reduce the current applicable tax rate (cash basis) to 20%. Such favorable tax treatment is applied on all income derived from such pre-approved information technology activity, provided we continue to meet the conditions required for such tax benefits. These benefits are scheduled to phase out over 15 years from the commencement of operations. Proposed changes in Indian tax law may reduce or eliminate the availability of these beneficial tax rates. Please see “Item 10 — Additional Information — Taxation — Certain Indian Tax Considerations” for more information.

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

ITEM 4. INFORMATION ON THE COMPANY

History, Development and Organizational Structure of Amdocs

Amdocs Limited was organized as a company with limited liability under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing software and services solutions to enable communications companies that are major services providers in North America, Europe and the rest of the world to move toward an integrated approach to customer management. Our registered office is Hirzel House, Smith Street, St. Peter Port, Guernsey, GY1 2NG, and the telephone number at that location is +44-1481-728444.

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

We have pursued and may continue to pursue acquisitions in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and the network control market. In September 2013, we acquired Actix Ltd., a provider of mobile network optimization solutions, and in November 2013, we entered into a definitive agreement to acquire substantially all the assets of Celcite Management Solutions LLC, or Celcite, a provider of network management solutions. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, or otherwise enhance our market position or strategic strengths.

As the result of our organic growth and acquisitions, our software and information technology, sales and marketing workforce has increased over the last three years from 18,361 as of the end of fiscal 2011 to 18,623 as of the end of fiscal 2012 to 19,315 as of the end of fiscal 2013. In the past, our workforce has fluctuated with changes in business conditions.

Our principal capital expenditures for fiscal 2013, 2012 and 2011 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $87.7 million, $107.4 million and $98.6 million, respectively. As our managed services activity may expand, we may face an increase in our capital expenditures in the future. We anticipate our capital expenditures in fiscal 2014 will be financed internally and will consist of, among other things, additional computer equipment.

Business Overview

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers in developed countries and in emerging markets, such as those in the Commonwealth of Independent States, India, Latin America and Southeast Asia.

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and network control and optimization offerings to enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data and support new business models and generally enhance their understanding of their customers. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the desire of service providers to help their consumers navigate the increasing number of devices, services and plans available in the connected communications world and the need of service providers to cope with the rapidly growing demand for data that these new devices and services have created. In fiscal 2013, we released Amdocs CES (Customer Experience Systems) 9 to enable service providers to rapidly launch and monetize innovative offers and personalize every customer interaction and permit subscribers to take control of their experiences across any channel, network, service or device. We also expanded our managed services offerings to include value process operation (VPO) offerings, such as Amdocs Order-to-Activation, which reduces order fallout and decreases order-to-activation costs. Our acquisition of Actix’s mobile network optimization business and our pending acquisition of Celcite’s network management business are aimed at enabling us to advance our strategy to deliver an integrated, holistic customer experience, from the device to the network.

Our goal is to supply scalable products and services that provide the functionality and flexibility to service providers that facilitate innovation and enable cost-effective execution. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that providers seek to differentiate themselves by delivering a customer experience that is simple, personal and valuable at every point of interaction.

Communications Industry Background

We believe that service providers will maintain a strong focus on cost reduction and efficient operations and that the trend towards consolidation within the industry will continue. The smartphone and associated communications and entertainment applications, or apps, other connected devices such as the tablets, e-readers, and the improvement in machine-to-machine (M2M) technologies continue to drive unprecedented growth in data demand. In response to the demand for increased bandwidth, service providers are investing in their networks and searching for ways to optimize and monetize their investment.

In recent years, non-traditional service providers and device manufacturers have penetrated the wireless market and are now competing for customer attention in the television market as well. Additionally, social networks such as Facebook and Twitter, alongside over-the-top players such as Skype, Viber and WhatsApp, have become widely-accepted alternatives to traditional voice communications. To meet the challenges from new competitors and differentiate themselves, service providers are moving towards a model of bundled services, with wireline operators, for example, offering Internet Protocol TV services together with the convergence of fixed-mobile networks. Service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide M2M services to new vertical market segments, such as the home, health and automotive industries.

To capture new revenue streams, service providers will need the ability to expand within existing and non-traditional business models and to deploy new network technologies. We believe service providers will place a greater emphasis on server efficiency and on modernization and transformation projects for their networks and operational and business support systems as they look for innovative ways to improve operations.

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

•

Software Products. In fiscal 2013, we released the Amdocs CES 9 portfolio, which redefines the service provider’s operating environment by delivering real-time integration across BSS, OSS and network control and optimization domains, removing barriers to service and system convergence and enabling an integrated customer experience from the device to the network. Amdocs CES 9 aligns business processes around the end customer and enables service providers to rapidly launch and monetize innovative offers and personalize customer interactions with real-time insight. As a result, customers are able to take control of their experiences across any channel, network, service or device. Our portfolio of pre-integrated software products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations.

The Amdocs CES 9 portfolio is based on an open architecture that is intended to provide the functionality, scalability, modularity and adaptability required by service providers in their dynamic, highly competitive markets. The open architecture is based on the principles of service-oriented architecture (SOA) and business process management, which helps to ensure that our products operate together or as stand-alone applications within existing environments. Our proprietary knowledge library of more than 200 industry-specific best practice processes, and a single tool for the unified installation, maintenance and management of the entire BSS and OSS suite, facilitate Amdocs CES 9’s rapid time to production. We believe this flexibility enables our customers to achieve significant time-to-market advantages and reduces their dependence on technical and other personnel.

•

Services. Our comprehensive services are designed to address every stage of a service provider’s needs, from initial strategy through transformation and implementation to operations. Amdocs services include business consulting and systems integration as well as on-premise and cloud-based information technology outsourcing (ITO) and value process operation (VPO) managed services to support the deployment, operations and management of a service provider’s IT and key business process. In fiscal 2013, we launched the Amdocs Order-to-Activation value process operation, which delivers a combination of technology, services and operations with a structured methodology, aligning disparate systems and automating manual processes to streamline the order capture to service activation processes. As a prime systems integrator, we assume end-to-end responsibility to monitor, manage and deploy the overall development and integration activities of Amdocs and third-party vendors throughout the transformation lifecycle. Our managed services provides multi-year, flexible and tailored business processes and applications services, including application development and maintenance, IT and infrastructure services, testing, and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

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

•

Target Industry Leaders. We intend to continue to direct our marketing efforts primarily toward communications, media and entertainment industry leaders. By targeting such leading service providers, which require the most sophisticated customer experience systems, we believe that we are better able to remain at the forefront of developments in the industry. We derive the substantial majority of our revenues from our customer base of major service providers. We believe that the development of this customer base has helped position us as a market leader.

•

Continued Expansion into Emerging Markets. We continue to improve our ability to serve the needs of service providers operating in emerging markets. Prepaid subscriber growth remains high and average revenue per user remains relatively low in these markets in comparison to more developed markets. At the same time, however, we have started to see a shift in service provider focus as they begin to regard the customer experience as a key competitive differentiator. Our prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus on the customer experience and the wide spectrum of emerging market service providers require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience systems.

•

Provide Customers with a Broad, Deep Portfolio of Integrated Products. We seek to provide our customers with a broad, yet integrated, portfolio of products to help them deliver a customer experience that is simple, personal and valuable at every point of service. We provide customer experience systems across the BSS, OSS and network control and optimization domains and multiple lines of business, including wireline, wireless, broadband cable and satellite services. Integration of our systems is achieved through an open, service-oriented architecture, allowing our products to work well together and with third-party products. We believe that our ability to provide a broad, deep suite of products helps position us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

•

Leverage Our Managed Services Capabilities. Managed services enable us to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our mandate can extend across the service provider’s entire IT environment and encompass key business process operational needs. Our customers receive improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems, so they can focus on their own internal strengths and grow their businesses, leaving system concerns to us. Managed services also benefit us, as they can be a source of predictable revenue and long-term relationships.

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

Products

Our product offerings consist of an extensive software portfolio that we have developed to provide comprehensive customer experience systems functionality for service providers. Our software systems support the full span of the customer lifecycle: revenue management, customer management, operations support, network control and optimization and digital services. Further, our systems employ a common architecture, including shared frameworks, and include services for deployment, configuration, integration, security, user interface and monitoring and control. We also provide solutions for high growth and emerging markets, as well as advertising and media solutions for local marketing service providers, including directory publishers.

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

•

Service Delivery: focuses on service creation, deployment and execution to enable service providers to rapidly deliver new services to any user on any network. These offerings employ the Amdocs Service Platform, a real-time, open, standards-based, Java service delivery environment, for developing, integrating, deploying and managing communications services across a multi-network environment, including fixed, mobile, IP-Multimedia Subsystem (IMS), SS7 and IP-based technologies.

•

Compact Convergence: is a real-time converged billing and service delivery platform for small to medium-sized service providers, MVNOs and mobile virtual network enablers (MVNEs) that provide services to MVNOs. This offering features built-in essential business functionality, such as invoicing and provisioning, customer care, self Web-care and reporting capabilities and can be implemented on premise or in the cloud. Amdocs Compact Convergence offerings include:

•

M2M Solution: is a cost-efficient, partner-driven solution that supports wired and wireless communications between machines and across virtually any M2M vertical and business model, including applications such as smart cars and connected homes.

•

Customer Management: Products that enable service providers to simplify the customer experience across all interaction channels and touch points to increase revenue, reduce operational costs and improve customer satisfaction, including as measured by net promoter score (NPS) metrics. Amdocs’ Customer Management offerings include:

•

Multichannel Selling: unifies all sales channels, including call center, retail stores, Web and mobile, around a single sales and ordering hub to provide a complete order-to-cash cycle for multiple lines of business.

•

Multichannel Care: delivers a complete view of the customer across all lines of business enabling all customer service channels to quickly and effectively diagnose and resolve customer care issues, including handling escalations resulting from customer complaints, trouble tickets or cases submitted via a self-service channel.

•	Proactive Insight: leverages big data technology and a set of best practice libraries to provide an intelligent decision engine to proactively anticipate and address customer needs in real time.

•

Operational Support Systems (OSS): Products that comprise the core operational support systems, such as network planning, service fulfillment and assurance for fixed line, wireless and cable networks. Amdocs’ OSS offerings include:

•	Network Planning: enables network planners to analyze current, short- and long-term consumption trends of network resources and to plan and roll out a “service-ready network.”

•

Service Fulfillment: formalizes and automates the order-to-activation processes for residential, small and medium-sized businesses and enterprise customers. The offering includes pre-packaged automation for specific services and lines of business, including broadband, satellite and cable, and supports the fulfillment of multiple services, either to support a convergent services bundle or to standardize fulfillment across the organization with a single interface for all fulfillment processes.

•	Service Assurance: supports service assurance by managing the network problem resolution process, including impact analysis to assess what services are affected by network outages.

•	Inventory and Discovery: provides a single and accurate source of service and network inventory and performance data, to support network planning and service fulfillment and assurance.

•	Business Service Capture: helps service providers create accurate, made-to-order communication solutions for business customers to accelerate the inquiry to order process.

•

Network Navigator: a graphical user interface that enables service providers to quickly and easily locate network information, such as equipment configuration, locations and device relationships within large and complex networks.

•

Radio Parameter Manager: enriches the OSS with additional radio access network configuration information, enabling greater automation of processes for network build-out, capacity management and network optimization.

•

Network Control: Products that manage how and under which circumstances subscribers and devices can access networks, including dynamic policy controls that manage what happens to the device or subscriber when on the network, such as how much data is consumed and when to trigger a service top-up or notification. Dynamic network control functions allow service providers to manage the data experience in real time. These controls enable the creation of new services and also manage network resource and bandwidth consumption. Amdocs’ Network Control offerings include:

•

Service Controller: provides authentication, authorization and accounting services for subscribers and devices in addition to real-time session management to enable mobility, roaming and security access.

•

Home Subscriber Server (HSS): the master repository of subscriber and device profile and status information supporting authentication, authorization and mobility management functions for Long Term Evolution (LTE) and IP Multimedia Subsystem (IMS) technologies.

•

Policy Controller: provides real-time network, application and subscriber policy control allowing service providers to manage mobile data growth and deliver personalized services. It determines how and under which circumstances subscribers have access to applications and network resources and ensures the appropriate quality of service.

•

Intelligent Diameter Routing Agent: provides a flexible and robust diameter routing solution for 3G/4G/IMS control plane connectivity and routing needs. It enables centralized functions, such as load-balancing across clusters of applications, routing user requests to the appropriate elements and binding different protocol interfaces corresponding to a subscriber.

•

Data Experience Solution: a pre-integrated policy and charging solution designed for rapid mobile data service creation and monetization across a broad set of functions. It features an integrated policy and charging engine, product catalog, subscriber authentication and management and diameter routing.

•

Wi-Fi Experience Solution: a Wi-Fi control and monetization solution that enables mobile and fixed broadband service providers and cable multiple system operators to accelerate the introduction of innovative Wi-Fi services. Pre-integrated to facilitate rapid deployment, the solution features unique policy control and authentication capabilities for subscriber onboarding and service innovation, and a portal framework that integrates with the service provider’s existing customer service portal and payment system for rapid service monetization.

•	Digital Services: Suite of packaged and ready-to-use digital services solutions. Amdocs’ Digital Services offerings include:

•

Connected Home Solution: offered as a software as a service (SaaS) model for cost-efficiency and fast time to market, it is a cloud-based solution that can integrate with a service provider’s existing BSS, OSS and customer relationship management systems. This offering is delivered as a packaged suite of services for home monitoring, security and automation, and energy management.

•

Mobile Payments: a cloud-based gateway service that enables wireless service providers to offer mobile payments to customers and to settle against any payment method, including postpaid bill, prepaid balance, electronic wallet or credit cards. It enables service providers to onboard and manage a large set of app stores, merchants and aggregators and to process transactions for any type of goods, such as digital, remote or physical.

•

Digital Commerce Solution: enables services providers to sell digital content through any channel in any business model. It supports the management of any type of content, including apps, games, video and audio, and the delivery to a wide-range of devices, such as mobile, tablet and PC. A single application provides multi-tenancy, multi-language and multi-currency functions to support multiple portals, storefronts and tenants.

•

Personalization: consists of personalized portals, recommendations and product offers that are based on real-time machine-learning and predictive analytics to enhance the multichannel customer experience and stimulate service provider revenue growth. These products automatically obtain behavioral intelligence from customer interactions to enhance service planning and increase targeted effectiveness.

•

Unified Communications: a service provider-branded solution that unites messaging services, video and voice over IP calling for an even better customer experience. Accessed via iOS and Android device apps or through a Web portal, the solution acts as a launch pad for the end-user’s communications needs.

•

Unified Foundation: A common set of products and tools that serve as the underlying drivers for technology innovation across the Amdocs CES portfolio of offerings. Unified Foundation provides the product enablers and building blocks to quickly create and effectively manage products for a time to market advantage. It provides a single customer view and supports business process modification, integration, security and monitoring.

Advertising and Media Solutions

Our advertising and media offerings for local marketing service providers are comprised of a comprehensive set of business and operational products and services designed to enable the management of media selling, fulfillment, operations, consumer experience and financial processes across digital and print media. These offerings are sold as individual products or comprehensive packaged solutions and include:

•

Sales Experience Solution: Combines configure, price quote, product catalog, order management and sales productivity applications alongside best practices and processes to increase sales and reduce costs. These offerings are uniquely tailored to serve the evolving needs of local media consultants selling advertisements for digital and print media.

•

Business Agility: Sales performance management, order management, product lifecycle management, fulfillment, content management, campaign management and billing offerings that enhance the productivity and cost efficiency of local marketing service providers.

•	Small-Medium Business Experience: Enables local marketing service providers to offer presence, social media marketing and lead generation functionality to the small and medium-sized business market.

•	Business Content and Advertising Syndication: Consists of offerings to streamline and scale up partner content syndication and advertising networks.

Technology

Our technology platform’s flexibility affords our customers the freedom to choose a preferred operating environment and to maximize return on existing infrastructure investments. Our portfolio architecture allows our applications to work in multiple customer environments, including:

•	Hardware: IBM, Hewlett-Packard, Oracle/Sun, Intel

•	Operating Systems: Windows, Red Hat Linux, AIX, VMware

•	Database Management Systems: Oracle, SQL Server

•	Middleware: Oracle WebLogic, IBM WebSphere

•	Storage: EMC, NetApp, IBM, Hewlett-Packard

To help service providers respond more quickly to changes in their markets and lower their integration costs, we employ service-oriented architecture principles in our portfolio design. For example, Amdocs Web Services Factory exposes the Amdocs portfolio application programming interfaces (APIs) to external systems, allowing our applications to integrate with each other and with third-party enterprise server bus or legacy applications.

Our portfolio applications are based around consistent architectural guidelines and software infrastructure and they also leverage, where appropriate, consistent foundation tools. Our services encompass installation, integration, process management, monitoring and control, security and information management. Our platform-agnostic foundation layer spans our applications and helps us evolve our products towards robust service-oriented architecture integration and business process support. With these tools, we aim to provide our customers a sound framework upon which to implement, integrate and centralize their operating environments. This allows service providers to mitigate many costs associated with deploying and operating new applications, such as those related to installation, configuration, integration and monitoring.

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

•

Modularity. Our product portfolio is comprised of sets of individual functional application products. Each of our applications can be installed on an individual stand-alone basis, interfacing with the customer’s existing systems, or as part of an integrated Amdocs system environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customer’s growing needs and capabilities. The modular approach preserves the customer’s initial investment in products, and minimizes future disruptions and the overall cost of system implementation.

•	Upgradability and Backward Compatibility. Version interoperability eliminates risky upgrades and allows for a gradual upgrade approach of suite elements.

•

Virtualization. Increasing server efficiency, commonly referred to as virtualization, is critical in today’s IT world as it reduces costs and improves operational efficiency through server consolidation, improved server availability, elasticity and sustainability. Using VMWare 5.1, the Amdocs CES suite is fully certified to run in a virtualized production environment.

Services

We offer a broad suite of services to advise, transform, support and optimize business and technology processes. We provide business consulting, systems integration, ITO and key value process operation (VPO) managed services, managed transformation and product support to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization and ongoing support, operation, enhancement and maintenance needs. In addition, we offer comprehensive learning services to help our customers develop competency in their Amdocs systems and applications. Our services methodology incorporates rigorous focus on the people, processes and technology of an organization, and we invite active customer participation at all stages to help prioritize and implement time-critical system solutions that address the customer’s individual needs.

Our services portfolio includes:

•

Business Consulting Services — These services cover the project lifecycle and range from assessment and advisory services to optimization services that measure and improve business and operational performance, and help to define the project strategy, scope and implementation path of business solutions to deliver tangible business and operational value.

•

Systems Integration and Transformation Services — This suite of services allows us to act as a prime integrator from program management and project deployment to solution implementation and operations. We have developed advanced methodologies, industry best practices and pre-configured tools to deliver a cohesive implementation plan, including solution architecture, organizational change management, learning and development, benefits realization modeling and sales channels optimization, in addition to high-quality systems and applications testing. Our holistic approach ensures that people, processes and technology are fully aligned with our customer’s vision and goals.

•

Managed Services — Our portfolio of strategic sourcing services is tailored for service providers to gain competitive advantage and improve business results through long-term ITO and VPO services. Amdocs’ data center and cloud-based IT outsourcing services includes IT technology, VPO and application development and maintenance services, application operations, system modernization and consolidation and IT management. Whether our customer’s IT environment includes Amdocs products, third-party software or in-house and legacy systems, our specialized services span the industry landscape across mobile, wireline, broadband, cable and satellite. We support new and existing lines of business, such as pay television and M2M, as well as new business entities, including second brand, MVNO and greenfield. Our VPO services, such as order-to-activation, billing operation, revenue assurance, data warehousing and business intelligence management, combine innovative technology with business expertise to reduce costs and enhance customer experiences. Our managed services models can be leveraged to support day-to-day operations and strategic business objectives.

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

Once the system becomes operational, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support, or to act as a prime systems integrator for post-production activities that may include interfaces with third-party systems. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support provided and provide us with recurring revenue.

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

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and systems integrators that provide complementary products and services. We also have value-added reseller agreements with certain hardware and database vendors. Our marketing activities also continue to support projects with partner companies, such as IBM, Alcatel-Lucent, Hewlett-Packard and others.

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

Our customers include global communications leaders and leading network operators and service providers, as well as local marketing service providers in the United States and around the world. Our customers include:

A1 Telekom Austria	MobilTel
America Movil	NetCom
Astro	Rogers Communications
AT&T	Sprint Nextel
Bakcell	Telefonica de Espana
Bell Canada	Telefonica 02 Germany
BT	Telefonica Argentina
Cablevision	Telkom South Africa
Cellcom	Telstra
Claro Brasil	TELUS Communications
Comcast	T-Mobile Deutschland
Deutsche Telekom	T-Mobile USA
Dex Media	TIM Brasil
DIRECTV	UPC Netherlands
EE	US Cellular
Elisa	Verizon Communications
Globe Telecom	VimpelCom
Instituto Costarricense de Electricidad	Virgin Media
J:COM	Vodafone Germany
Kazakhtelecom	Vodafone Netherlands
KPN	Vodafone Romania
Magyar Telekom	Vodafone UK
MetroPCS	XL Axiata
Mobilicity

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 28% of our revenue in fiscal 2013 and 26% in fiscal 2012. In fiscal 2013, our two next largest customers were Sprint Nextel and Bell Canada and certain of their subsidiaries. Sprint Nextel accounted for less than 10% of our revenue in fiscal 2013 and for 10% in fiscal 2012. Bell Canada accounted for less than 10% of our revenue in each of fiscal 2013 and 2012. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 70% of our revenue in each of fiscal 2013 and 2012.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2013	2012	2011
North America	72.4%	69.8%	73.4%
Europe	11.9	13.6	12.7
Rest of the World	15.7	16.6	13.9

Competition

The market for customer experience systems and services in the communications, media and entertainment industry continues to become more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of large communication companies as well as independent competitors that can be categorized as follows:

•	providers of BSS/OSS systems, including Comverse, CSG International, Oracle and SAP;

•

system integrators and providers of IT services, such as Accenture, Cognizant, Hewlett-Packard, IBM Global Services, Infosys, Tata Consultancy Services, Tech Mahindra Ltd and Wipro (some of whom we also cooperate with in certain opportunities and projects); and

•

network equipment providers such as Alcatel-Lucent, Ericsson, Huawei, Nokia Siemens, NEC and its subsidiary NetCracker, and ZTE (some of whom we also cooperate with in certain opportunities and projects and some of whom have also moved into the BSS/OSS space).

We expect the competition in our industry to increase from such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

•

applying our more than 30-year heritage to the development and delivery of products and professional services that enable our customers to overcome their challenges and achieve service differentiation by means of simplifying the customer experience, harnessing data, staying ahead of the competition and focusing on efficiencies,

•	continuing to design and develop solutions targeted specifically to the communications, media and entertainment industry,

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market,

•	providing high-quality, reliable, scalable, integrated, yet modular applications,

•	providing flexible and tailored IT and business process outsourcing solutions and delivery models, and

•	offering customers end-to-end accountability from a single vendor.

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

In fiscal 2013, we released the Amdocs CES 9 portfolio which redefines the service provider’s operating environment by delivering real-time integration across BSS, OSS and network control and optimization domains, removing barriers to service and system convergence and enabling an integrated customer experience from the device to the network. Amdocs CES 9 aligns business processes around the end customer and enables service providers to rapidly launch and monetize innovative offers and personalize customer interactions with real-time insight, and permits customers to take control of their experiences across any channel, network, service or device. We dedicated significant efforts and resources to the integration among the components of the CES 9 portfolio, including deeper integration between our charging and billing, customer relationship management, ordering and foundation applications. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS and OSS to align their business processes around the end customer. Our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations. In addition, Amdocs focuses on offering business solutions that leverage functionality from across the CES portfolio combined with services and industry knowledge. These business solutions address larger business problems and provide greater value to our customers.

During fiscal 2013, we also devoted research and development resources to Amdocs next product portfolio releases which are aimed at addressing additional challenges and opportunities of the connected world by delivering enhanced functionality to enable our customers to implement more cost-effective and innovative solutions relating to network monetization and enhanced customer experience in the assisted and unassisted channels. For software development, Amdocs uses Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

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

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3.0 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of October 31, 2013, including maintenance and other related costs, were approximately $54 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of October 31, 2013:

Location	Area (Sq. Feet)
United States:
St. Louis, MO	81,238
San Jose, CA(*)	112,120
Champaign, IL	174,223
Eldorado Hills, CA(*)	113,290
Others	211,459

Total	692,330
Israel:
Ra’anana	740,431
Sderot	73,900
Haifa	38,133
Others(*)	92,226

Total	944,690
Canada:
Toronto(*)	26,422
Montreal	60,274
Ottawa	40,422

Total	127,118
Cyprus (Limassol)	65,854
India:
Pune	622,842
Delhi	136,169
Mumbai	2,099

Total	761,110
United Kingdom(*)	94,417
Other locations (32 countries)	269,143

Total	2,954,662

(*)	Includes space sublet to third parties.

Our leases expire on various dates from calendar years 2013 through 2028, not including various options to terminate or extend lease terms.

Equipment

We develop our customer experience systems over a system of UNIX, Linux and Windows servers owned or leased by us. We use a variety of software products in our development centers, including products by

Microsoft, Oracle, Syncsort, RedHat, CA, IBM and Hewlett-Packard. Our data storage is based on equipment from EMC, SUN, NetApp, IBM, Hitachi and Hewlett-Packard. Our development servers are connected to more than 20,000 personal computers owned or leased by us.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers in developed countries and in emerging markets such as those in the Commonwealth of Independent States, India, Latin America and Southeast Asia. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that providers seek to differentiate their offerings by delivering a customer experience that is simple, personal and valuable at every point of service.

We develop, implement and manage software and services associated with BSS, OSS and network control and optimization offerings to enable service providers to introduce new products and services quickly, understand their customers more deeply, process orders more efficiently, monetize data and support new business models while controlling costs. We refer to these systems collectively as customer experience systems because of the crucial impact that these systems have on the service providers’ end-user experience.

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

In part, we have sought, through acquisitions, to expand our service offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and the network control market. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, or otherwise enhance our market position or strategic strengths.

Offerings

Amdocs’ offerings of software and related services consist of:

•

A complete, modular yet integrated portfolio of customer experience systems, including revenue management customer management, OSS, network control and optimization, digital services and M2M solutions, all employing a unified foundation of products and tools;

•

A comprehensive line of services. Because our customers’ projects are complex and require systems support expertise, we provide business process and IT services, including business consulting, systems integration and transformation, testing, ITO and value process operation, managed services and product support to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization, ongoing support, enhancement and maintenance needs. In addition, we offer comprehensive learning services to help our customers develop competency in their Amdocs systems and applications.

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

We also offer advertising and media products and services for local marketing service providers to facilitate cost-effective digital media-centric operations from selling ads to the management of the fulfillment, operations, consumer experience and financial processes across digital and print media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In fiscal 2013, customers in North America accounted for 72.4% of our revenue, while customers in Europe and the rest of the world accounted for 11.9% and 15.7%, respectively. Customers in emerging markets accounted for 12.3% of our revenue in fiscal 2013. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States. Historically, AT&T has been our largest customer, accounting for 28% of our revenue in fiscal 2013 and 26% in fiscal 2012. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 70% of our revenue in each of fiscal 2013 and 2012.

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

•

technological changes, such as the introduction of 4G wireless technology, next-generation content systems, fiber to the x (FTTx), Wi-Fi, IP Multimedia Subsystem (IMS) and LTE-based access technologies such as voice over LTE (VoLTE).

•	Customer focus, such as:

•	the need for service providers to focus on their customers in order to build profitable customer relationships,

•	the need for service providers to have a unified view of the customer and deliver a personalized experience across multiple services, devices and channels,

•

the “authority shift” toward the consumer, with increased customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device,

•	the ever-increasing expectation of customer service and support, including access to self-service options that are convenient, proactive and consistent across all channels, and

•	the need for service providers to differentiate themselves by creating a unique and mutually-valuable customer experience.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating and integrating business processes that span service providers’ BSS, OSS and network control and optimization platforms and create a simple, one-company face to customers,

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS systems to introduce new services in a timely and cost-effective manner.

In fiscal 2013, our total revenue was $3.35 billion, of which $3.19 billion, or 95.2%, was attributable to the sale of customer experience systems. Revenue from managed services arrangements (for customer experience systems and advertising and media directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $1.70 billion and $1.68 billion of revenue in fiscal 2013 and 2012, respectively. In managed services contracts revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

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

In fiscal 2013, we released the Amdocs CES 9 portfolio which redefines the service provider’s operating environment by delivering real-time integration across BSS, OSS and network control domains, removing barriers to service and system convergence and enabling an integrated customer experience from the device to the network. Amdocs CES 9 aligns business processes around the end customer and enables service providers to rapidly launch and monetize innovative offers and personalize customer interactions with real-time insight, and permits customers to take control of their experiences across any channel, network, service or device. We dedicated significant efforts and resources to the integration among the components of the CES 9 portfolio, including deeper integration between our charging and billing, customer relationship management, ordering and foundation applications. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS and OSS to align their business processes around the end customer. Our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost, reduced-risk implementations. In addition, Amdocs focuses on offering business solutions that leverage functionality from across the CES portfolio combined with services and industry knowledge. These business solutions address larger business problems and provide greater value to our customers.

During fiscal 2013, we also devoted research and development resources to Amdocs next product portfolio release which are aimed at addressing additional challenges and opportunities of the connected world by delivering enhanced functionality to enable our customers to implement more cost-effective and innovative solutions relating to network monetization and enhanced customer experience in the assisted and unassisted channels. For software development, Amdocs uses Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

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

Operating Results

The following table sets forth for the fiscal years ended September 30, 2013, 2012 and 2011, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Year Ended September 30,
	2013	2012	2011
Revenue:
License	2.4%	3.7%	3.8%
Service	97.6	96.3	96.2

	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.1
Cost of service	64.7	64.1	65.0
Research and development	7.2	7.5	7.0
Selling, general and administrative	12.5	13.1	12.9
Amortization of purchased intangible assets and other	1.1	1.6	2.3

	85.6	86.4	87.3

Operating income	14.4	13.6	12.7
Interest and other expense, net	0.2	0.0	0.3

Income before income taxes	14.2	13.6	12.4
Income taxes	1.9	1.5	1.5

Net income	12.3%	12.1%	10.9%

Fiscal Years Ended September 30, 2013 and 2012

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2013, compared to the fiscal year ended September 30, 2012. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2013	2012	Amount	%
	(In thousands)
Revenue:
License	$81,613	$120,443	$(38,830)	(32.2)%
Service	3,264,241	3,126,460	137,781	4.4

	3,345,854	3,246,903	98,951	3.0

Operating expenses:
Cost of license	2,602	3,523	(921)	(26.1)
Cost of service	2,164,450	2,081,945	82,505	4.0
Research and development	240,266	242,063	(1,797)	(0.7)
Selling, general and administrative	418,574	424,671	(6,097)	(1.4)
Amortization of purchased intangible assets and other	38,410	52,229	(13,819)	(26.5)

	2,864,302	2,804,431	59,871	2.1

Operating income	481,552	442,472	39,080	8.8
Interest and other expense, net	6,075	948	5,127	540.8

Income before income taxes	475,477	441,524	33,953	7.7
Income taxes	63,038	50,153	12,885	25.7

Net income	$412,439	$391,371	$21,068	5.4%

Revenue. Total revenue increased by $99.0 million, or 3.0%, to $3,345.9 million in fiscal 2013, from $3,246.9 million in fiscal 2012. The increase in revenue was primarily attributable to our increased activity in North America, including for AT&T, partially offset by a decrease in revenue from customers in Europe and in the rest of the world. The 3.0% increase in total revenue was net of a decrease of approximately half a percent from foreign exchange fluctuations.

License revenue in fiscal 2013 decreased by $38.8 million, or 32.2%, to $81.6 million, from $120.4 million in fiscal 2012. The decrease in license revenue was primarily attributable to the progress of certain transformation and implementation projects, which may fluctuate from period to period.

Total revenue attributable to the sale of customer experience systems increased by $119.4 million, or 3.9%, to $3,185.6 million in fiscal 2013, from $3,066.2 million in fiscal 2012. The increase was primarily attributable to our increased activity in North America, including for AT&T, partially offset by a decrease in revenue from customers in Europe. License and service revenue resulting from the sale of customer experience systems represented 95.2% and 94.4% of our total revenue in fiscal 2013 and 2012, respectively.

Total revenue attributable to the sale of directory systems decreased by $20.5 million, or 11.3%, to $160.2 million in fiscal 2013, from $180.7 million in fiscal 2012. The decrease was primarily attributable to continued slowness in the directory systems market leading to lower revenue from discretionary spending under managed services arrangements for directory systems. License and service revenue from the sale of directory systems represented 4.8% and 5.6% of our total revenue in fiscal 2013 and 2012, respectively.

In fiscal 2013, revenue from customers in North America, Europe and the rest of the world accounted for 72.4%, 11.9% and 15.7%, respectively, of total revenue, compared to 69.8%, 13.6% and 16.6%, respectively, for fiscal 2012. Revenue from North American customers increased as a percentage of total revenue during fiscal 2013, primarily due to higher revenue from AT&T and other key customers in North America. The decrease in revenue as a percentage of total revenue from customers in Europe was primarily attributable to lower revenue related to the ramp down of certain transformation and implementation projects which was not offset by sufficient revenue from new deals. The decrease in revenue as a percentage of total revenue from customers in the rest of the world was primarily attributable to our reduced activity in developed markets in those regions, partially offset by our increased activity in emerging markets.

Cost of License and Service. Cost of license includes fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service increased by $81.6 million, or 3.9%, to $2,167.1 million in fiscal 2013, from $2,085.5 million in fiscal 2012. As a percentage of revenue, cost of license and service increased to 64.8% in fiscal 2013 from 64.2% in fiscal 2012. The decrease in our gross margin was primarily attributable to our activities in Asia Pacific and Central and Latin America, where we increased our level of investment to further penetrate into these regions.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $1.8 million, or 0.7%, to $240.3 million in fiscal 2013, from $242.1 million in fiscal 2012. Research and development expense decreased as a percentage of revenue from 7.5% in fiscal 2012 to 7.2% in fiscal 2013. Our research and development efforts are a key element of our overall strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $6.1 million, or 1.4%, to $418.6 million in fiscal 2013, from $424.7 million in fiscal 2012. While selling, general and administrative expense decreased during fiscal 2013, this expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other decreased by $13.8 million, or 26.5%, to $38.4 million in fiscal 2013, from $52.2 million in fiscal 2012. The decrease in amortization of purchased intangible assets and other was primarily attributable to the timing of amortization charges.

Operating Income. Operating income increased by $39.1 million, or 8.8%, to $481.6 million in fiscal 2013, from $442.5 million in fiscal 2012. Operating income increased as a percentage of revenue, from 13.6% in fiscal 2012 to 14.4% in fiscal 2013. The increase in operating income as a percentage of revenue was primarily attributable to revenue increasing at a higher rate than operating expenses. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a minor impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, increased by $5.1 million to $6.1 million in fiscal 2013, from $0.9 million in fiscal 2012. The increase in interest and other expense, net, was primarily attributable to a gain, recorded in the prior year, resulting from the sale of our minority interest in Longshine Information Technology Company, our former Chinese subsidiary. Please see Note 15 to our consolidated financial statements.

Income Taxes. Income taxes for fiscal 2013 were $63.0 million on pre-tax income of $475.5 million, resulting in an effective tax rate of 13.3%, compared to 11.4% in fiscal 2012. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 11 to our consolidated financial statements.

Net Income. Net income increased by $21.1 million, or 5.4%, to $412.4 million in fiscal 2013, from $391.4 million in fiscal 2012. The increase in net income was primarily attributable to the increase in operating income, partially offset by the increase in income taxes and in interest and other expense, net.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.22, or 9.5%, to $2.53 in fiscal 2013, from $2.31 in fiscal 2012. The increase in diluted earnings per share was the result of an increase in net income, coupled with a decrease in the diluted weighted average number of shares outstanding, due primarily to our repurchase of ordinary shares, partially offset by stock option exercises. Please see Note 20 to our consolidated financial statements.

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

Interest and Other Expense, Net. Interest and other expense, net, decreased by $7.7 million to $0.9 million in fiscal 2012, from $8.7 million in fiscal 2011. The decrease in interest and other expense, net, was primarily attributable to a $6.3 million gain resulting from the sale of our minority interest in Longshine, recorded in the three months ended March 31, 2012. Please see Note 15 to our consolidated financial statements.

Income Taxes. Income taxes for fiscal 2012 were $50.2 million on pre-tax income of $441.5 million, resulting in an effective tax rate of 11.4%, compared to 12.4% in fiscal 2011. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 11 to our consolidated financial statements.

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

Liquidity and Capital Resources

Cash, cash equivalents and short-term interest-bearing investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $1.13 billion as of September 30, 2013, compared to $0.92 billion as of September 30, 2012. The increase during fiscal 2013 was mainly attributable to $670.5 million in cash flow from operations and $213.4 million of proceeds from stock options exercised, partially offset by $367.1 million used to repurchase our ordinary shares, $112.4 million in net cash paid for an acquisition, $106.7 million for capital expenditures, net and $84.0 million of cash dividend payments. Net cash provided by operating activities amounted to $670.5 million and $514.1 million for fiscal 2013 and 2012, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next fiscal year.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. Please see Notes 4 and 5 to our consolidated financial statements.

Revolving Credit Facility, Letters of Credit and Guarantees. In 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on our credit rating. As of September 30, 2013, we were in compliance with the financial covenants under the revolving credit facility. In September 2013, we borrowed an aggregate of $200.0 million under the facility and repaid it in October 2013.

As of September 30, 2013, we had several uncommitted lines of credit available for general corporate and other specific purposes.

As of September 30, 2013, we had outstanding letters of credit and bank guarantees from various banks totaling $64.3 million.

Capital Expenditures. Our capital expenditures, net, were approximately $106.7 million in fiscal 2013. Approximately 80%-90% of these expenditures consisted of purchases of computer equipment, with the remainder attributable mainly to leasehold improvements. Our fiscal 2013 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows, and we do not anticipate any changes to this policy in the foreseeable future.

Share Repurchases. From time to time, our board of directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our current share repurchase plan authorizes the repurchase of up to $500.0 million of our outstanding ordinary shares with no expiration date. In fiscal 2013, we repurchased 10.4 million ordinary shares at an average price of $35.38 per share (excluding broker and transaction fees). As of September 30, 2013, we had remaining authority to repurchase up to $335.9 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Cash Dividends. Our board of directors declared the following dividends during fiscal 2013:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
November 6, 2012	$0.13	December 31, 2012	$21.0	January 18, 2013
January 30, 2013	$0.13	March 28, 2013	$20.9	April 19, 2013
April 30, 2013	$0.13	June 28, 2013	$20.9	July 19, 2013
July 31, 2013	$0.13	September 30, 2013	$20.8	October 18, 2013

On November 5, 2013, our board of directors approved the next dividend payment, at the rate of $0.13 per share, and set December 31, 2013 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 17, 2014.

Our board of directors also approved on November 5, 2013 an increase in the rate of the quarterly cash dividend to $0.155 per share, which would be payable on April 17, 2014. This increase is subject to shareholder approval at our January 2014 annual general meeting of shareholders.

As a general long-term guideline, we expect to retain roughly half of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, and return the other half to our shareholders through share repurchases and dividends. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2013, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt(1)	$201.1	$200.0	$—	$—	$1.1
Pension funding	20.4	2.6	7.9	3.7	6.2
Purchase obligations	18.1	11.5	6.6	—	—
Non-cancelable operating leases	284.5	64.1	124.0	58.8	37.6

Total	$524.1	$278.2	$138.5	$62.5	$44.9

(1)	In September 2013, we borrowed an aggregate of $200.0 million under our revolving credit facility and repaid it in October 2013.

The total amount of unrecognized tax benefits for uncertain tax positions was $130.4 million as of September 30, 2013. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

Deferred Tax Asset Valuation Allowance

As of September 30, 2013, we had deferred tax assets of $127.2 million, derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses. Releases of the valuation allowances, if any, will be recognized through earnings.

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

We discuss these policies further below, as well as the estimates and judgments involved. We also have other key accounting policies. We believe that, compared to the critical accounting policies listed above, the other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported consolidated results of operations for a given period.

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

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

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

For arrangements with multiple deliverables within the scope of software revenue recognition guidance, we allocate revenue to each component based upon its relative fair value, which is determined based on the Vendor Specific Objective Evidence (“VSOE”) of fair value for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements when sold separately in similar arrangements. In the absence of fair value for a delivered element, we use the residual method. The residual method requires that we first allocate revenue based on fair value to the undelivered elements and then the residual revenue is allocated to the delivered elements. If VSOE of any undelivered items does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of (i) delivery of those elements for which VSOE does not exist or (ii) when VSOE can be established. However, in limited cases where maintenance is the only undelivered element without VSOE, the entire arrangement fee is recognized ratably upon commencement of the maintenance services. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification and implementation and maintenance to determine the appropriate value for the license component. Under the guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance, we allocate revenue to each element based upon the relative fair value. Fair value would be allocated by using a hierarchy of (1) VSOE, (2) third-party evidence of selling price for that element, or (3) estimated selling price, or ESP, for individual elements of an arrangement when VSOE or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration for non-software arrangements. We determine ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which we offer our services and internal costs. The determination of ESP is judgmental and is made through consultation with and approval by management.

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

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, or changes in tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

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

Share-Based Compensation Expense

Share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service periods. We estimate the fair value of stock options using a Black-Scholes valuation model and value restricted stock based on the market value of the underlying shares at the date of grant. We recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

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

Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including estimating expected dividends. In addition, the exercise of judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially affected. Please see Note 18 to our consolidated financial statements.

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

We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2013, 2012 or 2011.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal 2013, 2012 or 2011.

Derivative and Hedge Accounting

During fiscal 2013, 2012 and 2011, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive income (loss). We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

Fair Value Measurement of Short-Term Interest-Bearing Investments

Our short-term interest-bearing investments are classified as available-for-sale securities and are stated at fair value in our consolidated balance sheets. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income (loss), net of tax. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs such as quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques using observable market inputs. For securities with unrealized losses that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to credit losses. To the extent that the net present value of the projected cash flows was less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. The other-than-temporary impairment on our short-term interest-bearing investments was immaterial during fiscal 2013, 2012 and 2011.

Given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market price in an active market or observable inputs, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of the investment portfolio as of September 30, 2013.

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

Recent Accounting Standards

In July 2013, the Financial Accounting Standards Board, or FASB, issued an accounting standard update, under which an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This accounting standard update will be effective for us on October 1, 2014, and may result in changes in our financial statements presentation but will not affect the substantive content of our consolidated financial statements.

In February 2013, the FASB issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard update became effective for us in the first quarter of fiscal 2014 and will result in additional disclosures in our financial statements but will not affect the substantive content of our consolidated financial statements.

Adoption of New Accounting Standards

In September 2011, the FASB issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer is required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update became effective for us in the first quarter of fiscal 2013, and its adoption did not have any impact on the result of our annual goodwill impairment test or our consolidated financial statements.

In June 2011, the FASB issued guidance to require an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, thus eliminating the option to present the components of other comprehensive income as part of the statement of equity. We adopted this guidance in the first quarter of fiscal 2013 by including the required disclosures in two separate but consecutive statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. Bruce K. Anderson, who was Chairman of our board of directors from September 1997 to September 2011 and a director since 1997, resigned from our board of directors effective November 6, 2012. As of November 30, 2013, our directors and officers were as follows:

Name	Age	Position
Robert A. Minicucci	61	Chairman of the Board, Amdocs Limited
Adrian Gardner(1)	51	Director and Chairman of the Audit Committee, Amdocs Limited
John T. McLennan(2)	68	Director and Chairman of the Management Resources and Compensation Committee, Amdocs Limited
Simon Olswang(1)(3)	69	Director and Chairman of the Nominating and Corporate Governance Committee, Amdocs Limited
Zohar Zisapel(2)(4)	64	Director and Chairman of the Technology and Innovation Committee, Amdocs Limited
Julian A. Brodsky(1)(3)	80	Director, Amdocs Limited
James S. Kahan(3)	66	Director, Amdocs Limited
Richard T.C. LeFave(1)(2)	61	Director, Amdocs Limited
Giora Yaron(4)	65	Director, Amdocs Limited
Eli Gelman	55	Director, Amdocs Limited; President and Chief Executive Officer, Amdocs Management Limited
Tamar Rapaport-Dagim	42	Senior Vice President and Chief Financial Officer, Amdocs Management Limited
Shuky Sheffer	53	Senior Vice President and President of Customer Business Group, Amdocs Management Limited
Anshoo Gaur	45	Division President, Amdocs Development Center India Pvt. Ltd.
Elizabeth W. McDermon	36	Secretary, Amdocs Limited; Vice President of Corporate Strategy and Investor Relations, Amdocs Inc.

(1)	Member of the Audit Committee
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

Adrian Gardner has been a director of Amdocs since April 1998 and is Chairman of the Audit Committee. As of January 2014, Mr. Gardner will serve as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm listed on the London Stock Exchange, from October 2011 until the acquisition in August 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited. Mr. Gardner currently serves as Chief Financial Officer and as a director of the former principal operating subsidiary, which has been renamed Baker Tilly Business Services Limited. From March 2011 to October 2011, Mr. Gardner was a private investor. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from November 2007 to March 2011. From April until November 2007, Mr. Gardner was a private investor. Mr. Gardner was Chief Financial Officer of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until April 2007 and a director from April 2002 until June 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a member of the Institute of Chartered Accountants in England & Wales. Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

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

James S. Kahan has been a director of Amdocs since April 1998. From 1983 until his June 2007 retirement, he worked at SBC, which is now AT&T, and served as a Senior Executive Vice President from 1992 until June 2007. AT&T is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp. Mr. Kahan also serves on the board of directors of Live Nation Entertainment, Inc., a publicly-traded live music and ticketing entity, and Frontier Communication Corporation, a publicly-traded provider of rural communication services as well as two private companies. Mr. Kahan’s long service at SBC and AT&T, as well as his management and financial experience at several public and private companies, have provided him with extensive knowledge of the telecommunications industry, particularly with respect to corporate development, mergers and acquisitions and business integration.

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

Eli Gelman has been a director of Amdocs since 2002. On November 15, 2010, Mr. Gelman became the President and Chief Executive Officer of Amdocs Management Limited, our wholly-owned subsidiary. From January 2010 until February 2013, Mr. Gelman served as a director of Retalix, a publicly-held global software company, and from January 2010 to December 2010, he also served as the Chairman of Retalix. From April 2008 to December 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from October 2002 until April 2008 and as our Chief Operating Officer from October 2006 until April 2008. Prior to October 2002, he was a Senior Vice President,

where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our board of directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

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

Shuky Sheffer has been Senior Vice President and President of the Customer Business Group since October 2013. Mr. Sheffer served as Chief Executive Officer of Retalix Ltd., a global software company, from December 2009 until its acquisition by NCR Corporation in February 2013, and then following the acquisition, as a General Manager of Retalix until September 2013. From 1986 to 2009, Mr. Sheffer served at various managerial positions at Amdocs, most recently as President of the Emerging Markets Divisions. Mr. Sheffer holds a B.A. in Mathematics and Computer Sciences from Tel Aviv University, Israel.

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

Compensation

During fiscal 2013, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $60,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committees received an annual cash payment of $15,000. Each member of our Management Resources and Compensation, Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $10,000. The Chairman of our Audit Committee received an annual cash payment of $30,000 and the Chairmen of our Management Resources and Compensation, Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $20,000. Each Non-Employee Director received an annual grant of restricted shares at a total value of $200,000. The Chairman of the Board of Directors received an additional annual amount equal to $150,000 awarded in the form of restricted shares. All restricted share awards to our Non-Employee Directors are fully vested upon grant. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the NYSE closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. Cash compensation paid to our Non-Employee Directors is prorated for partial year service.

A total of 16 persons who served either as directors or officers of Amdocs during all or part of fiscal 2013 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons in fiscal 2013 was approximately $6.2 million, compared to $7.6 million in fiscal 2012 and $13.3 million in fiscal 2011, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2013, we granted to such persons options to purchase an aggregate of 477,341 ordinary shares at a weighted average price of $35.19 per share with vesting generally over four-year terms and expiring ten years from the date of grant, and an aggregate of 302,912 restricted shares typically subject to three to four-year vesting, and in the case of our directors, no vesting restrictions. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices

Ten directors currently serve on our Board of Directors, all of whom were elected at our annual meeting of shareholders on January 31, 2013. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

Board Committees

Our Board of Directors maintains four committees as set forth below. Members of each committee are appointed by the Board of Directors.

The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. The current members of our Audit Committee are Messrs. Gardner (Chair), Brodsky, LeFave and Olswang, all of whom are independent directors, as defined by the rules of the NYSE, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. The Audit Committee written charter is available on our website at www.amdocs.com.

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

The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Messrs. Zisapel (Chair) and Dr. Yaron.

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

Workforce Personnel

The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location (in each of which we operate at multiple sites):

	As of September 30
	2013	2012	2011
Software and Information Technology, Sales and Marketing
North America	4,669	4,775	4,836
Israel	4,401	4,210	4,334
India	7,101	6,681	6,582
Rest of the World	3,144	2,977	2,609

	19,315	18,623	18,361
Management and Administration	1,459	1,482	1,465

Total Workforce	20,774	20,105	19,826

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

A small number of employees in Canada have union representation. In addition, all employees in Brazil, including local senior employees, are represented by unions. Collective bargaining between employers and unions is mandatory, negotiated annually, and covers work conditions, including cost of living increases, minimum wages that exceed government thresholds and overtime pay. We have a works council body in the Netherlands and Germany which represents the employees and with which we work closely to ensure compliance with the applicable local law. We also have an employee representative body in France.

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of December 2, 2013, the aggregate number of our ordinary shares beneficially owned by our directors and senior management was 2,508,798 shares. As of December 2, 2013, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

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

The 1998 Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the 1998 Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2013, of the 62,300,000 ordinary shares available for issuance under the 1998 Plan, 38,129,116 ordinary shares had been issued as a result of option exercises and restricted share issuances under the provisions of the 1998 Plan, and 12,077,291 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards dominated in stock units. As of November 30, 2013, there were outstanding options to purchase an aggregate of 11,956,619 ordinary shares at exercise prices ranging from $16.92 to $39.60 per share.

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

As a result of acquisitions, as of September 30, 2013, we were obligated to issue (and have reserved for issuance) an additional 44,283 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $0.38 to $37.66 per share. No additional options have been or will be granted under these predecessor plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 2, 2013 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 159,969,427 ordinary shares outstanding as of December 2, 2013. Information concerning shareholders is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 2, 2013. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
Manning & Napier Advisors, Inc.(1)	14,128,523	8.83%
FMR LLC(2)	13,795,897	8.62%
T. Rowe Price Associates, Inc.(3)	11,719,500	7.33%
Janus Capital Management LLC(4)	9,906,372	6.19%
All directors and officers as a group (14 persons)(5)	2,508,798	1.56%

(1)	Based on a Schedule 13G/A filed by Manning & Napier Advisors, Inc., or Manning & Napier, with the SEC on January 23, 2013, as of December 31, 2012, Manning & Napier had sole voting power over 12,472,333 of our ordinary shares and sole dispositive power over 14,128,523 of our ordinary shares. The address of Manning & Napier is 290 Woodcliff Drive, Fairport, New York 14450.
(2)	Based on a Schedule 13G/A filed by FMR LLC with the SEC on February 14, 2013, as of December 31, 2012, FMR LLC had sole power to vote or direct the vote over 948,734 shares and sole power to dispose or direct the disposition of 13,795,897 shares. This includes 12,750,927 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment advisor; 169 shares beneficially owned by Strategic Advisers, Inc. (“SAI”) in its capacity as an investment advisor; 22,627 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) as a result of its serving as an investment manager of institutional accounts owning such shares; and 1,022,174 shares over which FIL Limited (“FIL”) has sole dispositive power through its investment advisory and management services to a number of non-U.S. investment companies and institutional investors. Fidelity and SAI are wholly owned subsidiaries of FMR LLC. PGATC is an indirect wholly owned subsidiary of FMR LLC. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL or trusts for their benefit, own shares of FIL voting stock. Edward C. Johnson 3d, and members of his family, directly or through trusts, own approximately 49% of the voting power of FMR LLC. The address of Fidelity, FMTC and SAI is 82 Devonshire Street, Boston, Massachusetts 02109. The address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.
(3)	Based on a Schedule 13G/A filed by T. Rowe Price Associates, Inc., or T. Rowe Price, with the SEC on February 11, 2013, as of December 31, 2012, T. Rowe Price had sole voting power over 2,413,500 of our ordinary shares and sole dispositive power over 11,719,500 of our ordinary shares. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202.
(4)

Based on a Schedule 13G/A filed by Janus Capital Management LLC, or Janus, with the SEC on February 14, 2013, as of December 31, 2012, Janus has a direct 95.67% ownership stake in INTECH Investment Management, or INTECH, and a direct 77.8% ownership stake in Perkins Investment Management LLC, or Perkins. Due to this ownership structure, holdings for Janus, Perkins and INTECH are aggregated. Janus, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively, the “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus may be deemed to be the beneficial owner of 9,902,472 ordinary shares held by the Managed Portfolios. However, Janus does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Capital is 51 Detroit Street, Denver, Colorado 80206.
(5)	Includes options held by such directors and executive officers that are exercisable within 60 days after December 2, 2013. As of such date, none of our directors, senior managers or key employees beneficially own 1% or more of our outstanding ordinary shares.

Ameriprise Financial, Inc. reported beneficial ownership over 6.45% of our ordinary shares in fiscal 2012. Ameriprise Financial, Inc.’s beneficial ownership decreased below 5% in fiscal 2013. Dodge & Cox filed a Schedule 13G on June 7, 2013, reporting that as of May 31, 2013, it had beneficial ownership of 16,453,119 ordinary shares. Dodge & Cox filed a Schedule 13G/A on November 12, 2013, reporting that its beneficial ownership had decreased to 1,482,138 ordinary shares.

As of December 2, 2013, our ordinary shares were held by 1,028 record holders. Based on a review of the information provided to us by our transfer agent, 672 record holders, holding approximately 99.9% of our outstanding ordinary shares held of record, were residents of the United States.

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

Dividend Policy

On July 31, 2012, our shareholders approved the institution of a quarterly cash dividend program at the rate of $0.13 per share. Our Board of Directors declared the following dividends during fiscal 2013:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
November 6, 2012	$0.13	December 31, 2012	$21.0 million	January 18, 2013
January 30, 2013	$0.13	March 28, 2013	$20.9 million	April 19, 2013
April 30, 2013	$0.13	June 28, 2013	$20.9 million	July 19, 2013
July 31, 2013	$0.13	September 30, 2013	$20.8 million	October 18, 2013

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require further shareholder approval.

On November 5, 2013, our Board of Directors approved, subject shareholder approval, an increase in the quarterly dividend payment to $0.155 per share, as well as an amendment to our Articles of Incorporation, that would permit the Board of Directors to increase the per share amount or frequency of dividend payments without shareholder approval.

ITEM 9. THE OFFER AND LISTING

Our ordinary shares have been quoted on the NYSE since 1998 under the symbol “DOX.” The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

	High	Low
Fiscal Year Ended September 30,
2009	$27.71	$14.61
2010	$32.44	$24.10
2011	$32.00	$25.41
2012	$33.79	$25.67
2013	$39.01	$31.41
Quarter
Fiscal 2012:
First Quarter	$31.06	$25.67
Second Quarter	$31.90	$28.22
Third Quarter	$32.39	$28.16
Fourth Quarter	$33.79	$28.41
Fiscal 2013:
First Quarter	$35.02	$31.41
Second Quarter	$36.73	$33.84
Third Quarter	$37.22	$34.07
Fourth Quarter	$39.01	$36.45
Fiscal 2014:
First Quarter (through November 30, 2013)	$40.99	$36.39
Most Recent Six Months
June 2013	$37.22	$35.07
July 2013	$38.95	$36.45
August 2013	$39.01	$36.75
September 2013	$37.78	$36.60
October 2013	$38.76	$36.39
November 2013	$40.99	$38.09

Our ordinary shares have been approved for listing on the Nasdaq Global Select Market. Trading on the NYSE is expected to cease after market close on December 19, 2013 and is expected to commence on Nasdaq on December 20, 2013.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Amdocs Limited is registered as a company with limited liability pursuant to the laws of the Island of Guernsey with company number 19528 and whose registered office situated at Hirzel House, Smith Street, St Peter Port, Guernsey, GY1 2NG. The telephone number at that location is +44-1481-728444.

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

On January 22, 2009 the Board of Directors was granted a five-year standing authority by the shareholders to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares. At our upcoming Annual General Meeting of Shareholders to be held on January 30, 2014, we will seek shareholder approval for an additional five-year standing authority to issue shares at the same levels as the current authorization. As of September 30, 2013, 160,061,975 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares were not changed by the amendment to our charter documents and are set out in the Memorandum and Articles and are as follows:

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

General

Our effective tax rate was 13.3% for fiscal 2013, compared to 11.4% for fiscal 2012 and 12.4% for fiscal 2011.

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

Certain Indian Tax Considerations

We operate development centers and a business processing operations center in India. In 2013, the corporate tax rate applicable in India on trading activities was 33.99%. Our Indian business operates under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, we are entitled to considerable corporate income tax exemptions on all income derived from such pre-approved information technology activity, provided we continue to meet the conditions required for such tax benefits. However, as of April 1, 2011, the Minimum Alternative Tax, or MAT, became applicable to all of our Indian operations. The MAT is levied on book profits at the effective rate of 20% (during the Indian fiscal year commencing on April 1, 2011) and can be carried forward for 10 years to be credited against corporate income taxes. We are subject to a separate tax entitlement under which we are exempt from tax on our tax incentive-eligible activity for the first five years of operations and enjoy a 50% reduction on its corporate income tax for such activity for the following five years. After 10 years of operations, such 50% reduction may be available for an additional five years, subject to further investment-related undertakings that we would be required to make. Under Indian laws, any dividend distribution by our Indian subsidiary would be subject to a dividend distribution tax at the rate of 16.995% to be paid by such subsidiary. The Indian government has published a draft for the replacement of the country’s tax code. This draft, if enacted, would substantially change Indian tax laws, and might reduce or eliminate the availability of these beneficial tax rates for our activities in India.

Certain Israeli Tax Considerations

Our Israeli subsidiary, Amdocs (Israel) Limited, operates one of our largest development centers. Discussed below are certain Israeli tax considerations relating to this subsidiary.

General Corporate Taxation in Israel. The Companies Tax rate on taxable income is 25%. However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise may be considerably less. Starting January 1, 2014, the corporate tax rate in Israel is 26.5%.

Law for the Encouragement of Capital Investments, 1959. Certain production and development facilities of our Israeli subsidiary have been granted “Approved Enterprise” status pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

In general, investment programs of our Israeli subsidiary that have already obtained instruments of approval for an Approved Enterprise by the Israeli Investment Center prior to the change in legislation in 2005 continue to be subject to the old provisions of the Investment Law as described below. The revisions that were introduced into the Investment Law in 2005 did not affect our effective tax rate for year ended September 30, 2013 and we do not expect them to have a significant impact on our effective tax rate in fiscal 2014.

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

In recent years changes were introduced to the Encouragements of Capital Investment Act. Among other things, these changes include a prospective cancellation of all tax incentives under existing law. However, under the transition rules, incentive programs commenced prior to 2011 would continue to apply until expired, unless the company elects to apply the regimes provided by the new law. Additionally, the amendments include a tax incentive package that consists of flat tax rates of 10% through 15%, depending on size and location of the taxable entity, for calendar years 2011 through 2012; 7% through 12.5%, depending on size and location of the taxable entity for calendar year 2013, and 9% through 16% for calendar years 2014 forward. These incentives would apply to industrial companies that meet certain criteria.

Dividends

Dividends paid out of income derived by an Approved Enterprise are subject to withholding tax at a reduced rate compared to the 30% withholding tax on dividends received from income derived by a non-Approved Enterprise. If we pay a dividend from our Israeli subsidiary, such dividend will likely be comprised of income from both Approved Enterprises and non-Approved Enterprises. As such, we expect the weighted average withholding tax rate applicable to such dividend to be approximately 20%. This withholding tax is in addition to the corporate tax that a company is subject to in the event it pays a dividend out of exempt income earned during the tax holiday period related to its Approved Enterprise status.

Taxation Of Holders Of Ordinary Shares

Certain United States Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences to a U.S. holder of the ownership or disposition of our ordinary shares. A U.S. holder is:

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

Dividend income is generally taxed as ordinary income. However, a maximum U.S. federal income tax rate of 20% currently applies to “qualified dividend income” received by individuals (as well as certain trusts and estates), provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of “qualified foreign corporations,” including shares of a foreign corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are readily tradable on the NYSE, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies. However, dividends paid by us will not qualify for the 20% U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes.

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

In addition, U.S. holders generally will be subject to information reporting requirements with respect to dividends that are paid within the United States or through U.S.-related financial intermediaries, as well as with respect to disposition of our ordinary shares, unless the U.S. holder is an “exempt recipient.” U.S. holders may also be subject to backup withholding (currently at a 28% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. holder and its tax basis in the ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the disposition. In the case of a U.S. holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the ordinary shares generally will be subject to a maximum U.S. federal tax income rate of 20%. Gains realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Medicare Contribution Tax. U.S. holders who are individuals, estates and certain trusts are generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares) or, in the case of trusts and estates, on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent that the U.S. Holder’s total modified adjusted income exceeds certain thresholds.

Additional Information Reporting.

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

During fiscal 2013, our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar were approximately 70% to 80% and 50% to 60%, respectively. If more customers will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

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

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2013. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2013, for forward contracts, and based on spot rates as of September 30, 2013 for options.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$851	$7.5

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments are invested in short term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. As of September 30, 2013, there was $200.0 million of short-term outstanding borrowing under our revolving lines of credit, which we repaid in October 2013.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2013. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2013, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2013, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Ernst & Young billed us approximately $3.0 million for audit services for fiscal 2013, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $2.9 million for audit services for fiscal 2012.

Audit-Related Fees

Ernst & Young billed us approximately $1.7 million for audit-related services for fiscal 2013. Audit-related services principally include SSAE 16 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.2 million for audit-related services for fiscal 2012.

Tax Fees

Ernst & Young billed us approximately $1.6 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2013. Ernst & Young billed us approximately $1.6 million for tax advice in fiscal 2012.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2013 or fiscal 2012.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2013, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2013 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/1/12-10/31/12	561,644	$32.71	561,644	$184,402,813
11/1/12-11/30/12	1,112,843	$32.65	1,112,843	$648,064,456
12/1/12-12/31/12	1,448,162	$33.80	1,448,162	$599,112,456
01/1/13-01/31/13	1,325,752	$34.74	1,325,752	$553,049,836
02/1/13-02/28/13	1,477,892	$35.93	1,477,892	$499,951,184
03/1/13-03/31/13	266,231	$36.05	266,231	$490,352,620
04/1/13-04/30/13	120,515	$34.62	120,515	$486,179,993
05/1/13-05/31/13	712,504	$36.06	712,504	$460,488,883
06/1/13-06/30/13	778,565	$35.77	778,565	$432,637,814
07/1/13-07/31/13	—	—	—	$432,637,814
08/1/13-08/31/13	1,336,699	$38.25	1,336,699	$381,508,540
09/1/13-09/30/13	1,228,982	$37.14	1,228,982	$335,866,150

Total	10,369,789	$35.38	10,369,789	$335,866,150

(1)	Excludes broker and transaction fees.

(2)	In February 2011, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $1 billion of our outstanding ordinary shares over the following 24 months. In November 2012, our board of directors adopted an additional share repurchase plan authorizing the repurchase of up to $500.0 million of our outstanding ordinary shares. The November 2012 plan has no expiration date. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate. In February 2013, we completed the repurchase of the remaining authorized amount under the February 2011 plan and started executing repurchases under the November 2012 plan.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2013, and to our website at www.amdocs.com.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2013, 2012 and 2011, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2013 and 2012
Consolidated Statements of Income for the fiscal years ended September 30, 2013, 2012 and 2011
Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2013, 2012 and 2011
Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2013, 2012 and 2011
Notes to Consolidated Financial Statements

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

Amdocs Limited

/S/ ELIZABETH W. MCDERMON
Elizabeth W. McDermon
Secretary and Authorized Signatory

Date: December 9, 2013

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibits 99.1 to Amdocs’ Form 6-K filed January 26, 2009)
1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)
2.a.1	Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of New York, as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K, filed March 5, 2004)
2.a.2	Registration Rights Agreement, dated March 5, 2004, among Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Form 6-K, filed March 5, 2004)
4.b.1	Further Amended and Restated Information Technology Services Agreement, dated September 1, 2007, between Amdocs, Inc. and AT&T Services, Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 3, 2007)
4.b.2	Master Agreement for Software and Services between Amdocs, Inc. and SBC Operations, Inc., effective July 7, 1998 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 10.13 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-1, dated May 21, 1999, Registration No. 333-75151)
4.b.3	Software Master Agreement between Amdocs Software Systems Limited and SBC Services, Inc., effective December 10, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.2 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4.b.4	Agreement between Amdocs, Inc. and SBC Services, Inc. for Software and Professional Services, effective August 7, 2003 (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.3 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)
4.b.5	Further Amended and Restated Information Technology Services Agreement, dated as of December 31, 2009, by and between AT&T Services, Inc. and Amdocs Inc. (confidential material has been redacted and complete exhibits have been separately filed with the Securities and Exchange Commission) (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated November 1, 2010)
4.b.6	Credit Agreement, dated as of December 20, 2011, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 22, 2011)
4.c.1	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Appendix C to Amdocs’ Report of Foreign Private Issuer on Form 6-K filed December 22, 2011)
8	Subsidiaries of Amdocs Limited
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
14.1	Consent of Ernst & Young LLP

Exhibit No.	Description
100.1	The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2013 and 2012, (ii) Consolidated Statements of Income for the years ended September 30, 2013, 2012 and 2011, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2013, 2012 and 2011, (iv) the Consolidated Statements of Cash Flows for the years ended September 30, 2013, 2012 and 2011, and (iv) Notes to Consolidated Financial Statements

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2013. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2013. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part III. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amdocs Limited’s internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated December 9, 2013 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

New York, New York

December 9, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Amdocs Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2013 of Amdocs Limited and our report dated December 9, 2013 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

New York, New York

December 9, 2013

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of September 30,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$1,014,192	$879,158
Short-term interest-bearing investments	312,188	239,019
Accounts receivable, net	678,219	687,223
Deferred income taxes and taxes receivable	125,880	109,282
Prepaid expenses and other current assets	151,595	126,388

Total current assets	2,282,074	2,041,070
Equipment and leasehold improvements, net	275,544	277,907
Deferred income taxes	113,966	127,266
Goodwill	1,818,334	1,741,786
Intangible assets, net	156,726	141,278
Other noncurrent assets	279,169	315,916

Total assets	$4,925,813	$4,645,223

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$132,709	$167,630
Accrued expenses and other current liabilities	322,539	306,892
Accrued personnel costs	228,520	216,301
Short-term financing arrangements	200,000	200,000
Deferred revenue	151,112	145,184
Deferred income taxes and taxes payable	39,376	29,551

Total current liabilities	1,074,256	1,065,558
Deferred income taxes and taxes payable	315,965	301,795
Other noncurrent liabilities	260,809	244,668

Total liabilities	1,651,030	1,612,021

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 259,668 and 251,690 issued and 160,062 and 162,454 outstanding, in 2013 and 2012, respectively	4,199	4,077
Additional paid-in capital	2,878,898	2,625,250
Treasury stock, at cost — 99,606 and 89,236 ordinary shares in 2013 and 2012, respectively	(2,785,071)	(2,418,010)
Accumulated other comprehensive income (loss)	632	(25,501)
Retained earnings	3,176,125	2,847,386

Total shareholders’ equity	3,274,783	3,033,202

Total liabilities and shareholders’ equity	$4,925,813	$4,645,223

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended September 30,
	2013	2012	2011
Revenue:
License	$81,613	$120,443	$119,237
Service	3,264,241	3,126,460	3,058,491

	3,345,854	3,246,903	3,177,728

Operating expenses:
Cost of license	2,602	3,523	2,627
Cost of service	2,164,450	2,081,945	2,066,740
Research and development	240,266	242,063	221,886
Selling, general and administrative	418,574	424,671	409,465
Amortization of purchased intangible assets and other	38,410	52,229	72,646

	2,864,302	2,804,431	2,773,364

Operating income	481,552	442,472	404,364
Interest and other expense, net	6,075	948	8,657

Income before income taxes	475,477	441,524	395,707
Income taxes	63,038	50,153	49,042

Net income	$412,439	$391,371	$346,665

Basic earnings per share	$2.56	$2.33	$1.87

Diluted earnings per share	$2.53	$2.31	$1.86

Basic weighted average number of shares outstanding	161,330	168,275	185,213

Diluted weighted average number of shares outstanding	163,118	169,437	186,559

Cash dividends declared per ordinary share	$0.52	$0.13	—

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended September 30,
	2013	2012	2011
Net income	$412,439	$391,371	$346,665
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on foreign currency hedging contracts(1)	22,638	(3,505)	(20,439)
Unrealized gains (losses) on short-term interest-bearing investments(2)	190	2,077	(756)
Unrealized gains (losses) on defined benefit plan(3)	3,305	(4,417)	(413)

Other comprehensive income (loss), net of tax	26,133	(5,845)	(21,608)

Comprehensive income	$438,572	$385,526	$325,057

(1)	Net of tax (expense) benefit of $(7,413), $2,489 and $1,589 for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.
(2)	Net of tax (expense) benefit of $(49), $(40) and $24 for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.
(3)	Net of tax (expense) benefit of $(1,196), $1,598 and $145 for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

The accompanying notes are an integral part of these consolidated financial statements

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance as of October 1, 2010	193,049	$3,956	$2,402,163	$(1,309,161)	$1,952	$2,130,470	$3,229,380
Comprehensive income:
Net income	—	—	—	—	—	346,665	346,665
Other comprehensive loss	—	—	—	—	(21,608)	—	(21,608)

Comprehensive income							325,057
Employee stock options exercised	2,590	42	56,417	—	—	—	56,459
Repurchase of shares	(21,866)	—	—	(624,241)	—	—	(624,241)
Issuance of restricted stock, net of forfeitures	919	15	—	—	—	—	15
Equity-based compensation expense related to employees	—	—	36,631	—	—	—	36,631

Balance as of September 30, 2011	174,692	4,013	2,495,211	(1,933,402)	(19,656)	2,477,135	3,023,301
Comprehensive income:
Net income	—	—	—	—	—	391,371	391,371
Other comprehensive loss	—	—	—	—	(5,845)	—	(5,845)

Comprehensive income							385,526
Employee stock options exercised	3,585	56	86,610	—	—	—	86,666
Repurchase of shares	(16,288)	—	—	(484,608)	—	—	(484,608)
Cash dividends declared ($0.13 per ordinary share)	—	—	—	—	—	(21,120)	(21,120)
Issuance of restricted stock, net of forfeitures	465	8	—	—	—	—	8
Equity-based compensation expense related to employees	—	—	43,429	—	—	—	43,429

Balance as of September 30, 2012	162,454	4,077	2,625,250	(2,418,010)	(25,501)	2,847,386	3,033,202
Comprehensive income:
Net income	—	—	—	—	—	412,439	412,439
Other comprehensive income	—	—	—	—	26,133	—	26,133

Comprehensive income							438,572
Employee stock options exercised	7,243	112	213,308	—	—	—	213,420
Repurchase of shares	(10,370)	—	—	(367,061)	—	—	(367,061)
Cash dividends declared ($0.52 per ordinary share)	—	—	—	—	—	(83,700)	(83,700)
Issuance of restricted stock, net of forfeitures	735	10	—	—	—	—	10
Equity-based compensation expense related to employees	—	—	40,340	—	—	—	40,340

Balance as of September 30, 2013	160,062	$4,199	$2,878,898	$(2,785,071)	$632	$3,176,125	$3,274,783

As of September 30, 2013, 2012 and 2011, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $4,696, $(17,942) and $(14,437), unrealized gain (loss) on short-term interest-bearing investments, net of tax, of $244, $54 and $(2,023) and unrealized (loss) on defined benefit plan, net of tax, of $(4,308), $(7,613) and $(3,196).

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2013	2012	2011
Cash Flow from Operating Activities:
Net income	$412,439	$391,371	$346,665
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	140,776	159,614	181,477
Equity-based compensation expense	40,340	43,429	36,631
Deferred income taxes	12,485	(4,857)	1,252
Excess tax benefit from equity-based compensation	(366)	(181)	(178)
Gain on sale of investments	—	(9,172)	—
Loss from short-term interest-bearing investments	2,269	3,041	1,386
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	29,999	(106,551)	38,062
Prepaid expenses and other current assets	(86)	1,601	(10,741)
Other noncurrent assets	29,384	19,734	(15,807)
Accounts payable, accrued expenses and accrued personnel	(4,104)	60,200	(46,976)
Deferred revenue	(15,078)	(55,811)	(34,444)
Income taxes payable, net	(5,268)	14,305	27,289
Other noncurrent liabilities	27,757	(2,654)	10,876

Net cash provided by operating activities	670,547	514,069	535,492

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(106,724)	(122,053)	(109,779)
Proceeds from sale of short-term interest-bearing investments	311,677	440,145	591,147
Purchase of short-term interest-bearing investments	(386,876)	(337,989)	(521,999)
Net cash paid for acquisitions	(112,405)	—	(162,964)
Cash received from sale of investments	—	11,172	—
Other	(2,801)	(8,564)	(18,076)

Net cash used in investing activities	(297,129)	(17,289)	(221,671)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	200,000	250,000
Payments under financing arrangements	(200,000)	(250,000)	(200,000)
Repurchase of shares	(367,061)	(484,608)	(624,241)
Proceeds from employee stock options exercised	213,430	86,674	56,474
Payments of dividends	(84,008)	—	—
Payments under capital lease, short-term financing arrangements and other	(745)	(1,059)	(878)

Net cash used in financing activities	(238,384)	(448,993)	(518,645)

Net increase (decrease) in cash and cash equivalents	135,034	47,787	(204,824)
Cash and cash equivalents at beginning of year	879,158	831,371	1,036,195

Cash and cash equivalents at end of year	$1,014,192	$879,158	$831,371

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$38,441	$36,909	$19,611
Interest	468	408	433

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Investments

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive income (loss)” in shareholders’ equity, unless a security is other than temporarily impaired. The Company recognizes an impairment charge in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while other declines in fair value related to other factors are recognized in other comprehensive income (loss). The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit losses. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered credit loss. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the first in first out (FIFO) method for determining the cost of securities.

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

Other definite-life intangible assets consist primarily of core technology, customer relationships and trademarks. Core technology and trademarks acquired by the Company are amortized over their estimated useful lives on a straight-line basis.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Some of the acquired customer relationships are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy generally results in accelerated amortization of such customer relationships as compared to the straight-line method. All other acquired customer relationships are amortized over their estimated useful lives on a straight-line basis.

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

In managed services contracts and in other long term contracts, revenue from the operation of a customer’s system is recognized either as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement as well as, in some cases, possesses other attributes such as latitude in determining prices and selecting suppliers. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis. Revenue from third-party sales is included in service revenue and was less than 10% of total revenue in each of fiscal 2013, 2012 and 2011. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as the Company is the primary obligor under the arrangement.

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

Many of the Company’s agreements include multiple deliverables. The Company’s multiple element arrangements are comprised of a variety of different combinations of the deliverables mentioned above. For multiple element arrangements within the scope of software revenue recognition guidance, the Company allocates revenue to each element based upon its relative fair value as determined by Vendor Specific Objective

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Evidence (“VSOE”). In the absence of fair value for a delivered element the Company uses the residual method. The residual method requires that the Company first allocate revenue to the fair value of the undelivered elements and residual revenue to delivered elements. If VSOE of any undelivered items does not exist, revenue from the entire arrangement is deferred and recognized at the earlier of (i) delivery of those elements for which VSOE does not exist or (ii) when VSOE can be established. However, in limited cases where maintenance is the only undelivered element without VSOE, the entire arrangement fee is recognized ratably upon commencement of the maintenance services. The residual method is used mainly in multiple element arrangements that include license for the sale of software solutions that do not require significant customization, modification, implementation and integration and maintenance to determine the appropriate value for the license component. Under the guidance for revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance, the Company allocates revenue to each element based upon the relative fair value. Fair value would be allocated by using a hierarchy of 1) VSOE, 2) third-party evidence of selling price for that element, or 3) estimated selling price, or ESP, for individual elements of an arrangement when VSOE or third-party evidence of selling price is unavailable. This results in the elimination of the residual method of allocating revenue consideration. The Company determines ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which the Company offers its services and internal costs. The determination of ESP is judgmental and is made through consultation with and approval by management.

In certain circumstances where the Company enters into a contract with a customer for the provision of managed services for a defined period of time, the Company defers certain direct costs incurred at the inception of the contract. These costs include time and expense incurred in association with the origination of a contract. In addition, if the revenue for a delivered item is not recognized because it is not separable from the undelivered item, then the Company also defers the cost of the delivered item. The deferred costs are amortized on a straight-line basis over the managed services period, or over the recognition period of the undelivered item. Revenue associated with these capitalized costs is deferred and is recognized over the same period.

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

Cost of License and Cost of Service

Cost of license and cost of service consist of all costs associated with providing software licenses and services to customers, including identified losses on contracts. Estimated losses on contracts accounted for using the percentage of completion method of accounting are recognized in the period in which the loss is identified. Cost of license includes license fees and royalty payments to software suppliers.

Cost of service also includes costs of third-party products associated with reselling third-party computer hardware and software products to customers and other third-party services, when the related revenue is recorded at the gross amount. Customers purchasing third-party products and services from the Company generally do so in conjunction with the purchase of the Company’s software and services.

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

The Company evaluates accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably probable. As of September 30, 2013, the Company had one customer with an account receivable balance of more than 10% of total accounts receivable, amounting to 25%, which was lower than its respective portion of total revenue. As of September 30, 2012, the Company had two customers with accounts receivable balances of 10% or more of total accounts receivable, aggregating 28%, which was lower than their aggregate portion of total revenue.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Derivatives and Hedging

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative designated as a cash flow hedge is recognized in earnings. If a derivative does not meet the definition of a cash flow hedge, the changes in the fair value are included in earnings.

Recent Accounting Standards

In July 2013, the Financial Accounting Standards Board, or FASB, issued an accounting standard update, under which an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This accounting standard update will be effective for the Company on October 1, 2014, and may result in changes in the Company’s financial statements presentation but will not affect the substantive content of the Company’s consolidated financial statements.

In February 2013, the FASB issued an accounting standard update to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This accounting standard update became effective for the Company in the first quarter of fiscal 2014 and will result in additional disclosures in the Company’s financial statements but will not affect the substantive content of the Company’s consolidated financial statements.

Adoption of New Accounting Standards

In September 2011, the FASB issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer is required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update became effective for the Company in the first quarter of fiscal 2013, and its adoption did not have any impact on the result of the Company’s annual goodwill impairment test or its consolidated financial statements.

In June 2011, the FASB issued guidance to require an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, thus eliminating the option to present the components of other comprehensive income as part of the statement of equity. The Company adopted this guidance in the first quarter of fiscal 2013 by including the required disclosures in two separate but consecutive statements.

Note 3 — Acquisitions

Entities acquired by the Company during the last three fiscal years have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year.

During fiscal 2013, the Company acquired Actix International Limited (“Actix”), a provider of software for mobile network optimization, for $112,405, net of cash. Please see Note 9 to the consolidated financial statements.

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

Level 3:    Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2013 and 2012:

	As of September 30, 2013
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$565,216	$—	$565,216
U.S. government treasuries	198,164	—	198,164
Corporate bonds	—	81,727	81,727
U.S. agency securities	—	25,529	25,529
Commercial paper and certificates of deposit	6,189	3,901	10,090
Government-guaranteed debt	—	6,846	6,846
Supranational and sovereign debt	—	6,311	6,311
Mortgages (including agencies and corporate)	—	879	879

Total available-for-sale securities	769,569	125,193	894,762

Derivative financial instruments, net	—	7,538	7,538

Total	$769,569	$132,731	$902,300

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

	As of September 30, 2012
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$485,012	$—	$485,012
U.S. government treasuries	93,387	—	93,387
Corporate bonds	—	60,923	60,923
U.S. agency securities	—	27,756	27,756
Commercial paper and certificates of deposit	6,155	1,501	7,656
Government-guaranteed debt	—	32,689	32,689
Supranational and sovereign debt	—	11,644	11,644
Mortgages (including agencies and corporate)	—	5,134	5,134
Asset backed obligations	—	3,417	3,417

Total available-for-sale securities	584,554	143,064	727,618

Derivative financial instruments, net	—	(23,928)	(23,928)

Total	$584,554	$119,136	$703,690

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2013 or fiscal 2012.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 5 — Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$565,216	$—	$—	$565,216
U.S. government treasuries	198,031	133	—	198,164
Corporate bonds	81,599	223	95	81,727
U.S. agency securities	25,529	—	—	25,529
Commercial paper and certificates of deposit	10,090	—	—	10,090
Government-guaranteed debt	6,766	80	—	6,846
Supranational and sovereign debt	6,318	—	7	6,311
Mortgages (including agencies and corporate)	958	—	79	879

Total(1)	$894,507	$436	$181	$894,762

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2013, $312,188 of securities were classified as short term interest-bearing investments and $582,574 of securities were classified as cash and cash equivalents.

	As of September 30, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$485,012	$—	$—	$485,012
U.S. government treasuries	93,255	132	—	93,387
Corporate bonds	60,350	573	—	60,923
U.S. agency securities	27,637	119	—	27,756
Commercial paper and certificates of deposit	7,656	—	—	7,656
Government-guaranteed debt	32,484	205	—	32,689
Supranational and sovereign debt	11,628	16	—	11,644
Mortgages (including agencies and corporate)	5,780	—	646	5,134
Asset backed obligations	3,800	—	383	3,417

Total(2)	$727,602	$1,045	$1,029	$727,618

(2)	As of September 30, 2012, $239,019 of securities were classified as short term interest-bearing investments and $488,599 of securities were classified as cash and cash equivalents.

As of September 30, 2013, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit market conditions and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company recognized an immaterial credit loss in fiscal 2013, 2012 and 2011.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

As of September 30, 2013, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$716,893
1 to 2 years	112,012
2 to 3 years	59,467
3 to 4 years	5,314
Thereafter	1,076

$894,762

Note 6 — Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. The Company has elected to present the related assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $20,702 as of September 30, 2013. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2013. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2013 for forward contracts, and based on spot rates as of September 30, 2013 for options.

Notional Value*
Foreign exchange contracts	$850,665

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of September 30, 2013 and September 30, 2012, as an asset or a liability is as follows:

	As of
	September 30,
	2013	2012
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$21,595	$855
Other noncurrent assets	3,134	1,453
Accrued expenses and other current liabilities	(11,641)	(20,087)
Other noncurrent liabilities	(5,567)	(4,166)

	7,521	(21,945)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	2,688	1,507
Accrued expenses and other current liabilities	(2,671)	(3,490)

	17	(1,983)

Net fair value	$7,538	$(23,928)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward and option contracts outstanding as of September 30, 2013 is expected to mature within the next 12 months).

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2013, 2012 and 2011, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Income (Loss) (Effective Portion) Year Ended September 30,
	2013	2012	2011
Line item in statements of income:
Revenue	$(66)	$3,091	$(2,410)
Cost of service	(2,945)	(21,504)	11,244
Research and development	803	(2,928)	2,477
Selling, general and administrative	661	(3,395)	2,220

Total	$(1,547)	$(24,736)	$13,531

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive income (loss), net of tax, is as follows:

	Year Ended September 30,
	2013	2012	2011
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$(17,942)	$(14,437)	$6,002
Changes associated with hedging transactions, net of tax	20,035	(26,108)	(8,483)
Reclassification of losses (gains) into earnings, net of tax	2,603	22,603	(11,956)

Net unrealized gains (losses) on cash flow hedges, net of tax, end of period	$4,696	$(17,942)	$(14,437)

Gains (losses) from cash flow hedges recognized in other comprehensive income (loss), net of taxes, during the fiscal years ended September 30, 2013, 2012 and 2011 were $28,504, $(30,730) and $(8,497), or $20,035, $(26,108) and $(8,483), respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of September 30, 2013, a net gain of $6,870 will be reclassified into earnings during fiscal 2014 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2013, 2012 and 2011, was not material.

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

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2013, 2012 and 2011, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income Year Ended September 30,
	2013	2012	2011
Line item in statements of income:
Revenue	$362	$(302)	$(2,060)
Cost of service	4,666	(1,548)	(1,301)
Research and development	1,136	(319)	151
Selling, general and administrative	1,276	(518)	(254)
Interest and other expense, net	4,145	(1,250)	1,713
Income taxes	(1,179)	506	(311)

Total	$10,406	$(3,431)	$(2,062)

Note 7 — Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of September 30,
	2013	2012
Accounts receivable — billed	$587,928	$573,090
Accounts receivable — unbilled	110,626	130,697
Less — allowances	(20,335)	(16,564)

Accounts receivable, net	$678,219	$687,223

Note 8 — Equipment and Leasehold Improvements, Net

Components of equipment and leasehold improvements, net are:

	As of September 30,
	2013	2012
Computer equipment	$1,020,643	$967,381
Leasehold improvements	189,655	174,568
Furniture, fixtures and other	63,158	59,972

	1,273,456	1,201,921
Less accumulated depreciation	(997,912)	(924,014)

	$275,544	$277,907

Total depreciation expense on equipment and leasehold improvements for fiscal years 2013, 2012 and 2011, was $104,624, $107,470 and $113,910, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

As of September 30, 2013 and 2012, the unamortized software assets developed for internal use were $68,255 and $57,960, respectively.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of October 1, 2011	$1,739,732
Other	2,054

As of September 30, 2012	1,741,786
Goodwill resulting from an immaterial acquisition(1)	80,193
Other	(3,645)

As of September 30, 2013	$1,818,334

(1)	In allocating the total preliminary purchase price of Actix, based on estimated fair values, the Company recorded $80,193 of goodwill, $2,700 of in-process research and development (indefinite life), $27,200 of core technology amortized over approximately four years, $19,500 of customer relationships amortized over approximately four years and $2,200 of other intangible assets amortized over approximately five years.

The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Estimated Useful Life (in years)	Gross	Accumulated Amortization	Net
September 30, 2013
Core technology	4-8	$408,256	$(344,251)	$64,005
Customer relationships	4-15	346,707	(267,252)	79,455
Intellectual property rights and purchased computer software	—	51,996	(51,996)	—
Other	5-10	25,282	(14,716)	10,566

Total		$832,241	$(678,215)	$154,026

September 30, 2012
Core technology	4-8	$381,056	$(332,322)	$48,734
Customer relationships	6-15	327,207	(245,119)	82,088
Intellectual property rights and purchased computer software	—	51,996	(51,996)	—
Other	2-10	23,082	(12,626)	10,456

Total		$783,341	$(642,063)	$141,278

The following table presents the amortization expense of the Company’s definite-lived purchased intangible assets, included in each financial statement caption reported in the consolidated statements of income:

	Year Ended September 30,
	2013	2012	2011
Cost of service	$1,609	$1,609	$1,609
Amortization of definite-lived purchased intangible assets	34,543	50,535	65,958

Total	$36,152	$52,144	$67,567

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2013, 2012 and 2011.

The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2013 is as follows:

Amount
Fiscal year:
2014	$37,425
2015	32,668
2016	29,521
2017	25,982
2018	16,855
Thereafter	11,575

Total	$154,026

Note 10 — Other Noncurrent Assets

Other noncurrent assets consist of the following:

	As of September 30,
	2013	2012
Funded employee benefit costs(1)	$165,899	$137,299
Deferred costs(2)	38,281	71,089
Long term accounts receivable-unbilled	4,917	17,198
Prepaid expense	7,346	10,344
Other	62,726	79,986

	$279,169	$315,916

(1)	Primarily funding for severance pay liability in accordance with Israeli law. Please see Note 17 to the consolidated financial statements.
(2)	Please see Note 2 (revenue recognition) to the consolidated financial statements.

Note 11 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2013	2012	2011
Current	$50,553	$55,010	$47,790
Deferred	12,485	(4,857)	1,252

	$63,038	$50,153	$49,042

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

During fiscal 2013, the Company recognized $14,671 of deferred income tax expenses as a result of enacted changes in tax laws or rates.

The Company’s deferred income tax expense as a result of enacted changes in tax laws or rates was immaterial in fiscal years 2012 and 2011.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2013	2012
Deferred tax assets:
Deferred revenue	$50,623	$38,214
Employee compensation and benefits	75,356	74,248
Intangible assets, computer software and intellectual property	11,518	13,747
Tax credits, net capital and operating loss carryforwards	166,639	168,015
Other	40,754	37,902

Total deferred tax assets	344,890	332,126
Valuation allowances(1)	(127,202)	(117,011)

Total deferred tax assets, net	217,688	215,115

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(53,095)	(40,175)
Intangible assets, computer software and intellectual property	(109,354)	(101,583)
Other	(34,990)	(28,131)

Total deferred tax liabilities	(197,439)	(169,889)

Net deferred tax assets	$20,249	$45,226

(1)	Subsequent releases of the valuation allowances, if any, will be recognized through earnings.

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2013	2012	2011
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(2)	13	11	12

Effective income tax rate	13%	11%	12%

(2)	In fiscal 2013, foreign taxes include a benefit of $29,786 attributable to the expiration during fiscal 2013 of the statutes of limitations related to unrecognized tax benefits accumulated over several years in certain jurisdictions.

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

During fiscal 2013, the net increase in valuation allowances was $10,191, which related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2013, the Company had tax credits, net capital and operating loss carryforwards of $547,875, of which $173,864 have expiration dates through 2033, and the remainder do not expire.

During fiscal 2012, the net decrease in valuation allowances was $20,825, which related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2012, the Company had tax credits, net capital and operating loss carryforwards of $540,945, of which $162,844 have expiration dates through 2032, and the remainder do not expire.

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2013	2012	2011
Balance at beginning of fiscal year	$133,874	$132,861	$118,662
Additions based on tax positions related to the current year	19,527	20,183	19,849
Additions for tax positions of prior years	10,750	4,918	3,548
Reductions for tax positions of prior years	—	(5,527)	—
Settlements with tax authorities	(3,994)	(3,290)	(5,231)
Lapse of statute of limitations	(29,786)	(15,271)	(3,967)

Balance at end of fiscal year	$130,371	$133,874	$132,861

The total amount of unrecognized tax benefits, which includes interest and penalties, was $130,371 as of September 30, 2013, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2013, the Company had accrued $19,126 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $422 was recognized in the statements of income in fiscal 2013. As of September 30, 2012, the Company had accrued $18,704 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $731 was recognized in the statements of income in fiscal 2012.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

The Company believes that the amount of unrecognized tax benefits will increase during fiscal 2014 in the ordinary course of business. In addition it is reasonably possible that the amount of unrecognized tax benefits will decrease by $18,385 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

Note 12 — Repurchase of Shares

From time to time, the Company’s board of directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The current share repurchase plan authorizes the repurchase of up to $500,000 of the Company’s outstanding ordinary shares with no expiration date. In fiscal 2013, the Company repurchased approximately 10,370 ordinary shares at an average price of $35.38 per share (excluding broker and transaction fees). As of September 30, 2013, the Company had remaining authority to

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

repurchase up to $335,866 of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate.

Note 13 — Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on the Company’s credit ratings. As of September 30, 2013, the Company was in compliance with the financial covenants under the revolving credit facility. In September 2013, the Company borrowed an aggregate of $200,000 under the facility and repaid it in October 2013. In September 2012, the Company borrowed an aggregate of $200,000 under the facility and repaid it in October 2012.

As of September 30, 2013, the Company had several uncommitted lines of credit available for general corporate and other specific purposes.

As of September 30, 2013, the Company had outstanding letters of credit and bank guarantees of $64,331. These were supported by a combination of unused lines of credit and restricted cash balances that the Company maintains with various banks.

Note 14 — Other Noncurrent Liabilities

Other noncurrent liabilities consists of the following:

	As of September 30,
	2013	2012
Accrued employees costs(1)	$210,335	$180,563
Noncurrent deferred revenue	22,641	30,988
Accrued pension liability(2)	16,189	21,373
Other	11,644	11,744

	$260,809	$244,668

(1)	Primarily severance pay liability in accordance with Israeli law. Please see Note 17 to the consolidated financial statements.
(2)	Primarily relates to funded status of non-contributory defined benefit plans. Please see Note 17 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 15 — Interest and other expense, net

Interest and other expense, net, consists of the following:

	Year Ended September 30,
	2013	2012	2011
Interest income	$(4,915)	$(5,478)	$(6,180)
Interest expense	3,557	3,175	2,882
Foreign exchange loss	4,279	7,378	9,737
Gain on sale of investments(1)	—	(9,172)	—
Other, net	3,154	5,045	2,218

	$6,075	$948	$8,657

(1)	Includes primarily a gain of $6,270 on the sale of remaining minority interest in Longshine Information Technology Company Ltd.

Note 16 — Contingencies

Commitments

The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments based on the Company’s contractual obligations as of September 30, 2013 are as follows:

For the year ended September 30,
2014	$63,797
2015	46,730
2016	42,454
2017	34,833
2018	30,140
Thereafter	66,257

$284,211

Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $2,245, $1,310, $725, $306 and $317 for the years ended September 30, 2014, 2015, 2016, 2017 and 2018, respectively.

Rent expense net of sublease income was approximately $45,610, $41,488 and $40,104 for fiscal 2013, 2012 and 2011, respectively.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Guarantor’s Accounting and Disclosure Requirements for Guarantees

The Company generally offers its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2013, 2012 and 2011.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

Note 17 — Employee Benefits

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included as accrued employee costs in other noncurrent liabilities, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. These accrued severance expenses were $22,326, $24,611 and $28,054 for fiscal 2013, 2012 and 2011, respectively.

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal 2013, 2012 and 2011 under such plans were not material compared to total operating expenses.

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

The pension and other benefits costs related to the non-contributory defined benefit plans were immaterial in fiscal 2013, 2012 and 2011.

Note 18 — Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. The maximum number of ordinary shares currently authorized to be

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

granted under the Plan is 62,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the fiscal year ended September 30, 2013:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2012	17,654	$29.27
Granted	2,821	35.02
Exercised	(7,243)	29.47
Forfeited	(1,094)	30.44

Outstanding as of September 30, 2013(1)	12,138	$30.38

Exercisable as of September 30, 2013(1)	5,045	$29.53

(1)	At September 30, 2013, the weighted average remaining contractual life of outstanding and exercisable options was 6.93 and 4.96 years, respectively.

The following table summarizes information relating to awards of restricted shares, as well as changes during the fiscal year ended September 30, 2013:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2012	1,673	$28.36
Granted	928	34.82
Vested	(613)	27.89
Forfeited	(193)	30.65

Outstanding as of September 30, 2013	1,795	$31.61

The total intrinsic value of options exercised during fiscal 2013, 2012 and 2011 was $44,604, $22,929 and $19,394, respectively.

The value of restricted shares vested during fiscal 2013, 2012 and 2011 was $20,891, $15,594 and $12,376, respectively.

The following table summarizes information about stock options outstanding as of September 30, 2013:

Outstanding				Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.38 — 26.34	660	4.03	$19.21	654	$19.15
26.38 — 26.88	1,587	6.39	26.56	666	26.53
27.12 — 28.66	2,378	7.15	28.48	915	28.35
28.70 — 29.44	2,700	7.81	29.29	775	29.23
29.72 — 34.96	2,365	5.76	33.25	1,430	33.48
35.45 — 35.69	1,774	8.42	35.65	310	35.45
35.70 — 39.60	674	6.91	37.44	295	38.35

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2013 was $76,647 and $36,404, respectively.

Employee equity-based compensation pre-tax expense for the years ended September 30, 2013, 2012 and 2011 was as follows:

	Year Ended September 30,
	2013	2012	2011
Cost of service	$18,284	$22,641	$14,641
Research and development	3,805	4,320	2,701
Selling, general and administrative	18,251	16,468	19,289

Total	$40,340	$43,429	$36,631

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for fiscal 2013, 2012 and 2011 was $4,150, $6,254 and $2,350, respectively.

As of September 30, 2013, there was $35,746 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method, which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2013	2012	2011
Risk-free interest rate(1)	0.74%	0.70%	1.50%
Expected life of stock options(2)	4.50	4.50	4.50
Expected volatility(3)	22.7%	28.5%	30.5%
Expected dividend yield(4)	1.48%	0.02%	None
Fair value per option	$5.74	$7.18	$7.76

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.

(2)	Expected life of stock options is based upon historical experience.

(3)	Expected volatility is based on blended volatility. Please see Note 2 to the consolidated financial statements.

(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Note 19 — Dividends

The Company’s board of directors declared the following dividends during the fiscal year ended September 30, 2013:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
November 6, 2012	$0.13	December 31, 2012	$21,032	January 18, 2013
January 30, 2013	$0.13	March 28, 2013	$20,927	April 19, 2013
April 30, 2013	$0.13	June 28, 2013	$20,929	July 19, 2013
July 31, 2013	$0.13	September 30, 2013	$20,812	October 18, 2013

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The amount payable as a result of the July 31, 2013 declaration was included in other current liabilities as of September 30, 2013.

On November 5, 2013, the Company’s board of directors approved the next quarterly dividend payment, at the rate of $0.13 per share, and set December 31, 2013 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 17, 2014.

The Company’s board of directors also approved on November 5, 2013 an increase in the rate of the quarterly cash dividend to $0.155 per share, which would be payable on April 17, 2014. This increase is subject to shareholder approval at the January 2014 annual general meeting of shareholders.

Note 20 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2013	2012	2011
Numerator:
Numerator for basic and diluted earnings per share	$412,439	$391,371	$346,665

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	161,330	168,275	185,213
Effect of assumed conversion of 0.50% convertible notes	24	24	24
Effect of dilutive stock options granted	1,764	1,138	1,322

Denominator for dilutive earnings per share — adjusted weighted average shares and assumed conversions	163,118	169,437	186,559

Basic earnings per share	$2.56	$2.33	$1.87

Diluted earnings per share	$2.53	$2.31	$1.86

The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

For the fiscal years ended September 30, 2013, 2012 and 2011, 3,005, 12,313 and 14,970 weighted average number of shares, respectively, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

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

	Year Ended September 30,
	2013	2012	2011
Revenue
North America (Mainly United States)	$2,423,067	$2,266,110	$2,333,096
Europe	398,400	441,731	403,115
Rest of the world	524,387	539,062	441,517

Total	$3,345,854	$3,246,903	$3,177,728

	As of September 30,
	2013	2012	2011
Long-lived Assets(1)
North America (Mainly United States)	$72,855	$83,645	$102,739
Europe	78,501	65,746	47,717
Rest of the world:
Israel	56,683	51,086	45,669
India	25,036	29,401	35,071
Others	42,469	48,029	27,206

Total	$275,544	$277,907	$258,402

(1)	Includes equipment and leasehold improvements.

Revenue and Customer Information

Customer experience systems include the following offerings: revenue management, customer management, operations support systems (OSS), network control, digital services and M2M solutions. Customer experience systems also include a comprehensive line of services such as consulting, systems integration and transformation, testing, information technology outsourcing (ITO) and value process operation, managed services and product support, system implementation, integration, modification, consolidation, modernization, ongoing support, enhancement and maintenance. Directory includes comprehensive set of products and services for local marketing service providers and search and directory publishers.

	Year Ended September 30,
	2013	2012	2011
Customer experience systems	$3,185,637	$3,066,170	$2,978,288
Directory	160,217	180,733	199,440

Total	$3,345,854	$3,246,903	$3,177,728

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Sales to Significant Customers

The following table summarizes the percentage of sales to significant customer groups (when they amount to at least 10 percent of total revenue for the year).

	Year Ended September 30,
	2013	2012	2011
Customer 1	28%	26%	29%
Customer 2	*	10	11
Customer 3	*	*	10

*	Represents an amount of less than 10%.

Note 22 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2013
Revenue	$845,225	$841,332	$832,938	$826,359
Operating income	122,876	123,164	122,855	112,657
Net income	88,954	119,558	104,912	99,015
Basic earnings per share	0.55	0.74	0.65	0.61
Diluted earnings per share	0.54	0.73	0.64	0.61
2012
Revenue	$822,128	$808,837	$808,928	$807,010
Operating income	113,501	110,051	109,872	109,048
Net income	98,021	98,749	101,870	92,731
Basic earnings per share	0.60	0.59	0.60	0.54
Diluted earnings per share	0.60	0.59	0.60	0.53

Note 23 — Subsequent Event

On November 5, 2013, the Company entered into a definitive agreement to acquire substantially all the assets of Celcite Management Solutions LLC (“Celcite”), for approximately $129,000 in cash, subject to customary closing conditions. Additional consideration may be paid later based on the achievement of agreed performance metrics. Celcite is a leading provider of network management solutions. The transaction is expected to close towards the end of the first quarter of fiscal 2014, or in the beginning of the second quarter of fiscal 2014.

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Accounts Receivable Allowances		Valuation Allowances on Net Deferred Tax Assets
Balance as of October 1, 2010	$11,428		$106,743
Charged to costs and expenses	7,602		24,372	(1)
Charged to other accounts	3,620	(3)	16,685	(2)
Deductions	(7,084)		(9,964	)(4)

Balance as of September 30, 2011	15,566		137,836
Charged to costs and expenses	4,498		23,708	(5)
Charged to other accounts	1,659	(3)	—
Deductions	(5,159)		(44,533	)(6)

Balance as of September 30, 2012	16,564		117,011
Charged to costs and expenses	5,851		23,199	(7)
Charged to other accounts	1,176	(9)	2,552	(8)
Deductions	(3,256)		(15,560	)(10)

Balance as of September 30, 2013	$20,335		$127,202

(1)	Valuation allowances on deferred tax assets incurred during fiscal 2011.

(2)	Includes valuation allowances on deferred tax assets incurred in connection with an immaterial acquisition in fiscal 2011.

(3)	$1,488 and $640 were related to an immaterial acquisition in fiscal 2011 and were charged to other accounts during fiscal 2011 and 2012, respectively.

(4)	$4,060 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(5)	Valuation allowances on deferred tax assets incurred during fiscal 2012.

(6)	$38,268 of valuation allowances on deferred tax assets were written off against the related deferred tax assets which expired unused, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(7)	Valuation allowances on deferred tax assets incurred during fiscal 2013.

(8)	Includes valuation allowances on deferred tax assets incurred in connection with an immaterial acquisition in fiscal 2013.

(9)	$109 was related to an immaterial acquisition in fiscal 2013 and was charged to other accounts during fiscal 2013.

(10)	$7,707 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released primarily to earnings.