Form 20-F
period 2014-09-30
AMDOCS LTD
filed 2014-12-08
CIK 1062579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2014

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

Telephone: 314-212-8328

Email: dox_info@amdocs.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Ordinary Shares, par value £0.01	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, par value £0.01	156,704,355(1)
(Title of class)	(Number of shares)

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

(1)	Net of 108,030,485 shares held in treasury. Does not include (a) 9,623,741 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our stock option plan or by companies we have acquired, and (b) 14,434 ordinary shares reserved for issuance upon conversion of outstanding convertible debt securities.

AMDOCS LIMITED

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2014

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products, refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2014 as “fiscal 2014.”

We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including Amdocs™ and CES™ among others.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP, and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2014 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2014	2013	2012	2011	2010
	(In thousands, except per share data)
Statement of Operations Data:
Revenue	$3,563,637	$3,345,854	$3,246,903	$3,177,728	$2,984,223
Operating income	495,648	481,552	442,472	404,364	410,433
Net income	422,122	412,439	391,371	346,665	343,906
Basic earnings per share	2.65	2.56	2.33	1.87	1.70
Diluted earnings per share	2.62	2.53	2.31	1.86	1.69
Dividends declared per share(1)	0.595	0.520	0.130	—	—

	2014	2013	2012	2011	2010
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$1,424,465	$1,326,380	$1,118,177	$1,173,470	$1,433,299
Total assets	5,185,277	4,925,813	4,645,223	4,636,572	4,820,604
Long-term obligations
Convertible Senior Notes(2)	603	1,020	1,020	1,020	1,020
Shareholders’ equity	3,395,836	3,274,783	3,033,202	3,023,301	3,229,380

(1)	In the fourth quarter of fiscal 2012, we instituted a discretionary quarterly cash dividend program in the amount of $0.13 per share, with the first payment in the first quarter of fiscal 2013. On January 30, 2014, our shareholders approved an increase in the rate of the quarterly cash dividend from $0.13 per share to $0.155 per share. In November 2014, our Board of Directors approved a $0.155 per share quarterly cash dividend to be paid on January 16, 2015, and further approved, subject to shareholder approval at the January 2015 annual general meeting of shareholders, an increase in the rate of the quarterly cash dividend to $0.17 per share, with the first payment anticipated to be paid in April 2015.
(2)	During fiscal 2014, we purchased for cash $0.4 million aggregate principal amount of our convertible notes due 2024 tendered by holders. As of September 30, 2014, $0.6 million principal amount of the notes remained outstanding.

	Ordinary Shares		Additional Paid-In Capital	Treasury Stock
	Shares	Amount
	(In thousands)
Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2010	193,049	$3,956	$2,402,163	$(1,309,161)
Employee stock options exercised	2,590	42	56,417	—
Repurchase of shares(1)	(21,866)	—	—	(624,241)
Issuance of restricted stock, net of forfeitures	919	15	—	—
Equity-based compensation expense related to employees	—	—	36,631	—

Balance as of September 30, 2011	174,692	$4,013	$2,495,211	$(1,933,402)

Employee stock options exercised	3,585	56	86,610	—
Repurchase of shares(1)	(16,288)	—	—	(484,608)
Issuance of restricted stock, net of forfeitures	465	8	—	—
Equity-based compensation expense related to employees	—	—	43,429	—

Balance as of September 30, 2012	162,454	$4,077	$2,625,250	$(2,418,010)

Employee stock options exercised	7,243	112	213,308	—
Repurchase of shares(1)	(10,370)	—	—	(367,061)
Issuance of restricted stock, net of forfeitures	735	10	—	—
Equity-based compensation expense related to employees	—	—	40,340	—

Balance as of September 30, 2013	160,062	$4,199	$2,878,898	$(2,785,071)

Employee stock options exercised	4,395	73	128,063	—
Repurchase of shares(1)	(8,425)	—	—	(372,014)
Tax benefit from equity-based awards	—	—	3,241	—
Issuance of restricted stock, net of forfeitures	672	12	—	—
Equity-based compensation expense related to employees	—	—	44,578	—

Balance as of September 30, 2014	156,704	$4,284	$3,054,780	$(3,157,085)

(1)	From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On November 6, 2012, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $500.0 million of our outstanding ordinary shares and on April 30, 2014, adopted another share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares. These authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In August 2014, we completed the repurchase of the remaining authorized amount under the November 2012 plan and began executing repurchases under the April 2014 plan. In fiscal 2014, we repurchased 8.4 million ordinary shares at an average price of $44.14 per share (excluding broker and transaction fees). As of September 30, 2014, we had remaining authority to repurchase up to $714.0 million of our outstanding ordinary shares under the April 2014 plan.

Risk Factors

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

We provide software and services primarily to service providers in the communications industry and our business is therefore highly dependent upon conditions in that industry. Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice, video and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. Industry consolidation involving our customers may place us at risk of losing business to the incumbent provider to one of the parties to the consolidation or to new competitors. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Continuing uncertainty as to economic recovery in recent years may have adverse consequences for our customers and our business.

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

We believe that our ability to compete depends on a number of factors, including:

•	the development by others of software products and services that are competitive with our products and services,

•	the price at which others offer competitive software and services,

•	the ability of competitors to deliver projects at a level of quality that rivals our own,

•	the responsiveness of our competitors to customer needs, and

•	the ability of our competitors to hire, retain and motivate key personnel.

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

If we do not continually enhance our products and service offerings and introduce new products and features, we may have difficulty retaining existing customers and attracting new customers.

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services and to introduce new products, services and features to meet the requirements of our customers in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our customer experience solutions. Our present or future products and services may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers could harm our results of operations.

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 33% of our revenue in fiscal 2014 and 28% in fiscal 2013. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 73% of our revenue in fiscal 2014 and 70% in fiscal 2013. The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions.

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

We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing customer experience solutions. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high quality services to customers that have already implemented our products. If we are unable to meet customers’ expectations in providing products or performing services, our business and results of operations could be harmed.

We may seek to acquire companies or technologies that could disrupt our ongoing business, divert the attention of our management and employees and adversely affect our results of operations.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and the network control and optimization domains. In the future, we may acquire other companies that we believe will advance our business strategy. We may not be able to identify suitable future acquisition candidates, consummate acquisitions on favorable terms or complete otherwise favorable acquisitions because of antitrust or other regulatory concerns.

We cannot assure you that the acquisitions we have completed, or any future acquisitions that we may make, will enhance our products and services or strengthen our competitive position. We also cannot assure you that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. Any failure to recognize significant defects in the internal control policies of acquired companies or to properly integrate and retain personnel may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce.

Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees, consultants and other professionals. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time may require us to attract and train additional IT professionals at a rapid rate. We may face difficulties identifying and hiring qualified personnel. Although we are heavily investing in training our new employees, we may not be able to train them rapidly enough to meet the increasing demands on our business, particularly in light of high attrition rates in some regions where we have operations. Our inability to hire, train and retain the appropriate personnel could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new customer contracts. In particular, wage costs in lower-cost markets where we have historically added personnel, such as India, are increasing and we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive.

As a result of our entry into new domains, we now compete for high quality employees in those domains’ limited and competitive talent market. In addition, cost containment measures effected in recent years, such as the relocation of projects to lower-costs countries, may lead to greater employee attrition and increase the cost of retaining our most skilled employees. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. While we have never experienced an organized labor dispute, strike or work stoppage, any such dispute in the future could have a negative impact on our business.

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

We may be required to increase or decrease the scope of our operations in response to changes in the demand for our products and services, and if we fail to successfully plan and manage changes in the size of our operations, our business will suffer.

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

Acquisitions, organic growth and absorption of significant numbers of customers’ employees in connection with managed services projects have, from time to time, increased our headcount. Our total workforce, which includes employees and consultants, has increased from 17,244 at the end of fiscal 2009 to 22,546 as of September 30, 2014. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, which we may have difficulties doing successfully.

Volatility and turmoil in the world’s capital markets may adversely affect our investment portfolio and other financial assets.

Our cash, cash equivalents and short-term interest-bearing investments totaled $1,214 million, net of short-term debt, as of September 30, 2014. Our policy is to retain sufficient cash balances in order to support our growth. Our short-term investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments during the last three fiscal years of the carrying value of certain of our investment assets. Future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

We are affected by risks associated with conducting business internationally. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, the United Kingdom and the United States, and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America and Europe, we obtain significant revenue from customers in the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer bases and to continue to expand into international markets, including emerging markets, such as those in Latin America, Russia and other members of the Commonwealth of Independent States, India and Southeast Asia. Conducting business internationally exposes us to certain risks inherent in doing business in numerous markets, including:

•	lack of acceptance of non-localized products or services,

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions, including those applicable to employees and the terms of employment,

•	difficulties in staffing and managing foreign operations,

•	longer payment cycles,

•	difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings,

•	trade barriers,

•	challenges in complying with complex foreign and U.S. laws and regulations, including communication, trade and privacy regulations,

•	immigration regulations that limit our ability to deploy our employees,

•	political instability and threats of terrorism, and

•	variations in effective income tax rates and tax policies among countries where we conduct business.

One or more of these factors could have a material adverse effect on our operations, which could harm our results of operations and financial condition.

As we continue to develop our business internationally, including in emerging markets, we face increasing challenges that could adversely impact our results of operations, reputation and business.

As we continue to expand our business internationally, including in emerging markets such as those in Latin America, Russia and other members of the Commonwealth of Independent States, India and Southeast Asia, we face a number of challenges. These challenges include those related to more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), inadvertent breaches of local laws or regulations and difficulties in recruiting sufficient personnel with appropriate skills and experience. In addition, local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

Although we have operations throughout the world, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. Fluctuations in exchange rates between the dollar and the currencies not denominated in, or linked to, the U.S. dollar in which revenues are earned or costs are incurred may have a material adverse effect on our results of operations and financial condition. From time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, as well as decreases in revenue not denominated in, or linked to, the U.S. dollars, each of which could have a material adverse effect on our results of operations and financial condition.

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

The imposition of exchange or price controls, devaluation policies, restrictions on withdrawal of foreign exchange, or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

Political and economic conditions in the Middle East and other countries may adversely affect our business.

Of the development centers we maintain worldwide, two of our largest development centers are located in Israel and India. In Israel, the centers are located in several different sites, and approximately 21% of our software and information technology, sales and marketing workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We maintain contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to various of our other sites both within and outside of Israel. Implementation of these plans could disrupt our operations and cause us to incur significant additional expenditures, which could adversely affect our business and results of operations.

Conflicts in North Africa and the Middle East, including in Egypt and Syria which border Israel, have resulted in continued political uncertainty and violence in the region. Reports of Iran’s continuing nuclear development program have seriously strained relations between Israel and Iran. In addition, efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years involving, in particular, Gaza. Further deterioration of relations with the Palestinian Authority or other countries in the Middle East might require increased military reserve service by some of our workforce, which may have a material adverse effect on our business.

In recent years, we have expanded our operations internationally, particularly in India, Southeast Asia and Latin America. Conducting business in these and other countries involves unique challenges, including political instability, threats of terrorism, the transparency, consistency and effectiveness of business regulation, business corruption, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations. We have development and other facilities at multiple locations in India, and approximately 38% of our software and information technology, sales and marketing workforce is located in India. Terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region.

If we are unable to protect our proprietary technology from misappropriation, our business may be harmed.

Any misappropriation of our technology or the development of competitive technology could seriously harm our business. Our software and software systems are largely comprised of software and systems we have developed or acquired and that we regard as proprietary. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, non-disclosure agreements and other methods to protect our proprietary rights. We enter into non-disclosure and confidentiality agreements with our customers, workforce and marketing representatives and with certain contractors with access to sensitive information, and we also limit our customer access to the source codes of our software and our software systems. We have undertaken, and will continue to undertake, appropriate actions to protect our technology.

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

Software developers, including us, have been and are becoming increasingly subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. In addition, patent infringement claims are increasingly being asserted by patent holding companies, which do not use the technology subject to their patents, and whose sole business is to enforce patents against companies, such as us, for monetary gain. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. We support service providers and media companies with respect to digital content services, which could subject us to claims related to such services. Our entry into the digital content services market has also subjected us to possible claims of infringement of the ownership rights to media content, for example, as well as to direct legal claims from retail consumers arising from the delivery of such services.

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

Product defects, software errors, or service failures could adversely affect our business.

Design defects or software errors may cause delays in product introductions and project implementations and damage customer satisfaction, and may have a material adverse effect on our business, results of operations and financial condition. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

Because our products are generally used by our customers to perform critical business functions, design defects, software errors, misuse of our products, incorrect data from external sources, failures to comply with our service obligations or other potential problems within or outside of our control may arise during implementation or from the use of our products and services, and may result in financial or other damages to our customers, for which we may be held responsible. Although we have license and service agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against such claims in all cases and in all jurisdictions. In addition, as a result of business and other considerations, we may undertake to compensate our customers for damages caused to them arising from the use of our products and services, even if our liability is limited by a license or other agreement. Claims and liabilities arising from customer problems could also damage our reputation, adversely affecting our business, results of operations and financial condition and the ability to obtain “Errors and Omissions” insurance.

Our use of “open source” software could adversely affect our ability to sell our services and subject us to possible litigation.

We use open source software in providing our solutions, and we may use additional open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Under such licenses, if we engage in certain defined manners of use, we may be subject to certain conditions, including requirements that we offer our solutions that incorporate the open source software for no cost; that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software; and/or that we license such modifications or derivative works under the terms of the particular open source license. In addition, if a third-party software provider has incorporated open source software into software that we license from such provider in a manner that triggers one or more of the above requirements, we could be required to disclose any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions.

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

If a cyber-attack or other security incident were to result in unauthorized access to or modification of our customers’ data or our own data or our IT systems or in disruption of the services we provide to our customers, or if our products or services are perceived as having security vulnerabilities, we could suffer significant damage to our business and reputation. Customers could lose confidence in the security and reliability of our products and services, including our cloud offerings, and perceive them not to be secure. This in turn could lead to fewer customers using our products and services and result in reduced revenue and earnings. The costs we would incur to address and fix these security incidents would increase our expenses. These types of security incidents could also lead to lawsuits, regulatory investigations and claims and increased legal liability.

Changes in the tax policies and regulations imposed by the jurisdictions in which we operate, the termination or reduction of certain government programs and tax benefits, or challenges by tax authorities of our tax positions could adversely affect our overall effective tax rate.

There can be no assurance that our effective tax rate of 13.8% for the year ended September 30, 2014 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. There is growing pressure in many jurisdictions and from multinational organizations such as the OECD and EU to amend existing international taxation rules in order to align the tax regimes with current global business practices and thereby generate more tax revenue.

We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. For example, through a subsidiary, we operate development centers and a business processing operations center in India. In 2014, the effective corporate tax rate applicable in India on trading activities was 33.99%. Our subsidiary in India operates under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, these activities are entitled to considerable corporate income tax reductions for our eligible income, which reduce the current applicable effective tax rate (cash basis) to 20%. Such favorable tax treatment is applied on all income derived from such pre-approved information technology activity, provided the subsidiary continues to meet the conditions required for such tax benefits. These benefits are scheduled to phase out over 15 years from the commencement of operations of the respective units within our Indian subsidiary. Proposed changes in Indian tax law may reduce or eliminate the availability of these beneficial tax rates. Please see “Item 10 — Additional Information — Taxation — Certain Indian Tax Considerations” for more information.

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

The market price of our ordinary shares has from time to time fluctuated widely and may continue to do so. Many factors could cause the market price of our ordinary shares to rise and fall, including:

•	market conditions in the industry and the economy as a whole,

•	variations in our quarterly operating results,

•	changes in our backlog levels,

•	announcements of technological innovations by us or our competitors,

•	introductions of new products and services or new pricing policies by us or our competitors,

•	trends in the communications or software industries, including industry consolidation,

•	acquisitions or strategic alliances by us or others in our industry,

•	changes in estimates of our performance or recommendations by financial analysts,

•	changes in our shareholder base, and

•	political developments in the Middle East or other areas of the world.

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

ITEM 4. INFORMATION ON THE COMPANY

History, Development and Organizational Structure of Amdocs

Amdocs Limited was organized as a company with limited liability under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing software and services solutions to enable communications, entertainment and media companies that are major services providers in North America, Europe and the rest of the world to move toward an integrated approach to customer experience. Our registered office is Hirzel House, Smith Street, St. Peter Port, Island of Guernsey, GY1 2NG, and the telephone number at that location is +44-1481-728444.

The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is +1-314-212-8328.

Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in Canada, Cyprus, Hungary, India, Ireland, Israel, the United Kingdom and the United States. Please see Exhibit 8 to this Annual Report on Form 20-F for a listing of our significant subsidiaries.

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and the network control and optimization domains. In 2013, we acquired Actix Ltd., a provider of mobile network optimization solutions, and in January 2014 we acquired substantially all the assets of Celcite Management Solutions LLC, a provider of network management and self-optimizing network solutions.

As the result of our organic growth and acquisitions, our software and information technology, sales and marketing workforce has increased over the last three years from 18,623 as of the end of fiscal 2012 to 21,112 as of the end of fiscal 2014. In the past, our workforce has fluctuated with changes in business conditions.

Our principal capital expenditures for fiscal 2014, 2013 and 2012 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $94.1 million, $87.7 million and $107.4 million, respectively. Any future expansion of our managed services activity could result in additional capital expenditures. We anticipate our capital expenditures in fiscal 2015 will be financed internally and will consist of, among other things, additional computer equipment.

Business Overview

Amdocs is a leading provider of software and services for communications, entertainment and media industry service providers in developed countries and emerging markets. These service providers include some of the largest telecommunications companies in the world, including AT&T, Bell Canada, Deutsche Telekom, Sprint, Telefonica and Vodafone, as well as cable and satellite providers, including Cablevision, Comcast, DIRECTV and UPC Broadband Holding B.V., directory publishers and other providers of media services.

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and network control and optimization domains to enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data and support new business models and generally enhance their understanding of their customers. We refer to these products, systems and services collectively as customer experience solutions because of the crucial impact they have on the service providers’ end-user experience.

We believe the demand for our customer experience solutions is driven by the desire of service providers to help their consumer and business customers navigate the increasing number of devices, services and plans available in the connected communications world, and the need of service providers to cope with the rapidly growing demand for data that these new devices and services have created. In fiscal 2013, we released the Amdocs CES (Customer Experience Solutions) 9 portfolio which redefines the service provider’s operating environment by delivering a fully virtualized, real-time integration across BSS, OSS and network control and optimization domains, removing barriers to service and system convergence and enabling an integrated customer experience from the device to the network. Amdocs CES 9 aligns business processes around the end customer and enables service providers to rapidly launch and monetize innovative offers and personalize customer interactions with real-time insight, and permits customers to take control of their experiences across any channel, network, service or device. In fiscal 2014, we released the Amdocs CES 9.1 portfolio to enable service providers to interact with customers via social media channels, cost-effectively enter and serve the small- and medium-sized business (SMB) market, provide solutions for quad-play offerings, wearable devices and connected cars and homes, and to better manage the customer experience from the device to the network. We also expanded our offering in the network software domain to include solutions for intelligent Wi-Fi offloading, automated long-term evolution (LTE) and small cell planning and project management and geo-located network insight for improved rollout of next generation networks. Released in the first quarter of fiscal 2015, Amdocs CES 9.2 spans BSS, OSS and network control and optimization domains to enable service providers to centralize product and service data from Amdocs and third parties and eliminate barriers between business needs and information technology implementation, allowing for new market-driven modes of business and significantly reduced service design and implementation times for accelerated time to market. Amdocs CES 9.2 enables service providers to provide next generation customer management by providing a consistent user experience across all applications and channels and close the loop from the customer to the network using insights derived from big data analytics that are delivered in real time from a variety of data sources, including the network and BSS suite. Within the network domain, Amdocs released several solutions to enable service providers to accelerate the transformation from physical to virtual networks and support the rapid deployment and monetization of multiple technologies, such as Fiber, LTE, Small Cells and Wi-Fi.

Our goal is to supply scalable products and services that provide the functionality and flexibility to service providers that facilitate innovation and enable cost-effective execution. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal and valuable at every point of interaction.

Industry Background

We believe that service providers will maintain a strong focus on cost reduction and efficient operations and that the trend towards consolidation within the industry will continue. The smartphone and associated communications and entertainment applications, or apps, other connected devices such as tablets, e-readers, wearables, and the improvement in machine-to-machine (M2M) technologies continue to drive unprecedented growth in data demand. In response to the demand for increased bandwidth, service providers are investing in their networks and searching for ways to differentiate themselves, including by providing new services, improving their business agility, and to optimize and monetize their investments in such services.

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

To capture new revenue streams, service providers need the ability to expand within existing and non-traditional business models and to deploy new network technologies. We believe service providers will place an emphasis on network virtualization and on modernization and transformation projects for their networks and operational and business support systems as they look for innovative ways to improve operations.

We believe these factors create significant opportunities for vendors of information technology software products and providers of managed services and end-to-end systems integration, such as Amdocs.

The Amdocs Offerings

We believe that our product-led services approach, commitment to and support of quality personnel and deep industry knowledge and expertise enable us to create and deliver effective offerings that are highly innovative, reliable and cost-effective. In addition, we offer software products that address the specific business needs of service providers. We believe our success derives from a combination of the following factors that differentiate us from most of our competitors.

•

Software Products. In fiscal 2013, we released the Amdocs CES 9 portfolio which redefines the service provider’s operating environment by delivering a fully virtualized real-time integration across BSS, OSS and network control and optimization domains, removing barriers to service and system convergence and enabling an integrated customer experience from the device to the network. Amdocs CES 9 aligns business processes around the end customer and enables service providers to rapidly launch and monetize innovative offers and personalize customer interactions with real-time insight, and permits customers to take control of their experiences across any channel, network, service or device. In fiscal 2014, we released the Amdocs CES 9.1 portfolio, introducing solutions that span BSS, OSS and the network control domain to enable service providers to interact with customers via social media channels, cost-effectively enter and serve the SMB market, provide solutions for quad-play offerings, wearable devices and connected cars and homes, and to better manage the customer experience from the device to the network. We also expanded our offering in the network software domain to include solutions for intelligent Wi-Fi offloading, automated long-term evolution (LTE) and small cell planning and project management and geo-located network insight for improved rollout of next generation networks. Released in the first quarter of fiscal 2015, Amdocs CES 9.2 spans BSS, OSS and network and optimization domains to enable service providers to centralize product and service data from Amdocs and third parties and eliminate the operational barriers between business needs and information technology implementation, allowing for new market-driven modes of business and significantly reduced service design and implementation times for accelerated time to market. Amdocs CES 9.2 enables service providers to provide next generation customer management by providing a consistent user experience across all applications and channels and close the loop from the customer to the network using insights derived from big data analytics that are delivered in real time from a variety of data sources, including the network and BSS suite. Our portfolio of pre-integrated software products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost and reduced-risk implementations.

The Amdocs CES portfolio is based on an open architecture that is intended to provide the functionality, scalability, modularity and adaptability required by service providers in their dynamic, highly competitive markets. The open architecture is based on the principles of service-oriented architecture (SOA) and business process management, which helps to ensure that our products operate together or as stand-alone applications within existing environments. Our proprietary knowledge library of more than 200 industry-specific best practice processes, and a single tool for the unified installation, maintenance and management of the entire BSS and OSS suite, facilitate Amdocs CES rapid time to production. We believe this flexibility enables our customers to achieve significant time-to-market advantages and reduces their dependence on technical and other personnel. Amdocs CES 9 is an end-to-end BSS and OSS virtualized suite, and many of our customers already deploy CES 9 components in virtualized and cloud environments.

•

Services. Our comprehensive services are designed to address every stage of a service provider’s lifecycle, from vision creation and initial strategy through transformation and implementation to operations. Amdocs services include business consulting and systems integration, as well as managed services, project delivery and testing. The Amdocs Order-to-Activation value process operation (VPO) delivers a combination of technology, managed services and operations with a structured methodology, aligning disparate systems and automating manual processes to streamline the order capture to service activation processes. As a prime systems integrator, we assume end-to-end responsibility to monitor, manage and deploy the overall development and integration activities of Amdocs and third-party vendors throughout the transformation lifecycle. Our managed services provides multi-year, flexible and tailored business processes and applications services, including application development and maintenance, IT and infrastructure services, testing, and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

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

•

Continued Focus on the Communications, Entertainment and Media Industry. We focus our resources and efforts primarily on providing customer experience solutions to service providers in the communications, entertainment and media industry. We consider our longstanding and continuing focus on this industry a competitive advantage. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive customer experience solutions required by the leading wireless, wireline, broadband cable and satellite companies and may enable us to leverage such capabilities to diversify our customer base and expand our offering domains.

•

Target Industry Leaders. We intend to continue to direct our marketing efforts primarily toward communications and media industry leaders. By targeting such leading service providers, which require the most sophisticated customer experience solutions, we believe that we are better able to remain at the forefront of developments in the industry. We derive the substantial majority of our revenues from our customer base of major service providers. We believe that the development of this customer base has helped position us as a market leader.

•

Continued Expansion into Emerging Markets. We continue to improve our ability to serve the needs of service providers operating in emerging markets. Prepaid subscriber growth remains high and average revenue per user remains relatively low in these markets in comparison to more developed markets. At the same time, however, we have started to see a shift in service provider focus as they begin to regard the customer experience as a key competitive differentiator. Our prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus on the customer experience and the wide spectrum of emerging market service providers require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience solutions.

•

Provide Customers with a Broad, Deep Portfolio of Integrated Products. We seek to provide our customers with a broad, yet integrated, portfolio of products to help them deliver a customer experience that is simple, personal and valuable at every point of service. We provide customer experience solutions across the BSS, OSS and network control and optimization domains and multiple lines of business, including wireline, wireless, broadband cable and satellite services. Integration of our systems is achieved through an open, service-oriented architecture, allowing our products to work well together and with third-party products. We believe that our ability to provide a broad, deep suite of products helps position us as a strategic partner for our customers, and also provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

•

Leverage Our Managed Services Capabilities. Managed services enable us to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our mandate can extend across the service provider’s entire IT environment and encompass key business process operational needs. Our customers receive predictable service levels as well as improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems, so they can focus on their own internal strengths and grow their businesses, leaving system concerns to us. Managed services also benefit us, as they can be a source of predictable revenue and long-term relationships.

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

Products

Our product offerings consist of an extensive software portfolio that we have developed to provide comprehensive customer experience solutions functionality for service providers. Our software solutions support the full span of the customer lifecycle: revenue management, customer management, operations support, network control and optimization, digital lifestyle services and big data analytics. Further, our solutions employ a common architecture, including shared frameworks, and include services for deployment, configuration, integration, security, user interface and monitoring and control. We also provide solutions for high growth and emerging markets, as well as advertising and media solutions for advertising service providers, media publishers and ad agencies, including directory publishers.

Our key product suites are:

•

Revenue Management: Products that enable our customers and their partners to define, launch and monetize services across their networks. These offerings cover the end-to-end network services revenue stream from offer definition to cash-in-hand and span the consumer, business and partner domains. The portfolio addresses BSS/OSS data processing and event-handling needs and provides automated partner management and settlement for numerous types of partners, including interconnect, content, roaming, digital advertising, mobile virtual network operator (MVNO), wholesale and dealer.

•

Customer Management: Products that enable a service provider to simplify interactions between the provider and the customer to provide the best service and care. This, in turn, helps service providers to maximize sales and e-commerce opportunities, increase revenue, reduce operational costs, increase efficiency and improve customer satisfaction, including as measured by net promoter score (NPS) metrics. These products are designed to ensure consistent and personalized experiences across all interaction channels, including contact center, retail stores, Web and mobile, and social media and across all devices, including smartphones, tablets and personal computers. The portfolio is focused on the overall customer experience and factors subscriber context into every interaction to deliver individual experiences, optimize offering time to market, improve purchasing and ordering activities and provide intuitive customer care interactions.

•

Operational Support Systems (OSS): Products that comprise the core operational support systems, such as network planning, service fulfillment and assurance for fixed line, broadband, wireless and cable TV networks. The offerings facilitate network operational processes, including network planning and rollout across multiple technologies, as well as the fulfillment, order orchestration and activation of new services.

•

Network Control: Suite of pre-integrated, vendor-neutral products that consist of intelligent controls to manage the subscriber or device experience in real time, including controlling access to 3G, 4G, fixed and convergent networks, and managing network resource consumption, such as bandwidth. These offerings enable service providers to create dynamic data services, including shared plans, tiered plans and access calibrated to the time of day and help service providers monetize the growth in Wi-Fi.

•

Network Optimization: Integrated suite of software and services designed to help service providers plan, build, launch, manage and optimize their radio access network. Vendor agnostic and multi-technology, this offering gives service providers the analytics, optimization and managed services capabilities needed to target network investments accurately, roll out networks quickly, optimize network performance and capacity, and enhance the customer’s network experience.

•

Digital Lifestyle Services: Suite of ready-to-use solutions that provide end users with intuitive, secure and personalized digital services. These offerings span three solution areas: M2M, which provides a scalable platform for the growing number of devices that will need to be managed and enables service providers to quickly onboard new partners while extending their role in the value chain. The Connected Home provides a cloud-based environment to enable service providers to quickly and cost efficiently offer integrated home services, such as security, energy management, automation and entertainment. Unified Communications is a service provider-branded solution that combines social messaging services, video, VoIP and a unified address book across multiple devices.

•

Big Data Analytics: Consists of end-to-end, carrier-grade big data analytics solutions. They enable service providers to gain intimate knowledge of relevant data from multiple systems, including BSS, OSS, the network and social media. The products provide advanced and actionable insights for improved business results in critical situations, such as customer churn and order cancellation.

•

Cross-Portfolio: These offerings span a service provider’s BSS, OSS and network domains to accelerate business innovation and time to market with prepackaged, modular functionality and a catalog of use cases. The offerings enable new business opportunities and revenue models with cloud computing and facilitate entry into growing segments, such as the SMB market.

•

Compact CES: Solutions that provide real-time converged billing and service delivery and are specifically designed for small- to medium-sized service providers, MVNOs and mobile virtual network enablers (MVNEs) that provide services to MVNOs. The offering delivers convergence in a simple and unified manner, from system setup and integration to ongoing operations and features built-in essential business functionality, such as invoicing and provisioning, product catalog, customer care and reporting capabilities. Compact CES can be implemented on premise or in the cloud.

Advertising and Media Solutions

Our advertising and media offerings for advertising service providers, media publishers and ad agencies are comprised of a comprehensive set of business and operational products and services designed to enable the management of media selling, fulfillment, operations, consumer experience and financial processes across digital and print media.

Technology

Our technology platform’s flexibility affords our customers the freedom to choose a preferred operating environment and to maximize return on existing infrastructure investments. Our portfolio architecture allows our applications to work in multiple customer environments, including:

•	Hardware: Intel XEON based servers from IBM, Hewlett-Packard, Dell

•	Server Operating Systems: Red Hat Linux, Oracle Linux (with Red Hat’s kernel)

•	Virtualization: VMware vSphere

•	Database Management Systems: Oracle

•	Middleware: Oracle WebLogic, IBM WebSphere

•	Storage: EMC, IBM, Hewlett-Packard

To help service providers respond more quickly to changes in their markets and lower their integration costs, we employ service-oriented architecture principles in our portfolio design. For example, Amdocs Web Services Factory exposes the Amdocs portfolio application programming interfaces to external systems, allowing our applications to integrate with each other and with third-party enterprise server bus or legacy applications.

Our portfolio applications are based around consistent architectural guidelines and software infrastructure and they also leverage, where appropriate, consistent foundation tools. Our services encompass installation, integration, testing, process management, monitoring and control, security and information management. Our platform-agnostic foundation layer spans our applications and helps us evolve our products towards robust service-oriented architecture integration and business process support. With these tools, we aim to provide our customers a sound framework upon which to implement, integrate and centralize their operating environments. This allows service providers to mitigate many costs associated with deploying and operating new applications, such as those related to installation, configuration, integration, testing and monitoring.

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

•

Virtualization. Increasing server efficiency, commonly referred to as virtualization, is critical in today’s IT world as it reduces costs and improves operational efficiency through server consolidation, improved server availability, elasticity and sustainability. Using VMWare 5.x, the Amdocs CES suite is fully certified to run in a virtualized production environment.

Services

We offer a broad suite of services to help service providers through each stage of the business lifecycle. We provide business consulting, systems integration, managed services, order to activation VPO services, business intelligence and data warehouse services, testing, project delivery and product support to assist our customers with their business strategy, system implementation, integration, modification, consolidation, operation and maintenance needs. In addition, we offer comprehensive learning services to help our customers develop competency in their Amdocs systems and applications. Our services methodology incorporates rigorous focus on the people, processes and technology of an organization, and we invite active customer participation at all stages to help prioritize and implement time-critical system solutions that address the customer’s individual needs.

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

We have developed advanced methodologies, industry best practices and pre-configured tools to deliver a cohesive implementation plan, including solution architecture, organizational change management, learning and development, benefits realization modeling and sales channels optimization, in addition to high-quality systems and applications testing. Our approach ensures that people, processes and technology are fully aligned with our customer’s vision and goals.

•

Managed Services — Our portfolio of strategic sourcing services is tailored for service providers to gain competitive advantage and improve business results through long-term operations, applications and infrastructure services as well as system modernization and consolidation. Whether our customer’s IT environment includes Amdocs products, third-party software or in-house and legacy systems, our specialized services span the industry landscape across mobile, wireline, broadband, cable and satellite. We support new and existing lines of business, such as pay television and M2M, as well as new business entities, including second brand, MVNO and greenfield. Our managed services models can be leveraged to support day-to-day operations and strategic business objectives.

•

Order to Activation VPO Services — These managed services help service providers timely fulfill orders. They are designed to proactively prevent and efficiently resolve issues across the order-to-activation process. Services include unification and streamlining of orders as well as optimally managing field services.

•

Business Intelligence and Data Warehouse Services — Provides a full scope of services from design and implementation to operations to address the entire data lifecycle, including extract, transform and load (ETL), data warehouse, business intelligence (BI) and analytics. Our approach encompasses analytical and operational systems to feed actionable insights back into the business processes. These services are designed to operate with industry-leading BI and data warehouse platforms and products offered by our technology partners.

•

Project Delivery Services — These services provide a smooth transition from project deployment to implementation and operation. Our knowledgeable implementation professionals are intimately acquainted with the entire spectrum of communication-specific IT systems, products and customers and leverage field-proven structured methodologies and best practices to deliver rapid results at low risk.

•

Testing Services — These services leverage our proprietary tools, methodologies, best practices and unique BEAT™ framework to manage and perform testing activities on Amdocs and 3rd party applications. We offer our customers years of industry-specific testing experience, extensive domain expertise, skilled testing resources, experience with multivendor environments and a global presence to ensure seamless continuity and ongoing support around the clock.

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

Once the system becomes operational, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support, or to act as a prime systems integrator for post-production activities that may include interfaces with third-party systems. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support delivered and provide us with recurring revenue.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel, the United Kingdom and the United States, and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region.

Sales and Marketing

Our sales and marketing activities are primarily directed at major communications, entertainment and media companies.

As a result of the strategic importance of our customer experience solutions to the operations of service providers, a number of constituencies within a customer’s organization are typically involved in purchasing decisions, including senior management, information systems personnel and user groups, such as the finance, customer service and marketing departments. We maintain sales offices in the United States, Europe, Latin America and Asia Pacific.

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

Customers

Our target market is comprised of service providers in the communication, entertainment and media industry that require customer experience solutions with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the industry and that our product offerings continue to address the market’s most sophisticated needs. We have a global orientation and customers in over 80 countries.

Our customers include global communications leaders and leading network operators and service providers, as well as local marketing service providers in the United States and around the world. Our customers include:

A1 Telekom Austria	NetCom
America Movil	Post Luxembourg
Astro	Rogers Communications
AT&T	Sprint
Bakcell	Telefónica de Espana
Bell Canada	Telefónica Argentina
BT	Telefónica Peru
Cablevision	Telefónica Chile
Cellcom	Telkom South Africa
CenturyLink	Telstra
Claro Brasil	TELUS Communications
Comcast	T-Mobile Deutschland
Deutsche Telekom	T-Mobile USA
Dex Media	TIM Brasil
DIRECTV	True Corporation
EE	UPC Broadband Holding B.V.
Elisa	US Cellular
FarEastone	Verizon Communications
Globe Telecom	VimpelCom

Instituto Costarricense de Electricidad	Virgin Media
J:COM	Vodafone Germany
Kazakhtelecom	Vodafone Hungary
KPN	Vodafone Netherlands
Magyar Telekom	Vodafone Romania
MetroPCS	Vodafone UK
Mobilicity	XL Axiata
MobilTel

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 33% of our revenue in fiscal 2014 and 28% in fiscal 2013. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 73% of our revenue in fiscal 2014 and 70% in fiscal 2013.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2014	2013	2012
North America	72.7%	72.4%	69.8%
Europe	12.6	11.9	13.6
Rest of the World	14.7	15.7	16.6

Competition

The market for customer experience solutions in the communications, entertainment and media industry continues to become more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of large communication companies, as well as independent competitors that may compete broadly with us or in limited segments of our market, and can be categorized as follows:

•	providers of BSS/OSS systems, including Comverse, CSG International, Oracle, Redknee, Salesforce and SAP;

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

We expect the competition in our industry to increase from many of such companies.

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

•	continuing to design and develop solutions targeted specifically to the communications, entertainment and media industry,

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market,

•	providing high-quality, reliable, scalable, integrated, yet modular applications,

•	providing flexible and tailored IT and business process outsourcing solutions and delivery models, and

•	offering customers end-to-end accountability from a single vendor.

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

In fiscal 2013, we released the Amdocs CES 9 portfolio which redefines the service provider’s operating environment by delivering real-time integration across BSS, OSS and network control and optimization domains, removing barriers to service and system convergence and enabling an integrated customer experience from the device to the network. Amdocs CES 9 aligns business processes around the end customer and enables service providers to rapidly launch and monetize innovative offers and personalize customer interactions with real-time insight, and permits customers to take control of their experiences across any channel, network, service or device. We dedicated significant efforts and resources to integrating the components of the CES 9 portfolio, including deeper integration between our charging and billing, customer relationship management, ordering and foundation applications. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS, OSS and network control and optimization domains to enable service providers to align their business processes around the end customer. In fiscal 2014, we released the Amdocs CES 9.1 portfolio to enable service providers to interact with customers via social media channels, cost-effectively enter and serve the SMB market and better manage the customer experience from the device to the network. We also expanded our offering in the network software domain to include solutions for intelligent Wi-Fi-offloading, automated small cell planning and project management and geo-located network insight for improved rollout of next generation networks.

During fiscal 2014, we also devoted research and development resources to the Amdocs CES 9.2 product portfolio. Released in the first quarter of fiscal 2015, this release spans BSS, OSS and network control and optimization domains to enable service providers to centralize product and service data from Amdocs and third parties and eliminate barriers between business needs and information technology implementation, allowing for new market-driven modes of business and significantly reduced service design and implementation times for accelerated time to market. Amdocs CES 9.2 enables service providers to provide next generation customer management by providing a consistent user experience across all applications and channels and close the loop from the customer to the network using insights derived from big data analytics that are delivered in real time from a variety of data sources, including the network and BSS suite. Within the network domain, Amdocs released several solutions to enable service providers to accelerate the transformation from physical to virtual networks and support the rapid deployment and monetization of multiple technologies, such as Fiber, LTE, Small Cells and Wi-Fi. Our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost and reduced-risk implementations. In addition, Amdocs focuses on offering business solutions that leverage functionality from across the CES portfolio combined with services and industry knowledge. For software development, Amdocs uses Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

Substantially all of our research and development expenditures are directed at our customer experience solutions. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

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

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3.0 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of October 31, 2014, including maintenance and other related costs, were approximately $62.0 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of October 31, 2014:

Location	Area (Sq. Feet)
United States:
St. Louis, MO	81,540
San Jose, CA(*)	62,560
Champaign, IL	173,283
Eldorado Hills, CA(*)	113,290
Others(*)	229,892

Total	660,565
Israel:
Ra’anana	786,895
Sderot	99,040
Haifa	31,681
Others	67,775

Total	985,391

Location	Area (Sq. Feet)
Canada:
Toronto	18,692
Montreal	60,274
Ottawa	40,422

Total	119,388
Cyprus (Limassol)	65,854
India:
Pune	623,004
Delhi	152,969
Mumbai	161

Total	776,134
United Kingdom(*)	53,534
Other locations (*)(35 countries)	352,069

Total	3,012,935

(*)	Includes space sublet to third parties.

Our leases expire on various dates through 2024, not including various options to terminate or extend lease terms.

Equipment

We develop our customer experience solutions over a system of UNIX, Linux and Windows servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Syncsort, RedHat, CA, IBM and Hewlett-Packard. Our data storage is based mainly on equipment from EMC, NetApp, IBM, Hitachi and Hewlett-Packard. Our development servers are connected to more than 20,000 personal computers owned or leased by us.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, entertainment and media industry service providers in both developed countries and emerging markets. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that providers seek to differentiate their offerings by delivering a customer experience that is simple, personal and valuable at every point of service.

We develop, implement and manage software and services associated with BSS, OSS and network control and optimization domains to enable service providers to introduce new products and services quickly, understand their customers more deeply, process orders more efficiently, monetize data and support new business models while controlling costs. We refer to these systems collectively as customer experience solutions because of the crucial impact that these systems have on the service providers’ end-user experience.

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

In part, we have sought, through acquisitions, to expand our service offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and the network control and optimization market. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, or otherwise enhance our market position or strategic strengths.

Offerings

Amdocs’ offerings of software and related services consist of:

•

A complete, modular yet integrated portfolio of customer experience solutions, including revenue management customer management, OSS, network control and optimization, digital lifestyle services, big data analytics and M2M solutions, all employing a unified foundation of products and tools.

•

A comprehensive line of services. Because our customers’ projects are complex and require systems support expertise, we provide business process and IT services, including business consulting, systems integration and transformation, project delivery, testing, order to activation VPO, managed services and product support to assist our customers with their business strategy, system implementation, integration, modification, consolidation, modernization, ongoing support, enhancement and maintenance needs. In addition, we offer comprehensive learning services to help our customers develop competency in their Amdocs systems and applications.

We have designed our customer experience solutions to meet the high-volume, complex needs of Tier-1 and Tier-2 service providers and to address the unique issues of service providers in high growth emerging markets. We support our customers’ various lines of business, including wireline, wireless, broadband, cable and satellite, and a wide range of communication services, including voice, video, data, content, electronic and mobile commerce applications. In addition, we support companies that offer bundled or convergent service packages.

We also offer advertising and media products and services for advertising service providers, media publishers and ad agencies to facilitate cost-effective digital media-centric operations from selling ads to the management of the fulfillment, operations, consumer experience and financial processes across digital and print media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In fiscal 2014, customers in North America accounted for 72.7% of our revenue, while customers in Europe and the rest of the world accounted for 12.6% and 14.7%, respectively. Customers in emerging markets accounted for 11.9% of our revenue in fiscal 2014. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, the United Kingdom and the United States. Historically, AT&T has been our largest customer, accounting for 33% of our revenue in fiscal 2014 and 28% in fiscal 2013. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 73% of our revenue in fiscal 2014 and 70% in fiscal 2013.

We believe that demand for our customer experience solutions is primarily driven by the following key factors:

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

•

emergence and development of new communications products and services, such as Web services, video, data and content services, including IP-based services, such as Internet Protocol (IP), Internet Protocol Television (IPTV), M2M, Wi-Fi and Voice over IP,

•

evolution to and expansion of more sophisticated and connected communication devices, such as smart devices, electronic book readers, energy meters and systems for global positioning, home security and home health monitoring, that enable communication across and between devices and widespread access to information,

•	adoption of cloud technologies to enable new revenue models and business opportunities, such as traditional communication services and cloud services bundled together and targeted to SMBs,

•	evolution to next-generation networks that enable converged services offerings, such as fixed-mobile convergence, and

•

technological changes, such as the introduction of 4G wireless technology, next-generation content systems, fiber to the x (FTTx), Wi-Fi, IP Multimedia Subsystem (IMS) and LTE-based access technologies such as VoLTE.

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

•	the ever-increasing expectation of customer service and support, including access to self-service options that are convenient, proactive and consistent across all channels, and

•	the need for service providers to differentiate themselves by creating a unique and mutually-valuable customer experience.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating and integrating business processes that span service providers’ BSS, OSS and network control and optimization platforms and create a simple, one-company face to customers,

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS to introduce new services in a timely and cost-effective manner.

In fiscal 2014, our total revenue was $3.56 billion, of which $3.44 billion, or 96.4%, was attributable to the sale of customer experience solutions. Revenue from managed services arrangements (for customer experience solutions and advertising and media directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $1.73 billion and $1.70 billion of revenue in fiscal 2014 and 2013, respectively. In managed services contracts revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

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

In fiscal 2013, we released the Amdocs CES 9 portfolio which redefines the service provider’s operating environment by delivering real-time integration across BSS, OSS and network control and optimization domains, removing barriers to service and system convergence and enabling an integrated customer experience from the device to the network. Amdocs CES 9 aligns business processes around the end customer and enables service providers to rapidly launch and monetize innovative offers and personalize customer interactions with real-time insight, and permits customers to take control of their experiences across any channel, network, service or device. We dedicated significant efforts and resources to the integration among the components of the CES 9 portfolio, including deeper integration between our charging and billing, customer relationship management, ordering and foundation applications. Our portfolio of pre-integrated software products was built to span the entire customer lifecycle across BSS, OSS and network control and optimization domains to enable service providers to align their business processes around the end customer. In fiscal 2014, we released the Amdocs CES 9.1 portfolio to enable service providers to interact with customers via social media channels, cost-effectively enter and serve the SMB market and better manage the customer experience from the device to the network. We also expanded our offering in the network software domain to include solutions for intelligent Wi-Fi offloading, automated small cell planning and project management and geo-located network insight for improved rollout of next generation networks. During fiscal 2014, we also devoted research and development resources to the Amdocs CES 9.2 product portfolio. Released in the first quarter of fiscal 2015, this release spans BSS, OSS and network control and optimization domains to enable service providers to centralize product and service data from Amdocs and third-parties and eliminate barriers between business needs and information technology implementation, allowing for new market-driven modes of business and significantly reduced service design and implementation times for accelerated time to market. Amdocs CES 9.2 enables service providers to provide next generation customer management by providing a consistent user experience across all applications and channels and close the loop from the customer to the network using insights derived from big data analytics that are delivered in real time from a variety of data sources, including the network and BSS suite. Within the network domain, Amdocs released several solutions to enable service providers to accelerate the transformation from physical to virtual networks and support the rapid deployment and monetization of multiple technologies, such as Fiber, LTE, Small Cells and Wi-Fi. Our products are designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost and reduced-risk implementations. In addition, Amdocs focuses on offering business solutions that leverage functionality from across the CES portfolio combined with services and industry knowledge. For software development, Amdocs uses Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

Substantially all of our research and development expenditures are directed at our customer experience solutions. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Operating Results

The following table sets forth for the fiscal years ended September 30, 2014, 2013 and 2012, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Year Ended September 30,
	2014	2013	2012
Revenue:
License	2.6%	2.4%	3.7%
Service	97.4	97.6	96.3

	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.1
Cost of service	64.7	64.7	64.1
Research and development	7.2	7.2	7.5
Selling, general and administrative	12.5	12.5	13.1
Amortization of purchased intangible assets and other	1.6	1.1	1.6

	86.1	85.6	86.4

Operating income	13.9	14.4	13.6
Interest and other expense, net	0.2	0.2	0.0

Income before income taxes	13.7	14.2	13.6
Income taxes	1.9	1.9	1.5

Net income	11.8%	12.3%	12.1%

Fiscal Years Ended September 30, 2014 and 2013

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2014, compared to the fiscal year ended September 30, 2013. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2014	2013	Amount	%
	(In thousands)
Revenue:
License	$91,798	$81,613	$10,185	12.5%
Service	3,471,839	3,264,241	207,598	6.4

	3,563,637	3,345,854	217,783	6.5

Operating expenses:
Cost of license	2,768	2,602	166	6.4
Cost of service	2,304,124	2,164,450	139,674	6.5
Research and development	257,896	240,266	17,630	7.3
Selling, general and administrative	445,134	418,574	26,560	6.3
Amortization of purchased intangible assets and other	58,067	38,410	19,657	51.2

	3,067,989	2,864,302	203,687	7.1

Operating income	495,648	481,552	14,096	2.9
Interest and other expense, net	6,098	6,075	23	0.4

Income before income taxes	489,550	475,477	14,073	3.0
Income taxes	67,428	63,038	4,390	7.0

Net income	$422,122	$412,439	$9,683	2.3%

Revenue. Total revenue increased by $217.8 million, or 6.5%, to $3,563.6 million in fiscal 2014, from $3,345.9 million in fiscal 2013. The increase in revenue was primarily attributable to increased activity in North America and Europe. The 6.5% increase in revenue, which was net of a decrease of approximately half a percent from foreign exchange fluctuations, was also positively affected by network optimization activity related to our recent acquisitions of Actix and Celcite.

Total license and service revenue attributable to the sale of customer experience solutions increased by $249.9 million, or 7.8%, to $3,435.5 million in fiscal 2014, from $3,185.6 million in fiscal 2013. The increase in revenue was primarily attributable to increased activity in North America and Europe. The increase in revenue was also positively affected by network optimization activity. License and service revenue resulting from the sale of customer experience solutions represented 96.4% and 95.2% of our total revenue in fiscal 2014 and 2013, respectively.

Total license and service revenue attributable to the sale of directory systems decreased by $32.0 million, or 20.0%, to $128.2 million in fiscal 2014, from $160.2 million in fiscal 2013. The decrease in revenue was primarily attributable to continued slowness in the directory systems market leading to lower revenue from managed services arrangements for directory systems customers. License and service revenue from the sale of directory systems represented 3.6% and 4.8% of our total revenue in fiscal 2014 and 2013, respectively.

In fiscal 2014, revenue from customers in North America, Europe and the rest of the world accounted for 72.7%, 12.6% and 14.7%, respectively, of total revenue, compared to 72.4%, 11.9% and 15.7%, respectively, in fiscal 2013. The increase in revenue as a percentage of total revenue from customers in North America was primarily attributable to increased activity with AT&T. The increase in revenue as a percentage of total revenue from customers in Europe was attributable to higher revenue from managed services arrangements. Revenue from customers in the rest of the world decreased as a percentage of total revenue as a result of a slight decrease in revenue from customers in the rest of the world, while total revenue increased in North America and Europe.

Cost of License and Service. Cost of license includes fee and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products and services. As a percentage of revenue, cost of license and service remained flat from fiscal 2013 to fiscal 2014. Gross margin in fiscal 2014 was positively affected because a larger portion of revenue and expense was attributable to customers in developed markets, where we are well-established and generally realize higher margins; however, this was offset by our activities in Asia Pacific and Central and Latin America, where we incurred costs associated with continued efforts to expand our business into those markets.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $17.6 million, or 7.3%, to $257.9 million in fiscal 2014, from $240.3 million in fiscal 2013. The increase in research and development expense was primarily attributable to network software research and development activity and, to a lesser extent, efforts related to an expansion of our big data analytics offerings. Research and development expense as a percentage of revenue was 7.2% in fiscal 2014 and 2013. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $26.6 million, or 6.3%, to $445.1 million in fiscal 2014, from $418.6 million in fiscal 2013. The increase in selling, general and administrative expense was primarily attributable to compensation costs related to our expanded network optimization activities. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other increased by $19.7 million, or 51.2%, to $58.1 million in fiscal 2014, from $38.4 million in fiscal 2013. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to the acquisitions of Actix and Celcite, partially offset by timing of amortization charges of previously purchased intangible assets.

Operating Income. Operating income increased by $14.1 million, or 2.9%, to $495.6 million in fiscal 2014, from $481.6 million in fiscal 2013. Operating income decreased as a percentage of revenue, from 14.4% in fiscal 2013 to 13.9% in fiscal 2014. The decrease in operating income as a percentage of revenue was attributable to the increase in amortization of purchased intangible assets and other. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a minor positive impact on our operating income.

Income Taxes. Income taxes for fiscal 2014 were $67.4 million on pre-tax income of $489.6 million, resulting in an effective tax rate of 13.8%, compared to 13.3% in fiscal 2013. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 11 to our consolidated financial statements.

Net Income. Net income increased by $9.7 million, or 2.3%, to $422.1 million in fiscal 2014, from $412.4 million in fiscal 2013. The increase in net income was attributable to the increase in operating income, partially offset by the increase in income taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.09, or 3.6%, to $2.62 in fiscal 2014, from $2.53 in fiscal 2013. The increase in diluted earnings per share was mainly attributable to the increase in net income and, to a lesser extent, the decrease in the diluted weighted average number of shares outstanding.

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

Revenue. Total revenue increased by $99.0 million, or 3.0%, to $3,345.9 million in fiscal 2013, from $3,246.9 million in fiscal 2012. The increase in revenue was primarily attributable to our increased activity in North America, including for AT&T, partially offset by a decrease in revenue from customers in Europe and the rest of the world. The 3.0% increase in total revenue was net of a decrease of approximately half a percent from foreign exchange fluctuations.

License revenue in fiscal 2013 decreased by $38.8 million, or 32.2%, to $81.6 million, from $120.4 million in fiscal 2012. The decrease in license revenue was primarily attributable to the progress of certain transformation and implementation projects, which may fluctuate from period to period.

Total revenue attributable to the sale of customer experience solutions increased by $119.4 million, or 3.9%, to $3,185.6 million in fiscal 2013, from $3,066.2 million in fiscal 2012. The increase was primarily attributable to our increased activity in North America, including for AT&T, partially offset by a decrease in revenue from customers in Europe. License and service revenue resulting from the sale of customer experience solutions represented 95.2% and 94.4% of our total revenue in fiscal 2013 and 2012, respectively.

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

In fiscal 2013, revenue from customers in North America, Europe and the rest of the world accounted for 72.4%, 11.9% and 15.7%, respectively, of total revenue, compared to 69.8%, 13.6% and 16.6%, respectively, for fiscal 2012. Revenue from North American customers increased as a percentage of total revenue during fiscal 2013, primarily due to higher revenue from AT&T and other key customers in North America. The decrease in revenue as a percentage of total revenue from customers in Europe was primarily attributable to lower revenue related to the ramp down and completion of certain transformation and implementation projects, which was not offset by sufficient revenue from new deals. The decrease in revenue as a percentage of total revenue from customers in the rest of the world was primarily attributable to our reduced activity in developed markets in those regions, partially offset by our increased activity in emerging markets.

Cost of License and Service. Cost of license and service increased by $81.6 million, or 3.9%, to $2,167.1 million in fiscal 2013, from $2,085.5 million in fiscal 2012. As a percentage of revenue, cost of license and service increased to 64.8% in fiscal 2013 from 64.2% in fiscal 2012. The decrease in our gross margin was primarily attributable to our activities in Asia Pacific and Central and Latin America, where we increased our level of investment to further penetrate these regions.

Research and Development. Research and development expense decreased by $1.8 million, or 0.7%, to $240.3 million in fiscal 2013, from $242.1 million in fiscal 2012. Research and development expense decreased as a percentage of revenue from 7.5% in fiscal 2012 to 7.2% in fiscal 2013.

Selling, General and Administrative. Selling, general and administrative expense decreased by $6.1 million, or 1.4%, to $418.6 million in fiscal 2013, from $424.7 million in fiscal 2012.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other decreased by $13.8 million, or 26.5%, to $38.4 million in fiscal 2013, from $52.2 million in fiscal 2012. The decrease in amortization of purchased intangible assets and other was primarily attributable to the timing of amortization charges.

Operating Income. Operating income increased by $39.1 million, or 8.8%, to $481.6 million in fiscal 2013, from $442.5 million in fiscal 2012. Operating income increased as a percentage of revenue, from 13.6% in fiscal 2012 to 14.4% in fiscal 2013. The increase in operating income as a percentage of revenue was primarily attributable to revenue increasing at a higher rate than operating expenses. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a minor positive impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, increased by $5.1 million to $6.1 million in fiscal 2013, from $0.9 million in fiscal 2012. The increase in interest and other expense, net, was primarily attributable to a gain, recorded in fiscal 2012, resulting from the sale of our minority interest in Longshine Information Technology Company, our former Chinese subsidiary. Please see Note 16 to our consolidated financial statements.

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

Diluted Earnings Per Share. Diluted earnings per share increased by $0.22, or 9.5%, to $2.53 in fiscal 2013, from $2.31 in fiscal 2012. The increase in diluted earnings per share was the result of an increase in net income, coupled with a decrease in the diluted weighted average number of shares outstanding due primarily to our repurchase of ordinary shares, partially offset by stock option exercises.

Liquidity and Capital Resources

Cash, cash equivalents and short-term interest-bearing investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $1.21 billion as of September 30, 2014, compared to $1.13 billion as of September 30, 2013. The increase during fiscal 2014 was mainly attributable to $709.3 million in cash flow from operations and $128.1 million of proceeds from stock option exercises, partially offset by $372.0 million used to repurchase our ordinary shares, $180.5 million in net cash paid for acquisitions, $111.6 million for capital expenditures, net and $90.9 million of cash dividend payments. Net cash provided by operating activities amounted to $709.3 million and $670.5 million in fiscal 2014 and 2013, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next fiscal year.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive (loss) income, net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the income statement. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. Please see Notes 4 and 5 to our consolidated financial statements.

Revolving Credit Facility, Letters of Credit and Guarantees. In 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on our credit rating. As of September 30, 2014, we were in compliance with the financial covenants under the revolving credit facility. In September 2014, we borrowed an aggregate of $210.0 million under the facility and repaid it in October 2014.

As of September 30, 2014, we had several uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $75.4 million.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $111.6 million in fiscal 2014. Our fiscal 2014 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows, and we do not anticipate any changes to this policy in the foreseeable future.

Share Repurchases. On November 6, 2012, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $500.0 million of our outstanding ordinary shares with no expiration date and on April 30, 2014, adopted another share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In August 2014, we completed the repurchase of the remaining authorized amount under the November 2012 plan and began executing repurchases under the April 2014 plan. In fiscal 2014, we repurchased 8.4 million ordinary shares at an average price of $44.14 per share (excluding broker and transaction fees). As of September 30, 2014, we had remaining authority to repurchase up to $714.0 million of our outstanding ordinary shares under the April 2014 plan.

Cash Dividends. Our Board of Directors declared the following dividends during fiscal years 2014, 2013 and 2012:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
July 29, 2014	$0.155	September 30, 2014	$24.3	October 17, 2014
April 30, 2014	$0.155	June 30, 2014	$24.6	July 18, 2014
January 29, 2014	$0.155	March 31, 2014	$24.8	April 17, 2014
November 5, 2013	$0.130	December 31, 2013	$20.8	January 17, 2014
July 31, 2013	$0.130	September 30, 2013	$20.8	October 18, 2013
April 30, 2013	$0.130	June 28, 2013	$20.9	July 19, 2013
January 30, 2013	$0.130	March 28, 2013	$20.9	April 19, 2013
November 6, 2012	$0.130	December 31, 2012	$21.0	January 18, 2013
August 1, 2012	$0.130	September 28, 2012	$21.1	October 19, 2012

On November 4, 2014, our Board of Directors approved the next dividend payment, at the rate of $0.155 per share, and set December 31, 2014 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 16, 2015.

On November 4, 2014, our Board of Directors also approved, subject to shareholder approval at the January 2015 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.17 per share, anticipated to be paid in April 2015.

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

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2014, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt(1)	$210.6	$210.0	$—	$—	$0.6
Pension funding	11.4	1.1	3.4	2.3	4.6
Purchase obligations	33.2	15.6	17.6	—	—
Non-cancelable operating leases	265.5	66.5	131.3	46.2	21.5

Total	$520.7	$293.2	$152.3	$48.5	$26.7

(1)	In September 2014, we borrowed an aggregate of $210.0 million under our revolving credit facility and repaid it in October 2014.

The total amount of unrecognized tax benefits for uncertain tax positions was $123.9 million as of September 30, 2014. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table. We believe that the amount of unrecognized tax benefits will increase during fiscal 2015 in the ordinary course of business.

Deferred Tax Asset Valuation Allowance

As of September 30, 2014, we had deferred tax assets of $128.2 million, derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses.

Critical Accounting Policies

Our discussion and analysis of our consolidated financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

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

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates exceed revenue in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

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

As discussed above under “Tax Accounting”, we may establish a valuation allowance for certain deferred tax assets and estimate the value of uncertain tax positions of a newly acquired entity. This process requires significant judgment and analysis.

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

We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2014, 2013 or 2012.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal 2014, 2013 or 2012.

Derivative and Hedge Accounting

During fiscal 2014, 2013 and 2012, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive (loss) income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

Fair Value Measurement of Short-Term Interest-Bearing Investments

Our short-term interest-bearing investments are classified as available-for-sale securities and are stated at fair value in our consolidated balance sheets. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive (loss) income, net of tax. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs such as quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques using observable market inputs. For securities with unrealized losses that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to credit losses. To the extent that the net present value of the projected cash flows was less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. The other-than-temporary impairment on our short-term interest-bearing investments was immaterial during fiscal 2014, 2013 and 2012.

Given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market price in an active market or observable inputs, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of the investment portfolio as of September 30, 2014.

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

Recent Accounting Standards

In May 2014, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. This ASU, which will be effective for us beginning October 1, 2017, allows for either full or modified retrospective methods of adoption and early adoption is not permitted. We are currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on our consolidated financial statements.

In July 2013, the FASB issued an ASU, under which an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This ASU became effective for us on October 1, 2014, and may result in changes in our financial statements presentation but will not affect the substantive content of our consolidated financial statements.

Adoption of New Accounting Standard

In February 2013, the FASB issued an ASU to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This ASU became effective for us in the first quarter of fiscal 2014 and its adoption did not have a material impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. As of November 30, 2014, our directors and officers were as follows:

Name	Age	Position
Robert A. Minicucci	62	Chairman of the Board, Amdocs Limited
Adrian Gardner(1)	52	Director and Chairman of the Audit Committee, Amdocs Limited
John T. McLennan(2)	69	Director and Chairman of the Management Resources and Compensation Committee, Amdocs Limited
Simon Olswang(1)(3)	70	Director and Chairman of the Nominating and Corporate Governance Committee, Amdocs Limited
Zohar Zisapel(2)(4)	65	Director and Chairman of the Technology and Innovation Committee, Amdocs Limited
Julian A. Brodsky(3)	81	Director, Amdocs Limited
James S. Kahan(3)	67	Director, Amdocs Limited
Richard T.C. LeFave(1)(2)	62	Director, Amdocs Limited
Giora Yaron(4)	66	Director, Amdocs Limited
Eli Gelman	56	Director, Amdocs Limited; President and Chief Executive Officer, Amdocs Management Limited
Tamar Rapaport-Dagim	43	Senior Vice President and Chief Financial Officer, Amdocs Management Limited
Shuky Sheffer	54	Senior Vice President and President of Customer Business Group, Amdocs Management Limited
Anshoo Gaur	46	Division President, Amdocs Development Center India Pvt. Ltd.
Elizabeth W. McDermon	37	Secretary, Amdocs Limited; Vice President of Corporate Strategy, Amdocs Inc.

(1)	Member of the Audit Committee
(2)	Member of the Management Resources and Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Technology and Innovation Committee

Robert A. Minicucci has been Chairman of the Board of Directors of Amdocs since 2011 and a director since 1997. He has been a general partner of Welsh, Carson, Anderson & Stowe, or WCAS, an investment firm that specializes in the acquisition of companies in the information and business services and health care industries, since 1993. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is also a director of two other publicly-held companies, Alliance Data Systems, Inc. and Paycom Software Inc. He is also a director of several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, have provided him with strong business acumen and strategic and financial expertise.

Adrian Gardner has been a director of Amdocs since 1998 and is Chairman of the Audit Committee. Since January 2014, Mr. Gardner has served as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm listed on the London Stock Exchange, from 2011 until the acquisition in 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited. Mr. Gardner served from 2011 to 2013 as Chief Financial Officer and as a director of the former principal operating subsidiary, which has been renamed Baker Tilly Business Services Limited. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from 2007 to 2011. Mr. Gardner was Chief Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a fellow of the Institute of Chartered Accountants in England & Wales. Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

John T. McLennan has been a director of Amdocs since 1999 and is Chairman of the Management Resources and Compensation Committee. From 2000 until 2004, he served as Vice-Chair and Chief Executive Officer of Allstream (formerly AT&T Canada). Mr. McLennan founded Jenmark Consulting Inc. and was its President from 1997 until 2000. From 1993 to 1997, Mr. McLennan served as the President and Chief Executive Officer of Bell Canada. Prior to that, he held various positions at several telecommunications companies, including BCE Mobile Communications and Cantel Inc. Mr. McLennan is also a director of Emera Inc., a Canadian publicly-held energy services company, and was its Chairman from 2009 to 2014. We believe Mr. McLennan’s qualifications to sit on our Board of Directors include his years of experience in the telecommunications industry, including as chief executive officer of a leading Canadian telecommunications provider, and his experience providing strategic advice to complex organizations across a variety of industries, including as a public company director.

Simon Olswang has been a director of Amdocs since 2004 and is Chairman of the Nominating and Corporate Governance Committee. In 2002, Mr. Olswang retired as Chairman of Olswang, a media and communications law firm in the United Kingdom that he founded in 1981. He is a member of the Advisory Board of Palamon Capital Partners LLP and of the Board of Directors of Amiad Filtration Systems Limited, an Israeli clean water company listed on the London AIM market. In 2012, Mr. Olswang was appointed a Trustee of Tel Hai Academic College. Mr. Olswang was a member of the Board of Directors of The British Library until March 2008 and has served as a non-executive director of a number of companies and organizations, including Aegis Group plc, The Press Association and the British Film Institute. Mr. Olswang previously served as Trustee of Langdon College of Further (Special) Education in Salford, of which he is a co-founder. We believe Mr. Olswang’s qualifications to sit on our Board of Directors include his extensive experience providing strategic and legal advisory services to complex organizations, as well as startups, and his membership of the boards of directors of companies and other bodies active in the media and communications industry.

Zohar Zisapel has been a director of Amdocs since 2008 and is the Chairman of the Technology and Innovation Committee. Mr. Zisapel co-founded RAD Data Communications Ltd., a privately-held voice and data communications company and part of the RAD Group, a family of independent networking and telecommunications companies, and was its chairman from 1982 until 2012. Mr. Zisapel also serves as chairman of Ceragon Networks Ltd. and RADCOM Ltd., each of which is a publicly-traded member of the RAD Group, as a director of Silicom Ltd., a public company, and on the boards of directors of several privately-held companies. Mr. Zisapel served as chairman of the Israel Association of Electronic Industries from 1998 until 2001. Mr. Zisapel’s experience as founder, chairman and director of several public and private high technology companies, and his leadership in several government organizations, demonstrate his leadership capability and provide him with valuable insights into the voice and data communications industries.

Julian A. Brodsky has been a director of Amdocs since 2003. Since 2011, Mr. Brodsky has served as a senior advisor to Comcast Corporation. Mr. Brodsky served as a director of Comcast Corporation from 1969 to 2011, and as Vice Chairman of Comcast Corporation from 1989 to 2011. From 1999 to 2004, Mr. Brodsky was

Chairman of Comcast Interactive Capital, LP, a venture fund affiliated with Comcast. He is a director of RBB Fund, Inc. Mr. Brodsky brings to our Board of Directors deep and extensive knowledge of business in general and of the cable industry in particular gained through his longstanding executive leadership roles at Comcast, as well as financial expertise in capital markets, accounting and tax matters gained through his experience as Chief Financial Officer of Comcast and as a practicing CPA.

James S. Kahan has been a director of Amdocs since 1998. From 1983 until his retirement in 2007, he worked at SBC, which is now AT&T, and served as a Senior Executive Vice President from 1992 until 2007. AT&T is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp. Mr. Kahan also serves on the Board of Directors of Live Nation Entertainment, Inc., a publicly-traded live music and ticketing entity, as well as two private companies. Mr. Kahan’s long service at SBC and AT&T, as well as his management and financial experience at several public and private companies, have provided him with extensive knowledge of the telecommunications industry, particularly with respect to corporate development, mergers and acquisitions and business integration.

Richard T.C. LeFave has been a director of Amdocs since 2011. Since 2008, Mr. LeFave has been a Principal at D&L Partners, LLC, an information technology consulting firm. Mr. LeFave served as Chief Information Officer for Nextel Communications, a telecommunications company, from 1999 until its merger with Sprint Corporation in 2005, after which he served as Chief Information Officer for Sprint Nextel Corporation until 2008. From 1995 to 1999, Mr. LeFave served as Chief Information Officer for Southern New England Telephone Company, a provider of communications products and services. We believe Mr. LeFave’s qualifications to sit on our board include his extensive experience and leadership in the information technology and telecommunications industry.

Dr. Giora Yaron has been a director of Amdocs since 2009. Dr. Yaron co-founded Itamar Medical Ltd., a publicly-traded medical technology company, and has been its co-chairman since 1997. Dr. Yaron provides consulting services to Itamar Medical and to various other technology companies. He co-founded P-cube, Pentacom, Qumranet, Exanet and Comsys, privately-held companies sold to multinational corporations. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology company and serves as one of its directors. Dr. Yaron serves as a director of Hyperwise Security, a company focused on providing a comprehensive APT protection, and Excelero (ExpressIO), a company focused on providing ultra-fast block storage solution. Since 2010, Dr. Yaron has been the chairman of The Executive Council of Tel Aviv University, an institution of higher education and the chairman of Ramot, which is the Tel Aviv University’s technology transfer company. Dr. Yaron has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008, and on the advisory board of the Israeli Ministry of Defense since 2011. Dr. Yaron served from 1996 to 2006 as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software company acquired by Hewlett-Packard, including as chairman from 2004 to 2006. We believe that Dr. Yaron’s qualifications to sit on our Board of Directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.

Eli Gelman has been a director of Amdocs since 2002. Mr. Gelman became the President and Chief Executive Officer of Amdocs Management Limited, our wholly-owned subsidiary, in 2010. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

Tamar Rapaport-Dagim has been Senior Vice President and Chief Financial Officer of Amdocs Management Limited since 2007. Ms. Rapaport-Dagim served as our Vice President of Finance from 2004 until 2007. Prior to joining Amdocs, from 2000 to 2004, Ms. Rapaport-Dagim was the Chief Financial Officer of Emblaze, a provider of multimedia solutions over wireless and IP networks. She has also served as controller of Teledata Networks (formerly a subsidiary of ADC Telecommunications) and has held various finance management positions in public accounting.

Shuky Sheffer has been Senior Vice President and President of the Customer Business Group since October 2013. Mr. Sheffer served as Chief Executive Officer of Retalix Ltd., a global software company, from 2009 until its acquisition by NCR Corporation in 2013. Following the acquisition, he served as a General Manager of Retalix through September 2013. From 1986 to 2009, Mr. Sheffer served at various managerial positions at Amdocs, most recently as President of the Emerging Markets Divisions.

Anshoo Gaur has been our Division President for India operations since 2007. From 2006 to 2007, Mr. Gaur was the President of IT Infrastructure Management of EDS/MphasiS, a technology services company. From 2005 to 2006, Mr. Gaur served as the Managing Director of EDS India Enterprise (“EDS”), where he was responsible for India strategy and operations. From 2003 to 2005, Mr. Gaur was the Global Transformation Director for Desktop Services of EDS.

Elizabeth W. McDermon has been Secretary of Amdocs Limited since August 2012. Ms. McDermon joined Amdocs in 2008 and has been Vice President of Corporate Strategy since February 2014. Ms. McDermon served as our Vice President of Investor Relations from 2009 to 2011, as our Vice President of Investor Relations and Corporate Strategy from 2011 until February 2014, and as our Vice President of Corporate Strategy since February 2014. From 2000 to 2008, Ms. McDermon was an equity research analyst at Goldman Sachs & Co. covering the telecommunications software, data processing and IT services sectors.

Compensation

During fiscal 2014, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $75,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committees received an annual cash payment of $15,000. Each member of our Management Resources and Compensation, Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $10,000. The Chairman of our Audit Committee received an annual cash payment of $30,000 and the Chairmen of our Management Resources and Compensation, Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $20,000. Each Non-Employee Director received an annual grant of restricted shares at a total value of $210,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. All restricted share awards to our Non-Employee Directors are fully vested upon grant. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. Cash compensation paid to our Non-Employee Directors is prorated for partial year service.

A total of 14 persons who served either as directors or officers of Amdocs during all or part of fiscal 2014 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons in fiscal 2014 was approximately $6.3 million, compared to $6.2 million in fiscal 2013 and $7.6 million in fiscal 2012, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2014, we granted to such persons options to purchase an aggregate of 373,833 ordinary shares at a weighted average price of $42.64 per share with vesting generally over four-year terms and expiring ten years from the date of grant, and an aggregate of 282,650 restricted shares typically subject to three to four-year vesting, and in the case of our directors, no vesting restrictions. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices

Ten directors currently serve on our Board of Directors, all of whom were elected at our annual meeting of shareholders on January 30, 2014. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. The current members of our Audit Committee are Messrs. Gardner (Chair), LeFave and Olswang, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of Nasdaq. The Audit Committee written charter is available on our website at www.amdocs.com.

The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors. The current members of the Nominating and Corporate Governance Committee are Messrs. Olswang (Chair), Brodsky and Kahan, all of whom are independent directors, as required by the Nasdaq listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. The current members of our Management Resources and Compensation Committee are Messrs. McLennan (Chair), LeFave and Zisapel, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Management Resources and Compensation Committee written charter is available on our website at www.amdocs.com.

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

Workforce Personnel

The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location (in each of which we operate at multiple sites):

	As of September 30
	2014	2013	2012
Software and Information Technology, Sales and Marketing
North America	5,082	4,669	4,775
Israel	4,499	4,401	4,210
India	7,976	7,101	6,681
Rest of the World	3,555	3,144	2,977

	21,112	19,315	18,623
Management and Administration	1,434	1,459	1,482

Total Workforce	22,546	20,774	20,105

As a company with global operations, we are required to comply with various labor and immigration laws throughout the world. Our employees in certain countries of Europe, and to a limited extent in Canada and Brazil, are protected by mandatory collective bargaining agreements. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in specific countries, our compliance with such regulations could become more burdensome.

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

A small number of employees in Canada have union representation. In addition, all employees in Brazil, including local senior employees, are represented by unions, and our employees in Chile have formalized a union representation. Collective bargaining between employers and unions is mandatory, negotiated annually, and covers work conditions, including cost of living increases, minimum wages that exceed government thresholds and overtime pay. We have a works council body in the Netherlands and Germany which represents the employees and with which we work closely to ensure compliance with the applicable local law. We also have an employee representative body in France and in Finland.

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of December 1, 2014, the aggregate number of our ordinary shares beneficially owned by our directors and senior management was 2,321,801 shares. As of December 1, 2014, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

Stock Option and Incentive Plan

Our Board of Directors has adopted, and our shareholders have approved, our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the Equity Incentive Plan, pursuant to which up to 62,300,000 of our ordinary shares may be issued.

The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2014, of the 62,300,000 ordinary shares available for issuance under the Equity Incentive Plan, 43,169,488 ordinary shares had been issued as a result of option exercises and restricted share issuances under the provisions of the Equity Incentive Plan. As of September 30, 2014, 9,523,692 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards dominated in stock units. As of November 30, 2014, there were outstanding options to purchase an aggregate of 9,942,289 ordinary shares at exercise prices ranging from $16.92 to $48.12 per share and 76,317 shares are subject to outstanding restricted stock units.

The Equity Incentive Plan is administered by a committee that determines all the terms of the awards (subject to the above), including which employees, directors or consultants are granted awards. The Board of Directors may amend or terminate the Equity Incentive Plan, provided that shareholder approval is required to increase the number of ordinary shares available under the Equity Incentive Plan, to materially increase the benefits accruing to participants, to change the class of employees eligible for participation, to decrease the basis upon which the minimum exercise price of options is determined or to extend the period in which awards may be granted or to grant an option that is exercisable for more than ten years. Ordinary shares subject to restricted stock awards are subject to certain restrictions on sale, transfer or hypothecation. Under its current terms, no awards may be granted pursuant to the Equity Incentive Plan after January 2016. Our Board of Directors, however, has approved an extension of the term of plan to January 28, 2025, subject to shareholder approval at the January 2015 annual general meeting of shareholders.

As a result of acquisitions, as of September 30, 2014, we were obligated to issue (and have reserved for issuance) an additional 16,921 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $0.88 to $37.66 per share. No additional options have been or will be granted under these predecessor plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 1, 2014 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 155,871,679 ordinary shares outstanding as of December 1, 2014. Information concerning shareholders is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 1, 2014. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	14,064,173	8.66%
Janus Capital Management LLC(2)	8,581,736	5.40%
Manning & Napier Advisors, Inc.(3)	8,162,325	5.02%
All directors and officers as a group (14 persons)(4)	2,321,801	1.48%

(1)	Based on a Schedule 13G/A filed by FMR LLC with the SEC on February 14, 2014, as of December 31, 2013, FMR LLC had sole power to vote or direct the vote over 767,030 shares and sole power to dispose or direct the disposition of 14,064,173 shares. This includes 13,102,362 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment advisor; 513 shares beneficially owned by Strategic Advisers, Inc. (“SAI”) in its capacity as an investment advisor; 41,400 shares beneficially owned by Pyramis Global Advisors, LLC (“PGALLC”) in its capacity as an investment advisor; 26,021 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) as a result of its serving as an investment manager of institutional accounts owning such shares; and 787,777 shares over which FIL Limited (“FIL”) has sole dispositive power through its investment advisory and management services to a number of non-U.S. investment companies and institutional investors. Fidelity and SAI are wholly owned subsidiaries of FMR LLC. PGALLC and PGATC are indirect wholly owned subsidiaries of FMR LLC. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL or trusts for their benefit, own shares of FIL voting stock. Edward C. Johnson 3d, and members of his family, directly or through trusts, own approximately 49% of the voting power of FMR LLC. The address of Fidelity, FMTC and SAI is 82 Devonshire Street, Boston, Massachusetts 02109. The address of PGALLC and PGATC is 900 Salem Street, Smithfield, Rhode Island 02917. The address of FIL is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.
(2)	Based on a Schedule 13G/A filed by Janus Capital Management LLC, or Janus, with the SEC on February 14, 2014, as of December 31, 2013, Janus has a direct 96.74% ownership stake in INTECH Investment Management, or INTECH, and a direct 99.61% ownership stake in Perkins Investment Management LLC, or Perkins. Due to this ownership structure, holdings for Janus, Perkins and INTECH are aggregated. Janus, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively, the “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus may be deemed to be the beneficial owner of 8,532,236 ordinary shares held by the Managed Portfolios. However, Janus does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Capital is 151 Detroit Street, Denver, Colorado 80206.
(3)	Based on a Schedule 13G/A filed by Manning & Napier Advisors, Inc., or Manning & Napier, with the SEC on February 3, 2014, as of December 31, 2013, Manning & Napier had sole voting power over 7,214,057 of our ordinary shares and sole dispositive power over 8,162,325 of our ordinary shares. The address of Manning & Napier is 290 Woodcliff Drive, Fairport, New York 14450.
(4)	Includes options held by such directors and executive officers that are exercisable within 60 days after December 1, 2014. As of such date, none of our directors, senior managers or key employees beneficially own 1% or more of our outstanding ordinary shares.

T. Rowe Price Associates, Inc. reported beneficial ownership over 7.33% of our ordinary shares in fiscal 2013. T. Rowe Price Associates, Inc.’s beneficial ownership decreased below 5% in fiscal 2014.

As of December 1, 2014, our ordinary shares were held by 2,274 record holders. Based on a review of the information provided to us by our transfer agent, 1,112 record holders, holding approximately 95.3% of our outstanding ordinary shares held of record, were residents of the United States.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Financial Statements” for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this Annual Report.

Legal Proceedings

We are involved in various legal proceedings arising in the normal course of our business. We accrue for a loss contingency when we determine that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, we believe that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Dividend Policy

Please refer to “Liquidity and Capital Resources — Cash Dividends” for a discussion of our dividend policy.

ITEM 9. THE OFFER AND LISTING

On December 19, 2013, we voluntarily withdrew our ordinary shares from the New York Stock Exchange and transferred our listing to the Nasdaq Global Select Market (“Nasdaq”) and commenced trading on Nasdaq on December 20, 2013. Our ordinary shares were quoted on the New York Stock Exchange (“NYSE”) from 1998 to 2013 under the symbol “DOX” and are now quoted on Nasdaq under the same symbol. The following table sets forth the high and low reported sale prices for our ordinary shares for the periods indicated:

	High	Low
Fiscal Year Ended September 30,
2010	$32.44	$24.10
2011	$32.00	$25.41
2012	$33.79	$25.67
2013	$39.01	$31.41
2014	$48.99	$36.39
Quarter
Fiscal 2013:
First Quarter	$35.02	$31.41
Second Quarter	$36.73	$33.84
Third Quarter	$37.22	$34.07
Fourth Quarter	$39.01	$36.45
Fiscal 2014:
First Quarter	$41.50	$36.39
Second Quarter	$46.85	$40.39
Third Quarter	$48.99	$44.73
Fourth Quarter	$48.50	$44.11
Fiscal 2015:
First Quarter (through November 30, 2014)	$48.91	$44.06
Most Recent Six Months
June 2014	$48.99	$45.63
July 2014	$48.30	$45.31
August 2014	$47.50	$44.11
September 2014	$48.50	$45.60
October 2014	$47.56	$44.06
November 2014	$48.91	$46.18

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

Article 70(1) of the Articles provides that a director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding such director’s interest and an interested director will not be liable to us for any profit realized through any such contract or arrangement by reason of such director holding the office of director. Article 71(1) of the Articles provides that the directors shall be paid out of the funds of Amdocs Limited by way of fees such sums as the Board shall reasonably determine. Article 73 of the Articles provides that directors may exercise all the powers of Amdocs Limited to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue securities whether outright or as security for any debt, liability or obligation of Amdocs Limited for any third party. Such borrowing powers can only be altered through an amendment to the Articles by special resolution. Our Memorandum and Articles do not impose a requirement on the directors to own shares of Amdocs Limited in order to serve as directors, however, the Board of Directors has adopted guidelines for minimum share ownership by the directors.

On January 22, 2009 the Board of Directors was granted a five-year standing authority by the shareholders to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares. At our Annual General Meeting of Shareholders held on January 30, 2014, the Board of Directors was granted shareholder approval for an additional five-year standing authority to issue shares at the same levels as the current authorization. As of September 30, 2014, 156,704,355 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:

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

•

Liquidation — in the event of any liquidation, dissolution or winding-up of Amdocs Limited, the holders of preferred shares are entitled to a preference with respect to payment over the holders of any shares ranking junior to the preferred in liquidation at the rate fixed in any resolution or resolutions adopted by the directors in such case plus an amount equal to all dividends accumulated to the date of final distribution to such holders. Except as provided in the resolution or resolutions providing for the issue of the preferred, the holders of preferred shares are entitled to no further payment. If upon any liquidation our assets are insufficient to pay in full the amount stated above, then such assets shall be distributed among the holders of preferred shares ratably in accordance with the respective amount such holder would have received if all amounts had been paid in full.

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

Rather than attend general or special meetings of our shareholders, shareholders may confer voting authority by proxy to be represented at such meetings. Generally speaking, proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as ordinary shares that are present for purposes of determining whether a quorum is present at a general or special meeting. Nominees who are members of NYSE and who, as brokers, hold ordinary shares in “street name” for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the ordinary shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter, we will not count those votes in favor of such matter, however, such “broker non-votes” will be counted as ordinary shares that are present for purposes of determining whether a quorum is present.

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

There are no provisions in the Memorandum or Articles that would have the effect of delaying, deferring or preventing a change in control of Amdocs Limited or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries).

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

General

Our effective tax rate was 13.8% for fiscal 2014, compared to 13.3% for fiscal 2013 and 11.4% for fiscal 2012.

Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period and there can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenges the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries benefit from certain special tax benefits. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

Certain Guernsey Tax Considerations

Tax legislation in Guernsey subjects us to the standard rate of corporate income tax for a Guernsey resident company of zero percent.

Certain Indian Tax Considerations

Through a subsidiary, we operate development centers and a business processing operations center in India. In 2014, the corporate tax rate applicable in India on trading activities was 33.99%. Our subsidiary in India business operates under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, these activities are entitled to considerable corporate income tax exemptions on all income derived from such pre-approved information technology activity, provided our subsidiary continues to meet the conditions required for such tax benefits. However, as of April 1, 2011, the Minimum Alternative Tax, or MAT, became applicable to all of our Indian operations. The MAT is levied on book profits at the effective rate of 20% and can be carried forward for 10 years to be credited against corporate income taxes. Our Indian subsidiary, as per part of its operating units, is subject to a separate tax entitlement under which such units are exempt from tax on the respective tax incentive-eligible activity for the first five years of operations and enjoys a 50% reduction on its corporate income tax for such activity for the following five years. After 10 years of operations, such 50% reduction may be available for an additional five years, subject to further investment-related undertakings that we would be required to make. Under Indian laws, any dividend distribution by our Indian subsidiary would be subject to a dividend distribution tax at the new effective rate of

19.995% beginning on October 1, 2014 to be paid by such subsidiary. The Indian government has published a draft for the replacement of the country’s tax code. This draft, if enacted, would substantially change Indian tax laws, and might reduce or eliminate the availability of these beneficial tax rates for our Indian subsidiary.

Certain Israeli Tax Considerations

Our primary Israeli subsidiary, Amdocs (Israel) Limited, operates one of our largest development centers. Discussed below are certain Israeli tax considerations relating to this subsidiary.

General Corporate Taxation in Israel. The general corporate tax rate on taxable income is 26.5%. However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise may be considerably less.

Law for the Encouragement of Capital Investments, 1959. Certain production and development facilities of our primary Israeli subsidiary have been granted “Approved Enterprise” status pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

In general, investment programs of our primary Israeli subsidiary that have already obtained instruments of approval for an Approved Enterprise issued by the Israeli Investment Center prior to the change in legislation in 2005 continue to be subject to the old provisions of the Investment Law as described below. In addition, our primary Israeli subsidiary obtained expansions to its Approved Enterprise approval under the terms of the Investment Law of 2005.

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

Tax Benefits. Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25% until the earliest of:

•	7 consecutive years (or ten in the case of an FIC (as defined below)) commencing in the year in which the Approved Enterprise first generates taxable income,

•	12 years from the year of commencement of production, or

•	14 years from the year of the approval of the Approved Enterprise status.

Such income is eligible for further reductions in tax rates if we qualify as a Foreign Investors’ Company, or FIC, depending on the percentage of the foreign ownership. Subject to certain conditions, an FIC is a company more than 25% of whose share capital (in terms of shares, rights of profits, voting and appointment of directors) and more than 25% of whose combined share and loan capital is owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. A company that owns an Approved Enterprise approved after April 1, 1986, may elect to forego the entitlement to grants and apply for an alternative package of tax benefits. In addition, a company (like our primary Israeli subsidiary) with an enterprise outside the National Priority Regions (which is not entitled to grants) may also apply for the alternative benefits. Under the alternative benefits, undistributed income from the Approved Enterprise operations is fully tax exempt (a tax holiday) for a defined period. The tax holiday ranges between two to ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel. On expiration of the tax holiday, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described above) for the remainder of the otherwise applicable period of benefits.

The 2005 amendment to the Investment Law introduced various changes to the Approved Enterprise regime. The tax rates applicable to the route elected by our primary Israeli subsidiary under the 2005 amendment are similar to the tax rates that applied prior to the 2005 amendment (as detailed above).

Our primary Israeli subsidiary has elected the alternative benefits with respect to its current Approved Enterprise and its expansions, pursuant to which the primary Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two to ten years and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years. In case this primary Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject, assuming that the current level of foreign investment in Amdocs is not reduced, to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid and up to 25% if such foreign investments are reduced (as detailed above). This tax is in addition to the withholding tax on dividends as described below. Specific investment programs of our primary Israeli subsidiary and the income derived therefrom, are entitled to reduced tax rates for 13 years (instead of the eight-year period referred to above). The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are provided according to an allocation formula set forth in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations issued thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our primary Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be rescinded, in whole or in part, and the subsidiary might be required to refund the amount of the rescinded benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our primary Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

In recent years changes were introduced to the Investment Law, specifically a major amendment of the Investment Law in 2011. Among other things, these changes include a prospective termination of all tax incentives available under the law prior to the amendment. The amendment to the Investment Law also introduced a new concept of “Preferred Enterprise”. However, under the transition rules, with respect to the applicability of the provisions of the Investment Law as amended in 2011, benefits granted pursuant to incentive programs commenced prior to 2011 would continue to apply until their expiration, unless the company affirmatively elects to apply the regime provided pursuant to the amended Investment Law. Additionally, the amendments include a tax incentive package that consists of flat tax rates of 10% through 15%, depending on the geographic location of the activities of the taxable entity, for calendar years 2011 through 2012; 7% through 12.5%, depending on the geographic location of the activities of the taxable entity for calendar year 2013, and 9% through 16% for calendar years 2014 and thereafter. These incentives would apply to industrial companies that meet certain criteria.

In 2014, our primary Israeli subsidiary continues to apply the benefits under the terms of the law as provided prior to the 2011 amendment.

Dividends

Dividends paid out of income derived by an Approved Enterprise are subject to withholding tax at a reduced rate compared to the 30% withholding tax generally applicable to dividends paid out of income derived by a non-Approved Enterprise. If we pay a dividend from our primary Israeli subsidiary, such dividend will likely be distributed out of income from both Approved Enterprises and non-Approved Enterprises. As such, we expect the weighted average withholding tax rate applicable to such dividend to be approximately 20%. This withholding tax shall be levied in addition to the corporate tax to which our primary Israeli subsidiary shall be subject in the event it pays a dividend out of exempt income generated during the tax holiday period related to its Approved Enterprise status.

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

(iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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

Dividends. In general, a U.S. holder receiving a distribution with respect to the ordinary shares will be required to include such distribution (including the amount of foreign taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in the ordinary shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. In general, U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

Dividend income is generally taxed as ordinary income. However, a maximum U.S. federal income tax rate of 20% currently applies to “qualified dividend income” received by individuals (as well as certain trusts and estates), provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of “qualified foreign corporations,” including shares of a foreign corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are readily tradable on the Nasdaq, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies. However, dividends paid by us will not qualify for the 20% U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes.

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

Medicare Contribution Tax. U.S. holders who are individuals, estates and certain trusts may be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares) or, in the case of trusts and estates, on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent that the U.S. Holder’s total modified adjusted income exceeds certain thresholds.

Additional Information Reporting.

Under certain circumstances, we or our paying agent may be required, pursuant to the Code (or analogous provisions of non-U.S. law) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance notes or practices adopted pursuant to any such agreement, to withhold use tax at a rate of 30% on all or a portion of payments of dividends or other amounts that are treated as “foreign pass-thru payments” and are made on or after January 1, 2017, if such payments are not exempt from such withholding. We believe, and this discussion assumes, that under current law payments we make on account of our ordinary shares will not be “foreign pass-thru payments” subject to such withholding; however, our treatment under these rules is not completely clear and further guidance may be issued by the IRS that would clarify how these rules might apply to dividends or other amounts paid on or with respect to ordinary shares.

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

During fiscal 2014, our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar were approximately 70% to 80% and 50% to 60%, respectively. If more customers will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

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

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2014. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2014, for forward contracts, and based on spot rates as of September 30, 2014 for options.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$1,386	$(1.4)

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments are invested in short term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. As of September 30, 2014, there was $210.0 million of short-term outstanding borrowing under our revolving lines of credit, which we repaid in October 2014.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs

Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2014. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2014, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2014, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our Code of Ethics and Business Conduct is available on our website at www.amdocs.com, or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Amdocs, Inc.

Attention: Elizabeth W. McDermon

1390 Timberlake Manor Parkway,

Chesterfield, Missouri 63017

Telephone: 314-212-8328

We intend to post on our website within five business days all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During each of the last three fiscal years, Ernst & Young LLP has acted as our independent registered public accounting firm.

Audit Fees

Ernst & Young billed us approximately $3.2 million for audit services for fiscal 2014, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.0 million for audit services for fiscal 2013.

Audit-Related Fees

Ernst & Young billed us approximately $1.0 million for audit-related services for fiscal 2014. Audit-related services principally include SSAE 16 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.7 million for audit-related services for fiscal 2013.

Tax Fees

Ernst & Young billed us approximately $1.2 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2014. Ernst & Young billed us approximately $1.6 million for tax advice in fiscal 2013.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2014 or fiscal 2013.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2014, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following tables provide information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2014 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/1/13-10/31/13	832,900	$37.21	832,900	$304,874,168
11/1/13-11/30/13	574,200	$39.63	574,200	$282,117,379
12/1/13-12/31/13	744,700	$40.60	744,700	$251,879,986
01/1/14-01/31/14	418,400	$41.42	418,400	$234,547,864
02/1/14-02/28/14	675,600	$43.51	675,600	$205,151,274
03/1/14-03/31/14	844,200	$45.20	844,200	$166,994,955
04/1/14-04/30/14	446,204	$46.06	446,204	$896,441,833
05/1/14-05/31/14	794,100	$47.14	794,100	$859,006,173
06/1/14-06/30/14	726,640	$48.12	726,640	$824,041,039
07/1/14-07/31/14	740,556	$47.17	740,556	$789,110,816
08/1/14-08/31/14	1,079,722	$45.47	1,079,722	$740,012,835
09/1/14-09/30/14	547,547	$47.55	547,547	$713,979,319

Total	8,424,769	$44.14	8,424,769	$713,979,319

(1)	Excludes broker and transaction fees.
(2)	On November 6, 2012, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $500.0 million of our outstanding ordinary shares with no expiration date and on April 30, 2014, adopted another share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In August 2014, we completed the repurchase of the remaining authorized amount under the November 2012 plan and began executing repurchases under the April 2014 plan. In fiscal 2014, we repurchased 8.4 million ordinary shares at an average price of $44.14 per share (excluding broker and transaction fees). As of September 30, 2014, we had remaining authority to repurchase up to $714.0 million of our outstanding ordinary shares under the April 2014 plan.

Convertible Notes

In April 2014, we purchased for cash $0.4 million principal amount of our convertible notes due 2024 tendered by holders. As of September 30, 2014, $0.6 million principal amount of the notes remained outstanding.

ITEM  16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2014, and to our website at www.amdocs.com.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2014, 2013 and 2012, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2014 and 2013
Consolidated Statements of Income for the fiscal years ended September 30, 2014, 2013 and 2012
Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2014, 2013 and 2012
Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2014, 2013 and 2012
Notes to Consolidated Financial Statements

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

Amdocs Limited

/s/ Elizabeth W. McDermon
Elizabeth W. McDermon
Secretary and Authorized Signatory

Date: December 8, 2014

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibits 99.1 to Amdocs’ Form 6-K filed January 26, 2009)

1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)

2.a.1	Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of New York, as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K, filed March 5, 2004)

4.b.1†	Agreement between Amdocs, Inc. and SBC Services, Inc. for Software and Professional Services, effective August 7, 2003 (incorporated by reference to Exhibit 99.3 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)

4.b.2†	Amendments to Agreement between the Company and AT&T Services, Inc. (f/k/a SBC Services, Inc.) for Software and Professional Services effective August 7, 2003

4.b.6	Credit Agreement, dated as of December 20, 2011, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 22, 2011)

4.c.1	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Appendix C to Amdocs’ Report of Foreign Private Issuer on Form 6-K filed December 22, 2011)

8	Subsidiaries of Amdocs Limited

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1	Consent of Ernst & Young LLP

100.1	The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2014, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2014 and 2013, (ii) Consolidated Statements of Income for the years ended September 30, 2014, 2013 and 2012, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2014, 2013 and 2012, (iv) the Consolidated Statements of Cash Flows for the years ended September 30, 2014, 2013 and 2012, and (iv) Notes to Consolidated Financial Statements
†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2014. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2014, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2014. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part III. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amdocs Limited’s internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated December 8, 2014 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

New York, New York

December 8, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2014, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Amdocs Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2014 of Amdocs Limited and our report dated December 8, 2014 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

New York, New York

December 8, 2014

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of September 30,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$1,103,269	$1,014,192
Short-term interest-bearing investments	321,196	312,188
Accounts receivable, net	715,837	678,219
Deferred income taxes and taxes receivable	148,346	125,880
Prepaid expenses and other current assets	135,326	151,595

Total current assets	2,423,974	2,282,074
Equipment and leasehold improvements, net	288,956	275,544
Deferred income taxes	99,274	113,966
Goodwill	1,925,225	1,818,334
Intangible assets, net	181,227	156,726
Other noncurrent assets	266,621	279,169

Total assets	$5,185,277	$4,925,813

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$142,627	$132,709
Accrued expenses and other current liabilities	422,291	322,539
Accrued personnel costs	220,630	228,520
Short-term financing arrangements	210,000	200,000
Deferred revenue	156,743	151,112
Deferred income taxes and taxes payable	48,456	39,376

Total current liabilities	1,200,747	1,074,256
Deferred income taxes and taxes payable	311,134	315,965
Other noncurrent liabilities	277,560	260,809

Total liabilities	1,789,441	1,651,030

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 264,735 and 259,668 issued and 156,704 and 160,062 outstanding, in 2014 and 2013, respectively	4,284	4,199
Additional paid-in capital	3,054,780	2,878,898
Treasury stock, at cost — 108,031 and 99,606 ordinary shares in 2014 and 2013, respectively	(3,157,085)	(2,785,071)
Accumulated other comprehensive (loss) income	(9,972)	632
Retained earnings	3,503,829	3,176,125

Total shareholders’ equity	3,395,836	3,274,783

Total liabilities and shareholders’ equity	$5,185,277	$4,925,813

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended September 30,
	2014	2013	2012
Revenue:
License	$91,798	$81,613	$120,443
Service	3,471,839	3,264,241	3,126,460

	3,563,637	3,345,854	3,246,903

Operating expenses:
Cost of license	2,768	2,602	3,523
Cost of service	2,304,124	2,164,450	2,081,945
Research and development	257,896	240,266	242,063
Selling, general and administrative	445,134	418,574	424,671
Amortization of purchased intangible assets and other	58,067	38,410	52,229

	3,067,989	2,864,302	2,804,431

Operating income	495,648	481,552	442,472
Interest and other expense, net	6,098	6,075	948

Income before income taxes	489,550	475,477	441,524
Income taxes	67,428	63,038	50,153

Net income	$422,122	$412,439	$391,371

Basic earnings per share	$2.65	$2.56	$2.33

Diluted earnings per share	$2.62	$2.53	$2.31

Basic weighted average number of shares outstanding	159,012	161,330	168,275

Diluted weighted average number of shares outstanding	161,366	163,118	169,437

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended September 30,
	2014	2013	2012
Net income	$422,122	$412,439	$391,371
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(10,218)	22,638	(3,505)
Net change in fair value of available-for-sale securities(2)	(283)	190	2,077
Net actuarial (losses) gains on defined benefit plan(3)	(103)	3,305	(4,417)

Other comprehensive (loss) income, net of tax	(10,604)	26,133	(5,845)

Comprehensive income	$411,518	$438,572	$385,526

(1)	Net of tax benefit (expense) of $4,413, $(7,413) and $2,489 for the fiscal years ended September 30, 2014, 2013 and 2012, respectively.
(2)	Net of tax benefit (expense) of $2, $(49) and $(40) for the fiscal years ended September 30, 2014, 2013 and 2012, respectively.
(3)	Net of tax benefit (expense) of $38, $(1,196) and $1,598 for the fiscal years ended September 30, 2014, 2013 and 2012, respectively.

The accompanying notes are an integral part of these consolidated financial statements

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance as of October 1, 2011	174,692	$4,013	$2,495,211	$(1,933,402)	$(19,656)	$2,477,135	$3,023,301
Comprehensive income:
Net income	—	—	—	—	—	391,371	391,371
Other comprehensive loss	—	—	—	—	(5,845)	—	(5,845)

Comprehensive income							385,526
Employee stock options exercised	3,585	56	86,610	—	—	—	86,666
Repurchase of shares	(16,288)	—	—	(484,608)	—	—	(484,608)
Cash dividends declared ($0.130 per ordinary share)	—	—	—	—	—	(21,120)	(21,120)
Issuance of restricted stock, net of forfeitures	465	8	—	—	—	—	8
Equity-based compensation expense related to employees	—	—	43,429	—	—	—	43,429

Balance as of September 30, 2012	162,454	4,077	2,625,250	(2,418,010)	(25,501)	2,847,386	3,033,202
Comprehensive income:
Net income	—	—	—	—	—	412,439	412,439
Other comprehensive income	—	—	—	—	26,133	—	26,133

Comprehensive income							438,572
Employee stock options exercised	7,243	112	213,308	—	—	—	213,420
Repurchase of shares	(10,370)	—	—	(367,061)	—	—	(367,061)
Cash dividends declared ($0.520 per ordinary share)	—	—	—	—	—	(83,700)	(83,700)
Issuance of restricted stock, net of forfeitures	735	10	—	—	—	—	10
Equity-based compensation expense related to employees	—	—	40,340	—	—	—	40,340

Balance as of September 30, 2013	160,062	4,199	2,878,898	(2,785,071)	632	3,176,125	3,274,783
Comprehensive income:
Net income	—	—	—	—	—	422,122	422,122
Other comprehensive loss	—	—	—	—	(10,604)	—	(10,604)

Comprehensive income							411,518
Employee stock options exercised	4,395	73	128,063	—	—	—	128,136
Repurchase of shares	(8,425)	—	—	(372,014)	—	—	(372,014)
Tax benefit from equity-based awards	—	—	3,241	—	—	—	3,241
Cash dividends declared ($0.595 per ordinary share)	—	—	—	—	—	(94,418)	(94,418)
Issuance of restricted stock, net of forfeitures	672	12	—	—	—	—	12
Equity-based compensation expense related to employees	—	—	44,578	—	—	—	44,578

Balance as of September 30, 2014	156,704	$4,284	$3,054,780	$(3,157,085)	$(9,972)	$3,503,829	$3,395,836

As of September 30, 2014, 2013 and 2012, accumulated other comprehensive (loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(5,522), $4,696 and $(17,942), unrealized (loss) gain on short-term interest-bearing investments, net of tax, of $(39), $244 and $54 and unrealized (loss) on defined benefit plan, net of tax, of $(4,411), $(4,308) and $(7,613).

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2014	2013	2012
Cash Flow from Operating Activities:
Net income	$422,122	$412,439	$391,371
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	162,772	140,776	159,614
Equity-based compensation expense	44,578	40,340	43,429
Deferred income taxes	(6,510)	12,485	(4,857)
Excess tax benefit from equity-based compensation	(3,925)	(366)	(181)
Gain on sale of investments	—	—	(9,172)
Loss from short-term interest-bearing investments	1,023	2,269	3,041
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	5,540	29,999	(106,551)
Prepaid expenses and other current assets	(1,769)	(86)	1,601
Other noncurrent assets	7,434	29,384	19,734
Accounts payable, accrued expenses and accrued personnel	73,949	(4,104)	60,200
Deferred revenue	(1,967)	(15,078)	(55,811)
Income taxes payable, net	1,106	(5,268)	14,305
Other noncurrent liabilities	4,905	27,757	(2,654)

Net cash provided by operating activities	709,258	670,547	514,069

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(111,569)	(106,724)	(122,053)
Proceeds from sale of short-term interest-bearing investments	379,484	311,677	440,145
Purchase of short-term interest-bearing investments	(389,800)	(386,876)	(337,989)
Net cash paid for acquisitions	(180,540)	(112,405)	—
Other	3,872	(2,801)	2,608

Net cash used in investing activities	(298,553)	(297,129)	(17,289)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	210,000	200,000	200,000
Payments under financing arrangements	(200,000)	(200,000)	(250,000)
Repurchase of shares	(372,014)	(367,061)	(484,608)
Proceeds from employee stock option exercises	128,125	213,430	86,674
Payments of dividends	(90,939)	(84,008)	—
Excess tax benefit from equity-based compensation	3,925	366	181
Other	(725)	(1,111)	(1,240)

Net cash used in financing activities	(321,628)	(238,384)	(448,993)

Net increase in cash and cash equivalents	89,077	135,034	47,787
Cash and cash equivalents at beginning of year	1,014,192	879,158	831,371

Cash and cash equivalents at end of year	$1,103,269	$1,014,192	$879,158

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$59,216	$38,441	$36,909
Interest	628	468	408

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 1 — Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, media and entertainment industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience solutions primarily for leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of advertising and media solutions for local marketing service providers and search and directory publishers.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, the United Kingdom and the United States.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Investments

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive (loss) income” in shareholders’ equity, unless a security is other than temporarily impaired. The Company recognizes an impairment charge in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while other declines in fair value related to other factors are recognized in other comprehensive (loss) income. The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit losses. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered credit loss. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which primarily ranges from three to ten years. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease.

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

Other definite-life intangible assets consist primarily of core technology and customer relationships. Core technology acquired by the Company is amortized over its estimated useful life on a straight-line basis.

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

Comprehensive Income

Comprehensive income, net of related taxes where applicable, includes, in addition to net income:

(i) net change in fair value of available-for-sale securities;

(ii) net change in fair value of cash flow hedges; and

(iii) net actuarial gains and losses on defined benefit plans.

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

Revenue Recognition

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

essential to the software. As a result, combined license and service revenue is generally recognized over the course of these long-term projects, using the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the project.

Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber level or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee.

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

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement as well as, in some cases, possesses other attributes such as latitude in determining prices and selecting suppliers. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis. Revenue from third-party sales is included in service revenue and was less than 10% of total revenue in each of fiscal 2014, 2013 and 2012. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as the Company is the primary obligor under the arrangement.

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

In certain circumstances where the Company enters into a contract with a customer for the provision of managed services for a defined period of time, the Company defers certain direct costs incurred at the inception of the contract. These costs include expenses incurred in association with the origination of a contract. In addition, if the revenue for a delivered item is not recognized because it is not separable from the undelivered item, then the Company also defers the cost of the delivered item. The deferred costs are amortized on a straight-line basis over the managed services period, or over the recognition period of the undelivered item. Revenue associated with these capitalized costs is deferred and is recognized over the same period.

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

The Company evaluates accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably probable. As of September 30, 2014, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 32%, which was lower than its respective portion of total revenue. As of September 30, 2013, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 25%, which was lower than its respective portion of total revenue.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Derivatives and Hedging

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative are recognized in other comprehensive (loss) income until the hedged item is recognized in earnings as interest and other expense, net. The ineffective portion of a derivative designated as a cash flow hedge is recognized in earnings. If a derivative does not meet the definition of a cash flow hedge, the changes in the fair value are included in earnings.

Recent Accounting Standards

In May 2014, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. This ASU, which will be effective for the Company beginning October 1, 2017, allows for either full or modified retrospective methods of adoption and early adoption is not permitted. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

In July 2013, the FASB issued an ASU, under which an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This ASU became effective for the Company on October 1, 2014, and may result in changes in the Company’s financial statements presentation but will not affect the substantive content of the Company’s consolidated financial statements.

Adoption of New Accounting Standard

In February 2013, the FASB issued an ASU to require reclassification adjustments from other comprehensive income to be presented either in the financial statements or in the notes to the financial statements. This ASU became effective for the Company in the first quarter of fiscal 2014 and its adoption did not have a material impact on the Company’s consolidated financial statements.

Note 3 — Acquisitions

Entities acquired by the Company during the last three fiscal years have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year.

During fiscal 2013, the Company acquired Actix International Limited (“Actix”), a provider of software for mobile network optimization, for $112,405, net of cash. During fiscal 2014, the Company acquired substantially all of the assets of Celcite Management Solutions LLC (“Celcite”), a provider of network management and self-optimizing network solutions, for $142,077 in cash, with the potential for additional consideration to be paid in the future if certain performance metrics are achieved. Please see Note 9 to the consolidated financial statements.

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

Level 3:    Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2014 and 2013:

	As of September 30, 2014
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$649,745	$—	$—	$649,745
U.S. government treasuries	118,708	—	—	118,708
Corporate bonds	—	102,420	—	102,420
U.S. agency securities	—	41,649	—	41,649
Asset backed obligations	—	29,095	—	29,095
Commercial paper and certificates of deposit	2,007	26,502	—	28,509
Supranational and sovereign debt	—	5,799	—	5,799
Government-guaranteed debt	—	1,187	—	1,187
Mortgages	—	527	—	527

Total available-for-sale securities	770,460	207,179	—	977,639

Derivative financial instruments, net	—	(1,358)	—	(1,358)

Other liabilities	—	—	(35,944)	(35,944)

Total	$770,460	$205,821	$(35,944)	$940,337

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

	As of September 30, 2013
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$565,216	$—	$565,216
U.S. government treasuries	198,164	—	198,164
Corporate bonds	—	81,727	81,727
U.S. agency securities	—	25,529	25,529
Commercial paper and certificates of deposit	6,189	3,901	10,090
Supranational and sovereign debt	—	6,311	6,311
Government-guaranteed debt	—	6,846	6,846
Mortgages	—	879	879

Total available-for-sale securities	769,569	125,193	894,762

Derivative financial instruments, net	—	7,538	7,538

Total	$769,569	$132,731	$902,300

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2014 or fiscal 2013. Level 3 amounts relate to certain acquisition-related liabilities, which were valued using a Monte-Carlo simulation model and were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2014.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 5 — Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$649,745	$—	$—	$649,745
U.S. government treasuries	118,652	88	32	118,708
Corporate bonds	102,387	152	119	102,420
U.S. agency securities	41,658	—	9	41,649
Asset backed obligations	29,160	—	65	29,095
Commercial paper and certificates of deposit	28,509	—	—	28,509
Supranational and sovereign debt	5,804	—	5	5,799
Government-guaranteed debt	1,185	2	—	1,187
Mortgages	569	—	42	527

Total(1)	$977,669	$242	$272	$977,639

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2014, $321,196 of securities were classified as short term interest-bearing investments and $656,443 of securities were classified as cash and cash equivalents.

	As of September 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$565,216	$—	$—	$565,216
U.S. government treasuries	198,031	133	—	198,164
Corporate bonds	81,599	223	95	81,727
U.S. agency securities	25,529	—	—	25,529
Commercial paper and certificates of deposit	10,090	—	—	10,090
Supranational and sovereign debt	6,318	—	7	6,311
Government-guaranteed debt	6,766	80	—	6,846
Mortgages	958	—	79	879

Total(2)	$894,507	$436	$181	$894,762

(2)	As of September 30, 2013, $312,188 of securities were classified as short term interest-bearing investments and $582,574 of securities were classified as cash and cash equivalents.

As of September 30, 2014, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit market conditions and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company recognized an immaterial credit loss in fiscal 2014, 2013 and 2012.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

As of September 30, 2014, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$746,357
1 to 2 years	121,335
2 to 3 years	90,136
3 to 4 years	8,317
Thereafter	11,494

$977,639

Note 6 — Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $8,314 as of September 30, 2014. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2014. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2014 for forward contracts, and based on spot rates as of September 30, 2014 for options.

Notional Value*
Foreign exchange contracts	$1,386,409

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of September 30, 2014 and September 30, 2013, as an asset or a liability is as follows:

	As of
	September 30,
	2014	2013
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$5,936	$21,595
Other noncurrent assets	2,485	3,134
Accrued expenses and other current liabilities	(9,686)	(11,641)
Other noncurrent liabilities	(1,908)	(5,567)

	(3,173)	7,521
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	7,551	2,688
Other noncurrent assets	26	—
Accrued expenses and other current liabilities	(5,736)	(2,671)
Other noncurrent liabilities	(26)	—

	1,815	17

Net fair value	$(1,358)	$7,538

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward and option contracts outstanding as of September 30, 2014 is expected to mature within the next 12 months).

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2014, 2013 and 2012, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive (Loss) Income (Effective Portion) Year Ended September 30,
	2014	2013	2012
Line item in statements of income:
Revenue	$539	$(66)	$3,091
Cost of service	15,424	(2,945)	(21,504)
Research and development	4,056	803	(2,928)
Selling, general and administrative	4,072	661	(3,395)

Total	$24,091	$(1,547)	$(24,736)

The activity related to the changes in net unrealized (losses) gains on cash flow hedges recorded in accumulated other comprehensive (loss) income, net of tax, is as follows:

	Year Ended September 30,
	2014	2013	2012
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$4,696	$(17,942)	$(14,437)
Changes in fair value of cash flow hedges, net of tax	9,162	20,035	(26,108)
Reclassification of (gains) losses into earnings, net of tax	(19,380)	2,603	22,603

Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(5,522)	$4,696	$(17,942)

Gains (losses) from cash flow hedges recognized in other comprehensive (loss) income, net of taxes, during the fiscal years ended September 30, 2014, 2013 and 2012 were $9,460, $28,504 and $(30,730), or $9,162, $20,035 and $(26,108), respectively.

Of the net losses related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive (loss) income as of September 30, 2014, a net loss of $5,280 will be reclassified into earnings during fiscal 2015 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2014, 2013 and 2012, was not material.

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

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2014, 2013 and 2012, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income Year Ended September 30,
	2014	2013	2012
Line item in statements of income:
Revenue	$18	$362	$(302)
Cost of service	(3,446)	4,666	(1,548)
Research and development	(432)	1,136	(319)
Selling, general and administrative	(821)	1,276	(518)
Interest and other expense, net	9,080	4,145	(1,250)
Income taxes	657	(1,179)	506

Total	$5,056	$10,406	$(3,431)

Note 7 — Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of September 30,
	2014	2013
Accounts receivable — billed	$617,712	$587,928
Accounts receivable — unbilled	134,523	110,626
Less — allowances	(36,398)	(20,335)

Accounts receivable, net	$715,837	$678,219

Note 8 — Equipment and Leasehold Improvements, Net

Components of equipment and leasehold improvements, net are:

	As of September 30,
	2014	2013
Computer equipment	$1,071,720	$1,020,643
Leasehold improvements	192,007	189,655
Furniture, fixtures and other	65,071	63,158

	1,328,798	1,273,456
Less accumulated depreciation	(1,039,842)	(997,912)

	$288,956	$275,544

Total depreciation expense on equipment and leasehold improvements for fiscal 2014, 2013 and 2012, was $105,364, $104,624 and $107,470, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

As of September 30, 2014 and 2013, the unamortized software assets developed for internal use were $73,813 and $68,255, respectively, and are presented under Computer equipment in the table above.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of October 1, 2012	$1,741,786
Goodwill resulting from an immaterial acquisition(1)	80,193
Other	(3,645)

As of September 30, 2013	1,818,334
Goodwill resulting from immaterial acquisitions(2)	100,935
Other(1)	5,956

As of September 30, 2014	$1,925,225

(1)	Mainly relates to the acquisition of Actix. In allocating the total purchase price of Actix based on estimated fair values, the Company recorded $84,261 of goodwill, $22,900 of core technology to be amortized over approximately four years, $21,400 of customer relationships to be amortized over approximately four years and $2,000 of other intangible assets to be amortized over approximately four years.
(2)	Mainly relates to the acquisition of Celcite. In allocating the total preliminary purchase price of Celcite based on estimated fair values, the Company recorded $78,142 of goodwill, $46,432 of customer relationships to be amortized over approximately four years, $22,372 of core technology to be amortized over approximately three years and $1,781 of other intangible assets to be amortized over approximately three years.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2014, 2013 or 2012.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Estimated Useful Life (in years)	Gross	Accumulated Amortization	Net
September 30, 2014
Core technology	3-8	$434,669	$(367,609)	$67,060
Customer relationships	4-15	398,519	(297,791)	100,728
Intellectual property rights and purchased computer software	—	51,996	(51,996)	—
Other	1-10	31,666	(18,227)	13,439

Total		$916,850	$(735,623)	$181,227

September 30, 2013
Core technology	4-8	$408,256	$(344,251)	$64,005
Customer relationships	4-15	346,707	(267,252)	79,455
Intellectual property rights and purchased computer software	—	51,996	(51,996)	—
Other	5-10	25,282	(14,716)	10,566

Total		$832,241	$(678,215)	$154,026

The following table presents the amortization expense of the Company’s definite-lived purchased intangible assets, included in each financial statement caption reported in the consolidated statements of income:

	Year Ended September 30,
	2014	2013	2012
Cost of service	$1,609	$1,609	$1,609
Amortization of definite-lived purchased intangible assets	55,799	34,543	50,535

Total	$57,408	$36,152	$52,144

The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2014 is as follows:

Amount
Fiscal year:
2015	$56,318
2016	50,479
2017	38,405
2018	19,442
2019	10,076
Thereafter	6,507

Total	$181,227

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 10 — Other Noncurrent Assets

Other noncurrent assets consist of the following:

	As of September 30,
	2014	2013
Funded employee benefit costs(1)	$172,906	$165,899
Deferred costs(2)	16,674	38,281
Prepaid expense	13,291	7,346
Long term accounts receivable-unbilled	5,571	4,917
Other	58,179	62,726

	$266,621	$279,169

(1)	Primarily funding for severance pay liability in accordance with Israeli law. Please see Note 18 to the consolidated financial statements.
(2)	Please see Note 2 (revenue recognition) to the consolidated financial statements.

Note 11 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2014	2013	2012
Current	$73,938	$50,553	$55,010
Deferred	(6,510)	12,485	(4,857)

	$67,428	$63,038	$50,153

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

During fiscal 2014 and 2013, the Company recognized $4,179 and $14,671, respectively, of deferred income tax expense as a result of enacted changes in tax laws or rates. The Company’s deferred income tax expense as a result of enacted changes in tax laws or rates was immaterial in fiscal 2012.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2014	2013
Deferred tax assets:
Deferred revenue	$49,624	$50,623
Employee compensation and benefits	72,832	75,356
Intangible assets, computer software and intellectual property	11,481	11,518
Tax credits, net capital and operating loss carryforwards	163,913	166,639
Other	47,301	40,754

Total deferred tax assets	345,151	344,890
Valuation allowances	(128,207)	(127,202)

Total deferred tax assets, net	216,944	217,688

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

	As of September 30,
	2014	2013
Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(56,868)	(53,095)
Intangible assets, computer software and intellectual property	(113,920)	(109,354)
Other	(24,262)	(34,990)

Total deferred tax liabilities	(195,050)	(197,439)

Net deferred tax assets	$21,894	$20,249

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2014	2013	2012
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	14	13	11

Effective income tax rate	14%	13%	11%

(1)	In fiscal 2014, foreign taxes included a benefit of $18,709 attributable to the expiration during fiscal 2014 of statutes of limitations related to unrecognized tax benefits accumulated over several years in certain jurisdictions, as well as a benefit of $14,557 as a result of a tax position, which was settled during fiscal 2014. In fiscal 2013, foreign taxes included a benefit of $29,786 attributable to the expiration during fiscal 2013 of statutes of limitations related to unrecognized tax benefits accumulated over several years in certain jurisdictions.

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

During fiscal 2014, the net increase in valuation allowances was $1,005, which related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2014, the Company had tax credits, net capital and operating loss carryforwards of $541,666, of which $133,345 have expiration dates through 2034, and the remainder do not expire.

During fiscal 2013, the net increase in valuation allowances was $10,191, which related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2013, the Company had tax credits, net capital and operating loss carryforwards of $527,574, of which $153,563 have expiration dates through 2033, and the remainder do not expire.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2014	2013	2012
Balance at beginning of fiscal year	$130,371	$133,874	$132,861
Additions based on tax positions related to the current year	22,821	19,527	20,183
Additions for tax positions of prior years	4,016	10,750	4,918
Reductions for tax positions of prior years	—	—	(5,527)
Settlements with tax authorities	(14,557)	(3,994)	(3,290)
Lapse of statute of limitations	(18,709)	(29,786)	(15,271)

Balance at end of fiscal year	$123,942	$130,371	$133,874

The total amount of unrecognized tax benefits, which includes interest and penalties, was $123,942 as of September 30, 2014, and $130,371 as of September 30, 2013, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2014, the Company had accrued $20,855 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $1,729 was recognized in the statements of income in fiscal 2014. As of September 30, 2013, the Company had accrued $19,126 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $422 was recognized in the statements of income in fiscal 2013.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2014, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

It is reasonably possible that the amount of unrecognized tax benefits may decrease by $3,675 during fiscal 2015 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

Note 12 — Repurchase of Shares

From time to time, the Company’s Board of Directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On November 6, 2012, the Company’s Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $500,000 of its outstanding ordinary shares with no expiration date. On April 30, 2014, the Company’s Board of Directors adopted another share repurchase plan authorizing the repurchase of up to $750,000 of its outstanding ordinary shares with no expiration date. In August 2014, the Company completed the repurchase of the remaining authorized amount under the November 2012 share repurchase plan and began executing repurchases under the April 2014 plan. In fiscal 2014, the Company repurchased approximately 8,425 ordinary shares at an average price of $44.14 per share (excluding broker and transaction fees). As of September 30, 2014, the Company had remaining authority to repurchase up to $713,979 of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate.

Note 13 — Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on the Company’s credit ratings. As of September 30, 2014, the Company was in compliance with the financial covenants under the revolving credit facility. In September 2014, the Company borrowed an aggregate of $210,000 under the facility and repaid it in October 2014. In September 2013, the Company borrowed an aggregate of $200,000 under the facility and repaid it in October 2013.

As of September 30, 2014, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $75,431. These were supported by a combination of the uncommitted lines of credit and restricted cash balances that the Company maintains with various banks.

Note 14 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2014	2013
Project-related provisions	$118,536	$85,039
Dividend payable(1)	24,291	20,812
Derivative instruments(2)	15,422	14,312
Acquisition-related liabilities(3)	15,397	—
Other	248,645	202,376

	$422,291	$322,539

(1)	The amounts payable as a result of the July 29, 2014 and the July 31, 2013 dividend declarations. Please see Note 20 to the consolidated financial statements.
(2)	Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments. Please see Note 6 to the consolidated financial statements.
(3)	Classified as a Level 3 liability. Please see Note 4 to the consolidated financial statements.

Note 15 — Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following:

	As of September 30,
	2014	2013
Accrued employees costs(1)	$217,705	$210,335
Noncurrent deferred revenue	18,189	22,641
Accrued pension liability(2)	14,017	16,189
Other	27,649	11,644

	$277,560	$260,809

(1)	Primarily severance pay liability in accordance with Israeli law. Please see Note 18 to the consolidated financial statements.
(2)	Primarily relates to funded status of non-contributory defined benefit plans. Please see Note 18 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 16 — Interest and other expense, net

Interest and other expense, net, consists of the following:

	Year Ended September 30,
	2014	2013	2012
Interest income	$(4,075)	$(4,915)	$(5,478)
Interest expense	3,483	3,557	3,175
Foreign exchange loss	3,447	4,279	7,378
Gain on sale of investments(1)	—	—	(9,172)
Other, net	3,243	3,154	5,045

	$6,098	$6,075	$948

(1)	Includes primarily a gain of $6,270 on the sale of the remaining minority interest in Longshine Information Technology Company Ltd.

Note 17 — Contingencies and Commitments

Commitments

The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments based on the Company’s contractual obligations as of September 30, 2014 are as follows:

For the year ended September 30,
2015	$66,488
2016	50,687
2017	42,728
2018	37,904
2019	31,184
Thereafter	36,534

$265,525

Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $1,970, $1,087, $306, $317 and $219 for the years ended September 30, 2015, 2016, 2017, 2018 and 2019, respectively.

Rent expense net of sublease income was approximately $45,032, $45,610 and $41,488 for fiscal 2014, 2013 and 2012, respectively.

Legal Proceedings

The Company is involved in various legal proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

The Company generally offers its products with a limited warranty for a period of 90 days or more. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal 2014, 2013 and 2012.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

Note 18 — Employee Benefits

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included as accrued employee costs in other noncurrent liabilities, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. These accrued severance expenses were $27,490, $22,326 and $24,611 for fiscal 2014, 2013 and 2012, respectively.

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal 2014, 2013 and 2012 under such plans were not material compared to total operating expenses.

The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for certain employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees, discount rate, inflation and expected health care costs. The fair value of the employee benefit plans’ assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experienced gains and losses. The Company recognized the funded status of such plans in the balance sheet (see Note 15). The pension and other benefits costs related to the non-contributory defined benefit plans were immaterial in fiscal 2014, 2013 and 2012.

Note 19 — Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. The purpose of the Equity Incentive Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. The maximum number of ordinary shares currently authorized to be granted under the Equity Incentive Plan is 62,300. Awards granted under the Equity Incentive Plan generally vest over a period of four years and stock options have a term of ten years.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the fiscal year ended September 30, 2014:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2013	12,138	$30.38
Granted	2,410	41.98
Exercised	(4,395)	29.15
Forfeited	(590)	32.70

Outstanding as of September 30, 2014(1)	9,563	$33.72

Exercisable as of September 30, 2014(1)	3,182	$30.35

(1)	As of September 30, 2014, the weighted average remaining contractual life of outstanding and exercisable options was 7.21 and 5.19 years, respectively.

The following table summarizes information relating to awards of restricted shares, as well as changes during the fiscal year ended September 30, 2014:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2013	1,795	$31.61
Granted	828	41.92
Vested	(642)	31.47
Forfeited	(95)	33.51

Outstanding as of September 30, 2014	1,886	$36.09

The total intrinsic value of options exercised during fiscal 2014, 2013 and 2012 was $62,640, $44,604 and $22,929, respectively.

The value of restricted shares vested during fiscal 2014, 2013 and 2012 was $26,737, $20,891 and $15,594, respectively.

The following table summarizes information about stock options outstanding as of September 30, 2014:

Outstanding				Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.88 — 26.68	826	4.86	$23.63	462	$21.31
26.85 — 28.66	1,366	6.77	28.57	584	28.58
28.75 — 32.97	2,198	6.17	29.94	1,152	30.46
32.99 — 35.69	2,340	7.20	34.82	778	34.91
35.70 — 40.46	1,451	8.43	38.55	206	37.79
41.24 — 48.12	1,382	9.46	43.92	—	—

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2014 was $116,430 and $49,423, respectively.

Employee equity-based compensation pre-tax expense for the years ended September 30, 2014, 2013 and 2012 was as follows:

	Year Ended September 30,
	2014	2013	2012
Cost of service	$17,496	$18,284	$22,641
Research and development	3,599	3,805	4,320
Selling, general and administrative	23,483	18,251	16,468

Total	$44,578	$40,340	$43,429

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for fiscal 2014, 2013 and 2012 was $5,295, $4,150 and $6,254, respectively.

As of September 30, 2014, there was $41,465 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method, which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2014	2013	2012
Risk-free interest rate(1)	1.30%	0.74%	0.70%
Expected life of stock options(2)	4.50	4.50	4.50
Expected volatility(3)	17.3%	22.7%	28.5%
Expected dividend yield(4)	1.45%	1.48%	0.02%
Fair value per option	$5.56	$5.74	$7.18

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on blended volatility. Please see Note 2 to the consolidated financial statements.
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Note 20 — Dividends

The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2014, 2013 and 2012:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
July 29, 2014	$0.155	September 30, 2014	$24,291	October 17, 2014
April 30, 2014	$0.155	June 30, 2014	$24,576	July 18, 2014
January 29, 2014	$0.155	March 31, 2014	$24,799	April 17, 2014
November 5, 2013	$0.130	December 31, 2013	$20,752	January 17, 2014

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
July 31, 2013	$0.130	September 30, 2013	$20,812	October 18, 2013
April 30, 2013	$0.130	June 28, 2013	$20,929	July 19, 2013
January 30, 2013	$0.130	March 28, 2013	$20,927	April 19, 2013
November 6, 2012	$0.130	December 31, 2012	$21,032	January 18, 2013
August 1, 2012	$0.130	September 28, 2012	$21,120	October 19, 2012

The amount payable as a result of the July 29, 2014 declaration was included in accrued expenses and other current liabilities as of September 30, 2014.

On November 4, 2014, the Company’s Board of Directors approved the next quarterly dividend payment, at the rate of $0.155 per share, and set December 31, 2014 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 16, 2015.

On November 4, 2014, the Company’s Board of Directors also approved, subject to shareholder approval at the January 2015 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.17 per share, anticipated to be paid in April 2015.

Note 21 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2014	2013	2012
Numerator:
Numerator for basic and diluted earnings per share	$422,122	$412,439	$391,371

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	159,012	161,330	168,275
Effect of assumed conversion of 0.50% convertible notes	20	24	24
Effect of dilutive stock options granted	2,334	1,764	1,138

Denominator for dilutive earnings per share — adjusted weighted average shares and assumed conversions	161,366	163,118	169,437

Basic earnings per share	$2.65	$2.56	$2.33

Diluted earnings per share	$2.62	$2.53	$2.31

The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

For the fiscal years ended September 30, 2014, 2013 and 2012, 1,064, 3,005 and 12,313 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

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

	Year Ended September 30,
	2014	2013	2012
Revenue
North America (mainly United States)	$2,589,613	$2,423,067	$2,266,110
Europe	450,669	398,400	441,731
Rest of the world	523,355	524,387	539,062

Total	$3,563,637	$3,345,854	$3,246,903

	As of September 30,
	2014	2013	2012
Long-lived Assets(1)
Europe	$88,218	$78,501	$65,746
North America (mainly United States)	77,273	72,855	83,645
Rest of the world:
Israel	56,289	56,683	51,086
India	27,479	25,036	29,401
Others	39,697	42,469	48,029

Total	$288,956	$275,544	$277,907

(1)	Equipment and leasehold improvements.

Revenue and Customer Information

Customer experience solutions include the following offerings: revenue management, customer management, operational support systems (OSS), network control and optimization, digital lifestyle services, big data analytics and machine-to-machine (M2M) solutions. Customer experience solutions also include a comprehensive line of services such as consulting, systems integration and transformation, project delivery, testing, order-to-activation value process operation (VPO), managed services and product support, system implementation, integration, modification, consolidation, modernization, ongoing support, enhancement and maintenance. Directory includes comprehensive set of products and services for local marketing service providers and search and directory publishers.

	Year Ended September 30,
	2014	2013	2012
Customer experience solutions	$3,435,478	$3,185,637	$3,066,170
Directory	128,159	160,217	180,733

Total	$3,563,637	$3,345,854	$3,246,903

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Sales to Significant Customers

The following table summarizes the percentage of sales to significant customer groups (when they amount to at least 10 percent of total revenue for the year).

	Year Ended September 30,
	2014	2013	2012
Customer 1	33%	28%	26%
Customer 2	*	*	10

*	Represents an amount of less than 10%.

Note 23 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2014
Revenue	$900,261	$902,477	$896,854	$864,045
Operating income	126,107	125,003	123,848	120,690
Net income	100,503	109,827	110,357	101,435
Basic earnings per share	0.64	0.69	0.69	0.64
Diluted earnings per share	0.63	0.68	0.68	0.63
2013
Revenue	$845,225	$841,332	$832,938	$826,359
Operating income	122,876	123,164	122,855	112,657
Net income	88,954	119,558	104,912	99,015
Basic earnings per share	0.55	0.74	0.65	0.61
Diluted earnings per share	0.54	0.73	0.64	0.61

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Accounts Receivable Allowances	Valuation Allowances on Net Deferred Tax Assets
Balance as of October 1, 2011	$15,566	$137,836
Charged to costs and expenses	4,498	23,708	(1)
Charged to other accounts	1,659 (2)	—
Deductions	(5,159)	(44,533	)(3)

Balance as of September 30, 2012	16,564	117,011
Charged to costs and expenses	5,851	23,199	(4)
Charged to other accounts	1,176 (6)	2,552	(5)
Deductions	(3,256)	(15,560	)(7)

Balance as of September 30, 2013	20,335	127,202
Charged to costs and expenses	6,100	12,725	(8)
Charged to other accounts	12,754	4,418	(9)
Deductions	(2,791)	(16,138	)(10)

Balance as of September 30, 2014	$36,398	$128,207

(1)	Valuation allowances recorded on deferred tax assets during fiscal 2012.

(2)	$640 was related to an immaterial acquisition in fiscal 2011 and was charged to other accounts during fiscal 2012.

(3)	$38,268 of valuation allowances on deferred tax assets were written off against the related deferred tax assets which expired unused, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(4)	Valuation allowances recorded on deferred tax assets during fiscal 2013.

(5)	Valuation allowances on deferred tax assets recorded in connection with an immaterial acquisition in fiscal 2013.

(6)	$109 was related to an immaterial acquisition in fiscal 2013 and was charged to other accounts during fiscal 2013.

(7)	$7,707 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released primarily to earnings.

(8)	Valuation allowances recorded on deferred tax assets during fiscal 2014.

(9)	Includes mainly valuation allowances on deferred tax assets incurred in connection with an immaterial acquisition in fiscal 2014.

(10)	$9,641 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.