Form 20-F
period 2015-09-30
AMDOCS LTD
filed 2015-12-10
CIK 1062579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2015

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

Matthew E. Smith

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

Ordinary Shares, par value £0.01	151,150,169(1)
(Title of class)	(Number of shares)

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

(1)	Net of 116,626,752 shares held in treasury. Does not include (a) 8,966,750 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our stock option plan or by companies we have acquired, and (b) 13,839 ordinary shares reserved for issuance upon conversion of outstanding convertible debt securities.

AMDOCS LIMITED

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2015

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products, refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2015 as “fiscal 2015.”

We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including Amdocs™, CES™ and The New World of Customer Experience™, among others.

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

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; the loss of a significant customer; consolidation within the industries in which our customers operate; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these and other important factors, please read the information set forth below under the caption “Risk Factors.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2015 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2015	2014	2013	2012	2011
	(In thousands, except share data)
Statement of Operations Data:
Revenue	$3,643,538	$3,563,637	$3,345,854	$3,246,903	$3,177,728
Operating income	515,948	495,648	481,552	442,472	404,364
Net income	446,163	422,122	412,439	391,371	346,665
Basic earnings per share	2.89	2.65	2.56	2.33	1.87
Diluted earnings per share	2.85	2.62	2.53	2.31	1.86
Dividends declared per share(1)	0.665	0.595	0.520	0.130	—

	2015	2014	2013	2012	2011
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$1,354,012	$1,424,465	$1,326,380	$1,118,177	$1,173,470
Total assets	5,324,652	5,185,277	4,925,813	4,645,223	4,636,572
Long-term obligations
Convertible senior notes(2)	571	603	1,020	1,020	1,020
Shareholders’ equity	3,406,842	3,395,836	3,274,783	3,033,202	3,023,301

(1)	In the fourth quarter of fiscal 2012, we instituted a discretionary quarterly cash dividend program in the amount of $0.13 per share, with the first payment in the first quarter of fiscal 2013. In January 2014 and January 2015, our shareholders approved increases in the rate of the quarterly cash dividend to $0.155 per share and $0.17 per share, respectively. In November 2015, our Board of Directors approved, subject to shareholder approval at the February 2016 annual general meeting of shareholders, an increase in the rate of the quarterly cash dividend to $0.195 per share, with the first payment anticipated to be paid in April 2016.
(2)	During fiscal 2014, we purchased for cash $0.4 million aggregate principal amount of our convertible notes due 2024. Pursuant to the indenture governing the notes, the notes became convertible into our ordinary shares, at the holder’s option, beginning on July 1, 2015. As of September 30, 2015, $0.6 million principal amount of the notes remained outstanding, and we had issued an aggregate of 774 ordinary shares upon the conversion of notes.

	Ordinary Shares		Additional Paid-In Capital	Treasury Stock
	Shares	Amount
	(In thousands)
Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2012	162,454	$4,077	$2,625,250	$(2,418,010)
Employee stock options exercised	7,243	112	213,308	—
Repurchase of shares(1)	(10,370)	—	—	(367,061)
Issuance of restricted stock, net of forfeitures	735	10	—	—
Equity-based compensation expense related to employees	—	—	40,340	—

Balance as of September 30, 2013	160,062	$4,199	$2,878,898	$(2,785,071)

Employee stock options exercised	4,395	73	128,063	—
Repurchase of shares(1)	(8,425)	—	—	(372,014)
Tax benefit from equity-based awards	—	—	3,241	—
Issuance of restricted stock, net of forfeitures	672	12	—	—
Equity-based compensation expense related to employees	—	—	44,578	—

Balance as of September 30, 2014	156,704	$4,284	$3,054,780	$(3,157,085)

Employee stock options exercised	2,540	39	78,543	—
Repurchase of shares(1)	(8,596)	—	—	(454,020)
Tax benefit from equity-based awards	—	—	4,690	—
Issuance of restricted stock, net of forfeitures	502	8	—	—
Equity-based compensation expense related to employees	—	—	44,560	—

Balance as of September 30, 2015	151,150	$4,331	$3,182,573	$(3,611,105)

(1)	From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. In April 2014, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares. This authorization has no expiration date and permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In fiscal 2015, we repurchased 8.6 million of our ordinary shares at an average price of $52.80 per share (excluding broker and transaction fees). As of September 30, 2015, we had remaining authority to repurchase up to $260.1 million of our outstanding ordinary shares under the plan.

Risk Factors

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

We provide software and services primarily to service providers in the communications industry, and our business is therefore highly dependent upon conditions in that industry. Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice, video and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. Industry consolidation involving our customers may place us at risk of losing business to the incumbent provider to one of the parties to the consolidation or to new competitors. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Continuing uncertainty as to the pace of economic recovery following such economic downturns may have adverse consequences for our customers and our business.

Downturns in the business climate for communications companies have in the past resulted in slower customer buying decisions and price pressures that adversely affected our ability to generate revenue. Adverse market conditions may have a negative impact on our business by decreasing our new customer engagements and the size of initial spending commitments under those engagements, as well as decreasing the level of demand and expenditures by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions arise in the future, our business may be harmed.

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

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services and to introduce new products, services and features to meet the requirements of our customers in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our customer experience solutions. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products and services may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers could harm our results of operations.

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 34% of our revenue in fiscal 2015 and 33% in fiscal 2014. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 72% of our revenue in fiscal 2015 and 73% in fiscal 2014. The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

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

We seek to acquire companies or technologies, which could disrupt our ongoing business, divert the attention of our management and employees and adversely affect our results of operations.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and the network control and optimization domains. In the future, we intend to continue to pursue acquisitions of other companies, products, services and technologies that we believe will advance our business strategy. We may not be able to identify suitable future acquisition candidates, consummate acquisitions on favorable terms or complete otherwise favorable acquisitions because of antitrust, regulatory or other concerns.

We cannot assure you that the acquisitions we have completed, or any future acquisitions that we may make, will enhance our products and services or strengthen our competitive position. We also cannot assure you that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. In some instances, we may need to depend on the seller of an acquired business to provide us with certain transition services in order to meet the needs of our customers. Any failure to recognize significant defects in the internal control policies of acquired companies or properly integrate and retain personnel, and any interruptions of transition services, may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

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

As a result of our entry into new domains, we now compete for high quality employees in those domains’ limited and competitive talent market. In addition, cost containment measures effected in recent years, such as the relocation of projects to lower-costs countries, may lead to greater employee attrition and increase the cost of retaining our most skilled employees. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including in connection with unionization efforts, could disrupt our business and operations and harm our financial condition.

In addition, a national union and a group of our employees have attempted to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel. While these efforts have not resulted in either group being recognized as a representative union, we expect such efforts to continue. In the event an organization is recognized as a representative union for our employees in Israel, we would be required to enter into negotiations to implement a collective bargaining agreement. We are unable to predict whether, and to what extent, efforts to unionize our employees in Israel or elsewhere would have an adverse effect on our business, operations or financial condition.

Our success will also depend upon the continued active participation of a relatively small group of senior management personnel. The loss of the services of all or some of these executives could harm our operations and impair our efforts to expand our business.

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

Generally, our revenue relating to software licenses that require significant customization, modification, implementation and integration is recognized as work is performed, using the percentage of completion method of accounting. Given our reliance on a limited number of significant customers, our quarterly results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

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

Acquisitions, organic growth and absorption of significant numbers of customers’ employees in connection with managed services projects have, from time to time, increased our headcount. Our total workforce, which includes employees and consultants, has increased from 19,455 at the end of fiscal 2010 to 24,950 as of September 30, 2015. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, which we may have difficulties doing successfully.

Volatility and turmoil in the world’s capital markets may adversely affect our investment portfolio and other financial assets.

Our cash, cash equivalents and short-term interest-bearing investments totaled $1,134 million, net of short-term debt, as of September 30, 2015. Our policy is to retain sufficient cash balances in order to support our growth. Our short-term investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.

Declines in the financial condition of banks or other global financial institutions may adversely affect our normal financial operations.

We may be exposed to the credit risk of customers that have been adversely affected by weakened markets.

We typically sell our software and related services as part of long-term projects and arrangements. During the life of a project or arrangement, a customer’s budgeting constraints or other financial difficulties can impact the scope of such project or arrangement as well as the customer’s requirements and ability to make payments or comply with other obligations with respect to such project or arrangement. In addition, adverse general business conditions may degrade the creditworthiness of our customers over time, and we can be adversely affected by bankruptcies or other business failures.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide.

We are affected by risks associated with conducting business internationally. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States, and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America, we obtain significant revenue from customers in Europe, the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer bases and to continue to expand into international markets, including emerging markets, such as those in Latin America, Russia and other members of the Commonwealth of Independent States, India and Southeast Asia. Conducting business internationally exposes us to certain risks inherent in doing business in numerous markets, including:

•	lack of acceptance of non-localized products or services,

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions, including those applicable to employees and the terms of employment,

•	difficulties in staffing and managing foreign operations,

•	longer payment cycles,

•	difficulties in collecting accounts receivable, converting local currencies or withholding taxes,

•	capital restrictions that limit the repatriation of earnings,

•	trade barriers,

•	challenges in complying with complex foreign and U.S. laws and regulations, including communication, trade sanctions, export controls, and privacy regulations,

•	immigration regulations that limit our ability to deploy our employees,

•	political instability and threats of terrorism,

•	currency exchange rate fluctuations,

•	foreign ownership restrictions,

•	regulations on the transfer of funds to and from foreign countries,

•	the lack of well-established or reliable legal systems in some countries, and

•	variations in effective income tax rates and tax policies among countries where we conduct business.

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

Although we have operations throughout the world, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. As we conduct business internationally, fluctuations in exchange rates between the dollar and the currencies not denominated in, or linked to, the U.S. dollar in which revenues are earned or costs are incurred may have a material adverse effect on our results of operations and financial condition. From time to time, we may experience increases in the costs of our operations outside the United States, as expressed in dollars, as well as decreases in revenue not denominated in, or linked to, the U.S. dollars, each of which could have a material adverse effect on our results of operations and financial condition.

For example, during the height of the financial crisis in fiscal 2008, we recognized higher than usual foreign exchange losses under interest and other expense, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with the global economic turbulence. Although our foreign exchange losses have been less significant since then as a result of enhanced hedging strategies, we believe that foreign exchange rates may continue to present challenges in future periods, particularly in light of recent significant increases in volatility in foreign exchange markets.

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

The imposition of exchange or price controls, devaluation policies, restrictions on withdrawal of foreign exchange, other restrictions on the conversion of foreign currencies or foreign government initiatives to manage local economic conditions, including changes to or cessation of any such initiatives, could also have a material adverse effect on our business, results of operations and financial condition.

Political and economic conditions in the Middle East and other countries may adversely affect our business.

Of the development centers we maintain worldwide, two of our largest development centers are located in Israel and India. In Israel, the centers are located in several different sites, and approximately 20% of our software and information technology, sales and marketing workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We maintain contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to several of our other sites both within and outside of Israel. Implementation of these plans could disrupt our operations and cause us to incur significant additional expenditures, which could adversely affect our business and results of operations.

Conflicts in North Africa and the Middle East, including in Egypt and Syria which border Israel, have resulted in continued political uncertainty and violence in the region. Relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. In addition, efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. Further deterioration of relations with the Palestinian Authority or other countries in the Middle East might require increased military reserve service by some of our workforce, which may have a material adverse effect on our business.

In recent years, we have expanded our operations internationally, particularly in India, Southeast Asia and Latin America. Conducting business in these and other countries involves unique challenges, including political instability, threats of terrorism, the transparency, consistency and effectiveness of business regulation, business corruption, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations. We have development and other facilities at multiple locations in India, and approximately 40% of our software and information technology, sales and marketing workforce is located in India. Terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region.

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

Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of software components that we license from third parties, including our employees and contractors. As a developer of complex software systems, third parties may claim that portions of our systems violate their intellectual property rights.

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

Our systems are an integral part of our customers’ business operations. The continued and uninterrupted performance of these systems for our customers is critical to our success. Customers may become dissatisfied by any system failure that interrupts our ability to provide services to them.

Our ability to serve our customers depends on our ability to protect our systems and infrastructure against damage from fire, power loss, water damage, telecommunications failure, earthquake, severe weather condition, terrorism attack, vandalism and other similar unexpected adverse events. Although we maintain insurance that we believe is appropriate for our business and industry, such coverage may not be sufficient to compensate for any significant losses that may occur as a result of any of these events. In addition, we have experienced systems outages and service interruptions in the past, none of which has had a material adverse effect on us. However, a prolonged system-wide outage or frequent outages could cause harm to our customers and to our reputation and reduce the attractiveness of our services significantly, which could result in decreased demand for our products and services and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.

If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data or our IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable and our business may be harmed.

Our products and services, including our cloud offerings, store, retrieve, manipulate and manage our customers’ information and data, as well as our own data. We have a reputation for secure and reliable product offerings and related services and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external data that we manage. Despite our efforts to implement network security measures, we cannot guarantee that our systems are fully protected from vulnerabilities related to IT-related viruses, worms and other malicious software programs, attacks, break-ins and similar disruptions from unauthorized tampering by computer hackers and others. In addition, security measures in our products and services may be penetrated or bypassed by computer hackers and others who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks or systems. This is also true for third party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner or employee error or malfeasance and third parties may attempt to fraudulently induce customers, partners, employees or suppliers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information, of us, our partners or our customers.

If a cyber-attack or other security incident were to result in unauthorized access to or modification and/or exfiltration of our customers’ data, other external data or our own data or our IT systems or if the services we provide to our customers were disrupted, customers could lose confidence in the security and reliability of our products and services, including our cloud offerings, and perceive them not to be secure. This in turn could lead to fewer customers using our products and services and result in reduced revenue and earnings. The costs we would incur to address and fix these security incidents would increase our expenses. These risks will increase as we continue to grow our cloud and network offerings and store and process increasingly large amounts of data, including personal information and our customers’ confidential information and data and other external data, and host or manage parts of our customers’ businesses in cloud-based IT environments. In addition, we have acquired certain companies, products, services and technologies over the years and have partnered with other companies for certain of our offerings. While we make significant efforts to address any IT security issues with respect to our acquired companies and partners, we may still inherit such risks when we integrate these companies, products, services and technologies or work with our partners.

Any of the events described above could cause our customers to make claims against us for damages allegedly resulting from a security breach or service disruption, and security incidents could also lead to regulatory investigations and claims, all of which could increase our legal liability.

Changes in the tax policies and regulations imposed by the jurisdictions in which we operate, the termination or reduction of certain government programs and tax benefits, or challenges by tax authorities of our tax positions could adversely affect our overall effective tax rate.

There can be no assurance that our effective tax rate of 13.1% for the year ended September 30, 2015 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate.

We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. For example, through a subsidiary, we operate development centers and a business processing operations center in India. In 2015, the effective corporate tax rate applicable in India on trading activities was 34.6%. Our subsidiary in India operates under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, these activities are entitled to considerable corporate income tax reductions for our eligible income, which reduce the current applicable effective tax rate (cash basis) to 20.0%. Such favorable tax treatment is applied on eligible profits from export of services derived from such pre-approved information technology activity, provided the subsidiary continues to meet the conditions required for such tax benefits. These benefits are scheduled to phase out over 15 years from the commencement of operations of the respective units within our Indian subsidiary. Proposed changes in Indian tax law may reduce or eliminate the availability of these beneficial tax rates. Please see “Item 10 — Additional Information — Taxation — Certain Indian Tax Considerations” for more information.

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

There is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. For example, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package will require amendments to the domestic tax legislation of various jurisdictions. Although we monitor these developments, it is very difficult to assess to what extent these changes may be implemented in the jurisdictions in which we conduct our business or may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. As these and other tax laws and related regulations change, our financial results could be harmed.

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

Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in Canada, Cyprus, Hungary, India, Ireland, Israel, Switzerland, the United Kingdom and the United States. Please see Exhibit 8 to this Annual Report on Form 20-F for a listing of our significant subsidiaries.

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and the network control and optimization domains. In 2013, we acquired Actix Ltd., a provider of mobile network optimization solutions, and in 2014 we acquired substantially all of the assets of Celcite Management Solutions LLC, a provider of network management and self-optimizing network solutions. In July 2015, we acquired a substantial majority of the business support systems (BSS) assets of Comverse, Inc., which geographically complemented our market focus by expanding and diversifying our global customer base, particularly in Asia Pacific, Latin America and Europe.

As the result of our organic growth and acquisitions, our software and information technology, sales and marketing workforce has increased over the last three years from 19,315 as of the end of fiscal 2013 to 23,404 as of the end of fiscal 2015. In the past, our workforce has fluctuated with changes in business conditions.

Our principal capital expenditures for fiscal 2015, 2014 and 2013 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $107.3 million, $94.1 million and $87.7 million, respectively. Any future expansion of our managed services activity could result in additional capital expenditures. We anticipate our capital expenditures in fiscal 2016 will be financed internally and will consist of, among other things, additional computer equipment.

Business Overview

Amdocs is a leading provider of software and services for communications, entertainment and media industry service providers in developed countries and emerging markets. These service providers include some of the largest telecommunications companies in the world, including AT&T, Bell Canada, Deutsche Telekom, Singtel, Sprint, Telefonica and Vodafone, as well as cable and satellite providers, including Cablevision, Comcast and DIRECTV and directory publishers and other providers of media services.

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and network operations to enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data, support new business models and generally enhance their understanding of their customers. We refer to these products, systems and services collectively as customer experience solutions because of the crucial impact they have on the service providers’ end-user experience.

We believe the demand for our customer experience solutions is driven by the desire of service providers to help their consumer and business customers navigate the increasing number of devices, services and plans available in today’s communications world and the need of service providers to cope with the rapidly growing demand for data that these new devices and services have created. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal and valuable at every point of interaction. We refer to this need to deliver such experiences as The New World of Customer Experience™.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States, and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region.

Industry Background

We believe that service providers will maintain a strong focus on cost reduction and efficient operations, and that the trend towards consolidation within the industry will continue. The smartphone and associated communications and entertainment applications, or apps, other connected devices such as tablets, e-readers, wearables, and improvements in the Internet of Things (IoT) and machine-to-machine (M2M) technologies continue to drive unprecedented growth in data demand. In response to the demand for increased bandwidth, service providers are investing in their networks and searching for ways to provide new services, improve their business agility and optimize and monetize their investments in such services.

In recent years, non-traditional service providers and device manufacturers have penetrated the wireless market and are now competing for customer attention in the television market as well. Additionally, social networks such as Facebook and Twitter, alongside over-the-top players such as Skype, Viber and WhatsApp, have become widely-accepted alternatives to traditional voice communications. To meet the challenges from new competitors, service providers are moving towards a model of bundled services, with wireline operators, for example, offering Internet Protocol TV services together with the convergence of fixed-mobile networks. Service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide IoT/M2M services to new vertical market segments, such as the home, health and automotive industries.

To capture new revenue streams, service providers are expanding within existing and non-traditional business models and deploying new network technologies. We believe service providers will place an emphasis on network virtualization and on modernization and transformation projects for their networks and operational and business support systems as they look for innovative ways to improve operations.

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

•

Software Products. Our Amdocs CES portfolio of pre-integrated software products is designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost and reduced-risk implementations. In fiscal 2014, we released Amdocs CES 9.1, which introduced solutions that span BSS, OSS and network operations to enable service providers to interact with customers via social media channels, cost-effectively enter and serve the small- to medium-sized business markets, provide solutions for quad-play offerings, wearable devices and connected cars and homes, and better manage the customer experience from the device to the network. We also expanded our offerings in the network software domain to include solutions for intelligent Wi-Fi offloading, automated long-term evolution (LTE) and small cell planning and project management and geo-located network insight for improved rollout of next-generation networks. Released in the first quarter of fiscal 2015, Amdocs CES 9.2 enables service providers to centralize product and service data from Amdocs and third parties and eliminates the operational barriers between business needs and information technology implementation, allowing for new market-driven modes of business and significantly reduced service design and implementation times for accelerated time to market. Amdocs CES 9.2 enables service providers to close the loop from the customer to the network using insights derived from big data analytics that are delivered in real time from a variety of data sources, including the network and BSS suite. Amdocs CES 9.3, which was released in the third quarter of fiscal 2015, introduced new functionality for online commerce, interactive bills, big data marketing, care and network analytics, as well as cross-portfolio enhancements to improve system performance. In the first quarter of fiscal 2016, we released Amdocs Kenan AX 3.1 and Amdocs C1 3.7.8, based on the BSS assets we acquired from Comverse. Amdocs Kenan AX 3.1 provides ad-hoc or subscription-based enterprise-grade billing and is available for deployment on public or private cloud environments. Amdocs C1 3.7.8 optimizes the configuration of the converged billing and active customer management solution to support complete BSS convergence and online charging into existing postpaid environments.

The Amdocs CES portfolio is based on an open architecture that is intended to provide the functionality, scalability, modularity and adaptability required by service providers in their dynamic, highly competitive markets. The open architecture is based on the principles of service-oriented architecture (SOA) and business process management, which helps to ensure that our products operate together or as stand-alone applications within existing environments. Our proprietary knowledge library of more than 200 industry-specific best practice processes, and a single tool for the unified installation, maintenance and management of the entire BSS, OSS and network suite, facilitate Amdocs CES rapid time to production. We believe this flexibility enables our customers to achieve significant time-to-market advantages and reduces their dependence on technical and other personnel. Amdocs CES 9 is an end-to-end BSS, OSS and network virtualized suite, which many of our customers have deployed in virtualized and cloud environments.

•

Services. We offer a comprehensive line of services designed to address every stage of a service provider’s lifecycle, from vision creation and initial strategy through transformation and implementation to operations. Our services include strategic business consulting, systems integration and transformation, managed services and testing. Our managed services provide multi-year, flexible and tailored business processes and applications services, including application development and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems. As a prime systems integrator, we assume end-to-end responsibility to monitor, manage and deploy the overall development and integration activities of Amdocs and third-party vendors throughout the transformation lifecycle.

•

Experience. We are able to offer our customers superior products and services on a worldwide basis, in large part because of our highly qualified and trained technical, sales, marketing, consulting and management personnel. We combine deep industry knowledge and experience, advanced methodologies, industry best practices and pre-configured tools to help deliver consistent results and minimize our customers’ risks. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Based in significant part on the skills and knowledge of our workforce, we believe that we have developed a reputation for reliably delivering quality solutions.

Business Strategy

Our goal is to provide products, services and support to the world’s leading service providers as they strive to remain competitive. We seek to accomplish our goal by pursuing the strategies described below.

•

Focus on the Communications, Entertainment and Media Industry. We focus our resources and efforts primarily on providing customer experience solutions to service providers in the communications, entertainment and media industry. We consider our longstanding and continuing focus on this industry a competitive advantage. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive customer experience solutions required by the leading wireless, wireline, broadband cable and satellite companies. These strengths have enabled us to diversify our customer base and expand our offering domains and may continue to provide us with opportunities to expand within other vertical segment markets.

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

•

Continued Expansion into Emerging Markets. We seek to serve the needs of service providers operating in emerging markets. Prepaid subscriber growth remains high and average revenue per user remains relatively low in these markets in comparison to more developed markets. In order to increase subscriber revenue, service providers are beginning to focus on the customer experience as a key competitive differentiator. Our existing and prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus on the customer experience and the wide spectrum of emerging market service providers require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience solutions.

•

Provide Customers with a Broad, Deep Portfolio of Integrated Products. We seek to provide our customers with a broad, yet integrated, portfolio of products to help them deliver a customer experience that is simple, personal and valuable at every point of service. We provide customer experience solutions across the BSS, OSS and network domains and multiple lines of business, including wireline, wireless, broadband cable and satellite services. Integration of our systems is achieved through an open, service-oriented architecture, allowing our products to work well together and with third-party products. We believe that our ability to provide a broad, deep suite of products helps position us as a strategic partner for our customers and provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

•

Expand Our Managed Services Capabilities. We seek to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our mandate can extend across the service provider’s entire IT environment and encompass key business process operational needs. Our customers receive predictable service levels as well as improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems, so they can focus on their own internal strengths and grow their businesses, leaving system concerns to us. Managed services also benefit us, as they can be a source of predictable revenue and long-term relationships.

•

Develop and Maintain Long-Term Customer Relationships. We seek to develop and maintain long-term, mutually beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to our customers’ needs. We believe these relationships can lead to additional product sales, as well as ongoing, long-term support, system enhancement and maintenance and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships and the recurring revenue that such relationships produce provide a competitive advantage for us.

Products

Our product offerings consist of an extensive software portfolio that we have developed to provide comprehensive customer experience solutions functionality for service providers. Our software solutions support the full span of the customer relationship: revenue and customer management, operations support, network control, optimization and functions virtualization, digital lifestyle services, big data analytics and mobile financial services. We also provide solutions for high growth and emerging markets, as well as advertising and media solutions for media publishers, ad agencies, advertising service providers and directory publishers.

Our key product suites are:

•

Revenue and Customer Management: This portfolio of customer experience and monetization solutions enables service providers to manage the customer and business-to-business experience and provide simple and personalized interactions across all interaction channels, including contact center, retail stores, Web, mobile and social media, and all devices, including smartphones, tablets and personal computers. Our next-generation customer experience solutions, including the Amdocs Digital Care and Commerce solution, enable service providers to offer subscribers the ability to research, shop and configure services through a digital or retail channel.

•

Operational Support Systems (OSS): These products comprise our core operational support systems for fixed line, broadband, wireless and cable TV networks. The offerings facilitate network operational processes, including network planning and rollout across multiple technologies, service fulfillment and assurance, order orchestration and activation of new services.

•

Network Control: This suite of pre-integrated products manages the subscriber or device experience in real time, including controlling access to 3G, 4G, fixed and convergent networks and managing the consumption of network resources, such as bandwidth. These offerings enable service providers to create shared or tiered plans, provide access calibrated to the time of day, and monetize the growth in Wi-Fi.

•

Network Optimization: This integrated suite of software and services is designed to help service providers plan, build, launch, manage and optimize their radio access networks. Vendor and technology agnostic, this offering affords service providers the analytics and managed services capabilities needed to maximize network investments, roll out networks quickly and optimize network performance and capacity.

•

Network Functions Virtualization (NFV): These offerings comprise standards-based software solutions that enable service providers to virtualize network services and benefit from improved service agility. Our vendor-agnostic Network Cloud Service Orchestrator solution orchestrates VNFs and can support any third-party VNF, hypervisor or virtual infrastructure.

•

Digital Lifestyle Services: This suite of solutions enables service providers to offer intuitive, secure and personalized digital services. Amdocs M2M, Connected Home and Unified Communications offer service providers a reliable and scalable platform to support connected devices, a cloud-based environment to offer integrated home services, and a solution that combines social messaging services, video, VoIP and a unified address book across multiple devices.

•

Big Data Analytics: Our big data analytics offerings enable service providers to gain intimate knowledge of relevant data from multiple systems, including BSS, OSS, the network and social media. These solutions provide actionable insights for improved business and customer experience results, such as analytics to improve net promoter score and enhance network and marketing performance.

•

Mobile Financial Services: Our financial-grade offerings enable service providers and financial institutions to serve underserved customer segments by offering a variety of secure mobile financial services, such as money transfers, bill payments, mobile commerce, savings, loans, insurance, loyalty management and top-up transactions.

•

Compact CES: Amdocs Compact CES provides real-time converged billing and service delivery specifically for small- to medium-sized service providers, mobile virtual network operators (MVNOs) and mobile virtual network enablers (MVNEs) that provide services to MVNOs. This offering can be implemented on premise or in the cloud and delivers convergence in a simple and unified manner, from system setup and integration to ongoing operations, and features built-in essential business functionality, such as invoicing and provisioning, product catalog, customer care and reporting capabilities.

•

Advertising and Media Solutions: Our advertising and media offerings for media publishers, ad agencies and advertising service providers are comprised of a comprehensive set of business and operational products and services designed to enable the management of media selling, fulfillment, operations, advertiser and consumer experience and financial processes across digital and print media.

Services

We offer a broad suite of services to help service providers achieve their objectives through each stage of the business lifecycle. Our services methodology incorporates a rigorous focus on the people, processes and technology of an organization, and we invite active customer participation at all stages to help prioritize and implement time-critical system solutions that address the customer’s individual needs.

The extent of services provided varies from customer to customer. Our services engagements can range in size and scope from deploying single-point solutions to orchestrating large-scale transformation projects. Depending on the customer’s needs, system implementation and integration activities are often conducted jointly by teams from Amdocs and the customer. In some cases, Amdocs personnel provide support services to the customer’s own implementation and integration team, which has primary responsibility for the task. In other cases, we take a primary role in facilitating implementation and integration. Sometimes customers require turnkey solutions, in which case we provide full system implementation and integration services.

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

Our services portfolio also includes:

•

Strategic Business Consulting Services — We provide insight, strategy and detailed action plans to a service provider’s senior executives to resolve business challenges. Our services include customer experience and channel strategy, digital transformation, financial management and acquisition integration.

•

Systems Integration and Transformation Services — We act as a prime integrator from program management and project deployment to solution implementation and operations. We have developed advanced methodologies, based on our proprietary knowledge and industry best practices, to manage end-to-end large and complex projects involving Amdocs and third-party vendors. These services enable faster, more reliable and cost-efficient completion of programs, which can help enable service providers to focus on their core business.

•

Managed Services — We provide long-term operations, applications and infrastructure services, including system modernization and consolidation. Whether our customer’s IT environment includes Amdocs products, third-party software or in-house and legacy systems, our specialized services support mobile, wireline, broadband, cable and satellite providers.

•

Order to Activation VPO Services — We provide Order to Activation Value Process Operations (VPO) managed services across multi-play bundles to help service providers fulfill orders and support various needs and processes, including service delivery operations, process optimization and order issue resolution, in a timely manner.

•

Order Gateway Services — We offer managed services to streamline orders from direct and third-party channels. These services provide the analytics layer for a consolidated view of all orders, from all channels, delivered to any back-end system, and enable the fast integration of new or acquired channels.

•

Testing Services — We offer our customers years of industry-specific testing experience, extensive domain expertise, skilled testing resources, experience with multivendor environments and a global presence to help ensure seamless continuity by providing ongoing support around the clock.

•

RAN Consultancy and Managed Services — We provide services that enable efficient and effective network management in order to maximize return on RAN investment. The services support multi-vendor, multi-technology network assessment, solution design, deployment and optimization.

•

Business Intelligence and Data Warehouse Services — We offer a comprehensive group of data services, including data extraction, transformation and loading, data warehousing, business intelligence and analytics. Our approach encompasses analytical and operational systems to feed actionable insights back into the business processes. These services are designed to operate with several industry-leading business intelligence and data warehouse platforms and products.

Technology

The flexibility of our technology affords our customers the freedom to choose a preferred operating environment and to maximize return on existing infrastructure investments. Our portfolio architecture allows our applications to work in multiple customer environments.

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

Our portfolio applications are based around consistent architectural guidelines and software infrastructure, and they also leverage, where appropriate, consistent foundation tools. Our services encompass installation, integration, testing, process management, monitoring and control, security and information management. Our platform foundation layer spans our applications and helps us evolve our products towards robust service-oriented architecture integration and business process support. With these tools, we aim to provide our customers with a sound framework upon which to implement, integrate and centralize their operating environments. This allows service providers to mitigate many risks and costs associated with deploying and operating new applications, such as those related to installation, configuration, integration, testing and monitoring.

Our product portfolio also includes the following key characteristics:

•

Scalability. Our applications are designed to take full advantage of the scalability capabilities of the underlying platform, allowing progressive system expansion, proportional with increases in business volumes. Using the same software, our applications can support operations for small, as well as very large service providers.

•	Reliability. Our system and component architecture supports high availability and redundancy to allow connected and uninterrupted operations at full network speed and device load.

•

Modularity. Each of our applications can be installed on an individual stand-alone basis, interfacing with the customer’s existing systems, or as part of an integrated Amdocs system environment. This modularity provides our customers with a highly flexible and cost-effective solution that is able to incrementally expand with the customer’s growing needs and capabilities. The modular approach preserves the service provider’s initial investment in our products and minimizes disruptions and the overall cost of system implementation.

•	Upgradability and Backward Compatibility. Version interoperability eliminates risky upgrades and allows for a gradual upgrade approach of suite elements.

•

Virtualization. Virtualization allows the use of all server resources, which helps to eliminate idle resources. This is critical in today’s IT world as it reduces costs and improves operational efficiency through server consolidation, resource utilization, improved server availability, elasticity and sustainability.

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

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and systems integrators that provide complementary products and services. We also have value-added reseller agreements with certain hardware and database vendors. Our marketing activities also support projects with partner companies, such as IBM, Alcatel-Lucent and Hewlett-Packard.

Customers

Our target market is comprised of service providers in the communication, entertainment and media industry that require customer experience solutions with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the industry and that our product offerings continue to address the market’s most sophisticated needs. We have a global orientation and customers in over 90 countries.

Our customers include global and national communications, broadband cable and satellite providers and network operators, as well as local marketing service providers, such as:

A1 Telekom Austria	NetCom
America Movil	Oi
Astro	Optus
AT&T	Post Luxembourg
Bakcell	Rogers Communications
Bell Canada	Singtel
BT	Sprint
Cablevision	Telecom Italia
CenturyLink	Telefónica de Espana
Claro Brasil	Telefónica Argentina
Claro Chile	Telefónica Chile
Claro Dominican Republic	Telefónica Peru
Claro Puerto Rico	Telkom South Africa
Comcast	Telstra
Deutsche Telekom	TELUS Communications
Dex Media	T-Mobile Deutschland
DIRECTV	T-Mobile USA
Dish Network	TIM Brasil
EE	True Corporation
Elisa	UPC Broadband
FarEasTone	US Cellular
Globe Telecom	Verizon Communications
Instituto Costarricense de Electricidad	VimpelCom
J:COM	Virgin Media
Kazakhtelecom	Vivo
Kcell	Vodafone Germany
KPN	Vodafone Hungary
KT Corporation	Vodafone Netherlands
M1	Vodafone Romania
MetroPCS	Vodafone UK
Mtel	XL Axiata

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 34% of our revenue in fiscal 2015 and 33% in fiscal 2014. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 72% of our revenue in fiscal 2015 and 73% in fiscal 2014. Revenue attributable to DIRECTV following its July 2015 acquisition by AT&T has been included in the total revenue attributable to AT&T.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2015	2014	2013
North America	70.1%	72.7%	72.4%
Europe	11.6	12.6	11.9
Rest of the World	18.3	14.7	15.7

Competition

The market for customer experience solutions in the communications, entertainment and media industry continues to become more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of large communication companies, as well as independent competitors or new entrants that may compete broadly with us or in limited segments of our market, and can be generally categorized as follows:

•	providers of BSS/OSS systems, including CSG International, Oracle, Redknee, Salesforce and SAP;

•

system integrators and providers of IT services, such as Accenture, Cognizant, Hewlett-Packard, IBM Global Services, Infosys, Tata Consultancy Services, Tech Mahindra Ltd and Wipro (some of whom we also cooperate with in certain opportunities and projects); and

•

network equipment providers such as Alcatel-Lucent, Cisco, Ericsson, Huawei, Nokia Siemens, NEC and its subsidiary NetCracker, and ZTE (some of whom we also cooperate with in certain opportunities and projects and some of whom have also moved into the BSS/OSS space).

We expect the competition in our industry to increase from many of such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

•

applying our more than 30-year heritage to the development and delivery of products and professional services that enable our customers to overcome their challenges and achieve service differentiation by providing a personalized and intelligent customer experience, shaping the quality of network experience and simplifying the complexity of the operating environment,

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

Research and Development, Patents and Licenses

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either as part of our internal product development programs or in conjunction with a customer project. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. We use Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

Substantially all of our research and development expenditures are directed at our customer experience solutions. In recent years, we have also invested our research and development efforts in network control, optimization and orchestration and network functions virtualization technologies; applications to enable service providers to deploy and monetize technologies such as fiber, LTE, small cells and Wi-Fi; big data analytics related to consumer and business satisfaction, marketing effectiveness and network operations and experience; and mobile financial services. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Our products are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of software components licensed from third parties. As a developer of complex software systems, third parties may claim that portions of our systems infringe their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have taken, and intend to continue to take, several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights and nondisclosure agreements. We enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information; and we also limit customer access to the source code of our software and software systems.

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3.0 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of September 30, 2015, including maintenance and other related costs, were approximately $62.0 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of September 30, 2015:

Location	Area (Sq. Feet)
United States:
St. Louis, MO	70,881
San Jose, CA(*)	62,560
Champaign, IL	176,283
Eldorado Hills, CA(*)	40,867
Others(*)	272,445

Total	623,036
Israel:
Ra’anana	787,660
Sderot	99,039
Haifa	24,983
Others	67,755

Total	979,437
Canada:
Toronto	17,872
Montreal	60,274
Ottawa	40,422

Total	118,568
Cyprus (Limassol)	65,854
India:
Pune	688,010
Delhi	152,969
Mumbai	4,173

Total	845,152
United Kingdom(*)	56,263
Other locations (*)(35 countries)	351,461

Total	3,039,771

(*)	Includes space sublet to third parties.

Our leases expire on various dates through 2025, not including various options to terminate or extend lease terms.

Equipment

We develop our customer experience solutions over a system of UNIX, Linux and Windows servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Syncsort, Red Hat, CA, IBM and Hewlett-Packard. Our data storage is based mainly on equipment from EMC, NetApp, IBM, Hitachi and Hewlett-Packard. Our development servers are connected to more than 20,000 personal computers owned or leased by us.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, entertainment and media industry service providers in both developed countries and emerging markets. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that service providers seek to differentiate their offerings by delivering a customer experience that is simple, personal and valuable at every point of service.

We develop, implement and manage software and services associated with BSS, OSS and network operations to enable service providers to introduce new products and services quickly, understand their customers more deeply, process orders more efficiently, monetize data and support new business models while controlling costs.

In a global communications industry impacted by unprecedented growth in data demand, an increasing number of connected devices, improvement in IoT/M2M technologies, the rising influence of device makers and over-the-top players that bypass traditional service providers, consumers expect immediate and constant connectivity to personalized services, information and applications. To capture new revenue streams, service providers are undergoing digital transformation, expanding within existing and non-traditional business models and deploying new network technologies. We seek to address these market forces through a strategy of innovation from the network and business support systems to the device and end user. Our goal is to supply cost-effective, scalable software products and services that provide functionality and flexibility to service providers as they and their markets grow and change.

In part, we have sought, through acquisitions, to expand our service offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions (including our fiscal 2015 acquisition of the substantial majority of Comverse’s BSS assets), which, among other things, have expanded our business into digital commerce solutions and the network control and optimization market. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths.

Offerings

Amdocs’ offerings of software and related services consist of:

•

A complete, modular yet integrated portfolio of customer experience solutions, including revenue and customer management, OSS, network operations, digital lifestyle services, big data analytics, M2M solutions and mobile financial services, all employing a unified foundation of products and tools.

•

A comprehensive line of services designed to address every stage of a service provider’s lifecycle. Our services include strategic business consulting, systems integration and transformation, managed services and testing. Our managed services provide multi-year, flexible and tailored business processes and applications services, including application development and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We have designed our customer experience solutions to meet the high-volume, complex needs of Tier-1 and Tier-2 service providers and to address the issues of service providers in high-growth emerging markets. We support our customers’ various lines of business, including wireline, wireless, broadband, cable and satellite, and a wide range of communication services, including voice, video, data, content, electronic and mobile commerce applications. In addition, we support service providers that offer bundled or convergent service packages.

We also offer advertising and media products and services for media publishers, ad agencies and advertising services providers to facilitate cost-effective operations, from selling ads to the management of the fulfillment, operations, advertiser and consumer experience and financial processes across digital and print media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In fiscal 2015, customers in North America accounted for 70.1% of our revenue, while customers in Europe and the rest of the world accounted for 11.6% and 18.3%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States. Historically, AT&T has been our largest customer, accounting for 34% of our revenue in fiscal 2015 and 33% in fiscal 2014. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 72% of our revenue in fiscal 2015 and 73% in fiscal 2014. Revenue attributable to DIRECTV following its July 2015 acquisition by AT&T has been included in the total revenue attributable to AT&T.

We believe that demand for our customer experience solutions is primarily driven by the following key factors:

•	Transformation within the communication industry, including:

•	increasing use of communications and content services,

•	widespread access to content, information and applications,

•	continued rapid growth in emerging markets,

•	expansion into new lines of business,

•	consolidation among service providers in established markets, often including companies with multinational operations,

•	increased competition, including from non-traditional players,

•	continued bundling and blending of communications and entertainment, and

•	continued commoditization and pricing pressure.

•	Technology advances, such as:

•

emergence and development of new communications products and services, such as Web services, video on demand (VOD), data and content services, including IP-based services, such as Internet Protocol Television (IPTV), M2M, Wi-Fi and Voice over IP,

•

evolution to and expansion of more sophisticated and connected communication devices, such as smart devices, electronic book readers, energy meters and systems for global positioning, home security and home health monitoring, that enable communication across and between devices and widespread access to information,

•

adoption of cloud technologies to enable new revenue models and business opportunities, such as traditional communication services and cloud services bundled together and targeted to enterprise and small- to medium-sized businesses,

•	evolution to next-generation networks that enable converged services offerings, such as fixed-mobile convergence, and

•	technological changes, such as 4G wireless technology, next-generation content systems, fiber to the x (FTTx), Wi-Fi, IP Multimedia Subsystem (IMS) and LTE-based access technologies such as VoLTE.

•	Customer focus, such as:

•	the need for service providers to have a unified view of the customer and deliver a personalized experience across multiple services, devices and channels,

•	the increasing customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device, and

•	the ever-increasing expectations for service and support, including access to self-service options that are convenient, proactive and consistent across all channels.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating and integrating business processes that span service providers’ BSS, OSS and network operations,

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS to introduce new services in a timely and cost-effective manner.

In fiscal 2015, our total revenue was $3.64 billion, of which $3.54 billion, or 97.2%, was attributable to the sale of customer experience solutions. Revenue from managed services arrangements (for customer experience solutions and advertising and media directory systems) is a significant part of our business generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $1.84 billion and $1.73 billion of revenue in fiscal 2015 and 2014, respectively. In managed services contracts revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Research and Development, Patents and Licenses

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either as part of our internal product development programs or in conjunction with a customer project. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. We use Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

Substantially all of our research and development expenditures are directed at our customer experience solutions. In recent years, we have also invested our research and development efforts in network control, optimization and orchestration and network functions virtualization technologies; applications to enable service providers to deploy and monetize technologies such as fiber, LTE, small cells and Wi-Fi; big data analytics related to consumer and business satisfaction, marketing effectiveness and network operations and experience; and mobile financial services. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Our products are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of software components licensed from third parties. As a developer of complex software systems, third parties may claim that portions of our systems infringe their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have taken, and intend to continue to take, several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights and nondisclosure agreements. We enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information; and we also limit customer access to the source code of our software and software systems.

Operating Results

The following table sets forth for the fiscal years ended September 30, 2015, 2014 and 2013, certain items in our consolidated statements of income reflected as a percentage of revenue:

	Year Ended September 30,
	2015	2014	2013
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	64.5	64.8	64.8
Research and development	7.0	7.2	7.2
Selling, general and administrative	12.1	12.5	12.5
Amortization of purchased intangible assets and other	1.9	1.6	1.1
Restructuring charges	0.3	0.0	0.0

	85.8	86.1	85.6

Operating income	14.2	13.9	14.4
Interest and other expense, net	0.1	0.2	0.2

Income before income taxes	14.1	13.7	14.2
Income taxes	1.9	1.9	1.9

Net income	12.2%	11.8%	12.3%

Fiscal Years Ended September 30, 2015 and 2014

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2015, compared to the fiscal year ended September 30, 2014. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2015	2014	Amount	%
	(In thousands)
Revenue	$3,643,538	$3,563,637	$79,901	2.2%
Operating expenses:
Cost of revenue	2,349,488	2,306,892	42,596	1.8
Research and development	254,944	257,896	(2,952)	(1.1)
Selling, general and administrative	440,085	445,134	(5,049)	(1.1)
Amortization of purchased intangible assets and other	70,073	58,067	12,006	20.7
Restructuring charges	13,000	—	13,000

	3,127,590	3,067,989	59,601	1.9

Operating income	515,948	495,648	20,300	4.1
Interest and other expense, net	2,544	6,098	(3,554)	(58.3)

Income before income taxes	513,404	489,550	23,854	4.9
Income taxes	67,241	67,428	(187)	(0.3)

Net income	$446,163	$422,122	$24,041	5.7%

Revenue. Revenue increased by $79.9 million, or 2.2%, to $3,643.5 million in fiscal 2015, from $3,563.6 million in fiscal 2014. The increase in revenue was primarily attributable to increased activity in the rest of the world partially offset by lower revenue from customers in Europe and North America. The 2.2% increase in revenue was net of a decrease of approximately 3.0% from foreign exchange fluctuations.

Effective October 1, 2014, we combined the presentation of license and service revenue, as well as the related costs, since license revenue comprises an insignificant portion of total revenue and is no longer meaningful as a business indicator.

Revenue attributable to the sale of customer experience solutions increased by $107.0 million, or 3.1%, to $3,542.5 million in fiscal 2015, from $3,435.5 million in fiscal 2014. This increase was primarily attributable to increased activity in the rest of the world partially offset by lower revenue from customers in Europe and North America. Revenue resulting from the sale of customer experience solutions represented 97.2% and 96.4% of our total revenue in fiscal 2015 and 2014, respectively.

Revenue attributable to the sale of directory systems decreased by $27.2 million, or 21.2%, to $101.0 in fiscal 2015, from $128.2 million in fiscal 2014. This decrease was primarily attributable to continued slowness in the directory systems market leading to lower revenue from managed services arrangements for directory systems customers. Revenue from the sale of directory systems represented 2.8% and 3.6% of our total revenue in fiscal 2015 and 2014, respectively.

In fiscal 2015, revenue from customers in North America, Europe and the rest of the world accounted for 70.1%, 11.6% and 18.3%, respectively, of total revenue, compared to 72.7%, 12.6% and 14.7%, respectively, in fiscal 2014. The decrease in the percentage of revenue from customers in North America was attributable primarily to negative impact from foreign exchange fluctuations due to the strengthening of the U.S. dollar against the Canadian dollar. Revenue from customers in North America was also impacted from the persistent uncertainty resulting from customer consolidation activity in the United States. The decrease in the percentage of revenue from customers in Europe was attributable primarily to the negative impact from foreign exchange fluctuations. Revenue from customers in the rest of the world increased as a percentage of total revenue as a result of our progress in implementing complex modernization projects in both Latin America and Asia-Pacific for new and existing customers.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $42.6 million, or 1.8%, to $2,349.5 million in fiscal 2015, from $2,306.9 million in fiscal 2014. As a percentage of revenue, cost of revenue decreased to 64.5% in fiscal 2015, from 64.8% in fiscal 2014. The improvement in the gross margin in fiscal 2015 was mainly attributable to a gain resulting from changes in fair value of certain acquisition-related liabilities recognized in fiscal 2015, partially offset by our increased activity outside of North America, where we continued our penetration efforts in order to expand our business into those markets.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $3.0 million, or 1.1%, to $254.9 million in fiscal 2015, from $257.9 million in fiscal 2014. Research and development expense decreased as a percentage of revenue from 7.2% in fiscal 2014, to 7.0% in fiscal 2015. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $5.0 million, or 1.1%, to $440.1 million in fiscal 2015, from $445.1 million in fiscal 2014. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other increased by $12.0 million, or 20.7%, to $70.1 million in fiscal 2015, from $58.1 million in fiscal 2014. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to the acquisition of the BSS assets of Comverse, as well as to an increase in acquisition-related costs.

Restructuring Charges. Restructuring charges amounted to $13.0 million in fiscal 2015, while there were no such charges in fiscal 2014. The fiscal 2015 restructuring charges were recognized in connection with the acquisition of the BSS assets of Comverse. Please see Note 3 to our consolidated financial statements.

Operating Income. Operating income increased by $20.3 million, or 4.1%, to $515.9 million in fiscal 2015, from $495.6 million in fiscal 2014. Operating income increased as a percentage of revenue, from 13.9% in fiscal 2014 to 14.2% in fiscal 2015. The increase in operating income as a percentage of revenue was primarily attributable to revenue increasing at a higher rate than operating expenses. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a minor positive impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, decreased by $3.6 million to $2.5 million in fiscal 2015, from $6.1 million in fiscal 2014. The decrease in interest and other expense, net, was primarily attributable to changes in fair value of certain acquisition-related liabilities. The decrease in interest and other expense, net, as a result of these changes was partially offset by foreign exchange impacts.

Income Taxes. Income taxes for fiscal 2015 were $67.2 million on pre-tax income of $513.4 million, resulting in an effective tax rate of 13.1%, compared to 13.8% in fiscal 2014. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 10 to our consolidated financial statements.

Net Income. Net income increased by $24.0 million, or 5.7%, to $446.2 million in fiscal 2015, from $422.1 million in fiscal 2014. The increase in net income was primarily attributable to the increase in operating income.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.23, or 8.8%, to $2.85 in fiscal 2015, from $2.62 in fiscal 2014. The increase in diluted earnings per share was mainly attributable to the increase in net income and, to a lesser extent, the decrease in the diluted weighted average number of shares outstanding resulting from our repurchase of ordinary shares, partially offset by stock option exercises.

Fiscal Years Ended September 30, 2014 and 2013

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2014, compared to the fiscal year ended September 30, 2013. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2014	2013	Amount	%
	(In thousands)
Revenue	$3,563,637	$3,345,854	$217,783	6.5%
Operating expenses:
Cost of revenue	2,306,892	2,167,052	139,840	6.5
Research and development	257,896	240,266	17,630	7.3
Selling, general and administrative	445,134	418,574	26,560	6.3
Amortization of purchased intangible assets and other	58,067	38,410	19,657	51.2

	3,067,989	2,864,302	203,687	7.1

Operating income	495,648	481,552	14,096	2.9
Interest and other expense, net	6,098	6,075	23	0.4

Income before income taxes	489,550	475,477	14,073	3.0
Income taxes	67,428	63,038	4,390	7.0

Net income	$422,122	$412,439	$9,683	2.3%

Revenue. Revenue increased by $217.8 million, or 6.5%, to $3,563.6 million in fiscal 2014, from $3,345.9 million in fiscal 2013. The increase in revenue was primarily attributable to increased activity in North America and Europe. The 6.5% increase in revenue, which was net of a decrease of approximately half a percent from foreign exchange fluctuations, was also positively affected by network optimization activity related to our acquisitions of Actix and Celcite.

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

In fiscal 2014, revenue from customers in North America, Europe and the rest of the world accounted for 72.7%, 12.6% and 14.7%, respectively, of total revenue, compared to 72.4%, 11.9% and 15.7%, respectively, in fiscal 2013. The increase in revenue as a percentage of total revenue from customers in North America was primarily attributable to increased activity with AT&T. The increase in revenue as a percentage of total revenue from customers in Europe was attributable to higher revenue from managed services arrangements. Revenue from customers in the rest of the world decreased as a percentage of total revenue as a result of a slight decrease in revenue from customers in the rest of the world, while revenue increased in North America and Europe.

Cost of Revenue. As a percentage of revenue, cost of revenue remained flat from fiscal 2013 to fiscal 2014. Gross margin in fiscal 2014 was positively affected because a larger portion of revenue and expense was attributable to customers in developed markets, where we are well-established and generally realize higher margins; however, this was offset by our activities in Asia Pacific and Central and Latin America, where we incurred costs associated with continued efforts to expand our business into those markets.

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

Selling, General and Administrative. Selling, general and administrative expense increased by $26.6 million, or 6.3%, to $445.1 million in fiscal 2014, from $418.6 million in fiscal 2013. The increase in selling, general and administrative expense was primarily attributable to compensation costs related to our expanded network optimization activities.

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

Income Taxes. Income taxes for fiscal 2014 were $67.4 million on pre-tax income of $489.6 million, resulting in an effective tax rate of 13.8%, compared to 13.3% in fiscal 2013. Please see Note 10 to our consolidated financial statements.

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

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $1.13 billion as of September 30, 2015, compared to $1.21 billion as of September 30, 2014. The decrease during fiscal 2015 was mainly attributable to $454.0 million used to repurchase our ordinary shares, $263.2 million in net cash paid for acquisitions, $120.5 million for capital expenditures, net, and $100.8 million of cash dividend payments, partially offset by $772.6 million in cash flow from operations and $78.2 million of proceeds from stock option exercises. Net cash provided by operating activities amounted to $772.6 million and $709.3 million in fiscal 2015 and 2014, respectively.

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

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and

U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive (loss) income, net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal 2015 and 2014 we recognized immaterial credit losses. Please see Notes 4 and 5 to our consolidated financial statements.

Revolving Credit Facility, Letters of Credit and Guarantees. In 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. In December 2014, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on our credit rating. As of September 30, 2015, we were in compliance with the financial covenants under the revolving credit facility. In September 2015, we borrowed an aggregate of $220.0 million under the facility and repaid it in October 2015.

As of September 30, 2015, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $73.7 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

Acquisitions. During fiscal 2015, we acquired a substantial majority of the BSS assets of Comverse for $268.1 million in cash, of which a total of $13.0 million was attributable to a restructuring activity. During fiscal 2014, we acquired substantially all of the assets of Celcite Management Solutions LLC for $142.1 million in cash. Please see Note 3 to our consolidated financial statements.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $120.5 million in fiscal 2015. Our fiscal 2015 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

Share Repurchases. From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our current share repurchase plan, adopted in April 2014, authorizes the repurchase of up to $750.0 million of our outstanding ordinary shares with no expiration date. In fiscal 2015, we repurchased 8.6 million ordinary shares at an average price of $52.80 per share (excluding broker and transaction fees). As of September 30, 2015, we had remaining authority to repurchase up to $260.1 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Cash Dividends. Our Board of Directors declared the following dividends during fiscal years 2015, 2014 and 2013:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date

July 29, 2015	$0.170	September 30, 2015	$25.7	October 16, 2015
April 29, 2015	$0.170	June 30, 2015	$26.1	July 17, 2015
January 27, 2015	$0.170	March 31, 2015	$26.3	April 16, 2015
November 4, 2014	$0.155	December 31, 2014	$24.1	January 16, 2015

July 29, 2014	$0.155	September 30, 2014	$24.3	October 17, 2014
April 30, 2014	$0.155	June 30, 2014	$24.6	July 18, 2014
January 29, 2014	$0.155	March 31, 2014	$24.8	April 17, 2014
November 5, 2013	$0.130	December 31, 2013	$20.8	January 17, 2014

July 31, 2013	$0.130	September 30, 2013	$20.8	October 18, 2013
April 30, 2013	$0.130	June 28, 2013	$20.9	July 19, 2013
January 30, 2013	$0.130	March 28, 2013	$20.9	April 19, 2013
November 6, 2012	$0.130	December 31, 2012	$21.0	January 18, 2013

On November 10, 2015, our Board of Directors approved the next dividend payment, at the rate of $0.170 per share, and set December 31, 2015 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 15, 2016. On November 10, 2015, our Board of Directors also approved, subject to shareholder approval at the February 2016 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.195 per share, anticipated to be paid in April 2016.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2015, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt(1)	$220.6	$220.0	$—	$—	$0.6
Pension funding	9.7	1.0	2.9	1.9	3.9
Purchase obligations	30.0	16.6	12.9	0.5	—
Non-cancelable operating leases	247.0	62.2	134.3	30.1	20.4

Total	$507.3	$299.8	$150.1	$32.5	$24.9

(1)	In September 2015, we borrowed an aggregate of $220.0 million under our revolving credit facility and repaid it in October 2015.

The total amount of unrecognized tax benefits for uncertain tax positions was $126.7 million as of September 30, 2015. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

Deferred Tax Asset Valuation Allowance

As of September 30, 2015, we had deferred tax assets of $112.2 million, derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses.

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

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from sales of hardware that functions together with the software licenses to provide the essential functionality of the product and that includes significant customization, modification, implementation and integration, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

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

Business Combinations

In accordance with business combination accounting, assets acquired and liabilities assumed, as well as any contingent consideration that may be part of the acquisition agreement, are recorded at their respective fair values at the date of acquisition. For acquisitions that include contingent consideration, the fair value is estimated on the acquisition date as the present value of the expected contingent payments, determined using weighted probabilities of possible payments. We remeasure the fair value of the contingent consideration at each reporting period until the contingency is resolved. Except for measurement period adjustments, the changes in fair value are recognized in the consolidated statements of income.

In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. As a result of the significant judgments that need to be made, we obtain the assistance of independent valuation firms. We complete these assessments as soon as practical after the closing dates. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

Although we believe the assumptions and estimates of fair value we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in our consolidated statements of income. Critical estimates in valuing certain assets acquired and liabilities assumed include, but are not limited to: future expected cash flows from license and service sales, maintenance, customer contracts and acquired developed technologies, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed and the acquired company’s brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

We estimate the fair values of our services, hardware, software license and maintenance obligations assumed. The estimated fair values of these performance obligations are determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin.

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

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. We use a combination of implied volatility of our traded options and historical stock price volatility (“blended volatility”) as the expected volatility assumption required in the Black-Scholes option valuation model. Share-based compensation expense recognized in our consolidated statements of income was reduced for estimated forfeitures. Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including estimating expected dividends. In addition, the exercise of judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially affected. Please see Note 17 to our consolidated financial statements.

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

We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2015, 2014 or 2013.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal 2015, 2014 or 2013.

Derivative and Hedge Accounting

During fiscal 2015, 2014 and 2013, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive (loss) income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

Fair Value Measurement of Short-Term Interest-Bearing Investments

Our short-term interest-bearing investments are classified as available-for-sale securities and are stated at fair value in our consolidated balance sheets. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive (loss) income, net of tax. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs such as quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques using observable market inputs. For securities with unrealized losses that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to credit losses. To the extent that the net present value of the projected cash flows was less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. The other-than-temporary impairment on our short-term interest-bearing investments was immaterial during fiscal 2015, 2014 and 2013.

Given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market price in an active market or observable inputs, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of the investment portfolio as of September 30, 2015.

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

Recent Accounting Standards

In November 2015, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, that requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This ASU, which may be adopted either prospectively or retrospectively, will be effective for us on October 1, 2017, and early adoption is permitted. Adoption of the ASU may result in changes in our financial statements presentation but will not affect the substantive content of our consolidated financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for us with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an ASU on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB deferred the effective date of this ASU by one year, to fiscal years beginning after December 15, 2017; however, early adoption as of the original effective date, fiscal years beginning after December 15, 2016, will be permitted. We are currently evaluating the methods and our timing of adoption, as well as the effect that adoption of this ASU will have on our consolidated financial statements.

Adoption of New Accounting Standard

In 2013, the FASB issued an ASU that requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This ASU became effective for us in the first quarter of fiscal 2015 and its adoption resulted in a reclassification of $15.0 million from noncurrent taxes payable to assets under noncurrent deferred income taxes as of December 31, 2014.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. As of November 30, 2015, our directors and officers were as follows:

Name	Age	Position
Robert A. Minicucci(2)	63	Chairman of the Board, Amdocs Limited
Adrian Gardner(1)	53	Director and Chairman of the Audit Committee, Amdocs Limited
John T. McLennan(2)	70	Director and Chairman of the Management Resources and Compensation Committee, Amdocs Limited
Simon Olswang(1)(3)	71	Director and Chairman of the Nominating and Corporate Governance Committee, Amdocs Limited
Zohar Zisapel(4)	66	Director and Chairman of the Technology and Innovation Committee, Amdocs Limited
Julian A. Brodsky(3)	82	Director, Amdocs Limited
Clayton Christensen	63	Director, Amdocs Limited
James S. Kahan(3)	68	Director, Amdocs Limited
Richard T.C. LeFave(1)(2)	63	Director, Amdocs Limited
Giora Yaron(4)	67	Director, Amdocs Limited
Eli Gelman(4)	57	Director, Amdocs Limited; President and Chief Executive Officer, Amdocs Management Limited
Tamar Rapaport-Dagim	44	Senior Vice President and Chief Financial Officer, Amdocs Management Limited
Shuky Sheffer	55	Senior Vice President and President of Customer Business Group, Amdocs Management Limited
Anshoo Gaur	47	Division President, Amdocs Development Center India Pvt. Ltd.
Matthew Smith	43	Secretary, Amdocs Limited; Head of Investor Relations, Amdocs Inc.

(1)	Member of the Audit Committee
(2)	Member of the Management Resources and Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Technology and Innovation Committee

Robert A. Minicucci has been Chairman of the Board of Directors of Amdocs since 2011 and a director since 1997. Mr. Minicucci joined Welsh, Carson, Anderson & Stowe, or WCAS, in 1993. Mr. Minicucci has served as a managing member of the general partners of certain funds affiliated with WCAS and has focused on the information and business services industry. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is also a director of two other publicly-held companies, Alliance Data Systems, Inc. and Paycom Software Inc. He is also a director of several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, have provided him with strong business acumen and strategic and financial expertise.

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

Zohar Zisapel has been a director of Amdocs since 2008 and is the Chairman of the Technology and Innovation Committee. Mr. Zisapel co-founded RAD Data Communications Ltd., a privately-held voice and data communications company and part of the RAD Group, a family of independent networking and telecommunications companies, and was its CEO from 1982 until 1998 and Chairman from 1998 until 2012. Mr. Zisapel also serves as chairman of Ceragon Networks Ltd. and as a director of Radcom Ltd., both public companies traded on Nasdaq, and on the boards of directors of several privately-held companies. Mr. Zisapel served as chairman of the Israel Association of Electronic Industries from 1998 until 2001. Mr. Zisapel received an Honorary Doctorate from the Technion — Israel Institute of Technology, and he is teaching Entrepreneurship at the Tel Aviv University. Mr. Zisapel’s experience as founder, chairman and director of several public and private high technology companies, and his leadership in several government organizations, demonstrate his leadership capability and provide him with valuable insights into the voice and data communications industries.

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

Clayton Christensen has been a director of Amdocs since April 2015. Dr. Christensen is the Kim B. Clark Professor of Business Administration at the Harvard Business School where he has been a faculty member since 1992. He also served as President and Chairman of CPS Technologies, an industrial materials company, from 1984 to 1989. From 1979 to 1984, Dr. Christensen worked as a consultant and project manager for the Boston Consulting Group. Dr. Christensen is the founder of Rose Park Advisors, an investment firm, Innosight LLC, an innovation consulting firm, and the Christensen Institute for Disruptive Change, a non-profit organization focused on innovation. He is a director of Tata Consultancy Services, an IT consulting firm and part of the Tata group, Franklin Covey Co., a public company focused on performance improvement, and Intermountain Healthcare, a not-for-profit healthcare provider. Dr. Christensen’s qualifications to serve on our Board of Directors include his research and teaching interests, which are centered on building new growth businesses and sustaining the success of companies. Dr. Christensen’s previous work with various companies provides him with a broad perspective in the areas of management and operations.

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

Giora Yaron has been a director of Amdocs since 2009. Dr. Yaron co-founded Itamar Medical Ltd., a publicly-traded medical technology company, and has been its co-chairman since 1997. Dr. Yaron provides consulting services to Itamar Medical and to various other technology companies. He co-founded P-cube, Pentacom, Qumranet, Exanet and Comsys, privately-held companies sold to multinational corporations. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology company and serves as one of its directors. Dr. Yaron served as a director of Hyperwise Security, a company focused on providing a comprehensive APT protection, which was sold to Checkpoint in early 2015, serves as Chairman of the Board at Excelero (ExpressIO), a company focused on providing ultra-fast block storage solution and Equalum focused on streaming in real-time changes from a variety of data bases to a unified platform for real-time Big Data Analytics. Since 2010, Dr. Yaron has been the chairman of The Executive Council of Tel Aviv University, an institution of higher education and a director of Ramot, which is the Tel Aviv University’s technology transfer company. Dr. Yaron has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008, and on the advisory board of the Israeli Ministry of Defense since 2011. Dr. Yaron served from 1996 to 2006 as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software company acquired by Hewlett-Packard, including as chairman from 2004 to 2006. We believe that Dr. Yaron’s qualifications to sit on our Board of Directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.

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

Anshoo Gaur has been our Division President for India operations since 2007 and has led our expansion and growth in India. From 2006 to 2007, Mr. Gaur was an executive management member and served as the President of IT Infrastructure Management and Strategic Initiatives of EDS/MphasiS, a technology services company. From 2005 to 2006, Mr. Gaur served as the Managing Director of EDS India Enterprise (“EDS”), where he was responsible for India strategy and operations. From 2003 to 2005, Mr. Gaur was the Global Transformation Director for Desktop Services of EDS. Earlier, Mr. Gaur held other leadership roles with EDS and Sabre Inc., a travel technology company based in Texas, as well as Larsen & Tourbo Ltd., a technology, engineering, construction, manufacturing and financial services company based in India.

Matthew Smith has been Secretary of Amdocs Limited since January 2015. Mr. Smith joined Amdocs in October 2012 as Director of Investor Relations and has been Head of Investor Relations since January 2014. Prior to joining Amdocs, from April 2006 to August 2012, Mr. Smith was a research director at A.I. Capital Management, a hedge fund, where he covered many sectors, including the technology sub-sectors of IT hardware, semiconductors, software and IT services. From April 2001 to April 2006, Mr. Smith was an equity analyst at CIBC World Markets (now Oppenheimer Co.).

Compensation

During fiscal 2015, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $75,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committee received an annual cash payment of $20,000. Each member of our Management Resources and Compensation, Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $10,000. The Chairman of our Audit Committee received an annual cash payment of $35,000 and the Chairmen of our Management Resources and Compensation, Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $20,000. Each Non-Employee Director received an annual grant of restricted shares at a total value of $230,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. All restricted share awards to our Non-Employee Directors are fully vested upon grant. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. Cash compensation paid to our Non-Employee Directors is prorated for partial year service.

A total of 16 persons who served either as directors or officers of Amdocs during all or part of fiscal 2015 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons in fiscal 2015 was approximately $6.3 million, compared to $6.3 million in fiscal 2014 and $6.2 million in fiscal 2013, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2015, we granted to such persons options to purchase an aggregate of 354,833 ordinary shares at a weighted average price of $53.53 per share with vesting generally over four-year terms and expiring ten years from the date of grant, and an aggregate of 230,977 restricted shares typically subject to three to four-year vesting, and in the case of our directors, no vesting restrictions. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices

Eleven directors currently serve on our Board of Directors, all of whom were elected at our annual meeting of shareholders on January 28, 2015. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

The executive officers of Amdocs Limited and each of its subsidiaries are elected by the board of directors of the relevant company and serve until the next annual meeting of such board of directors or until their respective successors have been duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. The current members of our Management Resources and Compensation Committee are Messrs. McLennan (Chair), LeFave and Minicucci, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Management Resources and Compensation Committee written charter is available on our website at www.amdocs.com.

The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Messrs. Zisapel (Chair) and Gelman and Dr. Yaron.

Our non-employee directors receive no compensation from us, except in connection with their membership on the Board of Directors and its committees as described above regarding Non-Employee Directors under “— Compensation.”

Workforce Personnel

The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location (in each of which we operate at multiple sites):

	As of September 30
	2015	2014	2013
Software and Information Technology, Sales and Marketing
North America	5,065	5,082	4,669
Israel	4,709	4,499	4,401
India	9,301	7,976	7,101
Rest of the World	4,329	3,555	3,144

	23,404	21,112	19,315
Management and Administration	1,546	1,434	1,459

Total Workforce	24,950	22,546	20,774

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

A small number of our employees in Canada, our employees in Brazil and our employees in Chile have union representation. We have a works council body in the Netherlands and Germany which represents the employees and with which we work closely to ensure compliance with the applicable local law. We also have an employee representative body in France and in Finland. In recent years, Israeli labor unions have increased their efforts to organize workers at companies with significant operations in Israel, including several companies in the technology sector. In addition, a national union and a group of our employees have attempted to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel. While these efforts have not resulted in either group being recognized as a representative union, we expect such efforts to continue. In the event an organization is recognized as a representative union for our employees in Israel, we would be required to enter into negotiations to implement a collective bargaining agreement. See “Risk Factors — The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce.”

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of December 7, 2015, the aggregate number of our ordinary shares beneficially owned by our directors and senior management was 2,310,895 shares. As of December 7, 2015, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

Stock Option and Incentive Plan

Our Board of Directors adopted, and our shareholders approved, our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the Equity Incentive Plan, pursuant to which up to 62,300,000 of our ordinary shares may be issued.

The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2015, of the 62,300,000 ordinary shares available for issuance under the Equity Incentive Plan, 46,198,688 ordinary shares had been issued as a result of option exercises and restricted share issuances. As of September 30, 2015, 7,137,681 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards dominated in stock units. As of November 30, 2015, there were outstanding options to purchase an aggregate of 9,154,039 ordinary shares at exercise prices ranging from $16.92 to $59.57 per share and 102,036 shares are subject to outstanding restricted stock units.

The Equity Incentive Plan is administered by a committee of our Board of Directors, which determines the terms of awards for directors, employees and consultants as well as the manner in which awards may be made subject to the terms of the Equity Incentive Plan. The Board of Directors may amend or terminate the Equity Incentive Plan, provided that shareholder approval is required to increase the number of ordinary shares available under the Equity Incentive Plan, to materially increase the benefits accruing to participants, to change the class of employees eligible for participation, to decrease the basis upon which the minimum exercise price of options is determined or to extend the period in which awards may be granted or to grant an option that is exercisable for more than ten years. Ordinary shares subject to restricted stock awards are subject to certain restrictions on sale, transfer or hypothecation. Under its terms, no awards may be granted pursuant to the Equity Incentive Plan after January 28, 2025.

As a result of acquisitions, as of September 30, 2015, we were obligated to issue (and have reserved for issuance) an additional 3,119 ordinary shares upon exercise of options that had previously been granted under the option plans of the acquired companies and were exchanged for options to purchase our ordinary shares. These options have exercise prices ranging from $9.42 to $37.66 per share. No additional options have been or will be granted under these predecessor plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 7, 2015 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 150,352,005 ordinary shares outstanding as of December 7, 2015. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 7, 2015. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	11,569,364	7.69%
Blackrock, Inc.(2)	8,339,208	5.55%
Janus Capital Management LLC(3)	6,315,844	4.20%
All directors and officers as a group (15 persons)(4)	2,310,895	1.53%

(1)	Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 13, 2015, as of December 31, 2014, FMR had sole power to vote or direct the vote over 454,322 shares and sole power to dispose or direct the disposition of 11,569,364 shares. Edward C. Johnson 3d is a Director and the Chairman of FMR and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.
(2)	Based on a Schedule 13G filed by Blackrock, Inc., or Blackrock, with the SEC on February 3, 2015, as of December 31, 2014, Blackrock had sole voting power over 7,228,965 of our ordinary shares and sole dispositive power over 8,339,208 of our ordinary shares. The address of Blackrock is 55 East 52nd Street, New York, New York 10022.
(3)	Based on a Schedule 13G/A filed by Janus Capital Management LLC, or Janus, with the SEC on February 2, 2015, as of December 31, 2014, Janus has a direct 96.81% ownership stake in INTECH Investment Management, or INTECH, and a direct 100% ownership stake in Perkins Investment Management LLC, or Perkins. Due to this ownership structure, holdings for Janus, Perkins and INTECH are aggregated. Janus, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively, the “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus may be deemed to be the beneficial owner of 5,910,344 ordinary shares held by the Managed Portfolios. However, Janus does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 405,500 ordinary shares held by the Managed Portfolios. However, INTECH does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Capital is 151 Detroit Street, Denver, Colorado 80206. The address of INTECH is 525 Okeechobee Blvd, Suite 1800, West Palm Beach, Florida 33401.
(4)	Includes options held by such directors and executive officers that are exercisable within 60 days after December 7, 2015. As of such date, none of our directors, senior managers or key employees beneficially owned 1% or more of our outstanding ordinary shares.

Manning & Napier Advisors, Inc. reported beneficial ownership over 5.02% of our ordinary shares in fiscal 2014. Manning & Napier Advisors, Inc.’s beneficial ownership decreased below 5% in fiscal 2015.

As of December 7, 2015, our ordinary shares were held by 1,922 record holders. Based on a review of the information provided to us by our transfer agent, 908 record holders, holding approximately 96.5% of our outstanding ordinary shares held of record, were residents of the United States.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Financial Statements” for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this Annual Report.

Legal Proceedings

We are involved in various legal claims and proceedings arising in the normal course of our business. We accrue for a loss contingency when we determine that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, we believe that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

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

	High	Low
Fiscal Year Ended September 30,
2011	$32.00	$25.41
2012	$33.79	$25.67
2013	$39.01	$31.41
2014	$48.99	$36.39
2015	$61.46	$44.06
Quarter
Fiscal 2014:
First Quarter	$41.50	$36.39
Second Quarter	$46.85	$40.39
Third Quarter	$48.99	$44.73
Fourth Quarter	$48.50	$44.11
Fiscal 2015:
First Quarter	$48.91	$44.06
Second Quarter	$54.97	$45.75
Third Quarter	$56.97	$53.22
Fourth Quarter	$61.46	$51.56
Fiscal 2016:
First Quarter (through November 30, 2015)	$61.27	$53.83
Most Recent Six Months
June 2015	$56.97	$54.57
July 2015	$61.46	$53.80
August 2015	$60.74	$51.56
September 2015	$58.87	$55.93
October 2015	$61.27	$55.93
November 2015	$61.02	$53.83

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

On January 30, 2014, the Board of Directors was granted a five-year standing authority by the shareholders to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares. As of September 30, 2015, 151,150,169 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:

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

•

Liquidation — in the event of any liquidation, dissolution or winding-up of Amdocs Limited, the holders of preferred shares are entitled to a preference with respect to payment over the holders of any shares ranking junior to the preferred in liquidation at the rate fixed in any resolution or resolutions adopted by the directors in such case plus an amount equal to all dividends accumulated to the date of final distribution to such holders. Except as provided in the resolution or resolutions providing for the issue of any series of preferred shares, the holders of preferred shares are entitled to no further payment. If upon any liquidation our assets are insufficient to pay in full the amount stated above, then such assets shall be distributed among the holders of preferred shares ratably in accordance with the respective amount such holder would have received if all amounts had been paid in full.

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

Material Contracts

On December 12, 2014, we entered into an Amended and Restated Credit Agreement among us, certain of our subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent, providing for an unsecured $500 million five-year revolving credit facility with a syndicate of banks. The facility is available for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time, and has a maturity date in December 2019. The

Amended and Restated Credit Agreement replaces our Credit Agreement, dated as of December 20, 2011, by and among us, certain of our subsidiaries, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent.

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

General

Our effective tax rate was 13.1% for fiscal 2015, compared to 13.8% for fiscal 2014 and 13.3% for fiscal 2013.

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

Certain Indian Tax Considerations

Through a subsidiary, we operate development centers and a business processing operations center in India. In 2015, the corporate tax rate applicable in India on trading activities was 34.6%. Our subsidiary in India operates under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, these activities are entitled to considerable corporate income tax exemptions on eligible profits from export of services derived from such pre-approved information technology activity, provided our subsidiary continues to meet the conditions required for such tax benefits. However, as of April 1, 2011, the Minimum Alternative Tax, or MAT, became applicable to all of our Indian operations. The MAT is levied on book profits at the effective rate of 20% and can be carried forward for 10 years to be credited against corporate income taxes. Our Indian subsidiary, as per part of its operating units, is subject to a separate tax entitlement under which such units are exempt from tax on the respective tax incentive-eligible activity for the first five years of operations and enjoys a 50% reduction on its corporate income tax for such activity for the following five years. After 10 years of operations, such 50% reduction may be available for an additional five years, subject to further investment-related undertakings that we would be required to make. Under Indian laws, any dividend distribution by our Indian subsidiary would be subject to a dividend distribution tax at the new effective rate of 20.358% beginning on April 1, 2015, to be paid by such subsidiary. The Indian government, during the tax speech for tax year 2015-2016, has stated its intention to gradually reduce the corporate income tax rate.

Certain Israeli Tax Considerations

Our primary Israeli subsidiary, Amdocs (Israel) Limited, operates one of our largest development centers. Discussed below are certain Israeli tax considerations relating to this subsidiary.

General Corporate Taxation in Israel. The general corporate tax rate on taxable income is 26.5% (scheduled to be reduced to 25% with effect as of January 1, 2016). However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise may be considerably less.

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

Such income is eligible for further reductions in tax rates if we qualify as a Foreign Investors’ Company, or FIC, depending on the percentage of the foreign ownership. Subject to certain conditions, an FIC is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors) and more than 25% of whose combined share and loan capital is owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. A company that owns an Approved Enterprise approved after April 1, 1986, may elect to forego the entitlement to grants and apply for an alternative package of tax benefits. In addition, a company (like our primary Israeli subsidiary) with an enterprise outside the National Priority Regions (which is not entitled to grants) may also apply for the alternative benefits. Under the alternative benefits, undistributed income from the Approved Enterprise operations is fully tax exempt (a tax holiday) for a defined period. The tax holiday ranges between two to ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel. On expiration of the tax holiday, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described above) for the remainder of the otherwise applicable period of benefits.

The 2005 amendment to the Investment Law introduced various changes to the Approved Enterprise regime. The tax rates applicable to the route elected by our primary Israeli subsidiary under the 2005 amendment are similar to the tax rates that applied prior to the 2005 amendment (as detailed above).

Our primary Israeli subsidiary has elected the alternative benefits with respect to its current Approved Enterprise and its expansions, pursuant to which the primary Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two to ten years and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years. In case this primary Israeli subsidiary pays a dividend, at any time, out of income earned during the tax holiday period in respect of its Approved Enterprise, it will be subject to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid (or up to 25% if the foreign investment in the year in which the income from which the dividend is distributed was lower than 90%). This tax is in addition to the withholding tax on dividends as described below. Specific investment programs of our primary Israeli subsidiary and the income derived therefrom, are entitled to reduced tax rates for 13 years (instead of the eight-year period referred to above). The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are provided according to an allocation formula set forth in the Investment Law or in the instrument of approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations issued thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our primary Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be rescinded, in whole or in part, and the subsidiary might be required to refund the amount of the rescinded benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our primary Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

In recent years changes were introduced to the Investment Law, specifically a major amendment of the Investment Law in 2011. Among other things, these changes include a prospective termination of all tax incentives available under the law prior to the amendment. The amendment to the Investment Law also introduced a new concept of “Preferred Enterprise”. However, under the transition rules, with respect to the applicability of the provisions of the Investment Law as amended in 2011, benefits granted pursuant to incentive programs commenced prior to 2011 would continue to apply until their expiration, unless the company affirmatively elects to apply the regime provided pursuant to the amended Investment Law. Additionally, the amendments include a tax incentive package that consists of flat tax rates of 10% through 15%, depending on the geographic location of the activities of the taxable entity, for calendar years 2011 through 2012; 7% through 12.5%, for the taxable entity calendar year 2013, and 9% through 16% for calendar years 2014 and thereafter, depending on the geographic location of the activities. These incentives would apply to industrial companies that meet certain criteria.

In 2015, our primary Israeli subsidiary continues to apply the benefits under the terms of the law as provided prior to the 2011 amendment.

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

Additional Information Reporting.

Under certain circumstances, we or our paying agent may be required, pursuant to the Code (or analogous provisions of non-U.S. law) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance notes or practices adopted pursuant to any such agreement, to withhold tax at a rate of 30% on all or a portion of payments of dividends or other amounts that are treated as “foreign pass-thru payments” and are made on or after January 1, 2019, if such payments are not exempt from such withholding. We believe, and this discussion assumes, that under current law payments we make on account of our ordinary shares will not be “foreign pass-thru payments” subject to such withholding; however, our treatment under these rules is not completely clear and further guidance may be issued by the IRS that would clarify how these rules might apply to dividends or other amounts paid on or with respect to ordinary shares.

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

Attention: Matthew E. Smith

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

During fiscal 2015, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, assuming the costs of executing these contracts are worthwhile. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily Canadian dollars, euros and Australian dollars, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels, Indian rupees and British pounds. We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in Israeli shekels, Canadian dollars, euros and Australian dollars. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 6 to our consolidated financial statements.

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2015. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2105, for forward contracts, and based on spot rates as of September 30, 2015 for options.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$1,285	$(13.1)

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments are invested in short-term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. As of September 30, 2015, there was $220.0 million of short-term outstanding borrowing under our revolving lines of credit, which we repaid in October 2015.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs

Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2015. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2015, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2015, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Attention: Matthew E. Smith

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

Audit Fees

Ernst & Young billed us approximately $3.2 million for audit services for fiscal 2015, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.2 million for audit services for fiscal 2014.

Audit-Related Fees

Ernst & Young billed us approximately $1.3 million for audit-related services for fiscal 2015. Audit-related services principally include SSAE 16 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.0 million for audit-related services for fiscal 2014.

Tax Fees

Ernst & Young billed us approximately $1.3 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2015. Ernst & Young billed us approximately $1.2 million for tax advice in fiscal 2014.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2015 or fiscal 2014.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2015, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2015 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/1/14-10/31/14	714,780	$45.66	714,780	$681,340,772
11/1/14-11/30/14	676,700	$47.57	676,700	$649,149,166
12/1/14-12/31/14	773,300	$47.55	773,300	$612,379,633
01/1/15-01/31/15	482,337	$47.11	482,337	$589,657,841
02/1/15-02/28/15	759,116	$50.05	759,116	$551,661,025
03/1/15-03/31/15	944,787	$52.72	944,787	$501,849,195
04/1/15-04/30/15	378,410	$54.40	378,410	$481,265,103
05/1/15-05/31/15	353,045	$54.48	353,045	$462,029,864
06/1/15-06/30/15	361,390	$55.84	361,390	$441,849,361
07/1/15-07/31/15	377,730	$55.76	377,730	$420,786,245
08/1/15-08/31/15	1,345,069	$58.48	1,345,069	$342,133,227
09/1/15-09/30/15	1,429,603	$57.39	1,429,603	$260,088,342

Total	8,596,267	$52.80	8,596,267	$260,088,342

(1)	Excludes broker and transaction fees.
(2)	From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our current share repurchase plan, adopted in April 2014, authorizes the repurchase of up to $750.0 million of our outstanding ordinary shares with no expiration date. In fiscal 2015, we repurchased 8.6 million ordinary shares at an average price of $52.80 per share (excluding broker and transaction fees). As of September 30, 2015, we had remaining authority to repurchase up to $260.1 million of our outstanding ordinary shares. The authorization permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Convertible Notes

During fiscal 2014, we purchased for cash $0.4 million aggregate principal amount of our convertible notes due 2024. Pursuant to the indenture governing the notes, the notes became convertible into our ordinary shares, at the holder’s option, beginning on July 1, 2015, and as of October 31, 2015, we had issued an aggregate of 5,989 ordinary shares upon the conversion of notes. As of October  31, 2015, $0.4 million principal amount of the notes remained outstanding.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2015, and to our website at www.amdocs.com.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2015, 2014 and 2013, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2015 and 2014
Consolidated Statements of Income for the fiscal years ended September 30, 2015, 2014 and 2013
Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2015, 2014 and 2013
Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2015, 2014 and 2013
Notes to Consolidated Financial Statements

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

Amdocs Limited

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: December 10, 2015

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibits 99.1 to Amdocs’ Form 6-K filed January 26, 2009)

1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)

2.a.1	Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of New York, as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K, filed March 5, 2004)

4.b.1†	Agreement between Amdocs, Inc. and SBC Services, Inc. for Software and Professional Services, effective August 7, 2003 (incorporated by reference to Exhibit 99.3 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)

4.b.2†	Amendments Nos. 1-33 to Agreement between the Company and AT&T Services, Inc. (f/k/a SBC Services, Inc.) for Software and Professional Services effective August 7, 2003 (incorporated by reference to Exhibit 4.b.2 to Amdocs’ Annual Report on Form 20-F, filed December 8, 2014)

4.b.3†	Amendments Nos. 34-39 to Agreement between the Company and AT&T Services, Inc. (f/k/a SBC Services, Inc.) for Software and Professional Services effective August 7, 2003

4.b.4	Amended and Restated Credit Agreement, dated as of December 12, 2014, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 12, 2014)

4.c.1	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Appendix C to Amdocs’ Report of Foreign Private Issuer on Form 6-K filed December 22, 2011)

8	Subsidiaries of Amdocs Limited

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1	Consent of Ernst & Young LLP

100.1	The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2015, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2015 and 2014, (ii) Consolidated Statements of Income for the years ended September 30, 2015, 2014 and 2013, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2015, 2014 and 2013, (iv) the Consolidated Statements of Cash Flows for the years ended September 30, 2015, 2014 and 2013, and (iv) Notes to Consolidated Financial Statements
†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2015. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2015, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2015. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part III. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amdocs Limited’s internal control over financial reporting as of September 30, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 10, 2015 expressed an unqualified opinion thereon.

/s/   ERNST & YOUNG LLP

New York, New York

December 10, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2015, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Amdocs Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2015 of Amdocs Limited and our report dated December 10, 2015 expressed an unqualified opinion thereon.

/s/   ERNST & YOUNG LLP

New York, New York

December 10, 2015

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of September 30,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$1,035,573	$1,103,269
Short-term interest-bearing investments	318,439	321,196
Accounts receivable, net	714,784	715,837
Deferred income taxes and taxes receivable	193,207	148,346
Prepaid expenses and other current assets	116,159	135,326

Total current assets	2,378,162	2,423,974
Equipment and leasehold improvements, net	309,320	288,956
Goodwill	2,049,093	1,925,225
Intangible assets, net	252,517	181,227
Other noncurrent assets	335,560	365,895

Total assets	$5,324,652	$5,185,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$111,974	$142,627
Accrued expenses and other current liabilities	535,349	422,291
Accrued personnel costs	224,232	220,630
Short-term financing arrangements	220,000	210,000
Deferred revenue	198,470	156,743
Deferred income taxes and taxes payable	73,478	48,456

Total current liabilities	1,363,503	1,200,747
Deferred income taxes and taxes payable	305,985	311,134
Other noncurrent liabilities	248,322	277,560

Total liabilities	1,917,810	1,789,441

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 267,777 and 264,735 issued and 151,150 and 156,704 outstanding, in 2015 and 2014, respectively	4,331	4,284
Additional paid-in capital	3,182,573	3,054,780
Treasury stock, at cost — 116,627 and 108,031 ordinary shares in 2015 and 2014, respectively	(3,611,105)	(3,157,085)
Accumulated other comprehensive (loss) income	(16,753)	(9,972)
Retained earnings	3,847,796	3,503,829

Total shareholders’ equity	3,406,842	3,395,836

Total liabilities and shareholders’ equity	$5,324,652	$5,185,277

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended September 30,
	2015	2014	2013
Revenue	$3,643,538	$3,563,637	$3,345,854
Operating expenses:
Cost of revenue	2,349,488	2,306,892	2,167,052
Research and development	254,944	257,896	240,266
Selling, general and administrative	440,085	445,134	418,574
Amortization of purchased intangible assets and other	70,073	58,067	38,410
Restructuring charges	13,000	—	—

	3,127,590	3,067,989	2,864,302

Operating income	515,948	495,648	481,552
Interest and other expense, net	2,544	6,098	6,075

Income before income taxes	513,404	489,550	475,477
Income taxes	67,241	67,428	63,038

Net income	$446,163	$422,122	$412,439

Basic earnings per share	$2.89	$2.65	$2.56

Diluted earnings per share	$2.85	$2.62	$2.53

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended September 30,
	2015	2014	2013
Net income	$446,163	$422,122	$412,439
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(6,630)	(10,218)	22,638
Net change in fair value of available-for-sale securities(2)	358	(283)	190
Net actuarial (losses) gains on defined benefit plan(3)	(509)	(103)	3,305

Other comprehensive (loss) income, net of tax	(6,781)	(10,604)	26,133

Comprehensive income	$439,382	$411,518	$438,572

(1)	Net of tax benefit (expense) of $2,627, $4,413 and $(7,413) for the fiscal years ended September 30, 2015, 2014 and 2013, respectively.
(2)	Net of tax benefit (expense) of $5, $2 and $(49) for the fiscal years ended September 30, 2015, 2014 and 2013, respectively.
(3)	Net of tax (expense) benefit of $(81), $38 and $(1,196) for the fiscal years ended September 30, 2015, 2014 and 2013, respectively.

The accompanying notes are an integral part of these consolidated financial statements

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income(1)	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance as of October 1, 2012	162,454	$4,077	$2,625,250	$(2,418,010)	$(25,501)	$2,847,386	$3,033,202
Comprehensive income:
Net income	—	—	—	—	—	412,439	412,439
Other comprehensive income	—	—	—	—	26,133	—	26,133

Comprehensive income							438,572
Employee stock options exercised	7,243	112	213,308	—	—	—	213,420
Repurchase of shares	(10,370)	—	—	(367,061)	—	—	(367,061)
Cash dividends declared ($0.520 per ordinary share)	—	—	—	—	—	(83,700)	(83,700)
Issuance of restricted stock, net of forfeitures	735	10	—	—	—	—	10
Equity-based compensation expense related to employees	—	—	40,340	—	—	—	40,340

Balance as of September 30, 2013	160,062	4,199	2,878,898	(2,785,071)	632	3,176,125	3,274,783
Comprehensive income:
Net income	—	—	—	—	—	422,122	422,122
Other comprehensive loss	—	—	—	—	(10,604)	—	(10,604)

Comprehensive income							411,518
Employee stock options exercised	4,395	73	128,063	—	—	—	128,136
Repurchase of shares	(8,425)	—	—	(372,014)	—	—	(372,014)
Tax benefit from equity-based awards	—	—	3,241	—	—	—	3,241
Cash dividends declared ($0.595 per ordinary share)	—	—	—	—	—	(94,418)	(94,418)
Issuance of restricted stock, net of forfeitures	672	12	—	—	—	—	12
Equity-based compensation expense related to employees	—	—	44,578	—	—	—	44,578

Balance as of September 30, 2014	156,704	4,284	3,054,780	(3,157,085)	(9,972)	3,503,829	3,395,836
Comprehensive income:
Net income	—	—	—	—	—	446,163	446,163
Other comprehensive loss	—	—	—	—	(6,781)	—	(6,781)

Comprehensive income							439,382
Employee stock options exercised	2,540	39	78,543	—	—	—	78,582
Repurchase of shares	(8,596)	—	—	(454,020)	—	—	(454,020)
Tax benefit from equity-based awards	—	—	4,690	—	—	—	4,690
Cash dividends declared ($0.665 per ordinary share)	—	—	—	—	—	(102,196)	(102,196)
Issuance of restricted stock, net of forfeitures	502	8	—	—	—	—	8
Equity-based compensation expense related to employees	—	—	44,560	—	—	—	44,560

Balance as of September 30, 2015	151,150	$4,331	$3,182,573	$(3,611,105)	$(16,753)	$3,847,796	$3,406,842

(1)	As of September 30, 2015, 2014 and 2013, accumulated other comprehensive (loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(12,152), $(5,522) and $4,696, unrealized gain (loss) on short-term interest-bearing investments, net of tax, of $319, $(39) and $244 and unrealized (loss) on defined benefit plan, net of tax, of $(4,920), $(4,411) and $(4,308).

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2015	2014	2013
Cash Flow from Operating Activities:
Net income	$446,163	$422,122	$412,439
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	174,795	162,772	140,776
Equity-based compensation expense	44,560	44,578	40,340
Deferred income taxes	(26,887)	(6,510)	12,485
Excess tax benefit from equity-based compensation	(5,949)	(3,925)	(366)
Loss from short-term interest-bearing investments	476	1,023	2,269
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	39,829	5,540	29,999
Prepaid expenses and other current assets	22,690	(1,769)	(86)
Other noncurrent assets	7,406	7,434	29,384
Accounts payable, accrued expenses and accrued personnel	63,894	73,949	(4,104)
Deferred revenue	2,434	(1,967)	(15,078)
Income taxes payable, net	23,474	1,106	(5,268)
Other noncurrent liabilities	(20,263)	4,905	27,757

Net cash provided by operating activities	772,622	709,258	670,547

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(120,503)	(111,569)	(106,724)
Proceeds from sale of short-term interest-bearing investments	252,818	379,484	311,677
Purchase of short-term interest-bearing investments	(250,184)	(389,800)	(386,876)
Net cash paid for acquisitions	(263,193)	(180,540)	(112,405)
Other	1,408	3,872	(2,801)

Net cash used in investing activities	(379,654)	(298,553)	(297,129)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	220,000	210,000	200,000
Payments under financing arrangements	(210,000)	(200,000)	(200,000)
Repurchase of shares	(454,020)	(372,014)	(367,061)
Proceeds from employee stock option exercises	78,206	128,125	213,430
Payments of dividends	(100,790)	(90,939)	(84,008)
Excess tax benefit from equity-based compensation	5,949	3,925	366
Other	(9)	(725)	(1,111)

Net cash used in financing activities	(460,664)	(321,628)	(238,384)

Net (decrease) increase in cash and cash equivalents	(67,696)	89,077	135,034
Cash and cash equivalents at beginning of year	1,103,269	1,014,192	879,158

Cash and cash equivalents at end of year	$1,035,573	$1,103,269	$1,014,192

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$51,141	$59,216	$38,441
Interest	548	628	468

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 1 — Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, entertainment and media industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience solutions primarily for leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of advertising and media solutions for local marketing service providers and search and directory publishers.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

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

Reclassifications

From time to time, certain immaterial amounts in prior years’ financial statements may be reclassified to conform to the current year’s presentation. Effective October 1, 2014, the Company combined the presentation of license and service revenue, as well as the related costs, since license revenue comprises an insignificant portion of total revenue.

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

Business Combinations

In accordance with business combination accounting, assets acquired and liabilities assumed, as well as any contingent consideration that may be part of the acquisition agreement, are recorded at their respective fair values at the date of acquisition. For acquisitions that include contingent consideration, the fair value is estimated on the acquisition date as the present value of the expected contingent payments, determined using weighted probabilities of possible payments. The Company remeasures the fair value of the contingent consideration at each reporting period until the contingency is resolved. Except for measurement period adjustments, the changes in fair value are recognized in the consolidated statements of income.

In accordance with business combination accounting, the Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. As a result of the significant judgments that need to be made, the Company obtains the assistance of independent valuation firms. The Company completes these assessments as soon as practical after the closing dates. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

Although the Company believes the assumptions and estimates of fair value it has made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the Company’s consolidated statements of income. Critical estimates in valuing certain assets acquired and liabilities assumed include, but are not limited to: future expected cash flows from license and service sales, maintenance, customer contracts and acquired developed technologies, expected costs to develop the in-process research and development into

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

commercially viable products and estimated cash flows from the projects when completed and the acquired company’s brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

The Company estimates the fair values of its services, hardware, software license and maintenance obligations assumed. The estimated fair values of these performance obligations are determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin.

The Company may establish a valuation allowance for certain deferred tax assets and estimate the value of uncertain tax positions of a newly acquired entity. This process requires significant judgment and analysis.

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

The Company recognizes the tax benefit from an uncertain tax position only if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The tax benefits recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company will classify the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes. Please see Note 10 to the consolidated financial statements.

Revenue Recognition

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, revenue is generally recognized over the course of these long-term projects, using the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the project.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Revenue from sales of hardware that functions together with the software licenses to provide the essential functionality of the product and that includes significant customization, modification, implementation and integration, is recognized as work is performed, under the percentage of completion method of accounting.

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

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement as well as, in some cases, possesses other attributes such as latitude in determining prices and selecting suppliers. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis. Revenue from third-party sales was less than 10% of revenue in each of fiscal 2015, 2014 and 2013. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as the Company is the primary obligor under the arrangement.

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

Cost of Revenue

Cost of revenue consists of all costs associated with providing software licenses and services to customers, including identified losses on contracts. Estimated losses on contracts accounted for using the percentage of completion method of accounting are recognized in the period in which the loss is identified. Cost of license includes license fees and royalty payments to software suppliers.

Cost of revenue also includes costs of third-party products associated with reselling third-party computer hardware and software products to customers and other third-party services, when the related revenue is recorded at the gross amount. Customers purchasing third-party products and services from the Company generally do so in conjunction with the purchase of the Company’s software and services.

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

The Company evaluates accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably probable. As of September 30, 2015, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 35%, which was higher than its respective portion of total revenue. As of September 30, 2014, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 32%, which was lower than its respective portion of total revenue.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Recent Accounting Standards

In November 2015, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, that requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This ASU, which may be adopted either prospectively or retrospectively, will be effective for the Company on October 1, 2017, and early adoption is permitted. Adoption of the ASU may result in changes in the Company’s financial statements presentation but will not affect the substantive content of the Company’s consolidated financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for the Company with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an ASU on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB deferred the effective date of this ASU by one year, to fiscal years beginning after December 15, 2017; however, early adoption as of the original effective date, fiscal years beginning after December 15, 2016, will be permitted. The Company is currently evaluating the methods and its timing of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

Adoption of New Accounting Standard

In 2013, the FASB issued an ASU that requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This ASU became effective for the Company in the first quarter of fiscal 2015 and its adoption resulted in a reclassification of $15,000 from noncurrent taxes payable to assets under noncurrent deferred income taxes as of December 31, 2014.

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

On July 2, 2015, the Company acquired a substantial majority of the assets of the business support systems (BSS) business unit of Comverse, Inc. (“Comverse”) for $268,073 in cash, of which a total of $13,000 was attributable to a restructuring activity initiated by the Company and was recorded in the consolidated statements of income, in accordance with authoritative guidance for business combinations. Upon this acquisition, the Company and Comverse signed a transition services agreement for services to be performed by Comverse for an agreed period following the acquisition date. This acquisition geographically complements the Company’s market focus by expanding and diversifying its global customer base, particularly in Asia Pacific, Latin America and Europe. Please see Note 9 to the consolidated financial statements.

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

Level 3:    Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2015 and 2014:

	As of September 30, 2015
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$470,286	$—	$—	$470,286
U.S. government treasuries	117,452	—	—	117,452
Corporate bonds	—	101,603	—	101,603
U.S. agency securities	—	45,181	—	45,181
Asset backed obligations	—	29,215	—	29,215
Commercial paper and certificates of deposit	2,015	25,487	—	27,502
Supranational and sovereign debt	—	10,443	—	10,443

Total available-for-sale securities	589,753	211,929	—	801,682

Derivative financial instruments, net	—	(13,097)	—	(13,097)

Other liabilities	—	—	(3,266)	(3,266)

Total	$589,753	$198,832	$(3,266)	$785,319

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

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2015 or fiscal 2014. Level 3 amounts relate to certain acquisition-related liabilities, which were valued using a Monte-Carlo simulation model. These liabilities were included in accrued expenses and other current liabilities as of September 30, 2015, and in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2014. The reduction in Level 3 liabilities during fiscal 2015 was recorded in the consolidated statements of income.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 5 — Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$470,286	$—	$—	$470,286
U.S. government treasuries	117,235	217	—	117,452
Corporate bonds	101,613	123	133	101,603
U.S. agency securities	45,105	76	—	45,181
Asset backed obligations	29,195	20	—	29,215
Commercial paper and certificates of deposit	27,502	—	—	27,502
Supranational and sovereign debt	10,423	20	—	10,443

Total(1)	$801,359	$456	$133	$801,682

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2015, $318,439 of securities were classified as short term interest-bearing investments and $483,243 of securities were classified as cash and cash equivalents.

	As of September 30, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$649,745	$—	$—	$649,745
U.S. government treasuries	118,652	88	32	118,708
Corporate bonds	102,387	152	119	102,420
U.S. agency securities	41,658	—	9	41,649
Asset backed obligations	29,160	—	65	29,095
Commercial paper and certificates of deposit	28,509	—	—	28,509
Supranational and sovereign debt	5,804	—	5	5,799
Government-guaranteed debt	1,185	2	—	1,187
Mortgages	569	—	42	527

Total(2)	$977,669	$242	$272	$977,639

(2)	As of September 30, 2014, $321,196 of securities were classified as short term interest-bearing investments and $656,443 of securities were classified as cash and cash equivalents.

As of September 30, 2015, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company recognized immaterial credit losses in fiscal 2015, 2014 and 2013.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

As of September 30, 2015, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$596,762
1 to 2 years	118,196
2 to 3 years	67,140
3 to 4 years	13,209
Thereafter	6,375

$801,682

Note 6 — Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $2,706 as of September 30, 2015. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2015. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2015 for forward contracts, and based on spot rates as of September 30, 2015 for options.

Notional Value*
Foreign exchange contracts	$1,284,959

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2015 and September 30, 2014, is as follows:

	As of September 30,
	2015	2014
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$3,631	$5,936
Other noncurrent assets	533	2,485
Accrued expenses and other current liabilities	(14,640)	(9,686)
Other noncurrent liabilities	(3,990)	(1,908)

	(14,466)	(3,173)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	4,508	7,551
Other noncurrent assets	—	26
Accrued expenses and other current liabilities	(3,139)	(5,736)
Other noncurrent liabilities	—	(26)

	1,369	1,815

Net fair value	$(13,097)	$(1,358)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years. A significant portion of the forward and option contracts outstanding as of September 30, 2015 is scheduled to mature within the next 12 months.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2015, 2014 and 2013, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	(Losses) Gains Reclassified from Other Comprehensive (Loss) Income (Effective Portion) Year Ended September 30,
	2015	2014	2013
Line item in consolidated statements of income:
Revenue	$1,077	$539	$(66)
Cost of revenue	(13,624)	15,424	(2,945)
Research and development	(3,621)	4,056	803
Selling, general and administrative	(4,074)	4,072	661

Total	$(20,242)	$24,091	$(1,547)

The activity related to the changes in net unrealized (losses) gains on cash flow hedges recorded in accumulated other comprehensive (loss) income, net of tax, is as follows:

	Year Ended September 30,
	2015	2014	2013
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$(5,522)	$4,696	$(17,942)
Changes in fair value of cash flow hedges, net of tax	(23,432)	9,162	20,035
Reclassification of losses (gains) into earnings, net of tax	16,802	(19,380)	2,603

Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(12,152)	$(5,522)	$4,696

(Losses) gains from cash flow hedges recognized in other comprehensive (loss) income were $(29,499), $9,460 and $28,504, or $(23,432), $9,162 and $20,035, net of taxes, during the fiscal years ended September 30, 2015, 2014 and 2013, respectively.

Of the net losses related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive (loss) income as of September 30, 2015, a net loss of $9,578 will be reclassified into earnings during fiscal 2016 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2015, 2014 and 2013, was not material.

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

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2015, 2014 and 2013, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income Year Ended September 30,
	2015	2014	2013
Line item in statements of income:
Revenue	$339	$18	$362
Cost of revenue	(8,668)	(3,446)	4,666
Research and development	(830)	(432)	1,136
Selling, general and administrative	(1,827)	(821)	1,276
Interest and other expense, net	30,150	9,080	4,145
Income taxes	1,822	657	(1,179)

Total	$20,986	$5,056	$10,406

Note 7 — Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of September 30,
	2015	2014
Accounts receivable — billed	$668,424	$617,712
Accounts receivable — unbilled	80,197	134,523
Less — allowances	(33,837)	(36,398)

Accounts receivable, net	$714,784	$715,837

Note 8 — Equipment and Leasehold Improvements, Net

Components of equipment and leasehold improvements, net are:

	As of September 30,
	2015	2014
Computer equipment	$1,132,152	$1,071,720
Leasehold improvements	201,765	192,007
Furniture, fixtures and other	60,904	65,071

	1,394,821	1,328,798
Less accumulated depreciation	(1,085,501)	(1,039,842)

	$309,320	$288,956

Total depreciation expense on equipment and leasehold improvements for fiscal 2015, 2014 and 2013, was $108,169, $105,364 and $104,624, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

As of September 30, 2015 and 2014, the unamortized software assets developed for internal use were $85,957 and $73,813, respectively, and are presented under Computer equipment in the table above.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of October 1, 2013	$1,818,334
Goodwill resulting from acquisitions(1)	100,935
Other	5,956

As of September 30, 2014	1,925,225
Goodwill resulting from acquisitions(2)	123,987
Other	(119)

As of September 30, 2015	$2,049,093

(1)	Mainly relates to the acquisition of Celcite. In allocating the total preliminary purchase price of Celcite based on estimated fair values, the Company recorded $78,142 of goodwill, $46,432 of customer relationships to be amortized over approximately four years, $22,372 of core technology to be amortized over approximately three years and $1,781 of other intangible assets to be amortized over approximately three years.
(2)	Mainly relates to the acquisition of a substantial majority of the BSS assets of Comverse. In allocating the total preliminary purchase price of the acquired assets based on estimated fair values, the Company recorded $118,101 of goodwill, $97,000 of core technology to be amortized over a weighted average of approximately four years and $38,639 of customer relationships to be amortized over a weighted average of approximately five years.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal 2015, 2014 or 2013.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Estimated Useful Life (in years)	Gross	Accumulated Amortization	Net
September 30, 2015
Core technology	2-8	$531,669	$(398,898)	$132,771
Customer relationships	3-15	439,435	(328,747)	110,688
Intellectual property rights and purchased computer software	—	51,996	(51,996)	—
Other	3-10	31,666	(22,608)	9,058

Total		$1,054,766	$(802,249)	$252,517

September 30, 2014
Core technology	3-8	$434,669	$(367,609)	$67,060
Customer relationships	4-15	398,519	(297,791)	100,728
Intellectual property rights and purchased computer software	—	51,996	(51,996)	—
Other	1-10	31,666	(18,227)	13,439

Total		$916,850	$(735,623)	$181,227

The following table presents the amortization expense of the Company’s definite-lived purchased intangible assets, included in each financial statement caption reported in the consolidated statements of income:

	Year Ended September 30,
	2015	2014	2013
Cost of revenue	$1,609	$1,609	$1,609
Amortization of definite-lived purchased intangible assets	65,017	55,799	34,543

Total	$66,626	$57,408	$36,152

The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2015 is as follows:

Amount
Fiscal year:
2016	$90,488
2017	76,742
2018	46,958
2019	22,863
2020	10,707
Thereafter	4,759

Total	$252,517

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 10 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2015	2014	2013
Current	$94,128	$73,938	$50,553
Deferred	(26,887)	(6,510)	12,485

	$67,241	$67,428	$63,038

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

During fiscal years 2014 and 2013, the Company recognized $4,179 and $14,671, respectively, of deferred income tax expense as a result of enacted changes in tax laws or rates. During fiscal 2015, the Company recognized immaterial deferred income tax expense as a result of enacted changes in tax laws or rates.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2015	2014
Deferred tax assets:
Deferred revenue	$69,680	$49,624
Employee compensation and benefits	75,401	72,832
Intangible assets, computer software and intellectual property	14,937	11,481
Tax credits, net capital and operating loss carryforwards	114,709	163,913
Other	68,300	47,301

Total deferred tax assets	343,027	345,151
Valuation allowances	(112,165)	(128,207)

Total deferred tax assets, net	230,862	216,944

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(58,774)	(56,868)
Intangible assets, computer software and intellectual property	(118,650)	(113,920)
Other	(19,886)	(24,262)

Total deferred tax liabilities	(197,310)	(195,050)

Net deferred tax assets	$33,552	$21,894

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2015	2014	2013
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	13	14	13

Effective income tax rate	13%	14%	13%

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

(1)	In fiscal 2015, foreign taxes included a net benefit of $7,594 due to settlements of tax audits in certain jurisdictions that resulted in a reduction to the Company’s provision for gross unrecognized tax benefits, partially offset by an increase to the Company’s taxes payable. Foreign taxes in fiscal 2015 also included a decrease of $17,232 that was attributable to the expiration of statutes of limitations related to unrecognized tax benefits accumulated over several years in certain jurisdictions, which was partially offset by a provision for a new uncertain tax position of $6,000 recognized during fiscal 2015. In addition, foreign taxes in fiscal 2015 included a net benefit of $22,895 resulting from the release of valuation allowances on deferred tax assets at several of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income. In fiscal 2014, foreign taxes included a benefit of $18,709 attributable to the expiration during fiscal 2014 of statutes of limitations related to unrecognized tax benefits accumulated over several years in certain jurisdictions, as well as a benefit of $14,557 as a result of a tax position settled during fiscal 2014. In fiscal 2013, foreign taxes included a benefit of $29,786 attributable to the expiration during fiscal 2013 of statutes of limitations related to unrecognized tax benefits accumulated over several years in certain jurisdictions.

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

During fiscal 2015, the net decrease in valuation allowances was $16,042, which related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2015, the Company had tax credits, net capital and operating loss carryforwards of $451,247, of which $98,912 have expiration dates through 2035, and the remainder do not expire.

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

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2015	2014	2013
Balance at beginning of fiscal year	$123,942	$130,371	$133,874
Additions based on tax positions related to the current year	22,314	22,821	19,527
Additions for tax positions of prior years	11,125	4,016	10,750
Reductions for tax positions of prior years	—	—	—
Settlements with tax authorities	(13,443)	(14,557)	(3,994)
Lapse of statute of limitations	(17,232)	(18,709)	(29,786)

Balance at end of fiscal year	$126,706	$123,942	$130,371

The total amount of unrecognized tax benefits, which includes interest and penalties, was $126,706 as of September 30, 2015, and $123,942 as of September 30, 2014, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2015, the Company had accrued $22,219 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $1,364 was recognized in the statements of income

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

in fiscal 2015. As of September 30, 2014, the Company had accrued $20,855 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $1,729 was recognized in the statements of income in fiscal 2014.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2015, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

It is reasonably possible that the amount of unrecognized tax benefits may decrease by $3,660 during fiscal 2016 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

Note 11 — Repurchase of Shares

From time to time, the Company’s Board of Directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The current share repurchase plan, adopted by the Company’s Board of Directors on April 30, 2014, authorizes the repurchase of up to $750,000 of the Company’s outstanding ordinary shares with no expiration date. In fiscal 2015, the Company repurchased approximately 8,596 ordinary shares at an average price of $52.80 per share (excluding broker and transaction fees). As of September 30, 2015, the Company had remaining authority to repurchase up to $260,088 of its outstanding ordinary shares. The authorization permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate.

Note 12 — Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on the Company’s credit ratings. In December 2014, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. As of September 30, 2015, the Company was in compliance with the financial covenants under the revolving credit facility. In September 2015, the Company borrowed an aggregate of $220,000 under the facility and repaid it in October 2015. In September 2014, the Company borrowed an aggregate of $210,000 under the facility and repaid it in October 2014.

As of September 30, 2015, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $73,706. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

Note 13 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2015	2014
Project-related provisions	$201,719	$126,037
Dividends payable(1)	25,697	24,291
Derivative instruments(2)	17,779	15,422
Acquisition-related liabilities(3)	3,266	15,397
Other	286,888	241,144

	$535,349	$422,291

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

(1)	The amounts payable as a result of the July 29, 2015 and the July 29, 2014 dividend declarations. Please see Note 18 to the consolidated financial statements.
(2)	Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments. Please see Note 6 to the consolidated financial statements.
(3)	Classified as a Level 3 liability. Please see Note 4 to the consolidated financial statements.

Note 14 — Interest and other expense, net

Interest and other expense, net, consists of the following:

	Year Ended September 30,
	2015	2014	2013
Interest income	$(4,615)	$(4,075)	$(4,915)
Interest expense	3,142	3,483	3,557
Foreign exchange loss	8,130	3,447	4,279
Other, net	(4,113)	3,243	3,154

	$2,544	$6,098	$6,075

Note 15 — Contingencies and Commitments

Commitments

The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments, which include rent and other payments the Company is obligated to make, based on the Company’s contractual obligations as of September 30, 2015 are as follows:

For the year ended September 30,
2016	$62,178
2017	50,257
2018	44,731
2019	39,282
2020	19,225
Thereafter	31,318

$246,991

Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $1,067, $306, $317 and $219 for the years ended September 30, 2016, 2017, 2018, and 2019, respectively.

Rent expense net of sublease income was approximately $47,032, $45,032 and $45,610 for fiscal 2015, 2014 and 2013, respectively.

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In the ordinary course of its business, the Company provides certain customers with financial performance guarantees which, in certain cases, are backed by lines of credit. The Company is only liable for the amounts of those guarantees in the event of the Company’s nonperformance, which would permit the customer to exercise the guarantee.

The Company generally offers its products with a limited warranty for a period of 90 days or more. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal 2015, 2014 and 2013.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

Note 16 — Employee Benefits

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability amounted to $216,946 and $212,803 as of September 30, 2015 and 2014, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $170,816 and $172,906 as of September 30, 2015 and 2014, respectively, and are included in other noncurrent assets. The accrued severance expenses were $31,086, $27,490 and $22,326 for fiscal 2015, 2014 and 2013, respectively.

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal 2015, 2014 and 2013 under such plans were not material compared to total operating expenses.

The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for certain employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees, discount rate, inflation and expected health care costs. The fair value of the employee benefit plans’ assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experienced gains and losses. The Company recognized the funded status of such plans in the balance sheet. The pension and other benefits costs related to the non-contributory defined benefit plans were immaterial in fiscal 2015, 2014 and 2013.

Note 17 — Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

employees, officers, directors, and consultants. The purpose of the Equity Incentive Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan and extend its term. The maximum number of ordinary shares currently authorized to be granted under the Equity Incentive Plan is 62,300. Awards granted under the Equity Incentive Plan generally vest over a period of four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the fiscal year ended September 30, 2015:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2014	9,563	$33.72
Granted	2,418	49.49
Exercised	(2,540)	30.94
Forfeited	(569)	37.40

Outstanding as of September 30, 2015(1)	8,872	$38.58

Exercisable as of September 30, 2015(1)	3,230	$31.99

(1)	As of September 30, 2015, the weighted average remaining contractual life of outstanding and exercisable options was 7.26 and 5.37 years, respectively.

The following table summarizes information relating to awards of restricted shares, as well as changes during the fiscal year ended September 30, 2015:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2014	1,886	$36.09
Granted	665	49.80
Vested	(810)	34.62
Forfeited	(130)	38.10

Outstanding as of September 30, 2015	1,611	$42.33

The total intrinsic value of options exercised during fiscal 2015, 2014 and 2013 was $51,812, $62,640 and $44,604, respectively.

The value of restricted shares vested during fiscal 2015, 2014 and 2013 was $39,734, $26,737 and $20,891, respectively.

The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2015 was $162,416 and $80,411, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Employee equity-based compensation pre-tax expense for the years ended September 30, 2015, 2014 and 2013 was as follows:

	Year Ended September 30,
	2015	2014	2013
Cost of revenue	$15,621	$17,496	$18,284
Research and development	3,400	3,599	3,805
Selling, general and administrative	25,539	23,483	18,251

Total	$44,560	$44,578	$40,340

The total income tax benefit recognized in the consolidated statements of income for stock-based compensation (including restricted shares) for fiscal 2015, 2014 and 2013 was $5,490, $5,295 and $4,150, respectively.

As of September 30, 2015, there was $38,547 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method, which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2015	2014	2013
Risk-free interest rate(1)	1.26%	1.30%	0.74%
Expected life of stock options(2)	4.50	4.50	4.50
Expected volatility(3)	15.6%	17.3%	22.7%
Expected dividend yield(4)	1.37%	1.45%	1.48%
Fair value per option	$5.97	$5.56	$5.74

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on blended volatility. Please see Note 2 to the consolidated financial statements.
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 18 — Dividends

The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2015, 2014 and 2013:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date

July 29, 2015	$0.170	September 30, 2015	$25,697	October 16, 2015
April 29, 2015	$0.170	June 30, 2015	$26,127	July 17, 2015
January 27, 2015	$0.170	March 31, 2015	$26,286	April 16, 2015
November 4, 2014	$0.155	December 31, 2014	$24,086	January 16, 2015

July 29, 2014	$0.155	September 30, 2014	$24,291	October 17, 2014
April 30, 2014	$0.155	June 30, 2014	$24,576	July 18, 2014
January 29, 2014	$0.155	March 31, 2014	$24,799	April 17, 2014
November 5, 2013	$0.130	December 31, 2013	$20,752	January 17, 2014

July 31, 2013	$0.130	September 30, 2013	$20,812	October 18, 2013
April 30, 2013	$0.130	June 28, 2013	$20,929	July 19, 2013
January 30, 2013	$0.130	March 28, 2013	$20,927	April 19, 2013
November 6, 2012	$0.130	December 31, 2012	$21,032	January 18, 2013

The amount payable as a result of the July 29, 2015 declaration was included in accrued expenses and other current liabilities as of September 30, 2015.

On November 10, 2015, the Company’s Board of Directors approved the next quarterly dividend payment, at the rate of $0.170 per share, and set December 31, 2015 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 15, 2016.

On November 10, 2015, the Company’s Board of Directors also approved, subject to shareholder approval at the February 2016 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.195 per share, anticipated to be paid in April 2016.

Note 19 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2015	2014	2013
Numerator:
Numerator for basic and diluted earnings per share	$441,596	$422,122	$412,439

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	152,832	159,012	161,330
Effect of assumed conversion of 0.50% convertible notes	14	20	24
Effect of dilutive stock options granted	2,372	2,334	1,764

Denominator for dilutive earnings per share — adjusted weighted average shares and assumed conversions	155,218	161,366	163,118

Basic earnings per share	$2.89	$2.65	$2.56

Diluted earnings per share	$2.85	$2.62	$2.53

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The numerator for basic and diluted earnings per share excludes income attributable to participating restricted shares, and the denominator for basic and diluted earnings per share does not include shares attributable to participating restricted shares.

The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

For the fiscal years ended September 30, 2015, 2014 and 2013, 724, 1,064 and 3,005 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

Note 20 — Segment Information and Sales to Significant Customers

The Company and its subsidiaries operate in one operating segment, providing software products and services for the communications, entertainment and media industry service providers.

Geographic Information

The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

	Year Ended September 30,
	2015	2014	2013
Revenue
North America (mainly United States)	$2,555,539	$2,589,613	$2,423,067
Europe	422,095	450,669	398,400
Rest of the world	665,904	523,355	524,387

Total	$3,643,538	$3,563,637	$3,345,854

	As of September 30,
	2015	2014
Long-lived Assets(1)
Europe	$102,434	$88,218
North America (mainly United States)	79,693	77,273
Rest of the world:
Israel	59,581	56,289
India	34,472	27,479
Others	33,140	39,697

Total	$309,320	$288,956

(1)	Equipment and leasehold improvements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Revenue and Customer Information

Customer experience solutions include the following offerings: revenue and customer management, operational support systems (OSS), network control, optimization and virtualization, digital lifestyle services, big data analytics, machine-to-machine (M2M) solutions and mobile financial services. Customer experience solutions also include a comprehensive line of services such as strategic business consulting, systems integration and transformation, managed services and testing. Directory includes comprehensive set of products and services for local marketing service providers and search and directory publishers.

	Year Ended September 30,
	2015	2014	2013
Customer experience solutions	$3,542,531	$3,435,478	$3,185,637
Directory	101,007	128,159	160,217

Total	$3,643,538	$3,563,637	$3,345,854

Sales to Significant Customers

The Company had one customer that accounted for at least ten percent of its total revenue in each of fiscal 2015, 2014 and 2013. The percentage of revenue from this customer out of total revenue during fiscal 2015, 2014 and 2013 was 34%, 33% and 28%, respectively.

Note 21 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2015
Revenue	$926,776	$907,897	$902,578	$906,287
Operating income	109,700	126,727	138,000	141,521
Net income	91,130	107,782	116,261	130,990
Basic earnings per share	0.60	0.70	0.75	0.84
Diluted earnings per share	0.59	0.69	0.74	0.83
2014
Revenue	$900,261	$902,477	$896,854	$864,045
Operating income	126,107	125,003	123,848	120,690
Net income	100,503	109,827	110,357	101,435
Basic earnings per share	0.64	0.69	0.69	0.64
Diluted earnings per share	0.63	0.68	0.68	0.63

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Accounts Receivable Allowances	Valuation Allowances on Net Deferred Tax Assets
Balance as of October 1, 2012	$16,564	$117,011
Charged to costs and expenses	5,851	23,199	(1)
Charged to other accounts	1,176 (3)	2,552	(2)
Deductions	(3,256)	(15,560	)(4)

Balance as of September 30, 2013	20,335	127,202
Charged to costs and expenses	6,100	12,725	(5)
Charged to other accounts	12,754	4,418	(6)
Deductions	(2,791)	(16,138	)(7)

Balance as of September 30, 2014	36,398	128,207
Charged to costs and expenses	13,328	24,040	(8)
Charged to other accounts	552	—
Deductions	(16,441)	(40,082	)(9)

Balance as of September 30, 2015	$33,837	$112,165

(1)	Valuation allowances recorded on deferred tax assets during fiscal 2013.

(2)	Valuation allowances on deferred tax assets recorded in connection with an immaterial acquisition in fiscal 2013.

(3)	$109 was related to an immaterial acquisition in fiscal 2013 and was charged to other accounts during fiscal 2013.

(4)	$7,707 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released primarily to earnings.

(5)	Valuation allowances recorded on deferred tax assets during fiscal 2014.

(6)	Includes mainly valuation allowances on deferred tax assets incurred in connection with an immaterial acquisition in fiscal 2014.

(7)	$9,641 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(8)	Valuation allowances recorded on deferred tax assets during fiscal 2015.

(9)	$2,235 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.