Form 20-F
period 2016-09-30
AMDOCS LTD
filed 2016-12-12
CIK 1062579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2016

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

Ordinary Shares, par value £0.01	147,134,228(1)
(Title of class)	(Number of shares)

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

(1)	Net of 123,862,565 shares held in treasury. Does not include 7,762,679 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our stock option plan or by companies we have acquired.

AMDOCS LIMITED

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2016

i

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products, refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2016 as “fiscal 2016.”

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

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; the loss of a significant customer; consolidation within the industries in which our customers operate; our ability to derive revenues in the future from our current research and development efforts; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these and other important factors, please read the information set forth below under the caption “Risk Factors.”

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2016 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2016	2015	2014	2013	2012
	(In thousands, except share data)
Statement of Operations Data:
Revenue	$3,718,229	$3,643,538	$3,563,637	$3,345,854	$3,246,903
Operating income	483,141	515,948	495,648	481,552	442,472
Net income	409,331	446,163	422,122	412,439	391,371
Basic earnings per share	2.74	2.89	2.65	2.56	2.33
Diluted earnings per share	2.71	2.85	2.62	2.53	2.31
Dividends declared per share(1)	0.755	0.665	0.595	0.520	0.130

	2016	2015	2014	2013	2012
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$1,095,723	$1,354,012	$1,424,465	$1,326,380	$1,118,177
Total assets	5,331,355	5,324,652	5,185,277	4,925,813	4,645,223
Long-term obligations
Convertible senior notes(2)	—	571	603	1,020	1,020
Shareholders’ equity	3,453,561	3,406,842	3,395,836	3,274,783	3,033,202

(1)	In the fourth quarter of fiscal 2012, we instituted a discretionary quarterly cash dividend program in the amount of $0.13 per share, with the first payment in the first quarter of fiscal 2013. In January 2014, January 2015 and February 2016, our shareholders approved increases in the rate of the quarterly cash dividend to $0.155 per share, $0.17 per share and $0.195 per share, respectively. In November 2016, our Board of Directors approved, subject to shareholder approval at the January 2017 annual general meeting of shareholders, an increase in the rate of the quarterly cash dividend to $0.22 per share, with the first payment anticipated to be paid in April 2017.
(2)	On September 6, 2016 (the “Redemption Date”), we redeemed all of our outstanding convertible notes due 2024 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest up to, but excluding, the Redemption Date.

	Ordinary Shares		Additional Paid-In Capital	Treasury Stock
	Shares	Amount
	(In thousands)
Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2013	160,062	$4,199	$2,878,898	$(2,785,071)
Employee stock options exercised	4,395	73	128,063	—
Repurchase of shares(1)	(8,425)	—	—	(372,014)
Tax benefit from equity-based awards	—	—	3,241	—
Issuance of restricted stock, net of forfeitures	672	12	—	—
Equity-based compensation expense related to employees	—	—	44,578	—

Balance as of September 30, 2014	156,704	$4,284	$3,054,780	$(3,157,085)

Employee stock options exercised	2,540	39	78,543	—
Repurchase of shares(1)	(8,596)	—	—	(454,020)
Tax benefit from equity-based awards	—	—	4,690	—
Issuance of restricted stock, net of forfeitures	502	8	—	—
Equity-based compensation expense related to employees	—	—	44,560	—

Balance as of September 30, 2015	151,150	$4,331	$3,182,573	$(3,611,105)

Employee stock options exercised	2,694	39	89,728	—
Repurchase of shares(1)	(7,236)	—	—	(413,423)
Tax benefit from equity-based awards	—	—	7,788	—
Issuance of restricted stock, net of forfeitures	526	7	—	—
Equity-based compensation expense related to employees	—	—	42,700	—

Balance as of September 30, 2016	147,134	$4,377	$3,322,789	$(4,024,527)

(1)	From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. In April 2014, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares and in February 2016, adopted another share repurchase plan for the repurchase of up to an additional $750.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In May 2016, we completed the repurchase of the remaining authorized amount under the April 2014 share repurchase plan and began executing repurchases under the February 2016 plan. In fiscal year 2016, we repurchased 7.2 million ordinary shares at an average price of $57.12 per share (excluding broker and transaction fees). As of September 30, 2016, we had remaining authority to repurchase up to $596.8 million of our outstanding ordinary shares under the February 2016 plan.

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

We may not receive significant revenues from our current research and development efforts for several years, if at all.

Developing software and digital products is expensive and the investment in the development of these products often involves a long return on investment cycle. An important element of our corporate strategy is to continue to make significant investments in research and development and related products and service opportunities both through internal investments and the acquisition of intellectual property from companies that we have acquired. Accelerated products and service introductions and short software and hardware life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we cannot guarantee that we will receive significant revenues from these investments for several years, if at all.

Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers could harm our results of operations.

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 33% of our revenue in fiscal 2016 and 34% in fiscal 2015 (Revenue attributable to DIRECTV following its July 2015 acquisition by AT&T has been included in the total revenue attributable to AT&T). Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 73% of our revenue in fiscal 2016 and 72% in fiscal 2015. The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

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

We seek to acquire companies or technologies and cannot assure you that these acquisitions will enhance our products and services or strengthen our competitive position, and they may adversely affect our results of operations.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and the network control and optimization domains. Consistent with this strategy, we are actively evaluating potential acquisition opportunities, some of which could be significant, stand alone or in the aggregate. In the future, we intend to continue to pursue acquisitions of other companies, products, services and technologies that we believe will advance our business strategy. However, we may not be able to identify suitable future acquisition candidates, consummate acquisitions on favorable terms or complete otherwise favorable acquisitions because of antitrust, regulatory or other concerns.

We cannot assure you that the acquisitions we have completed, or any future acquisitions that we may make, will enhance our products and services or strengthen our competitive position. Due to the multiple risks and difficulties associated with any acquisition, there can be no assurance that we will be successful in achieving our expected strategic, operating, and financial goals for any such acquisition.

We may not be successful in the integration of our acquisitions.

We cannot assure you that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. In some instances, we may need to depend on the seller of an acquired business to provide us with certain transition services in order to meet the needs of our customers. Any failure to recognize significant defects in the internal control policies of acquired companies or properly integrate and retain personnel, and any interruptions of transition services, may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

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

At times, we have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue to occur. Fluctuations may result from many factors, including:

•	the size, timing and pace of progress of significant customer projects and license and service fees,

•	delays in or cancellations of significant projects by customers,

•	changes in operating expenses,

•	increased competition,

•	changes in our strategy,

•	personnel changes,

•	foreign currency exchange rate fluctuations,

•	penetration of new markets, regions, customers and domains, and

•	general economic and political conditions.

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

Acquisitions, organic growth and absorption of significant numbers of customers’ employees in connection with managed services projects have, from time to time, increased our headcount. Our total workforce, which includes employees and consultants, has increased from 24,950 at the end of fiscal 2015 to 25,561 as of September 30, 2016. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, which we may have difficulties doing successfully.

Volatility and turmoil in the world’s capital markets may adversely affect our investment portfolio and other financial assets.

Our cash, cash equivalents and short-term interest-bearing investments totaled $896 million, net of short-term debt, as of September 30, 2016. Our policy is to retain sufficient cash balances in order to support our growth. Our short-term investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.

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

We are affected by risks associated with conducting business internationally. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States, and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America, we obtain significant revenue from customers in Europe, the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer bases and to continue to expand into international markets, including emerging markets, such as those in Latin America, Russia and other members of the Commonwealth of Independent States, India and Southeast Asia. Conducting business internationally exposes us to certain risks inherent in doing business in numerous markets, including:

•	lack of acceptance of non-localized products or services,

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions, including those applicable to employees and the terms of employment,

•	difficulties in staffing and managing foreign operations,

•	longer payment cycles,

•	difficulties in collecting accounts receivable, converting local currencies or withholding taxes,

•	capital restrictions that limit the repatriation of earnings,

•	trade barriers,

•	challenges in complying with complex foreign and U.S. laws and regulations, including communication, trade sanctions, export controls, and privacy regulations,

•	immigration regulations that limit our ability to deploy our employees,

•	political instability and threats of terrorism,

•	currency exchange rate fluctuations,

•	foreign ownership restrictions,

•	regulations on the transfer of funds to and from foreign countries,

•	the lack of well-established or reliable legal systems in some countries,

•	variations in effective income tax rates and tax policies among countries where we conduct business; and

•	the results of the referendum in favor of the United Kingdom exiting the European Union and the timing and manner of any such exit, as and when it occurs.

One or more of these factors could have a material adverse effect on our operations, which could harm our results of operations and financial condition.

As we continue to develop our business internationally, including in emerging markets, we face increasing challenges that could adversely impact our results of operations, reputation and business.

As we continue our efforts to expand our business internationally, including in emerging markets such as those in Latin America, Russia and other members of the Commonwealth of Independent States, India and Southeast Asia, we face a number of challenges. These challenges include those related to more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), inadvertent breaches of local laws or regulations and difficulties in recruiting sufficient personnel with appropriate skills and experience. In addition, local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

Our ability to serve our customers depends on our ability to protect our systems and infrastructure against damage from fire, power loss, water damage, telecommunications failure, cyber-attacks, earthquake, severe weather condition, terrorism attack, vandalism and other similar unexpected adverse events. We also depend on various cloud providers which provide us environments, tools and applications on which we provide our products. Although we maintain insurance that we believe is appropriate for our business and industry, such coverage may not be sufficient to compensate for any significant losses that may occur as a result of any of these events. In addition, we have experienced systems outages and service interruptions in the past, none of which has had a material adverse effect on us. However, a prolonged system-wide outage or frequent outages for our infrastructure or our cloud providers’ infrastructure could cause harm to our customers and to our reputation and reduce the attractiveness of our services significantly, which could result in decreased demand for our products and services and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.

If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data or our IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable and our business may be harmed.

Our products and services, including our cloud offerings, store, retrieve, and manage our customers’ information and data, as well as our own data. We have a reputation for secure and reliable product offerings and related services and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external data that we manage. Despite our efforts to implement network security measures, we cannot guarantee that our systems are fully protected from vulnerabilities related to IT-related viruses, worms and other malicious software programs, attacks, break-ins and similar disruptions from unauthorized tampering by computer hackers and others. Such cybersecurity incident could include an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. “Phishing” and other types of attempts to obtain unauthorized information or access are often sophisticated and difficult to detect or defeat. In addition, security measures in our products and services may be penetrated or bypassed by computer hackers and others who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks, data or systems. These actors may use a wide variety of methods, which may include developing and deploying malicious software to attack our products and services and gain access to our networks and datacenters, using social engineering techniques, or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. This is also true for third party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner or employee error or malfeasance and third parties may attempt to fraudulently induce customers, partners, employees or suppliers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information, of us, our partners or our customers.

If a cyber-attack or other security incident (for example phishing, advanced persistent threats, or social engineering) were to result in unauthorized access to, or deletion of, and/or modification and/or exfiltration of our customers’ data, other external data or our own data or our IT systems or if the services we provide to our customers were disrupted, customers could lose confidence in the security and reliability of our products and services, including our cloud offerings, and perceive them not to be secure. This in turn could lead to fewer customers using our products and services and result in reduced revenue and earnings. The costs we would incur to address and fix these security incidents would increase our expenses. These risks will increase as we continue to grow our cloud and network offerings and store and process increasingly large amounts of data, including personal information and our customers’ confidential information and data and other external data, and host or manage parts of our customers’ businesses in cloud-based IT environments. In addition, we have acquired certain companies, products, services and technologies over the years and have partnered with other companies for certain of our other offerings. While we make significant efforts to address any IT security issues with respect to our acquired companies and partners, we may still inherit such risks when we integrate these companies, products, services and technologies or work with our partners.

Any of the events described above could cause our customers to make claims against us for damages allegedly resulting from a security breach or service disruption, and security incidents could also lead to data or privacy breaches, regulatory investigations and claims, all of which could increase our legal liability.

Changes in the tax policies and regulations imposed by the jurisdictions in which we operate, the termination or reduction of certain government programs and tax benefits, or challenges by tax authorities of our tax positions could adversely affect our overall effective tax rate.

There can be no assurance that our effective tax rate of 15.5% for the year ended September 30, 2016 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate.

We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. For example, through a subsidiary, we operate development centers and a business processing operations center in India. In 2016, the effective corporate tax rate applicable in India on trading activities was 34.6%. Our subsidiary in India operates under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, these activities are entitled to considerable corporate income tax reductions for our eligible income, which reduce the current applicable effective tax rate (cash basis) to 20.0%. Such favorable tax treatment is applied on eligible profits from export of services derived from such pre-approved information technology activity, provided the subsidiary continues to meet the conditions required for such tax benefits. These benefits are scheduled to phase out over 15 years from the commencement of operations of the respective units within our Indian subsidiary. Please see “Item 10 — Additional Information — Taxation — Certain Indian Tax Considerations” for more information.

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

There is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package require specific amendments to the domestic tax legislation of various jurisdictions. We continuously monitor these developments. However, it is still difficult to assess to what extent these changes would ultimately be implemented in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. As these and other tax laws and related regulations change, our financial results could be harmed.

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

ITEM 4. INFORMATION ON THE COMPANY

History, Development and Organizational Structure of Amdocs

Amdocs Limited was organized as a company with limited liability under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing software and services solutions to enable communications, entertainment and media companies that are major service providers in North America, Europe and the rest of the world to move toward an integrated approach to customer experience. Our registered office is Hirzel House, Smith Street, St. Peter Port, Island of Guernsey, GY1 2NG, and the telephone number at that location is +44-1481-728444.

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

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and the network control and optimization domains. In 2014 we acquired substantially all of the assets of Celcite Management Solutions LLC, a provider of network management and self-optimizing network solutions. In July 2015, we acquired a substantial majority of the business support systems (BSS) assets of Comverse, Inc., which geographically complemented our market focus by expanding and diversifying our global customer base, particularly in Asia Pacific, Latin America and Europe. In January 2016, we acquired cVidya Networks, Inc., a vendor of revenue assurance and fraud management solutions, which adds to our capabilities in the area of revenue guard and fraud management. Additionally, in September 2016, we acquired Vindicia, Inc., a software-as-a-service subscription management and payment solution provider, Brite:Bill Group Limited, a provider of personalized digital interactive billing services and Pontis, Inc., a provider of contextual digital engagement solutions, which we believe will, among other things, enable us to expand our digital offerings.

As the result of our organic growth and acquisitions, our software and information technology, sales and marketing workforce has increased over the last three years from 21,112 as of the end of fiscal 2014 to 23,971 as of the end of fiscal 2016. In the past, our workforce has fluctuated with changes in business conditions.

Our principal capital expenditures for fiscal 2016, 2015 and 2014 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $111.1 million, $107.3 million and $94.1 million, respectively. Any future expansion of our managed services activity could result in additional capital expenditures. We anticipate our capital expenditures in fiscal 2017 will be financed internally and will consist of, among other things, additional computer equipment.

Business Overview

Amdocs is a leading provider of software and services for communications, Pay TV, entertainment and media industry service providers in developed countries and emerging markets. These communications and cable service providers include some of the largest telecommunications companies in the world, including AT&T, Bell Canada, Deutsche Telekom, Singtel, Sprint, Telefonica and Vodafone, as well as cable and satellite providers, including Altice (USA), Comcast, J:COM and Rogers Communications, midsized communications businesses and mobile virtual network enablers/mobile virtual network operators and directory publishers and other providers of media services.

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS), network solutions and big data analytics to enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data, support new business models and generally enhance their understanding of their customers. Our technology and expertise help service providers to further transform into digital service providers, enhance their over-the-top (OTT) entertainment offerings and serve their customers across all channels. We refer to these products, systems and services collectively as customer experience solutions because of the crucial impact they have on the service providers’ end-user experience.

We believe the demand for our customer experience solutions is driven by our clients continued transformation into digital service providers to provide wireless access services, content and apps on any device through digital channels. Our solutions enable service providers to help their consumer and business customers navigate the increasing number of devices, services and plans available in today’s digital world and the need of service providers to cope with the rapidly growing demand for data that these devices and services have created, as well as to compete with OTT-focused players. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of interaction and across all channels.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States and have operations in North America, Europe, Israel, Latin America and the Asia-Pacific region.

Industry Background

We believe that service providers will maintain a strong focus on growing new revenue streams, cost reduction and efficient operations, and that the trends of ongoing digital transformation and consolidation within the industry will continue. The smartphone and associated communications and entertainment applications, or apps, other connected devices such as tablets, e-readers, wearables, and improvements in the Internet of Things (IoT) technology continue to drive unprecedented growth in the demand for multi-modal customer engagement capabilities and data. In response to the demand for digital experiences, service providers are continuing to focus on providing digital services, investing in their networks to meet the demand for increased bandwidth and searching for ways to provide new digital services, improve their business agility and optimize and monetize their investments in such services.

Non-traditional service providers and device manufacturers continue to penetrate the wireless market and are now competing for customer attention in the entertainment market as well. Additionally, social networks such as Facebook and Twitter, alongside OTT-focused players such as Skype, Viber and WhatsApp, have become widely-accepted alternatives to traditional voice communications. To meet the challenges from new competitors, service providers are moving towards a model of bundled services and developing cooperative partnerships with OTT-focused players to improve the customer experience. Service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide IoT services to new vertical market segments, such as the home, health and automotive industries.

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

The Amdocs Offerings

We believe that our product-led services approach, commitment to and support of quality personnel and deep industry knowledge and expertise enable us to create and deliver effective offerings and services that are highly innovative, reliable and cost-effective. We believe our success derives from a combination of the following factors that differentiate us from most of our competitors.

•

Software products. Our Amdocs CES portfolio of pre-integrated software products is designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost and reduced-risk implementations. In fiscal 2015, we released Amdocs CES 9.2 and Amdocs CES 9.3 to enable service providers to close the loop from the customer to the network using insights derived from big data analytics and improve big data analytics capabilities. In the second quarter of fiscal 2016, we released Amdocs CES 10, a cloud-enabled portfolio that spans BSS/OSS and network solutions to deliver contextualized and personalized customer experiences across all channels; diversify revenue streams with new services to target a new customer base; empower service providers with data analytics and insights; and accelerate the rollout of new technologies. In the first quarter of fiscal 2016, we released Amdocs Kenan AX 3.1, a post-paid billing system and Amdocs C1 3.7.8, a converged billing system, based on the BSS assets we acquired from Comverse. Released in the fourth quarter of fiscal 2016, Amdocs Kenan 4.0 introduced new features and extended core billing, order management and revenue management functionality for fast, reliable and secure monetization of any service. In the fourth quarter of fiscal 2016, Amdocs launched Amdocs Optima, a converged, multi-tenant digital customer management and commerce platform. It serves midsized communications businesses and mobile virtual network enablers/mobile virtual network operators, as well as digital enterprises and can be deployed on premise or in the cloud. Released in the first quarter of fiscal 2017, Amdocs C1 4.0 introduced additional capabilities for the omni-channel experience, operational efficiency, enhanced data monetization and performance improvement.

The Amdocs CES portfolio is based on an open architecture that is intended to provide the functionality, scalability, modularity and adaptability required by service providers in their dynamic, highly competitive markets. The open architecture is based on the principles of service-oriented architecture (SOA) and business process management, which helps to ensure that our products operate together or as stand-alone applications within existing environments. Our proprietary knowledge library of more than 200 industry-specific best practice processes, and a single tool for the unified installation, maintenance and management of the entire BSS, OSS and network suite, facilitates Amdocs CES rapid time to production. We believe this flexibility enables our customers to achieve significant time-to-market advantages and reduces their dependence on technical and other personnel. Amdocs CES 10 is an end-to-end BSS, OSS and network virtualized suite, which many of our customers have deployed in virtualized and cloud environments.

•

Services. We offer a comprehensive line of services designed to address every stage of a service provider’s lifecycle, from vision creation and initial strategy through transformation and implementation to operations. Our services include thought leadership and advisory services, systems integration, transformation, managed services, digital business operations for order to activation, order gateway services, testing, revenue guard and Amdocs Academy. Our managed services provide multi-year, flexible and tailored business processes and applications services, including application development and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems. As a lead systems integrator, we assume end-to-end responsibility to monitor, manage and deploy the overall development and integration activities of Amdocs and third-party vendors throughout the transformation lifecycle. In the second quarter of fiscal 2016, Amdocs released enhanced digital services designed to be used with, or independently of, Amdocs CES 10. The new services support service providers as they improve customer experiences across digital interactions, create more diversified businesses, become data-empowered and achieve service agility.

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

Business Strategy

Our goal is to provide business products, offerings, services and support to the world’s leading service providers as they strive to deliver digital engagements and remain competitive. We seek to accomplish our goal by pursuing the strategies described below.

•

Focus on the Communications, Entertainment and Media Industry. We focus our resources and efforts primarily on providing customer experience solutions to service providers in the communications, entertainment and media industry. We consider our longstanding and continuing focus on this industry a competitive advantage. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive customer experience solutions required by the leading wireless, wireline, broadband, cable and satellite companies. These strengths have enabled us to diversify our customer base and expand our offering domains and may continue to provide us with opportunities to expand within other vertical segment markets.

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

•

Continued Expansion into Emerging Markets. We seek to serve the needs of service providers operating in emerging markets. Prepaid subscriber growth remains high and average revenue per user remains relatively low in these markets in comparison to more developed markets. In order to increase subscriber revenue, service providers are focusing on the customer experience and on increasing capacity, particularly for data, as key competitive differentiators. Our existing and prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus to customer experience and on increasing bandwidth helps to create the wide spectrum of emerging market service providers that require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience solutions.

•

Provide Customers with a Broad, Deep Portfolio of Integrated Products. We seek to provide our customers with a broad, yet integrated, portfolio of products to help them deliver a customer experience that is simple, personal and valuable at every point of service. We provide customer experience solutions across the BSS, OSS and network domains and multiple lines of business, including wireline, wireless, broadband, cable and satellite services. Integration of our systems is achieved through an open, service-oriented architecture, allowing our products to work well together and with third-party products. We believe that our ability to provide a broad, deep and integrated suite of products helps position us as a strategic partner for our customers as they continue to transform into digital service providers and provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

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

Offerings

Our offerings consist of a combination of software and services that addresses service providers’ business and operational needs. Our software solutions support the full span of the customer relationship. We also provide solutions for high growth and emerging markets, midsized communications businesses and mobile virtual network enablers/mobile virtual network operators, as well as entertainment and media solutions for media publishers, TV networks, video streaming providers, ad agencies, advertising service providers and directory publishers.

Our key products suites are:

•

Digital Experience for Consumer Multiplay and Business Customers (enterprises and small medium businesses): This portfolio of customer experience and monetization solutions enables service providers to manage the customer and business-to-business experience. These products allow our customers to provide contextual and personalized interactions across all interaction channels, including contact center, retail stores, Web, mobile and social media, and all devices, including smartphones, tablets and personal computers, and offer a range of digital, multi-play, entertainment and network services. Our recent acquisitions of Vindicia, Brite:Bill and Pontis complement and enhance our revenue and customer management digital capabilities.

•

Network Solutions: These offerings are designed to improve service agility in the open network, including accelerating the rollout of new network technologies and optimizing the mobile network for improved performance and quality of experience. They include a holistic approach to NFV service lifecycle management, hybrid order fulfillment capabilities for enterprise services and a portfolio of network services to help operators design, deploy, operate and optimize mobile networks. In the fourth quarter of fiscal 2016, Amdocs announced a collaboration with AT&T to serve as co-creator and integrator for service providers adopting AT&T’s open source Enhanced Control, Orchestration, Management and Policy (ECOMP) platform, a comprehensive software suite spanning the entire network functions virtualization (NFV) service lifecycle for shorter introduction times, improved operational efficiencies and agile data-driven service management of NFV and software-defined networking (SDN) functions and services.

•

Operational Support Systems (OSS): These products comprise our core operational support systems for fixed line, broadband, wireless and cable TV networks. The offerings facilitate network operational processes, including network planning and rollout across multiple technologies, service fulfillment and assurance, inventory management, order orchestration and activation of new services.

•

Network Optimization: This integrated suite of software and services is designed to help service providers plan, build, launch, manage and optimize their radio access networks (RANs). Vendor and technology agnostic, this offering affords service providers the analytics and managed services capabilities needed to maximize network investments, roll out networks quickly and optimize network performance and capacity.

•

Network Functions Virtualization (NFV): These offerings comprise standards-based software solutions to enable service providers to virtualize network services and benefit from improved service agility. Our vendor-neutral Network Cloud Service Orchestrator solution orchestrates virtual network functions (VNFs) over any virtual infrastructure. The Amdocs Service Design and Create solution automates VNF on-boarding enabling the design, testing and launching of new network services in weeks rather than months.

•

Network Control: This suite of pre-integrated products manages the subscriber or device experience in real time and controls access to 3G, 4G, LTE, fixed and convergent networks, managing bandwidth consumption based on location, time of day and type of plan.

•

Internet of Things (IoT): This suite of solutions enables service providers to offer intuitive, flexible and innovative IoT products and services. Amdocs’ IoT Monetization Platform and Connected Home offering provides service providers with a reliable and scalable platform to support connected devices, a cloud-based environment to offer integrated home services, and a solution that allows enterprises to purchase connectivity from service providers in a wholesale mode.

•

Customer Operational Intelligence: Our big data management and analytics offerings and the acquired Pontis assets enable service providers to effectively access, integrate and analyze data from BSS, OSS, network and digital sources to generate actionable insights to drive contextual engagements, improve the network and care experience and modernize data management capabilities.

•

Mobile Financial Services: Our financial-grade offerings enable service providers and financial institutions to serve financially underserved customer segments by offering a variety of secure mobile financial services, such as money transfers, bill payments, mobile commerce, savings, loans, insurance, loyalty management and top-up transactions.

•

Amdocs Optima: Built on the foundation of Amdocs Kenan and combined with capabilities of Amdocs Compact Convergence, Amdocs Optima is a converged, multi-tenant digital customer management and commerce platform. It serves midsized communications businesses and mobile virtual network enablers/mobile virtual network operators, as well as businesses offering SaaS-based services and products, and can be deployed on premise or in the cloud.

•

Entertainment and Media Solutions: Our entertainment and media offerings for media publishers, TV networks, video streaming providers, ad agencies and advertising service providers are comprised of a comprehensive, analytics-driven set of business and operational products and services designed to enable the management of media and advertising selling, fulfillment, operations, advertiser and consumer experience and financial processes across digital and print media.

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

From thought leadership and advisory services through solution development and business operations to managed services and training, the extent of services provided varies from customer to customer. Our services engagements can range in size and scope and include advising customers on business and technical strategy, designing and implementing particular business solutions, managing specific business operations processes and orchestrating large-scale transformation projects. Depending on the customer’s needs, system implementation and integration activities are often conducted jointly by teams from Amdocs, our partner ecosystem and the customer. In some cases, Amdocs personnel provide support services to the customer’s own implementation and integration team, which has primary responsibility for the task. In other cases, we take a primary role in facilitating implementation and integration. Sometimes customers require turnkey solutions, in which case we provide full system implementation and integration services.

Once the system becomes operational, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support, or to act as a lead systems integrator for post-production activities that may include interfaces with third-party and legacy systems. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support delivered and provide us with recurring revenue.

Our key services are:

•

Thought Leadership & Advisory Services — We provide thought leadership, insight and advice to enable service providers to understand the industry landscape, solve current and future business challenges and seize revenue opportunities.

•

Transformation Services — We act as a lead integrator for program management, project deployment, solution implementation and operations. Our advanced methodologies, based on our proprietary knowledge and industry best practices, for managing end-to-end large and complex projects enable faster, more reliable and cost-efficient completion of transformation programs, which can help enable service providers to focus on their core business.

•

Managed Services — We provide long-term operations, applications and infrastructure services, including system modernization and consolidation. Whether our customer’s IT environment includes Amdocs products, third-party software or in-house and legacy systems, our specialized services support mobile, wireline, broadband, cable and satellite providers.

•

Network Services — This suite of comprehensive network services provides cross-domain expertise that spans radio access network (RAN), evolved packet core (EPC) and IP Multimedia Subsystem (IMS) to ensure operator networks have the coverage and capacity needed to continuously delivery content to subscribers, where and when they want it.

•

Systems Integration — We act as a lead integrator, from solution design and implementation to operations. We have developed advanced methodologies, based on our proprietary knowledge and industry best practices, to manage end-to-end large and complex projects involving Amdocs and third-party vendors.

•	Digital Business Operations for Order to Activation — This service digitalizes business operations to enable enhanced customer experience and faster rollout of innovative offers.

•

Order Gateway Services — We offer services to streamline transactions from-and-to any source. These services enable and accelerate digital adoption and provide a consolidated view of all transactions to enable the fast integration of new or acquired channels.

•

Testing Services — Leveraging Amdocs’ patented testing framework, BEAT™, we offer our customers industry-specific testing experience, domain expertise and a global presence to help ensure seamless and ongoing support throughout the testing lifecycle.

•	Revenue Guard — We offer fraud management and revenue assurance services designed to ensure faster, more accurate detection and resolution of revenue leakage, security and fraud.

•

Amdocs Academy —We offer a cloud-based learning portal to provide a personalized role- and scenario-based learning experience to improve employee performance. Powered by a proprietary personalization engine, Amdocs Academy is designed to identify employee learning needs, such as role, knowledge or performance-based, and provide tailored learning programs to effectively fill them.

Technology

The flexibility of our technology affords our customers the freedom to choose a preferred operating environment and to maximize return on existing infrastructure investments. Our portfolio architecture allows our applications to work in multiple customer environments.

To help service providers respond more quickly to changes in their markets and lower their integration costs, we employ:

•	cloud technology principles in our portfolio development that uses Free or Open Source Software (FOSS) and working with leading cloud vendors including VMware and OpenStack; and

•	service-oriented architecture principles in our portfolio design. For example, Amdocs Web Services Factory exposes the Amdocs portfolio application programming interfaces to external systems, allowing

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

Our products adopt cloud principles, including:

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

Sales and Marketing

Our sales and marketing activities are primarily directed at major communications, cable, entertainment and media companies.

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

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and systems integrators that provide complementary products and services. We also have value-added reseller agreements with certain hardware and database vendors. Our sales and marketing activities also support projects with partner companies, such as Adobe, Nokia Networks, Hewlett Packard Enterprise, IBM and Microsoft.

Customers

Our target market is comprised of service providers in the communications, cable, entertainment and media industry that require customer experience solutions with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the industry and that our product offerings continue to address the market’s most sophisticated needs. We have a global orientation and customers in over 90 countries.

Our customers include global and national communications, broadband, cable and satellite providers and network operators, as well as local marketing service providers, such as:

A1 Telekom Austria	Optus
Airtel	Post Luxembourg
Altice (USA)	Rogers Communications
America Movil	Sensis
Astro	Singtel
AT&T	Sprint
Bakcell	Telefónica Argentina
Belgacom	Telefónica Brasil (Vivo)
Bell Canada	Telefónica Chile
Botswana Telecommunications	Telefónica de Espana
BT	Telefónica Peru
Cable and Wireless	TeliaSonera Sweden
CenturyLink	Telkom South Africa
Claro Brasil	Telstra
Claro Chile	TELUS Communications
Claro Dominican Republic	Three Ireland (Hutchison) Limited
Claro Puerto Rico	TIM
Comcast	TIM Brasil
Deutsche Telekom	T-Mobile Deutschland
Dex Media	T-Mobile USA
Dish Network	True Corporation
EE	UPC Broadband Holding B.V.
Elisa	US Cellular
FarEasTone	UTS
Globe Telecom	Verizon Communications
Instituto Costarricense de Electricidad	VimpelCom
J:COM	Virgin Media
Kazakhtelecom	Vodafone Germany
Kcell	Vodafone Hungary
KPN	Vodafone India
KT Corporation	Vodafone Ireland
Kyivstar	Vodafone Netherlands
M1	Vodafone Romania
NetCom	Vodafone Spain
Oi	Vodafone UK
XL Axiata

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 33% of our revenue in fiscal 2016 and 34% in fiscal 2015. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 73% of our revenue in fiscal 2016 and 72% in fiscal 2015. Revenue attributable to DIRECTV following its July 2015 acquisition by AT&T has been included in the total revenue attributable to AT&T.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2016	2015	2014
North America	64.0%	70.1%	72.7%
Europe	13.8	11.6	12.6
Rest of the World	22.2	18.3	14.7

Competition

The market for customer experience solutions in the communications, cable, entertainment and media industry continues to become more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of large communications companies, as well as independent competitors or new entrants that may compete broadly with us or in limited segments of our market, and can be generally categorized as follows:

•	providers of BSS/OSS systems, including CSG International, Oracle, Redknee, Salesforce and SAP;

•

system integrators and providers of IT services, such as Accenture, Cognizant, CSC, Hewlett Packard Enterprise, IBM Global Services, Infosys, Tata Consultancy Services, Tech Mahindra and Wipro (some of whom we also cooperate with in certain opportunities and projects); and

•

network equipment providers such as Cisco, Ericsson, Huawei, Nokia Networks, NEC and its subsidiary NetCracker, and ZTE (some of whom we also cooperate with in certain opportunities and projects and some of whom have also moved into the BSS/OSS space).

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

•	continuing to design and develop solutions targeted specifically to the communications, cable, entertainment and media industry,

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market,

•	providing high-availability cloud technology and high-quality, reliable, scalable, integrated and modular applications,

•	providing flexible and tailored IT and business process outsourcing solutions and delivery models, and

•	offering customers end-to-end accountability from a single vendor.

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

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3.3 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of September 30, 2016, including maintenance and other related costs, were approximately $63 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of September 30, 2016:

Location	Area (Sq. Feet)
United States:
Champaign, IL	176,283
St. Louis, MO	70,881
Seattle, WA	55,396
Eldorado Hills, CA	40,867
Others	234,464

Total	577,891
Israel:
Ra’anana	884,783
Sderot	160,393
Haifa	24,983
Others	67,974

Total	1,138,133
Canada:
Montreal	60,274
Ottawa	40,422
Toronto	17,872

Total	118,568
Cyprus (Limassol)	65,854
India:
Pune	758,572
Delhi	180,195
Mumbai	4,173

Total	942,940
United Kingdom	69,108
Other locations (29 countries)	366,811

Total	3,279,305

Our leases expire on various dates through 2026, not including various options to terminate or extend lease terms.

Equipment

We develop our customer experience solutions over a system of UNIX, Linux and Windows servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Syncsort, Red Hat, CA, IBM and Hewlett-Packard. Our data storage is based mainly on equipment from EMC, NetApp, IBM, Hitachi and Hewlett-Packard. Our development servers are connected to more than 25,000 personal computers owned or leased by us.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, cable, entertainment and media industry service providers in both developed countries and emerging markets. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that service providers seek to differentiate their offerings by delivering a customer experience that is simple, personal, contextual and valuable at every point of interaction and across all channels.

We develop, implement and manage software and services associated with BSS/OSS, network solutions and big data analytics to enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data, support new business models and generally enhance their understanding of their customers. Our technology and expertise help service providers to further transform into digital service providers, enhance their OTT entertainment offerings and serve their customers across all channels. We refer to these products, systems and services collectively as customer experience solutions because of the crucial impact they have on the service providers’ end-user experience.

In a global communications industry impacted by unprecedented growth in data demand, an increasing number of connected devices, improvement in IoT technologies, the rising influence of device makers and over-the-top players that bypass traditional service providers, consumers expect immediate and constant connectivity to personalized services, information and applications. To capture new revenue streams, service providers are continuing to transform to become digital service providers, investing in their networks to meet the demand for increased bandwidth and are searching for ways to provide new services. We seek to address these market forces through a strategy of innovation from the network and business support systems to the device and end user. Our goal is to supply cost-effective, scalable software products and services that provide functionality and flexibility to service providers as they and their markets grow and change.

In part, we have sought, through acquisitions, to expand our service offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions (including our fiscal 2016 acquisitions of Vindicia, Brite:Bill and Pontis), which, among other things, we believe will enable us to expand our digital offerings. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths.

Offerings

Amdocs’ offerings of software and related services consist of:

•

A complete, modular yet integrated portfolio of customer experience solutions, including revenue and customer management, network solutions, IoT, customer operational intelligence and mobile financial services, all employing a unified foundation of products and tools.

•

A comprehensive line of services designed to address every stage of a service provider’s lifecycle. Our services include thought leadership and advisory services, systems integration, transformation, managed services, digital business operations for order to activation, order gateway services, testing, revenue guard and Amdocs Academy. Our managed services provide multi-year, flexible and tailored business processes and applications services, including application development and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We have designed our customer experience solutions to meet the high-volume, complex needs of Tier-1 and Tier-2 service providers and to address the issues of service providers in high-growth emerging markets. In addition, Amdocs Optima has been designed to service midsized communications businesses and mobile virtual network enablers/mobile virtual network operators, as well as digital enterprises. We support our customers’ various lines of business, including wireline, wireless, broadband, cable and satellite, and a wide range of communication services, including voice, video, data, content, electronic and mobile commerce applications. In addition, we support service providers that offer bundled or convergent service packages.

We also offer entertainment and media products and services for media publishers, TV networks, video streaming providers, ad agencies and advertising service providers to facilitate cost-effective operations, from selling ads to the management of the fulfillment, operations, advertiser and consumer experience and financial processes across digital and print media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In fiscal 2016, customers in North America accounted for 64.0% of our revenue, while customers in Europe and the rest of the world accounted for 13.8% and 22.2%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States. Historically, AT&T has been our largest customer, accounting for 33% of our revenue in fiscal 2016 and 34% in fiscal 2015. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 73% of our revenue in fiscal 2016 and 72% in fiscal 2015. Revenue attributable to DIRECTV following its July 2015 acquisition by AT&T has been included in the total revenue attributable to AT&T.

We believe that demand for our customer experience solutions is primarily driven by the following key factors:

•	Transformation within the communications industry, including:

•	continued transformation of service providers to digital service providers,

•	increasing use of communications and content services,

•	widespread access to content, information and applications,

•	continued growth in Latin America and Southeast Asia,

•	expansion into new lines of business,

•	consolidation among service providers in established markets, often including companies with multinational operations,

•	increased competition, including from non-traditional players,

•	continued bundling and blending of communications and entertainment, and

•	continued commoditization and pricing pressure.

•	Technology advances, such as:

•

emergence and development of new communications products and services, such as Web services, video on demand (VOD), data and content services, including IP-based services, such as Internet Protocol Television (IPTV), IoT, Wi-Fi, Voice over Wi-Fi (VoWiFI) and Voice over IP (VoIP),

•

evolution to and expansion of more sophisticated and connected communication devices, such as smart devices, electronic book readers, energy meters and systems for global positioning, home security and home health monitoring, that enable communication across and between devices and widespread access to information,

•

adoption of cloud technologies to enable new revenue models and business opportunities, such as traditional communications services and cloud services bundled together and targeted to enterprise and small- to medium-sized businesses,

•	evolution to next-generation networks that enable converged services offerings, such as fixed-mobile convergence, and

•

technological changes, such as emerging 5G wireless technology, next-generation content systems, fiber to the x (FTTx), Wi-Fi, network functions virtualization (NFV), enhanced packet core (EPC), IP Multimedia Subsystem (IMS) and LTE-based access technologies such as VoLTE.

•	Customer focus, such as:

•	the need for service providers to have a unified view of the customer and deliver a contextual and personalized experience across multiple services, devices and channels,

•	increasing customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device, and

•	the ever-increasing expectations for service and support, including access to self-service options that are convenient, proactive and consistent across all channels.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating and integrating business processes that span service providers’ BSS/OSS and network solutions,

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS to introduce new services in a timely and cost-effective manner.

In fiscal 2016, our total revenue was $3.72 billion, of which $3.63 billion, or 97.6%, was attributable to the sale of customer experience solutions. Revenue from managed services arrangements (for customer experience solutions and entertainment and media directory systems) is a significant part of our business generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $1.95 billion and $1.84 billion of revenue in fiscal 2016 and 2015, respectively. In managed services contracts revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Research and Development, Patents and Licenses

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. We use Agile, a software development methodology based on iterative and incremental development where requirements and solutions evolve through collaboration between self-organizing, cross-functional teams.

Substantially all of our research and development expenditures are directed at our customer experience solutions. In recent years, we have also invested our research and development efforts in network control, optimization and orchestration and network functions virtualization technologies; applications to enable service providers to deploy and monetize technologies such as fiber, LTE, small cells and Wi-Fi; big data analytics related to consumer and business satisfaction, marketing effectiveness and network operations and experience; mobile financial services, increased focused for the business segment, digital, commerce and entertainment domains. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Our products are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. Our software and software systems are the results of long, robust and intensive development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of software components licensed from third parties. As a developer of complex software systems, third parties may claim that portions of our systems infringe their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have taken, and intend to continue to take, several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights and nondisclosure agreements. We enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information; and we also limit customer access to the source code of our software and software systems.

Operating Results

The following table sets forth for the fiscal years ended September 30, 2016, 2015 and 2014, certain items in our consolidated statements of income reflected as a percentage of revenue:

	Year Ended September 30,
	2016	2015	2014
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	64.8	64.5	64.8
Research and development	6.8	7.0	7.2
Selling, general and administrative	12.5	12.1	12.5
Amortization of purchased intangible assets and other	2.9	1.9	1.6
Restructuring charges	—	0.3	—

	87.0	85.8	86.1

Operating income	13.0	14.2	13.9
Interest and other expense, net	0.0	(0.1)	(0.2)

Income before income taxes	13.0	14.1	13.7
Income taxes	2.0	1.9	1.9

Net income	11.0%	12.2%	11.8%

Fiscal Years Ended September 30, 2016 and 2015

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2016, compared to the fiscal year ended September 30, 2015. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2016	2015	Amount	%
	(In thousands)
Revenue	$3,718,229	$3,643,538	$74,691	2.0%
Operating expenses:
Cost of revenue	2,408,040	2,349,488	58,552	2.5
Research and development	252,292	254,944	(2,652)	(1.0)
Selling, general and administrative	464,883	440,085	24,798	5.6
Amortization of purchased intangible assets and other	109,873	70,073	39,800	56.8
Restructuring charges	—	13,000	(13,000)	(100.0)

	3,235,088	3,127,590	107,498	3.4

Operating income	483,141	515,948	(32,807)	(6.4)
Interest and other (expense), net	1,557	(2,544)	(4,101)	(161.2)

Income before income taxes	484,698	513,404	(28,706)	(5.6)
Income taxes	75,367	67,241	8,126	12.1

Net income	$409,331	$446,163	$(36,832)	(8.3%)

Revenue. Revenue increased by $74.7 million, or 2.0%, to $3,718.2 million in fiscal year 2016, from $3,643.5 million in fiscal year 2015. The increase in revenue was attributable to increased activity in the rest of the world and, to a lesser extent, in Europe, partially offset by lower revenue from North America. The 2.0% increase in revenue was net of a decrease of approximately 1.5% from foreign exchange fluctuations.

Revenue attributable to the sale of customer experience solutions increased by $87.2 million, or 2.5%, to $3,629.7 million in fiscal year 2016, from $3,542.5 million in fiscal year 2015. The increase in revenue was attributable to increased activity in the rest of the world and, to a lesser extent, in Europe, partially offset by lower revenue from North America. Revenue resulting from the sale of customer experience solutions represented 97.6% and 97.2% of our total revenue in fiscal years 2016 and 2015, respectively.

Revenue attributable to the sale of directory systems decreased by $12.5 million, or 12.4%, to $88.5 in fiscal year 2016, from $101.0 million in fiscal year 2015. This decrease was primarily attributable to continued slowness in the directory systems market. We anticipate revenue from the sale of directory systems will continue to decline in fiscal year 2017. Revenue from the sale of directory systems represented 2.4% and 2.8% of our total revenue in fiscal years 2016 and 2015, respectively.

In fiscal year 2016, revenue from customers in North America, Europe and the rest of the world accounted for 64.0%, 13.8% and 22.2%, respectively, of total revenue, compared to 70.1%, 11.6% and 18.3%, respectively, in fiscal year 2015. The decrease in the percentage of revenue from customers in North America was driven by the increase in revenue from customers in Europe and the rest of the world, while revenue from customers in North America decreased, mainly due to AT&T’s slower pace of discretionary spending. The increase in revenue from customers in Europe was attributable to expanding our business relations with new and existing customers, including Vodafone and former Comverse customers. Revenue from customers in the rest of the world increased as a result of our progress in implementing complex modernization projects in both Latin America and Asia-Pacific, as well as capitalizing on the sustained business momentum with former Comverse customers.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $58.6 million, or 2.5%, to $2,408.0 million in fiscal year 2016, from $2,349.5 million in fiscal year 2015. As a percentage of revenue, cost of revenue increased to 64.8% in fiscal year 2016, from 64.5% in fiscal year 2015. The decrease in the gross margin in fiscal year 2016 was primarily attributable to a gain resulting from changes in fair value of certain acquisition-related liabilities recognized in fiscal year 2015, which was partially offset by improvement to our gross margin as a result of ongoing focus on achieving operational efficiencies.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $2.7 million, or 1.0%, to $252.3 million in fiscal year 2016, from $254.9 million in fiscal year 2015. Research and development expense decreased as a percentage of revenue from 7.0% in fiscal year 2015, to 6.8% in fiscal year 2016. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $24.8 million, or 5.6%, to $464.9 million in fiscal year 2016, from $440.1 million in fiscal year 2015. The increase in selling, general and administrative expense was primarily attributable to the acquisition of the BSS assets of Comverse, as well as to an increase in the allowance for doubtful accounts. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other increased by $39.8 million, or 56.8%, to $109.9 million in fiscal year 2016, from $70.1 million in fiscal year 2015. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to the acquisition of the BSS assets of Comverse, and, to a lesser extent, an increase in acquisition-related costs.

Restructuring Charges. The fiscal year 2015 restructuring charges were recognized in connection with the acquisition of the BSS assets of Comverse. Please see Note 3 to our consolidated financial statements.

Operating Income. Operating income decreased by $32.8 million, or 6.4%, to $483.1 million in fiscal year 2016, from $515.9 million in fiscal year 2015. Operating income decreased as a percentage of revenue, from 14.2% in fiscal year 2015 to 13.0% in fiscal year 2016. The decrease in operating income as a percentage of revenue was attributable to operating expenses, particularly amortization of purchased intangible assets and other, as well as cost of revenue, increasing at a higher rate than revenue. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a minor positive impact on our operating income.

Interest and Other Income (Expense), Net. Interest and other income (expense), net, changed from a net loss of $2.5 million in fiscal year 2015 to a net gain of $1.6 million in fiscal year 2016. This change in interest and other income (expense), net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for fiscal year 2016 were $75.4 million on pre-tax income of $484.7 million, resulting in an effective tax rate of 15.5%, compared to 13.1% in fiscal year 2015. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 10 to our consolidated financial statements.

Net Income. Net income decreased by $36.8 million, or 8.3%, to $409.3 million in fiscal year 2016, from $446.2 million in fiscal year 2015. The decrease in net income was primarily attributable to the decrease in operating income.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.14, or 4.9%, to $2.71 in fiscal year 2016, from $2.85 in fiscal year 2015. The decrease in diluted earnings per share was mainly attributable to the decrease in net income, which was partially offset by the decrease in the diluted weighted average number of shares outstanding.

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

Revenue. Revenue increased by $79.9 million, or 2.2%, to $3,643.5 million in fiscal year 2015, from $3,563.6 million in fiscal 2014. The increase in revenue was primarily attributable to increased activity in the rest of the world partially offset by lower revenue from customers in Europe and North America. The 2.2% increase in revenue was net of a decrease of approximately 3.0% from foreign exchange fluctuations.

Effective October 1, 2014, we combined the presentation of license and service revenue, as well as the related costs, since license revenue comprises an insignificant portion of total revenue and is no longer meaningful as a business indicator.

Revenue attributable to the sale of customer experience solutions increased by $107.0 million, or 3.1%, to $3,542.5 million in fiscal year 2015, from $3,435.5 million in fiscal 2014. This increase was primarily attributable to increased activity in the rest of the world partially offset by lower revenue from customers in Europe and North America. Revenue resulting from the sale of customer experience solutions represented 97.2% and 96.4% of our total revenue in fiscal years 2015 and 2014, respectively.

Revenue attributable to the sale of directory systems decreased by $27.2 million, or 21.2%, to $101.0 in fiscal year 2015, from $128.2 million in fiscal 2014. This decrease was primarily attributable to continued slowness in the directory systems market leading to lower revenue from managed services arrangements for directory systems customers. Revenue from the sale of directory systems represented 2.8% and 3.6% of our total revenue in fiscal years 2015 and 2014, respectively.

In fiscal year 2015, revenue from customers in North America, Europe and the rest of the world accounted for 70.1%, 11.6% and 18.3%, respectively, of total revenue, compared to 72.7%, 12.6% and 14.7%, respectively, in fiscal 2014. The decrease in the percentage of revenue from customers in North America was attributable primarily to negative impact from foreign exchange fluctuations due to the strengthening of the U.S. dollar against the Canadian dollar. Revenue from customers in North America was also impacted from the persistent uncertainty resulting from customer consolidation activity in the United States. The decrease in the percentage of revenue from customers in Europe was attributable primarily to the negative impact from foreign exchange fluctuations. Revenue from customers in the rest of the world increased as a percentage of total revenue as a result of our progress in implementing complex modernization projects in both Latin America and Asia-Pacific for new and existing customers, which was partially offset by negative impact from foreign exchange fluctuations.

Cost of Revenue. Cost of revenue increased by $42.6 million, or 1.8%, to $2,349.5 million in fiscal year 2015, from $2,306.9 million in fiscal year 2014. As a percentage of revenue, cost of revenue decreased to 64.5% in fiscal year 2015, from 64.8% in fiscal 2014. The improvement in the gross margin in fiscal year 2015 was mainly attributable to a gain resulting from changes in fair value of certain acquisition-related liabilities recognized in fiscal year 2015, partially offset by our increased activity outside of North America, where we continued our penetration efforts in order to expand our business into those markets.

Research and Development. Research and development expense decreased by $3.0 million, or 1.1%, to $254.9 million in fiscal year 2015, from $257.9 million in fiscal year 2014. Research and development expense decreased as a percentage of revenue from 7.2% in fiscal year 2014, to 7.0% in fiscal year 2015.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $5.0 million, or 1.1%, to $440.1 million in fiscal year 2015, from $445.1 million in fiscal year 2014.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other increased by $12.0 million, or 20.7%, to $70.1 million in fiscal year 2015, from $58.1 million in fiscal year 2014. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to the acquisition of the BSS assets of Comverse, as well as to an increase in acquisition-related costs.

Restructuring Charges. Restructuring charges amounted to $13.0 million in fiscal year 2015, while there were no such charges in fiscal year 2014. The fiscal year 2015 restructuring charges were recognized in connection with the acquisition of the BSS assets of Comverse. Please see Note 3 to our consolidated financial statements.

Operating Income. Operating income increased by $20.3 million, or 4.1%, to $515.9 million in fiscal year 2015, from $495.6 million in fiscal year 2014. Operating income increased as a percentage of revenue, from 13.9% in fiscal year 2014 to 14.2% in fiscal year 2015. The increase in operating income as a percentage of revenue was primarily attributable to revenue increasing at a higher rate than operating expenses. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a minor positive impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, decreased by $3.6 million to $2.5 million in fiscal year 2015, from $6.1 million in fiscal year 2014. The decrease in interest and other expense, net, was primarily attributable to changes in fair value of certain acquisition-related liabilities. The decrease in interest and other expense, net, as a result of these changes was partially offset by foreign exchange impacts.

Income Taxes. Income taxes for fiscal year 2015 were $67.2 million on pre-tax income of $513.4 million, resulting in an effective tax rate of 13.1%, compared to 13.8% in fiscal year 2014. Please see Note 10 to our consolidated financial statements.

Net Income. Net income increased by $24.0 million, or 5.7%, to $446.2 million in fiscal year 2015, from $422.1 million in fiscal year 2014. The increase in net income was primarily attributable to the increase in operating income.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.23, or 8.8%, to $2.85 in fiscal year 2015, from $2.62 in fiscal year 2014. The increase in diluted earnings per share was mainly attributable to the increase in net income and, to a lesser extent, the decrease in the diluted weighted average number of shares outstanding resulting from our repurchase of ordinary shares, partially offset by stock option exercises.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $0.90 billion as of September 30, 2016, compared to $1.13 billion as of September 30, 2015. The decrease during fiscal year 2016 was mainly attributable to $413.4 million used to repurchase our ordinary shares, $283.5 million in net cash paid for acquisitions, $130.1 million for capital expenditures, net, and $109.3 million of cash dividend payments, partially offset by $620.2 million in cash flow from operations and $89.6 million of proceeds from stock option exercises. Net cash provided by operating activities amounted to $620.2 million and $772.6 million in fiscal years 2016 and 2015, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next fiscal year.

As a general long-term guideline, we expect to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, with the majority returned to our shareholders through share repurchases and dividends. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal years 2016 and 2015 we recognized immaterial credit losses. Please see Notes 4 and 5 to our consolidated financial statements.

Revolving Credit Facility, Letters of Credit and Guarantees. In 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. In December 2014, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on our credit rating. As of September 30, 2016, we were in compliance with the financial covenants under the revolving credit facility. In September 2016, we borrowed an aggregate of $200.0 million under the facility and repaid it in October 2016.

As of September 30, 2016, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $62.9 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

Acquisitions. During fiscal year 2016, we acquired three technology companies to expand our digital offering: Vindicia, Brite:Bill and Pontis, for the aggregate purchase price of $258.5 million in cash, with the potential for additional consideration subject to the achievement of certain performance metrics. During fiscal year 2015, we acquired a substantial majority of the BSS assets of Comverse for $271.8 million in cash, of which a total of $13.0 million was attributable to a restructuring activity. Please see Note 3 to our consolidated financial statements.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $130.1 million in fiscal year 2016. Our fiscal year 2016 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

Share Repurchases. From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our Board of Directors adopted a share repurchase plan in April 2014 for the repurchase of up to $750.0 million of our outstanding ordinary shares and on February 2, 2016, adopted another share repurchase plan for the repurchase of up to an additional $750.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In May 2016, we completed the repurchase of the remaining authorized amount under the April 2014 plan and began executing repurchases under the February 2016 plan. In fiscal year 2016, we repurchased 7.2 million ordinary shares at an average price of $57.12 per share (excluding broker and transaction fees), and as of September 30, 2016, we had remaining authority to repurchase up to $596.8 million of our outstanding ordinary shares.

Convertible Notes. On the Redemption Date, we redeemed all of our outstanding convertible notes due 2024 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest up to, but excluding, the Redemption Date.

Cash Dividends. Our Board of Directors declared the following dividends during fiscal years 2016, 2015 and 2014:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date

July 26, 2016	$0.195	September 30, 2016	$28.7	October 21, 2016
May 4, 2016	$0.195	June 30, 2016	$28.8	July 15, 2016
February 2, 2016	$0.195	March 31, 2016	$29.2	April 15, 2016
November 10, 2015	$0.170	December 31, 2015	$25.6	January 15, 2016

July 29, 2015	$0.170	September 30, 2015	$25.7	October 16, 2015
April 29, 2015	$0.170	June 30, 2015	$26.1	July 17, 2015
January 27, 2015	$0.170	March 31, 2015	$26.3	April 16, 2015
November 4, 2014	$0.155	December 31, 2014	$24.1	January 16, 2015

July 29, 2014	$0.155	September 30, 2014	$24.3	October 17, 2014
April 30, 2014	$0.155	June 30, 2014	$24.6	July 18, 2014
January 29, 2014	$0.155	March 31, 2014	$24.8	April 17, 2014
November 5, 2013	$0.130	December 31, 2013	$20.8	January 17, 2014

On November 8, 2016, our Board of Directors approved the next dividend payment, at the rate of $0.195 per share, and set December 30, 2016 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 13, 2017. On November 8, 2016, our Board of Directors also approved, subject to shareholder approval at the January 2017 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.22 per share, anticipated to be paid in April 2017.

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

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2016, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt(1)	$200.0	$200.0	$—	$—	$—
Pension funding	13.4	1.1	4.1	2.8	5.4
Purchase obligations	45.1	29.2	13.3	2.6	—
Non-cancelable operating leases	277.1	77.0	134.5	36.1	29.5

Total	$535.6	$307.3	$151.9	$41.5	$34.9

(1)	Excludes interest payments. In September 2016, we borrowed an aggregate of $200.0 million under our revolving credit facility and repaid it in October 2016.

The total amount of unrecognized tax benefits for uncertain tax positions was $196.7 million as of September 30, 2016. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

Deferred Tax Asset Valuation Allowance

As of September 30, 2016, we had deferred tax assets of $96.9 million, derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses.

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

We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy. We evaluate contracts entered into at or near the same time with the same customer (or related parties of the customer) and determine if the contracts should be combined in accordance with the guidance for revenue recognition.

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

Business Combinations

In accordance with business combinations accounting, assets acquired and liabilities assumed, as well as any contingent consideration that may be part of the acquisition agreement, are recorded at their respective fair values at the date of acquisition. For acquisitions that include contingent consideration, the fair value is estimated on the acquisition date as the present value of the expected contingent payments, determined using weighted probabilities of possible payments. We remeasure the fair value of the contingent consideration at each reporting period until the contingency is resolved. Except for measurement period adjustments, the changes in fair value are recognized in the consolidated statements of income.

In accordance with business combinations accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. As a result of the significant judgments that need to be made, we obtain the assistance of independent valuation firms. We complete these assessments as soon as practical after the closing dates. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

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

We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2016, 2015 or 2014.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal years 2016, 2015 or 2014.

Derivative and Hedge Accounting

During fiscal years 2016, 2015 and 2014, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive income (loss). We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

Fair Value Measurement of Short-Term Interest-Bearing Investments

Our short-term interest-bearing investments are classified as available-for-sale securities and are stated at fair value in our consolidated balance sheets. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income (loss), net of tax. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs such as quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques using observable market inputs. For securities with unrealized losses that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to credit losses. To the extent that the net present value of the projected cash flows was less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. The other-than-temporary impairment on our short-term interest-bearing investments was immaterial during fiscal years 2016, 2015 and 2014.

Given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market price in an active market or observable inputs, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of the investment portfolio as of September 30, 2016.

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

Recent Accounting Standards

In November 2016, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, which requires an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU will be effective for us beginning in the first quarter of fiscal year 2019, and early adoption is permitted. We currently expect adoption of this ASU will not have a material impact on our statement of cash flows.

In October 2016, as part of its simplification initiative aimed at reducing complexity in accounting standards, the FASB issued an ASU which removes the prohibition in the current authoritative guidance for accounting for income taxes against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU will be effective for us on October 1, 2018, and early adoption in the first interim period of a fiscal year is permitted. We currently expect adoption of this ASU will not have a material impact on our consolidated financial statements.

In August 2016, the FASB issued an ASU that intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU will be effective for us on October 1, 2018, and early adoption is permitted. We currently expect adoption of this ASU will not have a material impact on our statement of cash flows.

In June 2016, the FASB issued an ASU on accounting for credit losses, which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The ASU will be effective for us beginning in the first quarter of fiscal year 2021 and earlier adoption by one year is permitted. We are currently evaluating the impact of adoption of this ASU on our consolidated financial statements.

In March 2016, the FASB issued an ASU on employee share-based payments. The ASU simplifies several aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, accounting for forfeitures and classification in the statements of cash flows. This ASU will be effective for us on October 1, 2017, and early adoption is permitted. We are currently evaluating the effect that adoption of this ASU will have on our consolidated financial statements.

In February 2016, the FASB issued an ASU on accounting for leases to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be effective for us beginning in the first quarter of fiscal 2020, must be adopted using a modified retrospective method and its early adoption is permitted. We are currently evaluating the impact of adoption of this ASU on our consolidated financial statements.

In January 2016, the FASB issued an ASU on recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU will be effective for us on October 1, 2018, and early adoption is permitted. We expect adoption of this ASU may result in changes in our financial statements presentation but will not affect the content of our consolidated financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for us with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB deferred the effective date of this ASU by one year, to fiscal years beginning after December 15, 2017; however, early adoption for fiscal years beginning after December 15, 2016, will be permitted. In March 2016, the FASB issued ASU 2016-08 that clarifies the implementation guidance for principal versus agent considerations in the new revenue standard. In April 2016, the FASB issued ASU 2016-10 that amends the guidance in the new revenue standard related to identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, which amends guidance in the new revenue standard on collectibility, noncash consideration, presentation of sales tax and transition. ASU 2016-08, ASU 2016-10 and ASU 2016-12 must be adopted together with the new revenue standard. We are evaluating the methods and timing of our adoption, as well as the effect that adoption of the new revenue standard will have on our consolidated financial statements.

Adoption of New Accounting Standard

In November 2015, the FASB issued an ASU that requires entities to present deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. The ASU, which may be applied either prospectively or retrospectively, is effective for public business entities in fiscal years beginning after December 15, 2016, including interim periods within those years and early adoption is permitted. We prospectively adopted this ASU effective October 1, 2015 and, as such, the prior year consolidated balance sheet as of September 30, 2015, does not reflect the reclassification of current deferred tax assets and liabilities as noncurrent amounts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. As of November 30, 2016, our directors and officers were as follows:

Name	Age	Position
Robert A. Minicucci(2)	64	Chairman of the Board, Amdocs Limited
Adrian Gardner(1)	54	Director and Chairman of the Audit Committee, Amdocs Limited
John T. McLennan(2)	71	Director and Chairman of the Management Resources and Compensation Committee, Amdocs Limited
Simon Olswang(1)(3)	72	Director and Chairman of the Nominating and Corporate Governance Committee, Amdocs Limited
Zohar Zisapel(4)	67	Director and Chairman of the Technology and Innovation Committee, Amdocs Limited
Julian A. Brodsky(3)	83	Director, Amdocs Limited
Clayton Christensen	64	Director, Amdocs Limited
James S. Kahan(3)	69	Director, Amdocs Limited
Richard T.C. LeFave(1)(2)(4)	64	Director, Amdocs Limited
Giora Yaron(4)	68	Director, Amdocs Limited
Eli Gelman(4)	58	Director, Amdocs Limited; President and Chief Executive Officer, Amdocs Management Limited
Tamar Rapaport-Dagim	45	Senior Vice President and Chief Financial Officer, Amdocs Management Limited
Shuky Sheffer	56	Senior Vice President and President of Customer Business Group, Amdocs Management Limited

Name	Age	Position
Rajat Raheja	47	Division President, Amdocs Development Center India Pvt. Ltd.
Matthew Smith	44	Secretary, Amdocs Limited; Head of Investor Relations, Amdocs Inc.

(1)	Member of the Audit Committee
(2)	Member of the Management Resources and Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Technology and Innovation Committee

Robert A. Minicucci has been Chairman of the Board of Directors of Amdocs since 2011 and a director since 1997. Mr. Minicucci joined Welsh, Carson, Anderson & Stowe, or WCAS, in 1993. Mr. Minicucci has served as a managing member of the general partners of certain funds affiliated with WCAS and has focused on the information and business services industry. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci a director of one other publicly-held company, Alliance Data Systems, Inc. He is also a director of several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, have provided him with strong business acumen and strategic and financial expertise.

Adrian Gardner has been a director of Amdocs since 1998 and is Chairman of the Audit Committee. Mr. Gardner serves as Chief Financial Officer of Ipes Holdings Limited, a provider of outsourced services to private equity firms, from November 2016. From 2014 to September 2016, Mr. Gardner served as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm listed on the London Stock Exchange, from 2011 until the acquisition in 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited, since renamed RSM UK Limited. Mr. Gardner served from 2011 to 2013 as Chief Financial Officer and as a director of RSM Tenon Group’s former principal operating subsidiary, which has been renamed RSM UK Limited. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from 2007 to 2011. Mr. Gardner was Chief Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a fellow of the Institute of Chartered Accountants in England & Wales. Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

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

Julian A. Brodsky has been a director of Amdocs since 2003. Since 2011, Mr. Brodsky has served as a senior advisor to Comcast Corporation. Mr. Brodsky served as a director of Comcast Corporation from 1969 to 2011, and as Vice Chairman of Comcast Corporation from 1989 to 2011. From 1999 to 2004, Mr. Brodsky was Chairman of Comcast Ventures (formerly Comcast Interactive Capital, LP), a venture fund affiliated with Comcast. He is a director of RBB Fund, Inc. Mr. Brodsky brings to our Board of Directors deep and extensive knowledge of business in general and of the cable industry in particular gained through his longstanding executive leadership roles at Comcast, as well as financial expertise in capital markets, accounting and tax matters gained through his experience as Chief Financial Officer of Comcast and as a practicing CPA.

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

Giora Yaron has been a director of Amdocs since 2009. Dr. Yaron co-founded Itamar Medical Ltd., a publicly-traded medical technology company, and has been its co-chairman since 1997 and since 2015, served as its chairman. Dr. Yaron provides consulting services to Itamar Medical and to various other technology companies. He co-founded P-cube, Pentacom, Qumranet, Exanet and Comsys, privately-held companies sold to multinational corporations. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology company and serves as one of its directors. Dr. Yaron served as a director of Hyperwise Security, a company focused on providing a comprehensive APT protection, which was sold to Checkpoint in early 2015, serves as Chairman of the Board at Excelero (ExpressIO), a company focused on providing ultra-fast block storage solution and Equalum focused on streaming in real-time changes from a variety of data bases to a unified platform for real-time Big Data Analytics. Since 2010, Dr. Yaron has been the chairman of The Executive Council of Tel Aviv University, an institution of higher education and a director of Ramot, which is the Tel Aviv University’s technology transfer company until 2015. Dr. Yaron has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008, and on the advisory board of the Israeli Ministry of Defense since 2011. Dr. Yaron served from 1996 to 2006 as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software company acquired by Hewlett-Packard, including as chairman from 2004 to 2006. We believe that Dr. Yaron’s qualifications to sit on our Board of Directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.

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

Rajat Raheja has been our Division President for India operations since February 2016. Mr. Raheja has close to 23 years of experience and most recently served as Director, Global Services at Deloitte Consulting. Prior to joining Amdocs, Mr. Raheja held leadership positions in Deloitte Consulting, Arthur Andersen, PricewaterhouseCoopers and Tata Telecom.

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

Compensation

During fiscal 2016, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $80,000. Each member of our Audit Committee who is a Non- Employee Director and who is not the chairman of such committee received an annual cash payment of $25,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $15,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $10,000. The Chairman of our Audit Committee received an annual cash payment of $35,000 and the Chairman of our Management Resources and Compensation Committee received an annual cash payment of $25,000. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $20,000. Each Non-Employee Director received an annual grant of restricted shares at a total value of $245,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. All restricted share awards to our Non-Employee Directors are fully vested upon grant. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. Cash compensation paid to our Non-Employee Directors is prorated for partial year service.

A total of 16 persons who served either as directors or officers of Amdocs during all or part of fiscal 2016 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons in fiscal 2016 was approximately $6.3 million, compared to $6.3 million in each of fiscal 2015 and fiscal 2014, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2016, we granted to such persons options to purchase an aggregate of 115,000 ordinary shares at a weighted average price of $54.85 per share with vesting generally over four-year terms and expiring ten years from the date of grant, and an aggregate of 269,000 restricted shares typically subject to three to four-year vesting and in certain cases, achievement of certain performance thresholds, and in the case of our directors, no vesting restrictions. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices

Eleven directors currently serve on our Board of Directors, all of whom were elected at our annual meeting of shareholders on February 3, 2016. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

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

The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Messrs. Zisapel (Chair) and Gelman, LeFave and Dr. Yaron.

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

Workforce Personnel

The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location (in each of which we operate at multiple sites):

	As of September 30
	2016	2015	2014
Software and Information Technology, Sales and Marketing
North America	4,682	5,065	5,082
Israel	4,758	4,709	4,499
India	10,192	9,301	7,976
Rest of the World	4,339	4,329	3,555

	23,971	23,404	21,112
Management and Administration	1,590	1,546	1,434

Total Workforce	25,561	24,950	22,546

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

A small number of our employees in Canada, our employees in Brazil and our employees in Chile have union representation. We also have an affiliation with a non-active union in Mexico. We have a works council body in the Netherlands and Germany which represents the employees and with which we work closely to ensure compliance with the applicable local law. We also have an employee representative body in France and in Finland. In recent years, Israeli labor unions have increased their efforts to organize workers at companies with significant operations in Israel, including several companies in the technology sector. In addition, a national union and a group of our employees have attempted to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel. While these efforts have not resulted in either group being recognized as a representative union, we expect such efforts to continue. In the event an organization is recognized as a representative union for our employees in Israel, we would be required to enter into negotiations to implement a collective bargaining agreement. See “Risk Factors — The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce.”

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of November 30, 2016, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 2,276,214 shares. As of November 30, 2016, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

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

The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2016, of the 62,300,000 ordinary shares available for issuance under the Equity Incentive Plan, 49,404,563 ordinary shares had been issued as a result of option exercises and restricted share issuances. As of September 30, 2016, 5,133,367 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards dominated in stock units. As of November 30, 2016, there were outstanding options to purchase an aggregate of 8,047,860 ordinary shares at exercise prices ranging from $16.92 to $59.57 per share and 149,659 shares are subject to outstanding restricted stock units.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of November 30, 2016 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 146,786,764 ordinary shares outstanding as of November 30, 2016. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of November 30, 2016. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	10,126,935	6.90%
Blackrock, Inc.(2)	8,405,631	5.73%
All directors and officers as a group (15 persons)(3)	2,276,214	1.54%

(1)	Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 12, 2016, as of December 31, 2015, FMR had sole power to vote or direct the vote over 835,485 shares and sole power to dispose or direct the disposition of 10,126,935 shares. Edward C. Johnson 3d is a Director and the Chairman of FMR and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(2)	Based on a Schedule 13G filed by Blackrock, Inc., or Blackrock, with the SEC on January 25, 2016, as of December 31, 2015, Blackrock had sole voting power over 7,462,954 of our ordinary shares and sole dispositive power over 8,405,631 of our ordinary shares. The address of Blackrock is 55 East 52nd Street, New York, New York 10022.
(3)	Includes options held by such directors and executive officers that are exercisable within 60 days after November 30, 2016. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

As of November 30, 2016, our ordinary shares were held by 1,764 record holders. Based on a review of the information provided to us by our transfer agent, 855 record holders, holding approximately 94.5% of our outstanding ordinary shares held of record, were residents of the United States.

Related Party Transactions

Zohar Zisapel, a member of our board of directors, is a member of the board of directors and a significant shareholder of Radcom Ltd (“Radcom”). In 2015, certain of our subsidiaries entered into a number of contracts with Radcom for it to act as a subcontractor for us and/or a value added reseller. In addition, in the ordinary course of business we purchase certain products from other entities in which Mr. Zisapel has an interest. In fiscal 2016, our aggregate payments with respect to all these transactions were substantially less than 1% of our total operating expenses.

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

Currently we are defending a lawsuit against certain of our subsidiaries in Oregon District Court alleging breach of contract and trade secret misappropriation. According to the suit, we improperly utilized information received from the plaintiff in connection with our electronic payment processing solution, which is one of several components of our mobile financial services offerings. During fiscal year 2016, the District Court denied our motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings will continue. We intend to continue to vigorously defend against the allegations set forth in the complaint.

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

	High	Low
Fiscal Year Ended September 30,
2012	$33.79	$25.67
2013	$39.01	$31.41
2014	$48.99	$36.39
2015	$61.46	$44.06
2016	$61.33	$50.06
Quarter
Fiscal 2015:
First Quarter	$48.91	$44.06
Second Quarter	$54.97	$45.75
Third Quarter	$56.97	$53.22
Fourth Quarter	$61.46	$51.56
Fiscal 2016:
First Quarter	$61.27	$53.74
Second Quarter	$60.62	$50.06
Third Quarter	$60.47	$54.12
Fourth Quarter	$61.33	$55.01
Fiscal 2017:
First Quarter (through November 30, 2016)	$60.61	$54.91
Most Recent Six Months
June 2016	$58.26	$54.12
July 2016	$58.80	$55.01
August 2016	$60.25	$57.45
September 2016	$61.33	$57.31
October 2016	$59.99	$56.96
November 2016	$60.61	$54.91

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

The Board of Directors is authorized to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares without further shareholder approval. As of September 30, 2016, 147,134,228 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:

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

General

Our effective tax rate was 15.5% for fiscal 2016, compared to 13.1% for fiscal 2015 and 13.8% for fiscal 2014.

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

Certain Indian Tax Considerations

Through a subsidiary, we operate development centers and a business processing operations center in India. In 2016, the corporate tax rate applicable in India on trading activities was 34.6%. Our subsidiary in India operates under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, these activities are entitled to considerable corporate income tax exemptions on eligible profits from export of services derived from such pre-approved information technology activity, provided our subsidiary continues to meet the conditions required for such tax benefits. However, as of April 1, 2011, the Minimum Alternative Tax, or MAT, became applicable to all of our Indian operations. The MAT is levied on book profits at the effective rate of 20% and can be carried forward for 10 years to be credited against corporate income taxes. Our Indian subsidiary is subject to a separate tax entitlement under which its operating units are exempt from tax on the respective tax incentive-eligible activity for the first five years of operations and enjoys a 50% reduction on its corporate income tax for such activity for the following five years. After 10 years of operations, such 50% reduction may be available for an additional five years, subject to further investment-related undertakings that we would be required to make. Under Indian laws, any dividend distribution by our Indian subsidiary would be subject to a dividend distribution tax at the new effective rate of 20.358% beginning on April 1, 2015, to be paid by such subsidiary. The Indian government, during the tax speech for tax year 2015-2016, has stated its intention to gradually reduce the corporate income tax rate.

Certain Israeli Tax Considerations

Our primary Israeli subsidiary, Amdocs (Israel) Limited, operates one of our largest development centers. Discussed below are certain Israeli tax considerations relating to this subsidiary.

General Corporate Taxation in Israel. The general corporate tax rate on taxable income is 25% (reduced from 26.5% to 25% with effect as of January 1, 2016). However, the effective tax rate payable by an Israeli company that derives income from an Approved Enterprise may be considerably lower.

Law for the Encouragement of Capital Investments, 1959. Certain production and development facilities of our primary Israeli subsidiary have been granted “Approved Enterprise” status pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

In general, investment programs of our primary Israeli subsidiary that have already obtained instruments of approval for an Approved Enterprise issued by the Israeli Investment Center prior to the change in legislation in 2005 continue to be subject to the old provisions of the Investment Law as described below. In addition, our primary Israeli subsidiary made several expansions to its Approved Enterprise under the terms of the Investment Law of 2005.

The provisions of the Investment Law applicable to investment programs approved prior to the effective date of the amendments to the Investment Law provide that capital investments in production facilities (or other eligible assets) may, upon application to the Israeli Investment Center, be designated as an “Approved Enterprise.” Each approved program under the Approved Enterprise status relates to a specific program delineated both by the financial scope of the investment, including source of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under any approved program relate only to taxable profits attributable to the specific investment program and are contingent upon compliance with the conditions set out in the instrument of approval.

Tax Benefits. Taxable income derived from an Approved Enterprise is subject to a corporate tax rate of up to 25% until the earliest of:

•	7 consecutive years (or ten in the case of an FIC (as defined below)) commencing in the year in which the Approved Enterprise first generates taxable income,

•	12 years from the year of commencement of production, or

•	14 years from the year of the approval of the Approved Enterprise status.

Such income is eligible for further reductions in tax rates if we qualify as a Foreign Investors’ Company, or FIC, depending on the percentage of the foreign ownership. Subject to certain conditions, a FIC is a company more than 25% of whose share capital (in terms of shares, rights to profits, voting and appointment of directors) and more than 25% of whose combined share and loan capital is owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%; 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. A company that was granted an Approved Enterprise approval after April 1, 1986, may elect to forego the entitlement to grants and apply for an alternative route of tax benefits. In addition, a company (like our primary Israeli subsidiary) with an enterprise outside the National Priority Regions (which is not entitled to grants) may also apply for the alternative benefits. Under the alternative benefits, undistributed income from the Approved Enterprise operations is fully tax exempt (a tax holiday) for a defined period. The tax holiday ranges between two to ten years from the first year of taxable income subject to the limitations as described above, depending principally upon the geographic location within Israel. On expiration of the tax holiday, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described above) for the remainder of the otherwise applicable period of benefits.

The 2005 amendment to the Investment Law introduced various changes to the Approved Enterprise regime. The tax rates applicable to the route elected by our primary Israeli subsidiary under the 2005 amendment are similar to the tax rates that applied prior to the 2005 amendment (as detailed above).

Our primary Israeli subsidiary has elected the alternative benefits’ route with respect to its current Approved Enterprise and its expansions, pursuant to which the primary Israeli subsidiary enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two to ten years and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years. In case this primary Israeli subsidiary pays a dividend, at any time, out of income generated during the tax holiday period in respect of its Approved Enterprise, it will be subject to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid (or up to 25% if the foreign investment in the year in which the income from which the dividend is distributed was lower than 90%). This tax is in addition to the withholding tax on dividends as described below. Specific investment programs of our primary Israeli subsidiary and the income derived therefrom, are entitled to reduced tax rates for 13 years (instead of the eight-year period referred to above). The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are provided according to an allocation formula set forth in the Investment Law or in the relevant approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations issued thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our primary Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be rescinded, in whole or in part, and the subsidiary might be required to refund the amount of the rescinded benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our primary Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

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

In 2016, our primary Israeli subsidiary continues to apply the benefits under the terms of the law as provided prior to the 2011 amendment.

Dividends. Dividends paid out of income derived by an Approved Enterprise are subject to withholding tax at a reduced rate compared to the 30% withholding tax generally applicable to dividends paid out of income derived by a non-Approved Enterprise. If we pay a dividend from our primary Israeli subsidiary, such dividend will likely be distributed out of income from both Approved Enterprises and non-Approved Enterprises. As such, we expect the weighted average withholding tax rate applicable to such dividend to be approximately 20%. This withholding tax shall be levied in addition to the corporate tax to which our primary Israeli subsidiary shall be subject in the event it pays a dividend out of exempt income generated during the tax holiday period related to its Approved Enterprise status.

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

Certain United States Federal Income Tax Considerations

The following discussion describes material U.S. federal income tax consequences to a U.S. holder of the ownership or disposition of our ordinary shares. A U.S. holder is a beneficial owner of our ordinary shares that is:

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

This summary generally considers only U.S. holders that own ordinary shares as capital assets. This summary does not discuss the U.S. federal income tax consequences to an owner of ordinary shares that is not a U.S. holder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder of ordinary shares based on such holder’s particular circumstances (including potential application of the alternative minimum tax), U.S. federal income tax consequences to certain U.S. holders that are subject to special treatment (such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, U.S. holders that hold ordinary shares as part of a “straddle,” “hedge” or “conversion transaction” with other investments, U.S. holders that hold ordinary shares in connection with a trade or business outside the United States, or U.S. holders owning directly, indirectly or by attribution at least 10% of the ordinary shares), or any aspect of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate taxes.

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

Dividend income is taxed as ordinary income. However, a preferential U.S. federal income tax rate applies to “qualified dividend income” received by individuals (as well as certain trusts and estates), provided that certain holding period and other applicable requirements are met. “Qualified dividend income” includes dividends paid on shares of a foreign corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are listed on the Nasdaq, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period and other applicable requirements are satisfied. However, dividends paid by us will not qualify for the preferential tax rate if we are a passive foreign investment company (“PFIC”), for the tax year in which the dividends are paid or were a PFIC for the preceding tax year. U.S. holders should consult their tax advisers regarding the availability of these preferential rates in their particular circumstances.

Dividends paid by us generally will be foreign source “passive category income” or, in certain cases, “general category income” for U.S. foreign tax credit purposes, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation.

Disposition of Ordinary Shares. Subject to the passive foreign investment company rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. holder and its tax basis in the ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the disposition. In the case of a U.S. holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the ordinary shares generally will be subject to a preferential U.S. federal income tax rate. Gains realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Medicare Contribution Tax. U.S. holders who are individuals, estates and certain trusts may be required to pay a 3.8% Medicare tax on their “net investment income” (including dividends on and gains from the sale or other disposition of our ordinary shares) or, in the case of trusts and estates, on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent that the U.S. holder’s total modified adjusted income exceeds certain thresholds.

Information Reporting and Backup Withholding. U.S. holders generally will be subject to information reporting requirements with respect to dividends that are paid within the United States or through U.S.-related financial intermediaries, as well as with respect to gross proceeds from disposition of our ordinary shares, unless the U.S. holder is an “exempt recipient.” U.S. holders may also be subject to backup withholding (currently at a 28% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. holders who are individuals or entities closely-held by individuals are required to report information with respect to their investment in our ordinary shares not held through a custodial account with a U.S. financial institution to the IRS. In general a U.S. holder holding specified “foreign financial assets” (which generally would include our ordinary shares or a custodial account with a non-U.S. financial institution through which our ordinary shares may be held) with an aggregate value exceeding certain threshold amounts should report information about those assets on IRS Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties.

Passive Foreign Investment Company Considerations. If, for any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of our passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets for such year. If we will be treated as a PFIC for such year, if we are treated as a PFIC for any taxable year during which a U.S. holder owns our ordinary shares, the U.S. holder generally will be subject to increased tax liability upon the sale of our ordinary shares or upon the receipt of certain distributions, unless such U.S. holder makes an election to mark our ordinary shares to market annually.

We believe that we were not a PFIC for our taxable year ended September 30, 2016. However, because the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our ordinary shares (which may be volatile), and the amount and type of our gross income, we cannot guarantee that we will not become a PFIC in the future or that the IRS will agree with our conclusion regarding our current PFIC status.

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

During fiscal year 2016, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

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

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2016. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2016, for forward contracts, and based on spot rates as of September 30, 2016 for options.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$1,302	$16.1

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments are invested in short-term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. As of September 30, 2016, there was $200.0 million of short-term outstanding borrowing under our revolving lines of credit, which we repaid in October 2016.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2016. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2016, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2016, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Ernst & Young billed us approximately $3.2 million for audit services for fiscal 2016, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.2 million for audit services for fiscal 2015.

Audit-Related Fees

Ernst & Young billed us approximately $1.2 million for audit-related services for fiscal 2016. Audit-related services principally include SSAE 16 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.3 million for audit-related services for fiscal 2015.

Tax Fees

Ernst & Young billed us approximately $1.6 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2016. Ernst & Young billed us approximately $1.3 million for tax advice in fiscal 2015.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2016 or fiscal 2015.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2016, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2016 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/1/15-10/31/15	375,700	$58.38	375,700	$238,154,601
11/1/15-11/30/15	876,548	$56.47	876,548	$188,656,108
12/1/15-12/31/15	508,822	$56.02	508,822	$160,150,711
01/1/16-01/31/16	494,286	$53.14	494,286	$133,886,180
02/1/16-02/29/16	735,400	$55.25	735,400	$843,256,689
03/1/16-03/31/16	578,866	$58.26	578,866	$809,532,953
04/1/16-04/30/16	358,300	$58.54	358,300	$788,559,625
05/1/16-05/31/16	880,200	$57.21	880,200	$738,204,006
06/1/16-06/30/16	902,871	$57.35	902,871	$686,422,462
07/1/16-07/31/16	555,310	$57.80	555,310	$654,323,061
08/1/16-08/31/16	542,327	$58.82	542,327	$622,424,265
09/1/16-09/30/16	427,183	$60.04	427,183	$596,774,299

Total	7,235,813	$57.12	7,235,813	$596,774,299

(1)	Excludes broker and transaction fees.
(2)	From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our Board of Directors adopted a share repurchase plan in April 2014 for the repurchase of up to $750.0 million of our outstanding ordinary shares and on February 2, 2016, adopted another share repurchase plan for the repurchase of up to an additional $750.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In May 2016, we completed the repurchase of the remaining authorized amount under the April 2014 plan and began executing repurchases under the February 2016 plan. In fiscal year 2016, we repurchased 7.2 million ordinary shares at an average price of $57.12 per share (excluding broker and transaction fees), and as of September 30, 2016, we had remaining authority to repurchase up to $596.8 million of our outstanding ordinary shares.

Convertible Notes

On the Redemption Date, we redeemed all of our outstanding convertible notes due 2024 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest up to, but excluding, the Redemption Date.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2016, and to our website at www.amdocs.com.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2016, 2015 and 2014, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2016 and 2015
Consolidated Statements of Income for the fiscal years ended September 30, 2016, 2015 and 2014
Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2016, 2015 and 2014
Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2016, 2015 and 2014
Notes to Consolidated Financial Statements

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

Amdocs Limited

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: December 12, 2016

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibits 99.1 to Amdocs’ Form 6-K filed January 26, 2009)

1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)

2.a.1	Indenture, dated March 5, 2004, between Amdocs Limited and The Bank of New York, as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K, filed March 5, 2004)

4.b.1†	Agreement between Amdocs, Inc. and SBC Services, Inc. for Software and Professional Services, effective August 7, 2003 (incorporated by reference to Exhibit 99.3 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)

4.b.2†	Amendments Nos. 1-33 to Agreement between the Company and AT&T Services, Inc. (f/k/a SBC Services, Inc.) for Software and Professional Services effective August 7, 2003 (incorporated by reference to Exhibit 4.b.2 to Amdocs’ Annual Report on Form 20-F, filed December 8, 2014)

4.b.3†	Amendments Nos. 34-39 to Agreement between the Company and AT&T Services, Inc. (f/k/a SBC Services, Inc.) for Software and Professional Services effective August 7, 2003 (incorporated by reference to Exhibit 4.b.2 to Amdocs’ Annual Report on Form 20-F, filed December 10, 2015)

4.b.4	Amended and Restated Credit Agreement, dated as of December 12, 2014, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 12, 2014)

4.b.5	Amendments Nos. 40-49 to Agreement between the Company and AT&T Services, Inc. (f/k/a SBC Services, Inc.) for Software and Professional Services effective August 7, 2003

4.c.1	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Appendix C to Amdocs’ Report of Foreign Private Issuer on Form 6-K filed December 22, 2011)

8	Subsidiaries of Amdocs Limited

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1	Consent of Ernst & Young LLP

100.1	The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2016, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2016 and 2015, (ii) Consolidated Statements of Income for the years ended September 30, 2016, 2015 and 2014, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2016, 2015 and 2014, (iv) the Consolidated Statements of Cash Flows for the years ended September 30, 2016, 2015 and 2014, and (iv) Notes to Consolidated Financial Statements

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2016. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2016, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2016. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part III. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amdocs Limited’s internal control over financial reporting as of September 30, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 12, 2016 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

New York, New York

December 12, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Amdocs Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2016 of Amdocs Limited and our report dated December 12, 2016 expressed an unqualified opinion thereon.

/s/   ERNST & YOUNG LLP

New York, New York

December 12, 2016

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of September 30,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$768,660	$1,035,573
Short-term interest-bearing investments	327,063	318,439
Accounts receivable, net	818,531	714,784
Deferred income taxes	—	150,733
Prepaid expenses and other current assets	186,137	158,633

Total current assets	2,100,391	2,378,162
Equipment and leasehold improvements, net	331,728	309,320
Goodwill	2,211,639	2,049,093
Intangible assets, net	281,527	252,517
Other noncurrent assets	406,070	335,560

Total assets	$5,331,355	$5,324,652

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$136,675	$111,974
Accrued expenses and other current liabilities	611,705	608,827
Accrued personnel costs	244,299	224,232
Short-term financing arrangements	200,000	220,000
Deferred revenue	173,331	198,470

Total current liabilities	1,366,010	1,363,503
Deferred income taxes and taxes payable	227,099	305,985
Other noncurrent liabilities	284,685	248,322

Total liabilities	1,877,794	1,917,810

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 270,997 and 267,777 issued and 147,134 and 151,150 outstanding, in 2016 and 2015, respectively	4,377	4,331
Additional paid-in capital	3,322,789	3,182,573
Treasury stock, at cost — 123,863 and 116,627 ordinary shares in 2016 and 2015, respectively	(4,024,527)	(3,611,105)
Accumulated other comprehensive income (loss)	6,095	(16,753)
Retained earnings	4,144,827	3,847,796

Total shareholders’ equity	3,453,561	3,406,842

Total liabilities and shareholders’ equity	$5,331,355	$5,324,652

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended September 30,
	2016	2015	2014
Revenue	$3,718,229	$3,643,538	$3,563,637
Operating expenses:
Cost of revenue	2,408,040	2,349,488	2,306,892
Research and development	252,292	254,944	257,896
Selling, general and administrative	464,883	440,085	445,134
Amortization of purchased intangible assets and other	109,873	70,073	58,067
Restructuring charges	—	13,000	—

	3,235,088	3,127,590	3,067,989

Operating income	483,141	515,948	495,648
Interest and other income (expense), net	1,557	(2,544)	(6,098)

Income before income taxes	484,698	513,404	489,550
Income taxes	75,367	67,241	67,428

Net income	$409,331	$446,163	$422,122

Basic earnings per share	$2.74	$2.89	$2.65

Diluted earnings per share	$2.71	$2.85	$2.62

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended September 30,
	2016	2015	2014
Net income	$409,331	$446,163	$422,122
Other comprehensive income (loss), net of tax:
Net change in fair value of cash flow hedges(1)	24,666	(6,630)	(10,218)
Net change in fair value of available-for-sale securities(2)	249	358	(283)
Net actuarial (losses) on defined benefit plan(3)	(2,067)	(509)	(103)

Other comprehensive income (loss), net of tax	22,848	(6,781)	(10,604)

Comprehensive income	$432,179	$439,382	$411,518

(1)	Net of tax (expense) benefit of $(7,053), $2,627 and $4,413 for the fiscal years ended September 30, 2016, 2015 and 2014, respectively.
(2)	Net of tax (expense) benefit of $(1), $5 and $2 for the fiscal years ended September 30, 2016, 2015 and 2014, respectively.
(3)	Net of tax benefit (expense) of $747, $(81) and $38 for the fiscal years ended September 30, 2016, 2015 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)(1)	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance as of October 1, 2013	160,062	$4,199	$2,878,898	$(2,785,071)	$632	$3,176,125	$3,274,783
Comprehensive income:
Net income	—	—	—	—	—	422,122	422,122
Other comprehensive loss	—	—	—	—	(10,604)	—	(10,604)

Comprehensive income							411,518
Employee stock options exercised	4,395	73	128,063	—	—	—	128,136
Repurchase of shares	(8,425)	—	—	(372,014)	—	—	(372,014)
Tax benefit from equity-based awards	—	—	3,241	—	—	—	3,241
Cash dividends declared ($0.595 per ordinary share)	—	—	—	—	—	(94,418)	(94,418)
Issuance of restricted stock, net of forfeitures	672	12	—	—	—	—	12
Equity-based compensation expense related to employees	—	—	44,578	—	—	—	44,578

Balance as of September 30, 2014	156,704	4,284	3,054,780	(3,157,085)	(9,972)	3,503,829	3,395,836
Comprehensive income:
Net income	—	—	—	—	—	446,163	446,163
Other comprehensive loss	—	—	—	—	(6,781)	—	(6,781)

Comprehensive income							439,382
Employee stock options exercised	2,540	39	78,543	—	—	—	78,582
Repurchase of shares	(8,596)	—	—	(454,020)	—	—	(454,020)
Tax benefit from equity-based awards	—	—	4,690	—	—	—	4,690
Cash dividends declared ($0.665 per ordinary share)	—	—	—	—	—	(102,196)	(102,196)
Issuance of restricted stock, net of forfeitures	502	8	—	—	—	—	8
Equity-based compensation expense related to employees	—	—	44,560	—	—	—	44,560

Balance as of September 30, 2015	151,150	4,331	3,182,573	(3,611,105)	(16,753)	3,847,796	3,406,842
Comprehensive income:
Net income	—	—	—	—	—	409,331	409,331
Other comprehensive income	—	—	—	—	22,848	—	22,848

Comprehensive income							432,179
Employee stock options exercised	2,694	39	89,728	—	—	—	89,767
Repurchase of shares	(7,236)	—	—	(413,422)	—	—	(413,422)
Tax benefit from equity-based awards	—	—	7,788	—	—	—	7,788
Cash dividends declared ($0.755 per ordinary share)	—	—	—	—	—	(112,300)	(112,300)
Issuance of restricted stock, net of forfeitures	526	7	—	—	—	—	7
Equity-based compensation expense related to employees	—	—	42,700	—	—	—	42,700

Balance as of September 30, 2016	147,134	$4,377	$3,322,789	$(4,024,527)	$6,095	$4,144,827	$3,453,561

(1)	As of September 30, 2016, 2015 and 2014, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $12,514, $(12,152) and $(5,522), unrealized gain (loss) on short-term interest-bearing investments, net of tax, of $568, $319 and $(39) and unrealized (loss) on defined benefit plan, net of tax, of $(6,987), $(4,920) and $(4,411).

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2016	2015	2014
Cash Flow from Operating Activities:
Net income	$409,331	$446,163	$422,122
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	211,791	174,795	162,772
Equity-based compensation expense	42,700	44,560	44,578
Deferred income taxes	(2,315)	(26,887)	(6,510)
Excess tax benefit from equity-based compensation	(6,913)	(5,949)	(3,925)
Loss from short-term interest-bearing investments	407	476	1,023
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(70,859)	39,829	5,540
Prepaid expenses and other current assets	(11,164)	22,690	(1,769)
Other noncurrent assets	2,587	7,406	7,434
Accounts payable, accrued expenses and accrued personnel	59,982	63,894	73,949
Deferred revenue	(49,828)	2,434	(1,967)
Income taxes payable, net	10,112	23,474	1,106
Other noncurrent liabilities	24,403	(20,263)	4,905

Net cash provided by operating activities	620,234	772,622	709,258

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(130,086)	(120,503)	(111,569)
Proceeds from sale of short-term interest-bearing investments	361,960	252,818	379,484
Purchase of short-term interest-bearing investments	(370,742)	(250,184)	(389,800)
Net cash paid for acquisitions	(283,450)	(263,193)	(180,540)
Other	(18,533)	1,408	3,872

Net cash used in investing activities	(440,851)	(379,654)	(298,553)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	220,000	210,000
Payments under financing arrangements	(220,000)	(210,000)	(200,000)
Repurchase of shares	(413,422)	(454,020)	(372,014)
Proceeds from employee stock option exercises	89,600	78,206	128,125
Payments of dividends	(109,304)	(100,790)	(90,939)
Excess tax benefit from equity-based compensation	6,913	5,949	3,925
Other	(83)	(9)	(725)

Net cash used in financing activities	(446,296)	(460,664)	(321,628)

Net (decrease) increase in cash and cash equivalents	(266,913)	(67,696)	89,077
Cash and cash equivalents at beginning of year	1,035,573	1,103,269	1,014,192

Cash and cash equivalents at end of year	$768,660	$1,035,573	$1,103,269

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$50,407	$51,141	$59,216
Interest	576	548	628

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 1 — Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, pay TV, entertainment and media industry service providers, in developed countries and emerging markets. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience solutions primarily for leading wireless, wireline, broadband, cable and satellite service providers throughout the world. Amdocs also offers a full range of entertainment and media solutions for media publishers, TV networks, video streaming providers, ad agencies and advertising service providers.

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

Reclassifications

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation. The Company’s prior year consolidated balance sheet as of September 30, 2015 reflects the reclassification of taxes receivable to prepaid expenses and other current assets, as well as current taxes payable to accrued expenses and other current liabilities to conform with the current period presentation.

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

Investments

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive income (loss)” in shareholders’ equity, unless a security is other than temporarily impaired. The Company recognizes an impairment charge in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while other declines in fair value related to other factors are recognized in other comprehensive income (loss). The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit losses. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which primarily ranges from three to ten years. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease. Equipment and leasehold improvements that have been fully depreciated and are no longer in use are netted against accumulated depreciation.

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

Business Combinations

In accordance with business combinations accounting, assets acquired and liabilities assumed, as well as any contingent consideration that may be part of the acquisition agreement, are recorded at their respective fair values at the date of acquisition. For acquisitions that include contingent consideration, the fair value is estimated on the acquisition date as the present value of the expected contingent payments, determined using weighted probabilities of possible payments. The Company remeasures the fair value of the contingent consideration at each reporting period until the contingency is resolved. Except for measurement period adjustments, the changes in fair value are recognized in the consolidated statements of income.

In accordance with business combinations accounting, the Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. As a result of the significant judgments that need to be made, the Company obtains the assistance of independent valuation firms. The Company completes these assessments as soon as practical after the closing dates. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

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

Beginning in fiscal year 2016, the Company presents deferred tax liabilities and assets as noncurrent on the balance sheet. As of September 30, 2015, deferred tax liabilities and assets were classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting. Deferred tax liabilities also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

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

Revenue Recognition

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, revenue is generally recognized over the course of these long-term projects,

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

using the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the project. The Company evaluates contracts entered into at or near the same time with the same customer (or related parties of the customer) and determines if the contracts should be combined in accordance with the guidance for revenue recognition.

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

In managed services contracts and in other long-term contracts, revenue from the operation of a customer’s system is recognized either as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement as well as, in some cases, possesses other attributes such as latitude in determining prices and selecting suppliers. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis. Revenue from third-party sales was less than 10% of revenue in each of fiscal years 2016, 2015 and 2014. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as the Company is the primary obligor under the arrangement.

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

The Company evaluates accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably probable. As of September 30, 2016, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 34%, which was higher than its respective portion of total revenue. As of September 30, 2015, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 35%, which was higher than its respective portion of total revenue.

Earnings per Share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding, the effect of dilutive outstanding equity-based awards using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method. The Company includes participating

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

securities (unvested restricted shares that contain non-forfeitable rights to dividends or dividend equivalents) in the computation of earnings per share pursuant to the two-class method, which calculates earnings per share for common shares and participating securities.

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

Recent Accounting Standards

In November 2016, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, which requires an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The ASU will be effective for the Company beginning in the first quarter of fiscal year 2019, and early adoption is permitted. The Company currently expects adoption of this ASU will not have a material impact on its statement of cash flows.

In October 2016, as part of its simplification initiative aimed at reducing complexity in accounting standards, the FASB issued an ASU, which removes the prohibition in the current authoritative guidance for accounting for income taxes against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. The ASU will be effective for the Company on October 1, 2018, and early adoption in the first interim period of a fiscal year is permitted. The Company currently expects adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2016, FASB issued an ASU that intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company currently expects adoption of this ASU will not have a material impact on its statement of cash flows.

In June 2016, the FASB issued an ASU on accounting for credit losses, which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The ASU will be effective for the Company beginning in the first quarter of fiscal year 2021 and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In March 2016, the FASB issued an ASU on employee share-based payments. The ASU simplifies several aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, accounting for forfeitures and classification in the statements of cash flows. This ASU will be effective for the Company on October 1, 2017, and early adoption is permitted. The Company is currently evaluating the effect that adoption of this ASU will have on its consolidated financial statements.

In February 2016, the FASB issued an ASU on accounting for leases to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

effective for the Company beginning in the first quarter of fiscal 2020, must be adopted using a modified retrospective method and its early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In January 2016, the FASB issued an ASU on recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company expects adoption of this ASU may result in changes in its financial statements presentation but will not affect the content of its consolidated financial statements.

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU will be effective for the Company with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued an ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In August 2015, the FASB deferred the effective date of this ASU by one year, to fiscal years beginning after December 15, 2017; however, early adoption for fiscal years beginning after December 15, 2016, will be permitted. In March 2016, the FASB issued ASU 2016-08 that clarifies the implementation guidance for principal versus agent considerations in the new revenue standard. In April 2016, the FASB issued ASU 2016-10 that amends the guidance in the new revenue standard related to identifying performance obligations and accounting for licenses of intellectual property. In May 2016, the FASB issued ASU 2016-12, which amends guidance in the new revenue standard on collectibility, noncash consideration, presentation of sales tax and transition. ASU 2016-08, ASU 2016-10 and ASU 2016-12 must be adopted together with the new revenue standard. The Company is evaluating the methods and timing of its adoption, as well as the effect that adoption of the new revenue standard will have on its consolidated financial statements.

Adoption of New Accounting Standard

In November 2015, the FASB issued an ASU that requires entities to present deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. The ASU, which may be applied either prospectively or retrospectively, will be effective for public business entities in fiscal years beginning after December 15, 2016, including interim periods within those years and early adoption is permitted. The Company prospectively adopted this ASU effective October 1, 2015 and, as such, the Company’s consolidated balance sheet as of September 30, 2015, does not reflect the reclassification of current deferred tax assets and liabilities as noncurrent amounts.

Note 3 — Acquisitions

Entities acquired by the Company during the last three fiscal years have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year.

On September 14, 2016, the Company acquired Vindicia, Inc. (“Vindicia”), Brite:Bill Group Limited (“Brite:Bill”) and Pontis, Inc. (“Pontis”) for the aggregate of $258,457 in cash, with the potential for additional consideration subject to the achievement of certain performance metrics. These three companies were acquired to expand the Company’s digital offering. Please see Note 9 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

On July 2, 2015, the Company acquired a substantial majority of the assets of the business support systems (BSS) business unit of Comverse, Inc. (“Comverse”) for $271,812 in cash, of which a total of $13,000 was attributable to a restructuring activity initiated by the Company and was recorded in the consolidated statements of income, in accordance with authoritative guidance for business combinations. Upon this acquisition, the Company and Comverse signed a transition services agreement for services to be performed by Comverse for an agreed period following the acquisition date. This acquisition geographically complements the Company’s market focus by expanding and diversifying its global customer base, particularly in Asia Pacific, Latin America and Europe. Please see Note 9 to the consolidated financial statements.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2016 and 2015:

	As of September 30, 2016
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$449,288	$—	$—	$449,288
U.S. government treasuries	105,513	—	—	105,513
Corporate bonds	—	96,154	—	96,154
U.S. agency securities	—	48,393	—	48,393
Commercial paper and certificates of deposit	—	42,498	—	42,498
Asset backed obligations	—	30,194	—	30,194
Supranational and sovereign debt	—	8,342	—	8,342

Total available-for-sale securities	554,801	225,581	—	780,382

Derivative financial instruments, net	—	16,067	—	16,067

Other liabilities	—	—	(24,597)	(24,597)

Total	$554,801	$241,648	$(24,597)	$771,852

	As of September 30, 2015
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$470,286	$—	$—	$470,286
U.S. government treasuries	117,452	—	—	117,452
Corporate bonds	—	101,603	—	101,603
U.S. agency securities	—	45,181	—	45,181
Commercial paper and certificates of deposit	2,015	25,487	—	27,502
Asset backed obligations	—	29,215	—	29,215
Supranational and sovereign debt	—	10,443	—	10,443

Total available-for-sale securities	589,753	211,929	—	801,682

Derivative financial instruments, net	—	(13,097)	—	(13,097)

Other liabilities	—	—	(3,266)	(3,266)

Total	$589,753	$198,832	$(3,266)	$785,319

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal year 2016 or fiscal year 2015. Level 3 amounts relate to certain acquisition-related liabilities, which were valued using a Monte-Carlo simulation model. These liabilities were included in both accrued expenses and other current liabilities and other

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

noncurrent liabilities as of September 30, 2016, and in accrued expenses and other current liabilities as of September 30, 2015.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

Note 5 — Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$449,288	$—	$—	$449,288
U.S. government treasuries	105,377	151	15	105,513
Corporate bonds	95,852	339	37	96,154
U.S. agency securities	48,339	69	15	48,393
Commercial paper and certificates of deposit	42,498	—	—	42,498
Asset backed obligations	30,121	73	—	30,194
Supranational and sovereign debt	8,334	8	—	8,342

Total(1)	$779,809	$640	$67	$780,382

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2016, $327,063 of securities were classified as short-term interest-bearing investments and $453,319 of securities were classified as cash and cash equivalents.

	As of September 30, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$470,286	$—	$—	$470,286
U.S. government treasuries	117,235	217	—	117,452
Corporate bonds	101,613	123	133	101,603
U.S. agency securities	45,105	76	—	45,181
Commercial paper and certificates of deposit	27,502	—	—	27,502
Asset backed obligations	29,195	20	—	29,215
Supranational and sovereign debt	10,423	20	—	10,443

Total(2)	$801,359	$456	$133	$801,682

(2)

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2015, $318,439 of securities were classified as short-term interest-bearing investments and $483,243 of securities were classified as cash and cash equivalents.

As of September 30, 2016, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in fiscal years 2016, 2015 and 2014.

As of September 30, 2016, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$569,395
1 to 2 years	105,538
2 to 3 years	90,240
3 to 4 years	9,549
Thereafter	5,660

$780,382

Note 6 — Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $17,685 as of September 30, 2016. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2016. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2016 for forward contracts, and based on spot rates as of September 30, 2016 for options.

Notional Value*
Foreign exchange contracts	$1,302,260

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2016 and September 30, 2015, is as follows:

	As of September 30,
	2016	2015
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$12,780	$3,631
Other noncurrent assets	4,545	533
Accrued expenses and other current liabilities	(501)	(14,640)
Other noncurrent liabilities	(367)	(3,990)

	16,457	(14,466)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	3,516	4,508
Accrued expenses and other current liabilities	(3,906)	(3,139)

	(390)	1,369

Net fair value	$16,067	$(13,097)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of September 30, 2016 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other income (expense), net.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2016, 2015 and 2014, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	(Losses) Gains Reclassified from Other Comprehensive Income (Loss) (Effective Portion) Year Ended September 30,
	2016	2015	2014
Line item in consolidated statements of income:
Revenue	$(192)	$1,077	$539
Cost of revenue	(2,131)	(13,624)	15,424
Research and development	(643)	(3,621)	4,056
Selling, general and administrative	(1,175)	(4,074)	4,072

Total	$(4,141)	$(20,242)	$24,091

The activity related to the changes in net unrealized (losses) gains on cash flow hedges recorded in accumulated other comprehensive income (loss), net of tax, is as follows:

	Year Ended September 30,
	2016	2015	2014
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$(12,152)	$(5,522)	$4,696
Changes in fair value of cash flow hedges, net of tax	20,911	(23,432)	9,162
Reclassification of losses (gains) into earnings, net of tax	3,755	16,802	(19,380)

Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$12,514	$(12,152)	$(5,522)

Gains (losses) from cash flow hedges recognized in other comprehensive income (loss) were $27,578, $(29,499) and $9,460, or $20,911, $(23,432) and $9,162, net of taxes, during the fiscal years ended September 30, 2016, 2015 and 2014, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of September 30, 2016, a net gain of $9,362 will be reclassified into earnings during fiscal 2017 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2016, 2015 and 2014, was not material.

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

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2016, 2015 and 2014, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income Year Ended September 30,
	2016	2015	2014
Line item in statements of income:
Revenue	$(67)	$339	$18
Cost of revenue	2,187	(8,668)	(3,446)
Research and development	284	(830)	(432)
Selling, general and administrative	560	(1,827)	(821)
Interest and other income (expense), net	(9,674)	30,150	9,080
Income taxes	(1,076)	1,822	657

Total	$(7,786)	$20,986	$5,056

Note 7 — Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of September 30,
	2016	2015
Accounts receivable — billed	$723,921	$668,424
Accounts receivable — unbilled	134,122	80,197
Less — allowances	(39,512)	(33,837)

Accounts receivable, net	$818,531	$714,784

Note 8 — Equipment and Leasehold Improvements, Net

Components of equipment and leasehold improvements, net are:

	As of September 30,
	2016	2015
Computer equipment	$1,016,973	$1,132,152
Leasehold improvements	206,195	201,765
Furniture, fixtures and other	52,372	60,904

	1,275,540	1,394,821
Less accumulated depreciation	(943,812)	(1,085,501)

	$331,728	$309,320

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Total depreciation expense on equipment and leasehold improvements for fiscal years 2016, 2015 and 2014, was $113,717, $108,169 and $105,364, respectively.

As of September 30, 2016 and 2015, the unamortized software assets developed for internal use were $104,346 and $85,957, respectively, and are presented under Computer equipment in the table above.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of October 1, 2014	$1,925,225
Goodwill resulting from acquisitions(1)	123,987
Other	(119)

As of September 30, 2015	2,049,093
Goodwill resulting from acquisitions(2)	164,506
Other	(1,960)

As of September 30, 2016	$2,211,639

(1)	Mainly relates to the acquisition of a substantial majority of the BSS assets of Comverse. In allocating the total purchase price of the acquired assets based on estimated fair values, the Company recorded $117,693 of goodwill, $97,000 of core technology to be amortized over a weighted average of approximately four years and $38,639 of customer relationships to be amortized over a weighted average of approximately five years.
(2)	Mainly relates to the acquisitions of Vindicia, Brite:Bill and Pontis. In allocating the total preliminary purchase price of Vindicia based on estimated fair values, the Company recorded $64,004 of goodwill, $20,091 of core technology to be amortized over approximately three years, $11,623 of customer relationships to be amortized over approximately five years and $1,103 of other intangible assets to be amortized over approximately two years. In allocating the total preliminary purchase price of Brite:Bill based on estimated fair values, the Company recorded $55,430 of goodwill, $20,917 of core technology to be amortized over approximately three years, $9,638 of customer relationships to be amortized over approximately seven years and $773 of other intangible assets to be amortized over approximately two years. In allocating the total preliminary purchase price of Pontis based on estimated fair values, the Company recorded $36,985 of goodwill, $24,361 of core technology to be amortized over approximately four years and $20,993 of customer relationships to be amortized over approximately six years.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2016, 2015 or 2014.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Estimated Useful Life (in years)	Gross	Accumulated Amortization	Net
September 30, 2016
Core technology	2-8	$604,673	$(451,169)	$153,504
Customer relationships	1-15	491,639	(370,658)	120,981
Intellectual property rights and purchased computer software	—	51,996	(51,996)	—
Other	2-10	33,542	(26,500)	7,042

Total		$1,181,850	$(900,323)	$281,527

September 30, 2015
Core technology	2-8	$531,669	$(398,898)	$132,771
Customer relationships	3-15	439,435	(328,747)	110,688
Intellectual property rights and purchased computer software	—	51,996	(51,996)	—
Other	3-10	31,666	(22,608)	9,058

Total		$1,054,766	$(802,249)	$252,517

The following table presents the amortization expense of the Company’s definite-lived purchased intangible assets, included in each financial statement caption reported in the consolidated statements of income:

	Year Ended September 30,
	2016	2015	2014
Cost of revenue	$1,609	$1,609	$1,609
Amortization of definite-lived purchased intangible assets	96,465	65,017	55,799

Total	$98,074	$66,626	$57,408

The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2016 is as follows:

Amount
Fiscal year:
2017	$109,520
2018	78,502
2019	52,593
2020	21,748
2021	9,280
Thereafter	9,884

Total	$281,527

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 10 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2016	2015	2014
Current	$77,682	$94,128	$73,938
Deferred	(2,315)	(26,887)	(6,510)

	$75,367	$67,241	$67,428

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

During fiscal years 2016, 2015 and 2014, the Company recognized immaterial deferred income tax expense as a result of enacted changes in tax laws or rates.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2016	2015
Deferred tax assets:
Deferred revenue	$57,361	$69,680
Employee compensation and benefits	80,312	75,401
Intangible assets, computer software and intellectual property	14,840	14,937
Tax credits, net capital and operating loss carryforwards	168,641	114,709
Other	68,073	68,300

Total deferred tax assets	389,227	343,027
Valuation allowances	(96,870)	(112,165)

Total deferred tax assets, net	292,357	230,862

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(66,628)	(58,774)
Intangible assets, computer software and intellectual property	(146,848)	(118,650)
Other	(26,228)	(19,886)

Total deferred tax liabilities	(239,704)	(197,310)

Net deferred tax assets	$52,653	$33,552

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2016	2015	2014
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	16	13	14

Effective income tax rate	16%	13%	14%

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

(1)	In fiscal year 2016, foreign taxes included a net benefit of $15,264 due to settlements and conclusions of tax audits in certain jurisdictions that resulted in a reduction to the Company’s provision for gross unrecognized tax benefits, partially offset by a decrease to the Company’s taxes receivable and deferred tax assets. Foreign taxes in fiscal year 2016 also included a decrease of $4,606 that was attributable to the expiration of statutes of limitations related to unrecognized tax benefits accumulated over several years in certain jurisdictions, which was partially offset by provisions for new uncertain tax positions of $23,597 recognized during fiscal year 2016. In addition, foreign taxes in fiscal year 2016 included a benefit of $19,963 as a result of a release of tax provision in light of a non-taxable internal capital gain recognized during fiscal year 2016. Foreign taxes in fiscal year 2016 included also a benefit of $15,651 resulting from the release of valuation allowances on deferred tax assets at several of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income.

In fiscal year 2015, foreign taxes included a net benefit of $7,594 due to settlements of tax audits in certain jurisdictions that resulted in a reduction to the Company’s provision for gross unrecognized tax benefits, partially offset by an increase to the Company’s taxes payable. Foreign taxes in fiscal year 2015 also included a decrease of $17,232 that was attributable to the expiration of statutes of limitations related to unrecognized tax benefits accumulated over several years in certain jurisdictions, which was partially offset by a provision for a new uncertain tax position of $6,000 recognized during fiscal year 2015. In addition, foreign taxes in fiscal year 2015 included a net benefit of $22,895 resulting from the release of valuation allowances on deferred tax assets at several of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income.

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

During fiscal year 2016, the net decrease in valuation allowances was $15,295, which related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2016, the Company had tax credits, net capital and operating loss carryforwards of $773,721, of which $214,538 have expiration dates through 2036, and the remainder do not expire.

During fiscal year 2015, the net decrease in valuation allowances was $16,042, which related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2015, the Company had tax credits, net capital and operating loss carryforwards of $451,247, of which $98,912 have expiration dates through 2035, and the remainder do not expire.

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2016	2015	2014
Balance at beginning of fiscal year	$126,706	$123,942	$130,371
Additions based on tax positions related to the current year	65,009	22,314	22,821
Additions for tax positions of prior years	41,183	11,125	4,016
Reductions for tax positions of prior years	—	—	—
Settlements with tax authorities	(31,624)	(13,443)	(14,557)
Lapse of statute of limitations	(4,606)	(17,232)	(18,709)

Balance at end of fiscal year	$196,668	$126,706	$123,942

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The total amount of unrecognized tax benefits, which includes interest and penalties, was $196,668 as of September 30, 2016, and $126,706 as of September 30, 2015, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2016, the Company had accrued $31,138 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $8,919 was recognized in the statements of income in fiscal year 2016. As of September 30, 2015, the Company had accrued $22,219 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $1,364 was recognized in the statements of income in fiscal year 2015.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2016, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

It is reasonably possible that the amount of unrecognized tax benefits may decrease by $28,066 during fiscal 2017 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

Note 11 — Repurchase of Shares

From time to time, the Company’s Board of Directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The Company’s Board of Directors adopted a share repurchase plan on April 30, 2014, for the repurchase of up to $750,000 of the Company’s outstanding ordinary shares and on February 2, 2016, adopted another share repurchase plan for the repurchase of up to an additional $750,000 of its outstanding ordinary shares. The authorizations have no expiration date and permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. In May 2016, the Company completed the repurchase of the remaining authorized amount under the April 2014 share repurchase plan and began executing repurchases under the February 2016 plan. In fiscal year 2016, the Company repurchased approximately 7,236 ordinary shares at an average price of $57.12 per share (excluding broker and transaction fees). As of September 30, 2016, the Company had remaining authority to repurchase up to $596,774 of its outstanding ordinary shares.

Note 12 — Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on the Company’s credit ratings. As of September 30, 2016, the Company was in compliance with the financial covenants under the revolving credit facility. In September 2016, the Company borrowed an aggregate of $200,000 under the facility and repaid it in October 2016. In September 2015, the Company borrowed an aggregate of $220,000 under the facility and repaid it in October 2015.

As of September 30, 2016, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $62,856. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 13 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2016	2015
Project-related provisions	$208,357	$201,719
Taxes payable	38,430	68,448
Dividends payable(1)	28,693	25,697
Derivative instruments(2)	4,407	17,779
Other	331,818	295,184

	$611,705	$608,827

(1)	The amounts payable as a result of the July 26, 2016 and the July 29, 2015 dividend declarations. Please see Note 18 to the consolidated financial statements.
(2)	Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments. Please see Note 6 to the consolidated financial statements.

Note 14 — Interest and other income (expense), net

Interest and other income (expense), net, consists of the following:

	Year Ended September 30,
	2016	2015	2014
Interest income	$6,815	$4,615	$4,075
Interest expense	(1,667)	(3,142)	(3,483)
Foreign exchange loss	(1,998)	(8,130)	(3,447)
Other, net	(1,593)	4,113	(3,243)

	$1,557	$(2,544)	$(6,098)

Note 15 — Contingencies and Commitments

Commitments

The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments, which include rent and other payments the Company is obligated to make, based on the Company’s contractual obligations as of September 30, 2016 are as follows:

For the year ended September 30,
2017	$76,969
2018	57,690
2019	49,026
2020	27,747
2021	20,344
Thereafter	45,346

$277,122

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Rent expense net of sublease income was approximately $53,164, $47,032 and $45,032 for fiscal years 2016, 2015 and 2014, respectively. The Company had no committed future sublease income as of September 30, 2016.

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

The Company is currently defending a lawsuit against certain of its subsidiaries in Oregon District Court alleging breach of contract and trade secret misappropriation. According to the suit, the Company improperly utilized information received from the plaintiff in connection with its electronic payment processing solution, which is one of several components of its mobile financial services offerings. During fiscal year 2016, the District Court denied the Company’s motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings will continue. The Company intends to continue to vigorously defend against the allegations set forth in the complaint. At this stage, the Company cannot determine that a loss amount is probable and is unable to reasonably estimate the ultimate outcome of the above suit, therefore no amounts have been accrued related to the outcome of the suit above.

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

The Company generally offers its products with a limited warranty for a period of 90 days or more. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2016, 2015 and 2014.

The Company generally indemnifies its customers against claims made by third parties arising from the use of the Company’s software and certain other matters. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

Note 16 — Employee Benefits

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability amounted to $240,414 and $216,946 as of September 30, 2016 and 2015, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $185,836 and $170,816 as of September 30, 2016 and 2015, respectively, and are included in other noncurrent assets. The accrued severance expenses were $34,165, $31,086 and $27,490 for fiscal years 2016, 2015 and 2014, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal years 2016, 2015 and 2014 under such plans were not material compared to total operating expenses.

The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for certain employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees, discount rate, inflation and expected health care costs. The fair value of the employee benefit plans’ assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experienced gains and losses. The Company recognized the funded status of such plans in the balance sheet. The pension and other benefits costs related to the non-contributory defined benefit plans were immaterial in fiscal years 2016, 2015 and 2014.

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

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the fiscal year ended September 30, 2016:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2015	8,872	$38.58
Granted	1,898	55.10
Exercised	(2,694)	33.32
Forfeited	(453)	44.59

Outstanding as of September 30, 2016(1)	7,623	$44.20

Exercisable as of September 30, 2016(1)	2,777	$36.20

(1)	As of September 30, 2016, the weighted average remaining contractual life of outstanding and exercisable options was 7.33 and 5.63 years, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

The following table summarizes information relating to awards of restricted shares, as well as changes during the fiscal year ended September 30, 2016:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2015	1,611	$42.33
Granted	658	55.69
Vested	(696)	39.48
Forfeited	(100)	44.41

Outstanding as of September 30, 2016	1,473	$49.50

The total intrinsic value of options exercised during fiscal years 2016, 2015 and 2014 was $65,292, $51,812 and $62,640, respectively.

The value of restricted shares vested during fiscal years 2016, 2015 and 2014 was $39,490, $39,734 and $26,737, respectively.

The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2016 was $104,117 and $60,135, respectively.

Employee equity-based compensation pre-tax expense for the years ended September 30, 2016, 2015 and 2014 was as follows:

	Year Ended September 30,
	2016	2015	2014
Cost of revenue	$18,249	$15,621	$17,496
Research and development	3,742	3,400	3,599
Selling, general and administrative	20,709	25,539	23,483

Total	$42,700	$44,560	$44,578

The total income tax benefit recognized in the consolidated statements of income for stock-based compensation (including restricted shares) for fiscal years 2016, 2015 and 2014 was $4,503, $5,490 and $5,295, respectively.

As of September 30, 2016, there was $38,352 of unrecognized compensation expense related to unvested stock options and unvested restricted shares. The Company recognizes compensation costs using the graded vesting attribution method, which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2016	2015	2014
Risk-free interest rate(1)	1.40%	1.26%	1.30%
Expected life of stock options(2)	4.50	4.50	4.50
Expected volatility(3)	18.5%	15.6%	17.3%
Expected dividend yield(4)	1.40%	1.37%	1.45%
Fair value per option	$7.97	$5.97	$5.56

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on blended volatility. Please see Note 2 to the consolidated financial statements.
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Note 18 — Dividends

The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2016, 2015 and 2014:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date

July 26, 2016	$0.195	September 30, 2016	$28,693	October 21, 2016
May 4, 2016	$0.195	June 30, 2016	$28,836	July 15, 2016
February 2, 2016	$0.195	March 31, 2016	$29,206	April 15, 2016
November 10, 2015	$0.170	December 31, 2015	$25,565	January 15, 2016

July 29, 2015	$0.170	September 30, 2015	$25,697	October 16, 2015
April 29, 2015	$0.170	June 30, 2015	$26,127	July 17, 2015
January 27, 2015	$0.170	March 31, 2015	$26,286	April 16, 2015
November 4, 2014	$0.155	December 31, 2014	$24,086	January 16, 2015

July 29, 2014	$0.155	September 30, 2014	$24,291	October 17, 2014
April 30, 2014	$0.155	June 30, 2014	$24,576	July 18, 2014
January 29, 2014	$0.155	March 31, 2014	$24,799	April 17, 2014
November 5, 2013	$0.130	December 31, 2013	$20,752	January 17, 2014

The amounts payable as a result of the July 26, 2016, July 29, 2015 and July 29, 2014 declarations were included in accrued expenses and other current liabilities as of September 30, 2016, 2015 and 2014, respectively.

On November 8, 2016, the Company’s Board of Directors approved the next quarterly dividend payment, at the rate of $0.195 per share, and set December 30, 2016 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 13, 2017.

On November 8, 2016, the Company’s Board of Directors also approved, subject to shareholder approval at the January 2017 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.22 per share, anticipated to be paid in April 2017.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Note 19 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2016	2015	2014
Numerator:
Net income	$409,331	$446,163	$422,122
Less-net income and dividends attributable to participating restricted shares	(3,592)	(4,597)	(4,837)

Numerator for basic earnings per common share	$405,739	$441,566	$417,285

Add-undistributed income allocated to participating restricted shares	2,604	3,539	3,753
Less-undistributed income reallocated to participating restricted shares	(2,569)	(3,485)	(3,698)

Numerator for diluted earnings per common share	$405,774	$441,620	$417,340

Denominator:
Weighted average number of shares outstanding — basic	149,168	154,423	159,012
Less-weighted average number of participating restricted shares	(1,309)	(1,591)	(1,822)

Weighted average number of common shares — basic	147,859	152,832	157,190

Effect of assumed conversion of 0.5% convertible notes	5	14	20
Effect of dilutive stock options granted	2,002	2,372	2,334

Weighted average number of common shares — diluted	149,866	155,218	159,544

Basic earnings per common share	$2.74	$2.89	$2.65

Diluted earnings per common share	$2.71	$2.85	$2.62

For the fiscal years ended September 30, 2016, 2015 and 2014, 1,785, 724 and 1,064 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

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

	Year Ended September 30,
	2016	2015	2014
Revenue
North America (mainly United States)	$2,381,122	$2,555,539	$2,589,613
Europe	513,295	422,095	450,669
Rest of the world	823,812	665,904	523,355

Total	$3,718,229	$3,643,538	$3,563,637

	As of September 30,
	2016	2015
Long-lived Assets(1)
Europe	$127,318	$102,434
North America (mainly United States)	72,907	79,693
Rest of the world:
Israel	67,736	59,581
India	38,629	34,472
Others	25,138	33,140

Total	$331,728	$309,320

(1)	Equipment and leasehold improvements.

Revenue and Customer Information

Customer experience solutions include the following offerings: digital experience for consumer multiplay and business customers, network solutions, Internet of Things (IoT), customer operational intelligence, mobile financial services and Amdocs Optima. Customer experience solutions also include a comprehensive line of services such as thought leadership & advisory services, systems integration, transformation services, managed services, network services, digital business operations for order to activation, order gateway services, revenue guard, Amdocs academy and testing. Directory includes comprehensive set of products and services for media publishers, TV networks, video streaming providers, ad agencies and advertising service providers.

Total revenue consists of the following:

	Year Ended September 30,
	2016	2015	2014
Customer experience solutions	$3,629,698	$3,542,531	$3,435,478
Directory	88,531	101,007	128,159

Total	$3,718,229	$3,643,538	$3,563,637

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(dollar and share amounts in thousands, except per share data)

Sales to Significant Customers

The Company had one customer that accounted for at least ten percent of its total revenue in each of fiscal years 2016, 2015 and 2014. The percentage of revenue from this customer out of total revenue during fiscal years 2016, 2015 and 2014 was 33%, 34% and 33%, respectively.

Note 21 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2016
Revenue	$940,656	$930,133	$925,935	$921,505
Operating income	118,497	124,962	120,147	119,535
Net income	95,709	105,060	107,720	100,842
Basic earnings per share	0.65	0.71	0.72	0.67
Diluted earnings per share	0.64	0.70	0.71	0.66
2015
Revenue	$926,776	$907,897	$902,578	$906,287
Operating income	109,700	126,727	138,000	141,521
Net income	91,130	107,782	116,261	130,990
Basic earnings per share	0.60	0.70	0.75	0.84
Diluted earnings per share	0.59	0.69	0.74	0.83

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Accounts Receivable Allowances		Valuation Allowances on Net Deferred Tax Assets
Balance as of October 1, 2013	$20,335		$127,202
Charged to costs and expenses	6,100		12,725	(1)
Charged to other accounts	12,754		4,418	(2)
Deductions	(2,791)		(16,138	)(3)

Balance as of September 30, 2014	36,398		128,207
Charged to costs and expenses	13,328		24,040	(4)
Charged to other accounts	552		—
Deductions	(16,441)		(40,082	)(5)

Balance as of September 30, 2015	33,837		112,165
Charged to costs and expenses	24,004		13,800	(6)
Charged to other accounts	1,415		826
Deductions	(19,744	)(8)	(29,921	)(7)

Balance as of September 30, 2016	$39,512		$96,870

(1)	Valuation allowances recorded on deferred tax assets during fiscal year 2014.
(2)	Includes mainly valuation allowances on deferred tax assets incurred in connection with an immaterial acquisition in fiscal year 2014.
(3)	$9,641 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.
(4)	Valuation allowances recorded on deferred tax assets during fiscal year 2015.
(5)	$2,235 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.
(6)	Valuation allowances recorded on deferred tax assets during fiscal year 2016.
(7)	$9,231 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.
(8)	$12,727 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.