Form 20-F
period 2017-09-30
AMDOCS LTD
filed 2017-12-11
CIK 1062579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2017

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

St. Peter Port, Guernsey, GY1 2NG

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

Ordinary Shares, par value £0.01	144,391,245(1)
(Title of class)	(Number of shares)

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

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐                Emerging growth company  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

(1)	Net of 129,381,710 shares held in treasury. Does not include 7,091,421 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our stock option plan or by companies we have acquired.

AMDOCS LIMITED

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2017

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products, refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2017 as “fiscal 2017.”

We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including Amdocs™, CES™ and The New World of Customer Experience™, among others.

i

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2017 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2017	2016	2015	2014	2013
	(In thousands, except share data)
Statement of Operations Data:
Revenue	$3,867,155	$3,718,229	$3,643,538	$3,563,637	$3,345,854
Operating income	517,333	483,141	515,948	495,648	481,552
Net income	436,826	409,331	446,163	422,122	412,439
Basic earnings per share	2.99	2.74	2.89	2.65	2.56
Diluted earnings per share	2.96	2.71	2.85	2.62	2.53
Dividends declared per share(1)	0.855	0.755	0.665	0.595	0.520

	2017	2016	2015	2014	2013
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$979,608	$1,095,723	$1,354,012	$1,424,465	$1,326,380
Total assets	5,279,380	5,331,355	5,324,652	5,185,277	4,925,813
Long-term obligations
Convertible senior notes(2)	—	—	571	603	1,020
Shareholders’ equity	3,574,070	3,453,561	3,406,842	3,395,836	3,274,783

(1)	In the fourth quarter of fiscal 2012, we instituted a discretionary quarterly cash dividend program in the amount of $0.13 per share, with the first payment in the first quarter of fiscal 2013. In January 2014, January 2015, February 2016 and January 2017, our shareholders approved increases in the rate of the quarterly cash dividend to $0.155 per share, $0.17 per share, $0.195 per share and $0.22 per share, respectively. In November 2017, our Board of Directors approved, subject to shareholder approval at the January 2018 annual general meeting of shareholders, an increase in the rate of the quarterly cash dividend to $0.25 per share, with the first payment anticipated to be paid in April 2018.
(2)	On September 6, 2016 (the “Redemption Date”), we redeemed all of our outstanding convertible notes due 2024 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest up to, but excluding, the Redemption Date.

	Ordinary Shares		Additional Paid-In Capital	Treasury Stock
	Shares	Amount
	(In thousands)
Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2014	156,704	$4,284	$3,054,780	$(3,157,085)
Employee stock options exercised	2,540	39	78,543	—
Repurchase of shares(1)	(8,596)	—	—	(454,020)
Tax benefit from equity-based awards	—	—	4,690	—
Issuance of restricted stock, net of forfeitures	502	8	—	—
Equity-based compensation expense related to employees	—	—	44,560	—

Balance as of September 30, 2015	151,150	$4,331	$3,182,573	$(3,611,105)

Employee stock options exercised	2,694	39	89,728	—
Repurchase of shares(1)	(7,236)	—	—	(413,423)
Tax benefit from equity-based awards	—	—	7,788	—
Issuance of restricted stock, net of forfeitures	526	7	—	—
Equity-based compensation expense related to employees	—	—	42,700	—

Balance as of September 30, 2016	147,134	$4,377	$3,322,789	$(4,024,527)

Employee stock options exercised	2,220	28	87,948	—
Repurchase of shares(1)	(5,519)	—	—	(340,597)
Tax benefit from equity-based awards	—	—	3,611	—
Issuance of restricted stock, net of forfeitures	556	5	—	—
Equity-based compensation expense related to employees	—	—	44,539	—

Balance as of September 30, 2017	144,391	$4,410	$3,458,887	$(4,365,124)

(1)	From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. In April 2014, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares and in February 2016, adopted another share repurchase plan for the repurchase of up to an additional $750.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In May 2016, we completed the repurchase of the remaining authorized amount under the April 2014 share repurchase plan and began executing repurchases under the February 2016 plan. In fiscal year 2016, we repurchased 7.2 million ordinary shares at an average price of $57.12 per share (excluding broker and transaction fees). In fiscal year 2017, we repurchased 5.5 million ordinary shares at an average price of $61.70 per share (excluding broker and transaction fees). As of September 30, 2017, we had remaining authority to repurchase up to $256.0 million of our outstanding ordinary shares under the February 2016 plan. In November 2017, our Board of Directors adopted another share repurchase plan authorizing the repurchase of up to $800.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

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

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services and to introduce new products, services and features to meet the requirements of our customers in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our customer experience solutions. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products, services and technology may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed

We may not receive significant revenues from our current research and development efforts for several years, if at all.

Developing software and digital products is expensive and the investment in the development of these products often involves a long return on investment cycle. An important element of our corporate strategy is to continue to make significant investments in research and development and related products and service opportunities both through internal investments and the acquisition of intellectual property including from companies that we have acquired. Accelerated products and service introductions and short software and hardware life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we cannot guarantee that we will receive significant revenues from these investments for several years, if at all.

Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers could harm our results of operations.

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 33% of our revenue in fiscal years 2017 and 2016, respectively (Revenue attributable to DIRECTV following its July 2015 acquisition by AT&T has been included in the total revenue attributable to AT&T). Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 71% of our revenue in fiscal year 2017 and 73% in fiscal year 2016. The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances (such as financial condition and market position) or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

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

In addition, a national union and a group of our employees had attempted to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel. While these efforts have not resulted in either group being recognized as a representative union, we cannot be certain there will be no such efforts in the future. In the event an organization is recognized as a representative union for our employees in Israel, we would be required to enter into negotiations to implement a collective bargaining agreement. We are unable to predict whether, and to what extent, efforts to unionize our employees in Israel or elsewhere would have an adverse effect on our business, operations or financial condition.

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

At times, we have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue to occur. Fluctuations may result from many factors, including:

•	the size, timing and pace of progress of significant customer projects and license and service fees,

•	delays in or cancellations of significant projects and activities by customers,

•	changes in operating expenses,

•	increased competition,

•	changes in our strategy,

•	personnel changes,

•	foreign currency exchange rate fluctuations,

•	penetration of new markets, regions, customers and domains, and

•	general economic and political conditions.

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

Acquisitions, organic growth and absorption of significant numbers of customers’ employees in connection with managed services projects have, from time to time, increased our headcount. Our total workforce, which includes employees and excludes subcontractors, has increased from 23,636 at the end of fiscal 2016 to 24,670 as of September 30, 2017. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, which we may have difficulties doing successfully.

Volatility and turmoil in the world’s capital markets may adversely affect our investment portfolio and other financial assets.

Our cash, cash equivalents and short-term interest-bearing investments totaled $980 million, as of September 30, 2017. Our policy is to retain sufficient cash balances in order to support our growth. Our short-term investments consist primarily of money market funds, bank deposits, U.S. government treasuries, corporate bonds and U.S. agency securities. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.

Declines in the financial condition of banks or other global financial institutions may adversely affect our normal financial operations.

We may be exposed to the credit risk of customers that have been adversely affected by adverse business conditions.

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

We are affected by risks associated with conducting business internationally. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States, and have operations in North America, Europe, Israel, Latin America, Africa and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America, we obtain significant revenue from customers in Europe, the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer bases and to continue to expand into international markets, including emerging markets, such as those in Latin America, Russia and other members of the Commonwealth of Independent States, India and Southeast Asia. Conducting business internationally exposes us to certain risks inherent in doing business in numerous markets, including:

•	lack of acceptance of non-localized products or services and other related services,

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions, including those applicable to employees and the terms of employment,

•	difficulties in staffing and managing foreign operations,

•	longer payment cycles,

•	difficulties in collecting accounts receivable, converting local currencies or withholding taxes,

•	capital restrictions that limit the repatriation of earnings,

•	trade barriers,

•	challenges in complying with complex foreign and U.S. laws and regulations, including communication, trade sanctions, export controls, and privacy regulations,

•	immigration regulations that limit our ability to deploy our employees,

•	political instability and threats of terrorism,

•	currency exchange rate fluctuations,

•	foreign ownership restrictions,

•	regulations on the transfer of funds to and from foreign countries,

•	the lack of well-established or reliable legal systems in some countries,

•	variations in effective income tax rates and tax policies among countries where we conduct business; and

•	the timing and manner of the United Kingdom exiting the European Union, as and when it occurs.

One or more of these factors could have a material adverse effect on our operations, which could harm our results of operations and financial condition.

As we continue to develop our business internationally, including in emerging markets, we face increasing challenges that could adversely impact our results of operations, reputation and business.

As we continue our efforts to expand our business internationally, including in emerging markets such as those in Latin America, Russia and other members of the Commonwealth of Independent States, India and Southeast Asia, we face a number of challenges. These challenges include those related to more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, inadvertent breaches of local laws or regulations and difficulties in recruiting sufficient personnel with appropriate skills and experience. In addition, local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

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

For example, during the height of the financial crisis in fiscal 2008, we recognized higher than usual foreign exchange losses under interest and other expense, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with the global economic turbulence. Although our foreign exchange losses have been less significant since then as a result of enhanced hedging strategies, we believe that foreign exchange rates may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur.

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

We use open source software in providing our solutions, and we may use additional open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Under such licenses, if we engage in certain defined manners of use, we may be subject to certain conditions, including requirements that we offer our solutions that incorporate the open source software for no cost; that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software; and/or that we license such modifications or derivative works under the terms of the particular open source license. In addition, if a third-party software provider has incorporated open source software into software that we license from such provider in a manner that triggers one or more of the above requirements, we could be required to disclose any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. In addition, generally open source software licenses do not contain any warranties and may not have available support from the authors or third parties from whom we license it from. If such open source software contains prior defects or infringes any third party right or we are unable to obtain or provide necessary support, we could be exposed to legal claims and significant legal expenses without the ability to seek contribution from the authors or third parties from whom we license open source software.

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

If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data or our IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable, which may materially affect our business and result in potential legal liability.

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

Changes in the tax legislation policies and regulations imposed by the jurisdictions in which we operate, the termination or reduction of certain government programs and tax benefits, or challenges by tax authorities of our tax positions could adversely affect our overall effective tax rate.

There can be no assurance that our effective tax rate of 14.8% for the year ended September 30, 2017 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Any changes in tax laws could have an adverse impact on our financial results.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package require specific amendments to the domestic tax legislation of various jurisdictions. We continuously monitor these developments. Although some of the BEPS measures are currently being implemented globally, it is still difficult to assess to what extent these changes would ultimately be implemented in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In addition, a major tax reform has been proposed in the United States. If the proposed legislation becomes law, there can be no assurance that it would not have an adverse impact on our financial results in future taxable years.

The market price of our ordinary shares has and may continue to fluctuate widely.

The market price of our ordinary shares has from time to time fluctuated widely and may continue to do so. Many factors could cause the market price of our ordinary shares to rise and fall, including:

•	market conditions in the industry and the economy as a whole,

•	variations in our quarterly operating results,

•	changes in our backlog levels,

•	announcements of technological innovations by us or our competitors,

•	announcements by any of our key customers,

•	introductions of new products and services or new pricing policies by us or our competitors,

•	trends in the communications or software industries, including industry consolidation,

•	acquisitions or strategic alliances by us or others in our industry,

•	changes in estimates of our performance or recommendations by financial analysts,

•	changes in our shareholder base, and

•	political developments in the Middle East or other areas of the world.

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

ITEM 4. INFORMATION ON THE COMPANY

History, Development and Organizational Structure of Amdocs

Amdocs Limited was organized as a company with limited liability under the laws of the Island of Guernsey in 1988. Since 1995, Amdocs Limited has been a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our global business is providing software and services solutions to leading communications and media companies in North America, Europe and the rest of the world. Our registered office is Hirzel House, Smith Street, St. Peter Port, Guernsey, GY1 2NG, and the telephone number at that location is +44-1481-728444.

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

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and the network control and optimization domains. In July 2015, we acquired a substantial majority of the business support systems (BSS) assets of Comverse, Inc., which geographically complemented our market focus by expanding and diversifying our global customer base, particularly in Asia Pacific, Latin America and Europe. In January 2016, we acquired cVidya Networks, Inc., a vendor of revenue assurance and fraud management solutions, which adds to our capabilities in the area of revenue guard and fraud management. Additionally, in September 2016, we acquired Vindicia, Inc., a software-as-a-service subscription management and payment solution provider, Brite:Bill Group Limited, a provider of personalized digital interactive billing services and Pontis, Inc., a provider of contextual digital engagement solutions, enabling us to expand our digital offerings. In July 2017, we acquired Kenzan Media, LLC, a software engineering services company that provides customized, end-to-end solutions focusing on digital transformation, and platform-as-a-service and cloud native application development using DevOps and microservices.

As the result of our organic growth and acquisitions, our software and information technology, sales and marketing workforce (excluding subcontractors) has increased over the last three years from 22,561 as of the end of fiscal 2015 to 24,670 as of the end of fiscal 2017. In the past, our workforce has fluctuated with changes in business conditions.

Our principal capital expenditures for fiscal 2017, 2016 and 2015 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $113.7 million, $111.1 million and $107.3 million, respectively. Any future expansion of our managed services activity could result in additional capital expenditures. We anticipate our capital expenditures in fiscal 2018 will be financed internally and will consist of, among other things, the development of our new campus in Israel and additional computer equipment.

Business Overview

Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry service providers in developed countries and emerging markets. These communications and cable service providers include some of the largest telecommunications companies in the world, including America Movil, AT&T, Bell Canada, Charter, Deutsche Telekom, Singtel, Sprint, Telefonica and Vodafone, as well as cable and satellite providers, including Altice (USA), Comcast, J:COM and Rogers Communications, midsized communications businesses and mobile virtual network enablers/mobile virtual network operators and directory publishers and other providers of media services.

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS), the service-driven network and other network solutions, entertainment offerings and digital solutions. These offerings are based on a product and services mix, using technologies such as cloud, microservices, DevOps, open source, bimodal operations and increasing amounts of automation through standard information technology (IT) tools, REST APIs and growing components of artificial intelligence to enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data, support new business models and generally enhance their understanding of their customers. Our technology, design-led thinking approach and expertise help service providers to further transform into digital service providers, enhance their over-the-top (OTT) entertainment offerings and serve their customers across all channels. We refer to these products, systems and services collectively as customer experience solutions (CES) because of the crucial impact they have on the service providers’ end-user experience.

We believe the demand for our customer experience solutions is driven by our clients continued transformation into digital service providers to provide wireless access services, content and apps on any device through digital and non-digital channels. It is also driven by the trend towards integrated service offerings which we believe is leading to increased merger and acquisition activity among our customers who then require systems consolidation, which we provide, to ensure a consistent customer experience at all touchpoints. Our solutions enable service providers to help their consumer and enterprise and business-to-business customers navigate the increasing number of devices, services, partner services and plans available in today’s digital world and the need of service providers to cope with the rapidly growing demand for data that these devices and services have created, as well as to compete with OTT-focused players. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States and have operations in North America, Europe, Israel, Latin America, Africa and the Asia-Pacific region.

Industry Background

We believe that service providers will maintain a strong focus on growing new revenue streams, cost reduction and efficient operations, and that the trends of ongoing digital transformation, network virtualization, and consolidation within the industry as service providers seek to become full-service integrated carriers will continue. The smartphone and associated communications and entertainment applications, or apps, other connected devices such as tablets, e-readers, wearables, and improvements in the Internet of Things (IoT) technology continue to drive unprecedented growth in the demand for multi-modal customer engagement capabilities and data. In response to the demand for digital experiences, service providers are continuing to focus on providing digital services, as well as enriching their offerings with integrated partner services. Service providers are also investing in their networks, and virtualizing them, to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services.

Non-traditional service providers and device manufacturers continue to penetrate the communications market and are now competing for customer attention in the entertainment market as well. Additionally, social networks such as Facebook and Twitter, alongside OTT-focused players such as Skype, Snapchat and WhatsApp, have become widely-accepted alternatives to traditional voice communications and in some cases are also providing video streaming services. To meet the challenges from new competitors, service providers are developing cooperative partnerships with OTT-focused players to improve the customer experience. Pay TV providers are moving toward more OTT and on-demand video services in their need to respond to customers’ on-demand experience expectations. As the business-to-consumer (B2C) domain is crowded with disruptors and heightened competition from OTT players, service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide IoT services to new vertical market segments, such as the home, health and automotive industries.

To capture new revenue streams, service providers are expanding within existing and non-traditional business models and deploying new network technologies. We believe service providers will place an emphasis on network virtualization and on modernization and transformation projects for their networks and operational and business support systems as they look for innovative ways to improve service agility and operations.

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

•

Software products. Our Amdocs CES portfolio and new cloud-native offerings of open pre-integrated software products is designed to allow modular expansion as a service provider evolves, ensuring rapid, low-cost and reduced-risk implementations. In the second quarter of fiscal 2016, we released Amdocs CES 10, a cloud-enabled portfolio that spans BSS/OSS and network solutions to deliver contextualized and personalized customer experiences across all channels; diversify revenue streams with new services to target a new customer base; empower service providers with data analytics and insights; and accelerate the rollout of new technologies. In the fourth quarter of fiscal 2016, Amdocs launched Amdocs Optima, a converged, multi-tenant digital customer management and commerce platform. It serves midsized communications businesses and mobile virtual network enablers/mobile virtual network operators, as well as digital enterprises and can be deployed on premise or in the cloud. In the first quarter of fiscal 2017, we released Amdocs CES 10.1, to enable our customers to accelerate digital transformation and capture growth opportunities in the on-demand digital economy. CES 10.1 introduces greater flexibility to rapidly innovate and improve customer engagement through the introduction of open APIs (application programming interfaces that enable applications to interact with each other), artificial intelligence, design-led thinking and cloud-based operations. In the fourth quarter of fiscal 2017, we released Amdocs CES 10.2, a cloud portfolio release which empowers business and product marketers to define new services and rapidly launch new customer offers, intelligently engage with customers and resolve their care inquires virtually or shift seamlessly from virtual agents to human live channels, and manage hybrid networks. In the third quarter of fiscal 2017, Amdocs released Amdocs Optima 4.2, delivering multi-tenancy, end-user self-care and care portals and shopping cart and identity management infrastructures.

The Amdocs portfolio is based on an open architecture with an API-first approach and promotes the value of integration by using a central catalog, federating third-party catalogs as well as multiple catalogs across the business and network service layers, enabling greater agility, and rapid innovation.

•	Services. We offer a comprehensive line of services designed to address every stage of a service provider’s lifecycle, from planning, delivery and implementation to ongoing support. Our services include managed services (which we refer to as intelligent operations), testing, digital business operations, revenue guard, Brite:Bill (personalized digital interactive billing services), network service assurance and advisory services. Using artificial intelligence and predictive analytics, our intelligent operations enable faster time to market for new services and the cost-effective management of existing services. Intelligent operations provides multi-year, flexible and tailored business processes and applications services, including application development and maintenance, operations, IT and infrastructure hosting, cloud services and legacy modernization. Our professional services are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems. As a lead systems integrator, we assume end-to-end responsibility to monitor, manage and deploy the overall development and integration activities of Amdocs and third-party vendors throughout the transformation lifecycle.

•	Experience. We are able to offer our customers superior products and services on a worldwide basis, in large part because of our highly qualified and trained technical, sales, marketing, consulting, and management personnel. We combine deep industry knowledge and experience, advanced methodologies, industry best practices and pre-configured tools to help deliver consistent results and minimize our customers’ risks. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Based in significant part on the skills and knowledge of our workforce, we believe that we have developed a reputation for reliably delivering quality solutions.

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

•	Provide Customers with a Broad, Open, Deep Portfolio of Modular Integrated Products. We seek to provide our customers with an open, broad, yet integrated, portfolio of modular products to help them deliver a customer experience that is simple, personal and valuable at every point of service. We provide customer experience solutions across the BSS, OSS and network domains and multiple lines of business, including wireline, wireless, broadband, cable, satellite services and digital services. Integration of our systems is achieved through a central catalog leveraged by the BSS, OSS and network management layer, as well as with an open, API-first approach in our product portfolio to enable third-party integration. We believe that our ability to provide a broad, open, deep and integrated modular suite of products helps position us as a strategic partner for our customers as they continue to transform into digital service providers and provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

•	Expand Our Intelligent Operations (Managed Services) Capabilities. We seek to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our mandate can extend across the service provider’s entire IT environment and encompass key business process operational needs. Our customers receive predictable service levels as well as improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems, so they can focus on their own internal strengths and grow their businesses, leaving system concerns to us. Intelligent operations also benefit us, as they can be a source of predictable revenue and long-term relationships.

•	Develop and Maintain Long-Term Customer Relationships. We seek to develop and maintain long-term, mutually beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to our customers’ needs. We believe these relationships can lead to additional product sales, as well as ongoing, long-term support, system enhancement and maintenance and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships and the recurring revenue that such relationships produce provide a competitive advantage for us.

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

Our key products suites are:

•

Customer Engagement: This portfolio of customer experience solutions enables service providers to personalize the consumer’s experience, provide proactive customer care and facilitate commerce. These products allow service providers to provide contextual and personalized engagements at all points in their omni-channel customer journey, including contact center, retail stores, Web, mobile and social media, and on all devices, including smartphones, tablets and personal computers, and offer a range of digital services.

•	Digital Monetization: This cloud-enabled revenue management suite helps service providers monetize the digital economy, enabling them to quickly launch innovative new products and offers to market, enrich them with partner offers and new business models, and monetize them in real time. Real-time user controls deliver digital immediacy and personalization to the service provider’s customer.

•	Intelligence and real-time data: Amdocs’ intelligence platform, aia, is integrated across the entire Amdocs portfolio. The platform combines our real-time data management platform, analytics and machine-learning capabilities, artificial intelligence engines from global partners, along with our extensive telecommunications-specific domain expertise and services. It enables service providers to develop new insights about their customers, enhance the customer experience, and manage network assets more efficiently.

•	Network Functions Virtualization (NFV): These offerings comprise standards-based software solutions to enable service lifecycle management in a hybrid physical and virtual network allowing service providers to automate network operations and simplify the introduction of NFV into existing networks. Amdocs NFV powered by ONAP (the Linux Foundation’s Open Network Automation Platform) features software and services capabilities to orchestrate multi-vendor virtual network functions (VNFs) over virtual infrastructures, automating VNF onboarding to enable the design, testing and launching of new network services in weeks rather than months, and supporting a live view of services and resources.

•	Operational Support Systems (OSS): These products comprise our core operational support systems for fixed line, broadband, wireless and cable TV networks. The offerings facilitate network operational processes, including network planning and rollout across multiple technologies such as fiber, small cell and LTE, essential for 5G readiness, service fulfillment and assurance, inventory management, order orchestration and activation of new services through automation.

•	Network Optimization: This integrated suite of software and services is designed to help service providers plan, build, launch, manage and optimize their mobile networks. Vendor and technology agnostic, this offering affords service providers the analytics and services capabilities needed to maximize network investments, accelerate and automate the roll out and upgrade of network technologies, and optimize network performance and capacity.

•	Enterprise and B2B: This modular offering supports service providers’ lead-to-care processes for their small-to-medium-sized business and enterprise customers. Our solutions enable accurate selling and quoting, fulfillment and delivery of services across traditional and virtualized networks, digital care and intelligence-based operations to automate and optimize end-to-end business operations. Our offering also enables service providers to grow their B2B revenues beyond connectivity through new domains such as cyber security, IoT services, OTT services and managed operations.

•	OTT and Entertainment: Our modular entertainment offering addresses service providers’ need to provide integrated digital services with their partners’ services and OTT, simplify the customer experience with a digital identity solution, rapidly onboard and manage partners with an open SaaS partner platform. Our entertainment offering also includes Vindicia’s subscription management and monetization SaaS solution, supporting media companies’ digital subscriptions and different types of payment methods.

•	Internet of Things (IoT): This suite of solutions enables service providers to offer intuitive, flexible and innovative IoT products and services. Amdocs’ IoT monetization platform and connected home offering provides service providers with a reliable and scalable platform to support connected devices, a cloud-based environment to offer integrated home services, and a solution that allows enterprises to purchase connectivity from service providers in a wholesale mode.

•	Mobile Financial Services: Our financial-grade offerings enable service providers and financial institutions to serve financially underserved customer segments by offering a variety of secure mobile financial services, such as money transfers, bill payments, mobile commerce, savings, loans, insurance, loyalty management and top-up transactions.

•	Amdocs Optima: Built on the foundation of Amdocs Kenan and combined with capabilities of Amdocs C1, Amdocs Optima is a converged, multi-tenant, smart digital commerce, billing and customer management platform enabling swift and secure monetization of products and services. It serves midsized service providers, mobile virtual network enablers/mobile virtual network operators, and cross-vertical business-to-business digital companies, and can be deployed on premise or in the cloud.

•	Advertising and Media Solutions: Our advertising and media offerings for media publishers, TV networks, video streaming providers, ad agencies and advertising service providers are comprised of a comprehensive, analytics-driven set of business and operational products and services designed to enable the management of media and advertising selling, fulfillment, operations, advertiser and consumer experience and financial processes across digital and print media.

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

From advisory services through solution development and business operations to intelligent operations (managed services) and training, the extent of services provided varies from customer to customer. Our services engagements can range in size and scope and include advising customers on business and technical strategy, designing and implementing particular business solutions, managing specific business operations processes, adopting DevOps and orchestrating large-scale transformation projects. Depending on the customer’s needs, system implementation and integration activities are often conducted jointly by teams from Amdocs, our partner ecosystem and the customer. In some cases, Amdocs personnel provide support services to the customer’s own implementation and integration team, which has primary responsibility for the task. In other cases, we take a primary role in facilitating implementation and integration. Sometimes customers require turnkey solutions, in which case we provide full system implementation and integration services.

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

Our key services are:

•	Advisory Services — We identify actionable and pragmatic solutions to business and operational challenges. A team of industry experts design insights based on research, trend analysis, global best practices, innovation and partnerships. This service helps service providers meet their objectives, including digital transformation, IoT, customer experience, NFV, DevOps, NextGen IT, cloud, 5G and enterprise.

•

Intelligent Operations — We seek to transform traditional managed services towards autonomous operations, while continuing to manage legacy systems. This includes rapid deployment of new services through DevOps capabilities, modernization of legacy systems, cloud and infrastructure services, while maintaining ongoing IT operations. Using open source, third–party solutions and Amdocs’ unique IP around artificial intelligence, predictive analytics and machine-to-machine learning, this suite of services spans both Amdocs products and third-party software.

•	Network Service Assurance — We turn data analysis into actionable insights. This service integrates BSS, OSS, IT and network information to present service providers a customer-centric view of network events.

•	Digital Business Operations — We offer a suite of services, including order to activation and business process operations to digitalize business operations. These services combine domain-specific expertise and advanced technologies such as robotic process automation, predictive analytics, machine learning and technology for real-time, end-to-end visibility over any business process regardless of underlying silos. We aim to improve customer experience, decrease handling time, reduce OPEX and shorten time to introduce digital channels and new services.

•	Testing Services — Leveraging Amdocs’ patented testing framework, BEAT™, we offer our customers industry-specific testing experience, domain expertise and a global presence to help ensure seamless and ongoing support throughout multiple testing lifecycles.

•	Revenue Guard — We offer operational risk management services that are designed to ensure faster, more accurate detection and resolution of revenue leakage, security and fraud. These services leverage a combination of methodology, unique IP, expertise and innovative tools to provide end-to-end ownership and accountability for assuring business processes.

•	Brite:Bill — We offer a design-led, multi-channel bill presentment platform focused on customer experience management.

Technology

Our portfolio architecture allows our applications to work in multiple customer environments.

To help service providers respond more quickly to changes in their markets, we embrace an open and integrated approach to our technology built on the following key principles:

•	Design led. Adopting design-led principles and methodologies across software applications to ensure improved and optimized customer experiences.

•	API enabled. Leveraging domain-driven design to expose APIs across key applications and ensure consumption and interaction between applications is easily enabled. For example, Amdocs Web Services Factory exposes the Amdocs portfolio application programming interfaces to external systems, allowing our applications to integrate with each other and with third-party applications.

•	Cloud flexibility. Architected to run in public and on-premise cloud environments.

•	Microservices. Developing highly granular, lightweight distributed software architecture, shipped and delivered using Docker containers and orchestrated using Google Kubernetes, the industry-leading cluster management for containers.

•	Scalability. Designed to take full advantage of the capabilities of the underlying platform, allowing progressive system expansion, proportional with increases in business volumes. Using the same software, our applications can support operations for small and very large service providers.

•	Reliability. System and component architecture supports high availability and redundancy to allow connected and uninterrupted operations at full network utilization and device load.

•	Modularity. Applications can be installed on an individual standalone basis, interfacing with the customer’s existing systems, or as part of an integrated Amdocs system environment. We believe this modularity provides our customers with a highly flexible solution that is able to incrementally expand with the customer’s growing needs and capabilities.

•	Upgradability and Backwards Compatibility. Version interoperability eliminates risky upgrades and allows for a gradual upgrade approach of suite elements.

•	Virtualization. Business agility improves with virtualization as it allows introduction of new services rapidly. Moreover, virtualization reduces cost by improving resource utilization, and by automating processes.

•	Open Source Software. Enabling rapid time to market and lower-cost functionality introduction, our software leverages open-source components to encourage standardization and improved quality where possible. Amdocs is playing a central role in the development of The Linux Foundation’s ONAP (Open Network Automation Platform), an advanced open source solution for the telecommunication industry.

•	Service-Oriented Architecture. SOA enables improved flow of information, rapid function development, easier scaling and simplified introduction of new services.

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

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and system integrators that provide complementary products and services. We also have value-added reseller agreements with certain hardware and database vendors. Our sales and marketing activities also support projects with partner companies, such as Adobe, Nokia Networks, Hewlett Packard Enterprise, IBM and Microsoft.

Customers

Our target market is comprised of service providers in the communications, cable, entertainment and media industry that require customer experience solutions with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the industry and that our product offerings continue to address the market’s most sophisticated needs. We have a global orientation and customers in over 85 countries.

Our customers include global and national communications, broadband, cable and satellite providers and network operators, as well as local marketing service providers, such as:

A1 Telekom Austria	Post Luxembourg
Airtel	Rogers Communications
Altice USA	Rostelecom
America Movil	Reliance Communications
Astro	Sensis
AT&T	Singtel
AT&T Mexico	Sprint
Bakcell	Sunrise Telecom
Proximus	SMART Communications

Bell Canada	Telefónica Argentina
Botswana Telecommunications Corporation Limited	Telefónica Brasil
BT	Telefónica Chile
Cable and Wireless	Telefónica SA
CenturyLink	Telefónica Peru
Claro Brasil	TeliaSonera Sweden
Claro Chile	Telkom South Africa
Claro Dominican Republic	Telstra
Claro Puerto Rico	TELUS Communications
Comcast	Three Ireland (Hutchison) Limited
Deutsche Telekom	TIM
Dex Media	TIM Brasil
Dish Network	T-Mobile USA
EE	True Corporation
Elisa	UPC Broadband Holding B.V.
FarEasTone	US Cellular
Globe Telecom	UTS
Instituto Costarricense de Electricidad	Verizon Communications
J:COM	Veon
Kazakhtelecom	Virgin Media
Kcell	Vodafone Germany
KPN	Vodafone Hungary
KT Corporation	Vodafone India
Kyivstar	Vodafone Ireland
M1	Vodafone Italy
Mtel	VodafoneZiggo
Magyar Telekom	Vodafone Romania
NetCom	Vodafone Spain
Oi	Vodafone UK
Optus	XL Axiata

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 33% of our revenue in fiscal years 2017 and 2016, respectively. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 71% of our revenue in fiscal 2017 and 73% in fiscal 2016. Revenue attributable to DIRECTV following its July 2015 acquisition by AT&T has been included in the total revenue attributable to AT&T.

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2017	2016	2015
North America	65.9%	64.0%	70.1%
Europe	12.6	13.8	11.6
Rest of the World	21.5	22.2	18.3

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

•	providers of BSS/OSS systems, including CSG International, Oracle, Redknee, Salesforce and SAP;

•	system integrators and providers of IT services, such as Accenture, Cognizant, CSC, Hewlett Packard Enterprise, IBM Global Services, Infosys, Tata Consultancy Services, Tech Mahindra and Wipro (some of whom we also cooperate with in certain opportunities and projects); and

•	network equipment providers such as Cisco, Ericsson, Huawei, Nokia Networks, NEC and its subsidiary NetCracker, and ZTE (some of whom we also cooperate with in certain opportunities and projects and some of whom have also moved into the BSS/OSS space).

We expect the competition in our industry to increase from many of such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

•	applying our 35-year heritage to the development and delivery of products and professional services that enable our customers to overcome their challenges and achieve service differentiation by providing a personalized and intelligent customer experience, shaping the quality of network experience and simplifying the complexity of the operating environment,

•	continuing to design and develop solutions targeted specifically to the communications, cable, entertainment and media industry,

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market,

•	providing high-availability cloud technology and high-quality, reliable, scalable, integrated and modular applications,

•	providing flexible and tailored IT and business process outsourcing solutions and delivery models, and

•	offering customers end-to-end accountability from a single vendor.

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

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3.4 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India and the United Kingdom. Our aggregate annual lease costs with respect to our properties as of September 30, 2017, including maintenance and other related costs, were approximately $66 million. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of September 30, 2017:

Location	Area (Sq. Feet)
United States:
Champaign, IL	176,283
St. Louis, MO	70,881
Seattle, WA	55,396
Eldorado Hills, CA	40,867
Others	246,688

Total	590,115
Israel:
Ra’anana	917,795
Sderot	143,192
Nazereth	25,916
Others	29,870

Total	1,116,773
Canada:
Montreal	60,274
Ottawa	40,422
Toronto	17,872

Total	118,568
Cyprus (Limassol)	75,186
India:
Pune	838,215
Delhi	204,053
Mumbai	4,400

Total	1,046,668
United Kingdom	58,505
Other locations (30 countries)	347,827

Total	3,353,642

Our leases expire on various dates through 2026, not including various options to terminate or extend lease terms. In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that would be equally owned by the Company and Union for the purpose of acquiring land which the Company intends to use as the site for a new campus in Ra’anana, Israel. The transaction for the acquisition of the land is expected to be completed in the near term upon satisfaction of customary closing conditions. Please see Note 22 to our consolidated financial statement.

Equipment

We develop our customer experience solutions over a system of UNIX, Linux and Windows servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Syncsort, Red Hat, CA, IBM, Hewlett-Packard or others. Our data storage is based mainly on equipment from EMC, NetApp, IBM, Hitachi and Hewlett-Packard. Our development servers are connected to more than 30,000 personal computers owned or leased by us.

Automatic tape libraries and virtual tape libraries provide full and incremental backups of the data used in and generated by our business. The backup tapes are kept on-site, off-site and on the cloud, as appropriate, to ensure security and integrity, and are used as part of our disaster recovery plan. The distributed development sites that we operate worldwide are connected by a high-speed redundant wide area network, using telecommunication equipment manufactured by, among others, Cisco and Avaya.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, cable, entertainment and media industry service providers in both developed countries and emerging markets. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that service providers seek to differentiate their offerings by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

We develop, implement and manage software and services associated with BSS/OSS, the service-driven network and other network solutions, entertainment offerings, and digital solutions to enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data, support new business models and generally enhance their understanding of their customers. Our technology and expertise help service providers to further transform into digital service providers, enhance their OTT entertainment offerings and serve their customers across all channels. We refer to these products, systems and services collectively as customer experience solutions because of the crucial impact they have on the service providers’ end-user experience.

In a global communications industry impacted by unprecedented growth in data demand, an increasing number of connected devices, improvement in IoT technologies, the rising influence of device makers, social networks and over-the-top players that bypass traditional service providers, consumers expect immediate and constant connectivity to personalized services, information and applications. To capture new revenue streams, service providers are continuing to transform to become digital service providers, investing in their networks to meet the demand for increased bandwidth and are searching for ways to provide new services. We seek to address these market forces through a strategy of innovation from the network and business support systems to the device and end user. Our goal is to supply cost-effective, scalable software products and services that provide functionality and flexibility to service providers as they and their markets grow and change.

In part, we have sought, through acquisitions, to expand our service offerings and customer base and to enhance our ability to provide intelligent operations (managed services) to our customers. In recent years, we have completed numerous acquisitions (including our fiscal 2016 acquisitions of Vindicia, Brite:Bill and Pontis and our fiscal 2017 acquisition of Kenzan), which, among other things, we believe will enable us to expand our digital offerings and technological expertise. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths.

Offerings

Amdocs’ offerings of software and related services consist of:

•	A complete, modular yet integrated open portfolio of customer experience solutions, including digital experience and digital monetization, network solutions, enterprise and business-to-business, on-demand entertainment and OTT, IoT, artificial intelligence and mobile financial services, all employing a unified foundation of products and tools.

•	A comprehensive line of services designed to address every stage of a service provider’s lifecycle. Our services include advisory services, intelligent operations, digital business operations, testing, revenue guard and Brite:Bill (personalized digital interactive billing services). Our intelligent operations provide multi-year, flexible and tailored business processes and applications services, including application development and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We have designed our customer experience solutions to meet the high-volume, complex needs of Tier-1 and Tier-2 service providers and to address the issues of service providers in high-growth emerging markets. In addition, Amdocs Optima has been designed to service midsized communications businesses and mobile virtual network enablers/mobile virtual network operators, as well as energy providers. We support our customers’ various lines of business, including wireline, wireless, broadband, cable and satellite, and a wide range of communication services, including voice, video, data, content, electronic and mobile commerce applications. In addition, we support service providers that offer bundled or convergent service packages.

We also offer advertising and media products and services for media publishers, TV networks, video streaming providers, ad agencies and advertising service providers to facilitate cost-effective operations, from selling ads to the management of the fulfillment, operations, advertiser and consumer experience and financial processes across digital and print media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In fiscal 2017, customers in North America accounted for 65.9% of our revenue, while customers in Europe and the rest of the world accounted for 12.6% and 21.5%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States. Historically, AT&T has been our largest customer, accounting for 33% of our revenue in fiscal years 2017 and 2016, respectively. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 71% of our revenue in fiscal 2017 and 73% in fiscal 2016. Revenue attributable to DIRECTV following its July 2015 acquisition by AT&T has been included in the total revenue attributable to AT&T. We believe that demand for our customer experience solutions is primarily driven by the following key factors:

•	Transformation within the communications industry, including:

•	continued transformation of service providers to digital service providers,

•	increasing use of communications and content services,

•	widespread access to content, information and applications,

•	continued growth in Latin America and Southeast Asia,

•	expansion into new lines of business,

•	consolidation among service providers in established markets, often including companies with multinational operations,

•	increased competition, including from non-traditional players,

•	continued bundling and blending of communications and entertainment, and

•	continued commoditization and pricing pressure.

•	Technology advances, such as:

•	Wide-scale foundational technology changes including the leveraging of open-source, cloud-enabled and cloud-native operating infrastructure, microservices-based architecture, API-based ecosystems, and aggressive digital modernization transformations,

•	Evolving service provider business models and opportunities like OTT partnerships, content development and offerings, advertising, enterprise and small or medium-sized business modernization, and innovative consumer bundling solutions,

•	Network evolution in order to support growing technology needs associated with Internet of Things (IoT), autonomous vehicles and augmented and virtual reality,

•	New communications technologies such as 5G wireless technology, LORA, NB-IOT, network functions virtualization (NFV), network automation and edge computing,

•	Emerging initiatives like artificial intelligence, including machine learning (ML) and natural language processing (NLP), and blockchain.

•	Customer focus, such as:

•	the need for service providers to personalize the customer’s experience and provide contextual and personalized engagements at all points in their omni-channel customer journey,

•	increasing customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device, and

•	the ever-increasing expectations for service and support, including proactive multi-modal customer care and commerce,.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating, introducing artificial intelligence, and integrating business processes that span service providers’ BSS/OSS and network solutions,

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS to introduce new services in a timely and cost-effective manner.

In fiscal 2017, our total revenue was $3.87 billion, of which $3.81 billion, or 98.5%, was attributable to the sale of customer experience solutions. Revenue from managed services arrangements (for customer experience solutions and entertainment and media directory systems) is a significant part of our business generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $2.01 billion and $1.95 billion of revenue in fiscal 2017 and 2016, respectively. In managed services contracts revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Research and Development, Patents and Licenses

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and media markets and to provide new and enhanced functionality to our existing product offerings. We leverage leading-edge development technologies like DevOps, Continuous Integration/Continuous Development (CI/CD) and Agile, to ensure we are able to develop and deliver our solutions efficiently and cost-effectively.

Substantially all of our research and development expenditures are directed at our customer experience solutions. In recent years, we have also invested our research and development efforts in network control, optimization and orchestration and network functions virtualization technologies; applications to enable service providers to deploy and monetize technologies such as fiber, LTE, small cells and Wi-Fi; big data analytics and intelligence capabilities leveraging Natural Language Processing and artificial intelligence toward consumer and business satisfaction, marketing effectiveness and network operations and experience; increased focused for the business segment, digital, commerce and entertainment domains, and on foundational technologies including microservices and cloud infrastructure readiness. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Our products are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. In recent years, we have invested in adopting open source components in an effort to reduce total cost of ownership for our customers, but our software and software systems remain the results of long, robust and intensive development processes. Although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products continue to make use of software components licensed from third parties. As a developer of complex software systems, third parties may claim that portions of our systems infringe their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have taken, and intend to continue to take, several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights and nondisclosure agreements. We enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information; and we also limit customer access to the source code of our software and software systems.

Operating Results

The following table sets forth for the fiscal years ended September 30, 2017, 2016 and 2015, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Year Ended September 30,
	2017	2016	2015
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	64.8	64.8	64.5
Research and development	6.7	6.8	7.0
Selling, general and administrative	12.2	12.5	12.1
Amortization of purchased intangible assets and other	2.9	2.9	1.9
Restructuring charges	—	—	0.3

	86.6	87.0	85.8

	Year Ended September 30,
	2017	2016	2015
Operating income	13.4	13.0	14.2
Interest and other (expense) income, net	(0.1)	0.0	(0.1)

Income before income taxes	13.3	13.0	14.1
Income taxes	2.0	2.0	1.9

Net income	11.3%	11.0%	12.2%

Fiscal Years Ended September 30, 2017 and 2016

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2017, compared to the fiscal year ended September 30, 2016. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2017	2016	Amount	%
	(In thousands)
Revenue	$3,867,155	$3,718,229	$148,926	4.0%
Operating expenses:
Cost of revenue	2,507,656	2,408,040	99,616	4.1
Research and development	259,097	252,292	6,805	2.7
Selling, general and administrative	472,778	464,883	7,895	1.7
Amortization of purchased intangible assets and other	110,291	109,873	418	0.4

	3,349,822	3,235,088	114,734	3.5

Operating income	517,333	483,141	34,192	7.1
Interest and other (expense) income, net	(4,421)	1,557	(5,978)	(384)

Income before income taxes	512,912	484,698	28,214	5.8
Income taxes	76,086	75,367	719	1.0

Net income	$436,826	$409,331	$27,495	6.7%

Revenue. Revenue increased by $148.9 million, or 4.0%, to $3,867.2 million in fiscal year 2017, from $3,718.2 million in fiscal year 2016. The increase in revenue, which was net of a decrease of approximately 1.0% from the sale of directory systems, was primarily attributable to increased activity in North America and was also positively affected by activities related to Vindicia, Brite:Bill and Pontis, which we acquired in September 2016.

Revenue attributable to the sale of customer experience solutions increased by $179.4 million, or 4.9%, to $3,809.1 million in fiscal year 2017, from $3,629.7 million in fiscal year 2016. The increase in revenue was primarily attributable to increased activity in North America and was also positively affected by activities related to Vindicia, Brite:Bill and Pontis, which we acquired in September 2016. Revenue resulting from the sale of customer experience solutions represented 98.5% and 97.6% of our total revenue in fiscal years 2017 and 2016, respectively.

Revenue attributable to the sale of directory systems decreased by $30.4 million, or 34.4%, to $58.1 million in fiscal year 2017, from $88.5 million in fiscal year 2016. This decrease was primarily attributable to continued slowness in the directory systems market and we anticipate revenue from the sale of directory systems will continue to decline in fiscal year 2018. Revenue from the sale of directory systems represented 1.5% and 2.4% of our total revenue in fiscal years 2017 and 2016, respectively.

In fiscal year 2017, revenue from customers in North America, Europe and the rest of the world accounted for 65.9%, 12.6% and 21.5%, respectively, of total revenue, compared to 64.0%, 13.8% and 22.2%, respectively, in fiscal year 2016. The increase in the percentage of revenue from customers in North America was primarily attributable to increased activity with several customers, particularly AT&T and Pay TV service providers. The decrease in revenue from customers in Europe was attributable to lower revenue from transformation and implementation projects. Revenue from customers in the rest of the world slightly increased in fiscal year 2017, while total revenue increased at a higher rate, which resulted in a decrease in revenue from customers in the rest of the world as a percentage of total revenue. The slight increase in revenue from customers in the rest of the world was driven by increased activity in Asia-Pacific, which was partially offset by lower revenue from customers in Central and Latin America.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $99.6 million, or 4.1%, to $2,507.7 million in fiscal year 2017, from $2,408.0 million in fiscal year 2016. As a percentage of revenue, cost of revenue remained flat at 64.8% in both fiscal years 2017 and 2016. We were able to maintain our gross margin in fiscal year 2017 as a result of ongoing focus on achieving operational efficiencies, despite the negative effect of our activity outside of our established markets, where we continued our penetration efforts in order to expand our business into those markets.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $6.8 million, or 2.7%, to $259.1 million in fiscal year 2017, from $252.3 million in fiscal year 2016. Research and development expense decreased as a percentage of revenue from 6.8% in fiscal year 2016, to 6.7% in fiscal year 2017. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $7.9 million, or 1.7%, to $472.8 million in fiscal year 2017, from $464.9 million in fiscal year 2016. Selling, general and administrative expense decreased as a percentage of revenue from 12.5% in fiscal year 2016, to 12.2% in fiscal year 2017. The decrease in selling, general and administrative expense as a percentage of revenue was primarily attributable to changes in the accounts receivable allowances that were partially offset by activities related to Vindicia, Brite:Bill and Pontis, which we acquired in September 2016. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other increased by $0.4 million, or 0.4%, to $110.3 million in fiscal year 2017, from $109.9 million in fiscal year 2016. The increase in amortization of purchased intangible assets and other was attributable to an increase in amortization of intangible assets due to the acquisitions of Vindicia, Brite:Bill and Pontis, which was offset by timing of amortization charges of previously purchased intangible assets and a decrease in acquisition-related costs.

Operating Income. Operating income increased by $34.2 million, or 7.1%, to $517.3 million in fiscal year 2017, from $483.1 million in fiscal year 2016. Operating income increased as a percentage of revenue, from 13.0% in fiscal year 2016 to 13.4% in fiscal year 2017. The increase in operating income as a percentage of revenue was attributable to operating expenses, particularly selling, general and administrative expense, increasing at a lower rate than revenue.

Interest and Other (Expense) Income, Net. Interest and other (expense) income, net, changed from a net gain of $1.6 million in fiscal year 2016 to a net loss of $4.4 million in fiscal year 2017. This change in interest and other (expense) income, net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for fiscal year 2017 were $76.1 million on pre-tax income of $512.9 million, resulting in an effective tax rate of 14.8%, compared to 15.5% in fiscal year 2016. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 10 to our consolidated financial statements.

Net Income. Net income increased by $27.5 million, or 6.7%, to $436.8 million in fiscal year 2017, from $409.3 million in fiscal year 2016. The increase in net income was primarily attributable to the increase in operating income.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.25, or 9.2%, to $2.96 in fiscal year 2017, from $2.71 in fiscal year 2016. The increase in diluted earnings per share was primarily attributable to the increase in net income, and, to a lesser extent, the decrease in the diluted weighted average number of shares outstanding, which resulted from share repurchases.

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

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $979.6 million as of September 30, 2017, compared to $895.7 million as of September 30, 2016. The increase during fiscal year 2017 was mainly attributable to $636.1 million in cash flow from operations and $87.6 million of proceeds from stock option exercises, partially offset by $340.6 million used to repurchase our ordinary shares, $133.4 million for capital expenditures, net, and $121.5 million of cash dividend payments. Net cash provided by operating activities amounted to $636.1 million and $620.2 million in fiscal years 2017 and 2016, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next fiscal year.

As a general long-term guideline, we expect to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, with the majority returned to our shareholders through share repurchases and dividends. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions. We plan to return approximately 100% of our free cash flow to shareholders (before the capital expenditures associated with the multiyear development of our new campus in Israel (please see Note 22 to our consolidated financial statements)) through our ongoing share repurchase and dividend program in fiscal year 2018.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of bank deposits, money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal years 2017 and 2016 we recognized immaterial credit losses. Please see Notes 4 and 5 to our consolidated financial statements.

Revolving Credit Facility, Letters of Credit and Guarantees. In 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. In December 2014 and in December

2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on our credit rating. In September 2016, we borrowed an aggregate of $200.0 million under the facility and repaid it in October 2016. In March 2017, we borrowed an aggregate of $200.0 million under the facility and repaid it in April 2017. As of September 30, 2017, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of September 30, 2017, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $33.7 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

Acquisitions. During fiscal year 2016, we acquired three technology companies to expand our digital offering: Vindicia, Brite:Bill and Pontis, for the aggregate purchase price of $258.5 million in cash, with the potential for additional consideration subject to the achievement of certain performance metrics.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $133.4 million in fiscal year 2017. Our fiscal year 2017 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future. We expect to incur incremental net investment of up to $350.0 million over a period of four to five years in connection with the development of our new campus in Israel, of which approximately $100.0 million is expected to be incurred in fiscal year 2018. Please see Note 22 to our consolidated financial statements.

Share Repurchases. From time to time, our Board of Directors has adopted share repurchase plans authorizing the repurchase of our outstanding ordinary shares. The current share repurchase plan, adopted by our Board of Directors on February 2, 2016, authorizes the repurchase of up to $750.0 million of our outstanding ordinary shares with no expiration date. In fiscal year 2017, we repurchased 5.5 million ordinary shares at an average price of $61.70 per share (excluding broker and transaction fees), and as of September 30, 2017, we had remaining authority to repurchase up to $256.3 million of our outstanding ordinary shares. On November 8, 2017, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Cash Dividends. Our Board of Directors declared the following dividends during fiscal years 2017, 2016 and 2015:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date

August 2, 2017	$0.220	September 29, 2017	$31.7	October 23, 2017
May 9, 2017	$0.220	June 30, 2017	$32.0	July 14, 2017
February 1, 2017	$0.220	March 31, 2017	$32.2	April 14, 2017
November 8, 2016	$0.195	December 30, 2016	$28.6	January 13, 2017

July 26, 2016	$0.195	September 30, 2016	$28.7	October 21, 2016
May 4, 2016	$0.195	June 30, 2016	$28.8	July 15, 2016
February 2, 2016	$0.195	March 31, 2016	$29.2	April 15, 2016
November 10, 2015	$0.170	December 31, 2015	$25.6	January 15, 2016

July 29, 2015	$0.170	September 30, 2015	$25.7	October 16, 2015
April 29, 2015	$0.170	June 30, 2015	$26.1	July 17, 2015
January 27, 2015	$0.170	March 31, 2015	$26.3	April 16, 2015
November 4, 2014	$0.155	December 31, 2014	$24.1	January 16, 2015

On November 8, 2017, our Board of Directors approved a quarterly dividend payment of $0.22 per share, and set December 29, 2017 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 19, 2018. On November 8, 2017, our Board of Directors also approved, subject to shareholder approval at the January 2018 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.25 per share, anticipated to be paid in April 2018.

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

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2017, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Pension funding	$14.4	$1.4	$4.4	$2.9	$5.7
Purchase obligations	54.1	32.3	20.9	0.9	—
Non-cancelable operating leases	325.7	75.5	167.0	60.4	22.8

Total	$394.2	$109.2	$192.3	$64.2	$28.5

The total amount of unrecognized tax benefits for uncertain tax positions was $193.0 million as of September 30, 2017. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

Deferred Tax Asset Valuation Allowance

As of September 30, 2017, we had deferred tax assets of $94.6 million, derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses.

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

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. We use a combination of implied volatility of our traded options and historical stock price volatility (“blended volatility”) as the expected volatility assumption required in the Black-Scholes option valuation model. Share-based compensation expense recognized in our consolidated statements of income is reduced for estimated forfeitures. Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including estimating expected dividends. In addition, the exercise of judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially affected. Please see Note 17 to our consolidated financial statements.

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

We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2017, 2016 or 2015.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal years 2017, 2016 or 2015.

Derivative and Hedge Accounting

During fiscal years 2017, 2016 and 2015, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive income (loss). We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

Fair Value Measurement of Short-Term Interest-Bearing Investments

Our short-term interest-bearing investments are classified as available-for-sale securities and are stated at fair value in our consolidated balance sheets. Unrealized gains or losses are reported as a separate component of accumulated other comprehensive income (loss), net of tax. Such short-term interest-bearing investments consist primarily of bank deposits, money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs such as quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques using observable market inputs. For securities with unrealized losses that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to credit losses. To the extent that the net present value of the projected cash flows was less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. The other-than-temporary impairment on our short-term interest-bearing investments was immaterial during fiscal years 2017, 2016 and 2015.

Given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market price in an active market or observable inputs, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of the investment portfolio as of September 30, 2017.

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

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. As of November 30, 2017, our directors and officers were as follows:

Name	Age	Position
Robert A. Minicucci(2)	65	Chairman of the Board, Amdocs Limited
Adrian Gardner(1)	55	Director and Chairman of the Audit Committee, Amdocs Limited
John T. McLennan(2)	72	Director and Chairman of the Management Resources and Compensation Committee, Amdocs Limited
Simon Olswang(1)(3)	73	Director and Chairman of the Nominating and Corporate Governance Committee, Amdocs Limited
Zohar Zisapel(4)	68	Director and Chairman of the Technology and Innovation Committee, Amdocs Limited
Julian A. Brodsky(3)	84	Director, Amdocs Limited
Clayton Christensen	65	Director, Amdocs Limited
James S. Kahan(3)	70	Director, Amdocs Limited
Richard T.C. LeFave(1)(2)(4)	65	Director, Amdocs Limited
Giora Yaron(4)	69	Director, Amdocs Limited
Eli Gelman(4)	59	Director, Amdocs Limited; President and Chief Executive Officer, Amdocs Management Limited
Tamar Rapaport-Dagim	46	Senior Vice President and Chief Financial Officer, Amdocs Management Limited
Shuky Sheffer	57	Senior Vice President and President of Global Business Group, Amdocs Management Limited
Rajat Raheja	48	Division President, Amdocs Development Center India Pvt. Ltd.
Matthew Smith	45	Secretary, Amdocs Limited; Head of Investor Relations, Amdocs Inc.

(1)	Member of the Audit Committee
(2)	Member of the Management Resources and Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Technology and Innovation Committee

Robert A. Minicucci has been Chairman of the Board of Directors of Amdocs since 2011 and a director since 1997. Mr. Minicucci joined Welsh, Carson, Anderson & Stowe, or WCAS, in 1993. Mr. Minicucci has served as a managing member of the general partners of certain funds affiliated with WCAS and has focused on the information and business services industry. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci is a director of one other publicly-held company, Alliance Data Systems, Inc. He is also a director of several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, have provided him with strong business acumen and strategic and financial expertise.

Adrian Gardner has been a director of Amdocs since 1998 and is Chairman of the Audit Committee. Mr. Gardner serves as Chief Financial Officer of Ipes Holdings Limited, a provider of outsourced services to private equity firms, from October 2016. Mr. Gardner has served as a member of the Audit & Risk Committee of Worcester College, Oxford University since May 2017. From 2014 to September 2016, Mr. Gardner served as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm listed on the London Stock Exchange, from 2011 until the acquisition in 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited, since renamed RSM UK Limited. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from 2007 to 2011. Mr. Gardner was Chief Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner is a fellow of the Institute of Chartered Accountants in England & Wales. Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

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

Shuky Sheffer has been Senior Vice President and President of the Global Business Group since October 2013. Mr. Sheffer served as Chief Executive Officer of Retalix Ltd., a global software company, from 2009 until its acquisition by NCR Corporation in 2013. Following the acquisition, he served as a General Manager of Retalix through September 2013. From 1986 to 2009, Mr. Sheffer served at various managerial positions at Amdocs, most recently as President of the Emerging Markets Divisions.

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

Compensation

During fiscal 2017, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $80,000. Each member of our Audit Committee who is a Non- Employee Director and who is not the chairman of such committee received an annual cash payment of $25,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $15,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $10,000. The Chairman of our Audit Committee received an annual cash payment of $35,000 and the Chairman of our Management Resources and Compensation Committee received an annual cash payment of $25,000. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $20,000. Each Non-Employee Director received an annual grant of restricted shares at a total value of $245,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. All restricted share awards to our Non-Employee Directors are fully vested upon grant. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. Cash compensation paid to our Non-Employee Directors is prorated for partial year service.

A total of 15 persons who served either as directors or officers of Amdocs during all or part of fiscal 2017 received remuneration from Amdocs. The aggregate remuneration paid by us to such persons in fiscal 2017 was approximately $6.9 million, compared to $6.3 million in each of fiscal 2016 and fiscal 2015, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2017, we granted to such persons options to purchase an aggregate of 111,701 ordinary shares at a weighted average price of $58.60 per share with vesting generally over four-year terms and expiring ten years from the date of grant, and an aggregate of 257,376 restricted shares typically subject to three to four-year vesting and often times, achievement of certain performance thresholds, and in the case of our directors, no vesting restrictions. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices

Eleven directors currently serve on our Board of Directors, all of whom were elected at our annual meeting of shareholders on January 27, 2017. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. In August 2017, the Board of Directors established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be renewed annually for it to stay in effect.

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

Workforce Personnel

The following table presents the approximate number of our workforce as of each date indicated, by function and by geographical location (in each of which we operate at multiple sites):

	As of September 30
	2017	2016	2015
Software and Information Technology, Sales and Marketing
North America	4,346	4,491	4,755
Israel	4,614	4,659	4,493
India	9,960	9,089	8,142
Rest of the World	4,192	3,824	3,660

	23,112	22,063	21,050
Management and Administration	1,558	1,573	1,511

Total Workforce(1)	24,670	23,636	22,561

(1)	Total workforce numbers as of September 2017, 2016 and 2015 restated to exclude subcontractors.

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

A small number of our employees in Canada, our employees in Brazil and our employees in Chile have union representation. We also have an affiliation with a non-active union in Mexico. We have a works council body in the Netherlands and Germany which represents the employees and with which we work closely to ensure compliance with the applicable local law. We also have an employee representative body in France and in Finland. In recent years, Israeli labor unions have increased their efforts to organize workers at companies with significant operations in Israel, including several companies in the technology sector. In addition, a national union and a group of our employees had attempted to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel. While these efforts have not resulted in either group being recognized as a representative union, we cannot be certain there will be no such efforts in the future. In the event an organization is recognized as a representative union for our employees in Israel, we would be required to enter into negotiations to implement a collective bargaining agreement. See “Risk Factors — The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce.”

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of November 30, 2017, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 1,907,443 shares. As of November 30, 2017, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

Stock Option and Incentive Plan

Our Board of Directors adopted, and our shareholders approved, our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the Equity Incentive Plan, pursuant to which up to 67,550,000 of our ordinary shares may be issued.

The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2017, of the 67,550,000 ordinary shares available for issuance under the Equity Incentive Plan, 52,180,146 ordinary shares had been issued as a result of option exercises and restricted share issuances. As of September 30, 2017, 8,278,433 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards dominated in stock units. As of November 30, 2017, there were outstanding options to purchase an aggregate of 7,182,901 ordinary shares at exercise prices ranging from $16.92 to $67.17 per share and 130,213 shares are subject to outstanding restricted stock units.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of November 30, 2017 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 143,914,331 ordinary shares outstanding as of November 30, 2017, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of November 30, 2017. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	14,872,361	10.33%
All directors and officers as a group (15 persons)(2)	1,907,443	1.33%

(1)

Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on August 10, 2017, as of July 31, 2017, FMR had sole power to vote or direct the vote over 1,122,307 shares and sole power to dispose or direct the disposition of 14,872,36 shares. Edward C. Johnson 3d is a Director and the Chairman of FMR and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.
(2)	Includes options held by such directors and executive officers that are exercisable within 60 days after November 30, 2017. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

As of November 30, 2017, our ordinary shares were held by 1,651 record holders. Based on a review of the information provided to us by our transfer agent, 907 record holders, holding approximately 85% of our outstanding ordinary shares held of record, were residents of the United States.

Related Party Transactions

Zohar Zisapel, a member of our board of directors, is a member of the board of directors and a significant shareholder of Radcom Ltd (“Radcom”). In 2015, certain of our subsidiaries entered into a number of contracts with Radcom for it to act as a subcontractor for us and/or a value added reseller. In addition, in the ordinary course of business we purchase certain products from other entities in which Mr. Zisapel has an interest. In fiscal 2017, our aggregate payments with respect to all these transactions were substantially less than 1% of our total operating expenses.

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

We are currently defending a lawsuit against certain of our subsidiaries in the U.S. District Court in Oregon alleging breach of contract and trade secret misappropriation. According to the suit, we improperly utilized information received in connection with our electronic payment processing solution, which is one of several components of our mobile financial services offerings. During fiscal year 2016, the District Court denied our motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings will continue. We intend to continue to vigorously defend against the allegations set forth in the complaint. At this stage, we cannot determine that a loss amount is probable and are unable to reasonably estimate the ultimate outcome of the above suit, therefore no amounts have been accrued related to the outcome of such suit.

Certain of our subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. Our counterparty has claimed monetary damages. The dispute is over a contract, under which we were providing certain services, which has been terminated by the counterparty in connection with such dispute, and is under scrutiny by certain local governmental authorities. We believe we have solid arguments and are vigorously defending our rights. To date, however, such defense efforts, including motions alleging constitutional defects, have encountered a dismissive approach by the Ecuadorian Courts, with reasoning that we believe is inconsistent with applicable law. We are unable to reasonably estimate the ultimate outcome of the above dispute.

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

	High	Low
Fiscal Year Ended September 30,
2013	$39.01	$31.41
2014	$48.99	$36.39
2015	$61.46	$44.06
2016	$61.33	$50.06
2017	$67.98	$54.91
Quarter
Fiscal 2016:
First Quarter	$61.27	$53.74
Second Quarter	$60.62	$50.06
Third Quarter	$60.47	$54.12
Fourth Quarter	$61.33	$55.01
Fiscal 2017:
First Quarter	$61.11	$54.91
Second Quarter	$62.65	$56.10
Third Quarter	$66.48	$60.30
Fourth Quarter	$67.98	$62.13
Fiscal 2018:
First Quarter (through November 30, 2017)	$66.99	$61.00
Most Recent Six Months
June 2017	$66.48	$63.62
July 2017	$67.51	$63.79
August 2017	$67.98	$62.13
September 2017	$65.05	$62.39
October 2017	$66.35	$64.15
November 2017	$66.99	$61.00

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

The Board of Directors is authorized to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares without further shareholder approval. As of September 30, 2017, 144,391,245 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:

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

Material Contracts

In December 2017, we entered into an Amended and Restated Credit Agreement among us, certain of our subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent, providing for an unsecured $500 million five-year revolving credit facility with a syndicate of banks. The facility is available for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time, and has a maturity date in December 2022. The Amended and Restated Credit Agreement replaces our Credit Agreement, dated as of December 12, 2014, by and among us, certain of our subsidiaries, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent. A copy of the Amended and Restated Credit Agreement is included as Exhibit 4.d to this Annual Report.

In February 2017, we entered into a Master Services Agreement with AT&T Services, Inc., which replaces in its entirety the Software and Professional Services that we entered into with AT&T Services, Inc. effective August 7, 2003. The agreement provides that Amdocs will provide software and services to AT&T as specified therein and remains in effect until September 30, 2021. A copy of the Master Services Agreement is included as Exhibit 4.b.6 to this Annual Report.

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

General

Our effective tax rate was 14.8% for fiscal 2017, compared to 15.5% for fiscal 2016 and 13.1% for fiscal 2015.

Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period and there can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate, including the potential impact, which we are currently assessing, of the recent tax reform efforts in the United States. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenges the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries benefit from certain special tax benefits. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

Certain Guernsey Tax Considerations

Tax legislation in Guernsey subjects us to the standard rate of corporate income tax for a Guernsey resident company of zero percent.

Certain Indian Tax Considerations

Through subsidiaries, we operate development centers and a business processing operations center in India. In 2017, the corporate tax rate applicable in India on trading activities was 34.6%. Our subsidiary in India operates under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, these activities are entitled to considerable corporate income tax exemptions on eligible profits from export of services derived from such pre-approved information technology activity, provided our subsidiary continues to meet the conditions required for such tax benefits.

During the year 2016-17 our main subsidiary in India changed its corporate legal structure from a private limited company (PLC) to a limited liability partnership (LLP) through conversion by process of law effective 28th Feb 2017. Thereafter, all rights and liabilities of the PLC under agreements are vested in the LLP by operation of law.

As of April 1, 2011, the Minimum Alternative Tax, or MAT, became applicable to all of our PLC Indian operations. The MAT is levied on book profits at the effective rate of 20% and can be carried forward for 10 years to be credited against corporate income taxes. As for the LLP, as a result of the conversion certain accumulated tax credits will not be available to be set off against future income of the LLP, however, for LLP the AMT provisions are applicable such that LLPs are subject to AMT at a rate of 21.34% on adjusted total income (Income as computed under the normal provisions, increased by prescribed adjustments) if tax on income under normal provisions is lower than the AMT, and can be carried forward for 10 years.

Our main Indian subsidiary is subject to a separate tax entitlement under which its operating units are exempt from tax on the respective tax incentive-eligible activity for the first five years of operations and enjoys a 50% reduction on its corporate income tax for such activity for the following five years.

Certain Israeli Tax Considerations

Our primary Israeli subsidiary, Amdocs (Israel) Limited, operates one of our largest development centers. Discussed below are certain Israeli tax considerations relating to this subsidiary.

General Corporate Taxation in Israel. The general corporate tax rate on taxable income is 24% (reduced from 25% to 24% with effect as of January 1, 2017). The corporate tax rate will be further reduced to 23% as of January 1, 2018. However, the effective tax rate applicable to the taxable income of an Israeli company that is eligible for tax benefits by virtue of the Law for the Encouragement of Capital Investments may be considerably lower.

Law for the Encouragement of Capital Investments, 1959. Certain production and development facilities of our primary Israeli subsidiary have been granted “Approved Enterprise” status pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

In general, investment programs of our primary Israeli subsidiary that have obtained instruments of approval for an Approved Enterprise issued by the Israeli Investment Center prior to the change in legislation in 2005 continue to be subject to the old provisions of the Investment Law as described below. In addition, our primary Israeli subsidiary made several expansions to its Approved Enterprise under the terms of the Investment Law of 2005.

Tax Benefits.

Our primary Israeli subsidiary has elected the alternative benefits’ route with respect to its existing Approved Enterprise and its expansions, pursuant to which it enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two to ten years and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years (and, in certain cases, up to 13 years). In case it pays a dividend, at any time, out of income generated during the tax holiday period in respect of its Approved Enterprise, it will be subject to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid. This tax is in addition to the withholding tax on dividends as described below. The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are provided according to an allocation formula set forth in the Investment Law or in the relevant approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations issued thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our primary Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be rescinded, in whole or in part, and the subsidiary might be required to refund the amount of the rescinded benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our primary Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

Dividends. Dividends paid out of income derived by an Approved Enterprise are subject to withholding tax at a reduced rate (15%, compared with the general rate of 30%). If a dividend is paid by our primary Israeli subsidiary, such dividend may be distributed out of income from both Approved Enterprises and non-Approved Enterprises. As such, we expect the weighted average withholding tax rate applicable to such dividend to be approximately 20%. This withholding tax shall be levied in addition to the corporate tax to which our primary Israeli subsidiary shall be subject in the event it pays a dividend out of earnings generated during the tax holiday period related to its Approved Enterprise status.

In recent years changes were introduced to the Investment Law, specifically a major amendment of the Investment Law in 2011 and 2017.

The 2011 amendment (“Preferred Enterprise”)

Among other things, these changes include a prospective termination of all tax incentives available under the law prior to the amendment. The amendment to the Investment Law also introduced a new concept of “Preferred Enterprise.” However, under the transition rules, with respect to the applicability of the provisions of the Investment Law as amended in 2011, benefits granted pursuant to incentive programs commenced prior to 2011 would continue to apply until their expiration, unless the company affirmatively elects to apply the regime provided pursuant to the amended Investment Law. Our primary Israeli subsidiary has not yet made such election.

The 2017 amendment (“Preferred Technological Enterprises”)

Amendment 73 to the Investment Law, which came into effect January 1, 2017, stipulates that regulations are to be promulgated by no later than March 31, 2017, so as to implement the “Nexus Principles,” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project.

The new incentives regime will apply to “Preferred Technological Enterprises” that meet certain conditions.

The corporate tax rate for Special Preferred Technological Enterprise (companies which are part of a group with annual consolidated revenue in excess of NIS 10 billion - approximately US$2.7 billion at current exchange rates -) will be 6%. The reduced tax rate shall apply only with respect to the revenue attributable to the portion of intellectual property developed in Israel.

The withholding tax on dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company out of earnings that are eligible for the reduced corporate tax rate (in our case, 6%) will be 4%. For other dividend distributions out of earnings of a Preferred Technological Enterprise, the withholding tax rate will be 20% (or a lower rate under a tax treaty, if applicable)

Certain regulations concerning the nexus approach were enacted in 2017.

In 2017, our primary Israeli subsidiary continues to apply the benefits under the terms of the law as provided prior to the 2011 amendment. We are evaluating the potential benefits of applying the 2011 and 2017 amendments.

Taxation Of Holders Of Ordinary Shares

Certain Guernsey Tax Considerations

Under the laws of Guernsey as currently in effect, a holder of our ordinary shares who is not a resident of Guernsey (which includes Alderney and Herm for these purposes) and who does not carry on business in Guernsey through a permanent establishment situated there is not subject to Guernsey income tax on dividends paid with respect to the ordinary shares and is not liable for Guernsey income tax on gains realized upon sale or disposition of such ordinary shares. In addition, Guernsey does not impose a withholding tax on dividends paid by us to a holder of our ordinary shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there. Under Guernsey tax legislation, such holder may, depending on their circumstances, be subject to Guernsey income tax in connection with dividends paid by us and where such holder is a Guernsey resident individual, such tax may be collected by way of withholding from the dividend. We do not believe this legislation affects the taxation of a holder of ordinary shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder of ordinary shares based on such holder’s particular circumstances (including potential application of the alternative minimum tax), U.S. federal income tax consequences to certain U.S. holders that are subject to special treatment (such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, U.S. holders that hold ordinary shares as part of a “straddle,” “hedge” or “conversion transaction” with other investments, U.S. holders that hold ordinary shares in connection with a trade or business outside the United States, or U.S. holders owning directly, indirectly or by attribution at least 10% of the ordinary shares), or any aspect of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity, the possible application of U.S. federal gift or estate taxes or any alternative minimum or Medicare contribution tax consequences.

This summary is for general information only and is not binding on the Internal Revenue Service, or the IRS. There can be no assurance that the IRS will not challenge one or more of the statements made herein. U.S. holders are urged to consult their own tax advisers as to the particular tax consequences to them of owning and disposing of our ordinary shares. Except as described in “–Passive Foreign Investment Company Considerations” below, this discussion assumes that we are not and have not been a passive foreign investment company (a “PFIC”) for any taxable year.

Dividends. In general, a U.S. holder receiving a distribution with respect to the ordinary shares will be required to include such distribution (including the amount of non-U.S. taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in the ordinary shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend. In general, U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

Dividend income is taxed as ordinary income. However, a preferential U.S. federal income tax rate applies to “qualified dividend income” received by individuals (as well as certain trusts and estates), provided that certain holding period and other requirements are met. “Qualified dividend income” includes dividends paid on shares of a foreign corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are listed on the Nasdaq, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the applicable holding period and other applicable requirements are satisfied. U.S. holders should consult their tax advisers regarding the availability of these preferential rates in their particular circumstances.

Dividends paid by us generally will be foreign source “passive category income” or, in certain cases, “general category income” for U.S. foreign tax credit purposes, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation.

Disposition of Ordinary Shares. Subject to the PFIC rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. holder and its tax basis in the ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the disposition. In the case of a U.S. holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the ordinary shares generally will be subject to a preferential U.S. federal income tax rate. Gains realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations. If, for any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average quarterly value during a taxable year of our passive assets (generally assets that generate passive income) is 50% or more of the value of all of our assets (including goodwill) for such year, we will be treated as a PFIC for such year. If we are treated as a PFIC for any taxable year during which a U.S. holder owns our ordinary shares, the U.S. holder generally will be subject to increased tax liability upon the sale of our ordinary shares or upon the receipt of certain excess distributions, unless such U.S. holder makes an election to mark our ordinary shares to market annually.

We believe that we were not a PFIC for our taxable year ended September 30, 2017. However, because the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our ordinary shares (which may be volatile), and the amount and type of our gross income, we cannot guarantee that we will not become a PFIC for the current or any future taxable year or that the IRS will agree with our conclusion regarding our current PFIC status.

In addition, if we were a PFIC for any taxable year in which we make a distribution or the preceding taxable year, the preferential rules on “qualified dividend income” described above would not apply. If a U.S. holder owns ordinary shares during any year in which we are a PFIC, the U.S. holder generally must file annual reports to the IRS.

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

During fiscal year 2017, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

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

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2017. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2017, for forward contracts, and based on spot rates as of September 30, 2017 for options.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$1,236	$27.4

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash deposits and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments are invested in short-term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of bank deposits, money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2017. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2017, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2017, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Ernst & Young billed us approximately $3.6 million for audit services for fiscal 2017, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.2 million for audit services for fiscal 2016.

Audit-Related Fees

Ernst & Young billed us approximately $1.2 million for audit-related services for fiscal 2017. Audit-related services principally include SSAE 16 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.2 million for audit-related services for fiscal 2016.

Tax Fees

Ernst & Young billed us approximately $1.7 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2017. Ernst & Young billed us approximately $1.6 million for tax advice in fiscal 2016.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2017 or fiscal 2016.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2017, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2017 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/1/16-10/31/16	356,211	$58.95	356,211	$575,774,838
11/1/16-11/30/16	600,881	$58.58	600,881	$540,575,751
12/1/16-12/31/16	402,025	$59.70	402,025	$516,575,781
01/1/17-01/31/17	442,636	$58.74	442,636	$490,576,418
02/1/17-02/28/17	416,928	$59.24	416,928	$465,877,025
03/1/17-03/31/17	475,806	$61.57	475,806	$436,582,566
04/1/17-04/30/17	311,055	$61.03	311,055	$417,599,158
05/1/17-05/31/17	507,558	$62.99	507,558	$385,628,370
06/1/17-06/30/17	600,363	$65.00	600,363	$346,604,942
07/1/17-07/31/17	307,454	$65.05	307,454	$326,605,417
08/1/17-08/31/17	634,799	$64.18	634,799	$285,861,448
09/1/17-09/30/17	463,429	$63.87	463,429	$256,260,557

Total	5,519,145	$61.70	5,519,145	$256,260,557

(1)	Excludes broker and transaction fees.
(2)	On February 2, 2016, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $750.0 million of our outstanding ordinary shares and on November 8, 2017, adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2017, and to our website at www.amdocs.com.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2017, 2016 and 2015, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2017 and 2016

Consolidated Statements of Income for the fiscal years ended September 30, 2017, 2016 and 2015

Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2017, 2016 and 2015

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2017, 2016 and 2015

Notes to Consolidated Financial Statements

Financial Statement Schedules of Amdocs Limited

Valuation and Qualifying Accounts

All other schedules have been omitted since they are either not required or not applicable, or the information has otherwise been included.

ITEM 19. EXHIBITS

The exhibits listed hereof are filed herewith in response to this Item.

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibits 99.1 to Amdocs’ Form 6-K filed January 27, 2009)

1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)

4.b.1†	Agreement between Amdocs, Inc. and SBC Services, Inc. for Software and Professional Services, effective August 7, 2003 (incorporated by reference to Exhibit 99.3 to Amdocs’ Amendment No. 1 to Registration Statement on Form F-3, dated September 21, 2004, Registration No. 333-114344)

4.b.2†	Amendments Nos. 1-33 to Agreement between the Company and AT&T Services, Inc. (f/k/a SBC Services, Inc.) for Software and Professional Services effective August 7, 2003 (incorporated by reference to Exhibit 4.b.3 to Amdocs’ Annual Report on Form 20-F, filed December 8, 2014)

4.b.3†	Amendments Nos. 34-39 to Agreement between the Company and AT&T Services, Inc. (f/k/a SBC Services, Inc.) for Software and Professional Services effective August 7, 2003 (incorporated by reference to Exhibit 4.b.2 to Amdocs’ Annual Report on Form 20-F, filed December 10, 2015)

4.b.4	Amended and Restated Credit Agreement, dated as of December 12, 2014, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 99.1 to Amdocs’ Report of Foreign Private Issuer on Form 6-K dated December 12, 2014)

4.b.5	Amendments Nos. 40-49 to Agreement between the Company and AT&T Services, Inc. (f/k/a SBC Services, Inc.) for Software and Professional Services effective August 7, 2003 (incorporated by reference to Exhibit 4.b.5 to Amdocs’ Annual Report on Form 20-F, filed December 12, 2016)

4.b.6†	Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective March 31, 2017

4.c.1	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Appendix C to Amdocs’ Report of Foreign Private Issuer on Form 6-K filed December 22, 2011)

4.d	Amended and Restated Credit Agreement, dated as of December 11, 2017, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent

8	Subsidiaries of Amdocs Limited

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

Exhibit No.	Description

14.1	Consent of Ernst & Young LLP

100.1	The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2017, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2017 and 2016, (ii) Consolidated Statements of Income for the years ended September 30, 2017, 2016 and 2015, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2017, 2016 and 2015, (iv) the Consolidated Statements of Cash Flows for the years ended September 30, 2017, 2016 and 2015, and (iv) Notes to Consolidated Financial Statements

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Amdocs Limited

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: December 11, 2017

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2017. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2017, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2017. Our audits also included the financial statement schedule listed in the Index at Item 18 of Part III. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2017, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amdocs Limited’s internal control over financial reporting as of September 30, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 11, 2017 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York

December 11, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amdocs Limited

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Amdocs Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Amdocs Limited maintained, in all material respects, effective internal control over financial reporting as of September 30, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amdocs Limited as of September 30, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2017 of Amdocs Limited and our report dated December 11, 2017 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York

December 11, 2017

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of September 30,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$649,611	$768,660
Short-term interest-bearing investments	329,997	327,063
Accounts receivable, net	865,068	818,531
Prepaid expenses and other current assets	203,810	186,137

Total current assets	2,048,486	2,100,391
Equipment and leasehold improvements, net	355,685	331,728
Goodwill	2,221,209	2,211,639
Intangible assets, net	177,326	281,527
Other noncurrent assets	476,674	406,070

Total assets	$5,279,380	$5,331,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$126,414	$136,675
Accrued expenses and other current liabilities	668,087	611,705
Accrued personnel costs	265,354	244,299
Short-term financing arrangements	—	200,000
Deferred revenue	113,091	173,331

Total current liabilities	1,172,946	1,366,010
Deferred income taxes and taxes payable	219,417	227,099
Other noncurrent liabilities	312,947	284,685

Total liabilities	1,705,310	1,877,794

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 273,773 and 270,997 issued and 144,391 and 147,134 outstanding, in 2017 and 2016, respectively	4,410	4,377
Additional paid-in capital	3,458,887	3,322,789
Treasury stock, at cost — 129,382 and 123,863 ordinary shares in 2017 and 2016, respectively	(4,365,124)	(4,024,527)
Accumulated other comprehensive income	18,790	6,095
Retained earnings	4,457,107	4,144,827

Total shareholders’ equity	3,574,070	3,453,561

Total liabilities and shareholders’ equity	$5,279,380	$5,331,355

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended September 30,
	2017	2016	2015
Revenue	$3,867,155	$3,718,229	$3,643,538
Operating expenses:
Cost of revenue	2,507,656	2,408,040	2,349,488
Research and development	259,097	252,292	254,944
Selling, general and administrative	472,778	464,883	440,085
Amortization of purchased intangible assets and other	110,291	109,873	70,073
Restructuring charges	—	—	13,000

	3,349,822	3,235,088	3,127,590

Operating income	517,333	483,141	515,948
Interest and other (expense) income, net	(4,421)	1,557	(2,544)

Income before income taxes	512,912	484,698	513,404
Income taxes	76,086	75,367	67,241

Net income	$436,826	$409,331	$446,163

Basic earnings per share	$2.99	$2.74	$2.89

Diluted earnings per share	$2.96	$2.71	$2.85

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended September 30,
	2017	2016	2015
Net income	$436,826	$409,331	$446,163
Other comprehensive income (loss), net of tax:
Net change in fair value of cash flow hedges(1)	11,994	24,666	(6,630)
Net change in fair value of available-for-sale securities(2)	(978)	249	358
Net actuarial gain (losses) on defined benefit plan(3)	1,679	(2,067)	(509)

Other comprehensive income (loss), net of tax	12,695	22,848	(6,781)

Comprehensive income	$449,521	$432,179	$439,382

(1)	Net of tax benefit (expense) of $651, $(7,053) and $2,627 for the fiscal years ended September 30, 2017, 2016 and 2015, respectively.
(2)	Net of tax (expense) benefit of $(4), $(1) and $5 for the fiscal years ended September 30, 2017, 2016 and 2015, respectively.
(3)	Net of tax (expense) benefit of $(697), $747 and $(81) for the fiscal years ended September 30, 2017, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (1)	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount

Balance as of October 1, 2014	156,704	$4,284	$3,054,780	$(3,157,085)	$(9,972)	$3,503,829	$3,395,836
Comprehensive income:
Net income	—	—	—	—	—	446,163	446,163
Other comprehensive loss	—	—	—	—	(6,781)	—	(6,781)

Comprehensive income							439,382
Employee stock options exercised	2,540	39	78,543	—	—	—	78,582
Repurchase of shares	(8,596)	—	—	(454,020)	—	—	(454,020)
Tax benefit from equity-based awards	—	—	4,690	—	—	—	4,690
Cash dividends declared ($0.665 per ordinary share)	—	—	—	—	—	(102,196)	(102,196)
Issuance of restricted stock, net of forfeitures	502	8	—	—	—	—	8
Equity-based compensation expense related to employees	—	—	44,560	—	—	—	44,560

Balance as of September 30, 2015	151,150	4,331	3,182,573	(3,611,105)	(16,753)	3,847,796	3,406,842
Comprehensive income:
Net income	—	—	—	—	—	409,331	409,331
Other comprehensive income	—	—	—	—	22,848	—	22,848

Comprehensive income							432,179
Employee stock options exercised	2,694	39	89,728	—	—	—	89,767
Repurchase of shares	(7,236)	—	—	(413,422)	—	—	(413,422)
Tax benefit from equity-based awards	—	—	7,788	—	—	—	7,788
Cash dividends declared ($0.755 per ordinary share)	—	—	—	—	—	(112,300)	(112,300)
Issuance of restricted stock, net of forfeitures	526	7	—	—	—	—	7
Equity-based compensation expense related to employees	—	—	42,700	—	—	—	42,700

Balance as of September 30, 2016	147,134	4,377	3,322,789	(4,024,527)	6,095	4,144,827	3,453,561
Comprehensive income:
Net income	—	—	—	—	—	436,826	436,826
Other comprehensive income	—	—	—	—	12,695	—	12,695

Comprehensive income							449,521
Employee stock options exercised	2,220	28	87,948	—	—	—	87,976
Repurchase of shares	(5,519)	—	—	(340,597)	—	—	(340,597)
Tax benefit from equity-based awards	—	—	3,611	—	—	—	3,611
Cash dividends declared ($0.855 per ordinary share)	—	—	—	—	—	(124,546)	(124,546)
Issuance of restricted stock, net of forfeitures	556	5	—	—	—	—	5
Equity-based compensation expense related to employees	—	—	44,539	—	—	—	44,539

Balance as of September 30, 2017	144,391	$4,410	$3,458,887	$(4,365,124)	$18,790	$4,457,107	$3,574,070

(1)	As of September 30, 2017, 2016 and 2015, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $24,508, $12,514 and $(12,152), unrealized (loss) gain on short-term interest-bearing investments, net of tax, of $(410), $568 and $319 and unrealized (loss) on defined benefit plan, net of tax, of $(5,308), $(6,987) and $(4,920).

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2017	2016	2015
Cash Flow from Operating Activities:
Net income	$436,826	$409,331	$446,163
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	214,885	211,791	174,795
Equity-based compensation expense	44,539	42,700	44,560
Deferred income taxes	6,551	(2,315)	(26,887)
Excess tax benefit from equity-based compensation	(4,666)	(6,913)	(5,949)
Loss from short-term interest-bearing investments	9	407	476
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(41,075)	(70,859)	39,829
Prepaid expenses and other current assets	11,002	(11,164)	22,690
Other noncurrent assets	(52,667)	2,587	7,406
Accounts payable, accrued expenses and accrued personnel	72,049	59,982	63,894
Deferred revenue	(50,230)	(49,828)	2,434
Income taxes payable, net	(15,145)	10,112	23,474
Other noncurrent liabilities	14,034	24,403	(20,263)

Net cash provided by operating activities	636,112	620,234	772,622

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(133,392)	(130,086)	(120,503)
Proceeds from sale of short-term interest-bearing investments	278,066	361,960	252,818
Purchase of short-term interest-bearing investments	(281,983)	(370,742)	(250,184)
Net cash paid for acquisitions	(18,064)	(283,450)	(263,193)
Other	(29,940)	(18,533)	1,408

Net cash used in investing activities	(185,313)	(440,851)	(379,654)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	200,000	220,000
Payments under financing arrangements	(400,000)	(220,000)	(210,000)
Repurchase of shares	(340,597)	(413,422)	(454,020)
Proceeds from employee stock option exercises	87,586	89,600	78,206
Payments of dividends	(121,503)	(109,304)	(100,790)
Excess tax benefit from equity-based compensation and other	4,666	6,830	5,940

Net cash used in financing activities	(569,848)	(446,296)	(460,664)

Net (decrease) increase in cash and cash equivalents	(119,049)	(266,913)	(67,696)
Cash and cash equivalents at beginning of year	768,660	1,035,573	1,103,269

Cash and cash equivalents at end of year	$649,611	$768,660	$1,035,573

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$67,544	$50,407	$51,141
Interest	1,145	576	548

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 1 — Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, Pay TV, entertainment and media industry service providers, in developed countries and emerging markets. The Company and its subsidiaries operate in one segment, providing products and services. The Company designs, develops, markets, supports, implements and operates customer experience solutions primarily for leading communications, cable and satellite service providers throughout the world.

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

Investments

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of bank deposits, money market funds, U.S. government treasuries, corporate bonds and U.S. agency securities, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive income (loss)” in shareholders’ equity, unless a security is other than temporarily impaired. The Company recognizes an impairment charge in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while other declines in fair value related to other factors are recognized in other comprehensive income (loss). The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit losses. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

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

Deferred tax liabilities and assets are classified as noncurrent on the balance sheet. Deferred tax liabilities also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

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

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement as well as, in some cases, possesses other attributes such as latitude in determining prices and selecting suppliers. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis. Revenue from third-party hardware and software sales was less than 10% of revenue in each of fiscal years 2017, 2016 and 2015. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as the Company is the primary obligor under the arrangement.

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

Deferred revenue represents billings to customers for licenses and services for which revenue has not been recognized. Deferred revenue that is expected to be recognized beyond the next 12 months is considered long-term deferred revenue. Unbilled accounts receivable include all revenue amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Unbilled accounts receivable that are expected to be billed beyond the next 12 months are considered long-term unbilled receivables. Billed accounts receivables include all outstanding invoices to customers, as well as amounts allowed to be billed according to contractual or other arrangements with customers.

Cost of Revenue

Cost of revenue consists of all costs associated with providing software licenses and services to customers, including identified losses on contracts. Estimated losses on contracts accounted for using the percentage of completion method of accounting are recognized in the period in which the loss is identified. Cost of revenue includes license fees and royalty payments to software suppliers.

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

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments, and trade receivables. Cash and cash equivalents are maintained with several financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple financial institutions and monitoring the risk profiles of these counterparties. The Company has conservative investment policy guidelines under which it invests its excess cash primarily in highly liquid U.S. dollar-denominated securities. The Company’s revenue is generated primarily in North America. To a lesser extent, revenue is generated in Europe, the Asia-Pacific region and Latin America. Most of the Company’s customers are among the largest communications and media companies in the world (or are owned by them). The Company’s business is subject to the effects of general global economic conditions and market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral.

The Company evaluates accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably probable. As of September 30, 2017, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 27%, which was lower than its respective portion of total revenue. As of September 30, 2016, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 30%, which was higher than its respective portion of total revenue.

Earnings per Share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding equity-based awards using the treasury stock method. The Company includes participating securities (unvested restricted shares that contain non-forfeitable rights to dividends or dividend equivalents) in the computation of earnings per share pursuant to the two-class method, which calculates earnings per share for common shares and participating securities.

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

Recent Accounting Standards

In January 2017, the Financial Accounting Standards Board, or FASB, issued an Accounting Standard Update, or ASU, that revises and narrows the definition of a business and provides a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. This ASU will be effective for the Company with respect to transactions occurring on or after October 1, 2018 and early adoption is permitted.

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

In August 2016, the FASB issued an ASU that intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU will be effective for the Company on October 1, 2018, and early adoption is permitted. The Company currently expects adoption of this ASU will result in reclassification of certain cash payments of contingent considerations included in acquisition agreements from investing activities to financing activities and will not have a material impact on its statement of cash flows.

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

In February 2016, the FASB issued an ASU on accounting for leases to increase transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be effective for the Company beginning in the first quarter of fiscal year 2020, must be adopted using a modified retrospective method and its early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

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

In September 2015, the FASB issued an ASU on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. This ASU is effective for the Company with respect to measurement-period adjustments that occur after October 1, 2017.

In May 2014, the FASB issued ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The new revenue standard supersedes most current revenue recognition guidance and will be effective for the Company beginning in the first quarter of fiscal year 2019. The Company developed a transition plan, including changes to policies, processes and internal controls, as well as system enhancements to generate the information necessary for new disclosure requirements and is currently evaluating the effect that adoption of the new revenue standard will have on its consolidated financial statements. Entities have the option of adopting the new revenue standard using either a full retrospective or a modified approach with the cumulative effect of applying the standard recognized at the date of initial application. The Company currently anticipates adopting the new revenue standard using the modified retrospective transition approach, which will result in a cumulative effect adjustment to retained earnings as of October 1, 2018. However, a final decision regarding the adoption method is dependent on several factors, including the completion of the Company’s analysis of the effect the adoption of the new revenue standard will have on its results of operations, financial position and related disclosures.

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

Level 3:    Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2017 and 2016:

	As of September 30, 2017
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Corporate bonds	$—	$98,385	$—	$98,385
U.S. government treasuries	84,363	—	—	84,363
U.S. agency securities	—	60,646	—	60,646
Money market funds	52,504	—	—	52,504
Asset backed obligations	—	47,074	—	47,074
Commercial paper and certificates of deposit	—	33,448	—	33,448
Supranational and sovereign debt	—	8,777	—	8,777

Total available-for-sale securities	136,867	248,330	—	385,197

Derivative financial instruments, net	—	27,352	—	27,352

Other liabilities	—	—	(21,972)	(21,972)

Total	$136,867	$275,682	$(21,972)	$390,577

	As of September 30, 2016
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Corporate bonds	$—	$96,154	$—	$96,154
U.S. government treasuries	105,513	—	—	105,513
U.S. agency securities	—	48,393	—	48,393
Money market funds	449,288	—	—	449,288
Asset backed obligations	—	30,194	—	30,194
Commercial paper and certificates of deposit	—	42,498	—	42,498
Supranational and sovereign debt	—	8,342	—	8,342

Total available-for-sale securities	554,801	225,581	—	780,382

Derivative financial instruments, net	—	16,067	—	16,067

Other liabilities	—	—	(24,597)	(24,597)

Total	$554,801	$241,648	$(24,597)	$771,852

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal year 2017 or fiscal year 2016. Level 3 amounts relate to certain acquisition-related liabilities, which were valued using a Monte-Carlo simulation model. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2017 and 2016. The net reduction in Level 3 liabilities during fiscal year 2017 was the result of reduction of existing liabilities, which was partially offset by increase from new liabilities recognized in connection with fiscal year 2017 acquisitions. Part of this reduction in Level 3 liabilities was recorded in the consolidated statements of income and the rest of the reduction resulted from settlement of the liabilities.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

Note 5 — Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$98,367	$176	$158	$98,385
U.S. government treasuries	84,558	—	195	84,363
U.S. agency securities	60,794	—	148	60,646
Money market funds	52,504	—	—	52,504
Asset backed obligations	47,108	—	34	47,074
Commercial paper and certificates of deposit	33,448	—	—	33,448
Supranational and sovereign debt	8,819	—	42	8,777

Total(1)	$385,598	$176	$577	$385,197

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2017, $329,997 of securities were classified as short-term interest-bearing investments and $55,200 of securities were classified as cash and cash equivalents.

	As of September 30, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$95,852	$339	$37	$96,154
U.S. government treasuries	105,377	151	15	105,513
U.S. agency securities	48,339	69	15	48,393
Money market funds	449,288	—	—	449,288
Asset backed obligations	30,121	73	—	30,194
Commercial paper and certificates of deposit	42,498	—	—	42,498
Supranational and sovereign debt	8,334	8	—	8,342

Total(2)	$779,809	$640	$67	$780,382

(2)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2016, $327,063 of securities were classified as short-term interest-bearing investments and $453,319 of securities were classified as cash and cash equivalents.

As of September 30, 2017, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in fiscal years 2017, 2016 and 2015.

As of September 30, 2017, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$170,161
1 to 2 years	120,819
2 to 3 years	77,666
3 to 4 years	10,642
Thereafter	5,909

$385,197

Note 6 — Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $30,090 as of September 30, 2017. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2017. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2017 for forward contracts, and based on spot rates as of September 30, 2017 for options.

Notional Value*
Foreign exchange contracts	$1,235,838

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2017 and September 30, 2016, is as follows:

	As of September 30,
	2017	2016
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$30,141	$12,780
Other noncurrent assets	1,091	4,545
Accrued expenses and other current liabilities	(2,317)	(501)
Other noncurrent liabilities	(1,035)	(367)

	27,880	16,457
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	2,840	3,516
Accrued expenses and other current liabilities	(3,368)	(3,906)

	(528)	(390)

Net fair value	$27,352	$16,067

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of September 30, 2017 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other (expense) income, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2017, 2016 and 2015, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Income (Loss) (Effective Portion) Year Ended September 30,
	2017	2016	2015
Line item in consolidated statements of income:
Revenue	$(1,021)	$(192)	$1,077
Cost of revenue	21,783	(2,131)	(13,624)
Research and development	4,282	(643)	(3,621)
Selling, general and administrative	3,305	(1,175)	(4,074)

Total	$28,349	$(4,141)	$(20,242)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive income (loss), net of tax, is as follows:

	Year Ended September 30,
	2017	2016	2015
Net unrealized gains (losses) on cash flow hedges, net of tax, beginning of period	$12,514	$(12,152)	$(5,522)
Changes in fair value of cash flow hedges, net of tax	36,765	20,911	(23,432)
Reclassification of (gains) losses into earnings, net of tax	(24,771)	3,755	16,802

Net unrealized gains (losses) on cash flow hedges, net of tax, end of period	$24,508	$12,514	$(12,152)

Gains (losses) from cash flow hedges recognized in other comprehensive income (loss) were $39,692, $27,578 and $(29,499) , or $36,765, $20,911 and $(23,432) , net of taxes, during the fiscal years ended September 30, 2017, 2016 and 2015, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of September 30, 2017, a net gain of $24,459 will be reclassified into earnings during fiscal 2018 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2017, 2016 and 2015, was not material.

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

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2017, 2016 and 2015, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income Year Ended September 30,
	2017	2016	2015
Line item in statements of income:
Revenue	$—	$(67)	$339
Cost of revenue	4,639	2,187	(8,668)
Research and development	957	284	(830)
Selling, general and administrative	1,723	560	(1,827)
Interest and other (expense) income, net	(10,514)	(9,674)	30,150
Income taxes	(1,653)	(1,076)	1,822

Total	$(4,848)	$(7,786)	$20,986

Note 7 — Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of September 30,
	2017	2016
Accounts receivable — billed	$664,099	$723,921
Accounts receivable — unbilled	229,695	134,122
Less — allowances	(28,726)	(39,512)

Accounts receivable, net	$865,068	$818,531

Note 8 — Equipment and Leasehold Improvements, Net

Components of equipment and leasehold improvements, net are:

	As of September 30,
	2017	2016
Computer equipment	$978,040	$1,016,973
Leasehold improvements	213,166	206,195
Furniture, fixtures and other	56,324	52,372

	1,247,530	1,275,540
Less accumulated depreciation	(891,845)	(943,812)

	$355,685	$331,728

Total depreciation expense on equipment and leasehold improvements for fiscal years 2017, 2016 and 2015, was $105,027, $113,717 and $108,169, respectively.

As of September 30, 2017 and 2016, the unamortized software assets developed for internal use were $127,080 and $104,346, respectively, and are presented under Computer equipment in the table above.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of October 1, 2015	$2,049,093
Goodwill resulting from acquisitions(1)	164,506
Other	(1,960)

As of September 30, 2016	2,211,639
Goodwill resulting from acquisitions	18,535
Other	(8,965)

As of September 30, 2017	$2,221,209

(1)	Mainly relates to the acquisitions of Vindicia, Brite:Bill and Pontis. In allocating the total purchase price of Vindicia based on estimated fair values, the Company recorded $62,210 of goodwill, $20,091 of core technology to be amortized over approximately three years, $11,623 of customer relationships to be amortized over approximately five years and $1,103 of other intangible assets to be amortized over approximately two years. In allocating the total purchase price of Brite:Bill based on estimated fair values, the Company recorded $45,037 of goodwill, $20,917 of core technology to be amortized over approximately three years, $9,638 of customer relationships to be amortized over approximately seven years and $773 of other intangible assets to be amortized over approximately two years. In allocating the total purchase price of Pontis based on estimated fair values, the Company recorded $40,457 of goodwill, $24,361 of core technology to be amortized over approximately four years and $20,993 of customer relationships to be amortized over approximately six years.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2017, 2016 or 2015.

The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Gross	Accumulated Amortization	Net
September 30, 2017
Core technology	$604,673	$(513,501)	$91,172
Customer relationships	497,296	(414,654)	82,642
Intellectual property rights and purchased computer software	51,996	(51,996)	—
Other	33,542	(30,030)	3,512

Total	$1,187,507	$(1,010,181)	$177,326

September 30, 2016
Core technology	$604,673	$(451,169)	$153,504
Customer relationships	491,639	(370,658)	120,981
Intellectual property rights and purchased computer software	51,996	(51,996)	—
Other	33,542	(26,500)	7,042

Total	$1,181,850	$(900,323)	$281,527

The following table presents the amortization expense of the Company’s definite-lived purchased intangible assets, included in each financial statement caption reported in the consolidated statements of income:

	Year Ended September 30,
	2017	2016	2015
Cost of revenue	$1,405	$1,609	$1,609
Amortization of definite-lived purchased intangible assets	108,453	96,465	65,017

Total	$109,858	$98,074	$66,626

The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2017 is as follows:

Amount
Fiscal year:
2018	$79,916
2019	54,007
2020	23,163
2021	10,356
2022	6,534
Thereafter	3,350

Total	$177,326

Note 10 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2017	2016	2015
Current	$69,535	$77,682	$94,128
Deferred	6,551	(2,315)	(26,887)

	$76,086	$75,367	$67,241

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

During fiscal year 2017, the Company recognized $4,817 of deferred income tax expense as a result of enacted changes in tax laws or rates. During fiscal years 2016 and 2015, the Company recognized immaterial deferred income tax expense as a result of enacted changes in tax laws or rates.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2017	2016
Deferred tax assets:
Deferred revenue	$44,571	$57,361
Employee compensation and benefits	87,204	80,312
Intangible assets, computer software and intellectual property	14,997	14,840
Tax credits, net capital and operating loss carryforwards	155,478	168,641
Other	78,114	68,073

Total deferred tax assets	380,364	389,227
Valuation allowances	(94,573)	(96,870)

Total deferred tax assets, net	285,791	292,357

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(74,419)	(66,628)
Intangible assets, computer software and intellectual property	(136,238)	(146,848)
Other	(32,736)	(26,228)

Total deferred tax liabilities	(243,393)	(239,704)

Net deferred tax assets	$42,398	$52,653

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2017	2016	2015
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	15	16	13

Effective income tax rate	15%	16%	13%

(1)	In fiscal year 2017, foreign taxes included a benefit of $9,450 due to conclusions of tax audits in certain jurisdictions, which resulted in a reduction to the Company’s provision for gross unrecognized tax benefits. Foreign taxes in fiscal year 2017 also included a net benefit of $11,037 due to a reduction of taxes payable, partially offset by a reduction of deferred tax asset on operating loss carryforwards of certain of the Company’s subsidiaries resulting from internal structural changes in certain jurisdictions in which the Company operates. In addition, foreign taxes in fiscal year 2017 included a benefit of $28,774 that was attributable to the expiration of the periods set forth in statutes of limitations related to unrecognized tax benefits accumulated over several years in certain jurisdictions. Foreign taxes in fiscal year 2017 also included a benefit of $12,754 resulting from the release of valuation allowances on deferred tax assets at certain of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income

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

During fiscal year 2017, the net decrease in valuation allowances was $2,297, which related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2017, the Company had tax credits, net capital and operating loss carryforwards of $707,761, of which $180,882 have expiration dates through 2036, and the remainder do not expire.

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

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2017	2016	2015
Balance at beginning of fiscal year	$196,668	$126,706	$123,942
Additions based on tax positions related to the current year	22,319	65,009	22,314
Additions for tax positions of prior years	12,261	41,183	11,125
Settlements with tax authorities	(9,450)	(31,624)	(13,443)
Lapse of statute of limitations	(28,774)	(4,606)	(17,232)

Balance at end of fiscal year	$193,024	$196,668	$126,706

The total amount of unrecognized tax benefits, which includes interest and penalties, was $193,024 as of September 30, 2017, and $196,668 as of September 30, 2016, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2017, the Company had accrued $28,228 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which a benefit of $2,910 was recognized in the statements of income in fiscal year 2017. As of September 30, 2016, the Company had accrued $31,138 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which an expense of $8,919 was recognized in the statements of income in fiscal year 2016.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2017, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

It is reasonably possible that the amount of unrecognized tax benefits may decrease by $17,360 during fiscal 2018 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

Note 11 — Repurchase of Shares

From time to time, the Company’s Board of Directors has adopted share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The current share repurchase plan, adopted by the Company’s Board of Directors on February 2, 2016, authorizes the repurchase of up to $750,000 of the Company’s outstanding ordinary shares with no expiration date. In fiscal year 2017, the Company repurchased approximately 5,519 ordinary shares at an average price of $61.70 per share (excluding broker and transaction fees). As of September 30, 2017, the Company had remaining authority to repurchase up to $256,261 of its outstanding ordinary shares. On November 8, 2017, the Company’s Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800,000 of its outstanding ordinary shares with no expiration date. The authorizations permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate.

Note 12 — Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. In December 2014 and in December 2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on the Company’s credit ratings. In September 2016, the Company borrowed an aggregate of $200,000 under the facility and repaid it in October 2016. In March 2017, the Company borrowed an aggregate of $200,000 under the facility and repaid it in April 2017. As of September 30, 2017, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of September 30, 2017, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $33,682. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

Note 13 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2017	2016
Project-related provisions	$227,049	$208,357
Taxes payable	34,143	38,430
Dividends payable(1)	31,736	28,693
Derivative instruments(2)	5,685	4,407
Other	369,474	331,818

	$668,087	$611,705

(1)	The amounts payable as a result of the August 2, 2017 and the July 26, 2016 dividend declarations. See Note 18 to the consolidated financial statements.
(2)	Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments. See Note 6 to the consolidated financial statements.

Note 14 — Interest and other income (expense), net

Interest and other income (expense), net, consists of the following:

	Year Ended September 30,
	2017	2016	2015
Interest income	$7,972	$6,815	$4,615
Interest expense	(1,600)	(1,667)	(3,142)
Foreign exchange loss	(8,246)	(1,998)	(8,130)
Other, net	(2,547)	(1,593)	4,113

	$(4,421)	$1,557	$(2,544)

Note 15 — Contingencies and Commitments

Commitments

The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments, which include rent and other payments the Company is obligated to make, based on the Company’s contractual obligations as of September 30, 2017 are as follows:

For the year ended September 30,
2018	$75,549
2019	61,280
2020	56,817
2021	48,883
2022	41,769
Thereafter	41,393

$325,691

Rent expense net of sublease income was approximately $55,480, $53,164 and $47,032 for fiscal years 2017, 2016 and 2015, respectively. The Company had no committed future sublease income as of September 30, 2017.

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

The Company is currently defending a lawsuit against certain of its subsidiaries in the U.S. District Court in Oregon alleging breach of contract and trade secret misappropriation. According to the suit, the Company improperly utilized information received from the plaintiff in connection with its electronic payment processing solution, which is one of several components of its mobile financial services offerings. During fiscal year 2016, the District Court denied the Company’s motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings will continue. The Company intends to continue to vigorously defend against the allegations set forth in the complaint. At this stage, the Company cannot determine that a loss amount is probable and is unable to reasonably estimate the ultimate outcome of the above suit, therefore no amounts have been accrued related to the outcome of such suit.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over a contract, under which the Company was providing certain services, and which has been terminated by the counterparty in connection with such dispute and which is under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. To date, however, such defense efforts, including motions alleging constitutional defects, have encountered a dismissive approach by the Ecuadorian Courts, with reasoning that the Company believes is inconsistent with applicable law. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

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

The Company generally offers its products with a limited warranty. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been incurred after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2017, 2016 and 2015.

The Company generally indemnifies its customers against claims made by third parties arising from the use of the Company’s software and certain other matters. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

Note 16 — Employee Benefits

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability amounted to $267,713 and $240,414 as of September 30, 2017 and 2016, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $206,054 and $185,836 as of September 30, 2017 and 2016, respectively, and are included in other noncurrent assets. The accrued severance expenses were $32,908, $34,165 and $31,086 for fiscal years 2017, 2016 and 2015, respectively.

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal years 2017, 2016 and 2015 under such plans were not material compared to total operating expenses.

The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for certain employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees, discount rate, inflation and expected health care costs. The fair value of the employee benefit plans’ assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experienced gains and losses. The Company recognized the funded status of such plans in the balance sheet. The pension and other benefits costs related to the non-contributory defined benefit plans were immaterial in fiscal years 2017, 2016 and 2015.

Note 17 — Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2017, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 62,300 to 67,550. Awards granted under the Equity Incentive Plan generally vest over a period of four years and stock options have a term of ten years

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the fiscal year ended September 30, 2017:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2016	7,623	$44.20
Granted	2,062	58.83
Exercised	(2,220)	39.63
Forfeited	(508)	50.60

Outstanding as of September 30, 2017(1)	6,957	$49.52

Exercisable as of September 30, 2017(1)	2,428	$40.33

(1)	As of September 30, 2017, the weighted average remaining contractual life of outstanding and exercisable options was 7.40 and 5.66 years, respectively.

The following table summarizes information relating to awards of restricted shares, as well as changes during the fiscal year ended September 30, 2017:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2016	1,473	$49.50
Granted	641	59.97
Vested	(629)	46.66
Forfeited	(89)	51.69

Outstanding as of September 30, 2017	1,396	$55.45

The total intrinsic value of options exercised during fiscal years 2017, 2016 and 2015 was $47,321, $65,292 and $51,812, respectively.

The value of restricted shares vested during fiscal years 2017, 2016 and 2015 was $36,922, $39,490 and $39,734, respectively.

The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2017 was $103,004 and $58,242, respectively.

Employee equity-based compensation pre-tax expense for the years ended September 30, 2017, 2016 and 2015 was as follows:

	Year Ended September 30,
	2017	2016	2015
Cost of revenue	$19,215	$18,249	$15,621
Research and development	3,536	3,742	3,400
Selling, general and administrative	21,788	20,709	25,539

Total	$44,539	$42,700	$44,560

The total income tax benefit recognized in the consolidated statements of income for stock-based compensation (including restricted shares) for fiscal years 2017, 2016 and 2015 was $4,754, $4,503 and $5,490, respectively.

As of September 30, 2017, there was $46,514 of unrecognized compensation expense related to unvested stock options and unvested restricted shares. The Company recognizes compensation costs using the graded vesting attribution method, which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2017	2016	2015
Risk-free interest rate(1)	1.63%	1.40%	1.26%
Expected life of stock options(2)	4.50	4.50	4.50
Expected volatility(3)	16.2%	18.5%	15.6%
Expected dividend yield(4)	1.47%	1.40%	1.37%
Fair value per option	$7.62	$7.97	$5.97

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on blended volatility. See Note 2 to the consolidated financial statements.
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Note 18 — Dividends

The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2017, 2016 and 2015:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
August 2, 2017	$0.220	September 29, 2017	$31,736	October 23, 2017
May 9, 2017	$0.220	June 30, 2017	$31,981	July 14, 2017
February 1, 2017	$0.220	March 31, 2017	$32,223	April 14, 2017
November 8, 2016	$0.195	December 30, 2016	$28,606	January 13, 2017

July 26, 2016	$0.195	September 30, 2016	$28,693	October 21, 2016
May 4, 2016	$0.195	June 30, 2016	$28,836	July 15, 2016
February 2, 2016	$0.195	March 31, 2016	$29,206	April 15, 2016
November 10, 2015	$0.170	December 31, 2015	$25,565	January 15, 2016

July 29, 2015	$0.170	September 30, 2015	$25,697	October 16, 2015
April 29, 2015	$0.170	June 30, 2015	$26,127	July 17, 2015
January 27, 2015	$0.170	March 31, 2015	$26,286	April 16, 2015
November 4, 2014	$0.155	December 31, 2014	$24,086	January 16, 2015

The amounts payable as a result of the August 2, 2017, July 26, 2016 and July 29, 2015 declarations were included in accrued expenses and other current liabilities as of September 30, 2017, 2016 and 2015, respectively.

On November 8, 2017, the Company’s Board of Directors approved quarterly dividend payment of $0.22 per share, and set December 29, 2017 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 19, 2018.

On November 8, 2017, the Company’s Board of Directors also approved, subject to shareholder approval at the January 2018 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.25 per share, anticipated to be paid in April 2018.

Note 19 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2017	2016	2015
Numerator:
Net income	$436,826	$409,331	$446,163
Net income and dividends attributable to participating restricted shares	(3,517)	(3,592)	(4,597)

Numerator for basic earnings per common share	$433,309	$405,739	$441,566

Undistributed income allocated to participating restricted shares	2,512	2,604	3,539
Undistributed income reallocated to participating restricted shares	(2,488)	(2,569)	(3,485)

Numerator for diluted earnings per common share	$433,333	$405,774	$441,620

Denominator:
Weighted average number of shares outstanding — basic	146,017	149,168	154,423
Weighted average number of participating restricted shares	(1,176)	(1,309)	(1,591)

Weighted average number of common shares — basic	144,841	147,859	152,832

Effect of assumed conversion of 0.5% convertible notes	—	5	14
Effect of dilutive stock options granted	1,414	2,002	2,372

Weighted average number of common shares — diluted	146,255	149,866	155,218

Basic earnings per common share	$2.99	$2.74	$2.89

Diluted earnings per common share	$2.96	$2.71	$2.85

For the fiscal years ended September 30, 2017, 2016 and 2015, 1,281, 1,785 and 724 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

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

	Year Ended September 30,
	2017	2016	2015
Revenue
North America (mainly United States)	$2,546,290	$2,381,122	$2,555,539
Europe	488,932	513,295	422,095
Rest of the world	831,933	823,812	665,904

Total	$3,867,155	$3,718,229	$3,643,538

	As of September 30,
	2017	2016
Long-lived Assets(1)
Europe	$151,794	$127,318
North America	71,980	72,907
Rest of the world:
Israel	66,628	67,736
India	43,118	38,629
Others	22,165	25,138

Total	$355,685	$331,728

(1)	Equipment and leasehold improvements.

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

Total revenue consists of the following:

	Year Ended September 30,
	2017	2016	2015
Customer experience solutions	$3,809,088	$3,629,698	$3,542,531
Directory	58,067	88,531	101,007

Total	$3,867,155	$3,718,229	$3,643,538

Sales to Significant Customers

The Company had one customer, AT&T, which accounted for at least ten percent of its total revenue in each of fiscal years 2017, 2016 and 2015. The percentage of revenue from this customer out of total revenue during fiscal years 2017, 2016 and 2015 was 33%, 33% and 34%, respectively.

Note 21 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2017
Revenue	$979,724	$966,695	$966,009	$954,727
Operating income	132,047	129,912	133,781	121,593
Net income	107,209	119,264	112,560	97,793
Basic earnings per share	0.74	0.82	0.77	0.67
Diluted earnings per share	0.73	0.81	0.76	0.66
2016
Revenue	$940,656	$930,133	$925,935	$921,505
Operating income	118,497	124,962	120,147	119,535
Net income	95,709	105,060	107,720	100,842
Basic earnings per share	0.65	0.71	0.72	0.67
Diluted earnings per share	0.64	0.70	0.71	0.66

Note 22 — Subsequent Event

In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that would be equally owned by the Company and Union for the purpose of acquiring specific land which the Company intends to use as the site for a new campus in Ra’anana, Israel. Pursuant to the agreements between the Company and Union, the Company shall have control over the establishment and ongoing operations of the new campus and will result in the new entity’s financial information being consolidated in the Company’s consolidated financial statements. The transaction for the acquisition of the land is expected to be completed in the near term upon satisfaction of customary closing conditions. The total net investment that the Company expects to make in connection with purchasing the land and constructing the new campus is expected to reach up to $350,000 over a period of four to five years.

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Accounts Receivable Allowances		Valuation Allowances on Net Deferred Tax Assets
Balance as of October 1, 2014	$36,398		$128,207
Charged to costs and expenses	13,328		24,040	(1)
Charged to other accounts	552		—
Deductions	(16,441)		(40,082	)(2)

Balance as of September 30, 2015	33,837		112,165
Charged to costs and expenses	24,004		13,800	(3)
Charged to other accounts	1,415		826
Deductions	(19,744	)(5)	(29,921	)(4)

Balance as of September 30, 2016	39,512		96,870
Charged to costs and expenses	17,282		16,425	(6)
Charged to other accounts	1,985		5,000	(7)
Deductions	(30,053	)(9)	(23,722	)(8)

Balance as of September 30, 2017	$28,726		$94,573

(1)	Valuation allowances recorded on deferred tax assets during fiscal year 2015.

(2)	$2,235 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(3)	Valuation allowances recorded on deferred tax assets during fiscal year 2016.

(4)	$9,231 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(5)	$12,727 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.

(6)	Valuation allowances recorded on deferred tax assets during fiscal year 2017.

(7)	Includes valuation allowances on deferred tax assets incurred in connection with an acquisition in fiscal year 2016.

(8)	$2,416 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(9)	$3,008 of accounts receivable allowances were written off against the related accounts receivables, $5,291 of accounts receivable allowances were netted against deferred revenue, and the remaining deductions in the accounts receivable allowances were released to earnings.