Form 20-F
period 2018-09-30
AMDOCS LTD
filed 2018-12-10
CIK 1062579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 1-14840

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

Ordinary Shares, par value £0.01	140,176,828(1)
(Title of class)	(Number of shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐                Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

(1)

Net of 135,718,905 shares held in treasury. Does not include 6,525,033 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our stock option plan or by companies we have acquired.

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products, refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2018 as “fiscal 2018.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2018 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2018	2017	2016	2015	2014
	(in thousands, except share data)
Statement of Operations Data:
Revenue	$3,974,837	$3,867,155	$3,718,229	$3,643,538	$3,563,637
Operating income	428,307	517,333	483,141	515,948	495,648
Net income	354,396	436,826	409,331	446,163	422,122
Basic earnings per share	2.49	2.99	2.74	2.89	2.65
Diluted earnings per share	2.47	2.96	2.71	2.85	2.62
Dividends declared per share(1)	0.970	0.855	0.755	0.665	0.595

	2018	2017	2016	2015	2014
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$519,216	$979,608	$1,095,723	$1,354,012	$1,424,465
Total assets	5,347,815	5,279,380	5,331,355	5,324,652	5,185,277
Long-term obligations
Convertible senior notes(2)	—	—	—	571	603
Equity	3,492,042	3,574,070	3,453,561	3,406,842	3,395,836

(1)

In the fourth quarter of fiscal 2012, we instituted a discretionary quarterly cash dividend program in the amount of $0.13 per share, with the first payment in the first quarter of fiscal 2013. In January 2014, January 2015, February 2016, January 2017 and January 2018, our shareholders approved increases in the rate of the quarterly cash dividend to $0.155 per share, $0.17 per share, $0.195 per share, $0.22 per share and $0.25, respectively. In November 2018, our Board of Directors approved, subject to shareholder approval at the January 2019 annual general meeting of shareholders, an increase in the rate of the quarterly cash dividend to $0.285 per share, with the first payment anticipated to be paid in April 2019.

(2)

On September 6, 2016 (the “Redemption Date”), we redeemed all of our outstanding convertible notes due 2024 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest up to, but excluding, the Redemption Date.

	Ordinary Shares		Additional Paid-In Capital	Treasury Stock
	Shares	Amount
	(in thousands)
Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2015	151,150	$4,331	$3,182,573	$(3,611,105)

Employee stock options exercised	2,694	39	89,728	—
Repurchase of shares(1)	(7,236)	—	—	(413,423)
Tax benefit from equity-based awards	—	—	7,788	—
Issuance of restricted stock, net of forfeitures	526	7	—	—
Equity-based compensation expense related to employees	—	—	42,700	—

Balance as of September 30, 2016	147,134	$4,377	$3,322,789	$(4,024,527)

Employee stock options exercised	2,220	28	87,948	—
Repurchase of shares(1)	(5,519)	—	—	(340,597)
Tax benefit from equity-based awards	—	—	3,611	—
Issuance of restricted stock, net of forfeitures	556	5	—	—
Equity-based compensation expense related to employees	—	—	44,539	—

Balance as of September 30, 2017	144,391	$4,410	$3,458,887	$(4,365,124)
Employee stock options exercised	1,800	24	81,262	—
Repurchase of shares(1)	(6,337)	—	—	(419,228)
Tax benefit from equity-based awards	—	—	—	—
Issuance of restricted stock, net of forfeitures	323	2	—	—
Equity-based compensation expense related to employees	—	—	47,476	—

Balance as of September 30, 2018	140,177	$4,436	$3,587,625	$(4,784,352)

(1)

From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. In February 2016, our Board of Directors adopted a share repurchase plan authorizing repurchase of up to $750.0 million of our outstanding ordinary shares. In November 2017, our Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $800.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. In fiscal year 2016, we repurchased 7.2 million ordinary shares at an average price of $57.12 per share (excluding broker and transaction fees). In fiscal year 2017, we repurchased 5.5 million ordinary shares at an average price of $61.70 per share (excluding broker and transaction fees). In fiscal year 2018, we repurchased 6.3 million ordinary shares at an average price of $66.14 per share (excluding broker and transaction fees). In April 2018, we completed the repurchase of the remaining authorized amount under the February 2016 plan and began executing repurchases under the November 2017 plan. As of September 30, 2018, we had remaining authority to repurchase up to $637.1 million of our outstanding ordinary shares under the November 2017 plan.

Risk Factors

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

We provide software and services primarily to service providers in the communications industry, and our business is therefore highly dependent upon conditions in that industry. Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice, video and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced, and may continue to reduce, the high growth rates that the communications industry had previously experienced and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. Industry consolidation involving our customers, which has been significant in recent years, may place us at risk of losing business to the incumbent provider to one of the parties to the consolidation or to new competitors. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Continuing uncertainty as to the pace of economic recovery following such economic downturns may have adverse consequences for our customers and our business.

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

We believe that our ability to compete with other vendors as well as with in-house IT and network departments of communications companies, depends on a number of factors, including:

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

If we do not continually enhance our products and service offerings, introduce new products and features and adopt and monetize new technologies and methodologies in the marketplace we may have difficulty retaining existing customers and attracting new customers.

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services, to introduce new products, services and features to meet the requirements of our customers, and to adopt to and leverage new technologies and methodologies such as cloud, microservices-based architecture, DevOps, automation, and artificial intelligence, in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our products, services and development methodologies and tools. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products, services and technology may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

Our future success will depend on our ability to develop and maintain long-term relationships with our customers and to meet their expectations in providing products and performing services.

We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing development of our products and services. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high quality services to customers that have already implemented our products. If we are unable to meet customers’ expectations in providing products or performing services, our business and results of operations could be harmed.

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

Any of the events described above could cause our customers to make claims against us for damages allegedly resulting from a security breach or service disruption, which could adversely affect our business, results of operation and financial condition.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the European Union (“EU”) on May 25, 2018, applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR also affect our role as product developers, as we are required to adopt “privacy by design” principles in order to address our customers’ need to apply privacy adequate solutions when handling their subscribers’ data. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers. In addition, Guernsey has introduced legislation similar in form to the GDPR, the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) which will apply globally in a similar fashion as the GDPR to our activities conducted from and within Guernsey.

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

Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers, or a significant decrease in business from any such customer, could harm our results of operations.

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 27% and 33% of our revenue in fiscal years 2018 and 2017, respectively. We cannot assure you that our revenues from AT&T will remain the same or grow in future years. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 66% of our revenue in fiscal year 2018 and 71% in fiscal year 2017. The loss of any significant customer, including as a result of industry consolidation involving our customers, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances (such as financial condition and market position) or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

Although we have received a substantial portion of our revenue from recurring business with established customers, many of our major customers do not have any obligation to purchase additional products or services from us and generally have already acquired fully paid licenses for their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements or services in amounts similar to previous years or may delay implementation or significantly reduce the scope of committed projects, each of which could reduce our revenue and profits.

We seek to acquire companies or technologies and cannot assure you that these acquisitions will enhance our products and services or strengthen our competitive position, and they may adversely affect our results of operations.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. Consistent with this strategy, in recent years we have completed numerous acquisitions and we are actively evaluating potential acquisition opportunities, some of which could be significant, stand alone or in the aggregate. In the future, we intend to continue to pursue acquisitions of other companies, products, services and technologies that we believe will advance our business strategy. However, we may not be able to identify suitable future acquisition candidates, consummate acquisitions on favorable terms or complete otherwise favorable acquisitions because of antitrust, regulatory or other concerns.

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

We may face difficulties identifying and hiring qualified personnel and in particular, we may face difficulties in our ability to attract and retain employees with technical and project management skills, including those from developing countries. Although we are heavily investing in training our new employees, we may not be able to train them rapidly enough to meet the increasing demands on our business, particularly in light of high attrition rates in some regions where we have operations. Our inability to hire, train and retain the appropriate personnel could increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new customer contracts. In particular, wage costs in lower-cost markets where we have historically added personnel, such as India, are increasing and we may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive.

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

In addition, a national union and a group of our employees had attempted in the past to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel.

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

Our continued growth and success will also depend upon the continued active participation of a relatively small group of senior management personnel, and requires us to hire, retain and develop our leadership bench. If we are unable to attract and retain talented, highly qualified senior management and other key executives, as well as provide for the succession of senior management, our growth and results of operations may be adversely impacted.

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

Acquisitions, organic growth and absorption of significant numbers of customers’ employees in connection with managed services projects have, from time to time, increased our headcount. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, as well as quickly expand our facilities, which we may have difficulties doing successfully.

Volatility and turmoil in the world’s capital markets may adversely affect our investment portfolio and other financial assets.

Our cash, cash equivalents and short-term interest-bearing investments totaled $519 million, as of September 30, 2018. Our short-term investments consist primarily of bank deposits, corporate bonds, money market funds, U.S. government treasuries, and U.S. agency securities. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.

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

We are affected by risks associated with conducting business internationally. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States, and have operations in North America, Europe, Israel, Latin America, Africa and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America, we obtain significant revenue from customers in Europe, the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer bases and to continue to expand into international markets, including emerging markets, such as those in Latin America, Russia and other members of the Commonwealth of Independent States, India and Southeast Asia. Conducting business internationally exposes us to certain risks inherent in doing business in numerous markets, including:

•	lack of acceptance of non-localized products or services and other related services,

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions, including those applicable to employees and the terms of employment,

•	difficulties in staffing and managing foreign operations,

•	longer payment cycles,

•	difficulties in collecting accounts receivable, converting local currencies or withholding taxes,

•	capital restrictions that limit the repatriation of earnings,

•	trade barriers,

•	challenges in complying with complex foreign and U.S. laws and regulations, including communication, trade sanctions, export controls, and privacy regulations,

•	political instability and threats of terrorism,

•	currency exchange rate fluctuations,

•	hyper inflation,

•	foreign ownership restrictions,

•	regulations on the transfer of funds to and from foreign countries,

•	the lack of well-established or reliable legal systems in some countries,

•	variations in effective income tax rates and tax policies among countries where we conduct business; and

•	the timing and manner of the United Kingdom exiting the European Union, as and when it occurs.

One or more of these factors could have a material adverse effect on our operations, which could harm our results of operations and financial condition.

In addition, the ability of foreign nationals to work in the United States, Europe and other regions in which we have customers depends on their and our ability to obtain the necessary visas and work permits for our personnel who need to travel internationally. If we are unable to obtain such visas or work permits, or if their issuance is delayed or if their length is shortened, this may impact our ability to provide services to our customers in a timely and cost-effective manner. Immigration and work permit laws and regulations in the countries in which we have customers are subject to legislative and administrative changes as well as changes in the application of standards and enforcement.

As we continue to develop our business internationally, including in emerging markets, we face increasing challenges that could adversely impact our results of operations, reputation and business.

As we continue our efforts to expand our business internationally, including in emerging markets such as those in Latin America, Africa, Russia and other members of the Commonwealth of Independent States, India and Southeast Asia, we face a number of challenges. These challenges include those related to more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, inadvertent breaches of local laws or regulations and difficulties in recruiting sufficient personnel with appropriate skills and experience. In addition, local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

Although we have operations throughout the world, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. As we conduct business internationally, fluctuations in exchange rates between the dollar and the currencies not denominated in, or linked to, the U.S. dollar in which revenues are earned or costs are incurred may have a material adverse effect on our results of operations and financial condition. From time to time, we may experience increases in the costs of our operations outside the United States, as expressed in dollars, as well as decreases in revenue not denominated in, or linked to, the U.S. dollar, each of which could have a material adverse effect on our results of operations and financial condition.

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

Claims by others that we infringe their proprietary technology and trade secrets could harm our business and subject us to potentially burdensome litigation.

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

Software developers, including us, have been and are becoming increasingly subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. In addition, patent infringement claims are increasingly being asserted by patent holding companies, which do not use the technology subject to their patents, and whose sole business is to enforce patents against companies, such as us, for monetary gain. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. For example, in November 2018, we paid a $50 million settlement payment in connection with a lawsuit against certain of our subsidiaries alleging breach of contract and trade secret misappropriation. See “Legal Proceedings” for further details. We also support service providers and media companies with respect to digital content services, which could subject us to claims related to such services. Our entry into the digital content services market has also subjected us to possible claims of infringement of the ownership rights to media content, for example, as well as to direct legal claims from retail consumers arising from the delivery of such services.

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

We use open source software in providing our solutions, and we may use additional open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Under such licenses, if we engage in certain defined manners of use, we may be subject to certain conditions, including requirements that we offer our solutions that incorporate the open source software for no cost; that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software; and/or that we license such modifications or derivative works under the terms of the particular open source license. In addition, if a third-party software provider has incorporated open source software into software that we license from such provider in a manner that triggers one or more of the above requirements, we could be required to disclose any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. In addition, generally open source software licenses do not contain any warranties and may not have available support from the authors or third parties from whom we license it from. If such open source software contains prior defects, security vulnerabilities or infringes any third party right or we are unable to obtain or provide necessary support, we could be exposed to legal claims and significant legal expenses without the ability to seek contribution from the authors or third parties from whom we license open source software.

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

Our ability to serve our customers depends on our ability to protect our systems and infrastructure against damage from fire, power loss, water damage, telecommunications and technology failure, cyber-attacks, earthquake, severe weather conditions, terrorist attacks, vandalism and other similar unexpected adverse events. We also depend on various cloud providers and co-location datacenter providers which provide us environments, tools and applications on which we provide our products. Although we maintain insurance that we believe is appropriate for our business and industry, such coverage may not be sufficient to compensate for any significant losses that may occur as a result of any of these events. In addition, we have experienced systems outages and service interruptions in the past, none of which has had a material adverse effect on us. However, a prolonged system-wide outage or frequent outages for our infrastructure or our cloud providers’ infrastructure could cause harm to our customers and to our reputation and reduce the attractiveness of our services significantly, which could result in decreased demand for our products and services and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.

Changes in the tax legislation policies and regulations imposed by the jurisdictions in which we operate, the termination or reduction of certain government programs and tax benefits, or challenges by tax authorities of our tax positions could adversely affect our overall effective tax rate.

There can be no assurance that our effective tax rate of 15.9% for the year ended September 30, 2018 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Any changes in tax laws could have an adverse impact on our financial results.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s ‘multilateral convention’ to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s ‘Anti

Tax Avoidance’ Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In the wake of the BEPS project, it is generally expected that tax authorities in various jurisdictions in which we operate might increase their audit activity and might seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

In addition, following the screening by the EU Code of Conduct Group on Business Taxation (“COCG”) of third country jurisdictions to assess their compliance for tax purposes, Guernsey was found to be a co-operative jurisdiction. However, the COCG has requested that Guernsey, along with a number of other jurisdictions, take further steps to ensure that its tax system does not facilitate offshore structures which attract profits without real economic activity. Guernsey has issued a commitment to the EU to address these concerns by implementing legal substance requirements by the end of 2018 and is currently working with COCG in this regard. Draft substance legislation was published on 8 November 2018 and it is expected to apply to the Company.

Further, the recently enacted U.S. Tax Cuts and Jobs Act of 2017 (the Tax Act) significantly changed how corporations are taxed in the United States. The application of the Tax Act is subject to certain uncertainties. The Tax Act includes certain provisions that may increase our overall tax liabilities. Certain provisions of the Tax Act apply to us from fiscal year 2018, while other provisions of the Tax Act will start to apply to us from our fiscal year 2019. We are implementing certain steps to optimize our global tax structure, but there can be no assurance that our global tax liabilities would not increase as a result of the Tax Act. In addition, due to the uncertainty involved in applying certain provisions of the Tax Act to our group, we made reasonable estimates for the future effects on our financial statements for our fiscal year 2019. The U.S. Treasury Department, the Internal Revenue Service and other standards-setting bodies may issue guidance on how the provisions of the Tax Act will be applied that is different from our interpretation. The Tax Act requires complex computations not previously required or produced, and significant judgments and assumptions in the interpretation of the law were made in producing our provisional estimates. As we continue our analyses, and interpret any additional guidance, we may adjust the provisional amounts we have recorded, and those adjustments may materially impact our provision for income taxes in the period in which the adjustments are made.

The market price of our ordinary shares has and may continue to fluctuate widely.

The market price of our ordinary shares has from time to time fluctuated widely and may continue to do so. Many factors could cause the market price of our ordinary shares to rise and fall, including:

•	market conditions in the industry and the economy as a whole,

•	variations in our quarterly operating results,

•	changes in our backlog levels,

•	announcements of technological innovations by us or our competitors,

•	announcements by any of our key customers,

•	introductions of new products and services or new pricing policies by us or our competitors,

•	trends in the communications, media or software industries, including industry consolidation,

•	acquisitions or strategic alliances by us or others in our industry,

•	changes in estimates of our performance or recommendations by financial analysts,

•	changes in our shareholder base, and

•	political developments in the Middle East or other areas of the world.

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

Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in Canada, Cyprus, India, Ireland, Israel, Switzerland, the United Kingdom and the United States. Please see Exhibit 8 to this Annual Report on Form 20-F for a listing of our significant subsidiaries.

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and other digital offerings, software design and development and the media and entertainment domain. In January 2016, we acquired cVidya Networks, Inc., a vendor of revenue assurance and fraud management solutions, which adds to our capabilities in the area of revenue guard and fraud management. Additionally, in September 2016, we acquired Vindicia, Inc., a software-as-a-service subscription management and payment solution provider, BriteBill Group Limited, a provider of personalized digital interactive billing services and Pontis, Inc., a provider of contextual digital engagement solutions, enabling us to expand our digital offerings. In July 2017, we acquired Kenzan Media, LLC, a software engineering services company that provides customized, end-to-end solutions focusing on digital transformation, and platform-as-a-service and cloud native application development using DevOps and microservices. In November 2017, we acquired projekt202, a leader in experience-driven software design and development. In February 2018, we acquired Vubiquity, a leading provider of premium digital content services and technology solutions, in order to further expand our capabilities in the world of media and entertainment which is increasingly converging with our traditional domain of communications. Also in February 2018, we acquired UXP Systems, a leader in user lifecycle management, to enhance our capabilities around digital identity, user entitlements, personalization, and privacy, including consent management.

As the result of our organic growth and acquisitions, our workforce has increased over the last three years from an approximate average workforce of 22,751 in fiscal 2016 to 24,381 in fiscal 2018. In the past, our workforce has fluctuated with changes in business conditions.

Our principal capital expenditures for fiscal 2018 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $118 million and the development of our new campus in Israel for which we spent approximately $96 million. In 2017 and 2016, our principal capital expenditures have been for computer equipment in our operating facilities and development centers, for which we spent approximately $114 million and $111 million, respectively.

Business Overview

Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Our customers include some of the largest telecommunications companies in the world (including America Movil, AT&T, Bell Canada, Singtel, Sprint, Telefonica, Telstra, T-Mobile and Vodafone), as well as cable and satellite providers (including Altice USA, Charter, Comcast, J:COM, Rogers Communications and Sky), small to midsized communications businesses and mobile virtual network enablers/mobile virtual network operators and directory publishers and other providers of media and other services. Amdocs also has technology and distribution ties to more than 600 content creators to bring premium content to over 1,000 video distributors worldwide, including Verizon, Turner and Warner Bros.

Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers. These business imperatives include the need to grow revenue and deliver a superior user experience; entertain end users and leverage the digital ecosystem; enable the enterprise and connected society; evolve to a service-driven network, and drive agility and operational excellence. Our offerings are based on a product and services mix, using technologies and methodologies such as cloud, microservices, DevOps, open source, bimodal operations and increasing amounts of automation through standard information technology (IT) tools, REST APIs and artificial intelligence. As a result, our offerings enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data and content, support new business models and generally enhance their understanding of their customers. Our technology, design-led thinking approach and expertise help service providers to further transform into digital service providers, enhance their entertainment offerings, and serve their customers across all channels.

We are able to offer customers superior products and services on a worldwide basis, in large part because of our highly qualified and trained technical, engineering, sales, marketing, consulting, and management personnel. We combine deep industry knowledge and experience, advanced methodologies, industry best practices and pre-configured tools to help deliver consistent results and minimize our customers’ risks. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Based in significant part on the skills and knowledge of our workforce, we believe that we have developed a reputation for reliably delivering quality solutions.

We believe the demand for our solutions is driven by our clients continued transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital channels. It is also driven by the trend towards integrated service offerings which we believe is leading to increased merger and acquisition activity among our customers who then require systems consolidation, which we provide, to ensure a consistent customer experience at all touchpoints. Our solutions enable service providers to help their consumer and enterprise and business-to-business (B2B) customers navigate the increasing number of devices, services, partner services and plans available in today’s digital world and the need of service providers to cope with the rapidly growing demand for content and data that these devices and services create, as well as to compete with over-the-top (OTT)-focused players. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

In addition to the business value we provide to our customers, we also aim to create value for society: we believe we are a leading provider of sustainable products and services. For example, our network functions virtualization and orchestration solutions are designed to help service providers shift away from costly, space and energy-consuming hardware components, by delivering software-driven capabilities, while our mobile financial services solutions designed to help the unbanked and underbanked to manage their finances, transfer money, shop, buy and pay bills using just their phone. We also take consumer privacy and security seriously and have made it a priority to address the impact of our products and services on both, in order to meet consumer expectations, as well as regulatory demands.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States and have operations in North America, Europe, Israel, Latin America, Africa and the Asia-Pacific region.

Industry Background

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation, network virtualization, and consolidation within the industry will continue. This is due to service providers seeking to become full-service integrated carriers, providing their customers with a rich portfolio of offerings including core communications; media, advertising and entertainment; enterprise enablement; Internet of Things (IoT) and digital lifestyle services. The smartphone and associated communications and entertainment apps, other connected devices such as tablets, e-readers, wearables, and improvements in IoT technology continue to drive unprecedented growth in the demand for multi-modal customer engagement capabilities and data. In response to the demand for digital experiences, service providers are continuing to focus on providing digital services, as well as enriching their offerings with integrated partner services. Service providers are also preparing for the introduction of 5G, investing in their networks, and virtualizing them, to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services.

OTT-focused players and device manufacturers continue to penetrate the communications market and are also competing for customer attention in the entertainment market, while traditional content creators are looking to stream their content direct-to-consumer (D2C). Additionally, social networks such as Facebook and Twitter, alongside OTT-focused players such as Skype, Snapchat and WhatsApp, have become widely-accepted alternatives to traditional voice communications and are also providing video streaming services. To meet the challenges from new competitors, service providers are developing cooperative partnerships with OTT-focused players to improve the customer experience as well as vertically integrating with content creators. Pay TV providers are moving toward more OTT and on-demand video services in their need to respond to customers’ on-demand experience expectations. As the business-to-consumer (B2C) domain is crowded with disruptors and heightened competition from OTT players, service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide IoT services to new vertical market segments, such as the home, health and automotive industries.

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

Business Strategy

Our goal is to provide software and services solutions and support to communications and media companies of all sizes as they strive to deliver digital engagements and remain competitive. We seek to accomplish our goal by pursuing the strategies described below.

•

Focus on the Communications, Entertainment and Media Industry. We focus our resources and efforts primarily on providing customer experience solutions to service providers in the communications, entertainment and media industry. We consider our longstanding and continuing focus on this industry a competitive advantage. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive customer experience solutions required by the leading wireless, wireline, broadband, cable and satellite companies as well as provide targeted point solutions for service providers of all sizes. These strengths have enabled us to diversify our customer base and expand our offering domains and may continue to provide us with opportunities to expand within other vertical segment markets.

•

Target Industry Leaders. We intend to continue to direct our marketing efforts primarily toward communications and media industry leaders and contenders. By targeting such leading service providers, which require the most sophisticated and relevant solutions, we believe that we are better able to remain at the forefront of developments in the industry. We believe that the development of this customer base has helped position us as a market leader.

•

Continued Expansion into New Geographies and Emerging Markets. We seek to grow our customer base by expanding into new markets inside the regions we currently serve and serving the needs of service providers operating in emerging markets. While we have a strong presence overall in developed markets such as Europe, there are countries in which we believe we can further expand our presence. In fiscal 2018, for example, we succeeded in growing our activities in the Italian market, We are also expanding our presence in other geographies such as South Korea. In emerging markets, prepaid subscriber growth remains high and average revenue per user remains relatively low in comparison to more developed markets. In order to increase subscriber revenue, service providers are focusing on customer experience and on increasing capacity, particularly for data and content offerings, as key competitive differentiators. Our existing and prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus to customer experience and on increasing bandwidth and providing content helps to create the wide spectrum of emerging market service providers that require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience solutions.

•

Provide Customers with a Broad, Open, Deep Set of Modular Integrated Products. With amdocsONE, we seek to provide our customers with an open, broad, yet integrated, set of modular products to help them deliver a customer experience that is simple, personal and valuable at every point of service. We provide solutions across the business support systems (BSS), operational support systems (OSS) and network domains and multiple lines of business, including wireline, wireless, broadband, cable, satellite services and digital services. Integration of our systems is achieved through a central catalog leveraged by the BSS, OSS and network management layer, as well as with an open, API-first and microservices-based approach in our product portfolio to enable third-party integration. We believe that our ability to provide a broad, open, deep and integrated modular set of products helps position us as a strategic partner for our customers as they continue to transform into digital service providers and provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

•

Expand Our Managed Services Capabilities. We seek to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our mandate can extend across the service provider’s entire IT and network environment and encompass key business process operational needs. Our customers receive predictable service levels based on agreed-upon key performance indicators, as well as improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems, as well as an improved end-user experience, so they can focus on their own internal strengths and strategy to grow their business, leaving system concerns to us. Managed services also benefit us, as they can be a source of predictable revenue and long-term relationships.

•

Develop and Maintain Long-Term Customer Relationships. We seek to develop and maintain long-term, mutually beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to our customers’ needs. We believe these relationships can lead to additional product and services sales, as well as ongoing, long-term support, system enhancement, modernization and maintenance and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships and the recurring revenue that such relationships produce provide a competitive advantage for us.

amdocsONE

In the second quarter of fiscal 2018, we relaunched our business offerings, including the Amdocs customer experience solutions (CES) portfolio and Amdocs Optima, as amdocsONE. amdocsONE is designed to meet the challenges facing our customers as they transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. It enables modular expansion as a service provider evolves, ensuring low-cost and reduced-risk implementations, while its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevOps. With amdocsONE’s modular structure, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market.

As part of amdocsONE, we offer a comprehensive line of services designed to address every stage of a service provider’s lifecycle, from planning, delivery and implementation to ongoing support. Our services include managed services, testing (which we refer to as quality engineering), data and intelligence services, cloud enablement, digital business operations, autonomous network service assurance and advisory services. Using artificial intelligence and predictive analytics, as well as automation and machine learning, our managed services enable faster time to market for new services as well as the cost-effective management of existing offerings. Managed services provide multi-year, flexible and tailored managed services across all verticals, managing IT, business processes and applications services, including application development and maintenance, operations, IT and infrastructure hosting, cloud services and legacy modernization. Our professional services are designed to assist customers in the selection, implementation, operation, management, modernization and maintenance of their IT, network and content systems. As a lead systems integrator, we assume end-to-end responsibility to monitor, manage and deploy the overall development and integration activities of Amdocs and third-party vendors throughout the transformation lifecycle and business as usual state.

Meeting our Customers’ Business Imperatives

amdocsONE consists of a combination of software and services that address service providers’ business and operational needs. Our software and services solutions support the full span of the customer relationship.

The key service provider business imperatives addressed by amdocsONE are:

•

Consumer experience and monetization: Our modular solutions are designed to address service providers’ need to differentiate in a hyper-competitive consumer market, as disruptors continuously emerge, and consumer expectations are ever-changing. We support service providers in their goal to deliver a contextual and personalized engagement across all touchpoints of the omni-channel user journey. Our solutions are designed to enable a frictionless digital user relationship, boost new upsell opportunities and through proactive and contextual care further improve consumer loyalty and stickiness. Our 5G-ready, cloud-enabled monetization offerings help to quickly grow and modify the number of digital services offered, enabling service providers to launch new types of multi-play, multi-partner offers, with the necessary payment methods needed to capture new revenues. Our intelligence engine captures and processes every user interaction via an integrated and actionable 360-degree user profile and enables the feedback loop for service providers to boost the recommendation engine in an effort to expand share of the consumer wallet.

•

Media and digital services: Our solutions are designed to enable service providers to build rich, premium content offerings for their customers, accessing large libraries of premium licensed content, securely processed and distributed across any channel, device type or geography. Through content aggregation, localization and compliance management, metadata creation, encoding, distribution, asset management and delivery, our solutions help service providers and premium content owners monetize content through a variety of commercial models. Our solutions provide support for multi-platform viewing, which includes secure distribution across a diverse network of content providers to distributors worldwide, as well as monitoring and reporting. We also help our customers expand services in the hyper-connected world with solutions for consumer IoT, eSIM and digital lifestyle offerings.

•

Enterprise and connected society: These offerings allow service providers to leverage their B2B customer relationships and experience across the B2B customer journey. At the sales phase, our lead-to-order solution facilitates, secures and helps transform opportunity into an order. Once the customer order is placed, our zero-touch ordering and fulfillment solutions eliminate manual handling and order fallouts. When the order relates to connectivity, our solutions boost the time to activation – whether for traditional connectivity such as fiber, mobile such as eSIM, or new generation connectivity such as SD-WAN. Our NFV/SDN offering includes a large partner ecosystem of virtual network functions (VNFs) and provides upsell opportunities with services such as security, web filtering or vCPE. Our full business enablement suite for enterprise customers also includes functions such as white-label billing, settlement or partner management as well as a large portfolio of competencies to support migration to cloud native, microservices-based environments.

•

Service-driven networks: These offerings comprise standards-based software solutions to enable service lifecycle management in a hybrid physical and virtual network allowing service providers to automate network operations and simplify the introduction of NFV into existing and next generation networks, including 5G and edge-computing systems. Amdocs NFV powered by ONAP (the Linux Foundation’s Open Network Automation Platform) features software and services capabilities to orchestrate multi-vendor virtual network functions (VNFs) over virtual infrastructures and public clouds such as AWS and Azure, automating VNF onboarding to enable the design, testing and launching of new network services in weeks rather than months, and supporting a live view of services and resources. We also provide operational support systems for fixed line, broadband, wireless and cable TV networks. The offerings facilitate network operational processes, including network planning and rollout across multiple technologies such as fiber, small cell and LTE, essential for 5G readiness, service fulfillment and assurance, inventory management, order orchestration and activation of new services through automation. Our integrated suite of network optimization software and services is designed to help service providers plan, build, launch, manage and optimize their mobile networks. Vendor and technology agnostic, this offering affords service providers the analytics and services capabilities needed to maximize network investments, accelerate and automate the roll out and upgrade of network technologies, and optimize network performance and capacity.

•

Services and agile operations: Our solutions are designed to enable service providers to introduce intelligence and automation into their operations to accelerate innovation, agility and efficiency; optimize data for intelligence-driven analytics; effectively manage multi-dimensional, dynamic hybrid operations; embark on their cloud and IT modernization paths, and prevent revenue loss and reduce cyber security risks. Using open source, third–party solutions and Amdocs’ unique IP, including tools and methodologies around artificial intelligence, predictive analytics and machine learning, these services span both Amdocs products and third-party software and can be rapidly deployed through DevOps capabilities and are focused on delivering clear business value as well as reducing costs.

As part of amdocsONE, we also offer a broad suite of services designed to help address our customers’ business imperatives. From advisory services through solution development and business operations to managed services and training, the extent of services provided varies from customer to customer. Our services engagements can range in size and scope and include advising customers on business and technical strategy, designing and implementing particular business solutions, managing specific business operations processes, adopting DevOps and orchestrating large-scale transformation projects. In addition, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support, or to act as a lead systems integrator for post-production activities that may include interfaces with third-party and legacy systems. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support delivered and provide us with recurring revenue.

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

•

Managed Services — We seek to transform traditional managed services towards autonomous operations, while continuing to manage legacy systems. This includes rapid deployment of new services through DevOps capabilities, modernization of legacy systems, cloud and infrastructure services, while maintaining ongoing IT operations. Using open source, third–party solutions and Amdocs’ unique IP around artificial intelligence, predictive analytics and machine-to-machine learning, this suite of services spans both Amdocs products and third-party software.

•

Autonomous Network Service Assurance — We combine machine learning and artificial intelligence with operational models, policies and workflows to provide proactive, autonomous network remediation and notifications, reducing operational costs and improving the customer experience. This service integrates BSS, OSS, IT and network information to present service providers a customer-centric view of network events.

•

Digital Business Operations — We offer a suite of services for automating and digitalizing business operations, including order to activation and other business processes. These services combine domain-specific expertise and advanced technologies such as robotic process automation, predictive analytics, machine learning and technology with real-time, end-to-end visibility over any business process regardless of underlying silos. We aim to improve customer experience, decrease handling time, reduce OPEX and shorten time to introduce digital channels and new services.

•	Quality Engineering Services — We offer industry-specific quality assurance services, and a global presence, to help our customers reduce operational costs, enhance innovation and ensure the desired end-user experience, leveraging our advanced automation, intelligence and machine learning technologies.

•

Data & Intelligence Services — We offer advanced, insightful data and analytics services, powered by our IP around customer data and our logical data model. From strategy and consulting through optimizing and modernizing data ecosystems, our services deliver self-service business intelligence (BI) reporting, dashboards and efficient data monetization.

In addition, amdocsONE includes our mobile financial services offering, which enables service providers and financial institutions to serve financially underserved customer segments; revenue guard services designed to ensure faster, more accurate detection and resolution of revenue leakage, fraud and cyber fraud; the BriteBill multi-channel bill presentment platform focused on contextual and personalized customer engagements. We also provide advertising and media offerings for media publishers, TV networks, video streaming providers, advertising agencies and service providers.

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

•

API enabled. Leveraging domain-driven design to expose APIs across key applications and ensure consumption and interaction between applications is easily enabled. It exposes the Amdocs portfolio application programming interfaces to external systems, allowing our applications to integrate with each other and with third-party applications.

•	Cloud flexibility. Architected to run in public and on-premise cloud environments.

•

Microservices. Developing highly granular, lightweight distributed software architecture, shipped and delivered using containers and orchestrated using Kubernetes, the industry-leading cluster management for containers.

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

As a result of the strategic importance of our amdocsONE solutions to the operations of service providers, a number of constituencies within a customer’s organization are typically involved in purchasing decisions, including senior management, information systems personnel and user groups, such as the finance, customer service and marketing departments. We maintain sales offices in six continents.

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and system integrators that provide complementary products and services. We also have value-added reseller agreements with leading hardware and software vendors. Our sales and marketing activities also support projects with partner companies, such as Amazon Web Services, Microsoft, Redhat, Dell EMC and VMware, Adobe, Nokia, Juniper, Hewlett Packard Enterprise and IBM.

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

Our customers include service providers, such as:

20th Century Fox	Proximus
A1 Bulgaria	Reliance Communications
A1 Telekom Austria	Rogers Communications
Airtel	Rostelecom
Altice SFR	Safaricom
Altice USA	Sensis
America Movil	Singtel
Astro	Sky Italia
AT&T	Smart
AT&T Mexico	Sprint
Bell Canada	Sunrise Telecom
Botswana Telecommunications Corporation Limited	Telefónica Argentina
BT	Telefónica Brasil
Cable and Wireless	Telefónica Chile
Cellcom	Telefónica Peru
CenturyLink	Telefónica SA
Claro Brasil	Telia Sweden
Claro Chile	Telkom South Africa
Claro Dominican Republic	Telstra
Claro Puerto Rico	TELUS Communications
Comcast	Three Ireland (Hutchison) Limited
Deutsche Telekom	TIM
Dex Media	TIM Brasil
Dish Network	T-Mobile USA

EE	True Corporation
Elisa	Turner
EPIX (an MGM company)	UPC Broadband Holding B.V.
FarEasTone	US Cellular
Globe Telecom	UTS
J:COM	Veon
Kazakhtelecom	Verizon
Kcell	Virgin Media
KCOM	Vodafone Germany
KPN	Vodafone Hungary
KT Corporation	Vodafone Idea
Kyivstar	Vodafone Ireland
M1	Vodafone Italy
Magyar Telekom	Vodafone Romania
MTS	Vodafone Spain
NetCom	Vodafone UK
Oi	VodafoneZiggo
Optus	Warner Bros
PLDT	XL Axiata
Post Luxembourg

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 27% and 33% of our revenue in fiscal 2018 and 2017, respectively. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 66% of our revenue in fiscal 2018 and 71% in fiscal 2017. See “Risk Factors —Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers could harm our results of operations.”

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2018	2017	2016
North America	64.2%	65.9%	64.0%
Europe	14.4%	12.6	13.8
Rest of the World	21.4%	21.5	22.2

Competition

The market for customer experience solutions in the communications, cable, entertainment and media industry continues to become more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of our customers, as well as independent competitors or new entrants that may compete broadly with us or in limited segments of our market, and can be generally categorized as follows:

•	providers of BSS/OSS and customer relationship management (CRM)/digital systems, including CSG International, Oracle, Optiva, Salesforce, Pegasystems and SAP;

•

system integrators and providers of IT services, such as Accenture, Cognizant, DXC Technology, IBM Global Services, Infosys, Tata Consultancy Services, Tech Mahindra and Wipro (some of whom we also cooperate with in certain opportunities and projects);

•

network equipment providers such as, Ericsson, Huawei, Nokia Networks, and NEC and its subsidiary NetCracker (some of whom we also cooperate with in certain opportunities and projects and some of whom have also moved into the BSS/OSS space);

•

niche domain players, often start-up companies, who compete against particular parts of our portfolio, such as Matrixx, Openet in charging; Zuora, Aria, Stripe in subscription billing; Deluxe Entertainment and iNDemand in Media.

We expect the competition in our industry to increase from many of such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

•

applying our over 35-year heritage to the development and delivery of products and professional services that enable our customers to overcome their challenges and achieve service differentiation by providing a personalized and intelligent customer experience, shaping the quality of network experience and simplifying the complexity of the operating environment,

•	continuing to design and develop solutions targeted specifically to the communications, cable, entertainment and media industry,

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market,

•

providing high-availability, high-quality, reliable, scalable, integrated and modular applications, leveraging cloud technology, artificial intelligence and new software development and deployment options,

•	providing flexible and tailored IT and business process outsourcing solutions and delivery models, and

•	offering customers end-to-end accountability from a single vendor.

Employees

We invest significant resources in the training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background, business, management development and leadership. Our management development efforts are reinforced by an organizational structure that provides opportunities for talented managers to gain experience in general management roles. We also invest considerable resources in personnel motivation, including providing various incentive plans for sales staff and high-quality employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel and outstanding leaders. Moreover, we are committed to diversity and inclusion, believing a gender diverse, multi-cultural workforce spread across the globe provides strength and a competitive business advantage.

See “Directors, Senior Management and Employees — Workforce Personnel” for further details regarding our employees and our relationships with them.

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3.7 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India, Philippines, United Kingdom and Mexico. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of September 30, 2018:

Location	Area (Sq. Feet)
United States:
Champaign, IL	176,283
St. Louis, MO	70,881
Burbank, CA	56,005
Seattle, WA	55,396
Eldorado Hills, CA	40,867
Others	280,403

Total	679,835
Israel:
Ra’anana	917,795
Sderot	143,192
Nazareth	25,919
Others	29,870

Total	1,116,776
Canada:
Montreal	60,274
Toronto	44,470
Ottawa	40,422

Total	145,166
Cyprus (Limassol)	143,730
India:
Pune	940,420
Delhi	204,051
Mumbai	4,403

Total	1,148,874
Philippines	76,370
United Kingdom	75,896
Mexico	70,934
Other locations (27 countries)	219,739

Total	3,677,320

Our leases expire on various dates through 2026, not including various options to terminate or extend lease terms. In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that would be equally owned by the Company and Union for the purpose of acquiring land which the Company intends to use as the site for a new campus in Ra’anana, Israel that we believe will provide an advanced, optimal working environment that can meet the needs of Amdocs Israel and its employees, and support the Company’s future growth. The design for the new campus is in accordance with LEED requirements and includes advanced energy and water saving systems.

Equipment

We develop amdocsONE solutions over a system of UNIX, Linux and Windows servers owned or leased by us. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Syncsort, Red Hat, CA, IBM, Hewlett-Packard or others. Our data storage is based mainly on equipment from EMC, NetApp, IBM, Hitachi and Hewlett-Packard.

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

We develop, implement and manage software and services designed to meet the business imperatives of our customers. Our technology, design-led thinking approach and expertise help service providers to further transform into digital service providers, enhance their entertainment offerings, and serve their customers across all channels. amdocsONE, our latest set of industry-leading offerings and services, enables service providers to accelerate their continuous digital transformation.

In a global communications industry impacted by unprecedented growth in data demand, an increasing number of connected devices, improvement in IoT technologies, and the rising influence of device makers, social networks and OTT players that bypass traditional service providers, consumers expect immediate and constant connectivity to personalized services, information and applications. To capture new revenue streams, service providers are continuing to transform to become digital service providers, investing in their networks to meet the demand for increased bandwidth and are searching for ways to provide new services, particularly content. We seek to address these market forces through a strategy of innovation from the network and business support systems to the device and end user, leveraging cloud-native microservices technologies for high velocity time to market, and delivering in fast DevOps sprints, with full accountability, to control costs, bring optimal scope and drive agility. Our goal is to supply cost-effective, modular, scalable and open software products and services that provide functionality and flexibility to service providers as they and their markets grow and change.

In part, we have sought, through acquisitions, to expand our service offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions (including our fiscal 2017 acquisition of Kenzan and our fiscal 2018 acquisitions of projekt202, UXP Systems and Vubiquity), which, among other things, we believe will enable us to expand our digital offerings and technological expertise. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths.

amdocsONE

Our amdocsONE offering consists of software and services that address service providers’ business and operational needs. Its open, modular and integrated solution set introduces a rich group of capabilities built on cloud-native, microservices and machine learning technologies, and is delivered based on modern DevOps practices. amdocsONE is designed to meet the business imperatives of our customers who are transforming into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. Its solutions help service providers to grow revenue and deliver a superior user experience; entertain end users and leverage the digital ecosystem; enable the enterprise and connected society; evolve to a service-driven network, as well as provide our customers with services to drive agile operations.

Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include advisory services, managed services, autonomous network service assurance, digital business operations, quality engineering services, and data and intelligence services. Our managed services provide multi-year, flexible and tailored business processes and applications services, including application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, entertainment and media industry. In fiscal 2018, customers in North America accounted for 64.2% of our revenue, while customers in Europe and the rest of the world accounted for 14.4% and 21.4%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States. Historically, AT&T has been our largest customer, accounting for 27% and 33% of our revenue in fiscal 2018 and 2017, respectively. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 66% of our revenue in fiscal 2018 and 71% in fiscal 2017. We believe that demand for our solutions is primarily driven by the following key factors:

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

•	network evolution in order to support growing technology needs associated with Internet of Things (IoT), autonomous vehicles and augmented and virtual reality,

•	new communications technologies such as 5G wireless technology, long range (LoRa), Narrowband IoT (NB-IOT, network functions virtualization (NFV), network automation and edge computing,

•	emerging initiatives like artificial intelligence, including machine learning (ML) and natural language processing (NLP), and blockchain.

•	Customer focus, such as:

•	the need for service providers to personalize the customer’s experience and provide contextual and personalized engagements at all points in their omni-channel customer journey,

•	increasing customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device, and

•	the ever-increasing expectations for service and support, including proactive multi-modal customer care and commerce.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating, introducing artificial intelligence, and integrating business processes that span service providers’ BSS/OSS and network solutions,

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS to introduce new services in a timely and cost-effective manner.

In fiscal 2018, our total revenue was $3.97 billion, of which $3.93 billion, or 98.9%, was attributable to the sale of amdocsONE. Revenue from managed services arrangements (for amdocsONE and entertainment and media directory systems) is a significant part of our business generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $2.05 billion and $2.01 billion of revenue in fiscal 2018 and 2017, respectively. In managed services contracts revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Research and Development, Patents and Licenses

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and media markets and to provide new and enhanced functionality to our existing product offerings. We leverage leading-edge development technologies and associated technologies, for example, DevOps, Continuous Integration/Continuous Development (CI/CD) and Agile, to ensure we are able to develop and deliver our solutions efficiently and cost-effectively.

Substantially all of our research and development expenditures are directed at our solutions. In recent years, we have also invested our research and development efforts in network control, optimization and orchestration and network functions virtualization technologies; applications to enable service providers to deploy and monetize technologies such as fiber, LTE, small cells and Wi-Fi; big data analytics and intelligence capabilities leveraging natural language processing and artificial intelligence toward consumer and business satisfaction, marketing effectiveness and network operations and experience; increased focused for the business segment, digital, commerce and entertainment domains, and on foundational technologies including microservices and cloud infrastructure readiness. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Our products are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. In recent years, we have invested in adopting open source components in an effort to reduce total cost of ownership for our customers, but our software and software systems remain the results of long, robust and intensive development processes. Although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products continue to make use of software components licensed from third parties. As a developer of complex software systems, third parties may claim that portions of our systems infringe their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have taken, and intend to continue to take, several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights and non-disclosure agreements. We enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information; and we also limit customer access to the source code of our software and software systems.

Operating Results

The following table sets forth for the fiscal years ended September 30, 2018, 2017 and 2016, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Year Ended September 30,
	2018	2017	2016
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	65.3	64.8	64.8
Research and development	7.0	6.7	6.8
Selling, general and administrative	12.1	12.2	12.5
Amortization of purchased intangible assets and other	2.7	2.9	2.9
Non-recurring charges	2.1	—	—

	89.2	86.6	87.0

Operating income	10.8	13.4	13.0
Interest and other (expense) income, net	(0.2)	(0.1)	0.0

Income before income taxes	10.6	13.3	13.0
Income taxes	1.7	2.0	2.0

Net income	8.9%	11.3%	11.0%

Fiscal Years Ended September 30, 2018 and 2017

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2018, compared to the fiscal year ended September 30, 2017. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2018	2017	Amount	%
	(In thousands)
Revenue	$3,974,837	$3,867,155	$107,682	2.8%
Operating expenses:
Cost of revenue	2,595,276	2,507,656	87,620	3.5
Research and development	276,615	259,097	17,518	6.8
Selling, general and administrative	481,093	472,778	8,315	1.8
Amortization of purchased intangible assets and other	108,489	110,291	(1,802)	(1.6)
Non-recurring charges	85,057	—	85,057	100

	3,546,530	3,349,822	196,708	5.9

Operating income	428,307	517,333	(89,026)	(17.2)
Interest and other (expense) income, net	(6,766)	(4,421)	(2,345)	53.0

Income before income taxes	421,541	512,912	(91,371)	(17.8)
Income taxes	67,145	76,086	(8,941)	(11.8)

Net income	$354,396	$436,826	$(82,430)	(18.9)%

Revenue. Revenue increased by $107.7 million, or 2.8%, to $3,974.8 million in fiscal year 2018, from $3,867.2 million in fiscal year 2017. The majority of increase in revenue, which was net of a revenue decrease from the sale of directory systems, was attributable to increased activity in Europe, and to a lesser extent in the rest of the world. The 2.8% increase in revenue, was positively affected by activity related to acquisitions in fiscal year 2018, as well as approximately half percent from foreign exchange fluctuations.

Revenue attributable to the sale of amdocsONE increased by $121.0 million, or 3.2%, to $3,930.1 million in fiscal year 2018, from $3,809.1 million in fiscal year 2017. The majority of increase in revenue was attributable to increased activity in Europe, and to a lesser extent in the rest of the world. Revenue resulting from the sale of amdocsONE represented 98.9% and 98.5% of our total revenue in fiscal years 2018 and 2017, respectively.

Revenue attributable to the sale of directory systems decreased by $13.4 million, or 23.1%, to $44.7 million in fiscal year 2018, from $58.1 million in fiscal year 2017. This decrease was primarily attributable to continued slowness in the directory systems market and we anticipate revenue from the sale of directory systems will continue to decline in fiscal year 2019. Revenue from the sale of directory systems represented 1.1% and 1.5% of our total revenue in fiscal years 2018 and 2017, respectively.

In fiscal year 2018, revenue from customers in North America, Europe and the rest of the world accounted for 64.2%, 14.4% and 21.4%, respectively, of total revenue, compared to 65.9%, 12.6% and 21.5%, respectively, in fiscal year 2017. Revenue from customers in North America slightly increased in fiscal year 2018, while total revenue increased at a higher rate, which resulted in a decrease of revenue from customers in North America as a percentage of total revenue. The decrease in the percentage of revenue from customers in North America was primarily attributable to lower activity with AT&T. The decrease was partially offset by higher revenue from other key customers in North America as we support the continuous digital transformation of the region’s communications, Pay TV and media companies and by activities related to fiscal year 2018 acquisitions. The increase in revenue from customers in Europe was primarily attributable to higher revenue from development and modernization activities, while we expand our presence in this region, as well as to positive foreign exchange fluctuations.

Revenue from customers in the rest of the world increased in fiscal year 2018, while total revenue increased at a higher rate, which resulted in similar level of revenue from customers in the rest of the world as a percentage of total revenue. The increase in revenue from customers in the rest of the world was driven by increased activity in Asia-Pacific as a result of our progress with new and existing customers which was partially offset by lower revenue from other regions within the rest of the world.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $87.6 million, or 3.5%, to $2,595.3 million in fiscal year 2018, from $2,507.7 million in fiscal year 2017. As a percentage of revenue, cost of revenue increased to 65.3% in fiscal year 2018 from 64.8% in fiscal year 2017. The decrease in the gross margin in fiscal year 2018 compared to fiscal year 2017 was primarily attributable to a loss resulting from changes in certain acquisition-related liabilities measured at fair value recognized in fiscal year 2018 as well as to an opposite effect in fiscal year 2017 of a gain resulting from changes in certain acquisition-related liabilities measured at fair value recognized.

Excluding the changes in certain acquisition-related liabilities measured at fair value mentioned above, we were able to maintain our gross margin in fiscal year 2018.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $17.5 million, or 6.8%, to $276.6 million in fiscal year 2018, from $259.1 million in fiscal year 2017. Research and development expense increased as a percentage of revenue from 6.7% in fiscal year 2017, to 7.0% in fiscal year 2018. We continue to expand our digital offering as well as our media offering, invest in our network related innovation and in developing cloud native offering. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $8.3 million, or 1.8%, to $481.1 million in fiscal year 2018, from $472.8 million in fiscal year 2017. Selling, general and administrative expense decreased as a percentage of revenue from 12.2% in fiscal year 2017, to 12.1% in fiscal year 2018. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other decreased by $1.8 million, or 1.6%, to $108.5 million in fiscal year 2018, from $110.3 million in fiscal year 2017. The decrease in amortization of purchased intangible assets and other was primarily attributable to a decrease in amortization caused by fully amortized intangible assets partially offset by increase of amortization of intangible assets due to the acquisitions completed in fiscal year 2018.

Non-recurring Charges. Non-recurring charges for fiscal year 2018 were $85.1 million, while there were no such charges in the fiscal year 2017. The Non-recurring charges include a loss incurred to settle a long-running legal dispute and restructuring charges which were primarily associated with recently completed acquisitions and internal business realignment actions in North America. Please see Note 10 and Note 16 to our consolidated financial statements.

Operating Income. Operating income decreased by $89.0 million, or 17.2%, to $428.3 million in fiscal year 2018, from $517.3 million in fiscal year 2017. Operating income decreased as a percentage of revenue, from 13.4% in fiscal year 2017 to 10.8% in fiscal year 2018. The decrease in operating income as a percentage of revenue was attributable mainly to operating expenses, particularly to non-recurring charges recognized in fiscal year 2018. Negative foreign exchange impacts on our operating income which resulted from negative impact on our operating expenses, were partially offset by positive foreign exchange impacts on our revenue.

Interest and Other (Expense) Income, Net. Interest and other (expense) income, net, changed from a net loss of $4.4 million in fiscal year 2017 to a net loss of $6.8 million in fiscal year 2018. This change in interest and other (expense) income, net, was primarily attributable to foreign exchange impacts.

Income Taxes. Income taxes for fiscal year 2018 were $67.1 million on pre-tax income of $421.5 million, resulting in an effective tax rate of 15.9%, compared to 14.8% in fiscal year 2017. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 11 to our consolidated financial statements.

Net Income. Net income decreased by $82.4 million, or 18.9%, to $354.4 million in fiscal year 2018, from $436.8 million in fiscal year 2017. The decrease in net income was primarily attributable to non-recurring charges recognized in fiscal year 2018.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.49, or 16.6%, to $2.47 in fiscal year 2018, from $2.96 in fiscal year 2017. The decrease in diluted earnings per share was primarily attributable to non-recurring charges, partially offset by the decrease in the diluted weighted average number of shares outstanding, which resulted from share repurchases. Please see also Note 20 to our consolidated financial statements.

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

Revenue attributable to the sale of amdocsONE increased by $179.4 million, or 4.9%, to $3,809.1 million in fiscal year 2017, from $3,629.7 million in fiscal year 2016. The increase in revenue was primarily attributable to increased activity in North America and was also positively affected by activities related to Vindicia, Brite:Bill and Pontis, which we acquired in September 2016. Revenue resulting from the sale of amdocsONE represented 98.5% and 97.6% of our total revenue in fiscal years 2017 and 2016, respectively.

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

Diluted Earnings Per Share. Diluted earnings per share increased by $0.25, or 9.2%, to $2.96 in fiscal year 2017, from $2.71 in fiscal year 2016. The increase in diluted earnings per share was primarily attributable to the increase in net income, and, to a lesser extent, the decrease in the diluted weighted average number of shares outstanding, which resulted from share repurchases. Please see also Note 20 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $519.2 million as of September 30, 2018, compared to $979.6 million as of September 30, 2017. The decrease during fiscal year 2018 was mainly attributable to $419.2 million used to repurchase our ordinary shares, $355.1 net cash paid for acquisitions, $231.1 million for capital expenditures, net, $134.3 million of cash dividend payments, partially offset by $557.2 million in cash flow from operations, $81.3 million of proceeds from stock option exercises and $47.0 million investment by noncontrolling interest, net. Net cash provided by operating activities amounted to $557.2 million and $636.1 million in fiscal years 2018 and 2017, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next fiscal year.

As a general long-term guideline, we expect to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions, with the majority returned to our shareholders through share repurchases and dividends. In fiscal year 2019, we plan to return to shareholders the majority of our normalized free cash flow before the capital expenditures associated with the multiyear development of our new campus in Israel and a payment related to the settlement of the legal dispute, subject to factors such as mergers and acquisitions, financial markets and prevailing industry conditions, (see also Note 2 and Note 16 to our consolidated financial statements) through our ongoing share repurchase and dividend program. While having this plan in mind, our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of bank deposits, corporate bonds, money market funds, U.S. government treasuries, and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal years 2018 and 2017 we did not recognize credit losses. Please see Notes 4 and 5 to our consolidated financial statements.

Revolving Credit Facility, Letters of Credit and Guarantees. In 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. In December 2014 and in December 2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on our credit rating. In March 2017, we borrowed an aggregate of $200.0 million under the facility and repaid it in April 2017. In March 2018, we borrowed an aggregate of $120.0 million under the facility and repaid it in April 2018. As of September 30, 2018, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of September 30, 2018, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $53.9 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

Acquisitions. During fiscal year 2018, we acquired three technology companies to expand our digital and media offering: Vubiquity, projekt202 and UXP Systems (“UXP”), for the aggregate purchase price of $355.1 million in cash.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $231.1 million in fiscal year 2018. Our fiscal year 2018 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Regarding our expected investment in our new campus in Israel, please see Note 2 to our consolidated financial statements.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. Our Board of Directors adopted a share repurchase plan, on February 2, 2016, which authorized the repurchase of up to $750.0 million of our outstanding ordinary shares with no expiration date. On November 8, 2017, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. In April 2018, we completed the repurchase of the remaining authorized amount of ordinary shares under the February, 2016 plan and began executing repurchases under the November 2017 plan. In fiscal year 2018, we repurchased approximately 6.3 million ordinary shares at an average price of $66.14 per share (excluding broker and transaction fees). The November 2017 plan permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. As of September 30, 2018, we had remaining authority to repurchase up to $637.1 million of our outstanding ordinary shares under the November 2017 plan.

Cash Dividends. Our Board of Directors declared the following dividends during fiscal years 2018, 2017 and 2016:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date

July 31, 2018	$0.250	September 28, 2018	$35.0	October 19, 2018
May 10, 2018	$0.250	June 29, 2018	$35.4	July 20, 2018
January 30, 2018	$0.250	March 30, 2018	$35.6	April 20, 2018
November 8, 2017	$0.220	December 29, 2017	$31.6	January 19, 2018

August 2, 2017	$0.220	September 29, 2017	$31.7	October 23, 2017
May 9, 2017	$0.220	June 30, 2017	$32.0	July 14, 2017
February 1, 2017	$0.220	March 31, 2017	$32.2	April 14, 2017
November 8, 2016	$0.195	December 30, 2016	$28.6	January 13, 2017

July 26, 2016	$0.195	September 30, 2016	$28.7	October 21, 2016
May 4, 2016	$0.195	June 30, 2016	$28.8	July 15, 2016
February 2, 2016	$0.195	March 31, 2016	$29.2	April 15, 2016
November 10, 2015	$0.170	December 31, 2015	$25.6	January 15, 2016

On November 8, 2018, our Board of Directors approved a quarterly dividend payment of $0.25 per share, and set December 31, 2018 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 18, 2019. On November 8, 2018, our Board of Directors also approved, subject to shareholder approval at the January 2019 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.285 per share, anticipated to be paid in April 2019.

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

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2018, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Pension funding	$13.4	$1.3	$4.1	$2.7	$5.3
Purchase obligations	87.1	43.8	42.5	0.8	—
Non-cancelable operating leases	293.9	75.2	174.6	33.1	11.0

Total	$394.4	$120.3	$221.2	$36.6	$16.3

As discussed in Note 2 to our consolidated financial statements, we purchased specific land to use as the future site of the new campus in Ra’anana, Israel and we are obligated to construct the campus. The total net investment we expect to make in connection with the construction of the new campus is estimated to be approximately $350 million over a period of four years, starting with fiscal year 2018, of which approximately $50 million was incurred in fiscal year 2018 and $50 million expected to be incurred in fiscal year 2019. Due to the difficulty in determining the other timing of the net investment in the coming years, these obligations are not included in the above table. Please see Note 2 to our consolidated financial statements.

The total amount of unrecognized tax benefits for uncertain tax positions was $187.6 million as of September 30, 2018. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

Deferred Tax Asset Valuation Allowance

As of September 30, 2018, we had deferred tax assets of $112.7 million, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses. These deferred tax assets derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, see Note 11.

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

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these projects, using the percentage of completion method of accounting. Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from sales of hardware that functions together with the software licenses to provide the essential functionality of the product and that includes significant customization, modification, implementation and integration, is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced, volume of data processed or subscriber count, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of implementation and integration projects under the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates exceed revenue in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

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

Revenue from third-party hardware and software sales is recorded at a gross or net amount according to certain indicators. In certain arrangements, we may earn revenue from other third-party services which is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

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

Although we believe the assumptions and estimates of fair value we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain and subject to refinement. Critical estimates in valuing certain assets acquired and liabilities assumed include but are not limited to: future expected cash flows from license and service sales, maintenance, customer contracts and acquired developed technologies, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed and the acquired company’s brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill, if the changes are related to conditions that existed at the time of the acquisition. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments, based on events that occurred subsequent to the acquisition date, are recorded in our consolidated statements of income.

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

We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2018, 2017 or 2016.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized, and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal years 2018, 2017 or 2016.

Derivative and Hedge Accounting

During fiscal years 2018, 2017 and 2016, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive (loss) income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. As of December 3, 2018, our directors and officers were as follows:

Name	Age	Position
Robert A. Minicucci(1)(2)	66	Chairman of the Board
Adrian Gardner(1)	56	Director and Chairman of the Audit Committee
John T. McLennan(2)	73	Director and Chairman of the Management Resources and Compensation Committee
Zohar Zisapel(4)	69	Director and Chairman of the Technology and Innovation Committee
Julian A. Brodsky(3)	85	Director
James S. Kahan(3)	71	Director and Chairman of the Nominating and Corporate Governance Committee
Richard T.C. LeFave(1)(2)(4)	66	Director
Giora Yaron(4)	70	Director
Ariane de Rothschild(3)	53	Director
Rafael de la Vega	67	Director
Eli Gelman(4)	60	Director
Shuky Sheffer	58	President and Chief Executive Officer
Tamar Rapaport-Dagim	47	Chief Financial Officer and Chief Operating Officer
Rajat Raheja	49	Division President, Amdocs Development Center India Pvt. Ltd.
Matthew Smith	46	Secretary; Head of Investor Relations

(1)	Member of the Audit Committee
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

James S. Kahan has been a director of Amdocs since 1998. From 1983 until his retirement in 2007, he worked at SBC, which is now AT&T, and served as a Senior Executive Vice President from 1992 until 2007. AT&T is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp. Mr. Kahan also serves on the Board of Directors of Live Nation Entertainment, Inc., a publicly-traded live music and ticketing entity, as well as one private company. Mr. Kahan’s long service at SBC and AT&T, as well as his management and financial experience at several public and private companies, have provided him with extensive knowledge of the telecommunications industry, particularly with respect to corporate development, mergers and acquisitions and business integration.

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

Baroness Ariane de Rothschild has been a director of Amdocs since January 2018. Since January 2015, she has served as the Chairwoman of the Executive Committee of Edmond de Rothschild Group. Since 2009,

Baroness de Rothschild has served as the vice-president of Edmond de Rothschild Group’s supervisory board and has also served as the vice-president of the Edmond de Rothschild Holding SA since 1999. Baroness de Rothschild now holds various board positions across Holding Benjamin & Edmond de Rothschild Pregny, Compagnie Benjamin de Rothschild Conseil S.A., Siaci Saint-Honoré Insurance Broker, and Barons and Baronne Associés. We believe Baroness de Rothschild’s qualifications to sit on our Board of Directors include her strong financial and banking expertise and her international business experience.

Rafael de la Vega has been a director of Amdocs since January 2018. Since 2017, he has served as the Chairman and Founder of the De La Vega Group, a consultancy and advisory services firm. From February 2016 to December 2016, Mr. de la Vega served as the Vice Chairman of AT&T Inc. and CEO of Business Solutions & International. From 2014 to 2016 Mr. de la Vega served as President and CEO of AT&T Mobile and Business Solutions and from 2007 to 2014 he served as the President and CEO of AT&T Mobility. Mr. de la Vega also held various positions at several telecommunications companies, including Cingular Wireless and Bell South Latin America. During his time at Cingular Wireless, he was responsible for the integration of AT&T Wireless and Cingular Wireless. He also serves on the boards of American Express Company and New York Life Insurance Company. He served on the Executive Committee of the Boy Scouts of America until May 2018 and served as Chairman of the 2017 Boy Scouts Jamboree. He is the former Chairman of Junior Achievement Worldwide and continues to serve on its board of directors. In June of 2018, Mr. de la Vega joined as the Vice Chairman of the Board of Directors of Ubicquia LLC. In September of 2018 he joined the Board of Advisors of RapidSOS. Mr. de la Vega also recently joined Forté Ventures as a Limited Partner. We believe Mr. de la Vega’s qualifications to sit on our Board of Directors includes his extensive experience and leadership in the telecommunications industry.

Eli Gelman has been a director of Amdocs since 2002. Mr. Gelman served as our President and Chief Executive Officer from 2010 to September 30, 2018. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer and President and Chief Executive Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

Shuky Sheffer has been our President and Chief Executive Officer since October 1, 2018. Mr. Sheffer previously served as Senior Vice President and President of the Global Business Group from October 2013 to September 30, 2018. Mr. Sheffer served as Chief Executive Officer of Retalix Ltd., a global software company, from 2009 until its acquisition by NCR Corporation in 2013. Following the acquisition, he served as a General Manager of Retalix through September 2013. From 1986 to 2009, Mr. Sheffer served at various managerial positions at Amdocs, most recently as President of the Emerging Markets Divisions.

Tamar Rapaport-Dagim has been our Chief Financial Officer since 2007, and our Chief Operating Officer since October 1, 2018. Ms. Rapaport-Dagim served as our Vice President of Finance from 2004 until 2007. Prior to joining Amdocs, from 2000 to 2004, Ms. Rapaport-Dagim was the Chief Financial Officer of Emblaze, a provider of multimedia solutions over wireless and IP networks. She has also served as controller of Teledata Networks (formerly a subsidiary of ADC Telecommunications) and has held various finance management positions in public accounting.

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

Compensation

During fiscal 2018, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $80,000. Each member of our Audit Committee who is a Non- Employee Director and who is not the chairman of such committee received an annual cash payment of $25,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $15,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $10,000. The Chairman of our Audit Committee received an annual cash payment of $35,000 and the Chairman of our Management Resources and Compensation Committee received an annual cash payment of $25,000. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $20,000. Each Non-Employee Director received an annual grant of restricted shares at a total value of $245,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. All restricted share awards to our Non-Employee Directors are fully vested upon grant. Beginning in fiscal 2019, these grants will vest quarterly. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. Cash compensation paid to our Non-Employee Directors is prorated for partial year service.

A total of 17 persons who served either as directors or officers of Amdocs during all or part of fiscal 2018 received remuneration from Amdocs. The aggregate remuneration paid or accrued by us to such persons in fiscal 2018 was approximately $7 million, compared to $6.9 million in each of fiscal 2017 and fiscal 2016, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2018, we granted to such persons options to purchase an aggregate of 115,817 ordinary shares at a weighted average price of $62.60 per share with vesting generally over four-year terms and expiring ten years from the date of grant, and an aggregate of 86,085 restricted shares typically subject to three to four-year vesting and often times, achievement of certain performance thresholds, and in the case of our directors, no vesting restrictions. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices

Eleven directors currently serve on our Board of Directors, all of whom were elected at our annual meeting of shareholders on January 26, 2018. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. In August 2017, the Board of Directors established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be renewed annually for it to stay in effect. Julian A. Brodsky was granted a waiver to continue as director past the age of 73 years for an additional year in light of Mr. Brodsky’s vast experience in the Multiple System Operators (“MSO”) market which is in the midst of a major modernization cycle.

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

The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. The current members of our Audit Committee are Messrs. Gardner (Chair), LeFave and Minicucci, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of Nasdaq. The Audit Committee written charter is available on our website at www.amdocs.com.

The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors. The current members of the Nominating and Corporate Governance Committee are Messrs. Kahan (Chair), Brodsky and Baroness de Rothschild, all of whom are independent directors, as required by the Nasdaq listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

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

The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Messrs. Zisapel (Chair), Gelman, LeFave and Dr. Yaron.

Our non-employee directors receive no compensation from us, except in connection with their membership on the Board of Directors and its committees as described above regarding Non-Employee Directors under “— Compensation.”

Workforce Personnel

The following table presents the approximate average number of our workforce at each of the fiscal years indicated, by function and by geographical location (in each of which we operate at multiple sites):

	fiscal year,
	2018	2017	2016
Software and Information Technology, Sales and Marketing
Americas	5,598	5,606	5,398
EMEA	6,306	6,408	6,232
APAC	10,851	10,650	9,575

	22,755	22,664	21,205
Management and Administration	1,626	1,573	1,546

Total Workforce(1)	24,381	24,237	22,751

(1)	Total workforce numbers for fiscal years 2017 and 2016 restated to reflect the average number of our workforce.

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

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of December 3, 2018, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 2,104,041 shares. As of December 3, 2018, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

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

The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2018, of the 67,550,000 ordinary shares available for issuance under the Equity Incentive Plan, 54,302,894 ordinary shares had been issued as a result of option exercises and restricted share issuances. As of September 30, 2018, 6,722,073 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards dominated in stock units. As of December 3, 2018, there were outstanding options to purchase an aggregate of 6,939,385 ordinary shares at exercise prices ranging from $16.92 to $68.40 per share and 106,216 shares are subject to outstanding restricted stock units.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 3, 2018 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 139,575,585 ordinary shares outstanding as of December 3, 2018, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 3, 2018. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	16,167,614	11.58%
Janus Henderson Group plc (2)	7,545,647	5.41%
All directors and officers as a group (15 persons)(3)	2,104,041	1.50%

(1)

Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 13, 2018, as of December 29, 2017, FMR had sole power to vote or direct the vote over 1,227,489 shares and sole power to dispose or direct the disposition of 16,167,614 shares. Edward C. Johnson 3d is a Director and the Chairman of FMR and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(2)

Based on a Schedule 13G/A filed by Janus Henderson Group plc, or Janus Henderson, with the SEC on February 12, 2018, as of December 31, 2017, Janus had an indirect 97.11% ownership stake in IntechInvestment Management LLC (“Intech”) and a 100% ownership stake in Janus Capital Management LLC (“Janus Capital”), Perkins Investment Management LLC (“Perkins”), Geneva Capital Management LLC (“Geneva”), Henderson Global Investors Limited (“HGIL”), Janus Henderson Investors Australia Institutional Funds Management Limited (“HGIAIFML”) and Henderson Global Investors North America Inc. (“HGINA”), (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 7,383,458 shares or 5.1% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Intech may be deemed to be the beneficial owner of 142,920 shares or 0.1% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, Intech does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, HGINA may be deemed to be the beneficial owner of 12,256 shares or 0.0% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, HGINA does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, HGIL may be deemed to be the beneficial owner of 7,023 shares or 0.0% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, HGIL does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Henderson is 201 Bishopsgate EC2M 3AE, United Kingdom.
(3)

Includes options held by such directors and executive officers that are exercisable within 60 days after December 3, 2018. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

As of December 3, 2018, our ordinary shares were held by 1,670 record holders. Based on a review of the information provided to us by our transfer agent, 775 record holders, holding approximately 77% of our outstanding ordinary shares held of record, were residents of the United States.

Related Party Transactions

Zohar Zisapel, a member of our board of directors, is a member of the board of directors and a significant shareholder of Radcom Ltd (“Radcom”). In 2015, certain of our subsidiaries entered into a number of contracts with Radcom for it to act as a subcontractor for us and/or a value added reseller. In addition, in the ordinary course of business we purchase certain products from other entities in which Mr. Zisapel has an interest. In fiscal 2018, our aggregate payments with respect to all these transactions were substantially less than 1% of our total operating expenses.

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

Since 2014, we have been defending a lawsuit against certain of our subsidiaries in the U.S. District Court in Oregon alleging breach of contract and trade secret misappropriation. According to the suit, we improperly utilized information received in connection with our electronic payment processing solution, which is one of several components of our mobile financial services offerings. During fiscal year 2016, the District Court denied our motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings continued. The District Court scheduled a tentative jury trial date for late October 2018. We filed a motion for summary judgment with the District Court during fiscal year 2018 and the District Court partially granted the motion with respect to two trade secrets. In October 2018, while continuing to deny the plaintiff’s allegations, we entered into a settlement agreement with the plaintiff, which included a $50 million settlement payment by us, in consideration for a mutual release of each party and its respective customers with no admission of liability or fault. As a result of the settlement, the lawsuit was dismissed with prejudice on November 13, 2018. In addition to the settlement amount of $50 million, we also accrued legal fees and other associated costs of $5 million.

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

	High	Low
Fiscal Year Ended September 30,
2014	$48.99	$36.39
2015	$61.46	$44.06
2016	$61.33	$50.06
2017	$67.98	$54.91
2018	$71.72	$61.00
Quarter
Fiscal 2017:
First Quarter	$61.11	$54.91
Second Quarter	$62.65	$56.10
Third Quarter	$66.48	$60.30
Fourth Quarter	$67.98	$62.13
Fiscal 2018:
First Quarter	$66.99	$61.00
Second Quarter	$71.72	$62.56
Third Quarter	$70.31	$65.00
Fourth Quarter	$69.16	$63.04
Fiscal 2019:
First Quarter (through November 30, 2018)	$67.57	$60.50
Most Recent Six Months
June 2018	$70.31	$65.79
July 2018	$69.16	$65.58
August 2018	$68.99	$63.04
September 2018	$66.87	$64.25
October 2018	$66.41	$60.50
November 2018	$67.57	$62.32

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

The Board of Directors is authorized to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares without further shareholder approval. As of September 30, 2018, 140,176,828 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:

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

Material Contracts

In December 2017, we entered into an Amended and Restated Credit Agreement among us, certain of our subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent, providing for an unsecured $500 million five-year revolving credit facility with a syndicate of banks. The facility is available for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time, and has a maturity date in December 2022. The Amended and Restated Credit Agreement replaces our Credit Agreement, dated as of December 12, 2014, by and among us, certain of our subsidiaries, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent. A copy of the Amended and Restated Credit Agreement is included as Exhibit 4.c to this Annual Report.

In February 2017, we entered into a Master Services Agreement with AT&T Services, Inc., which replaces in its entirety the Software and Professional Services that we entered into with AT&T Services, Inc. effective August 7, 2003. The agreement provides that Amdocs will provide software and services to AT&T as specified therein and remains in effect until September 30, 2021. A copy of the Master Services Agreement is included as Exhibit 4.a.1 to this Annual Report.

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

General

Our effective tax rate was 15.9% for fiscal 2018, compared to 14.8% for fiscal 2017 and 15.5% for fiscal 2016.

Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period and there can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate, including the potential impact, which we are currently assessing, of the recent tax reform in the United States. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenges the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries benefit from certain special tax benefits. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

Certain Guernsey Tax Considerations

Tax legislation in Guernsey subjects us to the standard rate of corporate income tax for a Guernsey resident company of zero percent.

Certain Indian Tax Considerations

Through subsidiaries, we operate development centers and a business processing operations center in India. In 2018, the corporate tax rate applicable in India on trading activities was 34.94%. Our subsidiary in India operates under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, these activities are entitled to considerable corporate income tax exemptions on eligible profits from export of services derived from such pre-approved information technology activity, provided our subsidiary continues to meet the conditions required for such tax benefits.

During the year 2016-17 our main subsidiary in India changed its corporate legal structure from a private limited company (PLC) to a limited liability partnership (LLP) through conversion by process of law effective 28th Feb 2017. Thereafter, all rights and liabilities of the PLC under agreements are vested in the LLP by operation of law.

As of April 1, 2011, the Minimum Alternative Tax, or MAT, became applicable to all of our PLC Indian operations. The MAT is levied on book profits at the effective rate of 20% and can be carried forward for 10 years to be credited against corporate income taxes. As for the LLP, as a result of the conversion certain accumulated tax credits will not be available to be set off against future income of the LLP, however, for LLP the Alternative Minimum Tax, or AMT, provisions are applicable such that LLPs are subject to AMT at a rate of 21.34% on adjusted total income (Income as computed under the normal provisions, increased by prescribed adjustments) if tax on income under normal provisions is lower than the AMT, and can be carried forward for 10 years.

Our main Indian subsidiary is subject to a separate tax entitlement under which its operating units are exempt from tax on the respective tax incentive-eligible activity for the first five years of operations and enjoys a 50% reduction on its corporate income tax for such activity for the following five years. If it meets additional requirements, an additional 50% deduction may be available for another 5 years.

Further, in 2018 a new operation was commenced in another subsidiary in India with effect from May 1, 2018. The activity conducted by this entity is generally entitled to a 100 % reduction on its corporate income tax for the first five years of operation and a 50% reduction for the following 5 years.

Certain Israeli Tax Considerations

Our primary Israeli subsidiary, Amdocs (Israel) Limited, operates one of our largest development centers. Discussed below are certain Israeli tax considerations relating to this subsidiary.

General Corporate Taxation in Israel. The general corporate tax rate on taxable income is 23%. However, the effective tax rate applicable to the taxable income of an Israeli company that is eligible for tax benefits by virtue of the Law for the Encouragement of Capital Investments may be considerably lower.

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

Tax Benefits.

Our primary Israeli subsidiary has elected the alternative benefits’ route with respect to its existing Approved Enterprise and its expansions, pursuant to which it enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two to ten years and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years (and, in certain cases, up to 13 years). In case it pays a dividend, at any time, out of exempt income generated during the tax holiday period in respect of its Approved Enterprise, it will be subject to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid. This tax is in addition to the withholding tax on dividends as described below. The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are provided according to an allocation formula set forth in the Investment Law or in the relevant approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations issued thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our primary Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be rescinded, in whole or in part, and the subsidiary might be required to refund the amount of the rescinded benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our primary Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.

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

The 2017 amendment (“Preferred Technological Enterprises”)

Amendment 73 to the Investment Law, which came into effect January 1, 2017, was followed by regulations promulgated on May 28, 2017, which incorporated the “Nexus Principles,” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project, into Israeli law. The OECD has since then confirmed that the regime adopted by Israel is “not harmful”.

The new incentives regime applies to “Preferred Technological Enterprises” that meet certain conditions.

The corporate tax rate applicable to the Preferred Technological Income generated by a Special Preferred Technological Enterprise (companies which are part of a group with annual consolidated revenue in excess of NIS 10 billion - approximately US$2.7 billion at current exchange rates -) is 6%. The reduced tax rate applies only with respect to the revenue attributable to the portion of intellectual property developed in Israel.

The withholding tax on dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company out of earnings that are eligible for the reduced corporate tax rate (in our case, 6%) is 4%. For other dividend distributions out of earnings of a Preferred Technological Enterprise, the withholding tax rate is 20% (or a lower rate under a tax treaty, if applicable).

In 2018, our primary Israeli subsidiary continues to apply the benefits under the terms of the law as provided prior to the 2011 amendment. We are continuously evaluating the potential benefits of applying the 2011 and 2017 amendments.

Taxation Of Holders Of Ordinary Shares

Certain Guernsey Tax Considerations

Under the laws of Guernsey as currently in effect, a holder of our ordinary shares who is not a resident of Guernsey (which includes Alderney and Herm for these purposes) and who does not carry on business in Guernsey through a permanent establishment situated there is not subject to Guernsey income tax on dividends paid with respect to the ordinary shares and is not liable for Guernsey income tax on gains realized upon sale or disposition of such ordinary shares. In addition, Guernsey does not impose a withholding tax on dividends paid by us to a holder of our ordinary shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there. Under Guernsey tax legislation, a holder of our ordinary shares who is a Guernsey resident or who carries on business in Guernsey through a permanent establishment may, depending on their circumstances, be subject to Guernsey income tax in connection with dividends paid by us and where such holder is a Guernsey resident individual, such tax may be collected by way of withholding from the dividend. We do not believe this legislation affects the taxation of a holder of ordinary shares who is not a resident of Guernsey and who does not carry on business in Guernsey through a permanent establishment situated there.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder of ordinary shares based on such holder’s particular circumstances, U.S. federal income tax consequences to certain U.S. holders that are subject to special treatment (such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, U.S. holders that hold ordinary shares as part of a “straddle,” “hedge” or “conversion transaction” with other investments, U.S. holders that hold ordinary shares in connection with a trade or business outside the United States, or U.S. holders owning directly, indirectly or by attribution at least 10% of the ordinary shares), or any aspect of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity, the possible application of U.S. federal gift or estate taxes or any alternative minimum or Medicare contribution tax consequences.

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

We believe that we were not a PFIC for our taxable year ended September 30, 2018. However, because the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our ordinary shares (which may be volatile), and the amount and type of our gross income, we cannot guarantee that we will not become a PFIC for the current or any future taxable year or that the IRS will agree with our conclusion regarding our current PFIC status.

In addition, if we were a PFIC for any taxable year in which we make a distribution or the preceding taxable year, the preferential rules on “qualified dividend income” described above would not apply. If a U.S. holder owns ordinary shares during any year in which we are a PFIC, the U.S. holder generally must file annual reports to the IRS.

Information Reporting and Backup Withholding. U.S. holders generally will be subject to information reporting requirements with respect to dividends that are paid within the United States or through U.S.-related financial intermediaries, as well as with respect to gross proceeds from disposition of our ordinary shares, unless the U.S. holder is an “exempt recipient.” U.S. holders may also be subject to backup withholding (currently at a 24% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

During fiscal year 2018, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, assuming the costs of executing these contracts are worthwhile. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily in British Pounds and European Euros, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels, Indian rupees and Mexican Pesos. We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in Israeli shekels and European Euros, as well as other foreign currency of jurisdictions in which we operate. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 6 to our consolidated financial statements.

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2018. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2018, for forward contracts, and based on spot rates as of September 30, 2018 for options.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$1,148	$(27.8)

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash investments and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments are invested in short-term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of bank deposits, corporate bonds, money market funds, U.S. government treasuries, and U.S. agency securities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2018. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2018, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2018, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Ernst & Young billed us approximately $4.0 million for audit services for fiscal 2018, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.6 million for audit services for fiscal 2017.

Audit-Related Fees

Ernst & Young billed us approximately $2.3 million for audit-related services for fiscal 2018. Audit-related services principally include SOC 1 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.2 million for audit-related services for fiscal 2017.

Tax Fees

Ernst & Young billed us approximately $1.6 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2018. Ernst & Young billed us approximately $1.7 million for tax advice in fiscal 2017.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2018 or fiscal 2017.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2018, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2018 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/1/17-10/31/17	336,221	$65.43	336,221	$234,261,338
11/1/17-11/30/17	748,489	$63.87	748,489	$986,452,363
12/1/17-12/31/17	767,411	$65.24	767,411	$936,389,892
01/1/18-01/31/18	309,425	$67.83	309,425	$915,400,866
02/1/18-02/28/18	762,230	$66.10	762,230	$865,019,278
03/1/18-03/31/18	716,084	$67.71	716,084	$816,535,701
04/1/18-04/30/18	301,268	$66.69	301,268	$796,443,427
05/1/18-05/31/18	559,087	$66.35	559,087	$759,345,919
06/1/18-06/30/18	472,320	$69.03	472,320	$726,741,836
07/1/18-07/31/18	310,170	$67.80	310,170	$705,710,919
08/1/18-08/31/18	695,815	$64.83	695,815	$660,602,200
09/1/18-09/30/18	358,675	$65.45	358,675	$637,126,788

Total	6,337,195	$66.14	6,337,195	$637,126,788

(1)	Excludes broker and transaction fees.
(2)

On November 8, 2017, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $800.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2018, and to our website at www.amdocs.com.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2018, 2017 and 2016, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2018 and 2017

Consolidated Statements of Income for the fiscal years ended September 30, 2018, 2017 and 2016

Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2018, 2017 and 2016

Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2018, 2017 and 2016

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2018, 2017 and 2016

Notes to the Consolidated Financial Statements

Financial Statement Schedules of Amdocs Limited

Valuation and Qualifying Accounts

All other schedules have been omitted since they are either not required or not applicable, or the information has otherwise been included.

ITEM 19. EXHIBITS

The exhibits listed hereof are filed herewith in response to this Item.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K filed January 26, 2009)

1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)

4.a.1†	Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective February 28, 2017 (incorporated by reference to Exhibit 4.b.6 to Amdocs’ Annual Report on Form 20-F, filed December 11, 2017)

4.a.2	Supplemental Agreement dated September 30, 2018 to the Agreement for Software and Professional Services effective February 28, 2017 that is filed as Exhibit 4.a.1 hereto.

4.b	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Amdocs’ Registration Statement on Form S-8, filed on February 12, 2018)

4.c	Amended and Restated Credit Agreement, dated as of December 11, 2017, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 4.d to Amdocs’ Annual Report on Form 20-F, filed on December 11, 2017)

8	Subsidiaries of Amdocs Limited

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1	Consent of Ernst & Young LLP

100.1	The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2018, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2018 and 2017, (ii) Consolidated Statements of Income for the years ended September 30, 2018, 2017 and 2016, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2018, 2017 and 2016, (iv) the Consolidated Statements of Cash Flows for the years ended September 30, 2018, 2017 and 2016, and (iv) Notes to Consolidated Financial Statements

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: December 10, 2018

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2018. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2018, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Amdocs Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Amdocs Limited (the “Company”) as of September 30, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2018, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of September 30, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” and our report dated December 10, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1988.

New York, NY

December 10, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Amdocs Limited

Opinion on Internal Control over Financial Reporting

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2018, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Amdocs Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2018, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III and our report dated December 10, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young LLP

New York, NY

December 10, 2018

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of September 30,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$418,783	$649,611
Short-term interest-bearing investments	100,433	329,997
Accounts receivable, net	971,502	865,068
Prepaid expenses and other current assets	229,999	203,810

Total current assets	1,720,717	2,048,486
Property and equipment, net	496,585	355,685
Goodwill	2,444,895	2,221,209
Intangible assets, net	265,249	177,326
Other noncurrent assets	420,369	476,674

Total assets	$5,347,815	$5,279,380

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$194,738	$126,414
Accrued expenses and other current liabilities	706,637	668,087
Accrued personnel costs	261,168	265,354
Deferred revenue	132,414	113,091

Total current liabilities	1,294,957	1,172,946
Deferred income taxes and taxes payable	224,572	219,417
Other noncurrent liabilities	336,244	312,947

Total liabilities	1,855,773	1,705,310

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 275,896 and 273,773 issued and 140,177 and 144,391 outstanding, in 2018 and 2017, respectively	4,436	4,410
Additional paid-in capital	3,587,625	3,458,887
Treasury stock, at cost — 135,719 and 129,382 ordinary shares in 2018 and 2017, respectively	(4,784,352)	(4,365,124)
Accumulated other comprehensive (loss) income	(32,731)	18,790
Retained earnings	4,673,901	4,457,107

Total Amdocs Limited shareholders’ equity	3,448,879	3,574,070
Noncontrolling interests	43,163	—

Total equity	3,492,042	3,574,070

Total liabilities and equity	$5,347,815	$5,279,380

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended September 30,
	2018	2017	2016
Revenue	$3,974,837	$3,867,155	$3,718,229
Operating expenses:
Cost of revenue	2,595,276	2,507,656	2,408,040
Research and development	276,615	259,097	252,292
Selling, general and administrative	481,093	472,778	464,883
Amortization of purchased intangible assets and other	108,489	110,291	109,873
Non-recurring charges	85,057	—	—

	3,546,530	3,349,822	3,235,088

Operating income	428,307	517,333	483,141
Interest and other (expense) income, net	(6,766)	(4,421)	1,557

Income before income taxes	421,541	512,912	484,698
Income taxes	67,145	76,086	75,367

Net income	$354,396	$436,826	$409,331

Basic earnings per share	$2.49	$2.99	$2.74

Diluted earnings per share	$2.47	$2.96	$2.71

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended September 30,
	2018	2017	2016
Net income	$354,396	$436,826	$409,331
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(51,116)	11,994	24,666
Net change in fair value of available-for-sale securities(2)	(1,182)	(978)	249
Net actuarial gain (loss) on defined benefit plan(3)	777	1,679	(2,067)

Other comprehensive (loss) income, net of tax	(51,521)	12,695	22,848

Comprehensive income	$302,875	$449,521	$432,179

(1)	Net of tax benefit (expense) of $4,482, $651 and $(7,053) for the fiscal years ended September 30, 2018, 2017 and 2016, respectively.
(2)	Net of tax benefit (expense) of $9, $(4) and $(1) for the fiscal years ended September 30, 2018, 2017 and 2016, respectively.
(3)	Net of tax (expense) benefit of $(254), $(697) and $747 for the fiscal years ended September 30, 2018, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)(1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests	Total Equity
	Shares	Amount

Balance as of September 30, 2015	151,150	$4,331	$3,182,573	$(3,611,105)	$(16,753)	$3,847,796	$3,406,842	$—	$3,406,842
Comprehensive income:
Net income	—	—	—	—	—	409,331	409,331	—	409,331
Other comprehensive income	—	—	—	—	22,848	—	22,848	—	22,848

Comprehensive income							432,179	—	432,179
Employee stock options exercised	2,694	39	89,728	—	—	—	89,767	—	89,767
Repurchase of shares	(7,236)	—	—	(413,422)	—	—	(413,422)	—	(413,422)
Tax benefit from equity-based awards	—	—	7,788	—	—	—	7,788	—	7,788
Cash dividends declared ($0.755 per ordinary share)	—	—	—	—	—	(112,300)	(112,300)	—	(112,300)
Issuance of restricted stock, net of forfeitures	526	7	—	—	—	—	7	—	7
Equity-based compensation expense related to employees	—	—	42,700	—	—	—	42,700	—	42,700

Balance as of September 30, 2016	147,134	$4,377	$3,322,789	$(4,024,527)	$6,095	$4,144,827	$3,453,561	$—	$3,453,561
Comprehensive income:
Net income	—	—	—	—	—	436,826	436,826	—	436,826
Other comprehensive income	—	—	—	—	12,695	—	12,695	—	12,695

Comprehensive income							449,521	—	449,521
Employee stock options exercised	2,220	28	87,948	—	—	—	87,976	—	87,976
Repurchase of shares	(5,519)	—	—	(340,597)	—	—	(340,597)	—	(340,597)
Tax benefit from equity-based awards	—	—	3,611	—	—	—	3,611	—	3,611
Cash dividends declared ($0.855 per ordinary share)	—	—	—	—	—	(124,546)	(124,546)	—	(124,546)
Issuance of restricted stock, net of forfeitures	556	5	—	—	—	—	5	—	5
Equity-based compensation expense related to employees	—	—	44,539	—	—	—	44,539	—	44,539

Balance as of September 30, 2017	144,391	$4,410	$3,458,887	$(4,365,124)	$18,790	$4,457,107	$3,574,070	$—	$3,574,070
Comprehensive income:
Net income	—	—	—	—	—	354,396	354,396	—	354,396
Other comprehensive loss	—	—	—	—	(51,521)	—	(51,521)	—	(51,521)

Comprehensive income							302,875	—	302,875
Employee stock options exercised	1,800	24	81,262	—	—	—	81,286	—	81,286
Repurchase of shares	(6,337)	—	—	(419,228)	—	—	(419,228)	—	(419,228)
Cash dividends declared ($0.970 per ordinary share)	—	—	—	—	—	(137,602)	(137,602)	—	(137,602)
Issuance of restricted stock, net of forfeitures	323	2	—	—	—	—	2	—	2
Equity-based compensation expense related to employees	—	—	47,476	—	—	—	47,476	—	47,476
Contribution of Noncontrolling interests	—	—	—	—	—	—	—	43,163	43,163

Balance as of September 30, 2018	140,177	$4,436	$3,587,625	$(4,784,352)	$(32,731)	$4,673,901	$3,448,879	$43,163	$3,492,042

(1)

As of September 30, 2018, 2017 and 2016, accumulated other comprehensive(loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(26,608), $24,508 and $12,514 , unrealized (loss) gain on short-term interest-bearing investments, net of tax, of $(1,592), $(410) and $568 and unrealized (loss) on defined benefit plan, net of tax, of $(4,531), $(5,308) and $(6,987).

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2018	2017	2016
Cash Flow from Operating Activities:
Net income	$354,396	$436,826	$409,331
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	211,224	214,885	211,791
Equity-based compensation expense	47,476	44,539	42,700
Deferred income taxes	25,098	6,551	(2,315)
Excess tax benefit from equity-based compensation	—	(4,666)	(6,913)
Loss from short-term interest-bearing investments	1,324	9	407
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(66,451)	(41,075)	(70,859)
Prepaid expenses and other current assets	(18,736)	11,002	(11,164)
Other noncurrent assets	9,674	(52,667)	2,587
Accounts payable, accrued expenses and accrued personnel	25,348	72,049	59,982
Deferred revenue	7,650	(50,230)	(49,828)
Income taxes payable, net	(31,036)	(15,145)	10,112
Other noncurrent liabilities	(8,718)	14,034	24,403

Net cash provided by operating activities	557,249	636,112	620,234

Cash Flow from Investing Activities:
Purchase of property and equipment	(231,146)	(133,392)	(130,086)
Proceeds from sale of short-term interest-bearing investments	303,090	278,066	361,960
Purchase of short-term interest-bearing investments	(76,037)	(281,983)	(370,742)
Net cash paid for acquisitions	(355,142)	(18,064)	(283,450)
Other	(3,157)	(29,940)	(18,533)

Net cash used in investing activities	(362,392)	(185,313)	(440,851)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	120,000	200,000	200,000
Payments under financing arrangements	(120,000)	(400,000)	(220,000)
Repurchase of shares	(419,228)	(340,597)	(413,422)
Proceeds from employee stock option exercises	81,280	87,586	89,600
Payments of dividends	(134,292)	(121,503)	(109,304)
Investment by noncontrolling interests, net	47,013	—	—
Excess tax benefit from equity-based compensation and other	(458)	4,666	6,830

Net cash used in financing activities	(425,685)	(569,848)	(446,296)

Net decrease in cash and cash equivalents	(230,828)	(119,049)	(266,913)
Cash and cash equivalents at beginning of year	649,611	768,660	1,035,573

Cash and cash equivalents at end of year	$418,783	$649,611	$768,660

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$55,938	$67,544	$50,407
Interest	2,009	1,145	576

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 1 — Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and designs, develops, markets, supports, implements and operates amdocsONE, an open and modular solution set.

The Company is a Guernsey corporation, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in US Dollar unless indicated otherwise.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, the vast majority of which are wholly-owned. All intercompany transactions and balances have been eliminated in consolidation.

In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that is equally owned by the Company and Union for the purpose of acquiring specific land which the Company expects to use as the site for a new campus in Ra’anana, Israel. On January 2, 2018 the Company completed the acquisition of the land. Pursuant to the agreements between the Company and Union, as the Company has control over the construction and ongoing operations of the new campus, the new entity’s financial information is consolidated into the Company’s consolidated financial statements with the portion not owned classified as non-controlling interests. The Company is obligated to distribute in the future the new entity’s earnings under certain conditions, in fiscal year 2018 the new entity had negligible earnings or losses and, therefore, an immaterial effect on consolidated financial statements of Amdocs Limited.

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

Accounts Receivable Factoring

From time to time, the Company uses non-recourse factoring arrangements, to sell accounts receivable to third-party financial institutions. The sale of the receivables in these arrangements are accounted for as a true sale.

Investments

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of bank deposits, corporate bonds, money market funds, U.S. government treasuries, and U.S. agency securities, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive (loss) income” in equity, unless a security is other than temporarily impaired. The Company recognizes an impairment charge in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while other declines in fair value related to other factors are recognized in other comprehensive (loss) income. The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit losses. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which primarily ranges from three to ten years. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease. Property and equipment that have been fully depreciated and are no longer in use are netted against accumulated depreciation.

The Company capitalizes certain expenditures for software that is internally developed for use in the business, which is classified as computer equipment. Amortization of internal use software begins when the software is ready for service and continues on the straight-line method over the estimated useful life.

The Company capitalizes the expenditures related to the new campus in Israel, which are classified as building and land. Amortization will begin when the new campus is ready for use and will be amortized on the straight-line basis over the estimated useful life.

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

Treasury Stock

The Company repurchases its ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of equity.

Business Combinations

In accordance with business combinations accounting, assets acquired and liabilities assumed, as well as any contingent consideration that may be part of the acquisition agreement, are recorded at their respective fair values at the date of acquisition. For acquisitions that include contingent consideration, the fair value is estimated on the acquisition date as the present value of the expected contingent payments, determined using weighted probabilities of possible payments. The Company remeasures the fair value of the contingent consideration at each reporting period until the contingency is resolved. Except for measurement period adjustments, the changes in fair value are recognized in the consolidated statements of income. Any earn-out which is not considered a contingent consideration is recognized as compensation expense over expected service period.

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

Although the Company believes the assumptions and estimates of fair value it has made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain and subject to refinement. Critical estimates in valuing certain assets acquired and liabilities assumed include but are not limited to: future expected cash flows from license and service sales, maintenance, customer contracts and acquired developed technologies, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed and the acquired company’s brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill, if the changes are related to conditions that existed at the time of the acquisition. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments, based on events that occurred subsequent to the acquisition date, are recorded in its consolidated statements of income.

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

Revenue Recognition

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectability of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, revenue is generally recognized over the course of these projects, using the percentage of completion method of accounting, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the project. The Company evaluates contracts entered into at or near the same time with the same customer (or related parties of the customer) and determines if the contracts should be combined in accordance with the guidance for revenue recognition.

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

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement as well as, in some cases, possesses other attributes such as latitude in determining prices and selecting suppliers. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis. Revenue from third-party hardware and software sales was less than 10% of revenue in each of fiscal years 2018, 2017 and 2016. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross or net amount according to certain indicators.

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

Cost of revenue also includes costs of third-party products associated with selling third-party computer hardware and software products to customers and other third-party services, when the related revenue is recorded at the gross amount. Customers purchasing third-party products and services from the Company generally do so in conjunction with the purchase of the Company’s software and services.

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

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments, and trade receivables. Cash and cash equivalents are maintained with several financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple financial institutions and monitoring the risk profiles of these counterparties. The Company has conservative investment policy guidelines under which it invests its excess cash primarily in highly liquid U.S. dollar-denominated securities. The Company’s revenue is generated primarily in North America. To a lesser extent, revenue is generated in Europe and the rest of the world. Most of the Company’s customers are among the largest communications and media companies in the world (or are owned by them). The Company’s business is subject to the effects of general global economic conditions and market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral.

The Company evaluates accounts receivable to determine if they will ultimately be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably probable. As of September 30, 2018, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 19%, which was lower than its respective portion of total revenue. As of September 30, 2017, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 27%, which was lower than its respective portion of total revenue.

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

Recent Accounting Standards

In November 2018, the Financial Accounting Standards Board, or FASB issued an ASU No. 2018-18, “Collaborative Arrangements”. The ASU clarifies the interaction between collaborative arrangements and the new revenue standards. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In August 2018, the Financial Accounting Standards Board, or FASB issued an ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The ASU amends the definition of hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use software project. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In August 2018, the Financial Accounting Standards Board, or FASB issued an ASU No. 2018-13, “Fair Value Measurement”. The ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted with specific limitations. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In August 2018, the FASB issued an ASU No. 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans”. The ASU makes minor changes to the disclosure requirement for employers that sponsor defined pension and/or other post retirement benefit plans. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company expects the adoption of this ASU will not have a material impact on its consolidated financial statements.

In June 2018, the FASB issued an ASU 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting”. The ASU aligns the measurement and classification for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. This ASU will be effective for the Company on October 1, 2019, and early adoption is permitted with specific limitations. The Company expects the adoption of this ASU will not have a material impact on its consolidated financial statements.

In December 2017, SEC issued Staff Accounting Bulletin No. 118 (“SAB No. 118”) due to the new tax legislation in the United States (The Tax Cuts and Jobs Act or “The Act”) which allows the Company to record provisional amounts during a one-year measurement period. The Act, which was enacted in December 22, 2017, reduces the US federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries and creates new taxes on certain foreign sourced earnings. As of September 30, 2018, the Company has not completed its accounting for the tax effects of enactment of the Act and made a reasonable estimate of the effects on its existing deferred tax balances and the one-time transition tax. The Company will continue to make and refine its calculations as additional analysis is completed and as it gains a more thorough understanding of the tax law, see also Note 11.

In August 2017, the FASB issued an ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities”. The ASU amends existing guidance to simplify the application of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The ASU will be effective on October 2020 and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, “Clarifying the Definition of a Business”. The ASU revises and narrows the definition of a business and provides a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. This ASU is effective for the Company with respect to transactions occurring on or after October 1, 2018. The Company expects the adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2016, the FASB issued an ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. The ASU intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU is effective for the Company on October 1, 2018. The Company currently expects adoption of this ASU will result in reclassification of certain cash payments of contingent considerations included in acquisition agreements from investing activities to financing activities and will not have a material impact on its statement of cash flows.

In June 2016, the FASB issued an ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”. The ASU which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The ASU will be effective on October 2020 and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In February 2016, the FASB issued an ASU 2016-02, “Leases”. The ASU increases transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, which will be effective for the Company on October 1, 2019, must be adopted using a modified retrospective method and its early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In January 2016, the FASB issued an ASU 2016-01, “Financial Instruments – Overall”. The ASU updates certain aspects of recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU is effective for the Company on October 1, 2018. The Company expects adoption of this ASU may result in changes in its financial statements presentation but will not affect the content of its consolidated financial statements.

In May 2014, the FASB issued an ASU 2014-09, “Revenue from Contracts with Customers”. The ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The new revenue standard supersedes most current revenue recognition guidance and will be effective for the Company beginning in the first quarter of fiscal year 2019. The Company developed a transition plan, including changes to policies, processes and internal controls, as well as system enhancements to generate the information necessary for new disclosure requirements and recently completed an assessment to identify the potential areas of impact that this new revenue recognition standard will have on its consolidated financial statement and internal control environment. As part of the assessment, the Company reviewed a representative sample of its contracts across its various customers and geographies to identify potential differences that could result from applying the requirements of the new standard. Entities have the option of adopting the new revenue standard using either a full retrospective or a modified approach with the cumulative effect of applying the standard recognized at the date of initial application. The Company will adopt the new revenue standard on October 1, 2018 using the modified retrospective transition approach. The estimated cumulative adjustment to retained earnings will have an immaterial effect to its consolidated financial statements.

Adoption of New Accounting Standards

In March 2016, the FASB issued an ASU 2016-09, “Compensation—Stock Compensation” payments. The ASU simplifies several aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, accounting for forfeitures and classification in the statements of cash flows. The Company prospectively adopted this ASU effective October 1, 2017 and as a result did not adjust the prior period amounts that are presented in its consolidated statements of cash flows.

In September 2015, the FASB issued an ASU 2015-16, “Business combination” on simplifying the accounting for measurement-period adjustments in connection with business combinations. The ASU eliminates the requirement to restate prior period financial statements for measurement-period adjustments and requires that the cumulative impact of a measurement-period adjustment be recognized in the reporting period in which the adjustment is identified. The Company prospectively adopted this ASU effective October 1, 2017. There was no material impact on the Company’s consolidated financial statements.

Note 3 — Acquisitions

Entities acquired by the Company during the last three fiscal years have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year. During fiscal year 2018, the Company acquired three technology companies for an aggregate consideration of $355,142 in cash: Vubiquity, a leading provider of premium content services and technology solutions, projekt202, a leader in experience-driven software design and development, and UXP systems (“UXP”) whose User Lifecycle Management solution is a leading platform for empowering digital user relationships and digital identity. See Note 9 to the consolidated financial statement.

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

Level 3:    Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2018 and 2017:

	As of September 30, 2018
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Corporate bonds	$—	$47,531	$—	$47,531
Money market funds	30,883	—	—	30,883
U.S. government treasuries	23,258	—	—	23,258
U.S. agency securities	—	16,033	—	16,033
Asset backed obligations	—	9,177	—	9,177
Supranational and sovereign debt	—	4,434	—	4,434

Total available-for-sale securities	54,141	77,175	—	131,316

Derivative financial instruments, net	—	(27,842)	—	(27,842)

Other liabilities	—	—	(37,954)	(37,954)

Total	$54,141	$49,333	$(37,954)	$65,520

	As of September 30, 2017
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Corporate bonds	$—	$98,385	$—	$98,385
U.S. government treasuries	84,363	—	—	84,363
U.S. agency securities	—	60,646	—	60,646
Money market funds	52,504	—	—	52,504
Asset backed obligations	—	47,074	—	47,074
Commercial paper and certificates of deposit	—	33,448	—	33,448
Supranational and sovereign debt	—	8,777	—	8,777

Total available-for-sale securities	136,867	248,330	—	385,197

Derivative financial instruments, net	—	27,352	—	27,352

Other liabilities	—	—	(21,972)	(21,972)

Total	$136,867	$275,682	$(21,972)	$390,577

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal year 2018 or fiscal year 2017. Level 3 amounts relate to certain acquisition-related liabilities, which were valued using a Monte-Carlo simulation model. These liabilities were included in accrued expenses and other current liabilities and also in other noncurrent liabilities as of September 30, 2018 and 2017. $17,692 of the increase in Level 3 liabilities during fiscal year 2018 was recorded in the consolidated statements of income and the rest of the increase was recorded against goodwill.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

Note 5 — Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$48,252	$—	$721	$47,531
Money market funds	30,883	—	—	30,883
U.S. government treasuries	23,656	—	398	23,258
U.S. agency securities	16,297	—	264	16,033
Asset backed obligations	9,312	—	135	9,177
Supranational and sovereign debt	4,508	—	74	4,434

Total(1)	$132,908	$—	$1,592	$131,316

(1)

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2018, $100,433 of securities were classified as short-term interest-bearing investments and $30,883 of securities were classified as cash and cash equivalents.

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

As of September 30, 2018, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in fiscal years 2018, 2017 and 2016.

As of September 30, 2018, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$63,069
1 to 2 years	44,615
2 to 3 years	20,255
3 to 4 years	2,382
Thereafter	995

$131,316

Note 6 — Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $659 as of September 30, 2018. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2018. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2018 for forward contracts, and based on spot rates as of September 30, 2018 for options.

Notional Value*
Foreign exchange contracts	$1,147,934

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. For further information, see Note 4 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2018 and September 30, 2017, is as follows:

	As of September 30,
	2018	2017
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$221	$30,141
Other noncurrent assets	25	1,091
Accrued expenses and other current liabilities	(17,681)	(2,317)
Other noncurrent liabilities	(10,030)	(1,035)

	(27,465)	27,880
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	2,758	2,840
Accrued expenses and other current liabilities	(3,135)	(3,368)

	(377)	(528)

Net fair value	$(27,842)	$27,352

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of September 30, 2018 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, a separate component of equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other (expense) income, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2018, 2017 and 2016, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive (Loss)Income (Effective Portion) Year Ended September 30,
	2018	2017	2016
Line item in consolidated statements of income:
Revenue	$(1,129)	$(1,021)	$(192)
Cost of revenue	15,877	21,783	(2,131)
Research and development	3,127	4,282	(643)
Selling, general and administrative	3,462	3,305	(1,175)

Total	$21,337	$28,349	$(4,141)

The activity related to the changes in net unrealized (losses) gains on cash flow hedges recorded in accumulated other comprehensive (loss) income, net of tax, is as follows:

	Year Ended September 30,
	2018	2017	2016
Net unrealized gain (loss) on cash flow hedges, net of tax, beginning of period	$24,508	$12,514	$(12,152)
Changes in fair value of cash flow hedges, net of tax	(31,908)	36,765	20,911
Reclassification of (gain) loss into earnings, net of tax	(19,208)	(24,771)	3,755

Net unrealized (loss) gain on cash flow hedges, net of tax, end of period	$(26,608)	$24,508	$12,514

Net unrealized gain (loss) from cash flow hedges recognized in other comprehensive (loss) income were ($34,260), $39,692 and $27,578, or ($31,908), $36,765 and $20,911, net of taxes, during the fiscal years ended September 30, 2018, 2017 and 2016, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive (loss) income as of September 30, 2018, a net loss of ($16,592) will be reclassified into earnings during fiscal 2019 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2018, 2017 and 2016, was not material.

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

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2018, 2017 and 2016, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income Year Ended September 30,
	2018	2017	2016
Line item in statements of income:
Revenue	$—	$—	$(67)
Cost of revenue	(4,577)	4,639	2,187
Research and development	(736)	957	284
Selling, general and administrative	(950)	1,723	560
Interest and other (expense) income, net	7,038	(10,514)	(9,674)
Income taxes	1,581	(1,653)	(1,076)

Total	$2,356	$(4,848)	$(7,786)

Note 7 — Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of September 30,
	2018	2017
Accounts receivable — billed	$728,716	$664,099
Accounts receivable — unbilled	263,997	229,695
Less — allowances	(21,211)	(28,726)

Accounts receivable, net	$971,502	$865,068

Note 8 — Property and Equipment, Net

The components of property and equipment, net are:

	As of September 30,
	2018	2017
Computers, related equipment and software	$1,027,825	$978,040
Building and land	97,782	—
Leasehold improvements	222,812	213,166
Furniture, fixtures and other	43,518	56,324

Property and equipment, gross	1,391,937	1,247,530
Less accumulated depreciation	(895,352)	(891,845)

Property and equipment, net	$496,585	$355,685

Total depreciation expense for fiscal years 2018, 2017 and 2016, was $105,439, $105,027 and $113,717, respectively.

As of September 30, 2018, and 2017, the unamortized software assets developed for internal use were $152,366 and $127,080, respectively, and are presented under Computer equipment in the table above.

In fiscal year 2018, the Company purchased a land and capitalized costs related to the new building, see also Note 2.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of October 1, 2016	$2,211,639
Goodwill resulting from acquisitions	18,535
Other	(8,965)

As of September 30, 2017	2,221,209
Goodwill resulting from acquisitions(1)	227,283
Other	(3,597)

As of September 30, 2018	$2,444,895

(1)

Mainly relates to the acquisitions of Vubiquity, projekt202 and UXP. In allocating the total preliminary purchase price for Vubiquity, based on estimated fair values, the Company recorded $146,912 of goodwill, $38,630 of customer relationships to be amortized over approximately nine years, $45,692 of core technology to be amortized over approximately five years, $10,104 of trade mark to be amortized over eight years. In allocating the total preliminary purchase price of projekt202, based on estimated fair values, the Company recorded $34,032 of goodwill and $19,835 of customer relationships to be amortized over four years. In allocating the total preliminary purchase price of UXP, based on estimated fair values, the Company recorded $41,468 of goodwill, $31,552 of core technology to be amortized over five years and $6,552 of customer relationships to be amortized over approximately five years.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2018, 2017 or 2016.

The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Gross	Accumulated Amortization	Net
September 30, 2018
Core technology	$721,384	$(576,936)	$144,448
Customer relationships	563,656	(453,137)	110,519
Intellectual property rights and purchased computer software	51,996	(51,996)	—
Other	43,646	(33,364)	10,282

Total	$1,380,682	$(1,115,433)	$265,249

September 30, 2017
Core technology	$604,673	$(513,501)	$91,172
Customer relationships	497,296	(414,654)	82,642
Intellectual property rights and purchased computer software	51,996	(51,996)	—
Other	33,542	(30,030)	3,512

Total	$1,187,507	$(1,010,181)	$177,326

The following table presents the amortization expense of the Company’s definite-lived purchased intangible assets, included in each financial statement caption reported in the consolidated statements of income:

	Year Ended September 30,
	2018	2017	2016
Cost of revenue	$572	$1,405	$1,609
Amortization of definite-lived purchased intangible assets	105,213	108,453	96,465

Total	$105,785	$109,858	$98,074

The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2018 is as follows:

Amount
Fiscal year:
2019	$92,693
2020	61,527
2021	42,554
2022	30,380
2023	14,682
Thereafter	23,413

Total	$265,249

Note 10 — Non-recurring charges

During fiscal year 2018 the Company incurred non-recurring charges of a loss incurred to settle a long-running legal dispute in total amount of $55,000 including legal costs, of which $50,000 was paid in November 2018, see also Note 16, and also incurred restructuring charges of $30,057 primarily related to employee severance expenses, which partially were paid in fiscal year 2018, and the remaining amount will be paid over the next several quarters.

Note 11 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2018	2017	2016
Current	$42,047	$69,535	$77,682
Deferred	25,098	6,551	(2,315)

	$67,145	$76,086	$75,367

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

The Company maintained a tax receivable balance of $55,198 and $38,445 as of September 30, 2018 and 2017, respectively which is included in Prepaid expenses and other current assets.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2018	2017
Deferred tax assets:
Deferred revenue	$30,596	$44,571
Employee compensation and benefits	72,218	87,204
Intangible assets, computer software and intellectual property	9,793	14,997
Tax credits, net capital and operating loss carryforwards	184,450	155,478
Other	49,732	78,114

Total deferred tax assets	346,789	380,364
Valuation allowances	(112,727)	(94,573)

Total deferred tax assets, net	234,062	285,791

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(68,394)	(74,419)
Intangible assets, computer software and intellectual property	(114,094)	(136,238)
Other	(31,750)	(32,736)

Total deferred tax liabilities	(214,238)	(243,393)

Net deferred tax assets	$19,824	$42,398

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2018	2017	2016
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	15.9	14.8	15.5

Effective income tax rate	15.9%	14.8%	15.5%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

(1)

In fiscal year 2018, foreign taxes included a benefit of $9,564 due to conclusions of tax audits in certain jurisdictions, which resulted in an increase to the Company’s tax credits carryforwards and a reduction to the Company’s provision for gross unrecognized tax benefits. In addition, foreign taxes in fiscal year 2018 included a benefit of $18,022 that was attributable to the expiration of the periods set forth in statutes of limitations related to unrecognized tax benefits accumulated over several years in certain jurisdictions. Foreign taxes in fiscal year 2018 also included a tax expenses of $12,032 resulting from the creation of valuation allowances on deferred tax assets at certain of the Company’s subsidiaries, which may not be realized based on the Company’s projections of future taxable income.

In addition, foreign taxes in fiscal year 2018 included a provisional expense of $2,321 relating to changes in tax law in the United States pursuant to SAB No. 118 (see Note 2). The provisional expense is attributable to deemed repatriation of foreign income partially offset by a benefit resulting from the re-evaluation of the Company’s deferred tax assets and liabilities due to the expected lower blended effective U.S. federal tax rate when the assets and liabilities are expected to be utilized.

As an indirect consequence to the changes in tax law in the United States the Company no longer makes a permanently reinvest assertion relating to one of its subsidiaries, therefore, a provisional tax liability of $4,059 was recorded related to the tax implications of remitting earnings that were previously asserted as permanently reinvested.

During fiscal year 2018, as a result of funding decisions for the construction of the Company’s new campus in Israel, see also Note 2, the Company recorded a tax benefit of $28,795 related to the release of withholding and income tax reserves for unremitted earnings.

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

During fiscal year 2018, the net increase in valuation allowances was $18,154, which related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2018, the Company had tax credits, net capital and operating loss carryforwards of $894,997 of which $322,816 have expiration dates through 2038, and the remainder do not expire.

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

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2018	2017	2016
Balance at beginning of fiscal year	$193,024	$196,668	$126,706
Additions based on tax positions related to the current year	20,329	22,319	65,009
Additions (reduction) for tax positions of prior years	(3,805)	12,261	41,183
Settlements with tax authorities	(3,880)	(9,450)	(31,624)
Lapse of statute of limitations	(18,022)	(28,774)	(4,606)

Balance at end of fiscal year	$187,646	$193,024	$196,668

The total amount of unrecognized tax benefits, which includes interest and penalties, was $187,646 as of September 30, 2018, and $193,024 as of September 30, 2017, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2018, the Company had accrued $30,807 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $2,579 was recognized in the statements of income in fiscal year 2018, net of interest and penalty reversals. As of September 30, 2017, the Company had accrued $28,228 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which a benefit of $2,910 was recognized in the statements of income in fiscal year 2017, net of interest and penalty reversals.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2018, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

It is reasonably possible that the amount of unrecognized tax benefits may decrease by $23,869 during fiscal year 2019 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

Note 12 — Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. The Company’s Board of Directors adopted a share repurchase plan, on February 2, 2016, which authorized the repurchase of up to $750,000 of the Company’s outstanding ordinary shares with no expiration date. On November 8, 2017, the Company’s Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. In April 2018, the Company completed the repurchase of the remaining authorized amount of ordinary shares under the February 2016 plan and began executing repurchases under the November 2017 plan. In fiscal year 2018, the Company repurchased approximately 6,337 ordinary shares at an average price of $66.14 per share (excluding broker and transaction fees). The November 2017 plan permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. As of September 30, 2018, the Company had remaining authority to repurchase up to $637,127 of its outstanding ordinary shares under the November 2017 plan.

Note 13 — Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. In December 2014 and in December 2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on the Company’s credit ratings. In March 2017, the Company borrowed an aggregate of $200,000 under the facility and repaid it in April 2017. In March 2018, the Company borrowed an aggregate of $120,000 under the facility and repaid it in April 2018. As of September 30, 2018, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of September 30, 2018, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $53,891. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

Note 14 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2018	2017
Ongoing accrued expenses	$256,012	$242,918
Project-related provisions	155,739	227,049
Taxes payable	27,843	34,143
Dividends payable(1)	35,046	31,736
Derivative instruments(2)	20,821	5,685
Other	211,176	126,556

	$706,637	$668,087

(1)	The amounts payable as a result of the July 31, 2018 and the August 2, 2017 dividend declarations. See Note 19 to the consolidated financial statements.
(2)	Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments. See Note 6 to the consolidated financial statements.

Note 15 — Interest and other (expense) income, net

Interest and other (expense) income, net, consists of the following:

	Year Ended September 30,
	2018	2017	2016
Interest income	$6,602	$7,972	$6,815
Interest expense	(2,764)	(1,600)	(1,667)
Foreign exchange loss	(6,173)	(8,246)	(1,998)
Other, net	(4,431)	(2,547)	(1,593)

	$(6,766)	$(4,421)	$1,557

Note 16 — Contingencies and Commitments

Commitments

The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments, which include rent and other payments the Company is obligated to make, based on the Company’s contractual obligations as of September 30, 2018 are as follows:

For the year ended September 30,
2019	$75,159
2020	68,847
2021	57,903
2022	47,849
2023	20,670
Thereafter	23,459

$293,887

Rent expense net of sublease income was approximately $57,559, $55,480 and $53,164 for fiscal years 2018, 2017 and 2016, respectively. The Company had immaterial committed future sublease income as of September 30, 2018.

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

Since 2014, The Company has been defending a lawsuit against certain of its subsidiaries in the U.S. District Court in Oregon alleging breach of contract and trade secret misappropriation. According to the suit, the Company improperly utilized information received in connection with its electronic payment processing solution, which is one of several components of its mobile financial services offerings. During fiscal year 2016, the District Court denied the Company’s motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings continued. The District Court scheduled a tentative jury trial date for late October 2018. The Company filed a motion for summary judgment with the District Court during fiscal year 2018 and the District Court partially granted the motion with respect to two trade secrets. In October 2018, while continuing to deny the plaintiff’s allegations, the Company entered into a settlement agreement with the plaintiff, which included a $50,000 settlement payment by the Company, in consideration for a mutual release of each party and its respective customers with no admission of liability or fault. As a result of the settlement, the lawsuit was dismissed with prejudice on November 13, 2018. In addition to the settlement amount of $50,000, the Company also accrued legal fees and other associated costs of $5,000.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over a contract, under which the Company was providing certain services, which has been terminated by the counterparty in connection with such dispute and which is under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. To date, however, such defense efforts, including motions alleging constitutional defects, have encountered a dismissive approach by the Ecuadorian Courts, with reasoning that the Company believes is inconsistent with applicable law. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

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

The Company generally offers its products with a limited warranty. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been incurred after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2018, 2017 and 2016.

The Company generally indemnifies its customers against claims made by third parties arising from the use of the Company’s software and certain other matters. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

Note 17 — Employee Benefits

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability amounted to $258,262 and $267,713 as of September 30, 2018 and 2017, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $202,230 and $206,054 as of September 30, 2018 and 2017, respectively, and are included in other noncurrent assets. The accrued severance expenses were $28,472, $32,908 and $34,165 for fiscal years 2018, 2017 and 2016, respectively.

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal years 2018, 2017 and 2016 under such plans were not material compared to total operating expenses.

The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for certain employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees, discount rate, inflation and expected health care costs. The fair value of the employee benefit plans’ assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experienced gains and losses. The Company recognized the funded status of such plans in the balance sheet. The pension and other benefits costs related to the non-contributory defined benefit plans were immaterial in fiscal years 2018, 2017 and 2016.

Note 18 — Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2017, the maximum number of ordinary shares authorized by the Company’s Board of Directors to be granted under the Equity Incentive Plan was increased from 62,300 to 67,550. The issuance of such additional shares was registered with the SEC in February 2018. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the fiscal year ended September 30, 2018:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2017	6,957	$49.52
Granted	1,826	65.94
Exercised	(1,800)	45.16
Forfeited	(566)	56.90

Outstanding as of September 30, 2018(1)	6,418	$54.76

Exercisable as of September 30, 2018(1)	2,323	$45.03

(1)	As of September 30, 2018, the weighted average remaining contractual life of outstanding and exercisable options was 7.36 and 5.67 years, respectively.

The following table summarizes information relating to awards of restricted shares, as well as changes during the fiscal year ended September 30, 2018:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2017	1,396	$55.55
Granted	431	65.33
Vested	(670)	53.61
Forfeited	(135)	57.62

Outstanding as of September 30, 2018	1,022	$60.68

The total intrinsic value of options exercised during fiscal years 2018, 2017 and 2016 was $38,025, $47,321 and $65,292, respectively.

The value of restricted shares vested during fiscal years 2018, 2017 and 2016 was $35,801, $36,922 and $39,490, respectively.

The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2018 was $75,177 and $49,058, respectively.

Employee equity-based compensation pre-tax expense for the years ended September 30, 2018, 2017 and 2016 was as follows:

	Year Ended September 30,
	2018	2017	2016
Cost of revenue	$18,253	$19,215	$18,249
Research and development	3,476	3,536	3,742
Selling, general and administrative	25,747	21,788	20,709

Total	$47,476	$44,539	$42,700

The total income tax benefit recognized in the consolidated statements of income for stock-based compensation (including restricted shares) for fiscal years 2018, 2017 and 2016 was $6,047, $4,754 and $4,503, respectively.

As of September 30, 2018, there was $34,975 of unrecognized compensation expense related to unvested stock options and unvested restricted shares. The Company recognizes compensation costs using the graded vesting attribution method, which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2018	2017	2016
Risk-free interest rate(1)	2.30%	1.63%	1.40%
Expected life of stock options(2)	4.50	4.50	4.50
Expected volatility(3)	15.0%	16.2%	18.5%
Expected dividend yield(4)	1.51%	1.47%	1.40%
Fair value per option	$8.70	$7.62	$7.97

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on blended volatility. See Note 2 to the consolidated financial statements.
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Note 19 — Dividends

The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2018, 2017 and 2016:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
July 31, 2018	$0.250	September 28, 2018	$35,046	October 19, 2018
May 10, 2018	$0.250	June 29, 2018	$35,363	July 20, 2018
January 30, 2018	$0.250	March 30, 2018	$35,635	April 20, 2018
November 8, 2017	$0.220	December 29, 2017	$31,558	January 19, 2018

August 2, 2017	$0.220	September 29, 2017	$31,736	October 23, 2017
May 9, 2017	$0.220	June 30, 2017	$31,981	July 14, 2017
February 1, 2017	$0.220	March 31, 2017	$32,223	April 14, 2017
November 8, 2016	$0.195	December 30, 2016	$28,606	January 13, 2017

July 26, 2016	$0.195	September 30, 2016	$28,693	October 21, 2016
May 4, 2016	$0.195	June 30, 2016	$28,836	July 15, 2016
February 2, 2016	$0.195	March 31, 2016	$29,206	April 15, 2016
November 10, 2015	$0.170	December 31, 2015	$25,565	January 15, 2016

The amounts payable as a result of the July 31, 2018, August 2, 2017 and July 26, 2016 declarations were included in accrued expenses and other current liabilities as of September 30, 2018, 2017 and 2016, respectively.

On November 8, 2018, the Company’s Board of Directors approved quarterly dividend payment of $0.25 per share, and set December 31, 2018 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 18, 2019.

On November 8, 2018, the Company’s Board of Directors also approved, subject to shareholder approval at the January 2019 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.285 per share, anticipated to be paid in April 2019.

Note 20 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2018	2017	2016
Numerator:
Net income	$354,396	$436,826	$409,331
Net income and dividends attributable to participating restricted shares	(2,650)	(3,517)	(3,592)

Numerator for basic earnings per common share	$351,746	$433,309	$405,739

Undistributed income allocated to participating restricted shares	1,617	2,512	2,604
Undistributed income reallocated to participating restricted shares	(1,603)	(2,488)	(2,569)

Numerator for diluted earnings per common share	$351,760	$433,333	$405,774

Denominator:
Weighted average number of shares outstanding — basic	142,422	146,017	149,168
Weighted average number of participating restricted shares	(1,065)	(1,176)	(1,309)

Weighted average number of common shares — basic	141,357	144,841	147,859

Effect of assumed conversion of 0.5% convertible notes	—	—	5
Effect of dilutive stock options granted	1,282	1,414	2,002

Weighted average number of common shares — diluted	142,639	146,255	149,866

Basic earnings per common share	$2.49	$2.99	$2.74

Diluted earnings per common share	$2.47	$2.96	$2.71

For the fiscal years ended September 30, 2018, 2017 and 2016, 1,357, 1,281 and 1,785 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

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

	Year Ended September 30,
	2018	2017	2016
Revenue
North America (mainly United States)	$2,550,234	$2,546,290	$2,381,122
Europe	572,196	488,932	513,295
Rest of the world	852,407	831,933	823,812

Total	$3,974,837	$3,867,155	$3,718,229

	As of September 30,
	2018	2017
Long-lived Assets(1)
Europe	$187,884	$151,794
North America	88,251	71,980
Rest of the world:
Israel	161,726	66,628
India	37,239	43,118
Others	21,485	22,165

Total	$496,585	$355,685

(1)	Property and equipment, net.

Revenue and Customer Information

amdocsONE includes offerings in the domains of consumer experience and monetization, media and digital services, enterprise and connected society, service-driven networks and agile operations. It includes the Amdocs customer experience solutions (CES) portfolio and Amdocs Optima, as well as mobile financial services. amdocsONE also includes a comprehensive line of services such as advisory services, intelligent operations (managed services), autonomous network service assurance, digital business operations, quality engineering services (testing), and data and intelligence services. Directory includes comprehensive set of products and services mainly for media publishers.

Total revenue consists of the following:

	Year Ended September 30,
	2018	2017	2016
amdocsONE	$3,930,186	$3,809,088	$3,629,698
Directory	44,651	58,067	88,531

Total	$3,974,837	$3,867,155	$3,718,229

Sales to Significant Customers

The Company had one customer, AT&T, which accounted for at least ten percent of its total revenue in each of fiscal years 2018, 2017 and 2016. The percentage of revenue from this customer out of total revenue during fiscal years 2018, 2017 and 2016 was 27%, 33% and 33%, respectively.

Note 22 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2018
Revenue	$1,002,588	$1,002,198	$992,340	$977,711
Operating income	68,819	105,518	131,827	122,143
Net income	44,266	91,530	101,727	116,873
Basic earnings per share	0.31	0.64	0.71	0.81
Diluted earnings per share	0.31	0.64	0.70	0.80
2017
Revenue	$979,724	$966,695	$966,009	$954,727
Operating income	132,047	129,912	133,781	121,593
Net income	107,209	119,264	112,560	97,793
Basic earnings per share	0.74	0.82	0.77	0.67
Diluted earnings per share	0.73	0.81	0.76	0.66

Note 23 — Subsequent Event

In October 2018, the Company settled a long-running legal dispute which was disclosed under the non-recurring charges in fiscal year 2018. In November 2018, the company paid this settlement in total amount of $50,000, see also Note 16.

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Accounts Receivable Allowances		Valuation Allowances on Net Deferred Tax Assets
Balance as of October 1, 2015	$33,837		$112,165
Charged to costs and expenses	24,004		13,800
Charged to other accounts	1,415		826
Deductions	(19,744	)(2)	(29,921	)(1)

Balance as of September 30, 2016	39,512		96,870
Charged to costs and expenses	17,282		16,425
Charged to other accounts	1,985		5,000	(3)
Deductions	(30,053	)(5)	(23,722	)(4)

Balance as of September 30, 2017	28,726		94,573
Charged to costs and expenses	6,134		18,173
Charged to other accounts	1,226		6,121	(3)
Deductions	(14,875	)(6)	(6,140)

Balance as of September 30, 2018	$21,211		$112,727

(1)

$9,231 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(2)	$12,727 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.

(3)	Includes valuation allowances on deferred tax assets incurred in connection with an acquisition.

(4)

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

(6)	$6,659 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.