Form 20-F
period 2019-09-30
AMDOCS LTD
filed 2019-12-16
CIK 1062579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2019

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

Ordinary Shares, par value £0.01	134,773,123(1)
(Title of class)	(Number of shares)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

(1)

Net of 142,374,728 shares held in treasury. Does not include 6,941,175 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our stock option plan or by companies we have acquired.

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products, refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2019 as “fiscal 2019.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2019 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.

The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2019	2018	2017	2016	2015
	(in thousands, except share data)
Statement of Operations Data:
Revenue	$4,086,669	$3,974,837	$3,867,155	$3,718,229	$3,643,538
Operating income	569,746	428,307	517,333	483,141	515,948
Net income	479,446	354,396	436,826	409,331	446,163
Basic earnings per share	3.49	2.49	2.99	2.74	2.89
Diluted earnings per share	3.47	2.47	2.96	2.71	2.85
Dividends declared per share(1)	1.105	0.970	0.855	0.755	0.665

	2019	2018	2017	2016	2015
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$471,632	$519,216	$979,608	$1,095,723	$1,354,012
Total assets	5,292,826	5,347,815	5,279,380	5,331,355	5,324,652
Long-term obligations
Convertible senior notes(2)	—	—	—	—	571
Equity	3,542,466	3,492,042	3,574,070	3,453,561	3,406,842

(1)

In the fourth quarter of fiscal 2012, we instituted a discretionary quarterly cash dividend program in the amount of $0.13 per share, with the first payment in the first quarter of fiscal 2013. In January 2014, January 2015, February 2016, January 2017, January 2018 and January 2019, our shareholders approved increases in the rate of the quarterly cash dividend to $0.155 per share, $0.17 per share, $0.195 per share, $0.22 per share, $0.25 and $0.285, respectively. In November 2019, our Board of Directors approved, subject to shareholders approval at the January 2020 annual general shareholders meeting, an increase in the rate of the quarterly cash dividend to $0.3275 per share.

(2)

On September 6, 2016 (the “Redemption Date”), we redeemed all of our outstanding convertible notes due 2024 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest up to, but excluding, the Redemption Date.

	Ordinary Shares		Additional Paid-In Capital	Treasury Stock
	Shares	Amount
	(in thousands)
Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2016	147,134	$4,377	$3,322,789	$(4,024,527)

Employee stock options exercised	2,220	28	87,948	—
Repurchase of shares(1)	(5,519)	—	—	(340,597)
Tax benefit from equity-based awards	—	—	3,611	—
Issuance of restricted stock, net of forfeitures	556	5	—	—
Equity-based compensation expense related to employees	—	—	44,539	—

Balance as of September 30, 2017	144,391	$4,410	$3,458,887	$(4,365,124)

Employee stock options exercised	1,800	24	81,262	—
Repurchase of shares(1)	(6,337)	—	—	(419,228)
Issuance of restricted stock, net of forfeitures	323	2	—	—
Equity-based compensation expense related to employees	—	—	47,476	—

Balance as of September 30, 2018	140,177	$4,436	$3,587,625	$(4,784,352)
Employee stock options exercised	874	11	41,487	—
Repurchase of shares(1)	(6,656)	—	—	(398,057)
Issuance of restricted stock, net of forfeitures	378	5	—	—
Equity-based compensation expense related to employees	—	—	38,550	—

Balance as of September 30, 2019	134,773	$4,452	$3,667,662	$(5,182,409)

(1)

From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On November 8, 2017, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. In April 2018, we completed the repurchase of the remaining authorized amount of ordinary shares under the February, 2016 plan and began executing repurchases under the November 2017 plan. In fiscal year 2019, we repurchased approximately 6.7 million ordinary shares at an average price of $59.79 per share (excluding broker and transaction fees). The November 2017 plan permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. As of September 30, 2019, we had remaining authority to repurchase up to $239.2 million of our outstanding ordinary shares under the November 2017 plan. On November 12, 2019, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date which brings the unused authorization as of September 30, 2019 to $1,039.2 million. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Risk Factors

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

We provide software and services primarily to service providers in the communications industry, and our business is therefore highly dependent upon conditions in that industry. Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice, video and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. These conditions have reduced, and may continue to reduce, the growth rates that the communications industry had previously experienced and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. Industry consolidation involving our customers, which has been significant in recent years, may place us at risk of losing business to the incumbent provider to one of the parties to the consolidation or to new competitors. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Continuing uncertainty as to the pace of economic recovery following such economic downturns may have adverse consequences for our customers and our business.

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

Our products and services, including our cloud offerings, store, retrieve, and manage our customers’ information and data, as well as our own data. We have a reputation for secure and reliable product offerings and related services and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external data that we manage. Despite our efforts to implement security measures, we cannot guarantee that our systems are fully protected from vulnerabilities related to IT-related viruses, worms and other malicious software programs, attacks, break-ins and similar disruptions from unauthorized tampering by computer hackers and others. Increasing sophistication and frequency of cybersecurity incidents could mean that we might not discover a security breach or a loss of information for a significant amount of time after the breach, and might not be able to anticipate attacks or implement sufficient mitigating measures. Such cybersecurity incidents could include, but not limited to, an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. “Phishing” and other types of attempts to obtain unauthorized information or access are often sophisticated and difficult to detect or defeat. In addition, security measures in our products and services may be penetrated or bypassed by computer hackers and others who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks, data or systems. These actors may use a wide variety of methods, which may include developing and deploying malicious software to attack our products and services and gain access to our networks and datacenters, using social engineering techniques, or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. This is also true for third party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner or employee error or malfeasance and third parties may attempt to fraudulently induce customers, partners, employees or suppliers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information, of us, our partners or our customers.

If a cyber-attack or other security incident (for example phishing, advanced persistent threats, or social engineering) were to result in unauthorized access to, or deletion of, and/or modification and/or exfiltration of our customers’ data, other external data or our own data or our IT systems or if the services we provide to our customers were disrupted, customers could lose confidence in the security and reliability of our products and services, including our cloud offerings, and perceive them not to be secure. This in turn could lead to fewer customers using our products and services and result in reduced revenue and earnings. The costs we would incur to address and fix these security incidents would increase our expenses. These risks will increase as we continue to grow our cloud solutions and network offerings and store and process increasingly large amounts of data, including personal information and our customers’ confidential information and data and other external data, and host or manage parts of our customers’ businesses in cloud-based IT environments. In addition, we have acquired certain companies, products, services and technologies over the years and have partnered with other companies for certain of our other offerings. While we make significant efforts to address any IT security issues with respect to our acquired companies and partners, we may still inherit such risks when we integrate these companies, products, services and technologies or work with our partners.

Any of the events described above could cause our customers to make claims against us for damages allegedly resulting from a security breach or service disruption, which could adversely affect our business, results of operation and financial condition.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (GDPR), which regulates the use of personally identifiable information, went into effect in the European Union (EU) on May 25, 2018, applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR also affects our role as product developers, as we are required to adopt “privacy by design” principles in order to address our customers’ need to apply privacy adequate solutions when handling their subscribers’ data. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Additionally, new local privacy laws have been enacted recently as part of an overall trend, including in the Philippines, U.S.A and Brazil. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers. In addition, Guernsey has introduced legislation similar in form to the GDPR, the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) which will apply globally in a similar fashion as the GDPR to our activities conducted from and within Guernsey.

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

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 23% and 27% of our revenue in fiscal years 2019 and 2018, respectively. We cannot assure you that our revenues from AT&T will remain the same or grow in future years. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 65% of our revenue in fiscal year 2019 and 66% in fiscal year 2018. The loss of any significant customer, including as a result of industry consolidation involving our customers, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances (such as financial condition and market position) or other factors could harm our results of operations and financial condition. For example, in April 2018, T-Mobile and Sprint entered into a definitive agreement to merge, subject to regulatory approvals and other closing conditions, and we cannot predict all possible outcomes resulting from the proposed merger, or from other current and potential customer consolidation activities. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

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

At times, we have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue to occur. Fluctuations may result from many factors, including:

•	the size, timing and pace of progress of significant customer projects license and service fees, and sales of partners software and hardware,

•	delays in or cancellations of significant projects and activities by customers,

•	changes in operating expenses,

•	increased competition,

•	changes in our strategy,

•	personnel changes,

•	foreign currency exchange rate fluctuations,

•	penetration of new markets, regions, customers and domains, and

•	general economic and political conditions.

Generally, our revenue relating to software licenses that require significant customization, modification, implementation and integration is satisfied over time as work progresses. Given our reliance on a limited number of significant customers, our quarterly results may be significantly affected by the size and timing of customer projects and our progress in completing such projects.

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

Our cash, cash equivalents and short-term interest-bearing investments totaled $472 million, as of September 30, 2019. Our short-term investments, if applicable, generally consist primarily of bank deposits, corporate bonds, money market funds, U.S. government treasuries, and U.S. agency securities. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.

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

Of the development centers we maintain worldwide, two of our largest development centers are located in Israel and India. In Israel, the centers are located in several different sites, and approximately 20% of our workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We maintain contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to several of our other sites both within and outside of Israel. Implementation of these plans could disrupt our operations and cause us to incur significant additional expenditures, which could adversely affect our business and results of operations.

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

Software developers, including us, have been and are becoming increasingly subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. In addition, patent infringement claims are increasingly being asserted by patent holding companies, which do not use the technology subject to their patents, and whose sole business is to enforce patents against companies, such as us, for monetary gain. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. For example, during fiscal year 2019 we paid the settlement amount of $50 million and $5 million in legal and other fees which were accrued as of September 2018, in connection with a lawsuit against certain of our subsidiaries alleging breach of contract and trade secret misappropriation. See “Legal Proceedings” for further details. We also support service providers and media companies with respect to digital content services, which could subject us to claims related to such services. Our entry into the digital content services market has also subjected us to possible claims of infringement of the ownership rights to media content, for example, as well as to direct legal claims from retail consumers arising from the delivery of such services.

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

There can be no assurance that our effective tax rate of 15.6% for the year ended September 30, 2019 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Any changes in tax laws could have an adverse impact on our financial results.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s ‘multilateral convention’ to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s ‘Anti Tax Avoidance’ Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. Further, in January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two ‘pillars’. The first ‘pillar’ attempts to reach an international consensus on the allocation of international taxing rights in light of the challenges posed by the digitization of the economy. The second ‘pillar’ will focus on remaining BEPS issues. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate might increase their audit activity and might seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. In addition, following the screening by the EU Code of Conduct Group on Business Taxation (“COCG”) of third country jurisdictions to assess their compliance for tax purposes, Guernsey was found to be a co-operative jurisdiction. However, the COCG has requested that Guernsey, along with a number of other jurisdictions, take further steps to ensure that its tax system does not facilitate offshore structures which attract profits without real economic activity. Legislation introducing economic substance requirements for companies in the Crown Dependencies was approved by the respective parliaments in December 2018. The legislation applies to all companies resident for tax purposes in the Crown Dependencies and is effective for accounting periods commencing on or after January 1, 2019. The regulations require companies to demonstrate that they have sufficient substance in Guernsey via a series of requirements, or tests. Amdocs is monitoring the developments closely to ensure that the Company is compliant with the various requirements.

Further, the recently enacted U.S. Tax Cuts and Jobs Act of 2017 (the Tax Act) significantly changed how corporations are taxed in the United States. The application of the Tax Act is subject to certain uncertainties. The Tax Act includes certain provisions that may increase our overall tax liabilities. Certain provisions of the Tax Act have applied to us from fiscal year 2018, while other provisions of the Tax Act have become applicable to us from our fiscal year 2019. We have implemented certain steps to optimize our global tax structure, but there can be no assurance that our global tax liabilities would not increase as a result of the Tax Act. In addition, due to the uncertainty involved in applying certain provisions of the Tax Act to our group, we made reasonable estimates for the effects on our financial statements. The U.S. Treasury Department, the Internal Revenue Service and other standards-setting bodies may issue guidance on how the provisions of the Tax Act will be applied that is different from our interpretation. The Tax Act requires complex computations not previously required or produced, and significant judgments and assumptions in the interpretation of the law were made in producing our provisional estimates. As we continue our analyses, and interpret any additional guidance, we may adjust the provisional amounts we have recorded, and those adjustments may materially impact our provision for income taxes in the period in which the adjustments are made.

The market price of our ordinary shares has and may continue to fluctuate widely.

The market price of our ordinary shares has from time to time fluctuated widely and may continue to do so. Many factors could cause the market price of our ordinary shares to rise and fall, including:

•	market conditions in the industry and the economy as a whole,

•	variations in our quarterly operating results,

•	changes in our backlog levels,

•	announcements of technological innovations by us or our competitors,

•	announcements by any of our key customers,

•	introductions of new products and services or new pricing policies by us or our competitors,

•	trends in the communications, media or software industries, including industry consolidation,

•	acquisitions or strategic alliances by us or others in our industry,

•	changes in estimates of our performance or recommendations by financial analysts, institutions and other market professionals

•	changes in our shareholder base, and

•	political developments in the Middle East or other areas of the world.

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

As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and other digital offerings, software design and development and the media and entertainment domain. In January 2016, we acquired cVidya Networks, Inc., a vendor of revenue assurance and fraud management solutions, which adds to our capabilities in the area of revenue guard and fraud management. Additionally, in September 2016, we acquired Vindicia, Inc., a software-as-a-service subscription management and payment solution provider, BriteBill Group Limited, a provider of personalized digital interactive billing services and Pontis, Inc., a provider of contextual digital engagement solutions, enabling us to expand our digital offerings. In July 2017, we acquired Kenzan Media, LLC, a software engineering services company that provides customized, end-to-end solutions focusing on digital transformation, and platform-as-a-service and cloud-native application development using DevOps and microservices. In November 2017, we acquired projekt202, a leader in experience-driven software design and development. In February 2018, we acquired Vubiquity, a leading provider of premium digital content services and technology solutions, in order to further expand our capabilities in the world of media and entertainment which is increasingly converging with our traditional domain of communications. Also in February 2018, we acquired UXP Systems, a leader in user lifecycle management, to enhance our capabilities around digital identity, user entitlements, personalization, and privacy, including consent management. In August 2019, we acquired TTS Wireless, a provider of mobile network engineering services, specializing in network optimization and planning, to further expand our 5G capabilities and help operators accelerate and simplify deployment of 5G networks with comprehensive network rollout solutions.

As the result of our organic growth and acquisitions, our workforce has increased over the last three years from an approximate average workforce of 24,237 in fiscal 2017 to 24,516 in fiscal 2019. In the past, our workforce has fluctuated with changes in business conditions.

Our principal capital expenditures for fiscal 2019 and 2018 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $110 million and $118 million, respectively and the development of our new campus in Israel for which we spent approximately $7 million (which is net of proceed of $9.7 million relating to refund of betterment levy) and $96 million, respectively. In 2017, our principal capital expenditures have been for computer equipment in our operating facilities and development centers, for which we spent approximately $114 million.

Business Overview

Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Our customers include some of the largest telecommunications companies in the world (including America Movil, AT&T, Bell Canada, Singtel, Sprint, Telefonica, Telstra, T-Mobile and Vodafone), as well as cable and satellite providers (including Altice USA, Charter, Comcast, DISH, J:COM, Rogers Communications and Sky), small to midsized communications businesses and mobile virtual network enablers/mobile virtual network operators and directory publishers and other providers of media and other services. Amdocs also has technology and distribution ties to more than 600 content creators to bring premium content to over 1,000 video distributors worldwide, including Verizon, Turner and Warner Bros.

Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers. Our offerings are based on a product and services mix, using technologies and methodologies such as cloud, microservices, DevOps, open source, bimodal operations, Site Reliability Engineering (SRE) and increasing amounts of automation through standard information technology (IT) tools, open APIs and artificial intelligence. As a result, our offerings enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data and content, support new business models and generally enhance their understanding of their customers. Our technology, design-led thinking approach and expertise help service providers to further transform into digital service providers, enhance their entertainment offerings, and serve their customers across all channels. In order to fulfill our responsibilities to our customers, we sometimes engage third-party vendors and system integrators providing complementary products and services, including hardware and software.

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

We invest time and resources to identify and address cybersecurity risks, including risks that our customers face with regard to our systems, products or services. We have established policies and procedures, based on industry best practices, to protect the integrity and security of our products and services. We work with our customers and use overlapping controls to defend against cybersecurity attacks and threats on networks, end-user devices, servers, applications, data and our cloud solutions. In addition, we utilize a combination of educational tools to foster a culture of security awareness and responsibility among our workforce.

In addition to the business value we provide to our customers, we also aim to create value for society: we believe we are a leading provider of sustainable products and services. For example, our network functions virtualization and orchestration solutions are designed to help service providers shift away from costly, space and energy-consuming hardware components, by delivering software-driven capabilities; our mobile financial services solutions are designed to help the unbanked and underbanked to manage their finances, transfer money, shop, buy and pay bills using just their phone, and our eSIM platform enables service providers and users to simply and digitally activate connected devices without the production, transportation and manual processes associated with traditional connectivity. We also take consumer privacy and security seriously and have made it a priority to address the impact of our products and services on both, in order to meet consumer expectations, as well as regulatory demands.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States and have operations in North America, Europe, Israel, Latin America, Africa and the Asia-Pacific region.

Industry Background

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation, network virtualization, and consolidation within the industry will continue. This is due to service providers seeking to become full-service integrated carriers, providing their customers with a rich portfolio of offerings including core communications; media, advertising and entertainment; enterprise enablement; Internet of Things (IoT) and digital lifestyle services. The smartphone and associated communications and entertainment apps, other connected devices such as tablets, e-readers, wearables, and improvements in IoT technology continue to drive unprecedented growth in the demand for multi-modal customer engagement capabilities and data. In response to the demand for digital experiences, service providers are continuing to focus on providing digital services, as well as enriching their offerings with integrated partner services. Service providers are also beginning to introduce 5G, investing in their networks, and virtualizing them, to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services.

OTT-focused players and device manufacturers continue to penetrate the communications market and are also competing for customer attention in the entertainment market, while traditional content creators are looking to stream their content direct-to-consumer (D2C). Additionally, social networks such as Facebook and Twitter, alongside OTT-focused players such as Snapchat and WhatsApp, have become widely-accepted alternatives to traditional voice communications and are also providing video streaming services. To meet the challenges from new competitors, service providers are developing cooperative partnerships with OTT-focused players to improve the customer experience as well as vertically integrating with content creators. Pay TV providers are moving toward more OTT and on-demand video services in their need to respond to customers’ on-demand experience expectations. As the business-to-consumer (B2C) domain is crowded with disruptors and heightened competition from OTT players, service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide IoT services to new vertical market segments, such as the home, health and automotive industries.

To capture new revenue streams, service providers are expanding within existing and non-traditional business models and deploying new network technologies such as 5G. We believe service providers will continue to place an emphasis on network virtualization and on modernization and transformation projects for their networks and operational and business systems as they seek to offer innovative new services for both enterprise customers and individual consumers and monetize these new capabilities.

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

•

Focus on the Communications and Media Industry. We focus our resources and efforts primarily on providing customer experience solutions to service providers in the communications and media industry. We consider our longstanding and continuing focus on this industry a competitive advantage. This strategy has enabled us to develop the specialized industry know-how and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive solutions required by the leading wireless, wireline, broadband, cable and satellite companies as well as provide targeted point solutions for service providers of all sizes. These strengths have enabled us to diversify our customer base and expand our offering domains and may continue to provide us with opportunities to expand within other vertical segment markets.

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

•

Continued Expansion into New Geographies and Emerging Markets. We seek to grow our customer base by expanding into new markets inside the regions we currently serve and serving the needs of service providers operating in emerging markets. While we have a strong presence overall in developed markets such as Europe, there are countries in which we believe we can further expand our presence. In fiscal 2019, for example, we succeeded in growing our activities in the Italian market. We are also in the Russian market and expanding our presence in other geographies such as Africa. In emerging markets, prepaid subscriber growth remains high and average revenue per user remains relatively low in comparison to more developed markets. In order to increase subscriber revenue, service providers are focusing on customer experience and on increasing capacity, particularly for data and content offerings, as key competitive differentiators. Our existing and prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus to customer experience and on increasing bandwidth and providing content helps to create the wide spectrum of emerging market service providers that require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience solutions.

•

Provide Customers with an Open and Dynamic Portfolio. With amdocsONE, we seek to provide our customers with an open and dynamic portfolio, available on an open, modular, cloud-native architecture and deployed using best practice DevOps to help them deliver a customer experience that is simple, personal and valuable at every point of service. We provide solutions across digital business systems and legacy business and operational support systems (BSS/OSS) and network domains and multiple lines of business, including wireline, wireless, broadband, cable, satellite services and digital services. Integration of our systems is achieved through a central, cloud-native catalog, built on an open, API-first and microservices-based approach to enable third-party integration. We believe that our ability to provide a broad, open, dynamic and modular portfolio helps position us as a strategic partner for our customers as they continue to transform into digital service providers and provides us with multiple avenues for strengthening and expanding our ongoing customer relationships.

•

Expand Our Managed Services Capabilities. We seek to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our mandate can extend across the service provider’s entire IT and network environment and encompass key business process operational needs. Many of these projects involve what we call managed transformations: a multi-year project in which we modernize legacy systems while operating them, and then continue to provide managed services once the transformation is complete. Our customers receive predictable service levels based on agreed-upon key performance indicators, as well as improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems, as well as an improved end-user experience, so they can focus on their own internal strengths and strategy to grow their business, leaving system concerns to us. Managed services also benefit us, as they can be a source of predictable revenue and long-term relationships.

•

Develop and Maintain Long-Term Customer Relationships. We seek to develop and maintain long-term, mutually beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to our customers’ needs. We believe these relationships can lead to additional product and services sales, including products and services from recent acquisitions which have expanded our offering, as well as ongoing, long-term support, system enhancement, modernization and maintenance and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships and the recurring revenue that such relationships produce provide a competitive advantage for us.

amdocsONE

In the second quarter of fiscal 2018, we relaunched our business offerings as amdocsONE. amdocsONE is designed to meet the challenges facing our customers as they transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. It enables modular expansion as a service provider evolves, ensuring low-cost and reduced-risk implementations, while its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevOps. With amdocsONE’s modular structure, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market. In the third quarter of fiscal 2019, we released the amdocsONE summer edition, a seasonal update consolidating the latest developments and innovation practices across the various portfolio domains.

As part of amdocsONE, we offer a comprehensive line of services designed to address every stage of a service provider’s lifecycle, from planning, delivery and implementation to ongoing support. Our services include end-to-end systems integration services, managed services, testing (which we refer to as quality engineering), data and intelligence services, cloud services, digital business operations and consulting services. Using artificial intelligence and predictive analytics, as well as automation and machine learning, our managed services enable faster time to market for new services as well as the cost-effective management of existing offerings. Our adoption of SRE methodology helps provide more agile and reliable operations and also includes dedicated tools that automate tasks that would traditionally require various software development skills. Managed services provide multi-year, flexible and tailored managed services across all verticals, managing IT, business processes and applications services, including application development and maintenance, operations, IT and infrastructure hosting, cloud services and legacy modernization. Our professional services are designed to assist customers in the selection, implementation, operation, management, modernization and maintenance of their IT, network and content systems. As a lead systems integrator, we assume end-to-end responsibility to monitor, manage and deploy the overall development and integration activities of Amdocs and third-party vendors throughout the transformation lifecycle and business as usual state.

Meeting our Customers’ Business Imperatives

amdocsONE consists of a combination of software and services that address service providers’ business and operational needs. Our software and services solutions support the full span of the customer relationship.

The key service provider business imperatives addressed by amdocsONE are:

•

Consumer experience and monetization: Our cloud-native modular solutions are designed to address service providers’ need to differentiate in a hyper-competitive consumer market, as disruptors continuously emerge, and consumer expectations are ever-changing. We support service providers in their goals to grow loyalty by personalizing care and commerce and to provide a seamless digital experience across all channels. Our digital-native platform is designed to enable service providers to modernize their customer experience and monetization systems on the cloud. Our 5G-ready, cloud-native monetization offerings enable service providers to launch new types of multi-play, multi-partner offers, with the flexible payment methods needed to capture new revenues in the digital economy.

•

Media and digital services: Our solutions are designed to enable service providers to build rich, premium content offerings for their customers, accessing large libraries of premium licensed content, securely processed and distributed across any channel, device type or geography. Through content aggregation, localization and compliance management, metadata creation, encoding, distribution, asset management and delivery, our solutions help service providers and premium content owners monetize content through a variety of commercial models. Our solutions enable service providers to monetize OTT offerings by providing full partner lifecycle management, including onboarding, revenue sharing, settlement and reporting, along with a complete set of subscription and digital identity management capabilities.

•

Enterprise and connected society: These offerings allow service providers to drive better experiences across their B2B customer journeys and accelerate growth by offering services beyond connectivity. At the sales phase, our lead-to-order solution facilitates, secures and helps process opportunities into orders. Our configure-price-quote systems supports generating accurate and validated quotes and once the customer order is placed, our zero-touch ordering and fulfillment solutions eliminate manual handling and order fallouts. When the order relates to connectivity, our solutions boost the time to activation – whether for traditional connectivity such as fiber, mobile such as eSIM, or new generation connectivity such as SD-WAN. Our NFV/SDN offering includes a large partner ecosystem of virtual network functions (VNFs) and provides upsell opportunities with services such as security, web filtering or vCPE. Our full business enablement suite for enterprise customers also includes functions such as white-label billing, settlement or partner management as well as a large portfolio of competencies to support migration to cloud-native, microservices-based environments.

•

Open cloud networks: These offerings comprise standards-based software solutions to enable service lifecycle management across hybrid physical, virtual and cloud networks, allowing service providers to automate network operations and simplify the introduction of NFV and value-added services into existing and next generation networks, including 5G and edge-computing systems. Amdocs NFV powered by ONAP (the Linux Foundation’s Open Network Automation Platform) features software and services capabilities to orchestrate multi-vendor VNFs over virtual infrastructures and public clouds such as Amazon Web Services (AWS) and Microsoft Azure, automating VNF onboarding to enable the design, testing and launching of new network services in weeks rather than months, and supporting a live view of services and resources. The Amdocs Open 5G suite of solutions enables service providers to deploy, manage and monetize 5G networks. We also provide operational support systems for fixed line, broadband, wireless and cable TV networks. The offerings facilitate network operational processes, including network planning and rollout across multiple technologies such as fiber, small cell and LTE, essential for 5G readiness, service fulfillment and assurance, inventory management, order orchestration and activation of new services through automation. Our integrated suite of network optimization software and services is designed to help service providers plan, build, launch, manage and optimize their mobile networks. Vendor and technology agnostic, this offering affords service providers the analytics and services capabilities needed to maximize network investments, accelerate and automate the roll out and upgrade of network technologies, and optimize network performance and capacity.

•

New domains and disruptions: These offerings enable service providers to expand into new domains and disrupt traditional practices. Our eSIM cloud platform enables service providers to launch IoT solutions, while our advanced cyber-security service helps protect and manage enterprises. We also enable innovative commerce and payment solutions with our mobile financial services and help service providers become a truly data-driven organization with offerings for data management, data analytics and customer journey management and recommendations.

•

Services and hybrid operations: Our solutions are designed to enable service providers to introduce intelligence and automation into their operations to accelerate innovation, agility and efficiency; optimize data for intelligence-driven analytics; effectively manage multi-dimensional, dynamic hybrid operations; embark on their cloud and IT modernization paths and prevent revenue loss. Using open source, third–party solutions and Amdocs’ unique IP, including tools and methodologies around artificial intelligence, SRE, predictive analytics and machine learning, these services span both Amdocs products and third-party software and can be rapidly deployed through DevOps capabilities and are focused on delivering clear business value as well as reducing costs.

Our broad suite of services, which also form part of amdocsONE, range from advisory services through solution development and business operations to managed services and training, and the extent of services provided varies from customer to customer. Our services engagements can range in size and scope and include advising customers on business and technical strategy, designing and implementing particular business solutions, managing specific business operations processes, adopting DevOps, migrating applications to the cloud and orchestrating large-scale transformation projects. We also provide end-to-end application development and maintenance, from ideation to deployment, managing all steps of the development lifecycle, supporting bi-modal development methodologies, as well as ongoing maintenance. In addition, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support, or to act as a lead systems integrator for post-production activities that may include interfaces with third-party and legacy systems. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support delivered and provide us with recurring revenue.

Our key services are:

•

Managed Services — We seek to transform traditional managed services towards autonomous operations, while continuing to manage legacy systems. This includes rapid deployment of new services through DevOps capabilities, modernization of legacy systems, cloud and infrastructure services, while maintaining ongoing IT operations. Using open source, third–party solutions and Amdocs’ unique IP around artificial intelligence, predictive analytics and machine learning, as well as a unique adaptation of SRE methodologies, this suite of services spans both Amdocs products and non-Amdocs, third-party software.

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

•

Quality Engineering Services — We offer industry-specific quality assurance services, and a global presence, to help our customers reduce operational costs, enhance innovation and ensure the desired end-user experience, leveraging our advanced automation, intelligence and machine learning tools that form part of our 36ONE platform.

•

Cloud Services — We provide a set of services to help design, build, implement and manage cloud solutions, including through AWS and Microsoft Azure. These services include cloud consulting, which is primarily delivered by experts from our Kenzan acquisition. Our cloud migration services move applications and IT systems to the cloud, and also implement changes to processes, culture and teams, enabling our customers to leverage the capabilities of the cloud to meet their business goals. With data migration to the cloud, we help improve the accessibility of data to enable faster, timelier AI-driven analytics. This provides customers with the ability to better leverage their data, with more users having access to more data, thereby enabling greater value to be achieved through analytics.

•

Consulting Services — We provide business and top-level technology strategy consulting services for both Amdocs and non-Amdocs systems. Our consultants understand the service provider’s environment and bring with them the experience we accumulated when modernizing our own Amdocs product lines and re-skilling our people to master hybrids of the legacy and the new. Using expertise from recent acquisitions, we also provide experts in specific niches, such as the marketing consultancy practice acquired in the Pontis acquisition, the user experience (UX) experts from projekt202 and the digital software engineering and platform development experts from Kenzan.

•

Integration Services — We offer integration design and implementation services to help bridge between modern digital channels and a customer’s existing legacy back-end and third-party systems. We also offer a unique integration platform as a service (IPaaS) solution, which is a cloud, hybrid or on-premise integration platform built specifically for the unique challenges of the communications and media industry, enabling modernization with minimal impact on the systems of record and other legacy systems.

•

Data & Intelligence Services — We offer advanced, insightful data and analytics services, powered by our IP around customer data and our logical data model designed for the communications service provider. From strategy and consulting through optimizing and modernizing data ecosystems and migration to the cloud, our services deliver self-service business intelligence (BI) reporting, dashboards and efficient data monetization.

In addition, amdocsONE includes revenue guard services designed to ensure faster, more accurate detection and resolution of revenue leakage, fraud and cyber fraud; the BriteBill multi-channel bill presentment platform focused on providing clarity in billing, creating a digital engagement channel with customers, and generating upsell opportunities. We also provide advertising and media offerings for media publishers, TV networks, video streaming providers, advertising agencies and service providers. Our OpenMarket business provides A2P (application-to-person) text messaging solutions.

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

•

Open Source Software. Enabling rapid time to market and lower-cost functionality introduction, our software leverages open-source components to encourage standardization and improved quality where possible. Amdocs is playing a central role in the development of The Linux Foundation’s ONAP, an advanced open source solution for the telecommunications industry.

•	Service-Oriented Architecture. SOA enables improved flow of information, rapid function development, easier scaling and simplified introduction of new services.

Sales and Marketing

Our sales and marketing activities are primarily directed at major communications and media companies.

As a result of the strategic importance of our amdocsONE solutions to the operations of service providers, a number of constituencies within a customer’s organization are typically involved in purchasing decisions, including senior management, information systems personnel and user groups, such as the finance, customer service and marketing departments.

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and system integrators that provide complementary products and services. We also have value-added reseller agreements with leading hardware and software vendors. Our sales and marketing activities also support projects with partner companies, such as Amazon Web Services, Microsoft, Intel, Google, Redhat, Dell EMC and VMware, Adobe, Nokia, Hewlett Packard Enterprise and IBM.

Customers

Our target market is comprised of service providers in the communications and media industry that require customer experience solutions with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the industry and that our product offerings continue to address the market’s most sophisticated needs. We have a global orientation and customers in over 85 countries.

Our customers include service providers, such as:

A1 Bulgaria	POST Luxembourg
A1 Telekom Austria	Proximus
Airtel	Red Carpet Home Cinema
Altice SFR	Reliance Communications
Altice USA	Rogers Communications
America Movil	Rostelecom
Astro	Safaricom
AT&T	Sensis
AT&T Mexico	Singtel
Bell Canada	Sky Italia
Bharat Sanchar Nigam Limited	Smart
Botswana Telecommunications Corporation	Sprint
BT	Sunrise Telecom
Cable & Wireless	Telefónica Argentina
Capita Business Services	Telefónica Brasil (Vivo)
Cellcom	Telefónica Chile
CenturyLink	Telefónica Peru
Charter Communications	Telefónica SA
Claro Brasil	Telenet
Claro Chile	Telia Norway
Claro Dominican Republic	Telia Sweden
Claro Puerto Rico	Telkom South Africa
Comcast	Telkomsel
Deutsche Telekom	Telstra
Digital TV Cable	TELUS Communications

Dish Network	Three Ireland (Hutchison) Limited
EE	TIM
Elisa	TIM Brasil
EPIX (an MGM company)	T-Mobile US
Eros Now	True Corporation
FarEasTone	Turner
Foxtel	UPC Broadband
Globe Telecom	US Cellular
J:COM	UTS
Kazakhtelecom	VEON
Kcell	Verizon
KCOM	Viacom
KPN	Virgin Media
KT Corporation	Vodafone Germany
Kyivstar	Vodafone Hungary
M1	Vodafone Idea
Magyar Telekom	Vodafone Ireland
Maxis	Vodafone Italy
MTS	Vodafone Qatar
NFL Digital Media	Vodafone Romania
Oi	Vodafone Spain
Optus	Vodafone UK
Orange Belgium	VodafoneZiggo
Orange Spain	Warner Bros
PLDT	XL Axiata

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 23% and 27% of our revenue in fiscal 2019 and 2018, respectively. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 65% of our revenue in fiscal 2019 and 66% in fiscal 2018. See “Risk Factors — Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers could harm our results of operations.”

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2019	2018	2017
North America	63.2%	64.2%	65.9%
Europe	14.7%	14.4%	12.6%
Rest of the World	22.1%	21.4%	21.5%

Competition

The market for customer experience solutions in the communications and media industry continues to become more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of our customers, as well as independent competitors or new entrants that may compete broadly with us or in limited segments of our market, and can be generally categorized as follows:

•	providers of BSS/OSS and customer relationship management (CRM)/digital systems, including CSG International, Optiva, Oracle, Pegasystems, Salesforce, Vlocity and SAP;

•

system integrators and providers of IT services, such as Accenture, Cognizant, DXC Technology, IBM Global Services, Infosys, Tata Consultancy Services, Tech Mahindra and Wipro (some of whom we also cooperate with in certain opportunities and projects);

•

network equipment providers such as Ericsson, Huawei, Nokia Networks, and NEC and its subsidiary Netcracker (some of whom we also cooperate with in certain opportunities and projects and some of whom have also moved into the BSS/OSS space);

•

niche domain players, often start-up companies, who compete against particular parts of our portfolio, such as Matrixx, Openet in charging; Hansen (Sigma) in catalog; Aria, Stripe, Zuora in subscription billing; Forgerock and Okta in identity management; Deluxe Entertainment and iNDemand in Media.

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

•	continuing to design and develop solutions targeted specifically to the communications and media industry,

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market,

•

providing high-availability, high-quality, reliable, scalable, integrated and modular applications, leveraging cloud technology, artificial intelligence and new software development and deployment options,

•	providing flexible and tailored IT and business process outsourcing solutions and delivery models, and

•	offering customers end-to-end accountability from a single vendor.

Employees

We invest significant resources in the training, retention and motivation of high-quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background, business, management development and leadership. Our management development efforts are reinforced by an organizational structure that provides opportunities for talented managers to gain experience in general management roles. We also invest considerable resources in personnel motivation, including providing various incentive plans for sales staff and high-quality employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel and outstanding leaders. Moreover, we are committed to diversity and inclusion, believing a gender diverse, multi-cultural workforce spread across the globe provides strength and a competitive business advantage.

See “Directors, Senior Management and Employees — Workforce Personnel” for further details regarding our employees and our relationships with them.

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3.4 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India, Philippines, United Kingdom and Mexico. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of September 30, 2019:

Location	Area (Sq. Feet)
United States:
Champaign, IL	111,267
St. Louis, MO	56,215
Burbank, CA	56,005
Seattle, WA	27,157
Eldorado Hills, CA	9,817
Others	264,878

Total	525,339
Israel:
Ra’anana	901,327
Sderot	143,192
Nazareth	25,919
Others	5,436

Total	1,075,874
Canada:
Montreal	60,274
Toronto	44,470
Ottawa	40,422

Total	145,166
Cyprus (Limassol)	110,868
India:
Pune	892,178
Delhi	204,062
Mumbai	4,400

Total	1,100,640
Philippines	103,135
United Kingdom	75,875
Mexico	70,934
Other locations (21 countries)	201,109

Total	3,408,940

Our leases expire on various dates through 2035, not including various options to terminate or extend lease terms. In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that would be equally owned by the Company and Union for the purpose of acquiring land which the Company intends to use as the site for a new campus in Ra’anana, Israel that we believe will provide an advanced, optimal working environment that can meet the needs of Amdocs Israel and its employees, and support the Company’s future growth. The design for the new campus is in accordance with LEED requirements and includes advanced energy and water saving systems.

Equipment

We develop amdocsONE solutions over a system of UNIX, Linux, Windows servers owned or leased by us, as well as over cloud providers. We use a variety of software products in our development centers, including products by Microsoft, Oracle, Syncsort, Red Hat, CA, IBM, Hewlett-Packard or others. Our data storage is based mainly on equipment from EMC, NetApp, IBM, Hitachi and Hewlett-Packard.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications and media industry service providers in both developed countries and emerging markets. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that service providers seek to differentiate their offerings by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

We develop, implement and manage software and services designed to meet the business imperatives of our customers. Our technology, design-led thinking approach and expertise help service providers to further transform into digital service providers, enhance their entertainment offerings, and serve their customers across all channels. amdocsONE, our open and dynamic portfolio, enables service providers to accelerate their continuous digital transformation.

In a global communications and media industry impacted by unprecedented growth in data demand, an increasing number of connected devices, improvement in IoT technologies, and the rising influence of device makers, social networks and OTT players that bypass traditional service providers, consumers expect immediate and constant connectivity to a wide array of personalized services, information and applications. To capture new revenue streams, service providers are continuing to transform to become digital service providers, investing in their networks to meet the demand for increased bandwidth and are searching for ways to provide new services, particularly around content. We seek to address these market forces through a strategy of innovation from the network and digital business systems to the device and end user, leveraging cloud-native microservices technologies for high velocity time to market, delivering in fast DevOps sprints, with full accountability, to control costs, bring optimal scope and drive agility. Our goal is to supply cost-effective, modular, scalable and open software products and services that provide functionality and flexibility to service providers as they and their markets grow and change.

In part, we have sought, through acquisitions, to expand our service offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions (including our fiscal 2017 acquisition of Kenzan, our fiscal 2018 acquisitions of projekt202, UXP Systems and Vubiquity and our fiscal 2019 acquisition of TTS Wireless), which, among other things, we believe will enable us to expand our digital offerings, network capabilities and technological expertise. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths.

amdocsONE

Our amdocsONE portfolio consists of software and services that address service providers’ business and operational needs. Its open, modular and integrated solution set introduces a rich group of capabilities built on cloud-native, microservices and machine-learning technologies, and is delivered based on modern DevOps practices. amdocsONE is designed to meet the business imperatives of our customers who are transforming into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems.

Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting services, managed services, digital business operations, quality engineering services, cloud services, integration services and data and intelligence services. Our managed services provide multi-year, flexible and tailored business processes and applications services, including application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In fiscal 2019, customers in North America accounted for 63.2% of our revenue, while customers in Europe and the rest of the world accounted for 14.7% and 22.1%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States. Historically, AT&T has been our largest customer, accounting for 23% and 27% of our revenue in fiscal 2019 and 2018, respectively. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 65% of our revenue in fiscal 2019 and 66% in fiscal 2018. We believe that demand for our solutions is primarily driven by the following key factors:

•	Transformation within the communications and media industry, including:

•	continued transformation of service providers to digital service providers,

•	increasing use of communications and content services,

•	widespread access to content, information and applications,

•	continued growth in Latin America and Southeast Asia,

•	expansion into new lines of business,

•	consolidation among service providers in established markets, often including companies with multinational operations,

•	increased competition, including from non-traditional players,

•	continued bundling and blending of communications and entertainment, and

•	continued commoditization and pricing pressure.

•	Technology advances, such as:

•

wide-scale foundational technology changes including the leveraging of open-source, cloud-enabled and cloud-native operating infrastructure, microservices-based architecture, API-based ecosystems, and aggressive digital modernization transformations,

•

evolving service provider business models and opportunities like OTT partnerships, content development and offerings, advertising, enterprise and small- or medium-sized business modernization, and innovative consumer bundling solutions,

•	network evolution in order to support growing technology needs associated with Internet of Things (IoT), autonomous vehicles and augmented and virtual reality,

•	new communications technologies such as 5G wireless technology, eSIM, long range (LoRa), Narrowband IoT (NB-IOT, network functions virtualization (NFV), network automation and edge computing,

•	emerging initiatives like artificial intelligence, including machine learning (ML) and natural language processing (NLP) and blockchain.

•	Customer focus, such as:

•	the need for service providers to personalize the customer’s experience and provide contextual and personalized engagements at all points in their omni-channel customer journey,

•	increasing customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device, and

•	the ever-increasing expectations for service and support, including proactive multi-modal customer care and commerce.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating, introducing artificial intelligence, and integrating business processes that span service providers’ business systems and network solutions,

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS to introduce new services in a timely and cost-effective manner.

Revenue from managed services arrangements is a significant part of our business generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $2.25 billion and $2.05 billion of revenue in fiscal 2019 and 2018, respectively. In managed services contracts revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

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

Substantially all of our research and development expenditures are directed at our solutions. In recent years, we have also invested our research and development efforts in network control, optimization and orchestration and network functions virtualization technologies; applications to enable service providers to deploy and monetize technologies such as fiber, LTE, 5G, small cells and Wi-Fi; big data analytics and intelligence capabilities leveraging natural language processing and artificial intelligence toward consumer and business satisfaction, marketing effectiveness and network operations and experience; increased focused for the business segment, digital, commerce and entertainment domains, platforms for processing, distributing and monetizing content globally and on foundational technologies including microservices and cloud infrastructure readiness. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

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

Operating Results

The following table sets forth for the fiscal years ended September 30, 2019, 2018 and 2017, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Year Ended September 30,
	2019	2018	2017
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	64.9	65.3	64.8
Research and development	6.7	7.0	6.7
Selling, general and administrative	12.1	12.1	12.2
Amortization of purchased intangible assets and other	2.4	2.7	2.9
Non-recurring charges	—	2.1	—

	86.1	89.2	86.6

Operating income	13.9	10.8	13.4
Interest and other expense, net	0.0	0.2	0.1

Income before income taxes	13.9	10.6	13.3
Income taxes	2.2	1.7	2.0

Net income	11.7%	8.9%	11.3%

Fiscal Years Ended September 30, 2019 and 2018

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2019, compared to the fiscal year ended September 30, 2018. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2019	2018	Amount	%
	(In thousands)
Revenue	$4,086,669	$3,974,837	$111,832	2.8%
Operating expenses:
Cost of revenue	2,653,172	2,595,276	57,896	2.2
Research and development	273,936	276,615	(2,679)	(1.0)
Selling, general and administrative	492,457	481,093	11,364	2.4
Amortization of purchased intangible assets and other	97,358	108,489	(11,131)	(10.3)
Non-recurring charges	—	85,057	(85,057)	(100)

	3,516,923	3,546,530	(29,607)	(0.8)

Operating income	569,746	428,307	141,439	33.0
Interest and other expense, net	1,859	6,766	(4,907)	(72.5)

Income before income taxes	567,887	421,541	146,346	34.7
Income taxes	88,441	67,145	21,296	31.7

Net income	$479,446	$354,396	$125,050	35.3%

Revenue. Revenue increased by $111.8 million, or 2.8%, to $4,086.7 million in fiscal year 2019, from $3,974.8 million in fiscal year 2018. The increase in revenue was attributable to increased managed services including managed transformation activities. Revenue for the year ended September 30, 2019 increased by 4.1% compared to fiscal year ended September 30, 2018, excluding approximately 1.3% negative foreign exchange fluctuations impact, and was also positively affected by activities related to acquisitions completed in fiscal year 2018 and to a lesser extent 2019 acquisition.

In fiscal year 2019, revenue from customers in North America, Europe and the rest of the world accounted for 63.2%, 14.7% and 22.1%, respectively, of total revenue, compared to 64.2%, 14.4% and 21.4%, respectively, in fiscal year 2018. Revenue from customers in North America increased during the fiscal year 2019, while total revenue increased at a higher rate, which resulted in a decrease of revenue from customers in North America as a percentage of total revenue. The increase in revenue from customers in North America in absolute amounts was primarily attributable to higher revenue from key customers in North America as we support the continuous digital transformation of the region’s communications, Pay TV and media companies and by activities related to fiscal year 2018 acquisitions, partially offset by lower revenue with AT&T. Revenue from customers in Europe increased in fiscal year 2019, despite negative foreign exchange fluctuations, primarily as a result of higher revenue from development and modernization activities while we expand our presence in this region. Revenue from customers in the rest of the world increased in fiscal year 2019, despite negative foreign exchange fluctuations, as a result of our expansion and progress of managed transformations activities for customers in the rest of the world.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $57.9 million, or 2.2%, to $2,653.2 million in fiscal year 2019, from $2,595.3 million in fiscal year 2018. As a percentage of revenue, cost of revenue decreased to 64.9% in fiscal year 2019 from 65.3% in fiscal year 2018. The Cost of revenue increase was commensurate with revenue growth, excluding the impact of changes of certain acquisition-related liabilities measured at fair value recognized in the fiscal years 2019 and 2018 in total amount of $2.2 million and $17.7 million, respectively.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $2.7 million, or 1.0%, to $273.9 million in fiscal year 2019, from $276.6 million in fiscal year 2018. Research and development expense decreased as a percentage of revenue from 7.0% in fiscal year 2018, to 6.7% in fiscal year 2019. We continue to invest in our digital offering as well as our media offering, invest in our network related innovation and in developing cloud native offering. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $11.4 million, or 2.4%, to $492.5 million in fiscal year 2019, from $481.1 million in fiscal year 2018. The increase in selling, general and administrative expense was primarily attributable to changes in the accounts receivable allowances. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other decreased by $11.1 million, or 10.3%, to $97.4 million in fiscal year 2019, from $108.5 million in fiscal year 2018. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets, partially offset by an increase in amortization of intangible assets due to acquisitions completed in fiscal years 2019 and 2018.

Non-recurring Charges. There were no non-recurring charges in fiscal year 2019, while there were $85.1 million of such charges in fiscal year 2018. The non-recurring charges in fiscal year 2018 were primarily associated to a loss incurred to settle a long-running legal dispute and restructuring charges which were primarily associated with recently completed acquisitions and internal business realignment actions in North America. Please see Note 10 to our consolidated financial statements.

Operating Income. Operating income increased by $141.4 million, or 33.0%, to $569.7 million in fiscal year 2019, from $428.3 million in fiscal year 2018. Operating income increased as a percentage of revenue, from 10.8% in fiscal year 2018 to 13.9% in fiscal year 2019. The increase in operating income was attributable primarily to revenue growth surpassing operating expenses growth in fiscal year 2019 as well as non-recurring charges recognized fiscal year 2018. Negative foreign exchange impacts on our revenue were partially offset by the foreign exchange reduction impact on our operating expense, resulting in a negative impact on our operating income.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net loss of $6.8 million in fiscal year 2018 to a net loss of $1.9 million in fiscal year 2019. The decrease in Interest and other expense, was primarily attributable to the realized and unrealized net gains relating to minority equity investments.

Income Taxes. Income taxes for fiscal year 2019 were $88.4 million on pre-tax income of $567.9 million, resulting in an effective tax rate of 15.6%, compared to 15.9% in fiscal year 2018. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 11 to our consolidated financial statements.

Net Income. Net income increased by $125.1 million, or 35.3%, to $479.4 million in fiscal year 2019, from $354.4 million in fiscal year 2018. The increase in net income was primarily attributable to the increase in Operating Income partially offset by increase in Income Taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $1.00, or 40.5%, to $3.47 in fiscal year 2019, from $2.47 in fiscal year 2018. The increase in diluted earnings per share was primarily attributable to the increase in net income as well as to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 20 to our consolidated financial statements.

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

Non-recurring Charges. Non-recurring charges for fiscal year 2018 were $85.1 million, while there were no such charges in the fiscal year 2017. The non-recurring charges include a loss incurred to settle a long-running legal dispute and restructuring charges which were primarily associated with recently completed acquisitions and internal business realignment actions in North America. Please see Note 10 to our consolidated financial statements.

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

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $471.6 million as of September 30, 2019, compared to $519.2 million as of September 30, 2018. The decrease was mainly attributable to $398.1 million used to repurchase of our ordinary shares, $147.6 million of cash dividend payment, $128.1 million for capital expenditures, net, $60.6 million acquisition payment, $7.5 million contingent consideration payment from a business acquisition and $4.8 million payment to non-controlling interests, partially offset by $656.4 million in positive cash flow from operations and $41.5 million of proceeds from stock option exercises. Net cash provided by operating activities amounted to $656.4 million and $557.2 in fiscal years 2019 and 2018, respectively.

Our free cash for fiscal year 2019 was $528.3 million, is calculated as net cash provided by operating activities of $656.4 million for the period less $128.1 million for capital expenditures, net. Our normalized free cash flow for fiscal year 2019 was $613.5 million, is calculated as net cash provided by operating activities of $656.4 million for the period less $128.1 million for capital expenditures, net, excluding $55.0 million of payments related to the settlement of the legal dispute in the U.S. District Court in Oregon, $15.6 million of payments for the non-recurring charges for re-alignment actions in North-America, $7.7 million of payment of acquisition related liabilities and $6.9 million of the capital expenditures associated with the multiyear development of our new campus in Israel, (which is net of proceeds of $9.7 million relating to the refund of betterment levy).

Free cash flow and normalized free cash flow are non-GAAP financial measures and are not prepared in accordance with, and are not alternatives for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash flow and normalized free cash flow should only be reviewed in conjunction with the corresponding GAAP measures. We believe that the foregoing non-GAAP financial measures, when used in conjunction with the corresponding GAAP measure provide useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations, our current lines of credit and our ability to access capital markets will provide sufficient resources to meet our operational needs, fund the construction of the new campus in Israel, fund share repurchases and the payment of cash dividends for at least the next fiscal year.

As a general long-term guideline, we expect to retain a portion of our free cash flow to support the growth of our business, including possible mergers and acquisitions. In fiscal year 2020, we plan to return to shareholders roughly 100% of our normalized free cash flow (i.e. before capital expenditures associated with the multiyear development of our new campus in Israel and other items), subject to financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry condition, (see also Note 2 to our consolidated financial statements) through our ongoing share repurchase and dividend program. While having this plan in mind, our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments, if applicable, generally consist primarily of bank deposits, corporate bonds, money market funds, U.S. government treasuries, and U.S. agency securities. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive (loss) income, net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal years 2019 and 2018 we did not recognize credit losses. Please see Notes 5 and 6 to our consolidated financial statements.

Revolving Credit Facility, Letters of Credit and Guarantees. In 2011, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. In December 2014 and in December 2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on our credit rating. In March 2017, we borrowed an aggregate of $200.0 million under the facility and repaid it in April 2017. In March 2018, we borrowed an aggregate of $120.0 million under the facility and repaid it in April 2018. As of September 30, 2019, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of September 30, 2019, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $91.3 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

Acquisitions. During fiscal year 2019, we acquired TTS Wireless for approximately $50.0 million in cash and potential additional consideration based on the achievement of certain performance metrics. During fiscal year 2018, we acquired three technology companies to expand our digital and media offering: Vubiquity, projekt202 and UXP Systems (“UXP”), for the aggregate purchase price of $355.1 million in cash.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $128.1 million and included proceeds, of mainly $9.7 million relating to refund of betterment levy in fiscal year 2019. Our fiscal year 2019 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Regarding our expected investment in our new campus in Israel, please see Note 2 to our consolidated financial statements.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On November 8, 2017, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. In April 2018, we completed the repurchase of the remaining authorized amount of ordinary shares under the February, 2016 plan and began executing repurchases under the November 2017 plan. In fiscal year 2019, we repurchased approximately 6.7 million ordinary shares at an average price of $59.79 per share (excluding broker and transaction fees). The November 2017 plan permits us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate. As of September 30, 2019, we had remaining authority to repurchase up to $239.2 million of our outstanding ordinary shares under the November 2017 plan. On November 12, 2019, our Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date which brings the unused authorization as of September 30, 2019 to $1,039.2 million. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

Cash Dividends. Our Board of Directors declared the following dividends during fiscal years 2019, 2018 and 2017:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date

August 7, 2019	$0.285	September 30, 2019	$38.4	October 25, 2019
May 14, 2019	$0.285	June 28, 2019	$38.7	July 19, 2019
February 5, 2019	$0.285	March 29, 2019	$39.1	April 19, 2019
November 8, 2018	$0.250	December 31, 2018	$34.8	January 18, 2019

July 31, 2018	$0.250	September 28, 2018	$35.0	October 19, 2018
May 10, 2018	$0.250	June 29, 2018	$35.4	July 20, 2018
January 30, 2018	$0.250	March 30, 2018	$35.6	April 20, 2018
November 8, 2017	$0.220	December 29, 2017	$31.6	January 19, 2018

August 2, 2017	$0.220	September 29, 2017	$31.7	October 23, 2017
May 9, 2017	$0.220	June 30, 2017	$32.0	July 14, 2017
February 1, 2017	$0.220	March 31, 2017	$32.2	April 14, 2017
November 8, 2016	$0.195	December 30, 2016	$28.6	January 13, 2017

On November 12, 2019, our Board of Directors approved a quarterly dividend payment of $0.285 per share and set December 31, 2019 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 24, 2020. On November 12, 2019, our Board of Directors also approved, subject to shareholder approval at the January 2020 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.3275 per share, anticipated to be paid in April 2020.

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

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2019, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Pension funding	$12.4	$1.3	$3.8	$2.5	$4.8
Purchase obligations	96.5	60.9	35.2	0.4	—
Non-cancelable operating leases	331.6	69.0	144.4	44.0	74.2

Total	$440.5	$131.2	$183.4	$46.9	$79.0

As discussed in Note 2 to our consolidated financial statements, we purchased specific land to use as the future site of the new campus in Ra’anana, Israel and we are obligated to construct the campus. The total net investment we expect to make in connection with the construction of the new campus is estimated to be up to $350 million over a period of four to five years, starting with fiscal year 2018, out of which approximately $96 million was incurred in fiscal years 2018 by both us and our partner Union at equal portions (i.e. our net investment was approximately $48 million) and $7 million was incurred by us in fiscal year 2019. We expect to incur up to $120 million in fiscal year 2020. Due to the difficulty in determining the exact timing of the net investment in the years beyond fiscal year 2020, the obligations to construct the campus are not included in the above table. Please see Note 2 to our consolidated financial statements.

The total amount of unrecognized tax benefits for uncertain tax positions was $169.3 million as of September 30, 2019. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

Deferred Tax Asset Valuation Allowance

As of September 30, 2019, we had deferred tax assets of $85.5 million, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses. These deferred tax assets derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, see Note 11.

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

Revenue is recognized under the five-step methodology required under ASC 606, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these projects. Revenue from customization, implementation, modification and integration services is also recognized over the course of the projects. When total cost estimates exceed revenue in such project, the estimated losses are recognized immediately based upon the cost applicable to the project.

Contingent subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee.

Revenue from managed services arrangement is recognized for each individual performance obligation according to its relevant revenue category, including but not limited to, revenue from the management of a customer’s operations, revenue from projects and revenue from ongoing support services.

Typically, managed services arrangements include management of data center operations and IT infrastructure, which include third-party hardware and software, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility.

Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. Revenue from other ongoing services is recognized over time as services are preformed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services.

Revenue from third-party hardware sales is recognized upon delivery or installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which we control the third-party hardware and software before transferring them to the customer. In specific circumstances where we do not meet the above criteria, we recognize revenue on a net basis. In certain arrangements, we may earn revenue from other third-party services which is recorded at a gross amount as we control the services before transferring them to the customer.

We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy:

We evaluate contracts entered into at or near the same time with the same customer (or related parties of the customer) and determine if the contracts should be combined in accordance with the guidance for revenue recognition.

Significant portion of our revenue is recognized over the course of implementation and integration projects, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. The recognition of revenue over time requires the exercise of judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that a fee is not collectible, we exclude the relevant fee from transaction price.

Many of our agreements include multiple performance obligations. we allocate the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). We determine SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation sold separately, historical actual pricing practices and geographies in which we offer our services in accordance with ASC 606. The determination of SSP requires the exercise of judgement. If a specific performance obligation is sold for a broad range of amounts (that is, the selling price is highly variable) or if we have not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain), we apply the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs with any residual amount of transaction price allocated to the remaining specific performance obligation.

For transactions which involve third-party hardware, software and services, the determination of revenue recognition based on the gross amount or on a net basis requires the exercise of judgement in considering whether we control the third-party hardware, software or services prior to fulfilling the performance obligation.

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

We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2019, 2018 or 2017.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized, and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal years 2019, 2018 or 2017.

Derivative and Hedge Accounting

During fiscal years 2019, 2018 and 2017, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive income (loss). We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

Accounts Receivable Reserves

The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably assured. We evaluate accounts receivable to determine if they ultimately will be collected. Significant judgments and estimates are involved in performing this evaluation, which we base on factors that may affect a customer’s ability and intent to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. If the fee is not collectible at the time the transaction is consummated, we exclude the relevant fee from the transaction price. If we estimate that our customers’ ability and intent to make payments have been impaired, additional allowances may be required.

Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. As of December 5, 2019, our directors and officers were as follows:

Name	Age	Position
Robert A. Minicucci(1)(2)	67	Chairman of the Board
Adrian Gardner(1)	57	Director and Chairman of the Audit Committee
Julian A. Brodsky(3)	86	Director
James S. Kahan(3)	72	Director and Chairman of the Nominating and Corporate Governance Committee
Richard T.C. LeFave(1)(2)(4)	67	Director
Giora Yaron(4)	71	Director and Chairman of the Technology and Innovation Committee
Ariane de Rothschild(3)	54	Director
Rafael de la Vega(2)	68	Director and Chairman of the Management Resources and Compensation Committee
Eli Gelman(4)	61	Director
John A. MacDonald(2)(4)	66	Director
Shuky Sheffer	59	Director, President and Chief Executive Officer
Tamar Rapaport-Dagim	48	Chief Financial Officer and Chief Operating Officer
Rajat Raheja	50	Division President, Amdocs Development Center India Pvt. Ltd.
Matthew Smith	47	Secretary; Head of Investor Relations

(1)	Member of the Audit Committee
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

Adrian Gardner has been a director of Amdocs since 1998 and is Chairman of the Audit Committee. Mr. Gardner serves as Chief Operating Officer of Stonehage Fleming Family & Partners Limited, an international Multi-Family Office business, since October 2019. Mr. Gardner has served as a member of the Audit & Risk Committee of Worcester College, Oxford University since May 2017. From 2016 to 2019, Mr. Gardner served as Chief Financial Officer of Ipes Holdings Limited, a provider of outsourced services to private equity firms. From 2014 to September 2016, Mr. Gardner served as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm from 2011 until the acquisition in 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited, since renamed RSM UK Limited. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from 2007 to 2011. Mr. Gardner was Chief Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

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

James S. Kahan has been a director of Amdocs since 1998 and is Chairman of the Nominating and Corporate Governance Committee. From 1983 until his retirement in 2007, he worked at SBC Communications Inc., which is now AT&T, and served as a Senior Executive Vice President from 1992 until 2007. AT&T is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp. Mr. Kahan also serves on the Board of Directors of Live Nation Entertainment, Inc., a publicly-traded live music and ticketing entity, as well as one private company. Mr. Kahan’s long service at SBC Communications Inc. and AT&T, as well as his management and financial experience at several public and private companies, have provided him with extensive knowledge of the telecommunications industry, particularly with respect to corporate development, mergers and acquisitions and business integration.

Richard T.C. LeFave has been a director of Amdocs since 2011. Since 2008, Mr. LeFave has been a Principal at D&L Partners, LLC, an information technology consulting firm. Mr. LeFave served as Chief Information Officer for Nextel Communications, a telecommunications company, from 1999 until its merger with Sprint Corporation in 2005, after which he served as Chief Information Officer for Sprint Nextel Corporation until 2008. From 1995 to 1999, Mr. LeFave served as Chief Information Officer for Southern New England Telephone Company, a provider of communications products and services. Mr. LeFave has held the CISO position and duties for a U.S.-based manufacturing firm and attended Harvard Business School courses in Board Compensation and Audit Committee strategies. We believe Mr. LeFave’s qualifications to sit on our board include his extensive experience and leadership in the information technology and telecommunications industry.

Giora Yaron has been a director of Amdocs since 2009 and is Chairman of the Technology and Innovation Committee. Dr. Yaron co-founded Itamar Medical Ltd., a publicly-traded medical technology company, and has been its co-chairman since 1997 and since 2015, served as its chairman. Dr. Yaron provides consulting services to Itamar Medical and to various other technology companies. He co-founded P-cube, Pentacom, Qumranet, Exanet and Comsys, privately-held companies sold to multinational corporations. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology company and serves as one of its directors. Dr. Yaron served as a director of Hyperwise Security, a company focused on providing a comprehensive APT protection, which was sold to Checkpoint in early 2015, serves as Chairman of the Board at Excelero (ExpressIO), a company focused on providing ultra-fast block storage solution and Equalum focused on streaming in real-time changes from a variety of data bases to a unified platform for real-time Big Data Analytics. Since 2010, Dr. Yaron has been the chairman of The Executive Council of Tel Aviv University, an institution of higher education and a director of Ramot, which is the Tel Aviv University’s technology transfer company until 2015. Dr. Yaron has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008, and on the advisory board of the Israeli Ministry of Defense since 2011. Dr. Yaron served from 1996 to 2006 as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software company acquired by Hewlett-Packard, including as chairman from 2004 to 2006. We believe that Dr. Yaron’s qualifications to sit on our Board of Directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.

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

Rafael de la Vega has been a director of Amdocs since January 2018 and is Chairman of the Management Resources and Compensation Committee. Since 2017, he has served as the Chairman and Founder of the De La Vega Group, a consultancy and advisory services firm. From February 2016 to December 2016, Mr. de la Vega served as the Vice Chairman of AT&T Inc. and CEO of Business Solutions & International. From 2014 to 2016 Mr. de la Vega served as President and CEO of AT&T Mobile and Business Solutions and from 2007 to 2014 he served as the President and CEO of AT&T Mobility. Mr. de la Vega also held various positions at several telecommunications companies, including Cingular Wireless and Bell South Latin America. During his time at Cingular Wireless, he was responsible for the integration of AT&T Wireless and Cingular Wireless. He also serves on the boards of American Express Company and New York Life Insurance Company. He served on the Executive Committee of the Boy Scouts of America until May 2018 and served as Chairman of the 2017 Boy Scouts Jamboree. He is the former Chairman of Junior Achievement Worldwide and continues to serve on its board of directors. In June of 2018, Mr. de la Vega joined as the Vice Chairman of the Board of Directors of Ubicquia LLC. In September of 2018 he joined the Board of Advisors of RapidSOS. Mr. de la Vega also recently joined Forté Ventures as a Limited Partner. We believe Mr. de la Vega’s qualifications to sit on our Board of Directors includes his extensive experience and leadership in the telecommunications industry.

Eli Gelman has been a director of Amdocs since 2002. Since January 2019 Mr. Gelman serves as the chairman of the Executive Council of Tel Aviv University. Mr. Gelman served as our President and Chief Executive Officer from 2010 to September 30, 2018. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer and President and Chief Executive Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

John A. MacDonald has been a director of Amdocs since 2019. Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations and serves as a board member of Rogers Communications Inc. and BookJane Inc. From 2003 to 2008, Mr. MacDonald served as the President, Enterprise Division of MTS Allstream. Before that, between 2002 to 2003, Mr. MacDonald was a President and Chief Operating Officer AT&T Canada. AT&T Canada was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. In 1994 Mr. MacDonald joined Bell Canada as its Chief Technology Officer and retired from Bell Canada in 1999 as its President and Chief Operating Officer. From 1977 to 1994 Mr. MacDonald worked at NBTel, where he became Chief Executive Officer in 1994. We believe Mr. MacDonald’s qualifications to sit on our Board of Directors includes his extensive experience and leadership in the telecommunications industry.

Shuky Sheffer is a director and has been our President and Chief Executive Officer since October 1, 2018. Mr. Sheffer previously served as Senior Vice President and President of the Global Business Group from October 2013 to September 30, 2018. Mr. Sheffer served as Chief Executive Officer of Retalix Ltd., a global software company, from 2009 until its acquisition by NCR Corporation in 2013. Following the acquisition, he served as a General Manager of Retalix through September 2013. From 1986 to 2009, Mr. Sheffer served at various managerial positions at Amdocs, most recently as President of the Emerging Markets Divisions.

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

Compensation

During fiscal 2019, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $80,000. Each member of our Audit Committee who is a Non- Employee Director and who is not the chairman of such committee received an annual cash payment of $30,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $20,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $15,000. The Chairman of our Audit Committee received an annual cash payment of $42,500 and the Chairman of our Management Resources and Compensation Committee received an annual cash payment of $32,500. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $27,500. Each Non-Employee Director received an annual grant of restricted shares at a total value of $245,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. The restricted share awards to our Non-Employee Directors vest quarterly. The price per share for the purpose of determining the value of the grants to our Non-Employee

Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. Cash compensation paid to our Non-Employee Directors is prorated for partial year service.

A total of 16 persons who served either as directors or officers of Amdocs during all or part of fiscal 2019 received remuneration from Amdocs. The aggregate remuneration paid or accrued by us to such persons in fiscal 2019 was approximately $5.4 million, compared to $7 million in each of fiscal 2018 and fiscal 2017, respectively, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2019, we granted to such persons options to purchase an aggregate of 176,757 ordinary shares at a weighted average price of $66.05 per share with vesting generally over four-year terms and expiring ten years from the date of grant, and an aggregate of 127,802 restricted shares typically subject to three to four-year vesting and often times, achievement of certain performance thresholds, and in the case of our directors, subject to quarterly vesting. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices

Eleven directors currently serve on our Board of Directors, ten of whom were elected at our annual meeting of shareholders on January 31, 2019, and one director, Mr. John A. MacDonald, elected by the Board of Directors on August 5, 2019. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. In August 2017, the Board of Directors established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be renewed annually for it to stay in effect. Julian A. Brodsky was granted a waiver to continue as director past the age of 73 years in fiscal year 2019 in light of Mr. Brodsky’s vast experience in the Multiple System Operators (“MSO”) market which is in the midst of a major modernization cycle. Other than the employment agreement between us and our President and Chief Executive Officer, which provides for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment. Mr. Julian Brodsky will retire from our Board of Directors on January 31, 2020 and will serve as “director emeritus” and provide us certain advisory services, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Board Committees

Our Board of Directors maintains four committees as set forth below. Members of each committee are appointed by the Board of Directors.

The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. The current members of our Audit Committee are Messrs. Gardner (Chair), LeFave and Minicucci, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of Nasdaq. In particular, we believe that the professional experiences of Messrs. Gardner, LeFave and Minicucci provide important insights into their work on the Audit Committee. For example, we believe Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to the Committee. In addition, we believe that Mr. LeFave’s experience as a seasoned Fortune 500 CIO and CISO for over 5 years provides a foundation of cyber awareness to the Audit Committee and also believe that Mr. LeFave’s post-graduate training at Harvard Business School in Audit Committee and Board compensation best practices provides valuable contributions to the Committee. Similarly, we believe that Mr. Minucucci’s experience as chief financial officer to a public company and treasurer of another public company have provided him with strong business acumen and strategic and financial expertise that benefits the Committee. The Audit Committee written charter is available on our website at www.amdocs.com.

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

The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. The current members of our Management Resources and Compensation Committee are Messrs. De la Vega (Chair), LeFave, Minicucci and MacDonald, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Management Resources and Compensation Committee written charter is available on our website at www.amdocs.com.

The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Dr. Yaron (Chair), Gelman, LeFave and MacDonald.

Our non-employee directors receive no compensation from us, except in connection with their membership on the Board of Directors and its committees as described above regarding Non-Employee Directors under “— Compensation.”

Workforce Personnel

The following table presents the approximate average number of our workforce for each of the fiscal years indicated, by function and by geographical location (in each of which we operate at multiple sites):

	Fiscal Year,
	2019	2018	2017
Software and Information Technology, Sales and Marketing
Americas	5,409	5,598	5,606
EMEA	6,063	6,306	6,408
APAC	11,472	10,851	10,650

	22,944	22,755	22,664
Management and Administration	1,572	1,626	1,573

Total Workforce	24,516	24,381	24,237

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

A small number of our employees in Canada and Bulgaria, our employees in Brazil and our employees in Chile have union representation. We also have an affiliation with a non-active union in Mexico. We have a works council body in the Netherlands and Germany which represents the employees and with which we work closely to ensure compliance with the applicable local law. We also have an employee representative body in France, Hungary and in Finland.

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

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of December 5, 2019, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 2,413,335 shares. As of December 5, 2019, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

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

The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2019, of the 67,550,000 ordinary shares available for issuance under the Equity Incentive Plan, 55,555,012 ordinary shares had been issued as a result of option exercises and restricted share issuances. As of September 30, 2019, 5,053,813 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards dominated in stock units. As of December 5, 2019, there were outstanding options to purchase an aggregate of 6,962,052 ordinary shares at exercise prices ranging from $27.47 to $69.30 per share and 105,393 shares are subject to outstanding restricted stock units.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 5, 2019 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 134,737,409 ordinary shares outstanding as of December 5, 2019, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 5, 2019. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	18,209,168	13.5%
Janus Henderson Group plc(2)	7,616,644	5.7%
All directors and officers as a group (14 persons)(3)	2,413,335	1.8%

(1)

Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 13, 2019, as of December 31, 2018, FMR had sole power to vote or direct the vote over 1,444,363 shares and sole power to dispose or direct the disposition of 18,209,168 shares. Edward C. Johnson 3d is a Director and the Chairman of FMR and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(2)

Based on a Schedule 13G/A filed by Janus Henderson Group plc, or Janus Henderson, with the SEC on February 11, 2019, as of December 31, 2018, Janus had an indirect 97.11% ownership stake in IntechInvestment Management LLC (“Intech”) and a 100% ownership stake in Janus Capital Management LLC (“Janus Capital”), Perkins Investment Management LLC (“Perkins”), Geneva Capital Management LLC (“Geneva”), Henderson Global Investors Limited (“HGIL”), Janus Henderson Investors Australia Institutional Funds Management Limited (“HGIAIFML”) and Henderson Global Investors North America Inc. (“HGINA”), (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 7,482,934 shares or 5.3% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Intech may be deemed to be the beneficial owner of 18,831 shares or 0.0% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, Intech does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JCIL may be deemed to be the beneficial owner of 95,600 shares or 0.1% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, JCIL does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Henderson is 201 Bishopsgate EC2M 3AE, United Kingdom.

(3)

Includes options held by such directors and executive officers that are exercisable within 60 days after December 5, 2019. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

As of December 5, 2019, our ordinary shares were held by 1,741 record holders. Based on a review of the information provided to us by our transfer agent, 798 record holders, holding approximately 89% of our outstanding ordinary shares held of record, were residents of the United States.

Related Party Transactions

Mr. Julian Brodsky will retire from our Board of Directors on January 31, 2020. We will enter into an agreement with Mr. Brodsky pursuant to which Mr. Brodsky will serve as “director emeritus” and provide us certain advisory services, and we will pay Mr. Brodsky an annual total payment equal to $255,000 in equity and $80,000 in cash.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See “Financial Statements” for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this Annual Report.

Legal Proceedings

We are involved in various legal claims and proceedings arising in the normal course of our business. We accrue for a loss contingency when we determine that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, we believe that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or cash flows.

Since 2014, we have been defending a lawsuit against certain of our subsidiaries in the U.S. District Court in Oregon alleging breach of contract and trade secret misappropriation. According to the suit, we improperly utilized information received in connection with our electronic payment processing solution, which is one of several components of our mobile financial services offerings. During fiscal year 2016, the District Court denied our motions to dismiss and to compel arbitration with respect to certain of the claims, and the proceedings continued. The District Court scheduled a tentative jury trial date for late October 2018. We filed a motion for summary judgment with the District Court during fiscal year 2018 and the District Court partially granted the motion with respect to two trade secrets. In October 2018, while continuing to deny the plaintiff’s allegations, we entered into a settlement agreement with the plaintiff, which included a $50 million settlement payment by us, in consideration for a mutual release of each party and its respective customers with no admission of liability or fault. As a result of the settlement, the lawsuit was dismissed with prejudice on November 13, 2018. During fiscal year 2019 we paid the settlement amount of $50 million and $5 million in legal and other fees which were accrued as of September 30, 2018.

Certain of our subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. Our counterparty has claimed monetary damages. The dispute is over contracts, under which we were providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. We believe we have solid arguments and vigorously defending our rights. To date, however, such defense efforts, including motions alleging constitutional defects, have encountered a dismissive approach by the Ecuadorian Courts, with reasoning that we believe is inconsistent with applicable law. We are unable to reasonably estimate the ultimate outcome of the above dispute.

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

The Board of Directors is authorized to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares without further shareholder approval. As of September 30, 2019, 134,773,123 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:

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

In the past two years, we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

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

General

Our effective tax rate was 15.6% for fiscal 2019, compared to 15.9% for fiscal 2018 and 14.8% for fiscal 2017.

Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period and there can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate, including the potential impact, which we are continuously assessing, of the recent tax reform in the United States. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenges the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries benefit from certain special tax benefits. The loss of any such tax benefits could have an adverse effect on our effective tax rate.

Certain Guernsey Tax Considerations

Tax legislation in Guernsey subjects us to the standard rate of corporate income tax for a Guernsey resident company of zero percent.

Certain Indian Tax Considerations

Through subsidiaries, we operate development centers and a business processing operations center in India. In 2019, the corporate tax rate applicable in India on trading activities was 34.94% for development center and reduced corporate tax at 27.82% for business processing operations having gross turnover up to a prescribed threshold. Our main subsidiary in India operates under specific favorable tax entitlements that are based upon pre-approved information technology related services activity. As a result, these activities are entitled to considerable corporate income tax exemptions on eligible profits from export of services derived from such pre-approved information technology activity, provided our subsidiary continues to meet the conditions required for such tax benefits.

During the year 2016-17 our main subsidiary in India changed its corporate legal structure from a private limited company (PLC) to a limited liability partnership (LLP) through conversion by process of law effective February 28, 2017. Thereafter, all rights and liabilities of the PLC under agreements are vested in the LLP by operation of law.

As of April 1, 2011, the Minimum Alternative Tax, or MAT, became applicable to all of our PLC Indian operations. The MAT is levied on book profits at the effective rate of 21.55% and can be carried forward for 15 years to be credited against corporate income taxes. As for the LLP, as a result of the conversion certain accumulated tax credits will not be available to be set off against future income of the LLP, however, for LLP the Alternative Minimum Tax, or AMT, provisions are applicable such that LLPs are subject to AMT at a rate of 21.55% on adjusted total income (Income as computed under the normal provisions, increased by prescribed adjustments) if tax on income under normal provisions is lower than the AMT, and can be carried forward for 15 years.

Our main Indian subsidiary is subject to a separate tax entitlement under which its operating units are exempt from tax on the respective tax incentive-eligible activity for the first five years of operations and enjoys a 50% reduction on its corporate income tax for such activity for the following five years. Further, an additional 50% deduction is available for another 5 years, if 50% of the profits of the unit are credited to a specific reserve provided that such reserve is utilized for the purpose of investments in plant & machinery within three years from the end of the year in which reserve is created. If such reserve is not utilized for the purpose specified in the Indian Tax Laws, the same will be deemed as income in the year immediately following the period of three years in which the reserve is made.

Further, in 2018 a new operation was commenced in another subsidiary in India with effect from May 1, 2018. The activity conducted by this entity is generally entitled to a 100 % reduction on its corporate income tax for the first five years of operation and a 50% reduction for the following 5 years. MAT is levied on book profits at an effective rate of 20.58% and can be carried forward for 15 years to be credited against corporate income taxes.

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

The corporate tax rate applicable to the Preferred Technological Income generated by a Special Preferred Technological Enterprise (companies which are part of a group with annual consolidated revenue in excess of NIS 10 billion - approximately US$2.9 billion at current exchange rates -) is 6%. The reduced tax rate applies only with respect to the revenue attributable to the portion of intellectual property developed in Israel.

The withholding tax on dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company out of earnings that are eligible for the reduced corporate tax rate (in our case, 6%) is 4%. For other dividend distributions out of earnings of a Preferred Technological Enterprise, the withholding tax rate is 20% (or a lower rate under a tax treaty, if applicable).

In 2019, our primary Israeli subsidiary continues to apply the benefits under the terms of the law as provided prior to the 2011 amendment. We are continuously evaluating the potential benefits of applying the 2011 and 2017 amendments.

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

Passive Foreign Investment Company Considerations. If, for any taxable year, 75% or more of our gross income consists of certain types of passive income, or 50% or more of the average value of our assets including goodwill (generally determined on a quarterly basis) consists of passive assets (generally assets that generate passive income), we will be treated as a PFIC for such year. If we are treated as a PFIC for any taxable year during which a U.S. holder owns our ordinary shares, the U.S. holder generally will be subject to increased tax liability upon the sale of our ordinary shares or upon the receipt of certain excess distributions, unless such U.S. holder makes an election to mark our ordinary shares to market annually.

We believe that we were not a PFIC for our taxable year ended September 30, 2019. However, because the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our ordinary shares (which may be volatile), and the amount and type of our gross income, we cannot guarantee that we will not become a PFIC for the current or any future taxable year or that the IRS will agree with our conclusion regarding our current PFIC status.

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

Certain U.S. holders who are individuals or entities closely-held by individuals are required to report information with respect to their investment in our ordinary shares not held through a custodial account with a U.S. financial institution to the IRS. In general a U.S. holder holding specified “foreign financial assets” (which generally would include our ordinary shares not held through a custodial account with a financial institution or a custodial account with a non-U.S. financial institution through which our ordinary shares may be held) with an aggregate value exceeding certain threshold amounts should report information about those assets on IRS Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties.

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

During fiscal year 2019, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, assuming the costs of executing these contracts are worthwhile. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily in Canadian dollar and European Euros, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels and Indian rupees. We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in Israeli shekels, Indian rupees and European Euros, as well as other foreign currency of jurisdictions in which we operate. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 7 to our consolidated financial statements.

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2019. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2019, for forward contracts, and based on spot rates as of September 30, 2019 for options.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$1,103	$7.9

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash investments and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments, if applicable, are generally invested in short-term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of bank deposits, corporate bonds, money market funds, U.S. government treasuries, and U.S. agency securities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2019. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2019, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2019, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Ernst & Young billed us approximately $3.8 million for audit services for fiscal 2019, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $4.0 million for audit services for fiscal 2018.

Audit-Related Fees

Ernst & Young billed us approximately $1.5 million for audit-related services for fiscal 2019. Audit-related services principally include SOC 1 report issuances and due diligence examinations. Ernst & Young billed us approximately $2.3 million for audit-related services for fiscal 2018.

Tax Fees

Ernst & Young billed us approximately $1.8 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2019. Ernst & Young billed us approximately $1.6 million for tax advice in fiscal 2018.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2019 or fiscal 2018.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2019, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2019 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/1/18-10/31/18	408,629	$63.34	408,629	$611,244,191
11/1/18-11/30/18	549,168	$64.82	549,168	$575,645,377
12/1/18-12/31/18	621,986	$60.57	621,986	$537,969,723
01/1/19-01/31/19	512,003	$57.81	512,003	$508,370,524
02/1/19-02/28/19	631,061	$55.96	631,061	$473,057,105
03/1/19-03/31/19	1,002,877	$54.93	1,002,877	$417,970,342
04/1/19-04/30/19	423,146	$54.35	423,146	$394,971,008
05/1/19-05/31/19	463,771	$57.21	463,771	$368,437,600
06/1/19-06/30/19	644,541	$60.92	644,541	$329,170,948
07/1/19-07/31/19	347,700	$63.13	347,700	$307,221,984
08/1/19-08/31/19	561,900	$63.85	561,900	$271,343,972
09/1/19-09/30/19	489,041	$65.79	489,041	$239,171,042

Total	6,655,823	$59.79	6,655,823	$239,171,042

(1)	Excludes broker and transaction fees.
(2)

On November 8, 2017, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $800.0 million of our outstanding ordinary shares and on November 12, 2019, adopted another share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices that we consider appropriate.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements And Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2019, 2018 and 2019, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2019 and 2018

Consolidated Statements of Income for the fiscal years ended September 30, 2019, 2018 and 2017

Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2019, 2018 and 2017

Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2019, 2018 and 2017

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2019, 2018 and 2017

Notes to the Consolidated Financial Statements

Financial Statement Schedules of Amdocs Limited

Valuation and Qualifying Accounts

All other schedules have been omitted since they are either not required or not applicable, or the information has otherwise been included.

ITEM 19. EXHIBITS

The exhibits listed hereof are filed herewith in response to this Item.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K filed January 26, 2009)

1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)

2	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.a.1†	Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective February 28, 2017 (incorporated by reference to Exhibit 4.b.6 to Amdocs’ Annual Report on Form 20-F, filed December 11, 2017)

4.a.2†	Supplemental Agreement dated September 30, 2018 to the Agreement for Software and Professional Services effective February 28, 2017 that is filed as Exhibit 4.a.1 hereto (incorporated by reference to Exhibit 4.a.2. to Amdocs’ Annual Report on Form 20-F, filed December 10, 2018).

4.a.3†	Amendment No. 1 to Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective November 8, 2018

4.a.4†	Amendment No. 2 to Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective December 27, 2018

4.b	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Amdocs’ Registration Statement on Form S-8, filed on February 12, 2018)

4.c	Amended and Restated Credit Agreement, dated as of December 11, 2017, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 4.d to Amdocs’ Annual Report on Form 20-F, filed on December 11, 2017)

8	Subsidiaries of Amdocs Limited

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1	Consent of Ernst & Young LLP

100.1	The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2019, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2019 and 2018, (ii) Consolidated Statements of Income for the years ended September 30, 2019, 2018 and 2017, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2019, 2018 and 2017, (iv) Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2019, 2018 and 2017, (v) the Consolidated Statements of Cash Flows for the years ended September 30, 2019, 2018 and 2017, and (vi) Notes to Consolidated Financial Statements

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Name: Matthew E. Smith
Title: Secretary and Authorized Signatory

Date: December 16, 2019

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2019. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2019, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Amdocs Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Amdocs Limited (the “Company”) as of September 30, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2019, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of September 30, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated December 16, 2019 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition for projects

Description of the Matter	As discussed in Note 2 to the consolidated financial statements, the Company’s software solutions usually require significant customization, modification, implementation and integration. As a result, a significant portion of the Company’s project revenue is recognized over time, based on the percentage that incurred labor effort to date bears to total projected labor effort.

Auditing the recognition of the Company’s project revenue was especially subjective and complex because of the significant estimation required by management to determine the total projected labor effort to complete a project. Determining the estimate of labor effort requires the knowledge of project-specific circumstances, including the specific terms and conditions of the contract, remaining performance obligations, changes to the project schedule, and complexity of the project. Changes in this estimate can have a material effect on when revenue is recognized.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the projected labor effort estimation process. For example, for a sample of projects, we tested controls over management’s review of the initial estimate of total projected labor effort to complete the project, as well as the ongoing evaluation of those estimates. Additionally, for a sample of completed projects, we tested the retrospective review controls performed by management to assess the reasonableness of the estimated labor effort throughout the life of the project.

Our audit procedures included, among others, evaluating the significant assumptions and the accuracy and completeness of the underlying data used in management’s estimate. For example, for a sample of contracts, we tested management’s estimate of total projected labor effort through a combination of analytical procedures, such as comparison of the estimated labor effort period over period and inspection of contracts to understand the specific terms and conditions as well as the remaining obligations in the contract. For selected contracts, we also met with various executives throughout the organization, including project managers, to obtain an understanding of project status and other factors considered in developing the estimate of remaining labor effort including project challenges, completed milestones, customer change orders and delays. In addition, we performed a retrospective review of actual labor effort incurred compared to previously estimated projected labor effort to evaluate the Company’s historical ability to accurately estimate expected labor effort.

Uncertain Tax Positions

Description of the Matter

As discussed in Notes 2 and 11 to the consolidated financial statements, the Company operates in a multinational tax environment and is subject to tax treaty arrangements and transfer pricing guidelines for intercompany transactions. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition. As of September 30, 2019, the total amount of unrecognized tax benefits for uncertain tax positions was $169.3 million.

Auditing management’s analysis of the Company’s uncertain tax positions was especially subjective and complex due to the significant judgments made by management to determine the provisions for tax uncertainties. These provisions are based on interpretations of complex tax laws and legal rulings across various jurisdictions in which the Company operates and determination of arm’s length pricing for certain intercompany transactions. The assumptions underlying the provisions for uncertain tax positions include the potential tax exposure resulting from management’s interpretations and the determination of the cumulative probability that the uncertain tax position will be upheld upon regulatory examination.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process to assess and review their uncertain tax positions. For example, we tested the controls over the review of assumptions used in the estimation calculation such as the Company’s review over existing and potential tax controversies and tax audit results, and the computation of the impact to uncertain tax positions and tax reserves.

We involved our tax professionals to assist us with obtaining an understanding of the Company’s tax structure, assessing the Company’s compliance with tax laws, related developments in administrative rulings and court cases, identifying tax law changes in jurisdictions that may impact the Company’s unrecognized tax benefits and assessing the technical merits of the Company’s tax positions. We inspected the Company’s correspondence with the relevant tax authorities and evaluated the income tax opinions. Our audit procedures also included, among others, evaluating the assumptions the Company used to develop its uncertain tax positions and related unrecognized income tax benefit amounts by jurisdiction and testing the completeness and accuracy of the underlying data used by the Company to calculate its uncertain tax positions. For certain tax positions related to intercompany transactions, we assessed the assumptions and pricing method used in setting arm’s length prices and the documentation to support the pricing. We also evaluated the adequacy of the Company’s financial statement disclosures related to these tax matters.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1988.

New York, NY

December 16, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Amdocs Limited

Opinion on Internal Control over Financial Reporting

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Amdocs Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2019, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III and our report dated December 16, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

New York, NY

December 16, 2019

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of September 30,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$471,632	$418,783
Short-term interest-bearing investments	—	100,433
Accounts receivable, net	987,858	971,502
Prepaid expenses and other current assets	216,084	229,999

Total current assets	1,675,574	1,720,717
Property and equipment, net	525,314	496,585
Goodwill	2,462,835	2,444,895
Intangible assets, net	205,162	265,249
Other noncurrent assets	423,941	420,369

Total assets	$5,292,826	$5,347,815

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$176,508	$194,738
Accrued expenses and other current liabilities	647,657	706,637
Accrued personnel costs	265,583	261,168
Deferred revenue	118,182	132,414

Total current liabilities	1,207,930	1,294,957
Deferred income taxes and taxes payable	207,508	224,572
Other noncurrent liabilities	334,922	336,244

Total liabilities	1,750,360	1,855,773

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 277,148 and 275,896 issued and 134,773 and 140,177 outstanding, in 2019 and 2018, respectively	4,452	4,436
Additional paid-in capital	3,667,662	3,587,625
Treasury stock, at cost — 142,375 and 135,719 ordinary shares in 2019 and 2018, respectively	(5,182,409)	(4,784,352)
Accumulated other comprehensive (loss) income	(2,547)	(32,731)
Retained earnings	5,012,799	4,673,901

Total Amdocs Limited shareholders’ equity	3,499,957	3,448,879
Noncontrolling interests	42,509	43,163

Total equity	3,542,466	3,492,042

Total liabilities and equity	$5,292,826	$5,347,815

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended September 30,
	2019	2018	2017
Revenue	$4,086,669	$3,974,837	$3,867,155
Operating expenses:
Cost of revenue	2,653,172	2,595,276	2,507,656
Research and development	273,936	276,615	259,097
Selling, general and administrative	492,457	481,093	472,778
Amortization of purchased intangible assets and other	97,358	108,489	110,291
Non-recurring charges	—	85,057	—

	3,516,923	3,546,530	3,349,822

Operating income	569,746	428,307	517,333
Interest and other expense, net	1,859	6,766	4,421

Income before income taxes	567,887	421,541	512,912
Income taxes	88,441	67,145	76,086

Net income	$479,446	$354,396	$436,826

Basic earnings per share	$3.49	$2.49	$2.99

Diluted earnings per share	$3.47	$2.47	$2.96

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended September 30,
	2019	2018	2017
Net income	$479,446	$354,396	$436,826
Other comprehensive income (loss), net of tax:
Net change in fair value of cash flow hedges(1)	30,553	(51,116)	11,994
Net change in fair value of available-for-sale securities(2)	1,592	(1,182)	(978)
Net actuarial (loss) gain on defined benefit plan(3)	(1,961)	777	1,679

Other comprehensive income (loss), net of tax	30,184	(51,521)	12,695

Comprehensive income	$509,630	$302,875	$449,521

(1)	Net of tax (expense) benefit of $(2,458), $4,482 and $651 for the fiscal years ended September 30, 2019, 2018 and 2017, respectively.
(2)	Net of tax benefit (expense) of $0, $9 and $(4) for the fiscal years ended September 30, 2019, 2018 and 2017, respectively.
(3)	Net of tax benefit (expense) of $1,080, $(254) and $(697) for the fiscal years ended September 30, 2019, 2018 and 2017, respectively.

The accompanying notes are an integral part of these consolidated financial statements

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income(1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests(2)	Total Equity
	Shares	Amount
Balance as of September 30, 2016	147,134	$4,377	$3,322,789	$(4,024,527)	$6,095	$4,144,827	$3,453,561	$—	$3,453,561
Comprehensive income:
Net income	—	—	—	—	—	436,826	436,826	—	436,826
Other comprehensive income	—	—	—	—	12,695	—	12,695	—	12,695

Comprehensive income							449,521	—	449,521
Employee stock options exercised	2,220	28	87,948	—	—	—	87,976	—	87,976
Repurchase of shares	(5,519)	—	—	(340,597)	—	—	(340,597)	—	(340,597)
Tax benefit from equity-based awards	—	—	3,611	—	—	—	3,611	—	3,611
Cash dividends declared ($0.855 per ordinary share)	—	—	—	—	—	(124,546)	(124,546)	—	(124,546)
Issuance of restricted stock, net of forfeitures	556	5	—	—	—	—	5	—	5
Equity-based compensation expense related to employees	—	—	44,539	—	—	—	44,539	—	44,539

Balance as of September 30, 2017	144,391	$4,410	$3,458,887	$(4,365,124)	$18,790	$4,457,107	$3,574,070	$—	$3,574,070
Comprehensive income:
Net income(2)	—	—	—	—	—	354,396	354,396	—	354,396
Other comprehensive loss	—	—	—	—	(51,521)	—	(51,521)	—	(51,521)

Comprehensive income							302,875	—	302,875
Employee stock options exercised	1,800	24	81,262	—	—	—	81,286	—	81,286
Repurchase of shares	(6,337)	—	—	(419,228)	—	—	(419,228)	—	(419,228)
Cash dividends declared ($0.970 per ordinary share)	—	—	—	—	—	(137,602)	(137,602)	—	(137,602)
Issuance of restricted stock, net of forfeitures	323	2	—	—	—	—	2	—	2
Equity-based compensation expense related to employees	—	—	47,476	—	—	—	47,476	—	47,476
Changes in Noncontrolling interests	—	—	—	—	—	—	—	43,163	43,163

Balance as of September 30, 2018	140,177	$4,436	$3,587,625	$(4,784,352)	$(32,731)	$4,673,901	$3,448,879	$43,163	$3,492,042
Cumulative effect adjustment(3)	—	—	—	—	—	10,434	10,434	—	10,434
Comprehensive income:
Net income(2)	—	—	—	—	—	479,446	479,446	—	479,446
Other comprehensive income	—	—	—	—	30,184	—	30,184	—	30,184

Comprehensive income							509,630	—	509,630
Employee stock options exercised	874	11	41,487	—	—	—	41,498	—	41,498
Repurchase of shares	(6,656)	—	—	(398,057)	—	—	(398,057)	—	(398,057)
Cash dividends declared ($1.105 per ordinary share)	—	—	—	—	—	(150,982)	(150,982)	—	(150,982)
Issuance of restricted stock, net of forfeitures	378	5	—	—	—	—	5	—	5
Equity-based compensation expense related to employees	—	—	38,550	—	—	—	38,550	—	38,550
Changes in Noncontrolling interests	—	—	—	—	—	—	—	(654)	(654)

Balance as of September 30, 2019	134,773	$4,452	$3,667,662	$(5,182,409)	$(2,547)	$5,012,799	$3,499,957	$42,509	$3,542,466

(1)

As of September 30, 2019, 2018 and 2017, accumulated other comprehensive (loss) income is comprised of unrealized gain (loss) on derivatives, net of tax, of $3,945, $(26,608) and $24,508 , unrealized loss on short-term interest-bearing investments, net of tax, of $0, $(1,592) and $(410) and unrealized loss on defined benefit plan, net of tax, of $(6,492), $(4,531) and $(5,308).

(2)	In fiscal years 2019 and 2018, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible.
(3)

The Cumulative effect adjustments as of October 1, 2018 include an increase of $14,294 to retained earnings due to the impact of adoptions of ASU No. 2014-09 (ASC 606) and decrease of $3,860 to retained earnings due to adoption of ASU No. 2016-16.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2019	2018	2017
Cash Flow from Operating Activities:
Net income	$479,446	$354,396	$436,826
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	205,772	211,224	214,885
Equity-based compensation expense	38,550	47,476	44,539
Deferred income taxes	(13,950)	25,098	6,551
Excess tax benefit from equity-based compensation	—	—	(4,666)
Loss from short-term interest-bearing investments	737	1,324	9
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	6,589	(66,451)	(41,075)
Prepaid expenses and other current assets	25,907	(18,736)	11,002
Other noncurrent assets	(1,635)	9,674	(52,667)
Accounts payable, accrued expenses and accrued personnel	(60,042)	25,348	72,049
Deferred revenue	(37,855)	7,650	(50,230)
Income taxes payable, net	6,025	(31,036)	(15,145)
Other noncurrent liabilities	6,833	(8,718)	14,034

Net cash provided by operating activities	656,377	557,249	636,112

Cash Flow from Investing Activities:
Purchase of property and equipment, net(1)	(128,086)	(231,146)	(133,392)
Proceeds from sale of short-term interest-bearing investments	101,287	303,090	278,066
Purchase of short-term interest-bearing investments	—	(76,037)	(281,983)
Net cash paid for acquisitions	(60,572)	(355,142)	(18,064)
Other	615	(3,157)	(29,940)

Net cash used in investing activities	(86,756)	(362,392)	(185,313)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	—	120,000	200,000
Payments under financing arrangements	—	(120,000)	(400,000)
Repurchase of shares	(398,057)	(419,228)	(340,597)
Proceeds from employee stock option exercises	41,483	81,280	87,586
Payments of dividends	(147,616)	(134,292)	(121,503)
Investment by noncontrolling interests, net(1)	(4,776)	47,013	—
Payment of contingent consideration from a business acquisition	(7,470)	—	—
Excess tax benefit from equity-based compensation and other	(336)	(458)	4,666

Net cash used in financing activities	(516,772)	(425,685)	(569,848)

Net increase (decrease) in cash and cash equivalents	52,849	(230,828)	(119,049)
Cash and cash equivalents at beginning of year	418,783	649,611	768,660

Cash and cash equivalents at end of year	$471,632	$418,783	$649,611

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$75,790	$55,938	$67,544
Interest(2)	7,348	2,009	1,145

(1)

The amounts under “Purchase of property and equipment, net”, include proceeds of $9,676 relating to refund of betterment levy for the year ended September 30, 2019 ($4,776 of which was a refund to the noncontrolling interest), proceeds from sale of property and equipment of $151, $459 and $57 for the year ended September 30, 2019, 2018 and 2017, respectively.

(2)	The amounts under “Interest”, include payments of interest to financial institution, tax authorities and other.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 1 — Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate amdocsONE, an open and modular solution set.

The Company is a Guernsey corporation, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. Dollars.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, the vast majority of which are wholly-owned. All intercompany transactions and balances have been eliminated in consolidation.

In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that is equally owned by the Company and Union for the purpose of acquiring specific land which the Company expects to use as the site for a new campus in Ra’anana, Israel. On January 2, 2018 the Company completed the acquisition of the land. Pursuant to the agreements between the Company and Union, as the Company has control over the construction and ongoing operations of the new campus, the new entity’s financial information is consolidated into the Company’s consolidated financial statements with the portion not owned classified as non-controlling interests. The Company is obligated to distribute in the future the new entity’s earnings under certain conditions, in fiscal years 2019 and 2018 the new entity had negligible earnings or losses and, therefore, an immaterial effect on consolidated financial statements of Amdocs Limited.

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

Investments

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments, if applicable, generally consist primarily of bank deposits, corporate bonds, money market funds, U.S. government treasuries, and U.S. agency securities, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive (loss) income” in equity, unless a security is other than temporarily impaired. The Company recognizes an impairment charge in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while other declines in fair value related to other factors are recognized in other comprehensive income (loss). The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit losses. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the first-in-first-out (FIFO) method for determining the cost of securities.

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

Income Taxes

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred taxes are computed based on enacted tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not, the Company will not be able to realize their benefit.

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

Revenue Recognition

The Company recognizes revenue under the five-step methodology required under ASC 606, which requires the Company to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

Revenue is recognized net of any revenue-based taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the Company from a customer (for example, sales, use and value added taxes).

The Company’s primary revenue categories, related performance obligations, and associated recognition patterns are as follows:

Revenue Recognition for projects — The Company usually sells its software licenses as part of an overall solution offered to a customer including significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, revenue related to these projects is recognized over time, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. Incurred effort represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Revenue from customization, implementation, modification and integration services is also recognized over the course of the projects. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the delivering unit. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the project.

As a significant portion of the Company’s revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as the Company’s progress in completing such projects.

Revenue Recognition for subsequent license fee — Subsequent license fee revenue is recognized when the customer has access to the license and the right to use and benefit from the license. In cases when the conditions require delivery, then delivery must have occurred for purposes of revenue recognition. Subsequent license fee is based on a customer’s subscriber level, transaction volume or other measurements when greater than the level specified in the contract for the initial license fee.

Revenue Recognition for term-based license and perpetual license — Revenue related to software solutions that do not require significant customization, implementation and modification are recognized upon delivery.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Revenue Recognition for maintenance — Maintenance revenue is recognized ratably over the term of the maintenance agreement.

Revenue Recognition for ongoing services — Revenue from ongoing support services is recognized as work is performed, revenue from other ongoing services is recognized over time as services are preformed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services.

Revenue Recognition for managed services arrangement — Managed services arrangements include management of data center operations and IT infrastructure, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility.

The revenue from managed services arrangement is recognized for each individual performance obligation according to its relevant revenue category, including but not limited to, revenue from the management of a customer’s operations, revenue from projects and revenue from ongoing support services.

Revenue from the management of a customer’s operations pursuant to managed services arrangements, is recognized over time as services are preformed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services, pursuant to the specific contract terms of the managed services arrangement. Typically, managed services arrangements are long term in duration and are not subject to significant seasonality.

Revenue Recognition for third-party hardware and software — Third-party hardware sales are recognized upon delivery or installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company control the third-party hardware and software prior to fulfilling the performance obligation . In specific circumstances where the Company do not meet the above criteria, revenue is recognized on a net basis. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as it controls the services before transferring them to the customer.

Arrangements with Multiple Performance Obligations — Many of the Company’s agreements include multiple performance obligations. The Company allocates the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). The Company determines SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation sold separately, historical actual pricing practices and geographies in which the Company offers its services in accordance with ASC 606. The determination of SSP requires the exercise of judgement. If a specific performance obligation is sold for a broad range of amounts (that is, the selling price is highly variable) or if the Company has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain), the Company applies the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs with any residual amount of transaction price allocated to the remaining specific performance obligation.

Billing terms and conditions generally vary by contract category. Amounts are typically billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

quarterly) or upon achievement of contractual milestones. In cases where timing of revenue recognition significantly differs from the timing of invoicing, the Company is considering whether a significant financing component exists. The Company elected to use the practical expedient in assessing the financing component in contracts where the time between cash collection and performance is less than one year.

Accounts Receivable — Billed — Billed accounts receivables include all outstanding invoices to customers, as well as amounts allowed to be billed according to contractual billing terms with customers.

Accounts Receivable — Unbilled — Unbilled accounts receivable include all revenue amounts that had not been billed as of the balance sheet date due to contractual billing terms with customers. Unbilled accounts receivable that are expected to be billed beyond the next 12 months are considered long-term unbilled receivables and included in other noncurrent assets.

Deferred Revenue — Deferred revenue represents billings to customers for which revenue has not yet been recognized. Deferred revenue that is expected to be recognized beyond the next 12 months is considered long-term deferred revenue and included in other noncurrent liabilities.

Assets Recognized from the Costs to Obtain a Contract with a Customer — Incremental costs of obtaining a contract (e.g., sales commissions) are capitalized and amortized on a pro-rata basis over the contract period if the Company expects to recover those costs. Commissions on renewals are commensurate with the commission from the initial arrangement. Incremental costs of obtaining a contract include only those costs the Company incurs to obtain a contract that it would not have incurred if the contract had not been obtained. The Company has determined that certain sales commissions programs meet the requirements to be capitalized, which prior to the adoption of ASC 606, were previously expensed as incurred. Additionally, as a practical expedient, the Company expenses costs to obtain a contract as incurred if the amortization period would have been a year or less. The amortization of these costs is included in selling, general and administrative expenses in the Company’s consolidated statements of income.

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

Cost of Revenue

Cost of revenue consists of all costs associated with providing software licenses and services to customers, third party hardware and software including identified losses on contracts. Estimated losses on contracts satisfied over time as work performed are recognized in the period in which the loss is identified.

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

The Company evaluates accounts receivable to determine if they ultimately will be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably probable. The allowance for doubtful accounts as of September 30, 2019 and 2018, was $36,121 and $21,211, respectively. As of September 30, 2019, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 16%, which was lower than its respective portion of total revenue. As of September 30, 2018, the

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 19%, which was lower than its respective portion of total revenue.

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

Recent Accounting Standards

In November 2018, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No. 2018-18, “Collaborative Arrangements”. The ASU clarifies the interaction between collaborative arrangements and the new revenue standards. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The ASU amends the definition of hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use software project. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement”. The ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted with specific limitations. The Company currently expects that adoption of this ASU may result in changes to its financial statements disclosure and will not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans”. The ASU makes minor changes to the disclosure requirement for employers that sponsor defined pension and/or other post retirement benefit plans. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

In June 2018, the FASB issued ASU No. 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting”. The ASU aligns the measurement and classification for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. This ASU will be effective for the Company on October 1, 2019, and early adoption is permitted with certain limitations. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, “Targeted Improvements to Accounting for Hedging Activities”. The ASU amends existing guidance to simplify the application of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. This ASU will be effective for the Company on October 1, 2020, and earlier adoption by one year is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments”. The ASU which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. This ASU will be effective for the Company on October 1, 2020, and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”. The ASU increases transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. This ASU, will be effective for the Company on October 1, 2019. The Company will adopt this ASU using a modified retrospective method. The Company is finalizing the implementation of this new standard including analyzing its lease contracts and evaluating changes to system, business processes and controls needed to support recognition, including currencies exposures and disclosure. The Company expects its leases designated as operating leases will be reported on the consolidated balance sheet upon adoption, as of October 1, 2019, which will increase its total assets and liabilities in total amount of approximately $260 million to $310 million. In addition, as a material portion of the Company’s leases are denominated in currencies other than the functional currency, the associated lease liabilities will be remeasured using the current exchange rate in the future reporting periods, which may result, if not fully hedged, in foreign exchange gains or losses. The Company currently expects that the adoption of this ASU will not have a material impact on its consolidated statement of income and on its consolidated statement of cash flow.

Adoption of New Accounting Standards

In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB No. 118”) in response to the new tax legislation in the United States (The Tax Cuts and Jobs Act or “The Act”). The Act, which was enacted on December 22, 2017, reduces the US federal corporate tax rate from 35% to 21%, which requires the payment of a one-time transition tax on earnings of certain foreign subsidiaries and creates new taxes on certain foreign sourced earnings. The guidance provided in SAB No.118 allowed the Company to record provisional amounts of income tax effects of the Act during a one-year measurement period. As of December 31, 2018, the Company has completed its accounting for the tax effects of enactment of the Act and made a reasonable estimate of the effects on its existing deferred tax balances and the one-time transition tax. There was no material impact on the Company’s consolidated financial statements, see also Note 11 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

In January 2017, the FASB issued ASU No. 2017-01, “Clarifying the Definition of a Business”. The ASU revises and narrows the definition of a business and provides a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. The Company prospectively adopted this ASU effective October 1, 2018. As of the date of the adoption there was no impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, “Intra-Entity Transfers of Assets Other Than Inventory”. The ASU requires the Company to recognize the income tax consequences of intra-entity transfers, other than inventory, when the transfer occurs. The Company adopted this ASU as of October 1, 2018, using the modified retrospective transition approach, which resulted in a cumulative adjustment of $3,860 decrease of the retained earnings.

In August 2016, the FASB issued ASU No. 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. The ASU intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The Company retrospectively adopted this ASU effective October 1, 2018, which resulted in the classification of certain cash payments of contingent consideration in financing activities on the Company’s consolidated statement of cash flow during the year ended September 30, 2019. There was no such impact during the year ended September 30, 2018.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall”. The ASU updates certain aspects of recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The Company prospectively adopted this ASU effective October 1, 2018. There was no material impact on the Company’s consolidated financial statements, see also Note 5 to the consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, or ASC 606, “Revenue from Contracts with Customers”. The ASU on revenue from contracts with customers, or the new revenue standard, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. Prior to the adoption of ASC 606 the Company developed a transition plan, including changes to policies, processes and internal controls, as well as system enhancements to generate the information necessary for new disclosure requirements and recently completed an assessment to identify the potential areas of impact that this new revenue recognition standard will have on its consolidated financial statement and internal control environment. As part of the assessment, the Company reviewed a representative sample of its contracts across its various customers and geographies to identify potential differences that could result from applying the requirements of the new standard. As of October 1, 2018, the Company adopted this ASU using the modified retrospective transition approach. This method was applied to contracts that were not complete as of the date of adoption.

The cumulative impact of adopting ASC 606, which was immaterial, was a net increase in the opening balance of retained earnings as of October 1, 2018, of $14,294, net of tax, from total amount of $4,673,901 to $4,688,195. The impact was primarily related to (i) the removal of the limitation on contingent revenue, as revenue allocated to satisfied performance obligations is no longer restricted to the amount that is not contingent upon the satisfaction of additional performance obligations (ii) the change of definition of contract term to represent the period for which enforceable rights and obligations exist, and (iii) the capitalization and amortization of certain sales commissions in accordance with ASC 606.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The following table depicts the impact of adoption as of October 1, 2018, on the Company’s consolidated balance sheet:

	As of October 1, 2018
	Balance as of September 30, 2018	Adjustments due to ASC 606	Balance as of October 1, 2018
Balance Sheet:
Account receivable — unbilled	$263,997	$10,039	$274,036
Prepaid expenses and other current assets	229,999	(971)	229,028
Other noncurrent assets	420,369	15,636	436,005
Deferred revenue (current)	132,414	14,048	146,462
Accrued expenses and other current liabilities	706,637	(14,062)	692,575
Deferred income taxes and taxes payable	224,572	10,424	234,996
Retained Earnings	4,673,901	14,294	4,688,195

The impact of adopting the new standard for the year ended September 30, 2019, was an increase of approximately $26,096 to revenue, most of which was recorded against Account receivable — unbilled and decrease of approximately $11,051 to cost of revenue most of which was recorded against Accrued expenses and other current liabilities.

Note 3 — Acquisitions

Entities acquired by the Company during the last three fiscal years have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year. During fiscal year 2019, the Company acquired TTS Wireless for approximately $50,000 in cash and potential additional consideration based on the achievement of certain performance metrics. TTS Wireless is a leading provider of mobile network engineering services, specializing in network optimization, planning and software-enabled solutions. During fiscal year 2018, the Company acquired three technology companies for an aggregate consideration of $355,142 in cash: Vubiquity, a leading provider of premium content services and technology solutions, projekt202, a leader in experience-driven software design and development, and UXP systems (“UXP”) whose User Lifecycle Management solution is a leading platform for empowering digital user relationships and digital identity. See Note 9 to the consolidated financial statement.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 4 — Revenue

Contract Balances

The following table provides information about Accounts receivable, both billed and unbilled and deferred revenue:

	As of
	September 30, 2018	October 1, 2018 (as adjusted)	September 30, 2019
Accounts receivable — billed (net of allowances for doubtful accounts of $21,211 as of September 30 and October 1, 2018 and $36,121 as of September 30, 2019)	$707,505	$707,505	$760,797
Accounts receivable — unbilled (current)	$263,997	$274,036	$227,061
Accounts receivable — unbilled (non-current)	$15,686	$13,185	$16,987

Total Accounts receivable — unbilled	$279,683	$287,221	$244,048
Deferred revenue (current)	$(132,414)	$(146,462)	$(118,182)
Deferred revenue (non-current)	$(27,977)	$(27,977)	$(23,785)

Total Deferred revenue	$(160,391)	$(174,439)	$(141,967)

Revenue recognized during the year ended September 30, 2019, which was included in deferred revenue (current) as of October 1, 2018 was $93,508. Amounts billed during the year ended September 30, 2019, which was included in unbilled accounts receivable (current) as of October 1, 2018, was $129,230.

Remaining Performance Obligations from Contracts with Customer

As of September 30, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $5.5 billion. Remaining performance obligations typically include the remaining non-cancelable, committed and fixed portion of contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue, see Note 21 — Segment Information and Sales to Significant Customers.

Note 5 — Fair Value Measurements

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

Level 3:    Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2019 and 2018:

	As of September 30, 2019
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$69,370	$—	$—	$69,370

Total available-for-sale securities	69,370	—	—	69,370

Equity Investment	—	—	18,008	18,008
Derivative financial instruments, net	—	7,890	—	7,890

Other liabilities	—	—	(29,805)	(29,805)

Total	$69,370	$7,890	$(11,797)	$65,463

	As of September 30, 2018
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Corporate bonds	$—	$47,531	$—	$47,531
Money market funds	30,883	—	—	30,883
U.S. government treasuries	23,258	—	—	23,258
U.S. agency securities	—	16,033	—	16,033
Asset backed obligations	—	9,177	—	9,177
Supranational and sovereign debt	—	4,434	—	4,434

Total available-for-sale securities	54,141	77,175	—	131,316

Derivative financial instruments, net	—	(27,842)	—	(27,842)

Other liabilities	—	—	(37,954)	(37,954)

Total	$54,141	$49,333	$(37,954)	$65,520

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal year 2019. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2019 and 2018. The decrease in Level 3 liabilities is primarily related to payments of certain acquisition-related liabilities offset by an increase against goodwill. Level 3 assets relate to equity investments, which were valued based on price changes in orderly transactions for similar investments of the same issuer.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and accrued expenses and other current liabilities approximate their fair value because of the relatively short maturity of these items.

Note 6 — Available-For-Sale Securities

In fiscal year 2019 the Company sold most of its available-for-sale securities, in total amount of $101,287, the realized losses recognized from this sale were immaterial and were recorded in the consolidated statements of income.

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$69,370	$—	$—	$69,370

Total(1)	$69,370	$—	$—	$69,370

(1)

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2019, all the securities were classified as cash and cash equivalents.

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

As of September 30, 2019, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in fiscal years 2019, 2018 and 2017.

As of September 30, 2019, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$69,370

Note 7 — Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $11,373 as of September 30, 2019. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2019. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2019 for forward contracts, and based on spot rates as of September 30, 2019 for options.

Notional Value*
Foreign exchange contracts	$1,103,169

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The Company records all derivative instruments on the balance sheet at fair value. For further information, see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2019 and September 30, 2018, is as follows:

	As of September 30,
	2019	2018
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$9,344	$221
Other noncurrent assets	585	25
Accrued expenses and other current liabilities	(2,977)	(17,681)
Other noncurrent liabilities	(2,072)	(10,030)

	4,880	(27,465)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	5,086	2,758
Accrued expenses and other current liabilities	(2,076)	(3,135)

	3,010	(377)

Net fair value	$7,890	$(27,842)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of September 30, 2019 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income (loss), a separate component of equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2019, 2018 and 2017, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	(Losses) Gains Reclassified from Other Comprehensive Income (Loss) (Effective Portion) Year Ended September 30,
	2019	2018	2017
Line item in consolidated statements of income:
Revenue	$19	$(1,129)	$(1,021)
Cost of revenue	(8,627)	15,877	21,783
Research and development	(2,059)	3,127	4,282
Selling, general and administrative	(2,309)	3,462	3,305

Total	$(12,976)	$21,337	$28,349

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive (loss) income, net of tax, is as follows:

	Year Ended September 30,
	2019	2018	2017
Net unrealized (loss) gain on cash flow hedges, net of tax, beginning of period	$(26,608)	$24,508	$12,514
Changes in fair value of cash flow hedges, net of tax	19,228	(31,908)	36,765
Reclassification of loss (gain) into earnings, net of tax	11,325	(19,208)	(24,771)

Net unrealized gain (loss) on cash flow hedges, net of tax, end of period	$3,945	$(26,608)	$24,508

Net unrealized gain (loss) from cash flow hedges recognized in other comprehensive income (loss) were $20,035, $(34,260) and $39,692, or $19,228, $(31,908) and $36,765, net of taxes, during the fiscal years ended September 30, 2019, 2018 and 2017, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive (loss) income as of September 30, 2019, a net gain of $5,085 will be reclassified into earnings during fiscal 2020 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2019, 2018 and 2017, was not material.

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

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2019, 2018 and 2017, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income Year Ended September 30,
	2019	2018	2017
Line item in statements of income:
Cost of revenue	$401	$(4,577)	$4,639
Research and development	14	(736)	957
Selling, general and administrative	294	(950)	1,723
Interest and other income (expense), net	5,845	7,038	(10,514)
Income taxes	(528)	1,581	(1,653)

Total	$6,026	$2,356	$(4,848)

Note 8 — Property and Equipment, Net

The components of property and equipment, net are:

	As of September 30,
	2019	2018
Computers, related equipment and software	$1,109,465	$1,027,825
Building and land	109,446	97,782
Leasehold improvements	230,817	222,812
Furniture, fixtures and other	47,813	43,518

Property and equipment, gross	1,497,541	1,391,937
Less accumulated depreciation	(972,227)	(895,352)

Property and equipment, net	$525,314	$496,585

Total depreciation expense for fiscal years 2019, 2018 and 2017, was $111,387, $105,439 and $105,027, respectively.

As of September 30, 2019 and 2018, the costs, net of accumulated depreciation of software assets developed for internal use were $171,331 and $152,366, respectively, and are presented under Computer equipment in the table above.

In fiscal year 2018, the Company purchased a land and capitalized costs related to the new building, see also Note 2.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of October 1, 2017	$2,221,209
Goodwill resulting from acquisitions(1)	227,283
Other	(3,597)

As of September 30, 2018	$2,444,895
Goodwill resulting from acquisitions(2)	17,484
Other	456

As of September 30, 2019	$2,462,835

(1)

Mainly relates to the acquisitions of Vubiquity, projekt202 and UXP. In allocating the total purchase price for Vubiquity, based on estimated fair values, the Company recorded $148,184 of goodwill, $38,630 of customer relationships to be amortized over approximately nine years, $45,692 of core technology to be amortized over approximately five years, $10,104 of trade mark to be amortized over eight years. In allocating the total purchase price of projekt202, based on estimated fair values, the Company recorded $34,390 of goodwill and $19,835 of customer relationships to be amortized over four years. In allocating the total purchase price of UXP, based on estimated fair values, the Company recorded $40,629 of goodwill, $31,552 of core technology to be amortized over five years and $6,552 of customer relationships to be amortized over approximately five years.

(2)

Mainly relates to the acquisitions of TTS. In allocating the total preliminary purchase price for TTS, based on estimated fair values, the Company recorded $10,032 of goodwill, $29,500 of customer relationships to be amortized over approximately six years, $2,100 of core technology to be amortized over approximately six years and $1,300 of trade mark to be amortized over four years.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2019, 2018 or 2017.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Gross	Accumulated Amortization	Net
September 30, 2019
Core technology(1)	$775,479	$(690,961)	$84,518
Customer relationships	594,555	(483,313)	111,242
Other	44,946	(35,544)	9,402

Total	$1,414,980	$(1,209,818)	$205,162

September 30, 2018
Core technology(1)	$773,380	$(628,932)	$144,448
Customer relationships	563,656	(453,137)	110,519
Other	43,646	(33,364)	10,282

Total	$1,380,682	$(1,115,433)	$265,249

(1)

Amounts previously presented separately as Intellectual property rights and purchased computer software are included in Core Technology as the nature of the intangible is consistent with the Core technology category. The asset was fully amortized as of 2019 and 2018, and consisted of gross asset of $51,996 and accumulated amortization of $51,996.

The following table presents the amortization expense of the Company’s definite-lived purchased intangible assets, included in each financial statement caption reported in the consolidated statements of income:

	Year Ended September 30,
	2019	2018	2017
Cost of revenue	$180	$572	$1,405
Amortization of definite-lived purchased intangible assets	94,205	105,213	108,453

Total	$94,385	$105,785	$109,858

The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2019 is as follows:

Amount
Fiscal year:
2020	$70,138
2021	47,114
2022	34,940
2023	18,904
2024	11,186
Thereafter	22,880

Total	$205,162

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 10 — Non-recurring charges

During fiscal year 2018 the Company incurred non-recurring charges of a loss incurred to settle a long-running legal dispute in total amount of $55,000 including legal costs and also incurred restructuring charges of $30,057 primarily related to employee severance expenses. During fiscal year 2019 the Company paid the settlement amount of $50,000 and $5,000 in legal and other fees. During fiscal year 2019 and 2018 the Company paid most of the restructuring charges, and the remaining amount will be paid over the next several quarters.

Note 11 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2019	2018	2017
Current	$102,391	$42,047	$69,535
Deferred	(13,950)	25,098	6,551

Income taxes	$88,441	$67,145	$76,086

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

The Company maintained a tax receivable balance of $53,143 and $55,198 as of September 30, 2019 and 2018, respectively, which is included in Prepaid expenses and other current assets.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Deferred income taxes are comprised of the following components:

	As of September 30,
	2019	2018
Deferred tax assets:
Deferred revenue	$30,659	$30,596
Employee compensation and benefits	76,327	72,218
Intangible assets, computer software and intellectual property	11,805	9,793
Tax credits, net capital and operating loss carryforwards	153,062	184,450
Other	73,249	49,732

Total deferred tax assets	345,102	346,789
Valuation allowances	(85,533)	(112,727)

Total deferred tax assets, net	259,569	234,062

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(70,961)	(68,394)
Intangible assets, computer software and intellectual property	(104,926)	(114,094)
Other	(81,736)	(31,750)

Total deferred tax liabilities	(257,623)	(214,238)

Net deferred tax assets	$1,946	$19,824

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2019	2018	2017
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	15.6	15.9	14.8

Effective income tax rate	15.6%	15.9%	14.8%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

(1)	Foreign taxes for the year ended Sep 30, 2019:

In fiscal year 2019, foreign taxes included a benefit of $26,529 that was primarily attributable to the expiration of the periods set forth in statutes of limitations and to a lesser extent from the conclusions of tax audits related to unrecognized tax benefits accumulated over several years in certain jurisdictions.

Foreign taxes in fiscal year 2019 also included a benefit of $12,650 resulting from the release of valuation allowances on deferred tax assets at certain of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Foreign taxes for the year ended Sep 30, 2018:

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

During fiscal year 2019, the net decrease in valuation allowances was $27,194. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2019, the Company had tax credits, net capital and operating loss carryforwards of $797,091 of which $244,711 have expiration dates through 2039, and the remainder do not expire.

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

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2019	2018	2017
Balance at beginning of fiscal year	$187,646	$193,024	$196,668
Additions based on tax positions related to the current year	19,530	20,329	22,319
Additions (reduction) for tax positions of prior years	24,980	(3,805)	12,261
Settlements with tax authorities(1)	(37,672)	(3,880)	(9,450)
Lapse of statute of limitations	(25,162)	(18,022)	(28,774)

Balance at end of fiscal year	$169,322	$187,646	$193,024

(1)

The changes in the year ended September 30, 2019, in the balance of the Company’s gross unrecognized tax benefits that relate to settlements with tax authorities is $37,672, the vast majority of which was offset by income tax payments and increase in Tax Payables and Deferred Tax Liabilities.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $169,322 as of September 30, 2019, and $187,646 as of September 30, 2018, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2019, the Company had accrued $31,108 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $4,679 was recognized in the statements of income in fiscal year 2019, net of interest and penalty reversals. As of September 30, 2018, the Company had accrued $30,807 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which a benefit of $2,579 was recognized in the statements of income in fiscal year 2018, net of interest and penalty reversals.

The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2019, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

It is reasonably possible that the amount of unrecognized tax benefits may decrease by up to $12,763 during fiscal year 2020 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

Note 12 — Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On November 8, 2017, the Company’s Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. In April 2018, the Company completed the repurchase of the remaining authorized amount of ordinary shares under the February 2016 plan and began executing repurchases under the November 2017 plan. In fiscal year 2019, the Company repurchased approximately 6,656 ordinary shares at an average price of $59.79 per share (excluding broker and transaction fees). The November 2017 plan permits the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. As of September 30, 2019, the Company

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

had remaining authority to repurchase up to $239,171 of its outstanding ordinary shares under the November 2017 plan. On November 12, 2019, the Company’s Board of Directors adopted another share repurchase plan for the repurchase of up to an additional $800,000 of Company’s outstanding ordinary shares which brings the unused authorization as of September 30, 2019 to $1,039,171. The November 2019 plan authorizations have no expiration date and permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate.

Note 13 — Financing Arrangements

In December 2011, the Company entered into a $500,000 five-year revolving credit facility with a syndicate of banks. In December 2014 and in December 2017, the credit facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019 and December 2022, respectively. The credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based in part on the Company’s credit ratings. In March 2017, the Company borrowed an aggregate of $200,000 under the facility and repaid it in April 2017. In March 2018, the Company borrowed an aggregate of $120,000 under the facility and repaid it in April 2018. As of September 30, 2019, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of September 30, 2019, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $91,291. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

Note 14 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2019	2018
Ongoing accrued expenses	$259,661	$256,012
Project-related provisions	140,701	155,739
Taxes payable	28,335	27,843
Dividends payable(1)	38,413	35,046
Derivative instruments(2)	5,053	20,821
Other	175,494	211,176

	$647,657	$706,637

(1)	The amounts payable as a result of the August 7, 2019 and the July 31, 2018 dividend declarations. See Note 19 to the consolidated financial statements.
(2)	Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments. See Note 7 to the consolidated financial statements.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 15 — Interest and other expense, net

Interest and other expense, net, consists of the following:

	Year Ended September 30,
	2019	2018	2017
Interest income	$6,225	$6,602	$7,972
Interest expense	(3,911)	(2,764)	(1,600)
Foreign exchange loss	(7,860)	(6,173)	(8,246)
Other, net	3,687	(4,431)	(2,547)

	$(1,859)	$(6,766)	$(4,421)

Note 16 — Contingencies and Commitments

Commitments

The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments, which include rent and other payments the Company is obligated to make, based on the Company’s contractual obligations as of September 30, 2019 are as follows:

For the year ended September 30,
2020	$69,043
2021	60,544
2022	51,863
2023	31,951
2024	24,350
Thereafter	93,845

$331,596

Rent expense net of sublease income was approximately $65,692, $63,603 and $55,480 for fiscal years 2019, 2018 and 2017, respectively. The Company had immaterial committed future sublease income as of September 30, 2019.

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

Since 2014, the Company has been defending a lawsuit against certain of its subsidiaries in the U.S. District Court in Oregon alleging breach of contract and trade secret misappropriation. According to the suit, the Company improperly utilized information received in connection with its electronic payment processing solution, which is one of several components of its mobile financial services offerings. During fiscal year 2016, the District Court denied the Company’s motions to dismiss and to compel arbitration with respect to certain of the

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

claims, and the proceedings continued. The District Court scheduled a tentative jury trial date for late October 2018. The Company filed a motion for summary judgment with the District Court during fiscal year 2018 and the District Court partially granted the motion with respect to two trade secrets. In October 2018, while continuing to deny the plaintiff’s allegations, the Company entered into a settlement agreement with the plaintiff, which included a $50,000 settlement payment by the Company, in consideration for a mutual release of each party and its respective customers with no admission of liability or fault. As a result of the settlement, the lawsuit was dismissed with prejudice on November 13, 2018. During fiscal year 2019 the Company paid the settlement amount of $50,000 and $5,000 in legal and other fees which were accrued as of September 30, 2018.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over contracts, under which the Company was providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. To date, however, such defense efforts, including motions alleging constitutional defects, have encountered a dismissive approach by the Ecuadorian Courts, with reasoning that the Company believes is inconsistent with applicable law. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

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

The Company generally offers its products with a limited warranty. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been incurred after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2019, 2018 and 2017.

The Company generally indemnifies its customers against claims made by third parties arising from the use of the Company’s software and certain other matters. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

Note 17 — Employee Benefits

The Company accrues severance pay mainly for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability amounted to $266,209 and $258,262 as of September 30, 2019 and 2018, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $206,752 and $202,230 as of September 30, 2019 and 2018, respectively, and are included in other noncurrent assets. The accrued severance expenses were $33,355, $28,472 and $32,908 for fiscal years 2019, 2018 and 2017, respectively.

The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal years 2019, 2018 and 2017 under such plans were not material compared to total operating expenses.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for certain employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees, discount rate, inflation and expected health care costs. The fair value of the employee benefit plans’ assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experienced gains and losses. The Company recognized the funded status of such plans in the balance sheet. The pension and other benefits costs related to the non-contributory defined benefit plans were immaterial in fiscal years 2019, 2018 and 2017.

Note 18 — Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2017, the maximum number of ordinary shares authorized by the Company’s Board of Directors to be granted under the Equity Incentive Plan was increased from 62,300 to 67,550. The issuance of such additional shares was registered with the SEC in February 2018. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years and stock options have a term of ten years. Also, in accordance with the Equity Incentive Plan, options are issued at or above the market price at the time of the grant.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the fiscal year ended September 30, 2019:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2018	6,418	$54.76
Granted	1,975	60.04
Exercised	(874)	47.41
Forfeited	(682)	60.52

Outstanding as of September 30, 2019(1)	6,837	$56.65

Exercisable as of September 30, 2019(1)	2,899	$50.60

(1)	As of September 30, 2019, the weighted average remaining contractual life of outstanding and exercisable options was 7.24 and 5.63 years, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

The following table summarizes information relating to awards of restricted shares, as well as changes during the fiscal year ended September 30, 2019:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2018	1,022	$60.68
Granted	521	61.65
Vested	(459)	59.32
Forfeited	(147)	61.86

Outstanding as of September 30, 2019	937	$61.70

The total intrinsic value of options exercised during fiscal years 2019, 2018 and 2017 was $13,081, $38,025 and $47,321, respectively.

The value of restricted shares vested during fiscal years 2019, 2018 and 2017 was $28,430, $35,801 and $36,922, respectively.

The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2019 was $56,997 and $40,532, respectively.

Employee equity-based compensation pre-tax expense for the years ended September 30, 2019, 2018 and 2017 was as follows:

	Year Ended September 30,
	2019	2018	2017
Cost of revenue	$19,879	$18,253	$19,215
Research and development	2,714	3,476	3,536
Selling, general and administrative	15,957	25,747	21,788

Total	$38,550	$47,476	$44,539

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2019	2018	2017
Risk-free interest rate(1)	2.64%	2.30%	1.63%
Expected life of stock options(2)	4.50	4.50	4.50
Expected volatility(3)	17.8%	15.0%	16.2%
Expected dividend yield(4)	1.82%	1.51%	1.47%
Fair value per option	$9.13	$8.70	$7.62

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on blended volatility.
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 19 — Dividends

The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2019, 2018 and 2017:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date

August 7, 2019	$0.285	September 30, 2019	$38,413	October 25, 2019
May 14, 2019	$0.285	June 28, 2019	$38,730	July 19, 2019
February 5, 2019	$0.285	March 29, 2019	$39,084	April 19, 2019
November 8, 2018	$0.250	December 31, 2018	$34,755	January 18, 2019

July 31, 2018	$0.250	September 28, 2018	$35,046	October 19, 2018
May 10, 2018	$0.250	June 29, 2018	$35,363	July 20, 2018
January 30, 2018	$0.250	March 30, 2018	$35,637	April 20, 2018
November 8, 2017	$0.220	December 29, 2017	$31,556	January 19, 2018

August 2, 2017	$0.220	September 29, 2017	$31,736	October 23, 2017
May 9, 2017	$0.220	June 30, 2017	$31,981	July 14, 2017
February 1, 2017	$0.220	March 31, 2017	$32,223	April 14, 2017
November 8, 2016	$0.195	December 30, 2016	$28,606	January 13, 2017

The amounts payable as a result of the August 7, 2019, July 31, 2018 and August 2, 2017 declarations were included in accrued expenses and other current liabilities as of September 30, 2019, 2018 and 2017, respectively.

On November 12, 2019, the Company’s Board of Directors approved quarterly dividend payment of $0.285 per share, and set December 31, 2019 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 24, 2020.

On November 12, 2019, the Company’s Board of Directors also approved, subject to shareholder approval at the January 2020 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.3275 per share, anticipated to be paid in April 2020.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 20 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2019	2018	2017
Numerator:
Net income	$479,446	$354,396	$436,826
Net income and dividends attributable to participating restricted shares	(3,295)	(2,650)	(3,517)

Numerator for basic earnings per common share	$476,151	$351,746	$433,309

Undistributed income allocated to participating restricted shares	2,252	1,617	2,512
Undistributed income reallocated to participating restricted shares	(2,240)	(1,603)	(2,488)

Numerator for diluted earnings per common share	$476,163	$351,760	$433,333

Denominator:
Weighted average number of shares outstanding — basic	137,418	142,422	146,017
Weighted average number of participating restricted shares	(944)	(1,065)	(1,176)

Weighted average number of common shares — basic	136,474	141,357	144,841

Effect of dilutive stock options granted	691	1,282	1,414
Weighted average number of common shares — diluted	137,165	142,639	146,255

Basic earnings per common share	$3.49	$2.49	$2.99

Diluted earnings per common share	$3.47	$2.47	$2.96

For the fiscal years ended September 30, 2019, 2018 and 2017, 3,547, 1,357 and 1,281 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.

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

	Year Ended September 30,
	2019	2018	2017
Revenue
North America (mainly United States)	$2,582,719	$2,550,234	$2,546,290
Europe	598,731	572,196	488,932
Rest of the world	905,219	852,407	831,933

Total	$4,086,669	$3,974,837	$3,867,155

	As of September 30,
	2019	2018
Long-lived Assets(1)
Europe	$206,086	$187,884
North America	95,876	88,251
Rest of the world:
Israel	168,493	161,726
India	36,546	37,239
Others	18,313	21,485

Total	$525,314	$496,585

(1)	Property and equipment, net.

Revenue by nature of activities

	Year Ended September 30,
	2019	2018	2017
Managed services arrangements	$2,246,279	$2,051,589	$2,005,382
Others	1,840,390	1,923,248	1,861,773

Total	$4,086,669	$3,974,837	$3,867,155

Sales to Significant Customers

The Company had one customer, AT&T, which accounted for at least ten percent of its total revenue in each of fiscal years 2019, 2018 and 2017. The percentage of revenue from this customer out of total revenue during fiscal years 2019, 2018 and 2017 was 23%, 27% and 33%, respectively.

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

Note 22 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2019
Revenue	$1,030,253	$1,024,704	$1,019,657	$1,012,055
Operating income	144,154	142,320	150,175	133,097
Net income	122,027	131,448	124,279	101,692
Basic earnings per share	0.90	0.96	0.90	0.73
Diluted earnings per share	0.90	0.96	0.90	0.72
2018
Revenue	$1,002,588	$1,002,198	$992,340	$977,711
Operating income	68,819	105,518	131,827	122,143
Net income	44,266	91,530	101,727	116,873
Basic earnings per share	0.31	0.64	0.71	0.81
Diluted earnings per share	0.31	0.64	0.70	0.80

AMDOCS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Accounts Receivable Allowances		Valuation Allowances on Net Deferred Tax Assets
Balance as of September 30, 2016	$39,512		$96,870
Charged to costs and expenses	17,282		16,425
Charged to other accounts	1,985		5,000	(1)
Deductions	(30,053	)(3)	(23,722	)(2)

Balance as of September 30, 2017	28,726		94,573
Charged to costs and expenses	6,134		18,173
Charged to other accounts	1,226		6,121	(1)
Deductions	(14,875	)(4)	(6,140)

Balance as of September 30, 2018	21,211		112,727
Charged to costs and expenses	22,260		1,009
Charged to other accounts	2,406		6,008	(1)
Deductions	(9,756	)(6)	(34,211	)(5)

Balance as of September 30, 2019	$36,121		$85,533

(1)	Includes valuation allowances on deferred tax assets incurred in connection with an acquisition.

(2)

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

(4)	$6,659 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.

(5)

$7,588 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(6)	$3,539 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.