Form 20-F/A
period 2019-09-30
AMDOCS LTD
filed 2019-12-19
CIK 1062579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F/A
(Amendment No. 1)

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

Explanatory Note
Amdocs Limited (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form
20-F
for the fiscal year ended September 30, 2019 (the “Form
20-F”),
which was filed with the Securities and Exchange Commission on December 16, 2019, to submit Interactive Data Files (as defined in Rule 11 of Regulation
S-T)
in Inline XBRL format in accordance with Rules 405 and 406 of Regulation
S-T.
Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Form
20-F.

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
We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including Amdocs
™
, CES
™
and The New World of Customer Experience
™
, among others.

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
•
Focus on the Communications and Media Industry
. We focus our resources and efforts primarily on providing customer experience solutions to service providers in the communications and media industry. We consider our longstanding and continuing focus on this industry a competitive advantage. This strategy has enabled us to develop the specialized industry know-how
and capability necessary to deliver the technologically advanced, large-scale, specifications-intensive solutions required by the leading wireless, wireline, broadband, cable and satellite companies as well as provide targeted point solutions for service providers of all sizes. These strengths have enabled us to diversify our customer base and expand our offering domains and may continue to provide us with opportunities to expand within other vertical segment markets.

•
Target Industry Leaders
. We intend to continue to direct our marketing efforts primarily toward communications and media industry leaders and contenders. By targeting such leading service providers, which require the most sophisticated and relevant solutions, we believe that we are better able to remain at the forefront of developments in the industry. We believe that the development of this customer base has helped position us as a market leader.

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

•
Expand Our Managed Services Capabilities
. We seek to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by
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

•
Develop and Maintain Long-Term Customer Relationships
. We seek to develop and maintain long-term, mutually beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to our customers’ needs. We believe these relationships can lead to additional product and services sales, including products and services from recent acquisitions which have expanded our offering, as well as ongoing, long-term support, system enhancement, modernization and maintenance and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships and the recurring revenue that such relationships produce provide a competitive advantage for us.

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
To help service providers respond more quickly to changes in their markets, we embrace an open and integrated approach to our technology built on the following key principles:
•	Design led . Adopting design-led principles and methodologies across software applications to ensure improved and optimized customer experiences.

•
API enabled
. Leveraging domain-driven design to expose APIs across key applications and ensure consumption and interaction between applications is easily enabled. It exposes the Amdocs portfolio application programming interfaces to external systems, allowing our applications to integrate with each other and with third-party applications.

•	Cloud flexibility . Architected to run in public and on-premise cloud environments.

•
Microservices
. Developing highly granular, lightweight distributed software architecture, shipped and delivered using containers and orchestrated using Kubernetes, the industry-leading cluster management for containers.

•
Scalability
. Designed to take full advantage of the capabilities of the underlying platform, allowing progressive system expansion, proportional with increases in business volumes. Using the same software, our applications can support operations for small and very large service providers.

•	Reliability. System and component architecture supports high availability and redundancy to allow connected and uninterrupted operations at full network utilization and device load.

•
Modularity
. Applications can be installed on an individual standalone basis, interfacing with the customer’s existing systems, or as part of an integrated Amdocs system environment. We believe this modularity provides our customers with a highly flexible solution that is able to incrementally expand with the customer’s growing needs and capabilities.

•	Upgradability and Backwards Compatibility . Version interoperability eliminates risky upgrades and allows for a gradual upgrade approach of suite elements.

•
Virtualization
. Business agility improves with virtualization as it allows introduction of new services rapidly. Moreover, virtualization reduces cost by improving resource utilization, and by automating processes.

•
Open Source Software
. Enabling rapid time to market and lower-cost functionality introduction, our software leverages open-source components to encourage standardization and improved quality where possible. Amdocs is playing a central role in the development of The Linux Foundation’s ONAP, an advanced open source solution for the telecommunications industry.

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

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 23% and 27% of our revenue in fiscal 2019 and 2018, respectively. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 65% of our revenue in fiscal 2019 and 66% in fiscal 2018. See “Risk Factors —
Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers could harm our results of operations
.”
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

Revenue
.
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
Cost of Revenue
.
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

Research and Development
.
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
Selling, General and Administrative
.
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
Amortization of Purchased Intangible Assets and Other
.
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
Operating Income
.
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
Interest and Other Expense, Net
.
Interest and other expense, net, changed from a net loss of $6.8 million in fiscal year 2018 to a net loss of $1.9 million in fiscal year 2019. The decrease in Interest and other expense, was primarily attributable to the realized and unrealized net gains relating to minority equity investments.
Income Taxes
.
Income taxes for fiscal year 2019 were $88.4 million on
pre-tax
income of $567.9 million, resulting in an effective tax rate of 15.6%, compared to 15.9% in fiscal year 2018. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 11 to our consolidated financial statements.
Net Income
.
Net income increased by $125.1 million, or 35.3%, to $479.4 million in fiscal year 2019, from $354.4 million in fiscal year 2018. The increase in net income was primarily attributable to the increase in Operating Income partially offset by increase in Income Taxes.
Diluted Earnings Per Share
.
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

Revenue
.
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
Cost of Revenue
.
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
Research and Development
.
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
Selling, General and Administrative
.
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
Amortization of Purchased Intangible Assets and Other
.
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
Operating Income
.
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
Interest and Other (Expense) Income, Net
.
Interest and other (expense) income, net, changed from a net loss of $4.4 million in fiscal year 2017 to a net loss of $6.8 million in fiscal year 2018. This change in interest and other (expense) income, net, was primarily attributable to foreign exchange impacts.
Income Taxes
.
Income taxes for fiscal year 2018 were $67.1 million on
pre-tax
income of $421.5 million, resulting in an effective tax rate of 15.9%, compared to 14.8% in fiscal year 2017. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 11 to our consolidated financial statements.
Net Income
.
Net income decreased by $82.4 million, or 18.9%, to $354.4 million in fiscal year 2018, from $436.8 million in fiscal year 2017. The decrease in net income was primarily attributable to non-recurring
charges recognized in fiscal year 2018.
Diluted Earnings Per Share
.
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
In recent years, Israeli labor unions have increased their efforts to organize workers at companies with significant operations in Israel, including several companies in the technology sector. In addition, a national union and a group of our employees had attempted to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel. While these efforts have not resulted in either group being recognized as a representative union, we cannot be certain there will be no such efforts in the future. In the event an organization is recognized as a representative union for our employees in Israel, we would be required to enter into negotiations to implement a collective bargaining agreement. See “Risk Factors —
The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce
.”
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
Our Code of Ethics and Business Conduct is available on our website at
www.amdocs.com
, or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:
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
ITEM 19.
EXHIBITS
The exhibits listed hereof are filed herewith in response to this Item.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K filed January 26, 2009)

1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)

2*	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934

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

4.a.3†*	Amendment No. 1 to Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective November 8, 2018

4.a.4†*	Amendment No. 2 to Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective December 27, 2018

4.b	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Amdocs’ Registration Statement on Form S-8, filed on February 12, 2018)

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

8*	Subsidiaries of Amdocs Limited

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1*	Consent of Ernst & Young LLP

100.1
The following financial information from Amdocs Limited’s Annual Report on Form
20-F
for the year ended September 30, 2019, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets as of September 30, 2019 and 2018, (ii) Consolidated Statements of Income for the years ended September 30, 2019, 2018 and 2017, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2019, 2018 and 2017, (iv) Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2019, 2018 and 2017, (v) the Consolidated Statements of Cash Flows for the years ended September 30, 2019, 2018 and 2017, and (vi) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

*	Previously filed.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended September 30, 2019 on its behalf.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Name: Matthew E. Smith
Title: Secretary and Authorized Signatory

Date: December 19, 2019

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
Recent Accounting Standards
In November 2018, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU, No.
 2018-18
, “Collaborative Arrangements
”. The ASU clarifies the interaction between collaborative arrangements and the new revenue standards. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU No.
 2018-15
, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”.
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
 2018-13
, “Fair Value Measurement”.
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
In August 2018, the FASB issued ASU No.
 2018-14,
“
Changes to the Disclosure Requirements for Defined Benefit Plans”
. The ASU makes minor changes to the disclosure requirement for employers that sponsor defined pension and/or other post retirement benefit plans. This ASU will be effective for the Company on October 1, 2020, and early adoption is permitted. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
In June 2018, the FASB issued ASU No.
 2018-07,
“
Improvements to Nonemployee Share-Based Payment Accounting”
. The ASU aligns the measurement and classification for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. This ASU will be effective for the Company on October 1, 2019, and early adoption is permitted with certain limitations. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.
In August 2017, the FASB issued ASU No.
 2017-12,
“
Targeted Improvements to Accounting for Hedging Activities”
. The ASU amends existing guidance to simplify the application of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. This ASU will be effective for the Company on October 1, 2020, and earlier adoption by one year is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.
In June 2016, the FASB issued ASU No.
 2016-13,
“
Measurement of Credit Losses on Financial Instruments”
. The ASU which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance
sheet credit exposures. This ASU will be effective for the Company on October 1, 2020, and earlier adoption by one year is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.
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

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
In January 2017, the FASB issued ASU No.
 2017-01,
“
Clarifying the Definition of a Business
”. The ASU revises and narrows the definition of a business and provides a framework that gives entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. The Company prospectively adopted this ASU effective October 1, 2018. As of the date of the adoption there was no impact on the Company’s consolidated financial statements.
In October 2016, the FASB issued ASU No.
 2016-16,
“Intra-Entity Transfers of Assets Other Than Inventory
”. The ASU requires the Company to recognize the income tax consequences of intra-entity transfers, other than inventory, when the transfer occurs. The Company adopted this ASU as of October 1, 2018, using the modified retrospective transition approach, which resulted in a cumulative adjustment of $3,860 decrease of the retained earnings.
In August 2016, the FASB issued ASU No.
 2016-15,
“
Classification of Certain Cash Receipts and Cash Payments”.
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
In January 2016, the FASB issued ASU No.
 2016-01,
“
Financial Instruments — Overall”
. The ASU updates certain aspects of recognition and measurement of financial assets and financial liabilities. The ASU affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The Company prospectively adopted this ASU effective October 1, 2018. There was no material impact on the Company’s consolidated financial statements, see also Note 5 to the consolidated financial statements.
In May 2014, the FASB issued ASU No.
 2014-09,
or ASC 606, “
Revenue from Contracts with Customers”.
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

Cash Flow Hedges
In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years
. A significant portion of the forward and option contracts outstanding as of September 30, 2019 is scheduled to mature within the next 12 months.
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
and stock options have a term of
ten years
. Also, in accordance with the Equity Incentive Plan, options are issued at or above the market price at the time of the grant.
The following table summarizes information about options to purchase the Company
’
s ordinary shares, as well as changes during the fiscal year ended September 30, 2019:

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
On November 12, 2019, the Company’s Board of Directors also approved, subject to shareholder approval at the January 2020 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.3275 per share, anticipated to be paid in
April 2020
.

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