Form 20-F
period 2020-09-30
AMDOCS LTD
filed 2020-12-14
CIK 1062579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2020
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
Telephone:
314-212-8328
Email: dox_info@amdocs.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Ordinary Shares, par value £0.01	DOX	Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, par value £0.01	131,535,692
(Title of class)	(Number of shares)
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
filer  ☐                 Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

(1)
Net of 148,042,693 shares held in treasury. Does not include 5,845,993 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our stock option plan or by companies we have acquired.

Unless the context otherwise requires, all references in this Annual Report on Form
20-F
to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products, refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2020 as “fiscal 2020.”
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
Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; the duration and severity of the
COVID-19
(coronavirus) pandemic, and its impact on the global economy; changes in competition in markets in which we operate; changes in the demand for our products and services; the loss of a significant customer; consolidation within the industries in which our customers operate; our ability to derive revenues in the future from our current research and development efforts; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these and other important factors, please read the information set forth below under the caption “Risk Factors.”

ii

PART I
ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.
KEY INFORMATION
Selected Financial Data
Our historical consolidated financial statements are prepared in accordance with U.S. GAAP and presented in U.S. dollars. The selected historical consolidated financial information set forth below has been derived from our historical consolidated financial statements for the years presented. Historical information as of and for the five years ended September 30, 2020 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. You should read the information presented below in conjunction with those statements.
The information presented below is qualified by the more detailed historical consolidated financial statements, the notes thereto and the discussion under “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	2020	2019	2018	2017	2016
	(in thousands, except share data)
Statement of Operations Data:
Revenue	$4,169,039	$4,086,669	$3,974,837	$3,867,155	$3,718,229
Operating income	594,758	569,746	428,307	517,333	483,141
Net income	497,840	479,446	354,396	436,826	409,331
Basic earnings per share	3.73	3.49	2.49	2.99	2.74
Diluted earnings per share	3.71	3.47	2.47	2.96	2.71
Dividends declared per share(1)	1.2675	1.105	0.970	0.855	0.755

	2020	2019	2018	2017	2016
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term interest-bearing investments	$983,940	$471,632	$519,216	$979,608	$1,095,723
Total assets	6,341,621	5,292,826	5,347,815	5,279,380	5,331,355
Short-term and Long-term obligations	750,000	—	—	—	—
Equity	3,665,155	3,542,466	3,492,042	3,574,070	3,453,561

(1)
In the fourth quarter of fiscal 2012, we instituted a discretionary quarterly cash dividend program. In February 2016, January 2017, January 2018, January 2019 and January 2020, our shareholders approved increases in the rate of the quarterly cash dividend to $0.195 per share, $0.22 per share, $0.25, $0.285 and $0.3275, respectively. In November 2020, our Board of Directors approved, subject to shareholder approval at the January 2021 annual general shareholders meeting, an increase in the rate of the quarterly cash dividend to $0.36 per share.

	Ordinary Shares		Additional Paid-In Capital	Treasury Stock
	Shares	Amount
	(in thousands)
Statement of Changes in Shareholders’ Equity Data:
Balance as of September 30, 2017	144,391	$4,410	$3,458,887	$(4,365,124)

Employee stock options exercised	1,800	24	81,262	—
Repurchase of shares(1)	(6,337)	—	—	(419,228)
Issuance of restricted stock, net of forfeitures	323	2	—	—
Equity-based compensation expense related to employees	—	—	47,476	—

Balance as of September 30, 2018	140,177	$4,436	$3,587,625	$(4,784,352)

Employee stock options exercised	874	11	41,487	—
Repurchase of shares(1)	(6,656)	—	—	(398,057)
Issuance of restricted stock, net of forfeitures	378	5	—	—
Equity-based compensation expense related to employees	—	—	38,550	—

Balance as of September 30, 2019	134,773	$4,452	$3,667,662	$(5,182,409)

Employee stock options exercised	1,871	24	97,819	—
Repurchase of shares(1)	(5,668)	—	—	(360,912)
Issuance of restricted stock, net of forfeitures	559	7	—	—
Equity-based compensation expense related to employees	—	—	42,434	—

Balance as of September 30, 2020	131,535	$4,483	$3,807,915	$(5,543,321)

(1)
From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On November 8, 2017, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. On November 12, 2019, our Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. In May 2020, we completed the repurchase of the remaining authorized amount of ordinary shares under the November 2017 plan and initiated repurchases of our outstanding ordinary shares pursuant to the November 2019 plan. In fiscal year 2020, we repurchased approximately 5.7 million ordinary shares at an average price of $63.66 per share (excluding broker and transaction fees). The November 2019 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. As of September 30, 2020, we had remaining authority to repurchase up to $678.3 million of our outstanding ordinary shares under the November 2019 plan.

Risk Factors
Risks Related to the COVID-19 Pandemic
The global outbreak of the
COVID-19
pandemic may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results.
On March 11, 2020 the World Health Organization characterized the outbreak as a “pandemic.” This outbreak of
COVID-19
has resulted in a widespread health crisis that has and may continue to adversely affect the economies and financial markets worldwide. The
COVID-19
pandemic could materially adversely impact our business, results of operations and financial results, depending on numerous evolving factors that we may not be able to accurately predict, including: the duration and severity of the pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic; the impact of
COVID-19
on economic activity and actions taken in response; the effect on our clients and client demand for our services and products; our ability to sell and provide our services and products, including as a result of travel restrictions and working directives; the effect of
COVID-19
on our employees’ health and their effectiveness; the ability of our clients to pay for our services and products; and any closures of our and our clients’ offices and facilities. Negative economic conditions may cause customers generally to reduce their spending, delay or cancel projects, choose to focus on in-house
development efforts or seek to lower their costs by renegotiating or terminating existing agreements. Any of these events could cause or contribute to the risks and uncertainties enumerated below, and could materially adversely affect our business, financial condition, results of operations and/or stock price.
Risks Related to Our Business and Industry
We are exposed to general global economic and market conditions, particularly those impacting the communications industry.
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
We may be unable to compete successfully with existing or new competitors, particularly as we expand into new market segments. Our failure to adapt to changing market conditions, new market segments such as 5G and the cloud, and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for managed services we provide to customers under long-term service agreements. These managed services include management of data center operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation and management of end-to-end
business processes for billing and customer care operations.
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
A number of our competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their abilities to address the needs of our existing or prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. Additionally, our competitors are increasingly able to offer services related to their software, platform and other solutions that require integration with their other existing services. These more integrated services may represent more attractive alternatives to clients than some of our software products and services. We cannot assure you that we will be able to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, our results of operations and financial condition may be adversely affected.
If we do not continually enhance our products and service offerings, introduce new products and features and adopt and monetize new technologies and methodologies in the marketplace we may have difficulty retaining existing customers and attracting new customers.
We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services, to introduce new products, services and features to meet the requirements of our customers, and to adopt to and leverage new technologies and methodologies such as 5G, cloud, microservices-based architecture, DevOps, automation, and artificial intelligence, in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our products, services and development methodologies and tools. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products, services and technology may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.
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
If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data or our IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable and it may materially affect our business and result in potential legal liability.
Our products and services, including our cloud offerings, store, retrieve, and manage our customers’ information and data, as well as our own data. We have a reputation for secure and reliable product offerings and related services and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external data that we manage. Despite our efforts to implement security measures, we cannot guarantee that our systems are fully protected from vulnerabilities related to
IT-related
viruses, worms and other malicious software programs, attacks, break-ins
and similar disruptions from unauthorized tampering by computer hackers and others. Cybersecurity threats are constantly expanding and evolving, thereby increasing the difficulty of detecting and defending against them. For example, we might not discover a security breach or a loss of information for a significant amount of time after the breach, and might not be able to anticipate attacks or implement sufficient mitigating measures. Such cybersecurity incidents could include, but are not limited to, an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. “Phishing” and other types of attempts to obtain unauthorized information or access are often sophisticated and difficult to detect or defeat. In addition, security measures in our products and services may be penetrated or bypassed by computer hackers and others who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks, data or systems. These actors may use a wide variety of methods, which may include developing and deploying malicious software to attack our products and services and gain access to our networks and datacenters, using social engineering techniques or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. This is also true for third party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner or employee error or malfeasance and third parties may attempt to fraudulently induce customers, partners, employees or suppliers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Our exposure to cyber security and data privacy breach incidents may increase due to a large number of employees working remotely. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information, of us, our partners or our customers.

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
We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (GDPR), which regulates the use of personally identifiable information, went into effect in the European Union (EU) on May 25, 2018, applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU
customers which offer services in the EU. The GDPR also affects our role as product developers, as we are required to adopt “privacy by design” principles in order to address our customers’ need to apply privacy adequate solutions when handling their subscribers’ data. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Additionally, new local privacy laws have been enacted recently as part of an overall trend, including in the Philippines and Brazil. In the United States, there have been proposals for federal privacy legislation and state-level privacy laws have also recently been enacted, including the California Consumer Privacy Act. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers. In addition, Guernsey has introduced legislation similar in form to the GDPR, the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) which will apply globally in a similar fashion as the GDPR to our activities conducted from and within Guernsey.
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
Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 26% and 23% of our revenue in fiscal years 2020 and 2019, respectively. In fiscal year 2020 our next largest customer accounted for 12% of our revenue. We cannot assure you that our revenues from AT&T or any of our significant customers will remain the same or grow in future years. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 65% of our revenue in fiscal year 2020 and in fiscal year 2019. The loss of any significant customer, including as a result of industry consolidation involving our customers, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances (such as financial condition and market position) or other factors could harm our results of operations and financial condition. For example, on April 1, 2020,
T-Mobile
and Sprint completed their previously announced merger transaction and, as part of that transaction, on July 1, 2020, the combined company divested certain assets to DISH Network Corporation, including Sprint’s Boost Mobile pre-paid
wireless services business. We cannot currently predict all possible outcomes of these changes, any other activities resulting from the
T-Mobile
and Sprint completed merger, or similar customer consolidation activities, will have on our business. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.
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
We seek to acquire companies or technologies, enter into new strategic partnerships and alliances and cannot assure you that these activities will enhance our products and services or strengthen our competitive position, and they may adversely affect our results of operations.
It is a part of our business strategy to pursue acquisitions and other initiatives, including new strategic partnerships and alliances, in order to offer new products or services or otherwise enhance our market position or strategic strengths. Consistent with this strategy, in recent years we have completed numerous acquisitions and partnerships and we are actively evaluating potential new opportunities, some of which could be significant, stand alone or in the aggregate. In the future, we intend to continue expanding our portfolio of products, services and technologies that we believe will advance our business strategy through acquisitions and strategic partnerships. However, we may not be able to identify suitable future candidates, consummate them on favorable terms or complete otherwise favorable acquisitions or partnerships because of antitrust, regulatory or other concerns. In addition, the ongoing COVID-19 pandemic and the related potential for a prolonged downturn in the economy may impact our ability to grow acquired entities, which could result in reduction of their valuations. We cannot assure you that the acquisitions we have completed, strategic partnerships or alliances that we established, or any future acquisitions, partnerships or alliances that we may make, will enhance our products and services or strengthen our competitive position. Due to the multiple risks and difficulties associated with such activities, there can be no assurance that we will be successful in achieving our expected strategic, operating, and financial goals for any such acquisition partnerships or alliances.

We may not be successful in the integration of our acquisitions.
We cannot assure you that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired. In addition, our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. In some instances, we may need to depend on the seller of an acquired business to provide us with certain transition services in order to meet the needs of our customers. Any failure to recognize significant defects in the internal control policies of acquired companies or properly integrate and retain personnel, and any interruptions of transition services, may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, expose us to potential identified or unknown security vulnerabilities, divert management from day-to-day
responsibilities, increase our expenses and harm our results of operations or financial condition.
The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce.
Our business operations depend in large part on our ability to attract, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis, particularly as we expand into new market segments such as 5G and the cloud. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees, consultants and other professionals. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time may require us to attract and train additional IT professionals at a rapid rate.
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
At times, we have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue to occur. Fluctuations may result from many factors, including:

•	the size, timing and pace of progress of significant customer projects license and service fees, and sales of partners software and hardware,

•	delays in or cancellations of significant projects and activities by customers,

•	changes in operating expenses,

•	increased competition,

•	changes in our strategy,

•	personnel changes,

•	foreign currency exchange rate fluctuations,

•	penetration of new markets, regions, customers and domains, and

•	general economic and political conditions, including the continuous effect of the COVID-19 pandemic.
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
Our cash, cash equivalents and short-term interest-bearing investments totaled $984 million, as of September 30, 2020. Our short-term investments consist primarily of bank deposits, money market funds and corporate bonds. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.
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
As a result of the
COVID-19
pandemic, foreign exchange rates fluctuation may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur. Due to volatility in foreign exchange rates during the height of the financial crisis in fiscal 2008, for example, we recognized higher than usual foreign exchange losses under interest and other expense, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with the global economic turbulence. Although our foreign exchange losses have been less significant since then as a result of enhanced hedging strategies, we believe that foreign exchange rates may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur.
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
If we are unable to protect our proprietary technology from misappropriation or enforce our intellectual property rights, our business may be harmed.
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
Intellectual property laws are complex and subject to change and existing trade secret, copyright, trademark and patent laws offer only limited protection. For example, there is uncertainty concerning the scope of patent and other intellectual property protection, including for software and business methods. Even where we obtain intellectual property protection, the steps we have taken to protect our proprietary rights may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. In addition, the laws of some foreign countries do not protect our proprietary technology or allow enforcement of confidentiality covenants to the same extent as the laws of the United States.
If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome, protracted and expensive and could involve a high degree of risk, including the risk of counterclaims that allege that we infringe, misappropriate or otherwise violate the intellectual property of another party, regardless of whether we are successful in such proceedings.

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
If anyone asserts a claim against us or one of our indemnitees relating to proprietary technology or information, we might seek to license their intellectual property. We might not, however, be able to obtain a license on commercially reasonable terms or on any terms. In addition, any efforts to develop non-infringing
technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing
technology could prevent us from selling our products and could therefore seriously harm our business.
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
We use open source software in providing our solutions, and we may use additional open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Under such licenses, if we engage in certain defined manners of use, we may be subject to certain conditions, including requirements that we offer our solutions that incorporate the open source software for no cost; that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software; and/or that we license such modifications or derivative works under the terms of the particular open source license. In addition, if a third-party software provider has incorporated open source software into software that we license from such provider in a manner that triggers one or more of the above requirements, we could be required to disclose any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. In addition, generally open source software licenses do not contain any warranties and may not have available support from the authors or third parties from whom we license it. If such open source software contains prior defects, security vulnerabilities or infringes any third party right or we are unable to obtain or provide necessary support, we could be exposed to legal claims and significant legal expenses without the ability to seek contribution from the authors or third parties from whom we license open source software.
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
There can be no assurance that our effective tax rate of 14.7% for the year ended September 30, 2020 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Any changes in tax laws could have an adverse impact on our financial results.

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
Further, the U.S. Tax Cuts and Jobs Act of 2017 (the Tax Act) significantly changed how corporations are taxed in the United States. The application of the Tax Act is subject to certain uncertainties. The Tax Act includes certain provisions that may increase our overall tax liabilities. Certain provisions of the Tax Act have applied to us from fiscal year 2018, while other provisions of the Tax Act have become applicable to us from our fiscal year 2019. We have implemented certain steps to optimize our global tax structure, but there can be no assurance that our global tax liabilities would not increase as a result of the Tax Act. In addition, due to the uncertainty involved in applying certain provisions of the Tax Act to our group, we made reasonable estimates for the effects on our financial statements. The U.S. Treasury Department, the Internal Revenue Service and other standards-setting bodies may issue guidance on how the provisions of the Tax Act will be applied that is different from our interpretation. The Tax Act requires complex computations not previously required or produced, and significant judgments and assumptions in the interpretation of the law were made in producing our provisional estimates. In addition, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was enacted in response to the recent outbreak of
COVID-19.
The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, the ability to utilize and carryback certain net operating losses, alternative minimum tax refunds and modifications to rules regarding the deductibility of net interest expense. As we continue our analyses of these legislative changes and interpret any additional guidance, we may adjust the provisional amounts we have recorded, and those adjustments may materially impact our provision for income taxes in the period in which the adjustments are made.

Risks Related to Our Indebtedness
There are risks associated with our outstanding and future indebtedness.
As of September 30, 2020, we had an aggregate of $750 million of outstanding indebtedness and we may incur additional indebtedness in the future. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.
We may also need to refinance a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase.
In addition, changes by any rating agency to our outlook or credit rating could negatively affect the value of both our debt and equity securities and increase the interest amounts we pay on certain outstanding or future debt. These risks could adversely affect our financial condition and results of operations.
Risks Related to Ownership of Our Ordinary Shares
The market price of our ordinary shares has and may continue to fluctuate widely.
The market price of our ordinary shares has from time to time fluctuated widely and may continue to do so. Many factors could cause the market price of our ordinary shares to rise and fall, including:

•	market conditions in the industry and the economy as a whole, including the continuous effect of the COVID-19 pandemic,

•	variations in our quarterly operating results,

•	changes in our backlog levels,

•	announcements of technological innovations by us or our competitors,

•	announcements by any of our key customers,

•	introductions of new products and services or new pricing policies by us or our competitors,

•	trends in the communications, media or software industries, including industry consolidation,

•	acquisitions or strategic alliances by us or others in our industry,

•	changes in estimates of our performance or recommendations by financial analysts, institutions and other market professionals,

•	changes in our shareholder base, and

•	political developments in the Middle East or other areas of the world.
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
As part of our strategy, we have pursued and may continue to pursue acquisitions, partnerships and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and other digital offerings, 5G charging and policy, cloud technologies, software design and development and the media and entertainment domain. In July 2017, we acquired Kenzan Media, LLC, a software engineering services company that provides customized, end-to-end
solutions focusing on digital transformation, and
platform-as-a-service
and cloud-native application development using DevOps and microservices. In November 2017, we acquired projekt202, a leader in experience-driven software design and development. In February 2018, we acquired Vubiquity, a leading provider of premium digital content services and technology solutions, in order to further expand our capabilities in the world of media and entertainment which is increasingly converging with our traditional domain of communications. Also in February 2018, we acquired UXP Systems, a leader in user lifecycle management, to enhance our capabilities around digital identity, user entitlements, personalization, and privacy, including consent management. In August 2019, we acquired TTS Wireless, a provider of mobile network engineering services, specializing in network optimization and planning, to further expand our 5G capabilities and help operators accelerate and simplify deployment of 5G networks with comprehensive network rollout solutions. In August 2020, we acquired Openet, a provider of 5G charging, policy and cloud technologies, to extend our portfolio with open and network-centric technologies to help service providers differentiate in the 5G era. In November 2020, we signed an agreement for the divestiture of OpenMarket, an Amdocs subsidiary, for approximately $300 million in cash, as part of our strategy to divest a non-strategic
asset in the mobile messaging domain and remain focused on our core strategic growth initiatives.
As the result of our organic growth and acquisitions, our workforce has increased over the last three years from an approximate average workforce of 24,381 in fiscal 2018 to 25,875 in fiscal 2020. In the past, our workforce has fluctuated with changes in business conditions.
Our principal capital expenditures for fiscal 2020, 2019 and 2018 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $126 million, $110 million and

$118 million, respectively, and for the development of our new campus in Israel, for which we spent approximately $63 million, $7 million (which is net of proceed of $9.7 million relating to refund of betterment levy) and $96 million, respectively.
Business Overview
Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Our customers include some of the largest telecommunications companies in the world (including America Movil, AT&T, Bell Canada, Singtel, Telefonica, Telstra,
T-Mobile
and Vodafone), as well as cable and satellite providers (including Altice USA, Charter, Comcast, DISH, J:COM, Rogers Communications and Sky), small to midsized communications businesses and mobile virtual network enablers/mobile virtual network operators and directory publishers and other providers of media and other services. Amdocs also has technology and distribution ties to more than 850 content owners to bring premium content to over 500 video service providers worldwide, including Verizon, Turner and Warner Bros.
Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers. Our offerings are based on a product and services mix, using technologies and methodologies such as cloud, microservices, DevOps, open source, bimodal operations, Site Reliability Engineering (SRE) and increasing amounts of automation through standard information technology (IT) tools, open APIs and artificial intelligence. As a result, our offerings enable service providers to efficiently and cost-effectively introduce new products and services, process orders, monetize data and content, support new business models and generally enhance their understanding of their customers. Our technology, design-led
thinking approach and expertise help service providers accelerate their journey to the cloud, enhance their entertainment offerings, deploy and manage existing and next-generation networks, and serve their customers across all channels. In order to fulfill our responsibilities to our customers, we sometimes engage third-party vendors and system integrators providing complementary products and services, including hardware and software.
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
We believe the demand for our solutions is driven by our clients continued migration to the cloud, deployment of 5G networks and transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital
channels. It is also driven by the trend towards integrated service offerings which we believe is leading to increased merger and acquisition activity among our customers who then require systems consolidation, which we provide, to ensure a consistent customer experience at all touchpoints. Our solutions enable service providers to help their consumer and enterprise and business-to-business
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
In addition to the business value we provide to our customers, we also aim to create value for society in line with our company purpose of enriching lives and progressing society with our creativity and technology for a better-connected world. Amdocs was selected for the 2020 S&P Dow Jones Sustainability Index (DJSI) North America, with DJSI recognizing Amdocs as a sustainability leader in our industry. We are committed to diversity, believing a gender diverse, multi-cultural workforce provides strength and a competitive advantage. We seek to create a welcoming work environment for all employees, regardless of age, disability, ethnicity, gender, religion or sexual orientation. Inside the company we run internal programs to increase representation and empower female employees of our company. We have placed particular effort in recruiting more women for core technology roles, while in terms of the company’s senior management, women general managers lead over 40% of the employee population. In the United States we donated scholarships for tuition and housing to African American students, via UNCF, to help ensure more African American students are college-ready, enroll in college, and persist to graduation. To help the communities in which we live and work during the
COVID-19
pandemic, we donated medical equipment and life-saving machines, computers for remote learning and food for the needy. Furthermore, we established a call center operated by Amdocs volunteers to assist senior citizens and others make video calls to stay in touch with their families. We also place high value on protecting the environment and minimizing any negative environmental impacts of our operations and seek to create sustainable products and services. As we take the industry to the cloud, we help service providers shift away from costly, space and energy-consuming hardware components, by delivering software-driven capabilities.
Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States and have operations in North America, Europe, Israel, Latin America, Africa and the Asia-Pacific region.
Industry Background
We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with focus on customer experience, migration to the cloud, next-generation networks, and consolidation within the industry will continue. Many service providers are seeking to become full-service integrated carriers, providing their customers with a rich portfolio of offerings including core communications; media, advertising and entertainment; enterprise enablement; Internet of Things (IoT) and digital lifestyle services, while other continue to focus on their core capabilities. The smartphone and associated communications and entertainment apps, other connected devices such as tablets,
e-readers,
wearables, and improvements in IoT technology continue to drive unprecedented growth in the demand for multi-modal customer engagement capabilities and data. In response to the demand for digital experiences, service providers are continuing to focus on providing digital services, as well as enriching their offerings with integrated partner services. Service providers are also beginning to introduce 5G, investing in their networks, and virtualizing them, to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services.
OTT-focused
players and device manufacturers continue to penetrate the communications market and are also competing for customer attention in the entertainment market, while traditional content creators are looking to stream their content direct-to-consumer
(D2C). Additionally, social networks such as Facebook and Twitter, alongside
OTT-focused
players such as Snapchat and WhatsApp, have become widely accepted alternatives to traditional voice communications and are also providing video streaming services. To meet the challenges from new competitors, service providers are developing cooperative partnerships with
OTT-focused
players to

improve the customer experience as well as vertically integrating with content creators. Pay TV providers are moving toward more OTT and on-demand
video services in their need to respond to customers’
on-demand
experience expectations. As the
business-to-consumer
(B2C) domain is crowded with disruptors and heightened competition from OTT players, service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide IoT services to new vertical market segments, such as the home, health and automotive industries.
To capture new revenue streams, service providers are expanding within existing and non-traditional
business models and deploying new network technologies such as 5G. We believe service providers will continue to place an emphasis on modernization and transformation projects for their networks and operational and business systems as they seek to migrate to the cloud and offer innovative new services for both enterprise customers and individual consumers and monetize these new capabilities.
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

•
Continued Expansion into New Geographies and Emerging Markets.
We seek to grow our customer base by expanding into new markets inside the regions we currently serve and serving the needs of service providers operating in emerging markets. While we have a strong presence overall in developed markets such as Europe, there are countries in which we believe we can further expand our presence. In fiscal 2020, for example, we succeeded in growing our activities in the German market. We also expanded in the Spanish market and grew our presence in other geographies such as Africa. In emerging markets, prepaid subscriber growth remains high and average revenue per user remains relatively low in comparison to more developed markets. In order to increase subscriber revenue, service providers are focusing on customer experience and on increasing capacity, particularly for data and content offerings, as key competitive differentiators. Our existing and prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus to customer experience and on increasing bandwidth and providing content helps to create the wide spectrum of emerging market service providers that require offerings ranging from relatively low-cost
systems with
pre-packaged
services that can be implemented rapidly, to more robust services, to complete customer experience solutions.

•
Provide Customers with an Open, Dynamic and Cloud-Native Portfolio.
With our offerings, we seek to provide our customers with an open and dynamic portfolio, available on an open, modular, cloud-native architecture and deployed using best practice DevOps to help them deliver a customer experience that is simple, personal and valuable at every point of service. We provide solutions across digital business systems and legacy business and operational support systems (BSS/OSS) and network domains and multiple lines of business, including wireline, wireless, broadband, cable, satellite services and digital services. Integration of our systems is achieved through a central, cloud-native catalog, built on an open,
API-first
and microservices-based approach to enable third-party integration. We believe that our ability to provide a broad, open, dynamic, modular and cloud-native portfolio helps position us as a strategic partner for our customers as they seek to migrate to the cloud and continue to transform into digital service providers, providing us with multiple avenues for strengthening and expanding our ongoing customer relationships.

•
Expand Our Managed Services Capabilities
. We seek to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by in-house
IT departments or by other vendors. Our mandate can extend across the service provider’s entire IT and network environment and encompass key business process operational needs, organizational readiness preparation and employee upskilling. Many of these projects involve what we call managed transformations: a multi-year project in which we modernize legacy systems while operating them, and then continue to provide managed services once the transformation is complete. Our customers receive predictable service levels based on agreed-upon key performance indicators, access to global repository of automation processes, as well as improved efficiencies and long-term savings over the day-to-day
costs of operating and maintaining these systems, as well as an improved end-user
experience, so they can focus on their own internal strengths and strategy to grow their business, leaving system concerns to us. Managed services also benefit us, as they can be a source of predictable revenue and long-term relationships.

•
Develop and Maintain Long-Term Customer Relationships
. We seek to develop and maintain long-term, mutually beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to our customers’ needs. We believe these relationships can lead to additional product and services sales, including products and services from recent acquisitions which have expanded our offering, as well as ongoing, long-term support, system enhancement, modernization and maintenance and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships, and the recurring revenue that such relationships provide, produce a competitive advantage for us.

The Amdocs Offerings
Our offerings are designed to meet the challenges facing our customers as they transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. They enable modular expansion as a service provider evolves, ensuring low-cost
and reduced-risk implementations, while their microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevOps. With our portfolio’s open and modular structure, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market. In the second quarter of fiscal 2020, we released a fully cloud native, microservices-based version of our market-leading customer experience suite.
Our portfolio includes a comprehensive line of services designed to address every stage of a service provider’s lifecycle, from planning, delivery and implementation to ongoing support and operations. Our services include end-to-end
systems integration services, managed services, testing (which we refer to as quality engineering), cloud services, digital business operations and consulting services. Using artificial intelligence and predictive analytics, as well as automation and machine learning, our managed services enable service providers’ IT departments to keep pace with the speed of business requirements, provide faster time to market for new services as well as the cost-effective management of existing offerings. Our telco and media-specific adoption of SRE methodology helps provide more agile and reliable operations and also includes dedicated tools that automate tasks that would traditionally require various software development skills. Managed services provide multi-year, flexible and tailored managed services across all verticals, managing IT, business processes and applications services, including application development and maintenance, operations, IT and infrastructure hosting, cloud operations and in-house
developed practices, and legacy modernization. Our professional services are designed to assist customers in the selection, implementation, operation, management, modernization and maintenance of their IT, network and content systems. As a lead systems integrator, we assume end-to-end
responsibility to monitor, manage and deploy the overall development and integration activities of Amdocs and third-party vendors throughout the transformation lifecycle and business as usual state.
Meeting our Customers’ Business Imperatives
Our software and services solutions support the full span of the customer relationship, addressing key service provider business imperatives:

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

•
Enterprise and connected society:
These offerings allow service providers to drive better experiences across their B2B customer journeys and accelerate growth by offering services beyond connectivity. At the sales phase, our lead-to-order
solution facilitates, secures and helps process opportunities into orders. Our configure-price-quote systems supports generating accurate and validated quotes and once the customer order is placed, our zero-touch
ordering and fulfillment solutions eliminate manual handling and order fallouts. When the order relates to connectivity, our solutions boost the time to activation – whether for traditional connectivity such as fiber, mobile such as eSIM, or new generation connectivity such as
SD-WAN
and 5G. Our NFV/SDN offering includes a large partner ecosystem of virtual network functions (VNFs) and provides upsell opportunities with services such as security, web filtering or vCPE. Our full business enablement suite for enterprise customers also includes functions such as white-label billing, settlement or partner management as well as a large portfolio of competencies to support migration to cloud-native, microservices-based environments.

•
Open cloud networks:
These offerings comprise standards-based software solutions to enable service lifecycle management across hybrid physical, virtual and cloud networks, allowing service providers to automate network operations and simplify the introduction of NFV, cloud and value-added services into existing and next generation networks, including 5G and edge-computing systems. Amdocs’ Service and Network Automation Platform, that leverages components from ONAP (the Linux Foundation’s Open Network Automation Platform) features software and services capabilities to orchestrate multi-vendor VNFs over virtual infrastructures and public clouds such as Amazon Web Services (AWS), Microsoft Azure and Google Cloud, automating VNF onboarding to enable the design, testing and launching of new network services in weeks rather than months, and supporting a live view of services and resources. The Amdocs network automation and service management suite of solutions enables service providers to deploy, manage and monetize 5G networks. We also provide operational support systems for fixed line, broadband, wireless and cable TV networks. The offerings facilitate network operational processes, including network planning and rollout across multiple technologies such as fiber, small cell and LTE, essential for 5G readiness, service fulfillment and assurance, inventory management, order orchestration and activation of new services through automation. Our integrated suite of network optimization software and services is designed to help service providers plan, build, launch, manage and optimize their mobile networks. Vendor and technology agnostic, this offering affords service providers the analytics and services capabilities needed to maximize network investments, accelerate and automate the roll out and upgrade of network technologies, and optimize network performance and capacity.

•
New domains and disruptions:
These offerings enable service providers to expand into new domains and disrupt traditional practices. Our eSIM cloud platform enables service providers to launch IoT solutions, while our advanced cyber-security service helps protect and manage enterprises. Our
AI-powered,
cloud-native, home operating system enables service providers to expand the home broadband experience, offering end users automated care, smart insights, security and control over the growing number of connected home devices. Our data intelligence solutions and applications span every aspect of the service provider’s business, with detailed use cases and best practices to help service providers become truly data-driven organizations. We also enable innovative commerce and payment solutions with our mobile financial services.

•
Services and hybrid operations:
Our solutions are designed to enable service providers to introduce intelligence and automation into their operations to accelerate innovation, agility and efficiency; optimize data for intelligence-driven analytics; effectively manage multi-dimensional, dynamic hybrid operations; embark on their cloud and IT modernization paths and prevent revenue loss. Using open source, third-party solutions and Amdocs’ unique IP, including tools and methodologies around artificial intelligence, SRE, predictive analytics and machine learning, these services span both Amdocs products and third-party software and can be rapidly deployed through DevOps capabilities and are focused on delivering clear business value as well as reducing costs.

Our broad suite of services range from advisory services through solution development and business operations to managed services and training, and the extent of services provided varies from customer to customer. Our services engagements can range in size and scope and include advising customers on business and technical strategy, designing and implementing particular business solutions, managing specific business operations processes, adopting DevOps, migrating applications to the cloud and orchestrating large-scale transformation projects. We also provide end-to-end
application development and maintenance, from ideation to deployment, managing all steps of the development lifecycle, supporting bi-modal
development methodologies, as well as ongoing maintenance. In addition, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support, or to act as a lead systems integrator for post-production activities that may include interfaces with third-party and legacy systems. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support delivered and provide us with recurring revenue.

Our key services are:

•
Managed Services
— We seek to transform traditional managed services towards cloud operations (“CloudOps”) and the enablement of self-managed and self-operated applications (“NoOps”), while continuing to manage legacy systems. This includes rapid deployment of new services through DevOps capabilities, modernization of legacy systems, cloud and infrastructure services, while maintaining ongoing IT operations. Using open source, third-party solutions and Amdocs’ unique IP around artificial intelligence, predictive analytics, self-healing and machine learning, as well as a unique adaptation of SRE methodologies, this suite of services spans both Amdocs products and non-Amdocs,
third-party software.

•
Digital Business Operations
— We offer a suite of services for automating and optimizing business operations, including order to activation and other business processes. These services combine domain-specific expertise and advanced technologies such as robotic process automation, predictive analytics, machine learning and technology with real-time, end-to-end
visibility over any business process regardless of underlying silos. We aim to improve customer experience, decrease handling time, reduce OPEX and shorten time to introduce digital channels and new services.

•
Quality Engineering Services
— We offer industry-specific quality assurance services to help our customers reduce operational costs, enhance time to market and ensure the desired end-user
experience, leveraging our advanced automation, intelligence and machine learning tools that form part of our 36ONE platform.

•
Cloud
Services
— We provide a set of services to help design, build, implement and operate cloud solutions, including through strategic agreements with AWS, Microsoft Azure and Google Cloud. These services include cloud consulting, which is primarily delivered by experts from our Kenzan acquisition. Our cloud migration and modernization services move applications and IT systems to the cloud, and also implement changes to processes, culture and teams, enabling our customers to leverage the capabilities of the cloud to meet their business goals. With data migration to the cloud, we help improve the accessibility of data to enable faster, timelier
AI-driven
analytics. This provides customers with the ability to better leverage their data, with more users having access to more data, thereby enabling greater value to be achieved through analytics.

•
Consulting Services
— We provide business and
top-level
technology strategy consulting services for both Amdocs and
non-Amdocs
systems. Our consultants understand the service provider’s environment and bring with them the experience we accumulated when modernizing our own Amdocs product lines and re-skilling
our people to master hybrids of the legacy and the new. Using expertise from recent acquisitions, we also provide experts in specific niches, such as the user experience (UX) experts from projekt202 and the digital software engineering and platform development experts from Kenzan.

•
Integration Services
— We offer integration design and implementation services to help bridge between modern digital channels and a customer’s existing legacy back-end
and third-party systems. We also offer a unique integration platform as a service (IPaaS) solution, built specifically for the unique challenges of the communications and media industry, enabling modernization with minimal impact on the systems of record and other legacy systems.

In addition, Amdocs offerings includes revenue guard services designed to ensure faster, more accurate detection and resolution of revenue leakage, fraud and cyber fraud and the BriteBill multi-channel bill presentment platform focused on providing clarity in billing, creating a digital engagement channel with customers, and generating upsell opportunities. We also provide advertising and media offerings for media publishers, TV networks, video streaming providers, advertising agencies and service providers.

Technology
Our portfolio architecture enables our applications to work in multiple customer environments ranging from on premise to public cloud.
To help service providers respond more quickly to changes in their markets, we embrace an open and integrated approach to our technology built on the following key principles:

•	Design led . Adopting design-led principles and methodologies across software applications to ensure improved and optimized customer experiences.

•
API-first
. Leveraging domain-driven design to expose APIs across key applications and ensure consumption and interaction between applications is easily enabled. It exposes the Amdocs portfolio application programming interfaces to external systems, allowing our applications to integrate with each other and with third-party applications.

•	Cloud flexibility . Architected to run in public and on-premise cloud environments, and across a variety of providers based on customer needs.

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

•
Continuous Updates
. Ongoing delivery of software functionality enables customers to adopt the latest features and functions as they are made available, accelerating time to market and business agility.

•
Virtualization
. Business agility improves with virtualization as it allows introduction of new services rapidly. Moreover, virtualization reduces cost by improving resource utilization, and by automating processes.

•
Hybrid-Cloud
. Supporting application architecture that spans physical, virtual and cloud-based infrastructures. The deployment, security and operation of these diverse permutations must be orchestrated in order to deliver seamless experiences.

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

As a result of the strategic importance of our solutions to the operations of service providers, a number of constituencies within a customer’s organization are typically involved in purchasing decisions, including senior management, information systems personnel and user groups, such as the finance, customer service and marketing departments.
Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and system integrators that provide complementary products and services. We also have value-added reseller agreements with leading hardware and software vendors. Our sales and marketing activities also support projects with our partner ecosystem of over 100 partner companies in domains such as digital and consumer experience, media and entertainment, IoT, data intelligence, security and privacy, cloud and open source. Partner companies include Amazon Web Services, Microsoft, Intel, Google, Redhat, Dell EMC and VMware, Hewlett Packard Enterprise and IBM, as well as startup companies.
Customers
Our target market is comprised of service providers in the communications and media industry that require customer experience solutions with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the industry and that our product offerings continue to address the market’s most sophisticated needs. Additionally, with projekt202, we deliver experience-driven transformations for customers in other industry verticals. We have a global orientation and customers in over 85 countries.
Our customers include service providers, such as:

A1 Bulgaria	Proximus
A1 Telekom Austria	Red Carpet Home Cinema
Airtel	Rogers Communications
Airtel Africa	Rostelecom
Altice France	Safaricom
Altice USA	SES
América Móvil	Sensis
Astro	Singtel
AT&T	Sky Italia
AT&T Mexico	Sprint
Bell Canada	StartHub
Bharat Sanchar Nigam Limited	Sunrise Communications
Botswana Telecommunications Corporation	Telefónica Argentina (Movistar)
BT	Telefónica Brasil (Vivo)
Cable & Wireless	Telefónica Chile (Movistar)
Capita Business Services	Telefónica Peru (Movistar)
Cellcom	Telenet
CenturyLink	Telia Norway
Charter Communications	Telia Sweden
Claro Brasil	Telkom SA
Claro Chile	Telkomsel
Claro Dominican Republic	Telstra
Claro Puerto Rico	TELUS Communications
Comcast	Three Ireland
Deutsche Telekom	Three UK
Dish Network	TIM
EE	TIM Brasil
Elisa	T-Mobile US

EPIX	True Corporation
Eros Now	Turner
FarEasTone	UPC Broadband
Foxtel	US Cellular
Globe Telecom	UTS
J:COM	VEON
KCOM	ViacomCBS
KT Corporation	Virgin Media
Liberty Global	Vodacom
Kyivstar	Vodafone Germany
M1	Vodafone Hungary
Magyar Telekom	Vodafone Idea
Maxis	Vodafone Ireland
MGM	Vodafone Italy
MTS	Vodafone Qatar
Oi	Vodafone Romania
Optus	Vodafone Spain
Orange Belgium	Vodafone Turkey
Orange Liberia	Vodafone UK
Orange Spain	VodafoneZiggo
Partner Communications	Warner Bros
PLDT	XL Axiata
Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 26% and 23% of our revenue in fiscal 2020 and 2019, respectively. In fiscal year 2020 our next largest customer accounted for 12% of our revenue. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 65% of our revenue in fiscal 2020 and 2019. See “Risk Factors —
Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers could harm our results of operations
.”
The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2020	2019	2018
North America	65.3%	63.2%	64.2%
Europe	14.7%	14.7%	14.4%
Rest of the World	20.0%	22.1%	21.4%
Competition
The market for customer experience solutions in the communications and media industry continues to become more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of our customers, as well as independent competitors or new entrants that may compete broadly with us or in limited segments of our market, and can be generally categorized as follows:

•	providers of BSS/OSS and customer relationship management (CRM)/digital systems, including CSG International, Netcracker (a NEC subsidiary), Optiva, Oracle, Pegasystems, Salesforce and SAP;

•
system integrators and providers of IT services, such as Accenture, Cognizant, DXC Technology, IBM Global Services, Infosys, Tata Consultancy Services, Tech Mahindra and Wipro (some of whom we also cooperate with in certain opportunities and projects);

•
network equipment providers such as Ciena, Ericsson, Huawei, Nokia Networks, and NEC and its subsidiary Netcracker (some of whom we also cooperate with in certain opportunities and projects and some of whom also have BSS/OSS offerings);

•
niche domain players, often
start-up
companies, who compete against particular parts of our portfolio, such as Matrixx in charging; Hansen (Sigma) in catalog; Aria, Stripe, Zuora in subscription billing; Forgerock and Okta in identity management; Deluxe Entertainment and iNDEMAND in Media.

We expect the competition in our industry to increase from many of such companies.
We believe that we are able to differentiate ourselves from these competitors by, among other things:

•
applying our over
35-year
heritage to the development and delivery of products and professional services that enable our customers to overcome their challenges and achieve service differentiation by migrating to the cloud, providing a personalized and intelligent customer experience, shaping the quality of network experience and simplifying the complexity of the operating environment,

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
Property, Plants and Equipment
Facilities
We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3.4 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India, Philippines, United Kingdom and Mexico. The

following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of September 30, 2020:

Location	Area (Sq. Feet)
Americas	804,910
EMEA	1,348,316
APAC	1,250,868

Total	3,404,094

Our leases expire on various dates through 2035. In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that would be equally owned by the Company and Union for the purpose of acquiring land which the Company intends to use as the site for a new campus in Ra’anana, Israel that we believe will provide an advanced, optimal working environment that can meet the needs of Amdocs Israel and its employees, and support the Company’s future growth. The design for the new campus is in accordance with LEED requirements and includes advanced energy and water saving systems.
Equipment
We develop our solutions over a system of Linux and Windows servers owned or leased by us, as well as over cloud providers. We use a variety of software products in our development centers, including products by Microsoft, CouchBase, Syncsort, Red Hat, CA, IBM, Hewlett-Packard or others. Our data storage is based mainly on equipment from EMC, InfiniDat, IBM and Hewlett-Packard.
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
We develop, implement and manage software and services designed to meet the business imperatives of our customers. Our technology, design-led
thinking approach and expertise help service providers to migrate to the cloud, further transform into digital service providers, enhance their entertainment offerings, and serve their customers across all channels. Our open and modular cloud-native portfolio enables service providers to accelerate their continuous digital transformation.
In a global communications and media industry impacted by unprecedented growth in data demand, an increasing number of connected devices, improvement in IoT technologies, and the rising influence of device makers, social networks and OTT players that bypass traditional service providers, consumers expect immediate and constant connectivity to a wide array of personalized services, information and applications. To capture new revenue streams, service providers are migrating to the cloud, continuing to transform to become digital service providers, investing in their networks to meet the demand for increased bandwidth and are searching for ways to provide new services, particularly around content. We seek to address these market forces through a strategy of innovation from the network and digital business systems to the device and end user, leveraging cloud-native microservices technologies for high velocity time to market, delivering in fast DevOps sprints, with full accountability, to control costs, bring optimal scope and drive agility. Our goal is to supply cost-effective, modular, scalable, cloud-native and open software products and services that provide functionality and flexibility to service providers as they and their markets grow and change.
In part, we have sought, through acquisitions, to expand our service offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions (including our fiscal 2017 acquisition of Kenzan, our fiscal 2018 acquisitions of projekt202, UXP Systems and Vubiquity and our fiscal 2019 acquisition of TTS Wireless and our fiscal 2020 acquisition of Openet), which, among other things, we believe will enable us to expand our digital offerings, network and cloud-native capabilities and technological expertise. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths. In November 2020, we signed an agreement for the divestiture of OpenMarket, an Amdocs subsidiary, as part of our strategy to divest a non-strategic
asset in the mobile messaging domain and remain focused on our core strategic growth initiatives.
The Amdocs Offerings
Our portfolio consists of software and services that address service providers’ business and operational needs. Its open, modular and integrated solution set introduces a rich group of capabilities built on cloud-native, microservices and machine-learning technologies, and is delivered based on modern DevOps practices. Our portfolio is designed to meet the business imperatives of our customers who are transforming into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems.
Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting services, managed services, digital business operations, quality engineering services, cloud services and integration services. Our managed services provide multi-year, flexible and tailored business processes and applications services, including application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.
We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In fiscal 2020, customers in North America accounted for 65.3% of our revenue, while customers in Europe and the rest of the world accounted for 14.7% and 20.0%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States. Historically, AT&T has been our largest customer, accounting for 26% and 23% of our revenue in fiscal 2020 and 2019, respectively. In fiscal year 2020 our next largest customer accounted for 12% of our revenue. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 65% of our revenue in fiscal 2020 and fiscal 2019. We believe that demand for our solutions is primarily driven by the following key factors:

•	Transformation within the communications and media industry, including:

•	continued transformation of service providers to digital service providers,

•	service provider migration to the cloud,

•	increasing use of communications and content services,

•	widespread access to content, information and applications,

•	continued growth in Latin America and Southeast Asia,

•	expansion into new lines of business,

•	consolidation among service providers in established markets, often including companies with multinational operations,

•	increased competition, including from non-traditional players,

•	continued bundling and blending of communications and entertainment, and

•	continued commoditization and pricing pressure.

•	Technology advances, such as:

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

•	network evolution in order to support growing technology needs associated with Internet of Things (IoT), autonomous vehicles and augmented and virtual reality,

•	new communications technologies such as 5G wireless technology, eSIM, Wi-Fi 6, and Narrowband IoT (NB-IOT), and,

•	emerging initiatives like artificial intelligence, including machine learning (ML) and natural language processing (NLP) edge computing, network and service automation, and blockchain.

•	Customer focus, such as:

•	the need for service providers to personalize the customer’s experience and provide contextual and personalized engagements at all points in their omni-channel customer journey,

•	increasing customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device,

•	the ever-increasing expectations for service and support, including omni-monetization and proactive multi-modal customer care and commerce, and

•	continuous proliferation of on-demand experiences, including low-latency, high quality of service connectivity and seamless digital interactions.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions,

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment,

•	automating, introducing artificial intelligence, and integrating business processes that span service providers’ business systems and network solutions,

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies, and

•	transforming fragmented legacy OSS to introduce new, orchestrated and automated services in a timely and cost-effective manner.
Revenue from managed services arrangements is a significant part of our business generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $2.4 billion and $2.25 billion of revenue in fiscal 2020 and 2019, respectively. In managed services contracts revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.
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
big data analytics and intelligence capabilities leveraging natural language processing and artificial intelligence toward consumer and business satisfaction, marketing effectiveness and network operations and experience; increased focus for the business segment, digital, commerce and entertainment domains, platforms for processing, distributing and monetizing content globally and on foundational technologies including microservices and cloud infrastructure readiness. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.
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

Operating Results
The following table sets forth for the fiscal years ended September 30, 2020, 2019 and 2018, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Year Ended September 30,
	2020	2019	2018
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	66.1	64.9	65.3
Research and development	6.8	6.7	7.0
Selling, general and administrative	11.0	12.1	12.1
Amortization of purchased intangible assets and other	1.9	2.4	2.7
Non-recurring charges	—	—	2.1

	85.7	86.1	89.2

Operating income	14.3	13.9	10.8
Interest and other expense, net	0.3	0.0	0.2

Income before income taxes	14.0	13.9	10.6
Income taxes	2.1	2.2	1.7

Net income	11.9%	11.7%	8.9%

Fiscal Years Ended September 30, 2020 and 2019
The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2020, compared to the fiscal year ended September 30, 2019. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2020	2019	Amount	%
	(In thousands)
Revenue	$4,169,039	$4,086,669	$82,370	2.0%
Operating expenses:
Cost of revenue	2,755,563	2,653,172	102,391	3.9
Research and development	282,042	273,936	8,106	3.0
Selling, general and administrative	458,539	492,457	(33,918)	(6.9)
Amortization of purchased intangible assets and other	78,137	97,358	(19,221)	(19.7)

	3,574,281	3,516,923	57,358	1.6

Operating income	594,758	569,746	25,012	4.4
Interest and other expense, net	11,436	1,859	9,577	515.2

Income before income taxes	583,322	567,887	15,435	2.7
Income taxes	85,482	88,441	(2,959)	(3.3)

Net income	$497,840	$479,446	$18,394	3.8%

Revenue
.
Revenue increased by $82.4 million, or 2.0%, to $4,169.0 million in fiscal year 2020, from $4,086.7 million in fiscal year 2019. The increase in revenue was attributable mainly to managed services arrangements, including managed transformation activities. Revenue for the year ended September 30, 2020 increased by 2.4% compared to fiscal year ended September 30, 2019, excluding approximately 0.4% negative foreign exchange fluctuations impact, and was also positively affected by activities related to acquisitions completed in fiscal year 2019 and to a lesser extent, acquisitions completed in fiscal year 2020.
In fiscal year 2020, revenue from customers in North America, Europe and the rest of the world accounted for 65.3%, 14.7% and 20.0%, respectively, of total revenue, compared to 63.2%, 14.7% and 22.1%, respectively, in fiscal year 2019. The increase in revenue in fiscal year 2020 in North America was primarily attributable to higher revenue from managed services activities. Having said that, we note that in addition to the global uncertainties, including those resulting from the
COVID-19
pandemic, the recently completed
T-Mobile
and Sprint merger remains a source of uncertainty in the North America region.
Revenue from customers in Europe increased in fiscal year 2020, despite negative foreign exchange fluctuations, primarily as a result of higher revenue from development and modernization activities while we expand our presence in this region.
Revenue from customers in the rest of the world decreased in fiscal year 2020, which is attributable to an increase in revenue from customers in Asia-Pacific, as a result of our expansion and progress of managed transformation activities, which was more than offset by lower revenue from other regions within the rest of the world region, as well as negative foreign exchange fluctuations impact.
Cost of Revenue
.
Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $102.4 million, or 3.9%, to $2,755.6 million in fiscal year 2020, from $2,653.2 million in fiscal year 2019. As a percentage of revenue, cost of revenue increased to 66.1% in fiscal year 2020 from 64.9% in fiscal year 2019, mainly due to investments required to support ramp-up
of new deals.
Research and Development
.
Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $8.1 million, or 3.0%, to $282.0 million in fiscal year 2020, from $273.9 million in fiscal year 2019. Research and development expense increased as a percentage of revenue from 6.7% in fiscal year 2019, to 6.8% in fiscal year 2020. We continue to invest in our cloud offering, 5G and network related innovation and developing our digital offerings as well as our media offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”
Selling, General and Administrative
.
Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $33.9 million, or 6.9%, to $458.5 million in fiscal year 2020, from $492.5 million in fiscal year 2019. The decrease was mainly due to lower travel and selling and marketing costs in fiscal year 2020 compared to fiscal year 2019 as a result of the
COVID-19
restrictions and was also attributable to decrease in the account receivable allowances. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.
Amortization of Purchased Intangible Assets and Other
.
Amortization of purchased intangible assets and other decreased by $19.2 million, or 19.7%, to $78.1 million in fiscal year 2020, from $97.4 million in fiscal year 2019. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets, partially offset by an increase in amortization of intangible assets due to acquisitions completed in fiscal years 2020 and 2019.
Operating Income
.
Operating income increased by $25.0 million, or 4.4%, to $594.8 million in fiscal year 2020, from $569.7 million in fiscal year 2019. Operating income increased as a percentage of revenue, from

13.9% in fiscal year 2019 to 14.3% in fiscal year 2020. The increase in operating income was attributable primarily to the increase in revenue and the decrease in selling, general and administrative and amortization of purchased intangible assets and other, partially offset by the increase in cost of service in fiscal year 2020. Positive foreign exchange impacts on our operating expenses were partially offset by the negative foreign exchange impacts on our revenue, resulting in a positive impact on our operating income.
Interest and Other Expense, Net
.
Interest and other expense, net, changed from a net expenses of $1.9 million in fiscal year 2019 to a net expenses of $11.4 million in fiscal year 2020. The increase in interest and other expense, net, was primarily attributable to an increase in interest expenses related to financing activities and to the changes of minority equity investments recorded in fiscal 2019 compared to fiscal year 2020, partially offset by foreign exchange impacts.
Income Taxes
.
Income taxes for fiscal year 2020 were $85.5 million on
pre-tax
income of $583.3 million, resulting in an effective tax rate of 14.7%, compared to 15.6% in fiscal year 2019. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 11 to our consolidated financial statements.
Net Income
.
Net income increased by $18.4 million, or 3.8%, to $497.8 million in fiscal year 2020, from $479.4 million in fiscal year 2019. The increase in net income was primarily attributable to the increase in operating income partially offset by an increase in interest and other expenses, net.
Diluted Earnings Per Share
.
Diluted earnings per share increased by $0.24, or 6.9%, to $3.71 in fiscal year 2020, from $3.47 in fiscal year 2019. The increase in diluted earnings per share was primarily attributable to the increase in net income as well as to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 21 to our consolidated financial statements.
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
Interest and Other Expense, Net
.
Interest and other expense, net, changed from a net expenses of $6.8 million in fiscal year 2018 to a net expenses of $1.9 million in fiscal year 2019. The decrease in Interest and other expense, was primarily attributable to the realized and unrealized net gains relating to minority equity investments.
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
Diluted Earnings Per Share
.
Diluted earnings per share increased by $1.00, or 40.5%, to $3.47 in fiscal year 2019, from $2.47 in fiscal year 2018. The increase in diluted earnings per share was primarily attributable to the increase in net income as well as to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 21 to our consolidated financial statements.
Liquidity and Capital Resources
Cash, Cash Equivalents and Short-Term Interest-Bearing Investments
. Cash, cash equivalents and short-term interest-bearing investments, totaled $983.9 million as of September 30, 2020, compared to $471.6 million as of September 30, 2019. The increase was mainly attributable to $643.9 million net proceeds from issuance of debt, $450.0 million borrowing under financing arrangement, $658.1 million in positive cash flow from operations and $97.9 million of proceeds from stock option exercises, partially offset by $360.9 million used to repurchase of our ordinary shares, $350.0 million payments under financing arrangement, $249.4 million of payments for business and intangible assets acquisitions, $205.5 million for capital expenditures, net, $164.1 million of cash dividend payment. Net cash provided by operating activities amounted to $658.1 million and $656.4 in fiscal years 2020 and 2019, respectively.
Our free cash flow for fiscal year 2020, was $452.6 million, and is calculated as net cash provided by operating activities of $658.1 million for the period less $205.5 million for capital expenditures, net (which included capital expenditures of $62.7 million as part of our investment in our new campus in Israel).
Free cash flow is a
non-GAAP
financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP
financial measures with similar names used by other companies.
Non-GAAP
measures such as free cash should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

We believe that our current cash balances, cash generated from operations, our current lines of credit, loans, Senior Notes and our ability to access capital markets will provide sufficient resources to meet our operational needs, fund the construction of the new campus in Israel, loan and debt repayment needs, fund share repurchases and the payment of cash dividends for at least the next fiscal year.
Our interest-bearing investments are classified as
available-for-sale
securities. Such short-term interest-bearing investments consist primarily of bank deposits, money market funds and corporate bonds. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax, unless a security is other than temporarily impaired, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal years 2020 and 2019 we did not recognize credit losses. Please see Notes 5 and 6 to our consolidated financial statements.
Revolving Credit Facility, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations
. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility (as defined below). In December 2014, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019. In December 2017, the Revolving Credit Facility was amended and restated again to, among other things, extend the maturity date of the facility to December 2022. Given the uncertain magnitude and duration of the
COVID-19
economic crisis, we took the precaution of increasing our cash balance and in March 2020, we drew an aggregate of $300.0 million under the Revolving Credit Facility and repaid it in full in June 2020 in connection with the issuance of our Senior Notes. As of September 30, 2020, we were in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.
In addition, unassociated with the borrowings under the Revolving Credit Facility discussed above, in March 2020 we entered into a $50.0 million short-term loan and repaid it in full in June 2020 in connection with the issuance of our Senior Notes, and in May 2020 we entered into an additional $100.0 million short-term loan which remained outstanding as of September 30, 2020.
In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of September 30, 2020, the noncurrent outstanding principal portion was $650.0 million, please see Note 13 to our consolidated financial statements.
As of September 30, 2020, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $93.6 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.
Acquisitions
. During fiscal year 2020, we acquired three companies and other intangible assets for total consideration of approximately $291.5 million, among them the largest of the three is Openet, which offers cloud-native capabilities, network pedigree, and deep 5G charging, policy and data management expertise and whose solutions complement the Amdocs portfolio. During fiscal year 2019, we acquired three companies for total consideration of approximately $65.0 million, among them the largest is TTS Wireless a leading provider of mobile network engineering services, specializing in network optimization, planning and software-enabled solutions. In addition, in November 2020, we signed an agreement for the divestiture of OpenMarket, an Amdocs subsidiary, as part of our strategy to divest a non-strategic
asset in the mobile messaging domain and remain focused on our core strategic growth initiatives. See Note 24 to our consolidated financial statements.
Capital Expenditures
. Generally, 80% to 90% of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $205.5 million in fiscal year 2020. Our fiscal year 2020 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Regarding our expected investment in our new campus in Israel, please see Note 2 to our consolidated financial statements.
Share Repurchases
. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On November 8, 2017, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. On November 12, 2019, our Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. In May 2020, we completed the repurchase of the remaining authorized amount of ordinary shares under the November 2017 plan and initiated repurchases of our outstanding ordinary shares pursuant to the November 2019 plan. In fiscal year 2020, we repurchased approximately 5.7 million ordinary shares at an average price of $63.66 per share (excluding broker and transaction fees). The November 2019 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. As of September 30, 2020, we had remaining authority to repurchase up to $678.3 million of our outstanding ordinary shares under the November 2019 plan.
Cash Dividends.
Our Board of Directors declared the following dividends during fiscal years 2020, 2019 and 2018 :

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date

August 5, 2020	$0.3275	September 30, 2020	$43.1	October 23, 2020
May 7, 2020	$0.3275	June 30, 2020	$43.6	July 24, 2020
February 4, 2020	$0.3275	March 31, 2020	$43.7	April 24, 2020
November 12, 2019	$0.285	December 31, 2019	$38.4	January 24, 2020

August 7, 2019	$0.285	September 30, 2019	$38.4	October 25, 2019
May 14, 2019	$0.285	June 28, 2019	$38.7	July 19, 2019
February 5, 2019	$0.285	March 29, 2019	$39.1	April 19, 2019
November 8, 2018	$0.250	December 31, 2018	$34.8	January 18, 2019

July 31, 2018	$0.250	September 28, 2018	$35.0	October 19, 2018
May 10, 2018	$0.250	June 29, 2018	$35.4	July 20, 2018
January 30, 2018	$0.250	March 30, 2018	$35.6	April 20, 2018
November 8, 2017	$0.220	December 29, 2017	$31.6	January 19, 2018

On November 10, 2020, our Board of Directors approved a quarterly dividend payment of $0.3275 per share and set December 31, 2020 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 22, 2021. On November 10, 2020 our Board of Directors also approved, subject to shareholder approval at the January 2021 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.36 per share, anticipated to be paid in April 2021.
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
Off-Balance
Sheet Arrangements
We do not have any
off-balance
sheet arrangements.
Contractual Obligations
The following table summarizes our contractual obligations as of September 30, 2020, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term and Short-term debt and accrued interests	$754.9	$104.9	—	—	$650.0
Pension funding	11.3	1.2	3.4	2.3	4.4
Purchase obligations	174.8	72.5	87.3	15.0	—
Non-cancelable operating leases	344.2	70.5	138.5	50.4	84.8
Construction of the new campus (see below)	232.0	135.0	97.0	—	—

Total	$1,517.2	$384.1	$326.2	$67.7	$739.2

As discussed in Note 2 to our consolidated financial statements, we purchased specific land to use as the future site of the new campus in Ra’anana, Israel and we are obligated to construct the campus. The total net investment we expect to make in connection with the construction of the new campus is estimated to be up to $350 million over a period of five years, starting with fiscal year 2018, out of which approximately $96 million was incurred in fiscal years 2018 by both us and our partner Union at equal portions (i.e. our net investment was approximately $48 million), $7 million was incurred by us in fiscal year 2019 and $63 million was incurred by us in fiscal year 2020. Please see Note 2 to our consolidated financial statements.
The total amount of unrecognized tax benefits for uncertain tax positions was $168.2 million as of September 30, 2020. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.
Deferred Tax Asset Valuation Allowance
As of September 30, 2020, we had deferred tax assets of $69.5 million, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses. These deferred tax assets derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, see Note 11.
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

Revenue from managed services arrangements are recognized for each individual performance obligation according to its relevant revenue category, including but not limited to, revenue from the management of a customer’s operations, revenue from projects and revenue from ongoing support services.
Typically, managed services arrangements include management of data center operations and IT infrastructure, which include third-party hardware and software, application management and ongoing support, management of end-to-end
business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility.
Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. Revenue from other ongoing services is recognized over time as services are performed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services.
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

•
We evaluate contracts entered into at or near the same time with the same customer (or related parties of the customer) and determine if the contracts should be combined in accordance with the guidance for revenue recognition.

•
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

•
Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that a fee is not collectible, we exclude the relevant fee from transaction price.

•
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

•
For transactions which involve third-party hardware, software and services, the determination of revenue recognition based on the gross amount or on a net basis requires the exercise of judgment in considering whether we control the third-party hardware, software or services prior to fulfilling the performance obligation.

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
We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2020, 2019 or 2018.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment would be recognized, and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal years 2020, 2019 or 2018.
Derivative and Hedge Accounting
During fiscal years 2020, 2019 and 2018, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. The effective portion of changes in the fair value of forward exchange contracts and options that are classified as cash flow hedges are recorded in other comprehensive income (loss). We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.
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

ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. As of December 3, 2020, our directors and officers were as follows:

Name	Age	Position
Robert A. Minicucci(1)(2)(3)	68	Chairman of the Board
Adrian Gardner(1)	58	Director and Chairman of the Audit Committee
James S. Kahan(3)	73	Director and Chairman of the Nominating and Corporate Governance Committee
Richard T.C. LeFave(1)(2)(3)	68	Director
Giora Yaron(4)	72	Director and Chairman of the Technology and Innovation Committee
Rafael de la Vega(2)	69	Director and Chairman of the Management Resources and Compensation Committee
Eli Gelman(4)	62	Director
John A. MacDonald(2)(4)	67	Director
Yvette Kanouff(4)	55	Director
Shuky Sheffer	60	Director, President and Chief Executive Officer
Tamar Rapaport-Dagim	49	Chief Financial Officer and Chief Operating Officer
Rajat Raheja	51	Division President, Amdocs Development Center India Pvt. Ltd.
Matthew Smith	48	Secretary; Head of Investor Relations

(1)	Member of the Audit Committee
(2)	Member of the Management Resources and Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Technology and Innovation Committee
Robert A. Minicucci has been Chairman of the Board of Directors of Amdocs since 2011 and a director since 1997. Mr. Minicucci joined Welsh, Carson, Anderson & Stowe, or WCAS, in 1993. Mr. Minicucci has served as a managing member of the general partners of certain funds affiliated with WCAS and has focused on the information and business services industry. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci was a director of one other publicly-held company, Alliance Data Systems, Inc. until June 2020. He is also a director of several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, have provided him with strong business acumen and strategic and financial expertise.
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
Richard T.C. LeFave has been a director of Amdocs since 2011. Since 2008, Mr. LeFave has been a Principal at D&L Partners, LLC, an information technology consulting firm. Mr. LeFave served as Chief Information Officer for Nextel Communications, a telecommunications company, from 1999 until its merger with Sprint Corporation in 2005, after which he served as Chief Information Officer for Sprint Nextel Corporation until 2008. From 1995 to 1999, Mr. LeFave served as Chief Information Officer for Southern New England Telephone Company, a provider of communications products and services. Mr. LeFave has held the CISO position and duties for a U.S.-based manufacturing firm and attended Harvard Business School (“HBS”) courses in Board Compensation and Audit Committee strategies and recently completed his HBS Corporate Director Certificate. We believe Mr. LeFave’s qualifications to sit on our board include his extensive experience and leadership in the information technology and telecommunications industry.
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
Pentacom, Qumranet, Exanet and Comsys, privately-held companies sold to multinational corporations. In 2009, Dr. Yaron also co-founded
Qwilt, Inc., a privately-held video technology company and serves as one of its directors. Dr. Yaron served as a director of Hyperwise Security, a company focused on providing a comprehensive APT protection, which was sold to Checkpoint in early 2015, served as Chairman of the Board at Excelero (ExpressIO) untill 2019, a company focused on providing ultra-fast block storage solution and Equalum focused on streaming in real-time changes from a variety of data bases to a unified platform for real-time Big Data Analytics. Dr. Yaron is an active investor in various companies including, Salto, Afforata, Vulcan Security, Aqua Security, CyberPion and ArgonSec. Dr. Yaron has served as the chairman of The Executive Council of Tel Aviv University an institution of higher education between 2010-2019 and a director of Ramot, which is the Tel Aviv University’s technology transfer company until 2015. Dr. Yaron has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008, and on the advisory board of the Israeli Ministry of Defense since 2011. Dr. Yaron served from 1996 to 2006 as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software company acquired by Hewlett-Packard, including as chairman from 2004 to 2006. We believe that Dr. Yaron’s qualifications to sit on our Board of Directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.
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
Eli Gelman has been a director of Amdocs since 2002. Since January 2019, Mr. Gelman has served as the chairman of the Executive Council of Tel Aviv University. Mr. Gelman served as our President and Chief Executive Officer from 2010 to September 30, 2018. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer and President and Chief Executive Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.
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
Yvette Kanouff has been a director of Amdocs since 2020. Since August 2019, Ms. Kanouff has served as a director of Science Applications International Corporation (SAIC). She is currently a partner and chief technology officer at Silicon Valley-based venture capital and private equity firm JC2 Ventures where Ms. Kanouff is responsible for technology strategy and engineering relationships within JC2 Ventures investment companies, partners, and customers. Prior to that, Ms. Kanouff served as a senior vice president and general manager for Cisco’s Service Provider Business where she was responsible for more than $7 billion in direct revenue and more than 6,000 employees globally. Previously, Ms. Kanouff held leadership positions for numerous companies, including Cablevision, SeaChange International, and Time Warner. Ms. Kanouff holds a bachelor’s degree and a master’s degree in mathematics from the University of Central Florida. Ms. Kanouff is also a director and executive advisor of several private technology companies.
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
Compensation
During fiscal 2020, each of our directors who was not our employee, or
Non-Employee
Directors, received compensation for their services as directors in the form of cash and restricted shares. Each
Non-Employee
Director received an annual cash payment of $80,000. Each member of our Audit Committee who is a
Non-Employee
Director and who is not the chairman of such committee received an annual cash payment of $30,000. Each member of our Management Resources and Compensation Committee who is a
Non-Employee
Director and who is not a committee chairman received an annual cash payment of $20,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a
Non-Employee
Director and who is not a committee chairman received an annual cash payment of $15,000. The Chairman of our Audit Committee received an annual cash payment of $42,500 and the Chairman of our Management
Resources and Compensation Committee received an annual cash payment of $32,500. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $27,500. Each
Non-Employee
Director received an annual grant of restricted shares at a total value of $255,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. The restricted share awards to our
Non-Employee
Directors vest quarterly. The price per share for the purpose of determining the value of the grants to our
Non-Employee
Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our
Non-Employee
Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. Cash compensation paid to our
Non-Employee
Directors is prorated for partial year service.
A total of 15 persons who served either as directors or officers of Amdocs during all or part of fiscal 2020 received remuneration from Amdocs. The aggregate remuneration paid or accrued by us to such persons in fiscal 2020 was approximately $5.3 million, compared to $5.4 million and $7 million in fiscal 2019 and fiscal 2018, respectively, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal

2020, we granted to such persons options to purchase an aggregate of 153,746 ordinary shares at a weighted average price of $68.57 per share with vesting generally over four-year terms and expiring ten years from the date of grant, and an aggregate of 147,112 restricted shares typically subject to three to four-year vesting and often times, achievement of certain performance thresholds, and in the case of our directors, subject to quarterly vesting. All options and restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”
Board Practices
Ten directors currently serve on our Board of Directors, all of whom were elected at our annual meeting of shareholders on January 31, 2020. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. In August 2017, the Board of Directors established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be renewed annually for it to stay in effect. In November 2020, Mr. James Kahan was granted a one-year
waiver to continue as director past the age of 73 years until the next annual general meeting in 2022 in light of the circumstances presented to the Board of Directors, including his exceptional industry experience and value to the Board, as well as the current global business and market environment. Other than the employment agreement between us and our President and Chief Executive Officer, which provides for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment. On January 31, 2020, Mr. Julian Brodsky retired from our Board of Directors and is serving as “director emeritus” and provides us certain advisory services. The agreement with Mr. Julian Brodsky will expire on January 31, 2021, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”
Board Committees
Our Board of Directors maintains four committees as set forth below. Members of each committee are appointed by the Board of Directors.
The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. The current members of our Audit Committee are Messrs. Gardner (Chair), LeFave and Minicucci, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of Nasdaq. In particular, we believe that the professional experiences of Messrs. Gardner, LeFave and Minicucci provide important insights into their work on the Audit Committee. For example, we believe Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to the Committee. In addition, we believe that Mr. LeFave’s experience as a seasoned Fortune 500 CIO and CISO for over 5 years provides a foundation of cyber awareness to the Audit Committee and also believe that Mr. LeFave’s post-graduate training at HBS in Audit Committee, Board compensation best practices and recently completed HBS Corporate Director Certificate provide valuable contributions to the Committee. Similarly, we believe that Mr. Minicucci’s experience as chief financial officer to a public company and treasurer of another public company have provided him with strong business acumen and strategic and financial expertise that benefits the Committee. The Audit Committee written charter is available on our website at
www.amdocs.com.

The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors. The current members of the Nominating and Corporate Governance Committee are Messrs. Kahan (Chair), Minicucci and LeFave, all of whom are independent directors, as required by the Nasdaq listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at
www.amdocs.com
.
The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. The current members of our Management Resources and Compensation Committee are Messrs. De la Vega (Chair), LeFave, Minicucci and MacDonald, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Management Resources and Compensation Committee written charter is available on our website at
www.amdocs.com.
The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Dr. Yaron (Chair), Gelman, Kanouff and MacDonald.
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
Workforce Personnel
The following table presents the approximate average number of our workforce for each of the fiscal years indicated, by function and by geographical location (in each of which we operate at multiple sites):

	Fiscal Year,
	2020	2019	2018
Software and Information Technology, Sales and Marketing
Americas	5,522	5,409	5,598
EMEA	5,957	6,063	6,306
APAC	12,815	11,472	10,851

	24,294	22,944	22,755
Management and Administration	1,581	1,572	1,626

Total Workforce	25,875	24,516	24,381

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
Share Ownership
Security Ownership of Directors and Senior Management and Certain Key Employees
As of December 3, 2020, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 131,110,182 shares. As of December 3, 2020, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.
Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.
Stock Option and Incentive Plan
Our Board of Directors adopted, and our shareholders approved, our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the Equity Incentive Plan, pursuant to which up to 70,550,000 of our ordinary shares may be issued.
The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2020, of the 70,550,000 ordinary shares available for issuance under the Equity Incentive Plan, 57,985,546 ordinary shares had been issued as a result of option exercises and restricted share issuances. As of September 30, 2020, 6,718,461 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards denominated in stock units. As of December 3, 2020, there were outstanding options to purchase an aggregate of 5,618,043 ordinary shares at exercise prices ranging from $27.47 to $72.19 per share and 137,383 shares are subject to outstanding restricted stock units.
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
ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 3, 2020 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 131,110,182 ordinary shares outstanding as of December 3, 2020, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 3, 2020. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	15,971,485	12.2%
Janus Henderson Group plc(2)	7,541,445	5.8%
All directors and officers as a group (13 persons)(3)	2,074,527	1.6%

(1)
Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 7, 2020, as of December 31, 2019, FMR had sole power to vote or direct the vote over 1,565,866 shares and sole power to dispose or direct the disposition of 15,971,485 shares. Abigail P. Johnson is a Director, the Chairman of FMR and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(2)
Based on a Schedule 13G/A filed by Janus Henderson Group plc, or Janus Henderson, with the SEC on February 13, 2020, as of December 31, 2019, Janus had an indirect 97% ownership stake in IntechInvestment Management LLC (“Intech”) and a 100% ownership stake in Janus Capital Management LLC (“Janus Capital”), Perkins Investment Management LLC (“Perkins”), Geneva Capital Management LLC (“Geneva”), Henderson Global Investors Limited (“HGIL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“HGIAIFML”) (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser
to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 7,482,025 shares or 5.6% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser
to the Managed Portfolios, Intech may be deemed to be the beneficial owner of 41,574 shares or 0.0% of the shares outstanding of Amdocs

Common Stock held by such Managed Portfolios. However, Intech does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser
to the Managed Portfolios, HGIL may be deemed to be the beneficial owner of 17,846 shares or 0.0% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, JCIL does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Henderson is 201 Bishopsgate EC2M 3AE, United Kingdom.
(3)
Includes options held by such directors and executive officers that are exercisable within 60 days after December 3, 2020. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

As of December 3, 2020, our ordinary shares were held by 1,595 record holders. Based on a review of the information provided to us by our transfer agent, 747 record holders, including Cede & Co. the nominee of The Depository Trust Company, holding approximately 83.5% of our outstanding ordinary shares held of record, were residents of the United States.
Related Party Transactions
On January 31, 2020, Mr. Julian Brodsky retired from our Board of Directors. On February 1, 2020, we have entered into an agreement with Mr. Brodsky pursuant to which Mr. Brodsky serves as “director emeritus” and provides us certain advisory services, for which we pay Mr. Brodsky an annual total payment equal to $255,000 in equity and $80,000 in cash. In fiscal year 2020, we paid Mr. Brodsky $255,000 in equity and $80,000 in cash. The agreement with Mr. Brodsky will expire on January 31, 2021.
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
Between 2014 and 2018, we defended a lawsuit against certain of our subsidiaries in the U.S. District Court in Oregon alleging breach of contract and trade secret misappropriation. In October 2018, while continuing to deny the plaintiff’s allegations, we entered into a settlement agreement with the plaintiff, which included a $50 million settlement payment by us, in consideration for a mutual release of each party and its respective customers with no admission of liability or fault. As a result of the settlement, the lawsuit was dismissed with prejudice on November 13, 2018. During fiscal year 2019 we paid the settlement amount of $50 million and $5 million in legal and other fees which were accrued as of September 30, 2018.
Certain of our subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. Our counterparty has claimed monetary damages. The dispute is over contracts, under which we were providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. We believe we have solid arguments and are vigorously defending our rights. To date, however, the Ecuadorian Courts have responded to such defense efforts, including motions alleging constitutional defects, in an inconsistent manner. While we have achieved some successes, the majority of the procedures are still ongoing. We are unable to reasonably estimate the ultimate outcome of the above dispute.
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
The Board of Directors is authorized to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting
ordinary shares without further shareholder approval. As of September 30, 2020, 131,535,692 ordinary shares were outstanding (net of treasury shares) and no non-voting
ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:
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
In February 2017, we entered into a Master Services Agreement with AT&T Services, Inc., as amended, which replaces in its entirety the Software and Professional Services that we entered into with AT&T Services, Inc. effective August 7, 2003. The agreement provides that Amdocs will provide software and services to AT&T as specified therein and remains in effect until September 30, 2021. A copy of the Master Services Agreement is included as Exhibit 4.a.1 to this Annual Report.
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
General
Our effective tax rate was 14.7% for fiscal 2020, compared to 15.6% for fiscal 2019 and 15.9% for fiscal 2018.
Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period and there can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate, including the potential impact, which we are continuously assessing, of the tax reform in the United States. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenges the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries benefit from certain special tax benefits. The loss of any such tax benefits could have an adverse effect on our effective tax rate.
Certain Guernsey Tax Considerations
Tax legislation in Guernsey subjects us to the standard rate of corporate income tax for a Guernsey resident company of zero percent.
Certain Indian Tax Considerations
Through subsidiaries, we operate development centers and a business processing operations center in India. In 2020, the corporate tax rate applicable in India on trading activities was 34.94% for development center and reduced corporate tax at 27.82% for business processing operations having gross turnover up to a prescribed threshold. Our main subsidiary in India operates under specific favorable tax entitlements that are based upon pre-approved
information technology related services activity. As a result, these activities are entitled to considerable corporate income tax exemptions on eligible profits from export of services derived from such pre-approved
information technology activity, provided our subsidiary continues to meet the conditions required for such tax benefits.
During the year 2016–17 our main subsidiary in India changed its corporate legal structure from a private limited company (PLC) to a limited liability partnership (LLP) through conversion by process of law effective February 28, 2017. Thereafter, all rights and liabilities of the PLC under agreements are vested in the LLP by operation of law.
As of April 1, 2011, the Minimum Alternative Tax, or MAT, became applicable to all of our PLC Indian operations. The MAT is levied on book profits at the effective rate of 17.48% and can be carried forward for 15 years to be credited against corporate income taxes. As for the LLP, as a result of the conversion certain accumulated tax credits are not available to be set off against future income of the LLP, however, for LLP the Alternative Minimum Tax, or AMT, provisions are applicable such that LLPs are subject to AMT at a rate of 21.55% on adjusted total income (Income as computed under the normal provisions, increased by prescribed adjustments) if tax on income under normal provisions is lower than the AMT, and can be carried forward for 15 years.

Our main Indian subsidiary is subject to a separate tax entitlement under which its operating units are exempt from tax on the respective tax incentive-eligible activity for the first five years of operations and it enjoys a 50% reduction on its corporate income tax for such activity for the following five years. Further, an additional 50% deduction is available for another 5 years, if 50% of the profits of the unit are credited to a specific reserve provided that such reserve is utilized for the purpose of investments in plant & machinery within three years from the end of the year in which reserve is created. If such reserve is not utilized for the purpose specified in the Indian Tax Laws, the same will be deemed as income in the year immediately following the period of three years in which the reserve is made.
Further, in 2018 a new operation was commenced in another subsidiary in India with effect from May 1, 2018. The activity conducted by this entity is generally entitled to a 100% reduction on its corporate income tax for the first five years of operation and a 50% reduction for the following 5 years. MAT is levied on book profits at an effective rate of 16.69% and can be carried forward for 15 years to be credited against corporate income taxes.
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
Tax Benefits
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
The corporate tax rate applicable to the Preferred Technological Income generated by a Special Preferred Technological Enterprise (companies which are part of a group with annual consolidated revenue in excess of NIS 10 billion—approximately US $3 billion at current exchange rates) is 6%. The reduced tax rate applies only with respect to the revenue attributable to the portion of intellectual property developed in Israel.
The withholding tax on dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company out of earnings that are eligible for the reduced corporate tax rate (in our case, 6%) is 4%. For other dividend distributions out of earnings of a Preferred Technological Enterprise, the withholding tax rate is 20% (or a lower rate under a tax treaty, if applicable).
In 2020, our primary Israeli subsidiary continues to apply the benefits under the terms of the law as provided prior to the 2011 amendment. We are continuously evaluating the potential benefits of applying the 2011 and 2017 amendments.
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
This summary is for general information only and is not binding on the Internal Revenue Service, or the IRS. There can be no assurance that the IRS will not challenge one or more of the statements made herein. U.S. holders are urged to consult their own tax advisers as to the particular tax consequences to them of owning and disposing of our ordinary shares. Except as described in “—Passive Foreign Investment Company Considerations” below, this discussion assumes that we are not and have not been a passive foreign investment company (a “PFIC”) for any taxable year.

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
Disposition of Ordinary Shares.
Subject to the PFIC rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition by such U.S. holder and its tax basis in the ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year at the time of the disposition. In the case of a U.S. holder that is an individual, trust or estate, long-term capital gains realized upon a disposition of the ordinary shares generally will be subject to a preferential U.S. federal income tax rate. Gains realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
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
We believe that we were not a PFIC for our taxable year ended September 30, 2020. However, because the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our ordinary shares (which may be volatile), and the amount and type of our gross income, we cannot guarantee that we will not become a PFIC for the current or any future taxable year or that the IRS will agree with our conclusion regarding our current PFIC status.
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
Certain U.S. holders who are individuals or entities closely-held by individuals are required to report information with respect to their investment in our ordinary shares not held through a custodial account with a U.S. financial institution to the IRS. In general a U.S. holder holding specified “foreign financial assets” (which generally would include (i) our ordinary shares not held through a custodial account with a financial institution, and (ii) a custodial account with a
non-U.S.
financial institution through which our ordinary shares may be held) with an aggregate value exceeding certain threshold amounts should report information about those assets on IRS Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties.
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
During fiscal year 2020, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were denominated in U.S. dollar or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.
In managing our foreign exchange risk, we enter into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, assuming the costs of executing these contracts are worthwhile. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily in Canadian dollar and European Euros, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels and Indian rupees. We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in Israeli shekels, Indian rupees, Philippine Pesos and European Euros, as well as other foreign currency of jurisdictions in which we operate. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 7 to our consolidated financial statements.
The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2020. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2020, for forward contracts, and based on spot rates as of September 30, 2020 for options.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$1,220	$20.6

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.
Interest Rate Risk
Our interest expenses and income are sensitive to changes in interest rates, as all of our cash investments and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments, if applicable, are generally invested in short-term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of bank deposits, money market funds and corporate bonds securities.
ITEM 12.
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.
CONTROLS AND PROCEDURES
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2020. The term “disclosure controls and procedures,” as defined in Rules
13a-15(e)
and

15d-15(e)
under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2020, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form
20-F,
has issued an attestation report on our internal control over financial reporting as of September 30, 2020, which is included herein.
No change in our internal control over financial reporting (as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act) occurred during the fiscal year ended September 30, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Management’s report on our internal control over financial reporting (as such defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act), and the related reports of our independent public accounting firm, are included on pages
F-2
through F-7 of this Annual Report on Form
20-F,
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
Audit Fees
Ernst & Young billed us approximately $3.6 million for audit services for fiscal 2020, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form
6-K,
consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.8 million for audit services for fiscal 2019.
Audit-Related Fees
Ernst & Young billed us approximately $1.4 million for audit-related services for fiscal 2020. Audit-related services principally include SOC 1 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.5 million for audit-related services for fiscal 2019.
Tax Fees
Ernst & Young billed us approximately $1.5 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services for fiscal 2020. Ernst & Young billed us approximately $1.8 million for tax advice in fiscal 2019.
All Other Fees
Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2020 or fiscal 2019.
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
procedure described below.
From time to time, the Audit Committee may
pre-approve
specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval
is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2020, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D.
EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2020 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:
Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/1/19-10/31/19	349,599	$65.76	349,599	$216,182,714
11/1/19-11/30/19	296,733	$67.40	296,733	$996,183,385
12/1/19-12/31/19	662,269	$70.99	662,269	$949,171,077
01/1/20-01/31/20	358,021	$73.32	358,021	$922,921,938
02/1/20-02/29/20	411,341	$73.02	411,341	$892,884,731
03/1/20-03/31/20	1,093,501	$58.27	1,093,501	$829,171,117
04/1/20-04/30/20	355,694	$59.04	355,694	$808,171,772
05/1/20-05/31/20	318,639	$62.76	318,639	$788,172,482
06/1/20-06/30/20	301,222	$63.08	301,222	$769,171,166
07/1/20-07/31/20	402,900	$59.80	402,900	$745,077,821
08/1/20-08/31/20	500,030	$60.93	500,030	$714,609,201
09/1/20-09/30/20	618,016	$58.68	618,016	$678,343,867

Total	5,667,965	$63.66	5,667,965	$678,343,867

(1)	Excludes broker and transaction fees.
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

ITEM 16F.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.
CORPORATE GOVERNANCE
We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2020, and to our website at www.amdocs.com.
ITEM 16H.
MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17.
FINANCIAL STATEMENTS
Not applicable.
ITEM 18.
FINANCIAL STATEMENTS
Financial Statements And Schedule
The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2020, 2019 and 2018, are included at the end of this Annual Report:
Audited Financial Statements of Amdocs Limited
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2020 and 2019
Consolidated Statements of Income for the fiscal years ended September 30, 2020, 2019 and 2018
Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2020, 2019 and 2018
Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2020, 2019 and 2018
Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2020, 2019 and 2018
Notes to the Consolidated Financial Statements
Financial Statement Schedules of Amdocs Limited
Valuation and Qualifying Accounts
All other schedules have been omitted since they are either not required or not applicable, or the information has otherwise been included.
ITEM 19.
EXHIBITS
The exhibits listed hereof are filed herewith in response to this Item.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K filed January 26, 2009)

1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)

2	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934

2.1	Base Indenture between Amdocs Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated as of June 24, 2020 (incorporated by reference to Exhibit 4.1 to Amdocs’ Form 6-K filed June 24, 2020)

2.2	First Supplemental Indenture to the Base Indenture between Amdocs Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated as of June 24, 2020 (incorporated by reference to Exhibit 4.2 to Amdocs’ Form 6-K filed June 24, 2020)

4.a.1†	Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective February 28, 2017 (incorporated by reference to Exhibit 4.b.6 to Amdocs’ Annual Report on Form 20-F, filed December 11, 2017)

4.a.2†	Supplemental Agreement dated September 30, 2018 to the Agreement for Software and Professional Services effective February 28, 2017 that is filed as Exhibit 4.a.1 hereto (incorporated by reference to Exhibit 4.a.2. to Amdocs’ Annual Report on Form 20-F, filed December 10, 2018)

4.a.3†	Assignment Agreement among Amdocs Inc., Amdocs Development Limited and AT&T Services, Inc. under the Agreement for Software and Professional Services, effective October 1, 2018

4.a.4†	Amendment No. 1 to Master Services Agreement between Amdocs Development Limited and AT&T Services, Inc. for Software and Professional Services, effective November 8, 2018 (incorporated by reference to Exhibit 4.a.3 to Amdocs’ Annual Report on Form 20-F, filed December 19, 2019)

4.a.5†	Amendment No. 2 to Master Services Agreement between Amdocs Development Limited and AT&T Services, Inc. for Software and Professional Services, effective December 27, 2018 (incorporated by reference to Exhibit 4.a.4 to Amdocs’ Annual Report on Form 20-F, filed December 19, 2019)

4.b	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Amdocs’ Registration Statement on Form S-8, filed on February 12, 2018)

4.c	Amended and Restated Credit Agreement, dated as of December 11, 2017, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 4.d to Amdocs’ Annual Report on Form 20-F, filed on December 11, 2017)

8	Subsidiaries of Amdocs Limited

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1	Consent of Ernst & Young LLP

Exhibit No.	Description

100.1	The following financial information from Amdocs Limited’s Annual Report on Form
20-F
for the year ended September 30, 2020, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2020 and 2019, (ii) Consolidated Statements of Income for the years ended September 30, 2020, 2019 and 2018, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2020, 2019 and 2018, (iv) Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2020, 2019 and 2018, (v) the Consolidated Statements of Cash Flows for the years ended September 30, 2020, 2019 and 2018, and (vi) Notes to Consolidated Financial Statements

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
Date: December 14, 2020

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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2020. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.
Based on its assessment, management concluded that, as of September 30, 2020, the Company’s internal control over financial reporting is effective based on those criteria.
The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm which has issued an attestation report on the Company’s internal control over financial reporting included elsewhere in this Annual Report on Form
20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Amdocs Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Amdocs Limited (the “Company”) as of September 30, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2020, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of September 30, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated December 14, 2020 expressed an unqualified opinion thereon.
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

Auditing the recognition of the Company’s project revenue was especially subjective and complex because of the significant estimation required by management to determine the total projected labor effort to complete a project. Determining the estimate of labor effort requires the knowledge of project-specific details, including the specific terms and conditions of the contract, remaining performance obligations, changes to the project schedule, and complexity of the project. Changes in this estimate can have a material effect on the timing of revenue recognition.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the projected labor effort estimation process. For example, for a sample of projects, we tested controls over management’s review of the initial estimate of total projected labor effort to complete a project, as well as the ongoing evaluation of those estimates through the life of the project. Additionally, for a sample of completed projects, we tested the retrospective review controls performed by management to assess the reasonableness of the estimated labor effort throughout the life of the project.

Our audit procedures included, among others, evaluating the significant assumptions and the accuracy and completeness of the underlying data used in management’s estimate. For example, for a sample of contracts, we tested management’s estimate of total projected labor effort through a combination of analytical procedures, such as comparison of the estimated labor effort period over period and inspection of contracts to understand the specific terms and conditions as well as the remaining obligations in the contract. For a sample of projects, we also met with various executives throughout the organization, including project managers, to obtain an understanding of project status and other factors considered in developing the estimate of projected labor effort including project challenges, completed milestones, customer change orders and delays. In addition, we performed a retrospective review of actual labor effort incurred compared to previously estimated projected labor effort to evaluate management’s historical ability to accurately estimate projected labor effort.

Uncertain Tax Positions

Description of the Matter
As discussed in Notes 2 and 11 to the consolidated financial statements, the Company operates in a multinational tax environment and is subject to tax treaty arrangements and transfer pricing guidelines for intercompany transactions. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition. As of September 30, 2020, the total amount of unrecognized tax benefits for uncertain tax positions was $168.2 million.

Auditing management’s analysis of the Company’s uncertain tax positions was especially subjective and complex due to the significant judgments made by management to determine the provisions for tax uncertainties. These provisions are based on interpretations of complex tax laws and legal rulings across various jurisdictions in which the Company operates and the determination of arm’s length pricing for certain intercompany transactions. The assumptions underlying the provisions for uncertain tax positions include the potential tax exposure resulting from management’s interpretations and the determination of the cumulative probability that the uncertain tax position will be upheld upon regulatory examination.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process to assess and review their tax positions. For example, we tested the controls over management’s review of assumptions used in the estimation calculation, including the review over existing and potential tax controversies and tax audit results, and the computation of the impact to uncertain tax positions and tax reserves.

We involved our tax professionals to assist us with obtaining an understanding of the Company’s tax structure, assessing the Company’s compliance with tax laws, related developments in administrative rulings and court cases, identifying tax law changes in jurisdictions that may impact the Company’s unrecognized tax benefits and assessing the technical merits of the Company’s tax positions. We inspected the Company’s correspondence with the relevant tax authorities and evaluated income tax opinions. Our audit procedures also included, among others, evaluating the assumptions management used to develop its uncertain tax positions and related unrecognized income tax benefit amounts by jurisdiction and testing the completeness and accuracy of the underlying data used by management to calculate the uncertain tax positions. For certain tax positions related to intercompany transactions, we assessed the assumptions and pricing method used in determining arm’s length prices and the documentation to support the pricing. We also evaluated the adequacy of the Company’s financial statement disclosures related to these tax matters.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 1988.
New York, NY
December 14, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Amdocs Limited
Opinion on Internal Control over Financial Reporting
We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Amdocs Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2020, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III and our report dated December 14, 2020 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP
New York, NY
December 14, 2020

AMDOCS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	As of September 30,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$983,188	$471,632
Short-term interest-bearing investments	752	—
Accounts receivable, net	861,033	987,858
Prepaid expenses and other current assets	229,604	216,084

Total current assets	2,074,577	1,675,574
Property and equipment, net	607,951	525,314
Lease assets	295,494	—
Goodwill	2,578,645	2,462,835
Intangible assets, net	296,334	205,162
Other noncurrent assets	488,620	423,941

Total assets	$6,341,621	$5,292,826

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$110,142	$176,508
Accrued expenses and other current liabilities	593,608	647,657
Accrued personnel costs	226,509	265,583
Short-term financing arrangements	100,000	—
Lease liabilities	59,100	—
Deferred revenue	126,841	118,182

Total current liabilities	1,216,200	1,207,930
Deferred income taxes and taxes payable	258,487	207,508
Lease liabilities	230,076	—
Long-term debt, net of unamortized debt issuance costs	644,023	—
Other noncurrent liabilities	327,680	334,922

Total liabilities	2,676,466	1,750,360

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 279,578 and 277,148 issued and 131,535 and 134,773 outstanding, in 2020 and 2019, respectively	4,483	4,452
Additional paid-in capital	3,807,915	3,667,662
Treasury stock, at cost — 148,043 and 142,375 ordinary shares in 2020 and 2019, respectively	(5,543,321)	(5,182,409)
Accumulated other comprehensive income (loss)	11,662	(2,547)
Retained earnings	5,341,907	5,012,799

Total Amdocs Limited shareholders’ equity	3,622,646	3,499,957
Noncontrolling interests	42,509	42,509

Total equity	3,665,155	3,542,466

Total liabilities and equity	$6,341,621	$5,292,826

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended September 30,
	2020	2019	2018
Revenue	$4,169,039	$4,086,669	$3,974,837
Operating expenses:
Cost of revenue	2,755,563	2,653,172	2,595,276
Research and development	282,042	273,936	276,615
Selling, general and administrative	458,539	492,457	481,093
Amortization of purchased intangible assets and other	78,137	97,358	108,489
Non-recurring charges	—	—	85,057

	3,574,281	3,516,923	3,546,530

Operating income	594,758	569,746	428,307
Interest and other expense, net	11,436	1,859	6,766

Income before income taxes	583,322	567,887	421,541
Income taxes	85,482	88,441	67,145

Net income	$497,840	$479,446	$354,396

Basic earnings per share	$3.73	$3.49	$2.49

Diluted earnings per share	$3.71	$3.47	$2.47

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended September 30,
	2020	2019	2018
Net income	$497,840	$479,446	$354,396
Other comprehensive income (loss), net of tax:
Net change in fair value of cash flow hedges(1)	14,891	30,553	(51,116)
Net change in fair value of available-for-sale securities(2)	(2)	1,592	(1,182)
Net actuarial (loss) gain on defined benefit plan(3)	(680)	(1,961)	777

Other comprehensive income (loss), net of tax	14,209	30,184	(51,521)

Comprehensive income	$512,049	$509,630	$302,875

(1)	Net of tax (expense) benefit of $(2,371), $(2,458) and $4,482 for the fiscal years ended September 30, 2020, 2019 and 2018, respectively.
(2)	Net of immaterial amount of tax benefit for the fiscal years ended September 30, 2020, 2019 and 2018.
(3)	Net of tax (expense) benefit of $ (11), $1,080 and $(254) for the fiscal years ended September 30, 2020, 2019 and 2018, respectively.
The accompanying notes are an integral part of these consolidated financial statements
.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)(1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests(2)	Total Equity
	Shares	Amount
Balance as of September 30, 2017	144,391	$4,410	$3,458,887	$(4,365,124)	$18,790	$4,457,107	$3,574,070	$—	$3,574,070
Comprehensive income:
Net income(2)	—	—	—	—	—	354,396	354,396	—	354,396
Other comprehensive loss	—	—	—	—	(51,521)	—	(51,521)	—	(51,521)
Comprehensive income							302,875	—	302,875
Employee stock options exercised	1,800	24	81,262	—	—	—	81,286	—	81,286
Repurchase of shares	(6,337)	—	—	(419,228)	—	—	(419,228)	—	(419,228)
Cash dividends declared ($0.970 per ordinary share)	—	—	—	—	—	(137,602)	(137,602)	—	(137,602)
Issuance of restricted stock, net of forfeitures	323	2	—	—	—	—	2	—	2
Equity-based compensation expense related to employees	—	—	47,476	—	—	—	47,476	—	47,476
Changes in Noncontrolling interests	—	—	—	—	—	—	—	43,163	43,163
Balance as of September 30, 2018	140,177	$4,436	$3,587,625	$(4,784,352)	$(32,731)	$4,673,901	$3,448,879	$43,163	$3,492,042
Cumulative effect adjustment(3)	—	—	—	—	—	10,434	10,434	—	10,434
Comprehensive income:								—
Net income(2)	—	—	—	—	—	479,446	479,446	—	479,446
Other comprehensive income	—	—	—	—	30,184	—	30,184	—	30,184
Comprehensive income							509,630	—	509,630
Employee stock options exercised	874	11	41,487	—	—	—	41,498	—	41,498
Repurchase of shares	(6,656)	—	—	(398,057)	—	—	(398,057)	—	(398,057)
Cash dividends declared ($1.105 per ordinary share)	—	—	—	—	—	(150,982)	(150,982)	—	(150,982)
Issuance of restricted stock, net of forfeitures	378	5	—	—	—	—	5	—	5
Equity-based compensation expense related to employees	—	—	38,550	—	—	—	38,550	—	38,550
Changes in Noncontrolling interests	—	—	—	—	—	—	—	(654)	(654)
Balance as of September 30, 2019	134,773	$4,452	$3,667,662	$(5,182,409)	$(2,547)	$5,012,799	$3,499,957	$42,509	$3,542,466
Comprehensive income:								—
Net income(2)	—	—	—	—	—	497,840	497,840	—	497,840
Other comprehensive income	—	—	—	—	14,209	—	14,209	—	14,209
Comprehensive income							512,049	—	512,049
Employee stock options exercised	1,871	24	97,819	—	—	—	97,843	—	97,843
Repurchase of shares	(5,668)	—	—	(360,912)	—	—	(360,912)	—	(360,912)
Cash dividends declared ($1.2675 per ordinary share)	—	—	—	—	—	(168,732)	(168,732)	—	(168,732)
Issuance of restricted stock, net of forfeitures	559	7	—	—	—	—	7	—	7
Equity-based compensation expense related to employees	—	—	42,434	—	—	—	42,434	—	42,434
Balance as of September 30, 2020	131,535	$4,483	$3,807,915	$(5,543,321)	$11,662	$5,341,907	$3,622,646	$42,509	$3,665,155

(1)
As of September 30, 2020, 2019 and 2018, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of
$18,836, $3,945 and $(26,608), unrealized loss on short-term interest-bearing investments, net of tax, of $(2), $0 and $(1,592) and unrealized loss on defined benefit plan, net of tax, of $(7,172), $(6,492) and $(4,531).

(2)	In fiscal years 2020, 2019 and 2018, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible.
(3)
The Cumulative effect adjustments as of October 1, 2018 include an increase of $14,294 to retained earnings due to the impact of adoptions of ASU No.
 2014-09
(ASC 606) and decrease of $3,860 to retained earnings due to adoption of ASU No.
 2016-16.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,
	2020	2019	2018
Cash Flow from Operating Activities:
Net income	$497,840	$479,446	$354,396
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	198,409	205,772	211,224
Amortization of debt issuance cost	144	—	—
Equity-based compensation expense	42,434	38,550	47,476
Deferred income taxes	30,239	(13,950)	25,098
Loss from short-term interest-bearing investments	—	737	1,324
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	134,584	6,589	(66,451)
Prepaid expenses and other current assets	(10,815)	25,907	(18,736)
Other noncurrent assets	(23,329)	(1,635)	9,674
Lease assets and liabilities, net	(7,881)	—	—
Accounts payable, accrued expenses and accrued personnel	(190,354)	(60,042)	25,348
Deferred revenue	(15,184)	(37,855)	7,650
Income taxes payable, net	(9,281)	6,025	(31,036)
Other noncurrent liabilities	11,330	6,833	(8,718)
Net cash provided by operating activities	658,136	656,377	557,249
Cash Flow from Investing Activities:
Purchase of property and equipment, net(1)	(205,510)	(128,086)	(231,146)
Proceeds from sale of short-term interest-bearing investments	—	101,287	303,090
Purchase of short-term interest-bearing investments	(753)	—	(76,037)
Net cash paid for business and intangible assets acquisitions	(249,358)	(60,572)	(355,142)
Other	(6,104)	615	(3,157)
Net cash used in investing activities	(461,725)	(86,756)	(362,392)
Cash Flow from Financing Activities:
Borrowings under financing arrangements	450,000	—	120,000
Payments under financing arrangements	(350,000)	—	(120,000)
Proceeds from issuance of debt, net	643,919	—	—
Repurchase of shares	(360,912)	(398,057)	(419,228)
Proceeds from employee stock option exercises	97,850	41,483	81,280
Payments of dividends	(164,061)	(147,616)	(134,292)
Investment by noncontrolling interests, net(1)	—	(4,776)	47,013
Payment of contingent consideration from a business acquisition	(1,411)	(7,470)	—
Excess tax benefit from equity-based compensation and other	(240)	(336)	(458)
Net cash provided by (used in) financing activities	315,145	(516,772)	(425,685)
Net increase (decrease) in cash and cash equivalents	511,556	52,849	(230,828)
Cash and cash equivalents at beginning of year	471,632	418,783	649,611
Cash and cash equivalents at end of year	$983,188	$471,632	$418,783
Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$45,398	$75,790	$55,938
Interest(2)	5,392	7,348	2,009

(1)
The amounts under “Purchase of property and equipment, net”, include proceeds from
sale
of property and equipment of $194, $151 and $459 for the year ended September 30
, 2020
, 2019
and 2018
,
respectively, and proceeds of $9,676
relating to refund of betterment levy for the year ended September 30
, 2019
($4,776
of which was a refund to the noncontrolling
interest).

(2)	The amounts under “Interest” include payments of interest to financial institution, tax authorities and other.
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
Note 1 — Nature of Entity
Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement

and

operate its open and
modular cloud offering.
The Company is a Guernsey limited company, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company’s main development facilities are locate
d
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
In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that is equally owned by the Company and Union for the purpose of acquiring specific land which the Company expects to use as the site for a new campus in Ra’anana, Israel. On January 2, 2018 the Company completed the acquisition of the land. Pursuant to the agreements between the Company and Union, as the Company has control over the construction and ongoing operations of the new campus, the new entity’s financial information is consolidated into the Company’s consolidated financial statements with the portion not owned classified as non-controlling
interests. The Company is obligated to distribute in the future the new entity’s earnings under certain conditions, in fiscal years 2020
,

2019
and 201
8
 the new entity had negligible earnings or losses and, therefore, an immaterial effect on consolidated financial statements of Amdocs Limited.
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
Investments
The Company classifies all of its short-term interest-bearing investments as available-for-sale
securities. Such short-term interest-bearing investments consist primarily of bank deposits, money market funds and corporate bonds, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as “accumulated other comprehensive income (loss)” in equity, unless a security is other than temporarily impaired. The Company recognizes an impairment charge in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while other declines in fair value related to other factors are recognized in other comprehensive income (loss). The Company uses a discounted cash flow analysis to determine the portion of the impairment that relates to the credit losses. To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the first-in-first-out
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

Th
e
Company capitalizes the expenditures related to the new campus in Israel, which are classified as building and land. Amortization will begin when the new campus is ready for use and will be amortized on the straight-line basis over the estimated useful life.
Leases
As discussed below under “
Adoption of New Accounting Standards”
, the Company adopted ASU
No. 2016-02,
“Leases”.
As a lessee, substantially all of the Company’s lease obligation is for office real estate. The significant judgments used in determining its lease obligation include whether a contract is or contains a lease and the determination of the discount rate used to calculate the lease liability. The Company’s leases may include the option to extend or terminate before the end of the contractual term and are often non-cancelable
or cancelable only by the payment of penalties.
The lease assets and liabilities include these options in the lease term when it is reasonably certain that they will be exercised. In certain cases, the Company subleases excess office real estate to third-party tenants in immaterial amounts. Lease assets and liabilities recognized at the lease commencement date are determined predominantly as the present value of the payments due over the lease term. Unless the implicit rate can be determined, the Company uses its incremental borrowing rate on that date to calculate the present value. The incremental borrowing rate approximates the rate at which the Company could borrow, on a secured basis for a similar term, an amount equal to its lease payments in a similar economic environment.
Effective October 1, 2019, when the Company is the lessee, all leases are recognized as lease liabilities and associated lease assets on the Consolidated Balance Sheet. Lease liabilities represent the Company’s obligation to make payments arising from the lease. Lease assets represent the Company’s right to use an underlying asset for the lease term and may also include advance payments, initial direct costs or lease incentives. Fixed and variable payments that depend upon an index or rate, such as the Consumer Price Index (CPI), are included in the recognition of lease assets and liabilities at the commencement-date rate. Other variable payments, such as common area maintenance, property and other taxes, utilities and insurance that are based on the lessor’s cost, are recognized in the Consolidated Income Statement in the period incurred. Operating lease expense is recorded on a straight-line basis over the lease term.
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
Revenue from the management of a customer’s operations pursuant to managed services arrangements, is recognized over time as services are performed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services, pursuant to the specific contract terms of the managed services arrangement. Typically, managed services arrangements are long term in duration and are not subject to significant seasonality.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

Revenue Recognition for third-party hardware and software
— Third-party hardware sales are recognized upon delivery or installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement Revenue from third-party hardware and software sales is recorded at gross amount for transactions in which the Company control the third-party hardware and software prior to fulfilling the performance obligation. In specific circumstances where the Company do not meet the above criteria, revenue is recognized on a net basis. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as it controls the services before transferring them to the customer.
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
Billing terms and conditions generally vary by contract category. Amounts are typically billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones. In cases where timing of revenue recognition significantly differs from the timing of invoicing, the Company considers whether a significant financing component exists. The Company elected to use the practical expedient in assessing the financing component in contracts where the time between cash collection and performance is less than one year.
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
The Company evaluates accounts receivable to determine if they ultimately will be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions. The allowance for doubtful accounts is for estimated losses resulting from accounts receivable for which their collection is not reasonably probable. The allowance for doubtful accounts as of September 30, 2020 and 2019, was $23,419 and $36,121, respectively. As of September 30, 2020, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 22%, which was lower than its respective portion of total revenue. As of September 30, 2019, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 16%, which was lower than its respective portion of total revenue.
Earnings per Share
Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding equity-based awards using the treasury stock method. The Company includes participating securities (unvested restricted shares that contain non-forfeitable
rights to dividends or dividend equivalents) in the computation of earnings per share
p
ursuant to the
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
Recent Accounting Standards
In March 2020, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU
No. 2020-04:
“
Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
Reporting”.
The ASU provides temporary optional expedients and exceptions on certain contract modifications, hedge relationships and other transactions that reference London Inter-bank Offered Rate (“LIBOR”) or other reference rates expected to be discontinued due to the reference rate reform. This ASU is effective as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.
In December 2019, the FASB issued Accounting Standard Update, or ASU
No. 2019-12:
“
Simplifying the Accounting for Income Taxes
”. The ASU simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This ASU will be effective for the Company on October 1, 2021, and early adoption is permitted. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.
In November 2018, the FASB, issued ASU
No. 2018-18
, “Collaborative Arrangements
”. The ASU clarifies the interaction between collaborative arrangements and the new revenue standards. This ASU will be effective for the Company on October 1, 2020. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU
No. 2018-15
, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”.
The ASU amends the definition of hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use
software project. This ASU will be effective for the Company on October 1, 2020. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU
No. 2018-13
, “Fair Value Measurement”.
The ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. This ASU will be effective for the Company on October 1, 2020. The Company currently expects that adoption of this ASU may result in changes to its financial statements disclosure but will not have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU
No. 2018-14,
“
Changes to the Disclosure Requirements for Defined Benefit Plans”
. The ASU makes minor changes to the disclosure requirement for employers that sponsor defined pension and/or other post-retirement benefit plans. This ASU will be effective for the Company on October 1, 2020. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.
In August 2017, the FASB issued ASU
No. 2017-12,
“
Targeted Improvements to Accounting for Hedging Activities
”
. The ASU amends existing guidance to simplify the application of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. This ASU will be effective for the Company on October 1, 2020. The Company currently expects that adoption of this ASU will not have a material impact on its consolidated financial statements.
In January 2017, the FASB, issued an Accounting Standard Update, or ASU
No. 2017-04,
“Simplifying the Test for Goodwill Impairment”
. The ASU simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test. This ASU will be effective for the Company on October 1, 2020. The Company currently expects that adoption of this ASU will not have an impact on its consolidated financial statements.

AMDOCS
LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
In June 2016, the FASB issued ASU
No. 2016-13,
“
Measurement of Credit Losses on Financial Instruments
”
. The ASU which introduces an impairment model that is based on expected losses rather than incurred losses and will apply to financial assets subject to credit losses and measured at amortized cost, and certain off-balance
sheet credit exposures. This ASU will be effective for the Company on October 1, 2020. The Company currently expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.
Adoption of New Accounting Standards
In February 2016, the FASB issued ASU
No. 2016-02,
“Leases”
. The ASU increases transparency and comparability by providing additional information to users of financial statements regarding an entity’s leasing activities. The ASU requires reporting entities to recognize lease assets and lease liabilities on the balance sheet for most leases, including operating leases, with a term greater than twelve months. As of October 1, 2019, the Company adopted this ASU using the modified retrospective transition approach. Prior period amounts were not adjusted. The Company elected the package of practical expedients which does not require reassessment of prior conclusions related to identifying leases, lease classification or initial direct costs. The Company also elected the practical expedient not to separate non-lease
components from lease components and instead to account for each separate lease component and the non-lease
components associated with that lease component as a single lease component for its real estate and vehicle leases. The adoption of this ASU did not have a material impact on its consolidated statement of income and on its consolidated statement of cash flow.
The impact of adopting this ASU on the Company’s Consolidated
Balance
Sheets
was as
follows
:

	Balance as of September 30, 2019	Adjustments due to ASC 842	Balance as of October 1, 2019
Balance Sheet:
Prepaid expenses and other current assets	$216,084	$(6,697)	$209,387
Lease assets	—	281,785	281,785
Other noncurrent assets	423,941	(2,755)	421,186
Accrued expenses and other current liabilities	(647,657)	3,553	(644,104)
Lease liabilities (current)	—	(63,351)	(63,351)
Lease liabilities (non-current)	—	(221,050)	(221,050)
Other noncurrent liabilities	(334,922)	8,515	(326,407)
See Note 16 to the consolidated financial statements for further details.
In June 2018, the FASB issued ASU
No. 2018-07,
“
Improvements to Nonemployee Share-Based Payment Accounting
”
. The ASU aligns the measurement and classification for share-based payments to nonemployees
with the guidance for share-based payments to employees, with certain exceptions. The Company prospectively adopted this ASU effective October 1, 2019. As of the date of the adoption there was no impact on the Company’s consolidated financial statements
.
Note 3 — Acquisitions
Entities acquired by the Company during the last three fiscal years have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year. During fiscal year 2020, the Company acquired three companies and
o
ther intangible assets for total consideration of approximately $291,459, among them the largest

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

is Openet, which offers cloud-native capabilities, network pedigree, and deep 5G charging, policy and data management expertise and whose solutions complement the Amdocs portfolio. During fiscal year 2019, we acquired three companies for total consideration of approximately $64,963, among them the largest is TTS Wireless a leading provider of mobile network engineering services, specializing in network optimization, planning and software-enabled solutions. See Note 9 to the consolidated financial statement.
Note 4 — Revenue
Contract Balances
The following table provides information a
b
out Accounts receivable, both billed and unbilled and deferred revenue:

	As of
	September 30, 2020	September 30, 2019
Accounts receivable — billed (net of allowances for doubtful accounts of $23,419 and $36,121 as of September 30, 2020 and 2019, respectively)	$685,485	$760,797
Accounts receivable — unbilled (current)	$175,548	$227,061
Accounts receivable — unbilled (non-current)	$42,089	$16,987

Total Accounts receivable — unbilled	$217,637	$244,048
Deferred revenue (current)	$(126,841)	$(118,182)
Deferred revenue (non-current)	$(16,529)	$(23,785)

Total Deferred revenue	$(143,370)	$(141,967)
Revenue recognized during the year ended September 30, 2020, which was included in deferred revenue (current) as of September 30, 2019 was $104,648. Revenue recognized during the year ended September 30, 2019, which was included in deferred revenue (current) as of October 1, 2018 was $93,508.
Remaining Performance Obligations from Contracts with Customer
As of September 30, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $5.1 billion. Remaining performance obligations typically include the remaining non-cancelable,
committed and fixed portion of contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.
Disaggregation of Revenue
The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue, see
Note 22 — Segment
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
Level 3:
Unobservable inputs
t
hat are supported by little or no market activity that is significant to the fair value of the assets or liabilities.
The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2020 and 2019:

	As of September 30, 2020
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$558,633	$—	$—	$558,633
Corporate bonds	—	752	—	752

Total available-for-sale securities	558,633	752	—	559,385

Equity Investments	—	—	24,211	24,211
Derivative financial instruments, net	—	20,636	—	20,636

Other liabilities	—	—	(19,641)	(19,641)

Total	$558,633	$21,388	$4,570	$584,591

	As of September 30, 2019
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$69,370	$—	$—	$69,370

Total available-for-sale securities	69,370	—	—	69,370

Equity Investments	—	—	18,008	18,008
Derivative financial instruments, net	—	7,890	—	7,890

Other liabilities	—	—	(29,805)	(29,805)

Total	$69,370	$7,890	$(11,797)	$65,463

Available-for-sale
securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market
s
preads,
non-binding
market prices that are corroborated by observable market data and other observable market information. The Company’s

AMDOCS
LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal year 2020. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2020 and 2019. The decrease in Level 3 liabilities is mainly a result of payments of certain acquisition-related liabilities during fiscal year 2020. Level 3 assets relate to equity investments, which were valued based on price changes in orderly transactions for similar private investments of the same issuer. The increase in Level 3 assets is as a result of changes in the fair value was recorded in the consolidated statement of income.
Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs and short-term financing arrangements approximate their fair value because of the relatively short maturity of these items.
Note 6 — Available-For-Sale Securities
In fiscal year 2019 the Company sold most of its
available-for-sale
securities, in total amount of $101,287, the realized losses recognized from this sale were immaterial and were recorded in the consolidated statements of income. In Fiscal year 2020, the Company didn’t have any sale of
Available-for-sale securities.
Available-for-sale
securities consist of the following interest-bearing
investments
:

	As of September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$558,633	$—	$—	$558,633
Corporate bonds	754	—	2	752

Total(1)	$559,387	$—	$2	$559,385

(1)
Available-for-sale
securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale
securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2020, $752 of securities were classified as short-term interest-bearing investments and $558,633 of securities were classified as cash and cash equivalents.

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
30, 2019, all the securities were classified as cash and cash equivalents
.

AMDOCS
LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
As of September 30, 2020, the immaterial unrealized losses attributable to the Company’s available-for-sale
securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, the Company did not recognize any credit losses in fiscal years 2020, 2019 and 2018. Realized gains and losses on available-for-sale
securities were included in earning and are derived using the first-in-first-out
(FIFO) method for determining the cost of securities.
As of September 30, 2020, the Company’s
available-for-sale
securities had the following maturity dates:

Market Value
Due within one year	$558,633
1 to 2 years	—
2 to 3 years	752
3 to 4 years	—
Thereafter	—

$559,385

Note 7 — Derivative Financial Instruments
The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.
The Comp
a
ny’s derivatives expose it to credit risks from possible
non-performance
by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $20,636 as of September 30, 2020. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.
The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.
The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2020. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2020 for forward contracts, and based on spot rates as of September 30, 2020 for options.

Notional Value*
Foreign exchange contracts	$1,220,000

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
The Company records all derivative instruments on the balance
s
heet at fair value. For further information, see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2020 and September 30, 2019, is as follows:

	As of September 30,
	2020	2019
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$21,153	$9,344
Other noncurrent assets	1,317	585
Accrued expenses and other current liabilities	(2,089)	(2,977)
Other noncurrent liabilities	—	(2,072)

	20,381	4,880
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	3,068	5,086
Accrued expenses and other current liabilities	(2,813)	(2,076)

	255	3,010

Net fair value	$20,636	$7,890

Cash Flow Hedges
In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of September 30, 2020 is scheduled to mature within the next 12 months.
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

AMDOCS
LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2020, 2019 and 2018, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Income (Loss) (Effective Portion) Year Ended September 30,
	2020	2019	2018
Line item in consolidated statements of income:
Revenue	$834	$19	$(1,129)
Cost of revenue	4,166	(8,627)	15,877
Research and development	1,646	(2,059)	3,127
Selling, general and administrative	2,500	(2,309)	3,462

Total	$9,146	$(12,976)	$21,337

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive income (loss), net of tax, is as follows:

	Year Ended September 30,
	2020	2019	2018
Net unrealized gain (loss) on cash flow hedges, net of tax, beginning of period	$3,945	$(26,608)	$24,508
Changes in fair value of cash flow hedges, net of tax	21,903	19,228	(31,908)
Reclassification of (gain) loss into earnings, net of tax	(7,012)	11,325	(19,208)

Net unrealized gain (loss) on cash flow hedges, net of tax, end of period	$18,836	$3,945	$(26,608)

Net unrealized gain (loss) from cash flow hedges recognized in other comprehensive income (loss) were $26,408, $20,035 and $(34,260), or $21,903, $19,228 and $(31,908), net of taxes, during the fiscal years ended September 30, 2020, 2019 and 2018, respectively.
Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of September 30, 2020, a net gain of $15,721 will be reclassified into earnings during fiscal 2021 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.
The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2020, 2019 and 2018, was not material.
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
These instruments are generally short-term
i
n nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.
The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2020, 2019 and 2018, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income Year Ended September 30,
	2020	2019	2018
Line item in statements of income:
Cost of revenue	$(718)	$401	$(4,577)
Research and development	(341)	14	(736)
Selling, general and administrative	(559)	294	(950)
Interest and other expense, net	255	5,845	7,038
Income taxes	(679)	(528)	1,581

Total	$(2,042)	$6,026	$2,356

Note 8 — Property and Equipment, Net
The components of property and equipment, net are:

	As of September 30,
	2020	2019
Computers, related equipment and software	$1,163,807	$1,109,465
Building and land(1)	177,255	109,446
Leasehold improvements	234,777	230,817
Furniture, fixtures and other	51,831	47,813

Property and equipment, gross	1,627,670	1,497,541
Less accumulated depreciation	(1,019,719)	(972,227)

Property and equipment, net	$607,951	$525,314

(1)	For more details, see also note 2.
Total depreciation expense

for fiscal years
2020,
2019
and
2018,
was $
117,632,
$
111,387
and $
105,439,
respectively.
As of September 30, 2020 and 2019, the costs, net of accumulated depreciation of software assets developed for internal use were $179,837 and $171,331
, respectively.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)
Note 9 — Goodwill and Intangible Assets, Net
The following table presents details of the Company’s total goodwill:

As of September 30, 2018	$2,444,895
Goodwill resulting from acquisitions(1)	17,484
Other	456

As of September 30, 2019	$2,462,835
Goodwill resulting from acquisitions(2)	118,628
Other	(2,818)

As of September 30, 2020	$2,578,645

(1)
Mainly relates to the acquisition of TTS. In
allocating the total purchase price for
T
TS
, based on estimated fair values, the Company recorded $8,218 of goodwill, $29,500 of customer relationships to be amortized over approximately six years, $2,100 of core technology to be amortized over approximately six years
 and
 $1,300 of trade mark to be amortized
over four years.

(2)
Mainly relates to the acquisition of Openet. In allocating the total preliminary purchase price for Openet, based on estimated fair values, the Company recorded
$102,898 of goodwill, $40,409 of customer relationships to be amortized over approximately eight years, $53,614 of core technology to be amortized over approximately five years and $2,594 of trade mark to be amortized over two years.
The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2020, 2019 or 2018
.
The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Gross	Accumulated Amortization	Net
September 30, 2020
Core technology	$896,814	$(735,534)	$161,280
Customer relationships	642,575	(517,670)	124,905
Other	47,540	(37,391)	10,149

Total	$1,586,929	$(1,290,595)	$296,334

September 30, 2019
Core technology	$775,479	$(690,961)	$84,518
Customer relationships	594,555	(483,313)	111,242
Other	44,946	(35,544)	9,402

Total	$1,414,980	$(1,209,818)	$205,162

The amortization expenses related to the Company’s definite-lived purchased intangible assets were $80,777, $94,385 and $105,785 for the years ended 2020, 2019 and 2018
,
respectively.

AMDOCS
LIMITED
NOTES TO THE
CONSOLIDATED
FINANCIAL
STATEMENTS
(dollar and share amounts in thousands, except per share data)

The estimated future amortization expense of def
i
nite-lived purchased intangible assets as of September 30, 2020 is as follows:

Amount
Fiscal year:
2021	$78,345
2022	63,819
2023	46,672
2024	38,954
2025	34,534
Thereafter	34,010

Total	$296,334

Note 10 — Non-recurring charges
During fiscal year 2018 the
C
ompany incurred non-recurring charges of a loss incurred to settle a long-running legal dispute in total amount of $55,000 including legal costs and also incurred restructuring charges of $30,057 primarily related to employee severance expenses. During fiscal year 2019 the Company paid the settlement amount of $50,000 and $5,000 in legal and other fees.
During fiscal years 2020, 2019 and 2018 the Company paid most of the restructuring charges, and the remaining amount will be paid over the next several quarters.
Note 11 — Income Taxes
The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2020	2019	2018
Current	$55,243	$102,391	$42,047
Deferred	30,239	(13,950)	25,098

Income taxes	$85,482	$88,441	$67,145

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.
The Company maintained a tax receivable balance of $58,336 and $53,143 as of September 30, 2020 and 2019, respectively, which is included in Prepaid expenses and other current assets.

AMDOCS
LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

Deferred income taxes are comprised of the following components:

	As of September 30,
	2020	2019
Deferred tax assets:
Deferred revenue	$25,252	$30,659
Employee compensation and benefits	75,689	76,327
Intangible assets, computer software and intellectual property	18,705	11,805
Tax credits, net capital and operating loss carryforwards	142,718	153,062
Lease liabilities	71,204	—
Other	52,611	73,249

Total deferred tax assets	386,179	345,102
Valuation allowances	(69,455)	(85,533)

Total deferred tax assets, net	316,724	259,569

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(81,489)	(70,961)
Intangible assets, computer software and intellectual property	(114,772)	(104,926)
Lease assets	(69,215)	—
Other	(90,825)	(81,736)

Total deferred tax liabilities	(356,301)	(257,623)

Net deferred tax (liabilities) assets	$(39,577)	$1,946

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2020	2019	2018
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	14.7	15.6	15.9

Effective income tax rate	14.7%	15.6%	15.9%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income
.

(1)	Foreign taxes for the year ended Sep 30, 2020:
In fiscal year 2020, foreign taxes

included a total amount of releases of gross
unrecognized
tax benefits of $
47,582
relating to effectively settled arrangements with tax authorities, changes in facts and circumstances resulting in a change in measurement of certain positions and expiration of the periods set forth in statutes of limitations in certain jurisdictions. The majority of the release was offset by decrease in tax assets and increase in tax liabilities and as a result a net benefit of $
14,971
was included within income tax expense for fiscal year 2020.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

Foreign taxes in fiscal year 2020 also included a b
e
nefit of $15,438 resulting from the release of valuation allowances on deferred tax assets at certain of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income.
On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) to provide certain relief as a result of the
COVID-19
outbreak. Some of the key income
tax-related
provisions of the CARES Act include modification in the usage of net operating losses, interest deductions and payroll benefits. Furthermore,
o
ther governments have offered and may continue to offer support to companies who operate in those countries.
Foreign taxes in fiscal year 2020 also included a tax benefit of $4,964 resulting from tax enactments related to the
COVID-19
in certain jurisdictions.
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

(1)	Foreign taxes for the year ended Sep 30, 2018:
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
In addition, foreign taxes in fiscal year 2018 included a provisional expense of $2,321 relating to changes in tax law in the United States pursuant to SAB No. 118. The provisional expense is attributable to deemed repatriation of foreign income partially offset by a benefit resulting from the re-evaluation of the Company’s deferred tax assets and liabilities due to the expected lower blended effective U.S. federal tax rate when the assets and liabilities are expected to be utilized.
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

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

As of September 30, 2020 and 2019, the Company continues to indefinitely reinvest certain undistributed earnings of its foreign subsidiary and as a result has not recorded deferred tax liabilities in an amount of $28,795.
During fiscal year 2020, the net decrease in valuation allowances was $16,078. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2020, the Company had tax credits, net capital and operating loss carryforwards of $829,260 of which $245,843 have expiration dates through 2040, and the remainder do not expire.
During fiscal year 2019, the net decrease in valuation

allowances was $
27,194
. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards
related to certain of the Company’s subsidiaries. As of September 30, 2019, the Company had tax credits, net capital and operating loss carryforwards
of $
797,091
of which $
244,711
have expiration dates
through 2039
, and the remainder do not expire.
The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows
:

	Year Ended September 30,
	2020	2019	2018
Balance at beginning of fiscal year	$169,322	$187,646	$193,024
Additions based on tax positions related to the current year	23,154	19,530	20,329
Additions for tax positions of prior years	23,292	27,558	6,743
Reductions for tax positions of prior years	(15,214)	(2,578)	(10,548)
Settlements with tax authorities(1)	(29,400)	(37,672)	(3,880)
Lapse of statute of limitations	(2,968)	(25,162)	(18,022)

Balance at end of fiscal year	$168,186	$169,322	$187,646

(1)
The changes in the year ended September 30, 2020, in the balance of the Company’s gross unrecognized tax benefits that relate to settlements with tax authorities is $29,400, the majority of which was offset by income tax payments and increase in Tax Payables and Deferred Tax Liabilities.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $168,186 as of September 30, 2020, and $169,322 as of September 30, 2019, all of which would affect the effective tax rate if realized.
The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2020, the Company had accrued $15,812 in income taxes payable for interest and penalties relating to unrecognized tax benefits. Total amount of interest and penalty releases, net that was recognized in the statements of income in fiscal year 2020 was $15,396. As of September 30, 2019, the Company had accrued
$31,108 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which a benefit of $4,679 was recognized in the statements of income in fiscal year 2019, net of interest and penalty reversals.
The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2020, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

It is reasonably possible that the amount of unrecognized tax benefits may decrease by up to $15,446 during fiscal year 2021 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates
.
Note 12 — Repurchase of Shares
From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On November 8, 2017, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. On November 12, 2019, the Company’s Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. In May 2020, the Company completed the repurchase of the remaining authorized amount of ordinary shares under the November 2017 plan and initiated repurchases of the Company’s outstanding ordinary shares pursuant to the November 2019 plan. In the year ended September 30, 2020, the Company repurchased
5,668 ordinary shares at an average price of $63.66 per share (excluding broker and transaction fees). The November 2019 plan permits the Company to purchase its ordinary shares in the open market or through privately negotiated transactions at times and prices that it considers appropriate. As of September 30, 2020, the Company had remaining authority to repurchase up to $678,344 of its outstanding ordinary shares under the November 2019 plan.
Note 13 — Financing Arrangements
In December 2011, the Company entered into
the unsecured
$500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, the Revolving
Credit Facility
was amended and restated to, among other things, extend the maturity date of the facility to December 2019. In December
2017, the Revolving Credit Facility was amended and restated again to, among other things, extend the maturity date of the facility to December 2022. In March 2020, the Company drew an aggregate of $300,000 under the Revolving Credit Facility and repaid it in full in June 2020 in connection with the issuance of our

Senior Notes. As of September 30, 2020, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.
In addition, unassociated with the Revolving Credit Facility discussed above, in the second quarter of fiscal year 2020, the Company entered into a $50,000 short-term loan and repaid it in full in June 2020 in connection with the issuance

of our Senior Notes. In May 2020 the Company entered into an additional $
100,000
short-term
loan which remained outstanding as of September 30, 2020.
In June 2020, the Company issued an aggregate principal amount of $650,000 in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. The Company incurred issuance costs of $6,121 in relation with the
Senior
Notes
which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all existing and future senior indebtedness of the Company, including any indebtedness the Company may incur from time to time under the Revolving Credit Facility.
The total interest expenses recognized in connection of the Senior Notes for the year ended September
30, 2020 were $
4,562. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and was $
4,418 as of September 30, 2020. As of September 30, 2020, the noncurrent outstanding principal portion was $650,000.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

The total estimated fair value of the Senior Notes as of September 30, 2020 was $
674,512
. The fair value was determined based on the closing
trading price of Senior Notes as of September 30, 2020 and is deemed a Level 2 liability within the fair value measurement framework.
As of September 30, 2020, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $93,554. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.
Note 14 — Accrued Expenses and Other Current Liabilities
Accrued expenses and other
c
urrent liabilities consist of the following:

	As of September 30,
	2020	2019
Ongoing accrued expenses	$217,133	$259,661
Project-related provisions	121,658	140,701
Taxes payable	25,739	28,335
Dividends payable(1)	43,084	38,413
Derivative instruments(2)	4,902	5,053
Other	181,092	175,494

	$593,608	$647,657

(1)	The amounts payable as a result of the August 5, 2020 and the August 7, 2019 dividend declarations. See Note 20 to the consolidated financial statements.
(2)	Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments. See Note 7 to the consolidated financial statements.
Note 15 — Interest and other expense, net
Interest and other expen
s
e, net, consists of the following:

	Year Ended September 30,
	2020	2019	2018
Interest income	$(4,233)	$(6,225)	$(6,602)
Interest expense(1)	10,427	3,911	2,764
Foreign exchange loss	3,382	7,860	6,173
Other, net	1,860	(3,687)	4,431

	$11,436	$1,859	$6,766

(1)	For further details, see Note 13 to the consolidated financial statements.
Note 16 — Leases
As discussed in Note 2, the Company adopted ASU
No. 2016-02,
“Leases”,
the operating lease expense is recorded on a straight-line basis over the lease term.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

Lease costs were as follows
:

Year ended September 30, 2020
Total net lease cost(*)	$91,025

(*)	Variable lease cost is immaterial
Supplemental information related to operating lease transactions was as follows:

Year ended September 30, 2020
Lease liability payments	$88,272
Lease assets obtained in exchange for liabilities	$87,820

As of September 30, 2020
Weighted average remaining lease term — Operating leases	6.8 Years
Weighted average discount rate — Operating leases	3.5%
The following maturity analysis presents future undiscounted cash outflows for operating leases as of September 30, 2020

For the year ended September 30,
2021	$70,485
2022	63,315
2023	41,799
2024	33,343
2025	28,088
Thereafter	107,216
Total lease payments	$344,246
Less: imputed interest	(55,070)

Present value of lease liabilities	$289,176

Future minimum rental commitments under
non-cancelable
operating leases as of September 30, 2019, which were accounted for per prior lease accounting (ASC 840), were as follows:

For the year ended September 30,
2020	$69,043
2021	60,544
2022	51,863
2023	31,951
2024	24,350
Thereafter	93,845

$331,596

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

As of September 30, 2020, the Company had no material finance leases.
Rent
expense per prior lease accounting (ASC 840), net of sublease income was approximately
$65,692 and $63,603 for fiscal years 2019

and

2018,
respectivel
y
.
Note 17 — Contingencies and Commitments
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
Between 2014 and 2018, the Company defended a lawsuit against certain of its subsidiaries in the U.S. District Court in Oregon alleging breach of contract and trade secret misappropriation.
In
October 2018,
while continuing to deny the plaintiff’s allegations, the Company entered into a settlement agreement with the plaintiff, which included a $
50,000
settlement payment by the Company, in consideration for a mutual release of each party and its respective customers with no
admission of liability or fault. As a result of the settlement, the lawsuit was dismissed with prejudice on November
13,
2018
. During fiscal year
2019
the Company paid the settlement amount of $
50,000
and $
5,000
in legal and other fees which were accrued as of September

30,
2018
.
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

The Company believes it has solid arguments and is vigorously defending its rights. To date, however, the Ecuadorian Courts have responded to such defense efforts, including motions alleging constitutional defects, in an inconsistent manner. While
 we have achieved some successes, the majority of the procedures are still ongoing. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.
Guarantor’s Accounting and Disclosure Requirements for Guarantees
In
t
he ordinary course of its business, the Company provides certain customers with financial performance guarantees which, in certain cases, are backed by lines of credit. The Company is only liable for the amounts of those guarantees in the event of the Company’s nonperformance, which would permit the customer to exercise the guarantee.
The Company generally offers its products with a limited warranty. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been incurred after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2020, 2019 and 2018.
The Company generally indemnifies
i
ts customers against claims made by third parties arising from the use of the Company’s software and certain other matters. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

Note 18 — Employee Benefits
The C
o
mpany accrues severance pay mainly for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees

and the length of time that they have

worked for the Israeli operations. The severance pay liability amounted to $
270,985
and $
266,209
as of September 30, 2020 and 2019, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $
211,566
and $
206,752
as of September 30, 2020 and 2019, respectively, and are included in other noncurrent assets. The accrued severance expenses were $
33,354
, $
33,355
and $
28,472
for fiscal years 2020, 2019 and 2018, respectively.
The Company sponsors defined contribution plans covering certain of its employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’
contributions. The Company’s contributions in fiscal years 2020, 2019 and 2018 under such plans were not material compared to total operating expenses.
The Company maintains
non-contributory
defined benefit plans that provide for pension, other retirement and post-employment benefits for certain employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated
on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees, discount rate, inflation and expected health care costs. The fair value of the employee benefit plans’ assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experienced gains and losses. The Company recognized the funded status of such plans in the balance sheet. The pension and other benefits costs related to the non-contributory
defined benefit plans were immaterial in fiscal years 2020, 2019 and 2018.
Note 19 — Stock Option and Incentive Plan
In
 Janu
a
ry 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2017, the maximum number of ordinary shares authorized by the Company’s Board of Directors to be granted under the Equity Incentive Plan was increased from 62,300 to 67,550.

In January 2020, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 67,550 to 70,550.

Awards granted under the Equity Incentive Plan generally vest over a period of three to four years subject to service based conditions or a combination of service and performance based conditions and stock options
have a term of ten years. Also, in accordance with the Equity Incentive Plan, options are issued at or above the market price at the time of the grant.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

The following table summarizes information about options to purchase the Company
’
s ordinary shares, as well as changes during the fiscal year ended September 30, 2020:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2019	6,837	$56.65
Granted	1,133	69.53
Exercised	(1,871)	52.28
Forfeited	(383)	62.33

Outstanding as of September 30, 2020(1)	5,716	$60.26

Exercisable as of September 30, 2020(1)	2,401	$54.72

(1)	As of September 30, 2020, the weighted average remaining contractual life of outstanding and exercisable options was 7.16 and 5.68 years, respectively.
The following table summarizes information relating to awards of restricted shares, as well as changes during the fiscal year ended September 30, 2020:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2019	937	$61.70
Granted	659	70.03
Vested	(425)	61.72
Forfeited	(74)	63.61

Outstanding as of September 30, 2020	1,097	$66.57

The total intrinsic value of options exercised during fiscal years 2020, 2019 and 2018 was $31,220, $13,081 and $38,025, respectively.
The value of restricted shares vested during fiscal years 2020, 2019 and 2018 was $28,727, $28,430 and $35,801, respectively.
The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2020 was $14,064 and $12,938, respectively.
Employee equity-based compensation
pre-tax
expense for the years ended September 30, 2020, 2019 and 2018 was as follows:

	Year Ended September 30,
	2020	2019	2018
Cost of revenue	$20,005	$19,879	$18,253
Research and development	3,058	2,714	3,476
Selling, general and administrative	19,371	15,957	25,747

Total	$42,434	$38,550	$47,476

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

The fair value of options granted was estimated on the
d
ate of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2020	2019	2018
Risk-free interest rate(1)	1.41%	2.64%	2.30%
Expected life of stock options(2)	4.50	4.50	4.50
Expected volatility(3)	17.3%	17.8%	15.0%
Expected dividend yield(4)	1.75%	1.82%	1.51%
Fair value per option	$8.85	$9.13	$8.70

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on blended volatility.
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.
Note 20 — Dividends
The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2020, 2019 and 2018:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date

August 5, 2020	$0.3275	September 30, 2020	$43,084	October 23, 2020
May 7, 2020	$0.3275	June 30, 2020	$43,568	July 24, 2020
February 4, 2020	$0.3275	March 31, 2020	$43,723	April 24, 2020
November 12, 2019	$0.285	December 31, 2019	$38,357	January 24, 2020

August 7, 2019	$0.285	September 30, 2019	$38,413	October 25, 2019
May 14, 2019	$0.285	June 28, 2019	$38,730	July 19, 2019
February 5, 2019	$0.285	March 29, 2019	$39,084	April 19, 2019
November 8, 2018	$0.250	December 31, 2018	$34,755	January 18, 2019

July 31, 2018	$0.250	September 28, 2018	$35,046	October 19, 2018
May 10, 2018	$0.250	June 29, 2018	$35,363	July 20, 2018
January 30, 2018	$0.250	March 30, 2018	$35,637	April 20, 2018
November 8, 2017	$0.220	December 29, 2017	$31,556	January 19, 2018

The amounts payable as a result of the August 5, 2020, August 7, 2019 and July 31, 2018 declarations were included in accrued expenses and other current liabilities as of September 30, 2020, 2019 and 2018, respectively.
On November 10, 2020, the Company’s Board of Directors approved quarterly dividend payment of $0.3275 per share, and set December 31, 2020 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 22, 2021.
On November 10, 2020, the Company’s Board

of Directors also approved, subject to shareholder
approval at the January 2021
 annual general meeting of shareholders, an increase in the quarterly cash dividend to $
0.36
per share, anticipated to be paid in
April 2021
.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS
(dollar and share amounts in thousands, except per share data)

Note 21 — Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2020	2019	2018
Numerator:
Net income	$497,840	$479,446	$354,396
Net income and dividends attributable to participating restricted shares	(3,663)	(3,295)	(2,650)

Numerator for basic earnings per common share	$494,177	$476,151	$351,746

Undistributed income allocated to participating restricted shares	2,417	2,252	1,617
Undistributed income reallocated to participating restricted shares	(2,406)	(2,240)	(1,603)

Numerator for diluted earnings per common share	$494,188	$476,163	$351,760

Denominator:
Weighted average number of shares outstanding — basic	133,590	137,418	142,422
Weighted average number of participating restricted shares	(983)	(944)	(1,065)

Weighted average number of common shares — basic	132,607	136,474	141,357

Effect of dilutive stock options granted	642	691	1,282
Weighted average number of common shares — diluted	133,249	137,165	142,639

Basic earnings per common share	$3.73	$3.49	$2.49

Diluted earnings per common share	$3.71	$3.47	$2.47

For the fiscal years ended September 30, 2020, 2019 and 2018, 2,634, 3,547 and 1,357 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.
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

	Year Ended September 30,
	2020	2019	2018
Revenue
North America (mainly United States)	$2,720,911	$2,582,719	$2,550,234
Europe	613,751	598,731	572,196
Rest of the world	834,377	905,219	852,407

Total	$4,169,039	$4,086,669	$3,974,837

	As of September 30,
	2020	2019
Long-lived Assets(1)
Europe	$211,292	$206,086
North America	104,918	95,876
Rest of the world:
Israel (2)	237,561	168,493
India	38,706	36,546
Others	15,474	18,313

Total	$607,951	$525,314

(1)	Property and equipment, net.
(2)	For more details, see also note 2.
Revenue by nature of activities

	Year Ended September 30,
	2020	2019	2018
Managed services arrangements	$2,398,691	$2,246,279	$2,051,589
Others	1,770,348	1,840,390	1,923,248

Total	$4,169,039	$4,086,669	$3,974,837

Sales to Significant Customers
The following table summarizes the percentage of sales to significant customer groups which accounted for at least ten percent of its total revenue in each of fiscal years 2020, 2019 and 2018.

	Year Ended September 30,
	2020	2019	2018
Revenue
Customer 1	25.8%	23.4%	27.3%

Customer 2	12.1%	*	*

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

*	Represents an amount of less than 10%.

Note 23 — Selected Quarterly Results of Operations (Unaudited)
The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2020
Revenue	$1,052,948	$1,026,201	$1,047,933	$1,041,957
Operating income	146,938	147,531	156,712	143,577
Net income	134,463	120,407	127,038	115,932
Basic earnings per share	1.02	0.90	0.95	0.86
Diluted earnings per share	1.01	0.90	0.94	0.85
2019
Revenue	$1,030,253	$1,024,704	$1,019,657	$1,012,055
Operating income	144,154	142,320	150,175	133,097
Net income	122,027	131,448	124,279	101,692
Basic earnings per share	0.90	0.96	0.90	0.73
Diluted earnings per share	0.90	0.96	0.90	0.72
Note 24 — Subsequent event
On November 10, 2020, the Company signed an agreement for the divestiture of OpenMarket for approximately $300,000 cash with Infobip, a company in which One Equity Partners is the primary institutional investor, and expects to complete the divestiture within the next few months. With this transaction, Amdocs is divesting a non-strategic
asset in the mobile messaging domain and remaining laser-focused on its core strategic growth initiatives.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS
(dollar and share amounts in thousands, except per share data)

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Accounts Receivable Allowances		Valuation Allowances on Net Deferred Tax Assets
Balance as of September 30, 2017	$28,726		$94,573
Charged to costs and expenses	6,134		18,173
Charged to other accounts	1,226		6,121	(1)
Deductions	(14,875	)(2)	(6,140)

Balance as of September 30, 2018	21,211		112,727
Charged to costs and expenses	22,260		1,009
Charged to other accounts	2,406		6,008	(1)
Deductions	(9,756	)(4)	(34,211	)(3)

Balance as of September 30, 2019	36,121		85,533
Charged to costs and expenses	18,465		8,521
Charged to other accounts	(3,523)		1,005	(1)
Deductions	(27,644	)(6)	(25,604	)(5)

Balance as of September 30, 2020	$23,419		$69,455

(1)	Includes valuation allowances on deferred tax assets incurred in connection with an acquisition.
(2)	$6,659 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.
(3)
$7,588 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(4)	$3,539 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.
(5)
$2,283 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(6)
$4,969 of accounts receivable allowances were written off against the related accounts receivables,
$7,089
were written off against deferred revenue and the remaining deductions in the accounts receivable allowances were released to earnings
.

F-
46