Form 20-F
period 2021-09-30
AMDOCS LTD
filed 2021-12-09
CIK 1062579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2021
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
Telephone:
314-212-8328
Email: dox_info@amdocs.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value £0.01	DOX	Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
[None]

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding (1)
Ordinary Shares, par value £0.01	124,866,230
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation
S-T
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
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

(1)
Net of 157,078,647 shares held in treasury. Does not include 4,208,743 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our stock option plan or by companies we have acquired.

Unless the context otherwise requires, all references in this Annual Report on Form
20-F
to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2021 as “fiscal 2021.”
We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including Amdocs
™
, CES
™
and The New World of Customer Experience
™
, among others.

i

Forward-Looking Statements
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
An outbreak of a novel strain of the coronavirus,
COVID-19,
was recognized as a pandemic by the World Health Organization on March 11, 2020. This
COVID-19
outbreak has severely restricted the level of economic activity around the world. In response to this outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. In addition, temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily.
Starting in the second quarter of 2020, we reduced workforce density at our offices by requiring employees to work from home and also limited business travel. Leveraging our cloud-based technology, we used remote-connectivity and collaboration tools and technology to continue servicing our customers, allowing operations to be largely uninterrupted. Towards the end of fiscal year 2020, with the rollout of the
COVID-19
vaccines, we began bringing employees back to the office on a region-by-region
basis where appropriate given local conditions. Since then, resurgence of infection rates has resulted in us again switching to a remote working environment and hybrid work models in offices that had reopened. We will continue to consider all local governments’ guidelines in reopening our offices, with the health and safety of our employees, customers and partners being our top priority.
Given the uncertainty regarding the spread and severity of
COVID-19
and the adverse effects on the global economy, the related financial impact on our business cannot be accurately predicted at this time, but the pandemic and actions taken in response to the pandemic could materially adversely impact our business, results of operations and financial results. For example, negative economic conditions may cause customers generally to reduce their spending, delay or cancel projects, choose to focus on in-house development
efforts or seek to lower their costs by renegotiating or terminating existing agreements. We continue to monitor the rapidly evolving situation and guidance from the authorities and local public health officials and as a result may take additional actions.
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
in-house
IT and network departments of communications companies, depends on a number of factors, including:

•	the development by others of software products and services that are competitive with our products and services;

•	the price at which others offer competitive software and services;

•	the ability of competitors to deliver projects at a level of quality that rivals our own;

•	the responsiveness of our competitors to customer needs; and

•	the ability of our competitors to hire, retain and motivate key personnel.
A number of our competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their abilities to address the needs of our existing or prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings, or may themselves be acquired by larger companies with more resources and ability to leverage existing business relationships. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. Additionally, our competitors are increasingly able to offer services related to their software, platform and other solutions that require integration with their other existing services. These more integrated services may represent more attractive alternatives to clients than some of our software products and services. We cannot assure you that we will be able to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, our results of operations and financial condition may be adversely affected.
If we do not continually enhance our products and service offerings, introduce new products and features and adopt and monetize new technologies and methodologies in the marketplace, we may have difficulty retaining existing customers and attracting new customers.
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
We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing development of our products and services. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high-quality services to customers that have already implemented our products. If we are unable to meet customers’ expectations in providing products or performing services, our business and results of operations could be harmed.
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
If a cyberattack or other security incident (for example phishing, advanced persistent threats, or social engineering) were to result in unauthorized access to, or deletion of, and/or modification and/or exfiltration of our customers’ data, other external data or our own data or our IT systems or if the services we provide to our customers were disrupted, customers could lose confidence in the security and reliability of our products and services, including our cloud offerings, and perceive them not to be secure. This in turn could lead to fewer customers using our products and services and result in reduced revenue and earnings. The costs we would incur to address and fix these security incidents would increase our expenses. These risks will increase as we continue to grow our cloud solutions and network offerings and store and process increasingly large amounts of data, including personal information and our customers’ confidential information and data and other external data, and host or manage parts of our customers’ businesses in cloud-based IT environments. In addition, we have acquired certain companies, products, services and technologies over the years and have partnered with other companies for certain of our other offerings. While we make significant efforts to address any IT security issues with respect to our acquired companies and partners, we may still inherit such risks when we integrate these companies, products, services and technologies or work with our partners.
Any of the events described above could cause our customers to make claims against us for damages allegedly resulting from a security breach or service disruption, which could adversely affect our business, results of operation and financial condition.
We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve rapidly and may be inconsistent from jurisdiction to jurisdiction; we will need to extend time and resources to ensure compliance with these evolving regulations, and failure to understand and comply with these regulations can have an impact on our results of operations and financial condition. For example, the General Data Protection Regulation (GDPR) went into effect in the European Union (EU) on May 25, 2018. The GDPR regulates the processing of personal data originated in the EU and its transfer out of the EU and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU
customers which offer services in the EU. The GDPR also affects our role as product developers, as we are required to adopt “privacy by design” principles in order to address our customers’ need to apply privacy adequate solutions when handling their subscribers’ data. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Additionally, new local privacy laws have been enacted recently as part of an overall trend, including in Brazil. In the United States, there have been proposals for federal privacy legislation and state-level privacy laws have also recently been enacted, including the California Consumer Privacy Act. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers. In addition, Guernsey has introduced legislation similar in form to the GDPR, the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended), which will apply globally in a similar fashion as the GDPR to our activities conducted from and within Guernsey.
We rely on third-party vendor relationships to deliver our business which exposes us to supply disruptions, cost increases, and cyberattacks.
We are reliant on third-party vendors in the provision of
our services, including our expanding cloud services. Failure by any of our third-party vendors could interrupt our operations and the delivery of our solutions, and/or significantly increase costs as we transition to a new vendor. Similarly, if any of these third-party vendors would decide to significantly increase costs, it could have an adverse financial impact on our business, as it may require us to shift to a competing solution or redesign our solutions which might take considerable time, effort and money. Further, if a third party were to experience a material breach of its information technology systems which results in the unauthorized access, theft, use, destruction, or unauthorized disclosures of customers’ or employees’ data or confidential information of the Company stored in such systems, including through cyberattacks or other external or internal methods, it could result in a material loss of revenues from the potential adverse impact on our reputation, our ability to retain or attract new customers, potential disruption or loss of services from the vendor and disruption to our business. Such a breach could also result in contractual claims, and could lead to our being named as a party in consumer litigation brought by or on behalf of impacted individuals. For more information on risks related to cybersecurity and data privacy, please see “Risk Factors —
If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data or our IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable and it may materially affect our business and result in potential legal liability.”
In addition, IT hardware suppliers face shortages that are otherwise caused or exacerbated by the
COVID-19
pandemic and/or global technology changes. As such, we may need to incur higher expenses when purchasing certain IT hardware and could face shortages of equipment and components that we and our employees rely upon in the conduct of our business and our operations and sales could be adversely impacted by such supply interruptions. Although we have not experienced material adverse impacts to date, additional or prolonged supplier shortages that have occurred or were exacerbated because of
COVID-19
and/or global technology changes could adversely impact our operations and the solutions that we offer.
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
Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 25% and 26% of our revenue in fiscal years 2021 and 2020, respectively. In fiscal years 2021 and 2020, our next largest customer,
T-Mobile
US, accounted for 19% and 12% of our revenue, respectively.
2
We cannot assure you that our revenues from AT&T or any of our significant customers will remain the same or grow in future years. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 69% of our revenue in fiscal year 2021 and 65% in fiscal year 2020. The loss of any significant customer, including as a result of industry consolidation involving our customers, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances (such as financial condition and market position) or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.
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
It is a part of our business strategy to pursue acquisitions and other initiatives, including new strategic partnerships and alliances, in order to offer new products or services or otherwise enhance our market position or strategic strengths. Consistent with this strategy, in recent years we have completed numerous acquisitions and partnerships and we are actively evaluating potential new opportunities, some of which could be significant, stand alone or in the aggregate. In the future, we intend to continue expanding our portfolio of products, services and technologies that we believe will advance our business strategy through acquisitions and strategic partnerships. However, we may not be able to identify suitable future candidates, consummate them on favorable terms or complete otherwise favorable acquisitions or partnerships because of antitrust, regulatory or other concerns. For instance, some countries, including the United States and countries in Europe and the Asia-Pacific region, are considering or have adopted restrictions on transactions involving foreign investments, whether in response to the
COVID-19
pandemic or otherwise. In addition, the ongoing
COVID-19
pandemic and the related potential for a prolonged downturn in the economy may impact our ability to grow acquired entities, which could result in reduction of their valuations. We cannot assure you that the acquisitions we have completed, strategic partnerships or alliances that we established, or any future acquisitions, partnerships or alliances that we may make, will enhance our products and services or strengthen our competitive position. Due to the multiple risks and difficulties associated with such activities, there can be no assurance that we will be successful in achieving our expected strategic, operating, and financial goals for any such acquisition partnerships or alliances.
We may not be successful in the integration of our acquisitions.
We cannot assure you that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that

(2)	Starting April 1, 2020, T-Mobile US includes Sprint, which was also previously in our ten largest customers, upon the completion of the merger between Sprint and T-Mobile US.

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
The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we have and could continue to face increased costs to attract and retain our skilled workforce.
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
We may face difficulties identifying and hiring qualified personnel and in particular, we may face difficulties in our ability to attract and retain employees with technical and project management skills, including those from developing countries. Although we are heavily investing in training our new employees, we may not be able to train them rapidly enough to meet the increasing demands on our business, particularly in light of high attrition rates in some regions where we have operations. Additionally, there is increasing competition for talent in the technology sector that is driven by the accelerated push toward digital initiatives and such increasing competition is currently expected to grow. Thus, our inability to hire, train and retain the appropriate personnel could further increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new customer contracts. In particular, wage costs in lower-cost markets where we have historically added personnel, such as India, are increasing and we may need to continue increasing the levels of our employee compensation more rapidly than in the past to remain competitive.
As a result of our entry into new domains, we now compete for high-quality employees in those domains’ limited and competitive talent market. In addition, cost containment measures effected in recent years, such as the relocation of projects to lower-costs countries, may lead to greater employee attrition and further increase the cost of retaining our most skilled employees. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including in connection with unionization efforts, could disrupt our business and operations and harm our financial condition.
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
At times, we have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue to occur. Fluctuations may result from many factors, including:

•	the size, timing and pace of progress of significant customer projects license and service fees, and sales of partners software and hardware;

•	delays in or cancellations of significant projects and activities by customers;

•	changes in operating expenses;

•	increased competition;

•	changes in our strategy;

•	personnel changes;

•	foreign currency exchange rate fluctuations;

•	penetration of new markets, regions, customers and domains; and

•	general economic and political conditions, including the continuous effect of the COVID-19 pandemic.
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
Our cash, cash equivalents and short-term interest-bearing investments totaled $966 million, as of September 30, 2021. Our short-term investments consist primarily of bank deposits, money market funds, corporate bonds and U.S. government treasuries securities. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.
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

•	lack of acceptance of non-localized products or services and other related services;

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions, including those applicable to employees and the terms of employment;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles;

•	difficulties in collecting accounts receivable, converting local currencies or withholding taxes;

•	capital restrictions that limit the repatriation of earnings;

•	trade barriers;

•	challenges in complying with complex foreign and U.S. laws and regulations, including communication, trade sanctions, export controls, and privacy regulations;

•	political instability and threats of terrorism;

•	currency exchange rate fluctuations;

•	hyper inflation;

•	foreign ownership restrictions;

•	regulations on the transfer of funds to and from foreign countries;

•	the lack of well-established or reliable legal systems in some countries; and

•	variations in effective income tax rates and tax policies among countries where we conduct business.
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
Of the development centers we maintain worldwide, two of our largest development centers are located in Israel and India. In Israel, the centers are located in several different sites, and up to 20% of our workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We maintain contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to several of our other sites both within and outside of Israel. Implementation of these plans could disrupt our operations and cause us to incur significant additional expenditures, which could adversely affect our business and results of operations.
Conflicts in North Africa and the Middle East, including in Egypt and Syria, which border Israel, have resulted in continued political uncertainty and violence in the region. Relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. In addition, efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. Further deterioration of relations with the Palestinian Authority or other countries in the Middle East might require increased military reserve service by some of our workforce, which may have a material adverse effect on our business.
In recent years, we have expanded our operations internationally, particularly in India, Southeast Asia and Latin America. Conducting business in these and other countries involves unique challenges, including political instability, threats of terrorism, the transparency, consistency and effectiveness of business regulation, business corruption, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations. Terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region, including the
COVID-19
pandemic and government responses thereto.
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
Software developers, including us, have been and are becoming increasingly subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. In addition, patent infringement claims are increasingly being asserted by patent holding companies, which do not use the technology subject to their patents, and whose sole business is to enforce patents against companies, such as us, for monetary gain. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. We also support service providers and media companies with respect to digital content services, which could subject us to claims related to such services. Our digital content services and offerings may also subject us to possible claims of infringement of the ownership rights to media content, for example, as well as to direct legal claims from retail consumers arising from the delivery of such services.
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
We use open source software in providing our solutions, and we may use additional open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Under such licenses, if we engage in certain defined manners of use, we may be subject to certain conditions, including requirements that we offer our solutions that incorporate the open source software for no cost; that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software; and/or that we license such modifications or derivative works under the terms of the particular open source license. In addition, if a third-party software provider has incorporated open source software into software that we license from such provider in a manner that triggers one or more of the above requirements, we could be required to disclose any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. In addition, generally open source software licenses do not contain any warranties and may not have available support from the authors or third parties from whom we license it. If such open source software contains prior defects, security vulnerabilities or infringes any third party right or we are unable to obtain or provide necessary support, we could be exposed to legal claims and significant legal expenses without the ability to seek contribution from the authors or third parties from whom we license open source software. If open source software that we utilize is no longer maintained, developed or enhanced by the relevant authors or third parties, our ability to develop new solutions, enhance our existing solutions or otherwise meet customer requirements for innovation, quality and price may be impaired.
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
Our ability to serve our customers depends on our ability to protect our systems and infrastructure against damage from fire, power loss, water damage, telecommunications and technology failure, cyberattacks, earthquake, severe weather conditions, terrorist attacks, vandalism and other similar unexpected adverse events. We also depend on various cloud providers and co-location
data center providers which provide us environments, tools and applications on which we provide our products. Although we maintain insurance that we believe is appropriate for our business and industry, such coverage may not be sufficient to compensate for any significant losses that may occur as a result of any of these events. In addition, we have experienced systems outages and service interruptions in the past, none of which has had a material adverse effect on us. However, a prolonged system-wide outage or frequent outages for our infrastructure or our cloud providers’ infrastructure could cause harm to our customers and to our reputation and reduce the attractiveness of our services significantly, which could result in decreased demand for our products and services and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.
Changes in the tax legislation policies and regulations imposed by the jurisdictions in which we operate, the termination or reduction of certain government programs and tax benefits, or challenges by tax authorities of our tax positions could adversely affect our overall effective tax rate.
There can be no assurance that our effective tax rate of 15.5% for the year ended September 30, 2021 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Any changes in tax laws could have an adverse impact on our financial results.
For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope
multinational enterprises that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope
multinational enterprises. Guernsey is one of the 136 jurisdictions which has agreed in principle to enforce the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate might increase their audit activity and might seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. In addition, following the screening by the EU Code of Conduct Group on Business Taxation (“COCG”) of third-country jurisdictions to assess their compliance for tax purposes, Guernsey was found to be a co-operative
jurisdiction. However, the COCG has requested that Guernsey, along with a number of other jurisdictions, take further steps to ensure that its tax system does not facilitate offshore structures which attract profits without real economic activity. Legislation introducing economic substance requirements for companies in the Crown Dependencies was approved by the respective parliaments in December 2018 and amended and updated with effect from June 30, 2021. The legislation applied initially to all companies resident for tax purposes in the Crown Dependencies and was effective for accounting periods commencing on or after January 1, 2019. The most recent amendments extended the legislation to include partnerships but did not make material changes to the substance requirements applicable to Guernsey tax resident companies. The regulations require companies and partnerships to demonstrate that they have sufficient substance in Guernsey via a series of requirements, or tests. Amdocs is monitoring the developments closely to ensure that the Company is compliant with the various requirements.
Further, there are proposals in the United States to introduce further amendments to the federal tax regime applicable to corporations. As of the date of filing, it remains unclear what legislation, if any, would be enacted. If the draft legislation currently being discussed is enacted, it could create the potential for added volatility in our provision for income taxes and might have an adverse impact on our future income tax provision and tax rate.
Risks Related to Our Indebtedness
There are risks associated with our outstanding and future indebtedness.
As of September 30, 2021, we had an aggregate of $650 million of outstanding indebtedness and we may incur additional indebtedness in the future. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.
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
The market price of our ordinary shares has from time to time fluctuated widely and may continue to do so. Many factors could cause the market price of our ordinary shares to rise and fall, including:

•	market conditions in the industry and the economy as a whole, including the continuous effect of the COVID-19 pandemic;

•	variations in our quarterly operating results;

•	changes in our backlog levels;

•	announcements of technological innovations by us or our competitors;

•	announcements by any of our key customers;

•	introductions of new products and services or new pricing policies by us or our competitors;

•	trends in the communications, media or software industries, including industry consolidation;

•	acquisitions or strategic alliances by us or others in our industry;

•	changes in estimates of our performance or recommendations by financial analysts, institutions and other market professionals;

•	changes in our shareholder base; and

•	political developments in the Middle East or other areas of the world.
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
The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is
+1-314-212-7000.

Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in Canada, Cyprus, India, Ireland, Israel, Switzerland, the United Kingdom and the United States. Please see Exhibit 8 to this Annual Report on Form
20-F
for a listing of our significant subsidiaries.
As part of our strategy, we have pursued and may continue to pursue acquisitions, partnerships and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and other digital offerings, 5G charging and policy, network and cloud technologies, software design and development and the media and entertainment domain. In February 2018, we acquired Vubiquity, a leading provider of premium digital content services and technology solutions, in order to further expand our capabilities in the world of media and entertainment which is increasingly converging with our traditional domain of communications. Also in February 2018, we acquired UXP Systems, a leader in user lifecycle management, to enhance our capabilities around digital identity, user entitlements, personalization, and privacy, including consent management. In August 2019, we acquired TTS Wireless, a provider of mobile network engineering services, specializing in network optimization and planning, to further expand our 5G capabilities and help operators accelerate and simplify deployment of 5G networks with comprehensive network rollout solutions. In August 2020, we acquired Openet, a provider of 5G charging, policy and cloud technologies, to extend our portfolio with open and network-centric technologies to help service providers differentiate in the 5G era. In December 2020, we completed the divestiture of OpenMarket, an Amdocs subsidiary, for approximately $300 million in cash, as part of our strategy to divest a non-strategic
asset in the mobile messaging domain and remain focused on our core strategic growth initiatives. During fiscal year 2021, we acquired three technology companies. The largest of the three, acquired in March 2021, is Sourced Group (“Sourced”), a leading global technology consultancy specializing in large-scale cloud transformations, to accelerate our strategy of taking the communications and media industry to the cloud and complement our portfolio of cloud-native products and services and further expand and diversify our customer base. As the result of our organic growth and acquisitions, our workforce has increased over the last three years from an approximate average workforce of 24,516 in fiscal 2019 to 27,176 in fiscal 2021. In the past, our workforce has fluctuated with changes in business conditions.
Our principal capital expenditures for fiscal 2021, 2020 and 2019 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $89 million, $126 million and $110 million, respectively, and for the development of our new campus in Israel, for which we spent approximately $101 million, $63 million and $7 million (which is net of proceed of $9.7 million relating to refund of betterment levy), respectively.
Business Overview
Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Our customers include some of the largest telecommunications companies in the world (including America Movil, AT&T, Bell Canada, Singtel, Telefonica, Telstra,
T-Mobile,
Verizon and Vodafone), as well as cable and satellite providers (including Altice USA, Charter, Comcast, DISH, J:COM, Rogers Communications and Sky), small to midsized communications businesses and mobile virtual network enablers/mobile virtual network operators and directory publishers and providers of media and other services, such as financial services. Amdocs also holds relationships with hundreds of content owners and distributors around the globe, including MGM and WarnerMedia.
Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers. Our offerings are based on a product and services mix, using technologies and methodologies such as cloud and cloud native, microservices, DevSecOps, low-/no-code,
edge computing, open source, bimodal operations, Site Reliability Engineering (SRE) and increasing amounts of automation through standard information technology (IT) tools, open APIs and machine learning and artificial intelligence (AI). As a result, our offerings enable service providers to efficiently and cost-effectively engage their customers, introduce new products and services, automate service and network operations, monetize connectivity and content, support new business models and generally enhance their understanding of their customers. Our technology, design-led
thinking approach and expertise help service providers accelerate their journey to the cloud, enhance their entertainment offerings, deploy and manage existing and next-generation networks, and serve their customers across all channels. In order to fulfill our responsibilities to our customers, we sometimes engage third-party vendors and system integrators providing complementary products and services, including hardware and software.
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
We believe the demand for our solutions is driven by our clients’ continued migration to the cloud, deployment of 5G networks and transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital
channels. It is also driven by the trend towards integrated service offerings which we believe is leading to increased merger and acquisition activity among our customers who then require systems consolidation, which we provide, to ensure a consistent customer experience at all touchpoints. Our solutions enable service providers to help their consumer and enterprise (B2B) customers navigate the increasing number of devices, services, partner services and plans available in today’s digital world and the need of service providers to cope with the rapidly growing demand for content and data that these devices and services create, as well as to compete with over-the-top
(OTT)-focused players. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.
We invest time and resources to identify and address cybersecurity risks, including risks that our customers face with regard to our systems, products or services. We have established policies and procedures, based on industry best practices, to protect the integrity and security of our products and services. We work with our customers and use overlapping controls to defend against cybersecurity attacks and threats on networks, end-user
devices, servers, applications, data and our cloud solutions. In light of
COVID-19
and the transition across the globe to working from home, we enabled secure solutions for collaboration and remote connectivity. In addition, we utilize a combination of educational tools to foster a culture of security awareness and responsibility among our workforce.
In addition to the business value we provide to our customers, we also aim to create value for society and make our increasingly connected world more empowering by unlocking our customers’ innovative potential and empowering them to transform their boldest ideas into reality, and make customer experiences which are truly amazing. We were selected for the 2021 S&P Dow Jones Sustainability Index (DJSI) North America, with DJSI recognizing Amdocs as a sustainability leader in our industry. We also received a gold rating standard from EcoVadis for environmental, social, and ethical performance. We are committed to diversity, believing a gender diverse, multi-cultural and multi-generational workforce provides strength and a competitive advantage. We seek to create a welcoming work environment for all employees, regardless of age, disability, ethnicity, gender, religion or sexual orientation. Inside the company we run internal programs to increase representation and empower female employees. We have placed particular effort in recruiting more women for core technology and customer-facing roles, and 40% of our software testing engineers are women. To help the communities in which we live and work during the
COVID-19
pandemic, we donated medical equipment and life-saving machines, computers for remote learning, internet access for schools and food for the needy. Furthermore, we established a call center operated by Amdocs volunteers to assist senior citizens and others make video calls to stay in touch with their families. We also place high value on protecting the environment and minimizing any negative environmental impacts of our operations and seek to create sustainable products and services and have been rated as a leading company by the Carbon Disclosure Project for both GHG emissions management and supplier-chain engagement for sustainability. As we take the industry to the cloud, we help service providers shift away from costly, space and energy-consuming hardware components, by delivering software-driven capabilities.
Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States and have operations in North America, Europe, Israel, Latin America, Africa and the Asia-Pacific region.
Industry Background
We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with focus on customer experience, migration to the cloud, next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities, investing in 5G and fiber rollouts, to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media; entertainment; enterprise enablement; Internet of Things (IoT); and digital lifestyle services, all of which is driving growth in the demand for multi-modal customer engagement capabilities and data.
OTT-focused
players and device manufacturers continue to penetrate the communications market and are also competing for customer attention in the entertainment market, while traditional content creators are increasingly streaming their content direct-to-consumer
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
To capture new revenue streams, service providers are expanding within existing and non-traditional
business models and deploying new network technologies such as 5G. We believe 5G will enable service providers to grow their enterprise revenues through the introduction of new business models such as B2B2x, the roll out of private enterprise networks (PEN) and by exposing network-as-a-service
(NaaS) functionality. As a result, we expect service providers will continue to place an emphasis on modernization and transformation projects for their networks and operational and business systems as they seek to introduce these new offerings, migrate to the cloud and offer innovative new services for both enterprise customers and individual consumers and monetize these new capabilities.
We believe these factors create significant opportunities for vendors of information technology software products and providers of managed services and end-to-end
systems integration, such as Amdocs.

Business Strategy
Our goal is to provide software and services solutions and support to communications and media companies of all sizes as they strive to deliver digital engagements, accelerate their migration to the cloud and remain competitive. We seek to accomplish our goal by pursuing the strategies described below.

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

•
Continued Expansion into New Geographies and Emerging Markets.
We seek to grow our customer base by expanding into new markets inside the regions we currently serve and serving the needs of service providers operating in emerging markets. While we have a strong presence overall in developed markets such as Europe, there are countries in which we believe we can further expand our presence. In fiscal 2021, for example, we succeeded in growing our activities in the Italian market and also expanded in Russia. In emerging markets, prepaid subscriber growth remains high and average revenue per user remains relatively low in comparison to more developed markets. In order to increase subscriber revenue, service providers are focusing on customer experience and on increasing capacity, particularly for data and content offerings, as key competitive differentiators. Our existing and prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus to customer experience and on increasing bandwidth and providing content helps to create the wide spectrum of emerging market service providers that require offerings ranging from relatively low-cost
systems with
pre-packaged
services that can be implemented rapidly, to more robust services, to complete customer experience solutions.

•
Provide Customers with an Open, Dynamic and Cloud-Native Portfolio to Meet Key Industry Trends
. With our offerings, we seek to accelerate our customers’ journey to the cloud and help them differentiate in the 5G era so they can deliver an always-on
customer experience that is intuitive, simple, personal and valuable at every point of service. We provide solutions across digital business systems and legacy business and operational support systems (BSS/OSS) and network domains and multiple lines of business, including wireline, wireless, broadband, cable, satellite services, IoT and digital services. The business integration of our systems, supporting commerce, monetization and network automation, is achieved through a central, cloud-native catalog, built on an open,
API-first
and microservices-based approach to enable third-party integration. We believe that our ability to provide a broad, open, dynamic, modular,
AI-embedded
and cloud-native portfolio, with certified
end-to-end
business processes deployed using best practice DevOps, helps position us as a strategic partner for our customers as they seek to migrate to the cloud and continue to transform into digital service providers. This provides us with multiple avenues for strengthening and expanding our ongoing customer relationships. Our strategic collaborations with Amazon Web Services, Microsoft Azure and Google

Cloud will further enable service providers to offer new and differentiated cloud services to drive growth, customer loyalty and value-add
with fast and agile interactions, and a wide ecosystem of
third-party
partners.

•
Expand Our Managed Services Capabilities
. We seek to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by in-house
IT departments or by other vendors. Our mandate can extend across the service provider’s entire IT and network environment and encompass key business process operational needs, organizational readiness preparation and employee upskilling. Many of these projects involve what we call managed transformations: a multi-year project in which we modernize legacy systems while operating them, and then continue to provide managed services once the transformation is complete. Our customers receive predictable service levels based on agreed-upon key performance indicators, access to global repository of automation processes, as well as improved efficiencies and long-term savings over the day-to-day
costs of operating and maintaining these systems. Managed transformations also provide an improved end-user
experience, so service providers can focus on their own internal strengths and strategy to grow their business, leaving system concerns to us. We are continuing to expand our cloud operations, covering the full cloud management lifecycle, including cloud cost optimization (FinOps), multi-cloud management, and cloud security. Managed services also benefit us, as they can be a source of predictable revenue and long-term relationships.

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

The Amdocs Offerings
Our understanding of our customers’ business needs provides the framework for our portfolio of capability-based
products and services. Our offerings are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. They enable modular expansion as a service provider evolves, ensuring low-cost
and reduced-risk implementations, while their microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevOps. With our portfolio’s open and modular structure, organized by capability such as monetization, commerce and care, consulting, delivery, operations and others, and matched to industry standards, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market and value. In the third quarter of fiscal 2021, we released Amdocs CES21, a 5G and cloud-native, microservices-based version of our market-leading customer experience suite.
The CES21 suite enables service providers to build, deliver and monetize advanced services, leveraging their investments in technologies such as 5G standalone network, multi-access edge computing (MEC), software-defined networks (SDN), artificial intelligence (AI) and machine learning (ML), and the cloud. This suite includes new developments such as a low-/no-code
experience technology platform for our care and commerce solutions. This technology is a visual software development approach that requires little to no coding skill on the part of the user, allowing the rapid development of applications with minimal dependency on IT and code developers. The suite also includes embedded carrier-grade
AI/ML-based
use cases for optimized customer

experience,
zero-touch
operations and hybrid network management. It aligns with the TM Forum’s open API framework, offering a continuous integration/continuous delivery (CI/CD) environment built using Amdocs’ cloud-agnostic Microservices Platform to ensure agility and IT velocity.
Other suites inside CES21 include our Commerce and Care suite for order capture and handling and customer engagement; the Monetization suite for charging, billing, policy and revenue management among other functions, and our Intelligent Networking suite with a set of modular, flexible and open service lifecycle management capabilities designed for network automation journeys such as OSS modernization, digital-to-network
automation,
end-to-end
service and network orchestration, 5G slice & edge automation, or
Network-as-a-Service.
Our product catalog uniquely serves all our suites and products across the commerce, monetization and network domains. We have furthermore launched solutions for the
5G-specific
needs of service providers as they begin to introduce, deliver and monetize new 5G services, encompassing charging and policy functions from Openet and managed by a centralized catalog.
We also offer Amdocs MarketONE, a cloud-native, SaaS, scalable business ecosystem designed to enable a frictionless OTT and digital consumer services experience and monetization and Amdocs Digital Brands Suite, a fully pre-integrated
digital business suite, designed for digital telecom brands and small-scale service providers covering care, commerce, ordering and monetization needs.
Overall, our technology capabilities include individual products for commerce and care, catalog management, monetization, subscription management, IoT, AI, service and network automation and network development and optimization. The Amdocs eSIM Cloud enables service providers to launch IoT solutions and monetize experiences on devices from Apple, Samsung, Microsoft, Google and other device manufacturers, while our advanced cybersecurity service helps protect and manage enterprises. Our
AI-powered,
cloud-native, home operating system enables service providers to expand the home broadband experience, offering end users automated care, smart insights, security and control over the growing number of connected home devices. Our data intelligence solutions and applications span every aspect of the service provider’s business, with detailed use cases embedded within our products and best practices to help service providers become truly data-driven organizations. We also provide media offerings for media publishers, TV networks, video streaming providers, and service providers.
Our broad portfolio of services capabilities ranges from consulting to delivery, quality engineering (testing), operations, systems integration, mobile network services, experience design and content services, and the extent of services provided varies from customer to customer. Our services engagements can range in size and scope and include advising customers on business and technical strategy, designing and implementing particular business solutions, managing specific business operations processes, adopting DevOps, migrating applications to the cloud and orchestrating large-scale transformation projects. We also provide end-to-end
application development and maintenance, from ideation to deployment, managing all steps of the development lifecycle, supporting bi-modal
development methodologies, as well as ongoing maintenance.
In addition, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support, or to act as a lead systems integrator for post-production activities that may include interfaces with third-party and legacy systems. We also provide network development and optimization services, supporting the industry’s move to 5G. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support delivered and provide us with recurring revenue.
Using AI and predictive analytics, as well as robotic process automation and machine learning, our managed services are designed to enable service providers’ IT departments to keep pace with the speed of business requirements as they journey towards zero-touch
operations, provide faster time to market for new services as well as the cost-effective management of existing offerings. Our telco and media-specific adoption of SRE methodology helps provide more agile and reliable operations and also includes dedicated tools that automate tasks that would traditionally require various software development skills. Our Amdocs Cloud Management Platform contains a set of advanced tools and integrations to external tools to support and enable our services across many aspects of the IT lifecycle in service provider environments, including solution development, quality engineering, cloud migration and operations, FinOps, automation and AI engines, self-service channels, governance and more. Managed services provide multi-year, flexible and tailored managed services across all verticals, managing IT, business processes and applications services, including application development and maintenance, operations, IT and infrastructure hosting, cloud operations and in-house
developed practices, and legacy modernization.
Our quality engineering services are designed to help modernize our customers’ approach to testing. They combine upskilling our customers’ organization, employing our
AI-driven
test automation platform specifically designed for the communications industry, and integrating a DevOps approach to ensure faster time to market combined with higher product quality. We support the complete quality engineering spectrum of services, from project-based engagements to fully outsourced testing centers of excellence.
Our professional services are designed to assist customers in the selection, implementation, operation, management, modernization and maintenance of their IT, network and content systems. As a lead systems integrator, we assume end-to-end
responsibility to monitor, manage and deploy the overall development and integration activities of Amdocs and third-party vendors throughout the transformation lifecycle and business-as-usual
state. We also offer integration design and implementation services to help bridge between modern digital channels and a customer’s existing legacy back-end
and third-party systems. Our unique integration platform as a service solution is built specifically for the challenges of the communications and media industry, enabling modernization with minimal impact on the systems of record and other legacy systems.
Our business and
top-level
technology strategy consulting services cover both Amdocs and non-Amdocs
systems. Our consultants understand the service provider’s environment and bring with them the experience we accumulated when modernizing our own Amdocs product lines and re-skilling
our people to master hybrids of the legacy and the new. Using expertise from recent acquisitions, we also provide experts in specific niches, such as user experience (UX) experts from projekt202, digital software engineering and cloud development experts from Kenzan and cloud platform and cloud transformation experts from Sourced Group.
Our content services are designed to enable service providers to build rich, premium content offerings for their customers, accessing large libraries of premium licensed content, securely processed and distributed across any channel, device type or geography. Through content aggregation, localization and compliance management, metadata creation, encoding, distribution, asset management and delivery, our services help service providers and premium content owners monetize content through a variety of commercial models.
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

•
Open-Source Software
. Enabling rapid time to market and lower-cost functionality introduction, our software leverages open-source components to encourage standardization and improved quality where possible. We are a founding partner of the 5G Open Innovation Lab, a global ecosystem for developers, enterprises, wireless carriers and technology leaders to fuel the development and monetization of new
5G-powered
technology use cases and markets. We are also a contributor to the
O-RAN
Alliance – whose mission is to reshape the RAN industry towards more intelligent, open, virtualized and fully interoperable mobile networks – and to the development of The Linux Foundation’s ONAP, an advanced open source solution for the telecommunications industry. Furthermore, Amdocs plays an integral part in Telecom Infra Project (TIP) initiatives, focused on bringing viable open, standards-based market solutions to service providers for a variety of environments, from urban to rural, and creating a better-connected society.

•	Service-Oriented Architecture. SOA enables improved flow of information, rapid function development, easier scaling and simplified introduction of new services.

•
Embedded
Automation
.
End-to-end
automation capabilities spanning multiple domains and extending across users, business and operating systems and networks, to optimize the efficient utilization of resources while enabling adaptive, real-time responsiveness to specific business and customer requirements in a timely and cost-efficient manner.

•
Low-/No
code.
A visual software development approach that requires little to no coding skill on the part of the user, allowing the rapid development of applications with minimal dependency on IT and code developers.

•
Artificial Intelligence/Machine Learning
. Delivering automation and providing service providers with more intelligence about their customers and the performance of their infrastructures, optimizing the customer experience and enabling zero-touch
operations.

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
Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and system integrators that provide complementary products and services. We also have value-added reseller agreements with leading hardware and software vendors. Our sales and marketing activities also support projects with our partner ecosystem of over 100 partner companies in domains such as digital and consumer experience, media and entertainment, IoT, data intelligence, security and privacy, cloud and open source. Partner companies include Amazon Web Services, Microsoft, Intel, Google, Redhat, Dell EMC and VMware, Hewlett Packard Enterprise and IBM, as well as start-up
companies.
Customers
Our target market is comprised of service providers in the communications and media industry that require customer experience solutions with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the industry and that our product offerings continue to address the market’s most sophisticated needs. Additionally, with projekt202 and Sourced Group, we deliver experience-driven and cloud transformations for customers in other industry verticals. We have a global orientation and customers in over 85 countries.
Our customers include service providers, such as:

A1 Bulgaria	Comcast
A1 Telekom Austria Group	Deutsche Telekom
Airtel	Dish Network
Airtel Africa	EE
Altice France	Elisa
Altice USA	EPIX
América Móvil	Eros Now
Astro	FarEasTone
AT&T	Fastweb
AT&T Mexico	Foxtel
Bell Canada	Globe Telecom
Bharat Sanchar Nigam Limited	J:COM
Botswana Telecommunications Corporation	KCOM
BT	KT
Cable & Wireless	LG Uplus
Capita Business Services	Liberty Global
Cellcom	Kyivstar
Charter Communications	Lumen
Claro Brasil	M1
Claro Chile	Magyar Telekom
Claro Dominican Republic	Maxis
Claro Puerto Rico	MGM

MTS	Three UK
Optus	TIM
Orange Belgium	TIM Brasil
Orange Liberia	T-Mobile US
Orange Spain	True Corporation
Partner Communications	Turner
PLDT	UPC Broadband
Proximus	US Cellular
Rogers	UTS
Rostelecom	Verizon
Safaricom	VEON
SES	ViacomCBS
Sensis	Vimeo
Singtel	Virgin Media
Sky Italia	Vodacom
Sky UK	Vodafone Germany
StartHub	Vodafone Hungary
Sunrise	Vodafone Idea
Telefónica Argentina (Movistar)	Vodafone Ireland
Telefónica Brasil (Vivo)	Vodafone Italy
Telefónica Chile (Movistar)	Vodafone Qatar
Telefónica Peru (Movistar)	Vodafone Romania
Telenet	Vodafone Spain
Telia Norway	Vodafone Turkey
Telia Sweden	Vodafone UK
Telkom SA	VodafoneZiggo
Telkomsel	Warner Bros
Telstra	Wind Tre
TELUS Communications	XL Axiata
Three Ireland
The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2021	2020	2019
North America	65.1%	65.3%	63.2%
Europe	14.5%	14.7%	14.7%
Rest of the World	20.4%	20.0%	22.1%
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

•
network equipment providers such as Ciena, Ericsson, Huawei, Nokia Networks, and NEC and its subsidiary Netcracker (some of whom we also cooperate with in certain opportunities and projects and some of whom also have BSS/OSS offerings); and

•
niche domain players, often
start-up
companies, which compete against particular parts of our portfolio, such as Matrixx in charging; Hansen (Sigma) in catalog; Aria, Stripe, Zuora in subscription billing; Forgerock and Okta in identity management; Deluxe Entertainment and iNDEMAND in Media.

We expect the competition in our industry to increase from many of such companies.
We believe that we are able to differentiate ourselves from these competitors by, among other things:

•
applying our over
35-year
heritage to the development and delivery of products and professional services that enable our customers to overcome their challenges and achieve service differentiation by migrating to the cloud, providing a personalized and intelligent customer experience, shaping the quality of network experience and simplifying the complexity of the operating environment;

•	continuing to design and develop solutions targeted specifically to the communications and media industry;

•	innovating and enabling our customers to adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market;

•
providing high-availability, high-quality, reliable, scalable, integrated and modular applications, leveraging cloud technology, artificial intelligence and new software development and deployment options;

•	providing flexible and tailored IT and business process outsourcing solutions and delivery models; and

•	offering customers end-to-end accountability from a single vendor.
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
Property, Plants and Equipment
Facilities
We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3.2 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India, Philippines, United Kingdom and Mexico. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of September 30, 2021:

Location	Area (Sq. Feet)
Americas	752,449
EMEA	1,241,840
APAC	1,223,045

Total	3,217,334

Our leases expire on various dates through 2035. In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that would be equally owned by the Company and Union for the purpose of acquiring land that the Company intends to use as the site for a new campus in Ra’anana, Israel, which we believe will provide an advanced, optimal working environment that can meet the needs of Amdocs Israel and its employees, and support the Company’s future growth. The design for the new campus is in accordance with LEED requirements and includes advanced energy and water saving systems. We expect to complete and start occupying our campus during the later part of fiscal year 2022.
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
We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with focus on customer experience, migration to the cloud, next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities, investing in 5G and fiber rollouts, to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media; entertainment; enterprise enablement; Internet of Things (IoT); and digital lifestyle services, all of which is driving growth in the demand for multi-modal customer engagement capabilities and data.
We develop, implement and manage software and services designed to meet our customers’ business needs. Our technology, design-led
thinking approach and expertise help service providers to migrate to the cloud, manage and monetize their next-generation networks, further transform into digital service providers, enhance their entertainment offerings, and serve their customers across all channels. With our portfolio’s open and modular structure, organized by capability and matched to industry standards, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market and value.
In part, we have sought, through acquisitions, to expand our service offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions (including our fiscal 2018 acquisitions of projekt202, UXP Systems and Vubiquity, our fiscal 2019 acquisition of TTS Wireless, our fiscal 2020 acquisition of Openet and our fiscal 2021 acquisition of Sourced Group), which, among other things, we believe will enable us to expand our digital offerings, 5G network and cloud-native capabilities and technological expertise. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths. In December 2020, we completed the divestiture of OpenMarket, an Amdocs subsidiary, as part of our strategy to divest a non-strategic
asset in the mobile messaging domain and remain focused on our core strategic growth initiatives.
The Amdocs Offerings
Our portfolio consists of software and services that address service providers’ business and operational needs. Our offerings, grouped by technology capabilities such as commerce and care, catalog management, monetization, subscription management, IoT, AI, service and network automation and network deployment and optimization, are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. They are designed to enable modular expansion as a service provider evolves, and their microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevOps.
Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting, delivery, quality engineering (testing), operations, systems integration, mobile network services, experience design and content services. Our managed services provide multi-year, flexible and tailored business processes and applications services, including application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.
We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In fiscal year 2021, customers in North America accounted for 65.1% of our revenue, while customers in Europe and the rest of the world accounted for 14.5% and 20.4%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States. Historically, AT&T has been our largest customer, accounting for 25% and 26% of our revenue in fiscal years 2021 and 2020, respectively. In fiscal years 2021 and 2020, our next largest customer,
T-Mobile
US, accounted for 19% and 12% of our revenue, respectively
3
. Aggregate revenue derived from the multiple business arrangements we have with

(3)	Starting April 1, 2020, T-Mobile US includes Sprint, which was also previously in our ten largest customers, upon the completion of the merger between Sprint and T-Mobile US.

our ten largest customers accounted for approximately 69% and 65% of our revenue in fiscal 2021 and fiscal 2020. We believe that demand for our solutions is primarily driven by the following key factors:

•	Transformation within the communications and media industry, including:

•	continued transformation of service providers to digital service providers;

•	service provider migration to the cloud;

•	increasing use of communications and content services;

•	widespread access to content, information and applications;

•	continued growth in Latin America and Southeast Asia;

•	expansion into new lines of business;

•	consolidation among service providers in established markets, often including companies with multinational operations;

•	increased competition, including from non-traditional players;

•	continued bundling and blending of communications and entertainment; and

•	continued commoditization and pricing pressure.

•	Technology advances, such as:

•
wide-scale foundational technology changes including the leveraging of open-source, cloud-enabled and cloud-native operating infrastructure, microservices-based architecture,
API-based
ecosystems, and aggressive digital modernization transformations;

•
evolving service provider business models and opportunities like OTT partnerships, content development and offerings, enterprise and small or medium-sized
business modernization, and innovative consumer bundling solutions;

•	network evolution in order to support growing technology needs associated with Internet of Things (IoT), autonomous vehicles and augmented and virtual reality;

•	new communications technologies such as 5G wireless technology, eSIM, Wi-Fi 6, and Narrowband IoT (NB-IOT), and;

•	artificial intelligence, including machine learning (ML) and natural language processing (NLP) edge computing, network and service automation, and blockchain.

•	Customer focus, such as:

•	the need for service providers to personalize the customer’s experience and provide contextual and personalized engagements at all points in their omni-channel customer journey;

•	increasing customer expectations for new, innovative services and applications that are personally relevant and that can be accessed anytime, anywhere and from any device;

•	the ever-increasing expectations for service and support, including omni-monetization and proactive multi-modal customer care and commerce; and

•	continuous proliferation of on-demand experiences, including low-latency, high quality of service connectivity and seamless digital interactions.

•	The need for operational efficiency, including:

•	the shift from in-house management to vendor solutions;

•	business needs of service providers to reduce costs and lower total cost of ownership of software systems while retaining high-value customers in a highly competitive environment;

•	automating, introducing artificial intelligence, and integrating business processes that span service providers’ business systems and network solutions;

•	implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies; and

•	transforming fragmented legacy OSS to introduce new, orchestrated and automated services in a timely and cost-effective manner.
Revenue from managed services arrangements is a significant part of our business generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $2.55 billion and $2.4 billion of revenue in fiscal 2021 and 2020, respectively. In managed services contracts revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.
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
Operating Results
The following table sets forth for the fiscal years ended September 30, 2021, 2020 and 2019, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Year Ended September 30,
	2021	2020	2019
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	65.5	66.1	64.9
Research and development	7.3	6.8	6.7
Selling, general and administrative	11.4	11.0	12.1
Amortization of purchased intangible assets and other	1.8	1.9	2.4

	86.0	85.7	86.1

Operating income	14.0	14.3	13.9
Interest and other expense, net	(0.3)	(0.3)	(0.0)
Gain from sale of a business	5.3	—	—

Income before income taxes	19.0	14.0	13.9
Income taxes	2.9	2.1	2.2

Net income	16.1%	11.9%	11.7%

Fiscal Years Ended September 30, 2021 and 2020
The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2021, compared to the fiscal year ended September 30, 2020. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2021	2020	Amount	%
	(In thousands)
Revenue	$4,288,640	$4,169,039	$119,601	2.9%
Operating expenses:
Cost of revenue	2,810,967	2,755,563	55,404	2.0
Research and development	312,941	282,042	30,899	11.0
Selling, general and administrative	487,255	458,539	28,716	6.3
Amortization of purchased intangible assets and other	78,784	78,137	647	0.8

	3,689,947	3,574,281	115,666	3.2

Operating income	598,693	594,758	3,935	0.7
Interest and other expense, net	(10,797)	(11,436)	639	(5.6)
Gain from sale of a business	226,410	—	226,410	100.0

Income before income taxes	814,306	583,322	230,984	39.6
Income taxes	125,932	85,482	40,450	47.3

Net income	$688,374	$497,840	$190,534	38.3%

Revenue
.
Revenue increased by $119.6 million, or 2.9%, to $4,288.6 million in fiscal year 2021, from $4,169.0 million in fiscal year 2020. The increase in revenue was attributable mainly to managed services arrangements, including managed transformation activities. Revenue for fiscal year 2021 increased by 2.9% compared to fiscal year ended September 30, 2020, including approximately 1.1% positive foreign exchange fluctuations impact and was positively affected by activities related to recently completed acquisitions and negatively affected by a decrease in revenue as a result of the divestiture of OpenMarket completed on December 31, 2020.
In fiscal year 2021, revenue from customers in North America, Europe and the rest of the world accounted for 65.1%, 14.5% and 20.4%, respectively, of total revenue, compared to 65.3%, 14.7% and 20.0%, respectively, in fiscal year 2020. Revenue from customers in North America increased in fiscal year 2021, while total revenue increased at a slightly higher rate, which resulted in a decrease in revenue from customers in North America as a percentage of total revenue. The increase in revenue from customers in North America in absolute amount was primarily attributable to higher revenue from managed services arrangements from key customers in North America and to a lesser extent to activities related to recently completed acquisitions, which was partially offset by the divestiture of OpenMarket completed on December 31, 2020.
Revenue from customers in Europe increased in fiscal year 2021 while total revenue increased at a slightly higher rate, which resulted in a decrease in revenue from customers in Europe as a percentage of total revenue and was positively affected by foreign exchange fluctuations impact. The increase in revenue from customers in Europe was primarily attributable to higher revenue from development and modernization activities while we expand our presence in this region, and partially offset by the divestiture of OpenMarket completed on December 31, 2020.
Revenue from customers in the rest of the world in Asia-Pacific increased in fiscal year 2021. The increase was attributable to wide number of customers and activities within this region and was partially offset by the activities in other regions within the rest of the world.
Cost of Revenue
.
Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $55.4 million, or 2.0%, to $2,811.0 million in fiscal year 2021, from $2,755.6 million in fiscal year 2020. The cost of revenue as a percentage of revenue decreased to 65.5% in fiscal year 2021 from 66.1% in fiscal year 2020. This decrease in cost of revenue as a percentage of revenue was attributable to operational excellence initiatives through automation and new methodologies, as well as the divestiture of OpenMarket completed on December 31, 2020, as OpenMarket’s cost of revenue as a percentage of revenue was higher than the Company average. This decrease was partially offset by the impact of changes of certain acquisition-related liabilities measured at fair value recognized in fiscal year 2021.
Research and Development
.
Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $30.9 million, or 11.0%, to $312.9 million in fiscal year 2021, from $282.0 million in fiscal year 2020. Research and development expense increased as a percentage of revenue from 6.8% in fiscal year 2020, to 7.3% in fiscal year 2021, as we accelerated our investment in our cloud offerings, 5G and network related innovation and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or a decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”
Selling, General and Administrative
.
Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $28.7 million, or 6.3%, to $487.3 million in fiscal year 2021, from $458.5 million in fiscal year 2020. The increase was primarily attributable to recent completed acquisitions and was also attributable to sales and marketing efforts, which were partially offset by lower travel costs as a result of the
COVID-19
restrictions. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.
Amortization of Purchased Intangible Assets and Other
.
Amortization of purchased intangible assets and other slightly increased by $0.6 million, or 0.8%, to $78.8 million in fiscal year 2021, from $78.1 million in fiscal year 2020. The slight increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to recently completed acquisitions, and partially offset by the completion of amortization of previously purchased intangible assets.
Operating Income
.
Operating income increased by $3.9 million, or 0.7%, to $598.7 million in fiscal year 2021, from $594.8 million in fiscal year 2020. Operating income decreased as a percentage of revenue, from 14.3% in fiscal year 2020 to 14.0% in fiscal year 2021. The decrease in operating income as a percentage of revenue was attributable primarily to the increase in research and development expense, increase inselling, general and administrative expense and changes in certain acquisition-related liabilities measured at fair value, partially offset by operational excellence initiatives and by the divestiture of OpenMarket completed on December 31, 2020, in fiscal year 2021. The impact of foreign exchange fluctuations on our operating income in fiscal year 2021 relative to fiscal year 2020, was immaterial.
Interest and Other Expense, Net
.
Interest and other expense, net, decreased from a net expense of $11.4 million in fiscal year 2020 to a net expense of $10.8 million in fiscal year 2021. The decrease in interest and other expense, net, was primarily attributable to changes of minority equity investments measured at fair value in fiscal 2021 compared to fiscal year 2020 and foreign exchange impacts, and partially offset by expenses related to financing activities.
Gain from sale of a business.
Gain from sale of a business, for fiscal year 2021, was $226.4 million, while there was no such gain in fiscal year 2020. Please see Note 3 to our consolidated financial statements.
Income Taxes
.
Income taxes for fiscal year 2021 were $125.9 million on
pre-tax
income of $814.3 million, resulting in an effective tax rate of 15.5%, compared to 14.7% in fiscal year 2020. Absent the gain from sale of a business, the effective tax rate for fiscal year 2021, would have been 14.7%. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 10 to our consolidated financial statements.
Net Income
.
Net income increased by $190.5 million, or 38.3%, to $688.4 million in fiscal year 2021, from $497.8 million in fiscal year 2020. The increase in net income was primarily attributable to the gain from sale of a business, net of tax.
Diluted Earnings Per Share
.
Diluted earnings per share increased by $1.61, or 43.4%, to $5.32 in fiscal year 2021, from $3.71 in fiscal year 2020. The increase in diluted earnings per share was primarily attributable to the gain from sale of a business, net of tax, which increased the diluted earnings per share for fiscal year 2021 by $1.44, and, to a lesser extent to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 20 to our consolidated financial statements.

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
Interest and Other Expense, Net
.
Interest and other expense, net, changed from a net expenses of $1.9 million in fiscal year 2019 to a net expenses of $11.4 million in fiscal year 2020. The increase in interest and other expense, net, was primarily attributable to an increase in interest expenses related to financing activities and to the changes of minority equity investments recorded in fiscal year 2019 compared to fiscal year 2020, partially offset by foreign exchange impacts.
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

Liquidity and Capital Resources
Cash, Cash Equivalents and Short-Term Interest-Bearing Investments.
Cash, cash equivalents and short-term interest-bearing investments, totaled $965.6 million as of September 30, 2021, compared to $983.9 million as of September 30, 2020. The decrease was mainly attributable to $680.0 million used to repurchase of our ordinary shares, $210.4 million for capital expenditures, net, $177.5 million of cash dividend payment, $142.7 million of payments for business and intangible assets acquisitions and $100.0 million payments under financing arrangement, partially offset by $925.8 million in positive cash flow from operations, reflecting healthy cash collections and the cash benefit of a multi-year strategic partnership agreement with
T-Mobile,
$289.0 million cash received from sale of a business and $89.1 million of proceeds from stock option exercises. Net cash provided by operating activities amounted to $925.8 million and $658.1 in fiscal years 2021 and 2020, respectively.
Our free cash flow for fiscal year 2021, was $715.4 million, and is calculated as net cash provided by operating activities of $925.8 million for the period less $210.4 million for capital expenditures, net (which included capital expenditures of $100.7 million as part of our investment in our new campus in Israel).
Free cash flow is a
non-GAAP
financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP
financial measures with similar names used by other companies.
Non-GAAP
measures such as free cash flow should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.
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
We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities as available-for-sale
securities. Such marketable securities consist primarily of money market funds, corporate bonds and U.S. government treasuries, which are stated at market value. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal years 2021 and 2020 we did not recognize credit losses. Please see Notes 5 and 6 to our consolidated financial statements.
Revolving Credit Facility, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations.
In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of September 30, 2021, we were in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.
In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of September 30, 2021, the noncurrent outstanding principal portion was $650.0 million. Please see Note 12 to our consolidated financial statements.
As of September 30, 2021, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $78.1 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.
Acquisitions and Divestiture of Subsidiaries.
During fiscal year 2021, we acquired three immaterial technology companies, for an aggregate net consideration of $101.9 million in cash, and additional contingent consideration subject to the achievement of certain performance metrics. Among them the largest of the three is Sourced, a leading global technology consultancy specializing in large-scale cloud transformations for sophisticated, high-end
enterprise customers in different industries such as communications, financial services and others. On December 31, 2020, we completed the divestiture of OpenMarket for approximately $300.0 million in cash. Please see Note 3 to our consolidated financial statements.
During fiscal year 2020, we acquired three companies and other intangible assets for an aggregate net consideration of approximately $280.8 million, among them the largest of the three is Openet, which offers cloud-native capabilities, network pedigree, and deep 5G charging, policy and data management expertise and whose solutions complement the Amdocs portfolio.
Capital Expenditures.
Generally, 80% to 90% of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $210.4 million in fiscal year 2021, net (which included capital expenditures of $100.7 million as part of our investment in our new campus in Israel). Our fiscal year 2021 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. Regarding our expected investment in our new campus in Israel. Please see Note 2 to our consolidated financial statements.
Share Repurchases.
From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On November 12, 2019, our Board of Directors adopted a share repurchase plan for the repurchase of up to $800.0 million of our outstanding ordinary shares with no expiration date. The November 2019 plan permitted us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. On May 12, 2021, our Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2021 plan has no expiration date and permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In September 2021, we completed the repurchase of the remaining authorized amount of ordinary shares under the November 2019 plan and initiated repurchases of our outstanding ordinary shares pursuant to the May 2021 plan. In fiscal year 2021, we repurchased approximately 9.0 million ordinary shares at an average price of $75.24 per share (excluding broker and transaction fees). As of September 30, 2021, we had remaining authority to repurchase up to $998.5 million of our outstanding ordinary shares under the May 2021 plan.

Cash Dividends.
Our Board of Directors declared the following dividends during fiscal years 2021, 2020 and 2019:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date

August 4, 2021	$0.36	September 30, 2021	$45.0	October 29, 2021
May 12, 2021	$0.36	June 30, 2021	$45.6	July 23, 2021
February 2, 2021	$0.36	March 31, 2021	$46.0	April 23, 2021
November 10, 2020	$0.3275	December 31, 2020	$42.9	January 22, 2021

August 5, 2020	$0.3275	September 30, 2020	$43.1	October 23, 2020
May 7, 2020	$0.3275	June 30, 2020	$43.6	July 24, 2020
February 4, 2020	$0.3275	March 31, 2020	$43.7	April 24, 2020
November 12, 2019	$0.285	December 31, 2019	$38.4	January 24, 2020

August 7, 2019	$0.285	September 30, 2019	$38.4	October 25, 2019
May 14, 2019	$0.285	June 28, 2019	$38.7	July 19, 2019
February 5, 2019	$0.285	March 29, 2019	$39.1	April 19, 2019
November 8, 2018	$0.250	December 31, 2018	$34.8	January 18, 2019

On November 2, 2021, our Board of Directors approved a quarterly dividend payment of $0.36 per share and set December 31, 2021 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 28, 2022. On November 2, 2021 our Board of Directors also approved, subject to shareholder approval at the January 2022 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.395 per share, anticipated to be paid in April 2022.
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
Contractual Obligations
The following table summarizes our contractual obligations as of September 30, 2021, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt and accrued interests	$654.8	$4.8	—	—	$650.0
Pension funding	11.5	1.2	3.5	2.3	4.5
Purchase obligations	126.5	66.4	60.1	—	—
Non-cancelable operating leases	282.6	66.8	78.7	51.0	86.1
Construction of the new campus (see below)	131.0	131.0	—	—	—

Total	$1,206.4	$270.2	$142.3	$53.3	$740.6

As discussed in Note 2 to our consolidated financial statements, we purchased specific land to use as the future site of the new campus in Ra’anana, Israel and we are obligated to construct the campus. The total net investment we expect to make in connection with the construction of the new campus is estimated to be up to $350 million over a period of five years, starting with fiscal year 2018, out of which approximately $96 million was incurred in fiscal years 2018 by both us and our partner Union at equal portions (i.e. our net investment was approximately $48 million), $7 million was incurred by us in fiscal year 2019, $63 million was incurred by us in fiscal year 2020 and $101 million was incurred by us in fiscal year 2021. Please see Note 2 to our consolidated financial statements.
The total amount of unrecognized tax benefits for uncertain tax positions was $195.2 million as of September 30, 2021. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.
Deferred Tax Asset Valuation Allowance
As of September 30, 2021, we had deferred tax assets of $65.6 million, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses. These deferred tax assets derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, please see Note 10.
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
We believe that the estimates, assumptions and judgments involved in the accounting policies described in Note 2 “Summary of Significant Accounting Policies” and below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date. Our critical accounting policies are as follows:

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

Revenue Recognition and Contract Accounting
We follow very specific and detailed guidelines, which are discussed in Note 2 to our consolidated financial statements , in measuring revenue; however, certain judgments affect the application of our revenue recognition policy:

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
We apply an estimated annual effective tax rate to our quarterly operating results to determine the interim provision for income tax expense. A change in judgment that impacts the measurement of a tax position taken in a prior year is recognized as a discrete item in the interim period in which the change occurs. In the event there is a significant unusual or infrequent item recognized in our quarterly operating results, the tax attributable to that item is recorded in the interim period in which it occurs
A valuation allowance is provided for the respective part of the deferred tax assets for which it is more likely than not that, we will not be able to realize its benefit. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjust the valuation allowances accordingly. Factors considered in making this determination include the period of expiration of the tax asset, planned use of the tax asset, tax planning strategies and historical and projected taxable income as well as tax liabilities for the tax jurisdiction in which the tax asset is located. Valuation allowances will be subject to change in each future reporting period as a result of changes in one or more of these factors.
Although we believe that our estimates are reasonable in estimating our tax outcome and in assessing the need for the valuation allowance, there is no assurance that the final tax outcome and the valuation allowance will not be different than those that are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.
Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, or changes in tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate.
We have filed or are in the process of filing tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that any adjustments that may result from tax return audits are not likely to have a material, adverse effect on our consolidated results of operations, financial condition or cash flows.
Business Combinations
Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired and liabilities. In accordance with business combinations accounting, assets acquired and liabilities assumed, as well as any contingent consideration that may be part of the acquisition agreement, are recorded at their respective fair values at the date of acquisition. Such fair value valuations require management to make significant estimates and assumptions, especially with respect to intangible assets, as a result, we obtain the assistance of independent valuation firms. We complete these assessments as soon as practical after the closing dates. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.
For acquisitions that include contingent consideration, the fair value is estimated on the acquisition date as the present value of the expected contingent payments, determined using weighted probabilities of possible payments. We remeasure the fair value of the contingent consideration at each reporting period until the contingency is resolved. Except for measurement period adjustments, the changes in fair value are recognized in the consolidated statements of income. We consider several factors when determining that contingent consideration liabilities are part of the purchase price, such as the following: the valuation of the acquisitions is not supported solely by the initial consideration paid, and the contingent consideration payments are not affected by employment termination.
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
Goodwill, Intangible Assets and Long-Lived Assets — Impairment Assessment
Goodwill is subject to periodic impairment tests, which are performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Please see Note 3 to our consolidated financial statements. We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2021, 2020 or 2019.
We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition is less than the carrying amount of such assets, an impairment would be recognized, and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was no impairment of long-lived assets in fiscal years 2021, 2020 or 2019.
Derivative and Hedge Accounting
During fiscal years 2021, 2020 and 2019, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.
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
Accounts Receivable Reserves
The allowance for doubtful accounts is for estimated losses resulting from accounts receivable and unbilled receivables for which their collection is not reasonably assured. We evaluate accounts receivable to determine if they ultimately will be collected. Significant judgments and estimates are involved in performing this evaluation, which we base on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. If the fee is not collectible at the time the transaction is consummated, we exclude the relevant fee from the transaction price. The allowance for doubtful accounts, net of credit losses is for expected credit losses resulting from accounts receivable and unbilled receivables for which their collection is not reasonably probable. If we estimate that our customers’ ability and intent to make payments have been impaired, additional allowances may be required.
Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.
Recent Accounting Standards
Please see Note 2 to our consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. As of November 30, 2021, our directors and officers were as follows:

Name	Age	Position
Robert A. Minicucci(1)(2)(3)	69	Chairman of the Board
Adrian Gardner(1)	59	Director and Chairman of the Audit Committee
James S. Kahan(3)	74	Director
Richard T.C. LeFave(1)(2)(3)	69	Director
Giora Yaron(4)	73	Director and Chairman of the Technology and Innovation Committee
Rafael de la Vega(2)	70	Director and Chairman of the Management Resources and Compensation Committee
Eli Gelman(3)(4)	63	Director and Chairman of the Nominating and Corporate Governance Committee
John A. MacDonald(2)(4)	68	Director
Yvette Kanouff(4)	56	Director
Sarah Ruth Davis(1)	54	Director
Shuky Sheffer	61	Director, President and Chief Executive Officer
Tamar Rapaport-Dagim	50	Chief Financial Officer and Chief Operating Officer
Rajat Raheja	51	Division President, Amdocs Development Centre India LLP
Matthew Smith	49	Secretary; Head of Investor Relations

(1)	Member of the Audit Committee
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
James S. Kahan has been a director of Amdocs since 1998 and previously served as Chairman of the Nominating and Corporate Governance Committee from January 2018 and until November 2021. From 1983 until his retirement in 2007, he worked at SBC Communications Inc., which is now AT&T, and served as a Senior Executive Vice President from 1992 until 2007. AT&T is our most significant customer. Prior to joining AT&T, Mr. Kahan held various positions at several telecommunications companies, including Western Electric, Bell Laboratories, South Central Bell and AT&T Corp. Mr. Kahan also serves on the Board of Directors of Live Nation Entertainment, Inc., a publicly-traded live music and ticketing entity, as well as one private company. Mr. Kahan’s long service at SBC Communications Inc. and AT&T, as well as his management and financial experience at several public and private companies, have provided him with extensive knowledge of the telecommunications industry, particularly with respect to corporate development, mergers and acquisitions and business integration.
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
Pentacom, Qumranet, Exanet and Comsys, privately-held companies sold to multinational corporations. In 2009, Dr. Yaron also co-founded
Qwilt, Inc., a privately-held video technology company and serves as one of its directors. Dr. Yaron served as a director of Hyperwise Security, a company focused on providing a comprehensive APT protection, which was sold to Checkpoint in early 2015, served as Chairman of the Board at Excelero (ExpressIO) until 2019, a company focused on providing ultra-fast block storage solution and Equalum focused on streaming in real-time changes from a variety of data bases to a unified platform for real-time Big Data Analytics. Dr. Yaron is an active investor in various companies including, Salto, Afforata, Vulcan Security, Aqua Security, CyberPion, ArgonSec and Illumex. Dr. Yaron has served as the chairman of The Executive Council of Tel Aviv University an institution of higher education between 2010-2019 and a director of Ramot, which is the Tel Aviv University’s technology transfer company until 2015. Dr. Yaron has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008, and on the advisory board of the Israeli Ministry of Defense since 2011. Dr. Yaron served from 1996 to 2006 as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software company acquired by Hewlett-Packard, including as chairman from 2004 to 2006. We believe that Dr. Yaron’s qualifications to sit on our Board of Directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.
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
Eli Gelman has been a director of Amdocs since 2002 and is the Chairman of the Nominating and Corporate Governance Committee since November 2021. Since January 2019, Mr. Gelman has served as the chairman of the Executive Council of Tel Aviv University. Mr. Gelman served as our President and Chief Executive Officer from 2010 to September 30, 2018. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer and President and Chief Executive Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.
John A. MacDonald has been a director of Amdocs since 2019. Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations and serves as a board member of BookJane Inc. From 2012 to 2021, Mr. MacDonald served as a board member of Rogers Communications Inc. From 2003 to 2008, Mr. MacDonald served as the President, Enterprise Division of MTS Allstream. Before that, between 2002 to 2003, Mr. MacDonald was a President and Chief Operating Officer AT&T Canada. AT&T Canada was
re-branded
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
Yvette Kanouff has been a director of Amdocs since 2020. Since August 2018, Ms. Kanouff has served as a director of Sprinklr CXM, which became a public company in June 2021. Since August 2019, Ms. Kanouff has served as a director of Science Applications International Corporation (SAIC). Since February 2021, Ms. Kanouff has served as a director of Entegris ENTG. Ms. Kanouff is currently a partner and chief technology officer at Silicon Valley-based venture capital and private equity firm JC2 Ventures where Ms. Kanouff is responsible for technology strategy and engineering relationships within JC2 Ventures investment companies, partners, and customers. Prior to that, Ms. Kanouff served as a senior vice president and general manager for Cisco’s Service Provider Business where she was responsible for more than $7 billion in direct revenue and more than 6,000 employees globally. Previously, Ms. Kanouff held leadership positions for numerous companies, including Cablevision, SeaChange International, and Time Warner. Ms. Kanouff holds a bachelor’s degree and a master’s degree in mathematics from the University of Central Florida. Ms. Kanouff is also a director and executive advisor of several private technology companies.
Sarah Ruth Davis has been a director of Amdocs since 2021. From 2007 to May 2021 Ms. Davis served in various executive roles at Loblaw Companies Limited, Canada’s largest retailer and the nation’s food and pharmacy leader. From 2017 until May 2021, Ms. Davis served as the president of Loblaw Companies Limited. From 2014 until 2017, Ms. Davis served as the chief administrative officer of Loblaw. Before being appointed as the chief administrative officer, Ms. Davis served as Loblaw’s chief financial officer from 2010 until 2014. Prior to her appointment as chief financial officer, Ms. Davis served as the financial controller between 2007 to 2010. From 2005 until 2007 she was the controller and vice president of finance of Rogers Communications, Inc. Between 1996 to 2005 Ms. Davis served in various finance and accounting roles with Bell Canada, including chief financial officer of Bell Nexxia and the vice president of complex bids at BCE Emergis Inc., a Bell spin-off
that owned an array of media and
e-commerce
companies. Since 2014 Ms. Davis also serves on the board of directors of AGF Management Limited, an investment manager traded on the Toronto Stock Exchange. Between 2010 until 2021 Ms. Davis served on the board of directors of President’s Choice Bank. From 2017 until 2021, Ms. Davis served as the chairman of T&T Supermarket Inc. In August 2021, Ms. Davis joined the boards of directors of Victoria’s Secret & Co., a company traded on the New York Stock Exchange, and Pet Valu Holdings Ltd., a pet supply company traded on the Toronto Stock Exchange. Ms. Davis was named one of Canada’s Most Powerful Women: Top 100 in 2011 by the Women’s Executive Network and was the executive sponsor of the Women@Loblaw network. Ms. Davis holds a Bachelor of Commerce, honors degree from Queen’s University and is a chartered accountant and Fellow of the CPA.
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
Compensation
During fiscal 2021, each of our directors who was not our employee, or
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
Non-Employee
Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date. We also reimburse all of our
Non-Employee
Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings. Cash compensation paid to our
Non-Employee
Directors is prorated for partial-year service.
A total of 14 persons who served either as directors or officers of Amdocs during all or part of fiscal 2021 received remuneration from Amdocs. The aggregate remuneration paid or accrued by us to such persons in fiscal 2021 was approximately $5.3 million, compared to $5.3 million and $5.4 million in fiscal 2020 and fiscal 2019, respectively, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2021, we granted to such persons an aggregate of 222,690 restricted shares typically subject to three- to four-year vesting and, often times, achievement of certain performance thresholds, and in the case of our directors, subject to quarterly vesting. All restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

Board Practices
Eleven directors currently serve on our Board of Directors, ten of whom were elected at our annual meeting of shareholders on January 29, 2020, and one director, Ms. Sarah Ruth Davis, was elected by the Board of Directors on August 2, 2021. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. In August 2017, the Board of Directors established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be renewed annually for it to stay in effect. In August 2021, Mr. James Kahan and Mr. Giora Yaron were each granted a one-year
waiver to continue as director past the age of 73 years until the annual general meeting in 2023 in light of the circumstances presented to the Board of Directors, including their exceptional industry experience and value to the Board, as well as the current global business and market environment. Other than the employment agreement between us and our President and Chief Executive Officer, which provides for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment.
Board Committees
Our Board of Directors maintains four committees as set forth below. Members of each committee are appointed by the Board of Directors.
The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. The current members of our Audit Committee are Mr. Gardner (Chair), Mr. LeFave, Mr. Minicucci and Ms. Davis, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that Mr. Gardner is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of Nasdaq. In particular, we believe that the professional experiences of Mr. Gardner, Mr. LeFave, Mr. Minicucci and Ms. Davis provide important insights into their work on the Audit Committee. For example, we believe Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to the Committee. In addition, we believe that Mr. LeFave’s experience as a seasoned Fortune 500 CIO and CISO for over five years provides a foundation of cyber awareness to the Audit Committee and also believe that Mr. LeFave’s post-graduate training at HBS in Audit Committee, Board compensation best practices and recently completed HBS Corporate Director Certificate provide valuable contributions to the Committee. Similarly, we believe that Mr. Minicucci’s experience as chief financial officer to a public company and treasurer of another public company have provided him with strong business acumen and strategic and financial expertise that benefits the Committee. We also believe Ms. Davis’s extensive executive experience with Loblaw and her myriad roles in finance and accounting, along with her experience as a director of other public companies, position her to make valuable contributions to the Committee. The Audit Committee written charter is available on our website at
www.amdocs.com.
The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles and oversees the evaluations of our Board of Directors.

The current members of the Nominating and Corporate Governance Committee are Messrs. Gelman (Chair), Kahan, Minicucci and LeFave, all of whom are independent directors, as required by the Nasdaq listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at
www.amdocs.com
.
The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. The current members of our Management Resources and Compensation Committee are Messrs. De la Vega (Chair), LeFave, Minicucci and MacDonald, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Management Resources and Compensation Committee written charter is available on our website at
www.amdocs.com.
The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Dr. Yaron (Chair) and Mr. Gelman, Ms. Kanouff and Mr. MacDonald.
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
Workforce Personnel
The following table presents the approximate average number of our workforce for each of the fiscal years indicated, by function and by geographical location (in each of which we operate at multiple sites):

	Fiscal Year,
	2021	2020	2019
Software and Information Technology, Sales and Marketing
Americas	5,465	5,522	5,409
EMEA	6,087	5,957	6,063
APAC	14,083	12,815	11,472

	25,635	24,294	22,944
Management and Administration	1,541	1,581	1,572

Total Workforce	27,176	25,875	24,516

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

A small number of our employees in Canada and Bulgaria, our employees in Brazil and our employees in Chile have union representation. We also have an affiliation with a non-active
union in Mexico. We have a works council body in the Netherlands and Germany which represents the employees and with which we work closely to ensure compliance with the applicable local law. We also have an employee representative body in France, Hungary and Finland.
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
Share Ownership
Security Ownership of Directors and Senior Management and Certain Key Employees
As of November 30, 2021, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 2,334,541 shares. As of November 30, 2021, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.
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
The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2021, of the 70,550,000 ordinary shares available for issuance under the Equity Incentive Plan, 60,352,038 ordinary shares had been issued as a result of option exercises and restricted share issuances. As of September 30, 2021, 5,989,219 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards denominated in stock units. As of November 30, 2021, there were outstanding options to purchase an aggregate of 3,913,057 ordinary shares at exercise prices ranging from $29.44 to $72.19 per share and 300,567 shares are subject to outstanding restricted stock units.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of November 30, 2021 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executives officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 124,621,808 ordinary shares outstanding as of November 30, 2021, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of November 30, 2021. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	15,857,488	12.7%
Janus Henderson Group plc(2)	6,802,093	5.5%
All directors and officers as a group (14 persons)(3)	2,334,541	1.9%

(1)
Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 8, 2021, as of December 31, 2020, FMR had sole power to vote or direct the vote over 1,430,864 shares and sole power to dispose or direct the disposition of 15,857,488 shares. Abigail P. Johnson is a Director, the Chairman of FMR and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(2)
Based on a Schedule 13G/A filed by Janus Henderson Group plc, or Janus Henderson, with the SEC on February 11, 2021, as of December 31, 2020, Janus had an indirect 97% ownership stake in Intech Investment Management LLC (“Intech”) and a 100% ownership stake in Janus Capital Management LLC (“Janus Capital”), Perkins Investment Management LLC (“Perkins”), Henderson Global Investors Limited (“HGIL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“JHIAIFML”) (each an “Asset Manager” and collectively the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser
to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 6,788,486 shares or 5.2% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or sub-adviser
to the Managed Portfolios, HGIL may be deemed to be the beneficial owner of 12,446 shares or 0.0% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, HGIL does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. As a result of its role as investment adviser or
sub-adviser
to the Managed Portfolios, Intech may be deemed to be the beneficial owner of 1,161 shares or 0.0% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, Intech does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Henderson is 201 Bishopsgate EC2M 3AE, United Kingdom.
(3)
Includes options held by such directors and executive officers that are exercisable within 60 days after November 30, 2021. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

As of September 30, 2021, our ordinary shares were held by 1,630 record holders. Based on a review of the information provided to us by our transfer agent, 759 record holders, including Cede & Co., the nominee of The Depository Trust Company, holding approximately 99% of our outstanding ordinary shares held of record, were residents of the United States.
Related Party Transactions
On January 31, 2020, Mr. Julian Brodsky retired from our Board of Directors. On February 1, 2020, we entered into an agreement with Mr. Brodsky pursuant to which Mr. Brodsky served as “director emeritus” and provided us certain advisory services, for which we paid Mr. Brodsky for such services a total payment equal to $255,000 in equity and $80,000 in cash during the term of the agreement in fiscal years 2020 and 2021. The agreement with Mr. Brodsky expired on January 31, 2021.
ITEM 8. FINANCIAL INFORMATION
Financial Statements
Please see “Financial Statements” for our audited Consolidated Financial Statements and Financial Statement Schedule filed as part of this Annual Report.
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
In April 2021, two separate lawsuits alleging violations of the federal securities laws and pursuing remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule
10b-5
promulgated thereunder, were filed against us and certain of our current and former officers (
Glover v. Amdocs Ltd., et. al,
4:21-cv-00418,
E.D. Mo. and Marn v. Amdocs Ltd. et. al,
2:21-cv-03078-CAS-PVC,
C.D. Ca.
). In June 2021, the two federal securities lawsuits against us were voluntarily dismissed without prejudice as to all defendants and no other litigation with respect to the allegations in those actions is pending.
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
Article 70(1) of the Articles provides that a director may vote in respect of any contract or arrangement in which such director has an interest notwithstanding such director’s interest and an interested director will not be liable to us for any profit realized through any such contract or arrangement by reason of such director holding the office of director. Article 71(1) of the Articles provides that the directors shall be paid out of the funds of Amdocs Limited by way of fees such sums as the Board shall reasonably determine. Article 73 of the Articles provides that directors may exercise all the powers of Amdocs Limited to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue securities whether outright or as security for any debt, liability or obligation of Amdocs Limited for any third party. Such borrowing powers can only be altered through an amendment to the Articles by special resolution. Our Memorandum and Articles do not impose a requirement on the directors to own shares of Amdocs Limited in order to serve as directors; however, the Board of Directors has adopted guidelines for minimum share ownership by the directors.
The Board of Directors is authorized to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting
ordinary shares without further shareholder approval. As of September 30, 2021, 124,866,230 ordinary shares were outstanding (net of treasury shares) and no non-voting
ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:
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
Rather than attend general or special meetings of our shareholders, shareholders may confer voting authority by proxy to be represented at such meetings. Generally speaking, proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as ordinary shares that are present for purposes of determining whether a quorum is present at a general or special meeting. Nominees who are members of NYSE and who, as brokers, hold ordinary shares in “street name” for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the ordinary shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter, we will not count those votes in favor of such matter; however, such “broker non-votes”
will be counted as ordinary shares that are present for purposes of determining whether a quorum is present.
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
Material Contracts
In March 2021, we entered into a Third Amended and Restated Credit Agreement among us, certain of our subsidiaries, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, providing for an unsecured $500 million five-year revolving credit facility with a syndicate of banks (the “Amended and Restated Credit Agreement”). The facility is available for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time, and has a maturity date in March 2026. The Amended and Restated Credit Agreement replaces our Credit Agreement, dated as of December 11, 2017, by and among us, certain of our subsidiaries, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent. A copy of the Amended and Restated Credit Agreement is included as Exhibit 4.c to this Annual Report.
In November 2021, we entered into the First Amendment to the Amended and Restated Credit Agreement, in which we adopted technical changes to facilitate moving from a LIBOR-based lending standard to a SONIA-based lending standard, as needed. A copy of the First Amendment to the Amended and Restated Credit Agreement is included as Exhibit 4.c.1 to this Annual Report.
In October 2021, we entered into a Restated and Amended Master Services and Software License Agreement with AT&T Services, Inc., as amended, which amends and restates the Master Services Agreement, as amended, that we entered into with AT&T Services, Inc. in February 2017. The agreement provides that Amdocs will provide software and services to AT&T as specified therein and remains in effect until October 15, 2022. A copy of the Restated and Amended Master Services and Software License Agreement is included as Exhibit 4.a to this Annual Report.

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
General
Our effective tax rate was 15.5% for fiscal 2021, compared to 14.7% for fiscal 2020 and 15.6% for fiscal 2019.
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
Certain Indian Tax Considerations
Through subsidiaries, we operate development centers and a business processing operations center in India. In 2021, the corporate tax rate applicable in India on trading activities was 34.94% for development center and reduced corporate tax at 27.82% for business processing operations having gross turnover up to a prescribed threshold. Our main subsidiary in India operates under specific favorable tax entitlements that are based upon pre-approved
information technology-related services activity. As a result, these activities are entitled to considerable corporate income tax exemptions on eligible profits from export of services derived from such pre-approved
information technology activity, provided our subsidiary continues to meet the conditions required for such tax benefits.
During the years 2016–2017, our main subsidiary in India changed its corporate legal structure from a private limited company (PLC) to a limited liability partnership (LLP) through conversion by process of law effective February 28, 2017. Thereafter, all rights and liabilities of the PLC under agreements are vested in the LLP by operation of law.
As of April 1, 2011, the Minimum Alternative Tax, or MAT, became applicable to all of our PLC Indian operations. The MAT is levied on book profits at the effective rate of 17.48% and can be carried forward for 15 years to be credited against corporate income taxes. As for the LLP, as a result of the conversion certain accumulated tax credits are not available to be set off against future income of the LLP; however, for LLP the Alternative Minimum Tax, or AMT, provisions are applicable such that LLPs are subject to AMT at a rate of 21.55% on adjusted total income (Income as computed under the normal provisions, increased by prescribed adjustments) if tax on income under normal provisions is lower than the AMT, and can be carried forward for 15 years.
Our main Indian subsidiary is subject to a separate tax entitlement under which its operating units are exempt from tax on the respective tax incentive-eligible activity for the first five years of operations and it enjoys a 50% reduction on its corporate income tax for such activity for the following five years. Further, an additional 50% deduction is available for another five years, if 50% of the profits of the unit are credited to a specific reserve provided that such reserve is utilized for the purpose of investments in plant & machinery within three years from the end of the year in which reserve is created. If such reserve is not utilized for the purpose specified in the Indian Tax Laws, the same will be deemed as income in the year immediately following the period of three years in which the reserve is made.
Further, in 2018 a new operation was commenced in another subsidiary in India with effect from May 1, 2018. The activity conducted by this entity is generally entitled to a 100% reduction on its corporate income tax for the first five years of operation and a 50% reduction for the following five years. MAT is levied on book profits at an effective rate of 16.69% and can be carried forward for 15 years to be credited against corporate income taxes.
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
More recently, our primary Israeli subsidiary has availed of tax benefits under the “Preferred Technological Enterprise” regime, which has become available as a result of a further amendment to the Law for the Encouragement of Capital Investments which was enacted in 2017. Further details can be found below.
Tax Benefits
Our primary Israeli subsidiary has elected the alternative benefits route with respect to its existing Approved Enterprise and its expansions, pursuant to which it enjoys, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two to ten years and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years (and, in certain cases, up to 13 years). In case it pays a dividend, at any time, out of exempt income generated during the tax holiday period in respect of its Approved Enterprise, it will be subject to corporate tax at the otherwise applicable rate of 10% of the income from which such dividend has been paid. This tax is in addition to the withholding tax on dividends as described below. The tax benefits, available with respect to an Approved Enterprise only to taxable income attributable to that specific enterprise, are provided according to an allocation formula set forth in the Investment Law or in the relevant approval, and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations issued thereunder and the instruments of approval for the specific investments in the Approved Enterprises. In the event our primary Israeli subsidiary fails to comply with these conditions, the tax and other benefits could be rescinded, in whole or in part, and the subsidiary might be required to refund the amount of the rescinded benefits, with the addition of CPI linkage differences and interest. We believe that the Approved Enterprise of our primary Israeli subsidiary substantially complies with all such conditions currently, but there can be no assurance that it will continue to do so.
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
The 2017 amendment (“Preferred Technological Enterprises”)
Amendment 73 to the Investment Law, which came into effect January 1, 2017, was followed by regulations promulgated on May 28, 2017, which incorporated the “Nexus Principles,” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project, into Israeli law. The OECD has since then confirmed that the regime adopted by Israel is “not harmful.”
The new incentives regime applies to “Preferred Technological Enterprises” that meet certain conditions. A key condition for the application of the benefits pursuant to the Preferred Technological Enterprise regime is the ownership of “Qualifying IP.”
The corporate tax rate applicable to the Preferred Technological Income generated by a Special Preferred Technological Enterprise (companies that qualify as a Preferred Technological Enterprise and which are part of a group with annual consolidated revenue in excess of NIS 10 billion—approximately US $3 billion at current exchange rates) is 6%. The reduced tax rate applies only with respect to the revenue attributable to the portion of intellectual property developed in Israel. The Preferred Technological Income is calculated for each tax year by applying the “Nexus” formula as detailed in Israeli regulations.
The withholding tax on dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company out of earnings that are eligible for the reduced corporate tax rate (in our case, 6%) is 4%. For other dividend distributions out of earnings of a Preferred Technological Enterprise, the withholding tax rate is 20% (or a lower rate under a tax treaty, if applicable). The application of the Preferred Technological Enterprise is not limited to a particular time period.
In 2021, our primary Israeli subsidiary elected for the first time to apply the Preferred Technological Enterprise regime to its activities. Accordingly, our primary Israeli subsidiary will be eligible for the benefits of the Preferred Technological Enterprise regime to the extent of its Preferred Technological Income for the tax (calendar) year 2021 and for any subsequent tax year in which it meets the conditions stipulated in the Encouragement Law. Provided that the consolidated annual turnover of the group continues to be in excess of the NIS 10 billion threshold (as has been the case in recent years), we expect that our primary Israeli subsidiary will qualify as a Special Preferred Technological Enterprise also in calendar tax year 2021 and in future years and, as a result, its Preferred Technological Income will be taxed at a rate of 6% and dividends distributed out of earnings generated under the Special Preferred Technological Enterprise regime will be subject to withholding tax at a rate of 4%. However, there can be no assurance that this beneficial tax treatment will apply in any future year (for example, as a result of a change in law or if the any of the conditions stipulated in the Encouragement Law are not met in a particular year).
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
Dividends paid by us generally will be foreign-source “passive category income” or, in certain cases, “general category income” for U.S. foreign tax credit purposes, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation.
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
We believe that we were not a PFIC for our taxable year ended September 30, 2021. However, because the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our ordinary shares (which may be volatile), and the amount and type of our gross income, we cannot guarantee that we will not become a PFIC for the current or any future taxable year or that the IRS will agree with our conclusion regarding our current PFIC status.
In addition, if we were a PFIC for any taxable year in which we make a distribution or the preceding taxable year, the preferential rules on “qualified dividend income” described above would not apply. If a U.S. holder owns ordinary shares during any year in which we are a PFIC, the U.S. holder generally must file annual reports to the IRS.
Information Reporting and Backup Withholding.
U.S. holders generally will be subject to information reporting requirements with respect to dividends that are paid within the United States or through U.S.-related financial intermediaries, as well as with respect to gross proceeds from disposition of our ordinary shares, unless the U.S. holder is an “exempt recipient.” U.S. holders may also be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form
W-9
or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
Certain U.S. holders who are individuals or certain specified entities are required to report information with respect to their investment in our ordinary shares not held through a custodial account with a U.S. financial institution to the IRS. In general a U.S. holder holding specified “foreign financial assets” (which generally would include (i) our ordinary shares not held through a custodial account with a financial institution, and (ii) a custodial account with a
non-U.S.
financial institution through which our ordinary shares may be held) with an aggregate value exceeding certain threshold amounts should report information about those assets on IRS Form 8938, which must be attached to the U.S. holder’s annual income tax return. Investors who fail to report required information could become subject to substantial penalties.
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
You may request copies of our reports, at no cost, by writing to or telephoning us as follows:
Prior to January 1, 2022:
Amdocs, Inc.
Attention: Matthew E. Smith
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017
Telephone:
314-212-8328

On or after January 1, 2022:
Amdocs, Inc.
Attention: Matthew E. Smith
625 Maryville Centre Drive, Suite 200
Saint Louis, Missouri 63141
Telephone:
314-212-7000

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
During fiscal year 2021, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.
In managing our foreign exchange risk, we enter into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, assuming the costs of executing these contracts are worthwhile. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily in Canadian dollar and European Euros, and anticipated costs to be incurred in a foreign currency, primarily New Israeli Shekels and Indian Rupees. We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in New Israeli Shekels, Indian Rupees, Canadian dollar, Philippine Pesos, Indonesian Rupee, and European Euros, as well as other foreign currency of jurisdictions in which we operate. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 7 to our consolidated financial statements.
The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2021. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2021, for forward contracts, and based on spot rates as of September 30, 2021 for options.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$1,260	$11.0

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.
Interest Rate Risk
Our interest expense and income are sensitive to changes in interest rates, as all of our cash investments and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments, if applicable, are generally invested in short-term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of bank deposits, money market funds, corporate bonds securities and U.S government treasuries.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2021. The term “disclosure controls and procedures,” as defined in Rules
13a-15(e)
and
15d-15(e)
under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2021, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form
20-F,
has issued an attestation report on our internal control over financial reporting as of September 30, 2021, which is included herein.
No change in our internal control over financial reporting (as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act) occurred during the fiscal year ended September 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Management’s report on our internal control over financial reporting (as defined in Rules
13a-15(f)
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
, or you may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:
Prior to January 1, 2022:
Amdocs, Inc.
Attention: Matthew E. Smith
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017
Telephone:
314-212-8328
Or after January 1, 2022 at:
Amdocs, Inc.
Attention: Matthew E. Smith
625 Maryville Centre Drive, Suite 200
Saint Louis, Missouri 63141
Telephone:
314-212-7000
We intend to post on our website within five business days all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
During each of the last three fiscal years, Ernst & Young LLP has acted as our independent registered public accounting firm.
Audit Fees
Ernst & Young billed us approximately $3.6 million for audit services for fiscal 2021, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form
6-K,
consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.6 million for audit services for fiscal 2020.
Audit-Related Fees
Ernst & Young billed us approximately $2.5 million for audit-related services for fiscal 2021. Audit-related services principally include SOC 1 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.4 million for audit-related services for fiscal 2020.
Tax Fees
Ernst & Young billed us approximately $1.3 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services, for fiscal 2021. Ernst & Young billed us approximately $1.5 million for tax advice in fiscal 2020.
All Other Fees
Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2021 or fiscal 2020.

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
procedure described below.
From time to time, the Audit Committee may
pre-approve
specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval
is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2021, our Audit Committee approved all of the services provided by Ernst & Young.
ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2021 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:
Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/1/20-10/31/20	427,188	$57.74	427,188	$653,679,902
11/1/20-11/30/20	484,902	$62.11	484,902	$623,563,556
12/1/20-12/31/20	524,147	$67.19	524,147	$588,343,951
01/1/21-01/31/21	134,864	$70.41	134,864	$578,847,753
02/1/21-02/28/21	2,177,262	$77.01	2,177,262	$411,168,513
03/1/21-03/31/21	2,323,839	$78.67	2,323,839	$228,361,312
04/1/21-04/30/21	290,147	$75.13	290,147	$206,561,950
05/1/21-05/31/21	324,015	$76.85	324,015	$1,181,662,979
06/1/21-06/30/21	543,493	$79.45	543,493	$1,138,483,878
07/1/21-07/31/21	268,734	$78.14	268,734	$1,117,484,761
08/1/21-08/31/21	573,731	$77.16	573,731	$1,073,214,107
09/1/21-09/30/21	963,632	$77.55	963,632	$998,483,974

Total	9,035,954	$75.24	9,035,954	$998,483,974

(1)	Excludes broker and transaction fees.
(2)
On November 12, 2019, our Board of Directors adopted a share repurchase plan for the repurchase of up to $800.0 million of our outstanding ordinary shares with no expiration date. The November 2019 plan permitted us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. On May 12, 2021, our board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2021 plan has no expiration date and permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In September 2021, we completed the repurchase of the remaining authorized amount of ordinary shares under the November 2019 plan and initiated repurchases of our outstanding ordinary shares pursuant to the May 2021 plan. In fiscal year 2021, we repurchased approximately 9.0 million ordinary shares at an average price of $75.24 per share (excluding broker and transaction fees). As of September 30, 2021, we had remaining authority to repurchase up to $998.5 million of our outstanding ordinary shares under the May 2021 plan.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2021 and to our website at www.amdocs.com.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
Financial Statements and Schedule
The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2021, 2020 and 2019, are included at the end of this Annual Report:
Audited Financial Statements of Amdocs Limited
Management’s Report on Internal Control Over Financial Reporting
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2021 and 2020
Consolidated Statements of Income for the fiscal years ended September 30, 2021, 2020 and 2019
Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2021, 2020 and 2019
Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2021, 2020 and 2019
Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2021, 2020 and 2019
Notes to the Consolidated Financial Statements

Financial Statement Schedules of Amdocs Limited
Valuation and Qualifying Accounts
All other schedules have been omitted since they are either not required or not applicable, or the information has otherwise been included.

ITEM 19.	EXHIBITS
The exhibits listed hereof are filed herewith in response to this Item.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K filed January 26, 2009)

1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)

2	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934

2.1	Base Indenture between Amdocs Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated as of June 24, 2020 (incorporated by reference to Exhibit 4.1 to Amdocs’ Form 6-K filed June 24, 2020)

2.2	First Supplemental Indenture to the Base Indenture between Amdocs Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated as of June 24, 2020 (incorporated by reference to Exhibit 4.2 to Amdocs’ Form 6-K filed June 24, 2020)

4.a†	Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021

4.b	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Amdocs’ Registration Statement on Form S-8, filed on August 17, 2020)

4.c	Third Amended and Restated Credit Agreement, dated as of March 19, 2021, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent

4.c.1	First Amendment to the Third Amended and Restated Credit Agreement, dated as of November 23, 2021, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent

8	Subsidiaries of Amdocs Limited

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1	Consent of Ernst & Young LLP

100.1	The following financial information from Amdocs Limited’s Annual Report on Form
20-F
for the year ended September 30, 2021, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2021 and 2020, (ii) Consolidated Statements of Income for the years ended September 30, 2021, 2020 and 2019, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2021, 2020 and 2019, (iv) Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2021, 2020 and 2019, (v) the Consolidated Statements of Cash Flows for the years ended September 30, 2021, 2020 and 2019, (vi) Notes to Consolidated Financial Statements, and (v) Valuation and Qualifying Accounts

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Name: Matthew E. Smith
Title: Secretary and Authorized Signatory
Date: December 9, 2021

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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2021. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.
Based on its assessment, management concluded that, as of September 30, 2021, the Company’s internal control over financial reporting is effective based on those criteria.
The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, which has issued an attestation report on the Company’s internal control over financial reporting included elsewhere in this Annual Report on Form
20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Amdocs Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Amdocs Limited (the “Company”) as of September 30, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2021, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of September 30, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated December 9, 2021 expressed an unqualified opinion thereon.
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

Uncertain Tax Positions

Description of the Matter
As discussed in Notes 2 and 10 to the consolidated financial statements, the Company operates in a multinational tax environment and is subject to tax treaty provisions and transfer pricing guidelines for intercompany transactions. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition. As of September 30, 2021, the total amount of unrecognized tax benefits for uncertain tax positions was $195.2 million.

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
December 9, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Amdocs Limited
Opinion on Internal Control over Financial Reporting
We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Amdocs Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2021, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III and our report dated December 9, 2021 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP
New York, NY
December 9, 2021

AMDOCS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	As of September 30,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$709,064	$983,188
Short-term interest-bearing investments	256,527	752
Accounts receivable, net	866,819	861,033
Prepaid expenses and other current assets	235,089	229,604

Total current assets	2,067,499	2,074,577
Property and equipment, net	698,768	607,951
Lease assets	233,162	295,494
Goodwill	2,622,644	2,578,645
Intangible assets, net	259,032	296,334
Other noncurrent assets	630,669	488,620

Total assets	$6,511,774	$6,341,621

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$121,199	$110,142
Accrued expenses and other current liabilities	612,303	593,608
Accrued personnel costs	274,275	226,509
Short-term financing arrangements	—	100,000
Lease liabilities	58,714	59,100
Deferred revenue	237,374	126,841

Total current liabilities	1,303,865	1,216,200
Deferred income taxes and taxes payable	304,538	258,487
Lease liabilities	177,906	230,076
Long-term debt, net of unamortized debt issuance costs	644,553	644,023
Other noncurrent liabilities	445,728	327,680

Total liabilities	2,876,590	2,676,466

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 281,945 and 279,578 issued and 124,866 and 131,535 outstanding, in 2021 and 2020, respectively	4,516	4,483
Additional paid-in capital	3,951,201	3,807,915
Treasury stock, at cost — 157,079 and 148,043 ordinary shares in 2021 and 2020, respectively	(6,223,317)	(5,543,321)
Accumulated other comprehensive income	9,338	11,662
Retained earnings	5,850,937	5,341,907

Total Amdocs Limited shareholders’ equity	3,592,675	3,622,646
Noncontrolling interests	42,509	42,509

Total equity	3,635,184	3,665,155

Total liabilities and equity	$6,511,774	$6,341,621

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended September 30,
	2021	2020	2019
Revenue	$4,288,640	$4,169,039	$4,086,669
Operating expenses:
Cost of revenue	2,810,967	2,755,563	2,653,172
Research and development	312,941	282,042	273,936
Selling, general and administrative	487,255	458,539	492,457
Amortization of purchased intangible assets and other	78,784	78,137	97,358

	3,689,947	3,574,281	3,516,923

Operating income	598,693	594,758	569,746
Interest and other expense, net	(10,797)	(11,436)	(1,859)
Gain from sale of a business	226,410	—	—

Income before income taxes	814,306	583,322	567,887
Income taxes	125,932	85,482	88,441

Net income	$688,374	$497,840	$479,446

Basic earnings per share	$5.36	$3.73	$3.49

Diluted earnings per share	$5.32	$3.71	$3.47

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended September 30,
	2021	2020	2019
Net income	$688,374	$497,840	$479,446
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(5,063)	14,891	30,553
Net change in fair value of available-for-sale securities(2)	(1,272)	(2)	1,592
Net actuarial gain (loss) on defined benefit plan(3)	4,011	(680)	(1,961)

Other comprehensive (loss) income, net of tax	(2,324)	14,209	30,184

Comprehensive income	$686,050	$512,049	$509,630

(1)	Net of tax benefit (expense) of $3,369, $(2,371) and $(2,458) for the fiscal years ended September 30, 2021, 2020 and 2019, respectively.
(2)	Net of immaterial amount of tax benefit for the fiscal years ended September 30, 2021, 2020 and 2019.
(3)	Net of tax (expense) benefit of $(1,461), $(11) and $1,080 for the fiscal years ended September 30, 2021, 2020 and 2019, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

F-
9

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests (2)	Total Equity
	Shares	Amount
Balance as of September 30, 2018	140,177	$4,436	$3,587,625	$(4,784,352)	$(32,731)	$4,673,901	$3,448,879	$43,163	$3,492,042
Cumulative effect adjustment (3)	—	—	—	—	—	10,434	10,434	—	10,434
Comprehensive income:								—
Net income (2)	—	—	—	—	—	479,446	479,446	—	479,446
Other comprehensive income	—	—	—	—	30,184	—	30,184	—	30,184

Comprehensive income							509,630	—	509,630
Employee stock options exercised	874	11	41,487	—	—	—	41,498	—	41,498
Repurchase of shares	(6,656)	—	—	(398,057)	—	—	(398,057)	—	(398,057)
Cash dividends declared ($1.105 per ordinary share)	—	—	—	—	—	(150,982)	(150,982)	—	(150,982)
Issuance of restricted stock, net of forfeitures	378	5	—	—	—	—	5	—	5
Equity-based compensation expense related to employees	—	—	38,550	—	—	—	38,550	—	38,550
Changes in Noncontrolling interests	—	—	—	—	—	—	—	(654)	(654)

Balance as of September 30, 2019	134,773	$4,452	$3,667,662	$(5,182,409)	$(2,547)	$5,012,799	$3,499,957	$42,509	$3,542,466
Comprehensive income:								—
Net income (2)	—	—	—	—	—	497,840	497,840	—	497,840
Other comprehensive income	—	—	—	—	14,209	—	14,209	—	14,209

Comprehensive income							512,049	—	512,049
Employee stock options exercised	1,871	24	97,819	—	—	—	97,843	—	97,843
Repurchase of shares	(5,668)	—	—	(360,912)	—	—	(360,912)	—	(360,912)
Cash dividends declared ($1.2675 per ordinary share)	—	—	—	—	—	(168,732)	(168,732)	—	(168,732)
Issuance of restricted stock, net of forfeitures	559	7	—	—	—	—	7	—	7
Equity-based compensation expense related to employees	—	—	42,434	—	—	—	42,434	—	42,434

Balance as of September 30, 2020	131,535	$4,483	$3,807,915	$(5,543,321)	$11,662	$5,341,907	$3,622,646	$42,509	$3,665,155
Comprehensive income:								—
Net income (2)	—	—	—	—	—	688,374	688,374	—	688,374
Other comprehensive loss	—	—	—	—	(2,324)	—	(2,324)	—	(2,324)

Comprehensive income							686,050	—	686,050
Employee stock options exercised	1,541	21	89,037	—	—	—	89,058	—	89,058
Repurchase of shares	(9,036)	—	—	(679,996)	—	—	(679,996)	—	(679,996)
Cash dividends declared ($1.4075 per ordinary share)	—	—	—	—	—	(179,344)	(179,344)	—	(179,344)
Issuance of restricted stock, net of forfeitures	826	12	—	—	—	—	12	—	12
Equity-based compensation expense related to employees	—	—	54,249	—	—	—	54,249	—	54,249

Balance as of September 30, 2021	124,866	$4,516	$3,951,201	$(6,223,317)	$9,338	$5,850,937	$3,592,675	$42,509	$3,635,184

(1)
As of September 30, 2021, 2020 and 2019, accumulated other comprehensive income (loss) is comprised of unrealized gain on derivatives, net of tax, of $13,773, $18,836 and $3,945, unrealized loss on short-term interest-bearing investments, net of tax, of $(1,274), $(2) and $0 and unrealized loss on defined benefit plan, net of tax, of $(3,161), $(7,172) and $(6,492).

(2)	In fiscal years 2021, 2020 and 2019, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible.
(3)
The Cumulative effect adjustments as of October 1, 2018 include an increase of $14,294 to retained earnings due to the impact of adoptions of ASU
No. 2014-09
(ASC 606) and decrease of $3,860 to retained earnings due to adoption of ASU
No. 2016-16.

The accompanying notes are an integral part of these consolidated financial statements.

F-1
0

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,
	2021	2020	2019
Cash Flow from Operating Activities:
Net income	$688,374	$497,840	$479,446
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	208,830	198,409	205,772
Amortization of debt issuance cost	548	144	—
Equity-based compensation expense	54,249	42,434	38,550
Gain from sale of a business	(226,410)	—	—
Deferred income taxes	(50,605)	30,239	(13,950)
Loss from short-term interest-bearing investments	1,726	—	737
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(69,051)	134,584	6,589
Prepaid expenses and other current assets	(17,041)	(10,815)	25,907
Other noncurrent assets	(50,038)	(23,329)	(1,635)
Lease assets and liabilities, net	9,630	(7,881)	—
Accounts payable, accrued expenses and accrued personnel	122,224	(190,354)	(60,042)
Deferred revenue	193,655	(15,184)	(37,855)
Income taxes payable, net	26,814	(9,281)	6,025
Other noncurrent liabilities	32,902	11,330	6,833

Net cash provided by operating activities	925,807	658,136	656,377

Cash Flow from Investing Activities:
Purchase of property and equipment, net (1)	(210,438)	(205,510)	(128,086)
Proceeds from sale of short-term interest-bearing investments	18,205	—	101,287
Purchase of short-term interest-bearing investments	(276,978)	(753)	—
Net cash paid for business and intangible assets acquisitions	(142,697)	(249,358)	(60,572)
Net cash received from sale of a business	288,990	—	—
Other	(6,082)	(6,104)	615

Net cash used in investing activities	(329,000)	(461,725)	(86,756)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	—	450,000	—
Payments under financing arrangements	(100,000)	(350,000)	—
Proceeds from issuance of debt, net	—	643,919	—
Repurchase of shares	(679,996)	(360,912)	(398,057)
Proceeds from employee stock option exercises	89,056	97,850	41,483
Payments of dividends	(177,472)	(164,061)	(147,616)
Investment by noncontrolling interests, net (1)	—	—	(4,776)
Payment of contingent consideration from a business acquisition	(2,519)	(1,411)	(7,470)
Other	—	(240)	(336)

Net cash (used in) provided by financing activities	(870,931)	315,145	(516,772)

Net (decrease) increase in cash and cash equivalents	(274,124)	511,556	52,849
Cash and cash equivalents at beginning of year	983,188	471,632	418,783

Cash and cash equivalents at end of year	$709,064	$983,188	$471,632

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$146,442	$45,398	$75,790
Interest (2)	19,371	5,392	7,348

(1)
The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $328, $194, and $151 for the year ended September 30, 2021, 2020 and 2019, respectively, and proceeds of $9,676 relating to refund of betterment levy for the year ended September 30, 2019 ($4,776 of which was a refund to the noncontrolling interest).

(2)	The amounts under “Interest” include payments of interest to financial institution, tax authorities and other.
The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)
Note 1 — Nature of Entity
Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular cloud portfolio.
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
In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that is equally owned by the Company and Union for the purpose of acquiring specific land which the Company expects to use as the site for a new campus in Ra’anana, Israel. On January 2, 2018 the Company completed the acquisition of the land. Pursuant to the agreements between the Company and Union, as the Company has control over the construction and ongoing operations of the new campus, the new entity’s financial information is consolidated into the Company’s consolidated financial statements with the portion not owned classified as non-controlling
interests. The Company is obligated to distribute in the future the new entity’s earnings under certain conditions, in fiscal years 2021, 2020 and 2019 the new entity had negligible earnings or losses and, therefore, an immaterial effect on consolidated financial statements of Amdocs Limited.
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

F-1
2

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

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
Investments
The Company has short-term interest-bearing investments comprised of marketable securities and bank deposits. The Company classifies all of its marketable securities as available-for-sale
securities and considers all of its marketable debt securities as available for use to meet the Company’s operational needs, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. Such marketable securities consist primarily of money market funds, corporate bonds and U.S. government treasuries, which are stated at market value. The available-for-sale
investments are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive income (loss) in shareholders’ equity. The Company recognizes an impairment when there is a decline in the fair value of its investments below the amortized cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings and the available-for-sale
debt security’s amortized cost basis is written down to its fair value at the reporting date. For securities that do not meet these criteria, the Company needs to assess whether the decline is as result of a credit loss, and if so, the decline is recognized in earnings, while declines in fair value related to other factors are recognized in other comprehensive (loss) income. The Company uses a discounted cash flow analysis to estimate credit losses. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.
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

F-1
3

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company capitalizes the expenditures related to the new campus in Israel, which are classified as building and land. Amortization will begin when the new campus is ready for use and will be amortized on the straight-line basis over the estimated useful life.
Leases
Upon adoption ASU
No. 2016-02,
“Leases”,
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
Goodwill, Intangible Assets and Long-Lived Assets
Goodwill and intangible assets deemed to have indefinite lives are subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. There was no impairment of goodwill in fiscal years 2021, 2020 or 2019.
The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

F-1
4

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

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
The Company tests long-lived assets, including definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment indicators include any significant changes in the manner of its use of the assets or the strategy of its overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition. Measurement of an impairment loss for long-lived assets, including definite life intangible assets that management expects to hold and use is based on the fair value of the cash generating unit. Long-lived assets, including definite life intangible assets, to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. There was no impairment of long-lived assets in fiscal years 2021, 2020 or 2019.
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
Business Combinations
In accordance with business combinations accounting, assets acquired and liabilities assumed, as well as any contingent consideration that may be part of the acquisition agreement, are recorded at their respective fair values at the date of acquisition. The Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process
research and development based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets, as a result the Company obtains the assistance of independent valuation firms. The Company completes these assessments as soon as practical after the closing dates. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.
For acquisitions that include contingent consideration, the fair value is estimated on the acquisition date as the present value of the expected contingent payments, determined using weighted probabilities of possible payments. The Company remeasures the fair value of the contingent consideration at each reporting period until

F-1
5

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

the contingency is resolved. Except for measurement period adjustments, the changes in fair value are recognized in the consolidated statements of income. The Company considers several factors when determining that contingent consideration liabilities are part of the purchase price, such as the following: the valuation of the acquisitions is not supported solely by the initial consideration paid, and the contingent consideration payments are not affected by employment termination. Any earn-out
which is not considered a contingent consideration is recognized as compensation expense over expected service period.
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
Income Taxes
The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred taxes are computed based on enacted tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not, the Company will not be able to realize their benefit. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjust the valuation allowances accordingly. Factors considered in making this determination include the period of expiration of the tax asset, planned use of the tax asset, tax planning strategies and historical and projected taxable income as well as tax liabilities for the tax jurisdiction in which the tax asset is located. Valuation allowances will be subject to change in each future reporting period as a result of changes in one or more of these factors.
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

F-1
6

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

of related appeals or litigation processes, if any. The tax benefits recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.
Significant judgment is required in evaluating the uncertain tax positions and determining the provision for income taxes. Although the Company believes its reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in its historical income tax provisions and accruals. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, or changes in tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate. Please see Note 10 to the consolidated financial statements.
The Company applies an estimated annual effective tax rate to its quarterly operating results to determine the interim provision for income tax expense. A change in judgment that impacts the measurement of a tax position taken in a prior year is recognized as a discrete item in the interim period in which the change occurs. In the event there is a significant unusual or infrequent item recognized in the quarterly operating results, the tax attributable to that item is recorded in the interim period in which it occurs. As a result, the Company’s quarterly effective tax rate may fluctuate throughout the course of a fiscal year.
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

F-1
7

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

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
Revenue Recognition for managed services arrangements
—
Managed services arrangements include management of data center operations and IT infrastructure, application management and ongoing support, management of end-to-end
business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility.
The revenue from managed services arrangements is recognized for each individual performance obligation according to its relevant revenue category, including but not limited to, revenue from the management of a customer’s operations, revenue from projects and revenue from ongoing support services.
Revenue from the management of a customer’s operations pursuant to managed services arrangements, is recognized over time as services are performed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services, pursuant to the specific contract terms of the managed services arrangements. Typically, managed services arrangements are long term in duration and are not subject to significant seasonality.
Revenue Recognition for third-party hardware software and services
— Third-party hardware sales are recognized upon delivery or installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. Revenue from third-party hardware and software sales is recorded at a gross amount for transactions in which the Company controls the third-party hardware and software prior to fulfilling the performance obligation. In specific circumstances where the Company does not meet the above criteria, revenue is recognized on a net basis. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as it controls the services before transferring them to the customer.
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

F-1
8

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

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
Accounts Receivable — Unbilled —
Unbilled accounts receivable is recorded when revenue recognition criteria is met prior to contractual billing terms being met. Unbilled accounts receivable that are expected to be billed beyond the next 12 months are considered long-term unbilled receivables and included in other noncurrent assets.
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

F-
19

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Cost of Revenue
Cost of revenue consists of all costs associated with providing software licenses and services to customers, third-party hardware and software including identified losses on contracts. Estimated losses on contracts satisfied over time as work performed are recognized in the period in which the loss is identified.
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
Equity-Based Compensation
The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on their estimated fair values. The Company estimates the fair value of employee stock options at the date of grant using a Black-Scholes valuation model and values restricted stock including performance restricted stock based on the market value of the underlying shares at the date of grant. The Company recognizes compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight-line method. Performance restricted stock are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.
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
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments, trade receivables and unbilled receivable. Cash and cash equivalents are maintained with several financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple financial institutions and monitoring the risk profiles of these counterparties. The Company has conservative investment policy guidelines under which it invests its excess cash primarily in highly liquid U.S. dollar-denominated securities. The Company’s revenue is generated primarily in North America. To a lesser extent,

F-2
0

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

revenue is generated in Europe and the rest of the world. Most of the Company’s customers are among the largest communications and media companies in the world (or are owned by them). The Company’s business is subject to the effects of general global economic conditions and market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral.
The Company evaluates accounts receivable and unbilled receivables to determine if they ultimately will be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for doubtful accounts, net of credit losses is for expected credit losses resulting from accounts receivable and unbilled receivables for which their collection is not reasonably probable. The allowance for doubtful accounts as of September 30, 2021 and 2020, was
$20,065 and $23,419, respectively. As of September 30, 2021, the Company had two customers with accounts receivable balances of more than 10% of total accounts receivable, aggregating to 40%. As of September 30, 2020, the Company had one customer with an accounts receivable balance of more than 10% of total accounts receivable, amounting to 22%, please see Note 21.
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
Recent Accounting Standards
In August 2021, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU
No. 2021-08,
“
Business Combinations (Topic 805):
Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”.
The ASU requires companies to apply ASC 606 to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. This ASU will be effective for the Company on October 1, 2023 and early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.
In March 2020, the FASB issued ASU
No. 2020-04,
“
Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting”.
The ASU provides temporary optional expedients and

F-2
1

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

exceptions on certain contract modifications, hedge relationships and other transactions that reference London Inter-Bank Offered Rate (“LIBOR”) or other reference rates expected to be discontinued due to the reference rate reform. This ASU is effective as of March 12, 2020 through December 31, 2022. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.
Adoption of New Accounting Standards
In December 2019, the FASB issued ASU
No. 2019-12,
“
Simplifying the Accounting for Income Taxes
”. The ASU simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.
In November 2018, the FASB issued ASU
No. 2018-18
, “Collaborative Arrangements
”. The ASU clarifies the interaction between collaborative arrangements and the new revenue standards. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU
No. 2018-15
, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”.
The ASU amends the definition of hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use
software project. The Company prospectively adopted this ASU effective October
1
,
2020
. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU
No. 2018-13
, “Fair Value Measurement”.
The ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU
No. 2018-14,
“
Changes to the Disclosure Requirements for Defined Benefit Plans”
. The ASU makes minor changes to the disclosure requirement for employers that sponsor defined pension and/or other post-retirement benefit plans. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no impact on the Company’s consolidated financial statements.
In August 2017, the FASB issued ASU
No. 2017-12,
“
Targeted Improvements to Accounting for Hedging Activities
”
. The ASU amends existing guidance to simplify the application of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.
In January 2017, the FASB issued ASU
No. 2017-04,
“Simplifying the Test for Goodwill Impairment”
. The ASU simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no impact on the Company’s consolidated financial statements.

F-2
2

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

In June 2016, the FASB issued ASU
No. 2016-13,
“
Measurement of Credit Losses on Financial Instruments
”
. The Company adopted this ASU effective October 1, 2020, using the modified retrospective transition method. The Company updated the impairment model to utilize a forward-looking current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including our accounts receivable and also modified its impairment model to the current expected credit losses model for available-for-sale
debt securities and discontinued using the concept of “other than temporary” impairment on available-for-sale
debt securities, please see also Note 6. As of the date of the adoption, there is no material impact on the Company’s consolidated financial statements.
Note 3 — Acquisitions and Divestiture of a Subsidiary
Divestiture of a Subsidiary
On November 10, 2020, the Company signed an agreement for the divestiture of OpenMarket for approximately $300,000 cash with Infobip Limited, a company in which One Equity Partners is the primary institutional investor. With this transaction, the Company divested a non-strategic
asset in the mobile messaging domain, remaining laser-focused on its core strategic growth initiatives.
On December 31, 2020, the Company completed the divestiture. Based on the total consideration, the Company recorded pre-tax
gain of $226,410,
(net of immaterial transaction costs) in the Consolidated Statements of Income during the fiscal year ended September 30, 2021. In connection with this divestiture,
$
9,194
of net assets and $
61,396
of goodwill, were disposed. The divestiture does not represent a strategic shift that will have a major effect on operations and financial results and, therefore, did not qualify for presentation as a discontinued operation, please see also Note 10.
Acquisitions
Entities acquired by the Company during the last three fiscal years have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year. During fiscal year 2021, the Company acquired three technology companies, for an aggregate net consideration of $101,864 in cash, and additional contingent consideration subject to the achievement of certain performance metrics. Among them the largest of the three is Sourced, a leading global technology consultancy specializing in large-scale cloud transformations for sophisticated, high-end enterprise customers in different industries such as communications, financial services and others. During fiscal year 2020, the Company acquired three companies and other intangible assets for an aggregate net consideration of approximately
$280,808,
among them the largest is Openet, which offers cloud-native capabilities, network pedigree, and deep 5G charging, policy and data management expertise and whose solutions complement the Amdocs portfolio.

F-2
3

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Note 4 — Revenue
Contract Balances
The following table provides information about Accounts receivable, both billed and unbilled and deferred revenue:

	As of
	September 30, 2021	September 30, 2020
Accounts receivable — billed (net of allowances for doubtful accounts of $20,065 and $23,419 as of September 30, 2021 and 2020, respectively)	$704,541	$685,485
Accounts receivable — unbilled (current)	$162,278	$175,548
Accounts receivable — unbilled (non-current)	$38,252	$42,089

Total Accounts receivable — unbilled	$200,530	$217,637

Deferred revenue (current)	$(237,374)	$(126,841)
Deferred revenue (non-current)	$(108,675)	$(16,529)

Total Deferred revenue	$(346,049)	$(143,370)
Revenue recognized during the year ended September 30, 2021, which was included in deferred revenue (current) as of September 30, 2020 was $115,474. Revenue recognized during the year ended September 30, 2020, which was included in deferred revenue (current) as of September 30, 2019 was $104,648.
Remaining Performance Obligations from Contracts with Customer
As of September 30, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $6.7 billion. Remaining performance obligations typically include the remaining non-cancelable,
committed and fixed portion of contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years
.
Disaggregation of Revenue
The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue. Please see Note 21 — Segment Information and Sales to Significant Customers.
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

F-2
4

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

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
Level 3:
    Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.
The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2021 and 2020:

	As of September 30, 2021
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$209,026	$—	$—	$209,026
Corporate bonds	—	190,437	—	190,437
U.S. government treasuries	54,752	—	—	54,752
Supranational and sovereign debt	—	7,453	—	7,453
Asset backed obligations	—	3,885	—	3,885

Total available-for-sale securities	263,778	201,775	—	465,553

Equity Investments	—	—	37,581	37,581
Derivative financial instruments, net	—	10,979	—	10,979
Other liabilities	—	—	(51,590)	(51,590)

Total	$263,778	$212,754	$(14,009)	$462,523

	As of September 30, 2020
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$558,633	$—	$—	$558,633
Corporate bonds	—	752	—	752

Total available-for-sale securities	558,633	752	—	559,385

Equity Investments	—	—	24,211	24,211
Derivative financial instruments, net	—	20,636	—	20,636
Other liabilities	—	—	(19,641)	(19,641)

Total	$558,633	$21,388	$4,570	$584,591

F-2
5

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Available-for-sale
securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding
market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal year 2021. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out
scenarios, periodically valued during fiscal year 2021. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2021 and 2020. The increase in Level 3 liabilities was primarily recorded against goodwill in total amount of $29,080 in connection with acquisitions made during fiscal year 2021, as well as $18,939 in the consolidated statement of income during fiscal year 2021, as a result of changes in the fair value recorded, partially offset by $16,070 payments of certain acquisition-related liabilities. Level 3 assets relate to equity investments, which were valued based on price changes in orderly transactions for similar private investments of the same issuer. The increase in Level 3 assets is a result of equity investments made during fiscal year 2021, as well as changes in the fair value was recorded in the consolidated statement of income.
Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs and short-term financing arrangements approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, please see Note 12.
Note 6 —
Available-For-Sale
Securities
Available-for-sale
securities consist of the following interest-bearing investments:

	As of September 30, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$209,026	$—	$—	$209,026
Corporate bonds	191,445	76	1,084	190,437
U.S. government treasuries	54,987	4	239	54,752
Supranational and sovereign debt	7,479	—	26	7,453
Asset backed obligations	3,890	—	5	3,885

Total(1)	$466,827	$80	$1,354	$465,553

(1)
Available-for-sale
securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale
securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2021, $256,527 of securities were classified as short-term interest-bearing investments and $209,026 of securities were classified as cash and cash equivalents.

F-2
6

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

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

As of September 30, 2021, the immaterial unrealized losses attributable to the Company’s available-for-sale
securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were caused by expected credit loss. Based on this assessment, the Company did not recognize any credit losses in the fiscal years ended September 30, 2021 and 2020. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.
As of September 30, 2021, the Company’s
available-for-sale
securities had the following maturity dates:

Market Value
Due within one year	$226,990
1 to 2 years	19,080
2 to 3 years	58,270
3 to 4 years	94,188
Thereafter	67,025

$465,553

Note 7 — Derivative Financial Instruments
The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.
The Company’s derivatives expose it to credit risks from possible non-performance
by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $12,022 as of

F-2
7

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

September 30, 2021. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.
The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.
The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2021. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2021 for forward contracts, and based on spot rates as of September 30, 2021 for options.

Notional Value*
Foreign exchange contracts	$1,260,450

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.
The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2021 and September 30, 2020, is as follows:

	As of September 30,
	2021	2020
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$6,962	$21,153
Other noncurrent assets	3,068	1,317
Accrued expenses and other current liabilities	(70)	(2,089)

	9,960	20,381
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	4,230	3,068
Accrued expenses and other current liabilities	(3,211)	(2,813)

	1,019	255

Net fair value	$10,979	$20,636

Cash Flow Hedges
In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of September 30, 2021 is scheduled to mature within the next 12 months.

F-2
8

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

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
The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2021, 2020 and 2019, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Accumulated Other Comprehensive Income (Loss) (Effective Portion) Year Ended September 30,
	2021	2020	2019
Line item in consolidated statements of income:
Revenue	$(473)	$834	$19
Cost of revenue	20,209	4,166	(8,627)
Research and development	6,069	1,646	(2,059)
Selling, general and administrative	6,347	2,500	(2,309)

Total	$32,152	$9,146	$(12,976)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive income (loss), net of tax, is as follows:

	Year Ended September 30,
	2021	2020	2019
Net unrealized gain (loss) on cash flow hedges, net of tax, beginning of period	$18,836	$3,945	$(26,608)
Changes in fair value of cash flow hedges, net of tax	24,239	21,903	19,228
Reclassification of (gain) loss into earnings, net of tax	(29,302)	(7,012)	11,325

Net unrealized gain (loss) on cash flow hedges, net of tax, end of period	$13,773	$18,836	$3,945

Net unrealized gain (loss) from cash flow hedges recognized in other comprehensive (loss) income were $23,720, $26,408 and $20,035, or $24,239, $21,903 and $19,228, net of taxes, during the fiscal years ended September 30, 2021, 2020 and 2019, respectively.
Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of September 30, 2021, a net gain of $4,841 will be reclassified into earnings during fiscal 2022 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

F-
29

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2021, 2020 and 2019, was not material.
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
The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2021, 2020 and 2019, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income Year Ended September 30,
	2021	2020	2019
Line item in statements of income:
Cost of revenue	$4,786	$(718)	$401
Research and development	1,187	(341)	14
Selling, general and administrative	1,301	(559)	294
Interest and other expense, net	1,808	255	5,845
Income taxes	(3,125)	(679)	(528)

Total	$5,957	$(2,042)	$6,026

Note 8 — Property and Equipment, Net
The components of property and equipment, net are:

	As of September 30,
	2021	2020
Computers, related equipment and software	$1,195,787	$1,163,807
Building and land (1)	291,262	177,255
Leasehold improvements	244,858	234,777
Furniture, fixtures and other	55,353	51,831

Property and equipment, gross	1,787,260	1,627,670
Less accumulated depreciation	(1,088,492)	(1,019,719)

Property and equipment, net	$698,768	$607,951

(1)	For more details, please see also note 2.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Total depreciation expense for fiscal years 2021, 2020 and 2019, was $125,014, $117,632 and $111,387, respectively.
As of September 30, 2021 and 2020, the costs, net of accumulated depreciation of software assets developed for internal use were $165,529 and $179,837, respectively.
Note 9 — Goodwill and Intangible Assets, Net
The following table presents details of the Company’s total goodwill:

As of September 30, 2019	$2,462,835
Goodwill resulting from acquisitions (1)	118,628
Other	(2,818)

As of September 30, 2020	$2,578,645
Goodwill resulting from acquisitions (2)	104,151
Decrease in goodwill as a result of divestiture (3)	(61,396)
Other	1,244

As of September 30, 2021	$2,622,644

(1)
Mainly relates to the acquisition of Openet. In allocating the total purchase price for Openet, based on estimated fair values, the Company recorded $110,347 of goodwill, $40,409 of customer relationships to be amortized over approximately eight years, $53,614 of core technology to be amortized over five years and $2,594 of trademark to be amortized over two years.

(2)
Mainly relates to the acquisition of Sourced. In allocating the total preliminary purchase price for Sourced, based on estimated fair values, the Company recorded $80,055 of goodwill, $18,211 of customer relationships to be amortized over approximately seven years and $3,056 of core technology to be amortized over three years.

(3)	Relates to the divestiture of OpenMarket completed on December 31, 2020, please see also Note 3.
The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2021, 2020 or 2019.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The following table p
r
esents details regarding the Company’s total definite-lived purchased intangible assets:

	Gross	Accumulated Amortization	Net
September 30, 2021
Core technology	$896,149	$(777,419)	$118,730
Customer relationships	689,754	(556,716)	133,038
Other	47,540	(40,276)	7,264

Total	$1,633,443	$(1,374,411)	$259,032

September 30, 2020
Core technology	$896,814	$(735,534)	$161,280
Customer relationships	642,575	(517,670)	124,905
Other	47,540	(37,391)	10,149

Total	$1,586,929	$(1,290,595)	$296,334

The amortization expenses related to the Company’s definite-lived purchased intangible assets were $83,816, $80,777 and $94,385 for the years ended 2021, 2020 and 2019, respectively.
The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2021 is as follows:

Amount
Fiscal year:
2022	$72,119
2023	54,156
2024	45,882
2025	41,930
2026	25,505
Thereafter	19,440

Total	$259,032

Note 10 — Income Taxes
The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2021	2020	2019
Current	$176,537	$55,243	$102,391
Deferred	(50,605)	30,239	(13,950)

Income taxes	$125,932	$85,482	$88,441

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company maintained a tax receivable balance of $53,925 and $58,336 as of September 30, 2021 and 2020, respectively, which is included in Prepaid expenses and other current assets.
Deferred income taxes are comprised of the following components:

	As of September 30,
	2021	2020
Deferred tax assets:
Deferred revenue	$25,282	$25,252
Employee compensation and benefits	76,020	75,689
Intangible assets, computer software and intellectual property	75,200	18,705
Tax credits, net capital and operating loss carryforwards	156,209	142,718
Lease liabilities	50,780	71,204
Other	46,372	52,611

Total deferred tax assets	429,863	386,179
Valuation allowances	(65,550)	(69,455)

Total deferred tax assets, net	364,313	316,724

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(84,755)	(81,489)
Intangible assets, computer software and intellectual property	(109,526)	(114,772)
Lease assets	(47,822)	(69,215)
Other	(97,638)	(90,825)

Total deferred tax liabilities	(339,741)	(356,301)

Net deferred tax assets (liabilities)	$24,572	$(39,577)

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2021	2020	2019
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes (1)	15.5	14.7	15.6

Effective income tax rate	15.5%	14.7%	15.6%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

(1)	Foreign taxes for the year ended Sep 30, 2021:
In fiscal year 2021, foreign taxes included an expense of $39,596 for the estimated additional tax charge as a result of the gain from sale of a business, please see also Note 3.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Foreign
taxes in fiscal year 2021 also included a benefit of $10,933 resulting from internal structural changes in certain jurisdictions in which the Company operates.
Foreign
taxes in fiscal year 2021 also included a total amount of releases, net of additions related to prior years, of gross unrecognized tax benefits of $7,701 relating to effectively settled arrangements with tax authorities, changes in facts and circumstances resulting in a change in measurement of certain positions and expiration of the periods set forth in statutes of limitations in certain jurisdictions. The net release was offset by decrease in tax assets and as a result the net impact on income tax expense for fiscal year 2021 was not material.
Foreign taxes in fiscal year 2021 also included a benefit of $6,006 resulting from the release of valuation allowances on deferred tax assets at certain of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income.

(1)	Foreign taxes for the year ended Sep 30, 2020:
In fiscal year 2020, foreign taxes included a total amount of releases of gross unrecognized tax benefits of $47,582 relating to effectively settled arrangements with tax authorities, changes in facts and circumstances resulting in a change in measurement of certain positions and expiration of the periods set forth in statutes of limitations in certain jurisdictions. The majority of the release was offset by decrease in tax assets and increase in tax liabilities and as a result a net benefit of $14,971 was included within income tax expense for fiscal year 2020.
Foreign taxes in fiscal year 2020 also included a benefit of $15,438 resulting from the release of valuation allowances on deferred tax assets at certain of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income.
On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) to provide certain relief as a result of the
COVID-19
outbreak. Some of the key income
tax-related
provisions of the CARES Act include modification in the usage of net operating losses, interest deductions and payroll benefits. Furthermore, other governments have offered and may continue to offer support to companies who operate in those countries.
Foreign taxes in fiscal year 2020 also included a tax benefit of $4,964 resulting from tax enactments related to the
COVID-19
in certain jurisdictions.

(1)	Foreign taxes for the year ended Sep 30, 2019:
In fiscal year 2019, foreign taxes included a benefit of $
26,529
that was primarily attributable to the expiration of the periods set forth in statutes of limitations and to a lesser extent from the conclusions of tax audits related to unrecognized tax benefits accumulated over several years in certain jurisdictions.
Foreign taxes in fiscal year 2019 also included a benefit of $12,650 resulting from the release of valuation allowances on deferred tax assets at certain of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income.
As of September 30, 2021 and 2020, the Company continues to indefinitely reinvest certain undistributed earnings of its foreign subsidiary and as a result has not recorded deferred tax liabilities in an amount of $28,795.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

During fiscal year 2021, the net decrease in valuation allowances was $3,905
. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2021, the Company had tax credits, net capital and operating loss carryforwards of $
756,414
of which $
170,430
have expiration dates
through 2041, and the remainder do not expire.
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
The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2021	2020	2019
Balance at beginning of fiscal year	$168,186	$169,322	$187,646
Additions based on tax positions related to the current year	25,662	23,154	19,530
Additions for tax positions of prior years	23,849	23,292	27,558
Reductions for tax positions of prior years	(7,467)	(15,214)	(2,578)
Settlements with tax authorities (1)	(10,245)	(29,400)	(37,672)
Lapse of statute of limitations	(4,789)	(2,968)	(25,162)

Balance at end of fiscal year	$195,196	$168,186	$169,322

(1)
The changes in the year ended September 30, 2021, in the balance of the Company’s gross unrecognized tax benefits that relate to settlements with tax authorities is $10,245, the majority of which was offset by decrease in Tax Receivables and Deferred Tax Assets.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $195,196 as of September 30, 2021, and $168,186 as of September 30, 2020, all of which would affect the effective tax rate if realized.
The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2021, the Company had accrued $
25,011
in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $
9,199
was recognized in the statements of income in fiscal year 2021, net of interest and penalty reversals. As of September 30, 2020, the Company had accrued $
15,812
in income taxes payable for interest and penalties relating to unrecognized tax benefits. Total amount of interest and penalty releases, net that was recognized in the statements of income in fiscal year 2020 was $
15,396
.
The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2021, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.
It is reasonably possible that the amount of unrecognized tax benefits may decrease by up to $3,559 during fiscal year 2022 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Note 11 — Repurchase of Shares
From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On November 12, 2019, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to
$800,000
of the Company’s outstanding ordinary shares with no expiration date. The November 2019 plan permitted the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. On May 12, 2021, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1,000,000 of the Company’s outstanding ordinary shares with no expiration date. The May 2021 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. In September 2021, the Company completed the repurchase of the remaining authorized amount of ordinary shares under the November 2019 plan and initiated repurchases of the Company’s outstanding ordinary shares pursuant to the May 2021 plan. In the year ended September 30, 2021, the Company repurchased 9,036 ordinary shares at an average price of $75.24 per share (excluding broker and transaction fees). As of September 30, 2021, the Company had remaining authority to repurchase up to $998,484 of its outstanding ordinary shares under the May 2021 plan.
Note 12 — Financing Arrangements
In December 2011, the Company entered into the unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. In March 2020, the Company drew an aggregate of $300,000 under the Revolving Credit Facility and repaid it in full in June 2020 in connection with the issuance of our Senior Notes. As of September 30, 2021, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.
In addition, unassociated with the Revolving Credit Facility discussed above, in the second quarter of fiscal year 2020, the Company entered into a $50,000 short-term loan and repaid it in full in June 2020 in connection with the issuance of our Senior Notes. In May 2020 the Company entered into an additional $100,000 one year loan which was repaid in full in May 2021.
In June 2020, the Company issued an aggregate principal amount of $
650,000
in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of
2.538

percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. The Company incurred issuance costs of
 $
6,121
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
The total interest expenses recognized in connection of the Senior Notes for the year ended September 30, 2021 were $17,034. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and was $4,815 as of September 30, 2021. As of September 30, 2021, the noncurrent outstanding principal portion was $650,000.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The total estimated fair value of the Senior Notes as of September 30, 2021 was $651,112. The fair value was determined based on the closing trading price of Senior Notes as of September 30, 2021 and is deemed a Level 2 liability within the fair value measurement framework.
As of September 30, 2021, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $78,084. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.
Note 13 — Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2021	2020
Ongoing accrued expenses	$206,905	$217,133
Project-related provisions	125,612	121,658
Taxes payable	34,717	25,739
Dividends payable(1)	44,956	43,084
Derivative instruments(2)	3,281	4,902
Other	196,832	181,092

	$612,303	$593,608

(1)	The amounts payable as a result of the August 4, 2021 and the August 5, 2020 dividend declarations, please see Note 19 to the consolidated financial statements.
(2)	Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments, please see Note 7 to the consolidated financial statements.
Note 14 — Interest and other expense, net
Interest and other expense, net, consists of the following:

	Year Ended September 30,
	2021	2020	2019
Interest income	$(4,822)	$(4,233)	$(6,225)
Interest expense (1)	21,275	10,427	3,911
Foreign exchange loss	1,110	3,382	7,860
Other, net	(6,766)	1,860	(3,687)

	$10,797	$11,436	$1,859

(1)	For further details, please see Note 12 to the consolidated financial statements.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Note 15 — Leases
As discussed in Note
2
, the Company adopted ASU
No. 2016-02,
“Leases”,
the operating lease expense is recorded on a straight-line basis over the lease term.
Lease costs were as follows
:

	Year Ended September 30,
	2021	2020
Total net lease cost (1)	$97,169	$91,025

(1)	Variable lease cost is immaterial.
Supplemental information related to operating lease transactions was as follows:

	Year Ended September 30,
	2021	2020
Lease liability payments	$79,028	$88,272
Lease assets obtained in exchange for liabilities	$14,580	$87,820

	As of September 30,
	2021	2020
Weighted average remaining lease term — Operating leases	6.4 Years	6.8 Years
Weighted average discount rate — Operating leases	3.7%	3.5%
The following maturity analysis presents future undiscounted cash outflows for operating leases as of September 30, 2021:

For the year ended September 30,
2022	$66,791
2023	44,187
2024	34,473
2025	28,173
2026	22,814
Thereafter	86,134

Total lease payments	$282,572
Less: imputed interest	(45,952)

Present value of lease liabilities	$236,620

As of September 30, 2021 and September 30, 2020, the Company had no material finance leases.
Rent expense per prior lease accounting (ASC 840), net of sublease income was approximately $65,692 for fiscal year 2019.
Note 16 —Contingencies and Commitments
Legal Proceedings
The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.
In April 2021, two separate lawsuits alleging violations of the federal securities laws and pursuing remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule
10b-5
promulgated thereunder, were filed against the Company and certain of its current and former officers (
Glover v. Amdocs Ltd., et. al,
4:21-cv-00418,
E.D. Mo. and Marn v. Amdocs Ltd. et. al,
2:21-cv-03078-CAS-PVC,
C.D. Ca.
). In June 2021, the two federal securities lawsuits against the Company were voluntarily dismissed without prejudice as to all defendants and no other litigation with respect to the allegations in those actions is pending.
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
The Company generally offers its products with a limited warranty. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been incurred after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2021, 2020 and 2019.
The Company generally indemnifies its customers against claims made by third parties arising from the use of the Company’s software and certain other matters. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.
Note 17 — Employee Benefits
The Company accrues severance pay mainly for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability amounted to $298,044 and $270,985 as of September 30, 2021 and 2020, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $233,749 and $211,566 as of September 30, 2021 and 2020, respectively, and are included in other noncurrent assets. The accrued severance expenses were $35,015, $33,354 and $33,355 for fiscal years 2021, 2020 and 2019, respectively.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company sponsors defined contribution plans covering certain employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal years 2021, 2020 and 2019 under such plans were not material compared to total operating expenses.
The Company maintains
non-contributory
defined benefit plans that provide for pension, other retirement and post-employment benefits for certain employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated
on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees, discount rate, inflation and expected health care costs. The fair value of the employee benefit plans’ assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experienced gains and losses. The Company recognized the funded status of such plans in the balance sheet. The pension and other benefits costs related to the non-contributory
defined benefit plans were immaterial in fiscal years 2021, 2020 and 2019.
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
s ordinary shares, as well as changes during the fiscal year ended September 30, 2021:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2020	5,716	$60.26
Granted	62	60.77
Exercised	(1,541)	57.81
Forfeited	(249)	63.63

Outstanding as of September 30, 2021(1)	3,988	$61.00

Exercisable as of September 30, 2021(1)	2,119	$57.55

(1)	As of September 30, 2021, the weighted average remaining contractual life of outstanding and exercisable options was 6.42 and 5.40 years, respectively.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The following table summarizes information relating to awards of restricted shares, as well as changes during the fiscal year ended September 30, 2021:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2020	1,097	$66.57
Granted	1,032	66.83
Vested	(426)	65.40
Forfeited	(116)	67.84

Outstanding as of September 30, 2021	1,587	$66.96

The total intrinsic value of options exercised during fiscal years 2021, 2020 and 2019 was $27,023, $31,220 and
$
13,081, respectively.
The value of restricted shares vested during fiscal years 2021, 2020 and 2019 was $28,682, $28,727 and $28,430, respectively.
The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2021 was $58,644 and $38,482, respectively.
Employee
equity-based compensation
pre-tax
expense for the years ended September 30, 2021, 2020 and 2019 was as follows:

	Year Ended September 30,
	2021	2020	2019
Cost of revenue	$22,691	$20,005	$19,879
Research and development	4,021	3,058	2,714
Selling, general and administrative	27,537	19,371	15,957

Total	$54,249	$42,434	$38,550

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30,
	2021	2020	2019
Risk-free interest rate(1)	0.30%	1.41%	2.64%
Expected life of stock options(2)	4.50	4.50	4.50
Expected volatility(3)	21.3%	17.3%	17.8%
Expected dividend yield(4)	2.22%	1.75%	1.82%
Fair value per option	$7.82	$8.85	$9.13

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on blended volatility.
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Note 19 — Dividends
The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2021, 2020 and 2019:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date

August 4, 2021	$0.36	September 30, 2021	$44,956	October 29, 2021
May 12, 2021	$0.36	June 30, 2021	$45,580	July 23, 2021
February 2, 2021	$0.36	March 31, 2021	$45,958	April 23, 2021
November 10, 2020	$0.3275	December 31, 2020	$42,850	January 22, 2021
August 5, 2020	$0.3275	September 30, 2020	$43,084	October 23, 2020
May 7, 2020	$0.3275	June 30, 2020	$43,568	July 24, 2020
February 4, 2020	$0.3275	March 31, 2020	$43,723	April 24, 2020
November 12, 2019	$0.285	December 31, 2019	$38,357	January 24, 2020
August 7, 2019	$0.285	September 30, 2019	$38,413	October 25, 2019
May 14, 2019	$0.285	June 28, 2019	$38,730	July 19, 2019
February 5, 2019	$0.285	March 29, 2019	$39,084	April 19, 2019
November 8, 2018	$0.250	December 31, 2018	$34,755	January 18, 2019

The amounts payable as a result of the August 4, 2021, August 5, 2020 and August 7, 2019 declarations were included in accrued expenses and other current liabilities as of September 30, 2021, 2020 and 2019, respectively.
On November 2, 2021, the Company’s Board of Directors approved quarterly dividend payment of $0.36 per share, and set December 31, 2021 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 28, 2022.
On November 2, 2021, the Company’s Board of Directors also approved, subject to shareholder approval at the January 2022 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.395 per share, anticipated to be paid in April 2022.

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Note 20 — Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2021	2020	2019
Numerator:
Net income	$688,374	$497,840	$479,446
Net income and dividends attributable to participating restricted shares	(7,052)	(3,663)	(3,295)

Numerator for basic earnings per common share	$681,322	$494,177	$476,151

Undistributed income allocated to participating restricted shares	5,199	2,417	2,252
Undistributed income reallocated to participating restricted shares	(5,167)	(2,406)	(2,240)

Numerator for diluted earnings per common share	$681,354	$494,188	$476,163

Denominator:
Weighted average number of shares outstanding — basic	128,495	133,590	137,418
Weighted average number of participating restricted shares	(1,316)	(983)	(944)

Weighted average number of common shares — basic	127,179	132,607	136,474

Effect of dilutive stock options granted	789	642	691

Weighted average number of common shares — diluted	127,968	133,249	137,165

Basic earnings per common share	$5.36	$3.73	$3.49

Diluted earnings per common share	$5.32	$3.71	$3.47

For the fiscal years ended September 30, 2021, 2020 and 2019, 858, 2,634 and 3,547 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and therefore were not included in the calculation of diluted earnings per share.
Note 21 — Segment Information and Sales to Significant Customers
The Company and its subsidiaries operate in one operating segment, providing software products and services for the communications, entertainment and media industry service providers.

F-4
3

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Geographic Information
The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

	Year Ended September 30,
	2021	2020	2019
Revenue
North America (mainly United States)	$2,791,472	$2,720,911	$2,582,719
Europe	622,780	613,751	598,731
Rest of the world	874,388	834,377	905,219

Total	$4,288,640	$4,169,039	$4,086,669

	As of September 30,
	2021	2020
Long-lived Assets (1)
Europe	$182,746	$211,292
North America	94,149	104,918
Rest of the world:
Israel (2)	358,329	237,561
India	48,326	38,706
Others	15,218	15,474

Total	$698,768	$607,951

(1)	Property and equipment, net.
(2)	For more details, please see also note 2 .
Revenue by nature of activities

	Year Ended September 30,
	2021	2020	2019
Managed services arrangements	$2,546,330	$2,398,691	$2,246,279
Others	1,742,310	1,770,348	1,840,390

Total	$4,288,640	$4,169,039	$4,086,669

Sales to Significant Customers
The following table summarizes the percentage of sales to significant customer groups which accounted for at least ten percent of its total revenue in each of fiscal years 2021, 2020 and 2019.

	Year Ended September 30,
	2021	2020	2019
Revenue
Customer 1	25.0%	25.8%	23.4%

Customer 2 (**)	19.1%	12.1%	(*)

AMDOCS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

*	Represents an amount of less than 10%.
**	Starting April 1, 2020, following the merger of two significant customers, their respective revenue was consolidated. See also ITEM 5 — “The Amdocs Offerings.”
Note 22 — Selected Quarterly Results of Operations (Unaudited)
The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2021
Revenue	$1,087,309	$1,066,254	$1,048,734	$1,086,343
Operating income	154,330	154,919	149,244	140,200
Net income	123,525	146,150	119,067	299,632
Basic earnings per share	0.98	1.15	0.92	2.29
Diluted earnings per share	0.97	1.14	0.91	2.28
2020
Revenue	$1,052,948	$1,026,201	$1,047,933	$1,041,957
Operating income	146,938	147,531	156,712	143,577
Net income	134,463	120,407	127,038	115,932
Basic earnings per share	1.02	0.90	0.95	0.86
Diluted earnings per share	1.01	0.90	0.94	0.85

F-4
5

AMDOCS LIMITED
Financial Statement Schedule
VALUATION AND QUALIFYING ACCOUNTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

	Accounts Receivable Allowances		Valuation Allowances on Net Deferred Tax Assets
Balance as of September 30, 2018	$21,211		$112,727
Charged to costs and expenses	22,260		1,009
Charged to other accounts	2,406		6,008	(1)
Deductions	(9,756	)(3)	(34,211	)(2)

Balance as of September 30, 2019	36,121		85,533
Charged to costs and expenses	18,465		8,521
Charged to other accounts	(3,523)		1,005	(1)
Deductions	(27,644	)(5)	(25,604	)(4)

Balance as of September 30, 2020	23,419		69,455
Charged to costs and expenses	10,345		6,382
Charged to other accounts	156		3,720	(1)
Deductions	(13,855	)(7)	(14,007	)(6)

Balance as of September 30, 2021	$20,065		$65,550

(1)	Includes valuation allowances on deferred tax assets incurred in connection with an acquisition.

(2)
$7,588 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(3)	$3,539 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.

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

(6)
$1,557 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(7)	$8,486 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.

F-4
6