Form 20-F
period 2022-09-30
AMDOCS LTD
filed 2022-12-13
CIK 1062579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2022
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
Hirzel House, Smith Street,
St. Peter Port, Guernsey, GY1 2NG
Amdocs, Inc.
625 Maryville Centre Drive, Suite 200 Saint Louis, Missouri 63141
(Address of principal executive offices)
Matthew E. Smith
Amdocs, Inc.
625 Maryville Centre Drive, Suite 200 Saint Louis, Missouri 63141
Telephone:
314-212-7000
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

Title of Class	Number of Shares Outstanding (1)
Ordinary Shares, par value £0.01	120,842,660

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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).
Yes  ☐            No  ☒

(1)
Net of 163,557,588 shares held in treasury. Does not include 2,885,444 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our stock option plan or by companies we have acquired.

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2022 as “fiscal 2022” or “fiscal year 2022.”

We own, have rights to or use trademarks or trade names in conjunction with the sale of our products and services, including Amdocs™, CES™ and Make it Amazing™, among others.

Forward-Looking Statements

This Annual Report on Form 20-F contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect,” “anticipate,” “believe,” “seek,” “estimate,” “project,” “forecast,” “continue,” “potential,” “should,” “would,” “could,” “intend” and “may,” and other words that convey uncertainty of future events or outcome. Statements that we make in this Annual Report that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report on Form 20-F.

Important factors that may affect these projections or expectations include, but are not limited to: the effects of macro-economic conditions, prevailing level of macro-economic, business, and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, changes in competition in markets in which we operate; changes in the demand for our products and services; the loss of a significant customer; consolidation within the industries in which our customers operate; our ability to derive revenues in the future from our current research and development efforts; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these and other important factors, and other risks, please read the information set forth below under the caption “Risk Factors.”

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

An outbreak of a novel strain of the coronavirus, COVID-19, was recognized as a pandemic by the World Health Organization on March 11, 2020. This COVID-19 outbreak initially severely restricted the level of economic activity around the world. In response to this outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. In addition, temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily.

During the past two years, we have adjusted our work environment and our work model several times in order to comply with the applicable changing governmental guidelines and to ensure our employees, customers and partners’ health and safety. During the first months of the COVID-19 pandemic, we reduced workforce density at our offices by requiring employees to work from home and also limited business travel. Leveraging our cloud-based technology, we used remote-connectivity and collaboration tools and technology to continue servicing our customers, allowing operations to be largely uninterrupted. Towards the end of fiscal year 2020, with the rollout of the COVID-19 vaccines, we began bringing employees back to the office on a region-by-region basis where appropriate given local conditions. Since then, and as part of the ongoing care to our employees, customers and partners’ health and safety, we have further adjusted our work environment during temporary resurgence of infection rates and changing governmental guidelines. We continue to monitor all local governments’ guidelines and may further adjust such working environments or take any other action as needed, with the health and safety of our employees, customers and partners being our top priority. In addition, requirements related to COVID-19 safety precautions, including vaccine mandates of varying scope and applicability, may apply to our operations in various jurisdictions. Failure to comply with the applicable requirements may result in governmental penalties and loss of business, which could have an adverse effect on our business and results of operations.

Given the uncertainty regarding the extent to which the COVID-19 pandemic will continue to affect the global economy, the related financial impact on our business cannot be accurately predicted at this time, but the pandemic and actions taken in response to the pandemic could materially adversely impact our business, results of operations and financial results. For example, negative economic conditions may cause customers generally to reduce their spending, delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating or terminating existing agreements.

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

Downturns in the business climate for communications companies have in the past resulted in slower customer buying decisions and price pressures that adversely affected our ability to generate revenue. Macro-economic conditions, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on our customers’ businesses and levels of business activity, may have a negative impact on our business by decreasing our new customer engagements and the size of initial spending commitments under those engagements, as well as decreasing the level of demand and expenditures by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions arise in the future, our business may be harmed.

If we fail to adapt to changing market conditions and cannot compete successfully with existing or new competitors, our business could be harmed.

We may be unable to compete successfully with existing or new competitors, particularly as we expand into new market segments. Our failure to adapt to changing market conditions, new market segments such as 5G and the cloud, and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for the managed services we provide to customers under long-term service agreements. These managed services include management of data center operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation, cloud environment management and management of end-to-end IT processes for the business and operations of our customers.

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

A number of our competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their abilities to address the needs of our existing or prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings, or may themselves be acquired by larger companies with more resources and ability to leverage existing business relationships. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. Additionally, our competitors are increasingly able to offer services related to their software, platform and other solutions that require integration with their other existing services. These more integrated services may represent more attractive alternatives to customers than some of our software products and services. We cannot assure you that we will be able to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, our results of operations and financial condition may be adversely affected.

If we do not continually enhance our products and service offerings, introduce new products and features and adopt and monetize new technologies and methodologies in the marketplace, we may have difficulty retaining existing customers and attracting new customers.

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services, to introduce new products, services and features to meet the requirements of our customers, and to adopt and leverage new technologies and methodologies such as 5G, cloud, microservices- based architecture, DevSecOps, automation, and artificial intelligence, in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our products, services and development methodologies and tools. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products, services and technology may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

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

If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data, our IT systems, or our customers’ IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable and it may materially affect our business and result in potential legal liability.

Our products and services, including our cloud offerings, store, retrieve, and manage our customers’ information and data, as well as our own data. We have a reputation for secure and reliable product offerings and related services and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external data that we manage. Despite our efforts to implement security measures, we cannot guarantee that our systems are fully protected from vulnerabilities related to IT-related viruses, worms and other malicious software programs, attacks, break-ins and similar disruptions from unauthorized tampering by computer hackers and others. Cybersecurity threats are constantly expanding and evolving, thereby increasing the difficulty of detecting and defending against them. For example, we might not discover a security breach or a loss of information for a significant amount of time after the breach, and might not be able to anticipate attacks or implement sufficient mitigating measures. Also, due to geopolitical conflicts (such as the current conflict between Russia and Ukraine), we and our third-party vendors and customers are vulnerable to a heightened risk of cybersecurity attacks, “phishing” attacks, viruses, malware, ransomware, hacking or similar breaches from nation-state actors. Such cybersecurity incidents could include, but are not limited to, an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. “Phishing” and other types of attempts to obtain unauthorized information or access are often sophisticated and difficult to detect or defeat. In particular, ransomware attacks are becoming increasingly prevalent and can lead to significant reputational harm, loss of data, operational disruption, and significant monetary loss. Organized criminals, nation state threat actors, and motivated hacktivists that target us have the possibility of impacting our systems, networks, data and business operations. In order to properly recover from a ransomware attack, extortion payments are demanded by threat actors; however, we may be unwilling or unable to make payments of this nature based on laws and regulations that may apply. In addition, security measures in our products and services may be penetrated or bypassed by computer hackers and others who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks, data or systems. These actors may use a wide variety of methods, which may include developing and deploying malicious software to attack our products and services and gain access to our networks and datacenters, using social engineering techniques or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. This is also true for third party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner or employee error or malfeasance and third parties may attempt to fraudulently induce customers, partners, employees or suppliers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Our exposure to cyber security and data privacy breach incidents may increase due to a large number of employees working remotely. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information, of ours, our partners or our customers.

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

Any of the events described above could cause our customers to make claims against us for damages allegedly resulting from a security breach or service disruption, which could adversely affect our business, results of operations and financial condition.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve rapidly and may be inconsistent from jurisdiction to jurisdiction; we will need to expend time and resources to ensure compliance with these evolving regulations, and failure to understand and comply with these regulations can have an impact on our results of operations and financial condition. For example, the General Data Protection Regulation (GDPR) went into effect in the European Union (EU) on May 25, 2018. The GDPR regulates the processing of personal data originated in the EU and its transfer out of the EU and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR also affects our role as product developers, as we are required to adopt “privacy by design” principles in order to address our customers’ need to apply privacy adequate solutions when handling their subscribers’ data. Complying with the GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Additionally, new local privacy laws have been enacted recently as part of an overall trend, including in Brazil. In the United States, there have been proposals for federal privacy legislation and state-level privacy laws have also recently been enacted, including the California Consumer Privacy Act (and its successor the California Privacy Rights Act that will go into effect on January 1, 2023), the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act, and the Utah Consumer Data Protection Act (which, respectively, are scheduled to take effect in January, June, July and December 2023). Other states, such as Illinois, Massachusetts, New York and Nevada, have adopted more narrowly focused privacy or cybersecurity laws but may pass more comprehensive legislation in the future. In addition, Guernsey has introduced legislation similar in form to the GDPR, the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended), which applies globally in a similar fashion as the GDPR to our activities conducted from and within Guernsey. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure, and could affect our ability to retain and attract customers.

We rely on third-party vendor relationships to deliver our business, which exposes us to supply disruptions, cost increases, and cyberattacks.

We are reliant on third-party vendors in the provision of our services, including our expanding cloud services. Failure by any of our third-party vendors could interrupt our operations and the delivery of our solutions, and/or significantly increase costs as we transition to a new vendor. Similarly, if any of these third- party vendors would decide to significantly increase costs, it could have an adverse financial impact on our business, as it may require us to shift to a competing solution or redesign our solutions which might take considerable time, effort and money. Further, if a third party were to experience a material breach of its information technology systems which results in the unauthorized access, theft, use, destruction, or unauthorized disclosures of customers’ or employees’ data or confidential information of the Company stored in such systems, including through cyberattacks or other external or internal methods, it could result in a material loss of revenues from the potential adverse impact on our reputation, our ability to retain or attract new customers, potential disruption or loss of services from the vendor and disruption to our business. Such a breach could also result in contractual claims, and could lead to our being named as a party in consumer litigation brought by or on behalf of impacted individuals. For more information on risks related to cybersecurity and data privacy, please see “Risk Factors — If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data, our IT systems, or our customers’ IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable and it may materially affect our business and result in potential legal liability.”

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

Developing software and digital products is expensive and the investment in the development of these products often involves a long return on investment cycle. An important element of our corporate strategy is to continue to make significant investments in research and development and related products and service opportunities both through internal investments and the acquisition of intellectual property, including from companies that we have acquired. Accelerated products and service introductions and short software and hardware life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position.

However, we cannot guarantee that we will receive significant revenues from these investments for several years, if at all.

Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers, or a significant decrease in business from any such customer, could harm our results of operations.

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 27% and 25% of our revenue in fiscal years 2022 and 2021, respectively. In fiscal years 2022 and 2021, our next largest customer, T-Mobile, accounted for 20% and 19% of our revenue, respectively. For each of AT&T and T-Mobile we provide multiple services, run multiple activities and have a large portion of the business under our managed services. We cannot assure you that our revenues from AT&T, T-Mobile or any of our significant customers will remain the same or grow in future years. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 70% of our revenue in fiscal year 2022 and 69% in fiscal year 2021. The loss of any significant customer, including as a result of industry consolidation involving our customers, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances (such as financial condition and market position) or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

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

We seek to acquire companies or technologies and enter into new strategic partnerships and alliances, and cannot assure you that these activities will enhance our products and services or strengthen our competitive position, and they may adversely affect our results of operations.

It is a part of our business strategy to pursue acquisitions and other initiatives, including new strategic partnerships and alliances, in order to offer new products or services or otherwise enhance our market position or strategic strengths. Consistent with this strategy, in recent years we have completed numerous acquisitions and partnerships and we are actively evaluating potential new opportunities, some of which could be significant, stand alone or in the aggregate. In the future, we intend to continue expanding our portfolio of products, services and technologies that we believe will advance our business strategy through acquisitions and strategic partnerships. However, we may not be able to identify suitable future candidates, consummate them on favorable terms or complete otherwise favorable acquisitions or partnerships because of antitrust, regulatory or other concerns. For instance, some countries, including the United States and countries in Europe and the Asia-Pacific region, are considering or have adopted restrictions on transactions involving foreign investments. Also, the effects of macro-economic conditions, prevailing level of macro-economic, business, and operational uncertainty may impact our ability to grow acquired entities, which could result in reduction of their valuations. In addition, geopolitical conflicts and political instability may also result in further scrutiny and more complex approval processes over international transactions in countries where we operate. We cannot assure you that the acquisitions we have completed, strategic partnerships or alliances that we established, or any future acquisitions, partnerships or alliances that we may make, will enhance our products and services or strengthen our competitive position. Due to the multiple risks and difficulties associated with such activities, there can be no assurance that we will be successful in achieving our expected strategic, operating, and financial goals for any such acquisition, partnership or alliance.

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

Our business operations depend in large part on our ability to attract, hire, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis, particularly as we expand into new market segments such as 5G and the cloud. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees, consultants and other professionals. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time may require us to attract and train additional IT professionals at a rapid rate.

We may face difficulties identifying and hiring qualified personnel and, in particular, we may face difficulties in our ability to attract and retain employees with technical and project management skills, including those from developing countries. Although we are heavily investing in training our new employees, we may not be able to train them rapidly enough to meet the increasing demands on our business, particularly in light of high attrition rates in some regions where we have operations. Additionally, there is increasing competition for talent in the technology sector that is driven by the accelerated push toward digital initiatives and such increasing competition is currently expected to grow. Thus, our inability to hire, train and retain the appropriate personnel could further increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new customer contracts. In particular, wage costs in lower- cost markets where we have historically added personnel, such as India, are increasing and we may need to continue increasing the levels of our employee compensation more rapidly than in the past to remain competitive.

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

At times, we have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue to occur. Fluctuations may result from many factors, including:

•	the size, timing and pace of progress of significant customer, projects license and service fees, and sales of partners’ software and hardware;

•	delays in or cancellations of significant projects and activities by customers;

•	changes in operating expenses;

•	increased competition;

•	changes in our strategy;

•	personnel changes;

•	foreign currency exchange rate fluctuations;

•	penetration of new markets, regions, customers and domains; and

•	general economic and political conditions, including the current macroeconomic uncertainty and the continuous effect of the COVID-19 pandemic.

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

Our cash, cash equivalents and short-term interest-bearing investments totaled $ 818 million, as of September 30, 2022. Our short-term investments consist primarily of bank deposits, money market funds, corporate bonds, U.S. government treasuries and municipal bonds. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.

Declines in the financial condition of banks or other global financial institutions may adversely affect our normal financial operations.

We may be exposed to the credit risk of customers that have been adversely affected by adverse business conditions.

We typically sell our software and related services as part of long-term projects and arrangements. During the life of a project or arrangement, a customer’s budgeting constraints or other financial difficulties can impact the scope of such project or arrangement as well as the customer’s requirements and ability to make payments or comply with other obligations with respect to such project or arrangement. In addition, adverse general business conditions, as well as the risk that some of our customers may be highly leveraged and exposed to the recent rising in the costs of funding given increasing interest rates, may adversely affect our customers or degrade the creditworthiness of our customers over time, and we can be adversely affected by bankruptcies, incapability by our customers to raise sufficient funding for their operations or other business failures.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide.

We are affected by risks associated with conducting business internationally. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States, and have operations in North America, Europe, Eurasia, Israel, Latin America, Africa and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America, we obtain significant revenue from customers in Europe, the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European customer bases and to continue to expand into international markets, including emerging markets, such as those in Latin America, Africa, Eurasia, India, Southeast Asia and the Middle East. Conducting business internationally exposes us to certain risks inherent in doing business in numerous markets, including:

•	lack of acceptance of non-localized products or services and other related services;

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions, including those applicable to employees and the terms of employment;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles;

•	difficulties in collecting accounts receivable, converting local currencies or withholding taxes;

•	capital restrictions that limit the repatriation of earnings;

•	trade barriers;

•	challenges in complying with complex foreign and U.S. laws and regulations, including communication laws, trade sanctions, export controls, and privacy regulations;

•	political instability and threats of terrorism, including the geopolitical conflict between Russia and Ukraine;

•	currency exchange rate fluctuations;

•	hyper inflation;

•	foreign ownership restrictions;

•	regulations on the transfer of funds to and from foreign countries;

•	the lack of well-established or reliable legal systems in some countries;

•	variations in effective income tax rates and tax policies among countries where we conduct business; and

•	climate change and the related political and economic effects.

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

In addition, our brand and reputation are also associated with our public commitments to various environmental, social and governance (ESG) initiatives, including our goals for sustainability and inclusion and diversity. Our disclosures on these matters and any failure to achieve our commitments, could harm our reputation and adversely affect our customer relationships or our recruitment and retention efforts. In addition, positions we take or do not take on social issues may be unpopular with some of our employees or with our customers or potential customers, which may in the future impact our ability to attract or retain employees or customers.

As we continue to develop our business internationally, including in emerging markets, we face increasing challenges that could adversely impact our results of operations, reputation and business.

As we continue our efforts to expand our business internationally, including in emerging markets such as those in Latin America, Africa, Eurasia, India ,Southeast Asia and the Middle East, we face a number of challenges. These challenges include those related to more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, inadvertent breaches of local laws or regulations and difficulties in recruiting sufficient personnel with appropriate skills and experience. In addition, local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

Our international operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

Although we have operations throughout the world, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating costs are denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. As we conduct business internationally, fluctuations in exchange rates between the U.S. dollar and the currencies not denominated in, or linked to, the U.S. dollar in which revenues are earned or costs are incurred may have a material adverse effect on our results of operations and financial condition. From time to time, we may experience increases in the costs of our operations outside the United States, as expressed in dollars, as well as decreases in revenue not denominated in, or linked to, the U.S. dollar, each of which could have a material adverse effect on our results of operations and financial condition.

As a result of macro-economic conditions, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, foreign exchange rates fluctuation may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur. Due to volatility in foreign exchange rates during the height of the financial crisis in fiscal 2008, for example, we recognized higher than usual foreign exchange losses under interest and other expense, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with the global economic turbulence. Although we enhanced our hedging strategies since then, we believe that foreign exchange rates may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur.

Our policy is to hedge significant net exposures in the major foreign currencies in which we operate, and we generally hedge our net currency exposure with respect to expected revenue and operating costs and certain balance sheet items. We do not hedge all of our currency exposure, including for currencies for which the cost of hedging is prohibitively expensive. We cannot assure you that we will be able to effectively limit all of our exposure to foreign exchange rate fluctuations.

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

Of the development centers we maintain worldwide, two of our largest development centers are located in Israel and India. In Israel, the centers are located in several different sites and, generally, no more than 20% of our workforce is located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We maintain contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to several of our other sites both within and outside of Israel. Implementation of these plans could disrupt our operations and cause us to incur significant additional expenditures, which could adversely affect our business and results of operations.

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

In recent years, we have expanded our operations internationally, particularly in India, Southeast Asia and Latin America. Conducting business in these and other regions or countries involves unique challenges, including political instability, threats of terrorism, the transparency, consistency and effectiveness of business regulation, business corruption, the protection of intellectual property, and the availability of sufficient qualified local personnel. Any of these or other challenges associated with operating in these countries may adversely affect our business or operations. Terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region, including the COVID-19 pandemic and government responses thereto.

If we are unable to protect our proprietary technology from misappropriation or enforce our intellectual property rights, our business may be harmed.

Any misappropriation of our technology or the development of competitive technology could seriously harm our business. Our software and software systems are largely comprised of software and systems we have developed or acquired and that we regard as proprietary. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, non-disclosure agreements and other methods to protect our proprietary rights. We enter into non-disclosure and confidentiality agreements with our customers, workforce and marketing representatives and with certain contractors with access to sensitive information, and we also limit customer access to the source codes of our software and our software systems. We have undertaken, and will continue to undertake, appropriate actions to protect our technology. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours.

Intellectual property laws are complex and subject to change, and existing trade secret, copyright, trademark and patent laws offer only limited protection. For example, there is uncertainty concerning the scope of patent and other intellectual property protection, including for software and business methods. Even where we obtain intellectual property protection, the steps we have taken to protect our proprietary rights may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. In addition, the laws of some foreign countries do not protect our proprietary technology or allow enforcement of confidentiality covenants to the same extent as the laws of the United States.

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

There can be no assurance that our effective tax rate of 15.3% for the year ended September 30, 2022 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Any changes in tax laws could have an adverse impact on our financial results.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 137 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises. Guernsey is one of the 137 jurisdictions which has agreed in principle to enforce the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate might increase their audit activity and might seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. In addition, following the screening by the EU Code of Conduct Group on Business Taxation (“COCG”) of third-country jurisdictions to assess their compliance for tax purposes, Guernsey was found to be a co-operative jurisdiction. However, the COCG has requested that Guernsey, along with a number of other jurisdictions, take further steps to ensure that its tax system does not facilitate offshore structures which attract profits without real economic activity. Legislation introducing economic substance requirements for companies in the Crown Dependencies was approved by the respective parliaments in December 2018 and amended and updated with effect from June 30, 2021. The legislation applied initially to all companies resident for tax purposes in the Crown Dependencies and was effective for accounting periods commencing on or after January 1, 2019. The most recent amendments extended the legislation to include partnerships but did not make material changes to the substance requirements applicable to Guernsey tax resident companies. The regulations require entities, including companies and partnerships, to demonstrate that they have sufficient substance in Guernsey via a series of requirements, or tests. Amdocs is monitoring the developments closely to ensure that the Company is compliant with the various requirements.

Risks Related to Our Indebtedness

There are risks associated with our outstanding and future indebtedness.

As of September 30, 2022, we had an aggregate of $650 million of outstanding indebtedness and we may incur additional indebtedness in the future. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.

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

The market price of our ordinary shares has from time to time fluctuated widely and may continue to do so. Many factors could cause the market price of our ordinary shares to rise and fall, including:

•	market conditions in the industry and the economy as a whole, including the current trends in the global markets and the continuing effect of the COVID-19 pandemic;

•	variations in our quarterly operating results;

•	changes in our backlog levels;

•	announcements of technological innovations by us or our competitors;

•	announcements by any of our key customers;

•	introductions of new products and services or new pricing policies by us or our competitors;

•	trends in the communications, media or software industries, including industry consolidation;

•	acquisitions or strategic alliances by us or others in our industry;

•	changes in estimates of our performance or recommendations by financial analysts, institutions and other market professionals;

•	changes in our shareholder base; and

•	political developments in the Middle East or other areas of the world.

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

The executive offices of our principal subsidiary in the United States are located at 625 Maryville Centre Drive, Suite 200 Saint Louis, Missouri 63141 and the telephone number at that location is +1-314-212-7000.

Our website address is www.amdocs.com. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

Our subsidiaries are organized under and subject to the laws of several countries. Our principal operating subsidiaries are in Canada, Cyprus, India, Ireland, Israel, Switzerland, the United Kingdom and the United States. Please see Exhibit 8 to this Annual Report on Form 20-F for a listing of our significant subsidiaries.

As part of our strategy, we have pursued and may continue to pursue acquisitions, partnerships and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and other digital offerings, 5G charging and policy, network and cloud technologies, software design and development and the media and entertainment domain. In August 2019, we acquired TTS Wireless, a provider of mobile network engineering services, specializing in network optimization and planning, to further expand our 5G capabilities and help operators accelerate and simplify deployment of 5G networks with comprehensive network rollout solutions. In August 2020, we acquired Openet, a provider of 5G charging, policy and cloud technologies, to extend our portfolio with open and network-centric technologies to help service providers differentiate in the 5G era. During fiscal year 2021, we acquired three technology companies. The largest of the three, acquired in March 2021, is Sourced Group, a leading global technology consultancy specializing in large-scale cloud transformations, to accelerate our strategy of taking the communications and media industry to the cloud and complement our portfolio of cloud- native products and services and further expand and diversify our customer base. During fiscal year 2022, we completed the acquisition of two immaterial technology companies (Roam Digital, a digital consultancy agency, and DevOpsGroup, a company specializing in cloud and DevOps adoption) and, in May 2022, announced our intention to acquire a third technology company, MYCOM-OSI. Recently, we and MYCOM-OSI mutually and amicably decided not to move forward with the planned acquisition following a longer than expected regulatory review process in the United Kingdom (that was still not complete). The definitive agreement has been terminated without any payments by either party to the other. As previously disclosed, this acquisition was not material and the decision not to pursue it is not expected to have an impact on our guidance. As the result of our organic growth and acquisitions, our workforce has increased over the last three years from an approximate average workforce of 25,875 in fiscal 2020 to 30,288 in fiscal 2022. In the past, our workforce has fluctuated with changes in business conditions.

Our principal capital expenditures for fiscal 2022, 2021 and 2020 have been for computer equipment in our operating facilities and development centers, for which we spent approximately $92 million, $89 million and $126 million, respectively, and for the development of our new campus in Israel, for which we spent approximately $116 million, $101 million and $63 million, respectively.

Business Overview

Amdocs is a leading provider of software and services for approximately 400 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Our customers include some of the largest telecommunications companies in the world (including America Movil, AT&T, Bell Canada, Singtel, Telefonica, Telstra, T-Mobile, Verizon and Vodafone), as well as cable and satellite providers (including Altice USA, Charter, Comcast, DISH, J:COM, Rogers Communications and Sky), small to midsized communications businesses and mobile virtual network enablers/mobile virtual network operators and directory publishers and providers of media and other services, such as financial services. Amdocs also holds relationships with hundreds of content owners and distributors around the globe, including MGM and Warner Bros. Discovery.

Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers, create value for society and make our increasingly connected world more empowering by unlocking our customers’ innovative potential and enabling them to transform their boldest ideas into reality, and make customer experiences which are truly amazing. Our offerings are based on a product and services mix, using technologies and methodologies such as cloud and cloud native, microservices, DevSecOps, low-code/no-code, edge computing, open source, bimodal operations, Site Reliability Engineering (SRE) and increasing amounts of automation through standard information technology (IT) tools, open APIs and machine learning and artificial intelligence (AI). As a result, our offerings enable service providers to efficiently and cost-effectively engage their customers, introduce new products and services, automate service and network operations, monetize connectivity and content, support new business models and generally enhance their understanding of their customers. Our technology, design-led thinking approach and expertise help service providers accelerate their journey to the cloud, enhance their entertainment offerings, deploy and manage existing and next-generation networks, and serve their customers across all channels. In order to fulfill our responsibilities to our customers, we sometimes engage third-party vendors and system integrators providing complementary products and services, including hardware and software.

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

We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G networks and transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital channels. It is also driven by the trend towards integrated service offerings which we believe is leading to increased merger and acquisition activity among our customers who then require systems consolidation, which we provide, to ensure a consistent customer experience at all touchpoints. Our solutions enable service providers to help their consumer and enterprise (B2B) customers navigate the increasing number of devices, services, partner services and plans available in today’s digital world and the need of service providers to cope with the rapidly growing demand for content and data that these devices and services create, as well as to compete with over-the-top (OTT)-focused players. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering an amazing customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

We invest time and resources to identify and address cybersecurity risks, including risks that our customers face with regard to our systems, products or services. We have established policies and procedures, benchmarked against industry best practices, designed to protect the integrity and security of our products and services. These policies and procedures as well as our cybersecurity strategies, including those related to risk and materiality assessment, incident response and disaster recovery are periodically evaluated by our management and Board of Directors. To foster a culture of security awareness and responsibility among our workforce we utilize educational tools, such as cybersecurity awareness training, and reporting procedures and tools, such as our 24/7 global cybersecurity center. Additionally, in light of the transition across the globe to a remote working environment, we have enabled secure solutions for collaboration and remote connectivity. We also work with our customers and use overlapping controls to defend against cybersecurity attacks and threats on customers’ networks, end-user devices, servers, applications, data and our cloud solutions.

As we work with our customers and partners to create a better-connected world, we seek to make a difference and we incorporate this commitment into our business culture, innovation and operations. We were selected for the 2022 S&P Dow Jones Sustainability Index (DJSI) North America, with DJSI recognizing Amdocs as a sustainability leader in our industry and have received a gold rating standard from EcoVadis, a leading provider of business sustainability ratings. We place high value on protecting the environment and minimizing negative environmental impacts that may be created by our operations, and are seeking to create sustainable products and services. For example, as we take the industry to the cloud, we help service providers shift away from costly, space and energy-consuming hardware components, by delivering software-driven capabilities. We are committed to diversity, believing a gender diverse, multi-cultural and multi-generational workforce provides strength and a competitive advantage. We seek to create a welcoming work environment for all employees, regardless of age, disability, ethnicity, gender, religion or sexual orientation. We run internal programs to increase representation and empower female employees. We have placed particular effort in recruiting more women for core technology and customer-facing roles, and 50% of our software testing engineers are women. We also promote initiatives designed to increase the representation of persons with disabilities and from different ethnicities. As we commit to enriching the lives of our employees, our efforts focus on providing a people-centric work environment, understanding that flexibility is key, from unlimited vacation to flexibility around how, when, and where a person works. We provide opportunities for growth and professional development, embracing a culture of continuous learning and upskilling, and have significantly expanded our employee well-being programs and investments.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States and have operations in North America, Europe, Eurasia, Israel, Latin America, Africa and the Asia-Pacific region.

Industry Background

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with a focus on customer experience, migration to the cloud, next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities, investing in 5G and fiber rollouts, to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media; entertainment; enterprise enablement; Internet of Things (IoT); and digital lifestyle services, all of which is driving growth in the demand for multi-modal customer engagement capabilities and data.

OTT-focused players and device manufacturers continue to penetrate the communications market and are also competing for customer attention in the entertainment market, while traditional content creators are increasingly streaming their content direct-to-consumer (D2C). Additionally, social networks such as Facebook and Twitter, alongside OTT-focused players such as Snapchat and WhatsApp, have become widely accepted alternatives to traditional voice communications and also provide video streaming services. To meet the challenges from new competitors, service providers are developing cooperative partnerships with OTT-focused players to improve the customer experience as well as vertically integrating with content creators. Pay TV providers are moving toward more OTT and on-demand video services in their need to respond to customers’ on-demand experience expectations. As the business-to-consumer (B2C) domain is crowded with disruptors and heightened competition from OTT players, service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide IoT services to new vertical market segments, such as the home, health and automotive industries.

To capture new revenue streams, service providers are expanding within existing and non-traditional business models and deploying new network technologies such as 5G. We believe 5G will enable service providers to grow their enterprise revenues through the introduction of new business models such as B2B2x, the rollout of private enterprise networks (PEN) and by exposing network-as-a-service (NaaS) functionality. As a result, we expect service providers will continue to place an emphasis on modernization and transformation projects for their networks and operational and business systems as they seek to introduce these new offerings, migrate to the cloud and offer innovative new services for both enterprise customers and individual consumers, and monetize these new capabilities.

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

•

Continued Expansion into New Geographies and Emerging Markets. We seek to grow our customer base by expanding into new markets inside the regions we currently serve and serving the needs of service providers operating in emerging markets. While we have a strong presence overall in developed markets such as Europe, there are countries in which we believe we can further expand our presence. In fiscal 2022, for example, we succeeded in growing our activities in Albania, Bulgaria, Hungary and Serbia and also expanded in Africa. In emerging markets, prepaid subscriber growth remains high and average revenue per user remains relatively low in comparison to more developed markets. In order to increase subscriber revenue, service providers are focusing on customer experience and on increasing capacity, particularly for data and content offerings, as key competitive differentiators. Our existing and prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus to customer experience and on increasing bandwidth and providing content helps to create the wide spectrum of emerging market service providers that require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience solutions.

•

Provide Customers with an Open, Dynamic and Cloud-Native Portfolio to Meet Key Industry Trends. With our offerings, we seek to accelerate our customers’ journey to the cloud and help them differentiate in the 5G era so they can deliver an always-on customer experience that is intuitive, simple, personal and valuable at every point of service. We provide solutions across digital business systems and legacy business and operational support systems (BSS/OSS) and network domains and multiple lines of business, including wireline, wireless, broadband, cable, satellite services, IoT and digital services. The business integration of our systems, supporting commerce, monetization and network automation, is achieved through a central, cloud-native catalog, built on an open, API-first and microservices-based approach to enable third-party integration. We believe that our ability to provide a broad, open, dynamic, modular, AI-embedded and cloud-native portfolio, with certified end-to-end business processes deployed using best practice DevSecOps, helps position us as a strategic partner for our customers as they seek to migrate to the cloud and continue to transform into digital service providers. This provides us with multiple avenues for strengthening and expanding our ongoing customer relationships. Our strategic collaborations with Amazon Web Services, Microsoft Azure and Google Cloud will further enable service providers to offer new and differentiated cloud services to drive growth, customer loyalty and value-add with fast and agile interactions, and a wide ecosystem of third-party partners.

•

Expand Our Managed Services Capabilities. We seek to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our mandate can extend across the service provider’s entire IT and network environment and encompass key business process operational needs, organizational readiness preparation and employee upskilling. Many of these projects involve what we call managed transformations: a multi-year project in which we modernize legacy systems while operating them, and then continue to provide managed services once the transformation is complete. Our customers receive predictable service levels based on agreed-upon key performance indicators, access to a global repository of automation processes, as well as improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems. Managed transformations also provide an improved end-user experience, so service providers can focus on their own internal strengths and strategy to grow their business, leaving system concerns to us. We are continuing to expand our cloud operations, covering the full cloud management lifecycle, including cloud cost optimization (FinOps), multi-cloud management, and cloud security. Managed services also benefit us, as they can be a source of predictable recurring revenue and long-term relationships.

•

Develop and Maintain Long-Term Customer Relationships. We seek to develop and maintain long-term, mutually beneficial relationships with our customers, and have organized our internal operations to better anticipate and respond to our customers’ needs. We believe these relationships can lead to additional product and services sales, including products and services from recent acquisitions which have expanded our offering, as well as ongoing, long-term support, system enhancement, modernization, maintenance and managed services agreements. We believe that such relationships are facilitated in many cases by the mission-critical, strategic nature of Amdocs systems and by the added value we provide through our specialized skills and knowledge. We believe that the longevity of our customer relationships, and the recurring revenue that such relationships provide, produce a competitive advantage for us.

The Amdocs Offerings

Our understanding of our customers’ business needs and the importance of delivering an amazing experience to their end users provide the framework for our portfolio of capability-based products and services. Our offerings are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. They enable modular expansion as a service provider evolves, ensuring lower-cost and reduced-risk implementations, while their microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps. With our portfolio’s open and modular structure, organized by capability such as monetization, commerce and care, consulting, delivery, operations and others, and matched to industry standards, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market and value. In the second quarter of fiscal 2022, we released Amdocs CES22, a 5G and cloud-native, microservices-based version of our market-leading customer experience suite, which is open and integrated all the way from the network to the end-user experience.

The CES22 suite enables service providers to build, deliver and monetize advanced services, leveraging their investments in technologies such as 5G standalone networks, multi-access edge computing (MEC), programmable networks, artificial intelligence (AI) and machine learning (ML), and the cloud. The CES22 suite is comprised of our Commerce and Care suite for order capture and handling and customer engagement; the Monetization suite for charging, billing, policy and revenue management among other functions, and our Intelligent Networking suite with a set of modular, flexible and open service lifecycle management capabilities designed for network automation journeys such as digital-to-network automation, end-to-end service and network orchestration, 5G slice & edge automation, and Network-as-a-Service. The CES22 suite also includes a low-code/no-code experience technology platform for our care and commerce solutions, and aligns with the TM Forum’s open API framework, offering a continuous integration/continuous delivery (CI/CD) environment, built using Amdocs’ cloud-agnostic Microservices Management Platform to ensure agility and IT velocity. Our data intelligence solutions and applications span every aspect of the service provider’s business, with detailed use cases embedded within our products and best practices to help service providers become truly data-driven organizations. We have furthermore launched solutions for the 5G-specific needs of service providers as they begin to introduce, deliver and monetize new 5G services for consumers and businesses. These solutions encompass charging, policy, network data analytics and network exposure functions, managed by our centralized catalog. With our 5G solutions, we enable service providers to fully realize 5G and edge cloud capabilities and introduce new business models (e.g., B2B2C, B2B2B, Network-as-a-Service, private networks) by providing a holistic approach to flexible monetization for new monetizable network assets (e.g., network slice, quality-of-service) as well as for partner-based services, and by exposing network capabilities and network data to both customers and partners, enabling service providers to form or participate in a partner ecosystem.

Overall, our technology offerings include individual products for commerce and care, catalog management, monetization, subscription management, IoT, AI, service and network automation and network development and optimization. We also offer Amdocs MarketONE, a cloud-native, SaaS, scalable business ecosystem designed to enable a frictionless OTT and digital consumer services experience and monetization, as well as media offerings for media publishers, TV networks, video streaming providers, and service providers. Our Amdocs Digital Brands Suite, a fully pre-integrated digital business suite, is designed for digital telecom brands and small-scale service providers covering care, commerce, ordering and monetization needs. The Amdocs eSIM Cloud enables service providers to offer device “digital SIM” (eSIM) and other services for a variety of IoT consumer and industrial devices from Apple, Samsung, Microsoft, Google and other device manufacturers, while our advanced cybersecurity service helps protect and manage enterprises. Our AI-powered, cloud-native, home operating system enables service providers to expand the home broadband experience, offering end users automated care, smart insights, security and control over the growing number of connected home devices.

Our broad portfolio of services capabilities ranges from consulting to delivery, quality engineering (testing), operations, systems integration, mobile network services, experience design and content services, and the extent of services provided varies from customer to customer. Our services engagements can range in size and scope and include advising customers on business and technical strategy, designing and implementing particular business solutions, managing specific business operations processes, adopting DevSecOps, migrating applications to, and operating them on, the cloud and orchestrating large-scale transformation projects. We also provide end-to-end application development and maintenance, from ideation to deployment, managing all steps of the development lifecycle, supporting bi-modal development methodologies, as well as ongoing maintenance.

In addition, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support, or to act as a lead systems integrator for post- production activities that may include interfaces with third-party and legacy systems. We also provide network development and optimization services, supporting the industry’s move to 5G. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support delivered and provide us with recurring revenue.

Our managed services, using AI and predictive analytics, as well as robotic process automation and machine learning, are designed to enable service providers’ IT and network departments to keep pace with the speed of business requirements as they journey towards zero-touch operations, provide faster time to market for new services as well as the cost-effective management of existing offerings. Our telco, financial and media Amdocs Cloud Management Platform supports more agile and reliable operations and also includes dedicated tools that automate tasks that would traditionally require various software development skills. It contains a set of advanced tools and integrations to external tools to support and enable our services across many aspects of the IT lifecycle in service provider environments, including solution development, quality engineering, cloud migration and operations, FinOps, automation and AI engines, self-service channels, governance and more. Managed services provide multi-year, flexible and tailored managed services across all verticals, managing IT, business processes and applications services, including application development and maintenance, operations, IT and infrastructure hosting, cloud operations and in-house developed practices, and legacy modernization.

Our quality engineering services are designed to help modernize our customers’ approach to testing. They combine upskilling our customers’ organization, employing our AI-driven test automation platform specifically designed for the communications industry, and integrating a DevSecOps approach to ensure faster time to market combined with higher product quality. We support the complete quality engineering spectrum of services, from project-based engagements to fully outsourced testing centers of excellence.

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

Our business and top-level technology strategy consulting services cover both Amdocs and non-Amdocs systems. Our consultants understand the service provider’s environment and bring with them the experience we accumulated when modernizing our own Amdocs product lines and re-skilling our people to master hybrids of the legacy and the new. Using expertise from recent acquisitions, we also provide experts in specific niches, such as user experience (UX) experts from projekt202, digital software engineering and cloud development experts from Kenzan and cloud platform and cloud transformation experts from Sourced Group and DevOps Group. Our Cloud at Scale™ methodology, developed by Sourced Group, provides a rapid, secure path for service providers, including financial services providers, adopting cloud.

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

•

API-First. Leveraging domain-driven design to expose APIs across key applications and ensure consumption and interaction between applications is easily enabled. It exposes the Amdocs portfolio application programming interfaces to external systems, allowing our applications to integrate with each other and with third-party applications.

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

•

Software-as-a-Service (SaaS). Developing software that is consumed via a subscription model, rather than installed on customer-owned hardware. Offering SaaS solutions enables our customers to quickly deploy, simply operate and continuously benefit from our investment in portfolio platforms.

•

Continuous Updates. Ongoing delivery of software functionality enables customers to adopt the latest features and functions as they are made available, accelerating time to market and business agility.

•

Virtualization. Business agility improves with virtualization as it allows introduction of new services rapidly. Moreover, virtualization reduces cost by improving resource utilization and by automating processes.

•

Hybrid-Cloud. Supporting application architecture that spans physical, virtual and cloud-based infrastructures. The deployment, security and operation of these diverse permutations must be orchestrated in order to deliver seamless experiences.

•

Open-Source Software. Enabling rapid time to market and lower-cost functionality introduction, our software leverages open-source components to encourage standardization and improved quality where possible. We are a founding partner of the 5G Open Innovation Lab, a global ecosystem for developers, enterprises, wireless carriers and technology leaders to fuel the development and monetization of new 5G-powered technology use cases and markets. We are also a contributor to the O-RAN Alliance — whose mission is to reshape the RAN industry towards more intelligent, open, virtualized and fully interoperable mobile networks — and to the development of The Linux Foundation’s ONAP, an advanced open source solution for the telecommunications industry. Furthermore, Amdocs plays an integral part in Telecom Infra Project (TIP) initiatives, focused on bringing viable open, standards-based market solutions to service providers for a variety of environments, from urban to rural, and creating a better-connected society.

•	Service-Oriented Architecture. SOA enables improved flow of information, rapid function development, easier scaling and simplified introduction of new services.

•

Embedded Automation. End-to-end automation capabilities spanning multiple domains and extending across users, business and operating systems and networks, to optimize the efficient utilization of resources while enabling adaptive, real-time responsiveness to specific business and customer requirements in a timely and cost-efficient manner.

•

Low-code/No code. A visual software development approach that requires little to no coding skill on the part of the user, allowing the rapid development of applications with minimal dependency on IT and code developers.

•

Artificial Intelligence/Machine Learning. Delivering automation and providing service providers with more intelligence about their customers and the performance of their infrastructures, optimizing the customer experience and enabling zero-touch operations.

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

Customers

Our target market is comprised of service providers in the communications and media industry that require customer experience solutions with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the industry and that our product offerings continue to address the market’s most sophisticated needs. Additionally, with projekt202 and Sourced Group, we deliver experience-driven and cloud transformations for customers in other industry verticals, such as financial services. We have a global orientation and customers in approximately 90 countries.

Our customers include service providers, such as:

A1 Bulgaria	Charter Communications
A1 Telekom Austria Group	Claro Brasil
Airtel	Claro Chile
Altice France	Claro Dominican Republic
Altice USA	Claro Puerto Rico
América Móvil	Comcast
Astro	Deutsche Telekom
AT&T	Dish
AT&T Mexico	EE
Azercell	Elisa
Bell Canada	EPIX
Bharat Sanchar Nigam Limited (BSNL)	Eros Now
Botswana Telecommunications Corporation	Far EasTone
BT	Fastweb
Cable & Wireless	Flow
Capita	Foxtel
Cellcom	Globe Telecom

J:COM	Telkom SA
KT	Telkomsel
Kyivstar	Telstra
LG Uplus	TELUS
Liberty Global	Three Ireland
Lumen	Three UK
M1	Thryv
Magyar Telekom	TIM
Maxis	TIM Brasil
MGM	True
MTS	Turner
Oi	T-Mobile
Optus	UPC Broadband
Orange Belgium	US Cellular
Orange Liberia	VEON
Orange Spain	Verizon
Paramount	Vimeo
Partner	Virgin Media
PLDT	Vodacom
PPF Telecom Group	Vodafone Albania
Proximus	Vodafone Czech Republic
Rogers	Vodafone Germany
Safaricom	Vodafone Hungary
SES	Vodafone Idea
Singtel	Vodafone Ireland
Sky Italia	Vodafone Italy
Sky UK	Vodafone Qatar
StarHub	Vodafone Romania
Sunrise	Vodafone Spain
Telefónica Argentina (Movistar)	Vodafone Turkey
Telefónica Brasil (Vivo)	Vodafone UK
Telefónica Chile (Movistar)	VodafoneZiggo
Telefónica Peru (Movistar)	Warner Bros
Telenet	Wind Tre
Telia Norway	Winity Telecom
Telia Sweden	XL Axiata

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	2022	2021	2020
North America	67.8%	65.1%	65.3%
Europe	12.7%	14.5%	14.7%
Rest of the World	19.5%	20.4%	20.0%

Competition

The market for customer experience solutions in the communications and media industry continues to become more competitive. Amdocs’ competitive landscape is comprised of internal IT departments of our customers, as well as independent competitors or new entrants that may compete broadly with us or in limited segments of our market, and can be generally categorized as follows:

•

providers of BSS/OSS and customer relationship management (CRM)/digital systems, including CSG International, Netcracker (a NEC subsidiary), Optiva, Oracle, Pegasystems, Salesforce, SAP and ServiceNow;

•

system integrators and providers of IT services, such as Accenture, Cognizant, DXC Technology, Infosys, Kyndryl, Tata Consultancy Services, Tech Mahindra and Wipro (some of whom we also cooperate with in certain opportunities and projects);

•

network equipment providers such as Ciena, Ericsson, Huawei, Nokia, and NEC and its subsidiary, Netcracker (some of whom we also cooperate with in certain opportunities and projects and some of whom also have BSS/OSS offerings); and

•

niche domain players, often start-up companies, which compete against particular parts of our portfolio, such as Matrixx in charging; Hansen in catalog; Aria Systems, Stripe, Zuora in subscription billing; Forgerock and Okta in identity management; Deluxe Media and iNDEMAND in Media; Slalom and Servian in cloud consulting; Material+ and Work & Co in experience design.

We expect the competition in our industry to increase from many of such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

•

applying our 40-year heritage to the development and delivery of products and professional services that enable our customers to overcome their challenges and achieve service differentiation by migrating to the cloud, providing a personalized and intelligent customer experience, shaping the quality of network experience and simplifying the complexity of the operating environment;

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

•	providing flexible and tailored IT business process outsourcing solutions and delivery models; and

•	offering customers end-to-end accountability from a single vendor.

Employees

We invest significant resources in the training, retention and motivation of high-quality personnel. Training programs cover areas such as technology, applications, development methodology, project methodology, programming standards, industry background, business, management development and leadership. Our management development efforts are reinforced by an organizational structure that provides opportunities for talented managers to gain experience in general management roles. We also invest considerable resources in personnel motivation, including providing various incentive plans for sales staff and high-quality employees. Our future success depends in large part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel and outstanding leaders. Moreover, we are committed to diversity and inclusion, believing a gender-diverse, multi-cultural workforce spread across the globe provides strength and a competitive business advantage.

See “Directors, Senior Management and Employees — Workforce Personnel” for further details regarding our employees and our relationships with them.

Property, Plants and Equipment

Facilities

We lease land and buildings for our executive offices, sales, marketing, administrative, development and support centers. We lease an aggregate of approximately 3.2 million square feet worldwide, including significant leases in the United States, Israel, Canada, Cyprus, India, the Philippines, the United Kingdom and Mexico. The following table summarizes information with respect to the principal facilities leased by us and our subsidiaries as of September 30, 2022:

Location	Area (Sq. Feet)
Americas	691,625
EMEA	1,241,803
APAC	1,244,616

Total	3,178,044

Our leases expire on various dates through 2035. The Company started recently to use its new campus in Ra’anana, Israel on land acquired by a legal entity owned equally by the Company and Union Investments and Development Limited (“Union”) pursuant to agreements entered into by the Company and Union in December 2017. We believe that the new campus will provide an advanced, optimal working environment that can meet the needs of Amdocs Israel and its employees, and support the Company’s future growth. The design for the new campus is in accordance with LEED standards and includes advanced energy and water saving systems. Our new campus in Israel is now substantially complete and our employees in Israel started the process of moving into the new premises during the first quarter of fiscal year 2023.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications and media industry service providers in both developed countries and emerging markets. We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G networks and transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate their offerings by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with a focus on customer experience, migration to the cloud, next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities and investing in 5G and fiber rollouts to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media; entertainment; enterprise enablement; Internet of Things (IoT); and digital lifestyle services, all of which is driving growth in the demand for multi-modal customer engagement capabilities and data.

We develop, implement and manage software and services designed to meet our customers’ business needs and empower them to transform their boldest ideas into reality. Our technology, design-led thinking approach and expertise help service providers to migrate to the cloud, manage and monetize their next-generation networks, further transform into digital service providers, enhance their entertainment offerings, and serve their customers across all channels. With our portfolio’s open and modular structure, organized by capability and matched to industry standards, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market and value.

In part, we have sought, through acquisitions, to expand our service offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions (including our fiscal 2019 acquisition of TTS Wireless, our fiscal 2020 acquisition of Openet, our fiscal 2021 acquisition of Sourced Group, and our fiscal 2022 acquisitions of Roam Digital and DevOpsGroup), which, among other things, we believe will enable us to expand our 5G digital and cloud-native capabilities and technological expertise. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths.

The Amdocs Offerings

Our portfolio consists of software and services that address service providers’ business and operational needs. Our offerings, grouped by technology capabilities such as commerce and care, catalog management, monetization, subscription management, IoT, AI, service and network automation and network deployment and optimization, are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. Our software is designed to enable modular expansion as a service provider evolves, and its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps.

Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting, delivery, quality engineering (testing), systems integration, IT operations, mobile network services, experience design and content services. Our managed services provide multi-year, flexible and tailored IT business processes outsourcing and applications management services, including application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We believe that our business model of developing mission-critical software, deploying it at our customers and then operating it and supporting it on an ongoing basis, provides Amdocs with a high level of recurring revenue. This, together with our scalable global resource allocation model and our continuous operational excellence and efficiency improvements, enables us to deliver consistent operating margin performance over time.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In fiscal year 2022, customers in North America accounted for 67.8% of our revenue, while customers in Europe and the rest of the world accounted for 12.7% and 19.5%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States. Historically, AT&T has been our largest customer, accounting for 27% and 25% of our revenue in fiscal years 2022 and 2021, respectively. In fiscal years 2022 and 2021, our next largest customer, T-Mobile, accounted for 20% and 19% of our revenue, respectively. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 70% and 69% of our revenue in fiscal 2022 and fiscal 2021. We believe that demand for our solutions is primarily driven by the following key factors:

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

•

wide-scale foundational technology changes, including the leveraging of open-source, cloud- enabled and cloud-native operating infrastructure, microservices-based architecture, API-based ecosystems, and aggressive digital modernization transformations;

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

Revenue from managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $2.76 billion and $2.55 billion of revenue in fiscal 2022 and 2021, respectively. In managed services contracts, revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Research and Development, Patents and Licenses

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and media industry and to provide new and enhanced functionality to our existing product offerings. We leverage leading-edge development technologies and associated technologies, for example, DevSecOps, CI/CD and Agile, to ensure we are able to develop and deliver our solutions efficiently and cost-effectively.

Substantially all of our research and development expenditures are directed at our solutions. In recent years, we have also invested our research and development efforts in network control, optimization and orchestration and network functions virtualization technologies; applications to enable service providers to deploy and monetize technologies such as fiber, LTE, 5G, small cells and Wi-Fi; big data analytics and intelligence capabilities leveraging natural language processing and artificial intelligence toward consumer and business satisfaction, marketing effectiveness and network operations and experience; increased focus for the business segment, digital, commerce and entertainment domains; platforms for processing, distributing and monetizing content globally and on foundational technologies including microservices and cloud infrastructure readiness. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

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

Operating Results

The following table sets forth for the fiscal years ended September 30, 2022, 2021 and 2020, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Year Ended September 30,
	2022	2021	2020
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	64.6	65.5	66.1
Research and development	7.8	7.3	6.8
Selling, general and administrative	11.5	11.4	11.0
Amortization of purchased intangible assets and other	1.6	1.8	1.9

	85.5	86.0	85.7

Operating income	14.5	14.0	14.3
Interest and other expense, net	(0.6)	(0.3)	(0.3)
Gain from sale of a business	0.2	5.3	—

Income before income taxes	14.2	19.0	14.0
Income taxes	2.2	2.9	2.1

Net income	12.0%	16.1%	11.9%

Fiscal Years Ended September 30, 2022 and 2021

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2022, compared to the fiscal year ended September 30, 2021. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2022	2021	Amount	%
	(In thousands)
Revenue(1)	$4,576,697	$4,288,640	$288,057	6.7%
Operating expenses:
Cost of revenue	2,957,547	2,810,967	146,580	5.2
Research and development	354,706	312,941	41,765	13.3
Selling, general and administrative	528,572	487,255	41,317	8.5
Amortization of purchased intangible assets and other	71,075	78,784	(7,709)	(9.8)

	3,911,900	3,689,947	221,953	6.0

Operating income	664,797	598,693	66,104	11.0
Interest and other expense, net	(26,391)	(10,797)	(15,594)	144.4
Gain from sale of a business	10,000	226,410	(216,410)	(95.6)

Income before income taxes	648,406	814,306	(165,900)	(20.4)
Income taxes	98,905	125,932	(27,027)	(21.5)

Net income	$549,501	$688,374	$(138,873)	(20.2)%

(1)	Geographic Information:

	Year Ended September 30,		Increase (Decrease)
	2022	2021	Amount	%
	(In thousands)
North America (mainly United States)	$3,100,038	$2,791,472	$308,566	11.1%
Europe	582,192	622,780	(40,588)	(6.5)
Rest of the world	894,467	874,388	20,079	2.3
Revenue	$4,576,697	$4,288,640	$288,057	6.7%

Revenue. Revenue increased by $288.1 million, or 6.7%, to $4,576.7 million in fiscal year 2022, from $4,288.6 million in fiscal year 2021. The increase in revenue was attributable primarily to an increase in managed services arrangements and transformation activities in North America reflecting strong business activity building next-generation platforms for our customers and was partially offset by a decrease in revenue as a result of the divestiture of OpenMarket completed on December 31, 2020, and negative impact from foreign exchange fluctuations. Revenue for fiscal year 2022, excluding approximately 1.4%(1) negative foreign exchange fluctuations impact, primarily in Europe, increased by 8.1% compared to fiscal year 2021.

In fiscal year 2022, revenue from customers in North America, Europe and the rest of the world accounted for 67.8%, 12.7% and 19.5%, respectively, of total revenue, compared to 65.1%, 14.5% and 20.4%, respectively, in fiscal year 2021.

In fiscal year 2022, revenue from customers in North America, Europe and the rest of the world increased (decreased) by 11.1%, (6.5%) and 2.3% respectively, compared to fiscal year 2021. Excluding the negative impact of foreign exchange fluctuations as well as the divestiture of OpenMarket completed on December 31, 2020, revenue from customers in all these regions increased in fiscal year 2022 compared to fiscal year 2021.

The increase in revenue from customers in North America was primarily attributable to higher revenue from managed services arrangements and transformation activities from customers in North America, which was partially offset by the divestiture of OpenMarket completed on December 31, 2020.

Revenue from customers in Europe decreased in fiscal year 2022, primarily as a result of the negative impact of foreign exchange fluctuations as well as the divestiture of OpenMarket completed on December 31, 2020. This decrease was partially offset by an increase in development and modernization activities, as we expand our presence in this region.

Revenue from customers in the rest of the world in absolute amount increased while the percentage of total revenue increased at a higher rate, which resulted in a decrease of revenue from customers in rest of the world as a percentage of total revenue. This increase was partially offset by the negative impact of foreign exchange fluctuations.

Revenue from our two largest customers increased by 13.6% in fiscal year 2022 compared to fiscal year 2021. Revenue from all other customers, excluding the two largest customers, increased by 1.3% in fiscal year 2022, however, excluding the impact of negative foreign exchange fluctuations of 2.5%(1) and the impact of the divestiture of OpenMarket of 3.8%, revenue from all other customers, excluding the two largest customers, increased by 7.6% in fiscal year 2022 compared to fiscal year 2021.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $146.6 million, or 5.2%, to $2,957.5 million in fiscal year 2022, from $2,811.0 million in fiscal year 2021. The cost of revenue as a percentage of revenue decreased to 64.6% in fiscal year 2022 from 65.5% in fiscal year 2021. This decrease in cost of revenue as a percentage of revenue was attributable to operational excellence and efficiency initiatives through the ongoing implementation of automation and other sophisticated tools, the divestiture of OpenMarket completed on December 31, 2020 (as OpenMarket’s cost of revenue as a percentage of revenue was higher than the Company average), and the impact of changes of certain acquisition-related liabilities measured at fair value recognized in fiscal years 2022 and 2021. This decrease was partially offset by the increase of cost due to the impact of foreign exchange fluctuations.

(1)

The total negative foreign exchange impact of our total revenue was 1.4% in fiscal year 2022, while the same foreign exchange impact calculated against revenue from all other customers, excluding the two largest customers, was 2.5% in fiscal year 2022

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $41.8 million, or 13.3%, to $354.7 million in fiscal year 2022, from $312.9 million in fiscal year 2021. Research and development expense increased as a percentage of revenue from 7.3% in fiscal year 2021, to 7.8% in fiscal year 2022, as we have been accelerating our investment in our cloud offerings, 5G and network related innovation and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, an increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $41.3 million, or 8.5%, to $528.6 million in fiscal year 2022, from $487.3 million in fiscal year 2021. Selling, general and administrative expense slightly increased as a percentage of revenue from 11.4% in fiscal year 2021, to 11.5% in fiscal year 2022, the increase in selling expense was commensurate with the revenue growth. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other decreased by $7.7 million, or 9.8%, to $71.1 million in fiscal year 2022, from $78.8 million in fiscal year 2021. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets, partially offset by an increase in amortization of intangible assets due to recently completed acquisitions.

Operating Income. Operating income increased by $66.1 million, or 11.0%, to $664.8 million in fiscal year 2022, from $598.7 million in fiscal year 2021. Operating income increased as a percentage of revenue, from 14.0% in fiscal year 2021 to 14.5% in fiscal year 2022. In fiscal year 2022 our revenue increased at a higher rate than the increase in cost of revenue, which resulted in an increase in our operating income. The increase in operating income was partially offset by an increase in research and development expense and selling, general and administrative expense. Our operating income was negatively affected by foreign exchange fluctuations impacts.

Interest and Other Expense, Net. Interest and other expense, net, increased from a net expense of $10.8 million in fiscal year 2021 to a net expense of $26.4 million in fiscal year 2022. The increase in interest and other expense, net, was primarily attributable to an increase in foreign exchange fluctuation impacts and changes of minority equity investments measured at fair value, partially offset by decrease in interest expenses related to borrowing.

Gain from Sale of a Business. Gain from sale of a business, for fiscal year 2022 decreased by $216.4 million, or 95.6% to $10.0 million from $226.4 million for fiscal year 2021. Please see Note 3 to our consolidated financial statements.

Income Taxes. Income taxes for fiscal year 2022 were $98.9 million on pre-tax income of $648.4 million, resulting in an effective tax rate of 15.3% in fiscal year 2022, compared to 15.5% in fiscal year 2021. The slight decrease in the effective tax rate is primarily attributable to a tax benefit recorded in fiscal year 2022, please see Note 10 to our consolidated financial statements. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period.

Net Income. Net income decreased by $138.9 million, or 20.2%, to $549.5 million in fiscal year 2022, from $688.4 million in fiscal year 2021. The decrease in net income was primarily attributable to the gain from sale of a business, net of tax, which was recorded in fiscal year 2021, partially offset by an increase in operating income and a decrease in income taxes in fiscal year 2022.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.88, or 16.5%, to $4.44 in fiscal year 2022, from $5.32 in fiscal year 2021. The decrease in diluted earnings per share was primarily attributable to the gain from sale of a business, net of tax, which increased the diluted earnings per share for fiscal years 2022 and 2021, by $0.05 and $1.44, respectively. The decrease was attributable to a decrease in net income, partially offset by the decrease in the diluted weighted average number of shares outstanding, which resulted from share repurchases. Please see also Note 20 to our consolidated financial statements.

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

Revenue. Revenue increased by $119.6 million, or 2.9%, to $4,288.6 million in fiscal year 2021, from $4,169.0 million in fiscal year 2020. The increase in revenue was attributable mainly to managed services arrangements, including managed transformation activities. Revenue for fiscal year 2021 increased by 2.9% compared to fiscal year ended September 30, 2020, including approximately 1.1% positive foreign exchange fluctuations impact and was positively affected by activities related to recently completed acquisitions and negatively affected by a decrease in revenue as a result of the divestiture of OpenMarket completed on December 31, 2020.

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

Operating Income. Operating income increased by $3.9 million, or 0.7%, to $598.7 million in fiscal year 2021, from $594.8 million in fiscal year 2020. Operating income decreased as a percentage of revenue, from 14.3% in fiscal year 2020 to 14.0% in fiscal year 2021. The decrease in operating income as a percentage of revenue was attributable primarily to the increase in research and development expense, increase in selling, general and administrative expense and changes in certain acquisition-related liabilities measured at fair value, partially offset by operational excellence initiatives and by the divestiture of OpenMarket completed on December 31, 2020, in fiscal year 2021. The impact of foreign exchange fluctuations on our operating income in fiscal year 2021 relative to fiscal year 2020, was immaterial.

Interest and Other Expense, Net. Interest and other expense, net, decreased from a net expense of $11.4 million in fiscal year 2020 to a net expense of $10.8 million in fiscal year 2021. The decrease in interest and other expense, net, was primarily attributable to changes of minority equity investments measured at fair value in fiscal 2021 compared to fiscal year 2020 and foreign exchange impacts, and partially offset by expenses related to financing activities.

Gain from Sale of Business. Gain from sale of a business, for fiscal year 2021, was $226.4 million, while there was no such gain in fiscal year 2020. Please see Note 3 to our consolidated financial statements.

Income Taxes. Income taxes for fiscal year 2021 were $125.9 million on pre-tax income of $814.3 million, resulting in an effective tax rate of 15.5%, compared to 14.7% in fiscal year 2020. Absent the gain from sale of a business, the effective tax rate for fiscal year 2021, would have been 14.7%. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 10 to our consolidated financial statements.

Net Income. Net income increased by $190.5 million, or 38.3%, to $688.4 million in fiscal year 2021, from $497.8 million in fiscal year 2020. The increase in net income was primarily attributable to the gain from sale of a business, net of tax.

Diluted Earnings Per Share. Diluted earnings per share increased by $1.61, or 43.4%, to $5.32 in fiscal year 2021, from $3.71 in fiscal year 2020. The increase in diluted earnings per share was primarily attributable to the gain from sale of a business, net of tax, which increased the diluted earnings per share for fiscal year 2021 by $1.44, and, to a lesser extent to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 20 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $818.0 million as of September 30, 2022, compared to $965.6 million as of September 30, 2021. The decrease was mainly attributable to $508.5 million used to repurchase our ordinary shares, $227.2 million for capital expenditures, net, $186.1 million of cash dividend payments, $24.4 million of payments for business acquisitions and $18.3 million payments of contingent considerations, partially offset by $756.7 million in positive cash flow from operations, reflecting healthy cash collections, $82.9 million of proceeds from stock option exercises and an additional $10.0 million cash received from sale of a business. Net cash provided by operating activities amounted to $756.7 million and $925.8 million in fiscal years 2022 and 2021, respectively. The net cash provided in fiscal year 2021 included the cash benefit of a multi-year strategic partnership agreement with T-Mobile.

Our free cash flow for fiscal year 2022, was $529.5 million, and is calculated as net cash provided by operating activities of $756.7 million for the period less $227.2 million for capital expenditures, net (which included capital expenditures of $116.4 million as part of our investment in our new campus in Israel).

Free cash flow is a non-GAAP financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash flow should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure, provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

We believe that our current cash balances, cash generated from operations, our current lines of credit, loans, Senior Notes and our ability to access capital markets will provide sufficient resources to meet our operational needs, loan and debt repayment needs, fund share repurchases and the payment of cash dividends for at least the next fiscal year.

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities as available-for-sale securities. Such marketable securities consist primarily of money market funds, corporate bonds, U.S. government treasuries and municipal bonds, which are stated at market value. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive (loss) income, net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal years 2022 and 2021 we did not recognize credit losses. Please see Notes 5 and 6 to our consolidated financial statements.

Revolving Credit Facility, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of September 30, 2022, we were in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of September 30, 2022, the noncurrent outstanding principal portion was $650.0 million. Please see Note 12 to our consolidated financial statements.

As of September 30, 2022, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $77.9 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

Acquisitions and Divestiture of Subsidiaries. During fiscal year 2022, we completed two immaterial acquisitions of technology companies, DevOps and Roam, for an aggregate net consideration of $54.1 million in cash, and additional contingent consideration subject to the achievement of certain performance metrics. In May 2022, the Company entered into a definitive agreement to acquire MYCOM-OSI, for approximately $188.0 million in cash. Recently, we and MYCOM-OSI mutually and amicably decided not to move forward with the planned acquisition following a longer than expected regulatory review process in the United Kingdom (that was still not complete). The definitive agreement has been terminated without any payments by either party to the other. As previously disclosed, this acquisition was not material and the decision not to pursue it is not expected to have an impact on our guidance. During fiscal year 2021, we acquired three immaterial technology companies, for an aggregate net consideration of $101.9 million in cash, and additional contingent consideration subject to the achievement of certain performance metrics. Among them, the largest of the three is Sourced Group, a leading global technology consultancy specializing in large-scale cloud transformations for sophisticated, high-end enterprise customers in different industries such as communications, financial services and others. During fiscal year 2021, on December 31, 2020, we completed the divestiture of OpenMarket for approximately $300.0 million in cash. Please see Note 3 to our consolidated financial statements.

During fiscal year 2020, we acquired three companies and other intangible assets for an aggregate net consideration of approximately $280.8 million, among them, the largest of the three is Openet, which offers cloud-native capabilities, network pedigree, and deep 5G charging, policy and data management expertise and whose solutions complement the Amdocs portfolio.

Capital Expenditures. Generally, the majority of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $227.2 million in fiscal year 2022, net (which included capital expenditures of $116.4 million as part of our investment in our new campus in Israel). Our fiscal year 2022 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world. The vast majority of the investment in our new campus has been incurred as of September 30, 2022, for more details, see the “Contractual Obligations” item.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On May 12, 2021, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2021 plan has no expiration date and permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In fiscal year 2022, we repurchased approximately 6.5 million ordinary shares at an average price of $78.47 per share (excluding broker and transaction fees). As of September 30, 2022, we had remaining authority to repurchase up to $490.1 million of our outstanding ordinary shares under the May 2021 plan.

Cash Dividends. Our Board of Directors declared the following dividends during fiscal years 2022, 2021 and 2020:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
August 3, 2022	$0.395	September 30, 2022	$47.7	October 28, 2022
May 11, 2022	$0.395	June 30, 2022	$48.2	July 29, 2022
February 1, 2022	$0.395	March 31, 2022	$48.5	April 29, 2022
November 2, 2021	$0.36	December 31, 2021	$44.4	January 28, 2022
August 4, 2021	$0.36	September 30, 2021	$45.0	October 29, 2021
May 12, 2021	$0.36	June 30, 2021	$45.6	July 23, 2021
February 2, 2021	$0.36	March 31, 2021	$46.0	April 23, 2021
November 10, 2020	$0.3275	December 31, 2020	$42.9	January 22, 2021
August 5, 2020	$0.3275	September 30, 2020	$43.1	October 23, 2020
May 7, 2020	$0.3275	June 30, 2020	$43.6	July 24, 2020
February 4, 2020	$0.3275	March 31, 2020	$43.7	April 24, 2020
November 12, 2019	$0.285	December 31, 2019	$38.4	January 24, 2020

On November 8, 2022, our Board of Directors approved a quarterly dividend payment of $0.395 per share and set December 30, 2022 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 27, 2023. On November 8, 2022 our Board of Directors also approved, subject to shareholder approval at the January 2023 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.435 per share, anticipated to be paid in April 2023.

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

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2022, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt and accrued interests	$654.8	$4.8	—	—	$650.0
Pension funding	8.2	0.8	2.6	1.7	3.1
Purchase obligations	141.5	90.8	50.7	—	—
Non-cancelable operating leases	207.5	49.4	67.9	42.8	47.4

Total	$1,012.0	$145.8	$121.2	$44.5	$700.5

As discussed in Note 2 to our consolidated financial statements, in fiscal year 2018 we purchased specific land to use as the future site of the new campus in Ra’anana, Israel. The total net investment in connection with the construction of the new campus is estimated to be approximately $350 million over a period of approximately five years, starting with fiscal year 2018, the vast majority of which has been incurred as of September 30, 2022, and the remaining expected net investment in our campus is included under the “Purchase Obligations.” Our new campus in Israel is now substantially complete and our employees in Israel have already started the process of moving into the new premises during the first quarter of fiscal year 2023.

The total amount of unrecognized tax benefits for uncertain tax positions was $213.0 million as of September 30, 2022. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

Deferred Tax Asset Valuation Allowance

As of September 30, 2022, we had deferred tax assets of $56.9 million, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses. These deferred tax assets derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, please see Note 10 to our consolidated financial statements.

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

We believe that the estimates, assumptions and judgments involved in the accounting policies described in Note 2 “Summary of Significant Accounting Policies” and below, have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date. Our critical accounting policies are as follows:

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

Revenue Recognition and Contract Accounting

We follow very specific and detailed guidelines, which are discussed in Note 2 to our consolidated financial statements, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy:

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

•

Many of our agreements include multiple performance obligations. We allocate the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). We determine SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately, historical actual pricing practices and geographies in which we offer our services in accordance with ASC 606. The determination of SSP requires the exercise of judgement.

•

For transactions which involve third-party hardware, software and services, the determination of revenue recognition based on the gross amount or on a net basis requires the exercise of judgment in considering whether we control the third-party hardware, software or services prior to fulfilling the performance obligation.

Tax Accounting

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. We also assess temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We apply an estimated annual effective tax rate to our quarterly operating results to determine the interim provision for income tax expense. A change in judgment that impacts the measurement of a tax position taken in a prior year is recognized as a discrete item in the interim period in which the change occurs. In the event there is a significant unusual or infrequent item recognized in our quarterly operating results, the tax attributable to that item is recorded in the interim period in which it occurs

A valuation allowance is provided for the respective part of the deferred tax assets for which it is more likely than not that we will not be able to realize its benefit. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjust the valuation allowances accordingly. Factors considered in making this determination include the period of expiration of the tax asset, planned use of the tax asset, tax planning strategies and historical and projected taxable income as well as tax liabilities for the tax jurisdiction in which the tax asset is located. Valuation allowances will be subject to change in each future reporting period as a result of changes in one or more of these factors.

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

We have filed or are in the process of filing tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that any adjustments that may result from tax return audits are not likely to have a material adverse effect on our consolidated results of operations, financial condition or cash flows.

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

Goodwill, Intangible Assets and Long-Lived Assets — Impairment Assessment

Our annual evaluation of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a quantitative impairment test, if necessary. Quantitative impairment tests are performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The process of evaluating the potential impairment of goodwill requires judgment during the analysis. In performing a qualitative evaluation, we consider many factors in evaluating whether the carrying value of goodwill may not be recoverable, including changes in our stock price and market capitalization in relation to our book value and macroeconomic conditions affecting our business. Please see Note 2 to our consolidated financial statements. We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. Where a quantitative impairment test is necessary, in calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2022, 2021 or 2020.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition is less than the carrying amount of such assets, an impairment would be recognized, and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was an immaterial impairment of long-lived assets in fiscal year 2022, and no impairment for fiscal years 2021 or 2020.

Derivative and Hedge Accounting

During fiscal years 2022, 2021 and 2020, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on the consolidated balance sheets items. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers of our principal operating subsidiaries to manage our business. In addition, Amdocs Management Limited, our management subsidiary, performs certain executive coordination functions for all of our operating subsidiaries. As of November 30, 2022, our directors and officers were as follows:

Name	Age	Position
Robert A. Minicucci(1)(2)(3)	70	Chairman of the Board
Adrian Gardner(1)	60	Director and Chairman of the Audit Committee
James S. Kahan(3)	75	Director
Richard T.C. LeFave(1)(2)(3)	70	Director and Chairman of the Nominating and Corporate Governance Committee
Giora Yaron(4)	74	Director and Chairman of the Technology and Innovation Committee
Rafael de la Vega(2)	71	Director and Chairman of the Management Resources and Compensation Committee
Eli Gelman(4)	64	Director
John A. MacDonald(2)(4)	69	Director
Yvette Kanouff(4)	57	Director
Sarah Ruth Davis(1)	55	Director
Shuky Sheffer	62	Director, President and Chief Executive Officer
Tamar Rapaport-Dagim	51	Chief Financial Officer and Chief Operating Officer
Rajat Raheja	52	Division President, Amdocs Development Centre India LLP
Matthew Smith	50	Secretary; Head of Investor Relations

(1)	Member of the Audit Committee

(2)	Member of the Management Resources and Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Technology and Innovation Committee

Robert A. Minicucci has been Chairman of the Board of Directors of Amdocs since 2011 and a director since 1997. Mr. Minicucci joined Welsh, Carson, Anderson & Stowe, or WCAS, in 1993. Mr. Minicucci has served as a managing member of the general partners of certain funds affiliated with WCAS and has focused on the information and business services industry. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci was a director of one other publicly-held company, Alliance Data Systems, Inc. until June 2020. He is also a director of several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, has provided him with strong business acumen and strategic and financial expertise.

Adrian Gardner has been a director of Amdocs since 1998 and is Chairman of the Audit Committee. Mr. Gardner serves as Chief Operating Officer of Stonehage Fleming Family & Partners Limited, an international Multi-Family Office business, since October 2019. Mr. Gardner has served as a member of the Audit & Risk Committee of Worcester College, Oxford University since May 2017 and as its chair since June 2022. From 2016 to 2019, Mr. Gardner served as Chief Financial Officer of Ipes Holdings Limited, a provider of outsourced services to private equity firms. From 2014 to September 2016, Mr. Gardner served as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm from 2011 until the acquisition in 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited, since renamed RSM UK Limited. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from 2007 to 2011. Mr. Gardner was Chief Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

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

Richard T.C. LeFave has been a director of Amdocs since 2011 and is the Chairman of the Nominating and Corporate Governance Committee. Since 2008, Mr. LeFave has been a Principal at D&L Partners, LLC, an information technology consulting firm. Mr. LeFave served as Chief Information Officer for Nextel Communications, a telecommunications company, from 1999 until its merger with Sprint Corporation in 2005, after which he served as Chief Information Officer for Sprint Nextel Corporation until 2008. From 1995 to 1999, Mr. LeFave served as Chief Information Officer for Southern New England Telephone Company, a provider of communications products and services. Mr. LeFave has held the Chief Information Officer position including CISO duties for a U.S.-based manufacturing firm and attended Harvard Business School (“HBS”) courses in Board Compensation and Audit Committee strategies and completed his HBS Corporate Director Certificate. We believe Mr. LeFave’s qualifications to sit on our board include his extensive experience and leadership in the information technology and telecommunications industry.

Giora Yaron has been a director of Amdocs since 2009 and is Chairman of the Technology and Innovation Committee. Dr. Yaron co-founded Itamar Medical Ltd., a publicly-traded medical technology company acquired by Zoll Medical in September 2021. He co-founded P-cube, Pentacom, Qumranet, Exanet and Comsys, privately-held companies sold to multinational corporations. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held edge computing technology company and serves as one of its directors. Dr. Yaron served as a director of Hyperwise Security, a company focused on providing a comprehensive APT protection, which was sold to Checkpoint in early 2015, served as Chairman of the Board at Excelero (ExpressIO) until 2019, a company focused on providing ultra-fast block storage solution and Equalum focused on streaming in real-time changes from a variety of data bases to a unified platform for real-time Big Data Analytics, which was sold to Nvidia in early 2022. Dr. Yaron is an active investor in various companies including Salto, Afforata, Vulcan Security, Aqua Security, CyberPion, Kubia.AI, Privya.AI and Illumex. Dr. Yaron has served as the chairman of The Executive Council of Tel Aviv University, an institution of higher education, between 2010-2019 and a director of Ramot, which is the Tel Aviv University’s technology transfer company until 2015. Dr. Yaron has served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, since 2008, and on the advisory board of the Israeli Ministry of Defense since 2011. Dr. Yaron served from 1996 to 2006 as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software company acquired by Hewlett-Packard, including as chairman from 2004 to 2006. We believe that Dr. Yaron’s qualifications to sit on our Board of Directors include his experience as an entrepreneur and the various leadership positions he has held on the boards of directors of software and technology companies.

Rafael de la Vega has been a director of Amdocs since January 2018 and is Chairman of the Management Resources and Compensation Committee. Since 2017, he has served as the Chairman and Founder of the De La Vega Group, a consultancy and advisory services firm. From February 2016 to December 2016, Mr. de la Vega served as the Vice Chairman of AT&T Inc. and CEO of Business Solutions & International. From 2014 to 2016, Mr. de la Vega served as President and CEO of AT&T Mobile and Business Solutions and from 2007 to 2014 he served as the President and CEO of AT&T Mobility. Mr. de la Vega also held various positions at several telecommunications companies, including Cingular Wireless and Bell South Latin America. During his time at Cingular Wireless, he was responsible for the integration of AT&T Wireless and Cingular Wireless. He also serves on the boards of American Express Company and New York Life Insurance Company. He served on the Executive Committee of the Boy Scouts of America until May 2018 and served as Chairman of the 2017 Boy Scouts Jamboree. He is the former Chairman of Junior Achievement Worldwide and continues to serve on its board of directors. In June 2018, Mr. de la Vega joined as the Vice Chairman of the Board of Directors of Ubicquia LLC. In September 2018 he joined the Board of Advisors of RapidSOS. Mr. de la Vega also recently joined Forté Ventures as a Limited Partner. We believe Mr. de la Vega’s qualifications to sit on our Board of Directors include his extensive experience and leadership in the telecommunications industry.

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

John A. MacDonald has been a director of Amdocs since 2019. Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations and serves as a board member of BookJane Inc. From 2012 to 2021, Mr. MacDonald served as a board member of Rogers Communications Inc. From 2003 to 2008, Mr. MacDonald served as the President, Enterprise Division of MTS Allstream. Before that, between 2002 to 2003, Mr. MacDonald was a President and Chief Operating Officer AT&T Canada. AT&T Canada was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. In 1994 Mr. MacDonald joined Bell Canada as its Chief Technology Officer and retired from Bell Canada in 1999 as its President and Chief Operating Officer. From 1977 to 1994 Mr. MacDonald worked at NBTel, where he became Chief Executive Officer in 1994. We believe Mr. MacDonald’s qualifications to sit on our Board of Directors include his extensive experience and leadership in the telecommunications industry.

Yvette Kanouff has been a director of Amdocs since 2020. Since August 2018, Ms. Kanouff has served as a director of Sprinklr CXM, which became a public company in June 2021. Since August 2019, Ms. Kanouff has served as a director of Science Applications International Corporation (SAIC). Since February 2021, Ms. Kanouff has served as a director of Entegris ENTG. Ms. Kanouff is currently a partner and chief technology officer at Silicon Valley-based venture capital and private equity firm JC2 Ventures where Ms. Kanouff is responsible for technology strategy and engineering relationships within JC2 Ventures investment companies, partners, and customers. Prior to that, Ms. Kanouff served as a senior vice president and general manager for Cisco’s Service Provider Business where she was responsible for more than $7 billion in direct revenue and more than 6,000 employees globally. Previously, Ms. Kanouff held leadership positions for numerous companies, including Cablevision, SeaChange International, and Time Warner. Ms. Kanouff holds a bachelor’s degree, a master’s degree in mathematics from the University of Central Florida and completed her HBS Corporate Director Certificate. Ms. Kanouff is also a director and executive advisor of several private technology companies.

Sarah Ruth Davis has been a director of Amdocs since 2021. From 2007 to May 2021, Ms. Davis served in various executive roles at Loblaw Companies Limited, Canada’s largest retailer and the nation’s food and pharmacy leader. From 2017 until May 2021, Ms. Davis served as the president of Loblaw Companies Limited. From 2014 until 2017, Ms. Davis served as the chief administrative officer of Loblaw. Before being appointed as the chief administrative officer, Ms. Davis served as Loblaw’s chief financial officer from 2010 until 2014. Prior to her appointment as chief financial officer, Ms. Davis served as the financial controller between 2007 to 2010. From 2005 until 2007, she was the controller and vice president of finance of Rogers Communications, Inc. Between 1996 to 2005, Ms. Davis served in various finance and accounting roles with Bell Canada, including chief financial officer of Bell Nexxia and the vice president of complex bids at BCE Emergis Inc., a Bell spin-off that owned an array of media and e-commerce companies. Since 2014 Ms. Davis also serves on the board of directors of AGF Management Limited, an investment manager traded on the Toronto Stock Exchange. Between 2010 and 2021 Ms. Davis served on the board of directors of President’s Choice Bank. From 2017 until 2021, Ms. Davis served as the chairman of T&T Supermarket Inc. In August 2021, Ms. Davis joined the boards of directors of Victoria’s Secret & Co., a company traded on the New York Stock Exchange, and Pet Valu Holdings Ltd., a pet supply company traded on the Toronto Stock Exchange. Ms. Davis was named one of Canada’s Most Powerful Women: Top 100 in 2011 by the Women’s Executive Network and was the executive sponsor of the Women@Loblaw network. Ms. Davis holds a Bachelor of Commerce, honors degree from Queen’s University and is a chartered accountant and Fellow of the CPA.

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

Tamar Rapaport-Dagim has been our Chief Financial Officer since 2007, and our Chief Operating Officer since October 1, 2018. Ms. Rapaport-Dagim is also the chair of several executive committees of Amdocs and a member of all of them. Ms. Rapaport-Dagim served as our Vice President of Finance from 2004 until 2007. Prior to joining Amdocs, from 2000 to 2004, Ms. Rapaport-Dagim was the Chief Financial Officer of Emblaze, a provider of multimedia solutions over wireless and IP networks. She has also served as controller of Teledata Networks (formerly a subsidiary of ADC Telecommunications) and has held various finance management positions in public accounting.

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

Compensation

During fiscal 2022, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $80,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committee received an annual cash payment of $30,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $20,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $15,000. The Chairman of our Audit Committee received an annual cash payment of $42,500 and the Chairman of our Management Resources and Compensation Committee received an annual cash payment of $32,500. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $27,500. Each Non-Employee Director received an annual grant of restricted shares at a total value of $255,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. The restricted share awards to our Non-Employee Directors vest quarterly. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date.

We enforce stock ownership guidelines that capture the Board of Directors and executive management population, requiring each to comply with benchmark equity holdings at all times (to be achieved over 5 years). The policy includes the following holding guidelines:

•	Board of Directors – 6X over annual cash retainer

•	CEO – 6X over annual base salary

•	CFO / COO and top executives – 2X-4X over annual base salary

We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings and for other reasonable expenses incurred while executing their responsibilities as directors. Cash and equity compensation paid to our Non-Employee Directors may be prorated for partial-year service.

A total of 14 persons who served either as directors or officers of Amdocs during all or part of fiscal 2022 received remuneration from Amdocs. The aggregate remuneration paid or accrued by us to such persons in fiscal 2022 was approximately $6.0 million, compared to $5.3 million and $5.3 million in fiscal 2021 and fiscal 2020, respectively, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2022, we granted to such persons an aggregate of 216,122 restricted shares typically subject to three- to four-year vesting and, often times, achievement of certain performance thresholds, and in the case of our directors, subject to quarterly vesting. All restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

The following table summarizes our compensation philosophy for our directors and executive management — “What we do?” and “What we don’t do?”:

What we do?	What we don’t do?
✓ We seek to provide an appropriate mix of short and long-term incentives	✓ No minimum guaranteed vesting for performance-based equity awards

✓ We target at least 50-70% of executive management compensation to be performance-contingent	✓ No guaranteed performance bonuses

✓ We strive to align executive management compensation with shareholders return through equity incentive awards	✓ No executive contracts with multi-year guaranteed salary increases or nonperformance bonus arrangements

✓ We set performance objectives, which we believe will drive shareholder returns	✓ No loans to executives or directors

✓  We use a combination of performance metrics, such as total shareholder return (TSR), earnings per share (EPS) and revenue growth, to ensure that no single measure affects compensation disproportionately

✓  We generally subject equity grants to vesting periods of three to four years to motivate long-term performance, align the interests of executive management and shareholders and provide an incentive for retention

✓ We established stock ownership requirements for executive management and non-employee directors

✓ We include a clawback policy for cash and equity incentive awards

Board Practices

Eleven directors currently serve on our Board of Directors, all of whom were elected at our annual meeting of shareholders on January 28, 2022. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. In August 2017, the Board of Directors established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be renewed annually for it to stay in effect. In August 2021, Mr. James Kahan and Mr. Giora Yaron were each granted a one-year waiver to continue as director past the age of 73 years until the annual general meeting in 2023 in light of the circumstances presented to the Board of Directors, including their exceptional industry experience and value to the Board, as well as the then-current global business and market environment. Other than the employment agreement between us and our President and Chief Executive Officer, which provides for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment.

Board Committees

Our Board of Directors maintains four committees as set forth below. Members of each committee are appointed by the Board of Directors.

The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. The current members of our Audit Committee are Mr. Gardner (Chair), Mr. LeFave, Mr. Minicucci and Ms. Davis, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that each of Mr. Gardner and Ms. Davis is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of Nasdaq. In particular, we believe that the professional experiences of Mr. Gardner, Mr. LeFave, Mr. Minicucci and Ms. Davis provide important insights into their work on the Audit Committee. For example, we believe Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to the Committee. In addition, we believe that Mr. LeFave’s experience as a seasoned Fortune 500 CIO with CISO responsibilities for over five years provides a foundation of cyber awareness to the Audit Committee and also believe that Mr. LeFave’s post-graduate training at HBS in Audit Committee best practices as part of his HBS Corporate Director Certificate provides valuable contributions to the Committee. Similarly, we believe that Mr. Minicucci’s experience as chief financial officer to a public company and treasurer of another public company have provided him with strong business acumen and strategic and financial expertise that benefits the Committee. We also believe Ms. Davis’s extensive executive experience with Loblaw and her myriad roles in finance and accounting, along with her experience as a director of other public companies, position her to make valuable contributions to the Committee. The Audit Committee written charter is available on our website at www.amdocs.com.

The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles, oversees the evaluations of our Board of Directors and reviews and recommends compensation (including equity-based compensation) for our directors. The current members of the Nominating and Corporate Governance Committee are Messrs. LeFave (Chair), Kahan and Minicucci, all of whom are independent directors, as required by the Nasdaq listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. The current members of our Management Resources and Compensation Committee are Messrs. de la Vega (Chair), LeFave, Minicucci and MacDonald, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. Amongst its responsibilities, the Management Resources and Compensation Committee:

•	retains, on an annual basis, an independent compensation consultant to assist in its evaluation of executive compensation according to industry benchmarks and best practice;

•	periodically reviews the relevant peer groups used for compensation benchmarks;

•	periodically reviews the implementation of our compensation philosophy and programs;

•	administers our 1998 Stock Option and Incentive Plan, as amended, and any other stock option or equity incentive plans in accordance with their terms; and

•	reviews executive compensation in consideration of clawback provisions, in line with its charter.

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

Workforce Personnel

The following table presents the approximate average number of our workforce for each of the fiscal years indicated, by function and by geographical location (in each of which we operate at multiple sites):

	Fiscal Year,
	2022	2021	2020
Software and Information Technology, Sales and Marketing
Americas	6,043	5,465	5,522
EMEA	6,276	6,087	5,957
APAC	16,299	14,083	12,815

	28,618	25,635	24,294
Management and Administration	1,670	1,541	1,581

Total Workforce	30,288	27,176	25,875

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

A small number of our employees in Canada, our employees in Brazil and our employees in Chile have union representation. We also have an affiliation with a non-active union in Mexico. We have a works council body in the Netherlands and Germany which represents the employees and with which we work closely to ensure compliance with the applicable local law. We also have an employee representative body in France and Finland.

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

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of November 30, 2022, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 2,145,405 shares. As of November 30, 2022, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

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

The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2022, of the 70,550,000 ordinary shares available for issuance under the Equity Incentive Plan, 62,807,409 ordinary shares had been issued as a result of option exercises and restricted share issuances. As of September 30, 2022, 4,857,147 ordinary shares remained available for future grants, subject to a sublimit applicable to the award of restricted shares or awards denominated in stock units. As of November 30, 2022, there were outstanding options to purchase an aggregate of 2,310,540 ordinary shares at exercise prices ranging from $35.69 to $72.19 per share and 433,502 shares are subject to outstanding restricted stock units.

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

2023 Employee Share Purchase Plan

On November 8, 2022, our Board of Directors adopted, subject to approval by our shareholders, the Amdocs Limited 2023 Employee Share Purchase Plan, or the ESPP. The ESPP will be presented to our shareholders for approval at the annual general meeting of shareholders to be held in 2023, and, if approved, will become effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission. As approved by our Board of Directors, the maximum number of our ordinary shares that may be issued under the ESPP will not exceed in the aggregate 2,400,000 ordinary shares.

If approved by our shareholders, the ESPP will be administered by the Management Resources and Compensation Committee of our Board of Directors and will provide eligible employees of Amdocs and its participating subsidiaries with an opportunity to acquire a proprietary interest in our Company through the purchase of ordinary shares. The ESPP will include both a “423 Component,” which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended, or the Code, and a “Non-423 Component,” which is not intended to qualify as such. Under the ESPP, participants will have the right to purchase ordinary shares at the end of each purchase period under the ESPP based on their accumulated payroll deductions during the purchase period of a specified percentage of eligible compensation (up to 10%). Unless determined otherwise, each purchase period under the ESPP will be six months in duration, and the purchase price per ordinary share will equal the lesser of 85% of the fair market value of our ordinary shares at either the beginning of the purchase period or the end of the purchase period.

The Management Resources and Compensation Committee may amend the ESPP at any time in its discretion, except that shareholder approval will be required for any amendment to increase the number of ordinary shares available under the ESPP or to make any other change that would require shareholder approval in order for the ESPP to qualify as an “employee stock purchase plan” under Section 423 of the Code. The ESPP may be terminated at any time by our Board of Directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of November 30, 2022 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 120,816,602 ordinary shares outstanding as of November 30, 2022, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of November 30, 2022. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	16,303,174	13.5%
Janus Henderson Group plc(2)	7,185,211	5.9%
Massachusetts Financial Services Company(3)	6,303,951	5.2%
All directors and officers as a group (14 persons)(4)	2,145,405	1.8%

(1)

Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 9, 2022, as of December 31, 2021, FMR had sole power to vote or direct the vote over 1,743,053 shares and sole power to dispose or direct the disposition of 16,303,174 shares. Abigail P. Johnson is a Director, the Chairman of FMR and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(2)

Based on a Schedule 13G/A filed by Janus Henderson Group plc, or Janus Henderson, with the SEC on February 10, 2022, as of December 31, 2021, Janus Henderson has an indirect 97% ownership stake in Intech Investment Management LLC (“Intech”) and a 100% ownership stake in Janus Henderson Investors U.S. LLC (“JHIUS”), Henderson Global Investors Limited (“HGIL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“JHIAIFML”), (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JHIUS may be deemed to be the beneficial owner of 6,965,869 shares or 5.6% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, JHIUS does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Henderson is 201 Bishopsgate EC2M 3AE, United Kingdom.

(3)

Based on a Schedule 13G filed by Massachusetts Financial Services Company, or MFS, with the SEC on February 2, 2022, as of December 31, 2021, MFS had sole power to vote or direct the vote over 5,622,052 shares and sole power to dispose or direct the disposition of 6,303,951 shares.

(4)

Includes options held by such directors and executive officers that are exercisable within 60 days after November 30, 2022. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

As of September 30, 2022, our ordinary shares were held by 2,220 record holders. Based on a review of the information provided to us by our transfer agent, 980 record holders, including Cede & Co., the nominee of The Depository Trust Company, holding approximately 99% of our outstanding ordinary shares held of record, were residents of the United States.

Related Party Transactions

None.

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

Certain of our subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. Our counterparty has claimed monetary damages. The dispute is over contracts, under which we were providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. We believe we have solid arguments and are vigorously defending our rights. While we have achieved positive results in many of the procedures, a number of the procedures are still ongoing. We are unable to reasonably estimate the ultimate outcome of the above dispute.

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

The Board of Directors is authorized to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares without further shareholder approval. As of September 30, 2022, 120,842,660 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:

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

In November 2021, we entered into the First Amendment to the Amended and Restated Credit Agreement, in which we adopted technical changes to facilitate moving from a LIBOR-based lending standard to a SONIA- based lending standard, as needed. A copy of the First Amendment to the Amended and Restated Credit Agreement is included as Exhibit 4.c.1 to this Annual Report.

In October 2021, we entered into a Restated and Amended Master Services and Software License Agreement with AT&T Services, Inc., as amended, which amends and restates the Master Services Agreement, as amended, that we entered into with AT&T Services, Inc. in February 2017. The agreement, as amended, provides that Amdocs will provide software and services to AT&T as specified therein and remains in effect until October 15, 2025. A copy of the Restated and Amended Master Services and Software License Agreement, as amended, is included as Exhibits 4.a and 4.a.1 – 4.a.5 to this Annual Report.

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

General

Our effective tax rate was 15.3% for fiscal 2022, compared to 15.5% for fiscal 2021 and 14.7% for fiscal 2020.

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

Certain Indian Tax Considerations

Through subsidiaries, we operate development centers and a business processing operations center in India. In 2022, the corporate tax rate applicable in India on trading activities was 34.94% for development center and reduced corporate tax at 27.82% for business processing operations having gross turnover up to a prescribed threshold. Our main subsidiary in India operates under specific favorable tax entitlements that are based upon pre-approved information technology-related services activity. As a result, these activities are entitled to considerable corporate income tax concessions on eligible profits from export of services derived from such pre-approved information technology activity, provided our subsidiary continues to meet the conditions required for such tax benefits.

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

Our main Indian subsidiary is subject to a separate tax entitlement under which its operating units are exempt from tax on the respective tax incentive-eligible activity if 50% of the profits of the unit are credited to a specific reserve provided that such reserve is utilized for the purpose of investments in plant and machinery within three years from the end of the year in which reserve is created. If such reserve is not utilized for the purpose specified in the Indian Tax Laws, the same will be deemed as income in the year immediately following the period of three years in which the reserve is made. The tax incentive regime also requires that employees work from specified designated premises. This requirement may conflict with our current hybrid work model and, as such, our main Indian subsidiary is now planning to gradually exit the tax incentive regime. Once the exit is finalized, the tax incentive of 50% reduction / deduction on corporate income tax will no longer be available. While the exact date of exit is not finalized as of the date of filing, the authorities in India were notified in October 2022 by our Indian subsidiary of its decision to gradually exit the regime.

Further, in 2018 a new operation was commenced in another subsidiary in India with effect from May 1, 2018. The activity conducted by this entity is generally entitled to a 100% reduction on its corporate income tax for the first five years of operation and a 50% reduction for the following five years. MAT is levied on book profits at an effective rate of 16.69% and can be carried forward for 15 years to be credited against corporate income taxes. One of the conditions for availment of this tax incentive is that the employees are required to work from specified designated premises. While this condition has been fulfilled previously, due to the changing work environment following the COVID-19 pandemic, the authorities have provided an option for companies to request for permission for a percentage of their employees to work from home and continue to avail of the incentives. An application was accordingly filed by this subsidiary and permission has been granted by the Indian tax authorities, allowing for up to 80% of the total workforce in such subsidiary to work from home. Accordingly, such permission is expected to ensure that the subsidiary continues to benefit from the tax incentive similar to prior years.

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

Law for the Encouragement of Capital Investments, 1959. Certain production and development facilities of our primary Israeli subsidiary have been granted “Approved Enterprise” status pursuant to the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status. Such status was subsequently extended and expanded several times pursuant to the terms of the Investment Law of 2005.

More recently, our primary Israeli subsidiary has availed itself of tax benefits under the “Preferred Technological Enterprise” regime, which has become available as a result of a further amendment to the Law for the Encouragement of Capital Investments which was enacted in 2017. Further details can be found below.

Tax Benefits

Until December 31, 2020, our primary Israeli subsidiary had elected the alternative benefits route with respect to its Approved Enterprise and its expansions, pursuant to which it enjoyed, in relation to its Approved Enterprise operations, certain tax holidays, based on the location of activities within Israel, for a period of two to ten years and, in the case of a two year tax holiday, reduced tax rates for an additional period of up to eight years (and, in certain cases, up to 13 years). In case it were to pay a dividend, at any time, out of exempt income generated during the tax holiday period in respect of its Approved Enterprise, it would have been subject to corporate tax at the otherwise applicable rate of 10% of the taxable income from which such dividend was paid. This corporate level tax, which was essentially a recapture of corporate tax from which the corporation was previously exempt, was in addition to the shareholder level withholding tax on dividends as described below. The exempt earnings subject to potential recapture were commonly referred to as “previously exempt earnings.”

Within the framework of the Israeli budget law enacted on November 15, 2021 (the “Amendment”), a temporary order (“TO”) provided companies with the opportunity to pay, at their discretion, a reduced corporate tax rate on such “previously exempt earnings” during one-year “window”, which ends on December 14, 2022. The exact reduced corporate tax rate applicable to the “previously exempt earnings” is calculated by applying a formula specified in the TO. In any event, the tax rate cannot be less than 6%.

In respect of our primary Israeli subsidiary, the 6% tax rate (instead of the 10% tax rate), i.e., the full benefit, will apply provided that the Israeli subsidiary elects to apply the benefit to all of its previously exempt earnings within the defined period. Our primary Israeli subsidiary has elected to pay the reduced corporate tax of 6% on all of its “previously exempt earnings,” and has notified the Israeli tax authorities accordingly. As of the date of filing, our primary Israeli subsidiary has paid the tax at the reduced rate on all of its “previously exempt earnings.”

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

The corporate tax rate applicable to the Preferred Technological Income generated by a Special Preferred Technological Enterprise (companies that qualify as a Preferred Technological Enterprise and which are part of a group with annual consolidated revenue in excess of NIS 10 billion — approximately US $3 billion at current exchange rates) is 6%. The reduced tax rate applies only with respect to the revenue attributable to the portion of intellectual property developed in Israel. The Preferred Technological Income is calculated for each tax year by applying the “Nexus” formula as detailed in Israeli regulations.

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

In 2021, our primary Israeli subsidiary elected for the first time to apply the Preferred Technological Enterprise regime to its activities. Accordingly, our primary Israeli subsidiary will be eligible for the benefits of the Preferred Technological Enterprise regime to the extent of its Preferred Technological Income for the tax (calendar) year 2021 and for any subsequent tax year in which it meets the conditions stipulated in the Encouragement Law. Provided that the consolidated annual turnover of the group continues to be in excess of the NIS 10 billion threshold (as has been the case in recent years), we expect that our primary Israeli subsidiary will qualify as a Special Preferred Technological Enterprise also in calendar tax year 2022 and in future years and, as a result, its Preferred Technological Income will be taxed at a rate of 6% and dividends distributed out of earnings generated under the Special Preferred Technological Enterprise regime will be subject to withholding tax at a rate of 4%. However, there can be no assurance that this beneficial tax treatment will apply in any future year (for example, as a result of a change in law or if any of the conditions stipulated in the Encouragement Law are not met in a particular year).

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

This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder of ordinary shares based on such holder’s particular circumstances, U.S. federal income tax consequences to certain U.S. holders that are subject to special treatment (such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, U.S. holders that hold ordinary shares as part of a “straddle,” “hedge” or “conversion transaction” with other investments, U.S. holders that hold ordinary shares in connection with a trade or business outside the United States, U.S. holders who acquired ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation or U.S. holders owning directly, indirectly or by attribution at least 10% of the ordinary shares), or any aspect of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity, the possible application of U.S. federal gift or estate taxes or any alternative minimum or Medicare contribution tax consequences.

This summary is for general information only and is not binding on the Internal Revenue Service, or the IRS. There can be no assurance that the IRS will not challenge one or more of the statements made herein. U.S. holders are urged to consult their own tax advisers as to the particular tax consequences to them of owning and disposing of our ordinary shares. Except as described in “— Passive Foreign Investment Company Considerations” below, this discussion assumes that we are not and have not been a passive foreign investment company, or a PFIC, for any taxable year.

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

Passive Foreign Investment Company Considerations. If, for any taxable year, 75% or more of our gross income consists of certain types of passive income, or 50% or more of the average value of our assets including goodwill (generally determined on a quarterly basis) consists of passive assets (generally, assets that generate passive income), we will be treated as a PFIC for such year. If we are treated as a PFIC for any taxable year during which a U.S. holder owns our ordinary shares, the U.S. holder generally will be subject to increased tax liability upon the sale of our ordinary shares or upon the receipt of certain excess distributions, unless such U.S. holder makes an election to mark our ordinary shares to market annually.

We believe that we were not a PFIC for our taxable year ended September 30, 2022. However, because the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our ordinary shares (which may be volatile), and the amount and type of our gross income, we cannot guarantee that we will not become a PFIC for the current or any future taxable year or that the IRS will agree with our conclusion regarding our current PFIC status.

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

During fiscal year 2022, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, assuming the costs of executing these contracts are worthwhile. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily in Canadian dollar and European Euros, and anticipated costs to be incurred in a foreign currency, primarily New Israeli Shekels and Indian Rupees. We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in New Israeli Shekels, Indian Rupees, Philippine Pesos, European Euros, Canadian dollars, Indonesian Rupees, as well as other foreign currency of jurisdictions in which we operate. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 7 to our consolidated financial statements.

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2022. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2022, for forward contracts, and based on spot rates as of September 30, 2022 for options.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$1,903	$48.9

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expense and income are sensitive to changes in interest rates, as all of our cash investments and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments, if applicable, are generally invested in short-term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of bank deposits, money market funds, corporate bonds securities, U.S. government treasuries and municipal bonds.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2022. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2022, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2022, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and the related reports of our independent public accounting firm, are included on pages F-2 through F-7 of this Annual Report on Form 20-F, and are incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that there are at least two audit committee financial experts, Adrian Gardner and Sarah Ruth Davis, serving on our Audit Committee. Our Board of Directors has determined that Mr. Gardner and Ms. Davis are independent directors.

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

Audit Fees

Ernst & Young billed us approximately $3.5 million for audit services for fiscal 2022, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.6 million for audit services for fiscal 2021.

Audit-Related Fees

Ernst & Young billed us approximately $1.4 million for audit-related services for fiscal 2022. Audit-related services principally include SOC 1 report issuances and due diligence examinations. Ernst & Young billed us approximately $2.5 million for audit-related services for fiscal 2021.

Tax Fees

Ernst & Young billed us approximately $1.1 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services, for fiscal 2022. Ernst & Young billed us approximately $1.3 million for tax advice in fiscal 2021.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2022 or fiscal 2021.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2022, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2022 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/1/21-10/31/21	253,895	$78.76	253,895	$978,487,277
11/1/21-11/30/21	696,974	$74.39	696,974	$926,641,991
12/1/21-12/31/21	1,362,930	$72.66	1,362,930	$827,614,145
01/1/22-01/31/22	530,469	$75.38	530,469	$787,628,127
02/1/22-02/28/22	563,182	$78.13	563,182	$743,629,102
03/1/22-03/31/22	573,933	$80.17	573,933	$697,614,346
04/1/22-04/30/22	390,067	$82.59	390,067	$665,398,244
05/1/22-05/31/22	575,231	$80.88	575,231	$618,873,069
06/1/22-06/30/22	255,530	$83.10	255,530	$597,639,241
07/1/22-07/31/22	357,076	$84.01	357,076	$567,640,221
08/1/22-08/31/22	364,979	$87.76	364,979	$535,611,458
09/1/22-09/30/22	554,675	$82.03	554,675	$490,108,787

Total	6,478,941	$78.47	6,478,941	$490,108,787

(1)	Excludes broker and transaction fees.
(2)

On May 12, 2021, our board of Directors adopted a share repurchase plan authorizing the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2021 plan has no expiration date and permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In fiscal year 2022, we repurchased approximately 6.5 million ordinary shares at an average price of $78.47 per share (excluding broker and transaction fees). As of September 30, 2022, we had remaining authority to repurchase up to $490.1 million of our outstanding ordinary shares under the May 2021 plan.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2022 and to our website at www.amdocs.com.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Financial	Statements and Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2022, 2021 and 2020, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Management’s Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2022 and 2021

Consolidated Statements of Income for the fiscal years ended September 30, 2022, 2021 and 2020

Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2022, 2021 and 2020

Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2022, 2021 and 2020

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2022, 2021 and 2020

Notes to the Consolidated Financial Statements

Financial Statement Schedules of Amdocs Limited

Valuation and Qualifying Accounts

All other schedules have been omitted since they are either not required or not applicable, or the information has otherwise been included.

ITEM 19.	EXHIBITS

The exhibits listed hereof are filed herewith in response to this Item.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 99.1 to Amdocs’ Form 6-K filed January 26, 2009)

1.2	Amended and Restated Articles of Incorporation of Amdocs Limited (incorporated by reference to Exhibit 1.2 to Amdocs’ Annual Report on Form 20-F, filed December 7, 2010)

2	Description of rights of each applicable class of securities registered under Section 12 of the Securities Exchange Act of 1934

Exhibit No.	Description

2.1	Base Indenture between Amdocs Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated as of June 24, 2020 (incorporated by reference to Exhibit 4.1 to Amdocs’ Form 6-K filed June 24, 2020)

2.2	First Supplemental Indenture to the Base Indenture between Amdocs Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated as of June 24, 2020 (incorporated by reference to Exhibit 4.2 to Amdocs’ Form 6-K filed June 24, 2020)

4.a†	Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021

4.a.1†	Sixth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021

4.a.2†	Seventh Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021

4.a.3†	Eighth Amendment Eight to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021

4.a.4†	Ninth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021

4.a.5†	Tenth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021

4.b	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Amdocs’ Registration Statement on Form S-8, filed on August 17, 2020)

4.c	Third Amended and Restated Credit Agreement, dated as of March 19, 2021, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 4.c to Amdocs’ Annual Report on Form 20-F, filed December 9, 2021)

4.c.1	First Amendment to the Third Amended and Restated Credit Agreement, dated as of November 23, 2021, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Annual Report on Form 20-F, filed December 9, 2021)

8	Subsidiaries of Amdocs Limited

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1	Consent of Ernst & Young LLP

Exhibit No.	Description

100.1	The following financial information from Amdocs Limited’s Annual Report on Form 20-F for the year ended September 30, 2022, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2022 and 2021, (ii) Consolidated Statements of Income for the years ended September 30, 2022, 2021 and 2020, (iii) Consolidated Statements of Comprehensive Income for the years ended September 30, 2022, 2021 and 2020, (iv) Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2022, 2021 and 2020, (v) the Consolidated Statements of Cash Flows for the years ended September 30, 2022, 2021 and 2020, (vi) Notes to Consolidated Financial Statements, and (vii) Valuation and Qualifying Accounts

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain information has been excluded from the exhibit because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Name: Matthew E. Smith
Title: Secretary and Authorized Signatory

Date: December 13, 2022

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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2022. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.
Based on its assessment, management concluded that, as of September 30, 2022, the Company’s internal control over financial reporting is effective based on those criteria.
The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm which has issued an attestation report on the Company’s internal control over financial reporting included elsewhere in this Annual Report on Form
20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Amdocs Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Amdocs Limited (the “Company”) as of September 30, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2022, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of September 30, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated December 13, 2022 expressed an unqualified opinion thereon.
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

Uncertain Tax Positions

Description of the Matter
As discussed in Notes 2 and 10 to the consolidated financial statements, the Company operates in a multinational tax environment and is subject to tax treaty provisions and transfer pricing guidelines for intercompany transactions. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition. As of September 30, 2022, the total amount of unrecognized tax benefits for uncertain tax positions was $213 million.

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
December 13, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of Amdocs Limited
Opinion on Internal Control over Financial Reporting
We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Amdocs Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2022, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III and our report dated December 13, 2022 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP
New York, NY
December
13, 2022

AMDOCS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	As of September 30,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$573,377	$709,064
Short-term interest-bearing investments	244,603	256,527
Accounts receivable, net	946,777	866,819
Prepaid expenses and other current assets	238,390	235,089

Total current assets	2,003,147	2,067,499
Property and equipment, net	794,287	698,768
Lease assets	176,884	233,162
Goodwill	2,662,825	2,622,644
Intangible assets, net	178,312	259,032
Other noncurrent assets	574,938	630,669

Total assets	$6,390,393	$6,511,774

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$134,400	$121,199
Accrued expenses and other current liabilities	612,656	612,303
Accrued personnel costs	208,602	274,275
Lease liabilities	43,336	58,714
Deferred revenue	253,686	237,374

Total current liabilities	1,252,680	1,303,865
Deferred income taxes and taxes payable	312,237	304,538
Lease liabilities	138,378	177,906
Long-term debt, net of unamortized debt issuance costs	645,117	644,553
Other noncurrent liabilities	481,703	445,728

Total liabilities	2,830,115	2,876,590

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 284,400 and 281,945 issued and 120,842 and 124,866 outstanding, in 2022 and 2021, respectively	4,548	4,516
Additional paid-in capital	4,105,900	3,951,201
Treasury stock, at cost — 163,558 and 157,079 ordinary shares in 2022 and 2021, respectively	(6,731,789)	(6,223,317)
Accumulated other comprehensive (loss) income	(72,476)	9,338
Retained earnings	6,211,586	5,850,937

Total Amdocs Limited S hareholders’ equity	3,517,769	3,592,675
Noncontrolling interests	42,509	42,509

Total equity	3,560,278	3,635,184

Total liabilities and equity	$6,390,393	$6,511,774

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended September 30,
	2022	2021	2020

Revenue	$4,576,697	$4,288,640	$4,169,039
Operating expenses:
Cost of revenue	2,957,547	2,810,967	2,755,563
Research and development	354,706	312,941	282,042
Selling, general and administrative	528,572	487,255	458,539
Amortization of purchased intangible assets and other	71,075	78,784	78,137

	3,911,900	3,689,947	3,574,281

Operating income	664,797	598,693	594,758
Interest and other expense, net	(26,391)	(10,797)	(11,436)
Gain from sale of a business	10,000	226,410	—

Income before income taxes	648,406	814,306	583,322
Income taxes	98,905	125,932	85,482

Net income	$549,501	$688,374	$497,840

Basic earnings per share	$4.47	$5.36	$3.73

Diluted earnings per share	$4.44	$5.32	$3.71

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended September 30,
	2022	2021	2020

Net income	$549,501	$688,374	$497,840
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(60,353)	(5,063)	14,891
Net change in fair value of available-for-sale securities(2)	(21,523)	(1,272)	(2)
Net actuarial gain (loss) on defined benefit plan(3)	62	4,011	(680)

Other comprehensive (loss) income, net of tax	(81,814)	(2,324)	14,209

Comprehensive income	$467,687	$686,050	$512,049

(1)	Net of tax benefit (expense) of $2,076, $3,369 and $(2,371) for the fiscal years ended September 30, 2022, 2021 and 2020, respectively , please see Note 7.
(2)	No tax benefit (expense) for the fiscal years ended September 30, 2022, 2021 and 2020.
(3)	Net of tax expense of $(80), $(1,461) and $(11) for the fiscal years ended September 30, 2022, 2021 and 2020, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income(1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non-controlling interests(2)	Total Equity
	Shares	Amount

Balance as of September 30, 2019	134,773	$4,452	$3,667,662	$(5,182,409)	$(2,547)	$5,012,799	$3,499,957	$42,509	$3,542,466
Comprehensive income:
Net income(2)	—	—	—	—	—	497,840	497,840	—	497,840
Other comprehensive income	—	—	—	—	14,209	—	14,209	—	14,209

Comprehensive income							512,049	—	512,049
Employee stock options exercised	1,871	24	97,819	—	—	—	97,843	—	97,843
Repurchase of shares	(5,668)	—	—	(360,912)	—	—	(360,912)	—	(360,912)
Cash dividends declared ($1.2675 per ordinary share)	—	—	—	—	—	(168,732)	(168,732)	—	(168,732)
Issuance of restricted stock, net of forfeitures	559	7	—	—	—	—	7	—	7
Equity-based compensation expense related to employees	—	—	42,434	—	—	—	42,434	—	42,434

Balance as of September 30, 2020	131,535	$4,483	$3,807,915	$(5,543,321)	$11,662	$5,341,907	$3,622,646	$42,509	$3,665,155
Comprehensive income:
Net income(2)	—	—	—	—	—	688,374	688,374	—	688,374
Other comprehensive loss	—	—	—	—	(2,324)	—	(2,324)	—	(2,324)

Comprehensive income							686,050	—	686,050
Employee stock options exercised	1,541	21	89,037	—	—	—	89,058	—	89,058
Repurchase of shares	(9,036)	—	—	(679,996)	—	—	(679,996)	—	(679,996)
Cash dividends declared ($1.4075 per ordinary share)	—	—	—	—	—	(179,344)	(179,344)	—	(179,344)
Issuance of restricted stock, net of forfeitures	826	12	—	—	—	—	12	—	12
Equity-based compensation expense related to employees	—	—	54,249	—	—	—	54,249	—	54,249

Balance as of September 30, 2021	124,866	$4,516	$3,951,201	$(6,223,317)	$9,338	$5,850,937	$3,592,675	$42,509	$3,635,184
Comprehensive income:
Net income(2)	—	—	—	—	—	549,501	549,501	—	549,501
Other comprehensive loss	—	—	—	—	(81,814)	—	(81,814)	—	(81,814)

Comprehensive income							467,687	—	467,687
Employee stock options exercised	1,431	17	82,892	—	—	—	82,909	—	82,909
Repurchase of shares	(6,479)	—	—	(508,472)	—	—	(508,472)	—	(508,472)
Cash dividends declared ($1.545 per ordinary share)	—	—	—	—	—	(188,852)	(188,852)	—	(188,852)
Issuance of restricted stock, net of forfeitures	1,024	15	—	—	—	—	15	—	15
Equity-based compensation expense related to employees	—	—	71,807	—	—	—	71,807	—	71,807

Balance as of September 30, 2022	120,842	$4,548	$4,105,900	$(6,731,789)	$(72,476)	$6,211,586	$3,517,769	$42,509	$3,560,278

(1)
As of September 30, 2022, 2021 and 2020, accumulated other comprehensive (loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(46,580)
, $13,773
and $18,836
, unrealized loss on short-term interest-bearing investments, net of tax, of $(22,797)
, $(1,274)
and $(2)
and unrealized loss on defined benefit plan, net of tax, of $(3,099)
, $(3,161)
and $(7,172)
.

(2)	In fiscal years 2022, 2021 and 2020, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible.
The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,
	2022	2021	2020
Cash Flow from Operating Activities:
Net income	$549,501	$688,374	$497,840
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	224,535	208,830	198,409
Amortization of debt issuance cost	564	548	144
Equity-based compensation expense	71,807	54,249	42,434
Gain from sale of a business	(10,000)	(226,410)	—
Deferred income taxes	(3,292)	(50,605)	30,239
Loss from short-term interest-bearing investments	2,728	1,726	—
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(64,978)	(69,051)	134,584
Prepaid expenses and other current assets	(3,527)	(17,041)	(10,815)
Other noncurrent assets	19,760	(50,038)	(23,329)
Lease assets and liabilities, net	1,394	9,630	(7,881)
Accounts payable, accrued expenses and accrued personnel	(83,932)	122,224	(190,354)
Deferred revenue	(22,456)	193,655	(15,184)
Income taxes payable, net	15,648	26,814	(9,281)
Other noncurrent liabilities	58,967	32,902	11,330

Net cash provided by operating activities	756,719	925,807	658,136

Cash Flow from Investing Activities:
Purchase of property and equipment, net(1)	(227,219)	(210,438)	(205,510)
Proceeds from sale of short-term interest-bearing investments	21,948	18,205	—
Purchase of short-term interest-bearing investments	(34,275)	(276,978)	(753)
Net cash paid for business and intangible assets acquisitions	(24,430)	(142,697)	(249,358)
Net cash received from sale of a business	10,000	288,990	—
Other	(8,525)	(6,082)	(6,104)

Net cash used in investing activities	(262,501)	(329,000)	(461,725)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	—	—	450,000
Payments under financing arrangements	—	(100,000)	(350,000)
Proceeds from issuance of debt, net	—	—	643,919
Repurchase of shares	(508,472)	(679,996)	(360,912)
Proceeds from employee stock option exercises	82,924	89,056	97,850
Payments of dividends	(186,073)	(177,472)	(164,061)
Payment of contingent consideration from a business acquisition	(18,284)	(2,519)	(1,411)
Other	—	—	(240)

Net cash (used in) provided by financing activities	(629,905)	(870,931)	315,145

Net (decrease) increase in cash and cash equivalents	(135,687)	(274,124)	511,556
Cash and cash equivalents at beginning of year	709,064	983,188	471,632

Cash and cash equivalents at end of year	$573,377	$709,064	$983,188

Supplementary Cash Flow Information
Interest and Income Taxes Paid
Cash paid for:
Income taxes, net of refunds	$80,419	$146,442	$45,398
Interest(2)	16,741	19,371	5,392

(1)
The amounts under “Purchase of property and
equipment, net,” include
proceeds from sale of property and equipment of $521, $328
, and $194
for the years ended September 30, 2022, 2021 and 2020, respectively

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
consolidation.
In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that is equally owned by the Company and Union for the purpose of acquiring specific land which the Company uses as the site for a new campus in Ra’anana, Israel. On January 2, 2018, the Company completed the acquisition of the land. Pursuant to the agreements between the Company and Union, as the Company has control over the construction and ongoing operations of the new campus, the new entity’s financial information is consolidated into the Company’s consolidated financial statements with the portion not owned classified as non-controlling
interests. The Company is obligated to distribute in the future the new entity’s earnings under certain conditions, in fiscal years 2022, 2021 and 2020 the new entity had negligible earnings or losses and, therefore, an immaterial effect on consolidated financial statements of Amdocs Limited.
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
Investments
The Company has short-term interest-bearing investments comprised of marketable securities and bank deposits. The Company classifies all of its marketable securities as available-for-sale
securities and considers all of its marketable debt securities as available for use to meet the Company’s operational needs, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. Such marketable securities consist primarily of money market funds, corporate bonds, U.S. government treasuries and municipal bonds, which are stated at market value. The available-for-sale
investments are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive (loss) income in shareholders’ equity. The Company recognizes an impairment when there is a decline in the fair value of its investments below the amortized cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings and the available-for-sale
debt security’s amortized cost basis is written down to its fair value at the reporting date. For securities that do not meet these criteria, the Company needs to assess whether the decline is as result of a credit loss, and if so, the decline is recognized in earnings, while declines in fair value related to other factors are recognized in other comprehensive (loss) income. The Company uses a discounted cash flow analysis to estimate credit losses. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.
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
The Company capitalizes the expenditures related to the new campus in Israel, which are classified as building and land. Amortization will begin in fiscal year 2023 and will be amortized on the straight-line basis over the estimated useful life.
Leases
As a lessee, the majority of the Company’s lease obligation is for office real estate. The significant judgments used in determining its lease obligation include whether a contract is or contains a lease and the determination of the discount rate used to calculate the lease liability. The Company elected the practical expedient not to separate non-lease
components from lease components and instead to account for each separate lease component and the non-lease
components associated with that lease component as a single lease component for its real estate and vehicle leases.
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
When the Company is the lessee, all leases are recognized as lease liabilities and associated lease assets on the consolidated balance sheets. Lease liabilities represent the Company’s obligation to make payments arising from the lease. Lease assets represent the Company’s right to use an underlying asset for the lease term and may also include advance payments, initial direct costs or lease incentives. Fixed and variable payments that depend upon an index or rate, such as the Consumer Price Index (CPI), are included in the recognition of lease assets and liabilities at the commencement-date rate. Other variable payments, such as common area maintenance, property and other taxes, utilities and insurance that are based on the lessor’s cost, are recognized in the Consolidated Income Statement in the period incurred. Operating lease expense is recorded on a straight-line basis over the lease term.
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
Goodwill and intangible assets deemed to have indefinite lives are subject to an annual impairment test or more frequently if impairment indicators are present. The Company annual evaluation of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a quantitative impairment test, if necessary. The goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. There was no impairment of goodwill in fiscal years 2022, 2021 or 2020.
The Company tests long-lived assets, including definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment indicators include any significant changes in the manner of its use of the assets or the strategy of its overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition. Measurement of an impairment loss for long-lived assets, including definite life intangible assets that management expects to hold and use is based on the fair value of the cash generating unit. Long-lived assets, including definite life intangible assets, to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. There was an immaterial impairment of long-lived assets in fiscal year 2022, and no impairment for fiscal years 2021 or 2020.
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
Deferred tax liabilities and assets are classified as noncurrent liabilities and noncurrent assets, respectively, on the consolidated balance sheets. Deferred tax liabilities also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.
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
Revenue Recognition for ongoing services
— Revenue from ongoing support services and revenue from other ongoing services is recognized over time as services are performed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services.
Revenue Recognition for managed services arrangements
— Managed services arrangements include management of data center operations and IT infrastructure, application management and ongoing support, management of end-to-end
business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility.
The revenue from managed services arrangements is recognized for each individual performance obligation according to its relevant revenue category, including, but not limited to, revenue from the management of a customer’s operations, revenue from projects and revenue from ongoing support services.

Revenue from the management of a customer’s operations pursuant to managed services arrangements is recognized over time as services are performed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services, pursuant to the specific contract terms of the managed services arrangements. Typically, managed services arrangements are long term in duration and are not subject to significant seasonality.
Revenue Recognition for third-party hardware software and services
— Third-party hardware sales are typically recognized upon delivery or installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. Revenue from third-party hardware and software sales is recorded at a gross amount for transactions in which the Company controls the third-party hardware and software prior to fulfilling the performance obligation. In specific circumstances where the Company does not meet the above criteria, revenue is recognized on a net basis. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as it controls the services before transferring them to the customer.
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
Cost of Revenue
Cost of revenue consists of all costs associated with providing software licenses and services to customers, third party hardware and software including identified losses on contracts. Estimated losses on projects satisfied over time as work performed are recognized in the period in which the loss is identified.
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
Research and Development
Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, as part of the Company’s internal product development programs, which are sold, leased or otherwise marketed. Research and development costs are expensed as incurred.
Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.
Equity-Based Compensation
The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on their estimated fair values. The Company estimated the fair value of employee stock options at the date of grant using a Black-Scholes valuation model. The Company values restricted stock including performance restricted stock based on the market value of the underlying shares at the date of grant which is reduced by the present value of estimated dividends for grants of restricted stock units that do not accrue dividends. The Company recognizes compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight-line method. Performance restricted stock are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.
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
The Company evaluates accounts receivable and unbilled receivables to determine if they ultimately will be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for doubtful accounts, net of credit losses is for expected credit losses resulting from accounts receivable and unbilled receivables for which their collection is not reasonably probable. The allowance for doubtful accounts as of September 30, 2022 and 2021, was $16,627 and
$20,065
,
respectively. As of September 30, 2022, the Company had two customers with accounts receivable balances of more than 10% of total accounts receivable, aggregating to 41%. As of September 30, 2021, the Company had two customers with accounts receivable balances of more than 10% of total accounts receivable, aggregating to 40%, please see Note 21.
Earnings per Share
Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding equity-based awards using the treasury stock method. The Company includes participating securities (unvested restricted stock that contain non-forfeitable
rights to dividends or dividend equivalents) in the computation of earnings per share pursuant to the two-class
method, which calculates earnings per share for common shares and participating securities.
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
Recent Accounting Standards
In September 2022, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU
No. 2022-04,
“
Liabilities — Supplier Finance Programs (Subtopic
405-50):
Disclosure of Supplier Finance Program Obligations
.” The ASU requires from entities that use supplier finance programs to disclose sufficient information about the program’s nature, activity during the period, changes from period to period, and potential magnitude. This ASU will be effective for the Company on October 1, 2024, and early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.
In August 2021, the FASB issued ASU
No. 2021-08,
“
Business Combinations (Topic 805):
Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.”
The ASU requires companies to apply ASC 606 to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. This ASU will be effective for the Company on October 1, 2023 and early adoption is permitted.
In March 2020, the FASB issued ASU
No. 2020-04,
“
Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting.”
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
On December 31, 2020, the Company completed the divestiture. Based on the total consideration, the Company recorded pre-tax
gain of $226,410 (net of immaterial transaction costs) in the Consolidated Statements of Income during the fiscal year ended September 30, 2021. In connection with this divestiture, $9,194 of net assets and $61,396 of goodwill, were disposed. During fiscal year 2022, the Company recorded additional pre-tax
gain of $10,000 in the Consolidated Statements of Income as a result of achievement of certain performance metrics and received such additional consideration in
cash during
 fiscal year 2022.
The divestiture does not represent a strategic shift that will have a major effect on operations and financial results and, therefore, did not qualify for presentation as a discontinued operation, please see also Note 10.
Acquisitions
Entities acquired by the Company during the last three fiscal years have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year. During fiscal year 2022, the Company completed two immaterial acquisitions of technology companies, DevOps and Roam
,
for an aggregate net consideration of
$54,091
in cash, and additional contingent consideration subject to the achievement of certain performance metrics. In May 2022, the Company entered into a definitive agreement to acquire MYCOM-OSI, for approximately
$188,000
in cash. Recently, the Company and MYCOM-OSI mutually and amicably decided not to move forward with the planned acquisition following a longer than expected regulatory review process in the United Kingdom (that was still not complete). The definitive agreement has been terminated without any payments by either party to the other. As previously disclosed, this acquisition was not material and the decision not to pursue it is not expected to have an impact on the Company’s guidance.

During
fiscal year 2021, the Company acquired three technology companies, for an aggregate net consideration of $101,864 in cash, and additional contingent consideration subject to the achievement of certain performance metrics. Among them the largest of the three is Sourced

Group
, a leading global technology consultancy specializing in large-scale cloud transformations for sophisticated, high-end
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
Note 4 — Revenue
Contract Balances
The following table provides information about Accounts receivable, both billed and unbilled and deferred revenue:

	As of
	September 30, 2022	September 30, 2021

Accounts receivable — billed (net of allowances for doubtful accounts of $16,627 and $20,065 as of September 30, 2022 and 2021, respectively)	$789,611	$704,541
Accounts receivable — unbilled (current)	$157,166	$162,278
Accounts receivable — unbilled (non-current)	$27,417	$38,252

Total Accounts receivable — unbilled	$184,583	$200,530

Deferred revenue (current)	$(253,686)	$(237,374)
Deferred revenue (non-current)	$(69,907)	$(108,675)

Total Deferred revenue	$(323,593)	$(346,049)
Revenue recognized during the year ended September 30, 2022, which was included in deferred revenue (current) as of September 30, 2021 was $222,581. Revenue recognized during the year ended September 30, 2021, which was included in deferred revenue (current) as of September 30, 2020 was $115,474.
Remaining Performance Obligations from Contracts with Customer
As of September 30, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $6.3 billion. Remaining performance obligations typically include the remaining non-cancelable,
committed and fixed portion of contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.
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
Level 3:
Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.
The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2022 and 2021:

	As of September 30, 2022
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:

Money market funds	$266,362	$—	$—	$266,362
Corporate bonds	—	168,308	—	168,308
U.S. government treasuries	40,229	—	—	40,229
Municipal b onds	—	16,125	—	16,125
Supranational and sovereign debt	—	10,594	—	10,594
Asset backed obligations	—	9,347	—	9,347

Total available-for-sale securities	306,591	204,374	—	510,965

Equity Investments	—	—	46,015	46,015
Derivative financial instruments, net	—	(48,901)	—	(48,901)
Other liabilities	—	—	(23,390)	(23,390)

Total	$306,591	$155,473	$22,625	$484,689

	As of September 30, 2021
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$209,026	$—	$—	$209,026
Corporate bonds	—	190,437	—	190,437
U.S. government treasuries	54,752	—	—	54,752
Supranational and sovereign debt	—	7,453	—	7,453
Asset backed obligations	—	3,885	—	3,885

Total available-for-sale securities	263,778	201,775	—	465,553

Equity Investments	—	—	37,581	37,581
Derivative financial instruments, net	—	10,979	—	10,979
Other liabilities	—	—	(51,590)	(51,590)

Total	$263,778	$212,754	$(14,009)	$462,523

Available-for-sale
securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding
market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal year 2022. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out
scenarios, valued during fiscal years 2022 and 2021. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2022 and 2021. The decrease in Level 3 liabilities was primarily attributable to payments of certain acquisition-related liabilities, changes in the fair value recorded in the consolidated statement of income in fiscal year 2022, partially offset by changes recorded against goodwill in connection with recent acquisitions. Level 3 assets relate to equity investments, which were valued based on price changes in orderly transactions for similar private investments of the same issuer. The increase in Level 3 assets is a result of equity investments made during fiscal year 2022, as well as changes in the fair value was recorded in the consolidated statement of income.
Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, please see Note 12.
Note 6 —
Available-For-Sale
Securities
Available-for-sale
securities consist of the following interest-bearing investments:

	As of September 30, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Money market funds	$266,362	$—	$—	$266,362
Corporate bonds	183,266	—	14,958	168,308
U.S. government treasuries	44,658	—	4,429	40,229
Municipal bond	17,759	—	1,634	16,125
Supranational and sovereign debt	11,882	—	1,288	10,594
Asset backed obligations	9,835	—	488	9,347

Total(1)	$533,762	$—	$22,797	$510,965

(1)
Available-for-sale
securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale
securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s consolidated balance sheets.
As of September 30, 2022, $244,603 of securities were classified as short-term interest-bearing investments and $266,362 of securities were classified as cash and cash equivalents.

	As of September 30, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Money market funds	$209,026	$—	$—	$209,026
Corporate bonds	191,445	76	1,084	190,437
U.S. government treasuries	54,987	4	239	54,752
Supranational and sovereign debt	7,479	—	26	7,453
Asset backed obligations	3,890	—	5	3,885

Total(1)	$466,827	$80	$1,354	$465,553

(1)
Available-for-sale
securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale
securities with maturities of 90 days or less

from the date of acquisition were included in cash and cash equivalents on the Company’s consolidated balance sheets. As of September 30, 2021, $256,527 of securities were classified as short-term interest-bearing investments and $209,026 of securities were classified as cash and cash equivalents.

As of September 30, 2022, the unrealized losses attributable to the Company’s available-for-sale
securities were primarily due to credit spreads and interest rate movements, the majority of the securities that have unrealized losses as of September 30, 2022, also had immaterial unrealized losses as of September 30, 2021. The Company assessed whether such unrealized losses for the investments in its portfolio were caused by expected credit loss. Based on this assessment, the Company did not recognize any credit losses in the fiscal years ended September 30, 2022 and 2021. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.
As of September 30, 2022, the Company’s
available-for-sale
securities had the following maturity dates:

Market Value

Due within one year	$285,671
1 to 2 years	59,726
2 to 3 years	85,794
3 to 4 years	67,113
Thereafter	12,661

$510,965

Note 7 — Derivative Financial Instruments
The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.
The Company’s derivatives expose it to credit risks from possible non-performance
by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $3,349 as of September 30, 2022. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.
The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow
s
.
The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2022. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2022 for forward contracts
.

Notional Value*

Foreign exchange contracts	$1,902,786

(*)	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

The Company reco
r
ds all derivative instruments on the consolidated balance sheets at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2022 and September 30, 2021, is as follows:

	As of September 30,
	2022	2021
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$1,226	$6,962
Other noncurrent assets	—	3,068
Accrued expenses and other current liabilities	(35,659)	(70)
Other noncurrent liabilities	(16,413)	—

	(50,846)	9,960
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	10,808	4,230
Accrued expenses and other current liabilities	(8,863)	(3,211)

	1,945	1,019
Net fair value	$(48,901)	$10,979

Cash Flow Hedges
In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of September 30, 2022 is scheduled to mature within the next 12 months
.
The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, a separate component of equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, is recognized immediately in interest and other expense, net.
The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2022, 2021 and 2020, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	(Losses) Gains Reclassified from Accumulated Other Comprehensive (Loss) Income (Effective Portion) Year Ended September 30,
	2022	2021	2020
Line item in consolidated statements of income:

Revenue	$445	$(473)	$834
Cost of revenue	(9,194)	20,209	4,166
Research and development	(3,376)	6,069	1,646
Selling, general and administrative	(3,910)	6,347	2,500

Total	$(16,035)	$32,152	$9,146

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive (loss) income, net of tax, is as follows:

	Year Ended September 30,
	2022	2021	2020
Net unrealized gain (loss) on cash flow hedges, net of tax, beginning of period	$13,773	$18,836	$3,945
Changes in fair value of cash flow hedges, net of tax	(75,226)	24,239	21,903
Reclassification of (losses) gains into earnings, net of tax	14,873	(29,302)	(7,012)

Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(46,580)	$13,773	$18,836

Net
unrealized (losses) gains from cash flow hedges recognized in other comprehensive (loss) income were
$
(78,465
), $
23,720
and $
26,408
, or $
(75,226
), $
24,239
and $
21,903
, net of taxes, during the fiscal years ended September 30, 2022, 2021 and 2020, respectively.
Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive (loss) income as of September 30, 2022, a net loss of $32,736 will be reclassified into earnings during fiscal 2023 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.
The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2022, 2021 and 2020, was not material.
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
These instruments are generally short-term in nature, with typical maturities of less than 12 months
, and are subject to fluctuations in foreign exchange rates.
The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2022, 2021 and 2020, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income Year Ended September 30,
	2022	2021	2020
Line item in statements of income:
Cost of revenue	$(8,731)	$4,786	$(718)
Research and development	(2,195)	1,187	(341)
Selling, general and administrative	(2,375)	1,301	(559)
Interest and other expense, net	(2,132)	1,808	255
Income taxes	3,018	(3,125)	(679)

Total	$(12,415)	$5,957	$(2,042)

Note 8 — Property and Equipment, Net
The components of property and equipment, net are:

	As of September 30,
	2022	2021

Computers, related equipment and software	$1,267,230	$1,195,787
Building and land(1)	392,110	291,262
Leasehold improvements	199,972	244,858
Furniture, fixtures and other	64,025	55,353

Property and equipment, gross	1,923,337	1,787,260
Less accumulated depreciation	(1,129,050)	(1,088,492)

Property and equipment, net	$794,287	$698,768

(1)	For more details, please see also Note 2.
Total depreciation expense for fiscal years 2022, 2021 and 2020, was $127,447, $125,014 and $117,632,
respectively. Property and equipment that have been fully depreciated and are no longer in use are netted against accumulated depreciation.
As of September
 30, 2022 and 2021, the costs, net of accumulated depreciation of software assets developed for internal use were $154,731 and $165,529, respectively.

Note 9 — Goodwill and Intangible Assets, Net
The following table presents details of the Company’s total goodwill:

As of September 30, 2020	$2,578,645
Goodwill resulting from acquisitions(1)	104,151
Decrease in goodwill as a result of divestiture(2)	(61,396)
Other	1,244

As of September 30, 2021	$2,622,644
Goodwill resulting from acquisitions(3)	48,395
Other	(8,214)

As of September 30, 2022	$2,662,825

(1)
Mainly relates to the acquisition of Sourced
 Group
. In allocating the total purchase price for Sourced

Group
, based on estimated fair values, the Company recorded
 $79,863 of goodwill, $18,211
of customer relationships to be amortized over approximately seven years
and
$3,056
of core technology to be amortized over
 three years.

(2)	Relates to the divestiture of OpenMarket completed on December 31, 2020, see also Note 3.
(3)
Mainly relates to the acquisitions of DevOps and Roam, see also Note 3. In allocating the total preliminary purchase price for Roam, based on estimated fair values, the Company recorded $24,607 of goodwill, $11,454 of customer relationships to be amortized over approximately five years and $2,299 of core technology to be amortized over two years. In allocating the total preliminary purchase price for DevOps, based on estimated fair values, the Company recorded $23,787 of goodwill, $2,616 of customer relationships to be amortized over approximately five years.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. Where a quantitative impairment test is necessary, in
calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2022, 2021 or
2020.

The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Gross	Accumulated Amortization	Net
September 30, 2022
Core technology	$898,448	$(837,404)	$61,044
Customer relationships	703,824	(591,119)	112,705
Other	47,540	(42,977)	4,563

Total	$1,649,812	$(1,471,500)	$178,312

September 30, 2021
Core technology	$896,149	$(777,419)	$118,730
Customer relationships	689,754	(556,716)	133,038
Other	47,540	(40,276)	7,264

Total	$1,633,443	$(1,374,411)	$259,032

The amortization expenses related to the Company’s definite-lived purchased intangible assets were $97,088, $83,816 and $80,777 for the years ended 2022, 2021 and 2020, respectively.
The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2022 is as follows:

Amount
Fiscal year:
2023	$53,213
2024	43,721
2025	39,759
2026	23,334
2027	10,893
Thereafter	7,392

Total	$178,312

Note 10 — Income Taxes
The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2022	2021	2020

Current	$102,197	$176,537	$55,243
Deferred	(3,292)	(50,605)	30,239

Income taxes	$98,905	$125,932	$85,482

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.
The Company maintained a tax receivable balance of $56,959 and $53,925 as of September 30, 2022 and 2021, respectively, which is included in Prepaid expenses and other current assets.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2022	2021
Deferred tax assets:
Deferred revenue	$18,470	$25,282
Employee compensation and benefits	90,445	76,020
Intangible assets, computer software and intellectual property	64,719	75,200
Tax credits, net capital and operating loss carryforwards	110,764	156,209
Lease liabilities	44,443	50,780
Other	48,171	46,372

Total deferred tax assets	377,012	429,863
Valuation allowances	(56,868)	(65,550)

Total deferred tax assets, net	320,144	364,313

Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(57,566)	(84,755)
Intangible assets, computer software and intellectual property	(109,419)	(109,526)
Lease assets	(38,454)	(47,822)
Other	(73,166)	(97,638)

Total deferred tax liabilities	(278,605)	(339,741)

Net deferred tax assets (liabilities)	$41,539	$24,572

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2022	2021	2020

Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	15.3	15.5	14.7

Effective income tax rate	15.3%	15.5%	14.7%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

(1) Foreign taxes for the year ended Sep 30, 2022:
In fiscal
 year 2022, the Company recorded a tax benefit of
$37,000
related to the release of accrued withholding taxes on unremitted earnings accumulated in Israel. The release of the accrued withholding taxes followed the Company’s funding decisions relating to the construction of its new Israeli campus; such funding decisions have also taken into consideration recent changes in Israeli law and the recent application of the Preferred Technological Enterprise regime to the company’s main Israeli operating subsidiary.
Foreign
 taxes in fiscal year 2022 also included a
benefit of

$
8,871
relating to changes in tax regulations in certain jurisdiction, an
d
an expense of $3,193 for the estimated additional tax charge as a result of the gain from sale of a business (see also Note 3).
Foreign
 taxes in fiscal year 2022 also included a total amount of releases, net of additions related to prior years, of gross unrecognized tax benefits of
$4,757
relating to effectively settled arrangements with tax

authorities, changes in facts and circumstances resulting in a change in measurement of certain positions and expiration of the periods set forth in statutes of limitations in certain jurisdictions.
Foreig
n taxes in fiscal year 2022 also included an expense of $1,211 resulting from the creation of valuation allowances on deferred tax assets at certain of the Company’s subsidiaries, which will not likely be realized due to the Company’s projections of future taxable income.
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
Foreign
taxes in fiscal year 2021 also included a benefit of $
6,006
resulting from the release of valuation allowances on deferred tax assets at certain of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income.

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
Foreign
taxes in fiscal year 2020 also included a benefit of $
15,438
resulting from the release of valuation allowances on deferred tax assets at certain of the Company’s subsidiaries, which will, more likely than not, be realized due to the Company’s projections of future taxable income.
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
in certain
jurisdictions.
As of
 September 30, 2022 and 2021, the Company indefinitely reinvest certain undistributed earnings of its foreign subsidiary and as a result has not recorded deferred tax liabilities in amounts of $
59,000
 and $28,795 respectively.
During fiscal year 2022, the net decrease in valuation allowances was $8,682. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2022, the Company had tax credits, net capital and operating loss carryforwards of $516,270 of which $104,079 have expiration dates through 2042, and the remainder do not expire.

During fiscal year 2021, the net decrease in valuation allowances was $3,905. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2022, the Company had tax credits, net capital and operating loss carryforwards of $756,414 of which $170,430 have expiration dates through 2041, and the remainder do not expire.

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2022	2021	2020

Balance at beginning of fiscal year	$195,196	$168,186	$169,322
Additions based on tax positions related to the current year	22,386	25,662	23,154
Additions for tax positions of prior years	8,359	23,849	23,292
Reductions for tax positions of prior years	(7,262)	(7,467)	(15,214)
Settlements with tax authorities(1)	(1,344)	(10,245)	(29,400)
Lapse of statute of limitations	(4,304)	(4,789)	(2,968)

Balance at end of fiscal year	$213,031	$195,196	$168,186

(1)
The changes in the years ended September 30, 2021 and 2020 were $10,245 and $29,400 respectively, the majority of which were offset by income tax payments or changes in Tax receivables, Tax payables and deferred tax assets.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $213,031 as of September 30, 2022, and $195,196 as of September 30, 2021, all of which would affect the effective tax rate if realized.
The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2022, the Company had accrued $35,471 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $10,460 was recognized in the statements of income in fiscal year 2022, net of interest and penalty reversals. As of September 30, 2021, the Company had accrued $
25,011
 in income taxes payable for interest and penalties relating to unrecognized tax benefits. Total amount of interest and penalty releases, net that was recognized in the statements of income in fiscal year 2021 was $
9,199.

The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2022, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

It is reasonably possible that the amount of unrecognized tax benefits may decrease by up to $2,636 during fiscal year 2023 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.
Note 11 — Repurchase of Shares
From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On May 12, 2021, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $
1,000,000
 of the Company’s outstanding ordinary shares with no expiration date. The May 2021 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. In the year ended September 30, 2022, the Company repurchased
6,479
 ordinary shares at an average price of $
78.47
 per share (excluding broker and transaction fees). As of September 30, 2022, the Company had remaining authority to repurchase up to $
490,109
 of its outstanding ordinary shares under the May 2021 plan.

Note 12 — Financing Arrangements
In December 2011, the Company entered into the unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. In March 2020, the Company drew an aggregate of $300,000 under the Revolving Credit Facility and repaid it in full in June 2020 in connection with the issuance of our Senior Notes. As of September 30, 202
2
, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.
In addition, unassociated with the Revolving Credit Facility discussed above, in the second quarter of fiscal year 2020, the Company entered into a $50,000 short-term loan and repaid it in full in June 2020 in connection with the issuance of our Senior Notes. In May 2020
,
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
The total interest expense recognized in connection
with
the Senior Notes for the year ended September 30, 2022 was $
17,052
. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and was $
4,805
 as of September 30, 2022. As of September 30, 2022, the noncurrent outstanding principal portion was $
650,000.

The total estimated fair value of the Senior Notes as of September 30, 2022 was $516,620. The fair value was determined based on the closing trading price of Senior Notes as of September 30, 2022 and is deemed a Level 2 liability within the fair value measurement framework.
As of September 30, 2022, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $77,924. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.
Note 13 — Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2022	2021
Ongoing accrued expenses	$208,230	$206,905
Project-related provisions	88,174	125,612
Taxes payable	34,204	34,717
Dividends payable(1)	47,735	44,956
Derivative instruments(2)	44,522	3,281
Other	189,791	196,832

	$612,656	$612,303

(1)	The amounts payable as a result of the August 3, 2022 and the August 4, 2021 dividend declarations, please see Note 19 to the consolidated financial statements.

(2)	Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments, please see Note 7 to the consolidated financial statements.
Note 14 — Interest and other expense, net
Interest and other expense, net, consists of the following:

	Year Ended September 30,
	2022	2021	2020
Interest income	$(7,821)	$(4,822)	$(4,233)
Interest expense(1)	16,911	21,275	10,427
Foreign exchange loss(2)	16,720	1,110	3,382
Other, net	581	(6,766)	1,860

	$26,391	$10,797	$11,436

(1)	For further details, please see Note 12 to the consolidated financial statements.
(2)
The Foreign exchange loss increase in fiscal year 2022 is primarily attributable to volatility of certain currencies’ exchange rates for which hedging the exposure through derivatives financial instruments was not cost effective as well as to the cost of executing our hedging policy through derivatives financial instruments
.

Note 15 — Leases
As discussed in Note 2, the operating lease expense is recorded on a straight-line basis over the lease term.
Lease costs were as follows
:

	Year Ended September 30,
	2022	2021	2020
Total net lease cost(1)	$107,883	$97,169	$91,025

(1)	Variable lease cost is immaterial.
Supplemental information related to operating lease transactions was as follows:

	Year Ended September 30,
	2022	2021
Lease liability payments	$79,495	$79,028
Lease assets obtained in exchange for liabilities	$15,115	$14,580

	As of September 30,
	2022	2021
Weighted average remaining lease term — Operating leases	5.9 Years	6.4 Years
Weighted average discount rate — Operating leases	3.5%	3.7%

The following maturity analysis presents future undiscounted cash outflows for operating leases as of September 30, 2022:

For the year ended September 30,

2023	$49,433
2024	37,062
2025	30,863
2026	24,909
2027	17,872
Thereafter	47,403

Total lease payments	$207,542
Less: imputed interest	(25,828)

Present value of lease liabilities	$181,714

As of September 30, 2022 and September 30, 2021, the Company had no material finance leases.
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

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over contracts, under which the Company was providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. While the Company has achieved positive results in many of the procedures, a number of the procedures are still ongoing. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.
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
The Company generally offers its products with a limited warranty. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been incurred after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2022, 2021 and 2020.
The Company generally indemnifies its customers against claims made by third parties arising from the use of the Company’s software and certain other matters. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.
Note 17 — Employee Benefits
The Company accrues severance pay mainly for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability amounted to $
298,099 and $298,044 as of September 30, 2022 and 2021, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $217,591 and $233,749 as of September 30, 2022 and 2021, respectively, and are included in other noncurrent assets. The accrued severance expenses were $52,768, $35,015 and $33,354 for fiscal years 2022, 2021 and 2020, respectively.
The Company sponsors defined contribution plans covering certain employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal years 2022, 2021 and 2020 under such plans were not material compared to total operating expenses.
The Company maintains
non-contributory
defined benefit plans that provide for pension, other retirement and post-employment benefits for certain employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated
on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees, discount rate, inflation and expected health care costs. The fair value of the employee benefit plans’ assets is based on

market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experienced gains and losses. The Company recognized the funded status of such plans in the consolidated balance sheets. The pension and other benefits costs related to the non-contributory
defined benefit plans were immaterial in fiscal years 2022, 2021 and 2020.
Note 18 — Stock Option and Incentive Plan
In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, restricted stock units and stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2020, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 67,550 to 70,550. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years subject to service based conditions or a combination of service and performance-based
 conditions and stock options have a term of ten years. Also, in accordance with the Equity Incentive Plan, options were
 issued at or above the market price at the time of the grant.
The following table summarizes information about options to purchase the Company
’
s ordinary shares, as well as changes during the fiscal year ended September 30, 2022:

	Number of Share Options	Weighted Average Exercise Price

Outstanding as of October 1, 2021	3,988	$61.00
Granted	—	—
Exercised	(1,431)	57.93
Forfeited	(116)	64.15

Outstanding as of September 30, 2022(1)	2,441	$62.66

Exercisable as of September 30, 2022(1)	1,598	$61.17

(1)	As of September 30, 202 2 , the weighted average remaining contractual life of outstanding and exercisable options was 5.85 and 5.31 years, respectively.

F-
37

The following tables summarize information relating to awards of restricted stock and restricted stock units, as well as changes during the fiscal year ended September 30, 2022:
Restricted stock:

	Number of Shares	Weighted Average Grant Date Fair Value

Outstanding as of October 1, 2021	1,366	$66.57
Granted	1,080	73.71
Vested	(539)	65.86
Forfeited	(133)	70.59

Outstanding as of September 30, 2022	1,774	$70.83

Restricted stock units:

	Number of Stock Units	Weighted Average Grant Date Fair Value

Outstanding as of October 1, 2021	221	$69.35
Granted	325	72.31
Vested	(77)	68.83
Forfeited	(24)	71.26

Outstanding as of September 30, 2022	445	$71.50

The total intrinsic value of options exercised during fiscal years 2022, 2021 and 2020 was $33,096, $27,023 and $31,220, respectively.
The value of restricted s
tock
 vested during fiscal years 2022, 2021 and 2020 was $40,615, $25,400
 and
$25,520, respectively.
The value of restricted stock units vested during fiscal years 2022, 2021 and 2020 was $5,891, $3,282
 and
$3,207
,
respectively.
The
aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2022 was $40,985 and $29,208, respectively.
Employee equity-based compensation
pre-tax
expense for the years ended September 30, 2022, 2021 and 2020 was as follows:

	Year Ended September 30,
	2022	2021	2020

Cost of revenue	$32,096	$22,691	$20,005
Research and development	5,631	4,021	3,058
Selling, general and administrative	34,080	27,537	19,371

Total	$71,807	$54,249	$42,434

As of

September
30
,
2022
, there was $
65,513
of unrecognized compensation expense related to unvested stock options, unvested restricted stock awards and unvested restricted stock units which is expected to be recognized over a weighted average period of approximately one year
, based on the vesting periods of the
grants.

The fair value of options granted was estimated on the date of grant using the Black-Scholes pricing model with the assumptions noted in the following table (all in weighted averages for options granted during the year):

	Year Ended September 30*,
	2021	2020
Risk-free interest rate(1)	0.30%	1.41%
Expected life of stock options(2)	4.50	4.50
Expected volatility(3)	21.3%	17.3%
Expected dividend yield(4)	2.22%	1.75%
Fair value per option	$7.82	$8.85

*	There were no options grants during fiscal year 2022.
(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on blended volatility.
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.
Note 19 — Dividends
The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2022, 2021 and 2020:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
August 3, 2022	$0.395	September 30, 2022	$47,735	October 28, 2022
May 11, 2022	$0.395	June 30, 2022	$48,180	July 29, 2022
February 1, 2022	$0.395	March 31, 2022	$48,527	April 29, 2022
November 2, 2021	$0.36	December 31, 2021	$44,410	January 28, 2022
August 4, 2021	$0.36	September 30, 2021	$44,956	October 29, 2021
May 12, 2021	$0.36	June 30, 2021	$45,580	July 23, 2021
February 2, 2021	$0.36	March 31, 2021	$45,958	April 23, 2021
November 10, 2020	$0.3275	December 31, 2020	$42,850	January 22, 2021
August 5, 2020	$0.3275	September 30, 2020	$43,084	October 23, 2020
May 7, 2020	$0.3275	June 30, 2020	$43,568	July 24, 2020
February 4, 2020	$0.3275	March 31, 2020	$43,723	April 24, 2020
November 12, 2019	$0.285	December 31, 2019	$38,357	January 24, 2020
The amounts payable as a result of the August 3, 2022, August 4, 2021 and August 5, 2020 declarations were included in accrued expenses and other current liabilities as of September 30, 2022, 2021 and 2020, respectively.
On November 8, 2022, the Company’s Board of Directors approved quarterly dividend payment of $0.395 per share, and set December 30, 2022 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 27, 2023.
On November 8, 2022, the Company’s Board of Directors also approved, subject to shareholder approval at the January 2023 annual general meeting of shareholders, an increase in the quarterly cash dividend to
$
0.435
per share, anticipated to be paid in
April 2023
.

F-
39

Note 20 — Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2022	2021	2020
Numerator:
Net income	$549,501	$688,374	$497,840
Net income and dividends attributable to participating restricted stock	(7,880)	(7,052)	(3,663)

Numerator for basic earnings per common share	$541,621	$681,322	$494,177

Undistributed income allocated to participating restricted stock	5,159	5,199	2,417
Undistributed income reallocated to participating restricted stock	(5,124)	(5,167)	(2,406)

Numerator for diluted earnings per common share	$541,656	$681,354	$494,188

Denominator:
Weighted average number of shares outstanding — basic	122,812	128,495	133,590
Weighted average number of participating restricted stock	(1,761)	(1,316)	(983)

Weighted average number of common shares — basic	121,051	127,179	132,607

Effect of dilutive stock options and restricted stock units granted	838	789	642

Weighted average number of common shares — diluted	121,889	127,968	133,249

Basic earnings per common share	$4.47	$5.36	$3.73

Diluted earnings per common share	$4.44	$5.32	$3.71

For the
fiscal years ended September 30, 2022, 2021 and 2020, 42,

858 and 2,634
shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and restricted stock units. Shares attributable to antidilutive outstanding stock options and restricted stock units were not included in the calculation of diluted earnings per share.
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

	Year Ended September 30,
	2022	2021	2020
Revenue
North America (mainly United States)	$3,100,038	$2,791,472	$2,720,911
Europe	582,192	622,780	613,751
Rest of the world	894,467	874,388	834,377

Total	$4,576,697	$4,288,640	$4,169,039

	As of September 30,
	2022	2021
Long-lived Assets(1)

Europe	$153,021	$182,746
North America	88,049	94,149
Rest of the world:
Israel(2)	490,694	358,329
India	49,487	48,326
Others	13,036	15,218

Total	$794,287	$698,768

(1)	Property and equipment, net.
(2)	For more details, please see also N ote 2.
Revenue by nature of activities

	Year Ended September 30,
	2022	2021	2020

Managed services arrangements	$2,755,486	$2,546,330	$2,398,691
Others	1,821,211	1,742,310	1,770,348

Total	$4,576,697	$4,288,640	$4,169,039

Sales to Significant Customers
The following table summarizes the percentage of sales to significant customer groups which accounted for at least ten percent of its total revenue in each of fiscal years 2022, 2021 and
2020.

	Year Ended September 30,
	2022	2021	2020
Revenue
Customer 1	26.8%	25.0%	25.8%

Customer 2 ( *)	20.1%	19.1%	12.1%

*	Starting April 1, 2020, following the merger of two significant customers, their respective revenue was consolidated and comprise Customer 2 .
N
ote 22 — Selected Quarterly Results of Operations (Unaudited)
The following are details of the unaudited quarterly results of operations for the three months ended:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2022
Revenue	$1,166,504	$1,160,290	$1,145,271	$1,104,632
Operating income	171,686	169,314	163,651	160,146
Net income	128,936	128,466	158,497	133,602
Basic earnings per share	1.06	1.05	1.29	1.07
Diluted earnings per share	1.05	1.04	1.28	1.07
2021
Revenue	$1,087,309	$1,066,254	$1,048,734	$1,086,343
Operating income	154,330	154,919	149,244	140,200
Net income	123,525	146,150	119,067	299,632
Basic earnings per share	0.98	1.15	0.92	2.29
Diluted earnings per share	0.97	1.14	0.91	2.28

F-4
1

AMDOCS LIMITED
Financial Statement Schedule
VALUATION AND QUALIFYING ACCOUNTS
(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

	Accounts Receivable Allowances		Valuation Allowances on Net Deferred Tax Assets

Balance as of September 30, 2019	$36,121		$85,533
Charged to costs and expenses	18,465		8,521
Charged to other accounts	(3,523)		1,005(1)
Deductions	(27,644	)(3)	(25,604	)(2)

Balance as of September 30, 2020	23,419		69,455
Charged to costs and expenses	10,345		6,382
Charged to other accounts	156		3,720(1)
Deductions	(13,855	)(5)	(14,007	)(4)

Balance as of September 30, 2021	20,065		65,550
Charged to costs and expenses	8,263		3,840
Charged to other accounts	(424)		584(1)
Deductions	(11,277	)(7)	(13,106	)(6)

Balance as of September 30, 2022	$16,627		$56,868

(1)	Includes valuation allowances on deferred tax assets incurred in connection with an acquisition.
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

(5)	$8,486 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.
(6)
$4,684 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.

(7)	$6,361 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.

F-4
2