Form 20-F
period 2023-09-30
AMDOCS LTD
filed 2023-12-13
CIK 1062579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

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

Title of Class	Number of Shares Outstanding (1)
Ordinary Shares, par value £0.01	117,347,819

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

Yes ☒ No ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

(1) Net of 168,981,982 shares held in treasury. Does not include 2,156,445 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our stock option plan or by companies we have acquired.

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2023 as “fiscal 2023” or “fiscal year 2023.”

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

Important factors that may affect these projections or expectations include, but are not limited to: the effects of macro-economic conditions, prevailing level of macro-economic, business, and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the recent attacks in Israel and the ensuing armed conflict with Hamas, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, , including the effect of the current economic uncertainty and industry pressure on the spending decisions of our customers, our ability to grow in the business markets that we serve, our ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render our products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence (AI) and generative artificial intelligence (GenAI) in our offerings and operations, and risks associated with operating businesses in the international market. For a discussion of these and other important factors, and other risks, please read the information set forth below under the caption “Risk Factors.”

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

Downturns in the business climate for communications companies have in the past resulted, and may in the future result, in slower customer buying decisions and price pressures that adversely affected, and may continue to adversely affect, our ability to generate revenue. The current macro-economic conditions, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment and foreign exchange rate fluctuations, and the effects of these conditions on our customers’ businesses and levels of business activity and the resulting spending decisions of customers, have had and may continue to have a negative impact on our business by decreasing our new customer engagements and the size of initial or ongoing spending commitments under those engagements, as well as decreasing the level of demand and expenditures by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions continue, our business may be harmed.

If we fail to adapt to changing market conditions and cannot compete successfully with existing or new competitors, our business could be harmed.

We may be unable to compete successfully with existing or new competitors, particularly as we expand into new market segments. Our failure to adapt to changing market conditions, new market segments such as 5G, the cloud, and AI including GenAI, and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for the managed services we provide to customers under long-term service agreements. These managed services include management of data center operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation, cloud environment management and management of end-to-end IT processes for the business and operations of our customers.

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

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services, to introduce new products, services and features to meet the requirements of our customers, and to adopt and leverage new technologies and methodologies such as 5G, the cloud, microservices-based architecture, DevSecOps, automation, and AI, in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our products, services and development methodologies and tools. We have recently introduced new solutions involving GenAI, as well as predictive analytics and robotic process automation. Our inability to identify any future changes or disruptions in the technology space, inability to develop services around them, tailor our go-to-market strategy to take these services to our global customers ahead of our competition and enhance our delivery capabilities to execute those services may impact our competitive positioning, market share and revenues. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products, services and technology may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

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

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 24% and 27% of our revenue in fiscal years 2023 and 2022, respectively. In fiscal years 2023 and 2022, our next largest customer, T-Mobile, accounted for 23% and 20% of our revenue, respectively. For each of AT&T and T-Mobile we provide multiple services, run multiple activities and have a large portion of the business under our managed services. We cannot assure you that our revenues from AT&T, T-Mobile or any of our significant customers will remain the same or grow in future years. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 70% of our revenue in fiscal years 2023 and 2022. The loss of any significant customer, including as a result of industry consolidation involving our customers, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances (such as financial condition and market position) or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

Although we have received a substantial portion of our revenue from recurring business with established customers, many of our major customers do not have any obligation to purchase additional products or services from us and generally have already acquired fully paid licenses for their installed systems. Therefore, our customers may not continue to purchase new systems, system enhancements or services in amounts similar to previous years or may delay implementation or significantly reduce the scope of committed projects, each of which could reduce our revenue and profits. See “Risk Factors — We are exposed to general global economic and market conditions, particularly those impacting the communications industry".

If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data, our IT systems, or our customers’ IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable and it may materially affect our business and result in potential legal liability.

Our products and services, including our cloud offerings, store, retrieve, and manage our customers’ information and data, as well as our own data. We have a reputation for secure and reliable product offerings and related services and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external data that we manage. Despite our efforts to implement security measures, we cannot guarantee that our systems are fully protected from vulnerabilities related to IT-related viruses, worms and other malicious software programs, attacks, break-ins and similar disruptions from unauthorized tampering by computer hackers and other threat actors including insiders. Cybersecurity threats are constantly expanding and evolving, thereby increasing the difficulty of detecting and defending against them. For example, we might not discover a security breach or a loss of information for a significant amount of time after the breach, and might not be able to anticipate attacks or implement sufficient mitigating measures. Also, due to geopolitical conflicts (such as the current conflict between Russia and Ukraine) and threats and acts of terrorism (such as the recent events in Israel), we and our third-party vendors and customers are vulnerable to a heightened risk of cybersecurity attacks, “phishing” attacks, viruses, malware, ransomware, hacking or similar breaches from nation-state actors. Such cybersecurity incidents could include, but are not limited to, an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. “Phishing” and other types of attempts to obtain unauthorized information or access are often sophisticated and difficult to detect or defeat. In particular, ransomware attacks are becoming increasingly prevalent and can lead to significant reputational harm, loss of data, operational disruption, and significant monetary loss. Organized criminals, nation state threat actors, motivated hacktivists and other threat actors that target us have the possibility of impacting our systems, networks, data and business operations. In order to properly recover from a ransomware attack, extortion payments are demanded by threat actors; however, we may be unwilling or unable to make payments of this nature based on laws and regulations that may apply. In addition, security measures in our products and services may be penetrated or bypassed by computer hackers and others who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks, data or systems. These actors may use a wide variety of methods, which may include developing and deploying malicious software to attack our products and services and gain access to our networks and data centers, using social engineering techniques or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. This is also true for third party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner or employee error or malfeasance and third parties may attempt to fraudulently induce customers, partners, employees or suppliers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Our exposure to cybersecurity and data privacy breach incidents may increase due to a large number of employees working remotely. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information, of ours, our partners or our customers. Additionally, our customers may fail to implement recommended or required updates to our software on their systems timely, or at all, which in turn makes them more vulnerable to the kinds of cybersecurity and data privacy breach incidents described in greater detail above. If any such incidents were to affect customers using our software, it could negatively affect our reputation and, in turn, our results of operations. Any of the foregoing risks may be heightened by our use of AI, GenAI, machine learning (ML), data analytics and similar tools and technologies (collectively, “AI and Related Tools”) (For more information on risks related to AI and Related Tools, please see “Risk Factors — Our use of AI and Related Tools may adversely impact our business and subject us to possible litigation.”)

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

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve rapidly and may be inconsistent from jurisdiction to jurisdiction; we will need to expend time and resources to ensure compliance with these evolving regulations, and failure to understand and comply with these regulations can have an impact on our results of operations and financial condition. For example, the General Data Protection Regulation (GDPR) went into effect in the European Union (EU) on May 25, 2018. The GDPR regulates the processing of personal data originated in the EU and its transfer out of the EU and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. The GDPR also affects our role as product developers, as we are required to adopt “privacy by design” principles in order to address our customers’ need to apply privacy adequate solutions when handling their subscribers’ data. The GDPR also increases financial penalties for noncompliance, including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million (whichever is higher) for the most serious violations. The United Kingdom operates a separate but similar regime to the European Union, which, together with the amended United Kingdom Data Protection Act 2018 (collectively, the UK GDPR) allows for fines of up to the greater of £17.5 million or 4% of the total worldwide annual turnover of the preceding financial year. Further, we are subject to the Israeli Protection of Privacy Law 5741 (PPL), and the Privacy Protection Regulations (Data Security) 5777. The PPL imposes certain obligations on the owners of databases containing personal data, including, among other things, a requirement to register databases with certain characteristics. The Protection of Privacy Regulations (Data Security) 5777, which became effective concurrently with the GDPR, impose comprehensive data security requirements on the processing of personal data. Additionally, new local privacy laws have been introduced and/or enacted recently as part of an overall trend, including in Brazil, Canada, Guernsey, India and Singapore. For example, the Indian Parliament passed the Digital Personal Data Protection (DPDP) Act in August 2023 – the first comprehensive cross-sectoral law on personal data protection in India – which is currently expected to become effective in June 2024. In the United States, there have been proposals for federal privacy legislation and state-level privacy laws have also been enacted within the past year, including in California, Colorado, Connecticut, Texas, Utah and Virginia, while other states, such as Illinois, Massachusetts, New York and Nevada, have adopted more narrowly focused privacy or cybersecurity laws but may pass more comprehensive legislation in the future. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure, and could affect our ability to retain and attract customers.

Our use of AI and Related Tools, as well as applications, features, and functionality that we may introduce in the future, may result in difficulties, including with product development and integration, and may otherwise not prove efficient or profitable, may not be widely or timely accepted by our customers or the market, may enhance intellectual property, cybersecurity, operational and technological risks, or may otherwise adversely impact our business or operations, or subject us to possible litigation.

As we continue to diversify our product offerings, we may utilize AI and Related Tools in connection with our business and in our solutions. We have begun to include GenAI capabilities through our amAIz framework in our existing products, and have entered into new partnerships to leverage the existing GenAI networks. Given the short time that has elapsed since GenAI became commercially viable, and the rapid pace of change in the GenAI space, we have limited experience with GenAI and may experience any number of difficulties including with respect to product development and integration with our existing offerings, IT systems and service providers. Additionally, there are significant risks involved in utilizing AI and Related Tools and no assurance can be provided that the usage of such AI and Related Tools will enhance our business, the business of our customers, or assist us in being more efficient or profitable. Further, AI and Related Tools may have errors or inadequacies that are not easily detectable. For example, certain AI and Related Tools may utilize historical market or sector data in their analytics. To the extent that such historical data is not indicative of the current or future conditions in the applicable market or sector, or the AI and Related Tools fail to filter biases in the underlying data or collection methods, the usage of AI and Related Tools may lead us or our customers to make determinations on behalf of our business or our customers’ business that are based on such flawed data, including decisions, that may have an adverse effect. If AI and Related Tools are incorrectly designed or the data used to train them is incomplete, inadequate or biased in some way, use of AI and Related Tools may inadvertently reduce efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our or our customers’ business goals, do not comply with our or our customers’ policies or interfere with the performance of our or our customers’ products, services, business and reputation. Additionally, reliance on AI and Related Tools could pose ethical concerns and lead to a lack of human oversight and control, which could have negative implications for our organization or that of our customers. Any of the foregoing flaws in our or our service providers’ AI and Related Tools or the AI and Related Tools of others in our industry, whether actual or perceived, may adversely impact our business, reputation, operations, and product or service offerings.

Further, as we incorporate GenAI and other AI and Related Tools in our product and service offerings, including in new markets, we will face new sources of competition, new business models, and new partner, service provider and customer relationships. In order to be successful, we will need to cultivate new industry relationships and strengthen existing relationships to bring new GenAI and other AI and Related Tool solutions and offerings to market, and the success of any GenAI, AI and Related Tools or similar solutions we develop will depend on many factors, including market demand our ability to win and maintain customers, and the cost, performance and perceived value of any such offerings we develop, including amAIz, as well as their compatibility with our existing offerings. As a result, there can be no assurance that any GenAI or other AI and Related Tool solutions we develop will be adopted by the market, or be profitable or viable. Our limited experience with respect to GenAI offerings could limit our ability to successfully execute on this growth strategy or adapt to market changes. If we are unsuccessful in developing, integrating and offering GenAI and other AI and Related Tool solutions, our business, results of operations and financial condition could be adversely affected.

In addition, the use of AI and Related Tools may enhance intellectual property, cybersecurity, operational and technological risks. The technologies underlying AI and Related Tools and their use cases are subject to a variety of laws, including intellectual property, privacy, consumer protection and federal equal opportunity laws. If we do not have sufficient rights to use the data on which AI and Related Tools rely, we may incur liability through the violation of such laws, third-party privacy or other rights or contracts to which we are a party. Furthermore, the technologies underlying AI and Related Tools are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational or technological risks related to the use of AI and Related Tools. Moreover, AI and Related Tools are the subject of evolving review by various governmental and regulatory agencies, including the SEC and the U.S. Federal Trade Commission and EU regulatory bodies, and changes in laws, rules, directives and regulations governing the use of AI and Related Tools may adversely affect the ability of our business to use AI and Related Tools.

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

Intellectual property laws are complex and subject to change, and existing trade secret, copyright, trademark and patent laws offer only limited protection. For example, there is uncertainty concerning the scope of patent and other intellectual property protection, including for GenAI, software and business methods. Even where we obtain intellectual property protection, the steps we have taken to protect our proprietary rights may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. In addition, the laws of some foreign countries do not protect our proprietary technology or allow enforcement of confidentiality covenants to the same extent as the laws of the United States. Any of the foregoing risks may be heightened by our use of AI and Related Tools (For more information on risks related to AI and Related Tools, please see “Risk Factors — Our use of AI and Related Tools may adversely impact our business and subject us to possible litigation.”)

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

We continuously seek to acquire companies or technologies and we cannot assure that we will be able to identify attractive opportunities, be successful in the integration of our acquisitions nor that such activities will strengthen our financial or competitive position.

We regularly review and assess potential acquisitions and targets in order to expand our offerings and enhance our market diversification and strategic strengths. In recent years, we have completed numerous acquisitions and we are actively evaluating potential new opportunities, some of which could be significant, stand alone or in the aggregate. In the future, we intend to continue expanding our portfolio of products, services and technologies that we believe we will advance our business strategy through acquisitions. However, we may not be able to identify suitable future targets, consummate them on favorable terms or complete otherwise favorable acquisitions because of antitrust, regulatory or other concerns. For instance, some countries, including the United States and countries in Europe and the Asia-Pacific region, are considering or have adopted restrictions on transactions involving foreign investments. Additionally, even if we are able to identify and consummate new acquisitions, the success of such new acquisitions will depend on many factors, including our ability to win and maintain customers in new industries and markets. Also, the effects of macro-economic conditions, prevailing level of macro-economic, business, and operational uncertainty may impact our ability to grow acquired entities, which could result in reduction of their valuations. In addition, geopolitical conflicts and political instability may also result in further scrutiny and more complex approval processes over international transactions in countries where we operate. Furthermore, rapid technological changes such as GenAI that may affect the acquired technology and could result in reduction of value of such technologies. We cannot assure you that the acquisitions we have completed, or any future acquisitions that we may make, will enhance our products and services or strengthen our financial or competitive position.

In addition, we cannot assure you that we have identified, or will be able to identify, all material adverse issues related to the integration of our acquisitions, such as significant defects in the internal control policies of companies that we have acquired, acquisition of intellectual property maintained by our targets that may result in allegations or claims of infringement or which may not be adequately protected, or conflicting commitments among our and our target’s customers. Our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. In some instances, we may need to depend on the seller of an acquired business to provide us with certain transition services in order to meet the needs of our customers. Any failure to recognize significant defects in the internal control policies of acquired companies or properly integrate and retain personnel, and any interruptions of transition services, may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, expose us to potential identified or unknown security vulnerabilities, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

We seek to enter into new strategic partnerships and alliances, and cannot assure you that these activities will materialize as expected, enhance our products and services, and they may adversely affect our results of operations.

It is a part of our business strategy to pursue new strategic partnerships and alliances in order to offer new products or services or to otherwise enhance our market position and customer reach. Consistent with this strategy, we have entered into partnerships and collaborations and continue to review potential new opportunities. For example, in connection with our focus on new and existing domains, such as B2B and the cloud, and the adoption of new technologies such as GenAI, we have entered into new partnerships as well as expanded upon our existing partnerships with Microsoft, Amazon Web Services, Oracle Cloud, Google Cloud and NVIDIA. We expect to continue to build on these partnership and others to update, enhance and build our offerings and customer base. However, we may face difficulty finding partners that enhance our offerings and brand, in particular if we simultaneously compete with such partners in other industries and markets. We may be limited in the scope of the partnership which may hinder the success of any ventures we enter into with such partners. We also may not be able to realize the business objectives and targets set for those partnerships as a result of, among other things, organizational culture differences, difficulty or unwillingness to share certain information between partners, technology misalignment, business model misalignment or our ability to properly motivate disparate sales forces. Additionally, our customers may not favorably view our partnership offerings and may choose to not adopt such offerings. Changes in our partner's strategy may also adversely impact our ability to continue to make partnership offerings available in the future. Due to the multiple risks and difficulties associated with such activities, there can be no assurance that we will be successful in achieving our expected strategic, operating, and financial goals for any such partnership or alliance.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal, compliance and economic conditions worldwide.

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
•
differences in business and social culture;
•
health emergencies or pandemics, including COVID-19;
•
political instability, political or civil violence and threats of terrorism, including the geopolitical conflict between Russia and Ukraine as well as the terrorist attacks in Israel and ensuing armed conflict with Hamas and other terrorist organizations;
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

As we continue our efforts to expand our business internationally, including in emerging markets such as those in Latin America, Africa, Eurasia, India, Southeast Asia and the Middle East, we face a number of challenges specific to those regions, including more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), lack of due process, political instability and corruption, inadvertent breaches of local laws or regulations and difficulties in recruiting sufficient personnel with appropriate skills and experience. Local business practices in jurisdictions in which we operate, and particularly in emerging markets, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act) to which we are subject. It is possible that some of our employees, subcontractors, agents or partners may violate such legal and regulatory requirements, which may expose us to criminal or civil enforcement actions, including penalties and suspension or disqualification from U.S. federal procurement contracting. If we fail to comply with such legal and regulatory requirements, our business and reputation may be harmed.

We are subject to numerous, changing and sometimes conflicting legal regimes on various matters, including sanctions and trade controls. The sanctions environment has resulted in new sanctions and trade restrictions, such as in response to the invasion of Ukraine by Russia, among other, which may impair trade with certain sanctioned individuals and countries, and negatively impact regional trade ecosystems among our clients and us, including business operations in impacted territories.

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

In addition, our brand and reputation are also associated with our public commitments to various environmental, social and governance (ESG) initiatives, including our goals and targets for sustainability and inclusion and diversity. Our goals and targets are set to multiple time frames extending out through 2040, and our disclosures on these matters and any failure to achieve our goals and targets whether in the short-term, mid-term or long-term, could harm our reputation and adversely affect our customer relationships or our recruitment and retention efforts. In addition, positions we take or do not take on social issues may be unpopular with some of our employees or with our customers or potential customers, which may in the future impact our ability to attract or retain employees or customers.

Political, civil and national conditions in the Middle East and other countries may adversely affect our business.

Of the development centers we maintain worldwide, two of our largest development centers are located in India and Israel. In Israel, the centers are located in several different sites, with our main facility in the center of the country. Less than 15% of our workforce is located in Israel, with revenue from customers in Israel comprising less than 0.5% of total revenue. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We maintain contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to several of our other sites both within and outside of Israel. Implementation of these plans could disrupt our operations and cause us to incur significant additional expenditures, which could adversely affect our business and results of operations.

Conflicts in North Africa and the Middle East, including with countries which border Israel, have resulted in continued political uncertainty and violence in the region. Relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. In addition, efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. On October 7, 2023, Hamas launched a terrorist attack on Israel, which has resulted in certain of our workforce shifting to remote work, and some military reserve service call-ups in Israel. Although the October attack in Israel had minimal impact on our overall business activities and operations, further escalation of the current events, or deterioration of relations with countries in the Middle East or elsewhere, might require additional business or operational adjustments, which might result in additional costs and potential disruptions to our operations, as well as potential losses of revenue and may have a material adverse effect on our business.

Globally, rising racial, ethnic and religious intolerance, as well as threats of terrorism, increases in hateful and nationalistic rhetoric, political violence and anti-social behavior, present challenges which may result in disruptions to our business operations or the loss of revenue which could adversely affect our business and results of operations. Terrorist activity in India and Pakistan has contributed to tensions between those countries and our operations in India may be adversely affected by future political and other events in the region.

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

As a result of macro-economic conditions, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, political instability or conflicts and threats and acts of terrorism, as well as the current inflationary environment, foreign exchange rates fluctuation may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur. Due to volatility in foreign exchange rates, particularly during periods of economic instability such as during the height of the financial crisis in fiscal 2008 or the recent recessionary periods, for example, we may recognize higher than usual foreign exchange losses under interest and other expense, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with the global economic turbulence. Although we utilize hedging strategies to prevent significant impacts to our financial results, we believe that foreign exchange rates may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur.

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

Our business operations depend in large part on our ability to attract, hire, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis, particularly as we expand into new market segments such as network automation, the cloud and GenAI. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees, consultants and other professionals. Because our software products are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time may require us to attract and train additional IT professionals at a rapid rate.

We may face difficulties identifying and hiring qualified personnel and, in particular, we may face difficulties in our ability to attract and retain employees with technical and project management skills, including those from developing countries. Although we are heavily investing in training our new employees, we may not be able to train them rapidly enough to meet the increasing demands on our business, particularly in light of high attrition rates in some regions where we have operations. Additionally, there is increasing competition for talent in the technology sector that is driven by the accelerated push toward digital initiatives. Thus, our inability to hire, train and retain the appropriate personnel could further increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new customer contracts. In particular, wage costs in lower- cost markets where we have historically added personnel, such as India, are increasing and we may need to continue increasing the levels of our employee compensation more rapidly than in the past to remain competitive.

As a result of our entry into new domains, we now compete for high-quality employees in those domains’ limited and competitive talent market. In addition, cost containment measures effected in recent years, such as increased presence in lower-costs countries, may lead to greater employee attrition and further increase the cost of retaining our most skilled employees. The transition of projects to new locations may also lead to business disruptions due to differing levels of employee knowledge and organizational and leadership skills. Although we have never experienced an organized labor dispute, strike or work stoppage, any such occurrence, including in connection with unionization efforts, could disrupt our business and operations and harm our financial condition.

In addition, a national union and a group of our employees had attempted in the past to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel or elsewhere. While these efforts have not resulted in either group being recognized as a representative union, we cannot be certain there will be no such efforts in the future. In the event an organization is recognized as a representative union for our employees in Israel, we would be required to enter into negotiations to implement a collective bargaining agreement. We are unable to predict whether, and to what extent, efforts to unionize our employees would have an adverse effect on our business, operations or financial condition. Our continued growth and success will also depend upon the continued active participation of a relatively small group of senior management personnel, and requires us to hire, retain and develop our leadership bench. If we are unable to attract and retain talented, highly qualified senior management and other key executives, as well as provide for the succession of senior management, our growth and results of operations may be adversely impacted.

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

Software developers, including us, have been and are becoming increasingly subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. In addition, patent infringement claims are increasingly being asserted by patent holding companies, which do not use the technology subject to their patents, and whose sole business is to enforce patents against companies, such as us, for monetary gain. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. We also support service providers and media companies with respect to digital content services, which could subject us to claims related to such services. Our digital content services and offerings may also subject us to possible claims of infringement of the ownership rights to media content, for example, as well as to direct legal claims from retail consumers arising from the delivery of such services. Any of the foregoing risks may be heightened by our use of AI and Related Tools (For more information on risks related to AI and Related Tools, please see “Risk Factors — Our use of AI and Related Tools may adversely impact our business and subject us to possible litigation.”)

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

Our ability to serve our customers depends on our ability to protect our systems and infrastructure against damage from fire, power loss, water damage, telecommunications and technology failure, cyberattacks, earthquake, severe weather conditions, terrorist attacks, vandalism and other similar unexpected adverse events. We also depend on various cloud providers and co-location data center providers which provide us environments, tools and applications on which we provide our products. Although we maintain insurance that we believe is appropriate for our business and industry, such coverage may not be sufficient or maybe difficult to obtain, to compensate for any significant losses that may occur as a result of any of these events. In addition, we have experienced systems outages and service interruptions in the past, none of which has had a material adverse effect on us. However, a prolonged system-wide outage or frequent outages for our infrastructure or our cloud providers’ infrastructure could cause harm to our customers and to our reputation and reduce the attractiveness of our services significantly, which could result in decreased demand for our products and services and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.

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

There can be no assurance that our effective tax rate of 14.7% for the year ended September 30, 2023 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Any changes in tax laws could have an adverse impact on our financial results. In addition, there has been a general expectation of increased audits of multinational groups by tax authorities in various jurisdictions. There is no guarantee that our effective tax rate will not be adversely affected as a result of any such activity.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 137 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar (“Pillar 1”) is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. Based on the guidelines published to date, the Company does not expect to fall within the scope of the rules of Pillar 1. The second pillar (“Pillar 2”) is focused on developing a global minimum tax rate of at least 15 percent (measured on a country by country basis) applicable to multinational groups with consolidated revenue over €750 million. Guernsey, as well as other jurisdictions where we operate, are included in the more than 140 countries which have agreed to enact legislation to implement the global minimum tax rate. The Company is continuing to evaluate the potential impact on future periods of the Pillar 2, pending legislative adoption by additional individual countries. It is difficult to assess at the present time to what extent such changes, if and when they are finally adopted, might adversely impact our effective tax rate.

In addition, following the screening by the EU Code of Conduct Group on Business Taxation (“COCG”) of third-country jurisdictions to assess their compliance for tax purposes, Guernsey was found to be a co-operative jurisdiction. However, the COCG has requested that Guernsey, along with a number of other jurisdictions, take further steps to ensure that its tax system does not facilitate offshore structures which attract profits without real economic activity. Legislation introducing economic substance requirements for companies in the Crown Dependencies was approved by the respective parliaments in December 2018 and amended and updated with effect from June 30, 2021. The legislation applied initially to all companies resident for tax purposes in the Crown Dependencies and was effective for accounting periods commencing on or after January 1, 2019. The most recent amendments extended the legislation to include partnerships but did not make material changes to the substance requirements applicable to Guernsey tax resident companies. The regulations require entities, including companies and partnerships, to demonstrate that they have sufficient substance in Guernsey via a series of requirements, or tests. We are monitoring the developments closely to ensure that the Company is compliant with the various requirements.

We rely on third-party vendor relationships to deliver our business, may expose us to supply disruptions, cost increases, security vulnerabilities and cyberattacks.

We are reliant on third-party vendors in the provision of our services, including our expanding cloud services and use of AI, including GenAI. Failure by any of our third-party vendors could interrupt our operations and the delivery of our solutions, and/or significantly increase costs as we transition to a new vendor. Similarly, if any of these third- party vendors would decide to significantly increase costs, it could have an adverse financial impact on our business, as it may require us to shift to a competing solution or redesign our solutions which might take considerable time, effort and money. Further, if a third party were to experience a material breach of its information technology systems which results in the unauthorized access, theft, use, destruction, or unauthorized disclosures of customers’ or employees’ data or confidential information of the Company stored in such systems or the introduction of security vulnerabilities into the Company's systems or products, including through cyberattacks or other external or internal methods, it could result in a material loss of revenues from the potential adverse impact on our reputation, our ability to retain or attract new customers, potential disruption or loss of services from the vendor and disruption to our business. Such a breach could also result in contractual claims, and could lead to our being named as a party in consumer litigation brought by or on behalf of impacted individuals. For more information on risks related to cybersecurity and data privacy, please see “Risk Factors — If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data, our IT systems, or our customers’ IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable and it may materially affect our business and result in potential legal liability.”

In addition, IT hardware suppliers face shortages that are otherwise caused or exacerbated by the macroeconomic and geopolitical environment and/or global technology changes. As such, we may need to incur higher expenses when purchasing certain IT hardware and could face shortages of equipment and components that we and our employees rely upon in the conduct of our business and our operations and sales could be adversely impacted by such supply interruptions. Although we have not experienced material adverse impacts to date, additional or prolonged supplier shortages that have occurred or were exacerbated because of the macroeconomic and geopolitical environment and/or global technology changes could adversely impact our operations and the solutions that we offer.

Volatility and turmoil in the world’s capital markets may adversely affect our investment portfolio and other financial assets.

Our cash, cash equivalents and short-term interest-bearing investments totaled $743 million, as of September 30, 2023. Our short-term investments consist primarily of bank deposits, money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.

Declines in the financial condition of banks or other global financial institutions may adversely affect our normal financial operations. For example, in March 2023, failures of certain financial institutions created additional volatility in the banking sector. While we have not experienced any material impacts from such events, further failures, a lack of trust in the banking industry or material impacts on our customers from such failures could adversely affect our business.

We may be exposed to the credit risk of customers that have been adversely affected by adverse business conditions.

We typically sell our software and related services as part of long-term projects and arrangements. During the life of a project or arrangement, a customer’s budgeting constraints or other financial difficulties can impact the scope of such project or arrangement as well as the customer’s requirements and ability to make payments or comply with other obligations with respect to such project or arrangement. In addition, adverse general business conditions, as well as the risk that some of our customers may be highly leveraged and exposed to the recent rising in the costs of funding given increasing interest rates, may adversely affect our customers or degrade the creditworthiness of our customers over time, and we can be adversely affected by bankruptcies, incapability by our customers to raise sufficient funding for their operations or other business failures. For example, there has been recent turmoil in the global banking system and, while the volatility and the subsequent bank failures did not have a material direct impact on our business, such failures could materially affect our customers, resulting in their inability to meet their obligations under our agreements, which may in turn adversely impact our business and financial condition.

Our quarterly operating results may fluctuate, and a decline in revenue in any quarter could result in lower profitability for that quarter and fluctuations in the market price of our ordinary shares.

At times, we have experienced fluctuations in our quarterly operating results and anticipate that such movements may continue to occur. Fluctuations may result from many factors, including:

•
the size, timing and pace of progress of significant customer projects, license and service fees, and sales of partners’ software and hardware;
•
delays in or cancellations of significant projects and activities by customers;
•
changes in our customers investment priorities;
•
changes in operating expenses;
•
increased competition;
•
changes in our strategy;
•
personnel changes;
•
foreign currency exchange rate fluctuations;
•
penetration of new markets, regions, customers and domains; and
•
general economic and political conditions, including the current macroeconomic uncertainty and the continuous effect or resurgence of the COVID-19 pandemic.

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

As of September 30, 2023, we had an aggregate of $650 million of outstanding indebtedness and we may incur additional indebtedness in the future. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section, including macroeconomic factors such as rising interest rates. There can be no assurance that we will be able to manage any of these risks successfully.

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

The market price of our ordinary shares has from time to time fluctuated widely and may continue to do so. Many factors could cause the market price of our ordinary shares to rise and fall, including:

•
market conditions in the industry and the economy as a whole, including the current trends in the global markets and the continuing effect of the COVID-19 pandemic (or any resurgence thereof);
•
global or local geopolitical developments in the territories where we operate;
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
•
changes in estimates of our performance or recommendations by financial analysts, institutions and other market professionals; and
•
changes in our shareholder base.

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

The executive offices of our principal subsidiary in the United States are located at 625 Maryville Centre Drive, Suite 200, Saint Louis, Missouri 63141 and the telephone number at that location is +1-314-212-7000.

Our website address is www.amdocs.com. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

Our subsidiaries are organized under and subject to the laws of many countries. Our principal operating subsidiaries are in Canada, Cyprus, India, Ireland, Israel, Switzerland, the United Kingdom and the United States. Please see Exhibit 8 to this Annual Report on Form 20-F for a listing of our significant subsidiaries.

As part of our strategy, we have pursued and may continue to pursue acquisitions, partnerships and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital commerce solutions and other digital offerings, 5G charging and policy, network and cloud technologies, software design and development and the media and entertainment domain. In August 2020, we acquired Openet, a provider of 5G charging, policy and cloud technologies, to extend our portfolio with open and network-centric technologies to help service providers differentiate in the 5G era. During fiscal year 2021, we acquired three technology companies. The largest of the three, acquired in March 2021, is Sourced Group, a leading global technology consultancy specializing in large-scale cloud transformations, to accelerate our strategy of taking the communications and media industry to the cloud and complement our portfolio of cloud-native products and services and further expand and diversify our customer base. During fiscal year 2022, we completed the acquisition of two immaterial technology companies (Roam Digital, a digital consultancy agency, and DevOpsGroup, a company specializing in cloud and DevOps adoption). In June 2023, we acquired the service assurance business of TEOCO, executing on our network strategy of providing service providers with a holistic, end-to-end service orchestration offering, with the aim to assure the quality of service and enable the monetization of dynamic, next-generation customer experiences, and in August 2023 we completed the acquisition of ProCom Consulting, a digital transformation SI services and business consulting company. In November 2023, we acquired Astadia, a company specializing in mainframe-to-cloud migration and modernization, as we further execute on our cloud strategy.

Business Overview

Amdocs is a leading provider of software and services for approximately 400 communications, entertainment and media industry and other service providers in developed countries and emerging markets. Our customers include some of the largest telecommunications companies in the world (including America Movil, AT&T, Bell Canada, Singtel, Telefonica, Telstra, T-Mobile, Verizon and Vodafone), as well as broadband, mobile and entertainment providers (including Altice USA, Charter, Comcast, DISH, J:COM, Rogers Communications and Sky), small to midsized communications businesses and mobile virtual network enablers/mobile virtual network operators and providers of media and other services, such as financial services. Amdocs also holds relationships with hundreds of content owners and distributors around the globe, including MGM and Warner Bros. Discovery.

Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers, create value for society and make our increasingly connected world more empowering by unlocking our customers’ innovative potential and enabling them to transform their boldest ideas into reality, and make customer experiences which are truly amazing. Our offerings are based on a product and services mix, using technologies and methodologies such as the cloud and cloud native, microservices, DevSecOps, low-code/no-code, edge computing, open source, bimodal operations, Site Reliability Engineering (SRE) and increasing amounts of automation through standard information technology (IT) tools, open APIs and AI, GenAI, and ML. As a result, our offerings enable service providers to efficiently and cost-effectively engage their customers, introduce new products and services, automate service and network operations, monetize connectivity and content, support new business models and generally enhance their understanding of their customers. Our technology, design-led thinking approach and expertise help service providers accelerate their journey to the cloud, enhance their entertainment offerings, deploy and manage existing and next-generation networks, and serve their customers across all channels. In order to fulfill our responsibilities to our customers, we sometimes engage third-party vendors and system integrators providing complementary products and services, including hardware and software.

We are able to offer customers superior products and services on a worldwide basis, in large part because of our highly qualified and trained technical, engineering, sales, marketing, consulting, and management personnel. We combine deep industry knowledge and experience, advanced methodologies, industry best practices and pre-configured tools to help deliver consistent results and minimize our customers’ risks. We invest significantly in the ongoing training of our personnel in key areas such as industry knowledge, software technologies and management capabilities. Based in significant part on the skills and knowledge of our workforce, as well as leading tools and methodologies, we believe that we have developed a reputation for reliably delivering quality solutions.

We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G networks and transformation into digital service providers to provide connectivity services, content and applications (apps) on any device through digital and non-digital channels. It is also driven by the trend towards integrated service offerings which we believe is leading to increased merger and acquisition activity among our customers who then require systems consolidation, which we provide, to ensure a consistent customer experience at all touchpoints. Our solutions enable service providers to help their consumer and enterprise (B2B) customers navigate the increasing number of devices, services, partner services and plans available in today’s digital world and the need of service providers to cope with the rapidly growing demand for content and data that these devices and services create, as well as to compete with over-the-top (OTT)-focused players. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering an amazing customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

We invest time and resources to identify and address cybersecurity risks, including risks that our customers face with regard to our systems, products or services. We have established policies and procedures, benchmarked against industry best practices, designed to protect the integrity and security of our products and services, and follow secure development practices. These policies and procedures as well as our cybersecurity strategies, including those related to risk and materiality assessment, incident response and disaster recovery are periodically evaluated by our management and Board of Directors. To foster a culture of security awareness and responsibility among our workforce we utilize educational tools, such as cybersecurity awareness training, and reporting procedures and tools, such as our 24/7 global cybersecurity center. Additionally, in light of the transition across the globe to a hybrid working environment, we have enabled secure solutions for collaboration and remote connectivity. We also work with our customers and use overlapping controls to defend against cybersecurity attacks and threats on customers’ networks, end-user devices, servers, applications, data and our cloud solutions.

As we work with our customers and partners to create a better-connected world, we seek to make a difference and we incorporate this commitment into our business culture, innovation, products and operations. We were selected for the 2023 S&P Dow Jones Sustainability Index (DJSI) North America, included in the Bloomberg Gender-Equality Index for 2023, recognized by the Carbon Disclosure Project (CDP) and have received a gold rating standard from EcoVadis, a leading provider of business sustainability ratings. We place high value on protecting the environment and minimizing negative environmental impacts that may be created by our operations, and are seeking to create sustainable products and services. For example, as we take the industry to the cloud, leveraging the economies of scale offered by the public cloud and the attributes of our cloud offerings, our customers should be better positioned to subsequently reduce their reliance on costly, space and energy-consuming hardware components. We have set a long-term climate change goal of becoming carbon neutral in our business operations (Scopes 1 and 2) by 2040 and also to reach 100 percent electricity from renewable sources by 2040. As mid-term targets, we have set goals approved by the Science Based Targets Initiative in line with the Paris Climate Agreement, to reduce our Scope 1 and 2 greenhouse gas (GHG) emissions by 21% by end of fiscal year 2024 (from a 2019 base fiscal year). We are committed to diversity, believing a gender diverse, multi-cultural and multi-generational workforce provides strength and a competitive advantage. We seek to create a welcoming work environment for all employees, regardless of age, disability, ethnicity, gender, religion or sexual orientation. We run internal programs to increase representation and empower female employees. We have placed particular effort in recruiting more women for core technology and customer-facing roles, and 50% of our software testing engineers are women. We also promote initiatives designed to increase the representation of persons with disabilities and from different ethnicities. As we commit to enriching the lives of our employees, our efforts focus on providing a people-centric work environment, understanding that flexibility is key, from unlimited vacation to flexibility around how, when, and where a person works. We provide opportunities for growth and professional development, embracing a culture of continuous learning and upskilling, and have significantly expanded our employee well-being programs and investments. We also run a number of initiatives in our surrounding communities, including digital inclusion programs, STEAM education, and environmental awareness.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States and have operations in North America, Europe, Eurasia, Israel, Latin America, Africa and the Asia-Pacific region.

Industry Background

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with a focus on customer experience, migration to the cloud, next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities, investing in 5G and fiber rollouts, to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media; entertainment; enterprise enablement; Internet of Things (IoT); and digital lifestyle services, all of which are driving growth in the demand for multi-modal customer engagement capabilities and data.

OTT-focused players and device manufacturers continue to penetrate the communications market and are also competing for customer attention in the entertainment market, while traditional content creators are increasingly streaming their content direct-to-consumer (D2C). Additionally, social networks such as Facebook and X (previously known as Twitter), alongside OTT-focused players such as Snapchat and WhatsApp, have become widely accepted alternatives to traditional voice communications and also provide video streaming services. To meet the challenges from new competitors, service providers are developing cooperative partnerships with OTT-focused players to improve the customer experience as well as vertically integrating with content creators. Pay TV providers are moving toward more OTT and on-demand video services in their need to respond to customers’ on-demand experience expectations. As the business-to-consumer (B2C) domain is crowded with disruptors and heightened competition from OTT players, service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide IoT services to new vertical market segments, such as the home, health and automotive industries. In North America, cable companies and communication service providers are increasingly expanding their lines of business as growth engines, and moving into each other’s core business areas, with telcos offering fixed-wireless broadband connectivity and cable companies providing wireless services as mobile virtual network operators (MVNO)s.

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

GenAI has led to increased interest in applying AI to telecom operations, with emerging use cases in customer experience, especially in customer care, sales, and marketing, enabling service providers to introduce new differentiated offerings. We believe GenAI will also provide operators an opportunity to apply GenAI to solve problems in network optimization and fault management as well introduce enhanced productivity and efficiencies in their operations, and across all units from corporate to customer-facing.

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
•
Continued Expansion into New Geographies and Emerging Markets. We seek to grow our customer base by expanding into new markets inside the regions we currently serve and serving the needs of service providers operating in emerging markets. While we have a strong presence overall in developed markets, there are areas in which we believe we can further expand our presence. In fiscal 2023 for example, we succeeded in growing our activities in Europe, expanded in Latin America and entered the United Arab Emirates. In emerging markets, prepaid subscriber growth remains high and average revenue per user remains relatively low in comparison to more developed markets. In order to increase subscriber revenue, service providers are focusing on customer experience and on increasing capacity, particularly for data and content offerings, as key competitive differentiators. Our existing and prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus to customer experience and on increasing bandwidth and providing content helps to create the wide spectrum of emerging market service providers that require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience solutions.
•
Provide Customers with an Open, Dynamic and Cloud-Native Portfolio to Meet Key Industry Trends. With our offerings, we seek to accelerate our customers’ journey to the cloud and help them differentiate in the 5G era so they can deliver an always-on customer experience that is intuitive, simple, personal and valuable at every point of service. We provide solutions across digital business systems and legacy business and operational support systems (BSS/OSS) and network domains and multiple lines of business, including wireline, wireless, broadband, cable, satellite services, IoT and digital services. The business integration of our systems, supporting commerce, monetization and network automation, is achieved through a central, cloud-native catalog, built on an open, API-first and microservices-based approach to enable third-party integration. We believe that our ability to provide a broad, open, dynamic, modular, GenAI-embedded and cloud-native portfolio, with certified end-to-end business processes deployed using best practice DevSecOps, helps position us as a strategic partner for our customers as they seek to migrate to the cloud and continue to transform into digital service providers. This provides us with multiple avenues for strengthening and expanding our ongoing customer relationships. Our strategic collaborations with Amazon Web Services, Microsoft Azure, Google Cloud and Oracle will further enable service providers to offer new and differentiated cloud services to drive growth, customer loyalty and value-add with fast and agile interactions, and a wide ecosystem of third-party partners.
•
Lead with innovative technology to better serve our customers. We look to provide our customers with leading technologies designed to address industry-specific challenges and opportunities so that they can differentiate themselves with new offerings, accelerate their time to market, and optimize their operations. GenAI is one such technology, which we are implementing in different ways, including building our telecom GenAI use-case factory, and infusing GenAI across our products and services. As a result, service providers may deploy GenAI in various ways across their businesses, from customer experiences to network provisioning. We also believe our GenAI capabilities may enable service providers to deliver increased efficiencies and productivity, as well as benefit our own operations. We believe that our GenAI framework, amAIz, and strategic collaborations with Microsoft and NVIDIA, may position us to increase the adoption of GenAI applications and services across the communications industry.
•
Expand Our Managed Services Capabilities. We seek to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our mandate can extend across the service provider’s entire IT and network automation environment and encompass key business process operational needs, organizational readiness preparation and employee upskilling. Many of these projects involve what we call managed transformations: a multi-year project in which we modernize legacy systems while operating them, and then continue to provide managed services once the transformation is complete. Our customers receive predictable service levels based on agreed-upon key performance indicators, access to a global repository of automation processes, as well as improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems. Managed transformations also provide an improved end-user experience, so service providers can focus on their own internal strengths and strategy to grow their business, leaving system concerns to us. We are continuing to expand our cloud operations, covering the full cloud management lifecycle, including cloud cost optimization (FinOps), multi-cloud management, cloud security, and cloud workloads. Managed services also benefit us, as they can be a source of predictable recurring revenue and long-term relationships.
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

The Amdocs Offerings

Our understanding of our customers’ business needs and the importance of delivering an amazing experience to their end users provide the framework for our portfolio of capability-based products and services. Our offerings are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. They enable modular expansion as a service provider evolves, ensuring lower-cost and reduced-risk implementations, while their microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps. With our portfolio’s open and modular structure, organized by capability such as monetization, commerce and care, consulting, delivery, operations and others, and matched to industry standards, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market and value. In the second quarter of fiscal 2023, we released Amdocs CES23, a 5G and cloud-native, microservices-based version of our market-leading customer experience suite, which is open and integrated all the way from the network to the end-user experience.

The CES23 suite enables service providers to build, bundle, deliver and monetize advanced services, leveraging their investments in technologies such as 5G standalone networks, multi-access edge computing (MEC), programmable networks, AI, GenAI, ML, and the cloud. With a holistic lead-to-care process, CES23 also provides enhanced business-to-business (B2B) capabilities for a streamlined business customer experience across marketing, sales, ordering, service activation, orchestration and consumption, and monetization, as well as operations, and enables the rapid introduction of advanced digital services and new business models aligned with partner-based solutions for all types of B2B segments and services.

The CES23 suite includes the newly launched AI-driven Customer Engagement Platform, based on our partnership with Microsoft announced in February 2023. This platform improves both the customer and employee experience, providing consumers and enterprise customers with a broad solution set for the B2B segment, spanning all customer engagement activities and journeys for streamlined business processes across all channels and applications – from browsing for services and devices, through ordering and fulfillment, to customer care. The CES23 suite further comprises the monetization suite for charging, billing, policy and revenue management among other functions, capable of monetizing hybrid connectivity services, content (OTT) offerings, as well as advanced partner-based digital services and 5G use cases; and our intelligent networking suite with a set of modular, flexible and open service lifecycle management capabilities designed for network automation journeys such as digital-to-network automation, end-to-end service and network orchestration, 5G slice & edge automation, and Network-as-a-Service.

In the third quarter of the fiscal year 2023, we launched amAIz, a leading telco GenAI framework set to accelerate service providers’ GenAI journeys. Amdocs amAIz is integrated across the entire Amdocs portfolio, and combines carrier-grade architecture leveraging open-source technology with large language AI models, to enable service providers to benefit from the innovative potential of GenAI. The CES23 suite also includes a low-code/no-code experience technology platform for our care and commerce solutions, and aligns with the TM Forum’s open API framework, offering a continuous integration/continuous delivery (CI/CD) environment, built using Amdocs’ cloud-agnostic Microservices Management Platform to ensure agility and IT velocity. Our data intelligence solutions and applications span every aspect of the service provider’s business, with detailed use cases embedded within our products and best practices to help service providers become truly data-driven organizations. We have furthermore launched solutions for the 5G-specific needs of service providers as they begin to introduce, deliver and monetize new 5G services for consumers and businesses. These solutions encompass charging, policy, network data analytics and network exposure functions, managed by our centralized catalog. With our 5G solutions, we enable service providers to fully realize 5G and edge cloud capabilities and introduce new business models (e.g., B2B2C, B2B2B, Network-as-a-Service, private networks) by providing a holistic approach to flexible monetization for new monetizable network assets (e.g., network slice, quality-of-service) as well as for partner-based services, and by exposing network capabilities and network data to both customers and partners, enabling service providers to form or participate in a partner ecosystem.

Overall, our technology offerings include individual products for commerce and care, catalog management, monetization, subscription management and content management, IoT, AI and GenAI, service and network automation and network deployment and optimization. We also offer Amdocs Subscription Marketplace, a SaaS-based platform designed to empower service providers to aggregate and monetize partners in a frictionless way to enable a superior customer experience. The platform includes an expansive network of pre-integrated digital services, ranging from media, gaming, eLearning, sports and retail to security and business services. Our Amdocs Digital Brands Suite, a fully pre-integrated digital business suite, is designed for digital telecom brands and small-scale service providers covering care, commerce, ordering and monetization needs. The Amdocs eSIM Cloud enables service providers to offer device “digital SIM” (eSIM) and other services for a variety of IoT consumer and industrial devices from Apple, Samsung, Microsoft, Google and other device manufacturers, while our mature cybersecurity practices and service help protect and manage enterprises. Our AI-powered, cloud-native, home operating system enables service providers to expand the home broadband experience, offering smart and proactive care, advanced customer experience insights and engagement as well as machine-learning marketing and network analytics.

Our broad portfolio of services capabilities ranges from consulting to delivery, quality engineering (testing), operations, systems integration, network services, experience-driven services, data, cloud and content services, across a wide variety of platforms and technologies. The extent and scope of services provided varies from customer to customer, depending on each customer's unique needs. Our services engagements can range in size and scope and include advising customers on business and technical strategy, designing and implementing particular business solutions, managing specific business operations processes, adopting DevSecOps, migrating applications to, and operating them on, the cloud and orchestrating large-scale transformation projects. We also provide end-to-end application development and maintenance, from ideation to deployment, managing all steps of the development lifecycle, supporting bi-modal development methodologies, as well as ongoing maintenance.

In addition, we are generally retained by the customer to provide ongoing services, such as maintenance, enhancement design and development and operational support, or to act as a lead systems integrator for post-production activities that may include interfaces with third-party and legacy systems. We also provide network deployment and optimization services, supporting the industry’s move to 5G and the cloud. For a substantial number of our customers, the implementation and integration of an initial system has been followed by the sale of additional systems and modules. We aim to establish long-term maintenance and support contracts with our customers. These contracts generally involve an expansion in the scope of support delivered and provide us with recurring revenue.

Our managed services, including those using ML, AI, GenAI, AI and Related Tools, predictive analytics, and robotic process automation, are designed to enable service providers’ IT and network departments to keep pace with the speed of business requirements as they continue their journey towards zero-touch operations, provide faster time to market for new services as well as the cost-effective management of existing offerings. Our Cloud Management Platform supports more agile and reliable operations and also includes dedicated tools that automate tasks that would traditionally require various software development skills. It contains a set of advanced technologies, blueprints, automated processes and integrations to external applications to enable our services across many aspects of the IT lifecycle in service provider environments. These services include solution development, quality engineering, cloud migration and operations, FinOps, hyper-automation, governance and more. Managed services provide multi-year, flexible and tailored support, managing IT, business processes and applications services, such as application development and maintenance, operations, IT and infrastructure hosting, cloud operations and in-house developed practices, and legacy modernization.

Our quality engineering services are designed to help modernize our customers’ approach to testing. They combine upskilling our customers’ organization, employing our AI-driven test automation platform, and integrating a DevSecOps approach to ensure faster time to market combined with higher product quality. We support the complete quality engineering spectrum of services, from project-based to enterprise-level engagements. Our services in this domain include consulting and executing on quality engineering modernization services, implementing next-gen technologies in areas such as network, data and AI services, maximizing the customer experience through digital and resiliency quality engineering, and improving and accelerating operations through continuous quality engineering and environment management quality engineering services.

Our data intelligence services support our customers' data strategies, whether driven by digital transformations, mergers and acquisitions, cloud adoption and 5G monetization, or specific data-driven business use cases. These data intelligence services span the entire lifecycle, from data strategy and architecture, through implementation and managed operations, along with the building and management of AI (including GenAI) business use cases.

Our cloud services help enterprises to adopt, migrate and operate on the cloud, and include strategy services to help ensure governance and compliance across the organization, as well as engineering services to help customers set up, run and optimize their cloud operations. We modernize and migrate both Amdocs and non-Amdocs applications and workloads to the cloud, and provide security services to help enterprises enhance their security posture and protect against human error and malicious actors.

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

Our business and top-level technology strategy consulting services cover both Amdocs and non-Amdocs systems. Our consultants understand the service provider’s environment and bring with them the experience we accumulated when modernizing our own Amdocs product lines and re-skilling our people to master hybrids of the legacy and the new. We also provide experts in areas such as experience design, digital software engineering and cloud transformation. Our Cloud at Scale™ methodology, developed by Sourced Group, provides a rapid, secure path for service providers, including financial services providers, to adopt the cloud.

Our content services are designed to enable service providers to build rich, premium content offerings for their customers, accessing large libraries of licensed content, securely processed and distributed across any channel, device type or geography. Through content aggregation, localization and compliance management, metadata creation, encoding, distribution, asset management and delivery, our end-to-end content ecosystem helps service providers and content owners monetize content through a variety of commercial models.

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
•
Secure Software Development Lifecycle (SSDLC). Integrating security into each step of the software development process to identify and mitigate security vulnerabilities and threats.

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
•
Software-as-a-Service (SaaS). We develop software for some solutions that may be provided via a subscription model. Offering SaaS solutions enables our customers to quickly deploy, simply operate and continuously benefit from our investment in portfolio platforms.
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

•
Hybrid-Cloud. Supporting application architecture that spans physical, virtual and cloud-based infrastructures. We work with multiple hyper-scale providers in the deployment, security and operation of these diverse permutations which must be orchestrated in order to deliver seamless experiences.
•
Open-Source Software. Enabling rapid time to market and lower-cost functionality introduction, our software leverages open-source components to encourage standardization and improved quality where possible. We are a founding partner of the 5G Open Innovation Lab, a global ecosystem for developers, enterprises, wireless carriers and technology leaders to fuel the development and monetization of new 5G-powered technology use cases and markets. We are also a contributor to the O-RAN Alliance — whose mission is to reshape the RAN industry towards more intelligent, open, virtualized and fully interoperable mobile networks. Furthermore, Amdocs plays an integral part in Telecom Infra Project (TIP) initiatives, focused on bringing viable open, standards-based market solutions to service providers for a variety of environments, from urban to rural, and creating a better-connected society.
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

•
AI/ML. Delivering automation and providing service providers with more intelligence about their customers and the performance of their infrastructures, optimizing the customer experience and enabling zero-touch operations.
•
GenAI & AI and Related Tools. Leveraging GenAI and other AI and Related Tools, including those built on foundational large language models (LLMs), as well as a telecom-specific GenAI framework to improve our existing product and service offerings, as well as create new and enhanced experiences ranging from context-aware customer care interactions to resource-aware network operations.

Sales and Marketing

Our sales and marketing activities are primarily directed at major communications and media companies.

As a result of the strategic importance of our solutions to the operations of service providers, a number of constituencies within a customer’s organization are typically involved in purchasing decisions, including senior management, information systems and network personnel and user groups, such as the finance, customer service and marketing departments.

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and system integrators that provide complementary products and services. We also have value-added reseller agreements with leading hardware and software vendors. Our sales and marketing activities also support projects with our partner ecosystem of over 100 partner companies in domains such as digital and consumer experience, media and entertainment, IoT, data intelligence, security and privacy, the cloud and open source. Partner companies include Amazon Web Services, Microsoft, Intel, Google, NVIDIA, Oracle, Redhat, Dell EMC and VMware, Hewlett Packard Enterprise and IBM, as well as start-up companies.

Customers

Our target market is comprised of service providers in the communications and media industry that require customer experience solutions with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the industry and that our product offerings continue to address the market’s most sophisticated needs. Additionally, with our Stellar Elements unit and Sourced Group, we deliver experience-driven and cloud transformations for customers in other industry verticals, such as financial services. We have a global orientation and customers in approximately 90 countries.

Our customers include service providers, such as:

A1 Bulgaria	Paramount
A1 Telekom Austria Group	Partner
ABN Amro Bank NV	PLDT
Airtel	PPF Telecom Group
Altice France	Proximus
Altice USA	Rogers
América Móvil	Safaricom
Astro	SES
AT&T	Singtel
AT&T Mexico	Sky Italia
Azercell	Sky UK
Bank Hapoalim	StarHub
Beeline	Sunrise
Bell Canada	Telefónica Argentina (Movistar)
Bharat Sanchar Nigam Limited (BSNL)	Telefónica Brasil (Vivo)
Botswana Telecommunications Corporation	Telefónica Chile (Movistar)
BT	Telefónica Peru (Movistar)
Cable & Wireless	Telenet
Capita	Telia Norway
Cellcom	Telia Sweden
Charter Communications	Telkom SA
Claro Brasil	Telkomsel
Claro Chile	Telstra
Claro Dominican Republic	TELUS
Claro Puerto Rico	Three Ireland
Colt Technology Services	Three UK
Comcast	Thryv
Deutsche Telekom	TIM
Dish	TIM Brasil
EE	True
Elisa	Turner
Eros Now	T-Mobile
etisalat by&e	UPC Broadband
Far EasTone	US Cellular
Fastweb	VEON
Flow	Verizon
Foxtel	Vimeo
Globe Telecom	Virgin Media
J:COM	Vodacom
KT	Vodafone Albania
Kyivstar	Vodafone Czech Republic
LG Uplus	Vodafone Germany
Liberty Global	Vodafone Hungary
Lumen	Vodafone Idea
M1	Vodafone Ireland
Magyar Telekom	Vodafone Italy
Maxis	Vodafone Romania
Melon Digital	Vodafone Spain
MGM+	Vodafone Turkey
MTS	Vodafone UK
Oi	VodafoneZiggo
Optus	Warner Bros
Orange Belgium	Wind Tre
Orange Liberia	Winity Telecom
Orange Spain	XL Axiata

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	Year Ended September 30,
	2023	2022	2021
North America	67.7%	67.8%	65.1%
Europe	14.4%	12.7%	14.5%
Rest of the World	17.9%	19.5%	20.4%

Competition

The market for customer experience solutions in the communications and media industry continues to be highly competitive. Amdocs’ competitive landscape is comprised of internal IT departments of our customers, as well as independent competitors or new entrants that may compete broadly with us or in limited segments of our market, and can be generally categorized as follows (competitors in each category referenced below in alphabetical order):

•
providers of BSS/OSS and customer relationship management (CRM)/digital systems, including CSG International, Netcracker (a NEC subsidiary), Optiva, Oracle, Pegasystems, Salesforce, SAP and ServiceNow;

•
system integrators and providers of IT services, such as Accenture, Cap Gemini, Cognizant, DXC Technology, Infosys, Kyndryl, Tata Consultancy Services, Tech Mahindra and Wipro (some of whom we also cooperate with in certain opportunities and projects);
•
network equipment providers such as Ciena, Ericsson, Huawei, and Nokia, (some of whom we also cooperate with in certain opportunities and projects and some of whom also have BSS/OSS offerings); and
•
niche domain players, often start-up companies, which compete against particular parts of our portfolio, such as Matrixx in charging; Hansen in catalog; Aria Systems, Stripe, Zuora in subscription billing; Forgerock and Okta in identity management; Deluxe Media and iNDEMAND in Media; Slalom and Servian in cloud consulting; Material+ and Work & Co in experience design.

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
•
innovating and enabling our customers to quickly adopt new business models that will improve their ability to drive new revenues, and compete and win in a changing market;
•
providing high-availability, high-quality, reliable, scalable, integrated and modular applications, leveraging cloud technology, AI, GenAI and other new software development and deployment options;
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

Property, Plants and Equipment

Our principal capital expenditures for fiscal 2023, 2022 and 2021 have been for computer equipment and software in our operating facilities and development centers, for which we spent approximately $84 million, $92 million and $89 million, respectively, and for the development of our new campus in Israel, for which we spent approximately $116 million and $101 million, in fiscal years 2022 and 2021, respectively (the amounts for fiscal year 2023 were immaterial as we completed during the year the move into our new campus).

Facilities

Our properties consist of leased and owned (only in Ra’anana, Israel) facilities an aggregate of approximately 2.9 million square feet worldwide, including significant leases in the Canada, Cyprus, India, Israel, the Philippines, Mexico, the United Kingdom and the United States. The following table summarizes information with respect to the principal facilities leased and owned by us and our subsidiaries as of September 30, 2023:

Location	Area (Sq. Feet)
Americas	601,078
EMEA	1,117,655
APAC	1,193,372
Total	2,912,105

Our leases expire on various dates through 2033. In fiscal year 2023, the Company has started to use its campus in Ra’anana, Israel on land acquired by a legal entity owned equally by the Company and Union Investments and Development Limited (“Union”) pursuant to agreements entered into by the Company and Union in December 2017. The campus provides an advanced working environment that meets the needs of Amdocs Israel and its employees, and supports the Company’s future growth. The design for the campus is in accordance with LEED Gold standards and includes advanced energy and water saving systems.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications and media industry service providers in both developed countries and emerging markets. We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G networks and transformation into digital service providers to provide connectivity services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate their offerings by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with a focus on customer experience, migration to the cloud, next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities and investing in 5G and fiber rollouts to meet the demand for increased bandwidth, faster pace of innovation for new digital services and the introduction of GenAI, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media; entertainment; enterprise enablement; Internet of Things (IoT); and digital lifestyle services, all of which is driving growth in the demand for multi-modal customer engagement capabilities and data.

We develop, implement and manage software and services designed to meet our customers’ business needs and empower them to transform their boldest ideas into reality. Our technology, design-led thinking approach and expertise help service providers to migrate to the cloud, manage and monetize their next-generation networks, further transform into digital service providers, accelerate their GenAI journeys, enhance their entertainment offerings, and serve their customers across all channels. With our portfolio’s open and modular structure, organized by capability and matched to industry standards, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market and value.

In part, we have sought, through acquisitions, to expand our products and services offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions (including our fiscal 2020 acquisition of Openet, our fiscal 2021 acquisition of Sourced Group, our fiscal 2022 acquisitions of Roam Digital and DevOpsGroup, our fiscal 2023 acquisitions of the service assurance business of TEOCO, and of ProCom Consulting and our acquisition of Astadia in November 2023), which, among other things, we believe will enable us to expand our 5G, digital and cloud-native capabilities, service assurance and technological expertise. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths.

The Amdocs Offerings

Our portfolio consists of software and services that address service providers’ business and operational needs. Our offerings, grouped by technology capabilities such as commerce and care, catalog management, monetization, subscription management and content management, IoT, AI and GenAI, service and network automation and network deployment and optimization, are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. Our software is designed to enable modular expansion as a service provider evolves, and its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps.

Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting, delivery, quality engineering (testing), systems integration, operations, network services, experience-driven services, data, cloud, and content services. Our managed services provide multi-year, flexible and tailored IT business processes outsourcing and applications management services across all verticals, telco, financial services and media. They include application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

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

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In fiscal year 2023, customers in North America accounted for 67.7% of our revenue, while customers in Europe and the rest of the world accounted for 14.4% and 17.9%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States. Historically, AT&T has been our largest customer, accounting for 24% and 27% of our revenue in fiscal years 2023 and 2022, respectively. In fiscal years 2023 and 2022, our next largest customer, T-Mobile, accounted for 23% and 20% of our revenue, respectively. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 70% of our revenue in fiscal years 2023 and 2022. We believe that demand for our solutions is primarily driven by the following key factors:

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
•
Technology advances, such as:
•
wide-scale foundational technology changes, including the leveraging of open-source, cloud-enabled and cloud-native operating infrastructure, microservices-based architecture, API-based ecosystems, and aggressive digital modernization transformations;
•
evolving service provider business models and opportunities like OTT partnerships, content development and offerings, enterprise and small or medium-sized business modernization, and innovative consumer bundling solutions;
•
network evolution in order to support growing technology needs associated with Internet of Things (IoT), autonomous vehicles and augmented and virtual reality;
•
new communications technologies such as 6G wireless technology, 5G wireless technology, fixed wireless access, eSIM, Wi-Fi 6, and Narrowband IoT (NB-IOT), and;
•
AI, including GenAI, ML, LLMs and other natural language processing (NLP) edge computing, network and service automation, and blockchain.
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
•
automating, introducing AI, and integrating business processes that span service providers’ business systems and network solutions;
•
implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies; and
•
transforming fragmented legacy OSS to introduce new, orchestrated and automated services in a timely and cost-effective manner.

Revenue from managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $2.86 billion and $2.76 billion of revenue in fiscal years 2023 and 2022, respectively. In managed services contracts, revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems and may see also additional modernization cycles in our more mature managed services engagements. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from insertion of automation tools, operational efficiencies and from changes in the geographical mix of our resources.

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

Substantially all of our research and development expenditures are directed at our solutions. In recent years, we have also invested our research and development efforts in network control, optimization and orchestration and network functions virtualization technologies; applications to enable service providers to deploy and monetize technologies such as fiber, LTE, 5G, small cells and Wi-Fi; big data analytics and intelligence capabilities leveraging AI, GenAI and NLP toward consumer and business satisfaction, marketing effectiveness and network operations and experience; increased focus for the business segment, digital, commerce and entertainment domains; platforms for processing, distributing and monetizing content globally and on foundational technologies including microservices and cloud infrastructure readiness. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

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

Operating Results

The following table sets forth for the fiscal years ended September 30, 2023, 2022 and 2021, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Year Ended September 30,
	2023	2022	2021
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	64.7	64.6	65.5
Research and development	7.7	7.8	7.3
Selling, general and administrative	11.7	11.5	11.4
Amortization of purchased intangible assets and other	1.2	1.6	1.8
Restructuring charges	1.5	—	—
	86.6	85.5	86.0
Operating income	13.4	14.5	14.0
Interest and other expense, net	(0.4)	(0.6)	(0.3)
Gain from sale of a business	—	0.2	5.3
Income before income taxes	13.0	14.2	19.0
Income taxes	1.9	2.2	2.9
Net income	11.1%	12.0%	16.1%
Net income attributable to noncontrolling interests	0.05	—	—
Net income attributable to Amdocs Limited	11.1%	12.0%	16.1%

Fiscal Years Ended September 30, 2023 and 2022

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2023, compared to the fiscal year ended September 30, 2022. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2023	2022	Amount	%
	(In thousands)
Revenue(1)	$4,887,550	$4,576,697	$310,853	6.8%
Operating expenses:
Cost of revenue	3,159,941	2,957,547	202,394	6.8
Research and development	374,855	354,706	20,149	5.7
Selling, general and administrative	570,707	528,572	42,135	8.0
Amortization of purchased intangible assets and other	57,156	71,075	(13,919)	(19.6)
Restructuring Charges	70,901	—	70,901	100.0
	4,233,560	3,911,900	321,660	8.2
Operating income	653,990	664,797	(10,807)	(1.6)
Interest and other expense, net	(17,629)	(26,391)	8,762	(33.2)
Gain from sale of a business	—	10,000	(10,000)	(100.0)
Income before income taxes	636,361	648,406	(12,045)	(1.9)
Income taxes	93,399	98,905	(5,506)	(5.6)
Net income	$542,962	$549,501	$(6,539)	(1.2)%
Net income attributable to noncontrolling interests	2,253	—	2,253	100.0%
Net income attributable to Amdocs Limited	$540,709	$549,501	$(8,792)	(1.6)%

(1)
Geographic Information:

	Year Ended September 30,		Increase (Decrease)
	2023	2022	Amount	%
	(In thousands)
North America (mainly United States)	$3,306,988	$3,100,038	$206,950	6.7%
Europe	703,141	582,192	120,949	20.8
Rest of the world	877,421	894,467	(17,046)	(1.9)
Revenue	$4,887,550	$4,576,697	$310,853	6.8%

Revenue. Revenue increased by $310.9 million, or 6.8%, to $4,887.6 million in fiscal year 2023, from $4,576.7 million in fiscal year 2022. Revenue from our two largest customers increased in aggregate by 6.8% in fiscal year 2023 compared to fiscal year 2022, while revenue from all other customers also increased in aggregate by 6.8%. This demonstrates strong business activity building next-generation platforms across a wide customer base. Revenue for fiscal year 2023 increased by 7.7% compared to fiscal year 2022, excluding approximately 0.9% negative foreign fluctuations impact.

In fiscal year 2023, revenue from customers in North America, Europe and the rest of the world accounted for 67.7%, 14.4% and 17.9%, respectively, of total revenue, compared to 67.8%, 12.7% and 19.5%, respectively, in fiscal year 2022.

Revenue from customers in North America as a percentage of total revenue remains stable. The increase in revenue from customers in North America in absolute amount was primarily attributable to higher revenue from key customers in North America.

Revenue from customers in Europe increased significantly in fiscal year 2023, despite the negative impact of foreign exchange fluctuations, as a result of an increase in transformation project activities and managed services arrangements, as we expand our presence in this region.

Revenue from customers in the rest of the world decreased mainly due to negative foreign fluctuations impact in fiscal year 2023 compared to fiscal year 2022. This is attributable primarily to timing differences as we transition between transformation projects that naturally ramp down to new awarded projects that gradually ramp up.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $202.4 million, or 6.8%, to $3,159.9 million in fiscal year 2023, from $2,957.5 million in fiscal year 2022. The cost of revenue as a percentage of total revenue slightly increased, from 64.6% in fiscal year 2022 to 64.7% in fiscal year 2023, as the increase in cost of revenue in absolute amounts was commensurate with revenue growth. Our cost of revenue was also positively impacted by foreign exchange fluctuations.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $20.1 million, or 5.7%, to $374.9 million in fiscal year 2023, from $354.7 million in fiscal year 2022, and slightly decreased as a percentage of total revenue from 7.8% in fiscal year 2022, to 7.7% in fiscal year 2023. The research and development expense increased in absolute amounts as we continue to invest in our cloud offerings, 5G and network related innovation and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, an increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $42.1 million, or 8.0%, to $570.7 million in fiscal year 2023, from $528.6 million in fiscal year 2022. Selling, general and administrative expense slightly increased as a percentage of total revenue from 11.5% in fiscal year 2022, to 11.7% in fiscal year 2023. The increase in selling general and administrative expense was roughly commensurate with the revenue growth and was also attributable to increase in selling expense. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other decreased by $13.9 million, or 19.6%, to $57.2 million in fiscal year 2023, from $71.1 million in fiscal year 2022. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets, partially offset by an increase in amortization of intangible assets due to recently completed acquisitions.

Restructuring Charges. Restructuring charges in fiscal year 2023 were $70.9 million, with no such charges in fiscal year 2022 or the prior couple of years. The initial incurrence of restructuring charges in the first quarter of fiscal year 2023, of $24.5 million were primarily associated with alignment of our workforce around the global site strategy, as well as the optimization of our hybrid work model. In the fourth quarter of fiscal year 2023, we took proactive and appropriate measures to optimize expenditures and resource allocation in response to the prevailing level of economic uncertainty and industry pressure and recorded restructuring charges of $46.4 million. Please see Note 10 to our consolidated financial statements.

Operating Income. Operating income decreased by $10.8 million, or 1.6%, to $654.0 million in fiscal year 2023, from $664.8 million in fiscal year 2022. Operating income decreased as a percentage of total revenue, from 14.5% in fiscal year 2022 to 13.4% in fiscal year 2023. The decrease in operating income as a percentage of total revenue was attributable primarily to restructuring charges recorded in fiscal year 2023, which was partially offset by a decrease in expenses from amortization of purchased intangible assets and other, and positive foreign exchange impacts.

Interest and Other Expense, Net. Interest and other expense, net, decreased from a net expense of $26.4 million in fiscal year 2022 to a net expense of $17.6 million in fiscal year 2023. The decrease in interest and other expense, net, was primarily attributable to an increase in interest income partially offset by interest expense, due to higher interest rates, an increase in foreign exchange fluctuation charges, partially offset by changes of minority equity investments measured at fair value.

Gain from Sale of a Business. There was no gain from sale of a business in fiscal year 2023, while there was $10.0 million of such gain in fiscal year 2022. Please see Note 3 to our consolidated financial statements.

Income Taxes. Income taxes for fiscal year 2023 were $93.4 million on pre-tax income of $636.4 million, resulting in an effective tax rate of 14.70% in fiscal year 2023, compared to 15.3% in fiscal year 2022. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period, please see Note 11 to our consolidated financial statements.

Net income attributable to Amdocs Limited. Net income decreased by $8.8 million, or 1.6%, to $540.7 million in fiscal year 2023, from $549.5 million in fiscal year 2022. The slight decrease in net income is primarily attributable to decrease in operating income as a result of the restructuring charges recorded in fiscal year 2023, while there were no such charges in fiscal year 2022, and a gain from sale of a business recorded in fiscal year 2022, which did not recur in fiscal year 2023, partially offset by a decrease in interest and expenses, net. Excluding the impact of the restructuring charges recorded in fiscal year 2023, net income would have increased compared to fiscal year 2022, as a result of our increased business activity.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.05, or 1.1%, to $4.49 in fiscal year 2023, from $4.44 in fiscal year 2022. The increase was attributable to a decrease in the diluted weighted average number of shares outstanding, which resulted from share repurchases, partially offset by the decrease in net income. Please see also Note 21 to our consolidated financial statements.

Fiscal Years Ended September 30, 2022 and 2021

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2022 compared to the fiscal year ended September 30, 2021. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

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

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $146.6 million, or 5.2%, to $2,957.5 million in fiscal year 2022, from $2,811.0 million in fiscal year 2021. The cost of revenue as a percentage of total revenue decreased to 64.6% in fiscal year 2022 from 65.5% in fiscal year 2021. This decrease in cost of revenue as a percentage of revenue was attributable to operational excellence and efficiency initiatives through the ongoing implementation of automation and other sophisticated tools, the divestiture of OpenMarket completed on December 31, 2020 (as OpenMarket’s cost of revenue as a percentage of total revenue was higher than the Company average), and the impact of changes of certain acquisition-related liabilities measured at fair value recognized in fiscal years 2022 and 2021. This decrease was partially offset by the increase of cost due to the impact of foreign exchange fluctuations.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $41.8 million, or 13.3%, to $354.7 million in fiscal year 2022, from $312.9 million in fiscal year 2021. Research and development expense increased as a percentage of total revenue from 7.3% in fiscal year 2021, to 7.8% in fiscal year 2022, as we have been accelerating our investment in our cloud offerings, 5G and network related innovation and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, an increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $41.3 million, or 8.5%, to $528.6 million in fiscal year 2022, from $487.3 million in fiscal year 2021. Selling, general and administrative expense slightly increased as a percentage of total revenue from 11.4% in fiscal year 2021, to 11.5% in fiscal year 2022, the increase in selling expense was commensurate with the revenue growth. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

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

Operating Income. Operating income increased by $66.1 million, or 11.0%, to $664.8 million in fiscal year 2022, from $598.7 million in fiscal year 2021. Operating income increased as a percentage of total revenue, from 14.0% in fiscal year 2021 to 14.5% in fiscal year 2022. In fiscal year 2022 our revenue increased at a higher rate than the increase in cost of revenue, which resulted in an increase in our operating income. The increase in operating income was partially offset by an increase in research and development expense and selling, general and administrative expense. Our operating income was negatively affected by foreign exchange fluctuations impacts.

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

(1)
The total negative foreign exchange impact of our total revenue was 1.4% in fiscal year 2022, while the same foreign exchange impact calculated against revenue from all other customers, excluding the two largest customers, was 2.5% in fiscal year 2022.

Income Taxes. Income taxes for fiscal year 2022 were $98.9 million on pre-tax income of $648.4 million, resulting in an effective tax rate of 15.3% in fiscal year 2022, compared to 15.5% in fiscal year 2021. The slight decrease in the effective tax rate is primarily attributable to a tax benefit recorded in fiscal year 2022, please see Note 11 to our consolidated financial statements. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period.

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

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $742.5 million as of September 30, 2023, compared to $818.0 million as of September 30, 2022. The decrease was mainly attributable to $489.5 million used to repurchase our ordinary shares, $199.5 million of cash dividend payments, $124.4 million for capital expenditures, net, $121.8 million of payments for business acquisitions, partially offset by $822.6 million in positive cash flow from operations, reflecting healthy cash collections and $48.7 million of proceeds from stock option exercises. Net cash provided by operating activities amounted to $822.6 million and $756.7 million in fiscal years 2023 and 2022, respectively. The net cash provided in fiscal year 2021 included the cash benefit of a multi-year strategic partnership agreement with T-Mobile.

Our free cash flow for fiscal year 2023, was $698.2 million, and is calculated as net cash provided by operating activities of $822.6 million for the period less $124.4 million for capital expenditures, net.

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

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities as available-for-sale securities. Such marketable securities consist primarily of money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt, which are stated at market value. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal years 2023 and 2022 we did not recognize credit losses. Please see Notes 5 and 6 to our consolidated financial statements.

Revolving Credit Facility, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of September 30, 2023, we were in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of September 30, 2023, the noncurrent outstanding principal portion was $650.0 million. Please see Note 13 to our consolidated financial statements.

As of September 30, 2023, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $64.5 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

Acquisitions and Divestiture of Subsidiaries. During fiscal year 2023, we completed three immaterial business acquisitions for an aggregate net consideration of approximately $130.3 in cash, and a potential for additional consideration may be paid later based on achievement of certain performance metrics. Among them were the service assurance business of TEOCO and ProCom Consulting, a digital transformation SI services and business consulting company. During fiscal year 2022, we completed two immaterial acquisitions of technology companies, DevOps and Roam, for an aggregate net consideration of $54.1 million in cash, and a potential for additional consideration may be paid later based on achievement of certain performance metrics.

Capital Expenditures. Generally, the majority of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to building and leasehold improvements. Our capital expenditures were approximately $124.4 million in fiscal year 2023, net (which included immaterial amounts as part of our remaining investment in our campus in Israel). Our fiscal year 2023 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On May 12, 2021, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2021 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of our outstanding ordinary shares with no expiration date. The August 2023 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. As of September 30, 2023, we had remaining authority to repurchase up to an aggregate of $1,100.7 million of our outstanding ordinary shares under the May 2021 and August 2023 plans. In fiscal year 2023, we repurchased approximately 5.4 million ordinary shares at an average price of $90.23 per share (excluding broker and transaction fees).

Cash Dividends. Our Board of Directors declared the following dividends during fiscal years 2023, 2022 and 2021:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
August 2, 2023	$0.435	September 29, 2023	$51.1	October 27, 2023
May 10, 2023	$0.435	June 30, 2023	$51.8	July 28, 2023
January 31, 2023	$0.435	March 31, 2023	$52.3	April 28, 2023
November 8, 2022	$0.395	December 30, 2022	$47.6	January 27, 2023
August 3, 2022	$0.395	September 30, 2022	$47.7	October 28, 2022
May 11, 2022	$0.395	June 30, 2022	$48.2	July 29, 2022
February 1, 2022	$0.395	March 31, 2022	$48.5	April 29, 2022
November 2, 2021	$0.36	December 31, 2021	$44.4	January 28, 2022
August 4, 2021	$0.36	September 30, 2021	$45.0	October 29, 2021
May 12, 2021	$0.36	June 30, 2021	$45.6	July 23, 2021
February 2, 2021	$0.36	March 31, 2021	$46.0	April 23, 2021
November 10, 2020	$0.3275	December 31, 2020	$42.9	January 22, 2021

On November 7, 2023, our Board of Directors approved a quarterly dividend payment of $0.435 per share and set December 29, 2023 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 26, 2024. On November 7, 2023 our Board of Directors also approved, subject to shareholder approval at the February 2, 2024 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.479 per share, anticipated to be paid in April, 2024.

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

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2023, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt and accrued interests	654.8	$4.8	—	—	$650.0
Pension funding	8.3	0.9	2.6	1.7	3.1
Purchase obligations	125.9	66.4	58.8	0.7	—
Non-cancelable operating leases	181.1	46.8	67.1	36.3	30.8
Total	$970.1	$118.9	$128.5	$38.7	$683.9

The total amount of unrecognized tax benefits for uncertain tax positions was $196.9 million as of September 30, 2023. Payment of these obligations if any would result from settlements with taxing authorities or final undisputed tax assessments. Due to the difficulty in determining the timing and exact outcome of resolution of audits in progress, these obligations are not included in the above table. During the first quarter of fiscal year 2024 to date, we settled certain tax audits, and as a result of the outcome of these settlements the unrecognized tax benefits balance is expected to reduce by $51,566, the majority of which is expected to be offset by income tax payments and changes in tax payables and deferred tax assets.

Deferred Tax Asset Valuation Allowance

As of September 30, 2023, we had deferred tax assets of $66.2 million, which were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such credits and losses. These deferred tax assets derived primarily from tax credits, net capital and operating loss carryforwards related to some of our subsidiaries, please see Note 11 to our consolidated financial statements.

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
•
Business combinations
•
Goodwill, intangible assets and long-lived assets-impairment assessment
•
Derivative and hedge accounting
•
Accounts receivable reserves

We discuss the estimates and judgments involved in these policies further below. We also have other key accounting policies. We believe that, compared to the critical accounting policies listed above, the other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported consolidated results of operations for a given period.

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
•
Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that the fee is not collectible at the time the transaction is consummated, we exclude the relevant fee from the transaction price.
•
Many of our agreements include multiple performance obligations. We allocate the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). We determine SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately, historical actual pricing practices and geographies in which we offer our services in accordance with ASC 606. The determination of SSP requires the exercise of judgment.
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

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, or changes in tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material effect on our income tax provision, net income and cash balances in that period. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate.

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

Goodwill, Intangible Assets and Long-Lived Assets — Impairment Assessment

Our annual evaluation of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a quantitative impairment test, if necessary. Quantitative impairment tests are performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The process of evaluating the potential impairment of goodwill requires judgment during the analysis. In performing a qualitative evaluation, we consider many factors in evaluating whether the carrying value of goodwill may not be recoverable, including changes in our stock price and market capitalization in relation to our book value and macroeconomic conditions affecting our business. Please see Note 2 to our consolidated financial statements. We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. Where a quantitative impairment test is necessary, in calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2023, 2022 or 2021.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition is less than the carrying amount of such assets, an impairment would be recognized, and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was an immaterial impairment of long-lived assets in fiscal years 2023 and 2022 and no impairment for fiscal year 2021.

Derivative and Hedge Accounting

During fiscal years 2023, 2022 and 2021, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on the consolidated balance sheets items. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers employed through certain of our principal operating subsidiaries to manage our business. As of December 4, 2023, our directors and officers were as follows:

Name	Age	Position
Eli Gelman (4)	65	Chairman of the Board
Robert A. Minicucci(1)(2)(3)	71	Director and Chairman of the Nominating and Corporate Governance Committee
Adrian Gardner(1)	61	Director and Chairman of the Audit Committee
Richard T.C. LeFave(1)(2)(3)(4)	71	Director and Chairman of the Technology and innovation Committee
Rafael de la Vega(2)	72	Director and Chairman of the Management Resources and Compensation Committee
John A. MacDonald(2)(3)(4)	70	Director
Yvette Kanouff(4)	58	Director
Sarah Ruth Davis(1)	56	Director
Amos Genish(4)	63	Director
Shuky Sheffer	63	Director, President and Chief Executive Officer
Tamar Rapaport-Dagim	52	Chief Financial Officer and Chief Operating Officer
Rajat Raheja	53	Division President, Amdocs Development Centre India LLP
Matthew Smith	51	Secretary; Head of Investor Relations
(1)
Member of the Audit Committee
(2)
Member of the Management Resources and Compensation Committee
(3)
Member of the Nominating and Corporate Governance Committee
(4)
Member of the Technology and Innovation Committee

Eli Gelman has been a director of Amdocs since 2002 and Chairman of the Board of Directors of Amdocs since November 2023. Since January 2019, Mr. Gelman serves as the chairman of the Executive Council of Tel Aviv University. Mr. Gelman served as our President and Chief Executive Officer from 2010 to September 30, 2018. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer and President and Chief Executive Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

Robert A. Minicucci has been a director of Amdocs since 1997 and served as Chairman of the Board of Directors of Amdocs from 2011 to November 2023. Mr. Minicucci currently serves as the Chairman of the Nominating and Corporate Governance Committee. Mr. Minicucci joined Welsh, Carson, Anderson & Stowe, or WCAS, in 1993. Mr. Minicucci has served as a managing member of the general partners of certain funds affiliated with WCAS and has focused on the information and business services industry. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci was a director of one other publicly-held company, Alliance Data Systems, Inc. until June 2020. He is also a director of several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, has provided him with strong business acumen and strategic and financial expertise.

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

Richard T.C. LeFave has been a director of Amdocs since 2011 and is the Chairman of the Technology and Innovation Committee. Since 2008, Mr. LeFave has been a Principal at D&L Partners, LLC, an information technology consulting firm. Mr. LeFave served as Chief Information Officer for Nextel Communications, a telecommunications company, from 1999 until its merger with Sprint Corporation in 2005, after which he served as Chief Information Officer for Sprint Nextel Corporation until 2008. From 1995 to 1999, Mr. LeFave served as Chief Information Officer for Southern New England Telephone Company, a provider of communications products and services. Mr. LeFave has held the Chief Information Officer position including CISO duties for a U.S.-based manufacturing firm and attended Harvard Business School (“HBS”) courses in Board Compensation and Audit Committee strategies and completed his HBS Corporate Director Certificate. We believe Mr. LeFave’s qualifications to sit on our board include his extensive experience and leadership in the information technology and telecommunications industry.

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

Sarah Ruth Davis has been a director of Amdocs since 2021. From 2007 to May 2021, Ms. Davis served in various executive roles at Loblaw Companies Limited, Canada’s largest retailer and the nation’s food and pharmacy leader. From 2017 until May 2021,

Ms. Davis served as the president of Loblaw Companies Limited. From 2014 until 2017, Ms. Davis served as the chief administrative officer of Loblaw. Before being appointed as the chief administrative officer, Ms. Davis served as Loblaw’s chief financial officer from 2010 until 2014. Prior to her appointment as chief financial officer, Ms. Davis served as the financial controller between 2007 to 2010. From 2005 until 2007, she was the controller and vice president of finance of Rogers Communications, Inc. Between 1996 to 2005, Ms. Davis served in various finance and accounting roles with Bell Canada, including chief financial officer of Bell Nexxia and the vice president of complex bids at BCE Emergis Inc., a Bell spin-off that owned an array of media and e-commerce companies. From 2014 until January 2022, Ms. Davis also served on the board of directors of AGF Management Limited, an investment manager traded on the Toronto Stock Exchange. Between 2010 and 2021 Ms. Davis served on the board of directors of President’s Choice Bank. From 2017 until 2021, Ms. Davis served as the chairman of T&T Supermarket Inc. In August 2021, Ms. Davis joined the boards of directors of Victoria’s Secret & Co., a company traded on the New York Stock Exchange, and Pet Valu Holdings Ltd., a pet supply company traded on the Toronto Stock Exchange. Ms. Davis was named one of Canada’s Most Powerful Women: Top 100 in 2011 by the Women’s Executive Network and was the executive sponsor of the Women@Loblaw network. Ms. Davis holds a Bachelor of Commerce, honors degree from Queen’s University and is a chartered accountant and Fellow of the CPA.

Amos Genish has been a director of Amdocs since 2023. Since May 2019, Mr. Genish has served as a senior partner at BTG Pactual, a large investment bank in Brazil, where he led the Digital Retail Bank from May 2019 until the end of 2021, and from January 2022 Mr. Genish served as the executive chairman of V.tal, a large fiber operator in Brazil. Between 2017 and 2018, Mr. Genish served as chief executive officer of Telecom Italia. From 2015 until the end of 2016, Mr. Genish served as president and chief executive officer of Telefonica Brasil (Vivo). Before joining Vivo he was chief executive officer of GVT from 2009 to 2014, a Brazilian telecom and Pay TV operator that he co-founded in 1999, which went public on the Brazilian stock exchange in 2007 and was later sold to Vivendi in 2009. After the sale of GVT to Vivendi, Mr. Genish was appointed to Vivendi’s management board, and in 2014 he led the negotiations for GVT’s sale to Telefonica for the amount of 7.5 billion euros. In 1989, Mr. Genish served as CFO for Edunetics, a start-up company that developed curriculum multimedia-based systems primarily for the US school market, and he helped lead the company’s IPO on NASDAQ in 1992 and was appointed its chief executive officer in 1995. Between 1986 and 1989, Mr. Genish worked at Somech Chaikin (now KPMG Somech Chaikin), and helped large holding companies with tax and audit matters. He currently also serves as chairman of the board of the Israeli on-demand mobility company Gett. From June 2020 until June 2021, Mr. Genish served as a board member of VEON Ltd. (NASDAQ: VEON), and was the chairman of its telecommunications committee. From April 2017 to April 2019, Mr Genish served as a board member at Itaú Unibanco (NYSE: ITUB), the largest private sector bank in Brazil. Mr. Genish holds a BA in economics and accounting from Tel Aviv University.

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

Compensation

During fiscal 2023, each of our directors who was not our employee, or Non-Employee Directors, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $80,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committee received an annual cash payment of $30,000. Each member of our Management Resources and Compensation Committee who is a

Non-Employee Director and who is not a committee chairman received an annual cash payment of $20,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $15,000. The Chairman of our Audit Committee received an annual cash payment of $42,500 and the Chairman of our Management Resources and Compensation Committee received an annual cash payment of $32,500. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $27,500. Each Non-Employee Director received an annual grant of restricted shares at a total value of $255,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. The restricted share awards to our Non-Employee Directors vest quarterly. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date.

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

A total of 15 persons who served either as directors or officers of Amdocs during all or part of fiscal 2023 received remuneration from Amdocs. The aggregate remuneration paid or accrued by us to such persons in fiscal 2023 was approximately $6.3 million, compared to $6.0 million and $5.3 million in fiscal 2022 and fiscal 2021, respectively, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal 2023, we granted to such persons an aggregate of 218,045 restricted shares typically subject to three- to four-year vesting and, often times, achievement of certain performance thresholds, and in the case of our directors, subject to quarterly vesting. All restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

The following table summarizes our compensation philosophy for our directors and executive management — “What we do?” and “What we don’t do?”:

	What we do?		What we don’t do?
✓	We seek to provide an appropriate mix of short and long-term incentives	✓	No minimum guaranteed vesting for performance-based equity awards

✓	We target at least 50-70% of executive management compensation to be performance-contingent	✓	No guaranteed performance bonuses

✓	We strive to align executive management compensation with shareholder return through equity incentive awards	✓	No executive contracts with multi-year guaranteed salary increases or nonperformance bonus arrangements

✓	We set performance objectives, which we believe will drive shareholder returns	✓	No loans to executives or directors

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

✓	We established stock ownership requirements for executive management and non-employee directors

✓	We include a clawback policy for cash and equity incentive awards beyond those required under SEC and Nasdaq rules

Board Practices

Ten directors currently serve on our Board of Directors, all of whom were elected at our annual meeting of shareholders on January 27, 2023. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. In August 2017, the Board of Directors established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be renewed annually for it to stay in effect. Other than the employment agreement between us and our President and Chief Executive Officer, which provides for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment.

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

The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles, oversees the evaluations of our Board of Directors and reviews and recommends compensation (including equity-based compensation) for our directors. The current members of the Nominating and Corporate Governance Committee are Messrs. Minicucci (Chair), LeFave and MacDonald, all of whom are independent directors, as required by the Nasdaq listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

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
•
administers our 1998 Stock Option and Incentive Plan, as amended, our 2023 Employee Share Purchase Plan and any other stock option or equity incentive plans in accordance with their terms; and
•
oversees the administration of our clawback policies with respect to executive compensation, in line with its charter, including as required pursuant to SEC and Nasdaq rules.

The Management Resources and Compensation Committee written charter is available on our website at www.amdocs.com.

The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Mr. LeFave (Chair), Mr. Gelman, Mr. Genish, Ms. Kanouff and Mr. MacDonald.

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

Workforce Personnel

The following table presents the approximate average number of our workforce for each of the fiscal years indicated, by function and by geographical location (in each of which we operate at multiple sites):

	Fiscal Year,
	2023	2022	2021
Software and Information Technology, Sales and Marketing
Americas	6,112	6,043	5,465
EMEA	6,353	6,276	6,087
APAC	16,530	16,299	14,083
	28,995	28,618	25,635
Management and Administration	1,700	1,670	1,541
Total Workforce	30,695	30,288	27,176

As a company with global operations, we are required to comply with various labor and immigration laws throughout the world. Our employees in certain countries of Europe, and to a limited extent in Canada, Chile and Brazil, are protected by mandatory collective bargaining agreements. To date, compliance with such laws has not been a material burden for us. As the number of our employees increases over time in specific countries, our compliance with such regulations could become more burdensome.

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

A small number of our employees in Canada, our employees in Brazil and our employees in Chile have union representation. We have a works council body in the Netherlands and Germany which represents the employees (in Germany, only part of the employees are represented), and with which we work closely to ensure compliance with the applicable local law. We also have an employee representative body in France, Finland and Indonesia.

In prior years, Israeli labor unions made efforts to organize workers at companies with significant operations in Israel, including several companies in the technology sector. In addition, a national union and a group of our employees had attempted to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel. While these efforts have not resulted in either group being recognized as a representative union, we cannot be certain there will be no such efforts in the future. In the event an organization is recognized as a representative union for our employees in Israel, we would be required to enter into negotiations to implement a collective bargaining agreement. See “Risk Factors — The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce.”

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of December 4, 2023, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 2,201,404 shares. As of December 4, 2023, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

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

The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2023, of the 70,550,000 ordinary shares available for issuance under the Equity Incentive Plan, 64,736,962 ordinary shares had been issued as a result of option exercises and restricted share issuances and 2,156,445 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our stock option. As of September 30, 2023, 3,656,593 ordinary shares available for future grants, subject to a sublimit applicable to the award of restricted shares or awards denominated in stock units. As of December 4, 2023, there were outstanding options to purchase an aggregate of 1,563,436 ordinary shares at exercise prices ranging from $43.26 to $72.19 per share and 557,561 shares are subject to outstanding restricted stock units.

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

2023 Employee Share Purchase Plan

Our Board of Directors adopted, and our shareholders approved at our annual meeting of shareholders on January 27, 2023, the Amdocs Limited 2023 Employee Share Purchase Plan, or the ESPP, which became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission on February 13, 2023. The maximum number of our ordinary shares that may be issued under the ESPP cannot exceed in the aggregate 2,400,000 ordinary shares.

The ESPP is administered by the Management Resources and Compensation Committee of our Board of Directors and provides eligible employees of Amdocs and its participating subsidiaries with an opportunity to acquire a proprietary interest in our Company through the purchase of ordinary shares. The ESPP includes both a “423 Component,” which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended, or the Code, and a “Non-423 Component,” which is not intended to qualify as such. Under the ESPP, participants have the right to purchase ordinary shares at the end of each purchase period under the ESPP based on their accumulated payroll deductions during the purchase period of a specified percentage of eligible compensation up to 10% (subject to a limitation to accrue the right to purchase ordinary shares up to twenty-five thousand dollars in any calendar year). Each purchase period under the ESPP lasts six months in duration, and the purchase price per ordinary share equals the lesser of 85% of the fair market value of our ordinary shares at either the beginning of the purchase period or the end of the purchase period.

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

Disclosure of Any Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Amdocs Executive Officer Compensation Recoupment Policy during the fiscal year ended September 30, 2023.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 4, 2023 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 116,910,113 ordinary shares outstanding as of December 4, 2023, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 4, 2023. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	13,080,178	11.2%
Janus Henderson Group plc(2)	6,999,450	6.0%
Massachusetts Financial Services Company(3)	6,474,745	5.5%
All directors and officers as a group (15 persons)(4)	2,201,404	1.9%

(1)
Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 9, 2023, as of December 30, 2022, FMR had sole power to vote or direct the vote over 12,007,002 shares and sole power to dispose or direct the disposition of 13,080,178 shares. Abigail P. Johnson is a Director, the Chairman of FMR and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.
(2)
Based on a Schedule 13G/A filed by Janus Henderson Group plc, or Janus Henderson, with the SEC on February 10, 2023, as of December 31, 2022, Janus Henderson has a 100% ownership stake in Janus Henderson Investors U.S. LLC (“JHIUS”), Janus Henderson Investors UK Limited (“JHIUKL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“JHIAIFML”), (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JHIUS may be deemed to be the beneficial owner of 6,993,432 shares or 5.8% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, JHIUS does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Henderson is 201 Bishopsgate EC2M 3AE, United Kingdom.
(3)
Based on a Schedule 13G filed by Massachusetts Financial Services Company, or MFS, with the SEC on February 8, 2023, as of December 30, 2022, MFS had sole power to vote or direct the vote over 5,891,694 shares and sole power to dispose or direct the disposition of 6,474,745 shares.
(4)
Includes options held by such directors and executive officers that are exercisable within 60 days after December 4, 2023. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

As of September 30, 2023, our ordinary shares were held by 3,118 record holders. Based on a review of the information provided to us by our transfer agent, 1,301 record holders, including Cede & Co., the nominee of The Depository Trust Company, holding approximately 99% of our outstanding ordinary shares held of record, were residents of the United States.

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

ITEM 9. THE OFFER AND LISTING

Our ordinary shares have been listed on the Nasdaq Global Select Market since December 20, 2013 under the symbol “DOX.” Prior to December 20, 2013, our ordinary shares traded on the New York Stock Exchange under the same symbol.

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

Article 70(1) of the Articles provides that a director may hold any other office or position with another entity or organization and may not be disqualified from his or her position as director of Amdocs due to the existence of a contract or arrangement, the counterparty of which is such other entity or organization. Further, such contract or arrangement will not be voided nor will such interested director be liable to us for any profit realized through any such contract or arrangement entered into in accordance with the terms of the Company’s related party policies and procedures. Article 71(1) of the Articles provides that the directors shall be paid out of the funds of Amdocs Limited by way of fees such sums as the Board shall reasonably determine. Article 73 of the Articles provides that directors may exercise all the powers of Amdocs Limited to borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue securities whether outright or as security for any debt, liability or obligation of Amdocs Limited for any third party. Such borrowing powers can only be altered through an amendment to the Articles by special resolution. Our Memorandum and Articles do not impose a requirement on the directors to own shares of Amdocs Limited in order to serve as directors; however, the Board of Directors has adopted guidelines for minimum share ownership by the directors.

The Board of Directors is authorized to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares without further shareholder approval. As of September 30, 2023, 117,347,819 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:

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

In November 2021, we entered into Amendment No. 1 to the Amended and Restated Credit Agreement (the “First Amendment”), in which we adopted technical changes to facilitate moving from a LIBOR-based lending standard to a SONIA-based lending standard with respect to borrowings denominated in Sterling. A copy of the First Amendment is included as Exhibit 4.c(1) to this Annual Report.

In June 2023, we entered into Amendment No. 2 to the Amended and Restated Credit Agreement (the “Second Amendment”), in which we adopted technical changes to facilitate moving from a LIBOR-based lending standard to a SOFR-based lending standard with respect to borrowings denominated in U.S. dollars, and adopted certain other technical and administrative updates. A copy of the Second Amendment is included as Exhibit 4.c(2) to this Annual Report.

In October 2021, we entered into a Restated and Amended Master Services and Software License Agreement with AT&T Services, Inc., as amended, which amends and restates the Master Services Agreement, as amended, that we entered into with AT&T Services, Inc. in February 2017. The agreement, as amended, provides that Amdocs will provide software and services to AT&T as specified therein and remains in effect until October 15, 2025. A copy of the Restated and Amended Master Services and Software License Agreement, as amended, is included as Exhibits 4.a and 4.a(1) – 4.a(6) to this Annual Report.

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

General

Our effective tax rate was 14.7% for fiscal 2023, compared to 15.3% for fiscal 2022 and 15.5% for fiscal 2021.

Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period and there can be no assurance that our effective tax rate will not change over time as a result of a change in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Moreover, our effective tax rate in future years may be adversely affected in the event that a tax authority challenges the manner in which items of income and expense are allocated among us and our subsidiaries. In addition, we and certain of our subsidiaries benefit from certain special tax benefits. The loss of any such tax benefits (including as a result of the implementation by certain countries in which we operate of the rules prescribed under the so called “Pillar 2” project initiated by the OECD) could have an adverse effect on our effective tax rate.

Certain Guernsey Tax Considerations

Tax legislation in Guernsey subjects us to the standard rate of corporate income tax for a Guernsey resident company of zero percent.

Certain Indian Tax Considerations

Through subsidiaries, we operate development centers and a business processing operations center in India. In 2023, the corporate tax rate applicable in India on trading activities was 34.94% for development center and reduced corporate tax at 27.82% for business processing operations having gross turnover up to a prescribed threshold. Until March 31, 2023, our main subsidiary in India operated under specific favorable tax entitlements based upon pre-approved information technology-related services activity. As a result, these activities were entitled to considerable corporate income tax concessions on eligible profits from export of services derived from such pre-approved information technology activity, provided our subsidiary continued to meet the conditions required for such tax benefits, including the condition of operating the business from a specified regulatory zone. From April 1, 2023, our subsidiary has stopped operating from the specified regulatory zone and accordingly, our subsidiary has stopped being entitled to the corporate income tax concessions from such date (i.e., April 1, 2023).

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

Our main Indian subsidiary is subject to a separate tax entitlement under which its operating units are exempt from tax on the respective tax incentive-eligible activity if 50% of the profits of the unit are credited to a specific reserve provided that such reserve is utilized for the purpose of investments in plant and machinery within three years from the end of the year in which such reserve is created. If such reserve is not utilized for the purpose specified in the Indian Tax Laws, the same will be deemed as income in the year immediately following the period of three years in which the reserve is made. The tax incentive regime also requires that employees work from a specified regulatory zone. This requirement may conflict with our current hybrid work model and, as such, our main Indian subsidiary has decided to exit the tax incentive regime. Accordingly, our main subsidiary has filed an exit application and some of the physical office space has been approved for exit. Hence, from April 1, 2023, our main subsidiary has stopped being eligible for the tax incentive regime.

In March 2023, our main subsidiary also signed an Advance Pricing Agreement (APA) with the tax authorities in India covering the periods April 1, 2017 to March 31, 2027. As a result, our certainty with respect to the transfer pricing model applied by our main Indian subsidiary has significantly increased.

Further, in 2018 a new operation was commenced in another subsidiary in India with effect from May 1, 2018. The activity conducted by this entity is generally entitled to a 100% reduction on its corporate income tax for the first five years of operation and a 50% reduction for the following five years. MAT is levied on book profits at an effective rate of 16.69% and can be carried forward for 15 years to be credited against corporate income taxes. One of the conditions for availment of this tax incentive is that the employees are required to work from specified designated premises. While this condition has been fulfilled previously, due to the changing work environment following the COVID-19 pandemic, the authorities provided an exemption from this requirement until December 31, 2023.

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

Tax Benefits – Law for the Encouragement of Capital Investments, 1959

Since calendar year 2021, our primary Israeli subsidiary has availed itself of tax benefits under the “Preferred Technological Enterprise” regime, which has become available as a result of an amendment, in 2017 to the Law for the Encouragement of Capital Investments, 1959 (the “Encouragement Law”).

Amendment 73 to the Encouragement Law, which came into effect on January 1, 2017, was followed by regulations promulgated on May 28, 2017, which incorporated the “Nexus Principles,” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project, into Israeli law. The OECD has since then confirmed that the regime adopted by Israel is “not harmful.”

The new incentives regime applies to “Preferred Technological Enterprises” that meet certain conditions. A key condition for the application of the benefits pursuant to the Preferred Technological Enterprise regime is the ownership of “Qualifying IP.”

The corporate tax rate applicable to the Preferred Technological Income generated by a Special Preferred Technological Enterprise (companies that qualify as a Preferred Technological Enterprise and which are part of a group with annual consolidated revenue in excess of NIS 10 billion — approximately US $2.62 billion at the exchange rate as of the last day of fiscal 2023) is 6%. The reduced tax rate applies only with respect to the taxable income attributable to the portion of intellectual property developed in Israel. The Preferred Technological Income is calculated for each tax year by applying the “Nexus” formula as detailed in Israeli regulations.

In 2021, our primary Israeli subsidiary elected for the first time to apply the Preferred Technological Enterprise regime to its activities. Accordingly, our primary Israeli subsidiary will be eligible for the benefits of the Preferred Technological Enterprise regime to the extent of its Preferred Technological Income for the tax (calendar) year 2021 and for any subsequent tax year in which it meets the conditions stipulated in the Encouragement Law. Provided that the consolidated annual turnover of the group continues to be in excess of the NIS 10 billion threshold (as has been the case in recent years), we expect that our primary Israeli subsidiary will qualify as a Special Preferred Technological Enterprise also in calendar tax year 2023 and in future years and, as a result, its Preferred Technological Income will be taxed at a rate of 6%. However, there can be no assurance that this beneficial tax treatment will apply in any future year (for example, as a result of a change in law, including pursuant to the adoption by Israel of the Pillar 2 rules under the OECD’s BEPS project) or if any of the conditions stipulated in the Encouragement Law are not met in a particular year. Any taxable income generated by our primary Israeli subsidiary, other than income qualified under the Preferred Technological Enterprise regime, will be taxed at the regular corporate tax rate of 23%.

Dividends

The withholding tax on dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company, out of earnings that are eligible for the reduced corporate tax rate under the Preferred Technological Enterprise regime (in our case, 6%) is 4%. Dividends paid out of taxable income derived under the tax regime that applied to our primary Israeli subsidiary until December 31, 2020 (the “Approved Enterprise”) are subject to withholding tax at a reduced rate (15%, compared with the general rate of 30%). If a dividend is paid by our primary Israeli subsidiary out of such “old” earnings, the law requires us to prorate the dividend such that a portion of the dividend would be attributed to Approved Enterprise earnings whereas a portion would be attributed to “regular” earnings. As such, we expect the weighted average withholding tax rate applicable to such dividends, if and when distributed, to be approximately 20%.

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

Certain United States Federal Income Tax Considerations

The following discussion describes material U.S. federal income tax consequences to a U.S. holder of the ownership or disposition of our ordinary shares. As used herein, a “U.S. holder” is, for U.S. federal income tax purposes, a beneficial owner of our ordinary shares and:

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

We believe that we were not a PFIC for our taxable year ended September 30, 2023. However, because the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our ordinary shares (which may be volatile), and the amount and type of our gross income, we cannot guarantee that we will not become a PFIC for the current or any future taxable year or that the IRS will agree with our conclusion regarding our current PFIC status.

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

You may request copies of our reports, at no cost, by writing to or telephoning us as follows:

Amdocs, Inc.

Attention: Matthew E. Smith

625 Maryville Centre Drive, Suite 200

Saint Louis, Missouri 63141

Telephone: 314-212-7000

Subsidiary Information

Not applicable.

Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

During fiscal year 2023, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, assuming the costs of executing these contracts are worthwhile. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily in Canadian dollar and European Euros, and anticipated costs to be incurred in a foreign currency, primarily New Israeli Shekels and Indian Rupees. We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in New Israeli Shekels, European Euros, Canadian dollars, Indian Rupees, Philippine Pesos, Indonesian Rupees and Great British Pound, as well as other foreign currency of jurisdictions in which we operate. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 7 to our consolidated financial statements.

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2023. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2023.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$2,003	$36.8

(*) Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

Interest Rate Risk

Our interest expense and income are sensitive to changes in interest rates, as all of our cash investments and some of our borrowings, are subject to interest rate changes. Our short-term interest-bearing investments, if applicable, are generally invested in short-term conservative debt instruments, primarily U.S. dollar-denominated, and consist mainly of bank deposits, money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2023. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2023, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2023, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and the related reports of our independent public accounting firm, are included on pages F-2 through F-6 of this Annual Report on Form 20-F, and are incorporated herein by reference.

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

Audit Fees

Ernst & Young billed us approximately $3.5 million for audit services for fiscal 2023, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.5 million for audit services for fiscal 2022.

Audit-Related Fees

Ernst & Young billed us approximately $1.9 million for audit-related services for fiscal 2023. Audit-related services principally include SOC 1 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.4 million for audit-related services for fiscal 2022.

Tax Fees

Ernst & Young billed us approximately $1 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services, for fiscal 2023. Ernst & Young billed us approximately $1.1 million for tax advice in fiscal 2022.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2023 or fiscal 2022.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2023, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2023 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/01/22-10/31/22	420,383	$81.40	420,383	$455,891,489
11/01/22-11/30/22	383,013	$83.85	383,013	$423,777,682
12/01/22-12/30/22	379,618	$88.70	379,618	$390,105,856
01/01/23-01/31/23	331,797	$90.41	331,797	$360,106,765
02/01/23-02/28/23	301,277	$94.59	301,277	$331,607,749
03/01/23-03/31/23	514,174	$91.61	514,174	$284,506,715
04/01/23-04/30/23	437,818	$93.41	437,818	$243,607,991
05/01/23-05/31/23	663,384	$90.96	663,384	$183,265,674
06/01/23-06/30/23	290,226	$95.10	290,226	$155,665,611
07/1/23-07/31/23	529,628	$96.29	529,628	$104,666,646
08/1/23-08/31/23	865,372	$89.21	865,372	$1,127,469,294
09/1/23-09/30/23	307,704	$87.11	307,704	$1,100,666,103
Total	5,424,394	$90.23	5,424,394	$1,100,666,103

(1)
Excludes broker and transaction fees.
(2)
On May 12, 2021, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2021 plan has no expiration date and permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of our outstanding ordinary shares with no expiration date. The August 2023 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. As of September 30, 2023, we had remaining authority to repurchase up to an aggregate of $1,100.7 million of our outstanding ordinary shares under the May 2021 and August 2023 plans. In fiscal year 2023, we repurchased approximately 5.4 million ordinary shares at an average price of $90.23 per share (excluding broker and transaction fees).

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2023 and to our website at www.amdocs.com.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on September 30, 2024.

ITEM 16K. CYBERSECURITY

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will only be applicable to the Company from the fiscal year ending on September 30, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements and Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2023, 2022 and 2021, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Management’s Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2023 and 2022

Consolidated Statements of Income for the fiscal years ended September 30, 2023, 2022 and 2021

Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2023, 2022 and 2021

Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2023, 2022 and 2021

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2023, 2022 and 2021

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

Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a to Amdocs' Form 20-F filed December 9, 2021)

4.a(1)†

Sixth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.1 to Amdocs' Form 20-F filed December 13, 2022)

4.a(2)†

Seventh Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.2 to Amdocs' Form 20-F filed December 13, 2022)

4.a(3)†

Eighth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.3 to Amdocs' Form 20-F filed December 13, 2022)

4.a(4)†

Ninth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.4 to Amdocs' Form 20-F filed December 13, 2022)

4.a(5)†

Tenth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.5 to Amdocs' Form 20-F filed December 13, 2022)

4.a(6)†*

Eleventh Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021

4.b	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Amdocs’ Registration Statement on Form S-8, filed on August 17, 2020)

4.c

Third Amended and Restated Credit Agreement, dated as of March 19, 2021, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 4.c to Amdocs’ Annual Report on Form 20-F, filed December 9, 2021)

4.c(1)

Amendment No. 1 to the Third Amended and Restated Credit Agreement, dated as of November 23, 2021, by JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 4.c.1 to Amdocs’ Annual Report on Form 20-F, filed December 9, 2021)

4.c(2)*	Amendment No. 2 to the Third Amended and Restated Credit Agreement, dated as of June 20, 2023, among Amdocs Limited, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent

4.d*	Amdocs Limited Executive Officer Compensation Recoupment Policy

8*	Subsidiaries of Amdocs Limited

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

Exhibit No.	Description

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1*	Consent of Ernst & Young LLP

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

† Certain information has been excluded from the exhibit because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Name: Matthew E. Smith
Title: Secretary and Authorized Signatory

Date: December 13, 2023

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2023. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2023, the Company’s internal control over financial reporting is effective based on those criteria.

The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm which has issued an attestation report on the Company’s internal control over financial reporting included elsewhere in this Annual Report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amdocs Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Amdocs Limited (the “Company”) as of September 30, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2023, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated December 13, 2023 expressed an unqualified opinion thereon.

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

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the projected labor effort estimation process. For example, for a sample of projects, we tested controls over management’s approval of the initial estimate of total projected labor effort to complete a project, as well as the ongoing evaluation and review of those estimates through the life of the project. Additionally, for a sample of completed projects, we tested the retrospective review controls performed by management to assess the reasonableness of the projected labor effort throughout the life of the project.

Our audit procedures included, among others, evaluating the significant assumptions and the accuracy and completeness of the underlying data used in management's estimate through the life of the project. For example, for a sample of contracts, we tested management's estimate of total projected labor effort through a combination of analytical procedures, such as comparison of the estimated labor effort period over period and inspection of contracts to understand the specific terms and conditions as well as the remaining obligations in the contract. For a sample of projects, we also met with various executives throughout the organization, including project managers, to obtain an understanding of project status and other factors considered in developing the estimate of projected labor effort including project challenges, completed milestones, customer change orders and delays. In addition, we performed a retrospective review of actual labor effort incurred compared to previously estimated projected labor effort to evaluate management’s historical ability to accurately estimate projected labor effort.

Uncertain Tax Positions

Description of the Matter

As discussed in Notes 2 and 11 to the consolidated financial statements, the Company operates in a multinational tax environment and is subject to tax treaty provisions and transfer pricing guidelines for intercompany transactions. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition. As of September 30, 2023, the total amount of unrecognized tax benefits for uncertain tax positions was $197 million.

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

New York, NY

December 13, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amdocs Limited

Opinion on Internal Control over Financial Reporting

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Amdocs Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2023, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III and our report dated December 13, 2023 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

New York, NY

December 13, 2023

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of September 30,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$520,080	$573,377
Short-term interest-bearing investments	222,451	244,603
Accounts receivable, net	944,477	946,777
Prepaid expenses and other current assets	224,622	238,390
Total current assets	1,911,630	2,003,147
Property and equipment, net	790,923	794,287
Lease assets	160,938	176,884
Goodwill	2,749,041	2,662,825
Intangible assets, net	181,539	178,312
Other noncurrent assets	631,582	574,938
Total assets	$6,425,653	$6,390,393
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$293,344	$134,400
Accrued expenses and other current liabilities	634,742	612,656
Accrued personnel costs	214,695	208,602
Lease liabilities	39,960	43,336
Deferred revenue	170,634	253,686
Total current liabilities	1,353,375	1,252,680
Deferred income taxes and taxes payable	252,609	312,237
Lease liabilities	121,654	138,378
Long-term debt, net of unamortized debt issuance costs	645,696	645,117
Other noncurrent liabilities	485,387	481,703
Total liabilities	2,858,721	2,830,115
Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 286,330 and 284,400 issued and 117,348 and 120,842 outstanding, in 2023 and 2022, respectively	4,571	4,548
Additional paid-in capital	4,244,256	4,105,900
Treasury stock, at cost — 168,982 and 163,558 ordinary shares in 2023 and 2022, respectively	(7,221,313)	(6,731,789)
Accumulated other comprehensive loss	(53,272)	(72,476)
Retained earnings	6,549,517	6,211,586
Total Amdocs Limited Shareholders’ equity	3,523,759	3,517,769
Noncontrolling interests	43,173	42,509
Total equity	3,566,932	3,560,278
Total liabilities and equity	$6,425,653	$6,390,393

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended September 30,
	2023	2022	2021
Revenue	$4,887,550	$4,576,697	$4,288,640
Operating expenses:
Cost of revenue	3,159,941	2,957,547	2,810,967
Research and development	374,855	354,706	312,941
Selling, general and administrative	570,707	528,572	487,255
Amortization of purchased intangible assets and other	57,156	71,075	78,784
Restructuring charges	70,901	—	—
	4,233,560	3,911,900	3,689,947
Operating income	653,990	664,797	598,693
Interest and other expense, net	(17,629)	(26,391)	(10,797)
Gain from sale of a business	—	10,000	226,410
Income before income taxes	636,361	648,406	814,306
Income taxes	93,399	98,905	125,932
Net income	542,962	$549,501	$688,374
Net income attributable to noncontrolling interests	2,253	—	—
Net income attributable to Amdocs Limited	$540,709	$549,501	$688,374
Basic earnings per share attributable to Amdocs Limited	$4.52	$4.47	$5.36
Diluted earnings per share attributable to Amdocs Limited	$4.49	$4.44	$5.32

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended September 30,
	2023	2022	2021
Net income	$542,962	$549,501	$688,374
Other comprehensive income (loss), net of tax:
Net change in fair value of cash flow hedges (1)	11,903	(60,353)	(5,063)
Net change in fair value of available-for-sale securities (2)	6,594	(21,523)	(1,272)
Net actuarial gain on defined benefit plan (3)	707	62	4,011
Other comprehensive income (loss), net of tax	19,204	(81,814)	(2,324)
Comprehensive income	$562,166	$467,687	$686,050
Comprehensive income attributable to noncontrolling interests	2,253	—	—
Comprehensive income attributable to Amdocs Limited	$559,913	$467,687	$686,050

(1)
Net of tax of $362, $2,076 and $3,369 for the fiscal years ended September 30, 2023, 2022 and 2021, respectively, please see Note 7.
(2)
No tax benefit (expense) for the fiscal years ended September 30, 2023, 2022 and 2021.
(3)
Net of tax expense of $(93), $(80) and $(1,461) for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except per share data)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income(1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non-controlling interests(2)	Total Equity
Balance as of September 30, 2020	131,535	$4,483	$3,807,915	$(5,543,321)	$11,662	$5,341,907	$3,622,646	$42,509	$3,665,155
Comprehensive income:
Net income(2)	—	—	—	—	—	688,374	688,374	—	688,374
Other comprehensive loss	—	—	—	—	(2,324)	—	(2,324)	—	(2,324)
Comprehensive income							686,050	—	686,050
Employee stock options exercised	1,541	21	89,037	—	—	—	89,058	—	89,058
Repurchase of shares	(9,036)	—	—	(679,996)	—	—	(679,996)	—	(679,996)
Cash dividends declared ($1.4075 per ordinary share)	—	—	—	—	—	(179,344)	(179,344)	—	(179,344)
Issuance of restricted stock, net of forfeitures	826	12	—	—	—	—	12	—	12
Equity-based compensation expense related to employees	—	—	54,249	—	—	—	54,249	—	54,249
Balance as of September 30, 2021	124,866	$4,516	$3,951,201	$(6,223,317)	$9,338	$5,850,937	$3,592,675	$42,509	$3,635,184
Comprehensive income:
Net income(2)	—	—	—	—	—	549,501	549,501	—	549,501
Other comprehensive loss	—	—	—	—	(81,814)	—	(81,814)	—	(81,814)
Comprehensive income							467,687	—	467,687
Employee stock options exercised	1,431	17	82,892	—	—	—	82,909	—	82,909
Repurchase of shares	(6,479)	—	—	(508,472)	—	—	(508,472)	—	(508,472)
Cash dividends declared ($1.545 per ordinary share)	—	—	—	—	—	(188,852)	(188,852)	—	(188,852)
Issuance of restricted stock, net of forfeitures	1,024	15	—	—	—	—	15	—	15
Equity-based compensation expense related to employees	—	—	71,807	—	—	—	71,807	—	71,807
Balance as of September 30, 2022	120,842	$4,548	$4,105,900	$(6,731,789)	$(72,476)	$6,211,586	$3,517,769	$42,509	$3,560,278
Comprehensive income:
Net income	—	—	—	—	—	540,709	540,709	2,253	542,962
Other comprehensive income	—	—	—	—	19,204	—	19,204	—	19,204
Comprehensive income	—	—	—	—	—	—	559,913	2,253	562,166
Employee stock options exercised	800	9	48,658	—	—	—	48,667	—	48,667
Repurchase of shares	(5,424)	—	—	(489,524)	—	—	(489,524)	—	(489,524)
Cash dividends declared ($1.700 per ordinary share)	—	—	—	—	—	(202,778)	(202,778)	—	(202,778)
Issuance of restricted stock, net of forfeitures	1,130	14	—	—	—	—	14	—	14
Equity-based compensation expense related to employees	—	—	89,698	—	—	—	89,698	—	89,698
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(1,589)	(1,589)
Balance as of September 30, 2023	117,348	$4,571	$4,244,256	$(7,221,313)	$(53,272)	$6,549,517	$3,523,759	$43,173	$3,566,932

(1)
As of September 30, 2023, 2022 and 2021, accumulated other comprehensive loss is comprised of unrealized (loss) gain on derivatives, net of tax, of $(34,677), $(46,580) and $13,773, unrealized loss on short-term interest-bearing investments, net of tax, of $(16,203), $(22,797) and $(1,274) and unrealized loss on defined benefit plan, net of tax, of $(2,392), $(3,099) and $(3,161).
(2)
In fiscal years 2022 and 2021, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible. Starting fiscal year 2023, the Company distributes earnings to the noncontrolling interests, for further details please refer to Note 2.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2023	2022	2021
Cash Flow from Operating Activities:
Net income	$542,962	$549,501	$688,374
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	195,701	224,535	208,830
Amortization of debt issuance cost	579	564	548
Equity-based compensation expense	89,698	71,807	54,249
Gain from sale of a business	—	(10,000)	(226,410)
Deferred income taxes	(60,212)	(3,292)	(50,605)
Loss from short-term interest-bearing investments	2,762	2,728	1,726
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	3,457	(64,978)	(69,051)
Prepaid expenses and other current assets	7,891	(3,527)	(17,041)
Other noncurrent assets	(1,532)	19,760	(50,038)
Lease assets and liabilities, net	(4,144)	1,394	9,630
Accounts payable, accrued expenses and accrued personnel	158,876	(83,932)	122,224
Deferred revenue	(157,829)	(22,456)	193,655
Income taxes payable, net	(11,596)	15,648	26,814
Other noncurrent liabilities	56,017	58,967	32,902
Net cash provided by operating activities	822,630	756,719	925,807
Cash Flow from Investing Activities:
Purchase of property and equipment, net(1)	(124,362)	(227,219)	(210,438)
Proceeds from sale of short-term interest-bearing investments	25,984	21,948	18,205
Purchase of short-term interest-bearing investments	—	(34,275)	(276,978)
Net cash paid for business and intangible assets acquisitions	(121,818)	(24,430)	(142,697)
Net cash received from sale of a business	—	10,000	288,990
Other	(4,301)	(8,525)	(6,082)
Net cash used in investing activities	(224,497)	(262,501)	(329,000)
Cash Flow from Financing Activities:
Payments under financing arrangements	—	—	(100,000)
Repurchase of shares	(489,524)	(508,472)	(679,996)
Proceeds from employee stock option exercises	48,681	82,924	89,056
Payments of dividends	(199,460)	(186,073)	(177,472)
Distribution to noncontrolling interests	(1,589)	—	—
Payment of contingent consideration from a business acquisition	(9,538)	(18,284)	(2,519)
Net cash used in financing activities	(651,430)	(629,905)	(870,931)
Net decrease in cash and cash equivalents	(53,297)	(135,687)	(274,124)
Cash and cash equivalents at beginning of year	573,377	709,064	983,188
Cash and cash equivalents at end of year	$520,080	$573,377	$709,064
Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds (2)	$156,386	$80,419	$146,442
Interest (3)	19,427	16,741	19,371

(1)
The amounts under “Purchase of property and equipment, net,” include proceeds from sale of property and equipment of $442, $521, and $328 for the years ended September 30, 2023, 2022 and 2021, respectively.
(2)
For further details, see also Note 11.
(3)
The amounts under “Interest” include payments of interest to financial institution, tax authorities and other.

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, entertainment and media service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular cloud portfolio.

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

In December 2017, the Company entered into agreements with Union Investments and Development Limited (“Union”) to partner through a legal entity that is equally owned by the Company and Union for the purpose of acquiring specific land which the Company uses as the site for the campus in Ra’anana, Israel. On January 2, 2018, the Company completed the acquisition of the land. Pursuant to the agreements between the Company and Union, as the Company has control over the construction and ongoing operations of the campus, the entity’s financial information is consolidated into the Company’s consolidated financial statements with the portion not owned classified as non-controlling interests. The Company is obligated to distribute the entity’s earnings under certain conditions, starting fiscal year 2023 the Company started to distribute these earnings. In fiscal years 2022, 2021 the entity had negligible earnings or losses and, therefore, an immaterial effect on consolidated financial statements of Amdocs Limited.

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

Investments

The Company has short-term interest-bearing investments comprised of marketable securities and bank deposits. The Company classifies all of its marketable securities as available-for-sale securities and considers all of its marketable debt securities as available for use to meet the Company’s operational needs, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. Such marketable securities consist primarily of money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt, which are stated at market value. The available-for-sale investments are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive loss in shareholders’ equity. The Company recognizes an impairment when there is a decline in the fair value of its investments below the amortized cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings and the available-for-sale debt security’s amortized cost basis is written down to its fair value at the reporting date. For securities that do not meet these criteria, the Company needs to assess whether the decline is as result of a credit loss, and if so, the decline is recognized in earnings, while declines in fair value related to other factors are recognized in other comprehensive income (loss). The Company uses a discounted cash flow analysis to estimate credit losses. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

Equity Investments

The Company maintains investments, over which it does not have significant influence, in various equity securities without a readily determinable fair value, which are included within other noncurrent assets in the consolidated balance sheets. The Company reviews these investments each reporting period to determine whether an impairment or observable price change for the investment has occurred and record these changes under the consolidated statement of income.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset. The estimated useful lives of property and equipment are generally as follow: computers, related equipment, and software from four to ten years, building and building improvements primarily from ten to thirty years, furniture, fixture and other from five to ten years. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease. Land is not depreciated. Property and equipment that have been fully depreciated and are no longer in use are netted against accumulated depreciation.

The Company capitalizes certain expenditures for software that is internally developed for use in the business, which is classified as computer equipment. Amortization of internal use software begins when the software is ready for service and continues on the straight-line method over the estimated useful life.

Cloud Implementation Costs

The Company capitalizes certain implementation costs incurred related to cloud computing arrangements for internal use that are services contracts and amortizes on a straight-line basis over the expected term of the associated hosting arrangement.

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

When the Company is the lessee, all leases are recognized as lease liabilities and associated lease assets on the consolidated balance sheets. Lease liabilities represent the Company’s obligation to make payments arising from the lease. Lease assets represent the Company’s right to use an underlying asset for the lease term and may also include advance payments, initial direct costs or lease incentives. Fixed and variable payments that depend upon an index or rate, such as the Consumer Price Index (CPI), are included in the recognition of lease assets and liabilities at the commencement-date rate. Other variable payments, such as common area maintenance, property and other taxes, utilities and insurance that are based on the lessor’s cost, are recognized in the Consolidated Income Statement in the period incurred. Operating lease expense is recorded on a straight-line basis over the lease term. The Company rents out certain assets for third parties which has an immaterial impact on the Company's consolidated financial statements.

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

Goodwill and intangible assets deemed to have indefinite lives are subject to an annual impairment test or more frequently if impairment indicators are present. The Company's annual evaluation of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a quantitative impairment test, if necessary. The goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. There was no impairment of goodwill in fiscal years 2023, 2022 or 2021.

The Company tests long-lived assets, including definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment indicators include any significant changes in the manner of its use of the assets or the strategy of its overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition. Measurement of an impairment loss for long-lived assets, including definite life intangible assets that management expects to hold and use is based on the fair value of the cash generating unit. Long-lived assets, including definite life intangible assets, to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. There was an immaterial impairment of long-lived assets in fiscal years 2023 and 2022, and no impairment for fiscal year 2021.

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

Revenue Recognition for managed services arrangements — Managed services arrangements include management of data center operations and IT infrastructure, cloud operations, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility.

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

Revenue Recognition for third-party hardware software and services — Third-party hardware sales are typically recognized upon delivery or installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. Revenue from third-party hardware and software sales is recorded at a gross amount for transactions in which the Company controls the third-party hardware and software prior to fulfilling the performance obligation. In specific circumstances where the Company does not meet the above criteria, revenue is recognized on a net basis. In certain arrangements, the Company may earn revenue from other third-party services which is recorded at a gross amount as it controls the services before transferring them to the customer, and recognized over time as services are performed.

Arrangements with Multiple Performance Obligations — Many of the Company’s agreements include multiple performance obligations. The Company allocates the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). The Company determines SSP for the purposes of allocating the transaction price to each performance obligation by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation sold separately, historical actual pricing practices and geographies in which the Company offers its services in accordance with ASC 606. The determination of SSP requires the exercise of judgment. If a specific performance obligation is sold for a broad range of amounts (that is, the selling price is highly variable) or if the Company has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain), the Company applies the residual approach whereby all other performance obligations within a contract are first allocated a portion of the transaction price based upon their respective SSPs with any residual amount of transaction price allocated to the remaining specific performance obligation.

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

Equity-Based Compensation

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on their estimated fair values. The Company estimated the fair value of employee stock options at the date of grant using a Black-Scholes valuation model. The Company values restricted stock including performance restricted stock based on the market value of the underlying shares at the date of grant which is reduced by the present value of estimated dividends for grants of restricted stock units that do not accrue dividends. The Company values Employee Stock Purchase Plan (“ESPP”) as the discount on the market value of the underlying shares at the date of grant which is reduced by the present value of estimated dividends and using Black-Scholes valuation model. The Company recognizes compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight-line method. Performance restricted stock are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

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

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments, trade receivables and unbilled receivable. Cash and cash equivalents are maintained with several financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple financial institutions and monitoring the risk profiles of these counterparties. The Company has conservative investment policy guidelines under which it invests its excess cash primarily in highly liquid U.S. dollar-denominated securities. The Company’s revenue is generated primarily in North America. To a lesser extent, revenue is generated in Europe and the rest of the world. Most of the Company’s revenue is generated from customers who are among the largest communications and media companies in the world (or are owned by them). The Company’s business is subject to the effects of general global economic conditions and market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral.

The Company evaluates accounts receivable and unbilled receivables to determine if they ultimately will be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for doubtful accounts is for expected credit losses resulting from accounts receivable and unbilled receivables for which their collection is not reasonably probable. The allowance for doubtful accounts as of September 30, 2023 and 2022, was $19,801 and $16,627, respectively. As of September 30, 2023, the Company had two customers with accounts receivable balances of more than 10% of total accounts receivable, aggregating to 34%. As of September 30, 2022, the Company had two customers with accounts receivable balances of more than 10% of total accounts receivable, aggregating to 41% please see Note 22.

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

Recent Accounting Standards

In September 2022, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU No. 2022-04, “Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations.” The ASU requires from entities that use supplier finance programs to disclose sufficient information about the program’s nature, activity during the period, changes from period to period, and potential magnitude. This ASU will be effective for the Company on October 1, 2023, except for the roll-forward requirement, which will be effective on October 1, 2024 and early adoption is permitted. The Company estimates the impact of adoption this ASU will be immaterial, if any.

In August 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” The ASU requires companies to apply ASC 606 to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. This ASU will be effective for the Company on October 1, 2023.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” The ASU provides temporary optional expedients and exceptions on certain contract modifications, hedge relationships and other transactions that reference London Inter-Bank Offered Rate (“LIBOR”) or other reference rates expected to be discontinued due to the reference rate reform. This ASU is effective as of March 12, 2020 through December 31, 2024. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

Note 3 — Acquisitions and Divestiture of a Subsidiary

Acquisitions

Entities acquired by the Company during the last three fiscal years have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year. During fiscal year 2023, the Company completed three immaterial business acquisitions for an aggregate net consideration of approximately $130,318 in cash, and a potential for additional consideration may be paid later based on achievement of certain performance metrics. Among them were the service assurance business of TEOCO and ProCom Consulting, a digital transformation SI services and business consulting company. During fiscal year 2022, the Company completed two immaterial acquisitions of technology companies, DevOps and Roam, for an aggregate net consideration of $54,091 in cash, and a potential for additional consideration may be paid later based on achievement of certain performance metrics. During fiscal year 2021, the Company acquired three technology companies, for an aggregate net consideration of $101,864 in cash, and a potential for additional consideration may be paid later based on achievement of certain performance metrics. Among them the largest of the three is Sourced Group, a leading global technology consultancy specializing in large-scale cloud transformations for sophisticated, high-end enterprise customers in different industries such as communications, financial services and others.

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

On December 31, 2020, the Company completed the divestiture. Based on the total consideration, the Company recorded pre-tax gain of $226,410 (net of immaterial transaction costs) in the Consolidated Statements of Income during the fiscal year ended September 30, 2021. In connection with this divestiture, $9,194 of net assets and $61,396 of goodwill, were disposed. During fiscal year 2022, the Company recorded additional pre-tax gain of $10,000 in the Consolidated Statements of Income as a result of achievement of certain performance metrics and received such additional consideration in cash during fiscal year 2022. The divestiture does not represent a strategic shift that will have a major effect on operations and financial results and, therefore, did not qualify for presentation as a discontinued operation, please see also Note 11.

Note 4 — Revenue

Contract Balances

The following table provides information about Accounts receivable, both billed and unbilled and deferred revenue:

	As of
	September 30, 2023	September 30, 2022
Accounts receivable — billed (net of allowances for doubtful accounts of $19,801 and $16,627 as of September 30, 2023 and 2022, respectively)	$732,979	$789,611
Accounts receivable — unbilled (current)	$211,498	$157,166
Accounts receivable — unbilled (non-current)	$45,176	$27,417
Total Accounts receivable — unbilled	$256,674	$184,583
Deferred revenue (current)	$(170,634)	$(253,686)
Deferred revenue (non-current)	$(805)	$(69,907)
Total Deferred revenue	$(171,439)	$(323,593)

Revenue recognized during the year ended September 30, 2023, which was included in deferred revenue (current) as of September 30, 2022 was $245,377. Revenue recognized during the year ended September 30, 2022, which was included in deferred revenue (current) as of September 30, 2021 was $222,581.

Remaining Performance Obligations from Contracts with Customer

As of September 30, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $5.5 billion. Remaining performance obligations typically include the remaining non-cancelable, committed and fixed portion of contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue. Please see Note 22 — Segment Information and Sales to Significant Customers.

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

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2023 and 2022:

	As of September 30, 2023
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$308,354	$—	$—	$308,354
Corporate bonds	—	150,310	—	150,310
U.S. government treasuries	41,138	—	—	41,138
Supranational and sovereign debt	—	16,792	—	16,792
Asset backed obligations	—	7,115	—	7,115
Municipal bonds	—	7,096	—	7,096
Total available-for-sale securities	349,492	181,313	—	530,805
Equity Investments	—	—	47,985	47,985
Derivative financial instruments, net	—	(36,832)	—	(36,832)
Other liabilities	—	—	(24,627)	(24,627)
Total	$349,492	$144,481	$23,358	$517,331

	As of September 30, 2022
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$266,362	$—	$—	$266,362
Corporate bonds	—	168,308	—	168,308
U.S. government treasuries	40,229	—	—	40,229
Municipal bonds	—	16,125	—	16,125
Supranational and sovereign debt	—	10,594	—	10,594
Asset backed obligations	—	9,347	—	9,347
Total available-for-sale securities	306,591	204,374	—	510,965
Equity Investments	—	—	46,015	46,015
Derivative financial instruments, net	—	(48,901)	—	(48,901)
Other liabilities	—	—	(23,390)	(23,390)
Total	$306,591	$155,473	$22,625	$484,689

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal year 2023. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out scenarios, valued during fiscal years 2023 and 2022. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2023 and 2022. The slight increase in Level 3 liabilities was primarily attributable to changes recorded against goodwill in connection with recent acquisitions, partially offset by payments of certain acquisition-related liabilities and changes in the fair value recorded in the consolidated statement of income in fiscal year 2023. Level 3 assets relate to equity investments. The slight increase in Level 3 assets is a result of equity investments made during fiscal year 2023, partially offset by changes in the fair value recorded in the consolidated statement of income.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, please see Note 13.

Note 6 — Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$308,354	$—	$—	$308,354
Corporate bonds	160,370	—	10,060	150,310
U.S. government treasuries	44,782	—	3,644	41,138
Supranational and sovereign debt	18,566	—	1,774	16,792
Asset backed obligations	7,423	—	308	7,115
Municipal bonds	7,513	—	417	7,096
Total(1)	$547,008	$—	$16,203	$530,805

(1)
Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s consolidated balance sheets. As of September 30, 2023, $222,451 of securities were classified as short-term interest-bearing investments and $308,354 of securities were classified as cash and cash equivalents.

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

As of September 30, 2023, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements, the securities that have unrealized losses as of September 30, 2023, also had unrealized losses as of September 30, 2022. The Company assessed whether such unrealized losses for the investments in its portfolio were caused by expected credit loss. Based on this assessment, the Company did not recognize any credit losses in the fiscal years ended September 30, 2023 and 2022. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

As of September 30, 2023, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$365,233
1 to 2 years	85,236
2 to 3 years	66,964
3 to 4 years	13,372
$530,805

Note 7 — Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $4,682 as of September 30, 2023. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flows.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2023. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2023 for forward contracts.

Notional Value*
Foreign exchange contracts	$2,002,902

(*) Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the consolidated balance sheets at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2023 and September 30, 2022, is as follows:

	As of September 30,
	2023	2022
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$968	$1,226
Other noncurrent assets	331	—
Accrued expenses and other current liabilities	(32,295)	(35,659)
Other noncurrent liabilities	(7,050)	(16,413)
	(38,046)	(50,846)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	10,586	10,808
Accrued expenses and other current liabilities	(9,372)	(8,863)
	1,214	1,945
Net fair value	$(36,832)	$(48,901)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward contracts outstanding as of September 30, 2023 is scheduled to mature within the next 12 months.

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

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2023, 2022 and 2021, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	(Losses) Gains Reclassified from Accumulated Other Comprehensive (Loss) Income (Effective Portion) Year Ended September 30,
	2023	2022	2021
Line item in consolidated statements of income:
Revenue	$1,132	$445	$(473)
Cost of revenue	(30,078)	(9,194)	20,209
Research and development	(9,151)	(3,376)	6,069
Selling, general and administrative	(9,098)	(3,910)	6,347
Total	$(47,195)	$(16,035)	$32,152

The activity related to the changes in net unrealized (losses) gains on cash flow hedges recorded in accumulated other comprehensive loss, net of tax, is as follows:

	Year Ended September 30,
	2023	2022	2021
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$(46,580)	$13,773	$18,836
Changes in fair value of cash flow hedges, net of tax	(32,655)	(75,226)	24,239
Reclassification of (losses) gains into earnings, net of tax	44,558	14,873	(29,302)
Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(34,677)	$(46,580)	$13,773

Net unrealized (losses) gains from cash flow hedges recognized in other comprehensive income (loss) were $(35,654), $(78,465) and $23,720, or $(32,655), $(75,226) and $24,239, net of taxes, during the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Of the net losses related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss as of September 30, 2023, a net loss of $29,499 will be reclassified into earnings during fiscal 2024 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2023, 2022 and 2021, was not material.

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

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2023, 2022 and 2021, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income Year Ended September 30,
	2023	2022	2021
Line item in statements of income:
Cost of revenue	$(2,126)	$(8,731)	$4,786
Research and development	(1,078)	(2,195)	1,187
Selling, general and administrative	(996)	(2,375)	1,301
Interest and other expense, net	(16,312)	(2,132)	1,808
Income taxes	(73)	3,018	(3,125)
Total	$(20,585)	$(12,415)	$5,957

Note 8 — Property and Equipment, Net

The components of property and equipment, net are:

	As of September 30,
	2023	2022
Computers, related equipment and software	$1,294,574	$1,267,230
Building, building improvements and land(1)	410,644	392,110
Leasehold improvements	204,054	199,972
Furniture, fixtures and other	64,146	64,025
Property and equipment, gross	1,973,418	1,923,337
Less accumulated depreciation	(1,182,495)	(1,129,050)
Property and equipment, net	$790,923	$794,287

(1)
During fiscal year 2023, the Company occupied the campus in Ra'anana Israel and started the depreciation of the building and building improvements, please see also Note 2.

Total depreciation expense for fiscal years 2023, 2022 and 2021, was $128,024, $127,447 and $125,014, respectively. Property and equipment that have been fully depreciated and are no longer in use are netted against accumulated depreciation.

As of September 30, 2023 and 2022, the costs, net of accumulated depreciation of software assets developed for internal use were $143,330 and $154,731, respectively.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of September 30, 2021	$2,622,644
Goodwill resulting from acquisitions(1)	48,395
Other	(8,214)
As of September 30, 2022	$2,662,825
Goodwill resulting from acquisitions(2)	86,216
As of September 30, 2023	$2,749,041

(1)
Mainly relates to the acquisitions of DevOps and Roam, see also Note 3. In allocating the total purchase price for Roam, based on estimated fair values, the Company recorded $24,607 of goodwill, $11,454 of customer relationships to be amortized over approximately five years and $2,299 of core technology to be amortized over two years. In allocating the total purchase price for DevOps, based on estimated fair values, the Company recorded $23,787 of goodwill, $2,616 of customer relationships to be amortized over approximately five years.
(2)
Mainly relates to the acquisitions of the service assurance business of TEOCO and ProCom Consulting, see also Note 3. In allocating the total preliminary purchase price for the service assurance business of TEOCO, based on estimated fair values, the Company recorded $58,234 of goodwill, $40,015 of core technology to be amortized over approximately five years, $6,219 of customer relationships to be amortized over approximately six years. In allocating the total preliminary purchase price for ProCom Consulting, based on estimated fair values, the Company recorded $27,330 of goodwill, $18,439 of customer relationships to be amortized over approximately six years and $864 of trade mark to be amortized over approximately one year.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. Where a quantitative impairment test is necessary, in calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2023, 2022 or 2021.

The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Gross	Accumulated Amortization	Net
September 30, 2023
Core technology	$939,732	$(875,336)	$64,396
Customer relationships	732,580	(619,232)	113,348
Other	48,404	(44,609)	3,795
Total	$1,720,716	$(1,539,177)	$181,539
September 30, 2022
Core technology	$898,448	$(837,404)	$61,044
Customer relationships	703,824	(591,119)	112,705
Other	47,540	(42,977)	4,563
Total	$1,649,812	$(1,471,500)	$178,312

The amortization expenses related to the Company’s definite-lived purchased intangible assets were $67,677, $97,088 and $83,816 for the years ended 2023, 2022 and 2021, respectively.

The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2023 is as follows:

Amount
Fiscal year:
2024	$52,679
2025	47,868
2026	34,959
2027	23,610
2028	16,748
Thereafter	5,675
Total	$181,539

Note 10 — Restructuring Charges

As of December 31, 2022, the Company approved a restructuring, primarily associated with alignment of the Company’s workforce around its global site strategy, as well as the optimization of the Company’s hybrid work model. During the first quarter of fiscal year 2023 the Company incurred restructuring charges of $24,536 in connection with this restructuring, these charges were paid or adjusted as of September 30, 2023 and as a result there is no outstanding accrual as of September 30, 2023. On August 2, 2023, the Company announced it is taking proactive and appropriate measures to optimize expenditures and resource allocation in response to the prevailing level of economic uncertainty and industry pressure. These measures include, among others, a workforce reduction aligned with the Company’s global site strategy and work model. During the fourth quarter of fiscal year 2023, the Company incurred restructuring charges of $46,365, primarily associated to employees' severance expenses and exit charges associated with office space reductions. As of September 30, 2023, approximately 40% of these expenses were paid. The Company expects to pay the vast majority of the remaining amount in fiscal year 2024.

Note 11 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2023	2022	2021
Current	$153,611	$102,197	$176,537
Deferred	(60,212)	(3,292)	(50,605)
Income taxes	$93,399	$98,905	$125,932

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

The Company maintained a tax receivable balance of $44,531 and $56,959 as of September 30, 2023 and 2022, respectively, which is included in Prepaid expenses and other current assets.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2023	2022
Deferred tax assets:
Deferred revenue	$15,214	$18,470
Employee compensation and benefits	101,400	90,445
Intangible assets and computer software	59,977	64,719
Tax credits, net capital and operating loss carryforwards	142,260	110,764
Lease liabilities	41,777	44,443
Other	73,737	48,171
Total deferred tax assets	434,365	377,012
Valuation allowances	(66,165)	(56,868)
Total deferred tax assets, net	368,200	320,144
Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(48,943)	(57,566)
Intangible assets and computer software	(115,092)	(109,419)
Lease assets	(35,607)	(38,454)
Other	(48,718)	(73,166)
Total deferred tax liabilities	(248,360)	(278,605)
Net deferred tax assets	$119,840	$41,539

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2023	2022	2021
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	14.7	15.3	15.5
Effective income tax rate	14.7%	15.3%	15.5%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

(1) Foreign taxes for the year ended Sep 30, 2023:

In fiscal year 2023, the Company recorded a tax benefit of $22,700 related to the release of accrued withholding taxes on unremitted earnings accumulated in Israel. The release of the accrued withholding taxes followed the Company’s funding relating to the acquisition of TEOCO’s service assurance business and the construction of its Israeli campus.

Foreign taxes in fiscal year 2023 also included a benefit of $40,644 relating to release of gross unrecognized tax benefits due to settlements of tax audits and expiration of the periods set forth in statutes of limitations in certain jurisdictions. The majority of the release was offset by tax payments and, as a result, a net benefit of $16,232 was included within income tax expense for fiscal year 2023.

Foreign taxes in fiscal year 2023 also included a recognition of tax benefit of $11,566 resulting from internal structural changes in certain jurisdictions in which the Company operates, a benefit of $9,236 due to a change in measurement of a deferred tax liability following a regulatory clarification, and a benefit of $3,142 relating to changes in tax regulations in certain jurisdictions.

As previously disclosed in the Company’s Annual Report on Form 20-F for fiscal year 2022, the Company's primary Israeli subsidiary has elected, during fiscal year 2022, to pay the reduced corporate tax on all of its “previously exempt earnings” based on a temporary order of the Israeli budget law. Following this election, payment of this tax, was made during fiscal year 2023. The impact of this election on income taxes was already reflected in fiscal year 2022.

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

Foreign taxes in fiscal year 2022 also included a benefit of $8,871 relating to changes in tax regulations in certain jurisdiction, and an expense of $3,193 for the estimated additional tax charge as a result of the gain from sale of a business (see also Note 3).

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

Foreign taxes in fiscal year 2022 also included an expense of $1,211 resulting from the creation of valuation allowances on deferred tax assets at certain of the Company’s subsidiaries, which will not likely be realized due to the Company’s projections of future taxable income.

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

As of September 30, 2023 and 2022, the Company indefinitely reinvest certain undistributed earnings of its foreign subsidiary and as a result has not recorded deferred tax liabilities in amounts of $81,700 and $59,000 respectively.

During fiscal year 2023, the net increase in valuation allowances was $9,297. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2023, the Company had tax credits, net capital and operating loss carryforwards of $591,626 of which $85,347 have expiration dates through 2043, and the remainder do not expire.

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

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2023	2022	2021
Balance at beginning of fiscal year	$213,031	$195,196	$168,186
Additions based on tax positions related to the current year	22,181	22,386	25,662
Additions for tax positions of prior years	18,477	8,359	23,849
Reductions for tax positions of prior years	(16,096)	(7,262)	(7,467)
Settlements with tax authorities(1)	(27,737)	(1,344)	(10,245)
Lapse of statute of limitations	(12,907)	(4,304)	(4,789)
Balance at end of fiscal year	$196,949	$213,031	$195,196

(1)
The changes in the years ended September 30, 2023 and 2021 were $27,737 and $10,245 respectively, the majority of which were offset by income tax payments or changes in tax receivables and tax payables.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $196,949 as of September 30, 2023, and $213,031 as of September 30, 2022, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2023, the Company had accrued $35,065 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $2,253 was recognized in the statements of income in fiscal year 2023, net of interest and penalty reversals. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2022, the Company had accrued $35,471 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $10,460 was recognized in the statements of income in fiscal year 2022, net of interest and penalty reversals.

The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2023, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits in progress within the next 12 months. During the first quarter of fiscal year 2024 to date, the Company settled certain tax audits, and as a result of the outcome of these settlements the unrecognized tax benefits balance is expected to reduce by $51,566, the majority of which is expected to be offset by income tax payments and changes in tax payables and deferred tax assets.

It is reasonably possible that the amount of unrecognized tax benefits may decrease by up to $13,028 during fiscal year 2024 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

Note 12 — Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On May 12, 2021, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to a $1.0 billion of the Company’s outstanding ordinary shares with no expiration date. The May 2021 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. On August 2, 2023, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of the Company’s outstanding ordinary shares with no expiration date. The August 2023 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. In the year ended September 30, 2023, the Company repurchased 5,424 ordinary shares at an average price of $90.23 per share (excluding broker and transaction fees). As of September 30, 2023, the Company had remaining authority to repurchase up to an aggregate of $1,100.7 million of its outstanding ordinary shares under the May 2021 and August 2023 plans.

Note 13 — Financing Arrangements

In December 2011, the Company entered into the unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of September 30, 2023, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In addition, unassociated with the Revolving Credit Facility discussed above, in May 2020, the Company entered into an additional $100,000 one year loan which was repaid in full in May 2021.

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

The total interest expense recognized in connection with the Senior Notes for the years ended September 30, 2023, 2022 and 2021 were $17,066, 17,052 and 17,034, respectively. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and were $4,795 and 4,805, respectively, as of September 30, 2023 and 2022. As of September 30, 2023, the noncurrent outstanding principal portion was $650,000.

The total estimated fair value of the Senior Notes as of September 30, 2023 and 2022 was $521,164 and $516,620, respectively. The fair value was determined based on the closing trading price of Senior Notes as of September 30, 2023 and 2022, and is deemed a Level 2 liability within the fair value measurement framework.

As of September 30, 2023, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $64,466. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

Note 14 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2023	2022
Ongoing accrued expenses	$239,075	$208,230
Project-related provisions	55,569	88,174
Dividends payable(1)	51,053	47,735
Taxes payable	47,470	34,204
Derivative instruments(2)	41,667	44,522
Other	199,908	189,791
	$634,742	$612,656

(1)
The amounts payable as a result of the August 2, 2023 and the August 3, 2022 dividend declarations, please see Note 20 to the consolidated financial statements.
(2)
Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments, please see Note 7 to the consolidated financial statements.

Note 15 — Interest and other expense, net

Interest and other expense, net, consists of the following:

	Year Ended September 30,
	2023	2022	2021
Interest income	$(21,248)	$(7,821)	$(4,822)
Interest expense(1)	23,093	16,911	21,275
Foreign exchange loss(2)	12,057	16,720	1,110
Other, net	3,727	581	(6,766)
	$17,629	$26,391	$10,797

(1)
The Interest expense includes certain fees and for further details, please see Note 13 to the consolidated financial statements.
(2)
The Foreign exchange loss increase in fiscal years 2023 and 2022 is primarily attributable to volatility of certain currencies’ exchange rates for which hedging the exposure through derivatives financial instruments was not cost effective as well as to the cost of executing our hedging policy through derivatives financial instruments.

Note 16 — Leases

As discussed in Note 2, the operating lease expense is recorded on a straight-line basis over the lease term.

Lease costs were as follows:

	Year Ended September 30,
	2023	2022	2021
Total net lease cost(1),(2)	$64,696	$107,883	$97,169

(1)
The lease cost includes immaterial amounts of lease income. The decline in net lease cost for the fiscal year 2023, compared to both fiscal years 2022 and 2021, is primarily attributable to completion of the move during fiscal year 2023 from leased facilities in Ra’anana Israel to the Company owned facilities, leading to a change from primarily lease costs to other expenses, including depreciation and operational costs.
(2)
Variable lease cost is immaterial.

Supplemental information related to operating lease transactions was as follows:

	Year Ended September 30,
	2023	2022
Lease liability payments	$63,286	$79,495
Lease assets obtained in exchange for liabilities	$31,626	$15,115

	As of September 30,
	2023	2022
Weighted average remaining lease term — Operating leases	5.3 Years	5.9 Years
Weighted average discount rate — Operating leases	3.9%	3.5%

The following maturity analysis presents future undiscounted cash outflows for operating leases as of September 30, 2023:

For the year ended September 30,
2024	$46,848
2025	37,603
2026	29,468
2027	21,488
2028	14,836
Thereafter	30,827
Total lease payments	$181,070
Less: imputed interest	(19,456)
Present value of lease liabilities	$161,614

As of September 30, 2023 and September 30, 2022, the Company had no material finance leases.

Note 17 —Contingencies and Commitments

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

The Company generally offers its products with a limited warranty. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been incurred after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2023, 2022 and 2021.

The Company has arrangements with its customers that generally include an indemnification provision that will indemnify customers against claims made by third parties alleging that the use of the Company’s software infringes on the intellectual property rights of third parties and certain other matters. To date, the Company has incurred and recorded immaterial costs as a result of such obligations in its consolidated financial statements.

Note 18 — Employee Benefits

The Company accrues severance pay in according with law and certain employment procedures, mainly for the employees of its Israeli operations on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. This severance pay liability amounted to $298,234 and $298,099 as of September 30, 2023 and 2022, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $211,285 and $217,591 as of September 30, 2023 and 2022, respectively, and are included in other noncurrent assets. These accrued severance expenses were $37,207, $52,768 and $35,015 for fiscal years 2023, 2022 and 2021, respectively.

The Company sponsors defined contribution plans covering certain employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal years 2023, 2022 and 2021 under such plans were not material compared to total operating expenses.

The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for certain employees of a Canadian subsidiary based on length of service and rate of pay. The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management’s best estimates of expected plan investments performance, salary escalation, retirement ages of employees, discount rate, inflation and expected health care costs. The fair value of the employee benefit plans’ assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experienced gains and losses. The Company recognized the funded status of such plans in the consolidated balance sheets. The pension and other benefits costs related to the non-contributory defined benefit plans were immaterial in fiscal years 2023, 2022 and 2021.

Note 19 — Equity-based Compensation

Equity Incentive Plan

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

The following tables summarize information about stock options to purchase the Company’s ordinary shares, restricted stock and restricted stock units, as well as changes during the fiscal year ended September 30, 2023:

Stock Options:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding as of October 1, 2022	2,441	$62.66
Granted	—	—
Exercised	(799)	60.91
Forfeited	(45)	67.05
Outstanding as of September 30, 2023	1,597	$63.41
Exercisable as of September 30, 2023	1,373	$62.55

As of September 30, 2023, the weighted average remaining contractual life of outstanding and exercisable stock options was 4.95 and 4.73 years, respectively. The total intrinsic value of stock options exercised during fiscal years 2023, 2022 and 2021 was $24,721, $33,096 and $27,023, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2023 was $33,662 and $30,120, respectively.

Restricted Stock:

	Number of Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2022	1,774	$70.83
Granted	1,082	83.05
Vested	(705)	69.96
Forfeited	(97)	76.86
Outstanding as of September 30, 2023	2,054	$77.28

The value of restricted stock vested during fiscal years 2023, 2022 and 2021 was $60,646, $40,615 and $25,400, respectively, based on the market value of the Company's common stock on the vest date.

Restricted Stock Units:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2022	445	$71.50
Granted	296	87.38
Vested	(146)	71.13
Forfeited	(35)	75.85
Outstanding as of September 30, 2023	560	$79.73

The value of restricted stock units vested during fiscal years 2023, 2022 and 2021 was $13,125, $5,891 and $3,282, respectively, based on the market value of the Company's common stock on the vest date.

Employee Share Purchase Plan

On November 8, 2022, the Company’s Board of Directors adopted, subject to shareholder approval, the Amdocs Limited 2023 Employee Share Purchase Plan (the “ESPP”). The ESPP was subsequently approved by our shareholders at the annual general meeting of shareholders. The approved number of shares that may be issued under the ESPP will not exceed in the aggregate 2,400 ordinary shares. Under its terms, the ESPP became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission. On February 13, 2023, the Company filed a registration statement on Form S-8 registering the offer and sale of 2,400 shares issuable under the ESPP.

Under the ESPP, eligible employees have the right to purchase ordinary shares at the end of each purchase period based on their accumulated payroll deductions during the purchase period of a specified percentage of eligible compensation up to 10% (subject to a limitation to accrue the right to purchase ordinary shares up to twenty-five thousand dollars in any calendar year). Each purchase period lasts six months in duration, with purchases occurring in December and June. The purchase price per ordinary share will equal the lesser of 85% of the fair market value of our ordinary shares at either the beginning of the purchase period or the end of the purchase period. As of September 30, 2023, no shares have been purchased yet as part of the ESPP, as the initial ESPP purchases will occur in December 2023.

Equity-based Compensation Expense

Employee equity-based compensation pre-tax expense, including grants of employee stock options, restricted stock, restricted stock units and ESPP for the years ended September 30, 2023, 2022 and 2021 was as follows:

	Year Ended September 30,
	2023	2022	2021
Cost of revenue	$42,969	$32,096	$22,691
Research and development	7,509	5,631	4,021
Selling, general and administrative	39,220	34,080	27,537
Total	$89,698	$71,807	$54,249

The income tax benefit related to equity-based compensation expense was $17,986, $15,066 and $8,479 for the years ended 2023, 2022 and 2021, respectively.

As of September 30, 2023, there was $77,826 of unrecognized compensation expense related to unvested stock options, unvested restricted stock awards and unvested restricted stock units which is expected to be recognized over a weighted average period of approximately one to two years, based on the vesting periods of the grants.

As of September 30, 2023, there was $1,805 of unrecognized compensation expense related to the ESPP which is expected to be recognized over the remaining purchase period.

The fair value of ESSP and fair value of stock options granted, estimated on the date of grant using the Black-Scholes pricing model, as described in Note 2, with the following weighted average assumptions:

ESPP:

Year Ended September 30*,
2023
Risk-free interest rate(1)	5.46%
Expected life of ESPP (2)	0.50
Expected volatility(3)	18.4%
Expected dividend yield(4)	1.84%
Fair value per ESPP	$19.35

Stock Options:

Year Ended September 30**,
2021
Risk-free interest rate(1)	0.30%
Expected life of stock options(2)	4.50
Expected volatility(3)	21.3%
Expected dividend yield(4)	2.22%
Fair value per option	$7.82

* The ESPP was commenced in fiscal year 2023.

** There were no stock options grants during fiscal years 2023 and 2022, and the above stock option weighted average assumptions were applicable when calculating the fair value of options granted in fiscal year 2021.

(1)
Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options and ESPP.
(2)
Expected life of stock options is based upon historical experience. Expected life of ESPP is based upon the purchase period.
(3)
Expected volatility is based on blended volatility.
(4)
Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Note 20 — Dividends

The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2023, 2022 and 2021:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
August 2, 2023	$0.435	September 29, 2023	$51,053	October 27, 2023
May 10, 2023	$0.435	June 30, 2023	$51,781	July 28, 2023
January 31, 2023	$0.435	March 31, 2023	$52,309	April 28, 2023
November 8, 2022	$0.395	December 30, 2022	$47,635	January 27, 2023
August 3, 2022	$0.395	September 30, 2022	$47,735	October 28, 2022
May 11, 2022	$0.395	June 30, 2022	$48,180	July 29, 2022
February 1, 2022	$0.395	March 31, 2022	$48,527	April 29, 2022
November 2, 2021	$0.36	December 31, 2021	$44,410	January 28, 2022
August 4, 2021	$0.36	September 30, 2021	$44,956	October 29, 2021
May 12, 2021	$0.36	June 30, 2021	$45,580	July 23, 2021
February 2, 2021	$0.36	March 31, 2021	$45,958	April 23, 2021
November 10, 2020	$0.3275	December 31, 2020	$42,850	January 22, 2021

The amounts payable as a result of the August 2, 2023, August 3, 2022 and August 4, 2021 declarations were included in accrued expenses and other current liabilities as of September 30, 2023, 2022 and 2021, respectively.

On November 7, 2023, the Company’s Board of Directors approved quarterly dividend payment of $0.435 per share, and set December 29, 2023 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 26, 2024.

On November 7, 2023, the Company’s Board of Directors also approved, subject to shareholder approval at the February 2, 2024 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.479 per share, anticipated to be paid in April, 2024.

Note 21 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2023	2022	2021
Numerator:
Net income attributable to Amdocs Limited	$540,709	$549,501	$688,374
Net income attributable to Amdocs Limited and dividends attributable to participating restricted stock	(9,169)	(7,880)	(7,052)
Numerator for basic earnings per common share	$531,540	$541,621	$681,322
Undistributed income allocated to participating restricted stock	5,719	5,159	5,199
Undistributed income reallocated to participating restricted stock	(5,679)	(5,124)	(5,167)
Numerator for diluted earnings per common share	$531,580	$541,656	$681,354
Denominator:
Weighted average number of shares outstanding — basic	119,687	122,812	128,495
Weighted average number of participating restricted stock	(2,030)	(1,761)	(1,316)
Weighted average number of common shares — basic	117,657	121,051	127,179
Effect of dilutive equity-based compensation awards	832	838	789
Weighted average number of common shares — diluted	118,489	121,889	127,968
Basic earnings per common share attributable to Amdocs Limited	$4.52	$4.47	$5.36
Diluted earnings per common share attributable to Amdocs Limited	$4.49	$4.44	$5.32

For the fiscal years ended September 30, 2023, 2022 and 2021, 47, 42 and 858 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding equity-based compensation awards. Shares attributable to antidilutive outstanding stock equity-based compensation awards were not included in the calculation of diluted earnings per share.

Note 22 — Segment Information and Revenue from Significant Customers

The Company and its subsidiaries operate in one operating segment, providing software products and services primarily for the communications, entertainment and media industry service providers.

Geographic Information

The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

	Year Ended September 30,
	2023	2022	2021
Revenue
North America (mainly United States)	$3,306,988	$3,100,038	$2,791,472
Europe	703,141	582,192	622,780
Rest of the world	877,421	894,467	874,388
Total	$4,887,550	$4,576,697	$4,288,640

	As of September 30,
	2023	2022
Long-lived Assets(1)
Europe	$130,000	$153,021
North America	78,640	88,049
Rest of the world:
Israel	516,291	490,694
India	52,872	49,487
Others	13,120	13,036
Total	$790,923	$794,287

(1)
Property and equipment, net.

Revenue by nature of activities

	Year Ended September 30,
	2023	2022	2021
Managed services arrangements	$2,856,621	$2,755,486	$2,546,330
Others	2,030,929	1,821,211	1,742,310
Total	$4,887,550	$4,576,697	$4,288,640

Revenue from Significant Customers

The following table summarizes the percentage of revenue from significant customer groups which accounted for at least ten percent of its total revenue in each of fiscal years 2023, 2022 and 2021.

	Year Ended September 30,
	2023	2022	2021
Revenue
Customer 1	23.8%	26.8%	25.0%
Customer 2	23.1%	20.1%	19.1%

Note 23 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2023
Revenue	$1,242,564	$1,235,962	$1,223,304	$1,185,720
Operating income	138,925	182,714	182,277	150,074
Net income attributable to Amdocs Limited	102,011	159,428	149,603	129,667
Basic earnings per share	0.86	1.33	1.24	1.07
Diluted earnings per share	0.86	1.32	1.23	1.07
2022
Revenue	$1,166,504	$1,160,290	$1,145,271	$1,104,632
Operating income	171,686	169,314	163,651	160,146
Net income attributable to Amdocs Limited	128,936	128,466	158,497	133,602
Basic earnings per share	1.06	1.05	1.29	1.07
Diluted earnings per share	1.05	1.04	1.28	1.07

Note 24 — Subsequent Event

On November 2, 2023, the Company completed the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization, for an aggregate net consideration of approximately $75,000 in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics.

AMDOCS LIMITED

Financial Statement Schedule

VALUATION AND QUALIFYING ACCOUNTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

	Accounts Receivable Allowances	Valuation Allowances on Net Deferred Tax Assets
Balance as of September 30, 2020	$23,419	$69,455
Charged to costs and expenses	10,345	6,382
Charged to other accounts	156	3,720(1)
Deductions	(13,855)(3)	(14,007)(2)
Balance as of September 30, 2021	20,065	65,550
Charged to costs and expenses	8,263	3,840
Charged to other accounts	(424)	584(1)
Deductions	(11,277)(5)	(13,106)(4)
Balance as of September 30, 2022	16,627	56,868
Charged to costs and expenses	6,876	7,144
Charged to other accounts	(937)	7,449(1)
Deductions	(2,765)(7)	(5,296)(6)
Balance as of September 30, 2023	$19,801	$66,165

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
(6)
$1,176 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.
(7)
$2,126 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.