Form 20-F
period 2024-09-30
AMDOCS LTD
filed 2024-12-17
CIK 1062579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024

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

Title of Class	Number of Shares Outstanding (1)
Ordinary Shares, par value £0.01	112,890,564

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

Yes ☐ No ☒

(1) Net of 175,594,386 shares held in treasury. Does not include 1,776,892 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our Equity Incentive Plan or by companies we have acquired.

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2024 as “fiscal 2024” or “fiscal year 2024.”

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

Important factors that may affect these projections or expectations include, but are not limited to: the effects of macro-economic conditions, prevailing level of macro-economic, business, and operational uncertainty, including as a result of geopolitical events or other global or regional events or pandemics, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of our customers, our ability to grow in the business markets that we serve, our ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render our products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence (AI) and generative AI (GenAI) in our offerings and operations, and risks associated with operating businesses in the international market. For a discussion of these and other important factors, and other risks, please read the information set forth below under the caption “Risk Factors.”

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

Downturns in the business climate for communications companies have in the past resulted, and may in the future result, in slower customer buying decisions and price pressures that adversely affected, and may continue to adversely affect, our ability to generate revenue. The current macro-economic conditions, including as a result of geopolitical events, or other global or regional events, such as pandemics, as well as the current inflationary environment and foreign exchange rate fluctuations, and the effects of these conditions on our customers’ businesses and levels of business activity and the resulting spending decisions of customers, have had and may continue to have a negative impact on our business by decreasing our new customer engagements and the size of initial or ongoing spending commitments under those engagements, as well as decreasing the level of demand and expenditures by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions continue, our business may be harmed.

If we fail to adapt to changing market conditions and cannot compete successfully with existing or new competitors, our business could be harmed.

We may be unable to compete successfully with existing or new competitors, particularly as we expand into new market segments. Our failure to adapt to changing market conditions, new or evolving market segments such as 5G standalone networks, fixed wireless access (FWA), and fiber, the cloud, and AI including GenAI, and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for the managed services we provide to customers under long-term service agreements. These managed services include management of data center operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation, cloud environment management and management of end-to-end IT processes for the business and operations of our customers.

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

A number of our competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties to increase their abilities to address the needs of our existing or prospective customers. In addition, our competitors have acquired, and may continue to acquire in the future, companies that may enhance their market offerings, or may themselves be acquired by larger companies with more resources and ability to leverage existing business relationships. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. As a result, our competitors may be able to adapt more quickly than us to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. Additionally, our competitors are able to offer services related to their software, platform and other solutions that require integration with their other existing services. These more integrated services may represent more attractive alternatives to customers than some of our software products and services. We cannot assure you that we will be able to compete successfully with existing or new competitors. If we fail to adapt to changing market conditions and to compete successfully with established or new competitors, our results of operations and financial condition may be adversely affected.

If we do not continually enhance our products and service offerings, introduce new products and features and adopt and monetize new technologies and methodologies in the marketplace, we may have difficulty retaining existing customers and attracting new customers.

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services, to introduce new products, services and features to meet the requirements of our customers, and to adopt and leverage new technologies and methodologies such as 5G standalone networks, fixed wireless access (FWA), and fiber, the cloud, microservices-based architecture, DevSecOps, automation, and AI, in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our products, services and development methodologies and tools. We offer solutions involving GenAI, as well as predictive analytics and robotic process automation. Our inability to identify any future changes or disruptions in the technology space, inability to develop services around them, tailor our go-to-market strategy to take these services to our global customers ahead of our competition and enhance our delivery capabilities to execute those services may impact our competitive positioning, market share and revenues. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products, services and technology may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

Technological developments may materially affect the cost and use of technology by our customers and could affect the nature of how we generate revenue. Some of these technological developments have reduced and replaced, in whole or in part, some of our historical services and solutions and will continue to do so in the future. This has caused, and may in the future cause, customers to delay spending under existing contracts and engagements and to delay entering into new contracts while they evaluate new technologies. Such technological developments and spending delays can negatively impact our results of operations if we are unable to introduce new pricing or commercial models that reflect the value of these technological developments or if the pace and level of spending on new technologies are not sufficient to make up any shortfall.

Our future success will depend on our ability to develop and maintain long-term relationships with our customers and to meet their expectations in providing products and performing services.

We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful network operators and service providers with the financial and other resources required to invest in significant ongoing development of our products and services. If we are unable to develop new customer relationships, our business will be harmed. In addition, our business and results of operations depend in part on our ability to provide high-quality services to customers that have already implemented our products and extend and expand existing customer relations. If we are unable to meet customers’ expectations in providing products or performing services, our business and results of operations could be harmed.

Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers, or a significant decrease in business from any such customer, could harm our results of operations.

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 24.5% and 23.8% of our revenue in fiscal years 2024 and 2023, respectively. In fiscal years 2024 and 2023, our next largest customer, T-Mobile, accounted for 22.6% and 23.1% of our revenue, respectively. For each of AT&T and T-Mobile we provide multiple services, run multiple activities and have a large portion of the business under our managed services. We cannot assure you that our revenues from AT&T, T-Mobile or any of our significant customers will remain the same or grow in future years. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 70% of our revenue in fiscal years 2024 and 2023. The loss of any significant customer, including as a result of industry consolidation involving our customers, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances (such as financial condition and market position) or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

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

Our products and services, including our cloud offerings, store, retrieve, and manage our customers’ information and data, as well as our own information and data. We have a reputation for secure and reliable product offerings and related services and we have invested a great deal of time and resources in protecting the integrity and security of our products, services and the internal and external information and data that we manage. Despite our efforts to implement security measures, we cannot guarantee that our systems are fully protected from vulnerabilities, including viruses, worms, ransomware and other malicious software programs, "phishing" attacks, denial-of-service attacks, break-ins, fraud, theft, social engineering, unauthorized access to or tampering with personal or confidential information and data, and similar cyberattacks, breaches or disruptions. Cybersecurity threats are constantly expanding and evolving, thereby increasing the difficulty of detecting, defending against and responding to them. For example, we may not discover a security breach or a loss of information for a significant amount of time after the breach, and may not be able to anticipate attacks or implement sufficient mitigating or remedial measures.

Also, due to, among others, geopolitical conflicts and threats and acts of terrorism, we and our third-party vendors and customers are vulnerable to a heightened risk of cybersecurity threats. “Phishing” and other types of attempts to obtain unauthorized information or access are often sophisticated and difficult to detect or defeat. In particular, ransomware attacks, which often involve extortion payments demanded by threat actors, are becoming increasingly prevalent and can lead to significant reputational harm, loss of data, operational disruption, and monetary loss, and we may also be unwilling or unable to make payments of the nature demanded by threat actors based on laws or regulations that may apply. Organized criminals, nation state threat actors, state-sponsored actors, computer hackers, terrorists, motivated hacktivists and other threat actors, including insiders, that target us have the possibility of impacting our systems, networks, data and business operations. In addition, security measures in our products and services may be penetrated or bypassed by such threat actors who may gain unauthorized access to our or our customers’ or partners’ software, hardware, cloud offerings, networks, data or systems. Such threat actors may use a wide variety of methods, which may include developing and deploying malicious software to attack our products and services and gain access to our networks and data centers using or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. This is also true for third party data, products or services incorporated into our own. Data may also be accessed or modified improperly as a result of customer, partner, employee, supplier or other insider error or malfeasance and third parties may attempt to use social engineering techniques to fraudulently induce customers, partners, employees, suppliers or other insiders into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or IT systems or our customers’ or partners’ data or IT systems. Our exposure to cybersecurity and data privacy breach incidents may increase due to a large number of employees working remotely. Any of the foregoing occurrences could create system disruptions and cause shutdowns or denials of service or compromise data, including personal or confidential information or data, of ours, our employees, our partners or our customers. Additionally, our customers may fail to implement recommended or required updates to our software on their systems timely, or at all, which in turn makes them more vulnerable to the kinds of cybersecurity and data privacy breach incidents described in greater detail above. If any such incidents were to affect customers using our software, it could negatively affect our reputation and, in turn, our results of operations. Any of the foregoing risks may be heightened by our use of AI, GenAI, machine learning (ML), data analytics and similar tools and technologies (collectively, “AI and Related Tools”) (For more information on risks related to AI and Related Tools, please see “Risk Factors — Our use of AI and Related Tools may adversely impact our business and subject us to possible litigation.”)

If a cyberattack or other security incident (for example phishing, advanced persistent threats, or social engineering) were to result in unauthorized access to, or deletion of, and/or modification and/or exfiltration of our customers’ data, other external data or our own data or our IT systems or if the services we provide to our customers were disrupted, customers could lose confidence in the security and reliability of our products and services, including our cloud offerings, and perceive them not to be secure. This in turn could lead to fewer customers using our products and services and result in reduced revenue and earnings. The costs we would incur to address and fix these security incidents would increase our expenses. These risks will increase as we continue to grow our cloud solutions and network offerings and store and process increasingly large amounts of data, including personal and confidential information and data, and host or manage parts of our customers’ businesses in cloud-based IT environments. In addition, we have acquired certain companies, products, services and technologies over the years and have partnered with other companies for certain of our other offerings. While we make significant efforts to address any IT security issues with respect to our acquired companies and partners, we may still inherit such risks when we integrate these companies, products, services and technologies or work with our partners.

Any of the events described above could cause our customers to make claims against us for damages allegedly resulting from a security breach or service disruption, which could adversely affect our business, results of operations and financial condition.

We are required to comply with stringent, complex and evolving laws, directives, regulations and standards in many jurisdictions, as well as contractual obligations, relating to the collection, use, retention, disclosure, security, transfer and other processing of personal data. Any actual or perceived failure to comply with these requirements could have a material adverse effect on our business.

We are subject to laws, directives, regulations and standards relating to the collection, use, retention, disclosure, security, transfer and other processing of personal data. These laws, directives, regulations and standards and their interpretation and enforcement continue to evolve rapidly and may be inconsistent from jurisdiction to jurisdiction; we will need to expend time and resources to ensure compliance with these evolving laws, directives, regulations and standards, and failure to understand and comply with these laws, directives, regulations and standards can have an impact on our results of operations and financial condition. For example, the European Union ("EU") General Data Protection Regulation ("GDPR") regulates the processing of personal data originated in the European Economic Area ("EEA") and its transfer out of the EEA. The GDPR applies globally to all of our activities conducted from an establishment in the EEA, to related products and services that we offer to EEA customers and to non-EEA customers which offer services in the EEA. The GDPR also affects our role as product developers, as we are required to adopt “privacy by design” principles in order to address our customers’ need to apply privacy adequate solutions when handling their subscribers’ data. The GDPR imposes substantial financial penalties for noncompliance, including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million (whichever is higher) for the most serious violations. The United Kingdom ("U.K.") operates a separate but similar regime under a version of the GDPR as transposed into U.K. law, together with the amended U.K. Data Protection Act 2018 (collectively, the "UK GDPR"). While the GDPR and the UK GDPR remain substantially similar for the time being, the U.K. government has announced that it would seek to chart its own path on data protection and reform its relevant laws, including in ways that may differ from the GDPR. While these developments increase uncertainty with regard to data protection regulation in the U.K., even in their current, substantially similar form, the GPDR and the UK GDPR can expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty. Further, we are subject to the Israeli Protection of Privacy Law 5741 (PPL), and the Privacy Protection Regulations (Data Security) 5777 ("PPR"). The PPL imposes certain obligations on the owners of databases containing personal data, including, among other things, a requirement to register databases with certain characteristics. The PPR , which became effective concurrently with the GDPR, impose comprehensive data security requirements on the processing of personal data. The PPL was recently amended and now imposes substantial financial penalties for noncompliance with the PPL and/or the PPR. The PPL amendment is expected to go into effect in August 2025. Additionally, local privacy laws have been introduced or enacted in other jurisdictions as part of an overall trend, including in Brazil, Canada, Guernsey, India and Singapore. For example, the Indian Parliament passed the Digital Personal Data Protection (DPDP) Act in August 2023 – the first comprehensive cross-sectoral law on personal data protection in India – for which the government has not yet set an effective date. In the United States, there are numerous federal, state and local data privacy and security laws, rules and regulations. For example, at the federal level, we are subject to the rules and regulations promulgated under the authority of the U.S. Federal Trade Commission, which regulates unfair or deceptive acts or practices (including with respect to data privacy and security). The U.S. Congress also has considered, is currently considering, and may in the future consider, various proposals for comprehensive federal data privacy and security legislation, to which we may become subject if passed. At the state level, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”) provides California residents with certain individual privacy rights and imposes data privacy obligations on covered businesses. A growing number of other states have enacted, or are considering enacting, their own comprehensive data privacy laws. In addition, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure, and could affect our ability to retain and attract customers.

Our use of AI and Related Tools, as well as applications, features, and functionality that we may introduce in the future, may result in difficulties, including with product development and integration, and may otherwise not prove efficient or profitable, may not be widely or timely accepted by our customers or the market, may enhance intellectual property, privacy, cybersecurity, operational and technological risks, or may otherwise adversely impact our business or operations, or subject us to possible litigation.

As we continue to diversify our product and service offerings, we may utilize AI and Related Tools in connection with our business and in our solutions. We include GenAI capabilities through our amAIz framework in our existing products and services, and have entered into partnerships to leverage the existing GenAI platforms. Given the short time that has elapsed since GenAI became commercially viable, and the rapid pace of change in the GenAI space, we have limited experience with GenAI and may experience any number of difficulties including with respect to product development and integration with our existing offerings, IT systems and service providers. Additionally, there are significant risks involved in utilizing AI and Related Tools and no assurance can be provided that the usage of such AI and Related Tools will enhance our business, the business of our customers, or assist us in being more efficient or profitable. Further, AI and Related Tools may have biases, errors or inadequacies that are not easily detectable, and mature and proven solutions to mitigate for these risks may not yet be available. For example, certain AI and Related Tools may utilize historical market or sector data in their analytics. To the extent that such historical data is not indicative of the current or future conditions in the applicable market or sector, or the AI and Related Tools fail to filter biases in the underlying data or collection methods, the usage of AI and Related Tools may lead us or our customers to make determinations or decisions on behalf of our business or our customers’ business that are based on such flawed data, including determinations or decisions that may have an adverse effect. If AI and Related Tools are incorrectly or inadequately designed or the data used to train them is incomplete, inadequate or biased in some way, use of AI and Related Tools may inadvertently reduce efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our or our customers’ business goals, do not comply with our or our customers’ policies or interfere with the performance of our or our customers’ products, services, business and reputation. Additionally, reliance on AI and Related Tools could pose ethical concerns and lead to a lack of human oversight and control, which could have negative implications for our organization or that of our customers. Any of the foregoing flaws in our or our service providers’ AI and Related Tools or the AI and Related Tools of others in our industry, whether actual or perceived, may adversely impact our business, reputation, operations, and product or service offerings.

Further, as we continue to incorporate AI and Related Tools in our product and service offerings, including in new markets, we continue to face new sources of competition, new business models, and new partner, service provider and customer relationships. In order to be successful, we need to continue to cultivate new industry relationships and strengthen existing relationships to bring new AI and Related Tool solutions and offerings to market, and the success of any GenAI, other AI and Related Tools or similar solutions we develop will depend on many factors, including market demand our ability to win and maintain customers, and the cost, performance and perceived value of any such offerings we develop, including amAIz, as well as their compatibility with our existing offerings. As a result, there can be no assurance that any AI and Related Tool solutions we develop will be adopted by the market, or be profitable or viable. Given the short time that has elapsed since GenAI became commercially viable, and the rapid pace of change in the GenAI space, our limited experience with respect to GenAI offerings could limit our ability to successfully execute on this growth strategy or adapt to market changes. If we are unsuccessful in developing, integrating and offering AI and Related Tool solutions, our business, results of operations and financial condition could be adversely affected.

In addition, the use of AI and Related Tools may enhance intellectual property, privacy, cybersecurity, operational and technological risks. If any of our employees, contractors, vendors or service providers use any third-party AI and Related Tools in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information, including inadvertent disclosure of our confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately protect and enforce our intellectual property or confidential information, harming our competitive position and business. Our ability to mitigate risks associated with disclosure of our confidential information in connection with AI and Related Tools, will depend on our successful implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies, and procedures governing the use of AI and Related Tools in our business. Further, any content created by us using GenAI may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In addition, the use of AI and Related Tools has resulted in, and may in the future result in, cybersecurity and data privacy breach incidents that implicate the personal or confidential information or data of ours, our employees, our partners and our customers.

The technologies underlying AI and Related Tools and their use cases are subject to a variety of laws and regulations, including intellectual property, privacy, consumer protection and federal equal opportunity laws and regulations, and are expected to be subject to new laws and regulations (including the EU AI Act which entered into force on August 1, 2024) or new applications of existing laws and regulations. If we do not have sufficient rights to use the data or other material or content on which AI and Related Tools rely, we may incur liability through the violation of applicable laws or regulations, third-party privacy, intellectual property or other rights or contracts to which we are a party. For example, the output produced by GenAI may include information subject to certain rights of publicity or privacy laws or constitute an unauthorized derivative work of the copyrighted material used in training the models underlying the AI and Related Tools, any of which could create a risk of liability for us or adversely affect our business or operations. Furthermore, the technologies underlying AI and Related Tools are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational or technological risks related to the use of AI and Related Tools. Moreover, AI and Related Tools are the subject of evolving review by various governmental and regulatory agencies, including the SEC and the U.S. Federal Trade Commission and EU regulatory bodies, and changes in laws, rules, directives and regulations governing the use of AI and Related Tools may adversely affect the ability of our business to use AI and Related Tools. We may not be able to anticipate how to respond to or comply with these rapidly developing legal and regulatory frameworks, and we may need to expend significant resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions.

If we are unable to protect our proprietary technology from infringement or misappropriation or enforce our intellectual property rights, our business may be harmed.

Any infringement or misappropriation of our technology or the development of competitive technology could seriously harm our business. Our software and software systems are largely developed or acquired by us, and we regard such software and software systems as proprietary. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, non-disclosure agreements and other methods to protect our proprietary rights, all of which provide only limited protection. We enter into non-disclosure and confidentiality agreements with our customers, workforce and marketing representatives and with certain contractors with access to sensitive information, and we also limit customer access to the source codes of our software and our software systems. We have undertaken, and will continue to undertake, appropriate actions to protect our technology. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain. However, our competitors may independently develop technologies that are substantially equivalent or superior to ours.

Intellectual property laws are complex and subject to change, and existing trade secret, copyright, trademark and patent laws offer only limited protection. For example, there is uncertainty concerning the scope of patent, copyright and other intellectual property protection, including for GenAI, software and business methods. Even where we obtain intellectual property protection, the steps we have taken to protect our intellectual property and other proprietary rights may be inadequate, and our intellectual property and other proprietary rights may be held invalid or unenforceable. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. In addition, the laws of some foreign countries do not protect our proprietary technology or allow enforcement of confidentiality covenants to the same extent as the laws of the United States. Any of the foregoing risks may be heightened by our use of AI and Related Tools (For more information on risks related to AI and Related Tools, please see “Risk Factors — Our use of AI and Related Tools may adversely impact our business and subject us to possible litigation.”)

We may not be effective in policing unauthorized use of our intellectual property and other proprietary rights, and even if we do detect violations, litigation may be necessary to enforce our intellectual property and other proprietary rights. If we have to resort to legal proceedings to enforce our intellectual property and other proprietary rights, the proceedings may not be successful, could be burdensome, protracted and expensive and could involve a high degree of risk, including the risk of counterclaims that allege that we infringe, misappropriate or otherwise violate the intellectual property or other proprietary rights of another party and the risk of a holding, decision or other outcome that invalidates or narrows the scope of our rights, in whole or in part.

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

Restructurings and cost reduction measures that we have implemented and which are currently ongoing, and which may continue to be implemented from time to time, may reduce the size of our operations and workforce. Reductions in personnel can result in significant severance, administrative and legal expenses and may also adversely affect or delay various sales, marketing and product development programs and activities. These cost reduction measures have included, and may in the future include, employee separation costs and consolidating and/or relocating certain of our operations to different geographic locations.

Acquisitions, organic growth and absorption of significant numbers of customers’ employees in connection with managed services engagements have, from time to time, increased our headcount. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, as well as quickly expand our facilities, which we may have difficulties doing successfully.

The timing and amount of costs related to our business optimization actions and the nature and extent of benefits realized from such actions are subject to uncertainties and other factors, including local regulations, and may differ from our expectations.

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

It is a part of our business strategy to pursue new strategic partnerships and alliances in order to offer new products or services or to otherwise enhance our market position and customer reach. Consistent with this strategy, we have entered into partnerships and collaborations and continue to review potential new opportunities. For example, in connection with our focus on domains, such as B2B and the cloud, and the adoption of technologies such as GenAI, we have retained existing and entered into new partnerships as well as expanded upon our existing partnerships with NVIDIA, Microsoft, Amazon Web Services, Oracle Cloud and Google Cloud. We expect to continue to build on these partnership and others to update, enhance and build our offerings and customer base. However, we may face difficulty finding partners that enhance our offerings and brand, in particular if we simultaneously compete with such partners in other industries and markets. We may be limited in the scope of the partnership which may hinder the success of any ventures we enter into with such partners. We also may not be able to realize the business objectives and targets set for those partnerships as a result of, among other things, organizational culture differences, difficulty or unwillingness to share certain information between partners, technology misalignment, business model misalignment or our ability to properly motivate disparate sales forces. Additionally, our customers may not favorably view our partnership offerings and may choose to not adopt such offerings. Changes in our partner's strategy may also adversely impact our ability to continue to make partnership offerings available in the future. Due to the multiple risks and difficulties associated with such activities, there can be no assurance that we will be successful in achieving our expected strategic, operating, and financial goals for any such partnership or alliance.

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
•
health emergencies or pandemics;
•
political instability, political or civil violence and threats of terrorism, including the geopolitical conflict between Russia and Ukraine as well as the evolving conflict in the Middle East;
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

In addition, our brand and reputation are also associated with our public commitments to various environmental, social and governance (ESG) initiatives, including our goals and targets for sustainability and inclusion and diversity. Our goals and targets are set to multiple time frames extending out through 2040, and our disclosures on these matters and any failure to achieve our goals and targets whether in the short-term, mid-term or long-term, could harm our reputation and adversely affect our customer relationships or our recruitment and retention efforts. In addition, positions we take or do not take on social issues may be unpopular with some of our employees, existing or potential customers, legislators or government regulators, advocacy groups or other stakeholders, which may impact our ability to attract or retain employees or customers.

Increasing focus on ESG matters has resulted in, and is expected to continue to result in, the adoption of legal and regulatory requirements, including those requiring climate, human rights and supply chain-related disclosures. New laws, regulations, policies and international accords relating to ESG matters are being developed and formalized in the U.S., Europe and elsewhere. If new laws or regulations are more stringent than current requirements, we may experience increased compliance burdens and costs to meet such obligations.

Political, civil and national conditions in the Middle East and other countries may adversely affect our business.

Of the development centers we maintain worldwide, two of our largest development centers are located in India and one in Israel. In Israel, our facilities are located in several different cities, with our main facility in the center of the country. Less than 15% of our workforce is located in Israel, with revenue from customers in Israel comprising less than 1% of total revenue. As a result, we are directly influenced by the political, economic and military conditions affecting Israel and its neighboring regions. Any major hostilities involving Israel could have a material adverse effect on our business. We maintain contingency plans to provide ongoing services to our customers in the event that escalated political or military conditions disrupt our normal operations. These plans include the transfer of some development operations within Israel to several of our other sites both within and outside of Israel. Implementation of these plans could disrupt our operations and cause us to incur significant additional expenditures, which could adversely affect our business and results of operations.

Conflicts in North Africa and the Middle East, including with countries which border Israel, have historically resulted in continued political uncertainty and violence in the region. Relations between Israel and Iran have been seriously strained and continue to deteriorate, especially with regard to Iran’s nuclear program and its support of various terrorist organizations and involvement in the current conflict. In addition, efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution in the past, and there have been numerous periods of hostility in recent years. On October 7, 2023, Hamas launched a terrorist attack on Israel, which has further evolved into an ongoing war with Hamas, and later on with additional terrorist organizations in the north of Israel. This has resulted in certain of our workforce shifting to remote work and some military reserve service call ups in Israel. The situation is developing and could lead to additional volatility and hostilities in the Middle East, which might require additional business or operational adjustments, and may result in additional costs and potential disruptions to our operations.

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

As a result of macro-economic conditions, including as a result of geopolitical events or other global or regional events such as pandemics, political instability or conflicts and threats and acts of terrorism, as well as the current inflationary environment, foreign exchange rates fluctuation may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur. Due to volatility in foreign exchange rates, particularly during periods of economic instability such as during the height of the financial crisis in fiscal year 2008 or the recent recessionary periods, for example, we may recognize higher than usual foreign exchange losses under interest and other expense, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with the global economic turbulence. Although we utilize hedging strategies to prevent significant impacts to our financial results, we believe that foreign exchange rates may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur.

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

Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of software components that we license from third parties or are assigned to us from our employees and contractors. As a developer of complex software systems, third parties may claim that portions of our systems violate their intellectual property rights.

Our customers and software developers, including us, have been and are becoming increasingly subject to infringement claims as the number of products and competitors providing software and services to the communications industry increases and overlaps occur. In addition, patent infringement claims are increasingly being asserted by patent holding companies, which do not use the technology subject to their patents, and whose sole business is to enforce patents against companies, such as us and our customers, for monetary gain. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products or offering our services, or prevent a customer from continuing to use our products. We also support service providers and media companies with respect to digital content services, which could subject us to claims related to such services. Our digital content services and offerings may also subject us to possible claims of infringement of the ownership rights to media content, for example, as well as to direct legal claims from retail consumers arising from the delivery of such services. Any of the foregoing risks may be heightened by our use of AI and Related Tools (For more information on risks related to AI and Related Tools, please see “Risk Factors — Our use of AI and Related Tools may adversely impact our business and subject us to possible litigation.”)

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

We use open source software in providing our solutions, and we may use additional open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Under such licenses, if we engage in certain defined manners of use, we may be subject to certain conditions, including requirements that we offer our solutions that incorporate the open source software for no cost; that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software; and/or that we license such modifications or derivative works under the terms of the particular open source license. In addition, if a third-party software provider has incorporated open source software into software that we license from such provider in a manner that triggers one or more of the above requirements, we could be required to disclose any of our source code that incorporates or is a modification of such licensed software. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained the open source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize products and subscriptions incorporating such software. In addition, generally open source software licenses do not contain any warranties and may not have available support from the authors or third parties from whom we license it. If such open source software contains prior defects, security vulnerabilities or infringes any third party right or we are unable to obtain or provide necessary support, we could be exposed to legal claims and significant legal expenses without the ability to seek contribution from the authors or third parties from whom we license open source software. If open source software that we utilize is no longer maintained, developed or enhanced by the relevant authors or third parties, our ability to develop new solutions, enhance our existing solutions or otherwise meet customer requirements for innovation, quality and price may be impaired.

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

Our ability to serve our customers depends on our ability to protect our systems and infrastructure against damage from fire, power loss, water damage, telecommunications and technology failure, cyberattacks, earthquake, severe weather conditions, terrorist attacks, vandalism and other similar unexpected adverse events. We also depend on various cloud providers, co-location data center providers and other third parties which provide us environments, tools and applications on which we provide our products. These environments, tools and applications may be unavailable on commercially reasonable terms or at all. Moreover, we do not control the operation of these third parties, and they may suffer interruptions in service from events beyond our control. In addition, we have experienced systems outages and service interruptions in the past, none of which has had a material adverse effect on us. However, a prolonged system-wide outage or frequent outages for our infrastructure or our cloud providers’ infrastructure could cause harm to our customers and to our reputation and reduce the attractiveness of our services significantly, which could result in decreased demand for our products and services and could cause our customers to make claims against us for damages allegedly resulting from an outage or interruption. Any damage or failure that interrupts or delays our operations could result in material harm to our business and expose us to material liabilities.

Product defects, software errors, or service failures could adversely affect our business.

Design defects or software errors may cause delays in product introductions and project implementations and damage customer satisfaction, and may have a material adverse effect on our business, results of operations and financial condition, which may not be fully cured by our subsequent remediation efforts. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

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

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.

We maintain various insurance policies including, but not limited to, directors’ and officers’ liability insurance, worker’s compensation insurance, errors and omissions insurance, cyber insurance, property damage and business interruption insurance and representation and warranties insurance in certain acquisitions. We maintain insurance in amounts believed to be consistent with our business and operations and industry practices, but we are not fully insured against all risks.

Notwithstanding the insurance coverage that we carry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed, under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

Changes in the tax legislation policies and regulations imposed by the jurisdictions in which we operate, the termination or reduction of certain government programs and tax benefits, or challenges by tax authorities of our tax positions could adversely affect our overall effective tax rate.

There can be no assurance that our effective tax rate of 16.0% for the year ended September 30, 2024 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Any changes in tax laws could have an adverse impact on our financial results. In addition, there has been a general expectation of increased audits of multinational groups by tax authorities in various jurisdictions. There is no guarantee that our effective tax rate will not be adversely affected as a result of any such activity.

In October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” The first pillar (“Pillar 1”) is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. Based on the guidelines published to date, the Company does not expect to fall within the scope of the rules of Pillar 1. The second pillar (“Pillar 2”) is focused on developing a global minimum tax rate of at least 15 percent (measured on a country by country basis) applicable to multinational groups with consolidated revenue over €750 million. Guernsey, as well as other jurisdictions where we operate, are included in the more than 140 countries which have agreed to enact legislation to implement the global minimum tax rate. Certain of the Pillar 2 rules are already in effect in some countries in which we conduct our business, and apply to our business in such countries for fiscal periods beginning on or after January 1, 2024, i.e. in our case - for the fiscal year beginning on October 1, 2024. The Pillar 2 rules are expected to come into effect in some other countries in which we conduct our business (including Guernsey) for fiscal periods beginning on or after January 1, 2025. Other countries in which we conduct our business are also actively considering changes to their tax laws to adopt the Pillar 2 rules. The Company is continuing to evaluate the potential impact on future periods of the Pillar 2 rules. It is difficult to assess at the present time to what extent such changes, if and when they are finally adopted, might adversely impact our effective tax rate.

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

We are reliant on third-party vendors in the provision of our product and service offerings, including our expanding cloud services and use of AI and Related Tools, including GenAI. Failure by any of our third-party vendors could interrupt our operations and the delivery of our product and service offerings, and/or significantly increase costs as we transition to a new vendor. Similarly, if any of these third-party vendors decide to significantly increase costs, it could have an adverse financial impact on our business, as it may require us to shift to a competing solution or redesign our solutions which might take considerable time, effort and money. Further, if a third party were to experience a material breach of its information technology systems which results in the unauthorized access, theft, use, destruction, or disclosure of customers’ or employees’ data or confidential information of the Company stored in such systems, the introduction of security vulnerabilities into the Company's systems or products or service offerings, including through cyberattacks or other external or internal methods, or the failure, disruption, delay or other compromise of the Company's operations, it could result in a material loss of revenues from the potential adverse impact on our reputation, our ability to retain or attract new customers, potential disruption or loss of services from the vendor and disruption to our business. Such a breach could also result in contractual claims or investigations by regulatory authorities and could lead to our being named as a party in consumer litigation brought by or on behalf of impacted individuals. For more information on risks related to cybersecurity and data privacy, please see “Risk Factors — If our security measures for our software, hardware, services or cloud offerings are compromised, and as a result, our data, our customers’ data, our IT systems, or our customers’ IT systems are accessed improperly, made unavailable, or improperly modified, our products and services are vulnerable and it may materially affect our business and result in potential legal liability.”

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

Our cash, cash equivalents and short-term interest-bearing investments totaled $514 million, as of September 30, 2024. Our short-term investments consist primarily of bank deposits, money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.

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
•
penetration of new markets, regions, customers and domains; and
•
general economic and political conditions, including the current macroeconomic uncertainty.

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

As of September 30, 2024, we had an aggregate of $650 million of outstanding indebtedness and we may incur additional indebtedness in the future. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section, including macroeconomic factors such as rising interest rates. There can be no assurance that we will be able to manage any of these risks successfully.

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

The market price of our ordinary shares has from time to time fluctuated widely and may continue to do so. Many factors could cause the market price of our ordinary shares to rise and fall, including:

•
market conditions in the industry and the economy as a whole, including the current trends in the global markets;
•
global or local geopolitical developments in the territories where we operate;
•
variations in our quarterly operating results;
•
changes in our backlog levels;
•
announcements of technological innovations by us or our competitors;
•
announcements by any of our key customers;
•
introductions of new products and services or new pricing policies or the discontinuation of products, services or business activities by us or our competitors;
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

As part of our strategy, we have pursued and may continue to pursue acquisitions, partnerships and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital offerings, 5G charging and policy, network and cloud technologies and expertise, and experience design and development. During fiscal year 2022, we completed the acquisition of two immaterial technology companies (Roam Digital, a digital consultancy agency, and DevOpsGroup, a company specializing in cloud and DevOps adoption). In June 2023, we acquired the service assurance business of TEOCO, executing on our network strategy of providing service providers with a holistic, end-to-end service orchestration offering, with the aim to assure the quality of service and enable the monetization of dynamic, next-generation customer experiences, and in August 2023 we completed the acquisition of ProCom Consulting, a digital transformation SI services and business consulting company. During fiscal year 2024, we acquired two companies, the larger of the two was Astadia, a company specializing in mainframe-to-cloud migration and modernization, as we further execute on our cloud strategy and another immaterial company.

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

Our software and services, which we develop, implement and manage in a unique accountability model, are designed to meet the business imperatives of our customers, create value for society and make our increasingly connected world more empowering by unlocking our customers’ innovative potential and enabling them to transform their boldest ideas into reality, and make customer experiences which are truly amazing. Our offerings are based on a product and services mix, using technologies and methodologies such as the cloud and cloud native, microservices, DevSecOps, low-code/no-code, edge computing, open source, bimodal operations, Site Reliability Engineering (SRE), open APIs and AI, GenAI, and ML. As a result, our offerings enable service providers to efficiently and cost-effectively engage their customers, introduce new products and services, automate service and network operations, monetize connectivity and content, support new business models and generally enhance their understanding of their customers. Our technology, design-led thinking approach and expertise help service providers accelerate their journey to the cloud, enhance their entertainment offerings, deploy and manage existing and next-generation networks, and serve their customers across all channels. In order to fulfill our responsibilities to our customers, we sometimes engage third-party vendors and system integrators providing complementary products and services, including hardware and software, as well as cloud consumption and related services.

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

We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G standalone, fixed wireless access (FWA), and fiber networks and their transformation into digital service providers to provide connectivity services, content and applications (apps) on any device through digital and non-digital channels. It is also driven by the trend towards integrated service offerings which we believe is leading to continued merger and acquisition activity among our customers who then require systems consolidation, which we provide, to ensure a consistent customer experience at all touchpoints. Our solutions enable service providers to help their consumer and enterprise (B2B) customers navigate the increasing number of devices, services, partner services and plans available in today’s digital world and the need of service providers to cope with the rapidly growing demand for content and data that these devices and services create, as well as to compete with over-the-top (OTT)-focused players. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering an amazing customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

We invest time and resources to identify and address cybersecurity risks, including risks that our customers face with regard to our systems, products or services. We periodically review and update our policies and procedures as needed, benchmarking against industry best practices. Our policies and procedures are designed to protect the integrity and security of our products and services and follow guidelines for secure development practices. These policies and procedures as well as our cybersecurity strategies, including those related to cybersecurity risk, materiality assessment, incident response and disaster recovery, are periodically evaluated by our management and Board of Directors. To foster a culture of security awareness and responsibility among our workforce we utilize educational tools, such as cybersecurity awareness training, and reporting procedures and tools, such as our 24/7 global cybersecurity center. Additionally, in light of the transition across the globe to a hybrid working environment, we have enabled secure solutions for collaboration and remote connectivity. We also work with our customers and use overlapping controls to defend against cybersecurity attacks and threats on customers’ networks, end-user devices, servers, applications, data and our cloud solutions.

As we work with our customers and partners to create a better-connected world, we seek to make a difference and we incorporate this commitment into our business culture, innovation, products and operations. ESG priorities are integral to our operations, and we seek to follow a comprehensive approach in our sustainability journey. We were included in TIME magazine’s list of the World’s Most Sustainable Companies (2024), and on the 2023 S&P Dow Jones Sustainability Index (DJSI) North America, placed in the S&P Global’s Corporate Sustainability Assessment (CSA) Yearbook, and received high ratings in the Carbon Disclosure Project (CDP) and EcoVadis, a leading provider of business sustainability ratings and assessments. We place high value on protecting the environment and minimizing negative environmental impacts that may be created by our operations, and are seeking to create sustainable products and services. For example, as we take the industry to the cloud, leveraging the economies of scale offered by the public cloud and the attributes of our cloud offerings, our customers should be better positioned to subsequently reduce their reliance on costly, space and energy-consuming hardware components. Our GenAI platform, amAIz, is designed to help make telecom processes more efficient, including, for example, by offering human agents digital GenAI-powered assistants, known as Copilots, designed to improve productivity and reduce the resources required to resolve customer issues; or by rapidly analyzing network issues and reducing the need for physical network inspections or visits to customer homes. We have set a long-term climate change goal of becoming carbon neutral in our business operations (Scopes 1 and 2) by 2040 and also to reach 100 percent electricity from renewable sources by 2040. We have also set goals approved by the Science Based Targets Initiative to reduce our Scope 1 and 2 greenhouse gas (GHG) emissions by 21% by end of fiscal year 2024 (from a 2019 base fiscal year). We are committed to diversity, equity and inclusion, believing a gender diverse, multi-cultural and multi-generational workforce provides strength and a competitive advantage. We seek to create a welcoming work environment for all employees, regardless of age, disability, ethnicity, gender, religion or sexual orientation. We run internal programs to increase representation and empower female employees, promote initiatives designed to increase the representation of persons with disabilities and from different ethnicities, and strive to create a working environment where employees from the LGBTQ+ community will feel safe and included. As we commit to enriching the lives of our employees, which we have encapsulated in our new employer brand “Live Amazing. Do Amazing”, launched in fiscal year 2024, our efforts focus on providing a people-centric work environment, understanding that flexibility is key, from unlimited vacation to flexibility around how, when, and where a person works. We provide opportunities for growth and professional development, embracing a culture of continuous learning and upskilling, and have significantly expanded our employee well-being programs and investments. For the communities in the areas in which we operate, we implement a number of empowerment activities and initiatives, including digital inclusion programs, STEAM education, and environmental awareness.

Our business is conducted on a global basis. We maintain development and support facilities worldwide, including Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States and have operations in North America, Europe, Eurasia, Israel, Latin America, Africa and the Asia-Pacific region.

Industry Background

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with a focus on customer experience, migration to the cloud, next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities, investing in 5G and fiber rollouts, to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media; entertainment; enterprise enablement; Internet of Things (IoT); and digital lifestyle services, all of which are driving growth in the demand for multi-modal customer engagement capabilities, data and GenAI.

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

To capture new revenue streams, service providers are expanding within existing and non-traditional business models and deploying new network technologies such as 5G standalone networks, fixed wire access and fiber. We believe 5G will enable service providers to grow their enterprise revenues through the introduction of new business models such as B2B2x, the rollout of mobile private networks (MPN) and by exposing network-as-a-service (NaaS) functionality. As a result, we expect service providers will continue to place an emphasis on modernization and transformation projects for their networks and operational and business systems as they seek to introduce these new offerings, migrate to the cloud and offer innovative new services for both enterprise customers and individual consumers, and monetize these new capabilities.

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

Business Strategy

Our goal is to provide software and services solutions and support to primarily communications and media companies of all sizes as they digitally transform, accelerate their migration to the cloud and remain competitive. We seek to accomplish our goal by pursuing the strategies described below.

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
•
Continued Expansion into New Geographies and Emerging Markets. We seek to grow our customer base by expanding into new markets inside the regions we currently serve and serving the needs of service providers operating in emerging markets. While we have a strong presence overall in developed markets, there are areas in which we believe we can further expand our presence. In fiscal year 2024 for example, we succeeded in growing our activities in Europe, and expanded in our Rest of World outside of North America, including in the United Arab Emirates and Japan. In emerging markets, prepaid subscriber growth remains high and average revenue per user remains relatively low in comparison to more developed markets. In order to increase subscriber revenue, service providers are focusing on customer experience and on increasing capacity, particularly for data and content offerings, as key competitive differentiators. Our existing and prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus to customer experience and on increasing bandwidth and providing content helps to create the wide spectrum of emerging market service providers that require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience solutions.
•
Provide Customers with an Open, Dynamic and Cloud-Native Portfolio to Meet Key Industry Trends. With our offerings, we seek to accelerate our customers’ journey to the cloud and help them differentiate in the 5G era so they can deliver an always-on customer experience that is intuitive, simple, personal and valuable at every point of service. We provide solutions across digital business systems and legacy business and operational support systems (BSS/OSS) and network domains and multiple lines of business, including wireline, wireless, broadband, cable, satellite services, IoT and digital services. The business integration of our systems, supporting commerce, monetization and network automation, is achieved through a central, cloud-native catalog, built on an open, API-first and microservices-based approach to enable third-party integration. We believe that our ability to provide a broad, open, dynamic, modular, GenAI-embedded and cloud-native portfolio, with certified end-to-end business processes deployed using best practice DevSecOps, helps position us as a strategic partner for our customers as they seek to migrate to the cloud and continue to transform into digital service providers. This provides us with multiple avenues for strengthening and expanding our ongoing customer relationships. Our strategic collaborations with Amazon Web Services, NVIDIA, Microsoft Azure, Google Cloud and Oracle Cloud Infrastructure will further enable service providers to offer new and differentiated services to drive growth, customer loyalty and value-add with fast, intelligent, and agile interactions, and a wide ecosystem of third-party partners.

•
Lead with innovative technology to better serve our customers. We look to provide our customers with leading technologies designed to address industry-specific challenges and opportunities so that they can differentiate themselves with new offerings, accelerate their time to market, and optimize their operations. GenAI is one such technology, which we are implementing in different ways, including via our GenAI platform, amAIz, building our telecom-tailored GenAI agents and use-case factory, and infusing GenAI across our products and services. As a result, service providers may deploy GenAI in various ways across their businesses, from customer experiences to network provisioning. We also believe our GenAI capabilities may enable service providers to deliver increased efficiencies and productivity, as well as benefit our own operations. Underpinning our product capabilities is a broad set of data, AI and Related Tools, and services designed to ensure our customers are able to harness data from across their operating ecosystem to deliver better experiences for their customers. We believe that our amAIz platform, and strategic collaborations with Microsoft and NVIDIA, may position us to increase the adoption of GenAI applications and services across the communications industry.
•
Expand Our Managed Services Capabilities. We seek to assume responsibility for the operation, development and management of our customers’ Amdocs systems, as well as systems developed by in-house IT departments or by other vendors. Our mandate can extend across the service provider’s entire IT and network automation environment and encompass key business process operational needs, organizational readiness preparation and employee upskilling. Many of these projects involve what we call managed transformations: a multi-year project in which we modernize legacy systems while operating them, and then continue to provide managed services once the transformation is complete, usually to a cloud infrastructure. Our customers receive predictable service levels based on agreed-upon key performance indicators, access to a global repository of automation processes, as well as improved efficiencies and long-term savings over the day-to-day costs of operating and maintaining these systems. Managed transformations also provide an improved end-user experience, so service providers can focus on their own internal strengths and strategy to grow their business, leaving system concerns to us. We are continuing to expand our cloud operations, covering the full cloud management lifecycle, including cloud cost optimization (FinOps), multi-cloud management, cloud security, and cloud workloads. We expect embracing GenAI as a part of our next generation of managed services will enable us to assist our customers in streamlining application management, dynamically addressing operational issues, and improving resiliency. Managed services also benefit us, as they can be a source of predictable recurring revenue and long-term relationships.
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

The Amdocs Offerings

Our understanding of our customers’ business needs and the importance of delivering an amazing experience to their end users provide the framework for our portfolio of capability-based products and services. Our offerings are designed to meet the challenges facing our customers as they roll out 5G, fixed wireless access and fiber networks, migrate to the cloud, introduce GenAI solutions and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. They enable modular expansion as a service provider evolves, ensuring lower-cost and reduced-risk implementations, while their microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps. With our portfolio’s open and modular structure, organized by capability such as monetization, commerce and care, service and network automation, consulting, delivery, systems integration, operations and others, and matched to industry standards, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market and value. In the second quarter of fiscal year 2024, we released Amdocs CES24, a leading telco-native GenAI-led customer experience suite, spanning business, operations and network domains, and which includes our Customer Engagement Platform, Amdocs Monetization Suite, Amdocs Intelligent Networking Suite and Amdocs Catalog. CES24’s introduction of CES Copilot, a set of embedded GenAI-driven assistants powered by the amAIz platform, a first-in-class telco-GPT platform, is designed to empower service providers to transform their business across all domains and customer segments, with increased agility, enhanced efficiency, cost-effectiveness and next-level customer and employee experience.

The Customer Engagement Platform is an Amdocs-Microsoft relationship management (CRM) solution serving both the consumer (B2C) and enterprise (B2B) markets. Alongside the CES Copilot’s natural language processing, sentiment analysis, conversational AI and generative content creation capabilities, this CRM solution leverages the power of Microsoft Dynamics 365 and Azure to deliver unified and omni-channel AI-driven customer journeys. The platform spans the entire customer lifecycle – marketing, commerce, sales, ordering, and customer service – and leverages Amdocs Low-Code Experience Platform for accelerated introduction of new customer experiences, and rapid go-to-market for any product or bundled offering, over any channel, in real time and at scale.

The Amdocs Monetization Suite enables our customers to monetize their broad set of services and offerings, from traditional connectivity, through content and entertainment, to advanced digital services enabled by 5G, edge, cloud and programmable networks. These solutions enable service providers to leverage new monetizable network elements to introduce new monetization models as well as new business models (e.g., B2B2x, private mobile networks, and network-as-a-service), aligned with the needs of the integration era and the partner-powered economy.

The Amdocs Intelligent Networking Suite set of solutions provides end-to-end service orchestration, supporting the orchestration of complex services across multiple domains such as 5G, software-defined networks/network function virtualization (SDN/NFV), cloud and edge. It leverages CES Copilot’s capabilities around intent recognition, policy optimization, anomaly detection and root cause analysis, and ensures closed-loop, intent-driven, end-to-end network and service lifecycle automation, enhancing the customer service consumption experience and improving service providers’ operational efficiency.

The Amdocs Catalog spans the entire CES24 suite, and its embedded business intelligence combined with Copilot assistance, enables service providers to develop and rapidly go-to-market with innovative services and bundles combining connectivity, content, partner’s digital services, new monetizable elements (e.g., quality of service, slicing, API usage) and physical devices, targeting both consumer and business segments.

The CES24 B2B portfolio enables service providers to serve different customer segments such as small and medium businesses (SMBs), enterprise and government customers. CES24 introduces CPQ Pro, the next-generation Configure Price Quote application, designed specifically for communications service providers and infused with GenAI capabilities designed to increase deal-closure ratios, facilitate automation, and accelerate revenue.

The suite also optimizes and automates service provider operations by modernizing their IT and network stacks with cloud-native products built over Amdocs Microservices Management Platform to ensure agility and IT velocity, and with embedded data-driven intelligence powered by the Amdocs AI & Data Platform and the Amdocs amAIz platform to utilize telco-specific GenAI capabilities for various business and operational needs, in a simple, trusted, secured and cost-effective manner. Our AI and data offerings widely span various aspects of the service provider’s business, with detailed use cases embedded within our products and best practices to help service providers become truly data-driven organizations.

We also offer Amdocs Subscription Marketplace, a SaaS-based platform designed to empower service providers to aggregate and monetize partners in a frictionless way to enable a superior customer experience. The platform includes an expansive network of pre-integrated digital services, ranging from media, gaming, eLearning, sports and retail to security and business services. Our Amdocs connectX, a cloud-native ‘telco-in-a-box’ software-as-a-service platform, is designed for digital telecom brands covering care, commerce, ordering and monetization needs. The Amdocs eSIM Cloud enables service providers to offer “digital SIM” (eSIM) for any device, download method and line of business – consumer, enterprise and IoT from Apple, Samsung, Microsoft, Google and other device manufacturers, while our mature cybersecurity practices and service help protect and manage enterprises.

Our broad portfolio of services capabilities ranges from consulting, experience design, data, cloud, network services, delivery, to quality engineering (testing), operations, systems integration, and content services, across a wide variety of platforms and technologies. The extent and scope of services provided varies from customer to customer, depending on each customer’s unique needs. Our services engagements can range in size and scope and include advising customers on business and technical strategy, designing and implementing particular business solutions, managing specific business operations processes, adopting DevSecOps, migrating applications to, and operating them on, the cloud, migrating mainframe systems to the cloud, and orchestrating large-scale transformation projects. We also provide end-to-end application development and maintenance, from ideation to deployment, managing all steps of the development lifecycle, supporting bi-modal development methodologies, as well as ongoing maintenance.

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

Our managed services, including those using AI and Related Tools, predictive analytics, and robotic process automation, are designed to enable service providers’ IT and network departments to keep pace with the speed of business requirements as they continue their journey towards zero-touch operations, provide faster time to market for new services as well as the cost-effective management of existing offerings. Our Cloud Management Platform supports more agile and reliable operations and also includes dedicated tools that automate tasks that would traditionally require various software development skills. It contains a set of advanced technologies, blueprints, automated processes and integrations to external applications to enable our services across many aspects of the IT lifecycle in service provider environments. These services include solution development, quality engineering, cloud migration and operations, FinOps, hyper-automation, governance and more. Managed services provide multi-year, flexible and tailored support, managing IT, business processes and applications services, such as application development and maintenance, operations, IT and infrastructure hosting, cloud operations and in-house developed practices, and legacy modernization.

Our quality engineering services are designed to help modernize our customers’ approach to testing. They combine upskilling our customers’ organization, employing our AI-driven test automation platform, and integrating a DevSecOps approach to ensure faster time to market combined with higher product quality. We support the complete quality engineering spectrum of services, from project-based to enterprise-level engagements, and cover consulting through execution on quality engineering services throughout the entire software development lifecycle and into production. Our services in this domain include enabling organizations to scale their testing capabilities with greater speed and accuracy, as well as accelerate operations through continuous quality, integration, optimization of test cases and environment management quality engineering services, and implement next-generation technologies in areas such as predictive AI, GenAI-assisted, and data quality engineering.

Our mobile network services help customers deploy and operate their next-generation networks, from 5G to fiber. Through our end-to-end services, we provide design, engineering, and operations, leading to optimized networks operations to lower costs and enhance the customer experiences. Our services are backed by a full suite of network and workflow automation software, helping improve our customers’ time to market with increased efficiency and quality.

Our data intelligence services are designed to align with every phase of the data lifecycle, from the initial strategy and architecture to implementation and ongoing management. We support a range of organizational needs, including digital transformations, mergers and acquisitions, cloud adoption, and the demands of next-generation networks. This support extends to managing AI and analytics use cases, to help our customers effectively integrate AI and GenAI into their broader business strategies.

Our cloud services help enterprises to adopt, migrate and operate on the cloud, and include strategy services to help ensure governance and compliance across the organization, as well as engineering services to help customers set up, run and optimize their cloud operations. We modernize and migrate both Amdocs and non-Amdocs applications and workloads to the cloud, and provide security services to help enterprises enhance their security posture and protect against human error and malicious actors. We are leveraging our expertise in cloud, cloud data, automation, and processes to help our customers prepare to scale with AI, ML operations and GenAI operations.

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

Our experience design services enable our clients to deepen their engagement with customers and expand into new markets to create new revenue streams. By integrating advanced experience design, outcome-driven innovation in application development, data and technology modernization, and enterprise platform implementation, we deliver solutions that work for our clients’ customers and their business.

With an extensive range of end-to-end media supply chain services enabled by AI/ML that can be rapidly and flexibly deployed, services and solutions are designed to enable content owners, service providers and distributors to power and deliver unparalleled entertainment experiences, anywhere and on any platform. From content packaging and delivery, localization, mastering, QC, metadata and media library clean-up, through to building new, or enhancing existing services with content and subscription offerings; our end-to-end content ecosystem delivers accessible and effective solutions for content owners and distributors.

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
•
Cloud Flexibility. Architected to run in public, on-premise and hybrid cloud environments, on certain popular prior product versions, and across a variety of providers based on customer needs.
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
•
GenAI. Leveraging GenAI built on foundational large language models (LLMs) and a telecom-specific GenAI framework to improve our existing product and service offerings and create new and enhanced experiences (ranging from context-aware customer care interactions to resource-aware network operations).

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

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and system integrators that provide complementary products and services. We also have value-added reseller agreements with leading hardware and software vendors. Our sales and marketing activities also support projects with our partner ecosystem in domains such as digital and consumer experience, media and entertainment, IoT, data intelligence, security and privacy, the cloud and open source. Partner companies include Amazon Web Services, NVIDIA, Microsoft, Intel, Google, Snowflake, Oracle, Redhat, Dell EMC and VMware, Hewlett Packard Enterprise and IBM, Intel and BMC, as well as start-up companies.

Customers

Our target market is comprised of service providers in the communications and media industry that require customer experience solutions with advanced functionality and technology. The companies in our target segment are typically market leaders. By working with such companies, we help ensure that we remain at the forefront of developments in the industry and that our product offerings continue to address the market’s most sophisticated needs. Additionally, we deliver experience-driven and cloud transformations for customers in other industry verticals, such as financial services. We have a global orientation and customers in approximately 90 countries.

Our customers include service providers, such as:

A1 Bulgaria	Paramount
A1 Telekom Austria Group	Partner
ABN Amro Bank NV	PLDT
Airtel	PPF Telecom Group
Altice France	Proximus
Altice USA	Rogers
América Móvil	Safaricom
AT&T	SES
AT&T Mexico	Singtel
Azercell	Sky Italia
Bank Hapoalim	Sky UK
Beeline	StarHub
Bell Canada	Sunrise
Bharat Sanchar Nigam Limited (BSNL)	Telefónica Argentina (Movistar)
Botswana Telecommunications Corporation	Telefónica Brasil (Vivo)
BT	Telefónica Chile (Movistar)
Cable & Wireless	Telefónica Peru (Movistar)
Capita	Telenet
Cellcom	Telia Norway
Charter Communications	Telia Sweden
Claro Argentina	Telkom SA
Claro Brasil	Telkomsel
Claro Chile	Telstra
Claro Dominican Republic	TELUS
Claro Puerto Rico	Three Ireland
Colt Technology Services	Three UK
Comcast	Thryv
Consolidated Communications	TIM Brazil
DELTA Fiber	TPG Telecom
Deutsche Telekom	True
Dish	Turner
DTV	T-Mobile
EE	UPC Broadband
Elisa	US Cellular
etisalat by&e	VEON
Far EasTone	Verizon
Fastweb	Virgin Media
Flow	Vodacom
Foxtel	Vodafone Albania
Frontier Communications	Vodafone Czech Republic
Globe Telecom	Vodafone Germany
J:COM	Vodafone Hungary
KT	Vodafone Idea
Kyivstar	Vodafone Ireland
LG Uplus	Vodafone Italy
Liberty Global	Vodafone Romania
Lumen	Vodafone Spain
M1	Vodafone Turkey
Magyar Telekom	Vodafone UK
Maxis	VodafoneZiggo
Melon Digital	Warner Bros
Merto Fibernet	Wind Tre
MGM+	Winity Telecom
MTS	XL Axiata
NTT Infrastructure Network Corporation
Optus
Orange Belgium
Orange Liberia
Orange Spain

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	Year Ended September 30,
	2024	2023	2022
North America	66.5%	67.7%	67.8%
Europe	14.5%	14.4%	12.7%
Rest of the World	19.0%	17.9%	19.5%

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
•
network equipment providers such as Ciena, Ericsson, Huawei, and Nokia, (some of whom we also cooperate with in certain opportunities and projects and some of whom also have BSS/OSS offerings); and
•
niche domain players, often start-up companies, which compete against particular parts of our portfolio, such as Matrixx in charging; Hansen in catalog; Aria Systems, Stripe, Zuora in subscription billing; Deluxe Media and iNDEMAND in media; Slalom in cloud consulting; Material+ and Work & Co in experience design.

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

Property, Plants and Equipment

Our principal capital expenditures for fiscal years 2024, 2023 and 2022 have been for computer equipment and software in our operating facilities and development centers, for which we spent approximately $72 million, $84 million and $92 million, respectively, and for the development of our new campus in Israel, for which we spent approximately $116 million in fiscal year 2022, (the amounts for fiscal years 2023 and 2024 were immaterial as we completed the move into our new campus during fiscal year 2023).

Facilities

Our properties consist of leased and owned (only in Ra’anana, Israel) facilities an aggregate of approximately 2.9 million square feet worldwide, including significant leases in the Canada, Cyprus, India, Israel, the Philippines, Mexico, the United Kingdom and the United States. The following table summarizes information with respect to the principal facilities leased and owned by us and our subsidiaries as of September 30, 2024:

Location	Area (Sq. Feet)
Americas	543,116
EMEA	1,076,941
APAC	1,311,920
Total	2,931,977

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

Equipment

We develop our solutions over a system of Linux and Windows servers owned or leased by us, as well as over cloud providers. We use a variety of software products in our development centers, including products by Microsoft, CouchBase, Syncsort, Red Hat, Oracle, CA, IBM, Hewlett-Packard or others. Our data storage is based mainly on equipment from EMC, InfiniDat, IBM and Hewlett-Packard.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications and media industry service providers in both developed countries and emerging markets. We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G standalone, fixed wireless access (FWA), and fiber networks and their transformation into digital service providers to provide connectivity services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate their offerings by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with a focus on customer experience, migration to the cloud, next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities and investing in 5G and fiber rollouts to meet the demand for increased bandwidth, faster pace of innovation for new digital services and introducing GenAI, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media; entertainment; enterprise enablement; Internet of Things (IoT); and digital lifestyle services, all of which is driving growth in the demand for multi-modal customer engagement capabilities, data, and GenAI.

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

In part, we have sought, through acquisitions, to expand our products and services offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions (including our fiscal year 2022 acquisitions of Roam Digital and DevOpsGroup, our fiscal year 2023 acquisitions of the service assurance business of TEOCO, and of ProCom Consulting and our fiscal year 2024 acquisitions of Astadia, and the network engineering businesses of Pramira), which, among other things, we believe will enable us to expand our 5G, fiber, digital and cloud-native capabilities, service assurance and cloud migration expertise. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths.

In evaluating Amdocs’ portfolio of products, services and business activities in relation to our strategic investment priorities for fiscal year 2025, we decided to phase out several low-margin, non-core business activities that we believe are becoming commoditized and hold little potential for long-term value addition or profitability enhancement in the future. These activities, which generated revenue of approximately $600 million in fiscal year 2024, included, among others, certain low-margin software and hardware partner activities, Vubiquity’s transactional video on demand business and other non-core subscription services. These activities were substantially already ceased in the first quarter of fiscal 2025.

The Amdocs Offerings

Our portfolio consists of software and services that address service providers’ business and operational needs. Our offerings, grouped by technology capabilities such as monetization, commerce and care, service and network automation, are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud, introduce GenAI solutions, and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. Our software is designed to enable modular expansion as a service provider evolves, and its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps.

Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting, experience design, data, cloud, network services, to delivery, quality engineering (testing), operations, systems integration, and content services. Our managed services provide multi-year, flexible and tailored support, managing IT business processes and applications services. They include application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We believe that our business model of developing mission-critical software, deploying it at our customers and then operating it and supporting it on an ongoing basis, provides Amdocs with a high level of recurring revenue. This, together with our scalable global resource allocation model and our continuous operational excellence, automation and efficiency improvements, enables us to deliver consistent operating margin performance over time.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In fiscal year 2024, customers in North America accounted for 66.5% of our revenue, while customers in Europe and the rest of the world accounted for 14.5% and 19.0%, respectively. We maintain development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States. Historically, AT&T has been our largest customer, accounting for 24.5% and 23.8% of our revenue in fiscal years 2024 and 2023, respectively. In fiscal years 2024 and 2023, our next largest customer, T-Mobile, accounted for 22.6% and 23.1% of our revenue, respectively. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 70% of our revenue in fiscal years 2024 and 2023. We believe that demand for our solutions is primarily driven by the following key factors:

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
•
new communications technologies such as 6G wireless technology, 5G wireless technology, fixed wireless access, eSIM, Wi-Fi 6, and Narrowband IoT (NB-IOT),
•
adoption of AI, including GenAI, ML, robotic process automation (RPA), and natural language processing (NLP) edge computing, network and service automation, and blockchain, and;
•
additional evolution of technology in select domains, including edge computing, quantum computing, serverless compute and blockchain among others.
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
•
automating, introducing GenAI, and integrating business processes that span service providers’ business systems and network solutions;
•
leveraging GenAI to optimize employee processes, simplify development of systems, and drive agility in the resolution of operational issues;
•
implementing and integrating new next-generation networks (and retiring legacy networks) to deploy new technologies; and
•
transforming fragmented legacy OSS to introduce new, orchestrated and automated services in a timely and cost-effective manner.

Revenue from managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $2.90 billion and $2.86 billion of revenue in fiscal years 2024 and 2023, respectively. In managed services contracts, revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems and may see also additional modernization cycles in our more mature managed services engagements. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from insertion of automation tools, AI, GenAI, operational efficiencies and from changes in the geographical mix of our resources.

Research and Development, Patents and Licenses

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and media industry and to provide new and enhanced functionality to our existing product offerings. We leverage leading-edge development technologies and associated technologies, for example, GenAI, DevSecOps, CI/CD and Agile, to ensure we are able to develop and deliver our solutions efficiently and cost-effectively.

Substantially all of our research and development expenditures are directed at our solutions. In recent years, we have also invested our research and development efforts in network control, optimization and orchestration and network functions virtualization technologies; applications to enable service providers to deploy and monetize technologies such as fiber, LTE, 5G, small cells and Wi-Fi; big data analytics and intelligence capabilities leveraging AI, GenAI and NLP toward consumer and business satisfaction, marketing effectiveness and network operations and experience; increased focus for the business segment, digital, commerce and entertainment domains; platforms for processing, distributing and monetizing content globally and on foundational technologies including microservices and all major cloud providers. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

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

Operating Results

The following table sets forth for the fiscal years ended September 30, 2024, 2023 and 2022, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Year Ended September 30,
	2024	2023	2022
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	64.9	64.7	64.6
Research and development	7.2	7.7	7.8
Selling, general and administrative	11.4	11.7	11.5
Amortization of purchased intangible assets and other	1.2	1.2	1.6
Restructuring charges	2.6	1.5	—
	87.4	86.6	85.5
Operating income	12.6	13.4	14.5
Interest and other expense, net	(0.7)	(0.4)	(0.6)
Gain from sale of a business	—	—	0.2
Income before income taxes	11.8	13.0	14.2
Income taxes	1.9	1.9	2.2
Net income	9.9%	11.1%	12.0%
Net income attributable to noncontrolling interests	0.06	0.05	—
Net income attributable to Amdocs Limited	9.9%	11.1%	12.0%

Fiscal Years Ended September 30, 2024 and 2023

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2024, compared to the fiscal year ended September 30, 2023. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2024	2023	Amount	%
	(In thousands)
Revenue(1)	$5,004,989	$4,887,550	$117,439	2.4%
Operating expenses:
Cost of revenue	3,249,598	3,159,941	89,657	2.8
Research and development	360,798	374,855	(14,057)	(3.7)
Selling, general and administrative	572,845	570,707	2,138	0.4
Amortization of purchased intangible assets and other	62,052	57,156	4,896	8.6
Restructuring Charges	131,088	70,901	60,187	84.9
	4,376,381	4,233,560	142,821	3.4
Operating income	628,608	653,990	(25,382)	(3.9)
Interest and other expense, net	(37,537)	(17,629)	(19,908)	112.9
Income before income taxes	591,071	636,361	(45,290)	(7.1)
Income taxes	94,750	93,399	1,351	1.4
Net income	$496,321	$542,962	$(46,641)	(8.6)%
Net income attributable to noncontrolling interests	3,124	2,253	871	38.7
Net income attributable to Amdocs Limited	$493,197	$540,709	$(47,512)	(8.8)%

(1)
Geographic Information:

	Year Ended September 30,		Increase (Decrease)
	2024	2023	Amount	%
	(In thousands)
North America (mainly United States)	$3,325,967	$3,306,988	$18,979	0.6%
Europe	726,226	703,141	23,085	3.3
Rest of the world	952,796	877,421	75,375	8.6
Revenue	$5,004,989	$4,887,550	$117,439	2.4%

Revenue. Revenue increased by $117.4 million, or 2.4%, to $5,005.0 million in fiscal year 2024, from $4,887.6 million in fiscal year 2023. The increase in revenue for fiscal year ended September 30, 2024, was attributable to increased activity across all regions. Revenue for fiscal year 2024 increased by 2.7% compared to fiscal year 2023, excluding approximately 0.3% negative foreign currency fluctuations impact. Revenue from our two largest customers increased in aggregate by 3.0 % in fiscal year 2024 compared to fiscal year 2023, while revenue from all other customers also increased in aggregate by 2.5%, excluding approximately 0.6% negative foreign currency fluctuations impact.

In fiscal year 2024, revenue from customers in North America, Europe and the rest of the world accounted for 66.5%, 14.5% and 19.0%, respectively, of total revenue, compared to 67.7%, 14.4% and 17.9%, respectively, in fiscal year 2023.

Revenue from customers in North America increased in absolute amount in fiscal year 2024, primarily attributable to higher revenue from key customers in North America. Revenue from customers in North America increased in fiscal year 2024, while total revenue increased at a higher rate, primarily due to slower pipeline to sales conversion, which resulted in a decrease of revenue from customers in North America as a percentage of total revenue.

Revenue from customers in Europe as a percentage of total revenue remains stable. Revenue from customers in Europe increased in absolute amount in fiscal year 2024, as a result of an increase in managed services arrangements, as we expand our presence in this region.

Revenue from customers in rest of the world increased significantly in fiscal year 2024, as project and managed services activities continued to ramp up with various customers, primarily in the Asia-Pacific region.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products and services, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $89.7 million, or 2.8%, to $3,249.6 million in fiscal year 2024, from $3,159.9 million in fiscal year 2023. The cost of revenue as a percentage of total revenue slightly increased, from 64.7% in fiscal year 2023 to 64.9% in fiscal year 2024. The slight increase in cost of revenue as a percentage of revenue, was commensurate with revenue growth. Our cost of revenue was positively impacted by our continued focus on operational efficiency improvements and by foreign exchange fluctuations.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $14.1 million, or 3.7%, to $360.8 million in fiscal year 2024, from $374.9 million in fiscal year 2023, and decreased as a percentage of total revenue from 7.7% in fiscal year 2023, to 7.2% in fiscal year 2024. The decrease is attributable to accelerated research and development investments in prior periods. We continue to invest in our cloud offerings, 5G and network related innovation, AI and GenAI capabilities and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, slightly increased by $2.1 million, or 0.4%, to $572.8 million in fiscal year 2024, from $570.7 million in fiscal year 2023. Selling, general and administrative expense decreased as a percentage of total revenue from 11.7% in fiscal year 2023, to 11.4% in fiscal year 2024. This decrease was primarily attributable to costs reduction attributable to a focus on operational excellence through disciplined resource management and automation to drive efficiency improvements, which were partially offset by an increase in the account receivable allowances. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other increased by $4.9 million, or 8.6%, to $62.1 million in fiscal year 2024, from $57.2 million in fiscal year 2023. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to recent completed acquisitions, partially offset by a completion of amortization of previously purchased intangible assets and a decrease in acquisition-related costs.

Restructuring Charges. Restructuring charges in fiscal year 2024 were $131.1 million, increased by $60.2, from $70.9 in fiscal year 2023. The increase was due to actions taken under a new restructuring plan in fiscal year 2024, mainly comprised of employee's severance expense and benefits arrangements. The Company expects to execute the remainder of the 2024 restructuring plan over the next several quarters. For the restructuring charges for the comparable period and for more details, please see Note 10 to our consolidated financial statements.

Operating Income. Operating income decreased by $25.4 million, or 3.9%, to $628.6 million in fiscal year 2024, from $654.0 million in fiscal year 2023. Operating income decreased as a percentage of total revenue, from 13.4% in fiscal year 2023 to 12.6% in fiscal year 2024. The decrease in operating income was attributable primarily to an increase in restructuring charges recorded in fiscal year 2024 compared to fiscal year 2023, as discussed above. Excluding the restructuring charges of $131.1 and $70.9 million recorded in fiscal years 2024 and 2023, respectively, our operating income as a percentage of revenue would have increased by 60 basis points, primarily as a result of continued focus on operational excellence through disciplined resource management, automation, and tools leveraging AI as well as GenAI, to drive additional cost savings and efficiency improvements. Our operating income was positively affected by foreign exchange impacts.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net expense of $17.6 million in fiscal year 2023 to a net expense of $37.5 million in fiscal year 2024. The change was primarily attributable to increase in interest expenses net of interest income, as a result of lower level of cash balances, changes in minority equity investments measured at fair value, and to a lesser extent, an increase in adverse foreign exchange fluctuation charges.

Income Taxes. Income taxes for fiscal year 2024 were $94.8 million on pre-tax income of $591.1 million, resulting in an effective tax rate of 16.0% in fiscal year 2024, compared to 14.7% in fiscal year 2023. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period, please see Note 11 to our consolidated financial statements.

Net income attributable to Amdocs Limited. Net income decreased by $47.5 million, or 8.8%, to $493.2 million in fiscal year 2024, from $540.7 million in fiscal year 2023. The decrease in net income is primarily attributable to a decrease in operating income, primarily as a result of an increase in restructuring charges and an increase in interest and other expense, net.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.24, or 5.3%, to $4.25 in fiscal year 2024, from $4.49 in fiscal year 2023. The decrease in diluted earnings per share was attributable to a decrease in net income, partially offset by a decrease in the diluted weighted average number of shares outstanding, which resulted from share repurchases. The restructuring charges of $131.1 million and $70.9 million in fiscal years 2024 and 2023, decreased the diluted earnings per share by $0.98 and $0.46, respectively. Please see also Note 21 to our consolidated financial statements.

Results of Operations for Fiscal year 2023 Compared to Fiscal year 2022

For a comparative discussion and analysis related to the results of operations and changes in financial condition for fiscal year 2023 compared to 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended September 30, 2023, filed on December 13, 2023, with the SEC and available at www.sec.gov.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $514.3 million as of September 30, 2024, compared to $742.5 million as of September 30, 2023. The decrease was mainly attributable to $563.1 million used to repurchase our ordinary shares, $212.0 million of cash dividend payments, $105.5 million for capital expenditures, net, $86.8 million of payments for business acquisitions, partially offset by $724.4 million in positive cash flow from operations, reflecting healthy cash collections and $26.9 million of proceeds from stock option exercises. Net cash provided by operating activities amounted to $724.4 million and $822.6 million in fiscal years 2024 and 2023, respectively.

Our free cash flow for fiscal year 2024 was $618.9 million and is calculated as net cash provided by operating activities of $724.4 million for the period less $105.5 million for capital expenditures, net, and after restructuring payments of $75 million.

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

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities as available-for-sale securities. Such marketable securities consist primarily of money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt, which are stated at market value. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal years 2024 and 2023 we did not recognize credit losses. Please see Notes 5 and 6 to our consolidated financial statements.

Revolving Credit Facility, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, December 2017, March 2021 and July 2024, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022, March 2026 and July 2029, respectively. As of September 30, 2024, we were in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of September 30, 2024, the noncurrent outstanding principal portion was $650.0 million. Please see Note 13 to our consolidated financial statements.

As of September 30, 2024, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $80.9 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

Acquisitions. During fiscal year 2024, we completed two business acquisitions for an aggregate net consideration of approximately $84.0 million in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The vast majority of this amount was paid for the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization. During fiscal year 2023, we completed three business acquisitions for an aggregate net consideration of approximately $130.3 million in cash, and a potential for additional consideration may be paid later based on achievement of certain performance metrics. Among them were the service assurance business of TEOCO and ProCom Consulting, a digital transformation SI services and business consulting company.

Capital Expenditures. Generally, the majority of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to building and leasehold improvements. Our capital expenditures were approximately $105.5 million in fiscal year 2024, net. Our fiscal year 2024 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On May 12, 2021, our Board of Directors adopted a share repurchase plan for the repurchase of up to $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2021 plan permitted us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of our outstanding ordinary shares with no expiration date. The August 2023 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In fiscal year 2024, we completed the repurchase of the remaining authorized amount of ordinary shares under the May 2021 plan and initiated repurchases of our outstanding ordinary shares pursuant to the August 2023 plan. In fiscal year 2024, we repurchased 6.6 million ordinary shares at an average price of $85.15 per share (excluding broker and transaction fees). As of September 30, 2024, we had remaining authority to repurchase up to $537.6 million of our outstanding ordinary shares under the August 2023 plan.

Cash Dividends. Our Board of Directors declared the following dividends during fiscal years 2024, 2023 and 2022:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
August 7, 2024	$0.479	September 30, 2024	$54.1	October 25, 2024
May 8, 2024	$0.479	June 28, 2024	$54.7	July 26, 2024
February 6, 2024	$0.479	March 29, 2024	$55.5	April 26, 2024
November 7, 2023	$0.435	December 29, 2023	$50.7	January 26, 2024
August 2, 2023	$0.435	September 29, 2023	$51.1	October 27, 2023
May 10, 2023	$0.435	June 30, 2023	$51.8	July 28, 2023
January 31, 2023	$0.435	March 31, 2023	$52.3	April 28, 2023
November 8, 2022	$0.395	December 30, 2022	$47.6	January 27, 2023
August 3, 2022	$0.395	September 30, 2022	$47.7	October 28, 2022
May 11, 2022	$0.395	June 30, 2022	$48.2	July 29, 2022
February 1, 2022	$0.395	March 31, 2022	$48.5	April 29, 2022
November 2, 2021	$0.360	December 31, 2021	$44.4	January 28, 2022

On November 12, 2024, our Board of Directors approved a quarterly dividend payment of $0.479 per share and set December 31, 2024 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 31, 2025. On November 12, 2024 our Board of Directors also approved, subject to shareholder approval at the January 31, 2025 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.527 per share, anticipated to be paid in April, 2025.

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

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2024, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt and accrued interest (*)	$654.8	$4.8			$650.0
Pension funding	8.2	1.0	2.6	1.6	3.0
Purchase obligations	128.9	80.7	48.2	—	—
Operating lease (*)	160.0	44.6	56.4	34.8	24.2
Total	$951.9	$131.1	$107.2	$36.4	$677.2

(*) For information about long-term debt and operating lease, please see Note 13 and Note 16 to our Consolidated Financial Statements.

The total amount of unrecognized tax benefits for uncertain tax positions was $151.8 million as of September 30, 2024. Payment of these obligations if any would result from settlements with taxing authorities or final undisputed tax assessments. Due to the difficulty in determining the timing and exact outcome of resolution of audits in progress, these obligations are not included in the above table.

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
•
A significant portion of our revenue is recognized over the course of implementation and integration projects, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. The recognition of revenue over time requires the exercise of significant judgment on a quarterly basis, such as with respect to estimates of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.
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

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, lapse of statute of limitations, or changes in tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material effect on our income tax provision, net income and cash balances in that period. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate.

We have filed or are in the process of filing tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that any adjustments that would result from tax return audits are not likely to have a material adverse effect on our consolidated results of operations, financial condition or cash flows.

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

Goodwill, Intangible Assets and Long-Lived Assets — Impairment Assessment

Our annual evaluation of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a quantitative impairment test, if necessary. Quantitative impairment tests are performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The process of evaluating the potential impairment of goodwill requires judgment during the analysis. In performing a qualitative evaluation, we consider many factors in evaluating whether the carrying value of goodwill may not be recoverable, including changes in our stock price and market capitalization in relation to our book value and macroeconomic conditions affecting our business. Please see Note 2 to our consolidated financial statements. We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. Where a quantitative impairment test is necessary, in calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2024, 2023 or 2022.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition is less than the carrying amount of such assets, an impairment would be recognized, and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was an immaterial impairment of long-lived assets in fiscal years 2024, 2023 and 2022.

Derivative and Hedge Accounting

During fiscal years 2024, 2023 and 2022, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on the consolidated balance sheets items. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers employed through certain of our principal operating subsidiaries to manage our business. As of December 3, 2024, our directors and officers were as follows:

Name	Age	Position
Eli Gelman (4)	66	Chairman of the Board
Robert A. Minicucci (1)(2)(3)	72	Director and Chairman of the Nominating and Corporate Governance Committee
Adrian Gardner (1)	62	Director and Chairman of the Audit Committee
Rafael de la Vega (2)	73	Director and Chairman of the Management Resources and Compensation Committee
John A. MacDonald (2)(3)(4)	71	Director and Chairman of the Technology and Innovation Committee
Yvette Kanouff (4)	59	Director
Sarah Ruth Davis (1)	57	Director
Amos Genish (3)(4)	64	Director
Shuky Sheffer	64	Director, President and Chief Executive Officer
Tamar Rapaport-Dagim	53	Chief Financial Officer and Chief Operating Officer
Rajat Raheja	54	Division President, Amdocs Development Centre India LLP
Matthew Smith	52	Secretary, Head of Investor Relations
(1)
Member of the Audit Committee
(2)
Member of the Management Resources and Compensation Committee
(3)
Member of the Nominating and Corporate Governance Committee
(4)
Member of the Technology and Innovation Committee

Eli Gelman has been a director of Amdocs since 2002 and Chairman of the Board of Directors of Amdocs since November 2023. Since September 2023, Mr. Gelman serves on the advisory board for Bocconi University. Since January 2019, Mr. Gelman serves as the chairman of the Executive Council of Tel Aviv University. Mr. Gelman served as our President and Chief Executive Officer from 2010 to September 30, 2018. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer and President and Chief Executive Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

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

Rafael de la Vega has been a director of Amdocs since January 2018 and is Chairman of the Management Resources and Compensation Committee. Since 2017, he has served as the Chairman and Founder of the De La Vega Group, a consultancy and advisory services firm. From February 2016 to December 2016, Mr. de la Vega served as the Vice Chairman of AT&T Inc. and CEO of Business Solutions & International. From 2014 to 2016, Mr. de la Vega served as President and CEO of AT&T Mobile and Business Solutions and from 2007 to 2014 he served as the President and CEO of AT&T Mobility. Mr. de la Vega also held various positions at several telecommunications companies, including Cingular Wireless and Bell South Latin America. During his time at Cingular Wireless, he was responsible for the integration of AT&T Wireless and Cingular Wireless. He also currently serves on the board of directors of New York Life Insurance Company. From 2016 to May 2024, Mr. de la Vega served on the board of directors of American Express Company. He also served on the Executive Committee of the Boy Scouts of America until May 2018 and served as Chairman of the 2017 Boy Scouts Jamboree. He is the Chairman Emeritus of Junior Achievement Worldwide. In June 2018, Mr. de la Vega joined as the Vice Chairman of the board of directors of Ubicquia LLC. In September 2018 he joined the board of advisors of RapidSOS. Mr. de la Vega also recently joined Forté Ventures as a Limited Partner. We believe Mr. de la Vega’s qualifications to sit on our Board of Directors include his extensive experience and leadership in the telecommunications industry.

John A. MacDonald has been a director of Amdocs since 2019 and is the Chairman of the Technology and Innovation Committee. Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations. From May 2016 to February 2024, Mr. MacDonald served on the board of directors of BookJane Inc. From 2012 to 2021, Mr. MacDonald served as a board member of Rogers Communications Inc. From 2003 to 2008, Mr. MacDonald served as the President, Enterprise Division of MTS Allstream. Before that, between 2002 to 2003, Mr. MacDonald was a President and Chief Operating Officer AT&T Canada. AT&T Canada was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. In 1994 Mr. MacDonald joined Bell Canada as its Chief Technology Officer and retired from Bell Canada in 1999 as its President and Chief Operating Officer. From 1977 to 1994, Mr. MacDonald worked at NBTel, where he became Chief Executive Officer in 1994. We believe Mr. MacDonald’s qualifications to sit on our Board of Directors include his extensive experience and leadership in the telecommunications industry.

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

Sarah Ruth Davis has been a director of Amdocs since 2021. From 2007 to May 2021, Ms. Davis served in various executive roles at Loblaw Companies Limited, Canada’s largest retailer and the nation’s food and pharmacy leader. Since July 2024, Ms. Davis serves on the board of directors of Artemis Parent Inc. From 2017 until May 2021, Ms. Davis served as the president of Loblaw Companies Limited. From 2014 until 2017, Ms. Davis served as the chief administrative officer of Loblaw. Before being appointed as the chief administrative officer, Ms. Davis served as Loblaw’s chief financial officer from 2010 until 2014. Prior to her appointment as chief financial officer, Ms. Davis served as the financial controller between 2007 to 2010. From 2005 until 2007, she was the controller and vice president of finance of Rogers Communications, Inc. Between 1996 to 2005, Ms. Davis served in various finance and accounting roles with Bell Canada, including chief financial officer of Bell Nexxia and the vice president of complex bids at BCE Emergis Inc., a Bell spin-off that owned an array of media and e-commerce companies. From 2014 until January 2022, Ms. Davis also served on the board of directors of AGF Management Limited, an investment manager traded on the Toronto Stock Exchange. Between 2010 and 2021 Ms. Davis served on the board of directors of President’s Choice Bank. From 2017 until 2021, Ms. Davis served as the chairman of T&T Supermarket Inc. Between 2012 to 2021, Ms. Davis served on the board of directors of PCF. In August 2021, Ms. Davis joined the boards of directors of Victoria’s Secret & Co., a company traded on the New York Stock Exchange, and Pet Valu Holdings Ltd., a pet supply company traded on the Toronto Stock Exchange. Ms. Davis was named one of Canada’s Most Powerful Women: Top 100 in 2011 by the Women’s Executive Network and was the executive sponsor of the Women@Loblaw network. Ms. Davis holds a Bachelor of Commerce, honors degree from Queen’s University and is a chartered accountant and Fellow of the CPA.

Amos Genish has been a director of Amdocs since 2023. Since May 2019, Mr. Genish has served as a senior partner at BTG Pactual, a large investment bank in Brazil, where he led the Digital Retail Bank from May 2019 until the end of 2021, and from January 2022 Mr. Genish served as the executive chairman of V.tal, a large fiber operator in Brazil. Between 2017 and 2018, Mr. Genish served as chief executive officer of Telecom Italia. From 2015 until the end of 2016, Mr. Genish served as president and chief executive officer of Telefonica Brasil (Vivo). Before joining Vivo he was chief executive officer of GVT from 2009 to 2014, a Brazilian telecom and Pay TV operator that he co-founded in 1999, which went public on the Brazilian stock exchange in 2007 and was later sold to Vivendi in 2009. After the sale of GVT to Vivendi, Mr. Genish was appointed to Vivendi’s management board, and in 2014 he led the negotiations for GVT’s sale to Telefonica for the amount of 7.5 billion euros. In 1989, Mr. Genish served as CFO for Edunetics, a start-up company that developed curriculum multimedia-based systems primarily for the US school market, and he helped lead the company’s IPO on NASDAQ in 1992 and was appointed its chief executive officer in 1995. Between 1986 and 1989, Mr. Genish worked at Somech Chaikin (now KPMG Somech Chaikin), and helped large holding companies with tax and audit matters. He currently also serves as chairman of the board of the Israeli on-demand mobility company Gett. From June 2020 until June 2021, Mr. Genish served on the board of directors of VEON Ltd. (NASDAQ: VEON), and was the chairman of its telecommunications committee. From April 2017 to April 2019, Mr Genish served on the board of directors of Itaú Unibanco (NYSE: ITUB), the largest private sector bank in Brazil. Mr. Genish holds a BA in economics and accounting from Tel Aviv University.

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

Rajat Raheja has been our Division President for India operations since February 2016. Mr. Raheja has close to 25 years of experience and most recently served as Director, Global Services at Deloitte Consulting. Prior to joining Amdocs, Mr. Raheja held leadership positions in Deloitte Consulting, Arthur Andersen, PricewaterhouseCoopers and Tata Telecom.

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

Compensation

During fiscal year 2024, each of our directors who was not our employee, or Non-Employee Directors, who served during the year, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $80,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committee received an annual cash payment of $30,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $20,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $15,000. The Chairman of our Audit Committee received an annual cash payment of $42,500 and the Chairman of our Management Resources and Compensation Committee received an annual cash payment of $32,500. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $27,500. Each Non-Employee Director received an annual grant of restricted shares at a total value of $255,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. The restricted share awards to our Non-Employee Directors vest quarterly. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date.

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

A total of 13 persons who served either as directors or officers of Amdocs during all or part of fiscal year 2024 received remuneration from Amdocs. The aggregate remuneration paid or accrued by us to such persons in fiscal year 2024 was approximately $5.9 million, compared to $6.3 million and $6.0 million in fiscal year 2023 and fiscal year 2022, respectively, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal year 2024, we granted to such persons an aggregate of 252,979 restricted shares typically subject to three- to four-year vesting and, often times, achievement of certain performance thresholds, and in the case of our directors, subject to quarterly vesting. All restricted share awards were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

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

Board Practices

Nine directors currently serve on our Board of Directors, all of whom were elected at our annual meeting of shareholders on February 2, 2024. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. In August 2017, the Board of Directors established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be renewed annually for it to stay in effect. In November 2024, Mr. Ralph de la Vega was granted a one-year waiver to continue as director past the age of 73 years and until the annual general meeting in 2026 in light of the circumstances presented to the Board of Directors, including his exceptional industry experience and value to the Board, as well as the current global business and market environment. Other than the employment agreement between us and our President and Chief Executive Officer, which provides for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment.

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

The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles, oversees the evaluations of our Board of Directors and reviews and recommends compensation (including equity-based compensation) for our directors. The current members of the Nominating and Corporate Governance Committee are Messrs. Minicucci (Chair), Genish and MacDonald, all of whom are independent directors, as required by the Nasdaq listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com.

The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. The current members of our Management Resources and Compensation Committee are Messrs. de la Vega (Chair), Minicucci and MacDonald, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. Amongst its responsibilities, the Management Resources and Compensation Committee:

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

The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. The current members of our Technology and Innovation Committee are Mr. MacDonald (Chair), Mr. Gelman, Mr. Genish and Ms. Kanouff.

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

Workforce Personnel

The following table presents the approximate average number of our workforce for each of the fiscal years indicated, by function and by geographical location (in each of which we operate at multiple sites):

	Fiscal Year,
	2024	2023	2022
Software and Information Technology, Sales and Marketing
Americas	5,480	6,112	6,043
EMEA	6,000	6,353	6,276
APAC	15,958	16,530	16,299
	27,438	28,995	28,618
Management and Administration	1,620	1,700	1,670
Total Workforce	29,058	30,695	30,288

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

In the past, Israeli labor unions made efforts to organize workers at companies with significant operations in Israel, including several companies in the technology sector. In addition, a national union and a group of our employees had attempted to secure the approval of the minimum number of employees needed for union certification with respect to our employees in Israel. While these efforts have not resulted in either group being recognized as a representative union, we cannot be certain there will be no such efforts in the future. In the event an organization is recognized as a representative union for our employees in Israel, we would be required to enter into negotiations to implement a collective bargaining agreement. See “Risk Factors — The skilled and highly qualified workforce that we need to develop, implement and modify our solutions may be difficult to hire, train and retain, and we could face increased costs to attract and retain our skilled workforce.”

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of December 3, 2024, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 2,004,553 shares. As of December 3, 2024, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

Stock Option and Incentive Plan

Our Board of Directors adopted, and our shareholders approved, our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the Equity Incentive Plan, pursuant to which up to 73,550,000 of our ordinary shares may be issued.

The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2024, of the 73,550,000 ordinary shares available for issuance under the Equity Incentive Plan, 66,343,969 ordinary shares had been issued as a result of option exercises and restricted share issuances and 1,776,892 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our Equity Incentive Plan. As of September 30, 2024, 5,429,139 ordinary shares available for future grants, subject to a sublimit applicable to the award of restricted shares or awards denominated in stock units. As of December 3, 2024, there were outstanding options to purchase an aggregate of 1,175,211 ordinary shares at exercise prices ranging from $48.18 to $92.00 per share and 615,991 shares are subject to outstanding restricted stock units.

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

2023 Employee Share Purchase Plan

Our Board of Directors adopted, and our shareholders approved at our annual meeting of shareholders on January 27, 2023, the Amdocs Limited 2023 Employee Share Purchase Plan, or the ESPP, which became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission on February 13, 2023. The maximum number of our ordinary shares that may be issued under the ESPP cannot exceed in the aggregate 2,400,000 ordinary shares. As of September 30, 2024, we had issued 548,142 ordinary shares under the ESPP and 1,851,858 ordinary shares remained available for issuance.

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

Disclosure of Any Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Amdocs Executive Officer Compensation Recoupment Policy during the fiscal year ended September 30, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 3, 2024 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 112,819,363 ordinary shares outstanding as of December 3, 2024, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 3, 2024. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	17,510,389	15.5%
Janus Henderson Group plc(2)	6,625,875	5.9%
Pzena Investment Management LLC(3)	6,482,552	5.7%
All directors and officers as a group (12 persons)(4)	2,004,553	1.8%

(1)
Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 9, 2024, as of December 29, 2023, FMR had sole power to vote or direct the vote over 15,622,881 shares and sole power to dispose or direct the disposition of 17,510,389 shares. Abigail P. Johnson is a Director, the Chairman of FMR and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.
(2)
Based on a Schedule 13G/A filed by Janus Henderson Group plc, or Janus Henderson, with the SEC on November 11, 2024, as of September 30, 2024, Janus Henderson has a 100% ownership stake in Janus Henderson Investors U.S. LLC (“JHIUS”), Janus Henderson Investors UK Limited (“JHIUKL”) and Janus Henderson Investors Australia Institutional Funds Management Limited (“JHIAIFML”), (each an “Asset Manager” and collectively as the “Asset Managers”). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as “Managed Portfolios”). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JHIUS may be deemed to be the beneficial owner of 6,624,413 shares or 5.8% of the shares outstanding of Amdocs Common Stock held by such Managed Portfolios. However, JHIUS does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The address of Janus Henderson is 201 Bishopsgate EC2M 3AE, United Kingdom.
(3)
Based on a Schedule 13G filed by Pzena Investment Management LLC with the SEC on October 21, 2024, as of September 30, 2024, Pzena Investment Management LLC had sole power to vote or direct the vote over 4,401,835 shares and sole power to dispose or direct the disposition of 6,482,552 shares. The address of Pzena Investment Management LLC is 320 Park Avenue, 8th Floor, New York, New York 10022.
(4)
Includes options held by such directors and executive officers that are exercisable within 60 days after December 3, 2024. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

As of September 30, 2024, our ordinary shares were held by 3,572 record holders. Based on a review of the information provided to us by our transfer agent, 1,465 record holders, including Cede & Co., the nominee of The Depository Trust Company, holding approximately 99% of our outstanding ordinary shares held of record, were residents of the United States.

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

The Board of Directors is authorized to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares without further shareholder approval. As of September 30, 2024, 112,890,564 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:

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

As regards both preferred shares and voting and non-voting ordinary shares, we have the power to purchase any of our own shares, whether or not they are redeemable and may make a payment out of capital for such purchase. If we repurchase shares off market, the repurchase must be approved by ordinary resolution of our shareholders. If we are making a market acquisition of our own shares, the acquisition must be approved by an ordinary resolution of our shareholders. In practice, we expect that we would continue to effect any future repurchases of our ordinary shares through our subsidiaries.

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

Material Contracts

In July 2024, we entered into a Fourth Amended and Restated Credit Agreement among us, certain of our subsidiaries, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, providing for an unsecured $500 million five-year revolving credit facility with a syndicate of banks (the “Fourth Amended and Restated Credit Agreement”). The facility is available for general corporate purposes, including acquisitions and repurchases of our ordinary shares that we may consider from time to time, and has a maturity date in July 2029. The Fourth Amended and Restated Credit Agreement replaces our Third Amended and Restated Credit Agreement, dated as of March 19, 2021 (as amended by that certain Amendment No. 1, dated as of November 23, 2021, and by that certain Amendment No. 2, dated as of June 20, 2023), by and among us, certain of our subsidiaries, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and J.P. Morgan Europe Limited, as London agent. A copy of the Fourth Amended and Restated Credit Agreement is included as Exhibit 4.c to this Annual Report.

In October 2021, we entered into a Restated and Amended Master Services and Software License Agreement with AT&T Services, Inc., as amended, which amends and restates the Master Services Agreement, as amended, that we entered into with AT&T Services, Inc. in February 2017. The agreement, as amended, provides that Amdocs will provide software and services to AT&T as specified therein and remains in effect until October 15, 2025. A copy of the Restated and Amended Master Services and Software License Agreement, as amended, is included as Exhibits 4.a and 4.a(1) – 4.a(7) to this Annual Report.

In the past two years, we have not entered into any material contracts other than contracts entered into in the ordinary course of our business or as described in this Annual Report.

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

General

Our effective tax rate was 16.0% for fiscal year 2024, compared to 14.7% for fiscal year 2023 and 15.3% for fiscal year 2022.

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

Certain Indian Tax Considerations

Through subsidiaries, we operate development centers and a business processing operations center in India. In 2024, the corporate tax rate applicable in India on trading activities was 34.94% for development center and reduced corporate tax at 27.82% for business processing operations having gross turnover up to a prescribed threshold. Until March 31, 2023, our main subsidiary in India operated under specific favorable tax entitlements based upon pre-approved information technology-related services activity. As a result, these activities were entitled to considerable corporate income tax concessions on eligible profits from export of services derived from such pre-approved information technology activity, provided our subsidiary continued to meet the conditions required for such tax benefits, including the condition of operating the business from a specified regulatory zone. From April 1, 2023, our subsidiary has stopped operating from the specified regulatory zone and accordingly, our subsidiary has stopped being entitled to the corporate income tax concessions from such date (i.e., April 1, 2023).

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

Further, in 2018 a new operation was commenced in another subsidiary in India with effect from May 1, 2018. The activity conducted by this entity is generally entitled to a 100% reduction on its corporate income tax for the first five years of operation and a 50% reduction for the following five years. MAT is levied on book profits at an effective rate of 16.69% and can be carried forward for 15 years to be credited against corporate income taxes. One of the conditions for availment of this tax incentive is that the employees are required to work from specified designated premises. While this condition has been fulfilled previously, due to the changing work environment following the COVID-19 pandemic, the authorities provided an exemption from this requirement for which an annual submission needs to be filed with the authorities. The submission has been currently filed for the period until December 31, 2024.

Certain Israeli Tax Considerations

Our primary Israeli subsidiary, Amdocs (Israel) Limited, operates one of our largest development centers. Discussed below are certain Israeli tax considerations relating to this subsidiary.

General Corporate Taxation in Israel. The general corporate tax rate on taxable income is 23%. However, the effective tax rate applicable to the taxable income of an Israeli company that is eligible for tax benefits by virtue of the Law for the Encouragement of Capital Investments, 1959 (the "Encouragement Law") may be considerably lower.

Tax Benefits – Law for the Encouragement of Capital Investments, 1959

Since calendar year 2021, our primary Israeli subsidiary has availed itself of tax benefits under the “Preferred Technological Enterprise” regime, which has become available as a result of an amendment, in 2017 to the Encouragement Law.

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

The corporate tax rate applicable to the Preferred Technological Income generated by a Special Preferred Technological Enterprise (companies that qualify as a Preferred Technological Enterprise and which are part of a group with annual consolidated revenue in excess of NIS 10 billion — approximately US $2.7 billion at the exchange rate as of the last day of fiscal year 2024) is 6%. The reduced tax rate applies only with respect to the taxable income attributable to the portion of intellectual property developed in Israel. The Preferred Technological Income is calculated for each tax year by applying the “Nexus” formula as detailed in Israeli regulations.

In 2021, our primary Israeli subsidiary elected for the first time to apply the Special Preferred Technological Enterprise regime to its activities. Accordingly, our primary Israeli subsidiary will be eligible for the benefits of the Preferred Technological Enterprise regime to the extent of its Preferred Technological Income for the tax (calendar) year 2021 and for any subsequent tax year in which it meets the conditions stipulated in the Encouragement Law. Provided that the consolidated annual turnover of the group continues to be in excess of the NIS 10 billion threshold (as has been the case in recent years), we expect that our primary Israeli subsidiary will qualify as a Special Preferred Technological Enterprise also in tax year 2024 and in future years and, as a result, its Preferred Technological Income will be taxed at a rate of 6%. However, there can be no assurance that this beneficial tax treatment will apply in any future year (for example, as a result of a change in law, including pursuant to the adoption by Israel of the Pillar 2 rules under the OECD’s BEPS project. The Israeli Ministry of Finance has recently announced its intent to implement the Pillar 2 rules for taxable periods beginning on or after January 1, 2026) or if any of the conditions stipulated in the Encouragement Law are not met in a particular year. Any taxable income generated by our primary Israeli subsidiary, other than income qualified under the Preferred Technological Enterprise regime, will be taxed at the regular corporate tax rate of 23%.

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

Certain United States Federal Income Tax Considerations

The following discussion describes material U.S. federal income tax consequences to a U.S. holder of the ownership or disposition of our ordinary shares. As used herein, a “U.S. holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of our ordinary shares and:

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

This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder of ordinary shares based on such holder’s particular circumstances, U.S. federal income tax consequences to certain U.S. holders that are subject to special treatment (such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, U.S. holders that hold ordinary shares as part of a “straddle,” “hedge” or “conversion transaction” with other investments, U.S. holders that hold ordinary shares in connection with a trade or business outside the United States, U.S. holders who acquired ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation or U.S. holders owning directly, indirectly or by attribution at least 10% of the ordinary shares), or any aspect of state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity, the possible application of U.S. federal gift or estate taxes or any minimum or Medicare contribution tax consequences.

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

We believe that we were not a PFIC for our taxable year ended September 30, 2024. However, because the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our ordinary shares (which may be volatile), and the amount and type of our gross income, we cannot guarantee that we will not become a PFIC for the current or any future taxable year or that the IRS will agree with our conclusion regarding our current or past PFIC status.

In addition, if we were a PFIC for any taxable year in which we make a distribution or the preceding taxable year, the preferential rules on “qualified dividend income” described above would not apply. If a U.S. holder owns ordinary shares during any year in which we are a PFIC, the U.S. holder generally must file annual reports to the IRS.

Information Reporting and Backup Withholding. U.S. holders generally will be subject to information reporting requirements with respect to dividends, as well as with respect to gross proceeds from disposition of our ordinary shares, that are paid within the United States or through U.S.-related financial intermediaries unless the U.S. holder is an “exempt recipient.” U.S. holders may also be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

During fiscal year 2024, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, assuming the costs of executing these contracts are worthwhile. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily in Canadian dollar and European Euros, and anticipated costs to be incurred in a foreign currency, primarily New Israeli Shekels and Indian Rupees. We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in New Israeli Shekels, European Euros, Canadian dollars, Indian Rupees, Philippine Pesos, and Great British Pound, as well as other foreign currency of jurisdictions in which we operate. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 7 to our consolidated financial statements.

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2024. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2024.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$1,648	$6.4

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2024. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2024, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2024, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and the related reports of our independent public accounting firm, are included on pages F-2 through F-5 of this Annual Report on Form 20-F, and are incorporated herein by reference.

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

Audit Fees

Ernst & Young billed us approximately $3.7 million for audit services for fiscal year 2024, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.5 million for audit services for fiscal year 2023.

Audit-Related Fees

Ernst & Young billed us approximately $1.4 million for audit-related services for fiscal year 2024. Audit-related services principally include SOC 1 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.9 million for audit-related services for fiscal year 2023.

Tax Fees

Ernst & Young billed us approximately $0.8 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services, for fiscal year 2024. Ernst & Young billed us approximately $1.0 million for tax advice in fiscal year 2023.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal year 2024 or fiscal year 2023.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal year 2024, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2024 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/01/23-10/31/23	753,381	$82.29	753,381	$1,038,667,012
11/01/23-11/30/23	395,302	$80.95	395,302	$1,006,667,921
12/01/23-12/31/23	746,106	$86.45	746,106	$942,169,030
01/01/24-01/31/24	232,416	$90.35	232,416	$921,169,743
02/01/24-02/29/24	341,275	$90.83	341,275	$890,171,091
03/01/24-03/31/24	690,064	$91.87	690,064	$826,772,651
04/01/24-04/30/24	630,431	$87.72	630,431	$771,473,833
05/01/24-05/31/24	773,278	$82.33	773,278	$707,809,626
06/01/24-06/30/24	649,527	$77.57	649,527	$657,427,995
07/01/24-07/31/24	357,327	$83.96	357,327	$627,428,025
08/01/24-08/31/24	169,563	$84.13	169,563	$613,163,066
09/01/24-09/30/24	873,734	$86.43	873,734	$537,643,876
Total	6,612,404	$85.15	6,612,404	$537,643,876
(1)
Excludes broker and transaction fees.
(2)
On May 12, 2021, our Board of Directors adopted a share repurchase plan for the repurchase of up to $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2021 plan permitted us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of our outstanding ordinary shares with no expiration date. The August 2023 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In fiscal year 2024, we completed the repurchase of the remaining authorized amount of ordinary shares under the May 2021 plan and initiated repurchases of our outstanding ordinary shares pursuant to the August 2023 plan. In fiscal year 2024, we repurchased 6.6 million ordinary shares at an average price of $85.15 per share (excluding broker and transaction fees). As of September 30, 2024, we had remaining authority to repurchase up to $537.6 million of our outstanding ordinary shares under the August 2023 plan.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders in December 2024 and to our website at www.amdocs.com.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities, including by directors and other executive officers, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading compliance policy, which was amended in December 2024, is attached as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

Our cybersecurity risk management process is aligned with our enterprise risk management program and utilizes a cybersecurity risk management framework developed to protect the confidentiality, integrity, and availability of our critical systems and information and our customers’ data.

Our cybersecurity risk management framework methodology is designed using industry best practices issued by the International Organization for Standardization and the National Institute of Standards and Technology. This framework, covering all in-house and third-party information systems we use and all activities of the employees and third parties we rely on, helps us assess, identify, and manage cybersecurity risks, including how we implement cybersecurity controls and how we measure the effectiveness of such controls to mitigate and remediate identified risks.

Key elements of our cybersecurity risk management framework include:

•
a dedicated Governance, Risk and Compliance team within the cybersecurity unit, responsible for identifying potential business risks related to cybersecurity threats, managing cybersecurity risk assessment processes, assessing the effectiveness of cybersecurity controls, and following up on risk mitigation and remediation activities;
•
a cross-functional approach that includes reporting to and coordinating with other key stakeholders in our business, including our information technology, business continuity management, legal and compliance teams and others, to keep them informed and involved as appropriate;
•
an Information Security Risk Management Policy that applies to employees and other third parties we rely on and is reviewed and updated annually;
•
recurring internal and third-party risk assessments for certain of our business unit teams, processes, and systems designed to identify potentially material cybersecurity risks;
•
a third-party risk management program which addresses supply chain and third-party risks, including those arising throughout the lifecycle of a third-party vendor, from engaging in vendor due diligence prior to onboarding to ongoing vendor monitoring and cyber intelligence services, to vendor termination rights and other contractual protections with our third-party vendors;
•
use of third-party service providers, where appropriate, to assess, test, or otherwise assist with aspects of our cybersecurity controls;
•
a cybersecurity incident response plan that includes a 24/7 manned security operation center and procedures for responding to cybersecurity incidents and is reviewed and updated annually; and
•
cybersecurity awareness practices to mitigate risk from human errors, including employee training during employee onboarding and on a regular and ad-hoc basis thereafter.

Although we employ third-party due diligence, onboarding, and other procedures designed to assess the cybersecurity practices of third-party vendors and service providers (including risk assessments and contractual protections), our ability to monitor or control the cybersecurity practices of third parties is limited and there can be no assurance that we can prevent, detect, mitigate, or remediate the risk of any weakness, compromise, or failure in cybersecurity infrastructure owned or controlled by our third-party vendors and service providers. When we do become aware that a third-party vendor or service provider has experienced any weakness, compromise, or failure, we attempt to mitigate our risk, including by terminating such third party’s connection to our systems and information where appropriate. For more information on risks related to third parties we rely on, please see “Risk Factors — We rely on third-party vendor relationships to deliver our business, may expose us to supply disruptions, cost increases, security vulnerabilities and cyberattacks.”

We face ongoing and increasing cybersecurity risks, including from bad actors that are becoming more sophisticated and effective over time. For more information on risks related to cybersecurity, please see “Risk Factors — If our security measures for our software, hardware, services or cloud offerings are compromised and as a result, our data, our customers’ data, our IT systems, or our customers’ IT systems are accessed improperly, made unavailable, or improperly modified, our products and services may be perceived as vulnerable and it may materially affect our business and result in potential legal liability.”

Governance - Board Oversight

Our Board of Directors conducts periodic reviews of our cybersecurity program, including cybersecurity risks, incidents, and mitigation strategies, based on reports and updates on status provided to our Audit Committee, Technology and Innovation Committee, and full Board of Directors by our Chief Information Security Officer (“CISO”) and other members of our cybersecurity teams and other relevant executives on a regular and ad-hoc basis. Our Board of Directors has overall oversight responsibility for our enterprise risk management, and delegates cybersecurity risk management oversight to the Audit Committee as part of the Company’s enterprise risk management program and to the Technology and Innovation Committee as part of such committee’s oversight of our technologies and systems. The committees ensure that our management has processes and programs in place designed to identify and assess cybersecurity risks to which we are exposed and implements processes and programs designed to manage cybersecurity risks and mitigate and remediate cybersecurity incidents. The committees also report material cybersecurity risks to our full Board of Directors.

Governance - Role of Management

Management is responsible for assessing, identifying, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such cybersecurity risk exposures are monitored, putting in place appropriate prevention, detection, mitigation, and remediation controls and maintaining cybersecurity processes and programs.

Our CISO is a senior manager reporting to our Chief Financial Officer & Chief Operating Officer (“CFO & COO”). Our CISO leads our cybersecurity program and supervises teams operating across different geographies supporting our cybersecurity functions designed to prevent, detect, mitigate, and remediate cybersecurity incidents. Our cybersecurity teams monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents through a variety of technical, administrative, and operational measures, and regularly report to our CISO. On an annual basis, our CISO provides reports and updates on the status of our cybersecurity program to our Board of Directors’ committees, including reports and updates on material cybersecurity risks, based on our management’s assessment of such risks, and all members of our Board of Directors are invited to join these sessions. Our CISO also provides such reports and updates to our Board of Directors on a periodic and ad-hoc basis.

Our senior management has delegated the responsibility for ongoing governance of cybersecurity activities to a steering committee led by our CFO & COO and our Group President of Technology. Based on reports provided by our CISO to our senior management on a quarterly and ad-hoc basis, the steering committee is gathered at least quarterly to review and track cybersecurity activities, risks, incidents, and projects.

Our CISO has more than three decades of experience in various cybersecurity, product management, and other technology-related roles, and has extensive experience in assessing, identifying, and managing cybersecurity-related risks and implementing cybersecurity-related policies and strategies. Our CISO has also served in several leadership roles and has held his current position since 2018.

Our CFO & COO has more than three decades of experience in finance and risk management related roles and has also served in several leadership roles. Our CFO & COO has held her position as Chief Financial Officer since 2007 and her additional role as Chief Operating Officer since 2018.

Our Group President of Technology has more than two decades of experience in various technology, engineering and research and development roles. He has served in several leadership roles in the Company and has held the Group President position since 2018.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements and Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2024, 2023 and 2022, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Management’s Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2024 and 2023

Consolidated Statements of Income for the fiscal years ended September 30, 2024, 2023 and 2022

Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2024, 2023 and 2022

Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2024, 2023 and 2022

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2024, 2023 and 2022

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

Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a to Amdocs' Form 20-F filed December 9, 2021)

4.a(1)†

Sixth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.1 to Amdocs' Form 20-F filed December 13, 2022)

4.a(2)†

Seventh Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.2 to Amdocs' Form 20-F filed December 13, 2022)

4.a(3)†

Eighth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.3 to Amdocs' Form 20-F filed December 13, 2022)

4.a(4)†

Ninth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.4 to Amdocs' Form 20-F filed December 13, 2022)

4.a(5)†

Tenth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.5 to Amdocs' Form 20-F filed December 13, 2022)

4.a(6)†

Eleventh Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.6 to Amdocs' Form 20-F filed December 13, 2023)

4.a(7)†*

Twelfth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021

4.b	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to Amdocs’ Registration Statement on Form S-8, filed on February 20, 2024)

4.c*	Fourth Amended and Restated Credit Agreement, dated as of July 29, 2024, among Amdocs Limited, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent

4.d	Amdocs Limited Executive Officer Compensation Recoupment Policy (incorporated by reference to Exhibit 4.d to Amdocs' Annual Report on Form 20-F, filed December 13, 2023)

8*	Subsidiaries of Amdocs Limited

11.1*	Amdocs Insider Trading Policy

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

Exhibit No.	Description

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1*	Consent of Ernst & Young LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: December 17, 2024

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2024. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2024, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amdocs Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Amdocs Limited(the “Company”)as of September 30, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2024, the related notes and the financial statement schedule listed in the Index at Item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”),the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated December 17, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

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

Our audit procedures included, among others, evaluating the labor effort used in management's estimate through the life of the project. For example, for a sample of contracts, we tested management's estimate of total projected labor effort through a combination of analytical procedures, such as comparison of the estimated labor effort period over period and inspection of contracts to understand the specific terms and conditions as well as the remaining obligations in the contract. For a sample of projects, we also met with various executives throughout the organization, including project managers, to obtain an understanding of project status and other factors considered in developing the estimate of projected labor effort including project challenges, completed milestones, customer change orders and delays. In addition, we performed a retrospective review of actual labor effort incurred compared to previously estimated projected labor effort to evaluate management’s historical ability to accurately estimate projected labor effort.

We have served as the Company’s auditor since 1988.

New York, NY

December 17, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amdocs Limited

Opinion on Internal Control Over Financial Reporting

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Amdocs Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2024, the related notes and the financial statement schedule listed in the Index at Item 18 of Part III and our report dated December 17, 2024 expressed an unqualified opinion thereon.

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

New York, NY

December 17, 2024

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of September 30,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$346,085	$520,080
Short-term interest-bearing investments	168,242	222,451
Accounts receivable, net	1,028,357	944,477
Prepaid expenses and other current assets	228,498	224,622
Total current assets	1,771,182	1,911,630
Property and equipment, net	755,601	790,923
Lease assets	149,254	160,938
Goodwill	2,844,908	2,749,041
Intangible assets, net	160,729	181,539
Other noncurrent assets	704,468	631,582
Total assets	$6,386,142	$6,425,653
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$305,928	$293,344
Accrued expenses and other current liabilities	778,939	634,742
Accrued personnel costs	230,812	214,695
Lease liabilities	39,983	39,960
Deferred revenue	115,247	170,634
Total current liabilities	1,470,909	1,353,375
Deferred income taxes and taxes payable	197,923	252,609
Lease liabilities	103,462	121,654
Long-term debt, net of unamortized debt issuance costs	646,291	645,696
Other noncurrent liabilities	468,380	485,387
Total liabilities	2,886,965	2,858,721
Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 288,485 and 286,330 issued and 112,891 and 117,348 outstanding, in 2024 and 2023, respectively	4,598	4,571
Additional paid-in capital	4,413,503	4,244,256
Treasury stock, at cost 175,594 and 168,982 ordinary shares, in 2024 and 2023, respectively	(7,784,434)	(7,221,313)
Accumulated other comprehensive loss	(4,410)	(53,272)
Retained earnings	6,827,719	6,549,517
Total Amdocs Limited Shareholders’ equity	3,456,976	3,523,759
Noncontrolling interests	42,201	43,173
Total equity	3,499,177	3,566,932
Total liabilities and equity	$6,386,142	$6,425,653

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended September 30,
	2024	2023	2022
Revenue	$5,004,989	$4,887,550	$4,576,697
Operating expenses:
Cost of revenue	3,249,598	3,159,941	2,957,547
Research and development	360,798	374,855	354,706
Selling, general and administrative	572,845	570,707	528,572
Amortization of purchased intangible assets and other	62,052	57,156	71,075
Restructuring charges	131,088	70,901	—
	4,376,381	4,233,560	3,911,900
Operating income	628,608	653,990	664,797
Interest and other expense, net	(37,537)	(17,629)	(26,391)
Gain from sale of a business	—	—	10,000
Income before income taxes	591,071	636,361	648,406
Income taxes	94,750	93,399	98,905
Net income	496,321	$542,962	$549,501
Net income attributable to noncontrolling interests	3,124	2,253	—
Net income attributable to Amdocs Limited	$493,197	$540,709	$549,501
Basic earnings per share attributable to Amdocs Limited	$4.27	$4.52	$4.47
Diluted earnings per share attributable to Amdocs Limited	$4.25	$4.49	$4.44

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended September 30,
	2024	2023	2022
Net income	$496,321	$542,962	$549,501
Other comprehensive income (loss), net of tax:
Net change in fair value of cash flow hedges (1)	37,714	11,903	(60,353)
Net change in fair value of available-for-sale securities (2)	10,965	6,594	(21,523)
Net actuarial gain on defined benefit plan (3)	183	707	62
Other comprehensive income (loss), net of tax	48,862	19,204	(81,814)
Comprehensive income	$545,183	$562,166	$467,687
Comprehensive income attributable to noncontrolling interests	3,124	2,253	—
Comprehensive income attributable to Amdocs Limited	$542,059	$559,913	$467,687

(1)
Net of tax of $2,211, $362 and $2,076 for the fiscal years ended September 30, 2024, 2023 and 2022, respectively, please see Note 7.
(2)
No tax benefit (expense) for the fiscal years ended September 30, 2024, 2023 and 2022.
(3)
Net of immaterial tax in fiscal years 2024, 2023 and 2022.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except per share data)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non-controlling interests(2)	Total Equity
Balance as of September 30, 2021	124,866	$4,516	$3,951,201	$(6,223,317)	$9,338	$5,850,937	$3,592,675	$42,509	$3,635,184
Comprehensive income:
Net income(2)	—	—	—	—	—	549,501	549,501	—	549,501
Other comprehensive loss	—	—	—	—	(81,814)	—	(81,814)	—	(81,814)
Comprehensive income							467,687	—	467,687
Employee stock options exercised	1,431	17	82,892	—	—	—	82,909	—	82,909
Repurchase of shares	(6,479)	—	—	(508,472)	—	—	(508,472)	—	(508,472)
Cash dividends declared ($1.545 per ordinary share)	—	—	—	—	—	(188,852)	(188,852)	—	(188,852)
Issuance of restricted stock, net of forfeitures	1,024	15	—	—	—	—	15	—	15
Equity-based compensation expense related to employees	—	—	71,807	—	—	—	71,807	—	71,807
Balance as of September 30, 2022	120,842	$4,548	$4,105,900	$(6,731,789)	$(72,476)	$6,211,586	$3,517,769	$42,509	$3,560,278
Comprehensive income:
Net income	—	—	—	—	—	540,709	540,709	2,253	542,962
Other comprehensive income	—	—	—	—	19,204	—	19,204	—	19,204
Comprehensive income	—	—	—	—	—	—	559,913	2,253	562,166
Employee stock options exercised	800	9	48,658	—	—	—	48,667	—	48,667
Repurchase of shares	(5,424)	—	—	(489,524)	—	—	(489,524)	—	(489,524)
Cash dividends declared ($1.700 per ordinary share)	—	—	—	—	—	(202,778)	(202,778)	—	(202,778)
Issuance of restricted stock, net of forfeitures	1,130	14	—	—	—	—	14	—	14
Equity-based compensation expense related to employees	—	—	89,698	—	—	—	89,698	—	89,698
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(1,589)	(1,589)
Balance as of September 30, 2023	117,348	$4,571	$4,244,256	$(7,221,313)	$(53,272)	$6,549,517	$3,523,759	$43,173	$3,566,932
Comprehensive income:
Net income	—	—	—	—	—	493,197	493,197	3,124	496,321
Other comprehensive income	—	—	—	—	48,862	—	48,862	—	48,862
Comprehensive income	—	—	—	—	—	—	542,059	3,124	545,183
Employee stock options exercised	434	6	26,928	—	—	—	26,934	—	26,934
Repurchase of shares	(6,612)	—	—	(563,121)	—	—	(563,121)	—	(563,121)
Cash dividends declared ($1.872 per ordinary share)	—	—	—	—	—	(214,995)	(214,995)	—	(214,995)
Issuance of restricted stock, net of forfeitures	1,173	15	—	—	—	—	15	—	15
Employee share purchase plan	548	6	37,779	—	—	—	37,785	—	37,785
Equity-based compensation expense related to employees	—	—	104,540	—	—	—	104,540	—	104,540
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(4,096)	(4,096)
Balance as of September 30, 2024	112,891	4,598	4,413,503	(7,784,434)	(4,410)	6,827,719	3,456,976	42,201	3,499,177

(1)
As of September 30, 2024, 2023 and 2022, accumulated other comprehensive loss is comprised of unrealized gain (loss) on derivatives, net of tax, of $3,037, $(34,677) and $(46,580), unrealized loss on short-term interest-bearing investments, net of tax, of $(5,238) $(16,203) and $(22,797)and unrealized loss on defined benefit plan, net of tax, of $(2,209), $(2,392) and $(3,099).
(2)
In fiscal year 2022, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible. Starting fiscal year 2023, the Company distributes earnings to the noncontrolling interests, for further details please refer to Note 2.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2024	2023	2022
Cash Flow from Operating Activities:
Net income	$496,321	$542,962	$549,501
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	193,066	195,701	224,535
Amortization of debt issuance cost	596	579	564
Equity-based compensation expense	104,540	89,698	71,807
Gain from sale of a business	—	—	(10,000)
Deferred income taxes	(45,673)	(60,212)	(3,292)
Loss from short-term interest-bearing investments	5,576	2,762	2,728
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(104,413)	3,457	(64,978)
Prepaid expenses and other current assets	(8,478)	7,891	(3,527)
Other noncurrent assets	(2,250)	(1,532)	19,760
Lease assets and liabilities, net	(6,485)	(4,144)	1,394
Accounts payable, accrued expenses and accrued personnel	216,324	158,876	(83,932)
Deferred revenue	(60,332)	(157,829)	(22,456)
Income taxes payable, net	(47,241)	(11,596)	15,648
Other noncurrent liabilities	(17,123)	56,017	58,967
Net cash provided by operating activities	724,428	822,630	756,719
Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(105,495)	(124,362)	(227,219)
Proceeds from sale of short-term interest-bearing investments	68,659	25,984	21,948
Purchase of short-term interest-bearing investments	(9,061)	—	(34,275)
Net cash paid for business and intangible assets acquisitions	(86,824)	(121,818)	(24,430)
Net cash received from sale of a business	—	—	10,000
Other	5,315	(4,301)	(8,525)
Net cash used in investing activities	(127,406)	(224,497)	(262,501)
Cash Flow from Financing Activities:
Repurchase of shares	(563,121)	(489,524)	(508,472)
Proceeds from employee stock option exercises	26,949	48,681	82,924
Payments of dividends	(211,967)	(199,460)	(186,073)
Distribution to noncontrolling interests	(4,096)	(1,589)	—
Payment of contingent consideration from a business acquisition	(18,782)	(9,538)	(18,284)
Net cash used in financing activities	(771,017)	(651,430)	(629,905)
Net decrease in cash and cash equivalents	(173,995)	(53,297)	(135,687)
Cash and cash equivalents at beginning of year	520,080	573,377	709,064
Cash and cash equivalents at end of year	$346,085	$520,080	$573,377
Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds (b)	$187,513	$156,386	$80,419
Interest	$35,396	$19,427	$16,741

(a) The amounts under “Purchase of property and equipment, net,” include immaterial proceeds from sale of property and equipment for all periods presented.

(b) For further details, see also Note 11.

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

In December 2017, the Company and Union Investments and Development Limited (Union) partnered through a legal entity to acquire land for the Company's campus in Ra’anana, Israel, completing the acquisition on January 2, 2018. As the Company has control over the construction and ongoing operations of the campus, the entity’s financial information is consolidated into the Company’s consolidated financial statements with the portion not owned classified as non-controlling interests. Earnings distribution began in fiscal year 2023, with negligible impact on the consolidated statement of income in fiscal years 2021 and 2022 due to negligible earnings or losses.

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

The Company capitalizes certain expenditures for software that is internally developed for use in the business, which is classified as computer software. Amortization of internal use software begins when the software is ready for service and continues on the straight-line method over the estimated useful life.

Cloud Implementation Costs

The Company capitalizes certain implementation costs incurred related to cloud computing arrangements for internal use that are services contracts and amortizes on a straight-line basis over the expected term of the associated hosting arrangement.

Leases

As a lessee, the majority of the Company’s lease obligation is for office real estate. The judgments used in determining its lease obligation include whether a contract is or contains a lease and the determination of the discount rate used to calculate the lease liability. The Company elected the practical expedient not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component for its real estate and vehicle leases.

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

Goodwill and intangible assets deemed to have indefinite lives are subject to an annual impairment test or more frequently if impairment indicators are present. The Company's annual evaluation of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a quantitative impairment test, if necessary. The goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. There was no impairment of goodwill in fiscal years 2024, 2023 or 2022.

The Company tests long-lived assets, including definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment indicators include any significant changes in the manner of its use of the assets or the strategy of its overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition. Measurement of an impairment loss for long-lived assets, including definite life intangible assets that management expects to hold and use is based on the fair value of the cash generating unit. Long-lived assets, including definite life intangible assets, to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. There was an immaterial impairment of long-lived assets in fiscal years 2024 , 2023 and 2022.

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

Business Combinations

In accordance with business combinations accounting, assets acquired and liabilities assumed, as well as any contingent consideration that may be part of the acquisition agreement, are recorded at their respective fair values at the date of acquisition. The Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development based on their estimated fair values. Such valuations require management to make estimates and assumptions, especially with respect to intangible assets, as a result the Company obtains the assistance of independent valuation firms. The Company completes these assessments as soon as practical after the closing dates. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

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

The Company’s primary revenue categories, related performance obligations, and associated recognition patterns are as follows:

Revenue Recognition for projects — The Company usually sells its software licenses as part of an overall solution offered to a customer including significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, revenue related to these projects is recognized over time, usually based on a percentage that incurred labor effort to date bears to total projected labor effort. Incurred effort represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Revenue from customization, implementation, modification and integration services is also recognized over the course of the projects. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the project.

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

Revenue from the management of a customer’s operations pursuant to managed services arrangements is recognized over time as services are performed, using one method of measuring performance such as time elapsed, output produced, volume of data processed or subscriber count that provides the most faithful depiction of the transfer of services, pursuant to the specific contract terms of the managed services arrangements. Typically, managed services arrangements are long term in duration and their ongoing services are not subject to significant seasonality.

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

Cost of Revenue

Cost of revenue consists of all costs associated with providing software licenses and services to customers, third party hardware and software and identified losses on contracts. Estimated losses on projects satisfied over time as work performed are recognized in the period in which the loss is identified.

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

Research and Development

Research and development expenditures consist of costs incurred in the development of new software modules and product offerings. Research and development costs are expensed as incurred prior to the establishment of technological feasibility. Costs incurred after achieving technological feasibility and before the product is ready for customer release have been insignificant.

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

The Company evaluates accounts receivable and unbilled receivables to determine if they ultimately will be collected. Judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for doubtful accounts is for expected credit losses resulting from accounts receivable and unbilled receivables for which their collection is not reasonably probable. The allowance for doubtful accounts as of September 30, 2024 and 2023, was $32,638 and $19,801, respectively. As of September 30, 2024, the Company had one customer with accounts receivable balances of more than 10% of total accounts receivable, amounting to 25%. As of September 30, 2023, the Company had two customers with accounts receivable balances of more than 10% of total accounts receivable, aggregating to 34%, please see Note 22.

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

Recent Accounting Standards

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2024-03, "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures", to disclose in the notes of the financial to the financial statements additional information about specific expense categories. This ASU will be effective for the Company's annual report for fiscal year 2027 and for interim period reporting beginning in fiscal year 2028, with early adoption permitted and should be applied either prospectively or retroactively. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In December, 2023, the FASB issued ASU No. 2023-09, “Improvements to Income Tax Disclosures”, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. This ASU will be effective for the Company's annual report for fiscal year 2026 and allows adoption on a prospective basis, with a retrospective option. This ASU will only have an impact on the Company's income tax disclosures. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), “Improvements to Reportable Segment Disclosures,” which enhances the disclosures required for operating segments in the annual and interim consolidated financial statements. This ASU will be effective for the Company's annual report for fiscal year 2025 and for interim period reporting beginning in fiscal year 2026 on a retrospective basis with early adoption permitted. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

Adoption of New Accounting Standards

In August 2021, the FASB, issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” The ASU requires companies to apply ASC 606 to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. As of October 1, 2023, the Company prospectively adopted this ASU and there was immaterial impact on the Company’s consolidated financial statements.

Note 3 — Acquisitions and Divestiture of a Subsidiary

Acquisitions

Entities acquired by the Company during the last three fiscal years have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year. During fiscal year 2024, the Company completed two business acquisitions for an aggregate net consideration of approximately $84,007 in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The vast majority of this amount was paid for the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization. During fiscal year 2023, the Company completed three business acquisitions for an aggregate net consideration of approximately $130,318 in cash, and a potential for additional consideration may be paid later based on achievement of certain performance metrics. Among them were the service assurance business of TEOCO and ProCom Consulting, a digital transformation SI services and business consulting company. During fiscal year 2022, the Company completed two acquisitions of technology companies, DevOps and Roam, for an aggregate net consideration of $54,091 in cash, and a potential for additional consideration may be paid later based on achievement of certain performance metrics.

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

Note 4 — Revenue

Contract Balances

The following table provides information about Accounts receivable, both billed and unbilled and deferred revenue:

	As of
	September 30, 2024	September 30, 2023
Accounts receivable — billed (net of allowance for credit losses of $32,638 and $19,801 as of September 30, 2024 and 2023, respectively)	$665,740	$732,979
Accounts receivable — unbilled (current)	362,617	211,498
Accounts receivable — unbilled (non-current)	75,050	45,176
Total Accounts receivable — unbilled	437,667	256,674
Deferred revenue (current)	(115,247)	(170,634)
Deferred revenue (non-current)	(836)	(805)
Total Deferred revenue	$(116,083)	$(171,439)

Revenue recognized during the year ended September 30, 2024, which was included in deferred revenue (current) as of September 30, 2023 was $157,681. Revenue recognized during the year ended September 30, 2023, which was included in deferred revenue (current) as of September 30, 2022 was $245,377.

Remaining Performance Obligations from Contracts with Customer

As of September 30, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $5.9 billion. Remaining performance obligations typically include the remaining non-cancelable, committed and fixed portion of contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

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

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2024 and 2023:

	As of September 30, 2024
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$142,920	$—	$—	$142,920
Corporate bonds	—	108,420	—	108,420
U.S. government treasuries	35,533	—	—	35,533
Supranational and sovereign debt	—	16,660	—	16,660
Municipal bonds	—	4,191	—	4,191
Asset backed obligations	—	3,438	—	3,438
Total available-for-sale securities	178,453	132,709	—	311,162
Equity Investments	—	—	42,190	42,190
Derivative financial instruments, net	—	(6,380)	—	(6,380)
Other liabilities	—	—	(52,139)	(52,139)
Total	$178,453	$126,329	$(9,949)	$294,833

	As of September 30, 2023
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$308,354	$—	$—	$308,354
Corporate bonds	—	150,310	—	150,310
U.S. government treasuries	41,138	—	—	41,138
Supranational and sovereign debt	—	16,792	—	16,792
Asset backed obligations	—	7,115	—	7,115
Municipal bonds	—	7,096	—	7,096
Total available-for-sale securities	349,492	181,313	—	530,805
Equity Investments	—	—	47,985	47,985
Derivative financial instruments, net	—	(36,832)	—	(36,832)
Other liabilities	—	—	(24,627)	(24,627)
Total	$349,492	$144,481	$23,358	$517,331

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal year 2024. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out scenarios, valued during fiscal years 2024 and 2023. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2024 and 2023. The increase in Level 3 liabilities was primarily attributable to new acquisition-related liabilities recorded against goodwill in connection with recent acquisitions, partially offset by payments of certain acquisition-related liabilities and changes in the fair value recorded in the consolidated statement of income in fiscal year 2024. Level 3 assets relate to equity investments. The decrease in Level 3 assets is mainly a result of changes in the fair value recorded in the consolidated statement of income.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, please see Note 13.

Note 6 — Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$142,920	$—	$—	$142,920
Corporate bonds	111,351	—	2,931	108,420
U.S. government treasuries	36,904	—	1,371	35,533
Supranational and sovereign debt	17,438	—	778	16,660
Municipal bonds	4,317	—	126	4,191
Asset backed obligations	3,470	—	32	3,438
Total(1)	$316,400	$—	$5,238	$311,162

(1)
Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s consolidated balance sheets. As of September 30, 2024, $168,242 of securities were classified as short-term interest-bearing investments and $142,920 of securities were classified as cash and cash equivalents.

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

As of September 30, 2024, the immaterial unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements, the securities that have unrealized losses as of September 30, 2024, also had unrealized losses as of September 30, 2023. The Company assessed whether such unrealized losses for the investments in its portfolio were caused by expected credit loss. Based on this assessment, the Company did not recognize any credit losses in the fiscal years ended September 30, 2024 and 2023. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

As of September 30, 2024, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$230,830
1 to 2 years	67,194
2 to 3 years	13,138
$311,162

Note 7 — Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, as of September 30, 2024, there is no loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company's derivative contracts that are favorable to the company. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flows.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2024. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2024 for forward contracts.

Notional Value*
Foreign exchange contracts	$1,647,952

(*) Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the consolidated balance sheets at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2024 and September 30, 2023, is as follows:

	As of September 30,
	2024	2023
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$3,264	$968
Other noncurrent assets	2,987	331
Accrued expenses and other current liabilities	(4,093)	(32,295)
Other noncurrent liabilities	(236)	(7,050)
	1,922	(38,046)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	2,674	10,586
Other noncurrent assets	1,236	—
Accrued expenses and other current liabilities	(12,212)	(9,372)
	(8,302)	1,214
Net fair value	$(6,380)	$(36,832)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward contracts outstanding as of September 30, 2024 is scheduled to mature within the next 12 months.

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

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2024, 2023 and 2022, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	(Losses) Gains Reclassified from Accumulated Other Comprehensive Loss (Effective Portion) Year Ended September 30,
	2024	2023	2022
Line item in consolidated statements of income:
Revenue	$1,116	$1,132	$445
Cost of revenue	(15,438)	(30,078)	(9,194)
Research and development	(5,020)	(9,151)	(3,376)
Selling, general and administrative	(4,937)	(9,098)	(3,910)
Total	$(24,279)	$(47,195)	$(16,035)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive loss, net of tax, is as follows:

	Year Ended September 30,
	2024	2023	2022
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$(34,677)	$(46,580)	$13,773
Changes in fair value of cash flow hedges, net of tax	14,917	(32,655)	(75,226)
Reclassification of losses into earnings, net of tax	22,797	44,558	14,873
Net unrealized gains (losses) on cash flow hedges, net of tax, end of period	$3,037	$(34,677)	$(46,580)

Net unrealized gains (losses) from cash flow hedges recognized in other comprehensive income (loss) were $15,646, $(35,654) and $(78,465), or $14,917, $(32,655) and $(75,226), net of taxes, during the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss as of September 30, 2024, a net loss of $749 will be reclassified into earnings during fiscal 2025 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2024, 2023 and 2022, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue cash flow hedges in material amount in fiscal year 2024, and did not discontinue any cash flow hedges during fiscal years 2023 and 2022. The Company does not anticipate any such discontinuance in the normal course of business.

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

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2024, 2023 and 2022, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income Year Ended September 30,
	2024	2023	2022
Line item in statements of income:
Cost of revenue	$1,055	$(2,126)	$(8,731)
Research and development	297	(1,078)	(2,195)
Selling, general and administrative	329	(996)	(2,375)
Interest and other expense, net	(11,664)	(16,312)	(2,132)
Income taxes	(451)	(73)	3,018
Total	$(10,434)	$(20,585)	$(12,415)

Note 8 — Property and Equipment, Net

The components of property and equipment, net are:

	As of September 30,
	2024	2023
Computers, related equipment and software	$1,317,993	$1,294,574
Building, building improvements and land(1)	413,735	410,644
Leasehold improvements	214,319	204,054
Furniture, fixtures and other	63,759	64,146
Property and equipment, gross	2,009,806	1,973,418
Less accumulated depreciation	(1,254,205)	(1,182,495)
Property and equipment, net	$755,601	$790,923

(1)
During fiscal year 2023, the Company occupied the campus in Ra'anana Israel and started the depreciation of the building and building improvements, please see also Note 2.

Total depreciation expense for fiscal years 2024, 2023 and 2022, was $128,800, $128,024 and $127,447, respectively. Property and equipment that have been fully depreciated and are no longer in use are netted against accumulated depreciation.

As of September 30, 2024 and 2023, the costs, net of accumulated depreciation of software assets developed for internal use were $129,978 and $143,330, respectively.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of September 30, 2022	$2,662,825
Goodwill resulting from acquisitions(1)	86,216
As of September 30, 2023	$2,749,041
Goodwill resulting from acquisitions(2)	95,867
As of September 30, 2024	$2,844,908

(1)
Mainly relates to the acquisitions of the service assurance business of TEOCO and ProCom Consulting, see also Note 3. In allocating the total purchase price for the service assurance business of TEOCO, based on estimated fair values, the Company recorded $57,687 of goodwill, $40,015 of core technology to be amortized over approximately five years, $6,219 of customer relationships to be amortized over approximately six years. In allocating the total purchase price for ProCom Consulting, based on estimated fair values, the Company recorded $35,124 of goodwill, $18,439 of customer relationships to be amortized over approximately six years and $864 of trade mark to be amortized over approximately one year.

(2)
Mainly relates to the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization, see also Note 3. In allocating the total preliminary purchase price of Astadia, based on estimated fair values, the Company recorded $86,381 of goodwill, $27,677 of customer relationships to be amortized over approximately six years, $8,001 of core technology to be amortized over approximately four years, and $1,784 of trademark to be amortized over approximately three years.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. Where a quantitative impairment test is necessary, in calculating the fair value of the reporting unit, the Company uses its market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2024, 2023 or 2022.

The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Gross	Accumulated Amortization	Net
September 30, 2024
Core technology	$947,733	$(898,086)	$49,647
Customer relationships	766,251	(658,173)	108,078
Other	50,188	(47,184)	3,004
Total	$1,764,172	$(1,603,443)	$160,729
September 30, 2023
Core technology	$939,732	$(875,336)	$64,396
Customer relationships	732,580	(619,232)	113,348
Other	48,404	(44,609)	3,795
Total	$1,720,716	$(1,539,177)	$181,539

The amortization expenses related to the Company’s definite-lived purchased intangible assets were $64,266, $67,677 and $97,088 for the years ended 2024, 2023 and 2022, respectively.

The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2024 is as follows:

Amount
Fiscal year:
2025	$53,881
2026	40,971
2027	31,273
2028	22,532
2029	9,988
Thereafter	2,084
Total	$160,729

Note 10 — Restructuring Charges

During fiscal year 2023, the Company conducted certain restructuring actions (the “2023 Restructuring Plan”), primarily associated with alignment of the Company’s workforce around its global site strategy, the optimization of the Company’s hybrid work model, as well as appropriate measures to optimize expenditures and resource allocation, as a result of which, the Company incurred restructuring charges of $70,901. The majority of the remaining liability under the 2023 Restructuring Plan, as of September 30, 2024, is expected to be paid during the fiscal year 2025.

The restructuring activities for the 2023 Restructuring Plan as of September 30, 2024 were as follows:

	Workforce	Premises and other	Total
Liability as of October 1, 2022	$—	$—	$—
Restructuring Charges	53,547	17,354	70,901
Payments	(25,870)	(3,991)	(29,861)
Non-Cash items	(2,846)	(10,998)	(13,844)
Liability as of September 30, 2023	$24,831	$2,365	$27,196
Restructuring Charges	(1,114)	—	(1,114)
Payments	(19,768)	(1,342)	(21,110)
Non-Cash items	(1,939)	(578)	(2,517)
Liability as of September 30, 2024	$2,010	$445	$2,455

During the second quarter of fiscal year 2024, the Company initiated a new restructuring plan (the “2024 Restructuring Plan”), under this plan the Company incurred in fiscal year 2024 restructuring charges of $132,202. The restructuring charges in fiscal 2024 were mainly comprised of employee severance expenses and benefits arrangements. The majority of the remaining liability under the 2024 Restructuring Plan, as of September 30, 2024, is expected to be paid during the coming several quarters. The Company expects to execute the remainder of the 2024 Restructuring plan over the next several quarters.

The restructuring activities for the 2024 Restructuring Plan as of September 30, 2024 were as follows:

	Workforce	Premises and other	Total
Liability as of October 1, 2023	$—	$—	$—
Restructuring charges	116,957	15,245	132,202
Payments	(43,621)	(50)	(43,671)
Non-Cash items	(27)	(12,975)	(13,002)
Liability as of September 30, 2024	$73,309	$2,220	$75,529

(*) The tables above do not include amounts related to employees' benefit incurred in prior periods.

Note 11 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2024	2023	2022
Current	140,423	$153,611	$102,197
Deferred	(45,673)	(60,212)	(3,292)
Income taxes	94,750	$93,399	$98,905

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

The Company maintained a tax receivable balance of $37,249 and $44,531 as of September 30, 2024 and 2023, respectively, which is included in Prepaid expenses and other current assets.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2024	2023
Deferred tax assets:
Deferred revenue	$24,507	$15,214
Employee compensation and benefits	113,431	101,400
Intangible assets and computer software	50,564	59,977
Tax credits, net capital and operating loss carryforwards	170,591	142,260
Lease liabilities	37,130	41,777
Other	76,908	73,737
Total deferred tax assets	473,131	434,365
Valuation allowances	(61,513)	(66,165)
Total deferred tax assets, net	411,618	368,200
Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(33,339)	(48,943)
Intangible assets and computer software	(116,966)	(115,092)
Lease assets	(33,215)	(35,607)
Other	(46,780)	(48,718)
Total deferred tax liabilities	(230,300)	(248,360)
Net deferred tax assets	$181,318	$119,840

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2024	2023	2022
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	16.0	14.7	15.3
Effective income tax rate	16.0%	14.7%	15.3%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

(1) Foreign taxes for the year ended Sep 30, 2024:

In fiscal year 2024, foreign taxes included a total amount of releases of gross unrecognized tax benefits of $81,556, relating primarily to settlements of tax audits, and expiration of the periods set forth in statutes of limitations in certain jurisdictions. Part of the releases amount was offset by an increase in taxes payables, and tax payments, and, as a result, a net benefit of $47,770 was included within income tax expense for fiscal year 2024.

Foreign taxes in fiscal year 2024 also included a recognition of tax benefit of $17,465 resulting from a creation of a deferred tax asset due to a change in measurement following a tax ruling in a certain jurisdiction in which the Company operates.

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

As of September 30, 2024 and 2023, the Company indefinitely reinvest certain undistributed earnings of its foreign subsidiary and as a result has not recorded deferred tax liabilities in amounts of $101,725 and $81,700 respectively.

During fiscal year 2024 the net decrease in valuation allowances was $4,652. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2024, the Company had tax credits, net capital and operating loss carryforwards of $699,023 of which $202,193 have expiration dates through 2044, and the remainder do not expire.

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

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2024	2023	2022
Balance at beginning of fiscal year	$196,949	$213,031	$195,196
Additions based on tax positions related to the current year	23,267	22,181	22,386
Additions for tax positions of prior years	15,840	18,477	8,359
Reductions for tax positions of prior years	(4,613)	(16,096)	(7,262)
Settlements with tax authorities(1)	(48,622)	(27,737)	(1,344)
Lapse of statute of limitations	(30,999)	(12,907)	(4,304)
Balance at end of fiscal year	$151,822	$196,949	$213,031

(1) The changes in the years ended September 30, 2024 and 2023 were $48,622 and $27,737 respectively, the majority of which were offset by income tax payments or changes in tax receivables and tax payables.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $151,822 as of September 30, 2024, and $196,949 as of September 30, 2023, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2024, the Company had accrued $30,495 in income taxes payable for interest and penalties relating to unrecognized tax benefits. A benefit of $4,617 of interest and penalty reversals, net of interest and penalties accrual for the period, was recognized in the statements of income in fiscal year 2024. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2023, the Company had accrued $35,065 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $2,253 was recognized in the statements of income in fiscal year 2023, net of interest and penalty reversals.

The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2024, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits in progress within the next 12 months.

It is reasonably possible that the amount of unrecognized tax benefits may decrease by up to $5,179 during fiscal year 2025 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

Note 12 — Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On May 12, 2021, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to $1.0 billion of the Company’s outstanding ordinary shares with no expiration date. The May 2021 plan permitted the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. On August 2, 2023, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of the Company’s outstanding ordinary shares with no expiration date. The August 2023 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. In the year ended September 30, 2024, the Company completed the repurchase of the remaining authorized amount of ordinary shares under the May 2021 plan and initiated repurchases of Company’s outstanding ordinary shares pursuant to the August 2023 plan. In the year ended September 30, 2024, the Company repurchased 6,612 ordinary shares at an average price of $85.15 per share (excluding broker and transaction fees). As of September 30, 2024, the Company had remaining authority to repurchase up to an aggregate of $537.6 million of its outstanding ordinary shares under the August 2023 plan.

Note 13 — Financing Arrangements

In December 2011, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017, March 2021 and July 2024, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 March 2026 and July 2029, respectively. As of September 30, 2024, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

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

The total interest expense recognized in connection with the Senior Notes for the years ended September 30, 2024, 2023 and 2022 were $17,128, 17,066 and 17,052, respectively. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and were $4,831 and 4,795, respectively, as of September 30, 2024 and 2023. As of September 30, 2024, the noncurrent outstanding principal portion was $650,000.

The total estimated fair value of the Senior Notes as of September 30, 2024 and 2023 was $579,774 and $521,164, respectively. The fair value was determined based on the closing trading price of Senior Notes as of September 30, 2024 and 2023, and is deemed a Level 2 liability within the fair value measurement framework.

As of September 30, 2024, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $80,880. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

Note 14 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2024	2023
Ongoing accrued expenses(1)	$445,253	$277,037
Project-related provisions	42,719	55,569
Dividends payable(2)	54,081	51,053
Taxes payable	47,697	47,470
Derivative instruments(3)	16,305	41,667
Other(1)	172,884	161,946
Accrued expenses and other current liabilities	$778,939	$634,742

(1)
Certain amounts were reclassified from "other" to "ongoing accrued expenses" to conform the prior period to the current year presentation.
(2)
The amounts payable as a result of the August 7, 2024 and the August 2, 2023 dividend declarations, please see Note 20 to the consolidated financial statements.
(3)
Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments, please see Note 7 to the consolidated financial statements.

Note 15 — Interest and other expense, net

Interest and other expense, net, consists of the following:

	Year Ended September 30,
	2024	2023	2022
Interest income(1)	$(17,453)	$(21,248)	$(7,821)
Interest expense(1)	34,892	23,093	16,911
Foreign exchange loss(2)	13,212	12,057	16,720
Other, net	6,886	3,727	581
	$37,537	$17,629	$26,391

(1)
The net change in interest expense net of interest income, is primarily attributable to lower level cash balance. Interest expense includes certain fees and for further details, please see Note 13 to the consolidated financial statements.
(2)
The Foreign exchange loss in fiscal years 2024, 2023 and 2022 is primarily attributable to volatility of certain currencies’ exchange rates for which hedging the exposure through derivatives financial instruments was not cost effective as well as to the cost of executing our hedging policy through derivatives financial instruments.

Note 16 — Leases

As discussed in Note 2, the operating lease expense is recorded on a straight-line basis over the lease term.

Lease costs were as follows:

	Year Ended September 30,
	2024	2023	2022
Total net lease cost(1),(2)	$54,904	$64,696	$107,883

(1)
The lease cost includes immaterial amounts of lease income. The decline in net lease cost for the fiscal year 2023, compared to fiscal year 2022, is primarily attributable to completion of the move during fiscal year 2023 from leased facilities in Ra’anana Israel to the Company owned facilities, leading to a change from primarily lease costs to other expenses, including depreciation and operational costs.
(2)
Variable lease cost is immaterial.

Supplemental information related to operating lease transactions was as follows:

	Year Ended September 30,
	2024	2023
Lease liability payments	$57,319	$63,286
Lease assets obtained in exchange for liabilities	$33,964	$31,626

	As of September 30,
	2024	2023
Weighted average remaining lease term — Operating leases	5.0 Years	5.3 Years
Weighted average discount rate — Operating leases	4.0%	3.9%

The following maturity analysis presents future undiscounted cash outflows for operating leases as of September 30, 2024:

For the year ended September 30,
2025	$44,581
2026	32,378
2027	24,022
2028	19,349
2029	15,480
Thereafter	24,165
Total lease payments	$159,975
Less: imputed interest	(16,530)
Present value of lease liabilities	$143,445

As of September 30, 2024, the Company has entered into lease that will commence in fiscal year 2025 with lease term of up to ten years, that represent future aggregate undiscounted payments of up to approximately $80,000 are not reflected in the table above.

As of September 30, 2024 and September 30, 2023, the Company had no material finance leases.

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

The Company generally offers its products with a limited warranty. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been incurred after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2024, 2023 and 2022.

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

Note 18 — Employee Benefits

The Company accrues severance pay in according with law and certain employment procedures, mainly for the employees of its Israeli operations on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. This severance pay liability amounted to $301,561 and $298,234 as of September 30, 2024 and 2023, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $204,658 and $211,285 as of September 30, 2024 and 2023, respectively, and are included in other noncurrent assets. These accrued severance expenses were $39,772, $37,207 and $52,768 for fiscal years 2024, 2023 and 2022, respectively.

The Company sponsors defined contribution plans covering certain employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal years 2024, 2023 and 2022 under such plans were not material compared to total operating expenses.

Note 19 — Equity-based Compensation

Equity Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, restricted stock units and stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In February 2024, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 70,550 to 73,550. The amendment to the Equity Incentive Plan and became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in February 2024. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years and are generally subject to service based conditions or a combination of service and performance-based conditions and stock options have a term of ten years. Also, in accordance with the Equity Incentive Plan, options were issued at or above the market price at the time of the grant.

The following tables summarize information about stock options to purchase the Company’s ordinary shares, restricted stock and restricted stock units, as well as changes during the fiscal year ended September 30, 2024:

Stock Options:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding as of October 1, 2023	1,597	$63.41
Granted	—	—
Exercised	(434)	62.03
Forfeited	(4)	65.31
Outstanding as of September 30, 2024	1,159	$63.92
Exercisable as of September 30, 2024	1,150	$63.95

As of September 30, 2024, the weighted average remaining contractual life of outstanding and exercisable stock options was 4.08 and 4.07 years, respectively. The total intrinsic value of stock options exercised during fiscal years 2024, 2023 and 2022 was $10,899, $24,721 and $33,096, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2024 was $27,291 and $27,049, respectively.

Restricted Stock:

	Number of Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2023	2,054	$77.28
Granted	1,087	80.27
Vested	(855)	74.43
Forfeited	(111)	82.80
Outstanding as of September 30, 2024	2,175	$79.61

The value of restricted stock vested during fiscal years 2024, 2023 and 2022 was $72,404, $60,646 and $40,615, respectively, based on the market value of the Company's common stock on the vest date.

Restricted Stock Units:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2023	560	$79.73
Granted	307	85.60
Vested	(198)	77.65
Forfeited	(50)	80.91
Outstanding as of September 30, 2024	619	$83.21

The value of restricted stock units vested during fiscal years 2024, 2023 and 2022 was $17,722, $13,125 and $5,891, respectively, based on the market value of the Company's common stock on the vest date.

Employee Share Purchase Plan

On November 8, 2022, the Company’s Board of Directors adopted, subject to shareholder approval, the Amdocs Limited 2023 Employee Share Purchase Plan (the “ESPP”). The ESPP was subsequently approved by our shareholders at the annual general meeting of shareholders in January 2023. The approved number of shares that may be issued under the ESPP will not exceed in the aggregate 2,400 ordinary shares. Under its terms, the ESPP became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission. On February 13, 2023, the Company filed a registration statement on Form S-8 registering the offer and sale of 2,400 ordinary shares issuable under the ESPP. As of September 30, 2024, 548 ordinary shares have been issued since the commencement of the ESPP.

Under the ESPP, eligible employees have the right to purchase ordinary shares at the end of each purchase period based on their accumulated payroll deductions during the purchase period of a specified percentage of eligible compensation up to 10% (subject to a limitation to accrue the right to purchase ordinary shares up to twenty-five thousand dollars in any calendar year). Each purchase period lasts six months in duration, with purchases occurring in December and June. The purchase price per ordinary share will equal the lesser of 85% of the fair market value of our ordinary shares at either the beginning of the purchase period or the end of the purchase period. In fiscal year 2024 employees purchased 548 ordinary shares under the ESPP at a price of $68.95 per share, no shares have been purchased under the ESPP in fiscal year 2023, as the initial purchase was in December 2023.

Equity-based Compensation Expense

Equity-based compensation pre-tax expense, including grants of employee stock options, restricted stock, restricted stock units and ESPP for the years ended September 30, 2024, 2023 and 2022 was as follows:

	Year Ended September 30,
	2024	2023	2022
Cost of revenue	$53,409	$42,969	$32,096
Research and development	8,644	7,509	5,631
Selling, general and administrative	42,487	39,220	34,080
Total	$104,540	$89,698	$71,807

The income tax benefit related to equity-based compensation expense was $21,169, $17,986 and $15,066 for the years ended 2024, 2023 and 2022, respectively.

As of September 30, 2024, there was $80,539 of unrecognized compensation expense related to unvested stock options, unvested restricted stock awards and unvested restricted stock units which is expected to be recognized over a weighted average period of approximately one to two years, based on the vesting periods of the grants.

As of September 30, 2024, there was $1,417 of unrecognized compensation expense related to the ESPP which is expected to be recognized over the remaining purchase period.

Note 20 — Dividends

The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2024, 2023 and 2022:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
August 7, 2024	$0.479	September 30, 2024	$54,081	October 25, 2024
May 8, 2024	$0.479	June 28, 2024	$54,703	July 26, 2024
February 6, 2024	$0.479	March 29, 2024	$55,528	April 26, 2024
November 7, 2023	$0.435	December 29, 2023	$50,683	January 26, 2024
August 2, 2023	$0.435	September 29, 2023	$51,053	October 27, 2023
May 10, 2023	$0.435	June 30, 2023	$51,781	July 28, 2023
January 31, 2023	$0.435	March 31, 2023	$52,309	April 28, 2023
November 8, 2022	$0.395	December 30, 2022	$47,635	January 27, 2023
August 3, 2022	$0.395	September 30, 2022	$47,735	October 28, 2022
May 11, 2022	$0.395	June 30, 2022	$48,180	July 29, 2022
February 1, 2022	$0.395	March 31, 2022	$48,527	April 29, 2022
November 2, 2021	$0.360	December 31, 2021	$44,410	January 28, 2022

The amounts payable as a result of the August 7, 2024, August 2, 2023 and August 3, 2022 declarations were included in accrued expenses and other current liabilities as of September 30, 2024, 2023 and 2022, respectively.

On November 12, 2024, the Company’s Board of Directors approved quarterly dividend payment of $0.479 per share, and set December 31, 2024 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 31, 2025.

On November 12, 2024, the Company’s Board of Directors also approved, subject to shareholder approval at the January 31, 2025 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.527 per share, anticipated to be paid in April, 2025.

Note 21 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2024	2023	2022
Numerator:
Net income attributable to Amdocs Limited	$493,197	$540,709	$549,501
Net income and dividends attributable to participating restricted stock	(9,338)	(9,169)	(7,880)
Numerator for basic earnings per common share	$483,859	$531,540	$541,621
Undistributed income allocated to participating restricted stock	5,245	5,719	5,159
Undistributed income reallocated to participating restricted stock	(5,215)	(5,679)	(5,124)
Numerator for diluted earnings per common share	$483,889	$531,580	$541,656
Denominator:
Weighted average number of shares outstanding - basic	115,489	119,687	122,812
Weighted average number of participating restricted stock	(2,187)	(2,030)	(1,761)
Weighted average number of common shares - basic	113,302	117,657	121,051
Effect of dilutive equity-based compensation awards	656	832	838
Weighted average number of common shares - diluted	113,958	118,489	121,889
Basic earnings per common share attributable to Amdocs Limited	$4.27	$4.52	$4.47
Diluted earnings per common share attributable to Amdocs Limited	$4.25	$4.49	$4.44

For the fiscal years ended September 30, 2024, 2023 and 2022, 48, 47 and 42 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding equity-based compensation awards. Shares attributable to antidilutive outstanding stock equity-based compensation awards were not included in the calculation of diluted earnings per share.

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

	Year Ended September 30,
	2024	2023	2022
Revenue
North America (mainly United States)	$3,325,967	$3,306,988	$3,100,038
Europe	726,226	703,141	582,192
Rest of the world	952,796	877,421	894,467
Total	$5,004,989	$4,887,550	$4,576,697

	As of September 30,
	2024	2023
Long-lived Assets(1),(2)
Europe	$104,153	$130,000
North America	72,362	78,640
Rest of the world:
Israel	508,328	516,291
India	59,589	52,872
Others	11,169	13,120
Total	$755,601	$790,923

(1)
Property and equipment, net.
(2)
The decrease is primarily due to lower capitalization net of depreciation related to software for internal use, as the company expands its use of cloud-based applications.

Revenue by nature of activities

	Year Ended September 30,
	2024	2023	2022
Managed services arrangements	$2,904,924	$2,856,621	$2,755,486
Others	2,100,065	2,030,929	1,821,211
Total	$5,004,989	$4,887,550	$4,576,697

Revenue from Significant Customers

The following table summarizes the percentage of revenue from significant customer groups which accounted for at least ten percent of its total revenue in each of fiscal years 2024, 2023 and 2022.

	Year Ended September 30,
	2024	2023	2022
Revenue
Customer 1	24.5%	23.8%	26.8%
Customer 2	22.6%	23.1%	20.1%

Note 23 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2024
Revenue	$1,263,882	$1,250,059	$1,245,849	$1,245,199
Operating income	112,674	175,868	155,732	184,334
Net income attributable to Amdocs Limited	86,441	140,289	118,502	147,965
Basic earnings per share	0.76	1.22	1.02	1.27
Diluted earnings per share	0.76	1.21	1.01	1.26
2023
Revenue	$1,242,564	$1,235,962	$1,223,304	$1,185,720
Operating income	138,925	182,714	182,277	150,074
Net income attributable to Amdocs Limited	102,011	159,428	149,603	129,667
Basic earnings per share	0.86	1.33	1.24	1.07
Diluted earnings per share	0.86	1.32	1.23	1.07

Note 24 — Subsequent Event

In November 2024, the Company announced its decision to phase out several low-margin, non-core business activities, which generated approximately $600,000 revenue in fiscal year 2024. These activities were substantially already ceased in the first quarter of fiscal year 2025.

AMDOCS LIMITED

Financial Statement Schedule

VALUATION AND QUALIFYING ACCOUNTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

	Accounts Receivable Allowances	Valuation Allowances on Net Deferred Tax Assets
Balance as of September 30, 2021	$20,065	$65,550
Charged to costs and expenses	8,263	3,840
Charged to other accounts	(424)	584(1)
Deductions	(11,277)(3)	(13,106)(2)
Balance as of September 30, 2022	16,627	56,868
Charged to costs and expenses	6,876	7,144
Charged to other accounts	(937)	7,449(1)
Deductions	(2,765)(5)	(5,296)(4)
Balance as of September 30, 2023	19,801	66,165
Charged to costs and expenses	23,698	10,668
Charged to other accounts	(396)	-
Deductions	(10,465)(7)	(15,320)(6)
Balance as of September 30, 2024	$32,638	$61,513

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
(6)
$6,034 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.
(7)
$4,930 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.