Form 20-F
period 2025-09-30
AMDOCS LTD
filed 2025-12-15
CIK 1062579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

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

Title of Class	Number of Shares Outstanding (1)
Ordinary Shares, par value £0.01	108,448,276

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

Yes ☐ No ☒

(1) Net of 181,903,009 shares held in treasury. Does not include 1,538,557 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our Equity Incentive Plan or by companies we have acquired.

Unless the context otherwise requires, all references in this Annual Report on Form 20-F to “Amdocs,” “we,” “our,” “us” and the “Company” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors, and references to our software products refer to current and subsequent versions. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are expressed in U.S. dollars. References to “dollars” or “$” are to U.S. dollars. Our fiscal year ends on September 30 of each calendar year. References to any specific fiscal year refer to the year ended September 30 of the calendar year specified. For example, we refer to the fiscal year ending September 30, 2025 as “fiscal 2025” or “fiscal year 2025.”

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

Important factors that may affect these projections or expectations include, but are not limited to: the effects of general macro-economic conditions, prevailing level of macro-economic, business, and operational uncertainty, including as a result of geopolitical events or other global or regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of our customers, our ability to grow in the business markets that we serve, our ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render our products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence (“AI”), generative AI (“GenAI”), machine learning (“ML”), data analytics and similar tools and technologies (collectively, “AI and Related Tools”) in our offerings and operations, and risks associated with operating businesses in the international market. For a discussion of these and other important factors, and other risks, please read the information set forth below under the caption “Risk Factors.”

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

Downturns in the business climate for communications companies have in the past resulted, and may in the future result, in slower customer buying decisions and price pressures that adversely affected, and may continue to adversely affect, our ability to generate revenue. The current macroeconomic conditions, including as a result of geopolitical events, or other global or regional events, such as pandemics, as well as the current inflationary environment, trade disputes and barriers to trade and foreign exchange rate fluctuations, and the effects of these conditions on our customers’ businesses and levels of business activity and the resulting spending decisions of customers, have had and may continue to have a negative impact on our business by decreasing our new customer engagements and the size of initial or ongoing spending commitments under those engagements, as well as decreasing the level of demand and expenditures by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions continue, our business may be harmed.

If we fail to adapt to changing market conditions and cannot compete successfully with existing or new competitors, our business could be harmed.

We may be unable to compete successfully with existing or new competitors, particularly as we expand into new market segments. Our failure to adapt to changing market conditions, new or evolving market segments such as 5G standalone networks, fixed wireless access (“FWA”), and fiber, the cloud, and AI including GenAI, and to compete successfully with established or new competitors could have a material adverse effect on our results of operations and financial condition. We face intense competition for the software products and services that we sell, including competition for the managed services we provide to customers under long-term service agreements. These managed services include management of data center operations and IT infrastructure, application management and ongoing support, systems modernization and consolidation, cloud environment management and management of end-to-end IT processes for the business and operations of our customers.

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
•
effective and efficient integration of AI including GenAI into products, services and our own internal operations;

•
the constant competition for talent in the industry, including the ability of our competitors to hire, retain and motivate key personnel;
•
the ability of competitors to deliver projects at a level of quality that rivals our own; and
•
the responsiveness of our competitors to customer needs.

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

We believe that our future success will depend, to a significant extent, upon our ability to enhance our existing products and services, to introduce new products, services and features to meet the requirements of our customers, and to adopt and leverage new technologies and methodologies such as 5G standalone networks, FWA, and fiber, the cloud, microservices-based architecture, DevSecOps, automation, and AI, in a rapidly developing and evolving market. We devote significant resources to refining and expanding our base software modules and to developing our products, services and development methodologies and tools. We offer solutions involving GenAI, as well as predictive analytics and robotic process automation. Our inability to identify any future changes or disruptions in the technology space, inability to develop services around them, tailor our go-to-market strategy to take these services to our global customers ahead of our competition and enhance our delivery capabilities to execute those services may impact our competitive positioning, market share and revenues. In some instances, we rely on cooperative relationships with third parties to assist us in delivering certain products and services to our customers. Our present or future products, services and technology may not satisfy the evolving needs of the communications industry or of other industries that we serve. If we are unable to anticipate or respond adequately to such needs, due to resource, technological or other constraints, our business and results of operations could be harmed.

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

As we continue to diversify our product and service offerings, we may utilize AI and Related Tools in connection with our product and service offerings and in our own internal operations. For example, we include GenAI capabilities in the existing products and services through our Amdocs amAIz suite and have entered into partnerships to leverage existing GenAI platforms. Given the short time that has elapsed since GenAI became commercially viable, and the rapid pace of change in the GenAI space, we have limited experience with GenAI and may experience any number of difficulties including with respect to product development and integration with our existing offerings, IT systems and service providers. Additionally, there are significant risks involved in utilizing AI and Related Tools and no assurance can be provided that the usage of such AI and Related Tools will enhance our business, the business of our customers, or assist us in being more efficient or profitable. Further, AI and Related Tools may have biases, errors or inadequacies that are not easily detectable, and mature and proven solutions to mitigate for these risks may not yet be available. For example, certain AI and Related Tools may utilize historical market or sector data in their analytics. To the extent that such historical data is not indicative of the current or future conditions in the applicable market or sector, or the AI and Related Tools fail to filter biases in the underlying data or collection methods, the usage of AI and Related Tools may lead us or our customers to make determinations or decisions on behalf of our business or our customers’ business that are based on such flawed data, including determinations or decisions that may have an adverse effect. If AI and Related Tools are incorrectly or inadequately designed or the data used to train them is incomplete, inadequate or biased in some way, use of AI and Related Tools may inadvertently reduce efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our or our customers’ business goals, do not comply with our or our customers’ policies or interfere with the performance of our or our customers’ products, services, business and reputation. Additionally, reliance on AI and Related Tools could pose ethical concerns and lead to a lack of human oversight and control, which could have negative implications for our organization or that of our customers. Any of the foregoing flaws in our or our service providers’ AI and Related Tools or the AI and Related Tools of others in our industry, whether actual or perceived, may adversely impact our business, reputation, operations, and product or service offerings.

Further, as we continue to incorporate AI and Related Tools in our product and service offerings, including in new markets, and in our own internal operations, we continue to face new sources of competition, new business models, and new partner, service provider and customer relationships. In order to be successful, we need to continue to cultivate new industry relationships, strengthen existing relationships, and otherwise invest significant resources to bring new AI and Related Tool solutions and offerings to market and develop and support our existing AI and Related Tool solutions and offerings. The success of any AI and Related Tools or similar solutions we develop will depend on many factors, including market demand, our ability to win and maintain customers, and the cost, performance and perceived value of any such offerings we develop, including Amdocs amAIz, as well as their compatibility with our existing offerings. As a result, there can be no assurance that any AI and Related Tool solutions we develop will be adopted by the market or be profitable or viable. Given the short time that has elapsed since GenAI became commercially viable, and the rapid pace of change in the GenAI space, our limited experience with respect to GenAI offerings could limit our ability to successfully execute on this growth strategy or adapt to market changes. If we are unsuccessful in developing, integrating and offering AI and Related Tool solutions, our business, results of operations and financial condition could be adversely affected.

In addition, the use of AI and Related Tools may enhance intellectual property, privacy, cybersecurity, operational and technological risks. If any of our employees, contractors, vendors or service providers use any third-party AI and Related Tools in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information, including inadvertent disclosure of our confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately protect and enforce our intellectual property or confidential information, harming our competitive position and business. Our ability to mitigate risks associated with disclosure of our confidential information in connection with AI and Related Tools, will depend on our successful implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies, and procedures governing the use of AI and Related Tools in our business and in our own internal operations. Further, any content created by us using GenAI may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In addition, the use of AI and Related Tools by companies has resulted in, and may in the future result in, cybersecurity and data privacy breach incidents that implicate the personal or confidential information or data of users of AI and Related Tools.

The technologies underlying AI and Related Tools and their use cases are subject to a variety of laws and regulations, including intellectual property, privacy, consumer protection and federal equal opportunity laws and regulations, and are expected to be subject to new laws and regulations (including the EU AI Act, the first set of provisions of which became effective in February 2025, with additional provisions becoming effective on later dates) or new applications of existing laws and regulations. If we do not have sufficient rights to use the data or other material or content on which AI and Related Tools rely, we may incur liability through the violation of applicable laws or regulations, third-party privacy, intellectual property or other rights or contracts to which we are a party. For example, the output produced by GenAI may include information subject to certain rights of publicity or privacy laws or constitute an unauthorized derivative work of the copyrighted material used in training the models underlying the AI and Related Tools, any of which could create a risk of liability for us or adversely affect our business or operations. Furthermore, the technologies underlying AI and Related Tools are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational or technological risks related to the use of AI and Related Tools. Moreover, AI and Related Tools are the subject of evolving review by various governmental and regulatory agencies, including the SEC and the U.S. Federal Trade Commission and EU regulatory bodies, and changes in laws, rules, directives and regulations governing the use of AI and Related Tools may adversely affect the ability of our business to use AI and Related Tools. We may not be able to anticipate how to respond to or comply with these rapidly developing legal and regulatory frameworks, and we may need to expend significant resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions.

Our business is dependent on a limited number of significant customers, and the loss of any one of our significant customers, or a significant decrease in business from any such customer, could harm our results of operations.

Our business is dependent on a limited number of significant customers, of which AT&T has historically been our largest. AT&T accounted for 25.9% and 24.5% of our revenue in fiscal years 2025 and 2024, respectively. In fiscal years 2025 and 2024, our next largest customer, T-Mobile, accounted for 19.9% and 22.6% of our revenue, respectively. Excluding the phase out in fiscal year 2025 of several low margin, non-core business activities(1), the percentage of revenue of AT&T and T-Mobile for fiscal year 2025 remained roughly stable as compared to fiscal year 2024. For each of AT&T and T-Mobile we provide multiple services, run multiple activities and have a large portion of the business under our managed services. We cannot assure you that our revenues from AT&T, T-Mobile or any of our significant customers will remain the same or grow in future years. Aggregate revenue derived from the multiple business arrangements we have with the ten largest of our significant customers accounted for approximately 70% of our revenue in fiscal years 2025 and 2024. The loss of any significant customer, including as a result of industry consolidation involving our customers, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances (such as financial condition and market position) or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

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

Our business is directly affected by the length of our sales cycle. Information systems for communications companies are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and procurement procedures within an organization. The purchase of these types of products and services typically also requires coordination and agreement across many departments within a potential customer’s organization. Delays associated with such timing factors could have a material adverse effect on our results of operations and financial condition. In periods of economic slowdown in the communications industry, price pressure or changes in customers’ demand and spending behavior, our typical sales cycle lengthens, which means that the average time between our initial contact with a prospective customer and the signing of a sales contract increases. The lengthening of our sales cycle could reduce growth in our revenue. In addition, the lengthening of our sales cycle contributes to increased selling expenses, thereby reducing our profitability.

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

(1) For more details, please refer to "Note 22 - Segment Information and Revenue from Significant Customers" in the Notes to the Consolidated Financial Statements.

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

If a cyberattack or other security incident (for example, phishing, advanced persistent threats, or social engineering) were to result in unauthorized access to, or deletion of, and/or modification and/or exfiltration of our customers’ data, other external data or our own data or our IT systems or if the services we provide to our customers were disrupted, customers could lose confidence in the security and reliability of our products and services, including our cloud offerings, and perceive them not to be secure. This in turn could lead to fewer customers using our products and services and result in reduced revenue and earnings. The costs we would incur to address and fix these security incidents would increase our expenses. These risks will increase as we continue to grow our cloud solutions and network offerings and store and process increasingly large amounts of data, including personal and confidential information and data, and host or manage parts of our customers’ businesses in cloud-based IT environments. In addition, we have acquired certain companies, products, services and technologies over the years and have partnered with other companies for certain of our other offerings. While we make significant efforts to address any IT security issues with respect to our acquired companies and partners, we may still inherit such risks when we integrate these companies, products, services and technologies or work with our partners.

Any of the events described above could cause our customers to make claims against us for damages allegedly resulting from a security breach or service disruption, which could adversely affect our business, results of operations and financial condition.

The skilled and highly qualified workforce that we need to develop, implement, maintain and modify our solutions may be difficult to hire, train and retain, and we have and could continue to face increased costs to attract and retain our skilled workforce.

Our business operations depend in large part on our ability to attract, hire, train, motivate and retain highly skilled information technology professionals, software programmers and communications engineers on a worldwide basis, particularly as we operate and expand into developing market segments such as network automation, the cloud and GenAI. In addition, our competitive success will depend on our ability to attract and retain other outstanding, highly qualified employees, consultants and other professionals. Because our software products and services are highly complex and are generally used by our customers to perform critical business functions, we depend heavily on skilled technology professionals. Skilled technology professionals are often in high demand and short supply. If we are unable to hire or retain qualified technology professionals to develop, implement, maintain and modify our solutions, we may be unable to meet the needs of our customers. In addition, serving several new customers or implementing several new large-scale projects in a short period of time may require us to attract and train additional technology professionals at a rapid rate.

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

Additionally, there is increasing competition for talent in the technology sector, by our competitors as well as our customers' internal technology groups. Thus, our inability to hire, train and retain the appropriate personnel could further increase our costs of retaining a skilled workforce and make it difficult for us to manage our operations, meet our commitments and compete for new customer contracts. In particular, wage costs in lower-cost markets where we have historically added personnel, such as India, are increasing and we may need to continue increasing the levels of our employee compensation more rapidly than in the past to remain competitive.

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

We regularly review and assess potential acquisitions and targets in order to expand our offerings and enhance our market diversification and strategic strengths. In recent years, we have completed numerous acquisitions and we are actively evaluating potential new opportunities, some of which could be significant, stand alone or in the aggregate. In the future, we intend to continue expanding our portfolio of products, services and technologies that we believe we will advance our business strategy and market diversification through acquisitions. However, we may not be able to identify suitable future targets, consummate them on favorable terms or complete otherwise favorable acquisitions because of various factors, such as regulatory or other concerns. For instance, some countries, including the United States and countries in Europe and the Asia-Pacific region, are considering or have adopted restrictions on transactions involving foreign investments. Additionally, even if we are able to identify and consummate new acquisitions, the success of such new acquisitions will depend on many factors, including our ability to win and maintain customers in new industries and markets. Also, the effects of macroeconomic conditions, prevailing level of macroeconomic, business, and operational uncertainty may impact our ability to grow acquired entities, which could result in reduction of their valuations. In addition, geopolitical conflict, political instability, labor or trade disputes or similar events, may also result in further scrutiny and more complex approval processes over international transactions in countries where we operate. Furthermore, rapid technological changes such as GenAI that may affect the acquired technology and could result in reduction of value of such technologies. We cannot assure you that the acquisitions we have completed, or any future acquisitions that we may make, will enhance our products and services or strengthen our financial or competitive position.

In addition, we cannot assure you that we would be successful in the integration of our acquisitions. Although we have completed, and continue to complete, numerous integrations, there is no assurance that we have identified, or will be able to identify the optimal integration structure, or all material issues related to the integration of our acquisitions. Such issues may include significant defects in the internal control policies of companies that we have acquired, acquisition of intellectual property maintained by our targets that may result in allegations or claims of infringement or which may not be adequately protected, or conflicting commitments among our and our target’s customers. Our acquisitions could lead to difficulties in integrating acquired personnel and operations and in retaining and motivating key personnel from these businesses. In some instances, we may need to depend on the seller of an acquired business to provide us with certain transition services in order to meet the needs of our customers. Any failure to recognize significant defects in the internal control policies of acquired companies or properly integrate and retain personnel, and any interruptions of transition services, may require a significant amount of time and resources to address. Acquisitions may disrupt our ongoing operations, expose us to potential identified or unknown security vulnerabilities, divert management from day-to-day responsibilities, increase our expenses and harm our results of operations or financial condition.

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

We are subject to laws, directives, regulations and standards relating to the collection, use, retention, disclosure, security, transfer and other processing of personal data. These laws, directives, regulations and standards and their interpretation and enforcement continue to evolve rapidly and may be inconsistent from jurisdiction to jurisdiction; we will need to expend time and resources to ensure compliance with these evolving laws, directives, regulations and standards, and failure to understand and comply with these laws, directives, regulations and standards can have an impact on our results of operations and financial condition. For example, the European Union (“EU”) General Data Protection Regulation (“GDPR”) regulates the processing of personal data originated in the European Economic Area (“EEA”) and its transfer out of the EEA. The GDPR applies globally to all of our activities conducted from an establishment in the EEA, to related products and services that we offer to EEA customers and to non-EEA customers which offer services in the EEA. The GDPR also affects our role as product developers, as we are required to adopt “privacy by design” principles in order to address our customers’ need to apply privacy adequate solutions when handling their subscribers’ data. The GDPR imposes substantial financial penalties for noncompliance, including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million (whichever is higher) for the most serious violations. The United Kingdom (“U.K.”) operates a separate but similar regime under a version of the GDPR as transposed into U.K. law, together with the amended U.K. Data Protection Act 2018 (collectively, the “UK GDPR”). While the GDPR and the UK GDPR remain substantially similar for the time being, the U.K. government has adopted reforms to its data protection legal framework in its Data Use and Access Act 2025, which became law on June 19, 2025 (phasing in between June 2025 and June 2026) and will introduce significant changes from the GDPR. This may lead to additional compliance costs and could increase overall risk exposure as businesses may no longer be able to take a unified approach across the EEA and the U.K., and may need to amend their processes and procedures to align with the new framework. Implementing mechanisms to endeavor to ensure compliance with the GPDR and the UK GDPR may be onerous and may expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty. Further, we are subject to the Israeli Protection of Privacy Law 5741 ("PPL"), and the Privacy Protection Regulations (Data Security) 5777 (“PPR”). The PPL imposes certain obligations on the owners of databases containing personal data, including, among other things, a requirement to register databases with certain characteristics. The PPR, which became effective concurrently with the GDPR, impose comprehensive data security requirements on the processing of personal data. The PPL was recently amended and now imposes substantial financial penalties for noncompliance with the PPL and/or the PPR. The PPL amendment came into effect on August 14, 2025. Additionally, local privacy laws have been introduced or enacted in other jurisdictions as part of an overall trend, including in Brazil, Canada, Guernsey, India and Singapore.

For example, the Indian Parliament passed the Digital Personal Data Protection (DPDP) Act in August 2023 – the first comprehensive cross-sectoral law on personal data protection in India – which will have phased-in effective dates for different provisions to be determined by India’s central government. In the United States, there are numerous federal, state and local data privacy and security laws, rules and regulations. For example, at the federal level, we are subject to the rules and regulations promulgated under the authority of the U.S. Federal Trade Commission, which regulates unfair or deceptive acts or practices (including with respect to data privacy and security). The U.S. Congress also has considered, is currently considering, and may in the future consider, various proposals for comprehensive federal data privacy and security legislation, to which we may become subject if passed. At the state level, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”) provides California residents with certain individual privacy rights and imposes data privacy obligations on covered businesses. A growing number of other states have enacted, or are considering enacting, their own comprehensive data privacy laws. In addition, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure, and could affect our ability to retain and attract customers.

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

Acquisitions, organic growth and absorption of significant numbers of customers’ employees in connection with managed services engagements have, from time to time, increased our headcount. During periods of expansion, we may need to serve several new customers or implement several new large-scale projects in short periods of time. This may require us to attract and train additional technology professionals at a rapid rate, as well as quickly expand our facilities, which we may have difficulties doing successfully.

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

It is a part of our business strategy to pursue new strategic partnerships and alliances in order to offer new products or services or to otherwise enhance our market position and customer reach. Consistent with this strategy, we have entered into partnerships and collaborations and continue to review potential new opportunities. For example, in connection with our focus on domains, such as B2B and the cloud, and the adoption of technologies such as GenAI, we have retained existing and entered into new partnerships as well as expanded upon our existing partnerships with NVIDIA, Microsoft, Amazon Web Services, Oracle Cloud and Google Cloud. We expect to continue to build on these partnerships and others to update, enhance and build our offerings and customer base. However, we may face difficulty finding partners that enhance our offerings and brand, in particular if we simultaneously compete with such partners in other industries and markets. We may be limited in the scope of the partnership which may hinder the success of any ventures we enter into with such partners. We also may not be able to realize the business objectives and targets set for those partnerships as a result of, among other things, organizational culture differences, difficulty or unwillingness to share certain information between partners, technology misalignment, business model misalignment or our ability to properly motivate disparate sales forces. Additionally, our customers may not favorably view our partnership offerings and may choose to not adopt such offerings. Changes in our partner's strategy may also adversely impact our ability to continue to make partnership offerings available in the future. Due to the multiple risks and difficulties associated with such activities, there can be no assurance that we will be successful in achieving our expected strategic, operating, and financial goals for any such partnership or alliance.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal, compliance and economic conditions worldwide.

We are affected by risks associated with conducting business internationally. We maintain strategic development centers in Israel, Cyprus and India. We also have regional development centers in Brazil, Canada, Mexico, the Philippines, the United Kingdom and the United States, and have operations in North America, Europe, Eurasia, Latin America, Africa and the Asia-Pacific region. Although a substantial majority of our revenue is derived from customers in North America, we obtain significant revenue from customers in Europe, the Asia-Pacific region and Latin America. Our strategy is to continue to broaden our North American and European and Asia-Pacific customer bases and to continue to expand into international markets, including emerging markets, such as those in Latin America, Africa, Eurasia, India, Southeast Asia and the Middle East. Conducting business internationally exposes us to certain risks inherent in doing business in numerous markets, including:

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
•
increases in procurement costs, including as a result of ongoing trade tensions and imposition of tariffs;
•
challenges in complying with complex foreign and U.S. laws and regulations and interpretations thereof, including communication laws, trade sanctions, export controls, and privacy regulations;
•
differences in business and social culture;
•
health emergencies or pandemics;
•
political instability, political or civil violence and threats of terrorism, including the geopolitical conflict between Russia and Ukraine, the recent conflict between India and Pakistan, as well as the conflict in the Middle East;
•
currency exchange rate fluctuations;
•
hyper inflation;
•
foreign ownership restrictions;
•
regulations on the transfer of funds to and from foreign countries;
•
the lack of well-established or reliable legal systems in some countries;
•
variations in effective income tax rates and tax policies among countries where we conduct business; and
•
climate change, extreme weather and the related political and economic effects.

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

We are subject to numerous, changing and sometimes conflicting legal regimes on various matters, including sanctions and trade control regulations in the United States, Europe and other countries, including as a result of rapidly evolving technology and increased government regulation of AI, GenAI, and cloud service solutions. The sanctions environment has resulted in new sanctions and trade restrictions, such as in response to the invasion of Ukraine by Russia, among others, which may impair trade with certain sanctioned individuals and countries, and negatively impact regional trade ecosystems among our clients and us, including business operations in impacted territories.

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

In addition, our brand and reputation are also associated with our public commitments to various environmental, social and governance (ESG) initiatives, including our goals and targets for sustainability and inclusion and diversity. Our goals and targets are set to multiple time frames extending out through 2040, and our disclosures on these matters and any failure to achieve our goals and targets whether in the short-term, mid-term or long-term, could harm our reputation and adversely affect our customer relationships or our recruitment and retention efforts. In addition, positions we take or do not take on social issues, or our ESG initiatives in general, may be unpopular with some of our employees, existing or potential customers, legislators or government regulators, advocacy groups or other stakeholders, who may hold divergent or conflicting views on ESG, which may impact our ability to attract or retain employees or customers, or subject us to negative scrutiny.

Increasing focus on ESG matters has resulted in, and is expected to continue to result in, the adoption of legal and regulatory requirements, including those requiring climate, human rights and supply chain-related disclosures. New laws, regulations, policies and international accords relating to ESG matters are being developed and formalized in the U.S., Europe and elsewhere, including certain laws regulations and policies aimed at restricting or discouraging the consideration of ESG factors by companies. If new laws or, regulations, policies or accords are more stringent than, or conflict with, current requirements, we may experience increased compliance burdens and costs to meet such obligations or become exposed to legal, financial and reputational risks.

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

Conflicts in North Africa and the Middle East, including with countries which border Israel, have historically resulted in continued political uncertainty and violence in the region. Relations between Israel and Iran have been seriously strained and continue to deteriorate, especially with regard to Iran’s nuclear program and its support of various terrorist organizations and involvement in the current conflict. In addition, efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution in the past, and there have been numerous periods of hostility in recent years. On October 7, 2023, Hamas launched a terrorist attack on Israel, which has further evolved into an ongoing war with Hamas, and later on with additional terrorist organizations in the north of Israel. This has resulted in certain of our workforce shifting to remote work and some military reserve service call ups in Israel. Although a ceasefire agreement between Israel and Hamas was reached in October 2025, the situation continues to be volatile and could lead to additional hostilities in Israel and the Middle East, which might require additional business or operational adjustments, and may result in additional costs and potential disruptions to our operations.

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

As a result of macroeconomic conditions, including as a result of geopolitical events or other global or regional events such as pandemics, political instability or conflicts and threats and acts of terrorism, as well as the current inflationary environment, foreign exchange rates fluctuation may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur. Due to volatility in foreign exchange rates, particularly during periods of economic instability such as during the height of the financial crisis in fiscal year 2008 or the recent recessionary periods, for example, we may recognize higher than usual foreign exchange losses under interest and other expense, net, mainly due to the significant revaluation of assets and liabilities denominated in other currencies attributable to the rapid and significant foreign exchange rate changes associated with the global economic turbulence. Although we utilize hedging strategies to prevent significant impacts to our financial results, we believe that foreign exchange rates may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur.

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

Design defects or software errors may cause delays in product introductions and project implementations and damage customer satisfaction and may have a material adverse effect on our business, results of operations and financial condition, which may not be fully cured by our subsequent remediation efforts. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct.

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

Notwithstanding the insurance coverage that we carry, the occurrence of an event that causes losses in excess of the limits specified in our policies, or losses arising from events not covered by insurance policies, could materially harm our financial condition and future operating results. There can be no assurance that any claims filed under our insurance policies will be honored fully or timely. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

Changes in the tax legislation policies and regulations imposed by the jurisdictions in which we operate, the termination or reduction of certain government programs and tax benefits, or challenges by tax authorities of our tax positions could adversely affect our overall effective tax rate.

There can be no assurance that our effective tax rate of 18.1% for the year ended September 30, 2025 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of Guernsey, the jurisdiction in which our holding company is organized, or of the various countries in which we operate. Any changes in tax laws could have an adverse impact on our financial results. In addition, there has been a general expectation of increased audits of multinational groups by tax authorities in various jurisdictions. There is no guarantee that our effective tax rate will not be adversely affected as a result of any such activity.

In October 2015, the Organization for Economic Co-operation and Development ("OECD") published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting ("BEPS") initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” The first pillar (“Pillar 1”) is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. Based on the guidelines published to date, the Company does not expect to fall within the scope of the rules of Pillar 1. The second pillar (“Pillar 2”) is focused on developing a global minimum tax rate of at least 15 percent (measured on a country by country basis) applicable to multinational groups with consolidated revenue over €750 million. Guernsey, as well as other jurisdictions where we operate, are included in the more than 140 countries which have agreed to enact legislation to implement the global minimum tax rate. Certain of the Pillar 2 rules are already in effect in some countries in which we conduct our business, and have applied to our business in such countries for fiscal periods beginning on or after January 1, 2024, i.e., in our case - for the fiscal year beginning on October 1, 2024. The Pillar 2 rules have come into effect in additional jurisdictions where we operate, and are expected to come into effect in some other countries in which we conduct our business (including Guernsey) for fiscal periods beginning on or after January 1, 2025 or for fiscal periods beginning on or after January 1, 2026 in other cases (including Israel). The Company is continuing to evaluate the potential impact on future periods of the Pillar 2 rules. It is difficult to assess at the present time to what extent such changes, if and when they are finally adopted, might adversely impact our effective tax rate.

In addition, following the screening by the EU Code of Conduct Group on Business Taxation (“COCG”) of third-country jurisdictions to assess their compliance for tax purposes, Guernsey was found to be a co-operative jurisdiction. However, the COCG has requested that Guernsey, along with a number of other jurisdictions, take further steps to ensure that its tax system does not facilitate offshore structures which attract profits without real economic activity. Legislation introducing economic substance requirements for companies in the Crown Dependencies was approved by the respective parliaments in December 2018 and amended and updated with effect from June 30, 2021. The legislation applied initially to all companies resident for tax purposes in the Crown Dependencies and was effective for accounting periods commencing on or after January 1, 2019. The most recent amendments extended the legislation to include partnerships but did not make material changes to the substance requirements applicable to Guernsey tax resident companies. The regulations require entities, including companies and partnerships, to demonstrate that they have sufficient substance in Guernsey via a series of requirements, or tests. We are monitoring the developments closely to ensure that the Company is continuously compliant with the various requirements.

We rely on third-party vendor relationships to deliver our business, may expose us to supply disruptions, cost increases, security vulnerabilities and cyberattacks.

We are reliant on third-party vendors in the provision of our product and service offerings, including our expanding cloud services and use of AI and Related Tools, as well as for our own internal operations. Failure by any of our third-party vendors could interrupt our operations and the delivery of our product and service offerings, and/or significantly increase costs as we transition to a new vendor. Similarly, if any of these third-party vendors decide to significantly increase costs, it could have an adverse financial impact on our business, as it may require us to shift to a competing solution or redesign our solutions which might take considerable time, effort and money. Further, if a third party were to experience a material breach of its information technology systems which results in the unauthorized access, theft, use, destruction, or disclosure of customers’ or employees’ data or confidential information of the Company stored in such systems, the introduction of security vulnerabilities into the Company's systems or products or service offerings, including through cyberattacks or other external or internal methods, or the failure, disruption, delay or other compromise of the Company's operations, it could result in a material loss of revenues from the potential adverse impact on our reputation, our ability to retain or attract new customers, potential disruption or loss of services from the vendor and disruption to our business. Such a breach could also result in contractual claims or investigations by regulatory authorities and could lead to our being named as a party in consumer litigation brought by or on behalf of impacted individuals. For more information on risks related to cybersecurity and data privacy, please see “Risk Factors — If our security measures for our software, hardware, services or cloud offerings are compromised, and as a result, our data, our customers’ data, our IT systems, or our customers’ IT systems are accessed improperly, made unavailable, or improperly modified, our products and services are vulnerable and it may materially affect our business and result in potential legal liability.”

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

Our cash, cash equivalents and short-term interest-bearing investments totaled $325 million, as of September 30, 2025. Our short-term investments, if applicable, consist primarily of bank deposits, money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt. Although we believe that we generally adhere to conservative investment guidelines, adverse market conditions have resulted in immaterial impairments of the carrying value of certain of our investment assets in recent fiscal years, and future adverse market conditions may lead to additional impairments. Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition, including by reducing the capital available for our business and requiring us to seek additional capital, which may not be available on favorable terms.

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

As of September 30, 2025, we had an aggregate of $650 million of outstanding indebtedness and we may incur additional indebtedness in the future. Our ability to pay interest and repay the principal for our indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section, including macroeconomic factors such as rising interest rates. There can be no assurance that we will be able to manage any of these risks successfully.

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

As part of our strategy, we have pursued and may continue to pursue acquisitions, partnerships and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. In recent years, we have completed numerous acquisitions, which, among other things, have expanded our business into digital offerings, network and cloud technologies and expertise, and experience design and development. In June 2023, we acquired the service assurance business of TEOCO, executing on our network strategy of providing service providers with a holistic, end-to-end service orchestration offering, with the aim to assure the quality of service and enable the monetization of dynamic, next-generation customer experiences, and in August 2023 we completed the acquisition of ProCom Consulting, a digital transformation SI services and business consulting company. During fiscal year 2024, we acquired two companies, the larger of the two was Astadia, a company specializing in mainframe-to-cloud migration and modernization, as we further execute on our cloud strategy, and another immaterial company. In December 2024, we acquired Profinit, a data science, engineering and intelligence company based in the Czech Republic to help us address the rapidly growing demand for services related to data, AI and GenAI services in telecom and beyond. We have also made three other immaterial acquisitions during fiscal year 2025.

Business Overview

Amdocs is a leading provider of software and services for approximately 400 communications, entertainment and media industry and other service providers in developed countries and emerging markets. Our customers include some of the largest telecommunications companies in the world (including América Móvil, AT&T, Bell Canada, Singtel, Telstra, T-Mobile, Verizon Telefónica and Vodafone), as well as broadband, mobile and entertainment providers (including Charter Communications, Comcast, DISH, J:COM, Optimum, Rogers and Sky), small to midsized communications businesses and mobile virtual network enablers/mobile virtual network operators, satellite operators, and providers of media and other services, such as financial services.

Our software and services, which we develop, implement and manage in a unique accountability model, are designed to meet the business imperatives of our customers, create value for society and make our increasingly connected world more empowering by unlocking our customers’ innovative potential and enabling them to transform their boldest ideas into reality, and make customer experiences that are simple, personal, contextual and valuable at every point of engagement and across all channels. Our offerings are based on a product and services mix, using technologies and methodologies including the cloud and cloud native, AI, and Related Tools including Model Context Protocol (MCP) and others, microservices, DevSecOps, low-code/no-code, edge computing, open source, bimodal operations, Site Reliability Engineering (SRE), and open APIs. As a result, our offerings enable service providers to efficiently and cost-effectively engage their customers, introduce new products and services, automate service and network operations, monetize connectivity and content, support new business models and generally enhance their understanding of their customers. Our technology, design-led thinking approach and expertise help service providers accelerate their journey to the cloud, enhance their entertainment offerings, deploy and manage existing and next-generation networks, and serve their customers across all channels. In order to fulfill our responsibilities to our customers, we sometimes engage third-party vendors and system integrators providing complementary products and services, including hardware and software, as well as cloud consumption and related services.

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

We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G standalone, FWA, B2B acceleration, and fiber networks and their transformation into digital service providers to provide connectivity services, content and applications (apps) on any device through digital and non-digital channels. It is also driven by the trend towards integrated service offerings which we believe is leading to continued merger and acquisition activity among our customers who then require systems consolidation, which we provide, to ensure a consistent customer experience at all touchpoints. Our solutions enable service providers to help their consumer and enterprise (B2B) customers navigate the increasing number of devices, services, partner services and plans available in today’s digital world and the need of service providers to cope with the rapidly growing demand for content and data that these devices and services create, as well as to compete with over-the-top (OTT)-focused players. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering customer experiences that are simple, personal, contextual and valuable at every point of engagement and across all channels.

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

As we work with our customers and partners to create a better-connected world, we seek to make a difference and we incorporate this commitment into our business culture, innovation, products and operations. ESG priorities are integral to our operations, and we seek to follow a comprehensive approach in our sustainability journey. We were included on the S&P Dow Jones Sustainability Index (DJSI) North America, placed in the S&P Global’s Corporate Sustainability Assessment (CSA) Yearbook, and received high ratings in the Carbon Disclosure Project (CDP), Sustainalytics, and EcoVadis, a leading provider of business sustainability ratings and assessments. We place high value on protecting the environment and minimizing negative environmental impacts that may be created by our operations, and are seeking to create sustainable products and services. For example, as we take the industry to the cloud, leveraging the economies of scale offered by the public cloud and the attributes of our cloud offerings, our customers should be better positioned to subsequently reduce their reliance on costly, space and energy-consuming hardware components. We also strive to optimize our customers’ network operations, energy efficiency, and energy reduction by intelligently identifying and removing redundant network equipment while still maintaining high network performance. For example, our AI, data and GenAI suite, amAIz, is designed to help make telecom processes more efficient, including, for example, by offering human agents a team of digital GenAI-powered assistants, known as amAIz agents, designed to improve productivity and reduce the resources required to resolve customer issues; or by rapidly analyzing and resolving network issues and reducing the need for human intervention, including physical network inspections or visits to customer homes. We have set a long-term climate change goal of becoming carbon neutral in our business operations (Scopes 1 and 2) by 2040 and also to reach 100 percent electricity from renewable sources by 2040. In July 2025, we completed the carbon-footprint assessment and verification process for fiscal year 2024. It confirms that Amdocs has achieved an absolute reduction of 49% in Scope 1 & 2 greenhouse gas emissions (using market-based calculations), and approximately 50% in Scope 3, compared to 2019 levels. This surpasses our Science Based Targets Initiative goals of a 21% reduction in Scope 1 & 2 and a 13% reduction in Scope 3 by the end of fiscal year 2024, compared to the 2019 base year. We are committed to achieving an inclusive workplace and seek to create a welcoming work environment for all employees. As we commit to enriching the lives of our employees, which we have encapsulated in our employer brand “Live Amazing. Do Amazing”, our efforts focus on providing a people-centric work environment, understanding that flexibility is key, from unlimited vacation to flexibility around how, when, and where a person works. We provide opportunities for growth and professional development, embracing a culture of continuous learning and upskilling, and have significantly expanded our employee well-being programs and investments. For the communities in the areas in which we operate, we implement a number of empowerment activities and initiatives, including digital inclusion programs, STEM education, and environmental awareness.

Our business is conducted on a global basis. We maintain strategic development centers in Israel, Cyprus and India. We also have regional development centers in Brazil, Canada, Mexico, the Philippines, the United Kingdom and the United States, and have operations in North America, Europe, Eurasia, Latin America, Africa and the Asia-Pacific region.

Industry Background

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with a focus on customer experience, migration to the cloud, AI and Related Tools (including, in particular, agentic AI), next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities, investing in 5G and fiber rollouts, to meet the demand for increased bandwidth, faster pace of innovation for new digital services, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media; entertainment; enterprise enablement; Internet of Things (IoT); and digital lifestyle services, all of which are driving growth in the demand for multi-modal customer engagement capabilities, data and GenAI.

OTT-focused players and device manufacturers continue to penetrate the communications market and are also competing for customer attention in the entertainment market, while traditional content creators are increasingly streaming their content direct-to-consumer (D2C). Additionally, social networks such as Facebook and X (previously known as Twitter), alongside OTT-focused players such as Snapchat and WhatsApp, have become widely accepted alternatives to traditional voice communications and also provide video streaming services. To meet the challenges from new competitors, service providers are developing cooperative partnerships with OTT-focused players to improve the customer experience as well as vertically integrating with content creators. Pay TV providers are introducing more IP-based (streaming) TV services in their need to meet customers’ on-demand experience expectations. As the business-to-consumer (B2C) domain is crowded with disruptors and heightened competition from OTT players, service providers are also looking to strengthen their standing with enterprise customers, explore new opportunities in the wholesale market and provide IoT services to new vertical market segments, such as the home, health and automotive industries. In North America, cable companies and communication service providers are increasingly expanding their lines of business as growth engines, and moving into each other’s core business areas, with telcos offering fixed-wireless broadband connectivity and cable companies providing wireless services as mobile virtual network operators (MVNO)s.

To capture new revenue streams, service providers are expanding within existing and non-traditional business models and deploying new network technologies such as 5G Advanced (5.5G), 5G standalone networks, fixed wire access and fiber. We believe 5G Advanced and 5G will enable service providers to grow their enterprise revenues through the introduction of new business models such as B2B2x, the rollout of mobile private networks (MPN) and by exposing network-as-a-service (NaaS) functionality. As a result, we expect service providers will continue to place an emphasis on modernization and transformation projects for their networks and operational and business systems as they seek to introduce these new offerings, migrate to the cloud and offer innovative new services for both enterprise customers and individual consumers, and monetize these new capabilities. Global service providers are also accelerating their fiber network expansion investments to enable converged, value-added offerings which bundle broadband and mobile together.

GenAI has led to increased interest in applying AI and Related Tools to telecom operations, with emerging use cases in customer experience, especially in customer care, sales, and marketing, enabling service providers to introduce new differentiated offerings. We believe GenAI will also provide operators an opportunity to apply GenAI to solve problems in network optimization and fault management as well as introduce enhanced productivity and efficiencies in their operations, and across all units from corporate to customer-facing.

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
•
Continued Expansion into New Geographies and Emerging Markets. We seek to grow our customer base by expanding into new markets inside the regions we currently serve and serving the needs of service providers operating in emerging markets. While we have a strong presence overall in developed markets, there are areas in which we believe we can further expand our presence. In fiscal year 2025 for example, we succeeded in growing our activities in Europe, including Finland and Poland, and expanded in our Rest of World outside of North America, including the United Arab Emirates and Japan. In emerging markets, prepaid subscriber growth remains high and average revenue per user remains relatively low in comparison to more developed markets. In order to increase subscriber revenue, service providers are focusing on customer experience and on increasing capacity, particularly for data and content offerings, as key competitive differentiators. Our existing and prospective customers in these markets vary dramatically, with some service providers serving subscriber bases already numbering in the hundreds of millions and others introducing communications services to communities for the first time. We believe this shift in focus to customer experience and on increasing bandwidth and providing content helps to create the wide spectrum of emerging market service providers that require offerings ranging from relatively low-cost systems with pre-packaged services that can be implemented rapidly, to more robust services, to complete customer experience solutions.
•
Provide Customers with an Open, Dynamic and Cloud-Native Portfolio to Meet Key Industry Trends. With our offerings, we seek to accelerate our customers’ journey to the cloud and help them differentiate in the 5G era so they can deliver an always-on customer experience that is intuitive, simple, personal and valuable at every point of service. We provide solutions across digital business systems and legacy business and operational support systems (BSS/OSS) and network domains and multiple lines of business, including wireline, wireless, broadband, cable, fiber, satellite services, IoT and digital services. The business integration of our systems, supporting commerce, monetization and network automation, is achieved through a central, cloud-native catalog, built on an open, API-first and microservices-based approach to enable third-party integration. We believe that our ability to provide a broad, open, dynamic, modular, GenAI-embedded and cloud-native portfolio, with certified end-to-end business processes deployed using best practice DevSecOps, helps position us as a strategic partner for our customers as they seek to migrate to the cloud and continue to transform into digital service providers. This provides us with multiple avenues for strengthening and expanding our ongoing customer relationships. Our strategic collaborations with Amazon Web Services, NVIDIA, Microsoft Azure, Google Cloud and Oracle Cloud Infrastructure will further enable service providers to offer new and differentiated services to drive growth, customer loyalty and value-add with fast, intelligent, and agile interactions, and a wide ecosystem of third-party partners.
•
Lead with innovative technology to better serve our customers. We look to provide our customers with leading technologies designed to address industry-specific challenges and opportunities so that they can differentiate themselves with new offerings, accelerate their time to market, and optimize their operations. GenAI is one such technology, which we are implementing in different ways, including via our AI, data and GenAI suite, amAIz, building our telecom-tailored GenAI agents and use-case factory, and infusing GenAI across our products and services. As a result, service providers may deploy GenAI in various ways across their businesses, from customer experiences to network provisioning. We also believe our GenAI capabilities, including rapidly evolving agentic AI capabilities, may enable service providers to deliver increased efficiencies and productivity, as well as benefit our own operations. Underpinning our product capabilities is a broad set of data, AI and Related Tools and services designed to ensure our customers are able to harness data from across their operating ecosystem to deliver better experiences for their customers. We believe that our amAIz suite, and strategic collaborations with Microsoft and NVIDIA, may position us to increase the adoption of GenAI applications and services across the communications industry.
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

The Amdocs Offerings

Our understanding of our customers’ business needs and the importance of delivering an amazing experience to their end users provide the framework for our portfolio of capability-based products and services. Our offerings are designed to meet the challenges facing our customers as they roll out 5G, fixed wireless access and fiber networks, migrate to the cloud, introduce AI and Related Tools and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. They enable modular expansion as a service provider evolves, ensuring lower-cost and reduced-risk implementations, while their microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps. With our portfolio’s open and modular structure, organized by capability such as monetization, commerce and care, service and network automation, consulting, delivery, systems integration, operations and others, and matched to industry standards, our customers have the flexibility to choose business offerings that address their specific needs and improve their time to market and value. In the second quarter of fiscal year 2025, we released Amdocs CES25 (CES25), a telco-native, GenAI-led customer experience suite, spanning business, operations and network domains, embedded with AI and Related Tools, including GenAI agents, and which includes our Customer Engagement Platform, Amdocs Monetization Suite, Amdocs Intelligent Networking Suite, Amdocs Charging, Amdocs eSIM Cloud, Amdocs MarketONE, and Amdocs CatalogONE. A key addition to CES25 was the new Amdocs amAIz telco-intelligence suite, which is a holistic, modular, portfolio of telco-native data management, AI, ML and GenAI platforms, applications and services for telecom, which is pluggable to any data ecosystem.

The Customer Engagement Platform is a telecom-specific customer relationship management (CRM) solution developed by Amdocs in partnership with Microsoft, serving both the B2C and B2B markets across all lines of business. The AI-native platform includes GenAI domain-specific agents alongside sentiment analysis, predictive and conversational AI and Related Tools and additional GenAI capabilities. This CRM solution leverages the power of Microsoft Dynamics 365 and Azure, verticalized for telecoms by Amdocs, to deliver unified and omni-channel customer journeys driven by AI and Related Tools with enhanced automation and personalization. The platform spans the entire customer lifecycle – including marketing, commerce, sales, ordering, and customer service – and leverages the Amdocs Low-Code Experience Platform for accelerated introduction of new customer journeys, experiences, and offerings, over any channel, in real time and at scale.

The Amdocs Monetization Suite enables our customers to monetize their broad set of services and offerings, from traditional connectivity, through content and entertainment, to advanced digital telco and non-telco services enabled by 5G, edge, cloud and programmable networks. These solutions are powered by GenAI, enabling service providers to leverage advanced billing and charging capabilities in order to introduce new monetization models (e.g., API-usage billing), and new business models (e.g., B2B2x, private mobile networks, and network-as-a-service), and align with the partner ecosystem.

The Amdocs Intelligent Networking Suite set of solutions provides end-to-end service orchestration, supporting the orchestration of complex services across multiple domains such as 5G, software-defined networks/network function virtualization (SDN/NFV), cloud and edge. It leverages Amdocs amAIz’s capabilities (with respect to AI and Related Tools), around intent recognition, policy optimization, anomaly detection and root cause analysis, and ensures closed-loop, intent-driven, end-to-end network and service lifecycle automation, in order to enhance the customer service consumption experience and improve service providers’ operational efficiency.

Amdocs CatalogONE spans the entire CES25 suite, and combines embedded business intelligence with telecom-specific GenAI agents. These capabilities enable service providers to design, develop and go-to-market with innovative services and bundles that combine connectivity, content, partners’ digital services, new monetizable elements (e.g., quality of service, slicing, API usage) and physical devices, targeting both consumer and business segments.

The CES25 B2B portfolio enables service providers to serve all customer segments such as small and medium businesses (SMBs), enterprise and government customers. The modular portfolio digitalizes and automates service providers’ lead-to-care processes and end-to-end customer lifecycle management. CPQ Pro, the cornerstone of the B2B portfolio, is embedded with autonomous GenAI agents empowered by analytics, designed to increase B2B deal-closure ratios, facilitate automation, and accelerate revenue.

The CES25 suite also optimizes and automates service-provider operations by modernizing their IT and network stacks with cloud-native products built over Amdocs Microservices Management Platform to ensure agility and IT velocity, and with embedded data-driven intelligence powered by Amdocs amAIz, to utilize telco-specific GenAI capabilities for various business and operational needs, in a simple, trusted, secured and cost-effective manner. Our offerings with respect to data and AI Related Tool widely span various aspects of the service provider’s business, with detailed use cases embedded within our products and best practices to help service providers become truly data-driven organizations.

We also offer Amdocs MarketONE, a based Software-as-a-Service (SaaS)-based platform which has been designed to enable service providers to aggregate and monetize partners in a frictionless way to enable a superior customer experience. The platform includes an expansive network of pre-integrated digital services, ranging from media, gaming, eLearning, sports and retail to security and business services. Amdocs connectX, a cloud-native "telco-in-a-box" software-as-a-service platform, is designed for digital telecom brands covering care, commerce, ordering and monetization needs. The Amdocs eSIM Cloud enables service providers to offer “digital SIM” (eSIM) for any device, download method and line of business – consumer, enterprise and IoT from Apple, Samsung, Microsoft, Google and other device manufacturers, while our mature cybersecurity practices and service help protect and manage enterprises.

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

Our managed services, including those using AI and Related Tools, other predictive analytics, and robotic process automation, are designed to enable service providers’ IT and network departments to keep pace with the speed of business requirements as they continue their journey towards zero-touch operations, provide faster time to market for new services as well as the cost-effective management of existing offerings. Our Services360 platform supports more agile and reliable operations and also includes dedicated tools that automate tasks that would traditionally require various software development skills. It contains a set of advanced technologies, blueprints, automated processes and integrations to external applications to enable our services across many aspects of the IT lifecycle in service provider environments. These services include solution development, quality engineering, cloud migration and operations, FinOps, hyper-automation, governance and more. Managed services provide multi-year, flexible and tailored support, managing IT, business processes and applications services, such as application development and maintenance, operations, IT and infrastructure hosting, cloud operations and in-house developed practices, and legacy modernization.

In fiscal year 2025, we announced the launch of Amdocs Studios, a holistic high-end digital services offering combining deep expertise across four key technology disciplines: Quality Engineering, Data & GenAI, Cloud, and Experience & Digital Engineering.

The services provided by our Quality Engineering Studio are designed to help modernize our customers’ approach to testing. They combine upskilling our customers’ organization, employing our AI-driven test automation platform, and integrating a DevSecOps approach to ensure faster time to market combined with higher product quality. We support the complete quality-engineering spectrum of services, from project-based to enterprise-level engagements, and cover consulting through to execution of quality-engineering services throughout the entire software-development lifecycle and into production. Our Quality-Engineering services help enabling organizations to scale their testing capabilities with greater speed and accuracy, and accelerate operations through integration, optimization of test cases, testing-environment management, and continuous testing, as well as through the implementation of next-generation technologies in areas such as predictive AI, GenAI, augmented AI, and agentic AI.

The services provided by our Data & GenAI Studio are designed to align with every phase of the data lifecycle, from the initial strategy and architecture to implementation and ongoing management, in order to help our customers effectively integrate AI and GenAI into their broader business strategies. We support a range of organizational needs, including digital transformations, mergers and acquisitions, cloud adoption, and the demands of next-generation networks. Our support extends to managing AI and analytics use cases, developing GenAI agents and advancing towards autonomous operations.

The services provided by our Cloud Studio help enterprises to adopt, migrate and operate on the cloud, and include strategy services to help ensure governance and compliance across the organization, as well as engineering services to help customers set up, run and optimize their cloud operations. We modernize and migrate both Amdocs and non-Amdocs applications and workloads to the cloud, and provide security services to help enterprises enhance their security posture and protect against human error and malicious actors. We are leveraging our expertise in cloud, cloud data, automation, and processes to help our customers prepare to scale with AI, ML operations and GenAI operations.

The services provided by our Experience & Digital Engineering Studio enable our clients to deepen their engagement with customers and expand into new markets to create new revenue streams. By integrating advanced experience design, outcome-driven innovation in application development, data and technology modernization, and enterprise platform implementation, we deliver solutions that work for our clients’ customers and their business.

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

With an extensive range of end-to-end media supply chain services enabled by AI and Related Tools that can be rapidly and flexibly deployed, services and solutions are designed to enable content owners, service providers and distributors to power and deliver unparalleled entertainment experiences, anywhere and on any platform. From content packaging and delivery, localization, mastering, QC (quality check), metadata and media library clean-up, through to building new, or enhancing existing services with content and subscription offerings; our end-to-end content ecosystem delivers accessible and effective solutions for content owners and distributors.

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
•
Composability. Our composable architecture approach allows customers to rapidly assemble, adapt and scale solutions to meet evolving transformation strategies and business needs.

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
•
Open-Source Software. Enabling rapid time to market and lower-cost functionality introduction, our software leverages open-source components to encourage standardization and improved quality where possible. We are a founding partner of the Khasm Labs (formerly the 5G Open Innovation Lab), a global ecosystem for developers, enterprises, wireless carriers and technology leaders to fuel the development and monetization of new 5G-powered technology use cases and markets. We are also a contributor to the O-RAN Alliance whose mission is to reshape the RAN industry towards more intelligent, open, virtualized and fully interoperable mobile networks.
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
•
GenAI. Leveraging GenAI built on foundational large language and small language models (LLMs and SLMs) and a telecom-specific GenAI framework to improve our existing product and service offerings and create new and enhanced experiences (ranging from context-aware customer care interactions to resource-aware network operations).

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

Our sales activities are supported by marketing efforts and increasing cooperation with strategic partners. We interact with other third parties in our sales activities, including independent sales agents, information systems consultants engaged by customers and system integrators that provide complementary products and services. We also have value-added reseller agreements with leading hardware and software vendors. Our sales and marketing activities also support projects with our partner ecosystem in domains such as cloud, digital and consumer experience, media and entertainment, IoT, data intelligence, open source, security and privacy. Partner companies include Amazon Web Services, NVIDIA, Microsoft, Databricks, Intel, Google, BMC, Snowflake, Oracle, Redhat, Dell EMC, VMware, Hewlett Packard Enterprise and IBM, as well as start-up companies.

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

Our customers include service providers, such as:

A1 Bulgaria	Odido
A1 Macedonia	One Hungary
A1 Telekom Austria Group	Optimum
ABN Amro Bank NV	Optus
Airtel	Orange Belgium
Altice France	Orange Liberia
Amazon MGM Studios	Orange Spain
América Móvil	Paramount, a SkyDance Corporation
AT&T	PLDT
AT&T Mexico	Proximus
Azercell	Rogers
Bank Hapoalim	Safaricom
Beeline	SES
Bell Canada	Singtel
Bharat Sanchar Nigam Limited (BSNL)	Sky Italia
Botswana Telecommunications Corporation	Sky UK
Brightspeed	Sunrise
BT-EE	Telefónica Argentina (Movistar)
Capita	Telefónica Brasil (Vivo)
Cellcom	Telefónica Chile (Movistar)
Charter Communications	Telefónica Germany
Claro Argentina	Telefónica Peru (Movistar)
Claro Brasil	Telenet
Claro Chile	Telia Finland
Claro Dominican Republic	Telia Norway
Claro Puerto Rico	Telia Sweden
Crnogorski Telekom	Telkom SA
Colt Technology Services	Telkomsel
Comcast	Telstra
Consumer Cellular	TELUS
DELTA Fiber	Three Ireland
Deutsche Telekom	Three UK
DISH	TIM Brazil
DirecTV	TPG Telecom
Elisa	True
etisalat by &e	Tusass
Far EasTone	T-Mobile
Fastweb	UScellular
Fidium	VEON
Flow	Verizon
Foxtel	Virgin Media O2
Frontier Communications	Vodacom
Globe Telecom	Vodafone Czech Republic
J:COM	Vodafone Germany
KT	Vodafone Idea
Kyivstar	Vodafone Ireland
LG Uplus	Vodafone Italy
Liberty Global	Vodafone Romania
Lumen	Vodafone Spain
M1	Vodafone Turkey
Magyar Telekom	Vodafone UK
Maxis	VodafoneZiggo
Melon Digital	Warner Bros. Discovery
Metronet	Wind Tre
MTS	Winity Telecom
NTT Infrastructure Network Corporation	XLSMART

The following is a summary of revenue by geographic area. Revenue is attributed to geographic region based on the location of the customer:

	Year Ended September 30,
	2025	2024	2023
North America	65.8%	66.5%	67.7%
Europe	15.6%	14.5%	14.4%
Rest of the World	18.6%	19.0%	17.9%

Competition

The market for customer experience solutions in the communications and media industry continues to be highly competitive. Amdocs’ competitive landscape is comprised of internal IT departments of our customers, as well as independent competitors or new entrants that may compete broadly with us or in limited segments of our market, and can be generally categorized as follows (competitors in each category referenced below in alphabetical order):

•
providers of BSS/OSS and CRM/digital systems, including CSG International, Netcracker (an NEC subsidiary), Oracle, Pegasystems, Salesforce, SAP and ServiceNow;

•
system integrators and providers of IT services, such as Accenture, Cap Gemini, Cognizant, DXC Technology, Infosys, Kyndryl, Tata Consultancy Services, Tech Mahindra and Wipro (some of whom we also cooperate with in certain opportunities and projects);
•
network equipment providers such as Ciena, Ericsson, Huawei, and Nokia, (some of whom we also cooperate with in certain opportunities and projects and some of whom also have BSS/OSS offerings); and
•
niche domain players, often start-up companies, which compete against particular parts of our portfolio, such as Matrixx in charging; Hansen in catalog; Aria Systems, Stripe, Zuora in subscription billing; Deluxe Media and Evergent in media; Slalom in cloud consulting; Material+ and Work & Co in experience design.

We expect the competition in our industry to increase from many of such companies.

We believe that we are able to differentiate ourselves from these competitors by, among other things:

•
applying our more than 40-year heritage to the development and delivery of products and professional services that enable our customers to overcome their challenges and achieve service differentiation by migrating to the cloud, providing a personalized and intelligent customer experience, shaping the quality of network experience and simplifying the complexity of the operating environment;
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
•
leveraging our strategic partnerships, collaborations and alliances in order to offer innovative products, solutions or services or to otherwise enhance our market position and customer reach;
•
providing flexible and tailored IT solutions and delivery models; and
•
offering customers end-to-end accountability from a single vendor.

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

Property, Plants and Equipment

Our principal capital expenditures for fiscal years 2025, 2024 and 2023 have been for computer equipment and software in our operating facilities and development centers, for which we spent approximately $83 million, $72 million and $84 million, respectively.

Facilities

Our properties consist of leased and owned (only in Ra’anana, Israel) facilities an aggregate of approximately 3.2 million square feet worldwide, including significant leases in the Canada, Cyprus, India, Israel, the Philippines, Mexico, the United Kingdom and the United States. The following table summarizes information with respect to the principal facilities leased and owned by us and our subsidiaries as of September 30, 2025:

Location	Area (Sq. Feet)
Americas	462,134
EMEA	1,064,501
APAC	1,638,432
Total	3,165,066

Our leases expire on various dates through 2035. In fiscal year 2023, the Company has started to use its campus in Ra’anana, Israel on land acquired by a legal entity owned equally by the Company and Union Investments and Development Limited (“Union”) pursuant to agreements entered into by the Company and Union in December 2017. The campus provides an advanced working environment that meets the needs of Amdocs Israel and its employees, and supports the Company’s future growth. The design for the campus is in accordance with LEED Gold standards and includes advanced energy and water saving systems.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications and media industry service providers in both developed countries and emerging markets. We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G standalone, FWA, B2B acceleration, and fiber networks and their transformation into digital service providers to provide connectivity services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate their offerings by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

We believe service providers will maintain a strong focus on growing new revenue streams, cost reduction and driving more efficient operations, and that the trends of ongoing digital transformation with a focus on customer experience, migration to the cloud, agentic AI, next-generation networks, and consolidation within the industry will continue. Service providers are increasingly focusing on their core capabilities and investing in 5G and fiber rollouts to meet the demand for increased bandwidth, faster pace of innovation for new digital services and introducing GenAI, as well as to improve their business and operational agility and optimize and monetize their investments in such services. At the same time, many service providers are partnering with leading suppliers to offer their customers a rich portfolio of offerings including media, entertainment, enterprise enablement, IoT, and digital lifestyle services, all of which is driving growth in the demand for multi-modal customer engagement capabilities, data, and GenAI.

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

In part, we have sought, through acquisitions, to expand our products and services offerings and customer base and to enhance our ability to provide managed services to our customers. In recent years, we have completed numerous acquisitions: this includes our fiscal year 2023 acquisitions of the service assurance business of TEOCO, and of ProCom Consulting, and our fiscal year 2024 acquisitions of Astadia, and the network engineering businesses of Pramira. In fiscal year 2025, we acquired Profinit, a data science, engineering and intelligence company, and have also made three other immaterial acquisitions. Among other things, we believe these acquisitions will enable us to expand our 5G, fiber, digital and cloud-native capabilities, service assurance and cloud migration expertise. As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services, enter into new vertical markets or otherwise enhance our market position or strategic strengths.

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

The Amdocs Offerings

Our portfolio consists of software and services that address service providers’ business and operational needs. Our offerings, grouped by technology capabilities such as monetization, commerce and care, service and network automation, are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud, FWA and fiber networks, introduce GenAI solutions, and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. Our software is designed to enable modular expansion as a service provider evolves, and its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps.

Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting, experience design, data, cloud, network services, to delivery, quality engineering, operations, systems integration, and content services. Our managed services provide multi-year, flexible and tailored support, managing IT business processes and applications services. They include application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems. In fiscal year 2025, we announced the launch of Amdocs Studios, a holistic high-end digital services offering combining deep expertise across four key technology disciplines: Quality Engineering, Data & GenAI, Cloud, and Experience & Digital Engineering.

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

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In fiscal year 2025, customers in North America accounted for 65.8% of our revenue, while customers in Europe and the rest of the world accounted for 15.6% and 18.6%, respectively. We maintain strategic development centers in Israel, Cyprus and India, and we also have regional development centers in Brazil, Canada, Mexico, the Philippines, the United Kingdom and the United States.

Historically, AT&T has been our largest customer, accounting for 25.9% and 24.5% of our revenue in fiscal years 2025 and 2024, respectively. In fiscal years 2025 and 2024, our next largest customer, T-Mobile, accounted for 19.9% and 22.6% of our revenue, respectively. Excluding the phase out in fiscal year 2025 of several low margin, non-core business activities(1), the percentage of revenue of AT&T and T-Mobile for fiscal year 2025 remained roughly stable as compared to fiscal year 2024. Aggregate revenue derived from the multiple business arrangements we have with our ten largest customers accounted for approximately 70% of our revenue in fiscal years 2025 and 2024.

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
•
evolving service provider business models and opportunities like OTT partnerships, content development and offerings, enterprise and small- or medium-sized business modernization, and innovative consumer bundling solutions;
•
network evolution in order to support growing technology needs associated with IoT, autonomous vehicles and augmented and virtual reality;
•
new communications technologies such as 6G wireless technology, 5G wireless technology, fixed wireless access, eSIM, Wi-Fi 6, low earth orbit (LEO) satellites, and Narrowband IoT (NB-IOT);
•
adoption of AI, including GenAI, ML, robotic process automation (RPA), and natural language processing (NLP) edge computing, network and service automation, and blockchain; and
•
additional evolution of technology in select domains, including edge computing, quantum computing, serverless compute and blockchain among others.
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

__________

(1) For more details, please refer to "Note 22 - Segment Information and Revenue from Significant Customers" in the Notes to the Consolidated Financial Statements.

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

Revenue from managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $3.00 billion and $2.90 billion of revenue in fiscal years 2025 and 2024, respectively. In managed services contracts, revenue from the operation of a customer’s system is recognized as services are performed based on time elapsed, output produced or volume of data processed. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems and may see also additional modernization cycles in our more mature managed services engagements. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from insertion of automation tools, AI, operational efficiencies, changes in the geographical mix of our resources, and from leveraging our developments within the GenAI domain and the introduction of agentic solutions to manage our services.

Research and Development, Patents and Licenses

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and media industry and to provide new and enhanced functionality to our existing product offerings. We leverage leading-edge development technologies and associated technologies, for example, GenAI, DevSecOps, CI/CD (continuous integration/continuous delivery), and Agile methodology, to ensure we are able to develop and deliver our solutions efficiently and cost-effectively.

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

Operating Results

The following table sets forth for the fiscal years ended September 30, 2025, 2024 and 2023, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Year Ended September 30,
	2025	2024	2023
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	62.0	64.9	64.7
Research and development	7.5	7.2	7.7
Selling, general and administrative	11.2	11.4	11.7
Amortization of purchased intangible assets and other	1.4	1.2	1.2
Restructuring charges	1.8	2.6	1.5
	83.9	87.4	86.6
Operating income	16.1	12.6	13.4
Interest and other expense, net	(0.8)	(0.7)	(0.4)
Income before income taxes	15.3	11.8	13.0
Income taxes	2.8	1.9	1.9
Net income	12.5%	9.9%	11.1%
Net income attributable to noncontrolling interests	0.07	0.06	0.05
Net income attributable to Amdocs Limited	12.5%	9.9%	11.1%

Fiscal Years Ended September 30, 2025 and 2024

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2025, compared to the fiscal year ended September 30, 2024. Following the table is a discussion and analysis of our business and results of operations for these fiscal years.

	Year Ended September 30,		Increase (Decrease)
	2025 (a)	2024	Amount	%
	(In thousands)
Revenue(*)	$4,532,913	$5,004,989	$(472,076)	(9.4)%
Operating expenses:
Cost of revenue	2,811,333	3,249,598	(438,265)	(13.5)
Research and development	340,845	360,798	(19,953)	(5.5)
Selling, general and administrative	506,108	572,845	(66,737)	(11.7)
Amortization of purchased intangible assets and other	62,424	62,052	372	0.6
Restructuring Charges	80,539	131,088	(50,549)	(38.6)
	3,801,249	4,376,381	(575,132)	(13.1)
Operating income	731,664	628,608	103,056	16.4
Interest and other expense, net	(38,422)	(37,537)	885	2.4
Income before income taxes	693,242	591,071	102,171	17.3
Income taxes	125,473	94,750	30,723	32.4
Net income	$567,769	$496,321	$71,448	14.4%
Net income attributable to noncontrolling interests	3,065	3,124	(59)	(1.9)
Net income attributable to Amdocs Limited	$564,704	$493,197	$71,507	14.5%

(*) Geographic Information:

	Year Ended September 30,		Increase (Decrease)
	2025	2024	Amount	%
	(In thousands)
North America (mainly United States)	$2,983,553	$3,325,967	$(342,414)	(10.3)%
Europe	705,107	726,226	(21,119)	(2.9)
Rest of the world	844,253	952,796	(108,543)	(11.4)
Revenue	$4,532,913	$5,004,989	$(472,076)	(9.4)%

Revenue. Revenue decreased by $472.1 million, or (9.4)%, to $4,532.9 million in fiscal year 2025, from $5,005.0 million in fiscal year 2024. In fiscal year 2025, we phased out several low margin, non-core business activities, the results of which were included in fiscal year 2024. Excluding the effects of phasing out those low-margin, non-core business activities(a) and the immaterial impact of negative foreign currency fluctuations, revenue for fiscal year 2025 increased by 3.1%. Revenue from our top ten customers excluding the effect of the phase out activity(a) mentioned above and the immaterial impact of negative foreign currency fluctuations increased in aggregate by 3.6 % in fiscal year 2025 compared to fiscal year 2024.

In fiscal year 2025, revenue from customers in North America, Europe and the rest of the world accounted for 65.8%, 15.6% and 18.6%, respectively, of total revenue, compared to 66.5%, 14.5% and 19.0%, respectively, in fiscal year 2024.

Revenue from customers in North America decreased in absolute amounts in fiscal year 2025, primarily as a result of the phase out of several low-margin, non-core business activities(a). Excluding the effects of the phase out activities, revenue from customers in North America increased driven by higher revenue from managed services activities.

Revenue from customers in Europe decreased in absolute amounts in fiscal year 2025, primarily as a result of the phase out of several low-margin, non-core business activities(a). Revenue from customers in Europe increased as a percentage of total revenue to 15.6% in fiscal year 2025 from 14.5% in fiscal year 2024, benefiting from the ramp-up of new deal activities and a contribution from the acquisition of Profinit.

Revenue from customers in rest of the world decreased in absolute amounts in fiscal year 2025, primarily as a result of the phase out of several low-margin, non-core business activities(a). Excluding the effects of the phase out activities, revenue from customers in Asia-Pacific increased as we expand our presence in this region.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products and services, as well as fee and royalty payments to software suppliers. Cost of revenue decreased by $438.3 million, or 13.5%, to $2,811.3 million in fiscal year 2025, from $3,249.6 million in fiscal year 2024. The cost of revenue as a percentage of total revenue decreased, from 64.9% in fiscal year 2024 to 62.0% in fiscal year 2025, the majority of which is a result of the phasing out of non-core, low-margin business activities(a) and the continued focus on operational excellence and the efficiency improvements. Our cost of revenue was also positively affected by foreign exchange impacts.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased in absolute amount by $20.0 million, or 5.5%, to $340.8 million in fiscal year 2025, from $360.8 million in fiscal year 2024. Research and development expense increased as a percentage of total revenue from 7.2% in fiscal year 2024, to 7.5% in fiscal year 2025, as total revenue decreased at a higher rate than research and development expense as a result of the phasing out of non-core, low-margin business activities(a), as we invested in AI and GenAI capabilities, and continued to invest in our cloud offerings, network related innovation, and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see “Research and Development, Patents and Licenses.”

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, decreased by $66.7 million, or 11.7%, to $506.1 million in fiscal year 2025, from $572.8 million in fiscal year 2024. Selling, general and administrative expense decreased as a percentage of total revenue from 11.4% in fiscal year 2024, to 11.2% in fiscal year 2025. The decrease was primarily attributable to operational excellence and efficiency improvements, changes of certain acquisition-related liabilities measured at fair value, and a decrease in account receivable allowances. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other slightly increased by $0.4 million, or 0.6%, to $62.4 million in fiscal year 2025, from $62.1 million in fiscal year 2024. The slight increase in amortization of purchased intangible assets and other was primarily attributable to recent completed acquisitions, partially offset by a completion of amortization of previously purchased intangible assets.

Restructuring Charges. Restructuring charges in fiscal year 2025 were $80.5 million, decreased by $50.5, from $131.1 in fiscal year 2024. Following our restructuring activities in fiscal years 2023 and 2024, we have undertaken certain restructuring actions to focus on operational excellence, automation and the internal deployment of generative AI based tools across our business. We continue to evaluate further operational efficiencies. For the restructuring charges for the comparable period and for more details, please see Note 10 to our consolidated financial statements.

Operating Income. Operating income increased by $103.1 million, or 16.4%, to $731.7 million in fiscal year 2025, from $628.6 million in fiscal year 2024. Operating income increased as a percentage of total revenue, from 12.6% in fiscal year 2024 to 16.1% in fiscal year 2025. The increase in operating income was primarily attributable to the phasing out of non-core, low-margin business activities(a), the continued focus on operational excellence, the ongoing adoption of automation, AI, and other sophisticated tools within our operations, to drive additional cost savings and efficiency improvements, and a lower level of restructuring charges recorded in fiscal year 2025 compared to fiscal year 2024. Our operating income as a percentage of total revenue included an immaterial positive effect of foreign exchange impacts.

Interest and Other Expense, Net. Interest and other expense, net, slightly increased from a net expense of $37.5 million in fiscal year 2024 to a net expense of $38.4 million in fiscal year 2025. The slight increase was primarily attributable to increase in interest expenses net of interest income, as a result of lower level of cash balances, partially offset by (i) a decrease in foreign exchange fluctuation charges and (ii) an increase in net realized gain from equity investments, which partially offset by fair value changes of certain other equity investments resulting in a net increase of $8.7 million compared to fiscal year 2024.

Income Taxes. Income taxes for fiscal year 2025 were $125.5 million on pre-tax income of $693.2 million, resulting in an effective tax rate of 18.1% in fiscal year 2025, compared to 16.0% in fiscal year 2024. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period, please see Note 11 to our consolidated financial statements.

Net Income Attributable to Amdocs Limited. Net income increased by $71.5 million, or 14.5%, to $564.7 million in fiscal year 2025, from $493.2 million in fiscal year 2024. The increase in net income is primarily attributable to an increase in operating income, partially offset by an increase in income taxes.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.80, or 18.8%, to $5.05 in fiscal year 2025, from $4.25 in fiscal year 2024. The increase in diluted earnings per share was attributable to an increase in net income and a decrease in the diluted weighted average number of shares outstanding, which resulted from share repurchases. The restructuring charges of $80.5 million and $131.1 million in fiscal years 2025 and 2024, decreased the diluted earnings per share by $0.65 and $0.98, respectively. Please see also Note 21 to our consolidated financial statements.

(a) During the three months ended December 31, 2024, we phased out several low-margin, non-core business activities, which were included in fiscal year 2024. These business activities resulted in an aggregate of approximately $600 million of revenue in fiscal year 2024, or approximately $150 million per fiscal quarter. The geographic proportional impact of revenue attributable to such business activities is consistent with that of the overall company in fiscal year 2024. These activities had substantially ceased in the three months ended December 31, 2024.

Results of Operations for Fiscal year 2024 Compared to Fiscal year 2023

For a comparative discussion and analysis related to the results of operations and changes in financial condition for fiscal year 2024 compared to 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed on December 17, 2024, with the SEC and available at www.sec.gov.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $325.0 million as of September 30, 2025, compared to $514.3 million as of September 30, 2024. The decrease was mainly attributable to $551.3 million used to repurchase our ordinary shares, $224.4 million of cash dividend payments, $104.0 million for capital expenditures, net, $86.3 million of payments for business and intangible assets acquisitions, partially offset by $749.1 million in positive cash flow from operations, reflecting healthy cash collections and $21.3 million of proceeds from stock option exercises $18.2 million net proceeds from equity investments and other. Net cash provided by operating activities amounted to $749.1 million and $724.4 million in fiscal years 2025 and 2024, respectively.

Our free cash flow for fiscal year 2025 was $645.1 million and is calculated as net cash provided by operating activities of $749.1 million for the period less $104.0 million for capital expenditures, net, and after restructuring payments of approximately $90 million.

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

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities, if applicable, as available-for-sale securities. Such marketable securities consist primarily of money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt, which are stated at market value. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During fiscal years 2025 and 2024 we did not recognize credit losses. Please see Notes 5 and 6 to our consolidated financial statements.

Revolving Credit Facility, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, December 2017, March 2021 and July 2024, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022, March 2026 and July 2029, respectively. As of September 30, 2025, we were in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of September 30, 2025, the noncurrent outstanding principal portion was $650.0 million. Please see Note 13 to our consolidated financial statements.

As of September 30, 2025, we had additional uncommitted lines of credit available for general corporate and other specific purposes. We had outstanding letters of credit and bank guarantees from various banks totaling $90.8 million as of September 30, 2025, which were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

Acquisitions. During fiscal year 2025, we completed four business acquisitions for an aggregate net consideration of approximately $84.0 million in cash, and a potential for additional consideration which may be paid later based on the achievement of certain performance metrics. The majority of the consideration is attributable to the acquisitions of Profinit, a data science and engineering company, and the telco network engineering business of MOBIA. During fiscal year 2024, we completed two business acquisitions for an aggregate net consideration of approximately $84.0 million in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The vast majority of this amount was paid for the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization.

Capital Expenditures. Generally, the majority of our capital expenditures consist of purchases of computer, related equipment and software, and the remainder is attributable mainly to building and leasehold improvements. Our capital expenditures were approximately $104.0 million in fiscal year 2025, net. Our fiscal year 2025 capital expenditures were mainly attributable to investments in our operating facilities and our development centers around the world.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of our outstanding ordinary shares with no expiration date. The August 2023 plan permitted us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. On May 7, 2025, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2025 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In the year ended September 30, 2025, we completed the repurchase of the remaining authorized amount of ordinary shares under the August 2023 plan and initiated repurchases of our outstanding ordinary shares pursuant to the May 2025 plan. In the year ended September 30, 2025, we repurchased 6.3 million ordinary shares at an average price of $87.38 per share (excluding broker and transaction fees). As of

September 30, 2025, we had remaining authority to repurchase up to an aggregate of $986.4 million of our outstanding ordinary shares under the May 2025 plan.

Cash Dividends. Our Board of Directors declared the following dividends during fiscal years 2025, 2024 and 2023:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount (In millions)	Payment Date
August 6, 2025	$0.527	September 30, 2025	$57.2	October 31, 2025
May 7 ,2025	$0.527	June 30, 2025	$58.0	July 25, 2025
February 4, 2025	$0.527	March 31, 2025	$58.6	April 25, 2025
November 12, 2024	$0.479	December 31, 2024	$53.7	January 31, 2025
August 7, 2024	$0.479	September 30, 2024	$54.1	October 25, 2024
May 8, 2024	$0.479	June 28, 2024	$54.7	July 26, 2024
February 6, 2024	$0.479	March 29, 2024	$55.5	April 26, 2024
November 7, 2023	$0.435	December 29, 2023	$50.7	January 26, 2024
August 2, 2023	$0.435	September 29, 2023	$51.1	October 27, 2023
May 10, 2023	$0.435	June 30, 2023	$51.8	July 28, 2023
January 31, 2023	$0.435	March 31, 2023	$52.3	April 28, 2023
November 8, 2022	$0.395	December 30, 2022	$47.6	January 27, 2023

On November 11, 2025, our Board of Directors approved a quarterly dividend payment of $0.527 per share and set December 31, 2025 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 30, 2026. On November 11, 2025, our Board of Directors also approved, subject to shareholder approval at the January 30, 2026 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.569 per share, anticipated to be paid in April 2026.

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

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2025, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt and accrued interest (*)	$654.8	$4.8		650
Pension funding	6.3	1.0	2.0	1.3	2.0
Purchase obligations	355.0	147.8	207.2	—	—
Operating lease (*)	217.3	46.4	65.2	48.7	57.0
Total	$1,233.4	$200.0	$274.4	$700.0	$59.0

(*) For information about long-term debt and operating lease, please see Note 13 and Note 16 to our Consolidated Financial Statements.

The total amount of unrecognized tax benefits for uncertain tax positions was $170.5 million as of September 30, 2025. Payment of these obligations if any would result from settlements with taxing authorities or final undisputed tax assessments. Due to the difficulty in determining the timing and exact outcome of resolution of audits in progress, these obligations are not included in the above table.

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

We believe that, of our significant accounting policies described in the estimates, assumptions and judgments involved in the accounting policies described in Note 2 “Summary of Significant Accounting Policies” , the below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates and judgments in the preparation of our financial statements as of a given date. Our critical accounting policies are as follows:

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

Goodwill, Intangible Assets and Long-Lived Assets — Impairment Assessment

Our annual evaluation of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a quantitative impairment test, if necessary. Quantitative impairment tests are performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The process of evaluating the potential impairment of goodwill requires judgment during the analysis. In performing a qualitative evaluation, we consider many factors in evaluating whether the carrying value of goodwill may not be recoverable, including changes in our stock price and market capitalization in relation to our book value and macroeconomic conditions affecting our business. Please see Note 2 to our consolidated financial statements. We perform an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. Where a quantitative impairment test is necessary, in calculating the fair value of the reporting unit, we used our market capitalization and a discounted cash flow methodology. There was no impairment of goodwill in fiscal years 2025, 2024 or 2023.

We test long-lived assets, including definite life intangible assets, for impairment in the event an indication of impairment exists. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. If the sum of undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition is less than the carrying amount of such assets, an impairment would be recognized, and the assets would be written down to their estimated fair values, based on expected future discounted cash flows. There was an immaterial impairment of long-lived assets in fiscal years 2025, 2024 and 2023.

Derivative and Hedge Accounting

During fiscal years 2025, 2024 and 2023, approximately 70% to 80% of our revenue and 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. We enter into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from revenue and expense in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also enter into foreign exchange forward contracts and options to reduce the impact of foreign currency on the consolidated balance sheets items. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

Establishing and accounting for foreign exchange contracts involves judgments, such as determining the fair value of the contracts, determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

Although we believe that our estimates are accurate and meet the requirement of hedge accounting, if actual results differ from these estimates, such difference could cause fluctuation of our recorded revenue and expenses.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We rely on the executive officers employed through certain of our principal operating subsidiaries to manage our business. As of December 2, 2025, our directors and officers were as follows:

Name	Age	Position
Eli Gelman (4)	67	Chairman of the Board
Robert A. Minicucci(1)(2)(3)	73	Director and Chairman of the Nominating and Corporate Governance Committee
Adrian Gardner(1)	63	Director and Chairman of the Audit Committee
Rafael de la Vega(2)	74	Director and Chairman of the Management Resources and Compensation Committee
John A. MacDonald(2)(3)(4)	72	Director and Chairman of the Technology and Innovation Committee
Yvette Kanouff(4)	60	Director
Sarah Ruth Davis(1)	58	Director
Amos Genish(3)(4)	65	Director
Véronique Morali	67	Director
Shuky Sheffer	65	Director, President and Chief Executive Officer
Tamar Rapaport-Dagim	54	Chief Financial Officer and Chief Operating Officer
Rajat Raheja	55	Division President, Amdocs Development Centre India LLP
Matthew Smith	53	Secretary, Head of Investor Relations
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

Adrian Gardner has been a director of Amdocs since 1998 and is Chairman of the Audit Committee. Mr. Gardner is an experienced senior executive who has worked in a range of UK-based international companies. Mr. Gardner has served as a member of the Audit & Risk Committee of Worcester College, Oxford University since May 2017 and as its chair since June 2022. Mr. Gardner served as Chief Operating Officer of Stonehage Fleming Family & Partners Limited, an international Multi-Family Office business, from October 2019 to May 2025. From 2016 to 2019, Mr. Gardner served as Chief Financial Officer of Ipes Holdings Limited, a provider of outsourced services to private equity firms. From 2014 to September 2016, Mr. Gardner served as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm from 2011 until the acquisition in 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited, since renamed RSM UK Limited. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from 2007 to 2011. Mr. Gardner was Chief Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

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

Yvette Kanouff has been a director of Amdocs since 2020. Since August 2018, Ms. Kanouff has served as a director of Sprinklr CXM, which became a public company in June 2021. Since August 2019, Ms. Kanouff has served as a director of Science Applications International Corporation (SAIC). Since February 2021, Ms. Kanouff has served as a director of Entegris ENTG. Ms. Kanouff is currently a partner at Silicon Valley-based venture capital and private equity firm JC2 Ventures where Ms. Kanouff is responsible for technology strategy and engineering relationships within JC2 Ventures investment companies, partners, and customers. Prior to that, Ms. Kanouff served as a senior vice president and general manager for Cisco’s Service Provider Business where she was responsible for more than $7 billion in direct revenue and more than 6,000 employees globally. Previously, Ms. Kanouff held leadership positions for numerous companies, including Cablevision, SeaChange International, and Time Warner. Ms. Kanouff holds a bachelor’s degree, a master’s degree in mathematics, and a doctor h.c. from the University of Central Florida and completed her HBS Corporate Director Certificate. Ms. Kanouff is also a director and executive advisor of several private technology companies.

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

Amos Genish has been a director of Amdocs since 2023. Mr. Genish is the CEO and Chairman of EdgeX Capital, an investment company fully owned by Mr. Genish. Since May 2019 to December 2024, Mr. Genish has served as a senior partner at BTG Pactual, a large investment bank in Brazil, where he led the Digital Retail Bank from May 2019 until the end of 2021, and from January 2022 to September 2024, Mr. Genish served as the CEO and chairman of V.tal, a large fiber operator in Brazil, where he continues to serve as a board member. Between 2017 and 2018, Mr. Genish served as chief executive officer of Telecom Italia. From 2015 until the end of 2016, Mr. Genish served as president and chief executive officer of Telefonica Brasil (Vivo). Before joining Vivo he was chief executive officer of GVT from 2009 to 2014, a Brazilian telecom and Pay TV operator that he co-founded in 1999, which went public on the Brazilian stock exchange in 2007 and was later sold to Vivendi in 2009. After the sale of GVT to Vivendi, Mr. Genish was appointed to Vivendi’s management board, and in 2014 he led the negotiations for GVT’s sale to Telefonica for the amount of 7.5 billion euros. In 1989, Mr. Genish served as CFO for Edunetics, a start-up company that developed curriculum multimedia-based systems primarily for the US school market, and he helped lead the company’s IPO on NASDAQ in 1992 and was appointed its chief executive officer in 1995. Between 1986 and 1989, Mr. Genish worked at Somech Chaikin (now KPMG Somech Chaikin), and helped large holding companies with tax and audit matters. From May 2019 until August 2025, Mr. Genish also served as chairman of the board of the Israeli on-demand mobility company Gett. From June 2020 until June 2021, Mr. Genish served on the board of directors of VEON Ltd. (NASDAQ: VEON), and was the chairman of its telecommunications committee. From April 2017 to April 2019, Mr. Genish served on the board of directors of Itaú Unibanco (NYSE: ITUB), the largest private sector bank in Brazil. Mr. Genish holds a BA in economics and accounting from Tel Aviv University.

Véronique Morali has been a director of Amdocs since 2025. Ms. Morali co-founded Label Capital, an early growth consumer fund, in January 2023 and has served as Managing Partner since its founding. Ms. Morali launched Terrafemina in 2008, a media platform which became a subsidiary of Webedia, a digital media and content group. She served as interim Chief Executive Officer of Webedia from October 2024 until March 2025. Ms. Morali served as Chief Executive Officer of Webedia from 2013 until 2023 and served as the Chair of Webedia from March 2023 to October 2024 and began serving as Chair again in March 2025 until May 2025, but retained her position as director. Ms. Morali was the co-founder and Managing Director of Fimalac from 1990 until 2007, has served as Director of Development and Vice Chair of the Executive Committee since 2018 and has served on the board since 1991. She also served as the Chief Executive Officer of Chanel France, a luxury fashion company, in 2007. Ms. Morali has served as Director of Interparfums SA from 2023 until July 2025, as Director of Lagardère SA since 2021, as Director of Edmond de Rothschild (“EdR”) SA (Switzerland) since 2020 and as Member of the Supervisory Board of EdR SA (France) since 2009. She previously served as a board member of Tesco PLC from 2000 until 2015, Coca Cola European Partners from 2012 until 2018, Alcatel until 2015 and SNCF from 2015 until 2017. Ms. Morali is the Chair of Force Femmes, a non-profit association she co-founded in 2005. She served as President of the “Women’s Forum” from 2011 to 2014. She holds a Master’s degree in Business Law and graduated from the Institut d’Etudes Politiques de Paris and ESCP Business School. She served in Ecole Nationale d’Administration as a civil servant and spent four years at the Ministry of Finance in the “Inspection Generale des Finances” from 1986 until 1990.

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

Tamar Rapaport-Dagim has been our Chief Financial Officer since 2007, and our Chief Operating Officer since October 1, 2018. Ms. Rapaport-Dagim is also the chair of several executive committees of Amdocs and a member of all of them. From 2004 until 2007, Ms. Rapaport-Dagim served as our Vice President of Finance. In August 2025, Ms. Rapaport-Dagim was appointed as a board member of Similarweb Ltd. (NYSE: SMWB), a leading digital data and market intelligence company. Prior to joining Amdocs, from 2000 to 2004, Ms. Rapaport-Dagim was the Chief Financial Officer of Emblaze, a provider of multimedia solutions over wireless and IP networks. She has also served as controller of Teledata Networks (formerly a subsidiary of ADC Telecommunications) and has held various finance management positions in public accounting.

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

Compensation

During fiscal year 2025, each of our directors who was not our employee, or Non-Employee Directors, who served during the year, received compensation for their services as directors in the form of cash and restricted shares. Each Non-Employee Director received an annual cash payment of $80,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committee received an annual cash payment of $30,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $20,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman received an annual cash payment of $15,000. The Chairman of our Audit Committee received an annual cash payment of $42,500 and the Chairman of our Management Resources and Compensation Committee received an annual cash payment of $32,500. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each received an annual cash payment of $27,500. Each Non-Employee Director received an annual grant of restricted shares at a total value of $255,000. The Chairman of the Board of Directors received an additional annual amount equal to $200,000 awarded in the form of restricted shares. The restricted share awards to our Non-Employee Directors vest quarterly. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors was the Nasdaq closing price of our shares on the last trading day preceding the grant date.

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

A total of 13 persons who served either as directors or officers of Amdocs during all or part of fiscal year 2025 received remuneration from Amdocs. The aggregate remuneration paid or accrued by us to such persons in fiscal year 2025 was approximately $6.0 million, compared to $5.9 million and $6.3 million in fiscal year 2024 and fiscal year 2023, respectively, which includes amounts set aside or accrued to provide cash bonuses, pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to such persons, expenses (including business travel, professional and business association dues) or other fringe benefits. During fiscal year 2025, we granted to such persons an aggregate of 262,274 restricted shares typically subject to three- to four-year vesting and, often times, achievement of certain performance thresholds, and in the case of our directors, subject to quarterly vesting. In addition, we granted options to purchase an aggregate of 81,520 ordinary shares having an exercise price of $92.00 per share expiring seven years from the grant date, with vesting subject to the achievement of certain performance thresholds over a nearly two years performance period. All restricted share awards and options were granted pursuant to our 1998 Stock Option and Incentive Plan, as amended. See discussion below — “Share Ownership — Employee Stock Option and Incentive Plan.”

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

Board Practices

Ten directors currently serve on our Board of Directors, nine of whom were elected at our annual general meeting of shareholders on January 31, 2025, and one director, Ms. Véronique Morali, was appointed by the Board of Directors in May 2025. All directors hold office until the next annual general meeting of shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. In August 2017, the Board of Directors established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be renewed annually for it to stay in effect. In November 2025, Mr. de la Vega and Mr. Minicucci were granted a one-year waivers to continue as directors past the age of 73 years and until the annual general meeting of shareholders in 2027 in light of the circumstances presented to the Board of Directors, including their exceptional industry experience and value to the Board, as well as the current global business and market environment. Other than the employment agreement between us and our President and Chief Executive Officer, which provides for immediate cash severance upon termination of employment, there are currently no service contracts in effect between us and any of our directors providing for immediate cash severance upon termination of their employment.

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

Workforce Personnel

The following table presents the approximate average number of our workforce for each of the fiscal years indicated, by function and by geographical location (in each of which we operate at multiple sites):

	Fiscal Year,
	2025	2024	2023
Software and Information Technology, Sales and Marketing
Americas	4,778	5,480	6,112
EMEA	5,488	6,000	6,353
APAC	15,226	15,958	16,530
	25,492	27,438	28,995
Management and Administration	1,477	1,620	1,700
Total Workforce	26,969	29,058	30,695

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

Share Ownership

Security Ownership of Directors and Senior Management and Certain Key Employees

As of December 2, 2025, the aggregate number of our ordinary shares beneficially owned by our directors and executive officers was 2,202,257 shares. As of December 2, 2025, none of our directors or members of senior management beneficially owned 1% or more of our outstanding ordinary shares.

Beneficial ownership by a person, as of a particular date, assumes the exercise of all options and warrants held by such person that are currently exercisable or are exercisable within 60 days of such date.

Stock Option and Incentive Plan

Our Board of Directors adopted, and our shareholders approved, our 1998 Stock Option and Incentive Plan, as amended, which we refer to as the Equity Incentive Plan, pursuant to which up to 73,550,000 of our ordinary shares may be issued. On January 31, 2025, our shareholders approved an extension of the term of the Equity Incentive Plan to January 31, 2035.

The Equity Incentive Plan provides for the grant of restricted shares, stock options and other stock-based awards to our directors, officers, employees and consultants. The purpose of the Equity Incentive Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. As of September 30, 2025, of the 73,550,000 ordinary shares available for issuance under the Equity Incentive Plan, 67,731,010 ordinary shares had been issued as a result of option exercises and restricted share issuances, 1,538,557 ordinary shares reserved for issuance upon exercise of stock options and vesting of restricted stock units granted under our Equity Incentive Plan and 4,280,433 ordinary shares available for future grants, subject to a sublimit applicable to the award of restricted shares or awards denominated in stock units. As of December 2, 2025, there were outstanding options to purchase an aggregate of 893,282 ordinary shares at exercise prices ranging from $54.74 to $92.00 per share and 627,112 shares are subject to outstanding restricted stock units.

The Equity Incentive Plan is administered by a committee of our Board of Directors, which determines the terms of awards for directors, employees and consultants as well as the manner in which awards may be made subject to the terms of the Equity Incentive Plan. The Board of Directors may amend or terminate the Equity Incentive Plan, provided that shareholder approval is required to increase the number of ordinary shares available under the Equity Incentive Plan, to materially increase the benefits accruing to participants, to change the class of employees eligible for participation, to decrease the basis upon which the minimum exercise price of options is determined or to extend the period in which awards may be granted or to grant an option that is exercisable for more than ten years. Ordinary shares subject to restricted stock awards are subject to certain restrictions on sale, transfer or hypothecation. Under its terms, no awards may be granted pursuant to the Equity Incentive Plan after January 31, 2035.

2023 Employee Share Purchase Plan

Our Board of Directors adopted, and our shareholders approved at our annual general meeting of shareholders on January 27, 2023, the Amdocs Limited 2023 Employee Share Purchase Plan, or the ESPP, which became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission on February 13, 2023. The maximum number of our ordinary shares that currently may be issued under the ESPP cannot exceed in the aggregate 2,400,000 ordinary shares. As of September 30, 2025, we had issued 1,027,436 ordinary shares under the ESPP and 1,372,564 ordinary shares remained available for issuance.

In November 2025, our Board of Directors approved, subject to approval by our shareholders, an amendment to the ESPP. If approved by our shareholders at the 2026 annual general meeting of shareholders, the amendment to the ESPP will increase the maximum number of our ordinary shares that may be issued under the ESPP by 2,200,000 ordinary shares, which shares will be registered on a Form S-8 Registration Statement filed with the U.S. Securities and Exchange Commission. There are no other proposed amendments or changes to the ESPP.

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

Disclosure of Any Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Amdocs Executive Officer Compensation Recoupment Policy during the fiscal year ended September 30, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 2, 2025 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 107,949,539 ordinary shares outstanding as of December 2, 2025, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 2, 2025. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	17,510,389	16.2%
Pzena Investment Management LLC(2)	6,482,552	6.0%
All directors and officers as a group (13 persons)(3)	2,202,257	2.0%

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
(3)
Includes options held by such directors and executive officers that are exercisable within 60 days after December 2, 2025. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

As of September 30, 2025, our ordinary shares were held by 3,829 record holders. Based on a review of the information provided to us by our transfer agent, 1,558 record holders, including Cede & Co., the nominee of The Depository Trust Company, holding approximately 99% of our outstanding ordinary shares held of record, were residents of the United States.

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

The Board of Directors is authorized to issue a maximum of (i) 25,000,000 preferred shares and (ii) 700,000,000 ordinary shares, consisting of voting and non-voting ordinary shares without further shareholder approval. As of September 30, 2025, 108,448,276 ordinary shares were outstanding (net of treasury shares) and no non-voting ordinary shares or preferred shares were outstanding. The rights, preferences and restrictions attaching to each class of the shares are set out in the Memorandum and Articles and are as follows:

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

In October 2021, we entered into a Restated and Amended Master Services and Software License Agreement with AT&T Services, Inc., as amended, which amends and restates the Master Services Agreement, as amended, that we entered into with AT&T Services, Inc. in February 2017. The agreement, as amended, provides that Amdocs will provide software and services to AT&T as specified therein and remains in effect until December 31, 2029. A copy of the Restated and Amended Master Services and Software License Agreement, as amended, is included as Exhibits 4.a and 4.a(1) – 4.a(8) to this Annual Report.

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

General

Our effective tax rate was 18.1% for fiscal year 2025, compared to 16.0% for fiscal year 2024 and 14.7% for fiscal year 2023.

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

Certain Guernsey Tax Considerations

Tax legislation in Guernsey subjects us to the standard rate of corporate income tax for a Guernsey resident company of zero percent. Effective for annual accounting periods beginning on or after January 1, 2025, Guernsey has enacted a Qualified Domestic Minimum Top-Up Tax (QDMTT) aligned with the OECD/G20 Pillar Two GloBE rules. Accordingly, beginning with our accounting period commencing October 1, 2025, the QDMTT applies to our Guernsey entity and, depending on our group’s scope under the GloBE rules and our jurisdictional effective tax rate as computed under those rules, may result in a Guernsey top-up tax so that covered profits are taxed at a minimum effective rate of 15%. The ultimate impact will depend on our facts, the application of any exclusions or safe harbors, and future guidance or legislative changes.

Certain Indian Tax Considerations

Through subsidiaries, we operate development centers and a business processing operations center in India. In 2025, the corporate tax rate applicable in India on trading activities was 34.94% for development center and reduced corporate tax at 27.82% for business processing operations having gross turnover up to a prescribed threshold. Until March 31, 2023, our main subsidiary in India operated under specific favorable tax entitlements based upon pre-approved information technology-related services activity. As a result, these activities were entitled to considerable corporate income tax concessions on eligible profits from export of services derived from such pre-approved information technology activity, provided our subsidiary continued to meet the conditions required for such tax benefits, including the condition of operating the business from a specified regulatory zone. From April 1, 2023, our subsidiary has stopped operating from the specified regulatory zone and accordingly, our subsidiary has stopped being entitled to the corporate income tax concessions from such date (i.e., April 1, 2023).

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

The corporate tax rate applicable to the Preferred Technological Income generated by a Special Preferred Technological Enterprise (companies that qualify as a Preferred Technological Enterprise and which are part of a group with annual consolidated revenue in excess of NIS 10 billion — approximately U.S. $3 billion at the exchange rate as of the last day of fiscal year 2025) is 6%. The reduced tax rate applies only with respect to the taxable income attributable to the portion of intellectual property developed in Israel. The Preferred Technological Income is calculated for each tax year by applying the “Nexus” formula as detailed in Israeli regulations.

In 2021, our primary Israeli subsidiary elected for the first time to apply the Special Preferred Technological Enterprise regime to its activities. Accordingly, our primary Israeli subsidiary will be eligible for the benefits of the Preferred Technological Enterprise regime to the extent of its Preferred Technological Income for the tax (calendar) year 2021 and for any subsequent tax year in which it meets the conditions stipulated in the Encouragement Law. Provided that the consolidated annual turnover of the group continues to be in excess of the NIS 10 billion threshold (as has been the case in recent years), we expect that our primary Israeli subsidiary will qualify as a Special Preferred Technological Enterprise also in tax year 2025 and in future years and, as a result, its Preferred

Technological Income will be taxed at a rate of 6%. However, there can be no assurance that this beneficial tax treatment will apply in any future year (for example, as a result of a change in law, including pursuant to the adoption by Israel of the Pillar 2 rules under the OECD’s BEPS project. The Israeli Ministry of Finance has recently circulated draft legislation per which it is intended that the Pillar 2 rules would be implemented for taxable periods beginning on or after January 1, 2026. Any taxable income generated by our primary Israeli subsidiary, other than income qualified under the Preferred Technological Enterprise regime, will be taxed at the regular corporate tax rate of 23%.

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

Passive Foreign Investment Company Considerations. If, for any taxable year, 75% or more of our gross income consists of certain types of passive income, or 50% or more of the average value of our assets including goodwill and other intangible assets (generally determined on a quarterly basis) consists of passive assets (generally, assets that generate passive income), we will be treated as a PFIC for such year. If we are treated as a PFIC for any taxable year during which a U.S. holder owns our ordinary shares, the U.S. holder generally will be subject to increased tax liability upon the sale of our ordinary shares or upon the receipt of certain excess distributions, unless such U.S. holder makes an election to mark our ordinary shares to market annually.

We believe that we were not a PFIC for our taxable year ended September 30, 2025. However, because the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, which may be determined by reference to the market price of our ordinary shares (which may be volatile), and the amount and type of our gross income, we cannot guarantee that we will not become a PFIC for the current or any future taxable year or that the IRS will agree with our conclusion regarding our current or past PFIC status.

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

During fiscal year 2025, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar, the percentage of our revenue and operating expenses in the U.S. dollar or linked to the U.S. dollar may decrease over time and our exposure to fluctuations in currency exchange rates could increase.

In managing our foreign exchange risk, we enter into various foreign exchange contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, assuming the costs of executing these contracts are worthwhile. We use such contracts to hedge net exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily in Canadian dollar and European Euros, and anticipated costs to be incurred in a foreign currency, primarily New Israeli Shekels and Indian Rupees. We also use such contracts to hedge the net impact of the variability in exchange rates on certain balance sheet items such as accounts receivable and employee related accruals denominated primarily in New Israeli Shekels, Indian Rupees, European Euros, Canadian dollars, Philippine Pesos, and Great British Pound, as well as other foreign currency of jurisdictions in which we operate. We seek to minimize the net exposure that the anticipated cash flow from sales of our products and services, cash flow required for our expenses and the net exposure related to our balance sheet items, denominated in a currency other than our functional currency will be affected by changes in exchange rates. Please see Note 7 to our consolidated financial statements.

The table below presents the total volume or notional amounts and fair value of our derivative instruments as of September 30, 2025. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2025.

	Notional Value*	Fair Value of Derivatives
Foreign exchange contracts (in millions)	$1,523	$29.8

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer of Amdocs Management Limited, our management evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2025. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2025, the Chief Executive Officer and the Chief Financial Officer of Amdocs Management Limited concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level. Ernst and Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 20-F, has issued an attestation report on our internal control over financial reporting as of September 30, 2025, which is included herein.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended September 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Fees

Ernst & Young billed us approximately $3.3 million for audit services for fiscal year 2025, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Ernst & Young billed us approximately $3.7 million for audit services for fiscal year 2024.

Audit-Related Fees

Ernst & Young billed us approximately $1.2 million for audit-related services for fiscal year 2025. Audit-related services principally include SOC 1 report issuances and due diligence examinations. Ernst & Young billed us approximately $1.4 million for audit-related services for fiscal year 2024.

Tax Fees

Ernst & Young billed us approximately $1.1 million for tax advice, including fees associated with tax compliance, tax advice and tax planning services, for fiscal year 2025. Ernst & Young billed us approximately $0.8 million for tax advice in fiscal year 2024.

All Other Fees

Ernst & Young did not bill us for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal year 2025 or fiscal year 2024.

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

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal year 2025, our Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us and our affiliated purchasers during the fiscal year ended September 30, 2025, of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/01/24-10/31/24	337,093	$89.00	337,093	$507,643,884
11/01/24-11/30/24	346,611	$86.03	346,611	$477,826,015
12/01/24-12/31/24	977,500	$86.59	977,500	$393,185,859
01/01/25-01/31/25	351,866	$85.26	351,866	$363,185,862
02/01/25-02/28/25	343,636	$87.76	343,636	$333,027,629
03/01/25-03/31/25	841,609	$89.18	841,609	$257,971,753
04/01/25-04/30/25	505,663	$83.49	505,663	$215,754,315
05/01/25-05/31/25	328,369	$91.44	328,369	$1,185,729,323
06/01/25-06/30/25	683,387	$92.10	683,387	$1,122,791,098
07/01/25-07/31/25	490,264	$88.73	490,264	$1,079,290,760
08/01/25-08/31/25	398,431	$85.51	398,431	$1,045,221,531
09/01/25-09/30/25	704,194	$83.53	704,194	$986,398,630
Total	6,308,623	$87.38	6,308,623	$986,398,630

(1)
Excludes broker and transaction fees.
(2)
On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of our outstanding ordinary shares with no expiration date. The August 2023 plan permitted us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. On May 7, 2025, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2025 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In the year ended September 30, 2025, we completed the repurchase of the remaining authorized amount of ordinary shares under the August 2023 plan and initiated repurchases of our outstanding ordinary shares pursuant to the May 2025 plan. In the year ended September 30, 2025, we repurchased 6.3 million ordinary shares at an average price of $87.38 per share (excluding broker and transaction fees). As of September 30, 2025, we had remaining authority to repurchase up to an aggregate of $986.4 million of our outstanding ordinary shares under the May 2025 plan.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the Nasdaq listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be distributed to our shareholders in December 2025 and to our website at www.amdocs.com.

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

Our CISO is a senior manager reporting to our Chief Financial Officer & Chief Operating Officer (“CFO & COO”). Our CISO leads our cybersecurity program and supervises teams operating across different geographies supporting our cybersecurity functions designed to prevent, detect, mitigate, and remediate cybersecurity incidents. Our cybersecurity teams monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents through a variety of technical, administrative, and operational measures, and regularly report to our CISO. On an annual basis, and per request, our CISO provides reports and updates on the status of our cybersecurity program to our Board of Directors’ committees, including reports and updates on material cybersecurity risks, based on our management’s assessment of such risks, and all members of our Board of Directors are invited to join these sessions.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements and Schedule

The following Financial Statements and Financial Statement Schedule of Amdocs Limited, with respect to financial results for the fiscal years ended September 30, 2025, 2024 and 2023, are included at the end of this Annual Report:

Audited Financial Statements of Amdocs Limited

Management’s Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2025 and 2024

Consolidated Statements of Income for the fiscal years ended September 30, 2025, 2024 and 2023

Consolidated Statements of Comprehensive Income for the fiscal years ended September 30, 2025, 2024 and 2023

Consolidated Statements of Changes in Equity for the fiscal years ended September 30, 2025, 2024 and 2023

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2025, 2024 and 2023

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

Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a to Amdocs' Form 20-F filed December 9, 2021)

4.a(1)†

Sixth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.1 to Amdocs' Form 20-F filed December 13, 2022)

4.a(2)†

Seventh Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.2 to Amdocs' Form 20-F filed December 13, 2022)

4.a(3)†

Eighth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.3 to Amdocs' Form 20-F filed December 13, 2022)

4.a(4)†

Ninth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.4 to Amdocs' Form 20-F filed December 13, 2022)

4.a(5)†

Tenth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.5 to Amdocs' Form 20-F filed December 13, 2022)

4.a(6)†

Eleventh Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.6 to Amdocs' Form 20-F filed December 13, 2023)

4.a(7)†

Twelfth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021 (incorporated by reference to Exhibit 4.a.7 to Amdocs' Form 20-F filed December 17, 2024)

4.a(8)†*

Thirteenth Amendment to the Restated and Amended Master Services and Software License Agreement between Amdocs, Inc. and AT&T Services, Inc. for Software and Professional Services, effective October 14, 2021

4.b	Amdocs Limited 1998 Stock Option and Incentive Plan, as amended (incorporated by reference to Appendix B to Amdocs' Form 6-K filed December 23, 2024)

4.c

Fourth Amended and Restated Credit Agreement, dated as of July 29, 2024, among Amdocs Limited, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 4.c to Amdocs' From 20-F filed December 17, 2024)

4.d	Amdocs Limited Executive Officer Compensation Recoupment Policy (incorporated by reference to Exhibit 4.d to Amdocs' Annual Report on Form 20-F, filed December 13, 2023)

Exhibit No.	Description

8*	Subsidiaries of Amdocs Limited

11.1	Amdocs Insider Trading Policy (incorporated by reference to Exhibit 11.1 to Amdocs' From 20-F filed December 17, 2024)

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

14.1*	Consent of Ernst & Young LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: December 15, 2025

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2025. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that, as of September 30, 2025, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amdocs Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Amdocs Limited (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2025, the related notes and the financial statement schedule listed in the Index at Item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated December 15, 2025 expressed an unqualified opinion thereon.

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

Our audit procedures included, among others, evaluating the labor effort used in management's estimate through the life of the project. For example, for a sample of contracts, we tested management's estimate of total projected labor effort through a combination of analytical procedures, such as comparison of the estimated labor effort period over period, and inspection of contracts to understand the specific terms and conditions as well as the remaining obligations in the contract. For a sample of projects, we also met with various executives throughout the organization, including project managers, to obtain an understanding of project status and other factors considered in developing the estimate of projected labor effort including project challenges, completed milestones, customer change orders and delays. In addition, we performed a retrospective review of actual labor effort incurred compared to previously estimated projected labor effort to evaluate management’s historical ability to accurately estimate projected labor effort.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1988.

New York, NY

December 15, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amdocs Limited

Opinion on Internal Control Over Financial Reporting

We have audited Amdocs Limited’s internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Amdocs Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 30, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended September 30, 2025, the related notes and the financial statement schedule listed in the Index at Item 18 of Part III and our report dated December 15, 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

New York, NY

December 15, 2025

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of September 30,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$324,999	$346,085
Short-term interest-bearing investments	—	168,242
Accounts receivable, net	935,751	1,028,357
Prepaid expenses and other current assets	331,387	228,498
Total current assets	1,592,137	1,771,182
Property and equipment, net	768,557	755,601
Lease assets	182,088	149,254
Goodwill	2,890,680	2,844,908
Intangible assets, net	156,282	160,729
Other noncurrent assets	660,086	704,468
Total assets	$6,249,830	$6,386,142
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$371,173	$305,928
Accrued expenses and other current liabilities	622,748	778,939
Accrued personnel costs	207,285	230,812
Lease liabilities	38,725	39,983
Deferred revenue	118,861	115,247
Total current liabilities	1,358,792	1,470,909
Deferred income taxes and taxes payable	218,766	197,923
Lease liabilities	140,776	103,462
Long-term debt, net of unamortized debt issuance costs	646,901	646,291
Other noncurrent liabilities	413,915	468,380
Total liabilities	2,779,150	2,886,965
Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 290,351 and 288,485 issued and 108,448 and 112,891 outstanding, in 2025 and 2024, respectively	4,622	4,598
Additional paid-in capital	4,573,016	4,413,503
Treasury stock, at cost 181,903 and 175,594 ordinary shares, in 2025 and 2024, respectively	(8,335,774)	(7,784,434)
Accumulated other comprehensive income (loss)	22,635	(4,410)
Retained earnings	7,164,954	6,827,719
Total Amdocs Limited Shareholders’ equity	3,429,453	3,456,976
Noncontrolling interests	41,227	42,201
Total equity	3,470,680	3,499,177
Total liabilities and equity	$6,249,830	$6,386,142

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended September 30,
	2025(a)	2024	2023
Revenue	$4,532,913	$5,004,989	$4,887,550
Operating expenses:
Cost of revenue	2,811,333	3,249,598	3,159,941
Research and development	340,845	360,798	374,855
Selling, general and administrative	506,108	572,845	570,707
Amortization of purchased intangible assets and other	62,424	62,052	57,156
Restructuring charges	80,539	131,088	70,901
	3,801,249	4,376,381	4,233,560
Operating income	731,664	628,608	653,990
Interest and other expense, net	(38,422)	(37,537)	(17,629)
Income before income taxes	693,242	591,071	636,361
Income taxes	125,473	94,750	93,399
Net income	$567,769	$496,321	$542,962
Net income attributable to noncontrolling interests	3,065	3,124	2,253
Net income attributable to Amdocs Limited	$564,704	$493,197	$540,709
Basic earnings per share attributable to Amdocs Limited	$5.08	$4.27	$4.52
Diluted earnings per share attributable to Amdocs Limited	$5.05	$4.25	$4.49

(a) For further details see Note 22 "Segment Information and Revenue from Significant Customers".

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended September 30,
	2025	2024	2023
Net income	$567,769	$496,321	$542,962
Other comprehensive income, net of tax:
Net change in fair value of cash flow hedges (1)	21,225	37,714	11,903
Net change in fair value of available-for-sale securities (2)	5,238	10,965	6,594
Net actuarial gain on defined benefit plan (3)	582	183	707
Other comprehensive income, net of tax	27,045	48,862	19,204
Comprehensive income	$594,814	$545,183	$562,166
Comprehensive income attributable to noncontrolling interests	3,065	3,124	2,253
Comprehensive income attributable to Amdocs Limited	$591,749	$542,059	$559,913

(1)
Net of tax of $2,099, $2,211 and $362 for the fiscal years ended September 30, 2025, 2024 and 2023, respectively, please see Note 7.
(2)
No tax impact for the fiscal years ended September 30, 2025, 2024 and 2023.
(3)
Net of immaterial tax in fiscal years 2025, 2024 and 2023.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands, except per share data)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss) (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non-controlling interests(2)	Total Equity
Balance as of September 30, 2022	120,842	$4,548	$4,105,900	$(6,731,789)	$(72,476)	$6,211,586	$3,517,769	$42,509	$3,560,278
Comprehensive income:
Net income	—	—	—	—	—	540,709	540,709	2,253	542,962
Other comprehensive income	—	—	—	—	19,204	—	19,204	—	19,204
Comprehensive income	—	—	—	—	—	—	559,913	2,253	562,166
Employee stock options exercised	800	9	48,658	—	—	—	48,667	—	48,667
Repurchase of shares	(5,424)	—	—	(489,524)	—	—	(489,524)	—	(489,524)
Cash dividends declared ($1.700 per ordinary share)	—	—	—	—	—	(202,778)	(202,778)	—	(202,778)
Issuance of restricted stock, net of forfeitures	1,130	14	—	—	—	—	14	—	14
Equity-based compensation expense related to employees	—	—	89,698	—	—	—	89,698	—	89,698
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(1,589)	(1,589)
Balance as of September 30, 2023	117,348	$4,571	$4,244,256	$(7,221,313)	$(53,272)	$6,549,517	$3,523,759	$43,173	$3,566,932
Comprehensive income:
Net income	—	—	—	—	—	493,197	493,197	3,124	496,321
Other comprehensive income	—	—	—	—	48,862	—	48,862	—	48,862
Comprehensive income	—	—	—	—	—	—	542,059	3,124	545,183
Employee stock options exercised	434	6	26,928	—	—	—	26,934	—	26,934
Repurchase of shares	(6,612)	—	—	(563,121)	—	—	(563,121)	—	(563,121)
Cash dividends declared ($1.872 per ordinary share)	—	—	—	—	—	(214,995)	(214,995)	—	(214,995)
Issuance of restricted stock, net of forfeitures	1,173	15	—	—	—	—	15	—	15
Employee share purchase plan	548	6	37,779	—	—	—	37,785	—	37,785
Equity-based compensation expense related to employees	—	—	104,540	—	—	—	104,540	—	104,540
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(4,096)	(4,096)
Balance as of September 30, 2024	112,891	$4,598	$4,413,503	$(7,784,434)	$(4,410)	$6,827,719	$3,456,976	$42,201	$3,499,177
Comprehensive income:
Net income	—	—	—	—	—	564,704	564,704	3,065	567,769
Other comprehensive income	—	—	—	—	27,045	—	27,045	—	27,045
Comprehensive income	—	—	—	—	—	—	591,749	3,065	594,814
Employee stock options exercised	339	5	21,276	—	—	—	21,281	—	21,281
Repurchase of shares	(6,309)	—	—	(551,340)	—	—	(551,340)	—	(551,340)
Cash dividends declared ($2.06 per ordinary share)	—	—	—	—	—	(227,469)	(227,469)	—	(227,469)
Issuance of restricted stock, net of forfeitures	1,048	13	—	—	—	—	13	—	13
Employee share purchase plan	479	6	33,373	—	—	—	33,379	—	33,379
Equity-based compensation expense related to employees	—	—	104,864	—	—	—	104,864	—	104,864
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(4,039)	(4,039)
Balance as of September 30, 2025	108,448	$4,622	$4,573,016	$(8,335,774)	$22,635	$7,164,954	$3,429,453	$41,227	$3,470,680

(1)
As of September 30, 2025, 2024 and 2023, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $24,262, $3,037 and $(34,677), unrealized loss on short-term interest-bearing investments, net of tax, of $0, $(5,238) and $(16,203) and unrealized loss on defined benefit plan, net of tax, of $(1,627), $(2,209) and $(2,392).
(2)
In fiscal year 2022, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the noncontrolling interests is negligible. Starting fiscal year 2023, the Company distributes earnings to the noncontrolling interests, for further details please refer to Note 2.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended September 30,
	2025	2024	2023
Cash Flow from Operating Activities:
Net income	$567,769	$496,321	$542,962
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	195,435	195,234	197,955
Amortization of debt issuance cost	608	596	579
Equity-based compensation expense	104,864	104,540	89,698
Deferred income taxes	20,291	(45,673)	(60,212)
Loss from short-term interest-bearing investments	3,487	5,576	2,762
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	79,606	(104,413)	3,457
Prepaid expenses and other current assets	(55,061)	(8,478)	7,891
Other noncurrent assets	(15,445)	(2,250)	(1,532)
Lease assets and liabilities, net	3,221	(6,485)	(4,144)
Accounts payable, accrued expenses and accrued personnel	(77,041)	216,324	158,876
Deferred revenue	8,172	(60,332)	(157,829)
Income taxes payable, net	(15,109)	(47,241)	(11,596)
Other noncurrent liabilities	(71,701)	(19,291)	53,763
Net cash provided by operating activities	749,096	724,428	822,630
Cash Flow from Investing Activities:
Purchase of property and equipment, net(b)	(103,952)	(105,495)	(124,362)
Proceeds from sale of short-term interest-bearing investments	169,993	68,659	25,984
Purchase of short-term interest-bearing investments	—	(9,061)	—
Net cash paid for business and intangible assets acquisitions	(86,317)	(86,824)	(121,818)
Net cash from equity investments and other	18,215	5,315	(4,301)
Net cash used in investing activities	(2,061)	(127,406)	(224,497)
Cash Flow from Financing Activities:
Repurchase of shares	(551,340)	(563,121)	(489,524)
Proceeds from employee stock option exercises	21,294	26,949	48,681
Payments of dividends	(224,394)	(211,967)	(199,460)
Distribution to noncontrolling interests	(4,039)	(4,096)	(1,589)
Payment of contingent consideration and deferred payment of business acquisitions	(9,642)	(18,782)	(9,538)
Net cash used in financing activities	(768,121)	(771,017)	(651,430)
Net decrease in cash and cash equivalents	(21,086)	(173,995)	(53,297)
Cash and cash equivalents at beginning of year	346,085	520,080	573,377
Cash and cash equivalents at end of year	$324,999	$346,085	$520,080
Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds(c)	$122,416	$187,513	$156,386
Interest	$41,472	$35,396	$19,427

(b) The amounts under “Purchase of property and equipment, net,” include immaterial proceeds from sale of property and equipment for all periods presented.

(c) For further details, see also Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Nature of Entity

Amdocs Limited (the “Company”) is a leading provider of software and services to communications and media service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular cloud offering. The Company’s comprehensive portfolio of software products and services is designed to leverage artificial intelligence, driving digital transformation, accelerate cloud adoption, and enable intelligent network automation.

The Company is a Guernsey limited company, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company maintains strategic development centers in Israel, Cyprus and India. The Company also has regional development centers in Brazil, Canada, Mexico, the Philippines, the United Kingdom and the United States.

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

Investments

The Company has short-term interest-bearing investments comprised of marketable securities and bank deposits. The Company classifies all of its marketable securities as available-for-sale securities and considers all of its marketable debt securities as available for use to meet the Company’s operational needs, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. Such marketable securities, if applicable, consist primarily of money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt, which are stated at market value. The available-for-sale investments are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive income (loss) in shareholders’ equity. The Company recognizes an impairment when there is a decline in the fair value of its investments below the amortized cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings and the available-for-sale debt security’s amortized cost basis is written down to its fair value at the reporting date. For securities that do not meet these criteria, the Company needs to assess whether the decline is as result of a credit loss, and if so, the decline is recognized in earnings, while declines in fair value related to other factors are recognized in other comprehensive income. The Company uses a discounted cash flow analysis to estimate credit losses. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

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

Goodwill and intangible assets deemed to have indefinite lives are subject to an annual impairment test or more frequently if impairment indicators are present. The Company's annual evaluation of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a quantitative impairment test, if necessary. The goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. There was no impairment of goodwill in fiscal years 2025, 2024 or 2023.

The Company tests long-lived assets, including definite life intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment indicators include any significant changes in the manner of its use of the assets or the strategy of its overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the cash generating unit and its eventual disposition. Measurement of an impairment loss for long-lived assets, including definite life intangible assets that management expects to hold and use is based on the fair value of the cash generating unit. Long-lived assets, including definite life intangible assets, to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. There was an immaterial impairment of long-lived assets in fiscal years 2025, 2024 and 2023.

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

Although the Company believes the assumptions and estimates of fair value it has made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain and subject to refinement. Critical estimates in valuing certain assets acquired and liabilities assumed include but are not limited to: future expected cash flows from license and service sales, maintenance, customer contracts and acquired developed technologies, expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed and the acquired company’s brand awareness and discount rate. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill, if the changes are related to conditions that existed at the time of the acquisition. Upon final determination of the values of assets acquired or liabilities assumed any subsequent adjustments, based on events that occurred subsequent to the acquisition date, are recorded in its consolidated statements of income.

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

Significant judgment is required in evaluating the uncertain tax positions and determining the provision for income taxes. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, or changes in tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate. Please see Note 11 to the consolidated financial statements.

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

Cost of Revenue

Cost of revenue consists of all costs associated with providing software licenses and services to customers, third-party hardware and software and identified losses on contracts. Estimated losses on projects are recognized in the period in which the loss is identified.

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

Equity-Based Compensation

The Company measures and recognizes the compensation expense for all equity-based payments to employees and directors based on their estimated fair values. The Company estimated the fair value of employee stock options at the date of grant using a Black-Scholes valuation model. The Company values restricted stock including performance restricted stock based on the market value of the underlying shares at the date of grant which is reduced by the present value of estimated dividends for grants of restricted stock units that do not accrue dividends. The Company values Employee Stock Purchase Plan (“ESPP”) as the discount on the market value of the underlying shares at the date of grant which is reduced by the present value of estimated dividends and using Black-Scholes valuation model. Equity-Based Compensation are generally subject to service based conditions or a combination of service and performance-based conditions. The Company recognizes compensation costs over the service period using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight-line method. Performance-based restricted stock awards include performance conditions; accordingly, compensation expense is recognized over the service period for the portion of the award for which achievement of the performance condition is considered probable.

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

The Company evaluates accounts receivable and unbilled receivables to determine if they ultimately will be collected. Judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for doubtful accounts is for expected credit losses resulting from accounts receivable and unbilled receivables for which their collection is not reasonably probable. The allowance for doubtful accounts as of September 30, 2025 and 2024, was $26,169 and $32,638, respectively. As of September 30, 2025 and 2024, the Company had one customer with accounts receivable balances of more than 10% of total accounts receivable, amounting to 21% and 25%, respectively, please see Note 22.

Earnings per Share

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding equity-based awards using the treasury stock method. The Company includes participating securities (unvested restricted stock that contain non-forfeitable rights to dividends or dividend equivalents) in the computation of earnings per share pursuant to the two-class method, which calculates earnings per share for ordinary shares and participating securities.

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

Recent Accounting Standards

In September 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2025-06, "Intangibles - Goodwill and Other - Internal-Use Software", which will update the requirements around the capitalization and disclosure of internal-use software. This ASU will be effective for the Company's annual report for fiscal year 2029 including interim periods within those years, with early adoption permitted and to be applied either prospectively, retroactively or with a modified transition approach. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2024-03, "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures", to disclose in the notes to the financial statements additional information about specific expense categories. This ASU will be effective for the Company's annual report for fiscal year 2027 and for interim period reporting beginning in fiscal year 2028, with early adoption permitted and to be applied either prospectively or retroactively. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Improvements to Income Tax Disclosures”, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. This ASU will be effective for the Company's annual report for fiscal year 2026 and allows adoption on a prospective basis, with a retrospective option. This ASU will only have an impact on the Company's income tax disclosures. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

Adoption of New Accounting Standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), “Improvements to Reportable Segment Disclosures,” which enhances the disclosures required for operating segments in the annual and interim consolidated financial statements. The Company retrospectively adopted this ASU in the annual report of fiscal year 2025, see Note 22 for more information.

Note 3 — Acquisitions

Entities acquired by the Company during the last three fiscal years have been consolidated into the Company’s results of operations since their respective acquisition dates. These acquisitions, individually and in the aggregate, were not material in any fiscal year. During fiscal year 2025, the Company completed four business acquisitions for an aggregate net consideration of approximately $84,000 in cash, and a potential for additional consideration which may be paid later based on the achievement of certain performance metrics. The majority of the consideration is attributable to the acquisitions of Profinit, a data science and engineering company, and for the telco network engineering business of MOBIA. During fiscal year 2024, the Company completed two business acquisitions for an aggregate net consideration of approximately $84,007 in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The vast majority of this amount was paid for the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization. During fiscal year 2023, the Company completed three business acquisitions for an aggregate net consideration of approximately $130,318 in cash, and a potential for additional consideration may be paid later based on achievement of certain performance metrics. Among them were the service assurance business of TEOCO and ProCom Consulting, a digital transformation SI services and business consulting company.

Note 4 — Revenue

Contract Balances

The following table provides information about Accounts receivable, both billed and unbilled and deferred revenue:

	As of
	September 30, 2025	September 30, 2024
Accounts receivable — billed (net of allowance for credit losses of $26,169 and $32,638 as of September 30, 2025 and 2024, respectively)	$589,781	$665,740
Accounts receivable — unbilled (current)	345,970	362,617
Accounts receivable — unbilled (non-current)	104,200	75,050
Total Accounts receivable — unbilled	450,170	437,667
Deferred revenue (current)	(118,861)	(115,247)
Deferred revenue (non-current)	(9,889)	(836)
Total Deferred revenue	$(128,750)	$(116,083)

Revenue recognized during the year ended September 30, 2025, which was included in deferred revenue (current) as of September 30, 2024 was $99,957. Revenue recognized during the year ended September 30, 2024, which was included in deferred revenue (current) as of September 30, 2023 was $157,681.

Remaining Performance Obligations from Contracts with Customer

As of September 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $6.4 billion. Remaining performance obligations typically include the remaining non-cancelable, committed and fixed portion of contracts for their entire duration and therefore it is not comparable to what the Company considers to be the next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its Chief Operating Decision Maker ("CODM") in evaluating financial performance to disaggregate revenue. Please see Note 22 — Segment Information and Sales to Significant Customers.

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

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2025 and 2024:

	As of September 30, 2025
	Level 1	Level 2	Level 3	Total
Available-for-sale securities - money market funds	$118,163	$—	$—	$118,163
Equity Investments	—	—	32,540	32,540
Derivative financial instruments, net	—	29,780	—	29,780
Acquisition-related liabilities	—	—	(49,649)	(49,649)
Total	$118,163	$29,780	$(17,109)	$130,834

	As of September 30, 2024
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$142,920	$—	$—	$142,920
Corporate bonds	—	108,420	—	108,420
U.S. government treasuries	35,533	—	—	35,533
Supranational and sovereign debt	—	16,660	—	16,660
Municipal bonds	—	4,191	—	4,191
Asset backed obligations	—	3,438	—	3,438
Total available-for-sale securities	178,453	132,709	—	311,162
Equity Investments	—	—	42,190	42,190
Derivative financial instruments, net	—	(6,380)	—	(6,380)
Acquisition-related liabilities	—	—	(52,139)	(52,139)
Total	$178,453	$126,329	$(9,949)	$294,833

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal year 2025. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out scenarios, valued during fiscal years 2025 and 2024. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of September 30, 2025 and 2024. The decrease in Level 3 liabilities was primarily attributable to changes in the fair value recorded in the consolidated statement of income in fiscal year 2025, payments of certain acquisition-related liabilities, which were partially offset by new acquisition-related liabilities recorded against goodwill in connection with recent acquisitions. The decrease in Level 3 assets is primarily due to the sale of equity investments and, to a lesser extent, changes in fair value recorded in the consolidated statement of income in fiscal year 2025.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, please see Note 13.

Note 6 — Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of September 30, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds (1)	$118,163	$—	$—	$118,163

	As of September 30, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$142,920	$—	$—	$142,920
Corporate bonds	111,351	—	2,931	108,420
U.S. government treasuries	36,904	—	1,371	35,533
Supranational and sovereign debt	17,438	—	778	16,660
Municipal bonds	4,317	—	126	4,191
Asset backed obligations	3,470	—	32	3,438
Total(1)	$316,400	$—	$5,238	$311,162

(1)
Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s consolidated balance sheets. As of September 30, 2025, all the securities were classified as cash and cash equivalents and as of September 30, 2024, $168,242 of securities were classified as short-term interest-bearing investments and $142,920 of securities were classified as cash and cash equivalents.

In fiscal year 2025, the Company sold most of its available-for-sale securities. The total proceeds of the available-for-sale securities is $169,993, which the vast majority is attributable to this sale. The realized losses recognized from this sale were immaterial and are included in earnings and are determined based on a specific identification method. The Company assessed whether the unrealized losses for the investments in its portfolio during the years ended September 30, 2025 and 2024 were caused by expected credit loss. Based on this assessment, the Company did not recognize any credit losses in the fiscal years ended September 30, 2025 and 2024.

As of September 30, 2025, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$118,163

Note 7 — Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $33,700 as of September 30, 2025. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flows.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of September 30, 2025. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of September 30, 2025 for forward contracts.

Notional Value*
Foreign exchange contracts	$1,522,841

(*) Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the consolidated balance sheets at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of September 30, 2025 and September 30, 2024, is as follows:

	As of September 30,
	2025	2024
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$31,524	$3,264
Other noncurrent assets	—	2,987
Accrued expenses and other current liabilities	(6,235)	(4,093)
Other noncurrent liabilities	—	(236)
	25,289	1,922
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	11,898	2,674
Other noncurrent assets	—	1,236
Accrued expenses and other current liabilities	(7,407)	(12,212)
	4,491	(8,302)
Net fair value	$29,780	$(6,380)

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

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income, a separate component of equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, is recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2025, 2024 and 2023, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) reclassified from Accumulated Other Comprehensive Income (Loss) (Effective Portion) Year Ended September 30,
	2025	2024	2023
Line item in consolidated statements of income:
Revenue	$(1,248)	$1,116	$1,132
Cost of revenue	6,549	(15,438)	(30,078)
Research and development	2,863	(5,020)	(9,151)
Selling, general and administrative	3,041	(4,937)	(9,098)
Total	$11,205	$(24,279)	$(47,195)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive income (loss), net of tax, is as follows:

	Year Ended September 30,
	2025	2024	2023
Net unrealized gains (losses) on cash flow hedges, net of tax, beginning of period	$3,037	$(34,677)	$(46,580)
Changes in fair value of cash flow hedges, net of tax	31,386	14,917	(32,655)
Reclassification of (gains) losses into earnings, net of tax	(10,161)	22,797	44,558
Net unrealized gains (losses) on cash flow hedges, net of tax, end of period	$24,262	$3,037	$(34,677)

Net unrealized gains (losses) from cash flow hedges recognized in other comprehensive income were $34,529, $15,646 and $(35,654), or $31,386, $14,917 and $(32,655), net of taxes, during the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Of the net gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income (loss) as of September 30, 2025, a net gains of $ 23,152 will be reclassified into earnings during fiscal 2026 and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the fiscal years ended September 30, 2025, 2024 and 2023, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during fiscal years 2025 and 2023, and did not discontinue cash flow hedges in material amount in fiscal year 2024. The Company does not anticipate any such discontinuance in the normal course of business.

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

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the fiscal years ended September 30, 2025, 2024 and 2023, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains recognized in Income Year Ended September 30,
	2025	2024	2023
Line item in statements of income:
Cost of revenue	$1,378	$1,055	$(2,126)
Research and development	906	297	(1,078)
Selling, general and administrative	706	329	(996)
Interest and other expense, net	(6,929)	(11,664)	(16,312)
Income taxes	914	(451)	(73)
Total	$(3,025)	$(10,434)	$(20,585)

Note 8 — Property and Equipment, Net

The components of property and equipment, net are:

	As of September 30,
	2025	2024
Computers, related equipment and software	$1,379,501	$1,317,993
Building, building improvements and land	414,062	413,735
Leasehold improvements	189,236	214,319
Furniture, fixtures and other	60,553	63,759
Property and equipment, gross	2,043,352	2,009,806
Less accumulated depreciation	(1,274,795)	(1,254,205)
Property and equipment, net	$768,557	$755,601

Total depreciation expense for fiscal years 2025, 2024 and 2023, was $128,799, $128,800 and $128,024, respectively. Property and equipment that have been fully depreciated and are no longer in use are netted against accumulated depreciation.

As of September 30, 2025 and 2024, the costs, net of accumulated depreciation of software assets developed for internal use were $163,756 and $129,978, respectively.

Note 9 — Goodwill and Intangible Assets, Net

The following table presents details of the Company’s total goodwill:

As of September 30, 2023	$2,749,041
Goodwill resulting from acquisitions(1)	95,867
As of September 30, 2024	$2,844,908
Goodwill resulting from acquisitions(2)	45,772
As of September 30, 2025	$2,890,680

(1)
Mainly relates to the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization, see also Note 3. In allocating the total purchase price of Astadia, based on estimated fair values, the Company recorded $86,381 of goodwill, $27,677 of customer relationships to be amortized over approximately six years, $8,001 of core technology to be amortized over approximately four years, and $1,784 of trademark to be amortized over approximately three years.

(2)
Mainly relates to the acquisitions of Profinit, a data science and engineering company and the telco network engineering business of MOBIA, see also Note 3. In allocating the total preliminary purchase price of Profinit, based on estimated fair values, the Company recorded $29,165 of goodwill, and $19,324 of customer relationships to be amortized over approximately five years. In allocating the total preliminary purchase price of Mobia, based on estimated fair values, the Company recorded $4,025 of goodwill, and $13,830 of customer relationships to be amortized over approximately six years.

The Company performs an annual goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. There was no impairment of goodwill in fiscal years 2025, 2024 or 2023.

The following table presents details regarding the Company’s total definite-lived purchased intangible assets:

	Gross	Accumulated Amortization	Net
September 30, 2025
Core technology	$955,188	$(920,202)	$34,986
Customer relationships	815,818	(695,669)	120,149
Other	50,188	(49,041)	1,147
Total	$1,821,194	$(1,664,912)	$156,282
September 30, 2024
Core technology	$947,733	$(898,086)	$49,647
Customer relationships	766,251	(658,173)	108,078
Other	50,188	(47,184)	3,004
Total	$1,764,172	$(1,603,443)	$160,729

The amortization expenses related to the Company’s definite-lived purchased intangible assets were $61,469, $64,266 and $67,677 for the years ended 2025, 2024 and 2023, respectively.

The estimated future amortization expense of definite-lived purchased intangible assets as of September 30, 2025 is as follows:

Amount
Fiscal year:
2026	$51,772
2027	42,074
2028	33,284
2029	20,498
3030	6,674
Thereafter	1,980
Total	$156,282

Note 10 — Restructuring Charges

Following the Company’s restructuring activities in fiscal years 2023 and 2024, the Company has undertaken certain restructuring actions to focus on operational excellence, automation and the internal deployment of generative AI based tools across its business. The Company expects to pay the outstanding liability during the coming several quarters and continues to evaluate further operational efficiencies.

The restructuring activities for fiscal years 2025, 2024 and 2023, as of September 30, 2025 were as follows (*):

	Workforce	Premises and other	Total
Liability as of October 1, 2022	$—	$—	$—
Restructuring Charges	53,547	17,354	70,901
Payments	(25,870)	(3,991)	(29,861)
Non-Cash items	(2,846)	(10,998)	(13,844)
Liability as of September 30, 2023	$24,831	$2,365	$27,196
Restructuring Charges	115,843	15,245	131,088
Payments	(63,389)	(1,392)	(64,781)
Non-Cash items	(1,966)	(13,553)	(15,519)
Liability as of September 30, 2024	$75,319	$2,665	$77,984
Restructuring Charges	73,794	6,745	80,539
Payments	(77,774)	(3,633)	(81,407)
Non-Cash items	(1,065)	(3,093)	(4,158)
Liability as of September 30, 2025	$70,274	$2,684	$72,958

(*) The tables above do not include amounts related to employees' benefit incurred in prior periods.

Note 11 — Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended September 30,
	2025	2024	2023
Current	$105,182	$140,423	$153,611
Deferred	20,291	(45,673)	(60,212)
Income taxes	$125,473	$94,750	$93,399

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries’ earnings when paid as dividends to the Company.

The Company has tax receivables of $55,854 and $37,249 as of September 30, 2025 and 2024, respectively, which is included in Prepaid expenses and other current assets.

Deferred income taxes are comprised of the following components:

	As of September 30,
	2025	2024
Deferred tax assets:
Deferred revenue	$20,813	$24,507
Employee compensation and benefits	114,122	113,431
Intangible assets and computer software	40,208	50,564
Tax credits, net capital and operating loss carryforwards	145,525	170,591
Lease liabilities	51,644	37,130
Other	79,822	76,908
Total deferred tax assets	452,134	473,131
Valuation allowances	(63,213)	(61,513)
Total deferred tax assets, net	388,921	411,618
Deferred tax liabilities:
Anticipated withholdings on subsidiaries’ earnings	(15,802)	(33,339)
Intangible assets and computer software	(114,511)	(116,966)
Lease assets	(47,305)	(33,215)
Other	(55,016)	(46,780)
Total deferred tax liabilities	(232,634)	(230,300)
Net deferred tax assets	$156,287	$181,318

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year Ended September 30,
	2025	2024	2023
Statutory Guernsey tax rate	0%	0%	0%
Foreign taxes(1)	18.1	16.0	14.7
Effective income tax rate	18.1%	16.0%	14.7%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The Company’s income before income tax expense is considered to be foreign income.

(1) Foreign taxes for the year ended Sep 30, 2025:

In fiscal year 2025, the Company recorded a tax benefit of $18,504 related to the release of prior periods accrued withholding taxes on unremitted earnings accumulated in a certain jurisdiction. The release of the accrued withholding taxes followed the Company’s funding decisions relating to an investment allocation priorities.

Foreign taxes in fiscal year 2025 also included a benefit of $26,842 relating primarily to release of unrecognized tax benefits due to expiration of the periods set forth in statutes of limitations in certain jurisdictions, due to settlements with tax authorities and updated estimations in certain jurisdictions.

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

As of September 30, 2025 and 2024, the Company indefinitely reinvest certain undistributed earnings of its foreign subsidiary and as a result has not recorded deferred tax liabilities in amounts of $133,020 and $101,725, respectively.

During fiscal year 2025 the net increase in valuation allowances was $1,700. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2025, the Company had tax credits, net capital and operating loss carryforwards of $557,390 of which $137,406 have expiration dates through 2045, and the remainder do not expire.

During fiscal year 2024, the net decrease in valuation allowances was $4,652. The valuation allowances, related to the uncertainty of realizing tax benefits primarily for tax credits, net capital and operating loss carryforwards related to certain of the Company’s subsidiaries. As of September 30, 2024, the Company had tax credits, net capital and operating loss carryforwards of $699,023 of which $202,193 have expiration dates through 2044, and the remainder do not expire.

The aggregate changes in the balance of the Company’s gross unrecognized tax benefits were as follows:

	Year Ended September 30,
	2025	2024	2023
Balance at beginning of fiscal year	$151,822	$196,949	$213,031
Additions based on tax positions related to the current year	23,112	23,267	22,181
Additions for tax positions of prior years	22,751	15,840	18,477
Reductions for tax positions of prior years	(3,486)	(4,613)	(16,096)
Settlements with tax authorities(1)	(7,040)	(48,622)	(27,737)
Lapse of statute of limitations	(16,627)	(30,999)	(12,907)
Balance at end of fiscal year	$170,532	$151,822	$196,949

(1) The changes in the years ended September 30, 2024 and 2023 were $48,622 and $27,737 respectively, the majority of which were offset by income tax payments or changes in tax receivables and tax payables.

The total amount of unrecognized tax benefits, which includes interest and penalties, was $170,532 as of September 30, 2025, and $151,822 as of September 30, 2024, all of which would affect the effective tax rate if realized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of September 30, 2025, the Company had accrued $38,090 in income taxes payable for interest and penalties relating to unrecognized tax benefits, of which $7,595 was recognized in the statements of income in fiscal year 2025, net of interest and penalties reversals. As of September 30, 2024, the Company had accrued $30,495 in income taxes payable for interest and penalties relating to unrecognized tax benefits. A benefit of $4,617 of interest and penalty reversals, net of interest and penalties accrual for the period, was recognized in the statements of income in fiscal year 2024.

The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of September 30, 2025, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits in progress within the next 12 months.

It is reasonably possible that the amount of unrecognized tax benefits may decrease by up to $17,045 during fiscal year 2026 as a result of lapse of statutes of limitations in jurisdictions in which the Company operates.

Note 12 — Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On August 2, 2023, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of the Company’s outstanding ordinary shares with no expiration date. The August 2023 plan permitted the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. On May 7, 2025, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.0 billion of the Company’s outstanding ordinary shares with no expiration date. The May 2025 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. In the year ended September 30, 2025, the Company completed the repurchase of the remaining authorized amount of ordinary shares under the August 2023 plan and initiated repurchases of the Company’s outstanding ordinary shares pursuant to the May 2025 plan. In the year ended September 30, 2025, the Company repurchased 6,309 ordinary shares at an average price of $87.38 per share (excluding broker and transaction fees). As of September 30, 2025, the Company had remaining authority to repurchase up to an aggregate of $986.4 million of its outstanding ordinary shares under the May 2025 plan.

Note 13 — Financing Arrangements

In December 2011, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017, March 2021 and July 2024, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 March 2026 and July 2029, respectively. As of September 30, 2025, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

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

The total interest expense recognized in connection with the Senior Notes for the years ended September 30, 2025, 2024 and 2023 were $17,098, 17,128 and 17,066, respectively. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and were $4,822 and 4,831, respectively, as of September 30, 2025 and 2024. As of September 30, 2025, the noncurrent outstanding principal portion was $650,000.

The total estimated fair value of the Senior Notes as of September 30, 2025 and 2024 was $595,621 and $579,774, respectively. The fair value was determined based on the closing trading price of Senior Notes as of September 30, 2025 and 2024, and is deemed a Level 2 liability within the fair value measurement framework.

As of September 30, 2025, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes. As of September 30, 2025, the Company had outstanding letters of credit and bank guarantees from various banks totaling $90,837, which were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

Note 14 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of September 30,
	2025	2024
Ongoing accrued expenses	$332,321	$445,253
Project-related provisions	26,143	42,719
Dividends payable(1)	57,156	54,081
Taxes payable	34,131	47,697
Derivative instruments(2)	13,642	16,305
Other	159,355	172,884
Accrued expenses and other current liabilities	$622,748	$778,939

(1)
The amounts payable as a result of the August 6, 2025 and the August 7, 2024 dividend declarations, please see Note 20 to the consolidated financial statements.
(2)
Includes derivatives that are designated as hedging instruments and derivatives that are not designated as hedging instruments, please see Note 7 to the consolidated financial statements.

Note 15 — Interest and other expense, net

Interest and other expense, net, consists of the following:

	Year Ended September 30,
	2025	2024	2023
Interest income(1)	$(9,154)	$(17,453)	$(21,248)
Interest expense(1)	42,436	34,892	23,093
Foreign exchange loss(2)	5,932	13,212	12,057
Other, net	(792)	6,886	3,727
	$38,422	$37,537	$17,629

(1)
The net change in interest expense net of interest income, is primarily attributable to lower level cash balance. Interest expense also includes certain fees and for further details, please see Note 13 to the consolidated financial statements.
(2)
The Foreign exchange loss is primarily attributable to volatility of certain currencies’ exchange rates as well as to the cost of executing our hedging policy.

Note 16 — Leases

As discussed in Note 2, the operating lease expense is recorded on a straight-line basis over the lease term.

Lease costs were as follows:

	Year Ended September 30,
	2025	2024	2023
Total net lease cost(1),(2)	$63,215	$54,904	$64,696

(1)
The lease cost includes immaterial amounts of lease income.
(2)
Variable lease cost is immaterial.

Supplemental information related to operating lease transactions was as follows:

	Year Ended September 30,
	2025	2024
Lease liability payments	$48,048	$57,319
Lease assets obtained in exchange for liabilities	$79,725	$33,964

	As of September 30,
	2025	2024
Weighted average remaining lease term — Operating leases	6.2 Years	5.0 Years
Weighted average discount rate — Operating leases	5.3%	4.0%

The following maturity analysis presents future undiscounted cash outflows for operating leases as of September 30, 2025:

For the year ended September 30,
2026	$46,359
2027	34,668
2028	30,506
2029	26,788
3030	21,923
Thereafter	57,031
Total lease payments	$217,275
Less: imputed interest	(37,774)
Present value of lease liabilities	$179,501

As of September 30, 2025 and September 30, 2024, the Company had no material finance leases.

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

The Company generally offers its products with a limited warranty. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been incurred after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2025, 2024 and 2023.

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

Note 18 — Employee Benefits

The Company accrues severance pay in according with law and certain employment procedures, mainly for the employees of its Israeli operations on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the

Israeli operations. This severance pay liability amounted to $295,214 and $301,561 as of September 30, 2025 and 2024, respectively, and is included as accrued employee costs in other noncurrent liabilities. This liability is partially funded by amounts on deposit with insurance companies that totaled $217,253 and $204,658 as of September 30, 2025 and 2024, respectively, and are included in other noncurrent assets. These accrued severance expenses were $25,028, $39,772 and $37,207 for fiscal years 2025, 2024 and 2023, respectively.

The Company sponsors defined contribution plans covering certain employees around the world. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal years 2025, 2024 and 2023 under such plans were not material compared to total operating expenses.

Note 19 — Equity-based Compensation

Equity Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, restricted stock units and stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In February 2024, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 70,550 to 73,550. The amendment to the Equity Incentive Plan became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in February 2024. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years and are generally subject to service based conditions or a combination of service and performance-based conditions and stock options have a contractual term of primarily ten years. Also, in accordance with the Equity Incentive Plan, options were issued at or above the market price at the time of the grant.

The following tables summarize information about stock options to purchase the Company’s ordinary shares, restricted stock and restricted stock units, as well as changes during the fiscal year ended September 30, 2025:

Stock Options:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding as of October 1, 2024	1,159	$63.92
Granted	82	92.00
Exercised	(340)	62.65
Forfeited	—	—
Outstanding as of September 30, 2025	901	$66.95
Exercisable as of September 30, 2025	818	$64.45

As of September 30, 2025, the weighted average remaining contractual life of outstanding and exercisable stock options was 3.45 and 3.18 years, respectively. The total intrinsic value of stock options exercised during fiscal years 2025, 2024 and 2023 was $8,808, $10,899 and $24,721, respectively. The aggregate intrinsic value of outstanding and exercisable stock options as of September 30, 2025 was $14,402 and $14,397, respectively.

Restricted Stock:

	Number of Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2024	2,175	$79.61
Granted	1,027	82.33
Vested	(932)	78.74
Forfeited	(211)	62.84
Outstanding as of September 30, 2025	2,059	$83.08

The value of restricted stock vested during fiscal years 2025, 2024 and 2023 was $83,163, $72,404 and $60,646, respectively, based on the market value of the Company's ordinary stock on the vest date.

Restricted Stock Units:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding as of October 1, 2024	619	$83.21
Granted	293	83.07
Vested	(231)	81.08
Forfeited	(42)	84.41
Outstanding as of September 30, 2025	639	$83.84

The value of restricted stock units vested during fiscal years 2025, 2024 and 2023 was $20,375, $17,722 and $13,125, respectively, based on the market value of the Company's ordinary stock on the vest date.

Employee Share Purchase Plan

On November 8, 2022, the Company’s Board of Directors adopted, subject to shareholder approval, the Amdocs Limited 2023 Employee Share Purchase Plan (the “ESPP”). The ESPP was subsequently approved by our shareholders at the annual general meeting of shareholders in January 2023. The approved number of shares that may be issued under the ESPP will not exceed in the aggregate 2,400 ordinary shares. Under its terms, the ESPP became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission. On February 13, 2023, the Company filed a registration statement on Form S-8 registering the offer and sale of 2,400 ordinary shares issuable under the ESPP. As of September 30, 2025, 1,027 ordinary shares have been issued since the commencement of the ESPP.

Under the ESPP, eligible employees have the right to purchase ordinary shares at the end of each purchase period based on their accumulated payroll deductions during the purchase period of a specified percentage of eligible compensation up to 10% (subject to a limitation to accrue the right to purchase ordinary shares up to twenty-five thousand dollars in any calendar year). Each purchase period lasts six months in duration, with purchases occurring in December and June. The purchase price per ordinary share will equal the lesser of 85% of the fair market value of our ordinary shares at either the beginning of the purchase period or the end of the purchase period. In fiscal years 2025 and 2024, employees purchased 479 and 548 ordinary shares under the ESPP at a price of $69.68 and $68.95 per share, respectively, no shares have been purchased under the ESPP in fiscal year 2023, as the initial purchase was in December 2023.

Equity-based Compensation Expense

Equity-based compensation pre-tax expense, including grants of employee stock options, restricted stock, restricted stock units and ESPP for the years ended September 30, 2025, 2024 and 2023 was as follows:

	Year Ended September 30,
	2025	2024	2023
Cost of revenue	$51,320	$53,409	$42,969
Research and development	9,603	8,644	7,509
Selling, general and administrative	43,941	42,487	39,220
Total	$104,864	$104,540	$89,698

The income tax benefit related to equity-based compensation expense was $20,693, $21,169 and $17,986 for the years ended 2025, 2024 and 2023, respectively.

As of September 30, 2025, there was $82,000 of unrecognized compensation expense related to unvested stock options, unvested restricted stock awards and unvested restricted stock units which is expected to be recognized over a weighted average period of approximately one to two years, based on the vesting periods of the grants.

As of September 30, 2025, there was $1,573 of unrecognized compensation expense related to the ESPP which is expected to be recognized over the remaining purchase period.

Note 20 — Dividends

The Company’s Board of Directors declared the following dividends during the fiscal years ended September 30, 2025, 2024 and 2023:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
August 6, 2025	$0.527	September 30, 2025	$57,156	October 31, 2025
May 7 ,2025	$0.527	June 30, 2025	$57,969	July 25, 2025
February 4, 2025	$0.527	March 31, 2025	$58,615	April 25, 2025
November 12, 2024	$0.479	December 31, 2024	$53,729	January 31, 2025
August 7, 2024	$0.479	September 30, 2024	$54,081	October 25, 2024
May 8, 2024	$0.479	June 28, 2024	$54,703	July 26, 2024
February 6, 2024	$0.479	March 29, 2024	$55,528	April 26, 2024
November 7, 2023	$0.435	December 29, 2023	$50,683	January 26, 2024
August 2, 2023	$0.435	September 29, 2023	$51,053	October 27, 2023
May 10, 2023	$0.435	June 30, 2023	$51,781	July 28, 2023
January 31, 2023	$0.435	March 31, 2023	$52,309	April 28, 2023
November 8, 2022	$0.395	December 30, 2022	$47,635	January 27, 2023

The amounts payable as a result of the August 6, 2025, August 7, 2024 and August 2, 2023 declarations were included in accrued expenses and other current liabilities as of September 30, 2025, 2024 and 2023, respectively.

On November 11, 2025, the Company’s Board of Directors approved quarterly dividend payment of $0.527 per share, and set December 31, 2025 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 30, 2026.

On November 11, 2025, the Company’s Board of Directors also approved, subject to shareholder approval at the January 30, 2026 annual general meeting of shareholders, an increase in the quarterly cash dividend to $0.569 per share, anticipated to be paid in April 2026.

Note 21 — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended September 30,
	2025	2024	2023
Numerator:
Net income attributable to Amdocs Limited	$564,704	$493,197	$540,709
Net income and dividends attributable to participating restricted stock	(10,590)	(9,338)	(9,169)
Numerator for basic earnings per ordinary share	$554,114	$483,859	$531,540
Undistributed income allocated to participating restricted stock	6,296	5,245	5,719
Undistributed income reallocated to participating restricted stock	(6,262)	(5,215)	(5,679)
Numerator for diluted earnings per ordinary share	$554,148	$483,889	$531,580
Denominator:
Weighted average number of shares outstanding - basic	111,147	115,489	119,687
Weighted average number of participating restricted stock	(2,084)	(2,187)	(2,030)
Weighted average number of ordinary shares - basic	109,063	113,302	117,657
Effect of dilutive equity-based compensation awards	599	656	832
Weighted average number of ordinary shares - diluted	109,662	113,958	118,489
Basic earnings per ordinary share attributable to Amdocs Limited	$5.08	$4.27	$4.52
Diluted earnings per ordinary share attributable to Amdocs Limited	$5.05	$4.25	$4.49

For the fiscal years ended September 30, 2025, 2024 and 2023, 117, 48 and 47 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding equity-based compensation awards. Shares attributable to antidilutive outstanding stock equity-based compensation awards were not included in the calculation of diluted earnings per share.

Note 22 — Segment Information and Revenue from Significant Customers

The Company manages its operations as one operating segment, providing software products and services primarily for the communications, and media industry service providers. The Company’s Chief Operating Decision Maker (“CODM”) is the Company’s Chief Executive Officer. The CODM evaluates the operating results of the Company on a consolidated net income basis. Refer to the consolidated statements of income. The financial information is used by the CODM for purposes of making operating decisions, allocating resources and assessing performance. The Company’s significant segment expenses, which are the expenses included in the operating income, and other segment items, which includes interest and other expense, net and income taxes, are included in the consolidated statements of income. Segment assets provided to the CODM include accounts receivable billed, current and non-current accounts receivable unbilled and current and non-current deferred revenue.

Geographic Information

The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

	Year Ended September 30,
	2025 (*)	2024	2023
Revenue
North America (mainly United States)	$2,983,553	$3,325,967	$3,306,988
Europe	705,107	726,226	703,141
Rest of the world	844,253	952,796	877,421
Total	$4,532,913	$5,004,989	$4,887,550

	As of September 30,
	2025	2024
Long-lived Assets(1)
Europe	$96,544	$104,153
North America	58,807	72,362
Rest of the world:
Israel	524,584	508,328
India	79,910	59,589
Others	8,712	11,169
Total	$768,557	$755,601

(1)
Property and equipment, net.

Revenue by nature of activities

	Year Ended September 30,
	2025 (*)	2024	2023
Managed services arrangements	$2,995,763	$2,904,924	$2,856,621
Others	1,537,150	2,100,065	2,030,929
Total	$4,532,913	$5,004,989	$4,887,550

Revenue from Significant Customers

The following table summarizes the percentage of revenue from significant customer groups which accounted for at least ten percent of its total revenue in each of fiscal years 2025, 2024 and 2023.

	Year Ended September 30,
	2025	2024	2023
Revenue
Customer 1 (*)	25.9%	24.5%	23.8%
Customer 2 (*)	19.9%	22.6%	23.1%

*During the first quarter of fiscal year 2025, the Company phased out several low-margin, non-core business activities, which were included in fiscal year 2024, for more details see ‘Item 5. Operating and Financial Review and Prospects’. Excluding the phase out, the percentage of revenue of customer 1 and customer 2 for fiscal year 2025 remained roughly stable as compared to fiscal year 2024.

Note 23 — Selected Quarterly Results of Operations (Unaudited)

The following are details of the unaudited quarterly results of operations for the three months ended:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2025 (*)
Revenue	$1,150,218	$1,144,437	$1,128,203	$1,110,055
Operating income	132,625	202,470	197,735	198,834
Net income attributable to Amdocs Limited	96,327	154,001	163,243	151,133
Basic earnings per share	0.88	1.39	1.46	1.34
Diluted earnings per share	0.88	1.39	1.45	1.33
2024
Revenue	$1,263,882	$1,250,059	$1,245,849	$1,245,199
Operating income	112,674	175,868	155,732	184,334
Net income attributable to Amdocs Limited	86,441	140,289	118,502	147,965
Basic earnings per share	0.76	1.22	1.02	1.27
Diluted earnings per share	0.76	1.21	1.01	1.26

AMDOCS LIMITED

Financial Statement Schedule

VALUATION AND QUALIFYING ACCOUNTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

	Accounts Receivable Allowances	Valuation Allowances on Net Deferred Tax Assets
Balance as of September 30, 2022	$16,627	$56,868
Charged to costs and expenses	6,876	7,144
Charged to other accounts	(937)	7,449(1)
Deductions	(2,765)(3)	(5,296)(2)
Balance as of September 30, 2023	19,801	66,165
Charged to costs and expenses	23,698	10,668
Charged to other accounts	(396)	-
Deductions	(10,465)(5)	(15,320)(4)
Balance as of September 30, 2024	32,638	61,513
Charged to costs and expenses	14,363	2,861
Charged to other accounts	(82)	1,699(1)
Deductions	(20,750)(7)	(2,860)(6)
Balance as of September 30, 2025	$26,169	$63,213

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
(6)
$1,703 of valuation allowances on deferred tax assets were written off against the related deferred tax assets, and the remaining deductions in the valuation allowances on net deferred tax assets were released to earnings.
(7)
$13,117 of accounts receivable allowances were written off against the related accounts receivables, and the remaining deductions in the accounts receivable allowances were released to earnings.